
07023361



82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME China Coal Energy Company Limited

*CURRENT ADDRESS 1 Huangsi Street (No. 1 Huangsidajie)
Chaoyang District, Beijing
The People's Republic of China

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 15 2007
THOMSON FINANCIAL

FILE NO. 82- 35082 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: MAC

DAT : 5/8/07

RECEIVED

A3 a power of attorney dated 22 November 2006 signed by, Jing Tianliang, a Director of China Coal Energy Company Limited authorizing any other Director(s) in the Company the right to act on his behalf respectively or jointly, including but not limited to approve, sign, deliver, handle, carry out, complete, publish, and announce any or all documents or materials deemed necessary and appropriate. This power of attorney is irrevocable within three months starting from the date of signature, and will become invalid after aforesaid period of time.

A8(a) an acquisition agreement dated 24 March 2005 entered into between Datun Coal Electricity (Group) Limited-Liability Company and Shanghai Datun Energy Resources Co., Ltd. in respect of the electricity power and related assets from the former to the latter for a consideration equal to the net asset value of electricity power and related assets which was valued at RMB699.5685 million as at 31 October 2004 (subject to adjustments).

This acquisition agreement is conditional on ChinaCoal Group's verification of the assessment report, the approval of State-owned Assets Supervision and Administration Commission of the State Council, and the affirmation by both parties' organ of power.

A8(b) a coal export and sales agency framework agreement dated 5 September 2006 entered into between China Coal Energy Company Limited (the "Company") and ChinaCoal Group in respect of the appointment of ChinalCoal Group as the Company's non-exclusive export and sales agent for its coal products.

Under this framework agreement, agency services provided by ChinaCoal Group shall include export contracts signing, application for export licence and foreign exchange settlement. The Company shall select its overseas customers for its coal products, and determine the price, quantity and other contract provisions. ChinaCoal Group shall consult with the Company before entering into specific provisions of coal export contracts. The Coal Export and Sales Agency Framework Agreement took effect on the date of incorporation of the Company, 22 August 2006, and expires on 31 December 2008, and is subject to renewal.

A8(c) a coal supplies framework agreement dated 5 September 2006 entered into between China Coal Energy Company Limited (the "Company") and ChinaCoal Group in respect of the exclusive supply of coal products produced from the Mines under Restructuring of the Prospectus by ChinaCoal Group to the Company.

ChinaCoal Group will procure that all coal products produced from the Mines under Restructuring be supplied exclusively to the Company, and has undertaken not to sell any such coal products to any third party. The Company and ChinaCoal Group shall within the last quarter of each calendar year devise a 12-month coal products supply schedule for the next calendar year. The Company (or its relevant subsidiary) shall enter into separate contracts with ChinaCoal Group (or its relevant associate) to set out the specific terms and conditions of supplying coal products according to the principles, and within the parameters, provided for under the Coal Supplies Framework Agreement.

If the coal products supplied by the Mines under Restructuring under the Coal Supplies Framework Agreement cannot satisfy the Company's requirements, including quality or quantity, the Company is entitled to choose the relevant coal products supplied by third parties. The Coal Supplies Framework Agreement took effect on the date of incorporation of the Company, 22 August 2006, and expires on 31 December 2008, and is subject to renewal.

A8(d) an integrated materials and services mutual provision framework agreement dated 5 September 2006 entered into between China Coal Energy Company Limited (the "Company") and ChinaCoal Group in respect of the mutual provision of materials and services required by the parties' respective operations.

Under the Restructuring, ChinaCoal Group transferred to the Company substantially all assets related to its coal export-related services, comprising its sales and marketing network, port facilities, customer access, tradenames and market experience and knowledge. As ChinaCoal Group is one of only four PRC enterprises authorized to perform coal exports and in respect the quotas allocated to ChinaCoal Group that have not been used by the Company, it continues to provide export quotas and coal export agency services to its other coal export customers. In this connection, ChinaCoal Group has appointed the Company, on an exclusive basis, to provide coal export-related services, such as coal blending, logistics and transportation services, for customers of ChinaCoal Group.

The Company receives revenue for the provision of such coal export-related services, which is at a rate of 0.8% to 1.3% on the FOB price per tonne of coal exported. In contrast with the Coal Export and Sales Agency Framework Agreement, ChinaCoal Group provides export sales agency services such as provision of quotas and agency services for the export of coal by the Company. The Company has to pay for such services, which is at a rate of 0.7% on the FOB price per tonne of exported coal and at a rate of 0.7% on the FOB price plus U.S.$0.5 per tonne of coal exported to the Taiwan market. The Integrated Materials and Services Mutual Provision Framework Agreement took effect on the date of incorporation of the Company, 22 August 2006, and expires on 31 December 2008, and is subject to renewal.

A8(e) a mine construction and design framework agreement dated 5 September 2006 entered into between China Coal Energy Company Limited (the "Company") and ChinaCoal Group in respect of the provision of coal mine construction services by ChinaGroup and its associates to the Company and the provision of coal mine design services by the Company to ChinaGroup and its associates.

The Company shall provide coal mine design services to support the ancillary businesses of ChinaCoal Group and its associates. ChinaCoal Group and its associates shall provide coal mine construction services to the Company for construction of coal mines and related mining facilities. ChinaCoal Group and its associates shall provide construction services required from the Company in respect of projects the Company undertakes under sub-contracting arrangement with third parties that involve construction of coal mines and related mining facilities. The Mine Construction and Design Framework Agreement took effect on the date of

incorporation, 22 August 2006, and expires on 31 December 2008, and is subject to renewal.

A8(f) a property leasing framework agreement dated 5 September 2006 entered into between China Coal Energy Company Limited (the "Company") and ChinaCoal Group in respect of the leasing of certain buildings and properties from ChinaCoal Group and its associates to the Company.

The properties leased to the Company (or its relevant subsidiaries) from ChinaCoal Group and its associates comprise 476 properties occupying an aggregate gross floor area of approximately 0.21 million m^2 and are mostly for production and operation uses. The Company is entitled to lease additional properties from ChinaCoal Group during the term of the Property Leasing Agreement. Either party may, at any time before the Property Leasing Framework Agreement expires, by giving not less than 6 months' notice to terminate any lease made pursuant to and comprised under the agreement, and the rentals will accordingly be reduced.

The Property Leasing Framework Agreement is of a term of 10 years commencing on 22 August 2006, being the date of incorporation of the Company, and is subject to renewal. The agreement is of a duration longer than three years as otherwise normally permitted under the connected transactions' regulatory regime of the Hong Kong Listing Rules. This is because 10-year property leases are more desirable for the Company to avoid unnecessary disruption to the Company's operations and to minimize relocation costs. The Company's independent property valuer, Savills, and the Joint Sponsors are also of the view that it is normal business practice for property leasing agreements involving PRC properties to be of such duration.

A8(g) a land use rights leasing framework agreement dated 5 September 2006 entered into between China Coal Energy Company Limited (the "Company") and ChinaCoal Group in respect of the leasing of certain land use rights from ChinaCoal Group and its associates to the Company. Under the Land Use Rights Leasing Framework Agreement, the land use rights leased to the Company from ChinaCoal Group and its associates comprise land use rights in respect of 93 parcels of land occupying an aggregate gross site area of approximately 2.1 million square metres, mostly for production and operation uses. The Land Use Rights Framework Agreement sets out the particulars of each parcel of land subject to the agreement.

The Land Use Rights Leasing Framework Agreement is of a term of 20 years commencing on 22 August 2006, being the date of incorporation of the Company, and is subject to renewal. The agreement is of a duration longer than three years as otherwise normally permitted under the connected transactions regulatory regime of the Hong Kong Listing Rules. This is because 20-year land use rights leases are more desirable for the Company (or its relevant subsidiaries) to avoid unnecessary disruption to its operations and to minimize relocation costs, especially when the Company has buildings or fixtures constructed on the relevant parcels of land. Savills and the Joint Sponsors are also of the view that it is normal business practice for PRC land use rights leasing agreements to be of such duration. The Company may, at any time before the Land Use Rights Leasing Framework Agreement expires, terminates any lease made pursuant to and comprised under the agreement by giving 2 months' notice, and the rentals payable by the Company will accordingly be reduced.

A8(h) a coal/coke product sales framework agreement dated 8 November 2006 entered into between China Coal Energy Company Limited (the "Company") and Datong Coal Industry Co., Ltd. in respect of the purchase and/or sales of coal/coke products between such Subsidiaries' Substantial Shareholders and the Company.

The Company (or its relevant subsidiary) shall sell to and purchase from the five Subsidiaries' Substantial Shareholders coal and/or coke products as the parties may from time to time mutually agree. The Company (or its relevant subsidiary) shall enter into separate purchase and sales contracts with each of the five Subsidiaries' Substantial Shareholders to set out the specific terms and conditions of sale and purchase of coal and/or coke products according to the principles, and within the parameters, provided for under the Coal/Coke Product Sales Framework Agreements. The Coal/Coke Product Sales Framework Agreements took effect on the date of incorporation of the Company, 22 August 2006, and expires on 31 December 2008, and is subject to renewal.

A8(i) a coal/coke product sales framework agreement dated 5 September 2006 entered into between China Coal Energy Company Limited (the "Company") and Shanxi Longquan Foundry Coke Company Limited in respect of the purchase and/or sales of coal/coke products between such Subsidiaries' Substantial Shareholder and the Company. The terms of this framework agreement are substantially the same as those with Datong Coal Industry Co., Ltd.

A8(j) a coal/coke product sales framework agreement dated 5 September 2006 entered into between China Coal Energy Company Limited (the "Company") and Lingshi Jiuxin Coal Preparation Company Limited in respect of the purchase and/or sales of coal/coke products between such Subsidiaries' Substantial Shareholder and the Company. The terms of this framework agreement are substantially the same as those with Datong Coal Industry Co., Ltd.

A8(k) a coal/coke product sales framework agreement dated 5 September 2006 entered into between China Coal Energy Company Limited (the "Company") and Shuozhou Shuocheng Liu Jia Kou Coal Transportation Terminal in respect of the purchase and/or sales of coal/coke products between such Subsidiaries' Substantial Shareholder and the Company. The terms of this framework agreement are substantially the same as those with Datong Coal Industry Co., Ltd.

A8(l) a coal/coke product sales framework agreement dated 5 September 2006 entered into between China Coal Energy Company Limited (the "Company") and Shaanxi Yulin Coal Export Group Corporation in respect of the purchase and/or sales of coal/coke products between such Subsidiaries' Substantial Shareholder and the Company. The terms of this framework agreement are substantially the same as those with Datong Coal Industry Co., Ltd.

A8(m) a railway leasing and management entrustment service framework agreement dated 5 September 2006 entered into between China Coal Energy Company Limited (the "Company") and Shuozhou Pingshuo Luda Railway Transportation Co., Ltd. in respect of the lease of railway from and the provision of railway management entrustment services by the Company's subsidiaries.

Pingshuo Luda shall lease railway from the Company (or its relevant subsidiaries) and provide management entrustment services to the Company's relevant subsidiaries, Pingshuo Antaibao and Anjialing Mine. Each party shall enter into separate written service contracts with the Company to set out the specific terms, conditions and price for the provision of each type of railway and management services according to the principles, and within the parameters, provided for under the Railway Leasing and Management Entrustment Service Framework Agreement.

The quality of the railway leasing and management entrustment services provided by Pingshuo Luda under the Railway Leasing and Management Entrustment Service Framework Agreement shall be in accordance with the standards of services specified in the written agreements and shall be based on a reasonable price. Where the standards are specified by rules or regulations, the services provided shall be in accordance with such standards. The parties shall set the standards of services to be provided under the agreement and shall amend such standards from time to time in accordance with the market conditions.

IMPORTANT: If you are in any doubt about any of the contents of this Prospectus, you should obtain independent professional advice.

RECEIVED

2007 MAR 13 A 11:02

12/31/05



CHINA COAL ENERGY COMPANY LIMITED*

中國中煤能源股份有限公司

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

GLOBAL OFFERING

Number of Offer Shares under the Global Offering:	3,246,374,000 H Shares (subject to the Over-allotment Option)
Number of Hong Kong Public Offer Shares:	162,320,000 H Shares (subject to adjustment)
Number of International Offer Shares:	3,084,054,000 H Shares (subject to adjustment and the Over-allotment Option)
Maximum Offer Price:	HK$4.05 per Hong Kong Public Offer Share (payable in full on application and subject to refund, plus brokerage of 1%, SFC transaction levy of 0.004% and Hong Kong Stock Exchange trading fee of 0.005%)
Nominal Value:	RMB1.00 per Share
Stock Code:	1898

Joint Global Coordinators and Joint Bookrunners
(in alphabetical order)

China International Capital Corporation Limited

Citigroup Global Markets Asia Limited

Morgan Stanley Dean Witter Asia Limited

Joint Sponsors and Joint Lead Managers
(in alphabetical order)

China International Capital Corporation (Hong Kong) Limited

Citigroup Global Markets Asia Limited

Morgan Stanley Dean Witter Asia Limited

Financial Adviser to China Coal Energy Company Limited

China International Capital Corporation Limited

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this Prospectus, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Prospectus.

A copy of this Prospectus (the "Prospectus"), having attached thereto the documents specified in "Appendix XI — Documents Delivered to the Registrar of Companies and Available for Inspection", has been registered by the Registrar of Companies in Hong Kong as required by Section 342C of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong). The Securities and Futures Commission and the Registrar of Companies in Hong Kong take no responsibility for the contents of this Prospectus or any other document referred to above.

The Offer Price is expected to be fixed by agreement among the Joint Global Coordinators (on behalf of the Hong Kong Underwriters) and us on the Price Determination Date. The Price Determination Date is expected to be on or about Wednesday, 13 December 2006 and, in any event, not later than Sunday, 17 December 2006. The Offer Price will be not more than HK$4.05 and is currently expected to be not less than HK$3.20. Applicants for Hong Kong Public Offer Shares are required to pay, on application, the maximum offer price of HK$4.05 for each Hong Kong Public Offer Share together with a brokerage of 1%, a SFC transaction levy of 0.004%, and a Hong Kong Stock Exchange trading fee of 0.005%, subject to refund if the Offer Price should be lower than HK$4.05.

The Joint Global Coordinators (on behalf of the Underwriters, and with our consent) may reduce the indicative Offer Price range below that stated in this Prospectus at any time prior to the morning of the last day for lodging applications under the Hong Kong Public Offering. In such a case, a notice of the reduction in the indicative Offer Price range will be published in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) not later than the morning of the day which is the last day for lodging applications under the Hong Kong Public Offering. If applications for Hong Kong Public Offer Shares have been submitted prior to the day which is the last day for lodging applications under the Hong Kong Public Offering, then even if the indicative Offer Price range is so reduced, such applications cannot be subsequently withdrawn. Further details are set out in "Structure of the Global Offering" and "How to Apply for Hong Kong Public Offer Shares".

If, for whatever reason, we and the Joint Global Coordinators (on behalf of the Underwriters) are not able to agree on the Offer Price, the Global Offering (including the Hong Kong Public Offering) will not proceed and will lapse.

The obligations of the Hong Kong Underwriters under the Hong Kong Underwriting Agreement to subscribe for, and to procure applicants for the subscription for, Hong Kong Public Offer Shares are subject to termination by the Joint Global Coordinators (for themselves and on behalf of the Hong Kong Underwriters) if certain grounds arise prior to 8:00 a.m. on the day that trading in the H Shares commences on the Hong Kong Stock Exchange. Such grounds are set out in the section headed "Underwriting" in this Prospectus. It is important that you refer to that section for further details.

We are incorporated, and substantially all of our businesses are located, in the PRC. Potential investors should be aware of the differences in the legal, economic and financial systems between the PRC and Hong Kong, and the fact that there are different risks associated with investment in PRC-incorporated businesses. Potential investors should also be aware that the regulatory framework in the PRC is different from the regulatory framework in Hong Kong, and should take into consideration the different market nature of our H Shares. Such differences and risks are set out in the section headed "Risk Factors" and in "Appendix VIII — Summary of Principal Legal and Regulatory Provisions" to this Prospectus.

6 December 2006

* *for identification purposes only*

(This Page Intentionally Left Blank)

Application lists open[2]	11:45 a.m. on Monday, 11 December 2006
Latest time to lodge **WHITE** and **YELLOW** Application Forms	12:00 noon on Monday, 11 December 2006
Latest time to give **electronic application instructions** to HKSCC[3]	12:00 noon on Monday, 11 December 2006
Application lists close	12:00 noon on Monday, 11 December 2006
Expected Price Determination Date[4]	Wednesday, 13 December 2006
Announcement of the Offer Price, the level of indication of interest in the International Offering, the results of applications in the Hong Kong Public Offering and the basis of allocation of Hong Kong Public Offer Shares (with successful applicants' identification document numbers, where appropriate) to be published in the South China Morning Post in English and the Hong Kong Economic Times in Chinese on or before	Monday, 18 December 2006
Despatch of H Share certificates and refund cheques on or before[5]	Monday, 18 December 2006
Dealings in H Shares on the Hong Kong Stock Exchange expected to commence at	9:30 a.m. on Tuesday, 19 December 2006

Notes:

(1) All times refer to Hong Kong local time, except as otherwise stated. Details of the structure of the Global Offering, including its conditions, are set out in "Structure of the Global Offering". If there is any change in this expected timetable, an announcement will be published in the South China Morning Post in English and in the Hong Kong Economic Times in Chinese.

(2) If there is a "black" rainstorm warning or a tropical cyclone warning signal number 8 or above in force at any time between 9:00 a.m. and 12:00 noon on Monday, 11 December 2006, the application lists will not open on that day. Further information is set out in "How to apply for Hong Kong Public Offer Shares — Effect of Bad Weather on the Opening of the Application Lists".

(3) Applicants who apply for Hong Kong Public Offer Shares by giving electronic application instructions to HKSCC should refer to "How to Apply for Hong Kong Public Offer Shares — Applying by Giving Electronic Application Instructions to HKSCC".

(4) The Price Determination Date, being the date on which the Offer Price is to be determined, is expected to be on or about Wednesday, 13 December 2006 and, in any event, not later than Sunday, 17 December 2006. If, for any reason, the Offer Price is not agreed by Sunday, 17 December 2006, the Global Offering (including the Hong Kong Public Offering) will not proceed and will lapse.

(5) Applicants who apply for 1,000,000 or more Hong Kong Public Offer Shares and have indicated in their Application Forms that they wish to collect share certificates (if applicable) and refund cheques (if applicable) in person may do so from our H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong from 9:00 a.m. to 1:00 p.m. on Monday, 18 December 2006 or any other date notified by our Company in the newspapers as the date of despatch of share certificates/refund cheques. Applicants being individuals who opt for personal collection must not authorize any other person to make their collection on their behalf. Applicants being corporations who opt for personal collection must attend by sending their authorized representatives each bearing a letter of authorization from his corporation stamped with the corporation's chop. Both individuals and authorized representatives (if applicable) must produce, at the time of collection, evidence of identity acceptable to our H Share registrar. Uncollected share certificates and refund cheques will be despatched by ordinary post to the addressees specified in the relevant Application Forms at the applicants' own risk. Further information is set out in "How to Apply for Hong Kong Public Offer Shares".

Refund cheques will be issued in respect of wholly or partially unsuccessful applications and also in respect of successful applications in the event that the Offer Price is less than the initial price per Hong Kong Public Offer Share payable on application. Part of your Hong Kong Identity Card number/passport number, or, if you are joint applicants, part of the Hong Kong Identity Card number/passport number of the first-named applicant, provided by you may be printed on your refund cheque, if any. Such data would also be transferred to a third party to facilitate your refund. Your banker may require verification of your Hong Kong Identity Card number/passport number before encashment of your refund cheque. Inaccurate completion of your Hong Kong Identity Card number/passport number may lead to delay in encashment of your refund cheque or may invalidate your refund cheque.

H Share certificates will only become valid certificates of title provided that the Hong Kong Public Offering has become unconditional in all respects and neither of the Underwriting Agreements has been terminated in accordance with its terms. Investors who trade H Shares on the basis of publicly available allocation details prior to the receipt of their H Share certificates or prior to the H Share certificates becoming valid certificates of title do so entirely at their own risk.

TABLE OF CONTENTS

This Prospectus is issued by China Coal Energy Company Limited solely in connection with the Hong Kong Public Offering and the Hong Kong Public Offer Shares and does not constitute an offer to sell or a solicitation of an offer to buy any security other than the Hong Kong Public Offer Shares offered by this Prospectus pursuant to the Hong Kong Public Offering. This Prospectus may not be used for the purpose of, and does not constitute, an offer or invitation in any other jurisdiction or in any other circumstance. No action has been taken to permit a public offering of the Offer Shares in any jurisdiction other than Hong Kong and Japan and no action has been taken to permit the distribution of this Prospectus in any jurisdiction other than Hong Kong. The distribution of this Prospectus and the offering and sale of the Offer Shares in other jurisdictions are subject to restrictions and may not be made except as permitted under the applicable securities laws of such jurisdictions pursuant to registration with or authorization by the relevant securities regulatory authorities or an exemption therefrom.

You should rely only on the information contained in this Prospectus and the Application Forms to make your investment decision.

We have not authorized anyone to provide you with information that is different from that contained in this Prospectus.

Any information or representation not made in this Prospectus must not be relied on by you as having been authorized by us, the Joint Global Coordinators, the Joint Sponsors, the Underwriters, any of their respective directors or any other person or party involved in the Global Offering.

	Page
Expected Timetable	i
Summary	1
Definitions	13
Glossary	21
Risk Factors	25
Forward-looking Statements	43
Information about this Prospectus and the Global Offering	44
Parties Involved in the Global Offering	48
Corporate Information	52
Industry Overview	54
Regulations	63
Restructuring	74
Business	80
Overview	80
Our competitive strengths	81
Our business strategies	86
Principal products and services	89
Coal operations	90
Coking operations	108
Coal mining equipment manufacturing operations	110
Coal mine design and other operations	112
Purchases from our large suppliers	112
Sales made to our large customers	113
Environmental matters	113
Occupational health and safety	115
Intellectual property	116
Properties	116
Insurance	120
Employees	120
Legal proceedings	122

TABLE OF CONTENTS

	Page
Financial Information	123
Relationship with ChinaCoal Group	164
Connected Transactions	178
Directors, Supervisors and Senior Management	201
Substantial Shareholder	213
Share Capital	214
Future Plans and Use of Proceeds	218
The Strategic and Corporate Placings	220
Underwriting	225
Structure of the Global Offering	233
How to Apply for Hong Kong Public Offer Shares	239

Appendices		Page
Appendix I	— Accountants' Report	I-1
Appendix II	— Unaudited Pro Forma Financial Information	II-1
Appendix III	— Profit Forecast	III-1
Appendix IV	— Unaudited PRC GAAP Interim Financial Information of Shanghai Datun	IV-1
Appendix V	— Property Valuation	V-1
Appendix VI	— Independent Technical Report	VI-1
Appendix VII	— Taxation and Foreign Exchange	VII-1
Appendix VIII	— Summary of Principal Legal and Regulatory Provisions	VIII-1
Appendix IX	— Summary of Articles of Association	IX-1
Appendix X	— Statutory and General Information	X-1
Appendix XI	— Documents Delivered to the Registrar of Companies and Available for Inspection	XI-1

This summary aims to give you an overview of the information contained in this Prospectus. As this is a summary, it does not contain all the information that may be important to you. You should read this Prospectus in its entirety before you decide to invest in the Hong Kong Public Offer Shares.

There are risks associated with any investment. Some of the particular risks in investing in the H Shares are set out in "Risk Factors". You should read that section carefully before you decide to invest in the H Shares.

OVERVIEW

We are the second largest coal enterprise in China based on our 2005 revenue. According to *BP Statistical Review 2006*, China is the world's largest producer and consumer of coal, one of the most important energy resources in the world and the most important source of primary energy in China. We sold 92.2 million tonnes and 43.5 million tonnes of coal in 2005 and the six months ended 30 June 2006, respectively. Our total revenue from coal operations in the years ended 31 December 2003, 2004 and 2005 and the six months ended 30 June 2005 and 2006 was RMB11,656.7 million, RMB17,733.0 million, RMB25,147.7 million, RMB12,600.1 million and RMB11,761.0 million, respectively.

According to the SRK Report, we had total marketable coal reserves of 3,003 million tonnes as of 30 June 2006. We sell high-quality thermal coal and coking coal produced from nine operating coal mines and thirteen coal processing plants that we wholly or partially own and/or operate. Located in eastern, northern and northwestern China, our five mining areas consist of nine underground mines and three open pit mines, two of which, the Antaibao Open Pit Mine and the Anjialing Open Pit Mine, are among the largest open pit mines in China. Each of our mines and coal processing plants is situated in close proximity to our customers or with convenient access to transportation networks and facilities. Our raw coal output grew from 33.2 million tonnes in 2003 to 50.1 million tonnes in 2005, representing a CAGR of 22.8%.

We are also one of China's largest coal suppliers, with extensive market experience, well-established brand names and solid customer relationships. Our parent company, ChinaCoal Group, is the largest coal exporter in China. Our extensive sales and marketing network and established supply and distribution channels have contributed to our success in conducting our proprietary coal trading operations and providing coal import agency and export-related services.

As an integrated coal enterprise with coal production, sales and trading as our core business, we further supplement our coal operations with a diversified portfolio of other related operations. We operate one of China's largest coking operations not affiliated with a steelmaker. Our coking operations include the production and sale of coke and coal-based chemicals. We also own China's largest coal mining equipment manufacturing operations in terms of revenue. In addition, we operate ancillary businesses, including coal mine design and transportation services. We believe these operations represent a natural extension of our coal production, sales and trading capabilities while effectively expanding the scope of our product and service offerings and enhancing our core competitiveness.

In the year ended 31 December 2005 and the six months ended 30 June 2006, we had total revenue of RMB30,061.3 million and RMB14,679.7 million, respectively, and net profit of RMB3,343.5 million and RMB1,334.4 million, respectively.

OUR COMPETITIVE STRENGTHS

- We are the second largest coal enterprise in the PRC and have the potential to attain sustainable growth.
- We offer high-quality coal products to our customers by leveraging our abundant, high-quality and diversified coal reserves as well as our advanced coal processing and blending capabilities.
- With our extensive market experience, well-recognized brand names, stable coal supply, comprehensive transportation facilities and solid customer relationships, we have one of the strongest coal sales and marketing networks in China.
- Our coal mines and coal production facilities are situated with convenient access to transportation networks, thereby ensuring the timely, cost-effective and efficient delivery of our coal products.
- We own two of the largest open pit mines in China and rely on advanced mining and recycling technologies to achieve optimal resource utilization and improve environmental protection.
- Our extensive expertise in coal mine design and our position as the largest coal mining equipment manufacturer in China has made us the most integrated enterprise in the domestic coal industry, enabled us to increase our revenue and contributed to the continuing development of our core business.
- Our management team has extensive industry and management experience to effectively manage our operations and maximize shareholder value.

OUR BUSINESS STRATEGIES

- Seek rapid and sustainable growth through organic growth supplemented by external development strategies.
- Maximize our profitability and maintain our competitiveness by improving operating efficiency and controlling costs.
- Expand our sources of income by focusing on the development of high value-added coal-based chemicals products.
- Strengthen our sales and marketing networks, optimize operations, enhance marketing capabilities and increase our market share.
- Increase our research and development efforts to lower production costs and increase the value of our products.
- Improve production safety and environmental protection to ensure our continuing development.
- Optimize internal control by strengthening our financial management and investment decision-making.

RISK FACTORS

There are certain risks involved in our operations and many of these risks are beyond our control. These risks can be characterized as: (i) risks relating to China's coal industry and our businesses; (ii) risks relating to the People's Republic of China; and (iii) risks relating to the Global Offering.

Risks Relating to China's Coal Industry And Our Businesses

- Our business and results of operations are susceptible to the cyclical nature of coal markets and are vulnerable to fluctuations in coal prices.
- Our business operations are extensively impacted by the policies and regulations of the PRC Government. Any policy or regulatory changes may cause us to incur significant compliance costs.
- Our continuing success depends on our ability to continue acquiring and developing coal resources and obtaining the relevant mining rights and land use rights.
- Our business requires significant and continuous capital investment. Our capital investment projects are subject to governmental approval, may exceed our original budgets, may not generate the expected benefits or may not be completed.
- We may experience a shortage of reliable and adequate transportation capacity for our coal products and any increase in transportation costs could have a material adverse effect on our business and results of operations.
- The coal reserve data in this Prospectus are estimates and may be inaccurate, and hence our projected future production volumes, revenue and capital expenditures, which are based on these estimates, may differ materially from actual figures.
- Accidents at our mines or other neighboring coal mines could materially and adversely affect our business and the safety of our coal operations.
- We may not have sufficient insurance coverage against potential operational risks.
- There may be significant reductions in purchases by our major customers and/or terminations of our long-term sales contracts.
- We may be unable to compete effectively against other coal producers and sellers.
- Our indebtedness may materially and adversely affect our financial performance and results of operations.
- Our dividend distributions to our existing shareholders made prior to the completion of the Global Offering should not be treated as indicative of our Company's future dividend policy. These dividend distributions before the Global Offering may adversely impact the total value of our assets and your investment.
- Our profitability and ability to operate our business effectively are dependent on the fulfillment by ChinaCoal Group of its obligations under certain agreements entered into in connection with our Restructuring.
- We will be controlled by ChinaCoal Group, whose interests may differ from those of our other shareholders.
- Any material dispute between our Company and a joint venture partner may adversely affect the results of operations of the relevant joint venture company and our Company.
- Our Company has a limited operating history as an independent entity, which may affect the efficiency of our operations and your ability to evaluate our business and growth potential.

- Our coal mining equipment manufacturing business may be materially and adversely affected by an economic downturn in the domestic coal industry or a decrease in domestic coal consumption, and our coal mining equipment may subject us to product liability claims.
- Our coking operations are dependent on the domestic and international supply of and demand for coke and may be affected by macro-economic regulations and controls.
- We have not obtained the land use rights and building ownership rights to some of our mining sites and facilities.
- There is no assurance that our Company, our subsidiaries or our jointly controlled entities will continue to benefit from preferential tax treatment.
- Exports of certain of our products are subject to new export tax policies, which may adversely affect our business and financial position.
- Any changes in the political and economic conditions in the Asia-Pacific region may adversely affect our business and operations.

Risks Relating to the People's Republic of China

- Adverse changes in China's economic, political and social conditions as well as governmental policies could have a material adverse effect on China's overall economic growth, which could in turn adversely affect our financial condition and results of operations.
- Changes in foreign exchange regulations and future movements in the exchange rate of Renminbi may adversely affect the financial condition and results of operations of our Company and our ability to pay dividends.
- The PRC legal system is continuously evolving and has inherent uncertainties, and the legal protections available to our shareholders may be limited.
- It may be difficult to enforce any judgments obtained from non-PRC courts against our Company or our Directors, Supervisors or senior executive officers residing in China.
- The exemption from withholding tax on dividends and income available to holders of H Shares may not continue in the future.
- Concerns over China's high growth and measures taken by the PRC Government may lead to an increase in interest rates and a slowdown in economic growth.
- There may be an occurrence of a widespread public health problem, such as SARS.

Risks Relating to the Global Offering

- There has been no prior public market for the H Shares. The liquidity and market price of the H Shares following the Global Offering may be volatile.
- Because the Offer Price is higher than the net tangible book value per share of our Company, the holders of the H Shares will incur immediate dilution.
- Disposal of the H Shares by NSSF or transfer of Shares held on our domestic share register into H Shares following the listing of the H Shares may result in an increase in the number of H Shares available on the market and may affect the price of the H Shares.

- Shareholders' interests may be diluted as a result of additional equity fund-raising.
- Forward-looking information included in this Prospectus may prove inaccurate.
- We cannot guarantee the accuracy of facts, forecasts and other statistics with respect to China, the Chinese economy and China's coal and coal-related industries contained in this Prospectus.
- We strongly caution you not to place any reliance on any information contained in press articles or other media regarding us and the Global Offering.

FINANCIAL INFORMATION

Summary Historical Combined Financial Information

The following tables present our summary historical combined financial information for the periods indicated. The summary combined income statement information, cash flow information and other financial information for the years ended 31 December 2003, 2004, 2005 and the six months ended 30 June 2005 and 2006, and the summary combined balance sheet information as of 31 December 2003, 2004, 2005 and 30 June 2005 and 2006 are derived from, and should be read in conjunction with, the combined financial information set forth in the Accountants' Report in Appendix I to this Prospectus.

Prior to the Restructuring, our business operations were conducted by the companies wholly owned or controlled by ChinaCoal Group (the "Predecessor Operations"). Since ChinaCoal Group controlled the business operations and the related assets that were transferred to us pursuant to the Restructuring, and continues to control us after the Restructuring, our historical combined financial information have been prepared as a combination of businesses under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities transferred to us have been stated at historical carrying amounts. In addition, the historical combined financial data presented below for each of the years in the three-year period ended 31 December 2005 and the six months ended 30 June 2005 and 2006 also reflect the financial position and results of operations of certain of the businesses and assets historically associated with the Predecessor Operations retained by ChinaCoal Group as part of the Restructuring. Businesses retained by ChinaCoal Group include: (i) equity interests in certain coal gas, coke and coking coal operations and in certain coal-based chemicals manufacturing and sales operations; (ii) operations of the Mines under Restructuring; (iii) coal mine and civil engineering construction operations; (iv) coal bed methane development operations; (v) provision of coal export agency services and a small amount of coal trading and agency services businesses of certain overseas trading companies; (vi) community functions such as schools and hospitals; (vii) a small amount of investment in equity and some non-operational assets; and (viii) other non-core operations including real estate and hotel development and management. Although certain of such businesses and assets retained by ChinaCoal Group were not transferred to us, they have been included in the historical combined financial information up to the effective date of the Restructuring, 22 August 2006, because they were an integral part of, or historically associated with, the assets, liabilities and interests of the Predecessor Operations (the "Transferred Businesses"). Accordingly, the financial information included in this section may not necessarily reflect what our results of operations, financial position and cash flows would have been had we been a separate and stand-alone entity during the periods presented below. For selected historical financial information relating to businesses and assets retained by ChinaCoal Group historically associated with the Predecessor Operations, see Note 2 in the Accountants' Report in Appendix I to this Prospectus.

The selected historical combined financial data should be read in conjunction with our combined financial information as included in the Accountants' Report in Appendix I to this Prospectus.

	Year ended 31 December			Six months ended 30 June	
	2003	2004	2005	2005	2006
	(audited)	(audited)	(audited)	(unaudited)	(audited)
			(RMB millions)		
Summary combined income statement information[(1)]					
IFRS					
Revenue					
Coal operations (from external sales)	11,656.7	17,733.0	25,147.7	12,600.1	11,761.0
Coking operations (from external sales)	1,064.9	2,039.2	1,591.3	938.6	1,012.4
Coal mining equipment operations (from external sales)	1,057.9	1,479.4	1,891.2	889.1	971.9
Other operations (from external sales)	701.2	912.2	1,431.1	584.1	934.4
Total revenue	14,480.8	22,163.8	30,061.3	15,011.9	14,679.7
Cost of sales	(12,762.7)	(17,544.0)	(24,437.8)	(11,418.9)	(11,635.9)
Gross profit	1,718.1	4,619.8	5,623.5	3,593.0	3,043.8
Profit before income tax	332.0	3,165.8	4,310.2	2,979.0	2,110.3
Income tax expense	(93.3)	(730.2)	(758.8)	(586.9)	(627.9)
Profit for the year/period	238.6	2,435.5	3,551.4	2,392.0	1,482.4
Attributable to:					
Equity owner of our Company	141.0	2,248.2	3,343.5	2,179.0	1,334.4
Minority interests	97.7	187.3	208.0	213.0	148.0
	238.6	2,435.5	3,551.4	2,392.0	1,482.4
Dividends	404.0	798.9	1,161.4	178.3	160.6

	As of 31 December			As of 30 June
	2003	2004	2005	2006
	(audited)	(audited)	(audited)	(audited)
		(RMB millions)		
Summary combined balance sheet information[(2)]				
IFRS				
ASSETS				
Non-current assets	10,433.2	12,414.8	14,489.6	16,000.2
Current assets	8,352.8	10,350.0	12,272.5	12,386.2
Total assets	18,786.0	22,764.8	26,762.1	28,386.4
EQUITY AND LIABILITIES				
Total equity	2,044.7	2,935.6	4,593.9	5,955.2
Non-current liabilities	6,902.0	8,490.4	9,372.7	9,886.6
Current liabilities	9,839.2	11,338.8	12,795.5	12,544.6
Total equity and liabilities	18,786.0	22,764.8	26,762.1	28,386.4

(1) The summary combined income statement information for each of the years in the three-year period ended 31 December 2005 and the six months ended 30 June 2005 and 2006 include the results of certain businesses and assets retained by ChinaCoal Group after the Restructuring.

(2) The summary combined balance sheet information as of 31 December 2003, 2004, 2005 and 30 June 2006 include certain businesses and assets retained by ChinaCoal Group after the Restructuring.

	Year ended 31 December			Six months ended 30 June	
	2003	2004	2005	2005	2006
	(audited)	(audited)	(audited)	(unaudited)	(audited)
			(RMB millions)		
Summary combined cash flow information					
Net cash from operating activities	985.1	3,490.7	2,765.4	1,705.2	1,143.0
Net cash used in investing activities	(2,095.1)	(2,525.7)	(2,717.7)	(1,135.9)	(1,963.4)
Net cash from/(used in) financing activities	1,211.8	(694.8)	(153.9)	287.1	(25.9)

Other Summary Financial Information

The following table sets forth a full quantitative reconciliation of EBITDA to its most directly comparable IFRS equivalent, profit for the year, and the calculation of EBITDA margin.

	Year ended 31 December			Six months ended 30 June	
	2003	2004	2005	2005	2006
			(RMB millions)		
Profit for the year	238.6	2,435.5	3,551.4	2,392.0	1,482.4
Income tax expense	(93.3)	(730.2)	(758.8)	(586.9)	(627.9)
Share of profits/(losses) of associates	0.7	(1.9)	(6.1)	3.1	(1.2)
Finance costs	(675.4)	(527.8)	(112.3)	(23.7)	(291.5)
Depreciation and amortization	(632.5)	(871.3)	(1,005.5)	(436.4)	(561.4)
EBITDA[1] (unaudited)	1,639.1	4,566.7	5,434.1	3,435.9	2,964.4
Revenue	14,480.8	22,163.8	30,061.3	15,011.9	14,679.7
EBITDA Margin[1] (unaudited)	11.3%	20.6%	18.1%	22.9%	20.2%

(1) EBITDA, which is used to measure our operating performance, is defined as profit for the year plus finance costs, share of profits/(losses) of associates, income tax expense and depreciation and amortization. EBITDA margin is calculated by dividing EBITDA by total operating revenue. We present our EBITDA and EBITDA margin here to provide additional information regarding our operating performance and because our management believes EBITDA is useful to investors as a measure commonly used by securities analysts, investors and other interested parties in the evaluation of the performance of companies in the mining industry. EBITDA is not a standard measure under IFRS. EBITDA should not be considered in isolation or construed as an alternative to cash flows, net income or any other measure of performance or as an indicator of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. EBITDA does not account for taxes, interest expense or other non-operating cash expenses. In evaluating EBITDA, we believe that investors should consider, among other things, the components of EBITDA such as turnover and operating expenses and the amount by which EBITDA exceeds capital expenditures and other charges.

SUMMARY HISTORICAL OPERATING DATA

The following tables set forth summary operating data of each of our segments after elimination of inter-segment sales for the periods indicated:

	Year ended 31 December						Six months ended 30 June			
	2003		2004		2005		2005		2006	
	Sales volume	Sales	Sales volume	Sales	Sales volume	Sales	Sales volume	Sales	Sales volume	Sales
	(tonnes)	(RMB)	(tonnes)	(RMB)	(tonnes)	(RMB)	(tonnes)	(RMB)	(tonnes)	(RMB)
					(in millions)					
Coal operations segment										
Coal production and sales ...										
Thermal coal										
Domestic sales	21.6	3,528.0	29.7	7,198.4	37.1	10,687.1	15.7	4,503.2	20.3	6,105.8
Overseas sales	13.7	3,335.1	14.9	5,078.6	11.3	5,246.3	6.4	2,896.5	4.3	1,739.3
Sub-total	35.3	6,863.1	44.6	12,276.9	48.4	15,933.4	22.1	7,399.7	24.6	7,845.2
Coking coal										
Domestic sales	1.6	531.3	2.0	954.0	2.4	1,482.1	1.2	778.9	1.4	832.9
Overseas sales	0.4	114.4	0.2	144.2	0.2	181.3	0.1	75.9	0.1	123.9
Sub-total	2.0	645.6	2.2	1,098.2	2.6	1,663.4	1.3	854.8	1.6	956.7
Total coal production and sales	37.3	7,508.7	46.9	13,375.1	51.0	17,596.8	23.4	8,254.5	26.2	8,801.9
Coal trading										
Proprietary coal trading	16.2	4,025.5	10.0	4,159.2	21.1	7,263.4	10.5	4,231.5	7.3	2,856.5
Import/export-related services	25.8	122.4	23.3	198.7	20.1	287.5	9.8	114.2	10.1	102.6
Total coal trading	42.0	4,148.0	33.3	4,357.9	41.2	7,550.9	20.3	4,345.6	17.4	2,959.1
Total coal operations	79.2	11,656.7	80.1	17,733.0	92.2	25,147.7	43.6	12,600.1	43.5	11,761.0

	Year ended 31 December						Six months ended 30 June			
	2003		2004		2005		2005		2006	
	Sales volume	Sales	Sales volume	Sales	Sales volume	Sales	Sales volume	Sales	Sales volume	Sales
	(tonnes)	(RMB)	(tonnes)	(RMB)	(tonnes)	(RMB)	(tonnes)	(RMB)	(tonnes)	(RMB)
					(in millions)					
Coking operations segment										
Coke production and sales	0.1	83.3	0.2	241.7	0.7	624.8	0.2	215.1	0.6	573.9
Coke trading and services	0.9	981.7	0.8	1,797.5	0.6	966.5	0.4	723.5	0.4	438.5
Total coking operations	1.0	1,064.9	1.0	2,039.2	1.3	1,591.3	0.6	938.6	1.0	1,012.4

	Year ended 31 December			Six months ended 30 June	
	2003	2004	2005	2005	2006
	(RMB million)				
Coal mining equipment manufacturing operations segment					
Domestic sales	1,024.4	1,458.0	1,880.0	886.2	879.0
Overseas sales	33.5	21.4	11.1	2.9	92.9
Total coal mining equipment manufacturing operations	1,057.9	1,479.4	1,891.2	889.1	971.9

PROFIT FORECAST FOR THE YEAR ENDING 31 DECEMBER 2006

The following sets forth certain preliminary unaudited profit forecast data in the year ending 31 December 2006. See "Appendix III — Profit Forecast".

Forecast consolidated profit attributable to equity holders of our Company for the year ending 31 December 2006 [1]	not less than RMB3,147.1 million
Forecast earnings per Share	not less than
(a) pro forma fully diluted[2]	RMB0.280 (HK$0.278)
(b) weighted average[3]	RMB0.388 (HK$0.384)

(1) The bases and assumptions on which the above profit forecast has been prepared are summarized in Appendix III.

(2) The calculation of the forecast earnings per Share on a pro forma diluted basis is based on the forecast consolidated profit attributable to equity holders for the year ending 31 December 2006 assuming that the Global Offering was completed on 1 January 2006 and a total of 11,246,374,000 Shares were in issue during the entire year. This calculation assumes that (i) the Over-allotment Option is not exercised and (ii) 3,246,374,000 Offer Shares were issued by our Company on 1 January 2006.

(3) The calculation of the forecast earnings per Share on a weighted average basis is based on the forecast consolidated profit attributable to equity holders for the year ending 31 December 2006 and a weighted average number of 8,115,624,279 Shares issued and outstanding during the year. This calculation assumes that (i) the Over-allotment Option is not exercised and (ii) 3,246,374,000 Offer Shares will be issued by our Company pursuant to the Global Offering on 19 December 2006.

GLOBAL OFFERING

The Global Offering by us consists of:

- the offer by us of initially 162,320,000 H Shares, or Hong Kong Public Offer Shares, for subscription by the public in Hong Kong, referred to in this Prospectus as the Hong Kong Public Offering; and
- the offer by us of initially 3,084,054,000 H Shares, or International Offer Shares, referred to in this Prospectus as the International Offering, consisting of the offering of our H Shares (i) in the United States to QIBs in reliance on Rule 144A under the U.S. Securities Act, and (ii) outside the United States in reliance on Regulation S under the U.S. Securities Act. At any time from the date we sign the International Underwriting Agreement until 30 days after the last day for the lodging of applications in the Hong Kong Public Offering, the joint bookrunners, as representatives of the International Offering Underwriters, have an option to purchase up to an additional 486,956,000 H Shares from us, representing 15.0% of the initial size of the Global Offering, at the Offer Price.

The number of Hong Kong Public Offer Shares and International Offer Shares is subject to adjustment and reallocation as described in "Structure of the Global Offering."

OFFER STATISTICS

	Based on an Offer Price of HK$3.20 per H Share	Based on an Offer Price of HK$4.05 per H Share
Market capitalization of our Shares[1]	HK$35,988.4 million	HK$45,547.8 million
Prospective price/earnings multiple		
(a) pro forma fully diluted[2]	11.5 times	14.6 times
(b) weighted average[3]	8.3 times	10.5 times
Unaudited pro forma adjusted net tangible asset value per H Share[4]	HK$1.24	HK$1.47

(1) All statistics in this table are based on the assumption that the Over-allotment Option is not exercised. The calculation of market capitalization is based on 11,246,374,000 Shares expected to be issued and outstanding following the Global Offering.

(2) The calculation of the prospective price/earnings multiple on a pro forma fully diluted basis is based on the forecast earnings per Share in the year ending 31 December 2006 on a pro forma fully diluted basis.

(3) The calculation of the prospective price/earnings multiple on a weighted average basis is based on the forecast earnings per H Share in the year ending 31 December 2006 on a weighted average basis, assuming the Global Offering was completed on 19 December 2006.

(4) The unaudited pro forma adjusted net tangible assets per H Share is calculated after making the adjustments referred to in the Section headed "Unaudited pro forma adjusted net tangible assets statement" in "Appendix II — Unaudited Pro Forma Financial Information" and based on 11,246,374,000 Shares expected to be issued and outstanding following the Global Offering.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the Global Offering of approximately HK$11.3 billion, assuming that the Over-allotment Option is not exercised, after deducting the underwriting commissions and other estimated offering expenses payable by us and assuming an initial public Offer Price of HK$3.625 per H Share, being the mid-point of the indicative Offer Price range set forth on the cover page of this Prospectus. We intend to use these net proceeds for the following purposes:

- A maximum of 65.0%, or approximately RMB7.4 billion (equivalent to approximately HK$7.3 billion) is expected to be used primarily for the construction of future open pit mines and underground mines, related coal processing plants and dedicated railways planned for development in our Pingshuo Mining Area. Of this total amount, we plan to use RMB 6.3 billion for the construction of mines, RMB 0.7 billion for the construction of coal processing plants and RMB 0.4 billion for the construction of dedicated railways;

- A maximum of 25.0%, or approximately RMB2.8 billion (equivalent to approximately HK$2.8 billion), is expected to be used to repay bank loans. The relevant bank loans mainly are borrowings from four PRC commercial banks and their maturity dates range from 1 January 2007 to 20 November 2015. In addition, the annual interest rates of these bank loans range from 4.93% to 6.12%. These loans are used as working capital and for the construction of the Antaibao Mines and the Anjialing Mines; and

- the remaining balance to fund our working capital.

To the extent that the net proceeds of the Global Offering derived from unused capital are not immediately applied to the above purposes, we intend to deposit the proceeds in interest-bearing bank accounts, such as short-term savings accounts or basic short-term money market funds, with licensed commercial banks and/or authorized financial institutions in Hong Kong or China.

In the event that the Over-allotment Option is exercised in full, we estimate that we will receive net proceeds from the sale of these additional Offer Shares of approximately HK$1.7 billion, after deducting the underwriting commissions and other estimated offering expenses payable by us and assuming the same initial public Offer Price as stated above. We intend to use these net proceeds to expand and upgrade our coal mines and coal processing plants.

In the event that the Offer Price is set at the high-end of the proposed Offer Price range and the Over-allotment Option is not exercised at all, our Company will receive net proceeds of approximately HK$12.6 billion. The additional net proceeds of approximately HK$1.3 billion will be used to develop our coal production facilities and ancillary facilities. In the event that the Offer Price is set at the high end of the proposed Offer Price range and the Over-allotment Option is exercised in full, our Company will receive net proceeds of approximately HK$14.5 billion and the additional net proceeds of approximately HK$1.9 billion arising from the exercise of the Over-allotment Option will be used in the construction of our coal production facilities and related ancillary facilities.

In the event that the Offer Price is set at the low end of the proposed Offer Price range and the Over-allotment Option is not exercised at all, our Company will receive net proceeds of approximately HK$9.9 billion. Under such circumstances, the net proceeds allocated to working capital will be reduced. In the event that the Offer Price is set at the low-end of the proposed Offer Price range and the Over-allotment Option is exercised in full, our Company will receive net proceeds of approximately HK$11.4 billion. The additional net proceeds of approximately HK$1.5 billion (when compared to the net proceeds to our Company with the Offer Price being determined at the low end of the stated range and assuming the Over-allotment Option is not exercised) will be used in the construction of our coal production facilities and related ancillary facilities.

DIVIDEND POLICY

After completion of the Global Offering, our shareholders will be entitled to receive dividends declared by us. The payment and the amount of any dividends will be at the discretion of our Board and will depend on our general business condition and strategies, cash flows, financial results and capital requirements, interests of our shareholders, taxation conditions, statutory and regulatory restrictions and other factors that our Board deems relevant. Any dividend distribution shall also be subject to approval of our shareholders. Under the PRC Company Law and our Articles of Association, all of our shareholders have equal rights to dividends and distributions. For holders of our H Shares, cash dividend payments, if any, will be declared by our Board in Renminbi and paid in Hong Kong dollars.

We intend to distribute 20% to 30% of our net distributable profit for the periods subsequent to the Global Offering. See "Financial Information — Dividend policy."

PRE-ESTABLISHMENT DISTRIBUTION AND SPECIAL DIVIDENDS

In accordance with the *"Provisional Regulations Relating to Corporate Reorganization of Enterprises and Related Management of State-owned Capital and Financial Treatment"* (the *"Provisional Regulations"*) issued by the MOF, we are required to make a distribution (the "Pre-establishment Distribution") to ChinaCoal Group, our sole shareholder prior to the Global Offering, in the amount equal to the difference in our Company's net asset value as at 1 October 2005, the date immediately following our last valuation date, and as at 21 August 2006, the date immediately prior to the date on which our Company was incorporated. The Pre-establishment Distribution represents a surplus between the value of our net assets as at our incorporation date over the value of the net assets as at the last valuation date, and we are required by the Provisional Regulations to return such surplus to ChinaCoal Group.

On 23 August 2006, our shareholders' meeting resolved that ChinaCoal Group will be entitled to all of our distributable profits generated from 22 August 2006 to the date at the end of the month prior to the date of capital verification for the Global Offering, which, assuming that the Global Offering is completed on 19 December 2006, would mean up to 30 November 2006 (the "Special Dividends").

We currently estimate the total amount of the Pre-establishment Distribution and the Special Dividends to be RMB 1,210.0 million, of which (i) the Pre-establishment Distribution is based on the difference in our net asset value as stated in our management accounts as of 1 October 2005 and as of 21 August 2006 and (ii) the Special Dividends are calculated on a pro rata basis based on the number of days from 22 August 2006 to 30 November 2006, and a net profit per day calculation based on the net profits as recorded in our management accounts for the three months ended 30 September 2006.

We will determine the actual amount of the Pre-establishment Distribution and Special Dividends by reference to our accounts for the period from 1 October 2005 to 30 November 2006. We will engage PwC to perform a special audit of our accounts for the period from 1 October 2005 to 30 November 2006, which is expected to be completed by 30 April 2007. We expect to finance the Pre-establishment Distribution and the Special Dividends to ChinaCoal Group from our existing cash on hand prior to the Global Offering. Payment of the Pre-establishment Distribution and the Special Dividends will take place after the Global Offering and after the special audit of our accounts for the period from 1 October 2005 to 30 November 2006 is completed. The Pre-establishment Distribution is determined based on audited accounts prepared in accordance with PRC GAAP. The Special Dividends will be determined based on audited accounts prepared in accordance with PRC GAAP and IFRS, whichever is lower, after deducting any contribution made by the Company to the statutory and discretionary reserve funds. We will publish an announcement of the final amount of the Pre-establishment Distribution and the Special Dividends and the outcome of the special audit prior to the payment of the Pre-establishment Distribution and the Special Dividends to ChinaCoal Group.

Holders of H Shares are not entitled to share in the Pre-establishment Distribution or Special Dividends. ChinaCoal Group is the only shareholder entitled to the Pre-establishment Distribution and the Special Dividends. In addition, any distributable profits available for distribution to our shareholders after the Global Offering will exclude the Pre-establishment Distribution and the Special Dividends.

The Pre-establishment Distribution is required to be paid to ChinaCoal Group under regulations issued by the MOF. We decided to distribute the Special Dividends based on our commercial discretion. You should not rely on the Pre-establishment Distribution and Special Dividends as an indication of our future dividend distribution policy or practice.

In this Prospectus, the following terms have the following meanings unless the context otherwise requires. Certain technical terms are explained in the section headed "Glossary" in this Prospectus.

"Application Form(s)"	white application form(s) and yellow application form(s), or where the context so requires, any of them;
"Articles of Association" or "Articles"	the articles of association of our Company, adopted on 23 August 2006 and as amended from time to time;
"Associates"	companies or persons under the meaning ascribed thereto under the Hong Kong Listing Rules;
"Board" or "Board of Directors"	the Board of Directors of our Company;
"BP Statistical Review 2006"	a statistical overview published in June 2006 by British Petroleum that provides data regarding global energy markets, with a series of historical statistics dating back to 1965;
"CAGR"	compound annual growth rate;
"CCASS"	the Central Clearing and Settlement System established and operated by the HKSCC;
"CCASS Broker Participant"	a person admitted to participate in CCASS as a broker participant;
"CCASS Custodian Participant"	a person admitted to participate in CCASS as a custodian participant;
"CCASS Investor Participant"	a person admitted to participate in CCASS as an investor participant, who may be an individual or joint individuals or a corporation;
"CCASS Participant"	a CCASS Broker Participant, a CCASS Custodian Participant or a CCASS Investor Participant;
"ChinaCoal Group"	China National Coal Group Corporation (中國中煤能源集團公司), the Controlling Shareholder of our Company and a Chinese state-owned enterprise, the predecessor of which was called China National Coal Industry Import and Export Corporation (中國煤炭工業進出口總公司) and was established in December 1981;
"CICC"	China International Capital Corporation Limited;
"CICC (HK)"	China International Capital Corporation (Hong Kong) Limited, a wholly owned subsidiary of CICC;
"Citigroup"	Citigroup Global Markets Asia Limited, which is licensed to conduct type one (dealing in securities), type four (advising on securities) and

	type six (advising on corporate finance) regulated activities under the Securities and Futures Ordinance of Hong Kong
"Coal Export Right"	the State Trade Operating Right for Coal Export (煤炭出口國營貿易經營權);
"CSRC"	China Securities Regulatory Commission (中國證券監督管理委員會);
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;
"Company Law" or "PRC Company Law"	Company Law of the PRC (中華人民共和國公司法), as adopted at the Fifth Session of the Standing Committee of the Eighth NPC on 29 December 1993, effective 1 July 1994, as amended, supplemented or otherwise modified from time to time;
"Controlling Shareholder"	has the meaning ascribed thereto under the Hong Kong Listing Rules and unless the context requires otherwise, refers to ChinaCoal Group;
"Datun Mining Area"	the coal mining area located in the Jiangsu Province in China consisting of the Yaoqiao, Kongzhuang, Xuzhuang and Longdong mines. The Datun Mining Area is operated by Shanghai Datun Energy;
"Director(s)"	the Director(s) of our Company, including all executive, non-executive and independent non-executive Directors;
"Domestic Shares"	ordinary shares in the capital of our Company, with a nominal value of RMB1.00 each, which are subscribed for and fully paid up in Renminbi by PRC nationals and/or PRC incorporated entities;
"EIA"	Energy Information Administration;
"Global Offering"	the Hong Kong Public Offering and the International Offering;
"H Shares"	overseas-listed foreign invested shares of par value RMB1.00 each in the ordinary share capital of our Company, which are to be subscribed for and traded in HK dollars and for which an application has been made for the granting of listing, and permission to deal, on the Hong Kong Stock Exchange;
"HK$" or "HK dollars" or "Hong Kong dollars"	Hong Kong dollars, the lawful currency of Hong Kong;
"HKSCC"	Hong Kong Securities Clearing Company Limited;
"HKSCC Nominees"	HKSCC Nominees Limited;

"Hong Kong" or "HK"	the Hong Kong Special Administrative Region of the PRC;
"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (as amended from time to time);
"Hong Kong Public Offering"	the offer by our Company of initially 162,320,000 H Shares for subscription by the public in Hong Kong (subject to adjustment as described in the section headed "Structure of the Global Offering") for cash at the Offer Price (plus brokerage, SFC transaction levies, and Hong Kong Stock Exchange trading fees), on and subject to the terms and conditions described in this Prospectus and the Application Forms as further described in the section headed "Structure of the Global Offering — The Hong Kong Public Offering";
"Hong Kong Public Offer Shares"	the H Shares offered for subscription pursuant to the Hong Kong Public Offering;
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Hong Kong Underwriters"	the underwriters of the Hong Kong Public Offering listed as such in the section "Underwriting — Hong Kong Underwriters" of this Prospectus;
"Hong Kong Underwriting Agreement"	the underwriting agreement relating to the Hong Kong Public Offering which is expected to be entered into among our Company and the Hong Kong Underwriters on or around 5 December 2006;
"Huajin Joint Venture"	Huajin Coking Coal Co., Ltd. (華晉焦煤有限責任公司), a joint venture established as a limited liability company in the PRC, in which our Company and Shanxi Coking Coal Group Co., Ltd. each has a 50% equity interest;
"IFRS"	International Financial Reporting Standards promulgated by the International Accounting Standards Board ("IASB"); IFRS include the International Accounting Standards ("IAS") and their interpretations;
"International Offering"	the offering of an aggregate of 3,084,054,000 H Shares by us to investors (other than to retail investors in Hong Kong) outside China (including to professional and institutional investors in Hong Kong and a public offering without listing in Japan), as further described in the section headed "Structure of the Global Offering";
"International Offer Shares"	the H Shares offered pursuant to the International Offering;
"International Underwriters"	the underwriters of the International Offering, who are expected to enter into the International Underwriting Agreement;

"International Underwriting Agreement"	the underwriting agreement relating to the International Offering, which is expected to be entered into among our Company and the International Underwriters on or around 13 December 2006;
"Joint Global Coordinators"	CICC, Citigroup and Morgan Stanley;
"Joint Sponsors" or "Joint Lead Managers"	CICC(HK), Citigroup and Morgan Stanley;
"Latest Practicable Date"	30 November 2006;
"Liliu Mining Area"	the coal mining area located in Shanxi Province in China consisting of the Shaqu underground mine. The Liliu Mining Area is operated by the Huajin Joint Venture;
"Listing Date"	the date on which dealings in the H Shares commence on the Hong Kong Stock Exchange;
"Macau"	the Macau Special Administrative Region of the PRC;
"Mandatory Provisions"	the Mandatory Provisions for Articles of Association of Companies to be Listed Overseas (到境外上市公司章程必備條款), as amended, supplemented or otherwise modified from time to time, for inclusion in the articles of association of companies incorporated in the PRC to be listed overseas (including Hong Kong), which were promulgated by the former PRC Securities Commission of the State Council and the former State Commission for Restructuring the Economic Systems of the PRC on 27 August 1994;
"Mines under Restructuring"	the five local coal mines, namely the Dongpo Mine, Tangshangou Mine, Yangjian Mine, Danshuigou Mine and Xishahe Mine, operated by ChinaCoal Group;
"MLR"	Ministry of Land and Resources of the PRC (中華人民共和國國土資源部);
"MRL"	the Mineral Resource Law of the PRC;
"MOC"	Ministry of Construction of the PRC (中華人民共和國建設部);
"MOFCOM"	Ministry of Commerce of the PRC (中華人民共和國商務部);
"MOF"	Ministry of Finance of the PRC (中華人民共和國財政部);
"MOR"	Ministry of Railways of the PRC (中華人民共和國鐵道部);
"Morgan Stanley"	Morgan Stanley Dean Witter Asia Limited, licensed to conduct type one (dealing in securities), type four (advising on securities) and type six

	(advising on corporate finance) regulated activities under the Securities and Futures Ordinance of Hong Kong;
"Nanliang Mining Area"	the coal mining area located in Shaanxi Province in China consisting of the Nanliang underground mine;
"NDRC"	National Development and Reform Commission of the PRC (中華人民共和國國家發展和改革委員會);
"NPC"	National People's Congress of the PRC and its Standing Committee (中華人民共和國全國人民代表大會);
"NSSF"	National Council for Social Security Fund of the PRC (中華人民共和國全國社會保障基金理事會);
"OECD"	Organization for Economic Cooperation and Development;
"Offer Price"	the final Hong Kong dollar price per H Share (exclusive of brokerage, SFC transaction levies and Hong Kong Stock Exchange trading fees) at which the H Shares are to be subscribed for and issued pursuant to the Hong Kong Public Offering, to be determined as further described in the section headed "Structure of the Global Offering — Pricing and allocation" in this Prospectus;
"Offer Shares"	the Hong Kong Public Offer Shares and the International Offer Shares together, where relevant, with any additional H Shares issued and sold pursuant to the exercise of the Over-allotment Option;
"Our Company", "we" and "us"	China Coal Energy Company Limited (中國中煤能源股份有限公司), a joint stock limited company established in the PRC on 22 August 2006 and, except where the context otherwise requires, all of its subsidiaries and jointly controlled entities of which the operating results were consolidated into those of China Coal Energy Company Limited;
"Over-allotment Option"	the option granted by us to the International Underwriters to purchase up to 486,956,000 additional H Shares, at the Offer Price, which is exercisable from the date of the International Underwriting Agreement until 30 days after the last date for lodging of applications under the Hong Kong Public Offering;
"Parent Company"	ChinaCoal Group;
"PBOC"	the People's Bank of China (中國人民銀行), the central bank of the PRC;
"PBOC Rate"	the exchange rate for foreign exchange transactions set daily by the PBOC based on the previous day's PRC inter-bank foreign exchange

	rates and with reference to prevailing exchange rates on the world financial markets;
"Pingshuo Mining Area"	the coal mining area located in Shanxi Province in China which mainly consists of the Antaibao Open Pit Mine, the Anjialing Open Pit Mine and the Anjialing Underground Mine;
"PRC" or "China" or the "People's Republic of China"	the People's Republic of China. Except where the context otherwise requires, references in this Prospectus to the PRC or China do not apply to China Hong Kong, China Macau or China Taiwan;
"PRC GAAP"	the PRC Accounting Standards and Accounting Regulations for Business Enterprises and its supplementary regulations;
"PRC National Audit Office" or "NAO"	National Audit Office of the PRC (中華人民共和國審計署);
"PRC National Bureau of the Statistics" or "Bureau of Statistics"	National Bureau of Statistics of the PRC (中華人民共和國國家統計局);
"Price Determination Date"	the date, expected to be on or around 13 December 2006 but no later than 17 December 2006, on which the Offer Price and the number of H Shares in the Global Offering is fixed for the purposes of the Global Offering;
"Promoter" or "Predecessor"	ChinaCoal Group;
"Province" or "province"	each being a province or, where the context requires, a provincial level autonomous region or municipality under the direct supervision of the central government of the PRC;
"PwC"	PricewaterhouseCoopers, our reporting accountants;
"QIBs"	qualified institutional buyers as defined in Rule 144A;
"Regulation S"	Regulation S under the U.S. Securities Act;
"Restructuring"	the restructuring of ChinaCoal Group in preparation for the listing of our H Shares on the Hong Kong Stock Exchange, the particulars of which are described in the sections entitled "Restructuring" and "Statutory and General Information — Further information about our Company — Our Restructuring" in Appendix X to this Prospectus;
"Restructuring Agreement"	the agreement entered into between ChinaCoal Group and us on 5 September 2006 in relation to the Restructuring. Pursuant to this agreement, ChinaCoal Group transferred to us substantially all of the

	assets, liabilities and interests of its coal operations, coking operations, coal mining equipment manufacturing operations and other operations in exchange for our Shares;
"RMB" or "Renminbi"	Renminbi Yuan, the lawful currency of the PRC;
"Rule 144A"	Rule 144A under the U.S. Securities Act;
"SACMS"	State Administration of Coal Mine Safety of the PRC (中華人民共和國國家煤礦安全監察局);
"SEPA"	State Environmental Protection Administration of the PRC (中華人民共和國國家環境保護總局);
"SAFE"	State Administration of Foreign Exchange of the PRC (中華人民共和國國家外匯管理局);
"SASAC"	State-owned Assets Supervision and Administration Commission of the State Council (國務院國有資產監督管理委員會);
"SAT"	State Administration of Taxation of the PRC (中華人民共和國國家稅務總局);
"Savills"	Savills Valuation and Professional Services Limited, an independent property valuer;
"SAWS"	State Administration of Work Safety of the PRC (中華人民共和國國家安全生產監督管理總局);
"Services Agreement"	Integrated Materials and Services Mutual Provision Framework Agreement dated 5 September 2006 entered into between ChinaCoal Group and us, pursuant to which we were appointed by ChinaCoal Group as its exclusive coal export services provider to provide all export-related services ancillary to, and required for, coal exports;
"SFC"	the Securities and Futures Commission of Hong Kong;
"SFO" or "Securities and Futures Ordinance"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;
"Shares"	shares of our Company of nominal value RMB1.00 each, comprising both Domestic Shares and H Shares;
"Shanghai Datun Energy"	Shanghai Datun Energy Resources Co., Ltd., in which we have a 62.43% shareholding. Shanghai Datun Energy's A shares are listed on the Shanghai Stock Exchange;

"Special Regulations"	the Special Regulations of the State Council on the Overseas Offering and Listing of Shares by Joint Stock Limited Companies (國務院關於股份有限公司境外募集股份及上市的特別規定), promulgated by the State Council on 4 August 1994, as amended, supplemented or otherwise modified from time to time;
"SRK"	Steffen Robertson and Kirsten (Australasia) Pty. Ltd., an independent mining and geological consultant. For qualifications, see "Appendix VI — Independent Technical Report";
"SRK Report"	an independent technical report published by SRK dated 6 December 2006. For qualifications, see "Appendix VI — Independent Technical Report";
"State," "state,", "PRC Government" or "government"	the Government of the PRC including all political subdivisions (including provincial, municipal and other regional or local government entities) and instrumentalities thereof;
"State Council"	State Council of the PRC (中華人民共和國國務院);
"Supervisors"	the members of the Supervisory Committee of our Company;
"Track Record Period"	the period comprising the three years ended 31 December 2005 and the six months ended 30 June 2006;
"Underwriters"	collectively, the Hong Kong Underwriters and the International Underwriters;
"Underwriting Agreements"	collectively, the Hong Kong Underwriting Agreement and the International Underwriting Agreement;
"United States" or "U.S."	the United States of America;
"U.S. Securities Act"	the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;
"U.S.$" or "US dollars"	United States dollars, the lawful currency of the United States;
"VAT"	value-added tax; and
"WTO"	the World Trade Organization.

GLOSSARY

This glossary contains explanations of certain technical terms used in this Prospectus. Such terminology and meanings may not correspond to standard industry meanings or usages of those terms.

"ash content" . . . . ash is the inorganic residue remaining after the combustion of coal which affects the burning characteristics of coal;

"calorific value" . . . . the heat of combustion of a unit quantity of coal. It is expressed in British Thermal Units per pound (BTU/lb), kilocalories per kilogram (kcal/kg) or megajoules per kilogram (MJ/kg). The gross calorific value includes all heat of vaporization of water. Net calorific value assumes all water is in the vapor phase;

"clean coal technology" . . . . a comprehensive new technology that aims to improve various aspects of coal production, including coal processing, combustion, conversion and pollution control;

"coal" . . . . a solid, brittle, more or less distinctly stratified combustible carbonaceous rock, formed by partial to complete decomposition of vegetation;

"coal blending" . . . . mixing coal in predetermined and controlled quantities to adjust the chemicals or burning characteristics of the resulting coal or to produce a more uniform product;

"coal loadout depot" . . . . a collective term for the various facilities where coal is loaded onto trains;

"coal processing" . . . . the process of selectively removing gangue material from raw coal through beneficiation at a coal processing plant;

"coal seam" . . . . a stratum that contains coal within a defined zone;

"coke" . . . . bituminous coal from which the volatile components have been removed;

"coking coal" . . . . coal which is used in the process of manufacturing steel, also known as metallurgical coal;

"coal products" . . . . coal saleable as products, which may include varying proportions of raw and cleaned coal;

"dense-media cyclone processing", or "DMC" . . . . . . a coal processing method that processes raw coal by using heavy dense media with a density between coal and waste minerals;

"FOB" . . . . free on board. An FOB contract price does not include insurance and freight from the point of shipping;

“inferred coal resources” an inferred coal resource is a coal resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and is based on assumed but unverified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability;

“jig processing”, or “Jig” .... a coal selection method which processes coal in terms of grain density by vibration of a screen;

“JORC Code” .... Australian Code of Reporting of Mineral Resources and Ore Reserves, effective December 2004;

“Kcal/kg” .... kilocalories per kilogram;

“longwall mining” .... a fully mechanized underground mining method in which the mining face is supported by a hydraulic shield while the coal is excavated by a shearer and then transported to the surface by electronic conveyors. When mining of the longwall panel has been completed, the longwall system is moved to a new mining area. The key characteristics of longwall mining include high productivity, comparatively high recovery rates, safety and reliability;

“m^2” .... square meters;

“marketable coal reserves”...... the tonnages of coal reserves, at specified moisture and quality, available for sale after accounting for processing plant yields. Marketable coal reserves are reported in terms of probable reserves or proved reserves;

“metallurgical coal” .... see “coking coal”;

“mining face” .... the working area where the extraction of overburden or coal takes place in an underground or open pit mine;

“moisture content” .... the amount of moisture in coal, expressed as a percentage of the weight of the coal. Moisture content of coal varies by the type of coal, the region where it is mined and the location of coal within a seam. In general, high moisture content decreases the thermal value and increases the weight of the coal. Two types of moisture can be found in coal, including: (i) free or surface moisture, which can be removed by exposure to air, and (ii) inherent moisture, which is trapped in the coal and can be removed by heating the coal;

“open pit mining” .... a mining method which involves removing the overlying strata or overburden and extracting the coal;

"overburden"	the soil and rock that must be removed in order to expose an ore deposit;
"processing plant"	a plant which processes raw coal to improve its quality, so as to convert the raw coal into coal products for specified uses;
"processing plant yield"	the processed coal as a percentage of feed raw coal during coal processing;
"primary energy"	energy embodied in the natural resources that has not undergone any form of artificial conversion or transformation;
"probable reserves"	probable reserves under the JORC Code, which are the economically mineable part of an indicated coal resource and, in some circumstances, measured coal resource. They include diluting materials and allowances for losses which may occur when the material is mined. Probable reserves are based on feasibility studies and other appropriate assessments and take into account relevant mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Unless otherwise indicated, in this Prospectus, "probable reserves" refers to marketable probable reserves;
"proved reserves"	proved reserves under the JORC Code, which are the economically mineable part of a measured coal resource. They include diluting materials and allowances for losses which may occur when the material is mined and after accounting for processing plant yield. Proved reserves are based on feasibility studies and other appropriate assessments and take into account relevant mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified;
"raw coal"	a mineral in its raw, untreated state subsequent to extraction and prior to sizing and other beneficiation;
"reclamation"	in the context of mining, refers to the process of restoring land and the environment to their original state following mining activities. The process commonly includes "recontouring" or reshaping the land to its approximate original appearance, restoring topsoil and planting native grass and ground cover. Reclamation operations generally are initiated before the mining of a site is completed;
"recoverable reserves"	proved and probable reserves prior to adjustment for preparation plant yield;

"recovery rate"	the percentage of coal that can be recovered from the coal deposits at existing mines;
"resource utilization rate"	percentage of total resources that can be utilized in existing mines;
"semi-hard coking coal"	a strong and adhesive type of coal that has medium to high volatility, which is blended with other coal to produce stronger coke;
"sulphur content"	sulphur contained in coal. Sulphur content may vary from seam to seam and sometimes within each seam. "Low sulphur" coal has a variety of definitions but typically is used to describe coal containing 1% or less sulphur. When coal is burned, it produces sulphur dioxide, the amount of which varies depending on the chemical composition and the concentration of sulphur in the coal;
"surface-and-tunnel extraction mining"	a mining method that employs both techniques of open pit and underground mining to reduce production cost and enhance resource utilization rate;
"thermal coal"	thermal coal, also normally referred to as "steam" or "steaming coal," is used in combustion processes by power producers and industrial users to produce steam for power and heat. It is generally lower in heat and higher in volatile matter than coking coal;
"tonne kilometer"	load in tonnes multiplied by the distance transported in kilometer;
"truck-and-shovel mining"	a mining method that involves the removal of overburden and the recovery of coal in open pit mines by shovels, which load the coal into trucks for transportation to preparation plants;
"underground mine"	a mine where the coal is extracted without removing the overburden by using shafts and tunnels;
"underground mining"	the extraction of coal or its products from rock strata by underground mining methods such as room-and-pillar mining, shortwall (continuous mines) mining and longwall mining; and
"volatility"	the percentage of volatile matter contained in coal. All coking coal contains volatile matter, which refers to substances, other than water, that are given off as gas or vapor when coal is heated under certain prescribed conditions. The volatility of coking coal determines the percentage of feed coal that actually becomes coke, known as coke yield. The lower the volatile fraction, the higher the coke yield. Volatile matter is measured on a dry mineral matter-free basis.

You should carefully consider all of the information in this Prospectus including the risks and uncertainties described below before making an investment in our H Shares. You should pay particular attention to the fact that we are a PRC company, our business is located in China and we are governed by a legal and regulatory environment that may differ from that which prevails in other countries and jurisdictions. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price of our H Shares could decline due to any of these risks, and you may lose all or part of your investment.

There are certain risks involved in our operations and many of these risks are beyond our control. These risks can be characterized as: (i) risks relating to China's coal industry and our businesses; (ii) risks relating to the Peoples' Republic of China; and (iii) risks relating to the Global Offering.

RISKS RELATING TO CHINA'S COAL INDUSTRY AND OUR BUSINESSES

Our business and results of operations are susceptible to the cyclical nature of coal markets and are vulnerable to fluctuations in coal prices.

As a significant percentage of our revenue is derived from coal and coal-related operations, our business and results of operations are substantially dependent on the domestic and international supply of and demand for coal. Historically, the domestic and international markets for coal and coal-related products have at times experienced alternating periods of increased demand and excess supply. The fluctuations in supply and demand are caused by numerous factors beyond our control, which include, but are not limited to:

- global and domestic economic and political conditions and competition from other energy sources;
- the rate of growth and expansion in industries with high coal demand, such as the power and steel industries; and
- the indirect influence on domestic coal prices by the PRC Government through its regulation of on-grid tariffs and the allocation of transportation capacity on the national rail system.

There can be no assurance that the domestic or international demand for coal and coal-related products will continue to grow, or that the domestic or international markets for coal and coal-related products will not experience excess supply. A significant decline in demand for, or an over-supply of, coal and coal-related products may have a material adverse effect on our business, results of operations and financial condition.

Our business operations are extensively impacted by the policies and regulations of the PRC Government. Any policy or regulatory changes may cause us to incur significant compliance costs.

We, like other coal producers in China, are subject to extensive national, provincial and local governmental regulations, policies and controls. The liabilities, costs, obligations and requirements associated with these laws and regulations may be significant and may delay the commencement of, or cause interruptions to, our operations. Failure to comply with the relevant laws and regulations in our mining operations may even result in the suspension of our operations and thus adversely and materially affect our business and results of operations. Additionally, there can be no assurance that the relevant government agencies will not change such laws or regulations or impose additional or more stringent laws or regulations. Compliance with such laws or regulations may require us to incur significant capital expenditures or other

obligations or liabilities. Specific governmental policies and regulations that have a significant effect on our operations include:

Mining safety regulations. The SACMS is responsible for implementing and supervising the implementation of the relevant safety laws and regulations applicable to coal mines and coal mining operations, as well as conducting regular safety supervision and inspections of coal producers pursuant to the applicable production safety and mining safety laws and regulations. Coal producers that fail to comply with the relevant safety laws and regulations are subject to fines, penalties or even suspension of operations. We cannot predict the timing or the outcome of such safety inspections. If we fail to comply with the relevant safety laws and regulations or fail to pass the SACMS safety inspections, there could be material adverse effects on our corporate image, the reputation and credibility of our management, our financial condition and results of operations. Any remedial measures we are required to adopt may be costly and would adversely impact our financial condition.

Environmental protection policies. We are subject to extensive and increasingly stringent environmental protection laws and regulations that impose fees for the discharge of waste substances, require the establishment of reserves for reclamation and rehabilitation, and impose fines for serious environmental offences. The PRC Government, adopting a rigorous approach when enforcing the applicable laws and regulations and implementing increasingly stringent environmental standards, may shut down any facility that fails to comply with orders requiring it to correct or cease operations that raise environmental concerns. If we fail to comply with existing or future environmental laws and regulations, we may be required to pay penalties or fines or take remedial actions, any of which could have a material adverse effect on our business, operations, financial condition and results of operations.

License and export quota system. Our export of coal and coke is subject to an export permit and quota system. In both 2005 and 2006, the nationwide export quota for coal was set at approximately 80.0 million tonnes, of which the NDRC and MOFCOM have allocated 38.2 million tonnes to ChinaCoal Group. Furthermore, in both 2005 and 2006, the nationwide export quota for coke was set at approximately 14.0 million tonnes, of which the MOFCOM has allocated 650,000 tonnes in 2005 and 570,000 tonnes in 2006 to ChinaCoal Group. If the PRC Government were to reduce the national export quota as a whole and/or the export quota allocated to ChinaCoal Group, our overseas sales may decline, which could adversely affect our financial condition and results of operations if we cannot increase our domestic coal and coke sales to compensate for the reduction in overseas sales.

Coal exploration and mining rights. The exploration and exploitation of coal reserves in China are subject to the approval of, and registration with, the relevant PRC Government authorities. In seeking to obtain an exploration license, a coal producer may either apply directly to the MLR or participate in a public bidding process. Once the initial exploration reveals a deposit worthy of development, the exploration license holder must apply to the MLR in order to obtain a mining right permit. We cannot assure you that we will be successful in procuring the necessary exploration rights, that any initial exploration work will reveal a deposit worthy of development, or that we will be successful in procuring the necessary mining right permit. Failure to procure exploration or exploitation and mining rights could have a material adverse effect on our business and results of operations.

In addition, the NAO from time to time performs audits on state-owned enterprises, such as ChinaCoal Group, our parent company. ChinaCoal Group has not yet been audited by the NAO during the Track Record Period. We cannot predict whether ChinaCoal Group will be the subject of a future audit, nor can we predict whether material irregularities with respect to ChinaCoal Group's businesses will be found.

As substantially all of ChinaCoal Group's businesses are transferred to our Company, the discovery of such irregularities in these businesses may materially adversely affect our corporate image, the reputation and credibility of our management and our business and financial condition.

Our continuing success depends on our ability to continue acquiring and developing coal resources and obtaining the relevant mining rights and land use rights.

Our continuing success depends on our ability to conduct successful exploration and development activities at our existing mines and properties and to acquire valuable recoverable coal resources.

Recoverable reserves at our existing mines decline as we produce coal. According to the SRK Report, as of 30 June 2006, we had a total of 3,420.0 million tonnes of total recoverable reserves. Based on the recoverable reserves and our 2005 production levels, we expect to be able to achieve stable production for the next 68 years. Over time, we may not be able to mine our reserves as profitably as we do currently. In addition, our reserve estimates may change substantially if new information subsequently becomes available. Variations in recovery rates due to factors such as geological conditions and level of technology may ultimately result in revisions to our estimated reserves, and fluctuations in commodities prices and changes in production costs may impact the extent, degree and probability of success of our exploitation activities. If these factors were to result in a substantial reduction of our recoverable reserves at one or more of our major mines, it could materially and adversely affect our financial condition, results of operations and prospects. For more information on our reserves, including the qualifications to the SRK Report, see "Appendix VI — Independent Technical Report".

Our strategies also include acquiring additional mining rights to develop, explore and exploit new coal reserves. We intend to increase our reserve base through applications for new coal reserves, mergers and acquisitions of and joint venture investments in other mines and cooperation with other mine operators. However, we do not have specific timetables for these plans and we cannot assure you that our planned development and exploration projects and acquisition initiatives will result in significant additional reserves or that we will have continuing success developing additional mines. Most of our mining operations are conducted on properties to which we own or lease land use rights. In addition, in order to develop our reserves, we must receive various governmental permits. See "Regulations". We cannot predict whether we will continue to receive the permits or be granted the rights necessary for us to operate profitably in the future.

Our business requires significant and continuous capital investment. Our capital investment projects are subject to governmental approval, may exceed our original budgets, may not generate the expected benefits or may not be completed.

We are in the process of constructing new coal mines and ancillary facilities located at the Pingshuo Mining Area, the Liliu Mining Area, the Datun Mining Area, the Nanliang Mining Area and the Xiangning Mining Area. According to the SRK Report, we incurred RMB1,435.0 million, RMB1,503.0 million and RMB1,581.0 million, respectively, as capital expenditures for our coal operations in the years ended 31 December 2003, 2004 and 2005. We are also investing in construction and capacity expansion projects for coking facilities. Our plans to develop new mining and production projects and to upgrade and expand our facilities require significant capital expenditures. We estimate that the total capital expenditures required for our development and expansion projects until the end of 2008 may be as much as RMB20.6 billion. See "Business" and "Financial Information". Furthermore, like all large enterprises in China, our expansion and development projects are subject to the PRC Government's approval. We cannot assure you that the PRC

Government will grant us the necessary approvals for each of our projects. If we are not granted the required approvals in time or at all, we may not be able to execute our expansion and development projects as planned.

We have in the past funded our capital expenditures primarily by cash generated from our operations and through long-term bank loans. We cannot assure you that the cash generated from our operations will be sufficient to fund our development and expansion plans. We may also require further funding for debt servicing, working capital, investments, potential acquisitions, joint ventures and other corporate requirements. External funding is subject to various factors that are beyond our control, including market conditions, the PRC Government's approval, credit availability and interest rates. If we are unable to secure sufficient external funds to finance our capital investment projects, our business, financial condition and results of operations could be materially and adversely affected. Additionally, actual capital expenditures for our capital investment projects may significantly exceed our budgets because of various factors beyond our control. If our actual capital expenditures for investment projects significantly exceed our budgets, or even if our budgets were sufficient to cover these projects, we may not be able to achieve the intended economic benefits of these projects, which in turn may materially and adversely affect our financial condition, results of operations and prospects. Even if we complete the expansion, development and construction projects as planned, we cannot assure that such projects will be as profitable as expected.

We may experience a shortage of reliable and adequate transportation capacity for our coal products and any increase in transportation costs could have a material adverse effect on our business and results of operations.

Like other coal producers, we depend upon a combination of rail, sea and road transportation to deliver coal to our customers. Of the various means of coal transportation, railway transportation is the principal method we utilize. During the Track Record Period, a substantial amount of our coal was delivered via major railways to domestic customers or to seaports for trans-shipping. In addition to a 180-km rail line that Shanghai Datun Energy legally and validly owns and operates for transporting coal products produced in the Datun Mining Area, we also own and operate four other mine railways used for coal transportation. We cannot assure you that transportation capacity on the major rail lines we generally utilize for the transportation of our coal products, which is currently allocated by the PRC Government, will continue to be sufficient for our operations. If we cannot secure sufficient railway transportation capacity and are unable to secure economically feasible alternative transportation methods to transport our coal products during disruptions of transportation systems caused by weather-related or other problems beyond our control, such as accidents, capacity constraints or other events, our results of operations may be materially and adversely impacted.

The development of China's railway system has not fully kept pace with the coal industry's transportation requirements, and there have been instances in certain areas of China where railway transportation capacities could not meet demand. We have in the past experienced delays in securing transportation capacity or rail cars. The PRC Government is in the course of increasing rail capacity to relieve the pressure caused by the increasing demand for railway transportation. However, we cannot assure you that we will continue to be allocated sufficient rail transport capacity or that we will not experience any significant delay in transporting our products.

Like other coal producers in China, transportation costs represent a significant portion of our total cost of coal. Any significant increase in our transportation costs could have a negative effect on the competitiveness of our coal and coal-related products, which may in turn have an adverse effect on our business and results of operations.

The coal reserve data in this Prospectus are estimates and may be inaccurate, and hence our projected future production volumes, revenue and capital expenditures, which are based on these estimates, may differ materially from actual figures.

We base our production, revenue and expenditure plans on our coal reserve data. The coal reserve data were estimated by us based on the result of geographical exploration, and were reviewed and verified by SRK. The coal reserve data are only estimates and may differ materially from our actual mining results. There are many factors, assumptions and variables beyond our control that result in inherent uncertainties in estimating reserves. Our actual volume of reserves and rates of production may be different from these estimates.

Fluctuations in the price of coal, production costs and transportation costs of coal or a variation in recovery rates may render it necessary to revise the estimates of coal reserves. If such a revision results in a substantial reduction in recoverable reserves at one or more of our major mines, it could materially and adversely affect our results of operations, financial condition and growth prospects. For more information on our reserves, including the qualifications to the SRK Report, see "Appendix VI — Independent Technical Report".

Accidents at our mines or other neighboring coal mines could materially and adversely affect our business and the safety of our coal operations.

Underground mining activities are inherently dangerous if the mines have high concentrations of methane gas, as such activities may result in explosions caused by sparks. Some of the coal mines we currently operate are underground mines, and a small number of them such as the Shaqu Mine in the Liliu Mining Area operated by the Huajin Joint Venture have high concentrations of methane gas. Higher concentrations of methane gas increase the likelihood of accidents.

To prevent underground gas explosions at our coal mines, we control our coal mining operations and the amount of coal we produce based in part on the methane gas concentration and the proper functioning of the ventilation system in our underground coal mines in compliance with the PRC Government's safety requirements. We cannot assure you that the safety measures we currently implement in our mines and the ventilation and methane gas sensor systems we utilize are sufficient to prevent all possible accidents such as gas explosions. An accident at any of our underground mines may have a material adverse effect on our financial condition, results of operations and corporate image.

In addition, mining accidents or safety hazards occurring at neighboring mines operated by local, small mining companies could have a severe impact on our coal mining operations and even create safety hazards in our coal mines. With the involvement of local governments, we are currently negotiating with the mining companies that operate these adjacent mines regarding the possibility of consolidating their operations in order to achieve safer production and higher production efficiency. However, there can be no assurance that such integration can be achieved. The occurrence of any accident at these neighboring mines could interfere with and materially and adversely affect our business as well as the safety of our coal mining operations.

We may not have sufficient insurance coverage against potential operational risks.

Our business operations, particularly our coal mining operations, involve significant risks and occupational hazards that are inherent in such activities and may not be completely eliminated through the implementation of preventive measures. These risks and hazards could result in personal injury, damage to or destruction of properties or production facilities, environmental damage, business interruption, possible legal liability, damage to our business reputation and corporate image and, in severe cases, fatalities. The average

fatality rate of all of our mines, measured by the number of fatalities that occurred in our operational mines for every million tonnes of raw coal we produced, was 0.12, 0.15 and 0.08 during the years ended 31 December 2003, 2004 and 2005, respectively. We cannot guarantee that safety-related accidents will not occur in the future due to adverse operating conditions. Adverse operating conditions that we may experience include:

- unexpected safety-related mining accidents, including fires;
- mining and processing equipment failures and unexpected maintenance problems;
- unfavorable weather conditions; and
- unorganized mining activities by local small mining companies conducted in the surrounding areas of our operational mines or mines under development.

Any of the foregoing could have an adverse effect on our operations and revenue, or increase our production costs, thereby reducing our profit derived from our operations.

The occurrence of any of these events, and the consequences resulting from them, may not be covered adequately, or at all, by our insurance policies. None of our mining operating assets, including our longwall and continuous miner units, coal processing plants and coal loading equipment, are covered by any property insurance. See "Business — Insurance." Losses incurred or payments we may be required to make may have a material adverse effect on our financial condition and results of operations to the extent such losses or payments are not insured or the insured amount is not adequate. Moreover, consistent with what we believe is the industry standard, we do not carry any business interruption insurance or third party liability insurance.

There may be significant reductions in purchases by our major customers and/or terminations of our long-term sales contracts.

We sell coal produced by us and resell coal purchased from third parties on a trading basis. In 2005, a substantial amount of our coal sales were made under long-term sales contracts. These long-term sales contracts are therefore important to the stability and profitability of our operations. As of the Latest Practicable Date, our long-term coal sales contracts generally had remaining terms ranging from one to five years. If a substantial portion of our long-term sales contracts expires or is terminated and we are unable to either renew these contracts or to enter into new contracts with alternative buyers at comparable prices and on comparable terms, or at all, our financial condition and results of operations may be materially and adversely affected.

We rely on our major customers for a substantial portion of our revenue. For the years ended 31 December 2003, 2004 and 2005 and the six months ended 30 June 2005 and 2006, we derived 25.0%, 25.2%, 22.9%, 24.9% and 37.9%, respectively, of our total revenue from sales to our five largest external customers, which include large power plants and steelmakers. If any one of these customers significantly reduces its purchases of coal from us or if we are unable to sell coal to them on similarly favorable terms or at all, our financial condition and results of operations may be materially and adversely affected.

We may be unable to compete effectively against other coal producers and sellers.

We operate in a competitive market. Competition in the coal industry is based on factors such as price, production capacity, coal type and quality, transportation capability and costs, blending capability and brand name recognition. We face competition in both the domestic and international markets from other large domestic and foreign coal mining companies and coal traders. Such domestic and foreign competitors may have greater access to financial resources, higher levels of integration, better operating efficiency, more

advanced technologies, or longer operating histories. Some of the domestic coal mining companies compete for the rights to obtain and exploit coal reserves. These companies may have greater coal production capacities, lower transportation costs, and greater financial, marketing, distribution and other resources than we do. If we are unable to improve our product quality and price competitiveness, maintain our operating efficiency and control our costs in connection with our expansion, raw materials and energy usage, our growth opportunities may be limited and our revenue and profitability may be adversely affected.

We cannot guarantee that future increases in competition in both the domestic and foreign markets will not have a material adverse effect on our financial condition and results of operations.

Our indebtedness may materially and adversely affect our financial performance and results of operations.

Our substantial indebtedness could affect our financial performance. We have relied upon both short-term and long-term borrowings to fund a substantial portion of our capital expenditures and operations and expect to continue to do so in the future. As of 31 December 2005, we had total borrowings of approximately RMB10.7 billion. As of 30 June 2006, we had total borrowings of approximately RMB11.6 billion. Our ability to repay the principal and pay the interest on our debt depends substantially on the operating performance of our subsidiaries, which in turn depends on the general conditions of the domestic and global economy and the economic conditions of the particular market segments they serve, many of which are beyond our control. We cannot assure you that our business will generate sufficient cash flow from our operations or that future borrowings under our revolving credit facilities will continue to be available to enable us to service our debt or to fund our other liquidity needs. Moreover, we may incur additional debt to fund our planned capital expenditures and future projects. The level of our indebtedness could have important consequences to you, including, but not limited to: (i) limiting our ability to pay dividends and satisfy our debt obligations; (ii) increasing our exposure to general adverse economic and industry conditions; (iii) limiting our ability to obtain additional financing to fund future capital expenditures, working capital, research and development or other business development and expansion projects; (iv) requiring us to set aside a substantial portion of cash flow from our operations for the repayment of the principal of, and the interest on, our indebtedness, thereby reducing the availability of cash flow to fund capital expenditures, working capital, research and development or other business development expansion projects; and (v) limiting our ability to plan for, or react to, changes in our business.

We may be required to sell assets, seek additional capital or restructure or refinance our debt as a result of changes in our operating conditions. If we are unable to service our debt, such inability could result in an event of default which, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations.

Our dividend distributions to our existing shareholders made prior to the completion of the Global Offering should not be treated as indicative of our Company's future dividend policy. These dividend distributions before the Global Offering may adversely impact the total value of our assets and your investment.

In accordance with the *"Provisional Regulations Relating to Corporate Reorganization of Enterprises and Related Management of State-owned Capital and Financial Treatment"* (the *"Provisional Regulations"*) issued by the MOF, we are required to make a distribution to ChinaCoal Group, our sole shareholder prior to the Global Offering, in the amount equal to the difference in our Company's net asset value as at 1 October

2005, the date immediately following our last valuation date, and as at 21 August 2006, the date immediately prior to the date on which our Company was incorporated.

On 23 August 2006, we resolved, as a commercial decision, to make the Special Dividends distributable to ChinaCoal Group, which is equal to all of our distributable profits generated from 22 August 2006 to the date at the end of the month prior to the date of capital verification for the Global Offering.

Holders of our H Shares under the Global Offering will not be entitled to the Pre-establishment Distribution or the Special Dividends. ChinaCoal Group is the only shareholder entitled to the Pre-establishment Distribution and the Special Dividends. In addition, any distributable profits available for distribution to our shareholders after the Global Offering will exclude the Pre-establishment Distribution and the Special Dividends. The payment of the Pre-establishment Distribution and the Special Dividends may adversely impact the total value of our assets and your investment.

The Pre-establishment Distribution and the Special Dividends are not indicative of the dividends that our Company may declare or pay in the future. We cannot guarantee whether and when any dividends will be paid in the future and the amount of dividends that we have declared historically are not indicative of the dividends that we may pay in the future. Details of our Company's dividend policy after completion of the Global Offering are set out in the section headed "Financial Information — Dividend policy". The declaration, payment and the amount of any future dividends will be at the discretion of our Board and will depend upon general business conditions and strategies, our financial results and capital requirements, the interests of our shareholders, taxation conditions, statutory and regulatory restrictions and other factors that our Board deems relevant.

As stipulated under PRC law, dividends may be paid only out of distributable profits, which are our retained earnings, as determined in accordance with PRC GAAP and IFRS, whichever is lower, less allocations to our statutory and discretionary common reserve funds. Any distributable profits that are not distributed in a given year will be retained and available for distribution in subsequent years. The calculation of distributable profits under PRC GAAP is different from the calculation under IFRS in certain respects. As a result, our operating subsidiaries may not have distributable profits as determined under PRC GAAP, even if they have profits for that year as determined under IFRS, or vice versa. Accordingly, we may not receive sufficient distributions from our subsidiaries to enable us to make dividend distributions to our shareholders in the future, including in respect of periods in which our financial statements indicate that our operations have been profitable.

Our profitability and ability to operate our business effectively are dependent on the fulfillment by ChinaCoal Group of its obligations under certain agreements entered into in connection with our Restructuring.

In connection with the Restructuring, we entered into certain agreements with ChinaCoal Group, including a Non-Competition Agreement, the Restructuring Agreement and a number of connected transaction agreements. See "Relationship with ChinaCoal Group" and "Connected Transactions".

Under the Non-Competition Agreement, ChinaCoal Group agreed that, other than the Group Retained Businesses described under "Relationship with ChinaCoal Group", it will not compete with our core businesses. ChinaCoal Group also granted us options and pre-emptive rights to acquire the Group Retained Businesses and certain future businesses from ChinaCoal Group. Under the Coal Export and Sales Agency Framework Agreement, we appointed ChinaCoal Group as our non-exclusive export and sales agent for the export of our coal products. We also entered into the Services Agreement with ChinaCoal Group whereby

ChinaCoal Group appointed us as its exclusive coal export services provider to provide all export-related services to other coal producers which are ancillary to and required for coal exports. In addition, ChinaCoal Group agreed under the Restructuring Agreement to indemnify us for losses and expenses arising from certain matters that have been agreed upon. The fulfillment by ChinaCoal Group of contractual obligations pursuant to these agreements may therefore have a significant impact on our profitability and ability to operate our business effectively. Failure by ChinaCoal Group to fulfill its obligations under any of these agreements may have a material adverse effect on our financial condition, results of operations and future prospects.

We will be controlled by ChinaCoal Group, whose interests may differ from those of our other shareholders.

After the Global Offering, ChinaCoal Group will own approximately 68.25% of our outstanding shares. As a controlling shareholder, ChinaCoal Group will be able to direct the election of all of the members of our Board of Directors and exercise a controlling influence over our business and affairs, including, but not limited to, decisions with respect to:

- mergers or other business combinations;
- the acquisition or disposition of assets;
- the issuance of any additional shares or other equity securities;
- the timing and amount of dividend payments; and
- management of our Company.

As our directors may serve concurrently as managers or officers of ChinaCoal Group, there may be an appearance of conflicts of interest. Furthermore, we cannot give any assurance that the directors appointed by ChinaCoal Group will always vote in a way that is in the best interest of our other shareholders.

Any material dispute between our Company and a joint venture partner may adversely affect the results of operations of the relevant joint venture company and our Company.

Among the assets transferred to us by ChinaCoal Group are certain joint venture companies, including the Huajin Joint Venture and Shaanxi Nanliang Coal Co., Ltd. If a dispute arises between any such joint venture partner and us in connection with the performance of the party's obligations or the scope of a party's responsibilities under the relevant joint venture agreement, the parties may not be able to resolve their differences through negotiation or arbitration. In the event such a material dispute cannot be resolved in a timely manner, the business and operations of the relevant joint venture company may suffer, and the joint venture agreement may even be terminated by mutual consent of the parties or as a result of a material breach by one of them.

We cannot guarantee that we and any such joint venture partner will continue to agree on management matters due to possible conflicts of interest, and any disagreement may result in a dispute between us and the relevant joint venture partner. In the event of a deadlock at a board meeting of such joint venture company, if we cannot resolve the disagreement in a timely manner through the dispute resolution mechanisms provided in our joint venture agreements, such deadlock may cause the board of directors of the relevant joint venture company to fail to make, or delay in making, an important decision, which may adversely affect the financial condition and results of operations of that joint venture company.

Any of the foregoing events could have a material adverse effect on our financial condition and results of operations.

Our Company has a limited operating history as an independent entity, which may affect the efficiency of our operations and your ability to evaluate our business and growth potential.

We were established on 22 August 2006 as a result of the Restructuring, under which ChinaCoal Group transferred to us substantially all of its assets, liabilities and interests in relation to its coal, coking, coal mining equipment manufacturing and other operations in exchange for an equity interest in us in the form of state-owned shares. We have a limited operating history as a separate operating entity, which may impact your ability to evaluate our business and prospects. As each of the subsidiaries of ChinaCoal Group that merged into us had different operating histories, we may experience difficulties in integrating our various business operations to function as a single entity. We may also experience difficulties in managing our future growth and the increased scale of our operations. To take full advantage of the integration of our operations and capture the resulting synergies, we plan to expand the scope of our operations through capital investments and expansions, including the construction of new coal mines and coal processing plants for the production of thermal coal and coking coal. Such expansions and the need to integrate new operations may place a significant strain on our managerial, operational and financial resources. If we are unable to manage our growth efficiently or fully integrate the new operations with our existing operations, our financial condition, results of operations and prospects could be materially and adversely affected.

The development of our management and internal control measures has largely coincided with the evolution of our principal businesses. As we transition from a coal trading company to a diversified business platform integrating coal production and sales, there has been an increasing emphasis on management and internal control mechanisms to address issues relating to coal production, such as mining safety and environmental protection and financial reporting. We are currently working on improving our internal control measures, including: (i) standardizing control policies and procedures among each of our operating segments; (ii) generating more detailed operating data of each operating segment; and (iii) raising the level of experience among our financial and accounting staff. We cannot assure you that we will be able to design and implement an effective management structure and internal control mechanisms that timely and adequately respond to our expanded scope of operations, or that we will be able to implement our reorganization and restructuring plan efficiently or successfully.

Our coal mining equipment manufacturing business may be materially and adversely affected by an economic downturn in the domestic coal industry or a decrease in domestic coal consumption, and our coal mining equipment may subject us to product liability claims.

We are the largest coal mining equipment manufacturer in China based on our 2005 sales revenue. At present, a significant portion of our coal mining equipment sales is derived from domestic sales to major Chinese coal producers. The demand for coal mining equipment is largely driven by the overall business environment of the coal mining industry. A significant decrease in market demand for coal or in coal consumption will likely have a material and adverse effect on the overall business environment of the coal mining industry, which would in turn adversely affect demand for our coal mining equipment.

In addition, if coal mining equipment manufactured by us proves to be defective and results in our customer's financial losses and/or personal injuries, we may be subject to product liability claims under PRC laws. We do not carry product liability insurance and have not implemented any other similar remedy scheme. We cannot give any assurance that we or any of our subsidiaries engaged in the manufacturing of coal mining

equipment will not be exposed to future product liability claims. If any such claim is successful, our business and results of operations may be materially and adversely affected.

Our coking operations are dependent on the domestic and international supply of and demand for coke and may be affected by macro-economic regulations and controls.

Our revenues from coking operations are substantially dependent on the domestic and international supply of, and demand for, coke. The coking industry depends heavily on demand from steelmakers. A decrease in steel prices and steel production in the domestic market could cause a reduction in demand for coking coal and thus adversely affect our financial position and results of operations. In early 2004, the PRC Government implemented macro-economic control measures with an aim to tightening control over investment and over-production in, among other industries, the steel industry. These measures have resulted in a decrease in domestic demand for coking coal and coal-related products, such as coke.

We cannot assure you that the domestic or international demand for coke will continue to grow, or that the domestic or international markets for coke will not experience excess supply, both of which would have a negative impact on our coke operations. Moreover, continuing or further macro-economic measures implemented by the PRC Government may have a material adverse effect on our business, results of operations and financial condition.

We have not obtained the land use rights and building ownership rights to some of our mining sites and facilities.

As of the Latest Practicable Date, we have not obtained land use rights and building ownership rights to some of our mining sites and facilities, including: (i) 12 parcel of land which a total site area of approximately 0.77 million m^2 for which ChinaCoal Group has not established proper legal title and for which we are in the process of applying for the relevant land use rights certificates; (ii) 160 buildings with a total gross floor area of approximately 0.12 million m^2 for which ChinaCoal Group or its relevant subsidiaries does not have proper building ownership certificates; and (iii) 13 buildings that we leased from ChinaCoal Group and third parties that the landlords have not obtained proper building ownership certificates. As the coal mines and the coal and coking facilities are our main assets and operating facilities, our operating rights and production in connection with such mines or facilities may be adversely impacted if any third party claims that it is the legal or beneficiary owner of any of these lands or facilities. We cannot give any assurance that such ownership dispute or claim will not occur. If any such dispute or claim occurs, our business operations and our financial condition could be materially and adversely affected. In addition, there is no assurance that we would not be subject to any claims (including lawsuits) for compensation in respect of any illegal and/or unauthorized use of lands owned by third parties.

There is no assurance that our Company, our subsidiaries or our jointly controlled entities will continue to benefit from preferential tax treatment.

Under the current laws of the PRC, each of our Company, our subsidiaries and jointly controlled entities is subject to PRC income tax. The normal statutory PRC enterprise income tax rate is 33% of taxable income as determined in accordance with the relevant PRC income tax laws and regulations. However, PRC state and local tax laws provide for a number of preferential tax treatments applicable to different enterprises, industries and locations. We are currently subject to an income tax rate of 33%, while some of our subsidiaries and jointly controlled entities are currently subject to various preferential income tax rates, which has resulted in effective tax rates for our Company of 28.1%, 23.1%, 17.6%, 19.7% and 29.8% for the years ended

31 December 2003, 2004 and 2005 and the six months ended 30 June 2005 and 2006, respectively. There is no assurance that members of our Company will continue to benefit from preferential tax treatment previously and currently enjoyed by them. Any change in, or termination of, preferential tax treatment may result in an increase in our tax liability, which would have a negative impact on our net profits.

Exports of certain of our products are subject to new export tax policies, which may adversely affect our business and financial position.

The PRC Government announced on 14 September 2006 that the export tax refund for coal products applied to domestically produced coal would be terminated on 15 September 2006. All export coal products sold under sales contracts signed on or before 14 September 2006 may continue to be entitled to the full export tax refund if the corresponding coal export custom declaration was completed on or before 14 December 2006, and if the sales contracts were registered with the relevant tax authority before 30 September 2006. For the years ended 31 December 2003, 2004 and 2005 and the six months ended 30 June 2006, we enjoyed export tax refunds for coal products in the amounts of RMB155.5 million, RMB155.5 million, RMB138.7 million and RMB54.3 million, respectively. As of 30 June 2006, we had RMB31.1 million in export tax receivables for our coal products and the Directors of our Company believe that the existing export tax receivables can be fully recovered by fulfilling the legal requirements of the export tax refund. However, according to the newly issued coal export tax refund policy, we will not be able to enjoy similar refunds in the future. As such, our financial position may be adversely affected depending on the volume of coal we will export in the future.

In addition, in order to further encourage the import of resource-related commodities and commodities that are beneficial to the development of new technology, and also to control the export of resources and products involving high energy costs and high pollution, the Customs Tariff Committee of the State Council issued the "*Notice on Adjusting the Provisional Import and Export Tariff Rate of Certain Commodities*" (the "*Notice*") on 27 October 2006, which took effect on 1 November 2006. Under the *Notice*, certain coal and coke products exported by us will be subject to a 5% provisional export duty. The increased export tax on certain of our products may have a material and adverse effect on our operations.

Any changes in the political and economic conditions in the Asia-Pacific region may adversely affect our business and operations.

Our business includes sales of coal, coke products and coal mining equipment to overseas customers. Our overseas customers are mainly located in countries and territories in the Asia-Pacific region, such as Japan, South Korea and China Taiwan. See "Business" and "Appendix I — Accountants' Report". Changes in political or economic conditions in the Asia-Pacific region are difficult to predict. In particular, if the economic conditions in countries in which our overseas customers are located worsen as a result of changes in the Asia-Pacific region's overall economy, our overseas sales volumes could be substantially reduced, resulting in a negative effect on our results of operations, which may reduce our revenues. For example, the recession that many Asia-Pacific countries and regions experienced in 1998 and early 1999 was characterized by currency fluctuations, liquidity shortages and an overall economic decline. Declining economic growth rates in the future may reduce our revenues, causing us to be unable to invest the appropriate expenditures in the construction and development of mines and related mining equipment and facilities. Such events may negatively impact our business and results of operations over time.

Our Asia-Pacific operations also expose us to additional risks inherent in international operations, including:

- difficulties in enforcing agreements and collecting receivables through some Asian legal systems;

- fluctuations in foreign currency exchange rates, which may adversely affect our results of operations and the value of our Asian assets and investments; and
- implementation of foreign exchange controls or other restrictions.

Any of the above risks may adversely affect our financial condition and results of operations.

RISKS RELATING TO THE PEOPLE'S REPUBLIC OF CHINA

Substantially all of our assets are located in China and a significant amount of our revenue is sourced from China. Accordingly, our results of operations, financial condition and prospects are to a significant degree subject to economic, political and legal developments in China.

Adverse changes in China's economic, political and social conditions as well as governmental policies could have a material adverse effect on China's overall economic growth, which could in turn adversely affect our financial condition and results of operations.

The Chinese economy differs from the economies of most developed countries in many respects, including: (i) structure; (ii) level of government involvement; (iii) level of development; (iv) growth rate; (v) control of foreign exchange; and (vi) allocation of resources. The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. For the past two decades, the PRC Government has implemented economic reform measures emphasizing the utilization of market forces in the development of the Chinese economy. We cannot predict whether changes in China's political, economic and social conditions, laws, regulations and policies will have any material adverse effect on our current or future business, financial condition and results of operations.

Changes in foreign exchange regulations and future movements in the exchange rate of Renminbi may adversely affect the financial condition and results of operations of our Company and our ability to pay dividends.

Current foreign exchange regulations have already significantly reduced the PRC Government's foreign exchange control on routine transactions under the current account, including trade and service-related foreign exchange transactions and payment of dividends. Under the existing foreign exchange regulations in the PRC, following completion of the Global Offering, we will be able to pay dividends in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, there is no assurance that these foreign exchange policies regarding payment of dividends in foreign currencies will continue in the future.

Our combined revenue is denominated in RMB, but our revenue derived from overseas sales to customers in the Asia Pacific Region is denominated in foreign currencies. We purchase equipment and spare parts for our equipment from overseas equipment suppliers in foreign currencies, mainly U.S. dollars. As a result, our operations are exposed to the fluctuation of exchange rates of the RMB against these foreign currencies. The value of the RMB may fluctuate due to a number of factors. Since 1994, the conversion of RMB into foreign currencies, including Hong Kong dollars and U.S. dollars, has been based on the rate set by the PBOC and the official exchange rate for the conversion of RMB to U.S. dollars has generally been stable. On 21 July 2005, the revaluation of the RMB resulted in an appreciation of the RMB against the U.S. dollar and the Hong Kong dollar by approximately 2%, and the RMB has appreciated by approximately an additional 3% since that date. As of 21 July 2005, the RMB was no longer pegged to the U.S. dollar but to a basket of currencies. The relaxation of the RMB-U.S. dollar peg may contribute to the volatility or increased fluctuations in the value of RMB. Further appreciation of RMB or any shortage of foreign currency may have

an adverse impact on our overseas sales, operating costs and financial conditions and may cause imported products which compete with those of our Company to be relatively less expensive for Chinese consumers. Conversely, depreciation of the RMB would adversely affect the value of, and dividends, if any, payable on, the H Shares by our Company in foreign currency terms.

The PRC legal system is continuously evolving and has inherent uncertainties, and the legal protections available to our shareholders may be limited.

Our Company was incorporated under PRC law. As substantially all of our businesses are conducted in the PRC, our operations are governed principally by PRC laws and regulations. The PRC legal system is based on written statutes, and prior court decisions can only be cited as reference. Since 1979, the PRC Government has promulgated laws and regulations in relation to economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade, with a view to developing a comprehensive system of commercial laws. However, due to the fact that these laws and regulations have not been fully developed, and due to the limited volume of published cases and their non-binding nature, the interpretation of PRC laws and regulations still involves a degree of uncertainty.

As a PRC company offering and listing its H Shares outside the PRC, we are subject to the Special Regulations and the Mandatory Provisions. Upon the listing of the H Shares on the Hong Kong Stock Exchange, the Hong Kong Listing Rules will become the principal basis for protection of shareholders' rights. The Hong Kong Listing Rules impose particular standards of conduct and disclosure on our Company, our Directors and the controlling shareholders of our Company. As far as we are aware, China has not published any case report that involves a request by a holder of H shares of a PRC company to exercise his or her rights under any constitutional document of any joint stock company with limited liability, the Company Law or any regulatory provisions of the PRC applicable to PRC joint stock limited companies.

It may be difficult to enforce any judgments obtained from non-PRC courts against our Company or our Directors, Supervisors or senior executive officers residing in China.

The legal framework to which our Company is subject is materially different from the Companies Ordinance or corporate law in Hong Kong and other jurisdictions, including the United States, with respect to certain areas, including the protection of minority shareholders. In addition, the mechanisms for enforcement of rights under the corporate governance framework to which our Company is subject are also relatively undeveloped and untested. However, in 2005, the PRC Company Law was amended to allow shareholders to commence an action against the directors, supervisors, officers or any third party on behalf of a company under certain circumstances, but as far as we are aware, China has not published any case report of such shareholders' derivative action under the newly amended PRC Company Law.

Although we will be subject to the Hong Kong Listing Rules and the Hong Kong Codes on Takeovers and Mergers and Share Repurchases, upon the listing of the H Shares on the Hong Kong Stock Exchange, the holders of H Shares will not be able to bring actions on the basis of violations of the Hong Kong Listing Rules and must rely on the Hong Kong Stock Exchange to enforce its rules. The Hong Kong Codes on Takeovers and Mergers and Share Repurchases do not have the force of law and only provide standards of acceptable commercial conduct for takeover and merger transactions and share repurchases in Hong Kong.

China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with countries such as the United States, the United Kingdom and Japan, and therefore enforcement in the PRC of judgments of a court in these jurisdictions may be difficult or impossible. The Articles of Association and the Hong Kong Listing Rules provide that most disputes between holders of H Shares and our

Company, our Directors, Supervisors or officers arising out of the Articles of Association or PRC Company Law and related regulations concerning its affairs, such as the transfer of its H Shares, are to be resolved through arbitration.

There is currently no reciprocal recognition and enforcement of judicial decisions between the PRC and Hong Kong. Although the PRC and Hong Kong signed the "*The Arrangements Relating to Reciprocal Recognition and Enforcement of Civil and Commercial Judgments between the PRC and Hong Kong Pursuant to Choice of Court Agreements Between Parties Concerned*" on 14 July 2006, this arrangement is only another model to assist the judicature on reciprocal recognition over civil and commercial judgments between the PRC and Hong Kong and is not currently an effective rule or regulation. Once the PRC and Hong Kong enact the relevant legislation and implement the corresponding legal processes, each will announce the respective effective and execution dates. In addition, on 18 June 1999, an arrangement was made between Hong Kong and the PRC for the reciprocal enforcement of arbitral awards. This arrangement, made in accordance with the spirit of the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards, was approved by the Supreme Court of the PRC and the Hong Kong Legislative Council and became effective on 1 February 2000. Under the arrangement, awards that are made by the PRC arbitral authorities recognized under the Arbitration Ordinance of Hong Kong can be enforced in Hong Kong, and awards made by Hong Kong arbitral authorities are also enforceable in the PRC. However, so far as we are aware, no action has been brought in the PRC by a holder of H Shares to enforce an arbitral award made by the PRC arbitral authorities or Hong Kong arbitral authorities, and there are uncertainties as to the outcome of any action brought in the PRC to enforce an arbitral award made in favor of a holder of H Shares.

The exemption from withholding tax on dividends and income available to holders of H Shares may not continue in the future.

Under current PRC tax laws, regulations and rulings, dividends paid by our Company to holders of H Shares outside the PRC are currently exempt from PRC income tax. In addition, gains realized by holders of H Shares upon the sale or other disposition of H Shares are currently exempted from PRC income tax. If the exemptions are withdrawn in the future, holders of H Shares may be required to pay PRC income tax, or we may be required to withhold such tax from dividend payments. Such PRC income tax or withholding tax on dividends is currently imposed at the rate of 20%, unless there is an applicable tax treaty between the PRC and the jurisdiction in which such overseas holders of H Shares reside which reduces or exempts the relevant tax.

Concerns over China's high growth and measures taken by the PRC Government may lead to an increase in interest rates and a slowdown in economic growth.

In response to concerns regarding China's high rate of growth in industrial production, bank credit, fixed investment and money supply, the PRC Government has taken measures to slow down economic growth to a more manageable level. Among the measures that the PRC Government has taken are restrictions on bank loans in certain sectors. These measures and any additional such measures, including a possible increase in interest rates, could contribute to a slowdown in the Chinese economy.

There may be an occurrence of a widespread public health problem, such as SARS.

An outbreak of any widespread public health problem in China, such as SARS, could have a negative effect on our operations and results. Our operations may be affected by a number of health-related factors, including quarantines or closures of some of our offices and manufacturing facilities, travel restrictions, the

sickness or death of our key officers and employees, import and export restrictions and a general slowdown in China's economy.

RISKS RELATING TO THE GLOBAL OFFERING

There has been no prior public market for the H Shares. The liquidity and market price of the H Shares following the Global Offering may be volatile.

Prior to the Global Offering, there has been no public market for the H Shares. The initial price range issued to the public for the H Shares was the result of negotiations among our Company and the Underwriters, and the Offer Price may differ significantly from the market price for the H Shares following the Global Offering. We have applied to list and deal in the H Shares on the Hong Kong Stock Exchange. There is no assurance that the Global Offering will result in the development of an active, liquid public trading market for the H Shares. In addition, the price and trading volumes of the H Shares may be volatile. Factors such as variations in our revenue, earnings and cash flows or any other developments of our Company may affect the volume and price at which the H Shares will be traded.

Because the Offer Price is higher than the net tangible book value per share of our Company, the holders of the H Shares will incur immediate dilution.

The Offer Price of the H Shares is higher than the net tangible book value per Share. Therefore, purchasers of the H Shares in the Global Offering will experience an immediate dilution in net tangible book value per H Share.

Disposal of the H Shares by NSSF or transfer of Shares held on our domestic share register into H Shares following the listing of the H Shares may result in an increase in the number of H Shares available on the market and may affect the price of the H Shares.

Pursuant to the approvals of the relevant PRC authorities, ChinaCoal Group is required to transfer to NSSF such number of Domestic Shares as shall in the aggregate be equivalent to 10% of the number of Offer Shares. These Domestic Shares will be converted into H Shares on a one-for-one basis upon completion of the Global Offering and will be held by NSSF immediately thereafter. NSSF will retain approximately 324,637,000 H Shares, representing approximately 2.9% of our total issued share capital, if the Over-allotment Option is not exercised, or 373,333,000 H Shares, representing approximately 3.2% of our total issued share capital if the Over-allotment Option is exercised in full. There is no legal restriction on NSSF to transfer or dispose of such H Shares following the listing of the H Shares. The above-mentioned arrangement will result in an increase of the number of H Shares available on the market if NSSF disposes of its H Shares and such increase may, directly or indirectly, affect the trading price of the H Shares following completion of the Global Offering. For further details, see "Share capital — Transfer of shares to NSSF".

Subject to the approval of the State Council securities regulatory authority, Shares held on our domestic share register may be transferred to overseas investors, and such transferred Shares may be listed or traded on an overseas stock exchange. Any listing or trading of the transferred Shares on an overseas stock exchange shall also comply with the regulatory procedures, rules and requirements of such stock exchange. No class shareholder voting is required for the listing and trading of the transferred Shares on an overseas stock exchange. Therefore, transfer of Shares held on our domestic share register into H Shares following the listing of the H Shares may result in an increase in the number of H Shares available on the market and could negatively impact the market price of our H Shares.

Shareholders' interests may be diluted as a result of additional equity fund-raising.

We may need to raise additional funds in the future to finance further expansion of or new developments relating to our existing operations or new acquisitions. If additional funds are raised through the issuance of new equity or equity-linked securities of our Company other than on a pro-rata basis to existing shareholders, the percentage ownership of such shareholders in our Company may be reduced and/or such new securities may confer rights and privileges that take priority over those conferred by the H Shares.

Forward-looking information included in this Prospectus may prove inaccurate.

This Prospectus contains certain forward-looking statements and information relating to us and the subsidiaries comprising our Company that are based on the beliefs of our management as well as assumptions made by and information currently available to our management. When used in this Prospectus, the words "aim," "anticipate", "believe", "continue", "could", "estimate", "expect", "going forward", "intend", "ought to", "may", "plan", "potential", "predict", "project", "seek", "should", "will", "would" and similar expressions, as they relate to our Company or our management, are intended to identify forward-looking statements. Such statements reflect the current views of our Company's management with respect to future events, operations, liquidity and capital resources, some of which may not materialize or may change. These statements are subject to certain risks, uncertainties and assumptions, including the other risk factors as described in this Prospectus. You are strongly cautioned that reliance on any forward-looking statements involves known and unknown risks and uncertainties. The risks and uncertainties facing our Company which could affect the accuracy of forward-looking statements include, but are not limited to, the following:

- our business prospects;
- our future debt levels and capital needs;
- future developments, trends and conditions in China's coal and coal-related products market;
- our strategy, plans, objectives and goals;
- general economic conditions;
- changes to regulatory or operating conditions in the market in which we operate;
- our ability to reduce costs;
- capital market developments;
- the actions and developments of our competitors;
- certain statements in "Financial Information" with respect to trends in prices, volumes, operations, margins, overall market trends, risk management and exchange rates; and
- other statements in this Prospectus that are not historical fact.

We do not intend to update these forward-looking statements.

We cannot guarantee the accuracy of facts, forecasts and other statistics with respect to China, the Chinese economy and China's coal and coal-related industries contained in this Prospectus.

Facts, forecasts and other statistics in this Prospectus relating to China, the Chinese economy and China's coal and coal-related industry have been derived from official government publications and we can guarantee neither the quality nor the reliability of such source materials. They have not been prepared or

independently verified by our Company, the Underwriters or any of its or their respective affiliates or advisers and, therefore, we make no representation as to the accuracy of such facts or statistics, which may not be consistent with other information compiled within or outside China. The Joint Sponsors and our Directors have reproduced the data and statistics extracted from such official government publications in a reasonably cautious manner. Due to possibly flawed or ineffective collection methods or discrepancies between published information and market practice and other problems, the statistics herein may be inaccurate or may not be comparable to statistics produced for other economies and should not be relied upon. Further, there is no assurance that they have been stated or compiled on the same basis or with the same degree of accuracy as may be the case elsewhere. In all cases, investors should give consideration as to how much weight or importance they should attach to or place on such facts, forecasts or statistics.

We strongly caution you not to place any reliance on any information contained in press articles or other media regarding us and the Global Offering.

Prior to the publication of this Prospectus, there has been press and media coverage regarding us and the Global Offering, including news articles published in *The Standard*, *Sing Tao Daily*, *Hong Kong Economic Times* and *Apple Daily* on 21 November 2006, which included certain financial information, financial projections, valuations and other information about us that does not appear in the Prospectus. We have not authorized the disclosure of any such information in the press or media. We do not accept any responsibility for any such press or media coverage or the accuracy or completeness of any such information. We make no representation as to the appropriateness, accuracy, completeness or reliability of any such information or publication. To the extent that any such information appearing in publications other than this Prospectus is inconsistent or conflicts with the information contained in this Prospectus, we disclaim it. Accordingly, prospective investors should not rely on any such information. In making your decision as to whether to purchase our H Shares, you should rely only on the financial, operational and other information contained in this Prospectus.

FORWARD-LOOKING STATEMENTS

We have included in this Prospectus forward-looking statements. Statements that are not historical facts, including statements about our intentions, beliefs, expectations or predictions for the future, are forward-looking statements.

These forward-looking statements include, without limitation, statements relating to:

- our business prospects;
- our future debt levels and capital needs;
- future developments, trends and conditions in China's coal and coal-related products market;
- our strategy, plans, objectives and goals;
- general economic conditions;
- changes to regulatory or operating conditions in the market in which we operate;
- our ability to reduce costs;
- capital market developments;
- the actions and developments of our competitors;
- certain statements in "Financial Information" with respect to trends in prices, volumes, operations, margins, overall market trends, risk management and exchange rates; and
- other statements in this Prospectus that are not historical fact.

In some cases, we use the words "aim", "anticipate", "believe", "continue", "could", "estimate", "expect", "going forward", "intend", "ought to", "may", "plan", "potential", "predict", "project", "seek", "should", "will", "would" and similar expressions to identify forward-looking statements.

These forward-looking statements are based on current plans and estimates, and speak only as of the date they are made. We undertake no obligation to update or revise any forward-looking statement in light of new information, future events or otherwise. Forward-looking statements involve inherent risks and uncertainties and are subject to assumptions, some of which are beyond our control. We caution you that a number of important factors could cause actual outcomes to differ, or to differ materially, from those expressed in any forward-looking statement.

Due to these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Prospectus might not occur in the way we expect, or at all. Accordingly, you should not place undue reliance on any forward-looking information. All forward-looking statements contained in this Prospectus are qualified by reference to this cautionary statement.

DIRECTORS' RESPONSIBILITY FOR THE CONTENTS OF THIS PROSPECTUS

This Prospectus includes particulars given in compliance with the Companies Ordinance, the Securities and Futures (Stock Market Listing) Rules of Hong Kong and the Hong Kong Listing Rules for the purpose of giving information to the public with regard to our Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this Prospectus and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement in this Prospectus misleading.

CSRC APPROVAL

We have obtained approval from the CSRC for the Global Offering and the making of the application to list the H Shares on the Hong Kong Stock Exchange. In granting such approval, the CSRC accepts no responsibility for the financial soundness of our Company, nor for the accuracy of any of the statements made or opinions expressed in this Prospectus or in the Application Forms.

UNDERWRITING

This Prospectus is published solely in connection with the Hong Kong Public Offering which forms part of the Global Offering. For applicants under the Hong Kong Public Offering, this Prospectus and the Application Forms contain the terms and conditions of the Hong Kong Public Offering.

The listing of the Offer Shares on the Hong Kong Stock Exchange is sponsored by the Joint Sponsors. The Global Offering is managed by the Joint Global Coordinators. The Hong Kong Public Offering is fully underwritten by the Hong Kong Underwriters pursuant to the Hong Kong Underwriting Agreement. The International Underwriting Agreement relating to the International Offering is expected to be entered into on or about 13 December 2006, subject to determination of the pricing of the Offer Shares. If, for any reason, the Offer Price is not agreed among us and the Joint Global Coordinators (on behalf of the Underwriters) by 17 December 2006, the Global Offering (including the Hong Kong Public Offering) will not proceed and will lapse. Further details about the Underwriters and the underwriting arrangements are contained in "Underwriting".

RESTRICTIONS ON THE USE OF THIS PROSPECTUS

Each person acquiring Hong Kong Public Offer Shares will be required to confirm, or by his acquisition of Hong Kong Public Offer Shares will be deemed to confirm, that he is aware of the restrictions on offers of the Hong Kong Public Offer Shares described in this Prospectus.

No action has been taken to permit a public offering of the Offer Shares in any jurisdiction other than Hong Kong and Japan or the distribution of this Prospectus in any jurisdiction other than Hong Kong. Accordingly, and without limitation to the following, this Prospectus may not be used for the purpose of, and does not constitute, an offer or invitation in any jurisdiction or in any circumstances in which such an offer or invitation is not authorized or to any person to whom it is unlawful to make such an offer or invitation.

The distribution of this Prospectus and the offering and sales of the Offer Shares in other jurisdictions are subject to restrictions and may not be made except as permitted under the applicable securities laws of such jurisdictions pursuant to registration with or authorization by the relevant securities regulatory authorities or an exemption therefrom. In particular the Offer Shares have not been offered and sold and will not be offered or sold, directly or indirectly, in the PRC.

CERTAIN MATTERS RELATING TO THE HONG KONG PUBLIC OFFERING

Application for Listing on the Hong Kong Stock Exchange

We have applied to the Listing Committee of the Hong Kong Stock Exchange for the listing of, and permission to deal in, our H Shares including: (i) any H Shares which may be issued by our Company pursuant to the Global Offering and upon the exercise of the Over-allotment Option; and (ii) any H Shares, converted from Domestic Shares, which are to be held by NSSF (including such Domestic Shares converted to H Shares and transferred by ChinaCoal Group to NSSF and such additional Domestic Shares converted to H Shares to be further transferred to NSSF by ChinaCoal Group upon the exercise of the Over-allotment Option, in each case, pursuant to the relevant regulations in relation to the reduction of State-owned shares). Dealings in the H Shares on the Hong Kong Stock Exchange are expected to commence on 19 December 2006.

Our Domestic Shares may be converted to H Shares after obtaining the approval of the CSRC or the authorized securities approval authorities of the State Council and after satisfying certain procedural requirements. See "Share Capital — Transfer of our domestic shares for listing and trading on the Hong Kong Stock Exchange" for further information.

Except as otherwise disclosed in this Prospectus, no part of our share or loan capital is listed on or dealt in on any other stock exchange and no such listing or permission to list is being or proposed to be sought in the near future.

Eligibility for Admission into CCASS

Subject to the granting of listing of, and permission to deal in, the H Shares on the Hong Kong Stock Exchange and the compliance with the stock admission requirements of HKSCC, the H Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the date of commencement of dealings in the H Shares on the Hong Kong Stock Exchange or on any other date HKSCC chooses. Settlement of transactions between participants of the Hong Kong Stock Exchange is required to take place in CCASS on the second business day after any trading day.

All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

All necessary arrangements have been made for the H Shares to be admitted into CCASS.

H Share Register and Stamp Duty

All of the H Shares issued pursuant to applications made in the Hong Kong Public Offering will be registered on our H Share register to be maintained in Hong Kong. Our principal register of members will be maintained by us at our head office in the PRC.

Dealings in the H Shares registered in our H Share register will be subject to the Hong Kong stamp duty. See "Appendix VII — Taxation and Foreign Exchange".

Dividends Payable to Holders of H Shares

Unless determined otherwise by our Company, dividends payable in Hong Kong dollars in respect of H Shares will be paid to shareholders as recorded in our H Share register, and sent by ordinary post, at the shareholders' own risk, to the registered address of each shareholder.

Professional Tax Advice Recommended

Applicants for the Hong Kong Public Offer Shares are recommended to consult their professional advisers if they are in any doubt as to the taxation implications of subscribing for, purchasing, holding, disposing of, dealing in, or the exercise of any rights in relation to, the H Shares. It is emphasized that neither we nor the Joint Global Coordinators, the Joint Sponsors, the Underwriters, nor their respective directors, nor any other person or party involved in the Global Offering accepts responsibility for any tax effects or liabilities of holders of H Shares resulting from the subscription, purchase, holding, disposal of, dealing in, or exercise of any rights in relation to, the H Shares.

Registration of Subscription, Purchase and Transfer of H Shares

We have instructed Computershare Hong Kong Investor Services Limited, our H Share registrar, and Computershare Hong Kong Investor Services Limited has agreed, not to register the subscription, purchase or transfer of any H Shares in the name of any particular holder unless and until such holder delivers a signed form to our H Share registrar in respect of those H Shares bearing statements to the effect that the holder:

(i) agrees with us and each of our shareholders, and we agree with each shareholder, to observe and comply with the PRC Company Law, the Special Regulations and our Articles of Association;

(ii) agrees with us, each of our shareholders, Directors, Supervisors, managers and officers, and we acting for ourselves and for each of our Directors, Supervisors, managers and officers agree with each of our shareholders, to refer all differences and claims arising from our Articles of Association or any rights or obligations conferred or imposed by the PRC Company Law or other relevant laws and administrative regulations concerning our affairs to arbitration in accordance with our Articles of Association, and any reference to arbitration shall be deemed to authorize the arbitration tribunal to conduct hearings in open session and to publish its award, which arbitration shall be final and conclusive. See "Appendix VIII — Summary of Principal Legal and Regulatory Provisions" and "Appendix IX — Summary of Articles of Association";

(iii) agrees with us and each of our shareholders that the H Shares are freely transferable by the holders thereof; and

(iv) authorizes us to enter into a contract on his behalf with each of our Directors and officers whereby such Directors and officers undertake to observe and comply with their obligations to our shareholders as stipulated in our Articles of Association.

Persons applying for or purchasing H Shares under the Global Offering are deemed, by their making an application or purchase, to have represented that they are not associates (as such term is defined in the Hong Kong Listing Rules) of any of the Directors of our Company or an existing shareholder of our Company of a nominee of any of the foregoing.

Procedure for Application for Hong Kong Public Offer Shares

The procedure for applying for Hong Kong Public Offer Shares is set out in "How to apply for Hong Kong Public Offer Shares" and in the Application Forms.

STRUCTURE OF THE GLOBAL OFFERING

Details of the structure of the Global Offering, including its conditions, are set out in "Structure of the Global Offering".

OVER-ALLOTMENT AND STABILIZATION

Details of the arrangements relating to the Stabilization and Over-allotment Option are set out in "Underwriting" in this Prospectus.

EXCHANGE RATE CONVERSION

Solely for your convenience, this Prospectus contains translations of certain Renminbi amounts into Hong Kong dollars at specified rates. No representation is made that the Renminbi amounts could actually be converted into any Hong Kong dollar amounts at the rates indicated or at all. Unless we indicate otherwise, the translation of Renminbi into HK dollars was made at the rate of RMB1.0403 to HK$1.00, the exchange rate prevailing on 30 December 2005, or at the rate of RMB1.0294 to HK$1.00, the exchange rate prevailing on 30 June 2006, set by PBOC for foreign exchange transactions. Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Further information on exchange rates is set forth in "Appendix VII — Taxation and Foreign Exchange".

MARKET SHARE DATA CONVENTION

The statistical and market share information contained in this Prospectus has been derived from official government publications. Unless otherwise indicated, the information has not been verified by us independently. This statistical information may not be consistent with other statistical information from other sources within or outside China. The Joint Sponsors and our Directors have reproduced the data and statistics extracted from such official government publications in a reasonably cautious manner.

Director's Name	Address	Nationality
Executive Directors		
JING Tianliang	2-2407 Qianhejiayuan 108 Beisihuan East Road Chaoyang District Beijing, China	Chinese
YANG Lieke	3-1607 Qianhejiayuan 108 Beisihuan East Road Chaoyang District Beijing, China	Chinese
PENG Yi	3-2206 Jilijiayuan 20 Shaoyaoju Chaoyang District Beijing, China	Chinese
Non-Executive Director		
ZHANG Baoshan	3-2002 Qianhejiayuan 108 Beisihuan East Road Chaoyang District Beijing, China	Chinese
Independent Non-Executive Directors		
GAO Shangquan	8-1702 Cuiwei Xili Haidian District Beijing, China	Chinese
ZHANG Ke	11-1007 Xibahe Beili Chaoyang District Beijing, China	Chinese
PENG Ru Chuan	Flat 4B, No. 6, Coastline Villa Discovery Bay, Hong Kong	U.S.
WU Rongkang	34-1804 13 Heping Street Chaoyang District Beijing, China	Chinese
LI Yanmeng	3-510 19 Yuetannan Street Xicheng District Beijing, China	Chinese

Supervisor's Name	Address	Nationality
Supervisors		
DU Ji'an	3-1307 Qianhejiayuan 108 Beisihuan East Road Chaoyang District Beijing, China	Chinese
ZHOU Litao	33-1402 13 Heping Street Chaoyang District Beijing, China	Chinese
CHEN Xiangshan	1-1607 Jilijiayuan 20 Shaoyaoju Chaoyang District Beijing, China	Chinese

PARTIES INVOLVED

Joint Global Coordinators and Joint Bookrunners *(in alphabetical order)*	China International Capital Corporation Limited 28th Floor, China World Tower 2 No. 1, Jianguomenwai Avenue Beijing, China
	Citigroup Global Markets Asia Limited 50th Floor, Citibank Tower 3 Garden Road Central, Hong Kong
	Morgan Stanley Dean Witter Asia Limited 30th Floor, Three Exchange Square Central, Hong Kong
Joint Sponsors and Joint Lead Managers of the Hong Kong Public Offering *(in alphabetical order)*	China International Capital Corporation (Hong Kong) Limited Suite 2307, 23rd Floor One International Finance Centre 1 Harbour View Street Central, Hong Kong
	Citigroup Global Markets Asia Limited 50th Floor, Citibank Tower 3 Garden Road Central, Hong Kong
	Morgan Stanley Dean Witter Asia Limited 30th Floor, Three Exchange Square Central, Hong Kong

Joint Lead Managers of the International Offering (in alphabetical order) .... China International Capital Corporation Limited
28th Floor, China World Tower 2
No. 1, Jianguomenwai Avenue
Beijing, China

Citigroup Global Markets Limited
Citigroup Centre, 33 Canada Square
Canary Wharf
London E14 5LB
United Kingdom

Morgan Stanley & Co. International Limited
30th Floor, Three Exchange Square
Central, Hong Kong

Financial Adviser to Our Company ..... China International Capital Corporation Limited
28th Floor, China World Tower 2
No. 1, Jianguomenwai Avenue
Beijing, China

Legal Advisers to Our Company .... **As to Hong Kong and United States law:**
Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong

As to PRC law:
Jia Yuan Law Firm
F407, Ocean Plaza
158 Fuxingmennei Avenue
Xicheng District
Beijing, China

Legal Advisers to The Underwriters ..... **As to Hong Kong law:**
Freshfields Bruckhaus Deringer
11th Floor, Two Exchange Square
Central, Hong Kong

As to United States law:
Shearman & Sterling LLP
12th Floor, Gloucester Tower
The Landmark
15 Queen's Road Central
Central, Hong Kong

As to PRC law:
Haiwen & Partners
Room 1711, Beijing Silver Tower
No. 2, Dongsanhuan North Road
Chaoyang District
Beijing, China

Reporting Accountants	PricewaterhouseCoopers *Certified Public Accountants* 22nd Floor, Prince's Building Central, Hong Kong
Property Valuer	Savills Valuation and Professional Services Limited 23/F Two Exchange Square Central, Hong Kong
Independent Technical Consultant	Steffen Robertson and Kirsten (Australasia) Pty. Ltd. Level 9 Suite 9C 300 Adelaide Street Brisbane Qld 4000 Australia
Receiving Bankers	Bank of China (Hong Kong) Limited 1 Garden Road Hong Kong Bank of Communications Co., Ltd. Hong Kong Branch 20 Pedder Street Central, Hong Kong Standard Chartered Bank (Hong Kong) Limited 15th Floor, Standard Chartered Tower 388 Kwun Tong Road Kwun Tong, Kowloon, Hong Kong

Registered Office in the PRC	No. 1 Huangsidajie, Chaoyang District, Beijing, China
Principal Place of Business in Hong Kong	Room 2608, 26th Floor, Office Tower Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong
Principal Place of Business in the PRC	No. 1 Huangsidajie, Chaoyang District, Beijing, China
Joint Company Secretaries	ZHOU Dongzhou, and WANG Yuanheng (Solicitor, Hong Kong and England and Wales)
Qualified Accountant	XU Guannan (ACCA)
Authorized Representatives	PENG Yi 3-2206 Jilijiayuan 20 Shaoyaoju Chaoyang District Beijing, China ZHOU Dongzhou Room 15-18, Unit 22 No. 1 Hepingli 9 Qu Dongcheng District Beijing, China
Audit Committee	ZHANG Ke GAO Shangquan PENG Ru Chuan ZHANG Baoshan
Strategic Planning Committee	JING Tianliang GAO Shangquan LI Yanmeng WU Rongkang ZHANG Baoshan YANG Lieke
Safety, Health and Environment Committee	WU Rongkang ZHANG Baoshan YANG Lieke
Remuneration Committee	PENG Ru Chuan ZHANG Ke LI Yanmeng PENG Yi
Joint Compliance Advisers	China International Capital Corporation (Hong Kong) Limited Suite 2307, 23rd Floor One International Finance Centre 1 Harbour View Street Central, Hong Kong

	Citigroup Global Markets Asia Limited 50th Floor, Citibank Tower 3 Garden Road Central, Hong Kong
H Share Registrar and Transfer Office	Computershare Hong Kong Investor Services Limited Shops 1712-1716, 17th Floor, Hopewell Centre 183 Queen's Road East Wanchai, Hong Kong
Principal Bankers	China Development Bank 9th floor, Ocean Building Fuxingmenwai Street Xicheng District, Beijing
	Bank of China, Beijing Anwai Branch 1st floor, Hualong Securities of the westside of the No. 191, Po King Building Andingmenwai Street Dongcheng District, Beijing
	The Industrial and Commercial Bank of China, Beijing Hepingli Branch No. 14, North Street of Hepingli Dongcheng District, Beijing
	Shanghai Pudong Development Bank, Beijing Anwai Branch No. 88, Andingmenwai Street First Dongcheng District, Beijing

This and other sections of this Prospectus contain information relating to the PRC economy and the PRC coal industry and international coal markets. The information contained within has been derived from official government publications or obtained during communications with PRC Government agencies. Neither we, the Underwriters nor any of their respective affiliates or advisers have independently verified the information directly or indirectly derived from these sources, and such information may not be consistent with other information compiled within or outside China. The Joint Sponsors and our Directors have reproduced the data and statistics extracted from such official government publications in a reasonably cautious manner.

THE WORLD COAL INDUSTRY

Coal is one of the most important energy resources in the world. According to *BP Statistical Review 2006*, worldwide primary energy consumption totaled 10,537.1 million tonnes oil equivalent in 2005, of which coal represented 27.8%, and oil and natural gas represented 36.4% and 23.5%, respectively.

Global Primary Energy Total Consumption in 2005


Hydroelectricity
6.3%
Nuclear energy
6.0%
Oil
36.4%
Coal
27.8%
Natural gas
23.5%

Source: BP Statistical Review 2006

World coal reserves are abundant. According to *BP Statistical Review 2006* estimates, the world's total proved coal reserve base represents approximately 155 years of production at current mining rates. Coal reserves have a wide distribution pattern, with particular concentration in countries including the United States, Russia, China, India and Australia. According to *BP Statistical Review 2006*, these countries controlled 27.1%, 17.3%, 12.6%, 10.2% and 8.6%, respectively, of the proved worldwide coal reserves at the end of 2005.

The continuous rise in global coal consumption in recent years has resulted from various macro factors, including global economic growth, price increases of other energies such as oil and natural gas and improvements in coal mining and processing technologies and productivity.

The Asia-Pacific region is one of the fastest growing economic regions and the largest and fastest growing energy market in the world. According to *BP Statistical Review 2006*, the region's total primary energy consumption increased from 2,589.5 million tonnes oil equivalent in 2000 to 3,423.7 million tonnes oil equivalent in 2005, representing a CAGR of 5.7%. This growth rate was much higher than the growth rates in North America and Europe, which were 0.5% and 1.1%, respectively, for the same period. In 2005, the Asia-Pacific region's primary energy consumption accounted for 32.5% of the worldwide total, higher than North America and Europe (including Eurasia), which accounted for 26.6% and 28.3% of the worldwide total, respectively, in the same year. Demand for energy, including coal, in the Asia-Pacific region is therefore considered to be high.

Many major coal consumers and producers are located in the Asia-Pacific region. According to *BP Statistical Review 2006*, coal consumption and production in this region in 2005 accounted for 56.3% and 57.0%, respectively, of global consumption and production. From 2000 to 2005, coal consumption and production in the Asia-Pacific region increased by a CAGR of 8.2% and 9.1%, respectively, far exceeding the growth rates of worldwide coal consumption and production during the same period, which were 4.4% and 5.0%, respectively.

We believe that, in addition to the macro factors mentioned above, the rapid growth of coal demand in the Asia-Pacific region is caused by: (i) the continuous growth of installed coal-fired power capacities in the Asia-Pacific region, which has directly impacted the regional demand for thermal coal; and (ii) the growth of the steel industry, which has directly resulted in increasing demand for coking coal.

THE PRC COAL INDUSTRY

According to *BP Statistical Review 2006*, China is the world's largest coal-producing country, with 2,190.0 million tonnes of raw coal output in 2005, which corresponds to 1,107.7 million tonnes oil equivalent and accounts for 37.4% of global coal production. China is also the world's largest coal-consuming country, with domestic coal consumption amounting to 1,081.9 million tonnes oil equivalent in 2005, accounting for 36.9% of global consumption. *BP Statistical Review 2006* considers coal to be China's most important energy resource, accounting for 69.6% of the country's total primary energy consumption in 2005.

Total Primary Energy Consumption in China in 2005


Hydroelectricity 5.8%
Nuclear energy 0.8%
Oil 21.1%
Natural gas 2.7%
Coal 69.6%

Source: BP Statistical Review 2006

The PRC coal industry is relatively mature compared to other industries, and has the following characteristics:

- abundant coal reserves;
- rapid growth in coal production, demand and transportation capacities; and
- increasingly market-driven pricing mechanisms.

However, the PRC coal industry also faces the following challenges:

- the need for a large transportation infrastructure due to the geographical distances between the locations of coal resources and major coal consumers;

- the PRC coal industry is undergoing a transition involving the consolidation of numerous small mining operations utilizing outdated technologies into large coal mining operations utilizing advanced technologies; and
- increasingly stringent requirements for safe production and environmental protection.

With increased transportation capacities, improved production technologies, increasing industry consolidation and more extensive usage, coal will maintain its strategic importance as the primary energy source and raw material in China.

The foregoing characteristics and challenges are discussed and analyzed in more detail below:

Abundant Coal Reserves and their Distribution

Coal reserves in China are abundant but unevenly distributed. China ranks third in the world in terms of current proved coal reserves, following the United States and Russia. According to *BP Statistical Review 2006*, China had 114.5 billion tonnes of proved coal reserves at the end of 2005, representing 12.6% of world proved coal reserves. According to the PRC Government, 67% of all the proved coal reserves in China are deposited in Shanxi, Shaanxi, Inner Mongolia and Ningxia, 20% are deposited in Xinjiang, Gansu, Qinghai, Yunnan, Guizhou, Sichuan and Chongqing, and 13% are deposited in other areas including Jiangsu, Anhui, Shandong and Henan.

Coalfields in China with good mining conditions are mainly concentrated in Xinjiang, parts of Ningxia, as well as the area referred to in the industry as the "Tri-West Area", which consists of Shanxi, Shaanxi and western Inner Mongolia. The Tri-West Area has favorable geological conditions for coal production. Coal reserves in this area are of high quality and contain a wide variety of coal. However, due to limited local consumption and long distances from major customers and major ports, these high-quality coal reserves have not been fully exploited. See "— Growing capacities in coal production and transportation". The coal reserves in Jiangsu, Anhui, Shandong and Henan are also of a high quality and contain a wide variety of coal. Furthermore, they are close to transportation facilities as they are located in China's more economically developed coastal regions. The coal reserves in these provinces, however, are relatively limited, representing only 9.2% of the reserves in China.

High Energy Demand in China and the Asia-Pacific Region

China's economic growth in recent years has led to a surge in the demand for energy. China's real GDP grew at a CAGR of 9.8% from 2001 to 2005 according to a report by the PRC's Statistics Bureau in February 2006. In the same period, China's total primary energy consumption grew at a CAGR of 11.7%.

Coal consumption in China amounted to 2.14 billion tonnes in 2005. The PRC Government estimates that the domestic demand for coal will increase to 2.5 billion tonnes by 2010.

The factors driving the growing demand for coal are as follows:

- *The power industry* — According to EIA data, China's power industry is the second largest in the world after the United States. According to the Statistics Information Department of China Electricity Council, at the end of 2005, China's total installed capacity was 508.4 GW, 75.6% of which was generated by coal-fired power plants. According to *China Coal Market Report 2005-2006*, the coal-fired power industry in China generated a total of 1,204.5 billion Kwh in 2001 and 2,018.0 billion Kwh in 2005, consuming 645.6 million tonnes and 1,110.0 million tonnes of coal, respectively. From 2001 to 2005, coal-fired power generation in China grew at a CAGR of 13.8%

and the consumption of coal for coal-fired power generation grew at a CAGR of 14.5%. We believe the coal-fired power industry will continue to drive future demand for coal in China.

- *The steel industry* — China's steel industry has experienced rapid growth. According to *China Coal Market Report 2005-2006,* annual production of pig iron grew from 147.0 million tonnes in 2001 to 315.0 million tonnes in 2005. China's steel industry consumed 180.0 million and 340.0 million tonnes of coal in 2001 and 2005, respectively. From 2001 to 2005, annual production of pig iron grew at a CAGR of 21.0% and the underlying consumption of coal for the steel industry production grew at a CAGR of 17.2%. We believe that the steel industry will have a steady demand for coal in the foreseeable future.

- *The construction materials industry* — The construction materials industry in China encompasses a wide range of segments, including cement, glass and ceramics. Taking the cement industry for example, according to the *2001 and 2005 National Economic and Social Development Statistic Reports* issued by the Bureau of Statistics, as well as the *China Coal Market Report 2005-2006,* China produced 640.0 million tonnes of cement in 2001 and 1,060.0 million tonnes in 2005, and the cement industry consumed 113.1 million tonnes and 177.0 million tonnes of coal, respectively. From 2001 to 2005, annual production of cement grew at a CAGR of 13.4% and the underlying consumption of coal grew at a CAGR of 11.8%. Due to China's stable economic growth and its increasing urbanization, we believe that the construction materials industry and its demand for coal will grow rapidly.

- *The chemicals and fertilizer industry* — Coal is widely used as a basic industrial material. According to the *2001 and 2005 National Economic and Social Development Statistic Reports* issued by the Bureau of Statistics, as well as the *China Coal Market Report 2005-2006,* China produced 34.0 million tonnes of fertilizer in 2001 and 52.2 million tonnes in 2005, and the fertilizer industry consumed 54.7 million tonnes and 79.1 million tonnes of coal, respectively. From 2001 to 2005, annual production of fertilizer grew at a CAGR of 11.3% and the underlying consumption of coal grew at a CAGR of 9.6%. In China, the coal-based chemicals industry, which relies on coal as a basic raw material, is under development. High-value coal-based chemicals products include tar, raw benzene, methanol and urea. With the expansion and development of large chemicals production facilities, demand for coal as both a raw material and a fuel is expected to grow. According to a PRC official government source, the coal-based chemicals industry is likely to become a new source of growth in the demand for coal.

In the Asia-Pacific region, coal consumption had grown rapidly from 2000 to 2005 at a CAGR of 8.2%. The primary coal export markets for China are Japan, South Korea and China Taiwan. Japan is one of the world's leading importers of coal. According to *BP Statistical Review 2006,* Japan's coal consumption reached 121.3 million tonnes oil equivalent in 2005, while its domestic coal production amounted to only 0.6 million tonnes oil equivalent in the same year. It is expected that Japan will continue to rely heavily on coal imports to meet the growing demand in its power generation and other industries. Similar to Japan, South Korea relies on imported coal. Coal consumption in South Korea reached 54.8 million tonnes oil equivalent in 2005, while its domestic coal production amounted to only 1.3 million tonnes oil equivalent. In China Taiwan, coal consumption accounted for 38.1% of the total consumption of primary energy in 2005. With very limited coal reserves and low coal production, China Taiwan also relies on coal imports. China's coal industry enjoys a unique competitive advantage in the international coal market given China's geographical proximity to these major coal importers in the Asia-Pacific region. As a result, the international demand for China's coal is large and stable.

China's coal exports are subject to a quota system imposed by the PRC Government. Under this system, only authorized coal exporters may apply for and obtain coal export quotas from the PRC Government. Currently, there are only four authorized coal exporters: ChinaCoal Group, Shenhua Group, China Minmetals Corporation and Shanxi Coal Import & Export Group Company. ChinaCoal Group, our parent company, is currently the largest coal exporter in China. See "Regulation — The Coal Industry — Coal Trading" section in this Prospectus. Although the PRC Government had encouraged coal exports in previous years, serious shortages in coal supply in China since late 2003 led to adjustments in a series of governmental policies including a reduction in the tax refund for exporting coal. See "Regulation — The coal industry — Export". Hence, according to the *China Coal Market Report 2005-2006* published by the Information Centre of the China Coal Transport and Distribution Association, China's coal export volume decreased from 86.7 million tonnes in 2004 to 71.1 million tonnes in 2005.

Growing Capacities in Coal Production and Transportation

The total production of raw coal in China increased from 1,381.5 million tonnes in 2001 to 2,190.0 million tonnes in 2005, representing a CAGR of 12.2%.

China's coal industry is characterized by the uneven distribution of coal reserves and the existence of a large number of small coal production companies. However, the number of large scale coal production enterprises is limited. As of 31 December 2005, according to *China Coal News* published on 3 April 2006, there were a total of 5,206 non-state owned coal production enterprises whose annual revenue exceeded RMB5.0 million and State-owned coal production enterprises. Among these, only 31 enterprises had an annual output of more than 10.0 million tonnes. These 31 enterprises had an aggregate production volume close to 900.0 million tonnes in 2005.

The table below lists the top ten largest raw coal production enterprises in China in 2005:

	Raw coal production	Percentage of total raw coal production in the PRC
	(million tonnes)	(%)
Shenhua Group Corporation	149.7	6.8%
ChinaCoal Group	**71.9**	**3.3%**
Shanxi Coking Coal Group Company	60.8	2.8%
Datong Coal Mining Group Company	56.7	2.6%
Heilongjiang Longmei Mining (Group) Co., Ltd.	48.1	2.2%
Yankuang Group Company	37.0	1.7%
Yangquan Coal Group Co.	32.5	1.5%
Huainan Mining Group Co.	32.4	1.5%
Pingdingshan Coal Group Co.	32.1	1.5%
Jincheng Anthracite Group Co.	30.1	1.4%
Total	551.3	25.2%

Source: Information of Coal Industry January 2006

Most of China's coal resources are concentrated in the inland provinces of northern and northwestern China. In contrast, most industrial centers and many of China's coal-consuming enterprises are concentrated in the eastern and southern regions. According to the PRC Government, coal production in the Tri-West Area will reach 1,272 million tonnes by 2010, while coal consumption in this region will be merely 437 million

tonnes. The Tri-West Area will remain the major coal supplying region for exports and for transport to other regions in China. Two-thirds of its coal is supplied to eastern China, central China, southern China, northern China and northeastern China. As a result of the uneven geographic distribution between coal production and consumption, transportation of coal to the eastern parts of China has been critical to China's coal industry. For most coal producers located in the inland areas of China, the railway system has been the most important means of coal transportation.

According to the February 2006 issue of *Economic Information on Coal* jointly published by the Information Department of China National Coal Association and the Dispatch Center of the SACMS, coal transported by railways increased by 79.3 million tonnes from 2004 to 2005 and reached 1,071 million tonnes, representing a year on year increase of 8.0%. Coal is transported to eastern China via a railway system consisting of the Daqin Line, Shuohuang Line, Shitai Line, Houyue Line, Longhai Line and Ningxi Line. The Daqin Line, 653 km long, is China's largest railway line in terms of transportation capacity dedicated to coal transportation. It connects the major coal production bases in the Tri-West Area with the major ports in eastern parts of China. The railway transportation capacity of the Daqin Line was 150 million tonnes of coal in 2004 and was increased to 200 million tonnes in 2005. The PRC Government plans to further increase the Daqin Line's annual transportation capacity to 400 million tonnes by 2010.

A large portion of outbound coal from the Tri-West Area and the Ningxia Autonomous Region is first transported by railway to major ports in China, and then by sea to customers in eastern and southeastern China and overseas. According to *Economic Information on Coal,* the amount of coal transported through major ports in China amounted to 371 million tonnes in 2005, representing approximately 16.9% of China's total coal production in the same year and an increase of 33.3 million tonnes, or 9.9%, from 2004. The major coal loading ports in China are Qinhuangdao, Tianjin, Qingdao, Rizhao and Lianyungang. The major coal unloading ports are Shanghai, Ningbo, as well as certain ports in the Guangdong and Fujian Provinces.

The PRC Government has significantly increased the transportation capacities of major railways and ports for coal transportation so as to alleviate the pressure on railway transportation by domestic coal companies and other enterprises. As demand for energy continues to rise, coal transportation will continue to play a critical role in the development of the coal industry in China. The PRC Government has provided significant support relating to the transportation requirements of large state-owned coal producers. As a result, these enterprises, including us, possess the distinct advantage of reliable access to rail and shipping capacities.

The Trend Towards Market-Driven Prices

Domestic coal prices have been mainly market-driven since 2002, when the PRC Government eliminated the price control measures for coal used in electric power generation. Prior to 2006, however, the PRC Government continued to implement temporary measures to intervene and control unusual fluctuations in thermal coal prices. This, among other reasons, has caused thermal coal contract prices for major users to be generally lower than spot market prices during the period. On 27 December 2005, the NDRC announced the elimination of such temporary thermal coal price intervention practices, thus completely removing control over thermal coal prices, including contract prices for major users.

China's domestic coking coal price is now completely market-driven. In addition to the demand by the steel industry, other factors affecting the price of coking coal include the overall performance of the Chinese economy, business cycles in the metallurgical industry, and coal production and transportation capacities. Since 2003, due to the shortage in coking coal supply and the rapid growth of global steel production, coking coal prices in the domestic and export markets have increased considerably. This increase was partially offset

by the macro-economic adjustment and control policies implemented by the PRC Government in early 2004 designed to temporarily restrain the growth of the steel industry in China.

Competition in the Coal Market

Affected by factors such as geographical distance between coal mines and coal consumers, supply and demand and timely governmental adjustment, China's domestic coal enterprises mainly compete in the following aspects:

- *Reserves.* To ensure sustainable growth, coal enterprises compete for new resources, the exploration and development of which are subject to governmental approval.
- *Transportation capacities.* Coal enterprises compete for the limited rail and port transportation capacities.
- *Long-term customers.* Coal enterprises compete for long-term customers and sales contracts based on product quality and transportation capacities which can better support their production and operations.
- *Pricing.* Since the price for coal products has become increasingly market-driven, we expect that competition based on price will intensify.

Stricter Regulations on Safety and Environmental Protection

Safe production

Mining safety has always been an area of major concern in China's coal industry. According to SACMS data, there were 5,938 fatalities and 3,306 accidents in China in 2005. 2,480 of such accidents occurred in the coal mines owned and operated by local district governments and private enterprises, 410 occurred in State-owned regional coal mines and 416 occurred in key State-owned coal mines.

In China, both the PRC Government and the country's coal production enterprises have become increasingly aware of the importance of mining safety. The SACMS and the SAWS are the main regulators of mining safety and miners' health. See "Regulations — The coal industry". The PRC Government has also established a Cross-Ministry Coordination Force for Prevention of Gas Incidents in Coal Mines (煤礦瓦斯防治部際協調領導小組) to reduce accidents caused by gas in underground coal mines. In addition, the PRC Government continues to allocate funding in support of improving mining safety.

The PRC Government requires operators of coal mines to regard safe production as their top priority. The PRC Government requires coal production enterprises to set aside funds to maintain and improve safe production. In addition, coal production enterprises offer various training programs to educate their mining workers to raise their awareness of safety.

According to the statistics from the SACMS, in the past several years, with the collective efforts of the relevant authorities and coal production enterprises, the PRC Government has shut down over 60,000 small mining operations that were not equipped with the requisite facilities to ensure safe production. During the same period, the PRC Government increased its efforts in consolidating mining operations. A large number of coal mines have passed safety inspections and have progressively enhanced their standards of safe production.

Environmental protection

In recent years, environmental protection has become an increasingly important factor for the PRC Government to consider when planning for economic development. The PRC Government plans to make further efforts to reduce the discharge and emission of pollutants, such as carbon dioxide and sulphur dioxide, released by certain major industrial sectors. China is a signatory to the Kyoto Protocol and the UNFCCC Convention on Climate Change.

China is making considerable efforts to develop clean coal technology. The PRC Government encourages the development of coal processing, coal blending and coal briquette technologies to improve coal selection and processing, as well as the use of advanced coal-burning and environmentally friendly technologies to increase utilization rates and reduce the emission of pollutants. The PRC Government also actively encourages the comprehensive utilization of coal resources by developing the usage of coal gangue, coal slurry, coal bed methane, the subsurface water and other by-products, as well as developing low thermal coal-fired electric power generators and building materials.

Outlook for the PRC's coal industry

Based on the foregoing, the continued development of the PRC's coal industry depends on the following government and corporate initiatives:

- *Accelerate the construction of large-scale coal production bases*

According to a PRC official government source, the PRC Government is implementing a strategy to establish 13 large coal production bases in the Shaanxi and Shanxi provinces and certain other regions. The objective is to create a number of large enterprises in the next three to five years, each with a minimum annual production capacity of 100 million tonnes. These 13 large coal production bases include 98 major coal mining areas with total coal resources of approximately 852.8 billion tonnes, representing 83.5% of China's total coal resources. In 2005, total production in these 13 coal production bases amounted to 1.8 billion tonnes, representing 83.6% of total coal production in China. In these coal production bases, the resource consolidation process will be considered by the PRC Government in granting mining rights. To centralize coal production, the PRC Government has stated that it will drive structural reforms of the domestic coal industry, develop large production bases and nurture large enterprises. Through structural reforms and integration at these production bases, the PRC Government's objective is to optimize resource allocation, increase production scale and provide a solid platform for the continuing growth of major coal enterprises.

- *Enhance productivity and eliminate outdated methods of production*

The PRC Government supports the restructuring of the coal industry and encourages large coal enterprises to acquire small and mid-sized mines in order to increase production scale and enhance competitiveness in the marketplace. The PRC Government's policy is to improve the overall productivity of the industry and the stability of the coal market by closing down small mines that utilize outdated technologies and are not equipped with the necessary facilities to ensure mining safety. The construction of coal mines must comply with governmental policies. To the extent possible, coal producers should expand their coal mining operations through integration of existing mines. To improve the safety and productivity of the coal industry, the PRC Government has stated that it will give priority to projects involving the construction of large, modernized open pit mines as well as underground mines that have annual production capacities of over 10 million tonnes. The PRC Government has stated that it will also give priority to integrated projects of coal

mining and power generation, and projects of coal mining and coal-based chemical production, thereby strictly controlling the development of small mining operations.

- *Intensify, develop and manage coal resources*

The PRC Government is reforming the coal market based on existing laws and regulations over mineral resources and coal resources. The PRC Government divides coal resources into development, reserve and protection areas in order to establish the preservation mechanism for scarce and high-quality coal resources. Mining rights are controlled and allocated by the central government and the local government of the respective province, autonomous region or municipality directly under the central government. The PRC Government further regulates preservation of coal resources in accordance with the plan for national economic development.

- *Implement a compensation scheme for the exploitation of coal resources*

The PRC Government and the coal industry are focused on the preservation and efficient utilization of coal resources. Through the reform of the resource tax system and the implementation of a compensation scheme for coal resource exploitation, the PRC Government is committed to raising the entry barrier into the coal industry and further preventing the wasteful exploitation of coal resources in order to balance supply and demand. New fees for coal resources exploitation will no longer be calculated on production volume but will instead be based on reserve volume and recovery rate. Therefore, the cost of resources, environmental protection, safety, technology and labor insurance premiums are expected to constitute a higher percentage of the total mining cost.

OVERVIEW

Most of our businesses, including coal production, coal trading and coking operations, are subject to national industrial policies, relevant laws and regulations and extensive governmental supervision. Regulations concerning our coal and coke production and trading activities govern relevant areas such as investments, exploration, production, mining rights, distribution, trading, transportation and exports. In addition, all our business operations in China are subject to fees and taxes, as well as safety and environmental protection laws and regulations.

We are principally subject to governmental supervision and regulations by the following agencies of the PRC Government:

- the State Council, which is the highest level of the executive branch, is responsible for the examination and approval of major investment projects specified in the *2004 Catalogue of Investment Projects* released by the PRC Government;

- the National Development and Reform Commission ("NDRC"), which formulates and implements major policies concerning China's economic and social development, examines and approves investment projects exceeding certain capital expenditure amounts or in specified industry sectors, including examination and approval of foreign investment projects, oversees reform of state-owned enterprises and formulates industrial policies and investment guidelines for the natural resource industries, such as coal and coke production. In addition, the NDRC administers coal export activities and export quotas jointly with the Ministry of Commerce. The NDRC is also responsible for the evaluation and implementation of the price-linking mechanism between the prices of coal and power;

- the Ministry of Land and Resources ("MLR"), which has the authority to grant land use licenses and mining right permits, approves transfer and lease of mining rights, and reviews mining rights premium and reserve valuation;

- the Ministry of Commerce ("MOFCOM"), which determines the total volume of China's coke exports and the allocation of quotas among authorized coke exporters, and approves foreign investment and overseas investment projects by Chinese enterprises. In addition, the MOFCOM also administers coal export activities and export quotas jointly with the NDRC;

- the State Administration of Coal Mine Safety ("SACMS"), which is responsible for the implementation and supervision of the relevant safety laws and regulations applicable to coal mines and coal mining operations;

- the Ministry of Railways ("MOR"), which supervises China's railway operations and provides strategic development plans for railway transportation. The MOR, together with the NDRC, reviews all applications for railway construction plans, including railways designated or used for coal transportation;

- the State Environmental Protection Administration of China ("SEPA"), which supervises and controls environmental protection and monitors China's environmental system at the national level; and

- the Ministry of Construction ("MOC"), which is responsible for the management of survey and design of construction projects, including but not limited to the survey and design of coal mines.

In addition, our controlling shareholder, ChinaCoal Group, is a State-owned enterprise under the direct supervision of the SASAC.

The SASAC will have an indirect influence on us. In particular, the SASAC has the power to select or nominate persons, and request ChinaCoal Group to appoint such persons, as our directors or high-level management personnel. SASAC also has the power to request ChinaCoal Group to remove our Directors or high-level management personnel in accordance with legal procedures and our Articles of Association.

RECENT LEGISLATION

On 16 July 2004, the State Council promulgated, with immediate effect, the *Decision on Institutional Reform of Investment System* (or the "*Investment Reform Decision*"). The objective of the legislation is to reduce the PRC Government's direct intervention into enterprises' activities, to allow the market to allocate resources and to increase investment efficiency and promote the sustained, coordinated and healthy development of the Chinese economy. With the promulgation of the *Investment Reform Decision*, governmental approvals for investment projects have been streamlined. There are three forms of government approval, namely, "approval", "authorization" and "registration". For investment projects that do not require or involve direct government funding, no approval will be required. Instead, only registration will be required for such investment projects, unless the investment projects are major investments and fall within the restricted sectors specified in an annual catalogue released by the State Council.

The 2004 catalogue, which was attached as an annex to the *Investment Reform Decision*, sets forth authorization requirements for major investment projects in restrictive sectors, including, among others, coal mining, railways and ports. It requires that applications for approval or authorization for such investment projects be made pursuant to the *Investment Reform Decision* and relevant administrative rules issued by the NDRC. The *Investment Reform Decision* also provides that large enterprises may submit to the State Council or the NDRC a medium- to long-term development plan, which may include multiple investment projects in different sectors, for pre-approval and registration thereafter instead of submitting projects for approval on an individual basis.

On 14 March 2005, the NDRC announced the PRC Government's decision to revise the Coal Law of the PRC, which was promulgated in 1996 by the National People's Congress. The NDRC concluded the comment-seeking process on 15 October 2005 and has begun the rulemaking process. This decision was made in response to concerns over the lack of a well-coordinated development plan for mining, which contributed to a significant amount of waste of valuable coal resources. The lack of effective penalty provisions or the lenient enforcement of existing provisions in the Coal Law has been cited as another important reason for the current rulemaking effort. With over 5,900 fatalities in coal mining accidents in 2005, the coal mining industry has been called the most dangerous industry in China and has caused the public to demand governmental response to improve mining safety.

The revised Coal Law is expected to strengthen the administration and management of coal reserves, to facilitate and institutionalize coal trading and to promote safe operation of coal mines in China. The revised Coal Law may raise the minimum capital investment requirement for establishing coal mining operations to preclude under-funded, improperly-equipped enterprises and individuals from entering into the coal industry. The revised Coal Law may also contain provisions requiring those that meet the higher capital investment requirement to provide for and set aside a risk prevention and management fund placed under the custody of the relevant government authorities prior to commercial production. The risk prevention and management fund will be used to compensate injured parties in the event of a mining accident. Additionally, to ensure

optimal utilization of coal resources, the NDRC may evaluate the mining techniques and coal extraction capabilities of coal mining operators when allocating new coal reserves. The PRC Government may prefer to allocate larger coal reserves to large coal mining operators with sufficient funding and advance mining and coal extraction techniques to ensure optimal extraction of coal reserves and mining safety.

On 7 June 2005, the State Council promulgated *Several Opinions on Promoting the Healthy Development of the Coal Industry* ("*Opinions*"), announcing the PRC Government's policies with respect to the development and restructuring of the coal industry. The *Opinions* resonated with the NDRC's announcement on the revision of the Coal Law and reiterated the PRC Government's policies with respect to the administration of coal reserves, enhancement of coal mine safety, encouragement of industry consolidation among coal producers, acceleration of the construction of large coal production bases, improvement of mining techniques and equipment for coal production and the organization and regulation of small coal mines.

On 1 September 2006, the SEPA and the General Administration of Quality Supervision, Inspection and Quarantine (GAQSIQ) jointly issued the *Emission Standard for Pollutants from Coal Industry* (煤炭工業污染物排放標準) (the "*Newly Enforced Standards*"), which became effective and enforceable on 1 October 2006. The *Newly Enforced Standards* are applicable to all coal mines, including open pit mines, coal processing facilities and coal waste, storage and loading depots.

In accordance with provisions thereof, all newly-established producing facilities shall adopt the *Newly Enforced Standards* as of 1 October 2006 and all producing facilities currently under operation shall adopt the *Newly Enforced Standards* as of 1 October 2007.

The *Newly Enforced Standards* mainly consist of the following:

- pollutants emission limits for waste water discharged by coal mining and processing business;
- emission limits and non-organized emission limits for gaseous pollutants discharged by the ground producing facilities of coal industry;
- technical requirement for management of the coal slack storage and loading depot; and
- guiding technical requirement for resource utilization and reuse of waste water from coal mining.

In order to further encourage the import of resource-related commodities and commodities that are beneficial to the development of new technology and control the export of resources and products involving high energy costs and high pollution, the Customs Tariff Committee of the State Council issued the *Notice on Adjusting the Provisional Import and Export Tariff Rate of Certain Commodities* (the "*Notice*") on 27 October 2006. Such notice became effective on 1 November 2006. According to the *Notice*, the provisional duty rate levied upon 58 items of import commodities shall be reduced. At the same time, an export duty in the form of a provisional duty shall be levied upon 110 items of commodities, among which a 5% provisional export duty shall be levied upon four resource-related items such as coal and coke.

The Measures for Implementing Work Safety Permits in Coal Mine Enterprises

The State Administration of Work Safety and the SACMS issued the *The Measures For Implementing Work Safety Permits In Coal Mine Enterprises*, which came into effect on 17 May 2004. Pursuant to this document, a coal mine enterprise without a work safety permit may not engage in coal production activities. Coal mining enterprises and their mines that do not satisfy the safety conditions set forth in this document, or those that violate the provisions of this document, will be punished accordingly.

Special Regulations by the State Council on Preventing Work Safety Related Accidents in Coal Mines and Five Sets of Supplemental Rules and Regulations

The *Special Regulations by the State Council on Preventing Work Safety Related Accidents in Coal Mines* was promulgated and entered into effect on 3 September 2005.

This regulation specifies that coal mine enterprises are responsible for preventing coal mine work safety-related accidents. If a coal mine has not obtained, in accordance with the law, a mining right permit, work safety permit, coal production permit or business license and if the mine manager has not obtained, in accordance with the law, a mine manager qualification certificate and a mine manager safety qualification certificate, the coal mine may not engage in production. A coal mine should have adequate safety equipment, facilities and resources and should have in place measures to guard against the occurrence of work safety-related accidents, as well as a sound contingency plan to deal with emergencies. Coal mining enterprises should establish a sound system for the detection, elimination, treatment and reporting of latent work safety-related dangers. If a major latent work safety-related danger as specified exists in a coal mine, the enterprise should immediately suspend production and eliminate the latent danger. Coal mining enterprises should provide their personnel working underground and their special operation personnel with safety education and training in accordance with relevant state regulations. The person in charge of a coal mine and the production and operation management personnel should go into mines and act as foremen on a rotating basis in accordance with state regulations, while a file recording their entry into the mine should be maintained. In addition, the State Administration of Work Safety issued five sets of supplemental measures:

(i) The *Measures for Determining Major Latent Work Safety Related Dangers in Coal Mines (for Trial Implementation)* stipulates the specific criteria for determining major latent work safety-related dangers. It further defines each of the latent safety related dangers specified in the *Special Regulations of the State Council on Preventing Work Safety Related Accidents in Coal Mines,* and lists more than 60 major latent safety related dangers.

(ii) The *Implementing Measures for the Detection and Elimination of Latent Dangers in Coal Mines and the Rectification and Closure of Such Mines (for Trial Implementation)* specifies that coal mining enterprises are responsible for the detection and elimination of latent work safety-related dangers and that the main persons in charge of coal mining enterprises are fully responsible for the detection, elimination and treatment of latent work safety-related dangers in their enterprises.

(iii) The *Measures for the Supervision and Inspection of Coal Mine Safety Training (for Trial Implementation)* specifies that coal mining enterprises must arrange and provide safety education and training to all of their mining personnel in accordance with relevant regulations; select and send their principal persons in charge, work safety management personnel and special operation personnel to qualified coal mine safety training institutions for training in a timely manner; and obtain the corresponding qualification certificates.

(iv) The *Guiding Opinions on Persons in Charge of Coal Mines and Production and Operation Management Personnel Going into Mines as Foremen* requires the various types of coal mines to arrange for their persons in charge and production and operation management personnel to go into the mines to act as foremen and to ensure that each shift has at least one such person on site directing the operations. Coal mining enterprises are required to establish such procedures, clarify foremen's duties and responsibilities and strictly implement internal management and performance appraisal.

(v) The *Measures for Rewarding the Reporting of Major Latent Work Safety Related Dangers in, and Violations of the Law by, Coal Mines (for Trial Implementation)* specifies that all units or individuals have the right to report major latent work safety-related dangers in, and violations of law by, coal mines.

In addition, on 15 December 2004, the NDRC issued a notice announcing a government initiative to impose a price-linking mechanism between the prices of coal and electricity.

THE COAL INDUSTRY

Principal Legislations

The Mineral Resources Law of the PRC ("MRL"), promulgated by the Standing Committee of the National People's Congress on 19 March 1986 and amended on 29 August 1996, governs the exploration, exploitation and mining of mineral resources in China. According to the MRL, all mineral resources, including coal, are owned by the state. Except under limited circumstances, any enterprise planning to engage in the exploration, exploitation and mining of mineral resources must first apply for and obtain exploration rights and mining rights before commencing the relevant activities. The MRL prohibits the transfer of exploration and exploitation rights in general unless the transfer falls within certain specified circumstances.

The Standing Committee of the National People's Congress promulgated the Coal Law of the PRC on 29 August 1996, which became effective on 1 December 1996, to specifically address the exploration, exploitation and mining of coal. The Coal Law sets forth requirements in many areas of coal production, including, among others, exploration, the approval of new mines, the issuance of production permits, the implementation of safety standards, the trading of coal, the protection of mining areas from destructive exploitation, the protection of miners and administrative supervision.

Coal Production

According to the MRL and the Coal Law, the MLR and the local mining resources bureau are the approving and supervising authorities of exploration and exploitation projects. Exploration and exploitation of coal must be approved by the MLR and the relevant local mining resources bureau. The MLR or the relevant local mining resources bureau will issue an exploration licence for each proposed mine or a mining right permit for each mine once it determines that the applicant has met the proscribed requirements under the relevant laws and regulations. The holder of a mining right permit must comply with certain post-approval formalities, such as the filing of annual reports with the relevant mining resources authorities that issued the permit. In addition to the mining right permit, a coal producer must obtain a coal production permit for each of its mines from the competent authorities for coal industry at the national, provincial and municipal government levels in order to commence producing and selling coal in China. The production capacity of each coal mine is subject to annual review by the NDRC or its provincial counterpart. If a coal producer intends to engage in business involving coal products which are not self-produced or self-processed, such as coal trading, it must also obtain an operational licence from the relevant authorities to conduct such business. See "— Coal trading."

Pursuant to the *Investment Reform Decision*, applications for all coal mine development projects within the state plan mining areas are required to be submitted to the NDRC for authorization, while other mining projects are to be submitted to the investment supervisory division of the local governments. The NDRC is required to submit significant mining projects to the State Council for approval.

Under the MRL and the Coal Law, coal producers are required to achieve certain recovery rates. The recovery rates are determined by the relevant department of coal administration under the State Council in

light of different resources and mining conditions at each mining site. Failure to achieve the requisite recovery rate may result in penalties, including the revocation of the coal producer's production permit.

It is unlawful for an entity or individual to conduct mining operations in areas previously authorized for exploitation by other mining operators. An entity whose mining operations cause harm to others in terms of production or living standards must compensate the affected parties and take necessary remedial measures. Under the *Detailed Rules for the Implementation of the Mineral Resources Law*, a mine operator must follow certain procedures in closing a mine, including, among others, submitting a mine closure geology report to the regulatory authority that originally approved the opening of the mine, and submitting a mine closure report to the relevant mineral resources bureau.

Coal Trading

Export

In China, the import and export of goods and technologies and the provision of international trade services are governed by the PRC Foreign Trade Law. The amended PRC Foreign Trade Law became effective on 1 July 2004. Under the amended Foreign Trade Law, the Cargo Import and Export Ordinance and the Administrative Measures of Coal Export Quota, coal exports remain subject to State control and require governmental approval. Under PRC regulations, only state-owned enterprises are authorized to apply for annual export quotas and the relevant coal export permits. Currently, there are only four authorized coal exporters, ChinaCoal Group, Shenhua Group, China Minmetals Corporation and Shanxi Coal Import & Export Group Company. We have entered into a Coal Export and Sales Agency Framework Agreement with ChinaCoal Group, pursuant to which we have appointed ChinaCoal Group as our non-exclusive coal export and sales agent responsible for the export of our coal products. See "Connected Transactions." Pursuant to regulations promulgated in January 2004, China's coal exports have been subject to a government approval system since 1 July 2004, under which the NDRC and the MOFCOM are responsible for determining China's total coal export quota and for allocating the quota among the authorized coal exporters. The total quota will take into consideration China's economic needs, the rational use of coal resources, the PRC Government's economic policy and the dynamics of the domestic and international coal markets. Each year, after the NDRC publishes the total coal export quota for the following year, authorized coal exporters are required to submit written applications for the following year's quota to the NDRC. The NDRC and the MOFCOM then allocate the annual quota for the following year among the authorized coal exporters. Each year's quota expires on December 31. Upon receiving quota approval, authorized coal exporters may apply for coal export permits to the relevant authority designated by the MOFCOM. Authorized coal exporters are also required to report their monthly quota usage to the NDRC.

Domestic trading of coal

Pursuant to the *Measures for the Regulation of Coal Operations* promulgated by the NDRC on 27 December 2004, the state implemented a system to examine coal operation qualifications in respect of coal operations, including the wholesaling and retailing of raw coal and processed coal products, and the processing and distribution of coal for civilian use. Before an enterprise can engage in coal operations, it must obtain a coal operation qualification certificate. A coal production enterprise that deals in coal products which it did not itself produce and process is required to obtain coal operation qualifications. Such enterprise is prohibited from dealing in coal products produced and/or processed by a coal mine enterprise that does not have a coal production permit or in coal products of a coal operation enterprise that does not have coal operation

qualifications, and is also prohibited from selling coal products to a coal operation enterprise that does not have coal operation qualifications.

Pricing

Although the PRC Government indirectly influences coal prices through its broad regulation of electricity prices and control over the allocation of national railway capacity, domestic coal prices have mainly been market-driven since 2002, when the PRC Government eliminated the price control measures for coal used in electric power generation. Prior to 2006, however, the PRC Government continued to implement temporary measures to prevent and control any unusual fluctuations in thermal coal prices. This, among other reasons, has caused thermal coal contract prices for major users to be generally lower than spot market prices during this period. On 27 December 2005, the NDRC announced the elimination of such temporary thermal coal price intervention practice, thus completely removing control over thermal coal prices, including contract prices for major users.

Coke Production

Coke production is supervised by the NDRC. The *Coke Production Industry Entry Requirements*, promulgated by the NDRC and became effective on 1 January 2005 (the "*Entry Requirements*"), sets out the requirements that a coke production plant must meet before it can be permitted to engage in coke production. According to the *Entry Requirements*, a coke production plant must demonstrate to the relevant authorities that it possesses production equipment meeting the PRC Government-proscribed technical standards, and that it is capable of producing coke of or exceeding a minimal grade level. Additionally, a coke production plant must meet the relevant requirements with respect to air pollution and waste handling and ensure that pollutants from the construction and expansion of the coke production do not exceed the legally permitted limits. The new construction, alteration and expansion of a coke production plant must meet all the relevant requirements under the *Entry Requirements* before it is permitted to engage in the commercial production of coke. The NDRC makes periodic announcements of qualified coke producers.

Transportation

Railway

The MOR is responsible for the formulation and administration of the national rail system in China. Any proposed plan for the construction of new railways must obtain prior approval from the MOR or the relevant authorities designated by the MOR. Prior to commencing operations, a rail line must pass the inspection sponsored by the relevant authority that approved the construction plan of the rail line.

Railway has been the primary method of transportation for coal production in provinces and regions far away from major consumers in coastal regions. The MOR engages in the allocation of coal transport capacity on China's national railway system. Coal producers apply each year to the MOR for allocation of annual railway transportation capacity. The MOR, or the relevant authority designated by it, determines and promulgates the annual railway transportation allocation at the Annual National Coal Trading Convention, after taking into consideration requests from various coal producers for railway transportation. Coal producers may file application with the relevant railway and transportation regulatory authorities requesting for the allocation of freight transportation capacity that is not within the scope of the annual railway transportation allocation plan promulgated by the MOR.

The railway operators impose freight rates on coal producers who utilize the railway for the transportation of their coal pursuant to a uniform freight rate guideline approved by the NDRC. Railway operators may not charge more than the maximum freight rate approved by the NDRC, which reflects the construction costs of the rail line as well as a reasonable investment return. Any adjustment to such maximum freight rate requires approval from the NDRC. In May 2004, the PRC Government reinstated mandatory payments to the railway construction fund by coal exporters at RMB0.033 per tonne kilometer for export coal transported on certain east-west coal transport lines of the national rail system. According to *The Notice on Issues Concerning Policies on Disposing of 18 Expired Government Funds* promulgated by the Ministry of Finance on 4 January 2006, the collection of railway construction funds will continue until the end of 2006. In addition, according to the *Notice of Adjustment of Railway Cargo Transportation Price* (關於調整鐵路貨物運輸價格的通知) issued by the NDRC and the MOR on 29 March 2006 (Fa Gai Jia Ge [2006] 510), the standard railway construction fund shall be RMB0.033 per tonne kilometer.

Shipping and port operations

Under the Ports Law of the People's Republic of China, effective from 1 January 2004, a port operator must obtain the approval from the relevant government authorities in charge of transportation, safety, customs and maritime matters before it commences operation. The relevant government authorities in charge of port operations will issue a port operating license to the port operator generally within thirty days of application submission. For port operators wishing to construct new ports and ports with annual shipping capacity exceeding 2.0 million tonnes to service mineral resources, oil and gas, approvals from the NDRC and the MOC must be obtained.

Similar to freight rates, users of port facilities are charged port fees for the import and export of goods. The port fees are either set by the state or subject to a state guidance price promulgated by the MOC and reviewed and approved by the NDRC and the local pricing authority.

Shipping-related businesses, such as vessel or cargo agencies, cargo handling businesses, customs declarations businesses and logistics businesses, must also obtain requisite qualification certificates or licenses.

Safety

China has enacted relatively comprehensive sets of laws, statutes, rules and regulations governing safety and coal mine work safety. Pursuant to the existing regulations, the safety facilities of coal mining projects should be designed, constructed and put into use simultaneously with the main project.

The state insists on comprehensive regulation of coal mines and strengthening of the coal mine work safety assurance system. The SACMS is responsible for carrying out centralized regulation and monitoring of coal mine safety on a regular basis. The ventilation, fire prevention, water prevention, gas prevention, poisoning prevention, dust prevention safety facilities and safety resources of coal mines are required to comply with statutorily mandated requirements. Coal mines must make allocations of and use funds set aside to meet mining safety standards in accordance with the law and other related regulations. Coal mines must strictly implement the gas inspection system.

The SACMS is the PRC Government authority responsible for supervising of the safety of coal production. In order to proceed with the construction of a coal mine project, the project's safety designs and procedures must be examined and approved by the SACMS or its local offices. Upon the completion of a coal mine construction project and before the commencement of production, further inspection and approval by the SACMS or its local offices of the constructed facilities are required. The design of coal mines and the

operation of the ventilation and fire-extinguishing systems all must pass the scrutiny of the SACMS. The equipment, apparatus, instruments, meters and protective articles used by coal mines must comply with safety standards. Under the *Measures for Administrative Punishment of Coal Mines Security Supervision*, promulgated and adopted by the SACMS and effective on 15 August 2003, the SACMS shall conduct regular safety inspections of coal producers pursuant to the applicable production safety and mining safety laws and regulations. Coal producers may not mine coal pillars without authorization or use dangerous coal extraction methods that threaten the work safety of adjacent coal mines. Coal producers whose operations fail to meet safety requirements are subject to penalties, including fines and suspension of operations. In the event of a mining accident involving fatalities or serious injuries, coal enterprises are required to report to the relevant government authorities in charge of labor administration and coal mines within 24 hours.

Each operating coal mine must possess a valid coal production safety permit from SACMS. The coal production safety permits are valid for an initial period of three years, and can only be renewed if the coal mine continues to meet safety requirements imposed by the relevant authorities. No coal mine may operate without having a valid coal production safety permit. To further strengthen the safety regulation of coal mines, the SACMS and SAWS issued the *Amended Coal Mine Safety Procedures* effective 1 January 2005. The *Amended Coal Mine Safety Procedures* set forth higher production safety requirements and stricter safety standards for coal producers in China.

Environmental Protection

Mining operations, including both open pit mines and underground mines, may result in disturbances of surface and underground land and cause water pollution, landslides and other types of environmental damage. To manage the adverse effects that the coal industry has on the environment, China has promulgated a series of laws and regulations.

Through these laws and regulations, China has established national and local environmental protection legal frameworks and issued standards applicable to emission controls, discharges of wastes and pollutants to the environment, generation, handling, storage, transportation, treatment and disposal of waste materials by production facilities, land rehabilitation and reforestation.

The Environmental Protection Law, promulgated by the National People's Congress on 26 December 1989, is the cardinal law for environmental protection in China. The law establishes the basic principle for coordinated advancement of economic growth, social progress and environmental protection, and defines the rights and duties of governments at all levels.

Pursuant to the Environmental Protection Law, the SEPA is empowered to formulate national environmental quality and discharge standards and to monitor China's environmental system at the national level for the purpose of preventing and eliminating environmental pollution and damage to ecosystems. Environmental protection bureaus at the county level and above are responsible for environmental protection within their areas of jurisdiction. Local environmental protection bureaus may set stricter local standards than the national standards and enterprises are required to comply with the stricter of the two sets of standards. The PRC Environmental Protection Law requires any entity operating a facility that produces pollutants or other hazards to incorporate environmental protection measures into its operations and to establish an environmental protection responsibility system, which must adopt effective measures to control and properly dispose of waste gases, waste water, waste residue, dust or other waste materials.

New construction, expansion or reconstruction projects and other installations that directly or indirectly discharge pollutants to the environment shall be subject to relevant state regulations governing environmental

protection for such projects. Entities undertaking such projects must submit a pollutant discharge declaration statement detailing the amount, type, location and method of treatment to the competent authorities for examination. The authorities will allow the construction project operator to release a certain amount of pollutants into the environment and will issue a pollutant discharge license for that amount of discharge subject to the payment of discharge fees. The release of pollutants is subject to monitoring by the competent environmental protection authorities. If an entity discharges more than the amount permitted by the pollutant discharge license, the local environmental protection bureau can fine the entity up to several times the discharge fees payable by the offending entity for its allowable discharge, require the offending entity to close its operations, or take other measures to remedy the problem.

In the environmental impact statement of a construction project, the project operator shall make an assessment regarding the pollution and environmental hazards the project is likely to produce and its impact on the ecosystem, and measures for their prevention and control. The operator shall submit the statement according to the specified procedure to the competent environmental protection authority for examination and approval. The building of sewage outlets within any water conservancy projects, such as canals, irrigation channels and reservoirs, shall be subject to the consent of the competent authority in charge of water conservancy projects.

The facilities for the prevention and control of pollution must be designed, constructed and put into use or operation simultaneously with the main part of a construction project. Such facilities must be inspected by the competent environmental protection authority. If they do not conform to the specified requirements, the operator shall not be permitted to put the new facility into operation or use.

In addition, the *Regulations on Coal Dust Control at Ports* and *Railway Environmental Protection Regulations,* both require port or railway operators to take measures to limit coal dust pollution.

The rehabilitation of mining sites is another important issue the PRC Government has sought to address. Under the Law of Land Administration of the People's Republic of China, promulgated on 25 June 1986, and amended on 28 August 2004, and the Land Rehabilitation Regulations, issued by the State Council in 1988 and effective 1 January 1989, coal producers must undertake measures to restore the mining site to its original state within a prescribed time frame if mining activities result in damage to arable land, grassland or forest. The rehabilitated land must meet rehabilitation standards, as required by law from time to time, and may only be subsequently used upon examination and approval by the land authorities. A coal producers' failure to comply with this requirement or its failure to return the mining site to its original state will result in the imposition of fines, rehabilitation fees and/or rejection of applications for land use rights by the local bureau of land and resources.

Emissions of waste water by coal mines and coking plants are regulated by the Law on Prevention and Control of Water Pollution of the People's Republic of China, promulgated by the National People's Congress in 1984 and effective as amended in 1996, and the Administrative Regulations on the Levy and Use of Discharge Fees, issued by the State Council on 2 January 2003 and effective 1 July 2003. Any new construction projects, such as coal mines and coking plants, must submit an environmental impact statement, which shall include an assessment on the water pollution hazards the project is likely to produce and its impact on the ecosystem. The environment impact statement must also contain measures to prevent and control the water pollution hazards. Every new production facility must be equipped with waste water processing facilities which must be put in use together with the production facilities. Construction projects that discharge pollutants into water shall pay a pollutant discharge fee in accordance with state regulations.

Violators of the Environmental Protection Law and various environmental regulations may be subject to warnings, payment of damages and fines. Any entity undertaking construction work or manufacturing activities before the pollution and waste control and processing facilities are inspected and approved by the environmental protection department may be ordered to suspend production or operations and may be fined. The violators of relevant environment protection laws and regulations may be exposed to criminal liability if violations resulted in severe loss of property, personal injuries or death.

In addition to the PRC environmental laws and regulations, China is a signatory to the 1992 United Nations Framework Convention on Climate Change and the 1998 Kyoto Protocol, which propose emission targets to reduce greenhouse gas emissions. The Kyoto Protocol came into force on 16 February 2005. At present, the Kyoto Protocol has not set any specific emission targets for certain countries, including China.

TAXATION AND FEES

The table below sets forth material taxes and fees that are imposed upon coal producers in China, as well as reserves which we are required to set aside.

Item	Base	Rate	Relevant business segment
Corporate income tax	Taxable income	33% or 15%	All
VAT	Revenue	13% or 17%	All
Business tax	Revenue from service	3% or 5%	Coal trading services and coal mine design services
City construction tax	Amount of VAT and business tax	7% or 5%	All
Education surcharge	Amount of VAT and business tax	3%	All
Resource tax	Aggregate volume of raw coal or coal products sold	RMB 1.5-3.2 per tonne	Coal
Mining rights utilization fee	Mining area covered	RMB 1,000 per square kilometer per year	Coal
Compensation for the depletion of coal resources	Proceeds from the sale of coal	1% of the approved mining recovery rate divided by the actual mining recovery rate	Coal
Maintenance fee	Volume of raw coal produced	RMB 8.50 or RMB 10.50 per tonne(1)	Coal
Safety fund	Volume of raw coal produced	No less than RMB 3.0-8.0 per tonne(1)	Coal

(1) Pursuant to related regulations, if an enterprise has provided maintenance fees or safety fund according to the standards prescribed by the provincial or higher level of government, it is obligated to keep providing the fees if they are higher than the standard as described herein.

HISTORY AND DEVELOPMENT

We were established as a joint stock limited company under the PRC Company Law on 22 August 2006 following the restructuring of our Controlling Shareholder, ChinaCoal Group, in preparation for the Global Offering. ChinaCoal Group is a State-owned enterprise. Pursuant to the Restructuring Agreement entered into between ChinaCoal Group and us, ChinaCoal Group transferred to us substantially all of the assets, liabilities and interests of its coal operations, coking operations, coal mining equipment manufacturing operations and other related operations in exchange for our Shares. ChinaCoal Group currently owns all of our Shares and, upon completion of the Global Offering, will own an approximately 68.25% interest in us. Further details of the Restructuring are set forth below under "Our Restructuring".

The predecessor to ChinaCoal Group, China National Coal Import and Export Corporation (中國煤炭進出口總公司), was a State-owned enterprise established in December 1981, whose primary business focus was import and export trading of coal products. China National Coal Import and Export Corporation (中國煤炭進出口總公司) changed its name to China National Coal Industry Import and Export Corporation (中國煤炭工業進出口總公司) in 1992, and to China National Coal Industry Imp. & Exp. Group Corp. (中國煤炭工業進出口集團公司) in 1997. In 1998, Pingshuo Coal Industry Company (平朔煤炭工業公司), China National Coal Sales and Transportation Corporation (中國煤炭銷售運輸總公司), China National Local Coal Mines Corp. (中國地方煤礦總公司) and China Coal Production Technology Development Corporation (中煤生產技術開發公司) were merged into China National Coal Industry Imp. & Exp. Group Corp. (中國煤炭工業進出口集團公司).

China National Coal Industry Imp. & Exp. Group Corp. (中國煤炭工業進出口集團公司) underwent further reorganization from 1999 to 2003. Pursuant to the approvals by the authorities of the PRC Government, Datun Coal and Electricity (Group) Limited-Liability Company (大屯煤電(集團)有限責任公司), China Coal Mining Engineering Equipment Group Corporation (中國煤礦工程機械裝備集團公司), Beijing Coal Mining Machinery Factory (北京煤礦機械廠), Zhangjiakou Coal Mining Machinery Co., Ltd. (張家口煤礦機械有限公司), China National Comprehensive Coal Utilization Group Corporation (中國煤炭綜合利用集團公司), China National Coal Materials Industrial Group Corp. (中國煤炭物產集團公司), and China Coal Construction Group Corporation (中煤建設集團公司) merged with China National Coal Industry Imp. & Exp. Group Corp. (中國煤炭工業進出口集團公司) during this period. Following the reorganization mentioned above, China National Coal Industry Imp. & Exp. Group Corp. (中國煤炭工業進出口集團公司) changed its name to China National Coal Group Corporation (中國中煤能源集團公司), or ChinaCoal Group, in 2003.

OUR RESTRUCTURING

We underwent the Restructuring in preparation for the Global Offering. Pursuant to the Restructuring Agreement effective on 5 September 2006, ChinaCoal Group transferred to us substantially all of the assets, liabilities and interests of its coal operations, coking operations, coal mining equipment manufacturing operations and other operations in exchange for our Shares. The specific assets and businesses ChinaCoal Group transferred to us include its entire interests in:

- 12 coal mines, comprising nine mines in operation and three mines under development. The mines transferred by ChinaCoal Group to us are all located in the Shanxi, Shaanxi and Jiangsu provinces, including the Pingshuo Mining Area, the Datun Mining Area (through Shanghai Datun), the Liliu Mining Area, the Xiangning Mining Area (through its 50% interest in Huajin Joint Venture) and the Nanliang Mining Area;

- 13 coal processing plants;
- substantially all businesses related to coal production and sales;
- substantially all businesses associated with coal trading;
- five coking plants, and substantially all businesses related to coke production, sales and trading activities;
- four coal mining equipment manufacturing plants, and substantially all businesses related to coal mining equipment manufacturing operations; and
- two mine design institutes and substantially all businesses related to coal mine design.

Pursuant to the Restructuring Agreement, ChinaCoal Group also transferred to us substantially all assets and liabilities in connection with the above businesses, including the relevant licenses and approvals, contractual rights and obligations, employees, and business and financial books and records. Following the Restructuring, we have focused our business activities on our four core business segments as set out in "— Our corporate structure" below, and have initiated the centralization and integration of various management functions across our businesses.

ChinaCoal Group retained the following businesses and their related assets, liabilities and interests: (i) equity interests in certain coal gas, coke and coking coal operations and in certain coal-based chemicals manufacturing and sales operations; (ii) operations of the Mines under Restructuring; (iii) coal mine and civil engineering construction operations; (iv) coal bed methane development operations; (v) provision of coal export agency services and a small amount of coal trading and agency services business of certain overseas trading companies; (vi) community functions such as schools and hospitals; (vii) a small amount of investment in equity and some non-operational assets; and (viii) other non-core operations including real estate and hotel development and management.

In consideration of the assets and businesses transferred to us, we issued 8.0 billion Domestic Shares to ChinaCoal Group upon our incorporation. Such Domestic Shares represent our entire issued share capital immediately before the Global Offering. Upon completion of the Global Offering, assuming no exercise of the Over-allotment Option, ChinaCoal Group will own approximately a 68.25% interest in us.

In accordance with the relevant regulations of the PRC Government, we are required to make a distribution to ChinaCoal Group in the amount equal to the difference in our Company's net asset value as of 1 October 2005, the date immediately following our last valuation date, and as of 21 August 2006, the date immediately prior to the date on which our Company was incorporated.

As part of the Restructuring, we have also entered into certain agreements with ChinaCoal Group. Pursuant to these agreements, we and ChinaCoal Group and some of ChinaCoal Group's subsidiaries will continue to provide relevant products and support services to one another. See "Connected Transactions" for details.

The Restructuring required approvals from relevant PRC regulatory authorities, including the State Council, the SASAC, the MOF and the MLR of the PRC. Our Restructuring complies with all applicable Chinese laws and regulations, and all necessary approvals from relevant PRC regulatory authorities required for the implementation of the Restructuring have been obtained.

OUR CORPORATE STRUCTURE

The following chart sets out our ownership and corporate structure following the Restructuring and immediately after completion of the Global Offering, assuming no exercise of the Over-allotment Option:



ChinaCoal Group
Public
68.25%
31.75%
Our Company
Coal Production and Coal Trading Operations
Coking Operations
Coal Mining Equipment Manufacturing Operations
Coal Mine Design and Other Business
100% Shanxi Pingshuo Anjialing Surface Mine Co., Ltd. (1)
100% Shanxi China Coal Pingshuo Antaibao Coal Co., Ltd. (2)
62.43% Shanghai Datun Energy Resources Co., Ltd. (3)
50% Huajin Coking Coal Co., Ltd. (4)
51% Shuozhou China Coal Pingshuo Energy Co., Ltd. (5)
100% Sunfield Resources Pty. Ltd.
Datong China Coal Export Base Development Co., Ltd. (6)
Datong Zhongxin Energy Co., Ltd. (7)
Shaanxi Nanliang Coal Co., Ltd. (8)
95% China National Coal Industry Qinhuangdao Imp. & Exp. Co., Ltd. (18)
China National Coal Imp. & Exp. (Tianjin) Co., Ltd. (13)
100% China National Coal Industry Imp. & Exp. Group (Qingdao) Co., Ltd.
China National Coal Industry Imp. & Exp. Group (Rizhao) Co., Ltd. (14)
100% China Coal Lianyungang Imp. & Exp. Co., Ltd.
100% China National Coal Industry Imp. & Exp. Group (Heilongjiang) Co., Ltd. (15)
100% Shanghai ChinaCoal East China Co., Ltd.
China Coal & Coke Holdings Ltd. (9)
51% Lingshi China Coal & Coke Gas Power Ltd. (16)
100% China National Coal Mining Equipment Co., Ltd. (10)
65.73% ChinaCoal Complete Equipment Co., Ltd. (17)
100% China Coal Xi'an Design Engineering Co., Ltd. (11)
100% China National Coal Development Co., Ltd.
China Coal Tendering Co., Ltd. (12)

(1) Shanxi Pingshuo Anjialing Surface Mine Company Limited (山西平朔安家嶺露天煤炭有限公司) wholly owns and operates Anjialing Open Pit Mine, Anjialing Underground Mine and Anjialing Coal Processing Plant.

(2) Shanxi China Coal Pingshuo Antaibao Coal Co., Ltd. (山西中煤平朔安太堡煤炭有限責任公司), formerly Pingshuo First Coal Co., Ltd., wholly owns and operates Antaibao Open Pit Mine and Antaibao Coal Processing Plant.

(3) Shanghai Datun Energy Resources Co., Ltd. (上海大屯能源股份有限公司) wholly owns and operates Yaoqiao Mine, Kongzhuang Mine, Xuzhuang Mine, Longdong Mine and ancillary coal processing plants. Shanghai Datun Energy (600508) is a joint stock company incorporated in Shanghai, PRC on 29 December 1999, with its A shares listed on the Shanghai Stock Exchange. As of 30 September 2006, the total issued share capital of Shanghai Datun Energy was 722,718,000 shares, of which

451,191,333 shares or 62.43% were non-listed shares, and 271,526,667 shares or 37.57%, were listed shares. Shanghai Datun Energy is one of our major subsidiaries. As of 30 September 2006, we had an effective equity interest of 62.43% in Shanghai Datun Energy. The remaining 37.57% equity interests were held by other independent third parties. Its operating and financial results are consolidated to our financial statements in accordance with IFRS and PRC GAAP. Shanghai Datun Energy has published on 26 October 2006 its unaudited interim financial statements as of and for the three months ended 30 September 2006. See "Appendix IV — Unaudited PRC GAAP Interim Financial Information of Shanghai Datun Energy". As an integrated coal company, Shanghai Datun Energy's primary products and services include coal, electric power, primary aluminum and transportation. It processes coal mainly extracted from its four coal mines located in the Datun Mining Area and uses a portion of it for power generation at its nine coal-fired power generators. Most of Shanghai Datun Energy's coal customers are located in the region of the Yangtze River Delta, which includes the Jiangsu Province, Zhejiang Province and Shanghai Municipality. Shanghai Datun Energy also owns 180 km of rail lines which link to major national rail lines to provide coal transportation services to independent third parties. For the year ended 31 December 2005, approximately 75.0%, 7.3%, 13.7% and 3.9% of the total revenue of Shanghai Datun Energy were generated from the sales of coal, power and primary aluminum and the provision of transportation services. For the same period, Shanghai Datun Energy procured approximately 11.8% of goods and services from its five largest suppliers and sold approximately 12.4% to its five largest customers. Currently, Shanghai Datun Energy sells its coal products through its own sales force. In the three months ended 30 September 2006, Shanghai Datun Energy generated a total operating revenue of RMB1,058.1 million, representing an increase of 9.2% as compared with the corresponding period in 2005, which was primarily due to the increase in sales volume and the average selling price of its coal products. During the same period, cost of sales increased by 1.6% from RMB748.5 million to RMB760.2 million. Accordingly, the profit from its principal operations increased by RMB75.0 million, or 35.6%, from RMB210.4 million to RMB285.4 million during the 3 month period. Future new business opportunities will be allocated between Shanghai Datun Energy and our Company according to the product and services to be provided and the expertise required by the relevant business opportunities. In relation to the arrangements to be put in place where a business opportunity arises which, having taken into account the foregoing factors, can be taken up either by the rest of our Company or by Shanghai Datun Energy itself, and which therefore represents a potential area of competition with our Company, our independent non-executive directors will be the final decision-makers. The Board of Directors of Shanghai Datun Energy consists of 12 directors, of whom only Mr. Yang Lieke is also our director. There is no other overlap of senior management personnel between our Company and Shanghai Datun Energy. None of the expected net proceeds from the Global Offering is to be allocated to Shanghai Datun Energy.

(4) Huajin Coking Coal Co., Ltd. (華晉焦煤有限責任公司) wholly owns and operates Shaqu Underground Mine and Shaqu Coal Processing Plant and holds the mining rights to Wangjialing Underground Mine. Currently, the company mainly operates the businesses of coal production, processing and sales. Our Company owns a 50% interest in Huajin Coking Coal Co., Ltd., which is jointly controlled by us and Shanxi Coking Coal Group Co., Ltd., an independent third party to our Company. The main business scope of Shanxi Coking Coal Group Co., Ltd. includes coal mining, processing and sales. The paid-up capital of Huajin Coking Coal Co., Ltd. is RMB519,876,590. In 2003, the share of revenue and loss combined of Huajin Coking Coal Co., Ltd. was RMB129.8 million and RMB53.2 million, respectively. In 2004, 2005, and the six months ended 30 June 2005 and 2006, Huajin Coking Coal Co., Ltd. had revenues of RMB288.5 million, RMB447.4 million, RMB194.5 million and RMB239.0 million, respectively, and net profits of RMB47.2 million, RMB63.7 million, RMB35.5 million and RMB53.6 million, respectively.

(5) Shuozhou China Coal Pingshuo Energy Co., Ltd. (朔州中煤平朔能源有限公司) wholly owns and operates Shuozhong Coal Processing Plant. Currently, the company mainly operates the coal processing business. We own a 51% interest in Shuozhou China Coal Pingshuo Energy Co., Ltd. which is jointly controlled by us, and minority shareholders, Datong Luda Railway transportation Co., Ltd., an independent third party to our Company, Shuozhou Shuocheng Liu Jia Kou Coal Transportation Terminal, a connected person to our Company, and Shuozhou Pingshuo Industry Development Co., Ltd, a wholly owned subsidiary of the ChinaCoal Group. Datong Luda Railway Transportation Co., Ltd. mainly operates local dedicated rail lines and cargo transportation by rail. Shuozhou Shuocheng Liu Jia Kou Coal Transportation Terminal mainly operates the coal transportation and sales by rail, cargo transportation by motor vehicle and coal loading and unloading. Shuozhou Pingshuo Industry Development Co., Ltd. is engaged in the business of mechanical maintenance, motor vehicle repairing and trading, etc. The paid-up capital of Shuozhou China Coal Pingshuo Energy Co., Ltd. is RMB150.0 million. In 2004, the share of revenue and net profit combined of Shuozhou China Coal Pingshuo Energy Co., Ltd. was RMB88.5 million and RMB6.3 million, respectively. In 2005 and the six months ended 30 June 2005 and 2006, Shuozhou China Coal Pingshuo Energy Co., Ltd. had revenues of RMB781.4 million, RMB82.8 million and RMB238.9 million, respectively, and net profits of RMB2.5 million, RMB15.1 million and RMB23.4 million, respectively.

(6) Datong China Coal Export Base Development Co., Ltd. (大同中煤出口煤基地建設有限公司) ("Datong Export Base") wholly owns and operates Dazhong Coal Processing Plant. Currently, the company mainly operates the businesses of coal processing and sales. Our Company and Sunfield Resources Pty. Ltd. own a 19% interest and a 41% interest, respectively, in Datong Export Base, which is jointly controlled by us and Datong Coal Industry Co., Ltd., a connected person to our Company. Datong Coal Industry Co., Ltd. is mainly engaged in the coal production and processing businesses. The paid-up capital of Datong Export Base is RMB125.0 million. In 2003 and the six months ended 30 June 2006, Datong Export Base had revenues of RMB479.3 million and RMB352.1 million, respectively, and losses of RMB10.0 million and RMB0.3 million, respectively. In 2004, 2005 and the six months ended 30 June 2005, Datong Export Base had revenues of RMB703.0 million, RMB793.5 million and RMB388.4 million, respectively, and net profits of RMB123.1 million, RMB20.0 million and RMB20.7 million, respectively.

(7) Datong Zhongxin Energy Co., Ltd. (大同中新能源有限公司) ("Datong Zhongxin Energy") wholly owns and operates Zhongxin Coal Processing Plant. Currently, the company mainly operates in the business of coal processing and sales. Our Company and Sunfield Resources Pty. Ltd. own a 5% interest and a 37% interest, respectively, in Datong Zhongxin Energy, which is jointly

controlled by us and three independent third parties to our Company namely Datong Shangshenjian Coal Transportation Terminal, Zhejiang Fuxing Electric Power Fuel Co., Ltd. and Hainan Jingtie Trade and Industry Development General Company. The business scope of Datong Shangshenjian Group Transportation Terminal is coal trading. The business scope of Zhejiang Fuxing Electric Power Fuel Co., Ltd. includes the development of electric power fuel technology, coal sales and wholesale of gasoline, diesel fuel and fuel oil. The major business scope of Hainan Jingtie Trade and Industry Development General Company is the trading of mineral products, coal, coke, chemical products and raw materials. The paid-up capital of Datong Zhongxin Energy is RMB161.0 million. In 2003, 2004, 2005 and the six months ended 30 June 2005, Datong Zhongxin Energy had revenues of RMB149.4 million, RMB202.6 million, RMB410.0 million and RMB178.7 million, respectively, and net profits of RMB11.6 million, RMB7.1 million, RMB17.5 million and RMB12.2 million, respectively. In the six months ended 30 June 2006, the share of revenue and loss combined of Datong Zhongxin Energy was RMB127.7 million and RMB3.8 million, respectively.

(8) Shaanxi Nanliang Coal Co., Ltd. (陝西南梁礦業有限公司) ("Shaanxi Nanliang") wholly owns and operates Nanliang Mine. Our Company and Sunfield Resources Pty. Ltd. own a 23% interest and a 32% interest, respectively, in Shaanxi Nanliang which is jointly controlled by us and a connected person to our Company, namely Shaanxi Yulin Coal Export Group Corporation, and three independent third parties, namely Hainan Jingtie Trade and Industry Development General Company, Zhejiang Fuxing Electric Power Fuel Co., Ltd. and Shaanxi Coal Transportation Group Co., Ltd. The business scope of Shaanxi Yulin Coal Export Group Corporation is the domestic sale and export of coal. Zhejiang Fuxing Electric Power Fuel Co., Ltd. is mainly engaged in the development of electric power fuel technology, coal sales and wholesale of gasoline, diesel fuel and fuel oil. The business scope of Shaanxi Coal Transportation Group Co., Ltd. includes the sale and transportation of coal, coal associated ore products, coke and by-products, clean coal and by-products of coal processing plants. The paid-up capital of Shaanxi Nanliang is RMB68.75 million. In 2003, 2005 and the six months ended 30 June 2005 and 2006, Shaanxi Nanliang had revenues of RMB83.3 million, RMB89.6 million, RMB46.6 million and RMB46.2 million, respectively, and net profits of RMB11.3 million, RMB23.4 million, RMB5.9 million and RMB11.6 million, respectively. In 2004, the share of revenue and loss combined of Shaanxi Nanliang was RMB64.9 million and RMB0.3 million, respectively.

(9) Our Company and China National Coal Industry Imp. & Exp. Tianjin Co., Ltd. (天津中煤進出口有限公司) own 95% and 5% interests in China Coal & Coke Holdings Ltd. (中煤焦化控股有限責任公司) ("Coke Holdings"), respectively. The Coking enterprises controlled by and with Coke Holdings as its Shareholder include China Coal & Coke Longquan Limited (汾陽市中煤龍泉焦化有限責任公司), China Coal & Coke Mudanjiang Limited (中煤牡丹江焦化有限責任公司), China Coal & Coke Jingda Limited (山西省太谷縣中煤京達焦化有限公司), China Coal & Coke Jiuxin Limited (靈石縣中煤九鑫焦化有限責任公司), China Coal & Coke Xuyang Limited (河北中煤旭陽焦化有限公司), Coke Holdings' shareholdings in such enterprises are 60%, 100% (Coke Holdings and China National Coal Industry Imp. & Exp. Group (Heilongjiang) Co., Ltd. (中國煤炭工業進出口集團黑龍江有限公司) holding 95% and 5% respectively), 70%, 75% and 45% respectively. The minority Shareholder of China Coal & Coke Jiuxin Limited, namely, Lingshi Jiuxin Coal Preparation Company Limited is a connected person to our Company. The minority Shareholder of China Coal & Coke Longquan Limited, namely Shanxi Longquan Foundry Coke Company Limited, is a connected person to our Company.

(10) China National Coal Mining Equipment Co., Ltd. (中國煤礦機械裝備有限責任公司) wholly owns and operates China Coal Beijing Coal Mining Machinery Co., Ltd. (中煤北京煤礦機械有限責任公司) and China Coal Zhangjiakou Coal Mining Machinery Co., Ltd (中煤張家口煤礦機械有限責任公司) and is a 40% shareholder of Zhangjiakou China Coal Chuangli Mining Machinery Co., Ltd. (張家口中煤創力採掘設備有限責任公司).

(11) China Coal Xi'an Design Engineering Co., Ltd. (中煤西安設計工程有限責任公司) wholly owns and operates China Coal Handan Design Engineering Co., Ltd. (中煤邯鄲設計工程有限責任公司).

(12) Our Company and China National Coal Development Co., Ltd. (中國煤炭開發有限責任公司) own 60% and 40% interests in China Coal Tendering Co., Ltd. (中煤招標有限責任公司), respectively.

(13) Our Company and China National Coal Development Co., Ltd. (中國煤炭開發有限責任公司) own 90% and 10% interests in China National Coal Imp. & Exp. (Tianjin) Co., Ltd. (天津中煤進出口有限公司), respectively.

(14) Our Company and China National Coal Development Co., Ltd. (中國煤炭開發有限責任公司) own 90% and 10% interests in China National Coal Industry Imp. & Exp. Group (Rizhao) Co., Ltd. (中國煤炭工業進出口集團日照有限公司), respectively.

(15) Our Company and China National Coal Development Co., Ltd. (中國煤炭開發有限責任公司) own 92.6% and 7.4% interests in China National Coal Industry Imp. & Exp. Group (Heilongjiang) Co., Ltd. (中國煤炭工業進出口集團黑龍江有限公司), respectively.

(16) Lingshi China Coal & Coke Gas Power Limited (靈石縣中煤焦化煤氣發電有限責任公司)owns and operates a gas electric power generation plant. Coke Holdings owns a 51% interest in Lingshi China Coal & Coke Gas Power Limited, which is jointly controlled by it and two independent third parties to our Company, namely Shanxi Lingshi Zhongkai Industrial Co., Ltd. and Lingshi Jiuxin Coal Preparation Company Limited. The business scope of Shanxi Lingshi Zhongkai Industrial Co., Ltd. includes the installation and sales of facilities for electric power lines and power generation, etc. The business scope of Lingshi Jiuxin Coal Preparation Company Limited is clean coal and coke processing. The paid-up capital of Lingshi China Coal & Coke Gas Power Limited is RMB1.0 million. In 2005 and the six months ended 30 June 2005 and 2006, Lingshi China Coal & Coke Gas Power Limited had no revenue and it had losses of RMB0.333 million, RMB0.115 million and RMB0.167 million, respectively.

(17) China Coal Complete Equipment Co., Ltd. (中煤設備成套有限公司) mainly provides mining equipments and maintenance and repair services to domestic coal producers. China National Coal Mining Equipment Co., Ltd. owns a 65.73% interest in China Coal Complete Equipment Co., Ltd., which is jointly controlled by it and SDIC Asset Management Company (國投資產管理公司), an independent third party to our Company. SDIC Asset Management Company's business scope includes

asset management, asset restructuring and related businesses. The paid-up capital of China Coal Complete Equipment Co., Ltd. is RMB28.5 million. In 2003, the share of revenue and loss combined of China Coal Complete Equipment Co., Ltd. was RMB45.6 million and RMB1.5 million, respectively. In 2004, 2005 and the six months ended 30 June 2005 and 2006, China Coal Complete Equipment Co., Ltd. had revenues of RMB37.3 million, RMB67.8 million, RMB31.1 million and RMB22.3 million, respectively, and net profits of RMB0.2 million, RMB0.2 million, RMB0.2 million and RMB0.3 million, respectively.

(18) China Coal Trade and Industry Co., Ltd. (中煤實業有限責任公司), a wholly owned subsidiary of ChinaCoal Group, holds the other 5% of the interests.

The minority shareholdings not disclosed in the chart and footnotes above are held by third parties independent to our Company.

Other than the disclosure above, we directly hold the exploration right to Pingshuo East Open Pit Mine and the mining right permit for Antaibao Underground Mine. Both of the foregoing two mines are currently under development.

This section discusses information regarding our mines, reserves and production volumes, including the mines, reserves and production volumes of the Huajin Joint Venture and Shanghai Datun Energy, which are not wholly-owned by us.

Unless otherwise stated, all technical data in this section is based on the SRK Report, which is included as Appendix VI to this Prospectus.

OVERVIEW

We are the second largest coal enterprise in China based on our 2005 revenue. According to *BP Statistical Review 2006*, China is the world's largest producer and consumer of coal, one of the most important energy resources in the world and the most important source of primary energy in China. We sold 92.2 million tonnes and 43.5 million tonnes of coal in 2005 and the six months ended 30 June 2006, respectively. Our total revenue from coal operations in the years ended 31 December 2003, 2004 and 2005 and the six months ended 30 June 2005 and 2006 was RMB11,656.7 million, RMB17,733.0 million, RMB25,147.7 million, RMB12,600.1 million and RMB11,761.0 million, respectively.

According to the SRK Report, we had total marketable coal reserves of 3,003 million tonnes as of 30 June 2006. We sell high-quality thermal coal and coking coal produced from nine operating coal mines and thirteen coal processing plants that we wholly or partially own and/or operate. Located in eastern, northern and northwestern China, our five mining areas consist of nine underground mines and three open pit mines, two of which, the Antaibao Open Pit Mine and the Anjialing Open Pit Mine, are among the largest open pit mines in China. Each of our mines and coal processing plants is situated in close proximity to our customers or with convenient access to transportation networks and facilities. Our raw coal output grew from 33.2 million tonnes in 2003 to 50.1 million tonnes in 2005, representing a CAGR of 22.8%.

We are also one of China's largest coal suppliers, with extensive market experience, well-established brand names and solid customer relationships. Our parent company, ChinaCoal Group, is the largest coal exporter in China. Our extensive sales and marketing network and established supply and distribution channels have contributed to our success in conducting our proprietary coal trading operations and providing coal import agency and export-related services.

As an integrated coal enterprise with coal production, sales and trading as our core business, we further supplement our coal operations with a diversified portfolio of other related operations. We operate one of China's largest coking operations not affiliated with a steelmaker. Our coking operations include the production and sale of coke and coal-based chemicals. We also own China's largest coal mining equipment manufacturing operations in terms of revenue. In addition, we operate ancillary businesses, including coal mine design and transportation services. We believe these operations represent a natural extension of our coal production, sales and trading capabilities while effectively expanding the scope of our product and service offerings and enhancing our core competitiveness.

In the year ended 31 December 2005 and the six months ended 30 June 2006, we had total revenue of RMB30,061.3 million and RMB14,679.7 million, respectively, and net profit of RMB3,343.5 million and RMB1,334.4 million, respectively.

OUR COMPETITIVE STRENGTHS

We are the second largest coal enterprise in the PRC and have the potential to attain sustainable growth.

We are the second largest coal enterprise in China in terms of revenue for 2005. We possess abundant coal reserves and advanced mining and coal processing technologies and facilities. We continue to expand our coal production business. Our total revenue from sales of coal and coal-related products as well as the provision of coal-related services in the years ended 31 December 2003, 2004 and 2005 and the six months ended 30 June 2005 and 2006 was RMB14,480.8 million, RMB22,163.8 million, RMB30,061.3 million, RMB15,011.9 million and RMB14,679.7 million, respectively.

We are also one of China's largest coal suppliers and our parent company, ChinaCoal Group, is the largest coal exporter in China. We rely on our extensive and strong sales network, established port service facilities, strong team of professionals, access to first-hand coal market information, ability to quickly adapt to changing coal market dynamics and relationships throughout the industry demand-supply chain. Our total coal sales revenue from external customers was RMB11,656.7 million, RMB17,733.0 million, RMB25,147.7 million, RMB12,600.1 million and RMB11,761.0 million in the years ended 31 December 2003, 2004, 2005 and the six months ended 30 June 2005 and 2006, respectively, representing a CAGR of 46.9% from 2003 to 2005. Our total raw coal production volume was 33.2 million tonnes, 39.7 million tonnes and 50.1 million tonnes in the years ended 31 December 2003, 2004 and 2005, respectively, representing a CAGR of 22.8%. From 2003 to 2005, the total production of raw coal in China grew at a CAGR of 12.8%.

We are an integrated coal enterprise with coal production, sales and trading as our core business. While maintaining our leading position in our core business, we also explore and develop coal production-related businesses, such as coal mine design, coal mining equipment manufacturing and the production of coal-based chemicals and coke. Through the comprehensive and balanced development of our coal production, sales and related business portfolio, we have achieved organic growth and effectively diversified our operational risks.

The PRC Government has promulgated a number of policies and regulations since 1999 to shut down or limit the operations of local coal producers and to encourage the integration and transformation of such operations by large coal producers. These policies and regulations were implemented to resolve certain problems arising from local small mining operations, such as low resource utilization and the lack of adequate environmental protection and safety measures. As one of the largest integrated coal producers in China, our mines are the key coal producers in China's Jinbei Base and Jinzhong Base, two of the 13 large coal bases in China designated by the PRC Government. Our controlling shareholder, ChinaCoal Group, as one of the largest coal enterprises in China, is supported by the PRC Government. We believe we are well positioned to take advantage of the favorable regulatory and market conditions. Our efforts to integrate and upgrade local small coal mines will enable us to rapidly expand our production capacity and drive our continuing organic growth and further contribute to our development.

We offer high-quality coal products to our customers by leveraging our abundant, high-quality and diversified coal reserves as well as our advanced coal processing and blending capabilities.

Based on SRK's estimate of our coal reserves as of 31 December 2005 and compared with publicly available sources for other coal companies as of 31 December 2005, we had the fifth largest proved and probable coal reserves among all listed coal companies in the world. Our recoverable coal reserves were 3,420 million tonnes as of 30 June 2006. Based on such recoverable reserves and our 2005 annual production level, we expect to be able to achieve stable production for the next 68 years. These coal reserves are deposited

in five mining areas that include 12 coal mines, two of which, the Antaibao Open Pit Mine and the Anjialing Open Pit Mine, are among the largest open pit mines in China.

Our raw coal is of high quality. Most of our coal reserves are deposited in areas with favorable geological and mining conditions. The Pingshuo Mining Area, one of the largest export bases for thermal coal products in China, produces prime thermal coal featuring a high heat value and high ash fusion temperature. Many domestic power plants are designed to use coal possessing the qualities found in the coal produced in our Pingshuo Mining Area and at other coal mines in the Jinbei Base. The quality of thermal coal is generally determined by its high heat value, ash content and ash fusion temperature, and the quality of thermal coal produced in our Pingshuo Mining Area consistently meets the needs of our major customers. In addition, coking coal produced at our Shaqu Mine in the Liliu Mining Area has been designated by the PRC Government as a scarce and valuable mineral resource vital to national economic development, and significant emphasis has been placed on its exploitation and production.

We also offer a wide variety of coal products. Our nine mines in operation produce thermal coal, hard coking coal and semi-hard coking coal. With our high quality raw coal, advanced technologies and extensive experience, our thirteen coal processing plants are capable of processing and blending various types of raw coal produced and coal purchased from third parties according to the specifications of various industries, such as the electrical, metallurgical, construction and chemicals industries. As a result of our blending capability, we have significantly expanded our product offerings and improved their commercial value. Moreover, a diversified portfolio of our coal products has enabled us to avoid reliance on a single product and hence minimize our exposure to market risks.

We believe our high-quality coal products, abundant and diversified coal reserves and expertise in coal processing and blending provide us with a competitive advantage in both the domestic and international markets and serves as the basis for future growth.

With our extensive market experience, well-recognized brand names, stable coal supply, comprehensive transportation facilities and solid customer relationships, we have one of the strongest coal sales and marketing networks in China.

ChinaCoal Group, our Parent Company, is the largest coal exporter in China and has continued to maintain an important position in the Asia-Pacific regional coal export market. As a result of the Restructuring, except for certain Coal Export Rights which could not be freely transferred under applicable laws and regulations, we obtained all of ChinaCoal Group's sales and marketing resources, including its extensive sales and marketing network, stable coal supply from third parties, comprehensive transportation facilities and valuable market experience.

We believe our market knowledge and reputation are key factors contributing to our brand name recognition and customer satisfaction, which enable us to consistently provide our customers with a wide variety of products tailored to their needs. We believe that the coal products we market bearing the Pingshuo brand names are well recognized by both our domestic and international customers. ChinaCoal Group has over 20 years of sales experience. By leveraging this extensive experience, our understanding of customers' individual needs, our close relationship with long-term customers and our advanced technologies for coal processing and blending, we are able to offer a wide range of customized coal products, enabling us to secure long-term commitment and trust from our customers.

We also cooperate closely with other major coal producers in China. We purchase coal from these producers and process and blend it with our own coal. This enables us to significantly expand our product variety.

With our headquarters in Beijing and a comprehensive distribution network covering major coal transportation ports along the coast of China, including Qinhuangdao, Tianjin, Qingdao, Rizhao and Lianyungang, we are able to respond quickly to customer demands and optimize our distribution capabilities. In addition, our strategically located Shanghai ChinaCoal East China Co., Ltd. in Shanghai will allow us to: (i) better serve our customers in the eastern China region; (ii) strengthen our market information collection capabilities; and (iii) allow us to take advantage of preferential governmental policies of the Shanghai Pudong New District. We believe that we are a leader in the PRC coal industry in terms of the scope of our distribution network and the total number and transportation capacity of ports available to us. Through centralized management from our headquarters, we have integrated our extensive sales network with strong marketing capabilities and strategically coordinated our sales operations and customer service initiatives, including pricing, quality control, transportation and inspection. We believe these efforts have not only improved our sales and marketing efficiency but also offer our customers a cost advantage.

We have established long-term relationships with many of our customers. We have entered into long-term supply agreements of over three years with a number of domestic and international customers. The average aggregate sales volume per annum under these agreements is approximately 62.5 million tonnes in 2006, 2007 and 2008. With the recent rapid economic growth in China resulting in increasing demand for coal, the visibility of our future sales volumes from existing and new clients is enhanced. In addition to our established presence in the long-term coal sales market, we believe we have also established a good reputation in the spot coal market as a result of the variety of coal products we offer and our reliable supply, thereby allowing us to further expand our customer base.

We believe the above factors distinguish our network as the strongest coal sales and marketing network in China and, combined with our position as the exclusive coal export services provider for ChinaCoal Group, will continue to support our domestic coal sales and export agency service offerings so as to allow us to continue to serve our domestic and international customers.

Our coal mines and coal production facilities are situated with convenient access to transportation networks, thereby ensuring the timely, cost-effective and efficient delivery of our coal products.

The distance from coal mines and coal production facilities to customers and transportation networks, such as railways and ports, plays a vital role in the development and operation of a coal producer. Our key mines are located in close proximity, and have convenient access, to coal transportation networks, particularly in the case of our Pingshuo and Datun Mining Areas.

Our largest mining area, the Pingshuo Mining Area, is located in the Jinbei Base, one of the 13 large coal bases in China designated by the PRC Government. Having recognized the importance of the Jinbei Base, the PRC Government constructed China's largest railway line in terms of transportation capacity dedicated to coal transportation, the Daqin Rail Line, mainly for the transportation of coal from the Jinbei Base. The Daqin Rail Line connects the coal production bases of northern and northwestern China with major coal loading ports and certain of our key customers in the coastal regions. The PRC Government plans to further increase the Daqin Rail Line's annual transportation capacity by 2010, which will further enhance and ensure the transportation capacity available to our Pingshuo Mining Area.

Among the major coal mines in the coal-producing provinces of northern and northwestern China, the Pingshuo Mining Area is one of the closest areas to major coal loading ports. In addition to the Daqin Rail Line, the Pingshuo Mining Area is connected by other major regional and national railways and has direct transportation links to major coal loading ports, including the Qinhuangdao Port and the Tianjin Port, as well as to certain of our major customers. Currently, we own and operate the five coal loadout depots in the Jinbei Base for 10,000-tonne trains, ensuring our access to sufficient railway transportation, increasing our efficiency and substantially reducing our transportation costs.

The Datun Mining Area, located in the eastern coastal region of China, is one of the few coal mines in close proximity to the fast-growing industrial centers and coal-consuming regions in eastern China, including Shanghai. Through a 180 km dedicated coal-transport rail line legally and validly owned and operated by Shanghai Datun Energy, the Datun Mining Area is linked to the Longhai Rail Line and its coal products can be transported directly to major coal loading ports in eastern China, such as the Lianyungang Port. As a result, the Datun Mining Area is well-positioned to deliver coal products to our customers in a cost-effective and timely manner.

We own two of the largest open pit mines in China and rely on advanced mining and recycling technologies to achieve optimal resource utilization and improve environmental protection.

The resource utilization rate is an effective criteria for measuring the efficiency of coal mining enterprises and is an important indicator of their environmental protection standards. Open pit mines generally have high recovery rates. We own two of the largest open pit mines in China, the Antaibao Open Pit Mine and the Anjialing Open Pit Mine, which produced 32.8% and 29.9%, respectively, of our total production of raw coal in 2005. As China adopts a more rigorous policy on the exploitation of coal resources through the implementation of a compensation scheme in the future, we believe open pit mines will present even higher economic value. We have achieved a significantly higher recovery rate than the industry average in China.

We engage in both open pit and underground mining at our Anjialing Mines in the Pingshuo Mining Area. The recovery rate in the Pingshuo Mining Area exceeds 95% through surface mining and 75% through underground mining. By employing both surface and underground mining methods at these mines, we have been able to increase our resource utilization rate and expand our products offerings.

The coal seams at the Pingshuo Mining Area are shallow, stable, thick and have a low dipping angle. We maximize resource utilization and mining efficiency at these underground mines by using mechanized coal mining equipment, such as the fully mechanized longwall mining system.

We are also committed to resource recycling and re-utilization, and we are committed to environmental protection by utilizing various advanced equipment and technologies. For example, we reuse the waste coal, coal rejects and coal slurry produced during the coal production process to generate electricity at power plants that we use to support our own coal production or sell to the local power grid.

We believe that we have achieved a leading position in resource utilization and our management will continue to focus on improving our efficiency measures. We are also confident in our ability to further enhance our environmental protection capabilities, meet the increasingly stricter environmental standards imposed by the PRC Government and reduce any exposure to potential incremental costs or contingent liabilities relating to environmental protection.

Our extensive expertise in coal mine design and our position as the largest coal mining equipment manufacturer in China has made us the most integrated enterprise in the domestic coal industry, enabled us to increase our revenue and contributed to the continuing development of our core business.

In addition to coal sales revenue, we generate other operating revenue by providing coal production related services, such as coal mine design, coal mine construction consulting services and coal mining equipment manufacturing. By leveraging our expertise in these areas and our self-owned and -operated mining productions and technologies, we are able to ensure the development and maintenance of our own coal mines.

We own two coal mine design institutes, namely the China Coal Xi'an Design Engineering Co. Ltd. (中煤西安設計工程有限責任公司) and the China Coal Handan Design Engineering Co. Ltd. (中煤邯鄲設計工程有限責任公司). These design institutes are well recognized in the areas of coal mine and large public project design services in China. We are also the largest coal mining equipment manufacturer in China based on our 2005 sales revenue. Our coal mining equipment design and manufacturing subsidiaries have a long operating history and extensive experience in the industry and possess advanced technologies. China Coal Zhangjiakou Coal Mining Machinery Co., Ltd. (中煤張家口煤礦機械有限責任公司) and China Coal Beijing Coal Mining Machinery Co., Ltd. (中煤北京煤礦機械有限責任公司) are two of our most prestigious coal mining equipment manufacturing enterprises and are among the leading Chinese coal mining equipment manufacturers. In addition to the manufacturing of mining equipment, including those used in the longwall mining method, our coal mining equipment design and manufacturing subsidiaries are also capable of providing comprehensive services to domestic and international underground mining enterprises, including design, installation, testing and system integration services, all of which are essential to mechanized underground mines. With our knowledge of and experience in the Chinese coal industry and its practices, as well as our ability to effectively control costs, the coal mining equipment we manufacture and the mining related services we offer are highly suitable for coal mines in China and are well recognized in the market.

We believe that the PRC Government's encouragement of large procurement and the increasing use of domestically produced coal mining equipment will enable us to enjoy significant advantages with respect to the construction of future mines as we leverage our capabilities in coal mine design, construction consulting and coal mining equipment manufacturing.

Our management team has extensive industry and management experience to effectively manage our operations and maximize shareholder value.

Our senior management comprises a group of highly experienced professionals in the fields of coal production, coal trading and other coal-related businesses such as coking, coal mining equipment manufacturing and coal mine design, with average industrial experience exceeding 20 years. We believe that our management team possesses the knowledge critical to the industry in which we operate and is capable of taking advantage of market opportunities, formulating sound business strategies, assessing and managing risks, implementing management and production schemes and increasing our overall profit to maximize our shareholder value. We also have loyal and skilled employees who possess extensive industry experience. In order to align our corporate performance and the interests of our management and employees with those of our shareholders and to further incentivize our management, we plan to implement a long-term incentive program. We believe that our management team possesses the leadership capabilities required to ensure sustained development and our continued success.

OUR BUSINESS STRATEGIES

We operate in a mature industry environment that is stable, fragmented and with strong regional characteristics. With the increasing commercialization of the coal industry in China, the PRC Government has been monitoring the development of local, small and sub-standard mining operations, increasing the consolidation of coal production and effectively raising the entry barrier to restrict the development of small-scale mining operations. Through our accumulated experiences over the years, we have gradually developed competitive strengths in resource control and in marketing and distribution. We have developed an integrated business structure, the ability to integrate other domestic mining operations and form cross-border joint ventures and alliances, and the capability to maximize profit by increasing efficiency and developing new profitable growth areas. We believe that the following strategies will help us to leverage our strengths to capture future growth opportunities in China's coal industry, increase the globalization of our operations and enhance our competitiveness.

Seek rapid and sustainable growth through our organic growth supplemented by external development strategies.

We plan to increase production capacity through organic growth and external expansion, increase our coal reserves, increase our operating scale and reduce production costs.

As of 30 June 2006, we had marketable coal reserves of 3,003 million tonnes. We plan to further expand and upgrade our existing mining operations. We intend to deploy advanced technologies developed from multiple sources, including those from our own research and development initiatives, in the coal production process. Our objective is to ensure full utilization of our existing and newly constructed coal mines and to achieve organic growth.

We are dedicated to further exploring and developing new coal resources, constructing new projects and upgrading and improving our existing facilities to maximize and optimize our coal production. We have commenced construction at our Pingshuo East Open Pit Mine, Antaibao Underground Mine and Wangjialing Mine in the Pingshuo and Xiangning Mining areas. These mines have designed annual production capacities of 20.0 million tonnes, 8.0 million tonnes and 6.0 million tonnes, respectively. Upon commencement of production at these three mines, and together with other expansion projects, we expect our total production capacity of raw coal to exceed 100.0 million tonnes by 2010. Supported by the relevant governmental policies, we plan to further increase our coal reserves and strengthen our competitiveness through applications to the PRC Government for new resources, mergers and acquisitions, joint ventures and other forms of cooperation as follows:

- *Applications for New Coal Reserves.* Taking advantage of the PRC Government's encouragement of the construction of large coal bases, we are currently applying to the PRC Government for the right to exploit new coal reserves.

- *Mergers and Acquisitions.* By taking advantage of governmental support and the favorable regulatory environment, we will continue to explore opportunities to acquire and integrate small-scale coal mines in China. By leveraging our strength in production, management, technology, coal mine design, coal mining equipment manufacturing and research and development capabilities, we believe we can optimize the utilization of coal resources at these small mines through technology improvement and equipment upgrades.

- *Joint Ventures and Cooperation.* We are actively seeking cooperative relationships and joint venture opportunities with provincial governments and large domestic coal producers and operators possessing abundant coal reserves. We also plan to enhance our global presence and to mine coal resources located overseas by cooperating with large coal producers in countries with abundant coal reserves.

We believe that, through these organic and external growth strategies, we will be able to achieve rapid and sustainable growth in our coal production operations, satisfy the growing coal demand in China and overseas and achieve economies of scale.

Maximize our profitability and maintain our competitiveness by improving operating efficiency and controlling costs.

We view improving efficiency and cost control as the critical elements for maximizing our profitability and maintaining our competitiveness. We intend to reduce our per unit production costs and improve our operating efficiency by increasing our production scale, employing advanced automated production systems to increase resource utilization rates and strengthening our management control.

We will continue to expand our production scale by using both organic and external growth strategies in order to further reduce coal production costs and strengthen our competitiveness.

We employ automated production systems and focus on developing coal mines with high yields and high productivity. To improve productivity, we will continue to deploy advanced mining facilities and technologies, such as fully automated top coal caving equipment and related sophisticated mining methods. We will also allocate more management resources to mines which we believe have higher growth potential.

Our coal mining equipment manufacturing and coal mine design capabilities will further enhance our production efficiency and reduce our reliance on imported equipment and services, allowing us to better control and lower the costs of mine construction and coal production.

Expand our sources of income by focusing on the development of high value-added coal-based chemicals products.

To take advantage of government policies emphasizing the use of coal as the primary energy source in China, we intend to cooperate with large domestic and international coal and chemicals producers to develop high value coal-based chemicals products, such as coal-based methanol, dimethylether and alkene. These initiatives will allow us to further develop our core coal production business while contributing to the satisfaction of China's energy demand. We will increase our investment in research and development and cooperate with well-established research institutions in China and abroad. By developing techniques suitable for large-scale production of coal-based chemicals, we intend to build-up our proprietary patented technologies and seek new sources of income.

We further intend to promote the concept of the recycling and reuse of by-products and comprehensive resource utilization. By leveraging our current coking operations, we plan to expand our product lines to include coal-based chemical products such as methanol, tar and refined crude benzene.

Strengthen our sales and marketing networks, optimize operations, enhance marketing capabilities and increase our market share.

With a broad customer base and extensive marketing experience gained from years of operation, coupled with our existing marketing channels, we intend to increase our customer base through the expansion

of our sales network, market research and consolidation of our sales and marketing facilities. We intend to increase our export volumes and achieve increased brand name recognition, with the goal of gaining international market share.

We intend to enhance our capital investment, expand our logistics network and strengthen our control of this network by actively investing in major coal suppliers, railways and ports. We are also dedicated to controlling logistics costs and promoting value-added services. By leveraging our diversified coal products and specialized coal processing and blending capabilities, we will provide a wide variety of customer-specific products and services to our customers. We believe our ability to provide tailored products is one of our competitive advantages.

We are the principal channel for coal export in China. In 2005, we exported approximately 45.7% of China's total coal export volume. We export coal via all the major coal loading ports from northern to southern China, including Qinhuangdao Port, Tianjin Port, Qingdao Port, Rizhao Port and Lianyungang Port.

Guided by this customer-centric principle, we plan to expand our regional sales and customer service centers to further improve and extend pre-sales and after-sales services such as transportation logistics support to our domestic and international customers.

Increase our research and development efforts to lower production costs and increase the value of our products.

We view our continuing development and operations as being dependent upon the research and development efforts in each of our operational segments. Therefore, we have established two design centers in China, the Datun Coal Mine Design Centre and Zhangjiakou Coal Mining Equipment Design Centre Company, for research in coal mining techniques and coal mining equipment. The Datun Coal Mine Design Centre is actively engaged in the research and development of more cost-efficient and effective coal mining techniques in underground coal mines. The Zhangjiakou Coal Mining Equipment Design Centre has recently undertaken projects for the development of domestically produced mining equipment, including heavy-duty armored-face conveyors and a complete set of 6.0 million-tonne face equipment. Through these research and development efforts, we believe we can effectively lower production costs and introduce high value, high quality coal mining equipment to satisfy market needs.

We believe that strengthening our research and development efforts will also allow us to increase our own technological skills. We also believe that by securing intellectual property rights, we will be able to better protect the results of our research and development activities. We will continue to invest in research and development in each of our operational segments, including through the establishment of a new national design center to foster the development of talented researchers and through increased contributions to research funds.

Improve production safety and environmental protection to ensure our continuing development.

We regard production safety as one of our most important corporate objectives. We are committed to maintaining and protecting the health and safety of our employees by formulating and implementing strict safety standards in the workplace. In 2003, 2004 and 2005, the production fatality rate at our mines was 0.12, 0.15 and 0.08 persons per million tonnes of raw coal, respectively. This was substantially lower than the average fatality rate of coal mines in China, which was 4.17, 3.10 and 2.81 persons per million tonnes of raw coal, respectively, during the same period. We will continue to invest in production safety.

We are in the process of improving the technologies and systems currently in use to enhance the efficiency of our coal production and increase our resource utilization. We are committed to the research and

development of clean coal production technology and the development of coal processing and blending technologies. We focus on the environmentally friendly treatment and utilization of coal slack, slime, coal bed gas, surface and subsurface water discharge and other accompanying by-products, and also, in particular, on the development of electric power plants. In our key mining areas, we have installed environmental protection equipment to enhance the utilization of resources. For example, the circulating fluidized bed boilers used in our Datun power plant can effectively burn different types of solid coal waste, and had the capacity to process 720,070 tonnes of low quality coal in 2005. We expect to expand the use of the circulating fluidized bed boilers at our power plants to increase our resource utilization rate. We are equally committed to environmental protection and will ensure compliance with the relevant environmental protection laws and regulations in all aspects of our operations. We conduct environmental feasibility studies for all of our new production and expansion projects and have adopted a strict policy of using appropriate facilities for the discharge and treatment of pollutants and waste.

We believe that our focus on production safety, economic recycling and integrated resource utilization will further lower our accident rate, enhance our productivity and lower our current and future environmental protection costs.

Optimize internal control by strengthening our financial management and investment decision-making.

We are committed to strictly implementing our policies on financial budgeting, financial reporting and internal control. We will further strengthen our financial management through an advanced financial information system.

We plan to enhance the careful and conservative monitoring of our cash flow, accounts receivable and capital expenditures by centralizing the authority to make major investment decisions at the corporate level. We will strictly follow our development strategy and investment return requirements when evaluating investment opportunities. We also plan to improve project management of our investments and improve our investment skills, reduce risks and seek higher returns.

PRINCIPAL PRODUCTS AND SERVICES

Our principal operations include:

- Coal operations, which is our core business and includes coal production and sales and coal trading;
- Coking operations, including the production and sale of coke and coal-based chemical products;
- Coal mining equipment manufacturing operations, including coal mining equipment design, research and development, manufacturing and sales operations and after-sale services; and
- Other operations, including provision of coal mine design services.

The following table sets forth the contributions by each of our operating segments in terms of revenue from outside customers and as a percentage of our total revenue for the periods indicated:

	Year ended 31 December						Six months ended 30 June			
	2003		2004		2005		2005		2006	
	RMB (million)	%	RMB (million)	%	RMB (million)	%	RMB (million)	%	RMB (million)	%
Segments										
Coal operations	11,656.7	80.5	17,733.0	80.0	25,147.7	83.7	12,600.1	83.9	11,761.0	80.1
Coking operations	1,064.9	7.4	2,039.2	9.2	1,591.3	5.3	938.6	6.3	1,012.4	6.9
Coal mining equipment manufacturing operations	1,057.9	7.3	1,479.4	6.7	1,891.2	6.3	889.1	5.9	971.9	6.6
Coal mine design and other businesses	701.2	4.8	912.2	4.1	1,431.1	4.8	584.1	3.9	934.4	6.4
Total	14,480.8	100.0	22,163.8	100.0	30,061.3	100.0	15,011.9	100.0	14,679.7	100.0

COAL OPERATIONS

We generate our coal operations revenue primarily from (i) sales of coal extracted from our mines and coal processed by our facilities, and (ii) proprietary coal trading and the provision of coal import agency and export-related services. Our sales are made both within China through our own sales forces and overseas through ChinaCoal Group. See "Connected Transactions".

We produce thermal coal, coking coal and semi-hard coking coal products from our nine operational coal mines located in four mining areas and thirteen coal processing plants located in northern, northwestern and eastern China. The following table sets forth the revenue from each business activity of our coal operations in the years ended 31 December 2003, 2004 and 2005 and the six months ended 30 June 2005 and 2006:

	Year ended 31 December						Six months ended 30 June			
	2003		2004		2005		2005		2006	
	RMB (million)	%	RMB (million)	%	RMB (million)	%	RMB (million)	%	RMB (million)	%
Coal production and sales	7,508.7	64.4	13,375.1	75.4	17,596.8	70.0	8,254.5	65.5	8,801.9	74.8
Coal trading and services[(1)]	4,148.0	35.6	4,357.9	24.6	7,550.9	30.0	4,345.6	34.5	2,959.1	25.2
Total	11,656.7	100.0	17,733.0	100.0	25,147.7	100.0	12,600.1	100.0	11,761.0	100.0

(1) Includes resale and proprietary trading of coal purchased from third party coal producers, coal import agency services and coal export-related services.

Coal Production and Sales

Our coal mines

As of the Latest Practicable Date, we had nine operational mines, including two open pit mines and seven underground mines. These mines are located in Shanxi, Shaanxi and Jiangsu Provinces. As of 30 June 2006, we had 9,489 million tonnes of coal resources, including total marketable reserves of 3,003 million tonnes, under our management. The estimated indicative life of our coal reserves may increase significantly when the available Inferred Coal Resources are converted to reserves following further mining and testing. Our mines currently have in excess of approximately 4,000 million tonnes of Inferred Coal Resources. In addition, we plan to increase our exploratory efforts as we continue to develop our reserve areas.

The following table presents the coal reserves for each of our mining areas:

	Proved reserves	Probable reserves	Proved and probable reserves	Recoverable reserves[3]	Marketable reserves[4]
			(million tonnes)		
Mining area[1]					
Pingshuo Mining Area[2]	1,181	1,331	2,512	2,351	2,047
Liliu Mining Area and Xiangning Mining Area[2]	338	390	728	752	684
Datun Mining Area[2]	173	84	257	266	221
Nanliang Mining Area[2]	28	23	51	51	51
Total	1,720	1,828	3,548	3,420	3,003

(1) Reserves data includes reserves of our operational mines and mines under development. According to the SRK Report, we own the rights to 9,489 million tonnes of coal resources. The estimated indicative life of our coal reserves may increase significantly when the available Inferred Coal Resources are converted to reserves following further mining.

(2) Resources and reserves are presented in the SRK Report. For our equity interests in these mining areas, see "Restructuring".

(3) Recoverable reserves of the mining areas are calculated by multiplying proved and probable reserves with mining dilution taking into account mining loss. The mining recovery rate is assumed to be 95% for open pit mines and 75% for underground mines.

(4) Marketable reserves of the mining areas are calculated by multiplying recoverable reserves with the processing plant yield percentages.

The following table sets forth detailed information for each of our twelve mines as of 30 June 2006:

	Pingshuo Mining Area[2]					Liliu Mining Area and Xiangning Mining Area[2]		Datun Mining Area[2]				Nanliang Mining Area[2]
	Operational mines			Mines under development		Operational mine	Mine under development	Operational mines				Operational mine
	Antaibao	Anjialing	Anjialing	Antaibao	Pingshuo[4] East	Shaqu	Wangjialing	Yaoqiao	Xuzhuang	Longdong	Kongzhuang	Nanliang
Background data:												
Start of commercial production	1987	2001	2004	2008	2009	2004	2009	1976	1979	1987	1977	1998
Mining area *(square kilometers)*	24.0	54.7	10.7	19.2	48.7	138.4	176.7	63.8	38.4	25.0	44.1	19.3
Nature of mine	OP	OP	UG	UG	OP	UG	UG	UG	UG	UG	UG	UG
Reserve data:												
Total in-place proved and probable reserves[1][2] *(million tonnes as of 30 June 2006)*	158	686	191	496	981	409	319	155	48	23	32	51
Production data:												
Raw coal production capacity *(million tonnes per annum)*	16.0	14.5	20.0	8.0	20.0	3.0	6.0	3.7	1.5	1.2	1.3	0.75
Raw coal production *(million tonnes)*												
2003	13.6	11.0	—	n/a	n/a	1.0	n/a	3.5	1.5	1.1	1.2	0.4
2004	14.8	14.5	0.9	n/a	n/a	1.6	n/a	3.4	1.4	1.2	1.2	0.8
2005	16.4	15.0	8.7	n/a	n/a	1.9	n/a	3.4	1.4	1.2	1.2	1.0
Six months ended 30 June 2006	9.4	9.2	6.6	n/a	n/a	1.3	n/a	1.9	0.8	0.7	0.6	0.5

(1) Reserves and resources data includes reserves and resources of our operational mines and mines under development for which we have obtained mining rights certificates.

(2) Resources and reserves are reported on a 100% ownership basis for our wholly and majority owned mines. We own a 100% interest in the Pingshuo Mining Area. We own a 55% interest in the Nanliang Mine and a 62.43% equity interest in Shanghai Datun Energy, which owns the Datun Mining Area. We own a 50% equity interest in the Huajin Joint Venture, which owns and operates the Liliu Mining Area and the Xiangning Mining Area.

(3) Mining method includes open pit ("OP") mines and underground ("UG") mines.

(4) As of the Latest Practicable Date, we obtained the exploration right permit to formulate our production plan for the purpose of applying for the mining right permit in respect of Pingshuo East Open Pit Mine. We are currently applying for the mining rights. Subject to governmental approval, the mining rights are expected to be obtained in March 2007.

The following map illustrates the locations of our mining areas:


RUSSIA
KAZAKHSTAN
MONGOLIA
Pingshuo
Nanliang
Beijing
Liliu
Xiangning
Datun
CHINA
INDIA

Pingshuo Mining Area

The Pingshuo Mining Area is the key mining area within the Jinbei Base, one of only 13 large coal bases in China designated by the PRC Government. The Pingshuo Mining Area currently consists of the Antaibao Open Pit Mine and the Anjialing Open Pit Mine, which are among the largest open pit mines in China in terms of production capacity, as well as the Anjialing Underground Mine. Substantially all coal produced at the Pingshuo Mining Area is high-quality thermal coal.

The Pingshuo Mining Area is located in northern Shanxi Province. Coal products are loaded onto 10,000-tonne trains at five coal loadout depots, and are transported via the Beitongpu and the Daqin Rail Lines directly to major coal loading ports and certain of our key customers in the coastal regions. The commencement of trial operations of three coal loadouts in 2006 will further enhance the transportation capacity of our coal. In addition, the PRC Government plans to increase the Daqin Rail Line's annual transportation capacity from its current capacity of 200 million tonnes to a target capacity of 400 million tonnes by the end of 2010.

We are currently undergoing various capacity expansion projects at our Antaibao Open Pit Mine, Anjialing Open Pit Mine and Anjialing Underground Mine, all of which are located in the Pingshuo Mining Area. In addition, we are constructing the new Antaibao Underground Mine and the Pingshuo East Open Pit Mine within the Pingshuo Mining Area. See "— Expansions of our coal mines — Coal mines under development."

Antaibao Open Pit Mine. We are currently extracting raw coal from three primary coal seams with thicknesses of 10, 14 and 4.5 meters at our Antaibao Open Pit Mine. As of 30 June 2006, the total marketable reserves at Antaibao Open Pit Mine amounted to 131 million tonnes. The Antaibao Open Pit Mine primarily produces thermal coal from an open pit employing the truck-and-shovel mining method. In 2005, the Antaibao Open Pit Mine's annual production output was 16.44 million tonnes. As of 30 June 2006, the recovery rate of Antaibao Open Pit Mine was 96.0%.

Anjialing Mines. The Anjialing Mines consist of an open pit mine and an underground mine. We utilize a surface-and-tunnel extraction mining method in the Anjialing Mines to maximize the recovery rate. We are currently extracting raw coal from four primary coal seams with thicknesses of 9.5, 0.6, 14.4 and 4.2 meters at the Anjialing Open Pit Mine, and 7.3, 3.1, 13.8 and 3.7 meters at the Anjialing Underground Mine.

The total marketable reserves of the Anjialing Open Pit Mine were 572 million tonnes as of 30 June 2006. The Anjialing Open Pit Mine produces thermal coal employing the truck-and-shovel mining method. In 2005, the Anjialing Open Pit Mine's annual production output was 15.01 million tonnes. As of 30 June 2006, the recovery rate of the Anjialing Open Pit Mine was 97.0%.

The Anjialing Underground Mine is an extension of the Anjialing Open Pit Mine, exploiting the same coal seams. The Anjialing Underground Mine is the newest addition to our operational mines, with an annual production capacity of 20.00 million tonnes. It commenced full production in September 2005. The total marketable reserves at the Anjialing Underground Mine were 146 million tonnes as of 30 June 2006. As of 30 June 2006, the recovery rate of the Anjialing Underground Mine was 84.0%.

Liliu Mining Area

Our Liliu Mining Area, the main mining area at the Jinzhong Base, one of only 13 large coal bases in China designated by the PRC Government, is well recognized for its superior quality coking coal, which is ideal for metallurgical usage. Coking coal produced from the Liliu Mining Area has been designated by the PRC Government as a scarce and valuable mineral resource vital to national economic development. To protect this valuable mineral resource from over-exploitation and unauthorized exploitation, the PRC Government has designated the Liliu Mining Area as one of the three most valuable and best-quality coking coal reserves in China subject to national resources protection and supervision. The Liliu Mining Area is located in western Shanxi Province. Our Liliu Mining Area currently includes one operational mine, the Shaqu Mine, operated by the Huajin Joint Venture, in which we hold a 50% equity interest.

We own a 4,356-meter mine railway connecting our coal processing plant in the Liliu Mining Area to the Xiaoliu Rail Line, which in turn runs from Xiaoyi to Liulin and is the main rail line used for transporting our coal products to customers and ports.

Shaqu Mine. We are currently extracting raw coal from five primary coal seams with thicknesses of 3, 2.7, 7, 7 and 7 meters at the Shaqu Mine.

The total marketable reserves at the Shaqu Mine were 379 million tonnes as of 30 June 2006. The Huajin Joint Venture utilizes the longwall mining method in the Shaqu Mine. In 2005, the Shaqu Mine's annual production output was 1.87 million tonnes of coking coal. As of 30 June 2006, the recovery rate of the Shaqu Mine was 69.0%.

Datun Mining Area

The Datun Mining Area is one of the few coal mines that are in close proximity to the fast-growing and strategically important coal-consuming markets of Shanghai and other industrial centers in Eastern China, where we expect future demand for thermal and coking coal to increase significantly. Our Datun Mining Area integrates coal production, power generation and railway transportation facilities. Major coal products produced at the Datun Mining Area include semi-hard coking coal that can be further processed to metallurgical coal or thermal coal. The Datun Mining Area currently consists of four underground mines. We utilize the longwall mining method to extract raw coal from each of these mines.

The Datun Mining Area has convenient access to major transportation arteries and hubs, including the Longhai Rail Line, Rizhao Port and Lianyungang Port, and is in close proximity to major customers such as Baosteel Group. Transportation flexibility is further increased by easy access to a system of inland waterways in the greater Shanghai area. We believe that the location and access to transportation alternatives of the Datun Mines provide significant transportation cost advantages and reduce the risk of disruptions or delays due to transportation capacity constraints.

Yaoqiao Mine. We are currently extracting raw coal from three primary coal seams with thicknesses of 5.5, 3.3 and 1.1 meters at the Yaoqiao Mine. As of 30 June 2006, the total marketable reserves at the Yaoqiao Mine amounted to 130 million tonnes. In 2005, the Yaoqiao Mine's annual production output was 3.40 million tonnes. As of 30 June 2006, the recovery rate of the Yaoqiao Mine was 82.6%.

Xuzhuang Mine. We are currently extracting raw coal from three primary coal seams with thicknesses of 5, 2.9 and 1.1 meters at the Xuzhuang Mine. The total marketable reserves at the Xuzhuang Mine amounted to 40 million tonnes as of 30 June 2006, and its annual production output was 1.41 million tonnes in 2005. As of 30 June 2006, the recovery rate of the Xuzhuang Mine was 76.8%.

Longdong Mine. We are currently extracting raw coal from two primary coal seams with thicknesses of 5.5 and 0.7 meters at the Longdong Mine. The total marketable reserves at the Longdong Mine amounted to 21 million tonnes as of 30 June 2006. According to the SRK report, the Longdong Mine's production output was 1.16 million tonnes in 2005. As of 30 June 2006, the recovery rate of the Longdong Mine was 77.6%.

Kongzhuang Mine. We are currently extracting raw coal from three primary coal seams with thicknesses of 4.9, 3.1 and 0.8 meters at the Kongzhuang Mine. The total marketable reserves at the Kongzhuang Mine amounted to 30 million tonnes as of 30 June 2006 and its annual production output was 1.15 million tonnes in 2005. As of 30 June 2006, the recovery rate of the Kongzhuang Mine was 74.7%.

Nanliang Mining Area

Our Nanliang Mining Area consists of one underground mine, the Nanliang Mine, located in northern Shaanxi Province. We are currently extracting raw coal from five primary coal seams with thicknesses ranging from 1.1 meters to 4.1 meters at the Nanliang Mine. The total marketable reserves of the Nanliang Mine amounted to 51 million tonnes as of 30 June 2006. The Nanliang Mine primarily produces thermal coal by utilizing the longwall mining method. In 2005, the annual production output of this mine was 0.98 million tonnes. As of 30 June 2006, the recovery rate of the Nanliang Mine was 75.0%.

Our Coal Processing Plants

We own and operate a total of thirteen coal processing plants, ten of which are located in close proximity to our mines, and three of which are strategically positioned at major coal collection and transportation centers in Shanxi Province. At these facilities, we process and blend raw coal extracted from our mines, along with coal we purchase from other coal producers. By purchasing raw coal from local and regional producers, we are able to increase our total coal output, and sell such coal through our extensive sales and distribution networks to our customers. We have constructed a new processing plant at the Shaqu Mine, which is currently under trial production. We have also recently commenced trial operations at three new coal processing plants in the Pingshuo Mining Area.

We use modern dense media processing methods for the majority of our coal processing. The following table sets forth key information regarding our coal processing plants:

	Output in 2005	Output in 2006E	Processing method	Coal yield[1]	Designed annual capacity	Utilization rate in 2006E
	(million tonnes)	(million tonnes)		(%)	(million tonnes)	(%)
Pingshuo Mining Area						
Antaibao	15.8	19.16	DMC	82	15.0	127.7[2]
New Antaibao[3]	—	3.79	DMC	80	10.0	37.9
Anjialing	15.5	17.17	DMC	80	15.0	114.5
New Anjialing[4]	—	3.30	DMC	80	10.0	33.0
Muguajie[5]	—	0.57	DMC	80	6.0	9.5
Liliu Mining Area						
Shaqu	1.0[6]	1.57[6]	Jig	85	1.5	52.3[6]
New Shaqu			DMC	85	3.0	
Datun Mining Area						
Datun	1.3	1.25	Jig	68	1.8	69.4
Longdong	1.3	0.21	Jig	85	1.2	17.5
Kongzhuang	0.9	0.92	DMC	68	1.1	83.6
Other Coal Processing Plants						
Shuozhong	2.5	1.85	DMC	75	5.0	37.0
Zhongxin	2.7	1.01	DMC	85	3.6	28.1
Dazhong	3.3	1.60	DMC	92	3.6	44.4
Total	44.2	52.40				

(1) Coal yield is for wash plant yield only.

(2) Utilization rates of our coal processing plants are estimated as of 30 June 2006 based on the assumption that each coal processing plant will be operated on a 300-day basis annually. As a result, where any one of the coal processing plants is operated for more than 300 days in any given year at its full capacity, its utilization rate may exceed 100%.

(3) New Antaibao commenced trial operations in July 2006.

(4) New Anjialing commenced trial operations in June 2006.

(5) Muguajie commenced trial operations in February 2006.

(6) On 3 August 2005, the new coal processing plant at the Shaqu Mine replaced the Shaqu coal processing plant.

Expansion of Our Coal Mines

Coal mines under development

Antaibao Underground Mine. We commenced construction of an underground mine, the Antaibao Underground Mine, in the Pingshuo Mining Area in 2005. As of 30 June 2006, the total proved and probable

reserves of this mine were 496 million tonnes and the marketable reserves amounted to 380 million tonnes, according to the SRK Report. After its completion, coal from the Antaibao Underground Mine will be used to produce thermal coal products. The Antaibao Underground Mine is scheduled for full production in 2009, and it is expected to have an annual production volume of 8.0 million tonnes of coal. We plan to spend approximately RMB298.0 million, RMB390.0 million and RMB29.0 million, respectively, in 2006, 2007 and 2008 on the construction of the Antaibao Underground Mine.

Pingshuo East Open Pit Mine. We commenced construction of our third open pit mine, the Pingshuo East Open Pit Mine, in the Pingshuo Mining Area in 2006. As of 30 June 2006, the total proved and probable reserves of this mine were 981 million tonnes and the marketable reserves amounted to 818 million tonnes, according to the SRK Report. Coal from the Pingshuo East Open Pit Mine will be used to produce thermal coal products. Full production is scheduled for 2009 with a planned annual output of 20.0 million tonnes of coal. We plan to spend approximately RMB200.0 million, RMB2,447.0 million and RMB2,224.0 million on the construction of the Pingshuo East Open Pit Mine in 2006, 2007 and 2008, respectively. As of the Latest Practicable Date, we obtained the exploration right permit to formulate our production plan to apply for the mining right permit in respect of the Pingshuo East Open Pit Mine. We are currently applying for the mining rights. Subject to the government approval, the mining rights are expected to be obtained in March 2007.

Wangjialing Underground Mine. The Huajin Joint Venture is currently constructing a large underground mine, the Wangjialing Mine. Wangjialing Underground Mine is situated at the southwestern part of the Xiangning Mining Area in the Shanxi Province. All the coal mined at the Wangjialing Underground Mine will be used to produce coking coal products. As of 30 June 2006, the total proved and probable reserves of this mine were 319 million tonnes and the marketable reserves amounted to 305 million tonnes. We expect the Wangjialing Underground Mine to reach a total production capacity of 6.0 million tonnes once it reaches full production in 2010. In addition, the Huajin Joint Venture plans to construct a coal processing plant with a designed production capacity of 6.0 million tonnes per annum and an electric power plant with an installed capacity of 2 x 50 MW using coal tailing from the Wangjialing Underground Mine as fuel to power the mine and the coal processing plant. The total investment in the construction of the Wangjialing Underground Mine and ancillary facilities is estimated to be RMB2,311.2 million. The Huajin Joint Venture plans to spend RMB182.0 million, RMB1,070.0 million and RMB1,023.0 million on the expansion project in 2006, 2007 and 2008, respectively.

We believe that by 2010, after commencement of full production at these three new mines, our total annual coal production capacity will exceed 100.0 million tonnes.

Risk Assessment

Our independent technical consultant, SRK, has performed a risk assessment on each of our coal mines and coal processing plants and has confirmed in its report that none of them is at high risk. SRK has further confirmed that no management problems or foreseeable dangers and risks of decreased production exist at our coal mines and coal processing plants. Our management team is aware of the operational risks and fully understands that the management of safety and production are important elements to reduce the operational risks involved. However, we do not have any provisions for any unforeseeable decreases in production. As all of our production facilities operate on the basis of designed production capacity, in the event that any unforeseeable events result in decreased production, SRK is of the opinion that we do not have additional production capacity to compensate for any loss in production volumes. See "Appendix VI — Independent Technical Report".

Coal products

Our coal products include raw coal extracted from our own mines. We blend coal at our processing plants from various sources, including our own mines, to achieve specific thermal contents, as well as particular chemical and physical properties, in accordance with customer requirements. The required properties may vary depending on the intended use of the coal, such as for power generation, metallurgical production, or other purposes. We produce a variety of coal products based on our customers' needs and subject to the quality and properties of the coal produced from each of our coal mines. The following table sets forth certain coal characteristics of our current principal coal products:

	Calorific value	Sulphur content	Ash content	Moisture content	Ash fusion temperature	Volatile matter content
	(Kcal/kg)	(%)	(%)	(%)	(°C)	(%)
Thermal coal						
Pingshuo No. 1	5,800	1.0	17.0	9.0	1,400	30.5
Pingshuo No. 2	5,500	1.3	20.0	9.0	1,400	30.0
Pingshuo No. 3	5,000	1.2	26.0	9.0	1,400	28.0
Pingshuo No. 4	4,000	1.3	36.0	9.0	1,400	24.0
Pingshuo No. 5	4,900	—	27.0	9.0	1,400	28.0
Pingshuo No. 6	5,200	1.1	21.0	11.5	1,400	30.0
Datun Thermal	5,500	1.0	21.5	8.0	1,400	38.0
Nanliang Thermal	6,000	0.4	10.0	12.5	1,150	33.0
Coking coal						
Huajin Metallurgical	—	<0.5	<10.0	10.0	—	18.0-21.0
Semi-hard coking coal						
Datun Metallurgical	—	0.75	7.5	13.0	—	37.0

Mining rights

The mining rights associated with each of the Pingshuo Mining Area, Liliu Mining Area, Xiangning Mining Area, Datun Mining Area and Nanliang Mining Area are owned by the respective operator of the mine. We hold at least a majority interest in all of these mine operators, except for the Huajin Joint Venture, in which we hold a 50% interest. Registered holders of mining right permits are required to pay mining right permit fees and taxes to the government. See "Appendix VI — Independent Technical Report" for detailed information on our mining right permits. The following table sets forth details of our mining rights.

Mining area/mines	Registered mining right permit holder/certificate number	Mining method*	Area	Mining right permit date	Mining right validity	Mining right permit renewal date
			(km²)	(year/month)	(years)	(year/month)
Operational mines						
Pingshuo Mining Area						
Antaibao	Shanxi China Coal Ping Shuo Antaibao Coal Company Limited/ 1000000620107	OP	24.0	2006/09	25	2031/01
Anjialing	Pingshuo Anjialing Surface Mine Co., Ltd./ 1000009940011	OP	54.7	1999/05	30	2029/05
Anjialing	Pingshuo Anjialing Surface Mine Co., Ltd./ 1000000410027	UG	10.7	2004/07	30	2034/07
Liliu Mining Area						
Shaqu	Huajin Coking Coal Co., Ltd./ 1000000420071	UG	138.4	2004/12	27	2031/09
Datun Mining Area						
Yaoqiao	Shanghai Datun Energy Resources Co., Ltd./ 1000000020071	UG	63.8	2000/04	29	2029/04
Kongzhuang	Shanghai Datun Energy Resources Co., Ltd./ 1000000020072	UG	44.1	2000/04	29	2029/04
Xuzhuang	Shanghai Datun Energy Resources Co., Ltd./ 1000000320025	UG	38.4	2003/08	26	2029/04
Longdong	Shanghai Datun Energy Resources Co., Ltd./ 1000000020073	UG	25.0	2000/04	29	2029/04
Nanliang Mining Area						
Nanliang	Shaanxi Nanliang Coal Co., Ltd./ 1000009920052	UG	19.3	1999/08	20	2019/08
Mines under development						
Antaibao	Our Company/ 1000000620127	UG	19.2	2006/11	29	2036/08
Wangjialing	Huajin Coking Coal Co., Ltd./ 1000000420072	UG	176.7	2004/12	27	2031/09

* *Mining method includes open pit ("OP") mines and underground ("UG") mines.*

In addition, as of the Latest Practicable Date, we obtained the exploration right to formulate our production plan for the purpose of applying for the mining right permit in respect of the Pingshuo East Open Pit Mine, which is currently still under development. We are currently applying for the mining right permit. Subject to the government approval, the mining right permit is expected to be obtained in March 2007. According to an opinion issued by our PRC legal adviser, Jia Yuan Law Firm, under PRC laws, there are no legal obstacles to obtaining such mining right permit; however, in the event that we are unable to obtain such mining right permit at the expected date, our business development and financial condition may be adversely affected. We own the mining right permit for the Antaibao Underground Mine.

Where residual reserves remain after the term of the mining rights expires, the holders of such mining rights have a preemptive right to apply for extensions for additional terms, according to the mineral resources regulations of the PRC and corresponding regulations. There is no minimum residual reserve requirement for the renewal of mining rights, provided that any residual reserves remain. Apart from the remaining proved and

probable reserves within a mining area, there are no other conditions affecting the application for extension for additional terms provided that the holder of such mining rights has fulfilled all of its obligations. If any of our mines has any residual proved and probable reserves when its mining right permit expires, we intend to submit an application to renew the mining right permit. The Directors of our Company believe that under the current legal requirements there would be no foreseeable major obstacle in renewing our mining rights when any of them expire. The following table sets forth details of the recoverable reserves, the year the mining rights should be renewed, volumes mined under the current mining right tenure and volumes mined under the renewed mining right tenure of our mines. See also "Appendix VI — Independent Technical Report" to this Prospectus for mining quantities under current mining rights and renewed mining rights.

Mine	Recoverable reserves[1]	Year the mining rights should be renewed	Tonnes mined under current mining right tenure	Tonnes mined under renewed mining right tenure
	(Mt)		(Mt)	(Mt)
Pingshua Mining Area				
Antaibao Open Pit	151	2031	151	—
Anjialing Open Pit	656	2029	575	81
Anjialing Underground	168	2034	168	—
Pingshuo East Open Pit[2]	939			
Antaibao Underground	436	2036	240	196
Liliu Mining Area				
Shaqu	423	2031	125	298
Wangjialing	330	2031	150	180
Datun Mining Area				
Yaoqiao	161	2029	78	83
Xuzhuang	50	2029	32	19
Longdong	23	2029	23	—
Kongzhuang	33	2029	26	7
Nanliang Mining Area				
Nanliang	51	2019	16	35
Total	3,420		1,584	898

(1) Recoverable reserves are based on 30 June 2006 figures.

(2) As of the Latest Practicable Date, we obtained the exploration right permit to formulate our production plan to apply for the mining right permit in respect of the Pingshuo East Open Pit Mine. We are currently applying for the mining rights. Subject to government approval, the mining rights are expected to be obtained in March 2007.

Coal production process

Our mining operations involve five main processes: tunneling and underground mine layout, which is applicable to underground mines only, mining, conveying, coal processing and reclamation.

Tunneling and Underground Mine Layout

When constructing an underground mine, the tunneling process is necessary for the installation of conveyors and for the preparation of the mining work face. We also use tunneling to construct new longwall mining work faces after we finish constructing the underground mine to ensure continuous mining operations. We use high-powered tunneling machines to make tunnels where conditions are suitable. When the geological conditions are not suitable for the use of tunneling machines, we use explosives for tunneling. We send all the

coal extracted from these tunnels to our coal bunkers and store it together with the coal extracted from the longwall coalfaces.

Extracting

We use two principal mining methods for underground mines:

- If the depth and geological conditions of the coal seam are suitable, we utilize an advanced and comprehensive top coal caving mining technology to extract the coal. After utilizing longwall mining technology to mine the coal at the height of the supporting facilities of the mining face and lowering the tail canopy of the hydraulic roof support, the pressure from the roof of the coal seam will cause the coal at the top to naturally drop to the conveyor behind the hydraulic roof support, which will convey the coal outside of the coal mining face. This technology has the benefit of high mining efficiency, safety and high recovery rate.
- The longwall mining technique is a fully mechanized mining method for underground mines. The mining face is supported by hydraulic roof supports, and the coal is extracted by coal shearers, after which the coal is conveyed by a conveyor system to the ground surface. Once the area utilizing the longwall mining has been mined, the longwall mining system will be moved to a new mining area. The benefits of the longwall mining system are high production volumes, high recovery rates, safety and reliability.

Coal extraction at our open pit mines is conducted using the following process:

- At present, coal production at our open pit mines utilizes a truck-and-power shovel mining system. We determine the mining area arrangement and overburden stripping position in accordance with the alignment of the coal deposit. Subsequent to professional blasting of the mines, the rock is removed by power shovel and truck from above the coal seam. Coal is extracted using a power shovel and transported to our processing plant using a truck and conveyor system.
- We believe that with the technological advancements allowing greater access to the mining face in the open pit mines, we will in the future use continuous or semi-continuous mining methods that combine the use of power shovels and removable crushers and conveyors so as to control and reduce costs.

Conveying

We convey the coal we extract from our coal mines either to ground storage or to the respective coal processing plants via an overland conveyor system, such as by conveyor belts or trucks. In addition, we have constructed comprehensive underground roadway systems in each of our underground mines to transport workers and equipment.

Coal processing

We transport raw coal to our coal processing plants after excavation for classification and for further purification to remove slush, rock, inorganic sulfur and other contaminants. We also blend different types of coal to adjust its coal characteristics and quality to meet customer specifications. Each of our four mining areas has one or more coal processing plants. In addition, we have constructed three independent coal processing plants at major coal collection and transportation centers in Shanxi Province, for a total of thirteen coal processing plants owned and operated by us. All of our coal processing plants are highly automated and

equipped with advanced coal processing facilities. We purchase most of our equipment from international manufacturers. After the coal has been processed, it is loaded onto cars through automated, high-speed loadout depots connected to our mine railways.

Reclamation

We believe that the operations at all of our mines are in substantial compliance with environmental and reclamation requirements. We are required by the PRC laws to reclaim and restore mining sites to their prior condition after completion of mining operations. Reclamation activity typically involves the removal of buildings, equipment, machinery and other physical remnants of mining, restoration of land features in mined-out areas, dumping sites and other mining areas, and contouring, covering and revegetation of waste rock piles and other disturbed areas. We had accrued RMB698.5 million for the provision of close down, restoration and environmental costs as of 30 June 2006.

Raw materials, energy and water

We purchase certain raw materials for our coal production and sales, consisting principally of coal purchased from third parties that we blend with our coal. Other materials include facility accessories, diesel fuel, explosives for mining activities and roof supporting materials.

We believe that we have established stable cooperative relationships with our key suppliers of raw materials, which enable us to obtain a reliable supply of most of the materials required by our coal production process. We further believe that many alternative suppliers exist for most of the materials we purchase and, therefore, we do not foresee any difficulty in obtaining an adequate supply of these materials. We generally receive credit terms from our suppliers for our coal operations ranging from ten days to one month.

Electricity and diesel fuel are our main sources of energy.

Our main source of water is underground water. We have not experienced any major disruption in electricity, diesel fuel or water supply in recent years.

Coal sales

The following table sets forth information regarding the domestic and overseas sales of raw coal from our mines and clean coal processed at our coal processing plants:

	Year ended 31 December						Six months ended 30 June			
	2003		2004		2005		2005		2006	
	(Million tonnes)	(% of total)	(Million tonnes)	(% of total)	(Million tonnes)	(% of total)	(Million tonnes)	(% of total)	(Million tonnes)	(% of total)
Domestic sales....	23.2	62.3	31.7	67.7	39.5	77.5	16.9	72.4	21.7	83.0
Overseas sales	14.0	37.7	15.2	32.3	11.5	22.5	6.4	27.6	4.4	17.0
Total............	37.3	100.0	46.9	100.0	51.0	100.0	23.4	100.0	26.2	100.0

Domestic sales

We conduct coal sales in the domestic market by means of long-term sales contracts and spot market sales. The long-term sales contracts generally have a minimum term of not less than one year, with annual price determination provisions. The spot market sales generally specify the quantities and timing of purchases planned over a period of no more than one year.

Since 2002, the price of domestic coal sales has been largely determined by market forces. For further details on the price of domestic coal, see "Industry Overview — The PRC coal industry". Currently, our pricing decisions take into account: (i) prices in the relevant local coal markets (inclusive of transportation costs); (ii) the grade and quality of the coal; and (iii) the sales volume and the length and stability of relationships with customers. Our long-term contracts contain provisions relating to price adjustment mechanisms, coal quality requirements, coal quantity, permitted sources of supply, future regulatory changes, extension options, force majeure, termination and assignment of contract. Depending on the sales region and the type of customer, our coal prices may be quoted as ex-mine prices, FOB, DES or CFR (all inclusive of VAT). Since 2000, domestic coal prices have been on an upward trend, driven primarily by increased demand from the power and steel industries. The following table sets forth selected price information, for the periods indicated, for our domestic sales to external customers from long-term contract sales and spot market sales:

	Year ended 31 December									Six months ended 30 June					
	2003			2004			2005			2005			2006		
	Price	Sales volume	Percentage of sales volume	Price	Sales volume	Percentage of sales volume	Price	Sales volume	Percentage of sales volume	Price	Sales volume	Percentage of sales volume	Price	Sales volume	Percentage of sales volume
	(RMB/ tonne)	(million tonnes)	(% of total)	(RMB/ tonne)	(million tonnes)	(% of total)	(RMB/ tonne)	(million tonnes)	(% of total)	(RMB/ tonne)	(million tonnes)	(% of total)	(RMB/ tonne)	(million tonnes)	(% of total)
Long-term contract sales	202	9.9	42.4	269	26.9	84.7	315	34.4	87.1	318	15.2	89.6	320	21.0	96.7
Spot market sales	154	13.4	57.6	189	4.8	15.3	262	5.1	12.9	267	1.8	10.4	305	0.7	3.3
Total	175	23.2	100.0	257	31.7	100.0	308	39.5	100.0	312	16.9	100.0	320	21.7	100.0

As of the Latest Practicable Date, we had long-term domestic sales contracts for thermal coal with four of the five largest Chinese companies in the power generation sector. In addition, we had 15 long-term coal supply contracts with China's major power companies. Pursuant to the terms and conditions of these long-term domestic sales contracts, we have agreed to supply approximately 46.4 million tonnes, 53.8 million tonnes, and 59.8 million tonnes of thermal coal in 2006, 2007, and 2008, respectively, to our domestic customers.

Overseas sales

Through our licensing arrangement with ChinaCoal Group, our centralized sales force manages all the sales of our coal products to overseas customers, mainly located in countries and territories in the Asia-Pacific region, including Japan, Korea and China Taiwan. ChinaCoal Group generally charges us an agency fee. See "Connected Transactions" for details regarding this agency fee.

Our export contracts generally have terms ranging from one to five years. Contracts of a longer term typically do not include price terms, which are negotiated on an annual basis. These contracts typically stipulate procedures for quality control, sampling and weighing. In some instances, buyers have the option to adjust annual or monthly volumes within a pre-set range as agreed by the parties. We believe we have a good record of meeting our contractual delivery, supply and coal quality requirements.

We generally sell our coal on an FOB basis at the loading port, with purchasers paying the costs of ocean freight. Payments for our overseas sales are made by letter of credit or telegraphic transfer in U.S. dollars.

Coal Trading and Services

The following table sets forth information regarding the revenue generated by our proprietary coal trading and import/export-related services in the years ended 31 December 2003, 2004, 2005 and the six months ended 30 June 2005 and 2006:

	Year ended 31 December						Six months ended 30 June			
	2003		2004		2005		2005		2006	
	(RMB million)	%	(RMB million)	%	(RMB million)	%	(RMB million)	%	(RMB million)	%
Proprietary coal trading	4,025.5	97.0	4,159.2	95.4	7,263.4	96.2	4,231.5	97.4	2,856.5	96.5
Import and export related services	122.4	3.0	198.7	4.6	287.5	3.8	114.2	2.6	102.6	3.5
Total	4,148.0	100.0	4,357.9	100.0	7,550.9	100.0	4,345.6	100.0	2,959.1	100.0

Proprietary coal trading

We source raw coal and clean coal from both domestic and international coal producers and resell it without further processing to customers, including power plants, steelmakers, coking plants, chemicals plants and other coal traders. In 2005, we resold 18.6 million tonnes of coal directly to domestic customers and 2.5 million tonnes to overseas consumers. Our trading sales are concentrated in the power production sectors.

The weighted average sales prices per tonne for our domestic proprietary trading sales over the past three years were RMB239 in 2003, RMB287 in 2004 and RMB307 in 2005, and the weighted average export sales price per tonne were RMB260, RMB612, and RMB627 in the same periods, respectively.

Import and export-related services

Our parent company, ChinaCoal Group, is the largest coal exporter in China, with coal exports of 14.3 million tonnes in the six months ended 30 June 2006 and over 20 years of trading experience. ChinaCoal Group is one of only four companies in China possessing the Coal Export Right. Coal exports in China must comply with the national export quotas determined annually by the NDRC and MOFCOM. For the years ended 2003, 2004, 2005 and 2006, the total national export quotas for coal were 100.0 million tonnes, 80.0 million tonnes, 80.0 million tonnes and 80.0 million tonnes, respectively. For the same periods, ChinaCoal Group received 49.6 million tonnes, 36.2 million tonnes, 38.2 million tonnes and 38.2 million tonnes, respectively, of the total national export quotas, accounting for nearly 50% of the total national export quotas for each of the relevant periods and among which 14.0 million tonnes, 15.2 million tonnes, 11.5 million tonnes and 4.4 million tonnes, respectively, were allocated to us for the export of our coal products.

Through the Restructuring, we succeeded to the export and domestic trading businesses of ChinaCoal Group, including its sales force, distribution network, customer relationships and port facilities. Pursuant to the Services Agreement, which expires in 2008, we export our coal products through ChinaCoal Group. We intend to renew this agreement upon its expiration to continue exporting our coal products through ChinaCoal Group, and we believe that, given our close relationship with ChinaCoal Group and its interest in our Company, there will be no obstacles to our obtaining such renewal. Furthermore, because the PRC Government allocates export quotas to three other coal exporters in addition to ChinaCoal Group, we are also able to export our coal products through these other coal exporters. Under PRC regulations, only State-owned enterprises are authorized to apply for annual export quotas and the relevant coal export permits, and currently only four coal enterprises have received such authorization. See "Regulations — The coal industry — Coal trading". The coal export agency services industry is generally market-driven, and each of the four Coal Export Right holders generally provides services to any coal producers who engage it for coal export, subject to

the quota allocated to them by the NDRC and MOFCOM. We therefore do not believe that we will face any obstacles in exporting our coal products through these other three coal exporters. Together with ChinaCoal Group (which, as the holder of the Coal Export Right, performs such services as entering into export agreements, customs clearance, and receipt of payment and settlements), we provide a full range of export-related documentary and logistical services. See "Connected Transactions".

The overseas sales for which ChinaCoal Group acts as an export agent, including overseas sales of our coal products, are made principally to coal consumers in the Asia-Pacific region.

We receive service fees for the provision of export-related services to ChinaCoal Group for its export agency services to domestic coal exporters. According to the Services Agreement, we are entitled to deduct 0.8% to 1.3% of the total export transaction amount from the export coal producers as our service fees.

We act as an agent to procure coal in the international markets and from overseas coal producers on behalf of domestic coal consumers. As no operating license is required for the coal import business, we are not restricted by any import quotas and are able to operate our coal import business according to market demand and customers' needs. Our services include one or the combination of: (i) sourcing coal products from international markets or overseas coal producers based on the customers' specifications; (ii) negotiating the price for domestic consumers; (iii) co-signing of sales and purchase contracts with domestic consumers; and (iv) arranging logistics and customs clearance. We believe that our customers are able to receive quality coal products at reasonable prices by benefiting from our market knowledge and relationships with overseas coal producers.

Sales and Marketing

Our coal sales and proprietary trading business are primarily carried out by our centralized sales forces located in Beijing, northern China and the major ports for coal sales. A limited amount of our coal products produced in the Liliu Mining Area and the Datun Mining Area are sold by the sales teams of the Huajin Joint Venture and Shanghai Datun Energy, respectively.

Our domestic sales are conducted primarily through our own sales force. Our centralized sales force sells: (i) raw coal from our mines; (ii) clean coal processed from our coal processing plants; and (iii) raw and clean coal that we purchase from other producers. We are in the process of further centralizing and coordinating our sales and marketing efforts to take full advantage of our extensive sales and distribution channels, wide network of customer relationships and industry knowledge and experience. In China, we have established sales branch offices to sell our own coal products, conduct domestic coal trading and support coal transshipment and export services at such major coal ports as Qinhuangdao, Tianjin, Qingdao, Rizhao and Lianyungang. Our sales personnel periodically visit our customers to provide after-sales services.

We determine a customer's payment method based on factors such as our prior dealings with the customer, volume of sales, the customer's current financial position and the prevailing market conditions. For new or short-term customers, we require full payment prior to delivery. All payments by our domestic customers are made in Renminbi. In recent years, we have not experienced any significant payment collection issues.

Customers

Our customers for coal are located in various regions throughout China and around the world.

We sell thermal coal to large coal-fired power plants, chemical engineering companies, and cement and construction material companies in eastern, southern and northern China. ChinaCoal Group sells our thermal coal under an export agency agreement to power plants and other customers in various industries in other countries and territories, mainly Japan, Korea and China Taiwan.

Our major external coking coal customers include large steelmakers, including Baosteel, Taisteel, and Baogang, and independent coking plants in China. ChinaCoal Group, acting as our export agent, sells our coking coal under an export agency agreement to major overseas customers including Nippon Steel and Posco Iron and Steel. Since August 2003, we have also sold limited amounts of coking coal to our coking plants. Such sales are accounted for as inter-segment sales in our combined financial statements, and are eliminated upon consolidation.

We generally grant our external customers for our coal operations credit terms ranging from three to six months.

Certificates and Compliance with Regulations for Coal Operations

Enterprises that engage in coal production are required to obtain a mining right permit, work safety permit, coal production permit, mine manager qualification certificate and mine principal safety qualification certificate. Jia Yuan Law Firm, our PRC legal adviser, has confirmed that each of our nine mines in operation has obtained all the foregoing certificates and/or permits. Jia Yuan Law Firm has also confirmed that the scope and operations of our coal production business are in compliance with relevant laws, regulations and administrative rules and that we have obtained for our coal production business the requisite licenses, permits, certificates, authorizations and approvals. For details of the laws, regulations and regulatory documents relating to coal production, see "Regulations — The coal industry — Coal production".

Enterprises that engage in the wholesaling and retailing of raw coal, processed coal production and the distribution of coal for residential use shall obtain a Coal Operation Qualification Certificate. Jia Yuan Law Firm has also confirmed that ten of our companies, which are our subsidiaries and joint ventures, have obtained the said certificates, and thus are qualified to conduct the relevant coal operations.

Jia Yuan Law Firm has also confirmed that the controlling shareholder of our Company, ChinaCoal Group, is one of only four coal companies in China possessing a Coal Export Right.

In addition, Jia Yuan Law Firm has confirmed that the scope and operations of our coal trading and export service-related services are in compliance with the relevant laws, regulations and regulatory documents and that we have obtained for our coal trading business the requisite licenses, permits, certificates, authorizations and approvals. For details of the laws, regulations and regulatory documents relating to coal trading and export, see "Regulations — The coal industry — Coal trading".

Our Company is subject to regular inspections and examinations by the relevant PRC authorities, such as the annual review of coal mines by the NDRC. The latest results of regular inspections and examinations by the State Administration of Coal Mine Safety and Administration of Coal Mine Safety in Shaanxi and Shanxi Province for our Yaoqiao Mine, Longdong Mine and Xuzhuang Mine in April 2006, for our Nanliang Mine in August 2006 and for our other mines in September 2006 indicate that such mines meet the relevant requirements. In addition, all the mines of our Company have passed the 2005 Annual Review by the NDRC with respect to their Coal Production Permit.

Competition

A number of factors affect the markets in which we sell our coal products. Coal prices depend primarily on the coal consumption patterns of the electric power and metallurgical industries in China, the availability, location and cost of transportation and price of competing coal and other energy resources. Coal consumption patterns are affected primarily by the demand for electricity, by environmental and other governmental regulations and by technological developments.

We principally compete in China's domestic market and the Asia-Pacific regional market.

Domestic market

China's domestic coal market is characterized by competition among a very large number of coal suppliers, with no individually dominant nationwide supplier. The five and ten largest coal producers in China, including ChinaCoal Group, accounted for only 17.7% and 25.2%, respectively, of the country's total 2005 raw coal production. The domestic coal market is segmented principally by location, given the significant costs associated with coal transport, and also by coal characteristics, such as heat value, sulphur content, ash content and moisture content and volatility. We compete on the basis of reliable and timely delivery, customer service, coal quality and price.

Our principal domestic competitors are a number of large coal producers located in the major coal-producing provinces and regions, including Shanxi and Shaanxi Provinces and the Inner Mongolia Autonomous Region, including Shenhua Group Corporation, Datong Coal Mining Company, Shanxi Coking Coal Company and Yankuang Group Company. Certain of our competitors from these regions have substantial reserves and enjoy better mining conditions, the latter of which allows them to mine coal at a relatively lower production cost. However, competitors from these regions also face significantly higher transportation costs when transporting their coal products to sea ports and to their customers in eastern China due to the greater distances. Our Pingshuo Mining Area is one of the closest to end customers among all major coal mines situated in the major coal-producing provinces in northern and northwestern China, and our Datun Mining Area is located in the heart of one of China's largest coal demand centers. In addition to the large-scale coal producers which are our principal competitors, we also compete to a certain degree with smaller mines located in proximity to our customers. See "Risk Factors — Risks relating to China's coal industry and our businesses — We may be unable to compete effectively against other coal producers and sellers".

We and other domestic coal producers encounter limited competition from imports for our domestic customers. In 2005, only 1.2% of the coal consumed in China was imported.

Export market

We mainly export coal through ChinaCoal Group to several countries and territories in the Asia-Pacific market, including Japan, Korea and China Taiwan. These markets are generally characterized by high energy consumption levels and small coal reserves, creating a significant demand for coal imports. With respect to overseas sales, we compete with certain major overseas coal mining companies, mainly located in Australia and Indonesia, and major Chinese coal exporters. Certain of these competitors have greater financial, marketing, distribution and other resources than we do. However, we believe that we benefit from a more established customer base and sales channel compared to our domestic competitors and shorter transportation distances and lower costs compared to our overseas competitors.

COKING OPERATIONS

Overview

We operate one of China's largest coking businesses not affiliated with a steelmaker. Our main products include coke and coal-based chemicals. In addition, we provide export agency services to China's coke exporters who engage ChinaCoal Group as an export agent. In China, conducting the direct export of coke products is subject to the export quota and export permit system. We plan to apply for export quotas in 2008 to export our coke products directly in 2009. Prior to May 2003 when we started operating our first coking plant, our coking operations focused on the sale of coke in China's domestic market on a trading basis and the provision of export-related services. We have gradually increased our production since the fourth quarter of 2003 by constructing new coking plants and upgrading existing plants. We sold 1.0 million tonnes, 1.0 million tonnes, 1.3 million tonnes and 1.0 million tonnes of coke in 2003, 2004, 2005 and the six months ended 30 June 2006, respectively. The following table illustrates our domestic and overseas sales by revenue and percentage of their contribution to our coking operations segment for the periods indicated:

	Year ended 31 December						Six months ended 30 June			
	2003		2004		2005		2005		2006	
	(RMB million)	(%)	(RMB million)	(%)	(RMB million)	(%)	(RMB million)	(%)	(RMB million)	(%)
Domestic sales......	83.3	7.8	233.6	11.5	587.3	36.9	215.1	22.9	610.3	60.3
Overseas sales	981.7	92.2	1,805.6	88.5	1,004.0	63.1	723.5	77.1	402.1	39.7
Total	1,064.9	100.0	2,039.2	100.0	1,591.3	100.0	938.6	100.0	1,012.4	100.0

(1) Revenue includes coal-based chemicals and coke export-related services.

Products and Services

Our coke products include mainly metallurgical coke and foundry coke. We process coking coal into coke in our five coking plants pursuant to specifications given by our customers. We also purchase and resell coke in the domestic and international markets. We produce coal-based chemicals in our coking plants and ancillary facilities. Our main chemicals products include coke oven gas, refined tar, benzene, technical and refined naphthalene, methanol, sulfur and phenol. All the coke oven gas we produce is used in power generation so as to increase the efficient use of resources and increase cost-efficient recycling.

ChinaCoal Group, having been granted export quotas by the PRC Government, is one of the largest coke exporters in China. Through the Restructuring, we succeeded to the long-established export and domestic trading business of ChinaCoal Group, including the sales force, distribution network, customer relationships and port facilities.

In 2005, ChinaCoal Group allocated all of its export quotas to us.

Coking Facilities

We, through wholly owned and majority-owned subsidiaries and an associated company, operate coking facilities in five separate locations across northern and northeastern China. Depending on the raw material and production process, as of 30 June 2006, our coking plants and ancillary facilities had an annual production capacity of up to 4.5 million tonnes of coke, 1,532 million cubic meters of coke oven gas, 167,580 tonnes of coal tar, 47,880 tonnes of crude benzol and 36,180 tonnes of ammonium nitrate.

The following table sets forth the designed annual production capacity of our five coking plants:

Coking plant	Designed annual production capacity[(1)]	Utilization rate
		Six month period ended 30 June 2006
	(million tonnes)	(%)
Jiuxin Plant	2.0	33.9
Jingda Plant[(2)]	0.5	23.8
Longquan Plant[(2)]	0.4	42.3
Mudanjiang Plant[(2)]	0.4	85.9
Xuyang Plant	1.2	53.7

(1) Designed maximum annual production capacity calculated as of 30 June 2006 on a 300-operational day basis.

(2) The companies that own and operate these coking plants are currently in the process of applying to be included in the qualified producers catalog. We confirm that there are no substantial obstacles in the application process.

As of 30 June 2006, the Jiuxin Plant, Jingda Plant, Longquan Plant and Xuyang Plant were in the start-up stage and not in full operation. As a result, the estimated utilization rates of these four plants were lower than that of Mudanjiang Plant, our first coking plant.

Raw Materials

We have centralized the procurement of raw materials, including coking coal, for all of our coking operations, to obtain the best available pricing and supply terms. Our major sources of coking coal include: (i) mines in the vicinity of our various coking plants; and (ii) the Huajin Joint Venture, which agreed in 2005 to supply us with up to 180,000 tonnes of high-quality coking coal. We generally receive credit terms ranging from five to forty-five days from our suppliers for our coking operations. As of the Latest Practicable Date, we had not experienced any major interruption of raw material supplies for our coking operations.

To date, none of our Directors, their associates or ChinaCoal Group is related to or owns any interest in any of the five largest suppliers for our coking operations.

Sales and Marketing

We sell coke and coal-based chemicals in the domestic and international markets through a specialized sales and marketing force operated by China Coal & Coke Holding Limited, our wholly owned subsidiary, which sets prices for our coking products and enters into sales contracts with our customers. Through the implementation of our centralized management system, including centralizing our sales and marketing forces, we have been able to significantly reduce duplication of marketing efforts and potential competition among our plants.

ChinaCoal Group serves as our agent to export coke produced in our coking plants. See "Connected Transactions".

Customers

Customers of our coking business mainly include steelmakers. We generally grant credit terms ranging from one to two months to our external customers for our coking operations. None of our Directors, their associates or ChinaCoal Group is related to or owns any interest in any of the five largest customers of our coke business.

Certificates and Compliance with Regulations for Coking Operations

From 1 January 2006, the new construction, alteration and expansion of any coking plant must meet the Entry Requirement and be included in the qualified producers catalog. Among the five subsidiaries and joint ventures of our Company, China Coal & Coke Xuyang Limited has already been included in the *Announcement of Qualified Enterprises for Entry Coke Industry* (first group), issued by the NDRC, while the remaining four are in the process of applying to be included in the announcement (second group).

Jia Yuan Law Firm, our PRC legal adviser, has confirmed that the scope and operations of our coke production business, conducted by our subsidiaries and joint ventures, are in compliance with the relevant laws, regulations and administrative rules and, except for those which are in the application process, we have obtained for our coke production business the requisite license, permits, certificate, authorization and approval. We confirm that there are no substantial obstacles preventing our four subsidiaries from being adopted into the announcement. For details of the laws, regulations and regulatory documents relating to coke production, see "Regulations — The coal industry — Coke production".

Our Company is subject to regular inspections and examinations by the relevant PRC authorities, such as the annual review by the NDRC in respect of our coking facilities. However, as of the Latest Practicable Date, no inspection on our coking facilities was scheduled or enforced.

Competition

We compete primarily with domestic coke producers, including: (i) large steelmakers who have their own coking plants; (ii) independent coking plants; and (iii) numerous coal producers in China which are equipped with coke production capabilities. We principally compete on the basis of quality, chemical characteristics of our coke, transportation costs from the coking plants to the customer, the reliability of supply and price. Due to our well established sales and marketing network, as well as our broad range of high quality products, we believe that we are well-positioned to compete with other coke producers. In addition, we believe that by having secure and stable raw material sources, we have a competitive advantage over other coal mining companies with coking capacities.

COAL MINING EQUIPMENT MANUFACTURING OPERATIONS

We are the largest coal mining equipment manufacturer in China based on our 2005 sales revenue. We focus mainly on the production of mining and conveying equipment for longwall mining systems, such as curved armored face conveyors, hydraulic roof supports, coal shearers and coal ploughs. Other than manufacturing mining and conveying equipment, we are also one of the few mining equipment suppliers that are capable of providing comprehensive mining services, including design, production, installation and testing services to underground mines within and outside China. We are also in the process of developing shortwall mining equipment and longwall mining equipment.

Products

Our products include a complete set of equipment for underground mining systems, such as hydraulic roof supports, curved armored face conveyors, shearers, coal ploughs, stage loaders, breakers and mining electric appliances. Our external revenue from coal mining equipment manufacturing increased from RMB1,057.9 million in 2003 to RMB1,891.2 million in 2005.

Manufacturing Facilities

The following table presents the location and principal products manufactured at our equipment manufacturing facilities as of the Latest Practicable Date:

Plant	Location	Principal product
China Coal Zhangjiakou Mining Machinery Co., Ltd. (中煤張家口煤礦機械有限責任公司)	Zhangjiakou, Hebei Province, PRC	Armored face conveyors, coal ploughs, stage loaders and breakers
China Coal Beijing Coal Mining Machinery Co., Ltd. (中煤北京煤礦機械有限責任公司)	Beijing, PRC	Hydraulic roof supports
China Coal Handan Coal Mining Machinery Company Limited (中煤邯鄲煤礦機械有限責任公司)	Handan, Hebei Province, PRC	Hydraulic props
Zhangjiakou China Coal Chuangli Mining Machinery Co., Ltd. (張家口中煤創力採掘設備有限責任公司)	Zhangjiakou, Hebei Province, PRC	Coal shearers

Raw Materials

We use steel as the raw material for our coal mining equipment manufacturing operations. We generally receive credit terms ranging from ten days to one month from our suppliers for our coal mining equipment manufacturing operations after certain delivery conditions have been fulfilled.

To date, none of our Directors, their associates or ChinaCoal Group is related to or owns any interest in any of the five largest suppliers for our coal mining equipment manufacturing operations.

Research and Development

We dedicate significant resources to research and development. At present, we have over 900 professionals engaged in the research and development of underground coal mining equipment. As a result of our research and development activities, we were awarded five top prizes in China's coal industry, were granted three patents for curved armored face conveyors, and developed the first domestically manufactured 6.5 meter, heavy-duty hydraulic roof support and a complete equipment set of the super heavy-duty 3 X 700 KW armored-face conveyor. Our research and development unit was also selected to develop the equipment for a six million tonne integrated mining face as part of a national research and development program. In addition, we successfully developed a fully automated coal plough system.

We are increasing our cooperation with companies outside of China, having acquired the assets and technologies of an internationally renowned industrial chain manufacturing company based in the United Kingdom. We also recently cooperated with British and German businesses to produce gearbox electro-hydraulic control valve systems. We also established a specialized research and development organization to centralize and coordinate our research and development activities.

Sales and Marketing; Customers

We sell our products to domestic and foreign customers, and also utilize them at our Pingshuo Mining Area, Liliu Mining Area, Xiangning Mining Area and Datun Mining Area. In 2005, domestic sales of equipment for use in mines accounted for over 90% of our total coal mining equipment revenue.

We are actively searching for overseas markets to expand our customer base and increase our sales. We recently exported a complete set of coal mining equipment and technology to Russia. At present, we supply to mines in over ten countries and regions.

We generally grant our external customers for our coal mining equipment manufacturing operations credit terms ranging from three to six months.

To date, none of our Directors, their associates or ChinaCoal Group is related to or owns any interest in any of the five largest external customers for our coal mining equipment manufacturing operations.

Competition

We compete with major mining equipment manufacturers in China and abroad. For longwall mining system components such as hydraulic roof supports and curved armored face conveyors, our primary domestic competitors are Ningxia Northwest BN Industrial Group Co. Ltd. (西北奔牛實業有限公司) and Zhengzhou Coal Mining Machinery Group Co. Ltd. (鄭州煤礦機械集團有限責任公司), respectively. In addition, we compete with international mining equipment manufacturers such as DBT and Joy Mining Machinery Company in providing design, installation, testing and system integration services on a turn-key basis for the underground mining industry. We believe that we are well positioned to compete in both the domestic and international markets for coal mining equipment.

COAL MINE DESIGN AND OTHER OPERATIONS

We are among the best coal mine design companies in China. As of 30 June 2006, we had completed more than 1,000 medium and large projects both inside and outside of China. We are the principal designer of China's first 100 million-tonne coal mine, Shendong Coal Mining Area. One-third of all underground coal mines in China with production capacity of 10 million tonnes or above were designed by us.

We have been awarded more than 100 national and provincial awards in recognition of our outstanding mine design capability, among which four awards represented the highest national accolade, more than any of our competitors.

We also engage in the following businesses: (i) primary aluminum production and sales; (ii) electric power generation; (iii) and coal transportation services. For the years ended 31 December 2003, 2004, 2005 and the six months ended 30 June 2005 and 2006, our coal mine design and other operations accounted for 4.8%, 4.1%, 4.8%, 3.9% and 6.4%, respectively, of our total revenue.

PURCHASES FROM OUR LARGE SUPPLIERS

In the years ended 31 December 2003, 2004 and 2005 and the six months ended 30 June 2006, 2.6%, 2.1%, 5.7% and 4.1%, respectively, of our total cost of sales were attributable to purchases from our largest supplier. In the years ended 31 December 2003, 2004 and 2005 and the six months ended 30 June 2006, 9.9%, 6.9%, 11.0% and 12.1%, respectively, of our total cost of sales were attributable to purchases from our five largest suppliers. None of our Directors, their associates or ChinaCoal Group is related to or owns any interest in any of the five largest suppliers.

SALES MADE TO OUR LARGE CUSTOMERS

In the years ended 31 December 2003, 2004 and 2005 and the six months ended 30 June 2006, 12.9%, 11.9%, 9.9% and 12.7%, respectively, of our total sales were generated from sales made to our largest customer. In the years ended 31 December 2003, 2004 and 2005 and the six months ended 30 June 2006, 25.0%, 25.2%, 22.9% and 37.9%, respectively, of our total sales were generated from sales made to our five largest customers, including domestic power plants and steel makers. None of our Directors, their associates or ChinaCoal Group is related to or owns any interest in any of the five largest customers.

ENVIRONMENTAL MATTERS

Our operations are subject to numerous national and provincial environmental laws and regulations relating to air and water emissions, hazardous substances and waste management, mining site reclamation and restoration, and groundwater quality and availability. We are committed to following environmentally responsible practices and abiding by relevant environmental laws and regulations in all aspects of our business. We conduct environmental feasibility studies and environmental impact assessments for all of our new building or reconstruction projects. Installation for the prevention and control of pollution at a construction project must be designed, built and commissioned together with the principal part of the project. Before the new facilities may be put to use, the pollution control and waste processing facilities must be inspected and considered to be up to standard by the environmental protection department and be commissioned simultaneously with the new facilities. Each of our coal mines are in compliance with environmental regulations, details of which are as follows:

Pingshuo Mining Area

The holder of the mining right permits for the Antaibao Open Pit Mine, Anjialing Underground Mine and Anjialing Open Pit Mine has obtained the operational licenses at the provincial level for boundary noise, gaseous emissions and water discharge, as well as licenses from the local government for groundwater extraction. Each of our mines in the Pingshuo Mining Area prepares an individual environmental report to SEPA, the Shanxi Environmental Protection Bureau and the local environmental protection bureau twice yearly. These reports incorporate information regarding volumes of solid waste generated, noise data, wastewater data, gaseous emissions data, environmental budgets and completed rehabilitation. They are passed down from state to provincial regulators for approval, then to local county environmental regulators who conduct random inspections. Consequently, we are subject to random inspections carried out by both provincial and local environmental agencies several times a year to ensure compliance. To date, none of our mines in the Pingshuo Mining Area has been fined for any breach of environmental non-compliance.

Liliu Mining Area

The holder of the mining right permit for the Shaqu Mine in the Liliu Mining Area has obtained the operational licenses at the provincial level for boundary noise, gaseous emissions and water discharge, as well as licenses from the local government for groundwater extraction. The Shaqu Mine in the Liliu Mining Area must prepare an individual environmental report to the Shanxi Environmental Protection Bureau. These reports incorporate information on waste volumes generated, noise data, wastewater data and gaseous emissions data. After approval, the report is passed down from the state to provincial regulators and then to the local environmental regulators, both of which conduct random inspections. We are subject to random inspections carried out by the provincial and local environmental agencies several times a year to ensure compliance. We maintain our own in-house environmental monitoring station which collects data on noise,

water and emissions to monitor our continued compliance. To date, the Shaqu Mine has not been fined for any breach of environmental non-compliance.

Datun Mining Area

The holder of the mining right permit for our four mines in the Datun Mining Area, namely the Yaoqiao Mine, the Kongzhuang Mine, the Xuzhuang Mine and the Longdong Mine, has obtained the operational licenses at the provincial level for boundary noise, gaseous emissions and water discharge, as well as licenses from the local government for fuel storage and groundwater extraction. Each of our mines in the Datun Mining Area prepares an individual annual environmental report to the SEPA, incorporating information on waste volumes generated, noise data, wastewater data and gaseous emissions data. This report is passed down from the state to provincial regulators for approval, then to the local county environmental regulators. Both the provincial and local regulators conduct random inspections. Consequently, we are subject to random inspections, which are carried out by the provincial and local agencies several times a year to ensure compliance. To date, none of our mines in the Datun Mining Area has been fined for any breach of environmental non-compliance.

In addition to the environmental inspections conducted by the local and provincial agencies, the China Quality Association audits Datun Coal and Electricity (Group) Limited-Liability Company annually to re-examine its corporate ISO14001:1996 accreditation for environment management systems. Datun Coal and Electricity (Group) Limited Liability Company has achieved sound results with regard to its environmental credentials, has had no fines to date and maintains its ISO14001:1996 accreditation.

Nanliang Mining Area

The holder of the mining right permit for the Nanliang Mine in the Nanliang Mining Area has obtained the environmental licenses at the provincial level for boundary noise, gaseous emissions and water discharge, as well a license from the local government for groundwater extraction. The Nanliang Mine is required to prepare an Annual Environment Report to the Environmental Protection Bureau of Shaanxi Province, incorporating data on waste volumes generated, noise data, wastewater data and gaseous emissions data. Upon approval, the provincial regulators pass the report down to the local county environmental regulators who conduct random inspections. Consequently, we are subject to random inspections, which are carried out by the local agencies several times a year to ensure compliance. To date, Nanliang Mine has not received any fines for breach of any environmental regulations.

Jia Yuan Law Firm, our PRC legal adviser, have advised us that our operational activities are in compliance with the relevant PRC environmental laws and regulations, and that we have not been fined for any material breach of the relevant environmental laws in the past three years.

As the environmental regulatory regime in China develops, we continue to invest in our environmental protection and control systems. We have adopted many environmentally responsible practices in our operations and have installed sophisticated abatement equipment to minimize the impact of our operations on the environment. We have developed comprehensive water management and conservation practices that include the use of surface runoff and infiltrated water for dust suppression, and we have installed closed water recycling and water treatment facilities at all of our coal processing plants, greatly reducing the amount of water used in the coal processing process and the amount of wastewater released. We burn coal waste, tailings and slurry from all of our coal processing plants to generate electric power for use in our own plants and for sale to the local power grids, rather than disposing of such waste. These generating plants are equipped with high-efficiency low-emissions circulating fluidized bed boilers, which substantially reduce sulfur dioxide and

nitrogen monoxide emissions. We recover substantially all of the coke oven gas produced in the coking process and use such gas, after treatment and recovery of coking chemicals co-products, as fuel for the coking ovens and for on-site power generating plants. All of our power generating plants are equipped with high-efficiency particle filtration and desulphurization equipment. We will continue to adhere to the strict environmental requirements by implementing waste handling and processing measures at each of our coal mining areas and coke production plants. We will also undertake measures to protect our coal resources from over-exploitation and unauthorized exploitation by us and by third parties. We will monitor the extraction of our coal reserves and devise coal production plans to maximize resource utilization and to minimize the environmental impact of our operations.

In addition to regular inspections by the relevant government authorities, we undertake routine and periodic inspections of all of our coal mines and coking plants. We have established departments or teams at each principal subsidiary that are responsible for ensuring that all of our coal mines and coking plants are in compliance with applicable environmental laws and regulations. All new mines and plants must conduct environmental impact assessments before beginning construction. Our environmental department coordinates environmental impact assessments, testing, and rehabilitation projects. For the years ended 31 December 2003, 2004 and 2005 and the six months ended 30 June 2006, we spent approximately RMB179.9 million, RMB261.1 million, RMB197.9 million and RMB23.9 million, respectively, to comply with local and national environmental protection ordinances. As of the Latest Practicable Date, we believe that we have been in full compliance with the applicable PRC environmental laws and regulations in all material respects, and were not subject to any major environmental claims, lawsuits, penalties or disciplinary actions.

The newly promulgated *Emission Standard for Pollutants from Coal Industry*, effective from 1 October 2006, imposes stricter standards and higher technical requirements for our coal mines, coal processing plants and coal waste, storage and loading depots. Our Directors believe that the operations of our coal mines, coal processing plants and depots are in compliance with the newly enforced standards as we had already adopted advanced pollution control technologies and measures prior to the promulgation of the new standards.

OCCUPATIONAL HEALTH AND SAFETY

The PRC Government places significant regulatory requirements on coal mine and employee safety. We regard occupational health and safety as one of our important social responsibilities and have implemented a number of measures at our coal mines to ensure compliance with the stringent regulatory requirements. We have established a safety supervision department at each of our operating coal mines. The safety supervision departments conduct periodic inspections of our mining safety facilities to ensure that all parts of our coal mining operations are in compliance with existing laws and regulations. As we believe that safe practices are the best ways to ensure employee safety, our safety supervision departments also conduct regular training sessions for employees on accident prevention and management.

We have designed and adopted underground mining techniques to minimize the risk of injury at our underground coal mines. Underground mining activities are inherently dangerous as they may trigger explosions from sparks in underground coal mines with high levels of coal dust and methane. We have adopted strict policies, requiring gas to first be extracted from the mine until the concentration level of gas is within a permissible range in accordance with the national standard, before mining activities are permitted to commence. To regularly supervise gas levels, we have installed a mine gas monitoring system in all of our underground mines.

However, our business operations, particularly our coal mining operations, involve significant risks and hazards that are inherent in such activities and may not be completely eliminated by safety measures. These risks and hazards could result in damage to, or destruction of, properties or production facilities, personal injury, environmental damage, business interruption and possible legal liability. See "Risk Factors — Risks relating to China's coal industry and our businesses — We may not have sufficient insurance coverage against potential operational risks."

In 2003, 2004 and 2005, the employee fatality rate for our mines, which includes both full-time and temporary employees, was 0.12, 0.15 and 0.08 persons per million tonnes of raw coal production, respectively. This was substantially lower than the average rate for coal mines in China, which was 4.17, 3.10 and 2.81 persons per million tonnes, respectively, during the same periods. In March 2001, a mining-related accident in which five people died occurred at the Kongzhuang coal mine in the Datun Mining Area. However, no other major accidents, as defined under applicable Chinese laws to mean accidents involving three to nine fatalities, have occurred at any of our coal mines in the past several years. No other accident has had, individually or in the aggregate, a material effect on us. While we are committed to further reducing our fatality rates and maintaining high safety standards at our production facilities, there is no assurance that accidents will not occur in the future.

We provide various healthcare benefits to our employees in accordance with applicable laws and regulations.

INTELLECTUAL PROPERTY

In connection with the Restructuring, we have entered into a trademarks license framework agreement with ChinaCoal Group, pursuant to which ChinaCoal Group has agreed to grant to us the right to use certain trademarks for a nominal fee of RMB1.0 per year for a term of 10 years, and which is automatically renewable at our option. The trademarks license framework agreement contains a non-cancellable provision under which ChinaCoal Group shall not terminate the agreement without our consent.

As of the Latest Practicable Date, we held 21 patents for mining-related technologies, and had 16 additional patent applications pending before the State Intellectual Property Office of China, or SIPO. Our coal mining equipment manufacturing operations hold 5 patents in connection with mining equipment, of which 3 are for the production of armored face conveyor systems.

PROPERTIES

Our head office is located at 1 Huangsidajie, Chaoyang District, Beijing, the PRC. As of 30 September 2006, we operated our businesses through 2,654 properties in the PRC, Hong Kong and Australia for our mines, production facilities, offices and other places of operation. These properties comprised: (i) the land use rights to 160 parcels of land with a total site area of approximately 45.82 million m^2; (ii) 1,788 buildings with a total gross floor area of approximately 1.58 million m^2; (iii) 68 buildings under construction; and (iv) 534 leased properties with a total gross floor area of approximately 0.24 million m^2 and 104 parcels of leased land with a total site area of approximately 3.00 million m^2. According to the Restructuring Agreement, the above properties were transferred to us or our relevant subsidiaries by ChinaCoal Group as part of the Restructuring.

Savills, an independent property valuer, valued our owned property interests at approximately RMB2,561.62 million as of 30 September 2006. The text of the valuer's letter, summary of values and valuation certificates prepared by Savills in connection with its valuation are set out in "Appendix V — Property Valuation" included in this Prospectus.

Land Use Rights

The land use rights transferred by ChinaCoal Group to us comprise five categories of land use rights as follows:

(i) 82 parcels of granted land with a total site area of approximately 3.09 million m^2 for which ChinaCoal Group or its relevant subsidiaries have obtained granted land use rights certificates;

(ii) 28 parcels of authorized allocated land with a total site area of approximately 3.21 million m^2 for which MLR has authorized ChinaCoal Group to manage and operate, including contributing such land as capital in our Company;

(iii) 32 parcels of retained allocated land with a total site area of approximately 38.74 million m^2 which the relevant subsidiaries of ChinaCoal Group have been authorized by the MLR to retain the land use rights;

(iv) 6 parcels of allocated land with a total site area of approximately 0.01 million m^2 for which ChinaCoal Group has obtained allocated land use rights certificates, but such parcels of land are not included in the authorized allocated land and retained allocated land, respectively, referred to in sub-paragraphs (ii) and (iii) above; and

(v) 12 parcels of land with a total site area of approximately 0.77 million m^2 for which ChinaCoal Group has not established proper legal title and for which we are in the process of applying for the relevant land use rights certificates.

The transfer of registration of the granted land, authorized allocated land and retained allocated land held by ChinaCoal Group to under our name has not yet been completed and as of the Latest Practicable Date, the transfer of registration of approximately 3 parcels of land remains outstanding. According to the legal opinion of our PRC legal adviser, we or our relevant subsidiaries shall not have any legal obstacles to obtaining the relevant land use rights certificates. The land use rights of the 32 parcels of retained allocated land were transferred to us upon ChinaCoal Group transferring to us the equity interests held by it in the relevant subsidiaries.

Buildings

The buildings transferred to us by ChinaCoal Group as part of the Restructuring comprise:

(i) 1,628 buildings with a total gross floor area of approximately 1.45 million m^2 for which ChinaCoal Group has proper building ownership certificates or building title proof. Among these buildings, 1,497 buildings with a total gross floor area of approximately 1.38 million m^2 were built on the land which ChinaCoal Group has proper land use rights certificates; 13 buildings with a total gross floor area of approximately 0.01 million m^2 were built on the land for which ChinaCoal Group has not established proper legal titles as those stated in the above sub-paragraphs (iv) and (v) under "Land Use Rights"; and the remaining 118 buildings with a total gross floor area of approximately 0.06 million m^2 were built on the land leased by ChinaCoal Group. According to the legal opinion of our PRC legal adviser, we or our relevant subsidiaries legally and effectively own such buildings; and

(ii) 160 buildings with a total gross floor area of approximately 0.12 million m^2 for which ChinaCoal Group or its relevant subsidiaries does not have proper building ownership certificates. Among these buildings, 59 buildings with a total gross floor area of approximately 0.06 million m^2 were

built on the land which ChinaCoal Group has proper land use rights certificates; 29 buildings with a total gross floor area of approximately 0.02 million m^2 were built on the land which ChinaCoal Group has not established proper legal titles as those stated in the above sub-paragraphs (iv) and (v) under "Land Use Rights"; and the remaining 72 buildings with a total gross floor area of approximately 0.04 million m^2 were built on the land leased by ChinaCoal Group. According to the legal opinion of our PRC legal adviser, we or our relevant subsidiaries shall not have any legal obstacle to obtaining proper building ownership certificates for those buildings erected on the land with proper land use rights certificates.

The transfer of registration of the buildings with building ownership certificates held by ChinaCoal Group to under our name has not been completed and as of the Latest Practicable Date, the transfer of registration of 3 buildings has not yet been completed. According to the legal opinion of our PRC legal adviser, we or our relevant subsidiaries shall not have any legal obstacle to obtaining the relevant building ownership certificates.

With respect to the land and buildings without proper legal title certificates as referred to in "Land Use Rights" and "Buildings" above, our Directors consider that the absence of proper title certificates in respect of part of the land and buildings will not result in any material adverse impact on the business of our Company because:

(i) most of the land and buildings owned by us but without title certificates are used for office and ancillary production uses. Such land without land use right certificates represent approximately 1.6% of the total site area of land owned by us, while the buildings without property ownership certificates represent approximately 7.5% of the total gross floor area of the buildings owned by us. The absence of title certificates of such land and buildings will not result in any material impact on the operations of our Company; and

(ii) our Directors consider that the relevant land and buildings can be substituted easily without creating additional burdens on our Company.

Regarding the land and buildings used for office administration purpose, our PRC legal adviser, Jia Yuan Law Firm, has confirmed that such use is consistent with the specified use of the relevant land and properties.

Further, Jia Yuan Law Firm has confirmed that in addition to the land and buildings used for office administration purposes, the uses of all other land and buildings owned by our Company but without legal title certificates are consistent with the specified use of the relevant land and properties.

In addition, ChinaCoal Group has undertaken to provide all necessary assistance to us in order to apply for the state-owned land use rights certificates/building ownership certificates within 12 months from the date of establishment of our Company in respect of the properties for which ChinaCoal Group has not obtained proper title certificates under the Restructuring Agreement. ChinaCoal Group has also undertaken to compensate against all losses due to any issue arising from failing to obtain the state-owned land use rights certificates/building ownership certificates, except for the settlement of land grant fees, which shall be paid by us.

Buildings Under Construction

We also obtained from ChinaCoal Group 68 new buildings under construction, which, upon completion, will have an estimated total gross floor area of approximately 0.13 million m^2.

The relevant building ownership certificates of the buildings under construction will be obtained by us or our relevant subsidiaries upon completion of the particular building and after property registration with the relevant authorities. We intend to use these buildings for production and offices and for other ancillary uses.

Our mining operations require land use rights for our mines. Our PRC legal adviser, Jia Yuan Law Firm, have confirmed that we have obtained all the requisite land use rights for our mining operations.

Leased Land and Properties

In addition, our Company or our relevant subsidiaries occupy 104 parcels of leased land with a total site area of approximately 3.00 million m^2. Of this leased land, 93 parcels of land are leased by ChinaCoal Group or its associates to our Company or our relevant subsidiaries and 11 parcels of land are leased by third parties to our Company or our relevant subsidiaries. Such leases were initially entered into by ChinaCoal Group with the relevant lessors but have been transferred to us or our relevant subsidiaries as part of the Restructuring. Of the land leased by us, proper land titles have not been established by ChinaCoal Group and the third parties in respect of 20 and 7 parcels of land, respectively.

As of 30 September 2006, we leased approximately 526 buildings in the PRC, 5 buildings in Hong Kong and 3 buildings in Australia. The total gross floor area of the leased buildings is approximately 0.24 million m^2. Among these leased buildings, we or our relevant subsidiaries leased from ChinaCoal Group or its associates 476 buildings with a total gross floor area of approximately 0.21 million m^2 and we or our relevant subsidiaries also leased 58 buildings from various independent third parties with a total gross floor area of approximately 0.03 million m^2. Of the buildings leased by us in the PRC, building ownership certificates have not been obtained by ChinaCoal Group and the third parties in respect of 3 and 10 buildings, respectively.

In respect of the above land and buildings leased by us from ChinaCoal Group or its associates and for which no proper land titles have been established and no building ownership certificates have been obtained, ChinaCoal Group has undertaken to legalize its relationships with us and obtain the relevant building ownership certificates within 12 months from the date of establishment of our Company.

Waiver From Certain Valuation Report Requirements

As we either own or lease a substantial number of properties, we have applied to the Hong Kong Stock Exchange for a waiver from strict compliance with:

(a) Rules 5.01, 5.06(1) and 5.06(3) of the Hong Kong Listing Rules, which require the particulars of each property to be disclosed in a valuation report on an individual basis;

(b) Rule 19A.27(4) of the Hong Kong Listing Rules relating to preparation of a certified English translation of a valuation report; and

(c) paragraph 3(a) of Practice Note 16 of the Hong Kong Listing Rules relating to the inclusion of a full valuation report in the Prospectus in respect of the properties legally and beneficially owned by us.

We have also applied for an exemption from the SFC from strict compliance with paragraph 34(2) of the Third Schedule to the Companies Ordinance relating to the disclosure of certain particulars of our properties in the valuation report on the grounds that it would not be practical and would be unduly burdensome for us to include a fully compliant valuation report in this Prospectus and the inclusion of such detailed information would be irrelevant to potential investors as we are not a property company and would not

be material to a potential investor's investment decision. The SFC has granted us a waiver pursuant to section 342A(1) of the Companies Ordinance.

The Hong Kong Stock Exchange has also granted us a waiver in respect of the preparation of an English translation of the valuation report since it would be unduly burdensome to prepare an English translation of the report, as substantially all of the properties are located in the PRC and consequently the underlying valuation and title information is in Chinese.

The exemption has been granted by the SFC under section 342(1) of the Companies Ordinance and the waiver has been granted by the Hong Kong Stock Exchange from Rules 5.01, 5.06(1), 5.06(3) and 19A.27(4) and paragraph 3(a) of Practice Note 16 of the Hong Kong Listing Rules, subject to the following conditions:

- a full valuation report in the Chinese language complying with all the applicable requirements of the Hong Kong Listing Rules and paragraph 34(2) of the Third Schedule will be made available for inspection in accordance with "Appendix XI — Documents Delivered to the Registrar of Companies and Available for Inspection";
- the valuer's letter and the valuer's certificate containing a summary valuation of all of our property interests, including particulars of occupancy, market values and the title status thereof, based on the full valuation report, will be included in this Prospectus in the form set out in Appendix V to this Prospectus; and
- this Prospectus must set out particulars of this exemption.

INSURANCE

In accordance with what we believe is customary practice for other companies that conduct the same business that we do, we do not currently maintain fire, liability or other property insurance covering our property, equipment or inventory relating to our principal operations. We carry occupational injury, medical pension and unemployment insurance for our employees, in compliance with applicable regulations. See "Risk Factors — Risks relating to China's coal industry and our businesses — We may not have sufficient insurance coverage against potential operational risks."

We will continue to review and assess our risk portfolio and make necessary and appropriate adjustments to our insurance practice in line with our needs and with industry practice in China.

EMPLOYEES

As of 31 December 2003 and 2004, ChinaCoal Group had approximately 98,167 and 99,490 employees, respectively. During the same periods, ChinaCoal Group had 1,839 and 2,751 temporary

employees, respectively. After the Restructuring, we had 51,792 employees, including 2,242 temporary employees, as of 30 June 2006 . The table below sets forth the number of our employees by their functions:

	As of 31 December 2005		As of 30 June 2006	
	Number of Employees	% of Total	Number of Employees	% of Total
Operations and maintenance				
Coal operations	22,112	43.2	21,149	40.8
Coking operations	3,325	6.5	4,458	8.6
Coal mining equipment manufacturing operations	9,034	17.6	8,906	17.2
Other businesses	16,759	32.7	17,279	33.4
Total	51,230	100.0	51,792	100.0
Management, finance and administrative	4,943	9.6	5,257	10.2
Research and development and technical support	8,585	16.8	8,623	16.6
Sales and marketing	419	0.8	892	1.7
Others	37,283	72.8	37,020	71.5
Total	51,230	100.0	51,792	100.0

We have implemented a number of initiatives in recent years to enhance the productivity of our employees. Our employees are selected through a competitive process. We conduct periodic performance reviews for our employees, and their salaries and bonuses are performance-based. In addition, we have implemented training programs for different job requirements. We believe that these initiatives have contributed to increased employee productivity.

The remuneration package for our employees generally includes salary and bonuses. Employees also receive welfare benefits including medical care, housing subsidies, retirement, occupational injury insurance and other miscellaneous items. As required by applicable regulations, we participate in various pension funds organized by municipal and provincial governments for our staff. We are required to make contributions to the pension funds of approximately 20% of the salaries, bonuses and certain allowances of our staff. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at his retirement date. We have no other material obligations for the payment of pension benefits associated with these plans beyond the annual contributions described above. Our contributions in the years ended 31 December 2003, 2004, 2005 and the six months ended 30 June 2005 and 2006 were RMB78.6 million, RMB105.4 million, RMB186.2 million, RMB81.9 million and RMB105.6 million, respectively.

Total remuneration of our employees includes wages and bonuses. We paid our employees an aggregate of RMB1,191.6 million, RMB1,556.4 million, RMB1,847.5 million, RMB976.0 million and RMB1,121.7 million, in wages, bonuses and subsidies in the years ended 31 December 2003, 2004, 2005 and the six months ended 30 June 2005 and 2006, respectively.

In 2005, total contributions paid by us for our Directors to the pension fund amounted to approximately RMB53,342. In addition, each of our employees currently pays a percentage of his or her salary as contribution to the pension scheme. Upon retirement, our employees are entitled to a pension payment from the scheme.

Currently, all members of our work force are employed under employment contracts which specify the employee's position, responsibilities, remuneration and grounds for termination. We and our subsidiaries have labor unions that protect employees' rights, aim to assist in the fulfillment of our and our subsidiaries' economic objectives, encourage employee participation in management decisions and assist in mediating disputes between us and union members. Each of our and our subsidiaries' operating units has a separate labor union branch. We have not experienced any strikes or other labor disturbances which have interfered with our operations, and we believe that we have positive relations with our employees.

All employees who are unable to work due to illness or disability are entitled to receive certain benefits during their period of absence from the workplace. In addition, the PRC Government requires us to provide work-related injury insurance for each of our employees.

LEGAL PROCEEDINGS

As of the Latest Practicable Date, we were involved in five legal proceedings of which the relief sought amounted to more than RMB5.0 million. Of these five proceedings, our Company is named as plaintiff to three, and defendant to two. The Directors of our Company believe we have recorded adequate provision for potential liabilities relating to any such claims and that there is no individual case or group of related cases pending that is likely to have a material adverse effect on our financial condition, results of operations or cash flows.

Neither we nor any of our subsidiaries is a party to any other litigation or arbitration of which the relief sought amounts to more than RMB5.0 million and no material litigation, arbitration or claim is known to us to be pending or threatened by or against us or our subsidiaries or with respect to any of our properties or operations.

Unless the context otherwise indicates, in the following discussion and analysis, the financial data for the periods referred to herein reflects our financial condition after the Restructuring and has been prepared as if our current structure had been in existence throughout the Track Record Period. In addition, the financial data also includes certain other businesses retained by ChinaCoal Group that were historically associated with the Predecessor Operations.

Unless otherwise indicated, all financial data, whether presented on a combined basis or by segment, is presented net of inter-segment transactions. (i.e., inter-segment and other inter-company transactions have been eliminated).

SELECTED HISTORICAL COMBINED FINANCIAL INFORMATION AND OPERATING DATA

Selected Historical Combined Financial Information

The following tables present our selected historical combined financial information for the periods indicated. The selected summary combined income statement information, segment financial information and cash flow information and other financial information for the years ended 31 December 2003, 2004, 2005 and the six months ended 30 June 2005 and 2006, and the selected summary combined balance sheet information as of 31 December 2003, 2004, 2005 and 30 June 2006 are derived from, and should be read in conjunction with, the combined financial information set forth in the Accountants' Report included as Appendix I to this Prospectus.

Prior to the Restructuring, our business operations were conducted by the companies wholly owned or controlled by ChinaCoal Group (the "Predecessor Operations"). Since ChinaCoal Group controlled the business operations and the related assets that were transferred to us pursuant to the Restructuring, and continues to control us after the Restructuring, our historical combined financial information has been prepared as a combination of businesses under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities transferred to us have been stated at historical carrying amounts. In addition, the historical combined financial information presented below for each of the years in the three-year period ended 31 December 2005 and the six months ended 30 June 2005 and 2006 also reflect the financial position and results of operations of certain of the businesses and assets historically associated with the Predecessor Operations retained by ChinaCoal Group as part of the Restructuring. Businesses retained by ChinaCoal Group include: (i) equity interests in certain coal gas, coke and coking coal operations and in certain coal-based chemicals manufacturing and sales operations; (ii) operations of the Mines under Restructuring; (iii) coal mine and civil engineering construction operations; (iv) coal bed methane development operations; (v) provision of coal export agency services and a small amount of coal trading and agency services businesses of certain overseas trading companies; (vi) community functions such as schools and hospitals; (vii) a small amount of investment in equity and some non-operational assets; and (viii) other non-core operations including real estate and hotel development and management. Although certain of such businesses and assets retained by ChinaCoal Group were not transferred to us, they have been included in the historical combined financial information up to the effective date of the Restructuring, 22 August 2006, because they were an integral part of, or historically associated with, the assets, liabilities and interests of the Predecessor Operations (the "Transferred Businesses"). Accordingly, the financial information included in this section may not necessarily reflect what our results of operations, financial position and cash flows would have been had we been a separate and stand-alone entity during the periods presented below. For selected historical financial information relating to businesses and assets retained by ChinaCoal Group historically

associated with the Predecessor Operations, see Note 2 in the Accountants' Report included as Appendix I to this Prospectus.

The selected historical combined financial data should be read in conjunction with our combined financial information set forth in the Accountants' Report included as Appendix I to this Prospectus and included elsewhere in this Prospectus.

	Year ended 31 December			Six months ended 30 June	
	2003	2004	2005	2005	2006
	(audited)	(audited)	(audited)	(unaudited)	(audited)
			(RMB million)		
Selected combined income statement information[1]					
IFRS					
Revenue	14,480.8	22,163.8	30,061.3	15,011.9	14,679.7
Cost of sales	(12,762.7)	(17,544.0)	(24,437.8)	(11,418.9)	(11,635.9)
Gross profit	1,718.1	4,619.8	5,623.5	3,593.0	3,043.8
Selling, general and administrative expenses	(848.1)	(1,134.6)	(1,483.8)	(731.3)	(835.8)
Other gains	86.5	71.5	126.6	44.2	87.5
Other operating income, net	50.2	138.7	162.4	93.7	107.5
Total operating expenses	(711.5)	(924.4)	(1,194.9)	(593.5)	(640.9)
Profit from operations	1,006.6	3,695.4	4,428.6	2,999.5	2,403.0
Finance costs	(675.4)	(527.8)	(112.3)	(23.7)	(291.5)
Share of profit/(losses) of associates	0.7	(1.9)	(6.1)	3.1	(1.2)
Profit before income tax	332.0	3,165.8	4,310.2	2,979.0	2,110.3
Income tax expense	(93.3)	(730.2)	(758.8)	(586.9)	(627.9)
Profit for the year/period	238.6	2,435.5	3,551.4	2,392.0	1,482.4
Attributable to:					
Equity owner of our Company	141.0	2,248.2	3,343.5	2,179.0	1,334.4
Minority interests	97.7	187.3	208.0	213.0	148.0
	238.6	2,435.5	3,551.4	2,392.0	1,482.4
Dividends	404.0	798.9	1,161.4	178.3	160.6

	As of 31 December			As of 30 June
	2003	2004	2005	2006
	(audited)	(audited)	(audited)	(audited)
		(RMB million)		
Selected combined balance sheet information(2)				
IFRS				
ASSETS				
Non-current assets	10,433.2	12,414.8	14,489.6	16,000.2
Current assets	8,352.8	10,350.0	12,272.5	12,386.2
Total assets	18,786.0	22,764.8	26,762.1	28,386.4
EQUITY AND LIABILITIES				
Total equity	2,044.7	2,935.6	4,593.9	5,955.2
Non-current liabilities	6,902.0	8,490.4	9,372.7	9,886.6
Current liabilities	9,839.2	11,338.8	12,795.5	12,544.6
Total equity and liabilities	18,786.0	22,764.8	26,762.1	28,386.4

(1) The selected combined income statement information for each of the years in the three-year period ended 31 December 2005 and the six months ended 30 June 2005 and 2006 include the results of certain businesses and assets retained by ChinaCoal Group after the Restructuring.

(2) The selected combined balance sheet information as of 31 December 2003, 2004, 2005 and 30 June 2006 include certain businesses and assets retained by ChinaCoal Group after the Restructuring.

	Year ended 31 December			Six months ended 30 June	
	2003	2004	2005	2005	2006
	(audited)	(audited)	(audited)	(unaudited)	(audited)
			(RMB million)		
Segment financial information					
Profit from operations					
Coal operations	655.8	2,808.3	4,107.5	2,620.4	2,111.8
Coking operations	122.6	631.9	112.2	190.7	34.1
Coal mining equipment manufacturing operations	60.3	100.1	94.2	51.5	79.3
Other operations	178.7	172.6	102.4	128.0	155.6
Eliminations	(10.9)	(17.5)	12.4	9.1	22.1
Total profit from operations	1,006.6	3,695.4	4,428.6	2,999.5	2,403.0
Depreciation					
Coal operations	561.9	730.4	796.6	398.4	417.3
Coking operations	0.8	6.3	32.5	11.9	39.4
Coal mining equipment manufacturing operations	32.5	38.2	35.0	16.7	20.5
Other operations	42.7	88.3	128.4	26.4	71.3
Total depreciation	637.8	863.1	992.5	453.3	548.6
Capital expenditure					
Coal operations	1,449.1	1,538.2	1,662.9	932.7	1,493.7
Coking operations	118.1	595.3	718.3	346.6	133.8
Coal mining equipment manufacturing operations	57.5	75.2	159.7	59.4	103.9
Other operations	807.9	717.2	557.4	6.3	5.4
Total capital expenditure	2,432.7	2,925.9	3,098.2	1,345.0	1,736.8

	Year ended 31 December			Six months ended 30 June	
	2003	2004	2005	2005	2006
	(audited)	(audited)	(audited)	(unaudited)	(audited)
			(RMB million)		
Selected combined cash flow information					
Net cash from operating activities	985.1	3,490.7	2,765.4	1,705.2	1,143.0
Net cash used in investing activities	(2,095.1)	(2,525.7)	(2,717.7)	(1,135.9)	(1,963.4)
Net cash from/(used in) financing activities	1,211.8	(694.8)	(153.9)	287.1	(25.9)

Other Selected Financial Information

The following table sets forth a full quantitative reconciliation of EBITDA to its most directly comparable IFRS equivalent, profit for the year, and the calculation of EBITDA margin.

	Year ended 31 December			Six months ended 30 June	
	2003	2004	2005	2005	2006
			(RMB million)		
Profit for the year/period	238.6	2,435.5	3,551.4	2,392.0	1,482.4
Income tax expense	(93.3)	(730.2)	(758.8)	(586.9)	(627.9)
Share of profits/(losses) of associates	0.7	(1.9)	(6.1)	3.1	(1.2)
Finance costs	(675.4)	(527.8)	(112.3)	(23.7)	(291.5)
Depreciation and amortization	(632.5)	(871.3)	(1,005.5)	(436.4)	(561.4)
EBITDA[1] (unaudited)	1,639.1	4,566.7	5,434.1	3,435.9	2,964.4
Revenue	14,480.8	22,163.8	30,061.3	15,011.9	14,679.7
EBITDA Margin[1] (unaudited)	11.3%	20.6%	18.1%	22.9%	20.2%

(1) EBITDA, which is used to measure our operating performance, is defined as profit for the year plus finance costs, share of profits/(losses) of associates, income tax expense and depreciation and amortization. EBITDA margin is calculated by dividing EBITDA by total operating revenue. We present our EBITDA and EBITDA margin here to provide additional information regarding our operating performance and because our management believes EBITDA is useful to investors as a measure commonly used by securities analysts, investors and other interested parties in the evaluation of the performance of companies in the mining industry. EBITDA is not a standard measure under IFRS. EBITDA should not be considered in isolation or construed as an alternative to cash flows, net income or any other measure of performance or as an indicator of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. EBITDA does not account for taxes, interest expense or other non-operating cash expenses. In evaluating EBITDA, we believe that investors should consider, among other things, the components of EBITDA such as turnover and operating expenses and the amount by which EBITDA exceeds capital expenditures and other charges.

SELECTED HISTORICAL OPERATING DATA

The following tables set forth selected operating data of each of our segments, after elimination of inter-segment sales, for the periods indicated:

	Year ended 31 December						Six months ended 30 June			
	2003		2004		2005		2005		2006	
	Sales volume	Sales	Sales volume	Sales	Sales volume	Sales	Sales volume	Sales	Sales volume	Sales
	(tonnes)	(RMB)	(tonnes)	(RMB)	(tonnes)	(RMB)	(tonnes)	(RMB)	(tonnes)	(RMB)
					(in millions)					
Coal operations segment										
Coal production and sales ...										
Thermal coal										
Domestic sales	21.6	3,528.0	29.7	7,198.4	37.1	10,687.1	15.7	4,503.2	20.3	6,105.8
Overseas sales............	13.7	3,335.1	14.9	5,078.6	11.3	5,246.3	6.4	2,896.5	4.3	1,739.3
Sub-total	35.3	6,863.1	44.6	12,276.9	48.4	15,933.4	22.1	7,399.7	24.6	7,845.2
Coking coal										
Domestic sales	1.6	531.3	2.0	954.0	2.4	1,482.1	1.2	778.9	1.4	832.9
Overseas sales............	0.4	114.4	0.2	144.2	0.2	181.3	0.1	75.9	0.1	123.9
Sub-total	2.0	645.6	2.2	1,098.2	2.6	1,663.4	1.3	854.8	1.6	956.7
Total coal production and sales....................	37.3	7,508.7	46.9	13,375.1	51.0	17,596.8	23.4	8,254.5	26.2	8,801.9
Coal trading										
Proprietary coal trading....	16.2	4,025.5	10.0	4,159.2	21.1	7,263.4	10.5	4,231.5	7.3	2,856.5
Import/export-related services	25.8	122.4	23.3	198.7	20.1	287.5	9.8	114.2	10.1	102.6
Total coal trading	42.0	4,148.0	33.3	4,357.9	41.2	7,550.9	20.3	4,345.6	17.4	2,959.1
Total coal operations	79.2	11,656.7	80.1	17,733.0	92.2	25,147.7	43.6	12,600.1	43.5	11,761.0

	Year ended 31 December						Six months ended 30 June			
	2003		2004		2005		2005		2006	
	Sales volume	Sales	Sales volume	Sales	Sales volume	Sales	Sales volume	Sales	Sales volume	Sales
	(tonnes)	(RMB)	(tonnes)	(RMB)	(tonnes)	(RMB)	(tonnes)	(RMB)	(tonnes)	(RMB)
					(in millions)					
Coking operations segment										
Coke production and sales ...	0.1	83.3	0.2	241.7	0.7	624.8	0.2	215.1	0.6	573.9
Coke trading and services	0.9	981.7	0.8	1,797.5	0.6	966.5	0.4	723.5	0.4	438.5
Total coking operations	1.0	1,064.9	1.0	2,039.2	1.3	1,591.3	0.6	938.6	1.0	1012.4

	Year ended 31 December			Six months ended 30 June	
	2003	2004	2005	2005	2006
			(RMB million)		
Coal mining equipment manufacturing operations segment					
Domestic sales	1,024.4	1,458.0	1,880.0	886.2	879.0
Overseas sales	33.5	21.4	11.1	2.9	92.9
Total coal mining equipment manufacturing operations	1,057.9	1,479.4	1,891.2	889.1	971.9

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our combined financial information set forth in the Accountants' Report included as Appendix I to this Prospectus, and our selected historical combined financial information and operating data and the notes thereto included elsewhere in this Prospectus. Our combined financial information has been prepared in accordance with IFRS.

The following discussion and analysis contains certain forward-looking statements that reflect our current views with respect to future events and financial performance. These statements are based on assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances. However, whether the actual outcome and developments will meet our expectations and predictions depends on a number of risks and uncertainties over which we do not have control. See "Risk Factors" and "Forward-looking Statements".

Overview

We are the second largest coal enterprise in China, the largest coal producing and consuming country in the world, in terms of our revenue in 2005. We operate our coal production and related businesses and services in the following segments to capitalize on growing domestic and international demand:

- *Coal operations.* We are the second largest coal supplier in China as measured by our revenue in 2005. Our raw coal output grew from 33.2 million tonnes in 2003 to 50.1 million tonnes in 2005, representing a CAGR of 22.8%. In 2005 and the six months ended 30 June 2006, we sold 92.2 million tonnes and 43.5 million tonnes of coal products, respectively, and generated revenue of RMB25,147.7 million and RMB11,761.0 million from coal operations, respectively, which accounted for 83.7% and 80.1%, respectively, of our total revenue in the same periods. In certain cases, we blend raw coal from our mines with raw coal supplied by other coal producers in order to meet customers' specifications. We also purchase coal from third party coal producers in China and resell it to domestic customers or to overseas customers through export agents on a proprietary trading basis, import coal from overseas coal producers as an agent, and provide coal export-related services on behalf of ChinaCoal Group for coal exporters in China who engage ChinaCoal Group as their export agent.

- *Coking operations.* Our coking operations include the production and sale of coke and coal-based chemicals generated from our coking process, such as coke gas, coke-gas power generation, refined tar, benzene, industrial refined naphthalene, methanol, sulfur, phenol and their derivative chemicals products. We also resell coke in domestic and overseas markets on a proprietary trading basis. In 2005 and the first six months of 2006, we generated revenue of RMB1,591.3 million and RMB1,012.4 million, respectively, in revenue from our coking operations, which accounted for 5.3% and 6.9%, respectively, of our total revenue in the same periods.

- *Coal mining equipment manufacturing operations.* We are the largest manufacturer of coal mining equipment in China based on our 2005 revenue from coal mining equipment sales and services. We also provide a full range of services ranging from design, production, installation, testing and services to underground mines within and outside China. In 2005 and the first six months of 2006, our revenue from coal mining equipment manufacturing operations was

RMB1,891.2 million and RMB971.9 million, respectively, which accounted for 6.3% and 6.6% respectively, of our total revenue in the same periods.

- *Other operations.* We engage in other operations in addition to our coal operations, coking operations and coal mining equipment manufacturing operations. The other operations include sales of primary aluminum and electric power, as well as provision of coal-related services such as coal mine design. In 2005 and the first six months of 2006, our revenue from these other operations was RMB1,431.1 million and RMB934.4 million, respectively, which accounted for 4.8% and 6.4%, respectively, of our total revenue in the same periods.

The table below presents, for the periods indicated, our revenue from segment operations after inter-segment elimination in terms of amount and as a percentage of our total revenue, as well as the underlying CAGR from 2003 to 2005:

	Year ended 31 December						CAGR	Six months ended 30 June			
	2003		2004		2005		(2003-2005)	2005		2006	
	(RMB million)	(%)	(RMB million)	(%)	(RMB million)	(%)	(%)	(RMB million)	(%)	(RMB million)	(%)
Revenue											
Coal operations	11,656.7	80.5	17,733.0	80.0	25,147.7	83.7	46.9	12,600.1	83.9	11,761.0	80.1
Coking operations	1,064.9	7.4	2,039.2	9.2	1,591.3	5.3	22.2	938.6	6.3	1,012.4	6.9
Coal mining equipment operations	1,057.9	7.3	1,479.4	6.7	1,891.2	6.3	33.7	889.1	5.9	971.9	6.6
Other operations	701.2	4.8	912.2	4.1	1,431.1	4.8	42.9	584.1	3.9	934.4	6.4
Total revenue	14,480.8	100.0	22,163.8	100.0	30,061.3	100.0	44.1	15,011.9	100.0	14,679.7	100.0

Basis of Presentation

Our Company was established in the PRC on 22 August 2006 as a joint stock company with limited liability under the Company Law of the PRC as a result of a group reorganization of ChinaCoal Group. ChinaCoal Group was established in 1981 as a large state-owned enterprise administered directly under the SASAC. Prior to the establishment of our Company, mining and processing of coal, sales of coal and coke products and manufacturing and sales of coal mining equipment operations were carried out by companies wholly owned or controlled by ChinaCoal Group.

Pursuant to the Restructuring, our Company issued 8.0 billion ordinary domestic shares with par value of RMB1.00 per share to ChinaCoal Group in exchange for all subsidiaries now comprising our Company as well as the Transferred Businesses. The Transferred Businesses comprised mainly operations in relation to: (i) coal and coke production, including the mines in operations and under development as well as ChinaCoal Group's equity interests in certain mining companies and coking companies; (ii) trading of coal and coke to customers in the PRC and overseas; (iii) manufacturing and sales of coal mining machinery; and (iv) others (including, among others, power plants and a primary aluminum refinery).

In connection with the Restructuring, certain assets, liabilities and interests historically associated with the Predecessor Operations were not transferred to us and were retained by ChinaCoal Group. These assets, liabilities and interests are principally related to: (i) equity interests in certain coal gas, coke and coking coal operations and in certain coal-based chemicals manufacturing and sales operations; (ii) operations of the Mines under Restructuring; (iii) coal mine and civil engineering construction operations; (iv) coal bed methane development operations; (v) provision of coal export agency services and a small amount of coal trading and agency services businesses of certain overseas trading companies; (vi) community functions such as schools and hospitals; (vii) a small amount of investment in equity and some non-operational assets; and

(viii) other non-core operations including real estate and hotel development and management. For selected historical financial information relating to certain of the businesses retained by ChinaCoal Group, see Note 2 of the Accountants' Report in Appendix I to this Prospectus.

Since ChinaCoal Group controlled the business operations and the related assets that were transferred to us pursuant to the Restructuring, and continues to control us after the Restructuring, our historical combined financial information has been prepared as a combination of business under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities transferred to us have been stated at historical carrying amounts. In addition to the Transferred Businesses, the historical combined financial information presented below also includes assets, liabilities and results of operations of certain of the businesses retained by ChinaCoal Group as part of the Restructuring. Although these assets, liabilities and interests retained by ChinaCoal Group were not transferred to us, they have been included in the historical combined financial information up to the effective date of the Restructuring, 22 August 2006, because they were an integral part of, or historically associated with, the Transferred Businesses.

The financial information presents the combined results and financial position of our Company as if the current structure of our Company had been in existence throughout the Track Record Periods and as if the Transferred Businesses were transferred to our Company by ChinaCoal Group at the beginning of the earliest period presented or when such businesses were incorporated or acquired by ChinaCoal Group, whichever is the shorter period.

Factors Affecting Our Results of Operations

Our combined financial statements and this discussion present our results of operations as if:

- we had been in existence throughout the relevant periods; and
- our operations and businesses were transferred to us as of 1 January 2003 and were conducted by us throughout the three-year period ended 31 December 2005 and the six months ended 30 June 2006.

Our results of operations and the period-to-period comparability of our financial results are affected by a number of external factors. Our combined financial statements may not be indicative of our future earnings, cash flows or financial position for numerous reasons, including those described below.

Average selling prices of our coal products

We sell our thermal and coking coal products to customers in China and abroad. The average selling prices of our coal products during the Track Record Period are as follows:

	Year ended 31 December						Six months ended 30 June	
	2003		2004		2005		2006	
	Domestic	Export	Domestic	Export	Domestic	Export	Domestic	Export
	(RMB/tonne)							
Thermal coal	163	244	242	340	288	465	301	403
Coking coal	322	313	473	649	626	925	577	945

The main factors affecting the prices of our thermal and coking coal products include:

- the supply of and demand for thermal coal and coking coal in the PRC domestic market and in the Asia-Pacific regional coal market;

- coal characteristics and quality;
- the availability of coal transportation capacity and the means of transportation; and
- the PRC Government's policy regarding coal-consuming industries.

Domestic coal prices have been mainly market driven since 2002, when the PRC Government eliminated the price control measures for coal used in electric power generation. Prior to 2006, however, the PRC Government continued to implement temporary measures to intervene and control unusual fluctuations in thermal coal prices. This, among other reasons, has caused thermal coal contract prices for major users to be generally lower than spot market prices during the period. On 27 December 2005, the NDRC announced the elimination of such temporary thermal coal price intervention practices, thus completely removing control over thermal coal prices, including contract prices for major users.

Sales volume of coal

The sales volume of our coal, which consists of our coal products, coal sold on a proprietary trading basis and coal sold on an agency basis, to external customers increased by 1.1% from 79.2 million tonnes in 2003 to 80.1 million tonnes in 2004, and by a further 15.0% to 92.2 million tonnes in 2005. In the first six months of 2006, we sold a total of 43.5 million tonnes of coal, representing a 0.1% decrease from 43.6 million tonnes of coal we sold in the comparable period of 2005. The main factors affecting our domestic and export coal sales volumes include:

- our coal production capacity;
- market demand for our coal;
- the export quota allocated to ChinaCoal Group by the PRC Government; and
- coal transportation capacity.

Our coal sales volume is largely dependent upon the demand for our coal and our ability to meet such demand. To meet an increasing market demand, we have significantly increased production at all our mines. In the years ended 31 December 2003, 2004, 2005 and the six months ended 30 June 2005 and 2006, we sold 37.3 million tonnes, 46.9 million tonnes, 51.0 million tonnes, 23.4 million tonnes and 26.2 million tonnes of our coal products, respectively. Growth in the production and sales volumes of our coal products is largely driven by our capital investment in the expansion of existing mines and construction of new mines.

We currently focus on the production of a wide range of thermal coal and coking coal products for use in power generation and steel-making, respectively. We sell our coal mainly to coal-fired power plants and steel mills in the domestic market in China and the Asia-Pacific coal export market. Rapid growth in the PRC economy has created substantial energy demand in China. At the same time, coal demand from the Asia-Pacific region has also increased due to economic expansion and the addition of new coal-fired power generation capacity in the region.

We also purchase coal for proprietary trading purposes. In the years ended 31 December 2003, 2004, 2005 and the six months ended 30 June 2005 and 2006, our coal sales on a proprietary trading basis were 16.2 million tonnes, 10.0 million tonnes, 21.1 million tonnes, 10.5 million tonnes and 7.3 million tonnes, respectively. We were also involved in the export of 22.9 million tonnes, 21.8 million tonnes, 18.5 million tonnes, 8.9 million tonnes and 8.6 million tonnes, respectively, in the same periods on an agency services basis. Our agency services revenue generally ranged from 1.5% to 2.0% of the corresponding sales on an FOB basis.

Coal export is subject to annual national quotas prescribed by the NDRC and MOFCOM. In 2003, 2004, 2005 and 2006, the national export quota totaled 100.0 million tonnes, 80.0 million tonnes, 80.0 million tonnes and 80.0 million tonnes, respectively. In 2003, 2004, 2005 and 2006, 49.6 million tonnes, 36.2 million tonnes, 38.2 million tonnes and 38.2 million tonnes, respectively, of the national coal export quotas were allocated to ChinaCoal Group, accounting for nearly 50% of China's coal export quotas in each of the relevant periods. Among the export quotas allocated to ChinaCoal Group, 14.0 million tonnes, 15.2 million tonnes, 11.5 million tonnes and 4.4 million tonnes were allocated, respectively, to us for the export of our coal products during the same periods. See "Regulations — The coal industry — Coal trading" for details regarding export quota of coal imposed by the PRC Government.

We generally use the national railway system to transport coal to our customers and major coal shipping ports along the eastern coast of China. We expect that increases in our coal sales volume will continue to be the main driver for our revenue growth in the future. Such increases, however, may be affected by the availability of sufficient transport capacity on the national railway system allocated to us by the PRC Government.

Cost of sales for coal

Cost of sales for coal include: (i) materials costs, including coal, fuel and utilities and accessories, used mainly in mining operations; (ii) transportation costs; (iii) staff costs; (iv) depreciation and amortization expenses; and (v) maintenance expenses for our facilities and equipment. The following factors will impact the cost of sales of our coal operations:

- the effectiveness of our cost reduction measures;
- the effect of economies of scale as we improve the capacity utilization of our own mining operations;
- the application of advanced mining technologies; and
- contractual terms of delivery (e.g., ex-mine sales, FOB or CIF) of our coal products.

In addition, on the same quality basis, the unit cost of coal purchased from third parties are generally higher than the unit cost of coal from our own mines. Furthermore, upward market price movements and purchase volumes of high-quality coal from third party producers will also impact our cost of sales.

Finance costs

We finance a significant portion of our business operations and capital projects with short-term and long-term borrowings. As of 30 June 2006, our outstanding short-term and long-term borrowings amounted to RMB11,619.7 million. See "— Indebtedness". Our borrowings incur interest. Interest rate fluctuations and the balance of our total borrowings will have an impact on our finance costs.

We borrowed funds denominated in foreign currencies, including U.S. dollars and Japanese Yen, through commercial banks, mostly to meet our foreign exchange needs as well as to fund a portion of our capital expenditures. To the extent that the Renminbi depreciates against any of these currencies, our finance costs on these loans would increase. As of 30 June 2006, our foreign currencies borrowings, primarily denominated in Japanese Yen, amounted to RMB2,121.5 million. We incurred net foreign exchange losses of RMB345.1 million and RMB83.4 million, respectively, in 2003 and 2004, and had a net foreign exchange gain of RMB391.5 million in 2005. We had a net foreign exchange gain of RMB155.1 million and incurred a net foreign exchange loss of RMB28.0 million, respectively, for the six months ended 30 June 2005 and 2006.

These changes were mainly caused by fluctuations in the value of the Japanese Yen in recent years. See "— Market risk".

Anticipated capital expenditures

We intend to spend approximately RMB20.6 billion as capital expenditures from 2006 through 2008 primarily to expand the production capacity of our coal, coking, and coal mining equipment manufacturing operations and other operations to upgrade our existing mines, coal processing plants and other production facilities, to make improvements to our coal mining operations, and to undertake other projects. The costs associated with these expansion and improvement plans and the revenue we expect to derive from them could have a significant impact on our future consolidated financial statements. See "— Capital expenditures".

The Restructuring conducted in anticipation of the Global Offering

Prior to the Restructuring conducted in anticipation of this Global Offering, we did not exist as a separate legal entity. Our operations were conducted by ChinaCoal Group and its predecessors. As part of the Restructuring, ChinaCoal Group transferred to us substantially all of the assets, liabilities and interests of its coal operations, coking operations, coal mining equipment manufacturing operations and other operations, including twelve coal mines, five coking plants, four coal mining equipment manufacturing plants and two coal mine design institutes. Because ChinaCoal Group controlled these operations prior to the Restructuring and controls us after the Restructuring, our historical combined financial information included in this Prospectus have been prepared as a combination under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities transferred to us have been stated at historical amounts in the combined financial statements. The combined financial information present the results of our operations as if our operations had already been transferred to us from ChinaCoal Group as of 1 January 2003. In addition, our combined financial statements also include assets, liabilities, and results of operations of certain of the businesses and assets historically associated with predecessor operations retained by ChinaCoal Group in the Restructuring. Businesses retained by ChinaCoal Group include: (i) equity interests in certain coal gas, coke and coking coal operations and in certain coal-based chemicals manufacturing and sales operations; (ii) operations of the Mines under Restructuring; (iii) coal mine and civil engineering construction operations; (iv) coal bed methane development operations; (v) provision of coal export agency services and a small amount of coal trading and agency services businesses of certain overseas trading companies; (vi) community functions such as schools and hospitals; (vii) a small amount of investment in equity and some non-operational assets; and (viii) other non-core operations including real estate and hotel development and management. Certain of these assets, liabilities, revenue and expenses will not be reflected in our consolidated financial statements after the Restructuring Date. In addition, because of the asset restructuring and the related carve-out accounting, the combined financial statements reflect various historical payments as distributions to ChinaCoal Group that are not expected to be indicative of future practices or results. See Note 2 of the Accountants' Report included as Appendix I to this Prospectus.

Description of Components of Results of Operations

Revenue

We generate all of our revenue from coal operations, coking operations, coal mining equipment manufacturing operations as well as other businesses and services including coal mine design services. Our revenue are presented net of inter-segment sales and other inter-company transactions. The table below presents, for the periods indicated, our revenue from operations in terms of amount and as a percentage of our total operating revenue:

	Year ended 31 December						CAGR	Six months ended 30 June			
	2003		2004		2005		(2003-2005)	2005		2006	
	(RMB million)	(%)	(RMB million)	(%)	(RMB million)	(%)	(%)	(RMB million)	(%)	(RMB million)	(%)
Revenue											
Coal operations	11,656.7	80.5	17,733.0	80.0	25,147.7	83.7	46.9	12,600.1	83.9	11,761.0	80.1
Coking operations	1,064.9	7.4	2,039.2	9.2	1,591.3	5.3	22.2	938.6	6.3	1,012.4	6.9
Coal mining equipment operations	1,057.9	7.3	1,479.4	6.7	1,891.2	6.3	33.7	889.1	5.9	971.9	6.6
Other operations	701.2	4.8	912.2	4.1	1,431.1	4.8	42.9	584.1	3.9	934.4	6.4
Total revenue	14,480.8	100.0	22,163.8	100.0	30,061.3	100.0	44.1	15,011.9	100.0	14,679.7	100.0

We derived the majority of our revenue from our coal operations, historically our largest revenue contributing segment. Our coal operations generate revenue through sales of coal products produced at our four mining areas and stand-alone coal processing plants, and coal trading businesses, consisting of proprietary coal trading, export-related services and import agency services.

We also generated revenue during the Track Record Period from sales of coke and coal-based chemicals produced at our coking facilities. In addition, revenue was derived from sales of coke in domestic and overseas markets on a proprietary trading basis.

Revenue from our coal mining equipment manufacturing operations mainly includes sales of coal mining equipment manufactured by our three coal mining equipment manufacturing plants. In addition, we derive sales revenue from the provision of turn-key services for installation of coal mining equipment.

We also receive revenue from other operations, mainly including sales of primary aluminum produced at our refinery, electric power generated from our own coal-fired power plants, and the provision of coal mine design services to major coal mining companies in China.

Our revenue on a combined basis is presented after elimination of inter-segment sales. As a result, only income generated from sales made to external customers are accounted for as our revenue in our combined results of operations. For the years ended 31 December 2003, 2004, 2005 and the six months ended 30 June 2005 and 2006, the inter-segment sales revenue amounted to RMB291.1 million, RMB486.9 million, RMB542.1 million, RMB280.9 million and RMB366.2 million, respectively, representing 2.0%, 2.2%, 1.8%, 1.9% and 2.5%, respectively, of our total revenue including external and inter-segment sales. Our inter-segment sales revenue was mainly derived from (i) sales of our coal products from coal operations segment to our coking facilities and power plants; (ii) sales of coal mining equipment from coal equipment manufacturing segment to our coal mines at the Pingshuo and Datun Mining Areas; and (iii) the provision of coal mine design services from our other operations segment to our coal mines.

Gross profits

Our gross profits on a combined basis are presented after elimination of inter-segment sales and cost of sales by deducting the cost of sales from our revenue of each accounting period. Our gross profits before

elimination of inter-segment transactions amounted to RMB1,729.7 million, RMB4,639.6 million, RMB5,631.5 million, RMB3,598.1 million and RMB3,010.7 million, for the years ended 31 December 2003, 2004, 2005 and the six months ended 30 June 2005 and 2006, respectively, a difference of RMB11.6 million, RMB19.7 million, RMB8.0 million, RMB5.1 million and RMB33.1 million, respectively, for the same periods if the inter-segment transactions had been taken into account.

Cost of sales

Cost of sales represents the direct costs of production, which includes primarily materials costs, staff costs, depreciation and amortization expenses, repair and maintenance costs, transportation costs, sales taxes and surcharges. The following table breaks down our cost of sales for the periods indicated:

	Year ended 31 December						Six months ended 30 June			
	2003		2004		2005		2005		2006	
	(RMB million)	(%)	(RMB million)	(%)	(RMB million)	(%)	(RMB million)	(%)	(RMB million)	(%)
Cost of sales										
Materials	8,819.8	69.1	10,661.7	60.8	16,237.7	66.4	7,456.2	65.3	7,134.0	61.3
Staff costs	798.3	6.3	963.8	5.5	1,156.5	4.7	562.3	4.9	689.4	5.9
Depreciation and amortization	569.8	4.5	802.6	4.6	913.0	3.7	403.4	3.5	524.7	4.5
Repairs and maintenance	199.2	1.6	285.2	1.6	240.2	1.0	61.1	0.5	97.5	0.8
Transportation costs	1,839.8	14.4	3,709.5	21.1	4,055.4	16.6	2,082.2	18.2	2,265.6	19.5
Sales taxes and surcharges	89.6	0.7	187.2	1.1	288.2	1.2	139.1	1.2	174.9	1.5
Others	446.2	3.5	933.9	5.3	1,546.8	6.3	714.6	6.3	749.7	6.4
Total cost of sales	12,762.7	100.0	17,544.0	100.0	24,437.8	100.0	11,418.9	100.0	11,635.9	100.0

Materials costs were the main component of our cost of sales, representing approximately 69.1%, 60.8%, 66.4%, 65.3% and 61.3%, respectively, of our total cost of sales for each of the years ended 31 December 2003, 2004 and 2005 and the six months ended 30 June 2005 and 2006. Materials used in our coal operations mainly include coal, cement, steel and explosives. Materials used in our coking operations mainly include coal and coke purchased for resale purposes. Materials used in our coal mining equipment manufacturing operations mainly include steel and other raw materials used in the production of coal mining machinery.

Transportation costs were also a large contributor to our cost of sales. Transportation costs mainly include railway, waterway and roadway transportation expenses charged by carriers who deliver our coal and coke products to end customers. Sales on an FOB or CIF basis typically result in higher transportation costs than other terms of sales, such as ex-mine sales, as we are responsible for the transportation costs for delivering the goods to the port or the customers' sites.

Staff costs were also a significant component of our cost of sales during the Track Record Period. They are comprised mainly of wages for our employees working at the coal mines, coal processing plants, coking plants, coal mining equipment manufacturing facilities and other production facilities.

During the Track Record Period, our costs of sales also included other expenses, such as stripping costs, utilities expenses, resources compensation fees and compensation for land sinking.

Our costs of sales on a combined basis are presented after elimination of inter-segment transactions. As a result, only the cost of sales incurred from purchases of goods or services from external suppliers is accounted as cost in our combined results of operations. For the years ended 31 December 2003, 2004 and 2005 and the six months ended 30 June 2005 and 2006, the cost incurred from inter-segment sales amounted to RMB279.4 million, RMB467.1 million, RMB534.0 million, RMB275.8 million and RMB399.3 million, respectively, representing 2.2%, 2.7%, 2.2%, 2.4% and 3.4%, respectively, of our total cost of sales including cost of external and inter-segment purchases. The inter-segment cost of sales was mainly from (i) purchases

of coal mining equipment by our coal operations segment from coal mining equipment manufacturing segment; (ii) procurement of coal mine design services from our other operations segment by our coal operations segment; and (iii) purchases of our coal products from coal operations segment by our coking facilities in the coking operations segment and power plants of our other operations.

Selling, general and administrative expenses

Our selling, general and administrative expenses primarily consist of personnel expenses, depreciation and amortization costs, repairs and maintenance, operating lease charges, public utility charges, allowance for doubtful debts, entertainment and traveling expenses and other miscellaneous expenses. The largest component of our selling, general and administrative expenses is personnel expenses, which were mainly wages paid to our employees not directly involved in the production operations in our coal mines and production facilities. Personnel expenses represented 46.4%, 52.2%, 46.6%, 56.6% and 51.7%, respectively, of our total selling, general and administrative expenses for each of the years ended 31 December 2003, 2004, 2005 and the six months ended 30 June 2005 and 2006.

Other gains

Other gains are composed of dividend income from unlisted investments, gains on disposal of investments, interest income and government grants and subsidies.

Other operating income, net

Other operating income net of other operating expenses consists of other operating income less other operating expenses. Other operating income consists of sales of surplus of raw materials and components, rental, agency fee relating to non-core products, transportation and other service income. Other operating expenses mainly include the costs directly relate to other operating income.

Finance costs

Finance costs consist of financing payments on (i) interests of bank loans and other borrowings less capitalized interest, (ii) applicable bank charges and (iii) net foreign exchange losses or gains.

Share of profits/(losses) of associates

Our share of losses of associates is the profits/(losses) attributable to us from our associates, pursuant to our equity interests in such associates. Associates are entities over which we have significant influence but not control, in which generally we hold between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost.

Income tax expenses

Under the current laws of the PRC, we, our subsidiaries, associates and jointly controlled entities are subject to PRC income tax on an individual basis. The normal statutory PRC enterprise income tax rate is 33% of taxable income as determined in accordance with the relevant PRC income tax laws and regulations. However, PRC state and local tax laws provide for a number of preferential tax treatments applicable to different enterprises, industries and locations. The effective income tax rates applicable to us for each of the years ended 31 December 2003, 2004, 2005 and the six months ended 30 June 2005 and 2006 were 28.1%, 23.1%, 17.6%, 19.7% and 29.8%, respectively.

Critical Accounting Policies

The discussion and analysis of our results of operations and financial condition is based on our audited combined financial information, which have been prepared in accordance with IFRS. Our results of operations and financial condition are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our combined financial information. We base our assumptions and estimates on historical experience and on various other assumptions that we currently believe to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. Our management evaluates these estimates on an ongoing basis. Actual results may differ from these estimates as facts, circumstances and conditions change or as a result of different assumptions.

Our management considers the following factors in reviewing our combined financial information:

- the selection of critical accounting policies; and
- the judgments and other uncertainties affecting the application of those critical accounting policies.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our audited combined financial information. Our principal accounting policies are set forth in detail in Note 3 of the Accountants' Report included as Appendix I to this Prospectus. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our audited combined financial information.

Carrying value of non-current assets

Non-current assets, including property, plant and equipment, land use rights, mining rights and intangible assets, are carried at cost less accumulated amortization. These carrying amounts are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. In estimating the recoverable amounts of assets, various assumptions, including future cash flows to be associated with the non-current assets and discount rates, are made. If future events do not correspond to such assumptions, the recoverable amounts will need to be revised and may impact our results of operations or financial position.

Useful lives of property, plant and equipment

Our management determines the estimated useful lives and related depreciation charges for property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of property, plant and equipment having a similar nature and function. It could change significantly as a result of technical innovations and competitor actions in response to severe industry cycles. Management will increase the depreciation charges where useful lives are less than previously estimates, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

Trade and other receivables

Our management determines the provision for impairment of trade and other receivables. This estimate is based on the credit history of our customers and current market conditions. Management reassesses the provision at each balance sheet date.

Income taxes

There are certain transactions and calculations for which the ultimate tax determination is uncertain until the end of relevant period. We recognize liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax expense and deferred tax provisions in the period in which such determination is made. In addition, the realization of future income tax assets is dependent on our ability to generate sufficient taxable income in future years to utilize income tax benefits and income tax loss carry-forwards. Deviations of future profitability from estimates would result in adjustments to the value of future income tax assets and liabilities that could have a significant effect on earnings.

Provision for close-down, restoration and environmental costs

The provision for close down, restoration and environmental costs for our coal mining operations is determined by our management based on their past experience and best estimation of future expenditures, after taking into account existing relevant PRC regulations. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future years, the estimate of the associated costs may be subject to revision from time to time.

Combined Results of Operations

The following table sets forth, for the periods indicated, information relating to certain income and expense items from our combined income statement:

	Year ended 31 December						Six months ended 30 June			
	2003		2004		2005		2005		2006	
	RMB million	%	RMB million	%	RMB million	%	RMB million	%	RMB million	%
	(audited)		(audited)		(audited)		(unaudited)		(audited)	
IFRS										
Revenue	14,480.8	100.0	22,163.8	100.0	30,061.3	100.0	15,011.9	100	14,679.7	100
Cost of sales	(12,762.7)	(88.1)	(17,544.0)	(79.2)	(24,437.8)	(81.3)	(11,418.9)	(76.1)	(11,635.9)	(79.3)
Gross profit	1,718.1	11.9	4,619.8	20.8	5,623.5	18.7	3,593.0	23.9	3,043.8	20.7
Selling, general and administrative expenses	(848.1)	(5.9)	(1,134.6)	(5.1)	(1,483.8)	(4.9)	(731.3)	(4.9)	(835.8)	(5.7)
Other gains	86.5	0.6	71.5	0.3	126.6	0.4	44.2	0.3	87.5	0.6
Other operating income, net	50.2	0.3	138.7	0.6	162.4	0.5	93.7	0.6	107.5	0.7
Total operating expenses	(711.5)	(4.9)	(924.4)	(4.2)	(1,194.9)	(4.0)	(593.5)	(4.0)	(640.9)	(4.4)
Profit from operations	1,006.6	7.0	3,695.4	16.7	4,428.6	14.7	2,999.5	20.0	2,403.0	16.4
Finance costs	(675.4)	(4.7)	(527.8)	(2.4)	(112.3)	(0.4)	(23.7)	(0.2)	(291.5)	(2.0)
Share of profits/(losses) of associates	0.7	0.0	(1.9)	0.0	(6.1)	0.0	3.1	0.0	(1.2)	(0.0)
Profit before income tax	332.0	2.3	3,165.8	14.3	4,310.2	14.3	2,979.0	19.8	2,110.3	14.4
Income tax expense	(93.3)	(0.6)	(730.2)	(3.3)	(758.8)	(2.5)	(586.9)	(3.9)	(627.9)	(4.3)
Profit for the year	238.6	1.6	2,435.5	11.0	3,551.4	11.8	2,392.0	15.9	1,482.4	10.1
Attributable to:										
Equity owner	141.0	1.0	2,248.2	10.1	3,343.5	11.1	2,179.0	14.5	1,334.4	9.1
Minority interests	97.7	0.7	187.3	0.8	208.0	0.7	213.0	1.4	148.0	1.0
Dividends	404.0	—	798.9	—	1,161.4	—	178.3	—	160.6	—

Six months ended 30 June 2006 compared with six months ended 30 June 2005

Revenue

Our total revenue after elimination of inter-segment sales decreased by 2.2% from RMB15,011.9 million in the six months ended 30 June 2005 to RMB14,679.7 million in the six months ended 30 June 2006. This decrease was attributable to a decrease of RMB839.1 million in revenue from our coal operations, partially offset by an increase in revenue of RMB73.8 million from our coking operations, an increase in revenue of RMB82.8 million from our coal mining equipment manufacturing operations and an increase in revenue of RMB350.2 million from our other operations.

Total revenue generated from external sales of our coal operations decreased from RMB12,600.1 million in the six months ended 30 June 2005 to RMB11,761.0 million in the six months ended 30 June 2006. This decrease was mainly attributable to the decrease in revenue from coal exports and proprietary coal trading, partially offset by the increase in revenue from domestic sales of our coal products.

Exports of our coal products sold to external customers decreased from 6.4 million tonnes in the six months ended 30 June 2005 to 4.4 million tonnes in the six months ended 30 June 2006, mainly because the average market prices for coal exports in the same period were less favorable to coal producers than in the previous period. As a result, we reduced our coal export volumes and focused instead on the domestic market. Consequently, the total revenue from export sales of our coal products decreased from RMBR2,972.4 million in the six months ended 30 June 2005 to RMB1,863.2 million in the six months ended 30 June 2006.

The volumes of coal sold to external customers on a proprietary trading basis decreased significantly. The volumes of our coal sold on a proprietary trading basis decreased from 10.5 million tonnes in the six

months ended 30 June 2005 to 7.3 million tonnes in the six months ended 30 June 2006, mainly because of the increase in the production capacity and coal output of our coal mines, which enabled us to satisfy our customers' needs with our coal products. In addition, the decrease of export sales price of coal we sold on a proprietary trading basis in the six months ended 30 June 2005 compared to the six months ended 30 June 2006 was attributed to the decreases of revenue from proprietary coal trading, although this decrease was partially offset by the increase in the average selling price of coal we sold in the domestic market on a proprietary trading basis in the same period.

In the six months ended 30 June 2006, we sold approximately 26.2 million tonnes of our coal products in China to external customers, compared to approximately 23.4 million tonnes in the six months ended 30 June 2005, representing an increase of 12.0%. The increase in sales volume was due primarily to the increase in production capacity and coal output of our coal mines and coal processing plants. In particular, our newly constructed Anjialing Underground Mine produced 6.6 million tonnes of raw coal in the six months ended 30 June 2006. In addition, the price of our coal products increased in the six months ended 30 June 2006 compared to the six months ended 30 June 2005, which also attributed to the increases of revenue from domestic sales of our coal products.

Our total revenue from coking operations increased by 7.9% from RMB938.6 million in the six months ended 30 June 2005 to RMB1,012.4 million in the six months ended 30 June 2006. This increase was due primarily to the increase in domestic sales volume, which was partially offset by the decrease in prices in international markets.

Domestic sales of coke increased significantly by 215.0% from 200,000 tonnes in the six months ended 30 June 2005 to 630,000 tonnes in the six months ended 30 June 2006, primarily due to increased market demand and the commencement of commercial production of two of our coking facilities, namely the Jiuxin Plant and the Jinda Plant, in late 2005. However, the average selling price of our coke products in the domestic market decreased by 9.9% from RMB1,072.7 per tonne in the six months ended 30 June 2005 to RMB966.4 per tonne in the six months ended 30 June 2006. Although we began to change our product mix in the first six months of 2006 and our unit price of foundry coke, our new product, is relatively higher, there has not yet been an increase in average selling prices because we are still in the initial stages for the production of such product. As a result, our revenue generated from domestic sales of coke increased by 183.8% from RMB215.1 million in the six months ended 30 June 2005 to RMB610.3 million in the six months ended 30 June 2006.

Our export sales of coke products remained relatively stable in the six months ended 30 June 2005 and 2006, but the average selling price decreased as a result of unfavorable market conditions for coke producers. As a result, our revenue generated from export sales of coke decreased by 44.4% from RMB723.5 million in the six months ended 30 June 2005 to RMB402.1 million in the six months ended 30 June 2006.

Total revenue generated from the external sales of our coal mining equipment manufacturing operations was RMB889.1 million in the six months ended 30 June 2005 and RMB971.9 million in the six months ended 30 June 2006. This increase was mainly attributable to an increase in prices as well as an increase in sales as a result of the improved market environment of the coal industry, which stimulated demand for our mining equipment. Rollout of our high end and high quality line of products also enabled us to achieve higher pricing, both of which led to the growth in our revenue from coal mining equipment manufacturing operations.

Revenue from external sales of our other businesses increased by 60.0% from RMB584.1 million in the six months ended 30 June 2005 to RMB934.4 million in the six months ended 30 June 2006. This increase was

mainly due to the increase in revenue from sales of primary aluminum from our new aluminum refinery, and from our coal mine design services to external customers.

Cost of sales

The cost associated with external sales increased slightly by 1.9% from RMB11,418.9 million in the six months ended 30 June 2005 to RMB11,635.9 million in the six months ended 30 June 2006. This increase was mainly due to an increase in staff costs, depreciation and amortization costs, transportation costs and other costs from our coal operations and our other segments, partially offset by the decrease in raw materials costs for our coal operations.

Our materials costs decreased by 4.3% from RMB7,456.2 million in the six months ended 30 June 2005 to RMB7,134.0 million in the six months ended 30 June 2006. The decrease was primarily due to a decrease in volumes of coal purchased from third parties.

Our staff costs increased by 22.6% from RMB562.3 million in the six months ended 30 June 2005 to RMB689.4 million in the six months ended 30 June 2006, mainly caused by the increase in staff costs incurred by our coal and coking operations. The increase in staff costs was mainly attributable to the commercial operation of our newly developed coal mines, coal processing plants and coking facilities.

Our depreciation and amortization costs increased by 30.1% from RMB403.4 million in the six months ended 30 June 2005 to RMB524.7 million in the six months ended 30 June 2006, mainly caused by the increase in depreciation and amortization costs incurred by our coal and coking operations. The increase in depreciation and amortization costs was mainly attributable to the commercial operations of our newly developed coal mines, coal processing plants and coking facilities.

Our transportation costs increased by 8.8% from RMB2,082.2 million in the six months ended 30 June 2005 to RMB2,265.6 million in the six months ended 30 June 2006, mainly caused by the increase in transportation costs for our coal operations. The increase in transportation costs for our coal operations was mainly attributable to the increase in coal products that were delivered to our customers through railways and roadways. However, the increase in transportation costs was partially offset by the increase in ex-mine sales that incurs less transportation costs and the decrease in port fees due to the decrease in coal export volumes.

Gross profit

As a result of the foregoing, our gross profit generated from external transactions decreased by 15.3% from RMB3,593.0 million in the six months ended 30 June 2005 to RMB3,043.8 million in the six months ended 30 June 2006. Our gross profit margin generated from external transactions decreased from 23.9% in the six months ended 30 June 2005 to 20.7% in the six months ended 30 June 2006.

Selling, general and administrative expenses

Our selling, general and administrative expenses increased by 14.3% from RMB731.3 million in the six months ended 30 June 2005 to RMB835.8 million in the six months ended 30 June 2006, mainly due to the expansion of operations in each of our operating segments, which resulted in an increase in personnel expenses, maintenance expenses, marketing and sales expenses and utility charges.

Other gains

Our other gains increased by 98.1% from RMB44.2 million in the six months ended 30 June 2005 to RMB87.5 million in the six months ended 30 June 2006. This increase in other gains was mainly due to: (i) an

increase in government grants and subsidies from RMB5.0 million in the six months ended 30 June 2005 to RMB24.5 million in the six months ended 30 June 2006; and (ii) an increase in dividend income, representing our investments, from RMB4.3 million in the six months ended 30 June 2005 to RMB20.2 million in the six months ended 30 June 2006.

Other operating income, net

Our other operating net income includes other operating income less other operating expenses. Our other operating income net of other operating expenses increased by 14.7% from RMB93.7 million in the six months ended 30 June 2005 to RMB107.5 million in the six months ended 30 June 2006. This increase was due primarily to (i) an increase in transportation income resulting from the increased volume of transportation services we provided to our customers, and (ii) the increases from sales of scraps due to the increases of price and sales volume caused by the increase of market demands.

Finance costs

Our interest expenses relating to bank loans, loans from other financial institution and loans from related parties increased from RMB201.3 million in the six months ended 30 June 2005 to RMB269.0 million in the six months ended 30 June 2006. After deducting interest on the amounts capitalized for construction in progress, our interest expenses increased from RMB155.8 million for the six months ended 30 June 2005 to RMB238.6 million for the six months ended 30 June 2006. In addition, in the six months ended 30 June 2006, we incurred net foreign exchange losses of RMB28.0 million, compared to net foreign exchange gains of RMB155.1 million in the six months ended 30 June 2005. Consequently, our finance costs increased significantly by RMB267.9 million from RMB23.7 million in the six months ended 30 June 2005 to RMB291.5 million in the six months ended 30 June 2006.

Share of profits/(losses) of associates

We incurred share of losses of associates of RMB1.2 million in the six months ended 30 June 2006, compared to share of profits of associates of RMB3.1 million in the six months ended 30 June 2005. Certain of our associate companies recorded less profit or more loss in the six months ended 30 June 2006 compared to the six months ended 30 June 2005. China Coal & Coke Xuyang Limited, our 45% owned associate, generated substantial profit in the six months ended 30 June 2005 from its sales of coke products in the China domestic market, its main revenue source, thus offsetting some losses from other associate companies and contributing to the RMB3.1 million profits of associates in the six months ended 30 June 2005. However, China Coal & Coke Xuyang Limited generated less profit in the first six months of 2006 due to an increase in supply of comparable coke products in the market and therefore increased competition. The decreased profit was insufficient to offset losses from other associate companies, resulting in a share of losses of associates of RMB1.2 million in the six months ended 30 June 2006.

The profits we generated from our investments in China Coal & Coke Xuyang Limited partially offset the losses we incurred from our investment in other associates.

Income tax expenses

Our income tax expense increased by 7.0% from RMB586.9 million in the six months ended 30 June 2005 to RMB627.9 million in the six months ended 30 June 2006. Although we continued to benefit from the preferential tax rates enjoyed by some of our subsidiaries and jointly controlled entities, several of our subsidiaries and jointly controlled entities incurred more tax expenses due to changes in, or termination of,

preferential tax treatments in the six months ended 30 June 2006. As such, our effective income tax rate increased from 19.7% in the six months ended 30 June 2005 to 29.8% in the six months ended 30 June 2006.

Profit for the period

As a result of the foregoing, our profit for the period in the six months ended 30 June 2006 decreased by 38.0% or RMB909.6 million, from RMB2,392.0 million in the six months ended 30 June 2005 to RMB1,482.4 million in the six months ended 30 June 2006.

Minority interests

Minority interests decreased by 30.5% from RMB213.0 million in the six months ended 30 June 2005 to RMB148.0 million in the six months ended 30 June 2006. The decrease in minority interests was primarily due to: (i) the decrease of the net profit of Shanghai Datun Energy due to the commencement of commercial operation of its new primary aluminum plant, which resulted in lower gross profit margin of Shanghai Datun Energy than the comparable period in 2005, and (ii) the decrease of net profit of certain of our coking plants operated by China Coal and Coking Holdings Limited due to intensive competition in the coking industry.

Profit attributable to equity holders

Profit attributable to equity holders decreased by 38.8% from RMB2,179.0 million in the six months ended 30 June 2005 to RMB1,334.4 million in the six months ended 30 June 2006.

Year ended 31 December 2005 compared with year ended 31 December 2004

Revenue

Our total revenue after elimination of inter-segment sales increased by 35.6%, from RMB22,163.8 million in the year ended 31 December 2004 to RMB30,061.3 million in the year ended 31 December 2005. This increase was attributable to an increase of RMB7,414.7 million in revenue from our coal operations, an increase of RMB411.8 million in revenue from our coal mining equipment manufacturing operations and an increase of RMB518.9 million in revenue from our other operations, partially offset by a decrease of RMB447.9 million in revenue from our coking operations.

Total revenue generated from external sales of our coal operations increased by 41.8% from RMB17,733.0 million in the year ended 31 December 2004 to RMB25,147.7 million in the year ended 31 December 2005. The increase was attributable to the increase in revenue generated from sales of coal products and from coal trading due to strong market demand, as well as to the expansion of our production capacity and output. Revenue from our export sales of coal products remained at the same level in 2005 compared to 2004, as the impact from increased average selling price in the export market was offset by the decrease in sales volume.

In the year ended 31 December 2005, we sold approximately 39.5 million tonnes of our coal products in China to external customers, compared to approximately 31.7 million tonnes in the year ended 31 December 2004, representing an increase of 24.6%. The increase in sales volume was primarily due to the expanded production capacity and the increased output of our coal mines and coal processing plants. In particular, our newly constructed Anjialing Underground Mine produced 8.7 million tonnes of raw coal in 2005. Strong market demand resulting from the continuous growth in China's economy, particularly in the power generation, metallurgical, construction materials and chemicals sectors, also contributed to the increase in our coal sales volume. In addition, the average domestic selling price of our coal products increased from RMB257

per tonne to RMB308 per tonne, further contributing to the increase in our total revenue derived from coal sales. The increase in coal sales prices in 2005 was primarily attributable to the continuous increase in coal consumption in recent years resulting from economic growth and the increase in prices of other energy sources such as oil and natural gas.

Although there was a strong demand for coal in the export markets in 2005, the amount of coal products we exported for sale to external customers decreased from 15.2 million tonnes in the year ended 31 December 2004 to 11.5 million tonnes in the year ended 31 December 2005. This decrease was mainly the result of the reduction in the export quota we carried forward from 2004 to 2005 than from 2003 to 2004. See "Regulations — The coal industry — Coal trading". However, the significant increase in the average selling prices in the export coal market due to strong coal demand from neighboring countries and territories of China caused the total revenue from export sales of our coal products in 2005 to remain at approximately the same level as in 2004. For example, the average selling price of our thermal coal in the export market was RMB465 per tonne in 2005, compared to RMB340 per tonne in 2004.

Due to strong market demand, we also increased the trading volume of our proprietary coal trading businesses for sale to external customers by 11.1 million tonnes in 2005 to meet the needs of both our long-term and new customers. Our dominant position in China's coal trading market and ability to secure coal supply sources were further enhanced by the significant increase in our proprietary coal trading volume. In addition to the increase in trading volume, the average selling price of coal sold in the domestic market on a proprietary trading basis increased from RMB287 per tonne in 2004 to RMB307 per tonne in 2005, which further contributed to the increase in total revenue from our proprietary coal trading business. The average selling price of coal sold in the export market on a proprietary trading basis increased from RMB612 per tonne in 2004 to RMB627 per tonne in 2005.

Total revenue from the external sales of our coal mining equipment manufacturing operations increased by 27.8% from RMB1,479.4 million in the year ended 31 December 2004 to RMB1,891.2 million in the year ended 31 December 2005. This increase was mainly due to the increase in sales of coal mining equipment to our external customers. This is attributable to improved market conditions, strong demand for our products as well as our ability to achieve higher prices following the rollout of our high-end and high-quality coal mining equipment.

Revenue from external sales of our other businesses increased by 56.9% from RMB912.2 million in the year ended 31 December 2004 to RMB1,431.1 million in the year ended 31 December 2005. This increase was mainly due to the increase in revenue from coal mine design services to external customers and our other segment and sales of primary aluminum from our new refinery.

Total revenue generated from external sales of our coking operations decreased by 22.0% from RMB2,039.2 million in the year ended 31 December 2004 to RMB1,591.3 million in the year ended 31 December 2005. This decrease was primarily due to the decrease in revenue from export sales, most of which related to proprietary coke trading, partially offset by an increase in revenue from domestic sales, most of which related to coke we produced at our coking facilities. Export sales volumes and average selling prices of our coke products decreased in 2005. As a result of the reduced export quota allocated to ChinaCoal Group by the PRC Government, our export sales volume decreased 13.4% from 760,000 tonnes in 2004 to 660,000 tonnes in 2005. The average selling price of coke we sold in the export market (including coke produced by us and coke sold on a proprietary trading basis) decreased by 35.8% from RMB2,377 per tonne in 2004 to RMB1,526 per tonne in 2005, primarily due to the increased international supply of comparable coke products

and the corresponding price stabilization in the export market. As a result, our revenue generated from export sales of coke decreased by 44.4% from RMB1,805.6 million in 2004 to RMB1,004.0 million in 2005.

In the domestic market, sales volume of our coke products increased by 184.5% from 230,000 tonnes in the year ended 31 December 2004 to 640,000 tonnes in the year ended 31 December 2005, primarily due to strong market demand and the commencement of commercial production of two of our coking facilities, namely the Jiuxin Plant and the Jinda Plant, in 2005. The average selling price of coke we sold in the domestic market (including coke produced by us and coke sold on a proprietary trading basis) decreased by 11.6% from RMB1,036 per tonne in 2004 to RMB915 per tonne in 2005, mainly due to the increased in coke supply and competition in the domestic market. As a result, our revenue generated from domestic sales of coke increased by 151.4% from RMB233.6 million in the year ended 2004 to RMB587.3 million in 2005.

Costs of sales

The cost associated with external sales increased by 39.3% from RMB17,544.0 million in the year ended 31 December 2004 to RMB24,437.8 million in the year ended 31 December 2005. The increase was primarily due to the increase in materials costs and transportation costs incurred by our coal operations, coking operations and coal mining equipment manufacturing operations.

Our materials costs increased by 52.3% from RMB10,661.7 million in the year ended 31 December 2004 to RMB16,237.7 million in the year ended 31 December 2005. The increase was primarily driven by increased production and sales of coal, coke and coal-based chemicals and coal mining equipment. Increase in materials costs in our coal operations was also attributable to (i) the increase in purchase volume and average purchase price of coal from other suppliers, and (ii) the increase in the cost of mining accessories. Increase in materials costs in our coking operations was also attributable to the increase in purchase volume and average purchase price of coal from third party suppliers used as raw materials in coking and, partially offset by the decrease in the cost of coke we purchased for export from other suppliers. The increased materials costs in our coal mining equipment manufacturing operations were primarily due to the increased cost of steel and other raw materials used in our production process.

Our transportation costs increased by 9.3% from RMB3,709.5 million in the year ended 31 December 2004 to RMB4,055.4 million in the year ended 31 December 2005, mainly caused by the increase in transportation costs incurred by our coal operations as a result of increased volume of coal delivered to our customers through railways, roadways and sea-bound vessels. This increase was partially offset by the cost savings as a result of a greater proportion of our sales being shipped on an FOB instead of CIF basis in 2005 relative to 2004.

Gross profit

As a result of the foregoing, our gross profit generated from external transactions increased by 21.7% from RMB4,619.8 million in the year ended 31 December 2004 to RMB5,623.5 million in the year ended 31 December 2005. Our gross profit margin decreased from 20.8% in 2004 to 18.7% in 2005.

Selling, general and administrative expenses

Our selling, general and administrative expenses increased by 30.8% from RMB1,134.6 million in the year ended 31 December 2004 to RMB1,483.8 million in the year ended 31 December 2005, mainly due to the expansion of operations in each of our operating segments, which resulted in an increases in personnel expenses, traveling, marketing and sales expenses, depreciation and amortization costs and utility charges.

Other gains

Our other gains increased by 77.0% from RMB71.5 million in the year ended 31 December 2004 to RMB126.6 million in the year ended 31 December 2005. This increase was mainly due to the increase of interest income from RMB48.6 million in 2004 to RMB71.7 million in 2005.

Other operating income, net

Our other operating net income includes other operating income less other operating expenses. Our other operating income net of other operating expenses increased by 17.1% from RMB138.7 million in the year ended 31 December 2004 to RMB162.4 million in the year ended 31 December 2005, mainly because of the RMB27.2 million increase of net rental income from the dedicated railway located in our Pingshuo Mining Area, which we leased to Shuozhou Pingshuo Luda Railways Transportation Company, a subsidiary of a connected person, based on an agreement entered into in 2004.

Finance costs

In the year ended 31 December 2005, we had net foreign exchange gains of RMB391.5 million, compared to a net foreign exchange loss of RMB83.4 million in the year ended 31 December 2004. As a result, our finance costs decreased significantly by 78.7%, or RMB415.4 million, from RMB527.8 million in 2004 to RMB112.3 million in 2005.

Share of profits/(losses) of associates

Share of losses of associates increased by 223.4% from 1.9 million in the year ended 31 December 2004 to RMB6.1 million in the year ended 31 December 2005. The substantial increase was mainly due to the significant losses incurred by China Coal & Coke Xuyang Limited, our 45% owned associate. We generated a profit of RMB0.1 million from our investment in China Coal & Coke Xuyang Limited in 2004 but incurred a loss of RMB7.8 million 2005.

The profits we generated from our investments in other associates partially offset the losses we incurred from our investment in China Coal & Coke Xuyang Limited.

Income tax expenses

Our income tax expense increased by 3.9% from RMB730.2 million in the year ended 31 December 2004 to RMB758.8 million in the year ended 31 December 2005. In spite of the increased taxable profit, we benefited from preferential tax rates enjoyed by certain of our subsidiaries and jointly controlled entities. Such tax savings lowered our effective income tax rate from 23.1% in 2004 to 17.6% in 2005.

Profit for the year

As a result of the foregoing, our profit for the year ended 31 December 2005 increased by 45.8%, or RMB1,115.9 million, from RMB2,435.5 million in the year ended 31 December 2004 to RMB3,551.4 million in the year ended 31 December 2005.

Minority interests

Minority interests increased by 11.0% from RMB187.3 million in the year ended 31 December 2004 to RMB208.0 million in the year ended 31 December 2005.

Profit attributable to equity holders

Profit attributable to equity holders increase by 48.7% from RMB2,248.2 million in the year ended 31 December 2004 to RMB3,343.5 million in the year ended 31 December 2005.

Year ended 31 December 2004 compared with year ended 31 December 2003

Revenue

Our total revenue after elimination of inter-segment sales increased by 53.1%, from RMB14,480.8 million in the year ended 31 December 2003 to RMB22,163.8 million in the year ended 31 December 2004. This increase was attributable to increases of RMB6,076.3 million, RMB974.3 million, RMB421.4 million and RMB211.0 million in revenue from each of our coal operations, coking operations, coal mining equipment manufacturing operations and other operations, respectively.

Total revenue generated from external sales of our coal operations increased by 52.1% from RMB11,656.7 million in the year ended 31 December 2003 to RMB17,733.0 million in the year ended 31 December 2004. This increase was attributable to the increase in revenue from both domestic and export sales of our coal products, driven by increases in our production capacity and output as well as a sharp increase in average selling price due to strong market demand. Revenue increase from coal sales was slightly offset by a decrease in revenue from proprietary trading of coal during 2004.

In the year ended 31 December 2004, we sold approximately 31.7 million tonnes of coal products in China to external customers, compared to approximately 23.2 million tonnes in the year ended 31 December 2003, representing an increase of 36.5%. The increase in sales volume was driven principally by the expansion of production capacity and output at our coal mines and coal processing plants. In the year ended 31 December 2004, our Anjialing Open Pit Mine and Shaqu Mine commenced full operations and produced 14.5 million tonnes of thermal coal and 1.6 million tonnes of high-quality coking coal, respectively. Strong market demand resulting from the continuous growth in China's economic sectors, particularly the power generation, metallurgical, construction materials and chemicals sectors, also contributed to the increase in our sales volume. In addition, the average domestic selling price of our coal products increased from RMB175 per tonne in 2003 to RMB257 per tonne in 2004 and contributed to the increase in our coal sales revenue. The increase in coal sales prices in 2004 was primarily attributable to the continuous rise in coal consumption in recent years resulting from economic growth and the increase in prices of other energy sources such as oil and natural gas.

The export volume of our coal products sold to external customers increased from 14.0 million tonnes in the year ended 31 December 2003 to 15.2 million tonnes in the year ended 31 December 2004. In addition, higher average selling prices in the export coal market resulting from strong coal demand from neighboring countries and territories contributed to the increase in our revenue from export coal sales. For example, the average selling price of our thermal coal in the export market increased from RMB244 per tonne in 2003 to RMB340 per tonne in 2004.

The revenue we generated from our proprietary coal trading business to external customers increased from RMB4,025.5 million in the year ended 31 December 2003 to RMB4,159.2 million in the year ended 31 December 2004. The average selling price of coal traded domestically increased from RMB239 per tonne in 2003 to RMB287 per tonne in 2004. In addition, the average selling price of coal traded overseas increased from RMB260 per tonne in 2003 to RMB612 per tonne in 2004. The increase in average selling prices was partially offset by the decrease in proprietary trading volume from 16.2 million tonnes in 2003 to 10.0 million

tonnes in 2004. Decrease in our proprietary trading volume was mainly due to the shift of our focus on coal sales of our coal products.

Total revenue from the external sales of our coking operations increased by 91.5% from RMB1,064.9 million in the year ended 31 December 2003 to RMB2,039.2 million in the year ended 31 December 2004. This increase was primarily due to the sharp increase in average selling price and sales volume as a result of the continuous improvement in market conditions.

The increase in export sales revenue was primarily attributable to a 122.2% increase in the average selling price of our coke products sold in the export market, from RMB1,070 per tonne in 2003 to RMB2,377 per tonne in 2004. The significant price increase in the overseas market was caused by a supply shortage during 2004 and also resulted in part from the PRC Government's reduced coke export quotas. Our coke export volume remained at approximately the same level in 2004 and 2003. As a result, our revenue generated from export sales of coke increased by 83.9% from RMB981.7 million in 2003 to RMB1,805.6 million 2004.

The domestic sales volume of our coke products increased by 182.0% from 0.08 million tonnes in the year ended 31 December 2003 to 230,000 tonnes in the year ended 31 December 2004. In addition to strong market demand, the commencement of commercial production at our Fenyang Longquan Plant, which has an annual output capacity of 400,000 tonnes, also contributed to the increase. Meanwhile, the average selling price of our coke products decreased by 0.5% in the domestic market, from RMB1,041 per tonne in 2003 to RMB1,036 per tonne in 2004. As a result, revenue generated from our domestic sales of coke increased by 180.6% from RMB83.3 million in 2003 to RMB233.6 million in 2004.

The revenue from external sales of our coal mining equipment manufacturing operations increased by 39.8% from RMB1,057.9 million in the year ended 31 December 2003 to RMB1,479.4 million in the year ended 31 December 2004. This increase was mainly due to the increase in sales volume of coal mining equipment, whereas the average selling price of our products remained at the same level during this period.

Revenue from external sales of our other businesses increased by 30.1% from RMB701.2 million in the year ended 31 December 2003 to RMB912.2 million in the year ended 31 December 2004. This increase was mainly due to the increase in revenue from coal mine design services.

Costs of sales

The cost associated with external sales increased by 37.5% from RMB12,762.7 million in the year ended 31 December 2003 to RMB17,544.0 million in the year ended 31 December 2004. The increase was primarily due to the increase in transportation costs and materials costs incurred by our coal operations, coking operations and coal mining equipment manufacturing operations.

Our materials costs increased by 20.9% from RMB8,819.8 million in the year ended 31 December 2003 to RMB10,661.7 million in the year ended 31 December 2004. The increase was primarily driven by our increased production and sales of coal, coke and coal-based chemicals and coal mining equipment. Increase in material costs in our coal operations was attributable to: (i) the increase in purchase volume and average purchase price of coal from third party suppliers; and (ii) the increase in the cost of mining accessories. Increase in material costs in our coking operations was attributable to: (i) the increase in purchase volume and average purchase price of coal we purchased from third party suppliers used as raw material in coking; and (ii) the increased purchase volume and average purchase price of coke we purchased from third party suppliers for trading purposes. The increased materials costs in our coal mining equipment manufacturing operations were primarily due to the increased costs of steel and other raw materials used in our production process.

Our transportation costs increased by 101.6% from RMB1,839.8 million in the year ended 31 December 2003 to RMB3,709.5 million in the year ended 31 December 2004, mainly due to the increases in transportation costs incurred by both our coal and coking operations as a result of increased volume of coal and coke delivered to our customers. The addition of railway construction fees imposed by the PRC Government, increased port charges imposed by relevant port authorities for export sales of our coal products, as well as a greater proportion of our sales being shipped on an FOB instead of ex-mine sales basis in 2004 compared to 2003, all contributed to the increase in transportation costs relating to our coal operations.

Gross profit

As a result of the foregoing, our gross profit generated from external transactions increased by 168.9% from RMB1,718.1 million in the year ended 31 December 2003 to RMB4,619.8 million in the year ended 31 December 2004. Our gross profit margin increased from 11.9% in 2003 to 20.8% in 2004.

Selling, general and administrative expenses

Our selling, general and administrative expenses increased by 33.8% from RMB848.1 million in the year ended 31 December 2003 to RMB1,134.6 million in the year ended 31 December 2004, mainly due to the expansion of operations in each of our operating segments, which resulted in an increase in personnel expenses, traveling, marketing and sales expenses, depreciation and amortization costs and utility charges.

Other gains

Our other gains decreased by 17.3% from RMB86.5 million in the year ended 31 December 2003 to RMB71.5 million in the year ended 31 December 2004. This decrease was primarily due to a RMB8.4 million decrease in dividend income from unlisted investments and a RMB3.8 million decrease in interest income.

Other operating income, net

Our other operating net income includes other operating income less other operating expenses. Our other operating income net of other operating expenses increased by 176.4% from RMB50.2 million in the year ended 31 December 2003 to RMB138.7 million in the year ended 31 December 2004. The substantial increase was mainly due to (i) the RMB43.8 million increase of net rental income from the dedicated railway located in the Pingshuo Mining Area, which we leased to Shuozhou Pingshuo Luda Railways Transportation Company, a subsidiary of a connected person, based on an agreement entered into in 2004, and (ii) the RMB44.5 million increase in agency service income relating to non-core products, partially offset by the decrease of RMB10.0 million in miscellaneous income.

Finance costs

Our finance costs decreased by 21.9%, or RMB147.6 million, from RMB675.4 million in the year ended 31 December 2003 to RMB527.8 million in the year ended 31 December 2004, primarily due to a RMB261.7 million decrease in net foreign exchange loss which was partially offset by an increase in interest expenses and bank charges.

Share of profits/(losses) of associates

For the year ended 31 December 2004, we incurred share of losses of associates of RMB1.9 million, compared to the share of profits of associates of RMB0.7 million in the year ended 31 December 2003.

Income tax expenses

Income tax expenses increased by 682.5% from RMB93.3 million in the year ended 31 December 2003 to RMB730.2 million in the year ended 31 December 2004. This increase was primarily due to increase in our taxable profit, which is directly related to our increased profit before income tax of RMB2,833.8 million from RMB332.0 million in 2003 to RMB3,165.8 million in 2004. In spite of the increased taxable profit, we benefited from preferential tax rates enjoyed by some of our subsidiaries and jointly controlled entities. Such tax savings lowered our effective tax rates from 28.1% in 2003 to 23.1% in 2004.

Profit for the year

As a result of the foregoing, our profit for the year increased by 920.6%, or RMB2,196.9 million, from RMB238.6 million in the year ended 31 December 2003 to RMB2,435.5 million in the year ended 31 December 2004.

Minority interests

Minority interests increased by 91.8% from RMB97.7 million in the year ended 31 December 2003 to RMB187.3 million in the year ended 31 December 2004.

Profit attributable to equity holders

Profit attributable to equity holders increased by RMB2,107.3 million from RMB141.0 million in the year ended 31 December 2003 to RMB2,248.2 million in the year ended 31 December 2004.

Liquidity and Capital Resources

To date, we have funded our operations principally from cash generated from our operations, capital contributions from our shareholder and bank borrowings. Any significant decrease in demand for, or pricing of, our products or a significant decrease in the availability of bank loans may adversely impact our liquidity.

Our current assets divided by current liabilities, or current ratio, was 0.85, 0.91, 0.96 and 0.99 as of 31 December 2003, 2004 and 2005 and the six months ended 30 June 2006, respectively. Our current assets after subtraction of inventories divided by current liabilities, or quick ratio, was 0.69, 0.73, 0.76 and 0.77 as of 31 December 2003, 2004 and 2005 and the six months ended 30 June 2006, respectively.

As of 30 June 2006, our current assets amounted to RMB12,386.2 million, representing an increase of RMB113.7 million from RMB12,272.5 million as of 31 December 2005. The increase was mainly attributable to an increase of RMB858.1 million in trade and notes receivables mainly due to changes of payment terms by our customers.

As of 31 December 2005, our current assets amounted to RMB12,272.5 million, representing an increase of RMB1,922.5 million from RMB10,350.0 million as of 31 December 2004. The increase was mainly attributable to: (i) an increase of RMB890.3 million in trade and notes receivables mainly due to the increase in coal product sales in the fourth quarter of 2005 compared to the same period in 2004; (ii) increase in accounts receivables from connected parties and the increase of RMB865.0 million in prepayments and other receivables; (iii) an increase of RMB475.7 million in inventories, including increases in coal, coke and machinery for sale, auxiliary materials, spare parts and tools; and (iv) an increase of RMB13.7 million in term deposits with initial terms of over three months. The increase in our current assets was partially offset by decreases of RMB215.8 million and RMB106.2 million in restricted bank deposits and cash and cash equivalents, respectively, in the year ended 31 December 2005.

As of 30 June 2006, our current liabilities amounted to RMB12,544.6 million, representing a decrease of RMB250.8 million from RMB12,795.5 million as of 31 December 2005. The decrease was mainly attributable to: (i) a decrease of RMB585.5 million in accrual and other payables mainly to ChinaCoal Group as a dividend payable; and (ii) a decrease of RMB205.1 million in trade and other payables due to decreased purchase of raw materials in the second quarter of 2006 compared to the fourth quarter in 2005 resulting from the decreased trading volume of coal and other products. The decrease was partially offset by the increase of RMB479.7 million in short-term borrowings (including the current portion of long-term borrowings).

As of 31 December 2005, our current liabilities amounted to RMB12,795.5 million, representing an increase of RMB1,456.6 million from RMB11,338.8 million as of 31 December 2004. The increase was mainly attributable to: (i) an increase of RMB995.3 million in accrual and other payables mainly to ChinaCoal Group as a dividend payable; (ii) an increase of RMB776.3 million in trade payables due to increased purchase of raw materials in the fourth quarter of 2005 compared to the same period in 2004 resulting from the increased production volume of coal and other products; and (iii) an increase of RMB155.9 million in taxes payable. The increase in current liabilities was partially offset by a decrease of RMB205.6 million in short-term borrowings from commercial banks, a decrease of RMB195.0 million in our current portion of long-term borrowings, as well as a decrease of RMB70.3 million in our current portion of provisions for shut-downs, restorations and environmental clean-up costs.

Among the sources of the prepayments and other receivables as our current assets, the amounts due from related parties were RMB1,050.1 million as of 31 December 2005 and RMB1,122.3 million as of 30 June 2006, representing increases of RMB437.0 million and RMB72.2 million from 31 December 2004 and 31 December 2005, respectively. The increases were mainly due to the increase in the amount of deposits receivables from ChinaCoal Group to us and from our jointly controlled entity, Datong Zhongxin Energy Co., Ltd., as inter-company advances.

Among the sources of the accruals and other payables as our current liabilities, the amounts due to related parties were RMB897.8 million as of 31 December 2005 and RMB976.2 million as of 30 June 2006, representing increases of RMB120.3 million and RMB78.3 million from 31 December 2004 and 31 December 2005, respectively. The increases were mainly due to the increase of payables due to ChinaCoal Group as considerations for the acquisition of a power plant in 2005 and our inter-company advances from ChinaCoal Group in 2006.

Cash flow

Our primary uses of cash are to invest in mines, production facilities and equipment, repay our indebtedness, and fund working capital and normal recurring expenses. As of 31 December 2005 and 30 June 2006, we had cash and cash equivalents of RMB3,140.3 million and RMB2,294.0 million, respectively, and approximately RMB24,861.7 million and RMB23,774.0 million, respectively, of unutilized bank credit

facilities. The following table sets forth our cash flows in each of the three years ended 31 December 2003, 2004 and 2005 and the six months ended 30 June 2005 and 2006:

	Year ended 31 December			Six months ended 30 June	
	2003	2004	2005	2005	2006
	(RMB million)			(RMB million)	
Cash and cash equivalents at beginning of year	2,874.5	2,976.2	3,246.5	3,246.5	3,140.3
Net cash generated from operating activities	985.1	3,490.7	2,765.4	1,705.2	1,143.0
Net cash used in investing activities	(2,095.1)	(2,525.7)	(2,717.7)	(1,135.9)	(1,963.4)
Net cash generated from/(used in) financing activities	1,211.8	(694.8)	(153.9)	287.1	(25.9)
Net increase/(decrease) in cash and cash equivalents	101.8	270.2	(106.2)	856.3	(846.3)
Cash and cash equivalents at end of year	2,976.2	3,246.5	3,140.3	4,102.8	2,294.0

Net cash generated from operating activities

Net cash generated from operating activities decreased by 33.0% from RMB1,705.2 million in the six months ended 30 June 2005 to RMB1,143.0 million in the six months ended 30 June 2006. The decrease of RMB562.2 million was primarily due to the decrease of RMB552.4 million in net cash inflows generated from operations mainly attributable to: (i) the decrease in profit in the period; (ii) the increase in accounts receivables due to rising sales volume as well as the increasing proportion of sales made pursuant to long-term sales contracts. Given our established transaction history with long-term contract customers and common industry practice, such customers often enjoy more favorable credit terms which are more toward the higher end of the three to six months range; and (iii) the decrease in trade payables due to early settlement of outstanding construction and materials costs incurred by Huajin Joint Venture, no active major maintenance projects during the first six months of 2006 by Shanghai Datun Energy, and early settlement of purchase price for the procurement of steel and oil inventories in anticipation of significant price increases.

Net cash generated from operating activities decreased by 20.8% from RMB3,490.7 million in the year ended 31 December 2004 to RMB2,765.4 million in the year ended 31 December 2005. The decrease of RMB725.3 million was attributable to the increase in income tax paid, from RMB461.8 million in 2004 to RMB661.9 million in 2005. The decrease in net cash inflow, notwithstanding the RMB1,115.9 million increase in profit for the year, was mainly attributable to the high balance of unpaid accruals to third parties in 2004, consisting of advance from customers, amounts due to related parties, and payable for site restoration, the larger increase in trade receivables in 2005 and the gain in foreign exchange in 2005. The high balance of unpaid accruals to third parties in 2004 was driven by the strictly enforcement of our advanced payment policy due to strong market demand for our coal products. The increase in trade receivables in 2005 was in line with the substantial increase in sales revenue in 2005.

Net cash generated from operating activities increased by 254.4% from RMB985.1 million in the year ended 31 December 2003 to RMB3,490.7 million in the year ended 31 December 2004. The increase of RMB2,505.6 million was attributable to a significant increase in net cash generated from operations of RMB2,636.8 million, from RMB1,733.6 million in 2003 to RMB4,370.4 million in 2004. The substantial increase in net cash generated from operations was mainly due to the increase of RMB2,196.9 million in profit for the year and RMB237.4 million increase in depreciation expenses. This increase was partially offset by an

increase in income tax paid from RMB231.3 million in 2003 to RMB461.8 million in 2004 due to increases in taxable profits in 2004.

Net cash used in investing activities

Net cash used in investing activities increased by 72.8% from RMB1,135.9 million in the six months ended 30 June 2005 to RMB1,963.4 million in the six months ended 30 June 2006. The increase of RMB827.5 million was mainly attributable to (i) an increase of RMB339.8 million in the purchase of property, plant and equipment relating to the construction of our coal mines, coal processing plants and coking facilities and (ii) an increase of RMB363.9 million in increase in investments in associates. The increase was partially offset by the changes in the balance of term deposits. In the six months ended 30 June 2005, our term deposits with terms of more than three months increased by RMB10.0 million and for the six months ended 30 June 2006, our term deposits with the same terms decreased by RMB36.4 million from the previous comparable period.

Net cash used in investing activities increased by 7.6% from RMB2,525.7 million in the year ended 31 December 2004 to RMB2,717.7 million in the year ended 31 December 2005. The increase of RMB192.0 million was mainly attributable to an increase of RMB357.5 million in the purchase of property, plant and equipment, mainly for the construction of our mines and coal processing plants, from RMB2,518.9 million in 2004 to RMB2,876.4 million in 2005.

Net cash used in investing activities increased by 20.5% from RMB2,095.1 million in the year ended 31 December 2003 to RMB2,525.7 million in the year ended 31 December 2004. The increase of RMB430.5 million was mainly attributable to an increase in the purchase of property, plant and equipment for the construction of the Anjialing Underground Mine and the Shaqu Mine.

Net cash generated from/(used in) financing activities

For the six months ended 30 June 2005, we generated RMB287.1 million from financing activities but we used RMB25.9 million in financing activities for the six months ended 30 June 2006. The change was mainly attributable to (i) a decrease of RMB598.6 million in proceeds from long-term borrowings, and (ii) an increase of RMB579.0 million in the dividends paid to ChinaCoal Group. In addition, in the six months ended 30 June 2005, we distributed RMB308.5 million to ChinaCoal Group as consideration for the lump sum purchase of nine power generators. The increase in cash outflow for financing activities was partially offset by the decrease in repayments of long- and short-term borrowings.

Net cash used in financing activities decreased by RMB540.9 million from RMB694.8 million in the year ended 31 December 2004 to RMB153.9 million in the year ended 31 December 2005 mainly due to the change in net repayment of short-term borrowings of RMB574.8 million.

Net cash outflow from financing activities was RMB694.8 million in the year ended 31 December 2004 compared to net cash generated from financing activities of RMB1,211.8 million in the year ended 31 December 2003. The change was mainly due to: (i) net repayments of short-term borrowings of RMB812.6 million in 2004 compared with net proceeds from short-term borrowings of RMB515.0 million in 2003; (ii) the contribution from ChinaCoal Group decreased by RMB413.6 million from 2003 to 2004; and (iii) the dividend and distribution to ChinaCoal Group increased by RMB738.4 million from 2003 to 2004. This was offset by the net change in long-term borrowings of RMB460.5 million in 2004.

Trade receivables, inventories and trade payables turnover

The following table sets forth the turnover days of our trade receivables, inventories and trade payables for the periods indicated:

	Year ended 31 December			Six months ended 30 June
	2003	2004	2005	2006
Turnover days of trade receivables[(1)]	57.6	38.4	35.7	46.8
Turnover days of inventories[(2)]	41.4	38.5	34.8	40.5
Turnover days of trade payables[(3)]	75.8	65.1	57.4	63.9

(1) Turnover days of trade receivables for a year is derived by dividing the arithmetic mean of the opening and closing balances of trade receivables by revenue for the relevant period and then multiplied by 365 days. Turnover days of trade receivables for a six-month period is derived by dividing the arithmetic mean of the opening and closing balances of trade receivables by revenue for the relevant period and then multiplied by 180 days.

(2) Turnover days of inventories for a year is derived by dividing the arithmetic mean of the opening and closing balances of inventory by cost of sales for the relevant period and then multiplied by 365 days. Turnover days of inventories for a six-month period is derived by dividing the arithmetic mean of the opening and closing balances of inventories for the relevant period by cost of sales and then multiplied by 180 days.

(3) Turnover days of trade payables for a year is derived by dividing the arithmetic mean of opening and closing balances of trade payables, by cost of sales for the relevant period and then multiplied by 365 days. Turnover days of trade payables for a six-month period is derived by dividing the arithmetic mean of the opening and closing balances of trade payables by cost of sales for the relevant period and then multiplied by 180 days.

Capital expenditures

We incurred capital expenditures for the construction, expansion and technology upgrade of our mines, coal processing plants and mine railways. In addition, we incurred capital expenditures for the capacity expansion of our coking, coal-based chemicals products and mining equipment manufacturing businesses. Our capital expenditures were RMB2,432.7 million, RMB2,925.9 million and RMB3,098.2 million in the years ended 31 December 2003, 2004 and 2005, respectively. Capital expenditures during these periods were primarily related to property, plant and equipment and intangible assets.

As part of our future growth strategy, we have made capital expenditure plans for 2006, 2007 and 2008, respectively. The following table sets forth our capital expenditures during the Track Record Period as well as the current estimate of our capital expenditures for 2006, 2007 and 2008 relating to our operations:

	Year ended 31 December					
	2003	2004	2005	2006E	2007E	2008E
	(RMB million)					
Coal operations	1,449.1	1,538.2	1,662.9	3,315.0	5,427.0	4,988.5
Coking operations	118.1	595.3	718.3	150.0	650.0	438.0
Coal mining equipment operations	57.5	75.2	159.7	380.0	280.0	280.0
Other operations	807.9	717.2	557.4	1,178.1	1,931.1	1,588.0
Total	2,432.7	2,925.9	3,098.2	5,023.1	8,288.1	7,294.5

Indebtedness

Borrowings

Our combined borrowings as of 31 December 2003, 2004, 2005 and 30 September 2006, for the purpose of calculating the indebtedness of our Company, were as follows:

	As of 31 December			As of 30 September
	2003	2004	2005	2006
		(RMB million)		(RMB million)
Secured bank loans	838.8	669.3	455.0	395.9
Unsecured bank loans	8,548.8	7,615.2	7,074.3	7,841.7
Other unsecured loans[1]	211.4	2,077.5	3,217.0	4,421.2
Total	9,598.9	10,361.9	10,746.3	12,658.8

(1) Include loans from ChinaCoal Group and minority shareholders of certain subsidiaries.

The above borrowings during the Track Record Period and as of 30 September 2006 bore interest as follows:

	As of 31 December			As of 30 September 2006
	2003	2004	2005	
Banks loans and loans from other financial institutions	3.83%-7.89%	4.02%-7.89%	4.66%-7.89%	4.40%-6.39%
Loans from ChinaCoal Group	5.12%-5.94%	5.12%-5.94%	5.12%-5.94%	5.12%-6.39%
Loans from minority shareholders of certain subsidiaries	5.60%	5.60%-5.89%	5.60%-5.89%	5.60%-5.89%

The maturity profile of interest-bearing long-term borrowings of our Company as of 31 December 2003, 2004, 2005 and 30 September 2006 was as follows:

	As of 31 December			As of 30 September
	2003	2004	2005	2006
			(RMB million)	
Banks loans and loans from other financial institutions				
Within one year	449.1	444.0	265.5	354.4
In the second year	859.8	941.0	545.7	325.3
In the third to fifth year	2,435.6	2,258.2	2,045.2	2,625.0
After the fifth year	2,675.8	2,572.8	2,836.1	2,321.4
	6,420.4	6,216.0	5,692.5	5,626.1
Loans from ChinaCoal Group				
Within one year	—	16.5	—	—
In the second year	16.5	—	—	—
In the third to fifth year	—	—	924.2	36.0
After the fifth year	40.0	1,820.0	2,025.8	3,520.0
	56.5	1,836.5	2,950.0	3,556.0
	6,476.9	8,052.5	8,642.5	9,182.1

Our gearing ratio was 0.91, 0.84 and 0.73 and 0.73 as of 31 December 2003, 2004 and 2005 and 30 September 2006, respectively. Gearing ratio is derived by dividing total interest-bearing bank and other borrowings by the sum of interest-bearing bank and other borrowings and shareholders equity. As of

31 December 2005 and 30 September 2006, RMB6,073.9 million and RMB6,088.2 million, respectively, of our total borrowings were guaranteed by ChinaCoal Group and its subsidiaries. All guarantees provided by ChinaCoal Group and its subsidiaries to our Company will be released or withdrawn prior to or upon the Listing Date.

Other than as disclosed above, there has been no material change in our indebtedness since the Latest Practicable Date.

Our Directors confirm that there has been no material change in our indebtedness or contingencies since 30 September 2006.

Net current liabilities

As of 30 September 2006, our net current liabilities were approximately RMB922.2 million, consisting of current assets of RMB12,338.9 million and current liabilities of RMB13,261.1 million. As of the same date, our current assets mainly included trade and notes receivable of approximately RMB3,947.5 million, prepayments and other receivables of approximately RMB2,743.3 million, inventories of approximately RMB2,600.3 million and cash and cash equivalents of approximately RMB3,009.9 million. Our current liabilities on the same date mainly included accruals and other payables of approximately 5,047.3 million, trade and notes payable of approximately RMB3,676.2 million and short-term borrowings of approximately RMB3,476.7 million.

Capital commitments

Capital expenditures contracted for at the balance sheet date but not yet incurred is then as follows:

	As of 31 December			As of 30 June
	2003	2004	2005	2006
	(RMB million)			
Property, plant and equipment	469.3	1,426.2	1,295.1	2,516.7
Others	—	—	110.0	110.0

Contractual obligations

The following table sets forth our material contractual obligations due by period as of 30 June 2006:

	Payments due in			
	Total	2006	2007 to 2010	2011 and thereafter
	(RMB million)			
Debt obligations[1]	11,619.7	2,849.0	3,238.8	5,531.9
Operating lease obligations[2]	118.6	24.6	19.8	74.2
Total	11,738.4	2,873.6	3,258.6	5,606.1

(1) Include bank loans and other borrowings.

(2) Include payments for leases of land, buildings, factories and machinery under operating lease arrangements for terms ranging from one to twenty years.

Contingent liabilities

In connection with the Restructuring, ChinaCoal Group has agreed to assume any undisclosed liabilities of the Transferred Businesses related to the periods prior to the Restructuring.

Bank and other guarantees

As of 31 December 2003, 2004, 2005 and 30 June 2006, the undiscounted maximum amount of potential future payments under guarantees given to banks in respect of banking facilities granted to the parties below were as follows:

	As of 31 December			As of 30 June
	2003	2004	2005	2006
	(RMB million)			
Jointly controlled entity of our Company (after elimination of our Company's proportionate interest in those jointly controlled entities)	44.1	62.1	15.1	—
Third parties	99.0	65.2	6.3	6.3
	143.1	127.3	21.4	6.3

Guarantees to third parties will be released or withdrawn prior to the listing of our Company's Shares on the Hong Kong Stock Exchange.

Lawsuits and other proceedings

Our Company is involved in certain lawsuits and other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, we believe that any resulting liabilities will not have a material adverse effect on the financial position or our results of operations. See "Business — Legal proceedings."

Off-balance Sheet Arrangements

As of 30 June 2006, being the date of our most recent financial statements, we did not have any off-balance sheet arrangements.

Market Risk

We are exposed to various types of market risks in the ordinary course of our business, including fluctuations in interest rates and foreign exchange rates and changes in the selling prices for our main products and costs of raw materials. We manage our exposure to these and other market risks through regular operating and financial activities.

Interest rate risk

Our exposure to market risk for changes in interest rates relates primarily to fluctuations in interest rates on our short-term and long-term debt and our ability to borrow further funds. Higher interest rates may adversely affect our revenue, profit from operations and net profit. We have not historically been exposed nor do we anticipate being exposed to material risks due to changes in interest rates on debt denominated in Renminbi, although our future interest income and interest disbursements may fluctuate in line with changes in interest rates on debt denominated in Renminbi.

Foreign exchange risk

In the year ended 31 December 2003, 2004, 2005 and the six months ended 30 June 2005 and 2006, we generated RMB6,583.9 million, RMB9,733.8 million, RMB8,280.7 million, RMB4,616.6 million and RMB2,913.4 million, respectively, in income from foreign currency-denominated export sales of our coal, coke

and other products. We mainly receive U.S. dollars as payment for our export sales. We also have a substantial amount of indebtedness denominated in foreign currencies, including Japanese Yen and U.S. dollars. Consequently, foreign currency fluctuations, particularly fluctuations in foreign currencies against the Renminbi, affect and will continue to affect, our results of operations.

Inflation and monetary risk

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 1.2%, 3.9% and 1.8% in 2003, 2004 and 2005, respectively.

Commodity price risk

We are also exposed to commodity price risk resulting from changes in the prices of our products and the cost of raw materials, mainly including coal produced by third parties.

WORKING CAPITAL CONFIRMATION

Taking into account our cash generated from operating activities, the net proceeds of the Global Offering and our credit facilities maintained with our banks and financial institutions, we are satisfied that we will have available sufficient working capital for our operations during the 12 months following the date of this Prospectus.

ACQUISITION OF SHANXI PINGSHUO SUBSEQUENT TO THE TRACK RECORD PERIOD

After obtaining an approval from the PRC Government in September 2006, our Company acquired the remaining 20% equity interests in Shanxi China Coal Pingshuo Antaibao Coal Co., Ltd. ("Shanxi Pingshuo"), a jointly controlled entity, from ChinaCoal Group and another third-party joint venture partner for an aggregate consideration of approximately RMB247.7 million (the "Pingshuo Acquisition"). Upon completion of the Pingshuo Acquisition in September 2006, Shanxi Pingshuo became our wholly owned subsidiary and, as a result, 100% of its operating results have been consolidated into those of our Company since then. See Note 37(c) of the Accountants' Report included as Appendix I to this Prospectus.

PROPERTY VALUATION

Savills Valuation and Professional Services Limited, an independent property valuer, has valued our property interests as of 30 September 2006. The text of the letter, summary of valuation and the summary valuation certificates are set out in Appendix V to this Prospectus.

A reconciliation of the net book value of the relevant land use rights and properties as of 30 June 2006 to their unaudited net book values of property interests, as stated in Appendix V to this Prospectus, is as follows:

	Properties	Land use rights
	(RMB'000)	
Net book value as of 30 June 2006	3,908,482	132,414
Movements for the period ended from 30 June 2006 to 30 September 2006		
— Additions	135,982	—
— Disposal	(3,195)	(558)
— Depreciation	(170,837)	(542)
— Others	(16,237)	(72)
Net book value as of 30 September 2006	3,854,195	131,242
Valuation appreciation	135,915	972,100
Valuation depreciation	(2,395,889)	—
Valuation as of 30 September 2006 as per Appendix V to this Prospectus	1,458,306	1,103,342

PROFIT FORECAST

We believe that on the bases and assumptions as set forth below and in the absence of unforeseen circumstances as set forth in Rule 11.17 of the Listing Rules, our forecast consolidated profit attributable to equity holders of our Company for the year ending 31 December 2006 is expected to be not less than RMB3,147.1 million under IFRS. On the basis of the prospective financial information and the number of Shares expected to be issued, assuming the Over-allotment Option is not exercised, the forecast consolidated profits attributable to shareholders per Share for the year ending 31 December 2006 would be approximately RMB0.280 on a pro forma fully diluted basis under IFRS.

Bases And Assumptions

The prospective financial information has been prepared based on the accounting policies consistent in all material respects with those adopted by us as set forth in the Accountants' Report included as Appendix I to this Prospectus, and on bases and assumptions including the following:

- there will be no material change in existing political, legal, fiscal, market or economic conditions in China, Hong Kong, or any other country or territory in which we currently operate or which are otherwise material to our business;
- there will be no changes in legislation, regulations or rules in China, Hong Kong or any other country or territory in which we operate or with which we have arrangements or agreements, which materially adversely affect our business;
- there will be no material change in the bases or rates of taxation in China or any other country or territory in which we operate, except as otherwise disclosed in this Prospectus; and
- there will be no material changes in inflation rates, interest rates or foreign currency exchange rates from those currently prevailing.

DIVIDEND POLICY

After completion of the Global Offering, our shareholders will be entitled to receive dividends declared by us. The payment and the amount of any dividends will be at the discretion of our Board and will depend on

our general business condition and strategies, cash flows, financial results and capital requirements, interests of our shareholders, taxation conditions, statutory and regulatory restrictions and other factors that our Board deems relevant. Any dividend distribution shall also be subject to approval of our shareholders. Under the PRC Company Law and our Articles of Association, all of our shareholders have equal rights to dividends and distributions. For holders of our H Shares, cash dividend payments, if any, will be declared by our Board in Renminbi and paid in Hong Kong dollars.

We intend to distribute 20% to 30% of our net distributable profit for the periods subsequent to the Global Offering.

PRE-ESTABLISHMENT DISTRIBUTION AND SPECIAL DIVIDENDS

In accordance with the *"Provisional Regulations Relating to Corporate Reorganization of Enterprises and Related Management of State-owned Capital and Financial Treatment"* issued by the MOF, we are required to make a distribution to ChinaCoal Group, our sole shareholder prior to the Global Offering, in the amount equal to the difference in our Company's net asset value as at 1 October 2005, the date immediately following our last valuation date, and as at 21 August 2006, the date immediately prior to the date on which our Company was incorporated. The Pre-establishment Distribution represents a surplus between the value of our net assets as at our incorporation date over the value of the net assets as at the last valuation date, and we are required by the Provisional Regulations to return such surplus to ChinaCoal Group.

On 23 August 2006, our shareholders' meeting resolved that ChinaCoal Group will be entitled to all of our distributable profits generated from 22 August 2006 to the date at the end of the month prior to the date of capital verification for the Global Offering, which, assuming that the Global Offering is completed on 19 December 2006, would mean up to 30 November 2006.

We currently estimate the total amount of the Pre-establishment Distribution and the Special Dividends to be RMB 1,210.0 million, of which (i) the Pre-establishment Distribution is based on the difference in our net asset value as stated in our management accounts as of 1 October 2005 and as of 21 August 2006 and (ii) the Special Dividends are calculated on a pro rata basis based on the number of days from 22 August 2006 to 30 November 2006, and a net profit per day calculation based on the net profits as recorded in our management accounts for the three months ended 30 September 2006.

We will determine the actual amount of the Pre-establishment Distribution and Special Dividends by reference to our accounts for the period from 1 October 2005 to 30 November 2006. We will engage PwC to perform a special audit of our accounts for the period from 1 October 2005 to 30 November 2006, which is expected to be completed by 30 April 2007. We expect to finance the Pre-establishment Distribution and the Special Dividends to ChinaCoal Group from our existing cash on hand prior to the Global Offering. Payment of the Pre-establishment Distribution and the Special Dividends will take place after the Global Offering and after the special audit of our accounts for the period from 1 October 2005 to 30 November 2006 is completed. The Pre-establishment Distribution is determined based on audited accounts prepared in accordance with PRC GAAP. The Special Dividends will be determined based on audited accounts prepared in accordance with PRC GAAP and IFRS, whichever is lower, after deducting any contribution made by the Company to the statutory and discretionary reserve funds. We will publish an announcement of the final amount of the Pre-establishment Distribution and the Special Dividends and the outcome of the special audit prior to the payment of the Pre-establishment Distribution and the Special Dividends to ChinaCoal Group.

Holders of H Shares are not entitled to share in the Pre-establishment Distribution or Special Dividends. ChinaCoal Group is the only shareholder entitled to the Pre-establishment Distribution and the

Special Dividends. In addition, any distributable profits available for distribution to our shareholders after the Global Offering will exclude the Pre-establishment Distribution and the Special Dividends.

The Pre-establishment Distribution is required to be paid to ChinaCoal Group under regulations issued by the MOF. We decided to distribute the Special Dividends based on our commercial discretion. You should not rely on the Pre-establishment Distribution and Special Dividends as an indication of our future dividend distribution policy or practice.

DISTRIBUTABLE RESERVES

As our Company was only incorporated on 22 August 2006, there were no reserves available for distribution to shareholders as of 30 June 2006.

UNAUDITED PRO FORMA ADJUSTED NET TANGIBLE ASSETS

The following is an illustrative and pro forma statement of adjusted net tangible assets of our Company which has been prepared on the basis of the notes set out below for the purpose of illustrating the effect of the Global Offering as if it had taken place on 30 June 2006. This unaudited pro forma statement of adjusted net tangible assets has been prepared for illustrative purposes only and because of its hypothetical nature, it may not give a true picture of the financial positions of our Company had the Global Offering been completed as of 30 June 2006 or at any future dates.

	Adjusted combined net tangible assets of our Company attributable to the equity holders of our Company as of 30 June 2006 RMB'000[(1)]	Estimated net proceeds from the Global Offering RMB'000[(2)]	Net assets not assumed by our Company RMB'000[(3)]	Unaudited pro forma adjusted net tangible assets RMB'000	Unaudited pro forma adjusted net tangible assets per Share RMB[(4)]	HK$
Based on the Offer Price of HK$3.20 for each Offer Share	5,021,163	10,021,236	(1,023,470)	14,018,929	1.25	1.24
Based on the Offer Price of HK$4.05 for each Offer Share	5,021,163	12,707,241	(1,023,470)	16,704,934	1.49	1.47

(1) The adjusted combined net tangible assets of our Company attributable to the equity holders of our Company as of 30 June 2006 is extracted from the Accountants' Report set out in Appendix I to this Prospectus, which is based on the audited combined net assets of our Company attributable to the equity holders of our Company as of 30 June 2006 of RMB5,035,250,000 with an adjustment for the intangible assets as of 30 June 2006 of RMB14,087,000.

(2) The estimated net proceeds from the Global Offering are based on an indicative Offer Price of HK$3.20 (equivalent to RMB3.23) and HK$4.05 (equivalent to RMB4.09) per H Share, respectively (after deducting the underwriting fees and other related expenses), and takes no account of any H Shares which may be issued pursuant to the Over-allotment Option. For the purpose of the estimated net proceeds from the Global Offering, the translation of Renminbi into HK dollars was made at the rate of RMB1.0087 to HK$1.00, the exchange rate prevailing on 30 November 2006 set by PBOC for foreign exchange transactions.

(3) Pursuant to the Restructuring, certain businesses and assets will be retained by ChinaCoal Group and will be treated as a deemed distribution upon completion of the Restructuring on 22 August 2006. Consequently, the unaudited pro forma net tangible assets have been reduced accordingly after taking into account this deemed distribution, which is based on the financial information as of 30 June 2006 of certain businesses and assets retained by ChinaCoal Group that were not transferred to us.

(4) The unaudited pro forma net tangible assets per Share is arrived at by dividing the unaudited pro forma adjusted net tangible assets by 11,246,374,000 Shares, being the number of shares in issue assuming that the Global Offering has been completed on 30 June 2006 but takes no account of any Shares which may be issued upon the exercise of the Over-allotment Option.

In accordance with the "Provisional Regulation Relating to Corporate Reorganization of Enterprises and Related Management of State-owned Capital and Financial Treatment" (the "Provisional Regulations") issued by the MOF, which became effective from 27 August 2002, our Company is required to make a distribution to ChinaCoal Group, in an amount equals to the difference in our Company's net asset values as at 1 October 2005 and as at 21 August 2006 (being the date immediately prior to the date on which our Company was incorporated) (the "Pre-establishment Distribution") as determined based on the audited accounts prepared in accordance with PRC GAAP.

In addition, pursuant to the resolution of a shareholders' meeting dated 23 August 2006, the shareholder of our Company has resolved to make a special distribution to ChinaCoal Group, in an amount equal to the distributable profit of our Company for the period from 22 August 2006 to the last day of the month prior to the listing of our Company's shares (the "Special Dividends"). The distributable profit of our

Company for the Special Dividends will be determined based on the audited accounts prepared in accordance with PRC GAAP and IFRS respectively, whichever is the lower, after deducting any contribution made by our Company to the statutory and discretionary reserve funds.

The Directors have preliminarily estimated that the total aggregate amount of the Pre-establishment Distribution and the Special Dividends to be RMB1,210.0 million.

The unaudited pro forma adjusted net tangible assets and the unaudited pro forma adjusted net tangible assets per Share have not taken into account the effect of the Pre-establishment Distribution and the Special Dividends. After taking into account the aforementioned distributions, the pro forma adjusted net tangible assets of our Company and the pro forma adjusted net tangible assets value per Share would be reduced.

Details of our Company's property valuation as of 30 September 2006 are set out in Appendix V to this Prospectus. We will not incorporate any revaluation surplus/deficit in its financial statements for the year ending 31 December 2006. It is our accounting policy to state its property, plant and equipment at cost less accumulated depreciation and any impairment losses rather than at revalued amounts. With reference to the valuation of our properties as set out in Appendix V to this Prospectus, there was a revaluation deficit of our properties of approximately RMB1,288.0 million. Had the properties been stated at such valuation, a reduction in depreciation and amortization charge of approximately RMB51.0 million per annum would have been incurred.

No adjustment has been made to the unaudited pro forma adjusted net tangible assets to reflect any trading result or other transaction of our Company entered into subsequent to 30 June 2006.

DISCLOSURE UNDER RULES 13.13 TO 13.19 OF THE HONG KONG LISTING RULES

Our Directors confirm that as of the Latest Practicable Date, there were no circumstances which would give rise to the disclosure requirements under Rules 13.13 to 13.19 of the Hong Kong Listing Rules had the H Shares been listed on the Hong Kong Stock Exchange on that date.

Our Directors are aware of the requirement under Rule 13.09(2) of the Hong Kong Listing Rules and will ensure to publish share price sensitive information of our Company in the market of Hong Kong and the PRC. As the controlling shareholder of Shanghai Datun Energy, we will inform the Hong Kong Stock Exchange of any information in connection with Shanghai Datun Energy that is of a price sensitive nature and publish the information in Hong Kong. After the proposed listing, our Company will simultaneously release in Hong Kong, among other things, the quarterly and interim reports of Shanghai Datun Energy pursuant to Listing Rule 13.09(2).

NO MATERIAL ADVERSE CHANGE

Our Directors have confirmed that there has been no material adverse change in our financial or trading position since 30 June 2006 (being the date to which our Company's latest combined financial results were prepared, as set forth in the Accountants' Report included as Appendix I to this Prospectus).

OVERVIEW

Our Company was established on 22 August 2006 by our sole Promoter, ChinaCoal Group.

ChinaCoal Group owns 100% of the issued share capital of our Company immediately prior to the Global Offering. Upon completion of the Global Offering, ChinaCoal Group will own approximately 68.25% of our then issued share capital if the Over-allotment Option is not exercised (or approximately 65.00% if the Over-allotment Option is exercised in full), and will be our Controlling Shareholder.

As part of the Restructuring, which took effect on 22 August 2006, ChinaCoal Group transferred to our Company substantially all its assets, liabilities and interests relating to its coal operations, coking operations, coal mining equipment manufacturing operations, coal mine design and other operations. ChinaCoal Group has retained its assets, liabilities and interests relating to its remaining ancilliary businesses.

The major businesses of ChinaCoal Group include:

- equity interests in certain coal gas, coke and coking coal operations and in certain coal-based chemicals manufacturing and sales operations;
- operations of the Mines under Restructuring;
- coal mine construction and civil engineering construction operations;
- coal bed methane development operations;
- provision of coal export agency services and a small amount of coal trading and agency services business of overseas trading companies;
- community functions such as schools and hospitals;
- a small amount of investment in equity and some non-operational assets; and
- other non-core operations including real estate and hotel development and management.

Except for certain coal and coke production as described under "Non-Competition Agreement" below, there is, and the Restructuring was aimed and implemented to provide, clear delineation between our Company's businesses and those retained by ChinaCoal Group. With the implementation of the preventive measures as described in "Non-Competition Agreement" below, our Directors believe that we will not face significant competition, either directly or indirectly, from ChinaCoal Group. Further details regarding our Restructuring are set out in "Restructuring". For details of the businesses and assets retained by ChinaCoal Group after the Restructuring, see "Group Retained Businesses" below.

In connection with the Restructuring, we have entered into a number of agreements and arrangements with ChinaCoal Group and other connected persons (as defined under the Hong Kong Listing Rules). For details of such agreements and arrangements, see "Connected Transactions." In addition, we have entered into a Non-Competition Agreement with ChinaCoal Group. For details, see "Non-Competition Agreement" below.

COMPETITION

Our Main Businesses

The main businesses conducted by us are as follows:

- Coal operations, being our core business, including coal production and sales and coal trading;
- Coking operations, including the production and sale of coke and coal-based chemicals products;

- Coal mining equipment manufacturing operations, including coal mining equipment design, research and development, manufacturing and sales operations and after-sales services; and
- Other operations including provision of coal mine design services.

Group Retained Businesses

Among the businesses retained by ChinaCoal Group after the Restructuring, the following businesses continued to be operated by ChinaCoal Group (collectively, the "Group Retained Businesses") and may compete with our business after listing:

ChinaCoal Group's Coal Production

ChinaCoal Group (through one or more of its subsidiaries other than our Company) will, after our listing, continue to have the right to operate the following coal mines in the Shanxi Province (the "Mines under Restructuring"): the Dongpo Mine (東坡煤礦), the Tangshangou Mine (唐山溝煤礦), the Yangjian Mine (楊澗煤礦), the Danshuigou Mine (擔水溝煤礦) and the Xishahe Mine (西沙河煤礦).

In 2003, 2004 and 2005 and the six months ended 30 June 2006, the Mines under Restructuring produced an aggregate of 0.85 million tonnes, 1.32 million tonnes, 1.09 million tonnes and 1.57 million tonnes, respectively, of coal products, representing approximately 1.1%, 1.6%, 1.2% and 3.6%, respectively, of coal products sold by our Company during these periods. The corresponding revenue from coal sales was approximately RMB58.4 million, RMB124.4 million, RMB134.2 million and RMB198 million, respectively. Total revenue from coal sales by the Mines under Restructuring accounted for 0.5%, 0.7%, 0.5% and 1.7% of our total revenue from coal sales in the same periods. The extent of competition of the coal produced by the Mines under Restructuring is therefore very limited.

The Mines under Restructuring are currently undergoing consolidation and restructuring by ChinaCoal Group pursuant to the relevant PRC Government policies. Before completion of such consolidation and restructuring, ChinaCoal Group's right to operate the Mines under Restructuring will not be transferred to our Company. We intend to acquire from ChinaCoal Group its interests in the Mines under Restructuring, after such consolidation and restructuring have been completed, by exercising our option or pre-emptive right under the Non-Competition Agreement. When deciding whether to exercise the option or pre-emptive right to acquire any of the Mines under Restructuring, our Company will consider the following principal factors: whether this mine (i) has obtained all requisite licences or permits for its operations; and (ii) has been properly established as a mining enterprise with clear corporate and equity structure. See 'Relationship with ChinaCoal Group — Non-Competition Agreement'. Taking into account the above factors and the current progress with regard to the restructuring of these mines, the Directors estimate that three of the Mines under Restructuring, namely, the Yangjian Mine, the Danshuigou Mine and the Xishahe Mine, will meet the above requirements before the end of 2008.

In the meantime, as a transitional arrangement to reduce any possible competition resulting from ChinaCoal Group's operation of the Mines under Restructuring, we have entered into a coal supplies framework agreement with ChinaCoal Group. Under this agreement, ChinaCoal Group shall procure that all coal products from the Mines under Restructuring be supplied exclusively to our Company for our use on normal commercial terms, which we consider fair and reasonable. ChinaCoal Group has further undertaken not to sell any such coal products to any third party. Further details about this arrangement are set out in "Connected Transactions".

The operational management of each Mine under Restructuring is independent of our Company.

ChinaCoal Group's interest in Taiyuan Coal Gas Corporation Limited

ChinaCoal Group holds, and will after our listing continue to hold, a 47.67% interest in Taiyuan Coal Gas Corporation Limited (太原煤炭氣化(集團)有限責任公司) ("Taiyuan Group"), a limited liability company established in the PRC. Taiyuan Group was established by the Shanxi Provincial Government to supply coal gas to Taiyuan City and is controlled and majority owned by Shanxi Provincial SASAC and other minority shareholders. Taiyuan Group owns a 49.45% interest in Taiyuan Coal Gasification Company Limited (太原煤氣化股份有限公司) ("Taiyuan Coal Gasification"), an A share company listed on the Shenzhen Stock Exchange. Taiyuan Group owns the Changgou Mine (長溝煤礦).

ChinaCoal Group has retained instead of transferred its interest in Taiyuan Group to us due to the following reasons:

- Taiyuan Group is required to guarantee the supply of coal gas in Taiyuan City and is therefore carrying a social benefit obligation. It owns and maintains all the infrastructure for coal gas supply in Taiyuan City. Taiyuan Group's coal gas is supplied at government regulated price, which currently does not reflect either the market demand for and supply of coal gas or the cost of investing in and maintaining the coal gas supply infrastructure. As a result, the coal gas business of Taiyuan Group is operating at a loss;
- ChinaCoal Group does not have a majority control of Taiyuan Group, and any transfer of its 47.67% equity interest in Taiyuan Group is subject to the prior consent of other shareholders of Taiyuan Group. Due to Taiyuan Group's social obligation to supply coal gas to Taiyuan City, the Directors are of the view that ChinaCoal Group may not be able to secure such a consent in the event it requests so;
- The Changgou Mine (長溝煤礦) is currently operating at a loss and is undergoing restructuring and assets disposal in accordance with the relevant PRC Government policies. Therefore, it is not appropriate to transfer the interest of Taiyuan Group to us at the current stage.

In 2003, 2004 and 2005, Taiyuan Group generated total revenue of RMB1,385 million, RMB2,092 million and RMB2,809 million, respectively, and incurred net loss of RMB36 million, RMB49 million and RMB14 million, respectively. Taiyuan Group does not manufacture coal gas, but has a coal gas supply agreement with Taiyuan Coal Gasification, which manufactures coal gas. In 2003, 2004 and 2005, Taiyuan Coal Gasification generated revenue of RMB1,137 million, RMB1,705 million and RMB2,465 million, respectively, and net profit of RMB70 million, RMB164 million and RMB186 million, respectively.

Taiyuan Coal Gasification's principal product is coal gas and has a manufacturing capacity of approximately 566.7 million cubic meters per year. Through Taiyuan Group, coal gas produced by Taiyuan Coal Gasification is sold to target customers including residential and industrial customers in Taiyuan City.

Taiyuan Coal Gasification also yields coke as a by-product during the process of converting coal into coal gas and has an annual coke production capacity of 1.7 million tonnes. However, as a by-product, Taiyuan Coal Gasification's coke production capacity is restricted by the volume of coal gas manufactured and therefore cannot be freely adjusted on a market driven basis. For the three years ended 31 December 2005, it produced and sold approximately 0.8 million tonnes, 1.1 million tonnes and 1.5 million tonnes of coke during the coal gas manufacturing process, representing approximately 80.2%, 109.6% and 115.4%, respectively, of the coke sold by our Company during these three years. The coke products from Taiyuan Coal Gasification are sold to the steel factories in Northern and Eastern China.

In addition, Taiyuan Coal Gasification also sells a certain amount of coking coal to local customers in the Shanxi Province. The coal gas manufacturing process also generates certain quantity of low quality coking coal and coal residual stones. For the three years ended 31 December 2005, Taiyuan Group sold approximately 2.4 million tonnes, 2.2 million tonnes and 3.1 million tonnes of coking coal and residual stones. These coking coal and coal residual stones are sold to local customers in the Shanxi Province.

Other than a small number of transactions which took place in 2003 between ChinaCoal Group and Taiyuan Coal Gasification that amounted to RMB62.1 million, there has been no transaction between the two companies since 2004. The Directors believe that there will be no transactions between our Company and Taiyuan Group or Taiyuan Coal Gasification after the listing of our H Shares on the Hong Kong Stock Exchange.

The Directors are of the view that Taiyuan Group and Taiyuan Coal Gasification are not in direct competition with us and even if there is any competition, it is minimal as described below.

Business Focus

Taiyuan Group and Taiyuan Coal Gasification focus on coal gas production as a utility provider. In contrast, our primarily business is coal production, sales and trading. Our Company's coal operations revenue in the years ended 31 December 2003, 2004 and 2005 and the six months ended 30 June 2006 was RMB11,656.7 million, RMB17,733.0 million, RMB25,147.7 million and RMB11,761.0 million, respectively, accounting for 80.5%, 80.0%, 83.7% and 80.1%, respectively, of our total revenue.

Product and Customer Differentiations

- Coal gas: The principal product of Taiyuan Coal Gasification is coal gas, which is supplied to customers in Taiyuan City through Taiyuan Group. The primary target customers of Taiyuan Group are the residential and industrial consumers of Taiyuan City. In contrast, our coal gas is a by-product produced from our coke production and its primary customers include power plants and chemicals companies.

- Coke: Coke produced by Taiyuan Group through Taiyuan Coal Gasification is a by-product from its coal gas production. It is primarily comprised of second grade metallurgical coke and is sold to iron and steel manufacturers in Northern and Eastern China, such as Shandong Laiwu Steel International Corp., Jinan Iron & Steel Group Corp., Tangshan Iron and Steel Co., Ltd. and Tangshan Guofeng Iron & Steel Co., Ltd. In contrast, coke is not our by-product. We produce first grade metallurgical coke, and top-grade and first grade foundry coke. Most of our foundry coke is for export purposes while our metallurgical coke is mainly sold to large iron and steel manufacturing enterprises such as Baoshan Iron & Steel Co., Ltd. None of the major coke customers of Taiyuan Gasification overlaps with our major customers.

- Coking coal: Taiyuan Coal Gasification sells coking coal and coal residual stones, to local customers in the Shanxi Province as by-products from coal gas. Our Company's coal mines produce higher quality coking coal primarily used to produce top-grade and first grade coke. As a result, the coal products of Taiyuan Coal Gasification are not in competition with ours.

In particular, in terms of coke production, the Directors believe that if Taiyuan Coal Gasification is in competition with us, such competition is very limited due to the following reasons in addition to the factors mentioned above:

- Relative significance: Our coking operations contributed significantly less revenue relative to our coal operations. In the years ended 31 December 2003, 2004 and 2005 and the six months ended 30 June 2006, our coking revenue amounted to RMB1,064.9 million, RMB2,039.2 million, RMB1,591.3 million and RMB1,012.4 million, respectively, representing 7.4%, 9.2%, 5.3% and 6.9%, respectively, of the total revenue of our Company. In terms of sales volume, in 2005, our Company sold 92.2 million tonnes of coal, as compared to only 1.3 million tonnes of coke in the same period. The Directors are of the view that our Company's coking operations, as compared to its coal operations, is relatively small both by revenue and sales volume.
- Limited volume: We produced and sold 0.1 million tonnes, 0.2 million tonnes and 0.7 million tonnes of coke, respectively, in each of the three years ended 31 December 2005. In addition, we sold 0.9 million tonnes, 0.8 million tonnes and 0.6 million tonnes of coke, respectively, on a trading basis during the same period. The Directors believe that even if Taiyuan Group is in competition with us, such competition is limited to the extent of our coke output, which amounts to approximately 0.7 million tonnes in 2005. As such, competition, if any, is very minimal.
- Fragmented market: The total volume of coke production in the PRC for the years ended 31 December 2003, 2004 and 2005 was approximately 178 million tonnes, 208 million tonnes and 243 million tonnes, respectively. Taiyuan Group and Taiyuan Gasification's coke sales volume accounted for 0.4%, 0.5% and 0.6%, respectively, of the total sales volume in the PRC during this period. In comparison, our coke sales volume accounted for 0.5%, 0.4% and 0.3% of the total volume during this period. As such, considering the very small market share of Taiyuan Group, Taiyuan Gasification and us in the PRC coke market, the Directors are of the view that the likelihood that coke sold by our Company directly competing with that from Taiyuan Group and Taiyuan Gasification is extremely small.
- Production flexibility: The coke production of Taiyuan Coal Gasification, as a by-product, is restricted by the coal gas demand in Taiyuan City and therefore cannot be freely adjusted in response to sudden change in market demand or supply.

The core management personnel of Taiyuan Group and Taiyuan Coal Gasification are independent of ours. We have been granted an option and a pre-emptive right to acquire ChinaCoal Group's interest in Taiyuan Group under the Non-Competition Agreement, but currently we do not have any plan to exercise such a right.

Other than the competing businesses disclosed in this Prospectus, ChinaCoal Group does not have any other interest in any other business which competes or is likely to compete with our core business.

Non-Competition Agreement

We entered into a Non-Competition Agreement with ChinaCoal Group, under which ChinaCoal Group agreed not to compete with us in our core business and granted us options and pre-emptive rights to acquire the Group Retained Businesses and certain future new business from ChinaCoal Group.

ChinaCoal Group has undertaken in the Non-Competition Agreement that, other than the Group Retained Businesses described above, during the period of the Non-Competition Agreement, ChinaCoal

Group will not compete with us, directly or indirectly, whether on its own or jointly with other entities in any activities or businesses which directly or indirectly competes with our core business, whether inside or outside the PRC. ChinaCoal Group has also undertaken to procure that any other company in which ChinaCoal Group is a Controlling Shareholder (as defined in the Hong Kong Listing Rules) will not compete with us. In addition, ChinaCoal Group has undertaken that the Group Retained Businesses do not generally compete with our core business as some of the Group Retained Business are still currently under restructuring or development. In addition, ChinaCoal Group has granted us options and pre-emptive rights to acquire the Group Retained Businesses under the Non-Competition Agreement.

ChinaCoal Group has undertaken in the Non-Competition Agreement that, during the period of the Non-Competition Agreement:

(a) if ChinaCoal Group becomes aware of a business opportunity which directly or indirectly competes, or may lead to competition, with our core business, ChinaCoal Group or any of its subsidiaries will notify us of such business opportunity immediately upon becoming aware of it. ChinaCoal Group is also obliged to use its best efforts to procure that such opportunity is first offered to us upon terms which are fair and reasonable. ChinaCoal Group has also undertaken to provide us with all information necessary to enable us to make an informed decision on whether to acquire such new business opportunities. ChinaCoal Group shall procure that companies in which it holds an interest as a Controlling Shareholder comply with this provision. Any decision on whether to take up such a business opportunity will be decided by our independent non-executive Directors; and

(b) we have been granted by ChinaCoal Group for the duration of the Non-Competition Agreement:

   (i) options to purchase the following interests on the basis of valuation conducted by an independent valuer jointly appointed by ChinaCoal Group and us, subject to any relevant laws and applicable listing rules and existing third party pre-emptive rights:

   - any interest in the Group Retained Businesses which directly or indirectly competes or is likely to compete with our core business and which is retained by ChinaCoal Group as part of the Restructuring; and
   - any interest in any business of ChinaCoal Group resulting from the business opportunity referred to in paragraph (a) above which has been offered to, but has not been purchased or taken up by us and has been retained by ChinaCoal Group;

   (ii) pre-emptive rights to purchase the following interests on terms no less favorable than those of third parties, if ChinaCoal Group or any of its associates intends to transfer, sell, lease or license such interests to any third party:

   - any interest in the Group Retained Business which directly or indirectly competes with or is likely to compete with our core businesses;
   - any interest in any business of ChinaCoal Group resulting from the business opportunity referred to in paragraph (a) above, which has been offered to, but has not been purchased or taken up by us and has been retained by ChinaCoal Group or any of its subsidiaries or associates; and

   (iii) On the exercise of such option or the pre-emptive right, ChinaCoal Group shall transfer such interest to our Company.

In relation to our pre-emptive rights described in paragraph (b) (ii) above, under the Non-Competition Agreement, ChinaCoal Group must notify us before the transfer of its relevant interest to a third party. It is further provided that such notice must set out full terms of the proposed transfer and any information which may reasonably be required by us in order for us to make a decision as to whether we ought to exercise the pre-emptive rights. Any decision on whether to exercise the pre-emptive rights will be made by our independent non-executive Directors. ChinaCoal Group has undertaken to provide such information as may be reasonably requested by our independent non-executive Directors for them to properly consider whether to exercise such pre-emptive rights.

ChinaCoal Group conducts semi-annual working meetings with all of its subsidiaries, including us, to review the operational and financial performance of its business portfolio and to discuss business plans. Members of our senior management will represent us at these meetings, at which they may make enquiries of the performance of the Group Retained Businesses to enable them to consider whether exercising the options is in our interest. In addition, ChinaCoal Group has also undertaken to provide and use reasonable endeavours to procure the provision to our Company such other information as may be necessary for us to properly consider whether to exercise the options under the Non-Competition Agreement. At least on a semi-annual basis, based on the information from meetings with ChinaCoal Group and other information so provided by ChinaCoal Group, our independent non-executive Directors will consider whether ChinaCoal Group has complied with the non-competition undertakings and whether any option or pre-emptive right should be exercised or not exercised. Further, any exercise or non-exercise of any option under the Non-Competition Agreement would constitute a connected transaction. When our Board decides whether to exercise such an option or a pre-emptive right, only our independent non-executive Directors have the right to vote.

When considering whether to exercise or not to exercise any option or pre-emptive right under the Non-Competition Agreement, our independent non-executive Directors will take into account various factors including, among others, the following:

- whether the competing business under consideration has obtained all requisite licences or permits for its operations;
- in respect of any of the Mines under Restructuring, whether such mines have obtained the requisite mining right permit, safety production permits and have complied with the relevant environmental laws and regulations;
- whether the competing business or new business opportunity under consideration is in line with our then development strategy;
- whether the competing business or new business opportunity has reached a sufficiently developed stage that it would be in the interest of our shareholders as a whole to exercise the options or pre-emptive rights.

If we decide to exercise or not to exercise any option or pre-emptive right under the Non-Competition Agreement, we will also disclose such decision either in our annual reports or public announcements in addition to complying with the disclosure requirements of the Hong Kong Listing Rules. The disclosure requirements for any decision to exercise or not to exercise the options to acquire interests held by ChinaCoal Group will be regulated by the Hong Kong Listing Rules. Accordingly, where a decision to exercise or not to exercise an option under the Non-Competition Agreement is required under the Hong Kong Listing Rules to be disclosed, a public announcement will be made unless a waiver has been obtained from the Hong Kong Stock Exchange. In circumstances where a decision to exercise or not to exercise an option is not required to be announced under the Hong Kong Listing Rules, such as where the relevant percentage ratio is below the relevant de minimis

thresholds, under the Hong Kong Listing Rules, disclosure of the decision will be made in our annual report of the year in which the decision is made. The value of the target company or business will be used for the purpose of calculating the relevant percentage ratio under the Hong Kong Listing Rules. We will also disclose in our annual reports on how the non-competition undertakings are complied with and enforced.

The Non-Competition Agreement took effect on 5 September 2006 and shall remain effective until the earlier of (a) the date on which ChinaCoal Group directly or indirectly beneficially holds less than 30% of our issued share capital; and (b) the date on which our Shares cease to be listed on the Hong Kong Stock Exchange, or any other recognized international stock exchange.

New business opportunities pursued by ChinaCoal Group

To date, ChinaCoal Group has, in accordance with the Non-Competition Agreement, informed us of the following new business opportunities:

- proposed coal-based chemicals project relating to production of coal-based dimethylether in the Inner Mongolia Autonomous Region;

- coal-based chemicals project relating to coal-based methanol and alkene in Harbin City, the Heilongjiang Province;

- proposed investment relating to participation in the consolidation and restructuring of local mines, coal-based chemicals and related projects in the Shanxi Province; and

- cooperation with a research organization at the State level for construction of a coal-based chemicals and new energy research and development centre in the Liaoning Province.

As for coal-based chemicals project relating to coal-based methanol and alkene in Harbin City, the Heilongjiang Province, on 19 September 2006, the SASAC approved the transfer of 57.92% and 100% equity interests in Harbin Coal Industry Company ("Harbin Coal") and Harbin Gasification Company ("Harbin Gasification"), respectively, to ChinaCoal Group for nil consideration. Harbin Coal has a coal mine with an annual production of 1.8 million tonnes, which is predominantly used by Harbin Coal for the production of coal gas, with the remaining being used for production of methanol and electricity generation for its own consumption. Harbin Gasification currently produces approximately 2.42 million cubic meters of gas per day and approximately 140,000 tonnes of methanol annually.

As of the Latest Practicable Date, other than the development of the coal-based chemicals project in Harbin City, the Heilongjiang Province, ChinaCoal Group has only entered into framework agreements with the relevant parties in respect of the above three other new business opportunities.

ChinaCoal Group has, in accordance with the Non-Competition Agreement, informed and invited us to participate in the above four new business opportunities. We have decided not to accept the above new business opportunities at this initial stage after due consideration because:

- coal-based methanol, dimethylether and alkene do not cause any competition with our core business as they are industrial chemicals products processed from coal, and are mainly used as fuel or fuel substitute. The major coal-based products produced by our Company are tar, benezene and refined naphthalene, which are mainly used as productive materials of other industrial chemical products. For example, tar can be used in modified asphalt and coloring agent; benzene and naphthalene can be used in producing explosives and other chemicals products; and

- local coal mines, before the completion of their consolidation and restructuring, are not suitable to be transferred to us since these mines normally have regulatory compliance issues, such as operating without obtaining all requisite licences or permits or in compliance with the relevant environmental and safety laws and regulations. In addition, such mines normally are not properly established as a mining enterprise with clear corporate and ownership structure.

The coal-based chemicals projects in the Inner Mongolia Autonomous Region and in Harbin City, the Heilongjiang Province, as well as the research project in the Liaoning Province all involve research and development or production of coal-based methanol, dimethylether and alkene. Such new business opportunities do not cause any competition with our core business. Further, as ChinaCoal Group has only entered into a framework agreement with the provincial government of the Shanxi Province for the proposed restructuring of local mines in the Shanxi Province, the Directors are also of the view that there is no competition arising from such business opportunity. See "Relationship with ChinaCoal Group - ChinaCoal Group's coal production".

ChinaCoal Group has provided our independent non-executive Directors with the necessary information relating to these new business opportunities. Having reviewed the information and made reasonable enquiries, all independent non-executive Directors are of the view that the new business opportunities are not mature and therefore agree not to accept them at this stage. We will continue to monitor the development of these opportunities and have reserved our rights to exercise our option under the Non-Competition Agreement to acquire ChinaCoal Group's interests in the businesses that may result from such opportunities in the future.

INDEPENDENCE FROM CHINACOAL GROUP

Having considered the following factors, we are satisfied that we can conduct our business independently from ChinaCoal Group and its associates after the Global Offering:

Our Restructuring

The separation of businesses, assets and liabilities between ChinaCoal Group and our Company in connection with the Restructuring, including adopting relevant legal procedures, implementing internal control and management functions, making required governmental registrations and obtaining third party consents, has been, or is expected to be, completed before listing. All governmental approvals required for the completion of the separation have been or will be obtained.

Independence of board and management

Composition of the Board and the senior management

Our Board comprises nine Directors, seven of whom are not associated with ChinaCoal Group. Of these seven Directors, five are independent non-executive Directors and two are executive Directors. Set out below is a table summarising the positions held by the Directors at our Company and ChinaCoal Group:

No	Name	Position with our Company	Position with ChinaCoal Group [(1)]
Board of Directors			
1.	Jing Tianliang....	Chairman and Executive Director	President
2.	Zhang Baoshan ..	Vice Chairman and Non-Executive Director	Vice President and Chief Engineer
3.	Yang Lieke......	Executive Director and President	None
4.	Peng Yi.........	Executive Director, Executive Vice-president and Chief Financial Officer	None
5.	Gao Shangquan ..	Independent Non-Executive Director	None
6.	Zhang Ke	Independent Non-Executive Director	None
7.	Peng Ru Chuan ..	Independent Non-Executive Director	None
8.	Wu Rongkang ...	Independent Non-Executive Director	None
9.	Li Yanmeng	Independent Non-Executive Director	None

Apart from those of our Directors set out above with concurrent positions with ChinaCoal Group, none of our senior management hold any position within ChinaCoal Group, and all such senior management members are full-time employees of our Company as shown in the table below:

No	Name	Position with our Company	Position with ChinaCoal Group [(1)]
Senior Management			
1.	Gao Jianjun	Vice President	None
2.	Li Fuyou........	Vice President	None
3.	Qi Hegang	Vice President	None
4.	Niu Jianhua	Vice President	None
5.	Zhou Dongzhou ..	Secretary to the Board and Joint Company Secretary	None

(1) ChinaCoal Group does not have a board of directors.

Our Board will function independently from ChinaCoal Group despite that two of the Directors have overlapping positions with ChinaCoal Group for the following reasons:

- The majority, or seven out of nine members, of our Board has no overlapping position with ChinaCoal Group. It is our Board as a whole, and not the individual Directors, which makes decisions for our Company pursuant to our Articles of Association.

- The day-to-day operation of our Company is managed by our senior management, who are all independent of ChinaCoal Group and are our full time employees.

- We have five independent non-executive Directors who are independent from our Company and ChinaCoal Group and they form the majority of our Board.

- Our independent non-executive Directors have diversified skills and expertise and our Board will benefit from their independent advice on different aspects of our operations. We expect to benefit from the advice of our independent non-executive Directors on the following different areas:

Gao Shangquan	We expect to benefit from the substantial experience of Mr. Gao in the economic reforms and systems of China.
Zhang Ke	We expect to benefit from the substantial experience of Mr. Zhang in accounting, finance, corporate governance, internal control and auditing.
Peng Ru Chuan	We expect to benefit from Mr. Peng's substantial experience in advising PRC listed issuers on their compliance obligations under the Hong Kong Listing Rules.
Wu Rongkang	Our Board will benefit from Mr. Wu's extensive professional knowledge and experience of the PRC coal industry.
Li Yanmeng	Mr. Li has extensive experience in the PRC power industry and our Board will benefit from his experience and knowledge in the PRC power and energy industry.

- Our Board has put in place various mechanisms to avoid conflicts of interest to ensure independent decision-making and to safeguard the protective measures of the non-competition undertakings under the Non-Competition Agreement.

The decision-making mechanism of our Board as set out in the Articles of Association includes provisions to avoid conflicts of interest by providing, among other things:

- When our Board is to decide on a matter which involves a transaction between our Company and another company or entity (i) with overlapping Director(s) or (ii) where a Director is engaged as a member of the senior management of the proposed counter-party, the overlapping Director shall abstain from voting on any proposed resolution involving the proposed counter-party;

- Such resolution will only be passed by the affirmative votes of at least half of the total number of Directors not associated with the proposed counter-party voting the resolution; and

- The decision so made at such meeting shall be deemed a decision of the board as if the decision were made by the full board.

In relation to enforceability of the protective measures (such as options, pre-emptive rights or acceptance of new business opportunities) under the Non-Competition Agreement, the Non-Competition Agreement contains the following protective measures:

- Any decision whether (i) to accept or not to accept any new business opportunity; or (ii) to exercise or not to exercise any option or pre-emptive rights under the Non-Competition Agreement, will only be made by our independent non-executive Directors;

- ChinaCoal Group will organize semi-annual working meetings with ChinaCoal Group to review ChinaCoal Group's business portfolio and business plans and to enable our independent non-executive Directors to consider whether to exercise the option under the Non-Competition Agreement; and

- ChinaCoal Group has undertaken to provide and use reasonable endeavours to procure the provision to our Company such other information as may be necessary for us to properly consider whether to exercise the option under the Non-Competition Agreement.

For more details of the enforceability of the protective measures under the Non-Competition Agreement, see "Non-Competition Agreement" in this section.

As such, when conflicts of interest situation arises, for example, when considering a connected transaction with ChinaCoal Group, the two overlapping Directors who are also members of the senior management of ChinaCoal Group shall abstain from voting on the proposed resolution to decide such transaction and hence they will not be in position to affect the decision of the Board on matters in which ChinaCoal Group may be interested. Further, following the listing of our Company on the Hong Kong Stock Exchange, our Board has to comply with the provisions of the Hong Kong Listing Rules and certain matters, in particular, connected transactions shall be referred to the independent non-executive Directors for review and recommendations. When considering the exercise of options or pre-emptive rights under the Non-Competition Agreement, only the independent non-executive Directors will make the decision, thereby ensuring the independence of Board when deciding on such matters.

Based on the above, our Board is satisfied that there are sufficient and effective preventive measures to manage conflicts of interest and that our Board is able to operate independently of ChinaCoal Group.

Non-competition undertaking

As stated in the sub-section headed "Non-Competition Agreement" in this section and as we have put in place various mechanisms to ensure the enforceability of the protective measures of the Non-Competition Agreement, our Directors believe that we will not face significant competition, directly or indirectly, from ChinaCoal Group.

Our assets and businesses

Following the Restructuring, we own five mining areas comprised of nine mines in operations and three mines under development. Our marketable coal reserves were over 3,000 million tonnes, which we expect will provide stable coal resources to fulfill our coal production requirements necessary for carrying on our business. We have also obtained, through the Restructuring, ChinaCoal Group's overall sales-related resources, including its extensive sales and marketing network, integrated port facilities, established customer base, well-recognized brand names, trademarks and valuable market experience.

We have obtained our own business licenses necessary for our headquarters, and substantially all of our other entities have completed their registrations with the local Administrations for Industry and Commerce. We anticipate that those entities which have not yet completed their registrations will be able to complete the registration process before listing.

We also have our own relevant industry licenses required to carry on our business, except for the relevant coal export qualification which could not be freely transferred under the current PRC regulatory regime. We have therefore entered into an agency agreement to appoint ChinaCoal Group as our non-exclusive coal export and sales agent. Under the agreement, the agency services provided by ChinaCoal Group shall be made on terms no less favorable to us than those available from other export agents. The transaction is more fully described under "Connected Transactions". In respect of our coke export, we plan to independently

apply for our coke export licence and quotas after listing, and have appointed ChinaCoal Group as our non-exclusive coke export agent in the interim period.

Operational independence

Pursuant to the Restructuring, ChinaCoal Group has transferred most of its assets, liabilities and interests of its coal operations, coking operations, coal mining equipment manufacturing operations and coal mine design operations to our Company. The chains of production, supply and sales of the above businesses are complete, and their operations are independent.

ChinaCoal Group has partly retained the function of supplying supplemental raw materials, buildings, land use rights, trade marks and the State coal export trading qualification relating to the above businesses. To govern the transactions between ChinaCoal Group and our Company arising from the above retained businesses, ChinaCoal Group and our Company have entered into a series of connected transaction agreements. The terms and conditions of these agreements are on normal commercial terms which we believe to be fair and reasonable and in the interests of our shareholders as a whole. Furthermore, the renewal or modification of the terms and conditions or the entering into of any new agreement with ChinaCoal Group will be subject to the strict regulation of connected transactions under the Hong Kong Listing Rules. If the relevant terms and conditions are unfair, our Company has the right to cease using ChinaCoal Group's services.

We are not dependent on ChinaCoal Group with respect to raw material supplies or buildings and land leases under the relevant connected transaction agreements. These transactions only represented less than 5% of our total cost of operations and provision of these materials and leasing of these buildings and land are supplemental. In addition, pursuant to the connected transaction agreements, if ChinaCoal Group cannot provide the materials, buildings and land use rights upon reasonable terms, our Company is entitled to choose a third party who can provide such materials and services upon better terms. Therefore, these transactions will not have a material impact on the operations of our Company.

We are not dependent on ChinaCoal Group for its export sales agency services. In addition to ChinaCoal Group, there are three other operators who are authorized to export coal. The Coal Export and Sales Agency Agreement stipulates that if the terms provided by other authorized holders of coal export trading rights are more favorable than those provided by ChinaCoal Group, our Company is entitled to use the services of other authorized export agents. We do not expect any difficulties in entering into export agency arrangements with any of these authorized operators.

We have secured the long-term use of ChinaCoal Group's trademarks by entering into a ten-year trademarks license framework agreement, renewable for another ten years. Pursuant to this agreement, ChinaCoal Group has licensed to our Company the right to use its registered trademarks and trademarks in application in the PRC, Japan, Hong Kong and Korea relevant to our business operations. The trademarks license framework agreement contains a non-cancellable clause and ChinaCoal Group is therefore not entitled to unilaterally terminate this agreement.

Based on the above reasons, the Directors are of the view that there is no operational dependence by us on ChinaCoal Group. Further details about these transactions between our Company and ChinaCoal Group are set out in "Connected Transactions".

Further, our operational decisions are made by and through our shareholders' meeting, our Board, our supervisory committee and our management according to their respective duties.

We have our own organizational structure comprised of independent departments and business and administrative units, each with specific areas of responsibility. We have also maintained a set of comprehensive internal control procedures to facilitate the effective operation of our business.

Our Financing

We will have settled all amounts due from us to ChinaCoal Group and its associates and procured the release of all guarantees provided to us by ChinaCoal Group and its associates by the time of listing. We have sufficient capital to operate our business independently, and have adequate internal resources and a strong credit profile to support our daily operations. See "Financial Information — Working capital confirmation".

We have our own finance department and have established our own financial auditing system independent of ChinaCoal Group. We have an independent bank account, have made independent tax registrations and have employed a sufficient number of dedicated financial accounting personnel.

In accordance with an agreement between ChinaCoal Group and China Development Bank, ChinaCoal Group is entitled to allocate, without prior consent from China Development Bank, part or all of a RMB22 billion banking facility under the agreement to any of its subsidiaries. We have applied to China Development Bank for the grant, subject to the bank's credit appraisal and internal approval process, of separate and new banking facilities of not less than RMB22 billion to our Company. The Directors believe that our Company will obtain the new banking facilities prior to the listing.

OUR RESTRUCTURING

Our Company was established on 22 August 2006 as a joint stock limited company under the PRC law. Pursuant to the Restructuring Agreement which took effect on 5 September 2006, ChinaCoal Group transferred to our Company substantially all its assets, liabilities and interests related to its coal operations, coking operations, coal mining equipment manufacturing operations and other related businesses. For further details regarding our Restructuring, see "Restructuring".

Restructuring Agreement

On 5 September 2006, ChinaCoal Group and our Company entered into the Restructuring Agreement. Under the Restructuring Agreement, ChinaCoal Group has made various representations and warranties in relation to the businesses, assets, liabilities and interests transferred to our Company under the Restructuring, and has agreed to be responsible for all tax liabilities associated with such transferred businesses, assets, liabilities and interests incurred before the Restructuring. ChinaCoal Group has also agreed to indemnify our Company against claims, losses or expenses incurred by our Company in connection with or arising from, among other things:

- any breach of any provision of the Restructuring Agreement on the part of ChinaCoal Group or its subsidiaries (excluding our Company);
- the businesses, assets, liabilities and interests retained or held by ChinaCoal Group following the Restructuring;
- any rights and interests in relation to all employees of our Company who were employed by ChinaCoal Group before the Restructuring for the period of their employment by ChinaCoal Group;
- any title defect in respect of properties being acquired by our Company prior to the Restructuring;
- any litigation or other claims against our Company that relate to events or circumstances occurring before the effective date of the Restructuring in relation to businesses, assets, liabilities and interests transferred to our Company under the Restructuring, except those that are disclosed and provided for in the audited financial statements.

Non-Competition Agreement

In connection with the Restructuring, ChinaCoal Group and our Company entered into a Non-Competition Agreement on 5 September 2006. Under that agreement, ChinaCoal Group has undertaken to our Company that except in certain limited circumstances, for so long as the agreement remains effective, it shall not, and shall procure its associates (excluding our Company) not to, directly or indirectly and in whatever manner, engage, participate or be interested in, or provide support to, any business or activity which competes or may compete with our current or future core businesses. ChinaCoal Group has also granted us an option and pre-emptive rights to acquire certain interests retained by ChinaCoal Group following the Restructuring and certain future business. Further details about the Non-Competition Agreement are set out in "Relationship with ChinaCoal Group".

Implications under the Hong Kong Listing Rules

Any transaction that might take place after our listing pursuant to any agreement or arrangement described in this "Our Restructuring" sub-section is made in the performance of the relevant transaction

already entered into before listing. Such transaction will therefore not constitute connected transactions or continuing connected transactions of our Company under Chapter 14A of the Hong Kong Listing Rules, and will not be subject to further regulatory requirements under the Hong Kong Listing Rules, except as described in "Relationship with ChinaCoal Group — Non-Competition Agreement".

CONNECTED PERSONS

In addition to the Restructuring Agreement and the Non-Competition Agreement, our Company has entered into certain other agreements or transactions with entities which will become connected persons (as defined under Chapter 14A of the Hong Kong Listing Rules) of our Company upon listing, and such agreements or transactions will constitute connected transactions or continuing connected transactions of our Company under the Hong Kong Listing Rules. These entities include:

(i) ChinaCoal Group: Immediately following completion of the Global Offering, ChinaCoal Group will own approximately 68.25% of our Company's then issued share capital if the Over-allotment Option is not exercised (or 65.0% if the Over-allotment Option is exercised in full). ChinaCoal Group will therefore be the Controlling Shareholder, and hence a connected person, of our Company by virtue of Rule 14A.11(1) of the Hong Kong Listing Rules.

(ii) Certain associates (as defined under Chapter 19A of the Hong Kong Listing Rules) of ChinaCoal Group, excluding our Company and our subsidiaries: Such associates will be connected persons of our Company by virtue of Rule 14A.11(4) of the Hong Kong Listing Rules.

(iii) The following entities (in alphabetical order), each of which is a substantial shareholder (as defined under the Hong Kong Listing Rules) of a subsidiary of our Company, will therefore become connected persons of our Company by virtue of Rule 14A.11(1) of the Hong Kong Listing Rules. These entities (collectively, our "Subsidiaries' Substantial Shareholders"), except for their respective shareholding interests in the relevant subsidiary of our Company, are otherwise independent of us:

- Datong Coal Industry Co., Ltd. (大同煤業股份有限公司): A company whose A shares are listed on the Shanghai Stock Exchange and is 60.5% owned by Datong Coal Mine Group (大同煤礦集團), a 40% shareholder of Datong China Coal Export Base Development Co., Ltd. (大同中煤出口煤基地建設有限公司) (one of our subsidiaries) of which our Company directly and indirectly owns 60%.

- Shanxi Longquan Foundry Coke Company Limited (汾陽市龍泉鑄造焦有限公司): A 40% shareholder of China Coal & Coke Longquan Limited (汾陽市中煤龍泉焦化有限公司) (one of our subsidiaries) of which our Company has an indirect ownership of 60%.

- Lingshi Jiuxin Coal Preparation Company Limited (靈石縣九鑫選煤有限責任公司): A 25% shareholder of China Coal & Coke Jiuxin Limited (靈石縣中煤九鑫焦化有限責任公司) (one of our subsidiaries) of which our Company has an indirect ownership of 75%.

- Shuozhou Shuocheng Liu Jia Kou Coal Transportation Terminal (朔州市朔城區劉家口煤炭集運站): A 25% shareholder of Shuozhou China Coal Pingshuo Energy Co., Ltd. (朔州中煤平朔能源有限公司) (one of our subsidiaries) which is 51% owned by our Company.

- Shaanxi Yulin Coal Export Group Corporation (陝西榆林煤炭出口(集團)有限責任公司): A 26% shareholder of Shaanxi Nanliang Coal Co., Ltd. (陝西南梁礦業有限公司) (one of our subsidiaries) of which our Company directly and indirectly owns 55%.

- Shuozhou Pingshuo Luda Railway Transportation Co., Ltd. (朔州市平朔路達鐵路運輸有限公司): it is a subsidiary of Datong Luda Railway Transportation Co., Ltd. (大同路達鐵路運輸有限公司) (holding 62.5% interest in Shuozhou Pingshuo Luda Railway Transportation Co., Ltd. (朔州市平朔路達鐵路運輸有限公司)). Datong Luda Railway Transportation Company Limited (大同路達鐵路運輸有限公司) holds a 19% interest in Shuozhou China Coal Pingshuo Energy Co., Ltd. (朔州中煤平朔能源有限公司) (one of our subsidiaries) which is a 51% owned subsidiary of our Company.

(iv) Jiangsu Datun Aluminium Company Limited (江蘇大屯鋁業有限公司) ("Datun Aluminium"): Datun Aluminium is 75% owned by Shanghai Datun Energy (上海大屯能源股份有限公司) (a 62.43% subsidiary of our Company) and 25% owned by China Coal Hong Kong Limited (a wholly-owned subsidiary of ChinaCoal Group). Datun Aluminum is therefore an indirect non wholly-owned subsidiary, and will by virtue of Rule 14A.11(5) of the Hong Kong Listing Rules become a connected person, of our Company.

EXEMPT CONTINUING CONNECTED TRANSACTIONS

Our Company has entered into certain agreements or transactions which will, upon our listing, constitute exempt continuing connected transactions of our Company. These transactions are made on normal commercial terms where each of the relevant "percentage ratios" calculated for the purpose of Chapter 14A of the Hong Kong Listing Rules will, as the Directors currently expect, not be more than 0.1% on an annual basis. By virtue of Rule 14A.33(3)(a), these transactions are exempt from the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules, and they include:

- *Coke Export Agency*: ChinaCoal Group has the licence required and valid quotas to perform coke exports in the PRC. On 5 September 2006, we entered into a coke export agency framework agreement to appoint ChinaCoal Group as our non-exclusive coke export agent, and ChinaCoal Group has agreed to allocate all coke export quotas it obtains for our use. ChinaCoal Group also agreed to provide the coke export services free of charge. The agreement took effect on the date of our incorporation and expires on 31 December 2008, and is subject to renewal. After listing, we will independently apply for coke export qualification and quotas, the receipt of which shall automatically terminate this agreement.

- *Trademarks License*: On 5 September 2006, our Company and ChinaCoal Group entered into a trademarks license framework agreement. Pursuant to that agreement, ChinaCoal Group has agreed to grant to us and our subsidiaries a non-exclusive license to use trademarks, including the "ChinaCoal" brands, registered or being applied for registration by ChinaCoal Group in the PRC, Japan, Hong Kong and Korea for a nominal fee of RMB1 per year for an initial term of 10 years from 22 August 2006, being the date of incorporation of our Company. The trademarks license framework agreement contains a non-cancellable provision upon which ChinaCoal Group shall not terminate the agreement without our consent.

NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

As a result of our Restructuring, our Company has also entered into certain other agreements or transactions with ChinaCoal Group and other connected persons of our Company which will, upon our listing, constitute non-exempt continuing connected transactions of our Company under Chapter 14A of the Hong Kong Listing Rules. These transactions include:

Transactions	Parties
Continuing connected transactions between our Company (and our subsidiaries), and ChinaCoal Group and its associates	
Coal Export and Sales Agency Framework Agreement	Our Company and ChinaCoal Group
Coal Supplies Framework Agreement	Our Company and ChinaCoal Group
Integrated Materials and Services Mutual Provision Framework Agreement	Our Company and ChinaCoal Group
Mine Construction and Design Framework Agreement	Our Company and ChinaCoal Group
Property Leasing Framework Agreement	Our Company and ChinaCoal Group
Land Use Rights Leasing Framework Agreement	Our Company and ChinaCoal Group
Continuing connected transactions between our Company (and our subsidiaries) and connected persons at our subsidiaries' level	
Coal/Coke Product Sales Framework Agreements	Our Company and each of Datong Coal Industry Co. Ltd. (大同煤業股份有限公司), Shanxi Longquan Foundry Coke Company Limited (汾陽市龍泉鑄造焦有限公司), Lingshi Jiuxin Coal Preparation Company Limited (靈石縣九鑫選煤有限責任公司), Shuozhou Shuocheng Liu Jia Kou Coal Transportation Terminal (朔州市朔城區劉家口煤炭集運站) and Shaanxi Yulin Coal Export Group Corporation (陝西榆林煤炭出口(集團)有限責任公司)
Railway Leasing and Management Entrustment Service Framework Agreement	Our Company and Shuozhou Pingshuo Luda Railway Transportation Co., Ltd. (朔州市平朔路達鐵路運輸有限公司)
Continuing connected transactions between our Company (and our relevant subsidiary), and our non wholly-owned subsidiary, being itself a connected person	
Provision of Intra-Group Guarantees	Our Company and Datun Aluminium

Details of these continuing connected transactions and the associated annual caps, and certain principal terms of the relevant agreements are set out below. Certain charges for the services under the agreements will be determined based on PRC Government-prescribed prices or guidance prices, if available and applicable. Those transactions where the charges are not set by reference to such prescribed or guidance prices are determined based on commercial negotiations between the parties, in each case on an arm's length basis. The terms of these agreements are, as currently anticipated, no less favorable than terms as may be available to our Company and our subsidiaries from independent third parties.

In compliance with the relevant requirements under the Hong Kong Listing Rules, our Company has set maximum annual consideration or values, or annual caps, in respect of each of these continuing connected transactions. These annual caps are determined by reference to factors including previous transactions and figures when available and readily ascertainable.

A. *Continuing Connected Transactions Between Our Company (Or Relevant Subsidiaries) And ChinaCoal Group And Its Associates*

1. Coal Export and Sales Agency Framework Agreement

Under the PRC law and regulations, coal exports shall only be made through one of four authorized PRC enterprises including ChinaCoal Group. The coal export licence is not freely transferable under current PRC regulatory regime. Our Company has appointed ChinaCoal Group as our coal export sales agent under a Coal Export and Sales Agency Framework Agreement entered into on 5 September 2006.

Pursuant to the Coal Export and Sales Agency Framework Agreement, our Company has appointed ChinaCoal Group as our non-exclusive export and sales agent for the provision of export quotas and export agency services in respect of our coal products. The principal terms of the Coal Export and Sales Agency Framework Agreement are as follows:

- ChinaCoal Group shall ensure that among the coal export quotas allocated to it, there are sufficient quotas to satisfy our Company's coal exports.

- Agency services provided by ChinaCoal Group shall include export contracts signing, application for export licence and foreign exchange settlement.

- We shall select our overseas customers for our coal products, and determine the price, quantity and other contract provisions. ChinaCoal Group shall consult with us before entering into specific provisions of coal export contracts.

- ChinaCoal Group shall receive from our overseas customers the proceeds for coal products sold pursuant to coal export contracts and shall remit the proceeds received from overseas customers to our Company's designated bank account within five days of receipt.

- We shall be responsible for all expenses incurred in transporting the coal products to the port and the associated on-board packaging for exports. In case the relevant export contract incorporates CFR and CIF terms, we shall also be responsible for all shipping expenses incurred and CIF-insurance charges needed.

- The agency services provided by ChinaCoal Group shall be made on terms no less favorable to us than those available from other agents. If the terms offered by other coal export licence holders are more favorable than those offered by ChinaCoal Group, we expect that it will not be difficult for our Company to enter into export agency arrangement with such export licence holders.

- In respect of export sales to the China Taiwan markets, ChinaCoal Group may engage its offshore wholly-owned subsidiaries to perform the relevant export sales services.

The Coal Export and Sales Agency Framework Agreement took effect on the date of incorporation of our Company and expires on 31 December 2008, and is subject to renewal.

Pricing

The agency fees payable to ChinaCoal Group by us shall be determined on the basis of relevant market rates. Currently, (i) the agency fee for coal exports to countries and territories other than the China Taiwan market is 0.7% of the FOB price in respect of each tonne of coal products exported; and (ii) the agency fee for coal exports and sales to the China Taiwan markets is 0.7% of the FOB price, plus U.S.$0.5 per tonne of coal products sold.

The agency fees are payable on a monthly basis in arrears, subject to receipt by us of the proceeds from ChinaCoal Group in respect of coal exports and sales made during that month.

Historical figures

For the years ended 31 December 2003, 2004 and 2005 and the six months ended 30 June 2006, the total volume and value of our coal products sold overseas were approximately 14.0 million tonnes, 15.2 million tonnes, 11.5 million tonnes and 4.4 million tonnes, respectively, representing sales of approximately RMB4,449.5 million, RMB5,222.8 million, RMB5,427.6 million and RMB1,863.2 million, respectively. Based on the above pricing principles agreed under the Coal Export and Sales Agency Agreement (as if our Company had been incorporated since 1 January 2003 and the agreement had been in place since that date), the estimated agency fees that would have been paid to ChinaCoal Group in 2003, 2004 and 2005 and the six months ended 30 June 2006 were approximately RMB67.2 million, RMB85.9 million, RMB77.8 million and RMB26.7 million, respectively.

Annual caps

We estimate that the export quota to be allocated to ChinaCoal Group will remain stable for the next three years, of which approximately 25% will be allocated for the export of coal produced by us and the remaining 75% will be allocated for coal exported by ChinaCoal Group. We also estimate that our average export price will remain relatively stable at approximately U.S.$60 per tonne through to 2008. The Directors have therefore estimated the annual caps for such connected transactions each of the three years ending 31 December 2008 as follows:

	2006	2007	2008
	(RMB in millions)		
Annual agency fees payable by us to ChinaCoal Group for coal export provided	70	70	70

2. Coal Supplies Framework Agreement

Under the Restructuring, ChinaCoal Group has (through one or more of its subsidiaries other than our Company) retained certain operating rights to operate the Mines under Restructuring as defined and more fully described in "Relationship with ChinaCoal Group — Competition — Group Retained Businesses" and "— ChinaCoal Group's coal production". To minimize the potential competition between the coal products of the Mines under Restructuring with our coal products, our Company and ChinaCoal Group entered into a Coal Supplies Framework Agreement on 5 September 2006. The principal terms of the Coal Supplies Framework Agreement are as follows:

- ChinaCoal Group will procure that all coal products produced from the Mines under Restructuring be supplied exclusively to our Company, and has undertaken not to sell any such coal products to any third party.

- Our Company and ChinaCoal Group shall within the last quarter of each calendar year devise a 12-month coal products supply schedule for the next calendar year. Our Company (or our relevant subsidiary) shall enter into separate contracts with ChinaCoal Group (or its relevant associate) to set out the specific terms and conditions of supplying coal products according to the principles, and within the parameters, provided for under the Coal Supplies Framework Agreement.
- If the coal products supplied by the Mines under Restructuring under the Coal Supplies Framework Agreement cannot satisfy our requirements, including quality or quantity, we are entitled to choose the relevant coal products supplied by third parties.

The Coal Supplies Framework Agreement took effect on the date of incorporation of our Company and expires on 31 December 2008, and is subject to renewal.

Pricing

Under the Coal Supplies Framework Agreement, we (or relevant subsidiaries) shall purchase from ChinaCoal Group (or its relevant associate) coal products produced from the Mines under Restructuring according to the following pricing principles:

- market price, which is determined by reference to the prevailing market rates for comparable coal products as are available on an arm's length basis from independent coal producers located in the region or surrounding areas of the Mines under Restructuring; or,
- where there is no market price, a price to be agreed between the parties, which agreed price will be calculated based on the reasonable costs incurred in supplying the relevant coal products plus 5% profits reasonably earned. In setting the price, the parties may refer to prices for previous related transactions if available.

The purchase prices are payable by us within 30 days upon receipt of the coal products.

Historical figures

For the years ended 31 December 2003, 2004 and 2005 and the six months ended 30 June 2006, the total volume and value of coal products produced by the Mines under Restructuring were approximately 0.85 million tonnes, 1.32 million tonnes, 1.09 million tonnes and 1.57 million tonnes, respectively, representing approximately RMB58.4 million, RMB124.4 million, RMB134.2 million and RMB198 million, respectively.

Annual caps

The Directors have estimated the annual caps based on the following considerations: (1) ChinaCoal Group intends to invest an aggregate sum of RMB1,680 million to increase the aggregate annual production capacities of the Mines under Restructuring to 12 million tonnes per year. Such investment is to improve the production technologies and safety of the Mines under Restructuring by introducing new mining equipment as well as improving the production facilities and the transport facilities. ChinaCoal Group estimates that the aggregate annual production of the Mines under Restructuring will increase from approximately 3 million tonnes in 2006 to approximately 7.6 million tonnes in 2007 and 9.2 million tonnes in 2008; (2) the average price per tonne will remain stable at RMB130 per tonne for the three years ending 31 December 2008, which is the average price per tonne of coal traded during the Track Record Period; and (3) we have assumed that the Coal Supplies Framework Agreement had been in effect throughout the year ending 31 December 2006. For the six months ended 30 June 2006, the total coal production of the Mines under Restructuring was

approximately 1.57 million tonnes with a total revenue of approximately RMB198 million. On the assumption that the Coal Supplies Framework Agreement had taken effect throughout the year ending 31 December 2006, the Directors estimate that the total sales pursuant to the Coal Supplies Framework Agreement would be approximately 3 million tonnes and an annual amount of approximately RMB400 million for 2006. As such, the Directors estimate that the maximum amounts payable by our Company for each of 2006, 2007 and 2008 will be as follows:

	2006	2007	2008
	(RMB in millions)		
Amounts payable by us for coal products purchased from the Mines under Restructuring	400	1,000	1,200

3. **Integrated Materials and Services Mutual Provision Framework Agreement**

Under the Restructuring, ChinaCoal Group transferred to our Company substantially all assets related to its coal export-related services, comprising its sales and marketing network, port facilities, customer access, tradenames and market experience and knowledge. As ChinaCoal Group is one of only four PRC enterprises authorized to perform coal exports and in respect the quotas allocated to ChinaCoal Group that have not been used by us, it continues to provide export quotas and coal export agency services to its other coal export customers. In this connection, it has appointed us, on an exclusive basis, to provide coal export-related services, such as coal blending, logistics and transportation services, for customers of ChinaCoal Group. We receive revenue for the provision of such coal export-related services, which is at a rate of 0.8% to 1.3% on the FOB price per tonne of coal exported. In contrast with the Coal Export and Sales Agency Framework Agreement, ChinaCoal Group provides export sales agency services such as provision of quotas and agency services for the export of coal by us. We have to pay for such services, which is at a rate of 0.7% on the FOB price per tonne of exported coal and at a rate of 0.7% on the FOB price plus U.S.$0.5 per tonne of coal exported to the Taiwan market. For more information relating to the Coal Export and Sales Agency Framework Agreement, please refer to "Connected Transactions — Coal Export and Sales Agency Framework Agreement".

Following the Restructuring, ChinaCoal Group has retained certain other ancillary businesses which purchase and continue to purchase other supplies and other support services from us. At the same time, ChinaCoal Group has agreed to provide certain raw materials and services required by us in connection with our operations. It has also retained a small amount of assets and businesses which provide social and support services to us on a continuing basis. To regulate such relationships that will continue following our listing, our Company and ChinaCoal Group entered into an Integrated Materials and Services Mutual Provision Framework Agreement on 5 September 2006, the principal terms of which are as follows:

Mutual provision of materials and services

- We (or relevant subsidiaries) shall provide to ChinaCoal Group and its associates, and ChinaCoal Group and its associates shall provide to us, the following categories of raw materials and services on the principles set out in the agreement:

Production material supplies and ancillary services to be provided by ChinaCoal Group to us:

Production material supplies and ancillary services: production materials including explosives; mining accessories; construction materials; electricity cables and paint and other related or similar production supplies; transportation services (including cars and trucks); electricity and

heat supplies; testing and equipment maintenance services; equipment leasing; communications services; and

Social and support services: security services; staff training; school; medical care and emergency services, etc.

Production material supplies and ancillary services to be provided by us to ChinaCoal Group include coking coal, hydraulic roof support and ancilliary services; related or similar production supplies; electricity supplies; transportation and loading services; gas supply; machinery maintenance; labour; tendering services; water and heat, etc.

- The provision of the above raw materials and services by either party shall be made on terms no less favorable than those available to or, as appropriate, from independent third party under comparable conditions. Otherwise, either party is entitled to engage such other supplier(s) for the raw materials and/or services required.
- The parties (their relevant associates or subsidiaries) shall enter into separate contracts to set out the specific terms and conditions of providing the relevant raw materials and/or services according to the principles, and within the parameters, provided for under the Integrated Materials and Services Mutual Provision Framework Agreement.

Coal export-related services

- We shall provide to ChinaCoal Group and its associates coal export-related services for the export of coal by ChinaCoal Group for third parties. Such services shall include organizing product supplies; performing coal blending; coordinating logistics and transportation; providing port-related services; arranging for inspection and quality verification; and providing services relating to product delivery.

The Integrated Materials and Services Mutual Provision Framework Agreement took effect on the date of incorporation of our Company and expires on 31 December 2008, and is subject to renewal.

Pricing

Mutual provision of materials and services

Under the Integrated Materials and Services Mutual Provision Framework Agreement, either party shall supply production materials, and social and support services to the other party, according to the following pricing principles (and in the following order):

- price prescribed by the PRC Government; or
- where there is no government-prescribed price, the guidance price set by the PRC Government; or
- where there is neither government-prescribed price nor government guidance price, a price determined through tender process or other available market price. Such market price is determined by reference to (i) the prevailing market rates for the supply of that category of product or service as are available on an arm's length basis from independent suppliers located in the region or surrounding areas, or (ii) if failing (i) above, the price then charged under normal commercial terms by independent suppliers in the PRC of that category of product or service; or
- where none of the above is applicable or available, a price to be agreed between the parties. The agreed price will be calculated based on the reasonable costs incurred in making the supplies plus

profits reasonably earned. In setting the price, the parties may refer to prices for previous related transactions if available.

Coal export-related services

In respect of the provision of coal export-related services by us to ChinaCoal Group for the export of coal by its other customers, the service fee payable by ChinaCoal Group shall be determined on the basis of relevant applicable market rates. Currently, such service fee is fixed at 0.8% to 1.3% on the FOB price per tonne of coal products exported.

The purchase prices or service fees under the Integrated Materials and Services Mutual Provision Framework Agreement are payable by either party on a calendar-monthly basis in arrears in respect of supplies and services provided during that month.

Historical figures

On an estimated basis as if our Company had been incorporated since 1 January 2003 and the Integrated Materials and Services Mutual Provision Framework Agreement had been in place since that date, a breakdown of the approximate maximum historical transactions figures is set out as follows. For the three years ended 31 December 2005 and the six months ended 30 June 2006, on an estimated basis, our Company provided coal export-related services for 30.1 million tonnes, 25.8 million tonnes, 21.0 million tonnes and 9.5 million tonnes of coal for the coal export customers of ChinaCoal Group. The coal export-related service fees stated below are calculated on an estimated basis as if our Company had been incorporated during the Track Record Period and that the service fee for the provision of such services is at 1.3% on the FOB price on each tonne of exported coal.

	2003	2004	2005	30 June 2006
	(RMB in millions)			
Amounts paid by us for supplies of production materials and ancillary services by ChinaCoal Group				
Production supplies and ancillary production services	334	445	863	379
Social and support services	48	70	77	35
Amounts received by us for supplies of production materials and ancillary services to ChinaCoal Group				
Production supplies and ancillary services	24	47	39	14
Service fees received by us for provision of coal export-related services to ChinaCoal Group	77	173	151	67

Annual caps

Integrated Materials and Services

The materials to be provided by ChinaCoal Group to our Company are supplemental to our Company's coal production. The cost of these materials will increase as our Company's cost of coal production increases. Considering the upward historical trend of the transaction amount and our Company's future production expansion plan, which will begin to have a more marked impact on our production in 2007, we estimate an upward trend of the cost of the relevant materials and service with an approximately 15%, 27% and 7% increase in the transaction amount in 2006, 2007 and 2008, respectively. Using the transaction amount of materials and production services of RMB863 million for 2005 as the basis of calculation, we estimate that the

transaction amount of materials and production services to be approximately RMB996 million; RMB1,226 million and RMB1,315 million for 2006, 2007 and 2008, respectively.

We estimate that value of social and support services provided by ChinaCoal Group to us will remain relatively stable at approximately RMB80 million for the year ending 31 December 2006, with approximately 10% to 15% increase for the years 2007 and 2008, due mainly to the expansion of our production capacities. We estimate that the annual caps of the social and support services to be approximately RMB80 million, RMB90 million and RMB100 million for the three years ending 31 December 2008, respectively.

The historical average value of materials and ancillary services provided by us to ChinaCoal Group was approximately RMB37 million. As the value of this transaction for the six months ended 30 June 2006 was only approximately RMB14 million, we estimate the annual caps of this type of transaction at approximately RMB35 million, RMB50 million and RMB50 million for each of the three years ending 31 December 2008, respectively.

Coal Export-Related Services

As stated in the sub-paragraph headed "Coal Export and Sales Agency Framework Agreement" above, we estimate that the export quotas to be allocated to ChinaCoal Group will remain stable for the next three years, of which approximately 25% will be allocated for the export of coal produced by us and the remaining 75% will be allocated for export of coal by other coal export customers of ChinaCoal Group. We do not expect wide fluctuation in the coal export price and have estimated the annual caps for this category of transactions at approximately RMB160 million for each of the three years ending 31 December 2008. On the basis that our coal export-related services is at 1.3% on the FOB price per tonne, we have estimated the revenue from our provision of coal export-related services as follows.

	2006	2007	2008
	(RMB in millions)		
Amounts payable by us for supplies of production materials and ancillary services by ChinaCoal Group			
Production supplies and ancillary production services	996	1,226	1,315
Social and support services	80	90	100
Amounts receivable by us for supplies of production materials and ancillary services to ChinaCoal Group			
Production supplies and ancillary services	35	50	50
Service fees receivable by us for provision of coal export-related services to ChinaCoal Group	160	160	160

4. Mine Construction and Design Framework Agreement

Following the Restructuring, ChinaCoal Group has retained certain ancillary coal mine infrastructure construction operations and our Company has received from ChinaCoal Group, and will continue to carry out, its coal mine design operations. As our Company will, in our usual course of business, undertake coal mine design and construction projects for third parties, we will carry out the mine design operations, but may sub-contract the coal mine construction works to ChinaCoal Group or its relevant associates. Further, certain associates of ChinaCoal Group may provide coal mine construction services to us as we may require, and we may provide coal mine design services to ChinaCoal Group and its associates. To regulate the business relationship in these respects following our listing, our Company and ChinaCoal Group entered into a Mine

Construction and Design Framework Agreement on 5 September 2006, the principal terms of which are as follows:

- (i) We shall provide coal mine design services to support the ancillary businesses of ChinaCoal Group and its associates, (ii) ChinaCoal Group and its associates shall provide coal mine construction services to us for construction of coal mines and related mining facilities, and (iii) ChinaCoal Group and its associates shall provide construction services required from us in respect of projects we undertake under sub-contracting arrangement with third parties that involve construction of coal mines and related mining facilities.
- We (or our relevant subsidiary) and ChinaCoal Group (or its relevant associate) shall enter into separate contracts to set out the specific terms and conditions of providing the relevant services according to the principles, and within the parameters, provided for under the Mine Construction and Design Framework Agreement.
- The Mine Construction and Design Framework Agreement took effect on the date of our incorporation and expires on 31 December 2008, and is subject to renewal.

Pricing

If either party requires services under the Mine Construction and Design Framework Agreement, it shall select the service provider and fix the service price through a tender process. When the bidding price and other terms offered by one party to the agreement are equal to or better than those offered by other independent service providers participating in the tender, that party shall be selected in preference to such other independent service providers.

Historical figures

A breakdown of the estimated maximum historical figures is set out as follows:

	2003	2004	2005	30 June 2006
	(RMB in millions)			
Amounts paid by us for provision of construction services by ChinaCoal Group and its associates	96	145	118	56
Amounts received by us from provision of coal mine design services to ChinaCoal Group and its associates	0	0.6	6	14

Annual caps

As stated in the "Financial Information — Capital Expenditures" section of this Prospectus, the capital expenditures for our coal operations for 2006, 2007 and 2008 are estimated at approximately RMB3,315 million, RMB5,427 million and RMB4,988 million, respectively, representing substantial increases as compared with the capital expenditures during the Track Record Period. Of these amounts, approximately RMB800 million per year will be used for equipment maintenance projects which involve only equipment purchase and maintenance. Of the remaining balance, approximately 40% will be used as expenditures for our coal mine expansion works. As the two coal mine construction subsidiaries of ChinaCoal Group have expertise in coal mine construction and other ancillary mining facilities and that there are only three large coal mine construction enterprises (including the two subsidiaries mining construction subsidiaries of ChinaCoal Group) in China with expertise in coal mine construction works, we expect that ChinaCoal Group has a higher chance

of success in tendering for the construction works of our underground mines. Based on the previous coal mine construction services provided by ChinaCoal Group to us, we estimate the success rate of the two coal mine construction subsidiaries of ChinaCoal Group to be at approximately 60% or above. For the six months ended 30 June 2006, the value of the coal mine construction contracts awarded to the subsidiaries of ChinaCoal Group was approximately RMB56 million. However, the value of coal mine construction contracts awarded to the two coal mine construction subsidiaries of ChinaCoal Group up to early November 2006 had increased to approximately RMB470 million. Together with a pending contract of approximately RMB100 million which has been recently awarded to one of the two coal mine construction subsidiaries of ChinaCoal Group, the estimated total annual cap for 2006 is approximately RMB570 million.

The substantial increase from the historical amount of RMB118 million in 2005 to the estimated amount of RMB570 million in 2006 was mainly due to: (i) our estimated capital expenditure in 2006 has increased from RMB1,662 million in 2005 to RMB3,315 million, representing an increase of almost 100%; and (ii) some of the underground coal mine construction works of the Wangjialing Underground Mine were put up for tender in 2006, which, together with the coal mine construction contracts of other mines under development, leads to a substantial increase in the value of coal mining construction transactions with ChinaCoal Group during the year. Based on an estimated successful tender rate of ChinaCoal Group at approximately 60%, we estimate the annual caps of this category of transactions at RMB1,110 million and RMB1,005 million, respectively, for the two years ending 31 December 2008.

As for the coal mine design services to be provided by us to ChinaCoal Group, we have based our annual cap estimates on the following: (i) we expect to provide coal mine design services to ChinaCoal Group in respect of its investments in the Mines under Restructuring. Of the total investment of RMB1,680 million by ChinaCoal Group in the Mines under Restructuring, we estimate the coal mine design service fees will amount to approximately 3% or RMB50.4 million. Based on our experience in coal mine design, the coal mine design fees will normally account for approximately 3% of the total investment of a coal mine project; and (ii) we expect that ChinaCoal Group may invest in and restructure other small local mines in the future, which may also involve the provision of coal mine design services by us. Taking into account the above factors, we propose an annual cap of RMB30 million, RMB50 million and RMB50 million for each of the three years ending 31 December 2008, respectively.

	2006	2007	2008
	(RMB in millions)		
Amounts payable by us for provision of construction services by ChinaCoal Group and its associates	570	1,110	1,005
Amounts receivable by us from provision of coal mine design services to ChinaCoal Group and its associates	30	50	50

5. Property Leasing Framework Agreement

Following the Restructuring, our Company leases from ChinaCoal Group and its associates certain buildings and properties in the PRC for general business and ancillary purposes. Our Company and ChinaCoal Group entered into a Property Leasing Framework Agreement on 5 September 2006 to regulate their relationship in this regard. The Property Leasing Framework Agreement sets out the particulars of each property subject to the agreement. The principal terms of the Property Leasing Framework Agreement are as follows:

- The properties leased to us (or our relevant subsidiaries) from ChinaCoal Group and its associates comprise 476 properties occupying an aggregate gross floor area of approximately 0.21 million m^2 and are mostly for production and operation uses.

- We (or our relevant subsidiary) and ChinaCoal Group (or its relevant associate) shall enter into separate agreements to set out the specific terms and conditions in respect of the relevant properties leased according to the principles, and within the parameters, provided for under the Property Leasing Framework Agreement.

- In respect of properties for which ChinaCoal Group or its relevant associate(s) have not yet obtained property ownership certificates, ChinaCoal Group grants a licence for us (or our relevant subsidiaries) to use such properties, and has undertaken to obtain the requisite property ownership certificates within one year from the date of our Company's incorporation.

- We are entitled to lease additional properties from ChinaCoal Group during the term of the Property Leasing Agreement.

- ChinaCoal Group has agreed to indemnify us against any loss or damage we may suffer or incur because of title issue arising from the use of such properties with title defect.

- If ChinaCoal Group or its relevant associate(s) intend to sell any property leased to us under the Property Leasing Framework Agreement, we shall have the pre-emptive right to purchase such property under the same terms offered to third parties.

- Either party may, at any time before the Property Leasing Framework Agreement expires, by giving not less than 6 months' notice to terminate any lease made pursuant to and comprised under the agreement, and the rentals will accordingly be reduced.

The Property Leasing Framework Agreement is of a term of 10 years commencing on 22 August, 2006, being the date of incorporation of our Company, and is subject to renewal. The agreement is of a duration longer than three years as otherwise normally permitted under the connected transactions' regulatory regime of the Hong Kong Listing Rules. This is because 10-year property leases are more desirable for us to avoid unnecessary disruption to our operations and to minimize relocation costs. Our independent property valuer, Savills and the Joint Sponsors are also of the view that it is normal business practice for property leasing agreements involving PRC properties to be of such duration.

Pricing

Under the Property Leasing Framework Agreement, the rentals shall be determined and paid as follows:

- We (or our relevant subsidiaries) shall pay annual rentals in an aggregate amount of up to approximately RMB70.8 million to ChinaCoal Group and its relevant associates in respect of the buildings and properties leased to us.
- The party taking up any lease shall also be responsible for all utility charges and other miscellaneous expenses (property tax excluded) incurred in using the relevant property during the term of the lease.
- The rentals are payable annually in arrears, and are subject to review and adjustments every three years during the term of the Property Leasing Framework Agreement by reference to the prevailing market rates. The adjusted rentals shall not exceed the then applicable market rates as confirmed by an independent property valuer.
- Further, any downward adjustment in rentals for such properties leased to us may be made at any time during the term of the Property Leasing Framework Agreement notwithstanding the normal three-year rental adjustment mechanism provided for under that agreement as described above.

Savills has confirmed that the rentals under the Property Leasing Framework Agreement reflect, and are no higher than, the prevailing market rates and that the terms of the agreement are fair and reasonable.

Historical figures

The above property leasing arrangement did not exist during the three years ended 31 December 2005, and was put in place as a result of our Restructuring. Accordingly, no relevant or comparable historical figures are available or readily ascertainable.

Annual caps

The annual rentals payable by the parties as provided for under the Property Leasing Framework Agreement are fixed under the agreement as up to RMB70.8 million by us (or our relevant subsidiaries), subject to adjustments and taking into account of market rates, such adjustments may be made once every three years as described above. Such rentals are determined on the basis of the relevant property valuation reports issued by independent qualified PRC property valuers, and Savills has confirmed that such rentals reflect the prevailing market rates. The total annual rentals payable by us (or our relevant subsidiaries) to ChinaCoal Group and its associates are expected to be approximately RMB71 million. This amount is accordingly used as the proposed annual cap for each of the three years ending 31 December 2008.

6. Land Use Rights Leasing Framework Agreement

Following the Restructuring, ChinaCoal Group and its associates lease to our Company certain land use rights in the PRC for general business and ancillary purposes. Our Company and ChinaCoal Group therefore entered into a Land Use Rights Leasing Framework Agreement on 5 September 2006 to regulate their relationship in this regard. Under the Land Use Rights Leasing Framework Agreement, the land use rights leased to our Company from ChinaCoal Group and its associates comprise land use rights in respect of 93 parcels of land occupying an aggregate gross site area of approximately 2.1 million square metres, mostly for production and operation uses. The Land Use Rights Framework Agreement sets out the particulars of

each parcel of land subject to the agreement. The principal terms of the Land Use Rights Framework Agreement are as follows:

- We (or our relevant subsidiary) and ChinaCoal Group (or its relevant associate) shall enter into separate leases to set out the specific terms and conditions in respect of the relevant parcel(s) of lands leased according to the principles, and within the parameters, provided for under the Land Use Rights Leasing Framework Agreement.

- If ChinaCoal Group or its relevant associate(s) intend to transfer any land use rights leased to our Company under the Land Use Rights Leasing Framework Agreement, our Company shall have the pre-emptive right to acquire such land use rights under the same terms offered to third parties.

- Upon expiry of the Land Use Rights Leasing Framework Agreement, if ChinaCoal Group or its relevant associate(s) intend to continue any lease, we shall also have the pre-emptive right to lease the relevant land use rights under the same terms offered to third parties, even if it has not exercised its right of renewal.

- We are entitled to lease additional the land use rights from ChinaCoal Group during the term of the Land Use Rights Leasing Framework Agreement.

The Land Use Rights Leasing Framework Agreement is of a term of 20 years commencing on 22 August 2006, being the date of incorporation of our Company, and is subject to renewal. The agreement is of a duration longer than three years as otherwise normally permitted under the connected transactions regulatory regime of the Hong Kong Listing Rules. This is because 20-year land use rights leases are more desirable for us (or our relevant subsidiaries) to avoid unnecessary disruption to its operations and to minimize relocation costs, especially when our Company has buildings or fixtures constructed on the relevant parcels of land. Savills and the Joint Sponsors are also of the view that it is normal business practice for PRC land use rights leasing agreements to be of such duration.

We may, at any time before the Land Use Rights Leasing Framework Agreement expires, terminate any lease made pursuant to and comprised under the agreement by giving 2 months' notice, and the rentals payable by us will accordingly be reduced.

Pricing

Under the Land Use Rights Leasing Framework Agreement, the rentals shall be determined and paid as follows:

- We shall pay annual rentals in an aggregate amount of approximately RMB8.9 million to ChinaCoal Group and its associates.

- The rentals are payable annually in arrears, and are subject to review and adjustments every three years during the term of the Land Use Rights Leasing Framework Agreement by reference to the prevailing market rates in respect of similar parcels of lands located in the same regions or areas under comparable conditions, provided that the adjusted rentals shall not exceed the then applicable market rates as confirmed by an independent property valuer.

- Further, any downward adjustment in rentals may be made at any time during the term of the Land Use Rights Leasing Framework Agreement notwithstanding the normal three-year rental adjustment mechanism provided for under the agreement as described above.

Savills has confirmed that the rentals under the Land Use Rights Leasing Framework Agreement reflect, and are no higher than, the prevailing market rates and that the terms of the agreement are fair and reasonable.

Historical figures

The above land use rights leasing arrangement did not exist during the three years ended 31 December 2005, and was put in place as a result of our Restructuring. Accordingly, no relevant or comparable historical figures are available or readily ascertainable.

Annual caps

The annual rentals payable by us as provided for under the Land Use Rights Leasing Framework Agreement are fixed under the agreement as RMB8.9 million, subject to adjustments and taking into account of market rates, such rental adjustments can be made once every three years as described above. Such rentals are determined on the basis of the relevant property valuation reports issued by independent qualified PRC property valuers, and Savills has confirmed that such rentals reflect the prevailing market rates.

The total annual rentals payable by us (or our relevant subsidiaries) to ChinaCoal Group and its associates are expected to be approximately RMB9.0 million for each year of 2006 to 2008. This amount is accordingly set as the proposed annual cap for the transactions under the Land Use Rights Leasing Framework Agreement in respect of each of the year ending 31 December 2008.

B. Continuing Connected Transactions Between Our Company And Connected Persons At Our Subsidiary Level

1. Coal/Coke Product Sales Framework Agreements

Each of Datong Coal Industry Co. Ltd. (大同煤業股份有限公司), Shanxi Longquan Foundry Coke Company Limited (汾陽市龍泉鑄造焦有限公司), Shuozhou Shuocheng Liu Jia Kou Coal Transportation Terminal (朔州市朔城區劉家口煤炭集運站), Lingshi Jiuxin Coal Preparation Company Limited (靈石縣九鑫選煤有限責任公司) and Shaanxi Yulin Coal Export Group Corporation (陝西榆林煤炭出口(集團)有限責任公司) of the Subsidiaries' Substantial Shareholders is a joint venture partner of our Company in respect of our coal and coking operations. We will continue to purchase and sell coal / coke products from these five Subsidiaries' Substantial Shareholders. Our Company has therefore entered into a Coal/Coke Product Sales Framework Agreement with each of the Subsidiaries' Substantial Shareholders to regulate our business relationship after listing. The terms of each of the Coal/Coke Supplies Framework Agreements are substantially the same, the principal terms of which are as follows:

- We (or our relevant subsidiary) shall sell to and purchase from the five Subsidiaries' Substantial Shareholders coal and/or coke products as the parties may from time to time mutually agree.
- We (or our relevant subsidiary) shall enter into separate purchase and sales contracts with each of the five Subsidiaries' Substantial Shareholders to set out the specific terms and conditions of sale and purchase of coal and/or coke products according to the principles, and within the parameters, provided for under the Coal/Coke Product Sales Framework Agreements.
- The Coal/Coke Product Sales Framework Agreements took effect on the date of incorporation of our Company and expires on 31 December 2008, and is subject to renewal.

Pricing

Under each of the Coal/Coke Product Sales Framework Agreements, either party shall sell to the other party coal and coke products according to the following pricing principles (in the following order):

- price prescribed by the PRC Government; or
- where there is no government-prescribed price, guidance price set by the PRC Government; or
- market price, which is determined by reference to the prevailing market rates for the same or similar coal or coke products as are available on an arm's length basis from independent coal or coke producers located in the region or surrounding areas; or
- a price to be agreed between the parties, which agreed price will be calculated based on the reasonable costs incurred in supplying the relevant coal or coke products plus 5% reasonable profits. In setting the price, the parties may refer to prices for previous related transactions if available.

Historical figures

During the past three years, the amount of the coal and coke products supplied by the Subsidiaries' Substantial Shareholders to our Company increased continuously. The rate of increase was 26% in 2004 and 66% in 2005. The increase was mainly due to the continuous increase in both the prices and the quantities of the coal and coke products sourced by our Company. For the years ended 31 December 2003, 2004 and 2005 and the six months ended 30 June 2006, the total value of coal and coke products purchased by our Company from the relevant Subsidiaries' Substantial Shareholders amounted to approximately RMB433 million, RMB547 million, RMB911 million and RMB544 million, respectively, and the total value of coal and coke products sold by our Company to the relevant Subsidiaries' Substantial Shareholders amounted to approximately RMB196 million, RMB69.6 million, RMB162 million and RMB137 million, respectively.

Annual caps

Based on the highest historical amount of RMB196 million during the Track Record Period, and an anticipated 10% annual increase, our Company expects the annual caps would be approximately RMB 216 million for 2006, RMB 237 million for 2007 and RMB261 million for 2008. Considering the increase of coal and coke products produced by our Company in the future and that the prices for coal and coke products would continue to stably increase, the amount of coal and coke products supplied by the Subsidiaries' Substantial Shareholders would not increase at the same rates as in the past three years. On the basis of the revenue of RMB912 million in 2005 and an annual rate of increase of 10%, our Company expects that the annual caps for the amount of the coal and coke products purchased from the Subsidiaries' Substantial Shareholders would be approximately RMB1,003 million for 2006, RMB1,104 million for 2007 and RMB1,214 million for 2008.

	2006	2007	2008
	(RMB in millions)		
Amounts payable by us for purchases of coal and coke products from the four Subsidiaries' Substantial Shareholders	1,003	1,104	1,214
Amounts receivable by us from sales of coal and coke products to the two Subsidiaries' Substantial Shareholders	216	237	261

2. Railway Leasing and Management Entrustment Service Framework Agreement

Shuozhou Pingshuo Luda Railway Transportation Co., Ltd. (朔州市平朔路達鐵路運輸有限公司) ("Pingshuo Luda") of the Subsidiaries' Substantial Shareholders leases railway from our subsidiary Shanxi China Coal Pingshuo Antaibao Coal Co., Ltd. (山西中煤平朔安太堡煤炭有限責任公司), formerly known as Ping Shuo First Coal Co., Ltd. (平朔第一煤炭有限公司) and Shanxi Pingshuo Anjialing Surface Mine Company Limited (山西平朔安家嶺露天煤炭有限公司) ("Anjialing Surface Mine"). Pingshuo Luda also provides railway management entrustment services to Pingshuo Antaibao and Anjialing Surface Mine. Pingshuo Luda will after our listing continue to lease railway from Pingshuo Antaibao and Anjialing Surface Mine, and provide to these two companies management entrustment services. As Pingshuo Luda is a subsidiary of Datong Luda Railway Transportation Co., Ltd. (大同路達鐵路運輸有限公司) ("Datong Luda") and Datong Luda is a connected person for the purposes of the Hong Kong Listing Rules, the transaction between our subsidiary and Pingshuo Luda is also a connected transaction. To regulate our relationship with Pingshuo Luda after our listing, we have entered into a Railway Leasing and Management Entrustment Service Framework Agreement with Pingshuo Luda on 5 September 2006. The principal terms of the agreement are as follows:

- Pingshuo Luda shall lease railway from us (or our relevant subsidiaries) and provide management entrustment services to our relevant subsidiaries, Pingshuo Antaibao and Anjialing Mine.

- Each party shall enter into separate written service contracts with us to set out the specific terms, conditions and price for the provision of each type of railway and management services according to the principles, and within the parameters, provided for under the Railway Leasing and Management Entrustment Service Framework Agreement.

- The quality of the railway leasing and management entrustment services provided by Pingshuo Luda under the Railway Leasing and Management Entrustment Service Framework Agreement shall be in accordance with the standards of services specified in the written agreements and shall be based on a reasonable price. Where the standards are specified by rules or regulations, the services provided shall be in accordance with such standards.

- The parties shall set the standards of services to be provided under the agreement and shall amend such standards from time to time in accordance with the market conditions.

Pricing

The price of the services to be provided under the Railway Leasing and Management Entrustment Service Framework Agreement shall be determined, successively, in accordance with the following pricing principles:

- price for railway leasing and railway management services prescribed by the PRC Government; or

- where there is no government-prescribed price, guidance price for similar services set by the PRC Government; or

- market price, which is determined by reference to the prevailing market rates for similar or the same comparable railway leasing and railway management services as are available on an arm's length basis from independent railway operators located in the region or surrounding areas; or

- a price to be agreed between the parties, which agreed price will be calculated based on the reasonable costs incurred in supplying such services plus profits reasonably earned. In setting the price, the parties may refer to prices for previous related transactions if available.

Historical figures

For the years ended 31 December 2003, 2004 and 2005 and the six months ended 30 June 2006, the total value of railway leasing fees paid by Pingshuo Luda to our relevant subsidiaries amounted to approximately RMB3.1 million, RMB47.4 million, RMB75.4 million and RMB41 million, respectively. During the same periods, the total value of the railway management services provided by Pingshuo Luda to our relevant subsidiaries amounted to approximately RMB nil, RMB110.8 million, RMB119.1 million and RMB103.0 million, respectively.

Annual caps

The dedicated rail link under the Railway Leasing and Management Entrustment Service Framework Agreement, which links our Pingshuo Mining Area and the Daqin Rail Line, is approximately 20 kilometres in length and the rate of leasing fees is calculated based on RMB0.12 per kilometre and the rate of management entrustment service fees is calculated based on RMB0.32 per kilometre. Taking into account the production expansion plan of the Pingshuo mines and the recent freight capacity expansion of the Daqin Rail Line, we estimate that the total freight volume of the dedicated rail line will increase from 46 million tonnes in 2006 to 54 million tonnes and 65 million tonnes for 2007 and 2008, respectively. We have therefore estimated the annual caps of this category of transactions as follows:

	2006	2007	2008
	(RMB in millions)		
Amounts receivable by us for railway leasing to Pingshuo Luda	99	130	156
Amounts payable by our relevant subsidiaries for railway management entrustment services provided by Pingshuo Luda	264	346	416

C. *Continuing Connected Transactions Between Our Company, And Our Company's Non Wholly-Owned Subsidiary Being Itself A Connected Person*

Datun Aluminium, in its normal course of business, borrowed funds from PRC banks, and the lender banks required guarantee as security for such bank loan as a matter of usual banking practice in the PRC. The guarantee was, before the Restructuring, provided by ChinaCoal Group or its associates. As part of the Restructuring, such guarantee was replaced by the guarantee given by our Company, which has guaranteed the payment and the performance of obligations by Datun Aluminium in relation to a term loan owned to the lender banks in aggregate amounts of RMB500 million. The loan will expire on 18 November 2010. As of 31 December 2005, the outstanding balance of such guaranteed loan and interests thereon was approximately RMB420 million which will be repaid in installments in accordance with the relevant loan agreement. The guarantee has not been enforced as of the date of this Prospectus. Datun Aluminium is 75% owned by Shanghai Datun Energy (上海大屯能源股份有限公司) (a 62.43% subsidiary of our Company) and 25% owned by China Coal Hong Kong Limited (a wholly-owned subsidiary of ChinaCoal Group). Datun Aluminum is therefore an indirect non wholly-owned subsidiary, and will by virtue of Rule 14A.11(5) of the Hong Kong Listing Rules become a connected person, of our Company. Accordingly, the provision of guarantee by our Company in favour of Datun Aluminium constitutes as a connected transaction.

Implications under Hong Kong Listing Rules — waiver obtained

According to "Our Restructuring" above, any transaction that might take place after our listing pursuant to the Restructuring Agreement is made in the performance of the relevant transaction already entered into before listing. Such transaction will therefore not constitute connected transactions or continuing connected transactions of our Company under Chapter 14A of the Hong Kong Listing Rules, and will not be subject to further regulatory requirements under the Hong Kong Listing Rules. In respect of the indemnities under the Restructuring Agreement, any payment which in the future that might be made by either party in performance of its obligations after the Global Offering also would not constitute a new transaction.

The exercise of any options granted under the Non-Competition Agreement after our listing would constitute a connected transaction under the Hong Kong Listing Rules. In addition, the non-exercise of any option will be treated as if the option were exercised and would constitute a connected transaction. We shall comply with the relevant disclosure and, where appropriate, independent shareholders' approval requirements under the Hong Kong Listing Rules relating to the exercise or non-exercise of any options under the Non-competition Agreement.

The transactions described in paragraphs A2, A3, A4 and B1 above will constitute non-exempt continuing connected transactions under the Hong Kong Listing Rules once the H shares are listed on the Hong Kong Stock Exchange. Pursuant to the Hong Kong Listing Rules, these non-exempt continuing connected transactions in paragraphs A2, A3, A4 and B1 would normally require full reporting, announcement and prior approval by independent shareholders, subject to the nature and the value of the transactions. The transactions described in paragraphs A1, A5, B2 and C above will also constitute non-exempt continuing connected transactions subject to the announcement requirements of the Hong Kong Listing Rules. Our Directors, including our independent non-executive Directors, consider that disclosure and approval of these transactions in full compliance with the Hong Kong Listing Rules would be impracticable and, in particular, add unnecessary administrative costs to us. In addition, our Directors including our independent non-executive Directors believe that it is in our interests to continue with these transactions after the listing of our H Shares on the Hong Kong Stock Exchange and that such transactions are conducted on normal or on better than normal commercial terms, in our ordinary and usual course of business and are fair and reasonable and in the interests of our shareholders as a whole and that the annual limits for the non-exempt continuing connected transactions are fair and reasonable.

Non-exempt Continuing Connected Transactions

Expenditure	Proposed annual limit		
	2006	2007	2008
	(RMB in million)		
A. ChinaCoal Group			
1. *Coal Export and Sales Agency Framework Agreement* Agency fees payable to ChinaCoal Group for the export of coal and sales agency services	70	70	70
2. *Coal Supplies Framework Agreement* Annual amount payable to ChinaCoal Group for the supply of coal products produced from the Mines under Restructuring	400	1,000	1,200
3. *Integrated Materials and Services Mutual Provision Framework Agreement* Annual amount payable to ChinaCoal Group for production supplies and ancillary services	996	1,226	1,315

Expenditure	Proposed annual limit 2006	2007	2008
	(RMB in million)		
Annual amount payable to ChinaCoal Group for social and support services	80	90	100
4. *Mine Construction and Design Framework Agreement*			
Annual amount payable to ChinaCoal Group for provision of construction services	570	1,110	1,005
5. *Property Leasing Framework Agreement*			
Annual rental payable to ChinaCoal Group for the lease of various buildings and properties	71	71	71
B. Subsidiaries' Substantial Shareholders			
1. *Coal/Coke Product Sales Framework Agreements*			
Annual amount payable by us for purchase of coal/coke products from the relevant Subsidiaries' Substantial Shareholders	1,003	1,104	1,214
2. *Railway Leasing and Management Entrustment Service Framework Agreement*			
Annual amount payable by us for railway management entrustment services provided by Pingshuo Luda	264	346	416

Revenue	Proposed annual limit 2006	2007	2008
	(RMB in million)		
A. ChinaCoal Group			
3. *Integrated Materials and Services Mutual Provision Framework Agreement*			
(a) Annual amount payable by ChinaCoal Group to us for supplies of production materials and ancillary services	35	50	50
(b) Annual amount payable by ChinaCoal Group to us for our coal export-related services	160	160	160
4. *Mine Construction and Design Framework Agreement*			
Annual amount payable by ChinaCoal Group to us for coal mine design services	30	50	50
B. Subsidiaries' Substantial Shareholders			
1. *Coal/Coke Product Sales Framework Agreements*			
Annual amount payable by the relevant Subsidiaries' Substantial Shareholders	216	237	261
2. *Railway Leasing and Management Entrustment Service Framework Agreement*			
Annual amount payable by Pingshuo Luda for railway leasing from our relevant subsidiaries	99	130	156

Exempt Continuing Connected Transactions

- *Coke Export Agency Framework Agreement*
- *Trademarks License Framework Agreement*

A. ChinaCoal Group

6. *Land Use Rights Leasing Framework Agreement*
Annual rental payable to ChinaCoal Group for lease of land use rights

We have applied to the Hong Kong Stock Exchange for waivers in accordance with Rule 14A.42(3) and the Hong Kong Stock Exchange has granted waivers in relation to the non-exempt continuing connected transactions under the following agreements (being the agreements referred to in paragraphs A2, A3, A4 and

B1 above) from the announcement and independent shareholders' approval requirements of the Hong Kong Listing Rules pursuant to Rules 14A.47 and 14A.48:

- Coal Supplies Framework Agreement
- Integrated Materials and Services Mutual Provision Framework Agreement
- Mine Construction and Design Framework Agreement
- Coal/Coke Product Sales Framework Agreement

We have applied to the Hong Kong Stock Exchange for waivers in accordance with Rule 14A.42(3) and the Hong Kong Stock Exchange has granted waivers in relation to the non-exempt continuing connected transactions under the following agreements (being the agreements referred to in paragraphs A1, A5, B2 and C above) from the announcement requirement of the Hong Kong Listing Rules pursuant to Rules 14A.47. Pursuant to Rule 14A.34 of the Hong Kong Listing Rules, these transactions are exempt from the independent shareholders' approval requirement of the Hong Kong Listing Rules:

- Coal Export and Sales Agency Framework Agreement
- Property Leasing Framework Agreement
- Railway Leasing and Management Entrustment Service Framework Agreement

In applying for the waivers, we have agreed that we will comply with the requirements specified under Chapter 14A of the Hong Kong Listing Rules. In addition, we will procure Shanxi Longquan Foundry Coke Company Limited, a counterparty to one of the Coal/Coke Product Sales Framework Agreements, shall allow our auditors sufficient access to their records for the purpose of reporting on the continuing connected transactions set out in Item B1 above. Our Board will also state in our annual report whether our auditors have confirmed the matters stated in Rule 14A.38.

Our Directors, including our independent non-executive Directors, consider that the maximum aggregate annual values of all the continuing connected transactions described in paragraphs A1 to A5, B1 to B2 and C above are fair and reasonable and all such continuing connected transactions have been entered into and will be carried out in the ordinary and usual course of business, will be conducted on normal or on better than normal commercial terms and are fair and reasonable so far as our shareholders as a whole are concerned.

The transactions under the Coke Export Agency Framework Agreement and the Trademarks Licence Framework Agreement as described in the sub-paragraph headed "Exempt continuing connected transactions" above and the transactions under the Land Use Rights Leasing Framework Agreement (being the agreement referred to in paragraph A6 above) are exempt connected transactions under the Hong Kong Listing Rules as the annual value of each of these transactions falls below the de minimis disclosure threshold set by the Hong Kong Listing Rules.

Confirmation from the Joint Sponsors

The Joint Sponsors are of the view that our Company's continuing connected transactions described in this "Non-exempt Continuing Connected Transactions" sub-section are in the ordinary and usual course of business of our Company, on normal commercial terms, are fair and reasonable and in the interests of the shareholders of our Company as a whole, and that the proposed annual caps (where applicable) for these continuing connected transactions referred to above are fair and reasonable.

MANAGEMENT

Board of Directors

The Board of our Company consists of nine Directors, including five independent non-executive Directors. All of these Directors bear their offices upon being elected in our shareholders' meetings dated 18 August 2006, 23 August 2006 and 21 November 2006. The term of directorship is three years, which is renewable upon re-election or new appointment. The SASAC may assign nominees, and may require ChinaCoal Group to recommend these nominees to be appointed as Directors and members of the senior management team of our Company. It may also require ChinaCoal Group to terminate the offices of Directors and members of the senior management team.

Our Board is accountable to the shareholders, and the powers it may exercise includes but is not limited to the following:

(a) convene shareholders' meetings, and report the work of our Board during such meetings;

(b) implement the resolutions reached in the shareholders' meeting;

(c) determine our business plans and investment proposals;

(d) formulate our annual budget and financial report;

(e) formulate plans for the distribution of profits and the remediation of losses for our Company;

(f) formulate proposals on increasing or decreasing our registered share capital and issuing our debentures;

(g) formulate plans regarding the major acquisitions and share re-purchases by our Company, as well as plans regarding any merger, division or dissolution;

(h) reach decisions on internal management;

(i) appoint or remove the president of our Company, appoint or remove members of the senior management team according to the suggestions of the president, and determine their remuneration, awards and disciplinary matters;

(j) formulate our fundamental management system; and

(k) formulate proposals for any amendments to the constitution of our Company.

Except with regard to items (f), (g) and (k) above and where our Company decides to provide a guarantee for a loan owed by third parties, an affirmative vote of at least two thirds or more of all of our Directors will be required. Resolutions of all other matters as abovementioned can be resolved by the affirmative vote of more than one-half of our Directors.

In addition to Board approval, the approval of the shareholders must be obtained regarding plans for the distribution of profits and the remediation of losses for our Company; changes in the registered share capital; issuance of debentures; amendment of the constitution of our Company; and major transactions including any acquisition, disposal, merger, division or dissolution.

Two of our Directors are currently affiliated with ChinaCoal Group or an affiliate of ChinaCoal Group.

Supervisory Committee

The PRC Company Law provides that a supervisory committee must be set up by a joint stock company with limited liability. The supervisory committee is responsible for overseeing the financial matters of our Company and monitoring the conduct of the Board and members of the management team. The supervisory committee of our Company constitutes three members. One of the members is an employee representative elected by our employees. The remaining members are appointed by shareholders in the general meeting. One of the members serves as the chairman of the supervisory committee. Committee members cannot hold concurrent offices as a Director, the President or the Chief Financial Officer. The term of each committee member is three years, which is renewable upon re-election or new appointment.

The responsibilities and powers of the supervisory committee include:

- review and verify the financial reports and other financial information prepared by the Board and which are proposed to be presented at the shareholders' meetings;
- supervise the Directors, the president, vice-presidents and other senior officers of our Company to prevent them from abusing their powers or infringing upon the interests of our Company;
- propose to hold special general meetings; and
- exercise other powers provided by our Articles of Association.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

The following table sets out certain information regarding our Directors:

Name	Age	Position
JING Tianliang	61	Chairman of the Board and Executive Director
ZHANG Baoshan	53	Vice-Chairman of the Board and Non-Executive Director
YANG Lieke	48	Executive Director and President
PENG Yi	44	Executive Director, Executive Vice-president and Chief Financial Officer
GAO Shangquan	77	Independent Non-Executive Director
ZHANG Ke	53	Independent Non-Executive Director
PENG Ru Chuan	58	Independent Non-Executive Director
WU Rongkang	66	Independent Non-Executive Director
LI Yanmeng	62	Independent Non-Executive Director

Directors

JING Tianliang, aged 61, has served as Chairman of the Board and an Executive Director of our Company since August 2006. He is also the President of ChinaCoal Group. He held offices in the Deputy Director General of the Ministry of Coal Industry (煤炭工業部), the Ministry of Energy Resources (國家能源部) and China National Coal Corporation (中國統配煤礦總公司); the Director General of the General Office and the Department of Foreign Affairs of the State Administration of Coal Industry (國家煤炭工業局); and the Chairman of the board of directors and the President of China National Coal Industry Import and Export Corporation (中國煤炭工業進出口總公司). He is also the Vice Chairman of the China National Coal Association (中國煤炭工業協會) and the Sub-council of Coal Industry under the China Council for the Promotion of International Commerce (中國貿易促進會煤炭行業分會暨國際商會煤炭行業分會), and a

senior adviser and adjunct professor at China University of Mining and Technology (中國礦業大學). Mr. Jing has extensive experience in enterprise operation and management, and has more than 40 years of management and operation experience in this industry. Mr. Jing is also a professorate senior engineer and a senior professional manager in the coal industry, and enjoys a special government allowance granted by the State Council. Mr. Jing graduated in November 1967 from Xi'an Mining Institute (西安礦業學院) and majored in electrical and mechanical engineering.

ZHANG Baoshan, aged 53, has served as the non-executive Director and Vice-chairman of our Company since August and November 2006, respectively. He is also the Vice President and Chief Engineer of ChinaCoal Group. He held various offices including Mine Manager, Deputy Director General and Director General of Datong Coal Mining Bureau (大同礦務局), and the President and Chairman of the board of directors of Pingshuo Coal Industry Company (平朔煤炭工業公司). Mr. Zhang is familiar with coal mining technology and has profound understanding of the coal mining industry in China. Mr. Zhang has over 30 years of operational and management experience in the industry. Mr. Zhang is a senior engineer and a senior professional manager in the coal industry and enjoys a special governmental allowance granted by the State Council. He graduated in September 1977 from Zhejiang University and majored in applied hydraulic technology.

YANG Lieke, aged 48, has served as the Executive Director and President of our Company since August 2006. He was the Managing Director of China Coal Import & Export Company (中國煤炭進出口公司), and was the Manager of the logistics department and planning department of China National Coal Industry Import & Export Corporation (中國煤炭工業進出口總公司). Mr. Yang is familiar with the process of production, operation and management of coal enterprises and the domestic and international coal mining market. He has extensive experience in enterprise production operation and management, and has more than 20 years of experience in the industry. Mr. Yang is a senior engineer and graduated in June 1982 from Xi'an Mining Institute (西安礦業學院) (now known as Xi'an Science and Technology University (西安科技大學), with a bachelor's degree and majored in mining engineering. Mr. Yang is currently a director of Shanghai Datun Energy, a company listed on the Shanghai Stock Exchange.

PENG Yi, aged 44, has served as the Executive Director, Executive Vice President and Chief Financial Officer of our Company since August 2006. Before joining our Company, Mr. Peng was the Vice President of ChinaCoal Group. He was also the Head of the Design Department of Zhongnan Architectural Design Institute (中南建築設計院設計事務所), the Deputy Head of Zhongnan Architectural Design Institute, Shenzhen Branch (中南建築設計院深圳分院), Head of the Finance Department of Zhongnan Architectural Design Institute (中南建築設計院財務處), Deputy General Manager, Chief Economist and Chief of Finance of Wuhan Kaidi Electric Power Company Limited (武漢凱迪電力股份有限公司), the Chairman of the board of directors of Wuhan Gelin Tiandi Environmental Protection Enterprises Group Company Limited (武漢格林天地環保產業集團有限公司) and Chairman of the board of directors of Wuhan Kaida Lantian Science and Technology Company Limited (武漢凱迪藍天科技有限公司). Mr. Peng is very experienced in enterprise and financial management and capital operation. He graduated in July 1984 from Wuhan Institute of Building Materials Industry (武漢建築材料工業學院) (now known as Wuhan University of Technology (武漢理工大學)) and obtained a Master's Degree in Business Administration (MBA) from Wuhan University (武漢大學) in June 1999. He is also a senior engineer.

GAO Shangquan, aged 77, is a professor and senior researcher. He has served as the independent non-executive Director of our Company since August 2006. Before joining our Company, he was the Vice Minister of State Commission for Restructuring the Economic Systems (國家經濟體制改革委員會), the

President of the China Society of Economic Reform (中國經濟體制改革研究會); the Chairman of China Enterprise Reform and Development Society (中國企業改革與發展研究會); the Head of China (Hainan) Reform and Development Institute (中國(海南)改革發展研究院); a member of the United Nations Development Policies Committee (聯合國發展政策委員會); an adjunct professor and the professor directing PhD students at Beijing University (北京大學), Shanghai Jiaotong University (上海交通大學) and Nankai University (南開大學); and the Dean and professor of the Management Department of Zhejiang University (浙江大學). He has been enjoying a special governmental allowance granted by the State Council since 1993. As a member of the China Society of Economic Reform (中國經濟體制改革研究會), he has been involved in the analysis of the economic systems and reforms and has led several research projects since 1982. Mr. Gao graduated in 1952 from the Department of Economics of Shanghai St. John University (上海聖約翰大學). Mr. Gao is currently an independent director of three A-share companies listed on the Shanghai Stock Exchange, which are China Minsheng Bank Ltd., China Unicom Limited and Minmetals Development Company Limited. He also served as an independent director of Baoshan Iron & Steel Co., Ltd. from February 2001 to May 2006. With his experience and expertise in the economic reforms and systems in China, our Board will benefit from the advice of Mr. Gao on strategic planning and investment plan formulation.

ZHANG Ke, aged 53, a certified public accountant of the Chinese Institute of Certified Public Accountants, has served as the independent non-executive Director of our Company since August 2006. He is also a senior certified accountant with qualification in securities dealing. Mr. Zhang was the Chairman of the board of directors and the principal partner of Shinewing Accountant (信永中和會計師事務所); Vice President of China Institute of Certified Public Accountants (中國註冊會計師協會); adjunct professor at the Department of Accounts of China People's University (中國人民大學); a committee member of the examination board of the Certified Accountants of the Ministry of Finance (財政部註冊會計師考試委員會); the Departmental Manager of China International Economics Consultants (中國國際經濟諮詢公司部門); the Deputy Executive Officer of Zhongxin Accountants Firm (中信會計師事務所); Deputy General Manager of Zhongxin Yongdao Accountants Firm (中信永道會計師事務所); a partner of Coopers & Lybrand International; General Manager of Zhongxin Yongdao Accountants Firm (中信永道會計師事務所), Vice Executive Director of Coopers & Lybrand, China. Mr. Zhang is currently an independent director of China Minsheng Bank Ltd, an A-share Company listed on the Shanghai Stock Exchange and three other H-share Companies, Air China Limited (also listed on the Shanghai Stock Exchange), HC International Inc. and Panva Gas Holdings Limited. Mr. Zhang obtained a Bachelor's degree in Economics from the Industrial Economics Department of China People's University in 1982 (中國人民大學). Mr. Zhang has more than 20 years of experience in reviewing and analyzing financial statements of listed companies. He has supervised a number of domestic and overseas listings and large scale management consultation and investment projects, and has given professional opinions in the course of work. He has extensive experience in dealing with internal and external auditors regarding the supervision of internal control and the auditing of financial statements. The Directors have evaluated Mr. Zhang's education, qualifications and experience and are satisfied that he has the necessary qualification and experience for the purpose of Rule 3.10(2) of the Hong Kong Listing Rules. With Mr. Zhang's accounting and financial management expertise, the board will benefit from the advice of Mr. Zhang in areas relating to accounting and finance as well as matters relating to corporate governance practices such as internal control and internal audit.

PENG Ru Chuan, aged 58, has served as an independent non-executive Director of our Company since August 2006. Mr. Peng currently serves as a Senior Inspector General of the Nomura International (Hong Kong) and a director of Brescia International Ltd., Brescia International (Hong Kong) Ltd. and Artemis International Group Ltd. Prior to joining our Company, he served as a Director of The Stock Exchange of Hong Kong (China), a senior supervisor of the China Development and Listing Promotion Department of the

Hong Kong Stock Exchange, and has engaged in investment and research work in several organizations including the China National Aviation Corporation in China and the LAREI research institute in the United States. Mr. Peng has a Master's degree in arts statistics and a Master's degree in biology statistics from the University of California. The Directors are of the view that our Company can benefit from Mr. Peng's knowledge and experience on the compliance obligations applicable to companies listed on the Hong Kong Stock Exchange.

WU Rongkang, aged 66, graduated from the Mining Department of Huainan Mining Institute (淮南礦業學院) in September 1961. He has served as the independent non-executive Director of our Company since November 2006. He is a professorate senior engineer, and serves in the China National Coal Association (中國煤炭工業協會) as an adviser and in the Technology Consulting Council as a deputy director (技術諮詢委員會) since January 2006. Mr. Wu served as a technician, an engineer, the chief engineer and the deputy general manager of Liyi Coal Mine in Huainan Mining Administration (淮南礦務局李一煤礦). He was appointed deputy director-general in Anhui Coal Mining Industry Company (安徽煤炭工業公司) in April 1983, deputy director-general of Huaibei Coal Mine Bureau (淮北礦務局) in 1986, and deputy director-general of Production Coordination Department of the Ministry of Coal Industry (國家煤炭工業部生產協調司) in May 1993. Since July 1998, he was appointed director-general of Economic Operation Center of the State Administration of Coal Industry (國家煤炭局經濟運行中心), president of the China Coal Enterprises Association (中國煤炭企業協會), and executive vice president of the China National Coal Association. Mr. Wu has extensive professional knowledge in the coal industry and has work experience of over 40 years which is related to coal production and technological management.

Li Yanmeng, aged 62, is a senior engineer. He has served as the independent non-executive Director of our Company since November 2006. Mr. Li graduated from the Electric Engineering Department of Wuhan School of Water Resource and Hydropower (武漢水電學院) in September 1981 with a major in power plant and electric system. Mr Li worked in the Shandong Xinwen Electric Equipment Factory (山東新汶綫路器材廠), and the First Engineering Department of Shandong Electric Construction Corp. (山東電力建設第一工程處). After graduation from college, he worked as a deputy director, a deputy manager and a manager in the Second Engineering Department of Shandong Electric Construction Corp. (山東電力建設第二工程處), as the general manager in Huangtai Power Plant (黃台發電廠), and as a director assistant in Shandong Electricity Power Bureau (山東電力工業局). In 1994, he was appointed deputy director-general of Construction Coordination Department of Ministry of Electric Industry (電力工業部建設協調司), deputy director-general of Key Construction Department (重點建設司), deputy director-general of Investment Department (投資司), director-general of Basic Industry Development Department (基礎產業發展司) of the State Planning Commission (國家計委), and director-general of the Office of the National Electric Reform Working Team (國家電力體制改革工作小組辦公室). In December 2002, he was appointed vice president of State Grid Corporation (國家電網公司). Mr. Li has extensive work experience for substantive periods in various power enterprises and State departments of macro-economic controls relating to basic energy management.

Supervisors

The following table sets out certain information regarding the Supervisors of our Company:

Name	Age	Position
DU Ji'an	45	Chairman of the Supervisory Committee
ZHOU Litao	46	Supervisor
CHEN Xiangshan	50	Employee Representative Supervisor

DU Ji'an, aged 45, has served as the Chairman of the Supervisory Committee of our Company since August 2006. He is also the Chairman of the Labour Union of ChinaCoal Group and has extensive working experience in the Department of Construction (基建司), Department of Personnel (幹部司) and the General Office (辦公廳) of the Ministry of Coal Industry (煤炭工業部). He joined China National Coal Industry Import and Export Corporation in 1994, and has accumulated experience in enterprise management, team building, human resources development and management. Mr. Du is also the Vice Chairman of the board of directors of the China University of Mining and Technology (中國礦業大學), and a deputy chairman of the committee of China Association for Education of Coal Industry (中國煤炭教育協會). Mr. Du obtained a Bachelor's degree in Mine Construction from Shandong Mining Institute (山東礦業學院) (now known as Shandong Science and Technology University 山東科技大學) in July 1983. He is a senior engineer and enjoys a special governmental allowance granted by the State Council.

ZHOU Litao, aged 46, has served as a Supervisor of our Company since August 2006. Before taking on this office, he is the General Legal Counsel, Director of the Legal Department and senior economist of ChinaCoal Group. Mr. Zhou was the Director of the Legal Department of China National Coal Industry Import and Export Corporation (中國煤炭工業進出口總公司) since July, 1995 and has been the General Legal Counsel from July 2003. Mr. Zhou is familiar with Chinese Civil Law, Commercial Law, International Commercial Principles, and has rich experience in legal matters involving enterprises. He graduated in 1983 from Hubei Institute of Finance (湖北財經學院) (now known as Zhongnan University of Economics and Law (中南財經政法大學) with a Law Degree and is a qualified consultant on enterprise Law. He finished the management science and engineering course for Masters degree student by research in the China University of Mining and Technology (中國礦業大學) in September 2000.

CHEN Xiangshan, aged 50, has been serving as the Employee Representative Supervisor of our Company since August 2006. Prior to joining our Company, Mr. Chen is also the Vice President of China Coal and Coking Holdings Limited. Mr. Chen once held a leading position for substantive periods at Silaogou Mine of Datong Coal Mining Bureau (大同礦務局四老溝礦) as well as in Datong Coal Mining Bureau (大同礦務局). After 1995, he held a leading position at Antaibao Mine of Pingshuo Coal Industry Company and Pingshuo Coal Industry Company, and worked as General Manager of China Coal Products Group Corporation and Assistant General Manager and General Manager of China National Coal Production Technology Development Corporation. Mr. Chen has worked in the coal mining industry for an extensive period, has gained a thorough understanding of coal mining industry and has rich experience in operation and management. He obtained a Master's degree in International Politics from China Communist Party School in July 2000.

Senior Management

The following table sets out certain information regarding the senior management of our Company:

Name	Age	Position
GAO Jianjun	48	Vice President
LI Fuyou	50	Vice President
QI Hegang	47	Vice President
NIU Jianhua	44	Vice President
ZHOU Dongzhou	47	Secretary to the Board and Joint Company Secretary

GAO Jianjun, aged 48, has served as the Vice President of our Company since August 2006. He has been the President Assistant, General Manager of the Department of Enterprise Development and senior engineer of ChinaCoal Group. Before joining ChinaCoal Group in December 1993, he served as an officer in the Human Resources Division and New Technology Promotion Division of the China Coal Research Institute (煤炭科學研究總院人事處) (新技術推廣處); and as a secretary in the General Office of China National Coal Corporation (中國統配煤礦總公司) and the General Office of the Ministry of Coal Industry (煤炭工業部辦公廳). After joining ChinaCoal Group, he has been the director of the human resources department and the enterprise development department of ChinaCoal Group. He became the Assistant to President in March 2005. Mr. Gao has worked in the coal mining industry for an extensive period, has gained a thorough understanding of the coal mining industry, and has developed rich management skills in respect of enterprise development strategies, restructuring and project investment. Mr. Gao obtained a Bachelor's degree in mining from Shandong Mining Institute (山東礦業學院) (now known as Shandong Science and Technology University (山東科技大學)) in 1982 and a Master's degree in engineering from Liaoning University of Engineering and Technology (遼寧工程技術大學) in 1998.

LI Fuyou, aged 50, has served as the Vice President of our Company since August 2006. Before joining our Company, he served as the President Assistant, Director of the Safety Supervisory Bureau and the Director of the Department of Production for ChinaCoal Group, and the Manager of ChinaCoal Group Heilongjiang Branch and Qinhuangdao Branch; Chairman of the Board of China National Coal Industry Qinhuangdao Imp. & Exp. Co., Ltd. (中國煤炭工業秦皇島進出口有限公司). Before he joined ChinaCoal Group in November 1995, he held leading positions at mines including the Hengshan Mine of Jixi Coal Mining Bureau and the Muleng Mine. Mr. Li has been involved in the production, operation and management of coal mining work for an extensive period, and has accumulated rich knowledge of the industry, has over 30 years of operational and management experience in the industry. He graduated in June 1991 from Harbin Normal University specialising in economics management (哈爾濱師範大學). He is a senior engineer and senior economist.

QI Hegang, aged 47, has served as the Vice President of our Company since August 2006. Before joining our Company, he served as the Vice Chief Engineer, Deputy Head, and Head for the Yaoqiao Mine of Datun Coal and Electricity (Group) Limited — Liability Company (大屯煤電(集團)有限責任公司), and the Chief Engineer of Datun Coal and Electricity (Group) Limited — Liability Company (大屯煤電(集團)有限責任公司). Mr. Qi has been involved in the production, operation and management of coal mining work for an extensive period and has developed extensive knowledge of the coal industry. He has over 30 years of operational and management experience in the industry. He graduated from Datun Coal and Electricity (Group) Limited — Liability Company Intermediate Specialized Institute

(大屯煤電(集團)有限責任公司職工中等專科學校) in August 1986. He obtained a Master's degree in Industrial Construction from China University of Mining and Technology (中國礦業大學) in 2005. He is a senior engineer.

NIU Jianhua, aged 44, has served as the Vice President of our Company since August 2006. He was also the President Assistant of ChinaCoal Group and General Manager of the General Office of ChinaCoal Group. Before he joined ChinaCoal Group in August 1999, he served as an officer of the Department of Personnel of China Coal Research Institute of the Ministry of Coal Industry (煤炭工業部煤炭科學研究總院人事處), the Deputy Director of the Technical Personnel Division of the Department of Personnel and Secretary of the General Office of the Ministry of Coal Industry (煤炭工業部人事司技術幹部處). Mr. Niu has worked in this industry for an extensive period, has developed extensive understanding of the industry, and has rich experience in management. Mr. Niu obtained a Bachelor's Degree in Mathematics from Shandong Mining Institute (山東礦業學院) (now known as Shandong Science and Technology University 山東科技大學) in 1984. He is a senior engineer.

ZHOU Dongzhou, aged 47, has served as the Secretary to the Board and the Joint Company Secretary since August 2006. He served as the Deputy General Manager of China Coal Import & Export Company (中國煤炭進出口公司) before joining our Company. He was the foreign affairs officer of China University of Mining and Technology (中國礦業大學), Department of Science and Education of the Ministry of Coal Industry (國家煤炭工業部科技教育司) and the secretary of the General Office of the Ministry of Coal Industry(煤炭工業部辦公廳) and the General Office of State Administration of Coal Industry (國家煤炭工業局). After joining ChinaCoal Group in August 1999, he served as the Manager of the Department of Market Development, the Deputy General Manager of the Coal Trading Division, and the Deputy General Manager of China Coal Import & Export Company (中國煤炭進出口公司). Mr. Zhou obtained a Bachelor's degree in English from China University of Mining and Technology (中國礦業大學) (formerly known as China Institute of Mining and Technology) (中國礦業學院) in July 1982. He also obtained a Master's degree in Engineering from the same university in May 1997.

JOINT COMPANY SECRETARY

WANG Yuanheng, aged 45, has served as the Joint Company Secretary to our Company since August 2006. He was born in Singapore, and is a qualified lawyer in Hong Kong as well as England and Wales. He is a senior consultant in Livasiri & Co. and a senior foreign lawyer in Qiankun Law Firm in Beijing. He has developed expertise in mergers and acquisitions, listing and raising of finance, project finance, international investments and commercial law for more than 10 years. He obtained a Bachelor's degree in Laws from the University of Wales and a Postgraduate Certificate in Laws from University of Hong Kong.

REQUIREMENTS UNDER RULE 8.17 AND RULE 19A.16

Mr. Zhou Dongzhou does not possess the specified qualifications required by Rule 8.17 of the Hong Kong Listing Rules. Given the important role of the company secretary in the corporate governance of a listed issuer, particularly in assisting the listed issuer as well as its directors in complying with the Hong Kong Listing Rules and other relevant laws and regulations, we have the following arrangements:

- Our Company has engaged Mr. Wang Yuanheng, who meets the requirements under Rule 8.17 of the Hong Kong Listing Rules, as a joint company secretary to assist Mr. Zhou so as to enable him

to acquire the relevant experience (required under 8.17(3) of the Hong Kong Listing Rules) to discharge the functions as company secretary of our Company.

- Mr. Wang will be engaged as our joint company secretary for an initial period of three years from the date of listing of the H Shares. As part of this arrangement, Mr. Wang will communicate regularly with Mr. Zhou on matters relating to corporate governance, the Hong Kong Listing Rules as well as others laws and regulations which are relevant to us and our other affairs. Mr. Wang will also assist Mr. Zhou in organizing board meetings and shareholders' meetings of our Company and other matters which are incidental to the duties of company secretary. Mr. Wang is not resident in the PRC but travels to Beijing regularly and can therefore render assistance to Mr. Zhou by regular contact and visits between them.

- Mr. Zhou had participated in a seminar presented by our Hong Kong legal advisers on the ongoing compliance obligations applicable to companies listed on the Hong Kong Stock Exchange. In order to keep Mr. Zhou abreast of his knowledge on the Hong Kong Listing Rules and other applicable laws and regulations, Mr. Zhou will endeavour to attend further relevant training courses on a regular basis, including briefings on the latest changes to the applicable Hong Kong laws and regulations and the Hong Kong Listing Rules organized by our Hong Kong legal advisers and other professional advisers on an invitation basis, as well as seminars organized by the Hong Kong Stock Exchange for PRC issuers from time to time.

- Mr. Zhou will continue to be assisted by our Joint Compliance Advisers, particularly in relation to Hong Kong corporate governance practices and compliance issues and our Hong Kong legal advisers, on matters concerning our ongoing compliance with the Hong Kong Listing Rules and the applicable laws and regulations.

We have applied to the Hong Kong Stock Exchange for, and have been granted, a waiver from strict compliance with the requirements of Rule 8.17 and Rule 19A.16 of the Hong Kong Listing Rules. Upon expiry of the initial three years period, the qualifications of Mr. Zhou will be re-evaluated to determine whether the appointment of Mr. Zhou as our company secretary will satisfy the requirements laid down in Rules 8.17 and 19A.16 of the Hong Kong Listing Rules.

QUALIFIED ACCOUNTANT

Xu Guannan, aged 29, has served as our Qualified Accountant since August 2006. Ms. Xu is employed by us on a full-time basis and is a member of our senior management as required under Rule 3.24 of the Hong Kong Listing Rules. Ms. Xu became a full member of the ACCA on 31 January 2005. Before she joined ChinaCoal Group in 2006, she was responsible for the internal finance and auditing work of Metro Cash & Carry Co., Ltd; the accounting work of the International Business Department of the Chengjian Office of China Construction Bank Beijing Branch; and was the auditor of Beijing Yongtuo Accountants' Firm (北京永拓會計師事務所). Ms. Xu graduated from Jiangxi University of Finance and Economics with a Bachelor of Economics, where she majored in international finance and international accounting.

MANAGEMENT PRESENCE IN HONG KONG: RULE 8.12 AND RULE 19A.15 REQUIREMENTS

According to Rule 8.12 and Rule 19A.15 of the Hong Kong Listing Rules, an issuer must have sufficient management presence in Hong Kong including at least two of the issuer's executive Directors as ordinary residents in Hong Kong. Since the operation of our Company is in the PRC, we do not and, for the

foreseeable future, will not, have management presence in Hong Kong. Currently, all of our executive Directors reside in the PRC. Accordingly, we have applied to the Hong Kong Stock Exchange for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with Rule 8.12 and Rule 19A.15 of the Hong Kong Listing Rules. We have made arrangements to maintain effective communication between us and the Hong Kong Stock Exchange. Both the authorized representatives of our Company, Mr. Peng Yi, Executive Director, and Mr. Zhou Dongzhou, Secretary to the Board and Joint Company Secretary, are PRC residents who will be readily contactable by the Hong Kong Stock Exchange and will be able to meet with the Hong Kong Stock Exchange to discuss any matters in relation to the Company on short notice. Mr. Wang Yuanheng, who is our Joint Company Secretary and resident in Hong Kong, also acts as a channel of communication with the Hong Kong Stock Exchange in addition to our authorized representatives. We believe that Mr. Wang Yuanheng will be in a position to represent our Company. As a Joint Company Secretary of our Company, he will have to familiarize himself with our affairs in order to comply with the obligations imposed on him under the Hong Kong Listing Rules, and he will have sufficient knowledge of our affairs in order to fulfill his responsibilities as an additional channel of communication with the Hong Kong Stock Exchange. We also have one independent non-executive Director (namely, Peng Ru Chuan) who is ordinarily resident in Hong Kong. In addition, we have agreed to retain CICC (HK) and Citigroup as our Joint Compliance Advisers which will serve as our further channel of communication with the Hong Kong Stock Exchange for the period from the Listing Date to the date when we mail our annual reports to our shareholders for the first full financial year immediately after our listing.

EMPLOYEES

Please refer to "Business — Employees".

BOARD COMMITTEES

We have established the following four committees in our Board of Directors: an audit committee, a remuneration committee, a strategy planning committee and a safety, health and environmental committee. The committees operate in accordance with terms of reference established by our Board of Directors.

Audit Committee. We have established an audit committee in compliance with the Code on Corporate Governance Practices as set out in Appendix 14 to the Hong Kong Listing Rules. The primary duties of the audit committee are to review and supervise our financial reporting process. All members of the audit committee are appointed by the Board. The audit committee currently consists of four Directors, namely, Zhang Ke, Gao Shangquan, Peng Ru Chuan and Zhang Baoshan. Zhang Ke currently serves as the chairman of our audit committee.

The responsibilities of our audit committee after the completion of the Global Offering will include, among others:

- appointing and overseeing the work of our independent auditors and pre-approving all non-audit services to be provided by our independent auditors;
- reviewing our annual and interim financial statements, earnings releases, critical accounting policies and practices used to prepare financial statements, alternative treatments of financial information, the effectiveness of our disclosure controls and procedures and important trends and developments in financial reporting practices and requirements;

- reviewing the planning and staffing of internal audits, the organization, responsibilities, plans, results, budget and staffing of our internal audit team and the quality and effectiveness of our internal controls;

- reviewing our risk assessment and management policies; and

- establishing procedures for the treatment of complaints received by us regarding accounting, internal accounting controls, auditing matters, potential violations of law and questionable accounting or auditing matters.

We believe that the composition and functioning of our audit committee following the completion of the global offering will comply with the applicable requirements of the Hong Kong Stock Exchange. We intend to comply with future requirements to the extent they become applicable to us.

Remuneration Committee. We have established a remuneration committee in compliance with the Corporate Governance Code as set out in Appendix 14 to the Hong Kong Listing Rules. The primary duties of the remuneration committee are to formulate the training and compensation policies and to determine and manage the compensation of our senior management. The remuneration committee currently consists of four Directors, namely, Peng Ru Chuan, Zhang Ke, Li Yanmeng and Peng Yi. Peng Ru Chuan currently serves as the chairman of our renumeration committee. The responsibilities of our remuneration committee include, among others:

- approving and overseeing the total compensation package for our executive officers, evaluating the performance of and determining and approving the compensation to be paid to our senior management;

- reviewing and making recommendations to our Board of Directors with respect to Director compensation, including equity-based compensation;

- administering and periodically reviewing and making recommendations to our board of directors regarding the long-term incentive compensation or equity plans made available to our Directors, employees and consultants; and

- reviewing and making recommendations to our Board of Directors regarding executive compensation philosophy, strategy and principles and preparing annual reports on the compensation of our senior management.

Strategic Planning Committee. We have established a strategic planning committee whose primary duties are to formulate our overall development plans and investment decision-making procedures. The strategic planning committee currently consists of six Directors, namely, Jing Tianliang, Gao Shangquan, Li Yanmeng, Wu Rongkang, Zhang Baoshan and Yang Lieke. Jing Tianliang currently serves as the chairman of our strategic planning committee. The responsibilities of our strategic planning committee include, among others:

- reviewing our long-term development strategies;

- reviewing major issues affecting our development; and

- reviewing significant capital expenditure, investment and financing projects that require approval of our Board.

Safety, Health and Environmental Committee. We have established a safety, health and environmental committee, whose primary duties are to ensure that appropriate performance targets and benchmarks are in place for our health, safety and environmental obligations, as well as to monitor potential liabilities, changes in regulations, community expectations and technological changes which relate to safety, health and environmental issues. The safety, health and environment committee currently consists of three Directors, namely, Wu Rongkang, Zhang Baoshan, and Yang Lieke. Wu Rongkang currently serves as the chairman of our safety, health and environmental committee.

COMPENSATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

We were incorporated on 22 August 2006. Prior to that, we did not exist as an independent legal entity and our operations were conducted by ChinaCoal Group. The compensation information set forth below for our Directors, Supervisors and various other employees, insofar as it relates to periods prior to our incorporation, is stated at historical amounts as if our current structure had been in existence throughout the relevant periods.

Our Directors, Supervisory Committee Member and senior management receive compensation in the form of salaries, bonuses, housing allowances and other benefits-in-kind, including our contribution to the pension plan on their behalf. The aggregate fees and compensation paid to our Directors, Supervisory committee and senior management in the years ended 31 December 2003, 2004 and 2005 were approximately RMB2.28 million, RMB3.15 million and RMB4.48 million, respectively. As required by PRC regulations, we participate in various defined contribution pension funds organized by provincial and municipal governments for our employees, including the employees who are also Directors, Supervisory Committee Member, and management personnel. Our Company contributed RMB0.18 million for our Directors, Supervisory Committee Members, and senior management in the year ended 31 December 2005. The aggregate amount of compensation we paid to our five highest paid individual employees during the year ended 31 December 2005 was approximately RMB2.61 million. Under the existing arrangements currently in force, the aggregate remuneration payable to and benefits-in-kind received by our Directors (including five independent non-executive Directors) and Supervisory Committee Members, in respect of the year ending 31 December 2006 are estimated to be approximately RMB2.54 million (including RMB0.48 million received by our independent non-executive Directors) and RMB1.15 million, respectively.

LONG TERM INCENTIVE PLAN

In order to incentivize and reward the management and other key employees of our Company, our Board and the shareholders intend to adopt a long-term incentive plan, which will be implemented after obtaining all applicable approvals.

As of the date of this Prospectus, the entire issued share capital of our Company is beneficially owned by ChinaCoal Group as follows:

Name	Number of domestic shares	Voting power
ChinaCoal Group	8,000,000,000	100.00%

Immediately following the completion of the Global Offering (but without taking into account the Shares which may be taken up pursuant to the Global Offering and assuming that the Over-allotment Option is not exercised), we expect that the only party interested in 10% or more of the voting power at any of our shareholders' general meeting will be:

Name	Shares	Voting power
ChinaCoal Group	7,675,363,000 Domestic Shares	68.25%

If the Over-allotment Option is exercised in full, ChinaCoal Group will own 65.00% of our total Shares then in issue.

None of our Directors or Supervisors is a legal or beneficial owner of any of our Shares. We are not aware of any arrangement currently in place which may at a subsequent date result in a change of control of our Company.

For more information on ChinaCoal Group, see "Restructuring" and "Relationship with ChinaCoal Group".

As of the date of this Prospectus, the registered capital of our Company is RMB8,000,000,000 divided into 8,000,000,000 Domestic Shares of nominal value of RMB1.00 each.

Immediately upon completion of the Global Offering but without taking into account the exercise of the Over-allotment Option, our share capital will be as follows:

	Number of Shares	Percentage of share capital then in issue
Issued and to be issued, fully paid or credited as fully paid:		
Domestic Shares in issue (shares held by ChinaCoal Group)	7,675,363,000	68.25%
H Shares under the Global Offering	3,246,374,000	28.87%
H Shares held by NSSF	324,637,000	2.88%
	11,246,374,000	100.00%

Assuming (1) the Over-allotment Option is exercised in full; and (2) NSSF continues to hold the H Shares (converted from Domestic Shares) transferred to it by ChinaCoal Group up to the time of exercise of the Over-allotment Option, our share capital will be as follows:

	Number of Shares	Percentage of share capital then in issue
Issued and to be issued, fully paid or credited as fully paid:		
Domestic Shares in issue (shares held by ChinaCoal Group)	7,626,667,000	65.00%
H Shares under the Global Offering	3,733,330,000	31.82%
H Shares held by NSSF	373,333,000	3.18%
	11,733,330,000	100.00%

Our Shares

Upon completion of the Global Offering, Domestic Shares and H Shares are both ordinary shares in our share capital. However, subject to the exception stipulated by PRC law, H Shares may only be subscribed for by, and traded in Hong Kong dollars between, legal or natural persons of Hong Kong, Macau, China Taiwan or any country or region other than the PRC. Domestic Shares, on the other hand, may only be subscribed for by, and traded between, legal and natural persons or other qualified entities of the PRC (other than Hong Kong, Macau and China Taiwan) and must be subscribed for and traded in Renminbi. All cash dividends in respect of H Shares are to be paid by our Company in Hong Kong dollars whereas all dividends in respect of Domestic Shares are to be paid by our Company in Renminbi. In addition to cash, dividends may be distributed in the form of Shares. Any distribution of Shares, however, must be approved by special resolution of the shareholders. For holders of H Shares, dividends in the form of Shares will be distributed in the form of additional H Shares. For holders of Domestic Shares, dividends in the form of Shares will be distributed in the form of additional Domestic Shares.

Except as described above and in relation to the despatch of notices and financial reports to shareholders, dispute resolution, registration of shares on different parts of the register of shareholders, the method of share transfer and the appointment of dividend receiving agents, which are all provided for in the Articles of Association and summarized in "Appendix IX - Summary of Articles of Association", the Domestic Shares and the H Shares will rank pari passu with each other in all respects and, in particular, will

rank equally for all dividends or distributions declared, paid or made after the date of this Prospectus. However, the transfer of Domestic Shares is subject to such restrictions as PRC law may impose from time to time.

Under our articles of association, any change or abrogation of the rights of class shareholders should be approved by way of a special resolution of the general meeting of shareholders and by a separate meeting of shareholders convened by the affected class shareholders. However, as provided in our articles of association, the procedures for the approval by separate class shareholders shall not apply:

(i) where we issue, upon approval by a special resolution of our shareholders in a general meeting, either separately or concurrently every twelve months, not more than 20% of each of the existing issued Domestic Shares and H Shares; or

(ii) where our plan to issue A shares and H Shares on establishment is implemented within fifteen months from the date of approval by the securities regulatory authorities of the State Council; or

(iii) upon the transfer of our Domestic Shares by the holders of our Domestic Shares to overseas investors and the listing and trading of such transferred shares on an overseas stock exchange provided that the transfer and trading of such transferred shares shall have obtained the approval of the authorized securities approval authorities of the State Council, including the CSRC.

We have not approved any share issue plan other than the Global Offering as of the date of this Prospectus.

We have given certain undertakings in respect of the issuance of the H Shares and other securities. See "Underwriting".

TRANSFER OF OUR DOMESTIC SHARES FOR LISTING AND TRADING ON THE HONG KONG STOCK EXCHANGE

According to the stipulations by the State Council securities regulatory authority and our articles of association, the holders of our Domestic Shares may transfer our Domestic Shares to overseas investors, and such transferred shares may be listed or traded on an overseas stock exchange provided that the transfer and trading of such transferred shares shall have obtained the approval by the State Council securities regulatory authorities, including the CSRC. In addition, such transfer shall have completed any requisite internal approval process and complied with the regulations prescribed by the State Council securities regulatory authorities and the regulations, requirements and procedures prescribed by the relevant stock exchange. No approval by separate class meeting is required for the listing and trading of such transferred shares on an overseas stock exchange.

In this regard, if any holder of our Domestic Shares is to transfer its Domestic Shares to overseas investors and for listing and trading on the Hong Kong Stock Exchange, such transfer and conversion will need to obtain the approval of the relevant PRC regulatory authorities, including the CSRC. The listing of such converted shares on the Hong Kong Stock Exchange will also need to obtain the approval of the Hong Kong Stock Exchange.

Based on the procedures for the transfer and conversion of our Domestic Shares into H Shares as disclosed below, we can apply for the listing of all or any portion of our Domestic Shares on the Hong Kong Stock Exchange as H Shares in advance of any proposed transfer to ensure that the transfer process can be

completed promptly upon notice to the Hong Kong Stock Exchange and delivery of shares for entry on the H Share register. As any listing of additional Shares after our initial listing on the Hong Kong Stock Exchange is considered by the Exchange to be a purely administrative matter, the Hong Kong Stock Exchange has advised us that it does not require such prior application for listing at the time of our initial listing in Hong Kong. The relevant procedural requirements for the transfer and conversion of our Domestic Shares to H Shares are:

(1) The holder of Domestic Shares is to obtain the requisite approval of CSRC or the authorized securities approval authorities of the State Council for the transfer of all or part of its Domestic Shares into H Shares.

(2) The holder of Domestic Shares is to issue to us a removal request in respect of a specified number of Shares attaching the relevant documents of title.

(3) Subject to obtaining the approval of our board of directors, we would then issue a notice to our H Share registrar with instructions that, with effect from a specified date, our H Share registrar is to issue the relevant holders with H Share certificates for such specified number of Shares.

(4) Such specified number of Domestic Shares to be transferred to H Shares are then re-registered on our H Share register maintained in Hong Kong on the condition that:

(a) our H Share registrar lodges with the Hong Kong Stock Exchange a letter confirming the proper entry of the relevant shares on the H Share register and the due dispatch of share certificate; and

(b) the admission of the H Shares (converted from Domestic Shares) to trade in Hong Kong will comply with the Hong Kong Listing Rules and the General Rules of CCASS and CCASS Operational Procedures in force from time to time.

(5) Upon completion of the transfer and conversion, the shareholding of the relevant holder of Domestic Shares in our domestic share register will be reduced by such number of Domestic Shares transferred and the number of H Shares in the H Share register will correspondingly increase by the same number of Shares.

(6) We will comply with the Hong Kong Listing Rules to inform shareholders and the public by way of an announcement of such fact not less than three days prior to the proposed effective date.

Upon completion of the Global Offering, ChinaCoal Group will be subject to the following regulatory transfer restrictions:

- Under the PRC Company Law, Shares which have been issued before we publicly issue Shares are prevented from being transferred within one year from the date of listing on a stock exchange.

- Under the Hong Kong Listing Rules, ChinaCoal Group as our controlling shareholder is prevented from, amongst others (i) disposing of or agreeing to dispose any of our Shares for a period of six months from the date of listing on the Hong Kong Stock Exchange; and (ii) during a period of six months thereafter, disposing of or agreeing to dispose of any of our Shares if, immediately after such disposition, they would respectively cease to be our controlling shareholder.

TRANSFER OF SHARES TO NSSF

According to relevant State policy of the PRC, shareholders who hold State-owned shares are generally required to reduce their shares in an amount of 10% of the entire offering in any overseas public offering and either remit the sale proceeds of such shares to NSSF or transfer such shares to NSSF for retention. Pursuant to the approvals of the relevant PRC authorities, ChinaCoal Group is required to transfer to NSSF such number of Domestic Shares as shall be equivalent to 10% of the number of Offer Shares. These Domestic Shares will be converted into H Shares on a one-for-one basis upon the listing of the H Shares on the Hong Kong Stock Exchange and will be held by NSSF immediately thereafter. Such share transfer to NSSF was one of the conditions of obtaining the necessary PRC regulatory approvals for the Global Offering.

Upon completion of the Global Offering, NSSF will hold approximately 324,637,000 H Shares, representing approximately 2.88% of our total issued share capital, if the Over-allotment Option is not exercised, or 373,333,000 H Shares, representing 3.18% of our total issued share capital if the Over-allotment Option is exercised in full. These H Shares will not constitute any part of the Offer Shares. Neither ChinaCoal Group nor our Company will receive any proceeds from the transfer by ChinaCoal Group to NSSF of such Shares or any subsequent disposal of such H Shares by NSSF.

As advised by our PRC legal adviser, Jia Yuan Law Firm:

- the aforesaid transfer is mandated by the relevant PRC authorities in accordance with the State policy and neither ChinaCoal Group nor our Company has any influence over the decision;
- both the aforesaid transfer and conversion, and the retention of H Shares by NSSF following completion of the Global Offering, have been approved by the relevant PRC authorities and are in compliance with the relevant PRC law;
- the H Shares to be held by NSSF upon completion of the Global Offering shall not be subject to any lock-up under the PRC Company Law; and
- there is no legal restriction on NSSF to transfer or dispose of such H Shares following the listing of the H Shares.

FUTURE PLANS

See "Business — Our business strategies" for a detailed description of our Company's future plans.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the Global Offering of approximately HK$11.3 billion, assuming that the Over-allotment Option is not exercised, after deducting the underwriting commissions and other estimated offering expenses payable by us and assuming an initial public Offer Price of HK$3.625 per H Share, being the mid-point of the indicative Offer Price range set forth on the cover page of this Prospectus. We intend to use these net proceeds for the following purposes:

- A maximum of 65.0%, or approximately RMB7.4 billion (equivalent to approximately HK$7.3 billion), is expected to be used primarily for the construction of future open pit mines and underground mines, related coal processing plants and dedicated railways planned for development in our Pingshuo Mining Area. Of this total amount, we plan to use RMB6.3 billion for the construction of mines, RMB0.7 billion for the construction of coal processing plants and RMB0.4 billion for the construction of dedicated railways;

- A maximum of 25.0%, or approximately RMB2.8 billion (equivalent to approximately HK$2.8 billion), is expected to be used to repay bank loans. The relevant bank loans mainly are borrowings from four PRC commercial banks and their maturity dates range from 1 January 2007 to 20 November 2015. In addition, the annual interest rates of these bank loans range from 4.93% to 6.12%. These loans are used as working capital and for the construction of the Antaibao Mines and the Anjialing Mines; and

- the remaining balance to fund our working capital.

To the extent that the net proceeds of the Global Offering derived from unused capital are not immediately applied to the above purposes, we intend to deposit the proceeds in interest-bearing bank accounts, such as short-term savings accounts or basic short-term money market funds, with licensed commercial banks and/or authorized financial institutions in Hong Kong or China.

In the event that the Over-allotment Option is exercised in full, we estimate that we will receive net proceeds from the sale of these additional Offer Shares of approximately HK$1.7 billion, after deducting the underwriting commissions and other estimated offering expenses payable by us and assuming the same initial public Offer Price as stated above. We intend to use these net proceeds to expand and upgrade our coal mines and coal processing plants.

In the event that the Offer Price is set at the high-end of the proposed Offer Price range and the Over-allotment Option is not exercised at all, our Company will receive net proceeds of approximately HK$12.6 billion. The additional net proceeds of approximately HK$1.3 billion will be used to develop our coal production facilities and ancillary facilities. In the event that the Offer Price is set at the high end of the proposed Offer Price range and the Over-allotment Option is exercised in full, our Company will receive net proceeds of approximately HK$14.5 billion and the additional net proceeds of approximately HK$1.9 billion arising from the exercise of the Over-allotment Option will be used in the construction of our coal production facilities and related ancillary facilities.

In the event that the Offer Price is set at the low end of the proposed Offer Price range and the Over-allotment Option is not exercised at all, our Company will receive net proceeds of approximately HK$9.9 billion. Under such circumstances, the net proceeds allocated to working capital will be reduced. In the event that the Offer Price is set at the low-end of the proposed Offer Price range and the Over-allotment Option is exercised in full, our Company will receive net proceeds of approximately HK$11.4 billion. The additional net proceeds of approximately HK$1.5 billion (when compared to the net proceeds to our Company with the Offer Price being determined at the low end of the stated range and assuming the Over-allotment Option is not exercised) will be used in the construction of our coal production facilities and related ancillary facilities.

THE STRATEGIC PLACING

As part of the International Offering, the Joint Global Coordinators and we have entered into a strategic placing agreement with First Reserve Corporation, FR XI Offshore AIV, L.P., being a private equity fund managed by First Reserve Corporation ("First Reserve Fund" and together with First Reserve Corporation, "First Reserve") and AMCI Capital L.P. ("AMCI") who, by joining each other and becoming our strategic investors, will subscribe for our H Shares at the Offer Price as follows:

(i) First Reserve Fund will subscribe for such number of H Shares that may be purchased with U.S.$100 million; and

(ii) AMCI will subscribe for such number of H Shares that may be purchased with U.S.$25 million.

If either of First Reserve Fund and AMCI fails to subscribe for the relevant number of H Shares under the strategic placing agreement, the other will be required to subscribe for all the H Shares covered by the strategic placing agreement.

Assuming an Offer Price of HK$3.625 (being the mid-point of the indicative Office Price range set forth on the cover page of this Prospectus) and using the exchange rate of HK$7.80 to U.S.$1.00, the total numbers of H Shares subscribed by First Reserve Fund and AMCI would be approximately 215,172,000 and 53,793,000 H Shares, respectively, which represent approximately 1.9% and 0.5%, respectively, of our issued and outstanding share capital, or approximately 6.6% and 1.7%, respectively, of the Offer Shares outstanding upon completion of the Global Offering (assuming the Over-allotment Option is not exercised). Each of First Reserve Fund and AMCI is permitted to subscribe for the relevant number of H Shares through a wholly-owned investment vehicle.

First Reserve Corporation is a global private equity firm headquartered in the U.S. which has expertise in strategic business planning, particularly in the energy sector. Founded in 1983, First Reserve Corporation is one of the oldest and largest private equity firms which specializes in the energy industry. By utilizing its broad base of specialized industry knowledge, First Reserve Corporation actively pursues building a broadly diversified global investment portfolio of companies involved in various sectors of the energy industry. Since 1992, First Reserve Corporation has raised over U.S.$12.7 billion for its funds. Under the strategic placing agreement, First Reserve Corporation has undertaken that it will continue to be the investment manager of First Reserve Fund so long as First Reserve Fund or its wholly-owned subsidiary holds any of our H Shares. First Reserve Fund is a limited partnership organized in the Cayman Islands for the purpose of private equity investment.

AMCI is managed by Hans Mende and Fritz Kundrun, the founders and sole shareholders of American Metals & Coal International, Inc., a global coal and resources company headquartered in the U.S. which has expertise in strategic business planning, particularly in the coal sector. Since 1986, American Metals & Coal International, Inc. has developed a significant volume of coal production, processing, transport and logistics assets in the U.S., Australia, Europe, South America, South Africa and China. It also specializes in investing in the coal, steel raw material supply and related infrastructure industries.

First Reserve and American Metals & Coal International, Inc. have jointly reviewed and invested in a number of coal-related businesses, including Alpha Natural Resources Inc., Foundation Coal Holdings Inc. and several mines in Australia's central Queensland. Recently, First Reserve and American Metals & Coal International, Inc. have jointly bought a minority stake in a Czech coal producer, OKD AS.

Each of First Reserve Corporation, First Reserve Fund and AMCI is an independent third party not connected with our Company.

We believe that First Reserve's and AMCI's interest in us, together with their expertise in strategic planning and coal industry related operations, will help our continuing development in the coal and energy industry. Through our strategic relationship with First Reserve and AMCI, we intend to further raise our profile in the international markets, explore potential business opportunities worldwide and enhance our ability in formulating global business strategies.

Conditions Precedent

The subscription obligations of First Reserve Fund and AMCI are conditional upon the Underwriting Agreements being entered into and having become effective and unconditional.

Areas of Cooperation

If and when opportunities present themselves in the future, First Reserve and we may explore further cooperation. First Reserve has agreed to provide strategic advice to our Company on areas including strategic planning, business development, investment opportunities, international marketing, production safety, efficiency improvement and management issues. Pursuant to a strategic advisory agreement entered into between First Reserve and our Company dated 7 November 2006, First Reserve has agreed to provide such advisory services upon our reasonable request. The strategic advisory agreement will become effective upon completion of the Global Offering (including the strategic and corporate placings) and either party may terminate such agreement by notice upon and following the earlier of: (i) the fifth anniversary of the date of such agreement; and (ii) the date on which First Reserve Fund and its wholly-owned subsidiaries cease to hold at least 50% of their aggregate shareholding in our Company as of the Listing Date. An annual fee in the amount of U.S.$10,000 plus such additional amounts as reasonably agreed by the parties based on the advisory services rendered will be payable by our Company. In order to enable First Reserve to provide the advisory services effectively under the strategic advisory agreement, First Reserve will in some circumstances, subject to applicable law and regulatory rules, be given access to information regarding our Company's affairs.

Restrictions on Disposals by the Strategic Investors

Each of First Reserve Fund and AMCI has agreed that, without the prior written consent of us and the Joint Global Coordinators, and save as provided in the strategic placing agreement:

- it will not for a period of 18 months following the Listing Date (the "Lock-up Period") dispose of any H Shares subscribed for pursuant to the strategic placing agreement, other than transfers to any of its wholly-owned subsidiaries and on the basis that the transferee will be subject to the same restrictions on disposals as those imposed on the subscriber of such H Shares pursuant to the strategic placing agreement; and

- after the Lock-up Period, it shall first notify us before the disposal of any H Shares subscribed by it pursuant to the strategic placing agreement, and it shall use all reasonable endeavours to ensure that any such disposal will not create a disorderly or false market for the H Shares.

For the above purpose, "dispose of" means, in respect of any H Shares (and any other securities derived from the H Shares pursuant to any rights issue, capitalization issue, capital reorganization or

otherwise), offering, pledging, charging, selling, mortgaging, lending, creating, transferring or otherwise disposing of any legal or beneficial interest (including by the creation of or an agreement to create or selling or granting or agreeing to sell or grant any option or contract to purchase or any warrant or right to purchase) in the H Shares or any securities convertible into or exercisable or exchangeable for such H Shares, or contracting to do so, whether directly or indirectly, or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences or incidents of ownership of such H Shares or securities, whether any of the foregoing transactions is to be settled by delivery of H Shares or such other securities, cash or otherwise.

The Lock-up Period will early expire if ChinaCoal Group sells any of its Shares in the share capital of our Company after the Global Offering, save as pursuant to the Over-allotment Option, the issue of new Shares by our Company for public offering or as required by any relevant PRC laws and regulations.

CORPORATE INVESTORS

The Corporate Placing

On 29 November 2006, as part of the International Offering, we have entered into corporate placing agreements with a number of corporate investors (the "Corporate Investors") who in aggregate have agreed to subscribe at the Offer Price for such number of Offer Shares that may be purchased with an aggregate of U.S.$250 million. Assuming an Offer Price of HK$3.625 (being the mid-point of the indicative Offer Price range set forth on the cover page of this Prospectus) and using the exchange rate of HK$7.80 to U.S.$1.00, the total number of H Shares subscribed by the Corporate Investors would be approximately 537,930,000 H Shares, which represent approximately 4.8% of the Shares issued and outstanding upon completion of the Global Offering or 16.6% of the Offer Shares outstanding upon completion of the Global Offering (assuming the Over-allotment Option is not exercised). Each of the Corporate Investors is an independent third-party not connected with our Company. The Offer Shares to be subscribed for by the Corporate Investors will not be affected by any reallocation of the Offer Shares between the International Offering and the Hong Kong Public Offering in the event of over-subscription under the Hong Kong Public Offering as described in "Structure of the Global Offering — The Hong Kong Public Offering".

Our Corporate Investors

A brief description of our Corporate Investors is as follows:

Cheung Kong (Holdings) Limited

Ideal Offer Limited has agreed to subscribe for such number of H Shares (rounded down to the nearest whole board lot of 1,000 H Shares) as may be purchased with U.S.$50 million at the Offer Price. Assuming an IPO Price of HK$3.625 (being the mid-point of the indicative Offer Price range set forth on the cover page of this Prospectus) and using the exchange rate of HK$7.80 to U.S.$1.00, the total number of H Shares that Ideal Offer Limited will subscribe for would be approximately 107,586,000 H Shares, which represent approximately 1.0% of the Shares outstanding upon completion of the Global Offering or 3.3% of the Offer Shares outstanding upon completion of the Global Offering (assuming the Over-allotment Option is not exercised).

Ideal Offer Limited is an indirect wholly-owned subsidiary of Cheung Kong (Holdings) Limited. Cheung Kong (Holdings) Limited is a company listed on the Main Board of the Hong Kong Stock Exchange,

and its principal activities are investment holding, property development and investment, hotel and serviced suite operation, property and project management and investments in securities.

China Life Insurance (Group) Company

China Life Insurance (Group) Company has agreed to subscribe for such number of H Shares (rounded down to the nearest whole board lot of 1,000 H Shares), which may be purchased with U.S.$50 million at the Offer Price. Assuming an Offer Price of HK$3.625 (being the mid-point of the indicative Offer Price range set forth on the cover page of this Prospectus) and using the exchange rate of HK$7.80 to U.S.$1.00, the total number of H Shares that China Life Insurance (Group) Company will subscribe for would be approximately 107,586,000 H Shares, which represent approximately 1.0% of the Shares outstanding upon completion of the Global Offering or 3.3% of the Offer Shares outstanding upon completion of the Global Offering (assuming the Over-allotment Option is not exercised).

China Life Insurance (Group) Company, headquartered in Beijing, is a large state-owned financial and insurance enterprise. The subsidiaries of China Life Insurance (Group) Company include China Life Insurance Company Limited (a company listed on the Hong Kong Stock Exchange and the New York Stock Exchange), China Life Insurance Asset Management Company Limited and China Life Insurance (Overseas) Company Limited. China Life Insurance (Group) Company and its subsidiaries constitute one of the largest commercial insurance groups in Mainland China. China Life Insurance (Group) Company has been a Global Fortune 500 company since 2003. Apart from strengthening and developing life insurance and related asset management business through its subsidiaries, China Life Insurance (Group) Company focuses on capital management and new business development.

Chow Tai Fook Nominee Limited

Chow Tai Fook Nominee Limited has agreed to subscribe for such number of H Shares (rounded down to the nearest whole board lot of 1,000 H Shares) which may be purchased with U.S.$50 million at the Offer Price. Assuming an Offer Price of HK$3.625 (being the mid-point of the indicative Offer Price range set forth on the cover page of this Prospectus) and using the exchange rate of HK$7.80 to U.S.$1.00, the total number of H Shares that Chow Tai Fook Nominee Limited will subscribe for would be approximately 107,586,000 H Shares, which represent approximately 1.0% of the Shares outstanding upon completion of the Global Offering or 3.3% of the Offer Shares outstanding upon completion of the Global Offering (assuming the Over-allotment Option is not exercised).

Chow Tai Fook Nominee Limited is a company incorporated in Hong Kong and is principally engaged in the investment holding business. It is wholly and beneficially owned by Dato Dr. Cheng Yu Tung.

CITIC Pacific Limited and Mr. Larry Yung Chi Kin

Cranwin Investments Ltd and Silver Lead Enterprises Corp. have each agreed to subscribe for such number of H Shares (rounded down to the nearest whole board lot of 1,000 shares) which may be purchased with U.S.$25 million at the Offer Price. Assuming an offer price of HK$3.625 (being the mid-point of the indicative Offer Price range set forth on the cover page of this Prospectus) and using the exchange rate of HK$7.80 to U.S.$1.00, the total number of H Shares that Cranwin Investments Ltd and Silver Lead Enterprises Corp. will each subscribe for would be approximately 53,793,000 H Shares, which represent approximately 0.5% of the Shares outstanding upon completion of the Global Offering or 1.7% of the

Offer Shares outstanding upon completion of the Global Offering (assuming the Over-allotment Option is not exercised).

Cranwin Investments Ltd and Silver Lead Enterprises Corp. are companies incorporated in the British Virgin Islands. Cranwin Investments Ltd is a wholly-owned subsidiary of CITIC Pacific Limited and Silver Lead Enterprises Corp. is wholly-owned by Mr. Larry Yung Chi Kin, who has entered into the corporate placing agreement as the controlling shareholder of Silver Lead Enterprises Corp.

CITIC Pacific Limited is listed on the Hong Kong Stock Exchange. The main businesses of CITIC Pacific Limited include steel manufacturing, property development and investment, power generation, aviation, tunnels, communications and distribution of motor vehicles and consumer products. Mr. Larry Yung Chi Kin is the chairman of CITIC Pacific Limited.

Shau Kee Financial Enterprises Limited

Futec Limited has agreed to subscribe for such number of H shares (rounded down to the nearest whole board lot of 1,000 shares) which may be purchased with U.S.$50 million at the Offer Price. Assuming an Offer Price of HK$3.625 (being the mid-point of the indicative price range set forth on the cover page of this Prospectus) and using the exchange rate of HK$7.80 to U.S.$1.00, the total number of H shares that Futec Limited will subscribe for would be approximately 107,586,000 H Shares, which represent approximately 1.0% of the Shares outstanding upon completion of the Global Offering or 3.3% of the Offer Shares outstanding upon completion of the Global Offering (assuming the Over-allotment Option is not exercised).

Futec Limited is a private company incorporated in the British Virgin Islands and is indirectly wholly-owned by Shau Kee Financial Enterprises Limited which in turn is wholly-owned by Lee Financial (Cayman) Limited, of which Dr. Lee Shau Kee is a substantial shareholder.

Conditions Precedent

The subscription obligation of each Corporate Investor is conditional upon the Underwriting Agreements being entered into and having become effective and unconditional.

Restriction on the Corporate Investors' Investment

Each of the Corporate Investors has agreed that, without the prior written consent of the Company and the Joint Global Coordinators, it will not, whether directly or indirectly, at any time during the period of twelve months following the Listing Date, dispose of any H Shares subscribed pursuant to the corporate placing agreement (or any interest in any company or entity holding any of the H Shares), other than transfer to any of its wholly-owned subsidiaries (or for Ideal Offer Limited, the wholly-owned subsidiary of Cheung Kong (Holdings) Limited), and such transfer can only be made when the transferee agrees to be subject to the restrictions on disposal imposed on such Corporate Investor.

HONG KONG UNDERWRITERS

Joint Lead Managers
(in alphabetical order)

China International Capital Corporation (Hong Kong) Limited

Citigroup Global Markets Asia Limited

Morgan Stanley Dean Witter Asia Limited

Co-Lead Managers
(in alphabetical order)

BOCI Asia Limited

ICEA Capital Limited

Sun Hung Kai International Limited

Co-Managers
(in alphabetical order)

CCB International Capital Limited

First Shanghai Securities Limited

Guotai Junan Securities (Hong Kong) Limited

Tai Fook Securities Company Limited

UNDERWRITING ARRANGEMENTS AND EXPENSES

Hong Kong Public Offering

Hong Kong Underwriting Agreement

Pursuant to the Hong Kong Public Offering, our Company is offering the Hong Kong Public Offer Shares for subscription on, and subject to, the terms and conditions of this Prospectus and the Application Forms. Subject to the Listing Committee of the Hong Kong Stock Exchange granting listing of, and permission to deal in, the H Shares to be offered pursuant to the Global Offering as mentioned herein and to certain other conditions set out in the Hong Kong Underwriting Agreement, the Hong Kong Underwriters have agreed severally and not jointly to subscribe or procure subscribers for the Hong Kong Public Offer Shares which are being offered but are not taken up under the Hong Kong Public Offering on the terms and conditions of this Prospectus, the Application Forms and the Hong Kong Underwriting Agreement.

The Hong Kong Underwriting Agreement is conditional upon and subject to the International Underwriting Agreement having been signed and becoming unconditional.

Grounds for termination

The obligations of the Hong Kong Underwriters to subscribe or procure subscribers for the Hong Kong Public Offer Shares under the Hong Kong Underwriting Agreement are subject to termination, if, at any time prior to 8:00 a.m. on the day that trading in the H Shares commences on the Hong Kong Stock Exchange:

(a) there develops, occurs, exists or comes into force:

(i) any new law or regulation or any change in existing law or regulation, or any change in the interpretation or application thereof by any court or other competent authority of Hong Kong, the PRC, the United States, the United Kingdom and Japan (each a "Relevant Jurisdiction"); or

(ii) any change or development involving a prospective change or development in local, national, regional or international equity securities, financial, political, military, industrial, economic, currency market, fiscal or regulatory or market conditions (including, without limitation, conditions in stock and bond markets and money and foreign exchange markets and inter-bank markets) in or affecting any Relevant Jurisdiction; or

(iii) any event or series of events in the nature of force majeure (including, without limitation, acts of government, strikes, lock-outs, mining accidents involving fire and/or explosion, flooding, civil commotion, acts of war, acts of terrorism (whether or not responsibility has been claimed) or acts of God) in or affecting any Relevant Jurisdiction; or

(iv) any outbreak or escalation of hostilities (whether or not war is or has been declared) or other state of emergency or calamity or wide-spread epidemic or political or social crisis in or affecting any Relevant Jurisdiction; or

(v) (A) any suspension or limitation on trading in shares or securities generally on the Hong Kong Stock Exchange, the New York Stock Exchange, the London Stock Exchange or the Tokyo Stock Exchange or (B) a general moratorium on commercial banking activities in Hong Kong, New York, London, Japan or the PRC declared by the relevant authorities, or a material disruption in commercial banking activities or foreign exchange trading or securities settlement or clearance services in or affecting any Relevant Jurisdiction; or

(vi) any change or prospective change in taxation or exchange controls, currency exchange rates or foreign investment regulations in any Relevant Jurisdiction adversely affecting an investment in the H Shares; or

(vii) any material litigation or claim being threatened or instigated against the Company or any of its subsidiaries,

and which, in any such case and in the sole opinion of the Joint Global Coordinators (for themselves and on behalf of the other Hong Kong Underwriters),

(A) is or will be or is likely to be materially adverse to the business or financial or trading position or prospects of the Company or its subsidiaries; or

(B) has or will have or is likely to have a material adverse effect on the success of the Global Offering or the level of Offer Shares being applied for or accepted or the distribution of Offer Shares and/or make it impracticable or inadvisable for any

material part of the Hong Kong Underwriting Agreement, the Hong Kong Public Offering or the Global Offering to be performed or implemented as envisaged; or

(C) makes or will or is likely to make it impracticable or inadvisable to proceed with the Hong Kong Public Offering and/or the Global Offering or the delivery of the Offer Shares on the terms and in the manner contemplated by the Prospectus; or

(b) there has come to the notice of the Joint Global Coordinators or any of the Hong Kong Underwriters:

(i) that any statement contained in the Prospectus, the Application Forms, the Formal Notice and any announcements in the agreed form issued by the Company in connection with the Hong Kong Public Offering (including any supplement or amendment thereto) has become or been discovered to be untrue, incorrect or misleading in any material respect; or

(ii) any matter has arisen or has been discovered which would or is likely to, had it arisen immediately before the date of the Prospectus, not having been disclosed in the Prospectus, constitute an material omission therefrom; or

(iii) any of the warranties given by our Company in the Hong Kong Underwriting Agreement is (or might when repeated be) untrue or misleading in any material respect; or

(iv) any event, act or omission which gives or may give rise to any material liability of the Company pursuant to the indemnities given by our Company under the Hong Kong Underwriting Agreement; or

(v) any material breach of any of the obligations of our Company under the Hong Kong Underwriting Agreement; or

(vi) any material adverse change or prospective material adverse change in the business, properties, results of operations, in the financial or trading position or prospects of the Company or its subsidiaries,

then the Joint Global Coordinators (for themselves and on behalf of the Hong Kong Underwriters) may, in their sole discretion (and, in the case of paragraph (a) above, after consultation with the Company where practicable) and upon giving notice to the Company and the Hong Kong Underwriters, terminate the Hong Kong Underwriting Agreement with immediate effect.

Undertakings to the Hong Kong Stock Exchange and the Joint Global Coordinators

By us

We have undertaken to the Hong Kong Stock Exchange that no further Shares or securities convertible into our equity securities (whether or not a class already listed) may be issued by us or form the subject of any agreement to such an issue by us within six months from the date on which our H Shares first commence dealing on the Hong Kong Stock Exchange (whether or not such issue of shares or our securities will be completed within six months from the commencement of dealing), except in certain circumstances prescribed by Rule 10.08 of the Hong Kong Listing Rules.

By ChinaCoal Group

ChinaCoal Group has undertaken to the Hong Kong Stock Exchange and the Joint Global Coordinators that it shall not and shall procure that the relevant registered holder shall not:

(a) in the period commencing on the date by reference to which disclosure of the shareholding of ChinaCoal Group is made in this Prospectus and ending on the date which is six months from the date on which dealings in the H Shares commence on the Hong Kong Stock Exchange (the "First Six-month Period"), dispose of, nor enter into any agreement to dispose of or otherwise create any options, rights, interests or encumbrances in respect of, any of those shares or securities of our Company in respect of which it is shown by this Prospectus to be the beneficial owner; or

(b) in the period of six months commencing on the date on which the First Six-month Period expires, dispose of, nor enter into any agreement to dispose of or otherwise create any options, rights, interests or encumbrances in respect of, any of the shares or securities referred to in (a) above if, immediately following such disposal or upon the exercise or enforcement of such options, rights, interests or encumbrances, it would cease to be our Controlling Shareholder.

ChinaCoal Group has also undertaken to the Hong Kong Stock Exchange, the Joint Global Coordinators and us that, within the period commencing on the date by reference to which disclosure of shareholding of ChinaCoal Group is made in this Prospectus and ending on the date which is 12 months from the date on which dealings in the H Shares commence on the Hong Kong Stock Exchange, it will:

(a) when it pledges or charges any Shares or our other share capital beneficially owned by it in favour of an authorized institution (as defined in the Banking Ordinance (Chapter 155 of the Laws of Hong Kong)) for a bona fide commercial loan, immediately inform us of such pledge or charge together with the number of such shares or other securities so pledged or charged; and

(b) when it receives any indications, either verbal or written, from any pledgee or chargee of any Shares or our other securities pledged or charged that such shares or securities will be disposed of, immediately inform us of any such indications.

We will inform the Hong Kong Stock Exchange as soon as we have been informed of the above matters (if any) by ChinaCoal Group and disclose such matters by way of an announcement which is published in the newspapers as soon as possible after being so informed by ChinaCoal Group.

Undertakings pursuant to the Hong Kong Underwriting Agreement

By us

We have, pursuant to the Hong Kong Underwriting Agreement, undertaken to each of the Joint Global Coordinators, the Joint Sponsors and the Hong Kong Underwriters, that except pursuant to the Global Offering or the Over-allotment Option, at any time during the First Six-month Period, we will not without the Joint Global Coordinators' prior written consent and unless in compliance with the Hong Kong Listing Rules:

(a) offer, pledge, charge, allot, issue, sell, contract to allot, issue or sell, sell any option or contract to purchase, purchase any option or contract to sell, grant or agree to grant any option, right or warrant to purchase or subscribe for, lend or otherwise transfer or dispose of, either directly or indirectly, or repurchase, any of our share capital or any securities convertible into or exercisable or exchangeable for or that represent the right to receive such share capital; or

(b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our share capital,

whether any of such transactions described in (a) or (b) above is to be settled by delivery of our share capital or such other securities, in cash or otherwise, or publicly disclose that we will or may enter into any transaction described above. In the event of a disposal as described in (a) or (b) above of any Shares or any interest therein or any of our securities in the six-month period commencing on the expiry of the First Six-month Period, we will take all reasonable steps to ensure that such a disposal will not create a disorderly or false market for our Shares.

Indemnity

We have agreed to indemnify the Hong Kong Underwriters for certain losses which they may suffer, including losses arising from their performance of their obligations under the Hong Kong Underwriting Agreement and any breach by us of the Hong Kong Underwriting Agreement.

Commission and expenses

The Hong Kong Underwriters will receive an underwriting commission of 2.5% of the aggregate Offer Price payable for the Hong Kong Public Offer Shares initially offered under the Hong Kong Public Offering, out of which they will pay any sub-underwriting commissions. For unsubscribed Hong Kong Public Offer Shares reallocated to the International Offering, we will pay an underwriting commission at the rate applicable to the International Offering and such commission will be paid to the Joint Global Coordinators and the relevant underwriters (but not the Hong Kong Underwriters).

The aggregate commissions and fees, together with listing fees, SFC transaction levy, the Hong Kong Stock Exchange trading fee, legal and other professional fees, and printing and other expenses relating to the Global Offering are estimated to amount to approximately HK$501.9 million (assuming the mid-point of our indicative offer price range, and assuming the Over-allotment Option is not exercised) in total and are payable by us.

Hong Kong Underwriters' interest in our company

Save for its obligations under the Hong Kong Underwriting Agreement, none of the Hong Kong Underwriters has any shareholding interests in our Company or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in our Company.

International Offering

In connection with the International Offering, it is expected that we will enter into the International Underwriting Agreement with the International Underwriters. Under the International Underwriting Agreement, the International Underwriters would, subject to certain conditions set out therein, severally and not jointly agree to purchase the International Offer Shares being offered pursuant to the International Offering or procure purchasers for such International Offer Shares.

We will grant to the International Underwriters the Over-allotment Option, exercisable by the Joint Global Coordinators on behalf of the International Underwriters until 30 days after the last day for the lodging of applications under the Hong Kong Public Offering, to require us to allot and issue up to an aggregate of 486,956,000 additional H Shares, representing in aggregate not more than 15% of the initial Offer Shares, at the Offer Price per Share, if any.

We have agreed to indemnify the International Underwriters against certain liabilities, including liabilities under the U.S. Securities Act.

RESTRICTIONS ON THE H SHARES

The Hong Kong Public Offer Shares are offered solely on the basis of the information contained and representations made in this Prospectus and the Application Forms, and on the terms and subject to the conditions set out herein and therein. No action has been taken to permit a public offering of the H Shares or the distribution of this Prospectus in any jurisdiction other than Hong Kong. This Prospectus may not be used for the purpose of, and does not constitute, an offer or invitation in any jurisdiction or in any circumstances in which such an offer or invitation is not authorized or to any person to whom it is unlawful to make such an offer or invitation.

In particular, the H Shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the PRC.

STABILIZATION AND OVER-ALLOTMENT

Stabilization is a practice used by underwriters in some markets to facilitate the distribution of securities. To stabilize, the underwriters may bid for, or purchase, the securities in the secondary market, during a specified period of time, to retard, and if possible, prevent any decline in the market price of the securities below the offer price. In Hong Kong and certain other jurisdictions, the price at which stabilization is effected is not permitted to exceed the offer price.

In connection with the Global Offering, Citigroup Global Markets Asia Limited as stabilizing manager (the "Stabilizing Manager"), or any person acting for it, on behalf of the underwriters, may over-allocate or effect short sales or any other stabilizing transactions with a view to stabilizing or maintaining the market price of our H Shares at a level higher than that which might otherwise prevail in the open market. Short sales involve the sale by the Stabilizing Manager of a greater number of H Shares than the underwriters are required to purchase in the Global Offering. "Covered" short sales are sales made in an amount not greater than the Over-allotment Option.

The Stabilizing Manager may close out any covered short position by either exercising the Over-allotment Option to purchase additional H Shares or purchasing H Shares in the open market. In determining the source of the H Shares to close out the covered short position, the Stabilizing Manager will consider, among other things, the price of H Shares in the open market as compared to the price at which they may purchase additional H Shares pursuant to the Over-allotment Option. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the H Shares while the Global Offering is in progress. Any market purchases of our H Shares may be effected on any stock exchange, including the Hong Kong Stock Exchange, any over-the-counter market or otherwise, provided that they are made in compliance with all applicable laws and regulatory requirements. However, there is no obligation on the Stabilizing Manager or any person acting for it to conduct any such stabilizing activity, which if commenced, will be done at the absolute discretion of the Stabilizing Manager and may be discontinued at any time. Any such stabilizing activity shall end on the thirtieth day after the last day for the lodging of applications under the Hong Kong Public Offering. The number of our H Shares that may be over-allocated will not exceed the number of our H Shares that may be sold under the Over-allotment Option, namely 486,956,000 H Shares, which is 15% of the H Shares initially available under the Global Offering.

In Hong Kong, stabilizing activities must be carried out in accordance with the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong). Stabilizing action permitted pursuant to the Securities and Futures (Price Stabilizing) Rules includes (i) over-allocation for the purpose of preventing or minimizing any reduction in the market price, (ii) selling or agreeing to sell our H Shares so as to establish a short position in them for the purpose of preventing or minimizing any reduction in the market price, (iii) subscribing, or agreeing to subscribe, for our H Shares pursuant to the Over-allotment Option in order to close out any position established under (i) or (ii) above, (iv) purchasing, or agreeing to purchase, our H Shares for the sole purpose of preventing or minimizing any reduction in the market price, (v) selling our H Shares to liquidate a long position held as a result of those purchases and (vi) offering or attempting to do anything described in (ii), (iii), (iv) or (v).

Stabilizing actions by the Stabilizing Manager, or any person acting for it, will be entered into in accordance with the laws, rules and regulations in place in Hong Kong on stabilization.

As a result of effecting transactions to stabilize or maintain the market price of our H Shares, the Stabilizing Manager, or any person acting for it, may maintain a long position in our H Shares. The size of the long position, and the period for which the Stabilizing Manager, or any person acting for it, will maintain the long position is at the discretion of the Stabilizing Manager and is uncertain. In the event that the Stabilizing Manager liquidates this long position by making sales in the open market, this may lead to a decline in the market price of our H Shares.

Stabilizing action by the Stabilizing Manager, or any person acting for it, is not permitted to support the price of our H Shares for longer than the stabilizing period, which begins on the day on which trading of our H Shares commences on the Hong Kong Stock Exchange and ends on the thirtieth day after the last day for the lodging of applications under the Hong Kong Public Offering. The stabilizing period is expected to end on 10 January 2007. As a result, demand for our H Shares, and their market price, may fall after the end of the stabilizing period. These activities by the Stabilizing Manager may stabilize, maintain or otherwise affect the market price of the H Shares. As a result, the price of the H Shares may be higher than the price that otherwise might exist in the open market. Any stabilizing action taken by the Stabilizing Manager, or any person acting for it, may not necessarily result in the market price of our H Shares staying at or above the Offer Price either during or after the stabilizing period. Bids for or market purchases of our H Shares by the Stabilizing Manager, or any person acting for it, may be made at a price at or below the Offer Price and therefore at or below the price paid for our H Shares by purchasers.

A public announcement in compliance with the Securities and Futures (Price Stabilizing) Rules will be made within seven days of the expiration of the stabilizing period.

ACTIVITIES BY SYNDICATE MEMBERS

We describe below a variety of activities that underwriters of the Hong Kong Public Offering and the International Offering, together referred to as "Syndicate Members", may each individually undertake, and which do not form part of the underwriting or the stabilizing process. When engaging in any of these activities, it should be noted that the Syndicate Members are subject to restrictions, including the following:

(a) under the agreement among the Syndicate Members, all of them (except for Citigroup Global Markets Asia Limited and its affiliates as the stabilizing manager) must not, in connection with the distribution of the Offer Shares, effect any transactions (including issuing or entering into any option or other derivative transactions relating to the Offer Shares), whether in the open market or

otherwise, with a view to stabilizing or maintaining the market price of any of the Offer Shares at levels other than those which might otherwise prevail in the open market; and

(b) all of them must comply with all applicable laws, including the Market Misconduct provisions of the Securities and Futures Ordinance (Cap. 571), including the provisions prohibiting insider dealing, false trading, price rigging and stock market manipulation.

The Syndicate Members and their affiliates are diversified financial institutions with relationships in countries around the world. These entities engage in a wide range of commercial and investment banking, brokerage, funds management, trading, hedging, investing and other activities for their own account and for the account of others. In relation to our H Shares, those activities could include acting as agent for buyers and sellers of the H Shares, entering into transactions with those buyers and sellers in a principal capacity, proprietary trading in the H Shares, and entering into over the counter or listed derivative transactions or listed and unlisted securities transactions (including issuing securities such as derivative warrants listed on a stock exchange) which have as their underlying, assets including the H Shares. Those activities may require hedging activity by those entities involving, directly or indirectly, buying and selling the H Shares. All such activity could occur in Hong Kong and elsewhere in the world and may result in the Syndicate Members and their affiliates holding long and/or short positions in the H Shares, in baskets of securities or indices including the H Shares, in units of funds that may purchase the H Shares, or in derivatives related to any of the foregoing.

In relation to issues by Syndicate Members or their affiliates of any listed securities having the H Shares as their underlying, whether on the Hong Kong Stock Exchange or on any other stock exchange, the rules of the exchange may require the issuer of those securities (or one of its affiliates or agents) to act as a market maker or liquidity provider in the security, and this will also result in hedging activity in the H Shares in most cases.

All of this activity may occur both during and after the end of the stabilizing period described under "Underwriting — Stabilization and Over-allotment". This activity may affect the market price or value of the H Shares, the liquidity or trading volume in the H Shares, and the volatility of the H Shares share price, and the extent to which this occurs from day to day cannot be estimated.

THE GLOBAL OFFERING

This Prospectus is published in connection with the Hong Kong Public Offering as part of the Global Offering. The Global Offering comprises:

(i) the Hong Kong Public Offering of 162,320,000 H Shares (subject to adjustment as mentioned below) in Hong Kong as described below in the section headed "The Hong Kong Public Offering" below; and

(ii) the International Offering of an aggregate of 3,084,054,000 H Shares (subject to adjustment as mentioned below) outside the United States (including to professional and institutional investors within Hong Kong), in offshore transactions in reliance on Regulation S (including a public offer without listing in Japan) and in the United States to QIBs in reliance on Rule 144A or another exemption from the registration requirements under the U.S. Securities Act.

China International Capital Corporation Limited, Citigroup Global Markets Asia Limited and Morgan Stanley Dean Witter Asia Limited are the Joint Global Coordinators and Joint Bookrunners of the Global Offering.

China International Capital Corporation (Hong Kong) Limited, Citigroup Global Markets Asia Limited and Morgan Stanley Dean Witter Asia Limited are the Joint Sponsors and Joint Lead Managers of the Hong Kong Public Offering.

China International Capital Corporation Limited, Citigroup Global Markets Limited and Morgan Stanley & Co. International Limited are the Joint Lead Managers of the International Offering.

Investors may apply for H Shares under the Hong Kong Public Offering or apply for or indicate an interest for H Shares under the International Offering, but may not do both.

The requisite PRC governmental approvals, including the approval of the CSRC, in respect of the Global Offering have been obtained.

PRICING AND ALLOCATION

Pricing

The International Underwriters will be soliciting from prospective investors indications of interest in acquiring H Shares in the International Offering. Prospective professional and institutional investors will be required to specify the number of H Shares under the International Offering they would be prepared to acquire either at different prices or at a particular price. This process, known as "book-building", is expected to continue up to, and to cease on or around, the last day for lodging applications under the Hong Kong Public Offering.

Pricing for the H Shares for the purpose of the various offerings under the Global Offering will be fixed on the Price Determination Date, which is expected to be on or around 13 December 2006, and in any event on or before 17 December 2006 by agreement between the Joint Global Coordinators (on behalf of the Underwriters) and us and the number of H Shares to be allocated under various offerings will be determined shortly thereafter.

The Offer Price will not be more than HK$4.05 per H Share and is expected to be not less than HK$3.20 per H Share unless otherwise announced, as further explained below, not later than the morning of the last day for lodging applications under the Hong Kong Public Offering. **Prospective investors should be**

aware that the Offer Price to be determined on the Price Determination Date may be, but is not expected to be, lower than the indicative offer price range stated in this Prospectus.

The Joint Global Coordinators, on behalf of the Underwriters, may, where considered appropriate, based on the level of interest expressed by prospective professional and institutional investors during the book-building process, and with the consent of our Company, reduce the number of H Shares offered in the Global Offering and/or the indicative offer price range below that stated in this Prospectus at any time on or prior to the morning of the last day for lodging applications under the Hong Kong Public Offering. In such a case, our Company will, as soon as practicable following the decision to make such reduction, and in any event not later than the morning of the day which is the last day for lodging applications under the Hong Kong Public Offering, cause there to be published in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) notices of the reduction. Upon issue of such a notice, the number of H Shares offered in the Global Offering and/or the revised offer price range will be final and conclusive and the Offer Price, if agreed upon by the Joint Global Coordinators (on behalf of the Underwriters) and our Company, will be fixed within such revised offer price range. **Applicants should have regard to the possibility that any announcement of a reduction in the number of H Shares being offered under the Global Offering and/or the indicative offer price range may not be made until the day which is the last day for lodging applications under the Hong Kong Public Offering.** Such notice will also include confirmation or revision, as appropriate, offering statistics as currently set out in the section headed "Summary", and any other financial information which may change as a result of such reduction. **Applicants under the Hong Kong Public Offering should note that in no circumstances can applications be withdrawn once submitted, even if the number of H Shares being offered under the Global Offering and/or the offer price range is so reduced.** In the absence of any such notice so published, the Offer Price, if agreed upon with us and the Joint Global Coordinators, will under no circumstances be set outside the offer price range as stated in this Prospectus.

The final Offer Price, the indications of interest in the Global Offering, the results of applications and the basis of allotment of H Shares available under the Hong Kong Public Offering, are expected to be announced on 18 December 2006 in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese).

Allocation

The H Shares to be offered in the Hong Kong Public Offering and the International Offering may in certain circumstances, be reallocated as between these offerings at the discretion of the Joint Global Coordinators.

Allocation of H Shares pursuant to the International Offering will be determined by the Joint Global Coordinators, effected in accordance with the "book-building" process described in the paragraphs headed "Pricing" above and based on a number of factors, including the level and timing of demand, the total size of the relevant investor's invested assets or equity assets in the relevant sector and whether or not it is expected that the relevant investor is likely to buy further H Shares, and/or hold or sell its H Shares, after the listing of the H Shares on the Hong Kong Stock Exchange. Such allocation is intended to result in a distribution of the H Shares on a basis which would lead to the establishment of a solid professional and institutional shareholder base to the benefit of our Company and our shareholders as a whole.

Allocation of H Shares to investors under the Hong Kong Public Offering will be based solely on the level of valid applications received under the Hong Kong Public Offering. The basis of allocation may vary, depending on the number of Hong Kong Public Offer Shares validly applied for by applicants. Such allocation

could, where appropriate, consist of balloting, which would mean that some applicants may receive a higher allocation than others who have applied for the same number of Hong Kong Public Offer Shares, and those applicants who are not successful in the ballot may not receive any Hong Kong Public Offer Shares.

Net Proceeds

The net proceeds from the Global Offering accruing to our Company (after deduction of underwriting fees and estimated expenses payable by our Company in relation to the Global Offering, assuming that the Over-allotment Option is not exercised), are estimated to be approximately HK$12.6 billion, assuming an Offer Price per H Share of HK$4.05, or approximately HK$9.9 billion, assuming an Offer Price per H Share of HK$3.20 (or if the Over-allotment Option is exercised in full, approximately HK$14.5 billion, assuming an Offer Price per H Share of HK$4.05, or approximately HK$11.4 billion, assuming an Offer Price per H Share of HK$3.20).

CONDITIONS OF THE HONG KONG PUBLIC OFFERING

Acceptance of all applications for H Shares pursuant to the Hong Kong Public Offering will be conditional on:

(i) the Listing Committee of the Hong Kong Stock Exchange granting listing of, and permission to deal in, the H Shares being offered pursuant to the Global Offering (including the additional H Shares which may be made available pursuant to the exercise of the Over-allotment Option) (subject only to allotment) and any H Shares, converted from Domestic Shares, which are to be held by NSSF in connection with the Global Offering; and

(ii) the execution and delivery of the International Underwriting Agreement on the Price Determination Date; and

(iii) the obligations of the Hong Kong Underwriters under the Hong Kong Underwriting Agreement and the obligations of the International Underwriters under the International Underwriting Agreement becoming and remaining unconditional and not having been terminated in accordance with the terms of the respective agreements,

in each case on or before the dates and times specified in the Hong Kong Underwriting Agreement or the International Underwriting Agreement (unless and to the extent such conditions are validly waived on or before such dates and times) and in any event not later than the date which is 30 days after the date of this Prospectus.

If, for any reason, the Offer Price is not agreed between us and the Joint Global Coordinators (on behalf of the Underwriters), the Global Offering will not proceed.

The consummation of each of the Hong Kong Public Offering and the International Offering is conditional upon, among other things, the other offering becoming unconditional and not having been terminated in accordance with their respective terms.

If the above conditions are not fulfilled or waived prior to the times and dates specified, the Global Offering will lapse and the Hong Kong Stock Exchange will be notified immediately. Notice of the lapse of the Hong Kong Public Offering will be published by our Company in the South China Morning Post and the Hong Kong Economic Times on the next day following such lapse. In such eventuality, all application monies will be returned, without interest, on the terms set out in the section headed "How to apply for Hong Kong

Public H Shares — Despatch/ collection of share certificates and refund cheques". In the meantime, all application monies will be held in separate bank account(s) with the receiving bankers or other licensed bank(s) in Hong Kong licensed under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong) (as amended).

Share certificates for the H Shares will only become valid certificates of title at 8:00 a.m. on 19 December 2006, provided that (i) the Global Offering has become unconditional in all respects and (ii) the right of termination as described in the section headed "Underwriting — Underwriting arrangement and expenses — Grounds for termination" has not been exercised.

THE HONG KONG PUBLIC OFFERING

Number Of H Shares Initially Offered

Our Company is initially offering 162,320,000 H Shares for subscription by the public in Hong Kong at the Offer Price, representing approximately 5% of the total number of H Shares initially available under the Global Offering. Subject to the reallocation of H Shares between the International Offering and the Hong Kong Public Offering, the Hong Kong Public Offer Shares will represent approximately 1.4% of our enlarged issued share capital immediately after completion of the Global Offering, assuming that the Over-allotment Option is not exercised.

The Hong Kong Public Offering is open to members of the public in Hong Kong as well as to institutional and professional investors. Professional investors generally include brokers, dealers, companies (including fund managers) whose ordinary business involves dealing in shares and other securities and corporate entities which regularly invest in shares and other securities.

Completion of the Hong Kong Public Offering is subject to the conditions as set out in the section headed "Conditions of the Hong Kong Public Offering" above.

Allocation

The total number of H Shares available under the Hong Kong Public Offering (after taking account of any reallocation referred to below) is to be divided into two pools for allocation purposes: pool A and pool B. The H Shares in pool A will be allocated on an equitable basis to applicants who have applied for H Share with an aggregate price of HK$5 million (excluding the brokerage, SFC transaction levy and the Hong Kong Stock Exchange trading fee payable) or less. The H Share in pool B will be allocated on an equitable basis to applicants who have applied for H Shares with an aggregate price of more than HK$5 million (excluding the brokerage, SFC transaction levy and the Hong Kong Stock Exchange trading fee payable) up to the total value of pool B. Investors should be aware that applications in pool A and applications in pool B may receive different allocation ratios. If H Shares in one (but not both) of the pools are under-subscribed, the surplus H Shares will be transferred to the other pool to satisfy demand in this other pool and be allocated accordingly. For the purpose of this paragraph only, the "price" for H Shares means the price payable on application therefor (without regard to the Offer Price as finally determined). Applicants can only receive an allocation of H Shares from either pool A or pool B but not from both pools. Multiple or suspected multiple applications and any application for more than 81,160,000 H Shares, being the number of H Shares initially allocated to each pool, are liable to be rejected.

Reallocation

In view of the substantial size of the Global Offering, the Joint Sponsors have applied on our behalf to the Hong Kong Stock Exchange for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with the clawback requirements set out in paragraph 4.2 of Practice Note 18 to the Hong Kong Listing Rules. Pursuant to the waiver, 162,320,000 H Shares, representing 5% of the total number of the H Shares initially available under the Global Offering, will be offered to the public in Hong Kong under the Hong Kong Public Offering, and if the number of H Shares validly applied for under the Hong Kong Public Offering represents (i) 15 times or more but less than 50 times, (ii) 50 times or more but less than 100 times, and (iii) 100 times or more, of the number of H Shares initially available under the Hong Kong Public Offering, the total number of H Shares initially available under the Hong Kong Public Offering will be increased to 243,480,000, 324,638,000 and 649,276,000 H Shares, respectively, representing approximately 7.5% (in the case of (i)), 10% (in the case of (ii)) and 20% (in the case of (iii)) of the total number of H Shares initially available under the Global Offering, assuming the Over-allotment Option is not exercised.

If the Hong Kong Public Offering is not fully subscribed, the Joint Global Coordinators have the authority to reallocate all or any unsubscribed Hong Kong Public Offer Shares to the International Offering, in such proportions as the Joint Global Coordinators deem appropriate.

Applications

Each applicant under the Hong Kong Public Offering will also be required to give an undertaking and confirmation in the Application Form submitted by him that he and any person(s) for whose benefit he is making the application have not applied for or taken up, or indicated an interest for, and will not apply for or take up, or indicate an interest for, any H Shares under the International Offering, and such applicant's application is liable to be rejected if the said undertaking and/or confirmation is breached and/or untrue (as the case may be) or it has been or will be placed or allocated H Shares under the International Offering.

The listing of the H Shares on the Hong Kong Stock Exchange is sponsored by the Joint Sponsors. Applicants under the Hong Kong Public Offering are required to pay, on application, the maximum price of HK$4.05 per H Share in addition to the brokerage, SFC transaction levy and Hong Kong Stock Exchange trading fee payable on each H Share. If the Offer Price, as finally determined in the manner described in the section headed "Pricing and allocation" above, is less than the maximum price of HK$4.05 per H Share, appropriate refund payments (including the brokerage, SFC transaction levy and Hong Kong Stock Exchange trading fee attributable to the surplus application monies) will be made to successful applicants, without interest. Further details are set out below in the section headed "How to Apply for Hong Kong Public Offer Shares" in this Prospectus.

References in this Prospectus to applications, Application Forms, application monies or the procedure for application relate solely to the Hong Kong Public Offering.

THE INTERNATIONAL OFFERING

Number Of H Shares Offered

Subject to reallocation as described above, the International Offering will consist of an aggregate of 3,084,054,000 H Shares, representing approximately 95% of the total number of H Shares initially available under the Global Offering. The International Offering is subject to the Hong Kong Public Offer becoming unconditional. Subject to the reallocation of H Shares between the International Offering and the Hong Kong

Public Offering, the International Offer Shares will represent approximately 26.0% of our enlarged issued share capital immediately after completion of the Global Offering, assuming that the Over-allotment Option is not exercised.

Pursuant to the International Offering, the International Underwriters will conditionally place the H Shares with QIBs in the United States in reliance on Rule 144A or another exemption from the registration requirements under the U.S. Securities Act, as well as with institutional and professional investors and other investors expected to have a sizeable demand for the H Shares in Hong Kong and other jurisdictions outside the United States in reliance on Regulation S (including a public offer without listing in Japan). The Joint Sponsors have applied on our behalf for, and the Hong Kong Stock Exchange has granted a waiver from strict compliance with Hong Kong listing Rule 9.16(6)(b) and Paragraph 11 of Appendix 6 of the Hong Kong Listing Rules.

Professional investors generally include brokers, dealers, companies (including fund managers) whose ordinary business involves dealing in shares and other securities and corporate entities which regularly invest in shares and other securities.

The Joint Global Coordinators (on behalf of the Underwriters) may require any investor who has been offered H Shares under the International Offering, and who has made an application under the Hong Kong Public Offering, to provide sufficient information to the Joint Global Coordinators so as to allow them to identify the relevant applications under the Hong Kong Public Offering and to ensure that it is excluded from any application of H Shares under the Hong Kong Public Offering.

Over-allotment Option

In connection with the Global Offering, our Company is expected to grant the Over-allotment Option to the International Underwriters exercisable by the Joint Global Coordinators on behalf of the International Underwriters.

Pursuant to the Over-allotment Option, the Joint Global Coordinators have the right, exercisable within 30 days from the last day for lodging of applications under the Hong Kong Public Offering, to require us to allot and issue up to 486,956,000 additional H Shares, representing approximately 15% of the initial H Shares initially available in the Global Offering, at the same price per H Share under the International Offering, to, among other things, cover over-allocations in the International Offering, if any. In the event that the Over-allotment Option is exercised, a press announcement will be made.

1. METHODS OF APPLYING FOR THE HONG KONG PUBLIC OFFER SHARES

There are two ways to make an application for the Hong Kong Public Offer Shares. You may apply for the Hong Kong Public Offer Shares by either using a **WHITE** or **YELLOW** Application Form or giving **electronic application instructions** to HKSCC to cause HKSCC Nominees to apply for the Hong Kong Public Offer Shares on your behalf. Except where you are a nominee and provide the required information in your application, you or you and your joint applicant(s) may not make more than one application (whether individually or jointly) by applying using a **WHITE** or **YELLOW** Application Form or by giving **electronic application instructions** to HKSCC.

2. APPLYING BY USING A WHITE OR YELLOW APPLICATION FORM

Which Application Form to use

Use a **WHITE** Application Form if you want the H Shares to be issued in your own name.

Use a **YELLOW** Application Form if you want the H Shares to be issued in the name of HKSCC Nominees and deposited directly into CCASS for credit to your CCASS Investor Participant stock account or your designated CCASS Participant's stock account.

Note: The H Shares are not available to existing beneficial owners of Shares in our Company, the Directors, Supervisors or chief executive of our Company or any of our subsidiaries, or associates of any of them (as "associate" is defined in the Hong Kong Listing Rules) or to legal or natural persons of the PRC or United States persons (as defined in Regulation S) or persons who do not have a Hong Kong address.

Where to collect the Application Forms

You can collect a **WHITE** Application Form and a Prospectus from:

China International Capital Corporation (Hong Kong) Limited
Suite 2307, 23rd Floor
One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Citigroup Global Markets Asia Limited
50th Floor, Citibank Tower
3 Garden Road
Central, Hong Kong

Morgan Stanley Dean Witter Asia Limited
30th Floor, Three Exchange Square
Central, Hong Kong

Sun Hung Kai International Limited
Level 12, One Pacific Place, 88 Queensway,
Hong Kong

BOCI Asia Limited
26th Floor, Bank of China Tower
1 Garden Road, Hong Kong

ICEA Capital Limited
26/F ICBC Tower 3, Garden Road,
Central, Hong Kong

Guotai Junan Securities (Hong Kong) Limited
27th Floor, Low Block, Grand Millennium Plaza,
181 Queen's Road,
Central, Hong Kong

First Shanghai Securities Limited
19/F Wing On House, 71 Des Voeux Road
Central, Hong Kong

CCB International Capital Limited
Suites 2815-21, 28th Floor,
Two Pacific Place, 88 Queensway,
Admiralty, Hong Kong

Tai Fook Securities Company Limited
25/F New World Tower,
16-18 Queen's Road,
Central, Hong Kong

or any of the following branches of Bank of China (Hong Kong) Limited, Bank of Communications Co., Ltd., Hong Kong Branch, and Standard Chartered Bank (Hong Kong) Limited:

(a) Bank of China (Hong Kong) Limited

	Branch Name	Address
Hong Kong Island:	Bank of China Tower Branch	3/F, 1 Garden Road, Central
	Central District (Wing On House) Branch	71 Des Voeux Road Central
	409 Hennessy Road Branch	409-415 Hennessy Road, Wan Chai
	North Point (Kiu Fai Mansion) Branch	413-415 King's Road, North Point
	Taikoo Shing Branch	G1006-7, Hoi Sing Mansion, Taikoo Shing
	Wan Tsui Road Branch	4 Lin Shing Road, Chai Wan
Kowloon:	Mong Kok (President Commercial Centre) Branch	608 Nathan Road, Mong Kok
	To Kwa Wan Branch	80N To Kwa Wan Road, To Kwa Wan

	Branch Name	Address
	Humphrey's Avenue Branch	4-4A Humphrey's Avenue, Tsim Sha Tsui
	Kwun Tong Branch	20-24 Yue Man Square, Kwun Tong
	Whampoa Garden Branch	Shop G8B, Site 1, Whampoa Garden, Hung Hom
	Mei Foo Mount Sterling Mall Branch	Shop N47-49 Mount Sterling Mall, Mei Foo Sun Chuen
New Territories:...........	Castle Peak Road (Tsuen Wan) Wealth Management Centre	167 Castle Peak Road, Tsuen Wan
	Lucky Plaza Branch	Lucky Plaza, Wang Pok Street, Shatin
	Castle Peak Road (Yuen Long) Branch	162 Castle Peak Road, Yuen Long

(b) Bank of Communications Co., Ltd., Hong Kong Branch

	Branch Name	Address
Hong Kong Island:....	Hong Kong Branch	20 Pedder Street, Central, Hong Kong
	Central District Sub-Branch	G/F., 123-125A Des Voeux Road, Central
	North Point Sub-Branch	442-448 King's Road, North Point
	Chai Wan Sub-Branch	121-121A Wan Tsui Road, Chai Wan
Kowloon:............	Mongkok Sub-Branch	Shops A&B, G/F., Hua Chiao Commercial Centre, 678 Nathan Road, Mongkok
	Kwun Tong Sub-Branch	Shop A on G/F. & 1/F., 55 Hong Ning Road, Kwun Tong, Kowloon
	Jordan Sub-Branch	37U Jordan Road, Kowloon
	Lam Tin Sub-Branch	63-65 Kai Tin Road, Lam Tin
	Ngau Tau Kok Sub-Branch	Shop G1, G/F., Phase I, Amoy Plaza, 77 Ngau Tau Kok Road
New Territories:......	Tseung Kwan O Sub-Branch	Shops 253-255, Metro City Shopping Arcade, Phase I, Tseung Kwan O
	Tai Po Sub-Branch	Shop 1, Wing Fai Plaza, 29-35 Ting Kok Road, Tai Po
	Market Street Sub-Branch	53 Market Street, Tsuen Wan

(c) Standard Chartered Bank (Hong Kong) Limited

	Branch name	Address
Hong Kong Island:....	Des Voeux Road Branch	Standard Chartered Bank Building, 4-4A, Des Voeux Road Central, Central
	88 Des Voeux Road Branch	88 Des Voeux Road Central, Central
	Causeway Bay Branch	1 Sugar Street, Causeway Bay
	Wanchai Southorn Branch	Shop 3&4, G/F Shanghai Industrial Investment Building, 50-52 Hennessy Road, Wanchai
	Hennessy Road Branch	399 Hennessy Road, Wanchai
	Aberdeen Branch	Shop 4A, G/F, Aberdeen Centre, No. 6 Nam Ning Street, Aberdeen
Kowloon:............	Chatham Road Branch	Shop No. 1,2,3, G/F, Katherine House, No. 53-55 Chatham Road South, Tsimshatsui
	Kwun Tong Branch	88-90 Fu Yan Street, Kwun Tong
	Yaumati Branch	546-550 Nathan Road, Yaumati
	Tseung Kwan O Branch	Shop 107, 1/F, Hau Tak Shopping Centre, Hau Tak Estate, Tseung Kwan O
	Telford Gardens Branch	Shop P9-12, Telford Centre, Telford Gardens, Tai Yip Street, Kwun Tong

	Branch name	Address
New Territories:	Tsuen Wan Branch	Shop C G/F & 1/F, Jade Plaza, No. 298 Sha Tsui Road, Tsuen Wan
	Maritime Square Branch	Shop 308E, Level 3, Maritime Square, Tsing Yi
	Yuen Long Branch	140, Yuen Long Main Road, Yuen Long
	Tuen Mun Town Plaza Branch	Shop No. G047 - G052, Tuen Mun Town Plaza Phase I, Tuen Mun

You can collect a **YELLOW** Application Form and a Prospectus from:

(1) The **Depository Counter of HKSCC** at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong;

(2) Your stockbroker, who may have such Application Forms and this Prospectus available.

How to complete the Application Form

There are detailed instructions on each Application Form. You should read these instructions carefully. If you do not follow the instructions your application may be rejected and returned by ordinary post together with the accompanying cheque or banker's cashier order(s) to you (or the first-named applicant in the case of joint applicants) at your own risk at the address stated in the Application Form.

You should note that by completing and submitting the Application Form, among other things, you (and if you are joint applicants, each of you jointly and severally) for yourself or as agent or nominee and on behalf of each person for whom you act as agent or nominee:

(i) agree with our Company, for itself and for the benefit of each shareholder of our Company and so that our Company will be deemed by its acceptance in whole or in part of the application, including applications made by HKSCC Nominees, to have agreed for itself and on behalf of each shareholder of our Company, to observe and comply with the Company Law, the Special Regulations, and the Articles of Association;

(ii) agree with our Company, each shareholder, Director, Supervisor, manager and officer of our Company, and our Company acting for itself and for each Director, Supervisor, manager and officer of our Company agrees with each shareholder to refer all differences and claims arising from the Articles of Association or any rights or obligations conferred or imposed by the Company Law or other relevant laws and administrative regulations concerning the affairs of our Company to arbitration in accordance with the Articles of Association, and any reference to arbitration shall be deemed to authorize the arbitration tribunal to conduct hearings in open session and to publish its award, which arbitration shall be final and conclusive;

(iii) agree with our Company and each shareholder of our Company that H Shares in our Company are freely transferable by the holders thereof;

(iv) authorize our Company to enter into a contract on your behalf with each of the Directors, Supervisors and officers of our Company whereby each such Director, Supervisor, and officer undertakes to observe and comply with his obligations to shareholders as stipulated in the Articles of Association;

(v) confirm that you have only relied on the information and representations in this Prospectus in making your application and will not rely on any other information and representations save as set out in any supplement to this Prospectus;

(vi) agree that our Company, the Directors, the Joint Global Coordinators, the Underwriters, any other parties involved in the Global Offering and any of their respective directors, officers, employees, partners, agents or advisers are liable only for the information and representations contained in this Prospectus, the Application Forms and any supplement to this Prospectus;

(vii) undertake and confirm that you (if the application is made for your benefit) or the person(s) for whose benefit you have made the application have not applied for or taken up, or indicated an interest in, or received or been placed or allocated (including conditionally and/or provisionally) and will not apply for or take up, or indicate an interest in, any International Offer Shares under the International Offering, nor otherwise have participated or will participate in the International Offering; and;

(viii) agree to disclose to our Company, the Joint Global Coordinators, the Underwriters, the registrar, receiving bankers and/or their respective advisers and agents personal data and any information which they require about you or the person(s) for whose benefit you have made the application.

In order for the YELLOW Application Forms to be valid:

(i) **If the application is made through a designated CCASS Participant (other than a CCASS Investor Participant):**

(a) the designated CCASS Participant or its authorized signatories must sign in the appropriate box in the Application Form; and

(b) the designated CCASS Participant must endorse the Application Form with its company chop (bearing its company name) and insert its participant I.D. in the appropriate box in the Application Form.

(ii) **If the application is made by an individual CCASS Investor Participant:**

(a) the Application Form must contain the CCASS Investor Participant's name and Hong Kong identity card number; and

(b) the CCASS Investor Participant must insert its participant I.D. and sign in the appropriate box in the Application Form.

(iii) **If the application is made by a joint individual CCASS Investor Participant:**

(a) the Application Form must contain all joint CCASS Investor Participants' names and the Hong Kong identity card number of all the joint CCASS Investor Participants; and

(b) the participant I.D. must be inserted and the authorized signatory(ies) of the CCASS Investor Participant's stock account must sign in the appropriate box in the Application Form.

(iv) **If the application is made by a corporate CCASS Investor Participant:**

(a) the Application Form must contain the CCASS Investor Participant's name and Hong Kong business registration number; and

(b) the participant I.D. and company chop (bearing its company name) endorsed by its authorized signatory(ies) must be inserted in the appropriate box in the Application Form.

Signature(s), number of signatories and form of chop, where appropriate, should match the records kept by HKSCC. Incorrect or incomplete details of the CCASS Participant or the omission or inadequacy of authorized signatory(ies) (if applicable), participant I.D. or other similar matters may render the application invalid.

If your application is made through a duly authorized attorney, our Company and the Joint Global Coordinators (or their respective agents and nominees) as its agent may accept it at their discretion, and subject to any conditions they think fit, including evidence of the authority of your attorney. Our Company and the Joint Global Coordinators, in the capacity as our agent, will have full discretion to reject or accept any application, in full or in part, without assigning any reason.

How Many Applications You May Make

You may make more than one application for the Hong Kong Public Offer Shares if and only if:

You are a **nominee,** in which case you may make an application by: (i) give **electronic application instructions** to HKSCC via CCASS (if you are a CCASS Participant) or (ii) using a white or yellow

Application Form, and lodge more than one Application Form in your own name if each application is made on behalf of different owners. In the box on the Application Form marked "For nominees" you must include:

- an account number; or
- some other identification code

for each beneficial owner (or, in the case of joint beneficial owners, for each such beneficial owner). If you do not include this information, the application will be treated as being made for your benefit.

Otherwise, multiple applications are not allowed.

It will be a term and condition of all applications that by completing and delivering an Application Form, you (and if you are joint applicants, each of you jointly and severally) for yourself or as agent or nominee and on behalf of each person for whom you act as an agent or nominee:

- (if the application is made for your own benefit) warrant that this is the only application which will be made for your benefit on a **WHITE** or **YELLOW** Application Form or by giving **electronic application instructions** to HKSCC; or
- (if you are an agent for another person) warrant that reasonable enquiries have been made of that other person that this is the only application which will be or has been made for the benefit of that other person on a **WHITE** or **YELLOW** Application Form or by giving **electronic application instructions** to HKSCC and that you are duly authorized to sign the Application Form as that other person's agent.

Except where you are a nominee and provide the information required to be provided in your application, **all** of your applications will be rejected as multiple applications if you, or you and your joint applicant(s) together:

- make more than one application (whether individually or jointly) on a **WHITE** or **YELLOW** Application Form or by giving **electronic application instructions** to HKSCC;
- both apply (whether individually or jointly) on one **WHITE** Application Form and one **YELLOW** Application Form or on one **WHITE** or **YELLOW** Application Form and give **electronic application instructions** to HKSCC;
- apply on one **WHITE** or **YELLOW** Application Form (whether individually or jointly) or by giving **electronic application instructions** to HKSCC via CCASS (if you are an CCASS Investment Participant or applying through a CCASS Broker or Custodian Participant) for more than 81,160,000 H Shares, being 50% of the Shares initially being offered for public subscription under the Hong Kong Public Offering, as more particularly described in the section entitled "Structure of the Global Offering — The Hong Kong Public Offering;" or
- have applied for or taken up, or indicated an interest for, or have been or will be placed (including conditionally and/or provisionally) H Shares under the International Offering or otherwise have participated or will participate in the International Offering.

Except as referred to above, all of your applications will also be rejected as multiple applications if more than one application is made for **your benefit** (including the part of the application made by HKSCC

Nominees acting on **electronic application instructions**). If an application is made by an unlisted company and:

- the principle business of that company is dealing in securities; and
- you exercise statutory control over that company,

then the application will be treated as being for your benefit.

Unlisted company means a company with no equity securities listed on the Hong Kong Stock Exchange.

Statutory control means you:

- control the composition of the board of directors of the company; or
- control more than half of the voting power of the company; or
- hold more than half of the issued share capital of the company (not counting any part of it which carries no right to participate beyond a specified amount in a distribution of either profits or capital).

Members of the Public — Time for Applying for Hong Kong Public Offer Shares

Completed **WHITE** or **YELLOW** Application Forms, together with payment attached, must be lodged by 12:00 noon on Monday, 11 December 2006, or, if the application lists are not open on that day, then by the time and date stated in the sub-paragraph headed "Effect of bad weather on the opening of the application lists" below.

Your completed Application Form, together with payment attached in the form of cheque or banker's cashier order crossed "Account Payee Only" payable to "Bank of China (Hong Kong) Nominees Limited — China Coal Energy Public Offer", should be deposited in the special collection boxes provided at any of the branches of the receiving banks listed under the section headed "Where to collect the Application Forms" above at the following times:

Wednesday, 6 December, 2006 — 9:00 a.m. to 4:30 p.m.
Thursday, 7 December, 2006 — 9:00 a.m. to 4:30 p.m.
Friday, 8 December, 2006 —9:00 a.m. to 4:30 p.m.
Saturday, 9 December, 2006 — 9:00 a.m. to 12:30 p.m.
Monday, 11 December, 2006 — 9:00 a.m. to 12:00 noon

The application lists will be open from 11:45 a.m. to 12:00 noon on Monday, 11 December 2006, except as provided in "Effect of bad weather on the opening of the application lists."

No proceedings will be taken on applications for the H Shares and no allotment of any such H Shares will be made until the closing of the application lists. No allotment of any of the H Shares will be made later than Saturday, 6 January, 2007.

Effect of Bad Weather on the Opening of the Application Lists

The application lists will not open if there is:

- a tropical cyclone warning signal number 8 or above, or
- a "black" rainstorm warning

in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon on Monday, 11 December, 2006. Instead they will open between 11:45 a.m. and 12:00 noon on the next Business Day which does not have either of those warnings in Hong Kong in force at any time between 9:00 a.m. and 12:00 noon.

Business Day means a day that is not a Saturday, Sunday or a public holiday in Hong Kong.

If the application lists do not open on Monday, 11 December 2006, the dates mentioned in "Expected Timetable" may be affected in which case a press announcement will be made by us.

Publication of Results

Our Company expects to announce the basis of allotment, the results of applications and the Hong Kong identity card/passport/Hong Kong business registration numbers of successful applicants under the Hong Kong Public Offering on Monday, 18 December, 2006 in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese).

Despatch/Collection of Share Certificates and Refund Cheques

If an application is rejected, not accepted or accepted in part only, or if the Offer Price as finally determined is less than the offer price of HK$4.05 per H Share (excluding brokerage, SFC transaction levy and Hong Kong Stock Exchange trading fee thereon) initially paid on application, or if the conditions of the Hong Kong Public Offering are not fulfilled in accordance with the section headed "Structure of the Global Offering — Conditions of the Hong Kong Public Offering" or if any application is revoked or any allotment pursuant thereto has become void, the application monies, or the appropriate portion thereof, together with the related brokerage, SFC transaction levy and Hong Kong Stock Exchange trading fee, will be refunded, without interest. It is intended that special efforts will be made to avoid any undue delay in refunding application monies where appropriate.

No temporary document of title will be issued in respect of the H Shares. No receipt will be issued for sums paid on application but, subject to personal collection as mentioned below, in due course there will be sent to you (or, in the case of joint applicants, to the first-named applicant) by ordinary post, at your own risk, to the address specified on the Application Form:

(a) for applications on **WHITE** Application Forms: (i) share certificate(s) for all the Hong Kong Public Offer Shares applied for, if the application is wholly successful; or (ii) share certificate(s) for the number of Hong Kong Public Offer Shares successfully applied for, if the application is partially successful (for wholly successful and partially successful applications on **YELLOW** Application Forms: share certificates for the H Shares successfully applied for will be deposited into CCASS as described below); and/or

(b) for applications on **WHITE** or **YELLOW** Application Forms, refund cheque(s) crossed "Account Payee Only" in favour of the applicant (or, in the case of joint applicants, the first-named applicant) for (i) the surplus application monies for the Hong Kong Public Offer Shares unsuccessfully applied for, if the application is partially unsuccessful; or (ii) all the application monies, if the application is wholly unsuccessful; and/or (iii) the difference between the Offer Price and the maximum offer price per H Share paid on application in the event that the Offer Price is less than the offer price per H Share initially paid on application, in each case including brokerage of 1%, SFC transaction levy of 0.004% and Hong Kong Stock Exchange trading fee of 0.005%, attributable to such refund/surplus monies but without interest.

Part of your Hong Kong Identity Card number/passport number, or, if you are joint applicants, part of the Hong Kong identity card number/passport number of the first-named applicant, provided by you may be printed on your refund cheque, if any. Such data could also be transferred to a third party for refund purpose. Your banker may require verification of your Hong Kong identity card number/passport number before encashment of your refund cheque. Inaccurate completion of your Hong Kong identity card number/passport number may lead to delay in encashment of or may invalidate your refund cheque.

Subject to personal collection as mentioned below, refund cheques for surplus application monies (if any) in respect of wholly and partially unsuccessful applications and the difference between the Offer Price and the offer price per H Share initially paid on application (if any) under **WHITE** or **YELLOW** Application Forms; and share certificates for wholly and partially successful applicants under **WHITE** Application Forms are expected to be posted on or around Monday, 18 December, 2006. The right is reserved to retain any share certificate(s) and any surplus application monies pending clearance of cheque(s).

Share certificates will only become valid certificates of title at 8:00 a.m. on Tuesday, 19 December 2006 provided that the Hong Kong Public Offering has become unconditional in all respects and the right of termination described in the section entitled "Underwriting — Grounds for termination" has not been exercised.

(a) If you apply using a WHITE Application Form:

If you apply for 1,000,000 Hong Kong Public Offer Shares or more on a **WHITE** Application Form and have indicated your intention in your Application Form to collect your refund cheque(s) (where applicable) and/or share certificate(s) (where applicable) from Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong and have provided all information required by your Application Form, you may collect your refund cheque(s) (where applicable) and share certificate(s) (where applicable) from Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong from 9:00 a.m. to 1:00 p.m. on Monday, 18 December 2006 or such other date as notified by our Company in the newspapers as the date of collection/despatch of refund cheques/share certificates. If you are an individual who opts for personal collection, you must not authorize any other person to make collection on your behalf. If you are a corporate applicant who opts for personal collection, you must attend by your authorized representative bearing a letter of authorization from your corporation stamped with your corporation's chop. Both individuals and authorized representatives (if applicable) must produce, at the time of collection, evidence of identity acceptable to Computershare Hong Kong Investor Services Limited. If you do not collect your refund cheque(s) (where applicable) and/or share certificate(s) (where applicable) personally within the time specified for collection, they will be sent to the address as specified in your Application Form promptly thereafter by ordinary post and at your own risk.

If you apply for less than 1,000,000 Hong Kong Public Offer Shares or if you apply for 1,000,000 Hong Kong Public Offer Shares or more but have not indicated on your Application Form that you will collect your refund cheque(s) (where applicable) and/or share certificate(s) (where applicable) in person, your refund cheque(s) (where applicable) and/or share certificate(s) (where applicable) will be sent to the address on your Application Form on Monday, 18 December 2006, by ordinary post and at your own risk.

You will receive one share certificate for all the Hong Kong Public Offer Shares issued to you under the Hong Kong Public Offering (except pursuant to applications made on **yellow** Application Forms or by

electronic application instructions to HKSCC via CCASS where H Share certificates will be deposited into CCASS).

(b) If you apply using a YELLOW Application Form:

If you apply for 1,000,000 Hong Kong Public Offer Shares or more and you have elected on your **YELLOW** Application Form to collect your refund cheque (where applicable) in person, please follow the same instructions as those for **WHITE** Application Form applicants as described above.

If you apply for less than 1,000,000 Hong Kong Public Offer Shares or if you apply for 1,000,000 Hong Kong Public Offer Shares or more but have not indicated on your Application Form that you will collect your refund cheque(s) (where applicable) in person, your refund cheque(s) (where applicable) will be sent to the address on your Application Form on Monday, 18 December 2006, by ordinary post and at your own risk.

If you apply for Hong Kong Public Offer Shares using a **YELLOW** Application Form and your application is wholly or partially successful, your share certificate(s) will be issued in the name of HKSCC Nominees and deposited into CCASS for credit to your CCASS Investor Participant stock account or the stock account of your designated CCASS Participant as instructed by you in your Application Form at the close of business on Monday, 18 December, 2006, or under contingent situation, on any other date as shall be determined by HKSCC or HKSCC Nominees.

If you are applying through a designated CCASS Participant (other than a CCASS Investor Participant):

- for Hong Kong Public Offer Shares credited to the stock account of your designated CCASS Participant (other than a CCASS Investor Participant), you can check the number of Hong Kong Public Offer Shares allocated to you with that CCASS Participant.

If you are applying as a CCASS Investor Participant:

- our Company expects to publish the results of CCASS Investor Participants' applications together with the results of the Hong Kong Public Offering in the newspapers on Monday, 18 December 2006. You should check the announcement published by our Company and report any discrepancies to HKSCC before 5:00 p.m. on Monday, 18 December 2006 or such other date as shall be determined by HKSCC or HKSCC Nominees. Immediately after the credit of the Hong Kong Public Offer Shares to your CCASS Investor Participant stock account, you can check your new account balance via the CCASS Phone System and the CCASS Internet System (under the procedures contained in HKSCC's "An Operating Guide for Investor Participants" in effect from time to time). HKSCC will also make available to you an activity statement showing the number of Hong Kong Public Offer Shares credited to your stock account.

3. APPLYING BY GIVING ELECTRONIC APPLICATION INSTRUCTIONS TO HKSCC

General

CCASS Participants may give **electronic application instructions** to HKSCC to apply for the Hong Kong Public Offer Shares and to arrange payment of the monies due on application and payment of refunds. This will be in accordance with their participant agreements with HKSCC and the General Rules of CCASS and the CCASS Operational Procedures.

If you are a CCASS Investor Participant, you may give **electronic application instructions** through the CCASS Phone System by calling 2979 7888 or through the CCASS Internet System (https://ip.ccass.com)

(using the procedures contained in HKSCC's "An Operating Guide for Investor Participants" in effect from time to time).

HKSCC can also input **electronic application instructions** for you if you go to:

Hong Kong Securities Clearing Company Limited
Customer Service Centre
2/F Vicwood Plaza
199 Des Voeux Road Central
Hong Kong

and complete an input request form.

Prospectuses are available for collection from the above address.

If you are not a CCASS Investor Participant, you may instruct your broker or custodian who is a CCASS Broker Participant or a CCASS Custodian Participant to give **electronic application instructions** via CCASS terminals to apply for the Hong Kong Public Offer Shares on your behalf.

You are deemed to have authorized HKSCC and/or HKSCC Nominees to transfer the details of your application, whether submitted by you or through your broker or custodian, to our Company and its registrar.

Giving Electronic Application Instructions to HKSCC to Apply for Hong Kong Public Offer Shares by HKSCC Nominees On Your Behalf

Where a **WHITE** Application Form is signed by HKSCC Nominees on behalf of persons who have given **electronic application instructions** to apply for the Hong Kong Public Offer Shares:

(i) HKSCC Nominees is only acting as a nominee for those persons and shall not be liable for any breach of the terms and conditions of the **WHITE** Application Form or this Prospectus;

(ii) HKSCC Nominees does the following things on behalf of each such person:

- agrees that the Hong Kong Public Offer Shares to be allotted shall be issued in the name of HKSCC Nominees and deposited directly into CCASS for the credit of the stock account of the CCASS Participant who has inputted **electronic application instructions** on that person's behalf or that person's CCASS Investor Participant stock account;
- undertakes and agrees to accept the Hong Kong Public Offer Shares in respect of which that person has given **electronic application instructions** or any lesser number allocated to you under the application;
- undertakes and confirms that that person has not applied for or taken up or indicated an interest for and will not apply for or take up or indicate any interest in any H Shares under the International Offering nor otherwise participated or will participate in the International Offering;
- (if the **electronic application instructions** are given for that person's own benefit) declares that only one set of **electronic application instructions** has been given for that person's benefit;
- (if that person is an agent for another person) declares that that person has only given one set of **electronic application instructions** for the benefit of that other person and that that person is duly authorized to give those instructions as that other person's agent;

- understands that the above declaration will be relied upon by our Company, the Directors and the Joint Global Coordinators in deciding whether or not to make any allotment of Hong Kong Public Offer Shares in respect of the **electronic application instructions** given by that person and that that person may be prosecuted if he makes a false declaration;
- authorizes our Company to place the name of HKSCC Nominees on the register of members of our Company as the holder of the Hong Kong Public Offer Shares allotted in respect of that person's **electronic application instructions** and to send share certificate(s) and/or refund monies in accordance with the arrangements separately agreed between our Company and HKSCC;
- confirms that that person has read the terms and conditions and application procedures set out in this Prospectus and agrees to be bound by them;
- confirms that that person has only relied on the information and representations in this Prospectus in giving that person's **electronic application instructions** or instructing that person's broker or custodian to give **electronic application instructions** on that person's behalf;
- agrees that our Company and the Directors are liable only for the information and representations contained in this Prospectus, the Application Forms and any supplements to this Prospectus;
- agrees to disclose that person's personal data to our Company, the Joint Global Coordinators, the Underwriters, the registrar, receiving bankers and/or their respective advisers and agents and any information which they may require about that person;
- agrees (without prejudice to any other rights which that person may have) that once the application of HKSCC Nominees has been accepted, the application cannot be rescinded for innocent misrepresentation and you may not revoke it other than as provided in this Prospectus;
- agrees that any application made by HKSCC Nominees on behalf of that person pursuant to electronic application instructions given by that person is irrevocable before Saturday 6 January 2007, such agreement to take effect as a collateral contract with our Company and to become binding when that person gives the instructions and such collateral contract to be in consideration of our Company agreeing that it will not offer any Hong Kong Public Offer Shares to any person before Saturday 6 January, 2007, except by means of one of the procedures referred to in this Prospectus. However, HKSCC Nominees may revoke the application before Saturday 6 January, 2007 if a person responsible for this Prospectus under Section 40 of the Hong Kong Companies Ordinance (as applied by section 342E of the Companies Ordinance) gives a public notice under that section which excludes or limits the responsibility of that person for this Prospectus;
- agrees that once the application of HKSCC Nominees Limited is accepted, neither that application nor that person's **electronic application instructions** can be revoked, and that acceptance of that application will be evidenced by the announcement of the results of the Hong Kong Public Offering published by our Company;
- agrees to the arrangements, undertakings and warranties specified in the participant agreement between that person and HKSCC, read with the General Rules of CCASS and

the CCASS Operational Procedures, in respect of the giving of **electronic application instructions** relating to Hong Kong Public Offer Shares;

- agrees with our Company, for itself and for the benefit of each of our shareholders (and so that our Company will be deemed by its acceptance in whole or in part of the application by HKSCC Nominees to have agreed, for itself and on behalf of each shareholder of our Company, with each CCASS Participant giving **electronic application instructions**) to observe and comply with the Company Law, the Special Regulations and the Articles of Association;
- agrees with our Company, each shareholder, Director, Supervisor, manager and officer, and our Company, for itself and for the benefit of each of our shareholders and each Director, Supervisor, manager and other officer of our Company:
  - (a) to refer all differences and claims arising from the Articles of Association or any rights to obligations conferred or imposed by the Company Law or other relevant laws and administrative regulations concerning the affairs of our Company to arbitration in accordance with the Articles of Association; and
  - (b) that any reference to arbitration shall be deemed to authorize the arbitration tribunal to conduct hearings in open session and to publish its award, which arbitration shall be final and conclusive;
- agrees with our Company (for our Company itself and for the benefit of each of our shareholders) that H Shares in our Company are freely transferable by the holders thereof;
- authorizes our Company to enter into a contract on your behalf with each of the Directors, Supervisors and officers of our Company whereby each such Director, Supervisor and officer undertakes to observe and comply with his obligations to shareholders stipulated in the Articles of Association; and
- agrees that person's application, any acceptance of it and the resulting contract will be governed by and construed in accordance with the laws of Hong Kong.

Effect of Giving Electronic Application Instructions to HKSCC

By giving **electronic application instructions** to HKSCC or instructing your broker or custodian who is a CCASS Broker Participant or a CCASS Custodian Participant to give such instructions to HKSCC, you (and if you are joint applicants, each of you jointly and severally) are deemed to have done the following things. Neither HKSCC nor HKSCC Nominees shall be liable to our Company or any other person in respect of the things mentioned below:

- instructed and authorized HKSCC to cause HKSCC Nominees (acting as nominee for the relevant CCASS Participants) to apply for the Hong Kong Public Offer Shares on your behalf;
- instructed and authorized HKSCC to arrange payment of the maximum offer price, brokerage, SFC transaction levy and Hong Kong Stock Exchange trading fee by debiting your designated bank account and, in the case of a wholly or partially unsuccessful application and/or the Offer Price is less than the offer price per H Share initially paid on application, refund of the application monies, in each case including brokerage, SFC transaction levy and Hong Kong Stock Exchange trading fee, by crediting your designated bank account;

- instructed and authorized HKSCC to cause HKSCC Nominees to do on your behalf all the things which it is stated to do on your behalf in the **WHITE** Application Form.

Multiple Applications

If you are suspected of having made multiple applications or if more than one application is made for your benefit, the number of Hong Kong Public Offer Shares applied for by HKSCC Nominees will be automatically reduced by the number of Hong Kong Public Offer Shares in respect of which you have given such instructions and/or in respect of which such instructions have been given for your benefit. Any **electronic application instructions** to make an application for the Hong Kong Public Offer Shares given by you or for your benefit to HKSCC shall be deemed to be an actual application for the purposes of considering whether multiple applications have been made.

No application for any other number of Hong Kong Public Offer Shares will be considered and any such application is liable to be rejected.

Minimum Subscription Amount and Permitted Multiples

You may give or cause your broker or custodian who is a CCASS Broker Participant or a CCASS Custodian Participant to give **electronic application instructions** in respect of a minimum of 1,000 Hong Kong Public Offer Shares. Such instructions in respect of more than 1,000 Hong Kong Public Offer Shares must be in one of the numbers or multiples set out in the table in the Application Forms. No application for any other number of Hong Kong Public Offer Shares will be considered and any such application is liable to be rejected.

Time for Inputting Electronic Application Instructions

CCASS Broker/Custodian Participants can input **electronic application instructions** at the following times on the following dates:

Wednesday, 6 December 2006 — 9:00 a.m. to 8:30 p.m.[1]
Thursday, 7 December 2006 — 8:00 a.m. to 8:30 p.m.[1]
Friday, 8 December 2006 — 8:00 a.m. to 8:30 p.m.[1]
Saturday, 9 December 2006 — 8:00 a.m. to 1:00 p.m.[1]
Monday, 11 December 2006 — 8:00 a.m.[1] to 12:00 noon

Note:

1. *These times are subject to change as HKSCC may determine from time to time with prior notification to CCASS Participants.*

CCASS Investor Participants can input electronic application instructions from 9:00 a.m. on Wednesday, 6 December 2006 until 12:00 noon on Monday, 11 December 2006 (24 hours daily, except the last application date).

Effect of Bad Weather on the Opening of the Application Lists

The latest time for inputting your **electronic application instructions** will be 12:00 noon on Monday, 11 December, 2006, the last application day. If:

- a tropical cyclone warning signal number 8 or above; or
- a "black" rainstorm warning signal

is in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon on Monday, 11 December, 2006, the last application day will be postponed to the next Business Day which does not have either of those warning signals in force in Hong Kong at any time between 9:00 am. and 12:00 noon on such day.

Business Day means a day that is not a Saturday, Sunday or a public holiday in Hong Kong.

Allocation of Hong Kong Public Offer Shares

For the purposes of allocating Hong Kong Public Offer Shares, HKSCC Nominees will not be treated as an applicant. Instead, each CCASS Participant who gives **electronic application instructions** or each person for whose benefit each such instructions is given will be treated as an applicant.

Deposit of H Share Certificates into CCASS and Refund of Application Monies

- No temporary document of title will be issued. No receipt will be issued for application monies received.
- If your application is wholly or partially successful, your share certificate(s) will be issued in the name of HKSCC Nominees and deposited into CCASS for the credit of the stock account of the CCASS Participant which you have instructed to give **electronic application instructions** on your behalf or your CCASS Investor Participant stock account at the close of business on Monday, 18 December, 2006, or, in the event of a contingency, on any other date as shall be determined by HKSCC or HKSCC Nominees.
- Our Company expects to publish the application results of CCASS Participants (and where the CCASS Participant is a broker or custodian, our Company will include information relating to the relevant beneficial owner), your Hong Kong identity card/passport number or other identification code (Hong Kong business registration number for corporations) and the basis of allotment of the Hong Kong Public Offering in the newspapers on Monday, 18 December, 2006. You should check the announcement published by our Company and report any discrepancies to HKSCC before 5:00 p.m. on Monday, 18 December, 2006 or such other date as shall be determined by HKSCC or HKSCC Nominees.
- If you have instructed your broker or custodian to give **electronic application instructions** on your behalf, you can also check the number of Hong Kong Public Offer Shares allotted to you and the amount of refund monies (if any) payable to you with that broker or custodian.
- If you have applied as a CCASS Investor Participant, you can also check the number of Hong Kong Public Offer Shares allotted to you and the amount of refund monies (if any) payable to you via the CCASS Phone System and the CCASS Internet System (under the procedures contained in HKSCC's "An Operating Guide for Investor Participants" in effect from time to time) on Monday, 18 December, 2006. Immediately after the credit of the Hong Kong Public Offer Shares to your CCASS Investor Participant stock account and the credit of refund monies to your designated bank account, HKSCC will also make available to you an activity statement showing the number of Hong Kong Public Offer Shares credited to your CCASS Investor Participant stock account and the amount of refund monies (if any) credited to your designated bank account.
- Refund of your application monies (if any) in respect of wholly and partially unsuccessful applications and/or difference between the Offer Price and the offer price per H Share initially paid on application, in each case including brokerage of 1%, SFC transaction levy of 0.004% and

Hong Kong Stock Exchange trading fee of 0.005%, will be credited to your designated bank account or the designated bank account of your broker or custodian on Monday, 18 December, 2006. No interest will be paid thereon.

Section 40 of the Companies Ordinance

For the avoidance of doubt, our Company and all other parties involved in the preparation of this Prospectus acknowledge that each CCASS Participant who gives or causes to give **electronic application instructions** is a person who may be entitled to compensation under Section 40 of the Hong Kong Companies Ordinance.

Personal Data

The section of the Application Form entitled "Personal Data" applies to any personal data held by our Company and the share registrar about you in the same way as it applies to personal data about applicants other than HKSCC Nominees.

Warning

The subscription of the Hong Kong Public Offer Shares by giving **electronic application instructions** to HKSCC is only a facility provided to CCASS Participants. Our Company, the Directors, the Joint Global Coordinators and the Underwriters take no responsibility for the application and provide no assurance that any CCASS Participant will be allotted any Hong Kong Public Offer Shares.

To ensure that CCASS Investor Participants can give their **electronic application instructions** to HKSCC through the CCASS Phone System or the CCASS Internet System, CCASS Investor Participants are advised not to wait until the last minute to input their **electronic application instructions** to the systems. In the event that CCASS Investor Participants have problems connecting to the CCASS Phone System or the CCASS Internet System to submit their **electronic application instructions,** they should either: (i) submit a **WHITE** or **YELLOW** Application Form; or (ii) go to HKSCC's Customer Service Center to complete an input request form for **electronic application instructions** before 12:00 noon on Monday, 11 December 2006.

4. CIRCUMSTANCES IN WHICH YOU WILL NOT BE ALLOTTED HONG KONG PUBLIC OFFER SHARES

Full details of the circumstances in which you will not be allotted the Hong Kong Public Offer Shares are set out in the notes attached to the Application Forms (whether you are making your application by an Application Form or electronically instructing HKSCC to cause HKSCC Nominees to apply on your behalf), and you should read them carefully. You should note in particular the following situations in which the Hong Kong Public Offer Shares will not be allotted to you:

- **If your application is revoked:**

  By completing and submitting an Application Form or electronic application instructions to HKSCC you agree that your application or the application made by HKSCC Nominees on your behalf may not be revoked on or before Saturday, 6 January 2007. This agreement will take effect as a collateral contract with us, and will become binding when you lodge your Application Form or submit your electronic application instructions to HKSCC and an application has been made by HKSCC Nominees on your behalf accordingly. This collateral contract will be in consideration of our Company agreeing that it will not offer any Hong Kong Public Offer Shares to any person on

or before Saturday, 6 January 2007 except by means of one of the procedures referred to in this Prospectus.

Your application or the application made by HKSCC Nominees on your behalf may only be revoked on or before Saturday, 6 January 2007 if a person responsible for this Prospectus under Section 40 of the Companies Ordinance gives a public notice under that section which excludes or limits the responsibility of that person for this Prospectus.

If any supplement to the Prospectus is issued, applicant(s) who have already submitted an application may or may not (depending on the information contained in the supplement) be notified that they can withdraw their applications. If applicant(s) have not been so notified, or if applicant(s) have been notified but have not withdrawn their applications in accordance with the procedure to be notified, all applications that have been submitted remain valid and may be accepted. Subject to the above, an application once made is irrevocable and applicants shall be deemed to have applied on the basis of the Prospectus as supplemented.

For the avoidance of doubt, our Company and all other parties involved in the preparation of this Prospectus acknowledge that each CCASS Participant who gives, or causes to give, **electronic application instructions** is a person who may be entitled to compensation under Section 40 of the Companies Ordinance.

If your application or the application made by HKSCC Nominees on your behalf has been accepted, it cannot be revoked. For this purpose, acceptance of applications which are not rejected will be constituted by notification in the announcement of the results of allocation, and where such basis of allocation is subject to certain conditions or provides for allocation by ballot, such acceptance will be subject to the satisfaction of such conditions or results of the ballot respectively.

- **Full discretion of our Company or its agents to reject or accept your application:**

Our Company and the Joint Global Coordinators (as agents for our Company), or their respective agents and nominees, have full discretion to reject or accept any application, or to accept only part of any application.

Our Company, the Joint Global Coordinators and the Hong Kong Underwriter(s), in their capacity as our Company's agents, and their agents and nominees do not have to give any reason for any rejection or acceptance.

- **If the allotment of Hong Kong Public Offer Shares is void:**

The allotment of Hong Kong Public Offer Shares to you or to HKSCC Nominees (if you give **electronic application instructions** or apply by a **YELLOW** Application Form) will be void if the Listing Committee of the Hong Kong Stock Exchange does not grant permission to list the H Shares either:

— within three weeks from the closing of the application lists; or

— within a longer period of up to six weeks if the Listing Committee of the Hong Kong Stock Exchange notifies our Company of that longer period within three weeks of the closing date of the application lists.

- **You will not receive any allotment if:**
  - — you make multiple applications or suspected multiple applications;
  - — you or the person for whose benefits you apply for have applied for or taken up, or indicated an interest for, or have been or will be placed or allocated (including conditionally and/or provisionally) Hong Kong Public Offer Shares and/or H Shares in the International Offering. By filling in any of the Application Forms or applying by giving **electronic application instructions** to HKSCC, you agree not to apply for Hong Kong Public Offer Shares as well as H Shares in the International Offering. Reasonable steps will be taken to identify and reject applications in the Hong Kong Public Offering from investors who have received H Shares in the International Offering, and to identify and reject indications of interest in the International Offering from investors who have received Hong Kong Public Offer Shares in the Hong Kong Public Offering;
  - — your payment is not made correctly or you pay by cheque or banker's cashier order and the cheque or banker's cashier order is dishonored upon its first presentation;
  - — your Application Form is not completed in accordance with the instructions as stated in the Application Form (if you apply by an Application Form);
  - — the Hong Kong Underwriting Agreement and the International Underwriting Agreement do not become unconditional; or
  - — the Hong Kong Underwriting Agreement and the International Underwriting Agreement are terminated in accordance with their respective terms.

  You should also note that you may apply for H Shares under the Hong Kong Public Offering or indicate an interest for H Shares under the International Offering, but may not do both.

5. HOW MUCH ARE THE HONG KONG PUBLIC OFFER SHARES

The maximum Offer Price is HK$4.05 per H Share. You must also pay brokerage of 1%, SFC transaction levy of 0.004% and Hong Kong Stock Exchange trading fee of 0.005% in full. This means that for every board lot of 1,000 H Shares you will pay approximately HK$4,090.86. The Application Forms have tables showing the exact amount payable for multiples of H Shares up to 81,160,000 H Shares. Your application must be for a minimum of 1,000 H Shares. Applications must be in one of the numbers set out in the tables in the Application Forms. No application for any other number of H Shares will be considered and any such application is liable to be rejected.

You must pay the amount payable upon application for the H Shares by one cheque or one banker's cashier order in accordance with the terms set out in the Application Form (if you apply by an Application Form).

If your application is successful, brokerage is paid to participants of the Hong Kong Stock Exchange (as the case may be), the SFC transaction levy and Hong Kong Stock Exchange trading fee are paid to the Hong Kong Stock Exchange (in the case of the SFC transaction levy, collected on behalf of the SFC).

6. REFUND OF APPLICATION MONIES

If you do not receive any Hong Kong Public Offer Shares for any reason, our Company will refund your application monies, including brokerage of 1%, SFC transaction levy of 0.004% and Hong Kong Stock

Exchange trading fee of 0.005%. No interest will be paid thereon. All interest accrued on such monies prior to the date of despatch of refund cheques will be retained for the benefit of our Company.

If your application is accepted only in part, our Company will refund the appropriate portion of your application monies, including the related brokerage of 1%, SFC transaction levy of 0.004% and Hong Kong Stock Exchange trading fee of 0.005%, without interest.

If the Offer Price as finally determined is less than HK$4.05 per H Share (excluding brokerage, SFC transaction levy and Hong Kong Stock Exchange trading fee thereon) initially paid on application, our Company will refund the surplus application monies, together with the related brokerage of 1%, SFC transaction levy of 0.004% and Hong Kong Stock Exchange trading fee of 0.005% attributable to the surplus application monies, without interest. Details of the procedure for refund are set out above in the section headed "Despatch/collection of share certificates and refund cheques".

In a contingency situation involving a substantial over-subscription, at the discretion of our Company, the Joint Sponsors and the Joint Global Coordinators, cheques for applications for certain small denominations of Hong Kong Public Offer Shares (apart from successful applications) may not be cleared.

Refund of your application monies (if any) will be made on Monday,18 December, 2006 in accordance with the various arrangements as described above.

7. COMMENCEMENT OF DEALINGS IN THE H SHARES

Dealings in the H Shares are expected to commence on Tuesday, 19 December, 2006.

The H Shares will be traded in board lots of 1,000 H Shares each. The stock code of the H Shares is 1898.

8. H SHARES WILL BE ELIGIBLE FOR ADMISSION INTO CCASS

If the Hong Kong Stock Exchange grants the listing of, and permission to deal in, the H Shares and our Company complies with the stock admission requirements of HKSCC, the H Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the date of commencement of dealings in the H Shares on the Hong Kong Stock Exchange or any other date HKSCC chooses. Settlement of transactions between participants of the Hong Kong Stock Exchange is required to take place in CCASS on the second business day after any trading day.

All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

Investors should seek the advice of their stockbroker or other professional adviser for details of the settlement arrangement as such arrangements may affect their rights and interests.

All necessary arrangements have been made enabling the H Shares to be admitted into CCASS.

The following is the text of a report received from the reporting accountants, PricewaterhouseCoopers, Certified Public Accountants, Hong Kong for the purposes of incorporation in this Prospectus.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong

6 December 2006

The Directors
China Coal Energy Company Limited.
China International Capital Corporation (Hong Kong) Limited
Citigroup Global Markets Asia Limited
Morgan Stanley Dean Witter Asia Limited

Dear Sirs,

We set out below our report on the financial information relating to China Coal Energy Company Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") for each of the years ended 31 December 2003, 2004 and 2005 and the six months ended 30 June 2005 and 2006 (the "Relevant Periods") for inclusion in the prospectus of the Company dated 6 December 2006 (the "Prospectus") in connection with the initial listing of the shares of the Company on the Main Board of The Stock Exchange of Hong Kong Limited.

The Company was incorporated in the People's Republic of China (the "PRC" or "China") on 22 August 2006 as a joint stock limited company under the Company Law of the PRC. Pursuant to a group restructuring of China National Coal Group Corporation ("China Coal Group" or the "Parent Company") as described in Note 1 of Section II below (the "Restructuring"), the Company became the holding company of the companies now comprising the Group.

As of the date of this report, the Company had direct and indirect interests in the subsidiaries, jointly controlled entities and associates as set out in Note 36 of Section II below. Except for Sunfield Resources Pty. Limited which has adopted 30 June as its financial year end date, for the purpose of this report, all other companies now comprising the Group and the Group's jointly controlled entities and associates have adopted 31 December as their financial year end date. The accounts of these entities were prepared in accordance with the relevant accounting principles and financial regulations applicable to PRC enterprises ("PRC GAAP") or other accounting principles applicable to those companies in their respective jurisdictions.

No audited financial statements have been prepared for the Company since the date of its incorporation as it was newly incorporated and has not been involved in any significant business transactions other than the Restructuring referred to herein. For the purpose of the Restructuring, the directors of the Company have prepared the combined financial statements of the Group for each of the years ended 31 December 2003, 2004 and 2005 and the six months ended 30 June 2006 in accordance with PRC GAAP (the "PRC GAAP Financial Statements"). The PRC GAAP Financial Statements were audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company (普華永道中天會計師事務所有限公司).

The directors of the Company (the "Directors") have prepared the combined financial information of the Group for the Relevant Periods as set out in Sections I and II below (the "Financial Information") in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board based on the audited PRC GAAP Financial Statements of the Group for the years ended 31 December 2003, 2004 and 2005 and the six months ended 30 June 2006 and the unaudited combined PRC GAAP financial statements for the six months ended 30 June 2005, on the basis set out in Note 2(a) of Section II below, after making such adjustments as are appropriate.

For the purpose of this report, we have carried out independent audit procedures on the Financial Information in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountant (the "HKICPA"), and have examined the Financial Information and carried out such additional procedures as are necessary in accordance with the Auditing Guideline "Prospectuses and the Reporting Accountant" issued by the HKICPA.

We have reviewed the Financial Information for the six months ended 30 June 2005 in accordance with SAS 700 "Engagements to Review Interim Financial Reports" issued by the HKICPA. A review consists principally of making enquiries of the Group's management and applying analytical procedures to the financial information and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the Financial Information for the six months ended 30 June 2005.

The directors and management of the respective companies now comprising the Group, its jointly controlled entities and associates, during the Relevant Periods, are responsible for preparing financial statements which give a true and fair view. In preparing the financial statements, it is fundamental that appropriate accounting policies are selected and applied consistently.

The Directors are responsible for the Financial Information. It is our responsibility to form an independent opinion, based on our examination, on the Financial Information and to report our opinion.

In our opinion, the Financial Information, for the purpose of this report and prepared on the basis set out in Note 2(a) of Section II below, gives a true and fair view of the combined state of affairs of the Group as of 31 December 2003, 2004, 2005 and 30 June 2006 and the combined results and combined cash flows of the Group for the years ended 31 December 2003, 2004, and 2005 and the six months ended 30 June 2006.

Moreover, on the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the Financial Information for the six months ended 30 June 2005.

I. FINANCIAL INFORMATION

The following is the combined financial information of the Group for the Relevant Periods, prepared on the basis set out in Note 2(a) of Section II below and after making such adjustments as are appropriate.

(a) Combined balance sheets

	Note	As of 31 December 2003 RMB'000	As of 31 December 2004 RMB'000	As of 31 December 2005 RMB'000	As of 30 June 2006 RMB'000
ASSETS					
Non-current assets					
Property, plant and equipment	7	9,694,560	11,640,313	13,618,506	14,710,778
Land use rights	8	71,844	95,172	159,046	147,447
Mining rights	9	56,063	74,997	73,245	71,627
Intangible assets	10	3,076	4,644	14,815	14,087
Investments in associates	11	82,725	96,518	98,911	468,131
Available-for-sale financial assets	12	93,126	93,480	125,749	165,043
Deferred tax assets	20	431,802	409,712	399,307	423,118
		10,433,196	12,414,836	14,489,579	16,000,231
Current assets					
Inventories	13	1,608,647	2,090,445	2,566,187	2,668,030
Trade and notes receivable	14	2,164,803	2,496,433	3,386,684	4,244,768
Prepayments and other receivables	15	1,315,913	2,234,237	3,099,232	3,161,050
Financial assets at fair value through profit or loss	16	23,142	17,979	17,788	8,334
Restricted bank deposits	17	215,194	231,742	15,949	—
Term deposits with initial terms of over three months	17	48,834	32,692	46,377	10,000
Cash and cash equivalents	17	2,976,245	3,246,483	3,140,317	2,294,006
		8,352,778	10,350,011	12,272,534	12,386,188
TOTAL ASSETS		18,785,974	22,764,847	26,762,113	28,386,419
EQUITY					
Owner's equity	18	981,233	1,951,687	3,929,503	5,035,250
Minority interests		1,063,470	983,908	664,414	919,922
Total equity		2,044,703	2,935,595	4,593,917	5,955,172
LIABILITIES					
Non-current liabilities					
Long-term borrowings	19	6,027,786	7,592,031	8,376,977	8,770,706
Deferred tax liabilities	20	56,055	138,789	232,510	340,011
Provision for employee benefits		87,598	87,558	79,202	77,416
Provision for close down, restoration and environmental costs	23	730,591	672,044	684,046	698,502
		6,902,030	8,490,422	9,372,735	9,886,635
Current liabilities					
Trade and notes payable	21	2,798,858	3,454,947	4,231,206	4,026,133
Accruals and other payables	22	2,972,681	4,292,376	5,287,711	4,702,187
Taxes payable		458,182	724,109	880,021	939,511
Short-term borrowings	19	3,122,058	2,309,379	2,103,765	2,479,685
Current portion of long-term borrowings	19	449,080	460,489	265,521	369,314
Current portion of provision for close down, restoration and environmental costs	23	38,382	97,530	27,237	27,782
		9,839,241	11,338,830	12,795,461	12,544,612
Total liabilities		16,741,271	19,829,252	22,168,196	22,431,247
TOTAL EQUITY AND LIABILITIES		18,785,974	22,764,847	26,762,113	28,386,419
NET CURRENT LIABILITIES		1,486,463	988,819	522,927	158,424
TOTAL ASSETS LESS CURRENT LIABILITIES		8,946,733	11,426,017	13,966,652	15,841,807

(b) Combined income statements

	Note	Year ended 31 December 2003 RMB'000	2004 RMB'000	2005 RMB'000	Six months ended 30 June 2005 RMB'000 (unaudited)	2006 RMB'000
Revenue	6	14,480,788	22,163,793	30,061,275	15,011,895	14,679,701
Cost of sales						
Materials		(8,819,800)	(10,661,736)	(16,237,688)	(7,456,232)	(7,134,029)
Staff costs		(798,277)	(963,750)	(1,156,495)	(562,289)	(689,442)
Depreciation and amortisation		(569,786)	(802,630)	(913,010)	(403,399)	(524,659)
Repairs and maintenance		(199,248)	(285,237)	(240,199)	(61,057)	(97,464)
Transportation cost		(1,839,769)	(3,709,458)	(4,055,441)	(2,082,212)	(2,265,609)
Sales taxes and surcharges		(89,633)	(187,220)	(288,170)	(139,145)	(174,913)
Others		(446,184)	(933,929)	(1,546,756)	(714,555)	(749,736)
Cost of sales		(12,762,697)	(17,543,960)	(24,437,759)	(11,418,889)	(11,635,852)
Gross profit		1,718,091	4,619,833	5,623,516	3,593,006	3,043,849
Selling, general and administrative expenses		(848,146)	(1,134,630)	(1,483,825)	(731,310)	(835,810)
Other gains	26	86,450	71,501	126,574	44,155	87,452
Other operating income, net		50,186	138,695	162,362	93,696	107,469
Total operating expenses		(711,510)	(924,434)	(1,194,889)	(593,459)	(640,889)
Profit from operations		1,006,581	3,695,399	4,428,627	2,999,547	2,402,960
Finance costs	25	(675,362)	(527,755)	(112,340)	(23,672)	(291,539)
Share of profits/(losses) of associates	11	747	(1,877)	(6,070)	3,098	(1,155)
Profit before income tax		331,966	3,165,767	4,310,217	2,978,973	2,110,266
Income tax expense	28	(93,322)	(730,222)	(758,772)	(586,931)	(627,873)
Profit for the year/period		238,644	2,435,545	3,551,445	2,392,042	1,482,393
Attributable to:						
Equity owner of the Company		140,965	2,248,233	3,343,473	2,179,007	1,334,388
Minority interests		97,679	187,312	207,972	213,035	148,005
		238,644	2,435,545	3,551,445	2,392,042	1,482,393
Dividends	29	403,980	798,880	1,161,429	178,275	160,604

(c) **Combined statements of changes in equity**

	Note	Owner's equity RMB'000	Minority interests RMB'000	Total equity RMB'000
As of 1 January 2003		653,248	935,107	1,588,355
Profit for the year		140,965	97,679	238,644
Contributions		507,067	185,125	692,192
Net cash inflow in funding certain Retained Businesses		88,596	—	88,596
Deemed distribution to Parent Company arising from the acquisition of Datun Aluminium	18(b)	(94,256)	(56,265)	(150,521)
Other distributions		(5,375)	(3,208)	(8,583)
Dividends		(309,012)	(94,968)	(403,980)
As of 1 January 2004		981,233	1,063,470	2,044,703
Profit for the year		2,248,233	187,312	2,435,545
Contributions		310,175	144,495	454,670
Net cash outflow in funding certain Retained Businesses		(424,097)	—	(424,097)
Other distributions		(486,147)	(290,199)	(776,346)
Dividends		(677,710)	(121,170)	(798,880)
As of 1 January 2005		1,951,687	983,908	2,935,595
Profit for the year		3,343,473	207,972	3,551,445
Contributions		66,132	20,260	86,392
Net cash outflow in funding certain Retained Businesses		(92,100)	—	(92,100)
Deemed distribution to Parent Company arising from the acquisition of nine power generators	18(b)	(392,160)	(234,093)	(626,253)
Other distributions		(49,878)	(29,776)	(79,654)
Purchase of equity from minority shareholders	18(c)	155,213	(155,213)	—
Decrease of equity interest due to the liquidation of a subsidiary		—	(20,079)	(20,079)
Dividends		(1,052,864)	(108,565)	(1,161,429)
As of 1 January 2006		3,929,503	664,414	4,593,917
Profit for the period		1,334,388	148,005	1,482,393
Contributions		50,000	8,838	58,838
Net cash outflow in funding certain Retained Businesses		(19,372)	—	(19,372)
Transfer of equity to minority shareholders	18(d)	(159,004)	159,004	—
Dividends		(100,265)	(60,339)	(160,604)
As of 30 June 2006		5,035,250	919,922	5,955,172

(d) Combined cash flow statements

	Note	Year ended 31 December 2003 RMB'000	2004 RMB'000	2005 RMB'000	Six months ended 30 June 2005 RMB'000 (unaudited)	2006 RMB'000
Cash flows from operating activities						
Net cash inflows generated from operations	32	1,733,644	4,370,402	3,825,343	2,359,407	1,806,990
Interest paid		(569,773)	(466,540)	(469,659)	(172,250)	(284,652)
Interest received		52,468	48,629	71,659	34,687	35,682
Income tax paid		(231,260)	(461,779)	(661,944)	(516,678)	(415,039)
Net cash generated from operating activities		985,079	3,490,712	2,765,399	1,705,166	1,142,981
Cash flows from investing activities						
Purchases of property, plant and equipment		(1,866,206)	(2,518,882)	(2,876,386)	(1,326,912)	(1,666,755)
Proceeds from disposal of property, plant and equipment		58,976	61,426	45,669	24,463	23,588
Purchase of land use rights, mining rights and intangible assets		(28,814)	(52,190)	(77,355)	(35,017)	(505)
Proceeds from disposal of land use rights, mining rights and intangible assets		—	3,957	—	—	9,057
Proceeds from disposal of financial assets at fair value through profit or loss		7,571	5,005	—	—	16,533
Purchase of available-for-sale financial assets		(9,920)	(28,270)	(35,272)	(19,310)	(46,340)
Proceeds from disposal of available-for-sale financial assets		56,417	11,017	3,003	2,708	7,046
Increase in investments in associates		(73,953)	(15,709)	(15,059)	(13,723)	(377,669)
Proceeds from disposal of associates		—	39	6,596	1,000	7,294
Dividends received		19,225	8,361	29,037	9,116	11,995
Decrease/(increase)in restricted bank deposits		(209,577)	(16,548)	215,793	231,742	15,949
Decrease/(increase)in term deposits with initial terms of over three months		(48,834)	16,142	(13,685)	(10,000)	36,377
Net cash used in investing activities		(2,095,115)	(2,525,652)	(2,717,659)	(1,135,933)	(1,963,430)
Cash flows from financing activities						
Proceeds from short-term borrowings		3,566,649	3,268,467	3,220,544	1,614,440	1,471,000
Repayments of short-term borrowings		(3,051,639)	(4,081,146)	(3,458,439)	(1,239,486)	(1,095,080)
Proceeds from long-term borrowings		582,200	1,443,222	1,767,240	1,475,174	876,546
Repayments of long-term borrowings		(146,990)	(547,525)	(758,489)	(717,390)	(357,021)
Contribution from Parent Company		756,112	342,537	69,817	24,737	—
Contributions from minority interests		24,676	14,580	1,636	—	8,837
Distribution to Parent Company		—	(580,443)	(171,754)	(249,712)	(19,372)
Dividends paid to Parent Company		(359,406)	(517,339)	(473,029)	(271,413)	(850,433)
Distribution to Parent Company for the acquisition of Datun Aluminium	18(b)	(150,521)	—	—	—	—
Distribution to Parent Company for the acquisition of nine power generators	18(b)	—	—	(308,546)	(308,546)	—
Dividends paid to minority interests		(9,255)	(37,175)	(42,886)	(40,740)	(60,339)
Net cash generated/(used in) from financing activities		1,211,826	(694,822)	(153,906)	287,064	(25,862)
Net increase/(decrease) in cash and cash equivalents		101,790	270,238	(106,166)	856,297	(846,311)
Cash and cash equivalents, at beginning of the year/period		2,874,455	2,976,245	3,246,483	3,246,483	3,140,317
Cash and cash equivalents at end of the year/period		2,976,245	3,246,483	3,140,317	4,102,780	2,294,006

II. NOTES TO THE FINANCIAL INFORMATION

1 ORGANIZATION AND PRINCIPAL ACTIVITIES

The Company was established in the PRC on 22 August 2006 as a joint stock limited company as a result of a group restructuring of China Coal Group in preparing for a listing of the Company's shares on the Main Board of The Stock Exchange of Hong Kong Limited. The Group is principally engaged in mining and processing of coal, sales of coal and coke products and manufacturing and sales of coal mining machinery. The address of the Company's registered office is 1 Huang Si Da Jie, Chaoyang District, Beijing, the PRC.

China Coal Group is a state-owned enterprise established in the PRC in December 1981. Prior to the establishment of the Company, the Group's principal activities were carried out by companies wholly owned or controlled by China Coal Group (the "Predecessor Operations").

Pursuant to the Restructuring, the Company issued 8 billion ordinary shares of RMB1.00 per share to China Coal Group in exchange for the equity interests of all subsidiaries now comprising the Group as well as certain assets, liabilities and operations (collectively referred to as the "Transferred Businesses") previously owned by China Coal Group. The Transferred Businesses comprised mainly operations in relation to:

(i) Coal and coke production, including the operating mines and planned mines as well as China Coal Group's equity interest in certain mining companies and coking companies;

(ii) Trading of coal and coke to customers in the PRC and overseas;

(iii) Manufacturing and sales of coal mining machinery ; and

(iv) Others (including, among others, power plants, a primary aluminium factory and coal mine design institutes).

In connection with the Restructuring, certain assets, liabilities and interests historically associated with the Predecessor Operations were not transferred to the Company and were retained by China Coal Group. These assets, liabilities and interests are principally related to, among others, (i) coal trading and agency services businesses of certain overseas trading companies; (ii) non-coal related businesses; (iii) ownership of certain assets and liabilities including schools, hospitals, office buildings, staff quarters, bank balances, investments in securities and tax liabilities, and (iv) provisions of other social welfare and the operations that provided ancillary support services.

2 BASIS OF PRESENTATION

(a) Prior to and following the Restructuring, the Transferred Businesses are directly or indirectly controlled by China Coal Group. Accordingly, the Restructuring has been accounted for as a reorganization of businesses under common control in a manner similar to a uniting of interests.

The Financial Information presents the combined results and financial position of the Group as if the current structure of the Group had been in existence throughout the Relevant Periods and as if the Transferred Businesses were transferred to the Company by China Coal Group at the beginning of the earliest period presented or when such businesses were incorporated or acquired by China Coal Group, whichever is the shorter period.

In addition to the Transferred Businesses, the Financial Information also includes the assets, liabilities and results of operation of China Coal Group that are relevant to the operations of the Transferred Businesses (the "Retained Businesses"). Although these Retained Businesses were not transferred to the Company, the results of these Retained Businesses are combined with the Transferred Businesses up to the date of

Restructuring. This is because the Retained Businesses and the Transferred Businesses are under common control and management by China Coal Group and their businesses together with the assets and liabilities are closely related to those of the Group.

The following are the combined financial position and results of operations of those Retained Businesses that are included in the Financial Information:

(i) Assets and liabilities

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Property, plant and equipment	441,778	479,527	445,952	437,093
Land use rights	5,274	5,131	6,117	4,918
Intangible assets	500	100	95	1,253
Investments in associates	46,451	60,035	75,775	232,179
Available-for-sale financial assets	3,000	—	—	—
Deferred tax assets	—	—	—	1,269
Inventories	120,422	128,718	139,373	107,119
Trade and other receivables	652,662	815,910	1,186,733	1,395,619
Cash and cash equivalents	68,593	112,881	107,327	59,052
Trade and other payables	(772,255)	(1,041,465)	(1,012,405)	(1,115,032)
Borrowings	(140,700)	(99,050)	(32,000)	(100,000)
	425,725	461,787	916,967	1,023,470

(ii) Results of operations

	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000 (unaudited)	2006 RMB'000
Revenue	5,329,743	6,980,088	7,629,281	3,956,122	3,115,301
Others gains/(losses)	4,269	4,960	9,303	3,493	(1,488)
Profit from operations	51,816	421,153	94,405	123,080	74,293
Finance costs	—	(799)	(2,302)	(716)	(4,883)
Income tax expense	(14,858)	(83,028)	(25,898)	(26,402)	(10,284)
Profit for the year/period	36,958	337,326	66,205	95,962	59,126

As a result of the segregation and separate management of the Retained Businesses by China Coal Group effective on 22 August 2006, the above assets and liabilities retained by China Coal Group will be reflected as a distribution to the Parent Company in the consolidated statement of changes in shareholders' equity for the year ending 31 December 2006.

Management believes that all historical costs of operations have been reflected in the Financial Information. Expenses that were specifically attributable to the Predecessor Operations, including the costs of ancillary, social and supporting services provided to the Predecessor Operations by China Coal Group, are reflected in the Financial Information. Income taxes have been determined as if the Predecessor Operations were a separate taxable entity for all the periods presented.

The Financial Information set out in this report has been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"). IFRS 1, First-time Adoption of IFRS, has been applied in preparing the Financial Information. The Financial Information is the first set of the Group's financial statements prepared in accordance with IFRS. No financial statements for the Group had previously been prepared by the Group's management.

The policies set out below have been consistently applied to all the periods presented except that a subsidiary, Shanghai Datun Energy Resources Co., Ltd., has taken the exemption available under IFRS 1 to use the revaluation under PRC GAAP of property, plant and equipment before the date of transition to IFRS as deemed cost at the date of the revaluation.

The Group has early adopted IFRS 6, Exploration for and Evaluation of Mineral Resources, which is relevant to its operations. The early adoption of IFRS 6 did not result in substantial changes to the Group's accounting policies.

The Financial Information has been prepared under the historical convention, as modified by the revaluation of certain investments at fair value as disclosed in the accounting policies below.

The preparation of the Financial Information in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the Financial Information, are disclosed in Note 5 of this section.

(b) As of 30 June 2006, the Group has net current liabilities of RMB158,424,000. On the other hand, at 30 June 2006, the Group has unutilised banking facilities of approximately RMB23,774,000,000. Based on the Group's history of obtaining finance, its available banking facilities, its operating performance, its working capital forecast and financial obligations in the next twelve months, the Directors consider that there are sufficient financial resources available to the Group to meet its liabilities as and when they fall due and to carry on its businesses in the foreseeable future. Accordingly, the Directors have prepared the Financial Information on a going concern basis.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of the Financial Information are set out below. These policies have been consistently applied throughout the Relevant Periods, unless otherwise stated.

The following new standards, amendments to standards and interpretations are mandatory for the financial year ending 31 December 2006. The adoption of these new standards, amendments and interpretations did not result in substantial changes to the Group's accounting policies.

- Amendment to IAS 1, "Presentation of Financial Statement", effective for annual periods beginning on or after 1 January 2006;
- Amendment to IAS 19, "Actuarial gains and losses, group plans and disclosures", effective for annual periods beginning on or after 1 January 2006;
- Amendment to IAS 39, Amendment to "the fair value option", effective for annual periods beginning on or after 1 January 2006;
- Amendment to IAS 21, Amendment "Net investment in a foreign operation", effective for annual periods beginning on or after 1 January 2006;

- Amendment to IAS 39, Amendment "Cash flow hedge accounting of forecast intragroup transactions", effective for annual periods beginning on or after 1 January 2006;
- Amendment to IAS 39 and IFRS 4, Amendment "Financial guarantee contracts", effective for annual periods beginning on or after 1 January 2006;
- IFRIC 4, "Determining whether an arrangement contains a lease", effective for annual periods beginning on or after 1 January 2006;
- IFRIC 5, "Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds", effective for annual periods beginning on or after 1 January 2006;
- IFRIC 6, "Liabilities arising from participating in a specific market-waste electrical and electronic equipment", effective for annual periods beginning on or after 1 December 2005. This interpretation is not relevant for the Group.

(a) Group accounting

(i) Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Inter-company transactions, balances and unrealised gains on transactions among group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(ii) Associates

Associates are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

(iii) Jointly controlled entities

A jointly controlled entity is a joint venture in respect of which a contractual arrangement is established among the participating venturers and whereby the Group together with the other venturers undertake an economic activity which is subject to joint control and none of the venturers has unilateral control over the economic activity. The Group's interest in jointly controlled entities is accounted for by proportionate consolidation. Under this method, the Group includes its share of the jointly controlled entities' individual income and expenses, assets and liabilities and cash flows in the relevant components of the Financial Information on a line-by-line basis.

The Group recognises the portion of gains or losses on the sale of assets to jointly controlled entities that it is attributable to the other venturers. The Group does not recognise its share of profits or losses from jointly controlled entities that result from the purchase of assets by the Group from jointly controlled entities until the Group resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets, or an impairment loss, the loss is recognised immediately.

(b) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns different from those of segments operating in other economic environments.

(c) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "Functional Currency"). The combined financial information is presented in Renminbi ("RMB"), which is the Company's functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the Functional Currency using the applicable exchange rates quoted by the People's Bank of China prevailing at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, other than those capitalised as construction in progress, are recognised in the income statement.

Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit and loss are recognised in the income statement as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available for sale are included in the fair value reserve in equity.

(iii) Group companies

The results and financial positions of all the group entities (none of which has the currency of a hyperinflationary economy) that have a Functional Currency different from the presentation currency are translated into the presentation currency as follows:

(1) Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(2) Income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(3) All resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings, are taken to equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

The Group did not enter into any hedge contracts during any of the periods presented.

(d) Exploration and evaluation expenditures

Exploration and evaluation expenditure comprises costs which are directly attributable to: researching and analysing existing exploration data; conducting geological studies, exploratory drilling and sampling; examining and testing extraction and treatment methods; and compiling pre-feasibility and feasibility studies. Exploration and evaluation expenditure also includes the costs incurred in acquiring mining rights, the entry premiums paid to gain access to areas of interest and amounts payable to third parties to acquire interests in existing projects.

During the initial stage of a project, exploration and evaluation costs are expensed as incurred. Expenditure on a project after it has reached a stage at which there is a high degree of confidence in its viability is capitalised and transferred to property, plant and equipment if the project proceeds. If a project does not prove viable, all irrecoverable costs associated with the project are expensed in the income statement.

(e) Property, plant and equipment

Property, plant and equipment, which consist of buildings, mining structures, plant, machinery and equipment, railway structures and motor vehicles, fixtures and others, are stated at historical cost, less accumulated depreciation and impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance are charged to the income statement in the period incurred.

Other than mining structures, depreciation of each asset is calculated using the straight-line method to allocate its cost to its residual value over its estimated useful life. The estimated useful lives of property, plant and equipment are as follows:

Buildings	10-50 years
Plant, machinery and equipment	8-18 years
Railway structures	25-30 years
Motor vehicles, fixtures and others	5-15 years

Mining structures (including the main and auxiliary mine shafts and underground tunnels) are depreciated on the units of production method utilising only proved coal reserves in the depletion base.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 3(k)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount and are included in the combined income statement.

(f) Deferred overburden removal costs

Stripping ratios are determined by comparing the quantity of coal mined to the quantity of overburden, or waste removed to access the coal. Costs are deferred to the balance sheet, where appropriate, when the actual stripping ratios vary from the planned mine average stripping ratios. Deferral of costs to the balance sheet is not made where the actual stripping ratio is expected to be evenly distributed. Costs, which have previously been deferred to the balance sheet (deferred overburden removal costs), are included in the income statement on a units of production basis utilising average stripping ratios. Changes in estimates of average stripping ratios are accounted for prospectively from the date of the change.

(g) Construction in progress

Construction in progress represents property, plant and equipment under construction or pending installation, and is stated at cost less impairment losses. Cost comprises direct costs of construction including borrowing costs attributable to the construction during the period of construction. No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and ready for intended use.

(h) Land use rights

Land use rights are stated at cost less accumulated amortisation and impairment losses. Cost represents consideration paid for the rights to use the land on which various plants and buildings are situated for periods varying from 20 to 50 years. Amortisation of land use rights is calculated on a straight-line basis over the period of the land use right.

(i) Mining rights

Mining rights are stated at cost less accumulated amortisation and impairment losses and are amortised on the units of production method utilising only proved and probable coal reserves in the depletion base.

(j) Intangible assets

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives of 5 years. Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred.

(k) Impairment of assets

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

(l) Financial assets

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

(i) Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. Loan and receivables are included in "trade receivables" and "prepayments and other receivables" in the balance sheet.

(iii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Regular purchases and sales of investments are recognised on the trade-date — the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the income statement. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of

ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortised cost using the effective interest method. Gains and losses arising from changes in the fair value of the "financial assets at fair value through profit or loss" category, including interest and dividend income, are included in the income statement in the period in which they arise.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available for sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences are recognised in profit or loss, and other changes in carrying amount are recognised in equity. Changes in the fair value of other monetary securities classified as available for sale and non-monetary securities classified as available for sale are recognised in equity.

When securities classified as available for sale are sold or impaired, the accumulated fair value adjustment recognised in equity is included in the income statement as "gains or losses from investment securities". Dividends on available-for-sale equity instruments are recognised in the income statement when the Group's right to receive payment is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the Group's specific circumstances.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

(m) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined by the weighted average method. The cost of finished goods and work in progress comprises raw material, direct labour, other direct costs and related production overheads based on normal operating capacity. It excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs to completion and the estimated costs necessary to make the sale.

(n) Receivables

Receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtors, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the receivable is impaired. The amount of the provision is the difference between

the carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement within "selling, general and administrative expenses".

(o) Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

(p) Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(q) Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Financial Information. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

(r) Employee benefits

(i) Pension obligations

The Group contributes on a monthly basis to various defined contribution retirement benefit plans administered by the PRC Government. The relevant government agencies undertake to assume the retirement benefit obligation payable to all existing and future retired employees under these plans and the Group has no further obligation for post-retirement benefits beyond the contributions made. Contributions to these plans are expensed as incurred.

(ii) Early retirement benefits

Employee early retirement benefits are recognised in the period in which the Group enters into an agreement with the employee specifying the terms of early retirement or after the individual employee has

been advised of the specific terms. The specific terms vary among the early retired employees depending on various factors including position, length of services and district of the employee concerned. Early retirement benefits falling due more than 12 months after the balance sheet date are discounted to present value.

(iii) Housing benefits

All full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each period.

(s) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

When there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre — tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

(t) Provisions for close down, restoration and environmental costs

One consequence of coal mining is land subsidence caused by the resettlement of the land at the mining sites. Depending on the circumstances, the Group may relocate inhabitants from the mining sites prior to conducting mining activities or the Group may compensate the inhabitants for losses or damage from close down and land subsidence after the sites have been mined. The Group may also be required to make payments for restoration, rehabilitation or environmental protection of the land after the sites have been mined.

Close down and restoration costs include the dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas. Close down and restoration costs are provided in the accounting period when the obligation arising from the related disturbance occurs, whether this occurs during mine development or during the production phase, based on the net present value of estimated future costs. The cost is capitalised where it gives rise to future benefits, whether the rehabilitation activity is expected to occur over the life of the operation or at the time of close down. The capitalised cost is amortised over the life of the operation and the increase in the net present value of the provision is included in borrowing costs. Where there is a change in the expected decommissioning and restoration costs, an adjustment is recorded against the carrying value of the provision and related assets, and the effect is then recognised in the income statement on a prospective basis over the remaining life of the operation. Provisions for close down and restoration costs do not include any additional obligations which are expected to arise from future disturbance. The cost estimates are reviewed and revised at each balance sheet date to reflect changes in conditions.

(u) Revenue recognition

Revenue comprises the fair value for the sale of goods or services, net of value-added tax, rebates and discounts and after eliminating sales within the Group. Revenue is recognised as follows:

(i) Sales of goods

Revenue associated with the sale of coal, coke, mining machinery and ancillary materials and other goods is recognised when the title to the goods has been passed to the customer, which is at the date when the customer receives and accepts the goods and collectibility of the related receivables is reasonably assured.

(ii) Sales of services

Sales of services are recognised in the accounting period in which the services are rendered.

(iii) Interest income

Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised either as cash is collected or on a cost-recovery basis as conditions warrant.

(iv) Dividend income

Dividend income is recognised when the right to receive payment is established.

(v) Borrowing costs

Borrowing costs comprise interest incurred on borrowings, amortisation of discounts or premiums, ancillary costs incurred in connection with the arrangement of borrowings, and exchange differences arising from foreign currency borrowings. Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use are capitalised as part of the cost of that asset. Other borrowing costs are recognised as expenses and included as finance costs in the period in which they are incurred.

(w) Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(x) Dividend distribution

Dividends are recognised as a liability in the period in which they are approved.

(y) Government grants

Grants from government are recognised at their fair value where there is reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants related to cost are deferred and recognised in the income statement over the periods necessary to match them with the related costs that they are intended to compensate.

(z) Recently issued accounting standards

The following new standards and interpretations that have been issued but are not yet effective have not been applied. The impact of initial application is expected to have no significant effect in the Group's financial statements.

		Effective from
IFRS 7	Financial Instruments: Disclosures, and a Complementary Amendment to IAS 1, Presentation of Financial Statements-Capital Disclosures	1 January 2007
IFRIC 7	Applying the Restatement Approach under IAS 29	1 March 2006
IFRIC 8	Scope of IFRS 2	1 May 2006
IFRIC 9	Reassessment of Embedded Derivatives	1 June 2006
IFRIC 10	Interim Financial Reporting and Impairment	1 November 2006

4 FINANCIAL RISK MANAGEMENT

4.1 Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk, liquidity risk, cash flow and fair value interest-rate risk. In addition, the Group's operations are affected by certain commodity price fluctuations. The Group historically has not used derivative instruments for hedging or trading purposes. The majority of the financial instruments held by the Group are for purposes other than trading.

(a) Market risk

(i) Foreign exchange risk

The Group's operations (such as export sales, imports of machinery and equipment, and foreign currency borrowings (Note 19(i))) expose it to foreign exchange risk arising from various currency exposures primarily with respect to the United States Dollar ("USD") and Japanese Yen. In addition, RMB is not freely convertible into other foreign currencies and conversion of RMB into foreign currencies is subject to rules and regulations of foreign exchange control promulgated by the PRC Government. The Group historically has not used any forward contracts or other means to hedge the potential fluctuations in foreign exchange rates.

(ii) Commodity price risk

The Group is principally engaged in the production and sale of coal and coke. The coal and coke markets are influenced by global as well as regional supply and demand conditions. A decline in prices of coal or coke could adversely affect the Group's financial performance. The Group historically has not used any commodity derivative instruments to hedge the potential price fluctuations of coal or coke.

(b) Credit risk

The Group has no significant concentrations of credit risk. The carrying amounts of cash and cash equivalents, time deposits, trade and notes receivable and other current assets except for prepayments included in the combined balance sheets represent the Group's maximum exposure to credit risk in relation to its financial assets. The Group has policies in place to ensure that sales of products are made to customers with an appropriate credit history. The Group's historical experience in collection of trade and other receivables falls within the recorded allowance and the directors are of the opinion that adequate provision for uncollectible receivables has been made in the Financial Information.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities (Note 19(j)). Due to the dynamic nature of the underlying businesses, the Group maintains a reasonable level of cash and cash equivalents, and further supplements this by keeping committed credit lines available.

The Group's primary cash requirements have been for purchases of materials, machinery and equipment and payment of related debts. The Group finances its working capital requirements through a combination of funds generated from operations and bank loans.

(d) Cash flow and fair value interest risk

As the Group has no significant interest-bearing assets, the Group's income and operating cash flows are substantially independent of changes in market interest rates.

The Group's interest-rate risk mainly arises from borrowings. Borrowings at variable rates expose the Group to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Group to fair value interest-rate risk. The Group historically has not used any financial instruments to hedge potential fluctuations in interest rates.

4.2 Fair value estimation

The carrying amounts of the Group's financial assets including cash and cash equivalents, deposits in approved financial institutions, trade and other receivables; and financial liabilities including trade and other payables and short-term borrowings, approximate their fair values due to their short maturities. The face values less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year, if any, are assumed to approximate their fair values.

The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Group for similar financial instruments. The fair values of long-term borrowings are disclosed in Note 19(h).

5 CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i) Carrying value of non-current assets

Non-current assets, including property, plant and equipment, land use rights, mining rights and intangible assets, are carried at cost less accumulated amortisation. These carrying amounts are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. In estimating the recoverable amounts of assets, various assumptions, including future cash flows to be associated with the non-current assets and discount rates, are made. If future events do not correspond to such assumptions, the recoverable amounts will need to be revised, and this may have an impact on the Group's results of operations or financial position.

(ii) Useful lives of property, plant and equipment

The Group's management determines the estimated useful lives and related depreciation charges for its property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. It could change significantly as a result of technical innovations and competitor actions in response to severe industry cycles. Management will increase the depreciation charges where useful lives are less than previously estimated lives, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

(iii) Trade and other receivables

The Group's management determines the provision for impairment of trade and other receivables. This estimate is based on the credit history of its customers and current market conditions. Management reassesses the provision at each balance sheet date.

(iv) Income taxes

There are certain transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. In addition, the realisation of future income tax assets is dependent on the Group's ability to generate sufficient taxable income in future years to utilise income tax benefits and income tax loss carry-forwards. Deviations of future profitability from estimates would result in adjustments to the value of future income tax assets and liabilities that could have a significant effect on earnings.

(v) Provision for close down, restoration and environmental costs

The provision for close down, restoration and environment costs is determined by management based on their past experience and best estimation of future expenditures, after taking into account existing relevant PRC regulations However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future years, the estimate of the associated costs may be subject to revision from time to time.

6 REVENUE AND SEGMENT INFORMATION

(a) Primary reporting format — business segments

The Group organises its business into four main business segments:

- Coal — Production and sales of coal
- Coke — Production and sales of coke
- Machinery — Manufacturing and sales of mining machinery
- Others, including design of mining structures, trading of other products, generation and sales of electric power, production and sale of primary aluminium, transportation services and agency services. None of these constitutes a separately reportable segment.

Segment assets and liabilities are those assets and liabilities as disclosed in the combined balance sheets in Section I above.

Capital expenditure comprises additions to property, plant and equipment (Note 7), land use rights (Note 8), mining rights (Note 9) and intangible assets (Note 10).

	As of and for the year ended 31 December 2003					
	Coal RMB'000	Coke RMB'000	Machinery RMB'000	Others RMB'000	Inter-segment eliminations RMB'000	Total RMB'000
Segment results						
Revenue						
— External	11,656,728	1,064,935	1,057,932	701,193	—	14,480,788
— Inter-segment	94,112	—	67,426	129,526	(291,064)	—
	11,750,840	1,064,935	1,125,358	830,719	(291,064)	14,480,788
Profit from operations	655,823	122,634	60,323	178,698	(10,897)	1,006,581
Finance costs (Note 25)						(675,362)
Share of profits of associates						747
Profit before income tax						331,966
Income tax expense						(93,322)
Profit for the year						238,644
Segment assets and liabilities						
Assets						
Segment assets	11,444,993	580,545	1,429,227	1,734,288	(75,154)	15,113,899
Unallocated assets						3,672,075
Total assets						18,785,974
Liabilities						
Segment liabilities	5,666,270	115,497	859,436	325,331	(51,441)	6,915,093
Unallocated liabilities						9,826,178
Total liabilities						16,741,271
Other segment information						
Depreciation	561,857	789	32,451	42,722	—	637,819
Amortisation	2,706	—	298	19	—	3,023
Provision for impairment of receivables	9,482	—	16,357	51	(135)	25,755
Capital expenditure	1,449,071	118,140	57,545	807,925	—	2,432,681

	As of and for the year ended 31 December 2004					
	Coal RMB'000	Coke RMB'000	Machinery RMB'000	Others RMB'000	Inter-segment eliminations RMB'000	Total RMB'000
Segment results						
Revenue						
— External	17,733,040	2,039,214	1,479,367	912,172	—	22,163,793
— Inter-segment	137,083	14,583	118,082	217,111	(486,859)	—
	17,870,123	2,053,797	1,597,449	1,129,283	(486,859)	22,163,793
Profit from operations	2,808,306	631,941	100,056	172,643	(17,547)	3,695,399
Finance costs (Note 25)						(527,755)
Share of losses of associates						(1,877)
Profit before income tax						3,165,767
Income tax expense						(730,222)
Profit for the year						2,435,545
Segment assets and liabilities						
Assets						
Segment assets	13,633,711	1,375,344	1,537,817	2,605,348	(308,002)	18,844,218
Unallocated assets						3,920,629
Total assets						22,764,847
Liabilities						
Segment liabilities	6,852,920	366,002	1,115,393	941,763	(282,334)	8,993,744
Unallocated liabilities						10,835,508
Total liabilities						19,829,252
Other segment information						
Depreciation	730,355	6,255	38,184	88,311	—	863,105
Amortisation	3,116	—	1,042	245	—	4,403
(Reversal of) / provision for impairment of receivables	(18,203)	—	2,568	778	(730)	(15,587)
Capital expenditure	1,538,173	595,328	75,179	717,245	—	2,925,925

	As of and for the year ended 31 December 2005					
	Coal RMB'000	Coke RMB'000	Machinery RMB'000	Others RMB'000	Inter-segment eliminations RMB'000	Total RMB'000
Segment results						
Revenue						
— External	25,147,700	1,591,275	1,891,185	1,431,115	—	30,061,275
— Inter-segment	226,661	—	120,230	195,177	(542,068)	—
	25,374,361	1,591,275	2,011,415	1,626,292	(542,068)	30,061,275
Profit from operations	4,107,506	112,161	94,222	102,387	12,351	4,428,627
Finance costs (Note 25)						(112,340)
Share of losses of associates						(6,070)
Profit before income tax						4,310,217
Income tax expense						(758,772)
Profit for the year						3,551,445
Segment assets and liabilities						
Assets						
Segment assets	16,454,877	2,354,372	1,901,072	3,185,395	(735,553)	23,160,163
Unallocated assets						3,601,950
Total assets						26,762,113
Liabilities						
Segment liabilities	8,401,806	627,303	1,171,971	1,044,719	(383,898)	10,861,901
Unallocated liabilities						11,306,295
Total liabilities						22,168,196
Other segment information						
Depreciation	796,614	32,520	34,970	128,364	—	992,468
Amortisation	3,894	594	515	30	—	5,033
Provision for impairment of receivables	22,781	—	1,818	2,855	—	27,454
Capital expenditure	1,662,917	718,252	159,669	557,354	—	3,098,192

	For the six months ended 30 June 2005					
	Coal	Coke	Machinery	Others	Inter-segment eliminations	Total
	RMB'000 (unaudited)	RMB'000 (unaudited)	RMB'000 (unaudited)	RMB'000 (unaudited)	RMB'000 (unaudited)	RMB'000 (unaudited)
Segment results						
Revenue						
— External	12,600,116	938,561	889,074	584,144	—	15,011,895
— Inter-segment	102,203	—	64,188	114,551	(280,942)	—
	12,702,319	938,561	953,262	698,695	(280,942)	15,011,895
Profit from operations	2,620,356	190,669	51,457	127,971	9,094	2,999,547
Finance costs (Note 25)						(23,672)
Share of profits of associates						3,098
Profit before income tax						2,978,973
Income tax expense						(586,931)
Profit for the period						2,392,042
Other segment information						
Depreciation	398,353	11,918	16,699	26,361	—	453,331
Amortisation	2,288	—	26	9	—	2,323
Provision for/(reversal of) impairment of receivables	8,825	—	—	(3,839)	—	4,986
Capital expenditure	932,675	346,622	59,401	6,268	—	1,344,966

	As of and for the six months ended 30 June 2006					
	Coal RMB'000	Coke RMB'000	Machinery RMB'000	Others RMB'000	Inter-segment eliminations RMB'000	Total RMB'000
Segment results						
Revenue						
— External	11,761,015	1,012,392	971,920	934,374	—	14,679,701
— Inter-segment	109,411	—	126,446	130,384	(366,241)	—
	11,870,426	1,012,392	1,098,366	1,064,758	(366,241)	14,679,701
Profit from operations	2,111,804	34,092	79,338	155,608	22,118	2,402,960
Finance costs (Note 25)						(291,539)
Share of losses of associates						(1,155)
Profit before income tax						2,110,266
Income tax expense						(627,873)
Profit for the period						1,482,393
Segment assets and liabilities						
Assets						
Segment assets	18,614,533	2,579,942	2,118,662	3,559,728	(1,213,590)	25,659,295
Unallocated assets						2,727,124
Total assets						28,386,419
Liabilities						
Segment liabilities	7,429,276	658,918	1,378,863	1,292,678	(744,872)	10,014,863
Unallocated liabilities						12,416,384
Total liabilities						22,431,247
Other segment information						
Depreciation	417,269	39,445	20,503	71,334	—	548,551
Amortisation	4,129	—	1,256	8	—	5,393
Provision for/(reversal of) impairment of receivables	8,713	—	4,415	(5,035)	—	8,093
Capital expenditure	1,493,680	133,820	103,932	5,415	—	1,736,847

(b) Secondary reporting format — geographical segments

The Group has three geographical segments by location of customers as follows:

- Domestic markets — Customers who are located in the PRC.
- Asia Pacific markets — Export sales to customers who are located outside the PRC principally in Korea, Japan and Taiwan.
- Other markets — Export sales to customers who are located outside the PRC and the Asia Pacific region.

The Group's production or service facilities and other assets are principally located in the PRC. Accordingly, only geographical analysis of revenue is presented.

Revenue is based on the country in which the customer is located. An analysis of revenue by geographical segment is set out below:

	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000	2006 RMB'000
				(unaudited)	
Domestic markets	7,896,871	12,430,002	21,780,547	10,395,320	11,766,309
Export sales — Asia Pacific	5,817,400	9,306,929	7,725,304	4,478,262	2,812,768
Export sales — other markets	766,517	426,862	555,424	138,313	100,624
	14,480,788	22,163,793	30,061,275	15,011,895	14,679,701

Analysis of sales by category	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000	2006 RMB'000
				(unaudited)	
Sales of goods	13,975,065	21,744,599	29,326,023	14,686,043	14,302,271
Revenue from services	505,723	419,194	735,252	325,852	377,430
	14,480,788	22,163,793	30,061,275	15,011,895	14,679,701

7 PROPERTY, PLANT AND EQUIPMENT

	Buildings RMB'000	Mining structures RMB'000	Plant, machinery and equipment RMB'000	Railway structures RMB'000	Motor vehicles, fixtures and others RMB'000	Construction in progress RMB'000	Total RMB'000
Cost							
At 1 January 2003	2,156,942	1,920,183	3,937,785	300,458	264,756	3,354,820	11,934,944
Additions	143,977	138,531	293,248	—	69,512	1,758,599	2,403,867
Transfer upon completion	703,188	635,823	1,778,965	330,607	7,123	(3,455,706)	—
Disposals	(74,689)	—	(88,516)	—	(33,048)	(9,274)	(205,527)
At 31 December 2003	2,929,418	2,694,537	5,921,482	631,065	308,343	1,648,439	14,133,284
Additions	259,253	21,806	358,467	—	117,015	2,117,194	2,873,735
Transfer upon completion	286,713	7,568	671,777	7,772	16,126	(989,956)	—
Disposals	(51,925)	—	(141,605)	—	(38,842)	(2,000)	(234,372)
At 31 December 2004	3,423,459	2,723,911	6,810,121	638,837	402,642	2,773,677	16,772,647
Additions	126,255	42,083	310,610	—	51,181	2,490,708	3,020,837
Transfer upon completion	920,257	248,371	1,916,781	2,719	27,338	(3,115,466)	—
Disposals	(21,503)	—	(160,835)	—	(19,870)	(14,570)	(216,778)
At 31 December 2005	4,448,468	3,014,365	8,876,677	641,556	461,291	2,134,349	19,576,706
Additions	22,356	111,674	198,292	—	25,461	1,378,559	1,736,342
Transfer upon completion	81,327	2,994	179,878	—	1,248	(265,447)	—
Disposals	(29,786)	(117,336)	(13,259)	—	(5,333)	(1,551)	(167,265)
At 30 June 2006	4,522,365	3,011,697	9,241,588	641,556	482,667	3,245,910	21,145,783
Accumulated depreciation							
At 1 January 2003	(781,563)	(429,149)	(2,382,308)	(180,683)	(155,499)	—	(3,929,202)
Depreciation charge	(118,108)	(139,486)	(337,710)	(19,667)	(22,848)	—	(637,819)
Disposals	27,585	—	77,825	—	22,887	—	128,297
At 31 December 2003	(872,086)	(568,635)	(2,642,193)	(200,350)	(155,460)	—	(4,438,724)
Depreciation charge	(184,475)	(169,863)	(453,968)	(26,945)	(27,854)	—	(863,105)
Disposals	31,156	—	111,621	—	26,718	—	169,495
At 31 December 2004	(1,025,405)	(738,498)	(2,984,540)	(227,295)	(156,596)	—	(5,132,334)
Depreciation charge	(181,312)	(193,348)	(559,049)	(24,586)	(34,173)	—	(992,468)
Disposals	6,203	—	145,846	—	14,553	—	166,602
At 31 December 2005	(1,200,514)	(931,846)	(3,397,743)	(251,881)	(176,216)	—	(5,958,200)
Depreciation charge	(88,088)	(70,955)	(350,683)	(14,258)	(24,567)	—	(548,551)
Disposals	10,928	46,446	10,551	—	3,821	—	71,746
At 30 June 2006	(1,277,674)	(956,355)	(3,737,875)	(266,139)	(196,962)	—	(6,435,005)
Net book value							
At 31 December 2003	2,057,332	2,125,902	3,279,289	430,715	152,883	1,648,439	9,694,560
At 31 December 2004	2,398,054	1,985,413	3,825,581	411,542	246,046	2,773,677	11,640,313
At 31 December 2005	3,247,954	2,082,519	5,478,934	389,675	285,075	2,134,349	13,618,506
At 30 June 2006	3,244,691	2,055,342	5,503,713	375,417	285,705	3,245,910	14,710,778

Notes:

(a) As of 31 December 2003, 2004, 2005 and 30 June 2006, bank borrowings were secured by certain property, plant and equipment with net book value of RMB 181,275,000, RMB 114,824,000, RMB 133,068,000 and RMB 118,452,000 respectively (Note 19(j)).

(b) As of 30 June 2006, certain buildings with a carrying value totalling RMB86,344,000 were without title certificates. The Group is in the process of applying for the title certificates for these buildings.

(c) Except for exploration costs totalling RMB 311,000, RMB 4,330,000, RMB 1,416,000 and nil incurred during the years ended 31 December 2003, 2004 and 2005, and the six months ended 30 June 2006 respectively, which have been capitalised in construction in progress, there were no assets, liabilities, income and expense and operating and investing cash flows arising from the exploration and evaluation of mineral resources during the Relevant Periods.

8 LAND USE RIGHTS

	As of 31 December			As of 30 June
	2003	2004	2005	2006
	RMB'000	RMB'000	RMB'000	RMB'000
Cost				
At beginning of the year/period	55,310	80,414	105,399	171,299
Additions	27,827	28,942	65,929	71
Disposals	(2,723)	(3,957)	(29)	(8,743)
At end of the year/period	80,414	105,399	171,299	162,627
Accumulated amortisation				
At beginning of the year/period	7,516	8,570	10,227	12,253
Amortisation charge	1,312	1,657	2,026	2,927
Disposals	(258)	—	—	—
At end of the year/period	8,570	10,227	12,253	15,180
Net book value				
At end of the year/period	71,844	95,172	159,046	147,447

The Group's land use rights represent prepaid operating lease payments for leasehold land located in the PRC with lease periods of between 20 to 50 years.

9 MINING RIGHTS

	As of 31 December			As of 30 June
	2003	2004	2005	2006
	RMB'000	RMB'000	RMB'000	RMB'000
Cost				
At beginning of the year/period	60,273	60,273	80,285	80,285
Additions	—	20,012	—	—
At end of the year/period	60,273	80,285	80,285	80,285
Accumulated amortisation				
At beginning of the year/period	3,121	4,210	5,288	7,040
Amortisation charge	1,089	1,078	1,752	1,618
At end of the year/period	4,210	5,288	7,040	8,658
Net book value				
At end of the year/period	56,063	74,997	73,245	71,627

10 INTANGIBLE ASSETS

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Cost				
At beginning of the year/period	4,359	5,335	8,571	19,997
Additions	987	3,236	11,426	434
Disposals	(11)	—	—	(314)
At end of the year/period	5,335	8,571	19,997	20,117
Accumulated amortisation				
At beginning of the year/period	1,643	2,259	3,927	5,182
Amortisation charge	622	1,668	1,255	848
Disposals	(6)	—	—	—
At end of the year/period	2,259	3,927	5,182	6,030
Net book value				
At end of the year/period	3,076	4,644	14,815	14,087

Intangible assets mainly represent the purchase costs of computer software.

11 INVESTMENTS IN ASSOCIATES

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Beginning of the year/period	8,025	82,725	96,518	98,911
Additions	73,953	15,709	15,059	377,669
Disposals	—	(39)	(6,596)	(7,294)
Share of profits/(losses)	747	(1,877)	(6,070)	(1,155)
End of the year/period	82,725	96,518	98,911	468,131

Summary financial information of the Group's principal associates, all of which are unlisted, is as follows:

	As of and in the year 31 December			As of and for the six months ended 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Total assets	226,208	234,927	678,114	1,389,980
Total liabilities	(143,483)	(138,409)	(579,203)	(921,849)
Revenue	9,678	149,453	350,795	373,032
Net profit/(losses)	747	(1,877)	(6,070)	(1,155)

Particulars of the Group's associates are set out in Note 36 (iii).

12 AVAILABLE-FOR-SALE FINANCIAL ASSETS

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Beginning of the year/period	140,115	93,126	93,480	125,749
Additions	9,920	28,270	35,272	46,340
Disposals	(56,909)	(27,916)	(3,003)	(7,046)
End of the year/period	93,126	93,480	125,749	165,043

Available-for-sale financial assets comprising principally unlisted equity securities, are classified as non-current assets unless they are expected to be realised within twelve months of the balance sheet date.

13 INVENTORIES

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Coal	248,337	485,876	800,305	626,617
Coke	22,504	43,740	98,766	114,426
Machinery for sale	339,351	319,381	443,048	577,051
Auxiliary materials, spare parts and tools	998,455	1,241,448	1,224,068	1,349,936
	1,608,647	2,090,445	2,566,187	2,668,030

14 TRADE AND NOTES RECEIVABLE

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Trade receivables, net (note(a))	1,918,712	2,349,265	2,947,409	3,616,428
Notes receivable (note(b))	246,091	147,168	439,275	628,340
	2,164,803	2,496,433	3,386,684	4,244,768

Notes:

(a) Trade receivables are analysed as follows:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Trade receivables				
— Parent Company	—	16,036	16,036	16,036
— Fellow subsidiaries	35,741	40,213	47,108	11,323
— Jointly controlled entities	18,567	44,613	52,787	44,496
— Associates	—	9,624	29,639	21,683
— Other related parties	61,955	6,845	71,189	412,117
— Other state-owned enterprises	720,272	891,468	1,636,019	1,802,316
— Others	1,082,177	1,340,466	1,094,631	1,308,457
Trade receivables, net	1,918,712	2,349,265	2,947,409	3,616,428

Aging analysis of gross trade receivables at the respective balance sheet dates is as follows:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
1-6 months	1,591,897	1,895,326	2,454,100	3,106,543
7-12 months	157,937	265,642	302,725	353,614
1-2 years	115,449	132,511	118,496	111,311
2-3 years	20,690	46,502	84,738	82,452
Over 3 years	308,731	240,163	228,212	229,953
Trade receivables, gross	2,194,704	2,580,144	3,188,271	3,883,873
Less: Impairment of receivables	(275,992)	(230,879)	(240,862)	(267,445)
Trade receivables, net	1,918,712	2,349,265	2,947,409	3,616,428

The credit period of trade receivables is generally from 3 months to 6 months.

Trade receivables from related parties are unsecured, interest free and repayable in accordance with the relevant contract entered into between the Group and the related parties.

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, domestically and internationally dispersed.

(b) Notes receivable are bills of exchange with maturity dates of less than one year.

(c) The carrying amounts of trade and notes receivable are denominated in the following currencies:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
RMB	1,695,629	1,882,735	2,604,123	3,789,493
United States Dollars	285,692	369,741	576,580	311,603
Japanese Yen	64,268	—	81,000	—
Euro Dollars	30,508	—	812	—
Hong Kong Dollars	88,706	243,957	124,169	143,672
	2,164,803	2,496,433	3,386,684	4,244,768

(d) The carrying amounts of trade and notes receivable approximate their fair values.

15 PREPAYMENTS AND OTHER RECEIVABLES

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Advances to suppliers (note(a))	893,192	1,389,229	1,302,186	1,160,904
Amounts due from related parties, gross (note (b))	337,055	613,117	1,050,149	1,122,344
Loan to associates (note(c))	—	93,434	174,872	187,317
Other receivables	85,666	138,457	572,025	690,485
	1,315,913	2,234,237	3,099,232	3,161,050

Notes:

(a) Advances to suppliers are analysed as follows:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Advances to suppliers				
— Fellow subsidiaries	13,265	8,501	5,155	610
— Associates	—	—	—	6,151
— Other state-owned enterprises	384,797	569,772	604,783	289,335
— Others	495,130	810,956	692,248	864,808
	893,192	1,389,229	1,302,186	1,160,904

(b) Amounts due from related parties are analysed as follows:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Amounts due from related parties, gross				
— Parent Company	12,608	210,684	380,741	464,499
— Fellow subsidiaries	95,575	19,006	16,094	88,113
— Jointly controlled entities	30,506	121,871	176,877	266,401
— Associates	—	2,998	18,560	6,576
— Other related parties	95,772	138,113	263,249	111,770
— Other state-owned enterprises	102,594	120,445	194,628	184,985
	337,055	613,117	1,050,149	1,122,344

Amounts due from related parties are unsecured, interest free and have no fixed repayment term.

Amounts due from the Parent Company and fellow subsidiaries as of 30 June 2006 have been fully settled as of the date of this report.

(c) Loan to associates represents amounts lent to associates to finance their operations. The amounts are unsecured, bearing interest of 5.22% to 6.90% per annum during the six months ended 30 June 2006 (2005: 5.58% to 6.90%, 2004: 4.54% to 6.90%), and repayable in one year.

(d) The carrying amounts of prepayments and other receivables approximate their fair values.

16 FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Financial assets at fair value through profit or loss comprise primarily investments in PRC listed debt and equity securities.

17 BANK DEPOSITS

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Restricted bank deposits (note(a))	215,194	231,742	15,949	—
Term deposits with initial terms of over three months	48,834	32,692	46,377	10,000
Cash and cash equivalents				
— Cash on hand	2,812	3,465	1,471	4,845
— Deposits within banks and other financial institutions	2,973,433	3,243,018	3,138,846	2,289,161
	3,240,273	3,510,917	3,202,643	2,304,006

Notes:

(a) Restricted bank deposits mainly include deposits held as security for bank loans of the Group and are restricted for the purposes of the related banking facilities (Note 19(j)). In addition, certain restricted bank deposits are held as security for the settlement of notes payable.

(b) For the years ended 31 December 2003, 2004, 2005, and the six months ended 30 June 2006 the weighted average effective interest rate range on deposits was 0.70% to 2.10%, 0.70% to 1.80%, 0.71% to 1.33% and 0.71% to 2.25% per annum respectively.

(c) Deposits and cash and cash equivalents are denominated in the following currencies:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
RMB	2,551,465	2,893,757	2,663,254	1,809,406
United States Dollar	684,469	614,169	520,797	491,919
Hong Kong Dollar	1,349	1,488	82	130
Euro	—	773	3,738	1,449
Japanese Yen	1,426	179	576	1,102
Other currencies	1,564	551	14,196	—
	3,240,273	3,510,917	3,202,643	2,304,006

Cash and cash equivalents are principally RMB-denominated deposits placed with banks and non-bank financial institutions in the PRC. The conversion of these RMB-denominated deposits into foreign currencies and remittance out of the PRC are subject to certain PRC rules and regulations of foreign exchange control promulgated by the PRC Government. Also, the exchange rates are determined by the PRC Government.

18 OWNER'S EQUITY

(a) Upon incorporation of the Company on 22 August 2006, certain assets and liabilities were transferred to or assumed by the Company from China Coal Group in return for 8 billion shares at par value of RMB1.00 each with all the then existing reserves eliminated and the resulting difference dealt with in capital reserve. Separate classes of reserves, including retained profits, statutory surplus reserve and statutory public welfare fund prior to the incorporation of the Company, are not separately disclosed as all of these reserves had been capitalised and incorporated in the capital reserve pursuant to the Restructuring.

(b) During the year ended 31 December 2003, the Group acquired a 75% equity interest in Jiangsu Datun Aluminium Company Limited ("Datun Aluminum") from an 88.57% subsidiary of China Coal Group at consideration of RMB150,521,000. During the year ended 31 December 2005, the Group acquired nine power generators from such 88.57% subsidiary of China Coal Group at consideration of RMB626,253,000. As Datun Aluminium and the nine power generators acquired were under the control of China Coal Group prior to their acquisition by the Group, these acquisition transactions were considered to be transfers of businesses under common control and the acquired assets and liabilities have been accounted for at historical cost in a manner similar to the uniting of interest method. Accordingly, the combined financial statements for all periods presented have been stated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest period presented. The cash consideration paid (and to be paid) by the Group is treated as deemed distribution to China Coal Group.

(c) During the year ended 31 December 2005, China Coal Group acquired a 7.78% equity interest in a subsidiary from the minority shareholders. The carrying amount of the additional 7.78% equity interest acquired is reflected in equity as a transaction between the minority interest and China Coal Group which provided the consideration for the purchase.

(d) During the six months ended 30 June 2006, in accordance with a share reform proposal for the conversion of all the unlisted shares in a subsidiary to listed shares, China Coal Group offered to give out three unlisted shares in that subsidiary for every ten listed shares in consideration for such holders of listed shares to agree that all the subsidiary's unlisted shares be converted into listed share. As a result of the share reform proposal, China Coal Group transferred a 7.97% equity interest in the subsidiary to the subsidiary's minority shareholders. Such transfer was accounted for as a decrease in the Group's equity interests by China Coal Group.

19 BORROWINGS AND BANKING FACILITIES

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Long-term borrowings				
Banks loans and loans from other financial institutions				
— Secured (note(j))	218,463	239,201	259,938	259,938
— Unsecured	6,201,903	5,976,819	5,432,560	5,324,082
	6,420,366	6,216,020	5,692,498	5,584,020
Unsecured loans from Parent Company				
— On-lent loans (note(c))	40,000	1,820,000	2,950,000	3,556,000
— Other loans(note(d))	16,500	16,500	—	—
	56,500	1,836,500	2,950,000	3,556,000
	6,476,866	8,052,520	8,642,498	9,140,020
Less: Amount due within one year under current liabilities	(449,080)	(460,489)	(265,521)	(369,314)
	6,027,786	7,592,031	8,376,977	8,770,706
Short-term borrowings				
Bank loans				
— Secured (note(j))	620,310	430,087	195,035	147,000
— Unsecured	2,346,896	1,638,340	1,641,778	1,879,733
	2,967,206	2,068,427	1,836,813	2,026,733
Other unsecured loans from				
— Parent Company (note(d))	116,000	196,500	219,500	413,500
— Minority shareholders of certain subsidiaries (note(e))	38,852	44,452	47,452	39,452
	154,852	240,952	266,952	452,952
	3,122,058	2,309,379	2,103,765	2,479,685

Notes:

(a) Repayment terms of long-term borrowings are analysed below:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Wholly repayable within five years				
Bank loans	1,209,459	1,120,700	1,470,124	2,533,926
Unsecured loans from Parent Company				
— On-lent loans	—	—	924,200	1,074,200
— Other loans	16,500	16,500	—	—
	1,225,959	1,137,200	2,394,324	3,608,126
Not wholly repayable within five years				
Banks loans and loans from other financial institutions	5,210,907	5,095,320	4,222,374	3,050,094
Unsecured loans from Parent Company				
— On-lent loans	40,000	1,820,000	2,025,800	2,481,800
	5,250,907	6,915,320	6,248,174	5,531,894
	6,476,866	8,052,520	8,642,498	9,140,020

(b) Maturities of the Group's long-term borrowings are analysed below:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Banks loans and loans from other financial institutions				
— Within one year	449,080	443,989	265,521	369,314
— In the second year	859,813	941,021	545,684	1,174,583
— In the third to fifth year	2,435,644	2,258,210	2,045,195	990,029
— After the fifth year	2,675,829	2,572,800	2,836,098	3,050,094
	6,420,366	6,216,020	5,692,498	5,584,020
Loans from Parent Company				
— Within one year	—	16,500	—	—
— In the second year	16,500	—	—	—
— In the third to fifth year	—	—	924,200	1,074,200
— After the fifth year	40,000	1,820,000	2,025,800	2,481,800
	56,500	1,836,500	2,950,000	3,556,000
	6,476,866	8,052,520	8,642,498	9,140,020

(c) The amounts represent funds borrowed by the Parent Company from the relevant banks for onward lending to the Group. The amounts will be replaced by bank borrowings prior to the listing of the Company's shares on the Main Board of The Stock Exchange of Hong Kong Limited.

(d) Other loans from the Parent Company have been fully settled as of the date of this report.

(e) Unsecured loans from minority shareholders of certain subsidiaries are fully repayable within one year.

(f) The exposure of the Group's long-term borrowings to interest rate changes and the contractual repricing dates at the balance sheet date are as follows:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Long-term borrowings				
6 months or less	6,475,766	8,051,420	6,542,338	6,423,497
7 to 12 months	—	—	—	—
1 to 5 years	—	—	—	—
Over 5 years	1,100	1,100	2,100,160	2,716,523
	6,476,866	8,052,520	8,642,498	9,140,020

(g) The effective interest rates per annum at the respective balance sheet dates are as follows:

	As of 31 December			As of 30 June
	2003	2004	2005	2006
Banks loans and loans from other financial institutions	3.83%-7.89%	4.02%-7.89%	4.66%-7.89%	4.93%-6.12%
Loans from:				
— Parent Company	5.12%-5.94%	5.12%-5.94%	5.12%-5.94%	4.86%-5.30%
— Minority shareholders of certain subsidiaries	5.60%	5.60%-5.89%	5.60%-5.89%	5.58%-5.85%

(h) The Directors are of the opinion that all of the Group's borrowings approximate their respective fair values.

(i) The Group's total borrowings are denominated in the following currencies:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Long-term borrowings:				
Renminbi	3,170,034	4,991,148	6,543,938	7,018,525
United States Dollars	8,398	33,057	—	—
Japanese Yen	3,298,434	3,028,315	2,098,560	2,121,495
	6,476,866	8,052,520	8,642,498	9,140,020
Short-term borrowings:				
Renminbi	3,122,058	2,309,379	2,103,765	2,479,685
	9,598,924	10,361,899	10,746,263	11,619,705

(j) The Group's borrowing facilities are analysed as follows:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Secured by:				
— Bank deposits	215,342	219,812	—	—
— Property, plant and equipment	396,570	177,220	177,220	136,000
— Accounts receivable	8,398	33,055	17,815	11,000
— Equity interest in a jointly controlled entity	218,463	239,201	259,938	259,938
	838,773	669,288	454,973	406,938
Guaranteed by:				
— Parent Company	4,240,399	3,938,122	4,007,560	4,718,495
— Fellow subsidiaries	2,805,199	2,230,069	2,066,324	1,291,189
— Third parties	10,000	20,000	15,000	21,380
— Other state-owned enterprises	689,475	718,326	697,589	701,077
	7,745,073	6,906,517	6,786,473	6,732,141

All guarantees provided by the Parent Company and fellow subsidiaries will be released or withdrawn upon the listing of the Company's shares on the Main Board of The Stock Exchange of Hong Kong Limited.

As of the respective balance sheet dates, the Group had the following undrawn borrowing facilities:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Floating rates				
— Expiring within one year	—	435,000	5,796,747	5,330,000
— Expiring beyond one year	22,175,000	20,300,000	19,065,000	18,444,000
Fixed rates				
— Expiring within one year	16,000	—	—	—
	22,191,000	20,735,000	24,861,747	23,774,000

20 DEFERRED INCOME TAX

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Deferred tax assets:				
Deferred tax assets to be recovered after more than 12 months	345,387	219,259	207,682	380,705
Deferred tax assets to be recovered within 12 months	86,415	190,453	191,625	42,413
	431,802	409,712	399,307	423,118
Deferred tax liabilities:				
Deferred tax liabilities to be settled after more than 12 months	(28,857)	(50,885)	(110,932)	(175,367)
Deferred tax liabilities to be settled within 12 months	(27,198)	(87,904)	(121,578)	(164,644)
	(56,055)	(138,789)	(232,510)	(340,011)
	375,747	270,923	166,797	83,107

The gross movements on the deferred tax account are as follows:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
At beginning of the year/period	256,125	375,747	270,923	166,797
Credited/(charged) to income statement (Note 28)	119,622	(104,824)	(104,126)	(83,690)
At end of the year/period	375,747	270,923	166,797	83,107

Deferred income tax assets are recognised for tax losses carried-forward to the extent that realisation of the related tax benefit through future taxable profits is probable. The Group has not recognised deferred income tax assets of RMB92,383,000, RMB93,099,000 and RMB98,801,000 and RMB86,072,000 as of 31 December 2003, 2004, 2005 and 30 June 2006, respectively, in respect of accumulated tax losses of RMB279,948,000, RMB282,118,000, RMB299,397,000 and RMB260,785,000 as of those dates, respectively, that can be carried forward against future taxable income and will expire between 2007 and 2011.

The movements in deferred tax assets and liabilities during the periods, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

Deferred tax assets:

	Revaluation surplus (note (a)) RMB'000	Tax losses RMB'000	Pre-operating expenses RMB'000	Provision for employee benefits RMB'000	Impairment of assets RMB'000	Others RMB'000	Total RMB'000
At 1 January 2003	—	96,098	48,734	50,964	60,852	51,917	308,565
Credited to income statement	—	108,180	1,366	2,981	1,362	9,348	123,237
At 31 December 2003	—	204,278	50,100	53,945	62,214	61,265	431,802
Credited/(charged) to income statement	—	(37,905)	2,291	(15)	(5,317)	18,856	(22,090)
At 31 December 2004	—	166,373	52,391	53,930	56,897	80,121	409,712
Credited/(charged) to income statement	91,268	(98,961)	(9,591)	(1,584)	(1,842)	10,305	(10,405)
At 31 December 2005	91,268	67,412	42,800	52,346	55,055	90,426	399,307
Credited/(charged) to income statement	(2,753)	46,327	(6,888)	(572)	9,322	(21,625)	23,811
At 30 June 2006	88,515	113,739	35,912	51,774	64,377	68,801	423,118

Deferred tax liabilities:

	Accelerated tax depreciation RMB'000	Safety funds (note (b)) RMB'000	Others RMB'000	Total RMB'000
At 1 January 2003	(52,440)	—	—	(52,440)
Charged to income statement	(3,615)	—	—	(3,615)
At 31 December 2003	(56,055)	—	—	(56,055)
Credited/(charged) to income statement	3,691	(68,418)	(18,007)	(82,734)
At 31 December 2004	(52,364)	(68,418)	(18,007)	(138,789)
Credited/(charged) to income statement	7,608	(114,428)	13,099	(93,721)
At 31 December 2005	(44,756)	(182,846)	(4,908)	(232,510)
Credited/(charged) to income statement	(19,078)	(89,719)	1,296	(107,501)
At 30 June 2006	(63,834)	(272,565)	(3,612)	(340,011)

(a) This represents revaluation surplus of certain property, plant and equipment of a subsidiary not recorded by the Group, but which are deductible for tax purposes.

(b) Pursuant to the regulations of the State Administration of Work Safety, the Group is required to set aside amounts varying from RMB5 to RMB10 per tonne of raw coal mined beginning 1 April 2004 for the enhancement of a safe production environment and facilities ("safety funds", for the coal mines of a jointly controlled entity, safety funds set aside were increased to RMB35 per tonne of raw coal mined beginning 1 January 2006). Such amounts are deductible for tax purposes when they are set aside. However, such expenditures are expensed for accounting purposes when they are incurred. Accordingly, a deferred tax liability is recorded for the temporary differences in respect of excess funds set aside for tax purposes.

21 TRADE AND NOTES PAYABLE

	As of 31 December			As of 30 June
	2003	2004	2005	2006
	RMB'000	RMB'000	RMB'000	RMB'000
Trade payables (note(a))	2,458,183	3,247,990	4,053,607	3,826,846
Notes payable	340,675	206,957	177,599	199,287
	2,798,858	3,454,947	4,231,206	4,026,133

Notes:

(a) Trade payables are analysed as follows:

	As of 31 December			As of 30 June
	2003	2004	2005	2006
	RMB'000	RMB'000	RMB'000	RMB'000
Trade payables				
— Parent Company	43,694	1,618	57,021	58,638
— Fellow subsidiaries	86,560	100,126	147,860	119,648
— Jointly controlled entities	70,324	76,244	143,648	227,736
— Associates	3,000	—	—	922
— Other related parties	66,616	176,546	339,938	172,652
— Other state-owned enterprises	1,202,903	1,715,211	1,616,739	1,127,748
— Others	985,086	1,178,245	1,748,401	2,119,502
	2,458,183	3,247,990	4,053,607	3,826,846

Ageing analysis of trade payables at the respective balance sheet dates is as follows:

	As of 31 December			As of 30 June
	2003	2004	2005	2006
	RMB'000	RMB'000	RMB'000	RMB'000
less than 1 year	2,077,758	2,828,554	3,811,236	3,469,102
1-2 years	96,123	164,724	96,283	146,390
2-3 years	86,160	40,315	18,329	76,118
Over 3 years	198,142	214,397	127,759	135,236
	2,458,183	3,247,990	4,053,607	3,826,846

(b) The carrying amounts of trade and notes payable are denominated in the following currencies:

	As of 31 December			As of 30 June
	2003	2004	2005	2006
	RMB'000	RMB'000	RMB'000	RMB'000
RMB	2,764,109	3,330,917	4,196,150	3,790,848
United States Dollars	34,749	124,030	35,056	235,285
	2,798,858	3,454,947	4,231,206	4,026,133

(c) The carrying amounts of trade and notes payable approximate their fair values.

22 ACCRUALS AND OTHER PAYABLES

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Customer deposits and receipts in advance (note(a))	583,511	1,074,104	943,278	816,106
Amounts due to related parties, gross (note(b))	553,033	777,485	897,807	976,152
Amount due to a former joint venture partner (note(c))	987,286	1,002,094	1,002,176	948,879
Dividends payable	141,034	385,400	1,030,914	280,746
Payable for site restoration	26,960	105,923	213,201	136,393
Others	680,857	947,370	1,200,335	1,543,911
	2,972,681	4,292,376	5,287,711	4,702,187

Notes:

(a) Customer deposits and receipts in advances are analysed as follows:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Customer deposits and receipts in advances				
— Fellow subsidiaries	—	—	1,212	1,161
— Jointly controlled entities	—	—	10,325	—
— Other related parties	15,535	66,330	26,434	12,793
— Other state-owned enterprises	157,084	476,547	232,524	455,275
— Others	410,892	531,227	672,783	346,877
	583,511	1,074,104	943,278	816,106

Customer deposits and receipts in advances from related parties are unsecured and interest free.

(b) Amounts due to related parties are analysed below:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Amounts due to related parties, gross				
— Parent Company	114,813	85,056	92,924	227,275
— Fellow subsidiaries	92,618	185,470	484,097	423,641
— Associate	—	—	7,309	4,157
— Jointly controlled entities	1,707	19,249	1,296	12,524
— Other related parties	174,720	143,831	170,927	215,984
— Other state-owned enterprises	169,175	343,879	141,254	92,571
	553,033	777,485	897,807	976,152

Amounts due to related parties are unsecured and interest free.

Amounts due to the Parent Company and fellow subsidiaries as of 30 June 2006 have been fully settled as of the date of this report.

(c) This amount represents consideration payable to a former joint venture partner in respect of an acquisition of a 52.49% interest in a coal mine. Such balance is denominated in United States Dollars and bears interest at London Inter-Bank Offered Rate. It is expected to be settled before 31 December 2006.

(d) The carrying amounts of accruals and other payables approximate their fair values.

23 PROVISION FOR CLOSE DOWN, RESTORATION AND ENVIRONMENTAL COSTS

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Beginning of the year/period	660,080	768,973	769,574	711,283
Provision during the year/period (Note 24)	100,361	—	—	—
Interest charge on unwinding of discount on provision (Note 25)	35,803	38,985	39,238	19,743
Payments during the year/period	(27,271)	(38,384)	(97,529)	(4,742)
End of the year/period	768,973	769,574	711,283	726,284
Less: current portion	(38,382)	(97,530)	(27,237)	(27,782)
	730,591	672,044	684,046	698,502

Mining activities may result in land subsidence, which could lead to losses to the residents of the mining areas. Pursuant to the relevant PRC regulations, the Group is required to make compensation payments to the residents for their losses resulting from land subsidence, or to restore the mining areas back to certain acceptable conditions.

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or results of operations of the Group. The PRC Government, however, has moved and may move further towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainty which affect the Group's ability to estimate the ultimate cost of remediation efforts. These uncertainties include: (i) the exact nature and extent of the contamination at various sites including, but not limited to, coal mines and land development areas, whether operating, closed or sold, (ii) the extent of required cleanup efforts, (iii) varying costs of alternative remediation strategies, (iv) changes in environmental remediation requirements, and (v) the identification of new remediation sites. The amount of such future cost is indeterminable due to the above uncertainties.

The provision for close down, restoration and environmental clean up costs has been determined by management based on their past experience and best estimate of future expenditure by discounting the expected expenditures to their net present value. However, in so far as the effect of the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to revision in the future. The amounts provided in relation to close down, restoration and environmental clean up costs are reviewed at least annually based upon the facts and circumstances available at the time and the provisions are updated accordingly.

24 EXPENSE BY NATURE

Expenses included in cost of sales and selling, general and administrative expenses are analysed as follows:

	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000 (unaudited)	2006 RMB'000
Depreciation (note (a))	629,488	866,852	1,000,498	434,106	556,050
Amortisation (note (b))	3,023	4,403	5,033	2,323	5,393
Cost of inventories sold	8,819,800	10,661,736	16,237,688	7,456,232	7,134,029
Transportation costs	1,839,769	3,709,458	4,055,441	2,082,212	2,265,609
Sales tax and surcharges	89,633	187,220	288,170	139,145	174,913
Auditors' remuneration	4,425	8,102	10,889	5,083	6,527
Close down, restoration and environmental costs (Note 23)	100,361	—	—	—	—
Losses on disposal of property, plant and equipment	18,254	3,451	4,507	(323)	144
Repairs and maintenance	199,248	285,237	240,199	61,057	97,464
Operating lease rentals	60,954	58,696	69,032	34,669	21,391
Provision for/(reversal of) impairment of receivables	25,755	(15,587)	27,454	4,986	8,093
Staff costs (including directors' emoluments) (Note 27)(d)	1,191,565	1,556,447	1,847,502	976,018	1,121,672
Resource compensation fees(c)	10,807	17,775	23,230	71,812	70,966
Other expenses	617,761	1,334,800	2,111,941	882,879	1,009,411
Total cost of sales, selling, general and administrative expenses	13,610,843	18,678,590	25,921,584	12,150,199	12,471,662

Notes:

(a) Depreciation charged to the income statement is analysed as follows:

	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000 (unaudited)	2006 RMB'000
Depreciation for the year/period (Note 7)	637,819	863,105	992,468	453,331	548,551
Less/(add): Amount capitalised as/(released from) cost of inventories which remained unsold as of year/period end	8,331	(3,747)	(8,030)	19,225	(7,499)
Amount charged to income statement	629,488	866,852	1,000,498	434,106	556,050

Charged to:

	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000 (unaudited)	2006 RMB'000
Cost of sales	569,786	802,630	913,010	403,399	524,659
Selling, general and administrative expenses	59,702	64,222	87,488	30,707	31,391
	629,488	866,852	1,000,498	434,106	556,050

(b) Amortisation charged to selling, general and administrative expenses is analysed as follows:

	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000 (unaudited)	2006 RMB'000
Amortisation of:					
Land use rights (Note 8)	1,312	1,657	2,026	998	2,927
Mining rights (Note 9)	1,089	1,078	1,752	587	1,618
Intangible assets (Note 10)	622	1,668	1,255	738	848
	3,023	4,403	5,033	2,323	5,393

(c) The resource compensation fee represents amounts paid to the PRC Government to compensate for the mineral resources mined.

(d) Staff costs charged to the income statement are analysed as follows:

	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000 (unaudited)	2006 RMB'000
Charged to:					
Cost of sales	798,277	963,750	1,156,495	562,289	689,442
Selling, general and administrative expenses	393,288	592,697	691,007	413,729	432,230
	1,191,565	1,556,447	1,847,502	976,018	1,121,672

25 FINANCE COSTS

	Year ended 31 December			Six months ended 30 June	
	2003	2004	2005	2005	2006
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
				(unaudited)	
Interest expense:					
— Bank loans and loans from other financial institutions					
wholly repayable within five years	257,227	310,631	352,854	133,268	177,688
not wholly repayable within five years	116,146	113,528	105,257	34,672	40,149
— Loans from related parties					
wholly repayable within five years	14,953	22,747	38,662	18,068	25,936
not wholly repayable within five years	—	12,007	46,324	15,256	25,272
	388,326	458,913	543,097	201,264	269,045
Less: Amounts capitalised in construction in progress (note (a))	(100,577)	(64,046)	(92,677)	(45,492)	(30,405)
	287,749	394,867	450,420	155,772	238,640
Interest charge on unwinding of discounts (Note 23)	35,803	38,985	39,238	19,552	19,743
Other incidental borrowing costs and charges	6,722	10,495	14,204	3,468	5,159
Net foreign exchange transaction losses/(gains)	345,088	83,408	(391,522)	(155,120)	27,997
	675,362	527,755	112,340	23,672	291,539

Notes:

(a) Finance costs capitalised in construction in progress are related to funds borrowed specifically for the purpose of obtaining a qualifying asset. Interest rates on such borrowings were as follows:

	Year ended 31 December			Six months ended 30 June	
	2003	2004	2005	2005	2006
				(unaudited)	
Annual interest rates on the borrowings at which the relevant finance costs were capitalised	3.20% — 5.67%	3.20% — 5.67%	4.71% — 5.89%	3.75% — 5.89%	5.51% — 5.89%

26 OTHER GAINS

	Year ended 31 December			Six months ended 30 June	
	2003	2004	2005	2005	2006
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
				(unaudited)	
Dividend income — unlisted investments	19,225	10,849	12,612	4,335	20,205
Gains on disposal of investments	49	—	275	142	7,079
Interest income	52,468	48,629	71,659	34,687	35,682
Government grants and subsidies	14,708	12,023	42,028	4,991	24,486
	86,450	71,501	126,574	44,155	87,452

27 STAFF COSTS

	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000 (unaudited)	2006 RMB'000
Wages, salaries and allowances	849,865	1,091,383	1,277,801	736,137	807,671
Housing subsidies (note (a))	31,520	65,071	92,451	32,373	49,308
Contributions to pension plans (note (b))	78,602	105,418	186,233	81,904	105,625
Early retirement benefits (note (c))	15,075	15,094	2,565	1,559	—
Welfare and other expenses	216,503	279,481	288,452	124,045	159,068
	1,191,565	1,556,447	1,847,502	976,018	1,121,672

Notes:

(a) During the years ended 31 December 2003, 2004, 2005, and the six months ended 30 June 2006, these mainly include the Group's contributions to government-sponsored housing funds at rates ranging from 5% to 15% of the employees' basic salaries.

(b) The Group participates in various pension plans organized by the relevant municipal and provincial governments under which the Group is required to make monthly defined contributions to these plans at rates ranging from 5% to 20% of the employees basic salaries depending on the applicable local regulations.

(c) Certain employees of the Group were required to retire early during the years ended 31 December 2003, 2004, 2005 and six months ended 30 June 2006. Early retirement benefits are recognised in the income statement in the period in which the Group enters into agreements specifying the terms of early retirement, or after the individual employees have been advised of the specific terms. These specific terms vary among the early retired employees depending on factors such as position, length of service and district of the employee concerned.

The Group has no other obligations for the payment of pensions and other post-retirement benefits of employees or retirees other than those disclosed above.

28 INCOME TAX EXPENSE

	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000 (unaudited)	2006 RMB'000
PRC enterprise income tax(a)	201,053	546,780	631,255	473,784	534,464
Hong Kong profits tax(b)	8,501	67,020	17,051	18,149	7,876
Overseas taxation(c)	3,390	11,598	6,340	3,824	1,843
Deferred income tax (Note 20)	(119,622)	104,824	104,126	91,174	83,690
	93,322	730,222	758,772	586,931	627,873

Notes:

(a) The provision for PRC enterprise income tax ("EIT") is calculated based on the statutory income tax rate of 33% of the assessable income of each of the companies now comprising the Group determined in accordance with the relevant PRC income tax rules and regulations for the Relevant Periods, except for certain subsidiaries and jointly controlled entities which are taxed at preferential tax rates ranging from 0% to 30% based on the relevant PRC tax laws and regulations.

(b) During the years ended 31 December 2003, 2004, 2005 and the six months ended 30 June 2006, Hong Kong profits tax has been provided at the rate of 17.5% on the estimated assessable profit derived from or arising in Hong Kong.

(c) Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

(d) The taxation of the Group's profit before tax differs from the theoretical amount that would arise using a weighted average of the rates prevailing in the jurisdictions in which the Group operates.

	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000 (unaudited)	2006 RMB'000
Profit before income tax	331,996	3,165,767	4,310,217	2,978,973	2,110,266
Tax calculated at applicable tax rates	109,549	1,044,703	1,422,372	969,027	675,875
Preferential tax rates on the income of certain subsidiaries and jointly controlled entities	(38,565)	(225,815)	(534,243)	(255,906)	(59,894)
Income not subject to taxation	(18,759)	(35,984)	(30,534)	(24,260)	(18,936)
Tax benefit related to restatement of tax base of assets	—	—	(91,268)	(90,351)	—
Expenses not deductible for taxation purposes	21,895	10,462	50,860	15,495	45,799
Utilisation of previously unrecognised tax losses	—	—	—	—	(12,729)
Tax losses for which no deferred income tax assets was recognised	19,202	716	5,702	5,593	—
Additional expenses allowable for tax purposes	—	(63,860)	(64,117)	(32,667)	(2,242)
Income tax expense	93,322	730,222	758,772	586,931	627,873

29 DIVIDENDS

	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000 (unaudited)	2006 RMB'000
Dividends					
— interim, paid	147,350	540,550	874,584	178,275	63,684
— final, proposed	256,630	258,330	286,845	—	96,920
	403,980	798,880	1,161,429	178,275	160,604

Dividends disclosed during the Relevant Periods represent dividends declared or proposed by the relevant subsidiaries of the Group to their then shareholders prior to the completion of the Restructuring.

The rates of dividend and the number of shares ranking for dividends are not presented as such information is not meaningful having regard to the purpose of this report.

30 EARNINGS PER SHARE

No earnings per share information is presented as its inclusion, for the purpose of this report, is not considered meaningful due to the Restructuring and the preparation of the results for the Relevant Periods on a combined basis as disclosed in Note 2(a) above.

31 EMOLUMENTS OF DIRECTORS, SUPERVISORS AND FIVE HIGHEST PAID INDIVIDUALS

(a) Details of the directors' emoluments are as follows:

	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000 (unaudited)	2006 RMB'000
Basic, salaries, housing allowances, other allowances and benefits-in-kind	115	137	169	96	83
Contributions to pension schemes	11	13	16	8	9
Discretionary bonuses	230	365	750	—	—
	356	515	935	104	92

During the Relevant Periods, the emoluments paid to each of the directors did not exceed HK$1,000,000 (equivalent to RMB1,029,400).

No emoluments were paid to any of the supervisors during the Relevant Periods.

(b) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group during the Relevant Periods are as follows:

	Year ended 31 December			Six months ended 30 June	
	2003	2004	2005	2005 (unaudited)	2006
Directors	1	1	2	—	—
Non-director individuals	4	4	3	5	5
	5	5	5	5	5

The details of emoluments paid to five highest paid individuals who were directors of the Company during the Relevant Periods have been included in Note 31(a) above. Details of emoluments paid to the remaining non-director individuals are as follows:

	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000 (unaudited)	2006 RMB'000
Basic, salaries, housing allowances, other allowances and benefits-in-kind	351	435	514	139	64
Contributions to pension schemes	34	31	39	17	16
Discretionary bonuses	852	902	1,125	455	504
	1,237	1,368	1,678	611	584

During the Relevant Periods, the emoluments paid to each of the highest paid non-director individuals did not exceed HK$1,000,000 (equivalent to RMB1,029,400).

(c) During the Relevant Periods, no directors, supervisors of the Company or the five highest paid individuals of the Group waived any emoluments and no emoluments were paid by Group to any of the directors and supervisors of the Company or the five highest paid individuals of the Group as an inducement to join or upon joining the Group or as compensation for loss of office.

32 NOTES TO THE COMBINED CASH FLOW STATEMENTS

(a) Reconciliation of profit for the year to net cash inflows generated from operations

	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000 (unaudited)	2006 RMB'000
Profit for the year/period	238,644	2,435,545	3,551,445	2,392,042	1,482,393
Adjustments for:					
Property, plant and equipment					
— depreciation charge (Note 24)	629,488	866,852	1,000,498	434,106	556,050
— net losses on disposals	18,254	3,451	4,507	(323)	144
Land use rights, mining rights and intangible assets					
— amortisation charge (Note 24)	3,023	4,403	5,033	2,323	5,393
— net losses on disposals	2,470	—	29	—	—
Provision for /(reversal of) impairment of receivables	25,755	(15,587)	27,454	4,986	8,093
Provision for impairment of inventory	—	3,328	—	—	—
Share of (profits)/losses of associates	(747)	1,877	6,070	(3,098)	1,155
Net foreign exchange transaction losses/(gains)	345,088	83,408	(391,522)	(155,120)	27,997
Fair value (gains)/losses (including gains/losses on disposal) on other financial assets at fair value through profit or loss	(49)	158	4,293	(142)	(7,079)
Interest income	(52,468)	(48,629)	(71,659)	(34,687)	(35,682)
Interest expense	323,552	433,852	489,658	175,324	258,383
Dividend income	(19,225)	(10,849)	(12,612)	(4,335)	(20,205)
Income tax expense	93,322	730,222	758,772	586,931	627,873
Changes in working capital:					
Inventories	(306,927)	(488,872)	(483,772)	(203,215)	(110,237)
Trade receivables	442,101	(297,640)	(918,888)	(1,533,662)	(884,665)
Prepayments and other receivables	216,700	(799,039)	(684,844)	(221,491)	(37,664)
Trade payables	(406,132)	361,461	522,920	118,498	(157,661)
Accruals and other payables	253,720	1,144,885	123,848	791,497	99,230
Increase/(decrease) in provision for employee benefits	165	(40)	(8,356)	10,128	(1,786)
Decrease in provision for close down, restoration, and environmental costs	(73,090)	(38,384)	(97,531)	(355)	(4,742)
NET CASH INFLOWS GENERATED FROM OPERATIONS	1,733,644	4,370,402	3,825,343	2,359,407	1,806,990

(b) Major non-cash transactions

(i) During the year ended 31 December 2003, property, plant and equipment of a subsidiary with net book values of approximately RMB8,583,000 were distributed to the Parent Company.

(ii) During the years ended 31 December 2004 and 2005, the Parent Company injected property, plant and equipment with a net book value of approximately RMB97,553,000 and RMB14,939,000, respectively to a subsidiary as capital contribution.

(iii) During the year ended 31 December 2004, an 88.57% subsidiary of China Coal Group assigned bank loans of RMB620,000,000 to a subsidiary of the Group, which was recorded as a reduction of shareholders' equity of the subsidiary.

(iv) During the six months ended 30 June 2006, a loan from China Coal Group amounting to RMB50,000,000 was waived and recorded as a capital contribution.

33 CONTINGENT LIABILITIES

(a) Bank and other guarantees

As of 31 December 2003, 2004, 2005 and 30 June 2006, the undiscounted maximum amount of potential future payments under guarantees given to banks in respect of banking facilities granted to the parties below were as follows:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Jointly controlled entity of the Group (after elimination of the Group's proportionate interest in those jointly controlled entities)	44,080	62,100	15,138	—
Third parties	99,030	65,180	6,280	6,280

Guarantees to third parties will be released or withdrawn prior to the listing of the Company's shares on the Main Board of The Stock Exchange of Hong Kong Limited.

The Group monitors the guarantees to determine whether it is probable that a loss has occurred, and recognises any such losses under guarantees when those losses can be estimated. As of 31 December 2003, 2004, 2005 and 30 June 2006, it was not probable that the Group would be required to make payments under these guarantees.

(b) Lawsuits and other proceedings

The Group is a defendant in certain lawsuits as well as the plaintiff in other proceedings arising in the ordinary course of business. While the outcomes of such lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

34 COMMITMENTS

(a) Capital commitments

Capital expenditure contracted for at the balance sheet date but not yet incurred is as follows:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Property, plant and equipment	469,320	1,426,244	1,295,071	2,516,651
Others	—	—	110,000	110,000

(b) Operating lease commitments — where the Group is the lessee

The Group has commitments to make the following future minimum lease payments under non-cancelable operating leases:

	As of 31 December			As of 30 June
	2003	2004	2005	2006
	RMB'000	RMB'000	RMB'000	RMB'000
Land and buildings:				
— No later than 1 year	79,116	75,268	78,963	21,038
— Later than 1 year and no later than 5 years	73,539	5,429	6,786	5,429
— Later than 5 years	—	32,571	29,856	29,178
	152,655	113,268	115,605	55,645

	As of 31 December			As of 30 June
	2003	2004	2005	2006
	RMB'000	RMB'000	RMB'000	RMB'000
Plant and machinery:				
— No later than 1 year	3,600	3,600	3,600	3,600
— Later than 1 year and no later than 5 years	14,400	14,400	14,400	14,400
— Later than 5 years	51,450	47,850	44,250	45,000
	69,450	65,850	62,250	63,000

35 RELATED PARTY TRANSACTIONS

China Coal Group, the immediate parent of the Company, is controlled by the PRC Government. The PRC Government is the Company's ultimate controlling party. In accordance with IAS 24 (revised 2003), "Related Party Disclosures", enterprises directly or indirectly controlled by the PRC Government ("state-owned enterprises") and their subsidiaries, together with the China Coal Group companies, are all related parties of the Group. Neither the China Coal Group nor the PRC Government publishes financial statements available for public use.

The Group has extensive transactions with the China Coal Group and other state-owned enterprises. For the purpose of disclosures of related party transactions, to the extent possible, the Group has in place procedures to assist the identification of the immediate ownership structure of its customers and suppliers as to whether they are state-owned enterprises. Many state-owned enterprises have multi-layered corporate structures and the ownership structures change over time as a result of transfers or privatisation programs. However, management believes that all material related party transactions and balances, of which it is aware, have been adequately disclosed.

Sales of goods and provision of services to the state-owned enterprises are at state-prescribed prices or prices which are also available to other customers. The Group considers that these sales are activities in the ordinary course of business.

In addition to the related party transactions undertaken in connection with the Restructuring described in Note 1 above, the Group enters into various other related party transactions. Set out below is a summary of significant related party transactions and balances in the Relevant Periods.

(a) Related party transactions

	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000 (unaudited)	2006 RMB'000
Transactions with Parent Company and fellow subsidiaries					
Sales and services provided:					
Sales of coal	14,996	8,528	19,105	8,820	11,332
Sales of materials and spare parts	—	—	776	—	—
Public facilities and utilities income	20,089	19,745	14,947	—	—
Repairs and maintenance service income	1,395	315	655	—	—
Agency income	686	869	4,825	—	—
Interest income	—	573	5,228	—	—
Purchases of goods and services:					
Purchases of coal	2,965	2,678	—	—	1,277
Purchases of machinery and equipment	11,872	24,928	20,472	5,595	16,860
Purchases of materials and spare parts	1,079	11,115	6,081	4,185	53,320
Construction and technical services	111,770	144,939	197,334	30,941	33,286
Purchase of design services	4,351	5,368	5,486	910	2,056
Ancillary and social services	18,927	18,394	23,382	10,244	12,256
Transportation services	17,205	16,415	—	—	—
Purchases of labour services	51,930	82,832	99,638	29,128	24,356
Interest expense	10,437	22,680	82,380	36,136	51,028
Rental of property, plant and equipment	55,651	57,048	78,150	38,953	31,710
Guarantees from Parent Company and fellow subsidiaries	7,045,598	6,168,191	6,073,884	6,073,884	6,009,684
Management fee	24,900	44,297	32,250	7,835	8,175

	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000 (unaudited)	2006 RMB'000
Transactions with jointly controlled entities (after elimination of the Group's proportionate interest in those jointly controlled entities)					
Sales and services provided:					
Sales of coal	—	1,745	396,339	17,939	—
Sales of machinery and equipment	6,906	12,831	716	—	—
Sales of materials and spare parts	—	9,031	14,233	8,939	9,394
Sales of design services	—	—	239	—	—
Agency income	10,619	35,065	18,211	11,695	8,800
Purchases of goods and services:					
Purchases of coal	813,551	1,099,363	955,414	856,993	881,045

	Year ended 31 December			Six months ended 30 June	
	2003	2004	2005	2005	2006
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
				(unaudited)	
Transactions with associates:					
Sales and services provided:					
Sales of coal	—	—	1,926	1,530	—
Sales of materials and spare parts	37	153	—	—	—
Sales of machinery and equipment	—	15,169	14,531	8,384	—
Income from renting property, plant and equipment	—	41,606	70,179	42,497	43,034
Agency income	133	79	117	—	—
Interest Income	—	432	2,876	—	—
Purchases of goods and services:					
Purchases of coal	—	11,035	13,411	7,387	9,018
Purchases of machinery and equipment	—	—	7,390	2,055	—
Purchases of materials and spare parts	—	—	517	—	41
Construction and technical services	—	—	339	—	—
Transportation services	—	97,561	187,145	113,325	114,756

	Year ended 31 December			Six months ended 30 June	
	2003	2004	2005	2005	2006
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
				(unaudited)	
Transactions with minority shareholders of subsidiaries:					
Sales and services provided:					
Sales of coal	247,017	14,242	91,312	34,880	40,773
Purchases of goods and services:					
Purchase of coal	158,300	50,000	1,794	—	—
Rental of property, plant and equipment	—	—	539	—	—
Interest expense	767	1,771	2,606	—	—

	Year ended 31 December			Six months ended 30 June	
	2003	2004	2005	2005	2006
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
				(unaudited)	
Transactions with joint venture partners in jointly controlled entities (attributable to the Group's interest in those jointly controlled entities):					
Sales and services provided:					
Sales of coal	205,530	572,714	546,662	532,672	1,189,703
Agency income	—	46,479	58,830	26,030	26,370
Income from renting property, plant and equipment	2,389	997	—	—	—
Purchases of goods and services:					
Purchases of coal	16,474	410,111	776,713	726,979	659,358
Purchases of machinery and equipment	10,482	4,243	12,845	—	—
Purchases of labour services	45,870	—	—	—	—

	Year ended 31 December			Six months ended 30 June	
	2003	2004	2005	2005	2006
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
				(unaudited)	
Transactions with other state-owned enterprises					
Sales and services provided:					
Sales of coal	3,903,522	15,404,981	11,823,466	2,976,145	6,211,175
Sales of machinery and equipment	777,894	997,141	1,431,269	633,024	705,900
Sales of materials and spare parts	214,940	284,943	311,905	1,727	14,799
Sales of design services	—	—	133,321	72,714	89,600
Sales of labour services	102,969	149,161	—	—	3,002
Railway transportation services income	51,015	48,200	41,657	22,061	21,233
Income from construction and technical services	—	—	41,508	18,922	51,596
Public utilities and facilities income	165,105	286,979	231,894	98,975	138,958
Agency income	115,664	253,305	144,082	5,367	52,101
Interest income	52,438	47,624	63,555	10,154	14,782
Purchases of goods and services:					
Purchases of coal	228,076	5,633,166	2,015,424	573,643	681,474
Purchases of machinery and equipment	143,969	485,709	277,561	69,829	119,336
Purchases of design services	—	—	4,483	1,700	8,468
Purchases of labour services	24,799	55,010	46,944	12,573	36,869
Purchases of materials and spare parts	733,972	606,216	1,060,067	512,147	552,909
Construction and technical services	8,064	38,676	88,897	8,186	14,724
Ancillary and social services	24,885	72,054	79,176	42,638	49,036
Mining equipment installation	—	—	2,928	—	2,199
Transportation services	1,190,788	2,633,310	2,662,982	1,315,887	1,321,892
Interest expense	377,122	434,462	458,111	167,940	217,838

(b) Related party balances

	As of 31 December			As of 30 June
	2003	2004	2005	2006
	RMB'000	RMB'000	RMB'000	RMB'000
Balances with Parent Company and fellow subsidiaries				
Trade and other receivables	157,189	294,440	465,134	580,581
Trade payables	130,254	101,744	204,881	178,286
Accruals and other payables	321,903	592,323	1,538,038	927,792
Balances with jointly controlled entity of the Group (after elimination of the Group's proportionate interest in those jointly controlled entities)				
Trade and other receivables	49,073	166,484	229,664	310,897
Trade payables	70,324	76,244	143,648	227,736
Accruals and other payables	1,707	19,249	11,621	12,524

	As of 31 December			As of 30 June
	2003	2004	2005	2006
	RMB'000	RMB'000	RMB'000	RMB'000
Balances with Associate				
Trade and other receivables	—	12,622	48,199	34,410
Trade payables	3,000	—	—	922
Accruals and other payables	—	—	7,309	4,157
Balances with minority shareholders of subsidiaries				
Trade and other receivables	82,505	90,015	107,197	86,353
Trade payables	276	1,115	116	—
Accruals and other payables	1,823	16,212	4,887	6,031
Balances with joint venture partners in jointly controlled entities (attributable to the Group's interest in those jointly controlled entities)				
Trade and other receivables	75,222	54,943	227,241	437,534
Trade payables	66,340	175,431	339,822	172,652
Accruals and other payables	190,218	197,144	198,775	222,746
Balances with state-owned enterprises				
Trade and other receivables	1,207,663	1,581,685	2,435,430	2,276,636
Trade payables	1,202,903	1,715,211	1,616,739	1,127,748
Accruals and other payables	326,259	820,426	373,778	547,846
Deposits placed with banks and non-bank financial institutions	3,230,997	3,421,325	3,080,756	2,140,981
Loans from banks and non-bank financial institutions	9,387,572	8,284,447	7,529,311	7,610,753

Movements on loans from state-owned banks or non-bank financial institutions:

	As of 31 December			As of 30 June
	2003	2004	2005	2006
	RMB'000	RMB'000	RMB'000	RMB'000
At beginning of the year/period	8,178,621	9,387,572	8,284,447	7,529,311
Additions	3,939,497	3,020,509	3,209,795	1,565,573
Payments	(3,085,404)	(4,183,591)	(3,543,439)	(1,517,153)
Exchange losses/(gains)	346,234	91,336	(376,196)	10,087
Interest expense accrued/(paid)	8,624	(31,379)	(45,296)	22,935
At end of the year/period	9,387,572	8,284,447	7,529,311	7,610,753

The above related party balances, other than deposits placed with, and loans from, banks and non-bank financial institutions, are unsecured, interest free and generally settled within one year. Details of deposits placed with, and loans from banks and non-bank financial institutions are disclosed in Notes 17 and 19.

36 PARTICULARS OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES

As of 31 December 2003, 2004, 2005 and 30 June 2006 and as of the date of this report, the Company has interests in the following principal subsidiaries, jointly controlled entities and associates, which in the

opinion of the directors, were significant to the results of the Relevant Periods or formed a substantial portion of the Group at the balance sheet dates:

(i) Principal subsidiaries

Company Name	Country/Place of operation and date of incorporation	Paid up capital	Attributable equity interest held by the Company	Attributable equity interest held by the Group	Principal activities	Type of legal entity
Shanghai Datun Energy Resources Co., Ltd. (Note i)/(上海大屯能源股份有限公司)	Shanghai, the PRC 29 December 1999	RMB 722,718,000	60.35%	62.43%	Coal mining	Joint stock with limited liability; Listed on the Shanghai Stock Exchange
China Coal & Coke Holdings Ltd. (Note ii)/(中煤焦化控股有限責任公司)	Beijing, the PRC 15 August 2003	RMB 100,000,000	95%	100%	Manufacture and sale of coke	Limited liability company
China Coal Tendering Co., Ltd. (Note xviii)/(中煤招標有限責任公司)	Beijing, the PRC 28 November 2001	RMB 8,000,000	60%	100%	Tendering services	Limited liability company
China National Coal Development Co., Ltd. (Note ii) (a) (中國煤炭開發有限責任公司)	Beijing, the PRC 17 February 1981	RMB 23,077,012	100%	100%	Sale of mining equipment	Limited liability company
China Coal Xi'an Design Engineering Co., Ltd. (Note iii)/(中煤西安設計工程有限責任公司) (a)	Xi'an, the PRC 1 September 1954	RMB 77,938,964	100%	100%	Coal mining related design services	Wholly state-owned enterprise
Shanxi Pingshuo Anjialing Surface Mine Company Limited (Note ii)/(山西平朔安家嶺露天煤炭有限公司)	Pingshuo, the PRC 27 November 1997	RMB 538,747,413	100%	100%	Coal mining	Limited liability company
Shuozhou Pingmu Coal Processing Co., Ltd. (Note iv)/(朔州平木煤炭加工有限公司)	Shuozhou, the PRC 4 July 2003	RMB 31,300,000	100%	100%	Coal processing	Limited liability company
China National Coal Industry Imp. & Exp. Group (Heilongjiang) Co., Ltd. (Note xv)/(中國煤炭工業進出口集團黑龍江有限公司)	Harbin, the PRC 26 May 1999	RMB 5,000,000	92.6%	100%	Sale of machinery, mineral and chemicals products	Limited liability company
China National Coal Industry Imp. & Exp. Group (Rizhao) Co., Ltd. (Note xv)/(中國煤炭工業進出口集團日照有限公司)	Rizhao, the PRC 18 May 1999	RMB 10,000,000	90%	100%	Sale of machinery, mineral and chemicals products	Limited liability company

Company Name	Country/Place of operation and date of incorporation	Paid up capital	Attributable equity interest held by the Company	Attributable equity interest held by the Group	Principal activities	Type of legal entity
Lianyungang China Coal Huanneng Coal Processing Co., Ltd. (Note vi)/ (連雲港中煤環能煤炭加工有限公司)	Lianyungang, the PRC 27 December 1999	RMB 5,000,000	75%	75%	Coal processing	Sino-foreign limited liability company
China Coal Lianyungang Imp. & Exp. Co., Ltd. (Note v)/(中煤連雲港進出口有限公司) (a)	Lianyungang, the PRC 5 July 1991	RMB 22,042,401	100%	100%	Sale of machinery, minerals and chemicals products	Limited liability company
Shanghai ChinaCoal East China Co., Ltd. (Note xiii)/ (上海中煤華東有限公司)	Shanghai, the PRC 26 May 2005	RMB 100,000,000	97%	97%	Sale of machinery, minerals and chemical products	Limited liability company
China National Coal Industry Imp. & Exp. Group (Qingdao) Co., Ltd. (Note xv)/(中國煤炭工業進出口集團青島有限公司)	Qingdao, the PRC 2 June 1999	RMB 10,000,000	100%	100%	Importing and exporting of machinery, mineral products, and other related services	Limited liability company
China National Coal Imp. & Exp. Group (Tianjin) Co., Ltd. (Note xv)/(天津中煤進出口有限公司)	Tianjin, the PRC 30 April 1999	RMB 10,000,000	90%	100%	Sale of coal products and other related products	Limited liability company
China National Coal Industry Qinhuangdao Imp. & Exp. Co., Ltd. (Note xv)/ (中國煤炭工業秦皇島進出口有限公司)	Qinhuangdao, the PRC 18 May 1999	RMB 15,000,000	95%	95%	Sale of coal and related product	Limited liability company
Sunfield Resources Pty. Ltd. (Note xvii)/ (華光資源有限公司)	Sydney, Australia 18 June 1997	AUD 500,000	100%	100%	Sale of coal	Limited liability company
Qinhuangdao China Coal Warehousing and Transportation Co., Ltd. (Note xv)/(秦皇島中煤儲運有限公司) (a)	Qinhuangdao, the PRC 1 January 1985	RMB 40,902,985	78.43%	78.43%	Warehousing and freight forwarding of coal	Wholly state - owned enterprise
Qinhuangdao Zhongmei Gangneng Coal Purifying Co., Ltd. (Note xv)/ (秦皇島中煤港能煤炭加工有限公司)	Qinhuangdao, the PRC 25 August 1999	USD 3,545,200	75%	75%	Coal processing	Sino-foreign Limited liability company
China Coal Sales and Transporting Corporation (Note xv)/(中國煤炭銷售運輸總公司)*	Bejing, the PRC 15 March 1983	RMB 44,662,306	100%	100%	Sale of coal and related products	Limited liability company
China Coal & Coke Longquan Limited (Note ii)/ (汾陽市中煤龍泉焦化有限責任公司)	Fenyang, the PRC 29 September 2003	RMB 50,000,000	—	60%	Manufacture, processing and washing of coke	Limited liability company

Company Name	Country/Place of operation and date of incorporation	Paid up capital	Attributable equity interest held by the Company	Group	Principal activities	Type of legal entity
China Coal & Coke Mudanjiang Limited (Note ii)/(中煤牡丹江焦化有限責任公司)	Mudanjiang, the PRC 21 April 2003	RMB 15,000,000	—	100%	Manufacture, processing and sale of coke	Limited liability company
China Coal & Coke Jingda Limited (Note ii) (山西省太谷縣中煤京達焦化有限責任公司)	Taigu, the PRC 29 October 2003	RMB 14,920,000	—	70%	Manufacture and sale of coke	Limited liability company
China Coal & Coke Jiuxin Limited (Note xvi) (靈石縣中煤九鑫焦化有限責任公司)	Lingshi, the PRC 2 January 2004	RMB 50,000,000	—	75%	Manufacture and sale of coke	Limited liability company
North Coke (Hong Kong) Company Limited (Note viii)/(北方焦化(香港)有限公司)	Hong Kong 31 March 2003	USD 100,000	—	100%	Sale of coke and related products	Limited liability company
China National Coal Mining Equipment Co., Ltd. (Note ii)/ (中國煤礦機械裝備有限責任公司)(a)	Beijing, the PRC July 1988	RMB 462,726,039	100%	100%	Design, manufacture and sale of machinery and equipment for coal industry	Wholly state-owned enterprise
China Coal Handan Coal Mining Machinery Company Limited (Note ii) (中煤邯鄲煤礦機械有限責任公司)(a)	Handan, the PRC August 1969	RMB 46,282,375	—	100%	Manufacture of mining equipment; export and import services	Wholly state-owned enterprise
Beijing China Coal Zhongzhuang Machinery Materials Co., Ltd. (Note ii) (北京中煤中裝機械物資有限公司)(a)	Beijing, the PRC September 1993	RMB 2,857,500	—	100%	Sale of mining steel and equipment	Wholly state - owned enterprise
China Coal Beijing Coal Mining Machinery Co., Ltd. (Note ii) (中煤北京煤礦機械有限責任公司)(a)	Beijing, the PRC 1 January 1958	RMB 185,892,696	—	100%	Manufacture of mining machinery and equipment	Wholly state - owned enterprise
China Coal Zhangjiakou Coal Mining Machinery Co., Ltd. (Note ii)/ (中煤張家口煤礦機械有限責任公司)(a)	Zhangjiakou, the PRC 16 May 2000	RMB 213,922,696	—	100%	Manufacture of mining machinery and equipment	Limited liability company
China Coal Overseas Development Co., Ltd. (Note ii)/(中國煤炭海外開發有限公司)(a)	Beijing, the PRC 16 June 1981	RMB 10,000,000	—	100%	Import and export services	Wholly state - owned enterprise

Company Name	Country/Place of operation and date of incorporation	Paid up capital	Attributable equity interest held by the Company	Group	Principal activities	Type of legal entity
China Mineral Equipment Group Import and Export Co., Ltd. (Note ii)/ (中礦機集團進出口有限責任公司)	Beijing, the PRC 19 March 1996	RMB 5,527,860	—	80%	Sale of mining machinery and equipment	Limited liability company
Tianjin China Coal Mining Equipment and Electronic Co., Ltd. (Note ii)/ (天津中煤煤礦機電有限公司)(a)	Tianjing, the PRC 7 January 1991	RMB 16,201,000	—	100%	Manufacture of mining equipment and electronic products	Wholly state - owned enterprise
Jiangsu Datun Aluminium Co., Ltd. (Note i)/ (江蘇大屯鋁業有限公司)	Xuzhou, the PRC 18 April 2002	RMB 245,576,787	—	46.82%	Manufacture of aluminium products	Sino-foreign limited liability company
China Coal Shaanxi Zhong'an project Management Co., Ltd. (Note iii)/ (中煤陝西中安項目管理有限責任公司)(a)	Xi'an, the PRC 25 Dec 1996	RMB 2,000,000	—	100%	Project Management services	Limited liability company
Xi'an Zhong'an Rock Soil Engineering Co., Ltd. (Note iii)/(西安中安岩土工程有限責任公司)(a)	Xi'an, the PRC 20 May 1993	RMB 1,500,000	—	100%	Surveying services	Limited liability company
Xi'an Meilong Control Engineering Co., Ltd. (Note iii)/ (西安梅隆控制工程有限責任公司)	Xi'an, the PRC 28 January 1997	RMB 500,000	—	60%	Telecom engineering	Limited liability company
Xi'an Zhong'an Printing Co., Ltd. (Note iii)/ (西安中安印務有限責任公司)	Xi'an the PRC 27 September 1995	RMB 807,700	—	100%	Sale of publishing and Photocopying equipment and provision of related services	Limited liability company
China Coal Handan Design Engineering Co., Ltd. (Note ix) (中煤邯鄲設計工程有限責任公司)(a)	Handan, the PRC 7 October 1975	RMB 31,528,574	100%	100%	Design and survey of construction projects	Wholly state - owned enterprise
China Coal Handan Mining Machinery Co., Ltd. (Note ix)/(中煤邯鄲礦山機械有限責任公司) (a)	Handan, the PRC 13 January 1996	RMB 1,074,921	—	100%	Manufacture of mining machinery	Wholly state - owned enterprise
Handan City Guoning Engineering Design Co., Ltd. (Note ix)/(邯鄲市國寧工程設計諮詢有限公司)	Handan, the PRC 8 December 2000	RMB 1,000,000	—	100%	Construction design and consulting services	Limited liability company

Company Name	Country/Place of operation and date of incorporation	Paid up capital	Attributable equity interest held by the Company	Group	Principal activities	Type of legal entity
Handan City Qibin Engineering Design and Consulting Co., Ltd. (Note ix)/(邯鄲市奇斌工程設計諮詢有限公司)	Handan, the PRC 30 July 2003	RMB 500,000	—	100%	Provision of construction design and consulting services	Limited liability company
China Coal Handan Zhongyuan Construction Supervision and Consulting Co., Ltd. (Note ix)/(中煤邯鄲中原建設監理諮詢有限責任公司) (a)	Handan, the PRC 1989	RMB 1,384,174	—	100%	Provision of project management services	Wholly state - owned enterprise
China Coal Handan Xinhua Technology Development Co., Ltd. (Note ix)/(中煤邯鄲信華技術開發有限責任公司) (a)	Handan, the PRC 26 March 1993	RMB 1,645,770	—	100%	Provision of telecommunication and computer engineering services	Wholly state - owned enterprise
China Coal Handan Rock Soil Engineering Technology Co., Ltd. (Note ix)/(中煤邯鄲岩土工程有限責任公司) (a)	Handan, the PRC 10 October 1993	RMB 3,567,814	—	100%	Provision of land surveying services	Wholly state - owned enterprise
Handan City Zhongyuan Engineering Quality Testing Co., Ltd. (Note xiv)/(邯鄲市中遠工程質量檢測有限公司)	Handan, the PRC 24 September 2004	RMB 1,000,000	—	100%	Provision of project quality testing services	Limited liability company
China Coal International Technical Consulting Development Co., Ltd. (Note vii)/(中國煤炭工業國際技術諮詢開發有限責任公司)(a)	Beijing, the PRC 1 July 1988	RMB 9,857,655	—	100%	Consulting services	Limited liability company
Shanxi Pingshuo Co., Ltd (Note ii)* (山西平朔實業有限責任公司)	Shuozhou, the PRC 2 November 2001	RMB 42,391,900	100%	100%	Manufacture of mining equipment and electronic products	Limited liability company
Shuozhou City Pinglu District Ping'an Fertilizer Company Limited (Note ii) (朔州市平魯區平安化肥有限責任公司)***	Shanxi, the PRC 31 July 1996	RMB 137,018,257	40.58%	94%	Sale of fertilizer and other chemicals products	Limited liability company
Shanxi Pingshuo Real Estate Co., Ltd (Note ii)* (山西平朔房地產開發有限公司)	Shuozhou, the PRC 15 January 2002	RMB 20,000,000	90%	100%	Real Estate exploitation and management	Limited liability company

Company Name	Country/Place of operation and date of incorporation	Paid up capital	Attributable equity interest held by the Company	Group	Principal activities	Type of legal entity
Pingshuo Coal Industry Company (Note ii) (平朔煤炭工業公司)**	Shuozhou, the PRC 6 October 1990	RMB 740,848,400	100%	100%	Coal Mining	Wholly state-owned enterprise
China Coal Import and Export Company (Note xv) (中國煤炭進出口公司)**	Beijing, the PRC 18 October 1988	RMB 423,505,632	100%	100%	Sale of coal products and other related products; import and export services	Limited liability company

* These entities have been retained by the Parent Company in accordance with the Restructuring.

** These entities have been transformed into branches of the Company in accordance with the Restructuring.

*** 70% of the equity interest in this entity has been retained by the Parent Company in accordance with the Restructuring, and this entity became an associate of the Company after the Restructuring.

(a) These companies changed their names in 2006:

	Formerly
China Coal Xi'an Design Engineering Co., Ltd. (中煤西安設計工程有限責任公司)	Coal Industry Xi'an Design and Research Institute (煤炭工業西安設計研究院)
China National Coal Development Co., Ltd. (中國煤炭開發有限責任公司)	China Coal Development Company (中國煤炭開發公司)
China Coal Lianyungang Imp. & Exp. Co., Ltd. (中煤連雲港進出口有限公司)	China Coal Import and Export Group Lianyungang Co., Ltd. (中國煤炭進出口集團連雲港公司)
China National Coal Mining Equipment Co., Ltd. (中國煤礦機械裝備有限責任公司)	China Coal Mining Equipment Group Company (中國煤礦工程機械裝備集團公司)
China Coal Handan Coal Mining Machinery Co., Ltd. (中煤邯鄲煤礦機械有限責任公司)	Fengfeng Metal Bracket plant (峰峰金屬支架廠)
China Coal Beijing Coal Mining Machinery Co., Ltd. (中煤北京煤礦機械有限責任公司)	Beijing Coal Machinery plant (北京煤礦機械廠)
China Coal Handan Design Engineering Co., Ltd. (中煤邯鄲設計工程有限責任公司)	Coal Industries Handan Design and Research Institute (煤炭工業邯鄲設計研究院)
China Coal Shaanxi Zhong'an Project Management Co., Ltd. (中煤陝西中安項目管理有限責任公司)	Shaanxi Zhong'an Supervision Company (陝西中安監理公司)
Xi'an Zhong'an Rock Soil Engineering Co., Ltd. (西安中安岩土工程有限責任公司)	Xi'an Zhong'an Rock Soil Engineering Company (西安中安岩土工程公司)
China Coal Overseas Development Co., Ltd. (中國煤炭海外開發有限公司)	China Coal Overseas Development Company (中國煤炭海外開發公司)
China Coal Zhangjiakou Coal Mining Machinery Co., Ltd. (中煤張家口煤礦機械有限責任公司)	Zhangjiakou Coal Mining Machinery Co., Ltd. (張家口煤礦機械有限公司)
Tianjin China Coal Mining Equipment and Electronic Co., Ltd. (天津中煤煤礦機電有限公司)	Tianjin Development Zone Coal Mining Equipment and Electronic Company (天津開發區煤礦機電公司)

	Formerly
Qinhuangdao China Coal Warehousing and Transportation Co., Ltd. (秦皇島中煤儲運有限公司)	China Coal Import and Export Group Qinhuangdao Warehousing and Transportation Center (中國煤炭進出口集團公司秦皇島儲運中心)
Beijing China Coal Zhongzhuang Machinery Materials Co., Ltd. (北京中煤中裝機械物資有限公司)	Beijing Zhongzhuang Machinery Materials Company (北京中裝機械物資公司)
China Coal Handan Mining Machinery Company Co., Ltd. (中煤邯鄲礦山機械有限責任公司)	Handan Design and Research Institute Zhongxing Minchinery Plant (邯鄲設計研究院中興機械廠)
China Coal Handan Rock Soil Engineering Technology Co., Ltd. (中煤邯鄲岩土工程有限公司)	Handan Design and Research Institute Rock Soil Engineering Technology Development Company (邯鄲設計研究院岩土工程技術開發公司)
China Coal Handan Zhongyuan Construction Supervision and Consulting Co., Ltd. (中煤邯鄲中原建設監理諮詢有限責任公司)	China Coal Industries Handan Design and Research Zhongyuan Construction Supervision and Consulting Company (煤炭工業邯鄲設計研究院中原建設監理諮詢公司)
China Coal Handan Xinhua Technology Development Co., Ltd. (中煤邯鄲信華技術開發有限責任公司)	Handan Design and Research Institute Xinhua Technology Development Company (邯鄲設計研究院信華技術發展公司)
China Coal International Technical Consulting Development Co., Ltd. (中國煤炭工業國際技術諮詢開發有限責任公司)	China Coal Industries International Technical Consulting Company (中國煤炭工業國際技術諮詢開發公司)

(ii) Principal jointly controlled entities

Company Name	Country/Place of operation and date of incorporation	Paid up capital	Attributable equity interest held by the Company	Attributable equity interest held by the Group	Principal activities	Type of legal entity
Huajin Coking Coal Company Limited (Note xix)/(華晉焦煤有限責任公司)	Shanxi, the PRC 20 December 1991	RMB 519,876,510	50%	50%	Coal mining	Limited liability company
Lingshi China Coal & Coke Gas Power Limited (Note xvi)/(靈石縣中煤焦化煤氣發電有限責任公司)	Lingshi, the PRC 11 November 2004	RMB 1,000,000	—	51%	Power generation	Limited liability company
Shuozhou China Coal Pingshuo Energy Co., Ltd. (Note xx)/(朔州中煤平朔能源有限公司)	Shuozhou, the PRC 21 March 2004	RMB 150,000,000	51%	51%	Manufacture and processing of coal	Limited liability company
Shaanxi Nanliang Coal Co., Ltd. (Note x)/(陝西南梁礦業有限公司)	Fugu, the PRC 5 February 1999	RMB 68,750,000	23%	55%	Manufacture and processing of coal	Sino-foreign limited liability company

Company Name	Country/Place of operation and date of incorporation	Paid up capital	Attributable equity interest held by the Company	Attributable equity interest held by the Group	Principal activities	Type of legal entity
Datong China Coal Export Base Development Co., Ltd. (Note xi)/ (大同中煤出口煤基地建設有限公司)	Datong, the PRC 8 August 2000	RMB 125,000,000	19%	60%	Manufacture and processing of coal	Sino-foreign limited liability company
Datong Zhongxin Energy Co., Ltd. (Note xii)/ (大同中新能源有限公司)	Datong, the PRC 27 August 2001	RMB 161,000,000	5%	42%	Manufacture and processing of coal	Sino-foreign limited liability company
China Coal Complete Equipment Co., Ltd. (Note ii)/ (中煤設備成套有限公司)	Beijing, the PRC 23 September 1993	RMB 28,452,400	—	65.73%	Provision of maintenance services	Wholly state-owned enterprise
Shanxi China Coal Pingshuo Antaibao Coal Co., Ltd. (formerly Ping Shuo First Coal Company Limited)* (Note ii)/ 山西中煤平朔安太堡煤炭有限責任公司 (前稱平朔第一煤炭有限公司)	Shuozhou, the PRC 8 July 1991	RMB 983,329,299	80%	80%	Coal mining	Limited liability company

* In September 2006, the Company acquired the remaining 20% equity interest in Shanxi China Coal Pingshuo Antaibao Coal Co., Ltd. and it became a wholly owned subsidiary of the Group since then (note 37(c)).

The aggregate amounts of assets, liabilities, revenues and expenses, and capital commitments attributable to the Group's interests in the jointly controlled entities are summarised as follows:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Assets:				
Non-current assets	3,248,761	3,364,817	3,383,604	3,766,017
Current assets	1,750,977	1,965,977	2,374,031	3,172,461
Liabilities:				
Long-term liabilities	(953,805)	(977,281)	(922,316)	(670,650)
Current liabilities	(2,692,004)	(2,484,184)	(2,738,737)	(4,123,651)

	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000 (unaudited)	2006 RMB'000
Revenue	3,335,804	5,305,210	6,688,488	3,231,039	2,936,089
Expenses	3,270,458	4,940,075	6,334,064	3,049,675	2,787,857
Net profit	65,346	365,135	354,424	181,364	148,232
Capital commitments	—	—	110,000	—	145,299

There are no contingent liabilities relating to the Group's interest in the jointly controlled entities.

(i) The accounts of these companies for the Relevant Periods were audited by Jiangsu Tianheng Certified Public Accountants Co., Ltd. (江蘇天衡會計師事務所有限公司)

(ii) The accounts of these companies for the Relevant Periods were audited by Zhongtianheng Certified Public Accountants Co., Ltd. (中天恒會計師事務所有限公司)

(iii) The accounts of these companies for the years ended 31 December 2003 and 2004 were audited by Shanxi Tianyuan Certified Public Accountants Co., Ltd. (山西天元會計師事務所有限公司) and the accounts of these companies for the year ended 31 December 2005 was audited by Beijing Zhonglei Certified Public Accountants Co., Ltd. (北京中磊會計師事務所有限公司)

(iv) The accounts of the company for the year ended 31 December 2003 were audited by Shuozhou Sanyi Certified Accountants Co., Ltd. (朔州三益會計師事務所有限公司). The accounts of the company for the years ended 31 December 2004 and 2005 were audited by Zhongtianheng Certified Public Accountants Co., Ltd. (中天恒會計師事務所有限公司)

(v) The accounts of this company for the year ended 31 December 2003 were audited by Jiangsu Tianheng Certified Public Accountants Co., Ltd. (江蘇天衡會計師事務所有限公司), the accounts of the company for the years ended 31 December 2004 were audited by Zhongtianheng Certified Public Accountants Co., Ltd. (中天恒會計師事務所有限公司) and the accounts of the company for the year ended 2005 were audited by Zhongfa Daoqin Certified Public Accounts Co., Ltd. (中發道勤會計師事務所有限公司)

(vi) The accounts of this company for the year ended 31 December 2003 were audited by Jiangsu Tianheng Certified Public Accountants Co., Ltd. (江蘇天衡會計師事務所有限公司) and the accounts of the company for the years ended 31 December 2004 and 2005 were audited by Zhongfa Daoqin Certified Public Accountants Co., Ltd. (中發道勤會計師事務所有限公司)

(vii) The accounts of the company for the year ended 31 December 2003 were audited by Zhongjia Certified Public Accountants Co., Ltd. (中嘉會計師事務所有限公司) and the accounts of the company for the years ended 31 December 2004 and 2005 were audited by Zhongtianheng Certified Public Accountants Co., Ltd. (中天恒會計師事務所有限公司)

(viii) The accounts of this company for the Relevant Periods were audited by Ceiceily Lo & Company.

(ix) The accounts of these companies for the year ended 31 December 2003 were audited by Zhongtianheng Certified Public Accountants Co., Ltd. (中天恒會計師事務所有限公司), the accounts of these companies for the year ended 31 December 2004 were audited by ShanxiTianyuan Certified Public Accountants Co., Ltd. (山西天元會計師事務所有限公司) and the accounts of these companies for the year ended 31 December 2005 were audited by Beijing Zhonglei Certified Public Accountants Co., Ltd. (北京中磊會計師事務所有限公司)

(x) The accounts of this company for the Relevant Periods were audited by Yulinborui Certified Public Accountants Co., Ltd. (榆林博瑞會計師事務所有限公司)

(xi) The accounts of this company for the Relevant Periods were audited by Datong Beiyue Certified Public Accountants Co., Ltd. (大同北岳會計師事務所有限公司)

(xii) The accounts of this company for the Relevant Periods were audited by Shanxi Zhencheng Certified Public Accountants Co., Ltd. (山西真誠會計師事務所有限公司)

(xiii) Newly incorporated in 2005 and the accounts of these companies for the year ended 31 December 2005 were audited by Zhongfa Daoqin Certified Public Accountants Co., Ltd. (中發道勤會計師事務所有限公司)

(xiv) Newly incorporated in 2004 and the accounts of the company for the year ended 31 December 2004 were audited by Shanxi Tianyuan Certified Public Accountants (山西天元會計師事務所有限公司) and the accounts of the company for the year ended 31 December 2005 were audited by Beijing Zhonglei Certified Public Accountants Co., Ltd. (北京中磊會計師事務所有限公司)

(xv) The accounts of this company for the year ended 31 December 2003 and 2004 were audited by Zhongtianheng Certified Public Accountants Co., Ltd. (中天恒會計師事務所有限公司) and the accounts of the company for the years ended 31 December 2005 were audited by Zhongfa Daoqin Certified Public Accountants Co., Ltd. (中發道勤會計師事務所)

(xvi) Newly incorporated in 2004 and the accounts of the company for the years ended 31 December 2004 and 2005 were audited by Zhongtianheng Certified Public Accountants Co., Ltd. (中天恒會計師事務所有限公司)

(xvii) No audited accounts were issued for this company for the Relevant Periods as it is not required to issue audited accounts under the local statutory requirements.

(xviii) The accounts of this company for the year ended 31 December 2003 were audited by Zhongtianheng Certified Public Accountants Co., Ltd. (中天恒會計師事務所有限公司) and the accounts of the company for the years ended 31 December 2004 and 2005 were audited by Beijing Zhonglei Certified Public Accountants Co., Ltd. (北京中磊會計師事務所有限公司)

(xix) The accounts of the company for the years ended 31 December 2003 and 2004 were audited by Shanxi Tianyuan Certified Public Accountants Co., Ltd. (山西天元會計師事務所有限公司) and the accounts of the company for the year ended 31 December 2005 was audited by Beijing Zhongtianhuazheng Certified Public Accountants Co., Ltd. (北京中天華正會計師事務所有限公司)

(xx) Newly incorporated in 2004 and the accounts of the company for the years ended 31 December 2004 and 2005 were audited by Shuozhou Sanyi Certified Public Accountants Co., Ltd. (朔州三益會計師事務所有限公司)

Except for Ceiceily Lo & Company , which is a firm of certified public accountants registered in Hong Kong , all the auditors of the above entities are certified public accountants registered in the PRC. None of the above entities have ever prepared audited financial statements in accordance with IFRS.

The English names of certain subsidiaries, jointly controlled entities and associates companies referred to herein represent management's best effort at translating the Chinese names of these companies as no English names have been registered.

(iii) Principal associates

Company Name	Country/Place of operation and date of incorporation	Paid up capital	Attributable equity interest held by the Company	Group	Principal activities	Type of legal entity
China Coal & Coke Xuyang Limited 河北中煤旭陽焦化有限公司	Hebei, the PRC 21 November 2003	RMB 100,000,000	—	45%	Manufacture and sale of coal and other related products	Limited liability company
Tianjin Tanjin Energy Technology Company Limited 天津炭金能源技術有限公司	Tianjin, the PRC 28 August 2001	RMB 2,000,000	—	40%	Coal washing and other related services	Limited liability company
Beijing Zhongshuichang Solid and Liquid Separation Technology Company Limited 北京中水長固液分離技術有限公司	Beijing, the PRC 20 September 2001	RMB 5,800,000	—	25.86%	Manufacture and sale of environmentally friendly equipment	Limited liability company
Zhangjiakou Hengyang Appliance Company Limited 張家口恒洋電器有限公司	Zhangjiakou, the PRC 26 April 2001	RMB 2,329,505	—	45.55%	Manufacture of electrical appliances	Sino-foreign limited liability company
Zhangjiakou Litong Transportation Company Limited 張家口利通汽車運輸有限公司	Zhangjiakou, the PRC 18 February 2002	RMB 500,000	—	20%	Freight forwarding services	Limited liability company
Beijing Tianhua Zhongrui Machinery Technology Development Company Limited 北京天華中瑞機械科技發展有限責任公司	Beijing, the PRC 16 September 2004	RMB 4,641,000	—	49%	Manufacture of spare parts for motor vehicles	Limited liability company
Shanxi Pingshuo Gangue-fired Power Generation Co., Ltd. 山西平朔煤矸石發電有限責任公司	Shanxi, the PRC 10 December 2002	RMB 129,250,000	30%	30%	Power generation and related products	Limited liability company
Shuozhou Pingshuo Luda Railway Transportation Company Limited 朔州平朔路達鐵路運輸有限公司	Shanxi, the PRC 19 May 2004	RMB 10,000,000	37.5%	37.5%	Railway transportation	Limited liability company
Guotou Zhongmei Tongmei Jingtang Port Company Limited 國投中煤同煤京唐港口有限公司	Tianjin, the PRC 16 June 2005	RMB 200,000,000	21%	21%	Coal Quay Construction	Limited liability company
Fukai (Zhangjiakou) Mineral Equipment Company Limited 富凱(張家口)礦業設備有限公司	Zhangjiakou, the PRC 18 November 2004	RMB 1,650,000	—	49%	Manufacture of mining vehicles and provision of technical services	Sino-foreign limited liability company

37 SUBSEQUENT EVENTS

Save as disclosed elsewhere in this report, the significant subsequent events are as follows:

(a) The Company was incorporated on 22 August 2006. Subsequently, China Coal Group and the Company entered into a restructuring agreement (the "Restructuring Agreement") in preparation for a listing of the Company's shares on the Main Board of The Stock Exchange of Hong Kong Limited. Details of the Restructuring are set out in note 1 to the Financial Information. Pursuant to the Restructuring Agreement, China Coal Group has made various representations and warranties in relation to the businesses, assets, liabilities and interests transferred to the Company under the Restructuring and has agreed to be responsible for all tax liabilities associated with the transferred businesses, assets, liabilities and interests incurred before the Restructuring. China Coal Group has also agreed to indemnify the Company against any claims, losses or expenses incurred by the Company in connection with or arising from, among others:

(i) any breach of any provision of the Restructuring Agreement on the part of China Coal Group or its subsidiaries (excluding the Company);

(ii) the businesses, assets, liabilities and interests retained or held by China Coal Group following the Restructuring;

(iii) any rights and interests in relation to all employees of the Company who were employed by China Coal Group before the Restructuring for the period of their employment by China Coal Group;

(iv) any title defect in respect of properties being acquired by the Company prior to the Restructuring;

(v) any litigation or other claims against the Company that relate to events or circumstances occurring before the effective date of the Restructuring in relation to the businesses, assets, liabilities and interests transferred to the Company under the Restructuring, except those that are disclosed and provided for in the Financial Information.

(b) As part of the Restructuring, the Company entered into following agreements with China Coal Group on 5 September 2006:

(i) Coal export sales agency agreement, under which the Company appoints China Coal Group as its non-exclusive export sales agent in respect of its coal products;

(ii) Coal supplies framework agreement in respect of the procurement of coal products from the coal mines operated by China Coal Group;

(iii) Integrated materials and services mutual provision framework agreement for the provision of raw materials and services by either party;

(iv) Mine construction and design framework agreement for the provision of coal mine construction services and coal mine design services by either party;

(v) Property leasing framework agreement for properties leased from China Coal Group and its subsidiaries;

(vi) Land use rights leasing framework agreement for land use rights leased from China Coal Group;

The above framework agreements contemplated that the relevant members of the Group and China Coal Group (including its subsidiaries and associates) will enter into separate agreement to set out the specific terms and conditions in respect of the relevant materials and services to be provided or the relevant properties or land leased according to the principles, within the parameters under the relevant framework agreement.

(c) In September 2006, the Company obtained approval from the PRC government to acquire the remaining 20% equity interests in Shanxi China Coal Pingshuo Antaibao Coal Co., Ltd., a jointly controlled entity, from China Coal Group and another third-party joint venture partner at aggregate consideration of approximately RMB247.65 million. Upon completion of such acquisition in September 2006, Shanxi China Coal Pingshuo Antaibao Coal Co., Ltd. became a wholly owned subsidiary of the Group.

The selected financial information of Shanxi China Coal Pingshuo Antaibao Coal Co. Ltd. during the Relevant Periods is summarised as follows:

Balance sheet	As of 31 December			As of 30 June
	2003	2004	2005	2006
	RMB'000	RMB'000	RMB'000	RMB'000
ASSETS				
Non-current assets				
Property, plant and equipment	1,139,676	1,107,297	1,072,535	1,268,657
Investments in associates	—	35,339	34,543	35,305
Deferred tax assets	5,231	3,576	2,399	3,479
Due from group companies	1,218,333	1,297,916	1,112,437	1,310,836
	2,363,240	2,444,128	2,221,914	2,618,277
Current assets				
Inventories	574,544	614,205	834,648	702,965
Receivables and prepayments	329,106	404,106	783,145	788,571
Cash and cash equivalents	394,516	72,832	231,894	293,698
	1,298,166	1,091,143	1,849,687	1,785,234
TOTAL ASSETS	3,661,406	3,535,271	4,071,601	4,403,511
LIABILITIES				
Non-current liabilities				
Long-term borrowings	118,500	99,000	99,000	50,000
Deferred tax liabilities	55,662	88,540	128,784	143,330
Provision for close down, restoration and environmental costs	128,724	135,218	142,040	145,579
	302,886	322,758	369,824	338,909
Current liabilities				
Payables and accruals	1,877,880	2,154,100	2,254,310	2,295,570
Short-term borrowings	792,500	100,000	200,000	299,000
	2,670,380	2,254,100	2,454,310	2,594,570
TOTAL LIABILITIES	2,973,266	2,576,858	2,824,134	2,933,479

Income statement	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000 (Unaudited)	2006 RMB'000
Revenue	3,072,328	4,862,244	5,106,661	2,854,375	2,436,391
Cost of sales	(2,776,103)	(4,153,740)	(4,482,460)	(2,426,941)	(1,964,406)
Gross profit	296,225	708,504	624,201	427,434	471,985
Selling, general and administrative expenses	(269,480)	(365,670)	(319,876)	(166,869)	(146,000)
Other gains	14,170	3,717	5,398	315	487
Other operating income, net	(1,654)	23,636	48,242	32,836	21,166
Total operating expenses	(256,964)	(338,317)	(266,236)	(133,718)	(124,347)
Profit from operations	39,261	370,187	357,965	293,716	347,638
Finance costs	(68,857)	(60,721)	(26,693)	(22,454)	(12,452)
Share of profits/(losses) of associates	—	(4,661)	(796)	(1,352)	762
Profit before income tax	(29,596)	304,805	330,476	269,910	335,948
Income tax expense	2,520	(34,533)	(41,421)	(30,329)	(113,384)
Profit/(loss) for the year/period	(27,076)	270,272	289,055	239,581	222,564

The above financial information reflects the balances and operating results as reported by Shanxi China Coal Pingshuo Antaibao Co. Ltd. as an entity, which includes transactions and balances with other companies comprising the Group. Details of these material transactions and balances, which have been eliminated upon consolidation, are as followed:

Transactions	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000	2006 RMB'000
Sales to other group companies	882,364	1,386,271	2,013,640	1,177,042	1,282,139
Purchase from other group companies	(677,545)	(1,073,936)	(1,051,946)	(429,808)	(456,875)
Management and other fees paid and payable to other group companies	(151,957)	(223,415)	(230,232)	(120,322)	(125,733)

Balances	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Due from other group companies (included in non-current assets)	1,218,333	1,297,916	1,112,437	1,310,836
Due from other group companies (included in receivable and prepayments)	76,457	104,643	467,961	644,620
Due to other group companies (included in payables and accruals)	128,620	275,904	278,892	304,641

All balances with other group companies are unsecured and non-interest bearing.

(d) In accordance with the "Provisional Regulation Relating to Corporate Reorganization of Enterprises and Related Management of State-owned Capital and Financial Treatment" (the "Provisional Regulations") issued by the Ministry of Finance, which became effective from 27 August 2002, the Company is required to make a distribution to China Coal Group, in an amount equals to the difference in the Company's net asset values as at 1 October 2005 and as at 21 August 2006 (being the date immediately prior to the date on which the Company was

incorporated) (the "Pre-establishment Distribution") as determined based on the audited accounts prepared in accordance with PRC GAAP.

In addition, pursuant to the resolution of a shareholders' meeting dated 23 August 2006, the shareholder of the Company has resolved to make a special distribution to China Coal Group, in an amount equals to the distributable profit of the Company for the period from 22 August 2006 to the last day of the month prior to the listing of Company's shares (the "Special Dividends"). The amount of the Special Dividends will be determined based on the audited accounts prepared in accordance with PRC GAAP and IFRS respectively, whichever is the lower, after deducting any contribution made by the Company to the statutory and discretionary reserve funds.

The Directors have preliminarily estimated that the total aggregate amount of the Pre-establishment Distribution and the Special Dividends to be RMB1,210.0 million.

38 ULTIMATE HOLDING COMPANY

The Company's directors regard China Coal Group, a state-owned enterprise established in the PRC, as being the ultimate holding company of the Company.

III FINANCIAL INFORMATION OF THE COMPANY

As of 30 June 2006, the Company had not yet been incorporated and hence there were no reserves available for distribution to the shareholders of the Company.

IV SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared for the Company or any of the companies now comprising the Group in respect of any period subsequent to 30 June 2006. Save as disclosed in this report, no dividend or distribution has been declared, made or paid by the Company or any of the companies now comprising the Group in respect of any periods subsequent to 30 June 2006.

Yours faithfully,

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

The information sets out in this Appendix does not form part of the Accountants' Report prepared by PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, the reporting accountants of the Company, as set out in Appendix I to this Prospectus, and is included herein for information only.

The unaudited pro forma financial information should be read in conjunction with the section headed "Financial Information" in this Prospectus and the Accountants' Report set out in Appendix I to this Prospectus.

A. UNAUDITED PRO FORMA ADJUSTED NET TANGIBLE ASSETS STATEMENT

The following is an illustrative and pro forma statement of adjusted net tangible assets of the Group which has been prepared on the basis of the notes set out below for the purpose of illustrating the effect of the Global Offering as if it had taken place on 30 June 2006. This unaudited pro forma statement of adjusted net tangible assets has been prepared for illustrative purposes only and because of its hypothetical nature, it may not give a true picture of the financial positions of the Group had the Global Offering been completed as of 30 June 2006 or at any future dates.

	Adjusted combined net tangible assets of the Group attributable to the equity holders of the Company as of 30 June 2006	Estimated net proceeds from the Global Offering	Net assets not assumed by the Group	Unaudited pro forma adjusted net tangible assets	Unaudited pro forma adjusted net tangible assets per Share	
	RMB'000	RMB'000	RMB'000	RMB'000	RMB	HK$
	(note 1)	(note 2)	(note 3)		(note 4)	
Based on the Offer Price of HK$3.20 for each Offer Share...	5,021,163	10,021,236	(1,023,470)	14,018,929	1.25	1.24
Based on the Offer Price of HK$4.05 for each Offer Share...	5,021,163	12,707,241	(1,023,470)	16,704,934	1.49	1.47

Notes:

(1) The adjusted combined net tangible assets of the Group attributable to the equity holders of the Company as of 30 June 2006 is extracted from the Accountants' Report set out in Appendix I to the Prospectus, which is based on the audited combined net assets of the Group attributable to the equity holders of the Company as of 30 June 2006 of RMB5,035,250,000 with an adjustment for the intangible assets as of 30 June 2006 of RMB14,087,000.

(2) The estimated net proceeds from the Global Offering are based on an indicative Offer Price of HK$3.20 (equivalent to RMB3.23) and HK$4.05 (equivalent to RMB4.09) per H Share, respectively (after deducting the underwriting fees and other related expenses), and takes no account of any H Shares which may be issued pursuant to the Over-allotment Option. For the purpose of the estimated net proceeds from the Global Offering, the translation of Renminbi into HK dollars was made at the rate of RMB1.0087 to HK$1.00, the exchange rate prevailing on 30 November 2006 set by PBOC for foreign exchange transactions.

(3) Pursuant to the Restructuring, certain businesses and assets will be retained by China Coal Group and will be treated as a deemed distribution upon completion of the Restructuring on 22 August 2006. Consequently, the unaudited pro forma net tangible assets have been reduced accordingly after taking into account this deemed distribution, which is based on the financial information of the Retained Businesses as of 30 June 2006.

(4) The unaudited pro forma net tangible assets per Share is arrived at by dividing the unaudited pro forma adjusted net tangible assets by 11,246,374,000 Shares, being the number of shares in issue assuming that the Global Offering has been completed on 30 June 2006 but takes no account of any Shares which may be issued upon the exercise of the Over-allotment Option.

(5) In accordance with the "Provisional Regulation Relating to Corporate Reorganization of Enterprises and Related Management of State-owned Capital and Financial Treatment" (the "Provisional Regulations") issued by the Ministry of Finance, which became effective from 27 August 2002, the Company is required to make a distribution to China Coal Group, in an amount equals to the difference in the Company's net asset values as at 1 October 2005 and as at 21 August 2006 (being the date immediately prior to the date on which the Company was incorporated) (the "Pre-establishment Distribution") as determined based on the audited accounts prepared in accordance with PRC GAAP.

In addition, pursuant to the resolution of a shareholders' meeting dated 23 August 2006, the shareholder of the Company has resolved to make a special distribution to China Coal Group, in an amount equals to the distributable profit of the Company for the period from 22 August 2006 to the last day of the month prior to the listing of the Company's shares (the "Special Dividends"). The amount of the Special Dividends will be determined based on the audited accounts prepared in accordance with PRC GAAP and IFRS respectively, whichever is the lower, after deducting any contribution made by the Company to the statutory and discretionary reserve funds.

The Directors have preliminarily estimated that the total aggregate amount of the Pre-establishment Distribution and the Special Dividends to be RMB1,210.0 million.

The unaudited pro forma adjusted net tangible assets and the unaudited pro forma adjusted net tangible assets per Share have not taken into account the effect of the Pre-establishment Distribution and the Special Dividends. After taking into account the aforementioned distributions, the pro forma adjusted net tangible assets of the Group and the pro forma adjusted net tangible assets value per Share would be reduced.

(6) Details of the Group's property valuation as at 30 September 2006 are set out in Appendix V to this Prospectus. The Group will not incorporate any revaluation surplus/deficit in its financial statements for the year ending 31 December 2006. It is the Group's accounting policy to state its property, plant and equipment at cost less accumulated depreciation and any impairment losses rather than at revalued amounts. With reference to the valuation of the Group's properties as set out in Appendix V to this Prospectus, there was a revaluation deficit of the Group's properties of approximately RMB1,288.0 million. Had the properties been stated at such valuation, a reduction in depreciation and amortisation charge of approximately RMB51.0 million per annum would have been incurred.

(7) No adjustment has been made to the unaudited pro forma adjusted net tangible assets to reflect any trading result or other transaction of the Group entered into subsequent to 30 June 2006.

B. UNAUDITED PRO FORMA FORECAST EARNINGS PER SHARE

The following unaudited pro forma forecast earnings per Share in the year ending 31 December 2006 has been prepared on the basis of the notes set out below for the purpose of illustrating the effect of the Global Offering as if it had taken place on 1 January 2006. This unaudited pro forma forecast earnings per Share has been prepared for illustrative purpose only and, because of its hypothetical nature, it may not give a true picture of the financial results of the Group following the Global Offering.

Forecast consolidated profit attributable to equity holders of the Company in the year ending 31 December 2006 *(note 1)*	not less than RMB 3,147.1 million (approximately HK$3,114.4 million)
Unaudited pro forma forecast earnings per Share *(note 2)*	RMB0.280 (approximately HK$0.278)

Notes:

(1) The forecast consolidated profit attributable to equity holders of the Company in the year ending 31 December 2006 is extracted from the subsection headed "Profit Forecast" in the section headed "Financial Information" in this Prospectus. The bases and assumptions on which the above profit forecast in the year ending 31 December 2006 has been prepared are summarised in Appendix III to this Prospectus.

The directors of the Company have prepared the forecast consolidated profit attributable to equity holders of the Company in the year ending 31 December 2006 based on the audited combined results of the Group for the six months ended 30 June 2006, the unaudited consolidated results based on management accounts of the Group for the three months ended 30 September 2006 and a forecast of the consolidated results of the Group for the remaining three months ending 31 December 2006. The forecast has been prepared on the basis consistent in all material respects with the accounting policies presently adopted by the Group as set out in Note 3 of Section II of the Accountants' Report contained in Appendix I to this Prospectus.

(2) The calculation of the unaudited pro forma forecast earnings per Share is based on the forecast consolidated profit attributable to equity holders of the Company in the year ending 31 December 2006, assuming that the Global Offering was completed on 1 January 2006 and a total of 11,246,374,000 shares were in issue during the entire year. This calculation assumes that the Over-allotment Option will not be exercised.

C. REPORT FROM THE REPORTING ACCOUNTANTS

The following is the text of a report received from the reporting accountants, PricewaterhouseCoopers, Certified Public Accountants, Hong Kong in connection with the unaudited pro forma financial information of the Group for the purposes of incorporation in this Prospectus.


PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong

REPORT FROM REPORTING ACCOUNTANTS ON UNAUDITED PRO FORMA FINANCIAL INFORMATION TO THE DIRECTORS OF CHINA COAL ENERGY COMPANY LIMITED

We report on the unaudited pro forma financial information of China Coal Energy Company Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") set out on pages II-1 to II-2 under the headings of "Unaudited Pro Forma Adjusted Net Tangible Assets Statement" and "Unaudited Pro Forma Forecast Earnings Per Share" (collectively the "Unaudited Pro Forma Financial Information") in Appendix II to the Company's Prospectus dated 6 December 2006, in connection with the proposed initial public offering of the shares of the Company on the Main Board of The Stock Exchange of Hong Kong Limited (the "Prospectus"). The Unaudited Pro Forma Financial Information has been prepared by the directors of the Company (the "Directors"), for illustrative purposes only, to provide information about how the proposed initial public offering might have affected the relevant financial information of the Group. The basis of preparation of the Unaudited Pro Forma Financial Information is set out on pages II-1 to II-2 of Appendix II to the Prospectus.

Respective Responsibilities of Directors of the Company and Reporting Accountants

It is the responsibility solely of the Directors to prepare the Unaudited Pro Forma Financial Information in accordance with rule 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

It is our responsibility to form an opinion, as required by rule 4.29(7) of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of Opinion

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the HKICPA. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the audited combined net assets of the Group attributable to equity holders of the Company as of 30 June 2006 and unaudited forecast consolidated

profit attributable to equity holders of the Company for the year ending 31 December 2006 with the accountants' report as set out in Appendix I to the Prospectus and profit forecast as set out in the section headed "Financial Information" in the Prospectus, respectively, considering the evidence supporting the adjustments and discussing the Unaudited Pro Forma Financial Information with the Directors.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Unaudited Pro Forma Financial Information has been properly compiled by the Directors on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to rule 4.29(1) of the Listing Rules.

Our work has not been carried out in accordance with auditing standards or other standards and practices generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board of the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

The Unaudited Pro Forma Financial Information is for illustrative purposes only, based on the judgements and assumptions of the Directors, and because of its hypothetical nature, it does not provide any assurance or indication that any event will take place in the future and may not be indicative of:

- the financial positions of the Group as at 30 June 2006 or any future dates, or
- the earnings per share of the Group for the year ending 31 December 2006 or any future periods.

Opinion

In our opinion:

(a) the Unaudited Pro Forma Financial Information has been properly compiled by the Directors on the basis stated;

(b) such basis is consistent with the accounting policies of the Group; and

(c) the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to rule 4.29(1) of the Listing Rules.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 6 December 2006

Forecast consolidated profit attributable to equity holders of the Company for the year ending 31 December 2006 is set out in the subsection headed "Profit Forecast" in the section headed "Financial Information" in this Prospectus.

A. BASES AND ASSUMPTIONS

Our Directors have prepared the forecast consolidated profit attributable to equity holders of the Company for the year ending 31 December 2006 based on the audited combined results of the Group for the six months ended 30 June 2006, the unaudited consolidated results based on management accounts of the Group for the three months ended 30 September 2006 and a forecast of the consolidated results of the Group for the remaining three months ending 31 December 2006. The profit forecast has been prepared on the following principal bases and assumptions:

- there will be no material changes in the existing political, legal, fiscal, market or economic conditions in the PRC, Hong Kong or any other countries or territories in which the Group currently operates or which are otherwise material to our business;
- there will be no changes in legislation, regulations or rules in the PRC, Hong Kong or any other countries or territories in which the Group operates or with which the Group has arrangements or agreements, which may materially adversely affect the Group's business or operations;
- there will be no material changes in inflation rates, interest rates or foreign exchange rates from those currently prevailing in the context of the Group's operations;
- there will be no material changes in the bases or applicable rates of taxation, surcharges or other government levies in the countries or territories in which the Group operates, except as otherwise disclosed in this Prospectus;
- there will be no wars, military incidents, pandemic diseases or natural disasters that would have a material impact on the Group's business and operating activities;
- the Group's operations will not be adversely affected by occurrences such as labor shortages and disputes, or any other factors outside the control of its management. In addition, the Group will be able to recruit enough employees to meet its operating requirements during the forecast period;
- the PRC Government will continue to adopt moderate macroeconomic and monetary policies similar to those of 2005, in order to maintain a consistent rate of economic growth; and
- there will be no material changes in coal prices and power tariff setting that will have a material adverse effect on the Group's business.

B. LETTER FROM THE REPORTING ACCOUNTANTS

The following is the text of a letter received from the reporting accountants, PricewaterhouseCoopers, Certified Public Accountants, Hong Kong in connection with the forecast consolidated profit attributable to equity holders of the Company for the year ending 31 December 2006 for the purposes of incorporation in this Prospectus.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong

6 December 2006

The Directors
China Coal Energy Company Limited

China International Capital Corporation (Hong Kong) Limited
Citigroup Global Markets Asia Limited
Morgan Stanley Dean Witter Asia Limited

Dear Sirs,

We have reviewed the calculations and accounting policies adopted in arriving at the forecast consolidated profit attributable to equity holders of China Coal Energy Company Limited (the "Company") for the year ending 31 December 2006 (the "Profit Forecast") as set out in the subsection headed "Profit Forecast" in the section headed "Financial Information" in the prospectus of the Company dated 6 December 2006 (the "Prospectus").

We conducted our work in accordance with Auditing Guideline 3.341 "Accountants' Report on Profit Forecasts" issued by the Hong Kong Institute of Certified Public Accountants.

The Profit Forecast, for which the directors of the Company (the "Directors") are solely responsible, has been prepared by the Directors based on the audited combined results of the Company and its subsidiaries (hereinafter collectively referred to as the "Group") for the six months ended 30 June 2006, the unaudited consolidated results based on management accounts of the Group for the three months ended 30 September 2006 and a forecast of the consolidated results of the Group for the remaining three months ending 31 December 2006 on the basis that the current group structure had been in existence throughout the whole financial year ending 31 December 2006.

In our opinion, the Profit Forecast, so far as the calculations and accounting policies are concerned, has been properly compiled in accordance with the bases and assumptions made by the Directors as set out on page III-1 of Appendix III to the Prospectus, and is presented on a basis consistent in all material respects with the accounting policies presently adopted by the Group as set out in Note 3 of Section II of our report dated 6 December 2006, the text of which is set out in Appendix I to the Prospectus.

Yours faithfully,

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

C. LETTER FROM THE JOINT SPONSORS

China International Capital Corporation (Hong Kong) Limited
Suite 2307, 23rd Floor
One International Finance Centre, 1 Harbour View Street
Central, Hong Kong

Citigroup Global Markets Asia Limited
50/F, Citibank Tower
Citibank Plaza
3 Garden Road
Central, Hong Kong

Morgan Stanley Dean Witter Asia Limited
30th Floor
Three Exchange Square
Central, Hong Kong

The Directors
China Coal Energy Company Limited

6 December 2006

Dear Sirs,

We refer to the forecast consolidated profit attributable to equity holders of China Coal Energy Company Limited (the "Company") and its subsidiaries for the year ending 31 December 2006 (the "Profit Forecast") as set out in the Prospectus issued by the Company dated 6 December 2006 (the "Prospectus").

We have discussed with you the bases and assumptions made by the directors of the Company as set out in Appendix III to the Prospectus upon which the Profit Forecast has been made. We have also considered the letter dated 6 December 2006 addressed to yourselves and ourselves from PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, regarding the accounting policies and calculations upon which the Profit Forecast has been made.

On the basis of the information comprising the Profit Forecast and on the basis of the accounting policies and calculations adopted by you and reviewed by PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, we are of the opinion that the Profit Forecast, for which you as directors of the Company are solely responsible, has been made after due and careful enquiry.

Your faithfully,

For and on behalf of

China International Capital Corporation (Hong Kong) Limited
Zhang Xiaoming
Managing Director

Citigroup Global Markets Asia Limited
Frank Slevin
Managing Director

Morgan Stanley Dean Witter Asia Limited
Terence F. Keyes
Managing Director

In accordance with relevant rules and regulations applicable to enterprises whose shares are listed on a stock exchange in the People's Republic of China ("PRC"), Shanghai Datun Energy Resources Co., Ltd. ("Shanghai Datun"), a 62.43% owned subsidiary of the Group whose shares are listed on the Shanghai Stock Exchange of the PRC, has published its unaudited interim financial report for the nine months ended 30 September 2006 on 26 October 2006.

The following is the text of the unaudited interim financial information of Shanghai Datun, which comprises the audited balance sheet as at 31 December 2005 and unaudited balance sheet as at 30 September 2006; unaudited income statements for the three and the nine months ended 30 September 2005 and 2006; unaudited cash flow statements for the nine months ended 30 September 2005 and 2006 and the notes to the unaudited interim financial statements of Shanghai Datun and its subsidiaries (collectively referred to as "Shanghai Datun Group"), prepared in accordance with the Accounting Standard for Business Enterprises "Interim Financial Reporting" issued by the Ministry of Finance of the PRC. The unaudited interim financial information also includes a reconciliation of the net profit for the three months ended 30 September 2006 and the owners' equity as at 30 September 2006 of Shanghai Datun Group as reported in the interim financial information, which has been prepared in accordance with the relevant accounting principles and financial regulations applicable to enterprises established in the PRC (the "PRC GAAP") to amounts to be reported under the accounting policies of the Group, which comply with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board for the purpose of inclusion in this prospectus.

A. UNAUDITED INTERIM FINANCIAL STATEMENTS

(a) Balance sheets

(prepared in accordance with PRC GAAP)

	Group		Company	
	As at		As at	
	30 September 2006 RMB'000 (unaudited)	31 December 2005 RMB'000 (audited)	30 September 2006 RMB'000 (unaudited)	31 December 2005 RMB'000 (audited)
ASSETS				
Current assets				
Cash and bank balances	306,381	431,896	216,780	324,072
Short-term investments	—	8,624	—	8,624
Notes receivable	314,730	235,363	288,020	207,531
Accounts receivable	70,075	35,196	440,938	143,814
Other receivables	43,839	40,094	10,942	7,522
Prepayments to suppliers	168,599	127,814	96,085	49,563
Inventories	205,580	146,521	123,043	111,666
Prepaid expenses	244	—	244	—
Deposits for futures	2,000	—	—	—
Total current assets	1,111,448	1,025,508	1,176,052	852,792
Long-term investments				
Long-term equity investments	2,552	2,825	163,308	154,757
Long-term debt investments	—	—	350,000	350,000
Total long-term investments	2,552	2,825	513,308	504,757

(a) Balance sheets (continued)

(prepared in accordance with PRC GAAP)

	Group		Company	
	As at		As at	
	30 September 2006 RMB'000	31 December 2005 RMB'000	30 September 2006 RMB'000	31 December 2005 RMB'000
	(unaudited)	(audited)	(unaudited)	(audited)
Fixed assets				
Fixed assets, cost	4,686,101	4,520,145	4,022,225	3,960,488
Less: Accumulated depreciation	(1,428,597)	(1,170,869)	(1,371,734)	(1,144,702)
Fixed assets, net book value	3,257,504	3,349,276	2,650,491	2,815,786
Construction materials	36,431	80,392	—	—
Construction in progress	809,349	477,990	315,165	115,206
Fixed assets pending disposal	3,275	—	3,275	—
Total fixed assets and construction in progress	4,106,559	3,907,658	2,968,931	2,930,992
Intangible assets and other assets				
Intangible assets	68,534	70,401	68,534	70,401
Total intangible assets and other assets	68,534	70,401	68,534	70,401
TOTAL ASSETS	5,289,093	5,006,392	4,726,825	4,358,942
LIABILITIES AND OWNERS' EQUITY				
Current liabilities				
Short-term loans	30,000	70,000	—	—
Accounts payable	293,030	488,856	231,108	442,239
Advances from customers	69,724	113,493	65,539	110,475
Accrued payroll	221,381	66,019	221,381	66,019
Welfare payable	42,296	35,041	41,672	34,984
Dividends payable	58,920	—	58,920	—
Taxes payable	159,153	147,373	160,807	147,015
Other levies payable	10,049	11,712	10,049	11,712
Other payables	655,927	750,425	640,653	700,210
Accrued expenses	306,748	23,785	300,464	22,962
Long-term debts maturing within one year	40,000	190,000	—	100,000
Total current liabilities	1,887,228	1,896,704	1,730,593	1,635,616
Long-term liabilities				
Long-term loans	1,005,000	955,000	675,000	625,000
Long-term payable	30,622	4,439	30,622	4,439
Specific payables	13,400	13,400	13,400	13,400
Total long-term liabilities	1,049,022	972,839	719,022	642,839
TOTAL LIABILITIES	2,936,250	2,869,543	2,449,615	2,278,455
Minority interests	53,585	50,644	—	—
Owners' equity				
Share capital	722,718	401,510	722,718	401,510
Capital surplus	825,926	1,031,016	825,926	1,031,016
Surplus reserves	221,692	221,692	221,692	221,692
Including: Statutory public welfare fund	83,198	83,198	83,198	83,198
Undistributed profits	528,922	431,987	506,874	426,269
Total Owners' equity	2,299,258	2,086,205	2,277,210	2,080,487
TOTAL LIABILITIES AND OWNERS' EQUITY	5,289,093	5,006,392	4,726,825	4,358,942

(b) Unaudited income statements

(prepared in accordance with PRC GAAP)

	Group		Company	
	Three months ended 30 September 2006 RMB'000	Three months ended 30 September 2005 RMB'000	Three months ended 30 September 2006 RMB'000	Three months ended 30 September 2005 RMB'000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue from principal operations	1,058,081	968,507	817,932	845,288
Costs of revenue for principal operations	(760,247)	(748,548)	(540,573)	(633,409)
Tax and levies	(12,420)	(9,534)	(12,414)	(9,482)
Gross profit from principal operations	285,414	210,425	264,945	202,397
Profit from other operations	10,875	9,059	8,829	9,059
Selling expenses	(22,639)	(16,494)	(20,074)	(16,494)
General and administrative expenses	(164,865)	(100,727)	(169,596)	(102,784)
Financial expenses, net	(14,425)	(15,589)	(6,591)	(10,317)
Operating profit	94,360	86,674	77,513	81,861
Investment gain/(loss)	(91)	(91)	7,974	(1,253)
Subsidy income	4,504	4,792	4,504	4,792
Non-operating income	49	71	49	71
Non-operating expenses	(5,112)	(1,821)	(5,112)	(1,821)
Total profit	93,710	89,625	84,928	83,650
Income taxes	(20,618)	(22,215)	(20,618)	(22,215)
Minority interests	(1,065)	738	—	—
Net profit	72,027	68,148	64,310	61,435

(b) Unaudited income statements (continued)
(prepared in accordance with PRC GAAP)

	Group		Company	
	Nine months ended 30 September 2006 RMB'000 (unaudited)	Nine months ended 30 September 2005 RMB'000 (unaudited)	Nine months ended 30 September 2006 RMB'000 (unaudited)	Nine months ended 30 September 2005 RMB'000 (unaudited)
Revenue from principal operations	3,205,625	2,839,535	2,648,015	2,573,724
Costs of revenue for principal operations	(2,181,291)	(1,941,823)	(1,681,249)	(1,690,466)
Tax and levies	(37,012)	(31,681)	(36,914)	(31,630)
Gross profit from principal operations	987,322	866,031	929,852	851,628
Profit from other operations	32,602	21,167	25,516	21,167
Selling expenses	(58,366)	(52,796)	(54,303)	(52,796)
General and administrative expenses	(439,234)	(350,832)	(444,136)	(341,756)
Financial expenses, net	(49,234)	(22,702)	(26,145)	(12,414)
Operating profit	473,090	460,868	430,784	465,829
Investment gain/(loss)	3,744	(273)	26,779	(11,702)
Subsidy income	6,384	7,142	6,384	7,142
Non-operating income	522	130	522	130
Non-operating expenses	(9,590)	(4,432)	(9,590)	(4,432)
Total profit	474,150	463,435	454,879	456,967
Income taxes	(133,368)	(137,063)	(133,368)	(137,063)
Minority interests	(2,942)	4,518	—	—
Net profit	337,840	330,890	321,511	319,904

(c) **Unaudited cash flow statements**
(prepared in accordance with PRC GAAP)

	Note	Group		Company	
		Nine months ended 30 September 2006 RMB'000 (unaudited)	Nine months ended 30 September 2005 RMB'000 (unaudited)	Nine months ended 30 September 2006 RMB'000 (unaudited)	Nine months ended 30 September 2005 RMB'000 (unaudited)
Cash flows from operating activities					
Cash receipts from sales of goods or rendering of services		3,358,425	3,033,169	2,761,251	2,708,257
Refund of taxes and levies		—	7,142	—	7,142
Other cash receipts relating to operating activities		117,292	8,973	80,915	8,973
Sub-total of cash inflows		3,475,717	3,049,284	2,842,166	2,724,372
Cash payments for goods and services		(1,467,381)	(1,280,551)	(1,026,894)	(1,012,021)
Cash payments to and on behalf of employees		(635,598)	(540,659)	(626,573)	(537,216)
Payment of taxes and levies		(465,141)	(332,368)	(453,141)	(326,921)
Other cash payments relating to operating activities		(146,725)	(131,760)	(140,372)	(131,760)
Sub-total of cash outflows		(2,714,845)	(2,285,338)	(2,246,980)	(2,007,918)
Net cash flows from operating activities	(a)	760,872	763,946	595,186	716,454
Cash flows from investment activities					
Cash receipts from disposal of investments		12,642	—	12,642	—
Cash receipts from returns on investments		—	—	14,209	2,128
Sub-total of cash inflows		12,642	—	26,851	2,128
Payments to acquire fixed assets		(494,641)	(434,430)	(475,022)	(352,712)
Payments to acquire investments		—	—	—	(80,000)
Sub-total of cash outflows		(494,641)	(434,430)	(475,022)	(432,712)
Net cash flows from investing activities		(481,999)	(434,430)	(448,171)	(430,584)
Cash flows from finance activities					
Cash receipts from borrowings		50,000	77,000	50,000	—
Sub-total of cash inflows		50,000	77,000	50,000	—
Repayments of amounts borrowed		(190,000)	(167,000)	(100,000)	(130,000)
Cash payments for interest expense and distribution of dividends or profits		(154,011)	(251,738)	(130,306)	(240,906)
Sub-total of cash outflows		(344,011)	(418,738)	(230,306)	(370,906)
Net cash flows from financing activities		(294,011)	(341,738)	(180,306)	(370,906)
NET DECREASE IN CASH AND CASH EQUIVALENT	(b)	(15,138)	(12,222)	(33,291)	(85,036)

(c) Unaudited cash flow statements — additional information
(prepared in accordance with PRC GAAP)

	Group		Company	
	Nine months ended 30 September 2006 RMB'000	Nine months ended 30 September 2005 RMB'000	Nine months ended 30 September 2006 RMB'000	Nine months ended 30 September 2005 RMB'000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
(i) Reconciliation of net profit to net cash flows from operating activities				
Net profit	337,840	330,890	321,511	319,904
Add/(Less):				
Minority interests	2,942	(4,519)	—	—
Provision for asset impairments	(813)	6,369	15,368	16,004
Depreciation of fixed assets	252,058	129,954	221,361	115,685
Amortisation of intangible assets	1,867	1,245	1,867	1,245
Amortisation of pre-operating expense	—	11,707	—	—
Increase in prepaid expenses	(244)	—	(244)	—
Increase in accrued expenses	282,962	337,602	277,502	336,524
Loss on retirement of fixed assets	19	228	19	228
Financial expenses	52,646	31,157	28,541	20,702
Investment loss/(income)	(3,744)	273	(26,780)	11,702
Decrease/(increase)in inventories	(62,618)	42,977	(14,936)	(289)
Decrease/(increase) in receivables	213,655	462,432	(146,500)	288,535
Decrease in payables	(315,698)	(586,369)	(82,523)	(393,786)
Net cash flows from operating activities	760,872	763,946	595,186	716,454
(ii) Net decrease in cash and cash equivalents				
Cash at end of the period	280,381	770,140	190,780	632,703
Cash at beginning of the period	(295,519)	(782,362)	(224,072)	(717,739)
Net decrease in cash and cash equivalents	(15,138)	(12,222)	(33,291)	(85,036)

(d) Notes to the unaudited interim financial statements
(prepared in accordance with PRC GAAP)

1. Background and principal activities

Shanghai Datun is a joint stock limited company incorporated in Shanghai, the People's Republic of China (the "PRC") on 29 December 1999 and its A shares have been listed on the Shanghai Stock Exchange of the PRC. As at the date of the interim financial report of Shanghai Datun Group for the nine months ended 30 September 2006, China Coal Energy Company Limited held 62.43% equity interests in Shanghai Datun.

Shanghai Datun Group is principally engaged in the coal mining, processing, sales and transportation of coal and its related products and as well as production and sales of aluminum and electric power.

2. Basis of preparation and principal accounting policies

(a) Basis of preparation

Shanghai Datun has prepared its financial statements in accordance with the accounting principles and financial regulations applicable to enterprises established in the PRC (the "PRC GAAP").

(b) Unaudited interim financial statements

The financial year adopted by Shanghai Datun is from 1 January to 31 December. The directors of Shanghai Datun have prepared its unaudited interim financial statements for the three months and the nine months ended 30 September 2006 in accordance with Accounting Standard for Business Enterprises "Interim Financial Reporting" issued by the Ministry of Finance of the PRC.

(c) Principal accounting policies

The principal accounting policies of Shanghai Datun Group used to prepare the unaudited interim financial statements are consistent with those disclosed in Shanghai Datun's 2005 annual report, which comply with PRC GAAP and was published on the internet web site of the Shanghai Stock Exchange of the PRC on 18 February 2006.

(d) Statutory PRC auditors

The consolidated financial statements of Shanghai Datun Group for the year ended 31 December 2005 were audited by Tian Heng Certified Public Accountants Co., Ltd., which was registered in Jiangsu province, the PRC.

3. Segment information

Revenues and cost from main operations based on the type of products and services are as follows:

	Group			
	Nine months ended 30 September 2006		Nine months ended 30 September 2005	
	Revenues from main operations	Cost of main operations	Revenues from main operations	Cost of main operations
	RMB'000 (unaudited)	RMB'000 (unaudited)	RMB'000 (unaudited)	RMB'000 (unaudited)
Coal	2,161,752	1,274,295	2,279,199	1,406,565
Aluminium	716,382	658,813	340,064	325,610
Electric power	203,286	137,817	101,039	114,764
Transportation of coal and others	124,205	110,366	119,233	94,884
	3,205,625	2,181,291	2,839,535	1,941,823

	Group			
	Three months ended 30 September 2006		Three months ended 30 September 2005	
	Revenues from main operations	Cost of main operations	Revenues from main operations	Cost of main operations
	RMB'000 (unaudited)	RMB'000 (unaudited)	RMB'000 (unaudited)	RMB'000 (unaudited)
Coal	651,633	406,864	685,846	468,417
Aluminium	308,578	288,102	168,098	160,018
Electric power	58,199	27,596	76,056	98,548
Transportation of coal and others	39,671	37,685	38,507	21,565
	1,058,081	760,247	968,507	748,548

4. Reconciliation of net profit and owners' equity of Shanghai Datun Group for the three months ended and as at 30 September 2006 as reported in the unaudited interim financial statements and the accounting policies of the Group, which comply with IFRS

	Note	Net profit for the three months ended 30 September 2006 RMB'000	Shareholders' equity as at 30 September 2006 RMB'000
		(unaudited)	(unaudited)
As reported in the interim financial statements		72,027	2,299,258
Provision for close down, restoration and environmental costs as required under IFRS	(a)	(1,371)	(14,670)
Reversal of future development fund and safety fund expenses not yet incurred under IFRS	(b)	23,071	109,798
Effect of different depreciation policies adopted for mining structures	(c)	3,355	43,455
Recognition of deferred taxation	(d)	(2,988)	71,276
Reversal of revaluation surplus in connection with restructuring of the Company under relevant PRC regulations	(e)	4,996	(238,095)
Effect of early retirement benefits as accounted for under IFRS	(f)	340	(8,457)
Reversal of provision of staff related cost made in prior years		—	98,625
Classification of minority interests as shareholders' equity under IFRS		1,065	53,585
Others		4,515	72,335
As reported under the accounting policies of the Group		105,010	2,487,110

Notes:

(a) Under IFRS, provisions for close down, restoration and environmental costs for coal mines are capitalized when the obligations to pay are established and are depreciated over the useful lives of the coal mines using the unit-of-production method. Under PRC GAAP, such costs are charged to income statement when they are incurred.

(b) Under IFRS, future development fund and safety fund expenses as required under relevant rules of regulations in the PRC to the extent not yet incurred are reversed.

(c) Shanghai Datun Group has adopted a pre-determined fixed amount of depreciation per unit of raw coal produced for mining structures under PRC GAAP while the Group has adopted the unit-of-production method under IFRS. Adjustment was made to account for the different depreciation methods adopted.

(d) Under IFRS, deferred taxation is required to be provided in full using liability method.

(e) Under the relevant rules and regulations in the PRC, businesses acquired from Shanghai Datun's parent company are recorded in the unaudited interim financial statements based on a PRC valuation. The Group has adopted a policy of recognizing assets and liabilities acquired from its parent company at their historical cost and the PRC valuation recorded in the unaudited interim financial statements is reversed for IFRS purposes.

(f) In the unaudited interim financial statements, early retirement benefits have been recognised on an as-incurred basis. Under IFRS, earlier retirement benefits have been recognised in full upon signing of the relevant early retirement agreements.

B. REPORT FROM THE REPORTING ACCOUNTANTS

The following is the text of a report received from the reporting accountants, PricewaterhouseCoopers, Certified Public Accountants, Hong Kong in connection with the unaudited interim financial Information of Shanghai Datun Energy Resources Co., Ltd. for the three months and the nine months ended 30 September 2006 for the purposes of incorporation in this Prospectus.



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong

REVIEW REPORT ON THE UNAUDITED INTERIM FINANCIAL INFORMATION OF SHANGHAI DATUN TO THE DIRECTORS OF CHINA COAL ENERGY COMPANY LIMITED

Introduction

We have been instructed by China Coal Energy Company Limited to review the unaudited interim financial information of Shanghai Datun Energy Resources Co., Ltd. ("Shanghai Datun") and its subsidiaries (hereinafter collectively referred to as the "Shanghai Datun Group") set out on pages IV-1 to IV-9 which comprises audited balance sheet as at 31 December 2005, unaudited balance sheet as at 30 September 2006, unaudited income statements for the three and the nine months ended 30 September 2005 and 2006, unaudited cash flow statements for the nine months ended 30 September 2005 and 2006 and the notes to these unaudited interim financial statements (collectively referred to as the "PRC Interim Financial Information").

Respective Responsibilities of Directors of Shanghai Datun and of China Coal Energy Company Limited and Accountants

The PRC Interim Financial Information is prepared based on the unaudited interim financial statements of Shanghai Datun Group. The China Securities Regulatory Commission of the People's Republic of China (the "PRC") requires enterprises whose securities are listed on any stock exchange in the PRC to prepare interim financial statements, which comply with Accounting Standard for Business Enterprises — "Interim Financial Reporting" issued by the Ministry of Finance of the PRC and the relevant provisions thereof. The interim financial statements are the responsibility of, and have been approved by, the directors of Shanghai Datun. The PRC Interim Financial Information is the responsibility of the directors of China Coal Energy Company Limited.

It is our responsibility to form an independent conclusion, based on our review, on the PRC Interim Financial Information.

Review Work Performed

We conducted our review with reference to Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of management of Shanghai Datun Group and China Coal Energy Company Limited, and applying analytical procedures to the PRC Interim Financial Information and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope that an audit and therefore provides a lower

level of assurance than an audit. Accordingly we do not express an audit opinion on the PRC Interim Financial Information.

Review Conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the PRC Interim Financial Information for the three months and the nine months ended 30 September 2005 and 2006.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 6 December 2006

The following is the text of a letter, summary of values and valuation certificate, prepared for the purpose of incorporation in this Prospectus and received from Savills Valuation and Professional Services Limited, an independent property valuer, in connection with their valuations as of 30 September 2006 of the property interests of the Group.

savills
第一太平戴維斯

T: (852) 2801 6100
F: (852) 2530 0756

23/F Two Exchange Square
Central, Hong Kong

EA Licence: C-023750
savills.com

6 December 2006

The Directors
China Coal Energy Company Limited
1 Huang Si Da Jie
Chaoyang District
Beijing 100011
The People's Republic of China

Dear Sirs,

In accordance with your instructions for us to value the properties of which majority is located in the People's Republic of China (the "PRC") and the remainder is located in Hong Kong and Australia held by China Coal Energy Company Limited (hereinafter referred to as the "Company") and its subsidiaries and its jointly controlled entity (together referred to as the "Group"), we confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of values of such properties as of 30 September 2006. The Company was formed as a result of the Restructuring (please refer to "Restructuring" as stated in the section of Definitions in this Prospectus) launched by China National Coal Group Corporation (hereinafter referred to as "ChinaCoal Group"). According to the Restructuring Agreement entered into between ChinaCoal Group and the Company on 5 September 2006 (the "Restructuring Agreement"), all the property interests held by the Group were transferred by ChinaCoal Group as part of the Restructuring.

Our valuation of each of the properties is our opinion of its market value which we would define as intended to mean "The estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion."

The market value is the best price reasonably obtainable in the market by the seller and the most advantageous price reasonably obtainable in the market by the buyer. This estimate specifically excludes an estimated price inflated or deflated by special terms or circumstances such as atypical financing, sale and leaseback arrangements, special considerations or concessions granted by anyone associated with the sale, or any element of special value. The market value of a property is also estimated without regard to costs of sale and purchase, and without offset for any associated taxes.

The property interests in Group I are held by the Group for owner occupation. Due to the specific purposes for which the buildings and structures in Group I have been constructed, there are no readily identifiable market comparables available, thus the buildings and structures cannot be valued on the basis of direct comparison. They have therefore been valued on the basis of their depreciated replacement cost. We would define depreciated replacement cost to be our opinion of the land value in its existing use together with an estimate of the new replacement costs of the buildings and structures, including fees and finance charges, from which deductions are then made to allow for age, condition and functional obsolescence. The depreciated replacement cost approach generally provides the most reliable indication of value for property in the absence of a known market based on comparable sales.

Regarding the land use rights transferred to the Group under the Restructuring Agreement, we have classified the land use rights into five categories by reference to its title documents obtained and the legal opinion of the Group's PRC legal adviser, Jia Yuan Law Firm. The five categories of the land use rights are set out below:

(1) The land use rights which ChinaCoal Group or its subsidiaries have obtained granted land use rights certificates ("Granted Land");

(2) The land use rights which ChinaCoal Group or its subsidiaries have obtained allocated land use rights certificates and have been authorized by The Ministry of Land and Resources of the PRC (the "MLR") to manage and operate, including contributing these parcels of allocated land as capital in the Company ("Authorized Allocated Land");

(3) The land use rights which the relevant subsidiaries of ChinaCoal Group have obtained allocated land use rights certificates and have been authorized by the MLR to retain the land use rights of these parcels of land ("Retained Allocated Land");

(4) The land use rights which ChinaCoal Group has obtained allocated land use rights certificates but such parcels of land are not included in the authorized allocated land and retained allocated land respectively referred to in sub-paragraphs (2) and (3) above ("Allocated Land"); and

(5) The land that the Group is in the process of applying for the land use rights certificates ("Without Title Land").

The property interests in Group II which are leased by the Group have no commercial values due to the prohibition against assignment or sub-letting or otherwise due to the lack of substantial profit rents.

We have been provided with copies of extracts of title documents relating to the properties. However, we have not inspected the original documents to verify the ownership or to verify any amendments which may not appear on the copies handed to us. We have relied to a considerable extent on information given by the Group and its legal adviser on PRC laws, regarding to the titles and other legal matters relating to the properties and have accepted advice given to us on such matters as planning approvals or statutory notices, easements, tenure, particulars of occupancy, identification of the properties, floor and site areas and all other

relevant information. Dimensions, measurements and areas included in the valuation certificate are based on information contained in the documents provided to us and are therefore only approximations. We have not been able to carry out on-site measurements to verify the correctness of the site and floor areas of the properties and we have assumed that the site and floor areas shown on the documents handed to us are correct.

We have no reason to doubt the truth and accuracy of the information provided to us by the Group which is material to the valuation. We were also advised by the Group that no material facts have been omitted from the information provided. We consider that we have been provided with sufficient information to reach an informed view.

We have inspected the exterior and, where possible, the interior of the properties valued. In the course of our inspection, we did not note any serious defects. However, no structural survey has been made, we are therefore unable to report that the properties are free of rot, infestation, or any other structural defects. No test has been carried out to any of the services. Moreover, we have not carried out any site investigations to determine the suitability of the ground conditions and the services etc, for any future development. Our valuation is prepared on the assumption that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred during the construction period.

No allowance has been made in our valuation for any charges, mortgages or amounts owing on any property or for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the properties are free from encumbrances, restrictions and outgoings of an onerous nature which could affect their values.

In preparing our valuation report, we have complied with the relevant provisions of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) and all the requirements under Chapter 5, and Practice Note 12 and 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited except for those in respect of which exemptions or waivers have been applied for as described under "Business — Properties" of this Prospectus. We have had also regard to the requirements contained in Valuation Standards on Properties (First Edition 2005) published by The Hong Kong Institute of Surveyors.

Unless otherwise stated, all money amounts stated are in Renminbi (RMB). In valuing property interests in Group II, we have adopted exchange rates of AU$1 to RMB5.9035 and HK$1 to RMB1.0143 which were prevailing as of the date of valuation.

We enclose herewith our summary of values and valuation certificate.

Yours faithfully,
For and on behalf of
Savills Valuation and Professional Services Limited

Charles C K Chan
MSc FRICS FHKIS MCIArb RPS(GP)
Managing Director

Note: Mr. Charles C K Chan, a Chartered Estate Surveyor, MSc, FRICS, FHKIS, MCIArb, RPS(GP), has about 22 years' experience in the valuation of properties in Hong Kong and has extensive experience in the valuation of properties in the PRC and the Asia Pacific regions.

SUMMARY OF VALUES

	Property	Market value in existing state as of 30 September 2006	Market value attributable to the Group in existing state as of 30 September 2006
		RMB	RMB
Group I — Property interests held by the Group for owner occupation in the PRC			
1.	Properties held by 華晉焦煤有限責任公司 (Huajin Coking Coal Co., Ltd.) in Shanxi province in the PRC	78,450,000	39,220,000
2.	Properties held by 山西平朔安家嶺露天煤炭有限公司 (Shanxi Pingshuo Anjialing Surface Mine Co., Ltd.) in Shanxi province in the PRC	671,410,000	671,410,000
3.	Properties held by 山西中煤平朔安太堡煤炭有限責任公司 (Shanxi China Coal Pingshuo Antaibao Coal Co., Ltd.) in Shanxi province in the PRC	102,290,000	102,290,000
4.	Properties held by 上海大屯能源股份有限公司 (Shanghai Datun Energy Resources Co., Ltd.) in Shanghai Municipality and Jiangsu province in the PRC	994,650,000	571,190,000
5.	Properties held by 中煤連雲港進出口有限公司 (China Coal Lianyungang Imp. & Exp. Co., Ltd.) in Jiangsu province in the PRC	25,220,000	25,220,000
6.	Properties held by 華光資源有限公司 (Sunfield Resources Pty. Ltd.) in Shanxi and Shaanxi provinces in the PRC	42,530,000	23,390,000
7.	Properties held by 中國煤炭工業進出口集團青島有限公司 (China National Coal Industry Imp. & Exp. Group (Qingdao) Co., Ltd.) in Shandong province in the PRC	11,940,000	11,940,000
8.	Properties held by 中國煤炭工業秦皇島進出口有限公司 (China National Coal Industry Qinhuangdao Imp. & Exp. Co., Ltd.) in Hebei province in the PRC	22,580,000	22,580,000
9.	Properties held by 秦皇島中煤儲運有限公司 (Qinhuangdao China Coal Warehousing and Transportation Co., Ltd.) in Hebei province in the PRC	90,950,000	71,330,000
10.	Properties held by 朔州中煤平朔能源有限公司 (Shuozhou China Coal Pingshuo Energy Co., Ltd.) in Shanxi province in the PRC	No Commercial Value	Nil
11.	A property held by 中國煤炭工業進出口集團黑龍江有限公司 (China National Coal Industry Imp. & Exp. Group (Heilongjiang) Co., Ltd.) in Heilongjiang province in the PRC	8,910,000	8,910,000
12.	Properties held by 中國煤炭工業進出口集團日照有限公司 (Chian National Coal Industry Imp. & Exp. Group (Rizhao) Co., Ltd.) in Shandong province in the PRC	40,720,000	40,720,000
13.	Properties held by 天津中煤進出口有限公司 (China National Coal Imp. & Exp. (Tianjin) Co., Ltd.) in Tianjin Municipality in the PRC	52,420,000	52,420,000
14.	Properties held by 中煤焦化控股有限責任公司 (China Coal & Coke Holdings Ltd.) in Shanxi, Hebei and Heilongjiang provinces in the PRC	423,730,000	275,760,000

	Property	Market value in existing state as of 30 September 2006	Market value attributable to the Group in existing state as of 30 September 2006
		RMB	RMB
15.	Properties held by 中國煤礦機械裝備有限責任公司 (China National Coal Mining Equipment Co., Ltd.) in Beijing Municipality and Hebei province in the PRC	502,900,000	502,900,000
16.	Properties held by 中煤西安設計工程有限責任公司 (China Coal Xi'an Design Engineering Co., Ltd.) in Shaanxi, Hebei and Fujian provinces in the PRC	142,340,000	142,340,000
Sub-total		**3,211,040,000**	**2,561,620,000**
Group II — Property interests leased by the Group in the PRC, Hong Kong and Australia			
17.	A property leased by the Company in Beijing Municipality in the PRC	No Commercial Value	Nil
18.	A property leased by 上海中煤華東有限公司 (Shanghai ChinaCoal East China Co., Ltd.) in Shanghai Municipality in the PRC	No Commercial Value	Nil
19.	Properties leased by 華光資源有限公司 (Sunfield Resources Pty. Ltd.) in Shanxi province in the PRC and in Australia	No Commercial Value	Nil
20.	A property leased by 中國煤炭工業進出口集團青島有限公司 (China National Coal Industry Imp. & Exp. Group (Qingdao) Co., Ltd.) in Shandong province in the PRC	No Commercial Value	Nil
21.	Properties leased by 中煤焦化控股有限責任公司 (China Coal & Coke Holdings Ltd.) in Beijing Municipality, Shanxi and Heilongjiang provinces in the PRC and in Hong Kong	No Commercial Value	Nil
22.	Properties leased by 中國煤礦機械裝備有限責任公司 (China National Coal Mining Equipment Co., Ltd.) in Beijing Municipality and Hebei province in the PRC	No Commercial Value	Nil
23.	Properties leased by 上海大屯能源股份有限公司 (Shanghai Datun Energy Resources Co., Ltd.) in Shanghai Municipality in the PRC	No Commercial Value	Nil
24.	A property leased by 中煤招標有限責任公司 (China Coal Tendering Co., Ltd.) in Beijing Municipality in the PRC	No Commercial Value	Nil
25.	A property leased by 中國煤炭開發有限責任公司 (China National Coal Development Co., Ltd.) in Beijing Municipality in the PRC	No Commercial Value	Nil
Sub-total		**Nil**	**Nil**
Total		**3,211,040,000**	**2,561,620,000**

VALUATION CERTIFICATE

Group I — Property interests held by the Group for owner occupation in the PRC

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
				RMB
1.	Properties held by 華晉焦煤有限責任公司 (Huajin Coking Coal Co., Ltd.) in Shanxi province in the PRC	The properties comprise 2 coal mines and ancillary facilities which are situated on 19 parcels of land with a total site area of approximately 1,044,463.83 sq m (11,242,609 sq ft) located in Shanxi province.	The properties are occupied by the Group for production, office, warehouse and other ancillary facilities uses.	78,450,000 (Market value attributable to the Group: 39,220,000)

The properties comprise 164 buildings, structures and ancillary facilities with a total gross floor area of approximately 150,356.06 sq m (1,618,432 sq ft), completed in various stages between 1991 and 2006.

Details of the gross floor areas and uses of the properties are as follows:

Use	Approximate Gross Floor Area	
	sq m	sq ft
Production	64,619.40	695,563
Office	13,195.44	142,036
Warehouse	3,706.38	39,895
Ancillary facilities	68,834.84	740,938
Total	**150,356.06**	**1,618,432**

The land use rights of the properties are held for various terms with details as shown in note (1).

Notes:

(1) 華晉焦煤有限責任公司 (Huajin Coking Coal Co., Ltd.) ("Huajin Coking"), of which the company owns a 50% equity interest, has 19 parcels of land with a total site area of approximately 1,044,463.83 sq m. Among the land, 2 parcels of land with a total area of approximately 124,208.10 sq m are the Granted Land, 11 parcels of land with a total area of approximately 889,639.99 sq m are the Retained Allocated Land, and the remaining 6 parcels of land with a total area of approximately 30,615.74 sq m are the Without Title Land.

(2) According to the information provided by the Group, the buildings of the properties held by Huajin Coking are as follows:

The land which the buildings erected thereon	No. of building(s)	Approximate gross floor area ("GFA") (sq m)	GFA of building(s) with building ownership certificate ("BOC") (sq m)	GFA of building(s) without BOC (sq m)
Granted Land	21	43,475.90	43,475.90	—
Retained Allocated Land	128	98,514.38	71,546.24	26,968.14
Without Title Land	15	8,365.78	1,351.41	7,014.37
Total	164	150,356.06	116,373.55	33,982.51

(3) We have been provided with a copy of the legal opinion on the title to the properties prepared by Jia Yuan Law Firm, the Group's PRC legal adviser, which contains, inter-alia, the following information:

Land Use Rights

The Granted Land and the Retained Allocated Land are held by the Group legally under the PRC laws. The Group has the rights to use such land legally under the PRC laws.

Regarding the Granted Land, the Group has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the land of the properties by other legal means during the remaining land use rights terms.

Regarding the Retained Allocated Land, the Group only has the rights to occupy and use the land of the properties internally. After completion of land granted formality and settlement of land grant fee, the Group has the rights to transfer, lease or mortgage the land of the properties.

As of the issuance date of this legal opinion, the above land use rights of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

Regarding the Without Title Land and according to the Restructuring Agreement, ChinaCoal Group has undertaken to provide all necessary assistance to the Group in order to apply for the state-owned land use rights certificates in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

Buildings

Regarding the buildings with building ownership certificates erected on the Granted Land, the Retained Allocated Land and the Without Title Land, the Group is the solely owner of these buildings.

Regarding the buildings erected on the Granted Land with building ownership certificates, the Group has the rights to transfer, grant, lease, mortgage or dispose of the buildings.

Regarding the buildings erected on the Retained Allocated Land with building ownership certificates, the Group has the rights to transfer, grant, lease, mortgage or dispose of the buildings by other legal means once completion of land granted formality and settlement of land grant fee.

Regarding the buildings erected the Without Title Land with building ownership certificates, the Group has the rights to transfer, grant, lease, mortgage or dispose of the buildings by other legal means once the Group has completed the granted land formality for the land on which the buildings are erected.

Regarding the buildings without building ownership certificates erected on the Retained Allocated Land and the Without Title Land, once relevant building ownership certificates obtained by the Group, the rights for the Group to transfer, grant, mortgage or dispose of the buildings by other legal means shall be entitled to be consistent with those as stated above.

ChinaCoal Group has undertaken to provide all necessary assistance in order to apply for the building ownership certificates in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

As of the issuance date of this legal opinion, the buildings of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

(4) Due to the restricted rights to the aforesaid buildings erected on the Retained Allocated Land with a total gross floor area of approximately 98,514.38 sq m and insufficient title proof to those buildings erected on the Without Title Land with a total gross floor area of approximately 8,365.78 sq m, we have attributed no commercial value to these buildings. For indication purpose, as of the date of valuation, the depreciated replacement cost of these buildings (excluding the land) was approximately RMB80,080,000.

(5) In the course of our valuation, we have attributed no commercial value to the Retained Allocated Land portion and Without Title Land portion of the properties due to the fact that these portions of the properties are not freely transferable in the market.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
				RMB
2.	Properties held by 山西平朔安家嶺露天煤炭有限公司 (Shanxi Pingshuo Anjialing Surface Mine Co., Ltd.) in Shanxi province in the PRC	The properties comprise 3 coal mines and ancillary facilities which are situated on 19 parcels of land with a total site area of approximately 14,852,759.93 sq m (159,875,108 sq ft) located in Shanxi province.	The properties are occupied by the Group for production, office, warehouse and other ancillary facilities uses.	671,410,000 (Market value attributable to the Group: 671,410,000)

The properties comprise 261 buildings, structures and ancillary facilities with a total gross floor area of approximately 321,701.81 sq m (3,462,798 sq ft) completed in various stages between 1983 and 2005.

Details of the gross floor areas and uses of the properties are as follows:

Use	Approximate Gross Floor Area sq m	sq ft
Production	73,698.46	793,290
Office	66,579.16	716,658
Warehouse	6,759.41	72,758
Ancillary facilities	174,664.78	1,880,092
Total	**321,701.81**	**3,462,798**

The properties also include a number of buildings, structures and ancillary facilities with a total gross floor area of approximately 27,613.37 sq m which were under construction as of the valuation date. A total construction cost of RMB435,952,371.67 has been incurred as of the valuation date. They are scheduled for completion in 2006.

The land use rights of the properties are held for various terms with details as shown in note (1).

Notes:

(1) 山西平朔安家嶺露天煤炭有限公司 (Shanxi Pingshuo Anjialing Surface Mine Co., Ltd.) ("Pingshuo Anjialing"), a 100% owned subsidiary of the Company, has 19 parcels of land with a total site area of approximately 14,852,759.93 sq m. Among the land, a parcel of land with a total area of approximately 27,493.47 sq m is the Granted Land, 9 parcels of land with a total area of approximately 802,796.99 sq m are the Authorized Allocated Land, 5 parcels of land with a total area of approximately 13,547,757.47 sq m are the Retained Allocated Land, 3 parcels of land with a total area of approximately 8,022.00sq m are the Allocated Land and the remaining one parcel of land with an area of approximately 466,690.00sq m is the Without Title Land.

(2) According to the information provided by the Group, the buildings of the properties held by "Pingshuo Anjialing" are as follows:

The land which the buildings erected thereon	No. of building(s)	Approximate gross floor area ("GFA") (sq m)	GFA of building(s) with building ownership certificate ("BOC") (sq m)	GFA of building(s) without BOC (sq m)
Granted Land	—	—	—	—
Authorized Allocated Land	171	185,306.88	183,226.88	2,080.00
Retained Allocated Land	87	128,535.68	123,881.68	4,654.00
Allocated Land	3	7,859.25	7,859.25	—
Without Title Land	—	—	—	—
Total	261	321,701.81	314,967.81	6,734.00

(3) We have been provided with a copy of the legal opinion on the title to the properties prepared by Jia Yuan Law Firm, the Group's PRC legal adviser, which contains, inter-alia, the following information:

Land Use Rights

The Granted Land, the Authorized Allocated Land and the Retained Allocated Land are held by the Group legally under the PRC laws. The Group has the rights to use such land legally under the PRC laws.

Regarding the Granted Land, the Group has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the land of the properties by other legal means during the remaining land use rights terms.

Regarding the Authorized Allocated Land, the Group only has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the land of the properties by other legal means internally. Caused the land rezoned to other use or transferred to entities outside the Group, relevant land grant fee shall be paid for completion of rezoning or transfer.

Regarding the Retained Allocated Land, the Group only has the rights to occupy and use the land of the properties internally. After completion of land granted formality and settlement of land grant fee, the Group has the rights to transfer, lease or mortgage the land of the properties.

As of the issuance date of this legal opinion, the above land use rights of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third party interest.

Regarding the Allocated Land and the Without Title Land, and according to the Restructuring Agreement, ChinaCoal Group has undertaken to provide all necessary assistance to the Group in order to apply for the state-owned land use rights certificates in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

Buildings

Regarding the buildings with building ownership certificates erected on the Granted Land, the Authorized Allocated Land, the Retained Allocated Land and the Allocated Land, the Group is the solely owner of these buildings.

Regarding the buildings erected on the Granted Land with building ownership certificates, the Group has the rights to transfer, grant, lease, mortgage or dispose of the buildings.

Regarding the buildings erected on the Authorized Allocated Land with building ownership certificates, the Group only has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the buildings by other legal means internally. Caused the buildings are transferred to the entities outside the Group, relevant land grant fee of the land shall be paid for completion of the transfer.

Regarding the buildings erected on the Retained Allocated Land with building ownership certificates, the Group has the rights to transfer, grant, lease, mortgage or dispose of the buildings by other legal means once completion of land granted formality and settlement of land grant fee.

Regarding the buildings erected on the Allocated Land with building ownership certificates, the Group has the rights to transfer, grant, lease, mortgage or dispose of the buildings by other legal means once the Group has completed the granted land formality for the land on which the buildings are erected.

Regarding the buildings without building ownership certificate erected on the Authorized Allocated Land and the Retained Allocated Land, once relevant building ownership certificates obtained by the Group, the rights for the Group to transfer, grant, mortgage or dispose of the buildings by other legal means shall be consistent with those as stated above.

ChinaCoal Group has undertaken to provide all necessary assistance in order to apply for the building ownership certificates in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

As of the issuance date of this legal opinion, the above buildings of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

(4) Due to restricted rights to the aforesaid buildings erected on the Retained Allocated Land with a total gross floor area of approximately 128,535.68 sq m, and insufficient title proof to those buildings erected on the Allocated Land with a total gross floor area of approximately 7,859.25 sq m, we have attributed no commercial value to these buildings. For indication purpose, as of the date of valuation, the depreciated replacement cost of these buildings (excluding the land) was approximately RMB318,820,000.

(5) In the course of our valuation, we have attributed no commercial value to the Retained Allocated Land portion, the Allocated Land portion and the Without Title Land portion of the properties due to the fact that these portions of the properties are not freely transferable in the market.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
				RMB
3.	Properties held by 山西中煤平朔安太堡煤炭有限責任公司 (Shanxi China Coal Pingshuo Antaibao Coal Co., Ltd.) in Shanxi province in the PRC	The properties comprise a coal mine and ancillary facility which is situated on 19 parcels of land with a total site area of approximately 25,222,746.59 sq m (271,497,644 sq ft) located in Shanxi province.	The properties are occupied by the Group for production, office, warehouse and other ancillary facilities uses.	102,290,000 (Market value attributable to the Group: 102,290,000)

The properties comprise 132 buildings, structures and ancillary facilities with a total gross floor area of approximately 139,057.23 sq m (1,496,812 sq ft) completed in various stages between 1984 and 2005.

Details of the gross floor areas and uses of the properties are as follows:

Use	Approximate Gross Floor Area sq m	sq ft
Production	120,137.67	1,293,162
Office	12,477.04	134,302
Warehouse	439.20	4,728
Ancillary facilities	6,003.32	64,620
Total	**139,057.23**	**1,496,812**

The properties also include a number of buildings, structures and ancillary facilities with a total gross floor area of approximately 3,600.00 sq m which were under construction as of the valuation date. A total construction cost of RMB24,207,669.79 has been incurred as of the valuation date. They are scheduled for completion in 2006.

The land use rights of the properties are held for various terms with details as shown in note (1).

Notes:

(1) 山西中煤平朔安太堡煤炭有限責任公司 (Shanxi China Coal Pingshuo Antaibao Coal Co., Ltd.) ("Pingshuo Antaibao"), a 100% owned subsidiary of the Company, has 19 parcels of land with a total site area of approximately 25,222,746.59 sq m. Among the land, 2 parcels of land with a total area of approximately 920,246.60 sq m are the Authorized Allocated Land, 16 parcels of land with a total area of approximately 24,302,499.99 sq m are the Retained Allocated Land, and the remaining one parcel of the Without Title Land.

(2) According to the information provided by the Group, the buildings of the properties held by Pingshuo Antaibao are as follows:

The land which the buildings erected thereon	No. of building(s)	Approximate gross floor area ("GFA") (sq m)	GFA of building(s) with building ownership certificate ("BOC") (sq m)	GFA of building(s) without BOC (sq m)
Authorized Allocated Land	8	2,236.90	2,236.90	—
Retained Allocated Land	123	136,723.50	132,374.42	4,349.08
Without Title Land	1	96.83	—	96.83
Total	132	139,057.23	134,611.32	4,445.91

(3) We have been provided with a copy of the legal opinion on the title to the properties prepared by Jia Yuan Law Firm, the Group's PRC legal adviser, which contains, inter-alia, the following information:

Land Use Rights

The Authorized Allocated Land and the Retained Allocated Land are held by the Group legally under the PRC laws. The Group has the rights to use these land legally under the PRC laws.

Regarding the Authorized Allocated Land, the Group only has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the land of the properties by other legal means internally. Caused the land rezoned to other use or transferred to entities outside the Group, land grant fee shall be paid for completion of rezoning or transfer.

Regarding the Retained Allocated Land, the Group only has the rights to occupy and use the land of the properties internally. After completion of land granted formality and settlement of land grant fee, the Group has the rights to transfer, lease or mortgage the land of the properties.

As of the issuance date of this legal opinion, the above land use rights of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

Regarding the Without Title Land and according to the Restructuring Agreement, ChinaCoal Group has undertaken to provide all necessary assistance to the Group in order to apply for the state-owned land use rights certificates in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

Buildings

Regarding the buildings with building ownership certificates erected on Authorized Allocated Land and the Retained Allocated Land, the Group is the solely owner of these buildings and has the rights to transfer, grant, lease and mortgage or dispose of these buildings by other legal means.

Regarding the buildings erected on the Authorized Allocated Land with building ownership certificates, the Group only has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the buildings by other legal means internally. Caused the buildings are transferred to the entities outside the Group, relevant land grant fee of the land shall be paid for completion of the transfer.

Regarding the buildings erected on the Retained Allocated Land with building ownership certificates, the Group has the rights to transfer, grant, lease, mortgage or dispose of the buildings by other legal means once completion of land granted formality and settlement of land grant fee.

Regarding the buildings without building ownership certificates erected on the Retained Allocated Land and the Without Title Land, once relevant building ownership certificates obtained by the Group, the right for the Group to transfer, grant, mortgage or dispose of the buildings by other legal means shall be consistent with those as stated above.

ChinaCoal Group has undertaken to provide all necessary assistance to the Group in order to apply for the building ownership certificates in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

As of the issuance date of this legal opinion, the buildings of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

(4) Due to restricted rights to the aforesaid buildings erected on the Retained Allocated Land with a total gross floor area of approximately 136,723.50 sq m and insufficient title proof to those buildings erected on the Without Title Land with a total gross floor area of approximately 96.83 sq m, we have attributed no commercial value to these buildings. For indication purpose, as of the date of valuation, the depreciated replacement cost of these buildings (excluding the land) was approximately RMB161,540,000.

(5) In the course of our valuation, we have attributed no commercial value to the Retained Allocated Land portion and the Without Title Land portion of the properties due to the fact that these portions of the properties are not freely transferable in the market.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
				RMB
4.	Properties held by 上海大屯能源股份有限公司 (Shanghai Datun Energy Resources Co., Ltd) in Shanghai Municipality and Jiangsu province in PRC	The properties comprise 4 coal mines and ancillary facilities which are situated on 150 parcels of land with a total site area of approximately 3,858,186.77 sq m (41,529,522 sq ft) located in Shanghai Municipality and Jiangsu province.	The properties are occupied by the Group for production, office, warehouse and other ancillary facilities uses.	994,650,000 (Market value attributable to the Group: 571,190,000)

The properties comprise 368 buildings, structures and ancillary facilities with a total gross floor area of approximately 321,955.70 sq m (3,465,531 sq ft) completed in various stages between 1971 and 2006.

Details of the gross floor areas and uses of the properties are as follows:

Use	Approximate Gross Floor Area sq m	sq ft
Production	220,985.37	2,378,687
Office	59,375.29	639,115
Warehouse	11,237.95	120,965
Ancillary facilities	30,357.09	326,764
Total	**321,955.70**	**3,465,531**

The properties also include a number of buildings, structures and ancillary facilities with a total gross floor area of approximately 43,448.27 sq m which were under construction as of the valuation date. A total construction cost of RMB79,287,362.72 has been incurred as of the valuation date. They are scheduled for completion in 2006.

The land use rights of the properties are held for various terms with details as shown in note (1).

Notes:

(1) 上海大屯能源股份有限公司 (Shanghai Datun Energy Resources Co., Ltd.), a 62.43% owned subsidiary of the Company ("Shanghai Datun Energy") has 57 parcels of land with a total site area of approximately 1,748,328.86 sq m. Among the land, 56 parcels of land with a total area of approximately 1,748,328.86 sq m are the Granted Land and the remaining one parcel of land is the Allocated Land.

(2) According to the information provided by the Group, Shanghai Datun Energy also leases 93 parcels of land with a total site area of approximately 2,109,857.91 sq m (the "Leased Land") for the construction of 100 buildings.

(3) According to the information provided by the Group, the buildings of the properties held by "Shanghai Datun Energy" are as follows:

The land which the buildings erected thereon	No. of building(s)	Approximate gross floor area ("GFA") (sq m)	GFA of building(s) with building ownership certificate ("BOC") (sq m)	GFA of building(s) without BOC (sq m)
Granted Land	267	272,447.68	266,983.63	5,464.05
Allocated Land	1	838.18	838.18	—
Leased Land	100	48,669.84	48,669.84	—
Total	368	321,955.70	316,491.65	5,464.05

(4) We have been provided with a copy of the legal opinion on the title to the properties prepared by Jia Yuan Law Firm, the Group's PRC legal adviser, which contains, inter-alia, the following information:

Land Use Rights

The Granted Land are held by the Group legally under the PRC laws. The Group has the rights to use such land legally under the PRC laws.

Regarding the Granted Land, the Group has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the land of the properties by other legal means during the remaining land use rights terms.

As of the issuance date of this legal opinion, the above land use rights of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

Regarding the Allocated Land and according to the Restructuring Agreement, ChinaCoal Group has undertaken to provide all necessary assistance to the Group in order to apply for the state-owned land use rights certificates in 12 months from the date of establishment of the Company. ChinaCoal Group also has undertaken to compensate against all losses due to any issue arising from failing to obtain the state-owned land use rights certificates, but except for settlement of land grant fee which shall be paid by the Group. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding

Regarding the Leased Land, some of the leases for the Leased Land is legal and valid as the land has granted land use rights certificates. To the remaining leases for the Leased Land, the land has no granted land use rights certificates, ChinaCoal Group has undertaken to make the land be used by the Group legally in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

Buildings

Regarding the buildings with building ownership certificates erected on the Granted Land, the Allocated and the Leased Land, the Group is the solely owner of these buildings.

Regarding the buildings erected on the Granted Land with building ownership certificates, the Group has the rights to transfer, grant, lease, mortgage or dispose of the buildings.

Regarding the buildings erected on the Leased Land with building ownership certificates, the Group has the rights to transfer, grant, lease, mortgage or dispose of the buildings by other legal means by getting prior notice from the lessors.

Regarding the buildings erected on the Allocated Land with building ownership certificates, the Group has the rights to transfer, grant, lease, mortgage or dispose of the buildings by other legal means once the Group has completed the granted land formality for the land on which the buildings are erected.

Regarding the buildings without building ownership certificates erected on the Granted Land, once relevant building ownership certificates obtained by the Group, the rights for the Group to transfer, grant, mortgage or dispose of the buildings by other legal means shall be entitled to be consistent with those as stated above.

As of the issuance date of this legal opinion, the above land use rights of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

(5) Due to insufficient title proof to the aforesaid buildings erected on the Leased Land with a total gross floor area of approximately 48,669.84 sq m, and those erected on the Allocated Land with a total gross floor area of approximately 838.18 sq m, we have attributed no commercial value to these buildings. For indication purpose, as of the date of valuation, the depreciated replacement cost of these buildings (excluding the land) was approximately RMB27,990,000.

(6) In the course of our valuation, we have attributed no commercial value to the Allocated Land and the Leased Land of the properties due to the fact that this portion of the properties is not freely transferable in the market.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
				RMB
5.	Properties held by 中煤連雲港進出口有限公司 (China Coal Lianyungang Imp. & Exp. Co., Ltd.) in Jiangsu province in the PRC	The properties comprise 2 parcels of land with a total site area of approximately 12,479.30 sq m (134,327 sq ft) situated in Jiangsu province. The properties comprise 17 buildings, structures and ancillary facilities with a total gross floor area of approximately 9,307.41 sq m(100,185 sq ft) completed in various stages between 1985 and 2000. Details of the gross floor areas and uses of the properties are as follows:	The properties are occupied by the Group for office and other ancillary facilities uses.	25,220,000 (Market value attributable to the Group: 25,220,000)

Use	Approximate Gross Floor Area sq m	sq ft
Office	6,094.97	65,606
Ancillary facilities	3,212.44	34,579
Total	**9,307.41**	**100,185**

The land use rights of the properties are held for various terms with details as shown in note (1).

Notes:

(1) 中煤連雲港進出口有限公司 (China Coal Lianyungang Imp. & Exp. Co., Ltd.) ("Lianyungang Company"), a 100% owned subsidiary of the Company, has 2 parcels of the Granted Land with a total area of approximately 12,479.30 sq m.

(2) According to the information provided by the Group, the buildings of the properties held by "Lianyungang Company" are as follows:

The land which the buildings erected thereon	No. of building(s)	Approximate gross floor area ("GFA") (sq m)	GFA of building(s) with building ownership certificate ("BOC") (sq m)	GFA of building(s) without BOC (sq m)
Granted Land	17	9,307.41	9,307.41	—
Total	17	9,307.41	9,307.41	—

(3) We have been provided with a copy of the legal opinion on the title to the properties prepared by Jia Yuan Law Firm, the Group's PRC legal adviser, which contains, inter-alia, the following information:

Land Use Rights

The Granted Land are held by the Group legally under the PRC laws. The Group has the rights to use such land legally under the PRC laws.

Regarding the Granted Land, the Group has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the land of the properties by other legal means during the remaining land use rights terms.

As of the issuance date of this legal opinion, the above land use rights of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

Buildings

Regarding the buildings with building ownership certificates erected on the Granted Land, the Group is the solely owner of these buildings and has the rights to transfer, give, lease and mortgage or dispose of these buildings by other legal means.

As of the issuance date of this legal opinion, the buildings of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
			RMB
6. Properties held by 華光資源有限公司 (Sunfield Resources Pty. Ltd.) in Shanxi and Shaanxi provinces in the PRC	The properties comprise a coal mine and ancillary facility which is situated on 6 parcels of land with a total site area of approximately 429,636.21 sq m (4,624,604sq ft) located in Shanxi and Shaanxi provinces.	The properties are occupied by the Group for production, office, warehouse and other ancillary facilities uses.	42,530,000 (Market value attributable to the Group: 23,390,000)

The properties comprise 90 buildings, structures and ancillary facilities with a total gross floor area of approximately 52,300.04 sq m (562,958sq ft) completed in various stages between 1989 and 2004.

Details of the gross floor areas and uses of the properties are as follows:

	Approximate Gross Floor Area	
Use	sq m	sq ft
Production	24,323.33	261,816
Office	8,175.53	88,002
Warehouse	2,894.87	31,161
Ancillary facilities	16,906.31	181,979
Total	**52,300.04**	**562,958**

The land use rights of the properties are held for various terms with details as shown in note (1).

Notes:

(1) 華光資源有限公司(Sunfield Resources Pty. Ltd.) ("Sunfield Resources"), a 100% owned subsidiary of the Company, has 2 parcels of the Granted Land with a total site area of approximately 87,944.40 sq m.

(2) According to the information provided by the Group, Sunfield Resources also leases 4 parcels of land with a site area of approximately 341,691.81sq m (the "Leased Land") for the construction of its 52 owned buildings.

(3) According to the information provided by the Group, the buildings of the properties held by Sunfield Resources are as follows:

The land which the buildings erected thereon	No. of building(s)	Approximate gross floor area ("GFA") (sq m)	GFA of building(s) with building ownership certificate ("BOC") (sq m)	GFA of building(s) without BOC (sq m)
Granted Land	38	14,692.24	14,196.24	496.00
Leased Land	52	37,607.80	10,561.12	27,046.68
Total	90	52,300.04	24,757.36	27,542.68

(4) We have been provided with a copy of the legal opinion on the title to the properties prepared by Jia Yuan Law Firm, the Group's PRC legal adviser, which contains, inter-alia, the following information:

Land Use Rights

The Granted Land are held by the Group legally under the PRC laws. The Group has the rights to use such land legally under the PRC laws.

Regarding the Granted Land, the Group has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the land of the properties by other legal means during the remaining land use rights terms.

As of the issuance date of this legal opinion, the above land use rights of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

Regarding the Leased Land, the lessor of the land has not obtained approval from the relevant land administration authorities for the land lease. The leases of the Leased Land are legal and valid. ChinaCoal Group has undertaken to legalize the leases of the land used by the Group legally in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

Buildings

Regarding the buildings with building ownership certificates erected on the Granted Land and the Leased Land, the Group is the solely owner of these buildings.

Regarding the buildings erected on the Granted Land with building ownership certificates, the Group has the rights to transfer, grant, lease, mortgage or dispose of the buildings.

Regarding the buildings erected on the Leased Land with building ownership certificates, the Group has the rights to transfer, grant, lease, mortgage or dispose of the buildings by other legal means by getting prior notice from the lessors.

Regarding the buildings without building ownership certificates erected on the Granted Land and the Leased Land, once relevant building ownership certificates obtained by the Group, the rights for the Group to transfer, grant, mortgage or dispose of the buildings by other legal means shall be consistent with those as stated above.

ChinaCoal Group has undertaken to provide all necessary assistance to the Group in order to apply for the building ownership certificates in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

As of the issuance date of this legal opinion, the buildings of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

(5) Due to insufficient title proof to the aforesaid buildings erected on Leased Land with a total gross floor area of approximately 37,607.80 sq m, we have attributed no commercial value to these buildings. For indication purpose, as of the date of valuation, the depreciated replacement cost of these buildings (excluding the land) was approximately RMB13,090,000.

(6) In the course of our valuation, we have attributed no commercial value to the Leased Land portion of the properties due to the fact that this portion of the properties is not freely transferable in the market.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
				RMB
7.	Properties held by 中國煤炭工業進出口集團青島有限公司 (China National Coal Industry Imp. & Exp. Group (Qingdao) Co., Ltd.) in Shandong province in the PRC	The properties comprise a parcel of land with a site area of approximately 4,715.28 sq m (50,755 sq ft) situated in Shandong province. The properties comprise 5 buildings, structures and ancillary facilities with a total gross floor area of approximately 6,083.30 sq m (65,480 sq ft) completed in various stages between 1978 and 1995. Details of the gross floor areas and uses of the properties are as follows:	The properties are occupied by the Group for office and other ancillary facilities uses.	11,940,000 (Market value attributable to the Group: 11,940,000)

Use	Approximate Gross Floor Area sq m	sq ft
Office	4,236.00	45,596
Ancillary facilities	1,847.30	19,884
Total	**6,083.30**	**65,480**

The land use rights of the properties are held for various terms with details as shown in note (1).

Notes:

(1) 中國煤炭工業進出口集團青島有限公司 (China National Coal Industry Imp. & Exp. Group (Qingdao) Co., Ltd.) ("Qingdao Company"), a 100% owned subsidiary of the Company, has a parcel of the Granted Land with a site area of approximately 4,715.28 sq m.

(2) According to the information provided by the Group, the buildings of the properties held by Qingdao Company are as follows:

The land which the buildings erected thereon	No. of building(s)	Approximate gross floor area ("GFA") (sq m)	GFA of building(s) with building ownership certificate ("BOC") (sq m)	GFA of building(s) without BOC (sq m)
Granted Land	5	6,083.30	5,810.05	273.25
Total	5	6,083.30	5,810.05	273.25

(3) We have been provided with a copy of the legal opinion on the title to the properties prepared by Jia Yuan Law Firm, the Group's PRC legal adviser, which contains, inter-alia, the following information:

Land Use Rights

The Granted Land is held by the Group legally under the PRC laws. The Group has the rights to use such land legally under the PRC laws.

Regarding the Granted Land, the Group has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the land of the properties by other legal means during the remaining land use rights terms.

As of the issuance date of this legal opinion, the above land use rights of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

Buildings

Regarding the buildings with building ownership certificates erected on the Granted Land, the Group is the solely owner of these buildings and has the rights to transfer, give, lease and mortgage or dispose of these buildings by other legal means.

Regarding the buildings without building ownership certificates erected on the Granted Land, once relevant building ownership certificates obtained by the Group, the rights for the Group to transfer, grant, mortgage or dispose of the buildings by other legal means shall be consistent with those as stated above.

ChinaCoal Group has undertaken to provide all necessary assistance in order to apply for the building ownership certificates in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

As of the issuance date of this legal opinion, the buildings of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
				RMB
8.	Properties held by 中國煤炭工業秦皇島進出口有限公司 (China National Coal Industry Qinhuangdao Imp. & Exp. Co., Ltd.) in Hebei province in the PRC	The properties comprise 6 parcels of land with a total site area of approximately 17,290.79 sq m (186,118 sq ft) situated in Hebei province. The properties comprise 21 buildings, structures and ancillary facilities with a total gross floor area of approximately 10,659.53 sq m (114,739 sq ft) completed in various stages between 1985 and 2005. Details of the gross floor areas and uses of the properties are as follows:	The properties are occupied by the Group for production, office, warehouse and other ancillary facilities uses.	22,580,000 (Market value attributable to the Group: 22,580,000)

Use	Approximate Gross Floor Area sq m	sq ft
Production	350.30	3,771
Office	6,019.24	64,791
Warehouse	127.41	1,371
Ancillary facilities	4,162.58	44,806
Total	**10,659.53**	**114,739**

The land use rights of the properties are held for various terms with details as shown in note (1).

Notes:

(1) 中國煤炭工業秦皇島進出口有限公司 (China National Coal Industry Qinhuangdao Imp. & Exp. Co., Ltd.) ("Qinhuangdao Company"), a 100% owned subsidiary of the Company, has 6 parcels of land with a total site area of approximately 17,290.79 sq m. Among the land, a parcel of land with an area of approximately 5,247.25 sq m is the Authorized Allocated Land, 2 parcels of land with a total area of approximately 11,973.61 sq m are the Granted Land, a parcel of land with an area of approximately 69.93 sq m is the Allocated Land and the remaining 2 parcels of land are the Without Title Land.

(2) According to the information provided by the Group, the buildings of the properties held by Qinhuangdao Company are as follows:

The land which the buildings erected thereon	No. of building(s)	Approximate gross floor area ("GFA") (sq m)	GFA of building(s) with building ownership certificate ("BOC") (sq m)	GFA of building(s) without BOC (sq m)
Granted Land	11	7,004.17	6,246.24	757.93
Authorized Allocated Land	7	2,968.43	2,618.13	350.30
Allocated Land	1	349.65	349.65	—
Without Title Land	2	337.28	—	337.28
Total	21	10,659.53	9,214.02	1,445.51

(3) We have been provided with a copy of the legal opinion on the title to the properties prepared by Jia Yuan Law Firm, the Group's PRC legal adviser, which contains, inter-alia, the following information:

Land Use Rights

The Granted Land and the Authorized Allocated Land are held by the Group legally under the PRC laws. The Group has the rights to use such land legally under the PRC laws.

Regarding the Granted Land, the Group has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the land of the properties by other legal means during the remaining land use rights terms.

Regarding the Authorized Allocated Land, the Group only has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the land of the properties by other legal means internally. Caused the land rezoned to other use or transferred to entities outside the Group, land grant fee shall be paid for completion of rezoning or transfer.

As of the issuance date of this legal opinion, the above land use rights of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

Regarding the Allocated Land and the Without Title Land and according to the Restructuring Agreement, ChinaCoal Group has undertaken to provide all necessary assistance to the Group in order to apply for the state-owned land use rights certificates in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

Buildings

Regarding the buildings with building ownership certificates erected on the Granted Land, the Authorized Allocated Land and the Allocated Land, the Group is the solely owner of these buildings.

Regarding the buildings erected on the Granted Land with building ownership certificates, the Group has the rights to transfer, grant, lease, mortgage or dispose of the buildings.

Regarding the buildings erected on the Authorized Allocated Land with building ownership certificates, the Group only has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the buildings by other legal means internally. Caused the buildings are transferred to the entities outside the Group, relevant land grant fee of the land shall be paid for completion of the transfer.

Regarding the buildings erected on the Allocated Land and the Without Title Land with building ownership certificates, the Group has the rights to transfer, grant, lease, mortgage or dispose of the buildings by other legal means once the Group has completed the granted land formality for the land on which the buildings are erected.

Regarding the buildings without building ownership certificates erected on the Granted Land, the Authorized Allocated Land, the Allocated Land and the Without Title Land, once relevant building ownership certificates obtained by the Group, the rights for the Group to transfer, grant, mortgage or dispose of the buildings by other legal means shall be consistent with those as stated above.

ChinaCoal Group has undertaken to provide all necessary assistance to the Group in order to apply for the building ownership certificates in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

As of the issuance date of this legal opinion, the buildings of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

(4) Due to insufficient title proof to the aforesaid buildings erected on the Allocated Land with a total gross floor area of approximately 349.65 sq m and those erected on the Without Title Land with a total gross floor area of approximately 337.28 sq m, we have attributed no commercial value to these buildings. For indication purpose, as of the date of valuation, the depreciated replacement cost of these buildings (excluding the land) was approximately RMB1,240,000.

(5) In the course of our valuation, we have attributed no commercial value to the Allocated Land portion and the Without Title Land portion of the properties due to the fact that these portions of the properties are not freely transferable in the market.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
				RMB
9.	Properties held by 秦皇島中煤儲運有限公司 (Qinhuangdao China Coal Warehousing and Transportation Co., Ltd.) in Hebei province in the PRC	The properties comprise 3 parcels of land with a total site area of approximately 363,881.39 sq m (3,916,819 sq ft) situated in Hebei province. The properties comprise 7 buildings, structures and ancillary facilities with a total gross floor area of approximately 6,009.88 sq m (64,690 sq ft) completed in various stages between 1987 and 2005. Details of the gross floor areas and uses of the properties are as follows:	The properties are occupied by the Group for office, warehouse and other ancillary facilities uses.	90,950,000 (Market value attributable to the Group: 71,330,000)

Use	Approximate Gross Floor Area sq m	sq ft
Office	1,650.00	17,760
Warehouse	3,250.00	34,983
Ancillary facilities	1,109.88	11,947
Total	6,009.88	64,690

The land use rights of the properties are held for various terms with details as shown in note (1).

Notes:

(1) 秦皇島中煤儲運有限公司 (Qinhuangdao China Coal Warehousing and Transportation Co., Ltd.) ("Qinhuangdao Warehousing and Transportation"), a 78.43% owned subsidiary of the Company, has 3 parcels of land with a total site area of approximately 363,881.39 sq m. All these lands are the Authorized Allocated Land.

(2) According to the information provided by the Group, the buildings of the properties held by Qinhuangdao Warehousing and Transportation are as follows:

The land which the buildings erected thereon	No. of building(s)	Approximate gross floor area ("GFA") (sq m)	GFA of building(s) with building ownership certificate ("BOC") (sq m)	GFA of building(s) without BOC (sq m)
Authorized Allocated Land	7	6,009.88	6,009.88	—
Total	7	6,009.88	6,009.88	—

(3) We have been provided with a copy of the legal opinion on the title to the properties prepared by Jia Yuan Law Firm, the Group's PRC legal adviser, which contains, inter-alia, the following information:

Land Use Rights

The Authorized Allocated Land are held by the Group legally under the PRC laws. The Group has the rights to use these land legally under the PRC laws.

Regarding the Authorized Allocated Land, the Group only has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the land of the properties or by other legal means internally. Caused the land rezoned to other use or transferred to entities outside the Group, land grant fee shall be paid for completion of rezoning or transfer.

As of the issuance date of this legal opinion, the above land use rights of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

Buildings

Regarding the buildings with building ownership certificates erected on the Authorized Allocated Land, the Group is the solely owner of these buildings and has the rights to transfer, grant, lease, mortgage or dispose of these buildings by other legal means internally. Caused the buildings are transferred to the entities outside the Group, relevant land grant fee of the land shall be paid for completion of the transfer.

As of the issuance date of this legal opinion, the buildings of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
				RMB
10.	Properties held by 朔州中煤平朔能源有限公司 (Shuozhou China Coal Pingshuo Energy Co., Ltd.) in Shanxi province in the PRC	The properties comprise a parcel of land with a total site area of approximately 130,398.50 sq m (1,403,609 sq ft) situated in Shanxi province. The properties comprise 22 buildings, structures and ancillary facilities with a total gross floor area of approximately 9,025.40 sq m (97,149 sq ft) completed in various stages between 2004 and 2005. Details of the gross floor areas and uses of the properties are as follows:	The properties are occupied by the Group for production, office, warehouse and other ancillary facilities uses.	No Commercial Value (Market value attributable to the Group: Nil)

Use	Approximate Gross Floor Area sq m	sq ft
Production	1,226.20	13,199
Office	345.00	3,714
Warehouse	2,852.20	30,700
Ancillary facilities	4,602.00	49,536
Total	**9,025.40**	**97,149**

The land use rights of the properties are held for various terms with details as shown in note (1).

Notes:

(1) 朔州中煤平朔能源有限公司 (Shuozhou China Coal Pingshuo Energy Co., Ltd.) ("Shuozhou China Coal"), a 51% owned subsidiary of the Company, leases a parcel of land with a site area of approximately 130,398.50 sq m (the "Leased Land"), for the construction of its 22 owned buildings.

(2) According to the information provided by the Group, the buildings of the properties held by Shuozhou China Coal are as follows:

The land which the buildings erected thereon	No. of building(s)	Approximate gross floor area ("GFA") (sq m)	GFA of building(s) with building ownership certificate ("BOC") (sq m)	GFA of building(s) without BOC (sq m)
Leased Land	22	9,025.40	—	9,025.40
Total	22	9,025.40	—	9,025.40

(3) We have been provided with a copy of the legal opinion on the title to the properties prepared by Jia Yuan Law Firm, the Group's PRC legal adviser, which contains, inter-alia, the following information:

Land Use Rights

Regarding the Leased Land, the lessor of the land has not obtained approval from the relevant land administration authorities for the land lease. The lease of the Leased Land is legal and valid. ChinaCoal Group has undertaken to make the land be used by the Group legally in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

Buildings

Regarding the buildings erected on the Leased Land without building ownership certificates, once relevant building ownership certificates obtained by the Group, the rights for the Group to transfer, grant, mortgage or dispose of the buildings by other legal means shall be entitled.

ChinaCoal Group has undertaken to provide all necessary assistance to the Group in order to apply for the building ownership certificates in six months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

As of the issuance date of this legal opinion, the buildings of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

(4) Due to insufficient title proof to the aforesaid buildings erected on the Leased Land with a total gross floor area of approximately 9,025.40sq m, we have attributed no commercial value to these buildings. For indication purpose, as of the date of valuation, the depreciated replacement cost of these buildings (excluding the land) was approximately RMB4,800,000.

(5) In the course of our valuation, we have attributed no commercial value to the Leased Land of the properties due to the fact that the properties are not freely transferable in the market.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
				RMB
11.	A Property held by 中國煤炭工業進出口集團黑龍江有限公司 (China National Coal Industry Imp. & Exp. Group (Heilongjiang) Co., Ltd.) in Heilongjiang province in the PRC	The property comprises a parcel of land with a site area of approximately 346.90 sq m (3,734 sq ft) situated in Heilongjiang Province. The property comprises a 5-storey office building with a gross floor area of approximately 1,844.46 sq m (19,854 sq ft) completed in 1995. The land use rights of the property is held for a term with details as shown in note (1).	The property is occupied by the Group for office use.	8,910,000 (Market value attributable to the Group: 8,910,000)

Notes:

(1) 中國煤炭工業進出口集團黑龍江有限公司 (China National Coal Industry Imp. & Exp. Group (Heilongjiang) Co., Ltd.) ("Heilongjiang Company"), a 100% owned subsidiary of the Company, has a parcel of the Granted Land with an area of approximately 346.90 sq m.

(2) According to the information provided, the buildings of the properties held by Heilongjiang Company are as follows:

The land which the buildings erected thereon	No. of building(s)	Approximate gross floor area ("GFA") (sq m)	GFA of building(s) with building ownership certificate ("BOC") (sq m)	GFA of building(s) without BOC (sq m)
Granted Land	1	1,844.46	1,844.46	—
Total	1	1,844.46	1,844.46	—

(3) We have been provided with a copy of the legal opinion on the title to the properties prepared by Jia Yuan Law Firm, the Group's PRC legal adviser, which contains, inter-alia, the following information:

Land Use Rights

The Granted Land is held by the Group legally under the PRC laws. The Group has the rights to use such land legally under the PRC laws.

Regarding the Granted Land, the Group has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the land of the properties by other legal means during the remaining land use rights terms.

As of the issuance date of this legal opinion, the above land use right of the property has not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

Buildings

Regarding the building with a building ownership certificate erected on the Granted Land, the Group is the solely owner of the building and has the rights to transfer, grant, lease, mortgage or dispose of these buildings by other legal means.

As of the issuance date of this legal opinion, the building of the property has not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
				RMB
12.	Properties held by 中國煤炭工業進出口集團日照有限公司 (China National Coal Industry Imp. & Exp. Group (Rizhao) Co., Ltd.) in Shandong province in the PRC	The properties comprise 3 parcels of land with a total site area of approximately 27,240.67 sq m (293,219) sq ft situated in Shandong province. The properties comprise 16 buildings, structures and ancillary facilities with a total gross floor area of approximately 14,151.95 sq m (152,332 sq ft) completed in various stages between 1987 and 2004. Details of the gross floor areas and uses of the properties are as follows:	The properties are occupied by the Group for office and other ancillary facilities uses.	40,720,000 (Market value attributable to the Group: 40,720,000)

Use	Approximate Gross Floor Area sq m	sq ft
Office	9,028.36	97,181
Ancillary facilities	5,123.59	55,151
Total	**14,151.95**	**152,332**

The land use rights of the properties are held for various terms with details as shown in note (1).

Notes:

(1) 中國煤炭工業進出口集團日照有限公司 (China National Coal Industry Imp. & Exp. Group (Rizhao) Co., Ltd.) ("Rizhao Company"), a 100% owned subsidiary of the Company, has 3 parcels of the Granted Land with a total site area of approximately 27,240.67 sq m.

(2) According to the information provided by the Group, the buildings of the properties held by Rizhao Company are as follows:

The land which the buildings erected thereon	No. of building(s)	Approximate gross floor area ("GFA") (sq m)	GFA of building(s) with building ownership certificate ("BOC") (sq m)	GFA of building(s) without BOC (sq m)
Granted Land	16	14,151.95	14,035.65	116.30
Total	16	14,151.95	14,035.65	116.30

(3) We have been provided with a copy of the legal opinion on the title to the properties prepared by Jia Yuan Law Firm, the Group's PRC legal adviser, which contains, inter-alia, the following information:

Land Use Rights

The Granted Land are held by the Group legally under the PRC laws. The Group has the rights to use such land legally under the PRC laws.

Regarding the Granted Land, the Group has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the land of the properties by other legal means during the remaining land use rights terms.

As of the issuance date of this legal opinion, the above land use rights of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

Buildings

Regarding the buildings with building ownership certificates erected on the Granted Land, the Group is the solely owner of these buildings and has the rights to transfer, grant, lease and mortgage or dispose of these buildings by other legal means.

Regarding the buildings without building ownership certificates erected on the Granted Land, once relevant building ownership certificates obtained by the Group, the rights for the Group to transfer, grant, mortgage or dispose of the buildings by other legal means shall be consistent with those as stated above.

ChinaCoal Group has undertaken to provide all necessary assistance to the Group in order to apply for the building ownership certificates in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

As of the issuance date of this legal opinion, the buildings of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
				RMB
13.	Properties held by 天津中煤進出口有限公司 (China National Coal Imp. & Exp. (Tianjin) Co., Ltd.) in Tianjin Municipality in the PRC	The properties comprise 5 parcels of land with a total site area of approximately 59,720.02 sq m (642,826) sq ft situated in Tianjin Municipality.	The properties are occupied by the Group for office use.	52,420,000 (Market value attributable to the Group: 52,420,000)

The properties comprise 4 buildings, structures and ancillary facilities with a total gross floor area of approximately 7,487.32 sq m (80,594 sq ft) completed in various stages between 1994 and 2003.

Details of the gross floor areas and uses of the properties are as follows:

Use	Approximate Gross Floor Area sq m	sq ft
Office	7,487.32	80,594
Total	**7,487.32**	**80,594**

The properties also include a number of buildings, structures and ancillary facilities with a total gross floor area of approximately 1,525.00 sq m which were under construction as of the valuation date. A total construction cost of RMB34,887,934.50 has been incurred as of the valuation date. They are scheduled for completion in 2006.

The land use rights of the properties are held for various terms with details as shown in note (1).

Notes:

(1) 天津中煤進出口有限公司 (China National Coal Imp. & Exp. (Tianjin) Co., Ltd.) ("Tianjin Company"), a 100% owned subsidiary of the Company, has 5 parcels of land with a total site area of approximately 59,720.02 sq m. Among the land, 3 parcels of land with a total area of approximately 3,075.22 sq m are the Granted Land; a parcel of land with a site area of approximately 144.80sq m is the Allocated Land and the remaining one parcel of land with a site area of approximately 56,500.00 sq m is the Without Title Land.

(2) According to the information provided by the Group, the buildings of the properties held by Tianjin Company are as follows:

The land which the buildings erected thereon	No. of building(s)	Approximate gross floor area ("GFA") (sq m)	GFA of building(s) with building ownership certificate ("BOC") (sq m)	GFA of building(s) without BOC (sq m)
Granted Land	3	6,176.09	6,176.09	—
Allocated Land	1	1,311.23	1,311.23	—
Without Title Land	—	—	—	—
Total	4	7,487.32	7,487.32	—

(3) We have been provided with a copy of the legal opinion on the title to the properties prepared by Jia Yuan Law Firm, the Group's PRC legal adviser, which contains, inter-alia, the following information:

Land Use Rights

The Granted Land are held by the Group legally under the PRC laws. The Group has the rights to use such land legally under the PRC laws.

Regarding the Granted Land, the Group has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the land of the properties by other legal means during the remaining land use rights terms.

As of the issuance date of this legal opinion, the above land use rights of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

Regarding the Allocated Land and the Without Title Land and according to the Restructuring Agreement, ChinaCoal Group has undertaken to provide all necessary assistance to the Group in order to apply for the state-owned land use rights certificates in

12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

Buildings

Regarding the buildings with building ownership certificates erected on the Granted Land and the Allocated Land, the Group is the solely owner of these buildings.

Regarding the buildings erected on the Granted Land with building ownership certificates, the Group has the rights to transfer, grant, lease, mortgage or dispose of the buildings.

Regarding the buildings erected on the Allocated Land with building ownership certificates, the Group has the rights to transfer, grant, lease, mortgage or dispose of the buildings by other legal means once the Group has completed the granted land formality for the land on which the buildings are erected.

As of the issuance date of this legal opinion, the buildings of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

(4) Due to insufficient title proof to the aforesaid building erected on Allocated Land with a gross floor area of approximately 1,311.23 sq m, we have attributed no commercial value to the building. For indication purpose, as of the date of valuation, the depreciated replacement cost of the building (excluding the land) was approximately RMB6,870,000.

(5) In the course of our valuation, we have attributed no commercial value to the Allocated Land portion and the Without Title Land portion of the properties due to the fact that these portions of the properties are not freely transferable in the market.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
				RMB
14.	Properties held by 中煤焦化控股有限責任公司 (China Coal & Coke Holdings Ltd.) in Shanxi, Hebei and Heilongjiang provinces in the PRC	The properties comprise 14 parcels of land with a total site area of approximately 1,682,336.13 sq m (18,108,666 sq ft) situated in Shanxi, Hebei and Heilongjiang provinces.	The properties are occupied by the Group for production, office, warehouse and other ancillary facilities uses.	423,730,000 (Market value attributable to the Group: 275,760,000)

The properties comprise 232 buildings, structures and ancillary facilities with a total gross floor area of approximately 100,454.79 sq m (1,081,295 sq.ft) completed in various stages between 1997 and 2005.

Details of the gross floor areas and uses of the properties are as follows:

Use	Approximate Gross Floor Area sq m	sq ft
Production	58,805.62	632,984
Office	13,048.20	140,451
Warehouse	4,715.39	50,756
Ancillary facilities	23,885.59	257,104
Total	**100,454.79**	**1,081.295**

The properties also include a number of buildings, structures and ancillary facilities with a total gross floor area of approximately 8,491.72 sq m which were under construction as of the valuation date. A total construction cost of RMB57,632,942.59 has been incurred as of the valuation date. They are scheduled for completion in 2006.

The land use rights of the properties are held for various terms with details as shown in note (1).

Notes:

(1) 中煤焦化控股有限責任公司 (China Coal & Coke Holdings Ltd.) ("China Coal Coking"), a 100% owned subsidiary of the Company, has 8 parcels of land with a total site area of approximately 1,260,485.37 sq m. Among the land, 7 parcels of land with a total area of approximately 1,039,650.37 sq m are the Granted Land, and the remaining one parcel of land with a site area of approximately 220,835.00 sq m is the Without Title Land,

(2) According to the information provided by the Group, China Coal Coking also leases 6 parcels of land with a total area of approximately 421,850.67 sq m (the "Leased Land") for the construction of its 16 owned buildings.

(3) According to the information provided by the Group, the buildings of the properties held by China Coal Coking are as follows:

The land which the buildings erected thereon	No. of building(s)	Approximate gross floor area ("GFA") (sq m)	GFA of building(s) with building ownership certificate ("BOC") (sq m)	GFA of building(s) without BOC (sq m)
Granted Land	198	82,291.50	81,291.37	1,000.13
Without Title Land	18	9,603.79	—	9,603.79
Leased Land	16	8,559.50	2,631.00	5,928.50
Total	232	100,454.79	83,922.37	16,532.42

(4) We have been provided with a copy of the legal opinion on the title to the properties prepared by Jia Yuan Law Firm, the Group's PRC legal adviser, which contains, inter-alia, the following information:

Land Use Rights

The Granted Land are held by the Group legally under the PRC laws. The Group has the rights to use such land legally under the PRC laws.

Regarding the Granted Land, the Group has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the land of the properties by other legal means during the remaining land use rights terms.

As of the issuance date of this legal opinion, the above land use rights of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

Regarding the Without Title Land and according to the Restructuring Agreement, ChinaCoal Group has undertaken to provide all necessary assistance to the Group in order to apply for the state-owned land use rights certificates in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

Regarding the Leased Land, portion of the Leased Land has been leased by China Coal Coking by entering the leases with the relevant land administration authorities and China Coal Coking also has been granted with lease land certificates. To the remaining portion of the Leased Land, the lessor of the land has obtained approval from the relevant land administration authorities for the land lease. The leases of the Leased Land are legal and valid. ChinaCoal Group has undertaken to make the land be used by the Group legally in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

Buildings

Regarding the buildings with building ownership certificates erected on the Granted Land and the Leased Land, the Group is the solely owner of these buildings.

Regarding the buildings erected on the Granted Land with building ownership certificates, the Group has the rights to transfer, grant, lease, mortgage or dispose of the buildings.

Regarding the buildings erected on the Leased Land with building ownership certificates, the Group has the rights to transfer, grant, lease, mortgage or dispose of the buildings by other legal means by getting prior notice from the lessors.

Regarding the buildings with building ownership certificates erected on the Granted Land, the Without Title Land and the Leased Land, once relevant building ownership certificates obtained by the Group, the rights for the Group to transfer, grant, mortgage or dispose of the buildings by other legal means shall be consistent with those as stated above.

ChinaCoal Group has undertaken to provide all necessary assistance to the Group in order to apply for the building ownership certificates in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

As of the issuance date of this legal opinion, the buildings of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

(5) Due to insufficient title proof to the aforesaid buildings erected on Without Title Land with a total gross floor area of approximately 9,603.79 sq m and those erected on the Leased Land with a total gross floor area of approximately 8,859.50 sq m, we have attributed no commercial value to these buildings. For indication purpose, as of the date of valuation, the depreciated replacement cost of these buildings (excluding the land) was approximately RMB18,970,000.

(6) In the course of our valuation, we have attributed no commercial value to the Without Title Land portion and the Leased Land portion of the properties due to the fact that these portions of the properties are not freely transferable in the market.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
				RMB
15.	Properties held by 中國煤礦機械裝備有限責任公司 (China National Coal Mining Equipment Co., Ltd.) in Beijing Municipality and Hebei province in the PRC	The properties comprise 11 parcels of land with a total site area of approximately 1,087,094.76 sq m (11,701,488 sq ft) situated in Beijing Municipality and Hebei province.	The properties are occupied by the Group for production, office, warehouse and other ancillary facilities uses.	502,900,000 (Market value attributable to the Group: 502,900,000)

The properties comprise 434 buildings, structures and ancillary facilities with a total gross floor area of approximately 385,691.53 sq m (4,151,584 sq ft) completed in various stages between 1950 and 2004.

Details of the gross floor areas and uses of the properties are as follows:

Use	Approximate Gross Floor Area	
	sq m	sq ft
Production	220,735.98	2,376,002
Office	62,962.07	677,724
Warehouse	48,479.68	521,835
Ancillary facilities	53,513.80	576,023
Total	**385,691.53**	**4,151,584**

The properties also include a number of buildings, structures and ancillary facilities with a total gross floor area of approximately 30,094.68 sq m which were under construction as of the valuation date. A total construction cost of RMB52,192,706.49 has been incurred as of the valuation date. They are scheduled for completion in 2006.

The land use rights of the properties are held for various terms with details as shown in note (1).

Notes:

(1) 中國煤礦機械裝備有限責任公司 (China National Coal Mining Equipment Co., Ltd.) ("Mining Equipment Group"), a 100% owned subsidiary of the Company, has 11 parcels of the Authorized Allocated Land with a total site area of approximately 1,087,094.76 sq m.

(2) According to the information provided by the Group, the buildings of the properties held by Mining Equipment Group are as follows:

The land which the buildings erected thereon	No. of building(s)	Approximate gross floor area ("GFA") (sq m)	GFA of building(s) with building ownership certificate ("BOC") (sq m)	GFA of building(s) without BOC (sq m)
Authorized Allocated Land	434	385,691.53	373,841.03	11,850.50
Total	434	385,691.53	373,841.03	11,850.50

(3) We have been provided with a copy of the legal opinion on the title to the properties prepared by Jia Yuan Law Firm, the Group's PRC legal adviser, which contains, inter-alia, the following information:

Land Use Rights

The Authorized Allocated Land are held by the Group legally under the PRC laws. The Group has the rights to use such land legally under the PRC laws.

Regarding the Authorized Allocated Land, the Group only has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the land of the properties by other legal means internally. Caused the land rezoned to other use or transferred to entities outside the Group, land grant fee shall be paid for completion of rezoning or transfer.

As of the issuance date of this legal opinion, the above land use rights of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

Buildings

Regarding the buildings erected on the Authorized Allocated Land with building ownership certificates, the Group is the solely owner of these buildings and has the rights to transfer, grant, lease and mortgage or dispose of these buildings by other legal means internally. Caused the buildings are transferred to the entities out the Group, relevant land grant fee of the land shall be paid for completion of the transfer.

Regarding the buildings without building ownership certificates erected on the Authorized Allocated Land, once relevant building ownership certificates obtained by the Group, the rights for the Group to transfer, grant, mortgage or dispose of the buildings by other legal means shall be consistent with those as stated above.

ChinaCoal Group has undertaken to provide all necessary assistance to the Group in order to apply for the building ownership certificates in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

As of the issuance date of this legal opinion, the buildings of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
				RMB
16.	Properties held by 中煤西安設計工程有限責任公司 (China Coal Xi'an Design Engineering Co., Ltd.) in Shaanxi, Hebei and Fujian provinces in the PRC	The properties comprise 4 parcels of land with a total site area of approximately 35,817.61 sq m (385,541 sq ft) situated in Shannxi, Hebei and Fujian provinces.	The properties are occupied by the Group for office and other ancillary facilities uses.	142,340,000 (Market value attributable to the Group: 142,340,000)

The properties comprise 14 buildings, structures and ancillary facilities with a total gross floor area of approximately 40,747.98 sq m (438,612sq ft) completed in various stages between 1980 and 2005.

Details of the gross floor areas and uses of the properties are as follows:

Use	Approximate Gross Floor Area	
	sq m	sq ft
Office	34,147.96	367,569
Ancillary facilities	6,600.02	71,043
Total	**4,074.98**	**438,612**

The properties also include a number of buildings, structures and ancillary facilities with a total gross floor area of approximately 10,749.00 sq m which were under construction as of the valuation date. A total construction cost of RMB21,041,340.08 has been incurred as of the valuation date. They are scheduled for completion in 2006.

The land use rights of the properties are held for various terms with details as shown in note (1).

Notes:

(1) 中煤西安設計工程有限責任公司 (China Coal Xi'an Design Engineering Co., Ltd.) ("Xi'an Design Engineering Company"), a 100% owned subsidiary of the Company, has 4 parcels of land with a total site area of approximately 35,817.61 sq m. Among the land, 2 parcels of land with a total area of approximately 35,727.13 sq m are the Authorized Allocated Land and the remaining 2 parcels of land with a total area of approximately 90.48 sq m are the Granted Land.

(2) According to the information provided, the buildings of the properties held by Xián Design Engineering Company are as follows:

The land which the buildings erected thereon	No. of building(s)	Approximate gross floor area ("GFA") (sq m)	GFA of building(s) with building ownership certificate ("BOC") (sq m)	GFA of building(s) without BOC (sq m)
Granted Land	2	463.81	463.81	—
Authorized Allocated Land	12	40,284.17	39,042.17	1,242.00
Total	14	40,747.98	39,505.98	1,242.00

(3) We have been provided with a copy of the legal opinion on the title to the properties prepared by Jia Yuan Law Firm, the Group's PRC legal adviser, which contains, inter-alia, the following information:

Land Use Rights

The Granted Land and the Authorized Allocated Land are held by the Group legally under the PRC laws. The Group has the rights to use such land legally under the PRC laws.

Regarding the Granted Land, the Group has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the land of the properties by other legal means during the remaining land use rights terms.

Regarding the Authorized Allocated Land, the Group only has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the land of the properties by other legal means internally. Caused the land rezoned to other use or transferred to entities outside the Group, land grant fee shall be paid for completion of rezoning or transfer.

As of the issuance date of this legal opinion, the above land use rights of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

Buildings

Regarding the buildings with building ownership certificates, erected on the Granted Land and the Authorized Allocated Land the Group is the solely owner of these buildings.

Regarding the buildings with building ownership certificates erected on the Granted Land, the Group has the rights to transfer, grant, lease, mortgage or dispose of the buildings.

Regarding the buildings with building ownership certificates erected on the Authorized Allocated Land, the Group only has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the buildings by other legal means internally. Caused the buildings are transferred to the entities out the Group, relevant land grant fee of the land shall be paid for completion of the transfer.

Regarding the buildings without building ownership certificates erected on the Authorized Allocated Land, once relevant building ownership certificates obtained by the Group, the rights for the Group to transfer, grant, mortgage or dispose of the buildings by other legal means shall be consistent with those as stated above.

ChinaCoal Group has undertaken to provide all necessary assistance to the Group in order to apply for the building ownership certificates in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

As of the issuance date of this legal opinion, the buildings of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

Group II — Property interests leased by the Group in the PRC, Hong Kong and Australia

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
				RMB
17.	A property leased by the Company in Beijing Municipality in the PRC	The property comprises an office unit in a 18-storey commercial building with a gross floor area of approximately 6,109.51 sq m (65,762 sq ft) completed in 2004. The property is subject to a lease agreement for a term from 1 January 2006 to 31 December 2006 at an annual rental of approximately RMB7,698,000.	The property is occupied by the Group for office uses.	No commercial value

Notes:

(1) The Group leases an building with a gross floor area of approximately 6,109.51sq m. The lessor of the building have obtained building ownership certificates.

(2) We have been provided with a copy of the legal opinion on the lease agreements to the properties prepared by Jia Yuan Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

The lease of the building without building ownership certificate will be legal and valid once the lessor having obtained the building ownership certificate for the building. According to the Restructuring Agreement, ChinaCoal Group has undertaken to make the building be used by the Group legally in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006 RMB
18.	A property leased by 上海中煤華東有限公司 (Shanghai ChinaCoal East China Co., Ltd.) in Shanghai Municipality in the PRC	The property comprises an office unit on 6th floor in a 33-storey office building with a gross floor area of approximately 148.26 sq m (1,596 sq ft) completed in 1998. The property is subject to a lease agreement for a term from 25 May 2005 to 25 May 2025 at an annual rental of approximately RMB135,000.	The property is occupied by the Group for office use.	No Commercial Value

Notes:

(1) The Group leases an office unit with a gross floor area of approximately 148.26 sq m. The lessor of the office unit with a gross floor area of approximately 148.26 sq m has obtained building ownership certificate for the building.

(2) We have been provided with a copy of the legal opinion on the lease agreement to the properties prepared by Jia Yuan Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

The lease of the office unit without building ownership certificate will be legal and valid once the lessor having obtained the building ownership certificate for the office unit. According to the Restructuring Agreement, ChinaCoal Group has undertaken to make the office unit used by the Group legally in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
				RMB
19.	Properties leased by 華光資源有限公司 (Sunfield Resources Pty. Ltd.) in Shanxi province in the PRC and in Australia	The properties comprise an office, a production factory and 3 ancillary facilities in Shanxi province and an office property and two staff quarters in Australia completed in various stages between 1994 and 2000.	The properties are occupied by the Group for production, office and other ancillary facilities uses.	No commercial value

Details of the gross floor areas and uses of the properties are as follows:

Use	Approximate Gross Floor Area sq m	sq ft
Production	617.50	6,647
Office	363.00	3,907
Ancillary facilities	1,218.00	13,111
Total	**2,198.50**	**23,665**

The properties are subject to various lease agreements for various terms at a total annual rental of approximately RMB1,184,000.

Notes:

(1) The Group leases 8 buildings with a total gross floor area of approximately 2,198.50 sq m. The lessors of these 8 buildings have not obtained building ownership certificates.

(2) We have been provided with a copy of the legal opinion on the lease agreements to the properties prepared by Jia Yuan Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

The leases of the buildings without building ownership certificates will be legal and valid once the lessors having obtained the building ownership certificates for these buildings. According to the Restructuring Agreement, ChinaCoal Group has undertaken to make the building be used by the Group legally in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
				RMB
20.	A property leased by 中國煤炭工業進出口集團青島有限公司 (China National Coal Industry Imp. & Exp. Group (Qingdao) Co., Ltd.) in Shandong province in the PRC	The property comprises an office unit on 15th floor in a 36-storey office building with a gross floor area of approximately 113.03 sq m (1,217 sq ft) in Shandong province completed in between 2002. The property is subject to a lease agreement for a term from 1 January 2006 to 30 September 2006 at an annual rental of approximately RMB57,000.	The property is occupied by the Group for office use.	No commercial value

Notes:

(1) The Group leases an office with a gross floor area of approximately 113.03 sq m. The lessor of the property has obtained building ownership certificate for the property.

(2) We have been provided with a copy of the legal opinion on the lease agreements to the properties prepared by Jia Yuan Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

The lease of the property without building ownership certificate will be legal and valid once the lessor having obtained the building ownership certificate for the property. According to the Restructuring Agreement, ChinaCoal Group has undertaken to make the property be used by the Group legally in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
				RMB
21.	Properties leased by 中煤焦化控股有限責任公司 (China Coal & Coke Holdings Ltd.) in Beijing Municipality, Shanxi and Heilongjiang provinces in the PRC and in Hong Kong	The properties comprise 6 offices, 13 productions buildings, a warehouse and 23 ancillary facilities in Shanxi and Heilongjiang provinces and 3 office units and 2 ancillary facilities in Hong Kong completed in various stages between 1993 and 2005.	The properties are occupied by the Group for production, office, warehouse and ancillary facilities uses.	No commercial value

Details of the gross floor areas and uses of the properties are as follows:

Use	Approximate Gross Floor Area sq m	sq ft
Production	6,969.64	75,021
Office	8,315.18	89,504
Warehouse	2,458.39	26,462
Ancillary Facilities	13,809.69	148,648
Total	**31,552.90**	**339,635**

The properties are subject to various leases agreements for various terms at a total annual rental of approximately RMB7,580,000.

Notes:

(1) The Group leases 48 properties with a total gross floor area of approximately 31,552.90 sq m. Among the properties, the lessors of 47 buildings with a total gross floor area of approximately 30,681.10 sq m have obtained building ownership certificates and relevant title document and the lessors of the remaining one property with a gross floor area of approximately 871.80 sq m has not obtained building ownership certificate.

(2) We have been provided with a copy of the legal opinion on the lease agreements to the properties prepared by Jia Yuan Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

The leases of the properties with building ownership certificates is legal and valid. The lessors have the rights to lease the properties to the Group. The lease agreements are in compliance with the requirements of the PRC laws and regulations and are binding to both signed parties. The Group has the rights to use the properties under the PRC Laws.

The lease of the properties without building ownership certificates will be legal and valid once the lessors having obtained the building ownership certificates. According to the Restructuring Agreement, ChinaCoal Group has undertaken to make the properties be used by the Group legally in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
				RMB
22.	Properties leased by 中國煤礦機械裝備有限責任公司(China National Coal Mining Equipment Co., Ltd.) in Beijing Municipality and Hebei province in the PRC	The properties comprise 5 offices and a production building in Beijing Municipality and Hebei province completed in various stages between 2002 and 2004.	The properties are occupied by the Group for office and production uses.	No commercial value

Details of the gross floor areas and uses of the properties are as follows:

Use	Approximate Gross Floor Area sq m	sq ft
Production	700.00	7,535
Office	1,218.60	13,117
Total	**1,918.60**	**20,652**

The properties are subject to various lease agreements for various terms at a total annual rental of approximately RMB766,000.

Notes:

(1) The Group leases 6 properties with a total gross floor area of approximately 1,918.60 sq m. The lessors of the 4 properties have not obtained building ownership certificates.

(2) We have been provided with a copy of the legal opinion on the lease agreements to the properties prepared by Jia Yuan Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

The leases of the properties without building ownership certificates will be legal and valid once the lessors having obtained the building ownership certificates. According to the Restructuring Agreement, ChinaCoal Group has undertaken to make the properties be used by the Group legally in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
				RMB
23.	Properties leased by 上海大屯能源股份有限公司 (Shanghai Datun Energy Resources Co., Ltd.) in Shanghai Municipality in the PRC	The properties comprise 69 offices and 397 production buildings in Shanghai Municipality completed in various between 1971 and 2002. Details of the gross floor areas and uses of the properties are as follows:	The properties are occupied by the Group for office and production uses.	No commercial value

Use	Approximate Gross Floor Area sq m	sq ft
Production	125,605.23	1,352,015
Office	70,500	758,862
Total	**196,105.23**	**2,110,877**

The properties are subject to various lease agreements for various terms at a total annual rental of approximately RMB30,345,000

Notes:

(1) The Group leases 466 properties with a total gross floor area of approximately 196,105.23sq m. Among these properties,the lessors of the 7 properties with a total gross floor area of approximately 4,974.00 sq m have not obtained building ownership certificates and the lessors of the remaining properties have obtained building ownership certificates

(2) We have been provided with a copy of the legal opinion on the lease agreements to the properties prepared by Jia Yuan Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

The lease of the properties without building ownership certificates will be legal and valid once the lessors having obtained the building ownership certificates. According to the Restructuring Agreement, ChinaCoal Group has undertaken to make the properties be used by the Group legally in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
				RMB
24.	A property leased by 中煤招標有限責任公司 (China Coal Tendering Co., Ltd.) in Beijing Municipality in the PRC	The property comprise 1 office with a gross floor area of approximately 525.23 sq m (5,654 sq ft) in Beijing Municipality completed in 2004. This property is subject to a tenancy agreement for a term from 1 January 2006 to 31 December 2006 at an annual rental of approximately RMB647,000.	The property is occupied by the Group for office use.	No commercial value

Notes:

(1) The Group leases 1 building with a total gross floor area of approximately 525.23 sq m. The lessor of the building have obtained building ownership certificate for the building.

(2) We have been provided with a copy of the legal opinion on the lease agreements to the properties prepared by Jia Yuan Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

The lease of the building is legal and valid.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
				RMB
25.	A property leased by 中國煤炭開發有限責任公司 (China National Coal Development Co., Ltd.) in Beijing Municipality in the PRC	The property comprise an office with a gross floor area of approximately 1,096.78 sq m (11,806 sq ft) in Beijing Municipality completed in 2004. This property is subject to a lease agreement for a term from 1 January 2006 to 31 December 2006 at an annual rental of approximately RMB1,382,000	The property is occupied by the Group for office use.	No commercial value

Notes:

(1) The Group leases an office with a total gross floor area of approximately 1,096.78 sq m. The lessor of the office has obtained building ownership certificate.

(2) We have been provided with a copy of the legal opinion on the lease agreements to the properties prepared by Jia Yuan Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

The lease of the office is legal and valid.


SRK Consulting
Engineers and Scientists

SRK Consulting
Level 9 Suite 9C
300 Adelaide Street
Brisbane Qld 4000 Australia

Email: brisbane@srk.com.au
www.srk.com.au

Tel: 61 7 3832 9999
Fax: 61 7 3832 9330

6 December 2006

The Directors
China Coal Energy Company Limited
1 Huangsi Street
Chaoyang District
Beijing
100011
CHINA

Dear Sirs,

Independent Technical Adviser Report

The following Report summarises the findings of an independent technical and economic assessment of the coal mines, coal processing plants (CPP's) and exploration areas operated by China Coal Energy Company Limited (Company or China Coal). The Report has been prepared by Steffen Robertson and Kirsten (Australasia) Pty Ltd, trading as SRK Consulting (SRK), located at Level 9, 300 Adelaide Street, Brisbane, Queensland, 4000, Australia.

Purpose of the Report

The purpose of this Report is to provide an independent technical assessment of the Company's mineral assets for inclusion in a prospectus to be issued by the Company to support the proposed listing and fund raising on The Stock Exchange of Hong Kong Limited. The Report is to provide potential investors in the proposed China Coal Initial Public Offering (IPO) with an independent opinion of the condition, production capability and future prospects of the mines and processing facilities that are managed by the Company.

This Report has been prepared in accordance with the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited, in particular Chapter 18.

The Report set out in Appendix VI to the prospectus of the Company dated 6 December 2006 is the only report provided by SRK and has been compiled to include the details required by the Listing Rules. SRK has no prior association with China Coal in regard to the mineral assets that are the subject of this Report other than the site inspections, data analysis and Report compilation for this report. SRK has no beneficial interest in the outcome of the technical assessment being capable of affecting its independence. Neither SRK nor any of the authors of this Report has any material present or contingent interest in the outcome of this report, nor do they have any pecuniary or other interest that could be reasonably regarded as being capable of affecting their independence or that of SRK. Neither SRK nor any of the authors of this Report holds any share capital of the issuer.


Telstra
Telstra & Australian Governments' Small Business Awards

2005 Australian AMP Business Award Winner

Steffen Robertson and Kirsten (Australasia) Pty Ltd
Reg No ABN 56 074 271 720
Trading as SRK Consulting

Group Offices:
Africa
Asia
Australia
North America
South America
United Kingdom

Australian Offices:
Brisbane 61 7 3832 9999
Maitland 61 2 4934 6685
Perth 61 8 9288 2000

Scope of Work

The findings in this Report are based on information gathered prior to and during site inspections made to the mines and processing plants of the Company by SRK personnel and on information subsequently supplied to SRK through e-mail, facsimile messages, physical meetings or various telephone conversations. During site inspections, SRK personnel held detailed and open discussions with site personnel at each mine or processing plant. Visits were made to the operating mines, the CPP's and planning and administration offices.

SRK conducted investigations into and has reported upon various technical areas including geology and resource estimation, mining engineering and reserves estimation, coal processing, environmental and social aspects, statutory requirements including tenement boundaries, company management methods and structure, operating costs and capital investments.

In particular SRK inspected each of the mines and CPPs listed in the following table.

Operating Company and Mine	CPP
Shanxi China Coal Pingshuo Antaibao Coal Co Ltd	
Antaibao Open Pit	Antaibao
Shanxi Pingsuo Anjialing Surface Mine Co Ltd	
Anjialing Open Pit	Anjialing
Anjialing Underground	New Antaibao
	New Anjialing
Antaibao Underground	Muguajie
Pingshuo East Open Pit	—
Shanghai Datun Energy Resources Co Ltd	
Yaoqiao Underground	Datun
Xuzhuang Underground	
Longdong Underground	Longdong
Kongzhuang Underground	Kongzhuang
Huajin Coking Coal Co Ltd	
Shaqu Underground	Shaqu
Wangjialing Exploration Site	
Shanxi Nanliang Co Ltd	
Nanliang Underground	—
Independent China Coal CPPs	
Shuozhou China Coal Pingshuo Energy Co Ltd	Shuozhong
Datong Zhongxin Energy Co Ltd	Zhongxin
Datong China Coal Export Base Development Co Ltd	Dazhong

Resources and Reserves

Coal Resources

SRK's methodology for resource classification has been rigorous, particularly as it relates to both drill-hole spacing and to the treatment of drill-core recoveries. SRK has strictly applied the line spacing criteria as defined by the most recent People's Republic of China (PRC) regulations, resulting in the exclusion of all 'Category C' coal resource blocks from the resources calculation in accordance with the principles of the JORC Code.

Resource estimates are based on estimates that have been validated and authorized by China's leading authority for reporting Chinese resources, the Ministry of Land and Resources (MOLAR). Parameters used by MOLAR are consistent with Chinese standards and include coal seam core recovery >75% from boreholes and categorisation for resources based on the following borehole spacing criteria: Measured: 500 to 1,000metres distance, Indicated: 1,000metres to 2,000metres distance and Inferred: 2,000 to 4,000metres distance.

Coal Reserves

Mine plans reviewed by SRK were prepared on the basis of extraction of the entire resource at each site. Reserves have been estimated incorporating the following parameters:

- Mining recovery factors of 95% for open pit and 75% for underground mines have been applied to the entire resources estimate to estimate recoverable reserves
- A constant beneficiation yield specific to each coal preparation plant and mine site that includes wash plant yield, by-pass coal and rejects sold at a profit, has been applied to estimate marketable reserves for each mine.

Mine plans and supporting information supplied to SRK were used, in principle, to verify the feasibility of mining and recoveries. SRK can deduce from a review of reconciliation of the production records that the reserves estimates are a reasonable indication of future performance of the reserves.

Reporting Standard

The following Report has been prepared to the standard of, and is considered by SRK to be, a Technical Assessment Report under the guidelines of the Valmin Code. The Valmin Code is the code adopted by the Australasian Institute of Mining and Metallurgy (AusIMM) and the standard is binding upon all AusIMM members. It is SRK's opinion that the Report is prepared in accordance with international reporting standards for mineral resources and ore reserves.

In comparing China Coal's practices against international best practice, SRK has made comparisons in the Report which are qualitative in nature. In the case of quantitative comparison, sources of data are provided. This Report is not a Valuation Report and does not express an opinion as to the value of mineral assets. Aspects reviewed in this Report do include product prices, socio-political issues and environmental considerations, however SRK does not express an opinion regarding the specific value of the assets and tenements involved.

Consents

SRK consents to this Report being included, in full, in the China Coal prospectus, in the form and context in which the technical assessment is provided, and not for any other purpose. SRK provides this consent on the basis that the technical assessments expressed in the individual sections of this Report are considered with, and not independently of, the information set out in the complete Report and the Cover Letter.

Yours Sincerely

SRK Consulting

M J Warren, BSc (Mining Eng), MBA, MAusIMM, FAICD
Principal Consultant (Project Evaluations)

Table of Contents

1 Report Summary VI-10
1.1 Introduction VI-10
1.2 Mining Assets VI-13
1.3 Coal Processing Assets VI-15
1.4 Historical and Future Production VI-15
1.5 Capital Expenditure VI-18
1.6 Operating Costs VI-19
1.7 Organisational Structure and Workforce VI-20
1.8 Geology VI-22
1.9 Resources and Reserves VI-22
1.10 Occupational Health and Safety VI-25
1.11 Environmental VI-26
1.12 Infrastructure VI-26

2 Introduction and Scope of Report VI-27
2.1 Background VI-27
2.2 Methodology VI-28
2.3 Risk analysis VI-29
2.4 SRK Consulting VI-29

3 Pingshuo Coal Company VI-31
3.1 Introduction VI-31
3.2 Corporate Management Structure VI-31
3.3 Occupational Health and Safety VI-32
3.4 Environmental Assessment VI-33
3.5 Coal Processing and Transport VI-37
3.6 Long Term Plans VI-40
3.7 Antaibao Open Pit Mine VI-40
3.8 Anjialing Open Pit Mine VI-45
3.9 Anjialing Underground Mine VI-49
3.10 Antaibao Underground Mine VI-53
3.11 Pingshuo East (Donglutian Project — Pingshuodong Open Pit) VI-57

4 Shanghai Datun Energy Resources Co., Ltd. VI-60
4.1 Introduction VI-60
4.2 Corporate Management Structure VI-60
4.3 Occupational Health and Safety VI-61
4.4 Environmental Assessment VI-62
4.5 Coal Processing and Transport VI-66
4.6 Long Term Plans VI-69
4.7 Kongzhuang Underground Mine VI-69
4.8 Xuzhuang Underground Mine VI-74
4.9 Longdong Underground Mine VI-79
4.10 Yaoqiao Underground Mine VI-83

5 Huajin Coking Coal Co., Ltd. **VI-87**
5.1 Introduction VI-87
5.2 Corporate Management Structure VI-88
5.3 Occupational Health and Safety VI-88
5.4 Environmental Assessment VI-89
5.5 Coal processing and Transport VI-93
5.6 Long Term Plans VI-95
5.7 Shaqu Underground Mine VI-96
5.8 Wangjialing Underground Mine VI-101

6 Shanxi Nanliang Coal Co., Ltd. **VI-105**
6.1 Introduction VI-105
6.2 Corporate Management Structure VI-105
6.3 Occupational Health and Safety VI-106
6.4 Environmental Assessment VI-106
6.5 Long Term Plans VI-109
6.6 Nanliang Underground Mine VI-110

7 Independent China Coal CPPs **VI-114**
7.1 Coal Processing VI-114

Appendices **VI-118**
Appendix 1 — Mine Location Maps VI-119
Appendix 2 — Corporate Management Structures VI-124
Appendix 3 — Typical Coal Preparation Plant VI-129
Appendix 4 — Glossary of Terms VI-132

List of Tables

Table 1-1: Mining Assets — China Coal VI-13
Table 1-2: Mines under Construction — China Coal VI-14
Table 1-3: Coal Processing Plants — China Coal VI-15
Table 1-4: Historical and Future Production — China Coal VI-16
Table 1-5: Mining Quantities under current Licence and renewed Licence VI-17
Table 1-6: Capital Expenditure — China Coal VI-19
Table 1-7: Average Annual Mine Cash Costs — China Coal VI-19
Table 1-8: Workforce — China Coal VI-21
Table 1-9: Labour Productivity — China Coal VI-21
Table 1-10: SRK JORC Code Resource Categories VI-24
Table 1-11: SRK JORC Code Reserve Categories VI-25
Table 1-12: Safety Performance — China Coal VI-26
Table 3-1: Workforce Numbers — Pingshuo Coal VI-32
Table 3-2: Accident Statistics, 2003 to 2005 — Pingshuo Coal VI-32
Table 3-3: Mining Licence Details — Pingshuo Coal VI-33
Table 3-4: Coal Quality Parameters, Coal Processing Plants — Pingshuo Coal VI-38
Table 3-5: Quality Parameters, Muguajie Coal Processing Plant VI-39
Table 3-6: Coal Processing Plants Production History, 2003 to 30 June 2006 — Antaibao VI-40
Table 3-7: Coal Processing Plants Production History, 2003 to 30 June 2006 — Anjialing VI-40

Table 3-8: Coal Processing Plants Production History, Jan to June 2006 — Muguajie VI-40
Table 3-9: Stratigraphic Sequence — Antaibao and Anjialing............................... VI-41
Table 3-10: Open Pit Seam Statistics — Antaibao VI-41
Table 3-11: Typical Coal Quality — Antaibao Open Pit Seams VI-42
Table 3-12: Coal Resources — Antaibao Open Pit.. VI-43
Table 3-13: Coal Reserves — Antaibao Open Pit VI-43
Table 3-14: Mine Production History, 2003 to 30 June 2006 — Antaibao Open Pit VI-44
Table 3-15: Capital Expenditure — Antaibao Open Pit VI-45
Table 3-16: Average Annual Mine Cash Costs — Antiabao Open Pit......................... VI-45
Table 3-17: Seam Statistics — Anjialing Open Pit.. VI-46
Table 3-18: Typical Coal Quality — Anjialing Open Pit Seams VI-46
Table 3-19: Coal Resources — Anjialing Open Pit.. VI-47
Table 3-20: Coal Reserves — Anjialing Open Pit VI-47
Table 3-21: Mine Production History, 2003 to 30 June 2006 — Anjialing Open Pit VI-48
Table 3-22: Capital Expenditure — Anjialing Open Pit and underground VI-48
Table 3-23: Average Annual Mine Cash Costs — Anjialing Open Pit......................... VI-48
Table 3-24: Seam Statistics — Anjialing Underground Mine VI-49
Table 3-25: Typical Coal Quality — Anjialing Underground Seams VI-50
Table 3-26: Coal Resources — Anjialing Underground VI-50
Table 3-27: Coal Reserves — Anjialing Underground VI-51
Table 3-28: Mine Production History, 2003 to 30 June 2006 — Anjialing Underground.......... VI-51
Table 3-29: Capital Expenditure — Anjialing Underground VI-53
Table 3-30: Average Annual Mine Cash Costs — Anjialing Underground VI-53
Table 3-31: Seam Statistics — Antaibao Underground VI-54
Table 3-32: Typical Coal Quality — Antaibao Underground Seams VI-55
Table 3-33: Coal Resources — Antaibao Underground VI-56
Table 3-34: Coal Reserves — Antaibao Underground VI-56
Table 3-35: Capital Expenditure — Antaibao Underground VI-57
Table 3-36: Stratigraphic Sequence — Pingshuo East VI-58
Table 3-37: Seam Statistics — Pingshuo East.. VI-58
Table 3-38: Typical Coal Quality — Pingshuo East Seams.................................. VI-59
Table 3-39: Coal Resources — Pingshuo East... VI-59
Table 3-40: Coal Reserves — Pingshuo East VI-59
Table 3-41: Capital Expenditure — Pingshuo East VI-60
Table 4-1: Workforce Numbers — Datun Coal... VI-61
Table 4-2: Accident Statistics, 2003 to 2005 — Datun Coal VI-61
Table 4-3: Mining Licence Details — Datun Coal VI-63
Table 4-4: Quality Parameters — Datun CPP.. VI-67
Table 4-5: Quality Parameters — Longdong CPP.. VI-67
Table 4-6: Quality Parameters — Kongzhuang CPP VI-68
Table 4-7: Coal Processing Plants Production History, 2003 to 30 June 2006 — Datun VI-68
Table 4-8: Coal Processing Plants Production History, 2003 to 30 June 2006 — Longdong VI-69
Table 4-9: Coal Processing Plants Production History, 2003 to 30 June 2006 — Kongzhuang..... VI-69
Table 4-10: ROM Production Forecast per Mine — Datun Coal VI-69
Table 4-11: Stratigraphic Sequence — Kongzhuang.. VI-70

Table 4-12: Seam Statistics — Kongzhuang VI-71
Table 4-13: Typical Coal Quality — Kongzhuang Seams VI-71
Table 4-14: Coal Resources — Kongzhuang VI-72
Table 4-15: Coal Reserves — Kongzhuang VI-72
Table 4-16: Mine Production History, 2003 to 30 June 2006 — Kongzhuang VI-73
Table 4-17: Capital Expenditure — Kongzhuang VI-74
Table 4-18: Average Annual Mine Cash Costs — Kongzhuang VI-74
Table 4-19: Stratigraphic Sequence — Xuzhuang VI-75
Table 4-20: Seam Statistics — Xuzhuang VI-75
Table 4-21: Typical Coal Quality — Xuzhuang Seams VI-76
Table 4-22: Coal Resources — Xuzhuang VI-76
Table 4-23: Coal Reserves — Xuzhuang VI-76
Table 4-24: Mine Production History, 2003 to 30 June 2006 — Xuzhuang VI-77
Table 4-25: Capital Expenditure — Xuzhuang VI-78
Table 4-26: Average Annual Mine Cash Costs — Xuzhuang VI-79
Table 4-27: Stratigraphic Sequence — Longdong VI-79
Table 4-28: Seam Statistics — Longdong VI-80
Table 4-29: Typical Coal Quality — Longdong Seams VI-80
Table 4-30: Coal Resources — Longdong VI-81
Table 4-31: Coal Reserves — Longdong VI-81
Table 4-32: Mine Production History, 2003 to 30 June 2006 — Longdong VI-82
Table 4-33: Capital Expenditure — Longdong VI-83
Table 4-34: Average Annual Mine Cash Costs — Longdong VI-83
Table 4-35: Stratigraphic Sequence — Yaoqiao VI-83
Table 4-36: Seam Statistics — Yaoqiao VI-84
Table 4-37: Typical Coal Quality — Yaoqiao Seams VI-85
Table 4-38: Coal Resources — Yaoqiao VI-85
Table 4-39: Coal Reserves — Yaoqiao VI-85
Table 4-40: Mine Production History, 2003 to 30 June 2006 — Yaoqiao VI-86
Table 4-41: Capital Expenditure — Yaoqiao VI-87
Table 4-42: Average Annual Mine Cash Costs — Yaoqiao VI-87
Table 5-1: Workforce Numbers — Huajin Coal VI-88
Table 5-2: Accident Statistics, 2003 to 2005 — Huajin Coal VI-89
Table 5-3: Mining Licence Details — Huajin Coal VI-90
Table 5-4: New Plant Mass Balance — Shaqu CPP VI-94
Table 5-5: Quality Parameters — Shaqu CPP VI-95
Table 5-6: Coal Processing Plants Production History, 2003 to 30 June 2006 — Shaqu VI-95
Table 5-7: ROM Production Forecast — Shaqu VI-95
Table 5-8: Stratigraphic Sequence — Shaqu VI-96
Table 5-9: Seam Statistics — Shaqu VI-97
Table 5-10: Typical Coal Quality — Shaqu Seams VI-97
Table 5-11: Coal Resources — Shaqu VI-98
Table 5-12: Coal Reserves — Shaqu VI-98
Table 5-13: Mine Production History, 2003 to 30 June 2006 — Shaqu VI-99
Table 5-14: Capital Expenditure — Shaqu VI-101

Table 5-15: Average Annual Mine Cash Costs — Shaqu VI-101
Table 5-16: Stratigraphic Sequence — Wangjialing VI-102
Table 5-17: Seam Statistics — Wangjialing VI-102
Table 5-18: Typical Coal Quality — Wangjialing Seams VI-103
Table 5-19: Coal Resources — Wangjialing VI-103
Table 5-20: Coal Reserves — Wangjialing VI-104
Table 5-21: Capital Expenditure — Wangjialing VI-104
Table 6-1: Workforce Numbers — Nanliang Coal VI-105
Table 6-2: Accident Statistics, 2003 to 2005 — Nanliang Coal VI-106
Table 6-3: Mining Licence Details — Nanliang VI-107
Table 6-4: Stratigraphic Sequence — Nanliang VI-110
Table 6-5: Seam Statistics — Nanliang VI-111
Table 6-6: Typical Coal Quality — Nanliang Seams VI-111
Table 6-7: Coal Resources — Nanliang VI-112
Table 6-8: Coal Reserves — Nanliang VI-112
Table 6-9: Mine Production History, 2003 to 30 June 2006 — Nanliang VI-113
Table 6-10: Capital Expenditure — Nanliang VI-114
Table 6-11: Average Annual Mine Cash Costs — Nanliang VI-114
Table 7-1: Coal Quality Parameters — Independent China Coal CPPs VI-115
Table 7-2: Coal Processing Plant Production History, 2003 to 30 June 2006 — Shuozhong VI-115
Table 7-3: Coal Processing Plant Production History, 2003 to 30 June 2006 — Zhongxin VI-116
Table 7-4: Plant Mass Balance — Zhongxin VI-116
Table 7-5: Coal Processing Plants Production History, 2003 to 30 June 2006 — Dazhong VI-117

Disclaimer

The opinions expressed in this report have been based on information supplied to SRK Consulting China Ltd (SRK) by China Coal Energy Company Limited (China Coal). China Coal has represented to SRK that full disclosure has been made of all material information and that, to the best of its knowledge and understanding, such information is complete, accurate and true. SRK has no reason to doubt this representation. The opinions in this report are provided in response to a specific request from China Coal to do so. SRK has exercised all due care in reviewing the supplied information. Whilst SRK has compared key supplied data with expected values, the accuracy of the results and conclusions from the review are entirely reliant on the accuracy and completeness of the supplied data. SRK does not accept responsibility for any errors or omissions in the supplied information and does not accept any consequential liability arising from commercial decisions or actions resulting from them.

1 REPORT SUMMARY

1.1 Introduction

China Coal Energy Company Limited (China Coal) requested SRK Consulting China Ltd (SRK) to review the coal mining assets of China Coal to assist with a proposed restructuring and listing of the group. This Competent Persons Report has been prepared in conjunction with the listing of the group on the Stock Exchange of Hong Kong Limited (HKSE), in particular Chapter 18 of the Listing Rules.

Based on our inspection of China Coal's assets and operations, SRK believes China Coal is a well-managed, integrated business enterprise with an excellent portfolio of assets and industry-leading production and distribution capabilities. SRK believes China Coal is well positioned to compete effectively in both the domestic and international markets.

China Coal is one of the largest coal enterprises in China with coal production, sales and trading as their core business. It also has a diversified portfolio of other related operations to supplement its core coal operations. The principal products and services of China Coal include:

- Coal operations, which is the Company's core business and includes coal production, sales, trading and other services
- Coking operations, including the production and sale of coke and coal-based chemicals products
- Coal mining equipment manufacturing operations including coal mining equipment design, research and development, manufacturing and sales operations and after-sale services
- Coal mine design and other related businesses

The locations of China Coal's individual mines are shown in Appendix 1.

China Coal's coal assets are some of the largest and highest quality coal reserves in China with 3.5 Billion tonnes (Bt) of total proved and probable reserves on a 100 percent (%) ownership basis.

The group has:

- Thick seams of good quality coal with reasonable overburden ratios at each of the company's two open-pit mines, at Antaibao and Anjialing (two of China's larger surface mines)
- Varied geological conditions at its seven underground mines, which are supplemented by the use of technologies uniquely tailored to optimise production at each mine
- Coal preparation plants which include some best practice components allowing good product yields and high utilisation
- Contracted access to major rail lines and sea ports
- One of the largest and most experienced coal exporters in China
- A demonstrated commitment to safety and environmental protection

1.1.1 Overview of Findings

SRK's inspection of China Coal's operations revealed well managed and well maintained assets and a demonstrated commitment to providing a safe and efficient workplace at the company's mine sites. Management quality is demonstrated by the good safety record and strong commitment to methane gas management throughout underground operations. SRK also witnessed a strong environmental policy which is effectively implemented and monitored to world class standards.

Open Pit Mines

China Coal's large open-pit mines use modern, imported truck and shovel technology in seams as thick as 22 metres (m) and with strip ratios as low as 5 to 1. China Coal's open-pits are world class assets in terms of both total size and the scale at which the seams are being mined. China Coal operates its machinery efficiently and effectively, and is experimenting with additional improvements to increase efficiency further. China Coal's open cut mines have reasonably flat lying seams.

Underground Mines

China Coal's underground mines have seams which dip as steeply as 40 degrees, and use longwall retreat mining equipment in coal seams of between 1 m and 16 m thickness. The highly productive top caving method has been pioneered in three of the underground mines with thicker seams. This technique allows much improved panel recovery over previous techniques and provides significantly increased resource utilisation.

The Anjialing underground operation has implemented world class infrastructure to support advanced production technology. In particular modern transport facilities and road header technology with continuous haulage systems are utilised, representing leading edge technology for global coal development. Anjialing and Yaoqiao underground mines are highly productive compared to the average of Chinese underground mines. Nanliang mine is likely to become a similarly productive low cost mine following the introduction of longwall mining.

Coal Preparation Plants

The mines transport coal to coal preparation plants (CPPs) which process the coal to remove impurities. China Coal operated nine CPPs in 2004 producing approximately 42 Million tonnes (Mt) of marketable coal, 93% of which was thermal coal and 7% coking coal. During 2005, China Coal expanded existing CPPs, and constructed and commissioned four new CPPs, resulting in production of 44.2 Mt of marketable coal in 2005. China Coal is forecasting an increase in processed output to 52.4 Mt of marketable coal in 2006.

Resources and Reserves

China Coal's resources and reserves provide its mines with an average indicative mine life of 38 years. Two of the group's high production open-pit mines, Anjialing mine and the planned Pingshuo East mine have lives of 26 and 47 years respectively at the current forecast production rate. The resource and reserve estimates have high probability to extend significantly when the available inferred resources are converted to reserves following further in-fill drilling. The mines managed by China Coal have in excess of 4,000 Mt of coal in the inferred resource category which could be converted in this manner. China Coal manages mines which have coal seams of very high quality relative to international standards (due to low ash and low sulphur). The two large and efficient open-pit mines at Antaibao and Anjialing produced 33% and 30% respectively of China Coal's total production in 2005.

Safety

Safety statistics for China Coal's mines are superior to the local industry average. China Coal recorded four fatal accidents at its mines in 2005, and the ratio of fatalities per Mt of production in 2005 of 0.08 is comparable to the best safety performance in the Chinese coal mining industry.

Infrastructure

The mines operated by China Coal are well serviced by existing infrastructure and have reliable supplies of water and electricity, some of which is generated at on-site power stations.

Capital Expenditure

China Coal recorded capital expenditure of RMB1,503 Million (M) in 2004 and RMB1,581 M in 2005, mostly for mine and CPP expansions. Expansion of the Antaibao and Anjialing open-pit mines and the Anjialing underground mine in 2006, 2007 and 2008 is forecast to require capital expenditure for additional mining equipment and modifications to the mines. Construction of the Pingshuo East open-pit mine and the Wangjialing underground mine are scheduled to commence during 2006 and 2007 respectively, which results in a significant increase in total capital expenditure from 2007 onwards.

1.1.2 Overview of Operations

China Coal manages two large open-pit mines and seven underground mines in the Shanxi, Shaanxi and Jiangsu Provinces of China as shown in the following diagram. Location maps for individual mines are set out in Appendix 1.


80°
100°
120°
140°
RUSSIA
KAZAKHSTAN
MONGOLIA
40°
Pingshuo
Beijing
Nanliang
Shaqu
Liliu Mine Area
Datun
CHINA
INDIA
20°
0
500
1,000km
SCALE

Figure 1-1: Overall Location Map

These mines are conveniently situated with respect to the Chinese rail and port network, as well as key customers. The total managed run-of-mine (ROM) production from these mines for 2005 was approximately 50 Mt of high energy thermal and coking coal. In addition, China Coal has one large open-pit project which will commence with preliminary pre-stripping operations in 2006 and two new underground mines, one of which commenced construction during 2005 and the other planned to commence construction during 2007. The mines managed by China Coal are forecast to produce approximately 64 Mt of ROM coal in 2006. Production from these mines is forecast to increase to approximately 72 Million tonnes per annum (Mtpa) of ROM coal by 2007 and 90 Mtpa by 2008.

1.2 Mining Assets

The group's mining assets have the attributes and characteristics as shown in Table 1-1.

Table 1-1: Mining Assets — China Coal

Operating Company and Mine	Mining Method	Year of Initial Operation	Marketable Reserves[1] (Mt)	Date of MOLAR Reserves Estimate[2]	Product Coal Characteristics		
					Calorific Value (kcal/kg)	Sulphur (%)	Ash (%)
Pingshuo Coal Company[3]							
Antaibao	OP	1987	131	22 June 2005	5,000	1.00-1.70	15-38
Anjialing	OP	2001	572	5 July 2005	5,000	1.00-1.70	15-38
Anjialing	UG	2004	146	5 July 2005	5,000	1.00-1.70	15-38
Antaibao	UG	2008	380	24 Sep 2004	7,700	1.00-1.70	7-8
Pingshuo East[4]	OP	2007	818	28 April 2005	5,600 - 6,000	1.00-1.30	10-20
Shanghai Datun Energy Resources Co., Ltd.							
Yaoqiao	UG	1976	130	20 June 2005	5,500	0.75-0.78	8-10
Xuzhuang	UG	1979	40	15 June 2005	6,500	0.75-0.78	8-10
Longdong	UG	1987	21	15 June 2005	6,500	0.70-0.75	23
Kongzhuang	UG	1977	30	15 June 2005	6,560	0.57	11
Huajin Coking Coal Co., Ltd.							
Shaqu	UG	2004	379	15 June 2005	7,700	0.40-1.00	9-10
Wangjialing	UG	2009	305	11 Nov 2002	8,350	0.50	6.5-8
Shanxi Nanliang Coal Co., Ltd.							
Nanliang	UG	1998	51	26 May 1998	6,050	0.35	8-10
Total			3,003				

(1) Marketable Reserves are shown on a 100% basis at 30 June 2006. See Table 1-10 for Effective Equity Interest

(2) Date of certification by the Ministry of Land and Resources

(3) After this report was written China Coal informed SRK of a restructure in Pingshuo Coal Company (refer structure in Section 1.7)

— Antaibao OP Mine is now owned by Shanxi China Coal Pingshuo Antaibao Coal Co Ltd

— Anjialing OP and Anjialing UG Mines are now owned by Shanxi Pingshou Anjialing Surface Mine Co Ltd

— Antaibao UG Mine is now directly owned by China Coal

— Pingshuo East OP Mine is now directly owned by China Coal

— All of the above assets are collectively referred to in this report under "Pingshuo Coal Company"

(4) A Mining Right for the Pingshuo East OP is expected to be granted in March 2007

Amongst the mining assets listed in Table 1-1 are three which are currently being developed and which are forecast to materially increase China Coal's overall production as shown in Table 1-2.

Table 1-2: Mines under Construction — China Coal

Mine	Mining Method	Year of Construction Commencing	Year of Full Production	Production Rate at Full Scale (Mtpa)
Antaibao	UG	2005	2009	8.0
Pingshuo East[1]	OP	2006	2009	20.0
Wangjialing	UG	2007	2010	6.0

(1) A Mining Right for the Pingshuo East OP is expected to be granted in March 2007

Antaibao Underground Mine will utilise top coal caving methods to extract seams up to 16 m thick, and is expected to produce at a low unit cost similar to the Anjialing Underground Mine. Pingshuo East open-pit mine will extract the same seams and have similar strip ratios to both the Anjialing and Antaibao open-pit mines and is therefore expected to produce coal of similarly high quality and low cost. Wangjialing underground mine will utilise longwall methods of mining, and is planning to supply a new CPP and power station in the local area.

Among the mining assets owned and operated by China Coal, Antaibao mine and Anjialing mine are some of the larger open-pit coal mines in China and compare well with large international operations in physical size and output. The seam thickness at the Antaibao and Anjialing open-pit mines is a considerable advantage allowing efficient mining production and low operating costs.

Antaibao and Anjialing open-pit mines use modern shovel and truck mining equipment, imported from manufacturers including Caterpillar, Dresser and Komatsu. The large efficient open-pit mine at Anjialing and the planned mine at Pingshuo East have mine lives in excess of 40 years at the current forecast production rate.

1.3 Coal Processing Assets

China Coal uses dense-media cyclone (DMC) processing methods for over 90% of its coal output, which is the processing method used at best practise CPPs in the coal industry. Details of China Coal's CPPs are shown in Table 1-3.

Table 1-3: Coal Processing Plants — China Coal

Coal Process Plant (CPP)	Design Capacity (Mtpa)	Year of Initial Operation	Output in 2005 (Mt)	Forecast Output in 2006 (Mt)	Processing Method	Fine Coal Process	Coal Yield (%)[1]
Pingshuo Coal Company							
Antaibao	15.00[2]	1997	15.81	19.16[3]	DMC	Bypass	82
Anjialing	15.00[2]	2001	15.54	17.17[3]	DMC	Bypass	80
Muguajie	6.00	2006	—	0.57	DMC	Bypass	80[4]
New Antaibao	10.00	2006	—	3.79	DMC	Bypass	80[4]
New Anjialing	10.00	2006	—	3.30	DMC	Bypass	80[4]
Shanghai Datun Energy Resources Co., Ltd.							
Datun	1.80	1982	1.25	1.25	Jig	Flotation	68
Longdong	1.20	1993	1.25	0.21	Jig	Bypass	85
Kongzhuang	1.05	1991	0.85	0.92	DMC	Flotation	68
Huajin Coking Coal Co., Ltd.							
Shaqu	1.50	1996	0.95	1.57	Jig	Flotation	85
New Shaqu	3.00	2005			DMC	Flotation	85[4]
Independent China Coal CPPs							
Shuozhong	5.00	2004	2.51	1.85	Two stage DMC[5]	Spirals	75
Zhongxin	3.60	2002	2.71	1.01	DMC	Spirals	85
Dazhong	3.60	2001	3.31	1.60	DMC	Spirals	92
Total	76.75		44.18	52.40			

(1) Coal yield is for wash plant yield only

(2) China Coal reported upgrade of plants to 25 Mtpa

(3) China Coal reported coal feed from Anjialing UG sent to Antaibao and Anjialing CPPs from Jan 06 to Jun 06

(4) Design yield

(5) Two stage DMC involves the use of two cyclones in series which can produce two separate products

1.4 Historical and Future Production

China Coal is maintaining production at most mines and increasing coal production by developing new underground and open-pit mines, as shown in Table 1-4. Tonnes of coal planned to be mined under the current mining licences and the renewed mining licence are shown in Table 1-5.

Table 1-4: Historical and Future Production — China Coal

Operating Company and Mine	Mining Method	ROM Output (Mt)				Forecast ROM Output (Mt)			Indicative Mine life[1] (years)
		2003	2004	2005	2006H1	2006F	2007F	2008F	
Pingshuo Coal Company									
Antaibao	OP	13.61	14.78	16.44	9.41	19.00	20.00	23.00	6
Anjialing	OP	11.01	14.45	15.01	9.22	18.00	20.00	20.00	26
Anjialing[2]	UG	—	0.91	8.70	6.57	17.00[3]	15.00[4]	20.00	8
Antaibao	UG	—	—	—	—	—	—[5]	4.00	55
Pingshuo East[6]	OP	—	—	—	—	—	6.00	12.00	47
Shanghai Datun Energy Resources Co., Ltd.									
Longdong	UG	1.10	1.20	1.16	0.65	1.15	1.05	1.15	20
Yaoqiao	UG	3.51	3.41	3.40	1.93	3.40	3.40	3.40	47
Xuzhuang	UG	1.45	1.42	1.41	0.82	1.40	1.40	1.40	35
Kongzhuang	UG	1.20	1.15	1.15	0.64	1.05	1.15	1.15	28
Huajin Coking Coal Co., Ltd.									
Shaqu	UG	0.98	1.63	1.87	1.25	2.40	3.00	5.00	85
Wangjialing	UG	—	—	—	—	—	—	—	55
Shanxi Nanliang Coal Co., Ltd.									
Nanliang	UG	0.37	0.78	0.98	0.50	1.00	1.00	1.20	42
Total		33.23	39.73	50.12	30.99	64.40	72.00	92.30	

(1) Based on recoverable reserves and forecast production capacity

(2) Total production from No. 1 and No. 2 shaft

(3) China Coal expects 18 Mt for 2006 with 12.2 Mt actual reported up to Sept 2006 and new longwall face commencing in Aug 2006

(4) China Coal expects higher output (in excess of 17 Mt) — allowance in prediction for incline conveyor upgrades during July 2007

(5) China Coal planning to commence production during 2007 — see Section 3.10.1

(6) A Mining Right for the Pingshuo East OP is expected to be granted in March 2007

Table 1-5: Mining quantities under current licence and renewed licence

Mine	Recoverable Reserves (Mt)	Year licence needs renewal	Tonnes mined under current licence tenure (Mt)	Tonnes mined under renewed licence tenure (Mt)
Pingshuo Coal Company				
Antaibao Open Pit	151	2031	151	0
Anjialing Open Pit	656	2029	575	81
Anjialing Underground	168	2034	168	0
Antaibao Underground	436	2036	240	196
Pingshuo East Exploration Area(2)	939	—	—	—
Shanghai Datun Energy Resources Co., Ltd.				
Longdong	23	2029	23	0
Yaoqiao	161	2029	78	83
Xuzhuang	50	2029	32	18
Kongzhuang	33	2029	26	7
Huajin Coking Coal Co., Ltd.				
Shaqu	423	2031	125	298
Wangjialing	330	2031	150	180
Shanxi Nanliang Coal Co., Ltd.				
Nanliang	51	2019	16	35
Total	3,420		1,584	898

(1) Based on recoverable reserves and forecast production capacity

(2) A Mining Right for the Pingshuo East OP is expected to be granted in March 2007

China Coal's total historical ROM coal production has increased by 51% from 2003 to 2005. A further increase of approximately 80% is forecast by 2008, when production is projected to amount to approximately 90 Mtpa, as shown in the following graph (Figure 1-2).


100
90
80
70
60
50
40
30
20
10
0
2003
2004
2005
2006F
2007F
2008F

Figure 1-2: China Coal Historical and Forecast Production, 2003 to 2008

While China Coal operates both open-pit and underground mines, production has been dominated by highly productive, low cost open-pit mines using international brands of truck and shovel mining equipment. As shown in the following figure, forecast production over the period from 2005 to 2008 from open-pit mines varies between 57% and 64% and from 37% to 43% from underground mines.


Underground
Open-pit
Mtpa
100
90
80
70
60
50
40
30
20
10
0
37%
63%
43%
57%
36%
64%
40%
60%
2005
2006F
2007F
2008F

Figure 1-3: China Coal Production by Mining Method, 2005 to 2008

The ROM coal production in 2005 totalled 50.12 Mt with the contribution from each subsidiary company as shown in Figure 1-4 below.


2005 Production by Subsidiary Company
Nanliang, Mineral
0.98 Mt
2%
Huajin Coal, 1.87 Mt
4%
Shanghai Datun, 7.12 Mt
14%
Pingshuo, Coal
40.15 Mt
80%

Figure 1-4: China Coal 2005 Production by Subsidiary Company

1.5 Capital Expenditure

China Coal has made considerable investment in production capacity in recent years and plans to invest a further RMB2,840 M in 2006. Forecast capital investment in 2007 and 2008 is RMB5,994 M and RMB5,578 M respectively (Table 1-6) mainly due to increased capital investment for the construction of the Pingshuo East open-pit and Wangjialing underground mine.

Table 1-6: Capital Expenditure — China Coal

Operating Company and Mine	Mining Method	Capital Expenditure (RMB Million)					
		2003	2004	2005	2006	2007	2008
Pingshuo Coal Company							
Antaibao	OP	87	116	258	652	352	463
Anjialing	OP	539	953	838	353	315	463
Anjialing	UG				830	426	470
Antaibao	UG	—	68	228	298	390	29
Pingshuo East[1]	OP	—	—	—	200	2,447	2,224
Shanghai Datun Energy Resources Co., Ltd.							
Yaoqiao	UG	22	29	15	22	22	30
Xuzhuang	UG	33	32	15	17	17	40
Kongzhuang	UG	33	19	28	24	27	10
Longdong	UG	19	10	8	14	14	40
Huajin Coking Coal Co., Ltd.							
Shaqu[2]	UG	678	247	182	48	902	776
Wangjialing[2]	UG	—	—	—	182	1,070	1,023
Shanxi Nanliang Coal Co., Ltd.							
Nanliang	UG	24	29	9	200	12	10
Total Capital Investment		1,435	1,503	1,581	2,840	5,994	5,578

(1) A Mining Right for the Pingshuo East OP is expected to be granted in March 2007

(2) Capital Expenditure reflects 100% ownership — China Coal Ownership and Contribution 50%

1.6 Operating Costs

China Coal has provided mine production costs for all of its managed mines for the period 2003 to 2005. SRK has reviewed and accepted these costs as reflecting China Coal's mining operations. Cash production costs are directly associated with coal production (excluding CPPs) and includes but are not limited to, salaries and wages, consumables, electricity and water, maintenance, rehabilitation, materials, explosives and contract operations. China Coal's low-cost structure from a world industry perspective is driven by efficient coal production, especially from the Pingshuo highly productive open-pit mines and Anjialing Underground Mine, and attractive rates for materials and labour. Historic average annual mine cash costs are shown in Table 1-7.

Table 1-7: Average Annual Mine Cash Costs — China Coal

Operating Company and Mine	Mining Method	Cash Operating Cost (RMB/tonne)		
		2003	2004	2005
Pingshuo Coal Company				
Antaibao	OP	49.55	60.05	77.67
Anjialing	OP	29.90	39.33	56.29
Anjialing	UG	—	—	69.07
Shanghai Datun Energy Resources Co., Ltd.				
Yaoqiao	UG	93.60	135.95	151.44
Xuzhuang	UG	143.23	202.70	238.73
Longdong	UG	149.96	212.36	198.99
Kongzhuang	UG	163.78	230.26	273.65
Huajin Coking Coal Co., Ltd.				
Shaqu	UG	73.00	102.00	118.00
Shanxi Nanliang Coal Co., Ltd.				
Nanliang	UG	60.88	36.00	49.00

1.7 Organisational Structure and Workforce

The following chart summarises China Coal's organizational structure and the operating mines at each of the subsidiary companies. Diagrams of organizational structures of operating companies are shown in Appendix 2.


CHINA COAL
62.43%
Shanghai Datun Energy Resources Co. Ltd
Longdong Underground Mine
Yaoqiao Underground Mine
Xuzhong Underground Mine
Kongzhuang Underground Mine
100%
Shanxi China Coal Pingshuo Antaibao Coal Co Ltd
Antaibao Open Pit Mine
100%
Shanxi Pingshuo Anjialing Surface Mine Co Ltd
Anjialing Open Pit Mine
Angjialing Underground Mine
100%
Antaibao Underground Mine
100%
Pingshuo East Open Pit Mine
50%
Huajin Coking Coal Co Ltd
Shaqu Underground Mine
Wangjialing Exploration Site
55%
Shanxi Nanliang Coal Co Ltd
Nanliang Underground Mine
42%
Datong Zhongxin Energy Company
Zhongxin CPP
60%
Datong China Coal Export Base Development Co Ltd
Dazhong CPP
51%
Shuozhou China Coal Pingshuo Energy Co Ltd
Shuozhong CPP

The workforce employed at China Coal mines as of December 2005 is shown in Table 1-8. Employee numbers reflect the competitive salaries in China compared to most other coal producing countries.

Table 1-8: Workforce — China Coal

Operating Company	Mining Method	Production(1)	Management(2)	Other	Total Employees(3)
Pingshuo Coal Company					
Antaibao	OP	1,464			
Anjialing	OP	774			
Anjialing	UG	609			
Sub-total Pingshuo Coal		2,847	963	4,996	8,806
Shanghai Datun Energy Resources Co., Ltd.					
Yaoqiao	UG	2,833			
Xuzhuang	UG	2,117			
Kongzhuang	UG	2,090			
Longdong	UG	1,749			
Sub-total Datun Coal		8,789	11	766	9,566
Huajin Coking Coal Co., Ltd.					
Shaqu	UG	1,755	10	419	2,184
Shanxi Nanliang Coal Co., Ltd.					
Nanliang	UG	566	3	38	607
Total		13,957	987	6,219	21,163

(1) Production includes permanent and contractor employees involved in mining activities on surface and underground

(2) Management includes senior management only — excludes functional departments e.g. finance and accounting

(3) Employee numbers only include personnel involved with the mines — excludes coal processing plants, rail etc

Labour productivity figures at respective China Coal mines are based on employees and contractors working at the mine sites and involved in the mining process and are shown in Table 1-9.

Table 1-9: Labour Productivity — China Coal

Mine	Mining Method	2005 ROM Output (Mt)	Employees & Contractors(1)	2005 Productivity (ROM Tonnes per Employee-year)
Antaibao	OP	16.44	1,464	11,230
Anjialing	OP	15.01	774	19,393
Total Open Pit		31.45	2,238	14,053
Anjialing	UG	8.70	609	14,286
Yaoqiao	UG	3.40	2,833	1,200
Xuzhuang	UG	1.41	2,117	666
Kongzhuang	UG	1.15	2,090	550
Longdong	UG	1.16	1,749	663
Shaqu(2)	UG	1.87	1,755	1,066
Nanliang	UG	0.98	566	1,731
Total Underground		18.67	11,719	1,593
Total China Coal		50.12	13,957	3,591

(1) Based on workers in production roles only

(2) Shaqu mine not at full production during 2005

1.8 Geology

The geology and types of coal products vary across the mines operated by China Coal, from simple geology to complex and difficult geological conditions and from coking coal to thermal coal suitable for both domestic and export markets.

1.8.1 Pingshuo Coal

At Pingshuo Coal Company, there are two large scale open-pit mines successfully extracting three thick seams (from 2 to 22 m) at depths of up to 200 m. These coal seams are high energy thermal coals. The two basal seams have higher sulphur content and require blending with the upper seam to meet Chinese emission standards. The new Anjialing Underground Mine is performing well as the strata conditions are highly favourable for longwall extraction with the top coal caving method and methane gas levels are very low.

1.8.2 Datun Coal

Geological conditions at Shanghai Datun Energy Resources Co., Ltd. (Datun Coal) operations are quite complex causing difficult conditions for underground extraction of coal seams. Datun Coal has employed good mining strategies to successfully extract coal using mechanised longwall methods. It also uses modern three dimensional (3D) seismic surveys to detect the presence of faulting in the coal seams, allowing more efficient planning of mining. The top two seams are the thickest with best quality coal and are the current mining horizons. The area contains many minor faults which have minimal impact on current mining targets. The lower seam (#17 seam) has a higher sulphur content which will require blending with the upper seams. Datun Coal's products are suited to the domestic coking coal market.

1.8.3 Huajin Coal

Huajin Coking Coal Co., Ltd.'s (Huajin Coal) Shaqu underground mine has relatively high levels of methane gas however these are well managed with gas drainage systems and adequate ventilation. Shaqu mine has excellent geological conditions with good roof conditions and an absence of any imposing structural features. Shaqu mine produces a good domestic coking coal and a smaller quantity of export coking coal.

1.8.4 Nanliang Coal

The Nanliang mine of the Shanxi Nanliang Coal Co., Ltd. (Nanliang Coal) has excellent conditions for underground coal mining including a competent roof, little structural disturbance, no detectable methane gas and produces good quality thermal coal products.

1.9 Resources and Reserves

In order to provide an internationally recognised form of reporting resources and reserves, SRK has used the principles of the Joint Ore Reserves Committee (JORC) Code as guidelines. The methodology employed is set out in greater detail in Section 2.2 of this report.

China Coal has estimated Marketable Reserves of 3 Bt as at 30 June 2006 and 9.5 Bt of coal resources under management, representing a large and high quality resource base for future development. Almost half of this resource base is in measured and indicated categories, and converts to in-situ recoverable reserves of over 3.4 Bt of coal.

As a result of the rigourous methodology applied, the resources reported here are considered by SRK to be conservative relative to other interpretations of the People's Republic of China (PRC) standards, but are

also considered to be highly reliable and transparently verifiable by an independent auditor, thus providing much greater confidence in China Coal's resources.

It is highly probable that a large portion of the inferred resources could be converted to in-situ reserves upon further in-fill drilling. SRK has reached this view because particular assets in the inferred category have a high probability of regular (stable) geology and only reasonably varying quality parameters. These characteristics have been demonstrated, for example, at Shaqu mine.

China Coal is undertaking a resources conversion program well ahead of development and its policy of ongoing exploration is comparable to world best practice in coal asset development and exploration.

SRK is impressed with China Coal's current exploration program, as it includes the use of high technology 3D seismic surveys to map and predict structural and lithological variation ahead of drilling. These predictions allow for efficient utilisation of drilling funds by defining structural variability ahead of drilling.

Using the JORC Code principles as guidelines and incorporating parameters consistent with Chinese industry standards, SRK estimates China Coal's coal resources and reserves as at 30 June 2006 as indicated in Table 1-10 and Table 1-11.

Mining Rights

China Coal holds granted mining rights for each of the mines reviewed in the SRK report. The mining rights are for a defined mining area and for a defined time period. Within these parameters, and as long as China Coal continues to meet its other statutory requirements, the group will continue to enjoy the exclusive rights to mine and process coal from these tenements.

China Coal's mining rights have been renewed over the past six years and provide for mining to continue until approximately 2030 for most mines and until 2020 for the Nanliang mine. Details are provided in the relevant sections of this report.

On the basis of precedent, SRK has assumed that China Coal will be able to renew its mining rights for a further period, possibly 30 years, when the current mining rights are due for renewal.

Table 1-10: SRK JORC Code Resource Categories

Operating Company	Mine[1]	China Coal Effective Equity Interest (%)	Measured Resources (Mt)	Indicated Resources (Mt)	Inferred Resources (Mt)	Measured + Indicated Resources (Mt)	Total Resources (Mt)	Mineable Measured Resources (Mt)	Mineable Indicated Resources (Mt)
Pingshuo Coal Company									
	Antaibao OP	100	151	15	15	166	181	151	15
	Antaibao UG	100	366	295	345	661	1,006	366	295
	Anjialing OP	100	247	475	493	722	1,215	247	475
	Anjialing UG	100	231	24	30	255	285	231	24
	Pingshuo East OP[2]	100	374	659	816	1,033	1,849	374	659
Sub-total Pingshuo Coal			1,369	1,468	1,699	2,837	4,536	1,369	1,468
Shanghai Datun Energy Resources Co., Ltd.									
	Yaoqiao UG	62.43	163	44	174	207	381	163	44
	Xuzhuang UG	62.43	28	42	193	70	263	27	37
	Longdong UG	62.43	21	10	16	31	47	21	9
	Kongzhuang UG	62.43	20	24	97	44	141	20	22
Sub-total Datun Coal			232	120	480	352	832	231	112
Huajin Coking Coal Co., Ltd.									
	Shaqu UG	50	352	584	888	936	1,824	221	324
	Wangjialing UG	50	344	292	1,587	636	2,223	229	196
Sub-total Huajin Coal			696	876	2,475	1,572	4,047	450	520
Shanxi Nanliang Coal Co., Ltd.									
	Nanliang UG	55	35	30	9	65	74	35	30
Total			2,332	2,494	4,663	4,826	9,489	2,085	2,130

(1) The above table shows 100% of the resources at each mine managed by China Coal

(2) A Mining Right for the Pingshuo East OP is expected to be granted in March 2007

Table 1-11: SRK JORC Code Reserve Categories

Operating Company	Mine[(1)]	Mining Method	China Coal Effective Equity Interest (%)	Proved Reserves[(2)] (Mt)	Probable Reserves[(2)] (Mt)	Proved + Probable Reserves (Mt)	Recoverable Reserves[(3),(4)] (Mt)	Saleable Recovery[(5)] (%)	Marketable Reserves (Mt)
Pingshuo Coal Company									
	Antaibao	OP	100	143	14	158	151	87.0	131
	Antaibao	UG	100	275	221	496	436	87.0	380
	Anjialing	OP	100	235	451	686	656	87.1	572
	Anjialing	UG	100	173	18	191	168	87.0	146
	Pingshuo East[(6)]	OP	100	355	626	981	939	87.1	818
Sub-total				1,181	1,331	2,512	2,351		2,047
Shanghai Datun Energy Resources Co., Ltd.									
	Yaoqiao	UG	62.43	122	33	155	161	80.8	130
	Xuzhuang	UG	62.43	20	28	48	50	80.8	40
	Longdong	UG	62.43	16	7	23	23	91.0	21
	Kongzhuang	UG	62.43	15	17	32	33	92.9	30
Sub-total				173	84	257	266		221
Huajin Coking Coal Co., Ltd.									
	Shaqu	UG	50	166	243	409	423	89.7	379
	Wangjialing	UG	50	172	147	319	330	92.6	305
Sub-total				338	390	728	752		684
Shanxi Nanliang Coal Co., Ltd.									
	Nanliang	UG	55	28	23	51	51	100	51
Total				1,720	1,828	3,548	3,420		3,003

(1) The above table shows 100% of the reserves at each mine managed by China Coal

(2) Based on general mining practice, mining recovery for OP mines assumes at 95% and for UG mines at 75%

(3) Based on current mining practices at China Coal and SRK's general experience, mining loss assumed at 13% for OP mines and 6% for UG mines, except Antaibao UG and Anjialing UG assumed 20% and Nanliang assumed 5%

(4) Based on current mining practices at China coal and SRK's general experience, dilution assumed at 10% for all mines except Nanliang assumed dilution of 5%

(5) Includes wash plant yield, by-pass coal and rejects sold at a profit

(6) A Mining Right for the Pingshuo East OP is expected to be granted in March 2007

1.10 Occupational Health and Safety

At all China Coal mining sites, safety meetings are held at the beginning of each day with resources consistently applied in an attempt to achieve the best possible safety record. All sites appoint safety monitors from management and the workforce to inspect safety matters in the mines and implement changes to improve safety conditions and standards.

The mines conduct formal investigations after accidents or incidents to identify the root cause and to communicate and prevent the occurrence of similar incidents. Safety training at all mines is a formalised and scheduled process which includes both permanent and contract employees. In general, good performance was

reflected in safety statistics and some mines have been reporting zero minor or serious injuries for a number of consecutive years.

The safety performance reported for all operating companies between 2003 and 2005 is shown in Table 1-12.

Table 1-12: Safety Performance — China Coal

Operating Company	Number of Occurrences		
	2003	2004	2005
Pingshuo Coal Company			
Fatal(1)	0	6	1
Serious(2)	9	10	7
Minor(3)	18	20	15
Shanghai Datun Energy Resources Co., Ltd.			
Fatal(1)	4	0	3
Serious(2)	4	2	3
Minor(3)	0	15	0
Huajin Coking Coal Co., Ltd.			
Fatal(1)	0	0	0
Serious(2)	1	0	0
Minor(3)	1	3	0
Shanxi Nanliang Coal Co., Ltd.			
Fatal(1)	0	0	0
Serious(2)	0	0	0
Minor(3)	0	4	3

(1) Fatal: accident causing death (number indicates lives claimed)

(2) Serious: accident requiring hospitalisation and do not return to work for more than 24 hours (include fatal incidents)

(3) Minor: accident which does not require hospitalisation and the employee returns to work within 24 hours

1.11 Environmental

SRK found China Coal to be an environmentally pro-active and compliant company across the subsidiary companies assessed. SRK found no incidence of environmental breach and that China Coal's environmental compliance procedures either meet or exceed all requirements placed on the company at all statutory levels. At some sites the company's water recycling and treatment technologies are of world-class standard. Based on information provided by China Coal and inspection of the above listed sites, SRK concludes that it is unlikely that China Coal has any major environmental liability concerns.

1.12 Infrastructure

1.12.1 Water

With regard to water the mine sites are all self-sufficient, with supply from surface boreholes controlled by the respective mines. In all cases the supply of water is in excess of usage, and in most cases the boreholes also supply water to local villages and towns for domestic use. Water collected in the underground mines is generally pumped to the surface and treated for use as sewerage handling on the surface or recycled for underground use. In some cases the mines have an inflow of groundwater with infrastructure established to gather water for underground use or pumping water to the surface for alternative uses.

1.12.2 Electricity

Electricity supply to the mines is through the government-owned public grid except for the Kongzhuang, Yaoqiao and Longdong mines, which are supplied by two local power stations owned by Datun Coal. We understand the supply of power varies from reliable to extremely reliable. The power supply is in excess of the required usage for the mines except at Shaqu mine where power supply is insufficient during four months in spring and winter, causing longwall production to cease for between 5 and 10 days per month. Alternative power supply options are already under investigation with the low cost option of a local gas-fired power station being considered. The supply of methane to the power station is likely to be sourced from the underground network at Shaqu mine.

1.12.3 Ventilation and Dust Prevention

Most of the underground mines operated by China Coal use large ventilation shafts connected to the surface to supply fresh air to underground operations. In all cases ventilation quantities in the underground mines are in compliance with Chinese legislative requirements. Roof and sidewalls are sprayed and washed down with water on a periodic basis as required by Chinese regulation. Zero to very low levels of methane were reported or detected during underground visits, except for Shaqu mine which has been identified as a high methane level mine. This situation is being adequately managed by the use of gas drainage systems and adequate ventilation. Dust prevention measures are implemented and maintained at all the mines and personal protective equipment (PPE) is supplied to personnel when required by environmental conditions.

2 INTRODUCTION AND SCOPE OF REPORT

2.1 Background

2.1.1 Nature of the Brief

China Coal commissioned SRK to provide an independent Competent Persons Report on the assets of the company in connection with the proposed listing of the group on the HKSE. This report describes the mines and processing facilities managed by China Coal and reviews all technical aspects of these assets.

2.1.2 Purpose of the Report

The purpose of this report is to provide potential investors in the proposed China Coal Initial Public Offering (IPO) with an independent opinion of the condition, production capability and future prospects of the mines and processing facilities that are managed by the company.

This report is required to comply with the reporting standards under the listing rules of HKSE and may be included in China Coal's information circular to be prepared in conjunction with the proposed listing of the company. This report does not provide a valuation of the mineral assets or any comment on the fairness and reasonableness of any transactions related to the assets of the company.

2.1.3 Reporting Standard

This report has been prepared to the standard of, and is considered by SRK to be a Technical Assessment Report under the guidelines of the Valmin Code. The Valmin Code is the code adopted by the Australasian Institute of Mining and Metallurgy (AusIMM) and the standard is binding upon all AusIMM members. The Valmin Code incorporates the JORC Code (see www.jorc.org.au) for the reporting of Mineral Resources and Coal Reserves.

This report is not a valuation report and does not express an opinion as to the value of mineral assets. Aspects reviewed in this report do include product prices, socio-political issues and environmental considerations, however SRK does not express an opinion regarding the specific value of the assets and

tenements involved. SRK has estimated China Coal's resources using the principles of the JORC Code as guidelines and incorporating parameters consistent with Chinese standards.

2.2 Methodology

2.2.1 Resource Classification

SRK's methodology for resource classification has been rigorous, particularly as it relates to both drill-hole spacing and to the treatment of drill-core recoveries. SRK has strictly applied the line spacing criteria as defined by the most recent PRC regulations, resulting in the exclusion of all 'category C' coal resource blocks from the resources calculation in accordance with the principles of the JORC Code.

Resource estimates are based on estimates that have been validated and authorized by China's leading authority for reporting Chinese resources, the Ministry of Land and Resources (MOLAR). Parameters used by MOLAR are consistent with Chinese standards and include coal seam core recovery >75% from boreholes and categorisation for resources based on the following borehole spacing criteria:

- Measured: 500 to 1,000 m distance
- Indicated: 1,000 to 2,000 m distance
- Inferred: 2,000 to 4,000 m distance

As an example, SRK performed a comparison check using a computer model of a subset of the Antaibao data representing a third of the Antaibao mine area. It was established that the Chinese method of estimation was under-estimating the 'Resources' by 3%, an error well within the limits of the expected 'Measured Resource' estimation accuracy level. In applying additional factors to the conversion/classification of resources, SRK has reviewed the complexity of the geology and overall reconciliation of the operating mines as a guide to future performance of the resource.

2.2.2 Exploration Core Recovery

The JORC Code includes a guideline that exploration core recovery should be greater than 95% for the borehole to be included in 'Resources' calculations. SRK reviewed the core recovery of China Coal exploration boreholes providing an assessment of the quality of the resulting seam core recovery. SRK then assigned each category from the Chinese reserves estimates to equivalent resources categories. As recommended in the guidelines to the JORC Code, where core recovery was less than 95%, SRK assigned the Chinese estimates to a lower resources category.

2.2.3 Coal Resources

Data throughout this report and in the following tables show SRK's resources estimate on a mine site basis and indicate the resources estimate based on 100% ownership of each mine.

2.2.4 Coal Reserves

Mine plans and supporting information supplied to SRK were used, in principle, to verify the feasibility of mining and recoveries. SRK can deduce from a review of reconciliation of the production records that the reserves estimates are a reasonable indication of future performance of the reserves.

Mine plans reviewed by SRK were prepared on the basis of extraction of the entire resource at each site. Reserves have been estimated incorporating the following parameters:

- Mining recovery factors of 95% for open-pit and 75% for underground mines have been applied to the entire resources estimate to estimate recoverable reserves

- A constant beneficiation yield specific to each CPP and mine site that includes wash plant yield, by-pass coal and rejects sold at a profit, has been applied to estimate marketable reserves for each mine

2.2.5 Environmental

SRK completed an environmental assessment of all China Coal's mines. In addition to assessing the actual mine sites, relevant infrastructure associated with coal mining, handling, processing and transporting operations were inspected and reviewed.

2.2.6 Work Program

The SRK work program included the following items:

- Desktop review of data provided by the group and planning for site visits
- Travel to China to inspect assets and discuss technical aspects with the group staff.
- Compilation of a draft report
- Data analysis and completion of draft report
- Review of draft report by China Coal, its lawyers, accountant and advisers, who provided comments to SRK
- Report editing by SRK as required
- Finalisation of the report

SRK relied upon China Coal for the provision of production and cost data which was reviewed and analysed by SRK to confirm the reasonableness of the information.

2.3 Risk analysis

SRK has reviewed a range of risk issues at each mine and CPP operated by China Coal. SRK does not regard China Coal's mining operations to be high risk, inadequately managed or otherwise unduly susceptible to major events. There is no basis to predict or otherwise anticipate major operational shortfalls at any of China Coal's mining operations. China Coal's management is aware of potential risk issues and the sustained proactive safety and engineering controls are an essential component of operations management to minimise and manage risk. Within the context of event risks, it must be recognized that while such events are rare, there is no allowance in China Coal's plans and projections for major production shortfalls. China Coal's major mines are planned to operate at capacity, and in the unlikely case that a material failure occurs at one of China Coal's major mines, there is no excess production capacity available to offset the loss of production and associated revenue stream from the affected mine.

2.4 SRK Consulting

2.4.1 Statement of SRK Independence

Neither SRK nor any of the authors of this report have any material present or contingent interest in the outcome of this report, nor do they have any pecuniary or other interest that could be reasonably regarded as being capable of affecting their independence or that of SRK.

SRK has no prior association with China Coal in regard to the mineral assets that are the subject of this report. SRK has no beneficial interest in the outcome of the technical assessment being capable of affecting its independence.

SRK's fee for completing this report is based on its normal professional rates, plus reimbursement of incidental expenses. The payment of that professional fee is not contingent upon the outcome of the report.

2.4.2 Warranties

China Coal has represented to SRK that full disclosure has been made of all material information and that, to the best of its knowledge and understanding, such information is complete, accurate and true.

2.4.3 Indemnities

As recommended by the Valmin Code, China Coal has provided SRK with an indemnity under which SRK is to be compensated for any liability and/or any additional work or expenditure resulting from any additional work required:

- which results from SRK's reliance on inaccurate information provided by China Coal or relates to China Coal not providing material information, or
- which relates to any consequential extension workload through queries, questions or public hearings arising from this report.

2.4.4 Project Team

The SRK team has extensive experience in reviewing coal mines, coal processing plants, infrastructure and environmental aspects of coal operations. SRK team members who reviewed the operations of China Coal are:

Mr Mike Warren, Principal Consultant (Project Evaluations), BSc (Mining Eng), MBA, MAusIMM, FAICD, is a mining engineer with over 25 years experience. He specialises in open-pit and underground mining analysis, due diligence reports and mine valuations. Mr Warren is a JORC Code competent person.

Dr Yonglian Sun, Managing Director of SRK China, B Eng, PhD (Mining Eng), MIEAust, is a geotechnical engineer with over 16 years experience. He specialises in geotechnical investigation and design aspects of open-pit, underground mines, slope stability analysis, rock mechanics, and numerical modelling for open-pits, underground mining as well as civil tunnels, and assessment of geo-material properties.

Mr Pat Hanna, Principal Consultant (Coal Geology), BSc (Applied Geology), FAusIMM, CPGeo, has more than 25 years experience as a coal geologist in the areas of exploration and evaluation of coal mining projects in Australia, Indonesia and China. He contributed to the Guidelines on Black Coal Resource and Reserve Estimation sub-committee and as a Joint Ore Reserves Committee (JORC) member. Mr Hanna is a JORC Code competent person. China Coal can seek technical advice in relation to its exploration activities from Mr Hanna who is employed by SRK Australia which has an office located at Level 9, 300 Adelaide Street, Brisbane, 4000, Queensland, Australia.

Mr Jack Steenekamp, Principal Consultant (Coal Mining), B.Eng (Mining)(Hons), B.Eng (Mechanical), MBA, FAusIMM has over 15 years experience in the coal mining industry. He has managed major projects for the establishment of surface and underground infrastructure on underground coal mines, and has also led and been involved in various studies for the establishment of new infrastructure and mines. Mr Steenekamp is a JORC Code competent person.

Dr Stuart Winchester, Senior Consultant (GeoEnvironmental), MSc, PhD, has over nine years experience in environmental assessment and has expertise in mine site environmental management, environmental auditing, environmental monitoring and reporting, environmental site investigations and rehabilitation and acid mine drainage management.

Mr Peter Newling, Associate Principal Processing Engineer, BE (Chem. Eng) (Hons II), has over 30 years experience in the coal mining and steel making industries. He has supervised and managed a number of coal processing plants and inspected a wide range of Australian coal processing plants. Mr Newling also has experience in construction and commissioning of coal processing plants.

2.4.5 SRK Experience

SRK was formed over 30 years ago and is an independent consulting group which provides advice to the mining and finance industries on a wide range of geo-scientific disciplines including geology, geo-statistics, geotechnical engineering, hydro-geology, mining engineering and environmental engineering. SRK is wholly owned by its staff. The Group employs approximately 500 professionals internationally and has 25 permanently staffed offices in eight countries on six continents. In Australia SRK has approximately 70 staff in four offices in Perth, Sydney, Maitland and Brisbane.

SRK has provided Competent Persons Reports for the following companies:

Company	Year	Nature of transaction
Yanzhou Coal Limited	2000	Sale of Jining III coal mine by parent company to the operating company
Chalco (Aluminium Corporation of China)	2001	Listing on HKSE and New York Stock Exchange
Fujian Zijin Gold Mining Company	2004	Listing on HKSE
Lingbao Gold Limited	2005	Listing on HKSE
Yue Da Holdings Limited	2006	Acquisition of a shareholding in mines operated by Feilong Holdings Limited

3 PINGSHUO COAL COMPANY

3.1 Introduction

China Coal owns 100% of Pingshuo Coal Company which has three operating companies namely, Pingshuo No. 1 Coal Company, Pingshuo Anjialing OP Coal Company and Pingshuo East OP Mine. These companies own and operate the Antaibao open-pit mine and CPP, the Anjialing open-pit mine and CPP and the Anjialing Underground Mine and Muguajie CPP. The company is proposing to construct a new mine to the east of the existing mines (known as Pingshuo East or the Donglutian Project) and an underground mine (Antaibao underground) to the north of the current Antaibao open-pit mine. The company is actively seeking to expand existing mines and production facilities. Two new CPPs are in final stages of construction and another CPP is proposed to be constructed within the next two years to wash the coal produced at Pingshuo East mine.

In 2004 Pingshuo Coal mined 30.1 Mt of raw coal, purchased 9.1 Mt of raw coal and processed 35.3 Mt of coal to produce 29.7 Mt of product coal. Approximately one-third was exported via the port at Qinhuangdao and approximately two-thirds was sold to power generating stations on the east coast of China.

3.2 Corporate Management Structure

Pingshuo Coal uses a hierarchical management structure as shown in Appendix 2.

Workforce numbers for Pingshuo Coal are shown in Table 3-1.

Table 3-1: Workforce Numbers — Pingshuo Coal

Category	Employees
Production[1]	
Antaibao OP	1,464
Anjialing OP	774
Anjialing UG	609
Management[2]	963
Other[3]	4,996
Total	8,806

(1) Permanent and contractor employees involved in mining activities

(2) Senior management — excludes functional departments

(3) Only personnel involved with the mines — excludes Coal Handling Preparation Plants, rail etc

Salaries for junior staff are generally RMB1,500 per month, those for skilled underground miners are approximately RMB2,000 per month, and those for senior staff are as high as RMB8,000 per month.

3.3 Occupational Health and Safety

Pingshuo Coal has a senior manager who is responsible for safety and training. The mine uses a system of safety monitors appointed from management and staff as well as from underground workers at the mines. The company has an accident and injury reporting system which adheres to Chinese industry standards. The recent accident statistics for Pingshuo Coal are shown in Table 3-2. These figures include the Antaibao open-pit, Anjialing open-pit and Anjialing Underground Mines and the three CPPs. These figures relate to employees of the company and contractors working on the mine sites.

Table 3-2: Accident Statistics, 2003 to 2005 — Pingshuo Coal

Category	2003	2004	2005
Fatal[1]	0	6	1
Serious[2]	9	10	7
Minor[3]	18	20	15

(1) Accident causing death (number indicates lives claimed)

(2) Accident requiring hospitalisation and do not return to work for more than 24 hours (includes fatal incidents)

(3) Accident which does not require hospitalisation and employee returns to work within 24 hours

Three fatalities in 2004 occurred in the CPPs. No fatalities occurred in the open-pit mines, however three fatalities occurred to contractors during 2004 at the Anjialing Underground Mine. One fatality occurred at the Anjialing underground operation during 2005.

The safety statistics for Pingshuo Coal are superior to the average of the Chinese coal industry. The ratio of fatalities to Mt of production in 2005 was a relatively low 0.025. Formal investigations are conducted after an incident to establish the root cause and to formally communicate findings to employees and other mines (if relevant) at the start of shift safety meetings. This communication is delivered by the team leader to company employees.

The company provides a reward of RMB100 to workforce members who report safety hazards. Safety training is conducted annually and amounts to between 48, 60 and 120 hours/year depending on the position of the employee. Pingshuo Coal focuses on safety initiatives and procedures and provides induction and safety training for new employees and contractors.

3.4 Environmental Assessment

3.4.1 Introduction, Scope and Background

SRK conducted an environmental assessment of all Pingshuo Coal's mines including interviews with key environmental staff members of Pingshuo Coal, inspection of relevant environmental documentation and interpretation of responses to an environmental questionnaire provided by SRK.

This environmental assessment is reported entirely at corporate level. This approach was adopted as Pingshuo Coal maintains an environmental group within its technical division located at head office that oversees all operations. Pingshuo Coal's company-wide environmental management model has been developed to allow feedback from all three operational mines, with site-specific variations as required. Comments specific to a particular mine are detailed as appropriate throughout the text of this environmental assessment.

3.4.2 Corporate Environmental Awareness

Pingshuo Coal has ISO14001:1996 accreditation for its environmental management system at the Antaibao open-pit mine and for the management of its residential facilities and infrastructure in Pingshuo town proper. Antaibao open-pit mine is also accredited under ISO9001:2000 for quality system management. Pingshuo Coal has applied for both ISO14001:1996 and ISO9001:2000 accreditation for its Anjialing open-pit mine which was pending in 2005. Anjialing Underground Mine has only been producing coal since 2003 and as a result, Pingshuo Coal has not yet applied for either ISO14001:1996 or ISO9001:2000 but plans to do so in future years. The company has applied for OHSAS18000 safety accreditation for Antaibao and Anjialing open-pit mines, in addition to Anjialing Underground Mine. A decision on accreditation was still pending at the time of this report.

3.4.3 Mining Title and Royalty Payments

Pingshuo Coal is licenced to mine at Antaibao and Anjialing open-pit mines, and also at Anjialing Underground Mine. Pingshuo Coal currently holds an exploration licence for the proposed Pingshuo East open-pit mine, and has received official mining approval from MOLAR, and is currently awaiting receipt of its mining licence. Pingshuo Coal submitted a feasibility study to MOLAR in November 2004 to mine 8 Mtpa from the proposed Antaibao Underground Mine. MOLAR has issued an exclusive resource rights certificate to Pingshuo Coal for the area, and Pingshuo Coal has also received a mining licence for 6 Mtpa from MOLAR, dated 30 August 2006. Mining licence details are provided in Table 3-3.

Pingshuo Coal holds the surface rights on all mining sites, with the only options being held by the government. Pingshuo Coal is not permitted to divest mining licences to other commercial operations. Should Pingshuo Coal still have mineable coal reserves following expiration of the mining licences, the standard accepted procedure is to apply for a new or extended licence. All mining licences were issued by MOLAR.

Table 3-3: Mining Licence Details — Pingshuo Coal

Mine	Mining Licence No.	Mining Area (km^2)	Issue Date	Licence Tenure
Antaibao Open-Pit	1000000120004	24.0	Sept 2004	27 years
Anjialing Open-Pit	1000009940011	54.7	May 1999	30 years(1)
Anjialing Underground	1000009940027	10.7	July 2004	30 years(1)
Pingshuo East Exploration Area ...	1400000330067 (Exploration licence)(2)	48.7	May 2003	30 years (anticipated)(1)
Antaibao Underground	1000000610106	19.2	August 2006	30 years

(1) The maximum permissible mining tenure under the Mineral Resources Law (1996 as amended) is 30 years

(2) Pingshuo Coal has received MOLAR approval to mine an area of 48.7 km^2, and is presently awaiting a mining licence which is expected in March 2007

Pingshuo Coal pays mining royalties and taxes according to Chinese Mineral Resources Law.

3.4.4 Environmental Licensing, Compliance and Reporting

For all new projects in China, it is a statutory requirement that environmental considerations are factored into a detailed project feasibility study which is presented to the Environmental Protection Bureau of the respective province in which the operation is located (Shanxi in this instance). This environmental component is essentially akin to an environmental impact assessment report. The various operational environmental licences are then granted to the mining company based on the sustainability of the operation according to the environmental feasibility study, in addition to its ability to manage environmental obligations under the National Environment Protection Law (1989).

For Pingshuo Coal operations, operational licences were granted at provincial level for Antaibao open-pit and Anjialing underground and open-pit mines for boundary noise, gaseous emissions and water discharge. Pingshuo Coal maintains licences at individual mine levels from the local Shouzhou County Water Resource Management Commission for groundwater extraction. In 2005 Pingshuo Coal was in the process of applying to the local, provincial and state governments' Environmental Protection Bureaus for individual environmental emission and discharge licences (e.g. water, waste, gaseous emissions etc.) as a new licencing system is being implemented. The project feasibility study for the proposed Pingshuo East open-pit coal mine has been submitted for approval to the Shanxi Environmental Protection Bureau.

Each mine operated by Pingshuo Coal prepares an individual environment report to the Chinese (State) Environmental Protection Bureau, the Shanxi Environmental Protection Bureau and the local Shouzhou Environmental Protection Bureau twice yearly. The reports incorporate information regarding volumes of solid waste generated, noise data, wastewater data, gaseous emissions data, environmental budgets and completed rehabilitation. The reports are passed down from state to provincial regulators for approval, then to local county environmental regulators who conduct random inspections. Pingshuo Coal must, therefore, remain environmentally vigilant and be prepared for random checks, which are carried out by both provincial and local environment agencies several times a year to ensure compliance. In addition, Pingshuo Coal submits a twice-yearly summary environmental planning report to the State Environmental Protection Bureau.

SRK completed random inspections of the following environmental reports and found that all reported environmental data were within relevant guidelines and standards, including:

- Half-yearly Pingshuo Coal corporate summary environmental planning report to the State Environmental Protection Bureau (2004)
- Residential area waste water treatment plant proposed expansion report (2004)
- Application report for ISO14001:1996 compliance at Anjialing open-pit mine (2004)

To date, Pingshuo Coal has not been fined for any breach of environmental non-compliance.

3.4.5 Environmental Staff

Pingshuo Coal has two environmental professionals located in its corporate office, in addition to one environment manager located at Antaibao and another at Anjialing who look after both the underground and open-pit mines. In addition to these four environmental staff, there are up to approximately 30 additional technical and operational staff assisting with data capture and day-to-day environmental assistance across the

sites. Pingshuo Coal ensures that its environmental managers are suitably qualified. In addition to these staff, the waste water treatment plants owned and operated by Pingshuo Coal have a dedicated environmental staff member who oversees environmental issues.

3.4.6 Environmental Planning and Budgets

Pingshuo Coal is proactive in its environmental budgeting, having invested over RMB5.2 M towards mine site rehabilitation at both Antaibao and Anjialing open-pit mines for the year 2004 as reported in the Pingshuo Coal 2004 Annual Environmental Report. A similar amount was spent on noise, dust, water and emissions management equipment and monitoring across the company. A further RMB6.6 M was spent on improvements and upgrades to the Pingshuo 'life area' located in the town proper, which included landscaping, waste water management and heating. A further, RMB11.5 M has been allocated for environmental protection measures for the proposed Antaibao Underground Mine as stated in the 2004 feasibility study. Environmental planning at the mines comprises 10 year progressive rehabilitation and environmental management plans, which is in line with both Chinese and western standards.

3.4.7 Water Management

Pingshuo Coal has a strong company-wide emphasis on water conservation, as demonstrated by extensive on-site recycling. This policy extends across the mines, coal washing plants and waste water treatment plants (WWTP). These plants are all working towards a zero water discharge policy. The town's WWTP, which is operated by Pingshuo Coal, releases water that meets relevant criteria into the Qili River during the wet season.

Pingshuo Coal recently completed an upgrade of its water holding reservoir located between Antaibao and Anjialing open-pit mines. Pingshuo Coal has a recycled water policy with zero discharge during agricultural irrigation periods, and a 95% re-use criterium during non-irrigation periods. The 5% balance is discharged into Dashna Creek under licence. Any surplus run-off water is used for dust suppression on the mines, while treated sewage water is used for coal washing and on rehabilitated areas.

Supplementary water is sourced for the mines from 10 groundwater wells approved by local authorities and located at Liu Jiakou. The majority of this water is used for coal washing. Surface water is managed across the mine sites by a series of drains and sedimentation dams.

3.4.8 Waste Rock, Tailings and Rehabilitation Management

The Chinese mining industry is regulated by MOLAR under the Mineral Resources Law (1996 as amended). Under this law no rehabilitation bond or surety is required, however if mining activities result in damage to arable land, grassland or afforested areas, the mining operator must take appropriate measures to return the land to a suitable condition within a prescribed time frame. Any entity or individual that fails to fulfil its rehabilitation obligations may be fined and denied application for land use rights for new land. Government regulators routinely inspect the progress of rehabilitation in this regard.

Waste rock at both Antaibao and Anjialing open-pit mines is disposed of within the mine voids, though out-of-pit disposal was required during the initial mine development stages at both mines. The waste rock is a mixture of silicious sandstone, calcite and claystone. The claystone contains some visible pyrite, though as the waste is disposed of within the mine pits and subsequently buried, it is not considered to be a potential contamination issue as any sulphides will be stored in an anoxic environment. The minimal volumes of waste rock generated from Anjialing Underground Mine are disposed of in Anjialing open-pit mine. The same waste management and disposal policy is planned for Antaibao Underground Mine. SRK believes that these waste management policies are logical given the centralised location of the coal wash and power station

infrastructure relative to the mine sites. Any potential lack of space in the open-pits due to the 'bulking' of waste rock upon removal is compensated for by the additional space generated by coal extraction from the pits. Waste (or tailings) from the coal wash plants is either burnt in the on-site power station or disposed of in pit. Following completion of the new coal wash plants and upgrades to existing plants, 100% of coal wash rejects will be used as fuel in the power plant. Total solid waste volumes as reported in 2004 across all operations were approximately 5.6 Mt, of which over 99% was waste rock.

Both of the two out-of-pit waste rock dumps at Antaibao open-pit mine have been rehabilitated using a 1.5 m thick clay cap and revegetated using local species. The local clay soil used as a capping layer has a pH value of approximately 8, and therefore has a slightly neutralising effect on any acid generated as a result of oxidising sulphide minerals. Surface water on the dumps is redirected through a series of channels and sedimentation dams. Work is soon to begin on progressive rehabilitation of Anjialing open-pit waste rock dumps.

3.4.9 Dust Management

Dust is managed on-site at the open-pit mines by recycling surface run-off water. Antaibao open-pit has six operating water tankers while Anjialing has five. In addition, dust is suppressed at Anjialing Underground Mine through the use of water sprays attached to the longwall mining equipment. Dust is monitored monthly on the open-pit mine sites by automatic laser sampling methods in line with environmental compliance requirements. A computerised dust monitoring system is operational at Anjialing Underground Mine.

3.4.10 Social and Regulatory Relations

Following discussions with Pingshuo Coal representatives it appears that relations with both local residents and regulatory bodies are sound. Good relations with the local community are primarily due to Pingshuo Coal providing continued local job opportunities and employment for a large number of individuals, with positive flow-on effects on the local and regional economy in service industries. Residents directly affected by both underground and open-pit mining operations are compensated by Pingshuo Coal and relocated from the area as required under the Mineral Resources Law (1996).

In accordance with the legal requirements for rehabilitation of affected agricultural land and re-settlement and compensation of affected persons, Pingshuo Coal includes a budgetary allocation for such activities. One notable impact of Pingshuo Coal's mining activities is surface subsidence, which is the lowering of the land surface due to the extraction of subsurface coal, often with concomitant surface cracking. Pingshuo Coal has removed any such impacts on local landowners at Anjialing Underground Mine by purchasing the surface rights to the land. Pingshuo Coal plans to manage these impacts at the proposed Antaibao Underground Mine by relocating small villages and financially compensating any affected persons, plus financially compensating farmers whose land is affected by subsidence so that rehabilitation may be effected. The budgeted financial consideration will also be used to temporarily relocate any major infrastructure including roads and powerlines prior to sub-surface mining, as SRK observed almost 100% surface expression of the extracted coal seam height due to a combination of its relatively shallow sub-surface depth and the nature of the overlying stratigraphy. In addition, Pingshuo Coal plans to leave coal pillars below major settlements that are not relocated to avoid impacts from surface subsidence.

All indications are that relations with statutory bodies are sound. It should be noted that Pingshuo Coal has never been fined for any environmental mishaps. Pingshuo Coal possesses documentation from the local regulators supporting its environmental record. Further, rapid approval of proposed mining at Pingshuo East and Antaibao underground is testimony to the sound relationships with regulatory authorities.

3.4.11 Environmental Assessment Conclusion

Following interviews with key Pingshuo Coal environmental staff and inspection of environmental documentation and operational sites, it is apparent that Pingshuo Coal takes its environmental responsibilities very seriously. SRK found that Pingshuo Coal has a sound and proactive approach to its environmental responsibilities and is managing its operations in compliance with its environmental obligations. This opinion is supported by the fact that Pingshuo Coal has not been fined for any environmental incident to date across its operations. Specific focus is on water management and conservation, with several plans in place for increasing the use of recycled water.

3.5 Coal Processing and Transport

All coal produced by the Pingshuo Coal mines is washed before it is sold to customers. Two-thirds of the product is sold to power stations in the coastal areas of China, although the majority is handled through port facilities at Qinhuangdao before distribution to customers. The balance of the product is exported through the port. Pingshuo Coal purchases external coal to supply the demand of customers, with between 2.8 Mt and 7.4 Mt purchased per annum over the last four years.

The Materials Handling and Process Plant flowsheets are similar for all CPPs in the Pingshuo area and are applicable to the operating plants, i.e. Antaibao and Anjialing, and the newly constructed plants, i.e. Muguajie and the new Antaibao and Anjialing CPPs. A copy of a typical Materials Handling and Process Plant flowsheet is attached in Appendix 3. Operating plants at Antaibao and Anjialing and the Muguajie plant are all equipped with their own on-site magnetite mills.

Pingshuo Coal utilises the government rail network to rail its coal within the 750 kilometre (km) railway system which is capable of transporting 200 Mtpa. The company has a contractual agreement with Datong Rail for the use of its rail loop, and although this agreement lapsed on 31 July 2004, it remains in place unless further negotiations are called by either party. A separate fee is then paid for use of the government railway system which is controlled by the China National Railway Ministry.

3.5.1 Antaibao CPP

Materials Handling

Three hoppers each with a capacity of 1,800 tonnes per hour (tph) have been installed at the CPP. The feed passes to a single stage plant that can either by-pass ROM coal to product (1,600 tph maximum) to produce high ash power plant product or direct the coal to the CPP. Product bins are dedicated for 120,000 tonne (t) fine coal, 15,000 t low sulphur coal and 15,000 t high sulphur coal. A reject bin accepts the reject stream and no tailings are raised as all fines are included in the product.

Process Plant

The CPP consists of three identical modules each nominally 783 tph and operating to 800 tph. Each module consists of:

- Dense medium bath for 50 millimeter (mm) × 13 mm
- Dense medium cyclone for 13 mm × 0.5 mm
- Drying only for 0.5 mm × 0 mm

A workforce of 242 operates and maintains the Antaibao CPP.

Capital Works

Three new remote dump hoppers are being installed to reduce travel distance of the mine trucks. The raw coal from these hoppers is conveyed to a new ROM area that includes rill towers. The fines are dried in a two-stream drying plant, however this is being replaced by a four-unit hyperbaric filter installation which is in the commissioning phase. The purpose of this is to save power and decrease cost, however the fines product moisture will rise from 10% to 20%. As the fines are a small component of the total product, total product moisture will only increase by a small amount and should not affect the sales price.

Rejects and CPP Yield

Tailings are added into the product stream and the large reject returns to the open-pit. A yield of 75% to 80% is achieved from the CPP which is reasonable.

3.5.2 Anjialing CPP

The construction of this plant commenced in 1998. In 2005 it processed 15.54 Mt and operated at 65 t per man shift.

Materials Handling

Coal handling consists of two feed lines, each with a capacity of 2,500 tph and containing a primary and a secondary MMD crusher. Coal is dumped in two bins of 1,700 and 2,500 t capacity respectively and a rill tower. The dump hoppers are situated 2.2 km from the plant.

Process Plant

There are three, two-stage modules for production of high grade product and middlings and two single stage modules for domestic thermal coal production. A new line with a capacity of 1,300 tph has been added for plant bypass. Scheduled plant maintenance is carried out for 32 hours twice per month and modular maintenance is carried out for eight hours each week. Availability is reported to be above 90%.

The operational capacity of the plant is 2,400 tph and the total capacity including bypass amounts to approximately 17.5 Mtpa. Yield was reported as 75% to 80% and magnetite usage is 1.4 kilograms (kg) per ROM t.

A workforce of 161 operates the plant with an additional 100 people forming the maintenance pool. The plant is generally well-maintained and in very good order.

Quality

Coal quality as shown in Table 3-4 applies to both Anjialing and Antaibao, as both plants are on adjacent sites.

Table 3-4: Coal Quality Parameters, Coal Processing Plants — Pingshuo Coal

		Ash (%)	CV (kcal/kg)	Sulphur (%)	TM (%)
Feed	#4 Seam	37	—	0.6	—
	#9 Seam	28	—	2.0	—
	#11 Seam	37	—	2.0	—
Product	High Grade	15 to 38	—	1 to 1.7	<10
	Middlings	22 to 25	5,000	1 to 1.2	<7.5

3.5.3 Muguajie CPP

Muguajie CPP is a new plant which was commissioned during 2005.

Materials Handling

The plant has been provided with a large ROM area set up with two large rill towers, one for each seam. The product area has three similar rill towers and the stated capacity for each tower is 1 Mt. The Muguajie plant is very closely situated to a plant belonging to another company which will enable sharing of the train loading loop. Each plant will however be equipped with its own loading bin.

Process Plant

Two single stage modules process coal for domestic thermal markets with each module rated at 750 tph. The plant is set up for:

- Dense medium bath for 50 mm x 13 mm
- Dense medium cyclones for 13 mm x 0.5 mm
- Fines unwashed to product for 0.5 mm x 0 mm

Production is budgeted for 300 days/year and 14 hours/day. The plant has a budgeted design rate of 6 Mtpa but is expected to operate at 10 Mtpa. The two bath modules are set up opposing each other with one constructed from imported equipment and the other with locally manufactured equivalent.

The plant will operate with 57 operators and 100 maintenance personnel.

Coal Quality

Quality figures for the feed stream and the product at Muguajie plant are shown in Table 3-5.

Table 3-5: Quality Parameters, Muguajie Coal Processing Plant

		Ash (%)	Sulphur (%)	TM (%)
Feed	#4 Seam	33.5	0.51	6.0
	#9 Seam	27.0	1.20	6.0
Product		17.9	0.88	8.8

3.5.4 New CPPs for Antaibao and Anjialing Underground

Two new plants are in the final stages of construction in close vicinity to the two existing CPPs of the open-pit mines. Each plant is reported to have the same flow chart as Muguajie and has been designed with three modules for a capacity of 10 Mtpa each. These sites were inspected by SRK during May 2005, and at the time the plant at Anjialing was approximately 30% complete. The construction of the body of the plant was well underway, the thickener shell was complete and the conveyor transfer towers were in progress. The plant at Antaibao was approximately 15% built during the site visit, with the rill towers erected and the ground floor of the plant completed.

3.5.5 Coal Production History

The historical production for the Pingshuo Coal processing plants is shown in Table 3-6, Table 3-7 and Table 3-8.

Table 3-6: Coal Processing Plants Production History, 2003 to 30 June 2006 — Antaibao

		2003	2004	2005	30 June 2006
Washed Coal	Mt	7.97	8.68	8.89	5.17
Middlings	Mt	6.50	5.95	6.92	4.22
Raw Coal and Waste	Mt	0	0	0	3.11
Total	Mt	14.47	14.63	15.81	12.50

Table 3-7: Coal Processing Plants Production History, 2003 to 30 June 2006 — Anjialing

		2003	2004	2005	30 June 2006
Washed Coal	Mt	6.44	7.02	5.79	3.31
Middlings	Mt	4.83	8.05	9.75	5.54
Raw Coal and Waste	Mt	0	0	0	3.05
Total	Mt	11.27	15.07	15.54	11.90

Table 3-8: Coal Processing Plants Production History, Jan to June 2006 — Muguajie

		30 June 2006
Washed Coal	Mt	0
Middlings	Mt	0.57
Raw Coal and Waste	Mt	0.18
Total	Mt	0.75

3.6 Long Term Plans

Pingshuo Coal demonstrates a determined approach to expansion and production increase through the development of Pingshuo East open-pit and the Antaibao underground mine, as well as a significant production increase planned for the Anjialing underground mine. In the meantime, if there are good opportunities, China Coal proposes it will acquire mines in the Pingshuo area, to further increase their reserves and production.

3.7 Antaibao Open Pit Mine

3.7.1 Introduction

The Antaibao open-pit coal mine was established as a joint venture between China Coal and Island Creek Coal Company of the United States of America. Design work and construction was completed in 1986 and production commenced in 1987. Antaibao took 100% control when Island Creek Coal Company of the United States of America exited the joint venture. Antaibao uses mostly imported mining equipment and produced 14.8 Mt of raw coal during 2004 and 16.4 Mt in 2005. The coal preparation plant processed 15.8 Mt of product coal during 2005. Antaibao open-pit coal mine produces 100% thermal coal with a contracting company employed to conduct pre-stripping operations.

3.7.2 Geology and Mineral Resources

The topography consists of undulating hills with an elevation range from 1,200 to 1,500 m above sea level. The variation is primarily due to the large river systems that wind through the region.

The stratigraphy of the Pingshuo mines is outlined in Table 3-9.

Table 3-9: Stratigraphic Sequence — Antaibao and Anjialing

Stratigraphic Unit	Thickness Range (m)	Average Thickness (m)
Quaternary	0 to 63	25
Tertiary	0 to 59	23
Upper Permian	0 to 148	25
Upper Lower Permian	0 to 97	49
Lower Lower Permian (Shanxi Group)	11 to 98	60
Upper Carboniferous (Taiyuan Group)	57 to 105	79

The Quaternary material is usually unconsolidated and weathered soil, clays, sands and gravel deposited by recent river systems. The Tertiary material, although generally semi-consolidated sediments, has some hard bands of sandy siltstone interspersed throughout the sequence. The Tertiary sediments constitute the bulk of the overburden material and unconformably overlie the Permian sediments.

The #1 seam to the #3 seam belong to the Shanxi Group. Generally the #1 to the #3 seams are either too thin or not present due to being eroded away by the overlying Tertiary sediments. The #4 to the #11 seams are of the Taiyuan Group. Most of the seams are too thin or absent and are not recovered in the mining operations. Only the #4, the #9 and the #11 seams are mined. The #4 seam is often found directly below the unconformity between the Tertiary and Permian sediments. The overburden averages 100 m to the #4 seam, but due to topographic variation the #4 seam can be found as close as 40 m to the surface (see Table 3-10). The top 1 m of the #4 seam is weathered and a parting band at the base of this weathered zone is the marker for the top of the working section.

Table 3-10: Open-pit Seam Statistics — Antaibao

Seam	Thickness Range (m)	Average Thickness (m)	Average Interburden (m)
#4	8 to 14	10	100 (to surface)
#9	10 to 17	14	31
#11	3 to 6	4.5	15

The interburden between the #4 and the #9 seams ranges from 30 to 40 m and is generally comprised of sandstone with minor siltstone and claystone. These sediments are strong, requiring blasting prior to removal. Between the #9 and the #11 seams the interburden ranges from 10 to 20 m. The sediments between the #9 and the #11 seams are generally sandstones and siltstones. The siltstones display abundant pyrite on the bedding planes. As well, extremely hard ironstone nodules (up to 10 centimetres (cm) in diameter) are found to occur in the sandstone sediments which themselves are extremely hard due to silicification.

Structure

The Antaibao area is bound to the east and the west by major faults trending N20°E. Faults within the Antaibao area are small scale (less than 5 m throw), with normal faults trending N15°W, and have little or no affect on the mining recovery of the seams.

Antaibao has one main fold feature 475 m along an axis of N60°W, with dips of 3 to 4 degrees on the flanks of the fold. There is no evidence of igneous activity in the Antaibao coalfield.

Coal Quality

All coal mined at Antaibao produces thermal coal products, primarily for power station use. Although the majority of products are utilised in the domestic market, the lower ash products are generally sold on the export market.

All ROM coal is washed through a dense medium cyclone wash plant at the mine site (see Coal Processing section for more details). The typical quality parameters of each seam are summarised in Table 3-11.

Table 3-11: Typical Coal Quality — Antaibao Open Pit Seams

Seam	Inherent Moisture % (ad)	Raw Ash % (ad)	Washed Ash F1.60 % (ad)	Raw Sulphur % (ad)	Washed Sulphur % (ad)
#4	2.8	27.0	14.0	0.40	0.68
#9	2.1	25.0	13.0	1.50	2.18
#11	2.0	33.0	14.5	3.00	2.17

Resource Estimation

There have been three phases of drilling at Antaibao, each having different levels of reliability in terms of seam tonnage and coal quality.

In the 1960s drilling was performed by the Chinese Central Government using NQ-size (47.6 mm diameter) core drilling equipment. These boreholes were found to have a low core recovery rate (usually less than 90%) but are considered to be reasonably reliable in terms of coal thickness (due to the use of geophysical logs). In the resource estimation process, government boreholes were given a lower reliability rating in accordance with the Chinese Resource Estimation rules.

The second drilling program was conducted in the 1980s using a drilling rig imported from the United States of America. This rig provided PQ-size (85 mm diameter) and proved to be successful in attaining a coal seam recovery rate greater than 95% on average. If the core recovery was lower, the borehole was re-drilled.

The third drilling program commenced in the 1990s and continues on an ongoing basis. The drilling techniques of the 1980s program are the same as used in the third program. A geologist is in attendance at the drilling rig at all times to record chip samples and to determine coring intervals. Seams are sampled as one complete ply for analytical testing and average borehole spacing is 300 m.

Therefore, in terms of reliable data, the boreholes of the 1980s and 1990s (to current) are regarded as highly reliable data points for use in the estimation of coal resources.

The parameters used to estimate coal reserves for all the Pingshuo Coal mines are as follows:

- Minimum coal seam thickness of 1 m
- Maximum ash content of 40% (air dried)
- Maximum sulphur content of 3%
- Tonnage is calculated using coal density only and does not include partings (e.g. for the #11 seam, actual density ranges from 1.5 tonnes per cubic metre (t/m^3) to 1.7 t/m^3, but for resource calculations, a density of 1.42 t/m^3 is used)
- Partings greater than 5 mm within a coal seam have been excluded from the thickness used to estimate coal resources

- For areas where no coal was found or where coal is oxidised, the reserve estimate projects coal to half-way between drill holes
- For known faults with 10 m throw or greater, a zone of 50 m either side of the fault is down-graded to the next category

The coal resources for Antaibao mine are shown in Table 3-12 and were current as at 30 June 2006.

Table 3-12: Coal Resources — Antaibao Open Pit

Seam	Measured	Resources (Mt) Indicated	Inferred	Total Resources (Mt)	Mineable Resources (Mt)
#4	28	15	15	58	43
#9	93	0	0	93	93
#11	30	0	0	30	30
Total	**151**	**15**	**15**	**181**	**166**

3.7.3 Coal Reserves

SRK has applied a 95% mining recovery factor to the coal resources to allow for those resources which will not be accessible in a practical mine design, such areas as final batters and pit end-walls. Mining loss and mining dilution factors have also been applied to calculate recoverable reserves. A saleable recovery percentage was then applied to calculate marketable reserves. The resulting coal reserves are shown in Table 3-13.

Table 3-13: Coal Reserves — Antaibao Open Pit

Mining Recovery (%)	Proved Reserve (Mt)	Probable Reserve (Mt)	Proved + Probable Reserve (Mt)	Mining Loss (%)	Mining Dilution (%)	Recoverable Reserves (Mt)	Saleable Recovery (%)	Marketable Reserves (Mt)
95	143	14	158	13	10	151	87	131

3.7.4 Mining and Operations

The length of the Antaibao mining area is 4.9 km and the width 2.1 km with the depth of the pit varying between 180 and 240 m. The layout of the seams and open-pit mines is shown in Figure 3-1.


Surface
Overburden Mining Bench
100m
Overburden
Overburden replaced in mined area
Coal Mining Bench
8 - 14m
COAL SEAM
Parting 30 - 40m
10 - 17m
COAL SEAM
Parting 10 - 20m
3 - 6m
COAL SEAM

Figure 3-1: General Diagram of Antaibao and Anjialing Open Pit Coal Mines

Antaibao open-pit coal mine uses modern truck and shovel mining methods to remove waste and to mine coal from the #4, #9 and the #11 coal seams. In the pit, drilling is completed by 9 Ingersoll Rand mast drills which can drill the 15 m bench in one pass. Blasting is done using non-electric initiation and ammonium nitrate/fuel oil (ANFO) explosive. 13 P&H 2800XPB electric shovels load blast waste rock into a fleet of trucks of 150 t to 170 t capacity. The truck fleet is a mixture of Caterpillar 789, Dresser R190 and Komatsu 730E trucks. The total truck fleet consists of 125 trucks with 89 trucks in operation at the same time. The mining process at Antaibao mine is supported by 32 track dozers, 14 tyre dozers, 7 graders and 6 water trucks. The strip ratio in 2005 was 6.12 m^3 of waste to 1 t of in-situ coal (6.12:1). Coal is loaded into the truck fleet by 11 front-end loaders (FELs). The trucks transport the coal up the ramp to a dump hopper. The trucking distance is reduced by the dump hopper being located close to the top of the ramp.

Coal loss during mining is estimated by the company at 12.6% and dilution by waste rock is estimated at 10%. Historical production statistics are shown in Table 3-14.

Table 3-14: Mine Production History, 2003 to 30 June 2006 — Antaibao Open Pit

		2003	2004	2005	30 June 2006
Pre-strip	million m^3	13.23	33.55	29.25	11.75
Overburden and inter-burden removed	million m^3	74.33	60.64	71.42	43.97
Total Waste	million m^3	87.56	94.19	100.67	55.72
Strip Ratio	m^3/t	6.43	6.37	6.12	5.92
Total Raw Coal Mined	Mt	13.61	14.78	16.44	9.41

3.7.5 Infrastructure

Electrical power is supplied to Antaibao mine by a connection to the provincial government-owned grid. The 220 kilovolt (kV) supply is fed through the Pushang substation which is situated 13 km from the

mine site. The substation is equipped with a 240 megavolt-ampere (MVA) transformer and feeds the mine at 110 kV via overhead lines. The power supply is stepped down from 110 to 35 kV and subsequently to 6 kV for supply to the open-pit mines. The power supply to site is very reliable with minimum negative impact to the mining operation.

The water source for the Antaibao mine is a borefield at Liujiakou in which 10 bores have been drilled with a production capacity of 34 megalitres (Ml)/day. The borefield is 7 km from the mine and also supplies water to Anjialing open-pit and underground coal mines. Water for domestic use in town is supplied by separate boreholes. The mines are reported to have a usage of 19 Ml/day and 3 Ml/day is also supplied to external parties. At times, the usage can rise to near the capacity of the borefield, but storage facilities of 18 Ml are available on surface. A supplementary water supply is available from the nearby town of Gengzhuang but has not been required recently. Pingshuo Coal is considering construction of a dam on a local river as an alternative supply source for both mines. An application for government approval for this dam construction has been submitted.

3.7.6 Capital and Operating Costs

The historical and forecast capital expenditure for Antaibao open-pit mine is indicated in Table 3-15 and the average annual historical operating expenditure in Table 3-16. Although the cash operating cost has been increasing over the past three years, Antaibao open-pit achieved very competitive unit cost results with the high levels of production realised.

Table 3-15: Capital Expenditure — Antaibao Open Pit

	Mining	Capital Expenditure (RMB Million)					
Operating Company and Mine	Method	2003	2004	2005	2006	2007	2008
Pingshuo Coal Company							
Antaibao	OP	87	116	258	652	352	463

Table 3-16: Average Annual Mine Cash Costs — Antaibao Open Pit

	Mining	Cash Operating Cost (RMB/tonne)		
Operating Company and Mine	Method	2003	2004	2005
Pingshuo Coal Company				
Antaibao	OP	49.55	60.05	77.67

3.8 Anjialing Open Pit Mine

3.8.1 Introduction

Construction at the Anjialing open-pit mine started in May 1998 with production commencing in 2001. Conditions are very similar to Antaibao as the mines are located adjacent to one another and similar seams, i.e. #4 seam, #9 seam and #11 seam, are mined. The mine mainly uses imported equipment and has significantly increased production since 2002 to produce 14.5 Mt during 2004 and 15 Mt in 2005. The mine has adopted a staffing approach of employing young people and actively trains young graduates for the company. A contracting company is employed to conduct pre-stripping operations.

3.8.2 Geology and Mineral Resources

The topography consists of undulating hills with an elevation range from 1,160 to 1,410 m above sea level. The variation is primarily due to the large river systems that wind through the region.

The stratigraphy of Anjialing coal mine is outlined in Table 3-17. The Quaternary and Tertiary material is similar to that at Antaibao. The seams mined in Anjialing are the same as those mined at Antaibao, with the addition of #7 seam which is found in mineable localities. There is less weathering of the top of the #4 seam in Anjialing than in Antaibao.

Table 3-17: Seam Statistics — Anjialing Open Pit

Seam	Thickness Range (m)	Average Thickness (m)	Average Interburden (m)
#4	0.8 to 18.9	9.45	100 (to surface)
#7	0.0 to 2.39	0.59	19
#9	8.2 to 22.4	14.4	11
#11	2.1 to 9.8	4.2	15

The interburden between the #4 and the #9 seams ranges from 30 to 40 m and generally comprises sandstone with minor siltstone and claystone. These sediments are fresh and competent, requiring blasting prior to removal.

The #7 seam occurs sporadically throughout the Anjialing lease, and will be mined in areas where it is thicker than 0.3 m and economically viable.

Between the #9 and the #11 seams the interburden ranges from 10 to 20 m. Sediments between the #9 and the #11 seams are generally sandstones and siltstones. The siltstones display abundant pyrite on the bedding planes. As well, extremely hard ironstone nodules (up to 10 cm in diameter) are found to occur in the sandstone sediments which themselves are extremely hard due to silicification.

Structure

Anjialing geology is more structurally complex than that of Antaibao. At Anjialing, a series of synclines and anticlines cross the area. A major syncline/anticline feature strikes ENE and stretches some 6 km in length, with dips between 5 and 9 degrees. Smaller synclines are oriented NS and EW.

A series of reverse and normal faults are generally found striking in a NNE or NE direction. These faults have significant vertical displacements ranging from 10 to 125 m. These faults will modify the shape and economics of the open-pit design, but will not significantly affect the overall reserves of the mine. There is no evidence of igneous activity in Anjialing coalfield.

Coal Quality

As in Antaibao, all the coal mined at Anjialing produces thermal coal products.

All the ROM coal is washed through a dense medium cyclone wash plant at the mine site (see Coal Processing section for more details). The typical quality parameters of each seam are summarised in Table 3-18.

Table 3-18: Typical Coal Quality — Anjialing Open Pit Seams

Seam	Inherent Moisture % (ad)	Raw Ash % (ad)	Washed Ash % (ad)	Raw Sulphur % (ad)	Washed Sulphur % (ad)
#4	2.8	27.0	17.0	0.61	0.68
#7	2.3	24.7	16.0	3.11	2.30
#9	2.1	22.4	15.0	2.19	2.18
#11	2.0	29.8	18.0	2.75	2.17

Resource Estimation

As Anjialing commenced construction in 1998, the drilling program was executed as recently as the 1990s using a drilling rig imported from the United States of America. Consequently, all boreholes have a high level of reliability due to the excellent core recovery achieved.

The coal resources for Anjialing mine are shown in Table 3-19 and were current as at 30 June 2006.

Table 3-19: Coal Resources — Anjialing Open Pit

Seam	Measured	Resources (Mt) Indicated	Inferred	Total Resources (Mt)	Mineable Resources (Mt)
#4	51	184	147	382	235
#7	3	15	25	43	18
#9	144	206.	263	613	350
#11	49	70	58	177	119
Total	247	475	493	1,215	722

3.8.3 Coal Reserves

Similar recovery factors, mining dilution factors and mining losses to Antaibao as indicated in Section 3.7.3 were applied to determine the coal reserves for Anjialing. The resulting figures are shown in Table 3-20.

Table 3-20: Coal Reserves — Anjialing Open Pit

Mining Recovery (%)	Proved Reserve (Mt)	Probable Reserve (Mt)	Proved + Probable Reserve (Mt)	Mining Loss (%)	Mining Dilution (%)	Recoverable Reserves (Mt)	Saleable Recovery (%)	Marketable Reserves (Mt)
95	235	451	686	13	10	656	87.1	572

3.8.4 Mining and Operations

The Anjialing mining operation covers an area of 48 km^2 with the pit bottom in 2005 being mined to a length of 900 m. The layout of the seams and open-pit mines is shown in Figure 3-1. Anjialing coal mine uses standard truck and shovel mining methods. Pre-stripping is completed by a local contractor using a fleet of 5 m^3 FELs and 25 t capacity trucks. In the pit, drilling is completed by 10 Ingersoll Rand mast drills which can drill the 15 m bench in one pass. Blasting is done using non-electric initiation and ANFO explosive. Seven P&H 2800XPB electric shovels load blasted waste rock into a fleet of trucks of 150 to 170 t capacity.

The fleet of 49 trucks is a mixture of Caterpillar 789C, Dresser Haulpack and Komatsu 730E trucks. Anjialing open-pit also operates 13 track dozers, 4 tyre dozers, 5 water trucks and 8 graders. The strip ratio in 2005 was 4.6 m^3 waste to 1 t of in-situ coal (4.6:1). Coal is loaded by two FELs. The trucks transport the coal up the ramp to a dump hopper. The trucking distance is reduced by the dump hopper being located close to the top of the ramp.

Historical production statistics are shown in Table 3-21 below.

Table 3-21: Mine Production History, 2003 to 30 June 2006 — Anjialing Open Pit

		2003	2004	2005	30 June 2006
Pre-strip	million m^3	14.96	25.29	20.14	21.72
Overburden and inter-burden removed	million m^3	36.29	45.13	48.90	21.05
Total Waste	million m^3	51.25	70.42	69.04	42.77
Strip Ratio	m^3/t	4.65	4.81	4.60	4.64
Total Raw Coal Mined	Mt	11.01	14.45	15.01	9.22

3.8.5 Infrastructure

Electrical power is provided to Anjialing mine from the same grid supplying Antaibao open-pit mine with similar reliability. Due to the large demand from electric shovels, electric drills, the CPP and the worksite, Pingshuo Coal receives preferential supply reliability from the provincial suppliers.

The water source for the Anjialing mine is the same borefield which supplies Antaibao coal mine. To conserve water supplies, Anjialing has constructed a dam on the mine site to retain some flood waters during the wet months of June to August every year.

3.8.6 Capital and Operating Costs

Historical capital expenditure for Anjialing open-pit has been reported as a combined number with Anjialing Underground Mine as indicated in Table 3-22. Planned capital expenditure until 2008 has been indicated separately. Similar to Antaibao open-pit mine, cash operating cost has increased since 2003, but Anjialing open-pit has historically achieved very competitive unit cost results as indicated in Table 3-23.

Table 3-22: Capital Expenditure — Anjialing Open Pit and Underground

		Capital Expenditure (RMB Million)					
Operating Company and Mine	Mining Method	2003	2004	2005	2006	2007	2008
Pingshuo Coal Company							
Anjialing	OP	539	953	838	353	315	463
Anjialing	UG				830	426	470

Table 3-23: Average Annual Mine Cash Costs — Anjialing Open Pit

		Cash Operating Cost (RMB/tonne)		
Operating Company and Mine	Mining Method	2003	2004	2005
Pingshuo Coal Company				
Anjialing	OP	29.90	39.33	56.29

3.9 Anjialing Underground Mine

3.9.1 Introduction

The Anjialing Underground Mine is an extension of the Anjialing open-pit operation to curb the higher strip ratios in this part of the coal reserve. Construction commenced in 2003 and the mine produced 8.7 Mt during 2005. The underground mine consists of two shaft systems (No. 1 and No. 2 shaft), which are totally independent of each other for ventilation, coal conveyance and man and material transport and access purposes. Each shaft is equipped with a longwall mining system cutting at 3.2 m, while both utilise the top coal caving method of heights up to 10 m.

The design capacity of the mine incorporating both shaft systems and including upgrades to infrastructure and expansion to production equipment, has been estimated at 20 Mtpa through a feasibility study completed by the Design Institute in October 2005. Pingshuo Coal plans to invest RMB1,726 M from 2006 to 2008 as sustaining capital and to implement two additional longwall systems and upgrade current infrastructure to increase production from the two shafts to a combined 20 Mtpa during 2008. Mining is currently done in the #4 and the #9 seam at No. 1 shaft and in the #9 seam at No. 2 shaft.

3.9.2 Geology and Mineral Resources

The topography consists of undulating hills and is similar to that of Anjialing.

The stratigraphy of Anjialing Underground coal mines is outlined in Table 3-24. The Quaternary and Tertiary material is similar to that at Anjialing open-pit mine. The seams mined in Anjialing Underground are the $\#4^1$, the $\#4^2$, the #9 and the #11 seams. The #4 seam has split into the $\#4^1$ and the $\#4^2$ seams in Anjialing underground. There is little or no weathering of the top of the $\#4^1$ seam in Anjialing underground.

Table 3-24: Seam Statistics — Anjialing Underground Mine

Seam	Thickness Range (m)	Average Thickness (m)	Average Interburden (m)
$\#4^1$	4.6 to 14.4	7.3	100 (to surface)
$\#4^2$	0.9 to 4.8	3.1	1
#9	9.9 to 16.5	13.8	45
#11	0.4 to 7.7	3.7	15

The interburden between the $\#4^1$ and the $\#4^2$ seams ranges from 0.5 to 2 m and generally comprises siltstone and claystone.

Between the $\#4^2$ and the #9 seams the interburden ranges from 40 to 50 m, generally consisting of sandstones and siltstones. It is considered that this interval is adequately thick and competent to allow for the subsequent extraction of the #9 seam.

Between the #9 and the #11 seams the interburden ranges from 10 to 20 m. The sediments between the #9 and the #11 seams are generally sandstones and siltstones which are quite strong due to the siliceous cement. It is considered that this interval is also adequately competent to allow for the subsequent extraction of the #11 seam.

Structure

Anjialing underground geology is not as structurally complex as that of Anjialing open-pit. At Anjialing underground, one major syncline crosses the area striking N50°E and stretching for some 6.75 km in length, with dips from 5 to 12 degrees.

Two major faults have been delineated at this stage from exploration drilling. Fault F25 is a normal fault striking N20°E, stretching for 1.5 km in length and with vertical displacements ranging from 40 m to 60 m. Fault F30 is also a normal fault striking N45°W, stretching for 1.1 km in length and with a vertical displacement of 20 m. F30 will only affect Anjialing underground over a 95 m interval. There is no evidence of igneous activity in Anjialing underground coalfield.

Coal Quality

As in Anjialing open-pit, all the coal mined at Anjialing underground produces thermal coal products.

All the ROM coal is washed through a dense medium cyclone wash plant at the mine site (see Coal Processing section for more details). The typical quality parameters of each seam are summarised in Table 3-25. Coal quality at Anjialing underground is very similar to that of Anjialing open-pit.

Table 3-25: Typical Coal Quality — Anjialing Underground Seams

Seam	Inherent Moisture % (ad)	Raw Ash % (ad)	Washed Ash F1.60 % (ad)	Raw Sulphur % (ad)	Washed Sulphur % (ad)
#4^1	2.8	27.0	17.0	0.61	0.55
#4^2	2.8	37.0	20.0	0.61	—
#9	2.1	22.4	15.0	2.19	1.70
#11	2.0	29.8	18.0	2.75	2.00

Gas

Methane gas concentration levels have not been measured in the #9 and #11 seams, however gas monitoring in the #4^1 seam indicates low levels (0.01 to 0.03%) of methane, which is expected to be the general case for the rest of the #4^1 and #4^2 seams.

Resource Estimation

As Anjialing underground is a relatively new project, the drilling program was executed as recently as the 1990s using a drilling rig imported from the United States of America. Consequently, all boreholes have a high level of reliability due to the excellent core recovery achieved.

The coal resources for Anjialing Underground Mine are shown in Table 3-26 and were current as at 30 June 2006.

Table 3-26: Coal Resources — Anjialing Underground

		Resources (Mt)		Total	Mineable
Seam	Measured	Indicated	Inferred	Resources (Mt)	Resources (Mt)
#4^1	80	0	7	87	80
#4^2	0	24	1	25	24
#9	127	0	15	142	127
#11	24	0	7	31	24
Total	231	24	30	285	255

3.9.3 Coal Reserves

SRK has applied a 75% mining recovery factor to the coal resources to allow for those resources which will not be accessible in a practical mine design. This has been assumed to allow for areas which will not be mineable or fully extractable, such as faults and intrusions, gateroads, main development entries etc.

A recovery factor of 80% has been applied as a mining loss based on the practical experience gained with the top coal caving method applied to mining heights in excess of 10 m during the last year, and mining dilution factors have also been applied to calculate recoverable reserves. A saleable recovery percentage was then applied to calculate marketable reserves. The resulting coal reserves are shown in Table 3-27.

Table 3-27: Coal Reserves — Anjialing Underground

Mining Recovery (%)	Proved Reserve (Mt)	Probable Reserve (Mt)	Proved + Probable Reserve (Mt)	Mining Loss (%)	Mining Dilution (%)	Recoverable Reserves (Mt)	Saleable Recovery (%)	Marketable Reserves (Mt)
75	173	18	191	20	10	168	87	146

3.9.4 Mining and Operations

Anjialing Underground Mine utilises the longwall mining method of extraction with top coal caving behind the hydraulic shields. Coal is extracted at 3.2 m height with the shearer, and coal left in the roof up to a thickness of 10 m cave in when the shields are advanced. This coal is transported with a separate armoured face conveyor (AFC) installed behind the shields, and conveyed through a crusher before the coal is loaded onto a conveyor for transport to surface.

The longwall system at No. 1 shaft commenced production during 2004 and produced 913,000 t combined with development production. The longwall system at No. 2 shaft was commissioned during May 2005, with a combined production of 8.7 Mt achieved between the two systems during 2005 as indicated in Table 3-28. Planned maintenance in the mining panels is scheduled every morning from 08:00am to 12:00pm. All longwall mining equipment has been manufactured and supplied locally in China, except for internationally supplied high-pressure pumps and switchgear. The shearer models are MGTY400/930-3.3D with 800 t, ZFS8000/23/37 shields installed along the mining faces. Pingshuo Coal has planned for additional capital expenditure of RMB360 M during 2006 to install two additional longwall systems and ancillary equipment at each shaft respectively to achieve the increased production capacity of 20 Mtpa in 2008. The implementation of the second longwall system at No. 1 shaft occurred in August 2006 and the additional system at No. 2 shaft is planned to occur during early 2007.

Table 3-28: Mine Production History, 2003 to 30 June 2006 — Anjialing Underground

	2003	2004	2005	30 June 2006
Total Output (Mtpa)	—	0.91	8.70	6.57
Development (m)	—	—	23,867	15,885

Development in the mine is done by a combination of fully mechanised mining systems and blasting operations. The mechanised development panels are equipped with Chinese supplied S-150 roadheaders and the panels utilise continuous haulage for conveyance and hand bolting practices for roof support. Primary development of roadways is conducted with blasting methods.

The longwall faces are approximately 240 m wide and up to 3 km long. The life of mine extends to the western part of the reserve block and longwall panels in this area have been designed up to 6 km long.

Ground conditions are generally good except for localised areas where faults and intrusions occur in the coal seam. Standard bolting patterns require the installation of anchor and cable bolts with mesh as required for specific conditions and steel arches are utilised at spacings of between 0.3 and 2.7 m when required. Standard bolting requirements were displayed in the development panel during SRK's site visit.

No stonedusting practices are employed at the mine. Sidewalls and roof are washed down periodically with water according to the requirements of Chinese legislative requirements. Water barriers are in use as required by local legislation.

Ventilation quantities are generally lower than international standards but comply with local requirements. The quantity reported for the longwall panel is 25 cubic metres per second (m^3/sec) and for the development panel 5 m^3/sec. Low methane levels were reported and detected underground. In-time methane monitoring is available on the surface in a centralised control room and equipment underground is interlocked to trip power when methane levels exceed 1% concentration. Heat is generated during winter months and pumped into the mine to curb the extremely cold conditions experienced during winter.

Dust measurements are taken twice per month and are kept in compliance with legislation. No excessive dust levels were obvious underground during SRK's site visit.

Anjialing Underground Mine utilises modern methods of transportation which allow for lower installation and maintenance cost with flexibility to adapt to production and operational requirements. Coal is transported from the panels to surface by rubber belt conveyor systems and personnel and material are transported by diesel rubber-tyred equipment. Diesel equipment utilised underground complies with statutory flameproof requirements.

3.9.5 Infrastructure

The underground mine is equipped with six shafts. No. 1 shaft system has two incline shafts, one for coal conveyance by conveyor belt to surface and one for men and material transport. The third shaft is vertical for ventilation extraction from the mining area. No. 2 shaft is also equipped with three shafts, with all three constructed as incline shafts.

Capital of RMB2.6 M has been provided during 2006 for additional stockholding of conveyor equipment and parts to ensure minimum impact on the increased production capacity due to possible delays on the coal conveyor systems. China Coal acknowledges the importance of high capacity and reliable incline conveyor systems to convey the coal from underground to surface, and distribute the coal to the various coal handling stations on surface. Therefore, additional capital expenditure of RMB73.4 M(RMB25.6 M for No. 1 shaft and RMB47.8 M for No. 2 shaft) has been provided during 2007 to increase the belt widths at both incline shafts to 2.0m and increase conveyance capacity to approximately 6,000 tph each. Both conveyor systems will be equipped with variable frequency 'soft start' drive systems and the capital provision includes upgrading and replacement of the conveyor drives and control systems as required. The replacement and upgrade plan allows six months for placement of orders and delivery to site, with one month allocated per shaft system to remove the existing conveyor system and replace with the upgraded system. China Coal has reported that it is in the process of planning an increase in production levels during the remaining 11 months of 2007 to ensure minimum negative impact on forecast production levels for the year.

The feasibility study indicated that the current ventilation capacity at No. 2 shaft will require doubling to provide for the ventilation requirements with an increased production capacity of 10 Mtpa. It has been established that this will be achievable by adjusting blade angles on the surface fan, however Pingshuo Coal additionally provided for capital investment in 2007 to the value of RMB1.8 M to install a higher capacity ventilation system and ensure a more reliable system with redundancy.

As reported, the water supply network for the underground mine is similar to the open-pit mines'. Water is recycled for underground use through a surface dam. The approval for the expansion of the water supply network will also serve the underground mine.

The current power supply system has been reliable after a few minor problems were rectified during 2004. The same power supply network for the open-pit mines is used for the underground mine and reports on reliability are consistent with feedback from the open-pit operations. Power is supplied via the two surface substations and supplied to the underground mine at 35 kV. Four lines supply the underground network and the feeds are transformed to 10 kV through two underground 1,250 kVA transformers and distributed to the underground workings. The installed capacity of the supply network currently exceeds the maximum usage of the mine. Pingshuo Coal has provided for additional capital expenditure of RMB25 M during 2006 to upgrade the current distribution system to allow for the increased capacity envisaged for the mine in future.

Capital and Operating Costs

Capital and operating costs for Anjialing Underground Mine are shown in Table 3-29 and Table 3-30. Anjialing Underground Mine commenced operations in 2004, with 2005 the first year to measure and report representative unit operating costs. Production figures increased sharply from 2004 resulting in a very competitive cost result for an underground operation as indicated for 2005. Capital expenditure has been planned separately from Anjialing open-pit mine from 2006 onwards, and an increased expenditure has been allowed for 2006 to fund the upgrading of equipment and infrastructure to increase the production capacity of the mine.

Table 3-29: Capital Expenditure — Anjialing Underground

<table>
<tr><th></th><th></th><th colspan="6">Capital Expenditure (RMB Million)</th></tr>
<tr><th>Operating Company and Mine</th><th>Mining Method</th><th>2003</th><th>2004</th><th>2005</th><th>2006</th><th>2007</th><th>2008</th></tr>
<tr><td>Pingshuo Coal Company</td><td></td><td></td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td>Anjialing</td><td>OP</td><td rowspan="2">539</td><td rowspan="2">953</td><td rowspan="2">838</td><td>353</td><td>315</td><td>463</td></tr>
<tr><td>Anjialing</td><td>UG</td><td>830</td><td>426</td><td>470</td></tr>
</table>

Table 3-30: Average Annual Mine Cash Costs — Anjialing Underground

Operating Company and Mine	Mining Method	Cash Operating Cost (RMB/tonne) 2003	2004	2005
Pingshuo Coal Company				
Anjialing	UG	—	—	69.07

3.10 Antaibao Underground Mine

3.10.1 Introduction

Pingshuo Coal commenced the establishment of an underground mine to the north of the current Antaibao open-pit mine during 2005. Two of the three shaft systems have been developed to the coal seam and the auxiliary shaft construction has commenced but has been awaiting the anticipated government approval for a mining licence by October 2006 before completion. A mining licence has subsequently been received, dated 30 August 2006.

A feasibility study was completed by the Design Institute in November 2004 to establish an underground operation with an annual capacity of 8 Mt. A schedule of implementation and commissioning

indicates the commencement of one longwall operation 14 months after government approval has been received, with a second longwall unit commencing production 12 months later.

The feasibility study provides for the extraction of the total seam with top coal caving methods similar to the highly successful method applied at the adjacent and operating Anjialing Underground Mine.

As the mining licence for Antaibao underground has been issued earlier as anticipated on 30 August 2006, China Coal management has indicated that all available resources will be applied to further improve on the construction and implementation schedule of the longwalls, and commence production within a reduced timeline compared to that indicated in the feasibility study. It has also been indicated that plans are being developed to implement the two longwall systems simultaneously to reach maximum production levels in the shortest possible time period.

Total project value has been estimated at RMB1.013 Billion with RMB296 M expended up to the end of 2005.

3.10.2 Geology and Mineral Resources

The topography consists of undulating hills and broad valleys and is similar to that of Antaibao open-pit mine.

The stratigraphy of Antaibao underground coal mine is outlined in Table 3-31. The Quaternary and Tertiary material is similar to that at Antaibao open-pit mine. The seams mined in Antaibao underground are the #4 and the #9, while it is planned to mine the #11 seam in the future. There appears to be a washout zone in the #11 seam in the northern part of the area where the seam thins to 0.35 m. Coal less than 0.7 m in this area has been excluded from the resource, however China Coal plans to utilise ploughs or similar technology to mine the thinner areas of the #11 seam between 0.7 and 1.5 m thickness. There is some weathering of the top of the #4 seam in Antaibao underground and these weathered areas have been defined by the borehole data and excluded from the resource estimation.

Table 3-31: Seam Statistics — Antaibao Underground

Seam	Thickness Range (m)	Average Thickness (m)	Average Interburden (m)
#4	5.1 to 15.9	10.5	120 (to surface)
#9	6.7 to 18.6	12.8	40
#11	0.95 to 6.5	2.9	15

The interburden between the #4 and the #9 seams averages 38m to 40m and generally consists of sandstones and siltstones. It is considered that this interval is adequately thick and competent to allow for the subsequent extraction of the #9 seam.

Between the #9 and the #11 seams the interburden ranges from 10m to 20m. The sediments between the #9 and the #11 seams are generally sandstones and siltstones which are quite strong due to the siliceous cement. It is considered that this interval is also adequately competent to allow for the subsequent extraction of the #11 seam.

Seams #6, #8 and #10 have some areas of potential resources, however they are generally thin seams (about 1m thick), have limited aerial extent and have limited borehole data available. Therefore, these three seams have been excluded from the resource estimation for the Antaibao Underground Mine.

Structure

From the current borehole data and resultant structural contour plans of each seam roof, it is deduced that Antaibao underground geology is not structurally complex. The seams are generally flat with the average dip of 5 degrees near the subcrop and less than 2 degrees further down dip. At Antaibao underground, one major fault near the southern boundary of the project area trends East-West and stretches for some 5 km in length. Resources for the project have excluded coal south of the fault.

Minor faults have been delineated but their location and displacement have yet to be accurately defined. These minor faults are expected to have little impact on the mining operations.

Coal Quality

As in Antaibao open-pit, all the coal mined at Antaibao underground will produce thermal coal products.

All the ROM coal will be washed through a heavy-dense medium cyclone wash plant at the mine site (see Coal Processing section for more details). The typical quality parameters of each seam are summarised in Table 3-32. The coal quality at Antaibao underground is very similar to that of Antaibao open-pit.

Table 3-32: Typical Coal Quality — Antaibao Underground Seams

Seam	Inherent Moisture % (ad)	Raw Ash % (ad)	Washed Ash % (ad)	Raw Sulphur % (ad)	Washed Sulphur (ad)
#4	2.0	28.0	8.1	0.42	0.48
#9	2.2	20.7	7.1	2.46	1.05
#11	2.5	23.9	—	2.02	1.27

Gas

Gas samples have been taken for seams #4 and #9 from the boreholes drilled in the Antaibao underground area. All tests indicate very minor volumes of gas (generally less than 1 m^3/tonne) and minor methane content (<5%). No results were available for the #11 seam at the time of writing to assess the concentration of gas in this seam.

Methane gas monitoring in the #4 and #9 seams indicates low levels (0.01 to 0.03%) of methane, which is expected to be the general case for the rest of the resource for these seams.

Resource Estimation

Two phases of drilling were completed in the Antaibao underground mining area. Most of the boreholes were drilled in the 1980s, and subsequently 12 boreholes were completed in 2005. The quality of the results is similar in both programs. Generally the core recovery was less than 90%.

The parameters used to estimate the coal reserves are as follows:

- Minimum coal seam thickness of 0.7 m
- Maximum ash content of 40% (air dried)
- Maximum sulphur content of 3%
- Tonnage is calculated using coal density only and does not include partings (e.g. for the #11 seam, actual density ranges from 1.5 to 1.7 t/m^3, but for resource calculations, a density of 1.42 t/m^3 is used)

- Partings greater than 5 mm within a coal seam have been excluded from the thickness used to estimate the coal resources
- For areas where no coal was found or where coal is oxidised, the reserve estimate projects coal to half-way between drill holes
- For known faults with 10 m throw or greater, a zone of 50 m either side of the fault is down-graded to the next category

A MOLAR approved resources report was completed in 2006 for the northern half of Antaibao underground. However, as the report for the other half of the deposit was not finalised at the time of writing this report, resource estimates are conservatively based on the MOLAR approved report dated 2004.

The coal resources for the Antaibao underground coal mine are shown in Table 3-33 and were current as at 30 June 2006.

Table 3-33: Coal Resources — Antaibao Underground

	Resources (Mt)			Total	Mineable
Seam	Measured	Indicated	Inferred	Resources (Mt)	Resources (Mt)
#4	94	96	115	305	190
#9	231	143	170	544	374
#11	41	56	60	157	97
Total	366	295	345	1,006	661

3.10.3 Coal Reserves

SRK has applied a 75% mining recovery factor to the coal resources to allow for those resources which will not be accessible in a practical mine design. This has been assumed to allow for areas which will not be mineable or fully extractable, such as faults and intrusions, gateroads, main development entries etc. A recovery factor of 80% has been applied as a mining loss based on the practical experience gained with the top coal caving method applied to mining heights in excess of 10 m at Anjialing underground during the last year, and mining dilution factors have also been applied to calculate recoverable reserves. A saleable recovery percentage was then applied to calculate marketable reserves. The resulting coal reserves are shown in Table 3-34.

Table 3-34: Coal Reserves — Antaibao Underground

Mining Recovery (%)	Proved Reserve (Mt)	Probable Reserve (Mt)	Proved + Probable Reserve (Mt)	Mining Loss (%)	Mining Dilution (%)	Recoverable Reserves (Mt)	Saleable Recovery (%)	Marketable Reserves (Mt)
75	275	221	496	20	10	436	87	380

3.10.4 Mining and Operations

According to the feasibility study, longwall production is planned to commence 14 months after government approval for a mining licence has been received. Construction of the shaft systems commenced during the first half of 2005 and orders have already been placed for three roadheader machines to enable development activities to commence immediately after approval has been received.

Mining will commence in the #9 seam and the mining schedule indicates the commissioning of a second longwall system a year later in the #4 seam. A feasibility study was completed in November 2004 to

this effect, forecasting the mine to reach 8 Mtpa at full production levels. The longwall systems will be set up to cut at 3.2 m high with the rest of the coal seam to be extracted with the top coal caving method.

It has been budgeted to implement similar modern transport arrangements with rubber-tyred vehicles to those successfully implemented at Anjialing Underground Mine.

3.10.5 Infrastructure and Coal Processing

Three shaft systems are planned for Antaibao Underground Mine. All three shafts are incline shafts, with the following levels of development advance completed in June 2006.

- Main shaft for coal conveyance at 14 degrees — reached the #9 seam with a length of 487 m
- Auxiliary shaft for transport of men and material at 5.5 degrees — developed 240 m and awaiting government approval. Total shaft length to the #9 seam is planned at 1,300 m
- Ventilation shaft at 20 degrees — length of 359 m and intersected the #9 and the #11 seam

The main shaft reaches the surface within the confines of the Muguajie CPP providing for limited overland conveyance of the ROM coal to the wash plant for processing.

3.10.6 Capital Costs

The forecast capital for the Antaibao Underground Mine are shown in Table 3-35. Capital expenditure is predicted to increase further during 2006 and peak at almost RMB400 M in 2007 with the installation of the longwall unit.

Table 3-35: Capital Expenditure — Antaibao Underground

	Mining	Capital Expenditure (RMB Million)					
Operating Company and Mine	Method	2003	2004	2005	2006	2007	2008
Pingshuo Coal Company							
Antaibao	UG	—	68	228	298	390	29

3.11 Pingshuo East (Donglutian Project — Pingshuodong Open Pit)

3.11.1 Introduction

A request for a feasibility study of the mine was submitted to the Design Institute by Pingshuo Coal at the end of April 2005 with the report completed in June 2005. Verification and approval of the feasibility study report was expected to determine the mining method and other detailed information.

Pingshuo Coal has received approval to mine an area of 48.7 km^2 within the lease, and is presently awaiting a mining licence. Preliminary construction activities and the establishment of services have commenced during 2006 to enable pre-stripping operations.

3.11.2 Geology and Mineral Resources

The topography consists of undulating hills and is similar to that of Anjialing open-pit mine.

Table 3-36: Stratigraphic Sequence — Pingshuo East

Stratigraphic Unit	Thickness Range (m)	Average Thickness (m)
Quaternary	0 to 63	25
Tertiary	0 to 59	23
Upper Permian	0 to 148	25
Upper Lower Permian	0 to 97	49
Lower Lower Permian (Shanxi Group)	11 to 98	60
Upper Carboniferous (Taiyuan Group)	57 to 105	79

The Quaternary and Tertiary material is similar to that at Anjialing. The seams to be mined in Pingshuo East are the #4, #5, #6, #7, #8, #9 and the #11 seams. There is little weathering off the top of the #4 seam.

Table 3-37: Seam Statistics — Pingshuo East

Seam	Thickness Range (m)	Average Thickness (m)	Average Interburden (m)
#4	4.4 – 25.7	14.0	100 (to surface)
#9	6.0 – 22.4	13.95	37
#11	0.5 – 10.1	5.4	6

The interburden strata at Pingshuo East are similar in nature to those of Anjialing mine. Samples taken of immediate roof and floor material adjacent to the seams were analysed and showed high sulphur contents:

- The #9 seam roof material averages 10% sulphur (max 14%)
- The #11 seam floor material averages 15% sulphur

Structure

As with Anjialing, Pingshuo East geology is structurally complex. Dips up to 30 degrees and evidence of large scale faults have been interpreted from exploration drilling.

Similar to Anjialing, this complex structure will modify the shape and economics of the open-pit design, but will not significantly affect the overall reserves of the mine. There is no evidence of igneous activity in the Pingshuo East area.

Coal Quality

The coal mined at Pingshuo East will produce thermal coal products.

The ROM coal will be washed through a dense medium cyclone wash plant. The typical quality parameters of each seam are summarised in Table 3-38. Information for seams #5, #6, #7 and #8 is not abundant as reflected in the resource classification.

Table 3-38: Typical Coal Quality — Pingshuo East Seams

Seam	Inherent Moisture % (ad)	Raw Ash % (ad)	Washed Ash % (ad)	Raw Sulphur % (ad)	Washed Sulphur % (ad)
#4	2.3	30.5	16.0	0.49	0.40
#9	3.4	27.7	15.0	2.36	2.20
#11	1.5	33.9	16.0	2.96	2.20

Resource Estimation

The drilling program in the Pingshuo East area was executed in the 1990s using a drilling rig imported from the United States. All boreholes have a high level of reliability due to the excellent core recovery achieved.

The coal resources for Pingshuo East mine are shown in Table 3-39 and were current as at 30 June 2006.

Table 3-39: Coal Resources — Pingshuo East

	Resources (Mt)				
Seam	Measured	Indicated	Inferred	Total Resources (Mt)	Mineable Resources (Mt)
#4	165	336	260	761	501
#5	0	0	23	23	0
#6	0	12	32	44	12
#7	0	0	6	6	0
#8	0	7	33	40	7
#9	180	248	361	789	428
#11	29	56	101	186	85
Total	374	659	816	1,849	1,033

3.11.3 Coal Reserves

SRK has applied a 95% mining recovery factor to the coal resources to allow for those resources which will not be accessible in a practical mine design, including such areas as final batters and pit end-walls. Mining loss and mining dilution factors have also been applied to calculate recoverable reserves. A saleable recovery percentage was then applied to calculate marketable reserves. The resulting coal reserves are shown in Table 3-40.

Table 3-40: Coal Reserves — Pingshuo East

Mining Recovery (%)	Proved Reserve (Mt)	Probable Reserve (Mt)	Proved + Probable Reserve (Mt)	Mining Loss (%)	Mining Dilution (%)	Recoverable Reserves (Mt)	Saleable Recovery (%)	Marketable Reserves (Mt)
95	355	626	981	13	10	939	87.1	818

3.11.4 Capital Costs

The forecast capital expenditure for the Pingshuo East mine is shown in Table 3-41.

Table 3-41: Capital Expenditure — Pingshuo East

	Mining	Capital Expenditure (RMB Million)					
Operating Company and Mine	Method	2003	2004	2005	2006	2007	2008
Pingshuo Coal Company							
Pingshuo East[(1)]	OP	—	—	—	200	2,447	2,224

(1) A Mining Right for the Pingshuo East OP is expected to be granted in March 2007

The capital expenditure is being used to construct the new mine and associated infrastruture. Pingshuo East mine is forecast to produce at the rate of 20 Mtpa at full production which is scheduled to occur in 2009. The capital expenditure predicted includes the construction of a CPP and rail facilities with improvement to port facilities as required, to an amount of approximately RMB1,000 M, to support a 20 Mtpa production capacity.

4 SHANGHAI DATUN ENERGY RESOURCES COMPANY

4.1 Introduction

China Coal is the major shareholder (62.43%) in the Shanghai Datun Energy Resources Co., Ltd. (Datun Coal) which owns and operates four underground mines in close vicinity (10 to 20 minutes drive) to the town of Datun. Datun is one hour's drive from Xuzhou in Jiangsu province. The head office of the company is located in the centre of town and staff provide strategic direction for the company. An extensive maintenance facility is also located in town to refurbish the underground mining equipment after use and is leased back to the mines as agreed with the head office in their yearly plans.

Datun Coal operates the Longdong, Yaoqiao, Xuzhuang and Kongzhuang underground mines and also supplies coal to the two power stations owned by the company. The power plants supply electricity for internal and local use with excess sold to the provincial grid. A small portion of the coal product is destined for export purposes. The company also owns a railway line of 86 km to the city of Xuzhou for the transportation of coal and people.

The underground mines operate in difficult to very difficult mining conditions (up to 30 degrees dip in the coal seam in local areas at Kongzhuang mine) and are either currently mining or planning to mine under the Zhaoyang and Weishan Lakes. The mines are operating from 280 to 780 m below surface with sufficient clay content in the overlaying strata to isolate the mines from any inflow of surface water from the lakes.

During 2005, Datun Coal produced a total of 7.12 Mt of raw coal between the four underground mines.

4.2 Corporate Management Structure

Datun Coal management structure is shown in Appendix 2 and workforce numbers are shown in Table 4-1.

Table 4-1: Workforce Numbers — Datun Coal

Category	Employees
Production[1]	
Longdong UG	1,749
Yaoqiao UG	2,833
Xuzhuang UG	2,117
Kongzhuang UG	2,090
Management[2]	11
Other[3]	766
Total	9,566

(1) Permanent and contractor employees involved in mining activities

(2) Senior management — excludes functional departments

(3) Only personnel involved with the mines — excludes CHPP, rail etc

The minimum wage paid by the company is RMB900 per month. Salaries and wages are as far as possible set at the same level between the mines with cost figures indicating the average salary at RMB1,690 per month.

4.3 Occupational Health and Safety

The mines in Datun Coal have all implemented a typical structure of a safety vice-president at the mine sites with safety monitors from head office and at the sites to conduct inspections and improve safety conditions. Employees are also encouraged to identify and report hazards and recognition is given by financial means or otherwise when employees participate in this process.

Accident and incident investigations are conducted after an incident occurs in an attempt to determine the root cause. Safety procedures are in place and developed through the accident investigations to prevent a re-occurrence of a similar incident. This information is also communicated at the other mine sites to prevent future occurrences. Safety training is conducted with all personnel on an annual and bi-annual basis.

Safety statistics for the four mines combined since 2003 are listed in Table 4-2.

Table 4-2: Accident Statistics, 2003 to 2005 — Datun Coal

Category	2003	2004	2005
Fatal[1]	4	0	3
Serious[2]	4	2	3
Minor[3]	0	15	0

(1) Accident causing death (number indicates lives claimed)

(2) Accident requiring hospitalisation and do not return to work for more than 24 hours (includes fatal incidents)

(3) Accident which does not require hospitalisation and employee returns to work within 24 hours

SRK observed at all the mines operated by Datun Coal that safety is a significant consideration with resources consistently applied to achieve the best possible result. The safety statistics reflect good performance compared to the Chinese average.

4.4 Environmental Assessment

4.4.1 Introduction, Scope and Background

An environmental assessment of Datun Coal was completed to assess environmental management across its operations. The primary reason for assessing Datun Coal's environmental management was to identify any potential financial liabilities arising from its operations, which include:

- Longdong, Yaoqiao, Xuzhuang and Kongzhuang underground coal mines and associated infrastructure
- Auxiliary facilities located in and around the town of Datun, including a mining equipment maintenance facility, two power plants and a waste water treatment plant

In addition to visiting the above listed major sites, the environmental assessment included interviews with key environmental staff members of Datun Coal, inspection of relevant environmental documentation and interpretation of responses to an environmental questionnaire provided by SRK.

This environmental assessment is reported entirely at corporate level. This approach was adopted as Datun Coal maintains an environmental group within its technical division located at head office that oversees all operations. Its company-wide environmental management model has been developed so that it is reproduced almost identically at all four operational mines, with minor site-specific variations as required. The model allows for site feedback to head office to provide input to fine tune annual environmental plans, a method which appears to operate well. Comments relevant to the operational facilities in the Datun township are incorporated as appropriate.

4.4.2 Corporate Environmental Awareness

In 2005 Datun Coal had ISO14001:1996 accreditation for its corporate environmental management systems, which incorporates the management of Longdong, Yaoqiao, Xuzhuang and Kongzhuang underground mines, as well as the auxiliary facilities in and around Datun township.

In addition to ISO14001:1996 accreditation, Datun Coal also has ISO9001:2000 quality assurance and Chinese GB/T28001 occupational health and safety accreditation, which also incorporates the management of all four mines and auxiliary facilities. All three accreditations are valid until 2007. Independent audits are completed yearly by the China Quality Association to maintain these accreditations. Datun Coal also has a continual environmental improvement program in place across its operations.

4.4.3 Mining Title and Royalty Payments

Datun Coal is licenced to mine coal at all four of its underground mines, each of which were inspected by SRK. Mining licence details are provided in Table 4-3. Datun Coal has surface rights on the mining sites for 50 years, with all mining licences valid until April 2029. Should Datun Coal still have mineable coal reserves following expiration of mining licences, it has the priority right to apply for a new or extended licence. All mining licences were issued by MOLAR. It is understood by SRK that all four mining licences have been transferred from Datun Coal to China Coal for the purpose of the IPO.

Table 4-3: Mining Licence Details — Datun Coal

Mine	Mining Licence No.	Mining Area (km^2)	Issue Date	Licence Tenure
Yaoqiao	1000000020071	63.8	April 2000	29 years
Xuzhuang	1000000320025	38.4	August 2003	26 years
Longdong	1000000020073	25.0	April 2000	29 years
Kongzhuang	1000000020072	44.1	April 2000	29 years

Datun Coal pays mining royalties and taxes according to the Mineral Resources Law (1996 as amended). There are no options held over the mining land other than by the government and Datun Coal is not permitted to divest mining licences to other commercial operations.

4.4.4 Environmental Licencing, Compliance and Reporting

For Datun Coal operations, operational licences were granted at provincial level for boundary noise, gaseous emissions and water discharge. Further to these environmental licences, Datun Coal maintains licences at individual mine level from the local Pei County Water Resource Management Commission for groundwater extraction, in addition to licences from Xuzhou Xushou Public Security Bureau for fuel storage.

Each mine operated by Datun Coal prepares an individual annual environment report to the Chinese (State) Environmental Protection Bureau. This report incorporates information on waste volumes generated, noise data, wastewater data and gaseous emissions data. The report is passed down from state to provincial regulators for approval, then to the local county environmental regulators, both of which conduct random inspections. In this regard, Datun Coal must remain environmentally vigilant and be prepared for these random checks, which are carried out by the provincial agency approximately every six months and by the local agency on average once per month.

Should Datun Coal not meet relevant Chinese National Standards for gaseous emissions, water and noise, it faces either a warning, financial penalty, or criminal liability in extreme cases. Datun Coal ensures it is well prepared for such inspections by maintaining its own in-house environmental monitoring station which collects data on noise, water and emissions to monitor its continued compliance. SRK completed a random check on monthly water quality discharge data from Datun Coal's town WWTP. This data was reported by the local county environment officials to meet national standard GB8978-1996. SRK found that all discharge data was within the relevant criteria. SRK also inspected the Annual Environment Report for Kongzhuang Mine and found all environmental data to be in compliance with relevant criteria.

In addition to these local and provincial environment inspections at the individual mine operational level, the China Quality Association audits Datun Coal annually to maintain its corporate ISO14001:1996 accreditation for environment management systems. Datun Coal has sound results in regard to environmental credentials, with zero fines to date, as well as continued ISO14001:1996 accreditation. SRK has observed that Datun Coal has proactively implemented a continuous environmental improvement program, and it is SRK's opinion that there is a strong likelihood that Datun Coal will maintain its unblemished environmental record.

4.4.5 Environmental Staff

Datun Coal's commitment to the environment is reflected in its allocation of human resources. The head office technical centre has two environmental managers supervising approximately 30 technical staff, with an additional 10 staff employed in a separate environmental monitoring station. Each individual mine has between four and six environmental managers overseeing between 20 and 60 general staff who assist with day-to-day environmental management on site. Auxiliary facilities in Datun township also have at least one on-site

staff member responsible for environmental management. Although none of the operational workforce responsible for environmental management have tertiary qualifications in environmental studies, Datun Coal ensures that environmental managers are suitably qualified. SRK observes that Datun Coal's commitment to its environmental management responsibilities is suitably reflected in the number of staff dedicated to the environment across all operations.

4.4.6 Environmental Planning and Budgets

Datun Coal produces annual environment plans and budgets that are overseen and compiled at corporate level, with input and feedback from the individual mine level throughout the preparatory stages. Individual mines are autonomous with respect to spending the allocated environmental funding, however final sign-off responsibility remains at corporate level.

SRK inspected Datun Coal's 2005 annual environmental plan and budget, which contained details of company-wide environment projects primarily focused on:

- Improving water use and treatment efficiency
- Improving energy efficiency through heating and lighting
- Dust management
- Noise reduction schemes
- Environmental audits
- Purchasing environmental data management software

The environmental plan showed that Datun Coal had allocated approximately RMB4.4 M for environmental projects during 2005. This figure excludes an additional environment budget of RMB18.5 M across all four mines solely dedicated to land rehabilitation over the next five years.

4.4.7 Water Management

Datun Coal has a company-wide emphasis on water conservation, as demonstrated by extensive use of on-site treatment and recycling. SRK visited the water treatment facility on Kongzhuang Mine where American-made reverse osmosis technology was being utilised to treat water to potable standards. This water is re-used across the mine in other applications including staff showering and coal washing. While this technology is not present across all Datun Coal facilities, industrial waste water recycling is. This policy extends across the mines, coal washing plants, site WWTP and power stations, with these plants having a zero water discharge policy. Some treated water that meets relevant criteria is discharged in Datun township from the WWTP, which is owned and operated by Datun Coal as required.

Supplementary water is sourced at each mine and at town facilities by a series of groundwater wells approved by local authorities. Use of this groundwater is being phased out for dust suppression in the underground mines in favour of using recycled water. Similarly, Datun Coal has long term plans to upgrade its WWTP to treat water to potable standards. Surface water is well managed across the mine sites by a series of drains, sedimentation dams and treatment methods.

4.4.8 Waste Rock, Tailings and Rehabilitation Management

Due to the underground nature of all four mines at Datun Coal, the generation of waste rock is significantly less than for an open-pit mine. The waste rock is typically shale, which is non-reactive when exposed to oxygen. Visible pyrite was however noted in the waste rock at the Longdong mine, though no geochemical data was available to review. Each mine has a temporary waste rock stockpile where shale is

stored prior to being re-used to infill mine subsidence in addition to road building. Despite the presence of visible pyrite in the waste, the regulators encourage the re-use of all waste rock as backfill and road base. SRK inspected a rehabilitated area near the Longdong mine and noted after discussion with local residents that they (local residents) appeared to be satisfied with the roads and fish breeding ponds constructed by Datun Coal. Tree planting and landscaping had also been completed on the rehabilitated areas by sub-contractors. There was no visible pyrite or secondary salts evident on road surfaces and SRK noted the presence of near-surface limestone quarries locally, evidence of the potential acid-neutralising capability of the local geology. Datun Coal is also completing a feasibility study to determine if the waste shale can be used in the brick making industry.

Discussions with environment managers at each mine indicated that the temporary waste rock stockpiles were all decreasing in size as wastes were beneficially re-used. All environment managers indicated that they were confident this trend would continue. Environmental management on the waste rock dumps included dust suppression and diversion trenches for surface water run-off that leads to sedimentation ponds. There was also sufficient storage capacity at all four mines for the waste rock generated.

As noted earlier, Datun Coal has a five year budget of RMB18.5 M across all four mines solely dedicated to land rehabilitation over the next five years. No long term closure plans have been compiled as yet, although head office does maintain five year progressive rehabilitation plans, commensurate with the management of mine subsidence.

Coal wash tailings from the Datun Coal wash plant located in Datun township proper are transferred via conveyor to the adjacent power plant and beneficially re-used as fuel. Tailings from the two coal wash plants at Longdong and Kongzhuang mines are either dried and sent to the second Datun Coal power plant in the mine precinct, or sold cheaply to local brick makers as fuel for their kilns. The waste has been classified locally as 'Grade A' and has been approved for re-use. Power plant ash is then sold to the local cement plant where it is also beneficially re-used.

4.4.9 Dust Management

Datun Coal regularly monitors dust as environmental best practice. In this regard, dust is monitored at the underground longwall working face for employee occupational health and safety. Dust suppression underground occurs in the form of water sprays at the longwall working face. Dust suppression also occurs via water sprays on waste rock stockpiles and on conveyors in the coal washing plants.

4.4.10 Social and Regulatory Relations

Following discussions with Datun Coal representatives it appears that relations with both local residents and regulatory bodies are sound. Good relations with the local community are primarily due to continued job opportunities, with approximately 28,000 people employed across all sectors of Datun Coal's business. Employment for this large number of individuals also has positive downstream effects on the local and regional economy in service industries and the like.

Residents directly affected by underground mine site operations are compensated by Datun Coal and relocated from the area. Datun Coal compensates residents for loss of land and as Datun Coal rehabilitates land subsidence into fish breeding ponds, local residents also have access to these facilities.

Relations with statutory bodies are also sound as evidenced by the fact that Datun Coal has never been fined for any environmental incidents. It is SRK's opinion that Datun Coal's proactive approach in addressing its environmental responsibilities helps to maintain these positive relationships with relevant regulatory staff.

4.4.11 Environmental Assessment Conclusions

Following interviews with key Datun Coal environmental staff and inspection of environmental documentation and operational sites, it is apparent that Datun Coal views itself as a champion of environmental management in China and prides itself on its environmental performance to date. SRK believes that Datun Coal has a sound and proactive approach to its environmental responsibilities and is managing its operations in compliance with its environmental obligations. This opinion is supported by the fact that Datun Coal has not been fined for any environmental breaches across its operations to date. Specific focus appears to be on water management and conservation, with several plans in place for increasing the use of recycled water. Plans to increase water recycling is evident both in investment in plant and equipment to treat and re-use water, as well as through messages displayed around various sites reminding staff to minimise their water use. Several constructive plans are also in place to reduce energy use and discharge of emissions.

4.5 Coal Processing and Transport

The CPPs are situated very close to the mines with Yaoqiao and Xuzhuang mines sharing a plant, while Longdong and Kongzhuang are both provided with separate CPPs. Rejects are used in the company-owned power stations in the area, while product coal is railed for 86 km on a company-owned railway to Xuzhou. A small portion of the coal is destined for the export market through Shanghai via Nanjing.

4.5.1 Datun CPP

Datun CPP processes coal from the Yaoqiao and Xuzhuang mines. This processing plant is a jig plant which was constructed in 1996. The plant is well maintained and in good operating order. The ROM feed is delivered by train and dumped with a tippler to two 3,700 t capacity bins. The coal is then screened and the oversize handpicked before it is crushed to 50 mm top size. The full size range is fed to four three-product 2 m jigs. These jigs appeared to be operating overloaded and with insufficient expansion of the bed of solids, resulting in less than optimum separation of waste from coal. This situation provides an opportunity for further performance improvement.

Reject is either used as power station fuel or dumped. A reject pile was examined and no coal was observed. Middlings are stored in a 2,800 t bin for supply to a small power station on an adjacent site which is owned by others. The jig product is de-slimed and the fines reported to a flotation plant. Fine coal is dried with centrifuges and the flotation product is dried with disc vacuum filters. The flotation tailings are dried with plate and frame filters and added to the jig middlings. The train loading station operates at a rate lower than 1,000 tph.

Process Plant

The plant is budgeted to operate for 300 days/year. The ROM stream operates 24 hours a day, seven days a week and the plant operates for 14 hours a day, seven days a week. The capacity of the plant is 428 tph which delivers the required throughput of 1.8 Mtpa. Availability for the plant in 2004 was 76% which is lower than for comparable plants and therefore offers considerable potential for improvement. No flocculent is used in the thickener or filter feed.

Total workforce numbers including train loading and maintenance personnel are approximately 600.

Efficiency

The plant's efficiency is calculated by comparison of plant yield achieved and the software prediction of yield from washability data. The information made available was a predicted yield of 71%, an actual yield of 63% and an efficiency of 63/71 which equates to 88%. Based on these calculations, it is not a good result.

However the near gravity content of the feed was quoted as ± 0.1 Specific Gravity (SG), which equates to near gravity material at 14% of the feed. These tight operating conditions of ±0.1 SG is regarded by SRK as a difficult operating range for jigs. SRK observed the operating jigs and the low froth mobility on the cells, and believes the poor efficiency quoted indicates a real opportunity for improvement. The auto samplers in the plant are also primitive and could provide biased sampling results.

Quality

The plant yield for commercially traded coal is 68% and the product is sold as a blending coal. Ash and sulphur values are indicated in Table 4-4 below.

Table 4-4: Quality Parameters — Datun CPP

		Ash (%)	CV (kcal/kg)	Sulphur (%)	TM (%)
Feed	#7 Seam	21	—	0.9	—
	#8 Seam	24	—	0.7	—
Product	High Grade	7.7	6,500	0.55	11
	Middlings	9.2	6,500	0.7	11

4.5.2 Longdong CPP

The Longdong plant is a small, low capital CPP with the allocated maintenance budget obviously affecting plant condition. It is however in good operating condition but visibly not as tidy as the other CPPs. Due to capital considerations and constraints the plant is operated as a 'lump jig plant'.

It is equipped with a small single elevator jig that washes the 50 mm x 13 mm size range while the 13 mm x 0 mm size is all bypassed to product.

The plant is rated at 200 tph and is budgeted to run 300 days/year but only runs for approximately 10 hours/day as it is constrained by mine output. Availability was not identified as a limiting factor. The raw feed ash content is 20 to 35% and product quality (Calorific Value) is 6,500 kilocalories per kilogram (kcal/kg) for lumps and 5,500 kcal/kg for the fines product. Sulphur is reported to be between 0.70 and 0.75%. The total yield of the plant is approximately 85% including bypass and the entire product is sold as steaming coal. Quality parameters are shown in Table 4-5.

Table 4-5: Quality Parameters — Longdong CPP

		Ash (%)	CV (kcal/kg)	Sulphur (%)	TM (%)
Feed	#7 Seam	27	—	0.7	—
Product	High Grade	23	6,500	0.7	4.5

Total workforce at the Longdong plant is 245.

4.5.3 Kongzhuang CPP

Kongzhuang CPP is small in terms of throughput, however physically it is a very large plant. It has been converted from jig operation to dense medium operation with two new thermal drying units being commissioned. The plant is situated at the head of the mine drift and fed from skips. The plant was observed to be very clean and in good condition.

Materials Handling

The skips report to a single ROM bin with a capacity of 3,000 t. The plant is equipped with three product bins at 1,200 t capacity each, six middling bins with a total capacity of 2,000 t and two reject bins each with a capacity of 400 t. Train loading is done at 1,200 tph for product and 300 tph for middlings.

Process Plant

The 50 mm x 0.5 mm coal is washed in two stages. The first stage is by a Chinese manufactured Larcodem style dense media cyclone. The reject is rewashed in the same medium in a DMC with a wheel-driven shaft in the top to change cut point.

The 0.5 mm x 0 mm is floated in 'jet cells'. The product is dried on a vacuum filter and the tailings are dried on plate frame presses. The fines are planned to be dried further on the thermal driers when they are fully operational. One drier is already operational and is preceded by a feeder and pelletiser. The yield figures for the plant are:

- Product 68%
- Middlings 17%
- Tailings 4%
- Reject 11%

Budgeted operation is 300 days/year and 14 hours/day. Actual operation is 16 hours/day and the total throughput in 2005 was 0.85 Mt ROM.

The Kongzhuang plant is operated and maintained with a workforce of 420.

Quality

The quality parameters at the Kongzhuang plant were quoted as shown in Table 4-6.

Table 4-6: Quality Parameters — Kongzhuang CPP

		Ash (%)	CV (kcal/kg)	Sulphur (%)	TM (%)
Feed	#7 Seam	20	—	0.5	—
	#8 Seam	16	—	0.7	—
Product	High Grade	11	6,500	0.6	11.5

4.5.4 Coal Production History

The historical production for the Datun Coal processing plants is shown in Table 4-7, Table 4-8 and Table 4-9.

Table 4-7: Coal Processing Plants Production History, 2003 to 30 June 2006 — Datun

		2003	2004	2005	30 June 2006
Washed Coal	Mt	0.96	0.95	0.91	0.51
Middlings	Mt	0.32	0.20	0.35	0.04
Raw Coal and Waste	Mt	0.08	0.04	0.29	0.27
Total	Mt	1.36	1.19	1.55	0.82

Table 4-8: Coal Processing Plants Production History, 2003 to 30 June 2006 — Longdong

		2003	2004	2005	30 June 2006
Washed Coal	Mt	0.15	0.22	0.20	0.09
Middlings	Mt	0	0	0	0.01
Raw Coal and Waste	Mt	0	0	0	0.03
Total	Mt	0.15	0.22	0.20	0.13

Table 4-9: Coal Processing Plants Production History, 2003 to 30 June 2006 — Kongzhuang

		2003	2004	2005	30 June 2006
Washed Coal	Mt	0.66	0.70	0.70	0.38
Middlings	Mt	0.24	0.17	0.20	0.05
Raw Coal and Waste	Mt	0.15	0.15	0.10	0.04
Total	Mt	1.05	1.02	1.00	0.47

4.6 Long Term Plans

Datun Coal's strategy for the future is to focus on the expansion of the four underground mines to maintain production at very similar rates to current levels. The ROM production volumes for the four mines and the group until 2008 are indicated in Table 4-10.

Table 4-10: ROM Production Forecast per Mine — Datun Coal

	2006 (Mt)	2007 (Mt)	2008 (Mt)
Yaoqiao UG	3.40	3.40	3.40
Xuzhuang UG	1.40	1.40	1.40
Longdong UG	1.15	1.05	1.15
Kongzhuang UG	1.05	1.15	1.15
Total	7.00	7.00	7.10

4.7 Kongzhuang Underground Mine

4.7.1 Introduction

Mine development activities at Kongzhuang commenced during 1971 and longwall mining activities started in 1977. The mine is equipped with an operating longwall system and a 'standby' longwall system that is utilised for pre-installation purposes for the next longwall panel. A top coal caving method is utilised for extracting the total coal seam of 5 m during longwall operations.

Two seams are mined at three levels at the Kongzhuang mine, i.e. the #7 and #8 seams. The top level caving method is used in the #7 seam and a slicing method of first taking the top part of the seam and then the lower part, is applied in the #8 seam. The seams mined vary from 375 up to 785 m below surface. Kongzhuang mine is undermining the Weishan Lake, however no inflow of water from the lake is evident due to the composition and thickness of the overlying strata. The mine achieved 1.15 Mt during 2004 and 2005 compared to the respective plans of 1.05 Mtpa.

4.7.2 Geology and Mineral Resources

Topographic relief for the Datun region is considerably flat, averaging 35 m above sea level. The majority of the mining areas underlie farming land.

The general trend of the geology for the Datun region is characterised by the more simple geology occurring in the northern part of the area (Longdong mine) where the Permian strata dip is 10 degrees, with the geology increasing in complexity towards the south (Kongzhuang mine) where the seams are deeper, steeper (25 to 30 degrees) and have higher gas content.

Kongzhuang mine covers an area of approximately 44 km^2. The area is 13.8 km in length along the strike (EW direction) and about 5 km in width. The Permian strata dips to the north and varies from 24 degrees to 31 degrees.

The Kongzhuang area contains a large igneous intrusion in the east, eliminating almost half of the coal resources in the area. Consequently, only the western half of the area can be mined but still contains a large Marketable Reserve.

The stratigraphy of Kongzhuang coal mine is outlined in Table 4-11.

Table 4-11: Stratigraphic Sequence — Kongzhuang

Stratigraphic Unit	Thickness Range (m)	Average Thickness (m)
Quaternary	0 to 195	140
Jurassic and Cretaceous	0 to 320	0(1)
Upper Permian (Shang Shi Hi Zi Group)	200 to 320	270
Upper Lower Permian (Xia Shi Hi Zi Group)	185 to 295	225
Lower Lower Permian (Shanxi Group)	90 to 135	100
Upper Carboniferous (Taiyuan Group)	135 to 160	155

(1) Zero indicates unit does not exist in mining area but range reflects regional geology beyond mining area

The Quaternary material is usually unconsolidated and weathered soil, clay and sand. The Cretaceous and Jurassic material is generally semi-consolidated sediments, but these units have been intersected in only one borehole. Therefore, the Quaternary material is generally found to directly overlie (unconformably) the Permian sediments.

The #1 to the #4 seams belong to the Xia Shi Hi Zi Group. Generally the #1 to the #4 seams are either thin or not present due to being eroded away by the overlying Quaternary sediments. The #5 to the #8 seams belong to the Shanxi Group. Generally the #5 and the #6 seams are too thin for underground mining extraction. The #7 and the #8 seams are both mined at Kongzhuang mine. The #9 to the #22 seams belong to the Taiyuan Group. Most of the seams are generally too thin and cannot be recovered with underground mining operations. The #17 seam is planned to be mined.

The #7 seam is the main seam mined at Kongzhuang. The seam averages 4.9 m in thickness and is extracted using top level caving in longwall panels. The roof conditions are very favourable for this method of mining and the recovery of the total seam is good with minimal dilution involved. The #8 seam is extracted with the slicing method if the seam is too thick for one pass with the longwall shearer. The interburden between the #7 and the #8 seams is between 8 to 20 m thick. It was noted in sections of the main roadways and some gateroads that the floor on the #7 seam level was heaving and consequently pinching the working height. Although this did not prohibit mining, it may cause delays and poor strata conditions as the two seams deepen. The thicknesses and interburdens for the various seams are indicated in Table 4-12.

Table 4-12: Seam Statistics — Kongzhuang

Seam	Thickness Range (m)	Average Thickness (m)	Average Interburden (m)
#7	2.2 to 8.3	4.9	600 (to surface)
#8	0 to 7.5	3.1	16
#17	0.3 to 3.3	0.8	98

The #17 seam is yet to be mined. Two-thirds of the mineable area is situated below a lake.

Structure

The geology at Kongzhuang area is regularly disrupted with faults. The major structural features trend NE-SW, are generally normal faults and have vertical displacements up to 150 m. The average fault has between 3 and 8 m throw which causes minor disruption to the mining operation. Seismic surveys using modern 3D techniques have been conducted over about a 4 km^2 area, with many of these larger faults detected prior to mining.

During the mine inspection, six faults of less than 5 m throw were encountered along one gateroad. These caused minimal disruption to the mining operations.

The western part of Kongzhuang area is affected by igneous activity, prohibiting the mining of coal in this area. In the eastern part of Kongzhuang, there is minor igneous activity in the way of dykes and small areas intruded by sills.

Coal Quality

All the coal mined at Kongzhuang produces coking coal products, primarily for domestic use.

All the ROM coal is washed through a dense medium cyclone wash plant at the mine site (see Coal Processing section for more details). The typical quality parameters of each seam are summarised in Table 4-13.

Table 4-13: Typical Coal Quality — Kongzhuang Seams

Seam	Inherent Moisture % (ad)	Raw Ash % (ad)	Washed Ash % (ad)	Raw Sulphur % (ad)	Washed Sulphur % (ad)	Crucible Swelling Index	Raw Phosphorus % (ad)
#7	2.0	14.9	6.3	0.53	0.56	6	0.014
#8	2.0	12.9	5.5	0.97	1.34	6	0.015
#17	2.0	19.1	8.4	2.82	2.09	6	—

Gas

There were only a few gas samples taken from the bore cores during the exploration program. Very few gas samples have ever been taken from the lower #17 seam.

Gas samples taken from bore cores for the #7 seam indicate generally low levels (less than 0.5 m^3/t) of methane. However, one borehole measured 4.8 m^3/t and pockets of gas (in the order of 5 m^3/t to 8 m^3/t) have been encountered during hydraulic mining of the #7 seam. To date, these areas of higher gas have been well managed by the company.

Resource Estimation

The majority of the exploration boreholes were drilled in the 1970s, while a few were drilled more recently in the 1990s. In general, the core recovery of the seams averaged around 75% of the coal in each of the target seams. Most if not all boreholes were logged using geophysical logging tools to accurately measure the seam thickness which allows the coal tonnage to be accurately calculated.

The coal resources for Kongzhuang mine are shown in Table 4-14 and were current as at 30 June 2006. The #17 seam has been excluded by SRK due to the low seam thickness and high sulphur content.

Table 4-14: Coal Resources — Kongzhuang

Seam	Resources (Mt)			Total Resources (Mt)	Mineable Resources (Mt)
	Measured	Indicated	Inferred		
#7	12	12	51	75	24
#8	8	10	36	54	18
#17	0	2	10	12	0(1)
Total	20	24	97	141	42

(1) #17 seam excluded due to low seam thickness and high sulphur content

4.7.3 Coal Reserves

SRK has applied a 75% mining recovery factor to the coal resources to allow for those resources which will not be accessible in a practical mine design. This has been assumed to allow for areas which will not be mineable or fully extractable, such as faults and intrusions, gateroads, main and development entries. Mining loss and mining dilution factors have also been applied to calculate recoverable reserves. A saleable recovery percentage was then applied to calculate marketable reserves. The resulting coal reserves are shown in Table 4-15.

Table 4-15: Coal Reserves — Kongzhuang

Mining Recovery (%)	Proved Reserve (Mt)	Probable Reserve (Mt)	Proved + Probable Reserve (Mt)	Mining Loss (%)	Mining Dilution (%)	Recoverable Reserves (Mt)	Saleable Recovery (%)	Marketable Reserves (Mt)
75	15	17	32	6	10	33	92.9	30

4.7.4 Mining and Operations

Coal production is achieved with longwall mining methods supported by development blasting operations and a hydraulic cutting panel. Very difficult mining conditions exist at the mine as the coal seam is extracted at 25 degrees dip and in some localised areas up to 30 degrees.

Development activities are conducted with blasting operations of which five panels mine in coal for longwall panel formation and five panels mine in rock for future mine development. The mine also has access to two roadheaders (Chinese-supplied S-100) for coal development if required.

A panel applying hydraulic cutting methods is operational in the south-eastern part of the mining reserve delivering 300,000 tonnes per annum (tpa). This mining method was implemented to extract coal in the highly faulted areas of the reserve. Total production figures just in excess of 1 Mtpa have been achieved for the mine during the last five years, but the plan is to expand to 1.8 Mtpa. This production expansion will be

achieved by phasing out and replacing the current hydraulic cutting method with an additional longwall system within the next five years. Historical production figures for the mine are shown in Table 4-16.

Table 4-16: Mine Production History, 2003 to 30 June 2006 — Kongzhuang

	2003	2004	2005	30 June 2006
Longwall (Mtpa)	1.20	1.15	1.15	0.64
Development (m)	15,058	15,666	14,506	1,085

Very difficult mining conditions were evident during the site visit underground. The depth of mining and the severe dip in the coal seam contribute to broken roof conditions developing in the coal seam which requires excessive support in localised areas where high levels of stress are concentrated. Intensive support is generally required during development to keep roadways up and to prevent premature collapse during longwall mining. Poor stability is exacerbated in the areas where the slicing method of mining is used and the roadways have to withstand two mining sequences. Normal support during development includes steel and cable anchors combined with wire mesh. Steel straps and steel arches are also utilised as required, with the placement of mechanical and hydraulic props closer to the longwall mining face.

All development for access to future mining panels is carried in rock to assist in stability and to ensure longevity over the mining life of the panels. These roadways are also developed in an arch to further enhance stability for the longer term at a width of 4.2 m and a cross-section of 13.65 m^2. After applying shotcrete, the net area of the roadway is 11.88 m^2. A canal is also formed and grouted on ground level in the corner of the roadway to provide a water channel for water management in the roadways.

No stonedusting practices are employed at the mine. Sidewalls and roof are washed down periodically with water according to the requirements of Chinese legislative requirements. Water barriers are in use as required by local legislation.

Ventilation quantities are generally lower than international standards but comply with local requirements. The airflow quantity reported for the longwall panel is 14 m^3/sec and for the development panel 5 m^3/sec. A total of 150 m^3/sec is circulated through the mine. Low methane levels are reported and detected underground. In-time methane monitoring is available on the surface in a centralised control room and equipment underground is interlocked to trip power when methane levels exceed 1.5% concentration. Heat experienced is high and temperatures measured underground in the panels indicated 27 degree Celsius (°C) and 28°C dry-bulb.

Dust levels were evident and measurements are taken every week in identified areas in compliance with legislation. The following methods to prevent dust generation are implemented:

- Water injection to coal seam prior to mining (holes up to 100 m length)
- Water sprays on production machines
- Water fog in development panels
- Washing of sidewalls and roof on a frequent basis

Kongzhuang mine utilises conventional methods of transportation underground. Coal is transported from the longwall panel to the surface by rubber belt conveyor systems and in development panels initially by a scraper chain conveyor and subsequently by the rubber belt conveyor system. Electric trains are utilised to transport personnel closer to the mining panels and chairlift systems transport personnel between the different levels of the mine. Material and waste are transported by conventional winch and skip systems.

4.7.5 Infrastructure

The mine is serviced by four vertical shaft systems of which two serve as ventilation extraction shafts at a depth of approximately 180 m in the south and east of the mining reserve. The other two shafts are respectively equipped with gear to transport coal, men and material. The main shaft is utilised to convey coal to the surface and has an annual capacity of 1.5 Mt, while the auxiliary shaft is utilised to convey men and material to and from the surface. The depth of the auxiliary shaft is 410 m and is situated very closely to all surface infrastructure and facilities.

Water for underground use is captured in underground dams from the inflowing groundwater in the strata which is the main supply of water for underground use and can be supplemented from a surface reservoir fed by boreholes. The boreholes are situated 200 m from the ventilation shaft in the east and the water supply is piped through the eastern shaft to the underground workings. This supplementary water supply is mainly used to supplement water supply for dust suppression services.

The mine is supplied with electricity by two 35 kV surface substations feeding with a total of four supply lines. The one substation situated at the main shaft is equipped with two 12,500 kVA transformers and the other substation at the east ventilation shaft with two 6,000 kVA transformers. Reports indicate that the maximum power usage for 2004 reached 14,400 kWh with an average of 10,083 kWh. Ringfeeds have been implemented underground with the supply reported as very reliable.

4.7.6 Capital and Operating Costs

Capital cost for Kongzhuang mine has varied historically but is forecast to stabilise at very similar levels to 2005 for 2006 and 2007 and to drop off again in 2008 (refer Table 4-17). The operating unit cost for Kongzhuang mine shows a steady increase during the last three years (refer Table 4-18).

Table 4-17: Capital Expenditure — Kongzhuang

	Mining	Capital Expenditure (RMB Million)					
Operating Company and Mine	Method	2003	2004	2005	2006	2007	2008
Shanghai Datun Energy Resources Co., Ltd.							
Kongzhuang	UG	33	19	28	24	27	10

Table 4-18: Average Annual Mine Cash Costs — Kongzhuang

	Mining	Cash Operating Cost (RMB/tonne)		
Operating Company and Mine	Method	2003	2004	2005
Shanghai Datun Energy Resources Co., Ltd.				
Kongzhuang	UG	163.78	230.26	273.65

4.8 Xuzhuang Underground Mine

4.8.1 Introduction

Construction of the mine commenced in 1970 and longwall production started in 1979. Xuzhuang mine has increased its production level during the life of the mine from 0.9 Mtpa in 1985 up to 1.5 Mtpa in 1997. Production for 2004 totalled 1.42 Mt compared to a plan of 1.35 Mtpa and 1.41 Mt during 2005 compared to a plan of 1.40 Mt, all within the mine design capacity of 1.5 Mtpa.

Mining at Xuzhuang is conducted at a depth of approximately 400 m and future plans include mining the lower seam at a depth of 750 m. The mine is equipped with two longwall systems employed in different areas of the mine.

4.8.2 Geology and Mineral Resources

Topography in the Xuzhuang area is flat and similar to that of Kongzhuang. The stratigraphic sequence of Xuzhuang coal mine is outlined in Table 4-19.

Table 4-19: Stratigraphic Sequence — Xuzhuang

Stratigraphic Unit	Thickness Range (m)	Average Thickness (m)
Quaternary	0 to 195	140
Jurassic and Cretaceous	0 to 522	0(1)
Lower Permian (Shang Shi Hi Zi Group)	153 to 242	220
Lower Permian (Shanxi Group)	73 to 123	102
Upper Carboniferous (Taiyuan Group)	150 to 164	158

(1) Zero indicates unit does not exist in mining area but range reflects regional geology beyond mining area

Xuzhuang mine covers an area 10 km in length along the strike (EW direction) and about 3.8 km in width. The Permian strata dips to the north and varies from 15 to 30 degrees, averaging around 18 degrees. The stratigraphy of Xuzhuang is outlined in Table 4-20. The Quaternary material is similar to that at Kongzhuang. The seams mined in Xuzhuang are the same as those for Kongzhuang.

Table 4-20: Seam Statistics — Xuzhuang

Seam	Thickness Range (m)	Average Thickness (m)	Average Interburden (m)
#7	1.4 to 8	5	400 (to surface)
#8	0.6 to 6.6	2.9	8
#17	0.2 to 2.4	1.1	110

The #17 seam is yet to be mined.

Structure

The geology at Xuzhuang is similar to the Kongzhuang area. It is frequently disrupted with faults of less than 1 m throw. The major structural features trend NE-SW, are generally normal faults and have vertical displacements up to 70 m. The average fault has between 3 and 8 m throw which causes minor disruptions to the mining operation.

Two dykes have been intersected in old mine workings. It is not expected that any significant igneous intrusions will be found in future workings.

Coal Quality

Coal mined at Xuzhuang produces thermal coal products.

All the ROM coal is washed through a dense medium cyclone wash plant at the mine site (see Coal Processing section for more details). The typical quality parameters of each seam are summarised in Table 4-21.

Table 4-21: Typical Coal Quality — Xuzhuang Seams

Seam	Inherent Moisture % (ad)	Raw Ash % (ad)	Washed Ash % (ad)	Raw Sulphur % (ad)
#7	1.35-1.8	14.2	6.7	0.78
#8	1.35-1.8	12.6	5.7	1.10
#17	1.35-1.8	18.7	13.3	2.14

Gas

There were very few gas samples taken from the bore cores during the Xuzhuang exploration program. Gas samples taken from bore cores for the #7 seam indicate generally low levels (less than 1.5 m^3/tonne) of methane, however one borehole measured 3.7 m^3/tonne.

Resource Estimation

The majority of the exploration boreholes were drilled in the 1970s, while a few were drilled more recently in the 1990s. In general, the core recovery of the seams averaged around 75% of the coal in each of the target seams. Most if not all boreholes were logged using geophysical logging tools to accurately measure the seam thickness which allows the coal tonnage to be accurately calculated.

Coal resources for Xuzhuang mine are shown in Table 4-22 and were current as at 30 June 2006. The #17 seam was excluded by SRK due to low seam thickness and high sulphur content.

Table 4-22: Coal Resources — Xuzhuang

Seam	Measured	Resources (Mt) Indicated	Inferred	Total Resources (Mt)	Mineable Resources (Mt)
#7	23	20	120	163	43
#8	4	17	24	45	21
#17	1	5	49	55	0(1)
Total	28	42	193	263	64

(1) #17 seam excluded due to low seam thickness and high sulphur content

4.8.3 Coal Reserves

SRK has applied a 75% mining recovery factor to the coal resources to allow for those resources which will not be accessible in a practical mine design. This has been assumed to allow for areas which will not be mineable or fully extractable, such as faults and intrusions, gateroads, main and development entries. Mining loss and mining dilution factors have also been applied to calculate recoverable reserves. A saleable recovery percentage was then applied to calculate marketable reserves. The resulting coal reserves are shown in Table 4-23.

Table 4-23: Coal Reserves — Xuzhuang

Mining Recovery (%)	Proved Reserve (Mt)	Probable Reserve (Mt)	Proved + Probable Reserve (Mt)	Mining Loss (%)	Mining Dilution (%)	Recoverable Reserves (Mt)	Saleable Recovery (%)	Marketable Reserves (Mt)
75	20	28	48	6	10	50	80.8	40

4.8.4 Mining and Operations

Two longwall systems operate in the mine, within difficult mining conditions. The average dip of the seam is at 18 degrees and in localised areas up to 22 degrees. A single lift is taken by the longwall to extract the 3.7 m seam with a panel width of 180 m and generalised length of 1 km per panel. Chinese-supplied longwall equipment is used, namely a MG-475 shearer and 105 shields along the width of the face each rated at 360 t.

Development is done by a combination of roadheader and blasting techniques. Two roadheader panels are in operation producing at an average of 10 m/day. Development is driven through coal for the establishment of gateroads for the longwall and through rock to establish main entries to new areas of the mine to ensure stability in the longer term. Handbolting practices are employed in all development panels. The historical production figures for Xuzhuang for the last three years are shown in Table 4-24.

Table 4-24: Mine Production History, 2003 to 30 June, 2006 — Xuzhuang

	2003	2004	2005	30 June 2006
Longwall (Mtpa)	1.45	1.42	1.41	0.82
Development (m)	13,879	12,520	13,333	1,220

Very difficult mining conditions were present in 2005 requiring intensive support during the development cycle. Areas in the roadways were fractured and broken and required additional support to secure these areas effectively. Roadways are developed at a width of 4.2 m and a height of 2.7 m. Normal support during development includes steel and cable anchors combined with wire mesh. Channel steel beams are installed as required and tensioned by the cable anchors. Hydraulic props are placed closer to the longwall mining face.

The roadways developed in rock are profiled in an arch to further enhance stability for the longer term at a width of 4.6 m and a cross-section of 15.41 m^2. After applying shotcrete the net area of the roadway is 13.76 m^2. A canal is also formed and grouted on ground level in the corner of the roadway to provide a water channel for water management in the roadways.

No stonedusting practices are employed at the mine. Sidewalls and roof are washed down periodically with water and water barriers are in use at strategic points.

Ventilation quantities are in compliance with Chinese legislation. The ventilation quantity reported for the longwall panel is 9 m^3/sec and for the development panel 3 m^3/sec. A total of 103 m^3/sec is circulated through the mine. Low methane levels are reported and detected underground. Real-time methane monitoring on the surface is not available but fixed monitors are fitted in the production panels. Production equipment underground is interlocked to trip power when methane levels exceed 1.5% concentration. Alarm levels are set at 1% concentration and the source of methane is investigated and addressed as soon as alarms are activated. Temperature in the mining panels is high with high levels of humidity present.

Dust in the underground mine were visible at the time of the SRK inspection. Measurements for respirable dust are taken twice a month and are taken at identified areas in production faces and conveyor roadways in compliance with legislation. All other dust measurements are conducted once a month. The following methods to prevent dust generation are relevant to Xuzhuang mine:

- Water sprays on production machines
- Water sprays on conveyor transfer points
- Water curtains 50 m behind roadheaders in development panels

- Washing down of production faces
- Washing of sidewalls and roof on a frequent basis
- PPE for operators exposed to high dust levels, i.e. dust masks

The mine utilises conventional methods of transportation underground. Coal is transported from the longwall panel to the surface by rubber belt conveyor systems and in development panels initially by a scraper chain conveyor and subsequently by the rubber belt conveyor system. Electric trains are utilised to transport personnel closer to the mining panels and chairlift systems transport personnel between the different levels of the mine. Material and waste are transported by conventional winch and skip systems.

4.8.5 Infrastructure

Electricity supply to the mine is via four incoming supply lines at 35 kV. The power station is situated 3 km from the mine and owned by the local government, with a generating capacity of 645 MW. The supply is fed through a surface substation with 2 x 12,500 kVA capacity and distributed to the underground workings at 6 kV. Ringfeeds underground distribute the supply to the various working areas. The shearers operate at 1,100 volts (V) and the development panels at 690 V. The installed underground power capacity is 8,000 kW. Power supply is very reliable with no interruptions or downtime reported, resulting in an availability of 100%.

Water supply for the mining process is sourced from boreholes on the surface and groundwater from the overlying strata. Used water from underground is pumped to a main dam in close proximity to the auxiliary shaft and from there pumped to surface at 250 m^3 per hour. The water is treated in a water treatment plant to be re-used for sewerage handling on the surface and grouting and fire prevention underground. The recycled water is piped back underground through the ventilation shaft.

Two surface boreholes are situated at 100 and 150 m respectively from the mine and are used to supply Xuzhuang mine only. The two boreholes can each deliver at 40 m^3 per hour and store water in two surface reservoirs of 100 and 600 m^3 respectively. Water usage at 5,000 m^3/day, half of which is for domestic use in the adjacent workers' village, is less than the current available supply. In the event of a shortage of water, a fall-back position is available to source water from Weishan Lake or Gang River situated 800 m from the mine.

The mine is equipped with three vertical shafts for ventilation and transportation purposes. One shaft is equipped as a ventilation shaft, the main shaft with an elevator system to convey coal to the surface and the auxiliary shaft to transport men and material to and from the surface.

4.8.6 Capital and Operating Costs

Actual capital expenditure at Xuzhuang mine from 2003 to 2005 and planned expenditure to 2008 is shown in Table 4-25.

The operating unit cost at the mine increased from 2003 to 2005 as indicated in Table 4-26. The significant increase in 2004 was reported as a change in accounting practices and reporting.

Table 4-25: Capital Expenditure — Xuzhuang

		Capital Expenditure (RMB Million)					
Operating Company and Mine	Mining Method	2003	2004	2005	2006	2007	2008
Shanghai Datun Energy Resources Co., Ltd.							
Xuzhuang	UG	33	32	15	17	17	40

Table 4-26: Average Annual Mine Cash Costs — Xuzhuang

Operating Company and Mine	Mining Method	Cash Operating Cost (RMB/tonne) 2003	2004	2005
Shanghai Datun Energy Resources Co., Ltd.				
Xuzhuang	UG	143.23	202.70	238.73

4.9 Longdong Underground Mine

4.9.1 Introduction

Longdong mine started production during 1987 and has been designed to produce at 1.2 Mtpa. One longwall face is operational at the mine with five development panels both in coal and rock. In 2005 the mine was extracting one seam, i.e. the #7 seam at a depth varying from 200 to 230 m below the surface, and future plans include the extraction of two lower seams, i.e. the #17 and #21 seams. The slicing method of coal extraction is used in the #7 seam where the top part of the seam is extracted and then the longwall returns to extract the bottom part of the seam.

A production level of 1.2 Mtpa was achieved during 2004 compared to a plan of 900,000 t for the year, and 1.16 Mt was produced in 2005.

4.9.2 Geology and Mineral Resources

Longdong mine is the most northern of the Datun Coal leases and covers an area of 10 km in length along the strike (EW direction) and about 4 km in width. Topography at Longdong is flat, similar to that of Kongzhuang. The Permian strata dips to the north and varies from 3 to 8 degrees, averaging around 5 degrees.

The stratigraphic sequence of Longdong coal mine is outlined in Table 4-27.

Table 4-27: Stratigraphic Sequence — Longdong

Stratigraphic Unit	Thickness Range (m)	Average Thickness (m)
Quaternary	154 to 207	195
Jurassic and Cretaceous	0 to 488	0(1)
Upper Permian (Shang Shi Hi Zi Group)	0 to 59	0(1)
Lower Permian (Shang Shi Hi Zi Group)	270 to 298	285
Lower Permian (Shanxi Group)	89 to 116	103
Upper Carboniferous (Taiyuan Group)	146 to 181	166

(1) Zero indicates unit does not exist in mining area but range reflects regional geology beyond mining area

The stratigraphy of Longdong is outlined in Table 4-28. The Quaternary material is similar to that at Kongzhuang.

The #7 seam is the main seam mined at Longdong. The seam averages 5.5 m in thickness and is extracted using two passes with the longwall shearer. Since the roof conditions are not ideal, wire mesh is placed at the roof on the first pass so as to hold the roof up for the shearer on the second pass.

Table 4-28: Seam Statistics — Longdong

Seam	Thickness Range (m)	Average Thickness (m)	Average Interburden (m)
#7	1.4 to 8	5.5	400 (to surface)
#17	0.1 to 1.2	0.7	100

The #17 seam has yet to be mined.

Structure

The geology at Longdong is considered to be the least complex geology of the four Datun mines. It has gently dipping strata and very few major faults. There are major normal faults (between 50 and 100 m throw) to the north which form the northern boundary of Longdong mine. A major structure forms the southern boundary between Longdong and Yaoqiao mines.

Longdong is transected by a syncline in the northern half of the area and an anticline in the southern half of the area, both trending EW. Many minor faults and fractures are associated with the hinges of these folds causing minor difficulty to mining conditions. The minor faults (generally less than 5 m throw) cannot be detected from either drilling or from 3D seismic surveys which have a minimal vertical resolution of 5 m. These faults are encountered in the gateroads and have minimal affect on the mining operations.

Igneous dykes have minimal affect on the mining operations.

Coal Quality

Coal mined at Longdong produces thermal coal products. All the ROM coal is washed through a dense medium cyclone wash plant at the mine site (see Coal Processing section for more details). The typical quality parameters of each seam are summarised in Table 4-29.

Table 4-29: Typical Coal Quality — Longdong Seams

Seam	Inherent Moisture % (ad)	Raw Ash % (ad)	Raw Sulphur % (ad)	Raw Phosphorus % (ad)
#7	2.1	15.9	0.90	0.002
#17	1.8	14.9	2.50	0.002

Gas

Sixteen gas samples were taken from the bore cores during the Longdong exploration program. Only seven of the results were deemed reliable by Datun Coal.

Gas samples taken from bore cores for the #7 seam indicate generally low levels (less than 0.5 m^3/tonne) of methane. However, two boreholes measured high levels of methane, one recording 5.9 m^3/tonne while the other recorded 11 m^3/tonne. To date, these areas of higher gas have been managed well by the company.

Resource Estimation

The majority of the exploration boreholes were drilled in the 1970s, while a few were drilled more recently in the 1990s. In general, the core recovery of the seams averaged around 75% of the coal in each of the target seams. Most if not all boreholes were logged using geophysical logging tools to accurately measure the seam thickness which allows the coal tonnage to be accurately calculated.

The coal resources for Longdong mine are shown in Table 4-30 and were current as at 30 June 2006.

Table 4-30: Coal Resources — Longdong

Seam	Measured	Resources (Mt) Indicated	Inferred	Total Resources (Mt)	Mineable Resources (Mt)
#7	21	9	12	42	30
#17	0	1	4	5	0(1)
Total	21	10	16	47	30

(1) #17 seam excluded from Mineable Resources due to low seam thickness and high sulphur content

4.9.3 Coal Reserves

SRK has applied a 75% mining recovery factor to the coal resources to allow for those resources which will not be accessible in a practical mine design. This has been assumed to allow for areas which will not be mineable or fully extractable, such as faults and intrusions, gateroads, main and development entries.

Mining loss and mining dilution factors have also been applied to calculate recoverable reserves. A saleable recovery percentage was then applied to calculate marketable reserves. The resulting coal reserves are shown in Table 4-31.

Table 4-31: Coal Reserves — Longdong

Mining Recovery (%)	Proved Reserve (Mt)	Probable Reserve (Mt)	Proved + Probable Reserve (Mt)	Mining Loss (%)	Mining Dilution (%)	Recoverable Reserves (Mt)	Saleable Recovery (%)	Marketable Reserves (Mt)
75	16	7	23	6	10	23	91	21

4.9.4 Mining and Operations

The #7 coal seam mined at Longdong is approximately 5.5 m thick and dips at between 3 degrees and 8 degrees. The coal seam is extracted with the slicing method by taking 2.6 m at the top of the seam and laying down mesh behind the shields as the longwall retreats. When the panel is completed at the top level the longwall returns to remove the bottom 2.6 m of the coal seam. This method has been successfully operated in previous longwall panels. Although it could be restrictive in productive rates when mining the bottom part of the seam, it ensures complete extraction of the reserves in the panel. Longwall panels were previously restricted to a length of 1 km, as the Design Institute responsible for the mining design orientated panels along the dip at a maximum length of 1 km. This design criterion has subsequently changed and panels up to 2 km are being mined. Future longwall panels have been planned to undermine Zhaoyang Lake and also a dam wall that has been established on the surface.

All equipment used at the mine is supplied by Chinese manufacturers with the shearer a MGTY250/600 model and the shields ZY3600-16/36 models. A total of 124 shields are installed along the width of the current face and have a capacity of 360 t each. Five development panels are deployed of which four utilise conventional blasting methods and one panel utilises an S-100 roadheader. Handbolting practices are used in the development panels with on average development figures of 3 m/day for blasting panels and 15 m/day for the roadheader panel achieved. Development for the forming of longwall panels is done in coal with the roadheader panel supplemented by blasting panels, while development of roadways for future mine life is driven in rock by the blasting panels.

The historical production figures achieved at Longdong mine are shown in Table 4-32.

Table 4-32: Mine Production History, 2003 to 30 June 2006 — Longdong

	2003	2004	2005	30 June 2006
Longwall (Mtpa)	1.10	1.20	1.16	0.65
Development (m)	7,818	7,318	9,458	0

Current mining conditions in the #7 seam are acceptable and manageable. Development of main entry roadways are driven in rock to ensure stability for the mine life. The mining in rock is also done to an arched profile at a width of 4 m with further support and shotcreting with wire mesh applied afterwards. Mining in coal to develop panels for longwall mining is done at a width of 4.2 m and a height of 2.4 m.

Stonedusting is not applied at the mine. Sidewalls and roof are washed down periodically with water and water barriers are in use.

Ventilation quantities are generally lower than internationally accepted standards. The airflow quantity reported for the longwall panel is 30 m^3/sec and for the development panels 1.8 m^3/sec. A total of 115 m^3/sec is circulated through the mine. Low methane levels are reported and detected underground. In-time methane monitoring is available on the surface in a centralised control room and equipment underground is interlocked to trip power when methane levels exceed 1.5% concentration. Although low levels of methane have occurred, it was noted that boreholes in future western mining reserves indicated higher levels of methane up to in-situ values of 11 m^3/tonne. These high methane levels will require a different approach to managing methane content in these areas, e.g. pre-drainage, higher ventilation velocities etc. Temperature levels underground and in the mining panels are acceptable.

Only low levels of dust are evident underground and measurements are taken every 10 days in identified areas in compliance with legislation. A chemical (identified as NCZ-1) is applied to the floors of the main intake roadways to prevent excessive dust generation and carriage into the rest of the mine.

Longdong mine utilises conventional methods of transportation underground. Coal is transported from the longwall panel to the surface by rubber belt conveyor systems and in development panels initially by a scraper chain conveyor and subsequently by the rubber belt conveyor system. Electric trains are utilised to transport personnel closer to the mining panels. Material and waste are transported by conventional winch and skip systems to the main shaft system where it is transported by an elevator system with a capacity of 1.2 Mtpa.

4.9.5 Infrastructure

Three vertical shafts have been established at Longdong mine. One shaft serves as a ventilation extraction shaft, one shaft as the main shaft to transport coal and waste to the surface and one shaft as an auxiliary shaft to transport men and material to and from the surface. The depth of the auxiliary shaft is 328 m.

Electricity for the mine is supplied from a power plant owned by Datun Coal. Power is supplied at 35 kV and three independent feeds have been established. The supply has historically been very reliable with no failures or interruptions occurring. Supply capacity to the mine is 5,237 kWh and the usage is stated at 3,200 kWh.

Water is supplied to the mine from closely situated boreholes at 4,000 cubic metres per day (m^3/day) and stored in reservoirs on surface. A total of 3,000 m^3/day of water is consumed, of which 1,000 m^3/day is for industrial purposes and 2,000 m^3/day for domestic use. Three pumps of 80 cubic metres per hour (m^3/hr) capacity each have been installed on the surface to pump water for underground use with only one pump

required for the underground water supply. Underground water is pumped to the surface and utilised for sewerage handling and coal washing in the CPP. No water is recycled for underground use.

4.9.6 Capital and Operating Costs

Historical capital investment and planned investment for Longdong mine until 2008 is indicated in Table 4-33. Unit cost at Longdong mine increased from 2003 to 2004 due to a change in accounting practice and reporting similar to Xuzhuang mine, with a decrease in operating cost achieved from 2004 to 2005 (refer Table 4-34 below).

Table 4-33: Capital Expenditure — Longdong

Operating Company and Mine	Mining Method	Capital Expenditure (RMB Million)					
		2003	2004	2005	2006	2007	2008
Shanghai Datun Energy Resources Co., Ltd.							
Longdong	UG	19	10	8	14	14	40

Table 4-34: Average Annual Mine Cash Costs — Longdong

Operating Company and Mine	Mining Method	Cash Operating Cost (RMB/tonne)		
		2003	2004	2005
Shanghai Datun Energy Resources Co., Ltd.				
Longdong	UG	149.96	212.36	198.99

4.10 Yaoqiao Underground Mine

4.10.1 Introduction

Yaoqiao is the best performing mine in Datun Coal. The mine started in 1976 and had a design capacity of 1.2 Mtpa. A new shaft was implemented in 2000 to increase production by a further 1.8 Mtpa to reach a total of 3 Mtpa.

Two seams are extracted at Yaoqiao mine, the #7 and #8 seams, of which the #7 is the main mining seam. The seams are located at a depth of approximately 400 m. The mine has already undermined 17.2 km^2 of Zhaoyang Lake, however no inflow of water from the lake has been evident.

Three longwall systems and nine development panels were in operation at the mine in 2005. The top coal caving method is used in the longwall mining process to extract the complete seam at 5.5 m. The mine produced 3.5 Mt in 2003 and 3.4 Mt in 2004 and 2005 respectively.

4.10.2 Geology and Mineral Resources

The stratigraphic sequence of Yaoqiao coal mine is outlined in Table 4-35.

Table 4-35: Stratigraphic Sequence — Yaoqiao

Stratigraphic Unit	Thickness Range (m)	Average Thickness (m)
Quaternary	81 to 227	163
Jurassic and Cretaceous	0 to 449	0(1)
Upper Permian (Shang Shi Hi Zi Group)	180 to 212	200
Lower Permian (Xia Shi Hi Zi Group)	201 to 297	242
Lower Permian (Shanxi Group)	64 to 131	105
Middle and Upper Carboniferous (Benxi and Taiyuan Group)	180 to 200	190

(1) Zero indicates unit does not exist in mining area but range reflects regional geology beyond mining area

Topography at Yaoqiao is flat, similar to that of Longdong. Yaoqiao mine lies adjacent to the south of Longdong mine and covers an area of some 57 km^2, 13.5 km in length along the strike (EW direction) and about 4.2 km in width. The Permian strata dips to the north and varies from 8 degrees to 20 degrees, averaging around 12 degrees. The stratigraphy of Yaoqiao is outlined in Table 4-36. The Quaternary material is similar to that at Kongzhuang.

The #7 seam is the main seam mined at Yaoqiao. The seam averages 5.5 m in thickness and is extracted using top level caving in longwall panels. The roof conditions are very favourable for this method of mining and the recovery of the total seam is good, with minimal dilution involved.

The #8 seam is not present in the western part of the area, but in the east it is mined in selective areas of Yaoqiao. When the interburden between the #7 and the #8 seams is less than 1 m, the seams are mined together using top level caving as their combined thickness reaches a maximum of 11 m. Otherwise, they are mined separately.

Table 4-36: Seam Statistics — Yaoqiao

Seam	Thickness Range (m)	Average Thickness (m)	Average Interburden (m)
#7	1.4 to 9.9	5.5	600 (to surface)
#8	0 to 9.9	3.3	9
#17	0.1 to 2.6	1.1	95

The #17 seam has yet to be mined.

Structure

The geology at Yaoqiao is considerably more complex than that of Longdong mine. It is disrupted with frequent faults of less than 1 m throw. The major structural features trend NE-SW and are generally normal faults. The average normal fault has between 3 and 8 m throw which causes minor disruptions to the mining operation.

The #7 seam is intruded by a number of igneous sills within the Yaoqiao area. A large sill is located in the south, a smaller one in the west (intersected by two boreholes) and another is found on the eastern boundary. As well as sills, the coal seams in Yaoqiao are dissected by large Dioritic dykes up to 150 m wide, some 1 km in length and trending E-W. These dykes generally consist of fresh material and therefore are hard to penetrate for the longwall shearer.

Coal Quality

Coal mined at Yaoqiao produces thermal coal products.

All the ROM coal is washed through a dense medium cyclone wash plant at the mine site (see Coal Processing section for more details). The typical quality parameters of each seam are summarised in Table 4-37.

Table 4-37: Typical Coal Quality — Yaoqiao Seams

Seam	Inherent Moisture %(ad)	Raw Ash %(ad)	Washed Ash %(ad)	Raw Sulphur %(ad)	Washed Sulphur %(ad)	Washed Phosphorus %(ad)
#7	1.3-1.67	14.3	7.2	0.74	0.41	0.013
#8	1.3-1.67	11.6	5.1	0.93	0.81	0.004
#17	1.3-1.67	15.9	7.0	2.08	1.54	0.004

Gas

Twenty-eight gas samples were taken from the bore cores during the Yaoqiao exploration program. Seventeen samples of the #7 seam recorded methane levels between 0 and $0.1m^3/t$. Six samples of the #17 seam recorded methane levels between zero and $4.0m^3/t$. To date, these areas of higher gas have been well managed by the company.

Resource Estimation

The majority of exploration boreholes were drilled in the 1970s, while a few were drilled more recently in the 1990s. In general, the core recovery of the seams averaged around 75% of the coal in each of the target seams. Most if not all boreholes were logged using geophysical logging tools to accurately measure the seam thickness which allows the coal tonnage to be accurately calculated.

The coal resources for Yaoqiao mine are shown in Table 4-38 and were current as at 30 June 2006.

Table 4-38: Coal Resources — Yaoqiao

Seam	Measured	Resources (Mt) Indicated	Inferred	Total Resources (Mt)	Mineable Resources (Mt)
#7	141	18	102	261	159
#8	22	26	14	62	48
#17	0	0	58	58	0
Total	163	44	174	381	207

4.10.3 Coal Reserves

SRK has applied a 75% mining recovery factor to the coal resources to allow for those resources which will not be accessible in a practical mine design. This has been assumed to allow for areas which will not be mineable or fully extractable, such as faults and intrusions, gateroads, main development entries etc. Mining loss and mining dilution factors have also been applied to calculate recoverable reserves. A saleable recovery percentage was then applied to calculate marketable reserves. The resulting coal reserves are shown in Table 4-39.

Table 4-39: Coal Reserves — Yaoqiao

Mining Recovery (%)	Proved Reserve (Mt)	Probable Reserve (Mt)	Proved + Probable Reserve (Mt)	Mining Loss (%)	Mining Dilution (%)	Recoverable Reserves (Mt)	Saleable Recovery (%)	Marketable Reserves (Mt)
75	122	33	155	6	10	161	80.8	130

4.10.4 Mining and Operations

The main seam mined at Yaoqiao mine is the #7 seam, however the #8 seam occasionally moves towards the #7 seam with a very small interburden of a few millimetres. In this case the #8 seam is extracted together with the #7 seam, with a cut-off interburden of 1 m. This coalescing of the #7 and #8 seams is more prevalent in the eastern part of the mining reserve, making the extraction of the #8 seam economical in this area.

The mine is equipped with three longwall panels utilising the top coal caving method. One longwall panel visited by SRK (panel 7001), was 170 m wide and 1.4 km long. Equipment is Chinese-supplied with the shearers a MGTY250/600 model and the shields 139 x ZFSB4400, 100 x ZFSB3800 and 133 x ZF2800 for the three panels respectively. Development is undertaken with nine panels, including six conventional blasting panels for rock development and three roadheader panels equipped with S-100 roadheader machines for coal roadway development. The blasting panels produce at an average of 100 m per month and the roadheader panels at 400 m per month. The record development production in coal with a roadheader achieved in the past was 700 m per month. The historical production figures for Yaoqiao mine during the last three years are shown in Table 4-40.

Table 4-40: Mine Production History, 2003 to 30 June 2006 — Yaoqiao

	2003	2004	2005	30 June 2006
Longwall (Mtpa)	3.51	3.41	3.40	1.93
Development (m)	17,018	16,008	16,038	0

The average dip in the coal seam at Yaoqiao mine is 18 degrees. Fair to difficult mining conditions are present requiring relatively intensive support to ensure stability in the long term. Additional secondary support is required in localised areas where faulting and intrusions intersect the mining seam. Coal roadways are developed at 4.2 m width by 2.6 m height and are supported as a standard with steel point and cable anchors.

Development for future expansion of the mine is done through rock with blasting panels. This method of development is conducted to ensure longevity of main access roadways over the life of the mine. The roadway is driven at a base width of 4.8 m and a height of 3.8 m and profiled in an arch to further enhance stability. Shotcrete and mesh are also applied after support has been installed, and a water canal is formed at the side of the roadway to assist in water management.

Ventilation quantities are generally less than international standards. The airflow quantity reported for the longwall panel is 11 m^3/sec and for the development panels 8 m^3/sec. Low methane levels are reported and detected underground. In-time methane monitoring was not available on the surface in 2005, however it was being implemented. Equipment underground is interlocked with local monitors in the panel to trip power when methane levels exceed 1.5% concentration. Temperature levels underground are acceptable.

No stonedusting practices are employed at the mine. Water barriers are in use.

Excessive dust levels are not evident in the underground workings and measurements are taken every week in identified areas in compliance with legislation.

The mine utilises conventional methods of transportation underground. Coal is transported from the longwall panel to the surface by rubber belt conveyor systems and in development panels initially by a scraper chain conveyor and subsequently by the rubber belt conveyor system. Electric trains are utilised to transport personnel closer to the mining panels. Travelling distances of up to 5 km exist between the shaft system and the working panels. Material and waste are transported by conventional winch and skip systems.

4.10.5 Infrastructure

In 2000, Yaoqiao mine implemented an additional shaft system to cater for the increased production capacity of 3 Mtpa. By 2005, a total of seven vertical shafts had been established at Yaoqiao mine. Two auxiliary shafts are utilised to transport men and material to and from surface and two main shaft systems with a combined design capacity of 3.9 Mtpa are utilised to transport coal and waste material to the surface. Three ventilation shafts provide ventilation capacity to the mine.

Electricity is supplied to the mine by the Datun Coal-owned power station via 35k V overhead powerlines. There is a total of 51,150 kVA installed capacity, with the reported required installed capacity underground at a maximum of 15,000 kW and an average of 8,000 kW. The system is reported to be reliable, and other than a few thunderstorms in the past resulting in interruptions, no major delays or interruptions have been experienced.

Water supply to the mine is from four boreholes (spaced at 500 m) with the furthest hole situated approximately 2 km from the mine. The water is stored in a 400 m^3 reservoir on the surface before being piped underground through the three ventilation shafts. These boreholes supply Yaoqiao mine only, but are also used to supply requirements for domestic use. Water is recycled from underground through a water treatment plant to be used as sewerage water.

Mine personnel are aware of and have reported that the water supply capacity from the boreholes is decreasing. To counter this, water restrictions have been implemented for domestic use and domestic supply is cut off every day from 12:00 pm to 5:00 am. A current supply capacity of 7,000 m^3/day is available and 2,700 m^3/day is used, leaving a surplus capacity of 4,300 m^3/day. A further 3,600 m^3/day capacity is available through the water treatment plant.

4.10.6 Capital and Operating Costs

The historical and planned capital investment at Yaoqiao mine is indicated in Table 4-41 below.

Operating cash cost at Yaoqiao mine in 2004 increased compared to 2003 due to a change in accounting practice, with a further cost increase experienced in 2005 (refer to Table 4-42 below).

Table 4-41: Capital Expenditure — Yaoqiao

Operating Company and Mine	Mining Method	Capital Expenditure (RMB Million)					
		2003	2004	2005	2006	2007	2008
Shanghai Datun Energy Resources Co., Ltd.							
Yaoqiao	UG	22	29	15	22	22	30

Table 4-42: Average Annual Mine Cash Costs — Yaoqiao

Operating Company and Mine	Mining Method	Cash Operating Cost (RMB/tonne)		
		2003	2004	2005
Shanghai Datun Energy Resources Co., Ltd.				
Yaoqiao	UG	93.60	135.95	151.44

5 HUAJIN COAL MINING COMPANY

5.1 Introduction

Huajin Coking Coal Co., Ltd. (Huajin Coal) was formed by a joint venture between China Coal (50%) and the Sanshi Coking Group (50%). The company operates the Shaqu underground mine and is

developing the Wangjialing underground mine. The Shaqu mine is situated adjacent to the town of Liulin, 230 km south of Taiyuan in the Liliu Coal Field which is within the Hedong Coal Field which is a 7.6 Bt resource. The Wangjialing exploration site situated south-west of the Xiangning mining area in Shanxi province has been approved for mining by the provincial and state governments. The project plan is to start development of the mine during 2007.

Shaqu mine's current design production capacity is 3 Mtpa and coal is washed at a company-owned wash plant with a capacity of 1.5 Mtpa. In 2005 a second plant with a capacity of 3 Mtpa was under construction. Shaqu mine produced 1.63 Mt in 2004 and 1.87 Mt in 2005. The capacity of the Wangjialing mine at full production is planned at 6 Mtpa for 2010.

Shaqu mine produces coking coal of which approximately one-third is exported to South Korea and Japan, one-third sold to local clients and one-third used by Huajin Coal to produce coke for steel work clients. The export coal is shipped through three ports which are all situated approximately 800 km from the mine.

5.2 Corporate Management Structure

The corporate management structure is shown in Appendix 2. Workforce numbers for Huajin Coal are shown in Table 5-1.

Table 5-1: Workforce Numbers — Huajin Coal

Category	Employees
Production(1)	
Shaqu UG	1,755
Management(2)	10
Other(3)	419
Total	2,184

(1) Permanent and contractor employees involved in mining activities

(2) Senior management — excludes functional departments

(3) Only personnel involved with the mines — excludes CHPP, rail etc

Salaries for skilled non-technical workers start at RMB600 per month while skilled underground mine workers earn RMB1,800 per month. Technical personnel are remunerated at RMB1,900 per month and high level personnel at RMB2,400 per month.

5.3 Occupational Health and Safety

Shaqu mine utilises a safety management system that appoints safety monitors from head office and site personnel to conduct inspections and improve safety conditions. A total of 78 safety monitors are appointed at Shaqu mine. Investigations are conducted after an incident occurs in an attempt to determine the root cause. This information is communicated to all employees and contractors at special workforce meetings and at the start of shift safety meetings. Safety procedures are developed through accident investigations to prevent recurrence of similar incidents.

Employees undergo safety training through a government training centre every year and position-specific training every three years. Workers are also trained and encouraged to identify and report hazards, for which the company offers a financial reward.

The safety statistics for Shaqu mine since 2003 are listed in Table 5-2.

Table 5-2: Accident Statistics, 2003 to 2005 — Huajin Coal

Category	2003	2004	2005
Fatal(1)	0	0	0
Serious(2)	1	0	0
Minor(3)	1	3	0

(1) Accident causing death (number indicates lives claimed)

(2) Accident requiring hospitalisation and do not return to work for more than 24 hours (includes fatal incidents)

(3) Accident which does not require hospitalisation and employee returns to work within 24 hours

Contractors are included in the above figures, which reflect very low levels of injury frequency. Only one serious injury, namely a broken leg, has occurred at the mine since 1999. No minor or serious injuries are planned for, however a maximum limit for a fatality rate of 0.5 persons per Mt of coal mined is set every year.

Mine representatives consistently demonstrate that safety is a priority and that it remains a significant consideration in all aspects of planning and operation. Similarly, the safety statistics reflect good performance.

Shaqu mine is reported to be one of the highest methane level mines in China. Very high levels of methane in the coal seam are apparent and the mine utilises in-seam drilling practices prior to longwall mining to de-gas the seam to mineable levels.

5.4 Environmental Assessment

5.4.1 Introduction, Scope and Background

An environmental assessment of Huajin Coal was completed by SRK to assess Huajin Coal's environmental management across its operations. The primary reason for assessing Huajin Coal's environmental management was to identify any potential financial liabilities arising from its operations, which include:

- Shaqu underground coal mine and Wangjialing Exploration Zone (for the proposed Wangjialing underground coal mine)
- Two coking plants operated under contract to Huajin Coal by the China Coal Coking Group Ltd (Coking Plant No. 1) and the Longquan Cokechem Company Ltd (Coking Plant No. 2)

In addition to visiting the above major sites, the SRK environmental assessment included interviews with key environmental staff members of Huajin Coal, inspection of relevant environmental documentation and interpretation of responses to an environmental questionnaire provided by SRK.

As for environmental assessments of previous China Coal subsidiary companies, this environmental assessment is reported entirely at corporate level. This approach was adopted as Huajin Coal has an office adjacent to its Shaqu mine at Liulin from which the environmental management of both Shaqu underground mine and the proposed Wangjialing underground mine is resourced.

5.4.2 Corporate Environmental Awareness

Huajin Coal has only been operating the Shaqu mine since 2004. ISO9001 and ISO14001 accreditation require a qualifying operational period prior to a mine being permitted to apply for International Standard Organisation (ISO) status. Huajin Coal plans to apply for environmental, quality and safety accreditation for both the Shaqu and Wangjialing mines when they have been operational for several years.

This is also the situation for Coking Plant No. 1, while Coking Plant No. 2 is internally evaluating the ability to meet the requirements for application.

5.4.3 Mining Title and Royalty Payments

Huajin Coal is licenced to mine underground at both its Shaqu and Wangjialing mines. Mining licence details are provided in Table 5-3. Huajin Coal holds both the surface and mineral rights at its Shaqu mine and at the proposed Wangjialing mine, with the mining licences valid until September 2031.

Table 5-3: Mining Licence Details — Huajin Coal

Mine	Mining Licence No.	Mining Area (km^2)	Issue Date	Licence Tenure
Shaqu	1000000420071	138.4	December 2004	27 years
Wangjialing	1000000420072	176.7	December 2004	27 years

Should Huajin Coal still have mineable coal reserves following expiration of its mining licences, it can apply for a new or extended licence. The mining licences were issued by MOLAR in December 1999. Huajin Coal pays mining royalties and taxes at its Shaqu mine according to Chinese Mineral Resources Law (1996 as amended).

There are no options held over the mining land other than by the government and it is not permitted to divest mining licences to other commercial operations.

5.4.4 Environmental Licencing, Compliance and Reporting

As previously noted, it is a statutory requirement that environmental considerations are detailed in the project feasibility study for all new projects in China, which is subsequently presented to the Environmental Protection Bureau of the respective province in which the operation is located, which in this instance is Shanxi province. This environmental component is essentially akin to an environmental impact assessment report and is passed to the state agency if required, commensurate with the scale of the proposed operation. The various operational environmental licences are then granted to the mining company based on the sustainability of the operation according to this environmental feasibility study, in addition to its ability to manage its environmental obligations under the National Environment Protection Law (1989). For the Shaqu operation, environmental licences were granted at provincial level for boundary noise, gaseous emissions and water discharge. Further to these environmental licences, Huajin Coal maintains a licence at Shaqu from the local Liulin County Water Resource Management Commission for groundwater extraction.

Shaqu mine is required to prepare an individual annual environment report to the Shanxi provincial Environmental Protection Bureau that incorporates data on waste volumes generated, noise, wastewater and gaseous emissions. After approval, the report is passed from the provincial regulators to the local county environmental regulators who conduct random inspections approximately every four months. Huajin Coal also maintains its own on-site environmental laboratory to monitor water quality on site. A similar reporting system is in operation at both the coal coking facilities, though Coking Plant No. 1 is still under construction and is only operating at approximately 25% of capacity at this stage.

The plant was expected to be fully operational in early 2006. Coking Plant No. 2 has approval from the local government to expand its coal washing plant capacity by an additional 600,000 tonnes per annum.

The environmental approvals pathway prior to commissioning the Wangjialing mine is approaching completion. The Xian Coal Design Institute designed the mine and submitted the final feasibility study to State Development and Reform Committee in March 2003.

The environmental plan for the mine was approved by the State Environmental Protection Bureau at the end of 2003, while the water plan was approved by the State Ministry of Water Resources also in late 2003. The State Ministry policy changed in August 2004 however, to one that required a series of different

approvals. In this regard, the 'location' report was approved by the Shanxi government in 2004, with the 'land use' report being approved by both the local and provincial governments in late 2004. These were also approved by MOLAR in March 2005, with the only remaining approval required being from the State Development and Reform Committee, which is pending.

SRK inspected the Annual Environment Report for the Shaqu coal wash plant and found all environmental data to be in compliance with relevant criteria.

5.4.5 Environmental Staff

Huajin Coal maintains the following environmental staff at its head office that oversees both the Shaqu and Wangjialing sites. There are two professional environmental managers that are included in the operational staff, with an additional four technical staff in the coal wash plant located at Shaqu dedicated to environmental management. In addition, Huajin Coal maintains an 'environmental protection team' that consists of 13 staff from various departments to oversee environmental compliance. The two coking plants both have two environmental staff members who report on and maintain environmental compliance.

5.4.6 Environmental Planning and Budgets

Huajin Coal produces 10 year long term environment plans for their Shaqu operations, while the environmental planning for Wangjialing is still at the feasibility stage. As noted above however, the environmental and water plans for the proposed Wangjialing mine have been approved by the relevant authorities. No environmental plans were sighted by SRK at either coal coking plant, however, plant No. 1 was still being built with environmental plans approved by the regulators, while plant No. 2 also had expansion plans approved by the regulators. It should be noted that the gas power technology, emissions scrubbing equipment and water recycling equipment being installed at plant No. 1 suggest it will be a leader in environmental or 'clean production' technology in China.

SRK inspected Huajin Coal's 2005 environmental budgets and noted that it planned to spend upwards of RMB500,000 on site rehabilitation. Furthermore, as the plant has been operational for less than one year, all environmental infrastructure is relatively new, and large budgets for upgrading and/or maintaining environmental equipment are not required at this early stage of operation.

5.4.7 Water Management

Huajin Coal has a company-wide policy on water conservation, and is aware that it operates in a semi-arid environment. This awareness is demonstrated by on-site water treatment and recycling. Water is sourced for Shaqu mine by five groundwater wells approved by local authorities. Groundwater also supplies the water for both coking plants with Coking Plant No. 1 having six wells as supply and Coking Plant No. 2 having three wells to supply its water needs. There is no off-site water discharge at either of the coking plants, with all industrial water recycled into either the coal wash plant, the quenching operations and/or used as on-site dust suppression. There is a WWTP under construction at Coking Plant No. 1 (expected to be operational in October 2005), while Coking Plant No. 2 does not have an on-site waste water treatment plant.

Shaqu mine has an on-site WWTP that treats coal wash water prior to it being recycled for on-site industrial use. Limited seasonal discharge of wastewater is undertaken at one discharge point from treated residential wastewater by Huajin Coal. SRK inspected discharge water quality data and found it to be in compliance with relevant Chinese environmental standards. Overall, it is the opinion of SRK that Huajin Coal takes its water management responsibilities seriously and manages its water use accordingly.

5.4.8 Waste Rock, Tailings and Rehabilitation Management

Due to the underground nature of the Shaqu mine, waste rock generation is significantly less than for an open-pit mine. This fact considered, Huajin Coal still produces sufficient waste rock to require a management plan. In this regard, the waste rock from Shaqu mine is disposed of in waste rock dumps on the side of the hillside immediately behind Shaqu Mine. Due to the geotechnical challenges imposed by the method of waste rock disposal at Shaqu, the work is subcontracted out to the Shanxi Rehabilitation Company. Rehabilitation is undertaken in a progressive fashion with a 2 m thick soil cap covering the shale and sandstone waste rock. The soil cap is then covered with a geo-membrane and revegetated. The rehabilitated areas at Shaqu blend in with local geomorphology very well. Sediment traps and channels are also constructed on the rehabilitated areas to manage surface water run-off.

The anticipated life of the waste rock dump at Shaqu is 12 years, after which waste rock will be transported to a new site with an anticipated life of approximately 10 years. The mine life at Shaqu is expected to exceed this timeframe and an alternative waste rock disposal area will be required following expiration of the current and proposed sites. Coal wash tailings at Shaqu mine are beneficially re-used by being dried and sold to local brick makers as a cheap fuel source. This tailings management plan has been approved by local government. Boiler ash at Shaqu mine is disposed of in the waste rock dump and rehabilitated. The presence of boiler ash in the waste rock dump will have a small neutralising effect on any oxidising sulphide minerals potentially present in the waste rock, although none were sighted during SRK's visit.

In 2005, no waste was generated at the Wangjialing site, though SRK was not supplied with the mine plan and can therefore not comment on any proposed waste rock or tailings management plans. The coal wash plant at Coking Plant No. 1 was not yet operational at the time of SRK's visit; therefore, no waste was being generated. When the plant is completed, it is planned to use the coal wash rejects as a fuel in a yet-to-be established power plant. Coal wash plant rejects at Coking Plant No. 2 are sold as briquettes for power generation to the local power plant.

Overall, it is the opinion of SRK that Huajin Coal's plans for waste rock and tailing management are suitable for the operations. Furthermore, considering the remote nature of the operation, it is unlikely Huajin Coal will experience any major problems locating alternate waste rock disposal areas following expiration of the current and proposed sites.

5.4.9 Dust Management

Dust at the proposed Wangjialing site was not an issue in 2005 as the land was being cropped and there were no mining operations on site. Dust is managed at the Shaqu mine in both underground and above ground operations. Water sprays are in place on the longwall cutting equipment to suppress underground dust, while water is sprayed over temporary coal stockpiles above ground. Dust is routinely monitored and data reported for the coal storage area and also in the coal wash facility. In this regard, Huajin Coal attempts to keep the coal damp throughout the coal handling and treatment process in order to suppress dust.

As noted the WWTP at Coking Plant No. 1 is still under construction, however it is planned to use the recycled water from the plant once completed for on-site dust suppression, including in the coal washing facility still under construction. While there is no waste water treatment facility on site at Coking Plant No. 2, waste water is also recycled and used in on-site dust suppression. Both coking plants are required to report on dust emissions as part of their environmental licensing requirements.

5.4.10 Social and Regulatory Relations

Following discussions with Huajin Coal staff it appears that relations with both local residents and regulatory bodies are sound. The good relationship with the local community of Liulin is primarily due to employment opportunities. Direct mine employment also has positive downstream effects on the local and regional economy in service industries.

Residents directly affected by mine site operations are compensated by Huajin Coal and relocated from the area. Relocations are also likely to occur at the proposed Wangjialing operation prior to commencement of mining activities. The remote location of Coking Plant No. 1 minimises impact on residents while also providing good employment opportunities. There is minimal impact on residents from operations at Coking Plant No. 2, due to it being located in a specifically designed 'heavy industry' park.

Huajin Coal's relations with statutory bodies are sound, as evidenced by the fact that Huajin Coal has not been fined for breaching environmental standards at either its Shaqu mine or the operating coking plants. Furthermore, the proposed Wangjialing mine has been approved for operation and such approvals are not granted if the mining company has previously logged a large number of environmental incidents or proved to be environmentally irresponsible. It is the opinion of SRK that Huajin Coal's proactive approach to its environmental responsibilities, in particular its water management requirements, has helped to maintain these positive relationships with relevant regulatory staff.

5.4.11 Environmental Assessment Conclusions

Following interviews with key Huajin Coal environmental and managerial staff, and inspection of environmental documentation and operations, SRK found that Huajin Coal has a sound and proactive approach to its environmental responsibilities and is managing its operations in compliance with its environmental obligations. This opinion is supported by the fact that Huajin Coal has not been fined for any environmental breaches across its operations to date. Specific focus is on water management and conservation, along with cleaner production technology. These areas of focus are evident in investment in plant and equipment at operating sites, as well as of sites under construction.

5.5 Coal Processing and Transport

During 2005, 30% of coal from Huajin was destined for export and 70% for the local market. The export coal is shipped through three ports, each of which is approximately 800 km from the mine site. The three ports are Qingdao, Rizhao and Tianjin. The local product is sold to steel manufacturers and is railed to customers through the public railway network.

The coal is initially transported by train from the mine for 1.5 km on a company-owned rail line to the Muchun railway station. From this railway station the company utilises the public rail network to supply the coal to customers. Trucks are used to deliver coal to local customers within a radius of 100 km and consideration is being given to increase the supply to these customers to minimise congestion on the public railway system.

Huajin Coal is also preparing to expend funds to improve its ability to transport coal by upgrading the current system or by consideration of a new line with electric trains. Finances to initiate these improvements were provided in the 2005 budget.

Furthermore, the government is planning the construction of an additional railway line with a capacity of 16 Mtpa, with construction to commence at the end of 2005.

5.5.1 Shaqu CPP

This site has been equipped with two processing plants, namely a traditional Chinese jig plant with a capacity of 1.5 Mtpa and a new dense medium plant with a capacity of 3 Mtpa. The latter plant commenced trial production in August 2005. It is also planned for the current ROM section to be upgraded to match the increased capacity which will increase efficiency and allow for different quality feeds. Subsequent to the ROM upgrade, the old jig plant will be stripped out and rebuilt as another new dense medium plant.

Jig Plant

The Shaqu jig plant was first operated in 1996 and is still in excellent order. A picking belt system feeds the 200 mm x 50 mm raw feed from the ROM stockpiles with the material then crushed to −50 mm. It then passes through four bins of 360 t capacity each to reach the plant. The full size range is then washed in a 2 m, three-product jig. The jig rejects are discarded and the middlings are either bunkered for the on-site boiler that generates steam for heating, sent to a truck bin for local sales or conveyed to the 3,300 t train loading bin.

The jig product is screened at 10 mm and the oversize is stored in 3 x 2,300 t train loading bins. The fine jig product is separated at 0.5 mm using an elevator separator and screen, and the 10 mm x 0.5 mm product is dewatered in four centrifuges and sent to train loading. The 0.5 mm x 0 mm product is thickened with the thickener underflow cleaned in a flotation plant. The product is dried on two disc filters and the flotation tailings are dried in plate press filters and sold for home fires.

The Shaqu jig plant was due to be taken out of service in late 2005. Workforce numbers in 2005 were 170 plus additional maintenance staff.

New Dense Media Plant

In 2005 a new dense media plant was constructed by an Australian company using equipment sourced from Australia. It was built according to typical Australian design with steel structure and cladding, but typical of Chinese design, is large and very spacious.

The 50 mm x 0.5 mm feed is processed in two stages of dense medium cyclones. The high grade and middlings product are dried by horizontal centrifuges while the fines are floated in conventional cells. The cell product is dried in Chinese manufactured hyperbaric filters and the tailings are thickened in a thickener and dried in a press. The new plant mass balance is shown in Table 5-4.

Table 5-4: New Plant Mass Balance — Shaqu CPP

New Plant	Tonnes/hour	Ash (%)
Feed	650	23
High Grade Product	480	10
Middlings	52	38
Reject	100	71
Tailings	18	42

Forecast availability figures are not considered to be an issue as the plant is only required to run for 10 hours/day. The new plant will however be budgeted to run 16 hours/day.

A workforce of 339 is planned for the new dense media plant.

Quality

Typically ROM float/sink tests show 80% yield at 9% ash for a 1.70 SG cut. The new plant is planned to be run with the primary cyclone at 1.62 SG for 9% to 10% ash and the secondary cyclone at 1.80 SG for 45% ash.

The ROM coal supplied from Shaqu mine is reported to have an ash range of between 21% and 29% and volatiles ranging between 17.5% and 19.0%. The calorific value (CV) of the product is 7,700 kcal/kg with a crucible swelling number (CSN) between 6.5 and 8.0. Sulphur values range between 0.4% and 1.0%.

The quality parameters for the plant are indicated in Table 5-5.

Table 5-5: Quality Parameters — Shaqu CPP

		Ash (%)	CV (kcal/kg)	Sulphur (%)	TM (%)
Feed	#7 Seam	24.0	—	0.5	—
Product	High Grade	10.0	7,700	0.5	11

5.5.2 Coal Production History

The historical production for the Huajin Coal processing plant is shown in Table 5-6.

Table 5-6: Coal Processing Plants Production History, 2003 to 30 June 2006 — Shaqu

		2003	2004	2005	30 June 2006
Washed Coal	Mt	0.64	0.92	0.95	0.65
Middlings	Mt	0.10	0.21	0.24	0.11
Raw Coal and Waste	Mt	0.13	0.24	0.24	0.14
Total	Mt	0.87	1.37	1.43	0.9

5.6 Long Term Plans

Huajin Coal produced 1.63 Mt from Shaqu mine in 2004 and 1.87 Mt during 2005. The production plan indicates an increase to 2.4 Mt for 2006. The five year plan for Shaqu mine includes the increase of production to 8 Mtpa but no formal plan has yet been finalised. An application for approval has been lodged with the local government and pending the outcome, three additional longwalls will be purchased and deployed in the western and eastern sides of the current mine. Planned production figures indicate Shaqu mine to double current production by 2008 as shown in Table 5-7.

Table 5-7: ROM Production Forecast — Shaqu

Year	Production (Mt)
2006	2.40
2007	3.00
2008	5.00

Construction at Wangjialing exploration site was approved by the state government and is planned to commence during 2007. This timeframe implies that longwall production will commence in 2009 with full production capacity of the mine planned at 6 Mtpa. A wash plant with a capacity of 6 Mtpa will also be constructed to wash Wangjialing coal. The total investment for this project is reported at RMB2,311M.

5.7 Shaqu Underground Mine

5.7.1 Introduction

Construction of the mine commenced in 1992 but ceased in 1998 due to a lack of sufficient funds. In February 2002 construction recommenced under a new joint venture between China Coal (50%) and the Sanshi Coking Group (50%). The #4 seam has been mined since 1999, however full-scale operations only commenced again in 2004.

The #4 seam is being mined at a depth of 400 m below the surface. Two longwall systems are in operation at Shaqu mine, one in the north and one in the south. The longwall in the south cuts at the seam height of 2.4 m and the longwall in the north cuts at 4 m in a 4.2 m seam height. The longwall panels are supported by four development panels.

The mine produced 1.63 Mt in 2004 and 1.87 Mtpa during 2005.

5.7.2 Geology and Mineral Resources

General topography over the Shaqu mine consists of a wide river flat and therefore has no relief. Beyond the river flat there are high mountainous areas. The stratigraphic sequence of Shaqu coal mine is outlined in Table 5-8.

Table 5-8: Stratigraphic Sequence — Shaqu

Stratigraphic Unit	Thickness Range (m)	Average Thickness (m)
Quaternary	20 to 130	100
Triassic	0 to 59	0
Upper Permian	0 to 148	25
Upper Lower Permian	0 to 97	49
Lower Lower Permian (Shanxi Group)	11 to 98	60
Upper Carboniferous (Taiyuan Group)	57 to 105	79

The Quaternary material is usually unconsolidated and weathered soil, clays, sands and gravel deposited by recent river systems. Gravel is often found at the base of the Quaternary. The Triassic, which consists of greywacke sandstones with minor siltstones and gravel beds in places, is generally not present in the Shaqu mine area.

Seams #2 to #5 belong to the Shanxi Group. Generally the #2 and #3 seams are either too thin or not present due to being eroded away by the overlying Quaternary sediments. Seam #6 through to #10 seam are of the Taiyuan Group. The #6 and #7 seams are too thin or absent and are not recovered in the mining operations. Only the #4, #5, #8, #9 and #10 seams are mined. The #4 seam is thickest in the north area at 4.2 m and gradually thins towards the south to 2.4 m. The #4 seam can include up to six partings, but generally has only one or two stone bands. The partings are usually less than 0.2 m thick. Roof conditions are good, the roof primarily being a competent mudstone. The #5 seam has little or no partings and has a competent limestone roof.

The #8, #9 and #10 seams often coalesce to form a large working section up to 8 m thick. This combined unit has up to seven partings (each generally less than 0.2 m thick) and has a strong and competent limestone roof.

The average dip of the Permian strata is 7 degrees, but can steepen in some areas to more than 15 degrees.

Table 5-9: Seam Statistics — Shaqu

Seam	Thickness Range (m)	Average Thickness (m)	Average Interburden (m)
#4	0.8 to 6	3	115 to 750 (base plate deeply embedded)
#5	0.1 to 5	2.7	5.5
#8/9/10	1.0 to 9.5	7	44.6

Structure

The Shaqu area has little or no structural features. There are very few faults within the Shaqu area and the few that are found are small scale (less than 1 m throw), with little or no affect on the mining recovery of the seams. Minor folding of the strata was found in places, while the general strike of the seams is NE dipping to the NW at dips ranging from 3 to 7 degrees.

A 3D seismic survey was trialled in the area, but found to be unsuccessful due to the gravel layers at the base of the Quaternary. There is no evidence of igneous activity in Shaqu coalfield.

Coal Quality

All the coal mined at Shaqu produces coking coal products. Approximately 30% of the total product is sold on the export market.

All the ROM coal is washed through a dense medium cyclone wash plant at the mine site (see Coal Processing section for more details). The typical quality parameters of each seam are summarised in Table 5-10.

Table 5-10: Typical Coal Quality — Shaqu Seams

Seam	Inherent Moisture % (ad)	Raw Ash % (ad)	Washed Ash % (ad)	Raw Sulphur % (ad)	Washed Sulphur % (ad)	Washed Phosphorus % (ad)
#4	0.5	20.0	7.0	0.45	—	0.050
#5	0.6	22.0	9.0	1.00	0.70	0.050
#8/9/10	0.6	15.0	6.0	2.50	2.00	0.006

Gas

Many gas samples were taken from the bore cores of the three target seams during the Shaqu exploration program. The Shaqu mine is regarded as one of the highest methane gas mines in China.

Bore core gas samples ranged from 7 to 30 m^3/t. The #4 and #5 seams averaged around 10 m^3/t at 92% methane, while the #8, #9 and #10 seams averaged 15 m^3/t at 96% methane. To date, the areas of higher gas have been well managed by the company using gas drainage systems and adequate ventilation.

More lead time will be required to desorb the gas in the lower seams before the panels are safe to mine. Desorption from surface drilling is being investigated by Huajin Coal.

Resource Estimation

There have been two phases of drilling at Shaqu, each having different levels of reliability in terms of seam tonnage and coal quality.

In the 1970s drilling was performed by the Chinese central government using NQ-size core drilling equipment. These boreholes were found to have a low core recovery rate (usually less than 80%) and are considered to be reasonably reliable in terms of coal thickness (due to the use of geophysical logs).

The second drilling program was conducted in the 1990s using good drilling equipment. This program proved to be successful in attaining a coal seam recovery rate of greater than 95% on average. Therefore, in terms of reliable data, the boreholes of the 1990s (to current) are regarded as very reliable data points for use in the estimation of coal resources. The earlier boreholes are regarded as unreliable due to lower than acceptable core recovery and therefore resulted in a downgrading of the resource categorisation.

Reserves have been estimated in areas where the #8, #9 and #10 seams coalesce to form one thick working section.

The parameters used to estimate the Coal Reserve are as follows:

- Minimum coal seam thickness of 0.6 m
- Maximum seam dip of 15 degrees
- Small mining blocks based on coal rank
- Coal excluded beneath surface infrastructure

The coal resources for Shaqu mine are shown in Table 5-11 and were current as at 30 June 2006.

Table 5-11: Coal Resources — Shaqu

Seam	Resources (Mt)			Total Resources (Mt)	Mineable Resources (Mt)
	Measured	Indicated	Inferred		
#4	117	161	184	462	278
#5	104	163	106	373	267
#8	131	218	316	665	0(1)
#9	0	0	72	72	0(1)
#10	0	42	210	252	0(1)
Total	352	584	888	1,824	545

(1) #8, #9 and #10 seams excluded from Mineable Resources due to excessive gas levels

5.7.3 Coal Reserves

SRK has applied a 75% mining recovery factor to the coal resources to allow for those resources which will not be accessible in a practical mine design. This has been assumed to allow for areas which will not be mineable or fully extractable, such as faults and intrusions, gateroads, main and development entries. Mining loss and mining dilution factors have also been applied to calculate recoverable reserves. A saleable recovery percentage was then applied to calculate marketable reserves. The resulting coal reserves are shown in Table 5-12.

Table 5-12: Coal Reserves — Shaqu

Mining Recovery (%)	Proved Reserve (Mt)	Probable Reserve (Mt)	Proved + Probable Reserve (Mt)	Mining Loss (%)	Mining Dilution (%)	Recoverable Reserves (Mt)	Saleable Recovery (%)	Marketable Reserves (Mt)
75	166	243	409	6	10	423	89.7	379

5.7.4 Mining and Operations

Eight seams are present in the resource block of which three are too thin to be economically mined. The #4 seam is being mined, with the #5 seam planned for 2006. The #8, #9 and #10 seams are also deemed to be mineable in future. The #4 seam dips at an average of 7 degrees and is 400 m below the surface.

Two longwall systems are deployed in two separate areas of the mine. The longwall panel visited by SRK during the site visit (panel 14201) is 200 m wide and 1.2 km long. This longwall extracts the whole seam at 2.4 m, however the other longwall extracts 4 m in a seam height of 4.2 m in the northern part of the mine. Equipment is supplied by Chinese manufacturers with the shearer a MGTY300/730-1.1D-model in the north and a MG-200 in the south. The shields are ZZ5200/25/47-models in the north and ZZ4600/16/32 in the south. Three development panels mine in coal and rock, with two roadheader panels equipped with S-120 roadheaders deployed in the north and one blasting panel operating in the south during the time of the visit. The longwall system in the south has a production capacity of 1 Mtpa and the system in the north 2 Mtpa. The historical ROM production figures for Shaqu mine are shown in Table 5-13.

Table 5-13: Mine Production History, 2003 to 30 June 2006 — Shaqu

	2003	2004	2005	30 June 2006
Longwall (Mtpa)	0.98	1.63	1.87	1.25
Development (m)[1]	0	190	1,954	1,417

(1) Development meters reported are low due to development activities completed as part of the establishment period of mine

Development in coal is done at a width of 4 m and a height of 4 m in the north and at a height of 2.6 m in the south. To achieve this height in the south requires cutting into the floor by 200 mm. Mining conditions can become fairly difficult, especially in the tailgate where the roadway is pinching and intensive support in the roof and sidewalls, with additional standing support, is required to keep the roadway open. The high level of stresses on the tailgate side could have been brought about by the widely accepted practice in China of mining a longwall panel with previously mined longwall panels on both sides.

Long term development for mine expansion is done in rock in an arched profile with a base width of 5 m and a height of 4.5 m. A concrete floor of 350 mm is constructed along the roadway and shotcrete applied at a thickness of between 100 mm and 150 mm on the sidewalls and the roof.

Stonedust is not used at the mine. Sidewalls and roof are washed down periodically with water and water barriers are in use as prescribed by legislation.

Ventilation quantities are generally lower than internationally acceptable standards. The airflow quantity reported for the longwall panel is 32.5 m^3/sec and for the development panel measurements indicate 17 m^3/sec in the intake and 8.3 m^3/sec in the mining face. Levels of methane are consistently detected underground. Some of the values detected during the site visit ranged from 0.65 to 1.2%.

Shaqu mine uses in-seam drilling techniques into the longwall block before mining to drain methane to a mineable level. The gas holes are drilled every 10 m to a depth of 150 m and plumbed with hoses to a common pipeline to pipe the methane to the surface for flaring. Surface-to-seam drilling techniques were not used in 2005, however this technique is under investigation to be implemented at a later stage. High concentrations of methane liberates from the #4 seam floor, indicating that the lower seams also contain high levels of methane.

In-time methane monitoring is available on the surface in a centralised control room and equipment underground is interlocked to trip power when methane levels exceed 1.5% concentration in intakes and working faces, and 2% in the longwall return roadway. Monitors are placed in underground workings in

positions prescribed by legislation. A 5% methane peak the day before the site visit was observed on a historical graph in the control room. This peak reading was caused by a power failure and it was reported that all personnel in the ventilation district were evacuated to the main intake until the problem was rectified.

Heat levels experienced underground were acceptable and temperatures are measured in the panels and relayed to surface with the methane and carbon-dioxide readings. Maintenance on underground equipment is scheduled and conducted every day from 4:00pm to 12:00am.

Dust levels were evident during the site visit and measurements are taken every 10 days in identified areas in compliance with legislation and experience of high dust areas. The following methods to prevent dust generation are applied.

- Water injection to coal seam prior to mining
- Sprays on production machines
- Water fog in development panels
- Drilling with water
- Washing of sidewalls and roof on a frequent basis

Shaqu mine utilises conventional methods of transportation underground. Coal is transported from the longwall panel to the surface by rubber belt conveyor systems and in development panels initially by a scraper chain conveyor and subsequently by the rubber belt conveyor system. Personnel travel on foot to their working places and material and waste are transported by conventional winch and skip systems.

5.7.5 ***Infrastructure***

Six shafts in total have been established at Shaqu mine. Four shafts are utilised as intake shafts and two as return shafts. The services installed in each shaft are:

- Intake:
  - Vertical ventilation shaft
  - Vertical auxiliary shaft
  - Incline coal conveyor shaft
  - Incline escape shaft
- Return:
  - Vertical ventilation shaft
  - Incline ventilation shaft

The auxiliary shaft is 378 m deep and is equipped to convey men and material to and from the surface.

The mine is supplied by the local public electricity grid from the Liulin power station (200 Megawatts (MW)) at 110 kV. A surface substation steps the supply down to 10 kV to separately distribute it to the northern side of the mine. This side of the mine is supplied by one supply line over a distance of 2.72 km. For the southern side of the mine, a duplex line of 3.13 km feeds a substation where the supply is transformed to 35 kV to be supplied to a further substation equipped with 2 x 16,000 kVA transformers. Electricity supply is then stepped down to 10 kV and supplied to various substations on the surface and mobile substations underground. Power is supplied to production equipment at 1,140 V and 660 V.

Longwall production is forced to cease during peak times between five and 10 days per month for three to four months of the year because of insufficient supply of power to the mine. The reduced power supply particularly occurs during the seasons of spring and winter.

During this time only development operations and maintenance with other general work can continue. Research and investigative work has commenced to build a company-owned gas-fired power station to utilise the methane drained from underground and alleviate dependency on the local grid.

Water is supplied to the mine from five surface boreholes situated at Kangjiagou, 3.4 km from the mine. The wells have a combined supply capacity of 10,000 m^3/day and in 2005 the total consumption at the mine was 6,397 m^3/day. Only two or three boreholes are required at any given time to sufficiently supply the mine. A total surface storage capacity of 3,200 m^3 is available for mine usage and 600 m^3 for residential use.

5.7.6 Capital and Operating Costs

Historical and planned capital cost figures for Shaqu mine are presented in Table 5-14. A significant increase in capital expenditure is planned for 2007 and 2008 to increase the capacity of the mine.

Table 5-14: Capital Expenditure — Shaqu

Operating company and Mine	Mining Method	Capital Expenditure (RMB Million)					
		2003	2004	2005	2006	2007	2008
Huajin Coking Coal Co., Ltd.							
Shaqu	UG	678	247	182	48	902	776

Reported actual operating costs at Shaqu mine increased significantly from 2003 to 2004 due to a change in accounting practices. The unit cost showed a further slight increase during 2005 as indicated in Table 5-15.

Table 5-15: Average Annual Mine Cash Costs — Shaqu

Operating Company and Mine	Mining Method	Cash Operating Cost (RMB/tonne)		
		2003	2004	2005
Huajin Coking Coal Co., Ltd.				
Shaqu	UG	73.00	102.00	118.00

5.8 Wangjialing Underground Mine

5.8.1 Introduction

The Wangjialing resource is situated south-west of the Xiangning mining area in the Shanxi province. Construction of an underground mine is planned to commence during 2007. At full production capacity, the mine will produce 6 Mtpa and a power plant will also be constructed at a capacity of 2 x 50 MW to supply power to the mine and the processing plant. The power plant will be situated 8.66 km from the mine.

The total investment for the project is reported at RMB2,311.24 M of which RMB13.79 M has already been spent.

5.8.2 Geology and Mineral Resources

The topography consists of steep hills with an elevation range from 400 to 1,420 m above sea level. The variation is primarily due to the large river systems and large erosional valleys that have been cut into the thick soft Quaternary cover across the region. The steep hills are aligned with terraced farming.

The stratigraphic sequence of the Wangjialing area is outlined in Table 5-16.

Table 5-16: Stratigraphic Sequence — Wangjialing

Stratigraphic Unit	Thickness Range (m)	Average Thickness (m)
Upper Permian (Shi Qian Feng Group)	0 to 17	0[(1)]
Upper Permian (Shang Shi Hi Zi Group)	452 to 556	495
Lower Permian (Xia Shi Hi Zi Group)	71 to 119	90
Lower Permian (Shanxi Group)	20 to 36	25
Upper Carboniferous (Taiyuan Group)	43 to 91	60
Middle Carboniferous (Benxi Group)	—	11

(1) Zero indicates unit does not exist in mining area but range reflects regional geology beyond mining area

The Quaternary material is usually unconsolidated and weathered soil and clays, with gravel at the base of the unit. The Neocene sediments are essentially clay material. The Quaternary and Neocene sediments constitute the bulk of the overburden material and unconformably overlie the Permian sediments.

The #2 and #3 seams belong to the Shanxi Group. The #2 seam averages 6 m in thickness (see Table 5-17) and contains between two and five partings which are generally less than 0.2 m thick. The immediate roof consists of mudstone and siltstone, while the immediate floor generally comprises mudstone, siltstone or fine sandstone. Generally the #3 seam is too thin (average 0.8 m) for consideration of underground extraction.

The #7 to #10 seams are of the Taiyuan Group. The #7 seam is generally too thin (averaging 0.5 m) or absent and is unlikely to be recoverable in underground mining operations. The #10 seam averages 2.4 m in thickness and contains between one and two partings which are generally less than 0.2 m thick. The immediate roof consists of sandstone, while the immediate floor generally comprises mudstone or fine sandstone. The #12 seam belongs to the Benxi Group and is generally too thin (average 1.2 m) at the depth it occurs for consideration of underground extraction.

Table 5-17: Seam Statistics — Wangjialing

Seam	Thickness Range (m)	Average Thickness (m)	Average Interburden (m)
#2	3.1 to 8.1	6.2	45 to 638[(1)]
#3	0.1 to 1.4	0.8	2.2
#7	0 to 1.6	0.5	26.5
#10	0.8 to 6.7	2.4	11.2
#12	0 to 2.7	1.2	26.6

(1) Base plate deeply embedded

Structure

The Wangjialing area has two zones of steep dipping strata. In the east, a small area of the coalfield has strata dipping at 40 degrees over a 250 m wide zone. In the south-east corner of the area, a 500 m wide zone has dips ranging from 15 to 25 degrees.

There have been five significant faults delineated from the borehole exploration.

The major faults generally strike east-west, the largest having a displacement of up to 50 m while the remainder of the faults have between 20 and 30 m displacement.

Coal Quality

The #2 seam produces a mid-ash (average 7% after washing), low sulphur coking coal. The typical quality parameters of each seam are summarised in Table 5.18.

Table 5-18: Typical Coal Quality — Wangjialing Seams

Seam	Inherent Moisture % (ad)	Raw Ash % (ad)	Washed Ash % (ad)	Raw Sulphur % (ad)	Washed Sulphur % (ad)	Raw Phosphorus % (ad)
#2	0.9	19.3	6.9	0.49	0.45	0.032
#3	0.8	24.9	7.5	2.72	1.30	0.010
#7	0.7	24.6	6.5	5.27	3.71	0.015
#10	0.7	19.5	6.5	5.43	4.36	0.004
#12	0.1	28.9	8.0	6.80	2.72	0.021

Resource Estimation

The exploration boreholes at Wangjialing were drilled in the 1970s. In general, the core recovery of the seams averaged around 75% of the coal in each of the target seams. Most if not all boreholes were logged using geophysical logging tools to accurately measure the seam thickness which allows the coal tonnage to be accurately calculated. The coal resources for Wangjialing mine are shown in Table 5-19 and were current as at 30 June 2006

Table 5-19: Coal Resources — Wangjialing

Seam	Resources (Mt) Measured	Indicated	Inferred	Total Resources (Mt)	Mineable Resources (Mt)
#2	229	179	816	1,224	408
#3	0	17	147	164	17
#7	0	0	43	43	0(1)
#10	115	96	475	686	0(2)
#12	0	0	106	106	0(1)
Total	344	292	1,587	2,223	425

(1) #7 and #12 seams excluded due to low seam thickness and high sulphur content

(2) #10 seam excluded due to high sulphur content

5.8.3 Coal Reserves

SRK has applied a 75% mining recovery factor to the coal resources to allow for those resources which will not be accessible in a practical mine design. This has been assumed to allow for areas which will not be mineable or fully extractable, such as faults and intrusions, gateroads, main development entries etc. Mining loss and mining dilution factors have also been applied to calculate recoverable reserves. A saleable recovery percentage was then applied to calculate marketable reserves. The resulting coal reserves are shown in Table 5-20.

Table 5-20: Coal Reserves — Wangjialing

Mining Recovery (%)	Proved Reserve (Mt)	Probable Reserve (Mt)	Proved + Probable Reserve (Mt)	Mining Loss (%)	Mining Dilution (%)	Recoverable Reserves (Mt)	Saleable Recovery (%)	Marketable Reserves (Mt)
75	172	147	319	6	10	330	92.6	305

5.8.4 Mining and Operations

Longwall production is planned to commence in 2009. According to planning documentation, a total of 45,007 m would have been developed at that stage, comprising 11,899 m in rock, 14,700 m in rock and coal together and 18,408 m in coal. Development operations will commence 26 months after the start date of the project and are planned to be completed within 17 months. Allowing three months for the longwall installation and preparation, this results in a total of 46 months implementation and commissioning from the start of the project.

The feasibility study was completed in March 2003 and the environmental management report at the end of 2003. All approvals have been received except for final approval from the state government. Huajin Coal has been granted finance for the project by the China Development Bank. In 2005, temporary water and power supply was installed to the site.

5.8.5 Coal Processing and Transport

A processing plant at a capacity of 6 Mtpa is planned to wash coal mined at Wangjialing mine. An established rail network has been identified to rail coal to Rizhao port which is located 1,050 km from the mine. The Hou-Xi rail line, situated on the south-west corner of the mining resource, will be utilised to transport the coal over a distance of 8.8 km to the train loading station. The Hou-Xi line has a capacity of 16 Mtpa and was utilised at 8 Mtpa in 2005.

From there the coal will be transported on the Hou-Yue railway line, which has a design capacity of 70 Mtpa and was utilised at 30 Mtpa during 2005. A range of railway connection lines (Xin-Jiao, Yan-Xin and Yan-Shi rail lines) will lead to the Rizhao port situated 1,050 km from the mine.

5.8.6 Infrastructure

Temporary water and power supply were being installed to service the site.

5.8.7 Capital Costs

Huajin Coal plans to commence construction of the new Wangjialing underground mine during 2007. Capital expenditures to cover the costs of mine development, equipment acquisition and infrastructure establishment until 2008 are indicated in Table 5-21.

Table 5-21: Capital Expenditure — Wangjialing

		Capital Expenditure (RMB Million)					
Operating Company and Mine	Mining Method	2003	2004	2005	2006	2007	2008
Huajin Coking Coal Co., Ltd.							
Wangjialing	UG	—	—	—	182	1,070	1,023

6 NANLIANG MINERAL COMPANY

6.1 Introduction

Shanxi Nanliang Coal Co., Ltd. (Nanliang Coal) is a joint venture between six shareholders of which three are major shareholders. The major shareholders are Huaguang Resources Ltd Australia (32%), which is 100% owned by China Coal, Yulin Coal Import and Export (26%) and China Coal (23%). Nanliang Coal operates the Nanliang underground mine in the Shenmu County, Shaanxi province, approximately 40 minutes drive by car from the town of Datong.

The project was approved in 1998 and the capital registered for the project was reported as RMB68.75M. Prior to 1995 the mine was owned by the local government and between 1995 and 1998 it was under the ownership of Yulin Coal Import and Export. The mine initially started as a bord and pillar operation with a total of 200,000 t extracted with this mining method. Two seams were extracted, namely the #2 seam and the #3 seam and mining was simply from the outcrop on the side of a hill. In 1998 the joint venture was formed and the Xian Coal Mining Design Institute, which is a national organization, designed the mine. A unique mining method is used in that 220 m wide blocks are formed by development mining and then extracted with blasting methods along the width of the face. Coal is transported from the mining face by a scraper conveyor and the roof is supported behind the face with hydraulic props. A barrier pillar of 10 m thick is left across the panel at intervals of 50 m.

Future plans include the stabilizing of mine production at 1 Mtpa and the possible introduction of a longwall mining system. The subsequent addition of a second longwall system is also under consideration.

Nanliang mine produces steam coal which is sold to local customers only. Coal is loaded on trucks and transported 15 km to be loaded on trains, then transported 600 km by train to the Qinhuangdao port and distributed to customers from there.

6.2 Corporate Management Structure

Nanliang Coal's management structure is illustrated in Appendix 2. Workforce numbers for Nanliang Coal are shown in Table 6-1.

Table 6-1: Workforce Numbers — Nanliang Coal

Category	Employees
Production[(1)]	
Nanliang UG	566
Management[(2)]	3
Other[(3)]	38
Total	607

(1) Permanent and contractor employees involved in mining activities

(2) Senior management — excludes functional departments

(3) Only personnel involved with the mines — excludes CHPP, rail etc

As the Nanliang mine is situated in an isolated area in the countryside, only 15 staff members are employed by the mine on a full-time basis. These staff members are accommodated on site and train-in and train-out over weekends on a scheduled basis. All other mine workers are local to the area and are employed by a contracting company.

Cost figures indicate that the staff members employed by the company are paid at an average of RMB9,833 per month, while contracting employees earn on average RMB1,466 per month.

6.3 Occupational Health and Safety

Nanliang mine employs 15 staff members with all other personnel at the mine employed by a contracting company. Contractor employees are all covered by Nanliang Coal's on-site safety management system. Twelve staff members and six contractors are appointed as safety monitors to inspect and improve safety conditions.

A system of fines has been implemented at Nanliang mine to encourage all parties to prevent any injuries. Staff members are required to pay a deposit at the start of the year (which may be up to 15% of their annual salary), which is forfeited if a fatality occurs. If no fatality occurs during the year, staff members will receive their deposit back and also receive a further bonus of twice the amount. Investigations are conducted after an incident occurs in an attempt to determine the root cause and the responsible party. Depending on the outcome of an incident investigation, the contracting company and workers of the contracting company (including the whole team) can be fined when found responsible for the occurrence of the incident or injury.

Safety procedures are developed through the accident investigations to prevent recurrence of a similar incident. The contracting company has the responsibility to communicate information following on from an investigation.

All employees undergo safety training through a government organization once every two years. Additional safety and procedural training is conducted twice per year per employee by the contracting company, and Nanliang mine permanent personnel are involved in the evaluation of employees after that training. The contracting company has the responsibility to encourage its employees to identify and report hazards.

The supplied historical safety statistics for Nanliang mine since 2003 are shown in Table 6-2.

Table 6-2: Accident Statistics, 2003 to 2005 — Nanliang Coal

Category	2003	2004	2005
Fatal(1)	0	0	0
Serious(2)	0	0	0
Minor(3)	0	4	3

(1) Accident causing death (number indicates lives claimed)

(2) Accident requiring hospitalisation and do not return to work for more than 24 hours (includes fatal incidents)

(3) Accident which does not require hospitalisation and employee returns to work within 24 hours

The accident statistics indicate very low levels of injury frequency, with only four minor injuries in 2004 and three in 2005. Health and safety is clearly given the highest priority at the mine, as reflected in the accident statistics.

6.4 Environmental Assessment

6.4.1 Introduction, Scope and Background

An environmental assessment was completed by SRK to assess Nanliang Coal's environmental management practices. In addition to visiting the Nanliang underground coal mine, the environmental assessment included interviews with key environmental staff members at Nanliang mine, inspection of relevant environmental documentation and interpretation of the responses to an environmental questionnaire provided by SRK.

As for the environmental assessments of the other China Coal subsidiary companies, this environmental assessment is reported entirely at corporate level. This approach was adopted as Nanliang Coal

has its corporate office adjacent to the Nanliang mine in Shaanxi province from which the environmental management of the mine is undertaken.

6.4.2 Corporate Environmental Awareness

While Nanliang mine has been operational since 1989, the joint venture which now operates the Nanliang mine was only established in May 2005. As noted earlier in this report, in order to apply for ISO9001 and/or ISO14001 status, a mine must be operating for a qualifying period of time. Nanliang Coal plans to apply for quality, environmental and safety accreditation when it has operated for a suitable period of time under the new joint venture. Following discussions with staff, site inspection and document review, it is SRK's opinion that Nanliang Coal is an environmentally aware company and should have few problems achieving the quality and environmental accreditations should it apply.

6.4.3 Mining Title and Royalty Payments

Nanliang Coal is licenced to mine underground at Nanliang mine. Mining licence details are provided in Table 6-3. Nanliang Coal holds both the surface and mineral rights at the Nanliang mine, with mining licences valid until 2019. Should Nanliang Coal still have mineable coal reserves following expiration of the mining licences, it has a priority right to apply for a new or extended licence. The mining licence was issued by MOLAR.

Table 6-3: Mining Licence Details — Nanliang

Mine	Mining Licence No.	Mining Area (km^2)	Issue Date	Licence Tenure
Nanliang	1000009920052	19.3	August 1999	20 years

Nanliang Coal pays mining royalties and taxes to the government in respect of it Nanliang mine according to the Mineral Resources Law (1996 as amended). There are no options held over the mining land other than by the government and Nanliang Coal is not permitted to divest mining licences to other commercial operators.

6.4.4 Environmental Licencing, Compliance and Reporting

Environmental licences have been granted to Nanliang Coal at provincial level for boundary noise, gaseous emissions and water discharge. Further to these licences, Nanliang Coal maintains a licence from the local Fugu County Water Resource Management Commission for groundwater extraction to supply the mine.

Nanliang mine is required to prepare an Annual Environment Report to the Shaanxi provincial Environmental Protection Bureau that incorporates data on waste volumes generated, noise, wastewater and gaseous emissions.

After approval, the report is passed from the provincial regulators to the local county environmental regulators who conduct random inspections approximately every six months. In reality, there are very few environmental issues to manage at the Nanliang site, as the mine is underground and there is no coal wash facility on site. There is however a very small capacity waste water treatment plant (maximum capacity 360 m^3/day) and a coal crushing plant on-site.

SRK inspected the final inspection report of the environmental facilities for the proposed mine expansion compiled by the Environmental Protection Station of Yulin City, Shaanxi Province, dated May 2004. SRK found that all environmental factors were in compliance with relevant national standards with the exception of dust at three locations around the site. Upon further investigation, it was revealed that the dust

breaches were due to topsoil removal from local farms by seasonal winds, rather than as a result of mining operations.

6.4.5 Environmental Staff

Due to the relatively simple nature of mining operations at Nanliang and the small amount of environmental infrastructure present at the mine, Nanliang Coal distributes the responsibilities for environmental management between a few senior safety and engineering staff members. In 2005 there were 15 permanent management staff at the mine site, with operational personnel being employed on a contract basis. After inspecting the mine site facilities, the rehabilitated areas, the environmental documentation and completing discussions with key Nanliang Coal staff members, it is the opinion of SRK that Nanliang Coal has suitably qualified and motivated staff to ensure and maintain environmental compliance.

6.4.6 Environmental Planning and Budgets

Nanliang Coal's current environmental plan was approved in 2004 by the local environmental regulators. Since its formation, Nanliang Coal has spent more than RMB7.3 M on landscaping, infrastructure and rehabilitation. This figure represents approximately 5.5% of the total mine budget. No budget for environmental monitoring is required at Nanliang mine as the local Environmental Protection Bureau monitors environmental issues. Nanliang Coal provides an annual report to the local Environmental Protection Bureau. Due to the recent plant expansion, all environmental infrastructure is relatively new, with only a small operating budget required for local waste rock dump management and rehabilitation and operation of the waste water treatment plant. In this regard, SRK concludes that Nanliang Coal has allocated sufficient funds for environmental considerations.

6.4.7 Water Management

Nanliang Coal is aware of its water conservation responsibilities as a result of its mine being located in a semi-arid area. Water is sourced at Nanliang mine by five groundwater wells approved by local authorities. Nanliang Coal draws water from three of these wells. All industrial wastewater at Nanliang mine is treated by the on-site waste water treatment plant and is subsequently recycled on the rehabilitated areas to assist with vegetation establishment.

SRK reviewed data on both industrial and sewage wastewater during a visit to Nanliang Coal and found that results for all treated water met with relevant government environmental standards. Overall, it is SRK's opinion that Nanliang Coal takes its water management responsibilities seriously and manages its water use accordingly.

6.4.8 Waste Rock, Tailings and Rehabilitation Management

Due to the Nanliang mine being underground, volumes of waste rock generated are significantly less than those for an open-pit mine. The total volume of waste rock and soil generated at Nanliang Coal amounts to only approximately 2000 to 3000 m^3 per annum in comparison to a total coal production of approximately 750,000 tpa. This low waste rock generation rate is largely due to the simplicity of the geology at Nanliang mine and the relatively simple accessibility to the mineable coal. Waste rock largely comprises soil and sandstone removed during mine development work, rather than during actual coal mining operations. As a result, SRK does not believe that excess waste rock will be an issue at the Nanliang mine.

The waste rock has been used in the local town to infill large gullies in the landscape. The sandstone is placed in the gullies, with up to 2 m of local topsoil placed over the sandstone. Finally, vegetation is established where required, or else the reclaimed land is used by locals as cultivation areas for food. In this

regard, there is demand from local farmers for rehabilitation on their land far in excess of the waste rock supply from the Nanliang mine.

As there is no coal washing facility at Nanliang mine, there are no coal wash rejects to be stored. A small boiler operates on-site during winter to generate heat for the residential building at the mine, with waste boiler ash disposed of into gullies, along with the waste rock, which are subsequently rehabilitated. SRK believes that Nanliang Coal is proactively and responsibly managing its solid wastes and has a large and low cost waste area in which to dispose of them.

6.4.9 Dust Management

Localised dust at the site is a seasonal issue from exposed cropping surfaces on adjacent farmland, with the source of this dust unlikely to be the Nanliang mine site itself. Dust suppression is undertaken on any stockpiled coal, in addition to Nanliang Coal's utilisation of dust suppression techniques in the boiler area when it is seasonally operating. An inspection of the site indicated that dust should not be a major issue due to the relatively simplistic nature of coal handling on site.

6.4.10 Social and Regulatory Relations

Nanliang Coal enjoys a good relationship with both the local residents as well as the regulatory authorities. The strong relationship with the local residents is based on both employment opportunities and concomitant downstream effects, in addition to the increased area of available arable land following the beneficial re-use of waste rock. This solid relationship with the local residents was reflected in a questionnaire issued by the mine that indicated in excess of 90% of respondents supported the mine, while over 95% said it would have a positive effect on the local economy.

Relations with the local and provincial Environment Protection Bureau staff appear sound, as evidenced by approval of Nanliang Coal's mine expansion plans. Feedback from regulatory staff indicates positive relationships with Nanliang Coal. These relationships are likely to continue given Nanliang Coal's attention to its environmental responsibilities and compliance requirements. To date, Nanliang Coal has not received a fine for breach of any environmental conditions.

6.4.11 Environmental Assessment Conclusions

Following interviews with key Nanliang Coal managerial staff and inspection of environmental documentation and the Nanliang mine site, SRK finds that Nanliang Coal has a sound and proactive approach to its environmental responsibilities and is managing its operations in compliance with its environmental obligations. This opinion is supported by the fact that Nanliang Coal has not been fined for any environmental breaches at its mine to date. SRK believes this sound environmental management is likely to continue into the foreseeable future.

6.5 Long Term Plans

Nanliang Coal plans to produce 1 Mt in 2006 and 2007 respectively and 1.2 Mt in 2008. It is envisaged that a longwall mining system will be introduced to produce at 1 Mtpa from one panel compared to 1 Mtpa from two panels under the current system. Other mines in the area have successfully introduced longwall equipment.

All services are deemed sufficient by Nanliang to support a rate of 1 Mtpa and research and investigative work is underway to specify a suitable longwall shield for the mining conditions. Development panels will also be converted to roadheader mining operations and an additional longwall panel is also envisaged in the future.

6.6 Nanliang Underground Mine

6.6.1 Introduction

Construction at Nanliang mine in its current lay-out commenced in 1998. An initial production level of 150,000 tpa increased to 980,000 t during 2005. The current design capacity of the mine is 750,000 tpa and is supported by services designed for 1 Mtpa. Prior to 1998, the mine started as a bord-and-pillar operation mining the #2 seam and #3 seam, extracting a total of 200,000 t. At that stage the mine belonged to the local government.

In 2005 Nanliang mine was mining the #2 seam. Access to the coal seam is from the side of a hill below the #2 seam to reach it at a depth of 70 m below the surface. In some areas of the mine the seam is as low as 30 m below the surface. Mining is done in a unique way in that 220 m wide blocks are formed by blasting development panels and then extracted with blasting methods along the width of the face. The whole coal seam is mined at a height of 2.4 m with coal transported from the mining face by a scraper conveyor. The roof is supported behind the face with hydraulic props.

The mine is situated in an isolated area of the countryside with the 15 staff members employed by the mine accommodated on site and trained-in and out over weekends on a scheduled basis. All production workers are local to the area and are employed by a contracting company. Approximately 550 workers are employed through the contracting company, however this number would reduce to about 200 if and when longwall equipment is introduced at the mine.

6.6.2 Geology and Mineral Resources

The topography over the Nanliang mine has reasonably high relief (in the order of 200 m) due to the river system cutting deep into the surface. In some places, the coal seams outcrop in the river valleys. The stratigraphic sequence of Nanliang coal mine is outlined in Table 6-4.

Table 6-4: Stratigraphic Sequence — Nanliang

Stratigraphic Unit	Thickness Range (m)	Average Thickness (m)
Quaternary	0 to 50	20
Neocene	0 to 80	50
Jurassic	50 to 250	170

The Quaternary material is usually unconsolidated and weathered sandy soil. The Neocene consists of competent fine sandstones and siltstones. In some parts of Nanliang, the Neocene sediments are absent. The coal seams in Nanliang are of Jurassic age. There are five main seams in Nanliang area, four of which are amenable to underground extraction.

The geology of the Nanliang area is such that in places where the Neocene is absent, the coal seams are close to the surface particularly where the Quaternary can be as little as 30 m thick. This is of concern to underground mining as the highly weathered nature of this thin depth of cover provides a very unstable roof. Consequently, underground mining of the coal seam must advance to a minimum depth of cover of 70 m.

In 2005, the #2 seam was being mined. The roof material was so competent that it did not readily collapse in the goaf area. The roof is drilled and subsequently blasted behind the mining face so as to reduce the potential for wind blasts.

The average dip of the Jurassic strata is 2 degrees. The stratigraphy at Nanliang mine is indicated in Table 6-5.

Table 6-5: Seam Statistics — Nanliang

Seam	Thickness Range (m)	Average Thickness (m)	Average Interburden (m)
#1^2	0 to 2.4	1.6	70
#2^2	1.2 to 2.7	2.1	30
#3^1	1.5 to 2.9	2.1	40
#3^1 combined with 3^{1L}	3.8 to 4.7	4.1	0
#3^{1L}	0 to 1.6	1.1	3
#5	0.1 to 3.7	1.7	85

Structure

The Nanliang area has little or no structural features. Thirty-two boreholes have been drilled indicating no structural issues. The coal is too shallow for seismic surveys to be successful. No faults have been encountered in the mining operations to date.

There is no evidence of igneous activity in the Nanliang coalfield.

Coal Quality

All the coal mined at Nanliang produces thermal coal products. Although there is potential for a Pulverised Coal Injection (PCI) product, the coal has too high a volatile matter content (around 35%) for the PCI market but can be sold as a high quality energy coal.

The ROM coal does not require beneficiation. The typical quality parameters of each seam are summarised in Table 6-6.

Table 6-6: Typical Coal Quality — Nanliang Seams

Seam	Inherent Moisture % (ad)	Raw Ash(1) % (ad)	Raw Sulphur % (ad)	Raw Phosphorus % (ad)
#2^2	8.37	8.0	0.25	0.005
#3^1	7.97	7.0	0.25	0.020
#3^1 + 3^{1L}	8.23	7.0	0.25	0.020
#3^{1L}	—	7.0	0.27	0.010
#5	7.51	10.0	0.30	0.030

(1) Raw ash values exclude partings in the seams

Gas

Due to the shallow depth of cover, there is no gas of any significance in Nanliang mine.

Resource Estimation

The drilling program was conducted in recent years using good drilling equipment which proved to be successful in attaining a coal seam recovery rate of greater than 95% on average. Therefore, in terms of reliable data, the boreholes are regarded as very reliable data points for use in the estimation of coal resources.

The coal resources for Nanliang mine as shown in Table 6-7 were current as at 30 June 2006. Since 26 May 1998, when the reserves for Nanliang mine were certified by MOLAR, approximately 2 Mt has been extracted from the area, mainly in the #3^1 seam.

Table 6-7: Coal Resources — Nanliang

Seam	Measured	Resources (Mt) Indicated	Inferred	Total Resources (Mt)	Mineable Resources (Mt)
#2[2]	14	13	3	30	27
#3[1]	21	8	4	33	29
#3[1L]	0	5	2	7	5
#5	0	4	0	4	4
Total	35	30	9	74	65

6.6.3 Coal Reserves

SRK has applied a 75% mining recovery factor to the coal resources to allow for those resources which will not be accessible in a practical mine design. This has been assumed to allow for areas which will not be mineable or fully extractable, such as faults and intrusions, gateroads, main and development entries. Mining loss and mining dilution factors have also been applied to calculate recoverable reserves. A saleable recovery percentage was then applied to calculate marketable reserves. The resulting coal reserves are shown in Table 6-8.

Table 6-8: Coal Reserves — Nanliang

Mining Recovery (%)	Proved Reserve (Mt)	Probable Reserve (Mt)	Proved + Probable Reserve (Mt)	Mining Loss (%)	Mining Dilution (%)	Recoverable Reserves (Mt)	Saleable Recovery (%)	Marketable Reserves (Mt)
75	28	23	51	5	5	51	100	51

6.6.4 Mining and Operations

The #2 seam mined at Nanliang has a height of 2.4 m and dips at an average of 1.2 degrees. This seam will be mined for the foreseeable future, thereafter the #3[1] seam and the #3[2] seam will be targeted. These seams are situated closely together at 1.6 m thick coal each and a mudstone band of 0.4 m in between. The seams will be mined together at 3.6 m.

The mining method used at Nanliang mine is a combination of longwall mining and blasting methods. Panels at a width of 220 m in total and split by a roadway at 110 m width along the length of the panel are developed utilising blasting and hand-loading methods onto rubber-tyred tractors and trailers. The panels are then extracted by blasting along the width of the face, with the coal transported along the face with a scraper conveyor. The roof behind the mining face is supported with two rows of hydraulic props placed along the width of the face. A total of 9,244 props are owned by Nanliang mine to ensure sufficient support in the two mining faces. A barrier pillar of 10 m thick is formed and left every 50 m along the length of the panel to reduce stresses on the props and the mining face. After retreat of 20 m from the barrier pillar, the roof is drilled behind the props and blasted to fracture the roof strata and ensure collapse of the roof to form a goaf.

Two of these panels, which are supported by two development panels, are operated at the mine and produced 980,000 t in 2005 with the plan set at 1 Mt for 2006. The historical ROM production figures for Nanliang mine are shown in Table 6-9.

Table 6-9: Mine Production History, 2003 to 30 June 2006 — Nanliang

	2003	2004	2005	30 June 2006
Longwall (Mtpa)	0.37	0.78	0.98	0.50
Development (m)	5,479	0	0	877

Nanliang mine has very shallow mining and practically a flat seam with only a 2.4 m mining height, which results in very favourable mining conditions. The roof is undulating and irregular but very competent. No severe levels of stress were apparent in the underground workings.

Strategic roadways for mine life are driven in rock and lined with bricks and cement after development. The thickness of the lining is approximately 300 mm. Roadways are developed in an arch profile at a base width of 4.2 m and a height of 3.7 m. After installation of the brick lining support the net cross section of the roadways is 10 m^2.

No stonedusting is done in the mine. At the time of the SRK inspection, the airflow quantity reported for the longwall panel was 6.3 m^3/sec and for the development panel 3.3 m^3/sec. No methane is reported or detected underground. In-time methane monitoring is available on the surface in a centralised control room and equipment underground is interlocked to trip power when methane levels exceed 1.5% concentration. The alarm level has been set at 1% concentration. After blasting a reading of 32.5 parts per million (ppm) carbon monoxide was observed in the control room. It was reported that the cut-off value for power to be switched off was 240 ppm carbon monoxide.

No heat was experienced during the underground visit with hot air generated during winter months and pumped into the mine to curb the extremely cold conditions (as low as −27°C). Dust levels are not evident underground, and continuous monitoring is done with fixed units and measurements taken every two weeks at 12 points in the mine. Dust prevention methods utilised are water sprays and water curtains at strategic points.

Nanliang mine utilises diesel rubber-tyred transportation underground which allow for lower installation and maintenance cost with flexibility to adapt to production and operational requirements. Coal is transported from the panels to the surface by rubber belt conveyor systems and material is transported by diesel rubber-tyred tractors and trailers and forklifts. All diesel equipment utilised underground complies with statutory flameproof requirements and is certified by suppliers when delivered to the mine. Personnel reach their working places by walking as the production panels are relatively close to the mine entry.

6.6.5 Coal Processing and Transport

ROM coal is supplied from underground to the surface by a rubber belt conveyor. Human stone-pickers remove contamination from the coal stream, thereafter the coal is crushed to −50 mm top size. The coal is dropped in a surface silo and loaded on trucks to be transported to a train loading station 15 km from the mine. The coal is loaded on trains and transported 600 km to the Qinhuangdao Port and distributed to local power stations from there. No coal is sold in the export market.

The train loading station and railway is owned by the government and Nanliang mine is allowed to transport 540,000 tpa of its product on this system. The balance is trucked to local customers in closer vicinity to the mine.

6.6.6 Infrastructure

Three shafts have been established at Nanliang mine to provide for ventilation, men and material access and coal conveyancing respectively. Personnel access the mine and return to the surface in the horizontal auxiliary shaft on foot, with material transported via the auxiliary shaft by rubber-tyred tractors and

trailers and forklifts. Coal is transported by conveyor from underground and draws ROM coal from a coal bin that has been established between the #2 seam and #3 seam. The capacity of the coal bin is 1,500 t.

Electricity is supplied to the mine via the national grid known as the North-West grid. Dual supply lines feed a government-owned substation at 35 kV, one from the north and one from the west. The substation is equipped with 2 x 5,000 kVA transformers which transform the feed to 10 kV. This substation is situated approximately 500 m from the mine site. Dual supply lines feed the mine surface substation at 10 kV to supply power to the surface and underground operations. A 630 kVA transformer feeds surface production equipment and two 400 kVA transformers feed other surface equipment at 380 V. A dual supply line feeds the underground operations at 10 kV which is converted to 660 V at underground substations for underground equipment supply. The total capacity of the underground supply is 2,000 kVA.

Two borehole systems situated 1.3 km and 2.2 km respectively from the site, supply Nanliang mine with water. One borehole system comprises two boreholes with capacities of 300 m^3/day and 180 m^3/day respectively. These two boreholes are 200 m from each other with a 100 m^3 reservoir situated at one borehole to store water pumped from the boreholes. The other borehole has a capacity of 150 m^3/day resulting in a total capacity of 630 m^3/day. A 100 m^3 reservoir is located at this borehole, with a 400 m^3 reservoir on the surface at the mine to store water before it is required for use. Water usage is reported as 300 m^3/day and water from underground is also pumped back to the surface and used for sewerage handling.

6.6.7 *Capital and Operating Costs*

Capital expenditure figures from 2003 up to 2008 are provided in Table 6-10. Capital investment decreased during 2005 compared to historical annual expenditure, but is expected to increase during 2006 if a decision is made to implement a longwall mining system at the mine.

Table 6-10: Capital Expenditure — Nanliang

Operating Company and Mine	Mining Method	Capital Expenditure (RMB Million) 2003	2004	2005	2006	2007	2008
Shanxi Nanliang Coal Co., Ltd.							
Nanliang	UG	24	29	9	200	12	10

Operating cost figures from 2003 to 2005 are indicated in Table 6-11. Nanliang mine has proven to be a very cost efficient underground operation with the current mining methods and equipment employed at the mine.

Table 6-11: Average Annual Mine Cash Costs — Nanliang

Operating Company and Mine	Mining Method	Cash Operating Cost (RMB/tonne) 2003	2004	2005
Shanxi Nanliang Coal Co., Ltd.				
Nanliang	UG	60.88	36.00	49.00

7 INDEPENDENT CHINA COAL CPPs

7.1 Coal Processing

In addition, China Coal owns and operates three CPPs in Shanxi province (See Section 1.7 of this report for ownership structure). The three plants, Shuozhong CPP, Zhongxin CPP and Dazhong CPP are forecast to produce 1.85 Mt, 1.01 Mt and 1.60 Mt respectively for 2006. All three plants are relatively new and have been constructed by an Australian company.

The plants are each equipped with a dedicated boiler plant to provide heat for the operating areas and prevent freezing of plant equipment and coal during the harsh winter season.

The coal qualities delivered at each plant are indicated in Table 7-1.

Table 7-1: Coal Quality Parameters — Independent China Coal CPPs

Coal Processing Plant		Ash (%)	CV (kcal/kg)	Sulphur (%)	TM (%)
Shuozhong	ROM	33.68	—	1.10	—
	Product — High Grade	20.00	5,200	1.09	10.93
	Middlings	24.33	4,924	1.04	9.81
Zhongxin	ROM	15.83	—	1.70	—
	Product — High Grade	8.50	7,100	0.88	13.53
Dazhong	ROM	16.21	—	0.70	—
	Product — High Grade	8.74	5,800	0.60	14.46

7.1.1 Shuozhong CPP

The historical production throughput for the plant is indicated in Table 7-2:

Table 7-2: Coal Processing Plant Production History, 2003 to 30 June 2006 — Shuozhong

		2003	2004	2005	30 June 2006
Washed Coal	Mt	—	0.73	2.18	1.42
Middlings	Mt	—	0.06	0.33	0.43
Raw Coal and Waste	Mt	—	0.30	0.61	0.57
Total	Mt	—	1.09	3.12	2.42

Materials Handling

The ROM feed is delivered by truck and pushed up with dozers on a stockpile. The ROM stockpile capacity is 650,000 t and the plant is equipped with an underground reclaimer delivering ROM feed by conveyor.

The product coal is stockpiled by aerial conveyor. Total storage capacity for high and low ash products is approximately 100,000 t. The products are reclaimed with an underground feeder and conveyor system and the train loader is operated at 2.5 hours for an 8,400 t train. The system is rated for 5,000 tph and utilises a 'quantity-constant', i.e. an Aliquot loading system, with the local rail line stretching 5 km to the main line.

A bin is used to store the rejects for removal by truck with no tailings disposal required as all the slimes are dried and returned to product.

Processing Plant

The plant is rated at and runs at 850 tph and has been designed to bypass the coal feed and only crush to product, however this bypass facility was not in use at the plant due to product requirements. The plant is relatively new and construction was completed in 2004 by an Australian company. Production in 2005 was 2.51 Mt of product and forecast at 1.85 Mt in 2006.

The plant has been constructed as a single module with the 50 mm x 1.5 mm processed in a two-stage DMC plant. The DMC plant uses a 1.5 m cyclone at 1.5 to 1.6 SG to produce a low ash product and the underflow reports to the secondary cyclone. The secondary cyclone is a 1.15 m model running at 1.85 to 1.95 SG to produce a high ash product. The primary cyclone utilised in this plant is the largest in operation.

The 1.5 mm x 0.1 mm fraction is processed in spirals and the product reports to the low ash product. The 0.1 mm x 0 mm product is thickened and then dried on Plate and Frame filters and reports to either product as required. Quality control is achieved by on-line ash analysers which are calibrated by cross-belt samplers.

Total cost of operations for the Shuozhong plant in 2005 was RMB11.00 per ROM tonne with total workforce numbers of 126.

7.1.2 Zhongxin CPP

The feed coal for this CPP is purchased from various mines resulting in the feed ash fluctuating significantly. Negotiations were in progress in 2005 to purchase a mine to feed the plant on a dedicated basis which will stabilise the feed ash and optimise operations significantly.

This plant was constructed in 2002, followed by a substantial upgrade in 2005 by an Australian company. Table 7-3 indicates the production numbers for the plant since 2003.

Table 7-3: Coal Processing Plant Production History, 2003 to 30 June 2006 — Zhongxin

		2003	2004	2005	30 June 2006
Washed Coal	Mt	1.52	1.55	2.71	1.01
Middlings	Mt	0	0	0	0
Raw Coal and Waste	Mt	0.11	0.16	0.35	0.10
Total	Mt	1.63	1.71	3.06	1.11

Materials Handling

Materials handling conveyors are rated at 1,000 tph capacity to feed a 700 tph plant. The feed entering the plant is delivered by truck and stockpiled by dozer. The ROM capacity of the stockpile is 600,000 t. Feed to the plant is achieved by dozer push to underground feeders, however an older generation reclaimer with restricted rate is also available on site.

Product handling is by aerial conveyor and underground reclaiming feeders to the train loading bin with 6,000 t capacity. The train loader is rated at 3,000 tph and the reject bin is serviced by trucks. No slimes disposal is required, as these are dried and returned to product.

Process Plant

The plant is a single module, 700 tph capacity plant with a single 1.35 m DMC and spirals, with slimes dried in a Plate and Frame press and returned to product. The DMC is utilised to process the 50 mm x 1.5 mm fraction and spirals for the 1.5 mm x 0.1 mm fraction. Thickeners and a Plate and Frame press process the slimes. The product is composed of the qualities shown in Table 7-4.

Table 7-4: Plant Mass Balance — Zhongxin

	Mass (%)	Ash (%)
Feed	100	15
DMC Product	68	7
Spirals product	13	15
Slimes	4	19
Total	85	8-10
Rejects	15	60-65

Sulphur values for the current supply to the plant are typically 1.7% in the feed and 0.88% in the product. Quality control is achieved by on-line ash analysers which are calibrated by cross-belt samplers.

Total cost of operations for the plant in 2005 was RMB11.00 per ROM t with total workforce numbers to operate, maintain and manage the plant being 324.

7.1.3 Dazhong CPP

The production levels for the plant during the last three years are listed in Table 7-5.

Table 7-5: Coal Processing Plant Production History, 2003 to 30 June 2006 — Dazhong

		2003	2004	2005	30 June 2006
Washed Coal	Mt	3.41	3.41	3.31	1.60
Middlings	Mt	0	0	0	0
Raw Coal and Waste	Mt	0.28	0.37	0.32	0.22
Total	Mt	3.69	3.78	3.63	1.82

Materials Handling

The Dazhong plant is fed directly from a drift conveyor belt from an adjacent mine. The drift belt feeds a skyline or aerial conveyor on to a stockpile and the coal is reclaimed to the plant by dozers to underground feeders. Product is fed directly to three 12,000 t bunkers with no provision required for stockpile product on the ground, as the rail service has proven effective and sufficient in the past to prevent delays.

The train loader is rated for 5,000 tph and utilises a 'quantity-constant', i.e. an Aliquot loading system. Reject is removed from site by trucks from a bin.

Process Plant

This plant also incorporates a single module 700 tph, single 1.3 m DMC and spirals, with slimes dried in a Plate and Frame press and returned to product. Similar to the Zhongxin plant, the DMC is utilised to process the 50 mm x 1.5 mm fraction, spirals for the 1.5 mm x 0.1 mm product and thickeners and a Plate and Frame press for the slimes. The plant has been designed and constructed with a spirals bypass and a 13 mm x 0 mm ROM bypass if required, but this has not often been in use due to product requirements.

The scheduled operating time for the plant is set at 20 hours/day with four hours scheduled for maintenance on seven days of the week. Quality control is achieved by on-line ash analysers which are calibrated by cross-belt samplers.

Total cost of operations for the Dazhong plant in 2005 was RMB11.70 per ROM t.

Personnel employed at the plant total 134.

Appendices

Appendix 1 — Mine Location Maps


112
113
Datong
Pingluchang
Pingshou Coal Mine
Pinglu District
Shuozhou
Shanying
39
Yuanping
SHAANXI
N
SHANXI
Xinzhou
HEBEI
Lanxian
SHANXI
38
Taiyuan
Yangquan
0
25
50
kilometres
Freeway
National Highway
Local Highway
Railway
Great Wall
Rivers
Mine Area
Major Cities

Figure A1.1: Location Map — Pingshuo Mines



37
116
117
36
35
Ji'nan
Yellow River
Laiwu
Dawenhe River
Canal
Wanfu River
Tengzhou
Zaozhuang
Datun Coal
Mine Area
N
SHANDONG
JIANGSU
HENAN
ANHUI
LEGEND
Freeway
National Highway
Local Highway
Railway
Rivers
Major Cities
Mine Area
0
25
50
kilometres

Figure A1.2: Location Map — Datun Mines


112
113
Shenchi
Daixian
Hutuohe River
Kelan
Yuanping
Xinzhou
Fenhe River
Lanxian
Fenhe Reservior
38
Jiaxian
Fenhe River
Shouyang
Taiyuan
Gujiao
Yellow River
Qiushuihe River
Beichuanhe River
Wenyu Reservior
Xiaohe River
Jingzhong
Liulin
Lishi
Suide
Fenhe River
Shaqu Coal Mine
Pingyao
37
Jiexiuy
SHANXI
SHAANXI
N
Wuxiang
0 25 50
kilometres
Freeway
National Highway
Local Highway
Railway

Figure A1.3: Location Map — Shaqu Mine


Nanliang Mine
Hequ
Fugu
INNER MONGOLIA
Shenmu
Wushenqi
Xingxian
Yulin
Jiaxian
Mizhi
Jinbian
Wubao
Suide
Liulin
Zichang
Wuqi
Zhidan
Yan'an
SHAANXI
SHANXI
Kuiyehe River
Yellow River
Dali River
Wudinghe River
Yulin River
108
109
110
111
39
38
37
kilometres
N

Figure A1.4: Location Map — Nanliang Mine

Appendix 2 — Corporate Management Structures

Pingshuo Coal Company – Management Structure


Directorate
General Manager
Production Manager
Safety Monitoring Office
Production Central Control
Construction Management
Coal Production
Antaibao OP
Anjialing OP
Anjialing UG
CWP and CPP
Mine Rescue
Fire Brigade
Power Distribution
Materials Supply Co.
Coal Transport Co.
Design Institute
Heavy Repair Centre
Quality Monitoring Centre
Social Sevices
Schools
Hospital
Retirement Centre
Life Services Co.
Head Office Manager
Planning
Finance
Public Relations
Audit
Multi-Industry Department
Industrial Co.
Multi-Industry Co.
Real Estate Co.
Pingan Fertiliser Co.
(Ammonium Nitrate Manufacture)
Party Committee Representative
Party Manager
Party Committee
Discipline Committee
Organisation Department
Labour Union
Stock Companies
Kuanglian Co.
Pingmu Co.
Waste Power Plant
Luda Co.

a. After this report was written China Coal informed SRK of a restructure in Pingshuo Coal Company, China Coal reported: "All coal mines, mining rights permits, and other coal business related assets were transferred to China Coal Energy Company Limited during the restructuring of China Coal Group, effective from August 22, 2006." China Coal also reported: "...except the mining assets, all the other assets in the "Pingshuo Coal Company" remained in the China Coal Group, not China Coal, so many of the subsidiaries are no longer in the listed company."

The structure illustrated above does not necessarily reflect these comments.


Shanghai Datun Energy Resources - Management Structure
Shareholders
Board
Manager
Supervisor Office
Secretary Department
Supervise Department
Audit Department
Assets Management Department
Strategy Development Department
Retire Management Department
Quality Monitor Station
Education & Sanitation Department
Material Supply
Technical Centre Department
Social Insurance Department
Security Department
Rule & Law Department
Region
Safety Monitor Bureau
Infrastructure
Geological Measuring Department
Equipment & Power Department
Cadre
Market Operation
Plant & Management Department
Salary
Finance
Office
Office
Beijing Office
Shanghai Office
Nanjing Office
Xuzhou Office
Outlay Department
Technical School
Educational and Sanitation Department
Hospital for Staff
Sharing Corporation
Nanjing International Ltd
Shanghai China Coal Building
China Coal Shenzhou Company
Hunan Meihai Company
China Coal Material Accessory
Tiandi Technical Ltd
Shuzhou Industrial Park Datun Coal Ltd
Holding Company
Shanghai Datun Energy Ltd
Affiliate Companies
Electronic Affiliate
Hotel
Material Management Affiliate
Keyui Affiliate
Subsidiary
Shanghai Datun Coal Power Ltd
Shenzhou Peng Hai Trade Ltd
Jiangshu Jintun Coal Estate Development Ltd
Xuzhou Datun Coal Electronic Design Institute Ltd
China Coal Datun Building Ltd
Datun Coal Electronic Company Railway Engineer Department


Director of Mine
Coordination at Mine Level
Safety Supervisor
Department Heads
Safety Supervisor at Department Level
Co-Ordinator at Department Level
Working Face 1
Working Face 2
Working Face N

Huajin Coal Mining Company – Management Structure

Nanliang Mineral Company - Management Structure


Board
Managing Director
General Manager
Chief Engineer
Deputy General Manager
Safety Department
Production Department
Accounting Department
Purchase & Sales Dept
General Department
Coordination
Coal Storage
Driver
Chief
Workforce (Contractors)

Appendix 3 — Typical Coal Preparation Plant

Typical Materials Handling - Pingshuo Plants


ROM Storage (typically rill towers)
Plant Surge Bin
Single Stage Plant for Power Station Grade
Two Stage, Multi Module Plant for High Grade Middlings Grade Fines Dewatered Unwashed
ROM Bypass
Product Storage
Truck & Train Loading
Reject Bin (trucks)


Typical Module Flowsheet - Pingshuo Plants
Product Bins
Reject
Truck Bin
Feed
Screen
50mmx13mm
DMB
SG = 1.55
Screen
Centrifuge
13mmx0mm
DMB
SG = 1.75
Screen
Centrifuge
13mmx
0.5mm
Sieve Bend
DMC
SG = 1.45
DMC
SG = 1.60
0.5mmx0mm
Thickener
Hyperbaric Filter

Appendix 4 — Glossary of Terms

Glossary of Terms

%	Percent
°	Degrees
°C	Degrees Celsius
3D	Three dimensional
AFC	Armoured Face Conveyor
ANFO	Ammonium Nitrate/Fuel Oil
AusIMM	Australasian Institute of Mining and Metallurgy
Bord and Pillar	Method of underground mine extraction characterised by coal removal around non-mined pillars. Also known as room and pillar
Bt	Billion tonnes
China Coal	China Coal Energy Company Limited
cm	Centimetre
Coal Reserve	A Coal Reserve is the economically mineable part of a Measured or Indicated coal resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of the modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Coal reserves are subdivided in order of increasing confidence into Probable coal reserves and Proved coal reserves
Coal Seam	Portion of the strata that contains solid fossil fuel
Competent Person	A geologist or engineer with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination thereof, has experience relevant to the subject matter of the mineral project and the technical report and is a member in good standing of a professional association.
Competent	Strata or rock structure combining sufficient firmness and flexibility to transmit pressure
CPP	Coal Preparation Plant — facility used to selectively remove an undesirable portion (waste) from the ROM/raw coal using chemical or mechanical methods. Also known as a Wash Plant
CSN	Crucible Swelling Number
CV	Calorific Value
Datun Coal	Shanghai Datun Energy Resources Co., Ltd.
Dip	Angle which strata makes with the horizontal

DMC	Dense Medium Cyclone, used to separate material of differing densities
E	East
Feasibility Study	A Feasibility Study assesses in detail the technical soundness and Economic Viability of an undeveloped mining project, and serves as the basis for the investment decision and as a bankable document for project financing. The study constitutes an audit of all geological, engineering, environmental, legal and economic information accumulated on the project. Generally, a separate environmental impact study is required
FELs	Front-End Loaders
Goaf or gob	Spoil material allowed to subside behind the advancement of a longwall
HKSE	Stock Exchange of Hong Kong Limited
Huajin Coal	Huajin Coking Coal Co., Ltd.
Indicated Coal Resource	An Indicated Coal Resource is that part of a coal resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed
Inferred Coal Resource	An Inferred Coal Resource is that part of a coal resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes which may be limited or of uncertain quality and reliability
IPO	Initial Public Offering
ISO	International Standards Organisation
Jig	Gravity concentration process by the application of vertical pulses of water
JORC Code	Australian Code for Reporting of Mineral Resources and Ore Reserves
JORC	Joint Ore Reserves Committee of The Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia
kcal/kg	Kilocalories per kilogram, equivalent to 1,000 calories per kilogram

kg	Kilograms
km	Kilometres, equivalent to 1,000 metres
km^2	Square kilometres
kV	Kilovolt, equivalent to 1,000 volts
kVA	Kilovolt-ampere, equivalent to 1,000 volt-ampere
kWh	Kilowatt-hour, equivalent to 1,000 watt-hour
Larcodem	Large coal dense medium separators similar to dense medium cyclones (DMC) but cylindrical in shape as opposed to cone shaped. Can be fed with larger lump sizes than DMC's and have a large capacity relative to their size. Utilised in China and South Africa
LW	Longwall — underground mining technique
m	Metre/s
M	Million
m^2	Square metre (also sq. m)
m^3	Cubic metres
m^3/day	Cubic metres per day
m^3/hr	Cubic metres per hour
m^3/sec	Cubic metres per second
m^3/tonne	Cubic metres per tonne
mg/m^3	Milligrams per cubic metre
Marketable Reserves	Saleable coal from Recoverable Reserves after accounting for preparation plant yield where applicable
Measured Coal Resource	A Measured Coal Resource is that part of a coal resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes
Methane	A colorless, odorless, explosive gas (CH_4) typically associated with coal seams
Ml	Megalitres, equivalent to 1,000,000 litres
mm	Millimetre
MOLAR	Ministry of Land and Resources
Mt	Million tonnes
Mtpa	Million tonnes per annum
MVA	Megavolt-ampere, equivalent to 1,000,000 volt-ampere
MW	Megawatt, equivalent to 1,000,000 watt

N	North
Nanliang Coal	Shanxi Nanliang Coal Co., Ltd.
Normal Fault	A fault in which the hanging wall appears to have moved downward relative to the footwall
NQ	NQ-size (47.6 mm diameter) core
OP	Open Pit, a method of mining similar to open-cut, also known as surface mining
Overburden	Waste material overlying a coal seam
Panel	A block of coal designated for extraction utilizing longwall mining
Parting	Rock material within or between mineable coal seams, sometimes extracted with the coal
PCI	Pulverised Coal Injection
pH	A measure of the acidity or alkalinity of a solution, numerically equal to 7 for neutral solutions, increasing with increasing alkalinity and decreasing with increasing acidity. The pH scale commonly in use ranges from 0 to 14
Pillar	Column of coal left behind for support in a mine
PPE	Personal Protective Equipment
ppm	Parts per million
PQ	PQ-size (85 mm diameter) core
PRC	People's Republic of China
Probable Coal Reserve	A Probable Coal Reserve is the economically mineable part of an Indicated, and in some circumstances Measured, Coal Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified
Productivity	Measurements of workers'/equipment efficiency usually expressed in terms of tonnes per unit of time
Proved Coal Reserve	A Proved Coal Reserve is the economically mineable part of a Measured Coal Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified

Raw Coal	Coal on an as-mined basis. May be sold directly or cleaned if necessary
Recoverable Coal	The portion of a coal reserve available for mining exclusive of coal losses due to mining
Recoverable Reserves	Proved and probable reserves prior to adjustment for preparation plant yield
RMB	Renminbi, currency of China, also known as Yuan
ROM	Run-of-Mine — the as-mined material as it leaves the mine prior to any processing
S	South
SG	Specific Gravity
Shearer	Equipment utilized to extract coal from a face in a longwall mine
SRK	SRK Consulting China Limited
Strip ratio	Ratio of overburden to be moved for every corresponding quantity of ROM coal mined, usually expressed as m^3/t
Syncline	A fold in which the core contains the stratigraphically younger rocks; it is generally concave upward
t	Metric ton equal to 1,000 kilogrammes
t/m^3	Tonnes per cubic metre
TM	Total moisture
tpa	Tonnes per annum
tph	Tonnes per hour
UG	Underground
V	Volts
Valmin Code	Code for Technical Assessment and Valuation of Mineral and Petroleum Assets and Securities for Independent Expert Reports
W	West
WWTP	Waste Water Treatment Plants
Yield	Saleable portion of coal cleaned in a preparation plant relative to the total tonnes cleaned

Taxation of Dividends

Individual Investors. According to the Individual Income Tax Law of the PRC of 1980 as amended on 31 October, 1993, 30 August, 1999 and 19 December, 2005, dividends paid by PRC companies are subject to a PRC withholding tax levied at a flat rate of 20%. For a foreign individual who is not resident of the PRC, the receipt of dividends from a company in the PRC is subject to a withholding tax of 20% unless reduced by an applicable tax treaty or specifically exempted by the tax authority of the State Council. However, the PRC State Administration of Taxation ("SAT") issued, on 21 July, 1993, a Notice of the PRC State Administration of Taxation Concerning the Taxation of Gains on Transfer and Dividends from Shares (Equities) Received by Foreign Investment Enterprises, Foreign Enterprises and Foreign Individuals ("Tax Notice") which states that dividends paid by a PRC company to individuals with respect to shares listed on an overseas stock exchange ("Overseas Shares"), such as H Shares, are temporarily not subject to PRC withholding tax.

The Standing Committee of the National People's Congress' Decision on the Amendments to the Individual Income Tax Law of the PRC (the "Amendments") were promulgated on 19 December, 2005 and took effect on 1 January, 2006. The Amendments state that all provisions of any contradictory prior regulations concerning individual income tax which are contradictory to the Amendments shall become invalid upon the entering into effect of the same. Pursuant to the requirements of the Amendments and the amended Individual Income Tax Law and the Implementation Rules of the Individual Income Tax Law, foreign individuals are subject to a withholding tax on dividends paid by a PRC company at a rate of 20%, unless specifically exempted by the tax authority of the State Council or reduced by an applicable tax treaty. However, in a letter dated 26 July 1994 to the State Commission for Restructuring the Economic Systems of the PRC, the Securities Commission and CSRC, the SAT reiterated that the temporary tax exemption as specified in the Tax Notice for dividends received from a PRC company listed overseas should remain effective. In the event that this temporary tax exemption is revoked, a 20% tax may be withheld on dividends in accordance with the Individual Income Tax Law (as amended) and its Implementation Rules. Such withholding tax may be reduced pursuant to an applicable double taxation treaty. To date, the relevant tax authority has not been collecting any withholding tax on dividend payments on Overseas Shares.

Non-individual Investors. According to the Income Tax Law of the PRC Concerning Foreign Investment Enterprises and Foreign Enterprises, dividends paid by PRC companies other than foreign investment enterprises to foreign enterprises (including foreign companies and other economic entities) are ordinarily subject to a PRC withholding tax levied at a flat rate of 20%. However, according to the Tax Notice, a foreign enterprise (including foreign companies and other economic entities) receiving dividends paid with respect to a PRC company's Overseas Shares will temporarily not be subject to the 20% withholding tax. If such withholding tax becomes applicable in the future, the rate could be reduced pursuant to an applicable double taxation treaty.

Tax Treaties. Investors who are not PRC residents and reside in countries which have entered into double-taxation treaties with the PRC, may be entitled to a reduction of the withholding tax imposed on the dividends paid to such investors by a PRC company. The PRC currently has double-taxation treaties with a number of other countries, which include Australia, Canada, France, Germany, Japan, Malaysia, the Netherlands, Singapore, the United Kingdom and the United States. Under each of such double taxation treaties, the rate of withholding tax imposed by PRC's taxation authorities is generally reduced.

Taxation of Capital Gains

Individual Investors. According to the Individual Income Tax Law of the PRC (as amended), and the Implementation Rules of the Individual Income Tax Law of the PRC, gains realized on the sale of equity interests would be subject to income tax at a rate of 20%. The Ministry of Finance has been empowered by the Implementation Rules of the Individual Income Tax Law of the PRC to formulate the detailed implementing measures for levying the individual income tax on the gains realized on the sale of shares in PRC companies. However, to date, no such implementing measures have been promulgated by the Ministry of Finance, and no individual income tax on gains realized on sales of shares has been levied.

Pursuant to the notice jointly issued by the Ministry of Finance and the SAT dated March 30, 1998, in respect of suspending the enforcement of the collection of the individual Income tax on gains realized in connection with sales of shares, gains on sales of shares by individuals are temporarily exempted from individual income tax. In addition, the Tax Notice provides that gains realized by foreign individuals on the sale of overseas shares, such as H Shares, are temporarily not subject to PRC income tax. In the event that such temporary exemption ceases to be effective, individual holders of H Shares may be subject to income tax at a rate of 20% on capital gains, unless such tax is reduced or eliminated by an applicable double taxation treaty.

Non-individual Investors. The Tax Notice provides that gains realized by foreign enterprises, not including their entities or establishment in the PRC, that are holders of H Shares would, temporarily, not be subject to PRC income taxes.

Stamp Duty

PRC stamp duty imposed on the transfer of shares of PRC publicly traded companies should not apply to the acquisition and disposal by non-PRC investors of H shares outside of the PRC by virtue of the Provisional Regulations of China Concerning Stamp Duty, which became effective on 1 October 1988 and which provide that PRC stamp duty is imposed only on documents, executed or received within the PRC that are legally binding in the PRC and are protected under PRC law.

Estate Duty

The PRC does not currently have estate duty law.

Corporate Income Tax

On the Company. The PRC Provisional Regulations on Enterprise Income Tax stipulate that enterprises (including joint stock limited companies) incorporated in the PRC (except for foreign investment enterprises) will pay enterprise income tax at a rate of 33% on income earned from production and operations, and on other income, with tax concessions available where laws and regulations have provided for tax exemption or reduction.

Value-add Tax

The PRC Provisional Regulations on Value-added Tax ("the VAT Regulations") were promulgated on 13 December 1993 and became effective on 1 January 1994. The VAT Regulations apply to domestic and foreign investment enterprises that sell goods, provide processing or repair and replacement services or import goods in the PRC. Except for certain specified categories of goods sold or imported the value-added tax rate for the sale or import of which is 13%, the tax rate for sales or import of goods and provision of processing and repair and replacement services is 17%. The amount of tax payable on the sale of goods or the provision of

taxable services is the balance of the amount of tax on sales for the current period after deducting or setting off the amount of tax on purchases for the current period.

Business Tax

Pursuant to the PRC Provisional Regulations on Business Tax, which became effective on 1 January, 1994, the enterprises (including foreign investment enterprises) and individuals that provide various labor services and that assign intangible assets or sell immovable property in the PRC shall be subject to the business tax either at the rate of three percent or at five percent of the amount of taxable services or other transactions, except for entertainment business the turnover of which is subject to the business tax at a rate of 5%-20%.

FOREIGN EXCHANGE

The lawful currency of the PRC is the Renminbi, which is subject to foreign exchange controls and is not freely convertible into foreign exchange. SAFE, under the authority of the PBOC, is empowered with the functions of administering all matters relating to foreign exchange, including the enforcement of foreign exchange control regulations.

Prior to 31 December 1993, a quota system was used for the management of foreign currency. Any enterprise requiring foreign currency was required to obtain a quota from the local SAFE office before it could convert Renminbi into foreign currency through the PBOC or other designated banks. Such conversion had to be effected at the official rate prescribed by the SAFE on a daily basis. Renminbi could also be converted into foreign currency at swap centers. The exchange rates used by swap centers were largely determined by the demand for, and supply of, foreign currencies and the Renminbi requirements of enterprises in the PRC. Any enterprise that wished to buy or sell foreign currency at a swap center first had to obtain the approval from the SAFE.

On 28 December 1993, the PBOC, under the authority of the State Council, promulgated the Notice of the People's Bank of China Concerning Further Reform of the Foreign Currency Control System (the "Notice"), effective from 1 January 1994. The Notice announces the abolition of the system of foreign exchange quotas, the implementation of conditional convertibility of Renminbi in current account items, the establishment of the system of settlement and payment of foreign exchange by banks, and the unification of the official Renminbi exchange rate and the market rate for Renminbi established at swap centers. On 26 March 1994, the PBOC promulgated the "Provisional Regulations for the Administration of Settlement, Sale and Payment of Foreign Exchange" (the "Provisional Regulations"). The Provisional Regulations set out detailed provisions regulating the sale and purchase of foreign exchange by enterprises, economic organizations and social organizations in the PRC.

On 1 January 1994, the former dual exchange rate system for Renminbi was abolished and replaced by a controlled floating exchange rate system, which is determined by demand and supply. The PBOC sets and publishes daily the Renminbi-US dollar base exchange rate. This exchange rate is determined with reference to the transaction price for Renminbi-US dollar in the inter-bank foreign exchange market on the previous day. The PBOC will also, with reference to exchange rates in the international foreign exchange market, announce the exchange rates of Renminbi against other major currencies. In foreign exchange transactions, designated foreign exchange banks may, within a specified range, freely determine the applicable exchange rate in accordance with the exchange rate announced by the PBOC.

On 29 January 1996, the State Council promulgated new Regulations of the People's Republic of China for the Control of Foreign Exchange ("Control of Foreign Exchange Regulations") which became effective from 1 April 1996. The Control of Foreign Exchange Regulations classify all international payments

and transfers into current account items and capital account items. Most of the current account items are no longer subject to SAFE approval while capital account items still are. The Control of Foreign Exchange Regulations were subsequently amended on 14 January 1997. This latest amendment affirmatively states that the State shall not restrict international current account payments and transfers.

On 20 June 1996, the PBOC promulgated the "Regulations for Administration of Settlement, Sale and Payment of Foreign Exchange" (the "Settlement Regulations") which became effective on 1 July 1996. The Settlement Regulations supersede the Provisional Regulations and abolish the remaining restrictions on convertibility of foreign exchange in respect of current account items while retaining the existing restrictions on foreign exchange transactions in respect of capital account items. On the basis of the Settlement Regulations, the PBOC also published the Announcement on the Implementation of Foreign Exchange Settlement and Sale at Banks by Foreign-invested Enterprises (the "Announcement"). The Announcement permits foreign-invested enterprises to open, on the basis of their needs, foreign exchange settlement accounts for current account receipts and payments of foreign exchange along with specialized accounts for capital account receipts and payments at designated foreign exchange banks.

On 25 October 1998, the PBOC and the SAFE promulgated the Notice Concerning the Discontinuance of Foreign Exchange Swapping Business with effect from 1 December 1998. According to the Notice, all foreign exchange swapping business in the PRC targeted on the foreign-invested enterprises shall be discontinued, while the trading of foreign exchanges by foreign-invested enterprises shall be carried out under the banking system for the settlement and sale of foreign exchange.

Save for the foreign-invested enterprises or other enterprises which are specially exempted by relevant regulations, all entities in China (except for some foreign trading companies and production enterprises having import and export rights, which are entitled to retain part of foreign exchange income generated from their current account transactions and to make payments using such retained foreign exchanges in their current account transactions or approved capital account transactions) must sell their foreign exchange income to designated foreign exchange banks. Foreign exchange income from loans issued by organizations outside the territory or from the issuance of bonds and shares (for example foreign exchange income received by our Company from the sale of shares overseas) is not required to be sold to designated foreign exchange banks, but may be deposited in foreign exchange accounts at the designated foreign exchange banks.

PRC enterprises (including foreign-invested enterprises) which require foreign exchange for transactions relating to current account items, may, without the approval of SAFE, effect payment from their foreign exchange account or at the designated foreign exchange banks, on the strength of valid receipts and proof. Foreign-invested enterprises which need foreign exchange for the distribution of profits to their shareholders, and PRC enterprises which in accordance with regulations are required to pay dividends to shareholders in foreign exchange (like our Company), may on the strength of board resolutions on the distribution of profits, effect payment from their foreign exchange account or convert and pay at the designated foreign exchange banks.

Convertibility of foreign exchange in respect of capital account items, like direct investment and capital contribution, is still subject to restriction, and prior approval from SAFE and/or the relevant branch must be sought.

Dividends to holders of H Shares are declared in Renminbi but must be paid in Hong Kong dollars.

This appendix sets out summaries of certain aspects of PRC law and regulations, which are relevant to the Company's operations and business. Laws and regulations relating to taxation in the PRC are discussed separately in Appendix VII to this prospectus. This appendix also contains a summary of certain Hong Kong legal and regulatory provisions, including summaries of certain of the material differences between PRC and Hong Kong company law, certain requirements of the Hong Kong Listing Rules and additional provisions required by the Hong Kong Stock Exchange for inclusion in the articles of association of the PRC issuers.

1. PRC LAWS AND REGULATIONS

A. The PRC Legal System

The PRC legal system is based on the PRC constitution and is made up of written laws, administrative regulations, local regulations, autonomy regulations, separate regulations, rules and regulations of State Council departments, rules and regulations of local governments and international treaties of which the PRC Government is a signatory. Decided court cases do not constitute binding precedents, although they are used for the purposes of judicial reference and guidance.

The National people's congresses of the PRC (the "NPC") and the Standing Committee of the NPC are empowered to exercise the legislative power of the State. The NPC has the power to formulate and amend basic laws governing State organs, civil and criminal matters and other matters. The Standing Committee of the NPC is empowered to formulate and amend laws other than those required to be enacted by the NPC and to supplement and amend any parts of laws enacted by the NPC during the adjournment of the NPC, provided such supplements and amendments are not in conflict with the basic principles of such laws. The Standing Committee of the NPC is empowered to interpret, enact and amend other laws not required to be enacted by the NPC.

The State Council is the highest organ of State administration and has the power to formulate administrative regulations based on the constitution and laws.

The people's congresses of provinces, autonomous regions and municipalities and their respective standing committees may formulate local regulations based on the specific circumstances and actual requirements of their own respective administrative areas, subject to the constitution, laws and administrative regulations. The people's congresses of larger cities and their respective standing committees may formulate local regulations based on the specific circumstances and actual requirements of such cities and enact the same after submitting to the standing committee of the people's congresses of provinces or autonomous regions for approval. The standing committee of the people's congresses of provinces or autonomous regions shall examine the legality of local regulations submitted for approval, and such approval should be granted within four months if they are not in conflict with the constitution, laws, administrative regulations and local regulations of the province or autonomous region concerned. Where conflicts with the rules and regulations of the People's Government of the province or autonomous region concerned are identified in the examination of local regulations of larger cities by the standing committee of the people's congresses of provinces or autonomous regions, a decision should be made to resolve the issue. "Larger cities" refer to cities where the people's governments of provinces or autonomous regions are located, cities where special economic zones are located and larger cities as approved by the State Council.

People's congresses of national autonomous areas have the power to enact autonomy regulations and separate regulations in the light of the political, economic and cultural characteristics of the nationality or nationalities in the areas concerned. The autonomy regulations and separate regulations of autonomous regions shall be submitted to the standing committees of the national people's congresses of provinces, autonomous regions or municipalities for approval before taking effect. Adaptations of provisions of laws and administrative

regulations may be introduced to the autonomy regulations and separate regulations of autonomous prefectures and counties so long as they do not contravene the basic principles of the laws or administrative regulations, provided that no adaptations shall be made to specific provisions on national autonomous areas contained in the constitution, autonomy law of national areas and other relevant laws and administrative regulations.

The ministries, commissions, People's Bank of China, National Audit Office and institutions with administrative functions directly under the State Council may formulate rules and regulations within the jurisdiction of their respective departments based on the laws and the administrative regulations, decisions and rulings of the State Council. Provisions of departmental rules and regulations should relate to the enforcement of the laws and administrative regulations, decisions and rulings of the State Council. The people's governments of provinces, autonomous regions, municipalities and larger cities may formulate rules and regulations based the laws, administrative regulations and local regulations of such provinces and autonomous regions and municipalities.

According to the Constitution of the People's Republic of China, the power to interpret laws is vested in the Standing Committee of the NPC. According to the Decision of the Standing Committee of the NPC Regarding the Strengthening of Interpretation of Laws passed on 10th June, 1981, the Supreme People's Court has the power to give general interpretation on application of laws in judicial proceedings in addition to its power to issue specific interpretation for specific cases. The State Council and its ministries and commissions are also vested with the power to give interpretation of the statutes and administrative regulations which they have promulgated. At the regional level, the power to give interpretations of the regional laws is vested in the regional legislative and administrative organs which promulgate such laws.

B. The PRC Judicial System

Under the PRC Constitution and the Law of Organisation of the People's Courts of the PRC, the PRC judicial system is made up of the Supreme People's Court, the local people's courts, military courts and other special people's courts. The local people's courts are divided into three levels, namely, the basic people's courts, the intermediate people's courts and the higher people's courts. The basic people's courts are further divided into civil, criminal, economic and administrative divisions. The intermediate people's courts have divisions similar to those of the basic people's courts and other special divisions (such as the intellectual property division). These two level of people's courts are subject to supervision of people's courts at higher levels. The people's procuratorates also have the right to exercise legal supervision over the civil proceedings of people's courts of the same level and lower levels. The Supreme People's Court is the highest judicial organ of the PRC. It supervises the administration of justice by the people's courts at all levels.

The judgement or ruling of the second instance at a people's court is final. A party to the case concerned may appeal against the judgement or ruling of the first instance of a people's court. The people's procuratorate may appeal to the people's court at the next higher level in accordance with procedures stipulated by the laws. In the absence of any appeal by any parties to the case and any appeal by the people's procuratorate within the stipulated period, the judgement or ruling of the people's court shall be the final judgement or rulings. Judgements or rulings of the second instance of the intermediate people's courts, the higher people's courts and the Supreme People's Court are final. Judgements or rulings of the first instance of the Supreme People's Court are also final. If, however, the Supreme People's Court or a people's court at a higher level finds an error in a final and binding judgement which has taken effect in any people's court at a lower level, or the presiding judge of a people's court finds an error in a final and binding judgement which has taken effect in the court over which he presides, a retrial of the case may be conducted according to the judicial supervision procedures.

the Civil Procedure Law of the PRC (the "Civil Procedure Law") adopted on 9th April, 1991 prescribes the provisions for instituting a civil action, the jurisdiction of the people's courts, the procedures to be followed for conducting a civil action, the judicial procedures, and the procedures for enforcement of a civil judgement or ruling. All parties to a civil action conducted within the PRC must comply with the Civil Procedure Law. A civil case is generally heard by a court located in the defendant's place of domicile. The jurisdiction may also be selected by express agreement amongst the parties to a contract provided that the people's court having the jurisdiction is located at the plaintiff's or the defendant's place of domicile, the place of performing the contract or the place of executing the contract or the object of the action.

A foreign national or foreign enterprise is generally given the same litigation rights and obligations as a citizen or legal person of the PRC. Should a court of a foreign country limit the litigation rights of PRC citizens and enterprises, the PRC courts mall apply the same limitations to the citizens and enterprises of that foreign country. If any party to a civil action refuses to comply with a judgement or ruling made by a people's court or an award made by an arbitration tribunal in the PRC, the other party may apply to the people's court for the enforcement of the same within a stipulated period. Specific time limits are imposed on the right to apply for such enforcement. If at least one of the parties to the dispute or arbitration is an individual, the time limit is one year. If both parties to the dispute or arbitration are legal persons or other entities, the time limit is six months. If a party fails to satisfy a judgement which the court has granted approval to enforce within the stipulated time, the court will, upon application of the other party, mandatorily enforce the judgement.

A party seeking to enforce a judgement or ruling of a people's court against a party who is not personally or whose property is not within the PRC may apply to a foreign court with jurisdiction over the case for recognition and enforcement of such judgement or ruling. Similarly, if the PRC has entered into a treaty relating to judicial enforcement with the relevant foreign country or a relevant international treaty, a foreign judgement or ruling may also be recognised and enforced according to PRC enforcement procedures by a PRC court based on the equity principle unless the people's court considers that the recognition or enforcement of a judgement or ruling will violate the basic legal principles of the PRC or its sovereignty or national security, or social and public interest.

C. The Company Law

The Company Law was adopted by the Standing Committee of the Eighth NPC at its Fifth Meeting on 29th December, 1993 and came into effect on 1st July, 1994. It was amended on 25th December, 1999 and on 28th August, 2004 and revised on 27th October, 2005. The revised Company Law came into effect on 1st January, 2006.

The Special Regulations of the State Council on the Overseas Offering and Listing of Shares by Joint Stock Limited Companies ("Special Regulations") were passed at the 22nd Standing Committee Meeting of the State Council on 4th July, 1994 and promulgated and implemented on 4th August, 1994. The Special Regulations are formulated in respect of the overseas share subscription and listing of joint stock limited companies. The Mandatory Provisions for the Articles of Association of Companies Listed Overseas ("Mandatory Provisions") promulgated by Securities Commission and the State Restructuring Commission on 27th August, 1994 prescribe provisions which must be incorporated in the articles of association of joint stock limited companies to be listed on overseas stock exchanges. Accordingly, the Mandatory Provisions have been incorporated in the Articles of Association. References to a "company" made in this Appendix are to a joint stock limited company established under the Company Law with H shares.

Set out below is a summary of the major provisions of the Company Law, the Special Regulations and the Mandatory Provisions.

General

A "joint stock limited company" is a corporate legal person incorporated under PRC Company Law with independent legal person properties and entitlements to such legal person properties. The liability of the company is limited to the full amount of its assets and the liability of its shareholders is limited to the extent of the shares held by them.

Incorporation

A company may be incorporated by promotion or public subscription. A company may be incorporated by a minimum of 2 but not more than 200 promoters. but at least half of the promoters must reside within the PRC.

Companies incorporated by promotion are companies the entire registered capital of which is subscribed for by the promoters. The initial capital contribution by all promoters of the Company shall not be less than 20% of the registered capital. The remainder shall be paid up within two years from the date of incorporation of the company by the promoters. For investment companies, the remainder may be paid up within five years. Share in the company shall not be offered to other persons unless the registered capital has been paid up. For companies incorporated by public subscription, the registered capital of a company is the amount of its total paid up capital as registered with the relevant registration authorities. The minimum registered capital of a joint stock limited company is RMB5 million or as required by the laws or administrative regulations, whichever is higher.

For companies incorporated by way of promotion, the promoters shall subscribe in full in writing for shares required to be subscribed by them by the articles of association. The full amount of capital contribution shall be paid up if payments are made in one lump sum and the first installment shall be paid forthwith if payments are made in installments. Procedures relating to the transfer of titles for nonmonetary assets shall be duly completed if such assets are to be contributed as capital. Promoters who fail to pay up their capital contributions in accordance with the foregoing provision shall assume liabilities for breach of contract in accordance with the covenants laid down in the promoters' agreement. After the promoters have completed the initial capital contribution, a board of directors and a supervisory committee shall be elected and the board of directors shall apply for registration of incorporation by filing the articles of association with the company registration authorities, together with capital verification certificate issued by a capital verification institution established by law and other documents required by the law or administrative regulations.

Where companies are incorporated by public subscription, not less than 35% of their total shares must be subscribed for by the promoters, unless otherwise provided for by the law or administrative regulations. A promoter who offer shares to the public must publish a share offer Prospectus and draft a share subscription form to be signed and sealed by subscribers, specifying the number and amount of shares to be subscribed for and their addresses. The subscribers shall pay up the amounts for the number of shares they have subscribed for. Where a promoter is offering shares to the public, such offer shall be underwritten by securities houses established by law, in relation to which underwriting agreements shall be signed. A promoter offering shares to the public shall also sign an agreement with a bank in relation to the receipt of subscription amounts. The receiving bank shall receive and keep in custody the subscription amounts, issue receipts to subscribers who have paid the subscription amounts and furnish evidence of receipt of subscription amounts to relevant authorities. After the subscription amounts for the share issuance have been paid in full, a capital verification institution established by law must be engaged to conduct capital verification and furnish a report thereon. The promoters shall convene an inaugural meeting within 30 days. The inauguration meeting shall be formed by the subscribers. Where shares issued remain undersubscribed by the cut-off date stipulated in the share

offering Prospectus, or where the promoter fails to convene an inauguration meeting within 30 days after subscription amounts for the shares issued have been fully paid up, the subscribers may demand the promoter to return the subscription amounts so paid up together with interests at bank rates for a deposit for the same term. Within 30 days after the conclusion of the inaugural meeting, the board of directors shall apply to the registration authority for registration of the establishment of the company.

A company is formally established and has the status of a legal person after the approval of registration has been given by the relevant administration bureau for industry and commerce and a business license has been issued.

A company's promoter shall individually and collectively be liable for:

(i) the payment of all expenses and liabilities incurred in the incorporation process if the company cannot be incorporated;

(ii) the repayment of subscription moneys to the subscribers together with interest at bank rates for a deposit for the same term if the company cannot be incorporated; and

(iii) damages suffered by the company as a result of the default of the promoters in the course of incorporation of the company.

According to the Provisional Regulations Concerning the Issue and Trading of Shares promulgated by the State Council on 22nd April, 1993 (which is only applicable to issue and trading of shares in the PRC and their related activities), if a company is established by means of subscription, the promoters of such company are required to assume joint responsibility for the accuracy of the contents of the Prospectus and to ensure that the Prospectus does not contain any misleading statement or omit any material information.

Share capital

The promoter may make capital contribution in currencies, or in kind or by way of injection of assets, intellectual property rights or land use rights based on their appraised value, and may also convert lawfully transferred non-monetary assets into capital contribution with a monetary value, save for assets prohibited to be contributed as capital by the law or administrative regulations. If a capital contribution is made other than in cash, a valuation and verification of the asset contributed must be carried out without any over-valuation or under-valuation, subject to any provisions of the law or administrative regulations on valuation. The amount of monetary contribution by all shareholders shall not be less than 30% of the registered capital of the company.

A company may issue registered or bearer share certificates. The Special Regulations and the Mandatory Provisions provide that shares issued to foreign investors and listed overseas be issued in registered form and shall be denominated in Renminbi and subscribed for in foreign currency. Shares issued to foreign investors and investors from the territories of Hong Kong, Macau and China Taiwan and listed in Hong Kong are classified as H shares, and those shares issued to investors within the PRC other than the territories specified above are known as domestic shares. Under the Special Regulations, upon approval of the CSRC, a company may agree, in the underwriting agreement in respect of an issue of H shares, to retain not more than 15% of the aggregate number of overseas listed foreign invested shares proposed to be issued after accounting for the number of underwritten shares. The share offering price may be equal to or greater than the par value, but may not be less than the par value.

Increase in share capital

According to the PRC Company Law, the issuance of shares shall be conducted in a fair and equitable manner. Shares in the same class shall rank pari passu with one another. Shares of the same class in the same

offer shall be issued on the same terms and at the same price. The same price per share shall be paid by any units or individuals subscribing for shares.

Where a company is issuing new shares, resolutions shall be passed by the shareholders' general meeting or the board of directors in accordance with the articles of association in respect of the class and amount of the new shares, the issue price of the new shares, the commencement and end of the new share issue and the class and amount of new shares to be issued to existing shareholders. When a company launches a public issue of new shares with the approval of the securities regulatory authorities under the State Council, a new share offering Prospectus and financial accounting report must be published and a subscription form must be prepared. After the new share issue of the Company has been paid up, the change must be registered with the company registration authorities and an announcement must be made. Where a company is issuing new shares to increase its registered capital, the subscription of new shares by shareholders shall be conducted in accordance with provisions on the payment of subscription amounts in relation to the incorporation of the company.

Reduction of share capital

Subject to the minimum registered capital requirements, a company may reduce its registered capital in accordance with the following procedures prescribed by the PRC Company Law:

(i) the company shall prepare a balance sheet and financial statement;

(ii) the reduction of registered capital must be approved by shareholders in a shareholders' general meeting;

(iii) the company shall inform its creditors of the reduction in capital within 10 days and publish an announcement of the reduction in the newspaper within 30 days after the resolution approving the reduction has been passed;

(iv) the creditors of the company may within the statutory prescribed time limit require the company to pay its debts or provide guarantees covering the debts; and

(v) the company must apply to the relevant administration bureau for industry and commence for registration of the reduction in registered capital.

Repurchase of shares

A Company may not purchase its own shares other than for one of the following purposes:

(i) to reduce its registered share capital;

(ii) to merge with another company that holds its shares;

(iii) to grant shares to its employees as incentives; and

(iv) to purchase its own shares from its shareholders who vote against the resolution regarding the merger and demerger with other company in a shareholders' general meeting.

The company's acquisition of its own shares on the grounds set out in (i) to (iii) above shall require approval by way of a resolution of the shareholders' general meeting. Following the company's acquisition of its shares in accordance with the foregoing, such shares shall be canceled within 10 days from the date of acquisition in the case of (i) and transferred or canceled within six months in the case of (ii) or (iv).

Shares acquired by the company in accordance with (iii) under paragraph one shall not exceed 5% of the total number of issued shares of the company. Such acquisition shall be financed by funds appropriated

from the company's profit after taxation, and the shares so acquired shall be transferred to the employees within one year.

Transfer of shares

Shares held by shareholders may be transferred in accordance with the relevant laws and regulations. A shareholder may only effect a transfer of its shares on a stock exchange established in accordance with law or by other way as required by the State Council. Registered shares may be transferred after the shareholders endorse their signatures on the back of the share certificates or in any other manner specified by the law or administrative regulations. Following the transfer, the company shall enter the name of the transferee and its address into the share register. No changes of registration in the share register provided in the foregoing shall be effected during a period of 20 days prior to the convening of the shareholders' general meeting or 5 days prior to the record day for the purpose of determining entitlements to dividend distributions, subject to any legal provisions on the registration of changes in the share register of listed companies. The transfer of bearer's share certificate shall become effective upon the delivery of such share certificate to the transferee by the shareholder.

Shares held by a promoter may not be transferred within 1 year after the company's establishment. Shares of the company issued prior to the public issue of shares shall not be transferred within 1 year from the date of the company's listing on a stock exchange.

Directors, supervisors and the senior management of a company shall declare to the company his shareholdings in the company and any changes of such shareholdings. During their term of office, they shall transfer no more than 25% of the shares they hold in the company. They shall not transfer the shares they hold within 1 year from the date of the company's listing on a stock exchange, nor within six months after they have resigned from their positions with the company. The articles of association may lay down other restrictive provisions in respect of the transfer of shares in the company held by the Directors, supervisors and the senior management of the company.

Shareholders

Under the Company Law, the rights of a shareholder include:

(i) to receive return on capital, participate in significant decision-making and be able to choose the management;

(ii) to petition the people's court to revoke any resolution passed at a shareholders' general meeting or a meeting of board of directors that has been convened or whose voting has been conducted in a manner violating the law, or any resolution that is in violation of the articles of association, provided that such petition is submitted within 60 days from the passing of such resolution;

(iii) to appoint a proxy to attend shareholders' general meetings;

(iv) to inspect the articles of association, share register, counterfoil of company debentures, minutes of shareholders' general meetings, board resolutions, resolutions of the supervisory committee and financial and accounting reports and to make proposals or enquiries in respect of the company's operations;

(v) to receive dividends in respect of the number of shares held;

(vi) to receive residual properties of the company in proportion to their shareholdings upon the liquidation of the company; and

(vii) any other shareholders' rights provided for in the articles of association.

The obligations of a shareholder include the obligation to abide by the company's articles of association, to pay the subscription moneys in respect of the shares subscribed for, to be liable for the company's debts and liabilities to the extent of the amount of subscription moneys agreed to be paid in respect of the shares taken up by him and any other shareholders' obligation specified in the company's articles of association.

Shareholders' general meetings

The shareholders' general meeting is the organ of authority of the company, which exercises its powers in accordance with the Company Law.

The shareholders' general meeting exercises the following powers:

(i) to decide on the company's operational policies and investment plans;

(ii) to elect or remove the directors and supervisors (not being staff representative) and to decide on matters relating to the remuneration of directors and supervisors;

(iii) to examine and approve reports of the board of directors;

(iv) to examine and approve reports of the supervisory committee or supervisor;

(v) to examine and approve the company's proposed annual financial budget and final accounts;

(vi) to examine and approve the company's proposals for profit distribution plans and recovery of losses;

(vii) to decide on any increase or reduction of the company's registered capital;

(viii) to decide on the issue of bonds by the company;

(ix) to decide on issues such as merger, division, dissolution and liquidation of the company and other matters;

(x) to amend the company's articles of association; and

(xi) other authorities as provided for in the articles of association.

Shareholders' general meetings are required to be held once every year. An extraordinary shareholders' general meeting is required to be held within 2 months after the occurrence of any of the following:

(i) the number of directors is less than the number stipulated by the law or less than two-thirds of the number specified in the articles of association;

(ii) the aggregate losses of the company which are not made up reach one third of the company's total share capital;

(iii) when shareholders holding 10% or more of the company's shares request the convening of an extraordinary general meeting;

(iv) whenever the board of directors deems necessary; or

(v) when the supervisory committee so requests.

(vi) other circumstances as provided for in the articles of associations.

Shareholders' general meetings shall be convened by the board of directors, and presided over by the chairman of the board of directors. In the event that the chairman is incapable of performing or not performing his duties, the meeting shall be presided over by the vice chairman. In the event that the vice chairman is incapable of performing or not performing his duties, a director nominated by the majority of directors shall preside over the meeting. Where the board of directors is incapable of performing or not

performing its duties of convening the shareholders' general meeting, the supervisory committee shall convene and preside over such meeting in a timely manner. In case the supervisory committee fails to convene and preside over such meeting, shareholders alone or in aggregate holding more than 10% of the company's shares for 90 days consecutively may unilaterally convene and preside over such meeting.

Notice of the shareholders' general meeting stating the time and venue of and matters to be considered at the meeting shall be given to all shareholders 20 days before the meeting. Notice of extraordinary general meetings shall be given to all shareholders 15 days prior to the meeting. For the issuance of bearer's share certificates, the time and venue of and matters to be considered at the meeting shall be announced 30 days before the meeting. Shareholders alone or in aggregate holding more than 3% of the company's shares may submit interim proposals to the board of directors in writing 10 days before the shareholders' general meeting. The board of directors shall notify other shareholders within 2 days after receiving such proposal and table such interim proposal for review by the shareholders' general meeting. Interim proposals shall be within the powers of the shareholders' general meeting and shall carry specific subjects and matters for resolution. A shareholders' general meeting shall not make any resolution in respect of any matters not set out in the two types of notices mentioned above. Holders of bearer's share certificate who wish to attend the shareholders' general meeting shall deposit his share certificates with the company 5 days before the meeting, which share certificates shall remain in the custody of the company until the close of the shareholders' general meeting.

Shareholders present at a shareholders' general meeting have one vote for each share they hold, save that shares held by the company are not entitled to any voting rights. Resolutions of the shareholders' general meeting must be adopted by more than half of the voting rights held by shareholders present at the meeting, with the exception of matters relating to merger, division, dissolution of a company or amendments to the articles of association, which must be adopted by more than two-thirds of the voting rights held by the shareholders present at the meeting. Where the PRC Company Law and the articles of association provide that the transfer or acquisition of significant assets or the provision of external guarantees by a company must be approved by way of resolution of the shareholders' general meeting, the directors shall convene a shareholders' general meeting promptly to vote on the above matters. The accumulative voting system may be adopted pursuant to the provisions of the articles of association or a resolution of the shareholders' general meeting for the election of directors and supervisors at the shareholders' general meeting. Under the accumulative voting system, each share shall be entitled to votes equivalent to the number of directors or supervisors to be elected meeting for the election of directors and supervisors at the shareholders' general meeting , and shareholders may consolidate their voting rights when casting a vote.

Minutes shall be prepared in respect of matters considered at the shareholders' general meeting and the president of the meeting and directors attending the meeting shall sign to endorse such minutes. The minutes shall be kept together with the shareholders' attendance register and the proxy forms.

According to the Mandatory Provisions, the increase or reduction of share capital, the issue of shares of any class, warrants or other similar securities, and bonds or debentures, the liquidation of the company and any other matters in respect of which the shareholders by ordinary resolution so decide, must be approved through special resolutions by more than two-thirds of the voting rights held by shareholders present at the meeting.

There is no specific provision in the Company Law regarding the number of shareholders constituting a quorum in a shareholders' meeting, although the Special Regulations and the Mandatory Provisions provide that a company's annual general meeting may be convened when replies to the notice of that meeting from shareholders holding shares representing 50% of the voting rights in the company have been received 20 days before the proposed date, or if that 50% level is not achieved, the company shall within 5 days of the last day for receipt of the replies notify shareholders again by public announcement of the matters to be considered at

the meeting and the date and place of the meeting and the annual general meeting may be held thereafter. The Mandatory Provisions require class meetings to be held in the event of a variation or derogation of the class rights of a class. Holders of domestic invested shares and holder of H shares are deemed to be different classes of shareholders for this purpose.

Directors

A company shall have a board of directors, which shall consist of 5 to 19 members. Members of the board of directors may include staff representatives, who shall be democratically elected by the company's staff at the staff representative assembly, general staff meeting or otherwise. The term of a director shall be stipulated in the articles of association, provided that no term of office shall last for more than 3 years. A director may serve consecutive terms if re-elected. A director shall continue to perform his duties in accordance with the laws, administrative regulations and articles of association until a duly re-elected director takes office, if re-election is not conducted in a timely manner upon the expiry of his term of office or if the resignation of directors results in the number of directors being less than the quorum.

Under the Company Law, the board of directors exercises the following powers:

(i) to convene the shareholders' general meetings and report on its work to the shareholders' general meetings;

(ii) to implement the resolutions passed by the shareholders in general meetings;

(iii) to decide on the company's business plans and investment proposals;

(iv) to formulate the company's proposed annual financial budget and final accounts;

(v) to formulate the company's profit distribution proposals and for recovery of losses;

(vi) to formulate proposals for the increase or reduction of the company's registered capital and the issuance of the corporate bonds;

(vii) to prepare plans for the merger, division or dissolution of the company;

(viii) to decide on the company's internal management structure;

(ix) to appoint or dismiss the company's general manager and based on the general manager's recommendation, to appoint or dismiss the deputy general managers and financial officers of the company and to decide on their remuneration;

(x) to formulate the company's basic management system; and

(xi) to exercise other powers under the articles of association.

Meetings of the board of directors shall be convened at least twice a year. Notice of meeting shall be given to all directors and supervisors 10 days before the meeting. Interim board meetings may be convened by shareholders representing more than 10% of voting rights, more than one third of the directors or the supervisory committee. The chairman shall convene and preside over such meeting within 10 days after receiving such proposal. The board of directors may provide for a different method of giving notice and notice period for convening an extraordinary meeting of the board of directors. Meetings of the board of directors shall be held only if half or more of the directors are present. Resolutions of the board of directors require the approval of more than half of all directors. Each director shall have one vote for resolutions to be approved by the board of directors. Directors shall attend board meetings in person. If a director is unable to attend a board meeting, he may appoint another director by a written power of attorney specifying the scope of the authorization to attend the meeting on his behalf.

If a resolution of the board of directors violates the law, administrative regulations or the company's articles of association, and as a result of which the company sustains serious losses, the directors participating in the resolution are liable to compensate the company. However, if it can be proved that a director expressly objected to the resolution when the resolution was voted on, and that such objections were recorded in the minutes of the meeting, such director may be relieved from that liability.

Under the Company Law, the following persons may not serve as a director of a company:

(i) persons without civil capacity or with restricted civil capacity;

(ii) persons who have committed the offence of corruption, bribery, taking of property, misappropriation of property or destruction of the social economic order, and have been sentenced to criminal punishment, where less than 5 years have elapsed since the date of completion of the sentence; or persons who have been deprived of their political rights due to criminal offence, where less than 5 years have elapsed since the date of the completion of implementation of this deprivation;

(iii) persons who are former directors, factory managers or managers of a company or enterprise which has become bankrupt and been liquidated and who are personally liable for the bankruptcy of such company or enterprise, where less than 3 years have elapsed since the date of the completion of the bankruptcy and liquidation of the company or enterprise;

(iv) persons who were legal representatives of a company or enterprise which had its business license revoked due to violation of the law and who are personally liable, where less than 3 years have elapsed since the date of the revocation of the business license;

(v) persons who have a relatively large amount of debts due and outstanding.

The election, appointment or engagement of directors elected or appointed by the company in violation of the aforesaid provisions shall be null and void. Directors committing the above during his term of office shall be released of his duties by the company.

Other circumstances under which a person is disqualified from acting as a director of a company are set out in the Mandatory Provisions.

The board of directors shall appoint a chairman and may appoint a vice chairman. The chairman and the vice chairman are elected with approval of more than half of all the directors. The chairman shall convene and preside over board meetings and examine the implementation of board resolutions. The vice chairman shall assist in the work of the chairman. In the event that the chairman is incapable of performing or not performing his duties, the duties shall be performed by the vice chairman. In the event that the vice chairman is incapable of performing or not performing his duties, a director nominated by the majority of directors shall perform his duties.

Supervisors

A company shall have a supervisory committee composed of not less than 3 members. The supervisory committee is made up of representatives of the shareholders and an appropriate proportion of representatives of the company's staff and workers. The actual proportion shall be stipulated in the articles of association, provided that the proportion of representatives of the company's staff and workers shall not be less than one third. Representatives of the company's staff and workers at the supervisory committee shall be democratically elected by the company's staff at the staff representative assembly, general staff meeting or otherwise. The supervisory committee shall appoint a chairman and may appoint a vice chairman. The chairman and the vice chairman of the supervisory committee are elected with approval of more than half of all the supervisors.

The chairman of the supervisory committee shall convene and preside over supervisory committee meetings. In the event that the chairman of the supervisory committee is incapable of performing or not performing his duties, the vice chairman of the supervisory committee shall convene and preside over supervisory committee meetings. In the event that the vice chairman of the supervisory committee is incapable of performing or not performing his duties, a supervisor nominated by the majority of supervisors shall convene and preside over supervisory committee meetings. Directors and members of the officers may not act concurrently as supervisors.

Each term of office of a supervisor is 3 years and he or she may serve consecutive terms if reelected. A supervisor shall continue to perform his duties in accordance with the laws, administrative regulations and articles of association until a duly re-elected supervisor takes office, if re-election is not conducted in a timely manner upon the expiry of his term of office or if the resignation of supervisors results in the number of supervisor being less than the quorum.

The supervisory committee exercises the following powers:

(i) to review the company's financial position;

(ii) to supervise the directors and officers in their performance of their duties and to propose the removal of directors and officers who have violated laws, regulations, the articles of association or shareholders' resolution;

(iii) when the acts of a directors and managers are in a harm to the company's interests, to require correction of these acts;

(iv) to propose the convening of extraordinary shareholders' general meetings and to convene and preside over shareholders' meetings when the board of directors fails to perform the duty of convening and presiding over shareholders' meeting under this law;

(v) to propose resolution in a general meeting;

(vi) to initiate proceedings against directors and officers;

(vii) other powers specified in the articles of association.

Supervisors may be in attendance at board meetings and make enquiries or proposals in respect of board resolutions. The supervisory committee or (where there is no supervisory committee) the supervisors of a company may initiate investigations into any irregularities identified in the operation of the company and, where necessary, may engage an accountant to assist in his work at the company's expense.

Managers and officers

A company shall have a manager who shall be appointed or removed by the board of directors. The manager may exercise the following powers:

(i) supervise the production, business and administration of the company and arrange for the implementation of resolutions of the board of directors;

(ii) arrange for the implementation of the company's annual business and investment plans;

(iii) formulate plans for the establishment of the company's internal management structure;

(iv) formulate the basic administration system of the company;

(v) formulate the company's internal rules;

(vi) recommend the appointment and dismissal of deputy managers and any financial controller;

(vii) appoint or dismiss other administration officers (other than those required to be appointed or dismissed by the board of directors);

(viii) other powers conferred by the board of directors.

Other provisions of the articles of association on the general manager's powers shall also be complied with. The general manager shall be in attendance at board meetings.

According to the PRC Company Law, officers shall mean the general manager, deputy general manager(s), financial controller, board secretaries (in case of a listed company) of a company and other personnel as stipulated in the articles of association.

Duties of the directors, supervisors, general managers and other officers

Directors, supervisors, managers and officers of a company are required under the PRC Company Law to comply with the relevant laws, regulations and the articles of association, carry out their duties honestly and diligently. Directors, supervisors, managers and officers are prohibited from making of their powers to accept bribes or other unlawful income and from appropriating the company's properties. Directors and officers are prohibited from:

(i) Misappropriation of company funds;

(ii) Deposit of company funds into accounts under his own name or the name of other individuals;

(iii) Loaning company funds to others or providing guarantees in favour of others on the back of the company properties in violation of the articles of association or without prior approval of the shareholders' meeting, shareholders' general meeting or board of directors;

(iv) Entering into contracts or deals with the company in violation of the articles of association or without prior approval of the shareholders' meeting, shareholders' general meeting or board of directors;

(v) using one's position and powers to procure business opportunities for oneself or others that should have otherwise been available to the company or operating for one's own benefit or managing on behalf of others businesses similar to that of the company without prior approval of the shareholders' meeting or the shareholders' general meeting;

(vi) Accepting for one's own benefit commission from a third party dealing with the company;

(vii) Unauthorized divulgence of confidential information of company;

(viii) Other acts in violation of the fiduciary duty to the company.

Income generated by directors or officers in violation of the foregoing provisions shall be reverted to the company.

A director, supervisor or officer who contravenes any law, regulation or the company's articles of association in the performance of his duties resulting in any loss to the company shall be personally liable to the company.

Where the attendance of a director, supervisor or officer is requested by the shareholders' general meeting, such director, supervisor or officer shall attend the meeting as requested and answer enquiries of shareholders. Directors and officers should furnish with all truthfulness facts and information to the supervisory committee or the supervisor (for companies with limited liability that do not have supervisory committees) without obstructing the discharge of duties by the supervisory committee or the supervisors.

Where a director or officer who contravenes any law, regulation or the company's articles of association in the performance of his duties resulting in any loss to the company, shareholders holding alone or in aggregate more than 1% of the company's shares consecutively for 180 days may request in writing the supervisory committee to institute litigation at the people's court on his behalf. Where a supervisor violates the law or administrative regulations or the articles of association in the discharge of his duties resulting in losses to the company, the aforesaid shareholders may request in writing the board of directors to institute litigation at the people's court on his behalf. In the event that the supervisory committee or board of directors refuses to institute litigation after receiving the written request of shareholders as provided in the foregoing, or fails to institute litigation within 30 days after receiving the request, or in case of emergency where failure to institute litigation immediately will result in irrecoverable damage to the company's interest, shareholders mentioned in the foregoing shall have the power to institute litigation directly at the people's court in his own name for the company's benefit. For other parties who infringe the lawful interests of the company resulting in losses to the company, shareholders may institute litigation at the people's court in accordance with provisions in the two foregoing sentences. Where a director or officer who contravenes any law, administrative regulation or the articles of association in infringement of shareholders' interests, shareholders may also institute litigation at the people's court.

The Special Regulations and the Mandatory Provisions provide that a company's directors, supervisors, general managers and other officers shall have fiduciary duties towards the company. They are required to faithfully perform their duties, protect the interests of the company and not to use their positions for their own benefit. The Mandatory Provisions contains detailed stipulations on these duties.

Finance and accounting

A company shall establish its financial and accounting systems according to laws, administrative regulations and the regulations of the responsible financial department of the State Council and at the end of each financial year prepare a financial report which shall be audited by an accountant as provided by law. The financial and accounting report shall be prepared in accordance with provisions of the laws, administrative regulations and the regulations of financial department of the State Council.

A company shall deposit its financial statements at the company for the inspection by the shareholders at least 20 days before the convening of an annual general meeting of shareholders. A company established by the public subscription method must publish its financial statements. When distributing each year's after-tax profits, the company shall set aside 10% of its after-tax profits for the company's statutory common reserve fund (except where the fund has reached 50% of the company's registered capital). When the company's statutory common reserve fund is not sufficient to make up for the company's losses of the previous year, current year profits shall be used to make good the losses before allocations are set aside for the statutory common reserve fund. After the company has made appropriations to the statutory common reserve fund from its after-tax profit, it may, with the approval of the shareholders' meeting or the shareholders' general meeting by way of resolution, make further appropriations from its after-tax profit to the discretionary common reserve fund. After the company has made good its losses and made allocations to its common reserve fund, the remaining profits are distributed in proportion to the number of shares held by the shareholders, or otherwise where distributions are stipulated by the articles of association not to be made in a proportionate manner. Profit distributed to shareholders by the shareholders' general meeting or the board of directors before losses have been made good and appropriations have been made to the statutory commons reserve fund in violation of the foregoing provisions must be returned to the company. Shares held by the company shall not be entitled to any distribution of profit.

The premium over the nominal value of the shares of the company on issue and other amounts required by the relevant governmental authority to be treated as the capital common reserve shall be accounted for as capital common reserve. The capital common reserve of a company shall be applied to make up the company's losses, expand the business operations of the company or increase the company's capital, the capital common reserve shall not be used to make good the company's losses. Upon the conversion of statutory common reserve into capital, the balance of the statutory common reserve shall not be less than 25% of the registered capital of the company before such conversion.

The company shall have no other accounting books except the statutory accounting books. The company's assets shall not be deposited in any accounts opened in the name of an individual.

Appointment and retirement of auditors

Pursuant to the PRC Company Law, the appointment or dismissal of accountants responsible for the company's auditing shall be determined by the shareholders' general meeting or the board of directors in accordance with the articles of association. The accountant should be allowed to make representations when the shareholders' general meeting or board of directors is going to conduct a vote on the dismissal of the accountant. The company should provide true and complete accounting evidences, books, financial and accounting reports and other accounting data to the accountant it hires without any refusal, withholding and false information.

The Special Regulations require a company to employ an independent qualified firm of accountants to audit the company's annual report and review and check other financial reports.

Distribution of profits

The Special Regulations provide that the dividends and other distributions to be paid to holders of H shares shall be declared and calculated in Renminbi and paid in foreign currency. Under the Mandatory Provisions, the payment of foreign currency to shareholders shall be made through a receiving agent.

Amendment of articles of association

Any amendments to the articles of association must be made in accordance with the procedures set forth in applicable laws, regulations and the articles of association. Any amendment of provisions incorporated in the articles of association in accordance with the Mandatory Provisions will only be effective after approval by the companies approval department authorized by the CSRC and the State Council and filed with the State Administration of Industry and Commerce or any of its local bureau fo registration. If the amendment to the articles of association falls to be registered and filed and has bee adopted, the company must process registration of changes in accordance with applicable laws and regulations.

Termination and liquidation

A company shall be dissolved by reason of the following:

(i) the term of its operations set down in the company's articles of association has expired or other events of dissolution specified in the company's articles of association have occurred;

(ii) the shareholders in general meeting have resolved to dissolve the company;

(iii) the company is dissolved by reason of its merger or demerger;

(iv) the business licence is invalidated; the operation is suspended, or the company is dissolved by order of the court;

(v) the company is dissolved by the people's court in response to the request of shareholders holding shares that represent more than 10% of the voting rights of all shareholders of the company, on the grounds that he operation of the company experiences serious difficulties that cannot be resolved through other means, rendering ongoing existence of the company a cause for significant losses for shareholders'.

In the event of (i) above, the company may carry on its existence by amending its articles of association. The amendment of the articles of association in accordance with provisions set out in the previous paragraph shall require approval of shareholders holding more than two thirds of voting rights in the case of companies with limited liability and more than two thirds of voting rights of shareholders attending a shareholders' general meeting in the case of a joint stock limited company.

Where the company is dissolved in the circumstances described in (i), (ii), (iv) or (v) above, liquidation must commence with the establishment of a liquidation committee within 15 days. Members of the liquidation committee shall be appointed by the directors or the shareholders in a general meeting. If a liquidation committee is not established within the stipulated period, the company's creditors can apply to the people's court, requesting the court to appoint relevant personnel to form the liquidation committee. The people's court should accept such application and form a liquidation committee to conduct liquidation in a timely manner.

The liquidation committee shall exercise the following powers during the liquidation period:

(i) to handle the company's assets and to prepare a balance sheet and an inventory of the assets;

(ii) to notify creditors or issue public notices;

(iii) to deal with and settle any outstanding businesses of the company;

(iv) to pay any tax overdue as well as tax amounts arising from the process of liquidation;

(v) to settle the company's financial claims and liabilities;

(vi) to handle the surplus assets of the company after its debts have been paid off; and

(vii) to represent the company in civil lawsuits.

The liquidation committee shall notify the company's creditors within 10 days after its establishment, and issue public notices in the newspapers within 60 days. A creditor shall lodge his claim with the liquidation committee within 30 days after receiving notification, or within 45 days of the public notice if he did not receive any notification. A creditor shall state all matters relevant to his creditor rights in making his claim and furnish evidence. The liquidation committee shall register such creditor rights. The liquidation committee shall not make any debt settlement to creditors during the period of claim.

Upon liquidation of the company's properties and the preparation of the balance sheet and inventory of assets, the liquidation committee shall draw up a liquidation plan to be submitted to the shareholders' meeting, shareholders' general meeting or people's court for endorsement.

The remaining assets of the company after payment of liquidation expenses, wages, social insurance expenses and statutory compensation, outstanding taxes and the company's debt shall be distributed to shareholders according to their proportion of capital contribution in the case of companies with limited liability and according to shareholding proportion in the case of joint stock limited companies. The company shall continue to exist during the liquidation period, although it cannot be engaged in any operating activities that are not related to the liquidation. The company's properties shall not be distributed to the shareholders before repayment are made in accordance to the foregoing provisions.

Upon liquidation of the company's properties and the preparation of the balance sheet and inventory of assets, if the liquidation committee becomes aware that the company does not have sufficient assets to meet its liabilities, it must immediately apply to the people's court for a declaration for bankruptcy.

Following such declaration, the liquidation committee shall hand over all affairs of the liquidation to the people's court.

Upon completion of the liquidation, the liquidation committee shall submit a liquidation report to the shareholders' meeting, shareholders' general meeting or the people's court for verification. Thereafter, the report shall be submitted to the companies registration authority in order to cancel the company's registration, and a public notice of its termination shall be issued. Members of the liquidation committee are required to discharge their duties honestly and in compliance with the relevant laws. Members of the liquidation committee shall be prohibited from making of their powers to accept bribes or other unlawful income and from appropriating the company's properties. A member of the liquidation committee is liable to indemnify the company and its creditors in respect of any loss arising from his willful or material default.

Liquidation of a company declared bankrupt according to the law shall be processed in accordance with laws on corporate bankruptcy.

Overseas listing

The shares of a company shall only be listed overseas after obtaining approval from CSRC and the listing must be arranged in accordance with procedures specified by the State Council.

According to the Special Regulations, a company's plan to issue H shares and domestic invested shares which has been approved by CSRC may be implemented by the board of directors of the company by way of separate issues, within 15 months after approval is obtained from the CSRC.

Loss of share certificates

A shareholder may apply, in accordance with the announcement and notice procedures set out in the PRC Civil Procedure Law, to a people's court in the event that share certificates in registered form are either stolen, lost or destroyed, for a declaration that such certificates will no longer be valid. After such a declaration has been obtained, the shareholder may apply to the company for the issuance of replacement certificates.

Merger and demerger

A merger agreement must be signed in the case of a merging of companies and the relevant companies shall draw up their respective balance sheets and inventory of property. The companies should within 10 days of the resolution of the merger inform their respective creditors and publish a notice to the creditors in newspapers. The creditors may, within 30 days for those who have received written notice or within 45 days for those who have not, request the company to satisfy any unpaid debts or provide equivalent guarantees.

When companies merge, the creditor rights and debts of the merging parties shall be assumed by the surviving company or the new company. When a company demerges, its assets must be divided accordingly and a balance sheet and inventory of assets must be drawn up. When a resolution is passed approving the demerger of the company, the company should notify all its creditors within 10 days of such resolution being passed and advertise the same in newspapers within 30 days. Unless otherwise agreed with a creditor, obligations in respect of the liabilities before the demerger of the company shall be jointly and severally borne by the demerged companies.

Changes in registrable particulars of the companies caused by merger or demerger must be registered with companies registration authorities. Cancellation of a company should be registered in accordance with

the law when a company is dissolved. Incorporation of a company shall be registered when a new company is incorporated.

D. Securities Law and Regulations and Regulatory Regimes

Since 1992, the PRC has promulgated a number of regulations in relation to the issue and trading of shares and disclosure of information. In early 1993, the Securities Commission and the CSRC were established under the State Council. The Securities Commission is responsible for coordinating the drafting of the securities, formulating policies on securities affairs, planning the development of securities markets and guiding, coordinating and regulating all PRC institutions involved in securities affairs and supervising the CSRC. The CSRC is the regulatory arm of the Securities Commission and is responsible for drafting regulations governing the securities market, supervising securities companies, regulating the domestic and overseas public issue of securities by PRC companies, supervising securities trading, compiling securities related statistics and conducted research and analysis.

In early 1998, the State Council dissolved the Securities Commission and the functions of the Securities Commission was assumed by the CSRC. On 22 April, 1993, the State Council promulgated the Provisional Regulations Concerning the Issue and Trading of Shares (the "Securities Provisional Regulations"). The Securities Provisional Regulations deal with the application and approval procedures for public offerings of equity securities, trading in equity securities, the acquisition of listed companies, deposit, settlement, clearing and transfer of listed equity securities, disclosure of information, investigation and penalties and dispute settlement with respect to a listed company. The Securities Provisional Regulations specifically provide that the offer of shares by a PRC company directly and indirectly outside the PRC require the approval of the Securities Commission (or the CSRC at present). Provisions of the Securities Provisional Regulations in relation to acquisitions of listed companies and disclosure of information are expressed to apply to companies listed on a stock exchange in general without being confined to companies listed on any particular stock exchange. Such provisions may, therefore, be applicable to joint stock limited companies with shares listed on a stock exchange outside the PRC including, for instance, joint stock limited companies with shares listed on the Stock Exchange such as the Company.

On 12 June, 1993, the CSRC promulgated the Implementation Measures (Provisional) on Disclosure of Information by Companies issuing Public Offerings of Shares pursuant to the Securities Provisional Regulations. Under these measures, the CSRC is responsible for supervising the disclosure of information by companies which have offered shares to the public in the PRC. These measures contain provisions regarding Prospectuses and listing reports to be issued in connection with a public offering of shares in the PRC, publication of interim and final reports and announcement of material transactions or matters by companies which have offered shares to the public. Material transactions or matters are those the occurrence of which may have a material effect on the share price of a company. They include changes to a company's articles of association or registered capital, removal of auditors, mortgage or disposal of major operating assets or writing down the value of such assets where the amount being written down exceeds 30% of the total value of such assets, revocation by a court of any resolution passed by the shareholders or the supervisors of a company and the merger or demerger of a company. These measures also contain disclosure provisions in relation to acquisition of listed companies which supplement the requirements contained in the Securities Provisional Regulations.

On 2 September, 1993, the Securities Commission promulgated the Provisional Measures Prohibiting Fraudulent Conduct Relating to Securities. The prohibitions imposed by these measures include the use of insider information in connection with the issue of or trading in securities (insider information being defined to include undisclosed material information known to any insider, which may affect the market price of

securities); the use of funds or information or through an abuse of power in creating a false or disorderly market or influencing the market price of securities or inducing investors to make investment decisions without knowledge of actual circumstances; and the making of any statement in connection with the issue of and trading in securities which is false or materially misleading or in respect of which there is any material omission. Penalties imposed for contravening any of the provisions of the measures include fines, confiscation of profits and suspension of trading. In serious cases, criminal liability may be imposed.

On 4 August 1994, the State Council promulgated the Special Regulations. These provisions deal mainly with the issue, subscription, trading, declaration of dividends and other distributions of foreign capital stock listed aboard and the disclosure of information of articles of association of joint stock limited companies having foreign capital stock listed aboard.

On 25 December 1995, the State Council promulgated the Regulations of the State Council Concerning Domestic Listed Foreign Shares of Joint Stock Limited Companies. These regulations deal mainly with the issue, subscription, trading, declaration of dividends and other distributions of domestic listed foreign shares and the disclosure of information of joint stock limited companies having domestic listed foreign shares.

On 29 December 1998, the Standing Committee of the NPC promulgated the Securities Law of the PRC which came into effect on 1 July 1999. This is the first national securities law in the PRC and is the fundamental law comprehensively regulating activities in the PRC securities market. On 27 October 2005, the Securities Law was revised. The Securities Law is applicable to the issuance and trading in the PRC of shares, company bonds and other securities designated by the State Council according to law. Where the Securities Law does not apply, the provisions of the PRC Company Law and other applicable laws and administrative regulations will apply.

On 29 March 1999, SETC and the CSRC promulgated the Opinion on the Further Promotion of the Regular Operation and In-Depth Reform of Companies Listed Overseas (the "Opinion"), which is aimed at regulating the internal operation and management of PRC companies listed overseas. The Opinion regulates, amongst others, the appointments and functions of external directors and independent directors in the board of directors; and the appointment and functions of external supervisors in the supervisory committee.

E. Arbitration Laws

The Arbitration Law of the People's Republic of China (the "Arbitration Law") was passed by the Standing Committee of the NPC on 31 August 1994 and came into effect on 1 September 1995. It is applicable to, among other matters, economic disputes involving foreign parties where the parties have entered into a written agreement to refer the matter to arbitration before an arbitration committee constituted in accordance with the Arbitration Law. Under the Arbitration Law, an arbitration committee may, before the promulgation by the PRC Arbitration Association of arbitration regulations, formulate interim arbitration rules in accordance with the Arbitration Law and the PRC Civil Procedure Law. Where the parties have by an agreement provided arbitration as a method for dispute resolution, the people's court will refuse to handle the case if one party institutes legal proceedings in a people's court, unless the arbitration agreement has lapsed.

The Listing Rules and the Mandatory Provisions require an arbitration clause to be included in the articles of association of a company listed in Hong Kong and, in the case of the Listing Rules, also in a contract between the company and each director or supervisor, to the effect that whenever any dispute or claim arises from any rights or obligations provided in the articles of association, the PRC Company Law or other relevant laws and administrative regulations concerning the affairs of a company between (i) a holder of overseas listed foreign shares and the company; (ii) a holder of overseas listed foreign shares and a holder of

domestic shares; or (iii) a holder of H shares and the directors, supervisors or other officers of the company; such parties shall submit that dispute or claim for arbitration before either the China International Economic and Trade Arbitration Commission ("CIETAC") or the Hong Kong International Arbitration Centre ("HKIAC") for arbitration. If the party seeking arbitration elects to arbitrate the dispute or claim at the HKIAC, then either party may apply to have such arbitration conducted in Shenzhen according to the securities arbitration rules of the HKIAC.

CIETAC is a economic and trade arbitration organ in the PRC. In accordance with CIETAC Arbitration Rules as amended on 11 January, 2005 (which amendment became effective on 1 May, 2005), the jurisdiction of CIETAC covers disputes involving Hong Kong. CIETAC is located in Beijing with branch offices in Shenzhen and Shanghai. Under the Arbitration Law, an arbitral award is final and binding on the parties. If a party fails to comply with an award, the other party to the award may apply to the people's court for enforcement. A people's court may refuse to enforce an arbitral award made by an arbitration commission if there is any procedural irregularity (including irregularity in the composition of the arbitration committee or the giving of an award beyond the scope of the arbitration agreement or the jurisdiction of the arbitration commission).

A party seeking to enforce an arbitral award of a foreign affairs arbitration organ of the PRC against a party who or whose property is not within the PRC may apply to a foreign court with jurisdiction over the case for enforcement. Similarly, an arbitral award made by a foreign arbitration body may be recognised and enforced by the PRC courts in accordance with the principles of reciprocity or any international treaty concluded or acceded to by the PRC. The PRC acceded to the Convention on the Recognition and Enforcement of Foreign Arbitral Awards ("New York Convention") adopted on 10 June, 1958 pursuant to a resolution of the Standing Committee of the NPC passed on 2 December, 1986. The New York Convention provides that all arbitral awards made in a state which is a party to the New York Convention shall be recognised and enforced by other parties to the New York Convention subject to their right to refuse enforcement under certain circumstances including where the enforcement of the arbitral award is against the public policy of the state to which the application for enforcement is made. It was declared by the Standing Committee of the NPC simultaneously with the accession of the PRC that (1) the PRC will only recognise and enforce foreign arbitral awards on the principle of reciprocity; and (2) the PRC will only apply the New York Convention to disputes considered under PRC laws to be arising from contractual and non-contractual mercantile legal relations. Arrangements for reciprocal enforcement of arbitral awards between Hong Kong and China was signed on 18 June, 1999. This new arrangement has been approved by the Supreme People's Court of the PRC and the Hong Kong Legislative Council and became effective on 1 February, 2000. The new arrangement is made in accordance with the spirit of the New York Convention, allowing awards made by PRC arbitral authorities to be enforceable in Hong Kong and awards by Hong Kong arbitral authorities to be enforceable in the PRC.

F. Foreign Exchange Control

Foreign exchange control is implemented through three major regulatory regimes. On 28 December, 1993, the PBOC, with the authorisation of the State Council, issued the Notice on Further Reform of the Foreign Exchange Control System which came into effect on 1 January, 1994. Other major regulations and implementation measures include the Foreign Exchange Control Regulations promulgated by the State Council on 29 January, 1996 and came into effect on 1 April, 1996 (as amended on 14 January, 1997) and the Regulations on the Foreign Exchange Settlement, Sale and Payments which were promulgated on 20 June, 1996 by PBOC and took effect on 1 July, 1996 and which contain detailed provisions regulating the holding, sale and purchase of foreign exchange by enterprises, individuals, economic organizations and social

institutions in the PRC. The PBOC publishes the Renminbi exchange rate against other major currencies. Such rate is to be set by reference to the Renminbi trading price against major currencies on the previous day on the inter-bank foreign exchange market. Generally, the foreign exchange earnings of all PRC enterprises, other than those allowed to be retained by foreign enterprises as recurrent exchange income or specifically exempted under the relevant regulations, are to be sold to designated banks. Retained foreign exchange earnings may need to be kept in foreign exchange bank accounts of designated banks. Capital foreign exchange capital must be deposited in foreign exchange bank accounts maintained at designated banks, and may generally be retained in such account.

At present, control of purchase of foreign exchange is relaxed. Enterprises within the PRC which require foreign exchange for their ordinary trading and non-trading activities, import activities and repayment of foreign debts may purchase foreign exchange from designated banks if the application is supported by relevant documents. Furthermore, foreign investment enterprises that require foreign exchange for dividend payments, such as profit distribution to foreign investors, may draw funds in their foreign exchange bank accounts kept with designated banks after paying due dividend taxes. Should such foreign exchange be insufficient, foreign investment enterprises may purchase foreign exchange from designated banks. While foreign exchange control on current account transactions has been relaxed, the drawdown of foreign currency loans by companies, the provision of foreign exchange guarantees, overseas investments and any other types of capital account transactions that involve the purchase of foreign exchange remain subject to the approval of the State Administration of Foreign Exchange Control. When conducting foreign exchange transactions, the designated banks may, based on the exchange rate published by the POBC and subject to certain limits, freely determine the applicable exchange rate.

2. HONG KONG LAWS AND REGULATIONS

(a) Company Law

The Hong Kong law applicable to a company having share capital incorporated in Hong Kong is based on the Companies Ordinance and is supplemented by common law. The Company, which is a joint stock limited company established in the PRC seeking a listing of H Shares on the Hong Kong Stock Exchange, is governed by the PRC Company Law which came into effect on 1 July 1994 and was amended on 25 December 1999, on 28 August 2004 and on 27 October 2005 and all other rules and regulations promulgated pursuant to the PRC Company Law applicable to a joint stock limited company established in the PRC issuing overseas listed foreign shares to be listed on the Hong Kong Stock Exchange.

Set out below is a summary of the material differences between the Hong Kong company law applicable to a company incorporated in Hong Kong and the PRC Company Law applicable to a joint stock limited company incorporated and existing under the PRC Company Law. This summary is, however, not intended to be an exhaustive comparison:

(i) Corporate existence

Under Hong Kong company law, a company having share capital is incorporated by the Registrar of Companies in Hong Kong issuing a certificate of incorporation and upon its incorporation, a company will acquire an independent corporate existence. A company may be incorporated as a public company or a private company. The articles of association of a private company incorporated in Hong Kong are required by the Companies Ordinance to contain certain pre-emptive provisions. A public company does not contain such pre-emptive provisions in its articles of association.

Under the PRC Company Law, a company may be incorporated by either the promotion method or the public subscription method. A company must have a minimum registered capital of RMB5 million, or

higher as may otherwise be required by the laws and regulations. Hong Kong law does not prescribe any minimum capital requirements for a Hong Kong company. Under the PRC Company Law, the monetary contributions by all the shareholders must not be less than 30% of the registered capital. There is no such restriction on a Hong Kong company under Hong Kong law.

(ii) Share capital

Under Hong Kong law, the authorized share capital of a Hong Kong company is the amount of share capital which the company is authorized to issue and a company is not bound to issue the entire amount of its authorized share capital. For a Hong Kong company, the authorized share capital may be larger than the issued share capital. Hence, the directors of a Hong Kong company may, with the prior approval of the shareholders, if required, cause the company to issue new shares. The PRC Company Law does not recognize the concept of authorized share capital. The registered capital of a joint stock limited company is the amount of the issued share capital. Any increase in registered capital must be approved by the shareholders in general meeting and by the relevant PRC Governmental and regulatory authorities.

(iii) Restrictions on shareholding and transfer of shares

Under PRC law, the domestic shares ("domestic shares") in the share capital of a joint stock limited company which are denominated and subscribed for in Renminbi may only be subscribed or traded by the State, PRC legal and natural persons. The overseas listed foreign shares ("foreign shares") issued by a joint stock limited company which are denominated in Renminbi and subscribed for in a currency other than Renminbi may only be subscribed and traded by investors from Hong Kong, Macau and China Taiwan or any country and territory outside the PRC. Under the PRC Company Law, shares in a joint stock limited company held by its promoters cannot be transferred within one year after the date of establishment of the company. Shares in issue prior to the company's public offering cannot be transferred within one year from the listing date of the shares on the Hong Kong Stock Exchange. Shares in a joint stock limited company held by its directors, supervisors and managers and transferred each year during their term of office shall not exceed 25% of the total shares they held in the company, and the shares they held in the company cannot be transferred within one year from the listing date of the shares, and also cannot be transferred within half a year after the said personnel has left office. The articles of association may set other restrictive requirements on the transfer of the company's shares held by its directors, supervisors and officers. There are no such restrictions on shareholdings and transfers of shares under Hong Kong law.

(iv) Financial assistance for acquisition of shares

The PRC Company Law does not contain any provision prohibiting or restricting a joint stock limited company or its subsidiaries from providing financial assistance for the purpose of an acquisition of its own or its holding company's shares. The Mandatory Provisions contain certain restrictions on a company and its subsidiaries providing such financial assistance similar to those under Hong Kong company law.

(v) Variation of class rights

Under Hong Kong company law, if the share capital of a company is divided into different classes of shares, special rights attaching to any class of shares may only be varied if approved by a specified proportion of the holders of the relevant class. The PRC Company Law does not contain any specific provision relating to variation of class rights. The Mandatory Provisions contain detailed provisions relating to circumstances which are deemed to constitute a variation of class rights. Under the Mandatory Provisions, class rights may not be varied or abrogated unless approved by a special resolution of shareholders in general meeting and by two-thirds or more of the votes cast by shareholders of the affected class present in person or by proxy at a separate

class meeting. For the purpose of a variation of class rights, domestic shares and foreign shares are treated as separate classes of shares except in the case of (i) an issue of shares by the joint stock limited company in any 12 month period either separately or concurrently following the approval by a special resolution of shareholders in general meeting not exceeding 20% of each of the existing domestic shares and foreign shares existing as of the date of such special resolution; and (ii) an issue of domestic shares and foreign shares in accordance with the plan of the company approved by the securities authority and which are completed within 15 months from the date of such approval. See "Appendix IX — Summary of Articles of Association — Variation of Rights of Existing Shares or Classes of Shares."

(vi) Directors

The PRC Company Law, unlike Hong Kong company law, does not contain any requirements relating to the declaration of interests in material contracts, restrictions on interested directors being counted towards the quorum of and voting at a meeting of the board of directors at which a transaction in which a director is interested is being considered, restrictions on directors' authority in making major dispositions, restrictions on companies providing certain benefits such as loans to directors and guarantees in respect of directors liability and prohibition against compensation for loss of office without shareholders' approval. The Mandatory Provisions, however, contain requirements and restrictions in relation to the foregoing matters similar to those applicable under Hong Kong law.

(vii) Supervisory committee

Under the PRC Company Law, the board of directors of a joint stock limited company is subject to the supervision and inspection of a supervisory committee but there is no mandatory requirement for the establishment of a supervisory committee for a company incorporated in Hong Kong. The Mandatory Provisions provide that each supervisor owes a duty, in the exercise of his powers, to act in good faith and honestly in what he considers to be in the best interests of the company and to exercise the care, diligence and skill that a reasonably prudent person would exercise under comparable circumstances.

(viii) Derivative action by minority shareholders

Hong Kong law permits minority shareholders to start a derivative action on behalf of a company against directors who have been guilty of a breach of their fiduciary duties to the company, if such directors control a majority of votes at a general meeting thereby effectively preventing a company from suing the directors in breach of their duties in its own name. The PRC Company Law gives shareholders of a joint stock limited company the right that in the event that the directors and senior managers violate their fiduciary obligations to a company, shareholders individually or jointly holding over 1% of the shares in the company for more than 180 days consecutively may request in writing the supervisory committee to initiate proceedings in the people's court. In the event that the supervisory committee violates their fiduciary obligations to a company, the above said shareholders may request in writing the board of directors to initiate proceedings in the people's court. Upon receipt of such request in writing from the shareholders, if the supervisory committee or the board of directors refuse to initiate such proceedings, or has not initiated proceedings within 30 days upon receipt of the request, or if under urgent situations, failure of initiating immediate proceeding may cause irremediable damages to the company, the above said shareholders shall for the benefit of the company's interests, have the right to initiate proceedings directly to the court in its own name. The Mandatory Provisions further provide remedies to the company against directors, supervisors and officers in breach of their duties to the company. In addition, every director and supervisor of a joint stock limited company applying for a listing of its foreign shares on the Hong Kong Stock Exchange is required to give an undertaking

in favor of the company to comply with the company's articles of association. This allows minority shareholders to act against directors and supervisors in default.

(ix) Protection of minorities

Under Hong Kong law, a shareholder who complains that the affairs of a company incorporated in Hong Kong are conducted in a manner unfairly prejudicial to his interests may petition to court to either wind up the company or make an appropriate order regulating the affairs of the company. In addition, on the application of a specified number of members, the Financial Secretary may appoint inspectors who are given extensive statutory powers to investigate the affairs of a company incorporated in Hong Kong. The PRC law does not contain similar safeguards. The Mandatory Provisions, however, contain provisions to the effect that a controlling shareholder may not exercise its voting rights in a manner prejudicial to the interests of the shareholders generally or of some part of the shareholders of a company to relieve a director or supervisor of his duty to act honestly in the best interests of the company or to approve the expropriation by a director or supervisor of the company's assets or the individual rights of other shareholders.

(x) Notice of shareholders' meetings

Under the PRC Company Law, notice of a shareholders' general meeting must be given 20 days before the meeting, while notice of an extraordinary meeting must be given 15 days before the meeting or, in the case of a company having bearer shares, a public announcement of a shareholders' general meeting must be made 30 days prior to it being held. Under the Special Regulations and the Mandatory Provisions, 45 days' written notice must be given to all shareholders and shareholders who wish to attend the meeting must reply in writing 20 days before the date of the meeting. For a company incorporated in Hong Kong, the minimum notice periods of a general meeting convened for passing an ordinary resolution and a special resolution are 14 days and 21 days, respectively; and the notice period for an annual general meeting is 21 days.

(xi) Quorum for shareholders' meetings

Under Hong Kong law, the quorum for a general meeting is two members unless the articles of association of the company otherwise provide. For one member companies, one member will be a quorum. The PRC Company Law does not specify any quorum requirement for shareholders' general meeting but the Special Regulations and the Mandatory Provisions provide that a company's general meeting can be convened when replies to the notice of that meeting have been received from shareholders whose shares represent 50% of the voting rights in the company at least 20 days before the proposed date of the meeting. If that 50% level is not achieved, the company shall within five days notify shareholders by public announcement and the shareholders' general meeting may be held thereafter.

(xii) Voting

Under Hong Kong law, an ordinary resolution is passed by a simple majority of votes cast by members present in person or by proxy at a general meeting and a special resolution is passed by a majority of not less than three-fourths of votes cast by members present in person or by proxy at a general meeting. Under the PRC Company Law, the passing of any resolution requires more than one half of the votes cast by shareholders present in person or by proxy at a shareholders' general meeting except in cases of proposed amendment to the articles of association, increase or reduction of share capital, and merger, demerger or dissolution of a joint stock limited company or changes to the company status, which require two-thirds or more of votes cast by shareholders present at a shareholders' general meeting.

(xiii) Financial disclosure

A joint stock limited company is required under the PRC Company Law to make available at its office for inspection by shareholders its annual balance sheet, profit and loss account, changes in financial position and other relevant annexures 20 days before the annual general meeting of shareholders. In addition, a company established by the public subscription method under the PRC Company Law must publish its financial situation. The annual balance sheet has to be verified by registered accountants. The Companies Ordinance requires a company to send to every shareholder a copy of its balance sheet, auditors' report and directors' report which are to be laid before the company in its annual general meeting not less than 21 days before such meeting.

A joint stock limited company is required under the PRC law to prepare its financial statements in accordance with the PRC accounting standards. The Mandatory Provisions require that the company must, in addition to preparing accounts according to the PRC standards, have its accounts prepared and audited in accordance with International Accounting Standards or Hong Kong accounting standards and its financial statements must also contain a statement of the financial effect of the material differences (if any) from the financial statements prepared in accordance with the PRC accounting standards.

The Special Regulations require that there should not be any inconsistency between the information disclosed within and outside the PRC and that, to the extent that there are differences in the information disclosed in accordance with the relevant PRC and overseas laws, regulations and requirements of the relevant stock exchanges, such differences should also be disclosed simultaneously.

(xiv) Information on directors and shareholders

Under the PRC Company Law, neither the public nor the shareholders of a joint stock limited company have access to information on its directors and shareholders. Under the Mandatory Provisions, shareholders have the right to inspect and copy (at reasonable charges) certain information about shareholders and directors similar to that available under Hong Kong law to shareholders of a company incorporated in Hong Kong.

(xv) Receiving agent

Under both the PRC and Hong Kong law, dividends once declared become debts payable to shareholders. The limitation period for debt recovery action under Hong Kong law is six years while that under the PRC law is two years. The Mandatory Provisions require the appointment of a trust company registered under the Hong Kong Trustee Ordinance (Chapter 29 of the Laws of Hong Kong) as receiving agent to receive on behalf of holders of foreign shares dividends declared and all other monies owed by a joint stock limited company in respect of such foreign shares.

(xvi) Corporate reorganization

Corporate reorganization involving a company incorporated in Hong Kong may be effected in a number of ways, such as a transfer of the whole or part of the business or property of the company in the course of being wound up voluntarily to another company pursuant to section 237 of the Companies Ordinance or a compromise or arrangement between the company and its creditors or between the company and its members pursuant to section 166 of the Companies Ordinance which requires the sanction of the court, Under PRC law, the merger, demerger, dissolution or change to the status of a joint stock limited company has to be approved by shareholders in general meeting.

(xvii) Arbitration of disputes

In Hong Kong, disputes between shareholders and a company incorporated in Hong Kong or its directors may be resolved through the courts. The Mandatory Provisions provide that such disputes should be submitted to arbitration at either the HKIAC or the CIETAC at the claimant's choice.

(xviii) Mandatory transfers

Under the PRC Company Law, a joint stock limited company is required to make transfers equivalent to certain prescribed percentages of its after tax profit to the statutory common reserve fund. There are no such requirements under Hong Kong law.

(b) Hong Kong Listing Rules

The Hong Kong Listing Rules provide additional requirements which apply to an issuer which is incorporated in the PRC as a joint stock limited company and seeks a primary listing or whose primary listing is on the Hong Kong Stock Exchange. Set out below is a summary of such principal additional requirements which apply to the Company:

(i) Accountants' report

An accountants' report for a PRC issuer will not normally be regarded as acceptable by the Hong Kong Stock Exchange unless the relevant accounts have been audited to a standard comparable to that required in Hong Kong. Such report will normally be required to conform to either Hong Kong or international accounting standards.

(ii) Process agent

The Company is required to appoint and maintain a person authorized to accept service of process and notices on its behalf in Hong Kong throughout the period during which its securities are listed on the Hong Kong Stock Exchange and must notify the Hong Kong Stock Exchange of his appointment, the termination of his appointment and his contact particulars.

(iii) Public shareholdings

If at any time there are existing issued securities of a PRC issuer other than foreign shares ("H shares") which are listed on the Hong Kong Stock Exchange, the Hong Kong Listing Rules require that all H shares must be held by the public, the H shares must represent not less than 10% of the PRC issuer's issued share capital and the aggregate amount of H shares and other securities held by the public must constitute not less than 25% of the PRC issuer's issued share capital. If the PRC issuers do not have existing issued securities other than H shares, the H shares must constitute not less than 25% of the issuer's issued share capital unless the expected market value of the H shares at the time of listing is over HK$10,000 million in which case, the Hong Kong Stock Exchange will normally accept a prescribed percentage of between 15% and 25%.

(iv) Independent non-executive directors and supervisors

The independent non-executive directors of a PRC issuer are required to demonstrate an acceptable standard of competence and adequate commercial or professional expertise to ensure that the interests of the general body of shareholders will be adequately represented. The supervisors of a PRC issuer must have the character, expertise and integrity and be able to demonstrate a standard of competence commensurate with their position as supervisors.

(v) Restrictions on purchase and subscription of its own securities

Subject to governmental approvals and the provisions of the Articles of Association, the Company may repurchase its own H shares on the Hong Kong Stock Exchange in accordance with the provisions of the Hong Kong Listing Rules. Approval by way of special resolution of the holders of domestic shares and the holders of H shares at separate class meetings conducted in accordance with the Articles of Association is required for share repurchases. In seeking approvals, the Company is required to provide information on any proposed or actual purchases of all or any of its equity securities, whether or not listed or traded on the Hong Kong Stock Exchange. The Directors must also state the consequences of any purchases which will arise under either or both of the Code on Takeovers and Mergers and any similar PRC law of which the directors are aware, if any. Any general mandate given to the directors to repurchase H shares must not exceed 10% of the total amount of existing issued H shares of the Company.

(vi) Mandatory Provisions

With a view to increasing the level of protection afforded to investors, the Hong Kong Stock Exchange requires the incorporation, in the articles of association of a PRC company whose primary listing is on the Hong Kong Stock Exchange, of the Mandatory Provisions and provisions relating to the change, removal and resignation of auditors, class meetings and the conduct of the supervisory committee of the Company. Such provisions have been incorporated into the Articles of Association, a summary of which is set out in Appendix IX to this Prospectus.

(vii) Redeemable Shares

The Company must not issue any redeemable shares unless the Hong Kong Stock Exchange is satisfied that the relative rights of the holders of the H shares are adequately protected.

(viii) Pre-emptive rights

Except in the circumstances mentioned below, the Directors are required to obtain the approval by a special resolution of shareholders in general meeting, and the approvals by special resolutions of the holders of domestic shares and H shares (each being otherwise entitled to vote at general meetings) at separate class meetings conducted in accordance with the Articles of Association, prior to (1) authorizing, allotting, issuing or granting shares or securities convertible into shares, or options, warrants or similar rights to subscribe for any shares or such convertible securities; or (2) any major subsidiary of the Company making any such authorization, allotment, issue or grant so as materially to dilute the percentage equity interest of the Company and its shareholders in such subsidiary.

No such approval will be required, but only to the extent that, the existing shareholders of the Company have by special resolution in general meeting given a mandate to the Directors, either unconditionally or subject to such terms and conditions as may be specified in the resolution, to authorize, allot or issue, either separately or concurrently once every 12 months, not more than 20% of the existing Domestic Shares and H Shares as of the date of the passing of the relevant special resolution or of such shares that are part of the Company's plan at the time of its establishment to issue Domestic Shares and H Shares and which plan is implemented within 15 months from the date of approval by the CSRC.

(ix) Supervisors

The Company is required to adopt rules governing dealings by its Supervisors in securities of the Company in terms no less exacting than those of the model code (set out in Appendix 10 to the Hong Kong Listing Rules) issued by the Hong Kong Stock Exchange.

The Company is required to obtain the approval of its shareholders in a general meeting (at which the relevant Supervisor and his associates shall not vote on the matter) prior to the Company or any of its subsidiaries entering into a service contract of the following nature with a Supervisor or proposed Supervisor of the Company or its subsidiary: (i) the contract is for a duration that may exceed three years; or (ii) the contract expressly requires the Company to give more than one year's notice or to pay compensation or make other payments equivalent to more than one year's emoluments.

The remuneration committee of the Company or an independent board committee must form a view in respect of service contracts that require shareholders' approval and advise shareholders (other than shareholders with a material interest in the service contracts and their associates) as to whether the terms are fair and reasonable, advise whether such contracts are in the interests of the Company and its shareholders as a whole and advise shareholders on how to vote.

(x) Amendment to the Articles of Association

The Company is required not to permit or cause any amendment to be made to its Articles of Association which would cause the same to cease to comply with the mandatory provisions of the Hong Kong Listing Rules relating to such Articles of Association.

(xi) Documents for inspection

The Company is required to make available at a place in Hong Kong for inspection by the public and shareholders free of charge, and for copying by shareholders at reasonable charges the following:

- a complete duplicate register of shareholders;
- a report showing the state of the issued share capital of the Company;
- the Company's latest audited financial statements and the reports of the Directors, auditors and Supervisors (if any) thereon;
- special resolutions of the Company;
- reports showing the number and nominal value of securities repurchased by the Company since the end of the last financial year, the aggregate amount paid for such securities and the maximum and minimum prices paid in respect of each class of securities repurchased (with a breakdown between Domestic Shares and H Shares);
- a copy of the latest annual return filed with the State Administration of Industry and Commerce of the PRC; and
- for shareholders only, copies of minutes of meetings of shareholders.

(xii) Receiving agents

The Company is required to appoint one or more receiving agents in Hong Kong and pay to such agent(s) dividends declared and other monies owing in respect of the H Shares to be held, pending payment, in trust for the holders of such H Shares.

(xiii) Statements in share certificates

The Company is required to ensure that all its listing documents and share certificates include the statements stipulated below and to instruct and cause each of its share registrars not to register the subscription, purchase or transfer of any of its shares in the name of any particular holder unless and until such

holder delivers to such share registrar a signed form in respect of such shares bearing statements to the following effect that the acquirer of shares:

- agrees with the Company and each shareholder of the Company, and the Company agrees with each shareholder of the Company, to observe and comply with the PRC Company Law, the Special Regulations, the Articles of Association and other relevant laws and administrative regulations;
- agrees with the Company, each shareholder, Director, Supervisor, manager and officer of the Company, and the Company acting for itself and for each Director, Supervisor, manager and officer of the Company agrees with each shareholder, to refer all differences and claims arising from the Articles of Association or any rights or obligations conferred or imposed by the PRC Company Law or other relevant laws and administrative regulations concerning the affairs of the Company to arbitration in accordance with the Articles of Association, and any reference to arbitration shall be deemed to authorize the arbitration tribunal to conduct hearings in open session and to publish its award. Such arbitration shall be final and conclusive;
- agrees with the Company and each shareholder of the Company that the H Shares are freely transferable by the holder thereof; and
- authorizes the Company to enter into a contract on his behalf with each Director and officer of the Company whereby each such Director and officer undertakes to observe and comply with his obligation to shareholders as stipulated in the Articles of Association.

(xiv) Compliance with the PRC Company Law, the Special Regulations and the Articles of Association

The Company is required to observe and comply with the PRC Company Law, the Special Regulations and the Articles of Association.

(xv) Contract between the Company and its Directors, officers and Supervisors

The Company is required to enter into a contract in writing with every Director and officer containing at least the following provisions:

- an undertaking by the Director or officer to the Company to observe and comply with the PRC Company law, the Special Regulations, the Articles of Association, the Codes on Takeovers and Mergers and Share Repurchases and an agreement that the Company shall have the remedies provided in the Articles of Association and that neither the contract nor his office is capable of assignment;
- an undertaking by the Director or officer to the Company acting as agent for each shareholder to observe and comply with his obligations to shareholders as stipulated in the Articles of Association;
- an arbitration clause which provides that whenever any differences or claims arise from that contract, the Articles of Association or any rights or obligations conferred or imposed by the PRC Company Law or other relevant law and administrative regulations concerning the affairs of the Company between the Company and its Directors or officers and between a holder of H Shares and a Director or officer of the Company, such differences or claims will be referred to arbitration at either the CIETAC in accordance with its rules or the HKIAC in accordance with its Securities Arbitration Rules, at the election of the claimant and that once a claimant refers a dispute or claim to arbitration, the other party must submit to the arbitral body elected by the claimant. Such arbitration will be final and conclusive;

- if the party seeking arbitration elects to arbitrate the dispute or claim at HKIAC, then either party may apply to have such arbitration conducted in Shenzhen according to the Securities Arbitration Rules of HKIAC;
- PRC laws shall govern the arbitration of disputes or claims referred to above, unless otherwise provided by law or administrative regulations;
- the award of the arbitral body is final and shall be binding on the parties thereto;
- the agreement to arbitrate is made by the Director or officer with the Company on its own behalf and on behalf of each shareholder; and
- any reference to arbitration shall be deemed to authorize the arbitral tribunal to conduct hearings in open session and to publish its award.

The Company is also required to enter into a contract in writing with every Supervisor containing statements in substantially the same terms.

(xvi) Subsequent listing

The Company must not apply for the listing of any of its foreign shares on a PRC stock exchange unless the Hong Kong Stock Exchange is satisfied that the relative rights of the holders of foreign shares are adequately protected.

(xvii) English translation

All notices or other documents required under the Hong Kong Listing Rules to be sent by the Company to the Hong Kong Stock Exchange or to holders of H Shares are required to be in the English language, or accompanied by a certified English translation.

(xviii) General

If any change in the PRC law or market practices materially alters the validity or accuracy of any of the basis upon which the additional requirements have been prepared, then the Hong Kong Stock Exchange may impose additional requirements or make listing of the equity securities of a PRC issuer, including the Company, subject to special conditions as the Hong Kong Stock Exchange considers appropriate. Whether or not any such changes in the PRC law or market practices occur, the Hong Kong Stock Exchange retains its general power under the Hong Kong Listing Rules to impose additional requirements and make special conditions in respect of the Listing.

(c) Other Legal and Regulatory Provisions

Upon listing, the provisions of the Securities and Futures Ordinance, the Codes on Takeovers and Mergers and Share Repurchases and such other relevant ordinances and regulations as may be applicable to companies listed on the Hong Kong Stock Exchange will apply to the Company.

(d) Securities Arbitration Rules

The Articles of Association provide that certain claims arising from the Articles of Association or the PRC Company Law shall be arbitrated at either the CIETAC or the HKIAC in accordance with their respective rules. The Securities Arbitration Rules of the HKIAC contain provisions allowing an arbitral tribunal to conduct a hearing in Shenzhen for cases involving the affairs of companies incorporated in the PRC and listed on the Hong Kong Stock Exchange so that PRC parties and witnesses may attend. Where any party applies for a hearing to take place in Shenzhen, the tribunal shall, where satisfied that such application is based on bona fide grounds, order the hearing to take place in Shenzhen conditional upon all parties including

witnesses and the arbitrators being permitted to enter Shenzhen for the purpose of the hearing. Where a party (other than a PRC party) or any of its witnesses or any arbitrator is not permitted to enter Shenzhen, then the tribunal shall order that the hearing be conducted in any practicable manner, including the use of electronic media. For the purpose of the Securities Arbitration Rules, a PRC party means a party domiciled in the PRC other than the territories of Hong Kong, Macau and China Taiwan.

PRC LEGAL MATTERS

Beijing Jia Yuan Law Firm, the Company's legal adviser on PRC law, has sent to the Company a letter dated 1 November 2006 confirming that it has reviewed the summaries of PRC company and securities regulations and the summaries of certain material differences between the Hong Kong company law and the PRC company law in so far as they relate to PRC law as contained in this Appendix and that, in its opinion, such summaries are correct summaries of relevant PRC laws and regulations. This letter is available for inspection as referred to in the section of this Prospectus headed "Documents Delivered to the Registrar of Companies and Available for Inspection" in Appendix XI.

Any person wishing to have detailed advice on PRC law and the laws of any jurisdiction with which he is more familiar is recommended to seek independent legal advice.

This Appendix contains a summary of our Articles of Association. The principal objective is to provide potential investors with an overview of our Articles of Association. As the information contained below is a summary form, it does not contain all the information that may be important to potential investors. As stated in the paragraph headed "Documents Delivered to the Registrar of Companies and Available for Inspection" in Appendix XI, a copy of the Articles of Association is available for inspection.

Our Articles of Association and relevant amendments thereto were adopted or authorized by our shareholders in general shareholders' meetings in accordance with applicable laws and regulations, including the PRC Company Law, the Securities Law of the PRC, the Opinion Letter Regarding Supplementary Amendments to Articles of Association of Companies Limited by Shares Seeking Listing in Hong Kong, the Special Regulations, the Mandatory Provisions and the Hong Kong Listing Rules.

Directors and Other Officers

Power to Allot and Issue Shares

There is no provision in the Articles of Association empowering the Directors to allot and issue Shares.

To increase the capital of our Company, the Board is responsible for formulating proposals for approval at a shareholders' general meeting by way of special resolution. Any such increase must be conducted in accordance with the procedures stipulated by the relevant laws and administrative regulations.

Power to Dispose of the Assets of our Company or any Subsidiary

The Board is accountable to the shareholders' general meeting.

The Board shall not, without the prior approval or consent of shareholders' general meeting, dispose or agree to dispose of, any fixed assets of our Company where the anticipated value of the assets to be disposed, together with the value of any fixed assets of our Company that has been disposed in the period of four (4) months immediately preceding the proposed disposition, exceeds 33% of the value of our Company's fixed assets as shown in the last balance sheet placed before the shareholders' general meeting.

The validity of a disposition by our Company of fixed assets shall not be affected by the breach of the above paragraph.

For the purposes of the Articles of Association, a disposition of fixed assets includes an act involving the transfer of an interest in assets but does not include the provision of fixed assets as security.

The Board shall carry its duties in compliance with the laws, regulations, the Articles of Association and resolutions passed by the shareholders' general meetings.

Emoluments and Compensation or Payments for Loss of Office

Our Company shall, with the prior approval of shareholders' general meeting, enter into a contract in writing with each of the Directors or Supervisors wherein his or her emoluments are stipulated. The aforesaid emoluments include:

(1) emoluments in respect of his or her service as a Director, Supervisor or senior executive officer of our Company;

(2) emoluments in respect of his service as a Director, Supervisor or senior executive officer of any subsidiary of our Company;

(3) emoluments in respect of other service the management of our Company and any subsidiary of our Company;

(4) payment by way of compensation for loss of office, or as consideration for or in connection with his retirement from office.

Except under the contract entered into in accordance with the foregoing, no proceedings may be brought by a Director or Supervisor against our Company for any benefit due to him in respect of the above matters.

The contracts concerning the emoluments between our Company and its Directors or Supervisors should provide that, in the event of an acquisition of our Company, the Directors and Supervisors shall, subject to the prior approval of the shareholders' general meeting, have the right to receive compensation or other payment in respect of his loss of office or retirement. An "acquisition of our Company" referred to in this paragraph means either:

(1) an offer made by any person to all shareholders; or

(2) an offer made by any person with a view to the offeror becoming a "controlling shareholder" within the meaning set out in the Articles of Association (see the section headed "Rights of the Minorities in Relation to Fraud or Oppression" below).

If the relevant Director or Supervisor does not comply with the above, any sum so received by him shall belong to those persons who have sold their Shares as a result of the offer made. The expenses incurred in distributing such sum pro rata amongst those persons shall be borne by the relevant Director or Supervisor and not paid out of that sum.

Loans to Directors, Supervisors and Other Officers

Our Company shall not directly or indirectly make a loan to, or provide any guarantee in connection with the making of a loan to a Director, Supervisor, our President or other senior executive officer of our Company or of our Company's holding company or any of their respective associates. However, the following transactions are not subject to such prohibition:

- the provision by our Company of a loan or a guarantee of a loan to a company which is a subsidiary of our Company;
- the provision by our Company of a loan or a guarantee in connection with the making of a loan or any other funds to any of its Directors, Supervisors, our President and other senior executive officers for them to pay for expenditure incurred or to be incurred by him for the purposes of our Company or for the purpose of enabling him to perform his duties properly, in accordance with the terms of a service contract approved by the shareholders' general meeting; and
- Our Company may make a loan to or provide a guarantee in connection with the making of a loan to any of the relevant Directors, Supervisors, our President and other senior executive officers or their respective associates on normal commercial terms, provided that the ordinary course of business of our Company includes the lending of money or the giving of guarantees.

A loan made by our Company in breach of the above provisions shall be forthwith repayable by the recipient of the loan regardless of the terms of the loan.

A guarantee provided by our Company in breach of the above provisions shall be unenforceable against our Company, unless:

1. the guarantee was provided in connection with a loan to an associate of any of the Directors, Supervisors, our President and other senior executive officers of our Company or of our Company's holding company and at the time the loan was advanced the lender did not know the relevant circumstances; or

2. the collateral provided by our Company has been lawfully disposed of by the lender to a bona fide purchaser.

For these purposes:

(a) a guarantee includes an undertaking or property provided to secure the performance of obligations by the obligor; and

(b) a definition of an associate as referred to in sub-section headed "Duties" below applies, mutatis mutandis, to this provision.

Financial Assistance for the Acquisition of Shares in our Company or any Subsidiary

Subject to the exceptions in the Articles of Association, our Company and our subsidiaries shall not, by any means at any time, provide any kind of financial assistance (as defined below) to a person who is acquiring or is proposing to acquire shares of our Company. The said acquirer of shares of our Company includes a person who directly or indirectly incurs any obligations (as defined below) due to the acquisition of the shares. Our Company and our subsidiaries shall not, by any means at any time, provide financial assistance to the said acquirer as referred to above for the purpose of reducing or discharging the obligations assumed by that person.

The following activities shall not be deemed to be prohibited activities:

- the provision of financial assistance by our Company where the financial assistance is given in good faith in the interest of our Company, and the principal purpose in giving the financial assistance is not for the acquisition of shares in our Company, or the giving of the financial assistance is an incidental part of some larger purpose of our Company;
- the lawful distribution of our Company's assets by way of dividend in accordance with law;
- the allotment of bonus shares as dividends;
- a reduction of registered capital, a repurchase of shares of our Company or a reorganization of the share capital structure of our Company effected in accordance with these Articles of Association;
- the lending of money by our Company in the ordinary course of its business, where the lending of money is part of the scope of business of our Company (provided that the net assets of our Company are not thereby reduced or that, to the extent that the assets are thereby reduced, the financial assistance is provided out of distributable profits); and
- the provision of money by our Company for contributions to staff and workers' shares schemes (provided that the net assets of our Company are not thereby reduced or that, to the extent that the assets are thereby reduced, the financial assistance is provided out of distributable profits).

For these purposes:

(a) "financial assistance" includes (without limitation) the following meanings:

(1) gift;

(2) guarantee (including the assumption of liability by the guarantor or the provision of assets by the guarantor to secure the performance of obligations by the obligor), or compensation (other than compensation in respect of our Company's own default) or release or waiver of any rights;

(3) provision of loan or any other agreement under which the obligations of our Company are to be fulfilled before the obligations of another party, or a change in the parties to, or the novation of, or the assignment of rights arising under, such loan or agreement; or

(4) any other form of financial assistance given by our Company when our Company is unable to pay its debts or has no net assets or when its net assets would thereby be reduced to a material extent.

(b) "incurring an obligation" includes the incurring of obligations by the changing of the obligor's financial position by way of contract or the making of an arrangement (whether enforceable or not, and whether made on its own account or with any other persons), or by any other means.

Disclosure of Interests in Contracts with our Company or any of its Subsidiaries

Where a Director, Supervisor, our President or other senior executive officer of our Company is in any way, directly or indirectly, materially interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with our Company, (other than his contract of service with our Company), he shall declare the nature and extent of his interests to the Board at the earliest opportunity, whether or not the contract, transaction or arrangement or proposal therefor is otherwise subject to the approval of the Board under normal circumstances.

Unless the interested Director, Supervisor, President or other senior executive officer discloses his interests in accordance with the Articles of Association and the contract, transaction or arrangement is approved by the Board at a meeting in which the interested Director, Supervisor, President or other senior executive officer is not counted in the quorum and refrains from voting, a contract, transaction or arrangement in which that Director, Supervisor, our President or other senior executive officer is materially interested is voidable at the instance of our Company except as against a bona fide party thereto acting without notice of the breach of duty by the interested Director, Supervisor, our President or other senior executive officer.

For these purposes, a Director, Supervisor, our President or other senior executive officer of our Company is deemed to be interested in a contract, transaction or arrangement in which an associate of his/hers is interested.

Where a Director, Supervisor, our President or other senior executive officer of our Company gives to the Board a general notice in writing stating that, by reason of the facts specified in the notice, he is interested in contracts, transactions or arrangements of any description, which may subsequently be made by our Company, such notice shall be deemed for the purposes of this paragraph to be a sufficient declaration of his interests, so far as the content stated in such notice is concerned, provided that such general notice shall have been given before the date on which the question of entering into the relevant contract, transaction or arrangement is first taken into consideration on behalf of our Company.

Remuneration

The remuneration of Directors must be approved by the shareholders' general meeting, as referred to under the section headed "Emoluments, Compensation or Payments for Loss of Office" above.

Appointment, Removal and Retirement

The term of office of the chairman of the Board and the other Board members shall be three years. If the term of appointment of a Director expires and he is re-elected, the Director may be reappointed for consecutive terms.

Directors shall be elected and removed by the shareholders' general meeting. A written notice of the intention to propose a person for election as director and a notice in writing by that person indicating his acceptance of such election is required to be given to our Company not earlier than the date of notice but no later than 7 days before the day of meeting.

The Board shall consist of 9 Directors, of which 5 shall be independent non-executive Directors. The Board shall have one chairman and one vice-chairman. The chairman and vice-chairman shall be elected and removed by a majority of all of the Directors. A Director is not required to hold shares of our Company.

A person may not serve as a Director, Supervisor, our President and any other senior executive officer of our Company if any of the following circumstances apply:

- a person without legal or with restricted legal capacity;
- a person who has committed an offence of corruption, bribery, infringement of property, misappropriation of property or sabotaging the social economic order and has been punished because of committing such offence; or who has been deprived of his political rights, in each case where no more than five (5) years has elapsed since the date of the completion of implementation of such punishment or deprivation;
- a person who is a former director, factory manager or manager of a company or enterprise which has entered into insolvent liquidation because of mismanagement and he is personally liable for the insolvency of such company or enterprise, where no more than three (3) years has elapsed since the date of the completion of the insolvency and liquidation of such company or enterprise;
- a person who is a former legal representative of a company or enterprise which had its business license revoked due to a violation of the law and who incurred personal liability, where no more than three (3) years has elapsed since the date of the revocation of the business license;
- a person who has a relatively large amount of debts due and outstanding;
- a person who is under criminal investigation or prosecution by judicial organization for violation of the criminal law which investigation or prosecution is not yet concluded;
- a person who is not eligible for enterprise leadership according to laws and administrative regulations;
- a non-natural person;
- a person convicted of the contravention of provisions of relevant securities regulations by a relevant government authority, and such conviction involves a finding that he has acted

fraudulently or dishonestly, where less than five (5) years has elapsed since the date of the conviction; or

- a person who is a public servant.

There is no provision in our Articles of Association which imposes any age limit for Directors beyond which retirement as a Director is mandatory.

The validity of an act of a Director, our President or other senior executive officer on behalf of our Company is not, vis-à-vis a bona fide third party, affected by any irregularity in his office, election or any defect in his qualification.

Borrowing Powers

Subject to compliance with applicable laws and regulations of the PRC, our Company has the power to raise and borrow money, which power includes, without limitation, the issue of debentures, the charging or mortgaging of part or whole of our Company's business or properties and other rights permitted by PRC laws and administrative regulations. The Articles of Association do not contain any specific provision in respect of the manner in which borrowing powers may be exercised by the Directors nor do they contain any specific provision in respect of the manner in which such powers may be varied, other than: (a) provisions which give the Directors the power to formulate proposals for the issuance of debentures by our Company; and (b) provisions which provide that the issuance of debentures must be approved by the shareholders' general meeting by way of a special resolution.

Duties

In addition to obligations imposed by laws, administrative regulations or required by the stock exchanges on which Shares are listed, each of our Company's Directors, Supervisors, our President and other senior executive officers owes a duty to each shareholder, in the exercise of the functions and powers of our Company entrusted to him:

- not to cause our Company to exceed the scope of the business stipulated in its business license;
- to act honestly in the best interest of our Company;
- not to expropriate in any guise our Company's property, including (without limitation) usurpation of opportunities advantageous to our Company; and
- not to expropriate the individual rights of shareholders, including (without limitation) rights to distribution and voting rights, save pursuant to a restructuring of our Company submitted to shareholders' general meeting for approval in accordance with the Articles of Association.

Each of our Company's Directors, Supervisors, our President and other senior executive officers owes a duty, in the exercise of his powers and discharge of his duties, to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Each of our Company's Directors, Supervisors, our President and other senior executive officers shall exercise his powers or carry on his duties in accordance with the principle of fiduciary and shall not put himself in a position where his duty and his interest may conflict. This principle includes (without limitation) discharging the following obligations:

- to act honestly in the best interests of our Company;
- to exercise powers within the scope of his powers and not to exceed those powers;

- to exercise the discretion vested in him personally and not to allow himself to act under the control of another and, unless and to the extent permitted by laws, administrative regulations or with the informed consent of shareholders' general meeting, not to delegate the exercise of his discretion;
- to treat shareholders of the same class equally and to treat shareholders of different classes fairly;
- except in accordance with the Articles of Association or with the informed consent of shareholders' general meeting, not to enter into any contract, transaction or arrangement with our Company;
- without the informed consent of shareholders' general meeting, not to use our Company's property for his own benefit;
- not to exploit his position to accept bribes or other illegal income or expropriate our Company's property by any means, including (without limitation) opportunities advantageous to our Company;
- without the informed consent of shareholders' general meeting, not to accept commissions in connection with our Company's transactions;
- to abide by the Articles of Association, faithfully execute his official duties and protect our Company's interests, and not to exploit his position and power in our Company to advance his own private interests;
- not to compete with our Company in any form unless with the informed consent of shareholders' general meeting;
- not to misappropriate our Company's funds or lend such funds to others, not to open accounts in his own name or other names for the deposit of our Company's assets and not to provide a guarantee for debts of a shareholder of our Company or other individual(s) with our Company's assets; and
- unless otherwise permitted by informed shareholders' general meeting, to keep in confidence information acquired by him in the course of and during his tenure and not to use the information other than in furtherance of the interests of our Company, save that disclosure of such information to the court or other governmental authorities is permitted if: (i) disclosure is made under compulsion of law; (ii) the interests of the public require disclosure; (iii) the interests of the relevant Director, Supervisor, our President or other senior executive officer require disclosure.

Each Director, Supervisor, our President or other senior executive officer of our Company shall not cause the following persons or institutions ("associates") to do what he is prohibited from doing:

(1) the spouse or minor child of that Director, Supervisor, our President or other senior executive officer;

(2) a person acting in the capacity of trustee of that Director, Supervisor, our President or other senior executive officer or any person referred to in the preceding paragraph;

(3) a person acting in the capacity of partner of that Director, Supervisor, our President or other senior executive officer or any person referred to in paragraphs (1) and(2) above;

(4) a company in which that Director, Supervisor, our President or other senior executive officer, alone or jointly with one or more persons referred to in paragraphs (1), (2) and (3) above and

other Directors, Supervisors, our President and other senior executive officers have a de facto controlling interest; and

(5) the directors, supervisors, general manager and other senior executive officers of the controlled company referred to in the preceding paragraph.

The fiduciary duties of the Directors, Supervisors, our President and other senior executive officers of our Company do not necessarily cease with the termination of their tenure. The duty of confidence in relation to trade secrets of our Company survives the termination of their tenure. Other duties may continue for such period as fairness may require depending on the time lapse between the termination and the act concerned and the circumstances under which the relationships between them and our Company are terminated.

In addition to any rights and remedies provided by the laws and administrative regulations, where a Director, Supervisor, President or other senior executive officer of our Company is in breach of his duties to our Company, our Company has a right to:

- claim damages from the Director, Supervisor, our President or other senior executive officer in compensation for losses sustained by our Company as a result of such breach;
- rescind any contract or transaction entered into by our Company with the Director, Supervisor, our President or other senior executive officer or with a third party (where such third party knows or should know that there is such a breach of duties by such Director, Supervisor, our President or other senior executive officer);
- demand an account of the profits made by the Director, Supervisor, our President or other senior executive officer in breach of his duties;
- recover any funds received by the Director, Supervisor, our President or other senior executive officer that should have been received by our Company, including (without limitation) commissions;
- demand payment of the interest earned or which may have been earned by the Director, Supervisor, our President or other senior executive officer on the funds that should have been paid to our Company; and
- take legal actions to obtain judgment that our Company should own the properties earned by the Director, Supervisor, our President or other senior executive officer in breach of his duties.

Subject to the Articles of Association, a Director, Supervisor, our President or other senior executive officer of our Company may be relieved of liability for specific breaches of his duty by the informed consent of shareholders' general meeting.

Alterations to Constitutional Documents

Our Company may amend its Articles of Association in accordance with the requirements of law, administrative regulation and the Articles of Association.

Amendments to the Articles of Association involving the contents of the Mandatory Provisions shall become effective upon approvals by the companies approving department authorized by the State Council and securities authority of the State Council. If there is any change relating to the registered particulars of our Company, application shall be made for registration of the changes in accordance with law.

Variation of Rights of Existing Shares or Classes of Shares

Holders of Domestic Shares and holders of overseas listed foreign Shares of the Company shall be considered as different classes of shareholders.

Under the recently amended Company Law, all the existing Domestic Shares may not be transferred within a period of one year from the date of the Listing of H Shares on the Stock Exchange. Under the Articles of Association, it is provided that upon approval of the State Council or its authorized supervisory departments and subject to the requirements of the Stock Exchange, the Domestic Shares may be converted into H Shares.

Rights conferred on any class of shareholders in the capacity of shareholders ("class rights") may not be varied or abrogated unless approved by a special resolution of shareholders' general meeting and by holders of Shares of that class at a separate meeting conducted in accordance with the Articles of Association.

Upon the approval of the State Council or its authorized approving authority, the domestic ordinary shares of our Company may be totally or partially transferred or converted to foreign investment shares and become publicly tradable and listed on any overseas stock exchange. Unless the regulatory authorities of the place of listing requires otherwise, the transfer or conversion of the shares of our Company held by domestic shareholders to foreign investment shares and their listing on any overseas stock exchange will not require the approval of separate class meeting of our Company.

The following circumstances shall be deemed to be a variation or abrogation of the class rights of a class:

(1) to increase or decrease the number of Shares of such class, or to increase or decrease the number of Shares of a class having voting or equity rights or privilege equal or superior to those of the Shares of such class, except for where Shares of our Company held on our Domestic Share register may be transferred to overseas investors, and such transferred Shares may be listed or traded on an overseas stock exchange, subject to the approval of the securities authorities of the State Council;

(2) to effect an exchange of all or part of the Shares of such class into Shares of another class or to effect an exchange or create a right of exchange of all or part of the Shares of another class into the Shares of such class, except for where Shares of our Company held on our Domestic Share register may be transferred to overseas investors, and such transferred Shares may be listed or traded on an overseas stock exchange, subject to the approval of the securities authorities of the State Council;

(3) to remove or reduce rights to accrued dividends or rights to cumulative dividends attached to Shares of such class;

(4) to reduce or remove a dividend preference or a liquidation preference attached to Shares of such class;

(5) to add, remove or reduce conversion privileges, options, voting rights, transfer or pre-emptive rights, or rights to acquire securities of our Company attached to Shares of such class;

(6) to remove or reduce rights to receive payment payable by our Company in particular currencies attached to Shares of such class;

(7) to create a new class of Shares having voting or equity rights or privileges equal or superior to those of the Shares of such class;

(8) to restrict the transfer or ownership of the Shares of such class or add to such restriction;

(9) to allot and issue rights to subscribe for, or convert into, shares in our Company of such class or another class;

(10) to increase the rights or privileges of Shares of another class;

(11) to restructure our Company where the proposed restructuring will result in different classes of shareholders bearing a disproportionate burden of such proposed restructuring; and

(12) to vary or abrogate provisions in chapter 9 of the Articles of Association.

Shareholders of the affected class, whether or not otherwise having the right to vote at shareholders' general meetings, shall nevertheless have the right to vote at class meetings in respect of matters concerning paragraphs (2) to (8), (11) and (12) above, but interested shareholder(s) (as defined below) shall not be entitled to vote at class meetings.

Resolutions of a class of shareholders shall be passed by votes representing more than two-thirds of the voting rights of shareholders of that class represented at the relevant meeting who are entitled to vote at class meetings.

Written notice of a class meeting shall be given forty-five (45) days before the date of the class meeting to notify all of the shareholders in the share register of the class of the matters to be considered and the date and the place of the class meeting. A shareholder who intends to attend the class meeting shall deliver his written reply concerning attendance at the class meeting to our Company twenty (20) days before the date of the class meeting.

If the number of Shares carrying voting rights at the meeting represented by the shareholders who intend to attend the class meeting reaches one half or more of the voting Shares at the class meeting, our Company may hold the class meeting; if not, our Company shall within five (5) days notify the shareholders of the class, again by public notice, of the matters to be considered, the date and the place for the class meeting. Our Company may then hold the class meeting after publication of such notice.

Notice of class meetings need only be served on shareholders entitled to vote thereat.

Meetings of any class of shareholders shall be conducted in a manner as similar as possible to that of general meetings of shareholders. The provisions of the Articles of Association relating to the manner of conducting any shareholders' general meeting shall apply to any meeting of a class of shareholders. Holders of domestic-invested Shares and foreign-invested Shares are deemed to be shareholders of different classes.

The special procedures for voting at a class of shareholders shall not apply in the following circumstances:

(1) where our Company issues, upon the approval by a special resolution of its shareholders' general meeting, either separately or concurrently once every twelve months, not more than 20% of each of its existing issued domestic-invested Shares and overseas-listed foreign-invested Shares;

(2) where our Company's plan to issue domestic-invested Shares and overseas-listed foreign-invested Shares at the time of its establishment is carried out within fifteen (15) months from the date of approval of the securities authority of the State Council; or

(3) where upon the approval from the relevant State Council securities regulatory authority, the domestic shareholders of our company may transfer the domestic shares held thereby to overseas investors and such transferred shares may be listed or traded on an overseas stock exchange.

For the purposes of the class rights provisions of the Articles of Association, the meaning of "interested shareholder(s)" is:

(1) in the case of a repurchase of Shares by offers to all shareholders pro rata or public dealing on a stock exchange, a "controlling shareholder" within the meaning of the Articles of Association;

(2) in the case of a repurchase of Shares by an off-market contract, a holder of the Shares to which the proposed contract relates; and

(3) in the case of a restructuring of our Company, a shareholder within a class who bears less than a proportionate burden imposed on that class under the proposed restructuring or who has an interest in the proposed restructuring different from the interest of shareholders of that class.

Resolutions — Majority Required

Resolutions of shareholders' general meetings shall be divided into ordinary resolutions and special resolutions.

To adopt an ordinary resolution, votes representing one half or more of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed.

To adopt a special resolution, votes representing two-thirds or more of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed.

Voting Rights (generally, on a poll and right to demand a poll)

The ordinary shareholders of our Company have the right to attend or appoint a proxy to attend shareholders' general meetings and to vote thereat. A shareholder (including proxy) when voting at a shareholders' general meeting may exercise voting rights in accordance with the number of shares carrying the right to vote and each share shall have one vote. At any general meeting of shareholders a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

- by the chairman of the meeting;
- by at least two shareholders entitled to vote present in person or by proxy; or
- by one or more shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

Unless a poll be so demanded, a declaration by the chairman that a resolution has on a show of hands been carried, unanimously, or carried by, a particular majority, or lost, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution. The demand for a poll may be withdrawn by the person who makes such demand.

A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business, other than that upon which a poll has been demanded

may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded.

On a poll taken at a meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his votes in the same way.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to one additional vote.

Requirements for Annual General Meetings

The Board shall convene an annual shareholders' meeting once each year and within six (6) months from the close of the preceding financial year.

Accounts and Audit

Our Company shall establish its financial and accounting system in accordance with the laws, administrative regulations and PRC accounting standards formulated by the finance regulatory department of the State Council.

The Board shall place before the shareholders at every annual general meeting such financial reports as are required by any laws, administrative regulations or directives promulgated by competent regional and central governmental authorities to be prepared by our Company.

Our Company's financial reports shall be made available for shareholders' inspection at our Company twenty (20) days before the date of every shareholders' annual general meeting. Each shareholder shall be entitled to obtain a copy of the financial reports.

The financial statements of our Company shall, in addition to being prepared in accordance with PRC accounting standards and regulations, be prepared in accordance with either International Financial Reporting Standards, or that of the overseas place where our Company's shares are listed. If there is any material difference between the financial statements prepared respectively in accordance with the two accounting standards, such difference shall be stated in an appendix to the financial statements. When our Company is to distribute its profits, it is required to distribute dividends based on the lower of the Company's distributable reserves determined under the two accounting standards.

Any interim results or financial information published or disclosed by our Company must also be prepared and presented in accordance with PRC accounting standards and regulations, and also in accordance with either International Financial Reporting Standards or that of the overseas place where our Company's shares are listed.

Our Company shall publish its financial reports twice every fiscal year, that is, the interim financial report shall be published within sixty (60) days after the expiration of the first six (6) months of each fiscal year and the annual financial report shall be published within one hundred and twenty (120) days after the expiration of each fiscal year.

Notice of Meetings and Business to be Conducted thereat

The shareholders' general meeting is the organ of authority of our Company and shall exercise its functions and powers in accordance with law. Our Company shall not, without the prior approval of shareholders' general meeting, enter into any contract with any person other than a Director, Supervisor, our

President or other senior executive officer whereby the management and administration of the whole or any substantial part of the business of our Company is to be handed over to such person. Shareholders' general meetings are divided into annual general meetings and extraordinary general meetings. Shareholders' general meeting shall be convened by the Board. Under any of the following circumstances, the Board shall convene an extraordinary general meeting within two (2) months:

- when the number of Directors is less than the number of Directors required by the PRC Company Law or two-thirds of the number of Directors specified in the Articles of Association;
- when the unrecovered losses of our Company amount to one-third of the total amount of its share capital;
- when shareholder(s) holding 10% or more of our Company's issued and outstanding shares carrying voting rights request(s) the convening of an extraordinary general meeting;
- when deemed necessary by the Board or as requested by the supervisory committee; or
- when at least 2 independent Directors or one half or more of independent Directors request convening of an extraordinary general meeting.

When our Company convenes a shareholders' general meeting, written notice of the meeting shall be given forty-five (45) days before the date of the meeting to notify all of the shareholders in the share register of the matters to be considered and the date and the place of the meeting. A shareholder who intends to attend the meeting shall deliver his written reply concerning the attendance of the meeting to our Company twenty (20) days before the date of the meeting.

When our Company convenes a shareholders' annual general meeting, shareholders holding 3% or more of the total voting shares of our Company shall have the right to propose new motions in writing, and Our Company shall place matters in the proposed motions within the scope of functions and powers of the shareholders' general meeting on the agenda.

A shareholders' extraordinary general meeting shall not decide on those matters not stated in the notice of meeting.

Our Company shall, based on the written replies received twenty (20) days before the date of the shareholders' general meeting from the shareholders, calculate the number of voting shares represented by shareholders who intend to attend the meeting. If the number of voting shares represented by the shareholders who intend to attend the meeting reaches one half or more of our Company's total voting shares, our Company may hold the meeting. If not, then our Company shall within five (5) days notify the shareholders again by public notice of the matters to be considered, the place and the date for the meeting. Our Company may hold the meeting after the publication of such notice.

A notice of meeting of shareholders shall be required to:

- be in writing;
- specify the place, the day and the hour of the meeting;
- list out the share registration date of shareholders who are entitled to attend the meeting;
- state the matters to be discussed at the meeting;
- provide such information and explanations as are necessary for the shareholders to exercise an informed judgment on the proposals before them. Without limiting the generality of the foregoing,

where a proposal is made to amalgamate our Company with another, to repurchase shares, to reorganize the share capital or to restructure our Company in any other way, the terms of the proposed transaction must be provided in detail together with copies of the proposed agreement, if any, and the cause and effect of such proposal must be properly explained;

- contain a disclosure of the nature and extent, if any, of the material interests of any Director, Supervisor, our President or other senior executive officer in the transaction proposed and the effect of the proposed transaction on them in their capacity as shareholders in so far as it is different from the effect on the interests of the shareholders of the same class;
- contain the full text of any special resolution proposed to be voted at the meeting;
- contain conspicuously a statement that a shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him and that a proxy need not be a shareholder; and
- specify the time and place for lodging proxy forms for the relevant meeting.

Notice of shareholders' general meeting shall be served on the shareholders (whether or not entitled to vote at the meeting), by delivery or prepaid mail to their addresses as shown in the register of shareholders. For the holders of Domestic Shares, notice of the meetings may be issued by way of public notice.

The public notice shall be published in one or more newspapers designated by the securities governing authority of the State Council within the interval between forty-five (45) days and fifty (50) days before the date of the meeting. After the publication of such notice, the holders of domestic invested Shares shall be deemed to have received the notice of the relevant shareholders' general meeting. The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

The following matters shall be resolved by an ordinary resolution at a shareholders' general meeting:

- work reports of the Board and the supervisory committee;
- plans formulated by the Board for the distribution of profits and for making up losses;
- appointment and removal of the members of the Board and members of the supervisory committee, their remuneration and method of payment;
- annual preliminary and final budgets, balance sheets and profit and loss accounts and other financial statements of our Company; and
- matters other than those required by the laws and administrative regulations or by the Articles of Association to be adopted by special resolution.

The following matters shall be resolved by a special resolution at a shareholders' general meeting:

- the increase or decrease of share capital and the issue of shares of any class, warrants and other similar securities;
- the repurchase of the Company's own Shares;
- the issue of debentures of our Company;
- the division, merger, change of the corporate form, dissolution, liquidation, material acquisition and sale in relation to our Company;

- amendments to the Articles of Association, and
- any other matters considered by the shareholders' general meeting, by way of an ordinary resolution, to be of a nature which may have a material impact on our Company and should be adopted by a special resolution.

Transfer of Shares

Subject to the approval of the securities authority of the State Council, Shares of our Company held on our Domestic Share register may be transferred to overseas investors, and such transferred Shares may be listed or traded on an overseas stock exchange. Any listing or trading of the transferred Shares on an overseas stock exchange shall also comply with the regulatory procedures, rules and requirements of such overseas stock exchange.

All the fully paid-up H Shares can be freely transferred in accordance with the Articles of Association. For H Shares listed on the Hong Kong Stock Exchange, unless the requirements stipulated in the Articles of Association are met, the Board may refuse to accept any transfer documents without giving any explanation for such refusal.

The alteration and rectification of each part of the share register shall be carried out in accordance with the laws of the place where the register is maintained.

No changes in the shareholders' register due to the transfer of shares may be made within thirty (30) days before the date of a shareholders' general meeting or within five (5) days before the record date for our Company's distribution of dividends.

Power of our Company to Purchase its Own Shares

In accordance with the provisions of the Articles of Association, our Company may reduce its registered share capital. Our Company may, with approval according to the procedures provided in the Articles of Association and subject to the approval of the relevant governing authority of the State, repurchase its issued shares under the following circumstances:

- cancellation of shares for the reduction of its capital;
- merging with another company that holds shares in our Company; and
- other circumstances permitted by laws and administrative regulations.

Our Company may, with the approval of the relevant State governing authority, repurchase its shares, conducting the repurchase in one of the following ways:

- making a pro rata general offer of repurchase to all of its shareholders;
- repurchase shares through public dealing on a stock exchange; or
- repurchase by an agreement.

Where our Company repurchases its shares by an off-market agreement, the prior sanction of shareholders shall be obtained in accordance with the Articles of Association. Our Company may release, vary or waive its rights under a contract so entered into by our Company with the prior approval of shareholders obtained in the same manner.

A contract to repurchase shares includes (without limitation) an agreement to become obliged to repurchase or an acquisition of the right to repurchase shares. Our Company shall not assign the contracts to repurchase shares and its rights under such contracts.

Shares repurchased in accordance with law by our Company shall be cancelled within the period prescribed by laws and administrative regulations, and our Company shall apply to the original companies registration authority for registration of the change of its registered shares capital. The amount of our Company's registered shares capital shall be reduced by the aggregate par value of those cancelled shares.

Unless our Company is in the course of liquidation, it must comply with the following provisions in relation to repurchase of its issued Shares:

- where our Company repurchases Shares of our Company at par value, payment shall be made out of book surplus distributable profits of our Company or out of proceeds of a fresh issue of Shares made for that purpose;

- where our Company repurchases Shares of our Company at a premium to its par value, payment up to the par value shall be made out of the book surplus distributable profits of our Company or out of the proceeds of a fresh issue of Shares made for that purpose.

Payment of the portion in excess of the par value shall be effected as follows: (i) if the Shares being repurchased were issued at par value, payment shall be made out of the book surplus distributable profits of our Company; or (ii) if the Shares being repurchased were issued at a premium to its par value, payment shall be made out of the book surplus distributable profits of our Company or out of the proceeds of a fresh issue of Shares made for that purpose, provided that the amount paid out of the proceed of the fresh issue shall not exceed the aggregate of premiums received by our Company on the issue of the Shares repurchased nor the current amount of our Company's share premium account (including the premiums on the fresh issue);

- payment by our Company in consideration of the following shall be made out of our Company's distributable profits: (i) acquisition of rights to repurchase Shares of our Company; (ii) variation of any contract to repurchase Shares of our Company; and (iii) release of any of our Company's obligations under any contract to repurchase Shares of our Company; and

- after our Company's registered share capital has been reduced by the total par value of the cancelled Shares in accordance with the relevant provisions, the amount deducted from the distributable profits of our Company for payment of the par value portion of the Shares repurchased shall be transferred to our Company's share premium account.

Power for Any Subsidiary of Our Company to Own Shares in our Company

There are no provisions in the Articles of Association preventing ownership of Shares in our Company by a subsidiary.

Dividends and Other Methods of Profit Distribution

Our Company may distribute dividends in the following manner:

- cash; or

- Stock.

Dividends or other payments declared by our Company to be payable to holders of domestic invested shares shall be declared and calculated in Renminbi, and paid in Renminbi. Those payable to holders of foreign-invested Shares shall be declared and calculated in Renminbi, and paid in foreign currency.

Our Company shall appoint receiving agents on behalf of holders of the H Shares to receive on behalf of such shareholders dividends declared and all other monies owing by our Company in respect of their H Shares. The receiving agents appointed on behalf of holders of the H Shares shall be a company registered as a trust company under the Trustee Ordinance of Hong Kong.

Any dividend declared and payable to holders of H Shares but unclaimed after a period of six (6) years from the date it became due for payment shall be forfeited and shall revert to our Company.

Proxies

Any shareholder entitled to attend and vote at a meeting of our Company shall be entitled to appoint one or more other persons (whether a shareholder or not) as his proxy to attend and vote on his behalf, and a proxy so appointed shall:

- have the same right as the shareholder to speak at the meeting;
- have authority to demand or join in demanding a poll; and
- have the right to vote by hand or on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

The instrument appointing a proxy shall be in writing signed by the shareholder or signed by the shareholder's agent duly authorized in writing, or if the shareholder is a legal entity, either sealed by the shareholder or signed by a director or agent duly authorized. The instrument appointing a voting proxy and, if such instrument is signed by a person under a power of attorney or other authority on behalf of the appointer, a notary certified copy of that power of attorney or other authority, shall be deposited at the residence of our Company or at such other place as is specified for that purpose in the notice convening the meeting, not less than twenty-four (24) hours before the time for holding the meeting at which the proxy proposes to vote or the time appointed for the passing of the resolution.

If the appointer is a legal entity, its legal representative or such person as is authorized by resolution of its board of directors or other governing body to act as its representative may attend at any meeting of shareholders of our Company as a representative of the appointer.

Any form issued to a shareholder by the Board for use by him for appointing a proxy to attend and vote at a meeting of our Company shall be such as to enable the shareholder according to his intention, to instruct the proxy to vote in favor of or against each resolution dealing with business to be transacted at the meeting. Such a form shall contain a statement that in the absence of instructions by the shareholder the proxy may vote as he thinks fit.

A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or loss of capacity of the appointer or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the shares in respect of which the proxy is given, provided that no notice in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by our Company before the commencement of the meeting at which proxy is used.

Calls on Shares and Forfeiture of Shares

There are no provisions in the Articles of Association relating to the making of calls on Shares or for the forfeiture of Shares.

Rights of Shareholders (including inspection of register)

The ordinary shareholders of our Company shall enjoy the following rights:

- the right to dividends and other distributions in proportion to the number of Shares held;
- the right to attend or appoint a proxy to attend shareholders' general meetings and to vote thereat;
- the right of supervisory management over our Company's business operations, and the rights to present proposals or to raise enquires;
- the right to transfer shares in accordance with laws, administrative regulations and provisions of the Articles of Association;
- the right to obtain relevant information in accordance with the provisions of the Articles of Association, including: (i) the right to obtain a copy of the Articles of Association, subject to payment of the cost of such copy; (ii) the right to inspect and copy, subject to payment of a reasonable charge: (a) all parts of the register of shareholders; (b) personal particulars of each of our Directors, Supervisors, President and other senior executive officers as follows: (1) present name and alias and any former name and alias; (2) principal address (residence); (3) nationality; (4) primary and all other part-time occupations; and (5) identification document and its number; (c) report on the state of our Company's share capital; (d) reports showing the number, aggregate par value, quantity, maximum and minimum price paid in respect of each class of Shares repurchased by our Company since the end of the last accounting year and the aggregate amount incurred by our Company for this purpose; and (e) minutes of shareholders' general meetings;
- in the event of the termination or liquidation of our Company, to participate in the distribution of remaining assets of our Company in accordance with the number of Shares held; and
- other rights conferred by laws, administrative regulations and the Articles of Association.

Quorum for Meetings and Separate Class Meetings

Our Company may convene a shareholders' general meeting where the number of voting Shares represented by those shareholders from whom our Company has received, twenty (20) days before the meeting, notices of intention to attend the meeting reaches one half or more of our Company's voting Shares; or, if that number is not reached, our Company shall within five (5) days notify the shareholders again of the matters proposed to be considered at the meeting, the date and the place of the meeting by way of public announcement. After such public announcement, our Company may hold the shareholders' general meeting.

Our Company may convene a class meeting where the number of voting Shares represented by those shareholders from whom our Company has received, twenty (20) days before the meeting, notices of intention to attend the meeting reaches one half or more of the total number of voting Shares of that class; or, if that number is not reached, our Company shall within five (5) days notify the shareholders again of the matters proposed to be considered at the meeting, the date and the place of the meeting by way of public announcement. After such public announcement, our Company may hold the class meeting.

Rights of the Minorities in Relation to Fraud or Oppression

In addition to obligations imposed by laws, administrative regulations or required by the stock exchange on which Shares of our Company are listed, a controlling shareholder shall not exercise his voting rights in respect of the following matters in a manner prejudicial to the interests of the shareholders generally or of some part of the shareholders of our Company:

- to relieve a Director or Supervisor of his duty to act honestly in the best interests of our Company;
- to approve the expropriation by a Director or Supervisor (for his own benefit or for the benefit of another person), in any guise, of our Company's assets, including (without limitation) opportunities beneficial to our Company; or
- to approve the expropriation by a Director or Supervisor (for his own benefit or for the benefit of another person) of the individual rights of other shareholders, including (without limitation) rights to distributions and voting rights save pursuant to a restructuring submitted to shareholders for approval in accordance with the Articles of Association.

For these purposes, a "controlling shareholder" means a person who satisfies any one of the following conditions:

- he alone, or acting in concert with others, has the power to elect half or more of the Board of Directors;
- he alone, or acting in concert with others, has the power to exercise or to control the exercise of 30% or more of the voting rights in our Company;
- he alone, or acting in concert with others, holds 30% or more of the issued and outstanding shares of our Company; or
- he alone, or acting in concert with others, in any other manner controls our Company in fact.

See also the Section headed "Variation of Rights of Existing Shares or Classes of Shares" above.

Procedures on Liquidation

Our Company shall be dissolved and liquidated upon the occurrence of any of the following events:

- a resolution for dissolution is passed by shareholders' general meeting;
- dissolution is necessary due to a merger or division of our Company;
- our Company is legally declared bankrupt due to its failure to repay debts due; or
- our Company is ordered to close down because of its violation of laws and administrative regulations.

Where the Board proposes to liquidate our Company due to causes other than the declaration of insolvency, the Board shall include a statement in its notice convening a shareholders' general meeting to consider the proposal to the effect that, after making full inquiry into the affairs of our Company, the Board is of the opinion that our Company will be able to pay its debts in full within twelve (12) months from the commencement of the liquidation.

Upon the passing of the resolution by the shareholders' general meeting for the liquidation of our Company, all functions and powers of the Board shall cease.

The liquidation committee shall act in accordance with the instructions of the shareholders' general meeting to make a report at least once every year to the shareholders' general meeting on the committee's receipts and payments, the business of our Company and the progress of the liquidation and to present a final report to the shareholders' general meeting on completion of the liquidation.

Other Provisions Material to our Company and our Shareholders

General Provisions

Our Company is a joint stock limited company in perpetual existence.

The Articles of Association constitute a legally binding document regulating our Company's organization and activities, and the rights and obligations between our Company and each shareholder and among the shareholders inter se.

Our Company may invest in other enterprises.

Our Company's liabilities to an investee company shall be limited to the amount of its capital contribution to such investee company.

Our Company may, based on its requirements for operation and development and in accordance with the relevant provisions of the Articles of Association, approve an increase of capital.

Our Company may increase its capital in the following ways:

- offering new shares to non-specialty-designated investors for subscription;
- placing new shares to its existing shareholders;
- distributing new shares to its existing shareholders by way of bonus issues; and
- any other way permitted by law and administrative regulations.

Our Company's increase of capital by issuing new shares shall, after being approved in accordance with the provisions of the Articles of Association, be conducted in accordance with the procedures stipulated by relevant laws and administrative regulations.

Unless otherwise provided by law or administrative regulation, shares in our Company are freely transferable and are not subject to any lien.

When our Company reduces its registered share capital, it must draw up a balance sheet and an inventory of assets. Our Company shall notify its creditors within ten (10) days of the date of our Company's resolution for reduction of share capital and shall publish a notice in a newspaper within thirty (30) days of the date of such resolution. A creditor has the right within thirty (30) days of receiving the notice from our Company or, in the case of a creditor who does not receive the notice, within forty-five (45) days of the date of the first public notice, to demand our Company to repay its debts or provide a corresponding guarantee for such debt. Our Company's registered capital after reduction shall not be less than the statutory minimum amount.

The ordinary shareholders of our Company shall assume the following obligations:

- to abide by the Articles of Association;
- to pay subscription funds according to the number of shares subscribed and the method of subscription; and

- other obligations imposed by laws, administrative regulations and the Articles of Association.

Shareholders are not liable to make any further contribution to the share capital other than as agreed by the subscriber of the relevant shares on subscription.

Board

The Board is responsible to the shareholders' general meeting and exercises the following powers:

(1) to be responsible for convening shareholders' general meetings and to report on its work to the shareholders' general meeting;

(2) to implement the resolutions of the shareholders' general meetings;

(3) to decide on our Company's business plans and investment plans;

(4) to formulate our Company's annual financial budget and final report;

(5) to formulate our Company's profit distribution plan and loss recovery plan;

(6) to formulate proposals for the increases or decrease of our Company's registered capital and the issue of corporate debentures;

(7) to formulate the plans for merger, division, change of form or dissolution of our Company;

(8) to decide on the establishment of our Company's internal management structure;

(9) based on the recommendations of the chairman of the Board, to appoint or remove our Company's President, based on the recommendations of the President, to appoint or remove other senior executive officers and, to decide on their remuneration and award matters;

(10) to formulate our Company's basic management system;

(11) to formulate proposals for any amendment to the Articles of Association;

(12) to propose to the shareholders' general meetings the appointment or change of the accounting firm to conduct auditing of our Company;

(13) to review and approve the proportional change to our Company's affiliates' shareholding in PRC listed companies as a result of a new or allotment offering by such listed companies;

(14) to review and approve the total or partial transfer of, or the creation of pledge or any third-party interest on, the shares held by our Company's affiliates in PRC listed companies;

(15) to review and approve the proposals to be voted on at the shareholders' general meeting of the PRC listed companies by our Company's affiliates according to the articles of association of such listed companies;

Except for the Board's resolutions in respect of the matters specified in the above paragraphs (6), (7) and (9), which shall be passed by two-thirds or more of the Directors, the Board resolutions in respect of all other matters may be passed by at least half of the Directors.

Meetings of the Board shall be held at least four times a year and convened by the chairman of the Board. Notice of the meeting shall be served on all of the Directors ten (10) days before the date of the meeting. In case of emergency and where three or more Directors, or the President of our Company so proposes, an extraordinary meeting of the Board may be held.

Meetings of the Board shall be held only if one half or more of the Directors are present. Each Director shall have one vote. Where the number of votes cast for and against a resolution are equal, the chairman of the Board shall have the deciding vote.

Supervisory Committee

Our Company shall have a supervisory committee. The Directors, our President and other senior executive officers, including but not limited to our Chief Financial Officer, shall not act concurrently as Supervisors. The supervisory committee shall be composed of 3 Supervisors. One of the members of the supervisory committee shall act as the chairman. The term of office of Supervisors shall be three years, renewable upon re-election and reappointment. The election or removal of the chairman of the supervisory committee shall be determined by two-thirds or more of the members of the supervisory committee. Decisions of the supervisory committee shall be made by the affirmative vote of two-thirds or more of the Supervisors.

The supervisory committee shall comprise 2 representatives of shareholders and 1 representative of staff and workers of our Company. The representatives of shareholders and independent supervisors shall be elected and removed by shareholders' general meeting; the representative of workers and staff of our Company shall be elected and removed by the workers and staff of our Company democratically thereby.

The supervisory committee shall be accountable to the shareholders' general meeting and exercise the following powers in accordance with law:

- to examine our Company's financial situation and, if necessary, to engage an accounting firm, in the name of our Company, for an independent audit on our Company's financial situation;
- to supervise the performance by the Directors, President, deputy President, Chief Financial Officer and the secretary of the Board of our Company of their duties, and propose to remove the aforesaid personnel for violation of the applicable laws, regulations, the Articles of Association or the resolutions of the shareholders' general meeting;
- to demand rectification from a Director, President, deputy President, Chief Financial Officer and the secretary of the Board when the acts of such persons are harmful to our Company's interest if necessary;
- to verify the financial information such as the financial report, business report and plans for distribution of profits to be submitted by the Board to the shareholders' general meetings and, should any queries arise, to engage, in the name of our Company, qualified accounting and auditing firms for a re-rectification on aforesaid information;
- to propose to convene an extraordinary shareholders' general meeting and to convene and preside over the shareholders' general meeting when the Board of our Company fails to perform the duties of convening and presiding over the shareholders' general meeting as stipulated in Company Law;
- to represent our Company in communication with Directors or institute proceedings against the Directors, President, deputy President, Chief Financial Officer or Board Secretary;
- to make proposals to the shareholders' general meeting; and
- to exercise other powers specified in the Articles of Association.

Members of the supervisory committee shall be present at meetings of the Board.

President of our Company

Our Company shall have one President, who shall be appointed and dismissed by the Board.

Our President shall be accountable to the Board and exercise the following powers:

- to be in charge of our Company's operation and management and to organize the implementation of the resolutions of the Board;
- to organize the implementation of our Company's annual business plan and investment plan;
- to draft plans for the establishment of the internal organizational structure of our Company;
- to draft our Company's basic management system;
- to formulate basic rules and regulations for our Company;
- to propose the appointment or dismissal of our deputy President and Chief Financial Officer;
- appoint or dismiss management personnel other than those required to be appointed or dismissed by the Board; and
- to exercise other powers conferred by the Articles of Association and the Board.

Our President shall be present at meetings of the Board. However, the President shall have no voting rights at the meetings unless he is also a director. Our President, in performing their functions and powers, shall act honestly and diligently and in accordance with laws, regulations and the Articles of Association.

Chairman of the Board

The chairman of the Board shall exercise the following powers:

- to preside the shareholders' meeting, convene and preside the meetings of the Board;
- to inspect the implementation of the resolutions of the Board;
- to sign the securities issued by our Company; and
- to sign important documents of the Board and other documents which shall be signed by the legal representative;
- to exercise the power of legal representative;
- to exercise other powers authorized by the Board.

In case where the chairman of the Board cannot exercise the powers abovementioned, the chairman of the Board may designate such powers to the vice chairman of the Board.

Secretary of the Board

The secretary of the Board shall be a natural person who has the requisite professional knowledge and experience, and shall be appointed by the Board. His primary responsibilities include, without limitation:

- to ensure that our Company's documents and records are complete;
- to ensure the lawful preparation and submission by our Company of reports and documents as required by relevant authorities (including but not limited to the administration of industry and commerce);

- to ensure that the register of shareholders is properly maintained, and to ensure that persons who are entitled to obtain our Company's records and documents can timely obtain the relevant records and documents;

- to be responsible for the organization and coordination of information disclosure;

- to be responsible for the confidentiality of information sensitive to share price and to formulate a feasible confidentiality system and confidentiality measures; and

- to exercise other duties and obligations imposed by law or by the supervisory authorities of the listing of our Company, and/or such duties and obligations as specified in the Articles of Association (including other powers authorized by the Board).

Accounts and Audit

- Appointment of auditors.

  Our Company shall appoint independent auditors who are qualified under the relevant regulations of the PRC to audit our Company's annual financial statements and review our Company's other financial reports.

  The auditors appointed by our Company shall hold office from the conclusion of the annual general meeting of shareholders at which the appointment is made until the conclusion of the next annual meeting of shareholders.

  Before the convening of the shareholders' general meeting, the Board may fill any casual vacancy in the office of the auditors, but while any such vacancy continues, the surviving or continuing firm, if any, may act.

  The shareholders' general meeting may, by ordinary resolution, remove an accounting firm before the expiration of its office, notwithstanding the stipulations in the contract between our Company and the firm, but without prejudice to the firm's right to claim, if any, for damages in respect of such removal.

  The remuneration of certified public accounting firm or the manner in which such firm is to be remunerated shall be determined by the shareholders' general meeting. The remuneration of a certified public accounting firm appointed by the Board shall be determined by the Board.

- Change and removal of accounting firm.

  Our Company's appointment of, removal of and non-reappointment of a certified public accounting firm shall be resolved by shareholders' general meetings.

  Where it is proposed that any resolution be passed at a shareholders' general meeting concerning the appointment of a certified public accounting firm, which is not an incumbent firm, to fill a casual vacancy in the office of the certified public accounting firm, reappointment of a retiring accounting firm which was appointed by the Board to fill a casual vacancy, or removal of the accounting firm before the expiration of its term of office, the following provisions shall apply:

  — A copy of the proposal shall be sent to the firm proposed to be appointed or proposing to leave its post or the firm which has left its post (leaving includes leaving by removal, resignation and retirement) before notice of meeting is given to the shareholders.

— If the firm leaving its post makes representations in writing and requests our Company to notify such representations to the shareholders, our Company shall (unless the representations are received too late): (i) in any notice of the resolution given to shareholders, state the fact of the representations having been made; and (ii) attach a copy of the representations to the notice and deliver it to the shareholders in the manner stipulated in the Articles of Association.

— If the firm's representations are not sent in accordance with the preceding paragraph, the relevant firm may require that the representations be read out at the shareholders' general meeting and may lodge further complaints.

— A certified public accounting firm which is leaving its post shall be entitled to attend: (i) the shareholders' general meeting at which its term of office would otherwise have expired; (ii) any shareholders' general meeting at which it is proposed to fill the vacancy caused by its removal; and (iii) any shareholders' general meeting convened on its resignation; and to receive all notices of, and other communications relating to, any such meetings, and to speak at any such meeting in relation to matters concerning its role as the former accounting firm of our Company.

- Resignation of accounting firm.

  Where the certified public accounting firm resigns its post, it shall make clear to the shareholders' general meeting whether there has been any impropriety on the part of our Company.

— Any certified public accounting firm may resign its office by depositing at our Company's legal residence a resignation notice which shall become effective on the date of such deposit or on such later date as may be stipulated in such notice. Such notice shall include the following:

(1) a statement to the effect that there are no circumstances connected with its resignation which it considers should be brought to the notice of the shareholders or creditors of our Company; or

(2) a statement of any such circumstances. Where a notice is deposited under the preceding paragraph, our Company shall within fourteen (14) days after receiving of such notice send a copy of the notice to the relevant governing authority. If the notice contains a statement under subparagraph (2) of the preceding paragraph, a copy of such statement shall be placed at our Company's registered office for shareholders' inspection. Our Company shall also send a copy of such statement by prepaid mail to every holder of H Shares at the address registered in the register of shareholders.

Where the accounting firm's notice of resignation contains a statement of any circumstances which should be brought to the notice of the shareholders or creditors of our Company, the certified public accounting firm may require the Board to convene a shareholders' extraordinary general meeting for the purpose of giving an explanation of the circumstances connected with its resignation.

Dispute Resolution

Whenever any disputes or claims arise between holders of the H Shares and our Company, holders of the H Shares and our Company's Directors, Supervisors, President or other senior executive officers, or

holders of the H Shares and holders of Domestic Shares, based on the Articles of Association or any rights or obligations conferred or imposed by the PRC Company Law or any other relevant laws and administrative regulations concerning the affairs of our Company, such disputes or claims shall be referred by the relevant parties to arbitration.

A claimant may elect arbitration at either the China International Economic and Trade Arbitration Commission in accordance with its rules or the Hong Kong International Arbitration Centre in accordance with its Securities Arbitration Rules. Once a claimant refers a dispute or claim to arbitration, the other party must submit to the arbitral body elected by the claimant.

If a claimant elects arbitration at Hong Kong International Arbitration Centre, any party to the dispute or claim may apply for a hearing to take place in Shenzhen in accordance with the Securities Arbitration Rules of the Hong Kong International Arbitration Centre.

If any disputes or claims of rights as provided in section 180.1 of Articles of Association, the Laws of Peoples' Republic of China shall apply, save as otherwise provided in laws and administrative regulations.

Where a dispute or claim of rights is referred to arbitration, the entire claim or dispute must be referred to arbitration, and all persons who have a cause of action based on the same facts giving rise to the dispute or claim or whose participation is necessary for the resolution of such dispute or claim, shall abide by the arbitration provided that such person is our Company or our Company's shareholder, Director, Supervisor, President or other senior executive officer. Disputes in relation to the identification of shareholders and disputes in relation to the share register need not be referred to arbitration.

The award of an arbitration body shall be final and conclusive and binding on all parties.

FURTHER INFORMATION ABOUT OUR COMPANY

The Company

The Company was established in the PRC as a joint stock limited company on 22 August 2006 by ChinaCoal Group as our sole Promoter in accordance with the provisions under the PRC Company Law. The Company obtained a business license (Registration number 1000001004047) issued by the PRC State Administration for Industry and Commerce on 22 August 2006.

The Company has established a place of business in Hong Kong at Room 2608, 26/F, Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong, and has registered with the Hong Kong Companies Registry as an oversea company in Hong Kong under Part XI of the Companies Ordinance on 14 November 2006. Li Di of Room 2608, 26/F, Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong has been authorized to accept on behalf of the Company service of process and any notices required to be served on the Company in Hong Kong.

As our Company was established in the PRC, it operates subject to the relevant laws and regulations of the PRC and to its constitution which comprises our Articles of Association. Certain relevant aspects of the relevant laws and regulations of the PRC and a summary of certain relevant provisions of the Articles of Association are set out in Appendices VIII and IX to this Prospectus, respectively.

Changes in the Registered Capital of the Company

At the time of the establishment of the Company, its registered capital was RMB8,000 million divided into 8,000 million Domestic Shares of nominal value of RMB1.00 each, all of which were credited as fully paid up and held by ChinaCoal Group. Save as disclosed in this Prospectus, there has been no alteration in the registered capital of the Company since the date of its establishment.

Immediately upon completion of the Global Offering but without taking into account the exercise of the Over-allotment Option, the share capital of the Company will be RMB11,246,374,000 comprising 7,657,363,000 Domestic Shares and 3,571,011,000 H Shares, representing approximately 68.25% and 31.75% of the Company's share capital, respectively.

Resolutions of the Company's Sole Shareholder Passed on 23 August 2006

An extraordinary general meeting of the Company was held on 23 August 2006 at which the following resolutions of the shareholders, among other things, were passed:

(a) conditional upon approval by the relevant PRC authorities, the conversion of our Company into an 'overseas subscription company' was approved;

(b) conditional upon, among others, (i) the Listing Committee of the Hong Kong Stock Exchange granting approval for the listing of, and permission to deal in, the H Shares to be issued and converted as mentioned herein, and (ii) the Underwriting Agreements becoming unconditional and not being terminated in accordance with the terms of such agreements or otherwise, the following matters were approved:

  (i) the issue by our Company of the H Shares and the listing of the H Shares on the Hong Kong Stock Exchange;

  (ii) the granting of the Over-allotment Option; and

(iii) the corresponding increase in the share capital of our Company upon completion of the Global Offering.

(c) our Articles of Association were approved and adopted and the Board was authorised to amend our Articles of Association in accordance with the amendments required by the relevant PRC authorities and the Hong Kong Stock Exchange; and

(d) the Board was authorised, among other things, to do any acts and things relating to the conversion of our Company into an overseas subscription company and the listing of the H Shares on the Hong Kong Stock Exchange.

At an extraordinary general meeting of the Company held on 22 November 2006, resolutions of the sole shareholder of our Company were passed pursuant to which, among other things:

(a) certain amendments to our Articles of Association were approved; and

(b) our Board was authorised to issue Domestic Shares and/or H Shares within a period of 12 months from the date of the resolution on 22 November, 2006 provided that the number of Domestic Shares and/or H Shares to be issued shall not exceed 20% of the number of Domestic Shares and H Shares separately then in issue.

Our Restructuring

In preparation for the Global Offering, we underwent the Restructuring, details of which are set out in "Restructuring." As confirmed by our legal advisers as to PRC law, Jia Yuan Law Firm, our Restructuring complies with an applicable PRC laws and regulations, and all necessary approvals from relevant PRC regulatory authorities required for the implementation of the Restructuring have been obtained. These approvals include:

(1) On 24 February 2006, the SASAC issued an approval document (Guo Zi Gai Ge [2006] No. 176) to approve the proposal relating to the Restructuring;

(2) On 29 March 2006, the MLR issued an approval document (Guo Tu Zi Han [2006] No. 232) to approve the disposal of assets of ChinaCoal Group;

(3) Hua Yuan Real Estate Appraising Co., Ltd. appraised the land use rights which were to be injected into the Company as of 30 September 2005 and issued an appraisal report (Hua Yuan [2006] (Ping) Zi No. 009) on 8 June 2006. The MLR approved the appraisal report by its approval document (Guo Tu Zi Han [2006] No. 409) on 14 July 2006;

(4) On 19 July 2006, the MOF and MLR jointly issued an approval document (Cai Jian [2006] No. 366) to approve the capitalization disposal of mining rights of ChinaCoal Group;

(5) China United Assets Appraisal Co., Ltd. appraised the assets of ChinaCoal Group which are to be injected into the Company as of 30 September 2005 and issued an appraisal report (Zhong Lian Ping Bao Zi [2006] No. 88) on 18 April 2006. The SASAC approved the appraisal report by its approval document (Guo Zi Chan Quan [2006] No. 928) on 31 July 2006;

(6) On 3 August 2006, the SASAC issued an approval document (Guo Zi Chan Quan [2006] No. 944) approving the management of ChinaCoal Group's State-owned equity interests in us;

(7) On 14 August 2006, SASAC issued an approval (Guo Zi Gai Ge [2006] No. 1048) approving our establishment as a joint stock limited company;

(8) On 18 August 2006, ChinaCoal Group convened an inaugural meeting of our Company for the establishment of our Company and the adoption of our initial Articles of Association was approved;

(9) On 22 August 2006, a new business license was issued by the State Administration for Industry and Commerce, whereupon our Company was formally established as a joint stock limited company;

(10) On 1 September 2006, SASAC issued an approval (Guo Zi Chan Quan [2006] No. 1109) approving the transfer of shares by ChinaCoal Group to NSSF according to the policy of the PRC on reduction of State-owned shares;

(11) On 11 September 2006, the SASAC issued an approval (Guo Zi Gai Ge [2006] No. 1134) for the conversion of our Company into an "overseas subscription company";

(12) On 7 November 2006, the CSRC issued an approval (Zheng Jian Guo He Zi [2006] No. 27) with regard to the issue of H Shares and the listing of the H Shares on the Hong Kong Stock Exchange.

Our Principal Subsidiaries

Our principal subsidiaries (for the purposes of the Hong Kong Listing Rules) as of the date of this Prospectus include (i) all entities set out under paragraph (i) of Note 36 to the Accountants' Report as included in Appendix I to this Prospectus and (ii) the following entities which are accounted for as our "jointly controlled entities" under IFRS as reported in the Accountants' Report:

Entity	Total attributable equity interest held by our Company
Shanxi China Coal Pingshuo Antaibao Coal Co., Ltd. Note (山西中煤平朔安太堡煤炭有限責任公司)	100%
China Coal Complete Equipment Co., Ltd. (中煤設備成套有限公司)	65.73%
Datong China Coal Export Base Development Co., Ltd. (大同中煤出口煤基地建設有限公司)	60%
Shaanxi Nanliang Coal Co., Ltd. (陝西南梁礦業有限公司)	55%
Shuozhou China Coal Pingshuo Energy Co., Ltd. (朔州中煤平朔能源有限公司)	51%
Lingshi China Coal & Coke Gas Power Limited (靈石縣中煤焦化煤氣發電有限責任公司)	51%

Note:

This company is formerly known as Ping Shuo First Coal Company Limited (平朔第一煤炭有限公司) and was owned as to 80% by the Company as of 30 June 2006. Subsequently, its remaining 20% interest was acquired by the Company and it therefore becomes a wholly-owned subsidiary of the Company.

Save as disclosed in this Prospectus, there has been no alteration in the share capital of any of our subsidiaries mentioned above within the two years immediately preceding the date of this Prospectus.

Sino-foreign Joint Ventures

Information regarding the Sino-foreign equity joint ventures, cooperative or contractual joint ventures in which the Company is interested are set out below:

1. Jiangsu Datun Aluminum Company Limited (江蘇大屯鋁業有限公司) ("Jiangsu Datun")

Parties and equity interest:	Shanghai Datun Energy Resources Co., Ltd., (上海大屯能源股份有限公司) (75%) and China Coal Hong Kong Limited (中煤能源香港有限公司) (25%)
Term of joint venture:	20 years
Date of establishment:	18 April 2002
Scope of business:	production and trading of aluminium ingots, aluminium rods, aluminum plate, aluminium wire rod, aluminium steel tubes, aluminium fabrication material, and other aluminium products, as well as carbon anode.
Nature:	Sino-foreign equity joint venture
Total investment amount:	USD 29,670,000
Registered share capital:	USD 23,660,000

All transfers of registered share capital in Jiangsu Datun are subject to pre-emptive rights of the joint venture partners set out in the joint venture contract and the articles of association of Jiangsu Datun. The entitlements of joint venture partners in profits, dividends and other distributions of Jiangsu Datun are in the proportion to their capital contribution ratio. Shanghai Datun Energy Resources Co., Ltd. (上海大屯能源股份有限公司) and China Coal Hong Kong Limited (中煤能源香港有限公司) have the rights to nominate 5 directors (including the chairman) and 2 directors (including the vice chairman) respectively to the board of Jiangsu Datun under the joint venture contract and its articles of association.

Upon expiry of the joint venture, the joint venture partners shall be entitled to the distributable current assets in the proportion to their capital contribution ratio, and Shanghai Datun Energy Resources Co., Ltd. (上海大屯能源股份有限公司) shall be entitled to all the fixed assets of the joint venture.

2. Lianyungang China Coal Huanneng Coal Processing Company (連雲港中煤環能煤炭加工有限公司) ("Lianyungang China")

Parties and equity interest:	China Coal Lianyungang Imp. & Exp. Co., Ltd. (中煤連雲港進出口有限公司) (75%) and China Coal Hong Kong Ltd. (中煤能源香港有限公司) (25%)
Term of joint venture:	25 years
Date of establishment:	27 December 1999
Scope of business:	coal purification, coal categorisation
Nature:	Sino-foreign equity joint venture
Total investment amount:	RMB 5,000,000
Registered share capital:	RMB 5,000,000

All transfers of registered share capital in Lianyungang China are subject to pre-emptive rights of the joint venture partners as set out in the joint venture contract and the articles of association of Lianyungang China. The entitlements of joint venture partners in profits, dividends and other distributions of Lianyungang China are in the proportion to their capital contribution ratio, except as unanimously approved otherwise by the directors of Lianyungang China. China Coal Lianyungang Imp. & Exp. Co., Ltd. (中煤連雲港進出口有限公司) and China Coal Hong Kong Limited (中煤能源香港有限公司) have the rights to nominate 3 directors (including the chairman) and 2 directors (including the vice chairman) respectively to the board of Lianyungang China under the joint venture contract and its articles of association.

Upon expiry of the joint venture, the joint venture partners shall be entitled to the distributable assets in the proportion to their capital contribution ratio.

3. Shaanxi Nanliang Coal Co., Ltd. (陝西南梁礦業有限公司) ("Shaanxi Nanliang")

Parties and equity interest:	Our Company (23%), Shaanxi Yulin Coal Export Group Corporation (陝西榆林煤炭出口(集團)有限責任公司)26%, Hainan Jingtie Trade and Industry Development Company (海南京鐵實業貿易開發總公司) (10%), Zhejiang Fuxing Electric Power Fuel Co., Ltd. (浙江富興電力燃料有限公司) (5%), Shaanxi Coal Transportation Group Co., Ltd. (陝西煤炭運銷(集團)有限責任公司) (4%), and Sunfield Resources Pty. Ltd. (華光資源有限公司) (32%)
Term of joint venture:	30 years
Date of establishment:	5 February 1999
Scope of business:	Production, processing, storage, transportation and trading of coal.
Nature:	Sino-foreign equity joint venture
Total investment amount:	RMB 151,830,000
Registered share capital:	RMB 68,750,000

All transfers or increase of registered share capital in Shangxi Nanliang are subject to pre-emptive rights of the joint venture partners as set out in the joint venture contract and the articles of association of Shangxi Nanliang. The entitlements of joint venture partners in profits, dividends and other distributions of Shangxi Nanliang are in the proportion to their capital contribution ratio. Our Company, Shaanxi Yulin Coal Export Group Corporation (陝西榆林煤炭出口(集團)有限責任公司), Sea Trade Development Corporation (海南京鐵實業貿易開發總公司), Zhejiang Fuxing Electric Power Fuel Co., Ltd. (浙江富興電力燃料有限公司), Shaanxi Coal Transportation Group Co., Ltd. (陝西煤炭運銷(集團)有限責任公司) and Sunfield Resources Pty. Ltd. (華光資源有限公司) have the rights to nominate 3 directors (including the chairman), 3 directors (including the vice chairman), 2 directors, 1 director, 1 director and 3 directors respectively to the board of Shaanxi Nanliang under the joint venture contract and its articles of association.

Upon expiry of the joint venture, the joint venture partners shall be entitled to the distributable assets in the proportion to their capital contribution ratio.

4. Datong China Coal Export Base Development Co., Ltd. (大同中煤出口煤基地建設有限公司) ("Datong ChinaCoal")

Parties and equity interest:	Our Company (19%), Datong Coal Industry Co., Ltd. (大同煤業股份有限公司) (40%) and Sunfield Resources Pty. Ltd. (華光資源有限公司) (41%)
Term of joint venture:	30 years
Date of establishment:	8 August 2000
Scope of business:	coal washing, coal processing and blending, sale of coal, and coal consolidation
Nature:	Sino-foreign equity joint venture
Total investment amount:	RMB 125,000,000
Registered share capital:	RMB 125,000,000

All transfers of registered share capital in Datong China are subject to pre-emptive rights of the joint venture partners as set out in the joint venture contract and the articles of association of Datong ChinaCoal. The entitlements of joint venture partners in profits, dividends and other distributions of Datong ChinaCoal are in the proportion to their capital contribution ratio. Our Company, Datong Coal Industry Co., Ltd. (大同煤業股份有限公司) and Sunfield Resources Pty. Ltd. (華光資源有限公司) have the rights to nominate 2 directors (including the chairman), 3 directors (including the vice chairman) and 2 directors respectively to the board of Datong ChinaCoal under the joint venture contract and its articles of association.

The joint venture company may be dissolved when there are material adverse changes to the market and when more than half of the products produced by the joint venture company are unsold. Upon expiry of the joint venture, the joint venture partners shall be entitled to the distributable assets in the proportion to their capital contribution ratio.

5. Qinhuangdao Zhongmei Gangneng Coal Purifying Co., Ltd. (秦皇島中煤港能煤炭加工有限公司) ("Qinhuangdao Zhongmei")

Parties and equity interest:	Our Company (75%) and China Coal Hong Kong Limited (中煤能源香港有限公司) (25%)
Term of joint venture:	11 years
Date of establishment:	25 August 1999
Scope of business:	coal processing, screening and blending
Nature:	Sino-foreign equity joint venture
Total investment amount:	RMB 29,390,000
Registered share capital:	RMB 29,390,000

All transfers of registered share capital in Qinhuangdao Zhongmei are subject to pre-emptive rights of the joint venture partners as set out in the joint venture contract and the articles of association of Qinhuangdao Zhongmei. The entitlements of joint venture partners in profits, dividends and other distributions of Qinhuangdao Zhongmei are in the proportion to their capital contribution ratio. Our Company and China Coal Hong Kong Limited (中煤能源香港有限公司) have the rights to nominate 3 (including the chairman) and 2 (including the vice chairman) directors respectively to the board of Qinhuangdao Zhongmei under the joint venture contract and its articles of association.

Upon expiry of the joint venture, the joint venture partners shall be entitled to the distributable assets in the proportion to their capital contribution ratio.

6. Datong Zhongxin Energy Co., Ltd. (大同中新能源有限公司) ("Datong Zhongxin")

Parties and equity interest:	Sunfield Resources Pty. Ltd (華光資源有限公司) (37%), Datong City Shangshenjian Group Coal Transportation Limited (大同市上深澗煤炭集運站) (33%), Zhejiang Fuxing Electricity Fuel Company Limited (浙江富興電力燃料有限公司) (15%), Hainan Jingtie Trade and Industry Development Company (海南京鐵實業貿易開發總公司) (10%) and Our Company (5%)
Term of joint venture:	30 years
Date of establishment:	27 August 2001
Scope of business:	production, trading, screening, processing and consolidation of coal
Nature:	Sino-foreign equity joint venture
Total investment amount:	RMB 133,300,000
Registered share capital:	RMB 53,320,000

All transfers of registered share capital in Datong Zhongxin are subject to pre-emptive rights of the joint venture partners as set out in the joint venture contract and the articles of association of Datong Zhongxin. The entitlements of joint venture partners in profits, dividends and other distributions of Datong Zhongxin are in the proportion to their capital contribution ratio. Sunfield Resources Pty. Ltd (華光資源有限公司), Datong City Shangshenjian Group Coal Transportation Limited (大同市上深澗煤炭集運站), Zhejiang Fuxing Electricity Fuel Company Limited (浙江富興電力燃料有限公司) and Hainan Jingtie Trade and Industry Development Company (海南京鐵實業貿易開發總公司) have the rights to nominate 2 directors (including the chairman), 2 directors (including the vice chairman), 1 director and 1 director respectively to the board of Datong Zhongxin under the joint venture contract and its articles of association.

Upon expiry of the joint venture, the joint venture partners shall be entitled to the distributable assets in the production to their capital contribution ratio.

FURTHER INFORMATION ABOUT OUR BUSINESS

Our Material Contracts

Our Company has entered into the following contracts (not being contracts entered into in the ordinary course of our business) within the two years immediately preceding the date of this Prospectus which are material:

(a) an acquisition agreement dated 24 March 2005 entered into between Datun Coal and Electricity (Group) Limited-Liability Company and Shanghai Datun Energy Resources Co., Ltd. in respect of the transfer of electricity power and related assets from the former to the latter for a consideration equals to the net asset value of electricity power and related assets which was valued at RMB69.96 million as at 31 October 2004 (subject to adjustments);

(b) a coal export and sales agency framework agreement dated 5 September 2006 entered into between our Company and ChinaCoal Group in respect of the appointment of ChinaCoal Group as our non-exclusive export and sales agent for our coal products, further details of which are set out in "Connected Transactions — Coal Export and Sales Agency Framework Agreement";

(c) a coal supplies framework agreement dated 5 September 2006 entered into between our Company and ChinaCoal Group in respect of the exclusive supply of coal products produced from the Mines under Restructuring by ChinaCoal Group to us, further details of which are set out in "Connected Transactions — Coal Supplies Framework Agreement";

(d) an integrated materials and services mutual provision framework agreement dated 5 September 2006 entered into between our Company and ChinaCoal Group in respect of the mutual provision of materials and services required by the parties' respective operations, further details of which are set out in "Connected Transactions — Integrated Materials and Services Mutual Provision Framework Agreement";

(e) a mine construction and design framework agreement dated 5 September 2006 entered into between our Company and ChinaCoal Group in respect of the provision of coal mine construction services by ChinaGroup and its associates to our Company and the provision of coal mine design services by our Company to ChinaGroup and its associates, further details of which are set out in "Connected Transactions — Mine Construction and Design Framework Agreement";

(f) a property leasing framework agreement dated 5 September 2006 entered into between our Company and ChinaCoal Group in respect of the leasing of certain buildings and properties from ChinaCoal Group and its associates to our Company, further details of which are set out in "Connected Transactions — Property Leasing Framework Agreement";

(g) a land use rights leasing framework agreement dated 5 September 2006 entered into between our Company and ChinaCoal Group in respect of the leasing of certain land use rights from ChinaCoal Group and its associates to us, further details of which are set out in "Connected Transactions — Land Use Rights Leasing Framework Agreement";

(h) a coal/coke product sales framework agreement dated 8 November 2006 entered into between our Company and Datong Coal Industry Co., Ltd. in respect of the purchase and/or sales of coal/coke products between such Subsidiaries' Substantial Shareholder and us, further details of which are set out in "Connected Transactions — Coal/Coke Product Sales Framework Agreements";

(i) a coal/coke product sales framework agreement dated 5 September 2006 entered into between our Company and Shanxi Longquan Foundry Coke Company Limited in respect of the purchase and/or sales of coal/coke products between such Subsidiaries' Substantial Shareholder and us, further details of which are set out in "Connected Transactions — Coal/Coke Product Sales Framework Agreements";

(j) a coal/coke product sales framework agreement dated 5 September 2006 entered into between our Company and Lingshi Jiuxin Coal Preparation Company Limited in respect of the purchase and/or sales of coal/coke products between such Subsidiaries' Substantial Shareholder and us, further details of which are set out in "Connected Transactions — Coal/Coke Product Sales Framework Agreements";

(k) a coal/coke product sales framework agreement dated 5 September 2006 entered into between our Company and Shuozhou Shuocheng Liu Jia Kou Coal Transportation Terminal in respect of the purchase and/or sales of coal/coke products between such Subsidiaries' Substantial Shareholder and us, further details of which are set out in "Connected Transactions — Coal/Coke Product Sales Framework Agreements";

(l) a coal/coke product sales framework agreement dated 5 September 2006 entered into between our Company and Shaanxi Yulin Coal Export Group Corporation in respect of the purchase and/or sales of coal/coke products between such Subsidiaries' Substantial Shareholder and us, further details of which are set out in "Connected Transactions — Coal/Coke Product Sales Framework Agreements";

(m) a railway leasing and management entrustment service framework agreement dated 5 September 2006 entered into between our Company and Shuozhou Pingshuo Luda Railway Transportation Co., Ltd. in respect of the lease of railway from and the provision of railway management entrustment services by our subsidiaries, further details of which are set out in "Connected Transactions — Railway Leasing and Management Entrustment Service Framework Agreement";

(n) a coke export agency framework agreement dated 5 September 2006 entered into between our Company and ChinaCoal Group in respect of the appointment of ChinaCoal Group as our non-exclusive export agent to perform coke export services for our Company for a term commencing from the date of our incorporation to 31 December 2008, further details of which are set out in "Connected Transactions — Exempt Continuing Connected Transactions";

(o) a trademarks license framework agreement dated 5 September 2006 entered into between our Company and ChinaCoal Group for the granting to us and our subsidiaries of a non-exclusive license to use trademarks registered by ChinaCoal Group in the PRC, Japan, Hong Kong and Korea for a nominal fee of RMB 1 per year for an initial term of 10 years from the date of incorporation of our Company, further details of which are set out in "Connected Transactions — Exempt Continuing Connected Transactions";

(p) a restructuring agreement entered into between our Company and ChinaCoal Group on 5 September 2006 in respect of the Restructuring, further details are set out in "Connection Transactions — Restructuring Agreement";

(q) a non-competition agreement dated 5 September 2006 entered into between our Company and ChinaCoal Group pursuant to which ChinaCoal Group agreed not to compete with us in our core business and granted us options and pre-emptive rights to acquire the Group Retained Businesses and certain future new businesses from ChinaCoal Group, further details of which are set out in "Relationship With ChinaCoal Group — Non-Competition Agreement";

(r) a strategic placing agreement dated 7 November 2006 entered into among our Company, the Joint Global Coordinators, First Reserve Corporation, FR XI Offshore AIV, L.P. and AMCI Capital L.P. in respect of the subscription by FR XI Offshore AIV, L.P. and AMCI Capital L.P., respectively, of such numbers of H Shares which may be purchased with U.S.$100 million and U.S.$25 million, respectively, at the Offer Price, further details of which are set out in "The Strategic and Corporate Placings — The Strategic Placing";

(s) a strategic advisory agreement dated 7 November 2006 entered into among First Reserve Corporation, FR XI Offshore AIV, L.P. and our Company, further details of which are set out in "The Strategic and Corporate Placings — The Strategic Placing";

(t) a corporate placing agreement dated 29 November 2006 entered into among our Company, the Joint Global Coordinators, Ideal Offer Limited and Cheung Kong (Holdings) Limited in respect of the subscription by Ideal Offer Limited of such number of H Shares which may be purchased with U.S.$50 million at the Offer Price, further details of which are set out in "The Strategic and Corporate Placings — Corporate Investors";

(u) a corporate placing agreement dated 29 November 2006 entered into among our Company, the Joint Global Coordinators and China Life Insurance (Group) Company in respect of the subscription by China Life Insurance (Group) Company of such number of H Shares which may be purchased with U.S.$50 million at the Offer Price, further details of which are set out in "The Strategic and Corporate Placings — Corporate Investors";

(v) a corporate placing agreement dated 29 November 2006 entered into among our Company, the Joint Global Coordinators and Chow Tai Fook Nominee Limited in respect of the subscription by Chow Tai Fook Nominee Limited of such number of H Shares which may be purchased with U.S.$50 million at the Offer Price, further details of which are set out in "The Strategic and Corporate Placings — Corporate Investors";

(w) a corporate placing agreement dated 29 November 2006 entered into among our Company, the Joint Global Coordinators, Cranwin Investments Ltd and CITIC Pacific Limited in respect of the subscription by Cranwin Investments Ltd of such number of H Shares which may be purchased with U.S.$25 million at the Offer Price, further details of which are set out in "The Strategic and Corporate Placings — Corporate Investors";

(x) a corporate placing agreement dated 29 November 2006 entered into among our Company, the Joint Global Coordinators, Silver Lead Enterprises Corp. and Larry Yung Chi Kin in respect of the subscription by Silver Lead Enterprises Corp. of such number of H Shares which may be purchased with U.S.$25 million at the Offer Price, further details of which are set out in "The Strategic and Corporate Placings — Corporate Investors";

(y) a corporate placing agreement dated 29 November 2006 entered into among our Company, the Joint Global Coordinators, Futec Limited and Shau Kee Financial Enterprises Limited in respect of the subscription by Futec Limited of such number of H Shares which may be purchased with U.S.$50 million at the Offer Price, further details of which are set out in "The Strategic and Corporate Placings — Corporate Investors";

(z) a Hong Kong Underwriting Agreement dated 5 December 2006 relating to the Hong Kong Public Offering entered into among our Company, the Hong Kong Underwriters and the Joint Global Coordinators, further details of which are set out in "Underwriting — Hong Kong Underwriting Agreement."

Our Intellectual Property Rights

Trademarks

As of the Latest Practicable Date, our Company has registered or is applying for registration of the following trademarks in the PRC;

Trademark	Class (Note)	Registration Number	Date of registration	Valid Period	Trademark Owner	Remarks
1. 平朔 (Stylized)	4	1696230	14 January 2002	14 January 2002-13 January 2012	Pingshuo Coal Industry Company (平朔煤炭工業公司)	Application for the change of the registered owner to the Company has been accepted.
2. 平朔 (Pin Yin and device) PINGSHUO	4	1696229	14 January 2002	14 January 2002-13 January 2012	Pingshuo Coal Industry Company (平朔煤炭工業公司)	Application for the change of the registered owner to the Company has been accepted.
3. 平朔洗精	4	1278001	28 May 1999	28 May 1999-27 May 2009	Pingshuo Coal Industry Company (平朔煤炭工業公司)	Application for the change of the registered owner to the Company has been accepted.
4. 平洗	4	1278002	28 May 1999	28 May 1999-27 May 2009	Pingshuo Coal Industry Company (平朔煤炭工業公司)	Application for the change of the registered owner to the Company has been accepted.
5. 平混	4	1278003	28 May 1999	28 May 1999-27 May 2009	Pingshuo Coal Industry Company (平朔煤炭工業公司)	Application for the change of the registered owner to the Company has been accepted.
6. 平朔混	4	1278004	28 May 1999	28 May 1999-27 May 2009	Pingshuo Coal Industry Company (平朔煤炭工業公司)	Application for the change of the registered owner to the Company has been accepted.
7. 平朔 (Stylized)	37	1759438	28 April 2002	28 April 2002-27 April 2012	Pingshuo Coal Industry Company (平朔煤炭工業公司)	Application for the change of the registered owner to the Company has been accepted.
8. Device + PING SHUO PINGSHUO	37	1759439	28 April 2002	28 April 2002-27 April 2012	Pingshuo Coal Industry Company (平朔煤炭工業公司)	Application for the change of the registered owner to the Company has been accepted.
9. ATB (Stylized)	4	1810252	21 July 2002	21 July 2002-20 July 2012	Antaibao Open Pit Mine (安太堡露天煤礦)	Application for the change of the registered owner to Shanxi China Coal Pingshuo Antaibao Coal Co., Ltd. (山西中煤平朔安太堡煤炭有限責任公司) has been accepted
10. ATB (Stylized)+ "安太堡"+ "AN TAI BAO" AN TAI BAO 安太堡	4	1810295	21 July 2002	21 July 2002-20 July 2012	Antaibao Open Pit Mine (安太堡露天煤礦)	Application for the change of the registered owner to Shanxi China Coal Pingshuo Antaibao Coal Co., Ltd. (山西中煤平朔安太堡煤炭有限責任公司) has been accepted

Trademark	Class (Note)	Registration Number	Date of registration	Valid Period	Trademark Owner	Remarks
11. CME (Stylized)	35	815830	14 February 1996	14 February 1996-13 February 2006	China Coal Mining Engineering Equipment Group Corporation (中國煤礦工程機械裝備集團公司), now known as China National Coal Mining Machinery Co., Ltd. (中國煤礦機械裝備有限責任公司)	Application for the change of name of the registered owner from China Coal Mining Engineering Equipment Group Corporation (中國煤礦工程機械裝備集團公司) to China National Coal Mining Machinery Co. Ltd. (中國煤礦機械裝備有限責任公司) has been accepted
12. NLCC 南梁 (device)	4	1431333	14 August 2000	14 August 2000-13 August 2010	Shaanxi Nanliang Coal Co., Ltd. (陜西南梁礦業有限公司)	
13. Shen dong 神东	4	1468472	14 August 2000	14 August 2000-13 August 2010	Shaanxi Nanliang Coal Co., Ltd. (陜西南梁礦業有限公司)	
14. 张垣牌 (device)	7	656348	7 September 1993	7 September 2003-6 September 2013	Zhangjiakou Coal Mining Machinery Co., Ltd. (張家口煤礦機械有限公司), now known as China Coal Zhangjiakou Coal Mining Machinery Co., Ltd. (中煤張家口煤礦機械有限責任公司)	Application for the change of name of the registered owner from Zhangjiakou Coal Mining Machinery Co., Ltd. (張家口煤礦機械有限公司) to China Coal Zhangjiakou Coal Mining Machinery Co., Ltd. (中煤張家口煤礦機械有限責任公司) has been accepted
15. 张垣牌 (device)	7	1243460	28 January 1999	28 January 1999-27 January 2009	Zhangjiakou Coal Mining Machinery Co., Ltd. (張家口煤礦機械有限公司), now known as China Coal Zhangjiakou Coal Mining Machinery Co., Ltd. (中煤張家口煤礦機械有限責任公司)	Application for the change of name of the registered owner from Zhangjiakou Coal Mining Machinery Co., Ltd. (張家口煤礦機械有限公司) to China Coal Zhangjiakou Coal Mining Machinery Co., Ltd. (中煤張家口煤礦機械有限責任公司) has been accepted
16. 张垣牌 (device)	7	1757443	28 April 2002	28 April 2002-27 April 2012	Zhangjiakou Coal Mining Machinery Co., Ltd. (張家口煤礦機械有限公司), now known as China Coal Zhangjiakou Coal Mining Machinery Co., Ltd. (中煤張家口煤礦機械有限責任公司)	Application for the change of name of the registered owner from Zhangjiakou Coal Mining Machinery Co., Ltd. (張家口煤礦機械有限公司) to China Coal Zhangjiakou Coal Mining Machinery Co., Ltd. (中煤張家口煤礦機械有限責任公司) has been accepted

Trademark	Class (Note)	Registration Number	Date of registration	Valid Period	Trademark Owner	Remarks
17. 张垣牌 (device)	12	1701952	21 January 2002	21 January 2002-20 January 2012	Zhangjiakou Coal Mining Machinery Co., Ltd. (張家口煤礦機械有限公司), now known as China Coal Zhangjiakou Coal Mining Machinery Co., Ltd. (中煤張家口煤礦機械有限責任公司)	Application for the change of name of the registered owner from Zhangjiakou Coal Mining Machinery Co., Ltd. (張家口煤礦機械有限公司) to China Coal Zhangjiakou Coal Mining Machinery Co., Ltd. (中煤張家口煤礦機械有限責任公司) has been accepted
18. 张垣牌 (device)	9	1722288	28 February 2002	28 February 2002-27 February 2012	Zhangjiakou Coal Mining Machinery Co., Ltd. (張家口煤礦機械有限公司), now known as China Coal Zhangjiakou Coal Mining Machinery Co., Ltd. (中煤張家口煤礦機械有限責任公司)	Application for the change of name of the registered owner from Zhangjiakou Coal Mining Machinery Co., Ltd. (張家口煤礦機械有限公司) to China Coal Zhangjiakou Coal Mining Machinery Co., Ltd. (中煤張家口煤礦機械有限責任公司) has been accepted
19. Device (with specific colour)	7	1336904	21 November 1999	21 November 1999-20 November 2009	Beijing Coal Mining Machinery Factory (北京煤礦機械廠), now known as China Coal Beijing Coal Mining Machinery Co., Ltd. (中煤北京煤礦機械有限責任公司)	Application for the change of name of the registered owner from Beijing Coal Mining Machinery Factory (北京煤礦機械廠) to China Coal Beijing Coal Mining Machinery Co., Ltd. (中煤北京煤礦機械有限責任公司) has been accepted
20. ATLAS (device)	8	292283	10 July 1987	10 July 1997-9 July 2007	Beijing Coal Mining Machinery Factory (北京煤礦機械廠), now known as China Coal Beijing Coal Mining Machinery Co., Ltd. 中煤北京煤礦機械有限責任公司	Application for the change of name of the registered owner from Beijing Coal Mining Machinery Factory (北京煤礦機械廠) to China Coal Beijing Coal Mining Machinery Co., Ltd. (中煤北京煤礦機械有限責任公司) has been accepted
21. (Device)	7	1336903	21 November 1999	21 November 1999-20 November 2009	Beijing Coal Mining Machinery Factory (北京煤礦機械廠), now known as China Coal Beijing Coal Mining Machinery Co., Ltd. 中煤北京煤礦機械有限責任公司	Application for the change of name of the registered owner from Beijing Coal Mining Machinery Factory (北京煤礦機械廠) to China Coal Beijing Coal Mining Machinery Co., Ltd. (中煤北京煤礦機械有限責任公司) has been accepted

Trademark	Class (Note)	Registration Number	Date of registration	Valid Period	Trademark Owner	Remarks
22. (Device)	7	1177573	21 May 1998	21 May 1998-20 May 2008	Beijing Coal Mining Machinery Factory (北京煤礦機械廠), now known as China Coal Beijing Coal Mining Machinery Co., Ltd. (中煤北京煤礦機械有限責任公司)	Application for the change of name of the registered owner from Beijing Coal Mining Machinery Factory (北京煤礦機械廠) to China Coal Beijing Coal Mining Machinery Co., Ltd. (中煤北京煤礦機械有限責任公司) has been accepted
23. 双峰	7	3253138	21 April 2004	21 April 2004-20 April 2014	Fengfeng Metal Bracket Plant (峰峰金屬支架廠)	Application for the change of the registered owner from Fengfeng Metal Bracket Plant (峰峰金屬支架廠) to China Coal Handan Mining Machinery Co., Ltd. (中煤邯鄲煤礦機械有限責任公司) has been accepted
24. FF (device)	7	3865297	21 March 2006	21 March 2006-20 March 2016	Fengfeng Metal Bracket Plant (峰峰金屬支架廠)	Application for the change of the registered owner from Fengfeng Metal Bracket Plant (峰峰金屬支架廠) to China Coal Handan Mining Machinery Co., Ltd. (中煤邯鄲煤礦機械有限責任公司) has been accepted
25. 大屯 (device)	4	3459072	14 September 2004	14 September 2004-13 September 2014	Datun Coal and Electricity (Group) Limited—Liability Company (大屯煤電(集團)有限責任公司)	Application for the change of the registered owner from Datun Coal and Electricity (Group) Limited—Liability Company (大屯煤電(集團)有限責任公司) to Shanghai Datun Energy Resources Co., Ltd. (上海大屯能源股份有限公司) has been accepted

Note:

Class 1 relates to silicon, sulphur, industrial chemicals and others. Class 2 relates to food coloring, dyes, paint and others. Class 3 relates to spices, cleaning agents and others. Class 4 relates to lubricants and fuels and others. Class 5 relates to medical and dental materials and bandages. Class 6 relates to railway materials, dyeing machines and other forms of machinery. Class 8 relates to agricultural tools, gardening equipment and others. Class 9 relates to photocopiers, televisions, radiographic machines and others. Class 10 relates to surgical and dental equipment and others. Class 11 relates to air conditioners. Class 12 relates to cars and other vehicles. Class 13 relates to explosive materials, firework and others. Class 14 relates to gems, watches, jewellery and others. Class 15 relates to musical instruments. Class 16 relates to maps, books, painting materials and others. Class 17 relates to rubber and insulating materials etc. class 18 relates to bags, umbrellas, belts and others. Class 19 relates to clay, cement, construction glass. Class 20 relates to non-metallic goods. Class 21 relates to cosmetics and others. Class 22 relates to netting, fabric and others. Class 23 relates to rayon, textiles, etc. Class 24 relates to sanitation gloves and others. Class 25 relates to swimwear, hats, socks and others. Class 26 relates to fashion wear, lace and other fashion materials. Class 27 relates to wallpaper. Non- textile ornament, etc. class 28 relates to chess, ice skating. Class 29 relates to milk-products, edible oils and certain other food stuffs. Class 30 relates to coffee, tea and others. Class 31 relates to meat, fruit and vegetables and other foodstuffs. Class 32 relates to beverages. Class 33 relates to alcoholic beverages and others. Class 34 relates to smoking accessories and others. Class 35 relates to import and export agencies and others. Class 36 relates to financial management, fund investment and others. Class 37 relates to construction and interior designing and others. Class 38 relates to telegraphic and satellite transmission. Class 39 relates to transportation, shipping agency and others. Class 40 relates to film development, water and air purifiers and others. Class 41 relates to education and sports equipment and others. Class 42 relates to geological exploration, safety consultation and others.

On 5 September 2006, our Company and ChinaCoal Group entered into a trademarks license framework agreement. Pursuant to this agreement, ChinaCoal Group agreed to grant to our Company a non-exclusive licence to use the following trademarks which are registered or being applied for by ChinaCoal Group (other than our Company) in the PRC, Japan, Korea and Hong Kong. Details of this agreement are set out in the section headed "Connected Transactions — Exempt Continuing Connected Transactions".

	Trademark[1]	Class[2]	Place of Registration/ Applicant	Registration/ Applicant Number	Valid Period/Date of Applicant	Status
1	門大 (Stylized and device)	4	PRC	1032391	21 June 1997-20 June 2007	Registered
2	馬蘭 (Stylized and device)	4	PRC	1032390	21 June 1997-20 June 2007	Registered
3	蔣莊 (Stylized and device)	4	PRC	1026497	14 June 1997-13 June 2007	Registered
4	興隆莊 (Stylized and device)	4	PRC	1026498	14 June 1997-13 June 2007	Registered
5	朱仙莊 (Stylized and device)	4	PRC	1026500	14 June 1997-13 June 2007	Registered
6	霍縣 (Stylized and device)	4	PRC	1050328	14 July 1997-13 July 2007	Registered
7	東龐 (Stylized and device)	4	PRC	1032379	21 June 1997-20 June 2007	Registered
8	協莊	4	PRC	1032380	21 June 1997-20 June 2007	Registered
9	南屯 (Stylized and device)	4	PRC	1032381	21 June 1997-20 June 2007	Registered
10	西曲 (Stylized and device)	4	PRC	1032382	21 June 1997-20 June 2007	Registered
11	鮑店 (Stylized and device)	4	PRC	1032384	21 June 1997-20 June 2007	Registered
12	柴里 (Stylized and device)	4	PRC	1032385	21 June 1997-20 June 2007	Registered
13	田陳 (Stylized and device)	4	PRC	1032386	21 June 1997-20 June 2007	Registered

	Trademark[1]	Class[2]	Place of Registration/ Applicant	Registration/ Applicant Number	Valid Period/Date of Applicant	Status
14	臨涣 (Stylized and device)	4	PRC	1032378	21 June 1997-20 June 2007	Registered
15	蘆苓 (Stylized and device)	4	PRC	1032387	21 June 1997-20 June 2007	Registered
16	鎮城底 (Stylized and device)	4	PRC	1032389	21 June 1997-20 June 2007	Registered
17	中煤 (Stylized and device)	1	PRC	4333037	28 October 2004	Application accepted
18	中煤 (Stylized and device)	2	PRC	4333078	28 October 2004	Application accepted
19	中煤 (Stylized and device)	3	PRC	4333077	28 October 2004	Application accepted
20	中煤 (Stylized and device)	4	PRC	4333076	28 October 2004	Application accepted
21	中煤 (Stylized and device)	5	PRC	4333079	28 October 2004	Application accepted
22	中煤 (Stylized and device)	6	PRC	4333048	28 October 2004	Application accepted
23	中煤 (Stylized and device)	7	PRC	4333047	28 October 2004	Application accepted
24	中煤 (Stylized and device)	8	PRC	4333046	28 October 2004	Application accepted
25	中煤 (Stylized and device)	9	PRC	4333036	28 October 2004	Application accepted
26	中煤 (Stylized and device)	10	PRC	4333057	28 October 2004	Application accepted
27	中煤 (Stylized and device)	11	PRC	4333038	28 October 2004	Application accepted

	Trademark[1]	Class[2]	Place of Registration/ Applicant	Registration/ Applicant Number	Valid Period/Date of Applicant	Status
28	中煤 (Stylized and device)	12	PRC	4333039	28 October 2004	Application accepted
29	中煤 (Stylized and device)	13	PRC	4333058	28 June 2006 — 27 June 2016	Registered
30	中煤 (Stylized and device)	15	PRC	4333060	28 October 2004	Application accepted
31	中煤 (Stylized and device)	16	PRC	4333041	28 October 2004	Application accepted
32	中煤 (Stylized and device)	17	PRC	4333061	28 October 2004	Application accepted
33	中煤 (Stylized and device)	18	PRC	4333062	28 October 2004	Application accepted
34	中煤 (Stylized and device)	19	PRC	4333034	28 October 2004	Application accepted
35	中煤 (Stylized and device)	20	PRC	4333042	28 October 2004	Application accepted
36	中煤 (Stylized and device)	21	PRC	4333043	28 October 2004	Application accepted
37	中煤 (Stylized and device)	22	PRC	4333063	28 October 2004	Application accepted
38	中煤 (Stylized and device)	23	PRC	4333064	28 October 2004	Application accepted
39	中煤 (Stylized and device)	24	PRC	4333053	28 October 2004	Application accepted
40	中煤 (Stylized and device)	25	PRC	4333054	28 October 2004	Application accepted
41	中煤 (Stylized and device)	26	PRC	4333055	28 October 2004	Application accepted

	Trademark[1]	Class[2]	Place of Registration/ Applicant	Registration/ Applicant Number	Valid Period/Date of Applicant	Status
42	中煤 (Stylized and device)	27	PRC	4333056	28 October 2004	Application accepted
43	中煤 (Stylized and device)	28	PRC	4333044	28 October 2004	Application accepted
44	中煤 (Stylized and device)	29	PRC	4333045	28 October 2004	Application accepted
45	中煤 (Stylized and device)	30	PRC	4333052	28 October 2004	Application accepted
46	中煤 (Stylized and device)	31	PRC	4333066	28 October 2004	Application accepted
47	中煤 (Stylized and device)	32	PRC	4333065	28 October 2004	Application accepted
48	中煤 (Stylized and device)	33	PRC	4333068	28 October 2004	Application accepted
49	中煤 (Stylized and device)	34	PRC	4333067	28 October 2004	Application accepted
50	中煤 (Stylized and device)	35	PRC	4333071	28 October 2004	Application accepted
51	中煤 (Stylized and device)	36	PRC	4333070	28 October 2004	Application accepted
52	中煤 (Stylized and device)	37	PRC	4333051	28 October 2004	Application accepted
53	中煤 (Stylized and device)	38	PRC	4333069	28 October 2004	Application accepted
54	中煤 (Stylized and device)	39	PRC	4333040	28 October 2004	Application accepted
55	中煤 (Stylized and device)	40	PRC	4333049	28 October 2004	Application accepted

	Trademark[1]	Class[2]	Place of Registration/ Applicant	Registration/ Applicant Number	Valid Period/Date of Applicant	Status
56	中煤 (Stylized and device)	41	PRC	4333072	28 October 2004	Application accepted
57	中煤 (Stylized and device)	42	PRC	4333050	28 October 2004	Application accepted
58	中煤 (Stylized and device)	44	PRC	4333074	28 October 2004	Application accepted
59	中煤 (Stylized and device)	45	PRC	4333073	28 October 2004	Application accepted
60	YULIN (Device + trademark)	4	Japan	4089864	5 December 1997-5 December 2007	Registered
61	KAILUAN (Device + trademark)	4	Japan	4089865	5 December 1997-5 December 2007	Registered
62	DAANSHAN (Device + trademark)	4	Japan	4089866	5 December 1997-5 December 2007	Registered
63	XIQU (Device + trademark)	4	Japan	4089867	5 December 1997-5 December 2007	Registered
64	PINGSHUO (Device + trademark)	4	Japan	4089868	5 December 1997-5 December 2007	Registered
65	MALAN (Device + trademark)	4	Japan	4089869	5 December 1997-5 December 2007	Registered
66	DATONG (Device + trademark) ...	4	Japan	4089870	5 December 1997-5 December 2007	Registered
67	SHUANGYASHAN (Device + trademark)	4	Japan	4089871	5 December 1997-5 December 2007	Registered
68	HUANGLING (Device + trademark)	4	Japan	4089872	5 December 1997-5 December 2007	Registered
69	ZAOZHUANG (Device + trademark)	4	Japan	4089873	5 December 1997-5 December 2007	Registered

	Trademark[1]	Class[2]	Place of Registration/ Applicant	Registration/ Applicant Number	Valid Period/Date of Applicant	Status
70	PINGDINGSHAN (Device + trademark)	4	Japan	4089874	5 December 1997-5 December 2007	Registered
71	HEBI (Device + trademark)	4	Japan	4089875	5 December 1997-5 December 2007	Registered
72	HUAIBEI (Device + trademark)	4	Japan	4089876	5 December 1997-5 December 2007	Registered
73	WULAN (Device + trademark)	4	Japan	4089877	5 December 1997-5 December 2007	Registered
74	DONGPANG (Device + trademark)	4	Japan	4089878	5 December 1997-5 December 2007	Registered
75	ZHUXIANXHUANG (Device + trademark)	4	Japan	4089879	5 December 1997-5 December 2007	Registered
76	ZHENCHENGDI (Device + trademark)	4	Japan	4089880	5 December 1997-5 December 2007	Registered
77	XIEZHUANG (Device + trademark)	4	Japan	4089881	5 December 1997-5 December 2007	Registered
78	TAIXI (Device + trademark)	4	Japan	4089882	5 December 1997-5 December 2007	Registered
79	HEGANG (Device + trademark)	4	Japan	4089883	5 December 1997-5 December 2007	Registered
80	SHENMU (Device + trademark)	4	Japan	4089884	5 December 1997-5 December 2007	Registered
81	DONGTAN (Device + trademark))	4	Japan	4089885	5 December 1997-5 December 2007	Registered
82	JIANGZHUNANG (Device + trademark)	4	Japan	4089886	5 December 1997-5 December 2007	Registered

	Trademark[1]	Class[2]	Place of Registration/ Applicant	Registration/ Applicant Number	Valid Period/Date of Applicant	Status
83	JIAOZUO (Device + trademark) ...	4	Japan	4089887	5 December 1997-5 December 2007	Registered
84	XINGLONGZHUANG (Device + trademark) ...	4	Japan	4089888	5 December 1997-5 December 2007	Registered
85	NANTUN (Device + trademark) ...	4	Japan	4089889	5 December 1997-5 December 2007	Registered
86	CHANGGOUYU (Device + trademark) ...	4	Japan	4089890	5 December 1997-5 December 2007	Registered
87	BAODIAN (Device + trademark) ..	4	Japan	4089891	5 December 1997-5 December 2007	Registered
88	QITAIHE (Device + trademark) ...	40	Korea	381487	10 November 1997-10 November 2007	Registered
89	MENDA (Device + trademark)	40	Korea	381488	10 November 1997-10 November 2007	Registered
90	DAANSHAN (Device + trademark)	40	Korea	381489	10 November 1997-10 November 2007	Registered
91	CHANGGOUYU (Device + trademark) ...	40	Korea	381490	10 November 1997-10 November 2007	Registered
92	JIAOZUO (Device + trademark) ...	40	Korea	381491	10 November 1997-10 November 2007	Registered
93	TAIXI (Device + trademark)	40	Korea	381492	10 November 1997-10 November 2007	Registered
94	HEGANG (Device + trademark) ...	40	Korea	381493	10 November 1997-10 November 2007	Registered
95	KAILUAN (Device + trademark) ..	40	Korea	381494	10 November 1997-10 November 2007	Registered
96	DONGPANG (Device + trademark)	40	Korea	381495	10 November 1997-10 November 2007	Registered

	Trademark[1]	Class[2]	Place of Registration/ Applicant	Registration/ Applicant Number	Valid Period/Date of Applicant	Status
97	PINGDINGSHAN (Device + trademark)	40	Korea	381496	10 November 1997-10 November 2007	Registered
98	HEBI (Device + trademark)	40	Korea	381497	10 November 1997-10 November 2007	Registered
99	SHUANGYASHAN (Device + trademark)	40	Korea	381498	10 November 1997-10 November 2007	Registered
100	YULIN (Device + trademark)	40	Korea	381499	10 November 1997-10 November 2007	Registered
101	WULAN (Device + trademark)	40	Korea	381500	10 November 1997-10 November 2007	Registered
102	HUANGLING (Device + trademark)	40	Korea	381501	10 November 1997-10 November 2007	Registered
103	SHENMU (Device + trademark)	40	Korea	381502	10 November 1997-10 November 2007	Registered
104	JIANGZHUANG (Device + trademark)	40	Korea	381503	10 November 1997-10 November 2007	Registered
105	XIEZHUANG (Device + trademark)	40	Korea	381504	10 November 1997-10 November 2007	Registered
106	DONGTAN (Device + trademark)	40	Korea	381505	10 November 1997-10 November 2007	Registered
107	XINGLONGZHUANG (Device + trademark)	40	Korea	381506	10 November 1997-10 November 2007	Registered
108	NANTUN (Device + trademark)	40	Korea	381507	10 November 1997-10 November 2007	Registered
109	PINGSHUO (Device + trademark)	40	Korea	381508	10 November 1997-10 November 2007	Registered

	Trademark[1]	Class[2]	Place of Registration/ Applicant	Registration/ Applicant Number	Valid Period/Date of Applicant	Status
110	BAODIAN (Device + trademark) ..	40	Korea	381509	10 November 1997-10 November 2007	Registered
111	DATONG (Device + trademark) ...	40	Korea	381510	10 November 1997-10 November 2007	Registered
112	Device + DATONG..............	4	Hong Kong	300489862	6 September 2005-5 September 2015	Registered
113	Device + PINGSHUO	4	Hong Kong	300489871	6 September 2005-5 September 2015	Registered
114	Device + SHENMU	4	Hong Kong	300489880	6 September 2005-5 September 2015	Registered
115	Device + YULIN	4	Hong Kong	300489853	6 September 2005-5 September 2015	Registered

(1) All of the trademarks, the registry owner of the trademarks from No. 1 to No. 16 and No. 60 to No. 111 is ChinaCoal's predecessor, China National Coal Industry Imp. & Exp. Group Corp. ChinaCoal Group is in the process of applying for the change of the registry owner of the relevant trademarks; the registry owner of the trademarks from No. 17 to No. 61 is ChinaCoal Group.

(2) Class 1 relates to silicon, sulphur, industrial chemicals and others. Class 2 relates to food coloring, dyes, paint and others. Class 3 relates to spices, cleaning agents and others. Class 4 relates to lubricants and fuels and others. Class 5 relates to medical and dental materials and bandages. Class 6 relates to railway materials, dyeing machines and other forms of machinery. Class 8 relates to agricultural tools, gardening equipment and others. Class 9 relates to photocopiers, televisions, radiographic machines and others. Class 10 relates to surgical and dental equipment and others. Class 11 relates to air conditioners. Class 12 relates to cars and other vehicles. Class 13 relates to explosive materials, firework and others. Class 14 relates to gems, watches, jewellery and others. Class 15 relates to musical instruments. Class 16 relates to maps, books, painting materials and others. Class 17 relates to rubber and insulating materials etc. class 18 relates to bags, umbrellas, belts and others. Class 19 relates to clay, cement, construction glass. Class 20 relates to non-metallic goods. Class 21 relates to cosmetics and others. Class 22 relates to netting, fabric and others. Class 23 relates to rayon, textiles, etc. class 24 relates to sanitation gloves and others. Class 25 relates to swimwear, hats, socks and others. Class 26 relates to fashion wear, lace and other fashion materials. Class 27 relates to wallpaper. Non- textile ornament, etc. class 28 relates to chess, ice skating. Class 29 relates to milk-products, edible oils and certain other food stuffs. Class 30 relates to coffee, tea and others. Class 31 relates to meat, fruit and vegetables and other foodstuffs. Class 32 relates to beverages. Class 33 relates to alcoholic beverages and others. Class 34 relates to smoking accessories and others. Class 35 relates to import and export agencies and others. Class 36 relates to financial management, fund investment and others. Class 37 relates to construction and interior designing and others. Class 38 relates to telegraphic and satellite transmission. Class 39 relates to transportation, shipping agency and others. Class 40 relates to film development, water and air purifiers and others. Class 41 relates to education and sports equipment and others. Class 42 relates to geological exploration, safety consultation and others.

Patents

As of the Latest Practicable Date, our Company has registered the following patents in the PRC which are material to our business:

	Patent	Certificate No.	Effective Date	Application Date	Expiry Date	Registered Owner	Type of Patent
1	Overall Model Forging Track	ZL02285155.0	17 December 2003	11 November 2002	11 November 2012	Zhangjiakou Coal Mining Machinery Co., Ltd. (張家口煤礦機械有限公司)	new utility type
2	Universal Assembly Grippers for Casting Central Slots	ZL02285153.4	24 December 2003	11 November 2002	11 November 2012	Zhangjiakou Coal Mining Machinery Co., Ltd. (張家口煤礦機械有限公司)	new utility type
3	Retractable Head of Sweep Conveyer	ZL02285154.2	4 February 2004	11 November 2002	11 November 2012	Zhangjiakou Coal Mining Machinery Co., Ltd. (張家口煤礦機械有限公司)	new utility type
4	Prepositional Retractable Head of Same-Directional Groove Transferor	ZL03240686.X	18 August 2004	20 March 2003	20 March 2013	Zhangjiakou Coal Mining Machinery Co., Ltd. (張家口煤礦機械有限公司)	new utility type
5	Gear-Driven Double-Roller Crusher	ZL03240685.1	22 September 2004	20 March 2003	20 March 2013	Zhangjiakou Coal Mining Machinery Co., Ltd. (張家口煤礦機械有限公司)	new utility type
6	Conical Tilted-plat Sedimentation Pond	ZL98217081.5	9 October 1999	16 July 1998	16 July 2008	Handan Design & Research Institute of the Ministry of Coal Industry (煤炭工業部邯鄲設計研究院)	new utility type
7	Method of Clarifying Mine Well Water in a Well	ZL97112011.0	3 October 2001	14 May 1997	14 May 2017	Handan Design & Research Institute of the Ministry of Coal Industry (煤炭工業部邯鄲設計研究院)	invention patent
8	Electrically-Driven Anti-Leakage Garage Gate	ZL200420057461.4	30 November 2005	29 November 2004	28 November 2014	Handan Design & Research Institute of the Ministry of Coal Industry (煤炭工業部邯鄲設計研究院)	new utility type
9	Coal Refining Installation	ZL01273073.4	27 December 2002	28 December 2001	27 December 2011	Shanghai Datun Energy Resources Co., Ltd. (上海大屯能源股份有限公司)	new utility type

	Patent	Certificate No.	Effective Date	Application Date	Expiry Date	Registered Owner	Type of Patent
10	Arched Rack with Low Curvature	ZL02258269.X	22 October 2003	6 November 2002	5 November 2012	Shanghai Datun Energy Resources Co., Ltd. (上海大屯能源股份有限公司)	new utility type
11	Wind Direction Surveillance Device of Mine Pit Ventilator	ZL02287695.2	21 January 2004	18 December 2002	17 December 2012	Shanghai Datun Energy Resources Co., Ltd. (上海大屯能源股份有限公司)	new utility type
12	Tilted-Lane Overhead Safety Protection Device for Workers and Vehicles	ZL200320120512.9	5 November 2003	12 January 2002	4 November 2013	Shanghai Datun Energy Resources Co., Ltd. (上海大屯能源股份有限公司)	new utility type
13	Anti-Dislocation Device of Mining Vehicles	ZL200420079169.2	11 January 2006	31 August 2004	10 January 2016	Shanghai Datun Energy Resources Co., Ltd. (上海大屯能源股份有限公司)	new utility type
14	Automatic Restoring Mechanical Shutting Mining Vehicle Lock	ZL200420079167.3	14 September 2005	31 August 2004	13 September 2015	Shanghai Datun Energy Resources Co., Ltd. (上海大屯能源股份有限公司)	new utility type
15	Composite On-Track String Holding Device	ZL200420079170.5	14 September 2005	31 August 2004	13 September 2015	Shanghai Datun Energy Resources Co., Ltd. (上海大屯能源股份有限公司)	new utility type
16	Platform Control Device of Industrial Television Monitoring System	ZL200520039688.0	22 March 2006	21 March 2005	21 March 2016	Shanghai Datun Energy Resources Co., Ltd. (上海大屯能源股份有限公司)	new utility type
17	Universal Hydraulic Machine for Dismantling Studs of Racks	ZL02264031.2	12 November 2003	27 August 2002	11 November 2013	Shanghai Datun Energy Resources Co., Ltd. (上海大屯能源股份有限公司)	new utility type
18	Specialized Automatic Feeding Reamer	ZL200420079168.8	11 January 2006	31 August 2004	11 January 2016	Shanghai Datun Energy Resources Co., Ltd. (上海大屯能源股份有限公司)	new utility type
19	Composite Atomizing Vibrating Self-Activating Smoke and Dust-Removing Desulfuration Device	ZL01244698.X	22 May 2002	9 July 2001	21 May 2012	Shanghai Datun Energy Resources Co., Ltd. (上海大屯能源股份有限公司)	new utility type
20	Automatic Hydraulic Recycled Cleaning Machine	ZL01244697.1	22 May 2002	9 July 2001	21 May 2012	Shanghai Datun Energy Resources Co., Ltd. (上海大屯能源股份有限公司)	new utility type

	Patent	Certificate No.	Effective Date	Application Date	Expiry Date	Registered Owner	Type of Patent
21	Heat Dissipation Device of an Insulated Tube of a Mining Converter	ZL01245031.8	22 May 2002	24 July 2001	21 May 2012	Shanghai Datun Energy Resources Co., Ltd. (上海大屯能源股份有限公司)	new utility type

As of the Latest Practicable Date, our Company has filed applications for the following patents in the PRC which are or may be material to our business:

	Patent	Application Date	Application No.	Registered Owner	Type
1	Guniting Valve	17 April 2006	200620012429.3	Beijing Coal Mining Machinery Factory (北京煤礦機械廠)	new utility type
2	Change Valve	17 April 2006	200620012428.9	Beijing Coal Mining Machinery Factory (北京煤礦機械廠)	new utility type
3	Safety Valve	17 April 2006	200620012430.6	Beijing Coal Mining Machinery Factory (北京煤礦機械廠)	new utility type
4	One-Way Hydraulic Valve	17 April 2006	200620012431.0	Beijing Coal Mining Machinery Factory (北京煤礦機械廠)	new utility type
5	Filter (1)	17 April 2006	200620012427.4	Beijing Coal Mining Machinery Factory (北京煤礦機械廠)	new utility type
6	Filter (2)	17 April 2006	200620012426.X	Beijing Coal Mining Machinery Factory (北京煤礦機械廠)	new utility type
7	Manual Guiding Control Valve	29 November 2005	200520141942.8	Beijing Coal Mining Machinery Factory (北京煤礦機械廠)	new utility type
8	The Technology and Device Using the Method of Clay to Prevent Automatic and Natural Fix-Quantity Reinforcement of Coal	3 September 2003	03152963.1	Shanghai Datun Energy Resources Co., Ltd. (上海大屯能源股份有限公司)	invention patent
9	Remote-Control Track Moving Device for Mining Vehicles	20 January 2005	200520068531.0	Shanghai Datun Energy Resources Co., Ltd. (上海大屯能源股份有限公司)	new utility type
10	Sweep Conveyor Cooler	22 March 2005	200520040294.7	Shanghai Datun Energy Resources Co., Ltd. (上海大屯能源股份有限公司)	new utility type
11	Hydraulic Mining Machine with Remote Control and Wireless Device	22 March 2005	200520040296.6	Shanghai Datun Energy Resources Co., Ltd. (上海大屯能源股份有限公司)	new utility type
12	Automatic Mining Emulsifier Allocation Device	22 March 2005	200520040295.1	Shanghai Datun Energy Resources Co., Ltd. (上海大屯能源股份有限公司)	new utility type
13	Gear Preventing Movement of Mining Machine and Anti-Movement System	25 April 2006	200620041293.9	Shanghai Datun Energy Resources Co., Ltd. (上海大屯能源股份有限公司)	new utility type
14	Water Recycling Utilizing Device	25 April 2006	200620041292.4	Shanghai Datun Energy Resources Co., Ltd. (上海大屯能源股份有限公司)	new utility type
15	Portable Electrical Switchboard	30 March 2006	200620040638.9	Shanghai Datun Energy Resources Co., Ltd. (上海大屯能源股份有限公司)	new utility type
16	Surveillance System for Under Mine Production Safety	30 March 2006	200620040637.4	Shanghai Datun Energy Resources Co., Ltd. (上海大屯能源股份有限公司)	new utility type

FURTHER INFORMATION ABOUT OUR DIRECTORS, SUPERVISORS, PROMOTER AND SUBSTANTIAL SHAREHOLDERS

Our Directors' and Supervisors' Service Contracts

Each of our executive Directors and Supervisors has entered into a service agreement with our Company. Principal particulars of these agreements are summarized below.

(a) Each service agreement is for an initial term of three years commencing on 29 November 2006 (subject to termination in certain circumstances as stipulated in the relevant agreement). Under each agreement, either party may terminate the agreement at any time by giving to the other not less than one (1) month's prior written notice.

(b) Under the current arrangements, the aggregate remuneration payable to the Directors shall be approved by shareholders' meeting from time to time. In addition, each of our executive Directors is entitled to social and welfare benefits provided under the relevant PRC laws and regulations (including, but not limited to, housing, food and childcare subsidy).

(c) Each of our executive Directors shall abstain from voting and not be counted in the quorum in respect of any resolution of the Board regarding the amount of annual salary or management bonus payable to him.

Our Directors' and Supervisors' Remuneration

The aggregate amounts of remuneration paid and benefits in kind granted to our Directors and our Supervisors in respect of the financial year ended 31 December 2003, 2004 and 2005 (being our last completed financial year) were approximately RMB1.24 million, RMB1.88 million and RMB 2.84 million, respectively. Save as disclosed under Note 31 to the Accountants' Report as included in Appendix I to this Prospectus, no Director or Supervisor received other remuneration or benefits in kind from our Company in respect of the three financial years ended 31 December 2005.

Under the existing arrangements currently in force, the aggregate amounts of remuneration payable to, and benefits in kind receivable by, our Directors and Supervisors from our Company in respect of the financial year ending 31 December 2006 are estimated to be approximately RMB2.54 million and RMB1.15 million, respectively.

Our Directors' and Supervisors' Interests and Short Positions

As disclosed in "Substantial Shareholder", none of our Directors and Supervisors is a legal or beneficial owner of any of our Shares.

Immediately following completion of the Global Offering, none of our Directors and Supervisors will have any interest or short position in our Shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which (i) will have to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or (ii) will be required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) will be required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as contained in Appendix 10 to the Hong Kong Listing Rules, in each case once our H Shares are listed on the Hong Kong Stock Exchange. For this purpose, the relevant regulatory provisions as mentioned above shall be deemed to apply to our Supervisors to the same extent as they apply to our Directors.

Our sole Promoter

As mentioned above, ChinaCoal Group is our sole Promoter. Save as disclosed in this Prospectus, no cash, securities or other benefit has been paid, allotted or given within the two years immediately preceding the date of this Prospectus, or is proposed to be paid, allotted or given, to ChinaCoal Group as our sole Promoter in connection with the Global Offering or the related transactions described in this Prospectus.

Our Substantial Shareholder — Disclosure of Interests

Immediately following completion of the Global Offering, so far as our Directors are aware (and taking no account of H Shares which may be taken up pursuant to the Global Offering and H Shares which may be issued pursuant to the exercise of the Over-allotment Option), the persons who will have interests or short positions in our Shares and underlying Shares which would fall to be disclosed to our Company under the provisions of Divisions 2 and 3 of Part XV of the SFO once our H Shares are listed, or who will be, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of our Company are set out in the section headed "Substantial Shareholder" of this prospectus.

Save as disclosed herein, but not taking into account any H Shares which may be taken up under the Global Offering, our Directors are not aware of any legal person or individual (not being a Director or chief executive of our Company) who will, immediately following the completion of the Global Offering, have any interest or short position in our Shares or underlying Shares which would fall to be disclosed to us under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance, or be directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Company.

Disclaimers

Save as disclosed in this Prospectus:

(a) none of our Directors or Supervisors is interested in our promotion, or in any assets which have been, within the two years immediately preceding the date of this Prospectus, acquired or disposed of by or leased to, our Company, or are proposed to be acquired or disposed of by or leased to our Company;

(b) none of our Directors or Supervisors is materially interested in any contract or arrangement subsisting at the date of this Prospectus which is significant in relation to our business;

(c) none of our Directors or Supervisors is a director or employee of ChinaCoal Group, being a company which is expected to have an interest in our Shares falling to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO once our H Shares are listed on the Hong Kong Stock Exchange;

(d) as of the Latest Practicable Date, none of our Directors, Supervisors, their respective Associates or our sole shareholder, ChinaCoal Group, had any interest in any of our top five suppliers and top five customers in respect of each of our business segments.

OTHER INFORMATION

Estate Duty and Tax Indemnity

Our Directors have been advised by Jia Yuan Law Firm, our legal advisers as to PRC law, that currently there is no PRC law imposing liability for estate duty and that no material liability for estate duty under PRC law is likely to be imposed on our Company.

Pursuant to the Restructuring Agreement, ChinaCoal Group has given indemnities in connection with or arising from, among others, (i) all taxes payable in respect of the transferred assets on or before the effective date of the Restructuring; and (ii) all taxes not provided for by any tax provisions in the audited financial reports that are payable in respect of the transferred assets arising prior to 22 August 2006, the date of establishment of the Company.

Litigation

Save as disclosed in "Business — Legal Proceedings", as of the Latest Practicable Date, our Company was not involved in any other litigation of material importance, and no litigation or claim of material importance was known to our Directors to be pending or threatened against our Company that would have an effect on our Company's results of operations or financial condition.

No Material Adverse Change

Our Directors confirm that there has been no material adverse change in our Company's financial or trading position since 30 June 2006.

Preliminary Expenses

The estimated preliminary expenses incurred or proposed to be incurred are approximately RMB100 million and are payable by our Company.

Joint Sponsors

Each of our Joint Sponsors, namely, China International Capital Corporation (Hong Kong) Limited, Citigroup Global Markets Asia Limited and Morgan Stanley Dean Witter Asia Limited, is independent from our Company pursuant to Rule 3A.07 of the Hong Kong Listing Rules.

The Joint Sponsors have made an application on our behalf to the Listing Committee of the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Offer Shares, including any Offer Shares which may be issued pursuant to the exercise of the Over-allotment Option. All necessary arrangements have been made for the H Shares to be admitted into CCASS.

Joint Compliance Advisers

We have agreed to appoint CICC (HK) and Citigroup, to be our Joint Compliance Advisers upon listing in compliance with Rules 3A.19 and 19A.05 of the Hong Kong Listing Rules. We will enter into a compliance advisers' agreement with the Joint Compliance Advisers prior to the listing date, the material terms of which are as follows:

1. we will appoint CICC (HK) and Citigroup, as our Joint Compliance Advisers for the purpose of Rules 3A.19 and 19A.05 of the Hong Kong Listing Rules for a period commencing on the date of listing of our H Shares on the Hong Kong Stock Exchange and ending on the date on which we comply with Rule 13.46 of the Hong Kong Listing Rules in respect of our financial results for the financial year ending 31 December 2007, or until the agreement is terminated, whichever is earlier;
2. the Joint Compliance Advisers will provide us with services, including providing us with proper guidance and advice as to compliance with the requirements under the Hong Kong Listing Rules and applicable laws, rules, codes and guidelines and to provide advice to our Company on the continuing requirements under the Hong Kong Listing Rules and applicable laws and regulations;
3. the Joint Compliance Advisers will, as soon as reasonably practicable, inform us of any amendment or supplement to the Hong Kong Listing Rules announced by the Hong Kong Stock

Exchange from time to time, and of any amendment or supplement to the applicable laws and guidelines;

4. the Joint Compliance Advisers will act as our principal channel of communication with the Hong Kong Stock Exchange;
5. we will agree to indemnify the Joint Compliance Advisers for certain actions against and losses incurred by the Joint Compliance Advisers arising out of or in connection with the performance by the Joint Compliance Advisers of their duties under the agreement, or any material breach by us of the provisions of the agreement, provided that the indemnity will not apply to any action or loss which is finally judicially determined to have been caused by the willful default, fraud or gross negligence on the part of the Joint Compliance Advisers; and
6. we may terminate the appointment of a joint compliance adviser if such joint compliance adviser's work is of an unacceptable standard or if there is a material dispute over fees payable to the joint compliance adviser (which cannot be resolved within 30 days); the Joint Compliance Advisers will have the right to terminate their appointment if we committed a breach of the agreement, or by service of three months' written notice to us.

Experts

The qualifications of the experts who have given opinions in this Prospectus are as follows:

Name *(in alphabetical order)*	Qualification
China International Capital Corporation (Hong Kong) Limited	Licensed under the Securities and Futures Ordinance for type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) as defined under the Securities and Futures Ordinance
Citigroup Global Markets Asia Limited	Licensed under the Securities and Futures Ordinance for type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) as defined under the Securities and Futures Ordinance
Morgan Stanley Dean Witter Asia Limited	Licensed under the Securities and Futures Ordinance for type 1 (dealing in securities), type 4 (advising on securities), and type 6 (advising on corporate finance) as defined under the Securities and Futures Ordinance
Jia Yuan Law Firm	Registered law firm in the PRC
PricewaterhouseCoopers	Certified Public Accountants
Savills Valuation and Professional Services Limited	Chartered Surveyors and Valuer
Steffen, Robertson and Kirsten (Australiasia) Pty Ltd trading as SRK Consulting	Mining engineering consultants

Save as disclosed in this Prospectus or in connection with the Underwriting Agreements, none of these experts has any shareholding in our Company or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in our Company.

Save as disclosed in this Prospectus, none of the experts named above is interested in our promotion, or in any assets which have been, within the two years immediately preceding the date of this Prospectus, acquired or disposed of by or leased to, our Company, or are proposed to be acquired or disposed of by or leased to our Company.

The Joint Sponsors, Jia Yuan Law Firm (as our legal advisers as to PRC law), PricewaterhouseCoopers (as our independent reporting accountants), Savills Valuation and Professional Services Limited (as our independent property valuer) and Steffen, Robertson and Kirsten (Australiasia) Pty Ltd trading as SRK Consulting (as our independent technical consultant) have given and have not withdrawn their respective written consent to the issue of this Prospectus with the inclusion of their respective report(s), valuation certificate(s), letter(s) and/or opinion(s) and summaries of opinion(s) (as the case may be) and the references to their names included herein, all in the form and context in which they respectively appear.

Role of Financial Adviser

The financial adviser advises generally on the Reorganisation, management structure and human resources of our Company, assisting our Company in communicating with the PRC central government in obtaining PRC central government's approvals for the Reorganisation and the Global Offering and in identifying the parties involved in the Global Offering.

Exemptions from the Companies Ordinance provisions and the parallel rules under the Hong Kong Listing Rules

We have applied to the Hong Kong Stock Exchange for a waiver from strict compliance with:

(a) Rules 5.01, 5.06(1) and 5.06(3) of the Hong Kong Listing Rules, which require the particulars of each property to be disclosed in a valuation report on an individual basis;

(b) Rule 19A.27(4) of the Hong Kong Listing Rules relating to preparation of a certified English translation of a valuation report; and

(c) paragraph 3(a) of Practice Note 16 of the Hong Kong Listing Rules relating to the inclusion of a full valuation report in the Prospectus in respect of the properties legally and beneficially owned by us.

We have also applied for an exemption from the SFC from strict compliance with paragraph 34(2) of the Third Schedule to the Companies Ordinance relating to the disclosure of certain particulars of our properties in the valuation report on the grounds that it would not be practical and would be unduly burdensome for us to include a fully-compliant valuation report in this Prospectus and the inclusion of such detailed information would be irrelevant to potential investors as we are not a property company and would not be material to a potential investor's investment decision. The SFC has granted us a waiver pursuant to section 342A(1) of the Companies Ordinance.

The Hong Kong Stock Exchange has also granted us a waiver in respect of the preparation of an English translation of the valuation report since it would be unduly burdensome to prepare an English translation of the report, as substantially all of the properties are located in the PRC and consequently the underlying valuation and title information is in Chinese.

The exemption has been granted by the SFC under section 342(1) of the Companies Ordinance and the waiver has been granted by the Hong Kong Stock Exchange from Rules 5.01, 5.06(1), 5.06(3) and 19A.27(4) and paragraph 3(a) of Practice Note 16 of the Hong Kong Listing Rules, subject to the following conditions:

- a full valuation report in the Chinese language complying with all the applicable requirements of the Hong Kong Listing Rules and paragraph 34(2) of the Third Schedule will be made available for inspection in accordance with "Appendix XI — Documents Delivered to the Registrar of Companies and Available for Inspection";

- the valuer's letter and the valuer's certificate containing a summary valuation of all of our property interests, including particulars of occupancy, market values and the title status thereof, based on the full valuation report, will be included in this Prospectus in the form set out in Appendix V to this Prospectus; and
- this Prospectus must set out particulars of this exemption.

Miscellaneous

Save as disclosed in this Prospectus:

(a) within the two years immediately preceding the date of this Prospectus, our Company has not issued nor agreed to issue any share or loan capital fully or partly paid either for cash or for a consideration other than cash;

(b) no share or loan capital of our Company, if any, is under option or is agreed conditionally or unconditionally to be put under option;

(c) we have not issued any founder or management or deferred shares;

(d) we have no outstanding convertible debt securities or debentures;

(e) within the two years immediately preceding the date of this Prospectus, no commission, discount, brokerage or other special term has been granted in connection with the issue or sale or any capital of our Company;

(f) there is no arrangement under which future dividends are waived or agreed to be waived;

(g) there have been no interruption in our business which may have or have had a significant effect on the financial position in the last 12 months;

(h) no part of our equity or debt securities, if any, is currently listed on or dealt in on any stock exchange or trading system, and no such listing or permission to list on any stock exchange other than the Hong Kong Stock Exchange is currently being or agreed to be sought.

We currently do not intend to apply for the status of a sino-foreign investment joint stock limited company and do not expect to be subject to the PRC Sino-Foreign Joint Venture Law.

Binding Effect

This Prospectus shall have the effect, if an application is made in pursuance hereof, of rendering all persons concerned bound by all the provisions (other than the penal provisions) of sections 44A and 44B of the Companies Ordinance so far as applicable.

Bilingual Prospectus

The English language and Chinese language versions of this Prospectus are being published separately, in reliance upon the exemption provided under section 4 of the Companies Ordinance (Exemption of Companies and Prospectuses from Compliance with Provisions) Notice (Chapter 32L of the Laws of Hong Kong).

1. DOCUMENTS DELIVERED TO THE REGISTRAR OF COMPANIES

The documents attached to the copy of this Prospectus and delivered to the Registrar of Companies in Hong Kong for registration were copies of the WHITE and YELLOW Application Forms, the written consents referred to in Appendix X, the statement of adjustments prepared by PricewaterhouseCoopers referred to in paragraph 2(b) of Appendix XI, and copies of the material contracts referred to under "Our Material Contracts" in Appendix X.

2. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of Baker & McKenzie at 14th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong during normal business hours up to and including 20 December 2006:

(a) the Articles of Association;

(b) the accountants' report prepared by PricewaterhouseCoopers, the text of which is set out in Appendix I, together with the related statement of adjustments;

(c) the report on unaudited pro forma financial information prepared by PricewaterhouseCoopers, the text of which is set out in Appendix II;

(d) the audited accounts of companies comprising the Group for each of the years ended 31 December 2003, 2004 and 2005 and the six months ended 30 June 2006;

(e) the letters relating to the profit forecast of our Company, the texts of which are set out in Appendix III;

(f) the report on unaudited PRC GAAP interim financial information of Shanghai Datun Energy prepared by PricewaterhouseCoopers, the text of which is set out in Appendix IV;

(g) the letter dated 6 December 2006 and valuation certificates relating to our property interests prepared by Savills Valuation and Professional Services Limited, the text of which are set out in Appendix V and the full valuation report of Savills Valuation and Professional Services Limited in Chinese referred to in "Business — Properties" in this Prospectus (in Chinese only);

(h) the report of the independent technical consultant, Steffen Robertson and Kirsten (Australasia) Pty Ltd, which is set out in Appendix VI;

(i) the PRC Company Law, the Special Regulations, the Mandatory Provisions together with unofficial English translation thereof;

(j) the material contracts referred to under "Our Material Contracts" in Appendix X;

(k) the written consents referred to in Appendix X;

(l) the PRC legal opinion issued by Jia Yuan Law Firm, the legal advisors to our Company on PRC law, dated 1 November 2006 confirming that in their opinion, the summary of relevant PRC laws and principal regulatory provisions set out in Appendix VIII is a correct summary of the relevant PRC laws and regulatory provisions; and

(m) the service contracts between the Directors and our Company relating to the terms of appointment of the Directors referred to under "Our Directors' and Supervisors' Service Contracts" in Appendix X.

(This Page Intentionally Left Blank)

Please use this form if you want the Hong Kong Public Offer Shares to be issued in your name 如 閣下欲以本身的名義登記將獲發行的香港公開發售股份，請用本表格

NOTE: Unless defined herein, terms and expressions used in this application form bear the same meanings as defined in the prospectus of China Coal Energy Company Limited dated 6 December, 2006 (the "Prospectus").
附註：除本申請表格所界定者外，本申請表格所用的詞語及措辭具有中國中煤能源股份有限公司於2006年12月6日刊發的招股說明書(「招股說明書」)所界定的涵義。

Staple your payment here
請將股款緊釘在此

The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and Hong Kong Securities Clearing Company Limited ("HKSCC") take no responsibility for the contents of this application form, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of this application form.
香港聯合交易所有限公司(「香港聯交所」)及香港中央結算有限公司(「香港結算」)對本申請表格的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本申請表格全部或任何部分內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

A copy of this application form, together with a copy of the YELLOW application form, the Prospectus and the other documents specified in the paragraph headed "Documents Delivered to the Registrar of Companies" in "Appendix XI – Documents delivered to the Registrar of Companies and available for inspection" in the Prospectus, have been registered by the Registrar of Companies in Hong Kong as required by Section 342C of the Companies Ordinance of Hong Kong. The Securities and Futures Commission of Hong Kong (the "SFC") and the Registrar of Companies in Hong Kong take no responsibility as to the contents of any of these documents.
本申請表格連同黃色申請表格、招股說明書及招股說明書「附錄十一－送呈公司註冊處及備查文件」內「送呈公司註冊處文件」一段所列的其他文件，已遵照香港公司條例第342C條的規定，於香港公司註冊處註冊。香港證券及期貨事務監察委員會(「證監會」)及香港公司註冊處對任何此等文件的內容概不負責。



CHINA COAL ENERGY COMPANY LIMITED*

中國中煤能源股份有限公司

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(於中華人民共和國註冊成立的股份有限公司)

GLOBAL OFFERING

NUMBER OF OFFER SHARES UNDER THE GLOBAL OFFERING :	3,246,374,000 H SHARES (SUBJECT TO THE OVER-ALLOTMENT OPTION)
NUMBER OF HONG KONG PUBLIC OFFER SHARES :	162,320,000 H SHARES (SUBJECT TO ADJUSTMENT)
NUMBER OF INTERNATIONAL OFFER SHARES :	3,084,054,000 H SHARES (SUBJECT TO ADJUSTMENT AND THE OVER-ALLOTMENT OPTION)
MAXIMUM OFFER PRICE :	HK$4.05 PER HONG KONG PUBLIC OFFER SHARE PAYABLE IN FULL ON APPLICATION IN HONG KONG DOLLARS, SUBJECT TO REFUND, PLUS BROKERAGE OF 1%, SFC TRANSACTION LEVY OF 0.004% AND STOCK EXCHANGE TRADING FEE OF 0.005%
NOMINAL VALUE :	RMB1.00 PER SHARE
STOCK CODE :	1898

全球發售

全球發售的發售股份數目：	3,246,374,000股H股(視乎超額配售權而定)
香港公開發售股份數目：	162,320,000股H股(可予調整)
國際發售股份數目：	3,084,054,000股H股(可予調整並視乎超額配售權而定)
最高發售價：	每股香港公開發售股份4.05港元，須於申請時以港元繳足，可予退還，另加1%經紀佣金、0.004%證監會交易徵費及0.005%聯交所交易費
面值：	每股人民幣1.00元
股份代號：	1898

Application Form 申請表格

Applications will be accepted until 12:00 noon on Monday, 11 December, 2006
You must read the conditions and instructions attached to this application form.
To be valid, you must complete all applicable parts of this application form.
Please write clearly.

截止接受申請時間為
2006年12月11日(星期一)中午十二時正
閣下必須細閱本申請表格所附載的條件及指示
本申請表格各適用部分必須全部清楚填妥，方為有效

To: China Coal Energy Company Limited
China International Capital Corporation Limited
China International Capital Corporation (Hong Kong) Limited
Citigroup Global Markets Asia Limited
Morgan Stanley Dean Witter Asia Limited
BOCI Asia Limited
ICEA Capital Limited
Sun Hung Kai International Limited
CCB International Capital Limited
First Shanghai Securities Limited
Guotai Junan Securities (Hong Kong) Limited
Tai Fook Securities Company Limited

I/We:

- **apply** for the number of Hong Kong Public Offer Shares set out below, on the terms and conditions of the Prospectus and this application form, and subject to the Articles of Association;
- **enclose** payment in full for the Hong Kong Public Offer Shares applied for, including 1% brokerage, 0.004% SFC transaction levy and 0.005% Hong Kong Stock Exchange trading fee;
- **undertake** and agree to accept the Hong Kong Public Offer Shares applied for, or any lesser number allocated to me/us on this application;
- **declare** that this is the only application made and the only application intended by me/us to be made whether on a WHITE or YELLOW application form or by giving electronic application instructions to HKSCC, to benefit me/us or the person for whose benefit I am/we are applying;
- **undertake and confirm** that I/we and the person for whose benefit I am/we are applying have not indicated an interest for, applied for or taken up, or received or been placed or allocated (including conditionally and/or provisionally) and will not indicate an interest for, apply for or take up any International Offer Shares under the International Offering nor otherwise participate in the International Offering;
- **understand** that this declaration and representation will be relied upon by the Company, the Joint Global Coordinators and the Joint Lead Managers in deciding whether or not to make any allotment of Hong Kong Public Offer Shares in response to this application;
- **authorise** the Company to place my/our name(s) on the register of members of the Company as the holder(s) of any Hong Kong Public Offer Shares to be allotted to me/us, and (subject to the terms and conditions set out on the pages attached to this Application Form) to send any Hong Kong Public Offer Share certificate(s) and/or any refund cheque(s) by ordinary post at my/our own risk to the address given on this application form except where I/we have applied for 1,000,000 or more Hong Kong Public Offer Shares and have indicated on this application form that I/we wish to collect any share certificate(s) and/or any refund cheque(s) in person in accordance with the procedures prescribed in this application form;
- **request** that any refund cheque(s) be made payable to me or, in the case of joint applicants the first-named of us in this application form;
- **have read** the terms and conditions and application procedures set out on the pages attached to this application form and in the Prospectus and agree to be bound by them;
- **represent, warrant and undertake** that the allotment of or application for the Hong Kong Public Offer Shares to me/us or by me/us or for whose benefit this application is made would not require the Company to comply with any requirements under any law or regulation (whether or not having the force of law) of any territory outside Hong Kong; and
- **agree** that this application, any acceptance of it and the resulting contract, will be governed by and construed in accordance with the laws of Hong Kong.

致：中國中煤能源股份有限公司
中國國際金融有限公司
中國國際金融(香港)有限公司
花旗環球金融亞洲有限公司
摩根士丹利添惠亞洲有限公司
中銀國際亞洲有限公司
工商東亞融資有限公司
新鴻基國際有限公司
建銀國際金融有限公司
第一上海證券有限公司
國泰君安證券(香港)有限公司
大福證券有限公司

本人／吾等：

- 按照招股說明書及本申請表格的條款及條件，並在公司章程所載的各項規限下，申請以下數目的香港公開發售股份；
- 夾附申請香港公開發售股份所需的全數股款(包括1%經紀佣金、0.004%證監會交易徵費及0.005%香港聯交所交易費)；
- 承諾及同意接納本人／吾等於本項申請所申請的香港公開發售股份，或本人／吾等獲配發的任何較少數目的香港公開發售股份；
- 聲明是項認購申請乃為本人／吾等的利益，或本人／吾等所代表人士的利益以白色或黃色申請表格或向香港結算發出電子認購指示所作出及擬作出的唯一認購申請；
- 承諾及確認本人／吾等及本人／吾等為其利益作出申請的人士並無表示有意認購、申請或接納或獲配售或分配(包括有條件及／或暫時性質)，亦不會表示有意認購、申請或接納國際發售項下的任何國際發售股份，亦不會參與國際發售；
- 明白 貴公司、聯席全球協調人及聯席牽頭經辦人將依賴本聲明及陳述，以決定是否就是項認購申請配發任何香港公開發售股份；
- 授權 貴公司將本人／吾等的名稱列入 貴公司股東名冊內，作為任何將配發予本人／吾等的香港公開發售股份的持有人，並(在符合本申請表格隨附各頁所載的條款及條件的情況下)按本申請表格上所示地址以普通郵遞方式寄發任何香港公開發售股份股票及／或任何退款支票，郵誤風險概由本人／吾等承擔(除非本人／吾等已申請1,000,000股或以上香港公開發售股份，並已於本申請表格上表明擬按本申請表格所述程序親自領取任何股票及／或退款支票)；
- 要求發出退款支票以本人或(如屬聯名申請人)本申請表格內吾等中排名首位者為抬頭人；
- 已細閱並同意遵守本申請表格隨附各頁及招股說明書所載的條款、條件及申請手續；
- 聲明、保證及承諾向本人／吾等或由本人／吾等或為其利益而提出本申請的人士的香港公開發售股份的配發或申請不會引致 貴公司須遵從香港以外任何地區的法律或法規的任何規定(不論是否具法律效力)；及
- 同意本申請、任何對申請的接納以及因其而產生的合同，將受香港法律規管及按其詮釋。

Signed by (all) applicant(s) (all joint applicants must sign):
由(所有)申請人簽署(所有聯名申請人必須簽署)：

. . . .

Date: 日期： . . . . / . . . . / . . . .
D 日 M 月 Y 年

For Broker use 此欄供經紀填寫 Lodged by 申請由以下經紀遞交					
Broker No. 經紀號碼					
Broker's Chop 經紀印章					

Warning:

- It is important that you read the terms and conditions and application procedures overleaf.
- Only one application may be made for the benefit of any person on a WHITE or YELLOW Application Form or by way of giving electronic application instructions to HKSCC. Multiple or suspected multiple applications on WHITE and/or YELLOW Application Forms and/or by way of giving electronic application instructions to HKSCC, applications made by one applicant on either a WHITE or YELLOW Application Form or by way of giving electronic application instructions to HKSCC for more than 81,160,000 Hong Kong Public Offer Shares, and applications where cheques or banker's cashier orders are dishonoured upon first presentation will be rejected.
- You may be prosecuted if you make a false declaration.

警告：

- 閣下必須細閱背頁的條款及條件及申請手續。
- 任何人士僅限以白色或黃色申請表格或向香港結算發出電子認購指示以受益人身份作出一次認購申請。以白色及／或黃色申請表格及／或向香港結算發出電子認購指示作出的重複或疑屬重複認購申請，由一位申請人以白色或黃色申請表格或向香港結算發出電子認購指示提出認購超過81,160,000股香港公開發售股份，以及支票或銀行本票於首次過戶時不獲兑現的認購申請，均會被拒絕受理。
- 閣下如作出虛假聲明，可能會遭受檢控。

* *for identification purposes only*
僅供識別

Please use this form if you want the Hong Kong Public Offer Shares to be issued in your name 如 閣下欲以本身的名義登記將獲發行的香港公開發售股份，請用本表格

Number of Hong Kong Public Offer Shares applied for 申請香港公開發售股份股數		Cheque/banker's cashier order number 支票／銀行本票號碼	
Total amount of payment 付款總額	HK$ 港元	Name of bank on which cheque/ banker's cashier order is drawn* 支票／銀行本票的付款銀行名稱*	

- * Cheque and banker's cashier order should be crossed "Account Payee Only" and made payable to "Bank of China (Hong Kong) Nominees Limited – China Coal Energy Public Offer".
- * 支票及銀行本票須以「只准入抬頭人賬戶」方式劃線開出，並須註明抬頭人為「中國銀行（香港）代理人有限公司－中煤股份公開發售」。

To be completed in BLOCK letters in English in ink, except as stated otherwise. Joint applicants should give the address of the first-named applicant only.
除另有說明外，請用英文正楷大寫以墨水筆或原子筆填寫，聯名申請人只須填寫排名首位的申請人地址。

Your name in English 英文姓名／名稱	Family name or company name 姓氏或公司名稱	Forename(s) 名字
Your name in Chinese 中文姓名／名稱	Family name or company name 姓氏或公司名稱	Forename(s) 名字

Your occupation in English 職業（以英文填寫）		Your Hong Kong Identity Card No./ Passport No./Hong Kong Business Registration No.** (Please delete as appropriate) 閣下的香港身份證號碼／護照號碼／香港商業登記證號碼**（請刪除不適用者）	
Names of all other joint applicants in English (if any) 所有其他聯名申請人的英文姓名（如有）	(1)	Hong Kong Identity Card No./ Passport No./ Hong Kong Business Registration No. of all other joint applicants** (Please delete as appropriate) 所有其他聯名申請人的香港身份證號碼／護照號碼／香港商業登記證號碼**（請刪除不適用者）	(1)
	(2)		(2)
	(3)		(3)

Your address in English (joint applicants should give address of first-named applicant only) Only an address in Hong Kong will be accepted 地址（以英文填寫）（聯名申請人只須填寫排名首位申請人的地址）只接受香港地址	
	Telephone No. 電話號碼

For nominees : Please provide an account number or identification code for each (joint) beneficial owner(s).
由代名人遞交：請填寫各（聯名）實益擁有人的賬戶號碼或識別編碼。

If you are a nominee and you do not complete this section, this application will be treated as being made for your benefit. The account number or identification code for each (joint) beneficial owner must be provided.
如 閣下為代名人，而並無填妥本節，則是項認購申請將被視作為 閣下本身利益提出。 閣下必須填寫各（聯名）實益擁有人的賬戶號碼或識別編碼。

** (a) For individuals, you must provide your Hong Kong Identity Card number or passport number. If you hold a Hong Kong Identity Card, please provide your Hong Kong Identity Card number. If you do not hold a Hong Kong Identity Card, please provide your passport number. For a body corporate, please provide your Hong Kong Business Registration number. Such Hong Kong Identity Card number/Passport number/Hong Kong Business Registration Certificate number will be used for checking the validity of application forms and such data would be transferred to a third party for the accomplishment of such purpose. All joint applicants must give (if they are individuals) their Hong Kong Identity Card numbers or, where applicable, passport numbers, or (if they are bodies corporate) their Hong Kong Business Registration Certificate numbers.
如屬個人， 閣下必須填寫香港身份證號碼或護照號碼。如 閣下持有香港身份證，請填寫香港身份證號碼；否則，請填寫護照號碼。如屬法人團體，請填寫香港商業登記證號碼。該等香港身份證號碼／護照號碼／香港商業登記證號碼將用於核實申請表格的有效性，為此，該等資料將轉交予第三方。所有聯名申請人必須提供（如屬個人）其香港身份證號碼或（如適用）護照號碼或（如屬法人團體）其香港商業登記證號碼。

(b) Part of your Hong Kong Identity Card number/passport number or, if you are joint applicants, part of the Hong Kong Identity Card number/passport number of the first-named applicant, provided by you may be printed on your refund cheque (if any). Such data would also be transferred to a third party for refund purpose. Your banker may require verification of your Hong Kong Identity Card number/passport number before encashment of your refund cheque. Inaccurate completion of your Hong Kong Identity Card number/ passport number may lead to delay in encashment of or may invalidate your refund cheque.
閣下所提供的香港身份證號碼／護照號碼的一部分（倘為聯名申請人，名列首位申請人的香港身份證號碼／護照號碼的一部分）可能會列印在 閣下的退款支票（如有）上。為退款目的，該等資料也將轉交予第三方。在兌現 閣下的退款支票前，銀行可能會要求核實 閣下的香港身份證號碼／護照號碼。倘 閣下的香港身份證號碼／護照號碼填寫有誤，可能會導致 閣下退款支票兌現延遲或無效。

☐ Applicants who have applied for 1,000,000 or more Hong Kong Public Offer Shares and wish to collect refund cheque(s) and/or share certificate(s), if any, in person from the Company's H Share registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong on the dates for collection of refund cheque(s) and/or share certificate(s) (where relevant), which is expected to be on Monday, 18 December, 2006, should mark '✓' in the box on the left.

☐ 凡申請1,000,000股或以上香港公開發售股份，並擬親身於領取退款支票及／或股票（如有）當日（預計為2006年12月18日（星期一））前往本公司的H股過戶登記處香港中央證券登記有限公司（地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室）領取退款支票及／或股票（如適用）的申請人，請在左方空格內填上「✓」號。

ADDRESS LABEL 地址標貼

Please repeat your name(s) and address as set out above in BLOCK letters
請用正楷大寫填寫上表所示姓名／名稱及地址

Name(s) 姓名／名稱
Address 地址

For Bank use 此欄供銀行填寫


中煤

CHINA COAL ENERGY COMPANY LIMITED*

中國中煤能源股份有限公司

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

GLOBAL OFFERING

Conditions of your application

A. Who can apply

1. You, the applicant(s), and any person(s) for whose benefit you are applying, must be 18 years of age or older and must have a Hong Kong address.
2. If you are a firm, the application must be in the names of the individual members, not the firm's name. The number of joint applicants may not exceed 4.
3. If you are a body corporate, the application must be signed by a duly authorised officer, who must state his or her representative capacity.
4. Save under the circumstances permitted by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules"), you cannot apply for any Hong Kong Public Offer Shares if you are:
   - an existing beneficial owner of Shares in the Company;
   - the chief executive, a director or a supervisor of the Company or any of its subsidiaries;
   - a connected person (as defined in the Hong Kong Listing Rules) of the Company or a person who will become a connected person of the Company immediately upon completion of the Global Offering;
   - an associate of any of the above (as "associate" is defined in the Hong Kong Listing Rules);
   - a legal or natural person of the People's Republic of China (other than Hong Kong, Macau and Taiwan), a United States person (as defined in the Regulation S under the United States Securities Act of 1933, as amended); or
   - a person who does not have a Hong Kong address.

B. If you are a nominee

You may make more than one application for the Hong Kong Public Offer Shares if and only if you are a nominee, in which case you may make an application by: (i) giving electronic application instructions to HKSCC via CCASS (if you are a CCASS Participant); or (ii) using a WHITE or YELLOW application form, and lodge more than one application in your own name if each application is made on behalf of different beneficial owners. In the box on this application form marked "For nominees", you must include:

- an account number; or
- some other identification code

for each beneficial owner or, in the case of joint beneficial owners, for each such beneficial owner. If you do not include this information, the application will be treated as being for your own benefit.

C. Lodge only one application for your benefit

Multiple applications or suspected multiple applications will be rejected. Save as referred to above, all of your applications (including the part of the application made by HKSCC Nominees Limited ("HKSCC Nominees") acting on electronic application instructions) will be rejected as multiple applications if you, or you and joint applicants together:

- make more than one application (whether individually or jointly with others) on a WHITE or YELLOW application form or by giving electronic application instructions to HKSCC via CCASS (if you are a CCASS Investor Participant or applying through a CCASS Broker or Custodian Participant); or
- both apply (whether individually or jointly) on one WHITE Application Form and one YELLOW Application Form or on one WHITE or YELLOW Application Form and give electronic application instructions to HKSCC via CCASS; or apply on one WHITE or YELLOW application form (whether individually or jointly) or by giving electronic application instructions to HKSCC via CCASS (if you are a CCASS Investor Participant or applying through a CCASS Broker or Custodian Participant) for more than 50% of the H Shares initially being offered for public subscription under the Hong Kong Public Offer Shares; or
- have applied for or taken up, or indicated an interest in, or have been or will be placed (including conditionally and/or provisionally) International Offer Shares under the International Offering or otherwise participated or will participate in the International Offering.

Save as referred to above, all of your applications will also be rejected as multiple applications if more than one application is made for your benefit (including the part of the application made by HKSCC Nominees acting on electronic application instructions). If an application is made by an unlisted company and

- the only business of that company is dealing in securities; and
- you exercise statutory control over that company

then the application will be treated as being made for your benefit.

Unlisted company *means a company with no equity securities listed on the Hong Kong Stock Exchange.*

Statutory control *means you:*

- *control the composition of the board of directors of a company; or*
- *control more than half of the voting power of a company; or*
- *hold more than half of the issued share capital of a company (not counting any part of it which carries no right to participate beyond a specified amount in a distribution of either profits or capital).*

D. Allocation of Hong Kong Public Offer Shares – Pools A and B

The 162,320,000 Hong Kong Public Offer Shares initially being offered for subscription under the Hong Kong Public Offering (after taking into account of any adjustment in the number of Offer Shares allocated between the Hong Kong Public Offering and the International Offering) will be divided into two pools for allocation purposes: Pool A and Pool B. The Hong Kong Public Offer Shares in Pool A will be allocated on an equitable basis to successful applicants who have applied for Hong Kong Public Offer Shares with a total subscription amount (excluding 1% brokerage, 0.004% SFC transaction levy and 0.005% Hong Kong Stock Exchange trading fee) of HK$5,000,000 or less. The Hong Kong Public Offer Shares in Pool B will be allocated on an equitable basis to successful applicants who have applied for Hong Kong Public Offer Shares with a total subscription amount (excluding 1% brokerage, 0.004% SFC transaction levy and 0.005% Hong Kong Stock Exchange trading fee) of more than HK$5,000,000 and up to the total value of Pool B. You should be aware that applications in Pool A and applications in Pool B are likely to receive different allocation ratios. If Hong Kong Public Offer Shares in one pool (but not both pools) are undersubscribed, the surplus Hong Kong Public Offer Shares in that pool will be transferred to the other pool to satisfy demand in that other pool and be allocated accordingly. You can only receive an allocation of Hong Kong Public Offer Shares from either Pool A or Pool B but not from both pools. Multiple or suspected multiple applications and any application for more than 81,160,000 Hong Kong Public Offer Shares are liable to be rejected. Allocation of Hong Kong Public Offer Shares to investors under the Hong Kong Public Offering, both in relation to Pool A and Pool B, will be based solely on the level of valid applications received under the Hong Kong Public Offering. The basis of allocation may vary, depending on the number of Hong Kong Public Offer Shares validly applied for by applicants, although the allocation of Hong Kong Public Offer Shares could, where appropriate, consist of balloting, which would mean that some applicants may receive a higher allocation than others who have applied for the same number of Hong Kong Public Offer Shares, and those applicants who are not successful in the ballot may not receive any Hong Kong Public Offer Shares.

E. Supplemental information

If any supplement to the Prospectus is issued, applicant(s) who have already submitted an application may or may not (depending on the information contained in the supplement) be notified that they can withdraw their applications. If applicant(s) have not been so notified, or if applicant(s) have been notified but have not withdrawn their applications in accordance with the procedure to be notified, all applications that have been submitted remain valid and may be accepted. Subject to the above, an application once made is irrevocable and applicants shall be deemed to have applied on the basis of the Prospectus as supplemented.

F. Effect of completing and submitting this Application Form

By completing and submitting this application form, you (and if you are joint applicants, each of you jointly and severally) for yourself or as agent or nominee and on behalf of each person for whom you act as agent or nominee:

- instruct and authorise the Company and/or the Joint Global Coordinators (or their respective agents or nominees) as agents of the Company to execute any transfer forms, contract notes or other documents on your behalf and to do on your behalf all other things necessary to effect registration of any Hong Kong Public Offer Shares allocated to you in your name(s) as required by the Articles of Association and otherwise to give effect to the arrangements described in the Prospectus and this application form;
- undertake to sign all documents and to do all things necessary to enable you to be registered as the holder of the Hong Kong Public Offer Shares allocated to you, and as required by the Articles of Association;
- confirm that you have received a copy of the Prospectus you have only relied on the information and representations contained in the Prospectus in making your application and will not rely on any other information and representations save as set out in any supplement to the Prospectus;
- agree that the Company, the Directors, the Joint Global Coordinators, the Underwriters, any other parties involved in the Global Offering and any of their respective directors, officers, employees, partners, agents or advisers are liable only for the information and representations contained in the Prospectus, the Application Forms and any supplement to the Prospectus;
- agree (without prejudice to any other rights which you may have) that once your application has been accepted, you may not rescind it because of an innocent misrepresentation and you may not revoke it other than as provided in the Prospectus;
- (if the application is made for your own benefit) warrant that the application is the only application which will be made for your benefit on a WHITE or YELLOW application form or by giving electronic application instructions to HKSCC via CCASS;
- (if the application is made by an agent on your behalf) warrant that you have validly and irrevocably conferred on your agent all necessary power and authority to make this application;
- (if you are an agent for another person) warrant that reasonable enquiries have been made of that other person that this is the only application which will be or has been made for the benefit of that other person on a WHITE or YELLOW application form or by giving electronic application instructions to HKSCC via CCASS, and that you are duly authorised to sign this application form as that other person's agent;
- undertake and confirm that you (if the application is made for your benefit) or the person(s) for whose benefit you have made the application have not applied for or taken up, or indicated an interest in, and will not apply for or take up or indicate any interest in any International Offer Shares under the International Offering, nor otherwise have participated or will participate in the International Offering;
- warrant the truth and accuracy of the information contained in your application;
- agree to disclose to the Company, the H Share registrar, the receiving bankers, the Joint Global Coordinators, the Underwriters and/or their respective advisers and agents personal data and any information which they require about you or the person(s) for whose benefit you have made this application;
- agree that your application, any acceptance of it and the resulting contract will be governed by and construed in accordance with the laws of Hong Kong;
- undertake and agree to accept the Hong Kong Public Offer Shares applied for, or any lesser number allocated to you under this application;
- authorise the Company to place your name(s) on the register of members of the Company as the holder(s) of any Hong Kong Public Offer Shares allocated to you, and the Company and/or its agents to send any share certificate(s) and/or any refund cheque(s) (where applicable) to you or (in case of joint applicants) the first-named applicant in the application form by ordinary post at your own risk to the address stated on your application form (except that if you have applied for 1,000,000 Hong Kong Public Offer Shares or more and have indicated in your application form that you will collect your share certificate(s) and refund cheque(s) (if any) in person, you can collect your share certificate(s) and/or refund cheque(s) (where applicable) in person between 9:00 a.m. and 1:00 p.m. on Monday, 18 December, 2006 from Computershare Hong Kong Investor Services Limited);
- understand that these declarations and representations will be relied upon by the Company, the Directors and the Joint Global Coordinators in deciding whether or not to allocate any Hong Kong Public Offer Shares in response to your application and that you may be prosecuted for making a false declaration;
- if the laws of any place outside Hong Kong are applicable to your application, you agree and warrant that you have complied with all such laws and none of the Company, the Joint Global Coordinators, the Underwriters and the other parties involved in the Global Offering nor any of their respective directors, employees, partners, agents, officers or advisers will infringe any laws outside Hong Kong as a result of the acceptance of your offer to purchase, or any actions arising from your rights and obligations under the terms and conditions contained in the Prospectus;
- agree with the Company, for itself and for the benefit of each shareholder of the Company, and so that the Company will be deemed by its acceptance in whole or in part of the application, to have agreed for itself and on behalf of each shareholder of the Company, to observe and comply with the Company Law, the Special Regulations, and the Articles of Association;
- agree with the Company, each shareholder, Director, Supervisor, manager and officer of the Company, and the Company (acting for itself and for each Director, Supervisor, manager and officer) agrees with each shareholder of the Company, to refer all differences and claims arising from the Articles of Association or any rights or obligations conferred or imposed by the Company Law or other relevant laws and administrative regulations concerning its affairs to arbitration in accordance with the Articles of Association, and any reference to arbitration shall be deemed to authorize the arbitration tribunal to conduct hearings in open session and to publish its award, which arbitration shall be final and conclusive;
- agree with the Company and each shareholder of the Company that H Shares in the Company are freely transferable by the holders thereof; and
- authorize the Company to enter into a contract on behalf of you with each of the Director, Supervisors and officers of the Company whereby such Directors, Supervisors and officers undertake to observe and comply with his obligations to shareholders stipulated in the Articles of Association.

The Company, the Joint Global Coordinators, the Underwriters, other parties involved in the Global Offering and their respective directors, officers, employees, partners, agents and advisers are entitled to rely on any warranty, representation or declaration made by you in this application. In the event of the application being made by joint applicants, all the warranties, representations, declarations and obligations expressed to be made, given or assumed by or imposed on the joint applicants shall be deemed to have been made, given and assumed by and imposed on the applicants jointly and severally.

G. Power of attorney

If your application is made through a duly authorized attorney, the Company and the Joint Global Coordinators (or their respective agents and nominees) as agent for the Company may accept your application at their discretion, and subject to any conditions they think fit, including production of evidence of the authority of your attorney. The Company and the Joint Global Coordinators in their capacity as agent for the Company have discretion to reject or accept any application, in full or in part, without assigning any reason.

H. Determination of Offer Price

The Offer Price is expected to be fixed by agreement between the Joint Global Coordinators (on behalf of the Underwriters) and the Company on or around Wednesday, 13 December, 2006 and, in any event, not later than Sunday, 17 December, 2006. Applicants for Hong Kong Public Offer Shares are required to pay, on application, the maximum offer price of HK$4.05, for each Hong Kong Public Offer Share together with 1% brokerage, 0.004% SFC transaction levy and 0.005% Hong Kong Stock Exchange trading fee, subject to refund if the Offer Price should be lower than HK$4.05. Please note that the Price Determination Date, being the date on which the Offer Price is to be determined, is expected to be on or around Wednesday, 13 December, 2006, which is during the time period in which applications may be made for Hong Kong Public Offer Shares. The fixed Offer Price will be announced together with the result of application of the Hong Kong Public Offering on Monday, 18 December, 2006 in the South China Morning Post (in English) and in the Hong Kong Economic Times (in Chinese). The Joint Global Coordinators (on behalf of the Underwriters and with the Company's consent) may reduce the number of Offer Shares and/or the indicative offer price range below that stated in the Prospectus (which is HK$3.20 to HK$4.05 per Hong Kong Public Offer Share) at any time prior to the morning of the last day for lodging applications under the Hong Kong Public Offering. In such a case, notices of the reduction in the number of Offer Shares and/or the indicative offer price range will be published in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) no later than the morning of the day which is the last day for lodging applications under the Hong Kong Public Offering. Applicants should have regard to the possibility that any announcement of a reduction in the number of Offer Shares and/or indicative offer price range may not be made until that time. If applications for Hong Kong Public Offer Shares have been submitted prior to the day which is the last day for lodging applications under the Hong Kong Public Offering, then even if the number of Offer Shares and/or the indicative offer price range is reduced, such applications cannot be subsequently withdrawn. If, for any reason, the Offer Price is not agreed between the Company and the Joint Global Coordinators (on behalf of the Underwriters) on or before Sunday, 17 December, 2006 the Global Offering will not proceed.

Allotment of Hong Kong Public Offer Shares

Subject to the terms and conditions as set out herein and in the Prospectus, the application for the Hong Kong Public Offer Shares will not be processed and no allotment of any such Hong Kong Public Offer Shares will be made until the closing of the application lists. No allotment shall be made later than Monday, 11 December, 2006.

The Company expects to announce the basis of allotment and results of applications of the Hong Kong Public Offering and the Hong Kong identity cards/passports/Hong Kong business registration numbers of successful applicants (where supplied) under the Hong Kong Public Offering on Monday, 18 December, 2006 in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese).

If your application for Hong Kong Public Offer Shares is successful (in whole or in part)

If you have applied for 1,000,000 Hong Kong Public Offer Shares or more and have indicated on your application form that you wish to collect your Hong Kong Public Offer Share certificate(s), you may collect it/them in person from:

Computershare Hong Kong Investor Services Limited
Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong

between 9 a.m. and 1 p.m. on the date notified by the Company in the newspapers as the date of despatch of Hong Kong Public Offer Share certificate(s). This is expected to be Monday, 18 December, 2006.

If you are an individual, you must not authorize any other person to make collection on your behalf. You must produce evidence of identity (which must be acceptable to Computershare Hong Kong Investor Services Limited) to collect Hong Kong Public Offer Share certificate(s). If you are a corporate applicant, you must attend by your authorized representative bearing a letter of authorization from your corporation stamped with your corporation's chop. Such authorized representative must produce at the time of collection, evidence of identity acceptable to Computershare Hong Kong Investor Services Limited.

If you do not collect your share certificate(s) personally within the time period specified for collection, they will be despatched to you by ordinary post to the address as specified on this application form at your own risk.

If you applied for less than 1,000,000 Hong Kong Public Offer Shares or if you have applied for 1,000,000 or more Hong Kong Public Offer Shares and have not indicated in your application form that you wish to collect your share certificate(s) in person, then your Hong Kong Public Offer Share certificate(s) will be sent to the address on this application form on the date of despatch, which is expected to be on Monday, 18 December, 2006, by ordinary post and at your own risk. Hong Kong Public Offer Share certificates will only become valid certificates of title provided that the Hong Kong Public Offering has become unconditional and not have been terminated in accordance with its terms, which is expected to be around 8:00 a.m. on Tuesday, 19 December, 2006.

The Company will not issue temporary documents of title. No receipt will be issued for sums paid on application.

In the event that the Offer Price is less than the price per Hong Kong Public Offer Share paid by you, the surplus application monies (including the related 1% brokerage, 0.004% SFC transaction levy and 0.005% Hong Kong Stock Exchange trading fee attributable to such surplus) will be refunded to you without interest.

Circumstances in which you will not be allotted Hong Kong Public Offer Shares

You may not be allotted Hong Kong Public Offer Shares if:

1. **Full discretion of the Company or its agents to reject or accept your application**

   The Company and the Joint Global Coordinators in their capacity as agent for the Company, or their respective agents and nominee, have full discretion to reject or accept any application, in whole or in part, without assigning any reason therefor.

2. **If your application is revoked or withdrawn**

   By completing and submitting this application form, you agree that you cannot revoke your application on or before Saturday, 6 January, 2007. This agreement will take effect as a collateral contract with the Company, and will become binding when you lodge your application form. This collateral contract will be in consideration of the Company agreeing that it will not offer any Hong Kong Public Offer Shares to any person on or before Saturday, 6 January, 2007 except by means of one of the procedures referred to in the Prospectus.

   You may only revoke your application on or before of Saturday, 6 January, 2007 if a person responsible for the Prospectus under section 40 of the Companies Ordinance gives a public notice under that section which excludes or limits the responsibility of that person for the Prospectus.

   If any supplement to the Prospectus is issued, applicant(s) who have already submitted an application may or may not (depending on the information contained in the supplement) be notified that they can withdraw their applications. If applicant(s) have not been so notified, or if applicant(s) have been notified but have not withdrawn their applications in accordance with the procedure to be notified, all applications that have been submitted remain valid and may be accepted. Subject to the above, an application once made is irrevocable and applicants shall be deemed to have applied on the basis of the Prospectus as supplemented.

   If your application has been accepted, it cannot be revoked or withdrawn. Acceptance of application will be constituted by notification to the press of the results of allocation and, where such basis of allocation is subject to certain conditions or provides for allocation by ballot, such acceptance will be subject to satisfaction of such conditions or the results of such ballot, respectively.

3. **If the allotment of Hong Kong Public Offer Shares is void**

   Your allotment of Hong Kong Public Offer Shares will be void if the Listing Committee of the Hong Kong Stock Exchange does not grant permission to list the H Shares either:

   - within three weeks from the closing of the application lists; or
   - within a longer period of up to six weeks if the Listing Committee of the Hong Kong Stock Exchange notifies the Company of that longer period within three weeks of the closing of the application lists.

4. **You made applications under the Hong Kong Public Offering as well as the International Offering**

   Your application will be rejected if:

   - you make multiple applications or suspected multiple applications; or
   - you or the person for whose benefit you are applying have applied for or taken up, or indicated an interest for or have been or will be placed or allocated (including conditionally and/or provisionally) Hong Kong Public Offer Shares and/or International Offering Shares in the International Offering.

   By filling in this application form, you agree not to apply for Hong Kong Public Offer Share as well as International Offering Shares under the International Offering. Reasonable steps will be taken to identify and reject applications under the Hong Kong Public Offering from investors who have received International Offering Shares in the International Offering and to identify and reject indications of interest in the International Offering from investors who have received Hong Kong Public Offer Shares in the Hong Kong Public Offering.

5. **Incorrect payment**

   You will not receive any allocation of Hong Kong Public Offer Shares if your payment is not made correctly.

* *for identification purposes only*

6. **If your application is not accepted**
   Your application will not be accepted if:
   - the Hong Kong Underwriting Agreement and the International Underwriting Agreement do not become unconditional; or
   - the Hong Kong Underwriting Agreement or the International Underwriting Agreement is terminated in accordance with their respective terms.
7. **Application form not filled in correctly**
   Your application will be rejected if your application form is not filled in correctly in accordance with the instructions.
8. **Dishonoured cheque or banker's cashier order**
   Your application will be rejected if you pay by cheque or banker's cashier order and the cheque or banker's cashier order is dishonoured on its first presentation.
9. **If you apply for more than 50% of the Hong Kong Public Offer Shares**
   Your application will be rejected if you apply for more than 50% of the Hong Kong Public Offer Shares initially being offered to the public for subscription.

Refund of your money

If you do not receive any Hong Kong Public Offer Shares for any of the above reasons, the Company will refund to you your application monies (including the related 1% brokerage, 0.004% SFC transaction levy and 0.005% Hong Kong Stock Exchange trading fee). No interest will be paid thereon. All interests accrued on your application monies prior to the date of despatch or collection of the refund cheque will be retained for the benefit of the Company. If your application is accepted only in part, the Company will refund to you the appropriate portion of your application monies (including the related 1% brokerage, 0.004% SFC transaction levy and 0.005% Hong Kong Stock Exchange trading fee) without interest. If the Offer Price as finally determined is less than the maximum Offer Price of HK$4.05 per H Share paid on application, the Company will refund to you the surplus application monies together with the related 1% brokerage, 0.004% SFC transaction levy and 0.005% Hong Kong Stock Exchange trading fee attributable to the surplus application monies, without interest.

In a contingency situation involving a substantial over-subscription, at the discretion of the Company, the Joint Global Coordinators and the Joint Lead Managers, cheques for applications for certain small denominations of Hong Kong Public Offer Shares (apart from successful applications) may not be cleared. All refunds will be by cheque crossed "Account Payee Only", and made out to you, or, if you are a joint applicant, to the first-named applicant on your application form. Part of your Hong Kong Identity Card number/passport number, or, if you are joint applicants, part of the Hong Kong Identity Card number/passport number of the first-named applicant, provided by you may be printed on your refund cheque, if any. Such data would also be transferred to a third party for refund purpose. Your banker may require verification of your Hong Kong Identity Card number/passport number before encashment of your refund cheque. Inaccurate completion of your Hong Kong Identity Card number/passport number may lead to delay in encashment of or may invalidate your refund cheque.

If you have applied for 1,000,000 Hong Kong Public Offer Shares or more and have indicated on your application form that you wish to collect your refund cheque(s) (if any) in person, you may collect it in person from:

Computershare Hong Kong Investor Services Limited
Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong

between 9 a.m. and 1 p.m. on the date notified by the Company in the newspaper as the date of collection of refund cheques/despatch of H Share certificates. The date of collection is expected to be on Monday, 18 December, 2006.

If you are an individual who opts for personal collection you must not authorize any other person to make collection on your behalf. You must produce evidence of identity (which must be acceptable to Computershare Hong Kong Investor Services Limited) for collection of your refund cheque. If you are a corporate applicant and opt for personal collection you must attend by your authorised representative bearing a letter of authorisation from your corporation stamped with your corporation's chop. Such authorised representative must produce at the time of collection, evidence of identity acceptable to Computershare Hong Kong Investor Services Limited.

If you do not collect your refund cheque(s) personally within the time specified for collection, they will be despatched to you by ordinary post to the address on this application form at your own risk.

If you have applied for less than 1,000,000 Hong Kong Public Offer Shares or you have applied for 1,000,000 Hong Kong Public Offer Shares or more but have not indicated on your application form that you wish to collect your refund cheque personally, your refund cheque will be sent to the address on your application form on the date of despatch, which is expected to be on Monday, 18 December, 2006, by ordinary post and at your own risk.

It is intended that special efforts will be made to avoid undue delay in refunding monies where appropriate.

Application by HKSCC Nominees

Where this application form is signed by HKSCC Nominees on behalf of persons who have given electronic application instructions to apply for the Hong Kong Public Offer Shares, the provisions of this application form which are inconsistent with those set out in the Prospectus shall not apply and provisions in the Prospectus shall prevail. Without limiting the generality of this paragraph, the following sections of this application form are inapplicable where this form is signed by HKSCC Nominees:
- all warranties on the first page, except the first warranty concerning application for Hong Kong Public Offer Shares on the terms and conditions of the Prospectus and this application form, and subject to the Articles of Association;
- "Warning" on the first page;
- "If you are a nominee";
- "Lodge only one application for your benefit";
- All representations and warranties under the section headed "Effect of completing and submitting this Application Form", except the first two regarding registration of Hong Kong Public Offer Shares in the applicant's name and the signing of documents to enable the applicant to be registered as the holder of the Hong Kong Public Offer Shares applied for;
- "If your application for Hong Kong Public Offer Shares is successful (in whole or in part)";
- "Circumstances in which you will not be allotted Hong Kong Public Offer Shares"; and
- "Refund of your money".

Personal Data

Personal Information Collection Statement

The main provisions of the Personal Data (Privacy) Ordinance (the "Ordinance") came into effect in Hong Kong on 20 December 1996. This Personal Information Collection Statement informs the applicant for and holder of Hong Kong Public Offer Shares of the policies and practices of the Company and its H Share registrar in relation to personal data and the Ordinance.

1. **Reasons for the collection of your personal data**
   From time to time it is necessary for applicants for securities or registered holders of securities to supply their latest correct personal data to the Company or its agents and the H Share registrar when applying for securities or transferring securities into or out of their names or in procuring the services of the registrars.
   Failure to supply the requested data may result in your application for securities being rejected, delay or the inability of the Company or its H Share registrar to effect transfers or otherwise render their services. It may also prevent or delay registration of transfers of the Hong Kong Public Offer Shares which you have successfully applied for and/or the despatch of share certificate(s) and/or the despatch or encashment of refund cheque(s) to which you are entitled.
   It is important that holders of securities inform the Company and the H Share Registrar immediately of any inaccuracies in the personal data supplied.
2. **Purposes**
   The personal data of the holders of securities may be used, held and/or stored (by whatever means) for the following purposes:
   - processing of your application and refund cheque, where applicable, and verification of compliance with the terms and application procedures set out in this application form and the Prospectus;
   - registering new issues or transfers into or out of the names of holders of securities including, where applicable, HKSCC Nominees;
   - maintaining or updating the register of holders of securities of the Company;
   - conducting or assisting the conduct of signature verifications, any other verification or exchange of information;
   - establishing benefit entitlements, such as dividends, rights issues and bonus issues;
   - distributing communications from the Company and its subsidiaries;
   - compiling statistical information and shareholder profiles;
   - making disclosures as required by laws, rules or regulations;
   - disclosing relevant information to facilitate claims on entitlements; and
   - any other incidental or associated purposes relating to the above and/or to enable the Company and the H Share registrar to discharge their obligations to holders of securities and/or regulators and/or any other purposes to which the holders of securities may from time to time agree.
3. **Transfer of personal data**
   Personal data held by the Company and its H Share registrar relating to the holders of securities will be kept confidential but the Company and its H Share registrar may, to the extent necessary for achieving the above purposes or any of them, make such enquiries as they consider necessary to confirm the accuracy of the personal data and in particular, they may disclose, obtain, transfer (whether within or outside Hong Kong) the personal data of the holders of securities to, from or with any and all of the following persons and entities:
   - the Company or its appointed agents such as financial advisers and receiving bankers;
   - where applicants for securities request deposit into CCASS, HKSCC or HKSCC Nominees, who will use the personal data for the purposes of operating CCASS;
   - any agents, contractors or third-party service providers who offer administrative, telecommunications, computer, payment or other services to the Company or the registrars in connection with the operation of their respective businesses;
   - any regulatory or governmental bodies (including the Hong Kong Stock Exchange and the SFC); and
   - any other persons or institutions with which the holders of securities have or propose to have dealings, such as their bankers, solicitors, accountants or stockbrokers, etc.
4. **Access to and correction of personal data**
   The Ordinance provides the holders of securities with rights to ascertain whether the Company or the registrars hold their personal data, to obtain a copy of that data, and to correct any data that is inaccurate. In accordance with the Ordinance, the Company and the H Share registrar have the right to charge a reasonable fee for the processing of any data access request. All requests for access to data or correction of data or for information regarding policies and practices and kinds of data held should be addressed to the Company for the attention of the Company secretary or (as the case may be) the H Share registrar for the attention of the Privacy Compliance Officer.
   By signing this application form, you agree to all of the above.

How to make your application

1. Use the table set out below to calculate how much you must pay for the number of Hong Kong Public Offer Shares you want to subscribe for. Your application must be for a minimum of 1,000 Hong Kong Public Offer Shares. Applications must be in one of the numbers set out in the table below. No application for any other number of Hong Kong Public Offer Shares will be considered and any such application is liable to be rejected. The table also sets out the total amount payable for such multiples of Hong Kong Public Offer Shares up to 81,160,000 Hong Kong Public Offer Shares. On application, you must pay the maximum offer price of HK$4.05 per Hong Kong Public Offer Share, plus 1% brokerage, 0.004% SFC transaction levy and 0.005% Hong Kong Stock Exchange trading fee. The table below sets out the total amount payable for certain numbers of the Hong Kong Public Offer Shares.
2. Complete the form and sign it. Only written signatures will be accepted.
3. Staple your cheque or banker's cashier order to the form. You must pay for the Hong Kong Public Offer Shares applied for by one cheque or by one banker's cashier order.
   Each application must be accompanied by either one separate cheque or one separate banker's cashier order.
   If you pay by cheque, the cheque must:
   - be in Hong Kong dollars;
   - be drawn on your Hong Kong dollar bank account in Hong Kong;
   - show your account name. This name must either be pre-printed on the cheque, or be endorsed on the back by a person authorised by the bank. This account name must correspond with your name. If it is a joint application, the account name must be the same as the name of the first applicant;
   - be payable to "**Bank of China (Hong Kong) Nominees Limited – China Coal Energy Public Offer**";
   - be crossed "Account Payee Only";
   - each application must be accompanied by either a separate cheque or banker's cashier order; and
   - the cheque must not be post-dated.

   Your application will be rejected if your cheque:
   - does not meet all these requirements; or
   - is dishonoured upon its first presentation.

   If you pay by banker's cashier order:
   - you must purchase the banker's cashier order, and have your name certified on the back by a person authorised by the bank. The name on the banker's cashier order and the name on the application form must be the same. If it is a joint application, the name on the back of the banker's cashier order must be the same as the name of the first-named applicant;
   - the banker's cashier order must be made payable to "**Bank of China (Hong Kong) Nominees Limited – China Coal Energy Public Offer**";
   - the banker's cashier order must be crossed "Account Payee Only" and;
   - the banker's cashier order must not be post-dated.

   Your application may be rejected if your banker's cashier order does not meet all these requirements.
4. Tear off the Application Form, fold it once and lodge it in one of the special collection boxes at any one of the following branches of Bank of China (Hong Kong) Limited, Bank of Communications Co., Ltd., Hong Kong Branch, and Standard Chartered Bank (Hong Kong) Limited:

(a) **Bank of China (Hong Kong) Limited**

	Branch Name	Address
Hong Kong Island:	Bank of China Tower Branch	3/F, 1 Garden Road, Central
	Central District (Wing On House) Branch	71 Des Voeux Road Central
	409 Hennessy Road Branch	409-415 Hennessy Road, Wan Chai
	North Point (Kiu Fai Mansion) Branch	413-415 King's Road, North Point
	Taikoo Shing Branch	G1006-7, Hoi Sing Mansion, Taikoo Shing
	Wan Tsui Road Branch	4 Lan Shing Road, Chai Wan
Kowloon:	Mong Kok (President Commercial Centre) Branch	608 Nathan Road, Mong Kok
	To Kwa Wan Branch	80N To Kwa Wan Road, To Kwa Wan
	Humphrey's Avenue Branch	4-4A Humphrey's Avenue, Tsim Sha Tsui
	Kwun Tong Branch	20-24 Yue Man Square, Kwun Tong
	Whampoa Garden Branch	Shop G8B, Site 1, Whampoa Garden, Hung Hom
	Mei Foo Mount Sterling Mall Branch	Shop N47-49 Mount Sterling Mall, Mei Foo Sun Chuen
New Territories:	Castle Peak Road (Tsuen Wan) Branch	167 Castle Peak Road, Tsuen Wan
	Wealth Management Centre Lucky Plaza Branch	Lucky Plaza, Wang Pok Street, Shatin
	Castle Peak Road (Yuen Long) Branch	162 Castle Peak Road, Yuen Long

(b) **Bank of Communications Co., Ltd., Hong Kong Branch**

	Branch Name	Address
Hong Kong Island:	Hong Kong Branch	20 Pedder Street, Central, Hong Kong
	Central District Sub-Branch	G/F., 121-125A Des Voeux Road, Central
	North Point Sub-Branch	442-448 King's Road, North Point
	Chaiwan Sub-Branch	121-121A Wan Tsui Road, Chaiwan
Kowloon:	Mongkok Sub-Branch	Shops A&B, G/F., Hua Chiao Commercial Centre, 678 Nathan Road, Mongkok
	Kwun Tong Sub-Branch	Shop A on G/F & 1/F., 55 Hong Ning Road, Kwun Tong, Kowloon
	Jordan Sub-Branch	37U Jordan Road, Jordan Road, Kowloon
	Lam Tin Sub-Branch	63-65 Kai Tin Road, Lam Tin
	Ngau Tau Kok Sub-Branch	Shop G1, G/F., Phase I, Amoy Plaza, 77 Ngau Tau Kok Road
New Territories:	Tseung Kwan O Sub-Branch	Shops 253-255, Metro City Shopping Arcade, Phase I, Tseung Kwan O
	Tai Po Sub-Branch	Shop 1, Wing Fu Plaza, 29-35 Ting Kok Road, Tai Po
	Market Street Sub-Branch	53 Market Street, Tsuen Wan

(c) **Standard Chartered Bank (Hong Kong) Limited**

	Branch Name	Address
Hong Kong Island:	Des Voeux Road Branch	Standard Chartered Bank Building, 4-4A, Des Voeux Road Central, Central
	88 Des Voeux Road Branch	88 Des Voeux Road Central, Central
	Causeway Bay Branch	1 Sugar Street, Causeway Bay
	Wanchai Southorn Branch	Shop 3&4, G/F Shanghai Industrial Investment Building, 50-52 Hennessy Road, Wanchai
	Hennessy Road Branch	399 Hennessy Road, Wanchai
	Aberdeen Branch	Shop 4A, G/F., Aberdeen Centre, No. 6 Nam Ning Street, Aberdeen
Kowloon:	Chatham Road Branch	Shop No. 1,2,3, G/F, Katherine House, No. 53-55 Chatham Road South, Tsimshatsui
	Kwun Tong Branch	88-90 Fu Yan Street, Kwun Tong
	Yaumati Branch	546-550 Nathan Road, Yaumati
	Tseung Kwan O Branch	Shop 107, 1/F, Hau Tak Shopping Centre, Hau Tak Estate, Tseung Kwan O
	Telford Gardens Branch	Shop P9-12, Telford Centre, Telford Gardens, Tai Yip Street, Kwun Tong
New Territories:	Tsuen Wan Branch	Shop C G/F & 1/F, Jade Plaza, no. 298 Sha Tsui Road, Tsuen Wan
	Maritime Square Branch	Shop 308E, Level 3, Maritime Square, Tsing Yi
	Yuen Long Branch	140, Yuen Long Main Road, Yuen Long
	Tuen Mun Town Plaza Branch	Shop No. G047 - G052, Tuen Mun Town Plaza Phase I, Tuen Mun

5. Your Application Form can be lodged at these times:

Wednesday, 6 December, 2006	–	9:00 a.m. to 4:30 p.m.
Thursday, 7 December, 2006	–	9:00 a.m. to 4:30 p.m.
Friday, 8 December, 2006	–	9:00 a.m. to 4:30 p.m.
Saturday, 9 December, 2006	–	9:00 a.m. to 12:30 p.m.
Monday, 11 December, 2006	–	9:00 a.m. to 12:00 noon

6. The latest time for lodging your application is 12:00 noon on Monday, 11 December, 2006. The application lists will be open between 11:45 a.m. and 12:00 noon on that day, subject only to the weather conditions. The application lists will not be open if there is:
   - a tropical cyclone warning signal number 8 or above, or
   - a "black" rainstorm warning signal

   in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon on Monday, 11 December, 2006. Instead they will be open between 11:45 a.m. and 12:00 noon on the next Business Day which does not have either of those warnings in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon.

   Business Day means a day that is not a Saturday, Sunday or a public holiday in Hong Kong.
7. The right is reserved to present all or any remittance for payment. However, your cheque or banker's cashier order will not be presented for payment before 12:00 noon on Monday, 11 December, 2006. The Company will not give you a receipt for your payment. The Company will keep any interest accrued on your application monies (up until, in the case of monies to be refunded, the date of despatch of refund cheques). The right is also reserved to retain any share certificates and/or any surplus application monies or refunds pending clearance of your cheque or banker's cashier order.

NUMBER OF SHARES THAT MAY BE APPLIED FOR AND PAYMENTS

No. of Public Offer Shares applied for	Amount payable on application	No. of Public Offer Shares applied for	Amount payable on application	No. of Public Offer Shares applied for	Amount payable on application	No. of Public Offer Shares applied for	Amount payable on application
	HK$		HK$		HK$		HK$
1,000	4,090.86	45,000	184,088.90	700,000	2,863,605.15	10,000,000	40,908,645.00
2,000	8,181.73	50,000	204,543.23	800,000	3,272,691.60	15,000,000	61,362,967.50
3,000	12,272.60	60,000	245,451.87	900,000	3,681,778.05	20,000,000	81,817,290.00
4,000	16,363.46	70,000	286,360.52	1,000,000	4,090,864.50	25,000,000	102,271,612.50
5,000	20,454.32	80,000	327,269.16	1,500,000	6,136,296.75	30,000,000	122,725,935.00
6,000	24,545.19	90,000	368,177.81	2,000,000	8,181,729.00	35,000,000	143,180,257.50
7,000	28,636.05	100,000	409,086.45	2,500,000	10,227,161.25	40,000,000	163,634,580.00
8,000	32,726.92	150,000	613,629.68	3,000,000	12,272,593.50	45,000,000	184,088,902.50
9,000	36,817.78	200,000	818,172.90	3,500,000	14,318,025.75	50,000,000	204,543,225.00
10,000	40,908.65	250,000	1,022,716.13	4,000,000	16,363,458.00	60,000,000	245,451,870.00
15,000	61,362.97	300,000	1,227,259.35	4,500,000	18,408,890.25	70,000,000	286,360,515.00
20,000	81,817.29	350,000	1,431,802.58	5,000,000	20,454,322.50	81,160,000[(1)]	332,014,562.82
25,000	102,271.61	400,000	1,636,345.80	6,000,000	24,545,187.00		
30,000	122,725.94	450,000	1,840,889.03	7,000,000	28,636,051.50		
35,000	143,180.26	500,000	2,045,432.25	8,000,000	32,726,916.00		
40,000	163,634.58	600,000	2,454,518.70	9,000,000	36,817,780.50		

(1) Maximum number of Public Offer Shares you may apply for.


中煤

CHINA COAL ENERGY COMPANY LIMITED*

中國中煤能源股份有限公司

(於中華人民共和國註冊成立的股份有限公司)

全球發售

申請條件

甲. 申請人資格

1. 閣下作為申請人及 閣下為其利益作出申請的任何人士必須年滿18歲或以上並須有香港地址。
2. 如 閣下為商號，則須以個人成員的名義而非以商號的名義作出申請。聯名申請人數不得超過4名。
3. 如 閣下為法人團體，申請表格須由該法人團體經正式授權的負責人簽署，並須註明其代表的職銜。
4. 除非香港聯合交易所有限公司證券上市規則（「香港上市規則」）准許，倘 閣下為下列人士，則不得申請認購任何香港公開發售股份：
   - 本公司股份的現有實益擁有人；
   - 本公司或其任何附屬公司的行政總裁、董事或監事；
   - 本公司的關連人士（定義見香港上市規則）或緊隨全球發售完成後將成為本公司關連人士的人士；
   - 以上任何人士的聯繫人（「聯繫人」一詞的定義見香港上市規則）；
   - 中華人民共和國（不包括香港、澳門及台灣）的法人或自然人，美國人士（定義見美國1933年證券法（經修訂）規例S）；或
   - 無香港地址的人士。

乙. 倘 閣下為代名人

只有 閣下為代名人，方可以親身交回超過一份認購香港公開發售股份的申請。在此情況下， 閣下可：(i)透過中央結算及交收系統向香港結算發出電子認購指示（倘 閣下為中央結算系統參與者）；或(ii)使用白色或黃色申請表格作出申請，並以 閣下名義代表不同實益擁有人提交超過一項申請。 閣下必須在本申請表格上註有「由代名人遞交」一欄內填上各實益擁有人（或如屬聯名實益擁有人，則為各名該等實益擁有人）的：
- 賬戶號碼；或
- 其他識別編碼。

如 閣下未填寫上述資料，則該項申請將被視作為以 閣下的利益而提交。

丙. 僅可為 閣下的利益提交一份申請

重複申請或疑屬重複申請將不獲受理。除上文所述者外，倘若 閣下或 閣下與聯名申請人作出以下事宜， 閣下的所有申請（包括香港中央結算（代理人）有限公司（「香港結算代理人」）根據電子認購指示提出的申請）將被視為重複申請而不獲受理：
- （個人或聯同他人）使用白色或黃色申請表格，或透過中央結算系統向香港結算發出電子認購指示（如 閣下為中央結算系統投資者戶口持有人或透過一名中央結算系統經紀或託管商參與者提出申請）提出超過一份申請；或
- （個人或聯同他人）以一份白色申請表格和一份黃色申請表格或以白色或黃色申請表格及透過中央結算系統向香港結算發出電子認購指示作出申請；或（個人或聯同他人）以一份白色或黃色申請表格，或透過中央結算系統向香港結算發出電子認購指示（如 閣下為中央結算系統投資者戶口持有人或透過一名中央結算系統經紀或託管商參與者提出申請），提出申請認購香港公開發售股份初步可供公眾人士認購的H股50%以上；或
- 已申請或接納或表示有意認購或已獲或將會獲配售或分配（包括有條件及／或暫時性質）任何國際發售項下的國際發售股份或已以其他方式參與或將參與國際發售。

除上述者外，如若獲超過一份為 閣下的利益提出的認購申請（包括香港結算代理人根據電子認購指示提出的申請），則 閣下所有認購申請均將視作重複認購申請而不獲受理。如申請由非上市公司作出，且
- 該公司的唯一業務為證券買賣；及
- 閣下對該公司行使法定控制權，

則該項申請將視作為 閣下本身利益提出。

[illegible]

法定控制權指 閣下：
- *控制一間公司董事會的組成；或*
- *控制一間公司過半數的投票權；或*
- *持有一間公司過半數已發行股本（不計算並無權利在超逾特定金額後參與溢利或資本分派的任何部分股本）。*

丁. 香港公開發售股份的分配—A組及B組

[illegible]

戊. 補充資料

倘就招股說明書刊發任何補充，已遞交申請的申請人可能會（視乎補充文件所載資料而定）獲通知可撤回其申請。倘申請人未獲接獲通知，或申請人接獲通知但並無根據所獲通知的程序撤回申請，則所有已遞交的申請仍屬有效及可能獲接納。在上文所規限下，申請一經提出即不可撤回，而申請人則被視作根據經補充的招股說明書提出申請。

己. 填寫及遞交本申請表格的效用

本申請表格一經填妥及遞交，即表明 閣下（如屬聯名申請人，則各聯名申請人共同及個別）代表 閣下自己，或作為代理人或代名人代表每名 閣下作為代理人或代名人的每位人士：
- 指示及授權本公司及／或聯席全球協調人（或彼等各自的代理人或代名人）作為本公司代理人，代表 閣下簽署任何過戶表格、成交單據或其他文件，並根據公司章程的規定及代表 閣下進行所有其他必要事宜，以將任何分配予 閣下的香港公開發售股份，以 閣下的名義登記，以及以其他方式使招股說明書及本申請表格所述的安排得以進行；
- 承諾簽署所有必要文件及進行所有必要事宜，以及根據公司章程規定，令 閣下登記為 閣下獲分配的香港公開發售股份持有人；
- 確認 閣下已收取招股說明書， 閣下申請時，僅依據招股說明書所載資料及陳述，而並無依賴任何其他資料及陳述（招股說明書的任何補充文件除外）；
- 同意本公司、董事、聯席全球協調人、包銷商、參與全球發售的任何其他人士以及任何彼等各自的董事、管理人員、僱員、夥伴、代理或顧問，僅須對招股說明書、申請表格及招股說明書任何補充文件所載的資料及陳述負責；
- 同意（在不損害 閣下可能擁有的任何其他權利的情況下） 閣下的申請一經接納， 閣下不可因無意的失實陳述而撤銷申請，而除按招股說明書規定以外， 閣下不得撤回申請；
- （倘申請是為 閣下自己的利益作出）保證是項申請是為 閣下的利益使用白色或黃色申請表格或透過中央結算系統向香港結算發出電子認購指示的唯一申請；
- （倘申請是由代理人代表 閣下作出）保證 閣下已有效及不可撤回地賦予 閣下的代理一切所需權力及授權以作出申請；
- （倘 閣下為其他人士的代理人）保證已向該人士作出合理查詢，是項申請將會或經已是為該人士的利益使用白色或黃色申請表格或透過中央結算系統向香港結算發出電子認購指示的唯一申請，以及 閣下已獲正式授權作為該人士的代理人以簽署本申請表格；
- 承諾及確認 閣下（倘申請是為 閣下的利益作出）或 閣下為其利益作出申請的人士，並無申請認購或接納或表示有興趣認購國際發售中的任何國際發售股份，亦將不會申請認購或接納或表示有興趣認購國際發售中的任何國際發售股份，亦無以其他方式參與或將參與國際發售；
- 保證 閣下的申請所載的資料均屬真實及準確；
- 同意向本公司、H股過戶登記處、收款銀行、聯席全球協調人、包銷商及／或彼等各自的顧問及代理披露彼等所需關於 閣下或 閣下為其利益作出申請的人士的個人資料及任何資料；
- 同意 閣下的申請，其所獲得的任何接納及因此而訂立的合約將受香港法律規管，並按其詮釋；
- 承諾及同意接納 閣下所申請認購或根據此項申請獲分配的較少數量的香港公開發售股份；
- 授權本公司將 閣下的姓名列入本公司的股東名冊以作為 閣下獲分配的任何香港公開發售股份的持有人，並授權本公司及／或其代理將任何股票及／或任何退款支票（如適用）以普通郵遞方式按申請表格上所填寫的地址寄予 閣下（或如屬聯名申請人，則寄予在申請表格上排名首位的申請人），郵誤風險概由 閣下承擔（惟倘 閣下已申請1,000,000股或以上香港公開發售股份，並於申請表格註明 閣下將親身收取股票及退款支票（如有），則 閣下可於2006年12月18日（星期一）上午9時正至下午1時正親臨香港中央證券登記有限公司領取 閣下的股票及／或退款支票（如適用））；
- 明白本公司、董事及聯席全球協調人將依賴該等聲明及陳述，以決定是否就 閣下的申請分配任何香港公開發售股份， 閣下如作出虛假聲明，可能會遭受檢控；
- 倘香港以外任何地區的法律適用於 閣下的申請，則 閣下同意及保證 閣下會遵守所有該等法律，以及本公司、聯席全球協調人、包銷商及其他參與全球發售人士，以及任何彼等各自的董事、僱員、合夥人、代理人、管理人員或顧問，概不會因 閣下的購股要約獲得接納，或根據招股說明書所載的條款及條件因 閣下的權利與義務所產生的任何行動，而違反香港以外的任何法律；
- 同意本公司就本身及本公司各股東的利益（及因此本公司將因其全部或部分申請獲接納而同意，及代表其股東同意）遵守和符合公司法，特別規定和公司章程；
- 向本公司、本公司各股東、董事、監事、經理及其他管理人員表示同意，而本公司（代表其本身及為各董事、監事、經理及其他管理人員）亦向本公司各股東表示同意，根據公司章程的規定將由公司章程或公司法或其他有關法律及行政規例所賦予或施加的任何權利或義務而引致的一切有關本公司事務的爭議及索賠提交仲裁，且提交仲裁應被視為授權仲裁法庭進行公開聆訊及公佈其裁決，而有關裁決將為決定性最終裁決；
- 向本公司和本公司各股東表示同意本公司H股可由其持有人自由轉讓；及
- 授權本公司代表 閣下與本公司各董事、監事和管理人員簽訂合同，據此，該等董事、監事和管理人員承諾遵守和符合公司章程規定其對股東應盡的責任。

本公司、聯席全球協調人、包銷商、參與全球發售的其他各方及彼等各自的董事、負責人員、僱員、合夥人、代理人及顧問均有權倚賴 閣下在本認購申請中作出的任何保證、陳述或聲明。倘本申請乃由聯名申請人所作出，聯名申請人明確作出、表示或承擔或施加於聯名申請人的所有保證、陳述、聲明及義務將被視為由申請人共同及個別作出、表示及承擔及共同及個別施加於申請人。

庚. 授權書

如 閣下透過正式授權的代理人提出申請，本公司及聯席全球協調人（或彼等各自的代理人或代名人）（作為本公司的代理人）可在彼等認為合適的任何條件（包括出示 閣下代理人的授權證明）達致後酌情接納其申請。本公司及擔任本公司代理人的聯席全球協調人可全權酌情拒絕或接納任何申請的全部或部分，而毋須提供任何理由。

辛. 發售價的釐定

發售價預期由聯席全球協調人（代表包銷商）及本公司於2006年12月13日（星期三）或該日前後協定，惟無論如何不遲於2006年12月17日（星期日）。申請香港公開發售股份的申請人於申請時須支付每股香港公開發售股份的最高發售價4.05港元，另加1%經紀佣金、0.004%證監會交易徵費及0.005%香港聯交所交易費。倘發售價低於4.05港元，則有關的款項將獲退還。倘截至最後定價日（即釐定發售價的日期）預計為2006年12月13日（星期三）或前後，即在可申請香港公開發售股份的期間內，本公司將於2006年12月18日（星期一）在《南華早報》（以英文）及《香港經濟日報》（以中文）公佈所釐定的發售價連同香港公開發售的申請結果。聯席全球協調人（代表包銷商及經本公司同意）可於遞交香港公開發售申請表格最後日期早上前隨時調低發售股份數目及／或指示性發售價範圍至低於招股說明書所述者（即每股香港公開發售股份3.20港元至4.05港元）。在該情況下，本公司將會不遲於遞交香港公開發售申請表格最後日期早上在《南華早報》（以英文）及《香港經濟日報》（以中文）刊登調低發售股份數目及／或指示性發售價範圍的公佈。申請人須注意，有關調低發售股份數目及／或指示性發售價範圍的公佈有可能直至該日方會刊登。倘申請人根據香港公開發售遞交申請的最後日期前已遞交香港公開發售股份的申請，則即使如此調低發售股份數目及／或指示性發售價範圍，該等申請其後亦不得撤回。倘本公司與聯席全球協調人（代表包銷商）於2006年12月17日（星期日）或之前因任何原因未能協定發售價，則全球發售將不會進行。

香港公開發售股份的配發

在本申請表格及招股說明書所載條件及條款的規限下，登記認購申請結束前概不會處理香港公開發售股份的申請，亦不會配發任何該等香港公開發售股份。2006年12月11日（星期一）以後將不會配發該等股份。

本公司預期於2006年12月18日（星期一）在《南華早報》（以英文）及《香港經濟日報》（以中文）公佈香港公開發售的分配基準及申請結果，以及香港公開發售成功申請人的香港身份證號碼／護照號碼／香港商業登記號碼（如有提供）。

倘成功申請認購香港公開發售股份（全部或部分）

如 閣下申請認購1,000,000股或以上香港公開發售股份並在申請表格上表明親自領取香港公開發售股份股票， 閣下可在本公司於報章上公佈的寄發香港公開發售股份股票日期當日上午九時正至下午一時正期間，親自前往以下地點領取 閣下的香港公開發售股份股票：

> 香港中央證券登記有限公司
> 香港灣仔皇后大道東183號合和中心17樓1712-1716室

預期該日為2006年12月18日（星期一）。

倘 閣下為個人申請人，則不得授權任何其他人士代表 閣下領取。 閣下必須於領取香港公開發售股份股票時出示 閣下的身份證明文件（必須為香港中央證券登記有限公司接納的身份證明文件）。倘 閣下為公司申請人，則必須由獲授權代表帶同蓋上 閣下公司印章的授權書領取。該獲授權代表須於領取時出示獲香港中央證券登記有限公司接納的身份證明文件。

如 閣下未有於指定領取時間內親自領取 閣下的股票，則股票將以普通郵遞方式寄往本申請表格上所示地址，郵誤風險概由 閣下承擔。

如 閣下申請認購少於1,000,000股香港公開發售股份或如 閣下申請認購1,000,000股或以上香港公開發售股份且並沒有在本申請表格上表明親自領取股票，則 閣下的香港公開發售股份股票將在寄發日期（預期將為2006年12月18日（星期一））以普通郵遞方式寄往本申請表格上所示地址，郵誤風險概由 閣下承擔。在香港公開發售成為無條件且並無按其條款終止下，香港公開發售股份股票才成為有效的所有權憑證，預期為2006年12月19日（星期二）上午八時前後。本公司不會發出臨時所有權文據，亦不會就申請時繳交的款項發出收據。

如發售價較 閣下支付的每股香港公開發售股份價格為低，則多收的認購申請款項（包括就該多收款項而收取的1%經紀佣金、0.004%證監會交易徵費及0.005%香港聯交所交易費）將不計利息退還予 閣下。

導致 閣下不獲配發香港公開發售股份的情況

閣下可能因下列情況而不獲配發香港公開發售股份：

1. **本公司或其代理人可全權決定拒絕或接納 閣下的認購申請**
   本公司和聯席全球協調人（作為本公司的代理人）或彼等各自的代理人及代名人可全權酌情決定全部或部分拒絕或接納任何認購申請，而毋需就此解釋原因。
2. **如 閣下的申請被撤銷或撤回**
   一經填妥交回本申請表格，即表明 閣下同意不得於2007年1月6日（星期六）或之前撤銷認購申請，而此協議將成為與本公司訂立的附屬合同，在 閣下遞交申請表格後即具有約束力。根據該附屬合同，本公司同意，除按招股說明書所述的任何一項程序外，不會於2007年1月6日（星期六）或之前向任何人士發售任何香港公開發售股份。
   根據公司條例第40條，負責招股說明書的人士根據該條例發出公佈，免除或限制其對招股說明書所負責任的情況下， 閣下才可於2007年1月6日（星期六）或之前撤銷申請。
   倘就招股說明書刊發任何補充文件，已提交申請的申請人可能會（視乎補充文件所載資料而定）獲通知可撤回其申請。倘申請人未接獲通知，或申請人接獲通知但並無根據所獲通知的程序撤回申請，則所有已遞交的申請仍屬有效而可能獲接納。除上文所述者外，申請一經提交即不可撤銷，而申請人則被視為根據經補充的招股說明書而作出申請。
   閣下的申請一經接納，即不可撤銷或撤回。在報章公佈分配結果即構成接納申請。如果有關分配基準受若干條件規限或以抽籤形式分配，則申請是否接納將視乎有關條件能否達成或抽籤結果而定。
3. **如香港公開發售股份分配作廢**
   倘香港聯交所上市委員會在下列期間並未批准H股上市，則所分配予 閣下的香港公開發售股份（如有）將會作廢：
   - 由截止登記申請起計三個星期內；或
   - 如香港聯交所上市委員會在截止登記申請後三個星期內知會本公司延長有關期間，則最多由截止登記申請起計六個星期內。
4. **閣下根據香港公開發售以及國際發售提出申請**
   在下列情況下， 閣下的申請將遭拒絕：
   - 閣下作出重複申請或疑屬重複申請；或
   - 閣下或 閣下為其利益而作出申請的人士已申請或接納，或表示有意認購，或已獲或將獲配售或配發（包括有條件及／或暫時性質）香港公開發售股份及／或國際發售項下的國際發售股份。

   閣下遞交本申請表格，即代表 閣下同意不會同時申請認購香港公開發售股份及國際發售項下的國際發售股份。本公司將採取合理措施識別和拒絕已於國際發售項下獲得國際發售股份的投資者根據香港公開發售作出的申請，亦會識別和拒絕已於香港公開發售項下獲得香港公開發售股份的投資者表示對國際發售的興趣。
5. **未繳妥股款**
   倘 閣下並無繳妥股款， 閣下將不會獲分配任何香港公開發售股份。
6. **如 閣下的申請不獲接納**
   在下列情況下， 閣下的申請將不獲接納：
   - 香港包銷協議和國際包銷協議未能成為無條件；或
   - 香港包銷協議或國際包銷協議根據各自有關條款予以終止。
7. **未填妥申請表格**
   倘 閣下的申請表格並未按指示正確填妥，則 閣下的申請將不予受理。
8. **支票或銀行本票未能兌現**
   倘 閣下所支付的支票或銀行本票未能於首次過戶時成功兌現，則 閣下的申請將不予受理。
9. **倘 閣下申請認購逾50%的香港公開發售股份**
   倘 閣下申請認購逾50%初步提呈以供公眾人士認購的香港公開發售股份，則 閣下的申請將不予受理。

* 僅供識別

[page 640 illegible]

以記存於 閣下的中央結算系統投資者戶口持有人股份賬戶或 閣下指定的中央結算系統參與者股份賬戶，請用本表格

NOTE: Unless defined herein, terms and expressions used in this application form bear the same meanings as defined in the prospectus of China Coal Energy Company Limited (the "Company") dated 6 December 2006 (the "Prospectus").
附註：除本申請表格所界定者外，本申請表格所用的詞語及措辭具有中國中煤能源股份有限公司（「本公司」）於2006年12月6日刊發的招股說明書（「招股說明書」）所界定的涵義。

Staple your payment here
請將股款緊釘在此

The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and Hong Kong Securities Clearing Company Limited ("HKSCC") take no responsibility for the contents of this application form, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of this application form.
香港聯合交易所有限公司（「香港聯交所」）及香港中央結算有限公司（「香港結算」）對本申請表格的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本申請表格全部或任何部分內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

A copy of this application form, together with a copy of the WHITE application form, the Prospectus and the other documents specified in the paragraph headed "Documents Delivered to the Registrar of Companies" in "Appendix XI – Documents delivered to the Registrar of Companies and available for inspection" in the Prospectus, have been registered by the Registrar of Companies in Hong Kong as required by Section 342C of the Companies Ordinance of Hong Kong. The Securities and Futures Commission of Hong Kong (the "SFC") and the Registrar of Companies in Hong Kong take no responsibility as to the contents of any of these documents.
本申請表格連同白色申請表格、招股說明書及招股說明書「附錄十一－送呈公司註冊處及備查文件」內「送呈公司註冊處文件」一段所列的其他文件，已遵照香港公司條例第342C條的規定，於香港公司註冊處註冊。香港證券及期貨事務監察委員會（「證監會」）及香港公司註冊處對任何此等文件的內容概不負責。



CHINA COAL ENERGY COMPANY LIMITED*

中國中煤能源股份有限公司

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
（於中華人民共和國註冊成立的股份有限公司）

GLOBAL OFFERING

NUMBER OF OFFER SHARES UNDER THE GLOBAL OFFERING :	3,246,374,000 H SHARES (SUBJECT TO THE OVER-ALLOTMENT OPTION)
NUMBER OF HONG KONG PUBLIC OFFER SHARES :	162,320,000 H SHARES (SUBJECT TO ADJUSTMENT)
NUMBER OF INTERNATIONAL OFFER SHARES :	3,084,054,000 H SHARES (SUBJECT TO ADJUSTMENT AND THE OVER-ALLOTMENT OPTION)
MAXIMUM OFFER PRICE :	HK$4.05 PER HONG KONG PUBLIC OFFER SHARE PAYABLE IN FULL ON APPLICATION IN HONG KONG DOLLARS, SUBJECT TO REFUND, PLUS BROKERAGE OF 1%, SFC TRANSACTION LEVY OF 0.004% AND STOCK EXCHANGE TRADING FEE OF 0.005%
NOMINAL VALUE :	RMB1.00 PER SHARE
STOCK CODE :	1898

全球發售

全球發售的發售股份數目：	3,246,374,000股H股（視乎超額配售權而定）
香港公開發售股份數目：	162,320,000股H股（可予調整）
國際發售股份數目：	3,084,054,000股H股（可予調整並視乎超額配售權而定）
最高發售價：	每股香港公開發售股份4.05港元，須於申請時以港元繳足，可予退還，另加1%經紀佣金、0.004%證監會交易徵費及0.005%聯交所交易費
面值：	每股人民幣1.00元
股份代號：	1898

Application Form 申請表格

Applications will be accepted until 12:00 noon on Monday, 11 December, 2006
You must read the conditions and instructions attached to this application form.
To be valid, you must complete all applicable parts of this application form.
Please write clearly.

截止接受申請時間為 2006年12月11日（星期一）中午十二時正
閣下必須細閱本申請表格所附載的條件及指示
本申請表格適用各部分必須全部清楚填妥，方為有效

To: China Coal Energy Company Limited
China International Capital Corporation Limited
China International Capital Corporation (Hong Kong) Limited
Citigroup Global Markets Asia Limited
Morgan Stanley Dean Witter Asia Limited
BOCI Asia Limited
ICEA Capital Limited
Sun Hung Kai International Limited
CCB International Capital Limited
First Shanghai Securities Limited
Guotai Junan Securities (Hong Kong) Limited
Tai Fook Securities Company Limited

I/We:

- **apply** for the number of Hong Kong Public Offer Shares set out below, on the terms and conditions of the Prospectus and this application form, and subject to the Articles of Association;
- **enclose** payment in full for the Hong Kong Public Offer Shares applied for, including 1% brokerage, 0.004% SFC transaction levy and 0.005% Hong Kong Stock Exchange trading fee;
- **undertake and agree** to accept the Hong Kong Public Offer Shares applied for, or any lesser number allocated to me/us on this application;
- **declare** that this is the only application made and the only application intended by me/us to be made whether on a WHITE or YELLOW application form or by giving electronic application instructions to HKSCC, to benefit me/us or the person for whose benefit I am/we are applying;
- **undertake and confirm** that I/we and the person for whose benefit I am/we are applying have not indicated an interest for, applied for or taken up or received or been placed or allocated (including conditionally and/or provisionally) and will not indicate an interest for, apply for or take up any International Offer Shares under the International Offering nor otherwise participate in the International Offering;
- **understand** that this declaration and representation will be relied upon by the Company, the Joint Global Coordinators and the Joint Lead Managers in deciding whether or not to make any allotment of Hong Kong Public Offer Shares in response to this application;
- **authorise** the Company to place the name of HKSCC Nominees on the register of members of the Company as the holder of any Hong Kong Public Offer Shares allotted to me/us, and to deposit the relevant share certificate(s) directly into CCASS for the credit of my/our CCASS Investor Participant stock account or the stock account of my/our designated CCASS Participant;
- **request** that any refund cheque(s) be made payable to me or, in the case of joint applicants, to first-named of us in this application form; and (subject to the terms and conditions set out on the pages attached to this form) to send any refund cheque(s) by ordinary post at my/our own risk to the address given on this application form (except where I/we have applied for 1,000,000 or more Hong Kong Public Offer Shares and have indicated on this application form that I/we wish to collect any refund cheque(s) in person in accordance with the procedures prescribed in this application form);
- **have read** the terms and conditions and application procedures set out on the pages attached to this application form and in the Prospectus and agree to be bound by them;
- **represent, warrant and undertake** that the allotment of or application for the Hong Kong Public Offer Shares to me/us or by me/us or for whose benefit this application is made would not require the Company to comply with any requirements under any law or regulation (whether or not having the force of law) of any territory outside Hong Kong; and
- **agree** that this application, any acceptance of it and the resulting contract, will be governed by and construed in accordance with the laws of Hong Kong.

致： 中國中煤能源股份有限公司
中國國際金融有限公司
中國國際金融（香港）有限公司
花旗環球金融亞洲有限公司
摩根士丹利添惠亞洲有限公司
中銀國際亞洲有限公司
工商東亞融資有限公司
新鴻基國際有限公司
建銀國際金融有限公司
第一上海證券有限公司
國泰君安證券（香港）有限公司
大福證券有限公司

本人／吾等：

- 按照招股說明書及本申請表格的條款及條件，並在公司章程所載的各項規限下，申請以下數目的香港公開發售股份；
- 夾附申請香港公開發售股份所需的全數股款（包括1%經紀佣金、0.004%證監會交易徵費及0.005%香港聯交所交易費）；
- 承諾及同意接納本人／吾等於本項申請所申請的香港公開發售股份，或本人／吾等獲配發的任何較少數目的香港公開發售股份；
- 聲明是項認購申請乃為本人／吾等的利益，或本人／吾等所代表人士的利益以白色或黃色申請表格或向香港結算發出電子認購指示所作出及擬作出的唯一認購申請；
- 承諾及確認本人／吾等及本人／吾等為其利益作出申請的人士並無表示有意認購、申請或接納或獲配售或分配（包括有條件及／或暫時性質），亦不會表示有意認購、申請或接納國際發售項下的任何國際發售股份，亦不會參與國際發售；
- 明白 貴公司、聯席全球協調人及聯席牽頭經辦人將倚賴本聲明及陳述，以決定是否就是項認購申請配發任何香港公開發售股份；
- 授權 貴公司將香港結算代理人的名稱列入 貴公司股東名冊內，作為任何將配發予本人／吾等的香港公開發售股份的持有人，並將有關股票直接存入中央結算系統，以記存於本人／吾等的中央結算系統投資者戶口持有人股份賬戶或本人／吾等指定的中央結算系統參與者股份賬戶；
- 要求任何退款支票以本人或（倘屬聯名申請人）本申請表格內吾等中排名首位者為抬頭人，並（在符合本表格隨附各頁所載的條款及條件的情況下）按本申請表格上所示地址以普通郵遞方式寄發任何退款支票，郵誤風險概由本人／吾等承擔（除非本人／吾等已申請1,000,000股或以上的香港公開發售股份，並已於本申請表格上表明擬按本申請表格所述程序親自領取任何退款支票）；
- 已細閱並同意遵守本申請表格隨附各頁及招股說明書所載的條款、條件及申請手續；
- 聲明、保證及承諾向本人／吾等或由本人／吾等或為其利益而提出本申請的人士的香港公開發售股份的配發或申請不會引致 貴公司須遵從香港以外任何地區的法律或法規的任何規定（不論是否具法律效力）；及
- 同意本申請、任何對申請的接納以及因其而產生的合同，將受香港法律規管及按其詮釋。

Signed by (all) applicant(s) (all joint applicants must sign):
由（所有）申請人簽署（所有聯名申請人必須簽署）：

. . . .

Date: 日期： . . . . / . . . . / . . . .
D 日 M 月 Y 年

For Broker use 此欄供經紀填寫 Lodged by 申請由以下經紀遞交					
Broker No. 經紀號碼					
Broker's Chop 經紀印章					

Warning:

- It is important that you read the terms and conditions and application procedures overleaf.
- Only one application may be made for the benefit of any person on a WHITE or YELLOW Application Form or by way of giving electronic application instructions to HKSCC. Multiple or suspected multiple applications on WHITE and/or YELLOW Application Forms and/or by way of giving electronic application instructions to HKSCC, applications made by one applicant on either a WHITE or YELLOW Application Form or by way of giving electronic application instructions to HKSCC for more than 81,160,000 Hong Kong Public Offer Shares and applications where cheques or banker's cashier orders are dishonoured upon first presentation will be rejected.
- You may be prosecuted if you make a false declaration.

警告：

- 閣下必須細閱背頁的條款及條件及申請手續。
- 任何人士僅限以白色或黃色申請表格或向香港結算發出電子認購指示以受益人身份作出一次認購申請。以白色及／或黃色申請表格及／或向香港結算發出電子認購指示作出的重複或疑屬重複認購申請，由一位申請人以白色或黃色申請表格或向香港結算發出電子認購指示提出認購超過81,160,000股香港公開發售股份，以及支票或銀行本票於首次過戶時不獲兌現的認購申請，均會被拒絕受理。
- 閣下如作出虛假聲明，可能會遭受檢控。

* *for identification purposes only*
僅供識別

系統」)，以記存於 閣下的中央結算系統投資者戶口持有人股份賬戶或 閣下指定的中央結算系統參與者股份賬戶，請用本表格

Number of Hong Kong Public Offer Shares applied for 申請香港公開發售股份股數		Cheque/banker's cashier order number 支票／銀行本票號碼	
Total amount of payment 付款總額	HK$ 港元	Name of bank on which cheque/ banker's cashier order is drawn* 支票／銀行本票的付款銀行名稱*	

- * Cheque and banker's cashier order should be crossed "Account Payee Only" and made payable to "Bank of China (Hong Kong) Nominees Limited – China Coal Energy Public Offer".
- * 支票及銀行本票須以「只准入抬頭人賬戶」方式劃線開出，並須註明抬頭人為「中國銀行(香港)代理人有限公司－中煤股份公開發售」。

To be completed in BLOCK letters in English in ink, except as stated otherwise. Joint applicants should give the address of the first-named applicant only.
除另有說明外，請用英文正楷大寫以墨水筆或原子筆填寫，聯名申請人只須填寫排名首位的申請人地址。

Your name (in English) 英文姓名／名稱	Family name or company name 姓氏或公司名稱	Forename(s) 名字
Your name (in Chinese) 中文姓名／名稱	Family name or company name 姓氏或公司名稱	Forename(s) 名字

Your occupation (in English) 職業(以英文填寫)		Your Hong Kong Identity Card No./ Passport No./Hong Kong Business Registration No.** (Please delete as appropriate) 閣下的香港身份證號碼／護照號碼／香港商業登記證號碼**(請刪除不適用者)	
Names of all other joint applicants in English (if any) 所有其他聯名申請人的英文姓名／名稱(如有)	(1)	Hong Kong Identity Card No./ Passport No./ Hong Kong Business Registration No. of all other joint applicants** (Please delete as appropriate) 所有其他聯名申請人的香港身份證號碼／護照號碼／香港商業登記證號碼**(請刪除不適用者)	(1)
	(2)		(2)
	(3)		(3)

Your address in English (Joint applicants should give the address of first-named applicant only) Only an address in Hong Kong will be accepted 地址(以英文填寫)(聯名申請人只須填寫排名首位的申請人地址)只接受香港地址	
	Telephone No. 電話號碼

For nominees : Please provide an account number or identification code for each (joint) beneficial owner(s).
由代名人遞交： 請填寫各(聯名)實益擁有人的賬戶號碼或識別編碼。

If you are a nominee and you do not complete this section, this application will be treated as being made for your own benefit. The account number or identification code for each (joint) beneficial owner must be provided.
如 閣下為代名人，而並無填妥本節，則是項認購申請將被視作為 閣下本身利益提出。 閣下必須填寫各(聯名)實益擁有人的賬戶號碼或識別編碼。

** (1) If you are a CCASS Investor Participant, please see paragraph 2 under the section "How to make your application" overleaf.
如屬中央結算系統投資者戶口持有人，請參閱背頁「申請手續」一節內第2段。

(2) If you are applying through a designated CCASS Participant (other than a CCASS Investor Participant): For an individual, you must provide your Hong Kong Identity Card number or passport number. If you hold a Hong Kong Identity Card, please provide that number. If you do not hold a Hong Kong Identity Card, please provide your passport number. For a body corporate, please provide your Hong Kong Business Registration number.
如 閣下透過指定的中央結算系統參與者(中央結算系統投資者戶口持有人除外)提出申請：如為個人， 閣下必須填寫 閣下的香港身份證號碼或護照號碼，如 閣下持有香港身份證，請填寫身份證號碼。否則，請填寫護照號碼。如為法人團體，請填寫香港商業登記證號碼。

(3) Part of your Hong Kong Identity Card number/passport number, or, if you are joint applicants, part of the Hong Kong Identity Card number/passport number of the first-named applicant, provided by you, may be printed on your refund cheque (if any). Such data will be used for checking the validity of application forms and such data would also be transferred to a third party for such purpose and refund purpose. Your banker may require verification of your Hong Kong Identity Card number/passport number before encashment of your refund cheque. Inaccurate completion of your Hong Kong Identity Card number/passport number may lead to delay in encashment of or may invalidate your refund cheque.
閣下所提供的 閣下香港身份證號碼／護照號碼的一部分(倘為聯名申請人，名列首位申請人的香港身份證號碼／護照號碼的一部分)可能會列印在 閣下的退款支票(如有)上。該等資料將用於核實申請表格的有效性，為此目的和退款的目的，該等資料也將轉交予第三方。在兌現 閣下的退款支票之前，銀行可能會要求核對 閣下的香港身份證號碼／護照號碼。倘 閣下的香港身份證號碼／護照號碼填寫有誤，可能會導致 閣下退款支票兌現延遲或無效。

☐ Applicants who have applied for 1,000,000 or more Hong Kong Public Offer Shares and wish to collect refund cheque(s), if any, in person from the Company's H Share registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong on the date of collection of refund cheque(s) (where relevant) which is expected to be on Monday, 18 December, 2006, should mark '✓' in the box on the left.

☐ 凡申請1,000,000股或以上香港公開發售股份，並擬親身於領取退款支票(如有)當日(預計為2006年12月18日(星期一))前往本公司的H股過戶登記處香港中央證券登記有限公司(地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室)領取退款支票(如適用)的申請人，請在左方空格內填上「✓」號。

(4) All joint applicants must give (if they are individuals) their Hong Kong Identity Card numbers or, where applicable, passport numbers, or (if they are bodies corporate) their Hong Kong Business Registration Certificate numbers.
所有聯名申請人必須提供(倘為個人)其香港身份證號碼或護照號碼(如適用)，或(倘為法人團體)其香港商業登記證號碼。

ADDRESS LABEL 地址標貼

Please repeat your name(s) and address as set out above in BLOCK letters
請用正楷大寫填寫上表所示姓名／名稱及地址

Name(s) 姓名／名稱
Address 地址

THIS BOX MUST BE DULY COMPLETED
必須填妥此欄

Participant I.D. of the CCASS Investor Participant or designated CCASS Participant 中央結算系統投資者戶口持有人或指定中央結算系統參與者的參與者編號
Authorised signature(s) and company chop of the designated CCASS Participant OR authorised signature/authorised signature(s) with company chop (if applicable) of CCASS Investor Participant 指定中央結算系統參與者的授權簽署及其公司印鑑或中央結算系統投資者戶口持有人的授權簽署及公司印鑑(如適用) (See paragraph 2 in the section "How to make your application" overleaf) (請參閱背頁「申請手續」一節第2段)

For Bank use 此欄供銀行填寫

Please use this form if you want the Hong Kong Public Offer Shares to be issued in the name of HKSCC Nominees Limited ("HKSCC Nominees") and deposited directly into the Central Clearing and Settlement System ("CCASS") for credit to your CCASS Investor Participant stock account or the stock account of your designated CCASS Participant



CHINA COAL ENERGY COMPANY LIMITED*

中國中煤能源股份有限公司

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

GLOBAL OFFERING

Conditions of your application

A. Who can apply

1. You, the applicant(s), and any person(s) for whose benefit you are applying, must be 18 years of age or older and must have a Hong Kong address.
2. If you are a firm, the application must be in the names of the individual members, not the firm's name. The number of joint applicants may not exceed 4.
3. If you are a body corporate, the application must be signed by a duly authorised officer, who must state his or her representative capacity.
4. Save under the circumstances permitted by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules"), you cannot apply for any Hong Kong Public Offer Shares if you are:
   - an existing beneficial owner of Shares in the Company;
   - the chief executive, a director or a supervisor of the Company or any of its subsidiaries;
   - a connected person (as defined in the Hong Kong Listing Rules) of the Company or a person who will become a connected person of the Company immediately upon completion of the Global Offering;
   - an associate of any of the above (as "associate" is defined in the Hong Kong Listing Rules);
   - a legal or natural person of the People's Republic of China (other than Hong Kong, Macau and Taiwan) or a United States person (as defined in the Regulation S under the United States Securities Act of 1933, as amended); or
   - a person who does not have a Hong Kong address.

B. If you are a nominee

You may make more than one application for the Hong Kong Public Offer Shares if and only if you are a nominee, in which case you may make an application by: (i) giving electronic application instructions to HKSCC via CCASS (if you are a CCASS Participant); or (ii) using a WHITE or YELLOW application form, and lodge more than one application in your own name if each application is made on behalf of different beneficial owners.

In the box on this application form marked "For Nominees", you must include:

- an account number; or
- some other identification code

for each beneficial owner or, in the case of joint beneficial owners, for each such beneficial owner. If you do not include this information, the application will be treated as being for your own benefit.

Lodge only one application for your benefit

Multiple applications or suspected multiple applications will be rejected. Save as referred to above, all of your applications (including the part of the application made by HKSCC Nominees acting on electronic application instructions) will be rejected as multiple applications if you, or you and joint applicants together:

- make more than one application (whether individually or jointly with others) on a WHITE or YELLOW application form or by giving electronic application instructions to HKSCC via CCASS (if you are a CCASS Investor Participant or applying through a CCASS Broker or Custodian Participant); or
- both apply (whether individually or jointly) on one WHITE Application Form and one YELLOW Application Form or on WHITE or YELLOW Application Form and give electronic application instructions to HKSCC via CCASS; or
- apply on one WHITE or YELLOW application form (whether individually or jointly) or by giving electronic application instructions to HKSCC via CCASS (if you are a CCASS Investor Participant or applying through a CCASS Broker or Custodian Participant) for more than 50% of the H Shares initially being offered for public subscription under the Hong Kong Public Offer Shares; or
- have applied for or taken up, or indicated an interest in, or have been or will be placed (including conditionally and/or provisionally) International Offer Shares under the International Offering or otherwise have participated or will participate in the International Offering.

Save as referred to above, all of your applications will also be rejected as multiple applications if more than one application is made for your benefit (including the part of the application made by HKSCC Nominees acting on electronic application instructions). If an application is made by an unlisted company and

- the only business of that company is dealing in securities; and
- you exercise statutory control over that company

then the application will be treated as being made for your benefit.

Unlisted company means a company with no equity securities listed on the Hong Kong Stock Exchange.

Statutory control means you:

- *control the composition of the board of directors of a company; or*
- *control more than half of the voting power of a company; or*
- *hold more than half of the issued share capital of a company (not counting any part of it which carries no right to participate beyond a specified amount in a distribution of either profits or capital).*

D. Allocation of Hong Kong Public Offer Shares – Pools A and B

The 162,320,000 Hong Kong Public Offer Shares initially being offered for subscription under the Hong Kong Public Offering (after taking into account of any adjustment in the number of Offer Shares allocated between the Hong Kong Public Offering and the International Offering) will be divided into two pools for allocation purposes: Pool A and Pool B. The Hong Kong Public Offer Shares in Pool A will be allocated on an equitable basis to successful applicants who have applied for Hong Kong Public Offer Shares with a total subscription amount (excluding 1% brokerage, 0.004% SFC transaction levy and 0.005% Hong Kong Stock Exchange trading fee) of HK$5,000,000 or less. The Hong Kong Public Offer Shares in Pool B will be allocated on an equitable basis to successful applicants who have applied for Hong Kong Public Offer Shares with a total subscription amount (excluding 1% brokerage, 0.004% SFC transaction levy and 0.005% Hong Kong Stock Exchange trading fee) of more than HK$5,000,000 and up to the total value of Pool B. You should be aware that applications in Pool A and applications in Pool B are likely to receive different allocation ratios. If Hong Kong Public Offer Shares in one pool (but not both pools) are undersubscribed, the surplus Hong Kong Public Offer Shares in that pool will be transferred to the other pool to satisfy demand in that other pool and be allocated accordingly. You can only receive an allocation of Hong Kong Public Offer Shares from either Pool A or Pool B but not from both pools. Multiple or suspected multiple applications and any application for more than 81,160,000 Hong Kong Public Offer Shares are liable to be rejected. Allocation of Hong Kong Public Offer Shares to investors under the Hong Kong Public Offering, both in relation to Pool A and Pool B, will be based solely on the level of valid applications received under the Hong Kong Public Offering. The basis of allocation may vary, depending on the number of Hong Kong Public Offer Shares validly applied for by applicants, although the allocation of Hong Kong Public Offer Shares could, where appropriate, consist of balloting, which would mean that some applicants may receive a higher allocation than others who have applied for the same number of Hong Kong Public Offer Shares and those applicants who are not successful in the ballot may not receive any Hong Kong Public Offer Shares.

E. Supplemental information

If any supplement to the Prospectus is issued, applicant(s) who have already submitted an application may or may not (depending on the information contained in the supplement) be notified that they can withdraw their applications. If applicant(s) have not been so notified, or if applicant(s) have been notified but have not withdrawn their applications in accordance with the procedure to be notified, all applications that have been submitted remain valid and may be accepted. Subject to the above, an application once made is irrevocable and applicants shall be deemed to have applied on the basis of the Prospectus as supplemented.

F. Effect of completing and submitting this Application Form

By completing and submitting this application form, you (and if you are joint applicants, each of you jointly and severally) for yourself or as agent or nominee and on behalf of each person for whom you act as agent or nominee:

- instruct and authorise the Company and/or the Joint Global Coordinators (or their respective agents or nominees) as agents of the Company to execute any transfer forms, contract notes or other documents on your behalf and to do on your behalf all other things necessary to effect registration of any Hong Kong Public Offer Shares allocated to you in the name of HKSCC Nominees as required by the Articles of Association and otherwise to give effect to the arrangements described in the Prospectus and this application form;
- undertake to sign all documents and to do all things necessary to enable HKSCC Nominees to be registered as the holder of the Hong Kong Public Offer Shares allocated to you, and as required by the Articles of Association;
- represent and warrant that you understand that the Hong Kong Public Offer Shares have not been and will not be registered under US Securities Act and you are outside the United States (as defined in Regulation S) when completing this application form and are not a United States person (as defined in Regulation S and the US Securities Act);
- confirm that you have received a copy of the Prospectus you have only relied on the information and representations contained in the Prospectus in making your application and will not rely on any other information and representations save as set out in any supplement to the Prospectus;
- agree that the Company, the Directors, the Joint Global Coordinators, the Underwriters, any other parties involved in the Global Offering and any of their respective directors, officers, employees, partners, agents or advisers are liable only for the information and representations contained in the Prospectus, the application forms and any supplement to the Prospectus;
- agree (without prejudice to any other rights which you may have) that once your application has been accepted, you may not rescind it because of an innocent misrepresentation and you may not revoke it other than as provided in the Prospectus;
- (if the application is made for your own benefit) warrant that the application is the only application which will be made for your benefit on a WHITE or YELLOW application form or by giving electronic application instructions to HKSCC via CCASS;
- (if the application is made by an agent on your behalf) warrant that you have validly and irrevocably conferred on your agent all necessary power and authority to make this application;
- (if you are an agent for another person) warrant that reasonable enquiries have been made of that other person that this is the only application which will be or has been made for the benefit of that other person on a WHITE or YELLOW application form or by giving electronic application instructions to HKSCC via CCASS, and that you are duly authorized to sign this application form as that other person's agent;
- undertake and confirm that you (if the application is made for your benefit) or the person(s) for whose benefit you have made the application have not applied for or taken up, or indicated an interest in, and will not apply for or take up or indicate any interest in any International Offer Shares under the International Offering, nor otherwise have participated or will participate in the International Offering;
- warrant the truth and accuracy of the information contained in your application;
- agree to disclose to the Company, the H Share Registrar, the receiving bankers, the Joint Global Coordinators, the Underwriters and/or their respective advisers and agents personal data and any information which they require about you or the person(s) for whose benefit you have made this application;
- agree that your application, any acceptance of it and the resulting contract will be governed by and construed in accordance with the laws of Hong Kong;
- undertake and agree to accept the Hong Kong Public Offer Shares applied for, or any lesser number allocated to you under this application;
- authorise the Company to place the name of HKSCC Nominees on the register of members of the Company as the holder of any Hong Kong Public Offer Shares allocated to you, and the Company and/or its agents to deposit any share certificate(s) directly into CCASS and to send any refund cheque(s) (if any) to you or (in case of joint applicants) the first-named applicant in the Application Form by ordinary post at your own risk to the address stated on your application form (except that if you have applied for 1,000,000 Hong Kong Public Offer Shares or more and have indicated in your application form that you will collect your refund cheque(s) (if any) in person, you can collect your refund cheque(s) (if any) in person between 9:00 a.m. and 1:00 p.m. on Monday, 18 December, 2006 from Computershare Hong Kong Investor Services Limited);
- understand that these declarations and representations will be relied upon by the Company, the Directors and the Joint Global Coordinators in deciding whether or not to allocate any Hong Kong Public Offer Shares in response to your application and that you may be prosecuted for making a false declaration;
- if the laws of any place outside Hong Kong are applicable to your application, you agree and warrant that you have complied with all such laws and none of the Company, the Joint Global Coordinators, the Underwriters and the other parties involved in the Global Offering nor any of their respective directors, employees, partners, agents, officers or advisers will infringe any laws outside Hong Kong as a result of the acceptance of your offer to purchase, or any actions arising from your rights and obligations under the terms and conditions contained in the Prospectus;
- agree with the Company, for itself and for the benefit of each shareholder of the Company, and so that the Company will be deemed by its acceptance in whole or in part of the application, to have agreed for itself and on behalf of each shareholder of the Company, to observe and comply with the PRC Company Law, the Special Regulations, and the Articles of Association;
- agree with the Company, each shareholder, Director, Supervisor, manager and officer of the Company, and the Company acting for itself and for each Director, Supervisor, manager and officer agrees with each shareholder of the Company, to refer all differences and claims arising from the Articles of Association or any rights or obligations conferred or imposed by the PRC Company Law or other relevant laws and administrative regulations concerning its affairs to arbitration in accordance with the Articles of Association, and any reference to arbitration shall be deemed to authorize the arbitration tribunal to conduct hearings in open session and to publish its award, which arbitration shall be final and conclusive;
- agree with the Company and each shareholder of the Company that H Shares in the Company are freely transferable by the holders thereof;
- authorize the Company to enter into a contract on behalf of you with each of the Directors, Supervisors and officers of the Company whereby such Directors, Supervisors and officers undertake to observe and comply with his obligations to shareholders as stipulated in the Articles of Association;
- agree that any Hong Kong Public Offer Shares allocated to you shall be registered in the name of HKSCC Nominees and deposited directly into CCASS operated by HKSCC for credit to your CCASS Investor Participant stock account or the stock account of your designated CCASS Participant, in accordance with your election on this application form;
- agree that each of HKSCC and HKSCC Nominees reserves the right at its absolute discretion (i) not to accept any or part of the Hong Kong Public Offer Shares allocated to you in the name of HKSCC Nominees or not to accept such Hong Kong Public Offer Shares for deposit into CCASS; (ii) to cause such Hong Kong Public Offer Shares to be withdrawn from CCASS and transferred into your name (or, if you are joint applicants, to the name of the first-named applicant) at your own risk and costs; (iii) to cause such allotted Hong Kong Public Offer Shares to be issued in your name (or, if you are a joint applicant, in the name of the first-named applicant) and in such a case, to post the certificates for such allotted Hong Kong Public Offer Shares at your own risk to the address on the application form by ordinary post or to make available the same for your collection;
- agree that each of HKSCC and HKSCC Nominees may adjust the number of Hong Kong Public Offer Shares allocated to you and issued in the name of HKSCC Nominees;
- agree that neither HKSCC nor HKSCC Nominees shall have any liability for the information and representations not so contained in the Prospectus and this Application Form; and
- agree that neither HKSCC nor HKSCC Nominees shall be liable to you in any way.

The Company, the Joint Global Coordinators, the Underwriters, other parties involved in the Global Offering and their respective directors, officers, employees, partners, agents and advisers are entitled to rely on any warranty, representation or declaration made by you in this application. In the event of the application being made by joint applicants, all the warranties, representations, declarations and obligations expressed to be made, given or assumed by or imposed on the joint applicants shall be deemed to have been made, given and assumed by and imposed on the applicants jointly and severally.

G. Power of attorney

If your application is made through a duly authorized attorney, the Company and the Joint Global Coordinators (or their respective agents and nominees) as agent for the Company may accept your application at their discretion, and subject to any conditions they think fit, including production of evidence of the authority of your attorney. The Company and the Joint Global Coordinators in its capacity as agent for the Company have full discretion to reject or accept any application, in full or in part, without assigning any reason.

H. Determination of Offer Price

The Offer Price is expected to be fixed by agreement between the Joint Global Coordinators (on behalf of the Underwriters) and the Company on or around Wednesday, 13 December, 2006 and, in any event, not later than Sunday, 17 December, 2006. Applicants for Hong Kong Public Offer Shares are required to pay, on application, the maximum offer price of HK$4.05 for each Hong Kong Public Offer Share together with 1% brokerage, 0.004% SFC transaction levy and 0.005% Hong Kong Stock Exchange trading fee, subject to refund if the Offer Price should be lower than HK$4.05. Please note that the Price Determination Date, being the date on which the Offer Price is to be determined, is expected to be on or around Wednesday, 13 December, 2006, which is during the time period in which application may be made for Hong Kong Public Offer Shares. The fixed Offer Price will be announced together with the result of application of the Hong Kong Public Offering on Monday, 18 December, 2006 in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese). The Joint Global Coordinators (on behalf of the Underwriters and with the Company's consent) may reduce the number of Offer Shares and/or the indicative offer price range below that stated in the Prospectus (which is HK$3.20 to HK$4.05 per Hong Kong Public Offer Share) at any time prior to the morning of the last day for lodging applications under the Hong Kong Public Offering. In such a case, notices of the reduction in the number of Offer Shares and/or the indicative offer price range will be published in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) no later than the morning of the day which is the last day for lodging applications under the Hong Kong Public Offering. Applications should have regard to the possibility that any announcement of a reduction in the number of Offer Shares and/or the indicative offer price range may not be made until that time. If applications for Hong Kong Public Offer Shares have been submitted prior to the day which is the last day for lodging applications under the Hong Kong Public Offering, then even if the number of Offer Shares and/or the indicative offer price range is reduced, such applications cannot be subsequently withdrawn. If, for any reason, the Offer Price is not agreed between the Company and the Joint Global Coordinators (on behalf of the Underwriters) on or before Sunday, 17 December, 2006, the Global Offering will not proceed.

Allotment of Hong Kong Public Offer Shares

Subject to the terms and conditions as set out herein and in the Prospectus, the application for the Hong Kong Public Offer Shares will not be processed and no allotment of any such Hong Kong Public Offer Shares will be made until the closing of the application lists. No allotment shall be made later than Monday, 11 December, 2006.

The Company expects to announce the basis of allotment and results of applications of the Hong Kong Public Offering and the Hong Kong Identity Cards/passports/Hong Kong Business Registration Certificate numbers of successful applicants (where supplied) under the Hong Kong Public Offering on Monday, 18 December, 2006 in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese).

If your application for Hong Kong Public Offer Shares is successful (in whole or in part)

If your application is wholly or partially successful, your share certificate(s) (subject to their becoming valid certificates of title provided that the Hong Kong Public Offering has become unconditional and not having been terminated, which is expected to be around 8:00 a.m. on Tuesday, 19 December, 2006) will be issued in the name of HKSCC Nominees and deposited directly into CCASS for credit to your CCASS Investor Participant stock account or the stock account of your designated CCASS Participant as instructed by you in your application form at the close of business on Monday, 18 December, 2006 or, in the event of a contingency, on any other date as shall be determined by HKSCC or HKSCC Nominees.

- **If you are applying through a designated CCASS Participant (other than a CCASS Investor Participant):** For Hong Kong Public Offer Shares credited to the stock account of your designated CCASS Participant (other than a CCASS Investor Participant), you can check the number of Hong Kong Public Offer Shares allotted to you with that CCASS Participant.
- **If you are applying as a CCASS Investor Participant:**
  The Company expects to publish the results of CCASS Investor Participants' applications together with the results of the Hong Kong Public Offering in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) on Monday, 18 December, 2006. You should check the announcement published by the Company and report any discrepancies to HKSCC before 5:00 p.m. on Monday, 18 December, 2006 or such other date as shall be determined by HKSCC or HKSCC Nominees. Immediately after the credit of the Hong Kong Public Offer Shares to your stock account, you can check your new account balance via the CCASS Phone System and CCASS Internet System (under the procedures contained in HKSCC's "An Operating Guide for Investor Participants" in effect from time to time). HKSCC will also make available to you an activity statement showing the number of Hong Kong Public Offer Shares credited to your stock account.

The Company will not issue temporary documents of title. Share certificates will only become valid certificates of title provided that the Hong Kong Public Offering has become unconditional and not having been terminated in accordance with its terms. No receipt will be issued for application monies paid. In the event that the Offer Price is less than the price per Hong Kong Public Offer Shares paid by you, the surplus application money (including 1% brokerage, 0.004% SFC transaction levy and 0.005% Hong Kong Stock Exchange trading fee attributable to such surplus) will be refunded to you without interest.

Circumstances in which you will not be allotted Hong Kong Public Offer Shares

You may not be allotted Hong Kong Public Offer Shares if:

1. **Full discretion of the Company or its agents to reject or accept your application**
   The Company and the Joint Global Coordinators in their capacity as agent for the Company, or their respective agent and nominee, have full discretion to reject or accept any application, in whole or in part, without assigning any reason therefor.
2. **If your application is revoked or withdrawn**
   By completing and submitting this application form, you agree that you cannot revoke your application on or before Saturday, 6 January, 2007. This agreement will take effect as a collateral contract with the Company, and will become binding when you lodge your application form. This collateral contract will be in consideration of the Company agreeing that it will not offer any Hong Kong Public Offer Shares to any person on or before Saturday, 6 January, 2007 except by means of one of the procedures referred to in the Prospectus.
   You may only revoke your application on or before Saturday, 6 January, 2007 if a person responsible for the Prospectus under section 40 of the Companies Ordinance (as applied by section 342E of the Companies Ordinance) gives a public notice under that section which excludes or limits the responsibility of that person for this Prospectus.
   If any supplement to the Prospectus is issued, applicant(s) who have already submitted an application may or may not (depending on the information contained in the supplement) be notified that they can withdraw their applications. If applicant(s) have not been so notified, or if applicant(s) have been notified but have not withdrawn their applications in accordance with the procedure to be notified, all applications that have been submitted remain valid and may be accepted. Subject to the above, an application once made is irrevocable and applicants shall be deemed to have applied on the basis of the Prospectus as supplemented.
   If your application has been accepted, it cannot be revoked or withdrawn. Acceptance of application will be constituted by notification to the press of the results of allocation and, where such basis of allocation is subject to certain conditions or provides for allocation by ballot, such acceptance will be subject to satisfaction of such conditions or the results of such ballot, respectively.
3. **If the allotment of Hong Kong Public Offer Shares is void**
   Your allotment of Hong Kong Public Offer Shares will be void if the Listing Committee of the Hong Kong Stock Exchange does not grant permission to list the H Shares either:
   - within three weeks from the closing of the application lists; or
   - within a longer period of up to six weeks if the Listing Committee of the Hong Kong Stock Exchange notifies the Company of that longer period within three weeks of the closing of the application lists.
4. **You made applications under the Hong Kong Public Offering as well as the International Offering**
   Your application will be rejected if:
   - you make multiple applications or suspected multiple applications; or
   - you or the person for whose benefit you are applying have applied for or taken up, or indicated an interest for or have been or will be placed or allocated (including conditionally and/or provisionally) Hong Kong Public Offer Shares and/or International Offering Shares in the International Offering.

* for identification purposes only

Please use this form if you want the Hong Kong Public Offer Shares to be issued in the name of HKSCC Nominees Limited ("HKSCC Nominees") and deposited directly into the Central Clearing and Settlement System ("CCASS") for credit to your CCASS Investor Participant stock account or the stock account of your designated CCASS Participant

By filling in this application form, you agree not to apply for Hong Kong Public Offer Shares as well as International Offering Shares under the International Offering. Reasonable steps will be taken to identify and reject applications under the Hong Kong Public Offering from investors who have received International Offering Shares in the International Offering and to identify and reject indications of interest in the International Offering from investors who have received Hong Kong Public Offer Shares in the Hong Kong Public Offering.

5. **Incorrect payment**
You will not receive any allocation of Hong Kong Public Offer Shares if your payment is not made correctly.

6. **If your application is not accepted**
Your application will not be accepted if:
- the Hong Kong Underwriting Agreement and the International Underwriting Agreement do not become unconditional; or
- the Hong Kong Underwriting Agreement or the International Underwriting Agreement is terminated in accordance with their respective terms.

7. **Application form not filled in correctly**
Your application will be rejected if your application form is not filled in correctly in accordance with the instructions.

8. **Dishonoured cheque or banker's cashier order**
Your application will be rejected if you pay by cheque or banker's cashier order and the cheque or banker's cashier order is dishonoured on its first presentation.

9. **If you apply for more than 50% of the Hong Kong Public Offer Shares**
Your application will be rejected if you apply for more than 50% of the Hong Kong Public Offer Shares initially being offered to the public for subscription.

Refund of your money

If you do not receive any Hong Kong Public Offer Shares for any of the above reasons, the Company will refund to you your application monies (including the related 1% brokerage, 0.004% SFC transaction levy and 0.005% Hong Kong Stock Exchange trading fee). No interest will be paid thereon. All interests accrued on your application monies prior to the date of despatch or collection of the refund cheque will be retained for the benefit of the Company. If your application is accepted only in part, the Company will refund to you the appropriate portion of your application monies (including the related 1% brokerage, 0.004% SFC transaction levy and 0.005% Hong Kong Stock Exchange trading fee) without interest. If the Offer Price as finally determined is less than the maximum Offer Price of HK$4.05 per H Share paid on application, the Company will refund to you the surplus application monies together with the related 1% brokerage, 0.004% SFC transaction levy and 0.005% Hong Kong Stock Exchange trading fee attributable to the surplus application monies, without interest.

In a contingency situation involving a substantial over-subscription, at the discretion of the Company, the Joint Global Coordinators and the Joint Lead Managers, cheques for applications for certain small denominations of Hong Kong Public Offer Shares (apart from successful applications) may not be cleared. All refunds will be by cheque crossed "Account Payee Only", and made out to you, or, if you are a joint applicant, to the first-named applicant on your Application Form. Part of your Hong Kong Identity Card number/passport number, or, if you are joint applicants, part of the Hong Kong Identity Card number/passport number of the first-named applicant, provided by you may be printed on your refund cheque, if any. Such data would also be transferred to a third party for refund purpose. Your banker may require verification of your Hong Kong Identity Card number/passport number before encashment of your refund cheque. Inaccurate completion of your Hong Kong Identity Card number/passport number may lead to delay in encashment of or may invalidate your refund cheque.

If you have applied for 1,000,000 Hong Kong Public Offer Shares or above and have indicated on your application form that you wish to collect your refund cheque(s) (if any) in person, you may collect it from:

Computershare Hong Kong Investor Services Limited
Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong

between 9 a.m. and 1 p.m. on the date notified by the Company in the newspapers as the date of collection of refund cheques/despatch of H share certificates. The date of collection is expected to be on Monday, 18 December, 2006.

If you are an individual who opts for personal collection you must not authorise any other person to make collection on your behalf. You must produce evidence of identity (which must be acceptable to Computershare Hong Kong Investor Services Limited) for collection of your refund cheque(s). If you are a corporate applicant and opt for personal collection you must attend by your authorised representative bearing a letter of authorisation from your corporation stamped with your corporation's chop. Such authorised representative must produce at the time of collection, evidence of identity acceptable to Computershare Hong Kong Investor Services Limited.

If you do not collect your refund cheque(s) personally within the time specified for collection, it/they will be despatched to you by ordinary post to the address on this Application Form at your own risk.

If you have applied for less than 1,000,000 Hong Kong Public Offer Shares or you have applied for 1,000,000 Hong Kong Public Offer Shares or more but have not indicated on your Application Form that you wish to collect your refund cheque personally, your refund cheque will be sent to the address on your application form on the date of despatch, which is expected to be on Monday, 18 December, 2006, by ordinary post and at your own risk.

It is intended that special efforts will be made to avoid undue delay in refunding monies where appropriate.

Personal Data

Personal Information Collection Statement

The main provisions of the Personal Data (Privacy) Ordinance (the "Ordinance") came into effect in Hong Kong on 20 December 1996. This Personal Information Collection Statement informs the applicant for and holder of Hong Kong Public Offer Shares of the policies and practices of the Company and its H Share registrar in relation to personal data and the Ordinance.

1. **Reasons for the collection of your personal data**
From time to time it is necessary for applicants for securities or registered holders of securities to supply their latest correct personal data to the Company or its agents and the H Share registrar when applying for securities or transferring securities into or out of their names or in procuring the services of the registrars.
Failure to supply the requested data may result in your application for securities being rejected, delay or the inability of the Company or its H Share registrar to effect transfers or otherwise render their services. It may also prevent or delay registration of transfers of the Hong Kong Public Offer Shares which you have successfully applied for and/or the despatch of share certificate(s) and/or the despatch or encashment of refund cheque(s) to which you are entitled.
It is important that holders of securities inform the Company and the H Share Registrar immediately of any inaccuracies in the personal data supplied.

2. **Purposes**
The personal data of the holders of securities may be used, held and/or stored (by whatever means) for the following purposes:
- processing of your application and refund cheque, where applicable, and verification of compliance with the terms and application procedures set out in this application form and the Prospectus;
- registering new issues or transfers into or out of the names of holders of securities including, where applicable, HKSCC Nominees;
- maintaining or updating the register of holders of securities of the Company;
- conducting or assisting the conduct of signature verifications, any other verification or exchange of information;
- establishing benefit entitlements, such as dividends, rights issues and bonus issues;
- distributing communications from the Company and its subsidiaries;
- compiling statistical information and shareholder profiles;
- making disclosures as required by laws, rules or regulations;
- disclosing relevant information to facilitate claims on entitlements; and
- any other incidental or associated purposes relating to the above and/or to enable the Company and the registrar to discharge their obligations to holders of securities and/or regulators and/or any other purposes to which the holders of securities may from time to time agree.

3. **Transfer of personal data**
Personal data held by the Company and its H Share registrar relating to the holders of securities will be kept confidential but the Company and its H Share registrar may, to the extent necessary for achieving the above purposes or any of them, make such enquiries as they consider necessary to confirm the accuracy of the personal data and in particular, they may disclose, obtain, transfer (whether within or outside Hong Kong) the personal data of the holders of securities to, from or with any and all of the following persons and entities:
- the Company or its appointed agents such as financial advisers and receiving bankers;
- where applicants for securities request deposit into CCASS, HKSCC or HKSCC Nominees, who will use the personal data for the purposes of operating CCASS;
- any agents, contractors or third-party service providers who offer administrative, telecommunications, computer, payment or other services to the Company or the registrars in connection with the operation of their respective businesses;
- any regulatory or governmental bodies (including the Hong Kong Stock Exchange and the SFC); and
- any other persons or institutions with which the holders of securities have or propose to have dealings, such as their bankers, solicitors, accountants or stockbrokers, etc.

4. **Access to and correction of personal data**
The Ordinance provides the holders of securities with rights to ascertain whether the Company or the H Share registrar hold their personal data, to obtain a copy of that data, and to correct any data that is inaccurate. In accordance with the Ordinance, the Company and the registrars have the right to charge a reasonable fee for the processing of any data access request. All requests for access to data or correction of data or for information regarding policies and practices and kinds of data held should be addressed to the Company for the attention of the Company secretary or (as the case may be) the H Share registrar for the attention of the Privacy Compliance Officer.
By signing this application form, you agree to all of the above.

How to make your application

1. Use the table set out below to calculate how much you must pay for the number of Hong Kong Public Offer Shares you want to subscribe for. Your application must be for a minimum of 1,000 Hong Kong Public Offer Shares. Applications must be in one of the numbers set out in the table below. No application for any other number of Hong Kong Public Offer Shares will be considered and any such application is liable to be rejected. The table also sets out the total amount payable for such multiples of Hong Kong Public Offer Shares up to 81,160,000 Hong Kong Public Offer Shares. On application, you must pay the maximum offer price of HK$4.05 per Hong Kong Public Offer Share, plus 1% brokerage, 0.004% SFC transaction levy and 0.005% Hong Kong Stock Exchange trading fee. The table below sets out the total amount payable for certain numbers of the Hong Kong Public Offer Shares.

2. Complete the form and sign it. Only written signatures will be accepted.
If you are applying through a designated CCASS Participant (other than a CCASS Investor Participant):
- the designated CCASS Participant or its authorised signatories must sign in the appropriate box in the application form; and
- the designated CCASS Participant must endorse the application form with its company chop (bearing its company name) and insert its participant I.D. in the appropriate box in the application form.

If you are applying as an individual CCASS Investor Participant:
- the application form must contain your name and Hong Kong Identity Card number; and
- you must insert your participant I.D. and sign in the appropriate box in the application form.

If you are applying as a joint individual CCASS Investor Participant:
- the application form must contain all joint CCASS Investor Participants' names and the Hong Kong Identity Card numbers of all the joint CCASS Investor Participants; and
- your participant I.D. must be inserted and authorised signatory(ies) of your stock account must sign in the appropriate box in the application form.

If you are applying as a corporate CCASS Investor Participant:
- the application form must contain your company name and Hong Kong Business Registration number; and
- your participant I.D. and your company chop (bearing your company name) endorsed by your authorised signatory(ies) must be inserted in the appropriate box in the application form.

Signature(s), number of signatories and form of chop, where appropriate, should match with the records kept by HKSCC.
Incorrect or incomplete details of the CCASS Participant or the omission or inadequacy of authorised signatory(ies) (if applicable), participant I.D. or other similar matters may render your application invalid.

3. Staple your cheque or banker's cashier order to the form. You must pay for the Hong Kong Public Offer Shares applied for by one cheque or by one banker's cashier order.
Each application must be accompanied by either one separate cheque or one separate banker's cashier order.

If you pay by cheque, the cheque must:
- be in Hong Kong dollars;
- be drawn on your Hong Kong dollar bank account in Hong Kong;
- show your account name. This name must either be pre-printed on the cheque, or be endorsed on the back by a person authorised by the bank. This account name must correspond with your name. If it is a joint application, the account name must be the same as the name of the first-named applicant;
- be payable to "Bank of China (Hong Kong) Nominees Limited – China Coal Energy Public Offer";
- be crossed "Account Payee Only";
- each application must be accompanied by either a separate cheque or banker's cashier order; and
- the cheque must not be post-dated.

Your application will be rejected if your cheque:
- does not meet all these requirements; or
- is dishonoured upon its first presentation.

If you pay by banker's cashier order:
- you must purchase the banker's cashier order, and have your name certified on the back by a person authorised by the bank. The name on the banker's cashier order and the name on the application form must be the same. If it is a joint application, the name on the back of the banker's cashier order must be the same as the name of the first-named applicant;
- the banker's cashier order must be made payable to "Bank of China (Hong Kong) Nominees Limited – China Coal Energy Public Offer";
- the banker's cashier order must be crossed "Account Payee Only"; and
- the banker's cashier order must not be post-dated.

Your application may be rejected if your banker's cashier order does not meet all these requirements.

4. Tear off the Application Form, fold it once and lodge it in one of the special collection boxes at any one of the following branches of Bank of China (Hong Kong) Limited, Bank of Communications Co., Ltd., Hong Kong Branch, and Standard Chartered Bank (Hong Kong) Limited:

(a) **Bank of China (Hong Kong) Limited**

	Branch Name	Address
Hong Kong Island:	Bank of China Tower Branch	3/F, 1 Garden Road, Central
	Central District (Wing On House) Branch	71 Des Voeux Road Central
	409 Hennessy Road Branch	409-415 Hennessy Road, Wan Chai
	North Point (Kiu Fai Mansion) Branch	413-415 King's Road, North Point
	Taikoo Shing Branch	G1006-7, Hoi Sing Mansion, Taikoo Shing
	Wan Tsui Road Branch	4 Lan Shing Road, Chai Wan
Kowloon:	Mong Kok (President Commercial Centre) Branch	608 Nathan Road, Mong Kok
	To Kwa Wan Branch	80N To Kwa Wan Road, To Kwa Wan
	Humphrey's Avenue Branch	4-4A Humphrey's Avenue, Tsim Sha Tsui
	Kwun Tong Branch	20-24 Yue Man Square, Kwun Tong
	Whampoa Garden Branch	Shop G8B, Site 1, Whampoa Garden, Hung Hom
	Mei Foo Mount Sterling Mall Branch	Shop N47-49 Mount Sterling Mall, Mei Foo Sun Chuen
New Territories:	Castle Peak Road (Tsuen Wan) Wealth Management Centre	167 Castle Peak Road, Tsuen Wan
	Lucky Plaza Branch	Lucky Plaza, Wang Pok Street, Shatin
	Castle Peak Road (Yuen Long) Branch	162 Castle Peak Road, Yuen Long

(b) **Bank of Communications Co., Ltd., Hong Kong Branch**

	Branch Name	Address
Hong Kong Island:	Hong Kong Branch	20 Pedder Street, Central, Hong Kong
	Central District Sub-Branch	G/F., 123-125A Des Voeux Road, Central
	North Point Sub-Branch	442-445 King's Road, North Point
	Chaiwan Sub-Branch	121-121A Wan Tsui Road, Chaiwan
Kowloon:	Mongkok Sub-Branch	Shops A&B, G/F., Hua Chiao Commercial Centre, 678 Nathan Road, Mongkok
	Kwun Tong Sub-Branch	Shop A on G/F & 1/F., 55 Hong Ning Road, Kwun Tong, Kowloon
	Jordan Sub-Branch	37U Jordan Road, Jordan Road, Kowloon
	Lam Tin Sub-Branch	63-65 Kai Tin Road, Lam Tin
	Ngau Tau Kok Sub-Branch	Shop G1, G/F., Phase 1, Amoy Plaza, 77 Ngau Tau Kok Road
New Territories:	Tseung Kwan O Sub-Branch	Shops 253-255, Metro City Shopping Arcade, Phase I, Tseung Kwan O
	Tai Po Sub-Branch	Shop 1, Wing Fai Plaza, 29-35 Ting Kok Road, Tai Po
	Market Street Sub-Branch	53 Market Street, Tsuen Wan

(c) **Standard Chartered Bank (Hong Kong) Limited**

	Branch Name	Address
Hong Kong Island:	Des Voeux Road Branch	Standard Chartered Bank Building, 4-4A, Des Voeux Road Central, Central
	88 Des Voeux Road Branch	88 Des Voeux Road Central, Central
	Causeway Bay Branch	1 Sugar Street, Causeway Bay
	Wanchai Southorn Branch	Shop 3&4, G/F Shanghai Industrial Investment Building, 50-52 Hennessy Road, Wanchai
	Hennessy Road Branch	399 Hennessy Road, Wanchai
	Aberdeen Branch	Shop 4A, G/F, Aberdeen Centre, No. 6 Nam Ning Street, Aberdeen
Kowloon:	Chatham Road Branch	Shop No. 1,2,3, G/F, Katherine House, No. 53-55 Chatham Road South, Tsimshatsui
	Kwun Tong Branch	88-90 Hoi Yuen Street, Kwun Tong
	Yaumati Branch	546-550 Nathan Road, Yaumati
	Tseung Kwan O Branch	Shop 107, 1/F, Hau Tak Shopping Centre, Hau Tak Estate, Tseung Kwan O
	Telford Gardens Branch	Shop P9-12, Telford Centre, Telford Gardens, Tai Yip Street, Kwun Tong
New Territories:	Tsuen Wan Branch	Shop C G/F & 1/F, Jade Plaza, no. 298 Sha Tsui Road, Tsuen Wan
	Maritime Square Branch	Shop 308E, Level 3, Maritime Square, Tsing Yi
	Yuen Long Branch	140, Yuen Long Main Road, Yuen Long
	Tuen Mun Town Plaza Branch	Shop No. G047 - G052, Tuen Mun Town Plaza Phase I, Tuen Mun

5. Your Application Form can be lodged at these times:

Wednesday, 6 December, 2006	–	9:00 a.m. to 4:30 p.m.
Thursday, 7 December, 2006	–	9:00 a.m. to 4:30 p.m.
Friday, 8 December, 2006	–	9:00 a.m. to 4:30 p.m.
Saturday, 9 December, 2006	–	9:00 a.m. to 12:30 p.m.
Monday, 11 December, 2006	–	9:00 a.m. to 12:00 noon

6. The latest time for lodging your application is 12:00 noon on Monday, 11 December, 2006. The application lists will be open between 11:45 a.m. and 12:00 noon on that day, subject only to the weather conditions. The application lists will not be open if there is:
- a tropical cyclone warning signal number 8 or above, or
- a "black" rainstorm warning signal

in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon on Monday, 11 December, 2006. Instead they will be open between 11:45 a.m. and 12:00 noon on the next Business Day which does not have either of those warnings in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon.
Business Day means a day that is not a Saturday, Sunday or a public holiday in Hong Kong.

7. The right is reserved to present all or any remittance for payment. However, your cheque or banker's cashier order will not be presented for payment before 12:00 noon on Monday, 11 December, 2006. The Company will not give you a receipt for your payment. The Company will keep any interest accrued on your application monies (up until, in the case of monies to be refunded, the date of despatch of refund cheques). The right is also reserved to retain any share certificates and/or any surplus application monies or refunds pending clearance of your cheque or banker's cashier order.

NUMBER OF SHARES THAT MAY BE APPLIED FOR AND PAYMENTS

No. of Public Offer Shares applied for	Amount payable on application	No. of Public Offer Shares applied for	Amount payable on application	No. of Public Offer Shares applied for	Amount payable on application	No. of Public Offer Shares applied for	Amount payable on application
	HK$		HK$		HK$		HK$
1,000	4,090.86	45,000	184,088.90	700,000	2,863,605.15	10,000,000	40,908,645.00
2,000	8,181.73	50,000	204,543.23	800,000	3,272,691.60	15,000,000	61,362,967.50
3,000	12,272.60	60,000	245,451.87	900,000	3,681,778.05	20,000,000	81,817,290.00
4,000	16,363.46	70,000	286,360.52	1,000,000	4,090,864.50	25,000,000	102,271,612.50
5,000	20,454.32	80,000	327,269.16	1,500,000	6,136,296.75	30,000,000	122,725,935.00
6,000	24,545.19	90,000	368,177.81	2,000,000	8,181,729.00	35,000,000	143,180,257.50
7,000	28,636.05	100,000	409,086.45	2,500,000	10,227,161.25	40,000,000	163,634,580.00
8,000	32,726.92	150,000	613,629.68	3,000,000	12,272,593.50	45,000,000	184,088,902.50
9,000	36,817.78	200,000	818,172.90	3,500,000	14,318,025.75	50,000,000	204,543,225.00
10,000	40,908.65	250,000	1,022,716.13	4,000,000	16,363,458.00	60,000,000	245,451,870.00
15,000	61,362.97	300,000	1,227,259.35	4,500,000	18,408,890.25	70,000,000	286,360,515.00
20,000	81,817.29	350,000	1,431,802.58	5,000,000	20,454,322.50	81,160,000[1]	332,014,562.82
25,000	102,271.61	400,000	1,636,345.80	6,000,000	24,545,187.00		
30,000	122,725.94	450,000	1,840,889.03	7,000,000	28,636,051.50		
35,000	143,180.26	500,000	2,045,432.25	8,000,000	32,726,916.00		
40,000	163,634.58	600,000	2,454,518.70	9,000,000	36,817,780.50		

[1] Maximum number of Public Offer Shares you may apply for.

如欲以香港中央結算(代理人)有限公司(「香港結算代理人」)的名義登記所獲發行的香港公開發售股份，並直接存入中央結算及交收系統(「中央結算系統」)，以記存於 閣下的中央結算系統投資者戶口持有人股份賬戶或 閣下指定的中央結算系統參與者股份賬戶，請用本表格

中煤

CHINA COAL ENERGY COMPANY LIMITED*

中國中煤能源股份有限公司

(於中華人民共和國註冊成立的股份有限公司)

全球發售

申請條件

甲. 申請人資格

1. 閣下作為申請人及 閣下為其利益作出申請的任何人士必須年滿18歲或以上並須有香港地址。
2. 如 閣下屬商號，則須以個人成員的名義而非以商號的名義作出認購申請。聯名申請人數不得超過4名。
3. 如 閣下屬法人團體，申請表格須由該法人團體正式授權的負責人簽署，並須註明簽署人的職銜。
4. 除非香港聯合交易所有限公司證券上市規則(「香港上市規則」)准許，倘 閣下為下列人士，則不得申請認購任何香港公開發售股份：
   - 本公司股份的現有實益擁有人；
   - 本公司或其任何附屬公司的行政總裁、董事或監事；
   - 本公司的關連人士(定義見香港上市規則)或緊隨全球發售完成後將成為本公司關連人士的人士；
   - 以上任何人士的聯繫人(「聯繫人」一詞的定義見香港上市規則)；
   - 中華人民共和國(不包括香港、澳門及台灣)的法人或自然人，或美國人士(定義見1933年美國證券法(經修訂)規例S)；或
   - 無香港地址的人士。

乙. 倘 閣下為代名人

只有 閣下為代名人時，方可以提交超過一份認購香港公開發售股份的申請。在此情況下， 閣下可：(i)透過中央結算系統向香港結算發出電子認購指示(倘 閣下為中央結算系統參與者)；或(ii)使用白色或黃色申請表格作出申請，並以 閣下名義代表不同實益擁有人提交超過一項申請。

閣下必須在本申請表格上註有「由代名人遞交」一欄內填上各實益擁有人(或如屬聯名實益擁有人，則為每名該等實益擁有人)的：

- 賬戶號碼；或
- 其他識別編碼。

如 閣下未填妥上述資料，則該項申請將被視作為 閣下的利益而提交。

丙. 僅可為 閣下的利益提交一份認購申請

重複申請或疑屬重複申請將不獲受理。除上文所述者外，倘若 閣下或 閣下與聯名申請人作出以下事宜， 閣下的所有申請(包括香港結算代理人根據電子認購指示提出的申請)將被視為重複申請而不獲受理：

- (個人或聯同他人)使用白色或黃色申請表格，或透過中央結算系統向香港結算發出電子認購指示(如 閣下為中央結算系統投資者戶口持有人或透過一名中央結算系統結算或託管商參與者提出申請)提出超過一份申請；或
- (個人或聯同他人)以一份白色申請表格與一份黃色申請表格或以白色或黃色申請表格及透過中央結算系統向香港結算發出電子認購指示作出申請；或
- (個人或聯同他人)以一份白色或黃色申請表格，或透過中央結算系統向香港結算發出電子認購指示(如 閣下為中央結算系統投資者戶口持有人或透過一名中央結算系統結算或託管商參與者提出申請)，提出申請香港公開發售股份項下初步可供公眾人士認購的H股50%以上；或
- 已申請或接納或表示有意認購或已獲配售或將獲配售(包括有條件及／或暫時性質)國際發售的國際發售股份或以其他方式已參與或將參與國際發售。

除上述者外，如任何超過一份為 閣下的利益提出的認購申請(包括香港結算代理人根據電子認購指示提出的申請)，則 閣下所有認購申請均將視作重複認購申請而不獲受理。如申請由非上市公司作出，且

- 該公司的唯一業務為證券買賣；及
- 閣下對該公司行使法定控制權，

則該項申請將視作為 閣下本身利益提出。

非上市公司指並無任何股本證券在香港聯交所上市的公司。

法定控制權指 閣下：

- *控制一間公司董事會的組成；或*
- *控制一間公司過半數的投票權；或*
- *持有一間公司過半數的已發行股本(惟並無附帶權利可參與超出某個特定金額的任何溢利或資本分派的任何部分股本)。*

丁. 香港公開發售股份的分配－A組及B組

就分配而言，根據香港公開發售初步提呈以供認購的162,320,000股香港公開發售股份(已計入香港公開發售及國際發售間所需分配任何發售股份數目的調整)將分為兩組：A組及B組。A組的香港公開發售股份將按公平基準分配予申請認購總額(不包括1%經紀佣金、0.004%證監會交易徵費及0.005%香港聯交所交易費)為5,000,000港元或以下的香港公開發售股份的成功申請人。B組的香港公開發售股份將按公平基準分配予申請認購總額(不包括1%經紀佣金、0.004%證監會交易徵費及0.005%香港聯交所交易費)為5,000,000港元以上及最多為B組總值的香港公開發售股份的成功申請人。 閣下應注意，A組及B組申請所獲的分配比例可能有所不同。如任何一組(但非兩組)的香港公開發售股份出現認購不足的情況，則該組剩餘的香港公開發售股份將轉撥往另一組，以補足另一組的需求，並作出相應分配。 閣下僅可獲分配A組或B組其中一組而非兩組的香港公開發售股份。重複或疑屬重複申請以及超出81,160,000股香港公開發售股份的申請將不獲受理。根據香港公開發售向投資者分配香港公開發售股份(A組及B組)，可純粹按香港公開發售項下所接獲的有效申請的數量而定。分配基準可依據申請人有效申請的香港公開發售股份數目而有所不同，即使香港公開發售股份的分配可能包括抽籤(如適用)，即意味部分申請人獲分配數目可能較其他申請同一數目香港公開發售股份的人士為高，而未中籤的申請人則可能不獲發任何香港公開發售股份。

戊. 補充資料

倘就招股說明書刊發任何補充，已遞交申請的申請人可能會(視乎補充文件所載資料而定)獲通知可撤回其申請。倘申請人未獲發通知，或申請人接獲通知但並無根據所通知的程序撤回申請，則所有已遞交的申請仍屬有效及可能獲接納。在上文所規限下，申請一經提出即不可撤回，而申請人將被視作根據經補充的招股說明書提出申請。

己. 填妥及遞交本申請表格的效用

本申請表格一經填妥及遞交，即表明 閣下(如屬聯名申請人，則各聯名申請人共同及個別)代表本身，或作為代理人或代名人代表委託 閣下作為代理人或代名人的每位人士：

- 指示及授權本公司及／或聯席全球協調人(或彼等各自的代理人或代名人)(作為本公司代理人)代表 閣下簽立任何過戶表格、成交單據或其他文件，並根據公司章程的規定，代表 閣下進行所有其他必要事宜，以將任何分配予 閣下的香港公開發售股份，以香港結算代理人的名義登記，以及以其他方式令招股說明書及本申請表格所述的安排得以進行；
- 承諾簽署所有必要文件及進行所有必要事宜，以及根據公司章程規定，令香港結算代理人登記為 閣下獲分配香港公開發售股份的持有人；
- 聲明及保證 閣下明白香港公開發售股份並未亦將不會根據美國證券法登記，而 閣下填寫本申請表格時身處美國境外(定義見規例S)，且並非美國人士(定義見規例S及美國證券法)；
- 確認 閣下已收取招股說明書， 閣下申請時，僅依賴招股說明書所載資料及陳述，而並無依賴任何其他資料及陳述(招股說明書的任何補充文件所載者除外)；
- 同意本公司、董事、聯席全球協調人、包銷商、參與全球發售的任何其他人士以及任何彼等各自的董事、負責人員、僱員、合夥人、代理人或顧問，僅須對本招股說明書、申請表格及本招股說明書任何補充文件所載的資料及陳述負責；
- 同意(在不損害 閣下可能擁有的任何其他權利的情況下) 閣下的申請一經接納， 閣下不可因無意的失實陳述而撤銷申請，而除按招股說明書所規定者以外， 閣下不得撤回申請；
- (倘申請是為 閣下本身的利益作出)保證是項申請是為 閣下的利益使用白色或黃色申請表格或透過中央結算系統向香港結算發出電子認購指示的唯一申請；
- (倘申請是由代理人代表 閣下作出)保證 閣下已有效及不可撤回地賦予 閣下的代理人一切所需權力及授權以作出是項申請；
- (倘 閣下為其他人士的代理人)保證已向該其他人士作出合理查詢，是項申請將會或經已是為該人士的利益使用白色或黃色申請表格或透過中央結算系統向香港結算發出電子認購指示提交的唯一申請，而 閣下獲正式授權作為該人士的代理人以簽署本申請表格；
- 承諾及確認 閣下(倘申請是為 閣下的利益作出)或 閣下為其利益作出申請的人士並無申請認購或接納或表示有興趣認購國際發售項下的任何國際發售股份，亦將不會申請認購或接納或表示有興趣認購國際發售項下的任何國際發售股份，亦無以其他方式參與或將參與國際發售；
- 保證 閣下的申請所載的資料均屬真實及準確；
- 同意向本公司、H股過戶登記處、收款銀行、聯席全球協調人、包銷商及／或彼等各自的顧問及代理人披露彼等所需關於 閣下或 閣下為其利益作出本申請的人士的個人資料及任何資料；
- 同意 閣下的申請、其所獲得的任何接納及因此而訂立的合同將受香港法律規管，並按其詮釋；
- 承諾及同意接納 閣下所申請認購或根據本申請獲分配的任何較少數量的香港公開發售股份；
- 授權本公司將以香港結算代理人的名義列入本公司的股東名冊以作為 閣下獲分配的任何香港公開發售股份的持有人，並授權本公司及／或其代理人將任何股票直接存入中央結算系統，而任何退款支票(如有)則以普通郵遞方式按申請表格上所填寫的地址寄予 閣下(或如屬聯名申請人，則寄予在申請表格上排名首位的申請人)，郵誤風險概由 閣下承擔(惟倘 閣下已申請1,000,000股或以上香港公開發售股份，並於申請表格註明 閣下將親身收取退款支票(如有)，則 閣下可於2006年12月18日(星期一)上午九時正至下午一時正親臨香港中央證券登記有限公司領取 閣下的退款支票(如有))；
- 明白本公司、董事及聯席全球協調人將依賴該等聲明及陳述，以決定是否就 閣下的申請分配任何香港公開發售股份， 閣下如作出虛假聲明，可能會遭受檢控；
- 倘香港以外任何地區的法律適用於 閣下的申請，則 閣下同意及保證 閣下會遵守所有該等法律，而本公司、聯席全球協調人、包銷商及其他參與全球發售人士，以及任何彼等各自的董事、僱員、合夥人、代理人、負責人員或顧問，均不會因接納 閣下的購買要約，或根據招股說明書所載的條款及條件因 閣下的權利與義務所產生的任何行動，而違反香港以外的任何法律；
- 同意本公司(為其本身及本公司各股東的利益及因此本公司將因接納全部或部分申請而視為已同意(為其本身及代表其股東))遵守和符合中國公司法、特別規定及公司章程；
- 向本公司、本公司各股東、董事、監事、經理及負責人員表示同意，而本公司(代表其本身及為各董事、監事、經理及負責人員)亦向本公司各股東表示同意，根據公司章程的規定將由公司章程或中國公司法或其他有關法律及行政規例所賦予或施加的任何權利或義務所引致的一切有關本公司事務的爭議及索賠提交仲裁，且提交仲裁將被視為授權仲裁庭進行公開聆訊及公佈其裁決，而有關裁決將為決定性最終裁決；
- 向本公司和本公司各股東表示同意本公司H股持有人可自由轉讓其H股；
- 授權本公司代表 閣下與本公司各董事、監事和負責人員簽訂合同，據此，該等董事、監事和負責人員承諾遵守和符合公司章程規定其對股東應盡的責任；
- 同意 閣下獲分配的任何香港公開發售股份將以香港結算代理人的名義登記，並直接存入香港結算管理的中央結算系統，以記存入 閣下的中央結算系統投資者戶口持有人股份賬戶或 閣下指定的中央結算系統參與者股份賬戶(按 閣下在本申請表格上的選擇而定)；
- 同意香港結算及香港結算代理人均保留其絕對酌情權利(i)不接納任何或部分以香港結算代理人名義向 閣下分配的香港公開發售股份或不接納該等香港公開發售股份存入中央結算系統；(ii)促使該等香港公開發售股份自中央結算系統中提取及轉入 閣下名下(或倘 閣下為聯名申請人，則於名列首位的申請人名下)，有關風險及費用概由 閣下承擔；(iii)並促使該等已配發的香港公開發售股份以 閣下名義(或倘 閣下為聯名申請人，則以名列首位的申請人名義)發行，在該情況下，將該等已配發的香港公開發售股份的股票以普通郵遞方式寄往申請表格所列地址(郵誤風險概由 閣下承擔)或以供 閣下領取；
- 同意香港結算及香港結算代理人各自可調整分配予 閣下及以香港結算代理人名義發行的香港公開發售股份的數目；
- 同意香港結算及香港結算代理人均毋須就招股說明書及本申請表格中未有載附的資料及陳述負上任何責任；及
- 同意香港結算及香港結算代理人均毋須對 閣下負上任何責任。

本公司、聯席全球協調人、包銷商、參與全球發售的其他各方及彼等各自的董事、負責人員、僱員、合夥人、代理人及顧問均有權倚賴 閣下在本認購申請中作出的任何保證、陳述或聲明。倘本申請乃由聯名申請人所作出，所有由聯名申請人明確作出、表示或承擔或施加於聯名申請人的所有保證、陳述、聲明及義務將被視為由申請人共同及個別作出、表示及承擔以及共同及個別施加於申請人。

庚. 授權書

如 閣下透過正式授權的代理人提出申請，本公司及聯席全球協調人(或彼等各自的代理人或代名人)(作為本公司的代理人)可在彼等認為合適的任何條件(包括出示 閣下代理人的授權證明)達致後酌情接納其申請。本公司及擔任本公司代理人的聯席全球協調人可全權酌情拒絕或接納任何申請的全部或部分，而毋須提供任何理由。

辛. 釐定發售價

發售價預期由聯席全球協調人(代表包銷商)及本公司於2006年12月13日(星期三)或該日前後協定，而無論如何不遲於2006年12月17日(星期日)。申請香港公開發售股份的申請人於申請時須支付每股香港公開發售股份的最高發售價4.05港元，另加1%經紀佣金、0.004%證監會交易徵費及0.005%香港聯交所交易費。倘發售價低於4.05港元，則有關的款項將獲退還。倘若有意定價日(即釐定發售價的日期)預計為2006年12月13日(星期三)或前後，即在可申請香港公開發售股份的期間內。本公司將於2006年12月18日(星期一)於《南華早報》(以英文)及《香港經濟日報》(以中文)公佈所釐定的發售價連同香港公開發售的申請結果。聯席全球協調人(代表包銷商及經本公司同意)可於遞交香港公開發售申請表格最後日期早上前隨時調低發售股份數目及／或指示性發售價範圍至低於招股說明書所述者(即每股香港公開發售股份3.20港元至4.05港元)。在該情況下，本公司將會不遲於遞交香港公開發售申請表格最後日期早上在《南華早報》(以英文)及《香港經濟日報》(以中文)刊登調低發售股份數目及／或指示性發售價範圍的公佈。申請人須注意，有關調低發售股份數目及／或指示性發售價範圍的公佈有可能直至該日方會刊登。倘申請人根據香港公開發售遞交申請的最後日期前已遞交香港公開發售股份的申請，則即使如此調低發售股份數目及／或指示性發售價範圍，該等申請其後亦不得撤回。倘本公司與聯席全球協調人(代表包銷商)於2006年12月17日(星期日)或之前因任何原因未能協定發售價，則全球發售將不會進行。

香港公開發售股份的配發

在本申請表格及招股說明書所載條件及條款規限下，登記認購申請結束前概不會處理香港公開發售股份的申請，亦不會配發任何該等香港公開發售股份。2006年12月11日(星期一)以後將不會配發該等股份。

本公司預期於2006年12月18日(星期一)在《南華早報》(以英文)及《香港經濟日報》(以中文)公佈香港公開發售的分配基準及申請結果，以及香港公開發售的成功申請人的香港身份證號碼／護照號碼／香港商業登記號碼(如有提供)。

倘成功申請認購香港公開發售股份(全部或部分)

如 閣下的申請全部或部分成功， 閣下的股票(倘香港公開發售成為無條件及並無終止，預期為2006年12月19日(星期二)上午八時前後，股票方成為有效的所有權憑證)將以香港結算代理人名義登記，並按 閣下在申請表格的指示於2006年12月18日(星期一)營業時間結束時或(倘出現變故)於香港結算或香港結算代理人釐定的任何其他日期存入中央結算系統，以記存於 閣下的中央結算系統投資者戶口持有人股份賬戶或 閣下指定的中央結算系統參與者股份賬戶。

- 倘 閣下透過指定的中央結算系統參與者(中央結算系統投資者戶口持有人除外)提出申請：香港公開發售股份將記存入 閣下指定的中央結算系統參與者(中央結算系統投資者戶口持有人除外)股份賬戶。 閣下可向該中央結算系統參與者查核所獲配發香港公開發售股份的數目。
- 倘 閣下以中央結算系統投資者戶口持有人身份提出申請：本公司預期2006年12月18日(星期一)在《南華早報》(以英文)及《香港經濟日報》(以中文)刊登中央結算系統投資者戶口持有人的申請結果及香港公開發售的結果。 閣下應查閱本公司刊登的公佈，如有任何差誤，須於2006年12月18日(星期一)或香港結算或香港結算代理人釐定的任何其他日期下午五時正前知會香港結算。香港公開發售股份存入 閣下的股份賬戶後， 閣下即可透過中央結算系統「結算通」電話系統及中央結算系統互聯網系統(根據香港結算當時有效的「投資者戶口持有人操作簡介」所載程序)查詢 閣下賬戶的最新結餘。香港結算亦將向 閣下提供一份活動結單，列明已記存於 閣下股份賬戶的香港公開發售股份數目。

本公司將不會發出臨時所有權文據，股票僅會於香港公開發售成為無條件及並無按其條款終止時才成為有效所有權憑證。本公司不會就所繳交申請款項發出收據。如發售價較 閣下支付的每股香港公開發售股份股價為低，則多收的認購申請款項(包括就該多收款項而收取的1%經紀佣金、0.004%證監會交易徵費及0.005%香港聯交所交易費)將不計利息退還予 閣下。

導致 閣下不獲配發香港公開發售股份的情況

閣下可能因下列情況而不獲配發香港公開發售股份：

1. 本公司或其代理人可全權決定拒絕或接納 閣下的認購申請

   本公司及聯席全球協調人(作為本公司的代理人)或彼等各自的代理人及代名人可全權酌情決定全部或部分拒絕或接納任何認購申請，而毋須就此解釋原因。

2. 如 閣下的認購申請被撤銷或撤回

   一經填妥交回申請表格，即表明 閣下同意不得於2007年1月6日(星期六)或之前撤銷認購申請，而此協議將成為與本公司訂立的附屬合同，在 閣下遞交申請表格後即具有約束力。根據該附屬合同，本公司同意，除按招股說明書所述的任何一項程序外，不會於2007年1月6日(星期六)或之前向任何人士發售任何香港公開發售股份。根據公司條例第40條(按公司條例第342E條施行)，負責招股說明書的人士根據該條例發出公佈，免除或限制其對招股說明書所負責任的情況下， 閣下才可於2007年1月6日(星期六)或之前撤銷申請。

   倘就招股說明書刊發任何補充文件，已提交申請的申請人可能會或可能不會(視乎補充文件所載資料而定)獲通知可撤回其申請。倘申請人未獲發通知，或申請人雖獲通知但並無根據所獲通知的程序撤回申請，則所有經已遞交的申請仍屬有效而可能獲接納。除上文所述者外，申請一經提交即不可撤銷，而申請人則被視為根據已增補的招股說明書而作出申請。

   閣下的申請一經接納，即不可撤銷或撤回。在報章公佈分配結果即構成接納申請。如果有關分配基準受若干條件規限或以抽籤形式分配，則申請能否獲接納須視乎有關條件能否達成或抽籤結果而定。

3. 如香港公開發售股份分配作廢

   倘香港聯交所上市委員會在下列期間並未批准H股上市，則所分配予 閣下的香港公開發售股份(如有)將會作廢：

   - 由截止登記申請起計三個星期內；或
   - 如香港聯交所上市委員會在截止登記申請後三個星期內知會本公司延長有關期間，則最多由截止登記申請起計六個星期內。

4. 閣下根據香港公開發售以及國際發售提出申請

   在下列情況下， 閣下的申請將遭拒絕：

   - 閣下作出重複申請或疑屬重複申請；或
   - 閣下或 閣下為其利益而作出申請的人士已申請或接納，或表示有意認購，或已經獲配售或配發或將獲配售或配發(包括有條件及／或暫時性質)香港公開發售股份及／或國際發售項下的國際發售股份。

   閣下遞交本申請表格，即代表 閣下同意不會同時申請認購香港公開發售股份及國際發售項下的國際發售股份。本公司將採取合理措施識別和拒絕投資者已於國際發售項下獲得國際發售股份的投資者根據香港公開發售作出的申請，亦會識別和拒絕已於香港公開發售項下獲得香港公開發售股份的投資者表示對國際發售的興趣。

5. 未繳付股款

   倘 閣下並無繳付股款， 閣下將不會獲分配任何香港公開發售股份。

6. 如 閣下的申請不獲接納

   在下列情況下， 閣下的申請將不獲接納：

   - 香港包銷協議和國際包銷協議未能成為無條件；或
   - 香港包銷協議或國際包銷協議根據各自有關條款予以終止。

7. 未填妥申請表格

   倘 閣下的申請表格並未按指示正確填妥，則 閣下的申請將不予受理。

* 僅供識別

如欲以香港中央結算(代理人)有限公司(「香港結算代理人」)的名義登記將獲發行的香港公開發售股份，並直接存入中央結算及交收系統(「中央結算系統」)，以記存於 閣下的中央結算系統投資者戶口持有人股份賬戶或 閣下指定的中央結算系統參與者股份賬戶，請用本表格

8. 支票或銀行本票未能兌現
倘 閣下所支付的支票或銀行本票未能於首次過戶時成功兌現，則 閣下的申請將不予受理。

9. 倘 閣下申請認購逾50%的香港公開發售股份
倘 閣下申請認購逾50%初步提呈以供公眾人士認購的香港公開發售股份，則 閣下的申請將不予受理。

退還款項

倘 閣下基於上述任何原因未獲分配任何香港公開發售股份，本公司將退還 閣下的申請股款(包括相關的1%經紀佣金、0.004%證監會交易徵費及0.005%香港聯交所交易費)，惟不會就此支付利息。 閣下的申請股款在寄發或領取退款支票前的所有應計利息歸本公司所有。如 閣下的申請僅部分獲接納，本公司會將 閣下的適當申請股款(包括有關的1%經紀佣金、0.004%證監會交易徵費及0.005%香港聯交所交易費)不計利息退還予 閣下。如最終釐定的發售價低於申請時所繳納的最高發售價每股H股4.05港元，本公司將不計利息退還多收的申請股款連同就該多收申請股款收取的相關1%經紀佣金、0.004%證監會交易徵費及0.005%香港聯交所交易費。

倘出現涉及大量超額認購的特別情況，本公司、聯席全球協調人及聯席牽頭經辦人可酌情決定不兌現申請若干小額香港公開發售股份股款的支票(成功申請者除外)。所有退款將以註明「只准入抬頭人賬戶」的劃線支票發還，並以 閣下作為抬頭人，或如屬聯名申請人，則以 閣下申請表格上排名首位的申請人為抬頭人。 閣下所提供的部分香港身份證號碼／護照號碼，或倘若 閣下乃聯名申請人，則排名首位的申請人的部分香港身份證號碼／護照號碼可能會列印在 閣下的退款支票(如有)上。為退款的目的，該等資料亦可能轉交予第三方。在兌現 閣下的退款支票前， 閣下的銀行可能會要求核實 閣下的香港身份證號碼／護照號碼。如果 閣下的香港身份證號碼／護照號碼填寫有誤，可能會導致 閣下退款支票兌現延誤或無效。

如 閣下已申請認購1,000,000股或以上的香港公開發售股份並在申請表格上註明擬親自領取退款支票(如有)， 閣下可在本公司於報章上公佈的領取退款支票／寄發H股股票日期當日上午九時正至下午一時正期間，前往以下地點領取退款支票：

香港中央證券登記有限公司
香港灣仔皇后大道東183號合和中心17樓1712-1716室

預期該領取日期為2006年12月18日(星期一)。

倘 閣下為選擇親自領取退款支票的個人，則 閣下不得授權任何其他人士代表 閣下領取。 閣下必須於領取退款支票時出示身份證明文件(必須為香港中央證券登記有限公司接受的身份證明文件)。倘 閣下為選擇親自領取退款支票的公司申請人，則 閣下必須由 閣下的授權代表帶同蓋上公司印章的授權書到取。有關授權代表須於領取時出示香港中央證券登記有限公司接受的身份證明文件。

如 閣下未在指定領取時間內親自領取退款支票，則退款支票將會以普通郵遞方式寄往 閣下申請表格上所示地址，郵誤風險概由 閣下自行承擔。

如 閣下已申請認購1,000,000股以下香港公開發售股份或倘 閣下已申請1,000,000股或以上香港公開發售股份，但並沒有在申請表格上註明擬親自領取退款支票，則 閣下的退款支票將於寄發日期(預期將為2006年12月18日(星期一))以普通郵遞方式寄往 閣下申請表格上所示地址，郵誤風險概由 閣下自行承擔。

於退還款項時(倘適用)，將特別注意避免出現不當延誤。

個人資料

個人資料收集聲明

個人資料(私隱)條例(「條例」)中的主要條文已於1996年12月20日在香港生效，此份個人資料收集聲明是向香港公開發售股份申請人及持有人說明本公司及其H股過戶登記處就個人資料及條例而制訂的政策及實際應用條文。

1. 收集 閣下個人資料的原因
當證券申請人或證券登記持有人申請證券或將證券轉往其名下或由其名下轉讓予他人，或要求過戶處提供服務時，須不時向本公司或其代理人及其H股過戶登記處提供其最新的正確個人資料。
若未能提供所需資料，則可能會導致 閣下的證券申請遭拒絕受理或有所延誤或本公司或其H股股份過戶登記處無法進行過戶或提供服務。 閣下成功申請認購的香港公開發售股份的過戶登記及／或股票的寄發及／或 閣下應得的退款支票的寄發或兌現亦可能受阻礙或延誤。
證券持有人所提供的個人資料如有任何不確，必須即時知會本公司及H股過戶登記處。

2. 用途
證券持有人的個人資料可以任何方式被採用、持有及／或保存，以作下列用途：
- 處理 閣下的認購申請和退款支票(如適用)及核實是否遵守本申請表格及招股說明書所載的條款及申請手續；
- 登記新發行或為證券持有人登記轉往其名下或由其名下轉讓予他人的證券，包括(如適用)以香港結算代理人的名義登記；
- 保存或更新本公司證券持有人名冊；
- 核實或協助核實簽名或任何其他資料核實或交換；
- 確定獲取利益的資格，例如股息、供股及紅股等；
- 寄發本公司及其附屬公司的公司通訊；
- 編製統計資料及股東資料；
- 遵照法例、規則或規例的規定作出披露；
[illegible]
- 與上述有關及／或令本公司及H股過戶處能夠履行其對證券持有人及／或監管機構所負的責任的任何其他附帶或相關目的，及／或證券持有人不時同意的任何其他目的。

3. 向他人提供個人資料
本公司及H股過戶登記處會將對有關證券持有人的個人資料保密，但本公司及其H股過戶處可能會作出彼等認為必要的查詢以確定個人資料的準確性，以便資料可用作上述所有或任何用途，尤其彼等可能會向下列任何及所有人士及實體披露、取得或轉交證券持有人的個人資料(不論在香港或外地)：
- 本公司或其委任的代理人，例如財務顧問及收款銀行；
- 當申請人要求將證券存入中央結算系統時，香港結算或香港結算代理人將就中央結算系統的運作而使用個人資料；
- 任何向本公司或過戶處提供與其各自業務運作有關的行政、電訊、電腦、付款或其他服務的代理人、承包商或第三方服務供應商；
- 任何監管機構或政府機關(包括香港聯交所及證監會)；及
- 與證券持有人有業務往來或擬有業務往來的任何其他人士或機構，例如其銀行、律師、會計師或股票經紀等。

4. 查閱及更正個人資料
條例賦予證券持有人確認本公司或H股過戶登記處是否持有其個人資料的權利，並有權索取該等資料副本及更正任何不確的資料。依據條例，本公司及過戶處有權就處理任何查閱資料的要求收取合理費用。所有關於查閱資料或更正資料或關於政策及實際應用條文的資料及所保存的資料類別的要求，應向本公司的公司秘書或(視乎情況而定)H股股份過戶登記處屬下的私隱條例事務主任提出。
簽署本申請表格後，即表示 閣下同意上述全部規定。

申請手續

1. 按照下表計算 閣下擬認購的香港公開發售股份數目所應付的認購申請款項。 閣下認購申請的股數最少為1,000股香港公開發售股份。申請認購股數須為下表所列的其中一個數目。任何其他數目的香港公開發售股份認購申請將不予考慮，而該等認購申請將概不受理。下表亦列出申請認購香港公開發售股份有關倍數(最多為81,160,000股香港公開發售股份)的應付款項總額。 閣下須於提交申請時按每股香港公開發售股份4.05港元的最高發售價，另加1%經紀佣金、0.004%證監會交易徵費及0.005%香港聯交所交易費。下表列載申請認購若干香港公開發售股份應付的股款總額。

[illegible]
如 閣下透過指定的中央結算系統參與者(中央結算系統投資者戶口持有人除外)申請認購：
- 指定的中央結算系統參與者或其授權簽署人必須在申請表格的適當方格內簽署；及
- 指定的中央結算系統參與者必須在申請表格上加蓋公司印鑑(刻有公司名稱)，並在申請表格的適當方格內填上其參與者編號。

如 閣下以個人中央結算系統投資者戶口持有人的身份申請認購：
- 申請表格必須載有 閣下的姓名及香港身份證號碼；及
- 閣下必須在申請表格的適當方格填上 閣下的參與者編號及簽署。

如 閣下以聯名個人中央結算系統投資者戶口持有人的身份申請認購：
- 申請表格必須載有所有聯名中央結算系統投資者戶口持有人的姓名及所有聯名中央結算系統投資者戶口持有人的香港身份證號碼；及
- 在申請表格的適當方格內必須填上 閣下的參與者編號及由 閣下的股份賬戶授權人簽署。

如 閣下以公司中央結算系統投資者戶口持有人的身份申請認購：
- 申請表格必須載有 閣下的公司名稱及香港商業登記編號；及
- 在申請表格的適當方格必須填上 閣下的參與者編號及加蓋公司印鑑(刻有公司名稱)，並由 閣下授權簽署人簽署。

簽署、簽署人數目及印鑑形式(如適用)必須與香港結算的記錄相符。
如有關中央結算系統參與者的資料不確或不全，或授權簽署(如適用)、參與者編號或其他類似事宜有遺漏或不當，均可能導致申請作廢。

3. 付款支票或銀行本票需釘於表格上。 閣下必須以一張支票或一張銀行本票支付香港公開發售股份的股款。每份申請均須附上一張獨立支票或一張獨立銀行本票。
如以支票付款，該支票必須：
- 為港元支票；
- 從 閣下在香港的港元銀行賬戶中開出；
- 顯示 閣下的賬戶名稱，而該賬戶名稱必須已預印在支票上，或由有關銀行授權的人士在該支票背書。該賬戶名稱必須與 閣下姓名相同。如屬聯名申請，則該賬戶名稱必須與排名首位列名的申請人的姓名相同；
- 註明抬頭人為「中國銀行(香港)代理人有限公司－中煤股份公開發售」；
- 劃線註明「只准入抬頭人賬戶」；
- 每份申請必須附有獨立開出的支票或銀行本票；及
- 支票不得為期票。

在下列情況下， 閣下的認購申請可能不獲接納：
- 閣下的支票未能符合上述所有規定；或
- 閣下的支票首次過戶不獲兌現。

如以銀行本票付款：
[illegible]
- 銀行本票必須註明抬頭人為「中國銀行(香港)代理人有限公司－中煤股份公開發售」；
- 銀行本票必須劃線註明「只准入抬頭人賬戶」；及
- 銀行本票不得為期票。

如 閣下的銀行本票不符合上述所有規定， 閣下的認購申請可能不獲接納。

4. 請撕下申請表格，對摺一次，然後投入中國銀行(香港)有限公司、交通銀行股份有限公司香港分行及渣打銀行(香港)有限公司的下列任何一間分行特設的收集箱內：

(a) 中國銀行(香港)有限公司

	分行名稱	地址
香港島：	中銀大廈分行	中環花園道1號3樓
	中環永安集團大廈分行	德輔道中71號
	軒尼詩道409號分行	灣仔軒尼詩道409-415號
	北角僑輝大廈分行	北角英皇道413-415號
	太古城分行	太古城海星閣G1006-7
[illegible]	[illegible]	[illegible]
九龍：	旺角總統商業大廈分行	旺角彌敦道608號
	土瓜灣分行	土瓜灣道80號N
	堪富利士道分行	尖沙咀堪富利士道4-4A
	觀塘分行	觀塘裕民坊20-24號
	黃埔花園分行	紅磡黃埔花園第一期商場G8B
	美孚萬事達廣場分行	美孚新邨萬事達廣場N47-49
新界：	荃灣青山道中銀理財中心	荃灣青山道167號
	好運中心分行	沙田橫壆街好運中心
	元朗青山道分行	元朗青山公路162號

(b) 交通銀行股份有限公司香港分行

	分行名稱	地址
香港島：	香港分行	中環畢打街20號
	中區支行	德輔道中123-125號A地下
	北角支行	英皇道442-446號
[illegible]	[illegible]	[illegible]
九龍：	旺角支行	彌敦道678號華僑商業中心地下A及B號舖
	觀塘支行	[illegible]道55號地下A舖及1樓
	佐敦支行	佐敦道37號U
	藍田支行	啟田道63-65號
	牛頭角支行	牛頭角道77號淘大商場一期地下G1號舖
新界：	將軍澳支行	新都城一期商場253-255號舖
	大埔支行	汀角路29-35號榮暉花園1號舖
	荃灣街市街支行	荃灣街市街53號

(c) 渣打銀行(香港)有限公司

	分行名稱	地址
香港島：	德輔道分行	中環德輔道中4-4A號渣打銀行大廈
	88德輔道分行	中環德輔道中88號
	銅鑼灣分行	銅鑼灣[illegible]街1號
	灣仔修頓分行	灣仔軒尼詩道50-52號上海實業商業大廈地下3-4號舖
	軒尼詩道分行	灣仔軒尼詩道399號
[illegible]	[illegible]	[illegible]
九龍：	[illegible]道分行	尖沙咀[illegible]道53-55號[illegible]中心地下1、2、3號舖
	觀塘分行	觀塘輔仁街88-90號
	油麻地分行	油麻地彌敦道546-550號
	將軍澳分行	將軍澳厚德商場一樓107號舖
	德福花園分行	九龍灣德福花園德福中心商場P9-12舖
新界：	荃灣分行	荃灣沙咀道298號翡翠商場地下C舖及1樓
	青衣城分行	青衣青衣城3樓308E號舖
	元朗分行	元朗元朗大街140號
	屯門市廣場分行	屯門屯門市廣場第一期地下G047-G052號舖

6. 閣下可於下列時間內遞交申請表格：

2006年12月6日(星期三) － 上午九時正至下午四時三十分
2006年12月7日(星期四) － 上午九時正至下午四時三十分
2006年12月8日(星期五) － 上午九時正至下午四時三十分
2006年12月9日(星期六) － 上午九時正至下午十二時三十分
2006年12月11日(星期一) － 上午九時正至中午十二時正

6. 遞交申請表的截止時間為2006年12月11日(星期一)中午十二時正。本公司將於當日上午十一時四十五分至中午十二時正期間開始辦理認購申請登記，惟須視乎當日天氣情況而定。如下列警告訊號在2006年12月11日(星期一)上午九時正至中午十二時正內任何時間在香港生效，則本公司不會開始辦理認購申請登記：
- 八號或以上熱帶氣旋警告訊號；或
- 「黑色」暴雨警告訊號，

認購申請登記將改於上午九時正至中午十二時正期間內任何時間在香港並無懸掛上述任何一項警告訊號的下一個營業日上午十一時四十五分至中午十二時正進行。
營業日指香港的星期六、星期日或公眾假期以外的日子。

7. 本公司保留將所有或任何認購申請股款過戶的權利，惟 閣下的付款支票或銀行本票將不會於2006年12月11日(星期一)中午十二時正前過戶。本公司不會向 閣下發出付款收據。本公司將保留 閣下的申請股款的所有利息(如屬退款，則計至退款支票寄發日期止)。本公司亦有權在 閣下的支票或銀行本票過戶之前保留任何股票及／或任何多收的申請股款或退款。

可申請的股份數目和應繳款項

申請公開發售股份數目	申請時應繳款項	申請公開發售股份數目	申請時應繳款項	申請公開發售股份數目	申請時應繳款項	申請公開發售股份數目	申請時應繳款項
	港元		港元		港元		港元
1,000	4,090.86	45,000	184,088.90	700,000	2,863,605.15	10,000,000	40,908,645.00
2,000	8,181.73	50,000	204,543.23	800,000	3,272,691.60	15,000,000	61,362,967.50
3,000	12,272.60	60,000	245,451.87	900,000	3,681,778.05	20,000,000	81,817,290.00
4,000	16,363.46	70,000	286,360.52	1,000,000	4,090,864.50	25,000,000	102,271,612.50
5,000	20,454.32	80,000	327,269.16	1,500,000	6,136,296.75	30,000,000	122,725,935.00
6,000	24,545.19	90,000	368,177.81	2,000,000	8,181,729.00	35,000,000	143,180,257.50
7,000	28,636.05	100,000	409,086.45	2,500,000	10,227,161.25	40,000,000	163,634,580.00
8,000	32,726.92	150,000	613,629.68	3,000,000	12,272,593.50	45,000,000	184,088,902.50
9,000	36,817.78	200,000	818,172.90	3,500,000	14,318,025.75	50,000,000	204,543,225.00
10,000	40,908.65	250,000	1,022,716.13	4,000,000	16,363,458.00	60,000,000	245,451,870.00
15,000	61,362.97	300,000	1,227,259.35	4,500,000	18,408,890.25	70,000,000	286,360,515.00
20,000	81,817.29	350,000	1,431,802.58	5,000,000	20,454,322.50	81,160,000[1]	332,014,562.82
25,000	102,271.61	400,000	1,636,345.80	6,000,000	24,545,187.00		
30,000	122,725.94	450,000	1,840,889.03	7,000,000	28,636,051.50		
35,000	143,180.26	500,000	2,045,432.25	8,000,000	32,726,916.00		
40,000	163,634.58	600,000	2,454,518.70	9,000,000	36,817,780.50		

[1] 閣下可申請的公開發售股份最高股數

RECEIVED
2007 MAR 13 A 11:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

中国中煤能源股份有限公司
China Coal Energy Company Limited

授权书

本人，经天亮，地址为中国北京市朝阳区北四环东路 108 号千鹤家园 2-2407，身为中国中煤能源股份有限公司 China Coal Energy Company Limited（“公司”）之董事（“董事”），特此不可撤销地授权及委托公司其他任何一位董事个别及/或共同地作为本人的合法授权人（“授权人”），就公司计划以公开发售及配售的方式发售每股面値人民币 1.00 元的 H 股和申请公司 H 股于香港联合交易所有限公司（“联交所”）上市的项目（“发售和上市项目”）（有关详情已载于公司即将刊发的招股书（“招股书”）），代表本人和以本人名义：

(1) 审核、批准、签署、盖章（如适用）、交付、处理、执行、完成、发行、出版和/或发布所有或任何授权人认为必须或适当的文件，并作出合适的声明、保证、赔偿及承诺（在不妨碍前述规定普遍性的前提下，这种文件包括招股书、验证纪录、合规顾问协议、所有承销协议及其他承销文件）；

(2) 按《公司条例》（香港法例第 32 章）和《香港联合交易所有限公司证券上市规则》及其他香港证券法律法规的规定披露有关公司之资料及办理规定送交联交所的文件；

(3) 作出所有或任何与发售和上市项目有关的其他行动和事情（包括签署、盖章（如适用）和交付所有或任何授权人合理认为以上事项所必须或适当的所有其他文件、协议和契据）。

本人在此承诺在所有情况下，授权人代表本人和以本人名义所作出的所有上述行动和事情以及授权人代表本人和以本人名义签署的所有上述文件、协议和契据（包括当中的声明、保证、赔偿及承诺）对本人是有效和具有约束力的。本人保证承认授权人根据本授权书的权力合法采取（或促使他人采取）的任何行动。

本人对上述可能由授权人代表本人和以本人名义批准、签署、盖章、交付、执行及/或完成的协议、契据及其他所有文件的内容承担全责。对于行使本授权书授予的任何权力引起所有各种行动、诉讼、索偿、费用、开支和责任，本人特此保证对每一授权人和其财产作出赔偿。

本人兹委任除本人外的其他每一位董事个别及/或共同作为本人的替任人，代表本人在任何公司董事会会议或董事委员会（本人为成员之一）会议上，在本人未能出席时，就所有与发售和上市项目有关的事宜投票。

本授权书在签署之后 ~~12~~ 3 个月内有效；在有效期间内不可撤消，但在有效期过后不再具有任何效力。

12

Project_Alloy_RS_and_POA_(WWS).DOC

本人同意此授权书的原件或复印件或认可副本可呈送联交所、中国国际金融（香港）有限公司、花旗环球金融亚洲有限公司、摩根士丹利添惠亚洲有限公司及任何其他公司董事会或经董事会正式授权之委员会或获授权之个别董事认为有需要或适合向其披露的人士。

本授权书受中华人民共和国香港特别行政区法律管辖和解释。

本授权书于 2006 年 11 月 12 日经本人签字、盖章及交付。

由签字人签名、盖章及交付：

签字人：经天亮

Bowne Translation Services – Hong Kong
3402 / Citibank Tower
3 Garden Road / Hong Kong
Telephone: (852) 2526-0688
Direct fax: (852) 2878-7408
Fax: (852) 2526-1200

RECEIVED



BOWNE

6 December 2006

To The Securities and Futures Commission of Hong Kong
The Stock Exchange of Hong Kong Limited
The Companies Registry
China Coal Energy Company Limited
China International Capital Corporation (Hong Kong) Limited
Citigroup Global Markets Asia Limited
Morgan Stanley Dean Witter Asia Limited

Dear Sirs:

China Coal Energy Company Limited (the "Company")

I hereby certify that (i) I translated the prospectus dated 6 December 2006 relating to the offering of H Shares of the Company on The Stock Exchange of Hong Kong Limited, the White and Yellow Application Forms relating thereto, from the English language to the Chinese language; and (ii) the Chinese language version of the above mentioned documents, to the best of our knowledge, is a fair, complete and accurate translation of the English language version of the same.

Yours faithfully

Li Chi Leung

Name: Li Chi Leung
Position: Project Manager
Employer: Bowne International LLC

China International Capital Corporation (Hong Kong) Limited	Citigroup Global Markets Asia Limited	Morgan Stanley Dean Witter Asia Limited
Suite 2307, 23rd Floor, One International Finance Centre 1 Harbour View Street Central, Hong Kong	50/F, Citibank Tower Citibank Plaza 3 Garden Road Central, Hong Kong	30th Floor Three Exchange Square Central, Hong Kong

6 December 2006



The Registrar of Companies
Companies Registry
15th Floor
Queensway Government Offices
66 Queensway
Hong Kong

Dear Sirs,

Company : China Coal Energy Company Limited (the "Company")
Subject : Certificate of Translation

Dear Sirs,

We hereby certify that Li Chi Leung, of Bowne International L.L.C of 3402, Citibank Tower, Citibank Plaza, 3 Garden Road, Hong Kong, is competent to have given the certificate dated 6 December 2006 as to the Chinese translation in respect of the English version of the prospectus of the Company dated 6 December 2006 and the white and yellow application forms in connection with the captioned matter delivered to you for registration.

Yours Faithfully,

For and on behalf of
China International Capital Corporation (Hong Kong) Limited

Shan Junbao

Name: Shan Junbao
Title: Executive Director

For and on behalf of
Citigroup Global Markets Asia Limited

Name:
Title:

For and on behalf of
Morgan Stanley Dean Witter Asia Limited

Name:
Title:

For and on behalf of
China International Capital Corporation (Hong Kong) Limited

Name:
Title:

For and on behalf of
Citigroup Global Markets Asia Limited

Name: CHENG WU
Title: Director

For and on behalf of
Morgan Stanley Dean Witter Asia Limited

Name:
Title:

For and on behalf of
China International Capital Corporation (Hong Kong) Limited

Name:
Title:

For and on behalf of
Citigroup Global Markets Asia Limited

Name:
Title:

For and on behalf of
Morgan Stanley Dean Witter Asia Limited

Name: Changjing Wu
Title: Managing Director

China International Capital Corporation (Hong Kong) Limited
Suite 2307, 23rd Floor,
One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Citigroup Global Markets Asia Limited
50/F, Citibank Tower
Citibank Plaza
3 Garden Road
Central, Hong Kong

Morgan Stanley Dean Witter Asia Limited
30th Floor
Three Exchange Square
Central, Hong Kong

The Directors
China Coal Energy Company Limited
No.1 Huangsidajie, Chaoyang District
Beijing
People's Republic of China



6 December 2006

Dear Sirs,

Company: China Coal Energy Company Limited (the "Company")
Transaction: New Listing-Global Offering
Subject: Consent Letter

We refer to the prospectus of the Company dated 6 December 2006 (the **"Prospectus"**) in connection with the global offering and the proposed listing of its H shares on the Main Board of The Stock Exchange of Hong Kong Limited.

We hereby give our consent, and have not withdrawn our consent, to the issue of the Prospectus and all references to our name and our opinion in the form and context in which they appear in the Prospectus.

We hereby consent to this letter being made available for public inspection as described in Appendix XI to the Prospectus.

Yours faithfully,

For and on behalf of	For and on behalf of	For and on behalf of
China International Capital Corporation (Hong Kong) Limited	Citigroup Global Markets Asia Limited	Morgan Stanley Dean Witter Asia Limited
Shan Junbao		
Name: Shan Junbao	Name:	Name:
Title: Executive Director	Title:	Title:

For and on behalf of
China International Capital Corporation (Hong Kong) Limited

Name:
Title:

For and on behalf of
Citigroup Global Markets Asia Limited

Name: SHENG WU
Title: Director

For and on behalf of
Morgan Stanley Dean Witter Asia Limited

Name:
Title:

For and on behalf of	For and on behalf of	For and on behalf of
China International Capital Corporation (Hong Kong) Limited	Citigroup Global Markets Asia Limited	Morgan Stanley Dean Witter Asia Limited
Name:	Name:	Name: Changgen Wu
Title:	Title:	Title: Managing Director

北京市嘉源律师事务所

JIA YUAN LAW FIRM

北京市西城区复兴门内大街 158 号远洋大厦 F408

邮政编码：100031　E-MAIL：eoffice@jiayuan-law.com

☎：(010) 66413377　　传真：(010) 66412855

6 December 2006

The Board of Directors
China Coal Energy Company Limited
No.1 Huangsidajie, Chaoyang District
Beijing
People's Republic of China

Dear Sirs,

Company: China Coal Energy Company Limited (the "Company")
Transaction: New Listing-Global Offering
Subject: Consent Letter

We refer to the prospectus of the Company dated 6 December 2006 (the "**Prospectus**") in connection with the global offering and the proposed listing of its H shares on the main board of The Stock Exchange of Hong Kong Limited.

We hereby give our consent, and have not withdrawn our consent, to the issue of the Prospectus and all references to our name and our opinion in the form and context in which they appear in the Prospectus.

We hereby consent to this letter being made available for public inspection as described in Appendix XI to the Prospectus.





Your faithfully,

For and on behalf of
Jia Yuan Law Firm



Name: YAN Yu

Title: Senior Partner







羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888
www.pwchk.com

The Directors
China Coal Energy Company Limited
1 Huangsi Street
Chaoyang District, Beijing
THE PEOPLE'S REPUBLIC OF CHINA

6 December 2006

Our Ref: RJD.RL/06060855.A100

Dear Sirs,

We refer to the prospectus dated 6 December 2006 in connection with the proposed initial public offering of the shares of China Coal Energy Company Limited (the "Company") on the Main Board of The Stock Exchange of Hong Kong Limited (the "Prospectus"), a copy of which is attached and initialled by us on its front cover for identification purpose.

We hereby consent to the inclusion of our accountants' report, our letter on unaudited pro forma financial information, our letter on profit forecast and our report in connection with the unaudited interim financial information of Shanghai Datun Energy Resources Co., Ltd. and its subsidiaries, all dated 6 December 2006, in the Prospectus, and the references to our name in the form and context in which they are included.

Yours faithfully,

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong


savills
第一太平戴維斯

The Board of Directors
China Coal Energy Company Limited
No.1 Huangsidajie, Chaoyang District
Beijing
The People's Republic of China

T: (852) 2801 6100
F: (852) 2501 5590

23/F Two Exchange Square
Central, Hong Kong

EA LICENCE: C-023750
savills.com

6 December 2006
Our Ref.: CV/2006/VPS/0080(CL)/CC/ALC/JIW/ck

Dear Sirs,

Company : **China Coal Energy Company Limited (the "Company")**
Transaction : **New Listing-Global Offering**
Subject : **Consent Letter**

We refer to the prospectus of the Company dated 6 December 2006 (the **"Prospectus"**) in connection with the global offering and the proposed listing of its H shares on the Main Board of The Stock Exchange of Hong Kong Limited.

We hereby give our consent , and have not withdrawn our consent, to the issue of the Prospectus with the inclusion therein of our letter, summary of values and valuation certificates all dated 6 December 2006 and the references to our name, our letter and our valuation in the form and context in which they respectively appear in the Prospectus.

We hereby consent to this letter being made available for public inspection as described in Appendix XI to the Prospectus.

Your faithfully,
For and on behalf of
Savills Valuation and Professional Services Limited

Charles C K Chan
MSc FRICS FHKIS MCIArb RPS(GP)
Managing Director



SRK Consulting
Level 9
300 Adelaide Street
Brisbane Qld 4000 - Australia

Email: brisbane@srk.com.au
www.srk.com.au

Tel: + 61 7 3832 9999
Fax: + 61 7 3832 9330

6 December 2006

The Board of Directors
China Coal Energy Company Limited
No.1 Huangsidajie, Chaoyang District
Beijing
People's Republic of China

Dear Sirs,

Company: China Coal Energy Company Limited (the "Company")
Transaction: New Listing-Global Offering
Subject: Consent Letter

We refer to the prospectus of the Company dated 6 December 2006 (the "**Prospectus**") in connection with the global offering and the proposed listing of its H shares on the main board of The Stock Exchange of Hong Kong Limited.

We hereby give our consent, and have not withdrawn our consent, to the issue of the Prospectus with the inclusion therein of our letter and our independent technical report all dated 6 December 2006 and all references thereto and to our name in the form and context in which they respectively appear in the Prospectus.

We hereby consent to this letter being made available for public inspection as described in Appendix XI to the Prospectus.

Yours faithfully,

For and on behalf of
Steffen Robertson and Kirsten (Australasia) Pty Ltd
trading as SRK Consulting

M J Warren, BSc (Mining Eng), MBA, MAusIMM, FAICD
Principal Consultant (Project Evaluations)

China Coal Report SRK Consent Letter signed 20061202





2005 Australian AMP Business Award Winner

Steffen Robertson and Kirsten (Australasia) Pty Ltd
Reg No ABN 56 074 271 720
Trading as SRK Consulting

Group Offices:
Africa
Asia
Australia
North America
South America
United Kingdom

Australian Offices:

Brisbane	61 7 3832 9999
Maitland	61 2 4934 6685
Perth	61 8 9288 2000

PRICEWATERHOUSECOOPERS

RECEIVED

2007 MAR 13 A 11:03

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888
www.pwchk.com

The Directors
China Coal Energy Company Limited
1 Huangsi Street
Chaoyang District, Beijing
THE PEOPLE'S REPUBLIC OF CHINA

6 December 2006

Our Ref: RJD.RL/06060855.A100

Dear Sirs

Statement of Adjustments

We refer to our accountants' report dated 6 December 2006, addressed to the directors of China Coal Energy Company Limited (the "Company") on the financial information of the Company and its subsidiaries for inclusion in the prospectus of the Company dated 6 December 2006.

We attach hereto a statement, initialled by us for the purposes of identification, which sets out the adjustments made in arriving at the financial information upon which our report was given and the reasons for making such adjustments. We confirm that in our opinion only such adjustments have been made to the combined income statement and combined balance sheet in respect of each accounting period under review as are necessary, and that no other adjustments have been made thereto.

This letter is provided solely pursuant to paragraph 4.14 of the Rules Governing the Listing of Securities on the Main Board of The Stock Exchange of Hong Kong Limited and Section 342C of the Hong Kong Companies Ordinance and is not to be used for any other purpose.

Yours faithfully,

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

RECEIVED
2005 MAR 13 A 11:05
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

收购协议

本收购协议（以下简称“本协议”）于2005年3月24日，由下列当事人共同签署：

转让方：大屯煤电（集团）有限责任公司（以下简称“转让方”）

地址：江苏省徐州沛县大屯

受让方：上海大屯能源股份有限公司（以下简称“受让方”）

地址：上海市浦东新区桃林路18号

在本协议中，转让方和受让方单独称为“一方当事人”；共同称为“双方当事人”。

鉴于：

（1）受让方为一家主要从事煤炭采选业的上市公司，转让方为受让方控股股东并为其提供相关服务；

（2）转让方拥有电力资产和其他有关资产，主要从事火力发电、供电、供热、发电设备检修业务，为受让方日常业务运营提供电力服务和供暖服务；转让方电力资产和其他有关资产目前主要由转让方设立的大屯煤电（集团）有限责任公司电业分公司（非独立企业法人）负责经营；

（3）为减少双方当事人之间的关联交易，根据本协议所约定的陈述、承诺和保证，转让方愿意转让，受让方愿意受让电力和其他有关资产。

为此，转让方与受让方本着公平、公正、自愿、诚信之原则，按照《中华人民共和国合同法》和其他有关的法律、法规之规定，就受让方收购转让方电力和其他有关资产约定如下：

第一条　收购标的

1.1　本次收购的标的为大屯煤电（集团）有限责任公司电力及有关资产（以下统称为“电力资产”），收购的范围为大屯煤电集团电力资产及相应债务，并包括电力资产占用的786329.4平方米的国有土地之土地使用权。该等资产的详细情况以北京中企华资产评估有限责任公司（以下简称“评估机构”）2005年1月28日出具的中企华评报字（2004）第267号《上海大屯能源股份有限公司拟收购大屯煤电（集团）有限责任公司电力及有关资产项目资产评估报告书》（以下简称“评估报告”）所载内容为准。

1.2　根据国家有关规定，同时为维持电力资产的持续经营，双方当事人约定受让方在收购该等资产的同时，聘用原转让方电力资产所涉及的1506名员工，聘用条件为转让方原聘用条件。

第二条　收购价款

2.1　根据评估报告，以2004年10月31日为评估基准日，电力资产的净资产评估值为人民币69956.85万元。

2.2　双方当事人一致同意，本次收购价款以评估报告所确定的电力资产净资产评估值为基础，根据评估基准日至本协议生效日期间电力资产因折旧、存货变动和在建工程新增投入等因素产生的价值变动进行相应调整。双方当事人明确，该收购价款已经包含了电力资产占用的786329.4平方米的国有土地使用权的转让价款。

2.3　根据相关规定，为履行本协议项下进行的交易，转让方应将评估报告报中国中煤能源集团公司（以下简称“中煤集团”）审核并报转国务院国有资产监督管理委员会（以下简称“国资委”）备案。若中煤集团和国资委对资产评估报告持有异议，双方当事人同意由评估机构对评估报告作相应调整，并以调整后的净资产评估值作为收购价款的基础。

2.4　除以上约定的收购价款之外，双方当事人应按照法律规定分别承担因本次收购所发生的应纳税额和相关费用。受让方无须另行向转让方支付其他的费用。

第三条　特别约定

3.1　转让方和受让方特别约定，由于电力资产中的7号电力机组属在建项目，目前转让方正根据国家有关规定重新履行报批手续，因此在7号电力机组获得批准文件之前，受让方暂不向转让方支付7号电力机组资产相对应的收购价款；在7号机组获得批准文件后受让方再进行支付。若7号机组在本协议生效后一年内未取得批准文件，则受让方不将7号机组纳入本收购之中。

第四条　收购价款支付

4.1　双方约定收购价款扣除7号电力机组资产相对应的价款后的余额由受让方分两期支付。在本协议生效后的十个工作日内，受让方应向转让方支付电力资产收购价款的50%（第一期），剩余的50%的收购价款（第二期）在本协议生效后的一年内付清。

4.2　双方进一步约定7号电力机组资产相对应的价款，在7号电力机组获得审批文件后，计入第二期收购价款。

4.3　上述收购价款的支付应汇入转让方指定的银行帐户。转让方应当在受让方汇款前以书面方式将汇款银行帐户通知受让方。

第五条　协议生效条件

5.1　本协议在满足以下条件后方可生效：

（1）评估报告经中煤集团审核，并报转国资委备案；和

（2）双方当事人各自的权利机关已做出批准本收购协议项下交易的决议。

第六条　资产交接和过户

6.1　双方当事人约定本协议生效后的第三个工作日为收购实施日。自收购实施日起的90日内（“交接期”），双方当事人应按照以下的约定办理完成资产交接和过户手续：

（1）电力资产的接收。转让方应根据受让方的通知，安排其工作人员会同受让方的工作人员按照评估报告资产明细表的记载，清点有形资产和

无形资产并签署确认书。同时，转让方应向受让方真实、全面、准确地提交与该等资产有关的财务、技术、业务等方面的资料、文件及权利证书，并会同受让方就资产的接收履行法律、法规要求的产权过户登记、批准、许可手续。

（2）人员的接收。转让方应同电力资产所涉及的1506名转让方员工解除劳动关系，同时受让方同该等员工订立新的聘用合同。

（3）债权、债务的处理。在本协议签署后，双方当事人应就该等资产涉及的债权债务的转移取得相关债权人的同意，或通知相关的债务人。在交接期，转让方应当及时将电力资产所涉及的债权债务文件移交给受让方。

（4）业务衔接。转让方应按照受让方的要求将该等资产的生产经营业务合同的权力和义务，经交易对方同意后，转移给受让方。

（5）土地使用权的处理。转让方应及时按江苏省国土资源厅出具的《关于核准大屯煤电（集团）有限责任公司土地使用权处置方案的复函》办理电力资产占用的786329.4平方米国有土地之使用权出让手续，并在完成出让手续后立即与受让方签订转让协议将该等土地之使用权转让给受让方。转让方应尽力协助受让方办理该土地使用权过户手续。

第七条　收购完成

7.1　当受让方按照4.1款的约定向转让方支付完毕第一期款项后，且转让方向受让方完成资产交接和过户手续后，本次收购完成。收购完成后，转让方即拥有电力资产的产权并承担相应的义务和风险。

7.2　收购完成之日，双方当事人应当共同签署一份确认函，以明确该等资产接收、过户完成并列明收购完成的日期。

第八条　转让方声明、保证及承诺

8.1　转让方向受让方声明、保证及承诺：

（1）转让方依法有效存续，具备签署和履行本协议的一切必要的权利、授权和能力；

（2）转让方对电力资产拥有合法的、完全的所有权和权益，有权签署本协议并转让电力资产；

（3）在电力资产上，没有涉及任何抵押、质押或其他形式的担保，也无任何查封、扣押、冻结和其他限制资产所有权转让例行使的情形；

（4）转让方未针对电力资产作出任何导致在资产交接后影响或限制受让方拥有处分该等资产的权利及/或利益的任何协议、安排或承诺；

（5）不存在任何第三方行使或声称将行使电力资产的所有权；

（6）转让方未与任何第三方签署与本协议内容相冲突的合同或协议；

（7）转让方承诺于本协议签署后不就电力资产的转让、租赁、承包、托管等事宜与其他任何第三方进行交易性的接触或签订意向书、合同、协议、谅解备忘录等各种形式的法律文件；

（8）就受让方聘用转让方员工提供尽可能的帮助；

（9）将以善意的、合作的方式履行其在本协议项下的义务。

8.2 转让方明确上述声明、保证及承诺事项如有不实或违背将构成违约，应承担本协议第十条所约定的违约责任。

第九条　受让方声明、保证及承诺

9.1 受让方向转让方声明、保证及承诺：

（1）受让方依法设立并合法存续，具备签署和履行本协议的一切必要的权利、授权和能力；

（2）按照本协议约定向转让方支付收购价款，逾期则按银行同期存款利率支付滞纳金；

（3）就本次收购依据法律、法规的规定，履行必要的批准、许可或同意手续；

（4）将以善意的、合作的方式履行在本协议项下的义务。

9.2 受让方明确上述声明、保证及承诺事项，如有不实或违背将构成违约，应承担本协议第十条所约定的违约责任。

第十条 违约责任

10.1 任何一方当事人违反其在本协议项下的任何责任与义务，即构成违约。违约方应承担守约方因其违约行为遭受的实际损失。

10.2 在资产交接和过户时或收购完成后，如果发现转让方于资产交接前未向受让方披露的该等资产的债务、纠纷或其他权利争议，转让方有不可推卸的责任予以解决。因此造成受让方的任何经济损失，转让方应予赔偿.

第十一条 争议的解决

11.1 因本协议发生的或与之有关的任何争议，双方当事人应友好协商解决。若经友好协商无法解决争议，任何一方当事人可以向有管辖权的人民法院提起诉讼。

11.2 在争议期间，除争议的事项外，双方当事人均应继续履行本协议约定的其他各项义务。

第十二条 不可抗力

12.1 不可抗力是指双方当事人不能控制、不可预见亦无法避免的事件。该等事件将妨碍、影响或延误任何一方当事人履行本协议的全部或部分义务，该等事件包括但不限于地震、台风、洪水或其他灾害、战争等事件。

12.2 不可抗力造成任何一方当事人不能履行或不能完全履行本协议的，均不承担违约责任。

12.3 如发生不可抗力事件，遭遇该事件的一方当事人应立即用最快捷的方式通知对方，并在十日内提供证明文件，说明该事件的细节和不能履行或部分不能履行或需延迟履行本协议的原因，然后由双方当事人协商是否延期履行本协议或终止本协议。

第十三条 其他

13.1 本协议签署后至该等资产交接日，转让方和受让方仍需继续执行双方

当事人以前签署的《煤电供应协议》和《综合服务协议》；自该等资产交接完成后，双方当事人需对《煤电供应协议》和《综合服务协议》进行相应变更。

13.2 本协议自双方当事人的法定代表人或授权代表签署之日起成立，满足本协议第四条约定之生效条件后生效。

13.3 本协议签署后，双方当事人可就本协议未尽事宜签署补充协议，该等补充协议为本协议不可分割的组成部分。本协议如有任何修改，需经双方当事人同意并签署书面文件。

13.4 本协议正本一式六份，双方当事人各执二份；其余正本交各有关部门备案。每份正本均具有同等法律效力。

转让方：大屯煤电（集团）有限责任公司

法定代表人或

授权代表：

2005年 月 日

受让方：上海大屯能源股份有限公司

法定代表人或

授权代表：

2005年3月24日

协议签订地点：


RECEIVED
2007 MAR 13 A 11:03

中国中煤能源集团公司

与

中国中煤能源股份有限公司

煤炭出口外销委托代理框架协议

二OO六年九月五日

煤炭出口外销委托代理框架协议

本协议由以下双方于 2006 年 9 月 5 日在中华人民共和国(以下简称"中国")北京签订：

甲方：中国中煤能源集团公司

企业法人营业执照注册号：1000001000085

住所：北京市朝阳区黄寺大街 1 号

法定代表人：经天亮

乙方：中国中煤能源股份有限公司

企业法人营业执照注册号：1000001004047

住所：北京市朝阳区黄寺大街 1 号

法定代表人：经天亮

鉴于：

1、 甲方系依据中国法律设立的全民所有制企业，拥有煤炭出口专营权。

2、 甲方获国务院国有资产监督管理委员会批准进行资产重组，作为发起人独家发起设立乙方，将含煤炭生产经营业务和资产投入乙方；惟煤炭出口专营权仍为甲方拥有。

3、 乙方于 2006 年 8 月 22 日成立，拟在境外公开发行股票，并将该等股票在境外上市。

4、 在本协议签订之日，甲方拥有乙方 100%的股权；在乙方公开发行股票

和境外上市完成后，甲方将继续为乙方的控股股东。

5、 根据中国相关法律要求，乙方拟委托甲方代理其煤炭出口、外销。

基于以上所述，根据《中华人民共和国合同法》、《中华人民共和国对外贸易法》等相关法律、法规的规定，为明确甲方与乙方的权利义务关系，以上双方经过友好协商，签订本协议。具体内容如下：

第一条 协议主体

1.1 如适用或除非文意另有所指外，本协议所指甲方为甲方及/或其不时之联系人（“联系人”的定义与不时生效的《香港联合交易所有限公司证券上市规则》（以下简称“《上市规则》”）中的“联系人”的定义相同）。

1.2 如适用或除非文意另有所指外，本协议所指乙方为乙方及/或其附属公司（“附属公司”的定义与《上市规则》中“附属公司”的涵义相同）。

第二条 定义

2.1 除非上下文中另有规定，下述措词在本协议中应有下述含义：

香港联交所： 指香港联合交易所有限公司。

煤炭出口专营： 指根据国家的法律，煤炭产品出口实行国营贸易管理，已获得煤炭出口国营贸易经营权的企业方可以申请煤炭出口配额，出口煤炭产品。

煤炭出口代理： 指甲方根据煤炭出口专营制度和外贸代理制度的规定，应乙方的委托，代表乙方与乙方选定的境外买方就煤炭出口合同进行协商和谈判、代表有关乙方签订煤炭出口合同、申请出口许可证、收汇及其他乙方不时向甲方提出要求的相关事务。

不可抗力事件： 指受影响一方不能合理控制的、无法预料或即使可预料到也不可避免且无法克服，并于本协议签订日之后出现的，使该方对本协议全部或部分的履行在客观上成为不可能或不实际(包括但不限于花费合理金额仍无法履行)的任何事件。此等事件包括但不限于任何政府机构行为（无论有效或无效）、火灾、水灾、风暴、暴乱、爆炸、自然灾害、战争、破坏活动、劳工问题（包括停工、罢工和怠工）以及

法院禁令或裁定。

2.2 除非本协议另有规定，在本协议中：

2.2.1 一方包括其继承者。

2.2.2 甲方、乙方单称"一方"，合称"双方"。

2.2.3 各条款之标题仅为方便查阅而设，不具法律效力或影响本协议的解释。

第三条 委托服务

3.1 乙方同意委托甲方作为非独家的煤炭出口及外销代理人，甲方同意接受乙方之委托，按照本协议的条款，为乙方煤炭产品出口提供煤炭出口及外销代理服务。

3.2 甲方向乙方提供的代理服务条款应与其他同样具有煤炭出口专营权的出口代理商向乙方提供的代理服务条款相同或者更为优惠。如果第三方同样具有煤炭出口专营权且能按照优于本协议下甲方的价格或其它条件，提供相似服务，则乙方有权委托该第三方提供代理服务；但如其它具有煤炭出口经营权的企业的代理条件同等于或逊于甲方的代理条件，乙方应优先选用甲方作为其煤炭产品出口、外销代理商。

第四条 具体执行合同

4.1 为顺利执行本协议，乙方可就出口煤炭产品的煤种、矿别、品名、数量、品质规格以及乙方煤炭产品出口的需求等，确定年度煤炭产品出口计划，以及与甲方可另行订立具体合同或实施细则，订立后的具体合同或实施细则不应违反本协议的约定。

4.2 乙方有权选定其出口煤炭产品的境外买方，并确定出口煤炭产品的煤种、矿别、品名、数量、品质规格和销售价格、运输方式及其他合同条款。

4.3 甲方向乙方提供的出口代理服务包括负责代表乙方与乙方选定的境外买方就煤炭出口合同进行协商和谈判、代表有关乙方签订煤炭出口合同、申请出口许可证、收汇及其他乙方不时向甲方提出要求的相关事务。

4.4 甲方同时作为乙方的煤炭外销代理，就乙方在国际市场销售煤炭，视情况需要，可以将对台湾地区市场的外销代理事务转委托给甲方在中国境外的

全资子公司完成并促使其为乙方提供在台湾地区市场销售煤炭所必需的外销代理服务。在此情况下，该全资子公司亦应被视为乙方的煤炭外销代理，并受本协议的约束。甲方已获该全资子公司授权，代表其签署本协议。

4.5 乙方经甲方邀请，可参加对境外买方的商务谈判，但不得自行签约，乙方不得自行就合同条款对外作任何形式的承诺。煤炭出口合同签署之前甲方应通告乙方并与乙方商定煤炭出口合同的具体条款。

4.6 甲方邀请乙方参与必要的国际市场研讨和对外销售工作，并对出口价格和数量提出建议供乙方参考。甲方应及时向乙方提供有关煤炭出口的国际市场行情，通报国际市场动态和价格动态。

4.7 甲方代理乙方与境外买方之煤炭出口合同一经订立，即通知乙方按船期及煤炭出口合同的条款提前备货。乙方应及时向甲方提供委托出口煤炭的规格、品质、数量和货物装运、出境货物换证凭单等详细资料。

4.8 货物到港后，以船次和指定日期内由货物产地商检部门出具的商检证书作为货物装船、放行依据。

4.9 货物装船后，以口岸商检部门商检结果为最终品质及结汇依据。如果经商检部门认可，同意采用甲方与境外买方在煤炭出口合同中约定的商品检验标准，则商检结果依据该等标准做出。如甲方与境外买方系通过仲裁检验方式完成的煤炭品质检验，则以仲裁检验结果为准。

4.10 乙方保证由甲方进行煤炭出口代理的煤炭产品的质量符合与境外买方订立的协议指标要求。

第五条 代理费及其他费用

5.1 除本协议另有约定外，甲方向乙方提供煤炭出口、外销代理服务收取的代理费应按照当时相关市场收费率确定，即甲方向乙方收取的代理费不高于其他具有煤炭出口专营权的出口、外销代理商代理出口同级同类煤炭产品，按正常商业交易及一般商业条款所收取的代理费。

5.2 在前述原则指导下，甲乙双方同意除非在协议期内双方另有协定以调整和反映当时相关市场收费率以外，煤炭出口、外销代理费按出口结汇当日外汇牌价折成人民币且按照下列费率标准执行：

5.2.1 出口台湾地区以外的市场：每吨煤出口 FOB 价 0.7%（百分之零点七）；

5.2.2　出口、外销台湾地区市场：每吨煤出口 FOB 价 0.7%（百分之零点七）+0.5 美元/吨

5.3 代理费的收取，原则上采取煤炭出口后按船次结清；相应外汇安排按国家有关规定执行。

5.4 乙方负担煤炭运抵港口场地直至装船平仓在内的全部费用。

5.5 如果甲方代表乙方与境外买方签订的煤炭出口合同是 CFR 和 CIF 条款，乙方在支付前款规定的费用的同时，还应承担海运费及 CIF 项下的保险费。

第六条　结算方式

甲方负责根据煤炭出口合同向境外买方收取（包括催收）货款。甲方应于收到境外买方支付的每笔货款后的 5 日内，通过银行原币或折算成人民币将全部货款划转到乙方指定的银行账号内。乙方按月向甲方支付当月收到的货款项下的代理费，但甲方在向乙方付清每份具体出口代理合同项下全部货款前无权要求乙方支付该份出口代理合同项下的代理费。

第七条　协议期限

7.1 本协议经双方法定代表人或授权代表签字并加盖公章后，有效期追溯自乙方依法设立之日起至 2008 年 12 月 31 日止。

7.2 于上述期限届满日之前六个月内，在符合《上市规则》和有关适用法律法规的前提下，乙方有权选择续展本协议之期限，甲方不得拒绝。但乙方任何关于续展本协议的决定均应以书面形式通知甲方。

第八条　双方的陈述和保证

8.1 双方均根据中国法律正式注册成立、有效存在。

8.2 双方已采取一切所需行动，以及（除本协议另有明确规定外）取得签订本协议所需的一切同意书、批文、授权和许可。本协议的签订，不会违反(i)各方的公司章程，(ii)各方的其它任何协议或义务，或(iii)任何中国或其它有关的地域的现行法律、法规或法令。其在本协议上签字的代表已被授予全权签署本协议。

8.3 双方均承诺促使其各自下属企业从事一切需要从事（或不从事一切不应该

从事）的行为或事项以使其能够适当地履行其在本协议中的义务。如任何一方在本协议期限内任何时间要求另一方的任何下属企业就该下属企业对有关本协议的执行和在本协议约定的前提下另行签署一份具体执行或补充协议，双方保证促使有关的下属企业和另一方就所要求的形式签署该协议。

8.4 甲方进一步承诺：

8.4.1 甲方一直依法从事经营活动并从未从事任何超出或违反法律法规的活动或行为。甲方有义务维护煤炭出口专营资格。在国家煤炭出口国有专营制度实施期间，甲方将确保其资格不因甲方原因丧失或者受到限制。

8.4.2 甲方应不时按照前述 4.1 条的约定，确保在其所持有煤炭出口配额限度内，有充分的出口配额以满足乙方煤炭的出口需要。

第九条 协议履行、变更和终止

9.1 若本协议项下的任何交易构成《上市规则》所述之关连交易或持续性关连交易，且根据《上市规则》该等交易需在获得香港联交所豁免或乙方（即中国中煤能源股份有限公司）独立股东的事先批准或遵守《上市规则》有关关连交易或持续性关连交易的任何其它规定后方可进行，则本协议与该等交易有关的履行以按照香港联交所给予豁免的条件进行及/或按照《上市规则》的规定获得乙方（即中国中煤能源股份有限公司）独立股东在股东大会上的事先批准及/或遵守《上市规则》有关关连交易或持续性关连交易的任何其它规定为先决条件。

9.2 若香港联交所的豁免是附条件的，则本协议应按所附条件履行。

9.3 在本协议有效期内，若香港联交所对本协议下某一项关连交易或持续性关连交易的豁免被收回、撤销或失效，或其他原因导致该项交易需要但未能符合不时生效的《上市规则》有关关连交易或持续性关连交易的要求，则本协议该项交易有关的履行中止。

9.4 在本协议有效期内任何时间，若本协议下的交易所涉及的有关财政年度累计交易总金额可能或预期会超越已公布的该年度的总金额上限(如适用)，双方同意乙方尽快通知香港联交所并履行《上市规则》下所有适用和必须履行的监管义务，包括根据《上市规则》召开乙方（即中国中煤能源股份有限公司）独立股东大会对有关关连交易和重新厘定的年度金额上限寻求独立股东批准（如适用)。未满足所有有关监管规定前，双方同意尽力控制有关交易该年度总额不超过已公布的金额上限。否则，本协议下与该项交易有关的履行中止。

9.5 若本协议与所有各项交易有关的履行均按第 9.3 及/或 9.4 条中止，则本协议终止。

9.6 本协议任何一条款成为非法、无效或不可强制执行并不影响本协议其它条款的效力及可强制执行性。如本协议内的任何条款被裁定无效，但如作部分删除或削减可成为有效者，该条款可在作必要的删除或修订使之有效及有可强制执行性后仍可实施。

9.7 本协议的修订仅可经书面协议并经双方授权代表签字且须经双方采取适当的法人行动批准和符合并满足《上市规则》及有关适用法律法规的监管规定的前提下作出。

第十条　　公告

任何一方未经另一方事先书面同意，不得作出与本协议事项有关的任何公告，但根据中国法律或中国证监会、香港联交所、香港证券及期货事务监察委员会或任何其他相关的规定作出公告的除外。

第十一条　不可抗力

11.1 如果本协议任何一方因受不可抗力事件的任何事件影响而未能履行其在本协议下的全部或部分义务，该义务的履行在不可抗力事件妨碍其履行期间应予中止。

11.2 由于不能预见并且对其发生和后果不能防止或避免的不可抗力事件，致使直接影响本协议的履行或者不能按约定的条件履行时，遇有上述不可抗力事件的一方，应将事件情况尽可能在最短的时间内以通知书形式通知对方，并应在 15 天内，提供事件详情及本协议不能履行或者部分不能履行，或者需要延期履行的理由的有效证明文件。声称不可抗力事件导致其对本协议的履行在客观上成为不可能或不实际的一方，有责任尽一切合理的努力消除或减轻此等不可抗力事件的影响。

11.3 不可抗力事件发生时，双方应立即通过友好协商决定如何执行本协议。按照不可抗力事件对履行协议影响的程度，由双方协商决定是否解除本协议，或者部分免除履行本协议的责任，或者延期履行本协议。

第十二条　通知

12.1 一方根据本协议规定作出的通知或其它通讯应采用书面形式并以中文书

写，并可经专人手递或挂号邮件发至另一方指定的地址，或传真至另一方指定的传真号码。通知被视为已有效作出的日期应按以下的规定确定：

12.1.1 专人交付的通知应在专人交付对方指定人士签收之日被视为有效；

12.1.2 以挂号邮件寄出的通知应在付邮(以邮戳日期为准)后第 5 天(若最后一天是星期六、日或法定节假日，则顺延至下一个工作日)被视为有效；

12.1.3 以传真形式发出的通知应被视作于传真完毕的时间起为有效。

双方通讯地址如下：

甲方：中国中煤能源集团公司

住　所：北京市朝阳区黄寺大街 1 号

邮　编：100011

传　真：010－82256251

乙方：　中国中煤能源股份有限公司

住　所：北京市朝阳区黄寺大街 1 号

邮　编：100011

传　真：_

12.2 若一方更改其通讯地址，应尽快按本条规定书面通知另一方。

第十三条　适用的法律和争议的解决

13.1 本协议应适用中国法律并应根据中国法律解释。

13.2 凡因本协议引起的或与本协议有关的任何争议，双方均应本着友好协商原则自行解决。如果协商在 30 天内未能取得双方可以接受的结果，任何一方均可向中国国际经济贸易仲裁委员会申请依该委员会的仲裁规则进行仲裁，仲裁裁决为终局裁决，对双方均有约束力。

第十四条　出口、外销合同纠纷

14.1 由于境外买方原因导致货款不能及时回收，甲方应予以催收并及时通知乙

方商讨解决问题的方案。

14.2 煤炭出口、外销合同如出现纠纷，乙方有权决定是以自己名义对境外买方提出仲裁或诉讼还是委托甲方以甲方名义对境外买方提出仲裁或诉讼。如果委托甲方提出该等仲裁或诉讼，甲方不应拒绝。

14.3 如果甲方受乙方委托以甲方名义按煤炭出口、外销合同的规定对境外买方提出仲裁或诉讼，乙方同意并承诺向甲方提交必要的佐证资料和证物、提供费用及协助并承担由此产生的损失或利益，不得向甲方要求赔偿或要求分担理赔费用。

14.4 境外买方向甲方提出仲裁或诉讼时，甲方应按本协议和煤炭出口、外销合同的规定对外应诉，并将进展情况及时通知乙方，乙方有义务协助甲方搜集证据，并以负责全部应诉费用等方式支持甲方依法对外应诉。

第十五条　其他

15.1 双方同意按照中国有关法律的规定分别承担一切因签订本协议而产生的有关费用和开支。如没有法律规定者，则由双方平均分配。

15.2 除非取得本协议一方的事先书面同意，本协议的另一方不得转让其在本协议项下的权利和义务。

15.3 本协议和本协议提及的有关文件，应构成协议双方就所述一切事宜之整体协议和理解，并应取代双方对本协议所述一切有关事宜的所有先前口头或书面协议、合约、理解和通信。

15.4 除非另有规定，一方未行使或延迟行使其在本协议项下的权利、权力或特权并不构成对这些权利、权力或特权的放弃，而单一或部分行使这些权利、权力或特权并不排斥任何其它权利、权力或特权的行使。

15.5 本协议附件（若有）是本协议不可分割的组成部分，并与本协议具有同等约束力。

15.6 本协议正本一式八份，双方各持四份，各份协议具有同等法律效力。

本协议由双方法定代表人或授权代表于文首注明日期在中国北京市签订，以昭信守。

（此页无正文）



甲方：中国中煤能源集团公司（印章）

法定代表人或授权代表（签字）：

二00六年九月五日



乙方：中国中煤能源股份有限公司（印章）

法定代表人或授权代表（签字）：

二00六年九月五日

RECEIVED
2007 MAR 13 A 11:43
FFICE OF INTERNATIONAL
CORPORATE FINANCE

中国中煤能源集团公司

与

中国中煤能源股份有限公司

煤炭供应框架协议

二OO六年九月五日

煤炭供应框架协议

本协议由以下双方于 2006 年 9 月 5 日在中华人民共和国(以下简称"中国")北京签订：

甲方：中国中煤能源集团公司

企业法人营业执照注册号：1000001000085

住所：北京市朝阳区黄寺大街 1 号

法定代表人：经天亮

乙方：中国中煤能源股份有限公司

企业法人营业执照注册号：1000001004047

住所：北京市朝阳区黄寺大街 1 号

法定代表人：经天亮

鉴于：

1、 甲方系依据中国法律设立的全民所有制企业，重组后，甲方保留部分目前不宜注入乙方的煤矿运营权（主要包括附表一所示 5 个合作煤矿，以下简称 "下属煤矿企业"）。

2、 乙方系甲方经国务院国有资产监督管理委员会批准进行资产重组，作为发起人独家发起设立之股份公司。乙方于 2006 年 8 月 22 日成立，拟在境外公开发行股票，并将该等股票在境外上市。

3、 在本协议签订之日，甲方拥有乙方 100%的股权，在乙方公开发行股票和在境外上市完成后，甲方将继续为乙方的控股股东。

4、 乙方合法持有煤炭经营相关资质。为整合资源，甲方同意把其拥有运营权的所有下属煤矿企业生产的煤炭按本协议的规定独家供应及销售给乙方。

基于以上所述，根据《中华人民共和国合同法》、《煤炭经营监管办法》等相关法律、法规的规定，为明确甲方与乙方的权利义务关系，以上双方经过友好协商，签订本协议。具体内容如下：

第一条 协议主体

1.1 如适用或除非文意另有所指外，本协议所指甲方为甲方及/或其不时之联系人（"联系人"的定义与不时生效的《香港联合交易所有限公司证券上市规则》（以下简称"《上市规则》"）中的"联系人"的定义相同）。

1.2 如适用或除非文意另有所指外，本协议所指乙方为乙方及/或其附属公司（"附属公司"的定义与《上市规则》中"附属公司"的涵义相同）。

第二条 定义

2.1 除非上下文中另有规定，下述措词在本协议中应有下述含义：

香港联交所： 指香港联合交易所有限公司。

本协议项下的煤炭： 指甲方通过附件一所列下属煤矿企业及依据第 4.6 条的规定不时拥有运营权的其他煤矿自行生产的煤炭。

市场价 指本协议项下供应的煤炭按同等级的煤炭于同一地区或其附近地区，在正常商业交易情况下按一般商业条款供应同等级或同类煤种和品质的煤炭产品的独立第三方当时收取的价格。

协议价： 指按照"合理成本+合理利润"方式确定的价格。

本协议中，"合理成本"指甲乙双方协商认可的甲方为乙方供应本协议项下的煤炭发生的实际费用。除非甲乙双方另行协商确定，本协议中"合理利润"="合理成本"×5%。

不可抗力事件： 指受影响一方不能合理运营的、无法预料或即使可预料到也不可避免且无法克服，并于本协议签订日之后出现的，使该方对本协议全部或部分的履行在客观上成为不可能或不实际(包括但不限于花费合理金额仍无法履行)的任何事

件。此等事件包括但不限于任何政府机构行为（无论有效或无效）、火灾、水灾、风暴、暴乱、爆炸、自然灾害、战争、破坏活动、劳工问题（包括停工、罢工和怠工）以及法院禁令或裁定。

2.2 除非本协议另有规定，在本协议中：

2.2.1 一方包括其继承者；

2.2.2 本协议中，甲方、乙方单称"一方"，合称"双方"。

2.2.3 本协议各条款之标题仅为方便查阅而设，不具法律效力或影响本协议的解释。

第三条 独家供应和销售

3.1 自本协议生效之日起，甲方同意所有其下属煤矿企业所生产的煤炭都应根据本协议约定的条件和价格独家供应和出售给乙方，甲方及其不时拥有运营权的所有下属煤矿企业不对除乙方或者乙方指定的机构之外的第三方销售任何下属煤矿企业所生产的煤炭。

3.2 乙方同意自本协议生效之日起，根据本协议约定的条件和价格向甲方购买煤炭。

第四条 运作模式

4.1 为顺利执行本协议，双方可就煤炭品质规格等制订具体标准并根据市场情况不时予以修订以及另行订立具体协议，甲方确保并促使其不时拥有运营权的所有下属煤矿企业履行双方不时签订的煤炭供应合同，订立后的具体协议不应违反本协议的约定。

4.2 在本协议有效期内，每个历年第四季度，双方应协商制订下一个历年度煤炭生产和销售计划，以月为单位确定下一个历年度各月的煤炭生产数量、交货时间等，并不时协商一致予以修改。双方每年应按照该等年度计划安排有关投入、生产、运输工作。该等年度计划须遵照执行，并应作为本协议不可分割的一部分，为本协议的有效附件。

4.3 甲方须确保并促使其不时拥有运营权的所有下属煤矿企业与乙方及/或其第1.2条所述之有关附属公司，按甲乙双方按4.2条认可的供应计划签订符合本协议之原则及规定的具体煤炭供应合同。所有这些具体煤炭供应合同不得违反本协议的约定，凡与本协议有冲突的以本协议为准。如本协议按条

款中止或终止，所有具体煤炭供应合同同步中止或终止。

4.4 对于在本协议生效时已签订的具体煤炭供应合同，甲乙双方根据约定对这些合同续展期限、或者确定合同在新的年度具体执行计划以及根据不时发生的实际情况及需求对合同进行的任何调整，应符合本协议的原则和条件和按照 4.3 条的规定操作。

4.5 除非另有约定，本协议项下的煤炭应包括坑口交货、车板交货、到厂交货及港口到站交货，但以港口到站交货为主。

4.6 除本协议附件一所列下属煤矿企业外，如果甲方发现可获得其他煤矿权益、运营权的业务机会，应当按照甲乙双方另行签订的《不竞争协议》的规定立即书面通知乙方，并尽力促使该业务机会按合理和公平的条款和条件首先提供给乙方或其附属企业。如果乙方在获得甲方的书面通知后决定放弃该等业务机会并将该等决定书面通知甲方，则甲方在获得该等书面通知后始得自行谋求并获得前述其他煤矿的权益或运营权。

第五条　定价原则

甲方向乙方供应和出售煤炭的价格按照如下方式确定：在本协议有效期内，每年 12 月，双方依照下述原则，按照不同的交货方式，商定下一个历年度不同品种的煤炭销售价格：

5.1 凡有市场价的，执行市场价；

5.2 凡没有市场价的或无法在实际交易中适用市场价的，执行协议价。

第六条　结算方式

本协议项下的下属煤矿企业的煤炭销售，按照每批次依据具体合同的约定完成运输及交付后，以 30 日为一个结算周期，由乙方支付本旬中已经完成的批次的煤炭货款。

第七条　期限

7.1 本协议由双方法定代表或授权代表签署并加盖公章后，有效期追溯至乙方依法设立之日起至 2008 年 12 月 31 日止。

7.2 于上述期限届满日之前六个月内，乙方在不违反其上市地上市规则的前提下有权续展本协议之期限，但乙方任何关于续展本协议的决定均应以书面形式通知甲方。

第八条 双方的陈述和保证

8.1 双方均根据中国法律正式注册成立、有效存续。

8.2 双方已采取一切所需行动，以及取得签订本协议所需的一切同意书、批文、授权和许可。本协议的签订，不会违反 (i)各方的公司章程，(ii)各方的其它任何协议或义务，或(iii)任何中国或其它有关的法域的现行法律、法规或法令。其在本协议上签字的代表已被授予全权签署本协议。

8.3 双方均承诺促使其各自下属企业从事一切需要从事（或不从事一切不应该从事）的行为或事项以使其能够适当地履行其在本协议中的义务。如任何一方在本协议期限内任何时间要求另一方的任何下属企业就该下属企业对有关本协议的执行和在本协议约定的前提下另行签署一份具体执行或补充协议，双方保证促使有关的下属企业和另一方就所要求的形式签署该协议。

8.4 甲方同意，如果任何第三方就同等客货的煤炭产品所提出的条件及条款比甲方更佳，则乙方有权选择向第三方购买煤炭产品。

8.5 甲方同意，如果甲方提供的下属煤矿企业的煤炭产品在任何方面（包括数量或质量）不能满足乙方的需要，则乙方有权选择第三方提供的相应煤炭产品。

第九条 双方权利和义务

9.1 甲方的权利和义务

9.1.1 甲方根据年度计划以及不时进行的局部调整通知并及时提供煤炭。

9.1.2 甲方交易的煤炭应符合具体煤炭销售协议中对品质规格标准的要求。

9.2 乙方的权利和义务

9.2.1 乙方应按具体煤炭销售协议规定的煤种、品名、品质规格在交货地点及时接收煤炭。

9.2.2 根据本协议约定的条款和方式，及时向甲方付款。

第十条 合同履行、变更和终止

10.1 若本协议项下的任何交易构成《上市规则》所述之关连交易或持续性关连

交易，且根据《上市规则》该等交易需在获得香港联交所豁免或乙方（即中国中煤能源股份有限公司）独立股东的事先批准或遵守《上市规则》有关关连交易或持续性关连交易的任何其它规定后方可进行，则本协议与该等交易有关的履行以按照香港联交所给予豁免的条件进行及/或按照《上市规则》的规定获得乙方（即中国中煤能源股份有限公司）独立股东在股东大会上的事先批准及/或遵守《上市规则》有关关连交易或持续性关连交易的任何其它规定为先决条件。

10.2 若香港联交所的豁免是附条件的，则本协议应按所附条件履行。

10.3 在本协议有效期内，若香港联交所对本协议下某一项关连交易或持续性关连交易的豁免被收回、撤销或失效，或其他原因导致该项交易需要但未能符合不时生效的《上市规则》有关关连交易或持续性关连交易的要求，则本协议该项交易有关的履行中止。

10.4 在本协议有效期内任何时间，若本协议下的交易所涉及的有关财政年度累计交易总金额可能或预期会超越已公布的该年度的总金额上限(如适用)，双方同意乙方尽快通知香港联交所并履行《上市规则》下所有适用和必须履行的监管义务，包括根据《上市规则》召开乙方（即中国中煤能源股份有限公司）独立股东大会对有关关连交易和重新确定的年度金额上限寻求独立股东批准（如适用)。未满足所有有关监管规定前，双方同意尽力运营有关交易该年度总额不超过已公布的金额上限。否则，本协议下与该项交易有关的履行中止。

10.5 若本协议与所有各项交易有关的履行均按第 10.3 及/或 10.4 条中止，则本协议终止。

10.6 本协议任何一条款成为非法、无效或不可强制执行并不影响本协议其它条款的效力及可强制执行性。如本协议内的任何条款被裁定无效，但如作部分删除或削减可成为有效者，该条款可在作必要的删除或修订使之有效及有可强制执行性后仍可实施。

10.7 本协议的修订仅可经书面协议并经双方法定代表人或授权代表签字且须经双方采取适当的法人行动批准和符合并满足《上市规则》及有关适用法律法规的监管规定的前提下作出。

第十一条　违约责任

11.1 除非本协议另有约定，任何一方违反本协议约定,另一方可以要求或采纳本协议和法律所允许的补救措施,包括但不限于实际履行和补偿经济损失。

11.2 如果一方未能履行本协议规定的义务应视为违反合同，违约方从另一方收

到具体说明违约情况的通知后应在30日内纠正该违约行为。如30日后，违约没有纠正，则违约方应向另一方负责赔偿违约引起的一切直接和可预见的损失。

第十二条 公告

任何一方未经另一方事先书面同意，不得作出与本协议事项有关的任何公告，但根据中国法律或中国证监会、香港联交所、香港证券及期货事务监察委员会或任何其他相关的规定作出公告的除外。

第十三条 不可抗力

13.1 如果本协议任何一方因受不可抗力事件的任何事件影响而未能履行其在本协议下的全部或部分义务，该义务的履行在不可抗力事件妨碍其履行期间应予中止。

13.2 由于不能预见并且对其发生和后果不能防止或避免的不可抗力事件，致使直接影响本协议的履行或者不能按约定的条件履行时，遇有上述不可抗力事件的一方，应将事件情况尽可能在最短的时间内以通知书形式通知对方，并应在15天内，提供事件详情及本协议不能履行或者部分不能履行，或者需要延期履行的理由的有效证明文件。声称不可抗力事件导致其对本协议的履行在客观上成为不可能或不实际的一方，有责任尽一切合理的努力消除或减轻此等不可抗力事件的影响。

13.3 不可抗力事件发生时，双方应立即通过友好协商决定如何执行本协议。按照不可抗力事件对履行协议影响的程度，由双方协商决定是否解除本协议，或者部分免除履行本协议的责任，或者延期履行本协议。

第十四条 通知

14.1 一方根据本协议规定作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人手递或挂号邮务发至另一方指定的地址，或传真至另一方指定的传真号码。通知被视为已有效作出的日期应按以下的规定确定：

14.1.1 专人交付的通知应在专人交付对方指定人士签收之日被视为有效；

14.1.2 以挂号邮务寄出的通知应在付邮(以邮戳日期为准)后第5天(若最后一天是星期六、日或法定节假日，则顺延至下一个工作日)被视为有效；

14.1.3 以传真形式发出的通知应被视作于传真完毕的时间作出。

双方通讯地址如下：

甲方：中国中煤能源集团公司

住　所：北京市朝阳区黄寺大街 1 号

邮　编：100011

传　真：010－82256251

乙方：　中国中煤能源股份有限公司

住　所：北京市朝阳区黄寺大街 1 号

邮　编：100011

传　真：_

14.2 若一方更改其通讯地址，应尽快按本条规定书面通知另一方。

第十五条　适用的法律和争议的解决

15.1 本协议应适用中国法律并应根据中国法律解释。

15.2 凡因本协议引起的或与本协议有关的任何争议，双方均应本着友好协商原则自行解决。如果协商在 30 天内未能取得双方可以接受的结果，任何一方均可向中国国际经济贸易仲裁委员会申请依该委员会的仲裁规则进行仲裁，仲裁裁决为终局裁决，对双方均有约束力。

第十六条　其他

16.1 双方同意按照中国有关法律的规定分别承担一切因签订本协议而产生的有关费用和开支。如没有法律规定者，则由双方平均分配。

16.2 除非取得本协议一方的事先书面同意，本协议的另一方不得转让其在本协议项下的权利和义务。

16.3 本协议和本协议提及的有关文件，应构成协议双方就所述一切事宜之整体协议和理解，并应取代双方对本协议所述一切有关事宜的所有先前口头或书面协议、合约、理解和通信。

16.4 除非另有规定，一方未行使或延迟行使其在本协议项下的权利、权力或特权并不构成对这些权利、权力或特权的放弃，而单一或部分行使这些权利、权力或特权并不排斥任何其它权利、权力或特权的行使。

16.5 本协议附件（若有）是本协议不可分割的组成部分，并与本协议具有同等约束力。

16.6 本协议正本一式八份，双方各持两份，各份协议具有同等法律效力。

本协议由双方法定代表人或授权代表于文首注明日期在中国北京市签订，以昭信守。

（此页无正文）



甲方：中国中煤能源集团公司（印章）

法定代表人或授权代表（签字）：

二00六年九月五日

乙方：中国中煤能源股份有限公司（印章）

法定代表人或授权代表（签字）：

二00六年九月五日

附件一：

1、杨涧煤矿；

2、担水沟煤矿；

3、西沙河煤矿；

4、唐山沟煤矿；

5、东坡煤矿。

RECEIVED

中国中煤能源集团公司

与

中国中煤能源股份有限公司

综合原料和服务互供框架协议

二OO六年九月五日

综合原料和服务互供框架协议

本协议由以下双方于2006年9月5日在中华人民共和国(以下简称"中国")北京签订：

甲方：中国中煤能源集团公司

企业法人营业执照注册号：1000001000085

住所：北京市朝阳区黄寺大街1号

法定代表人：经天亮

乙方：中国中煤能源股份有限公司

企业法人营业执照注册号：1000001004047

住所：北京市朝阳区黄寺大街1号

法定代表人：经天亮

本协议中，甲方、乙方单称"一方"，合称"双方"。

鉴于：

1、 甲方系依据中国法律设立的全民所有制企业。

2、 乙方系甲方经国务院国有资产监督管理委员会批准进行资产重组，作为发起人独家发起设立之股份公司。乙方于2006年8月22日成立，拟在境外公开发行股票，并将该等股票在境外上市，包括在香港联合交易所有限公司（以下简称"香港联交所"）。

3、 在本协议签订之日，甲方拥有乙方100%的股权，在全球募股完成后，甲方将继续为乙方的控股股东。

4、 甲方向乙方注入重组前属于甲方及其下属企业和单位的"主营业务"及与其相关的资产、负债及/或所有者权益。本协议中，"主营业务"包括煤炭业务（包括煤炭生产、销售、贸易及其它服务）；焦化业务（包括焦炭生产及销售及煤化工产品）；煤矿相关机械装备的制造业务（包括煤矿机械装备设计、研发、制造及销售业务和售后服务）及煤矿设计等业务。

5、 重组完成后，甲方及其下属企业和单位将保留煤炭辅助生产服务、物资供应以及部分目前不宜注入乙方的资产（包括电力资产、煤矿建设资产、土木工程建设资产、合作矿的资产）和煤炭出口、生活及后勤服务及其相关的资产、负债和所有者权益。重组后甲方将从事与煤炭生产、煤矿建设、发电相关的辅助生产服务、原料供应、煤炭及焦炭出口代理、生活及后勤服务等业务。

6、 重组完成后，甲方及其下属企业和单位与乙方及其下属企业或单位将按照本协议的条款互相供应原料和服务。为此，双方同意签订本协议，并保证分别促使其各自的相关下属企业和单位、分公司和其他单位按照本协议的条款和精神，提供本协议规定的原料和服务。

基于以上所述，根据《中华人民共和国合同法》等相关法律、法规的规定，为明确甲方与乙方的权利义务关系，以上双方经过友好协商，签订本协议。具体内容如下：

第一条 协议主体

1.1 如适用或除非文意另有所指外，本协议所指甲方及其下属企业为甲方及/或其不时之联系人（"联系人"的定义与不时生效的《香港联合交易所有限公司证券上市规则》（以下简称"《上市规则》"）中的"联系人"的定义相同）。

1.2 如适用或除非文意另有所指外，本协议所指乙方及其下属企业为乙方及/或其附属公司（"附属公司"的定义与《上市规则》中"附属公司"的涵义相同）。

第二条 定义

2.1 除非上下文中另有规定，下述措词在本协议中应有下述含义：

香港联交所： 指香港联合交易所有限公司。

政府定价： 是指由中华人民共和国中央政府、省级政府或其它监管部门制定的法律、法规、决定、命令或针对煤炭或焦炭

销售确定的价格。

政府指导价： 是指由中华人民共和国中央政府、省级政府或其它监管部门制定的法律、法规、决定、命令或针对该类产品和服务确定的在一定幅度内可由交易双方自行确定的价格。

市场价： 指按照下列顺序依次确定的价格：(1)该类产品和服务的提供地或其附近地区在正常商业交易情况下提供该类产品和服务的独立第三方当时收取的价格；或(2)在正常商业交易情况下提供该类产品的独立第三方当时收取的价格。

协议价： 指按照“合理成本+合理利润”方式确定的价格。

本协议中，“合理成本”指甲乙双方协商认可的甲方为乙方提供该等服务所发生的实际费用。除非甲乙双方依据提供服务的性质另行协商确定，本协议中“合理利润”=“合理成本”×5%。

不可抗力事件： 指受影响一方不能合理控制的、无法预料或即使可预料到也不可避免且无法克服，并于本协议签订日之后出现的，使该方对本协议全部或部分的履行在客观上成为不可能或不实际(包括但不限于花费合理金额仍无法履行)的任何事件。此等事件包括但不限于任何政府机构行为（无论有效或无效）、火灾、水灾、风暴、暴乱、爆炸、自然灾害、战争、破坏活动、劳工问题（包括停工、罢工和怠工）以及法院禁令或裁定。

2.2 除非本协议另有规定，在本协议中：

2.2.1 一方包括其继承者；

2.2.2 本协议中，甲方、乙方单称“一方”，合称“双方”。

2.2.3 本协议各条款之标题仅为方便查阅而设，不具法律效力或影响本协议的解释。

第三条 原料和服务范围

3.1 甲方及其联系人向乙方及其附属公司提供的原料和服务包括：

3.1.1 生产元素及原料供应类：生产物料及其他相关或类似生产物料；运输（包括汽车及货车）；供电及供暖；测试及机械维修服务；设备租赁；及

3.1.2 社会及生活服务类：治安保卫服务；职工培训；学校医疗及急救服务；养老金、失业金和医疗金管理服务、通讯服务、物业服务及其它相关或类似的生活服务。

3.2 乙方及其联系人向甲方及其附属公司提供的原料和服务包括：

3.2.1 生产物料及其他相关或类似生产物料；供电；运输及装车服务；供气；机械维修；劳务；招/投标服务；供水、供电、供热、供暖。

3.3 甲乙双方同意，乙方及其附属公司为甲方及其下属企业煤炭及焦炭出口业务向甲方及其下属企业提供独家及排他的煤炭及焦炭出口配套辅助服务，包括组织货源、混配煤、协调物流、港口事务、验收和检验、单证收集和交接。

第四条 交易原则

4.1 甲乙双方同意，除上述第 3.3 条项下的出口配套服务外，在第三方的销售条件相同或更差时，优先使用对方的原料和服务。

4.2 甲乙双方同意，除上述第 3.3 条项下的出口配套服务外，在第三方购买条件相同或更差时，优先向对方提供原料和服务。

4.3 甲乙双方同意，除上述第 3.3 条项下的出口配套服务外，在一方与另一方进行的任何交易("交易")中，甲方和乙方分别将不会：

4.3.1 以较其向第三方提供原料或服务为差的条款向另一方提供该等原料或服务;及

4.3.2 以较另一方向第三方提供原料或服务为佳的条款从另一方获得任何原料或服务。

4.4 甲乙双方同意，除上述第 3.3 条项下的出口配套服务外，本协议的签订，并不影响甲乙双方自主选择交易对象，与第三方进行交易。如果第三方能按照本协议下优于一方的价格条件，提供相似原料和服务，则另一方有权委托该第三方提供原料和服务。

4.5 就本协议项下的所有原料和服务交易而言，各交易方可按本协议规定的框架范围另行订立具体合同，该具体合同不应违反本协议的约定。各交易方是指甲方、甲方的联系人、乙方及乙方的附属公司。

第五条 定价原则

5.1 本协议项下的各项原料和服务的价格，须按本条的总原则和顺序确定:

5.1.1 凡有政府定价的，执行政府定价；

5.1.2 凡没有政府定价，但有政府指导价的，执行政府指导价；

5.1.3 没有政府定价和政府指导价的，执行市场价(含招标价)；

5.1.4 前三者都没有的或无法在实际交易中适用以上交易原则的，执行协议价。

5.2 在不违反前述第 5.1 条规定的前提下，就上述第 3.3 条项下的出口配套服务，甲方向乙方支付的服务费费率按照每吨煤炭出口 FOB 价的 0.8-1.3%计算。

5.3 甲乙双方就每月所获供应和服务应付的采购价或服务费需按每历月以后付的方式缴付。

第六条 运作方式

6.1 原则上，甲乙双方须于每年十月三十一日前向对方提交下一年度拟从对方获取的原料和服务的需求计划 (以下简称"需求计划")。

6.2 甲乙双方须确保并促使各自的联系人或附属公司（如适用），按双方认可的供应计划签订符合本协议之原则及规定的具体原料和服务合同。

6.3 在本合同执行过程中，如有需要并经甲乙双方同意，可对原料和服务的需求和供应计划及具体合同进行调整。

6.4 乙方的附属公司——上海大屯能源股份有限公司（一家 A 股上市公司）与甲方的全资子公司——大屯煤电（集团）有限责任公司之间按照 A 股上市规则中对关联交易协议的相关规定签订的综合服务协议或类似性质的协议应不违反本协议的约定并作为本协议不可分割的一部分。

第七条 双方的权利和义务

7.1 双方的权利包括：

7.1.1 在保证向对方按照本协议的规定提供原料和服务的前提下，可选择为第三方提供相应的原料和服务，但上述第 3.3 条项下的出口配套服务除外。

7.1.2 在不违反本协议第 6 条的前提下，自主编制年度需求和供应计划并作相应调整。

7.1.3 按照本协议及具体原料和服务合同的规定，收取货款和/或服务费。

7.2 双方的义务包括：

7.2.1 促使并保证其联系人或附属公司（如适用），按照本协议及具体的原料和服务合同规定的标准和价格向对方提供原料和服务。

7.2.2 接受具体原料和服务合同当事人的委托，协调与该具体原料和服务合同有关的事宜。

7.2.3 指定或设立专门机构负责本协议项下有关原料和服务交易的联络、文件的编制、计划和安排、供求平衡、合同执行的监督、协调等事项。

7.2.4 按照本协议及其具体的原料和服务合同的规定支付有关价款和服务费用。

7.3 在符合本协议之规定的前提下，如果一方提供的原料和服务在任何方面(包括数量上或质量上)不能满足另一方的需要，则另一方可以选择第三方提供的相应原料和服务。

第八条 期限和具体原料、产品、服务合同的终止

8.1 在不违反第 8.2 及 8.3 条规定的前提下，签订的具体原料和服务合同(但不包括本协议)的任何一方可以在不少于三个月之前向另一方发出终止提供某种原料、产品或服务的书面通知。通知中必须说明何种原料、产品或服务的提供会予以终止及终止何时生效。经双方协商一致，就该种原料、产品或服务的供应可以解除。若有任何原料、产品或服务根据本条款终止提供，该终止不影响甲方或乙方在本协议项下其他的权利或义务，也不影响按本协议签订的具体原料和服务合同的任何一方在该等合同项下的其他权利或义务。

8.2 如果一方无法方便地从第三方(包括但不限于与另一方有关的任何其他第三方)获得另一方提供的某种原料或服务，且一方需要另一方提供该种原料或服务，另一方不得在任何情况下终止该种原料和服务的提供。

8.3 若任何一方已根据本协议第 8.1 条发出终止通知终止某种原料和服务的提供，除甲乙双方另行约定外，该终止通知将不会终止或影响在发出有关通知时或之前，双方在本协议及与本协议有关的具体原料和服务合同中的义务及已发生的责任。

8.4 在不影响第 9 条的前提下，本协议经双方授权代表签字并加盖公章后，有效期追溯自乙方依法设立之日起至 2008 年 12 月 31 日止。本协议在符合有关法规及乙方上市地上市规则的前提下，经甲乙双方同意可以延长或续期。

8.5 如任何一方违反本协议之任何条款("违约方")，另一方("守约方")可向其发出书面通知告知其构成违约行为，并要求违约方在指定的合理期限内作出补救，而违约方未在上述期限内对此等违约行为作出补救，则守约方可立即终止本协议。守约方保留向违约方追索补偿和其他任何法律允许的权利主张的权利。

8.6 本协议的终止不应影响任何一方的任何根据本协议已经产生的权利或义务。

第九条 双方的陈述和保证

9.1 双方均根据中国法律正式注册成立、有效存在。

9.2 双方已采取一切所需行动，以及（除本协议另有明确规定外）取得签订本协议所需的一切同意书、批文、授权和许可。本协议的签订，不会违反(i)各方的公司章程，(ii)各方的其它任何协议或义务，或(iii)任何中国或其它有关的地域的现行法律、法规或法令。其在本协议上签字的代表已被授予全权签署本协议。

9.3 双方均承诺促使其各自下属企业从事一切需要从事（或不从事一切不应该从事）的行为或事项以使其能够适当地履行其在本协议中的义务。如任何一方在本协议期限内要求另一方的任何下属企业就对有关本协议的执行和在本协议约定的前提下另行签署一份具体执行或补充协议，双方保证促使有关的下属企业和另一方就所要求的形式签署该协议。

第十条 协议的履行、变更和终止

10.1 若本协议项下的任何交易构成《上市规则》所述之关连交易，且根据《上市规则》该等交易在获得香港联交所豁免或遵守《上市规则》有关关连交易的规定后方可进行，则本协议项下与该等交易有关的履行以获得香港联交所的豁免或遵守《上市规则》有关关连交易的规定为先决条件。

10.2 若香港联交所的豁免是附条件的，则本协议应按所附条件履行。

10.3 若香港联交所对某一项关连交易的豁免被收回、撤销或失效或某项关连交易不获得乙方独立股东的批准，且该项交易未能符合《上市规则》有关关连交易的要求，则本协议该项交易有关的履行终止。

10.4 若本协议与所有各项交易有关的履行均按第 10.3 条终止，则本协议终止。

10.5 若关连交易总金额可能超越香港联交所批准的该年度的总豁免额(如适用)，双方同意乙方尽快通知及向香港联交所申请提高该年度的总豁免额或根据《上市规则》召开乙方（即中国中煤能源股份有限公司）独立股东大会寻求独立股东批准（如适用)。未取得香港联交所新豁免额或独立股东批准前，双方同意尽力控制有关交易于该年度总豁免额内。

第十一条　不可抗力

11.1 如果本协议任何一方因受不可抗力事件影响而未能履行其在本协议下的全部或部分义务，该义务的履行在不可抗力事件妨碍其履行期间应予中止。不可抗力事件指受影响一方不能合理控制的、无法预料或即使可预料到也不可避免且无法克服，并于本协议签订日之后出现的，使该方对本协议全部或部分的履行在客观上成为不可能或不实际(包括但不限于花费合理金额仍无法履行)的任何事件。此等事件包括但不限于水灾、火灾、旱灾、风灾、地震、其它自然灾害、交通意外、罢工、骚动、暴乱及战争(不论是否宣战)以及政府部门的作为及不作为。

11.2 声称受到不可抗力事件影响的一方应尽可能在最短的时间内通过书面形式将不可抗力事件的发生通知另一方，并在该不可抗力事件发生后十五日内以专人递送或挂号邮寄向另一方提供关于此种不可抗力事件及其持续时间的适当证据。声称不可抗力事件导致其对本协议的履行在客观上成为不可能或不实际的一方，有责任尽一切合理的努力消除或减轻此等不可抗力事件的影响。

11.3 不可抗力事件发生时，双方应立即通过友好协商决定如何执行本协议。不可抗力事件或其影响终止或消除后，甲乙双方须立即恢复履行各自在本协议项下的各项义务。

第十二条　公告

任何一方未经另一方事先书面同意，不得作出与本协议事项有关的任何公告，但根据中国法律或中国证监会、香港联交所、香港证券及期货事务监察委员会或任何其他相关的规定作出公告的除外。

第十三条 通知

13.1 一方根据本协议规定作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人手递或挂号邮件发至另一方指定的地址，或传真至另一方指定的传真号码。通知被视为已有效作出的日期应按以下的规定确定：

13.1.1 专人交付的通知应在专人交付对方指定人士签收之日被视为有效；

13.1.2 以挂号邮件寄出的通知应在付邮(以邮戳日期为准)后第 5 天(若最后一天是星期六、日或法定节假日，则顺延至下一个工作日)被视为有效；

13.1.3 以传真形式发出的通知应被视作于传真完毕的时间作出。

双方通讯地址如下：

甲方：中国中煤能源集团公司

住 所：北京市朝阳区黄寺大街 1 号

邮 编：100011

传 真：010－82256251

乙方： 中国中煤能源股份有限公司

住 所：北京市朝阳区黄寺大街 1 号

邮 编：100011

传 真：

13.2 若一方更改其通讯地址，应尽快按本条规定书面通知另一方。

第十四条 适用法律和争议的解决

14.1 本协议应适用中国法律并应根据中国法律解释。

14.2 凡因本协议引起的或与本协议有关的任何争议，双方均应本着友好协商原则自行解决。如果协商在 30 天内未能取得双方可以接受的结果，任何

一方均可向中国国际经济贸易仲裁委员会申请依该委员会的仲裁规则进行仲裁，仲裁裁决为终局裁决，对双方均有约束力。

第十五条　其他

15.1 双方同意按照中国有关法律的规定分别承担一切因签订本协议而产生的有关费用和开支。如没有法律规定者，则由双方平均分配。

15.2 除非取得本协议一方的事先书面同意，本协议的另一方不得转让其在本协议项下的权利和义务。

15.3 本协议和本协议提及的有关文件，应构成协议双方就所述一切事宜之整体协议和理解，并应取代双方对本协议所述一切有关事宜的所有先前口头或书面协议、合约、理解和通信。

15.4 除非另有规定，一方未行使或延迟行使其在本协议项下的权利、权力或特权并不构成对这些权利、权力或特权的放弃，而单一或部分行使这些权利、权力或特权并不排斥任何其它权利、权力或特权的行使。

15.5 本协议附件（若有）是本协议不可分割的组成部分，并与本协议具有同等约束力。

15.6 本协议正本一式八份，双方各持四份，各份协议具有同等法律效力。

本协议由双方法定代表人或授权代表于文首注明日期在中国北京市签订，以昭信守。

（此页无正文）



甲方：中国中煤能源集团公司（印章）

法定代表人或授权代表（签字）

二00六年九月五日

乙方：中国中煤能源股份有限公司（印章）

法定代表人或授权代表（签字）

二00六年九月五日

RECEIVED
2007 MAR 13 A 11:43

中国中煤能源集团公司

与

中国中煤能源股份有限公司

煤矿建设及设计服务框架协议

二OO六年九月五日

煤矿建设及设计服务框架协议

本协议由以下双方于2006年9月5日在中华人民共和国(以下简称"中国")北京签订：

甲方：中国中煤能源集团公司

企业法人营业执照注册号：1000001000085

住所：北京市朝阳区黄寺大街1号

法定代表人：经天亮

乙方：中国中煤能源股份有限公司

企业法人营业执照注册号：1000001004047

住所：北京市朝阳区黄寺大街1号

法定代表人：经天亮

本协议中，甲方、乙方单称"一方"，合称"双方"。

鉴于：

1、 甲方系依据中国法律设立的全民所有制企业。

2、 乙方系甲方经国务院国有资产监督管理委员会批准进行资产重组，作为发起人独家发起设立之股份公司。乙方于2006年8月22日成立，拟在境外公开发行股票，并将该等股票在境外上市。

3、 在本协议签订之日，甲方拥有乙方100%的股权，在全球募股完成后，甲方将继续为乙方的控股股东。

4、 重组完成后，甲方及其附属企业和单位将按照本协议的条款的规定向乙方及其附属企业或单位提供煤矿建设服务，乙方及其附属企业为甲方及

其附属企业或单位提供煤矿设计服务。为此，双方同意签订本协议，并保证分别促使其各自的相关附属企业和单位(包括双方下属的附属公司（按香港联交所上市规则定义)、分公司和其他单位)按照本协议的条款和精神，提供本协议规定的煤矿建设和煤矿设计服务。

基于以上所述，根据《中华人民共和国合同法》等相关法律、法规的规定，为明确甲方与乙方的权利义务关系，以上双方经过友好协商，签订本协议。具体内容如下：

第一条　协议主体

1.1　如适用或除非文意另有所指外，本协议所指甲方为甲方及/或其不时之联系人（“联系人”的定义与不时生效的《香港联合交易所有限公司证券上市规则》（以下简称“《上市规则》”）中的“联系人”的定义相同）。

1.2　如适用或除非文意另有所指外，本协议所指乙方为乙方及/或其附属公司（“附属公司”的定义与《上市规则》中“附属公司”的涵义相同）。

第二条　定义

2.1　除非上下文中另有规定，下述措词在本协议中应有下述含义：

香港联交所：　指香港联合交易所有限公司。

会计年度：　指每年的公历元月一日至十二月三十一日。

煤矿设计服务：　指乙方及/或其附属公司提供的煤矿设计及煤炭、焦炭生产设计服务。

煤矿建设服务：　指甲方及/或其联系人提供的煤矿建设服务，包括煤矿、矿井、坑道及其辅助设施的建设服务。

不可抗力事件：　指受影响一方不能合理控制的、无法预料或即使可预料到也不可避免且无法克服，并于本协议签订日之后出现的，使该方对本协议全部或部分的履行在客观上成为不可能或不实际(包括但不限于花费合理金额仍无法履行)的任何事件。此等事件包括但不限于任何政府机构行为（无论有效或无效）、火灾、水灾、风暴、暴乱、爆炸、自然灾害、战争、破坏活动、劳工问题（包括停工、罢工和怠工）以及法院禁令或裁定。

2.2　除非本协议另有规定，在本协议中：

2.2.1 一方包括其继承者；

2.2.2 本协议中，甲方、乙方单称"一方"，合称"双方"。

2.2.3 本协议各条款之标题仅为方便查阅而设，不具法律效力或影响本协议的解释。

第三条 服务范围

3.1 甲方（包括其联系人）向乙方（包括其附属公司）提供的煤矿建设服务包括煤矿矿井、坑道及其辅助设施的建设服务。

3.2 甲方（包括其联系人）承揽乙方（包括其附属公司）分包的煤矿矿井、坑道及其辅助设施的煤矿建设工程。

3.3 乙方（包括其附属公司）为甲方（包括其联系人）保留的辅助煤矿、辅助煤炭及焦炭生产业务及按国家政策由甲方不时进行整合改造的地方煤矿提供的设计服务。

第四条 交易及定价原则

4.1 煤矿建设服务及煤矿设计服务均将采取招投标的方式确定服务提供方并确定价格。

4.2 一方应按照招投标法的规定以及另一方邀标书的具体要求投标。

4.3 一方根据矿建及设计项目的具体情况自主确定中标方，在且仅在另一方投标条件优于或者不劣于其他投标方的情况下，一方应优先考虑另一方作为中标方。

4.4 就本协议项下的所有煤矿建设服务及煤矿设计服务交易而言，各交易方可按本协议规定原则及范围另行订立具体合同，约定相关权利义务。各交易方是指甲、乙双方及其相关附属企业或单位。

第五条 双方的权利和义务

5.1 甲方的权利和义务包括：

5.1.1 按照本协议及具体煤矿建设服务合同的规定收取煤矿建设服务费并接受设计服务；

5.1.2 促使并保证其附属企业或单位按照本协议及具体煤矿建设服务合同规定的标准和定价向乙方提供煤矿建设服务，并（如适用）支付设计服务费。

5.2 乙方的权利义务包括：

5.2.1 按照本协议及具体煤矿建设及设计服务合同的规定收取设计服务费并接受煤矿建设服务（如适用）；

5.2.2 促使并保证其附属企业或单位按照本协议及其具体煤矿设计服务合同规定的标准和定价向甲方提供煤矿设计服务，并支付建设服务费（如适用）。

第六条 双方的陈述和保证

6.1 双方均根据中国法律正式注册成立、有效存在。

6.2 双方已采取一切所需行动，以及（除本协议另有明确规定外）取得签订本协议所需的一切同意书、批文、授权和许可。本协议的签订，不会违反(i)各方的公司章程，(ii)各方的其它任何协议或义务，或(iii)任何中国或其它有关的地域的现行法律、法规或法令。其在本协议上签字的代表已被授予全权签署本协议。

6.3 双方均承诺促使其各自下属企业从事一切需要从事（或不从事一切不应该从事）的行为或事项以使其能够适当地履行其在本协议中的义务。如任何一方在本协议期限内任何时间要求另一方的任何下属企业就该下属企业对有关本协议的执行和在本协议约定的前提下另行签署一份具体执行或补充协议，双方保证促使有关的下属企业和另一方就所要求的形式签署该协议。

第七条 协议的期限、履行、变更和终止

7.1 本协议经双方授权代表签字并加盖公章后，有效期追溯自乙方依法设立之日起至 2008 年 12 月 31 日止。

7.2 若本协议项下的任何交易构成《上市规则》所述之关连交易或持续性关连交易，且根据《上市规则》该等交易需在获得香港联交所豁免或乙方（即中国中煤能源股份有限公司）独立股东的事先批准或遵守《上市规则》有关关连交易或持续性关连交易的任何其它规定后方可进行，则本协议与该等交易有关的履行以按照香港联交所给予豁免的条件进行及/或按照《上市规则》的规定获得乙方（即中国中煤能源股份有限公司）独立股东在股东大会上的事先批准及/或遵守《上市规则》有关关连交易或持续性关连交易的任何其它规定为先决条件。

7.3 若香港联交所的豁免是附条件的，则本协议应按所附条件履行。

7.4 在本协议有效期内，若香港联交所对本协议下某一项关连交易或持续性关连交易的豁免被收回、撤销或失效，或其他原因导致该项交易需要但未能符合不时生效的《上市规则》有关关连交易或持续性关连交易的要求，则本协议该项交易有关的履行中止。

7.5 在本协议有效期内任何时间，若本协议下的交易所涉及的有关财政年度累计交易总金额可能或预期会超越已公布的该年度的总金额上限(如适用)，双方同意乙方尽快通知香港联交所并履行《上市规则》下所有适用和必须履行的监管义务，包括根据《上市规则》召开乙方（即中国中煤能源股份有限公司）独立股东大会对有关关连交易和重新厘定的年度金额上限寻求独立股东批准（如适用)。未满足所有有关监管规定前，双方同意尽力控制有关交易该年度总额不超过已公布的金额上限。否则，本协议下与该项交易有关的履行中止。

7.6 若本协议与所有各项交易有关的履行均按第 7.4 条及/或 7.5 条中止，则本协议终止。

7.7 本协议任何一条款成为非法、无效或不可强制执行并不影响本协议其它条款的效力及可强制执行性。如本协议内的任何条款被裁定无效，但如作部分删除或削减可成为有效者，该条款可在作必要的删除或修订使之有效及有可强制执行性后仍可实施。

7.8 本协议的修订仅可经书面协议并经双方授权代表签字且须经双方采取适当的法人行动批准和符合并满足《上市规则》及有关适用法律法规的监管规定的前提下作出。

第八条 不可抗力

8.1 如果本协议任何一方因受不可抗力事件影响而未能履行其在本协议下的全部或部分义务，该义务的履行在不可抗力事件妨碍其履行期间应予中止。不可抗力事件指受影响一方不能合理控制的、无法预料或即使可预料到也不可避免且无法克服，并于本协议签订日之后出现的，使该方对本协议全部或部分的履行在客观上成为不可能或不实际(包括但不限于花费合理金额仍无法履行)的任何事件。此等事件包括但不限于水灾、火灾、旱灾、风灾、地震、其它自然灾害、交通意外、罢工、骚动、暴乱及战争(不论是否宣战)以及政府部门的作为及不作为。

8.2 声称受到不可抗力事件影响的一方应尽可能在最短的时间内通过书面形式将不可抗力事件的发生通知另一方，并在该不可抗力事件发生后十五日内以专人递送或挂号邮寄向另一方提供关于此种不可抗力事件及其持续时间的适当证据。声称不可抗力事件导致其对本协议的履行在客观上

成为不可能或不实际的一方，有责任尽一切合理的努力消除或减轻此等不可抗力事件的影响。

8.3　不可抗力事件发生时，双方应立即通过友好协商决定如何执行本协议。不可抗力事件或其影响终止或消除后，甲乙双方须立即恢复履行各自在本协议项下的各项义务。

第九条　公告

任何一方未经另一方事先书面同意，不得作出与本协议事项有关的任何公告，但根据中国法律或中国证监会、香港联交所、香港证券及期货事务监察委员会或任何其他相关的规定作出公告的除外。

第十条　通知

10.1　一方根据本协议规定作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人手递或挂号邮件发至另一方指定的地址，或传真至另一方指定的传真号码。通知被视为已有效作出的日期应按以下的规定确定：

10.1.1　专人交付的通知应在专人交付对方指定人士签收之日被视为有效；

10.1.2　以挂号邮件寄出的通知应在付邮(以邮戳日期为准)后第 5 天(若最后一天是星期六、日或法定节假日，则顺延至下一个工作日)被视为有效；

10.1.3　以传真形式发出的通知应被视作于传真完毕的时间作出。

双方通讯地址如下：

出租方：中国中煤能源集团公司

住 所：北京市朝阳区黄寺大街 1 号

邮 编：100011

传 真：010－82256251

承租方： 中国中煤能源股份有限公司

住 所：北京市朝阳区黄寺大街 1 号

邮 编：100011

传 真:

10.2 若一方更改其通讯地址，应尽快按本条规定书面通知另一方。

第十一条 适用法律和争议的解决

11.1 本协议应适用中国法律并应根据中国法律解释。

11.2 凡因本协议引起的或与本协议有关的任何争议，双方均应本着友好协商原则自行解决。如果协商在 30 天内未能取得双方可以接受的结果，任何一方均可向中国国际经济贸易仲裁委员会申请依该委员会的仲裁规则进行仲裁，仲裁裁决为终局裁决，对双方均有约束力。

第十二条 其他

12.1 双方同意按照中国有关法律的规定分别承担一切因签订本协议而产生的有关费用和开支。如没有法律规定者，则由双方平均分配。

12.2 除非取得本协议一方的事先书面同意，本协议的另一方不得转让其在本协议项下的权利和义务。

12.3 本协议和本协议提及的有关文件，应构成协议双方就所述一切事宜之整体协议和理解，并应取代双方对本协议所述一切有关事宜的所有先前口头或书面协议、合约、理解和通信。

12.4 除非另有规定，一方未行使或延迟行使其在本协议项下的权利、权力或特权并不构成对这些权利、权力或特权的放弃，而单一或部分行使这些权利、权力或特权并不排斥任何其它权利、权力或特权的行使。

12.5 本协议附件（若有）是本协议不可分割的组成部分，并与本协议具有同等约束力。

12.6 本协议正本一式八份，双方各持四份，各份协议具有同等法律效力。

本协议由双方法定代表人或授权代表于文首注明日期在中国北京市签订，以昭信守。

（此页无正文）



甲方：中国中煤能源集团公司（印章）

法定代表人或授权代表（签字）

二00六年九月五日

乙方：中国中煤能源股份有限公司（印章）

法定代表人或授权代表（签字）：

二00六年九月五日



中国中煤能源集团公司

与

中国中煤能源股份有限公司

房屋租赁框架协议

二00六年九月五日

房屋租赁框架协议

本协议由以下双方于2006年9月5日在中华人民共和国(以下简称"中国")北京签订：

甲方或出租方：中国中煤能源集团公司

企业法人营业执照注册号：1000001000085

住所：北京市朝阳区黄寺大街1号

法定代表人：经天亮

乙方或承租方：中国中煤能源股份有限公司

企业法人营业执照注册号：1000001004047

住所：北京市朝阳区黄寺大街1号

法定代表人：经天亮

鉴于：

1、 甲方系依据中国法律设立的全民所有制企业。

2、 乙方系甲方经国务院国有资产监督管理委员会批准进行资产重组，作为发起人独家发起设立之股份公司。乙方于2006年8月22日成立，拟在境外公开发行股票，并将该等股票在境外（包括在香港联合交易所有限公司，以下简称"香港联交所"）上市。

3、 在本协议签订之日，甲方拥有乙方100%的股权，在乙方公开发行股票和在境外市完成后，甲方将继续为乙方的控股股东。

4、 甲方及/或其联系人分别拥有本协议项下的房屋所有权且乙方在生产及营运过程中需要租赁甲方房屋。

5、 甲方拥有本协议附件一所列示房屋的所有权并同意将本协议附件一所列其自有房屋按照本协议的规定出租予乙方，乙方同意租赁。

基于以上所述，根据《中华人民共和国合同法》、《中华人民共和国城市房地产管理法》等相关法律、法规的规定，为明确甲方与乙方的权利义务关系，以上双方经过友好协商，签订本协议。具体内容如下：

第一条 协议主体

1.1 如适用或除非文意另有所指外，本协议所指甲方为甲方及/或其不时之联系人（“联系人”的定义与不时生效的《香港联合交易所有限公司证券上市规则》（以下简称“《上市规则》”）中的“联系人”的定义相同）。

1.2 如适用或除非文意另有所指外，本协议所指乙方为乙方及/或其附属公司（“附属公司”的定义与《上市规则》中“附属公司”的涵义相同）。

第二条 租赁房屋

2.1 甲方同意按照本协议的条款和条件将其合法拥有并列于本协议附件一下全部租赁房屋（房屋资料详见附件一，以下称“租赁房屋”）租赁与乙方；乙方愿意依照本协议的规定，向甲方支付相应之对价以承租甲方在本协议项下全部租赁房屋。

2.2 在本协议项下租赁房屋应视为甲方已在乙方成立时移交给乙方。甲方确认本协议项下租赁房屋在移交时处于满足乙方需求的良好状态。

2.3 出租方将促使其下属拥有租赁房屋的联系人或附属公司（视其适用者）将严格按照本协议规定的条款和条件就其所拥有的一处或多处房屋与承租方签署具体租赁合同（以下简称“具体租赁合同”）。具体租赁合同必须依本协议确立的租赁原则签订，凡与本协议有冲突的，以本协议为准。如本协议按条款中止或终止，所有具体租赁合同同步中止或终止。

2.4 承租方须根据各具体租赁合同约定用途使用租赁房屋，并接受出租方的监督；在不违反有关法律法规的前提下，如改变用途，需事先征得出租方书面同意。

2.5 非经出租方事先书面同意和获得必须的法定批准，承租方不得改变租赁房

屋主体结构。

2.6 租赁期满不再续约的，承租方须及时、完整地将租赁房屋交回出租方，并付第四条所述当时应付但尚欠的租金和税费(如适用)。

第三条 租赁期限

3.1 本协议经双方法定代表人或授权代表签署并加盖公章后，有效期追溯至乙方依法设立之日（即 2006 年 8 月 22 日）起计 10 年止。在本 3.1 条的前提下，本协议项下所有租赁房屋的租赁期限在相关租赁合同中明确和规定。

3.2 在本协议签订之后的 90 日内，承租方应协同出租方依有关规定持具体租赁合同和本协议（如需要）向有关主管部门办理租赁登记手续。

3.3 双方约定，本协议有效期届满，在不违反乙方上市地的上市规则的前提下，承租方有权要求延长租赁房屋的租赁期限，但承租方应在前述有效期届满前至少 6 个月以书面形式通知出租方。本协议任何一方作为出租方在收到承租方按前款发出的延长租赁期通知后及租期届满前，应尽最大努力办理完毕一切与相关房屋续租有关的批准和手续，并应同承租方签订新的租赁协议。续租的租金标准依国家的有关规定或（在无该等规定时）按相关房屋附近地区正常商业条款下同等或类似房屋当时的市场价格来确定和执行。

3.4 如承租方未按前述约定行使续约权，但在本协议有效期满时，确因生产经营的原因无法将有关房屋实际交还出租方，在不违反乙方上市地的上市规则或相关监管规定的前提下，出租方应当酌情延长有关房屋的租赁期限，并有权就延长期限向承租方按届时收取的年租金计算应收取的日租金，直至承租方将有关房屋实际交还出租方。

3.5 甲乙双方同意，本协议任何一方作为承租方可以在本协议有效期满前的任何时候提前终止租赁全部或部分租赁房屋,但须在其所要求的终止日前 6 个月书面通知出租方。出租方同意承租方按照该终止租赁的房屋的租金，相应减少承租方向出租方应支付而尚欠的租金总额；如需要，届时双方另行协商并签订补充协议。

第四条 租金和税费

4.1 除本协议另有规定外，乙方应当按照本协议约定，每年向甲方支付租赁房屋的租金，租金数额详见附件一。

4.2 租金每年就对上一个年度的年租金结算一次。年租金的支付方法在具体租赁合同中明确和规定。

4.3 出租方负责办理租赁期间该租赁房屋的房屋税及其他法定税费的缴纳手续和承担有关税费。

4.4 租赁期间，租赁房屋的房屋水、电、暖费、维修费及其他有关使用该租赁房屋的费用由承租方负担。至于有关房屋的房屋管理费，双方个别就每一处房屋约定费用的承担方，并在相关具体租赁合同中明确和规定。对于每一处房屋而言，如果双方约定有关该房屋的房屋管理费由出租方承担，则所涉及的管理费用应包含在本协议附件一下列明的年租金金额。

4.5 在租赁期限内，双方同意租赁期限每满 3 年，双方经协商并参照当时市场价格对租赁房屋的年租金进行调整，惟甲方出租给乙方的租赁房屋调整后的价格不得高于由独立评估师确认的市场价，聘请独立评估师的费用由乙方负担。另，甲方出租给乙方的租赁房屋的租金可于租赁期限内任何时间予以调低而不受前述须满三年的限制。

第五条 出租方、承租方权利和义务

5.1 出租方权利

5.1.1 出租方有权依据本协议的约定收取租金。

5.1.2 出租方有权享有本协议规定的其他权利。

5.2 出租方义务

5.2.1 出租方保证租赁房屋的产权的合法性以及根据本协议出租有关房屋的合法性，同时保证租赁房屋不存在任何抵押权和其他第三方权利。出租方保证采取一切必要措施使根据本协议项下所出租的房屋在租赁期限内持续符合有关法规对出租该等房屋的规定。如果因此类原因使承租方受到损害，出租方保证对承租方进行足额赔偿。

5.2.2 出租方应在本协议生效之日起九十日内向有关主管部门办理房屋租赁登记手续。

5.3 对于甲方暂无法取得房屋证的租赁房屋，甲方授予乙方（或其相关附属公司）该等房屋的使用权。甲方保证自乙方设立之日起一年内办理相关手续，并取得该等租赁房屋无产权争议的合法证明。如果乙方因为租赁或使用该等租赁房屋产权瑕疵受到任何损害，甲方担保对乙方进行足额赔偿。同时，

甲方应立时提供予乙方与有关租赁房屋条件相同的适租房屋，否则甲方应向乙方赔偿由此带来的一切经济损失。在甲方或乙方取得该等房屋的房屋所有权证之后，双方将参照可比市场价格确定该等房屋的租金。

5.4 承租方权利

5.4.1 承租方有权依据各具体租赁合同及本协议约定的原则使用租赁房屋。

5.4.2 承租方可以把有关房屋转租、转让或转借予其附属公司或关联公司，但需经出租方同意。

5.5 承租方义务

5.5.1 承租方必须依法和本协议的约定使用租赁房屋。

5.5.2 依照本协议约定交付租金。

第六条 陈述和保证

6.1 双方的陈述及保证

6.1.1 双方均根据中国法律正式注册成立、有效存续。

6.1.2 双方已采取一切所需行动，以及取得签订本协议所需的一切同意书、批文、授权和许可。本协议的签订，不会违反(i)各方的公司章程，(ii)各方的其它任何协议或义务，或(iii)任何中国或其它有关的法域的现行法律、法规或法令。其在本协议上签字的代表已被授予全权签署本协议。

6.1.3 在本协议的基础上并依据租赁房屋所在地的地方法规，第 1.1 和 1.2 条所述之有关联系人（就甲方而言）和附属公司（就乙方而言）作为本协议责任和义务的承担者（详见附件一）就房屋租赁事项另行具体约定并签署相关具体租赁合同，以便共同遵守。双方保证促使前述各具体租赁合同的签署并获得全面有效的履行。

第七条 甲方的变更

7.1 甲方将本协议项下的租赁房屋出卖时，须在 3 个月前通知乙方。在同等条件下，乙方有优先购买权。

7.2 如果甲方将任何部分租赁房屋的权属转移给任何第三方时，甲方保证本协议对新的房屋所有者继续有效。

第八条 合同履行、变更和终止

8.1 若本协议项下的任何交易构成《上市规则》所述之关连交易或持续性关连交易，且根据《上市规则》该等交易需在获得香港联交所豁免或乙方（即中国中煤能源股份有限公司）独立股东的事先批准或遵守《上市规则》有关关连交易或持续性关连交易的任何其它规定后方可进行，则本协议与该等交易有关的履行以按照香港联交所给予豁免的条件进行及/或按照《上市规则》的规定获得乙方（即中国中煤能源股份有限公司）独立股东在股东大会上的事先批准及/或遵守《上市规则》有关关连交易或持续性关连交易的任何其它规定为先决条件。

8.2 若香港联交所的豁免是附条件的，则本协议应按所附条件履行。

8.3 在本协议有效期内，若香港联交所对本协议下某一项关连交易或持续性关连交易的豁免被收回、撤销或失效，或其他原因导致该项交易需要但未能符合不时生效的《上市规则》有关关连交易或持续性关连交易的要求，则本协议该项交易有关的履行中止。

8.4 在本协议有效期内任何时间，若本协议下的交易所涉及的有关财政年度累计交易总金额可能或预期会超越已公布的该年度的总金额上限(如适用)，双方同意乙方尽快通知香港联交所并履行《上市规则》下所有适用和必须履行的监管义务，包括根据《上市规则》召开乙方（即中国中煤能源股份有限公司）独立股东大会对有关关连交易和重新厘定的年度金额上限寻求独立股东批准（如适用)。未满足所有有关监管规定前，双方同意尽力控制有关交易该年度总额不超过已公布的金额上限。否则，本协议下与该项交易有关的履行中止。

8.5 若本协议与所有各项交易有关的履行均按第 8.3 及/或 8.4 条中止，则本协议终止。

8.6 本协议任何一条款成为非法、无效或不可强制执行并不影响本协议其它条款的效力及可强制执行性。

8.7 本协议的修订仅可经书面协议并经双方法定代表人或授权代表签字且须经双方采取适当的法人行动批准和符合并满足《上市规则》及有关适用法律法规的监管规定的前提下作出。

8.8 承租方有下列情形之一的，出租方有权通知承租方立即终止本协议：

8.8.1 在租赁期内，承租方擅自将租赁房屋转租、转让或转借他人（转租、转让或转借承租方的附属公司或关联人且经出租方同意除外）；

8.8.2 承租方未按照 2.4 条的规定事先征得出租方书面同意而擅自改变租赁房屋的用途，或利用租赁房屋进行非法活动，损害公共利益的。

8.9 出租方同意承租方按照该终止租赁的房屋的租金，相应减少承租方向出租方应支付而尚欠的租金总额；如需要，届时双方另行协商并签订补充协议。

第九条 不可抗力

9.1 如果本协议任何一方因受不可抗力事件(此等事件包括但不限于水灾、火灾、旱灾、台风、地震、其它自然灾害、罢工、骚动、暴乱及战争以及政府部门的作为及不作为)影响而未能履行其在本协议下的全部或部分义务，该义务的履行在不可抗力事件妨碍其履行期间应予中止。

9.2 由于不能预见并且对其发生和后果不能防止或避免的不可抗力事件，致使直接影响本协议的履行或者不能按约定的条件履行时，遇有上述不可抗力事件的一方，应将事件情况尽可能在最短的时间内以通知书形式通知对方，并应在 15 天内，提供事件详情及本协议不能履行或者部分不能履行，或者需要延期履行的理由的有效证明文件。声称不可抗力事件导致其对本协议的履行在客观上成为不可能或不实际的一方，有责任尽一切合理的努力消除或减轻此等不可抗力事件的影响。

9.3 不可抗力事件发生时，双方应立即通过友好协商决定如何执行本协议。按照不可抗力事件对履行协议影响的程度，由双方协商决定是否解除本协议，或者部分免除履行本协议的责任，或者延期履行本协议。

第十条 违约责任

10.1 除非本协议另有约定，任何一方违反本协议约定,另一方可以要求或采纳本协议和法律所允许的补救措施,包括但不限于实际履行和补偿经济损失。

10.2 如果一方未能履行本协议规定的义务应视为违反合同,违约方从另一方收到具体说明违约情况的通知后应在 30 日内纠正该违约行为。如 30 日后,违约没有纠正,则违约方应向另一方负责赔偿违约引起的一切直接和可预见的损失。

10.3 如果由于甲方的过失而产生乙方对租赁房屋占有的延期，则本协议项下的

房屋租赁期限相应推延。

第十一条 公告

任何一方未经另一方事先书面同意，不得作出与本协议事项有关的任何公告，但根据中国法律或中国证监会、香港联交所、香港证券及期货事务监察委员会或任何其他相关的规定作出公告的除外。

第十二条 通知

12.1 一方根据本协议规定作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人手递或挂号邮务发至另一方指定的地址，或传真至另一方指定的传真号码。通知被视为已有效作出的日期应按以下的规定确定：

12.1.1 专人交付的通知应在专人交付对方指定人士签收之日被视为有效；

12.1.2 以挂号邮务寄出的通知应在付邮(以邮戳日期为准)后第5天(若最后一天是星期六、日或法定节假日，则顺延至下一个工作日)被视为有效；

12.1.3 以传真形式发出的通知应被视作于传真完毕的时间作出。

双方通讯地址如下：

甲方：中国中煤能源集团公司

住所：北京市朝阳区黄寺大街1号

邮编：100011

传真：010－82256251

乙方：中国中煤能源股份有限公司

住所：北京市朝阳区黄寺大街1号

邮编：100011

传真：_

12.2 若一方更改其通讯地址，应尽快按本条规定书面通知另一方。

第十三条 适用法律和争议的解决

13.1 本协议应适用中国法律并应根据中国法律解释。

13.2 凡因本协议引起的或与本协议有关的任何争议，双方均应本着友好协商原则自行解决。如果协商在 30 天内未能取得双方可以接受的结果，任何一方均可向中国国际经济贸易仲裁委员会申请依该委员会的仲裁规则进行仲裁，仲裁裁决为终局裁决，对双方均有约束力。

第十四条 其他

14.1 双方同意按照中国有关法律的规定分别承担一切因签订本协议而产生的有关费用和开支。如没有法律规定者，则由双方平均分配。

14.2 除非取得本协议一方的事先书面同意，本协议的另一方不得转让其在本协议项下的权利和义务。

14.3 本协议和本协议提及的有关文件，应构成协议双方就所述一切事宜之整体协议和理解，并应取代双方对本协议所述一切有关事宜的所有先前口头或书面协议、合约、理解和通信。

14.4 除非另有规定，一方未行使或延迟行使其在本协议项下的权利、权力或特权并不构成对这些权利、权力或特权的放弃，而单一或部分行使这些权利、权力或特权并不排斥任何其它权利、权力或特权的行使。

14.5 本协议附件（若有）是本协议不可分割的组成部分，并与本协议具有同等约束力。

14.6 本协议一式八份，各份协议具有同等效力。

本协议由双方法定代表人或授权代表于文首注明日期在中国北京市签订，以昭信守。

（此页无正文）


中国中煤能源集团公司

甲方：中国中煤能源集团公司（印章）

法定代表人或授权代表（签字）：

二00六年九月五日

乙方：中国中煤能源股份有限公司（印章）

法定代表人或授权代表（签字）：

二00六年九月五日

附件一

租赁房屋

序号	出租方	承租方	坐落位置/地址	租赁面积(m^2)	房屋证号	用途	备注
1	中国中煤能源集团公司	中国中煤能源股份有限公司	北京市朝阳区黄寺大街1号	24363.17	京房权证市朝港澳台字第10293号	办公楼	
2	北京环能物业管理有限公司	中煤招标有限责任公司	北京市朝阳区黄寺大街1号	525.23	京房权证市朝港澳台字第10293号	办公楼	
3	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	1009.33	徐房权证沛字第00010-5-(22)	试验楼	
4	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	232.35	沛房权证沛字第00011-1-(4)	车库	
5	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	549.34	沛房权证沛字第00011-1-(5)	二车队车库	
6	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区姚桥矿	2001.64	沛房权证沛字第00027-3(11)号	任务交代楼	
7	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区姚桥矿	791.91	沛房权证沛字第00027-3(14)号	机电办公楼	
8	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区姚桥矿	1721.55	徐房权证沛字第00029-3-(11)号	办公楼	
9	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区姚桥矿	772.20		车库综合办公楼	
10	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区姚桥矿	405.76	沛房权证沛字第00035-2(6)号	车库综合办公楼	
11	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区姚桥矿	549.80	沛房权证沛字第00025-(3、4) 号13、14	电修车间	
12	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区姚桥矿	4973.50	沛房权证沛字第00027-5(21)号	矿灯房	
13	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区姚桥矿	486.12	沛房权证沛字第00025-1(3)号	铸造车间	
14	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区姚桥矿	35.36	沛房权证沛字第00025-1(2~1)号	配电车间	
15	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区姚桥矿	32.38	沛房权证沛字第00033-3(11)号	泥浆泵房	

序号	出租方	承租方	坐落位置/地址	租赁面积 (m^2)	房屋证号	用途	备注
16	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区姚桥矿	950.76	沛房权证沛字第 00025-7(33)号	电缆房	
17	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区姚桥矿	21.78	徐房权证沛字第 00028-1(1)号	铁路警卫室	
18	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区姚桥矿	75.84	徐房权证沛字第 00027-7(34)号	水处理房	
19	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区姚桥矿	230.30	沛房权证沛字第 00025-4(18)号	皮带车间	
20	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区姚桥矿	49.74		烘干室	
21	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区姚桥矿	366.00	沛房权证沛字第 00025-7(30)号	单体修理车间	
22	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区姚桥矿	693.50	沛房权证沛字第 00025-2(5)号	电气修理车间	
23	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区姚桥矿	32.38	徐房权证沛字第 00032-5(21)	泥浆泵房	
24	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区姚桥矿	693.50	沛房权证沛字第 00025-2(6)号	矿车修理车间	
25	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区姚桥矿	114.61	沛房权证沛字第 00026-1(4)号	行车室(运销楼)	
26	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区姚桥矿	201.38	徐房权证沛字第 00030-20(97)号	热交换站	
27	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区姚桥矿	1044.48	徐房权证沛字第 00034-1(1)号	东风井生产管理房	
28	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区姚桥矿	327.00	沛房权证沛字第 00030-4-19 号	污水转输泵站	
29	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区姚桥矿	114.61	沛房权证沛字第 00026-1(4)号	煤样室	
30	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区姚桥矿	1436.40	沛房权证沛字第 00029-2(8)号	小车库及值办室	
31	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区姚桥矿	1775.25	徐房证沛字第 00031-(30、39、40、23)	井口急救站用房	
32	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区姚桥矿	21.78		岗楼	
33	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	徐州市沛县孔庄煤矿	1414.47	沛房权证沛字第 00088-7-(32)	行政办公楼	
34	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	徐州市沛县孔庄煤矿	1054.22	沛房权证沛字第 00088-2-(6)	任务交待楼	
35	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	徐州市沛县孔庄煤矿	384.53	沛房权证沛字第 00088-5-(24)	通风等办公楼	
36	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	徐州市沛县孔庄煤矿	1711.96	沛房权证沛字第 00086-3-(11)	综合办公楼	
37	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	徐州市沛县孔庄煤矿	1700.00	沛房权证沛字第 00088-11-(49)	办公楼	
38	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	徐州市沛县孔庄煤矿	2300.00	沛房权证沛字第 00087-1-(2)	电讯调度楼	

序号	出租方	承租方	坐落位置/地址	租赁面积 (m^2)	房屋证号	用途	备注
39	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	徐州市沛县孔庄煤矿	916.40	沛房权证沛字第 00087-1-(2)	化验楼	
40	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	徐州市沛县孔庄煤矿	718.00	沛房权证沛字第 00087-2-(6)	东风井综合楼	
41	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	徐州市沛县孔庄煤矿	399.96	沛房权证沛字第 00086-5-(19)	锻铆车床车间	
42	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	徐州市沛县孔庄煤矿	336.00	徐房权证沛字第 00021-2-(8)	铆焊车间	
43	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	徐州市沛县孔庄煤矿	188.57	沛房权证沛字第 00086-4-(17)	支护车间	
44	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	徐州市沛县孔庄煤矿	33.72	沛房权证沛字第 00088-2-(7)	冲氧泵房	
45	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	徐州市沛县孔庄煤矿	906.50	沛房权证沛字第 00088-2-(6-1)	矿灯房	
46	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	徐州市沛县孔庄煤矿	28.29	沛房权证沛字第 00086-10-(46)	低压配电室	
47	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	徐州市沛县孔庄煤矿	22.05	沛房权证沛字第 00087—2-(9)	装车配电间	
48	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	徐州市沛县孔庄煤矿	152.60	沛房权证沛字第 00086-1-(2)	更新班平房	
49	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	徐州市沛县孔庄煤矿	193.28	沛房权证沛字第 00086-10-(45)	电缆热外间	
50	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	徐州市沛县孔庄煤矿	47.82	沛房权证沛字第 00088-4-(17)	煤水监测室	
51	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	徐州市沛县孔庄煤矿	114.50	沛房权证沛字第 00088-3-(10)	销售煤样室	
52	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	徐州市沛县孔庄煤矿	23.20	沛房权证沛字第 00087-3-(12)	煤泥地磅房	
53	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	徐州市沛县孔庄煤矿	35.00	沛字第 0922	东风井通讯机房	
54	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	徐州市沛县孔庄煤矿	16.26	沛房权证沛字第 00086-1-(1)	建材地磅房	
55	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	徐州市沛县孔庄煤矿	9.63	沛房权证沛字第 00086-4(14)	深井泵房	
56	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	徐州市沛县孔庄煤矿	29.06	沛房权证沛字第 00086-4-(15)	给水泵房	
57	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	徐州市沛县孔庄煤矿	28.74	沛房权证沛字第 00086-5	取水泵房	
58	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区孔庄煤矿	130.00	沛房权证沛字第 00086-6	机电设备库	
59	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区孔庄煤矿	208.87	沛字第 985-1	运输科工具房	
60	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区孔庄煤矿	26.91	沛房权证沛字第 00088-3-(11)	氧气房	
61	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区孔庄煤矿	407.89	沛房权证沛字第 00086-8-(36)	水泥仓库	
62	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区孔庄煤矿	497.70	沛房权证沛字第 00086-2-(8)	钢材库	

序号	出租方	承租方	坐落位置/地址	租赁面积 (m^2)	房屋证号	用途	备注
63	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区孔庄煤矿	201.11	沛房权证沛字第 00086-3-(13)	汽车库	
64	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区孔庄煤矿	1034.31	沛房权证沛字第 00086-2-(10)	新材料库	
65	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区孔庄煤矿	232.46	沛房权证沛字第 00087-1-(4)	选煤厂材料库	
66	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区孔庄煤矿	3200		浮选药剂库	
67	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区孔庄煤矿	404.99	沛房权证沛字第 00087-1-(5)	选煤厂设备库	
68	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区孔庄煤矿	214.43	沛房权证沛字第 00087-1-(1)	新小车库	
69	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区孔庄煤矿	886.14	沛房权证沛字第 00086-6-(27)	机电修理车间	
70	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区孔庄煤矿	400.00	沛房权证沛字第 00086-7	采掘设备车间	
71	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区孔庄煤矿	256.19	沛房权证沛字第 00086-6-(26)	机修车间	
72	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区孔庄煤矿	489.11	沛房权证沛字第 00086-7-(29)	设备检修车间	
73	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区孔庄煤矿	400.00	沛房权证沛字第 00086-5	矿车修理车间	
74	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区孔庄煤矿	875.40		电机车车间	
75	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区孔庄煤矿	143.15	沛房权证沛字第 00086-4-(16)	金属网车间	
76	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区孔庄煤矿	577.80	沛房权证沛字第 00086-4-(18)	金属支柱车间	
77	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区孔庄煤矿	735.65	沛房权证沛字第 00086-10-47	主井机修车间	
78	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区孔庄煤矿	1450.00		选煤厂机修车间	
79	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区孔庄煤矿	231.96	沛房权证沛字第 00021-5-(24)	锚杆加工车间	
80	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区孔庄煤矿	618.00	沛字第 985	主井带锯房	
81	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区孔庄煤矿	200.00	沛字第 0922	东风井扇风机房	
82	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区孔庄煤矿	40.00	沛字第 0922	东风井门卫室	
83	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区孔庄煤矿	241.63	构筑物	风井注浆站	
84	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区孔庄煤矿	146	构筑物	风井注浆站	
85	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区孔庄煤矿	40	构筑物	风井操作室	
86	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区孔庄煤矿	40.64	沛房权证沛字第 00088-1-(1)	地销门卫	

序号	出租方	承租方	坐落位置/地址	租赁面积 (m^2)	房屋证号	用途	备注
87	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区孔庄煤矿	45.40	沛房权证沛字第 00088-6-(28)	地磅房	
88	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区孔庄煤矿	155	构筑物	铁路行车室	
89	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区孔庄煤矿	20.00	沛字第 0922	东风井水泵房	
90	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区孔庄煤矿	260.3	构筑物	东风井注浆泵房	
91	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区孔庄煤矿	54.74	沛字第 0922	东风井深井泵房	
92	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区孔庄煤矿	20.00	构筑物	东风井压风机房	
93	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区孔庄煤矿	444.00	沛房权证沛字第 00087-2	消防泵房	
94	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区孔庄煤矿	100.00	沛房权证沛字第 00088-3-13	选矸台改造	
95	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区孔庄煤矿	72	构筑物	一级泵房	
96	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区孔庄煤矿	60	构筑物	二级泵房	
97	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区孔庄煤矿	2790.00	沛字第 919 号 17、47、47	井口急救站用房	
98	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区徐庄煤矿	498.00	沛房权证沛字第 00040-11-(51)号	机电办公楼	
99	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区徐庄煤矿	749.00	沛字第 00040-22-111 号	任务交待室	
100	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区徐庄煤矿	1906.00	沛房权证沛字第 00040-18-(89)号	行政办公楼	
101	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区徐庄煤矿	1648.00	沛房权证沛字第 00040-18-(87)号	辅助办公楼	
102	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区徐庄煤矿	1486.10	沛房权证沛字第 00040-11-(52)号	辅助办公楼	
103	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区徐庄煤矿	20.00	沛房权证沛字第 00040-15-(75)号	井口值班室	
104	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区徐庄煤矿	346.17	沛房权证沛字第 00040-15-(72)号	付井口房	
105	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区徐庄煤矿	619.00	沛房权证沛字第 00040-15-(74)号	矿灯房	
106	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区徐庄煤矿	204.00	沛房权证沛字第 00040-16-(76)号	自救器房	
107	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区徐庄煤矿	44.27	沛房权证沛字第 00040-11-(55)号	筛选楼房	
108	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区徐庄煤矿	350.00	沛房权证沛字第 00039-11-(54)号	矿车修理间	
109	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区徐庄煤矿	66.46	沛房权证沛字第 00040-14-(66)号	皮带平房	
110	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区徐庄煤矿	83.00	沛房权证沛字第 00040-15-(73)号	付井口行车室	

序号	出租方	承租方	坐落位置/地址	租赁面积 (m^2)	房屋证号	用途	备注
111	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区徐庄煤矿	36.00	沛房权证沛字第 00040-4-(18)号	地磅房	
112	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区徐庄煤矿	88.01	沛房权证沛字第 00040-4-(17)号	风井注浆站	
113	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区徐庄煤矿	115.00	沛房权证沛字第 00040-4-(18)号	地磅房	
114	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区徐庄煤矿	80.00	沛房权证沛字第 00040-15-(73)号	付井保温机房	
115	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区徐庄煤矿	20.00	沛房权证沛字第 00040-15-(73)号	付井保温机房扩	
116	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区徐庄煤矿	60.96	沛房权证沛字第 00040-21-(104)号	变流室	
117	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区徐庄煤矿	700.00	沛房权证沛字第 00040-4-(19)号	风井注浆站	
118	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区徐庄煤矿	3273.00		井口急救站用房	
119	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	286.65	徐房权证沛字第 00051-5-(25)	更新厂办公室	
120	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	137.84	徐房权证沛字第 00051-5-(24)	更新厂办公室	
121	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	2408.44	沛房权证沛字第 00052-4-(18)	办公楼	
122	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	6186.98	沛房权证沛字第 00051-3-(11)	采掘运联合办公楼	
123	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	64.12	沛房权证沛字第 00051-1-(3)	电话班办公室	
124	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	102.24	沛房权证沛字第 00051-9-(41)	综安队办公室	
125	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	83.75	沛房权证沛字第 00051-8-(39)	机厂办公室	
126	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	480.21	徐房权证沛字第 00052-7-(34)	综合楼	
127	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	257.95	沛房权证沛字第 00052-2-(7)	班中餐办公室	
128	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	369.60	沛房权证沛字第 00051-6-(26)	运输科办公室	
129	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	386.40	徐房权证沛字第 00051-5-(23)	皮带工区办公室	
130	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	392		井口供应包扎室	
131	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	1669.20	沛房权证沛字第 00052-4-(17)	机电信息楼	
132	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	936.20	沛房权证沛字第 00051-8-(40)	机电修联合车间	
133	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	828.05	沛房权证沛字第 00051-8-(38)	锻铆焊车间	
134	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	298.82	沛房权证沛字第 00052-5-(21)	汽车库	

序号	出租方	承租方	坐落位置/地址	租赁面积(m^2)	房屋证号	用途	备注
135	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	82.35	徐房权证沛字第 00051-5-(24)	试压机房	
136	大屯煤电集团有限责任公司	上海大屯能源股份有限公司,	江苏沛县龙固镇	1302.9	沛房权证沛字第 00051-9-(43)	采掘运车间	
137	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	690.38	沛房权证沛字第 00051-6-(26)	电机车库	
138	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	247.02	徐房权证沛字第 00052-6-(26)	带锯房	
139	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	101.74	徐房权证沛字第 00052-9-(41)	推土机房	
140	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	1479.25	沛房权证沛字第 00051-8-(37)	筛分楼	
141	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	96.39	沛房权证沛字第 00051-8-(36)	煤样室	
142	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	32.54	无	高压泵房	
143	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	77.49	徐房权证沛字第 00052-8-(39)	轨道车库	
144	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	18.13	沛房权证沛字第 00051-10-(48)	汽地磅房	
145	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	32.18	沛房权证沛字第 00051-4-(17)	污水提升泵房	
146	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	38.09	沛房权证沛字第 00051-4-(19)	雨污水泵房	
147	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	177.98	沛房权证沛字第 00052-2-(6)	二级泵房	
148	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	39.29	沛房权证沛字第 00051-2-(7)	加录室	
149	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	30.24	无	水泵房	
150	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	14.67	沛房权证沛字第 00051-10-(47)	地磅房	
151	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	93.39		3#转载点煤样室	
152	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	364.25	无	主井绞车房配电间	
153	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	217.63	沛房权证沛字第 00052-4-(19)	土产木工车间	
154	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	177.98	无	供水站泵房	
155	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	559.28	徐房权证沛字第 00052-6-(29)	支柱加工房	
156	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	14.67	沛房权证沛字第 00051-10-(46)	地磅房	
157	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	732.64	沛房权证沛字第 00052-5-(23)	金属网车间	
158	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	82.35	徐房权证沛字第 00051-5-24	热交换站	

序号	出租方	承租方	坐落位置/地址	租赁面积(m^2)	房屋证号	用途	备注
159	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	101.25	沛房权证沛字第 00051-5-(22)	供电车间小院	
160	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	80.00	无	热交换站	
161	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	513.78		运输小院	
162	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	53.55	沛房权证沛字第 00054-7-(32)	变电所	
163	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	23.67	沛房权证沛字第 00050(2)	去矸石山门卫室	
164	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	35.90		门卫室	
165	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	55.94	徐房权证沛字第 00052-8-(40)	铁路门卫	
166	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	100.64	无	空气加热室	
167	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	24.72	沛房权证沛字第 00051-11-(52)	东门卫	
168	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	139.50	徐房权证沛字第 00052-1-(4)	消防车库	
169	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	64		热力交换站	
170	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	161.19		返煤皮带廊	
171	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	153.71		储煤皮带廊	
172	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	625.51	徐房权证沛字第 00053-10-(47)	车库	
173	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	913		回煤坑	
174	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	288		矸石山铁路桥涵	
175	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	139.75		返煤皮带廊	
176	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	679.32		主厂房至浓缩车间管桥	
177	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	520		供应科车库场地	
178	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县龙固镇	2260.91	沛房权证沛字第 00054(52、53、59、61、63)	井口急救站用房	
179	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	车辆段院内	467.16	沛房权证沛字第 00044-8-(37)号	车辆段办公楼	
180	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	车辆段院内	247.30	沛字第 00044-36/38 号	车辆段办公平房 2 栋	
181	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	处机关院内	2368.00	沛字第 00045-46	处机关办公楼	

序号	出租方	承租方	坐落位置/地址	租赁面积 (m^2)	房屋证号	用途	备注
182	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	处机关院内	1660.00	沛字第 00045 号-47	处机关办公楼	
183	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	处机关院内	52.76	沛字第 00045 号-45	处机关门卫.收发室	
184	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	电务段院内	312.30	沛字第 00045 号-6	电务办公楼	
185	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	机务段院内	487.53	沛字第 00048 号-22	机务办公楼	
186	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	汽运公司院内	378.84	沛字第 00046 号-11	汽运公司值班室	
187	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	处机关院内	86.02	沛字第 00045 号-31	小车班值班室	
188	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	铁路一村院内	385.00	沛字第 00045	办公楼	
189	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	铁路一村院内	1398.56	沛字第 00045 号-28	综合楼	
190	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	工务段院内	309.72	沛字第 00047 号-46	工务段办公楼	
191	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	修理厂院内	654.80	沛字第 00047 号-25	修理厂办公楼	
192	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	工务段院内	374.30	沛字第 00047-10(46)	工务办公楼(新建部分)	
193	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	处机关院内	134.66	沛字第 00045 号-38	电务供暖工区楼	
194	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	电务段院内	452.68	沛字第 00045 号-3	电务院内变电所	
195	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	铁一村院内	71.02	沛字第 00045	电务中修队房(二)	
196	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	修理厂院内西侧	69.77	沛字第 00047 号-3	电务中修队房(一)	
197	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	修理厂院内西侧	138.31	沛字第 00047 号-6	电务中修队工区房	
198	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	电务段西南侧	287.31	沛字第 00045-1-1 号	工务大轨道车库	
199	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	工务段院内	26.74	沛字第 00047 号-45	工务段变电房	
200	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	电务段西南侧	140.67	沛字第 00045	工务段轨道车房	
201	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	供应科院内	19.00	沛字第 00046 号-15	供应科地磅房	
202	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	机务段西院	962.79	沛字第 00048 号-21	机务运转楼	
203	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	机务段西院	587.96	沛字第 00048 号-27	机务运转设备楼	
204	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	修理厂院内	230.39	沛字第 00047 号-24	机修厂锻工车间	

序号	出租方	承租方	坐落位置/地址	租赁面积(m^2)	房屋证号	用途	备注
205	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	修理厂院内	1845.56	沛字第 00047 号-23	机修厂架修车间	
206	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	修理厂院内	123.60	沛字第 00047 号-18	空压机房	
207	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	修理厂院内	1679.31	沛字第 00047 号-60	轮轴管子间	
208	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	车辆段附近	49.09	沛字第 00044-8-39 号	南客站给水所水泵房	
209	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	工务段附近	248.31	沛字第 00047 号-35	沛屯北区调车室	
210	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	工务段附近	46.12	沛字第 00047 号-43	沛屯工区检修所	
211	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	工务段附近	211.90	沛字第 00047 号-34	沛屯站北行室	
212	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	工务段附近	252.00	沛字第 00047 号-13	沛屯站北行室站房	
213	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	汽运公司南	20.53	沛字第 00046 号-1	沛屯站道口房	
214	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	沛屯火车站	371.04	沛字第 00044-8-40 号	沛屯站货运仓库	
215	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	沛屯火车站	469.32	沛字第 00044 号	沛屯站联合货运房	
216	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	沛屯火车站	309.48	沛字第 00044-3(14)	沛屯站南列检所	
217	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	汽运公司院内	766.16	沛字第 00046 号-7	汽车公司车库楼	
218	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	修理厂院内	133.11	沛字第 00046 号-5	综合工厂三车间	
219	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	修理厂院内	200.00	沛字第 00046 号-5	综合工厂四车间	
220	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	修理厂院内	104.83	沛字第 00046 号-3	综合工厂压风机房	
221	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	修理厂院内	47.83	沛字第 00046 号-13	综合工厂氧气井房	
222	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	电务段院内	26.00	沛字第 00045 号-4	电务段门卫	
223	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	机务段东院内	13.96	沛字第 00048 号-25	公宇门卫室	
224	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	修理厂院内	27.14	沛字第 00046 号-8	机修厂门卫	
225	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	处机关院内	25.26	沛字第 00045 号-44	机关汽车库充电室	
226	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	处机关院内西侧	74.25	沛字第 00045	水道工区	
227	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	车辆段院内	635.97	沛字第 00044-34/35/36/38 号	调车公寓	

序号	出租方	承租方	坐落位置/地址	租赁面积(m^2)	房屋证号	用途	备注
228	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	机务段西院内	89.36	沛字第 00048 号-6	机务上沙房	
229	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	处机关院内	100.85	沛字第 00045 号-30	机关汽车库	
230	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	处机关院内	292.50	沛字第 00045 号-32	小车班老车库	
231	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	崔寨站区北侧	14.03	沛字第 543 号-1	崔寨站北扳道房	
232	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	崔寨站区北侧	56.43	沛字第 0939 号-8	崔寨站工区小车房北	
233	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	崔寨站区南侧	21.85	沛字第 00049 号-1	崔寨站南扳道房	
234	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	崔寨站区南侧	20.00	沛字第 00049	崔寨站南北道口房	
235	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	崔寨站区	558.44	沛字第 0939 号-9	崔寨站行车候车室	
236	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	机务段西院外北侧	32.12	沛字第 00048 号-11	电务北给水所软水房	
237	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	机务段西院外北侧	54.46	沛字第 00048 号-16	电务北给水所上水房	
238	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	机务段西院外北侧	83.80	沛字第 00048 号-12	电务北给水所值班室	
239	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	机务段西院内	200.82	沛字第 00048 号-30	机务中检棚	
240	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	修理厂院内	56.00	沛字 00047 号-20	机修厂变电所	
241	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	修理厂院内	29.51	沛字第 00047 号-21	机修厂配电室	
242	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	修理厂院内北侧	30.00	无	机修厂水井房二座	
243	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	孔庄矿区北侧	21.00	沛字第 536 号-1	孔庄矿车站扳道房	
244	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	孔庄矿区北侧	25.24	沛字第 535 号-1	孔庄徐济公路道口房	
245	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	孔庄矿区北侧	60.00	沛字第 535-1 号	孔庄养路工区小车房	
246	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	刘集站区北侧	111.78	沛字第 0936 号-17	刘集变电所	
247	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	刘集站区北侧	111.78	沛字第 0936 号-17	刘集升压变电所	
248	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	刘集站区南侧	107.16	沛字第 0936 号-11	刘集养路工区房(三)	

序号	出租方	承租方	坐落位置/地址	租赁面积 (m^2)	房屋证号	用途	备注
249	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	刘集站区南侧	109.34	沛字第 0936 号-8	刘集养路工区房(四)	
250	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	刘集站区北侧	17.50	沛字第 0936 号-15	刘集站道口房	
251	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	刘集站区南侧	20.35	沛字第 547、548 号-1	刘集站三栋扳道房 2/3	
252	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	刘集站区北侧	111.42	沛字第 0936 号-14	刘集站小车房	
253	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	龙东站区东侧	144.12	沛字第 949 号-5	龙东工区	
254	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	龙东站区东侧	298.00	沛字第 949 号-4	龙东工区房	
255	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	龙东站区东侧	78.00	沛字第 949 号-2	龙东工区小车库	
256	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	龙东站区东侧	34.35	沛字第 00079 号	龙东矿车站扳道房	
257	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	龙东站区东侧	367.69	沛字第 949 号-3	龙东矿车站行车室	
258	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	龙东站区东侧	176.00	沛字第 949 号-1	龙东矿货运仓库	
259	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	龙东站区东侧	144.12	沛字第 949 号-6	龙东三河尖工区	
260	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	沛屯站北侧	49.79	沛字第 00044-3-12 号	沛屯列检料房	
261	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	电务段通信工区西侧	23.00	沛字第 00045 号	沛屯站北扳道房	
262	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	沛屯站区	57.98	沛字第 00044-1-1 号	沛屯站南行车室	
263	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	沛县站区	21.04	沛字第 540 号-1	沛县 54K 道口房	
264	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	沛县站区南侧	33.46	沛字第 942 号-27	沛县养路工区小车库	
265	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	丰沛公路	27.90	沛字第 951 号-1	沛县站 49K 道口房(含钢轨铺路石)	
266	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	沛县站区北侧	17.11	沛字第 942 号-28	沛县站北道口房	
267	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	沛县站区北侧	20.44	沛字第 0942 号-1	沛县站北道口房	
268	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	沛县站区东侧	17.20	沛字第 00076-2-9	沛县站变电所	
269	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	沛县站区东侧	49.99	沛字第 00076-4-21	沛县站给水所	
270	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	沛字站区北侧	40.84	沛字第 0942 号-11	沛县站货物看守房	

序号	出租方	承租方	坐落位置/地址	租赁面积 (m^2)	房屋证号	用途	备注
271	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	沛字站区北侧	185.50	沛字第 0942 号-4	沛县站装卸楼	
272	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	汽运公司院内	262.42	沛字第 00046 号-10	汽运公司车库	
273	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	北三村院内	32.00	沛字第 947 号-19	三村配电室	
274	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	三河尖矿区	14.03	沛字第 00078 号-1	三河尖矿扳道房	
275	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	三河尖矿区	21.14	沛字第 532 号-1	三河尖矿道口房	
276	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	湾集站北侧	18.00	沛字第 545 号-1	湾集站北扳道房	
277	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	湾集站区南侧	57.60	沛字第 00075-1(4)号	湾集站工区小车房南	
278	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	湾集站区南侧	14.02	沛字第 545 号	湾集站南扳道房	
279	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	湾集站区北侧	586.03	沛字第 00075 号-11	湾集站行车室候车室	
280	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	湾集站区北侧	37.85	沛字第 00075 号-5	湾集站养路工区车库	
281	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	湾集站区北侧	118.60	沛字第 00075 号-6	湾集站养路工区房	
282	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	徐庄矿区西侧	20.52	沛字第 00082 号	徐庄矿扳道房	
283	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	徐庄矿北侧	30.00	无	徐庄矿小车房	
284	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	徐庄矿北侧	40.00	无	徐庄养路工区小车房	
285	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	选煤厂院内西北侧	20.76	沛字第 538-1 号	选煤厂扳道房二栋	
286	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	选煤厂院内西东侧	153.00	无	选煤厂行车室	
287	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	杨屯工区院内	189.60	沛字第 549 号-4	杨屯养路工区楼	
288	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	杨屯工区院内	12.40	沛字第 549 号-3	杨屯养路工区水泵房	
289	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	杨屯工区院内	86.30	沛字第 549 号-8	杨屯养路工区小车房	
290	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	姚桥矿东南侧	21.00	沛字第 00081 号	姚桥矿扳道房	
291	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	张双楼矿西北侧	18.00	沛字第 00077 号	张双楼车站扳道房	

序号	出租方	承租方	坐落位置/地址	租赁面积(m^2)	房屋证号	用途	备注
292	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	张寨站区南侧	107.00	沛字第 940 号-9	张寨养路工区房	
293	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	张寨站北侧	60.24	沛字第 950 号-2、3	张寨站道口房	
294	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	张寨站区北侧	59.86	沛字第 940 号-1	张寨站工区小车库	
295	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	张寨站南侧	14.04	沛字第 950 号-1	张寨站南扳道房	
296	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	张寨站站区	571.45	沛字第 940 号-8	张寨站行车室	
297	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	郑集站区东侧	73.26	沛字第 562 号-4	郑集电务给水所平房	
298	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	郑集站区南侧	33.49	沛字第 937 号-7	郑集养路工区小车库	
299	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	郑集站区北侧	20.91	沛字第 546 号-1	郑集站北扳道房	
300	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	郑集站北侧	39.10	沛字第 952 号-1	郑集站道口房	
301	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	郑集站北侧	39.10	沛字第 952 号-1	郑集站道口房	
302	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	郑集站区北侧	114.21	沛字第 937 号-26	郑集站电力工区楼	
303	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	郑集站区东侧	249.38	沛字第 562 号-5	郑集站电务给水楼	
304	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	郑集站区北侧	45.73	沛字第 937 号-24	郑集站电务配电室	
305	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	郑集站区南侧	18.00	沛字第 546 号-1	郑集站南扳道房	
306	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	郑集站区南侧	57.73	沛字第 937 号-3	郑集站南小车房	
307	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	郑集站区	692.00	沛字第 937 号-27	郑集站行车室候车室	
308	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	郑集站区南侧	228.30	沛字第 937 号-4	郑集站养路工区楼	
309	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	沛屯站区北侧	30.42	沛字第 00045 号	沛屯站清扫房(中)	
310	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	铁路处二村院内	13.97	沛字第 00008475 号	二村配电室(含基础设施及外围零星建筑)	
311	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	修理厂院内	200.00	沛字第 00047 号-38	除锈车间	
312	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	修理厂院内	29.34	沛字第 00047 号-30	配电室	

序号	出租方	承租方	坐落位置/地址	租赁面积(m^2)	房屋证号	用途	备注
313	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	机务段院内	18.20	沛字第 00048-1-2 号	机务扳道房	
314	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	龙东站区东西侧	13.93	沛字第 526 号-1	龙东扳道房(北)	
315	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	龙东站区东侧	20.90	沛字第 527 号-1	龙东道口房	
316	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	龙东站区东西侧	14.06	沛字第 528 号-1	龙东扳道房(南)	
317	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	三河尖矿东南侧	21.00	沛字第 00078 号-1	三河尖扳道房(南)	
318	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	三河尖矿东南侧	13.92	沛字第 529 号-1	三河尖道口房(南)	
319	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	徐庄矿西北侧	17.74	沛字第 534 号-1	徐庄道口房	
320	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	选煤厂西北侧	20.93	沛字第 537 号-1	选煤厂道口房	
321	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	北三村东南角	20.76	沛字第 538 号-1	选煤厂分起点扳道房	
322	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	车辆段东侧	48.54	沛字第 00044 号	南给水所泵房	
323	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	湾集站区北侧	26.28	无	湾集北道口房	
324	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	龙东矿内南侧	84.00	无	龙东行车室	
325	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	沛县站区北侧	21.00	沛字第 951 号-1	丰沛道口房	
326	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	公安所院内	71.40	沛字第 00044 号	公安所新车库	
327	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区铁路处	30.00	沛字第 00046 号	仓库办公室	
328	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区铁路处	121.50	沛字第 939 号-4	崔寨养路工区房	
329	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区铁路处	41.04	沛字第 939 号-5	崔寨养路工区小车库	
330	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区铁路处	15.72	沛字第 00048 号-15	电务北给水所工区房	
331	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区铁路处	324.54	沛字第 00045 号	电务段办公楼	
332	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区铁路处	162.59	沛字第 00047 号-52	工务段沛屯工区	
333	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区铁路处	48.00	沛字第 00047 号	工务段沛屯工区车库	

序号	出租方	承租方	坐落位置/地址	租赁面积(m^2)	房屋证号	用途	备注
334	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区铁路处	218.20	沛字第 00047 号-40	工务段沛屯领工区房	
335	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区铁路处	860.10	沛字第 00046 号-17	供应科仓库楼	
336	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区铁路处	30.24	沛字第 00046 号-21	供应科门卫	
337	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区铁路处	546.25	沛字第 00046 号-19	供应科水泥木材库	
338	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区铁路处	423.00	沛字第 00046 号-14	供应科综合楼	
339	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区铁路处	120.00	沛字第 00045 号-27	机关车棚	
340	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区铁路处	227.21	沛字第 00047 号-26	机修厂配件库房	
341	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区铁路处	240.14	沛字第 00047 号-11	机修厂四车间	
342	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区铁路处	30.00	沛字第 00047 号-30	机修厂油脂库	
343	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区铁路处	120.00	沛字第 949 号	龙东电工区房	
344	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区铁路处	150.00	沛字第 949 号	龙东电工区房	
345	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区铁路处	21.54	沛字 00047 号-17	沛屯北场治安岗楼	
346	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区铁路处	157.95	无	沛县车棚	
347	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区铁路处	257.00	沛字第 00044 号	沛县站车务段办公室	
348	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区铁路处	13.86	沛字第 541-1 号	沛县站南北扳道房	
349	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区铁路处	115.20	沛字第 00076-1-1	沛县站行车室(老)	
350	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区铁路处	194.76	沛字第 00076 号	沛县站站房.货运房	
351	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区铁路处	226.00	沛字第 00047 号	配件库	
352	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区铁路处	108.00	无	沙塘站列检所	
353	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区铁路处	297.92	沛字第 0046 号-20	设备库	
354	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区铁路处	30.00	沛字第 00044 号	水电段水质消毒房	
355	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区铁路处	30.00	沛字第 00075-2(10)号	湾集站货房	
356	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区铁路处	20.00	沛字第 545-1 号	湾集站南北扳道房	

序号	出租方	承租方	坐落位置/地址	租赁面积 (m^2)	房屋证号	用途	备注
357	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区铁路处	546.94	沛字第 00046 号	西仓库	
358	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区铁路处	200.00	沛字第 00045 号	行政科仓库楼	
359	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区铁路处	80.84	沛字第 549 号-5	杨屯养路工区房	
360	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区铁路处	111.61	沛字第 549 号-2	杨屯养路工区房	
361	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区铁路处	88.00	无	姚桥矿车站行车室	
362	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区铁路处	30.00	沛字第 00047 号-29	油脂库	
363	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区铁路处	42.67	沛字第 940 号-5	张寨养路工区小车库	
364	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区铁路处	22.00	沛字第 950-1 号	张寨站南北道口房	
365	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区铁路处	83.28	沛字第 937 号-5	郑集养路工区工具房	
366	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区铁路处	20.00	沛字第 546-1 号	郑集站南北扳道房	
367	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	1654.04	徐房权证沛字第 00009-6 号(27)	车间办公室楼	
368	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	339.50	徐房权证沛字第 00009-7 号(32)	小办公楼	
369	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	1694.16	徐房权证沛字第 00009-8 号(37)	厂办公楼	
370	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	565.28	徐房权证沛字第 00009-8 号(36)	调度楼	
371	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	16.09	房屋所有权证沛字第 626 号(5)	煤泥地磅房	
372	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	43		精煤仓休息室(630将拆除)	
373	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	63.15		工人休息室(630 将拆除)	
374	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	90.64	沛房权证沛字第 00084-6 号(26)	推土机房	
375	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	27.28	沛房权证沛字第 00084-6 号(27)	矸石山地磅房	
376	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	40.51	沛房权证沛字第 00084-5-(22)	铲车房	
377	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	106.00	房屋所有权证沛字第 623 号(9)	行车房	
378	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	1409.58	徐房权证沛字第 00009-2 号(7)	机修车间	

序号	出租方	承租方	坐落位置/地址	租赁面积(m^2)	房屋证号	用途	备注
379	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	196.62		原煤采样室(630 将拆除)	
380	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	339.50	徐房权证沛字第 00009-5 号(21)	修旧利废车间	
381	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	97.33	徐房权证沛字第 00009-4 号(17)	浮选药剂站	
382	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	145		推煤机库	
383	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	40		站场门卫	
384	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	401.57	徐房权证沛字第 00009-1 号(1)	汽车库	
385	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	91.85		汽车库扩建	
386	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	240		中煤皮带廊	
387	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	总仓库	580.04	沛字第 958-36 号	办公楼	
388	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	总仓库	73.95	沛字第 958-30 号	办公室	
389	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	汽运分公司院内	84.90	沛字第 977-1 号	办公室	
390	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	老供应处院内	350.00	无	办公楼	
391	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	建材站院内	388.92	沛字第 958-31 号	办公室	
392	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	物资贸易部院内	984.20	徐房权证沛字第 00020-12-(59)号	机关东办公楼	
393	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	物资贸易部院内	1785.65	徐房权证沛字第 00020-13-(62)号	机关南办公楼	
394	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	徐州市大庆路 56 号	550.00		采购站办公楼	
395	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	徐州市大庆路 56 号	50.00		采购站增办公楼	
396	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	总仓库	918.05	沛字第 958-6 号	特种车辆库	
397	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	老供应处院内	76.00	无	车库	
398	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	总仓库	292.62	沛字第 958-28 号	汽车库(新)	
399	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	总仓库	423.07	沛字第 958-32 号	汽车库	
400	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	994.69	沛字第 958-23 号	水泥库	
401	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	4,392.75	沛字第 958-8 号	小型物品库房	

序号	出租方	承租方	坐落位置/地址	租赁面积(m^2)	房屋证号	用途	备注
402	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	117.89	沛字第958-22号	电石库	
403	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	254.86	沛字第958-21号	危险品库	
404	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	558.65	沛字第958-20号	回收库房	
405	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	501.85	沛字第983-19号	水泥库(原魔芋库)	
406	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	154.58	沛字第977-33、34号	车库及润滑油库	
407	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	35.42	沛字第983-15号	警卫室(西)	
408	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区孔庄矿	114.44	沛字第589-9号	门卫及水泵房	
409	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	300.00		门卫及雨棚	
410	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	34.36	沛字第958-18号	岗楼(含给水 330 米DJI	
411	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	15.82	沛字第983-5号	水泵房	
412	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	42.07	沛字第983-25号	水泵房	
413	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	40.62	沛字第983-2号	地磅房	
414	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	90		电焊间	
415	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	44.22	沛字第958-12号	消防泵房	
416	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	1729.85	沛字第983-17号	水泥库及延伸	
417	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	618.38	沛字第983-27号	皮带厂车间	
418	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	993	沛字第983-17号	水泥库加长	
419	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	2203.54	沛字第958-16号	设备库	
420	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	3197.26	沛字第958-14、15号	设备库(21间)	
421	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	90.14	沛字第983-13号	卸油泵房	
422	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	1,205.36	沛字第958-1号	办公室入宿舍	
423	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	575.00	沛字第958-5号	食堂厨房浴室	
424	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	90.56	沛字第958-5号	浴室改造	

序号	出租方	承租方	坐落位置/地址	租赁面积 (m^2)	房屋证号	用途	备注
425	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	818.84	徐房权证沛字第 00010-5-(25)	煤质楼	
426	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	3187.94	徐房权证沛字第 00003-3-(11)	救护队办公楼	
427	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	549.88	沛字第 976-5	房屋及训练巷道	
428	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	69.08	徐房权证沛字第 00010-5-(24)	充电房	
429	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	326.10	徐房权证沛字第 00010-6-(28)	办公楼	
430	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	148.99	徐房权证沛字第 00010-6-(27)	办公楼	
431	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	387.36		办公楼	
432	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	58.04	徐房权证沛字第 00003-2-(8)	工具房	
433	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	75.9	徐房权证沛字第 00003-2-(9)	充电充氧间	
434	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	18.77	徐房权证沛字第 00003-1-(2)	低压配电室	
435	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	92.85		井口房	
436	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	2186.68	徐房权证沛字第 00010-5-(26)	试验室用房	
437	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	340.64	徐房权证沛字第 00003-2-(7)	演习巷道	
438	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	江苏沛县大屯矿区中心区	184.00	徐房权证沛字第 00003-2-(7)	救护大队训练房	
439	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	汽运分公司院内	1374.56	沛字 977-(12)	办公楼	
440	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	汽运分公司院内	397.06	沛字 977-(31)	客货运调度楼	
441	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	汽运分公司院内	1013.77	沛字 977-(30)	客车库	
442	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	汽运分公司院内	2038.32	沛字 977-(29)	机加工车间	
443	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	汽运分公司院内	114.14	沛字 977-(26)	烤漆车间	
444	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	汽运分公司院内	906.50	沛字 977-(28)	装配车间	
445	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	汽运分公司院内	58.40	沛字 977-(25)	锻工车间	
446	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	汽运分公司院内	103.31	沛字 977-(24)	碱水车间	
447	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	汽运分公司院内	163.16	沛字 977-(22)	危险品仓库	
448	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	汽运分公司院内	2173.30	沛字 977-(5)	器材楼及货车库	

序号	出租方	承租方	坐落位置/地址	租赁面积 (m^2)	房屋证号	用途	备注
449	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	汽运分公司院内	1378.52	沛字 977-(9)	汽车棚	
450	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	汽运分公司院内	78.80	沛字 977-(6)	小门卫室	
451	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	汽运分公司院内	21.00	无	大门卫室	
452	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	汽运分公司院内	18.06	沛字 977-(3)	洗车台泵房	
453	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	汽运分公司院内	715.68	沛字 977-(13、15、16)	食堂	
454	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	汽运分公司院内	138.65	沛字 977-(19)	锅炉房	
455	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	汽运分公司院内	107.81	沛字 977-(11)	托儿所	
456	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	汽运分公司院内	284.23	沛字 977-(18)	浴室	
457	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	汽运分公司院内	42.00	无	大修厂调度室	
458	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	技校院内	1446.86	徐房权证沛字第 00020-9-(41)	办公楼	
459	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	技校院内	1493.16	徐房权证沛字第 00020-6-(30)	实验楼	
460	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	技校院内	894.87	徐房权证沛字第 00020-11-(53)	综合楼	
461	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	技校院内	3035.02	徐房权证沛字第 00020(43、45、46、51、49、32)	综采实习车间	
462	大屯煤电集团有限责任公司	上海大屯能源股份有限公司	技校院内	3340.30	徐房权证沛字第 00020-11-(52)	教学楼	
合计		总面积：191,983.46		年租金：7,077 万元人民币			

RECEIVED
[illegible] MAR 13 A 11:[illegible]3
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

中国中煤能源集团公司

与

中国中煤能源股份有限公司

土地使用权租赁框架协议

二OO六年九月五日

土地使用权租赁框架协议

本协议由以下双方于2006年9月5日在中华人民共和国(以下简称"中国")北京签订：

出租方：中国中煤能源集团公司

营业执照注册号：1000001000085

住址：北京市朝阳区黄寺大街1号

法定代表人：经天亮

承租方：中国中煤能源股份有限公司

营业执照注册号：1000001004047

住址：北京市朝阳区黄寺大街1号

法定代表人：经天亮

鉴于：

1、 出租方系依据中国法律设立的全民所有制企业。

2、 承租方系出租方经国务院国有资产监督管理委员会批准进行资产重组，作为发起人独家发起设立之股份公司。承租方于2006年8月22日成立，拟在境外公开发行股票，并将该等股票在境外（包括在香港联合交易所有限公司（以下简称"香港联交所"））上市。

3、 在本协议签订之日，出租方拥有承租方 100%的股权。在乙方公开发行股票和在境上市完成后，出租方将继续为承租方的控股股东。

4、 出租方同意将本协议附件一所列地块之土地使用权按照本协议的规定出租予承租方，承租方愿意依照本协议的规定，租赁该等土地使用权。

基于以上所述，根据《中华人民共和国合同法》等相关法律、法规的规定，

为明确出租方与承租方的权利义务关系，以上双方经过友好协商，签订本协议。具体内容如下：

第一条 协议主体

1.1 如适用或除非文意另有所指外，本协议所指出租方为出租方及/或其不时之联系人（“联系人”的定义与不时生效的《香港联合交易所有限公司证券上市规则》（以下简称"《上市规则》"）中的“联系人”的定义相同）。

1.2 如适用或除非文意另有所指外，本协议所指承租方为承租方及/或其附属公司（“附属公司”的定义与《上市规则》中“附属公司”的涵义相同）。

第二条 租赁范围

2.1 出租方同意按照本协议的条款和条件将其合法拥有土地使用权并列于附件一之地块（每处地块的资料详见附件一，以下称“租赁地块”）的土地使用权租赁予承租方；承租方愿意依照本协议的规定，向出租方支付相应之对价以承租出租方在本协议项下全部租赁地块的使用权。

2.2 出租方保证其已通过授权经营、出让等合法方式取得上述租赁地块的土地使用权,有合法出租的权利。

2.3 出租方下属拥有相应地块土地使用权的企业将严格按照本协议规定的条款和条件就其所拥有使用权的一处或多处地块与承租方签署具体租赁合同（以下简称“具体租赁合同”）。具体租赁合同必须依本协议确立的租赁原则签订，凡与本协议有冲突的，以本协议为准。如本协议按条款中止或终止，所有具体租赁合同同步中止或终止。

第三条 租赁期限

3.1 本协议经双方法定代表人或授权代表签署并加盖公章后，有效期追溯至承租方依法设立之日（即 2006 年 8 月 22 日）起二十年止。在这 3.1 条的前提下，本协议项下每一处租赁地块的租赁期限在相关具体租赁合同中明确和规定。在租赁期限内任何时间，承租方有权提前终止承租租赁地块中的任何部分地块的土地使用权。

3.2 在本协议签订之后的 90 日内，承租方应协同出租方依有关规定持本协议（如需要）以及相关具体租赁合同向各有关主管部门办理备案登记手续。

3.3 双方约定，本协议的有效期届满，在不违反承租方上市地的上市规则的前提下，承租方有权要求延长租赁地块部分或全部土地使用权的租赁期限，

但承租方应在前述有效期届满前至少 6 个月以书面形式通知出租方。出租方接到承租方上述通知，除本协议约定的不可抗力情况发生外，出租方不得拒绝，双方应按照协商一致的原则对租赁地块的数量、范围和租金总额进行相应调整并应与承租方续签土地使用权租赁框架协议。双方应共同向有关主管部门办理租赁地块续租的一切备案登记手续。

3.4 如承租方未按前述约定行使续约权，但在本协议有效期满时，确因生产经营的原因无法将有关租赁地块的使用权实际交还出租方，出租方应当酌情延长有关租赁地块的租赁期限，并有权就延长期限向承租方按当时收取的年租金计算应收取的日租金，直至承租方将使用权实际交还出租方。

3.5 如果出租方就本协议项下有关租赁地块按以上第 3.4 条延长土地使用权使用年限，而承租方在本协议有效期满仍需继续租赁有关租赁地块，即使承租方未按第 3.3 条的约定行使续约权，在同等条件下，承租方享有优先承租权。

第四条 租金及支付方式

4.1 承租方同意按照本协议的约定向出租方支付土地使用权租金，具体租赁双方及租金数额详见附件一。

4.2 租金以年度计算。在租赁期限内，每满 3 个年度可调整租金一次，惟调整前（无论是调高或调低）须对年租金价格比照当地类似土地使用权租赁的市场价格，并经协商后调整，调整后的价格需由独立评估师确认为市场价格或低于市场价格。另，如双方同意，租金可于租赁期限内任何时间予以调低而不受前述须满三年的限制。

4.3 租金每年就对上一个年度的年租金结算一次。年租金的支付方法在具体租赁合同中明确和规定。

4.4 双方同意，如承租方提前终止承租租赁地块中的部分地块的土地使用权，出租方同意承租方按照该终止租赁地块的租金相应减少承租方向出租方应支付而尚欠的租金总额，如需要，届时双方另行协商并签订补充协议。

4.5 出租方负责交纳所有与租赁本协议下租赁地块的土地使用权有关的土地税、费及其他法定的费用。

第五条 租赁用途

5.1 承租方应在租赁地块的国有土地使用证所限定的用途范围内使用土地。

5.2 在符合 5.1 条的前提下，租赁期内承租方若要依法将租赁地块的部分或全

部改作他用时，应书面通知出租方。出租方应在接到承租方书面通知之日起三十日内决定是否同意该等改变。如同意，则出租方应协助承租方到有关部门办理相应批准手续。在取得批准后，承租方方可按改变后的用途使用。有关费用由承租方承担。

第六条 租赁地块交付使用

6.1 出租方自本协议生效之日将租赁地块交付承租方。

6.2 承租方在出租方将该土地使用权交付之日起，必须依照有关国有土地使用证规定的土地用途及土地使用条件实施相应的经营、管理、使用等行为。

第七条 双方权利和义务

7.1 出租方的权利和义务：

7.1.1 依据本协议约定向承租方收取租金。

7.1.2 出租方需根据本协议的约定，及时完整地向承租方提供租赁地块之土地使用权，并自本协议签订之后的 90 日内向有关主管部门办理土地租赁备案登记手续。

7.1.3 出租方保证出租土地的产权的合法性以及根据本协议出租有关土地的合法性，同时保证出租土地不存在任何抵押权和其他第三方权利。

7.1.4 出租方保证不侵犯承租方在租赁地块上的任何建筑物、附着物的所有权，包括占有、使用、处分及收益的权利和利益。

7.1.5 在本协议有效期内，未经承租方书面同意，出租方不得提前终止协议或收回任何部分租赁地块或项下的土地使用权，但本协议另有规定者除外。

7.1.6 本协议期限届满，承租方不再续租的，出租方有权收回本协议项下的出租地块的土地使用权，但是应对承租方在该等租赁地块上出资修建的尚可正常使用的建筑物予以适当补偿。

7.2 承租方的权利和义务：

7.2.1 承租方有权依据本协议的约定使用租赁地块。

7.2.2 在租赁期内，承租方须向出租方及时按本协议支付租金。

第八条 陈述和保证

8.1 双方均根据中国法律正式注册成立、有效存续。

8.2 双方已采取一切所需行动，以及取得签订本协议所需的一切同意书、批文、授权和许可。本协议的签订，不会违反(i)各方的公司章程，(ii)各方的其它任何协议或义务，或(iii)任何中国或其它有关的法域的现行法律、法规或法令。其在本协议上签字的代表已被授予全权签署本协议。

8.3 在本协议的基础上并依据租赁地块所在地的地方法规，第 1.1 和 1.2 条所述之有关联系人（就出租方而言）和附属公司（就承租方而言）作为本协议责任和义务的承担者（详见附件一中承租方和出租方）就土地租赁事项另行具体约定并签署相关具体租赁合同，以便共同遵守。双方保证促使前述各项具体租赁合同的签署并获得全面有效的履行。

第九条 出租方的变更

9.1 出租方将本协议项下的土地使用权出售时，须在 3 个月前通知承租方。在同等条件下，承租方有优先购买权。

9.2 如果出租方将任何部分租赁地块的土地使用权转移给任何第三方时，出租方保证本协议对新的土地使用权所有者继续有效。

第十条 协议履行、变更和终止

10.1 若本协议项下的任何交易构成《上市规则》所述之关连交易或持续性关连交易，且根据《上市规则》该等交易需在获得香港联交所豁免或承租方（即中国中煤能源股份有限公司）独立股东的事先批准或遵守《上市规则》有关关连交易或持续性关连交易的任何其它规定后方可进行，则本协议与该等交易有关的履行以按照香港联交所给予豁免的条件进行及/或按照《上市规则》的规定获得承租方（即中国中煤能源股份有限公司）独立股东在股东大会上的事先批准及/或遵守《上市规则》有关关连交易或持续性关连交易的任何其它规定为先决条件。

10.2 若香港联交所的豁免是附条件的，则本协议应按所附条件履行。

10.3 在本协议有效期内，若香港联交所对本协议下某一项关连交易或持续性关连交易的豁免被收回、撤销或失效，或其他原因导致该项交易需要但未能符合不时生效的《上市规则》有关关连交易或持续性关连交易的要求，则本协议该项交易有关的履行中止。

10.4 在本协议有效期内任何时间，若本协议下的交易所涉及的有关财政年度累

计交易总金额可能或预期会超越已公布的该年度的总金额上限(如适用)，双方同意承租方尽快通知香港联交所并履行《上市规则》下所有适用和必须履行的监管义务，包括根据《上市规则》召开承租方（即中国中煤能源股份有限公司）独立股东大会对有关关连交易和重新厘定的年度金额上限寻求独立股东批准（如适用)。未满足所有有关监管规定前，双方同意尽力控制有关交易该年度总额不超过已公布的金额上限。否则，本协议下与该项交易有关的履行中止。

10.5 若本协议与所有各项交易有关的履行均按第 10.3 及/或 10.4 条中止，则本协议终止。

10.6 本协议任何一条款成为非法、无效或不可强制执行并不影响本协议其它条款的效力及可强制执行性。如本协议内的任何条款被裁定无效，但如作部分删除或削减可成为有效者，该条款可在作必要的删除或修订使之有效及有可强制执行性后仍可实施。

10.7 本协议的修订仅可经书面协议并经双方法定代表人或授权代表签字且须经双方采取适当的法人行动批准和符合并满足《上市规则》及有关适用法律法规的监管规定的前提下作出。

10.8 承租方有下列情形之一的，出租方有权通知承租方立即终止协议：

10.8.1 在租赁期内，未经出租方同意，承租方擅自将租赁地块转租、转让或转借他人（转租、转让或转借承租方的附属公司或关联公司除外）；

10.8.2 在租赁期内，承租方未按照 5.2 条的规定事先征得出租方同意而擅自改变租赁地块的用途，或利用租赁地块进行非法活动，损害公共利益的。

10.9 出租方违反 8.2 条下任何声明、保证，承租方有权随时通知出租方立即终止本协议。

10.10 双方同意,承租方可以在第 3.1 条租赁期满前的任何时候终止租赁本协议项下部分或全部土地使用权，但承租方须在其所要求的终止日前三个月书面通知出租方。

第十一条 不可抗力

11.1 如果本协议任何一方因受不可抗力事件(此等事件包括但不限于水灾、火灾、旱灾、台风、地震、其它自然灾害、罢工、骚动、暴乱及战争以及政府部门的作为及不作为)影响而未能履行其在本协议下的全部或部分义务，该义务的履行在不可抗力事件妨碍其履行期间应予中止。

11.2 由于不能预见并且对其发生和后果不能防止或避免的不可抗力事件，致使直接影响本协议的履行或者不能按约定的条件履行时，遇有上述不可抗力事件的一方，应将事件情况尽可能在最短的时间内以通知书形式通知对方，并应在15天内，提供事件详情及本协议不能履行或者部分不能履行，或者需要延期履行的理由的有效证明文件。声称不可抗力事件导致其对本协议的履行在客观上成为不可能或不实际的一方，有责任尽一切合理的努力消除或减轻此等不可抗力事件的影响。

11.3 不可抗力事件发生时，双方应立即通过友好协商决定如何执行本协议。按照不可抗力事件对履行协议影响的程度，由双方协商决定是否解除本协议，或者部分免除履行本协议的责任，或者延期履行本协议。

第十二条　公告

任何一方未经另一方事先书面同意，不得作出与本协议事项有关的任何公告，但根据中国法律或中国证监会、香港联交所、香港证券及期货事务监察委员会或任何其他相关的规定作出公告的除外。

第十三条　违约责任

13.1 除非本协议另有约定，任何一方违反本协议约定,另一方可以要求或采纳本协议和法律所允许的补救措施,包括但不限于实际履行和补偿经济损失。

13.2 如果一方未能履行本协议规定的义务应视为违反协议，违约方从另一方收到具体说明违约情况的通知后应在 30 日内纠正该违约行为。如 30 日后，违约行为没有纠正，则违约方应向另一方负责赔偿违约引起的一切直接和可预见的损失。

13.3 如果由于出租方的过失而产生承租方对租赁地块使用权占有的延期，则本协议项下的土地使用权的租赁期限相应推延。

第十四条　通知

14.1 一方根据本协议规定作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人手递或挂号邮件发至另一方指定的地址，或传真至另一方指定的传真号码。通知被视为已有效作出的日期应按以下的规定确定：

14.1.1 专人交付的通知应在专人交付对方指定人士签收之日被视为有效；

14.1.2 以挂号邮件寄出的通知应在付邮(以邮戳日期为准)后第 5 天(若最后一天是星期六、日或法定节假日，则顺延至下一个工作日)被视

为有效；

14.1.3 以传真形式发出的通知应被视作于传真完毕的时间作出。

双方通讯地址如下：

出租方：中国中煤能源集团公司

住　所：北京市朝阳区黄寺大街 1 号

邮　编：100011

传　真：010－82256251

承租方：　中国中煤能源股份有限公司

住　所：北京市朝阳区黄寺大街 1 号

邮　编：100011

传　真：_

14.2 若一方更改其通讯地址，应尽快按本条规定书面通知另一方。

第十五条　适用法律和争议的解决

15.1 本协议应适用中国法律并应根据中国法律解释。

15.2 凡因本协议引起的或与本协议有关的任何争议，双方均应本着友好协商原则自行解决。如果协商在 30 天内未能取得双方可以接受的结果，任何一方均可向中国国际经济贸易仲裁委员会申请依该委员会的仲裁规则进行仲裁，仲裁裁决为终局裁决，对双方均有约束力。

第十六条　其他

16.1 双方同意按照中国有关法律的规定分别承担一切因签订本协议而产生的有关费用和开支。如没有法律规定者，则由双方平均分配。

16.2 除非取得本协议一方的事先书面同意，本协议的另一方不得转让其在本协议项下的权利和义务。

16.3 本协议和本协议提及的有关文件，应构成协议双方就所述一切事宜之整体协议和理解，并应取代双方对本协议所述一切有关事宜的所有先前口头或

书面协议、合约、理解和通信。

16.4 除非另有规定，一方未行使或延迟行使其在本协议项下的权利、权力或特权并不构成对这些权利、权力或特权的放弃，而单一或部分行使这些权利、权力或特权并不排斥任何其它权利、权力或特权的行使。

16.5 本协议附件（若有）是本协议不可分割的组成部分，并与本协议具有同等约束力。

16.6 本协议一式八份，各份协议具有同等效力。

本协议由双方法定代表人或授权代表于文首注明日期在中国北京市签订，以昭信守。

（此页无正文）



出租方：中国中煤能源集团公司（印章）

法定代表人或授权代表（签字）：

二00六年九月五日

承租方：中国中煤能源股份有限公司（印章）

法定代表人或授权代表（签字）：

二00六年九月五日

附件一

序号	出租方	承租方	坐落位置	租赁面积（m^2）	土地使用权证号	用途	备注
1.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县龙固镇镇东居委会	15,265.10	沛国用(2000)字第 1426 号	工业	
2.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县龙固镇镇东居委会	3,280.50	沛国用(2000)字第 1425 号	工业	
3.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县杨屯镇刘官屯村	3,743.50	沛国用(2000)字第 1428 号	铁路用地	
4.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县大屯镇	1,396.30	沛国用(2000)字第 1410 号	工业	
5.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县大屯镇	1,445.50	沛国用(2000)字第 1412 号	抽风机房	
6.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县大屯镇	1,333.00	沛国用(2000)字第 1411 号	提升、贮煤、选煤	
7.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县大屯镇	330.00	沛国用(2000)字第 1408 号	供风	
8.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县大屯镇	1,150.10	沛国用(2000)字第 1413 号	供电	
9.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县大屯镇	1,023.10	沛国用(2000)字第 1419 号	铁路运煤	
10.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县杨屯镇东姚桥村	6,415.00	沛国用(2000)字第 1415 号	工业	
11.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县杨屯镇	740.90	沛国用(2000)字第 1418 号	工业	
12.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县杨屯镇	950.40	沛国用(2000)字第 1417 号	工业	
13.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县杨屯镇	1,134.90	沛国用(2000)字第 1416 号	工业	
14.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县沛城镇	14,040.50	沛国用(2000)字第 1421 号	工业	
15.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县沛城镇	1,100.30	沛国用(2000)第 1422 号	工业	
16.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县沛城镇	964.40	沛国用(2000)第 1420 号	工业	
17.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县沛城镇	902.70	沛国用(2000)第 1424 号	工业	

序号	出租方	承租方	坐落位置	租赁面积（m^2）	土地使用权证号	用途	备注
18.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县大屯矿区中心区	13,702.70	沛国用(2000)字第 1404 号	工业	
19.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县大屯矿区中心区	216.30	沛国用(2000)字第 1406 号	工业	
20.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县大屯矿区中心区	1,098.60	沛国用(2000)字第 1407 号	工业	
21.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县龙固镇	117,170.32	沛国用(2000)字第 1379 号	工业	
22.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县龙固镇	16,395.89	沛国用(2000)字第 1380 号	工业	
23.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县龙固镇	50,711.50	沛国用(2000)字第 1367 号	工业	
24.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县龙固镇	468.47	沛国用(2000)字第 1375 号	工业	
25.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县龙固镇镇东居委会	9,287.00	沛国用(2000)字第 1427 号	工业	
26.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县杨屯镇	70,976.05	沛国用(2000)字第 1392 号	工业	
27.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县安国乡	106,404.92	沛国用(2000)第 1383 号	工业	
28.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县杨屯镇	7,208.03	沛国用 (2000) 字第 1365 号	工业	
29.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县安国乡	7,461.05	沛国用 (2000) 字第 1385 号	工业	
30.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县杨屯镇	69,363.50	沛国用 (2000) 字第 1391 号	工业	
31.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县杨屯镇东姚桥村	17,486.80	沛国用 (2000) 字第 1414 号	工业	
32.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县安国乡	83,182.36	沛国用 (2000) 字第 1384 号	工业	
33.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县安国乡	5,584.68	沛国用 (2000) 字第 1386 号	工业	
34.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县郝寨镇	7,857.59	沛国用 (2000) 字第 1371 号	工业	
35.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县大屯矿区中心区	53,209.00	沛国用 (2000) 字第 1405 号	工业	
36.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县郝寨镇	8,747.60	沛国用 (2000) 字第 1364 号	工业	
37.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县郝寨镇	43,323.70	沛国用 (2000) 字第 1373 号	工业	
38.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县大屯镇	39,204.80	沛国用 (2000) 字第 1374 号	工业	
39.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县大屯镇	4,762.30	沛国用 (2000) 字第 1409 号	工业	
40.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县郝寨镇	14,347.25	沛国用 (2000) 字第 1370 号	工业	

序号	出租方	承租方	坐落位置	租赁面积（m^2）	土地使用权证号	用途	备注
41.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县大屯镇	2,917.10	沛国用(2000)字第 1376 号	工业	
42.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县大屯镇	49,142.03	沛国用(2000)字第 1369 号	工业	
43.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县郝寨镇	49,136.11	沛国用(2000)字第 1388 号	工业	
44.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县沛城镇	30,673.90	沛国用(2000)字第 1423 号	工业	
45.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县沛城镇	5,376.76	沛国用(2000)字第 1372 号	工业	
46.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县郝寨镇	5,201.70	沛国用(2000)字第 1368 号	工业	
47.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县郝寨镇	3,301.45	沛国用(2000)字第 1389 号	工业	
48.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县郝寨镇	17,960.35	沛国用(2000)字第 1387 号	工业	
49.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县郝寨镇	119,551.10	沛国用(2000)字第 1390 号	工业	
50.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县郝寨镇	64,741.70	沛国用(2000)字第 1378 号	工业	
51.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县郝寨镇	51,222.60	沛国用(2000)字第 1382 号	工业	
52.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县沛城镇	11,717.60	沛国用(2000)字第 1377 号	工业	
53.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县郝寨镇	14,553.90	沛国用(2000)字第 1366 号	工业	
54.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县沛城镇	47,502.60	沛国用(2000)字第 1381 号	工业	
55.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县沛城镇	42,203.60	沛国用(2000)字第 1394 号	工业	
56.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县沛城镇	36,981.1	沛国用(2000)字第 1393 号	工业	
57.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县鹿湾乡	65,767.80	沛国用(2000)字第 1401 号	工业	
58.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县张寨乡	11,491.00	沛国用(2000)字第 1396 号	工业	
59.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县张寨乡	22,449.80	沛国用(2000)字第 1395 号	工业	
60.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县张寨乡	76,835.70	沛国用(2000)字第 1397 号	工业	
61.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县崔寨乡	17,885.10	沛国用(2000)字第 1400 号	工业	
62.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县崔寨乡	26,576.50	沛国用(2000)字第 1399 号	工业	
63.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县崔寨乡	31,435.10	沛国用(2000)字第 1398 号	工业	

序号	出租方	承租方	坐落位置	租赁面积（m^2）	土地使用权证号	用途	备注
64.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县张庄镇	50,189.40	沛国用(2000)字第1402号	工业	
65.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县张庄镇	22,479.60	沛国用(2000)字第1403号	工业	
66.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	铜山县大彭镇	28,394.50	铜国用(2000)字第0107号	工业	
67.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	铜山县刘集乡	42,591.90	铜国用(2000)字第0105号	工业	
68.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	铜山县刘集乡	38,138.60	铜国用(2000)字第0108号	工业	
69.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	铜山县刘集乡	81,356.60	铜国用(2000)字第0104号	工业	
70.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	铜山县郑集镇	34,658.60	铜国用(2000)字第0109号	工业	
71.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	铜山县郑集镇	60,453.30	铜国用(2000)字第0106号	工业	
72.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	铜山县郑集镇	110,622.00	铜国用(2000)字第0111号	工业	
73.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	铜山县黄集乡	30,846.10	铜国用(2000)字第0110号	工业	
74.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	—	171.00	沛国用(96)字第0003号	工业	
75.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	龙固镇镇东居委会	—	沛国用(2005)字第0372号	工业	
76.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯镇	—	沛国用(2000)字第1362号	工业	
77.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	—	—	沛国用(2000)字第1361号	工业	
78.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛县大屯镇	—	沛国用(2005)字第0369号	工业	
79.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	江苏省沛县郝寨镇	126.13	沛国用(2000)字第1324	工业	
80.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	江苏省沛县郝寨镇	220.00	沛国用(2000)字第1325	工业	
81.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	江苏省沛县郝寨镇	214.00	沛国用(2000)字第1336	工业	
82.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	江苏省沛县郝寨镇	472.00	沛国用(2000)字第1329	工业	
83.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	江苏省沛县郝寨镇	188.30	沛国用(2000)字第1322	工业	
84.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	江苏省沛县大屯矿区中心区	200.00	沛土国用(1998)字第1100号	工业	

序号	出租方	承租方	坐落位置	租赁面积（m^2）	土地使用权证号	用途	备注
85.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	杨屯镇东姚桥村、西姚桥村	150.94	沛国用(2000)字第 1436 号	工业	
86.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	杨屯镇东姚桥村、西姚桥村	226.20	沛国用(2000)字第 1435 号	工业	
87.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	大屯矿区中心区	147.53	沛国用(2000)字第 F0176 号	工业	
88.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	沛城镇孔庄村李瓦屋村	—	沛国用(2005)第 0370 号	工业	
89.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	—	—	沛国用 2000 字 1323 号	工业	
90.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	—	—	沛国用(96)字第 13 号	工业	
91.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	—	—	沛土国用 1998 字第 1126 号	工业	
92.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	—	—	沛土国用 1998 字第 1102 号	工业	
93.	大屯煤电(集团)有限责任公司	上海大屯能源股份有限公司	—	—	沛土国用 1998 字第 1099 号	工业	
合计		数量：93 宗		面积：2,109,731.78 平方米		年租金：885 万元人民币	

RECEIVED
2007 MAR 13 A 11:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

大同煤业股份有限公司

与

中国中煤能源股份有限公司

煤、焦炭产品销售框架协议

二OO六年十一月八日

煤、焦炭产品销售框架协议

本协议由以下双方于2006年11月8日在中华人民共和国(以下简称"中国")北京签订：

甲方：大同煤业集团有限公司

企业法人营业执照注册号：1400001009425

住所：大同市新平旺

法定代表人：李泽民

乙方：中国中煤能源股份有限公司

企业法人营业执照注册号：1000001004047

住所：北京市朝阳区黄寺大街1号

法定代表人：经天亮

鉴于：

1、 甲方的控股股东大同煤矿集团有限公司（"大同煤矿集团"）系乙方附属公司大同中煤出口煤基地有限公司的股东，拥有及控制该附属公司10%或以上的权益，依据《上市规则》的规定，大同煤矿集团及甲方构成乙方的“关连人士”（定义见《上市规则》）。乙方系甲方之发起人中国中煤能源集团公司之附属公司，依据《上市规则》的规定，乙方亦构成甲方之“关连人士”。

2、 乙方系中国中煤能源集团公司经国务院国有资产监督管理委员会批准进行资产重组，作为发起人独家发起设立之股份公司。乙方于2006年8月22日成立，拟在境外公开发行股票，并将该等股票在境外（含香

港联交所）上市。甲方股票已在上海证券交易所上市，并拟将来在境外公开发行股票，并将该等股票在境外（香港联交所）上市。

3、 甲方和乙方均合法持有煤炭经营相关资质。双方因生产经营的需要向对方或其附属企业购买煤、焦炭产品。按《上市规则》的规定，双方进行的交易均属《上市规则》的关连交易。

4、 依据本协议的条款和条件，甲乙双方同意相互销售煤、焦炭产品。

基于以上所述，根据《中华人民共和国合同法》、《煤炭经营监管办法》等相关法律、法规的规定，为明确甲方与乙方的权利义务关系，以上双方经过友好协商，签订本协议。双方并保证分别确保其各自的下属企业按照本协议的条款和精神，提供本协议规定的煤、焦炭产品供应和销售。

第一条 协议主体

1.1 如适用或除非文意另有所指外，本协议所指甲方为甲方及/或其不时之联系人（“联系人”的定义与《上市规则》"）中的“联系人”的定义相同）。

1.2 如适用或除非文意另有所指外，本协议所指乙方为乙方及/或其附属公司（“附属公司”的定义与《上市规则》中“附属公司”的涵义相同）。

第二条 定义

2.1 除非上下文中另有规定，下述措词在本协议中应有下述含义：

香港联交所: 指香港联合交易所有限公司。

煤、焦炭产品： 指甲方或乙方自行生产或买断的煤炭和/或焦炭产品。

政府定价： 是指由中华人民共和国中央政府、省级政府或其它监管部门规定的煤、焦炭产品销售价格。

政府指导价： 是指由中华人民共和国中央政府、省级政府或其它监管部门规定的可由交易各方在一定幅度内自行确定的煤、焦炭产品销售价格。

市场价： 指在煤、焦炭产品的提供地或其他相关地区，按正常商业交易条件、在同等商业模式下提供或采购同类品质、规格

的煤、焦炭产品的独立第三方当时收取或支付的价格。

协议价：　指按照"合理成本+合理利润"方式确定的价格。

本协议中，"合理成本"指根据适用的相关会计原则确定的、双方相互供应煤、焦炭产品发生的实际成本和费用。除非甲乙双方另行协商确定，本协议中"合理利润"="合理成本"×5%。

上市规则：　指不时生效的《香港联合交易所有限公司证券上市规则》。

2.2 除非本协议另有规定，在本协议中：

2.2.1 一方包括其继承者；

2.2.2 本协议中，甲方、乙方单称"一方"，合称"双方"。

2.2.3 本协议各条款之标题仅为方便查阅而设，不具法律效力或影响本协议的解释。

第三条　前提条件

本协议生效和执行的前提条件是甲方及/或乙方股票已在香港联交所上市并交易。

第四条　交易原则

4.1 在本协议的有效期内，按照本协议的条件及条款，双方同意相互销售煤、焦炭产品。本协议项下的所有煤、焦炭产品销售一律依法订立书面合同，规范运作，并使其符合甲方及乙方上市地的上市规则的规定。甲、乙双方应在本协议原则基础上另行签订具体的销售合同（以下简称"销售合同"），以明确在本协议项下每一笔煤、焦炭产品销售的种类、数量、品质规格、销售价格和其它具体条款，惟该等销售合同不应违反本协议的约定。

4.2 一方按照本协议和销售合同向对方提供的所有煤、焦炭产品保证质量符合销售合同下约定的标准、价格公平合理，如法律有特殊规定，遵从其规定。

4.3 已签订的销售合同在本协议生效和执行之后在不违反本协议的约定的前提下继续有效并应继续履行。倘已签订的销售合同中有任何条款与本协议有

冲突，应以本协议为准，双方确认该等销售合同自本协议生效及执行时起自动终止。

4.4 本协议的签订，并不影响甲乙双方自主选择交易对象，与第三方之间进行任何交易。

第五条　定价原则

本协议项下煤、焦炭产品销售的定价，须按本条的总原则和顺序确定：凡有“政府定价”或“政府指导价”的，遵循“政府有定价”或“政府指导价”；没有“政府有定价”或“政府指导价”的，参照“市场价”；没有“市场价”作为参考的，执行“协议价”。在商议“协议价”时，如曾经签订过相关协议，可以参考过往交易中的价格。

第六条　运作模式

6.1 为顺利执行本协议，双方可就煤、焦炭产品品质规格等制订具体标准并根据市场情况不时予以修订。该等品质规格标准（如制订）应作为本协议不可分割的一部分，为本协议的有效附件。

6.2 甲乙双方应按销售合同约定的时间和方式付款、结算并办理运输及验收等事项。

第七条　期限

7.1 本协议由双方法定代表或授权代表签署并加盖公章并获得必要的内部批准后生效，本协议生效后有效期追溯至乙方依法设立之日起至 2008 年 12 月 31 日止。

7.2 若本协议经双方同意、并得到香港联交所及上海证券交易所的同意（如需）或甲方（即大同煤业股份有限公司）或乙方（即中国中煤能源股份有限公司）独立股东的批准（视《上市规则》及/或上海证券交易所的要求而定），本协议之有效期可以延长。

第八条　合同履行、变更和终止

8.1 若本协议项下的任何交易构成《上市规则》及/或上海证券交易所有关规定所述之关连交易或持续性关连交易，且根据《上市规则》及/或上海证券交

易所该等交易需获得香港联交所及/或上海证券交易所豁免、或甲方（即大同煤业股份有限公司）或乙方（即中国中煤能源股份有限公司）独立股东的事先批准、或遵守《上市规则》及/或上海证券交易所有关关连交易或持续性关连交易的任何其它规定后方可进行，则本协议与该等交易有关的履行以按照香港联交所及/或上海证券交易所给予豁免的条件进行及/或按照《上市规则》及/或上海证券交易所有关规定获得甲方（即大同煤业股份有限公司）或乙方（即中国中煤能源股份有限公司）独立股东在股东大会上的事先批准及/或遵守《上市规则》及/或上海证券交易所有关关连交易或持续性关连交易的任何其它规定为先决条件。

8.2 若香港联交所及/或上海证券交易所的豁免是附条件的，则本协议应按所附条件履行。

8.3 在本协议有效期内，若香港联交所及/或上海证券交易所对本协议下某一项关连交易或持续性关连交易的豁免被收回、撤销或失效，或其他原因导致该项交易需要但未能符合不时生效的《上市规则》及/或上海证券交易所有关关连交易或持续性关连交易的要求，则本协议该项交易有关的履行中止。

8.4 在本协议有效期内任何时间，若本协议下的交易所涉及的有关财政年度累计交易总金额可能或预期会超越已公布的该年度的总金额上限(如适用)，双方同意乙方尽快通知香港联交所及/或上海证券交易所，并履行根据《上市规则》及/或上海证券交易所有关规定所有适用和必须履行的监管义务，并根据《上市规则》及/或上海证券交易所有关规定召开甲方（即大同煤业股份有限公司）或乙方（即中国中煤能源股份有限公司）独立股东大会（如适用）对有关关连交易和重新厘定的年度金额上限寻求独立股东批准（如适用)。未满足所有有关监管规定前，双方同意尽力控制有关交易该年度总额不超过已公布的金额上限。否则，本协议下与该项交易有关的履行中止。

8.5 若本协议与所有各项交易有关的履行均按第 8.3 及/或 8.4 条中止，则本协议终止。

8.6 本协议任何一条款成为非法、无效或不可强制执行并不影响本协议其它条款的效力及可强制执行性。如本协议内的任何条款被裁定无效，但如作部分删除或削减可成为有效者，该条款可在作必要的删除或修订使之有效及有可强制执行性后仍可实施。

8.7 本协议的修订仅可经书面协议并经双方法定代表人或授权代表签字且须并获得必要的内部批准和符合并满足《上市规则》、及/或上海证券交易所有关规定及有关适用法律法规的监管规定的前提下作出。

8.8 若甲方根据不时修订的上市规则的规定不再属于乙方关连人士，本协议终止。

第九条　通知

9.1 一方根据本协议规定作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人手递或挂号邮务发至另一方指定的地址，或传真至另一方指定的传真号码。通知被视为已有效作出的日期应按以下的规定确定：

9.1.1　专人交付的通知应在专人交付对方指定人士签收之日被视为有效；

9.1.2　以挂号邮务寄出的通知应在付邮(以邮戳日期为准)后第 5 天(若最后一天是星期六、日或法定节假日，则顺延至下一个工作日)被视为有效；

9.1.3　以传真形式发出的通知应被视作于传真完毕的时间作出。

双方通讯地址如下：

甲方：大同煤业股份有限公司

住 所：大同市新平旺

邮 编：037003

传 真：0352 7011070

乙方： 中国中煤能源股份有限公司

住 所：北京市朝阳区黄寺大街 1 号

邮 编：100011

传 真：010－82236008

9.2 若一方更改其通讯地址，应尽快按本条规定书面通知另一方。

第十条　适用法律和争议的解决

10.1 本协议应适用中国法律并应根据中国法律解释。

10.2 凡因本协议引起的或与本协议有关的任何争议，双方均应本着友好协商原

则自行解决。如果协商在 30 天内未能取得双方可以接受的结果，任何一方均可向中国国际经济贸易仲裁委员会申请依该委员会的仲裁规则进行仲裁，仲裁裁决为终局裁决，对双方均有约束力。

第十一条 其他规定

11.1 本协议构成双方全部协议，并取代双方以前就该等事项而达成的全部口头或书面的协议、合约、理解和通信。

11.2 本协议正本一式四份，双方各持两份，各份协议具有同等法律效力。

本协议由双方法定代表人或授权代表于文首注明日期在中国北京市签订，以昭信守。

（此页无正文）



甲方：大同煤业股份有限公司（印章）

法定代表人或授权代表（签字）：

二零零六年十一月八日



乙方：中国中煤能源股份有限公司（印章）

法定代表人或授权代表（签字）：

二零零六年十一月八日

RECEIVED

MAR 13 A 11:

CORPORATE

汾阳市龙泉铸造焦有限公司

与

中国中煤能源股份有限公司

煤、焦炭产品销售框架协议

二OO六年九月五日

煤、焦炭产品销售框架协议

本协议由以下双方于2006年9月5日在中华人民共和国(以下简称"中国")北京签订：

甲方：汾阳市龙泉铸造焦有限公司

企业法人营业执照注册号：14232110002005

住所：汾阳市杨家庄镇垣头村

法定代表人：杨[illegible]

乙方：中国中煤能源股份有限公司

企业法人营业执照注册号：1000001004047

住所：北京市朝阳区黄寺大街1号

法定代表人：经天亮

鉴于：

1、 甲方系乙方附属公司汾阳市中煤龙泉焦化有限责任公司的股东，拥有及控制该附属公司40%或以上的权益，依据《上市规则》的规定，构成乙方的"关连人士"(定义见《上市规则》)。

2、 乙方系中国中煤能源集团公司经国务院国有资产监督管理委员会批准进行资产重组，作为发起人独家发起设立之股份公司。乙方于2006年8月22日成立，拟在境外公开发行股票，并将该等股票在境外（含香港联交所）上市。

3、 乙方合法持有煤炭经营相关资质。甲方需向乙方或其附属企业购买煤、

焦炭产品。按《上市规则》的规定，甲方向乙方进行的交易均属《上市规则》的关连交易。

4、 依据本协议的条款和条件，乙方同意向甲方售煤、焦炭产品。

基于以上所述，根据《中华人民共和国合同法》、《煤炭经营监管办法》等相关法律、法规的规定，为明确甲方与乙方的权利义务关系，以上双方经过友好协商，签订本协议。乙方并保证分别确保其各自的下属企业按照本协议的条款和精神，提供本协议规定的煤、焦炭产品销售。

第一条　协议主体

如适用或除非文意另有所指外，本协议所指乙方为乙方及/或其附属公司（“附属公司”的定义与《上市规则》中“附属公司”的涵义相同）。

第二条　定义

2.1 除非上下文中另有规定，下述措词在本协议中应有下述含义：

香港联交所:　　指香港联合交易所有限公司。

煤、焦炭产品:　　指乙方自行生产或买断的煤炭和/或焦炭产品。

政府定价:　　是指由中华人民共和国中央政府、省级政府或其它监管部门制定的法律、法规、决定、命令或针对煤、焦炭产品销售确定的价格。

政府指导价:　　是指由中华人民共和国中央政府、省级政府或其它监管部门制定的法律、法规、决定、命令或针对煤、焦炭产品销售确定的在一定幅度内可由交易双方自行确定的价格。

市场价:　　指（1）在煤、焦炭产品的提供地或其附近地区在正常商业交易情况下提供与煤、焦炭产品同样或同类和品质的煤、焦炭产品的独立第三方当时收取的价格或（2）在正常商业交易情况下提供煤、焦炭产品的独立第三方当时收取的价格。

协议价:　　指按照“合理成本+合理利润”方式确定的价格。

本协议中，“合理成本”指甲乙双方协商认可的双方相互供应煤、焦炭产品发生的实际费用。除非甲乙双方另行协商确

定，本协议中"合理利润"="合理成本"×5%。

上市规则：　指不时生效的《香港联合交易所有限公司证券上市规则》。

2.2 除非本协议另有规定，在本协议中：

2.2.1 一方包括其继承者；

2.2.2 本协议中，甲方、乙方单称"一方"，合称"双方"。

2.2.3 本协议各条款之标题仅为方便查阅而设，不具法律效力或影响本协议的解释。

第三条　交易原则

3.1 在本协议的有效期内，按照本协议的条件及条款，甲方同意向乙方采购煤、焦炭产品。本协议项下的所有煤、焦炭产品采购一律依法订立书面合同，规范运作，并使其符合乙方上市地的上市规则的规定。甲、乙双方应在本协议原则基础上另行签订具体的销售合同（以下简称"销售合同"），以明确在本协议项下每一笔煤、焦炭产品销售的种类、数量、品质规格、销售价格和其它具体条款，惟该等销售合同不应违反本协议的约定。

3.2 乙方按照本协议和销售合同向甲方提供的所有煤、焦炭产品保证质量符合销售合同下约定的标准、价格公平合理，如法律有特殊规定，遵从其规定。

3.3 已签订的销售合同在本协议签署之后在不违反本协议的约定的前提下继续有效并应继续履行。倘已签订的销售合同中有任何条款与本协议有冲突，应以本协议为准，双方确认该等销售合同自本协议生效起自动终止。

3.4 本协议的签订，并不影响甲乙双方自主选择交易对象，与第三方之间进行任何交易。

第四条　定价原则

本协议项下煤、焦炭产品销售的定价，须按本条的总原则和顺序确定：凡政府有定价的，按"政府定价"；没有政府定价的，按"政府指导价"；没有政府定价及政府指导价的，按"市场价"；没有以上指标的情况下，按"协议价"。在商议"协议价"时，如曾经签订过相关协议，可以参考过往交易中的价格。

第五条 运作模式

5.1 为顺利执行本协议，双方可就煤、焦炭产品品质规格等制订具体标准并根据市场情况不时予以修订。该等品质规格标准（如制订）应作为本协议不可分割的一部分，为本协议的有效附件。

5.2 甲乙双方应按销售合同约定的时间和方式付款、结算并办理运输及验收等事项。

第六条 期限

6.1 本协议由双方法定代表或授权代表签署并加盖公章后，有效期追溯至乙方依法设立之日起至 2008 年 12 月 31 日止。

6.2 若本协议双方同意并得到香港联交所的同意（如需）或乙方（即中国中煤能源股份有限公司）独立股东的批准（视《上市规则》及/或香港联交所的要求而定），本协议之有效期可以延长。

第七条 合同履行、变更和终止

7.1 若本协议项下的任何交易构成《上市规则》所述之关连交易或持续性关连交易，且根据《上市规则》该等交易需在获得香港联交所豁免或乙方（即中国中煤能源股份有限公司）独立股东的事先批准或遵守《上市规则》有关关连交易或持续性关连交易的任何其它规定后方可进行，则本协议与该等交易有关的履行以按照香港联交所给予豁免的条件进行及/或按照《上市规则》的规定获得乙方（即中国中煤能源股份有限公司）独立股东在股东大会上的事先批准及/或遵守《上市规则》有关关连交易或持续性关连交易的任何其它规定为先决条件。

7.2 若香港联交所的豁免是附条件的，则本协议应按所附条件履行。

7.3 在本协议有效期内，若香港联交所对本协议下某一项关连交易或持续性关连交易的豁免被收回、撤销或失效，或其他原因导致该项交易需要但未能符合不时生效的《上市规则》有关关连交易或持续性关连交易的要求，则本协议该项交易有关的履行中止。

7.4 在本协议有效期内任何时间，若本协议下的交易所涉及的有关财政年度累计交易总金额可能或预期会超越已公布的该年度的总金额上限(如适用)，双方同意乙方尽快通知香港联交所并履行《上市规则》下所有适用和必须履行的监管义务，包括根据《上市规则》召开乙方（即中国中煤能源股份有限公司）独立股东大会（如适用）对有关关连交易和重新厘定的年度金额上限寻求独立股东批准（如适用)。未满足所有有关监管规定前，双方同意

尽力控制有关交易该年度总额不超过已公布的金额上限。否则，本协议下与该项交易有关的履行中止。

7.5 若本协议与所有各项交易有关的履行均按第 7.3 及/或 7.4 条中止，则本协议终止。

7.6 本协议任何一条款成为非法、无效或不可强制执行并不影响本协议其它条款的效力及可强制执行性。如本协议内的任何条款被裁定无效，但如作部分删除或削减可成为有效者，该条款可在作必要的删除或修订使之有效及有可强制执行性后仍可实施。

7.7 本协议的修订仅可经书面协议并经双方法定代表人或授权代表签字且须经双方采取适当的法人行动批准和符合并满足《上市规则》及有关适用法律法规的监管规定的前提下作出。

第八条　　通知

8.1 一方根据本协议规定作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人手递或挂号邮务发至另一方指定的地址，或传真至另一方指定的传真号码。通知被视为已有效作出的日期应按以下的规定确定：

8.1.1 专人交付的通知应在专人交付对方指定人士签收之日被视为有效；

8.1.2 以挂号邮务寄出的通知应在付邮(以邮戳日期为准)后第 5 天(若最后一天是星期六、日或法定节假日，则顺延至下一个工作日)被视为有效；

8.1.3 以传真形式发出的通知应被视作于传真完毕的时间作出。

双方通讯地址如下：

甲方：汾阳市龙泉铸造焦有限公司

住　所：

邮　编：

传　真：

乙方：　中国中煤能源股份有限公司

住　所：北京市朝阳区黄寺大街1号

邮　编：100011

传　真：_

8.2 若一方更改其通讯地址，应尽快按本条规定书面通知另一方。

第九条　适用法律和争议的解决

9.1 本协议应适用中国法律并应根据中国法律解释。

9.2 凡因本协议引起的或与本协议有关的任何争议，双方均应本着友好协商原则自行解决。如果协商在30天内未能取得双方可以接受的结果，任何一方均可向中国国际经济贸易仲裁委员会申请依该委员会的仲裁规则进行仲裁，仲裁裁决为终局裁决，对双方均有约束力。

第十条　其他规定

10.1 本协议构成双方全部协议，并取代双方以前就该等事项而达成的全部口头或书面的协议、合约、理解和通信。

10.2 本协议正本一式四份，双方各持两份，各份协议具有同等法律效力。

本协议由双方法定代表人或授权代表于文首注明日期在中国北京市签订，以昭信守。

（此页无正文）

甲方：汾阳市龙泉铸造焦有限公司（印章）

法定代表人或授权代表（签字）：

二00六年九月五日

乙方：中国中煤能源股份有限公司（印章）

法定代表人或授权代表（签字）：

二00六年九月五日

RECEIVED
2007 MAR 13 A 11: 3
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

灵石县九鑫选煤有限责任公司

与

中国中煤能源股份有限公司

煤、焦炭产品销售框架协议

二OO六年九月五日

煤、焦炭产品销售框架协议

本协议由以下双方于2006年9月5日在中华人民共和国(以下简称"中国")北京签订：

甲方：灵石县九鑫选煤有限责任公司

企业法人营业执照注册号：

住所：

法定代表人：

乙方：中国中煤能源股份有限公司

企业法人营业执照注册号：1000001004047

住所：北京市朝阳区黄寺大街1号

法定代表人：经天亮

鉴于：

1、 甲方系乙方附属公司灵石县中煤九鑫焦化有限公司的股东，拥有及控制该附属公司10%以上的权益，依据《上市规则》的规定，构成乙方的"关连人士"（定义见《上市规则》）。

2、 乙方系中国中煤能源集团公司经国务院国有资产监督管理委员会批准进行资产重组，作为发起人独家发起设立之股份公司。乙方于2006年8月22日成立，拟在境外公开发行股票，并将该等股票在境外（含香港联交所）上市。

3、 乙方合法持有煤炭经营相关资质。双方因生产经营的需要向对方或其附

属企业购买煤、焦炭产品。按《上市规则》的规定，双方进行的交易均属《上市规则》的关连交易。

4、 依据本协议的条款和条件，甲乙双方同意相互销售煤、焦炭产品。

基于以上所述，根据《中华人民共和国合同法》、《煤炭经营监管办法》等相关法律、法规的规定，为明确甲方与乙方的权利义务关系，以上双方经过友好协商，签订本协议。双方并保证分别确保其各自的下属企业按照本协议的条款和精神，提供本协议规定的煤、焦炭产品供应和销售。

第一条 协议主体

1.1 如适用或除非文意另有所指外，本协议所指甲方为甲方及/或其不时之联系人（“联系人”的定义与《上市规则》”）中的“联系人”的定义相同）。

1.2 如适用或除非文意另有所指外，本协议所指乙方为乙方及/或其附属公司（“附属公司”的定义与《上市规则》中“附属公司”的涵义相同）。

第二条 定义

2.1 除非上下文中另有规定，下述措词在本协议中应有下述含义：

香港联交所: 指香港联合交易所有限公司。

煤、焦炭产品: 指甲方或乙方自行生产或买断的煤炭和/或焦炭产品。

政府定价: 是指由中华人民共和国中央政府、省级政府或其它监管部门制定的法律、法规、决定、命令或针对煤、焦炭产品销售确定的价格。

政府指导价: 是指由中华人民共和国中央政府、省级政府或其它监管部门制定的法律、法规、决定、命令或针对煤、焦炭产品销售确定的在一定幅度内可由交易双方自行确定的价格。

市场价: 指（1）在煤、焦炭产品的提供地或其附近地区在正常商业交易情况下提供与煤、焦炭产品同样或同类和品质的煤、焦炭产品的独立第三方当时收取的价格或（2）在正常商业交易情况下提供煤、焦炭产品的独立第三方当时收取的价格。

协议价: 指按照“合理成本+合理利润”方式确定的价格。

本协议中，"合理成本"指甲乙双方协商认可的双方相互供应煤、焦炭产品发生的实际费用。除非甲乙双方另行协商确定，本协议中"合理利润"="合理成本"×5%。

上市规则：　指不时生效的《香港联合交易所有限公司证券上市规则》。

2.2 除非本协议另有规定，在本协议中：

2.2.1 一方包括其继承者；

2.2.2 本协议中，甲方、乙方单称"一方"，合称"双方"。

2.2.3 本协议各条款之标题仅为方便查阅而设，不具法律效力或影响本协议的解释。

第三条　交易原则

3.1 在本协议的有效期内，按照本协议的条件及条款，双方同意相互销售煤、焦炭产品。本协议项下的所有煤、焦炭产品销售一律依法订立书面合同，规范运作，并使其符合乙方上市地的上市规则的规定。甲、乙双方应在本协议原则基础上另行签订具体的销售合同（以下简称"销售合同"），以明确在本协议项下每一笔煤、焦炭产品销售的种类、数量、品质规格、销售价格和其它具体条款，惟该等销售合同不应违反本协议的约定。

3.2 一方按照本协议和销售合同向对方提供的所有煤、焦炭产品保证质量符合销售合同下约定的标准、价格公平合理，如法律有特殊规定，遵从其规定。

3.3 已签订的销售合同在本协议签署之后在不违反本协议的约定的前提下继续有效并应继续履行。倘已签订的销售合同中有任何条款与本协议有冲突，应以本协议为准，双方确认该等销售合同自本协议生效起自动终止。

3.4 本协议的签订，并不影响甲乙双方自主选择交易对象，与第三方之间进行任何交易。

第四条　定价原则

本协议项下煤、焦炭产品销售的定价，须按本条的总原则和顺序确定：凡政府有定价的，按"政府定价"；没有政府定价的，按"政府指导价"；没有政府定价及政府指导价的，按"市场价"；没有以上指标的情况下，按"协议价"。在商议"协议价"时，如曾经签订过相关协议，可以参考过往交易中的价格。

第五条 运作模式

5.1 为顺利执行本协议，双方可就煤、焦炭产品品质规格等制订具体标准并根据市场情况不时予以修订。该等品质规格标准（如制订）应作为本协议不可分割的一部分，为本协议的有效附件。

5.2 甲乙双方应按销售合同约定的时间和方式付款、结算并办理运输及验收等事项。

第六条 期限

6.1 本协议由双方法定代表或授权代表签署并加盖公章后，有效期追溯至乙方依法设立之日起至 2008 年 12 月 31 日止。

6.2 若本协议双方同意并得到香港联交所的同意（如需）或乙方（即中国中煤能源股份有限公司）独立股东的批准（视《上市规则》及/或香港联交所的要求而定），本协议之有效期可以延长。

第七条 合同履行、变更和终止

7.1 若本协议项下的任何交易构成《上市规则》所述之关连交易或持续性关连交易，且根据《上市规则》该等交易需在获得香港联交所豁免或乙方（即中国中煤能源股份有限公司）独立股东的事先批准或遵守《上市规则》有关关连交易或持续性关连交易的任何其它规定后方可进行，则本协议与该等交易有关的履行以按照香港联交所给予豁免的条件进行及/或按照《上市规则》的规定获得乙方（即中国中煤能源股份有限公司）独立股东在股东大会上的事先批准及/或遵守《上市规则》有关关连交易或持续性关连交易的任何其它规定为先决条件。

7.2 若香港联交所的豁免是附条件的，则本协议应按所附条件履行。

7.3 在本协议有效期内，若香港联交所对本协议下某一项关连交易或持续性关连交易的豁免被收回、撤销或失效，或其他原因导致该项交易需要但未能符合不时生效的《上市规则》有关关连交易或持续性关连交易的要求，则本协议该项交易有关的履行中止。

7.4 在本协议有效期内任何时间，若本协议下的交易所涉及的有关财政年度累计交易总金额可能或预期会超越已公布的该年度的总金额上限(如适用)，双方同意乙方尽快通知香港联交所并履行《上市规则》下所有适用和必须履行的监管义务，包括根据《上市规则》召开乙方（即中国中煤能源股份有限公司）独立股东大会（如适用）对有关关连交易和重新厘定的年度金额上限寻求独立股东批准（如适用)。未满足所有有关监管规定前，双方同意

尽力控制有关交易该年度总额不超过已公布的金额上限。否则，本协议下与该项交易有关的履行中止。

7.5 若本协议与所有各项交易有关的履行均按第 7.3 及/或 7.4 条中止，则本协议终止。

7.6 本协议任何一条款成为非法、无效或不可强制执行并不影响本协议其它条款的效力及可强制执行性。如本协议内的任何条款被裁定无效，但如作部分删除或削减可成为有效者，该条款可在作必要的删除或修订使之有效及有可强制执行性后仍可实施。

7.7 本协议的修订仅可经书面协议并经双方法定代表人或授权代表签字且须经双方采取适当的法人行动批准和符合并满足《上市规则》及有关适用法律法规的监管规定的前提下作出。

第八条　　通知

8.1 一方根据本协议规定作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人手递或挂号邮务发至另一方指定的地址，或传真至另一方指定的传真号码。通知被视为已有效作出的日期应按以下的规定确定：

8.1.1 专人交付的通知应在专人交付对方指定人士签收之日被视为有效；

8.1.2 以挂号邮务寄出的通知应在付邮(以邮戳日期为准)后第 5 天(若最后一天是星期六、日或法定节假日，则顺延至下一个工作日)被视为有效；

8.1.3 以传真形式发出的通知应被视作于传真完毕的时间作出。

双方通讯地址如下：

甲方：灵石县九鑫选煤有限责任公司

住　所：

邮　编：

传　真：

乙方：　中国中煤能源股份有限公司

住　所：北京市朝阳区黄寺大街1号

邮　编：100011

传　真：_

8.2 若一方更改其通讯地址，应尽快按本条规定书面通知另一方。

第九条　适用法律和争议的解决

9.1 本协议应适用中国法律并应根据中国法律解释。

9.2 凡因本协议引起的或与本协议有关的任何争议，双方均应本着友好协商原则自行解决。如果协商在30天内未能取得双方可以接受的结果，任何一方均可向中国国际经济贸易仲裁委员会申请依该委员会的仲裁规则进行仲裁，仲裁裁决为终局裁决，对双方均有约束力。

第十条　其他规定

10.1 本协议构成双方全部协议，并取代双方以前就该等事项而达成的全部口头或书面的协议、合约、理解和通信。

10.2 本协议正本一式四份，双方各持两份，各份协议具有同等法律效力。

本协议由双方法定代表人或授权代表于文首注明日期在中国北京市签订，以昭信守。

（此页无正文）

甲方：灵石县九鑫选煤有限责任公司（印章）

法定代表人或授权代表（签字）：

二00六年九月五日

乙方：中国中煤能源股份有限公司（印章）

法定代表人或授权代表（签字）：

二00六年九月五日

RECEIVED
2007 MAR 13 A 11: 23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

刘家口集运站

与

中国中煤能源股份有限公司

煤、焦炭产品销售框架协议

二OO六年九月五日

煤、焦炭产品销售框架协议

本协议由以下双方于2006年9月5日在中华人民共和国(以下简称"中国")北京签订：

甲方：刘家口集运站

企业法人营业执照注册号：1406021000249

住所：[·] 朔州市朔城区沙涧村南

法定代表人：[·] 解廷刚

乙方：中国中煤能源股份有限公司

企业法人营业执照注册号：1000001004047

住所：北京市朝阳区黄寺大街1号

法定代表人：经天亮

鉴于：

1、 甲方系乙方附属公司朔州中煤平朔能源有限公司的股东，拥有及控制该附属公司10%或以上的权益，依据《上市规则》的规定，构成乙方的"关连人士"（定义见《上市规则》）。

2、 乙方系中国中煤能源集团公司经国务院国有资产监督管理委员会批准进行资产重组，作为发起人独家发起设立之股份公司。乙方于2006年8月22日成立，拟在境外公开发行股票，并将该等股票在境外（含香港联交所）上市。

3、 乙方合法持有煤炭经营相关资质。甲方向乙方供应煤、焦炭产品。按《上

市规则》的规定，甲方向乙方进行的交易均属《上市规则》的关连交易。

4、 依据本协议的条款和条件，甲方同意乙方销售煤、焦炭产品。

基于以上所述，根据《中华人民共和国合同法》、《煤炭经营监管办法》等相关法律、法规的规定，为明确甲方与乙方的权利义务关系，以上双方经过友好协商，签订本协议。甲方保证按照本协议的条款和精神，提供本协议规定的煤、焦炭产品供应。

第一条 协议主体

如适用或除非文意另有所指外，本协议所指乙方为乙方及/或其附属公司（“附属公司”的定义与《上市规则》中“附属公司”的涵义相同）。

第二条 定义

2.1 除非上下文中另有规定，下述措词在本协议中应有下述含义：

香港联交所: 指香港联合交易所有限公司。

煤、焦炭产品： 指甲方自行生产或买断的煤炭和/或焦炭产品。

政府定价： 是指由中华人民共和国中央政府、省级政府或其它监管部门制定的法律、法规、决定、命令或针对煤、焦炭产品销售确定的价格。

政府指导价： 是指由中华人民共和国中央政府、省级政府或其它监管部门制定的法律、法规、决定、命令或针对煤、焦炭产品销售确定的在一定幅度内可由交易双方自行确定的价格。

市场价： 指（1）在煤、焦炭产品的提供地或其附近地区在正常商业交易情况下提供与煤、焦炭产品同样或同类和品质的煤、焦炭产品的独立第三方当时收取的价格或（2）在正常商业交易情况下提供煤、焦炭产品的独立第三方当时收取的价格。

协议价： 指按照“合理成本+合理利润”方式确定的价格。

本协议中，“合理成本”指甲乙双方协商认可的双方相互供应煤、焦炭产品发生的实际费用。除非甲乙双方另行协商确定，本协议中“合理利润”=“合理成本”×5%。

上市规则：　　指不时生效的《香港联合交易所有限公司证券上市规则》。

2.2 除非本协议另有规定，在本协议中：

2.2.1 一方包括其继承者；

2.2.2 本协议中，甲方、乙方单称"一方"，合称"双方"。

2.2.3 本协议各条款之标题仅为方便查阅而设，不具法律效力或影响本协议的解释。

第三条　交易原则

3.1 在本协议的有效期内，按照本协议的条件及条款，甲方同意向乙方销售煤、焦炭产品。本协议项下的所有煤、焦炭产品销售一律依法订立书面合同，规范运作，并使其符合乙方上市地的上市规则的规定。甲、乙双方应在本协议原则基础上另行签订具体的销售合同（以下简称"销售合同"），以明确在本协议项下每一笔煤、焦炭产品销售的种类、数量、品质规格、销售价格和其它具体条款，惟该等销售合同不应违反本协议的约定。

3.2 甲方按照本协议和销售合同向乙方提供的所有煤、焦炭产品保证质量符合销售合同下约定的标准、价格公平合理，如法律有特殊规定，遵从其规定。

3.3 已签订的销售合同在本协议签署之后在不违反本协议的约定的前提下继续有效并应继续履行。倘已签订的销售合同中有任何条款与本协议有冲突，应以本协议为准，双方确认该等销售合同自本协议生效起自动终止。

3.4 本协议的签订，并不影响甲乙双方自主选择交易对象，与第三方之间进行任何交易。

第四条　定价原则

本协议项下煤、焦炭产品销售的定价，须按本条的总原则和顺序确定：凡政府有定价的，按"政府定价"；没有政府定价的，按"政府指导价"；没有政府定价及政府指导价的，按"市场价"；没有以上指标的情况下，按"协议价"。在商议"协议价"时，如曾经签订过相关协议，可以参考过往交易中的价格。

第五条　运作模式

5.1 为顺利执行本协议，双方可就煤、焦炭产品品质规格等制订具体标准并根

据市场情况不时予以修订。该等品质规格标准（如制订）应作为本协议不可分割的一部分，为本协议的有效附件。

5.2 甲乙双方应按销售合同约定的时间和方式付款、结算并办理运输及验收等事项。

第六条 期限

6.1 本协议由双方法定代表或授权代表签署并加盖公章后，有效期追溯至乙方依法设立之日起至 2008 年 12 月 31 日止。

6.2 若本协议双方同意并得到香港联交所的同意（如需）或乙方（即中国中煤能源股份有限公司）独立股东的批准（视《上市规则》及/或香港联交所的要求而定），本协议之有效期可以延长。

第七条 合同履行、变更和终止

7.1 若本协议项下的任何交易构成《上市规则》所述之关连交易或持续性关连交易，且根据《上市规则》该等交易需在获得香港联交所豁免或乙方（即中国中煤能源股份有限公司）独立股东的事先批准或遵守《上市规则》有关关连交易或持续性关连交易的任何其它规定后方可进行，则本协议与该等交易有关的履行以按照香港联交所给予豁免的条件进行及/或按照《上市规则》的规定获得乙方（即中国中煤能源股份有限公司）独立股东在股东大会上的事先批准及/或遵守《上市规则》有关关连交易或持续性关连交易的任何其它规定为先决条件。

7.2 若香港联交所的豁免是附条件的，则本协议应按所附条件履行。

7.3 在本协议有效期内，若香港联交所对本协议下某一项关连交易或持续性关连交易的豁免被收回、撤销或失效，或其他原因导致该项交易需要但未能符合不时生效的《上市规则》有关关连交易或持续性关连交易的要求，则本协议该项交易有关的履行中止。

7.4 在本协议有效期内任何时间，若本协议下的交易所涉及的有关财政年度累计交易总金额可能或预期会超越已公布的该年度的总金额上限(如适用)，双方同意乙方尽快通知香港联交所并履行《上市规则》下所有适用和必须履行的监管义务，包括根据《上市规则》召开乙方（即中国中煤能源股份有限公司）独立股东大会（如适用）对有关关连交易和重新厘定的年度金额上限寻求独立股东批准（如适用)。未满足所有有关监管规定前，双方同意尽力控制有关交易该年度总额不超过已公布的金额上限。否则，本协议下与该项交易有关的履行中止。

7.5 若本协议与所有各项交易有关的履行均按第 7.3 及/或 7.4 条中止，则本协议终止。

7.6 本协议任何一条款成为非法、无效或不可强制执行并不影响本协议其它条款的效力及可强制执行性。如本协议内的任何条款被裁定无效，但如作部分删除或削减可成为有效者，该条款可在作必要的删除或修订使之有效及有可强制执行性后仍可实施。

7.7 本协议的修订仅可经书面协议并经双方法定代表人或授权代表签字且须经双方采取适当的法人行动批准和符合并满足《上市规则》及有关适用法律法规的监管规定的前提下作出。

第八条 通知

8.1 一方根据本协议规定作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人手递或挂号邮务发至另一方指定的地址，或传真至另一方指定的传真号码。通知被视为已有效作出的日期应按以下的规定确定：

8.1.1 专人交付的通知应在专人交付对方指定人士签收之日被视为有效；

8.1.2 以挂号邮务寄出的通知应在付邮(以邮戳日期为准)后第 5 天(若最后一天是星期六、日或法定节假日，则顺延至下一个工作日)被视为有效；

8.1.3 以传真形式发出的通知应被视作于传真完毕的时间作出。

双方通讯地址如下：

甲方：刘家口集运站

住 所：[·] 朔州市朔城区沙河村南

邮 编：[·] 036001

传 真：[·] 0349-2086011

乙方： 中国中煤能源股份有限公司

住 所：北京市朝阳区黄寺大街 1 号

邮 编：100011

传　真：

8.2 若一方更改其通讯地址，应尽快按本条规定书面通知另一方。

第九条　适用法律和争议的解决

9.1 本协议应适用中国法律并应根据中国法律解释。

9.2 凡因本协议引起的或与本协议有关的任何争议，双方均应本着友好协商原则自行解决。如果协商在 30 天内未能取得双方可以接受的结果，任何一方均可向中国国际经济贸易仲裁委员会申请依该委员会的仲裁规则进行仲裁，仲裁裁决为终局裁决，对双方均有约束力。

第十条　其他规定

10.1 本协议构成双方全部协议，并取代双方以前就该等事项而达成的全部口头或书面的协议、合约、理解和通信。

10.2 本协议正本一式四份，双方各持两份，各份协议具有同等法律效力。

本协议由双方法定代表人或授权代表于文首注明日期在中国北京市签订，以昭信守。

（此页无正文）

甲方：刘家口集运站（印章）

法定代表人或授权代表（签字）：

二00六年九月五日

乙方：中国中煤能源股份有限公司（印章）

法定代表人或授权代表（签字）：

二00六年九月五日

RECEIVED
2007 MAR 13 A 11:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

榆林煤炭出口集团公司

与

中国中煤能源股份有限公司

煤、焦炭产品销售框架协议

二OO六年九月五日

煤、焦炭产品销售框架协议

本协议由以下双方于2006年9月5日在中华人民共和国(以下简称"中国")北京签订：

甲方：榆林煤炭出口集团公司

企业法人营业执照注册号：6127001310021

住所：陕西省府谷县黄河路2号

法定代表人：郝新平

乙方：中国中煤能源股份有限公司

企业法人营业执照注册号：1000001004047

住所：北京市朝阳区黄寺大街1号

法定代表人：经天亮

鉴于：

1、 甲方系乙方附属公司陕西南梁矿业有限公司的股东，拥有及控制该附属公司10%或以上的权益，依据《上市规则》的规定，构成乙方的“关连人士”（定义见《上市规则》）。

2、 乙方系中国中煤能源集团公司经国务院国有资产监督管理委员会批准进行资产重组，作为发起人独家发起设立之股份公司。乙方于2006年8月22日成立，拟在境外公开发行股票，并将该等股票在境外（含香港联交所）上市。

3、 乙方合法持有煤炭经营相关资质。双方因生产经营的需要向对方或其附

属企业购买煤、焦炭产品。按《上市规则》的规定，双方进行的交易均属《上市规则》的关连交易。

4、 依据本协议的条款和条件，甲乙双方同意相互销售煤、焦炭产品。

基于以上所述，根据《中华人民共和国合同法》、《煤炭经营监管办法》等相关法律、法规的规定，为明确甲方与乙方的权利义务关系，以上双方经过友好协商，签订本协议。双方并保证分别确保其各自的下属企业按照本协议的条款和精神，提供本协议规定的煤、焦炭产品供应和销售。

第一条 协议主体

1.1 如适用或除非文意另有所指外，本协议所指甲方为甲方及/或其不时之联系人（“联系人”的定义与《上市规则》”）中的“联系人”的定义相同)。

1.2 如适用或除非文意另有所指外，本协议所指乙方为乙方及/或其附属公司（“附属公司”的定义与《上市规则》中“附属公司”的涵义相同)。

第二条 定义

2.1 除非上下文中另有规定，下述措词在本协议中应有下述含义：

香港联交所: 指香港联合交易所有限公司。

煤、焦炭产品： 指甲方或乙方自行生产或买断的煤炭和/或焦炭产品。

政府定价： 是指由中华人民共和国中央政府、省级政府或其它监管部门制定的法律、法规、决定、命令或针对煤、焦炭产品销售确定的价格。

政府指导价： 是指由中华人民共和国中央政府、省级政府或其它监管部门制定的法律、法规、决定、命令或针对煤、焦炭产品销售确定的在一定幅度内可由交易双方自行确定的价格。

市场价： 指（1）在煤、焦炭产品的提供地或其附近地区在正常商业交易情况下提供与煤、焦炭产品同样或同类和品质的煤、焦炭产品的独立第三方当时收取的价格或（2）在正常商业交易情况下提供煤、焦炭产品的独立第三方当时收取的价格。

协议价： 指按照“合理成本+合理利润”方式确定的价格。

本协议中，"合理成本"指甲乙双方协商认可的双方相互供应煤、焦炭产品发生的实际费用。除非甲乙双方另行协商确定，本协议中"合理利润"="合理成本"×5%。

上市规则： 指不时生效的《香港联合交易所有限公司证券上市规则》。

2.2 除非本协议另有规定，在本协议中：

2.2.1 一方包括其继承者；

2.2.2 本协议中，甲方、乙方单称"一方"，合称"双方"。

2.2.3 本协议各条款之标题仅为方便查阅而设，不具法律效力或影响本协议的解释。

第三条 交易原则

3.1 在本协议的有效期内，按照本协议的条件及条款，双方同意相互销售煤、焦炭产品。本协议项下的所有煤、焦炭产品销售一律依法订立书面合同，规范运作，并使其符合乙方上市地的上市规则的规定。甲、乙双方应在本协议原则基础上另行签订具体的销售合同（以下简称"销售合同"），以明确在本协议项下每一笔煤、焦炭产品销售的种类、数量、品质规格、销售价格和其它具体条款，惟该等销售合同不应违反本协议的约定。

3.2 一方按照本协议和销售合同向对方提供的所有煤、焦炭产品保证质量符合销售合同下约定的标准、价格公平合理，如法律有特殊规定，遵从其规定。

3.3 已签订的销售合同在本协议签署之后在不违反本协议的约定的前提下继续有效并应继续履行。倘已签订的销售合同中有任何条款与本协议有冲突，应以本协议为准，双方确认该等销售合同自本协议生效起自动终止。

3.4 本协议的签订，并不影响甲乙双方自主选择交易对象，与第三方之间进行任何交易。

第四条 定价原则

本协议项下煤、焦炭产品销售的定价，须按本条的总原则和顺序确定：凡政府有定价的，按"政府定价"；没有政府定价的，按"政府指导价"；没有政府定价及政府指导价的，按"市场价"；没有以上指标的情况下，按"协议价"。在商议"协议价"时，如曾经签订过相关协议，可以参考过往交易中的价格。

第五条 运作模式

5.1 为顺利执行本协议，双方可就煤、焦炭产品品质规格等制订具体标准并根据市场情况不时予以修订。该等品质规格标准（如制订）应作为本协议不可分割的一部分，为本协议的有效附件。

5.2 甲乙双方应按销售合同约定的时间和方式付款、结算并办理运输及验收等事项。

第六条 期限

6.1 本协议由双方法定代表或授权代表签署并加盖公章后，有效期追溯至乙方依法设立之日起至 2008 年 12 月 31 日止。

6.2 若本协议双方同意并得到香港联交所的同意（如需）或乙方（即中国中煤能源股份有限公司）独立股东的批准（视《上市规则》及/或香港联交所的要求而定），本协议之有效期可以延长。

第七条 合同履行、变更和终止

7.1 若本协议项下的任何交易构成《上市规则》所述之关连交易或持续性关连交易，且根据《上市规则》该等交易需在获得香港联交所豁免或乙方（即中国中煤能源股份有限公司）独立股东的事先批准或遵守《上市规则》有关关连交易或持续性关连交易的任何其它规定后方可进行，则本协议与该等交易有关的履行以按照香港联交所给予豁免的条件进行及/或按照《上市规则》的规定获得乙方（即中国中煤能源股份有限公司）独立股东在股东大会上的事先批准及/或遵守《上市规则》有关关连交易或持续性关连交易的任何其它规定为先决条件。

7.2 若香港联交所的豁免是附条件的，则本协议应按所附条件履行。

7.3 在本协议有效期内，若香港联交所对本协议下某一项关连交易或持续性关连交易的豁免被收回、撤销或失效，或其他原因导致该项交易需要但未能符合不时生效的《上市规则》有关关连交易或持续性关连交易的要求，则本协议该项交易有关的履行中止。

7.4 在本协议有效期内任何时间，若本协议下的交易所涉及的有关财政年度累计交易总金额可能或预期会超越已公布的该年度的总金额上限(如适用)，双方同意乙方尽快通知香港联交所并履行《上市规则》下所有适用和必须履行的监管义务，包括根据《上市规则》召开乙方（即中国中煤能源股份有限公司）独立股东大会（如适用）对有关关连交易和重新厘定的年度金额上限寻求独立股东批准（如适用)。未满足所有有关监管规定前，双方同意

尽力控制有关交易该年度总额不超过已公布的金额上限。否则，本协议下与该项交易有关的履行中止。

7.5 若本协议与所有各项交易有关的履行均按第 7.3 及/或 7.4 条中止，则本协议终止。

7.6 本协议任何一条款成为非法、无效或不可强制执行并不影响本协议其它条款的效力及可强制执行性。如本协议内的任何条款被裁定无效，但如作部分删除或削减可成为有效者，该条款可在作必要的删除或修订使之有效及有可强制执行性后仍可实施。

7.7 本协议的修订仅可经书面协议并经双方法定代表人或授权代表签字且须经双方采取适当的法人行动批准和符合并满足《上市规则》及有关适用法律法规的监管规定的前提下作出。

第八条　通知

8.1 一方根据本协议规定作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人手递或挂号邮务发至另一方指定的地址，或传真至另一方指定的传真号码。通知被视为已有效作出的日期应按以下的规定确定：

8.1.1 专人交付的通知应在专人交付对方指定人士签收之日被视为有效；

8.1.2 以挂号邮务寄出的通知应在付邮(以邮戳日期为准)后第 5 天(若最后一天是星期六、日或法定节假日，则顺延至下一个工作日)被视为有效；

8.1.3 以传真形式发出的通知应被视作于传真完毕的时间作出。

双方通讯地址如下：

甲方：榆林煤炭出口集团公司

住　所：陕西省府谷县黄河路2号

邮　编：719400

传　真：0912-8739200

乙方：　中国中煤能源股份有限公司

住　所：北京市朝阳区黄寺大街1号

邮　编：100011

传　真：

8.2 若一方更改其通讯地址，应尽快按本条规定书面通知另一方。

第九条　适用法律和争议的解决

9.1 本协议应适用中国法律并应根据中国法律解释。

9.2 凡因本协议引起的或与本协议有关的任何争议，双方均应本着友好协商原则自行解决。如果协商在30天内未能取得双方可以接受的结果，任何一方均可向中国国际经济贸易仲裁委员会申请依该委员会的仲裁规则进行仲裁，仲裁裁决为终局裁决，对双方均有约束力。

第十条　其他规定

10.1 本协议构成双方全部协议，并取代双方以前就该等事项而达成的全部口头或书面的协议、合约、理解和通信。

10.2 本协议正本一式四份，双方各持两份，各份协议具有同等法律效力。

本协议由双方法定代表人或授权代表于文首注明日期在中国北京市签订，以昭信守。

（此页无正文）



甲方：榆林煤炭出口集团公司（印章）

法定代表人或授权代表（签字）：

二00六年九月五日

乙方：中国中煤能源股份有限公司（印章）

法定代表人或授权代表（签字）：

二00六年九月五日

企业法人营业执照

（副　本）

注册号 6127001310021　　　　副本编号：1 － 1

名　　称	陕西榆林煤炭出口（集团）有限责任公司
住　　所	府谷县黄河路2号
法定代表人姓名	郝兴亚
注册资本	壹仟肆佰叁拾万圆整
实收资本	壹仟肆佰叁拾万圆整
公司类型	有限责任公司
经营范围	煤炭出口、内销、中转、货物运输、物资供销、汽车配件经销。
成立日期	一九九七年八月二十二日
营业期限	自一九九七年八月二十二日至二〇一七年八月二十二日

须　知

1. 《企业法人营业执照》是企业法人资格和合法经营的凭证。
2. 《企业法人营业执照》分为正本和副本，正本和副本具有同等法律效力。
3. 《企业法人营业执照》正本应当置于住所的醒目位置。
4. 《企业法人营业执照》不得伪造、涂改、出租、出借、转让。
5. 登记事项发生变化，应当向公司登记机关申请变更登记，换领《企业法人营业执照》。
6. 每年三月一日至六月三十日，应当参加年度检验。
7. 《企业法人营业执照》被吊销后，不得开展与清算无关的经营活动。
8. 办理注销登记，应当交回《企业法人营业执照》正本和副本。
9. 《企业法人营业执照》遗失或者毁坏的，应当在公司登记机关指定的报刊上声明作废，申请补领。

年度检验情况



执照有效期限：自2006年05月11日至2010年05月10日

二〇〇　年五月十一日

RECEIVED
2007 MAR 13 A 11:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

朔州市平朔路达铁路运输有限公司

与

中国中煤能源股份有限公司

铁路线租赁及代管服务框架协议

二OO六年九月五日

铁路线租赁及代管服务框架协议

本协议由以下双方于 2006 年 9 月 5 日在中华人民共和国(以下简称“中国”)北京签订：

甲方：朔州市平朔路达铁路运输有限公司

企业法人营业执照注册号：1406001000801

住所：朔州平朔生活区

法定代表人：乔进才

乙方：中国中煤能源股份有限公司

企业法人营业执照注册号：1000001004047

住所：北京市朝阳区黄寺大街 1 号

法定代表人：经天亮

鉴于：

1、 甲方系大同路达铁路运输有限公司（“大同路达”）的附属公司（大同路达持有其 62.5%股权）。大同路达为乙方附属公司朔州中煤平朔能源有限公司的股东，拥有及控制该附属公司 19%，依据《上市规则》的规定，构成乙方的“关连人士”（定义见《上市规则》）。甲方的业务包括提供铁路线运输管理服务。

2、 乙方系中国中煤能源集团公司经国务院国有资产监督管理委员会批准进行资产重组，作为发起人独家发起设立之股份公司。乙方于 2006 年 8 月 22 日成立，拟在境外公开发行股票，并将该等股票在境外（含香港联交所）上市。

3、 依据本协议的条款和条件，甲方同意向乙方或其下属企业平朔第一煤炭有限公司（“平一”）及山西平朔安家岭露天煤炭有限公司（“安家岭”）租用其铁路专用线并向该乙方有关下属企业平一及安家岭交付铁路线租赁费；乙方下属企业平一及安家岭同意由甲方提供铁路线运输代管服务。有关的交易按《上市规则》的规定属关连交易。

基于以上所述，根据《中华人民共和国合同法》、《煤炭经营监管办法》等相关法律、法规的规定，为明确甲方与乙方的权利义务关系，以上双方经过友好协商，签订本协议。为此，甲方同意签订本协议并保证确保其下属企业按照本协议的条款和精神，提供本协议规定的铁路线代管服务。

第一条 协议主体

1.1 如适用或除非文意另有所指外，本协议所指甲方为甲方及/或其不时之联系人（“联系人”的定义与《上市规则》”）中的“联系人”的定义相同）。

1.2 如适用或除非文意另有所指外，本协议所指乙方为乙方及/或其附属公司（“附属公司”的定义与《上市规则》中“附属公司”的涵义相同）。

第二条 定义

2.1 除非上下文中另有规定，下述措词在本协议中应有下述含义：

香港联交所： 指香港联合交易所有限公司。

铁路线租赁及代管服务： 指甲方租用乙方下属企业平一及安家岭的铁路专用线以及甲方向乙方该两企业不时提供的铁路代管服务。

政府定价： 指由中华人民共和国中央政府、省级政府或其它监管部门制定的法律、法规、决定、命令或针对铁路线租赁或代管服务提供确定的每公里所收取的价格。

政府指导价： 指由中华人民共和国中央政府、省级政府或其它监管部门制定的法律、法规、决定、命令或针对铁路专用线租赁或代管服务提供确定的在一定幅度内可由交易双方自行确定的价格。

市场价： 指在铁路线租赁或代管服务提供地或其附近地区，独立第三方在正常商业交易情况下提供与铁路线租赁或代管服务同样或同类品质的铁路线租赁或代管服务当时收取的价格。

协议价： 指按照"合理成本+合理利润"方式确定的价格。

本协议中，"合理成本"指甲乙双方协商认可的，甲方提供铁路线租赁或代管服务发生的实际费用。除非甲乙双方另行协商确定，本协议中"合理利润"="合理成本"×5%。

上市规则： 指不时生效的《香港联合交易所有限公司证券上市规则》。

2.2 除非本协议另有规定，在本协议中：

2.2.1 一方包括其继承者；

2.2.2 本协议中，甲方、乙方单称"一方"，合称"双方"。

2.2.3 本协议各条款之标题仅为方便查阅而设，不具法律效力或影响本协议的解释。

第三条 交易原则

3.1 在本协议的有效期内，按照本协议的条件及条款，甲方同意向乙方有关下属企业平一及安家岭租赁铁路线，甲方并同意向乙方有关下属企业平一及安家岭提供的铁路线代管服务。本协议项下的所有铁路线租赁及代管服务提供一律依法订立书面合同，规范运作，并使其符合乙方上市地的上市规则的规定。甲、乙双方应在本协议原则基础上另行签订具体的铁路线租赁或代管服务合同（以下简称"服务合同"），以明确在本协议项下每一具体铁路线租赁或代管服务的种类、价格和其它具体条款，惟该等服务合同不应违反本协议的约定。针对铁路线租赁签订的服务合同在签订后应依据相关规定报相关铁路局备案。

3.2 甲方按照本协议和服务合同向乙方有关下属企业平一及安家岭提供的所有铁路线租赁及代管服务保证质量符合服务合同下约定的标准、价格公平合理，如法律有特殊规定，遵从其规定。

3.3 已签订的服务合同在本协议签署之后在不违反本协议的约定的前提下继续有效并应继续履行。倘已签订的服务合同中有任何条款与本协议有冲突，应以本协议为准，双方确认该等服务合同自本协议生效起自动终止。

3.4 本协议的签订，并不影响甲乙双方自主选择铁路线租赁及代管服务交易对象，与第三方之间进行任何交易。

第四条 定价原则

本协议项下铁路线租赁及代管服务提供的定价，须按本条的总原则和顺序确定：凡政府有定价的，按"政府定价"；没有政府定价的，按"政府指导价"；没有政府定价及政府指导价的，按"市场价"；没有以上指标的情况下，按"协议价"。在商议"协议价"时，如曾经签订过相关协议，可以参考过往交易中的价格。

第五条 运作模式

5.1 为顺利执行本协议，双方可就具体铁路线租赁及代管服务内容等制订具体标准并根据市场情况不时予以修订。该等铁路线租赁及代管服务标准（如制订）应作为本协议不可分割的一部分，为本协议的有效附件。

5.2 甲乙双方应按服务合同约定的时间和方式付款、结算等事项。

第六条 期限

6.1 本协议由双方法定代表或授权代表签署并加盖公章后，有效期追溯至乙方依法设立之日起至 2008 年 12 月 31 日止。

6.2 若本协议双方同意并得到香港联交所的同意（如需）或乙方（即中国中煤能源股份有限公司）独立股东的批准（视《上市规则》及/或香港联交所的要求而定），本协议之有效期可以延长。

第七条 合同履行、变更和终止

7.1 若本协议项下的任何交易构成《上市规则》所述之关连交易或持续性关连交易，且根据《上市规则》该等交易需在获得香港联交所豁免或乙方（即中国中煤能源股份有限公司）独立股东的事先批准或遵守《上市规则》有关关连交易或持续性关连交易的任何其它规定后方可进行，则本协议与该等交易有关的履行以按照香港联交所给予豁免的条件进行及/或按照《上市规则》的规定获得乙方（即中国中煤能源股份有限公司）独立股东在股东大会上的事先批准及/或遵守《上市规则》有关关连交易或持续性关连交易的任何其它规定为先决条件。

7.2 若香港联交所的豁免是附条件的，则本协议应按所附条件履行。

7.3 在本协议有效期内，若本协议被裁定违反任何有关法规或香港联交所对本协议下某一项关连交易或持续性关连交易的豁免被收回、撤销或失效，或其他原因导致该项交易需要但未能符合不时生效的《上市规则》有关关连交易或持续性关连交易的要求，则本协议该项交易有关的履行中止。

7.4 在本协议有效期内任何时间，若本协议下的交易所涉及的有关财政年度累计交易总金额可能或预期会超越已公布的该年度的总金额上限(如适用)，双方同意乙方尽快通知香港联交所并履行《上市规则》下所有适用和必须履行的监管义务，包括根据《上市规则》召开乙方（即中国中煤能源股份有限公司）独立股东大会（如适用)对有关关连交易和重新厘定的年度金额上限寻求独立股东批准（如适用)。未满足所有有关监管规定前，双方同意尽力控制有关交易该年度总额不超过已公布的金额上限。否则，本协议下与该项交易有关的履行中止。

7.5 若本协议与所有各项交易有关的履行均按第 7.3 及/或 7.4 条中止，则本协议终止。

7.6 本协议任何一条款成为非法、无效或不可强制执行并不影响本协议其它条款的效力及可强制执行性。如本协议内的任何条款被裁定无效，但如作部分删除或削减可成为有效者，该条款可在作必要的删除或修订使之有效及有可强制执行性后仍可实施。

7.7 本协议的修订仅可经书面协议并经双方法定代表人或授权代表签字且须经双方采取适当的法人行动批准和符合并满足《上市规则》及有关适用法律法规的监管规定的前提下作出。

第八条　　通知

8.1 一方根据本协议规定作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人手递或挂号邮务发至另一方指定的地址，或传真至另一方指定的传真号码。通知被视为已有效作出的日期应按以下的规定确定：

8.1.1 专人交付的通知应在专人交付对方指定人士签收之日被视为有效；

8.1.2 以挂号邮务寄出的通知应在付邮(以邮戳日期为准)后第 5 天(若最后一天是星期六、日或法定节假日，则顺延至下一个工作日)被视为有效；

8.1.3 以传真形式发出的通知应被视作于传真完毕的时间作出。

双方通讯地址如下：

甲方：朔州市平朔路达铁路运输有限公司

住　所：[·]

邮　编：[·]

传　真：[·]

乙方：　中国中煤能源股份有限公司

住　所：北京市朝阳区黄寺大街 1 号

邮　编：100011

传　真：_

8.2 若一方更改其通讯地址，应尽快按本条规定书面通知另一方。

第九条　　适用法律和争议的解决

9.1 本协议应适用中国法律并应根据中国法律解释。

9.2 凡因本协议引起的或与本协议有关的任何争议，双方均应本着友好协商原则自行解决。如果协商在 30 天内未能取得双方可以接受的结果，任何一方均可向中国国际经济贸易仲裁委员会申请依该委员会的仲裁规则进行仲裁，仲裁裁决为终局裁决，对双方均有约束力。

第十条　　其他规定

10.1 本协议构成双方全部协议，并取代双方以前就该等事项而达成的全部口头或书面的协议、合约、理解和通信。

10.2 本协议正本一式四份，双方各持两份，各份协议具有同等法律效力。

本协议由双方法定代表人或授权代表于文首注明日期在中国北京市签订，以昭信守。

（此页无正文）

甲方：朔州市平朔路达铁路运输有限公司（印章）

法定代表人或授权代表（签字）：

二00六年九月五日

乙方：中国中煤能源股份有限公司（印章）

法定代表人或授权代表（签字）：

二00六年九月五日

A8(n) a coke export agency framework agreement dated 5 September 2006 entered into between China Coal Energy Company Limited (the "Company") and ChinaCoal Group (the "Agreement") in respect of the appointment of ChinaCoal Group as the non-exclusive export agent to perform coke export services for the Company for a term commencing from the date of the incorporation of the Company, 22 August 2006, to 31 December 2008, which is subject to renewal.

ChinaCoal Group agrees and is obliged to apply for coke export qualification and corresponding quotas pursuant to all applicable and prevailing laws and regulations of the PRC for the purpose of providing coke export service solely and exclusively for the Company during the term of this Agreement. The Company will independently apply for coke export qualification and quotas, the receipt of which shall automatically terminate this Agreement.

A8(o) a trademarks license framework agreement dated 5 September 2006 entered into between China Coal Energy Company Limited (the "Company") and ChinaCoal Group (the "Agreement") for the granting to the Company and its subsidiaries a non-exclusive license to use trademarks registered by ChinaCoal Group in the PRC, Japan, Hong Kong and Korea for a nominal fee of RMB 1 per year for an initial term of 10 years from the date of incorporation of the Company, 22 August 2006. The term of this Agreement may be renewed by one month prior written notice of the Company.

ChinaCoal Group agrees to grant a non-exclusive license of the trademarks as listed in this Agreement (the "Trademarks") to the Company and its subsidiaries. The Company is entitled to use the Trademarks until the parties of this Agreement agree to terminate the use of the Trademarks or the Company ceases to engage the businesses involving the use of such Trademarks, which is earlier. Under this Agreement, the Company is not permitted to sub-license the use of such Trademarks to any third party without the prior written consent of ChinaCoal Group. Meanwhile, China Coal Group and its holding company or subsidiaries remain entitled to use the Trademarks. ChinaCoal Group agrees to maintain and extend the registration of the Trademarks during the term of the license. ChinaCoal Group has also agreed to apply for the registration of additional trademarks or, at the Company's reasonable request, the registration of the Trademarks in other jurisdictions.

A8(p) a restructuring agreement entered into between China Coal Energy Company Limited (the "Company") and ChinaCoal Group (the "Agreement") on 5 September 2006 in respect of the arrangement that the transfer of the businesses, assets, liability and interests by ChinaCoal Group as capital injection to the Company for the purpose of the incorporation of the Company (the "Restructuring"). The content of this Agreement is set forth as below:

Article 1 ----- Definition
Article 2 ----- General Provision regarding Restructuring
Article 3 ----- Capital Injection by ChinaCoal Group
Article 4 ------ Representations and Warranties by ChinaCoal
Article 5 ------ Implementation of Restructuring
Article 6 ------ Indemnification

RECEIVED
2007 MAR 13 A 11:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Article 7 ------ Taxes
Article 8 ------ Survival
Article 9 ------ Governing Law and Dispute Resolution
Article 10 ---- Public Announcement
Article 11 ---- Notice
Article 12 ---- Entire Agreement
Article 13 ---- Conflicting Agreements or Documents
Article 14 ---- No Assignment
Article 15 ---- Severability
Article 16 ---- No Waiver
Article 17 ---- Counterparts
Article 18 ---- Execution
Article 19 ---- Appendices
Article 20 ---- Amendments
Article 21 ---- Expenses

In addition, under this Agreement, ChinaCoal Group has made various representations and warranties in relation to the businesses, assets, liabilities and interests transferred to the Company under the Restructuring, and has agreed to be responsible for all liabilities associated with such transferred businesses, assets, liabilities and interests incurred before the Restructuring. ChinaCoal Group has also agreed to indemnify the Company against claims, losses or expenses incurred by the Company in connection with or arising from, among other things:

- Any breach of any provision of the Agreement on the part of ChinaCoal Group or its subsidiaries (excluding the Company);
- The businesses, assets, liabilities and interests retained or held by ChinaCoal Group following the Restructuring;
- Any rights and interests in relation to all employees of the Company who were employed by ChinaCoal Group before the Restructuring for the period of their employment by ChinaCoal Group;
- Any title defect in respect of properties being acquired by the Company prior to the Restructuring;
- Any litigation or other claims against the Company that relate to event or circumstances occurring before the effective date of the Restructuring in relation to businesses, assets, liabilities and interests transferred to the Company under the Restructuring, except those that are disclosed and provided for in the audited financial statements.

A8(q) a non-competition agreement dated September 5 2006 entered into between China Coal Energy Company Limited (the "Company") and ChinaCoal Group (the "Agreement") pursuant to which ChinaCoal Group agreed not to compete with the Company in the core businesses of the Company and granted the Company options and pre-emptive right to acquire the businesses retained by ChinaCoal Group (the "Group Retained Businesses") and certain new businesses from ChinaCoal Group.

ChinaCoal Group has undertaken in this Agreement that, other than the Group Retained Businesses as defined in the Agreement, during the term of this Agreement, ChinaCoal Group will not compete with the Company, directly or indirectly, whether on its own or jointly with other entities in any activities or businesses which directly

or indirectly competes with the core businesses of the Company, whether inside or outside the PRC. ChinaCoal Group has also undertaken to procure that any other company in which ChinaCoal Group is a controlling shareholder (as defined in the Hong Kong Listing Rules) will not compete with the Company. In addition, ChinaCoal Group has undertaken that the Group Retained Businesses do not generally compete with the core businesses of the Company as some of the Group Retained Businesses are still currently under restructuring or development.

RECEIVED
2007 MAR 13 A 11:54
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

中国中煤能源集团公司

与

中国中煤能源股份有限公司

焦炭出口委托代理框架协议

二OO六年九月五日

焦炭出口委托代理框架协议

本协议由以下双方于2006年9月5日在中华人民共和国(以下简称"中国")北京签订：

甲方：中国中煤能源集团公司

企业法人营业执照注册号：1000001000085

住所：北京市朝阳区黄寺大街1号

法定代表人：经天亮

乙方：中国中煤能源股份有限公司

企业法人营业执照注册号：1000001004047

住所：北京市朝阳区黄寺大街1号

法定代表人：经天亮

鉴于：

1、 甲方系依据中国法律设立的全民所有制企业，拥有中国商务部认可的焦炭出口资格及相应焦炭出口配额。

2、 甲方获国务院国有资产监督管理委员会批准进行资产重组，作为发起人独家发起设立乙方，将含焦炭生产经营业务和资产投入乙方。

3、 乙方于2006年8月22日成立，拟在境外公开发行股票，并将该等股票在境外上市。

4、 在本协议签订之日，甲方拥有乙方100%的股权；在乙方公开发行股票和境外上市完成后，甲方将继续为乙方的控股股东。

5、 乙方拟委托甲方对其焦炭产品出口业务无偿提供出口代理服务。

基于以上所述，根据《中华人民共和国合同法》、《中华人民共和国对外贸易法》等相关法律、法规的规定，为明确甲方与乙方的权利义务关系，以上双方经过友好协商，签订本协议。具体内容如下：

第一条 协议主体

1.1 如适用或除非文意另有所指外，本协议所指甲方为甲方及/或其不时之联系人（“联系人”的定义与不时生效的《香港联合交易所有限公司证券上市规则》（以下简称“《上市规则》”）中的“联系人”的定义相同）。

1.2 如适用或除非文意另有所指外，本协议所指乙方为乙方及/或其附属公司（“附属公司”的定义与《上市规则》中“附属公司”的涵义相同）。

第二条 定义

2.1 除非上下文中另有规定，下述措词在本协议中应有下述含义：

香港联交所:	指香港联合交易所有限公司。
焦炭出口代理	指甲方根据焦炭出口许可证管理制度和外贸代理制度的规定，应乙方得委托，代表乙方与乙方选定的境外买方就焦炭出口合同进行协商和谈判、代表乙方签订焦炭出口合同、申请出口许可证、收汇及其他乙方不时向甲方提出要求的相关事务。
不可抗力事件:	指受影响一方不能合理控制的、无法预料或即使可预料到也不可避免且无法克服，并于本协议签订日之后出现的，使该方对本协议全部或部分的履行在客观上成为不可能或不实际(包括但不限于花费合理金额仍无法履行)的任何事件。此等事件包括但不限于任何政府机构行为（无论有效或无效）、火灾、水灾、风暴、暴乱、爆炸、自然灾害、战争、破坏活动、劳工问题（包括停工、罢工和怠工）以及法院禁令或裁定。

2.2 除非本协议另有规定，在本协议中：

2.2.1 一方包括其继承者。

2.2.2 甲方、乙方单称“一方”，合称“双方”。

2.2.3 各条款之标题仅为方便查阅而设，不具法律效力或影响本协议的解释。

第三条 出口代理服务

3.1 双方同意，乙方若需要向境外出口其所生产或者采购的焦炭产品，可以委托甲方按照本协议的条款为其提供所需要和指定的出口代理服务。

3.2 对于乙方而言，上述第 3.1 条下的出口代理是非独家性质的，甲方向乙方提供的出口代理服务条款应与其他同样具备焦炭出口资格并获得出口配额的出口代理商向乙方提供的出口代理资质和服务条款相同或者更为优惠。如果同样具备焦炭出口资格并获得出口配额的第三方能按照本协议下乙方认为优于甲方的资质和条件，提供相似服务，则乙方有权委托该第三方提供出口代理服务。

3.3 对于甲方而言，上述第 3.1 条下的出口代理是独家性质的。在本协议期内，甲方有义务按照所有适用且不时生效的法律法规按时申请焦炭出口资格以及相应的焦炭出口配额并将该等配额全部用于乙方按照本协议不时委托其进行的出口代理。

第四条 具体执行合同

4.1 为顺利执行本协议，乙方可就出口焦炭的品名、数量、品质规格以及外来杂物要求以及乙方焦炭产品出口的需求等，确定年度或批次焦炭产品出口计划，以及在本协议期内不时按其所需与甲方可另行订立具体合同或实施细则，订立后的具体协议或实施细则不应违反本协议的约定。

4.2 甲方邀请乙方参与必要的国际市场研讨和对外销售工作，并对出口价格和数量提出建议供乙方参考。甲方应及时向乙方提供有关焦炭产品出口的国际市场行情，通报国际市场动态和价格动态。

4.3 乙方有权选定其出口焦炭产品的境外买方，并确定每批次出口焦炭产品的品名、数量、品质规格和销售价格及其他具体安排。

4.4 甲方向乙方提供的出口代理服务包括负责代表乙方与乙方选定的境外买方就焦炭出口合同进行协商和谈判、代表有关乙方焦炭出口单位签订焦炭出口合同、申请出口许可证及其他乙方不时向甲方提出要求的相关事务。

4.5 乙方经甲方邀请，可参加对境外买方的商务谈判。焦炭出口签署合同之前甲方应通告乙方并与乙方商定焦炭出口合同的具体条款。甲方须在出口合同中明确乙方焦炭产品出口单位作为该合同的实际执行方。

4.6 甲方代理乙方与境外买方之焦炭出口合同一经订立即通知乙方按船期及焦炭出口合同的条款提前备货。乙方应及时向甲方提供委托代理出口焦炭产品的规格、品质、数量和货物装运等详细资料。

4.7 货物到港后，以船次和指定日期内由国家规定的口岸商检部门进行检验，检验结果作为货物装船、放行依据。

4.8 货物装船后，以口岸商检部门商检结果为最终品质及结汇依据。如甲方与境外买方签订焦炭出口合同规定的商品检验标准与本条款不同，则以甲方与境外买方签订焦炭出口合同规定的检验方式和商品检验部门出具的检验证书为准。如甲方与境外买方系通过仲裁检验方式完成的焦炭品质检验，则以仲裁检验结果为准。

4.9 乙方保证由甲方进行出口代理的焦炭产品的质量符合与境外买方订立的协议指标要求。

第五条 代理费及其他费用

5.1 甲方同意免费向乙方提供本协议下的出口代理服务，不向乙方收取代理费。

5.2 乙方焦炭出口单位依据焦炭出口合同的约定最终承担该合同下约定应由焦炭产品出口方承担的各项费用。

第六条 协议期限

6.1 本协议经双方法定代表人或授权代表签字并加盖公章后，有效期追溯自乙方依法设立之日起至（除本协议另有规定外）2008 年 12 月 31 日止。

6.2 于上述期限届满日之前六个月内，在符合《上市规则》和有关适用法律法规的前提下，乙方有权选择续展本协议之期限，甲方不得拒绝。但乙方任何关于续展本协议的决定均应以书面形式通知甲方。

6.3 如果在本协议有效期内的任何时候，乙方获得中国商务部认可的焦炭出口资格及相应焦炭出口配额，则自乙方获得该等资格和配额之日起本协议自动终止。

第七条 双方的陈述和保证

7.1 双方均根据中国法律正式注册成立、有效存在。

7.2 双方已采取一切所需行动，以及（除本协议另有明确规定外）取得签订本协议所需的一切同意书、批文、授权和许可。本协议的签订，不会违反(i)各方的公司章程，(ii)各方的其它任何协议或义务，或(iii)任何中国或其它有关的地域的现行法律、法规或法令。其在本协议上签字的代表已被授予全权签署本协议。

7.3 双方均承诺促使其各自下属企业从事一切需要从事（或不从事一切不应该从事）的行为或事项以使其能够适当地履行其在本协议中的义务。如任何一方在本协议期限内任何时间要求另一方的任何下属企业就该下属企业对有关本协议的执行和在本协议约定的前提下另行签署一份具体执行或补充协议，双方保证促使有关的下属企业和另一方就所要求的形式签署该协议。

7.4 甲方进一步承诺：在本协议有效期间，甲方持有并继续保有合法有效的焦炭出口资格和配额，并确保其焦炭出口资格和配额不因甲方或其下属企业（不含乙方）原因丧失或减少并尽最大努力使每年申请获得的焦炭出口配额最大化。

第八条 合同履行、变更和终止

8.1 若本协议项下的任何交易构成《上市规则》所述之关连交易或持续性关连交易，且根据《上市规则》该等交易需在获得香港联交所豁免或乙方（即中国中煤能源股份有限公司）独立股东的事先批准及/或遵守《上市规则》有关关连交易或持续性关连交易的任何其它规定后方可进行，则本协议与该等交易有关的履行以按照香港联交所给予豁免的条件进行及/或按照《上市规则》的规定获得乙方（即中国中煤能源股份有限公司）独立股东在股东大会上的事先批准及/或遵守《上市规则》有关关连交易或持续性关连交易的任何其它规定为先决条件。

8.2 若香港联交所的豁免是附条件的，则本协议应按所附条件履行。

8.3 在本协议有效期内，若香港联交所对本协议下某一项关连交易或持续性关连交易的豁免被收回、撤销或失效，或其他原因导致该项交易需要但未能符合不时生效的《上市规则》有关关连交易或持续性关连交易的要求，则本协议下与该项交易有关的履行中止。

8.4 在本协议有效期内任何时间，若本协议下的交易所涉及的有关财政年度累

计交易总金额可能或预期会超越乙方已公布的该年度的相关交易总金额上限(如适用)，双方同意乙方尽快通知香港联交所并履行《上市规则》下所有适用和必须履行的监管义务，包括根据《上市规则》召开乙方（即中国中煤能源股份有限公司)独立股东大会对有关持续性关连交易和重新厘定的年度金额上限寻求独立股东批准（如适用)。未满足所有有关监管规定前，双方同意尽力控制有关交易额不超过已公布的该年度总金额上限。否则，本协议下与该项交易有关的履行中止。

8.5 若本协议与所有各项交易有关的履行均按第 8.3 及/或 8.4 条中止，则本协议终止。

8.6 本协议任何一条款成为非法、无效或不可强制执行并不影响本协议其它条款的效力及可强制执行性。如本协议内的任何条款被裁定无效，但如作部分删除或削减可成为有效者，该条款可在作必要的删除或修订使之有效及有可强制执行性后仍可实施。

8.7 本协议的修订仅可经书面协议并经双方授权代表签字且须经双方采取适当的法人行动批准和符合并满足《上市规则》及有关适用法律法规的监管规定的前提下作出。

第九条 公告

任何一方未经另一方事先书面同意，不得作出与本协议事项有关的任何公告，但根据中国法律或中国证监会、香港联交所、香港证券及期货事务监察委员会或任何其他相关的规定作出公告的除外。

第十条 不可抗力

10.1 如果本协议任何一方因受不可抗力事件的任何事件影响而未能履行其在本协议下的全部或部分义务，该义务的履行在不可抗力事件妨碍其履行期间应予中止。

10.2 由于不能预见并且对其发生和后果不能防止或避免的不可抗力事件，致使直接影响本协议的履行或者不能按约定的条件履行时，遇有上述不可抗力事件的一方，应将事件情况尽可能在最短的时间内以通知书形式通知对方，并应在 15 天内，提供事件详情及本协议不能履行或者部分不能履行，或者需要延期履行的理由的有效证明文件。声称不可抗力事件导致其对本协议的履行在客观上成为不可能或不实际的一方，有责任尽一切合理的努力消除或减轻此等不可抗力事件的影响。

10.3 不可抗力事件发生时，双方应立即通过友好协商决定如何执行本协议。按照不可抗力事件对履行协议影响的程度，由双方协商决定是否解除本协议，或者部分免除履行本协议的责任，或者延期履行本协议。

第十一条　通知

11.1 一方根据本协议规定作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人手递或挂号邮件发至另一方指定的地址，或传真至另一方指定的传真号码。通知被视为已有效作出的日期应按以下的规定确定：

11.1.1 专人交付的通知应在专人交付对方指定人士签收之日被视为有效；

11.1.2 以挂号邮件寄出的通知应在付邮(以邮戳日期为准)后第5天(若最后一天是星期六、日或法定节假日，则顺延至下一个工作日)被视为有效；

11.1.3 以传真形式发出的通知应被视作于传真完毕的时间作出。双方通讯地址如下：

致甲方：中国中煤能源集团公司

住　所：北京市朝阳区黄寺大街1号

邮　编：100011

传　真：010－82256251

致乙方：中国中煤能源股份有限公司

住　所：北京市朝阳区黄寺大街1号

邮　编：100011

传　真：

11.2 若一方更改其通讯地址，应尽快按本条规定书面通知另一方。

第十二条　适用的法律和争议的解决

12.1 本协议应适用中国法律并应根据中国法律解释。

12.2 凡因本协议引起的或与本协议有关的任何争议，双方均应本着友好协商原

则自行解决。如果协商在30天内未能取得双方可以接受的结果，任何一方均可向中国国际经济贸易仲裁委员会申请依该委员会的仲裁规则进行仲裁，仲裁裁决为终局裁决，对双方均有约束力。

第十三条　出口合同纠纷

13.1 由于境外买方原因导致货款不能及时回收，甲方应予以催收并及时通知乙方商讨解决问题的方案。

13.2 焦炭出口合同如出现纠纷，乙方有权决定是以自己名义对境外买方提出仲裁或诉讼还是委托甲方以甲方名义对境外买方提出仲裁或诉讼。如果委托甲方提出该等仲裁或诉讼，甲方不应拒绝。

13.3 如果甲方受乙方委托以甲方名义按焦炭出口合同的规定对境外买方提出仲裁或诉讼，乙方同意并承诺向甲方提交必要的佐证资料和证物、提供费用及协助并承担由此产生的损失或利益，不得向甲方要求赔偿或要求分担理赔费用。

13.4 境外买方向甲方提出仲裁或诉讼时，甲方应按本协议和焦炭出口合同的规定对外应诉，并将进展情况及时通知乙方，乙方有义务协助甲方搜集证据，并以负责全部应诉费用等方式支持甲方依法对外应诉。

第十四条　其他

14.1 双方同意按照中国有关法律的规定分别承担一切因签订本协议而产生的有关费用和开支。如没有法律规定者，则由双方平均分配。

14.2 除非取得本协议一方的事先书面同意，本协议的另一方不得转让其在本协议项下的权利和义务。

14.3 本协议和本协议提及的有关文件，应构成协议双方就所述一切事宜之整体协议和理解，并应取代双方对本协议所述一切有关事宜的所有先前口头或书面协议、合约、理解和通信。

14.4 除非另有规定，一方未行使或延迟行使其在本协议项下的权利、权力或特权并不构成对这些权利、权力或特权的放弃，而单一或部分行使这些权利、权力或特权并不排斥任何其它权利、权力或特权的行使。

14.5 本协议附件（若有）是本协议不可分割的组成部分，并与本协议具有同等约束力。

14.6 本协议正本一式八份，双方各持四份，各份协议具有同等法律效力。

本协议由双方法定代表人或授权代表于文首注明日期在中国北京市签订，以昭信守。

（此页无正文）



甲方：中国中煤能源集团公司（印章）

法定代表人或授权代表（签字）：

二00六年九月五日



乙方：中国中煤能源股份有限公司（印章）

法定代表人或授权代表（签字）：

二00六年九月五日

RECEIVED
2007 MAR 13 A 11:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

中国中煤能源集团公司

与

中国中煤能源股份有限公司

商标使用许可框架协议

二OO六年九月五日

商标使用许可框架协议

本协议由以下双方于2006年9月5日在中华人民共和国(以下简称"中国")北京签订：

甲方：中国中煤能源集团公司

企业法人营业执照注册号：1000001000085

住所：北京市朝阳区黄寺大街1号

法定代表人：经天亮

乙方：中国中煤能源股份有限公司

企业法人营业执照注册号：1000001004047

住所：北京市朝阳区黄寺大街1号

法定代表人：经天亮

本协议中，甲方、乙方单称"一方"，合称"双方"。

鉴于：

1、 甲方系依据中国法律设立的全民所有制企业。

2、 乙方系甲方经国务院国有资产监督管理委员会批准进行资产重组，作为发起人独家发起设立之股份公司。乙方于2006年8月22日成立，拟在境外公开发行股票，并将该等股票在境外上市，包括在香港联合交易所有限公司（以下简称"香港联交所"）。

3、 在本协议签订之日，甲方拥有乙方100%的股权，在全球募股完成后，甲方将继续为乙方的控股股东。

4、 甲方拥有本协议项下的商标的所有权，乙方（附属公司的定义与香港联交所上市规则中附属公司的定义相同）在其业务经营过程中，需要使用该等商标。基于甲乙双方的关联性，甲方和乙方拟通过本协议规范乙方使用甲方该等商标事宜。

为此，甲乙双方根据《中华人民共和国合同法》、《中华人民共和国商标法》以及其他相关法律法规的规定，经友好协商，达成本协议。

第一条 协议主体

1.1 如适用或除非文意另有所指外，本协议所指乙方为乙方及/或其附属公司（“附属公司”的定义与《上市规则》中“附属公司”的涵义相同）。

第二条 商标及许可

2.1 本协议项下的商标是指截至本协议签署时，甲方在中华人民共和国境内外已经注册和已经申请注册的商标，该等商标的详情列于本协议附录(以下统称"许可商标")。

2.2 甲方许可乙方于中华人民共和国境内外在许可商标登记注册的类别范围内，在本协议的有效期限内依照本协议规定使用许可商标。

2.3 甲方有权自用或许可其附属公司使用许可商标。

第三条 期限

3.1 本协议经双方授权代表签章并加盖公章后，有效期限自乙方依法成立之日（即2006年8月22日）起10年。

3.2 在本协议有效期届满一个月前，在符合有关法律法规及证券监管机构要求的情况下，经乙方书面通知甲方，本协议有效期将自动延长10年。以后延期按上述原则类推。

3.3 乙方可以使用任何一个或多个许可商标，直至双方达成协议的终止有关许可商标使用的日期，或直至乙方不再从事需使用有关许可商标的业务（以较早者为准）。但该款所述之终止，不影响本合同项下其他未终止使用的许可商标的许可使用。

第四条 费用

4.1 甲方同意乙方使用许可商标的许可使用费为人民币1元/年。

4.2 甲方须按照有关法律法规的规定自行缴纳维系许可商标有效性应缴纳的所有费用。除第4.1条约定的许可使用费外，乙方无须就使用许可商标向甲方支付其它任何费用。商标续展后，除双方另有协议外，甲方应按本协议

条件与条款继续授予乙方使用许可商标的权利。

4.3 在本协议有效期内，若甲方不依照本协议维持许可商标的有效性而缴纳费用及办理有关商标续展手续，乙方可自行办理商标续展手续，但甲方应向乙方提供一切协助（包括但不限于签署有关文件），并补偿乙方因此而产生的所有费用。

第五条 双方的权利和义务

5.1 甲方的权利：

5.1.1 甲方有权在中华人民共和国境内外于许可商标登记注册类别范围内使用许可商标；

5.1.2 甲方有权要求乙方依本协议约定使用许可商标；

5.1.3 甲方有权许可其全资子公司及参控股公司使用许可商标。

5.2 甲方的义务：

5.2.1 甲方承诺并保证在本协议项下商标许可的合法性及有效性，并保证不会作出有意损害该等合法性及有效性的行动。如果因许可商标侵犯第三者的知识产权或其他权益导致第三人对乙方提起索赔、诉讼，并给乙方造成实际经济损失的，甲方应予赔偿，但由于乙方违反本协议规定而造成的损失除外；

5.2.2 甲方保证在本协议有效期内，按时向有关机关缴纳维系许可商标有效性的费用；负责保持许可商标的注册状况，不放弃续展注册，不申请注销；并依据乙方的合理要求，增加许可商标注册类别；或在乙方合理要求的国家和地区注册登记许可商标。上述有关注册费用及维持商标有效性的费用由甲方承担；

5.2.3 对于许可商标中的已申请注册但未授权的商标，甲方保证不撤回/撤销商标申请；在甲方收到有关该等商标的任何商标局授权文件后3日内，向乙方提供相应授权文件复印件。

5.2.4 本协议签订后，甲方负责依法向中华人民共和国境内外的商标管理机关办理本协议项下的注册商标使用许可所需的备案手续；

5.2.5 根据乙方要求或许可商标保护需要，甲方应向国家或境外有关机构就有关许可商标申请保护；

5.2.6 发生许可商标被第三方侵权的情形时，甲方应当及时书面通知（“该等通知”）乙方，并向有权部门投诉或起诉或采取其他法律行动，并应承担相关费用。若甲方未按本协议的规定向乙方发出该等通知，则乙方才可自费采取一切所需的行动禁止该等侵

权。甲方应赔偿乙方因上述行动而支出的费用；

5.2.7 甲方应当负责监督使用许可商标的商品和/或服务的质量，如其经营行为影响许可商标的信誉等应及时纠正。

5.3 乙方的权利：

5.3.1 乙方有权按照本协议之规定依商标注册类别在其生产的商品上、提供的服务以及文件资料（包括但不限于招股文件、公文稿纸、宣传推广材料、通过各种媒体投放的广告）中使用许可商标的全部或一部分；

5.3.2 乙方有权要求甲方履行其在本协议项下的所有义务(包括及时办理商标续展登记手续等)。

5.4 乙方的义务：

5.4.1 未经甲方书面同意，乙方不得许可任何第三方使用或向任何第三方转让许可商标的使用权；

5.4.2 发生许可商标被第三方侵权或被指侵犯第三方权益等情形时，甲方负责向有关部门投诉或起诉或抗辩。如相关侵权事宜与乙方使用许可商标有关，则乙方应当协助甲方查明事实；

5.4.3 若甲方许可乙方使用的已申请但未授权的商标被商标局驳回，乙方应停止使用该商标。

5.4.4 乙方应当保证使用许可商标的商品和/或服务的质量。

第六条 双方的陈述和保证

6.1 双方均根据中国法律正式注册成立、有效存在。

6.2 双方已采取一切所需行动，以及（除本协议另有明确规定外）取得签订本协议所需的一切同意书、批文、授权和许可。本协议的签订，不会违反(i)各方的公司章程，(ii)各方的其它任何协议或义务，或(iii)任何中国或其它有关的国家或地域的现行法律、法规或法令。其在本协议上签字的代表已被授予全权签署本协议。

6.3 双方均承诺促使其各自下属企业从事一切需要从事（或不从事一切不应该从事）的行为或事项以使其能够适当地履行其在本协议中的义务。如任何一方在本协议期限内任何时间要求另一方的任何下属企业就该下属企业对有关本协议的执行和在本协议约定的前提下另行签署一份具体执行或补充协议，双方保证促使有关的下属企业和另一方就所要求的形式签署该协议。

第七条 本协议的变更及终止

7.1 若本协议项下的任何交易构成《上市规则》所述之关连交易或持续性关连交易，且根据《上市规则》该等交易需在获得香港联交所豁免或乙方（即中国中煤能源股份有限公司）独立股东的事先批准或遵守《上市规则》有关关连交易或持续性关连交易的任何其它规定后方可进行，则本协议与该等交易有关的履行以按照香港联交所给予豁免的条件进行及/或按照《上市规则》的规定获得乙方（即中国中煤能源股份有限公司）独立股东在股东大会上的事先批准及/或遵守《上市规则》有关关连交易或持续性关连交易的任何其它规定为先决条件。

7.2 若香港联交所的豁免是附条件的，则本协议应按所附条件履行。

7.3 在本协议有效期内，若香港联交所对本协议下某一项关连交易或持续性关连交易的豁免被收回、撤销或失效，或其他原因导致该项交易需要但未能符合不时生效的《上市规则》有关关连交易或持续性关连交易的要求，则本协议该项交易有关的履行中止。

7.4 在本协议有效期内任何时间，若本协议下的交易所涉及的有关财政年度累计交易总金额可能或预期会超越已公布的该年度的总金额上限(如适用)，双方同意乙方尽快通知香港联交所并履行《上市规则》下所有适用和必须履行的监管义务，包括根据《上市规则》召开乙方（即中国中煤能源股份有限公司）独立股东大会对有关关连交易和重新厘定的年度金额上限寻求独立股东批准（如适用)。未满足所有有关监管规定前，双方同意尽力控制有关交易该年度总额不超过已公布的金额上限。否则，本协议下与该项交易有关的履行中止。

7.5 若本协议与所有各项交易有关的履行均按第 7.3 及/或 7.4 条中止，则本协议终止。

7.6 本协议任何一条款成为非法、无效或不可强制执行并不影响本协议其它条款的效力及可强制执行性。如本协议内的任何条款被裁定无效，但如作部分删除或削减可成为有效者，该条款可在作必要的删除或修订使之有效及有可强制执行性后仍可实施。

7.7 本协议的修订仅可经书面协议并经双方授权代表签字且须经双方采取适当的法人行动批准和符合并满足《上市规则》及有关适用法律法规的监管规定的前提下作出。

第八条 违约责任

任何一方违反本协议，违约方应赔偿守约方因违约而遭受的损失，除非发生不可抗力或其他法定事由导致合同的履行成为不可能，守约方有权要求违约方实

际履行合同项下的义务。

第九条 不可抗力

9.1 如果本协议任何一方因受不可抗力事件(此等事件包括但不限于水灾、火灾、旱灾、台风、地震、其它自然灾害、罢工、骚动、暴乱及战争以及政府部门的作为及不作为)影响而未能履行其在本协议下的全部或部分义务，该义务的履行在不可抗力事件妨碍其履行期间应予中止。

9.2 声称受到不可抗力事件影响的一方应尽可能在最短的时间内通过书面形式将不可抗力事件的发生通知另一方，并在该不可抗力事件发生后十五日内向另一方提供关于此种不可抗力事件及其持续时间的适当证据。声称遭受不可抗力事件影响的一方，有责任尽一切合理的努力消除或减轻此等不可抗力事件的影响。

9.3 不可抗力事件发生时，双方应立即通过友好协商决定如何执行本协议。不可抗力事件或其影响终止或消除后，双方须立即恢复履行各自在本协议项下的各项义务。

第十条 通知

10.1 一方根据本协议规定作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人手递或挂号邮件发至另一方指定的地址，或传真至另一方指定的传真号码。通知被视为已有效作出的日期应按以下的规定确定：

10.1.1 专人交付的通知应在专人交付对方指定人士签收之日被视为有效；

10.1.2 以挂号邮件寄出的通知应在付邮(以邮戳日期为准)后第 5 天(若最后一天是星期六、日或法定节假日，则顺延至下一个工作日)被视为有效；

10.1.3 以传真形式发出的通知应被视作于传真完毕的时间作出。

双方通讯地址如下：

甲方：中国中煤能源集团公司

住 所：北京市朝阳区黄寺大街 1 号

邮 编：100011

传 真：010－82256251

乙方：中国中煤能源股份有限公司

住 所：北京市朝阳区黄寺大街1号

邮 编：100011

传 真：

10.2 若一方更改其通讯地址，应尽快按本条规定书面通知另一方。

第十一条适用法律和争议的解决

11.1 本协议应适用中国法律并应根据中国法律解释。

11.2 凡因本协议引起的或与本协议有关的任何争议，双方均应本着友好协商原则自行解决。如果协商在 30 天内未能取得双方可以接受的结果，任何一方均可向中国国际经济贸易仲裁委员会申请依该委员会的仲裁规则在北京进行仲裁，仲裁裁决为终局裁决，对双方均有约束力。

第十二条其他

12.1 双方同意按照中国有关法律的规定分别承担一切因签订本协议而产生的有关费用和开支。如没有法律规定者，则由双方平均分配。

12.2 除非取得本协议一方的事先书面同意，本协议的另一方不得转让其在本协议项下的权利和义务。

12.3 本协议和本协议提及的有关文件，应构成协议双方就所述一切事宜之整体协议和理解，并应取代双方对本协议所述一切有关事宜的所有先前口头或书面协议、合约、理解和通信。

12.4 除非另有规定，一方未行使或延迟行使其在本协议项下的权利、权力或特权并不构成对这些权利、权力或特权的放弃，而单一或部分行使这些权利、权力或特权并不排斥任何其它权利、权力或特权的行使。

12.5 本协议附件（若有）是本协议不可分割的组成部分，并与本协议具有同等约束力。

12.6 本协议正本一式八份，双方各持四份，各份协议具有同等法律效力。

本协议由双方法定代表人或授权代表于文首注明日期在中国北京市签订，以昭信守。

（此页无正文）



甲方：中国中煤能源集团公司（印章）

法定代表人或授权代表（签字）

二00六年九月五日



乙方：中国中煤能源股份有限公司（印章）

法定代表人或授权代表（签字）

二00六年九月五日

附录一：许可使用商标清单

序号	商标注册人	商标名称(图形或文字)	注册地/申请地	权利状态	注册号/申请号	注册类别及商品	注册有效期限/申请时间	许可使用情况	质押情况	备注
1	中国煤炭工业进出口总公司	门大(文字加图形)	中国	已注册	1032391	第4类 煤炭、燃料	1997.06.21-2007.06.20	无	无	
2	中国煤炭工业进出口总公司	马兰(文字加图形)	中国	已注册	1032390	第4类 煤炭、燃料	1997.06.21-2007.06.20	无	无	
3	中国煤炭工业进出口总公司	蒋庄(文字加图形)	中国	已注册	1026497	第4类 煤炭、燃料	1997.06.14-2007.06.13	无	无	
4	中国煤炭工业进出口总公司	兴隆庄(文字加图形)	中国	已注册	1026498	第4类 煤炭、燃料	1997.06.14-2007.06.13	无	无	
5	中国煤炭工业进出口总公司	朱仙庄(文字加图形)	中国	已注册	1026500	第4类 煤炭、燃料	1997.06.14-2007.06.13	无	无	
6	中国煤炭工业进出口总公司	霍县(文字加图形)	中国	已注册	1050328	第4类 煤炭、燃料	1997.07.14-2007.07.13	无	无	
7	中国煤炭工业进出口总公司	东庞(图形加文字)	中国	已注册	1032379	第4类 煤炭、燃料	1997.06.21-2007.06.20	无	无	
8	中国煤炭工业进出口总公司	协庄	中国	已注册	1032380	第4类 煤炭、燃料	1997.06.21-2007.06.20	无	无	
9	中国煤炭工业进出口总公司	南屯(文字加图形)	中国	已注册	1032381	第4类 煤炭、燃料	1997.06.21-2007.06.20	无	无	
10	中国煤炭工业进出口总公司	西曲(文字加图形)	中国	已注册	1032382	第4类 煤炭、燃料	1997.06.21-2007.06.20	无	无	
11	中国煤炭工业进出口总公司	鲍店(文字加图形)	中国	已注册	1032384	第4类 煤炭、燃料	1997.06.21-2007.06.20	无	无	
12	中国煤炭工业进出口总公司	柴里(文字加图形)	中国	已注册	1032385	第4类 煤炭、燃料	1997.06.21-2007.06.20	无	无	
13	中国煤炭工业进出口总公司	田陈(文字加图形)	中国	已注册	1032386	第4类 煤炭、燃料	1997.06.21-2007.06.20	无	无	

序号	商标注册人	商标名称(图形或文字)	注册地/申请地	权利状态	注册号/申请号	注册类别及商品	注册有效期限/申请时间	许可使用情况	质押情况	备注
14	中国煤炭工业进出口总公司	临涣(文字加图形)	中国	已注册	1032378	第4类 煤炭、燃料	1997.06.21-2007.06.20	无	无	
15	中国煤炭工业进出口总公司	芦苓(文字加图形)	中国	已注册	1032387	第4类 煤炭、燃料	1997.06.21-2007.06.20	无	无	
16	中国煤炭工业进出口总公司	镇城底(文字加图形)	中国	已注册	1032389	第4类 煤炭、燃料	1997.6.21-2007.6.20	无	无	
17	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333037	第1类	2004.10.28	无	无	
18	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333078	第2类	2004.10.28	无	无	
19	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333077	第3类	2004.10.28	无	无	
20	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333076	第4类	2004.10.28	无	无	
21	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333079	第5类	2004.10.28	无	无	
22	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333048	第6类	2004.10.28	无	无	
23	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333047	第7类	2004.10.28	无	无	
24	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333046	第8类	2004.10.28	无	无	
25	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333036	第9类	2004.10.28	无	无	
26	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333057	第10类	2004.10.28	无	无	
27	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333038	第11类	2004.10.28	无	无	
28	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333039	第12类	2004.10.28	无	无	
29	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333058	第13类	2004.10.28	无	无	

序号	商标注册人	商标名称(图形或文字)	注册地/申请地	权利状态	注册号/申请号	注册类别及商品	注册有效期限/申请时间	许可使用情况	质押情况	备注
30	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333060	第15类	2004.10.28	无	无	
31	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333041	第16类	2004.10.28	无	无	
32	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333061	第17类	2004.10.28	无	无	
33	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333062	第18类	2004.10.28	无	无	
34	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333034	第19类	2004.10.28	无	无	
35	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333042	第20类	2004.10.28	无	无	
36	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333043	第21类	2004.10.28	无	无	
37	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333063	第22类	2004.10.28	无	无	
38	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333064	第23类	2004.10.28	无	无	
39	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333053	第24类	2004.10.28	无	无	
40	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333054	第25类	2004.10.28	无	无	
41	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333055	第26类	2004.10.28	无	无	
42	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333056	第27类	2004.10.28	无	无	
43	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333044	第28类	2004.10.28	无	无	
44	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333045	第29类	2004.10.28	无	无	
45	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333052	第30类	2004.10.28	无	无	

序号	商标注册人	商标名称 (图形或文字)	注册地/申请地	权利状态	注册号/申请号	注册类别及商品	注册有效期限/申请时间	许可使用情况	质押情况	备注
46	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333066	第 31 类	2004.10.28	无	无	
47	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333065	第 32 类	2004.10.28	无	无	
48	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333068	第 33 类	2004.10.28	无	无	
49	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333067	第 34 类	2004.10.28	无	无	
50	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333071	第 35 类	2004.10.28	无	无	
51	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333070	第 36 类	2004.10.28	无	无	
52	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333051	第 37 类	2004.10.28	无	无	
53	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333069	第 38 类	2004.10.28	无	无	
54	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333040	第 39 类	2004.10.28	无	无	
55	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333049	第 49 类	2004.10.28	无	无	
56	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333072	第 41 类	2004.10.28	无	无	
57	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333050	第 42 类	2004.10.28	无	无	
58	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333074	第 44 类	2004.10.28	无	无	
59	中国中煤能源集团公司	中煤(图形加商标)	中国	申请已受理	4333073	第 45 类	2004.10.28	无	无	
60	中国煤炭工业进出口总公司	YULIN(图形加商标)	日本	已注册	4089864	4 燃料	1997.12.05-2007.12.05	无	无	
61	中国煤炭工业进出口总公司	KAILUAN(图形加商标)	日本	已注册	4089865	4 燃料	1997.12.05-2007.12.05	无	无	

序号	商标注册人	商标名称(图形或文字)	注册地/申请地	权利状态	注册号/申请号	注册类别及商品	注册有效期限/申请时间	许可使用情况	质押情况	备注
62	中国煤炭工业进出口总公司	DAANSHAN(图形加商标)	日本	已注册	4089866	4 燃料	1997.12.05-2007.12.05	无	无	
63	中国煤炭工业进出口总公司	XIQU(图形加商标)	日本	已注册	4089867	4 燃料	1997.12.05-2007.12.05	无	无	
64	中国煤炭工业进出口总公司	PINGSHUO(图形加商标)	日本	已注册	4089868	4 燃料	1997.12.05-2007.12.05	无	无	
65	中国煤炭工业进出口总公司	MALAN(图形加商标)	日本	已注册	4089869	4 燃料	1997.12.05-2007.12.05	无	无	
66	中国煤炭工业进出口总公司	DATONG(图形加商标)	日本	已注册	4089870	4 燃料	1997.12.05-2007.12.05	无	无	
67	中国煤炭工业进出口总公司	SHUANGYASHAN(图形加商标)	日本	已注册	4089871	4 燃料	1997.12.05-2007.12.05	无	无	
68	中国煤炭工业进出口总公司	HUANGLING(图形加商标)	日本	已注册	4089872	4 燃料	1997.12.05-2007.12.05	无	无	
69	中国煤炭工业进出口总公司	ZAOZHUANG(图形加商标)	日本	已注册	4089873	4 燃料	1997.12.05-2007.12.05	无	无	
70	中国煤炭工业进出口总公司	PINGDINGSHAN(图形加商标)	日本	已注册	4089874	4 燃料	1997.12.05-2007.12.05	无	无	
71	中国煤炭工业进出口总公司	HEBI(图形加商标)	日本	已注册	4089875	4 燃料	1997.12.05-2007.12.05	无	无	
72	中国煤炭工业进出口总公司	HUANBIE(图形加商标)	日本	已注册	4089876	4 燃料	1997.12.05-2007.12.05	无	无	
73	中国煤炭工业进出口总公司	WULAN(图形加商标)	日本	已注册	4089877	4 燃料	1997.12.05-2007.12.05	无	无	
74	中国煤炭工业进出口总公司	DONGPANG(图形加商标)	日本	已注册	4089878	4 燃料	1997.12.05-2007.12.05	无	无	
75	中国煤炭工业进出口总公司	ZHUXIANXHUANG(图形加商标)	日本	已注册	4089879	4 燃料	1997.12.05-2007.12.05	无	无	
76	中国煤炭工业进出口总公司	ZHENCHENGDI(图形加商标)	日本	已注册	4089880	4 燃料	1997.12.05-2007.12.05	无	无	
77	中国煤炭工业进出口总公司	XIEZHUANG(图形加商标)	日本	已注册	4089881	4 燃料	1997.12.05-2007.12.05	无	无	

序号	商标注册人	商标名称 (图形或文字)	注册地/申请地	权利状态	注册号/申请号	注册类别及商品	注册有效期限/申请时间	许可使用情况	质押情况	备注
78	中国煤炭工业进出口总公司	TAIXI(图形加商标)	日本	已注册	4089882	4 燃料	1997.12.05-2007.12.05	无	无	
79	中国煤炭工业进出口总公司	HEGANG(图形加商标)	日本	已注册	4089883	4 燃料	1997.12.05-2007.12.05	无	无	
80	中国煤炭工业进出口总公司	SHENMU(图形加商标)	日本	已注册	4089884	4 燃料	1997.12.05-2007.12.05	无	无	
81	中国煤炭工业进出口总公司	DONGTAN(图形加商标)	日本	已注册	4089885	4 燃料	1997.12.05-2007.12.05	无	无	
82	中国煤炭工业进出口总公司	JIANGZHUNANG(图形加商标)	日本	已注册	4089886	4 燃料	1997.12.05-2007.12.05	无	无	
83	中国煤炭工业进出口总公司	JIAOZUO(图形加商标)	日本	已注册	4089887	4 燃料	1997.12.05-2007.12.05	无	无	
84	中国煤炭工业进出口总公司	XINGLONGZHUANG(图形加商标)	日本	已注册	4089888	4 燃料	1997.12.05-2007.12.05	无	无	
85	中国煤炭工业进出口总公司	NANTUN(图形加商标)	日本	已注册	4089889	4 燃料	1997.12.05-2007.12.05	无	无	
86	中国煤炭工业进出口总公司	CHANGGOUYU(图形加商标)	日本	已注册	4089890	4 燃料	1997.12.05-2007.12.05	无	无	
87	中国煤炭工业进出口总公司	BAODIAN(图形加商标)	日本	已注册	4089891	4 燃料	1997.12.05-2007.12.05	无	无	
88	中国煤炭工业进出口总公司	QITAIHE(图形加商标)	韩国	已注册	381487	第 40 类	1997.11.11-2007.11.10	无	无	
89	中国煤炭工业进出口总公司	MENDA(图形加商标)	韩国	已注册	381488	第 40 类	1997.11.11-2007.11.10	无	无	
90	中国煤炭工业进出口总公司	DAANSHAN(图形加商标)	韩国	已注册	381489	第 40 类	1997.11.11-2007.11.10	无	无	
91	中国煤炭工业进出口总公司	CHANGGOUYU(图形加商标)	韩国	已注册	381490	第 40 类	1997.11.11-2007.11.10	无	无	
92	中国煤炭工业进出口总公司	JIAOZUO(图形加商标)	韩国	已注册	381491	第 40 类	1997.11.11-2007.11.10	无	无	
93	中国煤炭工业进出口总公司	TAIXI(图形加商标)	韩国	已注册	381492	第 40 类	1997.11.11-2007.11.10	无	无	

序号	商标注册人	商标名称 (图形或文字)	注册地/申请地	权利状态	注册号/申请号	注册类别及商品	注册有效期限/申请时间	许可使用情况	质押情况	备注
94	中国煤炭工业进出口总公司	HEGANG(图形加商标)	韩国	已注册	381493	第 40 类	1997.11.11-2007.11.10	无	无	
95	中国煤炭工业进出口总公司	KAILUAN(图形加商标)	韩国	已注册	381494	第 40 类	1997.11.11-2007.11.10	无	无	
96	中国煤炭工业进出口总公司	DONGPANG(图形加商标)	韩国	已注册	381495	第 40 类	1997.11.11-2007.11.10	无	无	
97	中国煤炭工业进出口总公司	PINGDINGSHAN(图形加商标)	韩国	已注册	381496	第 40 类	1997.11.11-2007.11.10	无	无	
98	中国煤炭工业进出口总公司	HEBI(图形加商标)	韩国	已注册	381497	第 40 类	1997.11.11-2007.11.10	无	无	
99	中国煤炭工业进出口总公司	SHUANGYASHAN(图形加商标)	韩国	已注册	381498	第 40 类	1997.11.11-2007.11.10	无	无	
100	中国煤炭工业进出口总公司	YULIN(图形加商标)	韩国	已注册	381499	第 40 类	1997.11.11-2007.11.10	无	无	
101	中国煤炭工业进出口总公司	WULAN(图形加商标)	韩国	已注册	381500	第 40 类	1997.11.11-2007.11.10	无	无	
102	中国煤炭工业进出口总公司	HUANGLING(图形加商标)	韩国	已注册	381501	第 40 类	1997.11.11-2007.11.10	无	无	
103	中国煤炭工业进出口总公司	SHENMU (图形加商标)	韩国	已注册	381502	第 40 类	1997.11.11-2007.11.10	无	无	
104	中国煤炭工业进出口总公司	JIANGZHUANG(图形加商标)	韩国	已注册	381503	第 40 类	1997.11.11-2007.11.10	无	无	
105	中国煤炭工业进出口总公司	XIEZHUANG(图形加商标)	韩国	已注册	381504	第 40 类	1997.11.11-2007.11.10	无	无	
106	中国煤炭工业进出口总公司	DONGTAN(图形加商标)	韩国	已注册	381505	第 40 类	1997.11.11-2007.11.10	无	无	
107	中国煤炭工业进出口总公司	XINGLONGZHUANG(图形加商标)	韩国	已注册	381506	第 40 类	1997.11.11-2007.11.10	无	无	
108	中国煤炭工业进出口总公司	NANTUN(图形加商标)	韩国	已注册	381507	第 40 类	1997.11.11-2007.11.10	无	无	
109	中国煤炭工业进出口总公司	PINGSHUO(图形加商标)	韩国	已注册	381508	第 40 类	1997.11.11-2007.11.10	无	无	

序号	商标注册人	商标名称 (图形或文字)	注册地/申请地	权利状态	注册号/申请号	注册类别及商品	注册有效期限/申请时间	许可使用情况	质押情况	备注
110	中国煤炭工业进出口总公司	BAODIAN(图形加商标)	韩国	已注册	381509	第40类	1997.11.11-2007.11.10	无	无	
111	中国煤炭工业进出口总公司	DATONG(图形加商标)	韩国	已注册	381510	第40类	1997.11.11-2007.11.10	无	无	
112	中国中煤能源集团公司	图形加 DATONG	香港	已注册	300489862	第4类 煤炭,焦炭,褐煤,粉煤,煤球	2005.09.06-2015.09.05	无	无	
113	中国中煤能源集团公司	图形加 PINGSHUO	香港	已注册	300489871	第4类 煤炭,焦炭,褐煤,粉煤,煤球	2005.09.06-2015.09.05	无	无	
114	中国中煤能源集团公司	图形加 SHENMU	香港	已注册	300489880	第4类 煤炭,焦炭,褐煤,粉煤,煤球	2005.09.06-2015.09.05	无	无	
115	中国中煤能源集团公司	图形加 YULIN	香港	已注册	300489853	第4类 煤炭,焦炭,褐煤,粉煤,煤球	2005.09.06-2015.09.05	无	无	

RECEIVED

中国中煤能源集团公司

与

中国中煤能源股份有限公司

重组协议

二〇〇六年九月

目 录

第一条 定义......2
第二条 重组的一般规定......4
第三条 中煤集团出资......5
第四条 中煤集团对中煤股份之声明和保证......7
第五条 重组之实施......8
第六条 赔偿责任......11
第七条 税费......13
第八条 持续有效......13
第九条 适用法律和争议的解决......14
第十条 公告......14
第十一条 通知......14
第十二条 完整协议......15
第十三条 冲突......15
第十四条 不得让与......15
第十五条 分割......15
第十六条 不放弃......15
第十七条 正本......15
第十八条 签署......16
第十九条 附件......16
第二十条 修订......16
第二十一条 费用......16
附件一：中煤集团的进一步声明和保证......18
附件二：重组批复......32
附件三：资产评估报告......33
附件四：审计报告......34
附件五：重组方案......35
附件六：注入资产及负债清单......36

重组协议

本重组协议（以下简称“本协议”）于2006年9月[·]日由下列双方在中华人民共和国（以下简称“中国”）北京市订立：

(1) 中国中煤能源集团公司（以下简称“**中煤集团**”），一家依据中国法律成立并有效存续的国有企业（企业法人营业执照注册号为100000100085号），其住所为北京市朝阳区黄寺大街1号。

(2) 中国中煤能源股份有限公司（以下简称“**中煤股份**”），一家由中煤集团依据中国法律独家发起设立的股份有限公司（企业法人营业执照注册号为1000001004047号），其住所为北京市朝阳区黄寺大街1号。

以下统称“双方”。

鉴于：

(1) 中煤集团经中华人民共和国国务院（以下简称“国务院”）批准独家发起设立中煤股份，中煤股份将在中国境外公开募集股份，包括向中国境外投资者发行在香港联合交易所有限公司（以下简称“香港联交所”）上市的“境外上市外资股”（以下简称“H股”）（以下简称“境外募股”）。为此，中煤集团进行本协议项下的重组。

(2) 中煤集团将其拥有的与煤炭生产、煤炭贸易、煤化工、煤机装备制造、相关工程技术服务等与煤炭主业密切相关业务的资产及负债，及相关的权益、权利及义务，包括其目前拥有的相关全资企业、控股企业、合营企业和参股企业的权益及相关债务（详见附件六）经评估注入中煤股份。中煤集团作为唯一发起人以发起设立方式于2006年8月22日设立中煤股份。

(3) 在本协议签订之日，中煤集团拥有中煤股份100%的股权。在境外募股完成之后，中煤集团将继续为中煤股份的控股股东。

(4) 为确保重组的内容和目的得到贯彻和落实，中煤集团和中煤股份同意订立本协议以对重组及其相关事宜作出适当安排。

为此，中煤集团和中煤股份经过友好协商，订立如下条款：

第一条　定义

1.1　除非本协议另有规定，下述用语在本协议内有下列含义：

重组	指中煤集团将相关资产作为出资发起设立中煤股份以及在此过程中与中煤股份订立本协议及相关协议和做出有关安排的过程。
重组方案	指中煤集团向国务院国资委申报的《关于中国中煤能源集团公司整体改制重组的方案》（参见附件五），已于 2006 年 2 月 24 日获得国务院国资委的批准（批文为国资改革[2006]176 号）。
重组批复	指涉及重组并列载于本协议附件二的同意、授权、批准、豁免及其它批复文件。
重组资产	指中煤集团注入中煤股份的并于第 3.2 条及附件六所列的与煤炭生产、煤炭贸易、煤化工、煤机装备制造和相关工程技术服务等业务有关的资产及负债。
中煤股份成立日	指中煤股份在国家工商行政管理总局注册登记并获发《企业法人营业执照》之日。
重组生效日	指中煤股份成立日。
重组完成日	指重组按重组文件实际完成的日期，但最迟不超过重组生效日起的第 180 日,除非本协议另有约定。
基准日	指审计基准日和评估基准日，即 2005 年 9 月 30 日。
财务报告	指中煤股份根据重组方案和重组协议就重组资产按照国家颁布的《企业会计制度》和企业会计准则编制的自 2002 年以来的财务报告（连同有关附件）。

未投入企业	指中煤集团未投入中煤股份，仍由中煤集团持有其权益的所属企业资产。
相关期间	指自基准日（不包括基准日当日）至重组生效日（包括重组生效日当日）的期间。
资产评估报告	指由中联资产评估有限公司编制的并经国务院国资委核准的以 2005 年 9 月 30 日为基准日的《中国中煤能源集团公司重组改制设立股份有限公司项目资产评估报告书》（中联评报字[2006]第 88 号）。（详见附件三）。
评估确认值	指经国务院国资委核准的、资产评估报告列载的由中煤集团注入中煤股份的重组资产在基准日的价值。
投入企业	指中煤集团拥有的通过重组注入中煤股份的全资企业、控股企业、合营企业和参股企业。
附属企业	作为重组资产进入中煤股份及由中煤股份直接或间接拥有的公司、企业或其他实体。
第三方	指除中煤集团、未投入企业、投入企业及中煤股份以外的其他公司、企业或实体。
审计报告	指普华永道中天会计师事务所有限公司于 2006 年 4 月 18 日对中煤股份 2002 年度、2003 年度及 2004 年度及截至 2005 年 9 月 30 日止 9 个月的财务报告出具的普华永道中天特审字[2006]第 198 号《审计报告》。（详见附件四）。
重组文件	指本协议、重组批复、重组方案、审计报告、资产评估报告及相关协议。
税费	指所有由国家和地方各级税收征管机关或国家和地

方政府征收的税项及费用或与之有关的款项，其中包括但不限于征收的所得税、增值税、营业税、资源税、消费税、契税、土地使用税、关税、印花税、矿产资源补偿费、矿权使用费、复垦费、绿化费、森林植被恢复费以及所有形式的额外或加征税费、滞纳金、扣除款项及预扣税，亦包括任何与税务有关的罚款、利息或其他付款。"税"一词亦应按此解释。

中国 指中华人民共和国，为方便表述，在本协议中，不包括香港特别行政区（以下简称"香港"）、澳门特别行政区和台湾地区。

联交所 指香港联合交易所有限公司。

人民币 指中国的法定货币，其基本单位为"元"。

1.2 除非本协议另有规定，在本协议中：

(1) 条款或附件即为本协议之条款或附件；

(2) 本协议应解释为可不时经本协议各方延期、修改、变更或补充的本协议；

(3) 条文及附件的标题只是为方便阅读而设置，不影响本协议文义的解释。

第二条 重组的一般规定

2.1 中煤股份在向国家工商行政管理总局注册登记后有效成立。中煤集团作为中煤股份的唯一发起人，其注入中煤股份的重组资产经折股后作为中煤股份的发起人股份由中煤集团持有。中煤集团和中煤股份同意并确认，重组资产的价值是根据中联资产评估有限公司对重组资产在基准日的评估值确定的，该评估值详细列示于《资产评估报告》,并经国务院国资委核准。

2.2 除非本协议另有约定外，自重组生效日起，中煤股份享有本协议第 3.2 条列明的重组资产项下的所有资产所有权、债权、权利和权益，承担本协议第 3.2 条列明的重组资产项下的所有负债、责任和义务。在相关期间，重组资产因正常经营活动而产生的除损益外的变动，包括但不限于任何资产、负债、权利、义务和责任由中煤股份享有和承担。为免疑义，在相关期间，中煤集团或者投入企业转让给中煤股份的与煤炭产业相关的资产及其相应的债务，应转移由中煤股份或者其附属企业享有和承担。

2.3 双方同意并确认，按重组文件的有关规定实施重组，并根据需要就重组签署相关协议或文件和/或从事下列行为：

(1) 除本协议另有规定外，根据重组文件的规定，合法、有效、完整地向中煤股份转让及交付重组资产；

(2) 就重组资产，依法完成有关的政府审批和变更登记手续；

(3) 就中煤股份与中煤集团之间的各类交易，签订各项协议；

(4) 根据重组文件的规定，完成其他重组事项。

第三条 中煤集团出资

3.1 中煤集团以其拥有的重组资产作为出资注入中煤股份。中煤集团向中煤股份注入重组资产的价值应以资产评估报告所载明的评估确认值为准。

3.2 在基准日，中煤集团注入中煤股份的重组资产包括：

(1) 附件六所列的中煤集团拥有的与煤炭产业有关的资产和负债。

(2) 中煤集团拥有的与附件六所列各投入企业有关的公司或企业业务记录、营运记录、营运数据、营运统计资料、说明书、维护手册、

董事、高级职员及员工资料、记录、培训手册，以及有关技术记录、技术资料、技术数据、技术图纸、技术手册、技术书籍及其他一切技术诀窍（无论是以文字书写的或保存在计算机或电脑硬盘或软件内的），中煤集团保证注入中煤股份的重组资产的完整性。

3.3 重组资产以及相关业务在相关期间产生的盈利或亏损，由中煤集团享有和承担。

3.4 在相关期间，重组资产若因亏损而相对于资产评估值发生净资产减少，中煤集团应当补足。

3.5 中煤集团确认，重组资产在基准日经中联资产评估有限公司评估和经国务院国资委核准，在资产评估报告中列明的资产评估值为：截至基准日，重组资产的资产总额为 2,278,023.72 万元人民币，负债总额为 1,095,368.4 万元人民币，净资产总额为 1,182,655.32 万元人民币。重组资产于重组生效日注入中煤股份，在重组完成日前分期办理完毕与交付重组资产相关的过户手续。

3.6 中煤集团确认，依据重组批复的批准，上述重组净资产总额按 67.64%的折股比率，折为每股面值人民币一元的内资股，作为中煤股份的股本总额，计 80 亿股。中煤股份于其成立日向中煤集团发行该等内资股并作为中煤股份的注册资本。前述发行的完成以中煤股份将中煤集团及其所持股份记载于中煤股份的公司章程及中煤股份注册登记的其他有关文件之中为标志。

3.7 中煤集团确认，中煤股份向中煤集团发行 80 亿股每股面值为人民币一元的内资股后，中煤股份即被视为已经完全履行其于本条项下的支付全部对价的义务。中煤集团在本协议项下无任何权利、权力要求中煤股份向其支付关于重组资产的任何其他对价。

3.8 对于中煤集团未注入中煤股份的资产、权利、权益、负债、义务及责任（包括潜在的债务和义务），除非中煤集团与中煤股份另有约定，在重组生效日后仍由中煤集团继续享有及承担，中煤股份不享有或承担任何权益或责任、义务。

3.9 中煤集团及中煤股份另行同意，除非双方另有约定，中煤集团对

在中煤股份成立后留在中煤集团或未进入中煤股份的员工及离退休员工承担全部责任（包括承担有关退休、养老及其他福利的责任）。

第四条　声明和保证

中煤集团向中煤股份作出附件一及以下声明和保证：于本协议签署日及截止重组生效日（如果有关重组资产在重组生效日未完成财产权转移手续或未取得有关同意的，则截止重组完成日）：

4.1　中煤集团及其投入企业均按中国法律合法成立并有效存续，具有充分的权力和授权拥有和经营其所属财产，从事其营业执照或其章程中所描述的业务。中煤集团有充分的权力和授权订立和履行本协议且本协议在签署日即成为一份合法、有效的协议。

4.2　中煤集团根据中国法律有权将其拥有的重组资产注入中煤股份；除双方另有约定外，重组资产在重组生效日以其现状合法、有效地注入及交付给中煤股份。中煤集团注入的重组资产的净资产值，不少于假设中煤股份已于基准日存在的重组资产的评估确认值。

4.3　除在招股书内披露及/或本协议另有规定外，在重组生效日，所有中煤集团订立和履行本协议、中煤集团注入重组资产以及将雇员转移至中煤股份所需的有关批准、许可、授权、同意、注册、登记等，均应已取得或完成；并且该等批准、许可、授权、同意、注册、登记等在本协议签署日、中煤股份成立日及重组完成日均为有效。

4.4　财务报告合法、真实、公允地反映了注入中煤股份的重组资产在财务报告期间的合并资产总值、净值及负债状况。

4.5　中煤集团及其投入企业没有任何严重违反法律法规的并可能导致中煤股份蒙受任何重大经济损失的行为。在相关期间至重组完成日，中煤集团将在其正常的经营活动中，根据以往惯常的方式经营、管理、使用和维护重组资产及相关业务。

4.6　中煤集团就出具审计报告及资产评估报告为目的向普华永道中天会计师事务所有限公司及中联资产评估有限公司提供的一切资料，在所

有重要方面均是真实、准确和完整的。除了财务报告已经披露的财务状况外，重组资产在重组生效日不存在其它或有负债和未知责任。

4.7 中煤集团及投入企业均不存在任何可能导致中煤股份蒙受任何重大经济损失的侵犯第三方的专利权、版权、专有技术、设计、商标、商誉或其他受法律保护的知识产权的行为。

4.8 如果中煤集团违反本协议第 4 条以及附件一内任何声明和保证而使中煤股份蒙受损失，中煤集团同意按照本协议第 6 条的规定向中煤股份作出赔偿。

4.9 中煤集团同意，本协议第 4 条以及附件一内声明和保证的每一项均相互独立并发生效力，并且该等效力不相互排斥或减损。此外，本协议没有任何规定可影响本协议第 4 条以及附件一内声明和保证任何条款是否适用或适用范围。

4.10 中煤集团同意，在本协议及相关协议项下的所有安排完成后，前述全部声明和保证仍应继续有效。本协议第 4 条以及附件一内声明和保证并不影响或损害相关协议项下列明的其他声明及保证。

4.11 除非中煤集团另行向中煤股份披露者外，本协议第 4 条以及附件一内中煤集团的声明和保证在本协议签署日、重组生效日以及重组完成日均是真实、准确、完整的。

第五条 重组之实施

5.1 对于本协议签订日之前应完成而未能完成及应在本协议签订日之后完成的与重组有关的工作和步骤，中煤集团和中煤股份同意密切合作，尽最大努力使这些工作和步骤于重组生效日后 180 日内（除非双方另有约定）完成，并且双方无需为该等合作向对方支付任何费用。

5.2 中煤集团与中煤股份同意采取一切必要措施以确保重组按本协议和重组文件的约定全面实施。对重组文件中未提及的重组须完成事项，双方将本着平等、公平和合理的原则，妥善处理。

5.3 在重组生效日后，中煤集团应根据重组方案，依法办理与重组资

产相关的企业注销（如有）及股权转让手续。双方同意，在中煤集团未办理完毕其相关法律手续前，中煤集团以其合理的谨慎，代理中煤股份经营管理该等企业。如重组资产项下的任何资产、权益或负债注入中煤股份前必须事先取得任何第三方的授权、批准、同意、许可、确认或豁免，而该等手续在重组生效日之前（含重组生效日当日）未能完成的，则除双方应按上述 5.1、5.2 条规定采取行动外，中煤集团应代表中煤股份并为中煤股份利益继续持有该等资产、权益和负债，直至该等资产、权益和负债可以按本协议的规定合法有效地、完全地注入中煤股份。

(1) 若任何必须取得的第三方授权、批准、同意、许可、确认或豁免直至重组生效日后 180 日仍未获取，则中煤股份可做出书面决定，该等重组资产、业务被视为未被重组注入；中煤集团须向中煤股份补偿由此导致的一切费用、损失和责任，包括但不限于中煤股份为获得相应代替资产、权益、业务需发生的一切费用和责任。

(2) 就本条所述尚未获得第三方授权、批准、同意、许可、确认或豁免的与重组资产、权益、义务有关的合同，中煤股份可以自行决定是否由中煤股份先行履行该等合约及义务。如果中煤股份已先行履行该等合约及义务，则可以要求中煤集团补偿中煤股份由此发生的一切费用。

中煤集团按照本条规定代表中煤股份并为其利益在重组生效日后继续持有有关资产、权益和负债期间，该等资产、权益和负债所引起的或与之有关一切权利、盈利及一切义务、损失及索赔（不包括中煤集团未履行其在本条中的义务而引起的义务、损失及索赔）由中煤股份享有或承担。

5.4 双方进一步约定，对于因重组应转入中煤股份但截止重组生效日（包括重组生效日当日）该等转让未取得相关贷款人同意的贷款，中煤集团承诺将为中煤股份的利益继续作为该等贷款的借款人，直到以下任一情况先发生：

(1) 该等贷款取得贷款人同意，转让给中煤股份，由中煤股份作为借款人；或

(2) 该等贷款获得清偿。中煤股份承担因该等贷款而向有关贷款人支付的本金、利息、费用、收费及其他一切付费。

5.5 为便于重组的实施，自重组生效日起，应中煤股份要求，中煤集团应继续为中煤股份与第三方之间的交易提供协助并促使中煤股份与第三方建立良好的业务关系。

5.6 中煤集团不应为提供上述任何协助而要求中煤股份支付任何酬金，但由此产生合理费用由中煤股份承担。

5.7 在重组实施过程中，对于双方之间的资产、负债的划分如有任何不明之处，将以资产评估报告及财务报告所载明的具体资产负债划分为准。如有需要，也可参考编制资产评估报告和财务报告时使用的资产负债调整计算公式及其他有关工作文件。

5.8 中煤集团应向中煤股份移交下列资料：

(1) 中煤股份正常经营所需的或与重组资产有关的业务记录、财务会计记录、营运记录、营运数据、营运统计资料、说明书、维护手册、培训手册以及有关技术记录，技术资料、技术数据、技术图纸、技术手册、技术书籍、研究与开发项目的资料及其他一切技术诀窍资料(无论是以文字书写的或保存于电脑、计算机内的或以任何其他方式保存的)；

(2) 如果该等资料移交未能在重组生效日之前（含重组生效日当日）完成，除双方应采取一切必要措施以促使该等移交尽早完成外，中煤集团应代表中煤股份并为中煤股份利益继续持有并遵循安全、保密的原则妥善保存该等资料直至该等资料合法地、完整地移交于中煤股份。

(3) 中煤集团持有并保存该等资料期间，中煤股份可无偿使用该等资料且中煤集团应为中煤股份的使用提供一切方便。如果该等资料因其特殊性质（如不可分割）而无法移交给中煤股份，中煤集团妥善保存该等资料并应中煤股份随时提出的要求，允许中煤股份免费查阅、复制或以其他方式使用。

5.9 中煤集团与中煤股份将依据不时签订的协议，在重组生效日后相互为对方提供房屋租赁、土地使用权租赁、综合原料、产品和服务互供、出口代理、煤炭及设备销售等服务。中煤股份除按签署的协议承担约定的义务外，不就该等协议的主题事宜承担其他责任。

5.10 中煤集团和中煤股份同意，如任何一方（以下称“实际受益人”）收到任何款项或因第三方的行动而成为受益人，而该款项按照本协议的规定是应由另一方（以下称“预期受益人”）收取或应授予预期受益人的，实际受益人就将该笔款项或收益转移给预期受益人，或与预期受益人进行协商，以其它的方法确保预期受益人收到该等款项或收益，或其等价物。

5.11 中煤集团在此承诺，按照其与中煤股份另行签署的《不竞争协议》，对其现有竞争业务及今后可能产生竞争的业务机会赋予中煤股份以优先交易及选择权、优先受让权和优先购买权。

5.12 本协议双方同意，就本协议中并未具体规定而为保障适当、全面实行重组及/或履行本协议规定而必须处理或解决的事项，采取真诚的态度协商，寻求一个公平及适当的安排，以解决有关事项，令本协议双方均感满意。

第六条 赔偿责任

6.1 中煤集团承诺向中煤股份赔偿：

(1) 与以下第 7 条所述税费有关的一切索赔、诉讼、损失、赔偿、付款、成本、费用和开支（上述合称“索赔”，以下条款中“索赔”含义与此处相同）；

(2) 与以下第 7 条中不应由中煤股份承担的税费及与该等税费相关的一切索赔；

(3) 与以下第 7 条中应由中煤集团承担的税费及与该等税费相关的一切索赔；

(4) 中煤股份因注入资产在重组生效日之前（含重组生效日）而

产生的或引起的任何索赔，但在会计报告中有所披露者及中煤股份已为索赔开支预算作筹措者除外；

(5) 在重组生效日当天或在该日之后，中煤股份因中煤集团在根据本协议第 5.3 款的规定代表中煤股份并以中煤股份的利益为前提的情况下履行任何合同时，因中煤集团过失或过错所产生或与此相关而发生的任何索赔。

(6) 在重组生效日之前、当日或之后，

a) 中煤股份因中煤集团未按会计报告、重组文件和本协议的规定将注入资产注入中煤股份而产生或与此相关而发生的任何索赔；

b) 中煤股份因中煤集团根据会计报告、重组文件和本协议的规定保留的资产、权益和负债而产生或与之相关而遭受的任何索赔；

c) 中煤股份因中煤集团将注入资产注入中煤股份而产生的或与此相关而发生的任何索赔；

d) 中煤股份因中煤集团违反本协议任何条款（包括但不限于第 4 条和附件一载明的中煤集团的进一步声明和保证）而遭受或产生的任何索赔。

6.2 中煤股份向中煤集团承诺赔偿因中煤股份违反本协议任何条款而使中煤集团遭受或产生的任何索赔。

6.3 第 6.1 款及第 6.2 款中提及的赔偿事项包括但不限于因解决任何索赔或执行该等索赔的判决或裁定而发生的或与此相关的一切付款、费用或开支。但是，因受偿方违反本协议而发生的或与此相关的一切诉讼、索赔、付款、费用和开支则不包括在本条规定的补偿范围内。

6.4 中煤集团及中煤股份任一方依据本条向另一方提出任何赔偿要求，均应采用书面形式，并应对与该索赔有关的事实及状况作出合理详尽的描述。

第七条　　税费

7.1　在不减损第 6 条规定的赔偿责任的前提下，中煤集团同意承担：

(1)　与拥有、管理、经营或运作重组资产有关的、在重组生效日之前（含重组生效日当日）产生的一切税费，包括但不限于中煤集团及其投入企业发生的，无论该税费是在重组生效日当天或在该日以前或以后征收或缴纳。但根据第 2.2 条的规定应由中煤股份承担的义务和责任（包括税费）仍由中煤股份承担。

(2)　一切与按重组文件的规定保留在中煤集团处、不注入中煤股份的资产、权益和负债及其相关业务有关的或因其而产生或发生的税费。

7.2　中煤集团同意中煤股份及其附属公司不承担因重组资产评估增值而产生的有关税费，但法律、法规或政府有关部门另有规定的除外。

7.3　因重组行为而产生的任何税费应根据法律、法规的规定由双方分别承担，法律、法规没有规定的，由中煤集团承担。

7.4　中煤股份将承担一切与重组资产及其相关业务有关的、在重组生效日之后（不含重组生效日）产生的税费，而不论该等税费是在何时征收或缴纳。

7.5　中煤集团和中煤股份应平均分担因订立本协议而产生的印花税。

7.6　如果中煤集团或中煤股份中任何一方实际缴纳的税费超出本协议 7.2、7.3、7.4 和 7.5 条规定的范围且属另一方应缴纳的范围，另一方应尽快给予该方补偿。

第八条　　持续有效

即使重组的安排已经完成，本协议内列载的声明、保证、承诺及赔偿应继续有效。

第九条　适用法律和争议的解决

9.1　本协议的订立和履行适用中国法律，并依据中国法律解释。

9.2　中煤集团和中煤股份之间产生于本协议或与本协议有关的争议，应首先通过友好协商的方式解决。如在争议发生之日起 60 日内不能通过协商解决该争议，任何一方有权向位于北京的中国国际经济贸易仲裁委员会按照该委员会当时有效的仲裁规则提请仲裁。

9.3　除有关争议的条款外，在争议的解决期间，不影响本协议其它条款的有效性或继续履行。

9.4　本协议部分条款依法或依本协议的规定终止效力或被宣告无效的，不影响本协议其它条款的效力。

第十条　公告

除按中国法律、法规或中煤股份股票上市地证券交易所或任何其他监管机构要求外，本协议任何一方在未获协议他方的事先书面同意前（有关同意不得被无理拒绝），不得发表或准许第三人发表任何与本协议有关的事宜或与本协议任何附带事宜有关的公告。因合法原因，有关文件已成为公开文件的除外。

第十一条　通知

任何在本协议下需要送达的通知必须以书面作出，并必须按本协议文首列载的地址或按协议一方不时向协议另一方书面指定的有关地址、电传、专用电报、电报或传真号码发送。

任何上述通知必须以专人送达或以邮递或以电报、电传、专用电报或传真发送。任何通知倘以专人送递，应在送达至本协议文首列明的地址并由各方指定的收件人签收视为收到；倘以邮递寄出，应于回执日期视为收到；倘以电报、专用电报或传真发出，应于取回发报回条时视为收到。

第十二条　完整协议

本协议为本协议双方就本协议有关事宜所达成的完整协议，并应取代所有此前双方之间就与本协议有关事宜达成的协定(不论是口头或书面)或谅解或其项下条款，但协议或谅解中与本协议不冲突或本协议没有明确规定的仍然适用或有效。

第十三条　冲突

倘若重组的规定及/或重组文件中的其他文件与本协议的任何条文之间出现任何明显的矛盾，在中国法律允许的情况下，在解释重组文件中其他文件的条文时应依据本协议的规定。

第十四条　不得让与

未得本协议对方事先书面同意，任何一方不得让与、或以其他方式转让其在本协议下的全部或任何权利、权益、责任或义务，本协议另有规定的除外。

第十五条　分割

如本协议所载任何一项或多项条文根据任何适用法律而在任何方面失效、变为不合法或不能强制执行，本协议所载其余条文的有效性、合法性及可强制执行性不得在任何形式下受到影响或减损。

第十六条　不放弃

除非法律法规另有规定，如任何一方不行使、或未能行使、或延迟行使其在本协议下或根据本协议而获赋予的任何权利、权力或补救行动，不构成该方放弃该等或任何其他权利、权力或补救行动。

第十七条　正本

本协议正本捌份，由中煤集团和中煤股份各执一份，其他各份报主管机关审批使用或备案，每份正本具有同等法律效力。

第十八条 签署

本协议自中煤集团的法定代表人或其授权代表与中煤股份的法定代表人或其授权代表签署之日起生效。

第十九条 附件

本协议附件构成本协议的组成部分，并与本协议具有同等法律效力。

第二十条 修订

本协议的修订必须由本协议双方以书面形式进行，并经本协议双方签字或盖章后生效。

第二十一条 费用

协议双方应各自承担其为商谈、草拟、签订及执行本协议而产生的一切费用和开支。

兹证明，本协议由下列各方于本协议文首日期订立，以昭信守。

（此页无正文）



中国中煤能源集团公司

法定代表人（或授权代表）（签字）：



中国中煤能源股份有限公司

法定代表人（或授权代表）（签字）：

附件一：中煤集团的进一步声明和保证

中煤集团作为中煤股份的唯一发起人，现就有关重组、中煤股份成立效力及重组资产在重组生效日（如果有关资产在中煤股份成立日未完成财产权转移手续或未取得有关同意的，则为重组完成日或者中煤集团和中煤股份另行书面约定的其他日期）的状况，在此向中煤股份作出如下声明、保证和承诺：

1. 一般事项

1.1 中煤集团系根据中国法律成立并存续的企业法人，具有占有、使用、收益和处分所属财产（包括注入中煤股份的重组资产）以及从事其营业执照或其章程列明的业务所需的权利和授权，并具有权利及能力订立及履行本协议项下的所有义务和责任。本协议一经签署即构成对其具有约束力的文件。

1.2 重组协议及其附件中所载资料均属真实、准确及完整，并无误导。

2. 股份资本

2.1 截至重组生效日（含重组生效日当日），除中煤集团以外，不存在任何第三方拥有中煤股份的任何股份、认股权或优先认购权。中煤集团没有在中煤股份股本上设置任何抵押、留置、保证或其他第三方权利。

2.2 截至重组生效日（含重组生效日当日），除本次境外发行外，不存在任何已生效的协议或安排，要求中煤股份发行或配售股份；中煤集团也未曾给予任何第三人要求中煤股份发行或配售股份的权利。

3. 资产

根据本协议明确规定将由中煤股份取得的重组资产：

3.1 在重组生效日前，中煤集团的重组资产为中煤集团及投入企业享有合法所有权并实际拥有的财产及权益。中煤集团及投入企业有权将其转让给中煤股份。除中煤集团已经向中煤股份做出披露者外，重组资产

并没有受任何留置权、按揭、抵押、租赁、许可权或第三者的权利所限制。向中煤股份转让重组资产所需的一切法律手续，包括但不限于政府批准和/或第三者批准均已有效获得，且没有被撤销。

3.2 不存在任何可能会对上述资产的价值或对中煤股份使用、转让、出售或以其他方式处置上述资产的能力造成重大不良的影响的情况。

3.3 除正常折旧及磨损外，在重组生效日当天，转移给中煤股份的厂房、机器、工具及其他设备（包括各种车辆及输水、供暖、供汽管道）、煤矿矿井、坑道、通风井及其他相关辅助设施均在良好的维修状况及操作状态，并经定期及适当保养。

3.4 重组资产由中煤集团依本协议移交后，即成为中煤股份及其附属企业拥有完全所有权的财产及权益，并由中煤股份及其附属企业实际拥有。

3.5 中煤集团有能力协助中煤股份及其附属企业取得与重组资产相关的文件，包括但不限于执照、批复及权证。

3.6 中煤股份拥有的资产足以使中煤股份全面有效地从事与重组资产相关的一切业务。此外，根据重组进入中煤股份的所有职工足够使中煤股份继续以现行方式或其他合法方式有效地经营注入中煤股份的一切业务。

3.7 就重组资产中，中煤集团注入中煤股份的矿业权（包括探矿权和采矿权），中煤集团保证该等矿业权已取得矿业权证书并通过履行充分且适当的法律手续，确保中煤股份获得注入矿业权在矿业权证载明期限内稳定的使用权。中煤集团承担为办理上述事宜所发生的或与之相关的费用、开支、索赔，并补偿中煤股份及其附属企业因上述矿业权证书未能办妥而遭受的任何损失（如有）。中煤集团承诺采取一切合理措施协助中煤股份获得探矿权证所载范围内煤矿的采矿权并确保采矿权证有效期能不时续展到采矿权证所载范围内煤层的全部商业可采期。中煤集团保证自中煤股份设立之日起 12 个月内将以折价入股方式注入中煤股份的采矿权的《采矿许可证》办至中煤股份或其附属企业名下，承担为办理该等事宜所发生的或与之相关的一切费用、开支、索赔，并赔偿中煤股份因此而遭受的任何损失、索赔。

4. 财务报告

4.1 在假定中煤股份自 2002 年 1 月 1 日起有效存续的前提下，财务报告（含附注）：

(1) 在各方面均真实、准确及完整，并公允地反映财务报告期间的财务状况，包括资产及负债；

(2) 系根据国家颁布的企业会计制度及企业会计准则，并在假设中煤股份自 2002 年 1 月 1 日起存在的前提下编制而成；

(3) 已根据国家颁布的企业会计制度及企业会计准则，就中煤股份直至相关期间止尚未清偿的所有负债及资本性负担（包括或然的、不能量化的或仍在争议中的负债）作出充足的拨备或预留或披露；

(4) 已根据包括在财务报告附注中列载的原则，就中煤股份将被确认的所有税费或就财务报告期间的可能需承担的所有税费作出拨备或预提；上述拨备将足以缴付对中煤股份已经确认的或将予确认的所有税费；

(5) 并未受任何未披露的特殊或特别情况影响；

(6) 在所有重大方面公允地反映截止基准日中煤股份的资本、资产、负债（包括或有负债）及盈利等的财务状况；及

(7) 已按中煤股份的实际情况适当计提了固定资产折旧。

4.2 与财务报告所披露的截止 2005 年 9 月 30 日的财务状况比较，在重组生效日，中煤股份的综合财务状况没有也不会有任何重大不利变化。

4.3 与财务报告所披露的截止 2005 年 9 月 30 日的财务状况比较，在重组生效日，除正常生产经营所产生者外，中煤股份未发生任何重大债务（包括但不限于或有负债）。

4.4 对于在截止 2005 年 9 月 30 日的财务报告中未作披露和说明的、但根据重组文件转让给中煤股份的重组资产可能存在的所有权利主张和责任，中煤集团将向中煤股份承担赔偿责任。

4.5 截止重组生效日，中煤股份的帐目、账簿、分类帐、财务及其他任何类型记录：

(1) 已遵照依法应适用的会计原则正式编制；

(2) 均已充分、适当及准确地记录及完成；

(3) 并无任何重大错误及偏差；及

(4) 公平地反映与相关的所有交易以及财务、合约及贸易状况。

5. 税费

财务报告已对截止评估基准日的所有将向中煤股份征收或应由中煤股份缴付的税费作出了拨备或预提。

5.1 除财务报告中已经拨备或预提的外，中煤集团及投入企业于重组生效日前已完全履行其应向有关政府机关缴纳的由重组资产所产生或与之相关的税费。如有发生于重组生效日前未拨备或预提，但在重组完成日尚未缴交的税费而使中煤股份负担缴交该等税费的责任，则中煤集团将对中煤股份进行及时、充分且有效的补偿。

5.2 所有应在重组生效日前由中煤集团及投入企业填报的由重组资产产生或与之相关的税务申报表，已由中煤集团及投入企业按照规定填报并提交。上述申报表并未(亦应不会)引起任何争议。

5.3 中煤集团已在各方面遵守了适用其本身税费情况的所有有关法律、法规或命令。

5.4 中煤集团及投入企业在重组生效日之前使用重组资产而涉及的应向政府有关部门缴纳的各项政府财政性收费，中煤集团及投入企业均已依法足额缴纳。如有未拨备或预提而欠缴的情形，中煤集团应负责及时

足额补缴。如因欠缴的情形给中煤股份造成损害，则中煤集团应给予对中煤股份及时、充分且有效的补偿。

5.5 所有向税务机关呈交的账目均已遵守了税务机关的规定。

5.6 非正常、非公平交易

(1) 中煤集团并未促使中煤股份以高于其市场价格或按公平的基准确定的价格购买或同意购买资产、服务或设备；

(2) 中煤集团并未促使中煤股份以低于市场价格或按公平基准确定的价格出售或同意出售资产、服务或设备。

6. 独立性

自重组生效日至重组完成日,中煤股份以其日常及正常的方式继续持续经营。重组生效日后，中煤集团将不干扰中煤股份对于重组资产的日常管理。中煤集团将仅作为中煤股份的控股股东，按中煤股份章程的规定行使权利并履行义务。

7. 遵守法律

7.1 在重组生效日，中煤股份在经营的各方面，均符合中国及其他地方的一切适用法律、法规及规章及其不时有效的组织文件，亦无违犯或违反中国或任何外国国家的任何法院或政府机关的任何法律、法规、规则、指令或判决，而该等违犯或违反令其财政状况或业务前景遭受严重影响。

7.2 在重组生效日，中煤股份为适当进行其业务而须向任何人士、管理机关或团体取得之所有许可、准许、授权、同意及豁免现时均具有完全效力，亦无任何情况(包括重组及签订本协议)会引致任何该等许可、准许、授权、同意或豁免完全或部份被取消或不能续展。

8. 知识产权

8.1 中煤集团注入或许可中煤股份及其附属公司使用的知识产权均

为：

(1) 有效存续的；

(2) 没有违反其他任何协议或侵犯其他人的知识产权；

(3) 没有任何已经发生的诉讼、仲裁或其他法律程序会影响该等知识产权的所有权或使用权的有效性；及

(4) 不存在任何其他事项，会导致上述注入或许可中煤股份使用的知识产权的所有权或使用权的有效性受到重大不利影响。

8.2 除已经披露者外，中煤集团没有允许第三方使用其知识产权。

8.3 除法律法规、股份公司股票上市的交易规则要求以及正常及一般业务运作过程中作出的披露外，中煤集团并未向任何第三方披露与重组资产及业务相关的专有技术、商业秘密、机密资料、成本核算表、客户或供应商名单。

8.4 中煤集团没有与第三方签订任何可能限制中煤股份使用与重组资产及业务相关的专有技术、商业秘密、机密资料、成本核算表、客户或供应商名单等信息资料的协议。

8.5 中煤集团承诺，应中煤股份不时提出的要求将与煤炭产业有关的知识产权转让、许可或双方不时约定的其他方式供中煤股份使用，以在最大程度上确保中煤股份独立自主地开展煤炭产业相关的经营活动，包括但不限于研发、生产、销售。

9. 批复

重组不会因未能获得任何批复、批准、同意或准许而遭受任何的不利影响。任何已经获得的重组批复在本协议生效日均有效。

10. 上市及重组的影响

尽中煤集团所知，不存在因重组、中煤股份公开上市或本协议包含的任

何其他事项而导致：

(1) 中煤股份及其附属企业的任何客户、供应商停止或有权停止或可能大幅减少目前与中煤股份业务往来；

(2) 中煤股份及其附属企业的主要高级管理人员将会离任。

11. 环境保护

11.1 中煤集团及投入企业在所有重大方面均遵守所有适用的有关环境保护的法律、法规、规章。

11.2 截止重组生效日，除已披露者外，中煤集团及投入企业不涉及任何已经发生的关于环境保护方面之重大民事、刑事或行政方面的索偿、调查、投诉。

12. 保险

12.1 中煤股份所享受的一切保险全部有效，且并未作出或遗漏任何事项足以令任何保险失效或可能导致保险费增加。

12.2 中煤股份接受的一切保险不受任何特别、或非正常条款的限制，且中煤股份不必在正常保费以外支付任何款项。

12.3 除另有披露者外，根据任何上述报单，中煤股份并未提出或可能提出任何索赔要求，亦无任何情况可能引致该等索赔要求。

13. 资料

中煤集团已向中煤股份及为进行本协议所述重组而聘用的专业顾问提供了与本协议所述重组、重组业务及重组资产相关的一切资料，该等资料在所有重大方面均是真实、准确、完整的。

14. 业务经营

14.1 中煤集团在各方面均可根据其章程及/或任何适用的法律、法规及重组文件经营业务。

14.2 除已披露者外，截止重组生效日，中煤集团并无任何超越期限、超越经营范围、未经授权或无效授权的经营活动。中煤集团作为一方当事人的所有文件均已按要求妥善签署、盖章并由其保存。

14.3 除已披露者外，截止重组生效日，中煤集团就与重组资产相关的煤炭生产、煤焦化、煤机装备等业务重大方面没有违反现行有效的安全生产法律、法规、部门规章和/或强制性安全规程的行为。对目前所从事的经营业务已经按照相关安全生产法律、法规、部门规章和/或强制性安全规程的要求采取了充分、有效的措施，包括但不限于提取安全生产基金、制订安全生产规章制度、开展安全生产检查、配备安全生产设施，该等措施足以保障中煤股份及其附属企业在重组生效日后能按照目前已有的方式、方法、程序、步骤开展日产业务及营运而尽量避免重大安全事故导致的人身伤亡、财产损失和/或安全生产监督主管部门的处罚或罚款。

14.4 中煤集团协助中煤股份已取得或将于其开始公开募股前取得一切授权、许可及同意，以合法及适当地经营其业务。而一切该等授权、许可及同意均持续有效。

14.5 中煤集团及其有关行政人员、代理人及雇员（在执行职务期间）并无可能导致中煤股份遭受任何重大罚款、惩罚、诉讼或其他责任的触犯任何法律、法规、条例、命令的行为。

14.6 中煤集团保证其在中煤股份设立之日起 12 个月内，办理完毕应由中煤集团变更至中煤股份经营其业务所需的一切必要许可及同意，承担办理上述事宜而发生的或与之有关的一切费用、开支、索赔，并赔偿中煤股份因未及时办妥前述变更而遭受的任何损失、索赔、支出和费用。

15. 股息及分派

除已披露者外，在相关期间内，中煤集团及投入企业并无支付或宣布任何股息，或派发任何其他被视为以现金或实物作出的分派，或自中煤股份股本权益中取得利息、其他收入、利益或权利。

16. 银行及其他贷款

16.1 中煤集团的总贷款金额并无超过其章程文件及/或任何法律、法规、规章、规范性文件或适用的命令所规定的借贷限额，或对中煤股份具约束力的任何契约或文件所规定的借贷限制。

16.2 中煤股份并无已发行及未清还的债券，也没有通过决议发行债券。

16.3 中煤集团并未从任何债权人处收到通知，要求偿还债务或开始强制性处置债权人持有的任何中煤集团的资产；亦无任何情况可导致出现上述通知。

16.4 重组资产并未设定任何按揭、抵押、留置权或其他方式的抵押、权益或债权，但按照公平原则及正常商业条款，为中煤股份及其附属企业向银行取得融资者除外。

16.5 除披露者外，中煤集团未偿还所有债券、承兑信贷、透支、借贷或其他财务融资（在本条中称"融资"）：

(1) 并无违反有关该等融资的任何文件的规定的情况；

(2) 并无要提早偿还任何债务的情况；

(3) 并无任何不利于继续获得任何该等融资，或可能导致任何该等融资的条款及条件有任何改变的情况；及

(4) 重组及中煤股份的公开上市，或重组及/或该公开上市所包含的任何其他事宜结果均不会对该等融资造成不利影响，包括但不限于导致任何该等融资中断或于所定到期日之前提早到期。

16.6 除财务报告中记载者外，于本协议签署日前，中煤集团未就任何与重组资产有关的固定资产行使或声称行使留置权、债权或其他权益或追讨任何债务。

16.7 除在财务报告中记载者外，就现有的银行融资及其他融资渠道而言，中煤集团有能力筹集充足的营运资金，于中煤股份成立日后的 12 个月内继续按现行方式及目前的经营规模经营其业务，以及可按照现行

的条款与条件实行、进行及完成所有对中煤集团具有约束力而又未完成的订单、项目及合约责任。

17. 员工、离退休员工安置、住房补贴及社会保障

17.1 中煤集团须促使每名因中煤股份业务及其附属企业需要而进入中煤股份的中煤集团的员工（"转职员工"，包括但不限于中煤集团投入企业的在职职工）与中煤股份或附属企业订立由中煤股份或附属企业合理制定条件的聘用协议。

17.2 除国家法律、法规、部门规章、地方政府法规、规章以及规范性文件明确规定之外，中煤股份或附属企业无须就任何转职员工在中煤股份成立日期前为中煤集团或投入企业提供服务而承担责任。

17.3 中煤集团与工会之间除集体劳动合同外没有订立任何其他协议或其他安排。

17.4 中煤股份并无责任向转职员工支付除员工薪金、酬金、奖金或其他规定的福利以外的款项。

17.5 中煤集团及投入企业或任何员工并无牵涉任何可能使中煤股份受到严重不利影响的劳动争议，且尽中煤集团所知也不存在可能导致该等劳动争议的纠纷。此外，本协议的任何规定、重组相关文件、为中煤股份股票上市而签署的任何文件或因重组或中煤股份股票上市而预期会发生的任何事项均不会导致任何此类劳动纠纷。

17.6 在无损第 17.1 条规定的前提下，截止重组生效日，转职员工全部进入中煤股份，并且原由中煤集团承担的转职员工的费用及福利待遇自基准日起由中煤股份负责安排。

(1) 原由中煤集团承担的与转职员工相关的人员费用或福利安排在基准日后由中煤股份承担，该项人员费用或福利安排的费用已重组计入中煤股份。

(2) 中煤股份同意承担支付上述人员有关人员费用或福利安排的责任，除非中国法律另有规定，在任何情况下，中煤集团无需做出任何

补偿。

17.7 截至重组生效日，中煤集团投入企业中的原国有企业中已经办理离退休手续的离退休职工由中煤集团负责安排。

18. 土地、房产

18.1 土地

(1) 中煤集团保证，除已向中煤股份披露者外，中煤集团及投入企业注入中煤股份的土地已取得土地使用权证书并通过履行充分且适当的法律手续，包括（但不限于）授权经营、保留划拨地、土地使用权出让，使中煤股份得以确保对注入土地在土地使用权证载明期限内稳定的使用权；且在该等土地使用权上没有设定抵押或其他第三方权利限制。

(2) 中煤集团承诺，所有重组资产中的土地均可以按现在的用途合法使用。

(3) 就中煤集团注入中煤股份的土地使用权、相关期间新增的土地使用权（若有）以及未作价注入中煤股份但由中煤股份及其附属企业所实际使用的土地使用权（租赁使用的土地使用权除外），若尚未取得出让土地使用权证书，中煤集团承诺：自中煤股份成立日起 12 个月内，中煤集团应当或者促使未投入企业尽商业上的最大努力协助中煤股份或其附属企业获得出让土地使用权证书，该等证书应以中煤股份或其附属企业为权利人。中煤集团承担办理上述事宜而发生的或与之有关的一切费用、契税、开支、索赔，并赔偿中煤股份和/或附属企业因为及时办妥前述证书而遭受的损失、索赔、支出和费用，但如果未能办妥土地使用权证书系由中煤股份和/或附属企业原因造成的除外。对于作价注入中煤股份的土地使用权，如尚未办理出让土地使用权证书的手续，其补办手续的出让金由中煤集团承担；对于未作价注入中煤股份但由中煤股份及其附属企业所实际使用的土地使用权（租赁使用的土地使用权除外）以及相关期间新增的土地使用权（若有），其补办手续的出让金由中煤股份承担。

(4) 对于中煤集团、未投入企业和/或第三方与中煤股份和/或附属企业签署的土地使用权租赁协议，中煤集团同意或者促使未投入企业和/或第三方将该土地使用权租赁协议所列之所有：(a)中煤集团拥有的土地；(b)未投入企业拥有的土地；及(c)第三方签订租赁协议项下的土地租赁给中煤股份和/或附属企业使用。

(5) 中煤集团及未投入企业保证其在上述第(4)款(a)及(b)所述的土地租赁项下出租的土地均已通过出让方式、授权经营方式或其他合法方式取得该等土地的使用权并获得相关土地使用权证书。对于该等土地的租赁不符合相关法律法规要求的，中煤集团及未投入企业保证自中煤股份成立之日起 12 个月内使该等土地租赁合法化，承担为办理合法化事宜所发生的或与之相关的费用、契税、开支、索赔并补偿中煤股份及其附属企业因此而遭受的一切损失（如有）。

(6) 如上述第(4)款(c)所述之租赁土地尚未依法取得土地使用权或该等租赁不符合相关法律法规的要求，中煤集团保证负责解决在此过程中发生的一切纠纷，承担解决纠纷产生的或与之相关的费用并补偿中煤股份及其附属企业因此而遭受的一切损失（如有）。

18.2 房产

(1) 中煤集团保证，除已向中煤股份披露者外，中煤集团及投入企业注入中煤股份的房产已取得房产所有权证书，拥有合法、完整的使用权和所有权并且没有在该等房产所有权上设定抵押或其他第三方权利限制。

(2) 中煤集团承诺，所有重组资产中的房产以及中煤股份及其附属企业于重组生效日所使用的房产均可以按现在的用途合法使用。在其拥有土地使用权的土地上建筑的房产均符合国家法律、法规及政府批准的规划方案和用途。

(3) 就重组资产中中煤集团注入中煤股份的房产（包括在建工程，下同）以及于相关期间新增的房产，若尚未办理出让房屋所有权证书，中煤集团承诺：自中煤股份成立日起 12 个月内（对于中煤集团尚未办理房屋所有权证书、但具备有效房屋权属证明或在建项目许可证照的房

屋，应在有关权属证明有效期限内或在建项目完工后），中煤集团应当或者促使未投入企业尽商业上的最大努力协助中煤股份或其附属企业向相关的房屋管理部门办理房屋所有权证；对尚未获得相关许可证照的在建工程而言，应申请《建设用地规划许可证》、《建设工程规划许可证》及《施工许可证》。该等房屋所有权证和/或相关许可证照应以相应的中煤股份下属企业为所有权人和/或被许可人。中煤集团承担办理上述事宜而发生的或与之有关的一切费用、契税、开支、索赔并赔偿中煤股份和/或附属企业因此而遭受的损失、索赔、支出和费用，但如果未能获得房屋所有权证书系由中煤股份或其附属企业原因造成的除外。

(4) 对于中煤集团、未投入企业和/或第三方与中煤股份和/或附属企业签署的房产租赁协议，中煤集团同意或者促使未投入企业和/或第三方将该房产租赁协议所列之所有：(a)中煤集团拥有的房屋；(b)未投入企业拥有的房屋；及(c)第三方签订租赁协议项下的房产租赁给中煤股份和/或附属企业使用。

(5) 中煤集团保证其在上述房屋租赁协议项下的中煤集团及未投入企业拥有的房屋均系依法取得所有权，中煤集团保证于本协议生效后尽快办理完毕该等租赁协议的登记备案手续。中煤集团承担办理上述事宜而发生的或与之有关的一切费用、开支、索赔，并赔偿中煤股份和/或附属企业因此而遭受的任何损失、索赔。对于上述第(4)款(a)及(b)所述的房产租赁项下出租的房产，如果尚未获得房屋所有权证书的，中煤集团及未投入企业保证自中煤股份成立之日起 12 个月内获得相关房屋所有权证书，承担由此发生的或与之相关的费用、契税、开支、索赔并补偿中煤股份及其附属企业因此而遭受的一切损失（如有）。

(6) 如上述第(4)款(c)所述之租赁房屋尚未获得房屋所有权证的，中煤集团保证负责解决在此过程中发生的一切纠纷，承担纠纷解决的或与之相关的费用并补偿中煤股份及其附属企业因此而遭受的一切损失（如有）。

18.3 中煤集团承诺，如任何人士以本条所载内容不实为由提出权利主张或索偿要求，中煤集团将采取合理步骤或行动维护中煤股份的权利和权益，并补偿中煤股份因此而遭受的一切损失。

19. 优惠待遇

中煤集团作为中煤股份的大股东应积极申请国家对于煤炭工业的各项优惠政策，并保证将相关政策落实到中煤股份。

附件二：重组批复

1、 国务院国有资产监督管理委员会于 2006 年 2 月 24 日下发的国资改革[2006]176 号《关于中国中煤能源集团公司重组改制并境外上市方案的批复》

2、 国务院国有资产监督管理委员会于 2006 年 8 月 3 日下发的国资产权[2006]944 号《关于中国中煤能源股份有限公司国有股权管理有关问题的批复》

3、 国务院国有资产监督管理委员会于 2006 年 8 月 14 日下发的国资改革[2006]1048 号《关于设立中国中煤能源股份有限公司的批复》

附件三：资产评估报告

附件四：审计报告

附件五：重组方案

附件六：注入资产及负债清单

注入资产和负债包括与中煤集团与煤炭生产、煤炭贸易、煤化工、煤机装备制造、相关工程技术服务等与煤炭主业密切相关业务的资产及其负债，具体包括：

1、 中煤集团本部与煤炭产业相关的管理和业务部门及其相关资产及其负债，具体明细列示于《资产评估报告书》中《中国中煤能源集团公司本部资产评估明细表》；

2、 平朔煤炭工业公司拥有的与煤炭生产业务有关的下列主营业务资产以及相关股权投资（具体明细列示于《资产评估报告书》中《平朔煤炭工业公司资产评估明细表》）：

1) 平朔煤炭工业公司运输公司的资产及其负债；
2) 平朔矿区劳动服务公司的资产及其负债；
3) 平朔煤炭工业公司生活服务公司的资产及其负债；
4) 平朔物资供应公司的资产及其负债；
5) 社保中心、职工服务中心、保卫处、救护消防中心的资产及其负债；
6) 山西平朔安家岭露天煤炭有限公司 100%的股权；
7) 朔州平木煤炭加工有限公司 0.32%的股权；
8) 山西平朔煤矸石发电有限责任公司 30%的股权；
9) 朔州市平朔路达铁路运输有限公司 37.5%的股权；及
10) 大同路达铁路运输有限公司 6.7%的股权。

3、 平朔第一煤炭有限公司 80%的股权；

4、 华晋焦煤有限责任公司 50%的股权；

5、 中国煤炭开发公司改制后设立公司 100%的股权；

6、 中煤进出口公司拥有的与煤炭生产、煤炭贸易业务有关的下列主营

业务资产以及相关股权投资（具体明细列示于《资产评估报告书》中《中煤进出口公司资产评估明细表》）：

1) 中国煤炭工业进出口集团秦皇岛分公司的资产及其负债；
2) 中国煤炭工业进出口集团日照分公司的资产及其负债；
3) 中国煤炭工业进出口集团青岛分公司的资产及其负债；
4) 中国煤炭工业进出口集团天津分公司的资产及其负债；
5) 中国煤炭工业进出口集团黑龙江分公司的资产及其负债；
6) 大同路达铁路运输有限公司 6.7%的股权；
7) 朔州中煤平朔能源有限公司 51%的股权；
8) 上海大屯能源股份有限公司 2.08%的股权；
9) 上海中煤华东有限公司 100%的股权；
10) 中国煤炭工业进出口集团黑龙江有限公司 92.6%的股权；
11) 中国煤炭工业进出口集团日照有限公司 90%的股权；
12) 中国煤炭工业进出口集团连云港公司改制后设立公司的 100%股权；
13) 中国煤炭工业进出口集团青岛有限公司 90%的股权；
14) 天津中煤进出口有限公司 90%的股权；
15) 中国煤炭工业秦皇岛进出口有限公司 95%的股权；
16) 华光资源有限公司 100%的股权；
17) 陕西南梁矿业有限公司 23%的股权；
18) 大同中煤出口煤基地建设有限公司 19%的股权；
19) 大同中新能源有限公司 5%的股权；
20) 中国煤炭进出口集团公司秦皇岛储运中心改制后设立公司 78.43%的股权；
21) 秦皇岛中煤港能煤炭加工有限公司 75%的股权；
22) 国投中煤同煤京唐港有限公司 21%股权；及
23) 天津港股份有限公司 0.00001%的股权。

7、 中国煤矿工程机械装备集团公司改制后设立公司 100%的股权；

8、 大屯煤电（集团）有限责任公司所持有的上海大屯能源股份有限公司 60.35%的股权；

9、 中煤招标有限责任公司 60%的股权；

10、 煤炭工业西安设计研究院改制后设立公司 100%的股权；

11、 焦化控股有限责任公司 95%的股权；及

12、 中国煤炭工业进出口集团青岛有限公司 10%的股权。

RECEIVED
2007 MAR 13 A 11:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

中国中煤能源集团公司

与

中国中煤能源股份有限公司

不竞争协议

二OO六年九月五日

不竞争协议

本协议由以下双方于 2006 年 9 月 5 日在中华人民共和国(以下简称"中国")北京签订：

甲方：中国中煤能源集团公司

企业法人营业执照注册号：1000001000085

住所：北京市朝阳区黄寺大街 1 号

法定代表人：经天亮

乙方：中国中煤能源股份有限公司

企业法人营业执照注册号：1000001004047

住所：北京市朝阳区黄寺大街 1 号

法定代表人：经天亮

鉴于：

1、 甲方系经批准依据中国法律设立的全民所有制企业。

2、 甲方获国务院国有资产监督管理委员会批准进行资产重组，作为发起人独家发起设立乙方，将有关煤炭生产经营业务和资产投入乙方。

3、 乙方于 2006 年 8 月 22 日成立，拟在境外公开发行股票，并将该等股票在境外上市，包括在香港联合交易所有限公司（以下简称"香港联交所"）。在本协议签订之日，甲方拥有乙方 100%的股权，在全球募股完成后，甲方将继续为乙方的控股股东。

经甲、乙双方协商一致，为了避免甲方与乙方产生同业竞争事宜，就双方业务的若干事宜特签订本协议。

第一条 协议主体

1.1 如适用或除非文意另有所指外，本协议所指甲方为甲方及/或其不时之联系人（“联系人”的定义与不时生效的《香港联合交易所有限公司证券上市规则》（以下简称“《上市规则》”）中的“联系人”的定义相同）。

1.2 如适用或除非文意另有所指外，本协议所指乙方为乙方及/或其附属公司（“附属公司”的定义与《上市规则》中“附属公司”的涵义相同）。

第二条 释义

2.1 除非上下文中另有规定，下述措词在本协议中应有下述含义：

参股企业： 指就本协议的任何一方而言，指由(1)其持有或控制 30%以上的股东会议投票权的其他公司、企业、单位或其它实体(无论是否具有法人资格)，或(2)(若属合伙企业，)其为该合伙企业合伙人之一的合伙企业，以及该公司、企业、单位或实体的附属企业。

附属企业： 指就本协议的任何一方而言，指由(1)其持有或控制 50%以上已发行的股本或享有 50%以上的投票权(如适用)，或(2)其有权享有 50%以上的税后利润，或(3)其有权控制董事会之组成或以其他任何形式控制，或(4)根据适用的《香港财务汇报准则》或《国际财务汇报准则》以附属公司身份在其经审计综合帐目中获计及并被综合计算的任何其他公司、企业、单位或不论是否具有法人资格的其他实体，以及该其他公司、企业、单位或实体的附属企业。

第三方： 指除甲方及其附属企业、参股企业，乙方及其附属企业外的经济实体(公司、企业、单位)和自然人。

主营业务： 指乙方及/或某附属企业主要从事或拟从事的业务，包括煤炭业务（包括煤炭生产、销售、贸易及其它服务）；焦化业务（包括焦炭生产及销售及煤化工产品）；煤矿机械制造业务（包括煤矿机械装备设计、研发及销售业务和售后服务）；及煤矿设计及其它相关业务。

竞争性业务： 指甲方及其附属企业、参股企业(为本协议之目的，不包括乙方及其附属企业)现在或将来可能从事的与上述主营业务在中国境内和境外存在直接或间接竞争或可能产生竞争的任何业务。

剥离业务： 指甲方由于进行上市重组后而保留与乙方主营业务直接或间接构成竞争的业务，包括：少量煤炭、焦炭生产业务。

2.2 除非本协议另有规定，在本协议中：

2.2.1 一方包括其继承者。

2.2.2 本协议中，甲方、乙方单称"一方"，合称"双方"。

2.2.3 本协议各条款之标题仅为方便查阅而设，不具法律效力或影响本协议的解释。

第三条 避免同业竞争范围

3.1 本协议避免同业竞争范围是：乙方(包括乙方附属企业)在中国境内外任何地域所从事的主营业务。

3.2 对本协议所定之避免同业竞争范围和乙方主营业务的范围的任何变动，均须按双方另行达成的协议作出。

第四条 甲方之承诺

4.1 除第5条及第6条所规定外，甲方向乙方(及乙方的所有附属企业)作出以下不可撤销的承诺及保证，在本协议之有效期内：

4.1.1 除剥离业务以外，甲方确认其本身及甲方附属企业、参股企业目前没有以任何形式从事或参与对乙方(及乙方附属企业)主营业务构成或可能构成直接或间接竞争关系的业务或活动。

4.1.2 除了剥离业务以外，甲方承诺将不会，并促使甲方之附属企业及参股企业不会：

(i) 在中国境内和境外，单独或与他人，以任何形式（包括但不限于投资、并购、联营、合资、合作、合伙、承包或租赁经营、购买上市公司股票或参股）直接或间接从事或参与，或协助从事或参与任何与乙方及乙方附属企业目前及今后进行的主营业务构成竞争或可能构成竞争的业务或活动，包括但不限于：

(a) 收购、投资、持有、开发、转让、出售或以其他方式买卖(不论直接或间接)与主营业务有关的投资；

(b) 从事主营业务促销，或在其中拥有任何权利或经济利益；

(c) 收购、持有、转让、出售或以其他方式买卖上文(a)或(b)段所载事项的任何选择权、权利或权益；或

(d) 收购、持有、转让、出售或以其他方式买卖(不论直接或间接)在上文(a)至(c)段所载事项中拥有权益的任何性质的公司、合营企业、法人团体或实体(不论已注册或未注册)的股份。

(ii) 在中国境内和境外，以任何形式支持乙方或乙方附属企业以外的他人从事与乙方及乙方附属企业目前及今后进行的主营业务构成竞争或可能构成竞争的业务；及

(iii) 以其他方式介入(不论直接或间接)任何与乙方或乙方附属企业目前及今后进行的主营业务构成竞争或可能构成竞争的业务或活动。

4.2 上述第 4.1 条的规定不适用于甲方或甲方附属企业、参股企业出于投资目的而购买、持有与乙方或其附属企业的主营业务构成或可能构成竞争的其他上市公司不超过 10 %以上的权益，或因另一家公司的债权债务重组原因使甲方或甲方附属企业、参股企业而持有与乙方或其附属企业的主营业务构成或可能构成竞争的，另一家公司不超过 10%以上的权益的情形。

第五条 新业务机会及选择权

5.1 甲方承诺，在本协议有效期内，如果甲方或其附属企业发现任何与乙方主营业务构成或可能构成直接或间接竞争的新业务机会，应立即书面通知乙方，并尽力促使该业务机会按合理和公平的条款和条件首先提供给乙方或某附属企业。乙方在收到该通知的 30 日内，有权以书面形式通知甲方准许乙方或乙方的附属企业参与上述之业务机会。甲方或其有关的附属企业应当将该新业务以公平合理条款转让与乙方或乙方的附属企业。

甲方承诺尽最大努力促使除其附属企业外的其它参股企业依照本条的规定，将任何与乙方主营业务构成或可能构成直接或间接竞争的业务机会提供给乙方或乙方的附属企业。

5.2 乙方的独立非执行董事应决定乙方是否从事前述新业务机会，或促使乙方的附属企业从事该等新业务机会。

如果乙方或乙方附属企业因任何原因决定不从事有关的新业务，应及时通知甲方，甲方或其附属企业依据本协议可以自行经营有关的新业务。

5.3 就甲方保留的煤炭出口业务中，如果与境外买方签订煤炭出口供应合同，则除非该合同对煤炭供应方另有约定，否则甲方应优先选择乙方作为煤炭供应方，以避免乙方煤炭的境外销售市场被挤占。

5.4 就甲方而言：

5.4.1 进行上市重组而保留与乙方主营业务直接或间接相竞争的剥离业务；及/或

5.4.2 将来甲方依照本协议第 5.2 条的约定可能获得的与乙方主营业务构成或可能构成直接或间接相竞争的新业务，

甲方承诺，在本协议有效期内，给予乙方选择权，即在适用法律允许的前提下乙方有权按本协议 5.4 条的条文随时一次性或多次向甲方或其附属企业收购在上述竞争性业务中的任何股权、资产及其他权益，或由乙方根据中国法律法规许可的方式选择委托经营、租赁或承包经营甲方或其附属企业在上述竞争性业务中的资产或业务。

尽管有前款规定，如果第三方在同等条件下根据有关法律及公司章程具有并且将要行使法定的优先受让权，则前款规定将不适用。但在这种情况下，甲方及甲方附属企业应尽最大努力促使该第三方放弃其法定的优先受让权。

甲方同时承诺，尽最大努力促使除其附属企业外的参股企业依照本条的规定向乙方提供本条所述的选择权。

5.5 本协议 5.4 条所述的收购或出让价格应当依据甲乙双方共同指定的第三方专业评估机构评估后所作的评估值并按照当时适用的有关法律要求的方式和程序由甲乙双方协商决定。

第六条 优先受让权

6.1 甲方承诺，在本协议有效期内，如果甲方拟向第三方转让、出售、出租、许可使用或以其他方式转让或允许使用：

6.1.1 甲方现有的与乙方主营业务直接或间接相竞争的剥离业务或权益；及/或

6.1.2 将来甲方依照本协议第 5.2 条的约定可能获得的与乙方构成或可能构成与主营业务直接或间接相竞争的新业务，

甲方或其附属企业应事先书面向乙方发出有关书面通知(下称"出让通知")。出让通知应附上甲方拟向第三方转让、出售、出租或许可使用的条件及乙方作出投资判断所需要的相关合理资料。乙方在收到甲方或其附属企业的上述通知后，乙方在甲方没有任何职位的董事，包括独立非执行董事应决定乙方是否愿意收购该竞争业务或权益，并应在接到出让通知后应在 30 日内向甲方或其附属企业作出书面答复。甲方或某附属企业承诺在收到乙方上述答复之前，不得向第三方发出拟向其转让、出售、出租或许可其使用该竞争业务或权益的任何出让通知。如果乙方拒绝收购该竞争业务或在规定时间内未就出让通知答复甲方或其附属企业，则甲方或其附属企业可以按照出让通知所载的条件向第三方出让、出售、出租、许可使用该竞争业务或权益。

如果乙方拒绝以出让通知所载条件受让该竞争业务，但在规定期限内向甲方发出书面通知并载明乙方可以接受的出让条件，如果甲方或其附属企业不接受乙方提出的出让条件，则甲方或其附属企业可以向第三方出让、出售、出租、许可使用该竞争业务或权益，但其必须按照出让通知中所载条件向第三方出让、出售、出租、许可使用该竞争业务或权益。

6.2 甲方承诺尽最大努力促使除其附属企业外的参股企业，依照本条的规定向乙方提供优先受让权。

第七条 甲方的承诺

7.1 甲方向乙方承诺本着最终将其经营的竞争性业务通过授予乙方的优先交易及选择权及/或优先受让权及/或优先收购权转让给予乙方的原则，积极改善、重组及妥善经营其保留的剥离业务和其将来依照本协议第 4.2 条的约定可能获得的竞争性新业务。

7.2 甲方在此无条件且不可撤销地向乙方作出下列声明、承诺及保证：

7.2.1 甲方为按中国法律注册成立及有效存续的国有独资公司，有权拥有其资产及经营现时经营及拟定经营的业务；

7.2.2 甲方拥有全部权利及能力订立本协议，并可按本协议履行其在本协议项下的所有义务及责任。本协议对甲方构成合法、有效和具约束力的文件；及

7.2.3 甲方不会由于订立本协议，按本协议履行甲方的义务或责任，而违反：

(i) 甲方须遵从的任何法律、法规或指令；或

(ii) 任何对甲方有约束力的合同，而使乙方不能按本协议从甲方受让本协议项下由甲方拥有的资产及业务。

第八条 同等责任

除本协议另有规定外，甲方根据本协议作出的保证和承诺均代表其本身及其附属企业而作出。凡本协议提及甲方之处，除另有规定，均应包括甲方自身及附属公司。

第九条 赔偿和补偿

双方同意赔偿由于一方违反本协议而导致另一方遭受的一切实际损失、损害和开支。

第十条 协议持续

10.1 本协议自双方签署后生效，效力直至发生以下情形为止（以较早为准）：

10.1.1 甲方及其任何附属企业直接和/或间接（合并计算）持有乙方股份之和低于 30%；或

10.1.2 乙方股份终止在香港联合交易所有限公司或其他国际认可的证券交易所上市（但乙方的股票因任何原因暂时停止买卖除外）。

第十一条 通知

11.1 一方根据本协议规定作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人手递或挂号邮件发至另一方指定的地址，或传真至另一方指定的传真号码。通知被视为已有效作出的日期应按以下的规定确定：

11.1.1 专人交付的通知应在专人交付对方指定人士签收之日被视为有效；

11.1.2 以挂号邮件寄出的通知应在付邮(以邮戳日期为准)后第 5 天(若最后一天是星期六、日或法定节假日，则顺延至下一个工作日)被视为有效；

11.1.3 以传真形式发出的通知应被视作于传真完毕的时间作出。

双方通讯地址如下：

甲方：中国中煤能源集团公司

住 所：北京市朝阳区黄寺大街 1 号

邮 编：100011

传 真：010－82256251

乙方： 中国中煤能源股份有限公司

住 所：北京市朝阳区黄寺大街 1 号

邮 编：100011

传 真：

11.2 若一方更改其通讯地址，应尽快按本条规定书面通知另一方。

第十二条 适用法律及争议的解决

12.1 本协议应适用中国法律并应根据中国法律解释。

12.2 凡因本协议引起的或与本协议有关的任何争议，双方均应本着友好协商原则自行解决。如果协商在 30 天内未能取得双方可以接受的结果，任何一方均可向中国国际经济贸易仲裁委员会申请依该委员会的仲裁规则进行仲裁，仲裁裁决为终局裁决，对双方均有约束力。

第十三条 其他

13.1 任何一方未经另一方事先书面同意，不得作出本与协议事项有关的任何公告，但根据中国法律或中国证监会、香港联交所、香港证券及期货监察委员会或任何其他相关的规定作出公告的除外。

13.2 双方同意按照中国有关法律的规定分别承担一切因签订本协议而产生的有关费用和开支。如没有法律规定者，则由双方平均分配。

13.3 除非取得本协议一方的事先书面同意，本协议的另一方不得转让其在本协议项下的权利和义务。

13.4 本协议和本协议提及的有关文件，应构成协议双方就所述一切事宜之整体协议和理解，并应取代双方对本协议所述一切有关事宜的所有先前口头或书面协议、合约、理解和通信。

13.5 除非另有规定，一方未行使或延迟行使其在本协议项下的权利、权力或特权并不构成对这些权利、权力或特权的放弃，而单一或部分行使这些权利、权力或特权并不排斥任何其它权利、权力或特权的行使。

13.6 本协议附件（若有）是本协议不可分割的组成部分，并与本协议具有同等约束力。

13.7 本协议正本一式八份，双方各持四份，各份协议具有同等法律效力。

本协议由双方法定代表人或授权代表于文首注明日期在中国北京市签订，以昭信守。

（此页无正文）



甲方：中国中煤能源集团公司（印章）

法定代表人或授权代表（签字）

二 00 六年九月五日

乙方：中国中煤能源股份有限公司（印章）

法定代表人或授权代表（签字）

二 00 六年九月五日


RECEIVED

Dated 7 November 2006

CHINA COAL ENERGY COMPANY LIMITED

FIRST RESERVE CORPORATION

FR XI OFFSHORE AIV, L.P.

AMCI CAPITAL L.P.

CHINA INTERNATIONAL CAPITAL CORPORATION LIMITED

CITIGROUP GLOBAL MARKETS ASIA LIMITED

MORGAN STANLEY DEAN WITTER ASIA LIMITED

STRATEGIC PLACING AGREEMENT

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road, Central
Hong Kong

TABLE OF CONTENTS

Clause **ages No.**

1 INVESTMENT 2
2 CONDITIONS 3
3 CLOSING 3
4 RESTRICTIONS ON DISPOSAL BY THE INVESTOR 3
5 ACKNOWLEDGEMENTS AND WARRANTIES 5
6 ANNOUNCEMENTS AND CONFIDENTIALITY 7
7 UNDERTAKINGS 8
8 MISCELLANEOUS 9
9 VALID AND BINDING AGREEMENT 9
10 ALTERATION AND TERMINATION 9
11 NOTICES 9
12 COUNTERPARTS 10
13 ENTIRE AGREEMENT 10
14 SERVICE OF PROCESS 10
15 GOVERNING LAW 11
SCHEDULE 1 INVESTOR SHARES 12
SCHEDULE 2 WARRANTIES OF THE COMPANY 13

THIS STRATEGIC PLACING AGREEMENT is made on 7 November 2006

BY AND AMONG:-

1. **CHINA COAL ENERGY COMPANY LIMITED** whose registered office is at No.1 Huangsidajie, Chaoyang District, Beijing, China (the "**Company**");

2 **FIRST RESERVE CORPORATION,** a Delaware corporation whose registered office is at One Lafayette Place Greenwich, Connecticut 06830, U.S.A. ("**First Reserve**");

3. **FR XI OFFSHORE AIV, L.P.,** a limited partnership organised in the Cayman Islands whose registered office is c/o Walkers SPV Limited, Walker House, Mary Street, George Town, Grand Cayman, KY1-9002, Cayman Islands ("**FR Fund**");

4. **AMCI CAPITAL L.P.,** a limited partnership organised in the Cayman Islands whose registered office is at Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002 ("**AMCI**");

   (FR Fund and AMCI together the "**Investors**" and each an "**Investor**")

5. **CHINA INTERNATIONAL CAPITAL CORPORATION LIMITED** whose registered office is at Suite 2307, 23rd Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong ("**CICC**");

6. **CITIGROUP GLOBAL MARKETS ASIA LIMITED** whose registered office is at 50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong ("**CG**"); and

7. **MORGAN STANLEY DEAN WITTER ASIA LIMITED** whose registered office is at 30th Floor, Three Exchange Square, Central, Hong Kong ("**MS**").

   (CICC, CG and MS are collectively known as the "**Joint Global Coordinators**").

WHEREAS:

(A) The Company is applying for a listing for its H shares ("**H Shares**") on the Main Board of The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**"), by way of a global offering (the "**Global Offering**") of H Shares comprising:

  (i) a public offer by the Company of H Shares for subscription in Hong Kong (the "**Hong Kong Public Offering**"); and

  (ii) private placements by the Company of H Shares outside the United States, in offshore transactions to "non-U.S. persons" in reliance on Regulation S ("**Regulation S**") under the Securities Act of 1933, as amended (the "**Securities Act**") , including a public offering without listing in Japan, and in the United States to qualified institutional buyers, as defined in Rule 144A under the Securities Act (collectively, the "**International Placing**").

(B) The Company, First Reserve and the Investors wish to cooperate to promote their mutual interests and build a lasting and mutually beneficial relationship and, consistent with this, each of the Investors is now willing to make an equity investment in the Company on the basis and terms set out in this Agreement.

(C) First Reserve is the investment manager of FR Fund.

(D) FR Fund proposes to incorporate a limited company in Hong Kong which will be wholly-owned by FR Fund ("**FR Vehicle**") for the purpose of acquiring and holding the FR Investor Shares (as defined in Schedule 1).

(E) AMCI proposes to incorporate a limited company in Hong Kong which will be wholly-owned by AMCI ("**AMCI Vehicle**") for the purpose of acquiring and holding the AMCI Investor Shares (as defined in Schedule 1).

IT IS AGREED as follows:

1 INVESTMENT

1.1 Subject to the conditions specified in this Agreement, the Investors will acquire the Investor Shares (as defined below) according to Schedule 1 at the IPO Price (as defined below) under and as part of the International Placing.

1.2 Each of the Company and the Joint Global Coordinators agrees that the Investors shall be placed and allocated the Investor Shares (as defined below) according to Schedule 1 at the IPO Price. Subject to Clause 2, each of the Investors shall pay the aggregate amount of the IPO Price for the number of the relevant Investor Shares determined in accordance with Schedule 1, together with a brokerage fee of 1%, the SFC transaction levy of 0.005% and the Hong Kong Stock Exchange trading fee of 0.005% in respect of the relevant Investor Shares in the manner as stated in Clause 3.1.

1.3 FR Fund may acquire the FR Investor Shares (as defined in Schedule 1) through FR Vehicle (provided that it shall be a wholly-owned subsidiary of FR Fund at the time of acquisition), in which case the agreements, warranties, undertakings, acknowledgements and confirmations given or made by FR Fund in this Agreement shall be deemed to be given or made by FR Fund for itself and on behalf of FR Vehicle. Except where the context otherwise requires, in this Agreement, each of the terms "**FR Fund**", "**Investors**" and "**Investor**" shall be construed to include FR Vehicle. If FR Vehicle is about to or will cease to be a wholly-owned subsidiary of FR Fund, FR Fund shall procure that FR Vehicle transfers the Relevant Shares (as defined in Clause 4.3) to FR Fund or its other Investor Subsidiary (as defined below) before FR Vehicle ceasing to be so wholly-owned by FR Fund.

1.4 AMCI may acquire the AMCI Investor Shares (as defined in Schedule 1) through AMCI Vehicle (provided that it shall be a wholly-owned subsidiary of AMCI at the time of acquisition), in which case the agreements, warranties, undertakings, acknowledgements and confirmations given or made by AMCI in this Agreement shall be deemed to be given or made by AMCI for itself and on behalf of AMCI Vehicle. Except where the context otherwise requires, each of the terms "**AMCI**", "**Investors**" and "**Investor**" shall be construed to include AMCI Vehicle in this Agreement. If AMCI Vehicle is about to or will cease to be a wholly-owned subsidiary of AMCI, AMCI shall procure that AMCI Vehicle transfers the Relevant Shares (as defined in Clause 4.3) to AMCI or its other Investor Subsidiary (as defined below) before AMCI Vehicle ceasing to be so wholly-owned by AMCI.

1.5 The Investors shall notify the Joint Global Coordinators and the Company in writing within 3 days after FR Vehicle or AMCI Vehicle is incorporated and shall promptly provide such particulars of FR Vehicle or AMCI Vehicle (as the case may be) as may be reasonably requested by the Joint Global Coordinators or the Company.

1.6 For the purposes of this Agreement, the "**Investor Shares**" means such number of H Shares offered by the Company to the Investors in the International Placing and as calculated in

accordance with Schedule 1; and the "**IPO Price**" means the price per H Share at which H Shares are acquired by investors under the International Placing and the Hong Kong Public Offering, expressed in Hong Kong dollars, and to be determined as set forth in Clause 5.1.1 (which price excludes a brokerage fee of 1%, the SFC transaction levy of 0.005% and the Hong Kong Stock Exchange trading fee of 0.005%).

1.7 If either Investor (the "**Defaulting Investor**") shall fail to acquire its relevant Investor Shares pursuant to the terms of this Agreement, the other Investor (the "**Remaining Investor**") shall, upon request of the Company, also acquire the relevant Investor Shares relating to the Defaulting Investor pursuant to the terms of this Agreement, in which case all references to "relevant Investor Shares" relating to the Remaining Shareholder shall mean all the Investor Shares.

2 CONDITIONS

2.1 The Investors' agreement in Clause 1 (and the rights of the Investors to acquire the Investor Shares according to Schedule 1) is conditional upon underwriting agreements for each of the Hong Kong Public Offering and the International Placing being entered into and having become effective and unconditional (in accordance with their respective original terms or as subsequently varied by agreement of the relevant parties) by no later than 31 December 2006.

3 CLOSING

3.1 Subject to Clause 2, each Investor will acquire the relevant Investor Shares pursuant to, and as part of, the International Placing. Accordingly, subject as provided in this Clause 3.1, the Investor Shares will be acquired contemporaneously with settlement of the International Placing. Payment of the aggregate amount of the IPO Price for the Investor Shares (together with a brokerage fee of 1%, the SFC transaction levy of 0.005% and the Hong Kong Stock Exchange trading fee of 0.005%) shall be made to the Joint Global Coordinators on the same day as payment is required from other investors which acquire H Shares under the International Placing through the International Underwriters (as defined below) (the "**Closing Date**"). The Closing Date for the Investor Shares is currently expected to be on or about 21 December 2006 and the Joint Global Coordinators shall use reasonable endeavours to keep the Investors promptly informed of any change to the expected Closing Date. Subject to Clause 3.2, delivery of the relevant Investor Shares to each of the Investors shall be made through Hong Kong Securities Clearing Company Limited for the account of the relevant Investor on the same date and on the same basis on which H Shares are delivered to other investors which acquire H Shares under the International Placing through the international underwriters for the International Placing (the "**International Underwriters**") (or may be delivered in any other manner which the Company, the Joint Global Coordinators and the relevant Investor may agree).

3.2 Each Investor agrees to negotiate in good faith with the stabilising manager appointed by the Joint Global Coordinators in connection with the Global Offering (the "**Stabilising Manager**") with a view to agreeing the provisions of a stock borrowing agreement on terms reasonably acceptable to both parties, under which the Investor shall agree to lend to the Stabilising Manager such number of the Investor Shares at the Stabilising Manager's option as is equal to or not exceeding the number of the relevant Investor Shares.

4 RESTRICTIONS ON DISPOSAL BY THE INVESTOR

4.1 Each Investor agrees that, without the prior written consent of the Company and the Joint Global Coordinators, and save as contemplated under Clause 3.2, it will not, at any time during

the period of 18 months following the date of commencement of dealings in the H Shares on the Hong Kong Stock Exchange (the "**Lock-up Period**"), dispose of any of the Relevant Shares (as defined below). After the expiry of the Lock-up Period, the Investor shall first notify the Company before the disposal of any Relevant Shares. The Investor shall use all reasonable endeavours to ensure that any such disposal will not create a disorderly or false market for the H Shares.

4.2 This Clause 4 shall not prevent any Investor from transferring the Relevant Shares to one of its wholly-owned subsidiaries (provided that any such subsidiary be incorporated outside the United States and with its principal place of business outside of the United States)(the "**Investor Subsidiary**") (any such transfer being referred to herein as a "**permitted arrangement**"), provided that, in all cases: (A) prior written notice of such transfer is provided to the Company and the Joint Global Coordinators, such written notice shall contain the identity of the proposed transferee, its relationship with the Investor and the business of the proposed transferee and (B) such Investor Subsidiary undertakes in writing to, and the Investor hereby irrevocably undertakes to procure that such Investor Subsidiary will, abide by the terms and restrictions in this Agreement imposed on the Investor as if such Investor Subsidiary was itself subject to such terms and restrictions; and (C) if any Investor Subsidiary holding the Relevant Shares is about to or will cease to be a wholly-owned subsidiary of the Investor, the Investor shall procure that such entity transfers any such Relevant Shares to the Investor or another Investor Subsidiary before ceasing to be so wholly-owned by the Investor.

4.3 For the purpose of this Clause 4, references to "**dispose of**" or "**disposal**" include in respect of any H Shares, offering, pledging, charging, selling, mortgaging, lending, creating, transferring or otherwise disposing of any legal or beneficial interest (including by the creation of or an agreement to create or selling or granting or agreeing to sell or grant any option or contract to purchase or any warrant or right to purchase) in the H Shares or any securities convertible into or exercisable or exchangeable for such H Shares, or contracting to do so, whether directly or indirectly, or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences or incidents of ownership of such H Shares or securities whether any of the foregoing transactions is to be settled by delivery of, for the purpose of this Agreement, H Shares or such other securities, cash or otherwise; and "**Relevant Shares**" means the relevant Investor Shares and any shares or other securities of the Company which are derived from the relevant Investor Shares (pursuant to any rights issue, capitalisation issue, capital reorganization or otherwise).

4.4 The Investors jointly and severally agree that, unless they have received the prior written consent of the Company, each Investor and its associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, being the "**Listing Rules**") shall not acquire any further shares in the capital of the Company such that, as a result of such acquisition, the aggregate holding (direct and indirect) of the Investors and their respective associates in the total issued share capital of the Company shall cause the total securities of the Company held by the public (as defined in the Listing Rules) to fall below the required percentage set out in Rule 8.08 of the Listing Rules or such other percentage as approved by the Hong Kong Stock Exchange and notified to the Investors, as may be applicable to the Company from time to time.

4.5 The Lock-up Period shall early expire if China National Coal Group Corporation (the "**Parent Company**") shall sell any of its shares in the share capital of the Company (which shall, for the avoidance of doubt, exclude any case that the percentage of equity held by the Parent Company in the Company is reduced as a result of any corporate or capital reorganisation or any issue of new shares by the Company pursuant to public offering, rights issues, bonus issue of shares, share options (if any), reorganization issues or otherwise) after the Global Offering, except

pursuant to the Over-allotment Option (as defined in the prospectus for the Global Offering) or as required by any relevant PRC laws and regulations.

5 ACKNOWLEDGEMENTS AND WARRANTIES

5.1 Each Investor agrees, undertakes, acknowledges or confirms (as the case requires) to the Company and each of the Joint Global Coordinators that:

5.1.1 the IPO Price is to be fixed by agreement between the Company and the Joint Global Coordinators (on behalf of the underwriters of the Hong Kong Public Offering and the International Placing (collectively, the "**Underwriters**")) following, and on the basis of, an international "roadshow" and "bookbuilding" process;

5.1.2 to the extent any of the Investor Shares are transferred to or held by an Investor Subsidiary, the Investor shall cause the Investor Subsidiary to remain a wholly-owned subsidiary of the Investor for so long as such subsidiary continues to hold any of the Investor Shares before the expiry of the Lock-up Period;

5.1.3 this Agreement and the relationship and arrangements between the parties contemplated by this Agreement will be required to be disclosed in public offering documentation and other marketing materials for the Global Offering; specifically, this Agreement will be a material contract required to be filed with regulatory authorities, discussed in correspondence with the relevant regulators and/or made available for public inspection in connection with the Global Offering;

5.1.4 (A) it has conducted its own investigation with respect to the Company and the Investor Shares; (B) it has consulted its own independent advisers or otherwise has satisfied itself concerning, without limitation, the tax, legal, currency and other economic considerations related to the investment in the Investor Shares to the extent it has considered necessary or appropriate, and (C) has not relied and will not be entitled to rely on any legal opinion, due diligence review or investigation or other advice given or performed by any of the Company, the Joint Global Coordinators or the Underwriters or their respective subsidiaries, agents, affiliates or advisers in connection with the Global Offering;

5.1.5 notwithstanding that any information or materials concerning the Company (whether prepared by the Company, the Joint Global Coordinators or their respective subsidiaries, agents, affiliates or advisers) may have been furnished to the Investor by or on behalf of the Company on or before the date hereof (collectively, the "**evaluation materials**"), none of the Company, the Joint Global Coordinators, or the Underwriters or their respective subsidiaries, agents or affiliates or advisers have made or make any representation or warranty as to the accuracy or completeness of the evaluation materials, and none of them has or will have any liability to the Investor or its representatives or advisers due to the use by such persons of the evaluation materials;

5.1.6 it has obtained or will obtain any consent, approval or authorisation required for, its agreement to purchase and accept delivery of the relevant Investor Shares;

5.1.7 as far as the Investor is aware, it is not and will not immediately after receiving the Investor Shares be, a "connected person" of the Company as defined in the Listing Rules;

5.1.8 it will accept the relevant Investor Shares on and subject to the terms and conditions of

the Articles of Association of the Company;

5.1.9 the Company, the Joint Global Coordinators and the Underwriters, their respective subsidiaries, agents, affiliates and advisers have not made any warranty, representation or recommendation to it as to the merits of the relevant Investor Shares, the purchase or offer thereof, or as to the condition, financial or otherwise, of the Company or its subsidiaries or as to any other matter relating thereto or in connection therewith;

5.1.10 the Global Offering may or may not be completed and none of the Company, the Joint Global Coordinators or the Underwriters, or their respective subsidiaries, agents, affiliates or advisers, shall be liable in any way to the Investor if the Global Offering is not duly completed for any reason;

5.1.11 it is not a U.S. person (as defined in Rule 902 of Regulation S) and is acquiring the Investor Shares in an offshore transaction within the meaning of Regulation S for its own account and not with a view to distribution;

5.1.12 it understands that the relevant Investor Shares have not been and will not be registered under the Securities Act and may not be offered, sold, pledged or transferred within the United States or to, or for the account or benefit of, U.S. persons (as defined in Rule 902 of Regulation S), except pursuant to an effective registration statement or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act;

5.1.13 it understands that the foregoing representations and acknowledgements contained in Clauses 5.1.6, 5.1.7, 5.1.8, 5.1.11 and 5.1.12 may be required in connection with the United States, Hong Kong and other securities laws. The Investor acknowledges that the Company, the Joint Global Coordinators and the Underwriters, and their respective subsidiaries, agents, affiliates and advisers, will rely upon the truth and accuracy of such representations and acknowledgements, and it agrees to notify the Company and the Joint Global Coordinators promptly in writing if any of the representations or acknowledgements in Clause 5.1.6, 5.1.7, 5.1.8, 5.1.11 and 5.1.12 ceases to be accurate and complete or becomes misleading on or prior to the Closing Date;

5.1.14 the Company and the Joint Global Coordinators shall have the absolute discretion to change or adjust the number of H Shares comprising the Hong Kong Public Offering and/or the International Placing;

5.1.15 any trading in the H Shares is subject to compliance with applicable laws and regulations, including the restrictions on dealing in shares under the Securities and Futures Ordinance of the Laws of Hong Kong, the Listing Rules and any other applicable laws, model codes or stock exchange rule; and

5.1.16 the Investor has received (and may in future receive) information that may constitute material, non-public information in connection with its investment in (and holding of) the Investor Shares, and it will not, and will ensure that its affiliates, directors, officers, employees, advisers and representatives do not, purchase, sell or otherwise trade, directly or indirectly, in the shares of the Company in a manner that could result in any violation of the securities laws of the United States, Hong Kong or any other applicable jurisdiction relevant to such dealing.

5.2 Each Investor and First Reserve (in which case references to the "Investor" shall mean FR Fund and FR Vehicle) warrants and confirms that:

5.2.1 it has been duly incorporated or organised, as the case may be, and is validly existing under the laws of the jurisdiction in which it is incorporated or organised as set out at the beginning of this Agreement (including the recital hereof);

5.2.2 it has full power, authority and capacity, and has taken all actions required to enter into and perform its obligations under this Agreement;

5.2.3 the acquisition of the relevant Investor Shares shall not contravene or result in a contravention of the laws of any jurisdiction to which the Investor is subject in respect of the transactions contemplated under this Agreement or which may otherwise be applicable to the Investor in connection with its subscription for the relevant Investor Shares;

5.2.4 the Investor is acquiring the relevant Investor Shares as principal and for investment purposes;

5.2.5 the Investor has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the relevant Investor Shares;

5.2.6 the investor's acquisition of and investment in the relevant Investor Shares complies with the provisions of paragraph 5 of Appendix 6 (Placing Guidelines for Equity Securities) to the Listing Rules; and

5.2.7 it will not subscribe for H Shares under the Hong Kong Public Offering.

5.2.8 the investor is a "professional investor" as defined in Part 1 of Schedule 1 to the Securities and Futures Ordinance of the laws of Hong Kong.

Each of the above warranties shall be construed as a separate warranty and shall be deemed to be repeated as at the Closing Date.

5.3 The Company warrants to the Investors in the terms of the warranties as set out in Schedule 2 ("**Warranties**"). Each of the Warranties shall be construed as a separate warranty and shall be deemed to be repeated as at the Closing Date.

6 ANNOUNCEMENTS AND CONFIDENTIALITY

6.1 Each of the parties hereto shall not make any public announcement concerning this Agreement or the transactions contemplated herein or any other arrangement involving the Company and the Investors without the prior written consent of the other parties hereto. Notwithstanding the foregoing, this Agreement may be disclosed:

6.1.1 to the Hong Kong Stock Exchange, and the relationship between the Company and the Investors may be described in the prospectus, international offering circular and announcements to be issued by the Company for or in connection with the Global Offering;

6.1.2 to the legal, financial and other advisers and employees of the parties hereto on a need-to-know basis and provided that such parties agree to comply with such confidentiality obligation herein; and

6.1.3 otherwise by any party hereto as may be required by any law, rules or regulations, regulatory authority with jurisdiction over such party (including, without limitation,

submitting this Agreement as a material contract to the Hong Kong Companies Registry for registration and making it available for inspection by the public in accordance with the Companies Ordinance, of the laws of Hong Kong and Listing Rules).

No other reference or disclosure shall be made regarding this Agreement or any ancillary matters hereto by any Investor, except where the Investor shall have consulted the Company in advance to seek the Company's prior written consent as to the principle, form and content of such disclosure.

6.2 The Joint Global Coordinators shall use all reasonable endeavours to provide for review by the Investors any statement in the Hong Kong prospectus and the international offering circular to be issued by the Company in connection with the Global Offering and such other announcements which may be issued by the Company (the "**Public Documents**") which relates to this Agreement, the nature of the strategic arrangement with the Investors and general background information on the Investors prior to publication. Each Investor shall cooperate with the Company and the Joint Global Coordinators to ensure that all references to it in such Public Documents are true, accurate and not misleading, and shall provide any comments promptly to the Company and the Joint Global Coordinators.

6.3 Each Investor warrants that the description in relation to it to be included in such drafts of the Public Documents provided to the Investor on or prior to the date of this Agreement is true and accurate in all material respects and is not misleading. Without prejudice to the provisions of Clause 6.2, each Investor irrevocably consents to the mention and inclusion in the Public Documents of its name and all or part of the description may be included in the public offering documentation and other marketing materials for the Global Offering. Each Investor undertakes promptly to provide such further information and/or supporting documentation relating to it, its ownership and/or otherwise relating to the matters referred thereto which may reasonably be required by the Company to (i) update the description of the Investor in the Public Documents subsequent to the date of this Agreement and (ii) enable the Company to comply with applicable companies or securities registration and/or the requests of competent regulatory authorities, including without limitation the Hong Kong Stock Exchange and the Securities and Futures Commission of Hong Kong (collectively, the "**Securities Regulators**").

7 UNDERTAKINGS

7.1 The Investors, the Joint Global Coordinators and the Company shall cooperate with respect to any notifications to, or consents and/or approvals of, third parties, including the Securities Regulators, which are or may be required for the purposes of, or in connection with, this Agreement.

7.2 First Reserve:

(a) undertakes and warrants that it is and will continue to be the investment manager of FR Fund so long as FR Fund or its Investor Subsidiary holds any H Shares;

(b) shall procure the performance by each of FR Fund and FR Vehicle of its obligations and undertakings under this Agreement;

(c) warrants that all warranties and confirmations given by each of FR Fund and FR Vehicle under this Agreement are true and accurate in all respects; and

(d) agrees to the acknowledgements made by each of FR Fund and FR Vehicle under this Agreement.

8 MISCELLANEOUS

8.1 The Joint Global Coordinators shall keep the Investors regularly informed verbally of the progress of the Global Offering up to the Closing Date. Such verbal communication shall be made by a designee of the Joint Global Coordinators to a designee of the Investors, such designees to be notified to the other party in accordance with Clause 11. Subject to the preceding sentences of this Clause 8.1, the provision of such information, as regards its form, content, timing and otherwise, shall be in the absolute discretion of the Joint Global Coordinators. Whilst the Joint Global Coordinators will exercise reasonable care in providing such information as aforesaid, it will have no liability to the Investors or any other party to this Agreement whether as a result of the provision or non-provision of any such information, or of the Investors' reliance on any such information, or otherwise however arising therefrom.

8.2 Each party shall pay its own expenses, including any legal and advisory fees, in connection with this Agreement and the transactions contemplated herein.

8.3 In this Agreement, references to Clauses and Schedules are to clauses of and schedules to this Agreement, the Schedules shall form an integral part of this Agreement and "Hong Kong" shall mean the "Hong Kong Special Administrative Region of the People's Republic of China".

9 VALID AND BINDING AGREEMENT

Each of the parties confirms and represents that this Agreement has been duly authorised, executed and delivered by it and constitutes its legal, valid and binding obligation and that all requisite corporate, shareholder or other consents, approvals and authorisations have been obtained by such party for the performance of its obligations under this Agreement.

10 ALTERATION AND TERMINATION

10.1 No alteration to, or variation of, this Agreement shall be effective unless agreed by all the parties hereto in writing.

10.2 The rights and obligations of the parties under this Agreement shall lapse and be of no further effect if the Closing Date does not occur before 31 December 2006 and the Investors shall not be entitled to pursue any claims under this Agreement against the Company, the Joint Global Coordinators or the Underwriters, or their respective subsidiaries, agents, affiliates or advisers, including without limitation, any claims based on any breach of the Warranties, provided that the Joint Global Coordinators shall procure the refund in full of the purchase monies already paid by the Investors hereunder, if any, within one business day of such termination without interest.

11 NOTICES

11.1 All notices delivered hereunder shall be in writing in accordance with Clause 11.1 and shall be communicated to the following addresses:

If to the Company:
No.1 Huangsidajie, Chaoyang District,
Beijing, PRC

Facsimile: (8610) 8225 6484
For the attention of: Qun Jiang

If to FR Fund or First Reserve:
One Lafayette Place Greenwich, Connecticut 06830, U.S.A.

Facsimile:+203-625-8585
For the attention of: Alex T. Krueger

With a copy to
Attn: General Counsel
Facsimile: +203-661-6729

If to AMCI:
475 Steamboad Road Greenwich, CT 06830

Facsimile:+203-625-9231
For the attention of: Brian Beem

If to CICC:
28th Floor, China World Tower 2, No. 1, Jianguomenwai Avenue, Beijing, China

Facsimile: (8610) 6505 1156
For the attention of: Junbao Shan

If to CG:
50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong

Facsimile: (852) 3018 7139
For the attention of: Sheng Wu

If to MS:
30th Floor, Three Exchange Square, Central, Hong Kong

Facsimile: (852) 3407 5361
For the attention of: Qi Fan

11.2 Any such notice shall be served by sending it by facsimile machine. Any notice shall be deemed to have been served on receipt of confirmation of successful transmission.

12 COUNTERPARTS

This Agreement may be executed by the parties in counterparts.

13 ENTIRE AGREEMENT

This Agreement together with its schedules supercedes any previous agreement, whether oral or written, among the parties in relation to the matters dealt with in this Agreement and represents the entire understanding among the parties in relation thereto.

14 SERVICE OF PROCESS

Each Investor hereby appoints Trusec (H.K.) Limited of 4603-4609, 46/F, Jardine House, 1 Connaught Place, Hong Kong (the "**Investor Agent**") to accept service of all legal process arising out of or in connection with this Agreement and service on the Investor Agent relating to

any Investor shall be deemed to be service on that Investor.

15 GOVERNING LAW

15.1 This Agreement shall be governed by, and construed in accordance with, the laws of Hong Kong.

15.2 Each party hereto submits to the non-exclusive jurisdiction of the Hong Kong courts.

SCHEDULE 1
INVESTOR SHARES

1. FR Fund shall acquire the aggregate of the maximum number of H Shares that may be purchased with US$ 100 million at the IPO Price, rounded to the nearest board lot of H Shares, as the case may be, subject to the terms of this Agreement (the "**FR Investor Shares**").

2. AMCI shall acquire the aggregate of the maximum number of H Shares that may be purchased with US$ 25 million at the IPO Price, rounded to the nearest board lot of H Shares, as the case may be, subject to the terms of this Agreement (the "**AMCI Investor Shares**").

3. The term "**Investor Shares**" means the FR Investor Shares and the AMCI Investor Shares. For the avoidance of doubt, the term "**relevant Investor Shares**" means, in relation to FR Fund, the FR Investor Shares and, in relation to AMCI, the AMCI Investor Shares.

4. Both the IPO Price and the exact number of the relevant Investor Shares shall be determined by the Joint Global Coordinators and the Company, and such determination shall be, in the absence of manifest error, conclusive.

5. The actual number of the relevant Investor Shares and the extent to which the Investor Shares form part of the Global Offering will be notified to the Investors by the Joint Global Coordinators as soon as practicable after the determination of the IPO Price.

SCHEDULE 2
WARRANTIES OF THE COMPANY

1. The Company has been duly incorporated and is validly existing under the laws of the People's Republic of China;

2. The Company, has full power, authority and capacity, and has taken all actions required to enter into and perform its obligations under this Agreement, including the issue of the Investor Shares; and

3. The Investor Shares, subject to payment, will when issued be credited as fully paid and free from all options, liens, charges, mortgages, pledges, claims, equities, encumbrances and other third party rights and shall rank *pari passu* with the H Shares then in issue and to be listed on the Hong Kong Stock Exchange.

IN WITNESS of the agreement set out above, each of the parties has executed this Agreement by its duly authorised signatory on the date set out at the beginning.

SIGNED FOR AND ON BEHALF OF
CHINA COAL ENERGY COMPANY LIMITED

by: ______________________
Name: Jing Tianliang
Title: Chairman

SIGNED FOR AND ON BEHALF OF
FIRST RESERVE CORPORATION

by: ______________________
Name: William E. Macaulay
Title: Chairman & CEO

SIGNED FOR AND ON BEHALF OF
FR XI OFFSHORE AIV, L.P.
by
FR XI OFFSHORE GP, L.P. (its general partner)
by
FR XI OFFSHORE GP LIMITED (its general partner)

by: ______________________
Name: William E. Macaulay
Title: Chairman & CEO

SIGNED FOR AND ON BEHALF OF
AMCI CAPITAL L.P.
by
AMCI CAPITAL GP LIMITED (its general partner)

by: ________________________________
Name: HANS J MENDE
Title: Director

SIGNED FOR AND ON BEHALF OF
CHINA INTERNATIONAL CAPITAL CORPORATION LIMITED

by: ________________________________
Name:
Title:

SIGNED FOR AND ON BEHALF OF
CITIGROUP GLOBAL MARKETS ASIA LIMITED

by: ________________________________
Name:
Title:

SIGNED FOR AND ON BEHALF OF
MORGAN STANLEY DEAN WITTER ASIA LIMITED

by: ________________________________
Name:
Title:

SIGNED FOR AND ON BEHALF OF
AMCI CAPITAL L.P.
by
AMCI CAPITAL GP LIMITED (its general partner)

by: ______________________________
Name:
Title:

SIGNED FOR AND ON BEHALF OF
CHINA INTERNATIONAL CAPITAL CORPORATION LIMITED

by: Shan Junbao
Name: Shan Junbao
Title: Executive Director

SIGNED FOR AND ON BEHALF OF
CITIGROUP GLOBAL MARKETS ASIA LIMITED

by: ______________________________
Name:
Title:

SIGNED FOR AND ON BEHALF OF
MORGAN STANLEY DEAN WITTER ASIA LIMITED

by: ______________________________
Name:
Title:

SIGNED FOR AND ON BEHALF OF
AMCI CAPITAL L.P.
by
AMCI CAPITAL GP LIMITED (its general partner)

by: ______________________________
Name:
Title:

SIGNED FOR AND ON BEHALF OF
CHINA INTERNATIONAL CAPITAL CORPORATION LIMITED

by: ______________________________
Name:
Title:

SIGNED FOR AND ON BEHALF OF
CITIGROUP GLOBAL MARKETS ASIA LIMITED

by: [signature]
Name: SHENG WU
Title: Director

SIGNED FOR AND ON BEHALF OF
MORGAN STANLEY DEAN WITTER ASIA LIMITED

by: ______________________________
Name:
Title:

SIGNED FOR AND ON BEHALF OF
AMCI CAPITAL L.P.
by
AMCI CAPITAL GP LIMITED (its general partner)

by: ________________________________
Name:
Title:

SIGNED FOR AND ON BEHALF OF
CHINA INTERNATIONAL CAPITAL CORPORATION LIMITED

by: ________________________________
Name:
Title:

SIGNED FOR AND ON BEHALF OF
CITIGROUP GLOBAL MARKETS ASIA LIMITED

by: ________________________________
Name:
Title:

SIGNED FOR AND ON BEHALF OF
MORGAN STANLEY DEAN WITTER ASIA LIMITED

by: ________________________________
Name: Changgen Wu
Title: Managing Director



Dated November 7, 2006

CHINA COAL ENERGY COMPANY LIMITED

FIRST RESERVE CORPORATION

FR XI OFFSHORE AIV, L.P.

STRATEGIC ADVISORY AGREEMENT

THIS STRATEGIC ADVISORY AGREEMENT is made on NOVEMBER 7, 2006

BY AND AMONG:-

1. **CHINA COAL ENERGY COMPANY LIMITED** whose registered office is at No.1 Huangsidajie, Chaoyang District, Beijing, China (the "**Company**"); and

2. **FIRST RESERVE CORPORATION,** a Delaware corporation whose registered office is at One Lafayette Place, Greenwich, Connecticut 06830, U.S.A. ("**First Reserve**") and **FR XI OFFSHORE AIV, L.P.,** a limited partnership organised in the Cayman Islands whose registered office is c/o Walkers SPV Limited, Walker House, Mary Street, George Town, Grand Cayman, KY1-9002, Cayman Islands (together with First Reserve, the "**Advisors**");

WHEREAS:

(A) The Advisors have expertise in many areas of strategic business planning, particularly in the energy sector.

(B) The Company is a large coal enterprise that is currently pursuing a listing of its H shares (the "**H Shares**") on the Main Board of the Stock Exchange of Hong Kong Limited (the "**HKSE**") by way of a global offering of such H Shares, including any strategic and corporate placing as referred to in the prospectus therefor (the "**Offering**").

(C) The Company and the Advisors wish to cooperate to promote their mutual interests and build a lasting and mutually beneficial relationship and, consistent with this, the Company is now retaining the Advisors to provide certain services to the Company on the basis and terms set out in this Agreement.

IT IS AGREED as follows:

1 ADVISORY SERVICES

Subject to the Conditions specified in this Agreement, the Advisors shall, upon the Company's reasonable request, provide strategic advice to the Company in the areas of strategic planning, business development, investment opportunities, international marketing, production safety, efficiency improvement and management issues and such other services as may be agreed by the parties in writing from time to time (the "**Advisory Services**").

2 COMPENSATION

As compensation for the services to be rendered pursuant to Clause 1, the Company shall pay the Advisors an annual fee of U.S. $10,000, payable on or before the seventh day of each February, plus such additional amounts as are reasonably agreed by the parties hereto based on the Advisory Services rendered pursuant hereto.

3 CONDITIONS

The Advisors' agreement in Clause 1, the Company's agreement in Clauses 2 and 4, and the right of the Company to receive the Advisory Services, are all conditional upon the successful completion of the Offering.

4 ACCESS

4.1 In order to enable the Advisors to provide their advice effectively, the Company agrees that FR XI Offshore AIV, L.P. (as representative of the Advisors):

(a) will be permitted, at such times as they shall reasonably request, to visit and have access to the Company's and its subsidiaries' offices and properties and books and records, to the extent such access relates to the advice to be provided by the Advisors;

(b) will receive periodic interim and yearly financial information for the Company;

(c) will be permitted to consult with directors and officers of the Company regarding the business and affairs of the Company and its subsidiaries; and

(d) will be informed in advance, to the extent consistent with applicable law and regulatory rules (and with respect to events which require public disclosure, only following the Company's public disclosure thereof through applicable securities law filings or otherwise), with respect to any significant (as reasonably determined by the Company's Board of Directors) corporate actions of the Company, including, without limitation, extraordinary dividends, mergers, acquisitions or dispositions of assets, issuances of significant amounts of debt or equity and material amendments to the Articles of Association of the Company or the equivalent organizational documents of any of its subsidiaries, and will have the right to consult with the Company and its subsidiaries with respect to such actions and, with the prior agreement and invitation of the Board of Directors, will be invited to observe and advise the Board of Directors at its regularly scheduled meetings.

4.2 The Company shall consider the advice provided by the Advisors in good faith.

5 CONFIDENTIALITY

5.1 The Advisors agree to keep any non-public information provided by the Company in connection with this Agreement confidential and not to provide such information to any other person without the Company's prior consent; provided that the Advisors may provide such information to the Advisors' employees, directors, officers, affiliates and representatives (including industry experts) who need to know such information in order to assist the Advisors in connection with their provision of services hereunder; provided that such other persons not parties hereto are informed of the confidentiality obligations hereunder and agree to be bound by them and the Advisors shall be responsible to the Company for any breach of this Clause 5.1 by such other persons.

Depending on the nature and sensitivity of the information to be provided to the Advisors from time to time, the Advisors shall enter into such separate confidentiality agreement as may be requested by the Company.

5.2 The Company agrees to keep any advice provided by the Advisors confidential and shall not disclose or otherwise refer to such advice in any manner without the Advisors' prior written consent; provided that the Company may provide such information to the Company's employees, directors, officers, affiliates and representatives (including industry experts) with a need to know the content of such advice; provided that such other persons not parties hereto are informed of the confidentiality obligations hereunder and agree to be bound by them and the Company shall be responsible to the Advisors for any breach of this Clause 5.2 by such other persons. Depending on the nature and sensitivity of the advice to be provided to the Company from time to time, the Company shall enter into such separate confidentiality agreement as may be requested by the Advisors.

5.3 This Clause 5 shall not be applicable with respect to the disclosure of information that (a) was publicly available prior to the time of disclosure by the disclosing party; or (b) the recipient reasonably believes must be made in order to comply with applicable law, regulation or legal or judicial process, provided that the recipient gives prompt written notice to the disclosing party of such requirement prior to such disclosure, to the extent legally permissible and practicable, and uses commercially reasonable efforts to provide assistance in obtaining an order protecting the information from public disclosure.

5.4 This Clause 5 shall survive the termination or expiration of this Agreement until the third anniversary of such termination or expiration. Upon termination or expiration of this Agreement, all original and photocopies of the non-public information provided pursuant to this Agreement shall, upon the request of the disclosing party be either destroyed or returned to the disclosing party (at the recipient's option) by the recipient and the recipient shall within 7 days following such request confirm to the disclosing party in writing that such original and photocopies (other than those returned to the disclosing party) have all been destroyed.

6 VALID AND BINDING AGREEMENT

Each of the parties confirms and represents that this Agreement has been duly authorised, executed and delivered by it and constitutes its legal, valid and binding obligation and that all requisite corporate, shareholder or other consents, approvals and authorisations have been obtained by such party for the performance of its obligations under this Agreement.

7 ALTERATION AND TERMINATION

7.1 No alteration to, or variation of, this Agreement shall be effective unless agreed by both parties hereto in writing.

7.2 The rights and obligations of the parties under this Agreement shall lapse and be of no further effect if the Offering has not been completed on or before December 31, 2006.

This Agreement may also be terminated at any time upon the written agreement of both parties hereto. Either party to this Agreement may terminate this Agreement by written notice to the other party upon or following the earlier of (x) the fifth anniversary of the date hereof or (y) the date on which FR XI Offshore AIV, L.P. and its wholly-owned subsidiaries cease to hold at least 50% of their aggregate shareholding in the Company as of the date of listing of the H Shares on HKSE.

8 NOTICES

8.1 All notices delivered hereunder shall be in writing in accordance with Clause 8.2 and shall be communicated to the following addresses:

If to the Company:
No.1 Huangsidajie, Chaoyang District, Beijing, PRC

Facsimile: (8610) 8225 6484
For the attention of: Jiang Qun

If to the Advisors:
One Lafayette Place
Greenwich, Connecticut 06830, U.S.A.
Facsimile: +203-625-8585
For the attention of: Alex T. Krueger

with a copy to:
Attn: General Counsel
Facsimile: +203-661-6729

8.2 Any such notice shall be served by sending it by facsimile machine. Any notice shall be deemed to have been served on receipt of confirmation of successful transmission.

9 COUNTERPARTS

This Agreement may be executed by the parties in counterparts.

10 ENTIRE AGREEMENT

This Agreement supersedes any previous agreement, whether oral or written, among the parties in relation to the matters dealt with in this Agreement and represents the entire understanding among the parties in relation thereto.

11 COMMENCEMENT

Subject to Clause 3 above, this Agreement shall commence on the date of listing of the H Shares on HKSE.

12 SERVICE OF PROCESS

Each of the Advisors hereby appoint Trusec (H.K.) Limited of 4603-4609, 46/F, Jardine

House, 1 Connaught Place, Central, Hong Kong (the "**Advisor Agent**") to accept service of all legal process arising out of or in connection with this Agreement and service on the Advisor Agent shall be deemed to be service on the Advisors.

13 GOVERNING LAW

13.1 This Agreement shall be governed by, and construed in accordance with, the laws of Hong Kong.

13.2 Each party hereto submits to the non-exclusive jurisdiction of the Hong Kong courts.

IN WITNESS of the agreement set out above, each of the parties has executed this Agreement by its duly authorised signatory on the date set out at the beginning.

SIGNED FOR AND ON BEHALF OF
CHINA COAL ENERGY COMPANY LIMITED

by: ______________________________
Name: Jing Tianliang
Title: Chairman

SIGNED FOR AND ON BEHALF OF
FIRST RESERVE CORPORATION

by: ______________________________
Name: William E. Macaulay
Title: Chairman & CEO

SIGNED FOR AND ON BEHALF OF
FR XI OFFSHORE AIV, L.P.
by
FR XI OFFSHORE GP, L.P. (its general partner)
by
FR XI OFFSHORE GP LIMITED (its general partner)

by: ______________________________
Name: William E. Macaulay
Title: Chairman & CEO

RECEIVED
2011 MAR 13 A 11:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dated 29 November 2006

CHINA COAL ENERGY COMPANY LIMITED

IDEAL OFFER LIMITED

CHEUNG KONG (HOLDINGS) LIMITED

CHINA INTERNATIONAL CAPITAL CORPORATION LIMITED

CITIGROUP GLOBAL MARKETS ASIA LIMITED

MORGAN STANLEY DEAN WITTER ASIA LIMITED

CORPORATE PLACING AGREEMENT

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road, Central
Hong Kong

TABLE OF CONTENTS

Clause		Pages No.
1	INVESTMENT	2
2	CONDITIONS	2
3	CLOSING	2
4	RESTRICTIONS ON DISPOSAL BY THE INVESTOR	3
5	ACKNOWLEDGEMENTS AND WARRANTIES	4
6	ANNOUNCEMENTS AND CONFIDENTIALITY	7
7	UNDERTAKINGS	8
8	MISCELLANEOUS	8
9	VALID AND BINDING AGREEMENT	8
10	ALTERATION AND TERMINATION	9
11	NOTICES	9
12	COUNTERPARTS	10
13	ENTIRE AGREEMENT	10
14	SERVICE OF PROCESS	10
15	GOVERNING LAW	10
SCHEDULE 1 INVESTOR SHARES		11
SCHEDULE 2 WARRANTIES OF THE COMPANY		12
SCHEDULE 3 DESCRIPTION OF THE INVESTOR		13

THIS CORPORATE PLACING AGREEMENT is made on 29 November 2006

BY AND AMONG:-

1. **CHINA COAL ENERGY COMPANY LIMITED** whose registered office is at No.1 Huangsidajie, Chaoyang District, Beijing, China (the "**Company**");

2. **IDEAL OFFER LIMITED** whose registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (the "**Investor**");

3. **CHEUNG KONG (HOLDINGS) LIMITED** whose registered office is at 7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong (the "**Controlling Shareholder**");

4. **CHINA INTERNATIONAL CAPITAL CORPORATION LIMITED** whose place of business is at 28th Floor, China World Tower 2, No. 1, Jianguomenwai, Avenue, Beijing, 100004, China ("**CICC**");

5. **CITIGROUP GLOBAL MARKETS ASIA LIMITED** whose registered office is at 50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong ("**CG**"); and

6. **MORGAN STANLEY DEAN WITTER ASIA LIMITED** whose registered office is at 30th Floor, Three Exchange Square, Central, Hong Kong ("**MS**").

   (CICC, CG and MS are collectively known as the "**Joint Global Coordinators**").

WHEREAS:

(A) The Company is applying for a listing for its H shares ("**H Shares**") on the Main Board of The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**"), by way of a global offering (the "**Global Offering**") of H Shares comprising:

   (i) a public offer by the Company of H Shares for subscription in Hong Kong (the "**Hong Kong Public Offering**"); and

   (ii) private placements by the Company of H Shares outside the United States, in offshore transactions to "non-U.S. persons" in reliance on Regulation S ("**Regulation S**") under the Securities Act of 1933, as amended (the "**Securities Act**"), including a public offering without listing in Japan, and in the United States to qualified institutional buyers, as defined in Rule 144A under the Securities Act (collectively, the "**International Placing**").

(B) The Investor wishes to make an equity investment in the Company as part of the Global Offering subject to and on the basis and terms set out in this Agreement.

IT IS AGREED as follows:

1 **INVESTMENT**

1.1 Subject to the conditions specified in this Agreement, the Investor will acquire the Investor Shares (defined below) at the IPO Price (defined below) under and as part of the International Placing.

1.2 Each of the Company and the Joint Global Coordinators agrees that the Investor shall be placed and allocated the Investor Shares (defined below) at the IPO Price. Subject to Clause 2, the Investor shall pay the aggregate amount of the IPO Price for the number of Investor Shares determined in accordance with Schedule 1 to this Agreement, together with a brokerage fee of 1% of the total IPO Price for the Investor Shares, the SFC transaction levy of 0.004% of the total IPO Price for the Investor Shares and the Hong Kong Stock Exchange trading fee of 0.005% of the total IPO Price for the Investor Shares in respect of the Investor Shares (collectively, the "**Levies**"), in the manner as stated in Clause 3.1.

1.3 For the purposes of this Agreement, the "**Investor Shares**" means such number of H Shares offered by the Company to the Investor in the International Placing and as calculated in accordance with Schedule 1 to this Agreement; and the "**IPO Price**" means the price per H Share at which H Shares are acquired by investors under the International Placing and the Hong Kong Public Offering, expressed in Hong Kong dollars, and to be determined as set forth in Clause 5.1.1 (which price excludes the Levies).

2 **CONDITIONS**

2.1 The Investor's agreement in Clause 1 (and the right of the Investor to acquire the Investor Shares) is conditional upon (i) underwriting agreements for each of the Hong Kong Public Offering and the International Placing being entered into and having become effective and unconditional (in accordance with their respective original terms or as subsequently varied by agreement of the relevant parties); (ii) neither of the aforesaid underwriting agreements having been terminated (in accordance with their respective original terms or as subsequently varied by agreement of the relevant parties); and (iii) the Listing Committee of the Hong Kong Stock Exchange having granted the listing of, and permission to deal in, the H Shares on the Main Board of the Hong Kong Stock Exchange.

3 **CLOSING**

3.1 Subject to Clause 2, the Investor will acquire, through the Joint Global Coordinators or their respective selling agents, and, subject to Clause 3.3, the Company will issue to the Investor through the Joint Global Coordinators or their selling agents, the Investor Shares at the IPO Price on the Delivery Date (defined below) pursuant to, and as part of, the International Placing.

3.2 Subject to the Investor's agreement and right to acquire the Investor Shares and make payment therefor becoming unconditional pursuant to Clause 2.1 above and simultaneous with the delivery of H Share certificates in respect of the Investor Shares (number and denomination of which will be in accordance with the prior written instructions of the Investor to be provided to CG on behalf of the Joint Global Coordinators on the first business day immediately after the date on which the Investor is informed in writing of the final IPO Price and the number of the Investor Shares) issued in the name of the Investor or the delivery of the Investment Shares in such other manner as may be applicable under Clause 3.5, the Investor shall make payment for the Investor Shares (together with the Levies) in full and without deduction by same day value (either by telegraphic transfer or such other means as may be agreed between CG on behalf of

the Joint Global Coordinators and the Investor) to be credited on the Delivery Date to such Hong Kong dollar bank account as may be notified to the Investor by the Joint Global Coordinators in writing no later than two clear business days prior to the due date for payment, which notice shall include, inter alia, the payment account details and the total amount payable by the Investor hereunder. Such payment shall constitute full discharge of the Investor's obligation to pay the same hereunder.

3.3 For the purpose of this clause, the "**Delivery Date**" means the date on which the H Shares are first listed on the Main Board of the Hong Kong Stock Exchange (the "**Listing Date**") or such later date (which shall not be later than 31 days after the Listing Date) as the Joint Global Coordinators may notify the Investor by not less than two clear business days' prior written notice (a "**Deferred Settlement Date**"), at which date payment by the Investor for the Investor Shares (together with the Levies) shall become due and payable and:

(a) if the Delivery Date shall take place on the Listing Date, the Company will issue the Investor Shares to the Investor on the Listing Date; or

(b) if the Delivery Date shall take place on a Deferred Settlement Date, the Joint Global Coordinators will procure the issue and delivery of the Investor Shares to the Investor on the Deferred Settlement Date by exercising the Over-allotment Option (as defined in the Hong Kong prospectus for the Global Offering) or otherwise acquiring sufficient number of Investor Shares from the secondary market.

3.4 The Delivery Date for the Investor Shares is currently expected to be not later than 19 January 2007, but is subject to change. The Joint Global Coordinators shall promptly notify the Investor in writing of any delay in the Delivery Date.

3.5 Delivery of the Investor Shares to the Investor shall be made through Hong Kong Securities Clearing Company Limited for the account of the Investor on the Delivery Date through the international underwriters for the International Placing (the "**International Underwriters**") (or may be delivered in any other manner (including delivery of the H Share certificates in respect of the Investor Shares to the Investor) which the Company, the Joint Global Coordinators and the Investor may agree).

4 RESTRICTIONS ON DISPOSAL BY THE INVESTOR

4.1 Each of the Investor and the Controlling Shareholder agrees that, without the prior written consent of the Company and the Joint Global Coordinators, and save as contemplated under Clause 3.6, it will not, whether directly or indirectly, at any time during the period of 12 months following the Listing Date (the "**Lock-up Period**"), dispose of any of the Relevant Shares(as defined below) or any direct or indirect interest in any company or entity holding any of the Relevant Shares. After the expiry of the Lock-up Period, the Investor shall first notify the Company before the disposal of any Relevant Shares. The Investor shall use all reasonable endeavours to ensure that any such disposal will not create a disorderly or false market for the H Shares.

4.2 This Clause 4 shall not prevent the Investor from transferring the Relevant Shares to any of the wholly-owned subsidiaries of the Controlling Shareholder (provided that any such subsidiary be incorporated outside the United States and with its principal place of business outside of the United States)(the "**Investor Subsidiary**") provided that, in all cases and during the Lock-up Period: (A) prior written notice of such transfer is provided to the Company and the Joint Global Coordinators, such written notice shall contain the identity of the proposed transferee and its relationship with the Controlling Shareholder; and (B) such Investor Subsidiary undertakes in

writing to, and the Investor and the Controlling Shareholder hereby irrevocably undertake to procure that such Investor Subsidiary will, abide by the terms and restrictions in this Agreement imposed on the Investor as if such Investor Subsidiary was itself subject to such terms and restrictions; and (C) if any Investor Subsidiary holding the Relevant Shares is about to or will cease to be a whollyowned subsidiary of the Controlling Shareholder, the Investor and the Controlling Shareholder shall procure that such entity transfers any such Relevant Shares to the Controlling Shareholder or another Investor Subsidiary before ceasing to be so wholly-owned by the Controlling Shareholder.

4.3 For the purpose of this Clause 4, references to "**dispose of**" or "**disposal**" include in respect of any H Shares, offering, pledging, charging, selling, mortgaging, lending, creating, transferring or otherwise disposing of any legal or beneficial interest (including by the creation of or an agreement to create or selling or granting or agreeing to sell or grant any option or contract to purchase or any warrant or right to purchase) in the H Shares or any securities convertible into or exercisable or exchangeable for such H Shares, or contracting to do so, whether directly or indirectly, or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences or incidents of ownership of such H Shares or securities whether any of the foregoing transactions is to be settled by delivery of, for the purpose of this Agreement, H Shares or such other securities, cash or otherwise; and "**Relevant Shares**" means the Investor Shares and any shares or other securities of the Company which are derived from the Investor Shares (pursuant to any rights issue, capitalisation issue, capital reorganization or otherwise).

4.4 The Investor and the Controlling Shareholder jointly and severally agree that, unless they have received the prior written consent of the Company, the Controlling Shareholder and (and insofar as the Controlling Shareholder shall have control over the acquisition of the Company's issued share capital) its associates (as defined in the Listing Rules) (including but not limited to the Investor and its associates) shall not acquire any further shares in the capital of the Company such that, as a result of such acquisition, the aggregate holding (direct and indirect) of the Controlling Shareholder and its associates (including but not limited to the Investor and its associates) in the total issued share capital of the Company shall cause the total securities of the Company held by the public (as defined in the Listing Rules) to fall below the required percentage set out in Rule 8.08 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**") or such other percentage as approved by the Hong Kong Stock Exchange and notified to the Investor in writing, as may be applicable to the Company from time to time.

5 ACKNOWLEDGEMENTS AND WARRANTIES

5.1 The Investor agrees, undertakes, acknowledges or confirms (as the case requires) to the Company and each of the Joint Global Coordinators that:

5.1.1 the IPO Price is to be fixed by agreement between the Company and the Joint Global Coordinators (on behalf of the underwriters of the Hong Kong Public Offering and the International Placing (collectively, the "**Underwriters**")) following, and on the basis of, an international "roadshow" and "bookbuilding" process;

5.1.2 this Agreement and the relationship and arrangements between the parties contemplated by this Agreement will be required to be disclosed in public offering documentation and other marketing materials for the Global Offering; specifically, this Agreement will be a material contract required to be filed with regulatory authorities, discussed in correspondence with the relevant regulators and/or made available for public inspection in connection with the Global Offering;

5.1.3 (A) it has conducted its own investigation with respect to the Company and the Investor Shares; (B) it has consulted its own independent advisers or otherwise has satisfied itself concerning, without limitation, the tax, legal, currency and other economic considerations related to the investment in the Investor Shares to the extent it has considered necessary or appropriate, and (C) has not relied and will not be entitled to rely on any legal opinion, due diligence review or investigation or other advice given or performed by any of the Company, the Joint Global Coordinators or the Underwriters or their respective subsidiaries, agents, affiliates or advisers in connection with the Global Offering;

5.1.4 notwithstanding that any information or materials concerning the Company (whether prepared by the Company, the Joint Global Coordinators or their respective subsidiaries, agents, affiliates or advisers) may have been furnished to it by or on behalf of the Company on or before the date hereof (collectively, the "**evaluation materials**"), none of the Company, the Joint Global Coordinators, or the Underwriters or their respective subsidiaries, agents or affiliates or advisers have made or make any representation or warranty as to the accuracy or completeness of the evaluation materials, and none of them has or will have any liability to it or its representatives or advisers due to the use by such persons of the evaluation materials;

5.1.5 it has obtained or will obtain any consent, approval or authorisation required for its agreement to purchase and accept delivery of the Investor Shares;

5.1.6 as far as it is aware, it is not and will not immediately after the Investor receiving the Investor Shares be, a "connected person" of the Company as defined in the Listing Rules;

5.1.7 the Investor will accept the Investor Shares on and subject to the terms and conditions of the Articles of Association of the Company;

5.1.8 the Company, the Joint Global Coordinators and the Underwriters, their respective subsidiaries, agents, affiliates and advisers have not made any warranty, representation or recommendation to it as to the merits of the Investor Shares, the purchase or offer thereof, or as to the condition, financial or otherwise, of the Company or its subsidiaries or as to any other matter relating thereto or in connection therewith;

5.1.9 the Global Offering may or may not be completed and none of the Company, the Joint Global Coordinators or the Underwriters, or their respective subsidiaries, agents, affiliates or advisers, shall be liable in any way to it if the Global Offering is not duly completed for any reason;

5.1.10 it is not a U.S. person (as defined in Rule 902 of Regulation S under the Securities Act) and the Investor is acquiring the Investor Shares in an offshore transaction within the meaning of the said Regulation S for its own account and not with a view to distribution;

5.1.11 it understands that the Investor Shares have not been and will not be registered under the Securities Act and may not be offered, sold, pledged or transferred within the United States or to, or for the account or benefit of, U.S. persons (as defined in Rule 902 of Regulation S under the Securities Act), except pursuant to an effective registration statement or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act;

5.1.12 the Investor is a "professional investor" as defined in Part 1 of Schedule 1 to the Securities and Futures Ordinance of the laws of Hong Kong;

5.1.13 it understands that the foregoing representations and acknowledgements contained in Clauses 5.1.5, 5.1.6, 5.1.7, 5.1.10, 5.1.11, and 5.1.12 may be required in connection with the United States, Hong Kong and other securities laws. It acknowledges that the Company, the Joint Global Coordinators and the Underwriters, and their respective subsidiaries, agents, affiliates and advisers, will rely upon the truth and accuracy of such representations and acknowledgements, and it agrees to notify the Company and the Joint Global Coordinators promptly in writing if any of the representations or acknowledgements in such Clauses ceases to be accurate and complete or becomes misleading in any material respect on or prior to the Delivery Date;

5.1.14 the Company and the Joint Global Coordinators shall have the absolute discretion to change or adjust the number of H Shares comprising the Hong Kong Public Offering and/or the International Placing;

5.1.15 any trading in the H Shares is subject to compliance with applicable laws and regulations, including the restrictions on dealing in shares under the Securities and Futures Ordinance of the laws of Hong Kong, the Listing Rules and any other applicable laws, model codes or stock exchange rule; and

5.1.16 it has received (and may in future receive) information that may constitute material, non-public information in connection with its investment in (and holding of) the Investor Shares, and it will not, and will use its reasonable endeavours to procure that its affiliates, directors, officers, employees, advisers and representatives do not, purchase, sell or otherwise trade, directly or indirectly, in the shares of the Company in a manner that could result in any violation of the securities laws of the United States, Hong Kong or any other applicable jurisdiction relevant to such dealing.

5.2 Each of the Investor and the Controlling Shareholder warrants that:

5.2.1 it has been duly incorporated and is validly existing under the laws of the British Virgin Islands (in relation to the Investor) and Hong Kong (in relation to the Controlling Shareholder);

5.2.2 it has full power, authority and capacity, and has taken all actions required to enter into and perform its obligations under this Agreement;

5.2.3 the acquisition of the Investor Shares shall not contravene or result in a contravention of the laws of any jurisdiction to which the Investor is subject in respect of the transactions contemplated under this Agreement or which may otherwise be applicable to the Investor in connection with its subscription for the Investor Shares;

5.2.4 the Investor is acquiring the Investor Shares as principal and for investment purposes;

5.2.5 it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Investor Shares;

5.2.6 its acquisition of and investment in the Investor Shares complies with the provisions of paragraph 5 of Appendix 6 (Placing Guidelines for Equity Securities) to the Listing Rules;

5.2.7 it will not subscribe for H Shares under the Hong Kong Public Offering; and

5.2.8 the Investor is a wholly-owned subsidiary of the Controlling Shareholder.

Each of the above warranties shall be construed as a separate warranty and shall be deemed to be repeated as at the Delivery Date.

5.3 The Company warrants to the Investor and the Controlling Shareholder in the terms of the warranties as set out in Schedule 2 ("**Warranties**"). Each of the Warranties shall be construed as a separate warranty and shall be deemed to be repeated as at the Delivery Date.

5.4 In consideration of the Company and the Joint Global Coordinators entering into this Agreement, the Controlling Shareholder hereby unconditionally and irrevocably guarantees to the Company and the Joint Global Coordinators the due and punctual performance and observance by the Investor of all its obligations, agreements, acknowledgements, confirmations, undertakings and warranties under or pursuant to this Agreement. The liability of the Controlling Shareholder as aforesaid shall not be released or diminished by any arrangements or alterations of terms or any forebearance, neglect or delay in seeking performance of the obligations hereby imposed or any granting of time for such performance. The Controlling Shareholder further agrees with the Company and the Joint Global Coordinators to be liable as principal debtor as if it had entered into all undertakings, agreements and other obligations and made all acknowledgements and confirmations herein with and to the Company and/or the Joint Global Coordinators and that this guarantee is in addition to and without prejudice to and not in substitution for any rights or security which the Company and/or the Joint Global Coordinators may have for the performance or observance of the obligations, agreements, acknowledgements, confirmations, undertakings and warranties of the Investor under or in connection with this Agreement.

6 ANNOUNCEMENTS AND CONFIDENTIALITY

6.1 Each of the parties hereto shall not make any public announcement concerning this Agreement or the transactions contemplated herein or any other arrangement involving the Company, the Investor and the Controlling Shareholder without the prior written consent of the other parties hereto. Notwithstanding the foregoing, this Agreement may be disclosed:

6.1.1 to the Hong Kong Stock Exchange, and the relationship between the Company, the Investor and the Controlling Shareholder may be described in the Hong Kong prospectus, international offering circular and announcements to be issued by the Company for or in connection with the Global Offering;

6.1.2 to the legal, financial and other advisers and employees of the parties hereto on a need-to-know basis and provided that such parties agree to comply with such confidentiality obligation herein; and

6.1.3 otherwise by any party hereto as may be required by any law, rules or regulations, regulatory authority with jurisdiction over such party (including, without limitation, submitting this Agreement as a material contract to the Hong Kong Companies Registry for registration and making it available for inspection by the public in accordance with the Companies Ordinance of the laws of Hong Kong and the Listing Rules).

No other reference or disclosure shall be made regarding this Agreement or any ancillary matters hereto by the Investor or the Controlling Shareholder, except where it shall have

consulted the Company in advance to seek the Company's prior written consent.

6.2 Each of the Investor and the Controlling Shareholder warrants that the description in relation to it set out in Schedule 3 or such other description as may be further agreed between the parties in good faith (the "**Description**") is true and accurate in all material respects and is not misleading in any material respect. Each of the Investor and the Controlling Shareholder irrevocably consents to the mention and inclusion in the Hong Kong prospectus and the international offering circular to be issued by the Company in connection with the Global Offering and such other announcements which may be issued by the Company (the "**Public Documents**") of its name and all or part of the Description in the public offering documentation and other marketing materials for the Global Offering. Each of the Investor and the Controlling Shareholder undertakes promptly to provide such further information and/or supporting documentation relating to it, its ownership and/or otherwise relating to the matters referred thereto which may reasonably be required by the Company to (i) update the description of the Investor in the Public Documents subsequent to the date of this Agreement and (ii) enable the Company to comply with applicable companies or securities registration and/or the requests of competent regulatory authorities, including without limitation the Hong Kong Stock Exchange and the Securities and Futures Commission of Hong Kong (collectively, the "**Securities Regulators**").

7 UNDERTAKINGS

The Investor, the Controlling Shareholder, the Joint Global Coordinators and the Company shall cooperate with respect to any notifications to, or consents and/or approvals of, third parties, including the Securities Regulators, which are or may be required for the purposes of, or in connection with, this Agreement.

8 MISCELLANEOUS

8.1 The Joint Global Coordinators shall keep the Investor and the Controlling Shareholder regularly informed verbally of the progress of the Global Offering up to the Delivery Date. Such verbal communication shall be made by a designee of the Joint Global Coordinators to a designee of the Investor and the Controlling Shareholder, such designees to be notified to the other party in accordance with Clause 11. Subject to the preceding sentences of this Clause 8.1, the provision of such information, as regards its form, content, timing and otherwise, shall be in the absolute discretion of the Joint Global Coordinators. Whilst the Joint Global Coordinators will exercise reasonable care in providing such information as aforesaid, it will have no liability to the Investor, the Controlling Shareholder or any other party to this Agreement whether as a result of the provision or non-provision of any such information, or of the Investor's or the Controlling Shareholder's reliance on any such information, or otherwise however arising therefrom.

8.2 Each party shall pay its own expenses, including any legal and advisory fees, in connection with this Agreement and the transactions contemplated herein.

8.3 In this Agreement, references to Clauses and Schedules are to clauses of and schedules to this Agreement, the Schedules shall form an integral part of this Agreement, "business day" means a day (excluding Saturdays and Sundays) on which licensed banks in Hong Kong are generally open for normal banking business and "Hong Kong" shall mean the "Hong Kong Special Administrative Region of the People's Republic of China".

9 VALID AND BINDING AGREEMENT

Each of the parties confirms and represents that this Agreement has been duly authorised, executed and delivered by it and constitutes its legal, valid and binding obligation and that all

requisite corporate, shareholder or other consents, approvals and authorisations have been obtained by such party for the performance of its obligations under this Agreement.

10 ALTERATION AND TERMINATION

10.1 No alteration to, or variation of, this Agreement shall be effective unless agreed by all the parties hereto in writing.

10.2 The rights and obligations of the parties under this Agreement shall lapse and be of no further effect if the Delivery Date does not occur on or before 28 February 2007 and the Investor and the Controlling Shareholder shall not be entitled to pursue any claims under this Agreement against the Company, the Joint Global Coordinators or the Underwriters, or their respective subsidiaries, agents, affiliates or advisers, including without limitation, any claims based on any breach of the Warranties, provided that the Joint Global Coordinators shall procure the refund in full of the purchase monies already paid by the Investor hereunder, if any, within one business day of such termination without interest.

11 NOTICES

11.1 All notices delivered hereunder shall be in writing in accordance with Clause 11.2 and shall be communicated to the following addresses:

If to the Company:
No.1 Huangsidajie, Chaoyang District,
Beijing, PRC

Facsimile: (8610) 8225 6484
For the attention of: Qun Jiang

If to the Investor or the Controlling Shareholder:
7th Cheung Kong Center, 2 Queen's Road Central, Hong Kong

Facsimile: (852) 2128 8001
For the attention of: The Company Secretary

If to CICC:
28th Floor, China World Tower 2, No.1 Jianguomenwai Avenue, Beijing, China.

Facsimile: (86 10) 6505 1156
For the attention of: Junbao Shan

If to CG:
50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong.
Facsimile: (852) 3018 7139
For the attention of: Sheng Wu

If to MS:
30th Floor, Three Exchange Square, Central, Hong Kong.
Facsimile: (852) 3407 5361
For the attention of: Qi Fan

11.2 Any such notice shall be served by sending it by hand, by facsimile or by pre-paid post. Any notice shall be deemed to have been delivered, if delivered by hand, when delivered and if sent

by facsimile, on receipt of confirmation of successful transmission and if sent by pre-paid post, (in the absence of evidence of earlier receipt) 48 hours after it was posted (or six days if sent by air mail). Any notice received on a day which is not a business day shall be deemed to be received on the next following business day.

12 COUNTERPARTS

12.1 This Agreement may be executed by the parties in counterparts.

13 ENTIRE AGREEMENT

13.1 This Agreement together with its schedules supercedes any previous agreement, whether oral or written, among the parties in relation to the matters dealt with in this Agreement and represents the entire understanding among the parties in relation thereto.

14 SERVICE OF PROCESS

14.1 The Investor hereby appoints Cheung Kong Investment Company Limited of 7th Cheung Kong Center, 2 Queen's Road Central, Hong Kong (the "**Investor Agent**") to accept service of all legal process arising out of or in connection with this Agreement and service on the Investor Agent shall be deemed to be service on the Investor.

14.2 The Company hereby appoints Li Di of Room 2608, 26th Floor, Office Tower Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong (the "**Company Agent**") to accept service of all legal process arising out of or in connection with this Agreement and service on the Company Agent shall be deemed to be service on the Company.

14.3 CICC hereby appoints China International Capital Corporation (Hong Kong) Limited of Suite 2307, 23/F, One International Finance Centre, 1, Harbour View Street, Central, Hong Kong (the "**CICC Agent**") to accept service of all legal process arising out of or in connection with this Agreement and service on the CICC Agent shall be deemed to be service on CICC.

15 GOVERNING LAW

15.1 This Agreement shall be governed by, and construed in accordance with, the laws of Hong Kong.

15.2 Each party hereto submits to the non-exclusive jurisdiction of the Hong Kong courts.

SCHEDULE 1
INVESTOR SHARES

For the purpose of this Agreement, the "**Investor Shares**" means the aggregate of the maximum number of H Shares that may be purchased with US$50 million at the IPO Price, rounded down to the nearest board lot of 1,000 H Shares.

Both the IPO Price and the exact number of Investor Shares shall be determined by the Joint Global Coordinators and the Company, and such determination shall be, in the absence of manifest error, conclusive.

The actual number of Investor Shares and the extent to which the Investor Shares form part of the Global Offering will be notified to the Investor by the Joint Global Coordinators in writing as soon as practicable after the determination of the IPO Price.

SCHEDULE 2
WARRANTIES OF THE COMPANY

(a) The Company has been duly incorporated and is validly existing under the laws of the People's Republic of China and its branch office in Hong Kong has been duly registered under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong);

(b) The Company, has full power, authority and capacity, and has taken all actions and obtained all licences, approvals and consents required to enter into and perform its obligations under this Agreement, including the issue of the Investor Shares;

(c) The placing and allocation of the Investor Shares pursuant to the terms hereof shall not contravene or result in a contravention of the laws of any jurisdiction to which the Company is subject in respect of the transactions contemplated under this Agreement or which may otherwise be applicable to it in connection with such placing or allocation of the Investor Shares; and

(d) The Investor Shares, subject to payment, will when issued be credited as fully paid and free from all options, liens, charges, mortgages, pledges, claims, equities, encumbrances and other third party rights and shall rank *pari passu* in all respects with the H Shares then in issue and to be listed on the Main Board of the Hong Kong Stock Exchange.

SCHEDULE 3
DESCRIPTION OF THE INVESTOR

Description of Investor for insertion in the prospectus:

By a corporate placing agreement dated [•] entered into with the Company and the Joint Global Coordinators, Ideal Offer Limited has conditionally agreed to acquire such maximum number of H Shares (rounded down to the nearest whole board lot of [1,000] H Shares) as may be purchased at the IPO Price with US$50 million subject to and in accordance with the terms of such agreement. Assuming an IPO Price of HK$[•] [(being the mid point of the offer range set out in this prospectus)], and using the exchange rate of HK$7.80 to US$1.00, the total number of H Shares that Ideal Offer Limited will acquire is [•], representing approximately [•]% of the H Shares outstanding upon the completion of the Global Offering (assuming the Over-allotment Option is not exercised).

Ideal Offer Limited is an indirect wholly-owned subsidiary of Cheung Kong (Holdings) Limited. Cheung Kong (Holdings) Limited is a company listed on the Main Board of the Hong Kong Stock Exchange, and its principal activities are investment holding, property development and investment, hotel and serviced suite operation, property and project management and investments in securities.

IN WITNESS of the agreement set out above, each of the parties has executed this Agreement by its duly authorised signatory on the date set out at the beginning.

SIGNED FOR AND ON BEHALF OF
CHINA COAL ENERGY COMPANY LIMITED

by: ______________________________
Name: Jing Tianliang
Title: Chairman

SIGNED FOR AND ON BEHALF OF
IDEAL OFFER LIMITED

by: ______________________________
Name: Ip Tak Chuen, Edmond
Title: Director

SIGNED FOR AND ON BEHALF OF
CHEUNG KONG (HOLDINGS) LIMITED

by: ______________________________
Name: Ip Tak Chuen, Edmond and Pau Yee Wan, Ezra
Title: Directors

SIGNED FOR AND ON BEHALF OF
CHINA INTERNATIONAL CAPITAL CORPORATION LIMITED

by: ______________________________
Name: ZHANG XIAOMING
Title: MD

SIGNED FOR AND ON BEHALF OF
CITIGROUP GLOBAL MARKETS ASIA LIMITED

by: ______________________________
Name: WILLY LIU
Title: MD

SIGNED FOR AND ON BEHALF OF
MORGAN STANLEY DEAN WITTER ASIA LIMITED

by: ______________________________
Name: George Taylor
Title: Executive Director


RECEIVED

Dated 29 November 2006

CHINA COAL ENERGY COMPANY LIMITED

CHINA LIFE INSURANCE (GROUP) COMPANY

CHINA INTERNATIONAL CAPITAL CORPORATION LIMITED

CITIGROUP GLOBAL MARKETS ASIA LIMITED

MORGAN STANLEY DEAN WITTER ASIA LIMITED

CORPORATE PLACING AGREEMENT

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road, Central
Hong Kong

TABLE OF CONTENTS

Clause		Pages No.
1	INVESTMENT	2
2	CONDITIONS	2
3	CLOSING	2
4	RESTRICTIONS ON DISPOSAL BY THE INVESTOR	3
5	ACKNOWLEDGEMENTS AND WARRANTIES	4
6	ANNOUNCEMENTS AND CONFIDENTIALITY	7
7	UNDERTAKINGS	8
8	MISCELLANEOUS	8
9	VALID AND BINDING AGREEMENT	8
10	ALTERATION AND TERMINATION	8
11	NOTICES	8
12	COUNTERPARTS	9
13	ENTIRE AGREEMENT	9
14	GOVERNING LAW	9
SCHEDULE 1 INVESTOR SHARES		10
SCHEDULE 2 WARRANTIES OF THE COMPANY		11

THIS CORPORATE PLACING AGREEMENT is made on 29 November 2006

BY AND AMONG:-

1. **CHINA COAL ENERGY COMPANY LIMITED** whose registered office is at No.1 Huangsidajie, Chaoyang District, Beijing, China (the "**Company**");

2. **CHINA LIFE INSURANCE (GROUP) COMPANY** whose registered office is at No.5 west part Guanyingyuan, Xicheng District, Beijing, 100035, China (the "**Investor**");

3. **CHINA INTERNATIONAL CAPITAL CORPORATION LIMITED** whose place of business is at 28th Floor, China World Tower 2, No. 1, Jianguomenwai, Avenue, Beijing, 100004, China ("**CICC**");

4. **CITIGROUP GLOBAL MARKETS ASIA LIMITED** whose registered office is at 50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong ("**CG**"); and

5. **MORGAN STANLEY DEAN WITTER ASIA LIMITED** whose registered office is at 30th Floor, Three Exchange Square, Central, Hong Kong ("**MS**").

   (CICC, CG and MS are collectively known as the "**Joint Global Coordinators**").

WHEREAS:

(A) The Company is applying for a listing for its H shares ("**H Shares**") on the Main Board of The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**"), by way of a global offering (the "**Global Offering**") of H Shares comprising:

   (i) a public offer by the Company of H Shares for subscription in Hong Kong (the "**Hong Kong Public Offering**"); and

   (ii) private placements by the Company of H Shares outside the United States, in offshore transactions to "non-U.S. persons" in reliance on Regulation S ("**Regulation S**") under the Securities Act of 1933, as amended (the "**Securities Act**") , including a public offering without listing in Japan, and in the United States to qualified institutional buyers, as defined in Rule 144A under the Securities Act (collectively, the "**International Placing**").

(B) The Investor wishes to make an equity investment in the Company as part of the Global Offering subject to and on the basis and terms set out in this Agreement.

IT IS AGREED as follows:

1 INVESTMENT

1.1 Subject to the conditions specified in this Agreement, the Investor will acquire the Investor Shares (defined below) at the IPO Price (defined below) under and as part of the International Placing.

1.2 Each of the Company and the Joint Global Coordinators agrees that the Investor shall be placed and allocated the Investor Shares (defined below) at the IPO Price. Subject to Clause 2, the Investor shall pay the aggregate amount of the IPO Price for the number of Investor Shares determined in accordance with Schedule 1 to this Agreement, together with a brokerage fee of 1%, the SFC transaction levy of 0.004% and the Hong Kong Stock Exchange trading fee of 0.005% in respect of the Investor Shares in the manner as stated in Clause 3.1.

1.3 For the purposes of this Agreement, the "**Investor Shares**" means such number of H Shares offered by the Company to the Investor in the International Placing and as calculated in accordance with Schedule 1 to this Agreement; and the "**IPO Price**" means the price per H Share at which H Shares are acquired by investors under the International Placing and the Hong Kong Public Offering, expressed in Hong Kong dollars, and to be determined as set forth in Clause 5.1.1 (which price excludes a brokerage fee of 1%, the SFC transaction levy of 0.004% and the Hong Kong Stock Exchange trading fee of 0.005%).

2 CONDITIONS

2.1 The Investor's agreement in Clause 1 (and the right of the Investor to acquire the Investor Shares) is conditional upon underwriting agreements for each of the Hong Kong Public Offering and the International Placing being entered into and having become effective and unconditional (in accordance with their respective original terms or as subsequently varied by agreement of the relevant parties).

3 CLOSING

3.1 Subject to Clause 2, the Investor will acquire, through the Joint Global Coordinators or their respective selling agents, and, subject to Clause 3.3, the Company will issue to the Investor through the Joint Global Coordinators or their selling agents, the Investor Shares at the IPO Price on the Delivery Date (defined below) pursuant to, and as part of, the International Placing.

3.2 The Investor shall make payment for the Investor Shares (together with the brokerage fee of 1%, the SFC transaction levy of 0.004% and the Hong Kong Stock Exchange trading fee of 0.005%) in full and without deduction by same day value to be credited on the Delivery Date to such Hong Kong dollar bank account as may be notified to the Investor by the Joint Global Coordinators in writing no later than two clear business day prior to the due date for payment, which notice shall include, inter alia, the payment account details and the total amount payable by the Investor hereunder.

3.3 For the purpose of this clause, the "**Delivery Date**" means 9:00 a.m. on the date on which the H Shares are first listed on the Hong Kong Stock Exchange (the "**Listing Date**") or such later time or date (which shall not be later than 31 days after the date on which the H Shares are first listed on the Hong Kong Stock Exchange) as the Joint Global Coordinators may notify the Investor by not less than two clear business days' prior written notice (a "**Deferred Settlement Date**"), at which time and date payment by the Investor for the Investor Shares (together with the brokerage fee of 1%, the SFC transaction levy of 0.004% and the Hong Kong Stock Exchange

trading fee of 0.005%) shall become due and payable and:

(a) if the Delivery Date shall take place on the Listing Date, the Company will issue the Investor Shares to the Investor; or

(b) if the Delivery Date shall take place on a Deferred Settlement Date, the Joint Global Coordinators will procure the issue or delivery of the Investor Shares to the Investor by exercising the Over-allotment Option (as defined in the Hong Kong prospectus for the Global Offering) or otherwise acquiring sufficient number of Investor Shares from the secondary market.

3.4 The Delivery Date for the Investor Shares is currently expected to be not later than 19 January 2007, but is subject to change. The Joint Global Coordinators shall promptly notify the Investor of any delay in the Delivery Date.

3.5 Delivery of the Investor Shares to the Investor shall be made through Hong Kong Securities Clearing Company Limited for the account of the Investor on the Delivery Date through the international underwriters for the International Placing (the "**International Underwriters**") (or may be delivered in any other manner which the Company, the Joint Global Coordinators and the Investor may agree).

3.6 As an alternative to the deferred delivery arrangements referred to in Clauses 3.1 to 3.5, upon request of the Joint Global Coordinators, the Investor undertakes to negotiate in good faith with the stabilising manager appointed by the Joint Global Coordinators in connection with the Global Offering (the "**Stabilising Manager**") with a view to agreeing the provisions of a stock borrowing agreement on terms reasonably acceptable to both parties, under which the Investor shall agree to lend to the Stabilising Manager such number of the Investor Shares at the Stabilising Manager's option as is equal to or not exceeding the number of the Investor Shares.

4 RESTRICTIONS ON DISPOSAL BY THE INVESTOR

4.1 The Investor agrees that, without the prior written consent of the Company and the Joint Global Coordinators, and save as contemplated under Clause 3.6, it will not, at any time during the period of 12 months following the date of commencement of dealings in the H Shares on the Hong Kong Stock Exchange (the "**Lock-up Period**"), dispose of any of the Relevant Shares (as defined below). After the expiry of the Lock-up Period, the Investor shall first notify the Company before the disposal of any Relevant Shares. The Investor shall use all reasonable endeavours to ensure that any such disposal will not create a disorderly or false market for the H Shares.

4.2 This Clause 4 shall not prevent the Investor from transferring the Relevant Shares to one of its wholly-owned subsidiaries (provided that any such subsidiary be incorporated outside the United States and with its principal place of business outside of the United States) (the "**Investor Subsidiary**") provided that, in all cases: (A) prior written notice of such transfer is provided to the Company and the Joint Global Coordinators, such written notice shall contain the identity of the proposed transferee, its relationship with the Investor and the business of the proposed transferees and (B) such Investor Subsidiary undertakes in writing to, and the Investor hereby irrevocably undertakes to procure that such Investor Subsidiary will, abide by the terms and restrictions in this Agreement imposed on the Investor as if such Investor Subsidiary was itself subject to such terms and restrictions; and (C) if any Investor Subsidiary holding the Relevant Shares is about to or will cease to be a wholly owned subsidiary of the Investor, the Investor shall procure that such entity transfers any such Relevant Shares to the Investor or another Investor Subsidiary before ceasing to be so wholly-owned by the Investor.

4.3 For the purpose of this Clause 4, references to "**dispose of**" or "**disposal**" include in respect of any H Shares, offering, pledging, charging, selling, mortgaging, lending, creating, transferring or otherwise disposing of any legal or beneficial interest (including by the creation of or an agreement to create or selling or granting or agreeing to sell or grant any option or contract to purchase or any warrant or right to purchase) in the H Shares or any securities convertible into or exercisable or exchangeable for such H Shares, or contracting to do so, whether directly or indirectly, or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences or incidents of ownership of such H Shares or securities whether any of the foregoing transactions is to be settled by delivery of, for the purpose of this Agreement, H Shares or such other securities, cash or otherwise; and "**Relevant Shares**" means the Investor Shares and any shares or other securities of the Company which are derived from the Investor Shares (pursuant to any rights issue, capitalisation issue, capital reorganization or otherwise).

4.4 The Investor agrees that, unless it has received the prior written consent of the Company, the Investor and its associates (as defined in the Listing Rules) shall not acquire any further shares in the capital of the Company such that, as a result of such acquisition, the aggregate holding (direct and indirect) of the Investor and its associates in the total issued share capital of the Company shall cause the total securities of the Company held by the public (as defined in the Listing Rules) to fall below the required percentage set out in Rule 8.08 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**") or such other percentage as approved by the Hong Kong Stock Exchange and notified to the Investor, as may be applicable to the Company from time to time.

5 ACKNOWLEDGEMENTS AND WARRANTIES

5.1 The Investor agrees, undertakes, acknowledges or confirms (as the case requires) to the Company and each of the Joint Global Coordinators that:

5.1.1 the IPO Price is to be fixed by agreement between the Company and the Joint Global Coordinators (on behalf of the underwriters of the Hong Kong Public Offering and the International Placing (collectively, the "**Underwriters**")) following, and on the basis of, an international "roadshow" and "bookbuilding" process;

5.1.2 to the extent any of the Investor Shares are transferred to and held by an Investor Subsidiary, the Investor shall cause the Investor Subsidiary to remain a wholly-owned subsidiary of the Investor for so long as such subsidiary continues to hold any of the Investor Shares before the expiry of the Lock-up Period;

5.1.3 this Agreement and the relationship and arrangements between the parties contemplated by this Agreement will be required to be disclosed in public offering documentation and other marketing materials for the Global Offering; specifically, this Agreement will be a material contract required to be filed with regulatory authorities, discussed in correspondence with the relevant regulators and/or made available for public inspection in connection with the Global Offering;

5.1.4 (A) it has conducted its own investigation with respect to the Company and the Investor Shares; (B) it has consulted its own independent advisers or otherwise has satisfied itself concerning, without limitation, the tax, legal, currency and other economic considerations related to the investment in the Investor Shares to the extent it has considered necessary or appropriate, and (C) has not relied and will not be entitled to rely on any legal opinion, due diligence review or investigation or other advice given or

performed by any of the Company, the Joint Global Coordinators or the Underwriters or their respective subsidiaries, agents, affiliates or advisers in connection with the Global Offering;

5.1.5 notwithstanding that any information or materials concerning the Company (whether prepared by the Company, the Joint Global Coordinators or their respective subsidiaries, agents, affiliates or advisers) may have been furnished to the Investor by or on behalf of the Company on or before the date hereof (collectively, the "**evaluation materials**"), none of the Company, the Joint Global Coordinators, or the Underwriters or their respective subsidiaries, agents or affiliates or advisers have made or make any representation or warranty as to the accuracy or completeness of the evaluation materials, and none of them has or will have any liability to the Investor or its representatives or advisers due to the use by such persons of the evaluation materials;

5.1.6 it has obtained or will obtain any consent, approval or authorisation required for its agreement to purchase and accept delivery of the Investor Shares;

5.1.7 as far as the Investor is aware, it is not and will not immediately after receiving the Investor Shares be, a "connected person" of the Company as defined in the Listing Rules;

5.1.8 it will accept the Investor Shares on and subject to the terms and conditions of the Articles of Association of the Company;

5.1.9 the Company, the Joint Global Coordinators and the Underwriters, their respective subsidiaries, agents, affiliates and advisers have not made any warranty, representation or recommendation to it as to the merits of the Investor Shares, the purchase or offer thereof, or as to the condition, financial or otherwise, of the Company or its subsidiaries or as to any other matter relating thereto or in connection therewith;

5.1.10 the Global Offering may or may not be completed and none of the Company, the Joint Global Coordinators or the Underwriters, or their respective subsidiaries, agents, affiliates or advisers, shall be liable in any way to the Investor if the Global Offering is not duly completed for any reason;

5.1.11 it is not a U.S. person (as defined in Rule 902 of Regulation S) and is acquiring the Investor Shares in an offshore transaction within the meaning of Regulation S for its own account and not with a view to distribution;

5.1.12 it understands that the Investor Shares have not been and will not be registered under the Securities Act and may not be offered, sold, pledged or transferred within the United States or to, or for the account or benefit of, U.S. persons (as defined in Rule 902 of Regulation S), except pursuant to an effective registration statement or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act;

5.1.13 the Investor is a "professional investor" as defined in Part 1 of Schedule 1 to the Securities and Futures Ordinance of the laws of Hong Kong;

5.1.14 it understands that the foregoing representations and acknowledgements contained in Clauses 5.1.6, 5.1.7, 5.1.8, 5.1.11, 5.1.12 and 5.1.13 may be required in connection with the United States, Hong Kong and other securities laws. The Investor acknowledges that the Company, the Joint Global Coordinators and the Underwriters, and their

respective subsidiaries, agents, affiliates and advisers, will rely upon the truth and accuracy of such representations and acknowledgements, and it agrees to notify the Company and the Joint Global Coordinators promptly in writing if any of the representations or acknowledgements in Clause 5.1.6, 5.1.7, 5.1.8, 5.1.11, 5.1.12 and 5.1.13 ceases to be accurate and complete or becomes misleading on or prior to the Delivery Date;

5.1.15 the Company and the Joint Global Coordinators shall have the absolute discretion to change or adjust the number of H Shares comprising the Hong Kong Public Offering and/or the International Placing;

5.1.16 any trading in the H Shares is subject to compliance with applicable laws and regulations, including the restrictions on dealing in shares under the Securities and Futures Ordinance of the laws of Hong Kong, the Listing Rules and any other applicable laws, model codes or stock exchange rule; and

5.1.17 the Investor has received (and may in future receive) information that may constitute material, non-public information in connection with its investment in (and holding of) the Investor Shares, and it will not, and will ensure that its affiliates, directors, officers, employees, advisers and representatives do not, purchase, sell or otherwise trade, directly or indirectly, in the shares of the Company in a manner that could result in any violation of the securities laws of the United States, Hong Kong or any other applicable jurisdiction relevant to such dealing.

5.2 The Investor warrants that:

5.2.1 it has been duly incorporated and is validly existing under the laws of the People's Republic of China;

5.2.2 it has full power, authority and capacity, and has taken all actions required to enter into and perform its obligations under this Agreement;

5.2.3 the acquisition of the Investor Shares shall not contravene or result in a contravention of the laws of any jurisdiction to which the Investor is subject in respect of the transactions contemplated under this Agreement or which may otherwise be applicable to the Investor in connection with its subscription for the Investor Shares;

5.2.4 the Investor is acquiring the Investor Shares as principal and for investment purposes;

5.2.5 the Investor has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Investor Shares;

5.2.6 its acquisition of and investment in the Investor Shares complies with the provisions of paragraph 5 of Appendix 6 (Placing Guidelines for Equity Securities) to the Listing Rules; and

5.2.7 it will not subscribe for H Shares under the Hong Kong Public Offering.

Each of the above warranties shall be construed as a separate warranty and shall be deemed to be repeated as at the Delivery Date.

5.3 The Company warrants to the Investor in the terms of the warranties as set out in Schedule 2 ("**Warranties**"). Each of the Warranties shall be construed as a separate warranty and shall be

deemed to be repeated as at the Delivery Date.

6 ANNOUNCEMENTS AND CONFIDENTIALITY

6.1 Each of the parties hereto shall not make any public announcement concerning this Agreement or the transactions contemplated herein or any other arrangement involving the Company and the Investor without the prior written consent of the other parties hereto. Notwithstanding the foregoing, this Agreement may be disclosed:

6.1.1 to the Hong Kong Stock Exchange, and the relationship between the Company and the Investor may be described in the Hong Kong prospectus, international offering circular and announcements to be issued by the Company for or in connection with the Global Offering;

6.1.2 to the legal, financial and other advisers and employees of the parties hereto on a need-to-know basis and provided that such parties agree to comply with such confidentiality obligation herein; and

6.1.3 otherwise by any party hereto as may be required by any law, rules or regulations, regulatory authority with jurisdiction over such party (including, without limitation, submitting this Agreement as a material contract to the Hong Kong Companies Registry for registration and making it available for inspection by the public in accordance with the Companies Ordinance of the laws of Hong Kong and Listing Rules).

No other reference or disclosure shall be made regarding this Agreement or any ancillary matters hereto by the Investor , except where the Investor shall have consulted the Company in advance to seek the Company's prior written consent as to the principle, form and content of such disclosure.

6.2 The Joint Global Coordinators shall use all reasonable endeavours to provide for review by the Investor any statement in the Hong Kong prospectus and the international offering circular to be issued by the Company for or in connection with the Global Offering and such other announcements which may be issued by the Company (the "**Public Documents**") which relates to this Agreement and the general background information on the Investor prior to publication. The Investor shall cooperate with the Company and the Joint Global Coordinators to ensure that all references to it in such Public Documents are true, accurate and not misleading, and shall provide any comments promptly to the Company and the Joint Global Coordinators.

6.3 The Investor warrants that the description in relation to it to be included in such drafts of the Public Documents provided to the Investor from time to time is true and accurate in all material respects and is not misleading. Without prejudice to the provisions of Clause 6.2, the Investor irrevocably consents to the mention and inclusion in the Public Documents of its name and all or part of the description may be included in the public offering documentation and other marketing materials for the Global Offering. The Investor undertakes promptly to provide such further information and/or supporting documentation relating to it, its ownership and/or otherwise relating to the matters referred thereto which may reasonably be required by the Company to (i) update the description of the Investor in the Public Documents subsequent to the date of this Agreement and (ii) enable the Company to comply with applicable companies or securities registration and/or the requests of competent regulatory authorities, including without limitation the Hong Kong Stock Exchange and the Securities and Futures Commission of Hong Kong (collectively, the "**Securities Regulators**").

7 UNDERTAKINGS

The Investor, the Joint Global Coordinators and the Company shall cooperate with respect to any notifications to, or consents and/or approvals of, third parties, including the Securities Regulators, which are or may be required for the purposes of, or in connection with, this Agreement.

8 MISCELLANEOUS

8.1 The Joint Global Coordinators shall keep the Investor regularly informed verbally of the progress of the Global Offering up to the Delivery Date. Such verbal communication shall be made by a designee of the Joint Global Coordinators to a designee of the Investor, such designees to be notified to the other party in accordance with Clause 11. Subject to the preceding sentences of this Clause 8.1, the provision of such information, as regards its form, content, timing and otherwise, shall be in the absolute discretion of the Joint Global Coordinators. Whilst the Joint Global Coordinators will exercise reasonable care in providing such information as aforesaid, it will have no liability to the Investor or any other party to this Agreement whether as a result of the provision or non-provision of any such information, or of the Investor's reliance on any such information, or otherwise however arising therefrom.

8.2 Each party shall pay its own expenses, including any legal and advisory fees, in connection with this Agreement and the transactions contemplated herein.

8.3 In this Agreement, references to Clauses and Schedules are to clauses of and schedules to this Agreement, the Schedules shall form an integral part of this Agreement, "business day" means a day (excluding Saturdays and Sundays) on which licensed banks in Hong Kong are generally open for normal banking business and "Hong Kong" shall mean the "Hong Kong Special Administrative Region of the People's Republic of China".

9 VALID AND BINDING AGREEMENT

Each of the parties confirms and represents that this Agreement has been duly authorised, executed and delivered by it and constitutes its legal, valid and binding obligation and that all requisite corporate, shareholder or other consents, approvals and authorisations have been obtained by such party for the performance of its obligations under this Agreement.

10 ALTERATION AND TERMINATION

10.1 No alteration to, or variation of, this Agreement shall be effective unless agreed by all the parties hereto in writing.

10.2 The rights and obligations of the parties under this Agreement shall lapse and be of no further effect if the Delivery Date does not occur on or before 28 February 2007 and the Investor shall not be entitled to pursue any claims under this Agreement against the Company, the Joint Global Coordinators or the Underwriters, or their respective subsidiaries, agents, affiliates or advisers, including without limitation, any claims based on any breach of the Warranties, provided that the Joint Global Coordinators shall procure the refund in full of the purchase monies already paid by the Investor hereunder, if any, within one business day of such termination without interest.

11 NOTICES

11.1 All notices delivered hereunder shall be in writing in accordance with Clause 11.2 and shall be

communicated to the following addresses:

If to the Company:
No.1 Huangsidajie, Chaoyang District,
Beijing, PRC

Facsimile: (8610) 8225 6484
For the attention of: Qun Jiang

If to the Investor:
No.5 west part Guanyingyuan, Xicheng District
Beijing, PRC

Facsimile: (8610) 88087803
For the attention of: Le Kang, Haining Gao

If to CICC:
28th Floor, China World Tower 2, No.1 Jianguomenwai Avenue, Beijing, China.

Facsimile: (86 10) 6505 1156
For the attention of: Junbao Shan

If to CG:
50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong.
Facsimile: (852) 3018 7139
For the attention of: Sheng Wu

If to MS:
30th Floor, Three Exchange Square, Central, Hong Kong.
Facsimile: (852) 3407 5361
For the attention of: Qi Fan

11.2 Any such notice shall be served by sending it by facsimile machine. Any notice shall be deemed to have been served on receipt of confirmation of successful transmission.

12 COUNTERPARTS

12.1 This Agreement may be executed by the parties in counterparts.

13 ENTIRE AGREEMENT

13.1 This Agreement together with its schedules supercedes any previous agreement, whether oral or written, among the parties in relation to the matters dealt with in this Agreement and represents the entire understanding among the parties in relation thereto.

14 GOVERNING LAW

14.1 This Agreement shall be governed by, and construed in accordance with, the laws of Hong Kong.

14.2 Each party hereto submits to the non-exclusive jurisdiction of the Hong Kong courts.

SCHEDULE 1
INVESTOR SHARES

For the purpose of this Agreement, the " Investor Shares" means the aggregate of the maximum number of H Shares that may be purchased with US$50 million at the IPO Price, rounded to the nearest board lot of H Shares.

Both the IPO Price and the exact number of Investor Shares shall be determined by the Joint Global Coordinators and the Company, and such determination shall be, in the absence of manifest error, conclusive.

The actual number of Investor Shares and the extent to which the Investor Shares form part of the Global Offering will be notified to the Investor by the Joint Global Coordinators as soon as practicable after the determination of the IPO Price.

SCHEDULE 2
WARRANTIES OF THE COMPANY

(a) The Company has been duly incorporated and is validly existing under the laws of the People's Republic of China;

(b) The Company, has full power, authority and capacity, and has taken all actions required to enter into and perform its obligations under this Agreement, including the issue of the Investor Shares; and

(c) The Investor Shares, subject to payment, will when issued be credited as fully paid and free from all options, liens, charges, mortgages, pledges, claims, equities, encumbrances and other third party rights and shall rank *pari passu* with the H Shares then in issue and to be listed on the Hong Kong Stock Exchange.

IN WITNESS of the agreement set out above, each of the parties has executed this Agreement by its duly authorised signatory on the date set out at the beginning.

SIGNED FOR AND ON BEHALF OF
CHINA COAL ENERGY COMPANY LIMITED

by: ______________________________
Name: Jing Tianliang
Title: Chairman

SIGNED FOR AND ON BEHALF OF
CHINA LIFE INSURANCE (GROUP) COMPANY

by: ______________________________
Name:
Title:

SIGNED FOR AND ON BEHALF OF
CHINA INTERNATIONAL CAPITAL CORPORATION LIMITED

by: ______________________________
Name: Zhang Xiaoming
Title: Managing Director

SIGNED FOR AND ON BEHALF OF
CITIGROUP GLOBAL MARKETS ASIA LIMITED

by: ______________________________
Name: WILLY LOU
Title: MD

SIGNED FOR AND ON BEHALF OF
MORGAN STANLEY DEAN WITTER ASIA LIMITED

by: ______________________________
Name: George Taylor
Title: Executive Director

中国人寿保险(集团)公司

授权委托书

兹授权本公司副总裁 时国庆与中煤能源及其主承销商签订《中煤能源H股首次公开发行认股协议》。

本授权书的有效期自本授权委托书签发之日起生效，直至本授权委托书中的全部授权委托事项履行完毕之日终止。

授权委托人：中国人寿保险（集团）公司

法定代表人：

日期：



Dated 29 November 2006

CHINA COAL ENERGY COMPANY LIMITED

CHOW TAI FOOK NOMINEE LIMITED

CHINA INTERNATIONAL CAPITAL CORPORATION LIMITED

CITIGROUP GLOBAL MARKETS ASIA LIMITED

MORGAN STANLEY DEAN WITTER ASIA LIMITED

CORPORATE PLACING AGREEMENT

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road, Central
Hong Kong

TABLE OF CONTENTS

Clause **Pages No.**

1 INVESTMENT 2
2 CONDITIONS 2
3 CLOSING 2
4 RESTRICTIONS ON DISPOSAL BY THE INVESTOR 3
5 ACKNOWLEDGEMENTS AND WARRANTIES 4
6 ANNOUNCEMENTS AND CONFIDENTIALITY 7
7 UNDERTAKINGS 8
8 MISCELLANEOUS 8
9 VALID AND BINDING AGREEMENT 8
10 ALTERATION AND TERMINATION 8
11 NOTICES 8
12 COUNTERPARTS 9
13 ENTIRE AGREEMENT 9
14 GOVERNING LAW 9
SCHEDULE 1 INVESTOR SHARES 10
SCHEDULE 2 WARRANTIES OF THE COMPANY 11

THIS CORPORATE PLACING AGREEMENT is made on 29 **November 2006**

BY AND AMONG:-

1. **CHINA COAL ENERGY COMPANY LIMITED** whose registered office is at No.1 Huangsidajie, Chaoyang District, Beijing, China (the "**Company**");

2. **CHOW TAI FOOK NOMINEE LIMITED** whose registered office is at 31st Floor, New World Tower, 16-18 Queen's Road Central, Hong Kong (the "**Investor**");

3. **CHINA INTERNATIONAL CAPITAL CORPORATION LIMITED** whose place of business is at 28th Floor, China World Tower 2, No. 1, Jianguomenwai, Avenue, Beijing, 100004, China ("**CICC**");

4. **CITIGROUP GLOBAL MARKETS ASIA LIMITED** whose registered office is at 50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong ("**CG**"); and

5. **MORGAN STANLEY DEAN WITTER ASIA LIMITED** whose registered office is at 30th Floor, Three Exchange Square, Central, Hong Kong ("**MS**").

   (CICC, CG and MS are collectively known as the "**Joint Global Coordinators**").

WHEREAS:

(A) The Company is applying for a listing for its H shares ("**H Shares**") on the Main Board of The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**"), by way of a global offering (the "**Global Offering**") of H Shares comprising:

   (i) a public offer by the Company of H Shares for subscription in Hong Kong (the "**Hong Kong Public Offering**"); and

   (ii) private placements by the Company of H Shares outside the United States, in offshore transactions to "non-U.S. persons" in reliance on Regulation S ("**Regulation S**") under the Securities Act of 1933, as amended (the "**Securities Act**") , including a public offering without listing in Japan, and in the United States to qualified institutional buyers, as defined in Rule 144A under the Securities Act (collectively, the "**International Placing**").

(B) The Investor wishes to make an equity investment in the Company as part of the Global Offering subject to and on the basis and terms set out in this Agreement.

IT IS AGREED as follows:

1 INVESTMENT

1.1 Subject to the conditions specified in this Agreement, the Investor will acquire the Investor Shares (defined below) at the IPO Price (defined below) under and as part of the International Placing.

1.2 Each of the Company and the Joint Global Coordinators agrees that the Investor shall be placed and allocated the Investor Shares (defined below) at the IPO Price. Subject to Clause 2, the Investor shall pay the aggregate amount of the IPO Price for the number of Investor Shares determined in accordance with Schedule 1 to this Agreement, together with a brokerage fee of 1%, the SFC transaction levy of 0.004% and the Hong Kong Stock Exchange trading fee of 0.005% in respect of the Investor Shares in the manner as stated in Clause 3.1.

1.3 For the purposes of this Agreement, the "**Investor Shares**" means such number of H Shares offered by the Company to the Investor in the International Placing and as calculated in accordance with Schedule 1 to this Agreement; and the "**IPO Price**" means the price per H Share at which H Shares are acquired by investors under the International Placing and the Hong Kong Public Offering, expressed in Hong Kong dollars, and to be determined as set forth in Clause 5.1.1 (which price excludes a brokerage fee of 1%, the SFC transaction levy of 0.004% and the Hong Kong Stock Exchange trading fee of 0.005%).

2 CONDITIONS

2.1 The Investor's agreement in Clause 1 (and the right of the Investor to acquire the Investor Shares) is conditional upon underwriting agreements for each of the Hong Kong Public Offering and the International Placing being entered into and having become effective and unconditional (in accordance with their respective original terms or as subsequently varied by agreement of the relevant parties).

3 CLOSING

3.1 Subject to Clause 2, the Investor will acquire, through the Joint Global Coordinators or their respective selling agents, and, subject to Clause 3.3, the Company will issue to the Investor through the Joint Global Coordinators or their selling agents, the Investor Shares at the IPO Price on the Delivery Date (defined below) pursuant to, and as part of, the International Placing.

3.2 The Investor shall make payment for the Investor Shares (together with the brokerage fee of 1%, the SFC transaction levy of 0.004% and the Hong Kong Stock Exchange trading fee of 0.005%) in full and without deduction by same day value to be credited on the Delivery Date to such Hong Kong dollar bank account as may be notified to the Investor by the Joint Global Coordinators in writing no later than two clear business day prior to the due date for payment, which notice shall include, inter alia, the payment account details and the total amount payable by the Investor hereunder.

3.3 For the purpose of this clause, the "**Delivery Date**" means 9:00 a.m. on the date on which the H Shares are first listed on the Hong Kong Stock Exchange (the "**Listing Date**") or such later time or date (which shall not be later than 31 days after the date on which the H Shares are first listed on the Hong Kong Stock Exchange) as the Joint Global Coordinators may notify the Investor by not less than two clear business days' prior written notice (a "**Deferred Settlement Date**"), at which time and date payment by the Investor for the Investor Shares (together with the brokerage fee of 1%, the SFC transaction levy of 0.004% and the Hong Kong Stock Exchange

trading fee of 0.005%) shall become due and payable and:

(a) if the Delivery Date shall take place on the Listing Date, the Company will issue the Investor Shares to the Investor; or

(b) if the Delivery Date shall take place on a Deferred Settlement Date, the Joint Global Coordinators will procure the issue or delivery of the Investor Shares to the Investor by exercising the Over-allotment Option (as defined in the Hong Kong prospectus for the Global Offering) or otherwise acquiring sufficient number of Investor Shares from the secondary market.

3.4 The Delivery Date for the Investor Shares is currently expected to be not later than 19 January 2007, but is subject to change. The Joint Global Coordinators shall promptly notify the Investor of any delay in the Delivery Date.

3.5 Delivery of the Investor Shares to the Investor shall be made through Hong Kong Securities Clearing Company Limited for the account of the Investor on the Delivery Date through the international underwriters for the International Placing (the "**International Underwriters**") (or may be delivered in any other manner which the Company, the Joint Global Coordinators and the Investor may agree).

3.6 As an alternative to the deferred delivery arrangements referred to in Clauses 3.1 to 3.5, upon request of the Joint Global Coordinators, the Investor undertakes to negotiate in good faith with the stabilising manager appointed by the Joint Global Coordinators in connection with the Global Offering (the "**Stabilising Manager**") with a view to agreeing the provisions of a stock borrowing agreement on terms reasonably acceptable to both parties, under which the Investor shall agree to lend to the Stabilising Manager such number of the Investor Shares at the Stabilising Manager's option as is equal to or not exceeding the number of the Investor Shares.

4 RESTRICTIONS ON DISPOSAL BY THE INVESTOR

4.1 The Investor agrees that, without the prior written consent of the Company and the Joint Global Coordinators, and save as contemplated under Clause 3.6, it will not, at any time during the period of 12 months following the date of commencement of dealings in the H Shares on the Hong Kong Stock Exchange (the "**Lock-up Period**"), dispose of any of the Relevant Shares (as defined below). After the expiry of the Lock-up Period, the Investor shall first notify the Company before the disposal of any Relevant Shares. The Investor shall use all reasonable endeavours to ensure that any such disposal will not create a disorderly or false market for the H Shares.

4.2 This Clause 4 shall not prevent the Investor from transferring the Relevant Shares to one of its wholly-owned subsidiaries (provided that any such subsidiary be incorporated outside the United States and with its principal place of business outside of the United States) (the "**Investor Subsidiary**") provided that, in all cases: (A) prior written notice of such transfer is provided to the Company and the Joint Global Coordinators, such written notice shall contain the identity of the proposed transferee, its relationship with the Investor and the business of the proposed transferees and (B) such Investor Subsidiary undertakes in writing to, and the Investor hereby irrevocably undertakes to procure that such Investor Subsidiary will, abide by the terms and restrictions in this Agreement imposed on the Investor as if such Investor Subsidiary was itself subject to such terms and restrictions; and (C) if any Investor Subsidiary holding the Relevant Shares is about to or will cease to be a wholly owned subsidiary of the Investor, the Investor shall procure that such entity transfers any such Relevant Shares to the Investor or another Investor Subsidiary before ceasing to be so wholly-owned by the Investor.

4.3 For the purpose of this Clause 4, references to "**dispose of**" or "**disposal**" include in respect of any H Shares, offering, pledging, charging, selling, mortgaging, lending, creating, transferring or otherwise disposing of any legal or beneficial interest (including by the creation of or an agreement to create or selling or granting or agreeing to sell or grant any option or contract to purchase or any warrant or right to purchase) in the H Shares or any securities convertible into or exercisable or exchangeable for such H Shares, or contracting to do so, whether directly or indirectly, or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences or incidents of ownership of such H Shares or securities whether any of the foregoing transactions is to be settled by delivery of, for the purpose of this Agreement, H Shares or such other securities, cash or otherwise; and "**Relevant Shares**" means the Investor Shares and any shares or other securities of the Company which are derived from the Investor Shares (pursuant to any rights issue, capitalisation issue, capital reorganization or otherwise).

4.4 The Investor agrees that, unless it has received the prior written consent of the Company, the Investor and its associates (as defined in the Listing Rules) shall not acquire any further shares in the capital of the Company such that, as a result of such acquisition, the aggregate holding (direct and indirect) of the Investor and its associates in the total issued share capital of the Company shall cause the total securities of the Company held by the public (as defined in the Listing Rules) to fall below the required percentage set out in Rule 8.08 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**") or such other percentage as approved by the Hong Kong Stock Exchange and notified to the Investor, as may be applicable to the Company from time to time.

5 ACKNOWLEDGEMENTS AND WARRANTIES

5.1 The Investor agrees, undertakes, acknowledges or confirms (as the case requires) to the Company and each of the Joint Global Coordinators that:

5.1.1 the IPO Price is to be fixed by agreement between the Company and the Joint Global Coordinators (on behalf of the underwriters of the Hong Kong Public Offering and the International Placing (collectively, the "**Underwriters**")) following, and on the basis of, an international "roadshow" and "bookbuilding" process;

5.1.2 to the extent any of the Investor Shares are transferred to and held by an Investor Subsidiary, the Investor shall cause the Investor Subsidiary to remain a wholly-owned subsidiary of the Investor for so long as such subsidiary continues to hold any of the Investor Shares before the expiry of the Lock-up Period;

5.1.3 this Agreement and the relationship and arrangements between the parties contemplated by this Agreement will be required to be disclosed in public offering documentation and other marketing materials for the Global Offering; specifically, this Agreement will be a material contract required to be filed with regulatory authorities, discussed in correspondence with the relevant regulators and/or made available for public inspection in connection with the Global Offering;

5.1.4 (A) it has conducted its own investigation with respect to the Company and the Investor Shares; (B) it has consulted its own independent advisers or otherwise has satisfied itself concerning, without limitation, the tax, legal, currency and other economic considerations related to the investment in the Investor Shares to the extent it has considered necessary or appropriate, and (C) has not relied and will not be entitled to rely on any legal opinion, due diligence review or investigation or other advice given or

performed by any of the Company, the Joint Global Coordinators or the Underwriters or their respective subsidiaries, agents, affiliates or advisers in connection with the Global Offering;

5.1.5 notwithstanding that any information or materials concerning the Company (whether prepared by the Company, the Joint Global Coordinators or their respective subsidiaries, agents, affiliates or advisers) may have been furnished to the Investor by or on behalf of the Company on or before the date hereof (collectively, the "**evaluation materials**"), none of the Company, the Joint Global Coordinators, or the Underwriters or their respective subsidiaries, agents or affiliates or advisers have made or make any representation or warranty as to the accuracy or completeness of the evaluation materials, and none of them has or will have any liability to the Investor or its representatives or advisers due to the use by such persons of the evaluation materials;

5.1.6 it has obtained or will obtain any consent, approval or authorisation required for its agreement to purchase and accept delivery of the Investor Shares;

5.1.7 as far as the Investor is aware, it is not and will not immediately after receiving the Investor Shares be, a "connected person" of the Company as defined in the Listing Rules;

5.1.8 it will accept the Investor Shares on and subject to the terms and conditions of the Articles of Association of the Company;

5.1.9 the Company, the Joint Global Coordinators and the Underwriters, their respective subsidiaries, agents, affiliates and advisers have not made any warranty, representation or recommendation to it as to the merits of the Investor Shares, the purchase or offer thereof, or as to the condition, financial or otherwise, of the Company or its subsidiaries or as to any other matter relating thereto or in connection therewith;

5.1.10 the Global Offering may or may not be completed and none of the Company, the Joint Global Coordinators or the Underwriters, or their respective subsidiaries, agents, affiliates or advisers, shall be liable in any way to the Investor if the Global Offering is not duly completed for any reason;

5.1.11 it is not a U.S. person (as defined in Rule 902 of Regulation S) and is acquiring the Investor Shares in an offshore transaction within the meaning of Regulation S for its own account and not with a view to distribution;

5.1.12 it understands that the Investor Shares have not been and will not be registered under the Securities Act and may not be offered, sold, pledged or transferred within the United States or to, or for the account or benefit of, U.S. persons (as defined in Rule 902 of Regulation S), except pursuant to an effective registration statement or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act;

5.1.13 the Investor is a "professional investor" as defined in Part 1 of Schedule 1 to the Securities and Futures Ordinance of the laws of Hong Kong;

5.1.14 it understands that the foregoing representations and acknowledgements contained in Clauses 5.1.6, 5.1.7, 5.1.8, 5.1.11, 5.1.12 and 5.1.13 may be required in connection with the United States, Hong Kong and other securities laws. The Investor acknowledges that the Company, the Joint Global Coordinators and the Underwriters, and their

respective subsidiaries, agents, affiliates and advisers, will rely upon the truth and accuracy of such representations and acknowledgements, and it agrees to notify the Company and the Joint Global Coordinators promptly in writing if any of the representations or acknowledgements in Clause 5.1.6, 5.1.7, 5.1.8, 5.1.11, 5.1.12 and 5.1.13 ceases to be accurate and complete or becomes misleading on or prior to the Delivery Date;

5.1.15 the Company and the Joint Global Coordinators shall have the absolute discretion to change or adjust the number of H Shares comprising the Hong Kong Public Offering and/or the International Placing;

5.1.16 any trading in the H Shares is subject to compliance with applicable laws and regulations, including the restrictions on dealing in shares under the Securities and Futures Ordinance of the laws of Hong Kong, the Listing Rules and any other applicable laws, model codes or stock exchange rule; and

5.1.17 the Investor has received (and may in future receive) information that may constitute material, non-public information in connection with its investment in (and holding of) the Investor Shares, and it will not, and will ensure that its affiliates, directors, officers, employees, advisers and representatives do not, purchase, sell or otherwise trade, directly or indirectly, in the shares of the Company in a manner that could result in any violation of the securities laws of the United States, Hong Kong or any other applicable jurisdiction relevant to such dealing.

5.2 The Investor warrants that:

5.2.1 it has been duly incorporated and is validly existing under the laws of Hong Kong;

5.2.2 it has full power, authority and capacity, and has taken all actions required to enter into and perform its obligations under this Agreement;

5.2.3 the acquisition of the Investor Shares shall not contravene or result in a contravention of the laws of any jurisdiction to which the Investor is subject in respect of the transactions contemplated under this Agreement or which may otherwise be applicable to the Investor in connection with its subscription for the Investor Shares;

5.2.4 the Investor is acquiring the Investor Shares as principal and for investment purposes;

5.2.5 the Investor has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Investor Shares;

5.2.6 its acquisition of and investment in the Investor Shares complies with the provisions of paragraph 5 of Appendix 6 (Placing Guidelines for Equity Securities) to the Listing Rules; and

5.2.7 it will not subscribe for H Shares under the Hong Kong Public Offering.

Each of the above warranties shall be construed as a separate warranty and shall be deemed to be repeated as at the Delivery Date.

5.3 The Company warrants to the Investor in the terms of the warranties as set out in Schedule 2 ("**Warranties**"). Each of the Warranties shall be construed as a separate warranty and shall be deemed to be repeated as at the Delivery Date.

6 ANNOUNCEMENTS AND CONFIDENTIALITY

6.1 Each of the parties hereto shall not make any public announcement concerning this Agreement or the transactions contemplated herein or any other arrangement involving the Company and the Investor without the prior written consent of the other parties hereto. Notwithstanding the foregoing, this Agreement may be disclosed:

6.1.1 to the Hong Kong Stock Exchange, and the relationship between the Company and the Investor may be described in the Hong Kong prospectus, international offering circular and announcements to be issued by the Company for or in connection with the Global Offering;

6.1.2 to the legal, financial and other advisers and employees of the parties hereto on a need-to-know basis and provided that such parties agree to comply with such confidentiality obligation herein; and

6.1.3 otherwise by any party hereto as may be required by any law, rules or regulations, regulatory authority with jurisdiction over such party (including, without limitation, submitting this Agreement as a material contract to the Hong Kong Companies Registry for registration and making it available for inspection by the public in accordance with the Companies Ordinance of the laws of Hong Kong and Listing Rules).

No other reference or disclosure shall be made regarding this Agreement or any ancillary matters hereto by the Investor , except where the Investor shall have consulted the Company in advance to seek the Company's prior written consent as to the principle, form and content of such disclosure.

6.2 The Joint Global Coordinators shall use all reasonable endeavours to provide for review by the Investor any statement in the Hong Kong prospectus and the international offering circular to be issued by the Company for or in connection with the Global Offering and such other announcements which may be issued by the Company (the "**Public Documents**") which relates to this Agreement and the general background information on the Investor prior to publication. The Investor shall cooperate with the Company and the Joint Global Coordinators to ensure that all references to it in such Public Documents are true, accurate and not misleading, and shall provide any comments promptly to the Company and the Joint Global Coordinators.

6.3 The Investor warrants that the description in relation to it to be included in such drafts of the Public Documents provided to the Investor from time to time is true and accurate in all material respects and is not misleading. Without prejudice to the provisions of Clause 6.2, the Investor irrevocably consents to the mention and inclusion in the Public Documents of its name and all or part of the description may be included in the public offering documentation and other marketing materials for the Global Offering. The Investor undertakes promptly to provide such further information and/or supporting documentation relating to it, its ownership and/or otherwise relating to the matters referred thereto which may reasonably be required by the Company to (i) update the description of the Investor in the Public Documents subsequent to the date of this Agreement and (ii) enable the Company to comply with applicable companies or securities registration and/or the requests of competent regulatory authorities, including without limitation the Hong Kong Stock Exchange and the Securities and Futures Commission of Hong Kong (collectively, the "**Securities Regulators**").

7 UNDERTAKINGS

The Investor, the Joint Global Coordinators and the Company shall cooperate with respect to any notifications to, or consents and/or approvals of, third parties, including the Securities Regulators, which are or may be required for the purposes of, or in connection with, this Agreement.

8 MISCELLANEOUS

8.1 The Joint Global Coordinators shall keep the Investor regularly informed verbally of the progress of the Global Offering up to the Delivery Date. Such verbal communication shall be made by a designee of the Joint Global Coordinators to a designee of the Investor, such designees to be notified to the other party in accordance with Clause 11. Subject to the preceding sentences of this Clause 8.1, the provision of such information, as regards its form, content, timing and otherwise, shall be in the absolute discretion of the Joint Global Coordinators. Whilst the Joint Global Coordinators will exercise reasonable care in providing such information as aforesaid, it will have no liability to the Investor or any other party to this Agreement whether as a result of the provision or non-provision of any such information, or of the Investor's reliance on any such information, or otherwise however arising therefrom.

8.2 Each party shall pay its own expenses, including any legal and advisory fees, in connection with this Agreement and the transactions contemplated herein.

8.3 In this Agreement, references to Clauses and Schedules are to clauses of and schedules to this Agreement, the Schedules shall form an integral part of this Agreement, "business day" means a day (excluding Saturdays and Sundays) on which licensed banks in Hong Kong are generally open for normal banking business and "Hong Kong" shall mean the "Hong Kong Special Administrative Region of the People's Republic of China".

9 VALID AND BINDING AGREEMENT

Each of the parties confirms and represents that this Agreement has been duly authorised, executed and delivered by it and constitutes its legal, valid and binding obligation and that all requisite corporate, shareholder or other consents, approvals and authorisations have been obtained by such party for the performance of its obligations under this Agreement.

10 ALTERATION AND TERMINATION

10.1 No alteration to, or variation of, this Agreement shall be effective unless agreed by all the parties hereto in writing.

10.2 The rights and obligations of the parties under this Agreement shall lapse and be of no further effect if the Delivery Date does not occur on or before 28 February 2007 and the Investor shall not be entitled to pursue any claims under this Agreement against the Company, the Joint Global Coordinators or the Underwriters, or their respective subsidiaries, agents, affiliates or advisers, including without limitation, any claims based on any breach of the Warranties, provided that the Joint Global Coordinators shall procure the refund in full of the purchase monies already paid by the Investor hereunder, if any, within one business day of such termination without interest.

11 NOTICES

11.1 All notices delivered hereunder shall be in writing in accordance with Clause 11.2 and shall be

communicated to the following addresses:

If to the Company:
No.1 Huangsidajie, Chaoyang District,
Beijing, PRC

Facsimile: (8610) 8225 6484
For the attention of: Qun Jiang

If to the Investor:
Chow Tai Fook Nominee Limited
31st Floor, New World Tower
16-18 Queen's Road Central
Hong Kong

Facsimile: (852) 2537 6701
For the attention of: Michael Pei

If to CICC:
28th Floor, China World Tower 2, No.1 Jianguomenwai Avenue, Beijing, China.

Facsimile: (86 10) 6505 1156
For the attention of: Junbao Shan

If to CG:
50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong.
Facsimile: (852) 3018 7139
For the attention of: Sheng Wu

If to MS:
30th Floor, Three Exchange Square, Central, Hong Kong.
Facsimile: (852) 3407 5361
For the attention of: Qi Fan

11.2 Any such notice shall be served by sending it by facsimile machine. Any notice shall be deemed to have been served on receipt of confirmation of successful transmission.

12 COUNTERPARTS

12.1 This Agreement may be executed by the parties in counterparts.

13 ENTIRE AGREEMENT

13.1 This Agreement together with its schedules supercedes any previous agreement, whether oral or written, among the parties in relation to the matters dealt with in this Agreement and represents the entire understanding among the parties in relation thereto.

14 GOVERNING LAW

14.1 This Agreement shall be governed by, and construed in accordance with, the laws of Hong Kong.

14.2 Each party hereto submits to the non-exclusive jurisdiction of the Hong Kong courts.

SCHEDULE 1
INVESTOR SHARES

For the purpose of this Agreement, the " Investor Shares" means the aggregate of the maximum number of H Shares that may be purchased with US$50 million at the IPO Price, rounded to the nearest board lot of H Shares.

Both the IPO Price and the exact number of Investor Shares shall be determined by the Joint Global Coordinators and the Company, and such determination shall be, in the absence of manifest error, conclusive.

The actual number of Investor Shares and the extent to which the Investor Shares form part of the Global Offering will be notified to the Investor by the Joint Global Coordinators as soon as practicable after the determination of the IPO Price.

SCHEDULE 2
WARRANTIES OF THE COMPANY

(a) The Company has been duly incorporated and is validly existing under the laws of the People's Republic of China;

(b) The Company, has full power, authority and capacity, and has taken all actions required to enter into and perform its obligations under this Agreement, including the issue of the Investor Shares; and

(c) The Investor Shares, subject to payment, will when issued be credited as fully paid and free from all options, liens, charges, mortgages, pledges, claims, equities, encumbrances and other third party rights and shall rank *pari passu* with the H Shares then in issue and to be listed on the Hong Kong Stock Exchange.

IN WITNESS of the agreement set out above, each of the parties has executed this Agreement by its duly authorised signatory on the date set out at the beginning.

SIGNED FOR AND ON BEHALF OF
CHINA COAL ENERGY COMPANY LIMITED

by: ______________________
Name: Jing Tianliang
Title: Chairman

SIGNED FOR AND ON BEHALF OF
CHOW TAI FOOK NOMINEE LIMITED

by: ______________________
Name: Cheng Kam Biu
Title: Authorized Signer

SIGNED FOR AND ON BEHALF OF
CHINA INTERNATIONAL CAPITAL CORPORATION LIMITED

by: ______________________
Name: Zhang Xiaoming
Title: Managing Director

SIGNED FOR AND ON BEHALF OF
CITIGROUP GLOBAL MARKETS ASIA LIMITED

by: ______________________
Name: WILLY LIU
Title: MD

SIGNED FOR AND ON BEHALF OF
MORGAN STANLEY DEAN WITTER ASIA LIMITED

by: ______________________
Name: George Taylor
Title: Executive Director



Dated 29 November 2006

CHINA COAL ENERGY COMPANY LIMITED

CRANWIN INVESTMENTS LTD

CITIC PACIFIC LIMITED

CHINA INTERNATIONAL CAPITAL CORPORATION LIMITED

CITIGROUP GLOBAL MARKETS ASIA LIMITED

MORGAN STANLEY DEAN WITTER ASIA LIMITED

CORPORATE PLACING AGREEMENT

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road, Central
Hong Kong

TABLE OF CONTENTS

Clause		Pages No.
1	INVESTMENT	2
2	CONDITIONS	2
3	CLOSING	2
4	RESTRICTIONS ON DISPOSAL BY THE INVESTOR	3
5	ACKNOWLEDGEMENTS AND WARRANTIES	4
6	ANNOUNCEMENTS AND CONFIDENTIALITY	7
7	UNDERTAKINGS	8
8	MISCELLANEOUS	8
9	VALID AND BINDING AGREEMENT	9
10	ALTERATION AND TERMINATION	9
11	NOTICES	9
12	COUNTERPARTS	10
13	ENTIRE AGREEMENT	10
14	SERVICE OF PROCESS	10
15	GOVERNING LAW	10
SCHEDULE 1 INVESTOR SHARES		11
SCHEDULE 2 WARRANTIES OF THE COMPANY		12

THIS CORPORATE PLACING AGREEMENT is made on 29 **November 2006**

BY AND AMONG:-

1. **CHINA COAL ENERGY COMPANY LIMITED** whose registered office is at No.1 Huangsidajie, Chaoyang District, Beijing, China (the "**Company**");

2. **CRANWIN INVESTMENTS LTD** whose registered office is at Arias, Fabrega & Fabrega Trust Co. BVI Limited, 325 Waterfront Drive, Road Town, Tortola, British Virgin Islands (the "**Investor**");

3. **CITIC PACIFIC LIMITED** whose registered office is at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong (the "**Controlling Shareholder**");

4. **CHINA INTERNATIONAL CAPITAL CORPORATION LIMITED** whose place of business is at 28th Floor, China World Tower 2, No. 1, Jianguomenwai, Avenue, Beijing, 100004, China ("**CICC**");

5. **CITIGROUP GLOBAL MARKETS ASIA LIMITED** whose registered office is at 50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong ("**CG**"); and

6. **MORGAN STANLEY DEAN WITTER ASIA LIMITED** whose registered office is at 30th Floor, Three Exchange Square, Central, Hong Kong ("**MS**").

   (CICC, CG and MS are collectively known as the "**Joint Global Coordinators**").

WHEREAS:

(A) The Company is applying for a listing for its H shares ("**H Shares**") on the Main Board of The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**"), by way of a global offering (the "**Global Offering**") of H Shares comprising:

   (i) a public offer by the Company of H Shares for subscription in Hong Kong (the "**Hong Kong Public Offering**"); and

   (ii) private placements by the Company of H Shares outside the United States, in offshore transactions to "non-U.S. persons" in reliance on Regulation S ("**Regulation S**") under the Securities Act of 1933, as amended (the "**Securities Act**") , including a public offering without listing in Japan, and in the United States to qualified institutional buyers, as defined in Rule 144A under the Securities Act (collectively, the "**International Placing**").

(B) The Investor wishes to make an equity investment in the Company as part of the Global Offering subject to and on the basis and terms set out in this Agreement.

IT IS AGREED as follows:

1 INVESTMENT

1.1 Subject to the conditions specified in this Agreement, the Investor will acquire the Investor Shares (defined below) at the IPO Price (defined below) under and as part of the International Placing.

1.2 Each of the Company and the Joint Global Coordinators agrees that the Investor shall be placed and allocated the Investor Shares (defined below) at the IPO Price. Subject to Clause 2, the Investor shall pay the aggregate amount of the IPO Price for the number of Investor Shares determined in accordance with Schedule 1 to this Agreement, together with a brokerage fee of 1%, the SFC transaction levy of 0.004% and the Hong Kong Stock Exchange trading fee of 0.005% in respect of the Investor Shares in the manner as stated in Clause 3.1.

1.3 For the purposes of this Agreement, the "**Investor Shares**" means such number of H Shares offered by the Company to the Investor in the International Placing and as calculated in accordance with Schedule 1 to this Agreement; and the "**IPO Price**" means the price per H Share at which H Shares are acquired by investors under the International Placing and the Hong Kong Public Offering, expressed in Hong Kong dollars, and to be determined as set forth in Clause 5.1.1 (which price excludes a brokerage fee of 1%, the SFC transaction levy of 0.004% and the Hong Kong Stock Exchange trading fee of 0.005%).

2 CONDITIONS

2.1 The Investor's agreement in Clause 1 (and the right of the Investor to acquire the Investor Shares) is conditional upon underwriting agreements for each of the Hong Kong Public Offering and the International Placing being entered into and having become effective and unconditional (in accordance with their respective original terms or as subsequently varied by agreement of the relevant parties).

3 CLOSING

3.1 Subject to Clause 2, the Investor will acquire, through the Joint Global Coordinators or their respective selling agents, and, subject to Clause 3.3, the Company will issue to the Investor through the Joint Global Coordinators or their selling agents, the Investor Shares at the IPO Price on the Delivery Date (defined below) pursuant to, and as part of, the International Placing.

3.2 The Investor shall make payment for the Investor Shares (together with the brokerage fee of 1%, the SFC transaction levy of 0.004% and the Hong Kong Stock Exchange trading fee of 0.005%) in full and without deduction by same day value to be credited on the Delivery Date to such Hong Kong dollar bank account as may be notified to the Investor by the Joint Global Coordinators in writing no later than two clear business day prior to the due date for payment, which notice shall include, inter alia, the payment account details and the total amount payable by the Investor hereunder.

3.3 For the purpose of this clause, the "**Delivery Date**" means 9:30 a.m. on the date on which the H Shares are first listed on the Hong Kong Stock Exchange (the "**Listing Date**") or such later time or date (which shall not be later than 31 days after the date on which the H Shares are first listed on the Hong Kong Stock Exchange) as the Joint Global Coordinators may notify the Investor by not less than two clear business days' prior written notice (a "**Deferred Settlement Date**"), at which time and date payment by the Investor for the Investor Shares (together with the brokerage fee of 1%, the SFC transaction levy of 0.004% and the Hong Kong Stock Exchange

trading fee of 0.005%) shall become due and payable and:

(a) if the Delivery Date shall take place on the Listing Date, the Company will issue the Investor Shares to the Investor; or

(b) if the Delivery Date shall take place on a Deferred Settlement Date, the Joint Global Coordinators will procure the issue or delivery of the Investor Shares to the Investor by exercising the Over-allotment Option (as defined in the Hong Kong prospectus for the Global Offering) or otherwise acquiring sufficient number of Investor Shares from the secondary market.

3.4 The Delivery Date for the Investor Shares is currently expected to be not later than 19 January 2007, but is subject to change. The Joint Global Coordinators shall promptly notify the Investor of any delay in the Delivery Date.

3.5 Delivery of the Investor Shares to the Investor shall be made through Hong Kong Securities Clearing Company Limited for the account of the Investor on the Delivery Date through the international underwriters for the International Placing (the "**International Underwriters**") (or may be delivered in any other manner which the Company, the Joint Global Coordinators and the Investor may agree).

3.6 As an alternative to the deferred delivery arrangements referred to in Clauses 3.1 to 3.5, upon request of the Joint Global Coordinators, the Investor undertakes (and the Controlling Shareholder shall procure the Investor) to negotiate in good faith with the stabilising manager appointed by the Joint Global Coordinators in connection with the Global Offering (the "**Stabilising Manager**") with a view to agreeing the provisions of a stock borrowing agreement on terms reasonably acceptable to both parties, under which the Investor shall agree to lend to the Stabilising Manager such number of the Investor Shares at the Stabilising Manager's option as is equal to or not exceeding the number of the Investor Shares.

4 RESTRICTIONS ON DISPOSAL BY THE INVESTOR

4.1 Each of the Investor and the Controlling Shareholder agrees that, without the prior written consent of the Company and the Joint Global Coordinators, and save as contemplated under Clause 3.6, it will not, whether directly or indirectly, at any time during the period of 12 months following the date of commencement of dealings in the H Shares on the Hong Kong Stock Exchange (the "**Lock-up Period**"), dispose of any of the Relevant Shares (as defined below) or any direct or indirect interest in any company or entity holding any of the Relevant Shares. After the expiry of the Lock-up Period, the Investor shall first notify the Company before the disposal of any Relevant Shares. The Investor shall use all reasonable endeavours to ensure that any such disposal will not create a disorderly or false market for the H Shares.

4.2 This Clause 4 shall not prevent the Investor from transferring the Relevant Shares to one of its wholly-owned subsidiaries (provided that any such subsidiary be incorporated outside the United States and with its principal place of business outside of the United States) (the "**Investor Subsidiary**") provided that, in all cases: (A) prior written notice of such transfer is provided to the Company and the Joint Global Coordinators, such written notice shall contain the identity of the proposed transferee, its relationship with the Investor and the business of the proposed transferees and (B) such Investor Subsidiary undertakes in writing to, and the Investor hereby irrevocably undertakes to procure that such Investor Subsidiary will, abide by the terms and restrictions in this Agreement imposed on the Investor as if such Investor Subsidiary was itself subject to such terms and restrictions; and (C) if any Investor Subsidiary holding the Relevant Shares is about to or will cease to be a wholly owned subsidiary of the Investor, the

Investor shall procure that such entity transfers any such Relevant Shares to the Investor or another Investor Subsidiary before ceasing to be so wholly-owned by the Investor.

4.3 For the purpose of this Clause 4, references to "**dispose of**" or "**disposal**" include in respect of any H Shares, offering, pledging, charging, selling, mortgaging, lending, creating, transferring or otherwise disposing of any legal or beneficial interest (including by the creation of or an agreement to create or selling or granting or agreeing to sell or grant any option or contract to purchase or any warrant or right to purchase) in the H Shares or any securities convertible into or exercisable or exchangeable for such H Shares, or contracting to do so, whether directly or indirectly, or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences or incidents of ownership of such H Shares or securities whether any of the foregoing transactions is to be settled by delivery of, for the purpose of this Agreement, H Shares or such other securities, cash or otherwise; and "**Relevant Shares**" means the Investor Shares and any shares or other securities of the Company which are derived from the Investor Shares (pursuant to any rights issue, capitalisation issue, capital reorganization or otherwise).

4.4 The Investor and the Controlling Shareholder jointly and severally agree that, unless they have received the prior written consent of the Company, the Controlling Shareholder and its associates (as defined in the Listing Rules) (including but not limited to the Investor and its associates) shall not acquire any further shares in the capital of the Company such that, as a result of such acquisition, the aggregate holding (direct and indirect) of the Controlling Shareholder and its associates (including but not limited to the Investor and its associates) in the total issued share capital of the Company shall cause the total securities of the Company held by the public (as defined in the Listing Rules) to fall below the required percentage set out in Rule 8.08 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**") or such other percentage as approved by the Hong Kong Stock Exchange and notified to the Investor, as may be applicable to the Company from time to time.

5 ACKNOWLEDGEMENTS AND WARRANTIES

5.1 Each of the Investor and the Controlling Shareholder agrees, undertakes, acknowledges or confirms (as the case requires) to the Company and each of the Joint Global Coordinators that:

5.1.1 the IPO Price is to be fixed by agreement between the Company and the Joint Global Coordinators (on behalf of the underwriters of the Hong Kong Public Offering and the International Placing (collectively, the "**Underwriters**")) following, and on the basis of, an international "roadshow" and "bookbuilding" process;

5.1.2 to the extent any of the Investor Shares are transferred to and held by an Investor Subsidiary, the Investor shall cause the Investor Subsidiary to remain a wholly-owned subsidiary of the Investor for so long as such subsidiary continues to hold any of the Investor Shares before the expiry of the Lock-up Period;

5.1.3 this Agreement and the relationship and arrangements between the parties contemplated by this Agreement will be required to be disclosed in public offering documentation and other marketing materials for the Global Offering; specifically, this Agreement will be a material contract required to be filed with regulatory authorities, discussed in correspondence with the relevant regulators and/or made available for public inspection in connection with the Global Offering;

5.1.4 (A) it has conducted its own investigation with respect to the Company and the Investor Shares; (B) it has consulted its own independent advisers or otherwise has satisfied

itself concerning, without limitation, the tax, legal, currency and other economic considerations related to the investment in the Investor Shares to the extent it has considered necessary or appropriate, and (C) has not relied and will not be entitled to rely on any legal opinion, due diligence review or investigation or other advice given or performed by any of the Company, the Joint Global Coordinators or the Underwriters or their respective subsidiaries, agents, affiliates or advisers in connection with the Global Offering;

5.1.5 notwithstanding that any information or materials concerning the Company (whether prepared by the Company, the Joint Global Coordinators or their respective subsidiaries, agents, affiliates or advisers) may have been furnished to it by or on behalf of the Company on or before the date hereof (collectively, the "**evaluation materials**"), none of the Company, the Joint Global Coordinators, or the Underwriters or their respective subsidiaries, agents or affiliates or advisers have made or make any representation or warranty as to the accuracy or completeness of the evaluation materials, and none of them has or will have any liability to it or its representatives or advisers due to the use by such persons of the evaluation materials;

5.1.6 it has obtained or will obtain any consent, approval or authorisation required for its agreement to purchase and accept delivery of the Investor Shares;

5.1.7 as far as it is aware, it is not and will not immediately after the Investor receiving the Investor Shares be, a "connected person" of the Company as defined in the Listing Rules;

5.1.8 the Investor will accept the Investor Shares on and subject to the terms and conditions of the Articles of Association of the Company;

5.1.9 the Company, the Joint Global Coordinators and the Underwriters, their respective subsidiaries, agents, affiliates and advisers have not made any warranty, representation or recommendation to it as to the merits of the Investor Shares, the purchase or offer thereof, or as to the condition, financial or otherwise, of the Company or its subsidiaries or as to any other matter relating thereto or in connection therewith;

5.1.10 the Global Offering may or may not be completed and none of the Company, the Joint Global Coordinators or the Underwriters, or their respective subsidiaries, agents, affiliates or advisers, shall be liable in any way to it if the Global Offering is not duly completed for any reason;

5.1.11 it is not a U.S. person (as defined in Rule 902 of Regulation S) and the Investor is acquiring the Investor Shares in an offshore transaction within the meaning of Regulation S for its own account and not with a view to distribution;

5.1.12 it understands that the Investor Shares have not been and will not be registered under the Securities Act and may not be offered, sold, pledged or transferred within the United States or to, or for the account or benefit of, U.S. persons (as defined in Rule 902 of Regulation S), except pursuant to an effective registration statement or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act;

5.1.13 the Investor is a "professional investor" as defined in Part 1 of Schedule 1 to the Securities and Futures Ordinance of the laws of Hong Kong;

5.1.14 it understands that the foregoing representations and acknowledgements contained in Clauses 5.1.6, 5.1.7, 5.1.8, 5.1.11, 5.1.12 and 5.1.13 may be required in connection with the United States, Hong Kong and other securities laws. It acknowledges that the Company, the Joint Global Coordinators and the Underwriters, and their respective subsidiaries, agents, affiliates and advisers, will rely upon the truth and accuracy of such representations and acknowledgements, and it agrees to notify the Company and the Joint Global Coordinators promptly in writing if any of the representations or acknowledgements in Clause 5.1.6, 5.1.7, 5.1.8, 5.1.11, 5.1.12 and 5.1.13 ceases to be accurate and complete or becomes misleading on or prior to the Delivery Date;

5.1.15 the Company and the Joint Global Coordinators shall have the absolute discretion to change or adjust the number of H Shares comprising the Hong Kong Public Offering and/or the International Placing;

5.1.16 any trading in the H Shares is subject to compliance with applicable laws and regulations, including the restrictions on dealing in shares under the Securities and Futures Ordinance of the laws of Hong Kong, the Listing Rules and any other applicable laws, model codes or stock exchange rule; and

5.1.17 it has received (and may in future receive) information that may constitute material, non-public information in connection with its investment in (and holding of) the Investor Shares, and it will not, and will ensure that its affiliates, directors, officers, employees, advisers and representatives do not, purchase, sell or otherwise trade, directly or indirectly, in the shares of the Company in a manner that could result in any violation of the securities laws of the United States, Hong Kong or any other applicable jurisdiction relevant to such dealing.

5.2 Each of the Investor and the Controlling Shareholder warrants that:

5.2.1 it has been duly incorporated and is validly existing under the laws of British Virgin Islands (in relation to the Investor) and Hong Kong (in relation to the Controlling Shareholder);

5.2.2 it has full power, authority and capacity, and has taken all actions required to enter into and perform its obligations under this Agreement;

5.2.3 the acquisition of the Investor Shares shall not contravene or result in a contravention of the laws of any jurisdiction to which the Investor is subject in respect of the transactions contemplated under this Agreement or which may otherwise be applicable to the Investor in connection with its subscription for the Investor Shares;

5.2.4 the Investor is acquiring the Investor Shares as principal and for investment purposes;

5.2.5 it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Investor Shares;

5.2.6 its acquisition of and investment in the Investor Shares complies with the provisions of paragraph 5 of Appendix 6 (Placing Guidelines for Equity Securities) to the Listing Rules;

5.2.7 it will not subscribe for H Shares under the Hong Kong Public Offering; and

5.2.8 the Investor is a wholly-owned subsidiary of the Controlling Shareholder.

Each of the above warranties shall be construed as a separate warranty and shall be deemed to be repeated as at the Delivery Date.

5.3 The Company warrants to the Investor and the Controlling Shareholder in the terms of the warranties as set out in Schedule 2 ("**Warranties**"). Each of the Warranties shall be construed as a separate warranty and shall be deemed to be repeated as at the Delivery Date.

5.4 In consideration of the Company and the Joint Global Coordinators entering into this Agreement, the Controlling Shareholder hereby unconditionally and irrevocably guarantees to the Company and the Joint Global Coordinators the due and punctual performance and observance by the Investor of all its obligations, undertakings and warranties under or pursuant to this Agreement and agrees to indemnify the Company and/or the Joint Global Coordinators against all losses, damages, costs and expenses which the Company and/or the Joint Global Coordinators may suffer through or arising from any breach by the Investor of such obligations, undertakings or warranties. The liability of the Controlling Shareholder as aforesaid shall not be released or diminished by any arrangements or alterations of terms or any forebearance, neglect or delay in seeking performance of the obligations hereby imposed or any granting of time for such performance. The Controlling Shareholder further agrees with the Company and the Joint Global Coordinators to be liable as principal debtor as if it had entered into all undertakings, agreements and other obligations jointly and severally with the Company and/or the Joint Global Coordinators and that this guarantee and indemnity is in addition to and without prejudice to and not in substitution for any rights or security which the Company and/or the Joint Global Coordinators may have for the performance or observance of the obligations, undertakings and warranties of the Investor under or in connection with this Agreement.

6 ANNOUNCEMENTS AND CONFIDENTIALITY

6.1 Each of the parties hereto shall not make any public announcement concerning this Agreement or the transactions contemplated herein or any other arrangement involving the Company, the Investor and the Controlling Shareholder without the prior written consent of the other parties hereto. Notwithstanding the foregoing, this Agreement may be disclosed:

6.1.1 to the Hong Kong Stock Exchange, and the relationship between the Company, the Investor and the Controlling Shareholder may be described in the Hong Kong prospectus, international offering circular and announcements to be issued by the Company for or in connection with the Global Offering;

6.1.2 to the legal, financial and other advisers and employees of the parties hereto on a need-to-know basis and provided that such parties agree to comply with such confidentiality obligation herein; and

6.1.3 otherwise by any party hereto as may be required by any law, rules or regulations, regulatory authority with jurisdiction over such party (including, without limitation, submitting this Agreement as a material contract to the Hong Kong Companies Registry for registration and making it available for inspection by the public in accordance with the Companies Ordinance of the laws of Hong Kong and Listing Rules).

No other reference or disclosure shall be made regarding this Agreement or any ancillary matters hereto by the Investor or the Controlling Shareholder, except where it shall have consulted the Company in advance to seek the Company's prior written consent as to the principle, form and content of such disclosure.

6.2 The Joint Global Coordinators shall use all reasonable endeavours to provide for review by the

Investor and the Controlling Shareholder any statement in the Hong Kong prospectus and the international offering circular to be issued by the Company for or in connection with the Global Offering and such other announcements which may be issued by the Company (the "**Public Documents**") which relates to this Agreement and the general background information on the Investor prior to publication. Each of the Investor and the Controlling Shareholder shall cooperate with the Company and the Joint Global Coordinators to ensure that all references to it in such Public Documents are true, accurate and not misleading, and shall provide any comments promptly to the Company and the Joint Global Coordinators.

6.3 Each of the Investor and the Controlling Shareholder warrants that the description in relation to it to be included in such drafts of the Public Documents provided to the Investor and the Controlling Shareholder from time to time is true and accurate in all material respects and is not misleading. Without prejudice to the provisions of Clause 6.2, each of the Investor and the Controlling Shareholder irrevocably consents to the mention and inclusion in the Public Documents of its name and all or part of the description may be included in the public offering documentation and other marketing materials for the Global Offering. Each of the Investor and the Controlling Shareholder undertakes promptly to provide such further information and/or supporting documentation relating to it, its ownership and/or otherwise relating to the matters referred thereto which may reasonably be required by the Company to (i) update the description of the Investor in the Public Documents subsequent to the date of this Agreement and (ii) enable the Company to comply with applicable companies or securities registration and/or the requests of competent regulatory authorities, including without limitation the Hong Kong Stock Exchange and the Securities and Futures Commission of Hong Kong (collectively, the "**Securities Regulators**").

7 UNDERTAKINGS

The Investor, the Controlling Shareholder, the Joint Global Coordinators and the Company shall cooperate with respect to any notifications to, or consents and/or approvals of, third parties, including the Securities Regulators, which are or may be required for the purposes of, or in connection with, this Agreement.

8 MISCELLANEOUS

8.1 The Joint Global Coordinators shall keep the Investor and the Controlling Shareholder regularly informed verbally of the progress of the Global Offering up to the Delivery Date. Such verbal communication shall be made by a designee of the Joint Global Coordinators to a designee of the Investor and the Controlling Shareholder, such designees to be notified to the other party in accordance with Clause 11. Subject to the preceding sentences of this Clause 8.1, the provision of such information, as regards its form, content, timing and otherwise, shall be in the absolute discretion of the Joint Global Coordinators. Whilst the Joint Global Coordinators will exercise reasonable care in providing such information as aforesaid, it will have no liability to the Investor, the Controlling Shareholder or any other party to this Agreement whether as a result of the provision or non-provision of any such information, or of the Investor's or the Controlling Shareholder's reliance on any such information, or otherwise however arising therefrom.

8.2 Each party shall pay its own expenses, including any legal and advisory fees, in connection with this Agreement and the transactions contemplated herein.

8.3 In this Agreement, references to Clauses and Schedules are to clauses of and schedules to this Agreement, the Schedules shall form an integral part of this Agreement, "business day" means a day (excluding Saturdays and Sundays) on which licensed banks in Hong Kong are generally

open for normal banking business and "Hong Kong" shall mean the "Hong Kong Special Administrative Region of the People's Republic of China".

9 VALID AND BINDING AGREEMENT

Each of the parties confirms and represents that this Agreement has been duly authorised, executed and delivered by it and constitutes its legal, valid and binding obligation and that all requisite corporate, shareholder or other consents, approvals and authorisations have been obtained by such party for the performance of its obligations under this Agreement.

10 ALTERATION AND TERMINATION

10.1 No alteration to, or variation of, this Agreement shall be effective unless agreed by all the parties hereto in writing.

10.2 The rights and obligations of the parties under this Agreement shall lapse and be of no further effect if the Delivery Date does not occur on or before 28 February 2007 and the Investor and the Controlling Shareholder shall not be entitled to pursue any claims under this Agreement against the Company, the Joint Global Coordinators or the Underwriters, or their respective subsidiaries, agents, affiliates or advisers, including without limitation, any claims based on any breach of the Warranties, provided that the Joint Global Coordinators shall procure the refund in full of the purchase monies already paid by the Investor hereunder, if any, within one business day of such termination without interest.

11 NOTICES

11.1 All notices delivered hereunder shall be in writing in accordance with Clause 11.2 and shall be communicated to the following addresses:

If to the Company:
No.1 Huangsidajie, Chaoyang District,
Beijing, PRC

Facsimile: (8610) 8225 6484
For the attention of: Qun Jiang

If to the Investor or the Controlling Shareholder:
32nd Floor, CITIC Tower,
1 Tim Mei Avenue,
Central, Hong Kong

Facsimile: (852) 2918 4838
For the attention of: Company Secretary

If to CICC:
28th Floor, China World Tower 2, No.1 Jianguomenwai Avenue, Beijing, China.

Facsimile: (86 10) 6505 1156
For the attention of: Junbao Shan

If to CG:
50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong.
Facsimile: (852) 3018 7139

For the attention of: Sheng Wu

If to MS:
30th Floor, Three Exchange Square, Central, Hong Kong.
Facsimile: (852) 3407 5361
For the attention of: Qi Fan

11.2 Any such notice shall be served by sending it by facsimile machine. Any notice shall be deemed to have been served on receipt of confirmation of successful transmission.

12 COUNTERPARTS

12.1 This Agreement may be executed by the parties in counterparts.

13 ENTIRE AGREEMENT

13.1 This Agreement together with its schedules supercedes any previous agreement, whether oral or written, among the parties in relation to the matters dealt with in this Agreement and represents the entire understanding among the parties in relation thereto.

14 SERVICE OF PROCESS

The Investor hereby appoints CITIC Secretaries Limited of 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong (the "**Investor Agent**") to accept service of all legal process arising out of or in connection with this Agreement and service on the Investor Agent shall be deemed to be service on the Investor.

15 GOVERNING LAW

15.1 This Agreement shall be governed by, and construed in accordance with, the laws of Hong Kong.

15.2 Each party hereto submits to the non-exclusive jurisdiction of the Hong Kong courts.

SCHEDULE 1
INVESTOR SHARES

For the purpose of this Agreement, the " Investor Shares" means the aggregate of the maximum number of H Shares that may be purchased with US$25 million at the IPO Price, rounded down to the nearest board lot of H Shares.

Both the IPO Price and the exact number of Investor Shares shall be determined by the Joint Global Coordinators and the Company, and such determination shall be, in the absence of manifest error, conclusive.

The actual number of Investor Shares and the extent to which the Investor Shares form part of the Global Offering will be notified to the Investor by the Joint Global Coordinators as soon as practicable after the determination of the IPO Price.

SCHEDULE 2
WARRANTIES OF THE COMPANY

(a) The Company has been duly incorporated and is validly existing under the laws of the People's Republic of China;

(b) The Company, has full power, authority and capacity, and has taken all actions required to enter into and perform its obligations under this Agreement, including the issue of the Investor Shares; and

(c) The Investor Shares, subject to payment, will when issued be credited as fully paid and free from all options, liens, charges, mortgages, pledges, claims, equities, encumbrances and other third party rights and shall rank *pari passu* with the H Shares then in issue and to be listed on the Hong Kong Stock Exchange.

IN WITNESS of the agreement set out above, each of the parties has executed this Agreement by its duly authorised signatory on the date set out at the beginning.

SIGNED FOR AND ON BEHALF OF
CHINA COAL ENERGY COMPANY LIMITED

by: ______________________________
Name: Jing Tianliang
Title: Chairman

SIGNED FOR AND ON BEHALF OF
CRANWIN INVESTMENTS LTD

by: ______________________________
Name: Leslie Chang Li Hsien
Title: Director

SIGNED FOR AND ON BEHALF OF
CITIC PACIFIC LIMITED

by: ______________________________
Name: Vernon Francis Moore
Title: Director

SIGNED FOR AND ON BEHALF OF
CHINA INTERNATIONAL CAPITAL CORPORATION LIMITED

by: ______________________________
Name: ZHANG XIAOMING
Title: MD

SIGNED FOR AND ON BEHALF OF
CITIGROUP GLOBAL MARKETS ASIA LIMITED

by: ______________________________
Name: WILLY LIU
Title: MD

SIGNED FOR AND ON BEHALF OF
MORGAN STANLEY DEAN WITTER ASIA LIMITED

by: ______________________________
Name: George Taylor
Title: Executive Director


RECEIVED

Dated 29 November 2006

CHINA COAL ENERGY COMPANY LIMITED

SILVER LEAD ENTERPRISES CORP.

LARRY YUNG CHI KIN

CHINA INTERNATIONAL CAPITAL CORPORATION LIMITED

CITIGROUP GLOBAL MARKETS ASIA LIMITED

MORGAN STANLEY DEAN WITTER ASIA LIMITED

CORPORATE PLACING AGREEMENT

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road, Central
Hong Kong

TABLE OF CONTENTS

Clause		Pages No.
1	INVESTMENT	2
2	CONDITIONS	2
3	CLOSING	2
4	RESTRICTIONS ON DISPOSAL BY THE INVESTOR	3
5	ACKNOWLEDGEMENTS AND WARRANTIES	4
6	ANNOUNCEMENTS AND CONFIDENTIALITY	7
7	UNDERTAKINGS	8
8	MISCELLANEOUS	8
9	VALID AND BINDING AGREEMENT	9
10	ALTERATION AND TERMINATION	9
11	NOTICES	9
12	COUNTERPARTS	10
13	ENTIRE AGREEMENT	10
14	SERVICE OF PROCESS	10
15	GOVERNING LAW	10
SCHEDULE 1 INVESTOR SHARES		11
SCHEDULE 2 WARRANTIES OF THE COMPANY		12

THIS CORPORATE PLACING AGREEMENT is made on 29 November 2006

BY AND AMONG:-

1. **CHINA COAL ENERGY COMPANY LIMITED** whose registered office is at No.1 Huangsidajie, Chaoyang District, Beijing, China (the "**Company**");

2. **SILVER LEAD ENTERPRISES CORP.** whose registered office is at Arias, Fabrega & Fabrega Trust Co. BVI Limited, 325 Waterfront Drive, Omar Hodge Building, 2nd Floor, Wickham's Cay, Road Town, Tortola, British Virgin Islands (the "**Investor**");

3. **LARRY YUNG CHI KIN** of 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong (the "**Controlling Shareholder**");

4. **CHINA INTERNATIONAL CAPITAL CORPORATION LIMITED** whose place of business is at 28th Floor, China World Tower 2, No. 1, Jianguomenwai, Avenue, Beijing, 100004, China ("**CICC**");

5. **CITIGROUP GLOBAL MARKETS ASIA LIMITED** whose registered office is at 50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong ("**CG**"); and

6. **MORGAN STANLEY DEAN WITTER ASIA LIMITED** whose registered office is at 30th Floor, Three Exchange Square, Central, Hong Kong ("**MS**").

   (CICC, CG and MS are collectively known as the "**Joint Global Coordinators**").

WHEREAS:

(A) The Company is applying for a listing for its H shares ("**H Shares**") on the Main Board of The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**"), by way of a global offering (the "**Global Offering**") of H Shares comprising:

   (i) a public offer by the Company of H Shares for subscription in Hong Kong (the "**Hong Kong Public Offering**"); and

   (ii) private placements by the Company of H Shares outside the United States, in offshore transactions to "non-U.S. persons" in reliance on Regulation S ("**Regulation S**") under the Securities Act of 1933, as amended (the "**Securities Act**") , including a public offering without listing in Japan, and in the United States to qualified institutional buyers, as defined in Rule 144A under the Securities Act (collectively, the "**International Placing**").

(B) The Investor wishes to make an equity investment in the Company as part of the Global Offering subject to and on the basis and terms set out in this Agreement.

IT IS AGREED as follows:

1 INVESTMENT

1.1 Subject to the conditions specified in this Agreement, the Investor will acquire the Investor Shares (defined below) at the IPO Price (defined below) under and as part of the International Placing.

1.2 Each of the Company and the Joint Global Coordinators agrees that the Investor shall be placed and allocated the Investor Shares (defined below) at the IPO Price. Subject to Clause 2, the Investor shall pay the aggregate amount of the IPO Price for the number of Investor Shares determined in accordance with Schedule 1 to this Agreement, together with a brokerage fee of 1%, the SFC transaction levy of 0.004% and the Hong Kong Stock Exchange trading fee of 0.005% in respect of the Investor Shares in the manner as stated in Clause 3.1.

1.3 For the purposes of this Agreement, the "**Investor Shares**" means such number of H Shares offered by the Company to the Investor in the International Placing and as calculated in accordance with Schedule 1 to this Agreement; and the "**IPO Price**" means the price per H Share at which H Shares are acquired by investors under the International Placing and the Hong Kong Public Offering, expressed in Hong Kong dollars, and to be determined as set forth in Clause 5.1.1 (which price excludes a brokerage fee of 1%, the SFC transaction levy of 0.004% and the Hong Kong Stock Exchange trading fee of 0.005%).

2 CONDITIONS

2.1 The Investor's agreement in Clause 1 (and the right of the Investor to acquire the Investor Shares) is conditional upon underwriting agreements for each of the Hong Kong Public Offering and the International Placing being entered into and having become effective and unconditional (in accordance with their respective original terms or as subsequently varied by agreement of the relevant parties).

3 CLOSING

3.1 Subject to Clause 2, the Investor will acquire, through the Joint Global Coordinators or their respective selling agents, and, subject to Clause 3.3, the Company will issue to the Investor through the Joint Global Coordinators or their selling agents, the Investor Shares at the IPO Price on the Delivery Date (defined below) pursuant to, and as part of, the International Placing.

3.2 The Investor shall make payment for the Investor Shares (together with the brokerage fee of 1%, the SFC transaction levy of 0.004% and the Hong Kong Stock Exchange trading fee of 0.005%) in full and without deduction by same day value to be credited on the Delivery Date to such Hong Kong dollar bank account as may be notified to the Investor by the Joint Global Coordinators in writing no later than two clear business day prior to the due date for payment, which notice shall include, inter alia, the payment account details and the total amount payable by the Investor hereunder.

3.3 For the purpose of this clause, the "**Delivery Date**" means 9:30 a.m. on the date on which the H Shares are first listed on the Hong Kong Stock Exchange (the "**Listing Date**") or such later time or date (which shall not be later than 31 days after the date on which the H Shares are first listed on the Hong Kong Stock Exchange) as the Joint Global Coordinators may notify the Investor by not less than two clear business days' prior written notice (a "**Deferred Settlement Date**"), at which time and date payment by the Investor for the Investor Shares (together with the brokerage fee of 1%, the SFC transaction levy of 0.004% and the Hong Kong Stock Exchange

trading fee of 0.005%) shall become due and payable and:

(a) if the Delivery Date shall take place on the Listing Date, the Company will issue the Investor Shares to the Investor; or

(b) if the Delivery Date shall take place on a Deferred Settlement Date, the Joint Global Coordinators will procure the issue or delivery of the Investor Shares to the Investor by exercising the Over-allotment Option (as defined in the Hong Kong prospectus for the Global Offering) or otherwise acquiring sufficient number of Investor Shares from the secondary market.

3.4 The Delivery Date for the Investor Shares is currently expected to be not later than 19 January 2007, but is subject to change. The Joint Global Coordinators shall promptly notify the Investor of any delay in the Delivery Date.

3.5 Delivery of the Investor Shares to the Investor shall be made through Hong Kong Securities Clearing Company Limited for the account of the Investor on the Delivery Date through the international underwriters for the International Placing (the "**International Underwriters**") (or may be delivered in any other manner which the Company, the Joint Global Coordinators and the Investor may agree).

3.6 As an alternative to the deferred delivery arrangements referred to in Clauses 3.1 to 3.5, upon request of the Joint Global Coordinators, the Investor undertakes (and the Controlling Shareholder shall procure the Investor) to negotiate in good faith with the stabilising manager appointed by the Joint Global Coordinators in connection with the Global Offering (the "**Stabilising Manager**") with a view to agreeing the provisions of a stock borrowing agreement on terms reasonably acceptable to both parties, under which the Investor shall agree to lend to the Stabilising Manager such number of the Investor Shares at the Stabilising Manager's option as is equal to or not exceeding the number of the Investor Shares.

4 RESTRICTIONS ON DISPOSAL BY THE INVESTOR

4.1 Each of the Investor and the Controlling Shareholder agrees that, without the prior written consent of the Company and the Joint Global Coordinators, and save as contemplated under Clause 3.6, it will not, whether directly or indirectly, at any time during the period of 12 months following the date of commencement of dealings in the H Shares on the Hong Kong Stock Exchange (the "**Lock-up Period**"), dispose of any of the Relevant Shares (as defined below) or any direct or indirect interest in any company or entity holding any of the Relevant Shares. After the expiry of the Lock-up Period, the Investor shall first notify the Company before the disposal of any Relevant Shares. The Investor shall use all reasonable endeavours to ensure that any such disposal will not create a disorderly or false market for the H Shares.

4.2 This Clause 4 shall not prevent the Investor from transferring the Relevant Shares to one of its wholly-owned subsidiaries (provided that any such subsidiary be incorporated outside the United States and with its principal place of business outside of the United States) (the "**Investor Subsidiary**") provided that, in all cases: (A) prior written notice of such transfer is provided to the Company and the Joint Global Coordinators, such written notice shall contain the identity of the proposed transferee, its relationship with the Investor and the business of the proposed transferees and (B) such Investor Subsidiary undertakes in writing to, and the Investor hereby irrevocably undertakes to procure that such Investor Subsidiary will, abide by the terms and restrictions in this Agreement imposed on the Investor as if such Investor Subsidiary was itself subject to such terms and restrictions; and (C) if any Investor Subsidiary holding the Relevant Shares is about to or will cease to be a wholly owned subsidiary of the Investor, the

Investor shall procure that such entity transfers any such Relevant Shares to the Investor or another Investor Subsidiary before ceasing to be so wholly-owned by the Investor.

4.3 For the purpose of this Clause 4, references to "**dispose of**" or "**disposal**" include in respect of any H Shares, offering, pledging, charging, selling, mortgaging, lending, creating, transferring or otherwise disposing of any legal or beneficial interest (including by the creation of or an agreement to create or selling or granting or agreeing to sell or grant any option or contract to purchase or any warrant or right to purchase) in the H Shares or any securities convertible into or exercisable or exchangeable for such H Shares, or contracting to do so, whether directly or indirectly, or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences or incidents of ownership of such H Shares or securities whether any of the foregoing transactions is to be settled by delivery of, for the purpose of this Agreement, H Shares or such other securities, cash or otherwise; and "**Relevant Shares**" means the Investor Shares and any shares or other securities of the Company which are derived from the Investor Shares (pursuant to any rights issue, capitalisation issue, capital reorganization or otherwise).

4.4 The Investor and the Controlling Shareholder jointly and severally agree that, unless they have received the prior written consent of the Company, the Controlling Shareholder and its associates (as defined in the Listing Rules) (including but not limited to the Investor and its associates) shall not acquire any further shares in the capital of the Company such that, as a result of such acquisition, the aggregate holding (direct and indirect) of the Controlling Shareholder and its associates (including but not limited to the Investor and its associates) in the total issued share capital of the Company shall cause the total securities of the Company held by the public (as defined in the Listing Rules) to fall below the required percentage set out in Rule 8.08 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**") or such other percentage as approved by the Hong Kong Stock Exchange and notified to the Investor, as may be applicable to the Company from time to time.

5 ACKNOWLEDGEMENTS AND WARRANTIES

5.1 Each of the Investor and the Controlling Shareholder agrees, undertakes, acknowledges or confirms (as the case requires) to the Company and each of the Joint Global Coordinators that:

5.1.1 the IPO Price is to be fixed by agreement between the Company and the Joint Global Coordinators (on behalf of the underwriters of the Hong Kong Public Offering and the International Placing (collectively, the "**Underwriters**")) following, and on the basis of, an international "roadshow" and "bookbuilding" process;

5.1.2 to the extent any of the Investor Shares are transferred to and held by an Investor Subsidiary, the Investor shall cause the Investor Subsidiary to remain a wholly-owned subsidiary of the Investor for so long as such subsidiary continues to hold any of the Investor Shares before the expiry of the Lock-up Period;

5.1.3 this Agreement and the relationship and arrangements between the parties contemplated by this Agreement will be required to be disclosed in public offering documentation and other marketing materials for the Global Offering; specifically, this Agreement will be a material contract required to be filed with regulatory authorities, discussed in correspondence with the relevant regulators and/or made available for public inspection in connection with the Global Offering;

5.1.4 (A) it has conducted its own investigation with respect to the Company and the Investor Shares; (B) it has consulted its own independent advisers or otherwise has satisfied

itself concerning, without limitation, the tax, legal, currency and other economic considerations related to the investment in the Investor Shares to the extent it has considered necessary or appropriate, and (C) has not relied and will not be entitled to rely on any legal opinion, due diligence review or investigation or other advice given or performed by any of the Company, the Joint Global Coordinators or the Underwriters or their respective subsidiaries, agents, affiliates or advisers in connection with the Global Offering;

5.1.5 notwithstanding that any information or materials concerning the Company (whether prepared by the Company, the Joint Global Coordinators or their respective subsidiaries, agents, affiliates or advisers) may have been furnished to it by or on behalf of the Company on or before the date hereof (collectively, the "**evaluation materials**"), none of the Company, the Joint Global Coordinators, or the Underwriters or their respective subsidiaries, agents or affiliates or advisers have made or make any representation or warranty as to the accuracy or completeness of the evaluation materials, and none of them has or will have any liability to it or its representatives or advisers due to the use by such persons of the evaluation materials;

5.1.6 it has obtained or will obtain any consent, approval or authorisation required for its agreement to purchase and accept delivery of the Investor Shares;

5.1.7 as far as it is aware, it is not and will not immediately after the Investor receiving the Investor Shares be, a "connected person" of the Company as defined in the Listing Rules;

5.1.8 the Investor will accept the Investor Shares on and subject to the terms and conditions of the Articles of Association of the Company;

5.1.9 the Company, the Joint Global Coordinators and the Underwriters, their respective subsidiaries, agents, affiliates and advisers have not made any warranty, representation or recommendation to it as to the merits of the Investor Shares, the purchase or offer thereof, or as to the condition, financial or otherwise, of the Company or its subsidiaries or as to any other matter relating thereto or in connection therewith;

5.1.10 the Global Offering may or may not be completed and none of the Company, the Joint Global Coordinators or the Underwriters, or their respective subsidiaries, agents, affiliates or advisers, shall be liable in any way to it if the Global Offering is not duly completed for any reason;

5.1.11 it is not a U.S. person (as defined in Rule 902 of Regulation S) and the Investor is acquiring the Investor Shares in an offshore transaction within the meaning of Regulation S for its own account and not with a view to distribution;

5.1.12 it understands that the Investor Shares have not been and will not be registered under the Securities Act and may not be offered, sold, pledged or transferred within the United States or to, or for the account or benefit of, U.S. persons (as defined in Rule 902 of Regulation S), except pursuant to an effective registration statement or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act;

5.1.13 the Investor is a "professional investor" as defined in Part 1 of Schedule 1 to the Securities and Futures Ordinance of the laws of Hong Kong;

5.1.14 it understands that the foregoing representations and acknowledgements contained in Clauses 5.1.6, 5.1.7, 5.1.8, 5.1.11, 5.1.12 and 5.1.13 may be required in connection with the United States, Hong Kong and other securities laws. It acknowledges that the Company, the Joint Global Coordinators and the Underwriters, and their respective subsidiaries, agents, affiliates and advisers, will rely upon the truth and accuracy of such representations and acknowledgements, and it agrees to notify the Company and the Joint Global Coordinators promptly in writing if any of the representations or acknowledgements in Clause 5.1.6, 5.1.7, 5.1.8, 5.1.11, 5.1.12 and 5.1.13 ceases to be accurate and complete or becomes misleading on or prior to the Delivery Date;

5.1.15 the Company and the Joint Global Coordinators shall have the absolute discretion to change or adjust the number of H Shares comprising the Hong Kong Public Offering and/or the International Placing;

5.1.16 any trading in the H Shares is subject to compliance with applicable laws and regulations, including the restrictions on dealing in shares under the Securities and Futures Ordinance of the laws of Hong Kong, the Listing Rules and any other applicable laws, model codes or stock exchange rule; and

5.1.17 it has received (and may in future receive) information that may constitute material, non-public information in connection with its investment in (and holding of) the Investor Shares, and it will not, and will ensure that its affiliates, directors, officers, employees, advisers and representatives do not, purchase, sell or otherwise trade, directly or indirectly, in the shares of the Company in a manner that could result in any violation of the securities laws of the United States, Hong Kong or any other applicable jurisdiction relevant to such dealing.

5.2 Each of the Investor and the Controlling Shareholder warrants that:

5.2.1 the Investor has been duly incorporated and is validly existing under the laws of the British Virgin Islands;

5.2.2 it has full power, authority and capacity, and has taken all actions required to enter into and perform its obligations under this Agreement;

5.2.3 the acquisition of the Investor Shares shall not contravene or result in a contravention of the laws of any jurisdiction to which the Investor is subject in respect of the transactions contemplated under this Agreement or which may otherwise be applicable to the Investor in connection with its subscription for the Investor Shares;

5.2.4 the Investor is acquiring the Investor Shares as principal and for investment purposes;

5.2.5 it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Investor Shares;

5.2.6 its acquisition of and investment in the Investor Shares complies with the provisions of paragraph 5 of Appendix 6 (Placing Guidelines for Equity Securities) to the Listing Rules;

5.2.7 the Investor will not subscribe for H Shares under the Hong Kong Public Offering; and

5.2.8 the Investor is a company whollyowned by the Controlling Shareholder.

Each of the above warranties shall be construed as a separate warranty and shall be deemed to be repeated as at the Delivery Date.

5.3 The Company warrants to the Investor and the Controlling Shareholder in the terms of the warranties as set out in Schedule 2 ("**Warranties**"). Each of the Warranties shall be construed as a separate warranty and shall be deemed to be repeated as at the Delivery Date.

5.4 In consideration of the Company and the Joint Global Coordinators entering into this Agreement, the Controlling Shareholder hereby unconditionally and irrevocably guarantees to the Company and the Joint Global Coordinators the due and punctual performance and observance by the Investor of all its obligations, undertakings and warranties under or pursuant to this Agreement and agrees to indemnify the Company and/or the Joint Global Coordinators against all losses, damages, costs and expenses which the Company and/or the Joint Global Coordinators may suffer through or arising from any breach by the Investor of such obligations, undertakings or warranties. The liability of the Controlling Shareholder as aforesaid shall not be released or diminished by any arrangements or alterations of terms or any forebearance, neglect or delay in seeking performance of the obligations hereby imposed or any granting of time for such performance. The Controlling Shareholder further agrees with the Company and the Joint Global Coordinators to be liable as principal debtor as if it had entered into all undertakings, agreements and other obligations jointly and severally with the Company and/or the Joint Global Coordinators and that this guarantee and indemnity is in addition to and without prejudice to and not in substitution for any rights or security which the Company and/or the Joint Global Coordinators may have for the performance or observance of the obligations, undertakings and warranties of the Investor under or in connection with this Agreement.

6 ANNOUNCEMENTS AND CONFIDENTIALITY

6.1 Each of the parties hereto shall not make any public announcement concerning this Agreement or the transactions contemplated herein or any other arrangement involving the Company, the Investor and the Controlling Shareholder without the prior written consent of the other parties hereto. Notwithstanding the foregoing, this Agreement may be disclosed:

6.1.1 to the Hong Kong Stock Exchange, and the relationship between the Company, the Investor and the Controlling Shareholder may be described in the Hong Kong prospectus, international offering circular and announcements to be issued by the Company for or in connection with the Global Offering;

6.1.2 to the legal, financial and other advisers and employees of the parties hereto on a need-to-know basis and provided that such parties agree to comply with such confidentiality obligation herein; and

6.1.3 otherwise by any party hereto as may be required by any law, rules or regulations, regulatory authority with jurisdiction over such party (including, without limitation, submitting this Agreement as a material contract to the Hong Kong Companies Registry for registration and making it available for inspection by the public in accordance with the Companies Ordinance of the laws of Hong Kong and Listing Rules).

No other reference or disclosure shall be made regarding this Agreement or any ancillary matters hereto by the Investor or the Controlling Shareholder, except where it shall have consulted the Company in advance to seek the Company's prior written consent as to the principle, form and content of such disclosure.

6.2 The Joint Global Coordinators shall use all reasonable endeavours to provide for review by the

Investor and the Controlling Shareholder any statement in the Hong Kong prospectus and the international offering circular to be issued by the Company for or in connection with the Global Offering and such other announcements which may be issued by the Company (the "**Public Documents**") which relates to this Agreement and the general background information on the Investor prior to publication. Each of the Investor and the Controlling Shareholder shall cooperate with the Company and the Joint Global Coordinators to ensure that all references to it in such Public Documents are true, accurate and not misleading, and shall provide any comments promptly to the Company and the Joint Global Coordinators.

6.3 Each of the Investor and the Controlling Shareholder warrants that the description in relation to it to be included in such drafts of the Public Documents provided to the Investor and the Controlling Shareholder from time to time is true and accurate in all material respects and is not misleading. Without prejudice to the provisions of Clause 6.2, each of the Investor and the Controlling Shareholder irrevocably consents to the mention and inclusion in the Public Documents of its name and all or part of the description may be included in the public offering documentation and other marketing materials for the Global Offering. Each of the Investor and the Controlling Shareholder undertakes promptly to provide such further information and/or supporting documentation relating to it, its ownership and/or otherwise relating to the matters referred thereto which may reasonably be required by the Company to (i) update the description of the Investor in the Public Documents subsequent to the date of this Agreement and (ii) enable the Company to comply with applicable companies or securities registration and/or the requests of competent regulatory authorities, including without limitation the Hong Kong Stock Exchange and the Securities and Futures Commission of Hong Kong (collectively, the "**Securities Regulators**").

7 UNDERTAKINGS

The Investor, the Controlling Shareholder, the Joint Global Coordinators and the Company shall cooperate with respect to any notifications to, or consents and/or approvals of, third parties, including the Securities Regulators, which are or may be required for the purposes of, or in connection with, this Agreement.

8 MISCELLANEOUS

8.1 The Joint Global Coordinators shall keep the Investor and the Controlling Shareholder regularly informed verbally of the progress of the Global Offering up to the Delivery Date. Such verbal communication shall be made by a designee of the Joint Global Coordinators to a designee of the Investor and the Controlling Shareholder, such designees to be notified to the other party in accordance with Clause 11. Subject to the preceding sentences of this Clause 8.1, the provision of such information, as regards its form, content, timing and otherwise, shall be in the absolute discretion of the Joint Global Coordinators. Whilst the Joint Global Coordinators will exercise reasonable care in providing such information as aforesaid, it will have no liability to the Investor, the Controlling Shareholder or any other party to this Agreement whether as a result of the provision or non-provision of any such information, or of the Investor's or the Controlling Shareholder's reliance on any such information, or otherwise however arising therefrom.

8.2 Each party shall pay its own expenses, including any legal and advisory fees, in connection with this Agreement and the transactions contemplated herein.

8.3 In this Agreement, references to Clauses and Schedules are to clauses of and schedules to this Agreement, the Schedules shall form an integral part of this Agreement, "business day" means a day (excluding Saturdays and Sundays) on which licensed banks in Hong Kong are generally

open for normal banking business and "Hong Kong" shall mean the "Hong Kong Special Administrative Region of the People's Republic of China".

9 VALID AND BINDING AGREEMENT

Each of the parties confirms and represents that this Agreement has been duly authorised, executed and delivered by it and constitutes its legal, valid and binding obligation and that all requisite corporate, shareholder or other consents, approvals and authorisations have been obtained by such party for the performance of its obligations under this Agreement.

10 ALTERATION AND TERMINATION

10.1 No alteration to, or variation of, this Agreement shall be effective unless agreed by all the parties hereto in writing.

10.2 The rights and obligations of the parties under this Agreement shall lapse and be of no further effect if the Delivery Date does not occur on or before 28 February 2007 and the Investor and the Controlling Shareholder shall not be entitled to pursue any claims under this Agreement against the Company, the Joint Global Coordinators or the Underwriters, or their respective subsidiaries, agents, affiliates or advisers, including without limitation, any claims based on any breach of the Warranties, provided that the Joint Global Coordinators shall procure the refund in full of the purchase monies already paid by the Investor hereunder, if any, within one business day of such termination without interest.

11 NOTICES

11.1 All notices delivered hereunder shall be in writing in accordance with Clause 11.2 and shall be communicated to the following addresses:

If to the Company:
No.1 Huangsidajie, Chaoyang District,
Beijing, PRC

Facsimile: (8610) 8225 6484
For the attention of: Qun Jiang

If to the Investor or the Controlling Shareholder:
32nd Floor, CITIC Tower,
1 Tim Mei Avenue,
Central, Hong Kong

Facsimile: (852) 2877 1275
For the attention of: Mr. Larry Yung Chi Kin

If to CICC:
28th Floor, China World Tower 2, No.1 Jianguomenwai Avenue, Beijing, China.

Facsimile: (86 10) 6505 1156
For the attention of: Junbao Shan

If to CG:
50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong.
Facsimile: (852) 3018 7139

For the attention of: Sheng Wu

If to MS:
30th Floor, Three Exchange Square, Central, Hong Kong.
Facsimile: (852) 3407 5361
For the attention of: Qi Fan

11.2 Any such notice shall be served by sending it by facsimile machine. Any notice shall be deemed to have been served on receipt of confirmation of successful transmission.

12 COUNTERPARTS

12.1 This Agreement may be executed by the parties in counterparts.

13 ENTIRE AGREEMENT

13.1 This Agreement together with its schedules supercedes any previous agreement, whether oral or written, among the parties in relation to the matters dealt with in this Agreement and represents the entire understanding among the parties in relation thereto.

14 SERVICE OF PROCESS

The Investor hereby appoints Mr. Larry Yung Chi Kin of 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong (the "**Investor Agent**") to accept service of all legal process arising out of or in connection with this Agreement and service on the Investor Agent shall be deemed to be service on the Investor.

15 GOVERNING LAW

15.1 This Agreement shall be governed by, and construed in accordance with, the laws of Hong Kong.

15.2 Each party hereto submits to the non-exclusive jurisdiction of the Hong Kong courts.

SCHEDULE 1
INVESTOR SHARES

For the purpose of this Agreement, the " Investor Shares" means the aggregate of the maximum number of H Shares that may be purchased with US$25 million at the IPO Price, rounded down to the nearest board lot of H Shares.

Both the IPO Price and the exact number of Investor Shares shall be determined by the Joint Global Coordinators and the Company, and such determination shall be, in the absence of manifest error, conclusive.

The actual number of Investor Shares and the extent to which the Investor Shares form part of the Global Offering will be notified to the Investor by the Joint Global Coordinators as soon as practicable after the determination of the IPO Price.

SCHEDULE 2
WARRANTIES OF THE COMPANY

(a) The Company has been duly incorporated and is validly existing under the laws of the People's Republic of China;

(b) The Company, has full power, authority and capacity, and has taken all actions required to enter into and perform its obligations under this Agreement, including the issue of the Investor Shares; and

(c) The Investor Shares, subject to payment, will when issued be credited as fully paid and free from all options, liens, charges, mortgages, pledges, claims, equities, encumbrances and other third party rights and shall rank *pari passu* with the H Shares then in issue and to be listed on the Hong Kong Stock Exchange.

IN WITNESS of the agreement set out above, each of the parties has executed this Agreement by its duly authorised signatory on the date set out at the beginning.

SIGNED FOR AND ON BEHALF OF
CHINA COAL ENERGY COMPANY LIMITED

by: ______________________________
Name: Jing Tianliang
Title: Chairman

SIGNED FOR AND ON BEHALF OF
SILVER LEAD ENTERPRISES CORP.

by: ______________________________
Name: Larry Yung Chi Kin
Title: Director

SIGNED BY
LARRY YUNG CHI KIN

____

SIGNED FOR AND ON BEHALF OF
CHINA INTERNATIONAL CAPITAL CORPORATION LIMITED

by: ______________________________
Name: Zhang Xiaoming
Title: Managing Director

SIGNED FOR AND ON BEHALF OF
CITIGROUP GLOBAL MARKETS ASIA LIMITED

by: ______________________________
Name: WILLY LIU
Title: MD

SIGNED FOR AND ON BEHALF OF
MORGAN STANLEY DEAN WITTER ASIA LIMITED

by: ______________________________

Name: George Taylor

Title: Executive Director



Dated 29 November 2006

CHINA COAL ENERGY COMPANY LIMITED

FUTEC LIMITED

SHAU KEE FINANCIAL ENTERPRISES LIMITED

CHINA INTERNATIONAL CAPITAL CORPORATION LIMITED

CITIGROUP GLOBAL MARKETS ASIA LIMITED

MORGAN STANLEY DEAN WITTER ASIA LIMITED

CORPORATE PLACING AGREEMENT

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road, Central
Hong Kong

TABLE OF CONTENTS

Clause **Pages No.**

1 INVESTMENT 2
2 CONDITIONS 2
3 CLOSING 2
4 RESTRICTIONS ON DISPOSAL BY THE INVESTOR 3
5 ACKNOWLEDGEMENTS AND WARRANTIES 4
6 ANNOUNCEMENTS AND CONFIDENTIALITY 7
7 UNDERTAKINGS 8
8 MISCELLANEOUS 8
9 VALID AND BINDING AGREEMENT 9
10 ALTERATION AND TERMINATION 9
11 NOTICES 9
12 COUNTERPARTS 10
13 ENTIRE AGREEMENT 10
14 SERVICE OF PROCESS 10
15 GOVERNING LAW 10
SCHEDULE 1 INVESTOR SHARES 11
SCHEDULE 2 WARRANTIES OF THE COMPANY 12
SCHEDULE 3 DESCRIPTION OF THE INVESTOR 13

THIS CORPORATE PLACING AGREEMENT is made on 29 **November 2006**

BY AND AMONG:-

1. **CHINA COAL ENERGY COMPANY LIMITED** whose registered office is at No.1 Huangsidajie, Chaoyang District, Beijing, China (the "**Company**");

2. **FUTEC LIMITED** whose registered office is at Pasea Estate, Road Town, Tortola, British Virgin Islands (the "**Investor**");

3. **SHAU KEE FINANCIAL ENTERPRISES LIMITED** whose registered office is at Pasea Estate, Road Town, Tortola, British Virgin Islands (the "**Controlling Shareholder**");

4. **CHINA INTERNATIONAL CAPITAL CORPORATION LIMITED** whose place of business is at 28th Floor, China World Tower 2, No. 1, Jianguomenwai, Avenue, Beijing, 100004, China ("**CICC**");

5. **CITIGROUP GLOBAL MARKETS ASIA LIMITED** whose registered office is at 50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong ("**CG**"); and

6. **MORGAN STANLEY DEAN WITTER ASIA LIMITED** whose registered office is at 30th Floor, Three Exchange Square, Central, Hong Kong ("**MS**").

   (CICC, CG and MS are collectively known as the "**Joint Global Coordinators**").

WHEREAS:

(A) The Company is applying for a listing for its H shares ("**H Shares**") on the Main Board of The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**"), by way of a global offering (the "**Global Offering**") of H Shares comprising:

   (i) a public offer by the Company of H Shares for subscription in Hong Kong (the "**Hong Kong Public Offering**"); and

   (ii) private placements by the Company of H Shares outside the United States, in offshore transactions to "non-U.S. persons" in reliance on Regulation S ("**Regulation S**") under the Securities Act of 1933, as amended (the "**Securities Act**") , including a public offering without listing in Japan, and in the United States to qualified institutional buyers, as defined in Rule 144A under the Securities Act (collectively, the "**International Placing**").

(B) The Investor wishes to make an equity investment in the Company as part of the Global Offering subject to and on the basis and terms set out in this Agreement.

IT IS AGREED as follows:

1 INVESTMENT

1.1 Subject to the conditions specified in this Agreement, the Investor will acquire the Investor Shares (defined below) at the IPO Price (defined below) under and as part of the International Placing.

1.2 Each of the Company and the Joint Global Coordinators agrees that the Investor shall be placed and allocated the Investor Shares (defined below) at the IPO Price. Subject to Clause 2, the Investor shall pay the aggregate amount of the IPO Price for the number of Investor Shares determined in accordance with Schedule 1 to this Agreement, together with a brokerage fee of 1%, the SFC transaction levy of 0.004% and the Hong Kong Stock Exchange trading fee of 0.005% in respect of the Investor Shares in the manner as stated in Clause 3.1.

1.3 For the purposes of this Agreement, the "**Investor Shares**" means such number of H Shares offered by the Company to the Investor in the International Placing and as calculated in accordance with Schedule 1 to this Agreement; and the "**IPO Price**" means the price per H Share at which H Shares are acquired by investors under the International Placing and the Hong Kong Public Offering, expressed in Hong Kong dollars, and to be determined as set forth in Clause 5.1.1 (which price excludes a brokerage fee of 1%, the SFC transaction levy of 0.004% and the Hong Kong Stock Exchange trading fee of 0.005%).

2 CONDITIONS

2.1 The Investor's agreement in Clause 1 (and the right of the Investor to acquire the Investor Shares) is conditional upon underwriting agreements for each of the Hong Kong Public Offering and the International Placing being entered into and having become effective and unconditional (in accordance with their respective original terms or as subsequently varied by agreement of the relevant parties).

3 CLOSING

3.1 Subject to Clause 2, the Investor will acquire, through the Joint Global Coordinators or their respective selling agents, and, subject to Clause 3.3, the Company will issue to the Investor through the Joint Global Coordinators or their selling agents, the Investor Shares at the IPO Price on the Delivery Date (defined below) pursuant to, and as part of, the International Placing.

3.2 The Investor shall make payment for the Investor Shares (together with the brokerage fee of 1%, the SFC transaction levy of 0.004% and the Hong Kong Stock Exchange trading fee of 0.005%) in full and without deduction by same day value to be credited on the Delivery Date to such Hong Kong dollar bank account as may be notified to the Investor by the Joint Global Coordinators in writing no later than two clear business day prior to the due date for payment, which notice shall include, inter alia, the payment account details and the total amount payable by the Investor hereunder.

3.3 For the purpose of this clause, the "**Delivery Date**" means the date on which the H Shares are first listed on the Hong Kong Stock Exchange (the "**Listing Date**") or such later time or date (which shall not be later than 31 days after the date on which the H Shares are first listed on the Hong Kong Stock Exchange) as the Joint Global Coordinators may notify the Investor by not less than two clear business days' prior written notice (a "**Deferred Settlement Date**"), at which time and date payment by the Investor for the Investor Shares (together with the brokerage fee of 1%, the SFC transaction levy of 0.004% and the Hong Kong Stock Exchange

trading fee of 0.005%) shall become due and payable and:

(a) if the Delivery Date shall take place on the Listing Date, the Company will issue the Investor Shares to the Investor; or

(b) if the Delivery Date shall take place on a Deferred Settlement Date, the Joint Global Coordinators will procure the issue or delivery of the Investor Shares to the Investor by exercising the Over-allotment Option (as defined in the Hong Kong prospectus for the Global Offering) or otherwise acquiring sufficient number of Investor Shares from the secondary market.

3.4 The Delivery Date for the Investor Shares is currently expected to be not later than 19 January 2007, but is subject to change. The Joint Global Coordinators shall promptly notify the Investor of any delay in the Delivery Date.

3.5 Delivery of the Investor Shares to the Investor shall be made through Hong Kong Securities Clearing Company Limited for the account of the Investor on the Delivery Date through the international underwriters for the International Placing (the "**International Underwriters**") (or may be delivered in any other manner which the Company, the Joint Global Coordinators and the Investor may agree).

3.6 As an alternative to the deferred delivery arrangements referred to in Clauses 3.1 to 3.5, upon request of the Joint Global Coordinators, the Investor undertakes (and the Controlling Shareholder shall procure the Investor) to negotiate in good faith with the stabilising manager appointed by the Joint Global Coordinators in connection with the Global Offering (the "**Stabilising Manager**") with a view to agreeing the provisions of a stock borrowing agreement on terms reasonably acceptable to both parties, under which the Investor shall agree to lend to the Stabilising Manager such number of the Investor Shares at the Stabilising Manager's option as is equal to or not exceeding the number of the Investor Shares.

4 RESTRICTIONS ON DISPOSAL BY THE INVESTOR

4.1 Each of the Investor and the Controlling Shareholder agrees that, without the prior written consent of the Company and the Joint Global Coordinators, and save as contemplated under Clause 3.6, it will not, whether directly or indirectly, at any time during the period of 12 months following the date of commencement of dealings in the H Shares on the Hong Kong Stock Exchange (the "**Lock-up Period**"), dispose of any of the Relevant Shares (as defined below) or any direct or indirect interest in any company or entity holding any of the Relevant Shares. After the expiry of the Lock-up Period, the Investor shall first notify the Company before the disposal of any Relevant Shares. The Investor shall use all reasonable endeavours to ensure that any such disposal will not create a disorderly or false market for the H Shares.

4.2 This Clause 4 shall not prevent the Investor from transferring the Relevant Shares to one of its wholly-owned subsidiaries (provided that any such subsidiary be incorporated outside the United States and with its principal place of business outside of the United States) (the "**Investor Subsidiary**") provided that, in all cases: (A) prior written notice of such transfer is provided to the Company and the Joint Global Coordinators, such written notice shall contain the identity of the proposed transferee, its relationship with the Investor and the business of the proposed transferees and (B) such Investor Subsidiary undertakes in writing to, and the Investor hereby irrevocably undertakes to procure that such Investor Subsidiary will, abide by the terms and restrictions in this Agreement imposed on the Investor as if such Investor Subsidiary was itself subject to such terms and restrictions; and (C) if any Investor Subsidiary holding the Relevant Shares is about to or will cease to be a wholly owned subsidiary of the Investor, the

Investor shall procure that such entity transfers any such Relevant Shares to the Investor or another Investor Subsidiary before ceasing to be so wholly-owned by the Investor.

4.3 For the purpose of this Clause 4, references to "**dispose of**" or "**disposal**" include in respect of any H Shares, offering, pledging, charging, selling, mortgaging, lending, creating, transferring or otherwise disposing of any legal or beneficial interest (including by the creation of or an agreement to create or selling or granting or agreeing to sell or grant any option or contract to purchase or any warrant or right to purchase) in the H Shares or any securities convertible into or exercisable or exchangeable for such H Shares, or contracting to do so, whether directly or indirectly, or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences or incidents of ownership of such H Shares or securities whether any of the foregoing transactions is to be settled by delivery of, for the purpose of this Agreement, H Shares or such other securities, cash or otherwise; and "**Relevant Shares**" means the Investor Shares and any shares or other securities of the Company which are derived from the Investor Shares (pursuant to any rights issue, capitalisation issue, capital reorganization or otherwise).

4.4 The Investor and the Controlling Shareholder jointly and severally agree that within 12 months from the Listing Date, unless they have received the prior written consent of the Company, the Controlling Shareholder and its associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, being the "**Listing Rules**") (including but not limited to the Investor and its associates) shall not acquire any further shares in the capital of the Company such that, as a result of such acquisition, the aggregate holding (direct and indirect) of the Controlling Shareholder and its associates (including but not limited to the Investor and its associates) in the total issued share capital of the Company shall be equal to or more than the required percentage for a shareholder to become a substantial shareholder of the Company under the Listing Rules (currently 10% of the total issued share capital of the Company).

5 ACKNOWLEDGEMENTS AND WARRANTIES

5.1 Each of the Investor and the Controlling Shareholder agrees, undertakes, acknowledges or confirms (as the case requires) to the Company and each of the Joint Global Coordinators that:

5.1.1 the IPO Price is to be fixed by agreement between the Company and the Joint Global Coordinators (on behalf of the underwriters of the Hong Kong Public Offering and the International Placing (collectively, the "**Underwriters**")) following, and on the basis of, an international "roadshow" and "bookbuilding" process;

5.1.2 to the extent any of the Investor Shares are transferred to and held by an Investor Subsidiary, the Investor shall cause the Investor Subsidiary to remain a wholly-owned subsidiary of the Investor for so long as such subsidiary continues to hold any of the Investor Shares before the expiry of the Lock-up Period;

5.1.3 this Agreement and the relationship and arrangements between the parties contemplated by this Agreement will be required to be disclosed in public offering documentation and in the preliminary offering circular, final offering circular and roadshow materials for the Global Offering; specifically, this Agreement will be a material contract required to be filed with regulatory authorities, discussed in correspondence with the relevant regulators and/or made available for public inspection in connection with the Global Offering;

5.1.4 (A) it has conducted its own investigation with respect to the Company and the Investor

Shares; (B) it has consulted its own independent advisers or otherwise has satisfied itself concerning, without limitation, the tax, legal, currency and other economic considerations related to the investment in the Investor Shares to the extent it has considered necessary or appropriate, and (C) has not relied and will not be entitled to rely on any legal opinion, due diligence review or investigation or other advice given or performed by any of the Company, the Joint Global Coordinators or the Underwriters or their respective subsidiaries, agents, affiliates or advisers in connection with the Global Offering;

5.1.5 notwithstanding that any information or materials concerning the Company (whether prepared by the Company, the Joint Global Coordinators or their respective subsidiaries, agents, affiliates or advisers) may have been furnished to it by or on behalf of the Company on or before the date hereof (collectively, the "**evaluation materials**"), none of the Company, the Joint Global Coordinators, or the Underwriters or their respective subsidiaries, agents or affiliates or advisers have made or make any representation or warranty as to the accuracy or completeness of the evaluation materials, and none of them has or will have any liability to it or its representatives or advisers due to the use by such persons of the evaluation materials;

5.1.6 it has obtained or will obtain any consent, approval or authorisation required for its agreement to purchase and accept delivery of the Investor Shares;

5.1.7 as far as it is aware, it is not and will not immediately after the Investor receiving the Investor Shares be, a "connected person" of the Company as defined in the Listing Rules;

5.1.8 the Investor will accept the Investor Shares on and subject to the terms and conditions of the Articles of Association of the Company;

5.1.9 the Company, the Joint Global Coordinators and the Underwriters, their respective subsidiaries, agents, affiliates and advisers have not made any warranty, representation or recommendation to it as to the merits of the Investor Shares, the purchase or offer thereof, or as to the condition, financial or otherwise, of the Company or its subsidiaries or as to any other matter relating thereto or in connection therewith;

5.1.10 the Global Offering may or may not be completed and none of the Company, the Joint Global Coordinators or the Underwriters, or their respective subsidiaries, agents, affiliates or advisers, shall be liable in any way to it if the Global Offering is not duly completed for any reason;

5.1.11 it is not a U.S. person (as defined in Rule 902 of Regulation S) and the Investor is acquiring the Investor Shares in an offshore transaction within the meaning of Regulation S for its own account and not with a view to distribution;

5.1.12 it understands that the Investor Shares have not been and will not be registered under the Securities Act and may not be offered, sold, pledged or transferred within the United States or to, or for the account or benefit of, U.S. persons (as defined in Rule 902 of Regulation S), except pursuant to an effective registration statement or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act;

5.1.13 the Investor is a "professional investor" as defined in Part 1 of Schedule 1 to the Securities and Futures Ordinance of the laws of Hong Kong;

5.1.14 it understands that the foregoing representations and acknowledgements contained in Clauses 5.1.6, 5.1.7, 5.1.8, 5.1.11, 5.1.12 and 5.1.13 may be required in connection with the United States, Hong Kong and other securities laws. It acknowledges that the Company, the Joint Global Coordinators and the Underwriters, and their respective subsidiaries, agents, affiliates and advisers, will rely upon the truth and accuracy of such representations and acknowledgements, and it agrees to notify the Company and the Joint Global Coordinators promptly in writing if any of the representations or acknowledgements in Clause 5.1.6, 5.1.7, 5.1.8, 5.1.11, 5.1.12 and 5.1.13 ceases to be accurate and complete or becomes misleading on or prior to the Delivery Date;

5.1.15 the Company and the Joint Global Coordinators shall have the absolute discretion to change or adjust the number of H Shares comprising the Hong Kong Public Offering and/or the International Placing;

5.1.16 any trading in the H Shares is subject to compliance with applicable laws and regulations, including the restrictions on dealing in shares under the Securities and Futures Ordinance of the laws of Hong Kong, the Listing Rules and any other applicable laws, model codes or stock exchange rule; and

5.1.17 it has received (and may in future receive) information that may constitute material, non-public information in connection with its investment in (and holding of) the Investor Shares, and it will not, and will ensure that its affiliates, directors, officers, employees, advisers and representatives do not, purchase, sell or otherwise trade, directly or indirectly, in the shares of the Company in a manner that could result in any violation of the securities laws of the United States, Hong Kong or any other applicable jurisdiction relevant to such dealing.

5.2 Each of the Investor and the Controlling Shareholder warrants that:

5.2.1 it has been duly incorporated and is validly existing under the laws of British Virgin Islands;

5.2.2 it has full power, authority and capacity, and has taken all actions required to enter into and perform its obligations under this Agreement;

5.2.3 the acquisition of the Investor Shares shall not contravene or result in a contravention of the laws of any jurisdiction to which the Investor is subject in respect of the transactions contemplated under this Agreement or which may otherwise be applicable to the Investor in connection with its subscription for the Investor Shares;

5.2.4 the Investor is acquiring the Investor Shares as principal and for investment purposes;

5.2.5 it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Investor Shares;

5.2.6 its acquisition of and investment in the Investor Shares complies with the provisions of paragraph 5 of Appendix 6 (Placing Guidelines for Equity Securities) to the Listing Rules;

5.2.7 it will not subscribe for H Shares under the Hong Kong Public Offering; and

5.2.8 the Investor is an indirect wholly-owned subsidiary of the Controlling Shareholder.

Each of the above warranties shall be construed as a separate warranty and shall be deemed to be repeated as at the Delivery Date.

5.3 The Company warrants to the Investor and the Controlling Shareholder in the terms of the warranties as set out in Schedule 2 ("**Warranties**"). Each of the Warranties shall be construed as a separate warranty and shall be deemed to be repeated as at the Delivery Date.

5.4 In consideration of the Company and the Joint Global Coordinators entering into this Agreement, the Controlling Shareholder hereby unconditionally and irrevocably guarantees to the Company and the Joint Global Coordinators the due and punctual performance and observance by the Investor of all its obligations, undertakings and warranties under or pursuant to this Agreement and agrees to indemnify the Company and/or the Joint Global Coordinators against all reasonable losses, damages, costs and expenses which the Company and/or the Joint Global Coordinators may suffer through or arising from any breach by the Investor of such obligations, undertakings or warranties. The liability of the Controlling Shareholder as aforesaid shall not be released or diminished by any arrangements or alterations of terms or any forebearance, neglect or delay in seeking performance of the obligations hereby imposed or any granting of time for such performance. The Controlling Shareholder further agrees with the Company and the Joint Global Coordinators to be liable as principal debtor as if it had entered into all undertakings, agreements and other obligations jointly and severally with the Company and/or the Joint Global Coordinators and that this guarantee and indemnity is in addition to and without prejudice to and not in substitution for any rights or security which the Company and/or the Joint Global Coordinators may have for the performance or observance of the obligations, undertakings and warranties of the Investor under or in connection with this Agreement.

6 ANNOUNCEMENTS AND CONFIDENTIALITY

6.1 Each of the parties hereto shall not make any public announcement concerning this Agreement or the transactions contemplated herein or any other arrangement involving the Company, the Investor and the Controlling Shareholder without the prior written consent of the other parties hereto. Notwithstanding the foregoing, this Agreement may be disclosed:

6.1.1 to the Hong Kong Stock Exchange, and the relationship between the Company, the Investor and the Controlling Shareholder may be described in the Hong Kong prospectus, international offering circular and announcements to be issued by the Company for or in connection with the Global Offering;

6.1.2 to the legal, financial and other advisers and employees of the parties hereto on a need-to-know basis and provided that such parties agree to comply with such confidentiality obligation herein; and

6.1.3 otherwise by any party hereto as may be required by any law, rules or regulations, regulatory authority with jurisdiction over such party (including, without limitation, submitting this Agreement as a material contract to the Hong Kong Companies Registry for registration and making it available for inspection by the public in accordance with the Companies Ordinance of the laws of Hong Kong and Listing Rules).

No other reference or disclosure shall be made regarding this Agreement or any ancillary matters hereto by the Investor or the Controlling Shareholder, except where it shall have consulted the Company in advance to seek the Company's prior written consent as to the principle, form and content of such disclosure.

6.2 The Joint Global Coordinators shall use all reasonable endeavours to provide for review by the

Investor and the Controlling Shareholder any statement in the Hong Kong prospectus and the international offering circular to be issued by the Company for or in connection with the Global Offering and such other announcements which may be issued by the Company (the "**Public Documents**") which relates to this Agreement and the general background information on the Investor prior to publication. Each of the Investor and the Controlling Shareholder shall cooperate with the Company and the Joint Global Coordinators to ensure that all references to it in such Public Documents are true, accurate and not misleading, and shall provide any comments promptly to the Company and the Joint Global Coordinators.

6.3 Each of the Investor and the Controlling Shareholder warrants that the description in relation to it as set out in Schedule 3 or as may be further agreed by the parties in good faith (the "**Description**") is true and accurate in all material respects and is not misleading. Without prejudice to the provisions of Clause 6.2, each of the Investor and the Controlling Shareholder irrevocably consents to the mention and inclusion in the Public Documents of its name and all or part of the Description may be included in the public offering documentation and in the preliminary offering circular, final offering circular and roadshow materials for the Global Offering. Each of the Investor and the Controlling Shareholder undertakes promptly to provide such further information and/or supporting documentation relating to it, its ownership and/or otherwise relating to the matters referred thereto which may reasonably be required by the Company to (i) update the description of the Investor in the Public Documents subsequent to the date of this Agreement and (ii) enable the Company to comply with applicable companies or securities registration and/or the requests of competent regulatory authorities, including without limitation the Hong Kong Stock Exchange and the Securities and Futures Commission of Hong Kong (collectively, the "**Securities Regulators**").

7 UNDERTAKINGS

The Investor, the Controlling Shareholder, the Joint Global Coordinators and the Company shall cooperate with respect to any notifications to, or consents and/or approvals of, third parties, including the Securities Regulators, which are or may be required for the purposes of, or in connection with, this Agreement.

8 MISCELLANEOUS

8.1 The Joint Global Coordinators shall keep the Investor and the Controlling Shareholder regularly informed verbally of the progress of the Global Offering up to the Delivery Date. Such verbal communication shall be made by a designee of the Joint Global Coordinators to a designee of the Investor and the Controlling Shareholder, such designees to be notified to the other party in accordance with Clause 11. Subject to the preceding sentences of this Clause 8.1, the provision of such information, as regards its form, content, timing and otherwise, shall be in the absolute discretion of the Joint Global Coordinators. Whilst the Joint Global Coordinators will exercise reasonable care in providing such information as aforesaid, it will have no liability to the Investor, the Controlling Shareholder or any other party to this Agreement whether as a result of the provision or non-provision of any such information, or of the Investor's or the Controlling Shareholder's reliance on any such information, or otherwise however arising therefrom.

8.2 Each party shall pay its own expenses, including any legal and advisory fees, in connection with this Agreement and the transactions contemplated herein.

8.3 In this Agreement, references to Clauses and Schedules are to clauses of and schedules to this Agreement, the Schedules shall form an integral part of this Agreement, "business day" means a day (excluding Saturdays and Sundays) on which licensed banks in Hong Kong are generally

open for normal banking business and "Hong Kong" shall mean the "Hong Kong Special Administrative Region of the People's Republic of China".

9 VALID AND BINDING AGREEMENT

Each of the parties confirms and represents that this Agreement has been duly authorised, executed and delivered by it and constitutes its legal, valid and binding obligation and that all requisite corporate, shareholder or other consents, approvals and authorisations have been obtained by such party for the performance of its obligations under this Agreement.

10 ALTERATION AND TERMINATION

10.1 No alteration to, or variation of, this Agreement shall be effective unless agreed by all the parties hereto in writing.

10.2 The rights and obligations of the parties under this Agreement shall lapse and be of no further effect if the Delivery Date does not occur on or before 28 February 2007 and the Investor and the Controlling Shareholder shall not be entitled to pursue any claims under this Agreement against the Company, the Joint Global Coordinators or the Underwriters, or their respective subsidiaries, agents, affiliates or advisers, including without limitation, any claims based on any breach of the Warranties, provided that the Joint Global Coordinators shall procure the refund in full of the purchase monies already paid by the Investor hereunder, if any, within one business day of such termination without interest.

11 NOTICES

11.1 All notices delivered hereunder shall be in writing in accordance with Clause 11.2 and shall be communicated to the following addresses:

If to the Company:
No.1 Huangsidajie, Chaoyang District,
Beijing, PRC

Facsimile: (8610) 8225 6484
For the attention of: Qun Jiang

If to the Investor or the Controlling Shareholder:
c/o 76/F Two International Finance Centre,
8 Finance Street,
Central, Hong Kong

Facsimile: (852) 2805 0128
For the attention of: Mr. Sidney Lau

If to CICC:
28th Floor, China World Tower 2, No.1 Jianguomenwai Avenue, Beijing, China.

Facsimile: (86 10) 6505 1156
For the attention of: Junbao Shan

If to CG:
50th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong.
Facsimile: (852) 3018 7139

For the attention of: Sheng Wu

If to MS:
30th Floor, Three Exchange Square, Central, Hong Kong.
Facsimile: (852) 3407 5361
For the attention of: Qi Fan

11.2 Any such notice shall be served by sending it by facsimile machine. Any notice shall be deemed to have been served on receipt of confirmation of successful transmission.

12 COUNTERPARTS

12.1 This Agreement may be executed by the parties in counterparts.

13 ENTIRE AGREEMENT

13.1 This Agreement together with its schedules supercedes any previous agreement, whether oral or written, among the parties in relation to the matters dealt with in this Agreement and represents the entire understanding among the parties in relation thereto.

14 SERVICE OF PROCESS

Each of the Investor and the Controlling Shareholder hereby appoints Liu Cheung Yuen, Timon, of 76/F Two International Finance Centre, 8 Finance Street, Central Hong Kong (the "**Investor Agent**") to accept service of all legal process arising out of or in connection with this Agreement and service on the Investor Agent shall be deemed to be service on the Investor or the Controlling Shareholder, as the case may be.

15 GOVERNING LAW

15.1 This Agreement shall be governed by, and construed in accordance with, the laws of Hong Kong.

15.2 Each party hereto submits to the non-exclusive jurisdiction of the Hong Kong courts.

SCHEDULE 1
INVESTOR SHARES

For the purpose of this Agreement, the " Investor Shares" means the aggregate of the maximum number of H Shares that may be purchased with US$50 million at the IPO Price, rounded down to the nearest board lot of H Shares.

Both the IPO Price and the exact number of Investor Shares shall be determined by the Joint Global Coordinators and the Company, and such determination shall be, in the absence of manifest error, conclusive.

The actual number of Investor Shares and the extent to which the Investor Shares form part of the Global Offering will be notified to the Investor by the Joint Global Coordinators as soon as practicable after the determination of the IPO Price.

SCHEDULE 2
WARRANTIES OF THE COMPANY

(a) The Company has been duly incorporated and is validly existing under the laws of the People's Republic of China;

(b) The Company, has full power, authority and capacity, and has taken all actions required to enter into and perform its obligations under this Agreement, including the issue of the Investor Shares; and

(c) The Investor Shares, subject to payment, will when issued be credited as fully paid and free from all options, liens, charges, mortgages, pledges, claims, equities, encumbrances and other third party rights and shall rank *pari passu* with the H Shares then in issue and to be listed on the Hong Kong Stock Exchange.

SCHEDULE 3
DESCRIPTION OF THE INVESTOR

Description of Investor and Controlling Shareholder for insertion in the prospectus:

Futec Limited has agreed to subscribe for such number of H shares (rounded down to the nearest whole board lot of [1,000] shares) which may be purchased for US$50 million at the Offer Price of the Global Offering. Assuming an Offer Price of HK$[•], [being the mid-point of the price range set out in this prospectus,]and using the exchange rate of HK$7.80 to US$1.00, the total number of H shares that Futec Limited would subscribe for would be [•], which is [•]% of the H shares outstanding immediately following the completion of the Global Offering, assuming that the Over-allotment Option is not exercised.

Futec Limited is a private company incorporated in the British Virgin Islands and is indirectly wholly owned by Shau Kee Financial Enterprises Limited which in turn is wholly owned by Lee Financial (Cayman) Limited of which Dr. Lee Shau Kee is a substantial shareholder.

IN WITNESS of the agreement set out above, each of the parties has executed this Agreement by its duly authorised signatory on the date set out at the beginning.

SIGNED FOR AND ON BEHALF OF
CHINA COAL ENERGY COMPANY LIMITED

by: ______________________
Name: Jing Tianliang
Title: Chairman

SIGNED FOR AND ON BEHALF OF
FUTEC LIMITED

by: ______________________
Name: Fung Lee Woon King
Title: Director

SIGNED FOR AND ON BEHALF OF
SHAU KEE FINANCIAL ENTERPRISES LIMITED

by: ______________________
Name: Fung Lee Woon King
Title: Director

SIGNED FOR AND ON BEHALF OF
CHINA INTERNATIONAL CAPITAL CORPORATION LIMITED

by: ______________________
Name: ZHANG XIAOMING
Title: MD

SIGNED FOR AND ON BEHALF OF
CITIGROUP GLOBAL MARKETS ASIA LIMITED

by: ______________________
Name: WILLY LIU
Title: MD

SIGNED FOR AND ON BEHALF OF
MORGAN STANLEY DEAN WITTER ASIA LIMITED

by: ______________________________

Name: George Taylor

Title: Executive Director



5 DECEMBER 2006

中国中煤能源股份有限公司
(CHINA COAL ENERGY COMPANY LIMITED)

CHINA INTERNATIONAL CAPITAL CORPORATION LIMITED

CHINA INTERNATIONAL CAPITAL CORPORATION (HONG KONG) LIMITED

CITIGROUP GLOBAL MARKETS ASIA LIMITED

MORGAN STANLEY DEAN WITTER ASIA LIMITED

THE HONG KONG UNDERWRITERS
named in Schedule 1 hereto

HONG KONG UNDERWRITING AGREEMENT

FRESHFIELDS BRUCKHAUS DERINGER

CONTENTS

CLAUSE PAGE

1. INTERPRETATION ... 3
2. CONDITIONS ... 9
3. THE HONG KONG PUBLIC OFFERING ... 10
4. THE HONG KONG PUBLIC OFFERING DOCUMENTS ... 13
5. UNDERWRITING ... 13
6. PAYMENT UNDER THE HONG KONG PUBLIC OFFERING ... 15
7. COMMISSION AND EXPENSES ... 16
8. STABILISATION AND LIABILITY ... 17
9. REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS ... 17
10. FURTHER UNDERTAKINGS ... 19
11. TERMINATION ... 21
12. INDEMNITY ... 23
13. REMEDIES AND WAIVERS ... 25
14. ASSIGNMENT ... 25
15. FURTHER ASSURANCE ... 25
16. ENTIRE AGREEMENT ... 26
17. NOTICES ... 26
18. ANNOUNCEMENTS ... 27
19. TIME OF ESSENCE ... 28
20. INVALIDITY ... 28
21. GOVERNING LAW ... 28
22. DISPUTE RESOLUTION ... 28
23. IMMUNITY ... 29
24. JUDGMENT CURRENCY INDEMNITY ... 29
25. COUNTERPARTS ... 30
26. LANGUAGE ... 30

SCHEDULE 1 UNDERWRITING COMMITMENTS OF THE HONG KONG UNDERWRITERS ... 31

SCHEDULE 2 THE WARRANTIES ... 33

SCHEDULE 3 THE CONDITIONS PRECEDENT DOCUMENTS ... 50

SCHEDULE 4 HONG KONG UNDERWRITERS' SET OFF ARRANGEMENTS ... 54

SCHEDULE 5 PROFESSIONAL INVESTOR TREATMENT NOTICE 55
SCHEDULE 6 HONG KONG UNDERWRITERS' WARRANTIES 57

THIS AGREEMENT is made on 5 December 2006

BETWEEN:

(1) 中国中煤能源股份有限公司 **(CHINA COAL ENERGY COMPANY LIMITED)**, a joint stock company incorporated in the People's Republic of China whose principal office is at No.1 Huangsidajie, Chaoyang District, Beijing, 100011, the People's Republic of China (the ***Company***);

(2) **CHINA INTERNATIONAL CAPITAL CORPORATION LIMITED**, whose principal place of business is at 28th Floor, China World Tower 2, No.1 Jian Guo Men Wai Avenue, Beijing 100004, People's Republic of China (***CICC***);

(3) **CHINA INTERNATIONAL CAPITAL CORPORATION (HONG KONG) LIMITED**, a company incorporated in Hong Kong whose place of business in Hong Kong is Suite 2307, 23rd Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong (***CICCHK***);

(4) **CITIGROUP GLOBAL MARKETS ASIA LIMITED**, a company incorporated in Hong Kong whose place of business in Hong Kong is 50th Floor, Citibank Tower, Citibank Plaza, 3 Garden Road, Central, Hong Kong (***Citigroup***);

(5) **MORGAN STANLEY DEAN WITTER ASIA LIMITED**, a company incorporated in Hong Kong whose place of business in Hong Kong is 30th Floor, Three Exchange Square, 8 Connaught Place, Central, Hong Kong (***Morgan Stanley***); and

(6) **THE HONG KONG UNDERWRITERS** whose respective names and addresses are set out in Schedule 1 (together, the ***Hong Kong Underwriters*** and individually, a ***Hong Kong Underwriter***).

WHEREAS:

(A) In connection with the Global Offering, the Company has obtained the following approvals:

(a) the approval (Guo Zi Gai Ge [2006] No. 176) on 24 February 2006 of the State-Owned Assets Supervision and Administration Commission approving the Restructuring;

(b) the approval (Guo Tu Zi Han [2006] No. 232) on 29 March 2006 of the Ministry of Land and Resources approving the disposal of assets of ChinaCoal Group;

(c) the approval (Guo Zi Chan Quan [2006] No. 928) on 31 July 2006 of the State-Owned Assets Supervision and Administration Commission approving an appraisal report (Zhong Lian Ping Bao Zi [2006] No. 88) dated 18 April 2006;

(d) the approval (Guo Zi Chan Quan [2006] No. [944]) on 3 August 2006 of the State-Owned Assets Supervision and Administration Commission approving the management of ChinaCoal Group's State-owned equity interests in the Company; and

(e) the approval (Guo Zi Chan Quan [2006] No. 1048) on 14 August 2006, approving the Company's establishment as a joint stock limited company;

(B) On 22 August 2006, the business licence (Registration number 100000/004047) was issued by the State Administration for Industry and Commerce to the Company, whereupon the Company was established.

(C) On 1 September 2006, the approval State-Owned Assets Supervision and Administration Commission approving the transfer of shares by ChinaCoal Group to National Council for Social Security Fund of the PRC on reduction of state-owned shares.

(D) The Company obtained the approval (Guo Zi Gai Ge [2006] No. 1134) on 11 September 2006 of the State-Owned Assets Supervision and Administration Commission authorising the conversion of the Company into an "oversea subscription company".

(E) The Company obtained the approval (Zheng Jian Guo He Zi [2006] No.27) dated 7 September 2006 of the China Securities Regulatory Commission authorising the Company to apply for the listing of the H Shares on the Hong Kong Stock Exchange.

(F) The Company is registered as an oversea company in Hong Kong under Part XI of the Companies Ordinance with registration number F14968.

(G) As at the date of this Agreement, the Company has a share capital of RMB 8 billion divided into 8 billion ordinary shares of par value RMB1.00 each, which are fully paid and owned by ChinaCoal Group as set out in the section headed "Substantial Shareholders" of the Prospectus.

(H) At a meeting of the Board of Directors held on 22 November 2006, resolutions were passed pursuant to which, *inter alia*, Directors were authorised to agree and sign on behalf of the Company this Agreement and all the other relevant documents in connection with the Global Offering.

(I) The Company has agreed to offer for subscription the Offer Shares pursuant to the Global Offering, with the Hong Kong Public Offer Shares being offered pursuant to the Hong Kong Public Offering and the International Offer Shares being offered pursuant to the International Offering.

(J) The Hong Kong Underwriters have severally agreed to underwrite the issue of the Initial Hong Kong Public Offer Shares by the Company on and subject to the terms and conditions set out herein.

(K) The Company is expected to grant to the International Underwriters exercisable by the Joint Global Coordinators an over-allotment option to require the Company to allot and issue up to an aggregate of 486,956,000 additional H Shares to cover over-allocations in connection with the International Offering.

(L) The Company has appointed CICCHK, Citigroup and Morgan Stanley to act as joint sponsors to the Company in relation to the application to the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Offer Shares.

(M) The Company and ChinaCoal have agreed to give the representations, warranties and undertakings hereinafter mentioned.

NOW IT IS AGREED as follows:

1. INTERPRETATION

1.1 **Defined terms:** In this Agreement (including the recitals and the Schedules), the following expressions shall, unless the context otherwise requires, have the following meanings:

Acceptance Date means 11 December 2006, being the date on which the application lists for the Hong Kong Public Offer Shares will close as stated in the section headed "How to Apply for Hong Kong Public Offer Shares" in the Prospectus (or such other later date as such application lists may close as stated in the Prospectus and the Application Forms);

Accounts Date means 30 June 2006;

affiliate means in relation to a particular company, any company or other entity which is its holding company or subsidiary, or any subsidiary of its holding company or which directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the company specified. For the purposes of this definition, the term "control" (including the terms "controlling," "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise;

Agreement Among Hong Kong Underwriters means the agreement to be entered into between the Joint Global Coordinators, the Hong Kong Underwriters and the Joint Sponsors at the date hereof;

Application Forms means the white and yellow application forms and EIPO Applications for the Hong Kong Public Offer Shares, each in the agreed form to be issued by the Company with the Prospectus;

Approval means any consent, approval, authorisation, sanction, permission, order, franchise, registration, filing, clearance, qualification, licence, permit, certificate or declaration;

Business Day means any day (excluding Saturday and Sunday) on which licensed banks generally are open for business in Hong Kong;

CCASS means the Central Clearing and Settlement System established and operated by Hongkong Clearing;

ChinaCoal Group means 中国中煤能源集团公司 China National Coal Group Corporation, a company established in the PRC, being the sole promoter and sole shareholder of the Company;

Claw Back Shares means the International Offer Shares (excluding the Strategic Placing Shares and Corporate Placing Shares) withdrawn from the International Offering and made available as an additional part of the Hong Kong Public Offer Shares for subscription pursuant to the Hong Kong Public Offering pursuant to clauses 3.6 or 3.9;

Closing means the time when payment is to be made under clause 6, after the Conditions have been fulfilled or waived in accordance with this Agreement, which is expected to be 8:00 a.m. on 19 December 2006 or otherwise as agreed between the Company and the Joint Global Coordinators (on behalf of the Hong Kong Underwriters);

Companies Ordinance means the Companies Ordinance (Chapter 32 of the Laws of Hong Kong);

Company Accounts means the audited combined financial statements of the Group for each of the financial years ended 31 December 2003, 2004 and 2005 and the six months ended 30 June 2006;

Conditions means the conditions set out in clause 2.1;

Corporate Investors means investors who have agreed to subscribe for or purchase H Shares as further described in the Prospectus in "The Strategic and Corporate Placings" section of the Prospectus;

Corporate Placing means the placing of H Shares to the Corporate Investors as further described in the Prospectus in the "The Strategic and Corporate Placings" section of the Prospectus;

Corporate Placing Agreements means the corporate placing agreements among the Company, the Corporate Investors and the Joint Global Coordinators setting out the terms and conditions subject to which the Corporate Investors have agreed to subscribe for or purchase Corporate Placing Shares under the Corporate Placing;

Corporate Placing Shares means the H Shares to be placed with the Corporate Investors pursuant to the Corporate Placing;

CSRC means China Securities Regulatory Commission;

Director(s) means the director(s) of the Company;

EIPO Applications means applications under the Hong Kong Public Offering made by way of electronic instructions to Hong Kong Securities Clearing Company Limited;

Final Offering Circular means the final offering circular to be issued by the Company in connection with the International Offering substantially in the agreed form;

First Dealing Date means the date on which dealings in the H Shares first commence on the Hong Kong Stock Exchange;

Formal Notice means the formal notice substantially in the agreed form required under Rule 12.02, Chapter 12 of the Hong Kong Listing Rules to be published in connection with the Hong Kong Public Offering;

Global Offering means the Hong Kong Public Offering and the International Offering;

Governmental Authorisation means an Approval from an applicable Governmental Authority;

Governmental Authority means any public, regulatory or governmental agency or authority (including, without limitation, the Hong Kong Stock Exchange), other authority and any court at the national, provincial, municipal or local level;

Group means the Company and its subsidiaries;

H Share Registrar means Computershare Hong Kong Investor Services Limited;

H Shares means overseas listed foreign invested shares in the ordinary share capital of the Company, with a nominal value of RMB 1.00 each, which are subscribed for and traded in HK dollars and for which application has been made for the listing, and permission to deal, on the Hong Kong Stock Exchange;

HK dollars and ***HK$*** means Hong Kong dollars, the lawful currency of Hong Kong;

HK GAAP means accounting principles generally accepted in Hong Kong;

HKIAC means Hong Kong International Arbitration Centre;

holding company means has the meaning ascribed thereto in section 2 of the Companies Ordinance;

Hongkong Clearing means Hong Kong Securities Clearing Company Limited;

Hong Kong means The Hong Kong Special Administrative Region of the PRC;

Hong Kong Listing Rules means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time);

Hong Kong Pricing Letter means the letter agreement to be entered into between the Joint Global Coordinators (on behalf of the Hong Kong Underwriters) and the Company immediately following the determination of the Offer Price in accordance with clause 3.7 to record the price so determined;

Hong Kong Public Offering means the offer for subscription of the Hong Kong Public Offer Shares in Hong Kong, on and subject to the terms and conditions set out in the Hong Kong Public Offering Documents;

Hong Kong Public Offering Documents means the Prospectus and the Application Forms;

Hong Kong Public Offering Underwriting Commitment means the commitment of the Hong Kong Underwriters in respect of the Hong Kong Public Offering as set out in Schedule 1 ;

Hong Kong Public Offer Shares means the Initial Hong Kong Public Offer Shares (i) together with, where applicable, the Claw Back Shares, or (ii) as may be adjusted pursuant to clause 5.7;

Hong Kong Stock Exchange means The Stock Exchange of Hong Kong Limited;

Hong Kong Underwriters means the underwriters listed in Schedule 1 to this Agreement;

Initial Hong Kong Public Offering Shares means the 162,320,000 H Shares initially offered for subscription pursuant to the Hong Kong Public Offering and excluding any Claw Back Shares or any adjustment made pursuant to clause 5.7;

International Offering means the conditional placing by the International Underwriters of the International Offer Shares outside the United States and Canada with institutional and professional investors and other investors expected to have a sizeable demand for the H Shares and the public offering of H Shares without listing in Japan and in the United States to Qualified Institutional Buyers, subject to the terms and conditions of the International Underwriting Agreement;

International Offer Shares means the 3,084,054,000 H Shares being initially offered for subscription by the Company pursuant to the International Offering, subject to the provisions of clauses 3.8, 3.9 and 5.7 and the Over-allotment Option;

International Underwriters means the group of underwriters led by CICC, Citigroup Global Markets Limited and Morgan Stanley & Co. International Limited and expected to enter into the International Underwriting Agreement to underwrite the International Offering;

International Underwriting Agreement means the purchase agreement relating to the International Offering which is expected to be entered into between the Company, the International Underwriters and the Joint Global Coordinators on or following the Price Determination Date;

Intersyndicate Agreement means the agreement to be entered into between the Hong Kong Underwriters, the International Underwriters, and the Joint Global Coordinators;

Joint Global Coordinators means CICC, Citigroup and Morgan Stanley;

Joint Sponsors means CICCHK, Citigroup and Morgan Stanley;

Law means any law, rule, regulation, guideline, opinion, notice, circular, order, judgement, decree or ruling of any Governmental Authority;

Listing Committee means the Listing Committee of the Hong Kong Stock Exchange;

Multiple Applications Letter means the letter from the Company to the H Share Registrar substantially in the agreed form relating to identification of multiple applications in relation to the Hong Kong Public Offering Shares;

Nominee means Bank of China (Hong Kong) Nominees Limited, in whose name the application monies are to be held by the Receiving Bankers under the Receiving Bankers' Agreement;

Offer Price means the price per share for the Hong Kong Public Offer Shares as fixed in accordance with the provisions of clause 3.7;

Offer Shares means the 3,246,374,000 H Shares (subject to adjustment) being initially offered for subscription by the Company pursuant to the Global Offering together with any further H Shares allotted or sold pursuant to the exercise of the Over-Allotment Option;

Over-Allotment Option means the option expected to be granted by the Company to the International Underwriters, exercisable by the Joint Global Coordinators on behalf of the International Underwriters, under the International Underwriting Agreement to require the Company to allot and issue up to an aggregate of 486,956,000 additional H Shares to cover over-allocations in connection with the International Offering;

Over-Allotment Shares means up to 486,956,000 H Shares which the Company may be required to issue at the Offer Price pursuant to the Over-Allotment Option;

PRC means the People's Republic of China, which, for the purpose of this Agreement, excludes Hong Kong, Macau Special Administrative Region of the PRC and Taiwan;

Preliminary Offer Circular means the preliminary offering circular issued by the Company in connection with the International Offering dated 27 November 2006;

Price Determination Date means the date, expected to be on or around 13 December 2006 but no later than 17 December 2006, on which the Offer Price is determined in accordance with the provisions of clause 3.7;

Proceedings means any suit, action, investigation, inquiry or proceeding arising out of or in connection with this Agreement;

Prospectus means the prospectus to be issued by the Company in connection with the Hong Kong Public Offering substantially in the agreed form;

Prospectus Date means 6 December 2006;

Receiving Bankers means Bank of China (Hong Kong) Limited, Bank of Communications Co., Ltd Hong Kong Branch and Standard Chartered Bank (Hong Kong) Limited, the banks appointed to hold the application monies received in connection with the Hong Kong Public Offering pursuant to the Receiving Bankers' Agreement;

Receiving Bankers' Agreement means the agreement appointing the Receiving Bankers in the agreed form;

Registrar's Agreement means the agreement between the H Share Registrar and the Company in the agreed form;

Relevant Jurisdiction has the meaning ascribed to it clause 11.1(a)(i);

Restructuring has the meaning ascribed thereto in the Prospectus;

Renminbi and ***RMB*** means Renminbi, the lawful currency of the PRC;

Reporting Accountants means PricewaterhouseCoopers;

SFC means the Securities and Futures Commission of Hong Kong;

Stabilising Manager means Citigroup Global Markets Asia Limited and its affiliates;

Strategic Investors means First Reserve Corporation, FR XI Offshore AIV, L.P. and AMCI Capital L.P.;

Strategic Placing means the placing of such number of H Shares that may be purchased with US$125 million to the Strategic Investors as part of the International Offering as further described in the Prospectus under "The Strategic Placing and Corporate Placings" section of the Prospectus;

Strategic Placing Agreement means the strategic placing agreement 7 November 2006 among the Company, the Joint Global Coordinators and the Strategic Investors setting out the terms and conditions subject to which the Strategic Investors have agreed to subscribe for or purchase the Strategic Placing Shares under the Strategic Placing;

Strategic Placing Shares means the H Shares to be placed with the Strategic Investors pursuant to the Strategic Placing;

subsidiary has the meaning ascribed to it in the Companies Ordinance;

Supervisor(s) means the supervisor(s) of the Company;

Taxation means all forms of taxation whether in Hong Kong, PRC or elsewhere in the world wherever imposed and all statutory, governmental, state, provincial, local governmental or municipal impositions, duties and levies and all penalties, charges, costs and interest relating thereto;

transaction means any transaction, act, event, omission or circumstance existing of whatever nature;

Under-Subscription has the meaning ascribed to it in clause 5.1;

Underwriters means the Hong Kong Underwriters and the International Underwriters;

United States and ***US*** means the United States of America, its territories, its possessions, any State of the United States of America and the District of Columbia;

US dollars and ***US$*** means United States dollar, the lawful currency of the United States;

Valid Applications means applications under the Hong Kong Public Offering from persons made before the closing of the application lists (a) by giving electronic application instructions to HKSCC (i) which have been duly submitted and are otherwise in accordance with the terms and conditions of the Hong Kong Public Offering Documents and (ii) the debit from such person's Designated Bank Account (as defined in the General Rules of CCASS) to effect such instructions has been accepted by the relevant bank when first requested or (b) on Application Forms which (i) have been duly completed and submitted and are otherwise in accordance with the terms and conditions of the Hong Kong Public Offering Documents and (ii) are accompanied by cheques or banker's cashier orders for the full amount payable on application which are honoured on first presentation (or, and without prejudice to the provisions of clauses 5.1 and 5.5, if practicable in the circumstances and requested by the Joint Global Coordinators (for itself and on behalf of the other Hong Kong Underwriters) or the Company, on further presentation) and subject to the provisions of clauses 3.5 and 3.6;

Verification Notes means the verification notes in respect of the Prospectus prepared by Freshfields Bruckhaus Deringer and dated 5 December 2006 (signed copies of which have been or will be delivered to the Joint Sponsors); and

Warranties means the representations, warranties and undertakings in Schedule 2 and given or made, or deemed to be given or made, pursuant to clause 9 and ***Warranty*** shall be construed accordingly.

1.2 **Interpretation:** In this Agreement, unless otherwise specified:

(a) references to recitals, clauses, sub-clauses, paragraphs and Schedules are to recitals, clauses, sub-clauses, paragraphs of, and schedules to, this Agreement;

(b) a reference to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted;

(c) references to a ***company*** shall be construed so as to include any company, corporation or other body corporate, whenever and however incorporated or established;

(d) references to a ***person*** shall be construed so as to include any individual, firm, company, government, state or agency of a state or any joint venture, association or partnership (whether or not having separate legal personality);

(e) references to writing shall include any mode of reproducing words in a legible and non-transitory form;

(f) references to times of the day are, unless otherwise specified, to Hong Kong time;

(g) all headings to clauses, sections and Schedules are for convenience only and do not affect the interpretation of this Agreement;

(h) references to the ***closing of the application lists*** shall be to 12:00 noon on the Acceptance Date;

(i) the Schedules form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement, and any reference to this Agreement shall include the Schedules; and

(j) a reference to a document being ***in the agreed form*** means such document in a form agreed and initialled for the purposes of identification by Freshfields Bruckhaus Deringer and Baker & McKenzie.

2. CONDITIONS

2.1 **Obligations conditional:** The obligations of the Hong Kong Underwriters under this Agreement are conditional upon:

(a) **Documents:** the Joint Global Coordinators (or Freshfields Bruckhaus Deringer on their behalf), on behalf of the Hong Kong Underwriters, receiving the documents listed in Part A of Schedule 3 not later than 6:00 p.m. on the Business Day before the Prospectus Date (or such later time and/or date specified in Schedule 3 or as the Joint Global Coordinators (on behalf of the Hong Kong Underwriters) may otherwise agree) and the documents listed in Part B of Schedule 3 not later than 6:00 p.m. on the Business Day before the Closing, in each case in form and content satisfactory to the Joint Global Coordinators;

(b) **Prospectus authorisation:** the Hong Kong Stock Exchange issuing a certificate pursuant to section 342C(5) of the Companies Ordinance certifying that it authorises registration of the Prospectus not later than 11:00 a.m. or such later time as agreed by the Hong Kong Stock Exchange on the Business Day before the Prospectus Date;

(c) **Prospectus registration:** the Registrar of Companies in Hong Kong registering one copy of the Prospectus duly certified by two Directors (or by their agents duly authorised in writing) as having been approved by the resolutions of the board of Directors and having all the documents required by the provisions of section 342C of the Companies Ordinance to be endorsed thereon or attached thereto not later than on the Business Day before the Prospectus Date;

(d) **Listing approval:** listing of and permission to deal in all the Offer Shares being granted (subject only to allotment) by the Listing Committee in principle on or before the Price Determination Date and dealings in the Offer Shares being allowed by the Hong Kong Stock Exchange to commence on the Hong Kong Stock Exchange on or before 19 December 2006 (or such later date as the Company and the Joint Global Coordinators on behalf of the Hong Kong Underwriters may agree) (and such listing and permission not subsequently being revoked prior to the time and date detailed in clause 11 below);

(e) **International Underwriting Agreement:**

(i) the execution and delivery of the International Underwriting Agreement on or before the Price Determination Date; and

(ii) the International Underwriting Agreement becoming unconditional in accordance with its terms (other than any condition for this Agreement to become unconditional) and not having been terminated in accordance with its terms or otherwise, prior to 8:00 a.m. on the First Dealing Date; and

(f) **Pricing:** the Offer Price having been fixed on the Price Determination Date in accordance with the provisions of clause 3.7 and the Hong Kong Pricing Letter having been executed by the Company and the Joint Global Coordinators (on behalf of the Hong Kong Underwriters).

2.2 **Undertaking:** The Company undertakes to use its best endeavours to procure the fulfilment of the conditions set out in clause 2.1 above and in particular shall furnish such information, supply such documents, pay such fees, give such undertakings and do all such acts and things as may be reasonably required by the Joint Global Coordinators (on behalf of the Hong Kong Underwriters), the Hong Kong Stock Exchange and the Registrar of Companies in Hong Kong in connection with the application for the listing of and permission to deal in the Offer Shares and the fulfilment of such conditions.

2.3 **Waiver:** The Joint Global Coordinators, for themselves and on behalf of the Hong Kong Underwriters, may, at any time, waive any or all of the Conditions or extend the deadline for the fulfilment of such Conditions by such number of days or in such manner as they may in their absolute discretion determine.

2.4 **Long-stop date:** In the event that any of the Conditions is not fulfilled or waived, or in the event that the Price Determination Date shall not occur, on or prior to 6 January 2007, this Agreement shall terminate with immediate effect and the provisions of clause 11.2 shall apply.

3. THE HONG KONG PUBLIC OFFERING

3.1 **Hong Kong Public Offering:** The Company will offer the Hong Kong Public Offer Shares for subscription by the public in Hong Kong at a price not to exceed HK$4.05 per H share, payable in full on application in HK dollars together with relevant brokerage and Hong Kong Stock Exchange trading fee and SFC transaction levy on and subject to the terms and conditions set out in the Hong Kong Public Offering Documents and this Agreement.

3.2 **Appointment:** The Company hereby appoints, to the exclusion of all others:

(a) CICC, Citigroup and Morgan Stanley to act as joint global coordinators and joint bookrunners of the Global Offering; and

(b) CICCHK, Citigroup and Morgan Stanley to act as joint sponsors for the Company in relation to the application to the Hong Kong Stock Exchange for the grant of listing of the Offer Shares and as joint lead managers of the Hong Kong Public Offering,

and, relying on the representations, warranties and undertakings herein contained and subject as hereafter mentioned, CICC, CICCHK, Citigroup and Morgan Stanley respectively accept such appointments.

Each such appointment is made on the basis, and on terms, that each appointee is irrevocably authorised to delegate all or any of its relevant rights, duties, powers and discretions in such manner and on such terms as it thinks fit (with or without formality and without prior notice of any such delegation being required to be given to the Company) to any one or more of its affiliates so long as such affiliates are permitted by applicable law to discharge the duties conferred upon them by such delegation. Each of the above-named appointees shall remain liable for all acts and omissions of any of its affiliates to which it delegates relevant rights, duties, powers and/or discretions pursuant to this sub-clause notwithstanding any such delegation.

Relying on the warranties of the Hong Kong Underwriters set out in Schedule 6, the Company hereby appoints the Hong Kong Underwriters on the terms and subject to the conditions of this Agreement, and to the exclusion of all others, as underwriters of the Hong Kong Public Offering and, as exclusive agents of the Company, to assist the Company to procure applications for the Hong Kong Public Offer Shares under and in connection with the Hong Kong Public Offering or failing which themselves as principals to subscribe for the Hong Kong Public Offer Shares at the Offer Price together with the relevant brokerage, SFC transaction levy and Hong Kong Stock Exchange trading fee. On and subject to the terms and conditions of this Agreement, the Hong Kong Underwriters severally accept such appointment.

3.3 **Formal Notice:** The Company will, subject to registration of the Prospectus in accordance with clause 2.1(c), cause the Formal Notice to be published in the newspapers and on the date(s) as the Company and the Joint Sponsors may agree.

3.4 **Prospectus and Application Forms:** The Company will cause such number of copies of the Prospectus together with Application Forms as the Joint Global Coordinators (on behalf of the Hong Kong Underwriters) may request to be delivered to the Joint Global Coordinators or as the Joint Global Coordinators (on behalf of the Hong Kong Underwriters) may direct for the purpose of issuing the same generally.

3.5 **Application lists:** The application lists for the Hong Kong Public Offer Shares will, subject as mentioned below, open at 11:45 a.m. on the Acceptance Date and will close at 12:00 noon on the same day. In the event of a tropical cyclone warning signal No. 8 or above or a "black" rainstorm warning signal (in any such case, a ***signal***) being in force in Hong Kong at any time between 8:00 a.m. and 12:00 noon on the Acceptance Date then the application lists will open at 11:45 a.m. and close at 12:00 noon on the next Business Day on which no signal remains in force at any time between 8:00 a.m. and 12:00 noon and all references in this Agreement to the closing of the application lists shall be construed accordingly.

3.6 **Basis of allocation:** The Company agrees that the Joint Global Coordinators shall, in consultation with the Company, have the sole and exclusive right, on and subject to the terms and conditions set out in the Hong Kong Public Offering Documents and this Agreement, to accept or reject (in whole or in part) any applications for Hong Kong Public Offer Shares (including, where the number of Hong Kong Public Offer Shares being applied for exceeds the total number of the Hong Kong Public Offer Shares, the right to determine the basis of allocation of the Hong Kong Public Offer Shares) and the Joint Global Coordinators, without prejudice to clause 3.9 below, may, but shall not be obliged to, withdraw Offer Shares from the International Offering and, on behalf of the Company, make available such Offer Shares as additional Hong Kong Public Offer Shares to satisfy Valid Applications.

3.7 **Price determination:** The Offer Price shall be fixed by agreement (if agreement can be reached) between the Company and the Joint Global Coordinators (on behalf of the Hong

Kong Underwriters) in HK dollars after the demand for the International Offering has been determined, which price (exclusive of 1 per cent. brokerage, 0.005 per cent. Hong Kong Stock Exchange trading fee and 0.004 per cent. SFC transaction levy), subject to clause 3.8 below, shall not exceed HK$4.05 per H Share and is expected to be not lower than HK$3.20 per H Share. The Offer Price shall upon its determination be recorded in the Hong Kong Pricing Letter to be executed at such time.

3.8 **Changes to Offer Price range and Initial Hong Kong Public Offer Shares:** The Joint Global Coordinators on behalf of the Hong Kong Underwriters may, based on the level of interest expressed by prospective investors during the book-building process, and with the prior written consent of the Company, change the indicative Offer Price range or the number of Initial Hong Kong Public Offer Shares as stated in the Prospectus. In any such case, the Company shall, as soon as practicable following the decision to make such change and in any event not later than the morning of the Acceptance Date, cause to be published in the South China Morning Post and the Hong Kong Economic Times notices of the change in the indicative Offer Price range or the number of Initial Hong Kong Public Offering Shares, as the case may be.

3.9 **Clawback:** In the event that Valid Applications are received pursuant to the Hong Kong Public Offering in respect of (i) 15 times or more but less than 50 times or (ii) 50 times or more but less than 100 times or (iii) 100 times or more, of the aggregate number of the Initial Hong Kong Public Offering Shares, then the total number of Hong Kong Public Offer Shares available under the Hong Kong Public Offering will be increased to 243,480,000, 324,638,000 or 649,276,000 H shares, respectively, representing approximately 7.5 per cent. (in the case of (i)) or 10 per cent. (in the case of (ii)) or 20 per cent. (in the case of (iii)) respectively, of the total number of H Shares initially available under the Global Offering (before any exercise of the Over-Allotment Option). In such case, the number of H Shares allocated in the International Offering shall be correspondingly reduced, in such manner as the Joint Global Coordinators deem appropriate, and such additional H Shares will be allocated to Pool A and Pool B (as described in the Prospectus) of the Hong Kong Public Offering for subscription at the Offer Price. The Strategic Placing Shares and Corporate Placing Shares shall not be subject to any such reallocation. For the avoidance of doubt, the Over-Allotment Option is granted by the Company to the International Underwriters only, and not to the Hong Kong Underwriters.

3.10 **Receiving Bankers:** The Company will prior to the Prospectus Date appoint the Receiving Bankers to act as receiving bankers in connection with the receiving of completed applications for Hong Kong Public Offer Shares and the Nominee in connection with the receiving and holding of application moneys and any interest accruing thereon, in both cases, on and subject to the terms and conditions of the Receiving Bankers' Agreement.

3.11 **Share Registrar:** The Company will prior to the Prospectus Date appoint the H Share Registrar to provide services in connection with the processing of applications under the Hong Kong Public Offering on and subject to the terms and conditions of the Registrar's Agreement and the Multiple Applications Letter.

3.12 **Further assurance:** Without prejudice to the foregoing obligations, the Company undertakes with the Hong Kong Underwriters to do all such other acts and things as may reasonably be required by the Joint Global Coordinators (on behalf of the Hong Kong Underwriters) for the purpose of the Global Offering and obtaining listing of and permission to deal in the Offer Shares on the Hong Kong Stock Exchange (including in particular taking all reasonable steps to ensure that each of the Directors will sign or cause to be duly signed on their behalf all documents (including the Verification Notes) required to be signed by them as directors of the Company for the purposes of the obtaining of listing of and permission to deal

in the Offer Shares on the Hong Kong Stock Exchange) and that it will comply with all requirements so as to enable the listing of and permission to deal in the Offer Shares to commence on the First Dealing Date to be granted by the Listing Committee and to enable such listing to be maintained.

4. THE HONG KONG PUBLIC OFFERING DOCUMENTS

4.1 **Issue:** Subject to the Prospectus having been registered by the Registrar of Companies in Hong Kong, the Company will, on the Prospectus Date, issue the Hong Kong Public Offering Documents.

4.2 **Other documents:** Except for the Hong Kong Public Offering Documents or except as otherwise provided pursuant to the provisions of this Agreement, the Company undertakes that it and its agents will not, without the prior written approval of the Joint Global Coordinators, to issue, publish, distribute or otherwise make available any document (including any prospectus), material or information in connection with the Hong Kong Public Offering.

5. UNDERWRITING

5.1 **Several underwriting commitments:** On and subject to the terms and conditions of this Agreement and in reliance upon the Warranties, if and to the extent that, by 12:00 noon on the Acceptance Date, there shall remain any Initial Hong Kong Public Offer Shares for which Valid Applications, as subsequently calculated, have not been received (an ***Under-Subscription***), the Hong Kong Underwriters shall, subject to clause 5.7, procure applications for, or failing which themselves as principal to apply for, such number of Hong Kong Public Offer Shares in aggregate to the extent of the Under-Subscription at the Offer Price (together with the relevant brokerage, SFC transaction levy and Hong Kong Stock Exchange trading fee) in accordance with the terms and conditions set out in the Hong Kong Public Offering Documents (other than as to the deadline for making the application and save as provided in this clause) and shall pay or procure to be paid, in accordance with clause 5.6(b), the full amount payable on application PROVIDED THAT the obligations of the Hong Kong Underwriters in respect of Hong Kong Public Offer Shares under this clause 5.1 shall be several (and not joint and several) on the basis that each Hong Kong Underwriter shall apply as principal or procure applications for the number of Hong Kong Public Offer Shares to which this clause 5.1 applies in the proportions set out against its name in the column headed "Percentage of Hong Kong Public Offering Underwritten" in Schedule 1 .

5.2 **Rights and obligations:** None of the Hong Kong Underwriters will be liable for any failure on the part of any of the other Hong Kong Underwriters to perform its obligations under this clause 5. Notwithstanding the foregoing, each of the Hong Kong Underwriters shall be entitled to enforce any or all of its rights under this Agreement either alone or jointly with the other Hong Kong Underwriters.

5.3 **Acceptance of applications:** The Company agrees with the Hong Kong Underwriters that all Valid Applications received prior to the closing of the application lists and accepted by the Joint Global Coordinators, either in whole or in part, will be accepted by the Company before calling upon the Hong Kong Underwriters or any of them to perform the obligations imposed on them by this clause 5.

5.4 **Calculation of Hong Kong Public Offer Shares applied for:** Following the closing of the application lists, the Company will, in conjunction with the Receiving Bankers and the H Share Registrar, calculate and notify the Joint Global Coordinators of the number of Hong Kong Public Offer Shares for which duly completed Application Forms have been received

and will procure that the Applications Forms will be processed, and such calculation made, as soon as practicable after the closing of the application lists.

5.5 **Notification of Under-Subscription:** In the event that the number of Hong Kong Public Offer Shares being applied for pursuant to Valid Applications falls short of the total number of Initial Hong Kong Public Offer Shares so that the Hong Kong Underwriters are obliged, subject to clause 5.7, to apply as principals for or procure applicants pursuant to clause 5.1 for the Hong Kong Public Offer Shares representing the shortfall, the Company will use procure that the H Share Registrar and/or the Receiving Bankers will as soon as possible and in any event: (a) not later than 6:00 p.m. on the Acceptance Date notify the Joint Global Coordinators on behalf of the Hong Kong Underwriters their best estimate of the number of Hong Kong Public Offer Shares falling to be taken up pursuant to clause 5.1 and (b) not later than 5:00 p.m. on the first Business Day after the Acceptance Date notify the Joint Global Coordinators on behalf of the Hong Kong Underwriters of the number of Hong Kong Public Offer Shares falling to be taken up pursuant to clause 5.1.

5.6 **Hong Kong Underwriters' obligations:** Subject to clause 5.7 below, as soon as practicable, and in any event not later than 2:00 p.m. on the second Business Day immediately after the date on which any notification is made under clause 5.5 and subject to the Conditions having been fulfilled (or waived), each of the Hong Kong Underwriters will:

(a) deliver to the Receiving Bankers duly completed Application Form(s) for such number of Hong Kong Public Offer Shares as fall to be taken up by it pursuant to clause 5.1, specifying the names and addresses of the applicants and the number of Hong Kong Public Offer Shares to be allocated to each such applicant; and

(b) at Closing, after the Company duly allotting, issuing and delivering such Hong Kong Public Offer Shares to the Joint Global Coordinators through the facilities of Hongkong Clearing for credit to the CCASS participants' accounts of the said applicants, pay, or procure to be paid, to the Receiving Bankers for the account of the Nominee the aggregate amount of the Offer Price for the Hong Kong Public Offer Shares as fall to be taken up by them pursuant to clause 5.1 (subject to the sub-paragraphs below), PROVIDED THAT while such payments may be made through the Joint Global Coordinators on behalf of the Hong Kong Underwriters at their discretion and without obligation, the Joint Global Coordinators shall not be responsible for the failure by any Hong Kong Underwriter (apart from itself in its capacity as a Hong Kong Underwriter) to make such payment. The purchase price payable by the Hong Kong Underwriters to the Receiving Bankers for the Hong Kong Public Offer Shares as fall to be taken up by them above shall be at the Offer Price (together with the relevant brokerage, SFC transaction levy and Hong Kong Stock Exchange trading fee) and the amount receivable by the Company shall be at the Offer Price after deduction of:

    (i) the underwriting commission of 2.5 per cent. payable pursuant to clause 7.1;

    (ii) the aggregate Hong Kong Stock Exchange trading fee (at the rate of 0.01 per cent. of the Offer Price) and the aggregate SFC transaction levy (at the rate of 0.008 per cent. of the Offer Price) payable by the Company and the applicants to the Hong Kong Stock Exchange in respect of such Hong Kong Public Offer Shares, which will be arranged to be paid to the Hong Kong Stock Exchange by the Joint Global Coordinators on behalf of the Company; and

(iii) brokerage at the rate of 1 per cent. of the Offer Price which may be retained by the Hong Kong Underwriters.

The Company shall make the certificates representing the above Hong Kong Public Offer Shares available to Hongkong Clearing for checking at or before 2:00 p.m. on the Business Day before the date of Closing.

5.7 **Reallocation to International Offering:** If an Under-Subscription shall occur, the Joint Global Coordinators shall have the right (but are not obliged) to apply for (subject to and in accordance with this Agreement) or to reallocate to the International Offering (in such proportion as the Joint Global Coordinators consider appropriate) all or any of the Hong Kong Public Offer Shares which any Hong Kong Underwriter is required to apply for pursuant to clause 5.1. Any application submitted or procured to be submitted by the Joint Global Coordinators or any allocation to the International Offering pursuant to this clause 5.7 and duly subscribed for or purchased by the International Underwriters and/or subscribers or purchasers procured by any one or more of them shall satisfy *pro tanto* the obligation of the Hong Kong Underwriters under this clause 5 and, as between the Hong Kong Underwriters, on a pro-rata basis and no underwriting commission will be payable to the Hong Kong Underwriters regarding such reallocated H Shares.

5.8 **Cessation of Hong Kong Underwriters' Obligations:** All obligations and liabilities of the Hong Kong Underwriters under this Agreement to subscribe or procure subscribers for Hong Kong Public Offer Shares will cease following due payment in full by or on behalf of the respective Hong Kong Underwriters in accordance with clause 5.6(b) or on the Joint Global Coordinators being notified pursuant to clause 5.4 that the Hong Kong Public Offering is fully subscribed or over-subscribed by Valid Applications.

5.9 **Hong Kong Underwriters' set-off:** The obligation of each Hong Kong Underwriter pursuant to this clause 5 shall be reduced to the extent that valid Underwriters' Applications (as defined in Schedule 4) are made or procured by such Hong Kong Underwriter to be made in accordance with the arrangements set out in Schedule 4 .

5.10 **Liability:** For the avoidance of doubt, the Joint Global Coordinators shall not be responsible or liable to the Company for any breach of the provisions in this Agreement by any Hong Kong Underwriter (other than itself in its capacity as a Hong Kong Underwriter). It is acknowledged that certain of the Hong Kong Underwriters are also International Underwriters. For the avoidance of doubt, the number of International Offer Shares in respect of which a Hong Kong Underwriter (in its capacity as an International Underwriter) agrees to subscribe or procure subscribers or purchasers under the International Offering shall not be used to set off the Hong Kong Public Offering Underwriting Commitment of that Hong Kong Underwriter.

6. PAYMENT UNDER THE HONG KONG PUBLIC OFFERING

6.1 **Payment to the Company:** The application moneys with interest thereon but after deduction of all amounts due from the Company under this Agreement held by the Nominee will, in accordance with the provisions of the Receiving Bankers' Agreement, be paid over to the Company after the share certificates for the Hong Kong Public Offer Shares have been despatched or made available to the successful applicants or delivered by or on behalf of the Company to such applicants under the Hong Kong Public Offering through the facilities of Hongkong Clearing for credit to CCASS participants' accounts or made available to such applicants, as the case may be but in any event no later than 9:30 a.m. on the First Dealing Date. The Company covenants and agrees that it will pay or cause to be paid, and the Joint

Global Coordinators are hereby irrevocably authorised to deduct from application moneys held by the Nominee and to direct the Nominee to make such deduction:

(a) the underwriting commission and the expenses payable pursuant to clause 7; and

(b) such sums as are required to satisfy the payments referred to in clause 6.2 below.

6.2 **Brokerage and levies:** The Joint Global Coordinators on behalf of the Hong Kong Underwriters will arrange for the payment by the Nominee on behalf of the Company and successful applicants under the Hong Kong Public Offering:

(a) to members of the Hong Kong Stock Exchange and the Hong Kong Underwriters (as the case may be) of brokerage at the rate of 1 per cent. of the Offer Price; and

(b) to the Hong Kong Stock Exchange of the aggregate of the Hong Kong Stock Exchange trading fee and SFC transaction levy at the rate of 0.018 per cent. of the Offer Price,

in respect of Valid Applications for the Hong Kong Public Offer Shares, such amounts to be paid by way of deduction from the application moneys held by the Nominee and the Joint Global Coordinators being authorised to direct the Nominee to make such deduction.

7. COMMISSION AND EXPENSES

7.1 **Underwriting commission:** In consideration of the services of the Hong Kong Underwriters under this Agreement, the Company will pay to the Joint Global Coordinators, for themselves and on behalf of the other Hong Kong Underwriters, an underwriting commission calculated at the rate of 2.5 per cent. of the Offer Price multiplied by the number of Initial Hong Kong Public Offer Shares less any Offer Shares reallocated under clause 5.7, and ignoring for this purpose any Claw Back Shares. For the avoidance of doubt, no underwriting commissions in respect of the Claw Back Shares or the Offer Shares reallocated under clause 5.7 shall be paid to the Hong Kong Underwriters as the relevant underwriting discounts and commissions relating to such Offer Shares will be payable to the Joint Global Coordinators and the relevant International Underwriters in accordance with the International Underwriting Agreement and deducted from the subscription or purchase moneys payable under the International Underwriting Agreement.

7.2 **Allocation of underwriting commission:** The allocation and distribution of the underwriting commission referred to in clause 7.1 above between the Hong Kong Underwriters shall be separately dealt with in the Agreement Among Hong Kong Underwriters. The payment by the Company to the Joint Global Coordinators (for themselves and on behalf of the Hong Kong Underwriter) of the underwriting commission in the manner set out in clause 6.1 shall be a full and final discharge of the Company's obligations to the Hong Kong Underwriters to pay the underwriting commission and the Company shall not be concerned with the allocation and distribution of the underwriting commission between the Hong Kong Underwriters.

7.3 **Expenses:** The Company shall be responsible for such fees, costs and expenses incurred in connection with or incidental to the Hong Kong Public Offering as will be separately agreed between the Joint Global Coordinators and the Company.

7.4 If this Agreement shall be terminated or not become unconditional or if the Global Offering is not completed for any reason whatsoever, the Company shall pay to or reimburse the Joint Global Coordinators upon written demand, all fees, costs, charges and expenses payable by the Company which may have been separately agreed between the Joint Global Coordinators and the Company.

8. STABILISATION AND LIABILITY

8.1 To the extent permitted by and in compliance with all applicable laws and regulatory requirements of Hong Kong or elsewhere including but without limitation the Securities and Futures (Price Stabilizing) Rules made under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), the Stabilising Manager, in connection with the Global Offering, for its own account as principal or on behalf of any Hong Kong Underwriter, but not as agent for the Company, to the extent permitted by applicable laws and regulatory requirements of Hong Kong or elsewhere, over-allocate or effect transactions in the market or otherwise with a view to stabilising or maintaining the market price of the Offer Shares at such prices, in such amounts and in such manner as the Stabilising Manager may determine and at levels other than those which might otherwise prevail in the open market. Such stabilising action, if commenced, may be discontinued at any time. Any expenses and losses resulting from such over-allocation and stabilisation or other transactions effected pursuant to this clause shall be debited, and any profit arising from them shall be beneficially credited, by the Stabilising Manager to a stabilisation account the arrangement regarding which shall be a matter exclusively for the Stabilising Manager, the Hong Kong Underwriters and the International Underwriters governed by the Intersyndicate Agreement, or otherwise as agreed between them. Pending the completion of the Global Offering, each of the Hong Kong Underwriters (other than the Stabilising Manager) undertakes to each other (including the Stabilising Manager) that it will not effect or enter into or cause or authorise any other person to effect or enter into any transactions (in the open market or otherwise) or arrangements, whether in Hong Kong or elsewhere, the object of which would be to stabilise or maintain the market price of the Offer Shares at levels other than those which might otherwise prevail in the open market.

9. REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

9.1 **Representations, warranties and undertakings:** The Company represents, warrants and undertakes to the Hong Kong Underwriters and each of them in the terms set out in Part A of Schedule 2 . The Company accepts that each of the Hong Kong Underwriters is entering into this Agreement in reliance upon each such representations, warranties and undertakings.

9.2 **Separate Warranties:** Each Warranty shall be construed separately and shall not be limited or restricted by reference to or inference from the terms of any other of the Warranties or any other term of this Agreement.

9.3 **Survival:** The Warranties shall remain in full force and effect notwithstanding completion of the Hong Kong Public Offering.

9.4 **Repetition of Warranties:** The Warranties are given on and as at the date of this Agreement with respect to the facts and circumstances subsisting at the date of this Agreement. In addition, the Warranties shall be deemed to be repeated on and as at:

(a) the date on which the Prospectus is registered by the Registrar of Companies in Hong Kong as required by section 342C of the Companies Ordinance;

(b) the date of the Prospectus;

(c) the Acceptance Date;

(d) immediately prior to the delivery by the Hong Kong Underwriters of duly completed Application Forms and payment for the Hong Kong Public Offer Shares to be taken up, respectively, pursuant to clause 5.6;

(e) the Closing; and

(f) immediately prior to commencement of dealings in the Offer Shares on the Hong Kong Stock Exchange,

in each case, with reference to the facts and circumstances then subsisting.

9.5 **Notice:** The Company undertakes to give notice to the Joint Global Coordinators forthwith of any matter or event coming to its attention prior to the last of the dates on which the Warranties are deemed to be given pursuant to the provisions of clause 9.4 which shows any of the Warranties to be or to have been untrue, inaccurate or misleading or breached.

9.6 **Action to be taken:** If at any time, by reference to the facts and circumstances then subsisting, prior to the last of the dates on which the Warranties are deemed to be repeated pursuant to the provisions of clause 9.4, any matter or event comes to the attention of the Company or any of the Hong Kong Underwriters as a result of which any of the Warranties, if repeated immediately after the occurrence of such matter or event, would be untrue, inaccurate or misleading or which would or might render untrue, inaccurate or misleading any statement, whether of fact or opinion, contained in any of the Hong Kong Public Offering Documents or the Formal Notice if the same were issued immediately after the occurrence of such matter or event, the Company or such Hong Kong Underwriter (as the case may be) shall forthwith notify the Joint Global Coordinators (for themselves and on behalf of the Hong Kong Underwriers) and, but without prejudice to any other rights of any party, the Company and the Joint Global Coordinators on behalf of the Hong Kong Underwriters shall forthwith consult with a view to agreeing, if the Prospectus has already been registered with the Registrar of Companies in Hong Kong or distributed (as the case may be), what announcement or circular or document, if any, should be issued, published, distributed or made available or what other act or thing should be done. Each of the Company and the Hong Kong Underwriters agrees not to issue, publish, distribute or make publicly available any such announcement, circular or document without the prior written consent of the Joint Global Coordinators (for themselves respectively and on behalf of the Hong Kong Underwriters), except as required by applicable laws or regulations or rules of the relevant stock exchange, in which case the Company and the Hong Kong Underwriters shall first consult the Joint Global Coordinators (for themselves respectively and on behalf of the Hong Kong Underwriters) before such issue, publication or distribution.

9.7 **Further obligations:** The Company will not, and will procure that none of its affiliates will:

(a) do or omit to do anything which is likely to cause any of the representations, undertakings or warranties given pursuant to clause 9 to be untrue in any respect at any time immediately prior to the commencement of dealings in the Offer Shares on the Hong Kong Stock Exchange (assuming such representations or warranties to be repeated at the relevant time with reference to the facts and circumstances then subsisting); or

(b) at any time immediately prior to the commencement of dealings in the Offer Shares on the Hong Kong Stock Exchange enter into any contract or commitment of an unusual or onerous nature, whether or not that contract or commitment, if entered into prior to the date hereof, would constitute a material contract or a material commitment for the purpose of the Prospectus.

9.8 **Waiver:** Save and except for any loss or damage finally judicially determined to have arisen out of any gross negligence, wilful default or fraud on the part of any of the Joint Global Coordinators, the Joint Sponsors and the Hong Kong Underwriters, no claim shall be made against the Joint Global Coordinators or against any Indemnified Person referred to in clause 12 by the Company to recover any damage, cost, charge or expense which the Company may incur or suffer by reason of or arising out of the carrying out by the Joint Global Coordinators or the Hong Kong Underwriters or the Joint Sponsors or any of them pursuant hereto or the performance of their respective obligations hereunder or otherwise in connection with the Hong Kong Public Offering Documents, the Global Offering and any associated transactions (whether in performance of its duties as underwriter or financial adviser or otherwise). Specifically (but without prejudice to the generality of the foregoing), none of the Joint Global Coordinators, the Joint Sponsors and the Hong Kong Underwriters shall have any liability or responsibility whatsoever for any alleged insufficiency of the Offer Price or any dealing price of the Offer Shares.

9.9 **Representatives, Warranties and Undertakings of the Hong Kong Underwriters:** Each of the Hong Kong Underwriters severally (and not jointly or jointly and severally) for and on behalf of itself only:

(a) represents, warrants and undertakes to the Company in the terms set out in Schedule 6 ; and

(b) undertakes to give notice to the Company and to the other Hong Kong Underwriters forthwith of any matter or event, coming to its attention at or prior to 12:00 noon on Closing which renders any of the representations, warranties and undertakings set out in Schedule 6 in relation to itself to be or to have been untrue or misleading or breached in any material respects.

10. FURTHER UNDERTAKINGS

10.1 **The Company:** The Company undertakes to each of the Joint Global Coordinators, the Joint Sponsors and the Hong Kong Underwriters that:

(a) the Company will comply in all respects with the terms and conditions of the Hong Kong Public Offering and, in particular, without limitation:

(i) to comply with the obligations imposed upon it by the Companies Ordinance and the Hong Kong Listing Rules in respect of or by reason of the making of the Hong Kong Public Offering including, but without limitation, the making of all necessary filings with the Registrar of Companies in Hong Kong and the Hong Kong Stock Exchange and the making available for inspection in Hong Kong of the documents and in the manner referred to in the paragraph headed "Documents available for inspection" of Appendix XI to the Prospectus during the period specified in that paragraph;

(ii) to allot and issue the Hong Kong Public Offer Shares to successful applicants under the Hong Kong Public Offering and, if any of the Hong Kong Public Offer Shares falls to be taken up pursuant to clause 5.1, to the applicants

under clause 5.6 or, as the case may be, as the Joint Global Coordinators direct; and

(iii) as soon as practicable following announcement of the basis of allocation of the Hong Kong Public Offer Shares and in any event no later than 9:00 a.m. on 18 December 2006, (or such other time as may be determined in accordance with the terms of the Hong Kong Offering Documents) to cause definitive share certificates representing the Hong Kong Public Offer Shares to be posted or made available for collection in accordance with the terms of the Hong Kong Public Offering to successful applicants or, as the case may be, procure that the share certificates for Hong Kong Public Offer Shares in respect of which successful applicants have elected for delivery into CCASS shall be duly delivered to the depositary for Hongkong Clearing for credit to the stock account of such CCASS participant(s) as may be specified for such purpose by or on behalf of the relevant applicant;

(b) the Company will use its best endeavours to procure that the H Share Registrar and the Receiving Bankers will comply with the terms of their respective appointments and will do all such acts and things as may be required to be done by each of them and by the time specified or necessary in connection with the Global Offering and in particular, but without limitation, the Registrar's Agreement, the Multiple Applications Letter and the Receiving Bankers' Agreement, respectively. None of the terms of the appointments of the H Share Registrar and the Receiving Bankers shall be amended without the prior written consent of the Joint Global Coordinators (on behalf of the Hong Kong Underwriters) which consent shall not be unreasonably withheld or delayed;

(c) the Company will comply with the Hong Kong Listing Rules in relation to supplemental listing documents and further agrees not to issue, publish, distribute or make available any announcement, circular or document as contemplated above without the prior written consent of the Joint Global Coordinators;

(d) as soon as practicable, the Company will deliver to the Hong Kong Stock Exchange the declaration substantially in the form (subject to such amendments as shall be acceptable to the Hong Kong Stock Exchange) set out in Appendix 5, Form F of the Hong Kong Listing Rules acceptable to the Hong Kong Stock Exchange;

(e) the Company will procure that none of the Directors will himself (or through a company controlled by him) apply for any Offer Shares either in his or its own name or through nominees unless permitted to do so under the Hong Kong Listing Rules and obtain confirmation to that effect;

(f) the Company will use all of the net proceeds received by it pursuant to the Global Offering in the manner specified in the Prospectus in the section "Future Plans and Use of Proceeds;

(g) except pursuant to the Global Offering (including pursuant to the Over-Allotment Option), at any time after the date of this Agreement up to and including the date falling six months from the date on which dealings in the H Shares commence on the Stock Exchange, the Company will not without the Joint Global Coordinators' prior written consent (subject to the requirements set out in the Hong Kong Listing Rules) (i) offer, pledge, charge, allot, issue, sell, contract to allot, issue or sell, sell any option or contract to purchase, purchase any option or contract to sell, grant or agree to grant any option, right or warrant to purchase or subscribe for, lend or otherwise

transfer or dispose of, either directly or indirectly, or repurchase, any of its share capital or any securities convertible into or exercisable or exchangeable for or that represent the right to receive such share capital or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such share capital, whether any of the foregoing transactions described in limb (i) or (ii) above is to be settled by delivery of share capital or such other securities, in cash or otherwise or publicly disclose that the Company will or may enter into any transaction described above, PROVIDED THAT the foregoing restrictions shall not apply to the issue of H Shares by the Company pursuant to the Global Offering or pursuant to the Over-allotment Option, and the Company further agrees that, in the event of an issue or disposal of any H Shares or any interest therein after the date falling six months from the date on which dealings in the H Shares commence on the Hong Kong Stock Exchange, it will take all reasonable steps to ensure that such an issue or disposal will not create a disorderly or false market for the H Shares; and

(h) the Company will pay any tax, duty, levy, fee or other charge or expense (if any) which may be payable in the PRC and Hong Kong, whether pursuant to the requirement of any law, rule or regulation or otherwise, in connection with the creation, allotment and issue or the sale and transfer (as the case may be) of the Offer Shares, the Global Offering, or the execution and delivery of, and the performance of any of the provisions under, this Agreement.

10.2 **Foreign exchange:** The Company shall:

(a) use its best endeavours to obtain and maintain all approvals (if any) required in the PRC by the Company to acquire its required foreign exchange; and

(b) following completion of the Global Offering, use its best endeavours to ensure that it has sufficient foreign exchange to meet payment of any dividends which may be declared in respect of the H Shares.

10.3 **Effect of undertakings:** The undertakings in this clause 10 shall remain in full force and effect notwithstanding the completion of the Global Offering and all matters contemplated in this Agreement.

11. TERMINATION

11.1 **Termination by the Joint Global Coordinators:** The obligations of the Hong Kong Underwriters to subscribe or procure subscribers for the Hong Kong Public Offer Shares under this Agreement are subject to termination, if, at any time prior to 8:00 a.m. on the day that trading in the H Shares commences on the Hong Kong Stock Exchange:

(a) there develops, occurs, exists or comes into force:

(i) any new law or regulation or any change in existing law or regulation, or any change in the interpretation or application thereof by any court or other competent authority in or affecting Hong Kong, the PRC, the United States, United Kingdom and Japan (each a ***Relevant Jurisdiction***); or

(ii) any change or development involving a prospective change or development in local, national, regional or international equity securities, financial, political, military, industrial, economic, currency market, fiscal or regulatory or market conditions (including, without limitation, conditions in stock and

bond markets, money and foreign exchange markets and inter-bank markets) in or affecting any Relevant Jurisdiction; or

(iii) any event or series of events in the nature of force majeure (including, without limitation, acts of government, strikes, lock-outs, mining accidents involving fire and/or explosion, flooding, civil commotion, acts of war, acts of terrorism (whether or not responsibility has been claimed) or acts of God) in or affecting any Relevant Jurisdiction; or

(iv) any outbreak or escalation of hostilities (whether or not war is or has been declared) or other state of emergency or calamity or wide-spread epidemic or political or social crisis in or any Relevant Jurisdiction; or

(v) (A) any suspension or limitation on trading in shares or securities generally on the Hong Kong Stock Exchange, the New York Stock Exchange, the London Stock Exchange or the Tokyo Stock Exchange or (B) a general moratorium on commercial banking activities in Hong Kong, New York, London, Japan or the PRC declared by the relevant authorities, or a material disruption in commercial banking activities or foreign exchange trading or securities settlement or clearance services in or affecting any Relevant Jurisdiction; or

(vi) any change or prospective change in taxation or exchange controls, currency exchange rates or foreign investment regulations in any Relevant Jurisdiction adversely affecting an investment in the H Shares; or

(vii) any material litigation or claim being threatened or instigated against the Company or any of its subsidiaries,

and which, in any such case and in the sole opinion of the Joint Global Coordinators (for themselves and on behalf of the other Hong Kong Underwriters),

(A) is or will be or is likely to be materially adverse to, or materially and prejudicially affect, the business or financial or trading position or prospects of the Company or its subsidiaries; or

(B) has or will have or is likely to have a material adverse effect on the success of the Global Offering or the level of Offer Shares being applied for or accepted or the distribution of Offer Shares and/or make it impracticable or inadvisable for any material part of this Agreement, the Hong Kong Public Offering or the Global Offering to be performed or implemented as envisaged; or

(C) makes or will or is likely to make it impracticable or inadvisable to proceed with the Hong Kong Public Offering and/or the Global Offering or the delivery of the Offer Shares on the terms and in the manner contemplated by the Prospectus; or

(b) there has come to the notice of the Joint Global Coordinators or any of the Hong Kong Underwriters:

(i) that any statement contained in the Prospectus, the Application Forms, the Formal Notice and any announcements in the agreed form issued by the

Company in connection with the Hong Kong Public Offering (including any supplement or amendment thereto) was, has or may become untrue, incorrect or misleading in any material respect; or

(ii) any matter has arisen or has been discovered which would or is likely to, had it arisen immediately before the date of the Prospectus, not having been disclosed in the Prospectus, constitute an omission therefrom; or

(iii) any of the warranties given by the Company in this Agreement is (or might when repeated be) untrue or misleading in any material respect; or

(iv) any event, act or omission which gives or may give rise to any liability of the Company pursuant to the indemnities given by the Company under this Agreement; or

(v) any material breach of any of the obligations of the Company under this Agreement; or

(vi) any material adverse change or prospective material adverse change in the business, properties, results of operations, in the financial or trading position or prospects of the Company or its subsidiaries,

then the Joint Global Coordinators may (for themselves and on behalf of the Hong Kong Underwriters) may, in their sole discretion (and, in the case of 11.1(a) above, after consultation with the Company where practicable) and upon giving notice to the Company, terminate this Agreement with immediate effect.

11.2 **Consequences of termination:** Upon the termination of this Agreement pursuant to the provisions of clause 2.4 or clause 11.1:

(a) each of the parties hereto shall cease to have any rights or obligations under this Agreement, save in respect of the provisions of this clause and clauses 12, 18, 21, 22, 23 and 24 and any rights or obligations which may have accrued under this Agreement prior to such termination;

(b) with respect to the Hong Kong Public Offering, all payments made by the Hong Kong Underwriters or any of them pursuant to clause 5.6 and/or by successful applicants under Valid Applications shall be refunded forthwith (in the latter case, the Company shall procure that the H Share Registrar and the Nominee despatch refund cheques to all applicants under the Hong Kong Public Offering in accordance with the Registrar's Agreement and the Receiving Bankers' Agreement); and

(c) the Company shall pay to the Joint Global Coordinators such sums to cover all costs, fees and expenses incurred by the Joint Global Coordinators, the Joint Sponsors and the Hong Kong Underwriters under this Agreement or in connection with the Global Offering, as may have been separately agreed in writing between the Company and the Joint Global Coordinators.

12. INDEMNITY

12.1 **Indemnity:** The Company undertakes to indemnify and keep indemnified (on an after-tax basis) and hold harmless each of the Joint Global Coordinators, the Joint Sponsors and the Hong Kong Underwriters (for itself and on trust for its directors, officers, employees, agents, assignees and affiliates (the ***Related Parties***)) (each an ***Indemnified Person***) from and

against (i) all and any actions, claims (whether or not any such claim involves or results in any actions or proceedings), demands, investigations and proceedings from time to time made or brought or threatened to be made or brought (together the ***Actions***) against, and (ii) all losses, damages, liabilities, payments, costs or expenses including legal fees and taxes (including stamp duty and any penalties and/or interest arising in respect of any taxes) (including, without limitation, all payments, costs or expenses made or incurred arising out of or in connection with the settlement of any Actions or in investigating, disputing or defending the same or the enforcement of any such settlement or any judgment obtained in respect of any Actions) (together the ***Losses***) which may be suffered, made or incurred by, an Indemnified Person (with such amount of indemnity to be paid to each of the Joint Global Coordinators, the Joint Sponsors and the Hong Kong Underwriters (as the case may be) to cover all the Actions against and Losses incurred by such party and its Related Parties) in connection with:

(a) the performance by any of the Joint Global Coordinators, the Joint Sponsors, the Hong Kong Underwriters or any of them of its or their obligations under this Agreement; or

(b) the issue, publication, distribution or making available of any of the Hong Kong Offering Documents or the Preliminary Offering Circular or the Final Offering Circular (including any amendment thereof or supplement thereto) and/or any announcement whatsoever in connection with the Global Offering (whether or not approved by the Joint Global Coordinators pursuant to clause 18); or

(c) the allotment and issue or the sale and transfer, as the case may be, of the Offer Shares; or

(d) any breach or alleged breach on the part of the Company of any of the provisions of this Agreement or the International Underwriting Agreement; or

(e) any of the Warranties being untrue, inaccurate or misleading or otherwise breached or being alleged by any third party to be untrue, inaccurate or misleading or otherwise breached; or

(f) any failure or alleged failure by any of the Directors to comply with their respective obligations under the Hong Kong Listing Rules; or

(g) any statement, estimate or forecast contained in the Prospectus or other Hong Kong Offering Documents being, or being alleged to be, untrue, inaccurate, incomplete or misleading in a material respect or the fact or any allegation that the Prospectus does not, or did not, contain all information material in the context of the Hong Kong Public Offering or otherwise required to be state therein in order to make the statements therein not misleading; or

(h) the settlement of any investigation or proceeding by any Governmental Authority, commenced or threatened in connection with the Global Offering,

PROVIDED THAT the above indemnity in respect of any Action or Loss shall not be available to any Indemnified Person to the extent that such Action or Loss is finally judicially determined to have been caused solely by the gross negligence, wilful default or fraud on the part of such Indemnified Person; and any settlement or compromise of any Action or Loss by any of the Joint Global Coordinators, the Joint Sponsors and the Hong Kong Underwriters or any other Indemnified Person shall be made without prejudice to any claim, action or demand any of the Joint Global Coordinators, the Joint Sponsors and the Hong Kong Underwriters or

any other Indemnified Person may have or make against the Company under this clause or otherwise under this Agreement.

12.2 **Legal counsel:** Counsel to the Indemnified Persons shall be selected by the Joint Global Coordinators. The Company may participate at its own expense in the defence of any such action; provided, however, that counsel to the Company shall not (except with the consent of the Indemnified Person) also be counsel to the relevant Indemnified Person.

12.3 **Settlement:** The Company shall not, without the prior written consent of the relevant Indemnified Person or the Hong Kong Underwriter of which such Indemnified Person is a Related Party, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding, commenced, pending or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this clause, whether or not the Indemnified Persons are actual or potential parties thereto and that such settlement, compromise or judgment contains an unconditional release from all liability of the relevant Indemnified Person and does not include a statement on admission of fault or culpability on the part of the relevant Indemnified Person.

12.4 **No limitations:** The provisions of the indemnities contained in this clause are not affected by any other forms (including any limitations) set out in this Agreement.

13. REMEDIES AND WAIVERS

13.1 **Delay or omission:** No delay or omission on the part of any party hereto in exercising any right, power or remedy under this Agreement shall:

(a) impair such right, power or remedy; or

(b) operate as a waiver thereof.

13.2 **Partial exercise:** The single or partial exercise of any right, power or remedy under this Agreement shall not preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

13.3 **Rights cumulative:** The rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by law.

14. ASSIGNMENT

14.1 This Agreement shall be binding on, and enure for the benefit of, the parties hereto and their respective successors, personal representatives and permitted assigns.

14.2 The Joint Global Coordinators, the Joint Sponsors and the Hong Kong Underwriters or any of them may assign to their respective affiliates the benefits of and interests and rights in or arising under this Agreement. Save as aforesaid, no other party hereto shall assign or transfer all or any part of any benefit of, or interest or right in, this Agreement, or any benefit, interest, right or obligation arising under this Agreement.

15. FURTHER ASSURANCE

The Company shall from time to time, on being required to do so by the Joint Global Coordinators now or at any time in the future do or procure the doing of such acts and/or execute or procure the execution of such documents as the Joint Global Coordinators may reasonably require to give full effect to this Agreement and securing to the Hong Kong

Underwriters or any of them the full benefit of the rights, powers and remedies conferred upon them or any of them in this Agreement.

16. ENTIRE AGREEMENT

16.1 This Agreement and any other documents referred to in this Agreement constitute the whole and only agreement between the Company, the Joint Global Coordinators, the Joint Sponsors and the Hong Kong Underwriters relating to the underwriting of the Hong Kong Public Offering and supersedes and extinguishes any prior drafts, agreements, undertakings, representations, warranties and arrangements of any nature whatsoever, whether or not in writing, relating thereto made or given by any other party or any other person, whether or not in writing, at any time prior to the execution of this Agreement (***Pre-contractual Statements***).

16.2 Each party hereto acknowledges that in entering into this Agreement on the terms set out in this Agreement it is not relying upon any Pre-contractual Statement which is not expressly set out herein or the documents referred to herein.

16.3 No party shall have any right of action (except in the case of fraud) against any other party to this Agreement arising out of or in connection with any Pre-contractual Statement except to the extent that such Pre-contractual Statement is repeated in this Agreement or the documents referred to herein.

16.4 This Agreement may only be varied in writing and signed by each of the parties hereto.

17. NOTICES

17.1 **Form:** Any notice or other communication given or made under this Agreement shall be in writing (other than writing on the screen of a visual display unit or other similar device which shall not be treated as writing for the purpose of this clause) and shall, unless otherwise specified, be in English or Chinese.

17.2 **Delivery:** Any such notice or other communication shall be addressed as provided in clause 17.3 and, if so addressed, shall be deemed to have been duly given or made as follows:

(a) if sent by personal delivery, upon delivery at the address of the relevant party;

(b) if sent by post, two Business Days (if posted within Hong Kong) or five Business Days (if posted abroad) after the date of posting; and

(c) if sent by facsimile, upon despatch to the facsimile number of the recipient, with the production of a transmission report by the machine from which the facsimile was sent which indicates that the facsimile was sent in its entirety to the facsimile number of the recipient and provided that a confirmation copy of such notice or communication shall be sent by post to the addressee concerned not later than the Business Day immediately following the date of despatch of the facsimile.

17.3 **Addresses:** The relevant addressee, address and facsimile number of the Company and Hong Kong Underwriters for the purposes of this Agreement, subject to clause 17.4, are set out below. The relevant addressee, address and facsimile number of CICCHK, Citigroup and Morgan Stanley are set out in Schedule 1 hereto.

The Company

Address:	No. 1 Huangsidajie Chaoyang District Beijing People's Republic of China
Attention:	Mr. Guo Jianjun
Facsimile No.:	(8610) 8223 6009

CICCHK for itself and on behalf of the other Hong Kong Underwriters

Address:	Suite 2307, 23rd Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Attention:	Dr. Jiang Guorong
Facsimile No.:	(852) 2872 2104

17.4 **Change:** A party may notify the other parties to this Agreement of a change to its relevant addressee, address or facsimile number for the purposes of clause 17.3 or Schedule 1 (as the case may be) provided that such notification shall only be effective on:

(a) the date specified in the notification as the date on which the change is to take place; or

(b) if no date is specified or the date specified is earlier than the date on which a notice is deemed under clause 17.2 above to have been duly given, the date on which such notice is so deemed to have been duly given.

18. ANNOUNCEMENTS

18.1 **No announcement:** Subject to clause 18.2, no announcement concerning the Hong Kong Public Offering or any ancillary matter shall be made by any of the parties hereto without the prior written approval of the Joint Global Coordinators.

18.2 **Permitted announcements:** Any party hereto may make an announcement concerning the Hong Kong Public Offering or any ancillary matter if and to the extent:

(a) required by law or by an order of a court of competent jurisdiction;

(b) required by any securities exchange or regulatory or governmental body to which such party is subject or submits, wherever situated, including, without limitation, the Hong Kong Stock Exchange, whether or not the requirement has the force of law; or

(c) the Joint Global Coordinators have given prior written approval to the making of the announcement,

provided that in relation to (a) and (b) above any such announcement shall be made only after consultation, where practicable, with the Joint Global Coordinators.

18.3 **Period:** The restrictions contained in this clause shall continue to apply for a period of one month after the execution of this Agreement. The Company shall procure compliance by its subsidiaries and affiliates with the provisions of this clause.

19. TIME OF ESSENCE

Any date or period referred to in this Agreement may be extended by mutual agreement among the Company and the Joint Global Coordinators (for themselves and for and on behalf of the Joint Sponsors and the other Hong Kong Underwriters). Save as otherwise expressly provided, as regards any date or period originally fixed or any date or period so extended as aforesaid, time is of the essence of this Agreement.

20. INVALIDITY

If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair:

(a) the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

(b) the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Agreement.

21. GOVERNING LAW

This Agreement shall be governed by and construed in accordance with Hong Kong law.

22. DISPUTE RESOLUTION

22.1 **Arbitration:** Any dispute arising out of or in connection with this Agreement including any question regarding its existence, validity or termination, shall be finally resolved by the UNCITRAL Rules, which Rules are deemed to be incorporated by reference into this clause. Notwithstanding this, each of the Joint Global Coordinators, the Joint Sponsors and the Hong Kong Underwriters shall have the sole right to commence proceedings or pursue claims (including any third party claims in proceedings in which it is joined as a defendant) in any court of competent jurisdiction in relation to any dispute arising out of or in connection with this Agreement. Once a dispute is referred to arbitration or court proceedings are commenced, the other party or parties to the arbitration or court proceedings shall submit to respectively the arbitration or the jurisdiction of the court in which such proceedings have been commenced.

22.2 **Place of arbitration:** The place of arbitration shall be the HKIAC.

22.3 **Arbitral tribunal:** The arbitral tribunal shall be composed of three arbitrators. The appointing authority shall be HKIAC.

22.4 **Governing law of arbitration:** The governing law of the arbitration proceedings will be the law of Hong Kong.

22.5 **Language:** The language to be used in the arbitral proceedings shall be English or Chinese.

22.6 **Concurrent proceedings:** The taking of proceedings in any one or more jurisdictions shall not preclude the taking of the proceedings in any other jurisdiction, whether concurrently or not, to the extent permitted by the law of that jurisdiction.

22.7 **Waiver:** Each of the parties hereto irrevocably waives (and irrevocably agrees not to raise) any objection which it may now or hereafter have to the laying of the venue of any proceedings in any court of competent jurisdiction and any claim of forum non conveniens and further irrevocably agrees that a judgment in any proceedings brought in any court referred to in this clause shall be conclusive and binding upon it and may be enforced in the courts of any other jurisdiction.

22.8 **Appointment of process agent:** The Company hereby irrevocably authorises and appoints Li Di of Room 2608, 26/F, Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong (or such persons, being resident in Hong Kong, as the Company may from time to time appoint as the Company's agents for service pursuant to the requirements of Part XI of the Companies Ordinance) to accept service of all legal process, including service of a notice of arbitration under the Rules of the HKIAC, arising out of or connected with this Agreement and service on such persons shall be deemed to be service on the Company.

22.9 **Commencement in other jurisdiction:** Should court proceedings be commenced by any of the Joint Global Coordinators, the Joint Sponsors or the Hong Kong Underwriters in any jurisdiction other than Hong Kong, upon being given notice of such proceedings in writing, the party against whom such proceedings have been brought shall immediately appoint an agent to accept service of process in that jurisdiction and shall give notice to the relevant Joint Global Coordinator, Joint Sponsor or Hong Kong Underwriter of the details and address for service of such agent.

23. IMMUNITY

To the extent that any party hereto may in any court proceedings arising out of or in connection with this Agreement or in any proceedings taken for the enforcement of any determination, decision, order or award made in such court proceedings claim for itself or its assets immunity from suit or other legal process or to the extent that in any such court or enforcement proceedings there may be attributed to itself or its assets such immunity (whether or not claimed), such party hereby irrevocably waives such immunity and consents, in respect of any such court or enforcement proceedings, to the giving of any relief or the issue of any process including, without limitation, the making, enforcement or execution against property whatsoever (irrespective of its use or intended use) to the full extent permitted by applicable laws.

24. JUDGMENT CURRENCY INDEMNITY

24.1 If for the purposes of obtaining judgment in any court by the Company or any of the Joint Global Coordinators or any of the Joint Sponsors or a Hong Kong Underwriter as the case may be (for the purposes of this clause 24, the ***Claiming Party***) it is necessary to convert a sum due hereunder into any currency other than Hong Kong dollars, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures such Claiming Party could purchase Hong Kong dollars with such other currency in Hong Kong on the Business Day preceding that on which final judgment is given.

24.2 The obligation of any party hereto in respect of any sum due from such party (for the purposes of this clause 24, the ***Obligor***) to any Claiming Party shall, notwithstanding any judgment in a currency other than Hong Kong dollars, not be discharged until the first

Business Day following receipt by such Claiming Party of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Claiming Party may in accordance with normal banking procedures purchase Hong Kong dollars with such other currency.

24.3 If the Hong Kong dollars purchased pursuant to this clause are less than the sum originally due to the Claiming Party, such Obligor agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Claiming Party against such loss.

24.4 If the Hong Kong dollars purchased pursuant to this clause are greater than the sum originally due to the Claiming Party, the Claiming Party agrees, as a separate obligation and notwithstanding any such judgment, to repay to the Obligor an amount equal to the excess of the Hong Kong dollars so purchased over the sum originally due hereunder to the Claiming Party.

25. COUNTERPARTS

25.1 This Agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart.

25.2 Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute but one and the same instrument.

26. LANGUAGE

This Agreement is made in the English language. For the avoidance of doubt, in the event of inconsistency, this English language version shall prevail over any Chinese translation of this Agreement.

IN WITNESS WHEREOF this Agreement has been executed under hand by or on behalf of the parties hereto the day and year first above written.

SCHEDULE 1

UNDERWRITING COMMITMENTS OF THE HONG KONG UNDERWRITERS

Name	Address and Facsimile Number	Percentage of Hong Kong Public Offering Underwritten	Number of Hong Kong Public Offer Shares Underwritten
Joint Lead Managers			
China International Capital Corporation (Hong Kong) Limited	Suite 2307, 23rd Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong Fax No. (852) 2872 2104	25%	40,580,000
Citigroup Global Markets Asia Limited	50th Floor, Citibank Tower, Citibank Plaza, 3 Garden Road, Central, Hong Kong Fax No. (852) 2501 8116	25%	40,580,000
Morgan Stanley Dean Witter Asia Limited	30th Floor, Three Exchange Square, Central, Hong Kong Fax No. (852) 2848 5653	25%	40,580,000
Co-Lead Managers			
BOCI Asia Limited	26/F Bank of China Tower, 1 Garden Road, Central, Hong Kong Fax No: (852) 2973 6309	5%	8,116,000
ICEA Capital Limited	26/F., ICBC Tower, 3 Garden Road, Central, Hong Kong Fax No: (852) 2525 0967	5%	8,116,000
Sun Hung Kai International Limited	Level 12, One Pacific Place, 88 Queensway, Hong Kong Fax No: (852) 2822 5062	5%	8,116,000
Co-Managers			
CCB International Capital Limited	Suites 2815-21, 28th Floor, Two Pacific Place, 88 Queensway, Admiralty, Hong	2.5%	4,058,000

	Kong Fax No: (852) 2918 4903		
First Shanghai Securities Limited	19/F, Wing On House, 71 Des Voeux Road, Central, Hong Kong Fax No: (852) 2810 6789	2.5%	4,058,000
Guotai Junan Securities (Hong Kong) Limited	27/F, Low Block, Grand Millennium Plaza, 181 Queen's Road Central, Hong Kong Fax No: (852) 2509 7791	2.5%	4,058,000
Tai Fook Securities Company Limited	25/F New World Tower, 16-18 Queen's Road Central, Hong Kong Fax No: (852) 2845 0537	2.5%	4,058,000

SCHEDULE 2

THE WARRANTIES

Part A

1. All material information supplied or disclosed in writing or orally and used as the basis of information contained in the Hong Kong Public Offering Documents, including without limitation, the Verification Notes and the answers and documents referred to therein (and any new or additional information serving to update or amend the Verification Notes supplied or disclosed in writing prior to the date of this Agreement) by the Company or any other member of the Group or their respective directors or employees, the Reporting Accountants or the legal and other professional advisers to the Hong Kong Underwriters for the purposes of the Hong Kong Public Offering is true and accurate in all material respects and not misleading in a material respect and all forecasts and estimates so supplied or disclosed have been made after due, careful and proper consideration, are based on assumptions referred to in the Hong Kong Public Offering Documents (to the extent there are any) and represent reasonable and fair expectations honestly held based on facts known to such persons (or any of them) provided, however, this representation and warranty shall not apply to statements in or omission from the Hong Kong Public Offering Documents or any amendment thereto made in reliance upon and in conformity with the information furnished to the Company by or on behalf of the Joint Sponsors or the Hong Kong Underwriters specifically for inclusion therein.

2. All statements of fact contained in the Hong Kong Public Offering Documents are and will (at the Prospectus Date and the other times when the Warranties are repeated pursuant to this Agreement) be true and accurate in all material respects and not misleading in a material respect (in light of the circumstances under which they are made) and there are no facts known or which on reasonable enquiry could have been known to the Company, any other member of the Group and/or the Directors of them which are not disclosed in the Hong Kong Public Offering Documents the omission of which would make any statement therein misleading in a material respect or which in the circumstances of the Hong Kong Public Offering are material for disclosure therein provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by a Hong Kong Underwriter expressly for use therein. All expressions of opinion or intention therein are and will (at the Prospectus Date and the other times when the Warranties are repeated pursuant to this Agreement) be made on reasonable grounds and are and will be truly and honestly held by the Directors and are and will be fairly based and there are and will be no other facts known or which could on reasonable inquiry have been known to the Directors the omission of which would make any such statement or expression misleading in any material respect or which will or would likely be material in the context of the Hong Kong Public Offering. The Hong Kong Public Offering Documents conform in all material respects to the requirements of the Companies Ordinance and the Hong Kong Listing Rules so far as applicable.

3. To the extent waived by the Hong Kong Stock Exchange and the SFC, the Prospectus, the Formal Notice and the Application Forms contain all information and particulars required to comply with all statutory and other provisions (including, without limitation, the Companies Ordinance and the rules and regulations of the Hong Kong Stock Exchange) so far as applicable.

4. All forecasts and estimates contained in the Hong Kong Public Offering Documents are and will (at the Prospectus Date and the other times when the Warranties are repeated pursuant to this Agreement) be made after due and proper consideration, are and will be based on assumptions referred to in the Hong Kong Public Offering Documents in which such forecasts and estimates are contained, and represent reasonable and fair expectations honestly held based on facts known to the Company, any other member of the group and/or the Directors of them and there are and will be no other material assumptions on which such forecasts or estimates are based other than the assumptions referred to in the Hong Kong Public Offering Documents in which such forecasts or estimates are contained or on which such forecasts or estimates ought reasonably to have been based which have not been made. In particular (but without limitation):

(a) the statements relating to the forecasts of profit and earnings per share in the Prospectus and dividend policy contained in the Prospectus under the headings "Financial Information - Profit Forecast" and "Financial Information – Dividend Policy" are made on reasonable grounds and represent the true and honest belief of the Directors arrived at after due, proper and careful consideration and enquiry and there are currently no material capital commitments of the Company which have not been disclosed in the Prospectus;

(b) the statements contained in the Prospectus under the heading "Future Plans and Use of Proceeds" represent the true and honest belief of the Directors arrived at after due, proper and careful consideration and enquiry;

(c) the statements contained in the Prospectus relating to the Group's indebtedness as at close of business on 30 September 2006 are true and accurate in all material respects and all material developments in relation to the Company's indebtedness have been disclosed;

(d) the statements relating to working capital contained in the Prospectus under the heading "Financial Information" are made on reasonable grounds, and represent the true and honest belief of the Directors arrived at after due, careful and proper consideration and enquiry;

(e) the statements relating to the Group's liquidity and capital resources contained in the Prospectus under the heading "Financial Information" are true and accurate in all material respects;

(f) the interests of the Directors and Supervisors in the share capital of the Company and in contracts with the Company and other members of the Group are fairly and accurately disclosed in the Prospectus; and

(g) the statements contained in the Prospectus under the headings "Risk Factors" are accurate in all material respects and represent the true and honest belief of the Directors arrived at after due, proper and careful consideration.

5. The Prospectus, the Formal Notice (and any other public notice or announcement) and the Application Forms contain all information and particulars required to comply with all statutory and other provisions (including, without limitation, the Companies Ordinance and the Hong Kong Listing Rules) so far as applicable. All material contracts or documents to which any member of the Group is a party which are required to be described in the Prospectus or filed with the Prospectus with the Hong Kong Registrar of Companies will be so described and filed.

6. The Prospectus contains and, when it is issued, will contain all such information with regard to the Company, as potential investors would reasonably expect to find there, for the purpose of making an informed assessment of the assets and liabilities, financial position, profits and losses, and prospects of the Group and the rights attaching to the Shares.

7. No material information was withheld from the Reporting Accountants for the purposes of their preparation of their reports contained in Appendix I to the Prospectus and all information given to the Reporting Accountants for such purposes was given in good faith and, to the best of the knowledge, information and belief of the Directors after due, proper and careful consideration, the factual contents of such report are true and accurate in all material respects and no material fact or matter has been omitted.

8. No material information was withheld from the Reporting Accounts for the purposes of their review of the forecasts of profits and earnings per share of the Company contained in the Prospectus or their review of the Company's working capital projections or their review of the Company's financial reporting procedures.

9. All necessary authorities have been obtained from the holders of existing issued Shares in the capital of the Company and others in Hong Kong and the PRC to enable the Hong Kong Public Offer Shares to be issued to the applicants and/or placees therefore under the Hong Kong Public Offering and the Company has power under its Articles of Association to issue the Hong Kong Public Offer Shares pursuant to the Hong Kong Public Offering without any further action.

10. Save as contemplated in the provisions of this Agreement, neither the Company nor any of its officers or Directors has taken, or will take, directly or indirectly, any action designed to stabilize or manipulate the price of the Hong Kong Public Offer Shares or which has constituted or which in the future would reasonably be expected to cause or result in stabilization or manipulation of the price of any of the H Shares.

11. This Agreement, the Receiving Banker's Agreement and the Registrar's Agreement have been or will be duly authorized, executed and delivered by the Company and constitutes or will, when executed and delivered, constitute legal, valid and binding obligations of the Company.

12. No Governmental Authorization, or order of, or qualification with, any Governmental Authority is required for the performance by the Company of its obligations under this Agreement, the Receiving Bankers' Agreement or the Registrar's Agreement.

13. The application of the net proceeds from the Hong Kong Public Offering, as set forth in and contemplated by the Prospectus, will not contravene any provision of applicable Law, rule or regulation or the constitutive documents of the Company or contravene the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement, note, lease or other agreement or instrument binding upon the Company or any of the Subsidiaries that, singly or in aggregate, is material to the Company and its subsidiaries, taken as a whole, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company or any of its subsidiaries.

14. Save as disclosed in the Prospectus, all taxes, duties, levies, fees or other charges or expenses which may be payable in Hong Kong in connection with the creation, allotment and issue of the Hong Kong Public Offer Shares, the Hong Kong Public Offering, the execution and delivery of, or the performance of the provisions under this Agreement have been paid.

15. The Company has read and understood the Professional Investor Treatment Notice set out in Schedule 5 and acknowledges and agrees to the representations, waivers and consents contained in the Professional Investor Treatment Notice, in which the expressions "you" or "your" shall mean the Company and "us" and "our" shall mean the Joint Global Coordinators (on behalf of the Hong Kong Underwriters).

16. Save as disclosed in the Prospectus, none of the Directors and Supervisors (or any of their spouses or infant children or any company in which any of them has a controlling interest) is or will be materially interested in any agreement or arrangement with the Company which is subsisting at the Prospectus Date and which is significant in relation to the business of the Company.

17. All the interests of each of the Directors and Supervisors in the securities of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance) which will be required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 or 8 of Part XV of such Ordinance, or which will be required pursuant to section 352 of such Ordinance to be entered in the register referred to therein, or which will be required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Hong Kong Listing Rules, in each case once the H Shares are listed, and in any assets which, in the two years preceding the Prospectus Date, have been acquired or disposed of by, or leased to, the Company or are proposed to be acquired, disposed of by, or leased to, the Company, are fully and accurately disclosed in the Prospectus.

18. The Hong Kong Public Offering Documents do not and will not (and any amendment or supplement thereto, at the date thereof will not) contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representation or warranty as to the information contained in or omitted from the Hong Kong Public Offering Documents, or any amendment or supplement thereto, in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Underwriters through CICCHK, Citigroup and Morgan Stanley specifically for inclusion therein.

19. Except as disclosed in the Prospectus, none of the Company, any of its principal subsidiaries and principal jointly controlled entities identified in the Accountants' Report as included in the Prospectus, China Coal and Coke Xuyang Limited or Shuozhou Pingshuo Luda Railway Transportation Company Limited (each a "***Subsidiary***" and collectively "***Subsidiaries***") has sustained since the date of the latest audited financial statements included in the Prospectus any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, except for any such loss or interference that would not, individually or in the aggregate, have any material adverse effect on the business, management, financial position, business prospects, shareholders' equity or results of operations of the Company and its Subsidiaries, taken as a whole (***"Material Adverse Effect"***); and, since the respective dates as of which information is given in the Prospectus, there has not been any material adverse change, or any development involving a prospective material adverse change, in or affecting the business, management, financial position, business prospects, shareholders' equity or results of operations of the Company and its Subsidiaries, taken as a whole, otherwise than as set forth in the Prospectus.

20. Since the date of the latest audited financial statements included in the Prospectus, neither the Company nor any of its Subsidiaries has (i) entered into or assumed any material

contract, transaction or commitment not in the ordinary course of business or inconsistent with past practice, (ii) incurred, assumed or acquired any material liability (including contingent liability) or other obligation not in the ordinary course of business or inconsistent with past practice, (iii) acquired, sold, transferred or otherwise disposed of or agreed to acquire or dispose of any business or asset material to the Company and its Subsidiaries, taken as a whole, and not in the ordinary course of business or inconsistent with past practice, or (iv) entered into a letter of intent or memorandum of understanding (or announced an intention to do so) relating to any matters identified in clauses (i) through (iv) above, except in each case to the extent described in the Prospectus.

21. The Company has been duly incorporated and is validly existing as a joint stock limited company and in good standing under the laws of the PRC with full legal right, power and authority (corporate or other), as authorized by the PRC government, to own, use or lease, as the case may be, and to operate its properties and conduct its business as described in the Prospectus, and is duly qualified to transact business in each jurisdiction in which the conduct of its business or its ownership, use or leasing of property requires such qualification; the articles of association, the business license and other constituent documents of the Company comply with the requirements of applicable PRC law, including the PRC Company Law, and are in full force and effect.

22. Each Subsidiary has been duly incorporated or established and is validly existing and in good standing under the laws of the PRC with full legal right, power and authority (corporate or other), as authorized by the PRC government, to own, use or lease, as the case may be, and to operate its properties and conduct its business as described in the Prospectus, and is duly qualified to transact business in each jurisdiction in which the conduct of its business or its ownership, use or leasing of property requires such qualification; the articles of association, the business license and other constituent documents of each Subsidiary comply with the requirements of applicable PRC law, including the PRC Company Law, and are in full force and effect.

23. The Company has a registered capital as set forth in the Prospectus and all of the issued shares of capital stock of the Company have been duly and validly authorized and issued, and are fully paid and non-assessable and conform to the description of the capital stock contained in the Prospectus; the Company has obtained an approval in principle from the Hong Kong Stock Exchange granting listing of, and permission to deal in, among other things, the H Shares on the Hong Kong Stock Exchange; the holders of outstanding shares of capital stock of the Company are not entitled to pre-emptive or other rights to acquire the H Shares; there are no outstanding securities convertible into or exchangeable for, or warrants, rights or options to purchase from the Company, or obligations of the Company to issue, the H Shares or any other capital stock of the Company except as set forth in the Hong Kong Public Offering Documents; and except as set forth in the Hong Kong Public Offering Documents, there are no restrictions on the voting or subsequent transfers of the H Shares under the laws of the PRC, Hong Kong or the United States except as described in the Hong Kong Public Offering Documents.

24. Each of the Company's Subsidiaries is a legal person with limited liability, and the liability of the Company in respect of equity interests held in such subsidiary is limited to its investment therein. All the outstanding shares of capital stock of each of the Company's Subsidiaries have been duly authorized and validly issued and are fully paid and non-assessable, and, except as otherwise set forth in the Prospectus, all outstanding shares of capital stock of the Company's Subsidiaries are owned by the Company either directly or through wholly owned subsidiaries free and clear of any security interest, claim, lien or encumbrance. None of the outstanding shares of capital stock of or ownership interests in any

of the Company's Subsidiaries was issued in violation of the pre-emptive or similar rights of any securityholder of such subsidiary. There are no outstanding rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any shares of capital stock of, or direct interest in, any Subsidiary.

25. Each of the Company and its Subsidiaries owns or leases all such properties as are necessary and material to the conduct of its operations. Each of the Company and its Subsidiaries has (i) good and valid title, in each case free and clear of all liens, encumbrances and defects, and has obtained proper and valid land use rights certificates in respect of all the land held by the Company and its Subsidiaries, (ii) good and valid title, in each case free and clear of all liens, encumbrances and defects, and have obtained proper and valid title certificates in respect of all the buildings owned or held by the Company and its Subsidiaries and will obtain proper and valid title upon registration and obtain the title certificates of those buildings which are pending completion of transfer of building ownership registration, and (iii) valid, subsisting and enforceable leases, in each case free of all liens, encumbrances, third parties rights or other defects in respect of all land and buildings held under lease by the Company and its Subsidiaries, except (i) such as are disclosed in the Prospectus or (ii) where the failure to possess or hold such title, rights or interests would not, individually or in the aggregate, have a Material Adverse Effect.

26. The H Shares to be issued and sold, and the Hong Kong Public Offer Shares to be issued and allotted, by the Company have been duly and validly authorized and, when issued and delivered against payment therefor as provided herein, will be duly and validly issued and fully paid and non-assessable and will conform to the description in the section headed "Share Capital" set out in the Prospectus.

27. This Agreement has been duly authorized, executed, and delivered by the Company and constitutes a valid and legally binding agreement of the Company, enforceable in accordance with its terms.

28. The execution and delivery of this Agreement, the issuance and allotment of the Hong Kong Offer Shares, or the consummation of any other of the transactions herein or therein contemplated, or the fulfilment of the terms hereof or thereof do not and will not, with or without the giving of notice or the passage of time or both, (a) contravene, breach or violate (i) the articles of association, bylaws or other constituent documents or the business licenses of the Company or any of its Subsidiaries, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company or any of its subsidiaries is a party or bound or to which its or their property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its Subsidiaries or any of its or their properties, or (b) result in the imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its Subsidiaries.

29. All consents, approvals, authorizations, orders, registrations and qualifications of or with any court or governmental agency or body or any stock exchange authorities (each, a ***"governmental agency"***) (including, without limitation, the PRC State Council, the National Development and Reform Commission, State-owned Assets Supervision and Administration Commission, the Ministry of Finance, the Ministry of Land and Resources, the Ministry of Commerce, the State Administration for Environmental Protection, the State Administration of Foreign Exchange, the State Administration for Industry and Commerce, the State Tax Bureau) having jurisdiction over the Company, any of its Subsidiaries, ChinaCoal Group or any of their properties required for the authorization, execution, delivery and performance by

the Company of, and the consummation by the Company of the transactions contemplated by, this Agreement have been obtained or made and are in full force and effect. No such consent, approval, authorization, order, registration or qualification has been withdrawn or is subject to any condition precedent which has not been fulfilled or performed.

30. Except as disclosed in the Prospectus, all dividends and other distributions declared and payable on the H Shares in Renminbi to the shareholders of the Company may, under the current laws and regulations of the PRC, be payable in foreign currency and may be freely transferred out of the PRC, and except as disclosed in the Prospectus, all such dividends are not currently subject to withholding or other taxes under the laws and regulations of the PRC and are otherwise free and clear of any other tax, withholding or deduction in the PRC, except for the conversion of Renminbi into foreign currency, and except for the conversion of Renminbi into foreign currency may be so paid without the necessity of obtaining any consent, approval, authorization, order, registration, clearance or qualification of or with any governmental authority, agency or body, any self-regulatory organization or any court or other tribunal or any stock exchange authorities in the PRC.

31. Except as disclosed in the Prospectus, no stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of the Company, any of its Subsidiaries or the Underwriters to the PRC or Hong Kong or any political subdivision or taxing authority thereof or therein in connection with (i) the creation, allotment and issuance of the H Shares, (ii) the issuance and allotment of the H Shares in the manner contemplated in this Agreement, (iii) the execution and delivery of this Agreement, (iv) the sale and delivery outside Hong Kong by the International Underwriters or the allotment and delivery within Hong Kong in the manner contemplated in the Prospectus, as the case may be, or (v) the Restructuring completed prior to the date hereof.

32. Except as disclosed in the Prospectus, (i) each of the Company and its Subsidiaries is in compliance with and is not in breach of any applicable rules, regulations, statutes and subordinate legislation and other national, state and local laws, common laws or civil code insofar as they relate to the protection of human health and safety and the environment from hazardous or toxic substances, wastes, pollutants or contaminants ("***Environmental and Safety Laws***"); (ii) each of the Company and its Subsidiaries has received and is in compliance with all permits, licenses or other approvals required of them under applicable Environmental and Safety Laws to conduct their respective businesses; (iii) each of the Company and its Subsidiaries has not received notice of any actual or potential liability (including, without limitation to, administrative regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of non-compliance or violation, investigation or proceeding against the Company or any of its Subsidiaries) under any Environmental and Safety Laws; (iv) there are no events or circumstances that might reasonably be expected to form the basis of an order for clean-up or remedial measures, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or any of its subsidiaries relating to hazardous material (including, without limitation to, any hazardous or toxic substances, chemicals, petroleum, petroleum products, pollutants or contaminants); and (vi) the associated costs and liabilities required under any Environmental and Safety Laws (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental and Safety Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) would not, individually or in the aggregate, have a Material Adverse Effect.

33. Each of the Company and its Subsidiaries is in compliance with all relevant laws and regulations regarding land subsidence caused from its mining activities and relocation

activities relating thereto. The Company has reasonably concluded that its current reserve policy and cash flow from operations are sufficient to cover the costs and liabilities associated with land subsidence (including, without limitation, (i) compensation paid to the local and national governmental agency, (ii) the costs of restoring and rehabilitating subsided land and (iii) costs relating to relocation of displaced residents). The Company is not aware of any pending changes to any laws or regulations relating to subsidence that could, individually or in the aggregate, have a Material Adverse Effect.

34. Neither the Company nor any of its Subsidiaries is in violation of or default under (i) any provision of its articles of association, bylaws or other constituent documents; (ii) any business license or business permit; (iii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which it is a party or bound or to which its property is subject; or (iv) any statute, law, rule, regulation, judgment, order or decree applicable to the Company or any of its Subsidiaries of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or such subsidiary or any of its properties, as applicable, except, in the case of (iii) and (iv), for such violation or default which would not, individually or in the aggregate, have a Material Adverse Effect.

35. Other than as set forth in the Prospectus, there are no investigations by any court or governmental agency, authority or body pending to which the Company or any of its Subsidiaries, directors, officers or supervisors or any of their property is the subject, and, to the Company's knowledge, no such investigation is threatened or contemplated by any court or governmental agency, authority or body; the National Audit Office has not, in its review and examination of the ChinaCoal Group, raised or identified any material issues regarding the general affairs, management, business, prospects, assets, rights, reserves, surplus, results of operations or position, financial or otherwise, of the Company or its Subsidiaries.

36. No labor dispute, work stoppage, slow down or other conflict with the employees of the Company or its Subsidiaries exists or, to the best knowledge of the Company, is threatened, and the Company is not aware of any existing or threatened labor disturbance by the employees of any of its joint venture partners, except such labor dispute, work stoppage, slow down or conflict that would not, individually or in the aggregate, have a Material Adverse Effect.

37. No winding up or liquidation proceedings have been commenced against the Company or any of its Subsidiaries, and no proceedings have been started for the purpose of, and no judgment has been rendered declaring the Company or any Subsidiary bankrupt or in an insolvency proceeding.

38. The Company and its Subsidiaries have filed and provided in the combined financial information as set out in the accountants' report, all national, provincial and local tax returns that are required to be filed or has requested extensions thereof (except as set forth in or contemplated in the Prospectus (exclusive of any amendment or supplement thereto)) and has paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith and except as set forth in or contemplated in the Prospectus (exclusive of any amendment or supplement thereto), or except where such failure to file tax returns or failure to pay taxes, assessments, fines or penalties would not, individually or in the aggregate, have a Material Adverse Effect. All national, provincial and local tax waivers, tax relief, concession and preferential treatment are valid, binding and enforceable and do not violate any provision of any law or statute or any order, rule or regulation of any local or national governmental agency. The provisions

included in the audited combined financial statements as set out in the Prospectus include appropriate provision required under IFRS for all taxation in respect of accounting periods ended on or before the accounting reference date to which such audited combined financial statements relate for which the Company or any of its consolidated subsidiaries was then or might reasonably be expected thereafter to become or have become liable.

39. Under the laws of the PRC, none of the Company or any Subsidiary of the Company nor any of their properties, assets or revenues are entitled to any right of immunity on the grounds of sovereignty from any legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any court, from services of process, from attachment prior to or in aid of execution of judgment, or from other legal process or proceeding for the giving of any relief or for the enforcement of any judgment. The irrevocable and unconditional waiver and agreement of the Company in this Agreement not to plead or claim any such immunity in any legal action, suit or proceeding based on this Agreement or is valid and binding under the laws of the PRC.

40. To the best of the Company's knowledge after due and careful inquiry, PricewaterhouseCoopers ("*PwC*"), who have prepared the Company's audited consolidated financial statements and delivered their report with respect to such consolidated financial statements (and the notes thereto) included in the Prospectus, are independent public accountants with respect to the Company under the Professional Ethics Statement No. 1.203A – Independence for Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and the rules and regulations thereunder.

41. Each of the Company and its Subsidiaries maintains a system of internal accounting and financial controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to (A) permit preparation of financial statements in conformity with International Financial Reporting Standards ("*IFRS*") promulgated by the International Accounting Standards Board and (B) maintain accountability for assets, (iii) access to assets is permitted only in accordance with management's general or specific authorization, (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate actions taken with respect to any differences, and (v) each of the Company and its Subsidiaries has made and kept books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of such entity and provide a sufficient basis for the preparation of the Company's consolidated financial statements in accordance with IFRS; and neither the Company nor any of its Subsidiaries has experienced any material difficulties with regard to (i) through (v) above within the previous 12 months. The directors of the Company have established and followed procedures which provide a reasonable basis for them to make proper judgments as to the financial position and prospects of the Company and its Subsidiary, taken as a whole, and are not aware of any material weakness in its internal control over financial reporting.

42. All material information which ought reasonably to have been disclosed or made available by the Company, any of its Subsidiaries, any director or senior management of the Company or ChinaCoal Group to the Joint Sponsors, the legal and other professional advisers to either of the Joint Sponsors, PwC, Savills Valuation and Professional Services Limited and Steffen Robertson and Kirsten (Australasia) Pty. Ltd. ("*SRK*") for the purpose of the Global Offering was so disclosed or made available fully and accurately. The factual contents of the reports, letters or certificates of PwC, Savills Valuation and Professional Services Limited and SRK are and will remain true and accurate in all material respects (where such information is subsequently amended, undated or replaced, such amended, updated or replaced information is true and accurate in all material respects) and no material fact or

matter has been omitted therefrom which would make the contents of any of such reports, letters or certificates misleading and the opinions attributed to the directors in such reports or letters or certificates are held in good faith based upon facts within their knowledge.

43. No material information was withheld from PwC for the purposes of their preparation of their report contained in the Prospectus and the comfort letters to be issued by PwC to Underwriters in connection with the Global Offering and all information given to PwC for such purposes was given in good faith and the factual contents of such report are true and accurate in all material respects and no material fact or matter has been omitted.

44. No material information was withheld from PwC or the Underwriters for the purposes of their review of the forecast of profits and earnings per share and the pro forma financial information of the Company contained in the Prospectus or their review of the Company's working capital projections and financial reporting procedures.

45. The section entitled "Financial Information – Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies" in the Prospectus accurately and fully describes (i) accounting policies which the Company believes are the most important in the portrayal of the Company's financial condition and results of operations and which require management's most difficult, subjective or complex judgments ("***critical accounting policies***"); (ii) judgments and uncertainties affecting the applications of critical accounting policies; and (iii) the likelihood that materially different amounts would be reported under different conditions or using different assumptions; the Company's board of directors, senior management and audit committee have reviewed and agreed with the selection, application and disclosure of critical accounting policies and have consulted with its legal advisors and independent accountants with regard to such disclosure.

46. The audited consolidated financial statements (and the notes thereto) of the Company and its Subsidiaries included in the Prospectus were prepared in conformity with IFRS consistently applied throughout the periods involved, and present fairly the consolidated financial condition and result of operations and changes in financial position of the Company and its Subsidiaries at the dates and for the periods presented; the summary financial data included in the Prospectus present fairly the information shown therein and have been compiled on a basis consistent with that of the audited financial statements included therein; the description of the significant differences between IFRS and U.S. GAAP set forth under the caption "Summary of Certain Differences Between IFRS and U.S. GAAP" in the Prospectus accurately and fairly summarize the significant differences between IFRS and U.S. GAAP and are true and accurate in all material respects. To the extent that the Company's financial data included in the Prospectus is derived from PRC GAAP financial data, such PRC GAAP financial data has been calculated and prepared for each relevant period in conformity with PRC GAAP.

47. Except as disclosed in the Prospectus, no other financial statements, schedules or pro forma financial information of the Company are required by any applicable rules or regulations of the Hong Kong Stock Exchange to be included in the Prospectus.

48. The unaudited condensed consolidated financial statements as of and for the nine months ended 30 September 2006 (and the notes thereto) of the Company attached to the comfort letters to be delivered from the Company's independent accountants to the Underwriters pursuant to Section 2.1(a) of this Agreement present fairly in all material respects the consolidated financial position of the Company and its subsidiaries as of the dates indicated and the consolidated results of operations and changes in financial position of the Company and its subsidiaries for the periods specified, and such unaudited condensed

consolidated financial statements have been prepared in conformity with IFRS applied on a consistent basis as with the audited consolidated financial statements throughout the relevant period.

49. The Prospectus accurately describe all material trends, demands, commitments, committed or uncommitted capital expenditure plans, events, uncertainties and risks, and the potential effects thereof, that the Company believes would materially affect its liquidity and are reasonably likely to occur; there are no material off-balance sheet transactions, arrangements, and obligations, including, without limitation, relationships with unconsolidated entities that are contractually limited to narrow activities that facilitate the transfer of or access to assets by the Company, such as structured finance entities and special purpose entities, that are reasonably likely to have a material adverse effect on the liquidity of the Company or the requirements of the Company for capital resources. As used herein in this subsection, the phrase "reasonably likely" refers to a disclosure threshold lower than "more likely than not".

50. All forecasts, estimates and pro forma financial information contained in the Prospectus are made by the Company after due and proper consideration, are based on assumptions referred to in the Prospectus and are represent reasonable and fair expectations held in good faith based on facts known to the Company and/or the directors of the Company (or any of them), and there are not other assumptions on which such forecasts, estimates and pro forma financial information are based other than the assumptions referred to in the Prospectus. All expressions of opinion or intention in the Prospectus are and will (as of the dates of the Prospectus and all other times when the representations and warranties in this Agreement are repeated pursuant to this Agreement) be made on reasonable grounds and are and will be truly and honestly held by the directors of the Company and are and will be fairly based, and there are and will be no other facts known or which could, upon reasonable inquiry, have been known to the directors of the Company the omission of which would make any such statement or expression misleading in any material respect. The Prospectus contains and, when issued, will contain all such information as investors would reasonably require and expect to find therein for the purpose of making an informed assessment of the assets and liabilities, financial position, profits and losses and prospects of the Company and the rights attaching to the Shares.

51. The statements in the Prospectus under the headings "Taxation," "Share Capital," "Regulations" and all other statements of laws and regulations, insofar as they purport to describe the provisions of the laws and documents referred to therein, fairly summarize the matters therein described.

52. Any statistical, industry-related and market-related data included in the Prospectus is based on or derived from official and other publicly available sources that the Company reasonably and in good faith believes to be reliable and accurate, and the Company reasonably believes that no written consent for the use of such data from such sources is required.

53. The description of the events and transactions set forth in the Prospectus under the caption "Restructuring" and "Relationship with ChinaCoal Group" are true and correct in all material respects; the description of the events and transactions set forth in the Prospectus under the caption "Connected Transactions" fairly and accurately summarizes the relevant transactions referred to therein in all material respects; the description in the Prospectus under the caption "Relationship with ChinaCoal Group" and "Connected Transactions" are in compliance with the requirements under the Hong Kong Stock Exchange Listing Rules (as defined in the Prospectus) in all material respects, and do not omit anything necessary to

make such statements, in light of the circumstances under which they are made, not misleading.

54. All consents, approvals, authorizations, orders, registrations and qualifications required in the PRC in connection with the Restructuring and the execution, delivery and performance of the Restructuring Documents have been made or obtained.

55. Each of (i) the Restructuring Agreement entered into between ChinaCoal Group and the Company on 5 September 2006 (ii) the Coal Export and Sales Agency Agreement entered into between ChinaCoal Group and the Company on 5 September 2006 (iii) the Coal Supplies Framework Agreement entered into between ChinaCoal Group and the Company on 5 September 2006 (iv) the Integrated Materials and Services Mutual Provision Framework Agreement entered into between ChinaCoal Group and the Company on 5 September 2006, (v) the Mine Construction and Design Framework Agreement entered into between ChinaCoal Group and the Company on 5 September 2006, (vi) the Property Leasing Framework Agreement entered into between ChinaCoal Group and the Company on 5 September 2006, and (vii) the Land Use Rights Framework Agreement entered into between ChinaCoal Group and the Company on 5 September 2006 (collectively referred to as the "***Restructuring Documents***" and singly as a "***Restructuring Document***") has been duly authorized, executed and delivered by or on behalf of the Company, its Subsidiaries or ChinaCoal Group, as the case may be, prior to the date hereof and each Restructuring Document constitutes a valid and legally binding agreement of the Company, its Subsidiaries or ChinaCoal Group, as the case may be, enforceable in accordance with it terms.

56. Other than the Restructuring Documents, there are no other documents or agreements, written or oral, that have been entered into by the Company in connection with the Restructuring which have not been previously provided to the Joint Sponsors and, to the extent material to the Company, disclosed in the Prospectus.

57. Consummation of the Restructuring and the execution by the Company and its Subsidiaries of each Restructuring Document to which it is a party and the delivery by each of the Company and its Subsidiaries of, and the performance by each of the Company and its Subsidiaries of its obligations under, each Restructuring Document to which it is a party do not and will not, whether with or without the giving of notice or passage of time or both, (a) contravene, breach or violate (i) the articles of association, bylaws or other constituent documents or the business licenses of the Company or any of its Subsidiaries, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company or any of its Subsidiaries is a party or bound or to which its or their property is subject, except for such conflict, breach or violation which would not, individually or in the aggregate, have a Material Adverse Effect, or (iii) any statute, law, rule, regulation, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its Subsidiaries or any of its or their properties, or (b) result in the imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its Subsidiaries.

58. All notices and public announcements to the Company's creditors required to be made in connection with the Restructuring have been duly made pursuant to applicable PRC law, including the PRC Company Law, and no creditor has raised any objection to the Restructuring within the prescribed period.

59. The Company is not liable for any debt of ChinaCoal Group or its subsidiaries not specifically assumed by the Company and disclosed to the Representatives.

60. In respect of the connected transactions (as defined under the Hong Kong Listing Rules) of the Company and its Subsidiaries (the "***Connected Transactions***"):

(a) The statements contained in the Prospectus relating to the Connected Transactions fairly and accurately summarize the transaction referred to therein in all material respects, and there are no other facts known or which could on reasonable enquiry have been known to the Company's directors, the omission of which would make any such statements misleading in any material respect, and there are no other non-exempt continuing Connected Transactions which have not been disclosed or reflected in the Prospectus.

(b) All information (including but not limited to historical figures) and documentation provided by the Company to the Joint Sponsors and the Joint Global Coordinators are accurate and complete in all material respects, and there is no other information or document which has not been provided the result of which would make the information and documents so received misleading in any material respect.

(c) The non-exempt continuing Connected Transactions (including their terms and their annual caps for 2006, 2007 and 2008) mentioned under the caption "Connected Transactions" in the Prospectus have been entered into, and will be carried out, in the ordinary course of business, on normal commercial terms and are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole, and the Company's directors, including the independent non-executive directors, in coming to their views have made due and proper inquiries and investigations of such transactions.

(d) The Company has complied with and will continue to comply with the Hong Kong Listing Rules in relation to non-exempt continuing connected transactions, including ensuring that the terms of such Connected Transactions are fair and reasonable so far as the shareholders of the Company are concerned, and shall inform CICCHK, Citigroup and Morgan Stanley promptly should there be any breach of any such terms before or after the listing of the H Shares.

(e) Each of the Connected Transaction agreements, as disclosed in the Prospectus, constitutes a legal, valid and binding agreement, enforceable in accordance with its terms.

61. The distribution to ChinaCoal Group of approximately RMB1,210.0 million that includes (i) the net profit attributable to ChinaCoal Group, the sole shareholder of the Company, generated by the Company during the period from 1 October 2005 to 21 August 2006 which is calculated based on the difference in the Company's net asset value as stated in the Company's management accounts as of 1 October 2005 and 21 August 2006, and (ii) the distributable profits of the Company generated from 22 August 2006 to the date at the end of the month prior to the date of capital verification for the Global Offering which is calculated on a pro rata basis based on the number of days from 22 August 2006 to 30 November 2006 and a net profit per day calculation based on the net profits as recorded in the Company's management accounts for the three months ended 30 September 2006, in each case as set forth in the Prospectus under the caption "Financial Information – Dividend Policy," is duly authorized by the applicable corporate actions and is legal and does not contravene any applicable PRC law.

62. The Company has not paid or agreed to pay to any person any compensation for soliciting another to purchase any securities of the Company (except as contemplated in this

Agreement and the strategic placing agreement the Company entered into with First Reserve Corporation, FR XI Offshore AIV, L.P., being a private equity fund managed by First Reserve Corporation, and AMCI Capital L.P.).

63. The Company has not taken, directly or indirectly, any action designed to or that has constituted or that might reasonably be expected to cause or result, under the U.S. Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), the provisions of the Securities and Futures Ordinance of Hong Kong (including the Securities and Futures (Price Stabilizing) Rules) or otherwise, in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares or the Hong Kong Shares or that would constitute a violation of the market misconduct provisions of Parts XIII and XIV of the Securities and Futures Ordinance; the Company has not taken any action or omitted to take any action (such as issuing any press release relating to any Shares or Hong Kong Shares without an appropriate legend) which may result in the loss by any of the International Underwriters of the ability to rely on any stabilization safe harbor provided by the Securities and Futures (Price Stabilizing) Rules or by the Financial Services Authority under the Financial Services and Markets Act 2000 (the "*FSMA*") or which may otherwise constitute a violation of the market misconduct provisions of Part XIII and XIV of the Securities and Futures Ordinance of Hong Kong. The Company has been informed of the guidance relating to stabilization provided by the Financial Services Authority, in particular in Section MAR 2 Annex 2G of the Financial Services Handbook.

64. No holder of any of the H Shares after the consummation of the transactions contemplated by this Agreement is or will be subject to any liability in respect of any liability of the Company by virtue only of its holding of any such Shares; except as disclosed in the Prospectus.

65. It is not necessary under the laws of the PRC or Hong Kong that any of the Underwriters (other than those organized under the laws of the PRC or Hong Kong) should be licensed, qualified or entitled to carry out business in the PRC or Hong Kong (i) to enable them to enforce their respective rights under this Agreement or any other document to be furnished hereunder or thereunder, or (ii) solely by reason of the execution, delivery or performance of this Agreement.

66. The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary for PRC companies in similar businesses in which they are engaged; all such policies of insurance and fidelity or surety bonds insuring the Company or any of its Subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect, except for, in each case, the lack of such insurance would not, individually or in the aggregate, have a Material Adverse Effect; the Company and its Subsidiaries are in compliance with the terms of such policies and instruments; there are no claims by the Company or any of its Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; neither the Company nor any of its Subsidiaries has been refused any insurance coverage sought or applied for; and neither the Company nor any of its Subsidiaries has any reasonable basis to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect, except as set forth in or contemplated in the Prospectus (exclusive of any amendment or supplement thereto).

67. Except as disclosed in the Prospectus, the Company and its Subsidiaries possess all licenses, certificates, permits and other authorizations (collectively, "***Governmental Licenses***") issued by the appropriate national, provincial or local authorities necessary to conduct their respective businesses; the Company and its Subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where such non-compliance would not, individually or in the aggregate, have a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except where the invalidity of such Governmental License or the failure of such Governmental Licenses to be in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect; and neither the Company nor any of its Subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Governmental License which, individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect, except as set forth in or contemplated in the Prospectus (exclusive of any amendment or supplement thereto).

68. In respect of the Governmental Licenses to operate the mines of the Company and its relevant Subsidiaries, except as disclosed in the Prospectus, (i) the mining rights of each mine operated by each of the Company and its relevant Subsidiaries are for a term of the estimated economic life of the mine or the relevant approved terms from the date of renewal, whichever is shorter; (ii) such mining rights are free from any lien, charge, encumbrance or other security interest or third party rights of interest and there is no claim against the Company or its relevant Subsidiary in respect of the mining rights of such mines and, so far as the Company is aware, no grounds for the unilateral termination of the mining rights of any of such mines prior to the expiry of the term of its mining permit; (iii) the Company and its relevant Subsidiaries have not received from the PRC government or any competent authority, and are not aware of, any notice or order which would materially adversely affect the continued operations of such mines by the Company and its relevant Subsidiaries; (iv) neither the Company nor any of its relevant Subsidiaries has taken any action for the purpose of, modifying, suspending or revoking any such Governmental Licenses; and (v) the mining operations of such mines by the Company, its relevant Subsidiaries or contracted operator have not violated any relevant material regulations applicable to such mines.

69. Except as disclosed in the Prospectus, the Company and its Subsidiaries own, possess, license or have other rights to use on reasonable terms, all patents, trade and service marks, trade names, copyrights, domain names (in each case including all registrations and applications to register the same), inventions, trade secrets, technology, know-how, and other intellectual property, (collectively, the "***Intellectual Property***") necessary for the conduct of the Company's business as now conducted or as proposed in the Prospectus to be conducted. Except as set forth in the Prospectus, (i) the Company owns, or has rights to use under license, all such Intellectual Property free and clear in all material respects of all adverse claims, liens or other encumbrances; (ii) to the knowledge of the Company, there is no material infringement by third parties of any such Intellectual Property; (iii) there is no pending or, to the Company's knowledge, threatened action, suit, proceeding or claim by any third party challenging the Company's or its Subsidiaries' rights in or to any such Intellectual Property, and the Company is unaware of any facts which would form a reasonable basis for any such claim; (iv) there is no pending or, to the Company's knowledge, threatened action, suit, proceeding or claim by any third party challenging the validity, scope or enforceability of any such Intellectual Property, and the Company is unaware of any facts that would form a reasonable basis for any such claim; (v) there is no pending or, to the Company's knowledge, threatened action, suit, proceeding or claim by any third party that the Company or any Subsidiary infringes or otherwise violates any patent, trademark, copyright, trade secret or other proprietary rights of any third party, and the Company is unaware of any other fact which would form a reasonable basis for any such claim; and (vi) to the knowledge of the

Company, there is no valid and subsisting patent or published patent application that would preclude the Company, in any material respect, from practicing any such Intellectual Property.

70. Except as disclosed in the Prospectus, the Company and its Subsidiaries have no material legal obligations to provide pension or other retirement benefits, death or disability benefits (or other actual or contingent employee benefits or perquisites) to any present or past employees of ChinaCoal Group or its subsidiaries who are not current employees of the Company.

71. The application of the net proceeds from the Global Offering, as set forth in and contemplated by the Prospectus, will not, with or without giving of notice or the passage of time or both, (a) contravene, breach or violate (i) the articles of association, bylaws or constituent documents or the business licenses of the Company or any of its Subsidiaries; (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company or any of its Subsidiaries is a party or bound or to which its or their property is subject; or (iii) any statute, law, rule, regulation, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its Subsidiaries or any of its or their properties, or (b) result in the imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its Subsidiaries, except in the case of (b), such as would not, individually or in the aggregate, have a Material Adverse Effect.

72. None of the Company, any of its Subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee or Affiliate of the Company or any of its Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury ("***OFAC***"); and the Company will not directly or indirectly use the proceeds of the offering of the Shares hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

73. None of the Company or any of its executive officers, directors, supervisors, managers or, to the Company's knowledge, employees or agents has taken any action, directly or indirectly, that would result in a violation by such person of the anti-corruption laws of the PRC, Hong Kong or any other jurisdiction, or the rules and regulations thereunder, and all related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency thereof.

74. Except as disclosed or contemplated in the Prospectus, (i) there are no relationships or transactions, including indebtedness (actual or contingent), between the Company or any of its Subsidiaries on the one hand and their respective affiliates, officers and directors or their shareholders, customers or suppliers on the other hand; (ii) there are no material relationships or transactions between the Company, on the one hand, and any holder of 1% or more of the outstanding shares of capital stock (ChinaCoal Group being the sole shareholder of the Company as of the date of this Agreement) or any affiliate of any such holder, on the other hand, other than on normal commercial terms in the ordinary and usual course of business, and the statements in the Prospectus in this regard are true and correct in all material respects and do not omit anything necessary to make such statements, in the light of the circumstances under which they are made, not misleading; and (iii) other than on normal commercial terms in the ordinary and usual course of business, there are no actual or contingent indebtedness, contract or arrangement outstanding between the Company and any director, supervisor or

officer of the Company or any person connected with such director, supervisor or officer (including but not limited to his or her spouse or child, or any company or undertaking in which he or she holds a controlling interest).

75. Subsequent to the respective dates as of which information is given in the Prospectus and except as disclosed in the Prospectus, the Company has not purchased any of its outstanding capital stock, nor declared, paid or otherwise made any dividend or distribution of any kind on its capital stock.

76. The Company has filed with the competent authorities in Hong Kong an application for the listing of the H Shares on the Hong Kong Stock Exchange.

77. All material contracts or documents to which the Company and any of its Subsidiaries is a party which are required to be described in the Prospectus or filed together therewith with the Registrar of Companies in Hong Kong will be so described and filed, in their entirety, without omission or redaction unless a certificate of exemption is granted by the SFC. All descriptions of contracts or other material documents described in the Prospectus, to the extent such descriptions purport to describe or summarize such contracts or documents, fairly summarize the contents of such contracts or documents.

78. All public notices, announcements and advertisements in connection with the Global Offering and all filings and submissions provided by or on behalf of the Company and its subsidiaries to the Hong Kong Stock Exchange and the Securities and Futures Commission of Hong Kong (the "***SFC***") will comply in all material respects with all statutory and other provisions to the extent applicable.

79. The choice of law provisions set forth in this Agreement will be recognized by the courts of the PRC; the Company can sue and be sued in its own name under the laws of the PRC; the irrevocable submission of the Company to the jurisdiction of any State or U.S. federal court in The City of New York and County of New York (a "***New York Court***"), the waiver by the Company of any objection to the venue of a proceeding in a New York Court, the waiver and agreement not to plead an inconvenient forum, the waiver of sovereign immunity and the agreement that this Agreement shall be governed by and construed in accordance with the laws of the State of New York are legal, valid and binding under the laws of the PRC and will be respected by PRC courts; service of process effected in the manner set forth in this Agreement will be effective, insofar as the law of PRC is concerned, to confer valid personal jurisdiction over the Company; and any judgment obtained in a New York Court arising out of or in relation to the obligations of the Company under this Agreement will be recognized in the PRC courts.

SCHEDULE 3

THE CONDITIONS PRECEDENT DOCUMENTS

Part A

1. **LEGAL DOCUMENTS**

1.1 A certified copy of the resolutions of the shareholders of the Company dated 23 August 2006 referred to in the paragraph headed "Resolutions of the Company's Sole Shareholder Passed on 23 August 2006" of Appendix X of the Prospectus approving, *inter alia*, the Global Offering.

1.2 A certified copy of the resolutions of the Directors:

(a) approving and authorising the execution on behalf of the Company of this Agreement together with all other agreements and documents necessary for the Global Offering;

(b) approving the Global Offering;

(c) approving and authorising the issue of the Hong Kong Public Offering Documents or ratifying the same; and

(d) approving and authorising the issue and the registration with the Registrar of Companies in Hong Kong of the Hong Kong Public Offering Documents.

1.3 Four signed originals of the Receiving Bankers' Agreement.

1.4 One certified copies of the Registrar's Agreement.

1.5 A certified copy of each of the service contracts of the Directors.

2. **DOCUMENTS RELATING TO THE HONG KONG PUBLIC OFFERING**

2.1 Seven printed copies of each of the Prospectus and the Application Forms, each duly signed by the Directors or their respective duly authorised attorneys and, if signed by their respective duly authorised agents, certified copies of the relevant authorisation document.

2.2 A certified copy of the Articles of Association of the Company.

2.3 An original copy of the Verification Notes signed by or on behalf of each person to whom responsibility is therein assigned.

2.4 One signed original of the accountants' report dated the Prospectus Date issued by the Reporting Accountants, the text of which is contained in Appendix I to the Prospectus.

2.5 One signed original of the statement of adjustments dated the Prospectus Date issued by the Reporting Accountants for the purpose of the accountants' report.

2.6 One signed original of the letter dated the Prospectus Date issued by the Reporting Accountants in connection with the profit forecast for the year ending 31 December 2006, the text of which is contained in Appendix III to the Prospectus.

2.7 One original letter dated the Prospectus Date from the Reporting Accountants addressed to the Hong Kong Underwriters confirming, *inter alia*, the indebtedness statement contained in the Prospectus and commenting on the statement contained in the Prospectus as to the sufficiency of working capital and on the other financial information set out in the Prospectus.

2.8 Three originals Hong Kong comfort letter dated the Prospectus Date from the Reporting Accountants addressed to the Joint Global Coordinators (for themselves and on behalf of the Hong Kong Underwriters) giving comfort on the financial information set out in the Prospectus in a form agreed by the Joint Global Coordinators.

2.9 Two signed originals of the letter, summary of values and valuation certificate dated the Prospectus Date issued by Savills Valuation and Professional Services Limited, the text of which is contained in Appendix V to the Prospectus.

2.10 Two signed originals of the independent technical report dated the Prospectus Date issued by Steffen Robertson and Kirsten (Australiasia) Pty Ltd, the text of which is contained in Appendix VI to the Prospectus.

2.11 A certified copy of each of the letters referred to in the paragraph headed "Experts" of Appendix X to the Prospectus containing consents to the issue of the Prospectus with the inclusion of references to the respective parties' names, and where relevant their reports and letters in the form and context in which they are included.

2.12 A letter or facsimile to the Joint Global Coordinators (for themselves and on behalf of the Hong Kong Underwriters) from Baker & McKenzie confirming that the documents referred to in the paragraph headed "Documents delivered to the Registrar of Companies" in Appendix XI to the Prospectus have been delivered to the Registrar of Companies in Hong Kong as required by section 342C of the Companies Ordinance.

2.13 A certified copy of each of the material contracts referred to in the paragraph headed "Our Material Contracts" of Appendix X to the Prospectus (other than this Agreement).

2.14 Certificates as to the accuracy of the Chinese translation of the Hong Kong Public Offering Documents.

2.15 A certified copy of each of the letters of undertaking from ChinaCoal Group and the Company relating to the restrictions on disposal of Shares and further issues of securities referred to in the paragraph headed "Underwriting" of the Prospectus.

3. LEGAL OPINIONS

One signed original of the legal opinions from Jia Yuan Law Firm in respect of properties owned and leased by the Company and the Group and various contracts and operation arrangements of the Company governed under PRC laws, in forms satisfactory to the Joint Global Coordinators with two further signed originals of the same legal opinions from Jia Yuan Law Firm to be delivered to the Joint Global Coordinators within 72 hours of the Prospectus Date.

4. OTHER DOCUMENTS

4.1 An original confirmation letter from each Director and each supervisor to the Joint Sponsors confirming that he or she has read and understood the memorandum on Directors' and Supervisors' responsibilities prepared by Baker & McKenzie.

4.2 One certified copy of each of the responsibility letter, power of attorney and statement of interests signed by each Director.

4.3 A certified copy of each of the following:

(a) Forms H and I signed by each of the Directors and Supervisors respectively;

(b) each of the approval documents referred to in paragraphs (A) and (E) of the recitals to this Agreement;

(c) the business licence referred to in paragraph (B) of the recitals of this Agreement;

(d) the certificate of registration of the Company under Part XI of the Companies Ordinance referred to in paragraph (F) of the recitals to this Agreement.

Part B

1.1 Two signed originals of a closing certificate, in a form approved by or on behalf of the Joint Global Coordinators, dated the as of the date of Closing from the Company certifying, *inter alia*, the accuracy of Warranties given pursuant to clause 9 of this Agreement as at the date of Closing by reference to the facts and circumstances then subsisting and the performance of all of its obligations under this Agreement falling due for performance prior to Closing.

1.2 One original bringdown comfort letters from the Reporting Accountants addressed to the Hong Kong Underwriters dated as of the date of the Closing in a form satisfactory to the Joint Global Coordinators.

1.3 One original comfort letters under Regulation S of United States Securities Act 1933, as amended and 144A from the Reporting Accountants addressed to the Underwriters.

1.4 A letter from Jia Yuan Law Firm confirming that the legal opinion given by it (referred to in paragraph 3 of Part A of this Schedule) are correct as at the date of the Closing in a form satisfactory to the Joint Global Coordinators.

1.5 Three signed originals of the Hong Kong legal opinion from each of Baker & McKenzie and Freshfields Bruckhaus Deringer and addressed to the Underwriters concerning such matters as the Joint Global Coordinators may reasonably require.

1.6 A certified copy/copies of the resolutions of the board committee of the Company relating to the Global Offering approving, inter alia, the basis of allotment and allotment of shares to allottees under the Global Offering.

1.7 Two signed originals of the accountants' report dated the Prospectus Date issued by the Reporting Accountants, the text of which is contained in Appendix I to the Prospectus.

1.8 Two signed originals of the letter dated the Prospectus Date issued by the Reporting Accountants in connection with the profit forecast for the year ending 31 December 2006, the text of which is contained in Appendix III to the Prospectus.

1.9 Two original letters dated the Prospectus Date from the Reporting Accountants addressed to the Hong Kong Underwriters confirming, *inter alia*, the indebtedness statement contained in the Prospectus and commenting on the statement contained in the Prospectus as to the sufficiency of working capital and on the other financial information set out in the Prospectus.

SCHEDULE 4

HONG KONG UNDERWRITERS' SET OFF ARRANGEMENTS

1. This Schedule sets out the arrangements and terms pursuant to which the obligations of each Hong Kong Underwriter under clause 5 of this Agreement will be reduced to the extent that it makes (or procures to be made) one or more Valid Applications which is or are accepted (hereafter referred to as ***Underwriters' Applications***). These arrangements mean that in no circumstances will any Hong Kong Underwriter have any further liability as a Hong Kong Underwriter if one or more Underwriters' Applications, duly made by it or procured by it to be made, are validly made and accepted for not less than the number of the Hong Kong Public Offer Shares noted against its name in Schedule 1.

2. In order to qualify as Underwriters' Applications, such applications must be made on one or more Application Forms and delivered, together with a cheque or cheques or banker's cashier order or orders for the amounts payable on application (including brokerage, Hong Kong Stock Exchange trading fee and SFC transaction levy), to the Joint Global Coordinators by not later than 10:00 a.m. on the Acceptance Date. Each such application must bear the stamp of the Hong Kong Underwriter or the Hong Kong Underwriter's broker or nominee by whom or on whose behalf the application is made or, if made by the Hong Kong Underwriter's sub-underwriter, marked to identify the relevant Hong Kong Underwriter and there must be clearly marked on the Application Form(s) "China Coal Energy Company Limited – Underwriter's Application". These applications will subsequently be notified and delivered by the Joint Global Coordinators to the Receiving Bankers by 12:00 noon on the Acceptance Date.

3. If all of the Hong Kong Public Offer Shares shall not have been validly both applied and paid for in the manner referred to in this Agreement, each Hong Kong Underwriter will, subject to the provisions of this Agreement, be obliged to take up the proportion of the shortfall that (a) its net underwriting participation (that is, its underwriting participation pursuant to clause 5 less the aggregate number of Hong Kong Public Offer Shares for which Underwriters' Applications have been made by it or procured to be made by it to the extent that they have been accepted and up to the limit of its underwriting participation), bears to (b) the aggregate of the underwriting participation of all the Hong Kong Underwriters including itself less the aggregate number of Hong Kong Public Offer Shares for which Underwriters' Applications have been made (including by itself).

4. The obligations of Hong Kong Underwriters determined pursuant to paragraph 3 above may be rounded, as determined by the Joint Global Coordinators in their sole discretion, to avoid fractions. The determination of the Joint Global Coordinators shall be final and conclusive.

5. No preferential consideration will be given in respect of Underwriters' Applications.

SCHEDULE 5

PROFESSIONAL INVESTOR TREATMENT NOTICE

1. You are a Professional Investor by reason of your being within a category of person described in the Securities and Futures (Professional Investor) Rules as follows:

(a) a trust corporation having been entrusted with total assets of not less than HK$40 million (or equivalent) as stated in its latest audited financial statements prepared within the last 16 months, or in the latest audited financial statements prepared within the last 16 months of the relevant trust or trusts of which it is trustee, or in custodian statements issued to the trust corporation in respect of the trust(s) within the last 12 months;

(b) a high net worth individual having, alone or with associates on a joint account, a portfolio of at least HK$8 million (or equivalent) in securities and/or currency deposits, as stated in a certificate from an auditor or professional accountant or in custodian statements issued to the individual within the last 12 months;

(c) a corporation the sole business of which is to hold investments and which is wholly owned by an individual who, alone or with associates on a joint account, falls within paragraph 1.2 above; and

(d) a high net worth corporation or partnership having total assets or at least HK$40 million (or equivalent) or a portfolio of at least HK$8 million (or equivalent) in securities and/or currency deposits, as stated in its latest audited financial statements prepared within the last 16 months or in custodian statements issued to the corporation or partnership within the last 12 months.

We have categorised you as a Professional Investor based on information you have given us. You will inform us promptly in the event any such information ceases to be true and accurate. You will be treated as a Professional Investor in relation to all investment products and markets.

2. As a consequence of categorisation as a Professional Investor, we are not required to fulfil certain requirements under the Code of Conduct for Persons Licensed by or Registered with the Securities and Futures Commission (the ***Code***) and other Hong Kong regulations. While we may in fact do some or all of the following in providing services to you, we have no regulatory responsibility to do so.

(a) Client agreement

We are not required to enter into a written agreement complying with the Code relating to the services that are to be provided to you.

(b) Risk disclosures

We are not required by the Code to provide you with written risk warnings in respect of the risks involved in any transactions entered into with you, or to bring those risks to your attention.

(c) Information about us

We are not required to provide you with information about our business or the identity and status of employees and others acting on our behalf with whom you will have contact.

(d) Prompt confirmation

We are not required by the Code to promptly confirm the essential features of a transaction after effecting a transaction for you.

(e) Information about clients

We are not required to establish your financial situation, investment experience or investment objectives, except where we are providing advice on corporate finance work.

(f) Nasdaq–Amex Pilot Program

If you wish to deal through the Stock Exchange in securities admitted to trading on the Stock Exchange under the Nasdaq-Amex Pilot Program, we are not required to provide you with documentation on that program.

(g) Suitability

We are not required to ensure that a recommendation or solicitation is suitable for you in the light of your financial situation, investment experience and investment objectives.

3. You have the right to withdraw from being treated as a Professional Investor at any time in respect of all or any investment products or markets on giving written notice to our Compliance Departments.

4. By entering into this Agreement, you represent and warrant to us that you are knowledgeable and have sufficient expertise in the products and markets that you are dealing in and are aware of the risks in trading in the products and markets that you are dealing in.

5. By entering into this Agreement, you hereby agree and acknowledge that you have read and understood and have had explained to you the consequences of consenting to being treated as a Professional Investor and the right to withdraw from being treated as such as set out herein and that you hereby consent to being treated as a Professional Investor.

6. By entering into this Agreement, you hereby agree and acknowledge that we and the Settlement Agent will not provide you with any contract notes, statements of account or receipts under the Hong Kong Securities and Futures (Contract Notes, Statements of Account and Receipts) Rules where such would otherwise be required.

SCHEDULE 6

HONG KONG UNDERWRITERS' WARRANTIES

Each of the Hong Kong Underwriters warrants and undertakes to the Company that with respect to itself:

1. It is duly organized and is validly existing and has the requisite power and authority to enter into and perform this Agreement.

2. This Agreement constitutes and any other documents required to be executed by it pursuant to the provisions of this Agreement will, when executed, constitute its valid and binding obligations in accordance with their respective terms.

3. The execution and delivery of, and the performance by it of its obligations under, this Agreement do not and will not:

    (i) result in a breach of any provision of its memorandum or articles of association (or equivalent constitutive documents);

    (ii) result in a breach of, or constitute a default under, any instrument to which it is a party or by which it is bound;

    (iii) result in a breach of any Law, rule, regulation, order, judgment, decree, ruling, notice or circular of any court, government, governmental or regulatory body (including, without limitation, the Hong Kong Stock Exchange) to which it is a party or is subject or by which it is bound; or

    (iv) require the sanction or consent of its shareholders or the sanction, consent, approval, permission or authorisation of any other person.

The Company

SIGNED by)
for and on behalf of)
中国中煤能源股份有限公司)
(CHINA COAL ENERGY COMPANY)
LIMITED))

SIGNED by)
for and on behalf of)
CHINA INTERNATIONAL CAPITAL)
CORPORATION LIMITED)

SIGNED by)
for and on behalf of)
CHINA INTERNATIONAL CAPITAL)
CORPORATION (HONG KONG))
LIMITED)

SIGNED by)
for and on behalf of)
CITIGROUP GLOBAL MARKETS)
ASIA LIMITED)

SIGNED by)
for and on behalf of)
MORGAN STANLEY DEAN WITTER)
ASIA LIMITED)

SIGNED by)
as duly authorised attorney)
for and on behalf of)
[*Hong Kong Underwriters*])

SIGNED by)
for and on behalf of)
CHINA INTERNATIONAL CAPITAL)
CORPORATION (HONG KONG))
LIMITED)

Shan Junbao

SIGNED by)
for and on behalf of)
CITIGROUP GLOBAL MARKETS)
ASIA LIMITED)

SIGNED by)
for and on behalf of)
MORGAN STANLEY DEAN WITTER)
ASIA LIMITED)

SIGNED by)
for and on behalf of)
CHINA INTERNATIONAL CAPITAL)
CORPORATION LIMITED)

Shan Junbao

Signed by
For and on behalf of
each of the other
Hong Kong Underwriters

Formal Notice (BHK-00398)

RECEIVED
2007 MAR 13 A 11:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE



CHINA COAL ENERGY COMPANY LIMITED*

中國中煤能源股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

GLOBAL OFFERING

Number of Offer Shares in the Global Offering	:	3,246,374,000 H Shares (subject to the Over-allotment Option)
Number of Hong Kong Public Offer Shares	:	162,320,000 H Shares (subject to adjustment)
Number of International Offer Shares	:	3,084,054,000 H Shares (subject to adjustment and the Over-allotment Option)
Maximum offer price	:	HK$4.05 per H Share (payable in full on application subject to refund, plus brokerage of 1%, SFC transaction levy of 0.004%, and Hong Kong Stock Exchange trading fee of 0.005%)
Nominal value	:	RMB1.00 per share
Stock code	:	1898

Joint Global Coordinators and Joint Bookrunners
(in alphabetical order)

China International Capital Corporation Limited	Citigroup Global Markets Asia Limited	Morgan Stanley Dean Witter Asia Limited

Joint Sponsors and Joint Lead Managers
(in alphabetical order)

China International Capital Corporation (Hong Kong) Limited	Citigroup Global Markets Asia Limited	Morgan Stanley Dean Witter Asia Limited

APPLICATIONS BY GIVING ELECTRONIC APPLICATION INSTRUCTIONS TO HKSCC

By order of the board of
China Coal Energy Company Limited
Chairman

Hong Kong, Wednesday, 6 December 2006

Formal Notice (BHK-00398)

*Unless otherwise defined in this announcement, terms defined in the prospectus of China Coal Energy Company Limited (the "**Company**") dated 6 December 2006 (the "**Prospectus**") have the same meanings when used in this announcement.*

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

*The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**") and Hong Kong Securities Clearing Company Limited ("**HKSCC**") take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*

*In connection with the Global Offering, Citigroup Global Markets Asia Limited (the "**Stabilizing Manager**"), or any person acting for it, on behalf of the Underwriters, may over-allocate or effect short sales or any other stabilizing transactions with a view to stabilizing or maintaining the market price of the H Shares at a level higher than that which might otherwise prevail for a limited period commencing from the day on which the H Shares commence trading on the Hong Kong Stock Exchange. The stabilizing action which may be taken by the Stabilizing Manager may include primary and ancillary stabilizing action such as purchasing or agreeing to purchase any of the H Shares, exercising the Over-allotment Option, stock borrowing, establishing a short position in the H Shares, liquidating long positions in the H Shares or offering or attempting to do any such actions. Any market purchases will be effected in compliance with all applicable laws and regulatory requirements, including the Securities and Futures (Price Stabilizing) Rules made under the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). However there is no obligation on the Stabilizing Manager to conduct any such stabilizing activity, which if commenced, may be discontinued at any time. Any such stabilizing activity is required to be brought to an end after a limited period. The number of H Shares being offered in the Global Offering may be increased by up to an aggregate of 486,956,000 additional H Shares through the exercise of the Over-allotment Option expected to be granted to the International Underwriters by the Company, exercisable by China International Capital Corporation Limited, Citigroup Global Markets Asia Limited and Morgan Stanley Dean Witter Asia Limited on behalf of the International Underwriters, to cover over-allocations in the International Offering. The Over-allotment Option is exercisable for up to 30 days from the last day for the lodging of applications under the Hong Kong Public Offering. In the event that such Over-allotment Option is exercised, a press announcement will be made.*

中煤

CHINA COAL ENERGY COMPANY LIMITED*

中國中煤能源股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

GLOBAL OFFERING

Number of Offer Shares in the Global Offering	:	3,246,374,000 H Shares (subject to the Over-allotment Option)
Number of Hong Kong Public Offer Shares	:	649,276,000 H Shares (as adjusted after clawback)
Number of International Offer Shares	:	2,597,098,000 H Shares (as adjusted after clawback and subject to Over-allotment Option)
Offer Price	:	HK$4.05 per H Share (exclusive of brokerage of 1%, SFC transaction levy of 0.004% and Hong Kong Stock Exchange trading fee of 0.005%)
Nominal value	:	RMB1.00 each
Stock code	:	1898

Joint Global Coordinators and Joint Bookrunners
(in alphabetical order)

China International Capital Corporation Limited	Citigroup Global Markets Asia Limited	Morgan Stanley Dean Witter Asia Limited

Joint Sponsors and Joint Lead Managers
(in alphabetical order)

China International Capital Corporation (Hong Kong) Limited	Citigroup Global Markets Asia Limited	Morgan Stanley Dean Witter Asia Limited

* *for identification purposes only*

RECEIVED

2007 MAR 13 A 11:

SUMMARY

- The Offer Price has been determined at HK$4.05 per Offer Share (exclusive of brokerage of 1%, SFC transaction levy of 0.004% and Hong Kong Stock Exchange trading fee of 0.005%). The net proceeds from the Global Offering after deducting the underwriting commissions and the estimated offering expenses are estimated to be approximately HK$12.6 billion before any exercise of the Over-allotment Option.

- 390,371 valid applications have been received pursuant to the Hong Kong Public Offering for a total of 29,554,829,000 Hong Kong Public Offer Shares, equivalent to approximately 182 times of the total number of 162,320,000 Hong Kong Public Offer Shares initially available for subscription under the Hong Kong Public Offering.

- The Offer Shares initially offered under the International Offering have been very significantly over-subscribed.

- Due to the over-subscription in the Hong Kong Public Offering, the clawback mechanism has been applied and the number of Offer Shares allocated to the Hong Kong Public Offering has been increased to 649,276,000 Offer Shares, representing 20% of the total number of Offer Shares initially available under the Global Offering (before any exercise of the Over-allotment Option).

- H Share certificates for Hong Kong Public Offer Shares allotted to applicants using **white** Application Forms which are either not available for personal collection, or which are so available but are not collected in person, are expected to be despatched by ordinary post to those entitled at their own risk on Monday, 18 December, 2006.

- H Share certificates for Hong Kong Public Offer Shares allotted to applicants using **yellow** Application Forms and those who applied by giving **electronic application instructions** to HKSCC are expected to be deposited into CCASS for credit to their CCASS Investor Participant stock accounts or their designated CCASS Participants' stock accounts at the close of business on Monday, 18 December, 2006.

- Refund cheques for wholly or partially unsuccessful applicants which are either not available for personal collection or which are so available but are not collected in person, are expected to be despatched by ordinary post to those entitled at their own risk on Monday, 18 December, 2006.

- Refund monies for applicants applying by giving **electronic application instructions** to HKSCC are expected to be credited to the relevant applicants' designated bank account or the designated bank account of their broker or custodian on Monday, 18 December, 2006.

- Dealings in the H Shares on the Hong Kong Stock Exchange are expected to commence at 9:30 a.m. on Tuesday, 19 December, 2006.

- Applicants who wish to obtain their results of allocations are encouraged to make use of the Company's website, www.chinacoalenergy.com on a 24-hour basis from 8.00 a.m. on Monday, 18 December 2006 to 12.00 midnight on Monday, 25 December 2006.

OFFER PRICE

The Offer Price has been determined at HK$4.05 per Offer Share (exclusive of brokerage of 1%, SFC transaction levy of 0.004% and Hong Kong Stock Exchange trading fee of 0.005%). The net proceeds from the Global Offering after deducting the underwriting commissions and the estimated offering expenses are estimated to be approximately HK$12.6 billion before any exercise of the Over-allotment Option.

APPLICATIONS AND INDICATIONS OF INTEREST RECEIVED

The Directors announce that at the close of the application lists at 12:00 noon on Monday, 11 December, 2006, a total of 390,371 valid applications (including **electronic application instructions** given to HKSCC) have been received pursuant to the Hong Kong Public Offering for a total of 29,554,829,000 Hong Kong Public Offer Shares, equivalent to approximately 182 times the total number of 162,320,000 Hong Kong Public Offer Shares initially available under the Hong Kong Public Offering. Due to the over subscription in the Hong Kong Public Offering, the clawback mechanism has been applied and the number of Offer Shares allocated to the Hong Kong Public Offering has been increased to 649,276,000 Offer Shares, representing 20% of the total number of Offer Shares initially available under the Global Offering (before any exercise of the Over-allotment Option).

Of the 390,371 valid applications on **white** and **yellow** Application Forms and by **electronic application instructions** given to HKSCC for a total of 29,554,829,000 Hong Kong Public Offer Shares, a total of 386,418 applications in respect of a total of 9,431,489,000 Hong Kong Public Offer Shares were for Hong Kong Public Offer Shares with an aggregate subscription amount based on the maximum offer price of HK$4.05 per Offer Share (excluding brokerage of 1%, SFC transaction levy of 0.004% and Hong Kong Stock Exchange trading fee of 0.005% payable) of HK$5 million or less (representing approximately 116 times the 81,160,000 Hong Kong Public Offer Shares initially comprised in Pool A), and a total of 3,953 applications in respect of a total of 20,123,340,000 Hong Kong Public Offer Shares were for Hong Kong Public Offer Shares with an aggregate subscription amount based on the maximum offer price of HK$4.05 per Offer Share (excluding brokerage of 1%, SFC transaction levy of 0.004% and Hong Kong Stock Exchange trading fee of 0.005% payable) of more than HK$5 million (representing approximately 248 times the 81,160,000 Hong Kong Public Offer Shares initially comprised in Pool B). All multiple or suspected multiple applications have been rejected. No application for more than 81,160,000 Hong Kong Public Offer Shares has been identified. The Offer Shares offered in the Hong Kong Public Offering were conditionally allocated on the basis set out in the paragraph headed *"Basis of Allotment under the Hong Kong Public Offering"* below.

Based on the Offer Price of HK$4.05 per Offer Share and pursuant to a strategic placing agreement with our strategic investors, FR XI Offshore AIV, L.P. and AMCI Capital L.P. have agreed to purchase 191,996,000 H Shares and 47,999,000 H Shares respectively (representing approximately 1.7% and 0.4% respectively of the enlarged issued share capital of the Company before any exercise of the Over-allotment Option).

Based on the Offer Price of HK$4.05 per Offer Share and pursuant to the corporate placing agreements with our corporate investors, each of Ideal Offer Limited, China Life Insurance (Group) Company, Chow Tai Fook Nominee Limited and Futec Limited have each agreed to purchase 95,998,000 H Shares (representing approximately 0.9% of the enlarged issued share capital of the Company before any exercise of the Over-allotment Option) under the Global Offering. In addition, Cranwin Investments Ltd and Silver Lead Enterprises Corp. have each agreed to purchase 47,999,000 H Shares (representing approximately 0.4% of the enlarged issued share capital of the Company before any exercise of the Over-allotment Option) under the Global Offering.

The Directors further announce that the Offer Shares initially offered under the International Offering have been very significantly over-subscribed.

The Company has granted to the International Underwriters the Over-allotment Option exercisable by China International Capital Corporation Limited, Citigroup Global Markets Asia Limited and Morgan Stanley Dean Witter Asia Limited on behalf of the International Underwriters within 30 days from last day for the lodging of applications, under the Hong Kong Public Offering to require the Company to allot and issue up to an aggregate of 486,956,000 additional H Shares at the Offer Price to cover over-allocations in the International Offering. The Over-allotment Option has not yet been exercised. If the Over-allotment Option is exercised, a press announcement will be made.

The Directors confirm that no Hong Kong Public Offer Shares have been allocated to applicants who are connected persons of the Company within the meaning of the Hong Kong Listing Rules. The International Offering is in compliance with the placing guidelines for equity securities as set out in Appendix 6 to the Hong Kong Listing Rules. None of the Joint Sponsors and the Underwriters has taken up any H Shares for its own benefit under the Global Offering.

Applicants who wish to obtain their results of allocations are encouraged to make use of the Company's website, www.chinacoalenergy.com on a 24-hour basis from 8.00 a.m. on Monday, 18 December 2006 to 12.00 midnight on Monday, 25 December 2006.

BASIS OF ALLOTMENT UNDER THE HONG KONG PUBLIC OFFERING

Valid applications made by the public on **white** and **yellow** Application Forms and by **electronic application instructions** given to HKSCC will be conditionally allotted on the basis set out below:

No. of shares applied for	No. of valid applications	Basis of allotment/ballot	Approximate percentage allotted of the total no. of shares applied for
Pool A			
1,000	144,551	72,276 out of 144,551 to receive 1,000 Shares	50.00%
2,000	44,515	22,303 out of 44,515 to receive 1,000 Shares	25.05%
3,000	21,852	10,971 out of 21,852 to receive 1,000 Shares	16.74%
4,000	10,000	5,030 out of 10,000 to receive 1,000 Shares	12.58%
5,000	23,782	11,986 out of 23,782 to receive 1,000 Shares	10.08%
6,000	8,575	4,332 out of 8,575 to receive 1,000 Shares	8.42%
7,000	3,610	1,842 out of 3,610 to receive 1,000 Shares	7.29%
8,000	4,849	2,521 out of 4,849 to receive 1,000 Shares	6.50%
9,000	2,600	1,378 out of 2,600 to receive 1,000 Shares	5.89%
10,000	40,488	23,402 out of 40,488 to receive 1,000 Shares	5.78%
15,000	9,512	8,104 out of 9,512 to receive 1,000 Shares	5.68%
20,000	14,997	14,346 out of 14,997 to receive 1,000 Shares	4.78%
25,000	5,481	1,000 Shares	4.00%
30,000	7,909	1,000 Shares plus 80 out of 7,909 to receive additional 1,000 Shares	3.37%
35,000	1,797	1,000 Shares plus 36 out of 1,797 to receive additional 1,000 Shares	2.91%
40,000	2,958	1,000 Shares plus 118 out of 2,958 to receive additional 1,000 Shares	2.60%
45,000	1,364	1,000 Shares plus 69 out of 1,364 to receive additional 1,000 Shares	2.33%
50,000	7,360	1,000 Shares plus 589 out of 7,360 to receive additional 1,000 Shares	2.16%
60,000	2,610	1,000 Shares plus 392 out of 2,610 to receive additional 1,000 Shares	1.92%
70,000	1,461	1,000 Shares plus 364 out of 1,461 to receive additional 1,000 Shares	1.78%
80,000	1,732	1,000 Shares plus 721 out of 1,732 to receive additional 1,000 Shares	1.77%
90,000	1,144	1,000 Shares plus 672 out of 1,144 to receive additional 1,000 Shares	1.76%
100,000	8,401	1,000 Shares plus 6,301 out of 8,401 to receive additional 1,000 Shares	1.75%
150,000	2,749	2,000 Shares plus 1,660 out of 2,749 to receive additional 1,000 Shares	1.74%
200,000	3,477	3,000 Shares plus 1,572 out of 3,477 to receive additional 1,000 Shares	1.73%
250,000	1,598	4,000 Shares plus 463 out of 1,598 to receive additional 1,000 Shares	1.72%
300,000	1,538	5,000 Shares plus 181 out of 1,538 to receive additional 1,000 Shares	1.71%
350,000	398	5,000 Shares plus 373 out of 398 to receive additional 1,000 Shares	1.70%
400,000	444	6,000 Shares plus 330 out of 444 to receive additional 1,000 Shares	1.69%
450,000	268	7,000 Shares plus 145 out of 268 to receive additional 1,000 Shares	1.68%
500,000	1,533	8,000 Shares plus 506 out of 1,533 to receive additional 1,000 Shares	1.67%
600,000	461	9,000 Shares plus 431 out of 461 to receive additional 1,000 Shares	1.66%
700,000	284	11,000 Shares plus 148 out of 284 to receive additional 1,000 Shares	1.65%
800,000	452	13,000 Shares plus 48 out of 452 to receive additional 1,000 Shares	1.64%
900,000	160	14,000 Shares plus 107 out of 160 to receive additional 1,000 Shares	1.63%
1,000,000	1,508	16,000 Shares plus 302 out of 1,508 to receive additional 1,000 Shares	1.62%
	386,418		

No. of shares applied for	No. of valid applications	Basis of allotment/ballot	Approximate percentage allotted of the total no. of shares applied for
Pool B			
1,500,000	1,264	24,000 Shares plus 251 out of 1,264 to receive additional 1,000 Shares	1.61%
2,000,000	588	32,000 Shares plus 156 out of 588 to receive additional 1,000 Shares	1.61%
2,500,000	370	40,000 Shares plus 122 out of 370 to receive additional 1,000 Shares	1.61%
3,000,000	319	48,000 Shares plus 127 out of 319 to receive additional 1,000 Shares	1.61%
3,500,000	109	56,000 Shares plus 51 out of 109 to receive additional 1,000 Shares	1.61%
4,000,000	137	64,000 Shares plus 73 out of 137 to receive additional 1,000 Shares	1.61%
4,500,000	66	72,000 Shares plus 39 out of 66 to receive additional 1,000 Shares	1.61%
5,000,000	301	80,000 Shares plus 199 out of 301 to receive additional 1,000 Shares	1.61%
6,000,000	126	96,000 Shares plus 100 out of 126 to receive additional 1,000 Shares	1.61%
7,000,000	82	112,000 Shares plus 76 out of 82 to receive additional 1,000 Shares	1.61%
8,000,000	83	129,000 Shares plus 5 out of 83 to receive additional 1,000 Shares	1.61%
9,000,000	24	145,000 Shares plus 5 out of 24 to receive additional 1,000 Shares	1.61%
10,000,000	193	161,000 Shares plus 63 out of 193 to receive additional 1,000 Shares	1.61%
15,000,000	88	241,000 Shares plus 87 out of 88 to receive additional 1,000 Shares	1.61%
20,000,000	57	322,000 Shares plus 37 out of 57 to receive additional 1,000 Shares	1.61%
25,000,000	68	403,000 Shares plus 21 out of 68 to receive additional 1,000 Shares	1.61%
30,000,000	17	484,000 Shares	1.61%
35,000,000	8	564,000 Shares plus 5 out of 8 to receive additional 1,000 Shares	1.61%
40,000,000	6	645,000 Shares plus 2 out of 6 to receive additional 1,000 Shares	1.61%
45,000,000	6	726,000 Shares	1.61%
50,000,000	14	806,000 Shares plus 9 out of 14 to receive additional 1,000 Shares	1.61%
60,000,000	2	968,000 Shares	1.61%
70,000,000	1	1,129,000 Shares	1.61%
81,160,000	24	1,309,000 Shares plus 5 out of 24 to receive additional 1,000 Shares	1.61%
	3,953		

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Unless otherwise defined in this announcement, terms defined in the prospectus dated 6 December 2006 (the "Prospectus") issued by China Coal Energy Company Limited (the "Company") have the same meanings when used in this announcement.



中煤

CHINA COAL ENERGY COMPANY LIMITED*

中國中煤能源股份有限公司

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1898)

RECEIVED 2007 MAR 13 A 11

EXERCISE OF OVER-ALLOTMENT OPTION

The Company announces that the Over-allotment Option described in the Prospectus was exercised in full by China International Capital Corporation Limited, Citigroup Global Markets Asia Limited and Morgan Stanley Dean Witter Asia Limited, as Joint Global Coordinators, on behalf of the International Underwriters, on Wednesday, 20 December 2006 in respect of an aggregate of 486,956,000 H Shares, representing approximately 15% of the Offer Shares initially available under the Global Offering. The Over-allotment Shares will be issued and allotted by the Company at HK$4.05 per H Share (exclusive of brokerage of 1%, SFC transaction levy of 0.004% and Hong Kong Stock Exchange trading fee of 0.005%), being the Offer Price per H Share under the Global Offering.

In accordance with relevant PRC regulations regarding disposal of State-owned shares, our State-owned shareholder, ChinaCoal Group, is required to transfer to NSSF 48,696,000 Domestic Shares, representing 10% of the number of H Shares issued by the Company pursuant to the exercise of the Over-allotment Option. The 48,696,000 Domestic Shares transferred by ChinaCoal Group to NSSF will be converted into H Shares on a one-for-one basis. Neither ChinaCoal Group nor the Company will receive any proceeds from the transfer of such Shares by ChinaCoal Group to NSSF or any subsequent disposal of such H Shares by NSSF.

The Company announces that the Over-allotment Option described in the Prospectus was exercised in full by China International Capital Corporation Limited, Citigroup Global Markets Asia Limited and Morgan Stanley Dean Witter Asia Limited, as Joint Global Coordinators, on behalf of the International Underwriters, on Wednesday, 20 December 2006 in respect of an aggregate of 486,956,000 H Shares (the "Over-allotment Shares"), representing approximately 15% of the Offer Shares initially available under the Global Offering.

In accordance with relevant PRC regulations regarding disposal of State-owned shares, our State-owned shareholder, China National Coal Group Corporation "ChinaCoal Group"), is required to transfer to NSSF 48,696,000 Domestic Shares, representing 10% of the number of H Shares issued by the Company pursuant to the exercise of the Over-allotment Option. The 48,696,000 Domestic Shares transferred by ChinaCoal Group to NSSF will be converted into H Shares on a one-for-one basis (the "Conversion"). Neither ChinaCoal Group nor the Company will receive any proceeds from the transfer of such Shares by ChinaCoal Group to NSSF or any subsequent disposal of such H Shares by NSSF. It is expected that the Conversion will be completed by Friday, 29 December 2006 after the completion of the registration of the H Shares.

The Over-allotment Shares will be issued and allotted by the Company at HK$4.05 per H Share (exclusive of brokerage of 1%, SFC transaction levy of 0.004% and Hong Kong Stock Exchange trading fee of 0.005%), being the Offer Price per H Share under the Global Offering. The Over-allotment Shares will be used solely to cover over-allocations in the International Offering.

Immediately after the issuance and allotment of the Over-allotment Shares, approximately 35.0% of the issued share capital of the Company will be held in public hands.

Listing of, and permission to deal in, the Over-allotment Shares and the H Shares to be held by NSSF upon completion of the Conversion (the "Converted H Shares") have already been granted by the Listing Committee of the Hong Kong Stock Exchange. Listing of, and dealings in, the Over-allotment Shares and the Converted H Shares are expected to commence on the Main Board of the Hong Kong Stock Exchange at 9:30 a.m. on Friday, 29 December 2006.

The shareholding structure of the Company immediately before and immediately after the issue and allotment by the Company of the Over-allotment Shares and the completion of the Conversion (assuming that NSSF has not disposed of any of its H Shares in the meantime) is as follows:

	Immediately before the issue of the Over-allotment Shares		Immediately after the issue of the Over-allotment Shares and the completion of the Conversion	
	Number of Shares	Approximate percentage of the Company's issued share capital	Number of Shares	Approximate percentage of the Company's issued share capital
Domestic Shares held by ChinaCoal Group	7,675,363,000	68.25%	7,626,667,000	65.00%
H Shares held by NSSF	324,637,000	2.88%	373,333,000	3.18%
H Shares held by other Shareholders	3,246,374,000	28.87%	3,733,330,000	31.82%
Total number of Shares	11,246,374,000	100%	11,733,330,000	100%

The net proceeds of approximately HK$1,903 million from the issue of the Over-allotment Shares pursuant to the exercise of the Over-allotment Option by the Company will be used by the Company for the same purposes as set out in the section headed "Future Plans and Use of Proceeds" in the Prospectus.

By order of the Board
JING Tianliang
Chairman

Beijing, the PRC, 20 December 2006

As at the date of this announcement, the Directors are JING Tianliang, ZHANG Baoshan, YANG Lieke, PENG Yi, GAO Shangquan#, ZHANG Ke#, PENG Ru Chuan#, WU Rongkang# and LI Yanmeng#.*

** Non-executive Director*
 # Independent non-executive Directors
** For identification only*

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

*Unless otherwise defined herein, terms used in this announcement shall have the same meanings as those defined in the prospectus dated 6 December 2006 (the "**Prospectus**") issued by China Coal Energy Company Limited (the "**Company**").*

RECEIVED
2007 MAR 13 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE



中煤

CHINA COAL ENERGY COMPANY LIMITED*

中國中煤能源股份有限公司

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1898)

STABILIZING ACTIONS AND END OF STABILIZING PERIOD

The Company announces that the stabilizing period in connection with the Global Offering ended on 10 January 2007. Save for the over-allocations made in the International Offering and the exercise in full of the Over-allotment Option in the Global Offering in respect of 486,956,000 H Shares solely to cover over-allocations in the International Offering, no other stabilizing action was taken during the stabilizing period.

The Company makes this announcement pursuant to Section 9(2) of the Securities and Futures (Price Stabilizing) Rules (Cap. 571W of the Laws of Hong Kong) and announces that the stabilizing period in connection with the Global Offering ended on 10 January 2007.

The only stabilizing actions undertaken during the stabilizing period were over-allocations made in the International Offering and the exercise in full by the Joint Global Coordinators on behalf of the International Underwriters on 20 December 2006 of the Over-allotment Option in relation to the Global Offering referred to in the Prospectus in respect of an aggregate of 486,956,000 additional H Shares (the "**Over-allotment Shares**") solely to

cover over-allocations in the International Offering. Pursuant to the exercise of the Over-allotment Option, the Company issued and allotted the Over-allotment Shares at HK$4.05 per H Share (exclusive of brokerage fee of 1%, SFC transaction levy of 0.004% and Hong Kong Stock Exchange trading fee of 0.005%), being the offer price per H Share under the Global Offering.

The details of the exercise of the Over-allotment Option are more particularly described in the Company's announcement dated 20 December 2006.

Save for the over-allocations made in the International Offering and the exercise in full of the Over-allotment Option in the Global Offering as stated above, no other stabilizing action was taken during the stabilizing period.

By order of the Board
JING Tianliang
Chairman

Beijing, the PRC, 10 January 2007

As at the date of this announcement, the directors are JING Tianliang, ZHANG Baoshan, YANG Lieke, PENG Yi, GAO Shangquan#, ZHANG Ke#, PENG Ru Chuan#, WU Rongkang# and LI Yanmeng#.*

* *Non-executive Director*
# *Independent non-executive Directors*
* *For indentification only.*

Please also refer to the published version of this announcement in the South China Morning Post.

中国中煤能源股份有限公司
CHINA COAL ENERGY COMPANY LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1898)

RECEIVED
2007 MAR 13 A 11:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Pursuant to the rules governing the disclosure of information of A Share listed companies, Shanghai Datun Energy Resources Co., Ltd (the "Company"), an A Share company listed on the Shanghai Stock Exchange and a subsidiary of China Coal Energy Company Limited, will publish an announcement regarding its preliminary results for the financial year ending 31 December 2006 on 2 February 2007 on the Shanghai Stock Exchange. The full text of such announcement is as follows:

Shanghai Datun Energy Resources Co., Ltd.
Preliminary Results for 2006

The Company, Mr. Liu Yuzhong, the Chairman and General Manager of the Company, Mr. Xu Zhiqian, the Chief Accountant, Ms. Ren Yanjie, the Director of Financial Department and all members of the board of directors of the Company confirm the truthfulness, accuracy and completeness of the contents of this announcement and accept responsibility for any untrue statement or misleading statement or material omission contained herein.

The 2006 financial data contained in this announcement has not been audited by auditors and there may be discrepancies between information in this announcement and the audited financial data. Investors should pay attention to the risk of investment.

1. MAJOR ACCOUNTING DATA *(UNIT: RMB MILLION YUAN)*

Major accounting data	2006	2005	Increase/decrease as compared with the corresponding period of last year *(%)*
Revenue from principal operations	**4,328.58**	3,715.68	**16.49**
Profit of principal operations	**1,167.97**	998.02	**17.03**
Total profits	**611.62**	538.18	**13.65**
Net profits	**464.16**	404.89	**14.64**

2. MAJOR FINANCIAL INDICATORS

Major financial indicators	2006	2005	Increase/decrease as compared with the corresponding period of last year *(%)*
Earnings per share *(RMB/share)*	**0.64**	1.01	**-36.63**
Rate of Return on Net Assets *(%)*	**19.04**	19.41	**Decreased by 0.37 percentage point**
Net assets per share *(RMB/share)*	**3.37**	5.20	**-35.19**

Note: In the above tables, earnings per share and net assets per share for 2006 are calculated based on the profit distribution in 2005 and 722,718,000 shares in the total share capital after the full implementation of the scheme of capitalizing the capital reserve fund into shares, and the earnings per share and net assets per share for 2005 are calculated based on the original share capital of 401,510,000 shares.

3. DOCUMENTS AVAILABLE FOR INSPECTION

Preliminary results signed and sealed by Mr. Liu Yuzhong, the Chairman and General Manager of the Company, Mr. Xu Zhiqian, the Chief Accountant and Ms. Ren Yanjie, the Director of Financial Department.

The Board of Directors of
Shanghai Datun Energy Resources Co., Ltd.
1 February 2007

By order of the Board of Directors of
China Coal Energy Company Limited
Joint Company Secretary
Zhou Dongzhou

1 February 2007
Beijing, the PRC

As at the date of this announcement, the Board of Directors of China Coal Energy Company Limited consists of Mr. Jing Tianliang, Mr. Yang Lieke and Mr. Peng Yi as executive directors, Mr. Zhang Baoshan as non-executive director, and Mr. Gao Shangquan, Mr. Zhang Ke, Mr. Peng Ru Chuan, Mr. Wu Rongkang and Mr. Li Yanmeng as independent non-executive directors.

* *For identification only*

Please also refer to the published version of this announcement in South China Morning Post / Hong Kong Economic Times.

C12 the legal opinion issued to Baker & McKenzie by Jia Yuan Law Firm, the PRC (for the purpose of this legal opinion, excluding Hong Kong SAR, Macau SAR and Taiwan) legal advisors to China Coal Energy Company Limited (the "Company"), confirming that:

1. The Articles of Association of the Company have specified all the requirements provided in the Mandatory Provisions for Articles of Association of Companies to be Listed Overseas and the Opinion Letter regarding Supplemental Amendments to the Articles of Association of Companies to be Listed in Hong Kong and there are no significant or material amendments or deletions with respect to such requirements provided in the afore-mentioned mandatory provisions and opinion letter.

2. The disclosures in relation to the Company Law of the People's Republic of China, Special Provisions of the State Council Concerning the Floatation and Listing Abroad of Stocks by Limited Stock Companies and other laws and regulations of the PRC are true and correct.

C13 the service contracts between the directors and China Coal Energy Company Limited (the "Company") relating to the terms of appointment of the directors referred to under "Our Directors' and Supervisors' Service Contracts" in Appendix X to the Prospectus.

- Service contract dated 29 November 2006 between KAO Shangquan, an Independent Non-Executive Director, and the Company.
- Service contract dated 29 November 2006 between JING Tianliang, a Executive Director, and the Company.
- Service contract dated 29 November 2006 between LI Yanmeng, an Independent Non-Executive Director, and the Company.
- Service contract dated 29 November 2006 between PENG Ru Chuan, an Independent Non-Executive Director, and the Company.
- Service contract dated 29 November 2006 between PENG Yi, a Executive Director, and the Company.
- Service contract dated 29 November 2006 between WU Rongkang, an Independent Non-Executive Director, and the Company.
- Service contract dated 29 November 2006 between YANG Lieke, a Executive Director, and the Company.
- Service contract dated 29 November 2006 between ZHANG Baoshan, a Non-Executive Director, and the Company.
- Service contract dated 29 November 2006 between ZHANG Ke, a Independent Non-Executive Director, and the Company.

According to the service contracts, the term of directorship for each director is three years, which is renewable upon re-election or new appointment.

RECEIVED
2007 MAR 13 A 11:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

This Appendix contains a summary of our Articles of Association. The principal objective is to provide potential investors with an overview of our Articles of Association. As the information contained below is a summary form, it does not contain all the information that may be important to potential investors. As stated in the paragraph headed "Documents Delivered to the Registrar of Companies and Available for Inspection" in Appendix XI, a copy of the Articles of Association is available for inspection.

Our Articles of Association and relevant amendments thereto were adopted or authorized by our shareholders in general shareholders' meetings in accordance with applicable laws and regulations, including the PRC Company Law, the Securities Law of the PRC, the Opinion Letter Regarding Supplementary Amendments to Articles of Association of Companies Limited by Shares Seeking Listing in Hong Kong, the Special Regulations, the Mandatory Provisions and the Hong Kong Listing Rules.

Directors and Other Officers

Power to Allot and Issue Shares

There is no provision in the Articles of Association empowering the Directors to allot and issue Shares.

To increase the capital of our Company, the Board is responsible for formulating proposals for approval at a shareholders' general meeting by way of special resolution. Any such increase must be conducted in accordance with the procedures stipulated by the relevant laws and administrative regulations.

Power to Dispose of the Assets of our Company or any Subsidiary

The Board is accountable to the shareholders' general meeting.

The Board shall not, without the prior approval or consent of shareholders' general meeting, dispose or agree to dispose of, any fixed assets of our Company where the anticipated value of the assets to be disposed, together with the value of any fixed assets of our Company that has been disposed in the period of four (4) months immediately preceding the proposed disposition, exceeds 33% of the value of our Company's fixed assets as shown in the last balance sheet placed before the shareholders' general meeting.

The validity of a disposition by our Company of fixed assets shall not be affected by the breach of the above paragraph.

For the purposes of the Articles of Association, a disposition of fixed assets includes an act involving the transfer of an interest in assets but does not include the provision of fixed assets as security.

The Board shall carry its duties in compliance with the laws, regulations, the Articles of Association and resolutions passed by the shareholders' general meetings.

Emoluments and Compensation or Payments for Loss of Office

Our Company shall, with the prior approval of shareholders' general meeting, enter into a contract in writing with each of the Directors or Supervisors wherein his or her emoluments are stipulated. The aforesaid emoluments include:

(1) emoluments in respect of his or her service as a Director, Supervisor or senior executive officer of our Company;

RECEIVED
2007 MAR 13

(2) emoluments in respect of his service as a Director, Supervisor or senior executive officer of any subsidiary of our Company;

(3) emoluments in respect of other service the management of our Company and any subsidiary of our Company;

(4) payment by way of compensation for loss of office, or as consideration for or in connection with his retirement from office.

Except under the contract entered into in accordance with the foregoing, no proceedings may be brought by a Director or Supervisor against our Company for any benefit due to him in respect of the above matters.

The contracts concerning the emoluments between our Company and its Directors or Supervisors should provide that, in the event of an acquisition of our Company, the Directors and Supervisors shall, subject to the prior approval of the shareholders' general meeting, have the right to receive compensation or other payment in respect of his loss of office or retirement. An "acquisition of our Company" referred to in this paragraph means either:

(1) an offer made by any person to all shareholders; or

(2) an offer made by any person with a view to the offeror becoming a "controlling shareholder" within the meaning set out in the Articles of Association (see the section headed "Rights of the Minorities in Relation to Fraud or Oppression" below).

If the relevant Director or Supervisor does not comply with the above, any sum so received by him shall belong to those persons who have sold their Shares as a result of the offer made. The expenses incurred in distributing such sum pro rata amongst those persons shall be borne by the relevant Director or Supervisor and not paid out of that sum.

Loans to Directors, Supervisors and Other Officers

Our Company shall not directly or indirectly make a loan to, or provide any guarantee in connection with the making of a loan to a Director, Supervisor, our President or other senior executive officer of our Company or of our Company's holding company or any of their respective associates. However, the following transactions are not subject to such prohibition:

- the provision by our Company of a loan or a guarantee of a loan to a company which is a subsidiary of our Company;
- the provision by our Company of a loan or a guarantee in connection with the making of a loan or any other funds to any of its Directors, Supervisors, our President and other senior executive officers for them to pay for expenditure incurred or to be incurred by him for the purposes of our Company or for the purpose of enabling him to perform his duties properly, in accordance with the terms of a service contract approved by the shareholders' general meeting; and
- Our Company may make a loan to or provide a guarantee in connection with the making of a loan to any of the relevant Directors, Supervisors, our President and other senior executive officers or their respective associates on normal commercial terms, provided that the ordinary course of business of our Company includes the lending of money or the giving of guarantees.

A loan made by our Company in breach of the above provisions shall be forthwith repayable by the recipient of the loan regardless of the terms of the loan.

A guarantee provided by our Company in breach of the above provisions shall be unenforceable against our Company, unless:

1. the guarantee was provided in connection with a loan to an associate of any of the Directors, Supervisors, our President and other senior executive officers of our Company or of our Company's holding company and at the time the loan was advanced the lender did not know the relevant circumstances; or

2. the collateral provided by our Company has been lawfully disposed of by the lender to a bona fide purchaser.

For these purposes:

(a) a guarantee includes an undertaking or property provided to secure the performance of obligations by the obligor; and

(b) a definition of an associate as referred to in sub-section headed "Duties" below applies, mutatis mutandis, to this provision.

Financial Assistance for the Acquisition of Shares in our Company or any Subsidiary

Subject to the exceptions in the Articles of Association, our Company and our subsidiaries shall not, by any means at any time, provide any kind of financial assistance (as defined below) to a person who is acquiring or is proposing to acquire shares of our Company. The said acquirer of shares of our Company includes a person who directly or indirectly incurs any obligations (as defined below) due to the acquisition of the shares. Our Company and our subsidiaries shall not, by any means at any time, provide financial assistance to the said acquirer as referred to above for the purpose of reducing or discharging the obligations assumed by that person.

The following activities shall not be deemed to be prohibited activities:

- the provision of financial assistance by our Company where the financial assistance is given in good faith in the interest of our Company, and the principal purpose in giving the financial assistance is not for the acquisition of shares in our Company, or the giving of the financial assistance is an incidental part of some larger purpose of our Company;

- the lawful distribution of our Company's assets by way of dividend in accordance with law;

- the allotment of bonus shares as dividends;

- a reduction of registered capital, a repurchase of shares of our Company or a reorganization of the share capital structure of our Company effected in accordance with these Articles of Association;

- the lending of money by our Company in the ordinary course of its business, where the lending of money is part of the scope of business of our Company (provided that the net assets of our Company are not thereby reduced or that, to the extent that the assets are thereby reduced, the financial assistance is provided out of distributable profits); and

- the provision of money by our Company for contributions to staff and workers' shares schemes (provided that the net assets of our Company are not thereby reduced or that, to the extent that the assets are thereby reduced, the financial assistance is provided out of distributable profits).

For these purposes:

(a) "financial assistance" includes (without limitation) the following meanings:

(1) gift;

(2) guarantee (including the assumption of liability by the guarantor or the provision of assets by the guarantor to secure the performance of obligations by the obligor), or compensation (other than compensation in respect of our Company's own default) or release or waiver of any rights;

(3) provision of loan or any other agreement under which the obligations of our Company are to be fulfilled before the obligations of another party, or a change in the parties to, or the novation of, or the assignment of rights arising under, such loan or agreement; or

(4) any other form of financial assistance given by our Company when our Company is unable to pay its debts or has no net assets or when its net assets would thereby be reduced to a material extent.

(b) "incurring an obligation" includes the incurring of obligations by the changing of the obligor's financial position by way of contract or the making of an arrangement (whether enforceable or not, and whether made on its own account or with any other persons), or by any other means.

Disclosure of Interests in Contracts with our Company or any of its Subsidiaries

Where a Director, Supervisor, our President or other senior executive officer of our Company is in any way, directly or indirectly, materially interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with our Company, (other than his contract of service with our Company), he shall declare the nature and extent of his interests to the Board at the earliest opportunity, whether or not the contract, transaction or arrangement or proposal therefor is otherwise subject to the approval of the Board under normal circumstances.

Unless the interested Director, Supervisor, President or other senior executive officer discloses his interests in accordance with the Articles of Association and the contract, transaction or arrangement is approved by the Board at a meeting in which the interested Director, Supervisor, President or other senior executive officer is not counted in the quorum and refrains from voting, a contract, transaction or arrangement in which that Director, Supervisor, our President or other senior executive officer is materially interested is voidable at the instance of our Company except as against a bona fide party thereto acting without notice of the breach of duty by the interested Director, Supervisor, our President or other senior executive officer.

For these purposes, a Director, Supervisor, our President or other senior executive officer of our Company is deemed to be interested in a contract, transaction or arrangement in which an associate of his/hers is interested.

Where a Director, Supervisor, our President or other senior executive officer of our Company gives to the Board a general notice in writing stating that, by reason of the facts specified in the notice, he is interested in contracts, transactions or arrangements of any description, which may subsequently be made by our Company, such notice shall be deemed for the purposes of this paragraph to be a sufficient declaration of his interests, so far as the content stated in such notice is concerned, provided that such general notice shall have been given before the date on which the question of entering into the relevant contract, transaction or arrangement is first taken into consideration on behalf of our Company.

Remuneration

The remuneration of Directors must be approved by the shareholders' general meeting, as referred to under the section headed "Emoluments, Compensation or Payments for Loss of Office" above.

Appointment, Removal and Retirement

The term of office of the chairman of the Board and the other Board members shall be three years. If the term of appointment of a Director expires and he is re-elected, the Director may be reappointed for consecutive terms.

Directors shall be elected and removed by the shareholders' general meeting. A written notice of the intention to propose a person for election as director and a notice in writing by that person indicating his acceptance of such election is required to be given to our Company not earlier than the date of notice but no later than 7 days before the day of meeting.

The Board shall consist of 9 Directors, of which 5 shall be independent non-executive Directors. The Board shall have one chairman and one vice-chairman. The chairman and vice-chairman shall be elected and removed by a majority of all of the Directors. A Director is not required to hold shares of our Company.

A person may not serve as a Director, Supervisor, our President and any other senior executive officer of our Company if any of the following circumstances apply:

- a person without legal or with restricted legal capacity;
- a person who has committed an offence of corruption, bribery, infringement of property, misappropriation of property or sabotaging the social economic order and has been punished because of committing such offence; or who has been deprived of his political rights, in each case where no more than five (5) years has elapsed since the date of the completion of implementation of such punishment or deprivation;
- a person who is a former director, factory manager or manager of a company or enterprise which has entered into insolvent liquidation because of mismanagement and he is personally liable for the insolvency of such company or enterprise, where no more than three (3) years has elapsed since the date of the completion of the insolvency and liquidation of such company or enterprise;
- a person who is a former legal representative of a company or enterprise which had its business license revoked due to a violation of the law and who incurred personal liability, where no more than three (3) years has elapsed since the date of the revocation of the business license;
- a person who has a relatively large amount of debts due and outstanding;
- a person who is under criminal investigation or prosecution by judicial organization for violation of the criminal law which investigation or prosecution is not yet concluded;
- a person who is not eligible for enterprise leadership according to laws and administrative regulations;
- a non-natural person;
- a person convicted of the contravention of provisions of relevant securities regulations by a relevant government authority, and such conviction involves a finding that he has acted

fraudulently or dishonestly, where less than five (5) years has elapsed since the date of the conviction; or

- a person who is a public servant.

There is no provision in our Articles of Association which imposes any age limit for Directors beyond which retirement as a Director is mandatory.

The validity of an act of a Director, our President or other senior executive officer on behalf of our Company is not, vis-à-vis a bona fide third party, affected by any irregularity in his office, election or any defect in his qualification.

Borrowing Powers

Subject to compliance with applicable laws and regulations of the PRC, our Company has the power to raise and borrow money, which power includes, without limitation, the issue of debentures, the charging or mortgaging of part or whole of our Company's business or properties and other rights permitted by PRC laws and administrative regulations. The Articles of Association do not contain any specific provision in respect of the manner in which borrowing powers may be exercised by the Directors nor do they contain any specific provision in respect of the manner in which such powers may be varied, other than: (a) provisions which give the Directors the power to formulate proposals for the issuance of debentures by our Company; and (b) provisions which provide that the issuance of debentures must be approved by the shareholders' general meeting by way of a special resolution.

Duties

In addition to obligations imposed by laws, administrative regulations or required by the stock exchanges on which Shares are listed, each of our Company's Directors, Supervisors, our President and other senior executive officers owes a duty to each shareholder, in the exercise of the functions and powers of our Company entrusted to him:

- not to cause our Company to exceed the scope of the business stipulated in its business license;
- to act honestly in the best interest of our Company;
- not to expropriate in any guise our Company's property, including (without limitation) usurpation of opportunities advantageous to our Company; and
- not to expropriate the individual rights of shareholders, including (without limitation) rights to distribution and voting rights, save pursuant to a restructuring of our Company submitted to shareholders' general meeting for approval in accordance with the Articles of Association.

Each of our Company's Directors, Supervisors, our President and other senior executive officers owes a duty, in the exercise of his powers and discharge of his duties, to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Each of our Company's Directors, Supervisors, our President and other senior executive officers shall exercise his powers or carry on his duties in accordance with the principle of fiduciary and shall not put himself in a position where his duty and his interest may conflict. This principle includes (without limitation) discharging the following obligations:

- to act honestly in the best interests of our Company;
- to exercise powers within the scope of his powers and not to exceed those powers;

- to exercise the discretion vested in him personally and not to allow himself to act under the control of another and, unless and to the extent permitted by laws, administrative regulations or with the informed consent of shareholders' general meeting, not to delegate the exercise of his discretion;
- to treat shareholders of the same class equally and to treat shareholders of different classes fairly;
- except in accordance with the Articles of Association or with the informed consent of shareholders' general meeting, not to enter into any contract, transaction or arrangement with our Company;
- without the informed consent of shareholders' general meeting, not to use our Company's property for his own benefit;
- not to exploit his position to accept bribes or other illegal income or expropriate our Company's property by any means, including (without limitation) opportunities advantageous to our Company;
- without the informed consent of shareholders' general meeting, not to accept commissions in connection with our Company's transactions;
- to abide by the Articles of Association, faithfully execute his official duties and protect our Company's interests, and not to exploit his position and power in our Company to advance his own private interests;
- not to compete with our Company in any form unless with the informed consent of shareholders' general meeting;
- not to misappropriate our Company's funds or lend such funds to others, not to open accounts in his own name or other names for the deposit of our Company's assets and not to provide a guarantee for debts of a shareholder of our Company or other individual(s) with our Company's assets; and
- unless otherwise permitted by informed shareholders' general meeting, to keep in confidence information acquired by him in the course of and during his tenure and not to use the information other than in furtherance of the interests of our Company, save that disclosure of such information to the court or other governmental authorities is permitted if: (i) disclosure is made under compulsion of law; (ii) the interests of the public require disclosure; (iii) the interests of the relevant Director, Supervisor, our President or other senior executive officer require disclosure.

Each Director, Supervisor, our President or other senior executive officer of our Company shall not cause the following persons or institutions ("associates") to do what he is prohibited from doing:

(1) the spouse or minor child of that Director, Supervisor, our President or other senior executive officer;

(2) a person acting in the capacity of trustee of that Director, Supervisor, our President or other senior executive officer or any person referred to in the preceding paragraph;

(3) a person acting in the capacity of partner of that Director, Supervisor, our President or other senior executive officer or any person referred to in paragraphs (1) and(2) above;

(4) a company in which that Director, Supervisor, our President or other senior executive officer, alone or jointly with one or more persons referred to in paragraphs (1), (2) and (3) above and

other Directors, Supervisors, our President and other senior executive officers have a de facto controlling interest; and

(5) the directors, supervisors, general manager and other senior executive officers of the controlled company referred to in the preceding paragraph.

The fiduciary duties of the Directors, Supervisors, our President and other senior executive officers of our Company do not necessarily cease with the termination of their tenure. The duty of confidence in relation to trade secrets of our Company survives the termination of their tenure. Other duties may continue for such period as fairness may require depending on the time lapse between the termination and the act concerned and the circumstances under which the relationships between them and our Company are terminated.

In addition to any rights and remedies provided by the laws and administrative regulations, where a Director, Supervisor, President or other senior executive officer of our Company is in breach of his duties to our Company, our Company has a right to:

- claim damages from the Director, Supervisor, our President or other senior executive officer in compensation for losses sustained by our Company as a result of such breach;
- rescind any contract or transaction entered into by our Company with the Director, Supervisor, our President or other senior executive officer or with a third party (where such third party knows or should know that there is such a breach of duties by such Director, Supervisor, our President or other senior executive officer);
- demand an account of the profits made by the Director, Supervisor, our President or other senior executive officer in breach of his duties;
- recover any funds received by the Director, Supervisor, our President or other senior executive officer that should have been received by our Company, including (without limitation) commissions;
- demand payment of the interest earned or which may have been earned by the Director, Supervisor, our President or other senior executive officer on the funds that should have been paid to our Company; and
- take legal actions to obtain judgment that our Company should own the properties earned by the Director, Supervisor, our President or other senior executive officer in breach of his duties.

Subject to the Articles of Association, a Director, Supervisor, our President or other senior executive officer of our Company may be relieved of liability for specific breaches of his duty by the informed consent of shareholders' general meeting.

Alterations to Constitutional Documents

Our Company may amend its Articles of Association in accordance with the requirements of law, administrative regulation and the Articles of Association.

Amendments to the Articles of Association involving the contents of the Mandatory Provisions shall become effective upon approvals by the companies approving department authorized by the State Council and securities authority of the State Council. If there is any change relating to the registered particulars of our Company, application shall be made for registration of the changes in accordance with law.

Variation of Rights of Existing Shares or Classes of Shares

Holders of Domestic Shares and holders of overseas listed foreign Shares of the Company shall be considered as different classes of shareholders.

Under the recently amended Company Law, all the existing Domestic Shares may not be transferred within a period of one year from the date of the Listing of H Shares on the Stock Exchange. Under the Articles of Association, it is provided that upon approval of the State Council or its authorized supervisory departments and subject to the requirements of the Stock Exchange, the Domestic Shares may be converted into H Shares.

Rights conferred on any class of shareholders in the capacity of shareholders ("class rights") may not be varied or abrogated unless approved by a special resolution of shareholders' general meeting and by holders of Shares of that class at a separate meeting conducted in accordance with the Articles of Association.

Upon the approval of the State Council or its authorized approving authority, the domestic ordinary shares of our Company may be totally or partially transferred or converted to foreign investment shares and become publicly tradable and listed on any overseas stock exchange. Unless the regulatory authorities of the place of listing requires otherwise, the transfer or conversion of the shares of our Company held by domestic shareholders to foreign investment shares and their listing on any overseas stock exchange will not require the approval of separate class meeting of our Company.

The following circumstances shall be deemed to be a variation or abrogation of the class rights of a class:

(1) to increase or decrease the number of Shares of such class, or to increase or decrease the number of Shares of a class having voting or equity rights or privilege equal or superior to those of the Shares of such class, except for where Shares of our Company held on our Domestic Share register may be transferred to overseas investors, and such transferred Shares may be listed or traded on an overseas stock exchange, subject to the approval of the securities authorities of the State Council;

(2) to effect an exchange of all or part of the Shares of such class into Shares of another class or to effect an exchange or create a right of exchange of all or part of the Shares of another class into the Shares of such class, except for where Shares of our Company held on our Domestic Share register may be transferred to overseas investors, and such transferred Shares may be listed or traded on an overseas stock exchange, subject to the approval of the securities authorities of the State Council;

(3) to remove or reduce rights to accrued dividends or rights to cumulative dividends attached to Shares of such class;

(4) to reduce or remove a dividend preference or a liquidation preference attached to Shares of such class;

(5) to add, remove or reduce conversion privileges, options, voting rights, transfer or pre-emptive rights, or rights to acquire securities of our Company attached to Shares of such class;

(6) to remove or reduce rights to receive payment payable by our Company in particular currencies attached to Shares of such class;

(7) to create a new class of Shares having voting or equity rights or privileges equal or superior to those of the Shares of such class;

(8) to restrict the transfer or ownership of the Shares of such class or add to such restriction;

(9) to allot and issue rights to subscribe for, or convert into, shares in our Company of such class or another class;

(10) to increase the rights or privileges of Shares of another class;

(11) to restructure our Company where the proposed restructuring will result in different classes of shareholders bearing a disproportionate burden of such proposed restructuring; and

(12) to vary or abrogate provisions in chapter 9 of the Articles of Association.

Shareholders of the affected class, whether or not otherwise having the right to vote at shareholders' general meetings, shall nevertheless have the right to vote at class meetings in respect of matters concerning paragraphs (2) to (8), (11) and (12) above, but interested shareholder(s) (as defined below) shall not be entitled to vote at class meetings.

Resolutions of a class of shareholders shall be passed by votes representing more than two-thirds of the voting rights of shareholders of that class represented at the relevant meeting who are entitled to vote at class meetings.

Written notice of a class meeting shall be given forty-five (45) days before the date of the class meeting to notify all of the shareholders in the share register of the class of the matters to be considered and the date and the place of the class meeting. A shareholder who intends to attend the class meeting shall deliver his written reply concerning attendance at the class meeting to our Company twenty (20) days before the date of the class meeting.

If the number of Shares carrying voting rights at the meeting represented by the shareholders who intend to attend the class meeting reaches one half or more of the voting Shares at the class meeting, our Company may hold the class meeting; if not, our Company shall within five (5) days notify the shareholders of the class, again by public notice, of the matters to be considered, the date and the place for the class meeting. Our Company may then hold the class meeting after publication of such notice.

Notice of class meetings need only be served on shareholders entitled to vote thereat.

Meetings of any class of shareholders shall be conducted in a manner as similar as possible to that of general meetings of shareholders. The provisions of the Articles of Association relating to the manner of conducting any shareholders' general meeting shall apply to any meeting of a class of shareholders. Holders of domestic-invested Shares and foreign-invested Shares are deemed to be shareholders of different classes.

The special procedures for voting at a class of shareholders shall not apply in the following circumstances:

(1) where our Company issues, upon the approval by a special resolution of its shareholders' general meeting, either separately or concurrently once every twelve months, not more than 20% of each of its existing issued domestic-invested Shares and overseas-listed foreign-invested Shares;

(2) where our Company's plan to issue domestic-invested Shares and overseas-listed foreign-invested Shares at the time of its establishment is carried out within fifteen (15) months from the date of approval of the securities authority of the State Council; or

(3) where upon the approval from the relevant State Council securities regulatory authority, the domestic shareholders of our company may transfer the domestic shares held thereby to overseas investors and such transferred shares may be listed or traded on an overseas stock exchange.

For the purposes of the class rights provisions of the Articles of Association, the meaning of "interested shareholder(s)" is:

(1) in the case of a repurchase of Shares by offers to all shareholders pro rata or public dealing on a stock exchange, a "controlling shareholder" within the meaning of the Articles of Association;

(2) in the case of a repurchase of Shares by an off-market contract, a holder of the Shares to which the proposed contract relates; and

(3) in the case of a restructuring of our Company, a shareholder within a class who bears less than a proportionate burden imposed on that class under the proposed restructuring or who has an interest in the proposed restructuring different from the interest of shareholders of that class.

Resolutions — Majority Required

Resolutions of shareholders' general meetings shall be divided into ordinary resolutions and special resolutions.

To adopt an ordinary resolution, votes representing one half or more of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed.

To adopt a special resolution, votes representing two-thirds or more of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed.

Voting Rights (generally, on a poll and right to demand a poll)

The ordinary shareholders of our Company have the right to attend or appoint a proxy to attend shareholders' general meetings and to vote thereat. A shareholder (including proxy) when voting at a shareholders' general meeting may exercise voting rights in accordance with the number of shares carrying the right to vote and each share shall have one vote. At any general meeting of shareholders a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

- by the chairman of the meeting;
- by at least two shareholders entitled to vote present in person or by proxy; or
- by one or more shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

Unless a poll be so demanded, a declaration by the chairman that a resolution has on a show of hands been carried, unanimously, or carried by, a particular majority, or lost, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution. The demand for a poll may be withdrawn by the person who makes such demand.

A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business, other than that upon which a poll has been demanded

may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded.

On a poll taken at a meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his votes in the same way.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to one additional vote.

Requirements for Annual General Meetings

The Board shall convene an annual shareholders' meeting once each year and within six (6) months from the close of the preceding financial year.

Accounts and Audit

Our Company shall establish its financial and accounting system in accordance with the laws, administrative regulations and PRC accounting standards formulated by the finance regulatory department of the State Council.

The Board shall place before the shareholders at every annual general meeting such financial reports as are required by any laws, administrative regulations or directives promulgated by competent regional and central governmental authorities to be prepared by our Company.

Our Company's financial reports shall be made available for shareholders' inspection at our Company twenty (20) days before the date of every shareholders' annual general meeting. Each shareholder shall be entitled to obtain a copy of the financial reports.

The financial statements of our Company shall, in addition to being prepared in accordance with PRC accounting standards and regulations, be prepared in accordance with either International Financial Reporting Standards, or that of the overseas place where our Company's shares are listed. If there is any material difference between the financial statements prepared respectively in accordance with the two accounting standards, such difference shall be stated in an appendix to the financial statements. When our Company is to distribute its profits, it is required to distribute dividends based on the lower of the Company's distributable reserves determined under the two accounting standards.

Any interim results or financial information published or disclosed by our Company must also be prepared and presented in accordance with PRC accounting standards and regulations, and also in accordance with either International Financial Reporting Standards or that of the overseas place where our Company's shares are listed.

Our Company shall publish its financial reports twice every fiscal year, that is, the interim financial report shall be published within sixty (60) days after the expiration of the first six (6) months of each fiscal year and the annual financial report shall be published within one hundred and twenty (120) days after the expiration of each fiscal year.

Notice of Meetings and Business to be Conducted thereat

The shareholders' general meeting is the organ of authority of our Company and shall exercise its functions and powers in accordance with law. Our Company shall not, without the prior approval of shareholders' general meeting, enter into any contract with any person other than a Director, Supervisor, our

President or other senior executive officer whereby the management and administration of the whole or any substantial part of the business of our Company is to be handed over to such person. Shareholders' general meetings are divided into annual general meetings and extraordinary general meetings. Shareholders' general meeting shall be convened by the Board. Under any of the following circumstances, the Board shall convene an extraordinary general meeting within two (2) months:

- when the number of Directors is less than the number of Directors required by the PRC Company Law or two-thirds of the number of Directors specified in the Articles of Association;
- when the unrecovered losses of our Company amount to one-third of the total amount of its share capital;
- when shareholder(s) holding 10% or more of our Company's issued and outstanding shares carrying voting rights request(s) the convening of an extraordinary general meeting;
- when deemed necessary by the Board or as requested by the supervisory committee; or
- when at least 2 independent Directors or one half or more of independent Directors request convening of an extraordinary general meeting.

When our Company convenes a shareholders' general meeting, written notice of the meeting shall be given forty-five (45) days before the date of the meeting to notify all of the shareholders in the share register of the matters to be considered and the date and the place of the meeting. A shareholder who intends to attend the meeting shall deliver his written reply concerning the attendance of the meeting to our Company twenty (20) days before the date of the meeting.

When our Company convenes a shareholders' annual general meeting, shareholders holding 3% or more of the total voting shares of our Company shall have the right to propose new motions in writing, and Our Company shall place matters in the proposed motions within the scope of functions and powers of the shareholders' general meeting on the agenda.

A shareholders' extraordinary general meeting shall not decide on those matters not stated in the notice of meeting.

Our Company shall, based on the written replies received twenty (20) days before the date of the shareholders' general meeting from the shareholders, calculate the number of voting shares represented by shareholders who intend to attend the meeting. If the number of voting shares represented by the shareholders who intend to attend the meeting reaches one half or more of our Company's total voting shares, our Company may hold the meeting. If not, then our Company shall within five (5) days notify the shareholders again by public notice of the matters to be considered, the place and the date for the meeting. Our Company may hold the meeting after the publication of such notice.

A notice of meeting of shareholders shall be required to:

- be in writing;
- specify the place, the day and the hour of the meeting;
- list out the share registration date of shareholders who are entitled to attend the meeting;
- state the matters to be discussed at the meeting;
- provide such information and explanations as are necessary for the shareholders to exercise an informed judgment on the proposals before them. Without limiting the generality of the foregoing,

where a proposal is made to amalgamate our Company with another, to repurchase shares, to reorganize the share capital or to restructure our Company in any other way, the terms of the proposed transaction must be provided in detail together with copies of the proposed agreement, if any, and the cause and effect of such proposal must be properly explained;

- contain a disclosure of the nature and extent, if any, of the material interests of any Director, Supervisor, our President or other senior executive officer in the transaction proposed and the effect of the proposed transaction on them in their capacity as shareholders in so far as it is different from the effect on the interests of the shareholders of the same class;
- contain the full text of any special resolution proposed to be voted at the meeting;
- contain conspicuously a statement that a shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him and that a proxy need not be a shareholder; and
- specify the time and place for lodging proxy forms for the relevant meeting.

Notice of shareholders' general meeting shall be served on the shareholders (whether or not entitled to vote at the meeting), by delivery or prepaid mail to their addresses as shown in the register of shareholders. For the holders of Domestic Shares, notice of the meetings may be issued by way of public notice.

The public notice shall be published in one or more newspapers designated by the securities governing authority of the State Council within the interval between forty-five (45) days and fifty (50) days before the date of the meeting. After the publication of such notice, the holders of domestic invested Shares shall be deemed to have received the notice of the relevant shareholders' general meeting. The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

The following matters shall be resolved by an ordinary resolution at a shareholders' general meeting:

- work reports of the Board and the supervisory committee;
- plans formulated by the Board for the distribution of profits and for making up losses;
- appointment and removal of the members of the Board and members of the supervisory committee, their remuneration and method of payment;
- annual preliminary and final budgets, balance sheets and profit and loss accounts and other financial statements of our Company; and
- matters other than those required by the laws and administrative regulations or by the Articles of Association to be adopted by special resolution.

The following matters shall be resolved by a special resolution at a shareholders' general meeting:

- the increase or decrease of share capital and the issue of shares of any class, warrants and other similar securities;
- the repurchase of the Company's own Shares;
- the issue of debentures of our Company;
- the division, merger, change of the corporate form, dissolution, liquidation, material acquisition and sale in relation to our Company;

- amendments to the Articles of Association, and
- any other matters considered by the shareholders' general meeting, by way of an ordinary resolution, to be of a nature which may have a material impact on our Company and should be adopted by a special resolution.

Transfer of Shares

Subject to the approval of the securities authority of the State Council, Shares of our Company held on our Domestic Share register may be transferred to overseas investors, and such transferred Shares may be listed or traded on an overseas stock exchange. Any listing or trading of the transferred Shares on an overseas stock exchange shall also comply with the regulatory procedures, rules and requirements of such overseas stock exchange.

All the fully paid-up H Shares can be freely transferred in accordance with the Articles of Association. For H Shares listed on the Hong Kong Stock Exchange, unless the requirements stipulated in the Articles of Association are met, the Board may refuse to accept any transfer documents without giving any explanation for such refusal.

The alteration and rectification of each part of the share register shall be carried out in accordance with the laws of the place where the register is maintained.

No changes in the shareholders' register due to the transfer of shares may be made within thirty (30) days before the date of a shareholders' general meeting or within five (5) days before the record date for our Company's distribution of dividends.

Power of our Company to Purchase its Own Shares

In accordance with the provisions of the Articles of Association, our Company may reduce its registered share capital. Our Company may, with approval according to the procedures provided in the Articles of Association and subject to the approval of the relevant governing authority of the State, repurchase its issued shares under the following circumstances:

- cancellation of shares for the reduction of its capital;
- merging with another company that holds shares in our Company; and
- other circumstances permitted by laws and administrative regulations.

Our Company may, with the approval of the relevant State governing authority, repurchase its shares, conducting the repurchase in one of the following ways:

- making a pro rata general offer of repurchase to all of its shareholders;
- repurchase shares through public dealing on a stock exchange; or
- repurchase by an agreement.

Where our Company repurchases its shares by an off-market agreement, the prior sanction of shareholders shall be obtained in accordance with the Articles of Association. Our Company may release, vary or waive its rights under a contract so entered into by our Company with the prior approval of shareholders obtained in the same manner.

A contract to repurchase shares includes (without limitation) an agreement to become obliged to repurchase or an acquisition of the right to repurchase shares. Our Company shall not assign the contracts to repurchase shares and its rights under such contracts.

Shares repurchased in accordance with law by our Company shall be cancelled within the period prescribed by laws and administrative regulations, and our Company shall apply to the original companies registration authority for registration of the change of its registered shares capital. The amount of our Company's registered shares capital shall be reduced by the aggregate par value of those cancelled shares.

Unless our Company is in the course of liquidation, it must comply with the following provisions in relation to repurchase of its issued Shares:

- where our Company repurchases Shares of our Company at par value, payment shall be made out of book surplus distributable profits of our Company or out of proceeds of a fresh issue of Shares made for that purpose;

- where our Company repurchases Shares of our Company at a premium to its par value, payment up to the par value shall be made out of the book surplus distributable profits of our Company or out of the proceeds of a fresh issue of Shares made for that purpose.

Payment of the portion in excess of the par value shall be effected as follows: (i) if the Shares being repurchased were issued at par value, payment shall be made out of the book surplus distributable profits of our Company; or (ii) if the Shares being repurchased were issued at a premium to its par value, payment shall be made out of the book surplus distributable profits of our Company or out of the proceeds of a fresh issue of Shares made for that purpose, provided that the amount paid out of the proceed of the fresh issue shall not exceed the aggregate of premiums received by our Company on the issue of the Shares repurchased nor the current amount of our Company's share premium account (including the premiums on the fresh issue);

- payment by our Company in consideration of the following shall be made out of our Company's distributable profits: (i) acquisition of rights to repurchase Shares of our Company; (ii) variation of any contract to repurchase Shares of our Company; and (iii) release of any of our Company's obligations under any contract to repurchase Shares of our Company; and

- after our Company's registered share capital has been reduced by the total par value of the cancelled Shares in accordance with the relevant provisions, the amount deducted from the distributable profits of our Company for payment of the par value portion of the Shares repurchased shall be transferred to our Company's share premium account.

Power for Any Subsidiary of Our Company to Own Shares in our Company

There are no provisions in the Articles of Association preventing ownership of Shares in our Company by a subsidiary.

Dividends and Other Methods of Profit Distribution

Our Company may distribute dividends in the following manner:

- cash; or

- Stock.

Dividends or other payments declared by our Company to be payable to holders of domestic invested shares shall be declared and calculated in Renminbi, and paid in Renminbi. Those payable to holders of foreign-invested Shares shall be declared and calculated in Renminbi, and paid in foreign currency.

Our Company shall appoint receiving agents on behalf of holders of the H Shares to receive on behalf of such shareholders dividends declared and all other monies owing by our Company in respect of their H Shares. The receiving agents appointed on behalf of holders of the H Shares shall be a company registered as a trust company under the Trustee Ordinance of Hong Kong.

Any dividend declared and payable to holders of H Shares but unclaimed after a period of six (6) years from the date it became due for payment shall be forfeited and shall revert to our Company.

Proxies

Any shareholder entitled to attend and vote at a meeting of our Company shall be entitled to appoint one or more other persons (whether a shareholder or not) as his proxy to attend and vote on his behalf, and a proxy so appointed shall:

- have the same right as the shareholder to speak at the meeting;
- have authority to demand or join in demanding a poll; and
- have the right to vote by hand or on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

The instrument appointing a proxy shall be in writing signed by the shareholder or signed by the shareholder's agent duly authorized in writing, or if the shareholder is a legal entity, either sealed by the shareholder or signed by a director or agent duly authorized. The instrument appointing a voting proxy and, if such instrument is signed by a person under a power of attorney or other authority on behalf of the appointer, a notary certified copy of that power of attorney or other authority, shall be deposited at the residence of our Company or at such other place as is specified for that purpose in the notice convening the meeting, not less than twenty-four (24) hours before the time for holding the meeting at which the proxy proposes to vote or the time appointed for the passing of the resolution.

If the appointer is a legal entity, its legal representative or such person as is authorized by resolution of its board of directors or other governing body to act as its representative may attend at any meeting of shareholders of our Company as a representative of the appointer.

Any form issued to a shareholder by the Board for use by him for appointing a proxy to attend and vote at a meeting of our Company shall be such as to enable the shareholder according to his intention, to instruct the proxy to vote in favor of or against each resolution dealing with business to be transacted at the meeting. Such a form shall contain a statement that in the absence of instructions by the shareholder the proxy may vote as he thinks fit.

A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or loss of capacity of the appointer or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the shares in respect of which the proxy is given, provided that no notice in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by our Company before the commencement of the meeting at which proxy is used.

Calls on Shares and Forfeiture of Shares

There are no provisions in the Articles of Association relating to the making of calls on Shares or for the forfeiture of Shares.

Rights of Shareholders (including inspection of register)

The ordinary shareholders of our Company shall enjoy the following rights:

- the right to dividends and other distributions in proportion to the number of Shares held;
- the right to attend or appoint a proxy to attend shareholders' general meetings and to vote thereat;
- the right of supervisory management over our Company's business operations, and the rights to present proposals or to raise enquires;
- the right to transfer shares in accordance with laws, administrative regulations and provisions of the Articles of Association;
- the right to obtain relevant information in accordance with the provisions of the Articles of Association, including: (i) the right to obtain a copy of the Articles of Association, subject to payment of the cost of such copy; (ii) the right to inspect and copy, subject to payment of a reasonable charge: (a) all parts of the register of shareholders; (b) personal particulars of each of our Directors, Supervisors, President and other senior executive officers as follows: (1) present name and alias and any former name and alias; (2) principal address (residence); (3) nationality; (4) primary and all other part-time occupations; and (5) identification document and its number; (c) report on the state of our Company's share capital; (d) reports showing the number, aggregate par value, quantity, maximum and minimum price paid in respect of each class of Shares repurchased by our Company since the end of the last accounting year and the aggregate amount incurred by our Company for this purpose; and (e) minutes of shareholders' general meetings;
- in the event of the termination or liquidation of our Company, to participate in the distribution of remaining assets of our Company in accordance with the number of Shares held; and
- other rights conferred by laws, administrative regulations and the Articles of Association.

Quorum for Meetings and Separate Class Meetings

Our Company may convene a shareholders' general meeting where the number of voting Shares represented by those shareholders from whom our Company has received, twenty (20) days before the meeting, notices of intention to attend the meeting reaches one half or more of our Company's voting Shares; or, if that number is not reached, our Company shall within five (5) days notify the shareholders again of the matters proposed to be considered at the meeting, the date and the place of the meeting by way of public announcement. After such public announcement, our Company may hold the shareholders' general meeting.

Our Company may convene a class meeting where the number of voting Shares represented by those shareholders from whom our Company has received, twenty (20) days before the meeting, notices of intention to attend the meeting reaches one half or more of the total number of voting Shares of that class; or, if that number is not reached, our Company shall within five (5) days notify the shareholders again of the matters proposed to be considered at the meeting, the date and the place of the meeting by way of public announcement. After such public announcement, our Company may hold the class meeting.

Rights of the Minorities in Relation to Fraud or Oppression

In addition to obligations imposed by laws, administrative regulations or required by the stock exchange on which Shares of our Company are listed, a controlling shareholder shall not exercise his voting rights in respect of the following matters in a manner prejudicial to the interests of the shareholders generally or of some part of the shareholders of our Company:

- to relieve a Director or Supervisor of his duty to act honestly in the best interests of our Company;
- to approve the expropriation by a Director or Supervisor (for his own benefit or for the benefit of another person), in any guise, of our Company's assets, including (without limitation) opportunities beneficial to our Company; or
- to approve the expropriation by a Director or Supervisor (for his own benefit or for the benefit of another person) of the individual rights of other shareholders, including (without limitation) rights to distributions and voting rights save pursuant to a restructuring submitted to shareholders for approval in accordance with the Articles of Association.

For these purposes, a "controlling shareholder" means a person who satisfies any one of the following conditions:

- he alone, or acting in concert with others, has the power to elect half or more of the Board of Directors;
- he alone, or acting in concert with others, has the power to exercise or to control the exercise of 30% or more of the voting rights in our Company;
- he alone, or acting in concert with others, holds 30% or more of the issued and outstanding shares of our Company; or
- he alone, or acting in concert with others, in any other manner controls our Company in fact.

See also the Section headed "Variation of Rights of Existing Shares or Classes of Shares" above.

Procedures on Liquidation

Our Company shall be dissolved and liquidated upon the occurrence of any of the following events:

- a resolution for dissolution is passed by shareholders' general meeting;
- dissolution is necessary due to a merger or division of our Company;
- our Company is legally declared bankrupt due to its failure to repay debts due; or
- our Company is ordered to close down because of its violation of laws and administrative regulations.

Where the Board proposes to liquidate our Company due to causes other than the declaration of insolvency, the Board shall include a statement in its notice convening a shareholders' general meeting to consider the proposal to the effect that, after making full inquiry into the affairs of our Company, the Board is of the opinion that our Company will be able to pay its debts in full within twelve (12) months from the commencement of the liquidation.

Upon the passing of the resolution by the shareholders' general meeting for the liquidation of our Company, all functions and powers of the Board shall cease.

The liquidation committee shall act in accordance with the instructions of the shareholders' general meeting to make a report at least once every year to the shareholders' general meeting on the committee's receipts and payments, the business of our Company and the progress of the liquidation and to present a final report to the shareholders' general meeting on completion of the liquidation.

Other Provisions Material to our Company and our Shareholders

General Provisions

Our Company is a joint stock limited company in perpetual existence.

The Articles of Association constitute a legally binding document regulating our Company's organization and activities, and the rights and obligations between our Company and each shareholder and among the shareholders inter se.

Our Company may invest in other enterprises.

Our Company's liabilities to an investee company shall be limited to the amount of its capital contribution to such investee company.

Our Company may, based on its requirements for operation and development and in accordance with the relevant provisions of the Articles of Association, approve an increase of capital.

Our Company may increase its capital in the following ways:

- offering new shares to non-specialty-designated investors for subscription;
- placing new shares to its existing shareholders;
- distributing new shares to its existing shareholders by way of bonus issues; and
- any other way permitted by law and administrative regulations.

Our Company's increase of capital by issuing new shares shall, after being approved in accordance with the provisions of the Articles of Association, be conducted in accordance with the procedures stipulated by relevant laws and administrative regulations.

Unless otherwise provided by law or administrative regulation, shares in our Company are freely transferable and are not subject to any lien.

When our Company reduces its registered share capital, it must draw up a balance sheet and an inventory of assets. Our Company shall notify its creditors within ten (10) days of the date of our Company's resolution for reduction of share capital and shall publish a notice in a newspaper within thirty (30) days of the date of such resolution. A creditor has the right within thirty (30) days of receiving the notice from our Company or, in the case of a creditor who does not receive the notice, within forty-five (45) days of the date of the first public notice, to demand our Company to repay its debts or provide a corresponding guarantee for such debt. Our Company's registered capital after reduction shall not be less than the statutory minimum amount.

The ordinary shareholders of our Company shall assume the following obligations:

- to abide by the Articles of Association;
- to pay subscription funds according to the number of shares subscribed and the method of subscription; and

- other obligations imposed by laws, administrative regulations and the Articles of Association.

Shareholders are not liable to make any further contribution to the share capital other than as agreed by the subscriber of the relevant shares on subscription.

Board

The Board is responsible to the shareholders' general meeting and exercises the following powers:

(1) to be responsible for convening shareholders' general meetings and to report on its work to the shareholders' general meeting;

(2) to implement the resolutions of the shareholders' general meetings;

(3) to decide on our Company's business plans and investment plans;

(4) to formulate our Company's annual financial budget and final report;

(5) to formulate our Company's profit distribution plan and loss recovery plan;

(6) to formulate proposals for the increases or decrease of our Company's registered capital and the issue of corporate debentures;

(7) to formulate the plans for merger, division, change of form or dissolution of our Company;

(8) to decide on the establishment of our Company's internal management structure;

(9) based on the recommendations of the chairman of the Board, to appoint or remove our Company's President, based on the recommendations of the President, to appoint or remove other senior executive officers and, to decide on their remuneration and award matters;

(10) to formulate our Company's basic management system;

(11) to formulate proposals for any amendment to the Articles of Association;

(12) to propose to the shareholders' general meetings the appointment or change of the accounting firm to conduct auditing of our Company;

(13) to review and approve the proportional change to our Company's affiliates' shareholding in PRC listed companies as a result of a new or allotment offering by such listed companies;

(14) to review and approve the total or partial transfer of, or the creation of pledge or any third-party interest on, the shares held by our Company's affiliates in PRC listed companies;

(15) to review and approve the proposals to be voted on at the shareholders' general meeting of the PRC listed companies by our Company's affiliates according to the articles of association of such listed companies;

Except for the Board's resolutions in respect of the matters specified in the above paragraphs (6), (7) and (9), which shall be passed by two-thirds or more of the Directors, the Board resolutions in respect of all other matters may be passed by at least half of the Directors.

Meetings of the Board shall be held at least four times a year and convened by the chairman of the Board. Notice of the meeting shall be served on all of the Directors ten (10) days before the date of the meeting. In case of emergency and where three or more Directors, or the President of our Company so proposes, an extraordinary meeting of the Board may be held.

Meetings of the Board shall be held only if one half or more of the Directors are present. Each Director shall have one vote. Where the number of votes cast for and against a resolution are equal, the chairman of the Board shall have the deciding vote.

Supervisory Committee

Our Company shall have a supervisory committee. The Directors, our President and other senior executive officers, including but not limited to our Chief Financial Officer, shall not act concurrently as Supervisors. The supervisory committee shall be composed of 3 Supervisors. One of the members of the supervisory committee shall act as the chairman. The term of office of Supervisors shall be three years, renewable upon re-election and reappointment. The election or removal of the chairman of the supervisory committee shall be determined by two-thirds or more of the members of the supervisory committee. Decisions of the supervisory committee shall be made by the affirmative vote of two-thirds or more of the Supervisors.

The supervisory committee shall comprise 2 representatives of shareholders and 1 representative of staff and workers of our Company. The representatives of shareholders and independent supervisors shall be elected and removed by shareholders' general meeting; the representative of workers and staff of our Company shall be elected and removed by the workers and staff of our Company democratically thereby.

The supervisory committee shall be accountable to the shareholders' general meeting and exercise the following powers in accordance with law:

- to examine our Company's financial situation and, if necessary, to engage an accounting firm, in the name of our Company, for an independent audit on our Company's financial situation;
- to supervise the performance by the Directors, President, deputy President, Chief Financial Officer and the secretary of the Board of our Company of their duties, and propose to remove the aforesaid personnel for violation of the applicable laws, regulations, the Articles of Association or the resolutions of the shareholders' general meeting;
- to demand rectification from a Director, President, deputy President, Chief Financial Officer and the secretary of the Board when the acts of such persons are harmful to our Company's interest if necessary;
- to verify the financial information such as the financial report, business report and plans for distribution of profits to be submitted by the Board to the shareholders' general meetings and, should any queries arise, to engage, in the name of our Company, qualified accounting and auditing firms for a re-rectification on aforesaid information;
- to propose to convene an extraordinary shareholders' general meeting and to convene and preside over the shareholders' general meeting when the Board of our Company fails to perform the duties of convening and presiding over the shareholders' general meeting as stipulated in Company Law;
- to represent our Company in communication with Directors or institute proceedings against the Directors, President, deputy President, Chief Financial Officer or Board Secretary;
- to make proposals to the shareholders' general meeting; and
- to exercise other powers specified in the Articles of Association.

Members of the supervisory committee shall be present at meetings of the Board.

President of our Company

Our Company shall have one President, who shall be appointed and dismissed by the Board.

Our President shall be accountable to the Board and exercise the following powers:

- to be in charge of our Company's operation and management and to organize the implementation of the resolutions of the Board;
- to organize the implementation of our Company's annual business plan and investment plan;
- to draft plans for the establishment of the internal organizational structure of our Company;
- to draft our Company's basic management system;
- to formulate basic rules and regulations for our Company;
- to propose the appointment or dismissal of our deputy President and Chief Financial Officer;
- appoint or dismiss management personnel other than those required to be appointed or dismissed by the Board; and
- to exercise other powers conferred by the Articles of Association and the Board.

Our President shall be present at meetings of the Board. However, the President shall have no voting rights at the meetings unless he is also a director. Our President, in performing their functions and powers, shall act honestly and diligently and in accordance with laws, regulations and the Articles of Association.

Chairman of the Board

The chairman of the Board shall exercise the following powers:

- to preside the shareholders' meeting, convene and preside the meetings of the Board;
- to inspect the implementation of the resolutions of the Board;
- to sign the securities issued by our Company; and
- to sign important documents of the Board and other documents which shall be signed by the legal representative;
- to exercise the power of legal representative;
- to exercise other powers authorized by the Board.

In case where the chairman of the Board cannot exercise the powers abovementioned, the chairman of the Board may designate such powers to the vice chairman of the Board.

Secretary of the Board

The secretary of the Board shall be a natural person who has the requisite professional knowledge and experience, and shall be appointed by the Board. His primary responsibilities include, without limitation:

- to ensure that our Company's documents and records are complete;
- to ensure the lawful preparation and submission by our Company of reports and documents as required by relevant authorities (including but not limited to the administration of industry and commerce);

- to ensure that the register of shareholders is properly maintained, and to ensure that persons who are entitled to obtain our Company's records and documents can timely obtain the relevant records and documents;
- to be responsible for the organization and coordination of information disclosure;
- to be responsible for the confidentiality of information sensitive to share price and to formulate a feasible confidentiality system and confidentiality measures; and
- to exercise other duties and obligations imposed by law or by the supervisory authorities of the listing of our Company, and/or such duties and obligations as specified in the Articles of Association (including other powers authorized by the Board).

Accounts and Audit

- Appointment of auditors.

  Our Company shall appoint independent auditors who are qualified under the relevant regulations of the PRC to audit our Company's annual financial statements and review our Company's other financial reports.

  The auditors appointed by our Company shall hold office from the conclusion of the annual general meeting of shareholders at which the appointment is made until the conclusion of the next annual meeting of shareholders.

  Before the convening of the shareholders' general meeting, the Board may fill any casual vacancy in the office of the auditors, but while any such vacancy continues, the surviving or continuing firm, if any, may act.

  The shareholders' general meeting may, by ordinary resolution, remove an accounting firm before the expiration of its office, notwithstanding the stipulations in the contract between our Company and the firm, but without prejudice to the firm's right to claim, if any, for damages in respect of such removal.

  The remuneration of certified public accounting firm or the manner in which such firm is to be remunerated shall be determined by the shareholders' general meeting. The remuneration of a certified public accounting firm appointed by the Board shall be determined by the Board.

- Change and removal of accounting firm.

  Our Company's appointment of, removal of and non-reappointment of a certified public accounting firm shall be resolved by shareholders' general meetings.

  Where it is proposed that any resolution be passed at a shareholders' general meeting concerning the appointment of a certified public accounting firm, which is not an incumbent firm, to fill a casual vacancy in the office of the certified public accounting firm, reappointment of a retiring accounting firm which was appointed by the Board to fill a casual vacancy, or removal of the accounting firm before the expiration of its term of office, the following provisions shall apply:

  — A copy of the proposal shall be sent to the firm proposed to be appointed or proposing to leave its post or the firm which has left its post (leaving includes leaving by removal, resignation and retirement) before notice of meeting is given to the shareholders.

— If the firm leaving its post makes representations in writing and requests our Company to notify such representations to the shareholders, our Company shall (unless the representations are received too late): (i) in any notice of the resolution given to shareholders, state the fact of the representations having been made; and (ii) attach a copy of the representations to the notice and deliver it to the shareholders in the manner stipulated in the Articles of Association.

— If the firm's representations are not sent in accordance with the preceding paragraph, the relevant firm may require that the representations be read out at the shareholders' general meeting and may lodge further complaints.

— A certified public accounting firm which is leaving its post shall be entitled to attend: (i) the shareholders' general meeting at which its term of office would otherwise have expired; (ii) any shareholders' general meeting at which it is proposed to fill the vacancy caused by its removal; and (iii) any shareholders' general meeting convened on its resignation; and to receive all notices of, and other communications relating to, any such meetings, and to speak at any such meeting in relation to matters concerning its role as the former accounting firm of our Company.

- Resignation of accounting firm.

  Where the certified public accounting firm resigns its post, it shall make clear to the shareholders' general meeting whether there has been any impropriety on the part of our Company.

— Any certified public accounting firm may resign its office by depositing at our Company's legal residence a resignation notice which shall become effective on the date of such deposit or on such later date as may be stipulated in such notice. Such notice shall include the following:

(1) a statement to the effect that there are no circumstances connected with its resignation which it considers should be brought to the notice of the shareholders or creditors of our Company; or

(2) a statement of any such circumstances. Where a notice is deposited under the preceding paragraph, our Company shall within fourteen (14) days after receiving of such notice send a copy of the notice to the relevant governing authority. If the notice contains a statement under subparagraph (2) of the preceding paragraph, a copy of such statement shall be placed at our Company's registered office for shareholders' inspection. Our Company shall also send a copy of such statement by prepaid mail to every holder of H Shares at the address registered in the register of shareholders.

Where the accounting firm's notice of resignation contains a statement of any circumstances which should be brought to the notice of the shareholders or creditors of our Company, the certified public accounting firm may require the Board to convene a shareholders' extraordinary general meeting for the purpose of giving an explanation of the circumstances connected with its resignation.

Dispute Resolution

Whenever any disputes or claims arise between holders of the H Shares and our Company, holders of the H Shares and our Company's Directors, Supervisors, President or other senior executive officers, or

holders of the H Shares and holders of Domestic Shares, based on the Articles of Association or any rights or obligations conferred or imposed by the PRC Company Law or any other relevant laws and administrative regulations concerning the affairs of our Company, such disputes or claims shall be referred by the relevant parties to arbitration.

A claimant may elect arbitration at either the China International Economic and Trade Arbitration Commission in accordance with its rules or the Hong Kong International Arbitration Centre in accordance with its Securities Arbitration Rules. Once a claimant refers a dispute or claim to arbitration, the other party must submit to the arbitral body elected by the claimant.

If a claimant elects arbitration at Hong Kong International Arbitration Centre, any party to the dispute or claim may apply for a hearing to take place in Shenzhen in accordance with the Securities Arbitration Rules of the Hong Kong International Arbitration Centre.

If any disputes or claims of rights as provided in section 180.1 of Articles of Association, the Laws of Peoples' Republic of China shall apply, save as otherwise provided in laws and administrative regulations.

Where a dispute or claim of rights is referred to arbitration, the entire claim or dispute must be referred to arbitration, and all persons who have a cause of action based on the same facts giving rise to the dispute or claim or whose participation is necessary for the resolution of such dispute or claim, shall abide by the arbitration provided that such person is our Company or our Company's shareholder, Director, Supervisor, President or other senior executive officer. Disputes in relation to the identification of shareholders and disputes in relation to the share register need not be referred to arbitration.

The award of an arbitration body shall be final and conclusive and binding on all parties.

RECEIVED

中国中煤能源股份有限公司

章程

（修正案）

2006年8月23日经2006年第一次临时股东大会通过第一次修改；

2006年11月22日经2006年第三次临时股东大会通过第二次修改

2006年9月11日经国务院国有资产监督管理委员会批准

目录

章节	标题	页码
第一章	总则	1
第二章	经营宗旨和范围	2
第三章	股份、股份转让和注册资本	3
第四章	减资和购回股份	5
第五章	购买公司股份的财务资助	7
第六章	股票和股东名册	8
第七章	股东的权利和义务	13
第八章	股东大会	15
第九章	类别股东表决的特别程序	22
第十章	董事会	24
第十一章	公司董事会秘书	30
第十二章	公司总裁(经理)	31
第十三章	监事会	32
第十四章	公司董事、监事、总裁(经理)和其他高级管理人员的资格和义务	34
第十五章	财务会计制度与利润分配	40
第十六章	会计师事务所的聘任	43
第十七章	保险	45
第十八章	劳动制度	45
第十九章	工会组织	45
第二十章	公司的合并与分立	45
第二十一章	公司解散和清算	46
第二十二章	公司章程的修订程序	48
第二十三章	通知	48
第二十四章	争议的解决	48
第二十五章	附则	49

注：在本章程条款旁注中，**“必备条款”**指原国务院证券委与原国家体改委联合颁布的《到境外上市公司章程必备条款》；**“补充修改意见的函”**指中国证监会海外上市部与原国家体改委生产体制司联合颁布的《关于到香港上市公司对公司章程作补充修改的意见的函》(证监海函[1995]1号)；**“上市规则”**指《香港联合交易所有限公司证券上市规则》。

中国中煤能源股份有限公司

章程

第一章 总 则

第一条 为维护中国中煤能源股份有限公司（简称“公司”）、股东及债权人的合法权益，规范公司的组织和行为，根据《中华人民共和国公司法》（简称“《公司法》”）、《中华人民共和国证券法》（简称“《证券法》”）、《国务院关于股份有限公司境外募集股份及上市的特别规定》（简称“《特别规定》”）、《到境外上市公司章程必备条款》（简称“《必备条款》”）、《关于到香港上市公司对公司章程作补充修改意见的函》（简称“补充修改意见的函”）和其他有关规定，制定本章程。 上市规则附录 13D 第 1 节(a)

第二条 公司系依照《公司法》、《特别规定》以及中国其他有关法律、行政法规成立的股份有限公司。 必备条款 1

公司经国务院国有资产监督管理委员会国资改革[2006]1048号文批准，以独家发起方式设立；于 2006 年 8 月 22 日在国家工商行政管理总局注册登记，取得企业法人营业执照。公司的企业法人营业执照注册号码为：1000001004047。

公司的发起人为：中国中煤能源集团公司

第三条 公司中文名称：中国中煤能源股份有限公司 必备条款 2
公司注册英文名称：China Coal Energy Company Limited
公司中文简称：中煤能源股份
公司英文简称： China Coal Energy

第四条 公司住所：北京市朝阳区黄寺大街 1 号 必备条款 3
邮政编码：100011
电话：82256688 传真：82256251

第五条 董事长是公司的法定代表人。 必备条款 4

第六条 公司为永久存续的股份有限公司。 必备条款 5

公司是独立的企业法人，有独立的法人财产，享有法人财产权，依法享有民事权利，承担民事责任。

公司全部资本分为等额股份，公司股东对公司的权利和责任以其持有的股份份额为限，公司以其全部资产对公司的债务承担责任。

第七条 本章程由公司股东大会的特别决议通过，经国家有关部门批准并自公司上市之日起生效，取代公司原在工商行政管理机关登记的章程。 必备条款 6

自本章程生效之日起，本章程即成为规范公司的组织与行为、公司与股东之间、股东与股东之间权利义务的，具有法律约束力的文件。

第八条 本章程对公司及其股东、董事、监事、总裁(经理)和其他高级管理人员均有约束力；前述人员均可以依据本章程提出与公司事宜有关的权利主张。 必备条款 7

股东可以依据本章程起诉公司；公司可以依据本章程起诉股东；股东可以依据本章程起诉其他股东；公司股东可以依据本章程起诉公司的董事、监事、总裁(经理)和其他高级管理人员。

前款所称起诉，包括向法院提起诉讼或者向仲裁机构申请仲裁。

前款所称其他高级管理人员包括副总裁(经理)、首席财务官（财务负责人）和董事会秘书等。

第九条 公司根据业务发展需要，经有关政府机关批准，可在境外及香港、澳门特别行政区、台湾地区设立子公司或设立分公司、代表处、办事处等分支机构。

第十条 公司可以向其他企业投资，但是，除法律另有规定外，不得成为对所投资企业的债务承担连带责任的出资人。 必备条款 8

第二章 经营宗旨和范围

第十一条 公司的经营宗旨是：以能源为主导产业，遵守市场法则，充分利用每一份资源，依靠科技进步，重视人才培养，把公司建设成为具有世界一流价值创造力和可持续发展力的综合性能源公司，为社会、员工创造价值，实现股东利益最大化。 必备条款 9

第十二条 公司的经营范围以经公司审批部门批准并经工商行政管理机关核准的项目为准。 必备条款 10

公司的经营范围包括：许可经营项目为煤炭的批发经营；一

般经营项目为煤炭、铁路、港口、新能源项目的投资与管理；煤化工、煤焦化、煤层气、电力生产、电解铝生产和铝材加工的投资与管理、煤矿机械设备研发、制造与销售；工程设计、勘察、建设施工、招投标代理、咨询服务等；进出口业务；矿产品应用开发与经营；房地产开发经营与物业管理。

公司根据国内和国际市场需求、公司自身发展能力和业务需要，可依法变更经营范围。

在遵守中国法律、行政法规的前提下，公司拥有融资权，包括（但不限于）借款、发行公司股票、债券、抵押或质押公司全部或部分资产的所有权或使用权或中国法律、行政法规允许的其他权益，并依据相关法律法规和本章程的规定为第三方的债务提供担保。

第三章 股份、股份转让和注册资本

第十三条 公司在任何时候均设置普通股。公司根据需要，经国务院授权的公司审批部门批准，可以设置其他种类的股份。 必备条款 11

第十四条 公司的股份采取股票的形式。公司发行的股票，均为有面值股票，每股面值人民币一元。 必备条款 12

前款所称人民币，是指中华人民共和国的法定货币。

第十五条 经国务院证券主管机构批准，公司可以向境内投资人和境外投资人发行股票。 必备条款 13

前款所称境外投资人是指认购公司发行股份的外国和香港、澳门、台湾地区的投资人；境内投资人是指认购公司发行股份的，除前述地区以外的中华人民共和国境内的投资人。

第十六条 公司向境内投资人发行的以人民币认购的股份，称为内资股。公司向境外投资人发行的以外币认购的股份，称为外资股。外资股在境外上市的，称为境外上市外资股。 必备条款 14 上市规则附录 3 第 9 条

前款所称外币是指国家外汇主管部门认可的，可以用来向公司缴付股款的人民币以外的其他国家或地区的法定货币。

公司在香港上市的境外上市外资股，简称为 H 股。H 股指经批准后在香港联合交所有限公司（以下简称“香港联交所”）上市，以人民币标明股票面值，以港币认购及交易的股票。

经国务院证券监督管理机构批准，公司内资股股东可将其持

有的股份转让给境外投资人，并在境外上市交易。所转让的股份在境外证券交易所上市交易，还应当遵守境外证券市场的监管程序、规定和要求。所转让的股份在境外证券交易所上市交易的情形，不需要召开类别股东会表决。

第十七条 经公司审批部门批准，公司成立时向发起人发行普通股总数为 80 亿股，均由中国中煤能源集团公司认购和持有。 必备条款 15

第十八条 公司成立后，经国务院证券主管机构批准，公司可发行境外上市外资股 324,637.4 万股，公司国有股东将根据国家有关国有股减持的规定在发行境外上市外资股的同时把 32,463.74 万股国有股份转由全国社会保障基金理事会持有。视市场情况公司可超额配售发行最多 410,666.3 万股境外上市外资股；如超额配售权被行使，则公司国有股东将根据国家有关国有股减持的规定把最多 37,333.3 万股国有股份转由全国社会保障基金理事会持有。 必备条款 16

在上述境外上市外资股发行完成后，如不行使超额配售权，公司股本结构为：中国中煤能源集团公司持有 767,536.3 万股，占普通股总股本 68.25%；H 股股东持有 357,101.1 万股，占普通股总股本 31.75%。

如悉数行使超额配售权，公司股本结构为：中国中煤能源集团公司持有 762,666.7 万股，占普通股总股本 65%； H 股股东持有 410,666.3 万股，占普通股总股本 35%。

第十九条 经国务院证券主管机构批准的公司发行境外上市外资股和内资股的计划，公司董事会可以作出分别发行的实施安排。 必备条款 17

公司依照前款规定分别发行境外上市外资股和内资股的计划，可以自国务院证券主管机构批准之日起十五个月内分别实施。

第二十条 公司在发行计划确定的股份总数内，分别发行境外上市外资股和内资股的，应当分别一次募足；有特殊情况不能一次募足的，经国务院证券主管机构批准，也可以分次发行。 必备条款 18

第二十一条 在上述境外上市外资股份发行完成后，如超额配售权不被行使，公司的注册资本为 1,124,637.40 万元人民币；若实施超额配售权，公司的注册资本最多可达 1,173,333 万元。 必备条款 19

第二十二条 公司根据经营和发展的需要，可以按照本章程的有关规定批准增加资本。 必备条款 20

公司增加资本可以采取下列方式：

（一）向非特定投资人募集新股；

（二）向特定投资人和/或现有股东配售新股；

（三）向现有股东派送新股；

（四）以公积金转增股本；或

（五）法律、行政法规许可的其他方式及国务院证券主管部门批准的其他方式。

公司增资发行新股，按照本章程的规定批准后，根据国家有关法律、行政法规规定的程序办理。

增加或减少资本后，公司须向公司原工商行政管理机关办理变更登记并作出公告。

第二十三条 除法律、行政法规另有规定外，公司股份可以自由转让，并不附带任何留置权。 必备条款21 上市规则附录3第1（2）条

第四章 减资和购回股份

第二十四条 根据本章程的规定，公司可以减少其注册资本。公司减少注册资本，按照《公司法》以及其他有关规定和本章程规定的程序办理。 必备条款22

第二十五条 公司减少注册资本时，必须编制资产负债表及财产清单。 必备条款23

公司应当自作出减少注册资本决议之日起十日内通知债权人，并于三十日内在报纸上公告。债权人自接到通知书之日起三十日内，未接到通知书的自第一次公告之日起四十五日内，有权要求公司清偿债务或者提供相应的偿债担保。

公司减少资本后的注册资本，不得低于法定的最低限额。

第二十六条 公司在下列情况下，可以经本章程规定的程序通过，报国家有关主管机构批准，购回其发行在外的股份： 必备条款24

（一） 为减少公司注册资本而注销股份；

（二） 与持有本公司股票的其他公司合并；及

（三） 将股份奖励给本公司职工；

（四）股东因对股东大会作出的公司合并、分立决议持异议，要求公司收购其股份的；

（五）法律、行政法规许可的其他情况。

第二十七条 公司经国家有关主管机构批准购回股份，可以下列方式之一进行： 必备条款 25

（一） 向全体股东按照相同比例发出购回要约；
（二） 在证券交易所通过公开交易方式购回；或
（三） 在证券交易所外以协议方式购回。

第二十八条 公司在证券交易所外以协议方式购回股份时，应当事先经股东大会按本章程的规定批准。经股东大会以同一方式事先批准，公司可以解除或者改变经前述方式已订立的合同，或者放弃其合同中的任何权利。 必备条款 26

前款所称购回股份的合同，包括（但不限于）同意承担购回股份义务和取得购回股份权利的协议。

公司不得转让购回其股份的合同或者合同中规定的任何权利。

就公司有权购回可赎回股份而言，如非经市场或以招标方式购回，其价格不得超过某一最高价格限定，如以招标方式购回，则向全体股东一视同仁提出招标建议。 上市规则附录 3 第 8(1)，（2）条

第二十九条 公司按照第二十六条第（一）、（二）及（四）款的规定购回股份后，应当在法律、行政法规规定的期限内，注销该部分股份，并向原公司登记机关申请办理注册资本变更登记并做出相关公告。按照第二十六条第（三）款的规定购回股份后，应当在法律、行政法规规定的期限内转让给职工。 必备条款 27

被注销股份的票面总值应当从公司的注册资本中核减。

第三十条 除非公司已经进入清算阶段，公司购回其发行在外的股份，应当遵守下列规定： 必备条款 28

（一） 公司以面值价格购回股份的，其款项应当从公司的可分配利润帐面余额、为购回旧股而发行的新股所得中减除；

（二） 公司以高于面值价格购回股份的，相当于面值的部分从公司的可分配利润帐面余额、为购回旧股而发行的新股所得中减除；高出面值的部分，按照下述办法办理：

（1）购回的股份是以面值价格发行的，从公司的可分配利润帐面余额中减除；
（2）购回的股份是以高于面值的价格发行的，从公司的可分配利润帐面余额、为购回旧股而发行的新股所得中减除；但是从发行新股所得中减除的金额，不得超过购回的旧股发行时所得

的溢价总额，也不得超过购回时公司溢价帐户〔或资本公积金帐户〕上的金额（包括发行新股的溢价金额）；

（三） 公司为下列用途所支付的款项，应当从公司的可分配利润中支出：

（1）取得购回其股份的购回权；
（2）变更购回其股份的合同；
（3）解除其在购回合同中的义务。

（四）被注销股份的票面总值根据有关规定从公司的注册资本中核减后，从可分配的利润中减除的用于购回股份面值部分的金额，应当计入公司的溢价帐户〔或资本公积金帐户〕中。

第五章 购买公司股份的财务资助

第三十一条 公司或者其子公司在任何时候均不应当以任何方式，对购买或者拟购买公司股份的人提供任何财务资助。前述购买公司股份的人，包括因购买公司股份而直接或者间接承担义务的人。 必备条款 29

公司或者其子公司在任何时候均不应当以任何方式，为减少或者解除前述义务人的义务向其提供财务资助。

本条规定不适用于本章第 33 条所述的情形。

第三十二条 本章所称财务资助，包括（但不限于）下列方式： 必备条款 30

（一） 馈赠；

（二） 担保（包括由保证人承担责任或者提供财产以保证义务人履行义务）、补偿（但是不包括因公司本身的过错所引起的补偿）、解除或者放弃权利；

（三） 提供贷款或者订立由公司先于他方履行义务的合同，以及该贷款、合同当事方的变更和该贷款、合同中权利的转让等；及

（四）公司在无力偿还债务、没有净资产或者将会导致净资产大幅度减少的情形下，以任何其他方式提供的财务资助。

本章所称承担义务，包括义务人因订立合同或者作出安排（不论该合同或者安排是否可以强制执行，也不论是由其个人或者与任何其他人共同承担），或者以任何其他方式改变了其财务状况而承担的义务。

第三十三条 下列行为不视为本章第 31 条禁止的行为： 必备条款 31

（一）公司提供的有关财务资助是诚实地为了公司利益，并且该项财务资助的主要目的不是为购买本公司股份，或者该项财务资助是公司某项总计划中附带的一部分；

（二）公司依法以其财产作为股利进行分配；

（三）以股份的形式分配股利；

（四）依据本章程减少注册资本、购回股份、调整股权结构等；

（五）公司在其经营范围内，为其正常的业务活动提供贷款（但是不应当导致公司的净资产减少，或者即使构成了减少，但该项财务资助是从公司的可分配利润中支出的）；及

（六）公司为职工持股计划提供款项（但是不应当导致公司的净资产减少，或者即使构成了减少，但该项财务资助是从公司的可分配利润中支出的）。

第六章 股票和股东名册

第三十四条 公司股票采用记名式。 必备条款 32

公司股票应当载明的事项，除《公司法》和《特别规定》规定之外，还应当包括公司股票上市的证券交易所要求载明的其他事项。

在 H 股在香港联交所上市的期间，无论何时，公司必须确保其所有在香港联交所上市的证券的一切所有权文件（包括 H 股股票），载有以下声明：

（一） 股份购买人与公司及其每名股东，以及公司与每名股东，均协议遵守及符合《公司法》及其他有关法律、行政法规、及公司章程的规定。

（二） 股份购买人与公司的每名股东、董事、监事、总裁(经理)及其他高级管理人员同意，而代表公司本身及每名董事、监事、总裁(经理)及其他高级管理人员行事的公司亦与每名股东同意，将因公司章程而产生之一切争议及索赔，或因《公司法》及其他中国有关法律、行政法所规定的权利和义务发生的、与公司事务有关的争议或权利主张，须根据公司章程的规定提交仲裁解决，及任何提交的仲裁均须视为授权仲裁庭进行公开聆讯及公布其裁

决，该仲裁是终局裁决。

（三） 股份购买人与公司及其每名股东同意，公司的股份可由其持有人自由转让。

（四） 股份购买人授权公司代其与每名董事、总裁(经理)与其他高级管理人员订立合约，由该等董事、总裁(经理)及其他高级管理人员承诺遵守及履行公司章程规定的其对股东应尽之责任。

公司须指示及促使其股票过户登记处，拒绝以任何个别持有人的姓名登记其股份的认购、购买或转让，除非及直至该个别持有人向该股票过户登记处提交有关该等股份的签妥表格，而表格须包括上述声明。

上市规则附录 3 第 1(1)条
上市规则 19A.52

第三十五条 股票由董事长签署。公司股票上市的证券交易所要求公司其他高级管理人员签署的，还应当由其他有关高级管理人员签署。股票经加盖公司印章或者以印刷形式加盖印章后生效。在股票上加盖公司印章，应当有董事会的授权。公司董事长或者其他有关高级管理人员在股票上的签字也可以采取印刷形式。

必备条款 33
补充修改意见的函一
上市规则附录 3 第 2（1）条

第三十六条 公司应当设立股东名册，登记以下事项：

必备条款 34

（一）各股东的姓名（名称）、地址（住所）、职业或性质；
（二）各股东所持股份的类别及其数量；
（三）各股东所持股份已付或者应付的款项；
（四）各股东所持股份的编号；
（五）各股东登记为股东的日期；及
（六）各股东终止为股东的日期。

股东名册为证明股东持有公司股份的充分证据；但是有相反证据的除外。

在遵守公司章程及其他适用规定的前提下，公司股份一经转让，股份承认上的姓名（名称）将作为该等股份的持有人，列入股东名册内。

香港上市规则附录 3 第 1 (1)条

所有境外上市外资股的行为或转让将登记在根据公司章程第 37 条规定存放于上市地的境外上市外资股股东名册。

当两位或以上的人登记为任何股份之联名股东，他们应被视为有关股份的共同持有人，但必须受以下条款限制：

香港上市规则附录 3 第

1(3)条

（一） 公司不必为超过四名人士登记为任何股份的联名股东；

（二） 任何股份的所有联名股东须共同地及个别地承担支付有关股份所应付的所有金额的责任；

（三） 如联名股东其中之一逝世，只有联名股东中的其他尚存人士应被公司视为对有关股份享有所有权的人，但董事会有权就有关股东名册资料的更改而要求提供其认为恰当之有关股东的死亡证明文件；及

（四） 就任何股份之联名股东，只有在股东名册上排名首位之联名股东有权从公司收取有关股份的股票，收取公司的通知，在公司股东大会中出席或行使有关股份的全部表决权，而任何送达上述人士的通知应被视为已送达有关股份的所有联名股东。

第三十七条 公司可以依据国务院证券主管机构与境外证券监管机构达成的谅解、协议，将境外上市外资股股东名册正本存放在境外，并委托境外代理机构管理。在香港上市的境外上市外资股股东名册正本的存放地为香港。

必备条款 35
补充修改意见的函二
上市规则附录 13D 第 1 节（b）

公司应当将境外上市外资股股东名册的副本备置于公司住所；受委托的境外代理机构应当随时保证境外上市外资股股东名册正、副本的一致性。

境外上市外资股股东名册正、副本的记载不一致时，以正本为准。

第三十八条 公司应当保存有完整的股东名册。

必备条款 36

股东名册包括下列部分：
（一）存放在公司住所的、除本条（二）、（三）项规定以外的股东名册；
（二）存放在境外上市的证券交易所所在地的公司境外上市外资股股东名册；及
（三）董事会为公司股票上市的需要而决定存放在其他地方的股东名册。

第三十九条 股东名册的各部分应当互不重叠。在股东名册某一部分注册的股份的转让，在该股份注册存续期间不得注册到股东名册的其他部分。

必备条款 37

股东名册各部分的更改或者更正，应当根据股东名册各部分存放地的法律进行。

第四十条 所有已缴付全部款额的在香港上市的境外上市外资股皆可根据本章程自由转让；但是除非符合下列条件，否则董事会可拒绝承认任何转让文据，并无需申述任何理由：	补充修改意见的函十二上市规则附录3第1(1)、1（2）条
（一）已向公司缴付港币二元五角费用（以每份转让文据计），或于当时经香港联交所规定的最高费用，以登记股份的转让文据和其他与股份所有权有关的或会影响股份所有权的文件； （二）转让文据只涉及香港上市的境外上市外资股； （三）转让文据已付应缴的印花税； （四）有关的股票及其他董事会合理要求的转让人有权转让股份的证据已经提交； （五）如股份拟转让予联名持有人，则联名持有人之数目不得超过四位； （六）有关股份并无附带任何公司的留置权；及 （七）任何股份均不得转让与未成年人或精神不健全或其它法律上无行为能力的人士。	上市规则附录3第1（3）条
若公司拒绝登记股份转让，公司应在转让申请正式提出之日起两个月内，给转让人和承让人一份拒绝登记该股份转让的通知。	
公司不接受本公司的股票作为质押权的标的。	
发起人持有的本公司股份，自公司成立之日起一年内不得转让。公司董事、监事、总裁（经理）及其他高级管理人员应当向公司申报所持有的本公司的股份及其变动情况，在任职期间每年转让的股份不得超过其所持有本公司股份总数的25%；所持本公司股份自公司股票上市交易之日起一年内不得转让。上述人员离职后半年内，不得转让其所持有的本公司股份。	
第四十一条 所有在香港上市的境外上市外资股的转让皆应采用一般或普通格式或任何其他为董事会接受的格式的书面转让文据（包括香港联交所不时规定的标准转让格式或过户表格）；可以只用人手签署转让文据，或（如出让方或受让方为公司）盖上公司的印章。如出让方或受让方为依照香港法律不时生效的有关条例所定义的认可结算所（简称“认可结算所”）或其代理人，转让表格可用机印形式签署。	香港上市规则附录3第1(2)条
所有转让文据应备置于公司法定地址或董事会不时制定的地址。	
第四十二条 股东大会召开前三十日内或者公司决定分配股利的基准日前五日内，不得进行因股份转让而发生的股东名册的变更登记。	必备条款38

第四十三条 公司召开股东大会、分配股利、清算及从事其他需要确认股权的行为时，应当由董事会决定某一日为股权确定日，股权确定日终止时，在册股东为公司股东。 必备条款 39

第四十四条 任何人对股东名册持有异议而要求将其姓名（名称）登记在股东名册上，或者要求将其姓名（名称）从股东名册中删除的，均可以向有管辖权的法院申请更正股东名册。 必备条款 40

第四十五条 任何登记在股东名册上的股东或者任何要求将其姓名（名称）登记在股东名册上的人，如果其股票（即“原股票”）遗失，可以向公司申请就该股份（即“有关股份”）补发新股票。 必备条款 41

内资股股东遗失股票，申请补发的，依照《公司法》相关规定处理。

境外上市外资股股东遗失股票，申请补发的，可以依照境外上市外资股股东名册正本存放地的法律、证券交易场所规则或者其他有关规定处理。

到香港上市公司的境外上市外资股股东遗失股票申请补发的，其股票的补发应当符合下列要求：

（一）申请人应当用公司指定的标准格式提出申请并附上公证书或者法定声明文件。公证书或者法定声明文件的内容应当包括申请人申请的理由、股票遗失的情形及证据，以及无其他任何人可就有关股份要求登记为股东的声明。

（二）公司决定补发新股票之前，没有收到申请人以外的任何人对该股份要求登记为股东的声明。

（三）公司决定向申请人补发新股票，应当在董事会指定的报刊上刊登准备补发新股票的公告；公告期间为 90 日，每 30 日至少重复刊登一次。

（四）公司在刊登准备补发新股票的公告之前，应当向其挂牌上市的证券交易所提交一份拟刊登的公告副本，收到该证券交易所的回复，确认已在证券交易所内展示该公告后，即可刊登。公告在证券交易所内展示的期间为 90 日。

如果补发股票的申请未得到有关股份的登记在册股东的同意，公司应当将拟刊登的公告的复印件邮寄给该股东。

（五）本条（三）、（四）项所规定的公告、展示的 90 日期限

届满，如公司未收到任何人对补发股票的异议，即可以根据申请人的申请补发新股票。

（六）公司根据本条规定补发新股票时，应当立即注销原股票，并将此注销和补发事项登记在股东名册上。

（七）公司为注销原股票和补发新股票的全部费用，均由申请人负担。在申请人未提供合理的担保之前，公司有权拒绝采取任何行动。

第四十六条 公司根据本章程的规定补发新股票后，获得前述新股票的善意购买者或者其后登记为该股份的所有者的股东（如属善意购买者），其姓名（名称）均不得从股东名册中删除。 必备条款 42

第四十七条 公司对于任何由于注销原股票或者补发新股票而受到损害的人均无赔偿义务，除非该当事人能证明公司有欺诈行为。 必备条款 43

第七章 股东的权利和义务

第四十八条 公司股东为依法持有公司股份并且其姓名（名称）登记在股东名册上的人。 必备条款 44

股东按其持有股份的种类和份额享有权利，承担义务；持有同一种类股份的股东，享有同等权利，承担同种义务。公司各类别股东在以股利或其他形式所作的任何分派中享有同等权利。 上市规则附录 3 第 9 条

法人作为公司股东时，应由法定代表人或法定代表人的代理人代表其行使权利。

公司不得只因任何直接或间接拥有权益的人士并未向公司披露其权益而行使任何权力以冻结或以其他方式损害其所持任何股份附有的权利。 上市规则附录 3 第 12 条

任何股份的所有联名股东须共同地及个别地承担支付应付的所有金额的责任。在联名股东的情况下，若联名股东之一死亡，则只有联名股东中的其他尚存人士被公司视为对有关股份拥有所有权的人，但董事会有权为修订股东名册之目的要求联名股东中的尚存人士提供其认为适当之死亡证明。就任何股份之联名股东，只有在股东名册上排名首位之联名股东有权接收有关股份的股票、收取公司的通知、在公司股东大会中出席及行使表决权，而任何送达该人士的通知应被视为已送达有关股份的所有联名股东。 香港结算所意见

第四十九条 公司普通股股东享有下列权利： 必备条款 45

（一）依照其所持有的股份份额领取股利和其他形式的利益分配；

（二）参加或者委派股东代理人参加股东会议，并行使表决权；

（三）对公司的业务经营活动进行监督管理，提出建议或者质询；

（四）依照法律、行政法规及本章程的规定转让股份；

（五）依照本章程的规定获得有关信息，包括：

（1）在缴付成本费用后得到本章程；

（2）在缴付了合理费用后有权查阅和复印：

1、所有股东的名册；

2、公司董事、监事、总裁(经理)和其他高级管理人员的个人资料，包括：

（a）现在及以前的姓名、别名；

（b）主要地址（住所）；

（c）国籍；

（d）专职及其他全部兼职的职业、职务；

（e）身份证明文件及其号码。

（3）公司股本状况；

（4）自上一会计年度以来公司购回自己每一类别股份的票面总值、数量、最高价和最低价，以及公司为此支付的全部费用的报告；

（5）股东会议的会议记录、董事会及监事会会议决议。

公司须将以上（1）、（3）至（5）的文件及任何其他适用文件按上市规则的要求备置于公司的香港地址，以供公众人士及境外上市资股股东免费查阅。

（六）公司终止或者清算时，按其所持有的股份份额参加公司剩余财产的分配；及

（七）法律、行政法规及本章程所赋予的其他权利。

第五十条 公司普通股股东承担下列义务： 必备条款 46

（一）遵守本章程；

（二）依其所认购股份和入股方式缴纳股金；

（三）以其所持股份为限对公司承担责任；

（四）除法律、法规规定的情形外，不得退股；

（五）法律、行政法规及本章程规定应当承担的其他义务。

股东除了股份的认购人在认购时所同意的条件外，不承担其后追加任何股本的责任。

第五十一条 除法律、行政法规或者公司股份上市的证券交易所的上市规则所要求的义务外，控股股东（根据以下条款的定义）在行使其股东的权力时，不得因行使其表决权在下列问题上作出有损于全体或者部分股东的利益的决定： 必备条款47

（一）免除董事、监事应当真诚地以公司最大利益为出发点行事的责任；
（二）批准董事、监事（为自己或者他人利益）以任何形式剥夺公司财产，包括（但不限于）任何对公司有利的机会；
（三）批准董事、监事（为自己或者他人利益）剥夺其他股东的个人权益，包括（但不限于）任何分配权、表决权，但不包括根据本章程提交股东大会通过的公司改组。

公司的控股股东、实际控制人不得利用关联关系损害公司利益。违反本规定，给公司造成损失的，应当承担赔偿责任。

第五十二条 前条所称控股股东是具备以下条件之一的人： 必备条款48

（一）该人单独或者与他人一致行动时，可以选出半数以上的董事；
（二）该人单独或者与他人一致行动时，可以行使公司百分之三十以上（含百分之三十）的表决权或者可以控制公司的百分之三十以上（含百分之三十）表决权的行使；
（三）该人单独或者与他人一致行动时，持有公司发行在外百分之三十以上（含百分之三十）的股份；
（四）该人单独或者与他人一致行动时，以其他方式在事实上控制公司。

本条所称"一致行动"是指两个或者两个以上的人以协议的方式（不论口头或者书面）达成一致，通过其中任何一人取得对公司的投票权，以达到或者巩固控制公司的目的的行为。

第八章 股东大会

第五十三条 股东大会是公司的权力机构，依法行使职权。 必备条款49

第五十四条 股东大会行使下列职权： 必备条款50

（一）决定公司的经营方针和投资计划；
（二）选举和更换非由职工代表担任的董事，决定有关董事的报酬事项；
（三）选举和更换股东代表担任的监事，决定有关监事的报酬事项；

（四）审议批准董事会的报告；
（五）审议批准监事会的报告；
（六）审议批准公司的年度财务预算方案、决算方案；
（七）审议批准公司的利润分配方案和弥补亏损方案；
（八）对公司增加或者减少注册资本、回购本公司股份作出决议；
（九）对公司合并、分立、解散和清算等事项作出决议；
（十）对公司发行债券作出决议；
（十一）对公司聘用、解聘或者不再续聘会计师事务所作出决议；
（十二）修改本章程；
（十三）审议代表公司有表决权的股份百分之三以上（含百分之三）的股东的提案；
（十四）法律、行政法规及本章程规定应当由股东大会作出决议的其他事项。
（十五）股东大会可以授权或委托董事会办理其授权或委托办理的事项。

第五十五条 非经股东大会事前批准，公司不得与董事、监事、总裁(经理)和其他高级管理人员以外的人订立将公司全部或者重要业务的管理交予该人负责的合同。 必备条款 51

第五十六条 股东大会分为股东年会和临时股东大会。股东大会由董事会召集。股东年会每年召开一次，并应于上一会计年度完结之后的六个月之内举行。 必备条款 52

有下列情形之一的，董事会应当在两个月内召开临时股东大会：

（一） 董事人数不足《公司法》规定的人数或者少于本章程要求的数额的三分之二时；
（二） 公司未弥补亏损达股本总额的三分之一时；
（三）单独或者合计持有公司发行在外的有表决权的股份百分之十以上（含百分之十）的股东以书面形式要求召开临时股东大会时；
（四） 董事会认为必要或者监事会提出召开时；或
（五） 两名或以上独立董事提出召开时。

第五十七条 公司召开股东大会，应当于会议召开四十五日前发出书面通知，将会议拟审议的事项以及开会的日期和地点告知所有在册股东。拟出席股东大会的股东，应当于会议召开二十日前，将出席会议的书面回复送达公司。 必备条款 53

计算发出通知的时间，不应包括开会日及发出通知日。

就本条发出的通知，其发出日为公司或公司委聘的股份登记处把有关通知送达邮务机关投邮之日。

第五十八条 公司召开股东大会年会，持有公司有表决权的股份总数百分之三以上（含百分之三）的股东，有权以书面形式向公司提出新的提案，公司应当将提案中属于股东大会职责范围内的事项，列入该次会议的议程。 必备条款 54

股东提出议案应当符合下列条件：

（一） 内容不违背法律、法规规定，并且属于公司经营范围和股东大会职责范围；
（二） 有明确议题和具体决议事项；及
（三） 以书面形式提交或送达董事会。

第五十九条 公司根据股东大会召开前二十日时收到的书面回复，计算拟出席会议的股东所代表的有表决权的股份数。拟出席会议的股东所代表的有表决权的股份数达到公司有表决权的股份总数二分之一以上的，公司可以召开股东大会；达不到的，公司应当在五日内将会议拟审议的事项、开会日期和地点以公告形式再次通知股东，经公告通知，公司可以召开股东大会。 必备条款 55

临时股东大会不得决定通知未载明的事项。

第六十条 股东会议的通知应当符合下列要求： 必备条款 56

（一） 以书面形式作出；
（二） 指定会议的地点、日期和时间；
（三） 说明会议将讨论的事项；
（四） 载明有权出席股东大会股东的股权登记日；
（五）向股东提供为使股东对将讨论的事项作出明智决定所需要的资料及解释；此原则包括（但不限于）在公司提出合并、购回股份、股本重组或者其他改组时，应当提供拟议中的交易的具体条件和合同（如果有的话），并对其起因和后果作出认真的解释；
（六）如任何董事、监事、总裁(经理)和其他高级管理人员与将讨论的事项有重要利害关系，应当披露其利害关系的性质和程度；如果将讨论的事项对该董事、监事、总裁(经理)和其他高级管理人员作为股东的影响有别于对其他同类别股东的影响，则应当说明其区别；
（七）载有任何拟在会议上提议通过的特别决议的全文；
（八）以明显的文字说明，有权出席和表决的股东有权委任一位或者一位以上的股东代理人代为出席和表决，而该股东代理人不必为股东；及
（九）载明会议投票代理委托书的送达时间和地点；
（十）会务常设联系人姓名，电话号码。

第六十一条 股东大会通知应当向股东（不论在股东大会上是否有表决权）以专人送出或者以邮资已付的邮件送出，收件人地址以股东名册登记的地址为准。对内资股股东，股东大会通知也可以用公告方式进行。 必备条款 57

前款所称公告，应当于会议召开前四十五日至五十日的期间内，在国务院证券主管机构指定的一家或者多家报刊上刊登，一经公告，视为所有内资股股东已收到有关股东会议的通知。

第六十二条 因意外遗漏未向某有权得到通知的人送出会议通知或者该等人没有收到会议通知，会议及会议作出的决议并不因此无效。 必备条款 58

第六十三条 任何有权出席股东会议并有权表决的股东，有权委任一人或者数人（该人可以不是股东）作为其股东代理人，代为出席和表决。该股东代理人依照该股东的委托，可以行使下列权利： 必备条款 59

（一） 该股东在股东大会上的发言权；
（二） 自行或者与他人共同要求以投票方式表决；及
（三）除非依据适用的证券上市规则或其他证券法律法规另有规定外，以举手或者投票方式行使表决权，但是委任的股东代理人超过一人时，该等股东代理人只能以投票方式行使表决权。

如该股东为认可结算所（或其代理人），该股东可以授权其认为合适的一个或以上人士在任何股东大会或任何类别股东会议上担任其代表；但是，如果一名以上的人士获得授权，则授权书应载明每名该等人士经此授权所涉及的股份数目和种类。经此授权的人士可以代表认可结算所（或其代理人）行使权利，如同该人士是公司的个人股东。 香港结算所意见

第六十四条 股东应当以书面形式委托代理人，由委托人签署或者由其以书面形式委托的代理人签署；委托人为法人的，应当加盖法人印章或者由其董事或者正式委任的代理人签署。该等委托书应载明股东代理人所代表的股份数额，如果委托数人为股东代理人的，委托书应注明每名股东代理人所代表的股份数目。 必备条款 60

第六十五条 表决代理委托书至少应当在该委托书委托表决的有关会议召开前二十四小时，或者在指定表决时间前二十四小时，备置于公司住所或者召集会议的通知中指定的其他地方。委托书由委托人授权他人签署的，授权签署的授权书或者其他授权文件应当经过公证。经公证的授权书或者其他授权文件，应当和表决代理委托书同时备置于公司住所或者召集会议的通知中指 必备条款 61

定的其他地方。

委托人为法人的，其法定代表人或者董事会、其他决策机构决议授权的人作为代表出席公司的股东会议。

第六十六条 任何由公司董事会发给股东用于任命股东代理人的委托书的格式，应当让股东自由选择指示股东代理人投赞成票或者反对票，并就会议每项议题所要作出表决的事项分别作出指示。委托书应当注明如果股东不作指示，股东代理人可以按自己的意思表决。 必备条款 62

公司有权要求代表股东出席股东大会的代理人出示其身份证明。

法人股东如果委派其代表出席会议，公司有权要求该代表出示身份证明和该法人股东的董事会或者其他权力机构委派该代表的，经过公证证实的决议或授权书副本（认可结算所或其代理人除外）。

第六十七条 表决前委托人已经去世、丧失行为能力、撤回委任、撤回签署委任的授权或者有关股份已被转让的，只要公司在有关会议开始前没有收到该等事项的书面通知，由股东代理人依委托书所作出的表决仍然有效。 必备条款 63

第六十八条 股东大会决议分为普通决议和特别决议。 必备条款 64

股东大会作出普通决议，应当由出席股东大会的股东（包括股东代理人）所持表决权的二分之一以上通过。

股东大会作出特别决议，应当由出席股东大会的股东（包括股东代理人）所持表决权的三分之二以上通过。

第六十九条 股东（包括股东代理人）在股东大会表决时，以其所代表的有表决权的股份数额行使表决权，除本章程第 73 条外，每一股份有一票表决权，但公司持有的本公司股份没有表决权。 必备条款 65

股东大会审议有关关联交易事项时，如果公司股票上市的交易所的上市规则有要求，则关联股东不应当参与表决，其所代表的有表决权的股份数不计入有效表决总数。

根据适用的法律法规及公司股票上市的交易所的上市规则，凡任何股东须放弃就任何指定决议案表决或限制就任何指定决议案只表决赞成或反对，任何违反此项规定或限制而此股东或其代表作出的表决均不予计算入表决结果内。 上市规则附录 3 第 14 条

第七十条 除根据适用的证券上市规则或其他证券法律法规另有规定外，股东大会以举手方式进行表决，除非（在宣布举手表决以前或以后）下述人士要求以投票方式表决： 必备条款 66

（一）会议主席；
（二）至少两名有表决权的股东或者有表决权的股东的代理人；或
（三）单独或者合并计算持有在该会议上有表决权的股份百分之十以上（含百分之十）的一个或者若干股东（包括股东代理人）。

除非根据适用的证券上市规则或其他证券法律法规另有规定外或有人按照前述规定提出以投票方式表决，会议主席根据举手表决的结果，宣布提议通过情况，并将此记载在会议记录中，作为最终的依据，无须证明该会议通过的决议中支持或者反对的票数或者其比例。

以投票方式表决的要求可以由提出者撤回。

第七十一条 如果要求以投票方式表决的事项是选举主席或者中止会议，则应当立即进行投票表决；其他要求以投票方式表决的事项，由主席决定何时举行投票，会议可以继续进行，讨论其他事项。投票结果仍被视为在该会议上所通过的决议。 必备条款 67

第七十二条 在投票表决时，有两票或者两票以上的表决权的股东（包括股东代理人），不必把所有表决权全部投赞成票或者反对票。 必备条款 68

第七十三条 股东大会选举董事时，若有两个以上的候选名额，股东（包括股东代理人）所持的每一股份都拥有与应选名额数相等的表决权，其既可以把所有表决权集中选举一人，也可分散选举数人，但应就表决权的分配作成说明。

第七十四条 当反对和赞成票相等时，无论是举手还是投票表决，会议主席有权多投一票。 必备条款 69

第七十五条 下列事项由股东大会的普通决议通过： 必备条款 70

（一）董事会和监事会的工作报告；
（二）董事会拟订的利润分配方案和亏损弥补方案；
（三）董事会成员和股东代表监事的选举、罢免，及其报酬和支付方法；
（四）公司年度预、决算报告，资产负债表、利润表及其他

财务报表；及

（五）除法律、行政法规、公司股票上市的交易所上市规则规定或者本章程规定应当以特别决议通过以外的其他事项。

第七十六条 下列事项由股东大会以特别决议通过： 必备条款 71

（一）公司增、减股本、回购本公司股份和发行任何种类股票、认股证和其他类似证券；

（二）发行公司债券；

（三）公司的分立、合并、解散、清算、变更公司形式以及重大收购或出售；

（四）本章程的修改；及

（五）股东大会以普通决议通过认为会对公司产生重大影响的、需要以特别决议通过的其他事项。

第七十七条 股东或监事会要求召集临时股东大会或者类别股东会议，应当按照下列程序办理： 必备条款 72

（一）单独或者合并持有在该拟举行的会议上有表决权的股份百分之十以上（含百分之十）的两个或者两个以上的股东或监事会，可以签署一份或者数份同样格式内容的书面要求，提请董事会召集临时股东大会或者类别股东会议，并阐明会议的议题。董事会在收到前述书面要求后应当尽快召集临时股东大会或者类别股东会议。前述持股数按股东提出书面要求日计算。

（二）如果董事会在收到前述书面要求后三十日内没有发出召集会议的通告，提出该要求的股东或监事会可以在董事会收到该要求后四个月内自行召集会议，召集的程序应当尽可能与董事会召集股东会议的程序相同。

股东或监事会因董事会未应前述要求举行会议而自行召集并举行会议的，其所发生的合理费用，应当由公司承担，并从公司欠付失职董事的款项中扣除。

在股东大会上，除涉及公司商业秘密不能公开外，董事会和监事会应当对股东的质询和建议做出答复或说明。

第七十八条 股东大会由董事长召集并担任会议主席；董事长无法出席会议的，应当由副董事长召集会议并担任会议主席；董事长和副董事长均无法出席会议的，董事会可以指定一名公司董事代其召集会议并且担任会议主席；未指定会议主席的，出席会议的股东可以选举一人担任主席；如果因任何理由，股东无法选举主席，应当由出席会议的持有最多表决权股份的股东（包括股东代理人）担任会议主席。 必备条款 73

第七十九条 会议主席负责决定股东大会的决议是否通过，其决定为终局决定，并应当在会上宣布和载入会议记录。 必备条款 74

第八十条 会议主席如果对提交表决的决议结果有任何怀疑，可以对所投票数进行点算；如果会议主席未进行点票，出席会议的股东或者股东代理人对会议主席宣布结果有异议的，有权在宣布后立即要求点票，会议主席应当即时进行点票。 必备条款 75

第八十一条 股东大会如果进行点票，点票结果应当记入会议记录。 必备条款 76

会议记录连同出席股东的签名簿及代理出席的委托书，应当在公司住所保存。上述会议记录、签名薄及委托书，10 年内不得销毁。

第八十二条 股东可以在公司办公时间免费查阅会议记录复印件。任何股东向公司索取有关会议记录的复印件，公司应当在收到合理费用后七日内把复印件送出。 必备条款 77

第九章 类别股东表决的特别程序

第八十三条 持有不同种类股份的股东，为类别股东。 必备条款 78

类别股东依据法律、行政法规和本章程的规定，享有权利和承担义务。

第八十四条 公司拟变更或者废除类别股东的权利，应当经股东大会以特别决议通过和经受影响的类别股东在按第 86 至第 90 条另行召集的股东会议上通过，方可进行。 必备条款 79

第八十五条 下列情形应当视为变更或者废除某类别股东的权利： 必备条款 80

（一）增加或者减少该类别股份的数目，或者增加或减少与该类别股份享有同等或者更多的表决权、分配权、其他特权的类别股份的数目；

（二）将该类别股份的全部或者部分换作其他类别，或者将另一类别的股份的全部或者部分换作该类别股份或者授予该等转换权；

（三）取消或者减少该类别股份所具有的、取得已产生的股利或者累积股利的权利；

（四）减少或者取消该类别股份所具有的优先取得股利或者

在公司清算中优先取得财产分配的权利；

（五）增加、取消或者减少该类别股份所具有的转换股份权、选择权、表决权、转让权、优先配售权、取得公司证券的权利；

（六）取消或者减少该类别股份所具有的，以特定货币收取公司应付款项的权利；

（七）设立与该类别股份享有同等或者更多表决权、分配权或者其他特权的新类别；

（八）对该类别股份的转让或所有权加以限制或者增加该等限制；

（九）发行该类别或者另一类别的股份认购权或者转换股份的权利；

（十）增加其他类别股份的权利和特权；

（十一）公司改组方案会构成不同类别股东在改组中不按比例地承担责任；及

（十二）修改或者废除本章所规定的条款。

第八十六条 受影响的类别股东，无论原来在股东大会上是否有表决权，在涉及第 85 条（二）至（八）、（十一）至（十二）项的事项时，在类别股东会上具有表决权，但有利害关系的股东在类别股东会上没有表决权。 必备条款 81

前款所述有利害关系股东的含义如下：

（一）在公司按本章程第 27 条的规定向全体股东按照相同比例发出购回要约或者在证券交易所通过公开交易方式购回自己股份的情况下，“有利害关系的股东”是指本章程第 52 条所定义的控股股东；

（二）在公司按照本章程第 27 条的规定在证券交易所外以协议方式购回自己股份的情况下，“有利害关系的股东”是指与该协议有关的股东；

（三）在公司改组方案中，“有利害关系股东”是指以低于本类别其他股东的比例承担责任的股东或者与该类别中的其他股东拥有不同利益的股东。

第八十七条 类别股东会的决议，应当经根据第 86 条由出席类别股东会议的有表决权的三分之二以上的股权表决通过，方可作出。 必备条款 82

第八十八条 公司召开类别股东会议，应当于会议召开四十五日前发出书面通知，将会议拟审议的事项以及开会日期和地点告知所有该类别股份的在册股东。拟出席会议的股东，应当于会议召开二十日前，将出席会议的书面回复送达公司。 必备条款 83

拟出席会议的股东所代表的在该会议上有表决权的股份数，达到在该会议上有表决权的该类别股份总数二分之一以上的，公司可以召开类别股东会议；达不到的，公司应当在五日内将会议拟审议的事项、开会日期和地点以公告形式再次通知股东，经公告通知，公司可以召开类别股东会议。

第八十九条 类别股东会议的通知只须送给有权在该会议上表决的股东。 必备条款 84

类别股东会议应当以与股东大会尽可能相同的程序举行，本章程中有关股东大会举行程序的条款适用于类别股东会议。

第九十条 除其他类别股份股东外，内资股股东和境外上市外资股股东视为不同类别股东。 必备条款 85

下列情形不适用类别股东表决的特别程序： 上市规则附录 13D 第 1 节（f）

（一）经股东大会以特别决议批准，公司每间隔十二个月单独或者同时发行内资股、境外上市外资股，并且拟发行的内资股、境外上市外资股的数量各自不超过该类已发行在外股份的百分之二十的；

（二）公司设立时发行内资股、境外上市外资股的计划，自国务院证券主管机构批准之日起十五个月内完成的；或

（三）经国务院证券监督管理机构批准，公司内资股股东将其持有的股份转让给境外投资人，并在境外证券交易所上市交易的。

第十章 董事会

第一节 董事

第九十一条 公司设董事会，董事会由 9 名董事组成，设董事长 1 人，副董事长 1 人，其中独立非执行董事 5 人。 必备条款 86

第九十二条 董事、副董事长由股东大会选举产生，任期三年。董事、副董事长任期届满，可以连选连任。 必备条款 87

补充修改意见的函四

董事长由全体董事的过半数选举和罢免，董事长任期三年，可以连选连任。

董事无须持有公司股份。

第九十三条 有关提名董事候选人的意图以及候选人愿意接受提名的书面通知，应当不早于股东大会会议通告派发后当日及不迟于会议举行日期之前七天发给公司。有关之提名及接受提名期限应不少于七天。

上市规则附录3第4(4)、(5)条

第九十四条 董事可以在任期届满前提出辞职。董事辞职应当向董事会提交书面辞职报告。

如因董事的辞职导致公司董事会低于法定人数时，该董事的辞职报告应当在下任董事填补因其辞职产生的缺额后方能生效。余任董事会应当尽快召集临时股东大会，选举董事填补因董事辞职产生的空缺。

第九十五条 董事提出辞职或者任期届满，其对公司商业秘密保密的义务在其任职结束后仍然有效，直至该秘密成为公开信息。

第九十六条 任职尚未届满的董事，对因其擅自离职给公司造成的损失，承担赔偿责任。

股东大会在遵守有关法律、行政法规规定的前提下，可以以普通决议的方式将任何任期未届满的董事罢免。(但据任何合同可提出的索偿要求不受此影响)。

上市规则附录3第4(3)条

董事连续两次未能亲自出席，也不委托其它董事出席董事会会议，视为不能履行职责，董事会可以建议股东大会予以撤换。

第二节 独立董事

第九十七条 公司建立独立董事制度。独立董事是指不在公司担任除董事以外的其他职务，并与公司及其主要股东不存在可能妨碍其进行独立客观判断关系的董事。

独立董事每届任期三年，可连选连任，但最多不得超过九年。

第九十八条 独立董事应当具备下列基本条件：

(一) 根据法律、行政法规、公司股票上市的交易所的上市规则及其他有关规定，具备担任上市公司董事的资格；

（二）具备公司股票上市地交易所上市规则的独立性；
（三）具备上市公司运作的基本知识，熟悉相关法律、行政法规、规章及规则；
（四）具有五年以上法律、经济或者其他履行独立董事职责所必须的工作经验；
（五）本章程规定的其他条件。

第九十九条 独立董事除应当具有《公司法》和其他相关法律、法规、公司股票上市的交易所的上市规则及本章程赋予的职权外，还具有以下特别职权：

（一）向董事会提议聘用或解聘会计师事务所；
（二）向董事会提请召开临时股东大会；
（三）提议召开董事会；
（四）经全体独立董事同意，独立聘请外部审计机构或咨询机构对公司的具体事项进行审计和咨询，相关费用由公司承担。

除以上第（四）项以外，独立董事行使上述职权应当获得全体独立董事的二分之一以上同意。如上述提议未被采纳或上述职权不能正常行使，公司应将有关情况予以披露。

第一百条 独立董事任期届满前，无正当理由不得被免职。提前免职的，公司应将其作为特别披露事项予以披露。

独立董事连续三次未亲自出席董事会会议的，董事会可以提请股东大会予以撤换。

第一百零一条 有关独立董事制度，本节未作出规定的，根据相关法律、法规、规章及公司股票上市的交易所的上市规则的有关规定办理。

第三节 董事会

第一百零二条 董事会对股东大会负责，行使下列职权： 必备条款 88

（一）负责召集股东大会，并向股东大会报告工作；
（二）执行股东大会的决议；
（三）决定公司的经营计划和投资方案；
（四）制定公司的年度财务预算方案、决算方案；
（五）制定公司的利润分配方案和弥补亏损方案；
（六）制定公司增加或者减少注册资本的方案以及发行公司债券的方案；
（七）拟定公司重大收购、回购本公司股票或合并、分立、解散或者变更公司形式的方案；

（八）决定公司内部管理机构的设置；

（九）聘任或者解聘公司总裁(经理)、董事会秘书；根据总裁(经理)的提名，聘任或者解聘公司副总裁(经理)、首席财务官(财务负责人)，决定其报酬事项；

（十）制定公司的基本管理制度；

（十一）拟订本章程修改方案；

（十二）管理公司信息披露

（十三）决定专门委员会的设置和任免有关负责人；

（十四）向股东大会提请聘请或更换会计师事务所；

（十五）听取公司总裁(经理)的工作汇报，并检查有关工作；

（十六）涉及资产处置（包括收购、出售及置换）或关联交易的，按照证券监管机关及公司股票上市地证券交易所的上市规则办理；

（十七）法律、法规、公司股票上市地的交易所的上市规则所规定的及股东大会和本章程授予的其他职权。

董事会作出前款决议事项，除第（六)、（七)、（十一）项必须由三分之二以上的董事表决同意外，其余可以由半数以上的董事表决同意。董事会应遵照国家法律、行政法规、本章程及股东决议履行职责。

公司董事会应当就注册会计师对公司财务报告出具的有保留意见的审计报告向股东大会作出说明。

第一百零三条 董事会可以设立审核委员会、薪酬委员会、战略委员会以及健康、安全、环保委员会等若干专门委员会，在董事会领导下，协助董事会执行其职权或为董事会决策提供建议或咨询意见， 其人员组成与议事规则由董事会另行议定。

第一百零四条 公司向其他企业投资或者为他人提供担保，除法律法规或公司股票上市地交易所上市规则另有规定外，由董事会决议。但是，公司为公司股东或者实际控制人提供担保的，必须经股东大会决议。

前款规定的股东或者受前款规定的实际控制人支配的股东，不得参加前款规定事项的表决。该项表决由出席会议的其他股东所持表决权的过半数通过。

公司建立严格的对外担保的内控制度。全体董事应审慎对待和严格控制对外担保产生的债务风险。

公司对外担保，应采取由对方提供反担保等风险防范措施。反担保的提供方应具有实际承担能力。

对违反相关法律、法规、规章及本公司章程规定提供对外担

保给公司造成损失，负有责任的董事应承担连带责任。

第一百零五条 董事会在处置固定资产时，如拟处置固定资产的预期价值，与此项处置建议前四个月内已处置了的固定资产所得到的价值的总和，超过股东大会最近审议的资产负债表所显示的固定资产价值的百分之三十三，则董事会在未经股东大会批准前不得处置或者同意处置该固定资产。 必备条款 89

本条所指对固定资产的处置，包括转让某些资产权益的行为，但不包括以固定资产提供担保的行为。

公司处置固定资产进行的交易的有效性，不因违反本条第一款而受影响。

第一百零六条 董事长行使下列职权： 必备条款 90

（一）主持股东大会和召集、主持董事会会议；
（二）检查董事会决议的实施情况；
（三）签署公司发行的证券；及
（四）签署董事会重要文件和其他应由公司法定代表人签署的其他文件；
（五）行使法定代表人的职权；
（六）在发生特大自然灾害等不可抗力的紧急情况下，对公司事务行使符合法律规定和公司利益的特别处置权，并在事后向公司董事会和股东大会报告；
（七）董事会授予的其他职权。

董事长不能履行职权时，可以由董事长指定副董事长代行其职权。

第一百零七条 董事会每年至少召开四次会议，由董事长召集，于会议召开十日以前通知全体董事。 必备条款 91

有下列情形之一的，可以召集临时董事会会议：
（一）三分之一以上董事联名提议时；
（二）监事会提议时；
（三）两名以上（含两名）独立董事提议时；
（四）董事长认为必要时；
（五）代表十分之一以上表决权的股东；
（六）总裁(经理)提议时。

第一百零八条 董事会及临时董事会会议召开的通知方式为：电话及传真；通知时限为：董事会会议应于会议召开之前十日发出通知，临时董事会会议不受通知时间的限制。 必备条款 92

董事会会议的时间和地点可由董事会事先规定，并记录在会议记录上。若该会议记录已在下次董事会议召开前最少十天前发给全体董事，则其召开毋须另行发通知给董事。

董事如已出席会议，并且未在到会前或到会时提出未收到会议通知的异议，应视作已向其发出会议通知。

董事会会议可以电话会议形式或借助类似通讯设备举行，在举行该类会议时，只要与会董事能听清其他董事讲话，并进行交流，所有与会董事应被视作已亲自出席有关会议。

第一百零九条 除本章程第一百四十四条规定的董事会审议关联交易事项的情况外，董事会会议应当由二分之一以上的董事出席方可举行。 必备条款 93

每名董事有一票表决权。除本章程第一百四十四条规定的董事会审议关联交易事项的情况外，董事会作出决议，必须经全体董事的过半数通过。

当反对票和赞成票相等时，董事长有权多投一票。

由所有董事分别签字同意的书面决议，应被视为与一次合法召开的董事会会议通过的决议同样有效。该等书面决议可由一式多份之文件组成，而每份经由一位或以上的董事签署。一项由董事签署或载有董事名字及以邮递、传真或专人送递发出予公司的决议就本款而言应视为一份由其签署的文件。

第一百一十条 董事会会议，应当由董事本人出席。董事因故不能出席，可以书面委托其他董事代为出席董事会，委托书中应当载明授权范围。 必备条款 94

代为出席会议的董事应当在授权范围内行使董事的权利。董事未出席某次董事会会议，亦未委托代表出席的，应当视作已放弃在该次会议上的投票权。

第一百一十一条 董事会应当对会议所议事项的决定作成会议记录，出席会议的董事和董事会秘书应当在会议记录上签名。会议记录保管期限为 10 年。董事应当对董事会的决议承担责任。董事会的决议违反法律、行政法规或者本章程，致使公司遭受严重损失的，参与决议的董事对公司负赔偿责任；但经证明在表决时曾表明异议并记载于会议记录的，该董事可以免除责任。 必备条款 95

董事会会议记录包括以下内容：

（一）会议召开的日期、地点和召集人姓名；

（二）出席会议的董事姓名以及接受他人委托出席董事会的

董事（代理人）姓名；

（三）会议议程；

（四）董事发言要点；

（五）每一决议事项的表决方式和结果（表决结果应载明赞成、反对或弃权的票数）。

第一百一十二条 就需要临时董事会会议表决通过的事项而言，如果董事会已将拟表决议案的内容以书面方式（包括传真）派发给全体董事，而签字同意的董事人数已达到本章程第 109 条规定作出决定所需人数，便可形成有效决议，而无需召集董事会会议。

第一百一十三条 董事会会议原则上在公司法定地址举行，但经董事会决议，可在中国境内外其他地方举行。

第一百一十四条 董事出席董事会会议发生的合理费用由公司支付，这些费用包括董事所在地至会议地点（如果非于董事所在地）的异地交通费、会议期间的食宿费和当地交通费等费用。

第十一章 公司董事会秘书

第一百一十五条 公司设董事会秘书一名。董事会秘书为公司的高级管理人员，对董事会负责。 必备条款 96

第一百一十六条 公司董事会秘书应当是具有必备的专业知识和经验的自然人，由董事会委任。其主要职责是： 必备条款 97

（一）负责公司和相关当事人与证券交易所及其他证券监管机构之间的沟通和联络，保证公司依法准备和递交有权机构所要求的报告和文件；

（二）负责处理公司信息披露事务，督促公司制定并执行信息披露管理制度和重大信息的内部报告制度，促使公司和相关当事人依法履行信息披露义务，并按照有关规定向证券交易所办理定期报告和临时报告的披露工作；

（三）协调公司与投资者之间的关系，接待投资者来访，回答投资者咨询，向投资者提供公司披露的资料；

（四）按照法定程序筹备股东大会和董事会会议，准备和提交有关会议文件和资料；

（五）参加董事会会议，制作会议记录并签字；

（六）负责与公司信息披露有关的保密工作，制订保密措施，

促使董事、监事、总裁(经理)和其他高级管理人员以及相关知情人员在信息披露前保守秘密，并在内幕信息泄漏时及时采取补救措施，同时向证券交易所报告；

（七）负责保管公司股东名册、董事名册、大股东及董事、监事、总裁(经理)和其他高级管理人员持有本公司股票的资料，以及股东大会、董事会会议文件和会议记录等，保证公司有完整的组织文件和记录，保证有权得到公司有关记录和文件的人及时得到有关记录和文件；

（八）协助董事、监事、总裁(经理)和其他高级管理人员了解信息披露相关法律、法规、规章、证券交易所的上市规则及其他规定和公司章程，以及上市协议中关于其法律责任的内容；

（九）促使董事会依法行使职权；在董事会拟作出的决议违反法律、法规、规章、证券交易所的上市规则及其他规定或公司章程时，应当提醒与会董事，并提请列席会议的监事就此发表意见；如果董事会坚持作出上述决议，董事会秘书应将有关监事和个人的意见记载于会议记录 ，同时向证券交易所报告；

（十）有关适用的法律、法规、规章、证券交易所的上市规则及其他规定和公司章程规定的其他职责。

第一百一十七条 公司董事或者除公司总裁(经理)及首席财务官(财务负责人)以外的其他高级管理人员可以兼任公司董事会秘书。公司聘请的会计师事务所的会计师不得兼任公司董事会秘书。 必备条款 98

当公司董事会秘书由董事兼任时，如某一行为应当由董事及公司董事会秘书分别作出，则该兼任董事及公司董事会秘书的人不得以双重身份作出。

第十二章 公司总裁(经理)

第一百一十八条 公司设总裁(经理)一名，副总裁(经理)若干名，由董事会聘任或者解聘。 必备条款 99

公司董事会可以决定由董事会成员兼任总裁(经理)和其他高级管理人员，但兼任总裁(经理)和其他高级管理人员职务的董事不得超过公司董事总数的二分之一。

总裁(经理)和其他高级管理人员每届任期三年，可以连选连任。

第一百一十九条 公司总裁(经理)对董事会负责，行使下列职 必备条款 100

一权：

（一）主持公司的生产经营管理工作，组织实施董事会决议；
（二）组织实施公司年度经营计划和投资方案；
（三）拟订公司内部管理机构设置方案；
（四）拟订公司的基本管理制度；
（五）制定公司的基本规章；
（六）提请聘任或者解聘公司副总裁(经理)、首席财务官(财务负责人)；
（七）聘任或者解聘除应由董事会聘任或者解聘以外的负责管理人员；
（八）本章程和董事会授予的其他职权。

副总裁(经理)及首席财务官(财务负责人)协助总裁(经理)工作，并向其负责。

第一百二十条 公司总裁(经理)列席董事会会议；非董事总裁(经理)在董事会会议上没有表决权。 必备条款 101

第一百二十一条 公司总裁(经理)应当根据董事会或监事会的要求，向董事会或监事会报告公司重大合同的签订、履行及用资金运用情况。总裁(经理)应保证该报告的真实性。

公司总裁(经理)拟定有关职工工资、福利、安全生产、劳动保险、解聘（或开除）公司职工等涉及职工切身利益问题时，应当事先听取公司工会和职工代表大会的意见。

第一百二十二条 公司总裁(经理)应制定总裁(经理)工作细则，报董事会批准后实施。

第一百二十三条 公司总裁(经理)在行使职权时，应当根据法律、行政法规和本章程的规定，履行诚信和勤勉的义务。 必备条款 102

第十三章 监事会

第一百二十四条 公司设监事会。 必备条款 103

第一百二十五条 监事会由 3 名监事组成，其中包括 2 名股东代表出任的监事和 1 名公司职工代表出任的监事。监事任期三年，可以连选连任。 必备条款 104 上市规则附录 13D 第 1 节（d）(i) 补充修改意见的函五

监事会设主席一名，监事会主席的任免，应当经三分之二以上（含三分之二）的监事会成员表决通过。

第一百二十六条 股东代表出任的监事由股东大会选举和罢免，职工代表出任的监事由公司职工民主选举和罢免。公司职工代表担任的监事不得少于监事人数的三分之一。 必备条款105

第一百二十七条 公司董事、总裁(经理)和其他高级管理人员不得兼任监事。 必备条款106

第一百二十八条 监事会每年至少召开二次会议，每六个月至少召开一次会议，由监事会主席负责召集。监事可以提议召开临时监事会会议。监事会主席不能履行职务或者不履行职务的，由其指定一名监事代行其职权。 必备条款107

第一百二十九条 监事会向股东大会负责，并依法行使下列职权： 必备条款108

（一）检查公司的财务；

（二）对董事、高级管理人员执行公司职务的行为进行监督，对违反法律、行政法规、本章程或者股东会决议的董事、高级管理人员提出罢免的建议；

（三）当公司董事、总裁(经理)和其他高级管理人员的行为损害公司的利益时，要求前述人员予以纠正；

（四）核对董事会拟提交股东大会的财务报告、营业报告和利润分配方案等财务资料，发现疑问的，可以公司名义委托注册会计师、执业审计师帮助复审；

（五）提议召开临时股东大会会议，在董事会不履行召集和主持股东大会会议职责时召集和主持股东大会会议；

（六）向股东大会会议提出提案；

（七）代表公司与董事、高级管理人员交涉或者对董事、高级管理人员起诉；及

（八）本章程规定的其他职权。

监事列席董事会会议。

第一百三十条 在有正当理由的情况下，监事有权要求监事会主席召开临时监事会。每次监事会会议召开之前十日以电话或传真方式通知，通知应包括：会议日期和地点、会议期限、会议议题及发出通知的日期。 必备条款109

监事会会议应当由三分之二以上的监事出席方可举行。监事会会议以记名投票方式表决，每名监事有一票表决权。监事会会议，应当由监事本人出席。监事因故不能出席，可以书面委托其他监事代为出席监事会，委托书中应当载明授权范围。

监事会定期会议的决议及临时会议的决议均为监事会会议决议，均应当由三分之二以上（含三分之二）监事会成员表决通过。 补充修改意见的函六 上市规则附录 13D 第 1 节（d）（ii）

第一百三十一条 监事会会议应当有记录，监事有权要求对其在监事会会议上的发言在记录上作成说明性记载。出席会议的监事和记录人应当在会议记录上签名。监事会会议记录作为公司档案由董事会秘书保存。会议记录的保管期限为 10 年。

第一百三十二条 监事会实行监事会决议执行记录制度。凡监事会决议均应指定监事执行或监督执行。被指定的监事应将监事会决议执行情况记录并将执行结果报监事会。

第一百三十三条 监事和监事会对董事会决议不承担责任，但如监事会认为董事会决议违反法律、法规及本章程或损害公司利益时，可作成决议，建议董事会复议。

第一百三十四条 监事会行使职权时聘请律师、注册会计师、执业审计师等专业人员所发生的费用，应当由公司承担。 必备条款 110

监事出席监事会会议发生的合理费用由公司支付，这些费用包括监事所在地至会议地点（如果非于监事所在地）的异地交通费、会议期间的食宿费、会议场租金和当地交通费等费用。

第一百三十五条 监事应当依照法律、行政法规及本章程的规定，忠实履行监督职责。 必备条款 111

第十四章 公司董事、监事、总裁(经理)和其他高级管理人员的资格和义务

第一百三十六条 有下列情况之一的，不得担任公司的董事、监事、总裁(经理)或者其他高级管理人员： 必备条款 112

（一）无民事行为能力或者限制民事行为能力；

（二）因犯有贪污、贿赂、侵占财产、挪用财产罪或者破坏社会经济秩序罪，被判处刑罚，执行期满未逾五年，或者因犯罪被剥夺政治权利，执行期满未逾五年；

（三）担任破产清算的公司、企业的董事或者厂长、总裁(经理)，并对该公司、企业的破产负有个人责任的，自该公司、企业破产清算完结之日起未逾三年；

（四）担任因违法被吊销营业执照、责令关闭的公司、企业的法定代表人，并负有个人责任的，自该公司、企业被吊销营业执照之日起未逾三年；

（五）个人所负数额较大的债务到期未清偿；

（六）因触犯刑法被司法机关立案调查，尚未结案；

（七）法律、行政法规规定不能担任企业领导；

（八）非自然人；

（九）被有关主管机构裁定违反有关证券法规的规定，且涉及有欺诈或者不诚实的行为，自该裁定之日起未逾五年；

（十）公司股票上市地的有关法律法规所指定的情况。

在公司控股股东、实际控制人单位担任除董事以外其他职务的人员，不得担任公司的高级管理人员。

第一百三十七条 公司董事、总裁(经理)和其他高级管理人员代表公司的行为对善意第三人的有效性，不因其在任职、选举或者资格上有任何不合规行为而受影响。 必备条款 113

第一百三十八条 除法律、行政法规或者公司股票上市的证券交易所的上市规则要求的义务外，公司董事、监事、总裁(经理)和其他高级管理人员在行使公司赋予他们的职权时，还应当对每个股东负有下列义务： 必备条款 114

（一）不得使公司超越其营业执照规定的营业范围；
（二）应当真诚地以公司最大利益为出发点行事；
（三）不得以任何形式剥夺公司财产，包括（但不限于）对公司有利的机会；
（四）不得剥夺股东的个人权益，包括（但不限于）分配权、表决权，但不包括根据本章程提交股东大会通过的公司改组。

第一百三十九条 公司董事、监事、总裁(经理)和其他高级管理人员都有责任在行使其权利或者履行其义务时，以一个合理的谨慎的人在相似情形下所应表现的谨慎、勤勉和技能为其所应为的行为。 必备条款 115

第一百四十条 公司董事、监事、总裁(经理)和其他高级管理人员在履行职责时，必须遵守诚信原则，不应当置自己于自身的利益与承担的义务可能发生冲突的处境。此原则包括(但不限于）履行下列义务： 必备条款 116

（一）真诚地以公司最大利益为出发点行事；

（二）在其职权范围内行使权力，不得越权；

（三）亲自行使所赋予他的酌量处理权，不得受他人操纵；非经法律、行政法规允许或者得到股东大会在知情的情况下的同意，不得将其酌量处理权转给他人行使；

（四）对同类别的股东应当平等，对不同类别的股东应当公平；

（五）除本章程另有规定或者由股东大会在知情的情况下另有批准外，不得与公司订立合同、交易或者安排；

（六）未经股东大会在知情的情况下同意，不得以任何形式利用公司财产为自己谋取利益；

（七）不得利用职权收受贿赂或者其他非法收入，不得以任何形式挪用公司资金、侵占公司的财产，包括（但不限于）对公司有利的机会；

（八）未经股东大会在知情的情况下同意，不得接受与公司交易有关的佣金；

（九）遵守本章程，忠实履行职责，维护公司利益，不得利用其在公司的地位和职权为自己谋取私利；

（十）未经股东大会在知情的情况下同意，不得以任何形式与公司竞争；不得利用关联关系损害公司的利益；

（十一）不得挪用公司资金或者将公司资金借贷给他人，不得将公司资产以其个人名义或者以其他名义开立帐户存储，不得以公司资产为本公司的股东或者其他个人债务提供担保；及

（十二）未经股东大会在知情的情况下同意，不得泄露其在任职期间所获得的涉及本公司的机密信息；除非以公司利益为目的，亦不得利用该信息；但是，在下列情况下，可以向法院或者其他政府主管机构披露该信息：
（1）法律有规定；
（2）公众利益有要求；

（3）该董事、监事、总裁(经理)和其他高级管理人员本身的利益有要求。

第一百四十一条 公司董事、监事、总裁(经理)和其他高级管理人员，不得指使下列人员或者机构（“相关人”）作出董事、监事、总裁(经理)和其他高级管理人员不能作的事： 必备条款 117

（一）公司董事、监事、总裁(经理)和其他高级管理人员的配偶或者未成年子女；

（二）公司董事、监事、总裁(经理)和其他高级管理人员或者本条（一）项所述人员的信托人；

（三）公司董事、监事、总裁(经理)和其他高级管理人员或者本条（一）、（二）项所述人员的合伙人；

（四）由公司董事、监事、总裁(经理)和其他高级管理人员在事实上单独控制的公司，或者与本条（一）、（二）、（三）项所提及的人员或者公司其他董事、监事、总裁(经理)和其他高级管理人员在事实上共同控制的公司；及

（五）本条（四）项所指被控制的公司的董事、监事、总裁(经理)和其他高级管理人员。

第一百四十二条 公司董事、监事、总裁(经理)和其他高级管理人员所负的诚信义务不一定因其任期结束而终止，其对公司商业秘密保密的义务在其任期结束后仍有效。其他义务的持续期应当根据公平的原则决定，取决于事件发生时与离任之间时间的长短，以及与公司的关系在何种情形和条件下结束。 必备条款 118

第一百四十三条 公司董事、监事、总裁(经理)和其他高级管理人员因违反某项具体义务所负的责任，可以由股东大会在知情的情况下解除，但是本章程第 51 条所规定的情形除外。 必备条款 119

第一百四十四条 公司董事、监事、总裁(经理)和其他高级管理人员，直接或者间接与公司已订立的或者计划中的合同、交易、安排有重要利害关系时（公司与董事、监事、总裁(经理)和其他高级管理人员的聘任合同除外），不论有关事项在正常情况下是否需要董事会批准同意，均应当尽快向董事会披露其利害关系的性质和程度。 必备条款 120

董事与董事会会议决议事项所涉及的企业有关联关系的（指在交易对方任职董事或高级管理人员，或能直接或间接控制交易对方的法人单位、或该交易对方直接或间接控制的法人单位任职董事或高级管理人员），不得对该项决议行使表决权，也不得代

理其他董事行使表决权并回避该项决议的表决。该董事会会议由过半数的无关联关系董事出席即可举行，董事会会议所作决议须经无关联关系董事过半数通过。 上市规则附录3第4（1）条

董事不得就任何董事会决议批准其或其任何联系人（按适用的不时生效的证券上市规则的定义）拥有重大权益的合同、交易或安排或任何其他相关建议进行投票，亦不得列入会议的法定人数。

除非有利害关系的公司董事、监事、总裁（经理）和其他高级管理人员按照本条前款的要求向董事会做了披露，并且董事会在不将其计入法定人数，亦未参加表决的会议上批准了该事项，公司有权撤消该合同、交易或者安排，但在对方是对有关董事、监事、总裁（经理）和其他高级管理人员违反其义务的行为不知情的善意当事人的情形下除外。

公司董事、监事、总裁(经理)和其他高级管理人员的相关人或联系人与某合同、交易、安排有利害关系的，有关董事、监事、总裁(经理)和其他高级管理人员也应被视为有利害关系。

第一百四十五条 如果公司董事、监事、总裁(经理)和其他高级管理人员在公司首次考虑订立有关合同、交易、安排前以书面形式通知董事会，声明由于通知所列的内容，公司日后达成的合同、交易、安排与其有利害关系，则在通知阐明的范围内，有关董事、监事、总裁(经理)和其他高级管理人员视为做了本章前条所规定的披露。 必备条款121

第一百四十六条 公司不得以任何方式为其董事、监事、总裁(经理)和其他高级管理人员缴纳税款。 必备条款122

第一百四十七条 公司不得直接或者间接向本公司和其母公司的董事、监事、总裁(经理)和其他高级管理人员提供贷款、贷款担保；亦不得向前述人员的相关人提供贷款、贷款担保。 必备条款123

前款规定不适用于下列情形：

（一）公司向其子公司提供贷款或者为子公司提供贷款担保；

（二）公司根据经股东大会批准的聘任合同，向公司的董事、监事、总裁（经理）和其他高级管理人员提供贷款、贷款担保或者其他款项，使之支付为了公司目的或者为了履行其公司职责所发生的费用；及

（三）如公司的正常业务范围包括提供贷款、贷款担保，公司可以向有关董事、监事、总裁(经理)和其他高级管理人员及其

相关人提供贷款、贷款担保，但提供贷款、贷款担保的条件应当是正常商务条件。

第一百四十八条 公司违反前条规定提供贷款的，不论其贷款条件如何，收到款项的人应当立即偿还。 必备条款 124

第一百四十九条 公司违反第 147 条第一款的规定所提供的贷款担保，不得强制公司执行；但下列情况除外： 必备条款 125

（一）向公司或者其母公司的董事、监事、总裁(经理)和其他高级管理人员的相关人提供贷款时，提供贷款人不知情的；或

（二）公司提供的担保物已由提供贷款人合法地售予善意购买者的。

第一百五十条 本章前述条款中所称担保，包括由保证人承担责任或者提供财产以保证义务人履行义务的行为。 必备条款 126

第一百五十一条 公司董事、监事、总裁(经理)和其他高级管理人员违反对公司所负的义务时，除法律、行政法规规定的各种权利、补救措施外，公司有权采取以下措施： 必备条款 127

（一）要求有关董事、监事、总裁(经理)和其他高级管理人员赔偿由于其失职给公司造成的损失；

（二）撤销任何由公司与有关董事、监事、总裁(经理)和其他高级管理人员订立的合同或者交易，以及由公司与第三人（当第三人明知或者理应知道代表公司的董事、监事、总裁(经理)和其他高级管理人员违反了对公司应负的义务）订立的合同或者交易；

（三）要求有关董事、监事、总裁(经理)和其他高级管理人员交出因违反义务而获得的收益；

（四）追回有关董事、监事、总裁(经理)和其他高级管理人员收受的本应为公司所收取的款项，包括（但不限于）佣金；

（五）要求有关董事、监事、总裁(经理)和其他高级管理人员退还因本应交予公司的款项所赚取的、或者可能赚取的利息；及

（六）采取法律程序裁定让董事、监事、总裁(经理)和其他高级管理人员因违反义务所获得的财物归公司所有。

第一百五十二条 公司应当就报酬事项与公司董事、监 必备条款 128

事订立书面合同，并经股东大会事先批准。前述报酬事项包括：

（一）作为公司的董事、监事或者高级管理人员的报酬；
（二）作为公司的子公司的董事、监事或者高级管理人员的报酬；
（三）为公司及其子公司的管理提供其他服务的报酬；及
（四）该董事或者监事因失去职位或者退休所获补偿的款项。

除按前述合同外，董事、监事不得因前述事项为其应获取的利益向公司提出诉讼。

第一百五十三条 公司在与公司董事、监事订立的有关报酬事项的合同中应当规定，当公司将被收购时，公司董事、监事在股东大会事先批准的条件下，有权取得因失去职位或者退休而获得的补偿或者其他款项。 必备条款 129

前款所称公司被收购是指下列情况之一：

（一）任何人向全体股东提出收购要约；或

（二）任何人提出收购要约，旨在使要约人成为控股股东。控股股东的定义与本章程第 52 条中的定义相同。

如果有关董事、监事不遵守本条规定，其收到的任何款项，应当归那些由于接受前述要约而将其股份出售的人所有，该董事、监事应当承担因按比例分发该等款项所产生的费用，该费用不得从该等款项中扣除。

第十五章 财务会计制度与利润分配

第一百五十四条 公司依照法律、行政法规和国务院财政主管部门制定的中国会计准则的规定，制定本公司的财务会计制度。 必备条款 130

第一百五十五条 公司应当在每一会计年度终了时制作财务报告，并依法经会计师事务所审计。 必备条款 131

公司会计年度采用公历日历年历，即每年公历一月一日起至十二月三十一日止为一会计年度。

第一百五十六条 公司董事会应当在每次股东年会上，向股东呈交有关法律、行政法规、地方政府及主管部门颁布的规范性文件所规定由公司准备的财务报告。 必备条款 132

第一百五十七条 公司的财务报告应当在召开股东大会年会的二十日以前置备于本公司，供股东查阅。公司的每个股东都有权得到本章中所提及的财务报告。 必备条款 133

公司至少应当在股东大会年会召开前二十一日将董事会报告复印本连同资产负债表（包括适用法定须附录于资产负债表的每份文件）及损益表（含前述财务报告）以邮资已付的邮件寄给每个境外上市外资股股东，收件人地址以股东的名册登记的地址为准。	补充修改意见的函七 上市规则附录3第5条
第一百五十八条 公司的财务报表除应当按中国会计准则及法规编制外，还应当按国际或者境外上市地会计准则编制。如按两种会计准则编制的财务报表有重要出入，应当在财务报表附注中加以注明。公司在分配有关会计年度的税后利润时，以前述两种财务报表中税后利润数较少者为准。	必备条款134
第一百五十九条 公司公布或者披露的中期业绩或者财务资料应当按中国会计准则及法规编制，同时按国际或者境外上市地会计准则编制。	必备条款135
第一百六十条 公司每一会计年度公布两次财务报告，即在一会计年度的前六个月结束后的六十天内公布中期财务报告，会计年度结束后的一百二十天内公布年度财务报告。	必备条款136
第一百六十一条 公司除法定的会计帐册外，不得另立会计帐册。	必备条款137
第一百六十二条 公司设立董事会基金，每年提取一次，提取的最高限额为当年税前利润的千分之一。董事会基金主要用于奖励有特殊贡献的董事、监事、总裁(经理)、其他高级管理人员和公司员工或作为董事、监事、总裁(经理)和其他高级管理人员风险基金的来源，具体管理办法由薪酬委员会另行制定。	
公司建立董事、监事、总裁(经理)和其他高级管理人员责任保险制度。	
第一百六十三条 资本公积金包括下列款项： （一）超过股票面额发行所得的溢价款； （二）国务院财政主管部门规定列入资本公积金的其他收入。	必备条款138
第一百六十四条 公司可以下列形式（或同时采取两种形式）分配股利： （一）现金； （二）股票。	必备条款139
公司向内资股股东支付股利以及其他款项，以人民币计价和	

宣布，在股利宣布之日后三个月内用人民币支付；公司向外资股股东支付股利及其他款项，以人民币计价和宣布，在股利宣布之日后三个月内以外币支付。兑换率应以宣派股利或其他分派当日前五个工作天中国人民银行公布的相关外币兑人民币的平均收市价折算，公司需向外资股股东支付的外币，应当按照国家有关外汇管理的规定办理。公司股利的分配由股东大会以普通决议授权董事会实施。

第一百六十五条 公司缴纳有关税项后的利润，按下列顺序分配：

（一）弥补亏损；
（二）提取法定公积金；
（三）提取任意公积金；
（四）支付股东股利。

本条（三）和（四）项在某一年度的具体分配比例，由董事会根据经营状况和发展需要拟订，并经股东大会审批。

股东对其在催缴股款前已缴付任何股份的股款均享有利息，惟股东无权就其预缴股款参与其后宣派的股息。

上市规则附录3第3（1）条

第一百六十六条 公司在弥补亏损，提取法定公积金前，不得分配股利。

公司的法定公积金用于弥补公司的亏损、扩大公司生产经营或者转为增加公司的资本。但是，资本公积金将不用于弥补公司的亏损。法定公积金转为资本时，所留存的该项公积金不少于转增前公司注册资本的25%。

第一百六十七条 公司应提取利润的10%作为法定公积金，法定公积金已达注册资本50%时可不再提取。

第一百六十八条 任意公积金按照股东大会决议从公司利润中另外提取。

第一百六十九条 公司应当为持有境外上市外资股股份的股东委任收款代理人。收款代理人应当代有关股东收取公司就境外上市外资股股份分配的股利及其他应付的款项。

必备条款140

公司委任的收款代理人应当符合上市地法律或者证券交易所有关规定的要求。

公司委任的香港联交所上市的境外上市外资股股东的收款代

补充修改意见的函八/上市规则附录13D第1节（c）

理人，应当为依照香港《受托人条例》注册的信托公司。

上市规则附录3第3（2）条

在遵守中国有关法律、法规的前提下，对于无人认领的股利，公司可行使没收权力，但该权力在适用的有关诉讼时效届满前不得行使。

上市规则附录3第13(1)条

公司有权终止以邮递方式向某境外上市外资股持有人发送股息券，但公司应在股息券连续两次未予提现后方可行使此项权力。然而，如股息券在初次未能送达收件人而遭退回后，公司亦可行使此项权力。

关于行使权力发行认股权证予持有人，除非公司确实相信原本的认股权证已被毁灭，否则不得发行任何新认股权证代替遗失的认股权证。

公司有权按董事会认为适当的方式出售未能联络的境外上市外资股股东的股票，但必须遵守以下的条件：

上市规则附录3第13(2)条

（1） 有关股份于十二年内最少应已派发三次股利，而于该段期间无人认领股利；及

（2） 公司于十二年的期间届满后，于公司上市地的一份或以上的报章刊登公告，说明其拟将股份出售的意向，并知会该等股份上市的证券交易所。

第十六章 会计师事务所的聘任

第一百七十条 公司应当聘用符合国家有关规定的、独立的会计师事务所，审计公司的年度财务报告及其他财务报告。 必备条款141

第一百七十一条 公司聘用会计师事务所的聘期，自公司本次股东年会结束时起至下次股东年会结束时止。 必备条款142

第一百七十二条 经公司聘用的会计师事务所享有下列权利： 必备条款143

（一）随时查阅公司的帐簿、记录或者凭证，并有权要求公司的董事、总裁(经理)或者其他高级管理人员提供有关资料和说明；

（二）要求公司采取一切合理措施，从其子公司取得该会计师事务所为履行职务而必需的资料和说明；

（三）列席股东会议，得到任何股东有权收到的会议通知或者与会议有关的其他信息，在任何股东会议上就涉及其作为公司的会计师事务所的事宜发言。

第一百七十三条 如果会计师事务所职位出现空缺，董事会在股东大会召开前，可以委任会计师事务所填补该空缺。但在空缺持续期间，公司如有其他在任的会计师事务所，该等会计师事务所仍可行事。

必备条款144

第一百七十四条 不论会计师事务所与公司订立的合同条款如何规定，股东大会可以在任何会计师事务所任期届满前，通过普通决议决定将该会计师事务所解聘。有关会计师事务所如有因被解聘而向公司索偿的权利，有关权利不因此而受影响。

必备条款145

第一百七十五条 会计师事务所的报酬或者确定报酬的方式由股东大会决定。由董事会聘任的会计师事务所的报酬由董事会确定。

必备条款146

第一百七十六条 公司聘用、解聘或者不再续聘会计师事务所由股东大会作出决定，并报国务院证券主管机构备案。

必备条款147

股东大会在拟通过决议，聘任一家非现任的会计师事务所，以填补会计师事务所职位的任何空缺，或续聘一家由董事会聘任填补空缺的会计师事务所或解聘一家任期未届满的会计师事务所时，应当按以下规定办理：

补充修改意见的函九
上市规则附录13D第1节（e）（i）

（一）有关聘任或解聘的提案在股东大会会议通知发出之前，应当送给拟聘任的或拟离任的或在有关会计年度已离任的会计师事务所。

离任包括被解聘、辞聘和退任。

（二）如果即将离任的会计师事务所作出书面陈述，并要求公司将该陈述告知股东，公司除非收到书面陈述过迟，否则应当采取以下措施：

（1）在为作出决议而发出的通知上说明将离任的会计事务所作出了陈述；及

（2）将陈述副本作为通知的附件以章程规定的方式送给股东。

（三）公司如果未将有关会计师事务所的陈述按本款（二）项的规定送出，有关会计师事务所可要求该陈述在股东大会上宣读，并可以进一步作出申诉。

（四）离任的会计师事务所有权出席以下的会议：

（1） 其任期应到期的股东大会；

（2） 为填补因其被解聘而出现空缺的股东大会；及

（3） 因其主动辞聘而召集的股东大会。

离任的会计师事务所有权收到上述会议的所有通知或与会议

有关的其他信息，并在前述会议上就涉及其作为公司前会计师事务所的事宜发言。

第一百七十七条 公司解聘或者不再续聘会计师事务所，应当事先通知会计师事务所，会计师事务所有权向股东大会陈述意见。会计师事务所提出辞聘的，应当向股东大会说明公司有无不当情事。 必备条款148

（一）会计师事务所可以用把辞聘书面通知置于公司法定地址的方式辞去其职务。通知在其置于公司法定地址之日或者通知内注明的较迟的日期生效。该通知应当包括下列陈述： 补充修改意见的函十 上市规则附录13D第1节(e)(ii)

（1） 认为其辞聘并不涉及任何应该向公司股东或债权人交代情况的声明；或

（2） 任何该等应交代情况的陈述。

（二）公司收到本条（一）项所指的书面通知的14日内，须将该通知复印件送出给有关主管之机关。如果通知载有本条（一）（2）项提及的陈述，公司应当将该陈述的副本备置于公司，供股东查阅。公司还应将前述陈述副本以邮资已付的邮件寄给每个有权得到公司财务状况报告的股东，受件人地址以股东的名册登记的地址为准。 上市规则附录13D1节（3）（ii）

（三）如果会计师事务所的辞职通知载有本条（一）（2）项所提及的陈述，会计师事务所可要求董事会召集临时股东大会，听取其就辞职有关情况作出的解释。 上市规则附录13D第1（e）（iv）

第十七章 保险

第一百七十八条 公司的各项保险均应按照有关中国保险法律的规定由公司董事会讨论决定投保。

第十八章 劳动制度

第一百七十九条 公司根据业务发展的需要，在国家有关法律、法规规定的范围内自行招聘、辞退员工，实行劳动合同制。

第一百八十条 公司根据国家有关规定、公司章程及公司的经济效益，决定本公司的劳动工资制度及支付方式。

第一百八十一条 公司努力提高职工的福利待遇，不断改善职工的劳动条件和生活条件。

第一百八十二条 公司按照国家有关法律、法规的规定，提取职工医疗、退休、待业保险基金，建立劳动保险制度。

第十九章　工会组织

第一百八十三条　公司职工依法组织工会，开展工会活动，维护职工的合法权益。公司应当为公司工会提供必要的活动条件。

第二十章　公司的合并与分立

第一百八十四条　公司合并或者分立，应当由公司董事会提出方案，按本章程规定的程序通过后，依法办理有关审批手续。反对公司合并、分立方案的股东，有权要求公司或者同意公司合并、分立方案的股东，以公平价格购买其股份。公司合并、分立决议的内容应当作成专门文件，供股东查阅。　必备条款 149

前述文件还应当以邮件方式送达给每个境外上市外资股股东。

第一百八十五条　公司合并可以采取吸收合并和新设合并两种形式。　必备条款 150

公司合并，应当由合并各方签订合并协议，并编制资产负债表及财产清单。公司应当自作出合并决议之日起十日内通知债权人，并于三十日内在报纸上公告。债权人自接到通知书之日起三十日内，未接到通知书的自公告之日起四十五日内，可以要求公司清偿债务或者提供相应的担保。

公司合并后，合并各方的债权、债务，由合并后存续的公司或者新设的公司承继。

第一百八十六条　公司分立，其财产应当作相应的分割。　必备条款 151

公司分立，应当由分立各方签订分立协议，并编制资产负债表及财产清单。公司应当自作出分立决议之日起十日内通知债权人，并于三十日内在报纸上公告。

公司分立前的债务按所达成的协议由分立后的公司承担。

第一百八十七条　公司合并或者分立，登记事项发生变更的，应当依法向公司登记机关办理变更登记；公司解散的，依法办理公司注销登记；设立新公司的，依法办理公司设立登记。　必备条款 152

第二十一章　公司解散和清算

第一百八十八条　公司有下列情形之一的，应当解散并依法进行清算：　必备条款 153

（一）股东大会决议解散；
（二）因公司合并或者分立需要解散；
（三）公司因不能清偿到期债务被依法宣告破产；
（四）公司违反法律、行政法规被依法责令关闭。

第一百八十九条 公司因前条（一）项规定解散的，应当在十五日之内成立清算组，并由股东大会以普通决议的方式确定其人选。 必备条款 154

公司因前条（三）项规定解散的，由人民法院依照有关法律的规定，组织股东、有关机关及有关专业人员成立清算组，进行清算。

公司因前条（四）项规定解散的，由有关主管机关组织股东、有关机关及有关专业人员成立清算组，进行清算。

第一百九十条 如董事会决定公司进行清算（因公司宣告破产而清算的除外），应当在为此召集的股东大会的通知中，声明董事会对公司的状况已经做了全面的调查，并认为公司可以在清算开始后十二个月内全部清偿公司债务。 必备条款 155

股东大会进行清算的决议通过之后，公司董事会的职权立即终止。

清算组应当遵循股东大会的指示，每年至少向股东大会报告一次清算组的收入和支出，公司的业务和清算的进展，并在清算结束时向股东大会作最后报告。

第一百九十一条 清算组应当自成立之日起十日内通知债权人，并于六十日内在报纸上公告。清算组应当按法律规定对债权进行登记。 必备条款 156

第一百九十二条 清算组在清算期间行使下列职权： 必备条款 157

（一）清理公司财产，分别编制资产负债表和财产清单；
（二）通知或者公告债权人；
（三）处理与清算有关的公司未了结的业务；
（四）清缴所欠税款以及清算过程中产生的税款；
（五）清理债权、债务；
（六）处理公司清偿债务后的剩余财产；
（七）代表公司参与民事诉讼活动。

第一百九十三条 清算组在清理公司财产、编制资产负债表和财产清单后，应当制定清算方案，并报股东大会或者有关 必备条款 158

主管机关确认。

清算费用，包括清算成员和顾问的报酬，须在清偿其它债权人债务之前，优先从公司财产中拨付。

在股东大会决议解散公司或在公司依法被宣告破产或被责令关闭后，任何人未经清算组的许可不得处分公司财产。

公司财产按下列顺序清偿：支付清算费用、职工工资、社会保险费用和法定补偿金，缴纳所欠税款，清偿公司债务。

公司财产按前款规定清偿后的剩余财产，由公司股东按其持有股份的种类和比例进行分配。

清算期间，公司存续，但不得开展与清算无关的经营活动。

第一百九十四条 因公司解散而清算，清算组在清理公司财产、编制资产负债表和财产清单后，发现公司财产不足清偿债务的，应当立即向人民法院申请宣告破产。 必备条款159

公司经人民法院裁定宣告破产后，清算组应当将清算事务移交给人民法院。

第一百九十五条 公司清算结束后，清算组应当制作清算报告以及清算期内收支报表和财务帐册，经中国注册会计师验证后，报股东大会或者有关主管机关确认。 必备条款160

清算组应当自股东大会或者有关主管机关确认之日起 30 日内，将前述文件报送公司登记机关，申请注销公司登记，公告公司终止。

第二十二章 公司章程的修订程序

第一百九十六条 公司根据法律、行政法规及本章程的规定，可以修改本章程。 必备条款161

第一百九十七条 本章程的修改，涉及《必备条款》内容的，经国务院授权的公司审批部门和国务院证券主管机构批准后生效；涉及公司登记事项的，应当依法办理变更登记。 必备条款162

第二十三章 通知

第一百九十八条 除本章程另有规定外，公司发给境外上市外资股股东的通知，如以公告形式发出，则按当地上市规则的要求于同一日分别在香港的一份主要的英文和主要的中文报刊 上市规则附录3第7（1）及（3）条

上，以中文和英文刊登（如果上市规则要求的话）。此外，必须根据每一境外上市外资股股东名册登记的地址，由专人或以预付邮资函件方式送达，以便股东有充分通知和足够时间行使其权利或按通知的条款行事。

第一百九十九条 通知以邮递方式送交时，只须清楚地写明地址、预付邮资，并将通知放置信封内，而包含该通知的信封投入邮箱内即视为发出，并在发出 48 小时后，视为已收悉。

第二十四章 争议的解决

第二百条 本公司遵从下述争议解决规则：

补充修改意见的函十一
必备条款 163

（一）凡境外上市外资股股东与公司之间，境外上市外资股股东与公司董事、监事、总裁(经理)或者其他高级管理人员之间，境外上市外资股股东与内资股股东之间，基于本章程、《公司法》及其他有关法律、行政法规所规定的权利义务发生的与公司事务有关的争议或者权利主张，有关当事人应当将此类争议或者权利主张提交仲裁解决。

前述争议或者权利主张提交仲裁时，应当是全部权利主张或者争议整体；所有由于同一事由有诉因的人或者该争议或权利主张的解决需要其参与的人，如果其身份为公司或公司股东、董事、监事、总裁(经理)或者其他高级管理人员，应当服从仲裁。

有关股东界定、股东名册的争议，可以不用仲裁方式解决。

（二）申请仲裁者可以选择中国国际经济贸易仲裁委员会按其仲裁规则进行仲裁，也可以选择香港国际仲裁中心按其证券仲裁规则进行仲裁。申请仲裁者将争议或者权利主张提交仲裁后，对方必须在申请者选择的仲裁机构进行仲裁。

如申请仲裁者选择香港国际仲裁中心进行仲裁，则任何一方可以按香港国际仲裁中心的证券仲裁规则的规定请求该仲裁在深圳进行。

（三）以仲裁方式解决因（一）项所述争议或者权利主张，适用中华人民共和国的法律；但法律、行政法规另有规定的除外。

（四）仲裁机构作出的裁决是终局裁决，对各方均具有约束力。

第二十五章 附 则

第二百零一条 本章程所称“以上”、“以内”、“以

下”，都含本数；“超过”、“以外”不含本数。

第二百零二条 本章程中所称会计师事务所的含义与“核数师”相同。 必备条款165

第二百零三条 本章程以中文书写。其他语种的版本与中文版本产生歧义时，以中文版本为准。

本章程的解释权属于公司董事会，本章程未尽事宜，由董事会提交股东大会决议通过。



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888
www.pwchk.com

RECEIVED
2007 MAR 13 A 11: 25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

The Directors
China Coal Energy Company Limited
1 Huangsi Street
Chaoyang District, Beijing
THE PEOPLE'S REPUBLIC OF CHINA

6 December 2006

Our Ref: RJD.RL/06060855.A100

Dear Sirs

Statement of Adjustments

We refer to our accountants' report dated 6 December 2006, addressed to the directors of China Coal Energy Company Limited (the "Company") on the financial information of the Company and its subsidiaries for inclusion in the prospectus of the Company dated 6 December 2006.

We attach hereto a statement, initialled by us for the purposes of identification, which sets out the adjustments made in arriving at the financial information upon which our report was given and the reasons for making such adjustments. We confirm that in our opinion only such adjustments have been made to the combined income statement and combined balance sheet in respect of each accounting period under review as are necessary, and that no other adjustments have been made thereto.

This letter is provided solely pursuant to paragraph 4.14 of the Rules Governing the Listing of Securities on the Main Board of The Stock Exchange of Hong Kong Limited and Section 342C of the Hong Kong Companies Ordinance and is not to be used for any other purpose.

Yours faithfully,

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888
www.pwchk.com

RECEIVED

**REPORT FROM REPORTING ACCOUNTANTS
ON UNAUDITED PRO FORMA FINANCIAL INFORMATION
TO THE DIRECTORS OF CHINA COAL ENERGY COMPANY LIMITED**

We report on the unaudited pro forma financial information of China Coal Energy Company Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") set out on pages II-1 to II-2 under the headings of "Unaudited Pro Forma Adjusted Net Tangible Assets Statement" and "Unaudited Pro Forma Forecast Earnings Per Share" (collectively the "Unaudited Pro Forma Financial Information") in Appendix II to the Company's prospectus dated 6 December 2006, in connection with the proposed initial public offering of the shares of the Company on the Main Board of The Stock Exchange of Hong Kong Limited (the "Prospectus"). The Unaudited Pro Forma Financial Information has been prepared by the directors of the Company (the "Directors"), for illustrative purposes only, to provide information about how the proposed initial public offering might have affected the relevant financial information of the Group. The basis of preparation of the Unaudited Pro Forma Financial Information is set out on pages II-1 to II-2 of Appendix II to the Prospectus.

Respective Responsibilities of Directors of the Company and Reporting Accountants

It is the responsibility solely of the Directors to prepare the Unaudited Pro Forma Financial Information in accordance with rule 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

It is our responsibility to form an opinion, as required by rule 4.29(7) of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of Opinion

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the HKICPA. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the audited combined net assets of the Group attributable to equity holders of the Company as of 30 June 2006 and unaudited forecast consolidated profit attributable to equity holders of the Company for the year ending 31 December 2006 with the accountants' report as set out in Appendix I to the Prospectus and profit forecast as set out in the section headed "Financial Information" in the Prospectus, respectively, considering the evidence supporting the adjustments and discussing the Unaudited Pro Forma Financial Information with the Directors.

REPORT FROM REPORTING ACCOUNTANTS
ON UNAUDITED PRO FORMA FINANCIAL INFORMATION
TO THE DIRECTORS OF CHINA COAL ENERGY COMPANY LIMITED
(CONTINUED)

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Unaudited Pro Forma Financial Information has been properly compiled by the Directors on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to rule 4.29(1) of the Listing Rules.



Our work has not been carried out in accordance with auditing standards or other standards and practices generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board of the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

The Unaudited Pro Forma Financial Information is for illustrative purposes only, based on the judgements and assumptions of the Directors, and because of its hypothetical nature, it does not provide any assurance or indication that any event will take place in the future and may not be indicative of:

- the financial positions of the Group as at 30 June 2006 or any future dates, or
- the earnings per share of the Group for the year ending 31 December 2006 or any future periods.

Opinion

In our opinion:

(a) the Unaudited Pro Forma Financial Information has been properly compiled by the Directors on the basis stated;
(b) such basis is consistent with the accounting policies of the Group; and
(c) the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to rule 4.29(1) of the Listing Rules.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 6 December 2006

审 计 报 告

中天恒审字[2005]1019-7号

山西省平朔房地产开发有限公司：

我们审计了后附的山西省平朔房地产开发有限公司（以下简称房产公司）2004年12月31日的资产负债表和2004年度的利润及利润分配表、现金流量表、资产减值准备及资产损失情况表、所有者权益（或股东权益）增减变动表、应上交应弥补款项表。这些会计报表的编制是房产公司管理当局的责任，我们的责任是在实施审计工作的基础上对这些会计报表发表意见。

我们按照中国注册会计师独立审计准则计划和实施审计工作，以合理确信会计报表是否不存在重大错报。审计工作包括在抽查的基础上检查支持会计报表金额和披露的证据，评价管理当局在编制会计报表时采用的会计政策和做出的重大会计估计，以及评价会计报表的整体反映。我们相信，我们的审计工作为发表意见提供了合理的基础。

我们认为，上述会计报表符合国家颁布的企业会计准则和《企业会计制度》及其他财务会计法规的规定，在所有重大方面公允反映了房产公司 2004 年 12 月 31 日的财务状况以及2004年度的经营成果和现金流量。

附件：

1. 资产负债表
2. 利润及利润分配表
3. 现金流量表
4. 资产减值准备及资产损失情况表
5. 所有者权益（或股东权益）增减变动表
6. 应上交应弥补款项表会计报表
7. 会计报表附注

北京中天恒会计师事务所有限责任公司
地址：北京市海淀区中关村南大街1号
韦伯时代大厦C座2306室
电话：(010) 88579518/19
传真：(010) 88571033
邮编：100081

中国注册会计师：高雅青

中国注册会计师：冯维岭

2005年03月14日

附送1-1

资产负债表

2004年12月31日

单位名称：山西省平朔房地产开发有限公司　　　　　　　　　　　　　　　　　　　　　　　　　　　　单位：人民币元

资产	行次	2003年12月31日	2004年12月31日	负债及所有者权益	行次	2003年12月31日	2004年12月31日
货币资金	1	8,336,277.26	1,015,815.59	短期借款	45	1,500,000.00	-
短期投资	2	-	-	应付票据	46	-	-
应收票据	3	-	-	应付账款	47	9,479,512.92	23,241,739.33
应收股利	4	-	-	预收账款	48	30,093,118.45	10,943,860.60
应收利息	5	-	-	应付工资	49	342,282.80	761,372.50
应收账款	6	-	12,965,726.07	应付福利费	50	-	138,382.86
其他应收款	7	17,054,920.34	8,503,337.40	应付利润（股利）	51	-	-
预付账款	8	10,426,166.93	9,444,099.67	应付利息	52	-	-
期货保证金	9	-	-	应交税金	53	223,452.16	749,056.58
应收补贴款	10	-	-	其他应交款	54	15,384.62	9,967.25
应收出口退税	11	-	-	其他应付款	55	18,217,643.74	9,126,736.07
存货	12	37,207,319.18	18,547,541.31	预提费用	56	651,350.00	153,926.00
其中:原材料	13	2,058,481.41	525,859.68	预计负债	57	-	-
产成品(库存商品)	14	70,447.27	70,447.27	递延收益	58	-	-
待摊费用	15	87,027.60	-	一年内到期的长期负债	59	-	-
待处理流动资产净损失	16	-	-	其他流动负债	60	-	-
一年内到期的长期债权投资	17	-	-	流动负债合计	61	60,522,744.69	45,125,041.19
其他流动资产	18	-	10,906,740.68	长期借款	62		
流动资产合计	19	73,111,711.31	61,383,260.72	应付债券	63		
长期投资:	20	-	-	长期应付款	64		
其中：长期股权投资	21			专项应付款	65		
长期债权投资	22			其他长期负债	66		
*合并价差	23			其中：特准储备物资	67		
长期投资合计	24	-	-	长期负债合计	68	-	-
固定资产原价	25	11,013,721.44	8,815,499.62	递延税款贷项	69		
减：累计折旧	26	4,148,005.91	3,832,705.12	负债合计	70	60,522,744.69	45,125,041.19
固定资产净值	27	6,865,715.53	4,982,794.50	*少数股东权益	71		
减：固定资产减值准备	28	-	326,406.00	实收资本	72	45,458,517.50	45,458,517.50
固定资产净额	29	6,865,715.53	4,656,388.50	国家资本	73	-	-
工程物资	30			集体资本	74	-	-
在建工程	31	40,471.15		法人资本	75	45,458,517.50	45,458,517.50
固定资产清理	32			其中：国有法人资本	76	45,458,517.50	45,458,517.50
待处理固定资产净损失	33			集体法人资本	77	-	-
固定资产合计	34	6,906,186.68	4,656,388.50	个人资本	78	-	-
无形资产	35			外商资本	79	-	-
其中：土地使用权	36			资本公积	80	-	-
长期待摊费用（递延资产）	37	122,418.00		盈余公积	81	-	-
其中：固定资产修理	38			其中：法定公益金	82	-	-
固定资产改良支出	39			*未确认的投资损失（以"-"号填列	83	-	-
其他长期资产	40			未分配利润	84	-25,840,946.20	-24,543,909.47
其中：特准储备物资	41			其中：现金股利	85	-	-
无形资产及递延资产合计	42	122,418.00	-	外币报表折算差额	86	-	-
递延资产借项	43			所有者权益小计	87	19,617,571.30	20,914,608.03
				减：未处理资产损失	88		
				所有者权益合计	89	19,617,571.30	20,914,608.03
资产总计	44	80,140,315.99	66,039,649.22	负债及所有者权益总计	90	80,140,315.99	66,039,649.22

附送1-2

利润及利润分配表

2004年度

单位名称：山西省平朔房地产开发有限公司　　　　单位：人民币元

项目	行次	上年累计数	本年累计数
一、主营业务收入	1	45,854,383.53	101,170,687.15
其中：出口产品（商品）销售收入	2		
进口产品（商品）销售收入	3		
减：折扣与折让	4		
二、主营业务收入净额	5	45,854,383.53	101,170,687.15
减：（一）主营业务成本	6	41,273,131.51	88,286,767.67
其中：出口产品（商品）销售成本	7	-	-
（二）主营业务税金及附加	8	189,932.68	1,148,519.77
（三）经营费用	9	-	-
（四）其他	10	-	-
加：（一）递延收益	11		
（二）代购代销收入	12		
（三）其他	13		
三、主营业务利润	14	4,391,319.34	11,735,399.71
加：其他业务利润	15	48,310.07	114,799.67
减：（一）营业费用	16	-	-
（二）管理费用	17	10,270,383.68	9,912,817.46
（三）财务费用	18	81,120.94	-113,975.73
其中：利息支出	19	81,120.94	21,113.14
利息收入	20	-	135,088.87
汇兑净损失	21	-	-
（四）其他	22	-	-
四、营业利润	23	-5,911,875.21	2,051,357.65
加：（一）投资收益	24	-	-
（二）期货收益	25	-	-
（三）补贴收入	26	-	-
其中：补贴前亏损企业补贴收入	27	-	-
（四）营业外收入	28	-	262,532.33
其中：处置固定资产净收益	29	-	-
非货币交易收益	30	-	-
出售无形资产收益	31	-	-
罚款净收入	32	-	-
（五）其他	33	-	-
其中：用以前年度含量工资结余弥补利润	34	-	-
减：（一）营业外支出	35	-	383,157.10
其中处置固定资产净损失	36	-	-
出售无形资产损失	37	-	-
罚款支出	38	-	-
捐赠支出	39	-	-
（二）其他支出	40	-	-
其中：结转的含量工资包干结余	41	-	-
五、利润总额	42	-5,911,875.21	1,930,732.88
减：所得税	43	-	633,696.15

*少数股东损益	44	-	-
加：未确认的投资损失	45	-	-
六、净利润	46	-5,911,875.21	1,297,036.73
加：（一）年初未分配利润	47	-128,871.05	-25,840,946.20
（二）盈余公积补亏	48	-	-
（三）其他调整因素	49	-19,800,199.94	-
七、可供分配的利润	50	-25,840,946.20	-24,543,909.47
减：（一）提取法定盈余公积	51		
（二）提取法定公益金	52		
（三）提取职工奖励及福利基金	53		
（四）提取储备基金	54		
（五）提取企业发展基金	55		
（六）利润归还投资	56		
（七）补充流动资本	57		
（八）单项留用的利润	58		
（九）其他	59		
八：可供投资者分配的利润	60	-25,840,946.20	-24,543,909.47
减：（一）应付优先股股利	61		
（二）提取任意盈余公积	62		
（三）应付普通股股利	63		
（四）转作资本的普通股股利	64		
（五）其他	65		
九、未分配利润	66	-25,840,946.20	-24,543,909.47
其中：应由以后年度税前利润弥补的亏损	67		
一、出售、处置部门或被投资单位所得收益			
二、自然灾害发生的损失			
三、会计政策变更增加（或减少）的利润总额		-983.81	
四、会计估计变更增加（或减少）的利润总额			
五、债务重组损失			
六、其他非经营性损益			

附送1-3

现 金 流 量 表

2004年度

单位名称：山西省平朔房地产开发有限公司　　　　单位:人民币元

项　目	行次	金额	项　目	行次	金额	项　目	行次	金额
一、经营活动产生的现金流量：	1		三、筹资活动产生的现金流量	25		固定资产报废损失	49	-
销售商品、提供劳务收到的现金	2	75,613,512.51	吸收投资所收到的现金	26		财务费用	50	-113,975.73
收到的税费返还	3	-	借款所收到的现金	27		投资损失（减：收益）	51	-
收到的其他与经营活动有关的现金	4	31,462,709.46	收到的其他与筹资活动有关的现金	28		递延税款贷项（减：借项）	52	-
现金流入小计	5	107,076,221.97	现金流入小计	29	-	存货的减少（减：增加）	53	18,659,777.87
购买商品、接受劳务支付的现金	6	64,122,111.27	偿还债务所支付的现金	30	-	经营性应收项目的减少（减：增加）	54	-3,432,075.87
支付给职工以及为职工支付的现金	7	5,469,077.68	分配股利利润或偿付利息所支付的现金	31	-	经营性应付项目的增加（减：减少）	55	-23,679,084.02
支付的各项税费	8	2,302,911.15	支付的其他与筹资活动有关的现金	32	-	其他	56	-
支付的其他与经营活动有关的现金	9	42,369,781.54	现金流出小计	33	-	经营活动产生的现金流量净额	57	-7,187,659.67
现金流出小计	10	114,263,881.64	筹资活动产生的现金流量净额	34	-	2、不涉及现金收支的投资和筹资活动	58	
经营活动产生的现金流量净额	11	-7,187,659.67	四、汇率变动对现金的影响	35		债务转为资本	59	
二、投资活动产生的现金流量	12		五、现金及现金等价物净增加额	36	-7,320,461.67	一年内到期的可转换公司债券	60	
收回投资所收到的现金	13		补充资料：	37		融资租入固定资产	61	
其中：出售子公司所收到的现金	14		1、将净利润调节为经营活动的现金流量	38		其他	62	
取得投资收益所收到的现金	15		净利润	39	1,297,036.73	3、现金及现金等价物净增加情况	63	
处置固定资产、无形资产和其他长期资产而收回的现金净额	16		加：*少数股东损益	40	-	现金的期末余额	64	1,015,815.59
收到的其他与投资活动有关的现金	17		减：*未确认的投资损失	41	-	减：现金的期初余额	65	8,336,277.26
现金流入小计	18		加：计提的资产减值准备	42	-303,547.68	加：现金等价物的期末余额	66	
购建固定资产、无形资产和其他资产所支付的现金	19	132,802.00	固定资产折旧	43	654,316.28	减：现金等价物的期初余额	67	
投资所支付的现金	20	-	无形资产摊销	44	-	现金及现金等价物净增加额	68	-7,320,461.67
其中：购买子公司所支付的现金	21	-	待摊费用减少：（减：增加）	45	162,889.15			
支付的其他与投资活动有关的现金	22	-	长期待摊费用摊销	46	64,427.60			
现金流出小计	23	132,802.00	预提费用增加：（减：减少）	47	-497,424.00			
投资活动产生的现金流量净额	24	-132,802.00	处置固定资产、无形资产和其他长期资产损失（减：收益）	48	-			

附送1-4

资产减值准备及资产损失情况表

2004年12月31日

单位名称：山西省平朔房地产开发有限公司　　　　　　　　　　　　单位：人民币元

项目	行次	年初余额	本年增加数	本年转回(减少)数					年末余额	项目	行次	金额	项目	行次	金额
				因资产价值回升转回数	因发生事实损失冲销数	因出售资产转出数	其他原因转回(减少)数	合计							
栏次	0														
一、资产减值准备合计	1	4,921,432.44	3,812,434.67	-	-	-	4,857,043.44	4,857,043.44	3,876,823.67	二、资产损失及挂账合计	22	-	4、其他挂账	43	
（一）坏账准备	2	4,921,432.44	2,618,144.39	-	-	-	4,857,043.44	4,857,043.44	2,682,533.39	（一）原制度待处理资产净损失	23	-	（四）经营亏损挂账（按"+"号填列	44	
其中：应收账款	3	64,389.00	2,396,487.21				-	-	2,460,876.21	1、流动资产净损失	24		（五）已确认未消化的资产损失挂账	45	-
其他应收款	4	4,857,043.44	221,657.18				4,857,043.44	4,857,043.44	221,657.18	其中：坏账损失	25		三、当年处理以前年度损失和挂账	46	24,657,243.34
（二）短期投资	5	-	-					-	-	存货损失	26		其中：在当年损益中消化以前年度损失挂账	47	
其中：股票投资	6								-	短期投资损失	27			48	
债券投资	7								-	2、固定资产净损失	28			49	
（三）存货跌价准备	8	-	867,884.28	-	-	-	-	-	867,884.28	其中：固定资产盘亏	29			50	
其中：库存商品	9							-		固定资产毁损、报废	30			51	
原材料	10		867,884.28					-	867,884.28	固定资产盘盈	31			52	
（四）长期投资减值准备	11	-	-	-	-	-	-	-	-	3、长期投资损失	32			53	
其中：长期股权投资	12							-	-	4、无形资产损失	33			54	
长期债权投资	13							-	-	5、在建工程损失	34			55	
（五）固定资产减值准备	14	-	326,406.00	-	-	-	-	-	326,406.00	6、委托贷款损失	35			56	
其中：房屋、建筑物	15		72,041.00					-	72,041.00	（二）拟执行新制度清理的预计资产损失	36			57	
机器设备	16		254,365.00					-	254,365.00	其中：清产核资已确认的预计损失	37			58	
（六）无形资产减值准备	17	-	-	-	-	-	-	-	-	（三）资金挂账	38	-		59	
其中：专利权	18							-	-	1、政策性挂账	39			60	
商标权	19							-	-	2、应提未提形成的潜亏挂账	40			61	
（七）在建工程减值准备	20							-	-	其中：未足额计提的减值准备	41			62	
（八）委托贷款减值准备	21							-	-	3、应摊未摊形成的潜亏挂账	42			63	

附送1-5

所有者权益（或股东权益）增减变动表

2004年度

单位名称：山西省平朔房地产开发有限公司　　　　单位：人民币元

项目	行次	本年数	项目	行次	本年数	补充资料	行次	金额
一、实收资本	1		转增资本（或股本）	34		一、年初国有资本及权益总额	67	19,617,571.30
年初余额	2	45,458,517.50	分派现金股利或利润	35		二、本年国有资本及权益增加	68	4,857,043.44
本年增加数	3		分派股票股利	36		（一）国家、国有单位直接或追加投资	69	
其中：资本公积转入	4		年末余额	37	-	（二）无偿划入	70	
盈余公积转入	5		其中：法定盈余公积	38		（三）资产评估增加	71	
利润分配转入	6		储备基金	39		（四）清产核资增加	72	
新增资本（或股本）	7		企业发展基金	40		（五）产权界定增加	73	
本年减少数	8		四、法定公益金	41		（六）资本（股票）溢价	74	
年末余额	9	45,458,517.50	年初余额	42		（七）接受捐赠	75	
二、资本公积	10		本年增加数	43		（八）债权转股权	76	
年初余额	11		其中：从净利润中提取	44		（九）税收返还	77	
本年增加数	12		本年减少数	45		（十）补充流动资本	78	
其中：资本（或股本）溢价	13		其中：集体福利支出	46		（十一）减值准备转回	79	4,857,043.44
接受捐赠非现金资产准备	14		年末余额	47	-	（十二）会计调整	80	
接受现金捐赠	15		五、未分配利润	48		（十三）中央和地方政府确定的其他因素	81	
股权投资准备	16		年初未分配利润	49	-25,840,946.20	（十四）经营积累	82	
拨款转入	17		本年净利润（净亏损以"-"号填列）	50	1,297,036.73	三、本年国有资本及权益减少	83	3,560,006.71
外币资本折算差额	18		盈余公积补亏	51	-	（一）经国家专项批准核销	84	-
其他资本公积	19		其他调整因素	52	-	（二）无偿划出	85	-
本年减少数	20		本年利润分配	53	-	（三）资产评估减少	86	-
其中：转增资本（或股本）	21		年末未分配利润（未弥补亏损以"-"号填列）	54	-24,543,909.47	（四）清产核资减少	87	-
年末余额	22	-		55		（五）产权界定减少	88	-
三、法定和任意盈余公积	23			56		（六）消化以前年度潜亏和挂账减少	89	-
年初余额	24			57		（七）因自然灾害等不可抗拒因素减少	90	-
本年增加数	25			58		（八）因主辅分离减少	91	-
其中：从净利润中提取数	26			59		（九）企业按规定上缴红利	92	-
其中：法定盈余公积	27			60		（十）资本（股票）折价	93	-
任意盈余公积	28			61		（十一）中央和地方政府确定的其他因素	94	-
储备基金	29			62		（十二）经营减值	95	3,560,006.71
企业发展基金	30			63		四、年末国有资本有权益总额	96	20,914,608.03
法定公益金转入数	31			64		五、年末其他国有资金	97	
本年减少数	32			65		六、年末国有资产总额	98	20,914,608.03
其中：弥补亏损	33			66		七、年末合并国有资产总额	99	

附送1-6

应上交应弥补款项表

2004年度

单位名称：山西省平朔房地产开发有限公司　　　　　　　　　　　　单位：人民币元

项目	行次	金额	项目	行次	金额	项目	行次	金额
一、增值税	1		本年应交数	33		年初未交数	65	
年初未交数	2		本年已交数	34		本年应交数	66	
本年应交数	3		年末未交数	35	-	本年已交数	67	
本年已交数	4		八、关税	36		年末未交数	68	-
年末未交数	5		本年已交进口关税	37		十五、基本养老保险	69	
二、消费税	6		本年已交出口关税	38		年初未交数	70	-
年初未交数	7		九、企业所得税	39		本年应交数	71	846,554.00
本年应交数	8		年初未交数	40	-	本年已交数	72	846,554.00
本年已交数	9		本年应交数	41	633,696.15	年末未交数	73	-
年末未交数	10	-	本年已交数	42	365.50	十六、失业保险	74	
三、营业税	11		年末未交数	43	633,330.65	年初未交数	75	-
年初未交数	12	192,103.90	十、其他各税	44		本年应交数	76	65,039.90
本年应交数	13	1,122,364.26	年初未交数	45	22,985.42	本年已交数	77	65,039.90
本年已交数	14	1,255,582.71	本年应交数	46	137,728.42	年末未交数	78	-
年末未交数	15	58,885.45	本年已交数	47	105,789.18	十七、基本医疗保险	79	
四、资源税	16		年末未交数	48	54,924.66	年初未交数	80	-
年初未交数	17		十一、财政拨款	49		本年应交数	81	
本年应交数	18		年初结余	50		本年已交数	82	-
本年已交数	19		本年拨入	51		年末未交数	83	-
年末未交数	20	-	本年支出	52		补充资料	84	
五、城建税	21		本年结余	53	-	一、本年应交税金总额	85	2,010,320.79
年初未交数	22	13,491.05	十二、储备粮油差价款	54		二、本年实际上缴税金总额	86	1,490,133.74
本年应交数	23	81,679.80	年初未补数	55		三、本年实际支付补充养老	87	
本年已交数	24	89,877.45	本年应补数	56		四、本年实际支付补充医疗	88	
年末未交数	25	5,293.40	本年已补数	57		五、出口退税情况：	89	
六、教育费附加	26		年末未补数	58	-	出口额（美元）	90	
年初未交数	27	10,256.41	十三、预算弥补亏损及补贴	59		以前年度欠出口退税	91	
本年应交数	28	34,852.16	年初未补数	60		本年度应收出口退税	92	
本年已交数	29	38,518.90	本年应补数	61		本年度已收出口退税	93	
年末未交数	30	6,589.67	本年已补数	62		年末欠出口退税	94	
七、农牧业税	31		年末未补数	63	-	六、本年应纳税所得额	95	1,920,291.36
年初未交数	32		十四、国有资本收益	64			96	

山西平朔房地产开发有限责任公司
会计报表附注

2004 年度

一、公司一般情况

山西平朔房地产开发有限公司（“本公司”）为一家在山西省工商行政管理局（“中国”）注册的有限责任公司。本公司2002年6月27日取得山西省工商行政管理局核发的1400001009587（2-1）号企业法人营业执照，注册资本为2000万元，由平朔煤炭工业公司、平朔多种经营开发公司建筑公司、平朔房地产物业有限公司出资，各股东出资额及出资比例分别为：1800万元、90%；180万元、9%；20万元、1%。实收资本4546万元，法定代表人：王志新，企业住所：朔州市振华东街。

本公司主要从事房地产开发、物业管理、批发零售建材，日用百货等。主要业务是平朔煤炭工业公司的房地产开发及管理。

二、不符合会计核算前提

本公司无不符合会计前提的事项。

三、公司主要会计政策、会计估计的说明

1. 本公司执行的会计制度

本公司执行相关的企业会计准则和《企业会计制度》及其补充规定。

2. 会计年度

本公司自每年公历1月1日起至12月31日止为一个会计年度。

3. 记账基础和计价原则

本公司采用借贷记账法，以权责发生制为记账基础，资产于取得时按实际成本入账；其后，如果发生减值，则计提相应的减值准备。

4. 记账本位币

本公司以人民币作为记账本位币。

5. 现金等价物的确定标准

本公司以持有期限短（一般是指从购买日起三个月内到期）、流动性强、易于转换为已知金额现金、价值变动风险很小的投资作为现金等价物。

本公司现金及现金等价物包括：现金、银行存款、其他货币资金和持有期限不超过三个月的短期投资。

6. 应收账款

本公司应收账款按实际发生额计价，坏账损失采用备抵法核算，采用个别认定法与账龄分析法结合计提坏账准备。对于有确凿证据表明确实无法收回的应收款项，经本公司董事会或股东大会批准后列作坏账损失，冲销提取的坏账准备。

采用账龄分析法计提坏账准备的计提比例为:

行业类别	计提比例				
	3个月-1年(含1年)	1-2年(含2年)	2-3年(含3年)	3-5年(含5年)	5年以上
房地产业	2%	10%	30%	80%	100%

7. 存货

本公司存货主要包括库存商品、库存材料、产成品、在产品、自制半成品、在途商品和低值易耗品等。

存货购进采用实际成本计价,发出分别采用加权平均法核算。 存货的成本由买价加运费、装卸费、保险费等构成。低值易耗品采用一次摊销法核算成本。

期末存货计价原则及存货跌价准备确认标准和计提方法:期末存货按成本与可变现净值孰低原则计价;期末,在对存货进行全面盘点的基础上,对于存货因被淘汰、全部或部分陈旧过时或销售价格低于成本等原因导致成本高于可变现净值的部分,以及承揽工程预计存在的亏损部分,提取存货跌价准备。存货跌价准备按单个(或类别)存货项目的成本高于其可变现净值的差额提取,可变现净值按估计售价减去估计完工成本、销售费用和相关税金后确定。

8. 长期投资

长期股权投资的计价及收益确认方法:长期股权投资在取得时按实际支付的价款或确定的价值作为初始成本。本公司对投资额占被投资企业有表决权资本总额 20%以下,或虽占 20%或 20%以上但不具重大影响的股权投资,采用成本法核算;对投资额占被投资企业有表决权资本总额 20%或 20%以上,或虽不足 20%但具有重大影响的股权投资,采用权益法核算。

9. 固定资产计价及其折旧政策

(1)固定资产标准:使用年限超过1年的房屋、建筑物、机器设备、运输工具及其它与生产经营有关的工具、器具、仪器等。不属于生产经营主要设备的物品,单位价值在2,000元以上,并且使用年限超过2年以上的,也列作固定资产。

(2)固定资产分类:房屋建筑物、机械设备、运输设备、其他。

(3)固定资产的计价:固定资产按其成本作为入账价值,其中:外购的固定资产的成本包括买价、运输费、及其他相关税费,以及为使固定资产达到预定可使用状态前所发生的可直接归属于该资产的其他支出;投资者投入的固定资产,按投资各方确认的价值作为入账价值。

(4)固定资产折旧采用直线法。

固定资产的预计经济使用年限、预计净残值率和折旧率如下:

固定资产类别	预计使用年限	残值率	年折旧率(%)

房屋建筑物	15－30年	3%	3.33%－6.47%
机械设备	10－30年	3%	3.33%－9.7%
运输设备	8－15年	3%	6.5%－12.1%
其　　他	1－15年	3%	6.5%－100%

（5）固定资产减值准备的确认标准和计提方法

当固定资产由于市价持续下跌，或技术陈旧、损坏、长期闲置等原因，导致其可收回金额低于账面价值的，应当将可收回金额低于其账面价值的差额作为固定资产减值准备。计提的固定资产减值准备在"营业外支出—计提的固定资产减值准备"中列支。

10. 借款费用的会计处理方法

为购建固定资产所发生的借款费用，在该固定资产达到预定可使用状态前所发生的，计入所购建固定资产成本，在达到预定可使用状态后所发生的，于发生时直接计入当期财务费用。

11. 收入确认方法

本公司的营业收入主要包括房地地产开发收入、工程施工收入和材料销售收入。

本公司商品销售的收入以企业已将商品所有权上的主要风险和报酬转移给购货方；企业既没有保留通常与所有权相联系的继续管理权，也没有对已售出的商品实施控制；与企业相关的经济利益能够流入企业；相关的收入和成本能够可靠地计量，即作为收入的实现。

提供劳务的开始和完成分属不同的会计年度，按完工百分比法确认为营业收入。

利息和使用费收入在与交易相关的经济利益能够流入企业，收入的金额能够可靠地计量，即作为收入的实现。

劳务收入：在劳务已提供或技术成果已交付，同时收讫价款或取得收取价款凭证时，确认收入的实现。

12. 所得税的会计处理方法

本公司所得税的会计处理采用应付税款法。

13. 合并报表的编制方法

根据财政部财会字(1995)11号《关于印发<合并会计报表暂行规定>的通知》及有关补充规定编制合并会计报表。

合并范围包括：

（1）全资子公司；

（2）绝对控股公司，即直接或间接占其权益性资本50%（不含50%）以上，拥有绝对控股权的公司；

（3）相对控股公司，即直接或间接占其资本额虽然不足50%（但一般应在20%以上）但具有实

质控制权的公司；

（4）双方各持50%的均股公司；

（5）对集团内部股权多元化相互持股的公司，应由股份最多的一方进行合并。如持股均等，由上一级母公司指定一方合并；

（6）由集团内部两家以上单位参股，对上一级母公司已形成间接控制的公司。由上一级母公司指定一家合并；

（7）其他拥有控制、共同控制或具有重大影响的企业。

凡控股子公司均纳入合并会计报表范围；在编制合并会计报表时，将母公司与子公司间的债权、债务、投资、交易及未实现内部利润予以抵销，在此基础上相对应的资产、负债、权益以及收入、成本费用逐项合并。

14. 利润分配

根据国家有关法律和财务制度规定，企业所得税后利润按以下顺序分配：

(1)弥补以前年度亏损（指连续五年用所得税前利润弥补亏损后，仍未补足的亏损）.

(2)按10%提取法定盈余公积金.

(3)按10%提取公益金.

(4)经董事会会议预案分配股利.

四、本公司合并报表范围

本公司2004年度将平朔煤炭工业公司建筑工程公司纳入合并范围，原因是由平朔煤炭工业公司决定将平朔煤炭工业公司多种经营开发公司对平朔建筑工程公司的投资2000万元划归本公司。平朔煤炭工业公司建筑公司的情况如下

公司名称	注册资本	投资金额	持股比例	注册地址	主营业务	备注
平朔煤炭工业公司建筑工程公司	20,000,000.00	20,000,000.00	100%	山西朔州市	二级工业与民用建筑工程施工、水暖电安装、粉刷油漆	

五、税项

增值税　煤炭销售的销项税率按应税收入的13%；其他销售的销项税税率为17%

营业税　按应税收入的5%

城建税　按应交流转税额的7%

教育费附加　按应交流转税额的3%

房产税　自用部分按计税房产原值扣除30%后按年税率1.2%；出租房产按年租金的12%

价格调控基金　按应缴流转税额的1.5

企业所得税　按应纳税所得额的33%

六、员工社会保障及福利

根据国家及朔州市劳动管理规定，本公司按职工工资总额的一定比例计提职工福利费和社会保险基金等。该等基金余额作为应付福利费或其他应付款反映在资产负债表上，计提比例如下：

职工福利费 14%

职工教育经费 1.5%

工会经费 2%

养老保险基金 20%

工伤保险基金 2%

失业保险基金 2%

住房公积金 9%

七、会计报表主要项目注释（单位：元）

1. 货币资金

项目	年初余额			年末余额		
	原币金额	折算汇率	折合人民币	原币金额	折算汇率	折合人民币
现金			47.00			220.44
其中：人民币			47.00			220.44
银行存款			8,336,230.26			1,015,595.15
其中：人民币			8,336,230.26			1,015,595.15
合计			8,336,277.26			1,015,815.59

2. 应收账款

（1）应收账款账龄情况如下：

账龄	年初余额				年末余额			
	金额	比例(%)	坏账准备		金额	比例	坏账准备	
			比例(%)	金额			比例(%)	金额
1年以内（含1年）					10,378,356.42	67.28	2.00	
1-2年（含2年）					789,849.83	5.12	10.00	5,296.50
2-3年（含3年）					746,677.80	4.84	30.00	3,000.00
3-5年（含5年）					3,511,718.23	22.4	80.00	2,452,579.71
5年以上	64,389.00	100.00	100.00	64,389.00			100.00	
合计:	64,389.00	100.00		64,389.00	15,426,602.28	100.00		2,460,876.21

（2）主要债务人(除关联方)及欠款原因如下：

序号	债务人名称	金额	发生时间	原因
1	柳大文	2,925,719.32	3-5年	工程款

2	忻州市府区第二建筑安装公司	426,147.75	3-5 年	工程款
3	朔州市建筑总公司李月明	324,822.93	1 年以内	工程款
4	路桥集团公路一局	276,551.00	2-3 年	工程款
5	朔城区亨通封土建工程队谭世儒	213,481.03	1 年以内	工程款
6	张庆德(建三部)	200,000.00	3-5 年	工程款
7	大同市同朝建安公司	171,229.15	1 年以内	工程款
8	山西实力安装建安九处	118,173.16	1 年以内	工程款
9	陈涛	52,965.00	1-2 年	工程款
10	胡宽元	52,045.88	1 年以内	工程款
合计		4,761,135.22		

（3）计提坏账准备的情况：

项 目	年末数			年初数		
	金额	比例%	坏账准备	金额	比例%	坏账准备
账龄分析法：						
1-2 年（含 2 年）	52,965.00	10.00	5,296.50			
2-3 年（含 3 年）	10,000.00	30.00	3,000.00			
3-5 年（含 5 年）	3,065,724.60	80.00	2,452,579.71			
5 年以上		100.00		64,389.00	100.00	64,389.00
小计	3,128,689.60	220.00	2,460,876.21	64,389.00	100.00	64,389.00
内部应收账款	12,297,912.68	0.00				
合计	15,426,602.28		2,460,876.21	64,389.00		64,389.00

3. 其他应收款

（1）其他应收款龄龄情况：

账龄	年初余额				年末余额			
	金额	比例(%)	坏账准备		金额	比例(%)	坏账准备	
			比例(%)	金额			比例(%)	金额
1 年以内（含 1 年）	2,958,787.77	4.70	2.00	16,812.00	8,175,688.61	93.70	2.00	125,774.70
1-2 年（含 2 年）	3,406,314.12	15.57	10.00	330,906.90	375,944.37	4.31	10.00	26,770.00
2-3 年（含 3 年）	15,036,081.80	68.60	30..00	4,509,324.54	11,725.00	0.13	30.00	3,517.58
3-5 年（含 5 年）	211,952.69	0.82			19,748.60	1.28	80.00	15,798.90
5 年以上	298,827.40	0.95	100.00		141,888.00	0.57	100.00	49,796.00
合计：	21,911,963.78	100.00		4,857,043.44	8,724,994.58	100.00		221,657.18

（2）主要债务人(除关联方)及欠款原因如下：

序号	债务人名称	金额	发生时间	原因
1	旧房折价	5,624,136.00	1年以内	没有售出
2	维修队	370,657.55	1年以内	材料款
3	杨飞虎	190,000.00	1年以内	借款
4	朔州市财政局新型材料	157,185.23	1-2年	交保证金
5	应县市政工程公司	60,000.00	1年以内	借款
6	刘仕新	41,335.00	1年以内	借款
7	牛志军	30,000.00	1年以内	借款
8	蔚大伟	27,000.00	1-2年	借款
9	张庆德	24,000.00	3年以上	借款
10	王占云	17,000.00	3年以上	借款
合计		6,541,313.78		

（3）计提坏账准备的情况:

项 目	年末数			年初数		
	金额	比例%	坏账准备	金额	比例%	坏账准备
账龄分析法:						
3个月-1年（含1年）	6,288,735.00	2.00	125,774.70	840,600.00	2.00	16,812.00
1-2年（含2年）	267,700.00	10.00	26,770.00	3,309,069.00	10.00	330,906.90
2-3年（含3年）	11,725.00	30.00	3,517.58	15,031,081.80	30.00	4,509,324.54
3-5年（含5年）	81,993.63	80.00	65,594.90			
小计	6,650,153.63		221,657.18	19,180,750.80		4,857,043.44
内部其他应收款	2,074,840.95			2,731,213.00		
合计	8,724,994.58		221,657.18	21,911,963.80		4,857,043.44

4. 预付账款

账龄	年初数		年末数	
	金额	比例(%)	金额	比例(%)
1年以内	10,426,166.93	100.00	9,444,099.67	100.00
合计	10,426,166.93	100.00	9,444,099.67	100.00

主要债务人(除关联方)及欠款原因如下:

序号	债务人名称	金额	发生时间	原因
1	大同云祥设备公司	1,470,198.00	1年以内	工程款
2	山西中元建筑安装有限公司苏江	1,233,000.00	1年以内	工程款
3	大同宏远公司刘荣生	1,227,625.00	1年以内	工程款

4	应县市政工程公司杨仁国	1,224,000.00	1年以内	工程款
5	河北省唐县振兴建筑有限公司	500,000.00	1年以内	工程款
6	朔州市新时代混凝土有限责任公司	120,000.00	1年以内	工程款
7	浑源县西留乡	20,000.00	1年以内	工程款
8	山西实力安装建安九处	620,800.00	1年以内	工程款
9	说城区房管	80,313.61	1年以内	工程款
10	刘伯林	48,299.00	1年以内	工程款
	合计	6,544,235.61		

5. 存货

项目	年初余额		年末余额		超过3年的存货
	金额	跌价准备	金额	跌价准备	
原材料	2,058,481.41		1,393,743.96	867,884.28	
库存商品	70,447.27		70,447.27		
其他	35,078,390.50		17,951,234.36		
合计	37,207,319.18		19,415,425.59	867,884.28	

6. 固定资产及累计折旧:

(1)固定资产及累计折旧总体情况:

项　目	年初数	本期增加	本期减少	年末数
原　值				
房屋建筑物	8,225,819.86		2,572,459.60	5,653,360.26
机械设备	2,148,569.64		138,427.85	2,010,141.79
运输设备	562,637.05			562,637.05
其他设备	76,694.89	537,802.00	25,136.37	589,360.52
合　计	11,013,721.44	537,802.00	2,736,023.82	8,815,499.62
累计折旧				
房屋建筑物	1,977,233.15	217,147.04	486,256.06	1,708,124.13
机械设备	1,696,952.41	72,618.05	138,427.85	1,631,142.61
运输设备	403,167.95	20,370.00		423,537.95
其他设备	70,652.40	24,384.40	25,136.37	69,900.43
合　计	4,148,005.91	334,519.49	649,820.28	3,832,705.12
净　值				
房屋建筑物	6,248,586.71			3,945,236.13
机械设备	451,617.23			378,999.18
运输设备	159,469.10			139,099.10
其他设备	6,042.49			519,460.09
合　计	6,865,715.53			4,982,794.50

(2)固定资产减值准备计提情况:

类　别	年初数	本期增加	本期减少	年末数	计提原因
房屋建筑物		72,041.00		72,041.00	无使用价值
机械设备		254,365.00		254,365.00	无使用价值
合　计		326,406.00		326,406.00	

7. 应付账款

（1）应付账款账龄情况

账龄	年初数		年末数	
	金额	比例(%)	金额	比例(%)
1年以内	9,479,512.92	100.00	7,417,238.38	31.91
1—2年			4,939,242.87	21.25
2—3年			1,267,498.01	5.45
3年以上			9,617,760.07	41.38
合　计	9,479,512.92	100.00	23,241,739.33	100.00

（2）主要债权人(除关联方)及欠款原因如下:

序号	债权人名称	金额	发生时间	原因
1	应县建安工程公司马迎春	1,674,099.00	1年以内	未结算工程款
2	大同矿务局云煤建井公司	1,244,272.00	1-2年	未结算工程款
3	朔州市兴利建筑公司	1,136,172.00	2-3年	未结算工程款
4	应县市政工程公司	1,111,667.00	1年以内	未结算工程款
5	朔城区房管所齐明业	928,055.07	1年以内	未结算工程款
6	大同市同朝建安公司	834,949.00	1-2年	未结算工程款
7	山阴市政公司三队李月明	640,185.00	1-2年	未结算工程款
8	河北唐县建筑安装公司	573,761.85	1-2年	未结算工程款
9	朔州市康庄塑窗公司	233,953.80	1年以内	未结算工程款
10	山西设计院	381,565.92	2-3年	未结算工程款
合计		8,758,680.64		

8. 预收账款

（1）预收账款账龄情况:

账　龄	年初数		年末数	
	金额	比例(%)	金额	比例(%)
1年以内	26,508,819.85	88.09	6,788,160.00	62.03
1—2年	1,215,721.60	4.04	552,423.00	5.05
2—3年	1,081,362.00	3.59	797,611.60	7.29
3年以上	1,287,215.00	4.28	2,805,666.00	25.64

合　计	30,093,118.45	100.00	10,943,860.60	100.00

（2）主要债权人(除关联方)及欠款原因如下:

序号	债权人名称	金额	发生时间	原因
1	220 型职工售房款	3,500,000.00	1 年以内	售房款
2	三部振华工程款	1,825,515.00	3 年以上	工程款
3	商业店铺	1,766,256.00	1 年以内	工程款
4	职工售房款	959,746.00	1 年以内	售房款
5	加工厂旧办公楼维修	780,151.00	3 年以上	工程款
6	四部建筑公司钢筋车间	383,332.00	2-3 年	工程款
7	四部医院污水厂工程	339,624.00	1-2 年	工程款
8	五部办公楼至水塔道路硬化	296,474.00	3 年以上	工程款
9	振华街热交换站工程款	250,000.00	1 年以内	工程款
10	四部实业公司工程款款	212,799.00	1-2 年	工程款
合计		10,313,897.00		

9. 应付工资

应付工资年末余额 761,372.50 元。

本公司本年实际计提数为 4,306,572.87 元，实际发放数为 3,545,200.37 元。

10. 应付福利费

应付福利费年末余额 138,382.86 元。
本公司应付福利费来源为按实际发放工资总额的 14%计提。主要支出为医药费等。

11. 应交税金

税　项	年初数	本年应交	本年已交	年末数
增值税				
营业税	192,103.90	1,122,364.26	1,255,582.71	58,885.45
城市建设维护税	13,491.05	81,679.80	89,877.45	5,293.40
个人所得税	17,857.21	120,219.58	86,529.71	51,547.08
企业所得税		633,696.15	365.50	633,330.65
印花税		20,466.86	20,466.86	
房产税		4,680.00	4,680.00	
车船使用税		36,200.00	36,200.00	
合　计	223,452.16	2,019,306.65	1,493,702.23	749,056.58

12. 其他应交款

税　项	年初数	本年应交	本年已交	年末数

教育费附加	10,256.41	34,852.16	38,518.90	6,589.67
价格调控基金	5,128.21	17,508.84	19,259.47	3,377.58
合　计	15,384.62	52,361.00	57,778.37	9,967.25

13. 其他应付款

账龄	年初数		年末数	
	金额	比例(%)	金额	比例(%)
1 年以内	11,590,821.16	63.62	7,101,449.02	76.56
1—2 年	4,882,761.80	26.81	1,748,002.16	20.23
2—3 年	1,744,060.78	9.57	233,541.41	2.70
3 年以上			43,743.48	0.51
合　计	18,217,643.74	100.00	9,126,736.07	100.00

主要债权人(除关联方)及欠款原因如下:

序号	债权人名称	金额	发生时间	原因
1	房改办	1,363,672.87	1 年以内	房款
2	公共维修基金	1,320,545.00	1 年以内	
3	朔州市房管局	633,307.00	1 年以内	
4	林州市建二公司	453,241.52	1 年以内	
5	税务局	427,947.49	1 年以内	税款
6	装修保证金	284,000.00	1 年以内	
7	朔州市建保质金	226,998.45	1 年以内	
8	河北五建	223,119.97	1 年以内	
9	河南长垣	131,702.25	1 年以内	
10	北京门窗公司	114,160.30	1-2 年	
合计		5,178,694.85		

14. 预提费用

类　别	年初数	本期增加	本期减少	年末数	结存原因
材料	153,926.00			153,926.00	
工资	497,424.00	844,287.20	1,341,711.20		
水电费		40,000.00	40,000.00		
合　计	651,350.00	844,287.20	1,341,711.20	153,926.00	

15. 实收资本

(1)项目

投资者名称	年初数		本期增加额	本期减少额	年末数	
	金额	比例(%)			金额	比例(%)

平朔煤炭工业公司	45,458,517.50	100.00			45,458,517.50	100.00
合　　计	45,458,517.50	100.00			45,458,517.50	100.00

(2)国有资本

投资者名称	年初数		本期增加	本期减少	年末数	
	金额	比例(%)			金额	比例(%)
国有法人资本						
平朔煤炭工业公司	45,458,517.50	100.00			45,458,517.50	100.00
合　　计	45,458,517.50	100.00			45,458,517.50	100.00

说明：本公司系由平朔煤炭工业公司、平朔多种经营开发公司建筑公司、平朔房地产物业有限公司出资，实际上截止目前，全部资本均由平朔煤炭工业公司一家出资。

本公司2004年初由平朔煤炭工业公司决定将平朔煤炭工业公司多种经营开发公司对平朔煤炭工业公司建筑工程公司的投资2546万元划归本公司，本年实际增资2546万元，未做工商变更。

16. 未分配利润

项目	金额
上年年末余额	-1,182,719.01
加：年初未分配利润调整数	-24,658,227.19
其中：执行《企业会计制度》追溯调整	-4,858,027.25
重大会计差错	
其他调整因素	-19,800,199.94
本年年初余额	-25,840,946.20
本年增加数	1,297,036.73
其中：本年净利润转入	1,297,036.73
其他增加	
本年减少数	
其中：本年提取盈余公积数	
本年分配现金股利数	
本年分配股票股利数	
其他减少	
本年年末余额	-24,543,909.47
其中：董事会已批准的现金股利数	

17. 主营业务收入与成本

项　目	主营业务收入		主营业务成本	
	2003 年度	2004 年度	2003 年度	2004 年度
工程结算收入		33,822,429.75		30,851,051.17
房屋销售收入	45,854,383.53	67,348,257.40	41,273,131.51	57,435,716.50
合　计	45,854,383.53	101,170,687.15	41,273,131.51	88,286,767.67

18. 其他业务利润

项目	其他业务收入		其他业务支出	
	2003 年度	2004 年度	2003 年度	2004 年度
房租收入		56,603.00		2,830.15
其他	76,280.38	86,084.47	27,970.31	25,057.65
合计	76,280.38	142,687.47	27,970.31	27,887.80

19. 主营业务税金及附加

项 目	计缴基数	计缴比例	本年数	上年数
营业税	101,170,687.15	3%、5%	1,025,988.82	170,343.21
城市维护建设税	1,065,486.61	7%	74,666.10	11,924.02
教育费附加	1,065,486.61	3%	31,859.47	5,110.30
价格调控基金	1,065,486.61	1.5%	16,005.38	2,555.15
合 计			1,148,519.77	189,932.68

20. 财务费用

项 目	2003 年度	2004 年度
利息支出	81,120.94	21,113.14
减：利息收入		135,088.87
其他支出		
合 计	81,120.94	-113,975.73

21. 营业外收入

项 目	2003 年度	2004 年度
其他		262,532.33
合 计		262,532.33

22. 营业外支出

项 目	2003 年度	2004 年度
固定资产减值准备		326,406.00
临时建筑物拆除		40,471.15
罚款支出		5,000.00
非常损失		11,279.95
合 计		383,157.10

八、关联方关系及其交易

（一）关联方关系

1. 存在控制关系的关联方

企业名称	注册地址	主营业务	与本公司关系	经济性质	法定代表人
平朔煤炭工业公司	山西朔州朔城区	煤炭合作开采	本公司之母公司	国有	王德志

2. 存在控制关系的关联方的注册资本及其变化

关联方名称	年初数	本期增加	本期减少	年末数
平朔煤炭工业公司	197,685,000.00			197,685,000.00

3. 存在控制关系的关联方的所持股份及其变化

关联方名称	持股金额		持股比例	
	上年数	本年数	上年数	本年数
平朔煤炭工业公司	45,458,517.50	45,458,517.50	100.00%	100.00%

4. 不存在控制关系的关联方的性质

关联方名称	母公司持有股份%	主营业务	与本公司关联交易内容
平朔第一煤炭有限公司		煤炭合作开采	工程施工
安太堡露天煤矿		煤炭开采、洗选	工程施工
山西平朔安家岭露天煤矿有限公司	99.98	煤炭开采	工程施工
平朔煤炭工业公司多种经营开发公司	100.00	多种经营	工程施工
朔州平朔实业发展有限责任公司	66.77	多种经营	工程施工
朔州平鲁区平安化肥有限责任公司	40.58	化肥制造	工程施工

（二）关联交易

1. 提供劳务

关联方名称	上年数		本年数		
	金额	比例	金额	比例(%)	计价标准
平朔煤炭工业公司			11,093,450.80	42.67	市场价
安太堡露天煤矿			4,803,076.00	18.47	市场价
山西平朔安家岭露天煤矿有限公司			7,123,218.04	27.40	市场价
平朔煤炭工业公司多种经营开发公司			1,328,024.72	5.11	市场价
朔州平朔实业发展有限责任公司			1,652,078.00	6.35	市场价
合　计			25,999,847.56	100.00	

（2）应收账款关联方余额占全部应收账款余额的比重

关联方名称	年初数			年末数		
	金　额	比例(%)	账龄	金额	比例(%)	账龄

平朔煤炭工业公司	3,632.80	0.02	1年以下	2,454,302.22	21.99	1~2年
安太堡露天煤矿				15,821.90	0.14	3年以上
安家岭矿	2,289,069.00	13.27	1~2年	1,599,823.85	14.34	1~2年
矿联公司	458,620.00	2.66	1年以下	276,551.00	2.48	1年以内
平朔多种经营开发公司	14,500,000.00	84.05	1~2年	675,6870.00	60.55	1年以内
平安化肥				5,5957.78	0.50	3年以上
合　计	17,251,321.80	100.00		11,159,326.75	100.00	

（3）应付账款关联方余额占全部应付账款余额的比重

关联方名称	年初数			年末数		
	金　额	比例(%)	账龄	金额	比例(%)	账龄
多开公司	51,901.20	0.42	1年以内	20,056.00	0.21	1年以内
安家岭露天矿	2,915008.89	23.46	1年以内			1年以内
平朔煤炭工业公司	9,456,789.23	76.12	1年以内	9,486,100.80	99.79	4年以内
合　计	12,423,699.32	100.00		9,506,156.18	100.00	

（4）预收账款关联方余额占全部预收账款余额的比重

关联方名称	年初数			年末数		
	金　额	比例(%)	账龄	金额	比例(%)	账龄
平朔煤炭公司	1,083,372.00	81.37	1年以内	1,319,775.00	56.64	1~3年
安太堡矿				362,578.8	15.56	1年以内
安家岭矿				51,700.80	2.22	1~3年
实业公司	180,900.00	13.59	1年以内	212,799.00	9.13	1年以内
多开公司	67,215.00	5.05	1年以内	383,332.00	16.45	1年以内
合　计	1,331,487.00	100.00		2,330,185.60	100.00	

（5）其他应付款关联方余额占全部其他应付款余额的比重

关联方名称	年初数			年末数		
	金　额	比例(%)	账龄	金额	比例(%)	账龄
平朔煤炭工业	10,318,961.49	69.36	1年以内	734,736.95	35.67	1年以内
多开	4,514,544.67	30.34	1年以内	1,079,193.18	52.39	1年以内
实业	44,672.97	0.30	1年以内	246,164.63	11.94	1年以内
合　计	14,878,179.13	100.00		2,060,094.76	100.00	

九、企业清产核资的情况说明

（一）原制度清查的资产损失

存货减少:　　　19,790,880.96元

固定资产原值减少：42,749.68 元

累计折旧减少：　　33,430.70 元

未分配利润减少：　19,800,199.94 元

（二）企业会计制度预计的资产损失

坏账准备增加：　　4,857,043.44 元

未分配利润减少：　4,857,043.44 元

(三)执行《企业会计制度》对固定资产折旧年限进行调整并追溯调整，调增年初累计折旧 983.81 元，相应调减期初未分配利润 983.81 元。

（四）2004 年本公司将平朔煤炭工业公司建筑工程公司纳入合并范围并对年初数进行调整，具体如下：调增货币资金 617.617.94 元，调减应收账款 64,389.00 元，调增其他应收款 2,731,237.36 元，调增预付账款 6,876,166.93 元，调整存货 24,299,840.37 元，调增待摊费用 87,027.60 元，调增固定资产原价 11,056,471.12 元，调增累计折旧 4,180,452.80 元，调增在建工程 40,471.15 元，调增长期待摊费用 122,418.00 元，调增短期投资 1,500,000.00 元，调增应付账款 9,415,123.92 元，调增预收账款 4,478,902.60 元，调增应付工资 322,571.80 元，调增应交税金 214,681.87 元，调增其他应交款 15,336.75 元，调增其他应付款 657,716.02 元，调增预提费用 651,350.00 元，调增实收资本 25,458,517.50 元，调减未分配利润 1,127,791.79 元。

十、其他重要事项

无

山西平朔房地产开发有限责任公司

二00四年十二月三十一日

企业法人营业执照

（副　本）

注册号1100002443591（1—1）

名　　称 北京中天恒会计师事务所有限责任公司



住　　所 北京市海淀区中关村南大街17号韦[illegible]时代中心C座2306室

法定代表人 高雅青

注册资本 200万元

企业类型 有限责任公司

经营范围 审计企业会计报表，出具审计报告；验证企业注册资本（金），出具验资报告；办理企业合并、分立、清算事项中的审计业务，出具有关的报告；法律、行政法规规定的其他审计业务；基本建设施工预决（结）算审计验证；会计业务咨询服务；销售与会计业务相关的账册、文表、用具；从事资产评估业务；建筑工程造价咨询；工程招标代理；法律、法规禁止的，不得经营；应经审批的，未获审批前不得经营；法律、法规未规定审批的，企业自主选择经营项目，开展经营活动。（法律、法规规定需要专项审批的，取得审批前，不得开展经营活动）＊＊＊

营业期限 自1999年08月25日至 2039年08月24日

成立日期 1995年10月11日

说　　明

1.《企业法人营业执照》是企业取得企业法人资格和合法经营的凭证。
2.《企业法人营业执照》分正本和副本，正本和副本具有同等法律效力。营业执照正本应放在企业法人住所醒目的位置。企业法人可根据业务需要，向登记机关申请领取若干副本。
3. 营业执照不得伪造、涂改、出租、出借、转让。除登记机关外，其他任何单位和个人均不得扣留、收缴和吊销。
4. 企业法人应在核准登记的经营范围内从事经营活动。
5. 企业法人登记注册事项发生变化时，应向原登记机关申请变更登记。
6. 每年一月一日至四月三十日，登记机关对企业法人进行年度检验。
7. 企业注销登记时，应交回营业执照正、副本。营业执照被登记机关吊销后即自行失效。

企业法人年检情况



登记机关

2004年09月13日

审　计　报　告

（朔州市平鲁区平安化肥有限责任公司）

2004年

目　　录

一、审计报告

二、附送

1. 资产负债表
2. 利润及利润分配表
3. 现金流量表
4. 资产减值准备及资产损失情况表
5. 所有者权益（或股东权益）增减变动表
6. 应上交应弥补款项表会计报表
7. 会计报表附注

北京中天恒会计师事务所有限责任公司

地址：北京市海淀区中关村南大街17号　　邮编：100081

韦伯时代大厦C座2306室

电话：（010）88579518/19　　　　传真：（010）88571033

审 计 报 告

中天恒审字[2005]1019-4号

朔州市平鲁区平安化肥有限责任公司:

我们审计了后附的朔州市平鲁区平安化肥有限责任公司（以下简称平安化肥）2004年12月31日的资产负债表和2004年度的利润及利润分配表、现金流量表、资产减值准备及资产损失情况表、所有者权益（或股东权益）增减变动表、应上交应弥补款项表。这些会计报表的编制是平安化肥管理当局的责任，我们的责任是在实施审计工作的基础上对这些会计报表发表意见。

我们按照中国注册会计师独立审计准则计划和实施审计工作，以合理确信会计报表是否不存在重大错报。审计工作包括在抽查的基础上检查支持会计报表金额和披露的证据，评价管理当局在编制会计报表时采用的会计政策和做出的重大会计估计，以及评价会计报表的整体反映。我们相信，我们的审计工作为发表意见提供了合理的基础。

我们认为，上述会计报表符合国家颁布的企业会计准则和《企业会计制度》及其他财务会计法规的规定，在所有重大方面公允反映了平安化肥2004年12月31日的财务状况以及2004年度的现金流量。

附件:

1. 资产负债表
2. 利润及利润分配表
3. 现金流量表
4. 资产减值准备及资产损失情况表
5. 所有者权益（或股东权益）增减变动表
6. 应上交应弥补款项表会计报表
7. 会计报表附注

北京中天恒会计师事务所有限责任公司
地址：北京市海淀区中关村南大街17号
韦伯时代大厦C座2306室
电话：（010）88579518/19
传真：（010）88571033
邮编：100081

中国注册会计师：高雅青

中国注册会计师：冯维岭

2005年03月14日

附送1-1

资 产 负 债 表

2004年12月31日

单位名称：朔州市平鲁区平安化肥有限责任公司　　　　　　　　单位：人民币元

资产	行次	2003年12月31日	2004年12月31日	负债及所有者权益	行次	2003年12月31日	2004年12月31日
货币资金	1	585,662.14	1,322,377.08	短期借款	45	16,600,000.00	13,300,000.00
短期投资	2	-	-	应付票据	46	-	-
应收票据	3	-	-	应付账款	47	15,759,114.36	8,019,047.32
应收股利	4	-	-	预收账款	48	-	-
应收利息	5	-	-	应付工资	49	87,611.53	828,598.41
应收账款	6	2,583,909.38	10,592,660.20	应付福利费	50	1,724,954.39	1,903,826.46
其他应收款	7	553,741.59	588,956.14	应付利润（股利）	51	906,646.99	906,646.99
预付账款	8	774,666.73	3,437,501.48	应付利息	52	-	-
期货保证金	9	-	-	应交税金	53	1,971,331.58	1,799,162.16
应收补贴款	10	-	-	其他应交款	54	469,084.04	38,610.62
应收出口退税	11	-	-	其他应付款	55	8,325,602.63	3,967,404.65
存货	12	1,278,843.20	12,325,397.16	预提费用	56	688,799.08	300,000.84
其中:原材料	13	1,227,754.85	597,847.93	预计负债	57	-	-
产成品(库存商品)	14	51,088.35	11,727,549.23	递延收益	58	-	-
待摊费用	15	-	380,231.71	一年内到期的长期负债	59	-	-
待处理流动资产净损失	16	-	-	其他流动负债	60	-	53,000,000.00
一年内到期的长期债权投资	17	-	-	流动负债合计	61	46,533,144.60	84,063,297.45
其他流动资产	18	-	3,657,414.79	长期借款	62	30,500,000.00	20,500,000.00
流动资产合计	19	5,776,823.04	32,304,538.56	应付债券	63		
长期投资：	20	-	-	长期应付款	64		
其中：长期股权投资	21			专项应付款	65		
长期债权投资	22			其他长期负债	66		
*合并价差	23			其中：特准储备物资	67		
长期投资合计	24	-	-	长期负债合计	68	30,500,000.00	20,500,000.00
固定资产原价	25	199,359,209.65	201,731,728.86	递延税款贷项	69		
减：累计折旧	26	37,603,844.82	47,668,714.48	负债合计	70	77,033,144.60	104,563,297.45
固定资产净值	27	161,755,364.83	154,063,014.38	*少数股东权益	71		
减：固定资产减值准备	28	44,937,070.77	44,937,070.77	实收资本	72	139,018,257.44	137,018,257.44
固定资产净额	29	116,818,294.06	109,125,943.61	国家资本	73	-	-
工程物资	30			集体资本	74	-	-
在建工程	31			法人资本	75	139,018,257.44	137,018,257.44
固定资产清理	32			其中：国有法人资本	76	139,018,257.44	137,018,257.44
待处理固定资产净损失	33			集体法人资本	77	-	-
固定资产合计		116,818,294.06	109,125,943.61	个人资本		-	-
无形资产		54,136.00	161,830.44	外商资本		-	-
其中：土地使用权	36	54,136.00	88,406.00	资本公积	80	-	-
长期待摊费用（递延资产）	37			盈余公积	81	-	-
其中：固定资产修理	38			其中：法定公益金	82	-	-
固定资产改良支出	39			*未确认的投资损失（以"-"号填列	83	-	-
其他长期资产	40			未分配利润	84	-93,402,148.94	-99,989,242.28
其中：特准储备物资	41			其中：现金股利		-	-
无形资产及递延资产合计	42	54,136.00	161,830.44	外币报表折算差额	85	-	-
递延资产借项	43			所有者权益小计	86	45,616,108.50	37,029,015.16
				减：未处理资产损失	87		
				所有者权益合计		45,616,108.50	37,029,015.16
资产总计	44	122,649,253.10	141,592,312.61	负债及所有者权益总计	88	122,649,253.10	141,592,312.61

附送1-2

利润及利润分配表

2004年度

单位名称：朔州市平鲁区平安化肥有限责任公司　　　　　　　　　　　　　　　　单位：人民币元

项目	行次	上年累计数	本年累计数
一、主营业务收入	1	44,434,330.91	49,085,989.51
其中：出口产品（商品）销售收入	2		
进口产品（商品）销售收入	3		
减：折扣与折让	4		
二、主营业务收入净额	5	44,434,330.91	49,085,989.51
减：（一）主营业务成本	6	39,577,231.66	44,789,253.66
其中：出口产品（商品）销售成本	7		
（二）主营业务税金及附加	8	466,038.69	383,439.92
（三）经营费用	9		
（四）其他	10		
加：（一）递延收益	11		
（二）代购代销收入	12		
（三）其他	13		
三、主营业务利润	14	4,391,060.56	3,913,295.93
加：其他业务利润	15	-4,046.71	6,555.23
减：（一）营业费用	16	1,077,878.20	641,173.33
（二）管理费用	17	5,154,629.97	6,964,421.85
（三）财务费用	18	3,161,781.22	2,902,552.69
其中：利息支出	19		
利息收入	20		
汇兑净损失	21		
（四）其他	22		
四、营业利润	23	-5,007,275.54	-6,588,296.71
加：（一）投资收益	24		
（二）期货收益	25		
（三）补贴收入	26		
其中：补贴前亏损企业补贴收入	27		
（四）营业外收入	28	15,543.00	152,651.00
其中：处置固定资产净收益	29		
非货币交易收益	30		
出售无形资产收益	31		
罚款净收入	32		
（五）其他	33		
其中：用以前年度含量工资结余弥补利润	34		
减：（一）营业外支出	35	34,987.27	151,447.63
其中处置固定资产净损失	36		
出售无形资产损失	37		
罚款支出	38	17,000.00	
捐赠支出	39	5,000.00	
（二）其他支出	40		
其中：结转的含量工资包干结余	41		
五、利润总额	42	-5,026,719.81	-6,587,093.34
减：所得税	43		

*少数股东损益	44		
加：未确认的投资损失	45		
六、净利润	46	-5,026,719.81	-6,587,093.34
加：（一）年初未分配利润	47	-50,626,254.22	-93,402,148.94
（二）盈余公积补亏	48		
（三）其他调整因素	49	-37,749,174.91	
七、可供分配的利润	50	-93,402,148.94	-99,989,242.28
减：（一）提取法定盈余公积	51		
（二）提取法定公益金	52		
（三）提取职工奖励及福利基金	53		
（四）提取储备基金	54		
（五）提取企业发展基金	55		
（六）利润归还投资	56		
（七）补充流动资本	57		
（八）单项留用的利润	58		
（九）其他	59		
八、可供投资者分配的利润	60	-93,402,148.94	-99,989,242.28
减：（一）应付优先股股利	61		
（二）提取任意盈余公积	62		
（三）应付普通股股利	63		
（四）转作资本的普通股股利	64		
（五）其他	65		
九、未分配利润	66	-93,402,148.94	-99,989,242.28
其中：应由以后年度税前利润弥补的亏损	67		
一、出售、处置部门或被投资单位所得收益		-	-
二、自然灾害发生的损失		-	-
三、会计政策变更增加（或减少）的利润总额		-	2,283,659.05
四、会计估计变更增加（或减少）的利润总额		-	-
五、债务重组损失		-	-
六、其他非经营性损益		-	-

附送1-3

现 金 流 量 表

2004年度

单位名称：朔州市平鲁区平安化肥有限责任公司　　　　单位:人民币元

项 目	行次	金额	项 目	行次	金额	项 目	行次	金额
一、经营活动产生的现金流量：	1		三、筹资活动产生的现金流量	25		固定资产报废损失	49	
销售商品、提供劳务收到的现金	2	41,077,238.69	吸收投资所收到的现金	26		财务费用	50	2,902,552.69
收到的税费返还	3		借款所收到的现金	27	66,300,000.00	投资损失（减：收益）	51	-
收到的其他与经营活动有关的现金	4		收到的其他与筹资活动有关的现金	28		递延税款贷项（减：借项）	52	-
现金流入小计	5	41,077,238.69	现金流入小计	29	66,300,000.00	存货的减少（减：增加）	53	-10,936,053.96
购买商品、接受劳务支付的现金	6	60,618,750.02	偿还债务所支付的现金	30	26,600,000.00	经营性应收项目的减少（减：增加）	54	-10,706,800.12
支付给职工以及为职工支付的现金	7	4,752,181.45	分配股利利润或偿付利息所支付的现金	31	3,033,418.56	经营性应付项目的增加（减：减少）	55	-11,781,048.91
支付的各项税费	8	4,925,144.89	支付的其他与筹资活动有关的现金	32	500,000.00	其他	56	-5,116,794.88
支付的其他与经营活动有关的现金	9	3,657,414.79	现金流出小计	33	30,133,418.56	经营活动产生的现金流量净额	57	-32,876,252.46
现金流出小计	10	73,953,491.15	筹资活动产生的现金流量净额	34	36,166,581.44	2、不涉及现金收支的投资和筹资活动	58	
经营活动产生的现金流量净额	11	-32,876,252.46	四、汇率变动对现金的影响	35		债务转为资本	59	
二、投资活动产生的现金流量	12		五、现金及现金等价物净增加额	36	736,714.94	一年内到期的可转换公司债券	60	
收回投资所收到的现金	13		补充资料：	37		融资租入固定资产	61	
其中：出售子公司所收到的现金	14		1、将净利润调节为经营活动的现金流量	38		其他	62	
取得投资收益所收到的现金	15		净利润	39	-6,587,093.34	3、现金及现金等价物净增加情况	63	
处置固定资产、无形资产和其他长期资产所收回的现金净额	16		加：*少数股东损益	40	-	现金的期末余额	64	1,322,377.08
收到的其他与投资活动有关的现金	17	2,650.00	减：*未确认的投资损失	41	-	减：现金的期初余额	65	585,662.14
现金流入小计	18	2,650.00	加：计提的资产减值准备	42	47,840.79	加：现金等价物的期末余额	66	
购建固定资产、无形资产和其他资产所支付的现金	19	2,556,264.04	固定资产折旧	43	10,064,869.66	减：现金等价物的期初余额	67	
投资所支付的现金	20		无形资产摊销	44	5,305.56	现金及现金等价物净增加额	68	736,714.94
其中：购买子公司所支付的现金	21		待摊费用减少：（减：增加）	45	-			
支付的其他与投资活动有关的现金	22		长期待摊费用摊销	46	-380,231.71			
现金流出小计	23	2,556,264.04	预提费用增加：（减：减少）	47	-388,798.24			
投资活动产生的现金流量净额	24	-2,553,614.04	处置固定资产、无形资产和其他长期资产损失（减：收益）	48				

附送1-4

资产减值准备及资产损失情况表

2004年12月31日

单位名称：朔州市平鲁区平安化肥有限责任公司

单位：人民币元

项目	行次	年初余额	本年增加数	本年转回(减少)数					年末余额	项目	行次	金额	项目	行次	金额
				因资产价值回升转回数	因发生事实损失冲销数	因出售资产转出数	其他原因转回(减少)数	合计							
栏次	0														
一、资产减值准备合计	1	48,169,636.29	47,840.79	775,884.02				775,884.02	47,441,593.06	二、资产损失及挂账合计	22	-	4、其他挂账	43	
（一）坏账准备	2	115,180.56	47,840.79					-	163,021.35	（一）原制度待处理资产净损失	23	-	（四）经营亏损挂账（按"+"号填列	44	
其中：应收账款	3	79,779.85	26,692.13						106,471.98	1、流动资产净损失	24		（五）已确认未消化的资产损失挂账	45	
其他应收款	4	35,400.71	21,148.66						56,549.37	其中：坏账损失	25		三、当年处理以前年度损失和挂账	46	85,918,811.20
（二）短期投资	5	-	-					-	-	存货损失	26		其中：在当年损益中消化以前年度损失挂账	47	
其中：股票投资	6									短期投资损失	27			48	
债券投资	7								-	2、固定资产净损失	28			49	
（三）存货跌价准备	8	3,117,384.96	-	775,884.02				775,884.02	2,341,500.94	其中：固定资产盘亏	29			50	
其中：库存商品	9									固定资产毁损、报废	30			51	
原材料	10	3,117,384.96	-	775,884.02				775,884.02	2,341,500.94	固定资产盘盈	31			52	
（四）长期投资减值准备	11	-	-					-	-	3、长期投资损失	32			53	
其中：长期股权投资	12									4、无形资产损失	33			54	
长期债权投资	13								-	5、在建工程损失	34			55	
（五）固定资产减值准备	14	44,937,070.77	-					-	44,937,070.77	6、委托贷款损失	35			56	
其中：房屋、建筑物	15	8,673,422.68							8,673,422.68	（二）按执行新制度清理的预计资产损失	36			57	
机器设备	16	35,899,778.40							35,899,778.40	其中：清产核资已确认的预计损失	37			58	
（六）无形资产减值准备	17	-	-					-	-	（三）资金挂账	38	-		59	
其中：专利权	18									1、政策性挂账	39			60	
商标权	19								-	2、应提未提形成的潜亏挂账	40			61	
（七）在建工程减值准备	20							-	-	其中：未足额提取的减值准备	41			62	
（八）委托贷款减值准备	21							-	-	3、应摊未摊形成的潜亏挂账	42			63	

附送1-5

所有者权益（或股东权益）增减变动表

2004年度

单位名称：朔州市平鲁区平安化肥有限责任公司　　　　　　　　单位：人民币元

项目	行次	本年数	项目	行次	本年数	补充资料	行次	金额
一、实收资本	1		转增资本（或股本）	34		一、年初国有资本及权益总额	67	45,616,108.50
年初余额	2	139,018,257.44	分派现金股利或利润	35		二、本年国有资本及权益增加	68	-
本年增加数	3	71,518,257.44	分派股票股利	36		（一）国家、国有单位直接或追加投资	69	
其中：资本公积转入	4	-	年末余额	37	-	（二）无偿划入	70	
盈余公积转入	5	-	其中：法定盈余公积	38		（三）资产评估增加	71	
利润分配转入	6	-	储备基金	39		（四）清产核资增加	72	
新增资本（或股本）	7	-	企业发展基金	40		（五）产权界定增加	73	
本年减少数	8	73,518,257.44	四、法定公益金	41		（六）资本（股票）溢价	74	
年末余额	9	137,018,257.44	年初余额	42		（七）接受捐赠	75	
二、资本公积	10		本年增加数	43		（八）债权转股权	76	
年初余额	11		其中：从净利润中提取	44		（九）税收返还	77	
本年增加数	12		本年减少数	45		（十）补充流动资本	78	
其中：资本（或股本）溢价	13		其中：集体福利支出	46		（十一）减值准备转回	79	
接受捐赠非现金资产准备	14		年末余额	47	-	（十二）会计调整	80	
接受现金捐赠	15		五、未分配利润	48		（十三）中央和地方政府确定的其他因素	81	
股权投资准备	16		年初未分配利润	49	-93,402,148.94	（十四）经营积累	82	
拨款转入	17		本年净利润（净亏损以"-"号填列）	50	-6,587,093.34	三、本年国有资本及权益减少	83	8,587,093.34
外币资本折算差额	18		盈余公积补亏	51		（一）经国家专项批准核销	84	
其他资本公积	19		其他调整因素	52		（二）无偿划出	85	2,000,000.00
本年减少数	20		本年利润分配	53		（三）资产评估减少	86	
其中：转增资本（或股本）	21		年末未分配利润（未弥补亏损以"-"号填列）	54	-99,989,242.28	（四）清产核资减少	87	
年末余额	22	-		55		（五）产权界定减少	88	
三、法定和任意盈余公积	23			56		（六）消化以前年度潜亏和挂账减少	89	
年初余额	24			57		（七）因自然灾害等不可抗拒因素减少	90	
本年增加数	25			58		（八）因主辅分离减少	91	
其中：从净利润中提取数	26			59		（九）企业按规定上缴红利	92	
其中：法定盈余公积	27			60		（十）资本（股票）折价	93	
任意盈余公积	28			61		（十一）中央和地方政府确定的其他因素	94	
储备基金	29			62		（十二）经营减值	95	6,587,093.34
企业发展基金	30			63		四、年末国有资本有权益总额	96	37,029,015.16
法定公益金转入数	31			64		五、年末其他国有资金	97	
本年减少数	32			65		六、年末国有资产总量	98	37,029,015.16
其中：弥补亏损	33			66		七、年末合并国有资产总量	99	

附送1-6

应上交应弥补款项表

2004年度

单位名称：朔州市平鲁区平安化肥有限责任公司　　　　单位：人民币元

项目	行次	金额	项目	行次	金额	项目	行次	金额
一、增值税	1		本年应交数	33		年初未交数	65	
年初未交数	2	936,947.90	本年已交数	34		本年应交数	66	
本年应交数	3	3,458,408.30	年末未交数	35	-	本年已交数	67	
本年已交数	4	3,006,595.17	八、关税	36		年末未交数	68	-
年末未交数	5	1,388,761.03	本年已交进口关税	37		十五、基本养老保险	69	
二、消费税	6		本年已交出口关税	38		年初未交数	70	1,139,380.66
年初未交数	7		九、企业所得税	39		本年应交数	71	1,341,368.77
本年应交数	8		年初未交数	40	696,211.67	本年已交数	72	1,404,481.27
本年已交数	9		本年应交数	41	0	年末未交数	73	1,076,268.16
年末未交数	10	-	本年已交数	42	696,211.67	十六、失业保险	74	
三、营业税	11		年末未交数	43	-	年初未交数	75	106,320.65
年初未交数	12	2,405.03	十、其他各税	44		本年应交数	76	106,745.15
本年应交数	13	-	年初未交数	45	358,430.24	本年已交数	77	174,238.30
本年已交数	14	2,405.03	本年应交数	46	1,111,208.46	年末未交数	78	38,827.50
年末未交数	15	-	本年已交数	47	1,093,424.01	十七、基本医疗保险	79	
四、资源税	16		年末未交数	48	376,214.69	年初未交数	80	-
年初未交数	17		十一、财政拨款	49		本年应交数	81	15,341.40
本年应交数	18		年初结余	50		本年已交数	82	-
本年已交数	19		本年拨入	51		年末未交数	83	15,341.40
年末未交数	20	-	本年支出	52		补充资料	84	
五、城建税	21		本年结余	53	-	一、本年应交税金总额	85	4,942,972.99
年初未交数	22	213,691.63	十二、储备粮油差价款	54		二、本年实际上缴税金总额	86	5,545,615.83
本年应交数	23	233,365.02	年初未补数	55		三、本年实际支付补充养老	87	
本年已交数	24	400,000.00	本年应补数	56		四、本年实际支付补充医疗	88	
年末未交数	25	47,056.65	本年已补数	57		五、出口退税情况：	89	
六、教育费附加	26		年末未补数	58	-	出口额（美元）	90	
年初未交数	27	232,729.15	十三、预算弥补亏损及补贴	59		以前年度欠出口退税	91	
本年应交数	28	139,991.21	年初未补数	60		本年度应收出口退税	92	
本年已交数	29	346,979.95	本年应补数	61		本年度已收出口退税	93	
年末未交数	30	25,740.41	本年已补数	62		年末欠出口退税	94	
七、农牧业税	31		年末未补数	63	-	六、本年应纳税所得额	95	-6,587,093.34
年初未交数	32		十四、国有资本收益	64			96	

朔州市平鲁区平安化肥有限责任公司
会计报表附注

2004 年度

一、公司一般情况

朔州市平鲁区平安化肥有限责任公司(以下简称本公司)，成立于 1994 年，原为 1976 年成立的平鲁区化肥厂，注册资本 7701 万元，住所：平鲁区井坪镇下麻黄头村北 ，营业执照注册号码 1406031000178，法定代表人曹荣。由平朔煤炭工业公司、平朔多种经营开发公司、平鲁区经济技术开发公司、安家岭露天煤炭公司和山西省经贸资产经营有限责任公司共同出资组建，各方实际出资额及出资比例分别为：2,737 万元，2,550 万元，2,415 万元，4,000 万元，200 万元。1996 年 7 月 31 日在朔州市工商行政管理局登记注册。2000 年 8 月 15 日，朔州市平鲁区经济技术开发公司、平朔煤炭工业公司、平朔多种经营开发公司、平朔安家岭露天煤炭有限公司等四家签订联营合同，约定朔州市平鲁区经济技术开发公司、平朔安家岭露天煤炭有限公司分别出资 2,000 万元、4,000 万元用于本公司多孔硝铵三期扩建工程。2 004 年 5 月 20 日，平鲁区经济技术开发公司将所持股份 4737 万元转让给平朔煤炭工业公司。2004 年 9 月 2 日平朔煤炭工业公司对本公司股权结构进行调整，调整结果为：平朔煤炭工业公司 5464 万元；平朔第一煤炭有限公司 4000 万元；平朔安家岭露天煤炭有限公司 4000 万元。调整后实收资本为 13464 万元。截至 2004 年 12 月 31 日未做账务处理及工商变更登记。2004 年 12 月 31 日实收资本为 13701.8 万元。

本公司属化工行业，经营范围主要包括碳酸氢铵、硝铵、硝酸钠、亚硝酸钠、稀硝酸、多孔粒状硝酸铵的制造和销售等。本公司的主要产品包括多孔粒状硝酸铵等，主要应用于爆破等。

二、不符合会计核算前提

无

三、公司主要会计政策、会计估计的说明

1. 本公司执行的会计制度

本公司执行相关的企业会计准则和《企业会计制度》及其补充规定。

2. 会计年度

本公司自每年公历 1 月 1 日起至 12 月 31 日止为一个会计年度。

3. 记账基础和计价原则

本公司采用借贷记账法，以权责发生制为记账基础，资产于取得时按实际成本入账；其后，如果发生减值，则计提相应的减值准备。

4. 记账本位币

本公司以人民币作为记账本位币。

5. 现金等价物的确定标准

本公司以持有期限短（一般是指从购买日起三个月内到期）、流动性强、易于转换为已知金额现金、价值变动风险很小的投资作为现金等价物。

本公司现金及现金等价物包括：现金、银行存款、其他货币资金和持有期限不超过三个月的短期投资。

6. 应收账款

本公司应收账款按实际发生额计价，坏账损失采用备抵法核算，采用个别认定法与账龄分析法结合计提坏账准备，对于有确凿证据表明确实无法收回的应收款项，经本公司董事会或股东大会批准后列作坏账损失，冲销提取的坏账准备。

采用账龄分析法计提坏账准备的计提比例为：

行业类别	计提比例				
	3个月-1年(含1年)	1-2年(含2年)	2-3年（含3年）	3-5年（含5年）	5年以上
其他	2%	10%	30%	80%	100%

7. 存货

（1）存货的分类：包括各类原材料、燃料、备品备件（修理用配件）、辅助材料、外购件、商品、在产品（含施工企业未完施工、房产开发企业的开发产品）、半成品、产成品，以及包装物、低值易耗品、委托代销商品等。

（2）存货取得和发出的计价方法：存货在取得时按实际成本计价；领用或发出存货，按照实际成本核算的，采用先进先出法（加权平均法、移动平均法、个别计价法、后进先出法）确定其实际成本。（按照计划成本核算的，对存货的计划成本和实际成本之间的差异，应当单独核算；领用和发出存货时，应于月度终了，结转其应负担的成本差异，将计划成本调整为实际成本。）

（3）低值易耗品和包装物的摊销：低值易耗品、包装物、周转材料等存货，在领用当月开始摊销。2000元（含2000元）以下的一次摊销；2000元以上的，分别采用五五摊销或分期（次）摊销，其中单位（批）价值较大（一般4000元及其以上）、数量较多的周转材料、包装物，实行分期（次）摊销，摊销期间不超过3年（或不超过受益产品的加工或建设期）。如此类存货发生丢失、毁损，应在发生（发现）当月并在查清原因后，将其摊余价值扣除责任人赔偿后，一次计入成本费用。

（4）期末存货计价原则及存货跌价准备确认标准和计提方法：期末存货按成本与可变现净值孰低原则计价；期末，在对存货进行全面盘点的基础上，对于存货因被淘汰、全部或部分陈旧过时或销售价格低于成本等原因导致成本高于可变现净值的部分，以及承揽工程预计存在的亏损部分，提取存货跌价准备。存货跌价准备按单个（或类别）存货项目的成本高于其可变现净值的差额提取，可变现净值按估计售价减去估计完工成本、销售费用和相关税金后确定。

8. 固定资产及其折旧政策

(1)固定资产标准：使用年限超过1年的房屋、建筑物、机器设备、运输工具及其它与生产经营

有关的工具、器具、仪器等．不属于生产经营主要设备的物品，单位价值在2,000元以上，并且使用年限超过2年以上的，也列作固定资产。

(2)固定资产分类：房屋建筑物、机械设备、运输设备、其他。

(3)固定资产的计价：固定资产按其成本作为入账价值，其中：外购的固定资产的成本包括买价、运输费、及其他相关税费，以及为使固定资产达到预定可使用状态前所发生的可直接归属于该资产的其他支出；投资者投入的固定资产，按投资各方确认的价值作为入账价值。

(4)固定资产折旧采用直线法。

固定资产的预计经济使用年限、预计净残值率和折旧率如下：

固定资产类别	预计使用年限	残值率	年折旧率(%)
房屋建筑物	15-45	4%	2.1-6.4
机械设备	5-22	4%	19.2—4.36
运输设备	8-10	4%	12-9.6

（5）固定资产减值准备的确认标准和计提方法

当固定资产由于市价持续下跌，或技术陈旧、损坏、长期闲置等原因，导致其可收回金额低于账面价值的，应当将可收回金额低于其账面价值的差额作为固定资产减值准备。计提的固定资产减值准备在"营业外支出—计提的固定资产减值准备"中列支。

9. 在建工程

按实际发生的支出确定在建工程的工程成本，其中：自营工程按直接材料、直接工资、直接施工费等计量；出包工程按应支付的工程价款等计量；设备安装工程按所安装设备的价值、安装费用、工程试运转所发生的支出等确定工程成本；更新改造工程按更新改造前该固定资产的账面价值、更新改造直接费用、工程试运转支出以及所分摊的工程管理费等确定工程成本。未办理竣工决算的工程在达到预定可使用状态之日起，根据工程预算、造价或工程实际成本等，按估计的价值结转固定资产并于次月起开始计提折旧。待办理了竣工决算手续后再作调整。

10. 无形资产

无形资产在取得时，按实际成本计量，自取得当月起按预计使用年限、合同规定的受益年限和法律规定的有效年限三者中最短者分期平均摊销，计入当期损益。合同、法律均未规定年限的，按10年摊销。

11. 借款费用

为购建固定资产所发生的借款费用，在该固定资产达到预定可使用状态前所发生的，计入所购建固定资产成本，在达到预定可使用状态后所发生的，于发生时直接计入当期财务费用。

12. 收入确认方法

本公司的营业收入主要包括多孔硝铵收入，其收入确认原则如下：

销售商品时，同时符合以下四个条件，即确认为收入：

（1） 企业已将商品所有权上的主要风险和报酬转移给买方；

（2） 企业没有保留通常与所有权相联系的继续管理权，也没有对已售出的商品实施控制；

（3） 与交易相关的经济利益能够流入企业；

（4） 相关的收入和成本能够可靠的计量。

提供劳务的收入分别按下列情况确认和计量：

（1）在同一年内开始并完成的劳务，应在劳务完成时确认收入，确认的金额为合同和协议总金额，确认的方法参照商品销售收入的确认的原则。

（2）如劳务的开始和完成分属不同的会计年度，且在资产负债表日能对该项交易的结果作出可靠的估计的，应按完工百分比法确认收入。

（3）如果预计已经发生的劳务成本全部不能得到补偿，则不应确认收入，但应将已经发生的成本确认为当期费用。

如在提供劳务交易的结果不能可靠估计的情况下，在资产负债表日对收入分别以下情况予以确认和计量：

（1）如果已经发生的劳务成本预计能够得到补偿，应按已经发生的劳务成本金额确认收入，并按相同金额结转成本，不确认利润；

（2）如果已经发生的劳务成本预计不能全部得到补偿，应按能够得到补偿的劳务成本金额确认收入，并按已经发生的劳务成本结转当期成本费用，确认的收入金额小于已经发生的劳务成本的差额，作为当期损失；

（3）如果已经发生的劳务成本全部不能得到补偿，应按已经发生的劳务成本作为当期费用，不确认收入。

让渡资产使用权收入的确认与计量：

（1）与交易相关的经济利益能够流入企业。

（2）收入的金额能够可靠的计量。

13. 所得税的会计处理方法

本公司所得税的会计处理采用应付税款法法。

14. 利润分配

根据国家有关法律和财务制度规定，企业所得税后利润按以下顺序分配：

(1)弥补以前年度亏损（指连续五年用所得税前利润弥补亏损后，仍未补足的亏损）。

(2)按10%提取法定盈余公积金。

(3)按10%提取公益金。

(4)按 10%提取任意盈余公积金。

(5)经董事会会议预案（或股东会议决议），分配股利。

五、会计政策、会计估计变更及会计差错更正的说明

本公司 2003 年 12 月 31 日前执行《工业企业会计制度》，2004 年 1 月 1 日后执行《企业会计制度》。

六、税项

增值税　销项税率按应税收入的 17%

城建税　按应交流转税额的 7%

教育费附加　按应交流转税额的 3%

价格调控基金　按应交流转税额的 1.5%

房产税　自用部分按计税房产原值扣除 30%后按年税率 1.2%；出租房产按年租金的 12%

企业所得税　按应纳税所得额的 33%

七、员工社会保障及福利

1. 根据国家及朔州市劳动管理规定，本公司按职工工资总额的一定比例计提职工福利费和社会保险基金等。该等基金余额作为应付福利费或其他应付款反映在资产负债表上，计提比例如下：

职工福利费	14%
职工教育经费	1.5%
工会经费	2%
养老保险基金	20%
工伤保险基金	1%
失业保险基金	2%
住房公积金	9%

八、会计报表主要项目注释（单位：元）

1. 货币资金

项目	年初余额			年末余额		
	原币金额	折算汇率	折合人民币	原币金额	折算汇率	折合人民币
现金			59.04			158.94
其中：人民币			59.04			
银行存款			585,603.10			1,322,218.14
其中：人民币			585,603.10			1,322,218.14
其他货币资金						
合计			585,662.14			1,322,377.08

2. 应收账款

（1）应收账款账龄情况如下：

账龄	年初余额				年末余额			
	金额	比例(%)	坏账准备计提比例(%)	坏账准备	金额	比例(%)	坏账准备计提比例(%)	坏账准备
3个月-1年（含1年）	2,635,865.43	98.96	2.00	52,717.31	9,884,831.10	92.39	2.00	0.45
1-2年（含2年）					786,477.28	7.35	10.00	78,647.73
2-3年（含3年）							30.00	
3-5年（含5年）	3,806.30	0.14	80.00	3,045.04			80.00	
5年以上	24,017.50	0.90	100.00	24,017.50	27,823.80	0.26	100.00	27,823.80
合计	2,663,689.23	100.00		79,779.85	10,699,132.18	100.00		106,471.98

说明：应收内部款项 9,884,808.65 元未提坏账准备。

（2）主要债务人(除关联方)及欠款原因如下：

序号	债务人名称	金额	发生时间	原因
1	市农业生产资料公司	403,955.60	2003	材料款
2	泗洪化工厂	380,156.69	2003	货款
3	上麻黄头村	16,000.00	1998-04	货款
4	朔州平瑞高岭土公司	3,806.30	1999	材料款
5	集运站	2,949.50	1998	材料款
6	山西东兴化工有限公司	2,364.99	2003	货款
7	浙江上虞市特种密封件厂	1,879.90	1995	材料款
8	四川江北机械厂	1,678.65	1994	材料款
9	平鲁皮革厂	1,509.45	1994	货款
10	二硫化碳厂	22.45	2004	电费
合计		814,323.53		

（3）计提坏账准备的情况：

项 目	年末数			年初数		
	金额	比例%	坏账准备	金额	比例%	坏账准备
账龄分析法：						
3个月-1年（含1年）	22.45	2.00	0.45	2,635,865.43	2.00	52,717.31
1-2年（含2年）	786,477.28	10.00	78,647.73			
2-3年（含3年）		30.00				
3-5年（含5年）		80.00		3,806.30	80.00	3,045.04

5年以上	27,823.80	100.00	27,823.80	24,017.50	100.00	24,017.50
小计	814,323.53		106,471.98	2,663,689.23		79,779.85
内部应收账款	9,884,808.65	0.00				
合计	10,699,132.18		106,471.98	2,663,689.23		79,779.85

3. 其他应收款

（1）其他应收款账龄情况:

账龄	年初余额				年末余额			
	金额	比例(%)	坏账准备计提比例(%)	坏账准备	金额	比例%	坏账准备计提比例(%)	坏账准备
3个月-1年（含1年）	513,020.37	87.08	2.00	10,260.41	477,409.45	73.96	2.00	9,548.19
1-2年（含2年）	48,315.30	8.20	10.00	4,831.53	100,000.00	15.49	10.00	10,000.00
2-3年（含3年）	10,711.36	1.83	30.00	3,213.50	41,789.43	6.47	30.00	12,536.82
3-5年（含5年）	704.00	0.11	100.00	704.00	9,211.36	1.43	80.00	7,369.09
5年以上	16,391.27	2.78	100.00	16,391.27	17,095.27	2.65	100.00	17,095.27
合计	589,142.30	100.00		35,400.71	645,505.51	100.00		56,549.37

（2）主要债务人(除关联方)及欠款原因如下:

序号	债务人名称	金额	发生时间	原因
1	山西省经贸资产经营有限责任公司	200,000.00	2003-2004	回购保证金
2	黄佐	117,309.13	2004	备用金
3	曹兴仁	70,456.46	2004	购材料借款
4	李枝	60,000.00	2004	借款
5	职工食堂	49,201.00	2004	垫付款
6	林场	39,386.51	2002	借款
7	石方惠	19,023.00	2004	差旅费借款
8	孙义	13,500.00	2004	借款
9	乔安祥	13,414.00	2004	借款
10	王日金	9,211.36	2001	借款
合计		591,501.46		

（3）计提坏账准备的情况:

项 目	年末数			年初数		
	金额	比例%	坏账准备	金额	比例%	坏账准备
账龄分析法:						
3个月-1年（含1年）	477,409.45	2.00	9,548.19	513,020.37	2.00	10,260.41
1-2年（含2年）	100,000.00	10.00	10,000.00	48,315.30	10.00	4,831.53

2-3 年（含 3 年）	41,789.43	30.00	12,536.82	10,711.36	30.00	3,213.50
3-5 年（含 5 年）	9,211.36	80.00	7,369.09	704.00	100.00	704.00
5 年以上	17,095.27	100.00	17,095.27	16,391.27	100.00	16,391.27
合计	645,505.51		56,549.37	589,142.30		35,400.71

4. 预付账款

账龄	年初数		年末数	
	金额	比例(%)	金额	比例(%)
1 年以内	519,169.23	67.02	3,179,984.75	92.51
1—2 年			12,019.23	0.35
2—3 年				
3 年以上	255,497.50	32.98	245,497.50	7.14
合计	774,666.73	100.00	3,437,501.48	100.00

主要债务人(除关联方)及欠款原因如下：

序号	债务人名称	金额	发生时间	原因
1	鑫平煤气厂	16,700,000.00	2004	预付兰炭款
2	朔州供电分公司市场营销部	1,000,000.00	2004	预付电费
3	太原先阳实业有限公司	350,000.00	2004	预付工程款
4	平鲁区电业局	200,000.00	1994	预付电费
5	太原麦加罗科技开发有限公司	90,000.00	2004	预付材料款
6	太原新昇锅炉辅机厂	25,000.00	2000	预付材料款
7	太原市银海机电有限公司	26,000.00	2004	预付材料款
8	四川华西机器厂	21,588.00	2004	预付材料款
9	二铺一矿	19,769.79	2003	购炭多付款
10	大连耐酸泵太原经销部	13,625.00	2000	预付材料款
合计		18,445,982.79		

5、存货

项目	年初余额		年末余额		超过 3 年的存货
	金额	跌价准备	金额	跌价准备	
原材料	4,345,139.81	3,117,384.96	2,939,348.87	2,341,500.94	
库存商品	51,088.35		11,727,549.23		
合计	4,396,228.16	3,117,384.96	14,666,898.10	2,341,500.94	

6. 待摊费用

种类	年初余额	本年增加数	本年摊销	年末余额	剩余摊销期限（月）
预付财产保险费		359,265.71	32,800.00	326,465.71	9
大车养路费		81,683.00	27,917.00	53,766.00	12
合计		440,948.71	60,717.00	380,231.71	

7. 固定资产及累计折旧:

（1）固定资产及累计折旧总体情况:

项 目	年初数	本期增加	本期减少	年末数
原 值	199,359,209.65	2,372,519.21		20,1731,728.86
房屋建筑物	53,025,396.35	478,010.91		5,3503,407.26
机械设备	145,713,588.30	415,615.30		14,6129,203.60
运输设备	620,225.00	1,478,893.00		2099,118.00
合 计	199,359,209.65	2,372,519.21		201,731,728.86
累计折旧	37,603,844.82	10,064,869.66		47,668,714.48
房屋建筑物	6,874,206.25	2,049,381.08		8,923,587.33
机械设备	30,580,784.57	7,961,404.24		38,542,188.81
运输设备	148,854.00	54,084.34		202,938.34
合 计	37,603,844.82	10,064,869.66		47,668,714.48
净 值	161,755,364.83			154,063,014.38
房屋建筑物	46,151,190.10			44,579,819.93
机械设备	115,132,803.73			107,587,014.79
运输设备	471,371.00			1,896,179.66
合 计	161,755,364.83			154,063,014.38

（2）固定资产减值准备计提情况:

类 别	年初数	本期增加	本期减少	年末数	计提原因
房屋、建筑物	8,673,422.68			8,673,422.68	
机器设备	35,899,778.40			35,899,778.40	
运输工具	363,869.69			363,869.69	
合 计	44,937,070.77			44,937,070.77	

（3）全额计提减值准备的分项目

序号	项 目	余 额	减值准备	计提原因
1	机器设备	5,875,067.58	5,875,067.58	设计先天不足，存在安全隐患。
	合 计	5,875,067.58	5,875,067.58	

8. 无形资产:

项 目	实际成本	年初数	本期增加	本期转出	本期摊销	年末数
土地使用权	93,000.00	54,136.00	38,000.00		4,055.56	88,080.44
软件实施费	75,000.00		75,000.00		1,250.00	73,750.00
合 计	168,000.00	54,136.00	113,000.00		5,305.56	161,830.44

9. 短期借款

（1）借款类别

借款类别	年初数	年末数
担保借款	16,600,000.00	13,300,000.00
合　计	16,600,000.00	13,300,000.00

（2）借款情况

借款单位	金额	借款期限	年利率	借款条件	备注
中国银行平鲁区支行	13,300,000.00	一年	5.841%	担保	平朔煤炭工业公司担保
合　计	13,300,000.00				

10. 应付账款

（1）应付账款账龄情况

账龄	年初数		年末数	
	金额	比例(%)	金额	比例(%)
1 年以内	7,650,067.26	48.55	479,401.68	5.98
1—2 年	384,317.11	2.44		
2—3 年	127,010.00	0.80	2,740,418.58	34.17
3 年以上	7,597,719.99	48.21	4,799,227.06	59.85
合　计	15,759,114.36	100.00	8,019,047.32	100.00

（2）主要债权人(除关联方)及欠款原因如下：

序号	债权人名称	金额	发生时间	原因
1	四川天一科技有限公司	402,629.52	2001 年	材料款
2	安徽同利防腐安装总公司	369,553.03	2004 年	防腐款
3	陕鼓动力股份有限公司	330,000.00	2001 年	材料款
4	太原华贵金属有限公司	329,881.77	2001 年	材料款
5	许继集团通用电气销售有限公司	317,600.00	2001 年	材料款
6	阳泉市水泵厂	295,608.00	2001 年	材料款
7	山西省工业设备安装公司第三分公司	279,941.65	2001 年	工程款
8	四川华西通用机器公司	217,515.02	2001 年	材料款
9	中化二建集团有限公司第七分公司	204,257.76	2001 年	工程款
10	浙江浙大中控技术有限公司	200,092.00	2001 年	材料款
合计		2,947,078.75		

11. 应付工资

应付工资年末余额 828,598.41 元。

公司本年工资总额为 5,580,479.86 元（含年终预计奖金 200,000.00 元），公司本年实际计提数为 5,580,479.86 元，实际发放数为 4,839,492.98 元。

12. 应付福利费

应付福利费年末余额 1,903,826.46 元。

本公司应付福利费来源为按实际发放工资总额的14%计提。主要支出为职工医药费、福利人员工资等。

13. 应付利润（股利）

主要股东名称(类别)	年初数	本期增加	本期减少	年末数	期末未付原因
平朔煤炭工业公司	906,646.99			906,646.99	
合　计	906,646.99			906,646.99	

14. 应交税金

税　项	年初数	本年应交	本年已交	年末数
增值税	936,947.90	3,458,408.30	3,006,595.17	1,388,761.03
营业税	2,405.03		2,405.03	
城市建设维护税	213,691.63	233,365.02	400,000.00	47,056.65
企业所得税	696,211.67		696,211.67	
房产税		492,853.44	492,853.44	
个人所得税		147,365.55	57,393.50	89,972.05
土地使用税		365,773.83	133,008.67	232,765.16
其他	122,075.35	55,209.33	136,677.41	40,607.27
合　计	1,971,331.58	4,752,975.47	4,925,144.89	1,799,162.16

15. 其他应交款

税　项	年初数	本年应交	本年已交	年末数
教育费附加	232,729.15	139,991.21	346,979.95	25,740.41
价格调控基金	236,354.89	50,006.31	273,490.99	12,870.21
合　计	469,084.04	189,997.52	620,470.94	38,610.62

16. 其他应付款

账龄	年初数		年末数	
	金额	比例(%)	金额	比例(%)
1年以内	2,524,360.35	30.32	3,394,707.93	85.5
1—2年	2,000.00	0.02	6,556.00	0.20
2—3年	5,376,223.38	64.57	208,415.82	5.30
3年以上	423,018.90	5.09	357,724.90	9.00
合　计	8,325,602.63	100.00	3,967,404.65	100.00

主要债权人(除关联方)及欠款原因如下:

序号	债权人名称	金额	发生时间	原因
1	山西省经贸资产经营公司	1,600,000.00	2004	贴息入股款
2	养老金	1,076,268.16	2004	养老金
3	原化肥厂贷款	347,240.00	2000-04	原化肥厂贷款
4	职教	151,559.74	2004	职工教育经费
5	代扣税金——地税局	178,875.29	2004	代征税

6	风险抵押金	47,391.00	2003-12	风险抵押金
7	工会经费	118,886.51	2004	工会经费
8	职工押金	47,391.00	1997	职工押金
9	失业保险费	38,827.50	2004	失业保险费
10	中远超市	33,410.00	2004	欠款
合计		3,639,849.20		

17. 预提费用

类　别	年初数	本期增加	本期减少	年末数	结存原因
水资源	71,719.96	26,280.04	98,000.00		
排污费	120,000.00	300,000.84	120,000.00	300,000.84	未付
房产税、土地使	479,279.12	511,724.22	991,003.34		
贷款利息	7,000.00	2,114,299.55	2,121,299.55		
劳务费	10,800.00	62,606.67	73,406.67		
运费		29,614.00	29,614.00		
租车费		6,500.00	6,500.00		
合　计	688,799.08	3,051,025.32	3,439,823.56	300,000.84	

18. 长期借款

(1)借款类别:

借款类别	年初数	年末数
担保借款	30,500,000.00	20,500,000.00
合　计	30,500,000.00	20,500,000.00

(2)借款情况:

借款单位	金额	借款期限	年利率	借款条件	备注
中行平鲁支行	10,000,000.00	5 年	6.63%	担保	西易集团
中行平鲁支行	5,000,000.00	4 年	6.63%	担保	东易煤矿
中行平鲁支行	5,000,000.00	4 年	6.63%	担保	安家岭矿
山西信托投资有限责任公司	500,000.00	4 年	5.58%		
合　计	20,500,000.00				

19. 实收资本

(1)项目

投资者名称	年初数		本期增加额	本期减少额	年末数	
	金额	比例(%)			金额	比例(%)
平朔煤炭工业公司	25,500,000.00	18.34	3,1518,257.44		57,018,257.44	40.58
平朔多开公司	24,145,504.96	17.37		24,145,504.96		
平鲁区经济技术开发公司	47,372,752.48	34.08		47,372,752.48		
安家岭露天煤炭公司	40,000,000.00	28.77			40,000,000.00	29.71

山西省经贸资产经营有限责任公司	2,000,000.00	1.44		2,000,000.00		
平朔第一煤炭有限公司			40,000,000.00		40,000,000.00	29.71
合　计	139,018,257.44	100.00	71,518,257.44	73,518,257.44	137,018,257.44	100.00

(2)国有资本

投资者名称	年初数		本期增加	本期减少	年末数	
	金额	比例(%)			金额	比例(%)
国有法人资本	139,018,257.44	100.00		2,000,000.00	137,018,257.44	100.00
合　计	139,018,257.44	100.00		2,000,000.00	137,018,257.44	100.00

说明:

（1）2000年8月15日，朔州市平鲁区经济技术开发公司、平朔煤炭工业公司、平朔多种经营开发公司、平朔安家岭露天煤炭有限公司等四家签订联营合同，约定朔州市平鲁区经济技术开发公司、平朔安家岭露天煤炭有限公司分别出资2,000万元、4,000万元用于本公司多孔硝铵三期扩建工程，双方新增出资均已到位。截止2004年12月31日本公司并未就新增出资办理变更登记手续。

（2）2001年4月3日，山西省经贸资产经营有限责任公司与本公司签订《工业结构调整项目贴息入股协议》，约定将其贴息入股资金200万元以资本金方式注入本公司，作为其在本公司的股本金。本项贴息入股资金为其在本公司的阶段性持股，止2006年4月本公司应以公司利润、固定资产折旧、税收返还及其他现金来源回购其持有本公司的股权。2004年11月将此款调入其他应付款。

（3）根据2004年5月20日平安化肥有限责任公司转股重组的协议，甲方（平朔煤炭工业公司、平朔多种经营开发公司、平朔安家岭露天煤炭有限公司）出资4500万元人民币一次性买断乙方（平鲁区经济技术开发公司）原持全部股份和原平鲁县化肥厂全部资产。

（4）平煤多种经营开发公司原来持有全部股份由平朔煤炭工业公司和平朔第一煤炭有限公司分别持有。

2004年9月2日平朔煤炭工业公司签发平煤办字[2004]240号文件，对本公司股权结构进行重组：结果为平朔煤炭工业公司5464万元；平朔第一煤炭有限公司4000万元，平朔安家岭露天煤炭有限公司4000万元。截止2004年12月31日本公司并未办理工商变更登记手续。

20. 未分配利润

项目	金额
上年年末余额	-5,026,719.81
加：年初未分配利润调整数	
其中：执行《企业会计制度》追溯调整	-50,626,254.22
重大会计差错	
其他调整因素	-37,749,174.91
本年年初余额	-93,402,148.94
本年增加数	-6,587,093.34
其中：本年净利润转入	-6,587,093.34
其他增加	
本年减少数	
其中：本年提取盈余公积数	
本年分配现金股利数	
本年分配股票股利数	
其他减少	
本年年末余额	-99,989,242.28
其中：董事会已批准的现金股利数	

21. 主营业务收入与成本

项 目	主营业务收入		主营业务成本	
	2003 年度	2004 年度	2003 年度	2004 年度
	44,434,330.91	49,085,989.51	39,577,231.66	44,789,253.66
合 计	44,434,330.91	49,085,989.51	39,577,231.66	44,789,253.66

22. 其他业务利润

项目	其他业务收入		其他业务支出	
	2003 年度	2004 年度	2003 年度	2004 年度
	2,365.00	7,669.62	6,411.70	1,114.39
合计	2,365.00	7,669.62	6,411.70	1,114.39

23. 主营业务税金及附加

项 目	计缴基数	计缴比例	本年数
城市维护建设税	3,214,356.68	7%	233,398.22
价格调整基金	3,214,356.68		50,013.90
教育费附加	3,214,356.68	3%	100,027.80
合 计			383,439.92

24. 财务费用

项 目	2003 年度	2004 年度
利息支出	2,947,371.90	3,033,418.56
减：利息收入	12,270.81	135,726.87
手续费支出	24,601.11	4,861.00
其他	202,079.02	
合 计	3,161,781.22	2,902,552.69

25. 营业外收入

项 目	2003 年度	2004 年度
罚款收入	15,543.00	36,691.00
其他		115,960.00
合 计	15,543.00	152,651.00

26. 营业外支出

项 目	2003 年度	2004 年度
罚款支出	29,987.27	45,754.13
捐赠支出	5,000.00	48,300.00
其他		57,393.50
合 计	34,987.27	151,447.63

九、关联方关系及其交易

（一）关联方关系

1. 存在控制关系的关联方

企业名称	注册地址	主营业务	与本公司关系	经济性质	法定代表人
平朔煤炭工业公司	朔州市	原煤开采	股东	国有	王德志

2. 存在控制关系的关联方的注册资本及其变化

关联方名称	年初数	本期增加	本期减少	年末数
平朔煤炭工业公司	197,685,000.00			197,685,000.00

3. 存在控制关系的关联方的所持股份及其变化

关联方名称	持股金额		持股比例(%)	
	上年数	本年数	上年数	本年数
平朔煤炭工业公司	25,500,000.00	57,018,257.44	18.34	40.58

4. 不存在控制关系的关联方的性质（仅列存在关联交易之关联方）

与本公司同受一母公司控制的关联方

关联方名称	母公司持有股份	主营业务	与本公司关联交易内容
平朔安家岭露天煤炭有限公司	99.98%	原煤开采	销售商品
安太堡露天煤矿		原煤开采	销售商品
平朔多种经营开发公司	100.00%	多种经营	销售商品
平朔物资供应公司	100.00%	物资采购供应	销售商品

（二）关联交易

1. 销售商品

关联方名称	上年数		本年数		
	金额	比例(%)	金额	比例(%)	计价标准
平朔安家岭露天煤炭有限公司			7,226,789.00	14.73	市价
安太堡露天煤矿	26,640,598.55	59.95	28,396,451.00	57.87	市价
平朔物资供应公司	17,793,732.36	40.05	13,445,735.00	27.40	市价
合　　计	44,434,330.91	100.00	49,068,975.00	100.00	

2. 采购物资

关联方名称	上年数		本年数		
	金额	比例(%)	金额	比例(%)	计价标准
平朔双安石化有限责任公司	59,993.68	34.81	43,112.00	39.25	

平朔多开废品回收站			21,900.00	19.94	
平朔物资供应公司	112,351.19	65.19			
平朔安家岭露天煤炭有限公司			44,836.65	40.81	
合　计	172,344.87	100.00	109,848.65	100.00	

3. 关联方资金往来

（1）资金融通

	关联方名称	本金	利率	本年应计利息	年初数	年末数
借入：	平朔煤炭工业公司	10,000,000.00	4.779%	43,807.50		10,000,000.00
	平朔煤炭工业公司	23,000,000.00	4.536%	165,186.00		23,000,000.00
	平朔煤炭工业公司	20,000,000.00	5.022%	111,600.00		20,000,000.00
	合计	53,000,000.00		320,593.50		53,000,000.00

（2）应收账款关联方余额占全部应收账款余额的比重

关联方名称	年初数			年末数		
	金　额	比例(%)	账龄	金额	比例(%)	账龄
平朔安家岭露天煤炭有限公司				5,345,823.60	54.08	1年以
安太堡露天煤矿				4,538,985.05	45.92	1年以
平朔物资供应公司	1,832,675.58	100.00	1年以			
合　计	1,832,675.58	100.00		9,884,808.65	100.00	

（4）应付账款关联方余额占全部应付账款余额的比重

关联方名称	年初数			年末数		
	金　额	比例(%)	账龄	金额	比例(%)	账龄
平朔双安石化有限责任公司	59,993.68	32.22		43,112.00	21.32	3月内
平朔安家岭露天煤炭有限公司				44,836.65	22.17	3月内
平朔多开废品回收站				21,90	0.01	1年以下
平朔物资供应公司	112,351.19	60.33		114,216.84	56.50	4—5年
平朔煤炭工业公司运销公司	13,882.05	7.45				
合　计	186,226.92	100.00		202,165.49	100.00	

5. 接受担保

在中行平鲁支行贷款 5,000,000.00 元，贷款期限 4 年由安家岭矿担保。中行平鲁支行贷款 13,300,000.00 元由平朔煤炭工业公司担保。

十、或有事项

未决诉讼或仲裁形成的或有负债

2002 年发生应收朔州市农业生产资料公司购材料款 403,955.60 元，多次催要无效，于 2004 年 9 月向平鲁区法院提起诉讼，现诉讼正在进行中。

除存在上述或有事项外，截止 2004 年 12 月 31 日，本公司无其他重大或有事项。

十一、承诺事项

截止 2004 年 12 月 31 日：本公司无其他重大承诺事项。

十二、资产负债表日后事项

无

十三、企业清产核资的情况说明

（一）按原制度清查的资产损失

原制度核销原材料损失 1,678,891.96 元，待处理固定资产损失 857,198.88 元，待摊费用 429,041.83 元，累计折旧 30,369,633.40 元，固定资产 4,414,408.84 元，合计 37,749,174.91 元。

（二）按企业会计制度预计的资产损失

应收款项预计损失 115,180.56 元，存货预计损失 3,117,384.96 元，固定资产预计损失 44,937,070.77 元，合计 48,169,636.29 元。

十四、其他重要事项

1. 期初余额的调整情况

(1)应收账款期初余额调减 79,779.85 元，为按企业会计制度预计的损失。

(2)其他应收款期初余额调减 35,400.71 元，为按企业会计制度预计的损失。

(3)待摊费用期初余额调减 429,041.83 元，为按原制度清查的资产损失。

(4)存货期初余额调减 4,775,699.21 元，为按原制度清查的资产损失及按企业会计制度预计的损失。

(5)固定资产原值期初余额调减 4,882,831.50 元，为原制度清查的资产损失。

(6)累计折旧期初余额调减 29,921,788.45 元，为原制度清查的资产损失。

(7)固定资产减值准备调增 44,937,070.77 元，为按企业会计制度预计的损失。

(8)待处理固定资产净损失调减 857,198.88 元，为按原制度清查的资产损失。

(9)递延资产调减 2,456,617.93 元，为执行企业会计制度调账。

(10)管理费用调减 2,456,617.93 元，为执行企业会计制度调账。

以上(1)--(9)共调减资产合计 88,375,429.13 元。

朔州市平鲁区平安化肥有限责任公司

2004 年 12 月 31 日

企业法人营业执照

（副　本）

注册号1100002443591（1—1）

名　　称 北京中天恒会计师事务所有限责任公司

住　　所 北京市海淀区中关村南大街17号韦伯时代中心C座2306室

法定代表人 高雅青

注册资本 200万元

企业类型 有限责任公司

经营范围 审计企业会计报表，出具审计报告；验证企业注册资本（金），出具验资报告；办理企业合并、分立、清算事项中的审计业务，出具有关的报告；法律、行政法规规定的其他审计业务；基本建设施工预决（结）算审计验证；会计业务咨询服务；销售与会计业务相关的账册、文表、用具；从事资产评估业务；建筑工程造价咨询；工程招标代理；法律、法规禁止的，不得经营；应经审批的，未获审批前不得经营；法律、法规未规定审批的，企业自主选择经营项目，开展经营活动。（法律、法规规定需要专项审批的，取得审批前，不得开展经营活动）＊＊＊

营业期限 自1999年08月25日至 2039年08月24日

成立日期 1995年10月11日

说　　明

1.《企业法人营业执照》是企业取得企业法人资格和合法经营的凭证。
2.《企业法人营业执照》分正本和副本，正本和副本具有同等法律效力。营业执照正本应放在企业法人住所醒目的位置。企业法人可根据业务需要，向登记机关申请领取若干副本。
3. 营业执照不得伪造、涂改、出租、出借、转让。除登记机关外，其他任何单位和个人均不得扣留、收缴和吊销。
4. 企业法人应在核准登记的经营范围内从事经营活动。
5. 企业法人登记注册事项发生变化时，应向原登记机关申请变更登记。
6. 每年一月一日至四月三十日，登记机关对企业法人进行年度检验。
7. 企业注销登记时，应交回营业执照正、副本。营业执照被登记机关吊销后即自行失效。

企 业 法 人 年 检 情 况


2005.3.7

登 记 机 关



2004年09月13日

审 计 报 告

朔州市平鲁区平安化肥有限责任公司

2005年度

北京中天恒会计师事务所有限责任公司

地址：北京中关村南大街17号　　　　邮编：100081

韦伯时代大厦C座2306室

电话：(010) 8857 9518　　　　传真：(010) 8857 1033

审 计 报 告

中天恒审字[2006]1054-11号

朔州市平鲁区平安化肥有限责任公司:

我们审计了后附的朔州市平鲁区平安化肥有限责任公司(以下简称平安化肥公司)2005年12月31日的资产负债表和2005年度的利润及利润分配表、现金流量表.这些会计报表的编制是平安化肥公司管理当局的责任,我们的责任是在实施审计工作的基础上对这些会计报表发表意见。

我们按照中国注册会计师独立审计准则计划和实施审计工作,以合理确信会计报表是否不存在重大错报.审计工作包括在抽查的基础上检查支持会计报表金额和披露的证据,评价管理当局在编制会计报表时采用的会计政策和做出的重大会计估计,以及评价会计报表的整体反映。我们相信,我们的审计工作为发表意见提供了合理的基础。

我们认为,上述会计报表符合国家颁布的企业会计准则和《企业会计制度》及其他财务会计法规的规定,在所有重大方面公允反映了平安化肥公司2005年12月31日的财务状况以及2005年度的经营成果和现金流量。

附件:

1. 资产负债表
2. 利润及利润分配表
3. 现金流量表
4. 会计报表附注
5. 审计情况说明
6. 专项审计事项说明

北京中天恒会计师事务所有限责任公司
地址:北京市海淀区中关村南大街17号
韦伯时代大厦C座2306室
电话:(010)88579518/19
传真:(010)88571033
邮编:100081

中国注册会计师:高雅青

中国注册会计师:秦国伟

2006年02月20日

资产负债表

企制01表

编制单位：[illegible]化肥有限责任公司　　2005年12月31日　　金额单位：元

项目	行次	年初数	年末数	项目	行次	年初数	年末数
货币资金	1	1,322,377.00	6,658,800.25	短期借款	47	13,300,000.00	0.00
短期投资	2	0.00	0.00	应付票据	48	0.00	0.00
应收票据	3	0.00	0.00	应付账款	49	8,019,047.22	18,330,036.57
应收股利	4	0.00	0.00	预收账款	50	0.00	0.00
应收利息	5	0.00	0.00	应付工资	51	828,596.41	1,098,475.00
应收账款	6	10,652,660.20	12,709,856.25	应付福利费	52	1,903,826.46	1,751,729.17
其他应收款	7	580,960.14	272,936.46	应付股利（应付利润）	53	906,646.99	906,646.95
预付账款	8	3,457,501.40	730,722.48	应付利息	54	0.00	0.00
期货保证金	9	0.00	0.00	应交税金	55	1,799,162.16	207,407.36
应收补贴款	10	0.00	0.00	其他应交款	56	38,610.82	8,625.04
应收出口退税	11	0.00	0.00	其他应付款	57	3,967,404.66	3,077,840.22
存货	12	12,326,397.16	9,310,314.59	预提费用	58	300,000.94	0.00
其中：原材料	13	597,047.93	7,295,334.46	预计负债	59	0.00	0.00
库存商品（产成品）	14	11,727,549.23	2,014,980.13	递延收益	60	0.00	0.00
待摊费用	15	300,221.71	937,909.04	一年内到期的长期负债	61	0.00	0.00
待处理流动资产净损失	16	0.00	0.00	其他流动负债	62	53,000,000.00	58,000,000.00
一年内到期的长期债权投资	17	0.00	0.00	流动负债合计	63	84,063,297.45	84,189,157.75
其他流动资产	18	3,657,414.78	12,613,971.27	长期借款	64	20,500,000.00	15,500,000.00
流动资产合计	19	32,304,638.66	42,232,574.36	应付债券	65	0.00	0.00
长期投资	20	0.00	0.00	长期应付款	66	0.00	0.00
其中：长期股权投资	21	0.00	0.00	专项应付款	67	0.00	5,445,866.47
长期债权投资	22	0.00	0.00	其他长期负债	68	0.00	0.00
*合并价差	23	0.00	0.00	其中：特准储备基金	69	0.00	0.00
长期投资合计	24	0.00	0.00	长期负债合计	70	20,500,000.00	20,945,866.47
固定资产原价	25	201,721,720.00	207,503,195.00	递延税款贷项	71	0.00	0.00
减：累计折旧	26	47,660,714.40	57,847,250.44	负 债 合 计	72	104,563,297.45	105,135,024.22
固定资产净值	27	154,063,014.30	150,135,948.56	*少数股东权益	73	0.00	0.00
减：固定资产减值准备	28	44,937,070.77	44,937,070.77	实收资本（股本）	74	137,018,257.44	137,018,257.44
固定资产净额	29	109,126,943.61	105,198,877.79	国家资本	75	0.00	0.00
工程物资	30	0.00	0.00	集体资本	76	0.00	0.00
在建工程	31	0.00	948,000.00	法人资本	77	137,018,257.44	137,018,257.44
固定资产清理	32	0.00	0.00	其中：国有法人资本	78	137,018,257.44	137,018,257.44
待处理固定资产净损失	33	0.00	0.00	集体法人资本	79	0.00	0.00
固定资产合计	34	109,126,943.61	106,146,877.79	个人资本	80	0.00	0.00
无形资产	35	161,030.44	144,416.44	外商资本	81	0.00	0.00
其中：土地使用权	36	0.00	86,666.44	资本公积	82	0.00	0.00
长期待摊费用（递延资产）	37	0.00	63,655.30	盈余公积	83	0.00	0.00
其中：固定资产修理	38	0.00	0.00	其中：法定公益金	84	0.00	0.00
固定资产改良支出	39	0.00	0.00	*未确认的投资损失	85	0.00	0.00
其他长期资产	40	0.00	0.00	未分配利润	86	-99,989,242.28	-93,565,755.77
其中：特准储备物资	41	0.00	0.00	其中：现金股利	87	-99,989,242.28	-93,565,755.77
无形资产及其他资产合计	42	161,030.44	208,071.74	外币报表折算差额	88	0.00	0.00
递延税款借项	43	0.00	0.00	所有者权益小计	89	37,029,015.16	43,452,501.67
	44			减：未处理资产损失	90	0.00	0.00
	45			所有者权益合计（剔除未处理资产损失后的金额）	91	37,029,015.16	43,452,501.67
资产总计	46	141,892,212.61	148,587,626.85	负债和所有者权益总计	92	141,892,212.41	148,587,526.85

利润及利润分配表

企财02表

编制单位：朔州市平鲁区平安化肥有限责任公司　　2005年度　　金额单位：元

项目	行次	上年实际数	本年实际数	项目	行次	上年实际数	本年实际数
一、主营业务收入	1	49,085,989.51	121,768,064.61	罚款支出	38	0.00	0.00
其中：出口产品（商品）销售收入	2	0.00	0.00	捐款支出	39	48,300.00	3,800.00
进口产品（商品）销售收入	3	0.00	0.00	（二）其他支出	40	0.00	0.00
减：折扣与折让	4	0.00	0.00	其中：结转的含量工资包干结余	41	0.00	0.00
二、主营业务收入净额	5	49,085,989.51	121,768,064.61	五、利润总额（亏损总额以"-"号填列）	42	-6,587,093.34	6,423,486.51
减：（一）主营业务成本	6	44,789,253.66	99,823,446.47	减：所得税	43	0.00	0.00
其中：出口产品（商品）销售成本	7	0.00	0.00	＊少数股东损益	44	0.00	0.00
（二）主营业务税金及附加	8	383,439.92	1,522,641.63	加：＊未确认的投资损失	45	0.00	0.00
（三）经营费用	9	0.00	0.00	六、净利润（净亏损以"-"号填列）	46	-6,587,093.34	6,423,486.51
（四）其他	10	0.00	0.00	加：（一）年初未分配利润	47	-93,402,148.94	-99,989,242.28
加：（一）递延收益	11	0.00	0.00	（二）盈余公积补亏	48	0.00	0.00
（二）代购代销收入	12	0.00	0.00	（三）其他调整因素	49	0.00	0.00
（三）其他	13	0.00	0.00	七、可供分配的利润	50	-99,989,242.28	-93,565,755.77
三、主营业务利润（亏损以"-"号填列）	14	3,913,295.93	20,421,976.51	减：（一）提取法定盈余公积	51	0.00	0.00
加：其他业务利润（亏损以"-"号填列）	15	6,555.23	73,325.20	（二）提取法定公益金	52	0.00	0.00
减：（一）营业费用	16	641,173.33	1,811,318.83	（三）提取职工奖励及福利基金	53	0.00	0.00
（二）管理费用	17	6,964,421.85	7,414,863.49	（四）提取储备基金	54	0.00	0.00
（三）财务费用	18	2,902,552.69	4,556,489.03	（五）提取企业发展基金	55	0.00	0.00
其中：利息支出	19	2,921,574.90	4,697,019.35	（六）利润归还投资	56	0.00	0.00
利息收入	20	23,883.21	47,229.36	（七）补充流动资本	57	0.00	0.00
汇兑净损失（汇兑净收益以"-"号填列）	21	0.00	0.00	（八）单项留用的利润	58	0.00	0.00
（四）其他	22	0.00	0.00	（九）其他	59	0.00	0.00
四、营业利润（亏损以"-"号填列）	23	-6,588,296.71	6,712,630.36	八、可供投资者分配的利润	60	-99,989,242.28	-93,565,755.77
加：（一）投资收益（损失以"-"号填列）	24	0.00	0.00	减：（一）应付优先股股利	61	0.00	0.00
（二）期货收益（损失以"-"号填列）	25	0.00	0.00	（二）提取任意盈余公积	62	0.00	0.00
（三）补贴收入	26	0.00	0.00	（三）应付普通股股利（应付利润）	63	0.00	0.00
其中：补贴前亏损的企业补贴收入	27	0.00	0.00	（四）转作资本（股本）的普通股股利	64	0.00	0.00
（四）营业外收入	28	152,651.00	81,598.90	（五）其他	65	0.00	0.00
其中：处置固定资产净收益	29	0.00	0.00	九、未分配利润	66	-99,989,242.28	-93,565,755.77
非货币性交易收益	30	0.00	0.00	其中：应由以后年度税前利润弥补的亏损（以"+"号填列）	67	0.00	0.00
出售无形资产收益	31	0.00	0.00	补充资料：	68	—	—
罚款净收入	32	152,651.00	11,625.00	一、出售、处置部门或被投资单位所得收益	69	0.00	0.00
（五）其他	33	0.00	0.00	二、自然灾害发生的损失（损失以"+"填列）	70	0.00	0.00
其中：用以前年度含量工资结余弥补利润	34	0.00	0.00	三、会计政策变更影响利润总额数	71	0.00	0.00
减：（一）营业外支出	35	151,447.63	370,742.75	四、会计估计变更影响利润总额数	72	0.00	0.00
其中：处置固定资产净损失	36	0.00	0.00	五、债务重组损失（损失以"+"填列）	73	0.00	0.00
出售无形资产损失	37	0.00	0.00	六、其他非经常性损益（收益以"+"填列）	74	0.00	0.00

现金流量表

企财03表

编制单位：朔州市平鲁区平安化肥有限责任公司　　2005年度　　金额单位：元

项目	行次	金额	项目	行次	金额	项目	行次	金额
一、经营活动产生的现金流量：	1	——	投资活动产生的现金流量净额	24	-7,263,125.44	预提费用增加（减：减少）	47	-300,000.84
销售商品、提供劳务收到的现金	2	139,676,679.88	三、筹资活动产生的现金流量：	25	——	处置固定资产、无形资产和其他长期资产的损失（减：收益	48	0.00
收到的税费返还	3	0.00	吸收投资所收到的现金	26	0.00	固定资产报废损失	49	0.00
收到的其他与经营活动有关的现金	4	0.00	借款所收到的现金	27	5,000,000.00	财务费用	50	4,556,489.03
现金流入小计	5	139,676,679.88	收到的其他与筹资活动有关的现金	28	5,445,866.47	投资损失（减：收益）	51	0.00
购买商品、接受劳务支付的现金	6	77,345,981.20	现金流入小计	29	10,445,866.47	递延税款贷项（减：借项）	52	0.00
支付给职工以及为职工支付的现金	7	11,833,173.75	偿还债务所支付的现金	30	18,300,000.00	存货的减少（减：增加）	53	3,015,082.57
支付的各项税费	8	17,630,797.28	分配股利、利润或偿付利息所支付的现金	31	4,556,489.03	经营性应收项目的减少（减：增加）	54	807,598.61
支付的其他与经营活动有关的现金	9	8,856,556.48	支付的其他与筹资活动有关的现金	32	0.00	经营性应付项目的增加（减：减少）	55	8,725,861.14
现金流出小计	10	115,666,508.71	现金流出小计	33	22,856,489.03	其他	56	-8,856,556.48
经营活动产生的现金流量净额	11	24,010,171.17	筹资活动产生的现金流量净额	34	-12,410,622.56	经营活动产生的现金流量净额	57	24,010,171.17
二、投资活动产生的现金流量：	12	——	四、汇率变动对现金的影响	35	0.00	二、不涉及现金收支的投资和筹资活动：	58	——
收回投资所收到的现金	13	0.00	五、现金及现金等价物净增加额	36	4,336,423.17	债务转为资本	59	0.00
其中：出售子公司所收到的现金	14	0.00	补充资料：	37	——	一年内到期的可转换公司债券	60	0.00
取得投资收益所收到的现金	15	0.00	一、将净利润调节为经营活动现金流量：	38	——	融资租入固定资产	61	0.00
处置固定资产、无形资产和其他长期资产所收回的现金净额	16	0.00	净利润	39	6,423,486.51	其他	62	0.00
收到的其他与投资活动有关的现金	17	0.00	加：*少数股东损益	40	0.00	三、现金及现金等价物净增加情况：	63	——
现金流入小计	18	0.00	减：*未确认的投资损失	41	0.00	现金的期末余额	64	5,658,800.25
购建固定资产、无形资产和其他长期资产所支付的现金	19	7,263,125.44	加：计提的资产减值准备	42	0.00	减：现金的期初余额	65	1,322,377.08
投资所支付的现金	20	0.00	固定资产折旧	43	10,178,535.96	加：现金等价物的期末余额	66	0.00
其中：购买子公司所支付的现金	21	0.00	无形资产摊销	44	17,412.00	减：现金等价物的期初余额	67	0.00
支付的其他与投资活动有关的现金	22	0.00	长期待摊费用摊销	45	0.00	现金及现金等价物净增加额	68	4,336,423.17
现金流出小计	23	7,263,125.44	待摊费用减少（减：增加）	46	-557,737.33		69	

朔州市平鲁区平安化肥有限责任公司
会计报表附注

一、公司一般情况......1

二、不符合会计核算前提......1

三、公司主要会计政策、会计估计的说明......1

四、会计政策、会计估计变更及会计差错更正的说明......6

五、税项......6

六、员工社会保障及福利......6

七、会计报表主要项目注释（单位：元）......7

1．货币资金......7

2．应收帐款......7

3．其他应收款......8

4．预付帐款......9

5．存货......10

6．待摊费用......10

7．固定资产及累计折旧：......10

8．在建工程......12

9．无形资产......13

10．长期待摊费用......13

11．短期借款......13

12．应付帐款......14

13．应付工资......15

14．应付福利费......15

15．应付利润（股利）......15

16．应交税金......15

17．其他应交款......16

18. 其他应付款……16
19. 预提费用……17
20. 长期借款……17
21. 实收资本……17
22. 未分配利润……18
23. 主营业务收入与成本……18
24. 其他业务利润……19
25. 主营业务税金及附加……19
26. 财务费用……19
27. 营业外收入……19
28. 营业外支出……19
29. 支付的其他与经营活动有关的现金……20
30. 收到的其他与筹资活动有关的现金……20
八、关联方关系及其交易……20
九、或有事项……22
十、承诺事项……22
十一、资产负债表日后事项……22
十二、其他重要事项……22

一、公司一般情况

朔州市平鲁区平安化肥有限责任公司(以下简称平安化肥)，成立于1994年，由平朔煤炭工业公司、平朔多种经营开发公司、平鲁区经济技术开发公司、安家岭露天煤炭公司和山西省经贸资产经营有限责任公司共同出资组建。

经2004年股权变更和增资扩股后，本公司实收资本为13701.83万元万元。其中平朔煤炭工业公司5701.83万元，平朔第一煤炭有限公司4000万元；平朔安家岭露天煤炭有限公司4000万元。

本公司注册资本13464万元，住所：平鲁区井坪镇下麻黄头村北，营业执照注册码：1406031000178 法定代表人：黄佐。

本公司属化工行业，经营范围主要包括碳酸氢铵、硝铵、硝酸钠、亚硝酸钠、稀硝酸、多孔粒状硝酸铵的制造和销售等。本公司的主要产品包括多孔粒状硝酸铵等，主要应用于爆破等。

二、不符合会计核算前提

无。

三、公司主要会计政策、会计估计的说明

1. 本公司执行的会计制度

本公司执行相关的企业会计准则和《企业会计制度》及其补充规定。

2. 会计年度

本公司自每年公历1月1日起至12月31日止为一个会计年度。

3. 记账基础和计价原则

本公司采用借贷记账法，以权责发生制为记账基础，资产于取得时按实际成本入账；其后，如果发生减值，则计提相应的减值准备。

4. 记账本位币

本公司以人民币作为记账本位币。

5. 现金等价物的确定标准

本公司以持有期限短（一般是指从购买日起三个月内到期）、流动性强、易于转换为已知金额现金、价值变动风险很小的投资作为现金等价物。

本公司现金及现金等价物包括：现金、银行存款、其他货币资金和持有期限不超过三个月的短期投资。

6. 应收账款核算方法

（1）坏账损失的核算方法：本公司坏账损失采用备抵法核算，采用个别认定法与账龄分析法结合计提坏账准备，对于有确凿证据表明确实无法收回的应收款项，经本公司董事会或股东大会批准后列作坏账损失，冲销提取的坏账准备。

采用账龄分析法计提坏账准备的计提比例为：

行业类别	计提比例				
其他	3个月-1年（含1年）	1-2年（含2年）	2-3年（含3年）	3-5年（含5年）	5年以上
计提比例	2%	10%	30%	80%	100%

如某项应收款项的可收回性具有一定特殊性，按账龄计提坏账准备无法真实反映其可收回金额的，应对该项应收款项采取个别认定坏账准备，其中：

a对应收非关联方款项，金额较大、收回有困难的，结合实际情况和经验计提坏账准备。除有确凿证据表明该项应收款不能收回，或收回可能性很小（如债务单位撤销、破产、资不抵债、现金流量严重不足、发生严重自然灾害等导致停产而在短时间内无法偿付的债务等，以及应收款项逾期3年以上）外，下列情况一般不能全额计提减值准备：

当年发生的应收款项；

计划对应收款项进行重组；

其他已逾期，但无确凿证据表明不能收回的应收款项。

b与关联方发生的应收款项，一般不全额计提坏账准备。如有确凿证据表明关联方（债务单位）已撤销、破产、资不抵债、现金流量严重不足等，并且不准备对应收款项进行重组或无其他收回方式的，则对预计无法收回的应收关联方的款项也全额计提坏账准备。

（2）应收款项的转让、质押、贴现：

本公司以应收债权向银行等金融机构转让、质押或贴现等方式融资时，根据相关合同的约定，当债务人到期未偿还该项债务时，若本公司负有向金融机构还款的责任，则该应收债权作为质押贷款处理；若本公司没有向金融机构还款的责任，则该应收债权作为转让处理，并确认债权的转让损益。

7．存货核算方法

（1）存货的分类：包括各类原材料、燃料、备品备件（修理用配件）、辅助材料、外购件、商品、在产品、半成品、产成品，以及包装物、低值易耗品、委托代销商品等。

（2）存货取得和发出的计价方法：存货在取得时按实际成本计价；领用或发出存货，按照实际成本核算的，采用加权平均法(其中兰炭采用个别计价法)确定其实际成本。

（3）低值易耗品和包装物的摊销：低值易耗品、包装物、周转材料等存货，在领用当月开始摊销。2000元（含2000元）以下的一次摊销；2000元以上的，分别采用五五摊销或分期（次）摊销；其中单位（批）价值较大（一般4000元及其以上）、数量较多的周转材料、包装物，实行分期（次）

摊销，摊销期间不超过3年（或不超过受益产品的加工或建设期）。如此类存货发生丢失、毁损，应在发生（发现）当月并在查清原因后，将其摊余价值扣除责任人赔偿后，一次计入成本费用。

（4）期末存货计价原则及存货跌价准备确认标准和计提方法：期末存货按成本与可变现净值孰低原则计价；期末，在对存货进行全面盘点的基础上，对于存货因被淘汰、全部或部分陈旧过时或销售价格低于成本等原因导致成本高于可变现净值的部分，以及承揽工程预计存在的亏损部分，提取存货跌价准备。存货跌价准备按单个（或类别）存货项目的成本高于其可变现净值的差额提取，可变现净值按估计售价减去估计完工成本、销售费用和相关税金后确定。

8．固定资产计价及其折旧政策

(1)固定资产标准：使用年限超过1年的房屋、建筑物、机器设备、运输工具及其它与生产经营有关的工具、器具、仪器等。不属于生产经营主要设备的物品，单位价值在2,000元以上，并且使用年限超过2年以上的，也列作固定资产。

(2)固定资产分类：房屋建筑物、机械设备、运输设备、其他。

(3)固定资产的计价：固定资产按其成本作为入账价值，其中：外购的固定资产的成本包括买价、运输费、及其他相关税费，以及为使固定资产达到预定可使用状态前所发生的可直接归属于该资产的其他支出；投资者投入的固定资产，按投资各方确认的价值作为入账价值。

(4)固定资产折旧采用直线法。

固定资产的预计经济使用年限、预计净残值率和折旧率如下：

固定资产类别	预计使用年限	残值率	年折旧率(%)
房屋建筑物	15-45	4%	2.1-6.4
机械设备	5-22	4%	19.2—4.36
运输设备	8-10	4%	12-9.6

（5）固定资产减值准备的确认标准和计提方法

当固定资产由于市价持续下跌，或技术陈旧、损坏、长期闲置等原因，导致其可收回金额低于账面价值的，将可收回金额低于其帐面价值的差额作为固定资产减值准备。计提的固定资产减值准备在“营业外支出—计提的固定资产减值准备”中列支。

固定资产减值准备按单项资产计提。

结合以下因素确定某项固定资产的减值准备：

a资产的市价大幅下跌，其跌幅大大高于因时间推移或正常使用而预计的下跌，并且预计在近期内不可能恢复，以该项资产的账面价值与市价的差额计提减值准备；

b技术、市场、经济或法律等企业经营环境，或者产品营销市场，在当期或近期发生重大变化，并对企业产生负面影响，以技术部门、营销部门从技术进步、业务政策等角度对该项资产的使用价值

出具的技术鉴定来确定减值准备的金额；

c 同期市场利率等大幅度提高，进而很可能影响计算固定资产可收回金额的折现率，并导致固定资产可收回金额大幅度降低，根据单位有关部门测算的影响程度确定减值准备的金额；

d 有证据表明，资产已经陈旧过时或实体损坏，以固定资产管理部门和技术部门对该项资产的使用价值出具的技术鉴定来确定减值准备的金额；

e 固定资产预计使用方式发生重大不利变化，如企业计划终止或重组该资产所属的经营业务、提前处置资产等情形，从而对企业产生负面影响，以技术部门、营销部门从业务政策等角度出具的鉴定来确定减值准备的金额；

f 如存在其他有可能表明资产已发生减值的情况，也计提减值准备。

当某项固定资产存在下列情况之一时，全额计提减值准备：

a 长期闲置不用，在可预见的未来不会再使用，且已无转让价值的固定资产；

b 由于技术进步等原因，已不可使用的固定资产；

c 虽然资产尚可使用，但使用后产生大量不合格产品的固定资产；

d 已遭毁损，以至于不再具有使用价值和转让价值的固定资产；

e 其他实质上已经不能再给企业带来经济利益的固定资产。

土地不计提减值准备。

已提足折旧继续使用的固定资产不计提减值准备。

9．在建工程核算

(1)在建工程的计价：按实际发生的支出确定在建工程的工程成本，其中：自营工程按直接材料、直接工资、直接施工费等计量；出包工程按支付的工程价款等计量；设备安装工程按所安装设备的价值、安装费用、工程试运转所发生的支出等确定工程成本；更新改造工程按更新改造前该固定资产的账面价值、更新改造直接费用、工程试运转支出以及所分摊的工程管理费等确定工程成本。

（2）在建工程结转固定资产的时点：本公司建造的固定资产在达到预定可使用状态之日起，根据工程预算、造价或工程实际成本等，按估计的价值结转固定资产并于次月起开始计提折旧。待办理了竣工决算手续后再作调整。

（3）在建工程减值准备的确认标准和计提方法：本公司于每年年度终了，对在建工程进行全面检查，当存在下列一项或若干项情况时，分别按该单项工程可收回金额低于其账面价值的差额计提减值准备：

a 长期停建并且预计在未来 3 年内不会重新开工的在建工程；

b 所建项目无论在性能上，还是在技术上已经落后，并且给本公司带来的经济利益具有很大的不确定性；

c 其他足以证明在建工程已经发生减值的情形。

10. 无形资产计价及摊销方法

（1）无形资产的计价方法：无形资产在取得时，按实际成本计量。购入的无形资产，按实际支付的价款作为实际成本；投资者投入的无形资产，按投资各方确认的价值作为实际成本；自行开发并按法律程序申请取得的无形资产，按依法取得时发生的注册费、聘请律师费等费用作为无形资产的实际成本，在研究与开发过程中发生的材料、工资及其他费用直接计入当期损益。

（2）无形资产摊销方法和期限：无形资产自取得当月起按预计使用年限、合同规定的受益年限和法律规定的有效年限三者中最短者分期平均摊销，计入当期损益。合同、法律均未规定年限的，按 10 年摊销。本公司的无形资产分为土地使用权、计算机软件等，其中土地使用权按出让年限分别为 30 年和 42 年摊销，计算机软件按 5 年摊销。

11. 借款费用

为购建固定资产所发生的借款费用，在该固定资产达到预定可使用状态前所发生的，计入所购建固定资产成本，在达到预定可使用状态后所发生的，于发生时直接计入当期财务费用。

12. 长期摊销费用的会计处理方法

长期待摊费用是指已经支出，但摊销期限在一个会计年度以上（不含一年）的各项费用，包括露天矿开发用地支付的土地补偿费、拆迁费，以及摊销期限在一年以上的其他待摊费用。

摊销期限以费用发生对象的受益期确定。

经营单位筹建期间发生的除购建固定资产以外的其他“开办费”，在本项目中归集，待开始经营的当月一次性计入当期损益（管理费用）。

当某项长期待摊费用已基本确定不能使以后会计期间受益，在被判断当期（月），将其摊余价值全部计入当期（月）管理费用。

由本期负担的借款利息、租金等，不作为长期待摊费用处理。

13. 收入确认方法

本公司的营业收入主要包括产品销售收入，其收入确认原则如下：

销售商品时，同时符合以下四个条件，即确认为收入：

（1） 企业已将商品所有权上的主要风险和报酬转移给买方；

（2） 企业没有保留通常与所有权相联系的继续管理权，也没有对已售出的商品实施控制；

（3） 与交易相关的经济利益能够流入企业；

（4） 相关的收入和成本能够可靠的计量。

14. 所得税的会计处理方法

本公司所得税的会计处理采用应付税款法。

15. 利润分配

根据国家有关法律和财务制度规定，企业所得税后利润按以下顺序分配：

(1)弥补以前年度亏损（指连续五年用所得税前利润弥补亏损后，仍未补足的亏损）。

(2)按10%提取法定盈余公积金。

(3)按10%提取公益金。

(4)按10%提取任意盈余公积金。

(5)经董事会会议预案（或股东会议决议），分配股利。

四、会计政策、会计估计变更及会计差错更正的说明

无。

五、税项

增值税　销项税率按应税收入的　17%

城建税　按应交流转税额的　7%

教育费附加　按应交流转税额的　3%

价格调控基金　按应交流转税额的　1.5%

房产税　自用部分按计税房产原值扣除30%后按年税率1.2%；出租房产按年租金的12%

企业所得税　按应纳税所得额的　33%

六、员工社会保障及福利

1. 根据国家及朔州市劳动管理规定，本公司按职工工资总额的一定比例计提职工福利费和社会保险基金等。该等基金余额作为应付福利费或其他应付款反映在资产负债表上，计提比例如下：

项目	比例
职工福利费	14%
职工教育经费	1.5%
工会经费	2%
养老保险基金	20%
工伤保险基金	1%
失业保险基金	2%
住房公积金	9%

七、会计报表主要项目注释（单位：元）

1. 货币资金

项目	年初余额			年末余额		
	原币金额	折算汇率	折合人民币	原币金额	折算汇率	折合人民币
现金			158.94			6,041.94
其中：人民币			158.94			6,041.94
银行存款			1,322,218.14			5,652,758.31
其中：人民币			1,322,218.14			5,652,758.31
其他货币资金						
合计			1,322,377.08			5,658,800.25

2. 应收帐款

（1）应收账款账龄情况如下：

账龄	年初余额			年末余额		
	金额	比例(%)	坏账准备	金额	比例(%)	坏账准备
0-3 个月	9,884,808.65	92.39		12,517,090.33	96.67	
3 个月-1 年（含 1 年）	22.45		0.45			
1-2 年（含 2 年）	786,477.28	7.35	78,647.73			
2-3 年（含 3 年）				403,955.60	3.12	121,186.68
3-5 年（含 5 年）				-		
5 年以上	27,823.80	0.26	27,823.80	27,823.80	0.21	27,823.80
合计	10,699,132.18	100	106,471.98	12,948,869.73	100	149,010.48

（2）主要债务人(除关联方)及欠款原因如下（仅有 7 名）：

序号	债务人名称	金额	发生时间	原因
1	朔州市农业生产资料公司	403,955.60	2003 年	正在诉讼中
2	上麻黄头村	16,000.00	1998 年	实际属于捐赠无法收回
3	朔州平瑞高岭土公司	3,806.30	1998 年	单位已撤消
4	集运站	2,949.50	1999 年	单位已撤消
5	浙江上虞市特种密封件厂	1,879.90	1994 年	单位已撤消
6	四川江北机械厂	1,678.65	1994 年	单位已撤消
7	平鲁皮革厂	1,509.45	1998 年	单位已撤消
	合计	431,779.40		

说明：2002 年发生应收朔州市农业生产资料公司购材料款 403,955.60 元，多次催要无效，于 2004 年 9 月向平鲁区法院提起诉讼，现诉讼正在进行中。

（3）计提坏账准备的情况：

项 目	年初数			年末数		
	金额	比例%	坏账准备	金额	比例%	坏账准备
账龄分析法：						
3个月以内	9,884,808.65	0	11,042,596.68	12,517,090.33		
3个月-1年（含1年）	22.45	2	0.45			
1-2年（含2年）	786,477.28	10	78,647.73			
2-3年（含3年）		30		403,955.60	30	121,186.68
3-5年（含5年）		80				
5年以上	27,823.80	100	27,823.80	27,823.80	100	27,823.80
小计	814,323.53		106,471.98	431,779.40		149,010.48
个别认定法：						
内部应收账款						
外部应收账款						
合计	10,699,132.19		106,471.98	12,948,869.73		149,010.48

3．其他应收款

（1）其他应收款帐龄情况：

账龄	年初余额			年末余额		
	金额	比例(%)	坏账准备	金额	比例%	坏账准备
3个月-1年(含1年)	477,409.45	73.96	9,548.19	264,677.36	82.18	250.22
1-2年（含2年）	100,000.00	15.49	10,000.00			
2-3年（含3年）	41,789.43	6.47	12,536.82	902.92	0.28	270.88
3-5年（含5年）	9,211.36	1.43	7,369.09	39,386.51	12.23	31,509.21
5年以上	17,095.27	2.65	17,095.27	17,095.27	5.31	17,095.27
合计	645,505.51	100	56,549.37	322,062.06	100	49,125.58

说明：年末数比年初减少主要是因为山西经贸资产经营有限公司的20万元回购保证金收回。

（2）主要债务人(除关联方)及欠款原因如下：

序号	债务人名称	金额	发生时间	原因
1	郭新院	87,000.00	2005年	当年业务
2	曹兴仁	81,115.59	2005年	当年业务
3	曹俊	50,000.00	2005年	当年业务
4	林汤	39,386.51	2002年	支付的电费没入费用
5	王俊刚	18,562.05	2005年	当年业务
6	王巳会	7,511.36	2005年	当年业务
7	朔州市工商局	7,000.00	1998年	工商扣款已无法收回
8	铁多开	6,436.76	1999年	垫付款已无法收回
9	窦文平	5,000.00	2005年	当年业务
10	柏启	4,500.00	2005年	当年业务

	合计	306,512.27		

（3）计提坏账准备的情况：

项 目	年初数			年末数		
	金额	比例%	坏账准备	金额	比例%	坏账准备
账龄分析法：						
0-3 个月				252,166.00	0.00	
3 个月-1 年（含 1 年）	477,409.45	2.00	9,548.19	12,511.36	2.00	250.22
1-2 年（含 2 年）	100,000.00	10.00	10,000.00		10.00	
2-3 年（含 3 年）	41,789.43	30.00	12,536.82	902.92	30.00	270.88
3-5 年（含 5 年）	9,211.36	80.00	7,369.09	39,386.51	80.00	31,509.21
5 年以上	17,095.27	100.00	17,095.27	17,095.27	100.00	17,095.27
小 计	645,505.51		56,549.37	322,062.06		49,125.58
个别认定法：						
内部其他应收款						
外部其他应收款						
合 计	645,505.51		56,549.37	322,062.06		49,125.58

4．预付帐款

帐龄	年初数		年末数	
	金额	比例(%)	金额	比例(%)
1 年以内	3,179,984.75	92.51	4,69810	63.60
1—2 年	12,019.23	0.35	19,769.79	2.68
2—3 年	0.00	0.00	3,646.19	0.49
3 年以上	245,497.50	7.14	245,497.5	33.23
合计	3,437,501.48	100.00	738,723.48	100.00

说明：期末减少是因为 2004 年末煤炭紧张预付的兰炭款及预付电费共计 267 万元，2005 年没有了以上情况，所以预付账款减少。

主要债务人(除关联方)及欠款原因如下：

序号	债务人名称	金额	发生时间	原因
1	平鲁区电业局	200,000.00	1994 年	有争议对方没有挂帐
2	山西省环境监测中心站	180,000.00	2005 年	当年业务未到期
3	沁阳市华海玻璃钢厂	100,000.00	2005 年	当年业务未到期
4	朔州金林锅炉综合服务有限公司	100,000.00	2005 年	当年业务未到期
5	鞍山市业达矿山机械有限公司	32,500.00	2005 年	当年业务未到期
6	博山化肥机械有限公司	30,760.00	2005 年	当年业务未到期
7	太原新升锅炉辅机厂	25,000.00	2001 年	货已收到没有发票无法结算

8	二铺一矿	19,769.79	2004年	价格争议已无法收回
9	大连耐酸泵太原经销部	13,625.00	1999年	货已收到没有发票无法结算
10	浙江中控技术有限公司	10,000.00	2005年	当年业务未到期
	合计	711,654.79		

5. 存货

项目	年初余额		年末余额		超过3年的存货
	金额	跌价准备	金额	跌价准备	
原材料	2,939,348.87	2,341,500.94	9,636,835.40	2,341,500.94	2,697,622.16
库存商品	11,727,549.23		2,014,980.13		
合计	14,666,898.10	2,341,500.94	11,651,815.53	2,341,500.94	2,697,622.16

说明：年末减少主要是因为市场好，生产出的库存商品减少。

6. 待摊费用

种类	年初余额	本年增加数	本年摊销	年末余额	剩余摊销期限
财产保险费	298,548.71	634,474.04	457,164.71	475,858.04	9个月
碳化大修		527,111.00	65,000.00	462,111.00	6个月
养路费	74,963.00		74,963.00		
大车运管费	6,720.00		6,720.00		
合计	380,231.71	1,161,585.04	603,847.71	937,969.04	

7. 固定资产及累计折旧：

（1）固定资产及累计折旧总体情况：

项　目	年初数	本期增加	本期减少	年末数
原　值	20,1731,728.86	6,251,470.14		207,983,199
房屋建筑物	5,3503,407.26	3,434,188.1		56,937,595
机械设备	14,6129,203.60	2,445,316.04		148,574,520
运输设备	2099,118.00	371966.00		2,471,084
合　计	201,731,728.86	6,251,470.14		207,983,199
累计折旧	47,668,714.48	10,178,535.96		57,847,250
房屋建筑物	8,923,587.33	2,136,847.21		11,060,435
机械设备	38,542,188.81	7,810,134.17		46,352,323
运输设备	202,938.34	231,554.58		434,493
合　计	47,668,714.48	10,178,535.96		57,847,250
净　值	154,063,014.38	-3,927,065.82		150,135,949
房屋建筑物	44,579,819.93	1,297,340.89		45,877,161

机械设备	107,587,014.79	-5,364,818.13		102,222,197
运输设备	1,896,179.66	140,411.42		2,036,591
合　　计	154,063,014.38	-3,927,065.82		150,135,949

说明：本年增加的累计折旧中，本年计提的累计折旧费用 10,178,535.96 元。

（2）固定资产减值准备计提情况：

类　别	年初数	本期增加	本期减少	年末数	计提原因
房屋、建筑物	8,673,422.68			8,673,422.68	
机器设备	35,899,778.40			35,899,778.40	
运输工具	363,869.69			363,869.69	
合　　计	44,937,070.77			44,937,070.77	

8、在建工程

（1）在建工程

工程名称	初始预算数	年初数	本期增加	其中：借款费用	本期减少	其中：本期转固	年末数	其中：借款费用	资金来源	投入占预算比
合　计	13,400,000.00		948,000.00				948,000.00		—	—
其中：余额前十名明细小计	13,400,000.00		948,000.00				948,000.00			—
1、硝铵库	1,400,000.00		900,000.00				900,000.00		总公司拨措资金	64.29%
2、污水工程	12,000,000.00		48,000.00				48,000.00		财政拨款543万其余自筹筹	0.40%

9. 无形资产

无形资产总体情况：

项目名称	取得方式	原值	年初数	本期增加	本期转出	本期摊销	累计摊销	年末数	摊销年限
合　计	—	168,000.00	161,830.44			17,412.00	23,581.56	144,418.44	
其中：前十名明细									
土地使用权	转让	93,000.00	88,080.44			2,412.00	7,331.56	85,668.44	30年
软件实施费	购入	75,000.00	73,750.00			15,000.00	16,250.00	58,750.00	5年

10. 长期待摊费用

长期待摊费用情况（仅有一项）：

项　目	原始发生额	年初数	本期增加	本期摊销	累计摊销	年末数	剩余摊销年限
四期工程开办费	63,655.30		63,655.30			63,655.30	一次摊销
合　计	63,655.30		63,655.30			63,655.30	

11. 短期借款

（1）借款类别

借款类别	年初数	年末数
担保借款	13,300,000.00	0
合　　计	13,300,000.00	0

说明：本期已全部还银行借款。

（2）借款情况

借款单位	金额	借款期限	年利率	借款条件	备注
中国银行平鲁区支行	13,300,000.00	一年	5.841%	担保	平朔煤炭工业公司担保
合　　计	13,300,000.00				

12. 应付帐款

（1）应付账款账龄情况

帐龄	年初数		年末数	
	金额	比例(%)	金额	比例(%)
1年以内	479,401.68	5.98	16,007,579.59	87.29
1—2年	1,954,477.35	24.37	148,246.70	0.81
2—3年	785,941.23	9.80	1,754,477.35	9.57
3年以上	4,799,227.06	59.85	428,535.33	2.34
合　计	8,019,047.32	100.00	18,338,838.97	100.00

（2）主要债权人(除关联方)及欠款原因如下：

序号	债权人名称	金额	发生时间	原因
1	徐州安装防腐保温工程总公司第一工程处	1,684,317.00	2005年	当年业务
2	朔州市朔城区化肥厂	1,079,647.00	2005年	当年业务
3	泗洪化工厂	814,060.00	2005年	当年业务
4	河曲县晋生汽车运输队	591,337.00	2005年	当年业务
5	林州市建筑工程公司	587,009.00	2005年	当年业务
6	准格尔旗勿图沟煤炭有限责任公司	501,572.00	2005年	当年业务
7	朔州市新仁土地开发有限公司	398,880.00	2005年	当年业务
8	陕鼓动力股份有限公司	330,000.00	2004年	资金紧张未付
9	四川天一科技有限公司	202,630.00	2004年	资金紧张未付
10	大同市鹏程实业有限责任公司	198,000.00	2005年	当年业务
	合计	6,387,452.00		

（3）三年以上应付账款明细及未付原因如下：

债　权　人	年末数	欠款原因	未做处理原因
1、汾阳催化剂厂	34,350.00	对方未索要	尚未定性是否不用支付
2、陕西鼓风机厂	86,000.00	对方未索要	尚未定性是否不用支付
3、四平市换热器总厂	42,200.00	对方未索要	尚未定性是否不用支付
4、四平市风机制造厂	22,000.00	对方未索要	尚未定性是否不用支付
5、沈阳传动机械厂	11,500.00	对方未索要	尚未定性是否不用支付
6、太原化肥厂	103,980.00	对方未索要	尚未定性是否不用支付
7、江苏海门市大生水处理设备厂	11,000.00	对方未索要	尚未定性是否不用支付
8、张家港市轻工设备厂	7,488.00	对方未索要	尚未定性是否不用支付
9、山西化工设计院工程承包队	7,000.00	对方未索要	尚未定性是否不用支付
10、上海科嘉电工设备厂	8,400.00	对方未索要	尚未定性是否不用支付
合　计	333,918.00		

13. 应付工资

公司本年未实行工效挂钩；应付工资年末余额 1,098,475.00 元。

公司本年工资总额为 9,333,173.75 元，公司本年实际计提数为 9,333,173.75 元，实际发放数为 9,063,297.16 元。职工人数 512 人。

14. 应付福利费

应付福利费年末余额 1,751,729.17 元。

本公司应付福利费来源为按实际发放工资总额的 14%计提，共计提 1,119,314.46 元。支出 1,271,411.75 元，主要为职工医药费 14,559.60 元、节日活动费 739,211.00 元、职工困难补助 4,000.00 元、职工医疗保险 473,741.15 元等。

15. 应付利润（股利）

主要股东名称(类别)	年初数	本期增加	本期减少	年末数	期末未付原因
平朔煤炭工业公司	906,646.99			906,646.99	资金紧张
合　计	906,646.99			906,646.99	

说明：应付利润 906,646.99 元为 2001 年计提 1,005,000.00 元，2002 提取 428,775.70 元，中间往来业务冲销 527,128.71 元。

16. 应交税金

税　项	适用税率	年初数	年末数
增值税	17%	1,388,761.03	189,445.43
营业税			
城市建设维护税	7%	47,056.65	13,261.18
企业所得税	33%		-1,408.00
房产税	1.2		
个人所得税		89,972.05	24,766.41
土地使用税	3.3	232,765.16	-17,900.66
其他		40,607.27	-762
合计		1,799,162.16	207,402.36

17. 其他应交款

税 项	年初数	本年应交	本年已交	年末数
教育费附加	25,740.41	397,210.87	417,267.92	5,683.36
价格调控基金	12,870.21	198,605.42	208,633.95	2,841.68
合 计	38,610.62	595,816.29	625,901.87	8,525.04

18. 其他应付款

帐龄	年初数		年末数	
	金额	比例(%)	金额	比例(%)
1 年以内	3,394,707.93	85.50	3,492,059.27	90.06
1—2 年	6,556.00	0. 20	27,840.95	0.72
2—3 年	208,415.82	5.30		
3 年以上	357,724.90	9.00	357,640.00	9.22
合 计	3,967,404.65	100.00	3,877,540.22	100.00

主要债权人(除关联方)及欠款原因如下:

序号	债权人名称	金额	发生时间	原因
1	养老金	1,462,955.66	2005 年	当年业务
2	山西省经贸资产经营公司	800,000.00	2005 年	当年业务
3	原化肥厂贷款	347,240.00	2001 年	资金紧张未支付
4	职教	240,096.71	2005 年	当年业务
5	代征税	155,380.98	2005 年	当年业务
6	工会经费	153,648.51	2005 年	当年业务
7	苏耀斌	112,990.18	2005 年	当年业务
8	职工互助金	103,910.00	2005 年	当年业务
9	失业保险费	51,768.58	2005 年	当年业务
10	平鲁区电力实业中心(梁义)	41,340.00	2005 年	当年业务
	合 计	3,469,330.62		

三年以上其他应付款明细及未付原因如下:

债 权 人	年 末 数	欠款原因	未做处理原因
1、单身职工住房押金	1,600.00	没人索要	尚未定性是否不用支付
2、区招待所	2,000.00	没人索要	尚未定性是否不用支付
3、省科委	2,000.00	没人索要	尚未定性是否不用支付
4、张继	1,000.00	没人索要	尚未定性是否不用支付
5、原化肥厂贷款	347,240.00	资金紧张未支付	尚未定性是否不用支付

6、中国企业报驻朔州市通联站	3,800.00	没人索要	尚未定性是否不用支付
合　计	357,640.00		

19. 预提费用

类　别	年初数	本期增加	本期减少	年末数	结存原因
排污费	300,000.84		300,000.84		
房产税、土地使		400,000.00	400,000.00		
贷款利息		2,700,000.00	2,700,000.00		
年度检修		2,840,000.00	2,840,000.00		
合　计	300,000.84	5,940,000.00	6,240,000.84		

20. 长期借款

(1)借款类别：

借款类别	年初数	年末数
抵押借款		
担保借款	20,500,000.00	15,500,000.00
信用借款		
合　计	20,500,000.00	15,500,000.00

(2)借款情况：

借款单位	金额	起讫日	借款期	年利率	借款条件	借款用途	备　注
山西信托投资有限责任公司	500,000.00	03-3-19	4年	5.58%	信用	基建借款	
中国银行平鲁区支行	10,000,000.00	01-3-20	5年	6.63%	担保	基建借款	平鲁区东易煤矿
中国银行平鲁区支行	5,000,000.00	01-12-14	5年	6.63%	担保	基建借款	平鲁区西易煤矿
合　计	15,500,000.00						

21. 实收资本

(1)项目

投资者名称	年初数		本期增加额	本期减少额	年末数	
	金额	比例（%）			金额	比例（%）
平朔煤炭工业公司	57,018,257.44	40.58			57,018,257.44	40.58
安家岭露天煤炭有限公司	40,000,000.00	29.71			40,000,000.00	29.71
平朔第一煤炭有限公司	40,000,000.00	29.71			40,000,000.00	29.71
合　计	137,018,257.44	100.00			137,018,257.44	100.00

(2)国有资本

投资者名称	年初数		本期增加	本期减少	年末数	
	金额	比例			金额	比例
①国家资本						
②国有法人资本	137,018,257.44	100.00			137,018,257.44	100.00
合　计	137,018,257.44	100.00			137,018,257.44	100.00

22. 未分配利润

项　目	金　额
上年年末余额	-99,989,242.28
加：年初未分配利润调整数	
其中：执行《企业会计制度》追溯调整	
重大会计差错	
其他调整因素	
本年年初余额	-99,989,242.28
本年增加数	6,423,486.51
其中：本年净利润转入	6,423,486.51
其他增加	
本年减少数	
其中：本年提取盈余公积数	
本年分配现金股利数	
本年分配股票股利数	
其他减少	
本年年末余额	-93,565,755.77
其中：董事会已批准的现金股利数	

23. 主营业务收入与成本

项　目	主营业务收入		主营业务成本	
	2004年度	2005年度	2004年度	2005年度
多孔硝铵	49,085,989.51	120,819,205.61	44,789,253.66	98,931,689.63
碳铵		948,859.00		891,756.84
合　计	49,085,989.51	121,768,064.61	44,789,253.66	99,823,446.47

说明：2005年12月一次摊销了2,883,652.33元防腐费导致生产成本增高主营业务成本相应提高。

24．其他业务利润

项目	其他业务收入		其他业务支出	
	2004 年度	2005 年度	2004 年度	2005 年度
土碳销售		66,850.00		60,000.00
汽车出租收入		70,400.00		3,924.80
合计	7,669.62	137,250.00	6,411.70	63,924.80

25．主营业务税金及附加

项目	计缴基数	计缴比例	本年数	上年数
城市维护建设税	增值税和营业税	7%	926,825.34	233,398.22
价格调整基金	增值税和营业税	1.5%	198,605.42	50,013.90
教育费附加	增值税和营业税	3%	397,210.87	100,027.80
合计			1,522,641.63	383,439.92

26．财务费用

项目	2004 年度	2005 年度
利息支出	3,033,418.56	4,597,019.35
减：利息收入	135,726.87	47,229.36
汇兑损失		
减：汇兑收益		
手续费支出	4,861.00	6,699.04
其他支出		
合计	2,902,552.69	4,556,489.03

27．营业外收入

项目	2004 年度	2005 年度
职工违章、违纪罚款收入	42,151.00	19,652.00
调整待处理流动资产损益	110,500.00	
废煤销售收入		61,946.90
合计	152,651.00	81,598.90

28．营业外支出

项目	2004 年度	2005 年度
固定资产盘亏		
处置固定资产净损失		

债务重组损失		
税务局稽查追缴清查合资进项税	45,754.13	323,373.75
捐赠支出（国税局）	48,300.00	3,800.00
水源补偿费		15,000.00
青苗补偿款		7,950.00
文艺演出费		10,000.00
其他	57,393.50	10,619.00
合　计	151,447.63	370,742.75

29．支付的其他与经营活动有关的现金

项　目	本年数	内容说明
上存结算中心资金	8,856,556.48	
合　计		

30．收到的其他与筹资活动有关的现金

项　目	本年数	内容说明
国家拨入污水处理专项基金	5,445,866.47	
合　计		

八、关联方关系及其交易

（一）关联方关系

1．存在控制关系的关联方

企业名称	注册地址	主营业务	与本公司关系	经济性质	法定代表人
平朔煤炭工业公司	朔州市	原煤开采	母公司	国有	张宝山

2．存在控制关系的关联方的注册资本及其变化

关联方名称	年初数	本期增加	本期减少	年末数
平朔煤炭工业公司	197,685,000.00			197,685,000.00

3．存在控制关系的关联方的所持股份及其变化

关联方名称	持股金额		持股比例	
	上年数	本年数	上年数	本年数

平朔煤炭工业公司	57,018,257.44	57,018,257.44	40.58%	41.61%

4．不存在控制关系的关联方的性质

与本公司同受一母公司控制的关联方

关联方名称	母公司持有股份	主营业务	与本公司关联交易内容
平朔安家岭露天煤炭有限公司	99.98%	原煤开采	销售商品
安太堡露天煤矿	不适用	原煤开采	销售商品
平朔多种经营开发公司	100.00%	多种经营	销售商品

（二）关联交易

1．销售商品

关联方名称	上年数		本年数		
	金额	比例(%)	金额	比例(%)	计价标准
平朔安家岭露天煤炭有限公司	7,226,789.00	14.73	40,997,218.00	33.94	市场价格
安太堡露天煤矿	28,396,451.00	57.87	79,790,023.62	66.06	市场价格
平朔煤炭工业公司	13,445,735.00	27.40			市场价格
合　计	49,068,975.00	100.00	120,787,241.62	100.00	

2．采购物资

关联方名称	上年数		本年数		
	金额	比例(%)	金额	比例(%)	计价标准
平朔实业发展有限公司	43,112.00	39.25	217,766.4	42.06	市场价格
平朔煤炭工业公司多种经营开发公司	21,900.00	19.94	0.00	0.00	市场价格
平朔煤炭工业公司	0.00	0.00	300,035.88	57.94	市场价格
平朔安家岭露天煤炭有限公司	44,836.65	40.81	0.00	0.00	市场价格
合　计	109,848.65	100.00	517,802.28	100.00	

3．关联方资金往来

（1）资金融通

	关联方名称	本金	利率	本年应计利息	年初数	年末数
借入：	平朔煤炭工业公司	10,000,000.00	4.779%	477,900.00	10,000,000.00	10,000,000.00
借入：	平朔煤炭工业公司	23,000,000.00	4.536%	1,043,280.00	23,000,000.00	23,000,000.00
借入：	平朔煤炭工业公司	20,000,000.00	5.022%	1,004,400.00	20,000,000.00	20,000,000.00
借入：	平朔煤炭工业公司		5.580%	279,000.00		5,000,000.00
合计		53,000,000.00		2,804,580.00	53,000,000.00	58,000,000.00

（2）应收账款关联方余额占全部应收账款余额的比重

关联方名称	年初数			年末数		
	金额	比例(%)	账龄	金额	比例(%)	账龄
平朔安家岭露天煤炭有限公司	5,345,823.60	54.08	1年以	2,644,438.68	21.13	1年以
安太堡露天煤矿	4,538,985.05	45.92	1年以	9,872,651.65	78.87	1年以
合计	9,884,808.65	100.00		12,517,090.33	100.00	

（4）应付账款关联方余额占全部应付账款余额的比重

关联方名称	年初数			年末数		
	金额	比例(%)	账龄	金额	比例(%)	账龄
平朔实业发展有限公司	43,112.00		3月内			
平朔安家岭露天煤炭有限公司	44,836.65		3月内			
平朔煤炭工业公司多种经营开发	2190.00		1年以			
平朔煤炭工业公司	114,216.84		4—5年			
合计	202,165.49					

5. 接受担保

本公司在中国银行平鲁区支行的长期借款中1000万元和500万元分别由平鲁区东易煤矿和平鲁区西易煤矿担保。

九、或有事项

1、未决诉讼或仲裁形成的或有负债

2002年发生应收朔州市农业生产资料公司购材料款403,955.60元，多次催要无效，于2004年9月向平鲁区法院提起诉讼，现诉讼正在进行中。

2、除存在上述或有事项外，截止2005年12月31日，本公司无其他重大或有事项。

十、承诺事项

截止2005年12月31日，本公司无重大承诺事项。

十一、资产负债表日后事项

无。

十二、其他重要事项

无。

朔州市平鲁区平安化肥有限责任公司

2005年12月31日

审计情况说明

1、接受委托审计的企业范围及审计类型

我们接受委托，对平朔煤炭工业公司所属的朔州市平鲁区平安化肥有限责任公司 2005 年度财务决算进行了审计，具体单位及审计意见类型见附表。

2、前期审计差异调整情况

无。

3、本年度审计未调整事项

无。

4、本年度审计不确认事项

无。

5、注册会计师认为需要说明或者恰当反映的其他事项

无。



北京中天恒会计师事务所有限责任公司

2006 年 2 月 20 日

朔州市平鲁区平安化肥有限责任公司审计报告意见类型汇总表

序号	公司名称	次级	资产总额（万元）	承担审计的会计师事务所名称	审计报告意见类型
1	朔州市平鲁区平安化肥有限责任公司	3	14,858.75	北京中天恒会计师事务所	标准无保留意见
2					
3					
4					
5					
6					
7					
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					

专项审计情况说明

我们接受平朔煤炭工业公司的委托，审计了朔州市平鲁区平安化肥有限责任公司（以下简称平安化肥公司）2005年12月31日的资产负债表以及2005年度的利润及利润分配表和现金流量表。根据财政部《关于改进和加强企业年度会计报表审计工作管理的若干规定》（财企[2004]5号）、国务院国有资产监督管理委员会《关于印发〈中央企业财务决算审计工作规则〉的通知》（国资发评价[2004]173号）等文件的有关规定，现将平安化肥公司的审计情况报告如下：

一、接受委托审计的企业范围

按照平安化肥公司决算报表统计口径，2005年度会计报表的审计范围为平安化肥公司1户。

二、参与平安化肥审计的会计师事务所

参与本公司2005年度会计报表审计的会计师事务所共1家，具体参审情况如下：

序号	会计师事务所名称	参审二级子公司户数	资产总额（万元）	出具非标准无保留意见户数	备注
1	北京中天恒会计师事务所		14,858.75		
2					
3					
4					
5					
	合　计	-	14,858.75		

三、审计报告意见类型情况

平安化肥审计报告类型为标准无保留意见。

四、2005年度会计报表的年初数与上年年末数不一致的情况及主要原因

无。

五、按照国家政策开展清产核资工作、主辅分离、债务重组、改制改组、破产出售、资产处置、债转股等工作，依据有关部门批复文件调整会计账务情况

无。

六、平安化肥公司2004年度会计报表已经北京中天恒会计师事务所审计，并出具中天恒审字[2005]1019-4号审计报告，审计意见类型为标准无保留意见。

七、企业在本年度财务决算中依据会计师事务所审计意见进行的主要账务调整事项

无。

八、本年度审计未调整事项

无。

九、本年度审计不确认事项

无。


北京中天恒会计师事务所有限责任公司

中天恒会计师事务所有限公司

2006 年 2 月 20 日

企业法人营业执照

（副　本）

注册号1100002443591（1—1）

名　　称 北京中天恒会计师事务所有限责任公司

住　　所 北京市海淀区中关村南大街17号韦伯时代中心C座2306室

法定代表人 高雅青

注册资本 200万元

企业类型 有限责任公司

经营范围 审计企业会计报表，出具审计报告；验证企业注册资本（金），出具验资报告；办理企业合并、分立、清算事项中的审计业务，出具有关的报告；法律、行政法规规定的其他审计业务；基本建设施工预决（结）算审计验证；会计业务咨询服务；销售与会计业务相关的账册、文表、用具；从事资产评估业务；建筑工程造价咨询；工程招标代理；法律、法规禁止的，不得经营；应经审批的，未获审批前不得经营；法律、法规未规定审批的，企业自主选择经营项目，开展经营活动。（法律、法规规定需要专项审批的，取得审批前，不得开展经营活动）＊＊＊

营业期限 自1999年08月25日至 2039年08月24日

成立日期 1995年10月11日

说　明

1.《企业法人营业执照》是企业取得企业法人资格和合法经营的凭证。
2.《企业法人营业执照》分正本和副本，正本和副本具有同等法律效力。营业执照正本应放在企业法人住所醒目的位置。企业法人可根据业务需要，向登记机关申请领取若干副本。
3. 营业执照不得伪造、涂改、出租、出借、转让。除登记机关外，其他任何单位和个人均不得扣留、收缴和吊销。
4. 企业法人应在核准登记的经营范围内从事经营活动。
5. 企业法人登记注册事项发生变化时，应向原登记机关申请变更登记。
6. 每年一月一日至四月三十日，登记机关对企业法人进行年度检验。
7. 企业注销登记时，应交回营业执照正、副本。营业执照被登记机关吊销后即自行失效。

企业法人年检情况

登记机关

2004年　月13日

审 计 报 告

平木煤炭加工有限公司

2005 年度

北京

北京中天恒会计师事务所有限责任公司

地址：北京中关村南大街 17 号　　　　邮编：100081

韦伯时代大厦 C 座 2306 室

电话：(010) 8857 9518　　　　传真：(010) 8857 1033

审 计 报 告

中天恒审字[2006]1054-13 号

平木煤炭加工有限公司：

我们审计了后附的平木煤炭加工有限公司(以下简称平木公司)2005 年 12 月 31 日的资产负债表和 2005 年度的现金流量表这些会计报表的编制是平木公司管理当局的责任，我们的责任是在实施审计工作的基础上对这些会计报表发表意见

我们按照中国注册会计师独立审计准则计划和实施审计工作，以合理确信会计报表是否不存在重大错报 审计工作包括在抽查的基础上检查支持会计报表金额和披露的证据，评价管理当局在编制会计报表时采用的会计政策和做出的重大会计估计，以及评价会计报表的整体反映 我们相信，我们的审计工作为发表意见提供了合理的基础

我们认为，上述会计报表符合国家颁布的企业会计准则和《企业会计制度》及其他财务会计法规的规定，在所有重大方面公允反映了平木公司 2005 年 12 月 31 日的财务状况以及 2005 年度的现金流量

附件：

1. 资产负债表
2. 现金流量表
3. 会计报表附注

北京中天恒会计师事务所有限责任公司
地址：北京市海淀区中关村南大街 17 号
韦伯时代大厦 C 座 2306 室
电话：(010) 88579518/19
传真：(010) 88571033
邮编：100081

中国注册会计师：高雅青

中国注册会计师：秦国伟

2006 年 02 月 20 日

资产负债表

2005年12月31日

企财01表

编制单位：朔州平木煤炭加工有限公司　　　　金额单位：元

项目	行次	年初数	年末数	项目	行次	年初数	年末数
货币资金	1	4,568,199.93	1,347,533.02	短期借款	47	-	-
短期投资	2	-	-	应付票据	48	-	-
应收票据	3	-	-	应付账款	49	7,424,210.11	37,804,796.22
应收股利	4	-	-	预收账款	50	-	-
应收利息	5	-	-	应付工资	51	-	-
应收账款	6	-	-	应付福利费	52	-	-
其他应收款	7	21,205,920.33	3,466,276.17	应付股利（应付利润）	53	-	-
预付账款	8	12,807,061.96	455,600.00	应付利息	54	-	-
期货保证金	9	-	-	应交税金	55	8,643.05	-
应收补贴款	10	-	-	其他应交款	56	-	-
应收出口退税	11	-	-	其他应付款	57	149,125,325.13	203,040,977.65
存货	12	-	-	预提费用	58	-	-
其中：原材料	13	-	-	预计负债	59	-	-
库存商品（产成品）	14	-	-	递延收益	60	-	-
待摊费用	15	-	-	一年内到期的长期负债	61	-	-
待处理流动资产净损失	16	-	-	其他流动负债	62	-	-
一年内到期的长期债权投资	17	-	-	流动负债合计	63	156,558,178.29	240,845,772.87
其他流动资产	18	-	-	长期借款	64	-	-
流动资产合计	19	38,581,182.22	5,269,409.19	应付债券	65	-	-
长期投资	20	-	-	长期应付款	66	-	-
其中：长期股权投资	21	-	-	专项应付款	67	-	-
长期债权投资	22	-	-	其他长期负债	68	-	-
*合并价差	23	-	-	其中：特准储备基金	69	-	-
长期投资合计	24	-	-	长期负债合计	70	-	-
固定资产原价	25	-	-	递延税款贷项	71	-	-
减：累计折旧	26	-	-	负 债 合 计	72	156,558,178.29	240,845,772.87
固定资产净值	27	-	-	*少数股东权益	73	-	-
减：固定资产减值准备	28	-	-	实收资本（股本）	74	31,300,000.00	31,300,000.00
固定资产净额	29	-	-	国家资本	75	-	-
工程物资	30	28,455,828.55	45,028,914.07	集体资本	76	-	-
在建工程	31	121,185,739.14	222,222,563.23	法人资本	77	31,300,000.00	31,300,000.00
固定资产清理	32	-	-	其中：国有法人资本	78	31,300,000.00	31,300,000.00
待处理固定资产净损失	33	-	-	集体法人资本	79	-	-
固定资产合计	34	149,641,567.69	267,251,477.30	个人资本	80	-	-
无形资产	35	-	-	外商资本	81	-	-
其中：土地使用权	36	-	-	资本公积	82	364,571.62	375,113.62
长期待摊费用（递延资产）	37	-	-	盈余公积	83	-	-
其中：固定资产修理	38	-	-	其中：法定公益金	84	-	-
固定资产改良支出	39	-	-	*未确认的投资损失	85	-	-
其他长期资产	40	-	-	未分配利润	86	-	-
其中：特准储备物资	41	-	-	其中：现金股利	87	-	-
无形资产及其他资产合计	42	-	-	外币报表折算差额	88	-	-
递延税款借项	43	-	-	所有者权益小计	89	31,664,571.62	31,675,113.62
	44			减：未处理资产损失	90	-	-
	45			所有者权益合计（剔除未处理资产损失后的金额）	91	31,664,571.62	31,675,113.62
资产总计	46	188,222,749.91	272,520,886.49	负债和所有者权益总计	92	188,222,749.91	272,520,886.49

现金流量表

会企03表

编制单位：朔州平木煤炭加工有限公司　　　　2005年度　　　　金额单位：元

项目	行次	金额	项目	行次	金额	项目	行次	金额
一、经营活动产生的现金流量：	1	——	投资活动产生的现金流量净额	24	-57,712,611.97	预提费用增加（减：减少）	47	-
销售商品、提供劳务收到的现金	2	-	三、筹资活动产生的现金流量：	25	——	处置固定资产、无形资产和其他长期资产的损失（减：收益）	48	-
收到的税费返还	3	-	吸收投资所收到的现金	26	-	固定资产报废损失	49	-
收到的其他与经营活动有关的现金	4	-	借款所收到的现金	27	54,491,945.06	财务费用	50	-
现金流入小计	5	-	收到的其他与筹资活动有关的现金	28	-	投资损失（减：收益）	51	-
购买商品、接受劳务支付的现金	6	-	现金流入小计	29	54,491,945.06	递延税款贷项（减：借项）	52	-
支付给职工以及为职工支付的现金	7	-	偿还债务所支付的现金	30	-	存货的减少（减：增加）	53	-
支付的各项税费	8	-	分配股利、利润或偿付利息所支付的现金	31	-	经营性应收项目的减少（减：增加）	54	-
支付的其他与经营活动有关的现金	9		支付的其他与筹资活动有关的现金	32	-	经营性应付项目的增加（减：减少）	55	-
现金流出小计	10	-	现金流出小计	33	-	其他	56	-
经营活动产生的现金流量净额	11	-	筹资活动产生的现金流量净额	34	54,491,945.06	经营活动产生的现金流量净额	57	-
二、投资活动产生的现金流量：	12	——	四、汇率变动对现金的影响	35	-	二、不涉及现金收支的投资和筹资活动：	58	-
收回投资所收到的现金	13	-	五、现金及现金等价物净增加额	36	-3,220,666.91	债务转为资本	59	-
其中：出售子公司所收到的现金	14	-	补充资料：	37	——	一年内到期的可转换公司债券	60	-
取得投资收益所收到的现金	15	-	一、将净利润调节为经营活动现金流量：	38	——	融资租入固定资产	61	-
处置固定资产、无形资产和其他长期资产所收回的现金净额	16	-	净利润	39	-	其他	62	-
收到的其他与投资活动有关的现金	17	10,542.00	加：*少数股东损益	40	-	三、现金及现金等价物净增加情况：	63	——
现金流入小计	18	10,542.00	减：*未确认的投资损失	41	-	现金的期末余额	64	1,347,333.02
购建固定资产、无形资产和其他长期资产所支付的现金	19	57,723,153.97	加：计提的资产减值准备	42	-	减：现金的期初余额	65	4,568,199.93
投资所支付的现金	20	-	固定资产折旧	43	-	加：现金等价物的期末余额	66	-
其中：购买子公司所支付的现金	21	-	无形资产摊销	44	-	减：现金等价物的期初余额	67	-
支付的其他与投资活动有关的现金	22	-	长期待摊费用摊销	45	-	现金及现金等价物净增加额	68	-3,220,666.91
现金流出小计	23	57,723,153.97	待摊费用减少（减：增加）	46	-		69	

平木煤炭加工有限公司

会计报表附注

一、公司一般情况……1

二、不符合会计核算前提……1

三、公司主要会计政策、会计估计的说明……1

四、税项……3

五、员工社会保障及福利……3

六、会计报表主要项目注释（单位：元）……4

1．货币资金……4

2．其他应收款……4

3．预付账款……5

4．工程物资……5

5．在建工程……6

6．应付账款……7

7．应交税金……7

8．其他应付款……7

9．实收资本……8

10．资本公积……8

七、关联方关系及其交易……9

八、或有事项……10

九、承诺事项……10

十、资产负债表日后事项……11

十一、其他重要事项……11

一、公司一般情况

平木煤炭加工有限公司（以下简称本公司），经中煤公司批准，由平朔煤炭工业公司和平朔安家岭露天煤炭有限公司共同出资组建，2003 年 7 月在山西省朔州市工商行政管理局登记注册。

本公司注册资本 3130 万元，住所：朔州市平鲁区上麻黄头村；营业执照注册号码 1406001000770，法定代表人：张宝山。

本公司经营范围：

本公司属煤炭洗选行业，经营范围主要包括原煤收购、系列商品煤洗选、销售、运输及相关产业。本公司的主要产品包括精煤、混煤等。本公司目前尚处于基建期。

二、不符合会计核算前提

无。

三、公司主要会计政策、会计估计的说明

1．本公司执行的会计制度

本公司执行相关的企业会计准则和《企业会计制度》及其补充规定。

2．会计年度

本公司自每年公历 1 月 1 日起至 12 月 31 日止为一个会计年度。

3．记账基础和计价原则

本公司采用借贷记账法，以权责发生制为记账基础，资产于取得时按实际成本入账；其后，如果发生减值，则计提相应的减值准备。

4．记账本位币

本公司以人民币作为记账本位币。

5．外币业务的核算

本公司发生外币业务时，按业务发生当天（或当月月初）的中国人民银行公布的市场汇价的中间价折算为人民币记账，月度终了，按月末市场汇价中间价进行调整。由此产生的汇兑损益，在生产经营期间发生的，计入当期财务费用；筹建期间发生的先计入长期待摊费用，待开始生产经营的第一个月全部计入当期损益；与购建固定资产有关的，按照借款费用资本化的原则处理。

6．现金等价物的确定标准

本公司以持有期限短（一般是指从购买日起三个月内到期）、流动性强、易于转换为已知金额现金、价值变动风险很小的投资作为现金等价物。

本公司现金及现金等价物包括：现金、银行存款、其他货币资金和持有期限不超过三个月的短期投资。

7．应收账款核算方法

（1）坏账损失的核算方法：本公司坏账损失采用备抵法核算，账龄分析法计提坏账准备，对于有确凿证据表明确实无法收回的应收款项，经本公司董事会或股东大会批准后列作坏账损失，冲销提取的坏账准备。

采用账龄分析法计提坏账准备的计提比例为：

行业类别	计提比例				
	3个月-1年（含1年）	1-2年（含2年）	2-3年（含3年）	3-5年（含5年）	5年以上
矿业	2%	10%	30%	80%	100%

如某项应收款项的可收回性具有一定特殊性，按账龄计提坏账准备无法真实反映其可收回金额的，应对该项应收款项采取个别认定坏账准备，其中：

a.对应收非关联方款项，金额较大、收回有困难的，结合实际情况和经验计提坏账准备。除有确凿证据表明该项应收款不能收回，或收回可能性很小（如债务单位撤销、破产、资不抵债、现金流量严重不足、发生严重自然灾害等导致停产而在短时间内无法偿付的债务等，以及应收款项逾期3年以上）外，下列情况一般不能全额计提减值准备：

当年发生的应收款项；

计划对应收款项进行重组；

其他已逾期，但无确凿证据表明不能收回的应收款项。

b.与关联方发生的应收款项，一般不全额计提坏账准备，如有确凿证据表明关联方（债务单位）已撤销、破产、资不抵债、现金流量严重不足等，并且不准备对应收款项进行重组或无其他收回方式的，则对预计无法收回的应收关联方的款项也全额计提坏账准备。

8．存货核算方法

（1）存货的分类：包括各类原材料、燃料、备品备件（修理用配件）、辅助材料、外购件、商品、在产品、半成品、产成品，以及包装物、低值易耗品、委托代销商品等。

（2）存货取得和发出的计价方法：存货在取得时按实际成本计价，采用加权平均法确定其实际成本。

（3）低值易耗品和包装物的摊销：低值易耗品、包装物、周转材料等存货，在领用当月开始摊销。

9．在建工程核算

（1）在建工程的计价：按实际发生的支出确定在建工程的工程成本，其中：自营工程按直接材料、直接工资、直接施工费等计量；出包工程按支付的工程价款等计量；设备安装工程按所安装设备的价值、安装费用、工程试运转所发生的支出等确定工程成本；更新改造工程按更新改造前该固定资产的账面价值、更新改造直接费用、工程试运转支出以及所分摊的工程管理费等确定工程成本。

（2）在建工程结转固定资产的时点：本公司建造的固定资产在达到预定可使用状态之日起，根

据工程预算、造价或工程实际成本等，按估计的价值结转固定资产并于次月起开始计提折旧。待办理了竣工决算手续后再作调整。

（3）在建工程减值准备的确认标准和计提方法：本公司于每年年度终了，对在建工程进行全面检查，当存在下列一项或若干项情况时，分别按该单项工程可收回金额低于其账面价值的差额计提减值准备：

a 长期停建并且预计在未来 3 年内不会重新开工的在建工程；

b 所建项目无论在性能上，还是在技术上已经落后，并且给本公司带来的经济利益具有很大的不确定性；

c 其他足以证明在建工程已经发生减值的情形。

10．所得税的会计处理方法

本公司所得税的会计处理采用应付税款法。

四、税项

增值税　销项税率按应税收入的 4%

营业税　按应税收入的 5%

城建税　按应交流转税额的 7%

教育费附加　按应交流转税额的 3%

房产税　自用部分按计税房产原值扣除 30%后按年税率 1.2%；出租房产按年租金的 12%

企业所得税　按应纳税所得额的 33%

五、员工社会保障及福利

1．根据国家及朔州市劳动管理规定，本公司按职工工资总额的一定比例计提职工福利费和社会保险基金等。该等基金余额作为应付福利费或其他应付款反映在资产负债表上，计提比例如下：

职工福利费　14%

职工教育经费　1.5%

工会经费　2%

养老保险基金　20%

失业保险基金　2%

六、会计报表主要项目注释（单位：元）

1. 货币资金

项目	年初余额			年末余额		
	原币金额	折算汇率	折合人民币	原币金额	折算汇率	折合人民币
现金			81.80			513.12
其中：人民币			81.80			513.12
银行存款			4,568,118.13			1,347,019.90
其中：人民币			4,568,118.13			1,347,019.90
合计			4,568,199.93			1,347,533.02

2. 其他应收款

（1）其他应收款账龄情况：

账龄	年初余额			年末余额		
	金额	比例	坏账准备	金额	比例	坏账准备
3个月	20,038,571.05	94.50%		2,478,722.31	71.51%	
3个月-1年（含1年）	1,167,349.28	5.50%		7,161.23	0.21%	
1-2年（含2年）				980,393.63	28.28%	
2-3年（含3年）						
3-4年（含4年）						
4-5年（含5年）						
5年以上						
合 计	21,205,920.33	100%		3,466,277.17	100%	

2005年度平木公司积极清理应收款，使得年末余额比年初余额降低了17,739,644.16元。

（2）主要债务人(除关联方)及欠款原因如下：

序号	债务人名称	金额	发生时间	款项内容
1	浑源建筑公司	1,865,716.00	2005年	土方款
2	十三冶第一分公司	107,530.87	2005年	水电费
3	石建旗	80,811.00	2005年	借款
4	山西天晟基础工程有限公司	16,015.02	2005年	电费
5	中国矿大铜山产学研中心	6,512.09	2005年	电费
6	天津森浩科技发展有限公司	6,214.55	2005年	电费
7	刘志国	6,000.00	2005年	借款
8	李新民	5,530.80	2005年	借款
9	中宇建安公司	5,000.00	2005年	罚款
10	朔州市建筑总公司	4,547.23	2005年	水电费
	合计	2,103,878.56	-	-

（3）计提坏账准备的情况：

本公司期末账龄在 3 个月以上的应收款项均为应收关联方单位款项，按照本公司之母公司会计政策，关联方单位应收款项不计提坏账准备。

3. 预付账款

（1）预付账款账龄情况：

账龄	年初数		年末数	
	金额	比例	金额	比例
1 年以内	12,807,061.96	100%	455,600.00	100%
1-2 年				
2-3 年				
3 年以上				
合计	12,807,061.96	100%	455,600.00	100%

期末余额小于期初余额 12,351,461.96 元，减少 96.44%，主要原因是大部分进口设备到货，预付账款大幅度下降。

（2）主要债务人(除关联方)及欠款原因如下（仅有 2 名）：

序号	债务人名称	金额	发生时间	原因
1	中煤三建山西分公司	10,600.00	2005 年	预付备料款
2	大同供电段利通供电工程处	445,000.00	2005 年	预付备料款
	合计	455,600.00		

4. 工程物资

项目	年初余额		年末余额	
	金额	跌价准备	金额	跌价准备
专用材料	1,598,388.06		4,925,489.01	
专用设备	26,857,440.49		40,103,425.06	
合计	28,455,828.55		45,028,914.07	——

5、在建工程

工程名称	初始预算数	年初数	本期增加	其中：借款费用	本期减少	其中：本期转固	年末数	其中：借款费用	资金来源	投入占预算比
合　计	288,160,200.00	121,185,739.14	101,036,824.09				222,222,563.23		—	—
其中：余额前十名	—	115,027,087.19	94,057,740.16				209,084,827.35			—
1、设备投资		49,233,367.54	39,530,279.60				88,763,647.14		贷款	
2、待摊投资		13,823,387.58	19,627,489.70				33,450,877.28		贷款	
3、装车系统		12,896,638.64	4,241,380.34				17,138,018.98		贷款	
4、主厂房		6,339,934.66	8,207,742.47				14,547,677.13		贷款	
5、带式输送机		7,760,676.64	5,697,431.09				13,458,107.73		贷款	
6、场区设施		4,542,642.00	7,607,182.10				12,149,824.10		贷款	
7、行政福利设施		4,897,535.21	6,243,787.70				11,141,322.91		贷款	
8、储煤系统		9,557,068.79	-489,980.30				9,067,088.49		贷款	
9、辅助厂房及仓库		3,986,574.13	1,296,471.46				5,283,045.59		贷款	
10、浓缩车间		1,989,262.00	2,095,956.00				4,085,218.00		贷款	

6. 应付账款

（1）应付账款账龄情况

账龄	年初数		年末数	
	金额	比例	金额	比例
1年以内	7,424,210.11	100%	37,804,795.22	100%
1-2年				
2-3年				
3年以上				
合　计	7,424,210.11	100%	37,804,795.22	100%

（2）主要债权人(除关联方)及欠款原因如下：

序号	债权人名称	金额	账龄	原因
1	太原罗克佳华工业有限公司	1,611,331.00	1年以内	合同约定
2	山东煤矿莱芜机械厂	1,440,000.00	1年以内	合同约定
3	天津市富士通机电装备有限公司	955,055.80	1年以内	合同约定
4	山西原平立科起重运输机械厂	769,716.90	1年以内	合同约定
5	北京复盛机械有限公司	732,580.80	1年以内	合同约定
6	太原怡捷实业有限公司	513,334.00	1年以内	合同约定
7	山西德力西电气工程有限公司第三分公司	497,103.70	1年以内	合同约定
8	唐山市华通线缆制造有限公司	481,938.50	1年以内	合同约定
9	抚顺市沃尔普机电设备有限公司	341,760.00	1年以内	合同约定
10	大同市矿区恒丰机电经销部	40,500.00	1年以内	合同约定
	合计	7,383,320.70		

7. 应交税金

税　项	适用税率	年初数	年末数
个人所得税		8,643.05	
合　计		8,643.05	

8. 其他应付款

（1）其他应付款账龄情况

账龄	年初数		年末数	
	金额	比例	金额	比例
1年以内	149,125,325.13	100%	52,873,122.72	26.18%
1-2年			149,125,325.13	73.82%
2-3年				
3年以上				
合　计	149,125,325.13	100%	203,040,977.65	100%

（2）主要债权人(除关联方)及欠款原因如下（仅有5名）：

序号	债权人名称	金额	发生时间	款项内容
1	创收二队	62,598.43	2005年	工程款
2	代扣手续费	43,327.00	2005年	手续费
3	平鲁水利局	25,892.37	2005年	水费
4	平鲁工商局	334.55	2005年	工商管理费
5	平鲁地税局	292.20	2005年	代扣税款
	合　　计	132,444.55		

9. 实收资本

（1）项目

投资者名称	年初数		本期增加额	本期减少额	年末数	
	金额	比例			金额	比例
平朔煤炭工业公司	100,000.00	0.32%			100,000.00	0.32%
平朔安家岭露天煤炭炭有限公司	31,200,000.00	99.68%			31,200,000.00	99.68%
合　　计	31,300,000.00	100%			31,300,000.00	100%

（2）国有资本

投资者名称	年初数		本期增加	本期减少	年末数	
	金额	比例			金额	比例
①国家资本						
②国有法人资本						
平朔煤炭工业公司	100,000.00	0.32%			100,000.00	0.32%
平朔安家岭露天煤炭炭有限公司	31,200,000.00	99.68%			31,200,000.00	99.68%
合　　计	31,300,000.00	100%			31,300,000.00	100%

10. 资本公积

（1）项目

项　　目	年初数	本期增加	本期减少	年末数
资本溢价				
接受非现金资产捐赠准备	364,571.62	10,542.00		375,113.62
合　　计	364,571.62	10,542.00	-	375,113.62

（2）国有资本公积

项　　目	年初数	本期增加	本期减少	年末数
接受非现金资产捐赠准备	364,571.62	10,542.00		375,113.62
合　　计	364,571.62	10,542.00	-	375,113.62

（3）本期资本公积增加是因为本公司接受非现金资产捐赠形成，明细如下：

日期	捐赠物	数量	金额	捐赠厂家
2005 年 1 月	托棍	3 只	2,619.00	牡丹市恒田发电设备厂
2005 年 1 月	十字起	2 个	38.00	湖南三德科技发展有限公司
2005 年 1 月	锅炉辅机	一套	950.00	张家口大力神锅炉制造有限公司
2005 年 1 月	减震器等	三套	1,905.00	太原怡捷实业有限公司
2005 年 3 月	底流嘴	2 个	3,000.00	中国煤炭开发公司
2005 年 6 月	分级锰钢冲孔筛板	0.5 套	2,030.00	中国煤炭开发公司
	合计		10,542.00	

七、关联方关系及其交易

（一）关联方关系

1. 存在控制关系的关联方

企业名称	注册地址	主营业务	与本公司关系	经济性质	法定代表人
平朔煤炭工业公司	山西朔州	煤炭开采	本公司母公司之母公司	国有	张宝山
山西平朔安家岭露天煤炭有限公司	平鲁区上窑村	煤炭开采、加工	本公司母公司	有限责任	张宝山

2. 存在控制关系的关联方的注册资本及其变化

关联方名称	年初数	本期增加	本期减少	年末数
平朔煤炭工业公司	197,685,000.00			197,685,000.00
山西平朔安家岭露天煤炭有限公司	53,130,000.00			53,130,000.00

3. 存在控制关系的关联方的所持股份及其变化

关联方名称	持股金额		持股比例	
	上年数	本年数	上年数	本年数
平朔煤炭工业公司	100,000.00	100,000.00	0.32%	0.32%
山西平朔安家岭露天煤炭有限公司	31,200,000.00	31,200,000.00	99.68%	99.68%

4、与本公司存在其他关联关系的企业

关联方名称	关联关系	主营业务	与本公司关联交易内容
平朔实业发展有限公司	同受本公司母公司之母公司控制	机械配件及机电修理	销售货物
平朔建筑工程公司	同受本公司母公司之母公司控制	建筑安装	工程款
中煤开发公司	同属集团公司二级单位	采购	物资采购
中煤第五建设公司	同属集团公司二级单位	工程施工	工程款
中煤第九十二建设公司	同属集团公司二级单位	工程施工	工程款

十、资产负债表日后事项

无。

十一、其他重要事项

1. 对本年度审计报告保留事项的说明及未进行调整的原因

无。

2. 企业本年度财务决算中依据会计师事务所审计意见所进行的主要账务调整事项

无。

3. 其他重要事项

无。

平木煤炭加工有限公司

2005 年 12 月 31 日

企业法人营业执照

（副　本）

注册号1100002443591（1—1）

名　　称 北京中天恒会计师事务所有限责任公司

住　　所 北京市海淀区中关村南大街17号韦伯时代中心C座2306室

法定代表人 高雅青

注册资本 200万元

企业类型 有限责任公司

经营范围 审计企业会计报表，出具审计报告；验证企业注册资本（金），出具验资报告；办理企业合并、分立、清算事项中的审计业务，出具有关的报告；法律、行政法规规定的其他审计业务；基本建设施工预决（结）算审计验证；会计业务咨询服务；销售与会计业务相关的账册、文表、用具；从事资产评估业务；建筑工程造价咨询；工程招标代理；法律、法规禁止的，不得经营；应经审批的，未获审批前不得经营；法律、法规未规定审批的，企业自主选择经营项目，开展经营活动。（法律、法规规定需要专项审批的，取得审批前，不得开展经营活动）＊＊＊

营业期限 自1999年08月25日至 2039年08月24日

成立日期 1995年10月11日

说　　明

1.《企业法人营业执照》是企业取得企业法人资格和合法经营的凭证。
2.《企业法人营业执照》分正本和副本，正本和副本具有同等法律效力。营业执照正本应放在企业法人住所醒目的位置。企业法人可根据业务需要，向登记机关申请领取若干副本。
3.营业执照不得伪造、涂改、出租、出借、转让。除登记机关外，其他任何单位和个人均不得扣留、收缴和吊销。
4.企业法人应在核准登记的经营范围内从事经营活动。
5.企业法人登记注册事项发生变化时，应向原登记机关申请变更登记。
6.每年一月一日至四月三十日，登记机关对企业法人进行年度检验。
7.企业注销登记时，应交回营业执照正、副本。营业执照被登记机关吊销后即自行失效。

企业法人年检情况



登记机关

2004年　月13日

2003年

审 计 报 告

邯郸市国宁工程设计咨询有限公司

目 录

一、审计报告

二、附送

1、资产负债表

2、利润及利润分配表

3、现金流量表

4、会计报表附注

北京中天恒会计师事务所有限责任公司

地址：北京中关村南大街11号　　邮编：100081

光大国信大厦2115室

电话：（010）6848 6952　　传真：（010）6848 6952

审 计 报 告

中天恒审字[2004]1123-5号

邯郸市国宁工程设计咨询有限公司：

我们审计了后附的邯郸市国宁工程设计有限公司（以下简称贵公司）2003年12月31日的资产负债表以及2003年度的利润表及利润分配表和现金流量表。这些会计报表的编制是贵公司管理当局的责任，我们的责任是在实施审计工作的基础上对这些会计报表发表意见。

我们按照中国注册会计师独立审计准则计划和实施审计工作，以合理确信会计报表是否不存在重大错报。审计工作包括在抽查的基础上检查支持会计报表金额和披露的证据，评价管理当局在编制会计报表时采用的会计政策和作出的重大会计估计，以及评价会计报表的整体反映。我们相信，我们的审计工作为发表意见提供了合理的基础。

我们认为，上述会计报表符合国家颁布的企业会计准则和《勘察设计企业会计制度》的规定，在所有重大方面公允反映了贵公司2003年12月31日的财务状况以及2003年度的经营成果和现金流量。

附表：

一、资产负债表
二、利润表及利润分配表
三、现金流量表
四、会计报表附注

北京中天恒会计师事务所有限责任公司
地址：北京市海淀区中关村南大街11号
光大国信大厦2115室

电话：（010）68486952
邮编：100081

中国注册会计师：高雅青

中国注册会计师：高跃

2004年3月5日

资产负债表

企财01表

编制单位：邯郸市[illegible]宁工程设计有限公司　　2003年12月31日　　金额单位：元

资产	行次	年初数	年末数	项　　目	行次	年初数	年末数
货币资金	1	43,574.64	258,568.66	短期借款	45		
短期投资	2			应付票据	46		
应收票据	3			应付账款	47		
应收股利	4			预收账款	48	5,100.00	284,000.00
应收利息	5			应付工资	49		
应收账款	6	72,000.00	20,000.00	应付福利费	50	144,221.60	214,241.90
其他应收款	7	33,950.00	59,950.00	应付利润（股利）	51		
预付账款	8			应付利息	52		
期货保证金	9			应交税金	53	22,440.80	12,314.30
应收补贴款	10			其他应交款	54	621.32	459.60
应收出口退税	11			其他应付款	55	164,636.90	388,380.00
存货	12	10,059.12		预提费用	56		
其中：原材料	13			预计负债	57		
产成品（库存商品）	14			递延收益	58		
待摊费用	15			一年内到期的长期负债	59		
待处理流动资产净损失	16			其他流动负债	60		
一年内到期的长期债权投资	17			流动负债合计	61	337,020.62	899,395.80
其他流动资产	18			长期借款	62		
流动资产合计	19	159,583.76	338,518.66	应付债券	63		
长期投资	20			长期应付款	64		
其中：长期股权投资	21			专项应付款	65		
长期债权投资	22			其他长期负债	66		
*合并价差	23			其中：特准储备资金	67		
长期投资合计	24			长期负债合计	68		
固定资产原价	25	472,628.00	981,782.32	递延税款贷项	69		
减：累计折旧	26	39,589.34	104,609.81	负债合计	70	337,020.62	899,395.80
固定资产净值	27	433,038.66	877,172.51	*少数股东权益	71		
减：固定资产减值准备	28			实收资本（股本）	72	200,000.00	200,000.00
固定资产净额	29	433,038.66	877,172.51	国家资本	73		
工程物资	30			集体资本	74		
在建工程	31			法人资本	75	90,000.00	90,000.00
固定资产清理	32			其中：国有法人资本	76	90,000.00	90,000.00
待处理固定资产净损失	33			集体法人资本	77		
固定资产合计	34	433,038.66	877,172.51	个人资本	78	110,000.00	110,000.00
无形资产	35			外商资本	79		
其中：土地使用权	36			资本公积	80		
递延资产（长期待摊费用）	37			盈余公积	81	9,290.67	18,394.71
其中：固定资产修理	38			其中：法定公益金	82	3,096.89	6,131.57
固定资产改良支出	39			*未确认的投资损失（以"-"号填列）	83		
其他长期资产	40			未分配利润	84	46,311.13	97,900.66
其中：特准储备物资	41			外币报表折算差额	85		
无形及其他资产合计	42			所有者权益合计	86	255,601.80	316,295.37
递延税款借项	43				87		
资产总计	44	592,622.42	1,215,691.17	负债和所有者权益总计	88	592,622.42	1,215,691.17

注：表中带*科目为合并会计报表专用。

利润及利润分配表

企财02表

编制单位：[illegible]有限公司　　2003年度　　金额单位：元

项　目	行次	上年实际数	本年实际数	项　目	行次	上年实际数	本年实际数
一、主营业务收入	1	2,375,480.00	2,369,520.00	其中：处置固定资产净损失	33		
其中：出口产品（商品）销售收入	2			债务重组损失	34		
进口产品（商品）销售收入	3			罚款支出	35		
减：折扣与折让	4			捐赠支出	36		
二、主营业务收入净额	5	2,375,480.00	2,369,520.00	（二）其他支出	37		
减：（一）主营业务成本	6	1,918,110.23	2,078,976.69	其中：结转的含量工资包干结余	38		
其中：出口产品（商品）销售成本	7			五、利润总额（亏损总额以“—”号填列）	39	36,478.71	96,112.23
（二）主营业务税金及附加	8	131,245.28	130,973.39	减：所得税	40	23,374.92	35,418.66
（三）经营费用	9			* 少数股东损益	41		
（四）其他	10			加：* 未确认的投资损失（以“+”号填列）	42		
加：（一）递延收益	11			六、净利润（净亏损以“—”号填列）	43	13,103.79	60,693.57
（二）代购代销收入	12			加：（一）年初未分配利润	44	41,508.91	46,311.13
（三）其他	13			（二）盈余公积补亏	45		
三、主营业务利润（亏损以“—”号填列）	14	326,124.49	159,569.92	（三）其他调整因素	46	-6,336.00	
加：其他业务利润（亏损以“—”号填列）	15			七、可供分配的利润	47	48,276.70	107,004.70
减：（一）营业费用	16			减：（一）提取法定盈余公积	48	1,310.38	6,069.36
（二）管理费用	17	240,335.43	65,425.56	（二）提取法定公益金	49	655.19	3,034.68
（三）财务费用	18	-784.70	-1,967.87	（三）提取职工奖励及福利基金	50		
（四）其他	19			（四）提取储备基金	51		
四、营业利润（亏损以“—”号填列）	20	86,573.76	96,112.23	（五）提取企业发展基金	52		
加：（一）投资收益（损失以“—”号填列）	21			（六）利润归还投资	53		
（二）期货收益	22			（七）补充流动资本	54		
（三）补贴收入	23			（八）单项留用的利润	55		
其中：补贴前亏损企业补贴收入	24			（九）其他	56		
（四）营业外收入	25			八、可供投资者分配的利润	57	46,311.13	97,900.66
其中：处置固定资产净收益	26			减：（一）应付优先股股利	58		
非货币性交易收益	27			（二）提取任意盈余公积	59		
出售无形资产收益	28			（三）应付普通股股利（应付利润）	60		
罚款净收入	29			（四）转作资本（股本）的普通股股利	61		
（五）其他	30			（五）其他	62		
其中：用以前年度含量工资结余弥补利润	31			九、未分配利润	63	46,311.13	97,900.66
减：（一）营业外支出	32	50,095.05		其中：应由以后年度税前利润弥补的亏损（以“+”号填列）	64		

注：表中带 * 科目为合并会计报表专用。

现金流量表

会年企03表

[illegible]工程设计有限公司　　2003年度　　金额单位：元

项　　目	行次	金额	项　　目	行次	金额	项　　目	行次	金额
[illegible]产生的现金流量：	1	—	投资活动产生的现金流量净额	24	-479,154.32	预提费用增加（减：减少）	47	
销售商品、提供劳务收到的现金	2	2,700,420.00	三、筹资活动产生的现金流量：	25	—	处置固定资产、无形资产和其他长期资产的损失（减：收益）	48	
收到的税费返还	3		吸收投资所收到的现金	26		固定资产报废损失	49	
收到的[illegible]经营活动有关的现金	4		借款所收到的现金	27		财务费用	50	
现金流入小计	5	2,700,420.00	收到的其他与筹资活动有关的现金	28		投资损失（减：收益）	51	
购买商品、接受劳务支付的现金	6	783,570.72	现金流入小计	29		递延税款贷项（减：借项）	52	
支付给职工以及为职工支付的现金	7	812,835.20	偿还债务所支付的现金	30		存货的减少（减：增加）	53	10,059.1
支付的各项税费	8	142,870.57	分配股利、利润或偿付利息所支付的现金	31		经营性应收项目的减少（减：增加）	54	-6,000.0
支付的其他与经营活动有关的现金	9	266,995.17	支付的其他与筹资活动有关的现金	32		经营性应付项目的增加（减：减少）	55	564,375.1
现金流出小计	10	2,006,271.66	现金流出小计	33		其他	56	
经营活动产生的现金流量净额	11	694,148.34	筹资活动产生的现金流量净额	34		经营活动产生的现金流量净额	57	694,148.3
二、投资活动产生的现金流量：	12	—	四、汇率变动对现金的影响	35		2、不涉及现金收支的投资和筹资活动：	58	—
收回投资所收到的现金	13		五、现金及现金等价物净增加额	36	214,994.02	债务转为资本	59	
其中：出售子公司所收到的现金	14		补充资料：	37	—	一年内到期的可转换公司债券	60	
取得投资收益所收到的现金	15		1、将净利润调节为经营活动现金流量：	38	—	融资租入固定资产	61	
处置固定资产、无形资产和其他长期资产所收回的现金净额	16		净利润	39	60,693.57	其他	62	
收到的其他与投资活动有关的现金	17		加：*少数股东损益	40		3、现金及现金等价物净增加情况：	63	—
现金流入小计	18		减：*未确认投资损失	41		现金的期末余额	64	258,568.6
购建固定资产、无形资产和其他长期资产所支付的现金	19	479,154.32	加：计提的资产减值准备	42		减：现金的期初余额	65	43,574.6
投资所支付的现金	20		固定资产折旧	43	65,020.47	加：现金等价物的期末余额	66	
其中：购买子公司所支付的现金	21		无形资产摊销	44		减：现金等价物的期初余额	67	
支付的其他与投资活动有关的现金	22		长期待摊费用摊销	45		现金及现金等价物净增加额	68	214,994.02
现金流出小计	23	479,154.32	待摊费用减少（减：增加）	46			69	

邯郸市国宁工程设计咨询有限公司

会计报表附注

2003 年度

一　公司的基本情况

邯郸市国宁工程设计咨询有限公司(以下简称本公司)，经煤炭工业邯郸设计研究院批准，由煤炭工业邯郸设计研究院和任爱国等 11 位自然人共同出资组建，2000 年 7 月 10 日在邯郸市工商行政管理局登记注册。

注册资本：20 万元

住　　所：河北邯郸市滏河北大街 114 号

营业执照注册号码：1304002001596

法定代表人：任爱国

本公司经营范围：建筑工程施工图审查、技术咨询服务

二　不符合会计核算前提的说明　　无

三　重要会计政策和会计估计的说明

1．会计制度

本公司执行财政部颁发的《勘察设计企业会计制度》。

2．会计年度

本公司自每年公历 1 月 1 日起至 12 月 31 日止为一个会计年度。

3．记账基础和计价原则

本公司采用借贷记账法，以权责发生制为记账基础，以历史成本作为计价原则。

4．记账本位币

本公司以人民币作为记账本位币。

5．应收款项坏账准备核算方法

采用直接转销法核算，发生的坏帐损失，据实计入当期费用。

6．存货

本公司存货主要包括一些办公用品，存货取得按实际成本计价。

7．固定资产及折旧

(1)固定资产标准：使用年限超过1年的房屋、建筑物、机器设备、运输工具及其它与生产经营有关的工具、器具、仪器等。不属于生产经营主要设备的物品，单位价值在2,000元以上，并且使用年限超过2年以上的，也列作固定资产。

(2)固定资产分类：房屋建筑物、机械设备、运输设备、其它。

(3)固定资产按实际成本计价或评估确认后的金额计价。

(4)固定资产折旧采用直线法。

固定资产的预计经济使用年限、预计净残值率和折旧率如下：

固定资产类别	预计使用年限	残值率	年折旧率(%)
机械设备	10 - 18年	0	5.56-10
运输设备	12 - 15年	0	6.66-8.33
其他设备	5 -8 年	0	12.5-20

8. 收入确认原则

本公司于劳务已经提供，同时收讫价款或者取得收取价款的凭据时，确认销售收入的实现。

9. 利润分配

本公司按《公司法》及其他有关规定进行利润分配，缴纳所得税后的利润，除国家另有规定者外，按照下列顺序分配：

①被没收的财物损失，支付各项税收的滞纳金和罚款。

②弥补企业以前年度亏损。

③提取法定盈余公积金。法定盈余公积金按照税后利润扣除前两项后的10%提取，盈余公积金已达注册资金50%时可不再提取。

④提取公益金。公益金按照税后利润扣除①②项后的5%提取。

⑤向投资者分配利润。公司以前年度未分配的利润，可以并入本年度向投资者分配。

四　合并会计报表的编制方法：

本公司本年度没有实际控制生产、经营的被投资单位。

五　重要会计政策、会计估计变更、重大会计差错更正的说明

本公司本会计年度无此项应说明的问题。

六 主要税项

税　项	适 用 税 率
营业税	按服务收入的5%计缴
城建税	按应交流转税额的7%计缴

地方附加	按应交流转税额的1%计缴
教育费附加	按应交流转税额的3.5%计缴
房产税	自用部分按计税房产原值扣除 30%后按年税率 1.2%；出租房产按年租金的12%
企业所得税	利润总额在3万元以下的按18%计缴,利润总额在3-10万元之间的按27%计缴;利润总额在10万元以上的按33%计缴.

①营业税

本公司的审图业务收入适用营业税，税率为业务收入的5%。

②城市维护建设税和教育费附加

本公司按照应交营业税的 7%计算缴纳城市维护建设税；按照应交营业税的 3.5%缴纳教育费附加。

③所得税

本公司采用应付税款法。收入总额减除成本、费用以及损失后的余额为应纳税所得额。本公司企业及地方所得税是按照本年度应纳税所得额依税率 27%计算。

本公司本年度由公司自己申报纳税。

本公司本年度无税收优惠。

④个人所得税

本公司职工的个人所得税由个人承担，公司代扣代缴。

七　职工福利及社会保险

据国家及河北省劳动管理规定，本公司按职工工资总额的一定比例计提职工福利费和职工教育经费，作为应付福利费或其他应付款反映在资产负债表上，计提比例如下：

职工福利费	14%
职工教育经费	1.5%
工会经费	2%

八　会计报表主要项目注释（金额单位：元）

1. 货币资金

项　目	2003年12月31日	2002年12月31日
现　金	873.62	941.71
银行存款	257,695.04	42,632.93

合　　计	258,568.66	43,574.64

2. 应收账款：

账龄	2003 年 12 月 31 日			2002 年 12 月 31 日		
	金额	比例(%)	坏账准备	金额	比例(%)	坏账准备
1 年以内	8,000.00	40%		60,000.00	83.33%	
1—2 年	0.00			12,000.00	16.67%	
2—3 年	12,000.00	60%				
合计	20,000.00	100%		72,000.00	100%	

主要债务人(除关联方)及欠款原因如下：

序号	债务人名称	金额	备　注
1	武安三中	3,000.00	审图费
2	武安七中	5,000.00	审图费
3	涉县酒厂	2,000.00	审图费
4	涉县二中	6,000.00	审图费
5	涉县商业局	4,000.00	审图费

3. 其他应收款：本年度本公司的其他应收款年末余额为 59,950.00 元，都是公司内部的个人借款，形成不良借款的机会很小。

4. 固定资产及折旧

项目	2002 年 12 月 31 日	本期增加	本期减少	2003 年 12 月 31 日
一、按使用情况划分（原价）	472,628.00	509,154.32		981,782.32
1、在用固定资产	472,628.00	509,154.32		981,782.32
2、未使用固定资产				
3、不需用固定资产				
二、固定资产原价合计	472,628.00	509,154.32		981,782.32
其中：土地资产（清产核资估价入账）				
房屋、建筑物				
机器设备	472,628.00	195,463.32		668,091.32

运输工具		313,691.00		313,691.00
其他设备				
三、累计折旧合计	39,589.34	65,020.47		104,609.81
其中：房屋、建筑物				
机器设备	39,589.34	65,020.47		104,609.81
其他设备				
四、固定资产净值合计	433,038.66			877,172.51
其中：房屋、建筑物				
机器设备	433,038.66			563,481.51
运输工具				313,691.00
其他设备				

5. 预收账款:本年度本公司该科目余额为 284,000.00 元,主要款项列示如下:

单　位	金　额	备　注
邢台 19 中	28,000.00	审图费
市宁都房地产开发公司	60,000.00	审图费
邢台医学高等专科学校	35,000.00	审图费
市三中	5,000.00	审图费
邯郸县渊浩房产公司	126,000.00	审图费
邯郸职业技术学院	15,000.00	审图费
市劳教所	15,000.00	审图费
合　计	284,000.00	

6. 应交税金:本年度本公司应交税金余额为:12,314.30 元，其中应交营业税 11,490.00 元；应交城建税 804.30 元；应交个人所得税 20.00 元。

7. 其他应付款:本年度本公司该科目期末余额为 388,380.00 元,主要的债权人及金额列示如下：

单位名称	金额	备注
邯郸煤炭设计院	14,400.00	设计院房费等
邯郸市科技咨询服务中心	337,500.00	咨询费
设计院	30,000.00	购车款
工会经费	864.00	
教育经费	5616.00	
合　计	388,380.00	

8. 实收资本

投资者	2002 年 12 月 31 日	本期增加	本期减少	2003 年 12 月 31 日
个人资本	110,000。00			110,000。00

煤炭工业邯郸设计研究院	90,000.00			90,000.00
合　　计	200,000.00	0.00	0.00	200,000.00

9. 盈余公积

项目	2002 年 12 月 31 日	本期增加	本期减少	2003 年 12 月 31 日
一般盈余公积	6,193.78	6,069.36		12,263.14
公益金	3,096.89	3,034.68		6,131.57
合计	9,290.67	9,104.04		18,394.71

10. 未分配利润:

本年度本公司该项余额数为：97,900.66 元

未分配利润	金　　额
2002.12.31	46,311.13
本期增加	60,693.57
①本年净利润	60,693.57
本期减少	9,104.04
②提取法定盈余公积	6,069.36
③提取公益金	3,034.68
④提取任意盈余公积	
⑤分配利润	
2003.12.31	97,900.66

11. 主营业务收入

项　目	2003 年度	2002 年度
审图收入	2,369,520.00	2,375,480.00
合　　计	2,369,520.00	2,375,480.00

12. 主营业务成本

项目	2003 年度	2002 年度
成本	2,078,976.69	1,918,110.23
合　　计	2,078,976.69	1,918,110.23

13. 管理费用

项目	2003 年度	2002 年度
工资		
福利费		88,569.60
修理费	14,600.00	0.00
业务招待费	11,456.00	7,000.00
差旅费	4,422.00	7,654.00
办公费	10,651.60	16,487.12
水电费		6,870.00
邮电费	206.00	9,219.01
税金	1,353.96	971.18
其他	22,736.00	103,564.52
合计	65,425.56	240,335.43

14. 财务费用

项目	2003 年度	2002 年度
利息支出		
减：利息收入	1,967.87	784.70
合计	-1,967.87	-784.70

15. 所得税

本年度的利润总额为 96,112.23 元，应纳所得税额为 35,418.66 元：

项目	2003 年度	2002 年度
利润总额	96,112.23	36,478.71
应纳所得税额	35,418.66	23,374.92

邯郸市国宁工程设计咨询有限公司

2003. 12. 31

企业法人营业执照

（副　本）

注册号 1100002443591（1—1）

名　　称 北京中天恒会计师事务所有限责任公司

住　　所 北京市海淀区中关村南大街11号光大国信大厦2115-2117室

法定代表人 高雅青

注册资本 200万元

企业类型 有限责任公司

经营范围 审计企业会计报表，出具审计报告；验证企业注册资本（金），出具验资报告；办理企业合并、分立、清算事项中的审计业务，出具有关的报告；法律、行政法规规定的其他审计业务；基本建设施工预决（结）算审计验证；会计业务咨询服务；销售与会计业务相关的账册、文表、用具；从事资产评估业务；建筑工程造价咨询；工程招标代理；法律、法规禁止的，不得经营；应经审批的，未获审批前不得经营；法律、法规未规定审批的，企业自主选择经营项目，开展经营活动。（法律、法规规定需要专项审批的，取得审批前，不得开展经营活动）＊＊＊

营业期限 自1999年08月25日至 2039年08月24日

成立日期 1995年10月11日

说　　明

1.《企业法人营业执照》是企业取得企业法人资格和合法经营的凭证。
2.《企业法人营业执照》分正本和副本，正本和副本具有同等法律效力。营业执照正本应放在企业法人住所醒目的位置。企业法人可根据业务需要，向登记机关申请领取若干副本。
3.营业执照不得伪造、涂改、出租、出借、转让。除登记机关外，其他任何单位和个人均不得扣留、收缴和吊销。
4.企业法人应在核准登记的经营范围内从事经营活动。
5.企业法人登记注册事项发生变化时，应向原登记机关申请变更登记。
6.每年一月一日至四月三十日，登记机关对企业法人进行年度检验。
7.企业注销登记时，应交回营业执照正、副本。营业执照被登记机关吊销后即自行失效。

企 业 法 人 年 检 情 况


(4)

登记机关


京市工商行政管理局

2003年 月30日

2003年

审 计 报 告

邯郸市奇斌工程设计咨询有限公司

目 录

一、审计报告

二、附送

1、资产负债表

2、利润及利润分配表

3、现金流量表

4、会计报表附注

北京中天恒会计师事务所有限责任公司

地址：北京中关村南大街11号　　邮编：100081

光大国信大厦2115室

电话：(010) 6848 6952　　传真：(010) 6848 6952

审 计 报 告

中天恒审字[2004]1123-4号

邯郸市奇斌工程设计咨询有限公司:

我们审计了后附的邯郸市奇斌工程设计咨询有限公司（以下简称贵公司）2003年12月31日的资产负债表以及2003年度的利润表及利润分配表和现金流量表。这些会计报表的编制是贵公司管理当局的责任，我们的责任是在实施审计工作的基础上对这些会计报表发表意见。

我们按照中国注册会计师独立审计准则计划和实施审计工作，以合理确信会计报表是否不存在重大错报。审计工作包括在抽查的基础上检查支持会计报表金额和披露的证据，评价管理当局在编制会计报表时采用的会计政策和作出的重大会计估计，以及评价会计报表的整体反映。我们相信，我们的审计工作为发表意见提供了合理的基础。

我们认为，上述会计报表符合国家颁布的企业会计准则和《勘察设计企业会计制度》的规定，在所有重大方面公允反映了贵公司2003年12月31日的财务状况以及2003年度的经营成果和现金流量。

附表：

一、资产负债表
二、利润表及利润分配表
三、现金流量表
四、会计报表附注

北京中天恒会计师事务所有限责任公司
地址：北京市海淀区中关村南大街11号
光大国信大厦2115室

中国注册会计师：中国注册会计师 高雅青

中国注册会计师：中国注册会计师 高跃

电话：(010) 68486952
邮编：100081

2004年3月5日

资产负债表

企财01表

编制单位：邯郸市奇斌工程设计咨询有限公司　　2003年12月31日　　金额单位：元

项目	行次	年初数	年末数	项目	行次	年初数	年末数
货币资金	1		304,872.88	短期借款	45		
短期投资	2			应付票据	46		
应收票据	3			应付账款	47		
应收股利	4			预收账款	48		
应收利息	5			应付工资	49		25,600.00
应收账款	6		28,000.00	应付福利费	50		
其他应收款	7			应付利润（股利）	51		
预付账款	8			应付利息	52		
期货保证金	9			应交税金	53		4,671.75
应收补贴款	10			其他应交款	54		116.00
应收出口退税	11			其他应付款	55		
存货	12			预提费用	56		
其中：原材料	13			预计负债	57		
产成品（库存商品）	14			递延收益	58		
待摊费用	15			一年内到期的长期负债	59		
待处理流动资产净损失	16			其他流动负债	60		
一年内到期的长期债权投资	17			流动负债合计	61		30,387.75
其他流动资产	18			长期借款	62		
流动资产合计	19		332,872.88	应付债券	63		
长期投资	20			长期应付款	64		
其中：长期股权投资	21			专项应付款	65		
长期债权投资	22			其他长期负债	66		
*合并价差	23			其中：特准储备资金	67		
长期投资合计	24			长期负债合计	68		
固定资产原价	25			递延税款贷项	69		
减：累计折旧	26			负债合计	70		30,387.75
固定资产净值	27			*少数股东权益	71		
减：固定资产减值准备	28			实收资本（股本）	72		300,000.00
固定资产净额	29			国家资本	73		
工程物资	30			集体资本	74		
在建工程	31			法人资本	75		140,000.00
固定资产清理	32			其中：国有法人资本	76		140,000.00
待处理固定资产净损失	33			集体法人资本	77		
固定资产合计	34			个人资本	78		160,000.00
无形资产	35			外商资本	79		
其中：土地使用权	36			资本公积	80		
递延资产（长期待摊费用）	37			盈余公积	81		372.77
其中：固定资产修理	38			其中：法定公益金	82		124.26
固定资产改良支出	39			*未确认的投资损失（以"-"号填列）	83		
其他长期资产	40			未分配利润	84		2,112.36
其中：特准储备物资	41			外币报表折算差额	85		
无形及其他资产合计	42			所有者权益合计	86		302,485.13
递延税款借项	43				87		
资产总计	44		332,872.88	负债和所有者权益总计	88		332,872.88

注：表中带*科目为合并会计报表专用。

利润及利润分配表

企财02表

编制单位：邯郸市市政工程设计咨询有限公司　　2003年度　　金额单位：元

项目	行次	上年实际数	本年实际数	项目	行次	上年实际数	本年实际数
一、主营业务收入	1		73,000.00	其中：处置固定资产净损失	33		
其中：出口产品（商品）销售收入	2			债务重组损失	34		
进口产品（商品）销售收入	3			罚款支出	35		
减：折扣与折让	4			捐赠支出	36		
二、主营业务收入净额	5		73,000.00	（二）其他支出	37		
减：（一）主营业务成本	6		53,053.00	其中：结转的含量工资包干结余	38		
其中：出口产品（商品）销售成本	7			五、利润总额（亏损总额以"－"号填列）	39		4,053.88
（二）主营业务税金及附加	8		4,047.75	减：所得税	40		1,568.75
（三）经营费用	9			* 少数股东损益	41		
（四）其他	10			加：* 未确认的投资损失（以"+"号填列）	42		
加：（一）递延收益	11			六、净利润（净亏损以"－"号填列）	43		2,485.13
（二）代购代销收入	12			加：（一）年初未分配利润	44		
（三）其他	13			（二）盈余公积补亏	45		
三、主营业务利润（亏损以"－"号填列）	14		15,899.25	（三）其他调整因素	46		
加：其他业务利润（亏损以"－"号填列）	15			七、可供分配的利润	47		2,485.13
减：（一）营业费用	16			减：（一）提取法定盈余公积	48		248.51
（二）管理费用	17		12,612.80	（二）提取法定公益金	49		124.26
（三）财务费用	18		-767.43	（三）提取职工奖励及福利基金	50		
（四）其他	19			（四）提取储备基金	51		
四、营业利润（亏损以"－"号填列）	20		4,053.88	（五）提取企业发展基金	52		
加：（一）投资收益（损失以"－"号填列）	21			（六）利润归还投资	53		
（二）期货收益	22			（七）补充流动资本	54		
（三）补贴收入	23			（八）单项留用的利润	55		
其中：补贴前亏损企业补贴收入	24			（九）其他	56		
（四）营业外收入	25			八、可供投资者分配的利润	57		2,112.36
其中：处置固定资产净收益	26			减：（一）应付优先股股利	58		
非货币性交易收益	27			（二）提取任意盈余公积	59		
出售无形资产收益	28			（三）应付普通股股利（应付利润）	60		
罚款净收入	29			（四）转作资本（股本）的普通股股利	61		
（五）其他	30			（五）其他	62		
其中：用以前年度含量工资结余弥补利润	31			九、未分配利润	63		2,112.36
减：（一）营业外支出	32			其中：应由以后年度税前利润弥补的亏损（以"+"号填列）	64		

注：表中带 * 科目为合并会计报表专用。

现金流量表

会年企03表

编制单位：邯郸市[illegible]城工程设计咨询有限公司　　2003年度　　金额单位：元

项目	行次	金额	项目	行次	金额	项目	行次	金额
一、经营活动产生的现金流量：	1	—	投资活动产生的现金流量净额	24		预提费用增加（减：减少）	47	
销售商品、提供劳务收到的现金	2	45,000.00	三、筹资活动产生的现金流量：	25	—	处置固定资产、无形资产和其他长期资产的损失（减：收益）	48	
收到的税费返还	3		吸收投资所收到的现金	26	300,000.00	固定资产报废损失	49	
收到的其他与经营活动有关的现金	4		借款所收到的现金	27		财务费用	50	
现金流入小计	5	45,000.00	收到的其他与筹资活动有关的现金	28		投资损失（减：收益）	51	
购买商品、接受劳务支付的现金	6	532.00	现金流入小计	29	300,000.00	递延税款贷项（减：借项）	52	
支付给职工以及为职工支付的现金	7	26,921.00	偿还债务所支付的现金	30		存货的减少（减：增加）	53	
支付的各项税费	8	807.00	分配股利、利润或偿付利息所支付的现金	31		经营性应收项目的减少（减：增加）	54	-28,000.0
支付的其他与经营活动有关的现金	9	11,867.12	支付的其他与筹资活动有关的现金	32		经营性应付项目的增加（减：减少）	55	30,387.7
现金流出小计	10	40,127.12	现金流出小计	33		其他	56	
经营活动产生的现金流量净额	11	4,872.88	筹资活动产生的现金流量净额	34	300,000.00	经营活动产生的现金流量净额	57	4,872.8
二、投资活动产生的现金流量：	12	—	四、汇率变动对现金的影响	35		2、不涉及现金收支的投资和筹资活动：	58	—
收回投资所收到的现金	13		五、现金及现金等价物净增加额	36	304,872.88	债务转为资本	59	
其中：出售子公司所收到的现金	14		补充资料：	37	—	一年内到期的可转换公司债券	60	
取得投资收益所收到的现金	15		1、将净利润调节为经营活动现金流量：	38	—	融资租入固定资产	61	
处置固定资产、无形资产和其他长期资产所收回的现金净额	16		净利润	39	2,485.13	其他	62	
收到的其他与投资活动有关的现金	17		加：*少数股东损益	40		3、现金及现金等价物净增加情况：	63	—
现金流入小计	18		减：*未确认投资损失	41		现金的期末余额	64	304,872.8
购建固定资产、无形资产和其他长期资产所支付的现金	19		加：计提的资产减值准备	42		减：现金的期初余额	65	
投资所支付的现金	20		固定资产折旧	43		加：现金等价物的期末余额	66	
其中：购买子公司所支付的现金	21		无形资产摊销	44		减：现金等价物的期初余额	67	
支付的其他与投资活动有关的现金	22		长期待摊费用摊销	45		现金及现金等价物净增加额	68	304,872.8
现金流出小计	23		待摊费用减少（减：增加）	46			69	

邯郸市奇斌工程设计咨询有限公司
会计报表附注

2003 年度

一　公司的基本情况

邯郸市奇斌工程设计咨询有限公司(以下简称本公司)，经煤炭工业邯郸设计研究院批准，由煤炭工业邯郸设计研究院和都兴超等 16 位自然人共同出资组建，2003 年 7 月 30 日在邯郸市工商行政管理局登记注册成立。

注册资本：30 万元

住所：河北省邯郸市滏河北大街 114 号

营业执照注册代码：1304001000958

法定代表人：李奇斌

经营范围：给水、排水、热力、桥隧工程施工图审查

二　不符合会计核算前提的说明　无

三　重要会计政策和会计估计的说明

1．会计制度

本公司执行财政部颁发的《勘察设计企业会计制度》。

2．会计年度

本公司自每年公历 1 月 1 日起至 12 月 31 日止为一个会计年度。

3．记账基础和计价原则

本公司采用借贷记账法，以权责发生制为记账基础，以历史成本作为计价原则。

4．记账本位币

本公司以人民币作为记账本位币。

5．应收款项坏账准备核算方法

采用直接转销法核算，发生的坏帐损失，据实计入当期费用。

6．存货

本公司存货主要包括一些办公用品，存货取得按实际成本计价。

7．固定资产及折旧

(1)固定资产标准：使用年限超过 1 年的房屋、建筑物、机器设备、运输工具及其它与生产经营有关的工具、器具、仪器等。不属于生产经营主要设备的物品，单位价值在 2,000 元以上，并且使用年限超过 2 年以上的，也列作固定资产。

(2)固定资产分类：房屋建筑物、机械设备、运输设备、其它。

(3)固定资产按实际成本计价或评估确认后的金额计价。

(4)固定资产折旧采用直线法。

固定资产的预计经济使用年限、预计净残值率和折旧率如下：

固定资产类别	预计使用年限	残值率	年折旧率(%)
机械设备	10-18 年	0	5.56-10
运输设备	12-15 年	0	6.66-8.33
其他设备	5-8 年	0	12.5-20

8. 收入确认原则

本公司于劳务已经提供，同时收讫价款或者取得收取价款的凭据时，确认销售收入的实现。

9. 所得税的会计处理方法

本公司所得税的会计处理采用应付税款法。

10. 利润分配

本公司按《公司法》及其他有关规定进行利润分配，缴纳所得税后的利润，除国家另有规定者外，按照下列顺序分配：

①被没收的财物损失，支付各项税收的滞纳金和罚款。

②弥补企业以前年度亏损。

③提取法定盈余公积金。法定盈余公积金按照税后利润扣除前两项后的 10%提取，盈余公积金已达注册资金 50%时可不再提取。

④提取公益金。公益金按照税后利润扣除①②项后的 5%提取。

⑤向投资者分配利润。公司以前年度未分配的利润，可以并入本年度向投资者分配。

四　合并会计报表的编制方法

本公司本年度没有实际控制生产、经营的被投资单位。

五　重要会计政策、会计估计变更、重大会计差错更正的说明

本公司本会计年度无此项应说明的问题。

六 主要税项

税 项	适 用 税 率
营业税	按服务收入的 5%计缴
城建税	按应缴纳营业税的 7%计缴
地方附加	按应缴纳营业税的 1%计缴
教育费附加	按应缴纳营业税的 3.5%计缴
房产税	自用部分按计税房产原值扣除 30%后按年税率 1.2%；出租房产按年租金的 12%
企业所得税	应纳税所得额在 3 万元以下的按 18%计缴，3-10 万元之间的按 27%计缴；10 万元以上的按 33%计缴。

①营业税

本公司的审图业务收入适用营业税，税率为业务收入的 5%。

②城市维护建设税和教育费附加

本公司按照应交营业税的 7%计算缴纳城市维护建设税；按照应交营业税的 3.5%缴纳教育费附加。

③所得税

本公司采用应付税款法。收入总额减除成本、费用以及损失后的余额为应纳税所得额。

本公司企业及地方所得税是按照本年度应纳税所得额依税率 18%计算。

本公司本年度由公司自己申报纳税。

本公司本年度无税收优惠。

④个人所得税

本公司职工的个人所得税由个人承担，公司代扣代缴。

七 职工福利及社会保险

据国家及邯郸市劳动管理规定，本公司按职工工资总额的一定比例计提职工福利费和职工教育经费等。该等基金余额作为应付福利费或其他应付款反映在资产负债表上，计提比例如下：

职工福利费	14%
职工教育经费	1.5%

八　会计报表主要项目注释（金额单位：元）

1．货币资金

项　　目	2003年12月31日	2002年12月31日
现　　金	2,156.75	--
银行存款	302,716.13	--
合　　计	304,872.88	--

2．应收账款：

账龄	2003年12月31日			2002年12月31日		
	金额	比例(%)	坏账准备	金额	比例(%)	坏账准备
1年以内	28,000.00	100				
合计	28,000.00	100				

主要债务人(除关联方)及欠款原因如下：

序号	债务人名称	金　额	备注
1	邯郸市市政公用事业管理局	18,000.00	审图费
2	邢台市污水处理厂	10,000.00	审图费

3．应交税金：本年度本公司应交税金为4,671.75元，应交税金明细及变动如下：

税项	2002年12月31日	2003年12月31日
营业税	0	2,900.00
城建税	0	1,568.75
企业所得税	0	203.00
合计	0	4,671.75

4．其他应交款：本年度本公司其他应交款为116.00元，部分明细及变动如下：

项目	2002年12月31日	2003年12月31日
应交教育费附加		87.00
应交地方附加		29.00
合　计		116.00

5．实收资本

投　资　者	2002年12月31日	本期增加	本期减少	2003年12月31日

投 资 者	2002年12月31日	本期增加	本期减少	2003年12月31日
煤炭工业邯郸设计研究院	0	140,000.00	0.00	140,000.00
其他个人资本	0	160,000.00	0.00	160,000.00
合　　计	0	300,000.00	0.00	300,000.00

6. 未分配利润:

本年度本公司该项余额数为:2,112.36 元

7. 主营业务收入

项目	2003年度	2002年度
审图收入	73,000.00	
合　　计	73,000.00	

8. 主营业务成本

项目	2003年度	2002年度
设计成本	53,053.00	
合　　计	53,053.00	

9. 管理费用

项目	2003年度	2002年度
业务招待费	5,026.40	
税金	4.50	
其他	7,581.90	
合计	12,612.80	

10. 财务费用:本年度本公司发生的财务费用计为-767.43 元,均为利息收入.

11. 所得税

本年度的应纳税所得额为 8,715.28 元,利润总额为 4,053.88 元，纳税调整如下:

项　目	2003年度
利润总额	4,053.88
加：调增项目	4,661.40
减：调减项目	
本年度的应纳税所得额	8,715.28
减：以前年度亏损	
应纳税所得额	

应纳所得税额 1,568.75

邯郸市奇斌工程设计咨询有限公司

2003. 12. 31

企业法人营业执照

（副　本）

注册号 1100002443591（1—1）

名　　称　北京中天恒会计师事务所有限责任公司

住　　所　北京市海淀区中关村南大街11号光大国信大厦2115-2117室

法定代表人　高雅青

注册资本　200万元

企业类型　有限责任公司

经营范围　审计企业会计报表，出具审计报告；验证企业注册资本（金），出具验资报告；办理企业合并、分立、清算事项中的审计业务，出具有关的报告；法律、行政法规规定的其他审计业务；基本建设施工预决（结）算审计验证；会计业务咨询服务；销售与会计业务相关的账册、文表、用具；从事资产评估业务；建筑工程造价咨询；工程招标代理；法律、法规禁止的，不得经营；应经审批的，未获审批前不得经营；法律、法规未规定审批的，企业自主选择经营项目，开展经营活动。（法律、法规规定需要专项审批的，取得审批前，不得开展经营活动）＊＊＊

营业期限　自1999年08月25日至　2039年08月24日

成立日期　1995年10月11日

说　　明

1.《企业法人营业执照》是企业取得企业法人资格和合法经营的凭证。
2.《企业法人营业执照》分正本和副本，正本和副本具有同等法律效力。营业执照正本应放在企业法人住所醒目的位置。企业法人可根据业务需要，向登记机关申请领取若干副本。
3. 营业执照不得伪造、涂改、出租、出借、转让。除登记机关外，其他任何单位和个人均不得扣留、收缴和吊销。
4. 企业法人应在核准登记的经营范围内从事经营活动。
5. 企业法人登记注册事项发生变化时，应向原登记机关申请变更登记。
6. 每年一月一日至四月三十日，登记机关对企业法人进行年度检验。
7. 企业注销登记时，应交回营业执照正、副本，营业执照被登记机关吊销后即自行失效。

企　业　法　人　年　检　情　况



登记机关



2003年　月30日

2003.9
7
（？）公司档案章
I0301
2003-028
B106

审 计 报 告

（朔州平朔实业发展有限责任公司）

目 录

一、审计报告

二、附送

1、合并资产负债表

2、合并利润及利润分配表

3、合并现金流量表

4、合并会计报表附注

中天恒会计师事务所

地址：北京中关村南大街17号　　　　邮编：100081

韦伯时代大厦C座2306室

电话：(010) 6848 6952　　　　传真：(010) 6848 6952

电子邮箱：office@zhongtianheng.com.cn

审 计 报 告

中天恒审字[2004]1154-7 号

朔州平朔实业发展有限责任公司董事会:

我们审计了后附的朔州平朔实业发展有限责任公司(以下简称实业公司)2003 年 12 月 31 日的合并资产负债表以及 2003 年度的合并利润及利润分配表和合并现金流量表。这些会计报表的编制是实业公司管理当局的责任，我们的责任是在实施审计工作的基础上对这些会计报表发表意见。

我们按照中国注册会计师独立审计准则计划和实施审计工作，以合理确信会计报表是否不存在重大错报。审计工作包括在抽查的基础上检查支持会计报表金额和披露的证据，评价管理当局在编制会计报表时采用的会计政策和作出的重大会计估计，以及评价会计报表的整体反映。我们相信，我们的审计工作为发表意见提供了合理的基础。

我们认为，上述会计报表符合国家颁布的企业会计准则和《工业企业会计制度》的规定，在所有重大方面公允反映了实业公司 2003 年 12 月 31 日的财务状况以及 2003 年度的经营成果和现金流量。

附件:

一、合并资产负债表
二、合并利润及利润分配表
三、合并现金流量表
四、合并会计报表附注

北京中天恒会计师事务所有限责任公司
地址: 北京市海淀区中关村南大街 17 号
韦伯时代大厦 C 座 2306 室
电话: (010) 68486952
邮编: 100081

中国注册会计师:

中国注册会计师:

2004 年 02 月 26 日

合并资产负债表

2003年12月31日

单位名称：朔州平朔实业发展有限责任公司　　　　金额单位：元

行号	项目	期初数	期末未审数	行号	项目	期初数	期末未审数
1	流动资产			53	流动负债		
2	货币资金	836,014.62	6,010,796.90	54	短期借款	4,000,000.00	7,000,000.00
3	短期投资	-	-	55	应付票据	-	200,000.00
4	减：短期投资跌价准备			56	应付账款	11,516,255.81	26,997,583.18
5	短期投资净额			57	预收账款	-	12,972.25
6	应收票据	-	458,000.00	58	应付工资	761,258.50	728,900.00
7	应收股利	-	-	59	应付福利费	196,898.84	561,630.58
8	应收利息	-	-	60	应付股利	347,850.00	1,623,838.60
9	应收账款	6,783,721.29	9,182,485.92	61	应交税金	733,172.34	1,871,198.85
10	其他应收款	2,787,497.63	1,894,839.00	62	其他应交款	-28,077.00	49,000.84
11	减：坏账准备			63	其他应付款	8,371,146.73	15,643,758.79
12	应收款项净额			64	预提费用	36,100.00	36,100.00
13	预付账款		2,508,600.58	65	预计负债	-	-
14	应收账款补贴	-	-	66	一年内到期的长期负债		-
15	存货	2,155,689.30	9,432,643.98	67	其他流动负债		-
16	减：存货跌价准备			68			
17	存货净额			69	流动负债合计	25,934,605.22	54,724,983.09
18	待摊费用	138,703.37	-	70			
19	一年内到期的长期债权投资	-	-	71			
20	待处理流动资产损益			72			
21	其他流动资产	-	-	73	长期负债		-
22	流动资产合计	12,701,626.21	29,487,366.38	74	长期借款	1,331,388.50	-
23	长期投资		-	75	应付债券	-	-
24	长期股权投资	3,981,100.00	6,256,100.00	76	长期应付款	-	-
25	合并价差			77	专项应付款	-	-
26	长期债权投资	-	-	78	其他长期负债		-
27	减：长期投资减值准备			79	长期负债合计	1,331,388.50	-
28	长期投资净额			80			
29	长期投资合计	3,981,100.00	6,256,100.00	81			
30	固定资产		-	82	递延税项		-
31	固定资产原价	8,786,348.82	35,479,329.12	83	递延税款贷项	-	-
32	减：累计折旧	915,585.61	2,728,120.17	84	负债合计	27,265,993.72	54,724,983.09
33	固定资产净值	7,870,763.21	32,751,208.95	85	*少数股东权益		1,455,457.42
34	减：固定资产减值准备	-	-	86	所有者权益（股东权益）		-
35	固定资产净额	7,870,763.21	32,751,208.95	87	实收资本（股本）	3,503,000.00	12,437,927.50
36	工程物资	-	-	88	国家资本		
37	在建工程	7,930,289.29	914,279.91	89	集体资本		
38	减：在建工程减值准备			90	法人资本		
39	在建工程净额			91	其中：国有法人资本		
40	固定资产清理	-	-	92	集体法人资本		
41	待处理固定资产损益			93	个人资本		
42	固定资产合计	15,801,052.50	33,665,488.88	94	外商资本		
43	无形资产及其他资产		-	95	实收资本（股本）净额	3,503,000.00	12,437,927.50
44	无形资产	-	-	96	资本公积	-	60,728.02
45	减：无形资产减值准备			97	盈余公积	568,480.55	729,859.21
46	无形资产净额			98	其中：法定公益金	227,392.22	286,337.58
47	长期待摊费用	-	-	99	*未确认的投资损失（以"-"填列）		
48	其他长期资产	-	-	100	未分配利润	1,146,304.44	-
49	无形资产及其他资产合计	-	-	101	外币报表折算差额		
50	递延税项		-	102	所有者权益合计	5,217,784.99	13,228,514.73
51	递延税款借项	-	-	103			
52	资产总计	32,483,778.71	69,408,955.24	104	负债及所有者权益总计	32,483,778.71	69,408,955.24

附送2

合并利润及利润分配表

单位名称：朔州平朔实业发展有限责任公司　　2003年度　　金额单位：元

项　目	行次	上年实际数	本年实际数	项　目	行次	上年实际数	本年实际数
一、主营业务收入	1	59,434,894.50	87,140,595.97	其中：处置固定资产净损失	33		
其中：出口产品（商品）销售收入	2			债务重组损失	34		
进口产品（商品）销售收入	3			罚款支出	35	32,000.00	
减：折扣与折让	4			捐赠支出	36	100,000.00	
二、主营业务收入净额	5	59,434,894.50	87,140,595.97	（二）其他支出	37		
减：（一）主营业务成本	6	46,599,462.88	66,887,245.57	其中：结转的含量工资包干结余	38		
其中：出口产品（商品）销售成	7			五、利润总额（亏损总额以"—"号填列）	39	3,409,675.26	1,647,926.01
（二）主营业务税金及附加	8	631,104.35	860,476.09	减：所得税	40	1,347,040.27	580,655.77
（三）经营费用	9	5,467,800.06	9,209,372.50	＊少数股东损益	41		103,049.47
（四）其他	10			加：＊未确认的投资损失（以"+"号填列）	42		
加：（一）递延收益	11			六、净利润（净亏损以"—"号填列）	43	2,062,634.99	964,220.77
（二）代购代销收入	12			加：（一）年初未分配利润	44		1,146,304.44
（三）其他	13			（二）盈余公积补亏	45		
三、主营业务利润（亏损以"—"号填列）	14	6,736,527.21	10,183,501.81	（三）其他调整因素	46		
加：其他业务利润（亏损以"—"号填列）	15	187,195.97	242,237.06	七、可供分配的利润	47	2,062,634.99	2,110,525.21
减：（一）营业费用	16			减：（一）提取法定盈余公积	48	341,088.33	102,433.30
（二）管理费用	17	3,359,476.47	4,978,616.69	（二）提取法定公益金	49	227,392.22	58,945.36
（三）财务费用	18	67,797.51	274,120.12	（三）提取职工奖励及福利基金	50		
（四）其他	19			（四）提取储备基金	51		
四、营业利润（亏损以"—"号填列）	20	3,496,449.20	5,173,003.06	（五）提取企业发展基金	52		
加：（一）投资收益（损失以"—"号填列	21			（六）利润归还投资	53		
（二）期货收益	22			（七）补充流动资本	54		
（三）补贴收入	23			（八）单项留用的利润	55		
其中：补贴前亏损企业补贴收入	24			（九）其他	56		
（四）营业外收入	25	45,226.06	118,341.71	八、可供投资者分配的利润	57	1,494,154.44	1,949,146.55
其中：处置固定资产净收益	26			减：（一）应付优先股股利	58		
非货币性交易收益	27			（二）提取任意盈余公积	59		
出售无形资产收益	28			（三）应付普通股股利（应付利润）	60	347,850.00	1,949,146.55
罚款净收入	29			（四）转作资本（股本）的普通股股利	61		
（五）其他	30			（五）其他	62		
其中：用以前年度含量工资结余	31			九、未分配利润	63	1,146,304.44	
减：（一）营业外支出	32	132,000.00	3,643,418.76	其中：应由以后年度税前利润弥补的亏损（以"+	64		

附件3

合并现金流量表

2003年度

单位名称：平朔实业发展有限责任公司

金额单位：元

项目	行次	金额	项目	行次	金额
一、经营活动产生的现金流量：	0		四、汇率变动对现金的影响	30	
销售商品、提供劳务收到的现金	1	85,472,716.19	五、现金及现金等价物净增加额	31	5,174,782.28
收到的税费返还	2	0.00			
收到的其他与经营活动有关的现金	3	32,590,881.45	补充资料	0	
现金流入小计	4	118,063,597.64	1、将净利润调节为经营活动的现金流量：	0	
购买商品、接受劳务支付的现金	5	39,125,239.42	净利润	32	964,220.77
支付给职工以及为职工支付的现金	6	6,924,921.97	加：计提的资产减值准备	33	
支付的各项税费	7	8,846,230.13	固定资产折旧	34	2,728,120.17
支付的其他与经营活动有关的现金	8	50,485,058.38	无形资产摊销	35	
现金流出小计	9	105,381,449.90	长期待摊费用摊销	36	
经营活动产生的现金流量净额	10	12,682,147.74	待摊费用减少（减:增加）	37	
二、投资活动产生的现金流量：	0		预提费用增加 （减:减少）	38	
收回投资所收到的现金	11	0.00	处置固定资产、无形资产和其他长期资产的损失（减:收益）	39	
取得投资收益所收到的现金	12	0.00	固定资产报废损失	40	
处置固定资产、无形资产和其他长期资产而收回的现金净额	13	0.00	财务费用	41	
收到的其他与投资活动有关的现金	14	0.00	投资损失（减:收益）	42	
现金流入小计	15	0.00	递延税款贷项（减：借项）	43	
购建固定资产、无形资产和其他长期资产所支付的现金	16	6,290,834.06	存货的减少（减:增加）	44	-7,276,954.68
投资所支付的现金	17	3,662,593.40	经营性应收项目的减少（减:增加）	45	-4,334,003.21
支付的其他与投资活动有关的现金	18	1,188,608.00	经营性应付项目的增加（减:减少）	46	25,811,498.21
现金流出小计	19	11,142,035.46	其他	47	-5,313,782.99
投资活动产生的现金流量净额	20	-11,142,035.46	经营活动产生的现金流量净额	48	12,682,147.74
三、筹资活动产生的现金流量：	0		2、不涉及现金收支的投资和筹资活动：	0	
吸收投资所收到的现金	21	656,500.00	债务转为资本	49	
借款所收到的现金	22	7,000,000.00	一年内到期的可转换公司债券	50	
收到的其他与筹资活动有关的资金	23	0.00	融资租入固定资产	51	
现金流入小计	24	7,656,500.00	3、现金及现金等价物净增加情况：	0	
偿还债务所支付的现金	25	4,000,000.00	现金的期末余额	52	6,010,796.90
分配股利或利润所支付的现金	26	0.00	减：现金的期初余额	53	836,014.62
支付的其他与筹资活动有关的现金	27	21,830.00	加：现金等价物的期末余额	54	
现金流出小计	28	4,021,830.00	减：现金等价物的期初余额	55	
筹资活动产生的现金流量净额	29	3,634,670.00	现金及现金等价物净增加额	56	5,174,782.28

朔州平朔实业发展有限责任公司
合并会计报表附注

2003 年度

一 公司的基本情况

朔州平朔实业发展有限责任公司(以下简称本公司)，由平朔职工合股基金会和平朔多种经营开发公司共同出资组建，2001 年 11 月 2 日在山西省朔州市工商行政管理局登记注册。2003 年 2 月平朔煤炭工业公司收购平朔多种经营开发公司的股份，并于 2003 年 2 月 25 日在朔州市工商行政管理局办理了公司变更手续，变更后本公司注册资本为 1,243.79 万元，其中平朔煤炭工业公司持股 66.77%，平朔职工合股基金会持股 33.23%。本公司住所：平朔生活区。营业执照注册号码：1406001000666-1，法定代表人：王继平。

本公司主要从事：机电加工及维修，汽车修理及销售，运输仓储，动植物养殖，塑料化工产品（不含危险品），房地产开发，信息，通讯咨询，煤炭洗选及销售，商业贸易。

二 不符合会计核算前提的说明

本公司无不符合会计核算前提的情况。

三 重要会计政策和会计估计的说明

1 会计制度

本公司执行《企业会计准则》和《工业企业会计制度》及其补充规定。

2 会计年度

本公司会计年度为公历 1 月 1 日至 12 月 31 日。

3 记账本位币

本公司以人民币为记账本位币。

4 记账原则和计价基础

本公司会计核算采用权责发生制原则进行核算，计价以历史成本为计价基础。

5 外币折算

本公司外币业务按业务发生当日中国人民银行公布的市场汇价折算为人民币记账，资产负债表日的外币货币性资产和负债按该日中国人民银行公布的市场汇价进行调整，外币汇兑损益除与工程建造有关的计入在建工程之外，其余均计入当期的财务费用。

6 现金等价物

本公司现金等价物是指企业持有的期限短（一般是指从购买日起三个月内到期）、流动性强、易于转换为已知金额现金、价值变动风险很小的投资。

7 短期投资核算方法

短期投资计价方法：短期投资在取得时按投资成本计量，其中，以现金购入的短期投资，按实际支付的全部价款扣除尚未领取的现金股利或债券利息作为投资成本。

短期投资收益确认方法：短期投资持有期间所收到的股利、利息等收益，不确认为投资收益，作为冲减投资成本处理。出售短期投资所获得的价款，减去短期投资账面价值以及尚未收到的已计入应收项目的股利、利息等后的余额，作为投资收益或损失，计入当期损益。

8 应收款项坏账准备核算方法

坏账的确认标准：债务单位撤销、破产、资不抵债、现金流量严重不足、发生严重自然灾害等导致停产而在可预见的时间内无法偿付债务等；债务单位

逾期未履行偿债义务超过 3 年；其他确凿证据表明确实无法收回或收回的可能性不大。

坏账损失的核算方法：坏账核算采用直接转销法，发生坏账损失经批准后直接记入管理费用。

9 存货

本公司存货主要包括库存商品、库存材料、产成品、在产品、自制半成品、在途商品和低值易耗品等。

存货购进采用实际成本计价，发出分别采用加权平均法核算。存货的成本由买价加运费、装卸费、保险费等构成。低值易耗品采用一次摊销法核算成本。

10 长期投资

本公司长期投资包括股权投资和一年以上的有价证券投资（即债券、股票等)。长期投资的成本按投资时实际支付的价款或确定的价值入账。

长期股权投资：

投资额占被投资单位有表决权资本总额 20%以下或虽占该单位有表决权资本总额 20%或以上，但不具有重大影响的采用成本法核算；投资额占被投资单位有表决权资本总额的 20%至 50%，或虽投资不足 20%但有重大影响的，中期期末或年度终了，按分享（或分担）的被投资单位当年实现的净利润（或净亏损）确认投资收益(或投资额占被投资单位有表决权资本总额 50%以下或虽占该单位有表决权资本总额 50%或以上，但不具有重大影响的采用成本法核算)；投资额占被投资单位有表决权资本总额 50%以上以及投资额虽占该单位有表决权资本总额不足 50%，但本公司实质上对其拥有控制权的，采用权益法核算并合并会计报表。

11 固定资产及折旧

固定资产指使用期限超过一年的房屋、建筑物、机器、机械、运输工具和其他与经营有关的设备、器具等。不属于生产、经营主要设备的物品、单位价值在 2000 元以上，并且使用年限超过 2 年的，也作为固定资产。

本公司外购或自建的固定资产以实际成本入账。固定资产折旧自其投入使用之次月起，按照预计使用年限采用直线法计算，并按固定资产类别，预计使用年限和预计残值确定折旧率。固定资产预计残值为资产原值的 3%，预计使用年限一般为：

	使用年限	年折旧率
房屋及建筑物	30 年	3.2%
机器设备	10 至 15 年	6.5%-9.7%
运输设备	8 至 15 年	6.5%-12.1%
其他设备	8 至 15 年	6.5%-12.1%

融资租入固定资产的计价方法：按租赁开始日租赁资产的原账面价值与最低租赁付款额的现值两者中较低者，作为入账价值。

12 在建工程

在建工程的计价：按实际发生的支出确定工程成本。自营工程按直接材料、直接工资、直接施工费等计量；出包工程按应支付的工程价款等计量；设备安装工程按所安装设备的价值、安装费用、工程试运转等所发生的支出等确定工程成本。

在建工程结转固定资产的时点：本公司建造的固定资产在达到预定可使用状态之日起，根据工程预算、造价或工程实际成本等，按估计的价值结转固定资产，次月起开始计提折旧。待办理了竣工决算手续后再作调整。

13 无形资产

本公司土地使用权以支付的土地出让金入账，按土地使用期限平均摊销。

其他无形资产按形成或取得时的实际成本入账。按合同期限或法律规定有效年限平均摊销，若无合同和法律规定则按不超过 10 年的年限平均摊销。

14 长期待摊费用

本公司以实际成本入账。开办费从开始生产经营的当月起，按不超过 5 年的期限平均摊销。其他递延支出按受益期限或不少于 10 年的期限平均摊销。

15 收入确认原则

本公司商品销售/产品销售/通信业务的收入以企业已将商品/产品所有权上的主要风险和报酬转移给购货方；企业既没有保留通常与所有权相联系的继续管理权，也没有对已售出的商品实施控制；与企业相关的经济利益能够流入企业；相关的收入和成本能够可靠地计量，即作为收入的实现。

提供劳务的开始和完成分属不同的会计年度，按完工百分比法确认为营业收入。

利息和使用费收入在与交易相关的经济利益能够流入企业，收入的金额能够可靠地计量，即作为收入的实现。

劳务收入：在劳务已提供或技术成果已交付，同时收讫价款或取得收取价款凭证时，确认收入的实现。

利润分配

本公司按《公司法》及其他有关规定进行利润分配，缴纳所得税后的利润，除国家另有规定者外，按照下列顺序分配：

被没收的财物损失，支付各项税收的滞纳金和罚款。

弥补企业以前年度亏损。

提取法定盈余公积金。法定盈余公积金按照税后利润扣除前两项后的 10% 提取，盈余公积金已达注册资金 50% 时可不再提取。

提取公益金。

向投资者分配利润。公司以前年度未分配的利润，可以并入本年度向投资者分配。

四　合并会计报表的编制方法

1　合并会计报表范围的确定原则

本公司对直接投资比例达 50%以上的子公司纳入合并范围；对直接投资比例虽没有超过 50%，但通过子公司间接投资或与子公司合并投资比例达 50%以上的子公司也纳入合并范围；虽然直接或间接投资比例均未达到 50%以上，但通过其他方式能够实际控制其生产、经营的被投资单位也纳入合并范围。

2　合并会计报表编制依据及编制方法

合并会计报表以母公司会计报表和纳入合并范围的子公司会计报表及其他相关资料为依据，按照《合并会计报表暂行规定》的要求编制，对公司内部之间的重大交易、资金往来均在合并时予以抵消。

3　本年度合并报表范围的变更及理由

本公司上期无控股子公司故未编制合并会计报表，本期将对其具有实际控制权的子公司朔州平朔双安皮带机运输有限公司纳入合并会计报表范围；本公司之另外两个控股子公司朔州平朔驿通汽车服务有限公司和朔州平宇化工有限公司尚在筹建期，未纳入本期合并会计报表范围。

4　纳入合并报表子公司的基本情况

公司名称	企业类型	法定代表人	主营业务	注册资本（万元）	拥有权益
朔州平朔双安皮带机运输有限公司	有限责任公司	王继平	皮带运输系统的开发、生产及相关服务、机械加工贸易	300	52%

5　未纳入合并范围的子公司的基本情况

公司名称	企业资产（万元）	负债（万元）	销售收入（万元）	利润总额（万元）	税后利润（万元）	对合并财务决算报告的影响
朔州平朔驿通汽车服务有限公司	300.00	0.00	0.00	0.00	0.00	无
朔州平宇化工有限公司	50.00	0.00	0.00	0.00	0.00	无

6 纳入合并范围的子公司 2003 年度具体审计情况如下：

公司名称	审计意见类型	审计报告文号	会计事务所名称
朔州平朔双安皮带机运输有限公司	标准无保留意见	中天恒审字（2004）1154-10 号	北京中天恒会计师事务所

7 合并报表期初数

本公司从本期开始编制合并会计报表，合并报表期初数为即为本公司上期期末数，本期并无期初数的调整事项。

五 主要税项

税项	适用税率
营业税	5%
城建税	7%
教育费附加	3%
所得税	33%
增值税	17%

营业税

本公司的运输和租赁业务收入适用营业税，税率为业务收入的 5%。

增值税

本公司适用增值税，其中：内销产品销项税率为 17%。

本公司购买原材料等支付的增值税进项税额可以抵扣销项税。

本公司的增值税应纳税额为当期销项抵减当期进项税后的余额。本公司独立交纳增值税。

城市维护建设税和教育费附加

本公司按照应交增值税和营业税的7%计算缴纳城市维护建设税；按照应交增值税和营业税的3%缴纳教育费附加。

所得税

本公司采用应付税款法。收入总额减除成本、费用以及损失后的余额为应纳税所得额。本公司企业及地方所得税是按照本年度应纳税所得额依税率33%(上年度：33%)计算。

本公司独立交纳所得税。本公司不享受所得税税收优惠政策。

个人所得税

本公司职工的个人所得税由个人承担，公司代扣代缴。

六　职工福利及社会保险

根据国家及朔州市劳动管理规定：本公司按职工工资总额的一定比例计提职工福利费和社会保险基金等。该等基金余额作为应付福利费或其他应付款反映在资产负债表上，计提比例如下：

职工福利费	14%
职工教育经费	1.5%
工会经费	2%
养老保险基金	19.4%

七　会计报表主要项目注释

1　货币资金

项　目	2003年12月31日	2002年12月31日
现金	31.46	199.50

银行存款	6,010,765.44	835,815.[illegible]
合　计	6,010,796.90	836,014.62

2　应收票据

出票类型	金额	备注
银行承兑汇票	458,000.00	-
合计	458,000.00	-

3　应收账款

应收账款账龄情况分析如下：

账龄	2003年12月31日			2002年12月31日		
	金额	比例(%)	坏账准备	金额	比例(%)	坏账准备
1年以内	9,182,485.92	100	0.00	6,783,721.29	100	0.00
合计	9,182,485.92	100	0.00	6,783,721.29	100	0.00

其中前10名欠款单位列示如下：

单位名称	金额	备注
安太堡矿	3,933,976.50	货款
安家岭矿	833,384.57	货款
平鲁区榆林矿	887,600.00	货款
平朔运销公司	1,410,298.16	货款
朔城区韩村3矿	495,000.00	货款
西沙河煤矿	386,064.00	货款
担水沟煤矿	373,506.00	货款
歇马关煤矿	270,000.00	货款
公司办	173,637.00	租赁费
房管中心	92,251.68	修理费
合计	8,855,717.91	

4 预付账款

预付账款账龄情况分析如下：

账龄	2003年12月31日		2002年12月31日	
	金额	比例（%）	金额	比例（%）
1年以内	2,508,600.58	100%	0.00	-
合计	2,508,600.58	100%	0.00	-

其中前10名欠款单位列示如下：

单位名称	金额	备注
鞍山市安钢矿山机械有限责任公司	240,000.00	购货款
徐州光环钢管有限公司	185,613.74	购货款
河南鹤壁标准件制造有限公司	176,689.78	购货款
上海大力神起重机械公司	287,740.00	购货款
双良汽车有限公司	300,000.00	购货款
沈阳顺益公司	367,500.00	购货款
太原市金福厚贸易公司	150,000.00	购货款
河北省阳原县弘阳机械厂	120,000.00	购货款
原平锋绣机械厂	91,540.00	购货款
SEW-传动设备（天津）有限公司	91,200.00	购货款

5 其他应收款

其他应收款账龄情况分析如下：

账龄	2003年12月31日			2002年12月31日		
	金额	比例(%)	坏账准备	金额	比例(%)	坏账准备
1年以内	1,894,839.00	100	0.00	2,787,497.63	100	0.00
合计	1,894,839.00	100	0.00	2,787,497.63	100	0.00

其中前 10 名欠款单位列示如下：

单位名称/项目	金额	款项性质	备注
墙体材料厂	186,538.87	垫付开办费	
大同矿务局中央机厂矿山机械加工厂	116,600.00	设备款	
平朔双安皮带机运输公司	179,304.51	代垫费用	
朔州平宇化工有限公司	749,775.84	代垫费用	
闫治明	199,426.84	借款	
李晋世	63,000.00	借款	
田志文	50,000.00	借款	
贾勇	49,275.00	借款	
贺宪平	44,317.17	借款	
刘付平	34,518.00	借款	

6　存货

项目	2003 年 12 月 31 日	2002 年 12 月 31 日	超过三年的存货
库存材料	6,614,466.10	1,521,926.50	0.00
库存商品	1,734,557.07	633,762.80	0.00
其他	1,083,620.81	0.00	0.00
合计	9,432,643.98	2,155,689.30	0.00

7　待摊费用

费用项目	2002 年 12 月 31 日	本期增加	本期摊销	2003 年 12 月 31 日
养路费	138,703.37	0.00	138,703.37	0.00
合计	138,703.37	0.00	138,703.37	0.00

8　长期投资

项目	2002 年 12 月 31 日	本期增加	本期减少	2003 年 12 月 31 日
长期股权投资	3,981,100.00	2,275000.00	0.00	6,256100.00
其中：对子公司的投资	3,981,100.00	2,275000.00	0.00	6,256100.00

合　计	3,981,100.00	2,275000.00	0.00	6,256100.00

（1）　长期股权投资

被投资单位名称	投资账面价值	股权比例%	核算方法	本年账面投资收益	经营状况	备注
朔州市奥腾新型墙体材料有限责任公司	490,000.00	49%	成本法	0.00	正在办理登记注册	
天津沃德耐特塑胶科技发展有限公司	1,991,100.00	35.28%	成本法	0.00	试生产	
朔州平朔吉隆商贸有限责任公司	1,500,000.00	30%	成本法	0.00	未正常营业	
朔州平朔驿通汽车服务有限公司	2,000,000.00	57.14%	成本法	0.00	正在办理相关手续	
朔州平宇化工有限责任公司	275,000.00	55%	成本法	0.00	未正常营业	
合　计	6,256,100.00	-	-	-	-	

说明：1、投资总额占净资产的比例为 47.59%。

2、对朔州平朔双安皮带机运输机有限公司原始投资额为 1,560,000.00 元，本期投资收益为 111,636.92 元，双安公司本期分红 94,891.38 元，分红后对双安公司投资账面价值为 1,576,745.54 元，合并报表时抵销双安长期投资 1,576,745.54 元。

9　固定资产及折旧

项目	2002 年 12 月 31 日	本期增加	本期减少	2003 年 12 月 31 日
一、按使用情况划分（原价）	8,786,348.82	26,692,980.30	0.00	35,479,329.12
1、在用固定资产	8,786,348.82	26,692,980.30	0.00	35,479,329.12
2、未使用固定资产	0.00	0.00	0.00	0.00
3、不需用固定资产	0.00	0.00	0.00	0.00
二、固定资产原价合计	8,786,348.82	26,692,980.30	0.00	35,479,329.12
其中：土地资产（清产核资估价入帐）	0.00	0.00	0.00	0.00
房屋、建筑物	195,336.36	19,697,095.00	0.00	19,892,431.36
机器设备	3,007,803.86	1,284,612.00	0.00	4,292,415.86
运输工具	3,380,451.60	4,885,002.43	0.00	8,265,454.03

其他设备	2,202,757.00	826,270.87	0.00	3,029,027.87
三、累计折旧合计	915,585.61	1,812,534.56	0.00	2,728,120.17
其中：房屋、建筑物	3,305.26	245,235.45	0.00	248,540.71
机器设备	131,779.73	434,356.25	0.00	566,135.98
运输工具	675,770.03	646,993.63	0.00	1,322,763.66
其他设备	104,730.59	485,948.73	0.00	590,679.32
四、固定资产净值合计	7,870,763.21	24,880,445.74	0.00	32,751,208.95
其中：房屋、建筑物	192,031.60	19,451,859.05	0.00	19,643,890.65
机器设备	2,876,023.63	850,255.75	0.00	3,726,279.38
运输工具	2,704,681.57	4,238,008.80	0.00	6,942,690.37
其他设备	2,098,026.41	340,322.14	0.00	2,438,348.55

说明：本期从在建工程转入 12,811,752.97 元。

10 在建工程

工程项目	2002年12月31日	本期增加	本期减少	2003年12月31日	工程进度（%）
工贸公司新建工程	7,499,537.74	2,058,263.43	9,557,801.17	0.00	100.00
汽修厂零星改造	75,828.55	0.00	75,828.55	0.00	100.00
洗煤厂办公楼工程	350,323.00	480,216.45	830,539.45	0.00	100.00
新技术研发中心		1,465,384.80	1,465,384.80	0.00	100.00
沃德耐特销售部	4,600.00	252,047.00	0.00	256,647.00	50.32%
汽贸中心	0.00	171,134.89	0.00	171,134.89	8.5%
输电工程	0.00	64,520.02	0.00	64,520.02	70%
材料库（储煤仓）	0.00	969,333.00	547,355.00	421,978.00	55%
运输公司清洗车间	0.00	123,214.00	123,214.00	0.00	100.00
其他零星工程	0.00	211,630.00	211,630.00	0.00	100.00
合计	7,930,289.29	5,795,743.59	12,811,752.97	914,279.91	–

11 短期借款

项目	2003年12月31日	借款年利率（%）	2002年12月31日
银行借款	7,000,000.00	5.31	4,000,000.00
其他借款	0.00	-	0.00
合计	7,000,000.00	-	4,000,000.00

说明：年末银行借款包括担保借款人民币 7,000,000 元（2002 年：人民币 4,000,000 元）。

12　应付账款

债权人名称	金额	备注
安太堡款	3,881,982.49	货款
朔城区西沙河煤矿	3,437,149.65	货款
平朔物资供应公司	1,414,174.07	货款
江苏耐尔特种材料制品有限公司	1,230,457.69	货款
朔城区刘家口集运站	922,378.01	货款
大同索祥实业有限责任公司	796,964.46	货款
朔州市上梨园煤矿	781,189.64	货款
江西福田实业公司	712,994.27	货款
朔州中宇建筑工程公司	579,801.21	工程款
镇江巨轮矿山设备有限公司	209,008.80	货款
其他	13,031,482.89	-
合　　计	26,997,583.18	-

13　预收账款

债权人名称	金额	备注
平朔公司	6,968.00	电脑租赁费
秦皇岛煤炭销售分公司	6,000.00	电脑租赁费
朔州鑫安煤炭加工有限公司	4.25	货款

合　计	12,972.25	-

14　应交税金

税项	2002年12月31日	2003年12月31日
增值税	650,073.27	1,620,076.66
消费税	0.00	0.00
营业税	27,049.57	46,329.57
城建税	-107,729.46	28,349.54
企业所得税	121,301.63	7,162.73
房产税	0.00	0.00
土地使用税	0.00	0.00
其他	42,477.33	169,280.35
合计	733,172.34	1,871,198.85

15　其他未交款

项目	2002年12月31日	2003年12月31日
教育费附加	-34,657.53	36,389.31
价格调控基金	6,580.53	12,611.53
合计	-28,077.00	49,000.84

16　其他应付款

单位名称/项目	金额	备注
平朔煤炭公司	3,906,109.82	往来款
多开公司	412,500.00	工程款
养老金	920,052.50	欠交养老
煤炭能源基金	4,568,727.01	欠交能源基金
平朔吉隆商贸有限公司	2,000,000.00	暂借款
朔州市路新经贸有限责任公司	559,915.00	暂收款

刘家口洗煤厂筹备处	346,298.00	欠付租赁费
大同市五金交电公司	444,600.00	暂收款
贾小林	300,000.00	暂收款
国营西安骊山汽车制造厂	228,700.00	暂收款
其他	1,956,856.46	-
合　　计	15,643,758.79	

17　预提费用

类别	2003年12月31日	2002年12月31日
设备租赁费	36,100.00	36,100.00
合　　计	36,100.00	36,100.00

18　实收资本

投资者	2002年12月31日	本年增加	本年减少	2003年12月31日
国家资本金	0.00	0.00	0.00	0.00
法人资本金	0.00	8,304,927.50	0.00	8,304,927.50
其中：平朔煤炭工业公司	0.00	8,304,927.50	0.00	8,304,927.50
平朔公司职工合股基金会	3,503,000.00	630,000.00	0.00	4,133,000.00
合　　计	3,503,000.00	8,934,927.50	0.00	12,437,927.50

实收资本中法人资本情况如下：

持有人	比例	金额	注册资本	企业性质
平朔煤炭工业公司	66.77%	8,304,927.50	197,685,000.00	国有经济
合　　计	66.77%	8,304,927.50	197,685,000.00	-

说明：2003年2月平朔煤炭工业公司收购了平朔多种经营开发公司持有本公司的股份，并追加了对本公司的投资。增资后本公司注册资本总额变更为1,243.79万元，其中平朔煤炭工业公司持股66.77%，平朔职工合股基金会持股33.23%。

19　资本公积

项　　目	2002年12月31日	本年增加	本年减少	2003年12月31日
资产评估增值准备	0.00	60,728.02	0.00	60,728.02
合　　计	0.00	60,728.02	0.00	60,728.02

20　盈余公积

项　　目	2002年12月31日	本期增加	本期减少	2003年12月31日
法定盈余公积	341,088.33	107,585.77	0.00	448,674.10
公益金	227,392.22	53,792.89	0.00	281,185.11
合　　计	568,480.55	161,378.66	0.00	729,859.21

21　未分配利润

	金额
2002.12.31	1,146,304.44
本期增加	964,220.77
①本年净利润	964,220.77
②	0.00
本期减少	2,110,525.21
③提取法定盈余公积	107,585.77
④提取公益金	53,792.89
⑤提取任意盈余公积	0.00
⑥分配利润	1,949,146.55
2003.12.31	0.00

22　主营业务收入

项目	2003年度	2002年度
销售商品的收入	76,133,162.99	50,201,129.10
提供劳务的收入	11,007,432.98	9,233,765.40
合计	87,140,595.97	59,434,894.50

23 主营业务成本

项目	2003 年度	2002 年度
销售商品的成本	58,951,477.06	40,110,959.76
提供劳务的成本	– 7,935,768.51	6,488,503.12
合计	66,887,245.57	46,599,462.88

24 营业费用

项目	2003 年度	2002 年度
订货会费	171,060.20	80,000.00
超硫费	-13,230.08	115,000.00
煤运管理	0.00	620,317.48
自备列费	0.00	190,635.87
化验费	77,829.35	28,703.16
过衡费	156,000.29	121,783.53
代理费	3,124,262.46	734,440.00
增补计划服务费	1,075,598.00	1,836,100.00
增补计划费	1,726,831.54	1,101,660.00
亏吨运费	7,489.08	59,326.50
办公费	13,318.00	1,242.00
折旧	0.00	84,010.08
差旅费	0.00	957.03
业务招待费	1,800.00	2,180.00
交通费	0.00	5,299.00
检车费	0.00	3,166.50
运输费	240,022.16	2,000.00
装卸费	280,928.50	0.00
工资	28,969.57	0.00

劳务费	2,300.40	0.00
福利费	2,893.74	0.00
职工教育经费	318.92	0.00
工会经费	404.53	0.00
失业保险费	352.00	0.00
养老金	4,123.27	0.00
住房公积金	1,026.00	0.00
折旧费	424,349.22	0.00
材料	8,182.42	0.00
回空费	619,101.96	0.00
地铁费	459,219.53	0.00
煤运管理服务费	716,533.87	0.00
自备列费	77,356.17	0.00
其他	2,331.40	480,978.91
合计	9,209,372.50	5,467,800.06

25　管理费用

项目	2003 年度	2002 年度
工资	1,906,789.52	1,150,182.90
福利费	130,846.45	77,316.33
劳动保险费	73,335.34	0
失业保险费	32,864.61	8,070.13
工会经费	18,711.76	11,043.63
职工教育经费	14,018.90	8,283.95
住房公积金	37,384.00	1,423.50
折旧费	115,788.84	6,457.05
修理费	10,310.00	21,909.00

交通运输费	494,706.25	235,415.34
养老金	349,425.07	34,977.06
劳务费	75,026.07	69,127.22
长期待摊费用摊销	0.00	0.00
低值易耗品摊销	81,336.24	136,345.54
业务招待费	464,325.43	318,626.50
差旅费	181,622.37	152,294.64
办公费	162,102.00	97,948.05
水电费	7,013.42	2,532.20
广告费	125,548.82	338,488.50
会议费	0.00	0.00
税金	37,120.01	0.00
保险费	95,305.80	0.00
劳动保护费	41,164.34	26,672.00
审计费	0.00	0.00
其他	523,870.45	662,362.93
合计	4,978,615.69	3,359,476.47

26　财务费用

项目	2003 年度	2002 年度
利息支出	286,285.00	84,960.00
减：利息收入	17,998.90	20,334.09
银行手续费	5,834.02	3,171.60
合计	274,120.12	67,797.51

27　其他业务利润

项目	2003 年度	2002 年度
材料和包装物销售	0.00	0.00

提供劳务	10,718.00	187,195.97
租赁业务	206,320.00	0.00
其他	25,199.06	0.00
合计	242,237.06	187,195.97

28 营业外收入

项目	2003 年度	2002 年度
处置固定资产净收益	0.00	45,226.06
其他	118,341.71	0.00
合计	118,341.71	45,226.06

29 营业外支出

项目	2003 年度	2002 年度
处置固定资产净损失	0.00	0.00
罚款支出	0.00	32,000.00
捐赠支出	0.00	100,000.00
其他	3,643,418.76	0.00
合计	3,643,418.76	132,000.00

30 所得税

本年度的应纳税所得额为 1,759,562.94 元，利润总额为 1,647,926.00 元，纳税调整如下：

	2003 年度	2002 年度
利润总额	1,647,926.01	3,409,675.26
加：调增项目	111,636.93	672,264.95
减：调减项目	0.00	0.00
本年度的应纳税所得额	1,759,562.94	4,081,940.21
减：以前年度亏损	0.00	0.00

应纳税所得额	1,759,562.94	4,081,940.21
所得税率	33%	33%
应纳所得税额	580,655.77	1,347,040.27

八 关联方及其交易

存在控制关系的关联方

（1） 存在控制关系的关联方

企业名称	企业性质或类型	与本公司关系	注册地址	法定代表人	主营业务
平朔煤炭工业公司	国有经济	本公司之控股母公司	平朔生活区	王德志	煤炭开采
双安皮带机运输机有限公司	有限责任	本公司之投资子公司	平朔生活区	王继平	皮带运输系统的开发、生产
平朔驿通汽车服务有限公司	有限责任	本公司之投资子公司	未定	未定	汽车销售、及维修
朔州平宇化工有限责任公司	有限责任	本公司之投资子公司	平朔生活区	王继平	聚丙烯酰胺干粉等加工、销售

（2） 存在控制关系的关联方的注册资本及其变化

	注册资本			
企业名称	2002年12月31日	本期增加	本期减少	2003年12月31日
平朔煤炭工业公司	197,685,000.00	0.00	0.00	197,685,000.00
朔州平朔双安皮带机运输机有限公司	0.00	1,560,000.00	0.00	1,560,000.00
朔州平朔驿通汽车服务有限公司	0.00	2,000,000.00	0.00	2,000,000.00
朔州平宇化工有限责任公司	0.00	275,000.00	0.00	275,000.00

（3） 存在控制关系的关联方的所持股份及其变化

	持股金额		持股比例	
关联方名称	2002年12月31日	2003年12月31日	2002年12月31日	2003年12月31日
平朔煤炭工业公司	0.00	8,304,927.50	0.00	66.77%
朔州平朔双安皮带机运输机有限公司	0.00	1,560,000.00	0.00	52.00%

朔州平朔驿通汽车服务有限公司	0.00	2,000,000.00	0.00	57.14%
朔州平宇化工有限责任公司	0.00	275,000.00	0.00	55.00%

不存在控制关系的关联方（仅列存在关联交易之关联方）

关联企业名称	与公司关系	持股比例
平朔第一煤炭有限公司	同受本公司之母公司控制	无
平朔多种经营开发公司	同受本公司之母公司控制	无
安太堡露天煤矿	同受本公司之母公司控制	无
安家岭露天煤矿有限公司	同受本公司之母公司控制	无
平朔房地产开发有限公司	同受本公司之母公司控制	无
朔州市平鲁区平安化肥有限责任公司	本公司之投资子公司	30.32%

关联方交易

（1） 销售货物

	2003 年度			2002 年度	
关联方名称	交易金额	所占比例	计价标准	交易金额	所占比例
安太堡矿	11,256,162.09	15%	一般交易价格	11,172,961.18	22%
安家岭矿	4,204,670.77	6%	一般交易价格	494,260.64	1%
平朔公司	59,172,330.13	78%	一般交易价格	38,533,907.28	73%
合计	74,633,162.99	98%	-	50,201,129.10	96%

（2） 采购货物

	2003 年度			2002 年度	
关联方名称	交易金额	所占比例	计价标准	交易金额	所占比例
安太堡矿	3,871,698.49	14.75%	一般交易价格	0.00	-
多开公司	95,235.00	0.36%	一般交易价格	13,269.20	0.11%
平朔公司	1,169,031.06	4.46%	一般交易价格	1,343,480.14	11.21%
合计	5,135,964.55	19.57%	-	1,356,749.34	11.32%

（3） 提供劳务

关联方名称	2003 年度		2002 年度	
	金额	比例	金额	比例
安太堡矿	6,863,347.35	62.35%	2,329,866.15	25.23%
安家岭矿	2,343,059.56	21.29%	968,000.00	10.48%
多开公司	159,803.36	1.45%	182,562.89	1.98%
平朔公司	1,278,840.74	11.62%	909,609.78	9.85%
房地产公司	19,719.96	0.18%	0.00	-
合计	10,664,770.97	96.89%	4,390,038.82	47.54%

（4）关联方应收余额

项目	关联方名称	2003 年度			2002 年度		
		金额	比例	账龄	金额	比例	账龄
应收账款	平朔煤炭工业公司	1,882,764.44	20.50%	1 年以下	590,528.05	8.71%	1 年以下
	安家岭露天煤矿	833,384.57	9.08%	1 年以下	387,495.06	5.71%	1 年以下
	平朔房地产开发公司	92,251.68	1.00%	1 年以下	23,802.09	0.35%	1 年以下
	平朔多种经营开发公司	82,588.69	0.90%	1 年以下	179,316.64	2.64%	1 年以下
	安太堡露天煤矿	3,933,976.50	42.84%	1 年以下	5,619,664.59	83.00%	1 年以下
其他应收款	平朔煤炭工业公司	69,758.10	3.48%	1 年以下	0.00	-	-

（5）关联方应付余额

项目	关联公司名称	2003 年度	2002 年度
应付账款	平朔煤炭工业公司	3,273,588.70	631,624.64
	平朔多种经营开发公司	337,169.53	18,275.13
	安太堡露天煤矿	3,871,698.49	0.00
预收账款	平朔煤炭工业公司	12,972.25	0.00
其他应付款	平朔煤炭工业公司	6,219,624.46	512,669.58
	平朔多种经营开发公司	488,043.00	0.00

应付利润	平朔煤炭工业公司	337,656.55	0.00

九　其他需要说明的重要事项

本公司无其他需要说明的重要事项。

朔州平朔实业发展有限责任公司

2004 年 2 月 26 日

企业法人营业执照

（副　本）

注册号 1100002443591（1—1）

名　　称 北京中天恒会计师事务所有限责任公司

住　　所 北京市海淀区中关村南大街11号光大国信大厦2115-2117室

法定代表人 高雅青

注册资本 200万元

企业类型 有限责任公司



北京中天恒会计师事务所有限责任公司

经营范围 审计企业会计报表，出具审计报告；验证企业注册资本（金），出具验资报告；办理企业合并、分立、清算事项中的审计业务，出具有关的报告；法律、行政法规规定的其他审计业务；基本建设施工预决（结）算审计验证；会计业务咨询服务；销售与会计业务相关的账册、文表、用具；从事资产评估业务；建筑工程造价咨询；工程招标代理；法律、法规禁止的，不得经营；应经审批的，未获审批前不得经营；法律、法规未规定审批的，企业自主选择经营项目，开展经营活动。（法律、法规规定需要专项审批的，取得审批前，不得开展经营活动）＊＊＊

营业期限 自1999年08月25日至 2039年08月24日

成立日期 1995年10月11日

说　　明

1.《企业法人营业执照》是企业取得企业法人资格和合法经营的凭证。

2.《企业法人营业执照》分正本和副本，正本和副本具有同等法律效力，营业执照正本应放在企业法人住所醒目的位置。企业法人可根据业务需要，向登记机关申请领取若干副本。

3.营业执照不得伪造、涂改、出租、出借、转让。除登记机关外，其他任何单位和个人均不得扣留、收缴和吊销。

4.企业法人应在核准登记的经营范围内从事经营活动。

5.企业法人登记注册事项发生变化时，应向原登记机关申请变更登记。

6.每年一月一日至四月三十日，登记机关对企业法人进行年度检验。

7.企业注销登记时，应交回营业执照正、副本，营业执照被登记机关吊销，即自行失效。

企　业　法　人　年　检　情　况



登记机关



北京市工商行政管理局

2003年 月30日

2003?

中冶集团公司档案章
分类 I0301
卷号 2003-028
存址 B106

审 计 报 告

（山西平朔房地产开发有限公司）

目 录

一、审计报告

二、附送

1、资产负债表

2、利润及利润分配表

3、现金流量表

4、会计报表附注

中天恒会计师事务所

地址：北京中关村南大街17号　　邮编：100081

韦伯时代大厦C座2306室

电话：（010）6848 6952　　传真：（010）6848 6952

电子邮箱：office@zhongtianheng.com.cn

审 计 报 告

中天恒审字[2004]1154-8号

山西平朔房地产开发有限公司董事会:

我们审计了后附的山西平朔房地产开发有限公司(以下简称房地产公司)2003年12月31日的资产负债表以及2003年度的利润及利润分配表和现金流量表。这些会计报表的编制是房地产公司管理当局的责任，我们的责任是在实施审计工作的基础上对这些会计报表发表意见。

我们按照中国注册会计师独立审计准则计划和实施审计工作，以合理确信会计报表是否不存在重大错报。审计工作包括在抽查的基础上检查支持会计报表金额和披露的证据，评价管理当局在编制会计报表时采用的会计政策和作出的重大会计估计，以及评价会计报表的整体反映。我们相信，我们的审计工作为发表意见提供了合理的基础。

我们认为，上述会计报表符合国家颁布的企业会计准则和《房地产开发企业会计制度》的规定，在所有重大方面公允反映了房地产公司2003年12月31日的财务状况以及2003年度的经营成果和现金流量。

附件:

一、资产负债表
二、利润表及利润分配表
三、现金流量表
四、会计报表附注

北京中天恒会计师事务所有限责任公司
地址: 北京市海淀区中关村南大街17号
韦伯时代大厦C座2306室
电话: (010) 68486952
邮编: 100081

中国注册会计师:

中国注册会计师:

2004年02月26日

附送1

资产负债表

2003年12月31日

单位名称：山西平朔房地产开发有限公司

金额单位：元

资产	行号	年初数	期末数	负债及所有者权益	行号	年初数	期末数
流动资产：	1			流动负债：	38		
货币资金	2		7,718,659.32	短期借款	39		
短期投资	3			应付票据	40		
应收票据	4		-	应付账款	41		
应收账款	5			预收账款	42		25,614,215.85
减：坏帐准备	6			其他应付款	43		17,559,927.72
应收账款净额	7	-	-	应付工资	44		19,711.00
预付账款	8		3,550,000.00	应付福利费	45		
应收出口退税	9			未交税金	46		8,770.29
应收补贴款	10		-	未付利润	47		
其他应收款	11		19,180,726.42	其他未交款	48		47.87
存货	12		32,698,359.77	预提费用	49		
待转其他业务支出	13			一年内到期的长期负债	50		
待摊费用	14			其他流动负债	51		
待处理流动资产损益	15			流动负债合计	52	-	43,202,672.73
一年内到期的长期债券投资	16			长期负债：	53		
其他流动资产	17			长期借款	54		
流动资产合计	18	-	63,147,745.51	应付债券	55		
长期投资：	19			长期应付款	56		
长期投资	20			其他长期负债	57		
固定资产：	21			其中：住房周转金	58		
固定资产原价	22			专项应付款	59		
减：累计折旧	23			长期负债合计	60	-	-
固定资产净值	24	-	-	递延税款	61		
固定资产清理	25			递延税款贷项	62		
在建工程	26			负债合计	63	-	43,202,672.73
待处理固定资产净损失	27			少数股东权益：	64		
固定资产合计	28	-	-	所有者权益：	65		
无形及递延资产：	29			实收资本	66		20,000,000.00
无形资产	30			资本公积	67		
递延资产	31			其中：补充流动资本	68		
无形及递延资产合计	32	-	-	盈余公积	69		
其他长期资产：	33			其中：公益金	70		
其他长期资产	34			主管部门留存公积	71		
递延税项：	35			未分配利润	72		-54,927.22
递延税款借项	36			所有者权益合计	73	-	19,945,072.78
资产总计	37	-	63,147,745.51	负债及所有者权益总计	74	-	63,147,745.51

附送2

利润及利润分配表

单位名称：山西平朔房地产开发有限公司　　2003年度　　金额单位：元

项　目	行次	上年实际数	本年实际数	项　目	行次	上年实际数	本年实际数
一、主营业务收入	1			其中：处置固定资产净损失	33		
其中：出口产品（商品）销售收入	2			债务重组损失	34		
进口产品（商品）销售收入	3			罚款支出	35		
减：折扣与折让	4			捐赠支出	36		
二、主营业务收入净额	5			（二）其他支出	37		
减：（一）主营业务成本	6			其中：结转的含量工资包干结余	38		
其中：出口产品（商品）销售成	7			五、利润总额（亏损总额以"－"号填列）	39		-54,927.22
（二）主营业务税金及附加	8			减：所得税	40		
（三）经营费用	9			＊少数股东损益	41		
（四）其他	10			加：＊未确认的投资损失（以"+"号填列）	42		
加：（一）递延收益	11			六、净利润（净亏损以"－"号填列）	43		-54,927.22
（二）代购代销收入	12			加：（一）年初未分配利润	44		
（三）其他	13			（二）盈余公积补亏	45		
三、主营业务利润（亏损以"－"号填列）	14			（三）其他调整因素	46		
加：其他业务利润（亏损以"－"号填列）	15			七、可供分配的利润	47		-54,927.22
减：（一）营业费用	16			减：（一）提取法定盈余公积	48		
（二）管理费用	17		54,927.22	（二）提取法定公益金	49		
（三）财务费用	18			（三）提取职工奖励及福利基金	50		
（四）其他	19			（四）提取储备基金	51		
四、营业利润（亏损以"－"号填列）	20		-54,927.22	（五）提取企业发展基金	52		
加：（一）投资收益（损失以"－"号填列	21			（六）利润归还投资	53		
（二）期货收益	22			（七）补充流动资本	54		
（三）补贴收入	23			（八）单项留用的利润	55		
其中：补贴前亏损企业补贴收入	24			（九）其他	56		
（四）营业外收入	25			八、可供投资者分配的利润	57		-54,927.22
其中：处置固定资产净收益	26			减：（一）应付优先股股利	58		
非货币性交易收益	27			（二）提取任意盈余公积	59		
出售无形资产收益	28			（三）应付普通股股利（应付利润）	60		
罚款净收入	29			（四）转作资本（股本）的普通股股利	61		
（五）其他	30			（五）其他	62		
其中：用以前年度含量工资结余	31			九、未分配利润	63		-54,927.22
减：（一）营业外支出	32		1,667,704.52	其中：应由以后年度税前利润弥补的亏损（以"+	64		

现金流量表

2003年度

单位名称：山西平朔房地产开发有限公司

金额单位：元

项　目	行次	金　额	项　目	行次	金　额
一、经营活动产生的现金流量：	0		四、汇率变动对现金的影响	30	
销售商品、提供劳务收到的现金	1	25,614,215.85	五、现金及现金等价物净增加额	31	7,718,659.32
收到的税费返还	2				
收到的其他与经营活动有关的现金	3	19,812,591.61	补　充　资　料	0	
现金流入小计	4	45,426,807.46	1、将净利润调节为经营活动的现金流量：	0	
购买商品、接受劳务支付的现金	5		净利润	32	-54,927.22
支付给职工以及为职工支付的现金	6		加：　计提的资产减值准备	33	
支付的各项税费	7		固定资产折旧	34	
支付的其他与经营活动有关的现金	8	37,708,148.14	无形资产摊销	35	
现金流出小计	9	37,708,148.14	长期待摊费用摊销	36	
经营活动产生的现金流量净额	10	7,718,659.32	待摊费用减少（减：增加）	37	
二、投资活动产生的现金流量：	0		预提费用增加　（减：减少）	38	
收回投资所收到的现金	11		处置固定资产、无形资产和其他长期资产的损失（减：收益）	39	
取得投资收益所收到的现金	12		固定资产报废损失	40	
处置固定资产、无形资产和其他长期资产而收回的现金净额	13		财务费用	41	
收到的其他与投资活动有关的现金	14		投资损失（减：收益）	42	
现金流入小计	15		递延税款贷项（减：借项）	43	
购建固定资产、无形资产和其他长期资产所支付的现金	16		存货的减少（减：增加）	44	-32,698,359.77
投资所支付的现金	17		经营性应收项目的减少（减：增加）	45	-19,180,726.42
支付的其他与投资活动有关的现金	18		经营性应付项目的增加（减：减少）	46	17,559,927.72
现金流出小计	19		其他	47	42,092,745.01
投资活动产生的现金流量净额	20		经营活动产生的现金流量净额	48	7,718,659.32
三、筹资活动产生的现金流量：	0		2、不涉及现金收支的投资和筹资活动：	0	
吸收投资所收到的现金	21		债务转为资本	49	
借款所收到的现金	22		一年内到期的可转换公司债券	50	
收到的其他与筹资活动有关的资金	23		融资租入固定资产	51	
现金流入小计	24		3、现金及现金等价物净增加情况：	0	
偿还债务所支付的现金	25		现金的期末余额	52	7,718,659.32
分配股利或利润所支付的现金	26		减：现金的期初余额	53	
支付的其他与筹资活动有关的现金	27		加：现金等价物的期末余额	54	
现金流出小计	28		减：现金等价物的期初余额	55	
筹资活动产生的现金流量净额	29		现金及现金等价物净增加额	56	7,718,659.32

山西平朔房地产开发有限公司
会计报表附注

2003年度

一　公司的基本情况

山西平朔房地产开发有限公司（以下简称本公司）成立于2002年，现隶属于平朔煤炭工业公司。本公司2002年1月15日取得山西省工商行政管理局核发的1400001009587（2-1）号企业法人营业执照，注册资本为2000万元，由平朔煤炭工业公司、平朔多种经营开发公司建筑公司、平朔房地产物业有限公司出资，各股东出资额及出资比例分别为：1800万元、90%；180万元、9%；20万元、1%。法定代表人：王志新，企业住所：朔州市振华东街。

本公司主要从事：房地产开发，物业管理。批发零售建材，日用百货。

本年度本公司并未自主从事房地产开发业务，主要是代行平朔煤炭工业公司房地产地产工程管理、振华南区安居工程收尾工作，12月31日将房地产工程管理及振华南区安居工程财务账及业务全部并入房地产开发公司。鉴于上述原因，本公司报表年初数已包含于平朔煤炭工业公司会计报表，故本期会计报表并未列示期初数。

二　不符合会计核算前提的说明

本公司无不符合会计核算前提的情况。

三　重要会计政策和会计估计的说明

1　会计制度

本公司执行《企业会计准则》和《房地产开发企业会计制度》及其补充规定。

2　会计年度

本公司会计年度为公历1月1日至12月31日。

3　记账本位币

本公司以人民币为记账本位币。

4 记账原则和计价基础

本公司会计核算采用权责发生制原则进行核算，计价以历史成本为计价基础。

5 外币折算

本公司外币业务按业务发生当日中国人民银行公布的市场汇价折算为人民币记账，资产负债表日的外币货币性资产和负债按该日中国人民银行公布的市场汇价进行调整，外币汇兑损益除与工程建造有关的计入在建工程之外，其余均计入当期的财务费用。

6 现金等价物

本公司现金等价物是指企业持有的期限短（一般是指从购买日起三个月内到期）、流动性强、易于转换为已知金额现金、价值变动风险很小的投资。

7 短期投资核算方法

短期投资计价方法：短期投资在取得时按投资成本计量，其中，以现金购入的短期投资，按实际支付的全部价款扣除尚未领取的现金股利或债券利息作为投资成本。

短期投资收益确认方法：短期投资持有期间所收到的股利、利息等收益，不确认为投资收益，作为冲减投资成本处理。出售短期投资所获得的价款，减去短期投资账面价值以及尚未收到的已计入应收项目的股利、利息等后的余额，作为投资收益或损失，计入当期损益。

8 应收款项坏账准备核算方法

坏账的确认标准：债务单位撤销、破产、资不抵债、现金流量严重不足、发生严重自然灾害等导致停产而在可预见的时间内无法偿付债务等；债务单位逾期未履行偿债义务超过 3 年；其他确凿证据表明确实无法收回或收回的可能性不大。

坏账损失的核算方法：坏账核算采用备抵法，坏账准备按年末应收账款余额的 0.5%计提。

9 存货

本公司存货主要包括库存商品、库存材料、产成品、在产品、自制半成品、在途商品和低值易耗品等。

存货购进采用实际成本计价，发出分别采用加权平均法核算。 存货的成本由买价加运费、装卸费、保险费等构成。低值易耗品采用一次摊销法核算成本。

10 长期投资

本公司长期投资包括股权投资和一年以上的有价证券投资（即债券、股票等)。长期投资的成本按投资时实际支付的价款或确定的价值入账。

长期股权投资：

投资额占被投资单位有表决权资本总额 20%以下或虽占该单位有表决权资本总额 20%或以上，但不具有重大影响的采用成本法核算；投资额占被投资单位有表决权资本总额的 20%至 50%，或虽投资不足 20%但有重大影响的，中期期末或年度终了，按分享（或分担）的被投资单位当年实现的净利润（或净亏损）确认投资收益(或投资额占被投资单位有表决权资本总额 50%以下或虽占该单位有表决权资本总额 50%或以上，但不具有重大影响的采用成本法核算)；投资额占被投资单位有表决权资本总额 50%以上以及投资额虽占该单位有表决权资本总额不足 50%，但本公司实质上对其拥有控制权的，采用权益法核算并合并会计报表。

11 固定资产及折旧

固定资产指使用期限超过一年的房屋、建筑物、机器、机械、运输工具和其他与经营有关的设备、器具等。不属于生产、经营主要设备的物品、单位价值在 2000 元以上，并且使用年限超过 2 年的，也作为固定资产。

本公司外购或自建的固定资产以实际成本入账。 固定资产折旧自其投入使用之次月起，按照预计使用年限采用直线法计算，并按固定资产类别，预计使用年限和预计残值确定折旧率。固定资产预计残值为资产原值的 3%，预计使用年限一般为：

	使用年限	年折旧率
房屋及建筑物	30 年	3.2%
机器设备	10 至 15 年	6.5%-9.7%
运输设备	8 至 15 年	6.5%-12.1%
其他设备	8 至 15 年	6.5%-12.1%

融资租入固定资产的计价方法：按租赁开始日租赁资产的原账面价值与最低租赁付款额的现值两者中较低者，作为入账价值。

12 在建工程

在建工程的计价：按实际发生的支出确定工程成本。自营工程按直接材料、直接工资、直接施工费等计量；出包工程按应支付的工程价款等计量；设备安装工程按所安装设备的价值、安装费用、工程试运转等所发生的支出等确定工程成本。

在建工程结转固定资产的时点：本公司建造的固定资产在达到预定可使用状态之日起，根据工程预算、造价或工程实际成本等，按估计的价值结转固定资产，次月起开始计提折旧。待办理了竣工决算手续后再作调整。

13 无形资产

本公司土地使用权以支付的土地出让金入账，按土地使用期限平均摊销。

其他无形资产按形成或取得时的实际成本入账。按合同期限或法律规定有效年限平均摊销，若无合同和法律规定则按不超过 10 年的年限平均摊销。

14 长期待摊费用

本公司以实际成本入账。开办费从开始生产经营的当月起，按不超过 5 年的期限平均摊销。其他递延支出按受益期限或不少于 10 年的期限平均摊销。

15 收入确认原则

本公司商品销售的收入以企业已将商品所有权上的主要风险和报酬转移给购货方；企业既没有保留通常与所有权相联系的继续管理权，也没有对已售出的商品实施控制；与企业相关的经济利益能够流入企业；相关的收入和成本能够可靠地计量，即作为收入的实现。

提供劳务的开始和完成分属不同的会计年度，按完工百分比法确认为营业收入。

利息和使用费收入在与交易相关的经济利益能够流入企业，收入的金额能够可靠地计量，即作为收入的实现。

劳务收入：在劳务已提供或技术成果已交付，同时收讫价款或取得收取价款凭证时，确认收入的实现。

16 利润分配

本公司按《公司法》及其他有关规定进行利润分配，缴纳所得税后的利润，除国家另有规定者外，按照下列顺序分配：

被没收的财物损失，支付各项税收的滞纳金和罚款。

弥补企业以前年度亏损。

提取法定盈余公积金。法定盈余公积金按照税后利润扣除前两项后的10%提取，盈余公积金已达注册资金50%时可不再提取。

提取公益金。

向投资者分配利润。公司以前年度未分配的利润，可以并入本年度向投资者分配。

四　主要税项

税　项	适用税率
营业税	5%
城建税	7%
教育费附加	3%
所得税	33%

营业税

本公司的房地产开发收入适用营业税，税率为业务收入的5%。

城市维护建设税和教育费附加

本公司按照应交增值税和营业税的7%计算缴纳城市维护建设税；按照应交增值税和营业税的3%缴纳教育费附加。

所得税

本公司采用应付税款法。收入总额减除成本、费用以及损失后的余额为应纳税所得额。本公司企业及地方所得税是按照本年度应纳税所得额依税率33%(上年度：33%)计算。

本公司独立交纳企业所得税，不享受所得税税收优惠政策。

个人所得税

本公司职工的个人所得税由个人承担，公司代扣代缴。

五 职工福利及社会保险

根据国家及朔州市劳动管理规定，本公司按职工工资总额的一定比例计提职工福利费和社会保险基金等。该等基金余额作为应付福利费或其他应付款反映在资产负债表上，计提比例如下：

职工福利费	14%
职工教育经费	1.5%
工会经费	2%
养老保险基金	20%

六 会计报表主要项目注释

1 货币资金

项目	2003年12月31日	2002年12月31日
现金	47.00	0.00
银行存款	7,718612.32	0.00
其他货币资金		
合计	7,718,659.32	0.00

2 预付账款

预付账款账龄情况分析如下：

账龄	2003年12月31日		2002年12月31日	
	金额	比例(%)	金额	比例(%)
1年以内	3,550,000.00	100	0.00	-
合计	3,550,000.00	100	0.00	-

其中前2名欠款单位(只有2名)列示如下：

单位名称	金额	备注
多开建筑公司	3,450,000.00	备料款
朔州房地产综合开发公司	100,000.00	备料款

3 其他应收款

其他应收款账龄情况分析如下：

账龄	2003年12月31日 金额	比例(%)	坏账准备	2002年12月31日 金额	比例(%)	坏账准备
1年以内	774,078.42	4.04		0.00		
1～2年	18,406,648.00	95.96		0.00		
合计	19,180,726.42	100		0.00		

其中前10名欠款单位列示如下：

单位名称/项目	金额	款项性质	备注
平朔多开公司	14,500,000.00	借款	
安家岭矿	2,289,069.00	垫付工程款	
多开建筑公司	1,020,000.00	暂借款	
平朔实业公司	458,620.00	垫付工程款	
中国通信建设公司	200,000.00	暂借款	
太原巍龙装饰公司	200,000.00	暂借款	
李艳华	149,855.30	应收施工用电款	
崔建瑛	130,000.00	工程借款	
管理工程处	59,893.45	中小修欠款	
朔州市建总公司	59,633.10	暂借款	

4 存货

项目	2003年12月31日	2002年12月31日	超过三年的存货
库存材料	69,630.29	0.00	0.00
库存商品	4,152,595.72	0.00	0.00
开发成本	28,476,133.76	0.00	0.00
合计	32,698,359.77	0.00	0.00

5 预收账款

债权人名称	金额	备注
职工购房款	18,030,000.00	预交房款
个体户	5,807,705.00	预交房款
税务局	1,776,510.85	预交房款
合计	25,614,215.85	

6 应交税金

税项	2002年12月31日	2003年12月31日
增值税	0.00	0.00
消费税	0.00	0.00
营业税	0.00	1063.75
城建税	0.00	74.46
企业所得税	0.00	0.00
房产税	0.00	0.00
土地使用税	0.00	0.00
其他	0.00	7,632.08
合计	0.00	8,770.29

7 其他未交款

项目	2002年12月31日	2003年12月31日
教育费附加	0.00	31.91
价格调控基金	0.00	15.96
合计	0.00	47.87

8 其他应付款

单位名称/项目	金额	备注

平朔公司财务处	10,037,374.68	往来借款
平朔多开建筑公司	4,436,723.53	工程质保金
平朔公司房改办	1,513,420.23	往来款
维修队	265,145.03	中小修款
北区投标保证金	150,000.00	保证金
河南长垣	131,702.25	未结算工程款
职工住宅	99,343.00	职工旧房款
山西中江电器成套设备有限公司	83,116.43	材料款
山西荣达消防工程公司	75,932.56	未结算工程款
太原北科电子有限公司	54,144.00	材料款
其他	713,026.01	-
合计	17,559,927.72	-

9 实收资本

投资者	2002年12月31日	本年增加	本年减少	2003年12月31日
国家资本金	0.00	0.00	0.00	0.00
法人资本金	20,000,000.00	20,000,000.00	0.00	20,000,000.00
其中：平朔煤炭公司	20,000,000.00	20,000,000.00	0.00	20,000,000.00
合计	20,000,000.00	20,000,000.00	0.00	20,000,000.00

实收资本中法人资本情况如下：

持有人	比例	金额	注册资本	企业性质
平朔煤炭公司	100%	20,000,000.00	197,685,000.00	国有经济
合计	100%	20,000,000.00	-	-

说明：本公司系由平朔煤炭工业公司、平朔多种经营开发公司建筑公司、平朔房地产物业有限公司出资，实际上截止目前，全部资本均由平朔煤炭工业公司一家出资。

10 未分配利润

	金额
2002.12.31	0.00
本期增加	0.00
①本年净利润	-54927.22
②	0.00
本期减少	0.00
③提取法定盈余公积	0.00
④提取公益金	0.00
⑤提取任意盈余公积	0.00
⑥分配利润	0.00
2003.12.31	-54927.22

11 管理费用

项目	2003 年度	2002 年度
修理费	9,818.00	0.00
业务招待费	18,147.00	0.00
差旅费	5,602.00	0.00
办公费	6,418.10	0.00
运输费	14,942.12	0.00
合计	54,927.22	0.00

七 关联方及其交易

存在控制关系的关联方

（1） 存在控制关系的关联方

企业名称	企业性质或类型	与本公司关系	注册地址	法定代表人	主营业务

平朔煤炭工业公司	国有经济	本公司之控股母公司	平朔生活区	王继志	煤炭开采

（2）存在控制关系的关联方的注册资本及其变化

企业名称	注册资本			
	2002年12月31日	本期增加	本期减少	2003年12月31日
平朔煤炭工业公司	197,685,000.00	0.00	0.00	197,685,000.00

（3）存在控制关系的关联方的所持股份及其变化

关联方名称	持股金额		持股比例	
	2002年12月31日	2003年12月31日	2002年12月31日	2003年12月31日
平朔煤炭工业公司	20,000,000.00	20,000,000.00	100%	100%

不存在控制关系的关联方

关联企业名称	与公司关系	持股比例
平朔实业发展有限责任公司	同受本公司之母公司控制	无
平朔多种经营开发公司	同受本公司之母公司控制	无
安家岭露天煤炭有限公司	同受本公司之母公司控制	无

关联方交易

（1）关联方应收余额

项目	关联方名称	2003年度			2002年度		
		金　额	比例	账龄	金额	比例	账龄
其他应收款	平朔煤炭工业公司	3,632.80	0.02%	1年以下	-	-	-
	安家岭矿	2,289,069.00	11.93%	1~2年	-	-	-
	平朔实业公司	458,620.00	2.39%	1年以下	-	-	-
	平朔多种经营开发公司	14,500,000.00	75.60%	1~2年	-	-	-

八、其他需要说明的重要事项

本公司无其他需要说明的重要事项。

山西平朔房地产开发有限公司

2004年2月26日

企业法人营业执照

（副　本）

注册号 1100002443591（1—1）

名　　称 北京中天恒会计师事务所有限责任公司

住　　所 北京市海淀区中关村南大街11号光大国信大厦2115-2117室

法定代表人 高雅青

注册资本 200万元

企业类型 有限责任公司



北京中天恒会计师事务所有限责任公司

经营范围 审计企业会计报表，出具审计报告；验证企业注册资本（金），出具验资报告；办理企业合并、分立、清算事项中的审计业务，出具有关的报告；法律、行政法规规定的其他审计业务；基本建设施工预决（结）算审计验证；会计业务咨询服务；销售与会计业务相关的账册、文表、用具；从事资产评估业务；建筑工程造价咨询；工程招标代理；法律、法规禁止的，不得经营；应经审批的，未获审批前不得经营；法律、法规未规定审批的，企业自主选择经营项目，开展经营活动。（法律、法规规定需要专项审批的，取得审批前，不得开展经营活动）＊＊＊

营业期限 自1999年08月25日至 2039年08月24日

成立日期 1995年10月11日

说　明

1.《企业法人营业执照》是企业取得企业法人资格和合法经营的凭证。[illegible]

2.《企业法人营业执照》分正本和副本，正本和副本具有同等法律效力。营业执照正本应放在企业法人住所醒目的位置。企业法人可根据业务需要，向登记机关申请领取若干副本。

3.营业执照不得伪造、涂改、出租、出借、转让。除登记机关外，其他任何单位和个人均不得扣押、收缴和吊销。

4.企业法人应在核准登记的经营范围内从事经营活动。

5.企业法人登记注册事项发生变化时，应向原登记机关申请变更登记。

6.每年一月一日至四月三十日，登记机关对企业法人进行年度检验。

7.企业注销登记时，应交回营业执照正、副本。营业执照被登记机关吊销，即自行失效。

企　业　法　人　年　检　情　况

[illegible]			

登记机关

北京市工商行政管理局

2003年　月30日

中磊会计师事务所
地址（Add）：北京西城区西单商业区中水大楼 218
电话（Tel）：（086—010）88067052 88067056 88067058
传真（Fax）：（086—010）88067057 邮编（Post）：100032
网址：www.zlcpa.com.cn 邮箱（E-mail）：zl-cpa@263.net

ZHONG LEI CERTIFIED PUBLIC ACCOUNTANTS
Add: Room 218 Zhong shui Building Xidan Xicheng District Beijing CHINA

中磊审字[2006]0129号

审 计 报 告

煤炭工业部邯郸设计研究院中兴机械厂：

我们接受委托，审计了后附的煤炭工业部邯郸设计研究院中兴机械厂（以下简称"贵厂"）2005年12月31日的资产负债表、2005年度的利润及利润分配表和2005年度的现金流量表。这些会计报表的编制是贵厂管理当局的责任，我们的责任是在实施审计工作的基础上对这些会计报表发表意见。

我们按照中国注册会计师独立审计准则计划和实施审计工作，以合理确信会计报表是否不存在重大错报。审计工作包括在抽查的基础上检查支持会计报表金额和披露的证据，评价管理当局在编制会计报表时采用的会计政策和作出的重大会计估计，以及评价会计报表的整体反映。我们相信，我们的审计工作为发表意见提供了合理的基础。

我们认为，上述会计报表符合国家颁布的企业会计准则和《企业会计制度》的规定，在所有重大方面公允反映了贵厂2005年12月31日的财务状况以及2005年度的经营成果和现金流量。



中磊会计师事务所有限责任公司

中国·北京



中国注册会计师：

中国注册会计师：

二〇〇六年二月二十八日

MAY. 05 2005 0:34 P. 1

中磊会计师事务所
地址（Add）：北京西城区西单... 218 ...
电话（Tel）：（086－010）88067052　88067056　88067058
传真（Fax）：（086－010）88067057　邮编（Post）：100031
网址：www.zlcpa.com.cn　邮箱（E-mail）：...

ZHONG LEI CERTIFIED PUBLIC ACCOUNTANTS

Add: Room 218 Zhong ... Building Xidan Xicheng District Beijing CHINA

中磊审字[2006]0126 号

审 计 报 告

煤炭工业部邯郸设计研究院中原建设监理咨询公司：

我们接受委托，审计了后附的煤炭工业部邯郸设计研究院中原建设监理咨询公司（以下简称"贵公司"）2005 年 12 月 31 日的资产负债表、2005 年度的利润及利润分配表和 2005 年度的现金流量表。这些会计报表的编制是贵公司管理当局的责任，我们的责任是在实施审计工作的基础上对这些会计报表发表意见。

我们按照中国注册会计师独立审计准则计划和实施审计工作，以合理确信会计报表是否不存在重大错报。审计工作包括在抽查的基础上检查支持会计报表金额和披露的证据，评价管理当局在编制会计报表时采用的会计政策和作出的重大会计估计，以及评价会计报表的整体反映。我们相信，我们的审计工作为发表意见提供了合理的基础。

我们认为，上述会计报表符合国家颁布的企业会计准则和《企业会计制度》的规定，在所有重大方面公允反映了贵公司 2005 年 12 月 31 日的财务状况以及 2005 年度的经营成果和现金流量。



中磊会计师事务所有限责任公司

中国·北京



中国注册会计师：

中国注册会计师：

二○○六年二月十八日



中磊会计师事务所
地址（Add）：北京西城区西单商业区中水大厦 218 室
电话（Tel）：（086—010）88067052　88067056　88067058
传真（Fax）：（086—010）88067057　邮编（Post）：100032
网址：www.zlcpa.com.cn　邮箱（E-mail）：zl-cpa@263.net

ZHONG LEI CERTIFIED PUBLIC ACCOUNTANTS
Add: Room 218 Zhong shui Building Xidan Xicheng District Beijing CHINA

中磊审字[2006]0125 号

审　计　报　告

煤炭工业邯郸设计院信华技术开发公司：

我们接受委托，审计了后附的煤炭工业邯郸设计院信华技术开发公司（以下简称“贵公司”）2005 年 12 月 31 日的资产负债表、2005 年度的利润及利润分配表和 2005 年度的现金流量表。这些会计报表的编制是贵公司管理当局的责任，我们的责任是在实施审计工作的基础上对这些会计报表发表意见。

我们按照中国注册会计师独立审计准则计划和实施审计工作，以合理确信会计报表是否不存在重大错报。审计工作包括在抽查的基础上检查支持会计报表金额和披露的证据，评价管理当局在编制会计报表时采用的会计政策和作出的重大会计估计，以及评价会计报表的整体反映。我们相信，我们的审计工作为发表意见提供了合理的基础。

我们认为，上述会计报表符合国家颁布的企业会计准则和《企业会计制度》的规定，在所有重大方面公允反映了贵公司 2005 年 12 月 31 日的财务状况以及 2005 年度的经营成果和现金流量。



中磊会计师事务所有限责任公司



中国注册会计师：

中国注册会计师：

二○○六年二月二十八日

MAY. 05 2005 0:17 P. 2

中磊会计师事务所
地址（Add）：北京市西城区西单商业区中水大厦218号
电话（Tel）：（086—010）88067052　88067056　88067058
传真（Fax）：（086—010）88067057　邮编（Post）：100032
网址：www.zlcpa.com.cn　邮箱（E-mail）：zlcpa@263.net

ZHONG LEI CERTIFIED PUBLIC ACCOUNTANTS
Add: Room 218 Zhong shui Building Xidan Xicheng District Beijing CHINA

中磊审字[2006]0124号

审计报告

邯郸设计研究院岩土工程技术开发公司：

我们接受委托，审计了后附的邯郸设计研究院岩土工程技术开发公司（以下简称"贵公司"）2005年12月31日的资产负债表、2005年度的利润及利润分配表和2005年度的现金流量表。这些会计报表的编制是贵公司管理当局的责任，我们的责任是在实施审计工作的基础上对这些会计报表发表意见。

我们按照中国注册会计师独立审计准则计划和实施审计工作，以合理确信会计报表是否不存在重大错报。审计工作包括在抽查的基础上检查支持会计报表金额和披露的证据，评价管理当局在编制会计报表时采用的会计政策和作出的重大会计估计，以及评价会计报表的整体反映。我们相信，我们的审计工作为发表意见提供了合理的基础。

我们认为，上述会计报表符合国家颁布的企业会计准则和《企业会计制度》的规定，在所有重大方面公允反映了贵公司2005年12月31日的财务状况以及2005年度的经营成果和现金流量。



中磊会计师事务所有限责任公司

中国·北京

中国注册会计师：

中国注册会计师：

二〇〇六年二月二十八日

MAY. 05 2005 0:17 P. 3

山 西 天 元 会 计 师 事 务 所

SHANXI TIANYUAN CERTIFIED PUBLIC ACCOUNTAS

地址：水西门街67号山西省国税大楼21层　　邮编：030002
电话：2387593　2387601　　Add：No.67 shuixi men St. Taiyuan China

审 计 报 告

晋天元审[2005]0214号

邯郸煤炭设计研究院岩土工程技术开发公司董事会：

我们审计了后附的邯郸煤炭设计研究院岩土工程技术开发公司2004年12月31日的资产负债表以及2004年度的利润及利润分配表和现金流量表。这些会计报表的编制是邯郸煤炭设计研究院岩土工程技术开发公司管理当局的责任，我们的责任是在实施审计工作的基础上对这些会计报表发表意见。

我们按照中国注册会计师独立审计准则计划和实施审计工作，以合理确信会计报表是否不存在重大错报。审计工作包括在抽查的基础上检查支持会计报表金额和披露的证据，评价管理当局在编制会计报表时采用的会计政策和做出的重大会计估计，以及评价会计报表的整体反映。我们相信，我们的审计工作为发表意见提供了合理的基础。

我们认为，上述会计报表符合国家颁布的企业会计准则和《企业会计制度》的规定，在所有重大方面公允反映了邯郸煤炭设计研究院岩土工程技术开发公司2004年12月31日的财务状况以及2004年度的经营成果和现金流量。

山西天元会计师事务所(有限公司)



中国·太原

中国注册会计师　中国注册会计师 李会民 编号：140100010021

中国注册会计师　中国注册会计师 杨瑞玲 编号：140100010015

二零零五年一月十六日

中磊会计师事务所

ZHONG LEI CERTIFIED PUBLIC ACCOUNTANTS

地址（Add）：北京西城区西直门南大街 ... 218室

电话（Tel）：（086-010）88067052

传真（Fax）：（086-010）88067057

网址：www.zlcpa.com.cn

Add: Room 218 Zhongshui Building Xidan Xicheng District Beijing CHINA

中磊审字[2006]0123号

审计报告

邯郸市中远工程质量检测有限公司：

我们接受委托，审计了后附的邯郸市中远工程质量检测有限公司（以下简称"贵公司"）2005年12月31日的资产负债表、2005年度的利润及利润分配表和2005年度的现金流量表。这些会计报表的编制是贵公司管理当局的责任，我们的责任是在实施审计工作的基础上对这些会计报表发表意见。

我们按照中国注册会计师独立审计准则计划和实施审计工作，以合理确信会计报表是否不存在重大错报。审计工作包括在抽查的基础上检查支持会计报表金额和披露的证据，评价管理当局在编制会计报表时采用的会计政策和作出的重大会计估计，以及评价会计报表的整体反映。我们相信，我们的审计工作为发表意见提供了合理的基础。

我们认为，上述会计报表符合国家颁布的企业会计准则和《企业会计制度》的规定，在所有重大方面公允反映了贵公司2005年12月31日的财务状况以及2005年度的经营成果和现金流量。



中磊会计师事务所有限责任公司

中国·北京

中国注册会计师：

中国注册会计师：

二〇〇六年二月二十[illegible]日

山西天元会计师事务所
SHANXI TIANYUAN CERTIFIED PUBLIC ACCOUNTAS
地址：水西门街67号山西省国税大楼[illegible]层　邮编：030002
电话：2387595　2307601　Add.: No.67 shuixiximen St. Taiyuan China

审计报告

晋天元审[2005]0212号

邯郸市中远工程质量检测有限公司董事会：

我们审计了后附的邯郸市中远工程质量检测有限公司2004年12月31日的资产负债表以及2004年度的利润及利润分配表和现金流量表。这些会计报表的编制是邯郸市中远工程质量检测有限公司管理当局的责任，我们的责任是在实施审计工作的基础上对这些会计报表发表意见。

我们按照中国注册会计师独立审计准则计划和实施审计工作，以合理确信会计报表是否不存在重大错报。审计工作包括在抽查的基础上检查支持会计报表金额和披露的证据，评价管理当局在编制会计报表时采用的会计政策和做出的重大会计估计，以及评价会计报表的整体反映。我们相信，我们的审计工作为发表意见提供了合理的基础。

我们认为，上述会计报表符合国家颁布的企业会计准则和《企业会计制度》的规定，在所有重大方面公允反映了邯郸市中远工程质量检测有限公司2004年12月31日的财务状况以及2004年度的经营成果和现金流量。


中国·太原

山西天元会计师事务所(有限公司)

中国注册会计师　中国注册会计师 李宪民 编号：140100010021

中国注册会计师　中国注册会计师 杨莉玲 编号：140100010015

二零零五年一月十六日

中磊会计师事务所
地址(Add): 北京西城区西中街……218室
电话(Tel): (086 010) 88067052 88067056 88067058
传真(Fax): (086 010) 88067057 邮编 100032
网址: www.zlcpa.com.cn 邮箱(E-mail): ……@263.net

ZHONG LEI CERTIFIED PUBLIC ACCOUNTANTS
Add: Room 218 Zhongshui Building Xidan Xicheng District Beijing CHINA

中磊审字[2006]0128号

审计报告

邯郸市国宁工程设计有限公司：

我们接受委托，审计了后附的邯郸市国宁工程设计有限公司（以下简称"贵公司"）2005年12月31日的资产负债表、2005年度的利润及利润分配表和2005年度的现金流量表。这些会计报表的编制是贵公司管理当局的责任，我们的责任是在实施审计工作的基础上对这些会计报表发表意见。

我们按照中国注册会计师独立审计准则计划和实施审计工作，以合理确信会计报表是否不存在重大错报。审计工作包括在抽查的基础上检查支持会计报表金额和披露的证据、评价管理当局在编制会计报表时采用的会计政策和作出的重大会计估计，以及评价会计报表的整体反映。我们相信，我们的审计工作为发表意见提供了合理的基础。

我们认为，上述会计报表符合国家颁布的企业会计准则和《企业会计制度》的规定，在所有重大方面公允反映了贵公司2005年12月31日的财务状况以及2005年度的经营成果和现金流量。



中磊会计师事务所有限责任公司

中国·北京

中国注册会计师：

中国注册会计师：

二〇〇六年二月二十

山 西 天 元 会 计 师 事 务 所

SHANXI TIANYUAN CERTIFIED PUBLIC ACCOUNTANTS

地址：水西门街67号山西省供销厂字21层　　邮编：030012

电话：2387595　2387601　　Add：No.67 Shuiximen St. Taiyuan China

审计报告

晋天元审[2005]0311号

邯郸市国宁工程设计咨询有限公司董事会：

我们审计了后附的邯郸市国宁工程设计咨询有限公司2004年12月31日的资产负债表以及2004年度的利润及利润分配和现金流量表。这些会计报表的编制是邯郸市国宁工程设计咨询有限公司管理当局的责任，我们的责任是在实施审计工作的基础上对这些会计报表发表意见。

我们按照中国注册会计师独立审计准则计划和实施审计工作，以合理确信会计报表是否不存在重大错报。审计工作包括在抽查的基础上检查支持会计报表金额和披露的证据，评价管理当局在编制会计报表时采用的会计政策和做出的重大会计估计，以及评价会计报表的整体反映。我们相信，我们的审计工作为发表意见提供了合理的基础。

我们认为，上述会计报表符合国家颁布的企业会计准则和《企业会计制度》的规定，在所有重大方面公允反映了邯郸市国宁工程设计咨询有限公司2004年12月31日的财务状况以及2004年度的经营成果和现金流量。

山西天元会计师事务所（有限公司）　　中国注册会计师：[illegible] 编号：140100010071

中国·太原　　中国注册会计师：[illegible] 编号：140100[illegible]

二零零五年一月十六日

MAY. 04 2005 22:54 P. 4

中磊会计师事务所

电话 (Tel): (086-010) 88067052

传真 (Fax): (086-010) 88067057

网址: www.zlcpa.com.cn

ZHONG LEI CERTIFIED PUBLIC ACCOUNTANTS

Add: Room 218 Zhong shui Building Xidan Xicheng District Beijing CHINA

中磊审字[2006]0122 号

审 计 报 告

邯郸市奇斌工程设计咨询有限公司:

我们接受委托，审计了后附的邯郸市奇斌工程设计咨询有限公司（以下简称"贵公司"）2005 年 12 月 31 日的资产负债表、2005 年度的利润及利润分配表和 2005 年度的现金流量表。这些会计报表的编制是贵公司管理当局的责任，我们的责任是在实施审计工作的基础上对这些会计报表发表意见。

我们按照中国注册会计师独立审计准则计划和实施审计工作，以合理确信会计报表是否不存在重大错报。审计工作包括在抽查的基础上检查支持会计报表金额和披露的证据，评价管理当局在编制会计报表时采用的会计政策和作出的重大会计估计，以及评价会计报表的整体反映。我们相信，我们的审计工作为发表意见提供了合理的基础。

我们认为，上述会计报表符合国家颁布的企业会计准则和《企业会计制度》的规定，在所有重大方面公允反映了贵公司 2005 年 12 月 31 日的财务状况以及 2005 年度的经营成果和现金流量。



中磊会计师事务所有限责任公司

中国·北京



中国注册会计师：

中国注册会计师：

二〇〇六年二月二十

山西天元会计师事务所
SHANXI TIANYUAN CERTIFIED PUBLIC ACCOUNTANTS
地址：水西门街67号山西省国税大楼21层
电话：2387595 2387601
邮编：030002
Add：No. 67 Shuiximen St. Taiyuan China

审计报告

晋天元审[2005]0210 号

邯郸市奇斌工程设计咨询有限公司董事会：

我们审计了后附的邯郸市奇斌工程设计咨询有限公司 2004 年 12 月 31 日的资产负债表以及 2004 年度的利润及利润分配表和现金流量表。这些会计报表的编制是邯郸市奇斌工程设计咨询有限公司管理当局的责任，我们的责任是在实施审计工作的基础上对这些会计报表发表意见。

我们按照中国注册会计师独立审计准则计划和实施审计工作，以合理确信会计报表是否不存在重大错报。审计工作包括在抽查的基础上检查支持会计报表金额和披露的证据，评价管理当局在编制会计报表时采用的会计政策和做出的重大会计估计，以及评价会计报表的整体反映。我们相信，我们的审计工作为发表意见提供了合理的基础。

我们认为，上述会计报表符合国家颁布的企业会计准则和《企业会计制度》的规定，在所有重大方面公允反映了邯郸市奇斌工程设计咨询有限公司 2004 年 12 月 31 日的财务状况以及 2004 年度的经营成果和现金流量。

山西天元会计师事务所(有限公司)

中国·太原

中国注册会计师：李春民 证书：140100010021

中国注册会计师：刘[illegible] 证书：140100450005

二零零五年一月十六日

20039

审 计 报 告

煤炭工业邯郸设计研究院

信华技术开发公司

目 录

一、审计报告

二、附送

1、资产负债表

2、利润及利润分配表

3、现金流量表

4、会计报表附注

北京中天恒会计师事务所有限责任公司

地址：北京中关村南大街11号　　　　邮编：100081

光大国信大厦2115室

电话：(010) 6848 6952　　　　传真：(010) 6848 6952

审 计 报 告

中天恒审字[2004]1123-8 号

煤炭工业邯郸设计研究院信华技术开发公司:

我们审计了后附的煤炭工业邯郸设计研究院信华技术开发公司(以下简称贵公司)2003 年 12 月 31 日的资产负债表以及 2003 年度的利润表及利润分配表和现金流量表。这些会计报表的编制是贵公司管理当局的责任，我们的责任是在实施审计工作的基础上对这些会计报表发表意见。

我们按照中国注册会计师独立审计准则计划和实施审计工作，以合理确信会计报表是否不存在重大错报。审计工作包括在抽查的基础上检查支持会计报表金额和披露的证据，评价管理当局在编制会计报表时采用的会计政策和作出的重大会计估计，以及评价会计报表的整体反映。我们相信，我们的审计工作为发表意见提供了合理的基础。

我们认为，上述会计报表符合国家颁布的企业会计准则和《勘察设计企业会计制度》的规定，在所有重大方面公允反映了贵公司 2003 年 12 月 31 日的财务状况以及 2003 年度的经营成果和现金流量。

附表:

一、资产负债表
二、利润表及利润分配表
三、现金流量表
四、会计报表附注

北京中天恒会计师事务所有限责任公司　　中国注册会计师: 中国注册会计师 高雅青
地址: 北京市海淀区中关村南大街 11 号
光大国信大厦 211 室

中国注册会计师: 中国注册会计师 高跃

电话:(010)68486952
邮编: 100081　　2004 年 3 月 5 日

资产负债表

企财01表

编制单位：邯郸煤炭设计院信华技术开发公司　　2003年12月31日　　金额单位：元

项　　目	行次	年初数	年末数	项　　目	行次	年初数	年末数
货币资金	1	177,693.43	157,810.35	短期借款	45		
短期投资	2			应付票据	46		
应收票据	3			应付账款	47	37,500.00	50,894.00
应收股利	4			预收账款	48	-689,164.11	556,437.64
应收利息	5			应付工资	49	366,466.52	232,372.52
应收账款	6	36,300.00	105,960.77	应付福利费	50	10,050.08	297.08
其他应收款	7	412,021.17	936,492.78	应付利润（股利）	51		
预付账款	8		206,500.00	应付利息	52		
期货保证金	9			应交税金	53	-8,356.61	4,995.64
应收补贴款	10			其他应交款	54	-201.07	872.96
应收出口退税	11			其他应付款	55	997,731.95	640,750.76
存货	12			预提费用	56		
其中：　原材料	13			预计负债	57		
产成品（库存商品）	14			递延收益	58		
待摊费用	15			一年内到期的长期负债	59		
待处理流动资产净损失	16			其他流动负债	60		
一年内到期的长期债权投资	17			流动负债合计	61	714,026.76	1,486,620.50
其他流动资产	18			长期借款	62		
流动资产合计	19	626,014.60	1,406,763.90	应付债券	63		
长期投资	20			长期应付款	64		
其中，长期股权投资	21			专项应付款	65		
长期债权投资	22			其他长期负债	66	8,000.00	8,000.00
*合并价差	23			其中，特准储备资金	67		
长期投资合计	24			长期负债合计	68	8,000.00	8,000.00
固定资产原价	25	59,560.00	62,344.00	递延税款贷项	69		
减，累计折旧	26	11,393.55	18,369.71	负　债　合　计	70	722,026.76	1,494,620.50
固定资产净值	27	48,166.45	43,974.29	*少数股东权益	71		
减，固定资产减值准备	28			实收资本（股本）	72		
固定资产净额	29	48,166.45	43,974.29	国家资本	73		
工程物资	30			集体资本	74		
在建工程	31			法人资本	75		
固定资产清理	32			其中，国有法人资本	76		
待处理固定资产净损失	33			集体法人资本	77		
固定资产合计	34	48,166.45	43,974.29	个人资本	78		
无形资产	35			外商资本	79		
其中，土地使用权	36			资本公积	80		
递延资产（长期待摊费用）	37			盈余公积	81	8,443.66	8,443.66
其中：　固定资产修理	38			其中，法定公益金	82		
固定资产改良支出	39			*未确认的投资损失（以"-"号填列）	83		
其他长期资产	40			未分配利润	84	-56,289.37	-52,325.97
其中：特准储备物资	41			外币报表折算差额	85		
无形及其他资产合计	42			所有者权益合计	86	-47,845.71	-43,882.31
递延税款借项	43				87		
资　产　总　计	44	674,181.05	1,450,738.19	负债和所有者权益总计	88	674,181.05	1,450,738.19

注：表中带*科目为合并会计报表专用。

利润及利润分配表

企财02表

2003年度

编制单位：邯郸[illegible]设计院信息技术开发公司　　金额单位：元

项目	行次	上年实际数	本年实际数	项目	行次	上年实际数	本年实际数
一、主营业务收入	1	1,246,964.00	1,060,487.00	其中：处置固定资产净损失	33		
其中：出口产品（商品）销售收入	2			债务重组损失	34		
进口产品（商品）销售收入	3			罚款支出	35		
减：折扣与折让	4			捐赠支出	36		
二、主营业务收入净额	5	1,246,964.00	1,060,487.00	（二）其他支出	37		
减：（一）主营业务成本	6	1,158,298.04	993,110.01	其中：结转的含量工资包干结余	38		
其中：出口产品（商品）销售成本	7			五、利润总额（亏损总额以"－"号填列）	39	5,134.09	5,662.44
（二）主营业务税金及附加	8	46,822.06	35,533.72	减：所得税	40	9,187.67	1,699.04
（三）经营费用	9			＊少数股东损益	41		
（四）其他	10			加：＊未确认的投资损失（以"+"号填列）	42		
加：（一）递延收益	11			六、净利润（净亏损以"－"号填列）	43	-4,053.78	3,963.40
（二）代购代销收入	12			加：（一）年初未分配利润	44	-52,235.59	-56,289.37
（三）其他	13			（二）盈余公积补亏	45		
三、主营业务利润（亏损以"－"号填列）	14	41,843.90	31,843.27	（三）其他调整因素	46		
加：其他业务利润（亏损以"－"号填列）	15			七、可供分配的利润	47	-56,289.37	-52,325.97
减：（一）营业费用	16			减：（一）提取法定盈余公积	48		
（二）管理费用	17	38,268.61	28,202.31	（二）提取法定公益金	49		
（三）财务费用	18	-1,558.80	-2,021.48	（三）提取职工奖励及福利基金	50		
（四）其他	19			（四）提取储备基金	51		
四、营业利润（亏损以"－"号填列）	20	5,134.09	5,662.44	（五）提取企业发展基金	52		
加：（一）投资收益（损失以"－"号填列）	21			（六）利润归还投资	53		
（二）期货收益	22			（七）补充流动资本	54		
（三）补贴收入	23			（八）单项留用的利润	55		
其中：补贴前亏损企业补贴收入	24			（九）其他	56		
（四）营业外收入	25			八、可供投资者分配的利润	57	-56,289.37	-52,325.97
其中：处置固定资产净收益	26			减：（一）应付优先股股利	58		
非货币性交易收益	27			（二）提取任意盈余公积	59		
出售无形资产收益	28			（三）应付普通股股利（应付利润）	60		
罚款净收入	29			（四）转作资本（股本）的普通股股利	61		
（五）其他	30			（五）其他	62		
其中：用以前年度含量工资结余弥补利润	31			九、未分配利润	63	-56,289.37	-52,325.97
减：（一）营业外支出	32			其中：应由以后年度税前利润弥补的亏损（以"+"号填列）	64		

注：表中带＊科目为合并会计报表专用。

现金流量表

会年企03表

编制单位：邯郸[illegible]设计院[illegible]技术开发公司　　2003年度　　金额单位：元

项　目	行次	金额	项　目	行次	金额	项　目	行次	金额
一、经营活动产生的现金流量：	1	—	投资活动产生的现金流量净额	24	-2,784.00	预提费用增加（减：减少）	47	
销售商品、提供劳务收到的现金	2	2,236,427.88	三、筹资活动产生的现金流量：	25	—	处置固定资产、无形资产和其他长期资产的损失（减：收益）	48	
收到的税费返还	3		吸收投资所收到的现金	26		固定资产报废损失	49	
收到的其他与经营活动有关的现金	4		借款所收到的现金	27		财务费用	50	
现金流入小计	5	2,236,427.88	收到的其他与筹资活动有关的现金	28		投资损失（减：收益）	51	
购买商品、接受劳务支付的现金	6	1,123,448.16	现金流入小计	29		递延税款贷项（减：借项）	52	
支付给职工以及为职工支付的现金	7	213,054.75	偿还债务所支付的现金	30		存货的减少（减：增加）	53	
支付的各项税费	8	23,735.88	分配股利、利润或偿付利息所支付的现金	31		经营性应收项目的减少（减：增加）	54	-594,132.38
支付的其他与经营活动有关的现金	9	893,288.17	支付的其他与筹资活动有关的现金	32		经营性应付项目的增加（减：减少）	55	566,093.74
现金流出小计	10	2,253,526.96	现金流出小计	33		其他	56	
经营活动产生的现金流量净额	11	-17,099.08	筹资活动产生的现金流量净额	34		经营活动产生的现金流量净额	57	-17,099.08
二、投资活动产生的现金流量：	12	—	四、汇率变动对现金的影响	35		2、不涉及现金收支的投资和筹资活动：	58	—
收回投资所收到的现金	13		五、现金及现金等价物净增加额	36	-19,883.08	债务转为资本	59	
其中：出售子公司所收到的现金	14		补充资料：	37	—	一年内到期的可转换公司债券	60	
取得投资收益所收到的现金	15		1、将净利润调节为经营活动现金流量：	38	—	融资租入固定资产	61	
处置固定资产、无形资产和其他长期资产所收回的现金净额	16		净利润	39	3,953.40	其他	62	
收到的其他与投资活动有关的现金	17		加：*少数股东损益	40		3、现金及现金等价物净增加情况：	63	—
现金流入小计	18		减：*未确认投资损失	41		现金的期末余额	64	157,810.35
购建固定资产、无形资产和其他长期资产所支付的现金	19	2,784.00	加：计提的资产减值准备	42		减：现金的期初余额	65	177,693.43
投资所支付的现金	20		固定资产折旧	43	6,976.16	加：现金等价物的期末余额	66	
其中：购买子公司所支付的现金	21		无形资产摊销	44		减：现金等价物的期初余额	67	
支付的其他与投资活动有关的现金	22		长期待摊费用摊销	45		现金及现金等价物净增加额	68	-19,883.08
现金流出小计	23	2,784.00	待摊费用减少（减：增加）	46			69	

煤炭工业邯郸设计研究院信华技术开发公司

会计报表附注

2003 年度

一 公司的基本情况

煤炭工业邯郸设计研究院信华技术开发公司(以下简称本公司)，经煤炭工业邯郸设计研究院批准，由煤炭工业邯郸设计研究院出资组建，1993 年 12 月在邯郸市工商行政管理局登记注册。

注册资本：158 万元

住　　所：河北省邯郸市滏河北大街 114 号

营业执照注册号码： 13040014000411/1

法定代表人：孔凡平

本公司经营范围：主营通信信号机算机应用技术开发、咨询服务；兼营销售主营开发的新产品

二 不符合会计核算前提的说明　无

三 重要会计政策和会计估计的说明

1. 会计制度

本公司执行财政部颁发的《勘察设计企业会计制度》。

2. 会计年度

本公司自每年公历 1 月 1 日起至 12 月 31 日止为一个会计年度。

3. 记账基础和计价原则

本公司采用借贷记账法，以权责发生制为记账基础，以历史成本作为计价原则。

4. 记账本位币

本公司以人民币作为记账本位币。

5. 应收款项坏账准备核算方法

采用直接转销法核算，发生的坏账损失，据实计入当期费用。

6. 存货

本公司存货主要包括一些办公用品，存货取得按实际成本计价；

7. 固定资产及折旧

(1)固定资产标准：使用年限超过1年的房屋、建筑物、机器设备、运输工具及其它与生产经营有关的工具、器具、仪器等。不属于生产经营主要设备的物品，单位价值在2,000元以上，并且使用年限超过2年以上的，也列作固定资产。

(2)固定资产分类：房屋建筑物、机械设备、运输设备、其它。

(3)固定资产按实际成本计价或评估确认后的金额计价。

(4)固定资产折旧采用直线法。

固定资产的预计经济使用年限、预计净残值率和折旧率如下：

固定资产类别	预计使用年限	残值率	年折旧率(%)
机械设备	10－18年	0	5.56-10
其他设备	5－8 年	0	12.5-20

8. 收入确认原则

本公司于劳务已经提供，同时收讫价款或者取得收取价款的凭据时，确认营业收入的实现。

9. 利润分配

本公司按《公司法》及其他有关规定进行利润分配，缴纳所得税后的利润，除国家另有规定者外，按照下列顺序分配：

①被没收的财物损失，支付各项税收的滞纳金和罚款。

②弥补企业以前年度亏损。

③提取法定盈余公积金。法定盈余公积金按照税后利润扣除前两项后的10%提取，盈余公积金已达注册资金50%时可不再提取。

④提取公益金。公益金按照税后利润扣除①②项后的5%提取。

⑤向投资者分配利润。公司以前年度未分配的利润，可以并入本年度向投资者分配。

四　合并会计报表的编制方法：

本公司本年度没有实际控制生产、经营的被投资单位。

五　重要会计政策、会计估计变更、重大会计差错更正的说明

本公司本会计年度无此项应说明的问题。

六　主要税项

税　项	适 用 税 率
增值税	销项税率按应税收入6%计缴

营业税	按服务收入的 3%或 5%计缴
城建税	按应缴流转税额的 7%计缴
地方附加	按应缴流转税额 1%计缴
教育费附加	按应缴流转税额的 3.5%计缴
房产税	自用部分按计税房产原值扣除 30%后按年税率 1.2%；出租房产按年租金的 12%
企业所得税	利润总额在 3 万元以下的按 18%计缴，利润总额在 3-10 万元之间的按 27%计缴；利润总额在 10 万元以上的按 33%计缴.

①增值税

本公司适用增值税，其中：内销产品销项税率为 6%。

②营业税

本公司工程收入适用营业税，税率为业务收入的 3%。

③城市维护建设税和教育费附加

本公司按照应交增值税和营业税的 7%计算缴纳城市维护建设税；按照应交增值税和营业税的 3.5%缴纳教育费附加。

④所得税

本公司采用应付税款法。收入总额减除成本、费用以及损失后的余额为应纳税所得额。本公司企业及地方所得税是按照本年度应纳税所得额依税率 33%计算。

本公司本年度由公司自己申报纳税。

本公司本年度无税收优惠。

⑤个人所得税

本公司职工的个人所得税由个人承担，公司代扣代缴。

七　职工福利及社会保险

据国家及邯郸市劳动管理规定，本公司按职工工资总额的一定比例计提职工福利费和职工教育经费等。该等基金余额作为应付福利费或其他应付款反映在资产负债表上，计提比例如下：

职工福利费	14%
职工教育经费	1.5%
工会经费	2%

八 会计报表主要项目注释（金额单位：元）

1. 货币资金

项 目	2002年12月31日	2003年12月31日
现 金	189.68	622.72
银行存款	177,503.75	157,187.63
其他货币资金		
合 计	177,693.43	157,810.35

2. 应收账款：

账龄	2002年12月31日			2003年12月31日		
	金额	比例(%)	坏账准备	金额	比例(%)	坏账准备
1年以内	10,000.00	27.55%		79,960.77	75.46%	
1—2年	26,300.00	72.45%				
2-3年				26,000	24.54%	
3年以上						
合计	36,300.00	100%		105,960.77	100%	

主要债务人(除关联方)及欠款原因如下：

序号	债务人名称	金额	备 注
1	邯郸矿务局	16,000.00	咨询费
2	邯郸医药大厦	10,000.00	咨询费
3	唐口矿井筹建处	79,960.77	工程款

3. 其他应收款：936,492.78 元，主要为本公司职工内部借款，发生坏帐的可能性很小。

4. 预付账款

帐龄	2002年12月31日		2003年12月31日	
	金额	比例(%)	金额	比例(%)
1年以内	0	100%	206,500	100%
合计	0	100%	206,500	100%

5. 存货

本公司存货期末余额为 0。

6. 固定资产及累计折旧

本公司期末固定资产原值为 62,344.00 元，期末累计折旧数为 18,369.71 元。净值为 43,974.29 元。

7. 应付账款

账龄	2002 年 12 月 31 日		2003 年 12 月 31 日	
	金额	比例(%)	金额	比例(%)
1 年以内				
1—2 年	25,000			
2—3 年	12,500		50,894.00	
合　计	37,500		50,894.00	

主要债权人(除关联方)及欠款原因如下：

序号	债权人名称	金额	原因
1	秦皇岛富通公司	50,894.00	材料款

8. 预收账款

本公司预收账款期末余额为 556,437.54 元，其中淄博矿 397,905.77 元。

9. 其他应付款

本公司其他应付款期末余额数为 640,750.76 元，其中应付工程费 500,359.50 元。

10. 应交税金

本公司期初数为-8,356.61 元，本期增加数为 36,419.37 元，本期减少数为 23,067.12 元，期末数为 4,995.64 元

11. 其他未交款

本公司期初数为-201.07 元，本期增加数为 1,742.79 元，本期减少数为 668.76 元，期末数为 872.96 元。

12. 实收资本

本公司实收资本为 0。

13. 盈余公积

项　　目	2002年12月31日	本期增加	本期减少	2003年12月31日
法定盈余公积	8,443.66			8,443.66
公益金				
其他				
合　　计	8,443.66			8,443.66

14．未分配利润

本年度本公司该项余额数为：-52,325.97元

未分配利润	金　额
2002.12.31	-56,289.37
本期增加	
①本年净利润	3,963.40
本期减少	
②提取法定盈余公积	
③提取公益金	
④提取任意盈余公积	
⑤分配利润	
2003.12.31	-52,325.97

15．主营业务收入

项　目	2002年度	2003年度
收入	1,246,964.00	1,060,487.00
合　　计	1,246,964.00	1,060,487.00

16．主营业务成本

项目	2002年度	2003年度
成本	1,158,298.04	993,110.01
合　　计	1,158,298.04	993,110.01

17．财务费用

项　　目	2002 年度	2003 年度
利息支出		
减：利息收入	1,558.80	2,021.48
手续费支出		
其他支出		
合　　计	-1,558.80	-2,021.48

18. 所得税

本年度利润总额为 5,662.44 元，缴纳企业所得税 1,699.04 元。

煤炭工业部邯郸设计研究院信华技术开发公司

2003. 12. 31

企业法人营业执照

（副　本）

注册号 1100002443591（1—1）

名　　称 北京中天恒会计师事务所有限责任公司

住　　所 北京市海淀区中关村南大街11号光大国信大厦2115-2117室

法定代表人 高雅青

注册资本 200万元

企业类型 有限责任公司

经营范围 审计企业会计报表，出具审计报告；验证企业注册资本（金），出具验资报告；办理企业合并、分立、清算事项中的审计业务，出具有关的报告；法律、行政法规规定的其他审计业务；基本建设施工预决（结）算审计验证；会计业务咨询服务；销售与会计业务相关的账册、文表、用具；从事资产评估业务；建筑工程造价咨询；工程招标代理；法律、法规禁止的，不得经营；应经审批的，未获审批前不得经营；法律、法规未规定审批的，企业自主选择经营项目，开展经营活动。（法律、法规规定需要专项审批的，取得审批前，不得开展经营活动）＊＊＊

营业期限 自1999年08月25日至 2039年08月24日

成立日期 1995年10月11日

说　明

1.《企业法人营业执照》是企业取得企业法人资格和合法经营的凭证。
2.《企业法人营业执照》分正本和副本，正本和副本具有同等法律效力。营业执照正本应放在企业法人住所醒目的位置。企业法人可根据业务需要，向登记机关申请领取若干副本。
3. 营业执照不得伪造、涂改、出租、出借、转让。除登记机关外，其他任何单位和个人均不得扣留、收缴和吊销。
4. 企业法人应在核准登记的经营范围内从事经营活动。
5. 企业法人登记注册事项发生变化时，应向原登记机关申请变更登记。
6. 每年一月一日至四月三十日，登记机关对企业法人进行年度检验。
7. 企业注销登记时，应交回营业执照正、副本。营业执照被登记机关吊销后即自行失效。

企　业　法　人　年　检　情　况



登记机关



2003年[illegible]月30日

审 计 报 告

平朔实业发展有限责任公司

2005 年度

北京中天恒会计师事务所有限责任公司

地址：北京中关村南大街 17 号　　　　邮编：100081

韦伯时代大厦 C 座 2306 室

电话：（010）8857 9518　　　　传真：（010）8857 1033

审 计 报 告

中天恒审字[2006]1054-7号

平朔实业发展有限责任公司:

我们审计了后附的平朔实业发展有限公司（以下简称平朔实业公司）2005年12月31日的资产负债表和2005年度的利润及利润分配表、现金流量表。这些会计报表的编制是平朔实业公司管理当局的责任，我们的责任是在实施审计工作的基础上对这些会计报表发表意见。

我们按照中国注册会计师独立审计准则计划和实施审计工作，以合理确信会计报表是否不存在重大错报。审计工作包括在抽查的基础上检查支持会计报表金额和披露的证据，评价管理当局在编制会计报表时采用的会计政策和做出的重大会计估计，以及评价会计报表的整体反映。我们相信，我们的审计工作为发表意见提供了合理的基础。

我们认为，上述会计报表符合国家颁布的企业会计准则和《企业会计制度》及其他财务会计法规的规定，在所有重大方面公允反映了平朔实业公司2005年12月31日的财务状况以及2005年度的经营成果和现金流量。

附件:

1. 资产负债表
2. 利润及利润分配表
3. 现金流量表
4. 会计报表附注
5. 审计情况说明
6. 专项审计事项说明

北京中天恒会计师事务所有限责任公司
地址：北京市海淀区中关村南大街17号
韦伯时代大厦C座2306室
电话：（010）88579518/19
传真：（010）88571033
邮编：100081

中国注册会计师：高雅青

中国注册会计师：秦国伟

2006年02月20日

资产负债表

企财01表

编制单位：福州平潭农业发展有限责任公司　　2005年12月31日　　金额单位：元

项目	行次	年初数	年末数	项目	行次	年初数	年末数
货币资金	1	3,599,769.55	3,123,162.16	短期借款	47	4,000,000.00	0.00
短期投资	2	0.00	0.00	应付票据	48	0.00	0.00
应收票据	3	100,000.00	0.00	应付账款	49	16,130,930.53	22,853,618.73
应收股利	4	0.00	0.00	预收账款	50	556,686.00	88,292.30
应收利息	5	0.00	0.00	应付工资	51	500,000.00	2,412,160.67
应收账款	6	28,493,923.73	23,400,269.74	应付福利费	52	747,628.73	0.00
其他应收款	7	3,887,711.82	4,482,112.68	应付股利（应付利润）	53	491,469.82	491,469.82
预付账款	8	1,963,476.42	957,053.18	应付利息	54	0.00	0.00
期货保证金	9	0.00	0.00	应交税金	55	2,097,444.22	-997,771.20
应收补贴款	10	0.00	0.00	其他应交款	56	43,549.16	39,423.26
应收出口退税	11	0.00	0.00	其他应付款	57	5,787,388.91	12,897,399.96
存货	12	22,305,437.74	27,050,566.06	预提费用	58	0.00	0.00
其中：原材料	13	4,635,247.52	4,101,199.61	预计负债	59	0.00	0.00
库存商品（产成品）	14	1,049,159.64	21,880,269.87	递延收益	60	0.00	0.00
待摊费用	15	0.00	0.00	一年内到期的长期负债	61	0.00	0.00
待处理流动资产净损失	16	0.00	0.00	其他流动负债	62	50,000,000.00	38,000,000.00
一年内到期的长期债权投资	17	0.00	0.00	流动负债合计	63	80,355,097.37	75,784,593.54
其他流动资产	18	3,947,554.81	238,218.89	长期借款	64	0.00	0.00
流动资产合计	19	64,297,874.07	59,251,382.71	应付债券	65	0.00	0.00
长期投资	20	11,867,121.58	10,092,121.58	长期应付款	66	0.00	0.00
其中：长期股权投资	21	11,867,121.58	10,092,121.58	专项应付款	67	0.00	0.00
长期债权投资	22	0.00	0.00	其他长期负债	68	0.00	0.00
*合并价差	23	0.00	0.00	其中：特准储备基金	69	0.00	0.00
长期投资合计	24	11,867,121.58	10,092,121.58	长期负债合计	70	0.00	0.00
固定资产原价	25	44,586,591.96	56,431,047.48	递延税款贷项	71	0.00	0.00
减：累计折旧	26	4,812,584.35	8,382,730.56	负债合计	72	80,355,097.37	75,784,593.54
固定资产净值	27	39,774,007.61	48,048,316.92	*少数股东权益	73	0.00	0.00
减：固定资产减值准备	28	0.00	0.00	实收资本（股本）	74	42,391,928.00	42,391,928.00
固定资产净额	29	39,774,007.61	48,048,316.92	国家资本	75	0.00	0.00
工程物资	30	0.00	0.00	集体资本	76	0.00	0.00
在建工程	31	7,423,195.19	34,500.00	法人资本	77	42,391,928.00	42,391,928.00
固定资产清理	32	0.00	0.00	其中：国有法人资本	78	42,391,928.00	42,391,928.00
待处理固定资产净损失	33	0.00	0.00	集体法人资本	79	0.00	0.00
固定资产合计	34	47,197,202.80	48,082,816.92	个人资本	80	0.00	0.00
无形资产	35	0.00	0.00	外商资本	81	0.00	0.00
其中：土地使用权	36	0.00	0.00	资本公积	82	0.00	0.00
长期待摊费用（递延资产）	37	0.00	0.00	盈余公积	83	153,793.28	153,793.28
其中：固定资产修理	38	0.00	0.00	其中：法定公益金	84	76,896.64	76,896.64
固定资产改良支出	39	0.00	0.00	*未确认的投资损失	85	0.00	0.00
其他长期资产	40	0.00	0.00	未分配利润	86	461,379.80	-903,993.61
其中：特准储备物资	41	0.00	0.00	其中：现金股利	87	0.00	-903,993.61
无形资产及其他资产合计	42	0.00	0.00	外币报表折算差额	88	0.00	0.00
递延税款借项	43	0.00	0.00	所有者权益小计	89	43,007,101.08	41,641,727.67
	44			减：未处理资产损失	90	0.00	0.00
	45			所有者权益合计（剔除未处理资产损失后的金额）	91	43,007,101.08	41,641,727.67
资产总计	46	123,362,198.45	117,426,321.21	负债和所有者权益总计	92	123,362,198.45	117,426,321.21

利润及利润分配表

企财02表

编制单位：朔州平朔实业发展有限责任公司　　2005年度　　金额单位：元

项目	行次	上年实际数	本年实际数	项目	行次	上年实际数	本年实际数
一、主营业务收入	1	324,729,303.04	150,994,006.94	罚款支出	38	0.00	34,881.03
其中：出口产品（商品）销售收入	2	0.00	0.00	捐款支出	39	0.00	0.00
进口产品（商品）销售收入	3	0.00	0.00	（二）其他支出	40	0.00	0.00
减：折扣与折让	4	0.00	0.00	其中：结转的含量工资包干结余	41	0.00	0.00
二、主营业务收入净额	5	324,729,303.04	150,994,006.94	五、利润总额（亏损总额以"—"号填列）	42	7,853,837.11	-176,017.16
减：（一）主营业务成本	6	170,950,856.54	138,649,182.38	减：所得税	43	3,785,626.11	1,189,356.25
其中：出口产品（商品）销售成本	7	0.00	0.00	＊少数股东损益	44	0.00	0.00
（二）主营业务税金及附加	8	1,176,819.61	1,098,558.07	加：＊未确认的投资损失	45	0.00	0.00
（三）经营费用	9	0.00	0.00	六、净利润（净亏损以"—"号填列）	46	4,068,211.00	-1,365,373.41
（四）其他	10	0.00	0.00	加：（一）年初未分配利润	47	-3,299,244.64	461,379.80
加：（一）递延收益	11	0.00	0.00	（二）盈余公积补亏	48	0.00	0.00
（二）代购代销收入	12	0.00	0.00	（三）其他调整因素	49	0.00	0.00
（三）其他	13	0.00	0.00	七、可供分配的利润	50	768,966.36	-903,993.61
三、主营业务利润（亏损以"—"号填列）	14	152,601,626.89	11,246,266.49	减：（一）提取法定盈余公积	51	76,896.64	0.00
加：其他业务利润（亏损以"—"号填列）	15	876,303.02	393,774.99	（二）提取法定公益金	52	76,896.64	0.00
减：（一）营业费用	16	134,347,753.23	2,695,259.65	（三）提取职工奖励及福利基金	53	0.00	0.00
（二）管理费用	17	10,409,768.65	6,987,369.64	（四）提取储备基金	54	0.00	0.00
（三）财务费用	18	429,131.66	2,933,416.28	（五）提取企业发展基金	55	0.00	0.00
其中：利息支出	19	475,350.00	2,946,580.25	（六）利润归还投资	56	0.00	0.00
利息收入	20	52,627.94	17,963.02	（七）补充流动资本	57	0.00	0.00
汇兑净损失（汇兑净收益以"—"号填列）	21	0.00	0.00	（八）单项留用的利润	58	0.00	0.00
（四）其他	22	0.00	0.00	（九）其他	59	0.00	0.00
四、营业利润（亏损以"—"号填列）	23	8,291,276.37	-976,004.09	八、可供投资者分配的利润	60	615,173.08	-903,993.61
加：（一）投资收益（损失以"—"号填列）	24	-366,811.01	221,250.10	减：（一）应付优先股股利	61	0.00	0.00
（二）期货收益（损失以"—"号填列）	25	0.00	0.00	（二）提取任意盈余公积	62	0.00	0.00
（三）补贴收入	26	0.00	0.00	（三）应付普通股股利（应付利润）	63	153,793.28	0.00
其中：补贴前亏损的企业补贴收入	27	0.00	0.00	（四）转作资本（股本）的普通股股利	64	0.00	0.00
（四）营业外收入	28	0.00	646,088.95	（五）其他	65	0.00	0.00
其中：处置固定资产净收益	29	0.00	342,329.75	九、未分配利润	66	461,379.80	-903,993.61
非货币性交易收益	30	0.00	0.00	其中：应由以后年度税前利润弥补的亏损（以"+"号填列）	67	0.00	0.00
出售无形资产收益	31	0.00	0.00	补充资料：	68	——	——
罚款净收入	32	0.00	0.00	一、出售、处置部门或被投资单位所得收益	69	-366,811.01	221,250.10
（五）其他	33	0.00	0.00	二、自然灾害发生的损失（损失以"+"填列）	70	0.00	0.00
其中：用以前年度含量工资结余弥补利润	34	0.00	0.00	三、会计政策变更影响利润总额数	71	0.00	0.00
减：（一）营业外支出	35	70,628.25	67,352.12	四、会计估计变更影响利润总额数	72	0.00	0.00
其中：处置固定资产净损失	36	0.00	10,234.21	五、债务重组损失（损失以"+"填列）	73	0.00	0.00
出售无形资产损失	37	0.00	0.00	六、其他非经常性损益（收益以"+"填列）	74	-70,628.25	578,736.83

现金流量表

企财03表

编制单位：朔州平朔实业发展有限责任公司　　2005年度　　金额单位：元

项目	行次	金额	项目	行次	金额	项目	行次	金额
一、经营活动产生的现金流量：	1	——	投资活动产生的现金流量净额	24	-11,265,654.96	预提费用增加（减：减少）	47	0.00
销售商品、提供劳务收到的现金	2	189,295,220.40	三、筹资活动产生的现金流量：	25	——	处置固定资产、无形资产和其他长期资产的损失（减：收益）	48	-684,567.34
收到的税费返还	3	0.00	吸收投资所收到的现金	26	0.00	固定资产报废损失	49	48,782.69
收到的其他与经营活动有关的现金	4	0.00	借款所收到的现金	27	0.00	财务费用	50	2,933,416.28
现金流入小计	5	189,295,220.40	收到的其他与筹资活动有关的现金	28	0.00	投资损失（减：收益）	51	0.00
购买商品、接受劳务支付的现金	6	141,960,878.77	现金流入小计	29	0.00	递延税款贷项（减：借项）	52	0.00
支付给职工以及为职工支付的现金	7	11,462,698.46	偿还债务所支付的现金	30	4,000,000.00	存货的减少（减：增加）	53	-4,726,442.65
支付的各项税费	8	18,995,201.55	分配股利、利润或偿付利息所支付的现金	31	3,508,696.25	经营性应收项目的减少（减：增加）	54	6,484,910.09
支付的其他与经营活动有关的现金	9	578,699.80	支付的其他与筹资活动有关的现金	32	0.00	经营性应付项目的增加（减：减少）	55	-570,503.83
现金流出小计	10	170,997,476.58	现金流出小计	33	7,508,696.25	其他	56	11,728,172.06
经营活动产生的现金流量净额	11	18,297,743.82	筹资活动产生的现金流量净额	34	-7,508,696.25	经营活动产生的现金流量净额	57	18,297,743.82
二、投资活动产生的现金流量：	12	——	四、汇率变动对现金的影响	35	0.00	二、不涉及现金收支的投资和筹资活动：	58	——
收回投资所收到的现金	13	0.00	五、现金及现金等价物净增加额	36	-476,607.39	债务转为资本	59	0.00
其中：出售子公司所收到的现金	14	0.00	补充资料：	37	——	一年内到期的可转换公司债券	60	0.00
取得投资收益所收到的现金	15	0.00	一、将净利润调节为经营活动现金流量：	38	——	融资租入固定资产	61	0.00
处置固定资产、无形资产和其他长期资产所收回的现金净额	16	342,329.75	净利润	39	-1,365,373.41	其他	62	0.00
收到的其他与投资活动有关的现金	17	0.00	加：*少数股东损益	40	0.00	三、现金及现金等价物净增加情况：	63	——
现金流入小计	18	342,329.75	减：*未确认的投资损失	41	0.00	现金的期末余额	64	3,123,162.16
购建固定资产、无形资产和其他长期资产所支付的现金	19	9,942,984.71	加：计提的资产减值准备	42	879,233.72	减：现金的期初余额	65	3,599,769.55
投资所支付的现金	20	0.00	固定资产折旧	43	3,570,146.21	加：现金等价物的期末余额	66	0.00
其中：购买子公司所支付的现金	21	0.00	无形资产摊销	44	0.00	减：现金等价物的期初余额	67	0.00
支付的其他与投资活动有关的现金	22	1,665,000.00	长期待摊费用摊销	45	0.00	现金及现金等价物净增加额	68	-476,607.39
现金流出小计	23	11,607,984.71	待摊费用减少（减：增加）	46	0.00		69	

朔州平朔实业发展有限责任公司

会计报表附注

一、公司一般情况……1
二、不符合会计核算前提……1
三、公司主要会计政策、会计估计的说明……1
四、本公司合并报表范围……11
五、会计政策、会计估计变更及会计差错更正的说明……11
六、税项……12
七、员工社会保障及福利……12
八、会计报表主要项目注释（单位：元）……12
1. 货币资金……12
2. 应收票据……13
3. 应收帐款……13
4. 其他应收款……14
5. 预付帐款……15
6. 存货……16
7. 长期投资……16
8. 固定资产及累计折旧……18
9. 在建工程……19
10. 短期借款……21
11. 应付帐款……21
12. 预收帐款……21
13. 应付工资……22

14. 应付福利费......22
15. 应付利润（股利）......22
16. 应交税金......23
17. 其他应交款......23
18. 其他应付款......23
19. 实收资本......24
20. 盈余公积......24
21. 未分配利润......25
22. 主营业务收入与成本......25
23. 其他业务利润......26
24. 主营业务税金及附加......26
25. 财务费用......26
26. 投资收益......27
27. 营业外收入......27
28. 营业外支出......27
29. 支付的其他与经营活动有关的现金......28
30. 支付的其他与投资活动有关的现金......28
九、非经常性损益的说明......28
十、关联方关系及其交易......28
十一、或有事项......31
十二、承诺事项......31
十三、资产负债表日后事项......31
十四、企业清产核资的情况说明......31
十五、其他重要事项......31

一、公司一般情况

平朔实业发展有限责任公司(以下简称本公司)，经平朔煤炭公司批准，由平朔煤炭工业公司和中煤进出口公司共同出资组建，2001 年 11 月 2 日在山西省朔州市工商行政管理局登记注册。

本公司注册资本 4,239.19 万元，住所：山西朔州平朔生活区 ，营业执照注册号码 1406001000666，法定代表人：乔云海。

本公司经营范围：

本公司属其他煤炭洗选等行业，经营范围主要包括机电加工及维修、汽车修理及销售、运输及仓储、动植物养殖、塑料化工产品、房地产开发、信息、通讯咨询、煤炭洗选、商业贸易等。本公司的主要产品包括煤炭、承压气塞、刮板机、锚杆、托辊、皮带机等。

二、不符合会计核算前提

无。

三、公司主要会计政策、会计估计的说明

1．本公司执行的会计制度

本公司执行相关的企业会计准则和《企业会计制度》及其补充规定。

2．会计年度

本公司自每年公历 1 月 1 日起至 12 月 31 日止为一个会计年度。

3．记帐基础和记价原则

本公司采用借贷记账法，以权责发生制为记账基础，资产于取得时按实际成本入账；其后，如果发生减值，则计提相应的减值准备。

4．记账本位币

本公司以人民币作为记账本位币。

5．外币业务的核算

本公司发生外币业务时，按业务发生当天（或当月月初）的中国人民银行公布的市场汇价的中间价折算为人民币记账，月度终了，按月末市场汇价中间价进行调整。由此产生的汇兑损益，在生产经营期间发生的，计入当期财务费用；筹建期间发生的先计入长期待摊费用，待开始生产经营的第一个月全部计入当期损益；与购建固定资产有关的，按照借款费用资本化的原则处理。

6．现金等价物的确定标准

本公司以持有期限短（一般是指从购买日起三个月内到期）、流动性强、易于转换为已知金额现金、

价值变动风险很小的投资作为现金等价物。

本公司现金及现金等价物包括：现金、银行存款、其他货币资金和持有期限不超过三个月的短期投资。

7. 短期投资核算方法

（1）短期投资是指能够随时变现并且持有时间不准备超过一年（含一年）的投资，包括股票、债券、基金等。

（2）短期投资计价方法：短期投资在取得时按投资成本计量，其中，以现金购入的短期投资，按实际支付的全部价款扣除尚未领取的现金股利或债券利息作为投资成本；投资者投入的短期投资，按投资各方确认的价值作为投资成本。

（3）短期投资收益确认方法：短期投资持有期间所收到的股利、利息等收益，不确认为投资收益，作为冲减投资成本处理。出售短期投资所获得的价款，减去短期投资账面价值以及尚未收到的已计入应收项目的股利、利息等后的余额，作为投资收益或损失，计入当期损益。

（4）短期投资跌价准备的确认标准和计提方法：本公司期末对短期投资按成本与市价孰低计量，对于市价低于成本的差额，计提短期投资跌价准备。具体计提时，按单项投资计提跌价准备。

本公司以投资项目在年末最后一个交易日的收盘价格，作为各项短期投资在年末的市值，并与年末账面余额做出比较，确定是否存在期末市价低于账面成本的单项投资，并计算市价低于账面成本的金额，作为短期投资跌价准备。

如短期投资为非上市流通项目，计提跌价准备按以下办法：

A 投资期即将届满能够全部收回的，不计提跌价准备。

B 被投资单位已经宣告破产，或进入破产清算程序，或因经营不善清理整顿、歇业而非持续经营的，在证据确凿的情况下，无论是否逾期，均应全额计提跌价准备。

C 其他已逾期的，由各二级单位根据逾期时间长短在以下标准范围内确定跌价准备计提比例，作为二级单位本部和所属各级次单位跌价准备的统一计提比例。没有投资期限的短期投资，以该项投资自购买之日起一年为限，超出一年视同逾期，并按确定的标准计提跌价准备。

项　　目	计提比例
逾期 3 个月—1 年（含 1 年）	0-10%
逾期 1—2 年（含 2 年）	10-30%
逾期 2—3 年（含 3 年）	30-50%
逾期 3 年以上	50-100%

8. 应收账款核算方法

（1）坏账损失的核算方法：本公司坏账损失采用备抵法核算，采用个别认定法与账龄分析法结合计提坏账准备，对于有确凿证据表明确实无法收回的应收款项，经本公司董事会或股东大会批准后列

作坏账损失，冲销提取的坏账准备。

采用账龄分析法计提坏账准备的计提比例为：

行业类别	计提比例				
	3个月-1年（含1年）	1-2年（含2年）	2-3年（含3年）	3-5年（含5年）	5年以上
矿业	2%	10%	30%	80%	100%

如某项应收款项的可收回性具有一定特殊性，按账龄计提坏账准备无法真实反映其可收回金额的，应对该项应收款项采取个别认定坏账准备，其中：

a 对应收非关联方款项，金额较大、收回有困难的，结合实际情况和经验计提坏账准备。除有确凿证据表明该项应收款不能收回，或收回可能性很小（如债务单位撤销、破产、资不抵债、现金流量严重不足、发生严重自然灾害等导致停产而在短时间内无法偿付的债务等，以及应收款项逾期3年以上）外，下列情况一般不能全额计提减值准备：

当年发生的应收款项；

计划对应收款项进行重组；

其他已逾期，但无确凿证据表明不能收回的应收款项。

b 与关联方发生的应收款项，一般不全额计提坏账准备。如有确凿证据表明关联方（债务单位）已撤销、破产、资不抵债、现金流量严重不足等，并且不准备对应收款项进行重组或无其他收回方式的，则对预计无法收回的应收关联方的款项也全额计提坏账准备。

（2）应收款项的转让、质押、贴现：

本公司以应收债权向银行等金融机构转让、质押或贴现等方式融资时，根据相关合同的约定，当债务人到期未偿还该项债务时，若本公司负有向金融机构还款的责任，则该应收债权作为质押贷款处理；若本公司没有向金融机构还款的责任，则该应收债权作为转让处理，并确认债权的转让损益。

9. 存货核算方法

（1）存货的分类：包括各类原材料、燃料、备品备件（修理用配件）、辅助材料、外购件、商品、在产品、半成品、产成品，以及包装物、低值易耗品、委托代销商品等。

（2）存货取得和发出的计价方法：存货在取得时按实际成本计价；领用或发出存货，按照实际成本核算的，采用加权平均法确定其实际成本。

（3）低值易耗品和包装物的摊销：低值易耗品、包装物、周转材料等存货，在领用当月开始摊销。2000元（含2000元）以下的一次摊销；2000元以上的，分别采用五五摊销或分期（次）摊销，其中单位（批）价值较大（一般4000元及其以上）、数量较多的周转材料、包装物，实行分期（次）摊销，摊销期间不超过3年。如此类存货发生丢失、毁损，应在发生（发现）当月并在查清原因后，将其摊余价值扣除责任人赔偿后，一次计入成本费用。

（4）期末存货计价原则及存货跌价准备确认标准和计提方法：期末存货按成本与可变现净值孰低

原则计价；期末，在对存货进行全面盘点的基础上，对于存货因被淘汰、全部或部分陈旧过时或销售价格低于成本等原因导致成本高于可变现净值的部分，以及承揽工程预计存在的亏损部分，提取存货跌价准备。存货跌价准备按单个存货项目的成本高于其可变现净值的差额提取，可变现净值按估计售价减去估计完工成本、销售费用和相关税金后确定。

10．长期投资核算方法

（1）长期股权投资核算方法

a 长期股权投资的计价及收益确认方法：长期股权投资在取得时按实际支付的价款或确定的价值作为初始成本。本公司对投资额占被投资企业有表决权资本总额 20%以下，或虽占 20%或 20%以上但不具重大影响的股权投资，采用成本法核算；对投资额占被投资企业有表决权资本总额 20%或 20%以上，或虽不足 20%但具有重大影响的股权投资，采用权益法核算。

b 长期股权投资差额的摊销方法和期限：投资成本小于应享有被投资单位所有者权益份额的差额，作为资本公积；初始投资成本大于应享有被投资单位所有者权益份额的差额，采用直线法按合同规定的投资期限摊销，合同没有规定投资期限的股权投资差额采用直线法按 10 年摊销。

（2）长期投资减值准备的确认标准和计提方法

本公司期末对由于市价持续下跌、被投资单位经营状况恶化等情形，导致可收回金额低于其账面价值的长期投资，按其可收回金额低于账面价值的差额计提长期投资减值准备。可收回金额是指该长期投资投资的出售净价与预期从该投资的持有和到期处置中形成的预计未来现金流量的现值两者之中的较高者。其中，出售净价是指投资的出售价格减去所发生的处置费用后的余额。

长期投资减值准备在区分长期股权投资和长期债权投资的基础上，按单项项目计提。

对于有市价的长期股权投资和长期债权投资，以其在年末最后一个交易日的收盘价格，作为长期投资在清查基准日的市值，并与基准日账面余额做出比较，确定是否存在期末市价低于账面成本的单项投资，计算市价低于账面成本的金额，作为长期投资减值准备。

当无市价的长期股权投资存在下列迹象时，在取得确凿证据后计提减值准备：

a 影响被投资单位经营的政治或法律环境的变化，如税收、贸易等法规的颁布或修订，可能导致被投资单位出现巨额亏损；

b 被投资单位所供应的商品或提供的劳务因产品过时或消费者偏好改变而使市场的需求发生变化，从而导致被投资单位财务状况发生严重恶化；

c 被投资单位所在行业的生产技术等发生重大变化，被投资单位已失去竞争能力，从而导致财务状况发生严重恶化，如进行清理整顿、清算等；

d 有证据表明该项投资实质上已经不能再给企业带来经济利益的其他情形。

对按权益法核算的长期股权投资，不论是否纳入投资企业的合并会计报表合并范围，均不计提减值准备；

因按成本法核算的长期投资或其他原因未纳入投资企业合并会计报表合并范围，则以年末（资产清查基准日，下同）投资企业占被投资企业的股权比例计算所享有的净资产金额，如低于长期投资的账面价值，按差额计提减值准备；如高于长期股权投资的账面价值，不计提减值准备。

几种特殊情况下长期股权投资减值准备计提标准：

a 被投资单位被工商吊销营业执照的，一般按100%计提；

b 被投资单位已经资不抵债但仍持续经营的，一般按100%计提；

c 被投资单位已经停止营业的，一般按50%计提；

d 连续三年不能取得被投资单位的会计报表及相关会计资料，且无收益的，在第三个会计年度终了一般按50%计提，四年及以上按100%计提。

11. 固定资产计价及其折旧政策

(1)固定资产标准：使用年限超过1年的房屋、建筑物、机器设备、运输工具及其它与生产经营有关的工具、器具、仪器等。不属于生产经营主要设备的物品，单位价值在2,000元以上，并且使用年限超过2年以上的，也列作固定资产。

(2)固定资产分类：房屋建筑物、机械设备、运输设备、其他。

(3)固定资产的计价：固定资产按其成本作为入账价值，其中：外购的固定资产的成本包括买价、运输费、及其他相关税费，以及为使固定资产达到预定可使用状态前所发生的可直接归属于该资产的其他支出；投资者投入的固定资产，按投资各方确认的价值作为入账价值。

(4)固定资产折旧采用直线法。

固定资产的预计经济使用年限、预计净残值率和折旧率如下：

固定资产类别	预计使用年限	残值率	年折旧率(%)
房屋建筑物	15-30年	3%	3.33%-6.47%
机械设备	10-30年	3%	3.33%-9.7%
运输设备	8-15年	300元	6.5%-12.1%
其　　他	1-15年	3%	6.5%-100%

（5）固定资产减值准备的确认标准和计提方法

当固定资产由于市价持续下跌，或技术陈旧、损坏、长期闲置等原因，导致其可收回金额低于账面价值的，将可收回金额低于其帐面价值的差额作为固定资产减值准备。计提的固定资产减值准备在“营业外支出—计提的固定资产减值准备”中列支。

固定资产减值准备按单项资产计提。

结合以下因素确定某项固定资产的减值准备：

a 资产的市价大幅下跌，其跌幅大大高于因时间推移或正常使用而预计的下跌，并且预计在近期

内不可能恢复，以该项资产的账面价值与市价的差额计提减值准备；

b 技术、市场、经济或法律等企业经营环境，或者产品营销市场，在当期或近期发生重大变化，并对企业产生负面影响，以技术部门、营销部门从技术进步、业务政策等角度对该项资产的使用价值出具的技术鉴定来确定减值准备的金额；

c 同期市场利率等大幅度提高，进而很可能影响计算固定资产可收回金额的折现率，并导致固定资产可收回金额大幅度降低，根据单位有关部门测算的影响程度确定减值准备的金额；

d 有证据表明，资产已经陈旧过时或实体损坏，以固定资产管理部门和技术部门对该项资产的使用价值出具的技术鉴定来确定减值准备的金额；

e 固定资产预计使用方式发生重大不利变化，如企业计划终止或重组该资产所属的经营业务、提前处置资产等情形，从而对企业产生负面影响，以技术部门、营销部门从业务政策等角度出具的鉴定来确定减值准备的金额；

f 如存在其他有可能表明资产已发生减值的情况，也计提减值准备。

当某项固定资产存在下列情况之一时，全额计提减值准备：

a 长期闲置不用，在可预见的未来不会再使用，且已无转让价值的固定资产；

b 由于技术进步等原因，已不可使用的固定资产；

c 虽然资产尚可使用，但使用后产生大量不合格产品的固定资产；

d 已遭毁损，以至于不再具有使用价值和转让价值的固定资产；

e 其他实质上已经不能再给企业带来经济利益的固定资产。

土地不计提减值准备。

已提足折旧继续使用的固定资产不计提减值准备。

（6）固定资产后续支出：与固定资产有关的后续支出，如果使可能流入本公司的经济利益超过了原先的估计，如延长了固定资产的使用寿命，或者使产品质量实质性提高，或者使产品成本实质性降低，则计入固定资产账面价值，但其增计后的金额不会超过该固定资产的可收回金额。除计入固定资产账面价值以外的后续支出，本公司将其确认为费用。

经营租赁方式租入的固定资产发生的改良支出，单设“1503 经营租入固定资产改良”科目核算，并在剩余租赁期与租赁资产尚可使用年限两者中较短的期限内，采用与原固定资产相同的折旧计提方法，单独计提折旧。

其他固定资产后续支出，包括固定资产修理、装修和融资租入固定资产后续支出。其中：

固定资产修理费，原采用预提或待摊方式已发生的大修理费用尚未支付或摊销完毕的，继续采用原会计政策，直至冲减或摊销完毕；自执行企业会计制度后发生的修理费，直接计入当期费用。

固定资产装修费用，在装修后符合能延长固定资产的使用寿命，或产品质量实质性提高，或产品成本实质性降低的条件，在“固定资产”科目下单设“固定资产装修”明细科目核算，并在两次装修

期间与固定资产尚可使用年限两者中较短的期间内，单独计提折旧。下次装修时，该科目的余额减去相关折旧后的差额，一次全部计入“营业外支出”。

融资租入固定资产发生的后续支出，除修理费计入当期费用外，发生的装修费用符合上述条件的可予资本化，在两次装修期间、剩余租赁期和固定资产尚可使用年限三者中较短的期间内，单独计提折旧。

12. 在建工程核算

(1)在建工程的计价：按实际发生的支出确定在建工程的工程成本，其中：自营工程按直接材料、直接工资、直接施工费等计量；出包工程按支付的工程价款等计量；设备安装工程按所安装设备的价值、安装费用、工程试运转所发生的支出等确定工程成本；更新改造工程按更新改造前该固定资产的账面价值、更新改造直接费用、工程试运转支出以及所分摊的工程管理费等确定工程成本。

(2)在建工程结转固定资产的时点：本公司建造的固定资产在达到预定可使用状态之日起，根据工程预算、造价或工程实际成本等，按估计的价值结转固定资产并于次月起开始计提折旧。待办理了竣工决算手续后再作调整。

(3)在建工程减值准备的确认标准和计提方法：本公司于每年年度终了，对在建工程进行全面检查，当存在下列一项或若干项情况时，分别按该单项工程可收回金额低于其账面价值的差额计提减值准备：

a 长期停建并且预计在未来 3 年内不会重新开工的在建工程；

b 所建项目无论在性能上，还是在技术上已经落后，并且给本公司带来的经济利益具有很大的不确定性；

c 其他足以证明在建工程已经发生减值的情形。

13. 无形资产计价及摊销方法

(1)无形资产的计价方法：无形资产在取得时，按实际成本计量。购入的无形资产，按实际支付的价款作为实际成本；投资者投入的无形资产，按投资各方确认的价值作为实际成本；自行开发并按法律程序申请取得的无形资产，按依法取得时发生的注册费、聘请律师费等费用作为无形资产的实际成本，在研究与开发过程中发生的材料、工资及其他费用直接计入当期损益。

(2)无形资产摊销方法和期限：无形资产自取得当月起按预计使用年限、合同规定的受益年限和法律规定的有效年限三者中最短者分期平均摊销，计入当期损益。合同、法律均未规定年限的，按 10 年摊销。

(3)无形资产减值准备的确认标准和计提方法：

当无形资产将来为企业创造的经济利益还不足以补偿无形资产账面价值（摊余成本），即在年末估

计其可收回金额低于账面价值时，将无形资产预计可收回金额低于账面价值的差额计提减值准备。计提的无形资产减值准备在“营业外支出—计提的无形资产减值准备”中列支。

当存在下列一项或若干项情况时，计提无形资产的减值准备：

a 某项无形资产已被其他新技术等所替代，使其为企业创造经济利益的能力受到重大不利影响；

b 某项无形资产的市价在当期大幅下跌，在剩余摊销年限内预期不会恢复；

c 某项无形资产已超过法律保护期限，但仍然具有部分使用价值；

d 其他足以证明某项无形资产实质上已经发生了减值的情形。

无形资产减值准备按单项项目计提。

14．长期摊销费用的会计处理方法

长期待摊费用是指已经支出，但摊销期限在一个会计年度以上（不含一年）的各项费用，包括露天矿开发用地支付的土地补偿费、拆迁费，以及本暂行规定执行前已发生的，并已计入“长期待摊费用”且尚未摊销完毕的、股份有限公司委托其他单位发行股票的手续费或佣金等相关费用，减去股票发行冻结期间的利息收入后的余额较大的费用（不超过 2 年平均摊销）以及摊销期限在一年以上的其他待摊费用。

摊销期限以费用发生对象的受益期确定。

上述股票发行费用减去发行股票冻结期间产生的利息收入后的余额，如股票溢价发行，从发行股票的溢价中抵扣；如没有溢价或溢价金额不足以支付发行费用的，直接计入当期财务费用，不再通过长期待摊费用中核算。本暂行规定执行前发生的股票发行费用，可继续采用原会计政策，直至摊销完毕为止。

经营单位筹建期间发生的除购建固定资产以外的其他“开办费”，在本项目中归集，待开始经营的当月一次性计入当期损益（管理费用）。

当某项长期待摊费用已基本确定不能使以后会计期间受益，在被判断当期（月），将其摊余价值全部计入当期（月）管理费用。

由本期负担的借款利息、租金等，不作为长期待摊费用处理。

15．应付债券

（1）应付债券的计价和溢、折价的摊销：应付债券按照实际的发行价格计价；发行价格总额与债券面值总额的差额，作为债券溢价或折价，在债券的存续期内按直线法于计提利息时摊销，并按借款费用的处理原则处理。

（2）应付债券的应计利息：根据应付债券的债券面值和规定的利率按期计提应计利息，并按借款费用资本化的处理原则，分别计入工程成本或当期财务费用。

16．预计负债。

确认原则：当与对外担保、商业承兑汇票贴现、未决诉讼或仲裁、产品质量保证等或有事项相关

的业务同时符合以下条件时，企业应将其确认为负债：

（1）该义务是企业承担的现实义务；

（2）该义务的履行很可能导致经济利益流出企业；

（3）该义务的金额能够可靠的计量。

因或有事项而确认的负债的金额，是清偿该负债所需支出的最佳估计数。如果所需支出存在一个金额区间，则最佳估计数按该范围的上、下限金额的平均数确定；如果所需支出不存在一个金额范围，则最佳估计数按如下方法确定：

a 或有事项涉及单个项目时，最佳估计数按最可能发生金额确定；

b 或有事项涉及多个项目时，最佳估计数按各种可能发生额及其发生概率计算确定。

（4）预期可能获得补偿的处理：

企业清偿因或有事项而确认的负债所需支出全部或部分预期由第三方或其他方补偿，在基本确定能收到时，才能作为资产单独确认。确认的补偿金额不能超过所确认负债的账面金额。

17. 收入确认方法

本公司的营业收入主要包括煤炭收入、其他产品收入和劳务收入，其收入确认原则如下：

销售商品时，同时符合以下四个条件，即确认为收入：

（1）企业已将商品所有权上的主要风险和报酬转移给买方；

（2）企业没有保留通常与所有权相联系的继续管理权，也没有对已售出的商品实施控制；

（3）与交易相关的经济利益能够流入企业；

（4）相关的收入和成本能够可靠的计量。

提供劳务的收入分别按下列情况确认和计量：

（1）在同一年内开始并完成的劳务，在劳务完成时确认收入，确认的金额为合同和协议总金额，确认的方法参照商品销售收入的确认的原则。

（2）如劳务的开始和完成分属不同的会计年度，且在资产负债表日能对该项交易的结果作出可靠的估计的，按完工百分比法确认收入。

（3）如果预计已经发生的劳务成本全部不能得到补偿，则不确认收入，但将已经发生的成本确认为当期费用。

如在提供劳务交易的结果不能可靠估计的情况下，在资产负债表日对收入分别以下情况予以确认和计量：

（1）如果已经发生的劳务成本预计能够得到补偿，按已经发生的劳务成本金额确认收入，并按相同金额结转成本，不确认利润；

（2）如果已经发生的劳务成本预计不能全部得到补偿，按能够得到补偿的劳务成本金额确认收入，并按已经发生的劳务成本结转当期成本费用，确认的收入金额小于已经发生的劳务成本的差额，作为

当期损失；

（3）如果已经发生的劳务成本全部不能得到补偿，按已经发生的劳务成本作为当期费用，不确认收入。

让渡资产使用权收入的确认与计量：

（1）与交易相关的经济利益能够流入企业。

（2）收入的金额能够可靠的计量。

以上收入的确认可结合被审计单位会计制度的具体规定详细说明。

18．所得税的会计处理方法

本公司所得税的会计处理采用应付税款法。

19．合并报表的编制方法

根据财政部财会字(1995)11号《关于印发<合并会计报表暂行规定>的通知》及有关补充规定编制合并会计报表。

合并范围包括：

（1）全资子公司；

（2）绝对控股公司。即直接或间接占其权益性资本50%（不含50%）以上，拥有绝对控股权的公司；

（3）相对控股公司。即直接或间接占其资本额虽然不足50%（但一般在20%以上 ）但具有实质控制权的公司；

（4）双方各持50%的均股公司；

（5）对集团内部股权多元化相互持股的公司，由股份最多的一方进行合并。如持股均等，由上一级母公司指定一方合并；

（6）由集团内部两家以上单位参股，对上一级母公司已形成间接控制的公司。由上一级母公司指定一家合并；

（7）其他拥有控制、共同控制或具有重大影响的企业。

不纳入合并会计报表范围的子公司：

（1）已经关停并转的公司；

（2）按照破产程序，已经宣告被清理整顿的子公司；

（3）已宣告破产的子公司；

（4）准备近期出售而短期持有其半数以上的权益性资本的子公司；

（5）非持续经营的所有者权益为负数的子公司；

（6）受所在国外汇管制及其他管制，资金调度受到限制的境外子公司。

凡控股子公司均纳入合并会计报表范围；在编制合并会计报表时，将母公司与子公司间的债权、

债务、投资、交易及未实现内部利润予以抵销，在此基础上相对应的资产、负债、权益以及收入、成本费用逐项合并。

20. 利润分配

根据国家有关法律和财务制度规定，企业所得税后利润按以下顺序分配：

按当年税后利润（减弥补亏损）10%提取法定盈余公积金，当法定盈余公积金已达注册资本的50%时，不再提取；同时按税后利润的10%提取公益金。

提取上述两金后的未分配利润，在扣除上交集团公司利润（资产收益）和有关投资者红利后的余额，全额转增任意盈余公积金；当年财务决算有规定的，从其规定。

四、本公司合并报表范围

1. 本公司上年度将控股子公司双安皮带运输机有限公司纳入合并会计报表范围，本年度4月份，本公司按照中煤集团公司清理撤并四级子公司的要求，撤并了双安皮带运输机有限公司，因此本年度不再编制合并会计报表，本期期初数也一并进行了相应调整。

2. 本公司未纳入合并范围的控股子公司及合营企业的情况如下：

公司名称	注册资本	投资金额	持股比例	注册地址	主营业务	备注
朔州平宇化工有限责任公司	500,000.00	500,000.00	100%	朔城区开发北延长路	树脂锚固剂	

3. 未纳入合并会计报表范围的控股子公司基本情况及未纳入原因：

朔州平宇化工有限责任公司(以下简称平宇公司)是2004年1月由平朔实业公司与山东宇强工贸公司共同出资设立，主要以生产洗煤厂用絮凝剂和井工矿用树脂锚剂产品为主。注册资金50万元，其中平朔实业公司投资27.5万元，占注册资金的55%，山东宇强工贸公司投资22.5万元，占注册资金的45%。本年度按照中煤集团公司清理撤并四级子公司的要求，本公司按照22.5万元价格收购了山东宇强工贸公司持有的股权，平宇公司实质上暂时成为本公司之全资子公司。股权收购完成后，本公司接管了平宇公司所有债权债务，并拟于2006年度注销朔州平宇化工有限公司。鉴于以上，本年度未将平宇公司纳入合并会计报表范围。截止2005年12月，平宇公司资产总额为192.59万元，负债总额为178.79万元，所有者权益为13.80万元。

五、会计政策、会计估计变更及会计差错更正的说明

1. 会计政策和会计估计变更

本公司报告期未发生会计政策和会计估计变更。

2. 重大会计差错更正

本公司报告期未发生重大会计差错更正的事项。

六、税项

增值税　煤炭销项税率按应税收入的 13.00 %，其他业务销项税率按 17.00%。

营业税　按应税收入的 3.00 %

城建税　按应交流转税额的 7.00 %

教育费附加　按应交流转税额的 3.00 %

房产税　自用部分按计税房产原值扣除 30%后按年税率 1.2%；出租房产按年租金的 12%

企业所得税　按应纳税所得额的 33.00 %

七、员工社会保障及福利

根据国家及朔州市劳动管理规定，本公司按职工工资总额的一定比例计提职工福利费和社会保险基金等。该等基金余额作为应付福利费或其他应付款反映在资产负债表上，计提比例如下：

职工福利费　14%

职工教育经费　1.5%

工会经费　2%

养老保险基金　20%

工伤保险基金　2%

失业保险基金　2%

住房公积金　9%

八、会计报表主要项目注释（单位：元）

1. 货币资金

项目	年初余额			年末余额		
	原币金额	折算汇率	折合人民币	原币金额	折算汇率	折合人民币
现金			31.46			
其中：人民币			31.46			
银行存款			3,599,738.09			3,123,162.16
其中：人民币			3,599,769.55			3,123,162.16
其他货币资金						
合计			3,599,769.55			3,123,162.16

2. 应收票据

应收票据明细项目如下：

项　　目	年初余额	年末余额
银行承兑汇票	100,000.00	
商业承兑汇票		
合　计	100,000.00	

3. 应收帐款

（1）应收账款账龄情况如下：

账龄	年初余额			年末余额		
	金额	比例	坏账准备	金额	比例	坏账准备
3个月以内	16,724,203.19	64.93%		9,815,117.73	39.77%	
3个月-1年（含1年）	8,354,003.00	28.97%	167,080.06	2,596,405.48	10.52%	51,928.11
1-2年（含2年）	1,758,664.00	6.10%	175,866.40	12,267,416.27	49.71%	1,226,741.63
2-3年（含3年）						
3-4年（含4年）						
4-5年（含5年）						
5年以上						
合　计	28,836,870.19	100.00%	342,946.46	24,678,939.48	100.00%	1,278,669.74

（2）主要债务人(除关联方)及欠款原因如下：

序号	债务人名称	金额	发生时间	原因
1	平鲁区榆林煤矿	6,262,796.26	2004.1	全市小煤矿进行安全整顿
2	朔州源丰润实业有限责任公司	1,892,462.80	2004.1	全市小煤矿进行安全整顿
3	朔州市晋源下窑煤矿	966,520.48	2005.06	全市小煤矿进行安全整顿
4	朔州市平鲁区韩村3#矿	854,150.00	2004.09	全市小煤矿进行安全整顿
5	朔洲朔城区西沙河煤矿	664,749.85	2004.07	全市小煤矿进行安全整顿
6	朔州市平鲁区水窑湾煤矿	581,000.00	2004.09	全市小煤矿进行安全整顿
7	沈阳市皆爱喜输送设备有限公司	171,234.36	2004.12	安太堡矿质保金，06年到期
8	朔州平鲁区细水煤矿	145,000.00	2004.12	全市小煤矿进行安全整顿
9	衡阳起运机械有限公司	143,273.00	2004.12	安太堡矿质保金，06年到期
10	山阴致富煤矿	128,000.00	2004.09	全市小煤矿进行安全整顿
合　　计		11,809,186.75		

（3）计提坏账准备的情况：

项目	年初数			年末数		
	金额	比例	坏账准备	金额	比例	坏账准备
账龄分析法：						
3个月以内	18,724,203.19			9,815,117.73		
3个月-1年（含1年）	8,354,003.00	2%	2,596,405.48			
1-2年（含2年）	1,758,664.00	10%	175,866.40	12,267,416.27	10%	1,226,741.63
2-3年（含3年）						
3-4年（含4年）						
4-5年（含5年）						
5年以上						
个别认定法：						
内部应收账款						
外部应收账款						
合计	28,836,870.19		342,946.46	24,678,939.48		1,278,669.74

4．其他应收款

（1）其他应收款龄龄情况：

账龄	年初余额			年末余额		
	金额	比例	坏账准备	金额	比例	坏账准备
3个月以内	967,919.63	24.52%		4,441,179.35	99%	
3个月-1年（含1年）	2,973,066.00	75.31%	59,461.32	10,000.00.	0.22%	200.00
1-2年（含2年）	6,875.01	0.17%	687.50	34,592.59	0.78%	3,459.26
2-3年（含3年）						
3-4年（含4年）						
4-5年（含5年）						
5年以上						
合 计	3,947,860.64		60,148.82	4,485,771.94	100%	3,659.26

(2) 主要债务人(除关联方)及欠款原因如下(仅有前5名)：

序号	债务人名称	金额	发生时间	原因
1	中煤能源进出口公司	262,712.14	2005.01	垫付合股基金会净资产，暂未支付
2	刘富平	34,592.59	2004.08	接6辆货海车费用，06年2月已冲帐
3	胡珍	35,691.66	2005.08	工伤借款，尚未报销
4	北京段氏经贸公司五福茶馆	20,000.00	2005.01	发票冲帐
5	谷文来	10,000.00	2005.11	借12月全公司过路周转金.06年1月冲帐
6	合 计	362,996.39		

（3）计提坏账准备的情况：

项目	年初数			年末数		
	金额	比例%	坏账准备	金额	比例%	坏账准备
账龄分析法：						
3个月以内	967,919.63			4,441,179.35		
3个月-1年（含1年）	2,973,066.00	2.00%	59,461.32	10,000.00	2.00%	200.00
1-2年（含2年）	6,875.01	10%	687.50	34,592.59	10.00%	3,459.26
2-3年（含3年）						
3-5年（含5年）						
5年以上						
个别认定法：						
内部其他应收款						
外部其他应收款						
合计	3,947,860.64		60,148.82	4,485,771.94		3,659.26

5. 预付帐款

（1）预付账款账龄情况：

帐龄	年初数		年末数	
	金额	比例(%)	金额	比例(%)
1年以内	1,963,476.42	100.00%	691,790.01	72.28%
1—2年			265,263.17	27.72%
2—3年				
3年以上				
合计	1,963,476.42	100.00%	957,053.18	100.00%

预付帐款年末余额比年初余额减少51.25%，均为正常购货业务形成，并无异常。

（2）主要债务人(除关联方)及欠款原因如下：

序号	债务人名称	金额	发生时间	原因
1	大同新兴黄海汽车销售有限公司	626,400.00	2005.1	货到，发票未收
2	泉州市中海石油机械有限公司	152,810.00	2004.11	货到，型号不对，正协商更换
3	广东中兴液力传动有限公司	47,880.00	2005.09	货到，发票未收
4	太原市峰鑫源贸易有限公司	34,399.59	2004.12	货到，发票未收到
5	太原市金太宇建筑材料有限公司	28,231.40	2004.01	货到，发票未收到
6	太原市鹏信物资贸易公司	25,562.00	2005.05	货到，发票未收到
7	太原万柏区择业福利机械加工厂	16,400.00	2005.11	货到，发票未收到
8	山西平裕减速器厂	16,200.00	2005.03	货到，发票未收到
9	太原市保力丰祥公司	5,520.00	2004.12	货到，发票未收到
10	泉州市贝克机电设备有限公司	2,910.00	2005.05	货到，发票未收到

合计	956,312.99		

（1）2005 年 5 月购黄海大客车 6 辆，金额 208.80 万元，预付 62.64 万元，车已接回，因公司资金不到位不能全额支付车款，2006 年 2 月 15 日付款冲帐。

（2）泉州中海石油机械有限公司于 2004 年 11 月预付货款，2005 年 1 月发货，因个别材料验收型号不符，要求对方换货，对方因缺少此型号材料，没有按时换货。2006 年 2 月货已换回冲帐。

6. 存货

项目	年初余额		年末余额		超过 3 年的存货
	金额	跌价准备	金额	跌价准备	
原材料	4,635,247.52		4,101,199.61		
包装物					
低值易耗品					
自制半成品					
库存商品	1,049,159.64		21,880,269.87		
委托加工物资					
分期收款发出商品					
在产品	16,621,030.58		1,069,096.58		
合计	22,305,437.74		27,050,566.06	——	

7、长期投资

（1）长期投资总体情况：

项目	年初余额	年末余额
长期股权投资	11,867,121.58	10,092,121.58
其中：对子公司的投资	11,867,121.58	10,092,121.58
对其他企业投资		
长期债权投资		
其中：国债投资		
其他长期投资		
股权投资差额		
减：减值准备		
合计	11,867,121.58	10,092,121.58

（2）长期股权投资明细：

被投资单位名称	投资成本			权益变动			账面余额	年末持股比例
	初始投资成本	年初投资成本	本年增减	本年权益增减	年本年利润分回（应计损益）	累计增减		
一、成本法核算的长期股权投资								
朔州中煤平朔能源有限公司	7,500,000.00	7,500,000.00					7,500,000.00	5.00%
朔州奥腾墙体材料公司	490,000.00	490,000.00					490,000.00	49.00%
朔州平朔畅通汽车公司	2,000,000.00	2,000,000.00	-2,000,000.00					
天津沃德耐特塑胶公司	1,991,100.00	1,807,248.62					1,807,248.62	35.28%
小　计	11,981,100.00	11,797,248.62	-2,000,000.00				9,797,248.62	
二、权益法核算的长期股权投资								
朔州平宇化工有限公司	275,000.00	69,872.96	225,000.00	-205,127.04		-205,127.04	294,872.96	100.00%
小　计	275,000.00	69,872.96	225,000.00	-205,127.04		-205,127.04	294,872.96	100.00%
合　计	12,256,100.00	11,867,121.58	-1,775,000.00	-205,127.04		-205,127.04	10,092,121.58	

子公司的基本情况说明：

1、朔州中煤平朔能源有限公司由本公司与中国煤炭进出口公司、刘家口煤炭集运站于2003年10月共同出资设立，经营范围：煤炭生产管理、煤炭洗选加工、煤炭销售、煤炭综合利用、煤炭信息咨询和工矿产品采购。公司注册资本金为人民币1.5亿元，其中：本公司1500万元，占10%；中国煤炭进出口公司1.05亿元，占70%；刘家口煤炭集运站3000万元，占20%。目前该公司正常经营。

2、朔州奥腾墙体材料公司由本公司与朔州市裕益建筑建材有限责任公司于2003年3月共同出资设立，经营范围：生产销售新型建筑材料和该系列产品的研制、设备制造安装及技术服务。公司注册资本为100万元，其中：本公司49万元，占49%；朔州市裕益建筑建材有限责任公司51万元，占51%。2004年3月按照中煤集团清理撤并四级子公司的要求，本公司拟转让所持49%股份，目前正在办理相关手续。

3、天津沃德耐特塑胶公司由本公司与美国Durabil Dyvex Inc公司、天津开发区鑫雅设计装饰有限公司、天津市瀚彰商贸有限公司于2002年10月共同出资设立，经营范围：塑胶管材、电子定位系统的研发、加工、制造、销售，并提供相关的技术咨询服务。公司注册资本金68.26万美元，其中：本公司出资24.08万美元，占注册资本的35.28%；美国Durabil Dyvex Inc公司出资20万美元，占注册资本的29.30%；天津开发区鑫雅设计装饰有限公司出资12.09万美元，占注册资本的17.71%；天津市瀚彰商贸有限公司出资12.09万美元，占注册资本的17.71%。按照中煤集团清理撤并四级子公司的要求，本公司现正办理股权转让手续。

4、朔州平宇化工有限责任公司(以下简称平宇公司)是2004年1月由平朔实业公司与山东宇强工贸公司共同出资设立，主要以生产洗煤厂用絮凝剂和井工矿用树脂锚剂产品为主。注册资金50万元，其中平朔实业公司投资27.5万元，占注册资金的55%，山东宇强工贸公司投资22.5万元，占注册资金的45%。本年度按照中煤集团公司清理撤并四级子公司的要求，本公司按照22.5万元价格收购了山东宇强工贸公司持有的股权，平宇公司实质上暂时成为本公司之全资子公司。股权收购完成后，本公司接管了平宇公司所有债权债务，并拟于2006年度注销朔州平宇化工有限公司。

（2）短期投资、长期投资总额占净资产的比例：

项　目	年初比例	年末比例
投资总额占净资产的比例	9.62%	8.59%

8、固定资产及累计折旧：

（1）　固定资产及累计折旧总体情况：

项　目	年初数	本期增加	本期减少	年末数
原　值				

土地资产(清产核资估价入帐)				
房屋建筑物	22,623,554.81	12,190,377.04	5,000,499.83	29,813,432.02
机械设备	5,795,589.85	2,883,496.51	438,468.00	8,240,618.36
运输设备	12,986,732.43	1,625,745.72	82,756.55	14,529,721.6
其他设备	3,180,714.87	666,560.63		3,847,275.5
合计	44,586,591.96	17,366,179.90	5,521,724.38	56,431,047.48
累计折旧				
房屋建筑物	984,129.45	684,433.99	256,415.50	1,412,147.94
机械设备	545,782.54	994,073.88	73,162.28	1,466,694.14
运输设备	2,175,253.85	1,505,105.03	34,003.86	3,646,355.02
其他设备	1,107,418.51	750,114.95		1,857,533.46
合　　计	4,812,584.35	3,933,727.85	363,581.64	8,382,730.56
净　　值				
土地资产(清产核资估价入帐)				
房屋建筑物	21,639,425.36	7,005,943.05	244,084.33	28,401,284.08
机械设备	524,9807.31	1;889,422.63	365,305.72	6,773,924.22
运输设备	1,081,1478.58	120,640.69	48,752.69	10,883,366.58
其他设备	2,073,296.36	-83,554.32	·	1,989,742.04
合　　计	39,774,007.61	8,932,452.05	658,142.74	48,048,316.92

1、本年增加的固定资产中，由在建工程转入的金额 12,749,268.12 元。

2、年末已提足折旧仍继续使用的固定资产原值 134,011.26 元，本年报废皮卡车原值 82,756.55 元，累计折旧 34,003.86 元，净值 48,752.69 元。本年出售康明斯车间原值 5,000,499.83 元，累计折旧 256,415.50 元，净值 4,744,084.33 元，本年出售康明斯机械设备原值 438,468.00 元，累计折旧 73,162.28 元，净值 365,305.72 元。

3、本年增加的累计折旧中，本年计提的累计折旧费用 3,933,727.85 元。

9. 在建工程

（1） 在建工程

工程名称	初始预算数	年初数	本期增加	其中：借款费用	本期减少	其中：本期转固	年末数	其中：借款费用	资金来源	投入占预算比
合 计	12,181,500.00	7,423,195.19	5,360,572.93		12,749,268.12	12,749,268.12	34,500.00		—	—
其中：余额前十名明细小计	12,181,500.00	7,423,195.19	5,360,572.93		12,749,268.12	12,749,268.12	34,500.00			104.66%
1、公司办公楼	3,300,000.00	3,262,854.20	311,766.16		3,574,620.36	3,574,620.36	-		自筹	108.32%
2、大件机加车间	320,000.00		316,869.48		316,869.48	316,869.48	-		自筹	99.02%
3、电气修理车间	110,000.00	108,340.00			108,340.00	108,340.00	-		自筹	98.49%
4、汽贸中心	5,600,000.00	4,052,000.99	1,925,666.66		5,977,667.65	5,977,667.65	-		自筹	106.74%
5、机修车间	110,000.00		104,198.00		104,198.00	104,198.00	-		自筹	94.73%
6、成品库	400,000.00		366,557.00		366,557.00	366,557.00	-		自筹	91.64%
7、立式机床	798,000.00		798,000.00		798,000.00	798,000.00	-		自筹	100%
8、双头铣床	34,500.00		34,500.00				34,500.00		自筹	100%
9、滚齿机	189,000.00		189,000.00		189,000.00	189,000.00	-		自筹	100%
10、运输队办公室	1,320,000.00		1,314,015.63		1,314,015.63	1,314,015.63			自筹	100%
合 计	12,181,500.00	7,423,195.19	5,360,572.93		12,749,268.12	12,749,268.12	34,500.00			

10. 短期借款

（1）借款类别

借款类别	年初数	年末数
抵押借款		
担保借款	4,000,000.00	
信用借款		
合　计	4,000,000.00	

（2）说明：期初短期借款本期已全部偿还。

11. 应付帐款

（1）应付账款账龄情况

帐龄	年初数		年末数	
	金额	比例(%)	金额	比例(%)
1年以内	16,118,705.53	99.92	18,166,437.87	79.49
1—2年	12,225.00	0.08	4,687,180.86	20.51
2—3年				
3年以上				
合　计	16,130,930.53	100%	22,853,618.73	100%

（2）　主要债权人(除关联方)及欠款原因如下：

序号	债权人名称	金额	发生时间	原因
1	江西福田实业有限公司	2,259,259.17	2005.12	资金紧张
2	大同市紫祥实业有限责任公司	751,596.30	2005.12	资金紧张
3	朔州宏运汽车运输公司	2,058,348.00	2005.10	资金紧张
4	代县万洋密封有限公司	206,554.42	2005.12	资金紧张
5	沧州市奥华物资有限公司	159,250.00	2005.12	资金紧张
6	五寨县中邦精工科技有限公司	238,805.08	2005.12	资金紧张
7	朔州市恒亚昆工贸有限责任公司	458,884.54	2005.12	资金紧张
8	朔州市路新经贸有限公司	441,779.10	2005.04	资金紧张
9	镇江巨龙矿山设备有限公司	110,561.00	2005.12	资金紧张
10	河北华信建筑工程有限公司	132,348.68	2005.09	资金紧张
合　计		6,817,386.29		

12. 预收帐款

（1）预收账款账龄情况：

帐龄	年初数		年末数	
	金额	比例(%)	金额	比例(%)
1年以内	556,686.00	100.00	88,292.30	100.00
1—2年				
2—3年				
3年以上				
合计	556,686.00	100	88,292.30	100

（2）主要债权人(除关联方)及欠款原因如下（仅有4名）：

序号	债权人名称	金额	发生时间	原因
1	北京唯城万信矿山机械公司	30,000.00	2005.12	预收06年租赁费
2	平朔老龄委	26,500.10	2005.12	修理费
3	平朔小车队	24,633.90	2005.12	修理费
4	平朔劳务公司	7,158.30	2005.12	修理费
合计		30,000.00		

13. 应付工资

应付工资年末余额2,412,160.67 元。

公司本年工资总额为 12,000,000.00 元，公司本年实际计提数为 12,392,733.00 元，实际发放数为 9,980,573.00 元，未计提的工资储备。

14. 应付福利费

本公司应付福利费来源为按实际发放工资总额的 14%计提。本公司本年度计提应付福利费 453,541.74 元，全额上交平朔肥煤公司。应付福利费年末余额为零。主要支出为个人医疗 50,900.40 元、食堂设备 5,442.20 元等。

15. 应付利润（股利）

主要股东名称	年初数	本期增加	本期减少	年末数	期末未付原因
平朔煤炭工业公司	440,364.31			440,364.31	暂欠，无异常原因
中煤进出口公司	51,105.51			51,105.51	暂欠，无异常原因
合计	491,469.82			491,469.82	

本公司期末应付股利余额为 491,469.82 元，其中，应付平朔煤炭工业公司 2003 年度股利 337,676.55 元，2004 年度股利 102,687.76 元；应付中煤进出口公司 2004 年度股利 51,105.51 元。

16. 应交税金

税 项	适用税率	年初数	年末数
增值税	17.00%	-1,259,414.99	-1,958,842.75
营业税	3.00%	33,366.29	138,480.56
城市建设维护税	7.00%	68,686.77	59,893.57
个人所得税		504,725.06	111,848.58
企业所得税	33.00%	2,750,081.09	650,848.84
其他			
合 计		2,097,444.22	-997,771.20

17. 其他应交款

税 项	年初数	本年应交	本年已交	年末数
教育费附加	28,297.16	260,779.36	262,943.57	26,132.95
社会保险金				
住房公积金				
价格调控基金	15,252.00	130,345.16	132,306.85	13,290.31
合 计	43,549.16	391,124.52	395,250.42	39,423.26

18. 其他应付款

帐龄	年初数		年末数	
	金额	比例(%)	金额	比例(%)
1 年以内	5,763,628.91	99.58%	12,487,985.58	96.83%
1—2 年	23,760.00	0.42%	409,414.38	3.17%
2—3 年				
3 年以上				
合 计	5,787,388.91	100%	12,897,399.96	100%

主要债权人(除关联方)及欠款原因如下：

序号	债权人名称	金额	发生时间	原因
1	山西省能源基金	4,975,221.25	2005.12	资金紧张，暂欠
2	太原信丰通机电有限公司	98,700.00	2005.12	资金紧张
3	朔州老旧汽车更新改造领导组	58,300.00	2005.12	资金紧张
4	应县市政工程公司	15,358.00	2004.12	资金紧张
5	朔州刘家口洗煤厂筹备处	346,298.00	2004.12	资金紧张
6	上海宏沃塑业有限公司	120,288.00	2005.12	资金紧张
7	大同鹏程实业有限公司	139,095.00	2005.06	资金紧张

8	朔城区地税局	52,229.61	2005.03	资金紧张
9	朔州市朔城区红星商场	6,232.00	2005.12	资金紧张
10	朔城区房管所建安装璜公司	20,000.00	2004.12	资金紧张
合计		6,433,708.45		

19. 实收资本

(1) 项目

投资者名称	年初数		本期增加额	本期减少	年末数	
	金额	比例			金额	比例
平朔煤炭工业公司	28,304,928.00	66.77%			28,304,928.00	66.77%
中煤进出口公司	14,087,000.00	33.23%			14,087,000.00	33.23%
合　计	42,391,928.00	100.00%			42,391,928.00	100.00%

(2) 国有资本

投资者名称	年初数		本期增加	本期减少	年末数	
	金额	比例			金额	比例
①国家资本						
②国有法人资本						
平朔煤炭工业公司	28,304,928.00	66.77%			28,304,928.00	66.77%
中煤进出口公司	14,087,000.00	33.23%			14,087,000.00	33.23%
合　计	42,391,928.00	100.00%			42,391,928.00	

20. 盈余公积

(1) 项目

项　目	年初数	本期增加	本期减少	年末数
法定盈余公积	76,896.64			76,896.64
公益金	76,896.64			76,896.64
任意盈余公积				
其他				
合　计	153,793.28			153,793.28

(2) 国有盈余公积

项　目	年初数	本期增加	本期减少	年末数
①国家独享部分				

②其他部分	153,793.28			153,793.28
合　　计	153,793.28			153,793.28

本公司报告期经营亏损，本期未计提盈余公积。

21. 未分配利润

项目	金额
上年年末余额	461,379.80
加：年初未分配利润调整数	
其中：执行《企业会计制度》追溯调整	
重大会计差错	
其他调整因素	
本年年初余额	461,379.80
本年增加数	-1,365,373.41
其中：本年净利润转入	-1,365,373.41
其他增加	
本年减少数	
其中：本年提取盈余公积数	
本年分配现金股利数	
本年分配股票股利数	
其他减少	
本年年末余额	903,993.61
其中：董事会已批准的现金股利数	

本公司本年度经营亏损，未进行利润分配。

22. 主营业务收入与成本

项　目	主营业务收入		主营业务成本	
	2004 年度	2005 年度	2004 年度	2005 年度
煤炭产品销售收入	275,626,500.00	73,222,283.98	134,470,000.00	72,625,119.27
其他产品销售收入	49,102,803.04	77,771,722.96	36,480,856.54	66,024,063.11
小计	324,729,303.04	150,994,006.94	170,950,856.54	138,649,182.38
公司内业务分部间抵销				
合计	324,729,303.04	150,994,006.94	170,950,856.54	138,649,182.38

本年度煤炭产品销售收入 73,222,283.98 元，比去年同期 275,626,500.00 元减少 73%，煤炭产品销售收入变化原因是本年度煤炭产品销售量 45.28 吨，比去年同期 135.20 吨的减少 66.5%。本年度其

他产品销售收入 77,777,122.96 元，比去年同期 49,102,803.04 元增加 58.40%，其他产品销售收入变化的原因是本年度机械加工二厂在选煤、井下皮带运输系统的设备和加工上大搞技术引进和工艺改造，使现有的生产能力有了更大的提高，增加了产品品种，增加了收入。

23. 其他业务利润

项目	其他业务收入		其他业务支出	
	2004 年度	2005 年度	2004 年度	2005 年度
材料销售	876,303.02	125,007.55		23,540.88
提供劳务				
租赁业务		456,481.00		164,172.68
其他				
小计	876,303.02	581,488.55		187,713.56
公司内业务分部间抵销				
合计	876,303.02	581,488.55		187,713.56

24. 主营业务税金及附加

项 目	计缴基数	计缴比例	本年数	上年数
营业税	144,473,890.00	3.00%	434,216.70	289,078.93
消费税				
城市维护建设税	5,777,273.00	7.00%	404,409.11	612,426.65
资源税				
教育费附加	5,777,273.00	3.00%	173,318.19	180,280.41
价格调控基金	5,774,273.00	1.50%	86,614.07	95,033.62
合 计			1,098,558.07	1,176,819.61

25. 财务费用

项 目	2004 年度	2005 年度
利息支出	475,350.00	2,946,580.25
减：利息收入	52,627.94	17,963.02
汇兑损失		
减：汇兑收益		
手续费支出	6,409.60	4,799.05
其他支出		
合 计	429,131.66	2,933,416.28

本期从平朔公司结算中心借入流动资金借款 5600 万元，致使本期利息支出较年初有大幅度增加。

26．投资收益

项　目	2004 年	2005 年
股票投资收益		
债权投资收益		
其中：债券收益		
其他债权投资收益		
以成本法核算的被投资单位宣告分派的利润		
年末调整的被投资单位所有者权益增减的金额	-388,978.42	
股权投资差额摊销	22,167.41	
股权投资转让收益		221,250.10
委托理财收益		
委托贷款受益		
计提的投资减值准备		
其他投资收益		
合　计	-366,811.01	221,250.10

本年度 4 月份，本公司按照中煤集团公司清理撤并四级子公司的要求，撤并了双安皮带运输机有限公司，并确认投资收益 221,250.10 元。

27．营业外收入

项　目	2004 年度	2005 年度
固定资产盘盈		
处置固定资产净收益		642,329.75
非货币性交易收益		
罚款净收入		
其他		3,759.20
合　计		646,088.95

28．营业外支出

项　目	2004 年度	2005 年度
固定资产盘亏		
处置固定资产净损失		10,234.21
债务重组损失		
罚款支出		34,881.03
捐赠支出		
非常损失		

其他	70,628.25	22,236.88
合　　计	70,628.25	67,352.12

29. 支付的其他与经营活动有关的现金

项　　目	本年数	内容说明
支付的其他与经营活动有关的现金	578,699.80	支付车辆财产保险费
合　计	578,699.80	

30. 支付的其他与投资活动有关的现金

项　　目	本年数	内容说明
支付的其他与筹资活动有关的现金	1,440,000.000	退李桂荣、张惠珍、张晓博股东投资及红利款
支付的其他与筹资活动有关的现金	225,000.00	收平宇化工公司山东宇强公司退股款待
合　计	1,665,000.00	

九、非经常性损益的说明

项目	金额	备注
处置固定资产净损失	10,234.21	皮卡车丢失净损失
罚款支出	34,881.03	税务及工商局罚款
其他	22,236.88	副业厂购菜籽及劳务费
处置固定资产净收益	290,792.35	出售康明斯车间净收入款
处置固定资产净收益	51,537.40	出售意境囤净收入款
其他	300,000.00	收贾小林购废煤气发生炉
其他	3,759.20	收到合股基金会代垫股金红利
处置长期股权投资	221,250.10	处置对双安公司长期股权投资
合　计	934,691.17	

1、本年度损益中无消化以前年度潜亏和挂账情况。

2、本年度非经常性收入867,339.05元，非经常性支出67,352.12元，使本年度利润增加799,986.93元。

十、关联方关系及其交易

（一）关联方关系

1. 除附注八所述的子公司外，存在控制关系的关联方

企业名称	注册地址	主营业务	与本公司关系	经济性质	法定代表人

平朔煤炭工业公司	平朔生活区	煤炭开采	本公司之控股母公司	国有经济	王德志

2. 存在控制关系的关联方的注册资本及其变化

关联方名称	年初数	本期增加	本期减少	年末数
平朔煤炭工业公司	197,685,000			197,685,000

3. 存在控制关系的关联方的所持股份及其变化

关联方名称	持股金额		持股比例（%）	
	上年数	本年数	上年数	本年数
平朔煤炭工业公司	28,304,928.00	28,304,928.00	66.67	66.67

4. 不存在控制关系的关联方的性质

（1）与本公司同受一母公司控制的关联方

关联方名称	母公司持有股份	主营业务	与本公司关联交易内容
平朔安太堡露天煤炭有限公司	不适用	煤炭开采等	商品销售
平朔安家岭露天煤炭有限公司	99.99%	煤炭开采等	商品销售
平朔多种经营发展公司	100%	矿山配件加工等	商品销售

（2）与本公司存在其他关联关系的企业

无。

（二）关联交易

1. 销售商品

关联方名称	上年数		本年数		
	金额	比例(%)	金额	比例(%)	计价标准
安太堡露天煤矿	9,187,620.38	3.03	15,335,454.11	44.54	市场价格
安家岭露天煤炭有限公司	11,841,413.87	3.90	19,093,374.42	55.46	市场价格
平朔煤炭工业公司	282,569,361.76	93.07			市场价格
合　计	303,598,396.01	100.00	34,428,828.53	100	

2. 提供劳务

关联方名称	上年数		本年数		
	金额	比例(%)	金额	比例(%)	计价标准
安太堡露天煤矿	6,863,347.35	65.46%	7,853,036.36	24.29%	市场价格
安家岭露天煤矿有限公司	2,343,059.56	22.35%	2,481,234.49	75.71%	市场价格
平朔煤炭工业公司	1,278,840.74	12.20%			市场价格

合　计	10,485,247.65	100.00%	10，334，270．85	100.00%	

3. 关联方资金往来

（1）资金融通

	关联方名称	本金	利率	本年应计利息	年初数	年末数
借入:	平朔煤炭工业公司	50,000,000.00	5.58%	2,946,580.25	50,000,000.00	38,000,000.00
借出:						

本公司向平朔煤炭工业公司借入的流动资金贷款，按中国人民银行公布的同期利率支付利息。

（2）应收账款关联方余额占全部应收账款余额的比重

关联方名称	年初数			年末数		
	金　额	比例(%)	账龄	金额	比例(%)	账龄
平朔煤炭工业公司	3、389．266.98	11．75%	一年以内	1,475,974.04	6.00%	
安太堡露天煤矿	5,414,035.93	18．77%	一年以内	154,005.71	1.00%	一年以内
安家岭露天煤矿	6,967,265.89	24．16%	一年以内	6,844,904.50	28.00%	一年以内
合　计	15,770,568.8005	54．68%		8,474,884.25	35.00%	

（3）应付账款关联方余额占全部应付账款余额的比重

关联方名称	年初数			年末数		
	金　额	比例	账龄	金额	比例	账龄
平朔煤炭工业公司				1,531,848.06	7.00%	一年以内
合　计				1,531,848.06	7.00%	

（4）预收账款关联方余额占全部预收账款余额的比重

关联方名称	年初数			年末数		
	金　额	比例	账龄	金额	比例	账龄
平朔煤炭工业公司				58,292.30	66.00%	一年以内
合　计				58,292.30	66.00%	

（5）其他应收款关联方余额占全部其他应收款余额的比重

关联方名称	年初数			年末数		
	金　额	比例	账龄	金额	比例	账龄
平朔煤炭工业公司				14,559.51	0．003%	一年以内
合　计				14,559.51	0．003%	

（6）其他应付款关联方余额占全部其他应付款余额的比重

关联方名称	年初数	年末数

	金 额	比例	账龄	金额	比例	账龄
平朔煤炭工业公司				4,894,322.86	38.00%	一年以内
合 计				4,894,322.86	38.00%	

十一、或有事项

截止 2005 年 12 月 31 日，本公司无重大或有事项。

十二、承诺事项

截止 2005 年 12 月 31 日，本公司无重大承诺事项。

十三、资产负债表日后事项

无。

十四、企业清产核资的情况说明

无。

十五、其他重要事项

1. 期初余额的调整情况

本公司上年度将控股子公司双安皮带运输机有限公司纳入合并会计报表范围，本年度 4 月份，本公司按照中煤集团公司清理撤并四级子公司的要求，撤并了双安皮带运输机有限公司，将双安公司中其他股东的股份退回，并注销了双安公司。本年度决算时，本公司相应调整了年初数，调减年初少数股东权益项目 1,660,345.23 元，调增期初“其他应付款”项目，相当于期初即已将其他股东股份退回，调整后年初年末报表口径一致。

2. 对本年度审计报告保留事项的说明及未进行调整的原因

无。

3. 企业本年度财务决算中依据会计师事务所审计意见所进行的主要账务调整事项

无。

4. 其他重要事项

无。

朔州平朔实业发展有限公司

2006 年 2 月 20 日

审计情况说明

1、接受委托审计的企业范围及审计类型

我们接受平朔煤炭工业公司的委托，对其所属的平朔实业发展有限责任公司及其子公司2005年度财务决算进行了审计，具体单位及审计意见类型见附表。

2、前期审计差异调整情况

本年无审计诧异调整情况。

3、本年度审计未调整事项

本年度无审计未调整事项。

4、本年度审计不确认事项

本年度审计无不确认事项。

5、注册会计师认为需要说明或者恰当反映的其他事项


北京中天恒会计师事务所有限责任公司

北京中天恒会计师事务所有限责任公司

2006年2月24日

平朔实业开发有限责任公司审计报告意见类型汇总表

序号	公司名称	次级	资产总额（万元）	承担审计的会计师事务所名称	审计报告意见类型
1	平朔实业开发有限责任公司		11,742.63	中天恒会计师事务所	标准无保留意见
2					
3					
4					
5					
6					
7					
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					

专项审计情况说明

我们接受平朔煤炭工业公司（以下简称平朔公司）的委托，审计了平朔实业开发有限责任公司（以下简称实业公司）2005年12月31日的合并资产负债表以及2005年度的合并利润及利润分配表和合并现金流量表。根据财政部《关于改进和加强企业年度会计报表审计工作管理的若干规定》（财企[2004]5号）、国务院国有资产监督管理委员会《关于印发〈中央企业财务决算审计工作规则〉的通知》（国资发评价[2004]173号）等文件的有关规定，现将ABC公司的审计情况报告如下：

一、接受委托审计的企业范围

按照实业公司决算报表统计口径，2005年度合并会计报表的审计范围为实业公司及所属全部（独资或控股）的子公司（含下属事业单位、分支机构、境外子公司等），共8户，其中纳入合并范围的二级子公司0户，详细情况请见实业公司合并会计报表附注九的披露信息。

二、参与实业公司联合审计的会计师事务所

参与实业公司2005年度合并会计报表联合审计的会计师事务所共1家，具体参审情况如下：

序号	会计师事务所名称	参审二级子公司户数	资产总额（万元）	出具非标准无保留意见户数	备注
1	北京中天恒会计师事务所	0	11,742.63	0	
2					
3					
4					
5					
	合 计	-	11,742.63	-	

三、ABC公司各级子公司审计报告意见类型汇总情况

1、审计报告类型为标准无保留意见的1份；

2、审计报告类型为带强调事项段无保留意见的0份；

3、审计报告类型为保留意见的0份；

4、审计报告类型为带强调事项段保留意见的0份；

5、审计报告类型为否定意见的0份；

6、审计报告类型为无法表示意见的0份；

具体审计意见内容详见“审计报告意见类型汇总表”及“审计报告摘要汇总”。

四、2005年度会计报表的年初数与上年年末数不一致的情况及主要原因

实业公司年初数无与上年数不一致的情况

序号	主要原因	资产总额	负债总额	所有者权益总额	备注
1	股权转移(隶属关系变更)				
2	按国家统一政策调整报表				
3	会计政策变更				
4	会计估计变更				
5	会计差错更正				
6					
	合计				

五、按照国家政策开展清产核资工作、主辅分离、债务重组、改制改组、破产出售、资产处置、债转股等工作，依据有关部门批复文件调整会计账务情况

实业公司无上述情况

六、实业公司2004年度会计报表已经北京中天恒会计师事务所审计，并出具XXX号审计报告，审计意见类型为标准无保留意见报告。

七、企业在本年度财务决算中依据会计师事务所审计意见进行的主要账务调整事项

1、审计调整事项对报表项目的影响列表如下:

报表项目	期末未审数	审计调整数		期末报出数	备注
		借方	贷方		
其他业务收入	5,570,897.55	4,989,409.00		581,488.55	
其他业务支出	4,698,616.65		4,698,616.65	-	
营业外收入	355,296.60		290,792.35	646,088.95	

2、主要审计调整事项的原因及金额。

序号	审计调整原因	调整分录	借方	贷方
1	05年11月实业公司出售康明斯车间，此业务记入其他业务收支，审计中提请记入营业外收入。	其他业务收入	4,989,409.00	
		营业外收入		4,698,616.65
		其他业务支出		290,792.35

八、本年度审计未调整事项

实业公司本年无审计未调整事项

九、本年度审计不确认事项

实业公司本年无审计不确认事项


中天恒会计师事务所有限责任公司

中天恒会计师事务所有限公司

2006年2月20日

企业法人营业执照

（副　本）

注册号1100002443591（1—1）

名　　称 北京中天恒会计师事务所有限责任公司

住　　所 北京市海淀区中关村南大街17号韦伯时代中心C座2306室

法定代表人 高雅青

注册资本 200万元

企业类型 有限责任公司

经营范围 审计企业会计报表，出具审计报告；验证企业注册资本（金），出具验资报告；办理企业合并、分立、清算事项中的审计业务，出具有关的报告；法律、行政法规规定的其他审计业务；基本建设施工预决（结）算审计验证；会计业务咨询服务；销售与会计业务相关的账册、文表、用具；从事资产评估业务；建筑工程造价咨询；工程招标代理；法律、法规禁止的，不得经营；应经审批的，未获审批前不得经营；法律、法规未规定审批的，企业自主选择经营项目，开展经营活动。（法律、法规规定需要专项审批的，取得审批前，不得开展经营活动）＊＊＊

营业期限 自1999年08月25日至 2039年08月24日

成立日期 1995年10月11日

说　　明

1.《企业法人营业执照》是企业取得企业法人资格和合法经营的凭证。
2.《企业法人营业执照》分正本和副本，正本和副本具有同等法律效力。营业执照正本应放在企业法人住所醒目的位置。企业法人可根据业务需要，向登记机关申请领取若干副本。
3.营业执照不得伪造、涂改、出租、出借、转让。除登记机关外，其他任何单位和个人均不得扣留、收缴和吊销。
4.企业法人应在核准登记的经营范围内从事经营活动。
5.企业法人登记注册事项发生变化时，应向原登记机关申请变更登记。
6.每年一月一日至四月三十日，登记机关对企业法人进行年度检验。
7.企业注销登记时，应交回营业执照正、副本。营业执照被登记机关吊销后即自行失效。

企业法人年检情况



登记机关

2004年 月13日

审 计 报 告

中天恒审字[2005]1019-6号

朔州平朔实业发展有限责任公司：

我们审计了后附的朔州平朔实业发展有限责任公司（以下简称实业公司）2004年12月31日的合并资产负债表和2004年度的合并利润及利润分配表、合并现金流量表、合并资产减值准备及资产损失情况表、合并所有者权益（或股东权益）增减变动表、合并应上交应弥补款项表。这些会计报表的编制是实业公司管理当局的责任，我们的责任是在实施审计工作的基础上对这些会计报表发表意见。

我们按照中国注册会计师独立审计准则计划和实施审计工作，以合理确信会计报表是否不存在重大错报。审计工作包括在抽查的基础上检查支持会计报表金额和披露的证据，评价管理当局在编制会计报表时采用的会计政策和做出的重大会计估计，以及评价会计报表的整体反映。我们相信，我们的审计工作为发表意见提供了合理的基础。

我们认为，上述会计报表符合国家颁布的企业会计准则和《企业会计制度》及其他财务会计法规的规定，在所有重大方面公允反映了实业公司2004年12月31日的财务状况以及2004年度的经营成果和现金流量。

附件：

1. 资产负债表
2. 利润及利润分配表
3. 现金流量表
4. 资产减值准备及资产损失情况表
5. 所有者权益（或股东权益）增减变动表
6. 应上交应弥补款项表会计报表
7. 会计报表附注

北京中天恒会计师事务所有限责任公司
地址：北京市海淀区中关村南大街17号
韦伯时代大厦C座2306室
电话：(010)88579518/19
传真：(010)88571033
邮编：100081

中国注册会计师：高雅青

中国注册会计师：冯维岭

2005年03月14日

附送1-2

利润及利润分配表

2004年度

单位名称：朔州平朔实业发展有限责任公司　　　　单位：人民币元

项目	行次	上年累计数	本年累计数
一、主营业务收入	1	87,140,595.97	324,729,303.04
其中：出口产品（商品）销售收入	2		
进口产品（商品）销售收入	3		
减：折扣与折让	4		
二、主营业务收入净额	5	87,140,595.97	324,729,303.04
减：（一）主营业务成本	6	66,574,847.49	170,950,856.54
其中：出口产品（商品）销售成本	7	-	-
（二）主营业务税金及附加	8	860,476.09	1,176,819.61
（三）经营费用	9	-	-
（四）其他	10	-	-
加：（一）递延收益	11	-	-
（二）代购代销收入	12	-	-
（三）其他	13	-	-
三、主营业务利润	14	19,705,272.39	152,601,626.89
加：其他业务利润	15	242,237.06	876,303.02
减：（一）营业费用	16	9,209,372.50	134,347,753.23
（二）管理费用	17	5,175,828.85	10,409,768.65
（三）财务费用	18	274,120.12	429,131.66
其中：利息支出	19	286,285.00	475,350.00
利息收入	20	17,998.90	52,627.94
汇兑净损失	21	5,834.02	6,409.60
（四）其他	22	-	-
四、营业利润	23	5,288,187.98	8,291,276.37
加：（一）投资收益	24	-	-366,811.01
（二）期货收益	25	-	-
（三）补贴收入	26	-	-
其中：补贴前亏损企业补贴收入	27	-	-
（四）营业外收入	28	118,341.71	-
其中：处置固定资产净收益	29	-	-
非货币交易收益	30	-	-
出售无形资产收益	31	-	-
罚款净收入	32	-	-
（五）其他	33	-	-
其中：用以前年度含量工资结余弥补利润	34	-	-
减：（一）营业外支出	35	3,643,418.76	70,628.25
其中处置固定资产净损失	36	-	-
出售无形资产损失	37	-	-
罚款支出	38	-	-
捐赠支出	39	-	-
（二）其他支出	40	-	-
其中：结转的含量工资包干结余	41	-	-
五、利润总额	42	1,763,110.93	7,853,837.11
减：所得税	43	580,655.77	3,785,626.11

*少数股东损益	44	95,935.47	212,001.81
加：未确认的投资损失	45	-	-
六、净利润	46	1,086,519.69	3,856,209.19
加：（一）年初未分配利润	47	1,226,315.88	-3,087,242.83
（二）盈余公积补亏	48		-
（三）其他调整因素	49	-3,289,553.19	-
七、可供分配的利润	50	-976,717.62	768,966.36
减：（一）提取法定盈余公积	51	107,585.77	76,896.64
（二）提取法定公益金	52	53,792.89	76,896.64
（三）提取职工奖励及福利基金	53	-	-
（四）提取储备基金	54	-	-
（五）提取企业发展基金	55	-	-
（六）利润归还投资	56	-	-
（七）补充流动资本	57	-	-
（八）单项留用的利润	58	-	-
（九）其他	59	-	-
八、可供投资者分配的利润	60	-1,138,096.28	615,173.08
减：（一）应付优先股股利	61	-	-
（二）提取任意盈余公积	62	-	-
（三）应付普通股股利	63	1,949,146.55	153,793.28
（四）转作资本的普通股股利	64	-	-
（五）其他	65	-	-
九、未分配利润	66	-3,087,242.83	461,379.80
其中：应由以后年度税前利润弥补的亏损	67		
一、出售、处置部门或被投资单位所得收益			
二、自然灾害发生的损失			
三、会计政策变更增加（或减少）的利润总额			
四、会计估计变更增加（或减少）的利润总额			
五、债务重组损失			
六、其他非经营性损益			

附送1-3

现 金 流 量 表

2004年度

单位名称：朔州平朔实业发展有限责任公司

单位:人民币

项　　目	行次	金额	项　　目	行次	金额	项　　目	行次	金额
一、经营活动产生的现金流量：	1		三、筹资活动产生的现金流量	25		固定资产报废损失	49	-
销售商品、提供劳务收到的现金	2	300,115,341.56	吸收投资所收到的现金	26	19,954,000.00	财务费用	50	429,131.6
收到的税费返还	3	-	借款所收到的现金	27	64,000,000.00	投资损失（减：收益）	51	-362,472.4
收到的其他与经营活动有关的现金	4	-	收到的其他与筹资活动有关的现金	28	-	递延税款贷项（减：借项）	52	-
现金流入小计	5	300,115,341.56	现金流入小计	29	83,954,000.00	存货的减少（减：增加）	53	-13,869,940.7
购买商品、接受劳务支付的现金	6	331,216,699.86	偿还债务所支付的现金	30	7,000,000.00	经营性应收项目的减少（减：增加）	54	-35,862,524.9
支付给职工以及为职工支付的现金	7	9,260,221.75	分配股利利润或偿付利息所支付的现金	31	2,213,902.14	经营性应付项目的增加（减：减少）	55	-10,295,058.5
支付的各项税费	8	8,797,333.07	支付的其他与筹资活动有关的现金	32	-	其他	56	-
支付的其他与经营活动有关的现金	9	-	现金流出小计	33	9,213,902.14	经营活动产生的现金流量净额	57	-49,158,913.1
现金流出小计	10	349,274,254.68	筹资活动产生的现金流量净额	34	74,740,097.86	2、不涉及现金收支的投资和筹资活动	58	
经营活动产生的现金流量净额	11	-49,158,913.12	四、汇率变动对现金的影响	35		债务转为资本	59	
二、投资活动产生的现金流量	12		五、现金及现金等价物净增加额	36	-2,411,027.35	一年内到期的可转换公司债券	60	
收回投资所收到的现金	13	2,460,000.00	补充资料：	37		融资租入固定资产	61	
其中：出售子公司所收到的现金	14	-	1、将净利润调节为经营活动的现金流量	38		其他	62	
取得投资收益所收到的现金	15	117,608.38	净利润	39	3,856,209.19	3、现金及现金等价物净增加情况	63	
处置固定资产、无形资产和其他长期资产而收到的现金净额	16	-	加：*少数股东损益	40	212,001.81	现金的期末余额	64	3,599,769.3
收到的其他与投资活动有关的现金	17	-	减：*未确认的投资损失	41	-	减：现金的期初余额	65	6,010,796.9
现金流入小计	18	2,577,608.38	加：计提的资产减值准备	42	-	加：现金等价物的期末余额	66	-
购建固定资产、无形资产和其他资产所支付的现金	19	22,109,820.47	固定资产折旧	43	2,653,600.47	减：现金等价物的期初余额	67	-
投资所支付的现金	20	8,460,000.00	无形资产摊销	44	-	现金及现金等价物净增加额	68	-2,411,027.3
其中：购买子公司所支付的现金	21	-	待摊费用减少：（减：增加）	45	-			
支付的其他与投资活动有关的现金	22	-	长期待摊费用摊销	46	-			
现金流出小计	23	30,569,820.47	预提费用增加：（减：减少）	47	-			
投资活动产生的现金流量净额	24	-27,992,212.09	处置固定资产、无形资产和其他长期资产损失（减：收益）	48	4,080,140.42			

附送1-4

资产减值准备及资产损失情况表

2004年12月31日

单位名称：扬州平扬实业发展有限责任公司　　　　　　　　单位：人民币元

项目	行次	年初余额	本年增加数	本年转回(减少)数					年末余额	项目	行次	金额	项目	行次	金额
				因资产价值回升转回数	因发生事实损失冲销数	因出售资产转出数	其他原因转回(减少)数	合计							
栏次	0														
一、资产减值准备合计	1	221,546.50	198,524.72	-	-	-	16,975.94	16,975.94	403,095.28	二、资产损失及挂账合计	22	-	4、其他挂账	43	
（一）坏账准备	2	221,546.50	198,524.72	-	-	-	16,975.94	16,975.94	403,095.28	（一）按制度待处理资产净损失	23	-	（四）经营亏损挂账（按"-"号填列	44	
其中：应收账款	3	183,649.72	174,873.51		-	-	15,576.77	15,576.77	342,946.46	1、流动资产净损失	24		（五）已确认未消化的资产损失挂账	45	
其他应收款	4	37,896.78	23,651.21		-	-	1,399.17	1,399.17	60,148.82	其中：坏账损失	25		三、当年处理以前年度损失和挂账	46	##########
（二）短期投资	5	-	-					-	-	存货损失	26		其中：在当年损益中消化以前年度损失挂账	47	
其中：股票投资	6								-	短期投资损失	27			48	
债券投资	7								-	2、固定资产净损失	28			49	
（三）存货跌价准备	8	-	-	-	-	-	-	-	-	其中：固定资产盘亏	29			50	
其中：库存商品	9							-	-	固定资产毁损、报废	30			51	
原材料	10							-	-	固定资产盘盈	31			52	
（四）长期投资减值准备	11	-	-	-	-	-	-	-	-	3、长期投资损失	32			53	
其中：长期股权投资	12							-	-	4、无形资产损失	33			54	
长期债权投资	13							-	-	5、在建工程损失	34			55	
（五）固定资产减值准备	14	-	-	-	-	-	-	-	-	6、委托贷款损失	35			56	
其中：房屋、建筑物	15							-	-	（二）按执行新制度清理的预计资产损失	36			57	
机器设备	16							-	-	其中：清产核资已确认的预计损失	37			58	
（六）无形资产减值准备	17	-	-	-	-	-	-	-	-	（三）资金挂账	38	-		59	
其中：专利权	18							-	-	1、政策性挂账	39			60	
商标权	19							-	-	2、应提未提形成的潜亏挂账	40			61	
（七）在建工程减值准备	20							-	-	其中：未足额提取的减值准备	41			62	
（八）委托贷款减值准备	21							-	-	3、应摊未摊形成的潜亏挂账	42			63	

附送1-5

所有者权益（或股东权益）增减变动表

2004年度

单位名称：朔州平朔实业发展有限责任公司

单位：人民币元

项目	行次	本年数	项目	行次	本年数	补充资料	行次	金额
一、实收资本	1		转增资本（或股本）	34	-	一、年初国有资本及权益总额	67	6,243,544.86
年初余额	2	12,437,927.50	分派现金股利或利润	35	-	二、本年国有资本及权益增加	68	34,702,173.58
本年增加数	3	34,087,000.50	分派股票股利	36	-	（一）国家、国有单位直接或追加投资	69	34,087,000.50
其中：资本公积转入	4	-	年末余额	37	76,896.64	（二）无偿划入	70	-
盈余公积转入	5	-	其中：法定盈余公积	38		（三）资产评估增加	71	-
利润分配转入	6	-	储备基金	39		（四）清产核资增加	72	-
新增资本（或股本）	7	-	企业发展基金	40		（五）产权界定增加	73	-
本年减少数	8	4,133,000.00	四、法定公益金	41		（六）资本（股票）溢价	74	-
年末余额	9	42,391,928.00	年初余额	42	-	（七）接受捐赠	75	-
二、资本公积	10		本年增加数	43	76,896.64	（八）债权转股权	76	-
年初余额	11		其中：从净利润中提取	44	76,896.64	（九）税收返还	77	-
本年增加数	12		本年减少数	45	-	（十）补充流动资本	78	-
其中：资本（或股本）溢价	13		其中：集体福利支出	46	-	（十一）减值准备转回	79	-
接受捐赠非现金资产准备	14		年末余额	47	76,896.64	（十二）会计调整	80	-
接受现金捐赠	15		五、未分配利润	48		（十三）中央和地方政府确定的其他因素	81	-
股权投资准备	16		年初未分配利润	49	-3,087,242.83	（十四）经营积累	82	615,173.08
拨款转入	17		本年净利润（净亏损以"-"号填列）	50	3,856,209.19	三、本年国有资本及权益减少	83	-
外币资本折算差额	18		盈余公积补亏	51	-	（一）经国家专项批准核销	84	-
其他资本公积	19		其他调整因素	52	-	（二）无偿划出	85	-
本年减少数	20		本年利润分配	53	307,586.56	（三）资产评估减少	86	-
其中：转增资本（或股本）	21		年末未分配利润（未弥补亏损以"-"号填列）	54	461,379.80	（四）清产核资减少	87	-
年末余额	22	-		55		（五）产权界定减少	88	-
三、法定和任意盈余公积	23			56		（六）消化以前年度潜亏和挂账减少	89	-
年初余额	24	-		57		（七）因自然灾害等不可抗拒因素减少	90	-
本年增加数	25	76,896.64		58		（八）因主辅分离减少	91	-
其中：从净利润中提取数	26	76,896.64		59		（九）企业按规定上缴红利	92	-
其中：法定盈余公积	27	76,896.64		60		（十）资本（股票）折价	93	-
任意盈余公积	28	-		61		（十一）中央和地方政府确定的其他因素	94	-
储备基金	29	-		62		（十二）经营减值	95	
企业发展基金	30	-		63		四、年末国有资本及权益总额	96	40,945,718.44
法定公益金转入数	31	-		64		五、年末其他国有资金	97	
本年减少数	32	-		65		六、年末国有资产总额	98	40,945,718.44
其中：弥补亏损	33	-		66		七、年末合并国有资产总额	99	

附送1-6

应上交应弥补款项表

2004年度

单位名称：朔州平朔实业发展有限责任公司　　　　　　　　　　　　　　　　　　　　单位：人民币元

项目	行次	金额	项目	行次	金额	项目	行次	金额
一、增值税	1		本年应交数	33		年初未交数	65	
年初未交数	2	1,620,076.66	本年已交数	34		本年应交数	66	
本年应交数	3	4,141,733.67	年末未交数	35	-	本年已交数	67	
本年已交数	4	7,021,225.32	八、关税	36		年末未交数	68	-
年末未交数	5	-1,259,414.99	本年已交进口关税	37		十五、基本养老保险	69	
二、消费税	6		本年已交出口关税	38		年初未交数	70	920,052.50
年初未交数	7	-	九、企业所得税	39		本年应交数	71	952,161.06
本年应交数	8	-	年初未交数	40	7,162.73	本年已交数	72	1,872,213.56
本年已交数	9	-	本年应交数	41	3,785,626.11	年末未交数	73	-
年末未交数	10	-	本年已交数	42	939,658.44	十六、失业保险	74	
三、营业税	11		年末未交数	43	2,853,130.40	年初未交数	75	-
年初未交数	12	46,329.57	十、其他各税	44		本年应交数	76	114,640.25
本年应交数	13	289,078.93	年初未交数	45	189,688.69	本年已交数	77	114,640.25
本年已交数	14	302,042.21	本年应交数	46	461,821.32	年末未交数	78	-
年末未交数	15	33,366.29	本年已交数	47	131,533.14	十七、基本医疗保险	79	
四、资源税	16		年末未交数	48	519,976.87	年初未交数	80	-
年初未交数	17		十一、财政贷款	49		本年应交数	81	248,988.63
本年应交数	18		年初结余	50		本年已交数	82	248,988.63
本年已交数	19		本年拨入	51		年末未交数	83	-
年末未交数	20	-	本年支出	52		补充资料	84	
五、城建税	21		本年结余	53	-	一、本年应交税金总额	85	9,476,864.00
年初未交数	22	28,349.54	十二、储备粮油差价款	54		二、本年实际上缴税金总额	86	9,153,021.00
本年应交数	23	612,426.65	年初未补数	55		三、本年实际支付补充养老	87	
本年已交数	24	572,089.42	本年应补数	56		四、本年实际支付补充医疗	88	21,560.00
年末未交数	25	68,686.77	本年已补数	57		五、出口退税情况：	89	
六、教育费附加	26		年末未补数	58	-	出口额（美元）	90	
年初未交数	27	28,592.50	十三、预算弥补亏损及补贴	59		以前年度欠出口退税	91	
本年应交数	28	186,177.32	年初未补数	60		本年度应收出口退税	92	
本年已交数	29	186,472.47	本年应补数	61		本年度已收出口退税	93	
年末未交数	30	28,297.35	本年已补数	62		年末欠出口退税	94	
七、农牧业税	31		年末未补数	63	-	六、本年应纳税所得额	95	7,810,969.13
年初未交数	32		十四、国有资本收益	64			96	

朔州平朔实业发展有限责任公司
会计报表附注

2004 年度

一、公司一般情况

朔州平朔实业发展有限责任公司(以下简称本公司)，由平朔职工合股基金会和平朔多种经营开发公司共同出资组建，2001 年 11 月 2 日在山西省朔州市工商行政管理局登记注册。2003 年2月平朔煤炭工业公司收购平朔多种经营开发公司的股份，并于 2003 年 2 月 25 日在朔州市工商行政管理局办理了公司变更手续，变更后本公司注册资本为 1,243.79 万元，其中平朔煤炭工业公司持股 66.77%，平朔职工合股基金会持股 33.23%。2004 年 8 月 6 日平朔实业公司股东会第七次会议一致通过公司增资扩股及股权转换，结果为：2004 年 1 月 1 日起原由平朔职工合股基金会所持有 33.23%的股份转让给中煤进出口公司，转让价格 413.3 万元。平朔煤炭工业公司新增 2000 万元，中煤进出口公司注资 995.4 万元。公司实收资本增至 4239 万元。其中平朔煤炭工业公司 2830 万元，中煤进出口公司 1409 万元。于 2004 年 9 月 3 日在朔州工商行政管理局进行了工商注册。本公司住所：平朔生活区。营业执照注册号码：1406001000666，法定代表人：王继平，注册资本 4239 万元。

本公司主要从事：机电加工及维修，汽车修理及销售，运输仓储，动植物养殖，塑料化工产品（不含危险品），房地产开发，信息，通讯咨询，煤炭洗选及销售，商业贸易。

二、不符合会计核算前提

无

三、公司主要会计政策、会计估计的说明

1. 本公司执行的会计制度

本公司执行相关的企业会计准则和《企业会计制度》及其补充规定。

2. 会计年度

本公司自每年公历 1 月 1 日起至 12 月 31 日止为一个会计年度。

3. 记账基础和计价原则

本公司采用借贷记账法，以权责发生制为记账基础，资产于取得时按实际成本入账；其后，如果发生减值，则计提相应的减值准备。

4. 记账本位币

本公司以人民币作为记账本位币。

5. 现金等价物的确定标准

本公司以持有期限短（一般是指从购买日起三个月内到期）、流动性强、易于转换为已知金额现金、价值变动风险很小的投资作为现金等价物。

本公司现金及现金等价物包括：现金、银行存款、其他货币资金和持有期限不超过三个月的短期投资。

6. 应收账款核算方法

本公司应收账款按实际发生额计价，坏账损失采用备抵法核算，采用个别认定法与账龄分析法结

合计提坏账准备，对于有确凿证据表明确实无法收回的应收款项，经本公司董事会或股东大会批准后列作坏账损失，冲销提取的坏账准备。

采用账龄分析法计提坏账准备的计提比例为：

单位	计提比例				
	3个月-1年（含1年）	1-2年（含2年）	2-3年（含3年）	3-5年（含5年）	5年以上
实业公司	2%	10%	30%	80%	100%

7. 存货

本公司存货主要包括库存商品、库存材料、产成品、在产品、自制半成品、在途商品和低值易耗品等。

本公司存货在取得时按实际成本计价；领用或发出存货，按照实际成本核算的，采用加权平均法确定其实际成本。

8. 长期投资核算方法

（1）长期股权投资

长期股权投资在取得时按实际支付的价款或确定的价值作为初始成本。本公司对投资额占被投资企业有表决权资本总额20%以下，或虽占20%或20%以上但不具重大影响的股权投资，采用成本法核算；对投资额占被投资企业有表决权资本总额20%或20%以上，或虽不足20%但具有重大影响的股权投资，采用权益法核算。

9. 固定资产计价及其折旧

(1)使用年限超过1年的房屋、建筑物、机器设备、运输工具及其它与生产经营有关的工具、器具、仪器等。不属于生产经营主要设备的物品，单位价值在2,000元以上，并且使用年限超过2年以上的，也列作固定资产。

(2)固定资产分类：房屋建筑物、机械设备、运输设备、其他。

(3)固定资产的计价：固定资产按其成本作为入账价值，其中：外购的固定资产的成本包括买价、运输费、及其他相关税费，以及为使固定资产达到预定可使用状态前所发生的可直接归属于该资产的其他支出；投资者投入的固定资产，按投资各方确认的价值作为入账价值。

(4)固定资产折旧采用直线法。

固定资产的预计经济使用年限、预计净残值率和折旧率如下：

固定资产类别	预计使用年限	残值率	年折旧率(%)
房屋建筑物	15－30	3.00%	3.33％－6.47％
机械设备	8-12	3.00%	12.13%-8.09%

运输设备	8-10	3.00%	12.13%-9.7%
其　他	8-12	3.00%	12.13%-8.09%

10. 在建工程

按实际发生的支出确定在建工程的工程成本，其中：自营工程按直接材料、直接工资、直接施工费等计量；出包工程按应支付的工程价款等计量；设备安装工程按所安装设备的价值、安装费用、工程试运转所发生的支出等确定工程成本；更新改造工程按更新改造前该固定资产的账面价值、更新改造直接费用、工程试运转支出以及所分摊的工程管理费等确定工程成本。未办理竣工决算的工程在达到预定可使用状态之日起，根据工程预算、造价或工程实际成本等，按估计的价值结转固定资产并于次月起开始计提折旧。待办理了竣工决算手续后再作调整。

11. 收入确认方法

本公司的营业收入主要包括主营业务收入、其他业务收入，其收入确认原则如下：

本公司商品销售/产品销售/通信业务的收入以企业已将商品/产品所有权上的主要风险和报酬转移给购货方；企业既没有保留通常与所有权相联系的继续管理权，也没有对已售出的商品实施控制；与企业相关的经济利益能够流入企业；相关的收入和成本能够可靠地计量，即作为收入的实现。

提供劳务的开始和完成分属不同的会计年度，按完工百分比法确认为营业收入。

利息和使用费收入在与交易相关的经济利益能够流入企业，收入的金额能够可靠地计量，即作为收入的实现。

劳务收入：在劳务已提供或技术成果已交付，同时收讫价款或取得收取价款凭证时，确认收入的实现。

12. 所得税的会计处理方法

本公司所得税的会计处理采用应付税款法。

13. 合并报表的编制方法

根据财政部财会字(1995)11号《关于印发<合并会计报表暂行规定>的通知》及有关补充规定编制合并会计报表。

合并范围包括：

绝对控股公司．即直接或间接占其权益性资本50.00%（不含50.00%）以上，拥有绝对控股权的

不纳入合并会计报表范围的子公司：

准备近期出售而短期持有其半数以上的权益性资本的子公司；

凡控股子公司均纳入合并会计报表范围；在编制合并会计报表时，将母公司与子公司间的债权、债务、投资、交易及未实现内部利润予以抵销，在此基础上相对应的资产、负债、权益以及收入、成本费用逐项合并。

14. 利润分配

根据国家有关法律和财务制度规定，企业所得税后利润按以下顺序分配:

(1)弥补以前年度亏损（指连续五年用所得税前利润弥补亏损后，仍未补足的亏损）.

(3)按 10%提取法定盈余公积金.

(4)按 10%提取公益金.

(5)根据中煤集团决算精神，按照当年可供分配利润的 20%向投资者分配利润.

四、本公司合并报表范围

本公司纳入合并范围的控股子公司及合营企业的情况如下:

公司名称	注册资本	投资金额	持股比例	注册地址	主营业务	备注
朔州平朔双安皮带运输机有限公司	3,000,000.00	1,560,000.00	52%	平朔生活区	托辊	

本公司未纳入合并范围的控股子公司及合营企业的情况如下:

公司名称	注册资本	投资金额	持股比例	注册地址	主营业务	备注
朔州平宇化工有限责任	500,000.00	275,000.00	55%			近期出售
朔州平朔驿通汽车服务	3,500,000.00	2,000,000.0	57.14%			近期出售

五、会计政策、会计估计变更及会计差错更正的说明

本公司 2003 年 12 月 31 日前执行《工业企业会计制度》, 2004 年 1 月 1 日后执行《企业会计制度》.

六、税项（按税务机关的纳税鉴定披露）

增值税　煤炭销项税率按应税收入的 13.00% ，其他业务销项税按 17.00%

营业税　按应税收入的　3.00%

城建税　按应交流转税额的　7.00%

教育费附加　按应交流转税额的 3.00%

房产税　自用部分按计税房产原值扣除 30%后按年税率 1.2%

企业所得税　按应纳税所得额的 33%

七、员工社会保障及福利

根据国家及朔州市劳动管理规定，本公司按职工工资总额的一定比例计提职工福利费和社会保险基金等. 该等基金余额作为应付福利费或其他应付款反映在资产负债表上，计提比例如下:

职工福利费　14.00%

职工教育经费　1.50%

工会经费　2.00%

养老保险基金 20.00%

工伤保险基金 2.00%

失业保险基金 2.00%

住房公积金 9.00%

八、会计报表主要项目注释（单位：元）

1. 货币资金

项目	年初余额			年末余额		
	原币金额	折算汇率	折合人民币	原币金额	折算汇率	折合人民币
现金			31.46			31.46
其中：人民币			31.46			31.46
银行存款			6,010,765.44			3,599,738.09
其中：人民币			6,010,765.44			3,599,738.09
其他货币资金						
合计			6,010,796.90			3,599,769.55

2. 应收票据

项目	年初余额	年末余额
银行承兑汇票	458,000.00	100,000.00
合计	458,000.00	100,000.00

3. 应收账款

（1）应收账款账龄情况如下：

账龄	年初余额				年末余额			
	金额	比例(%)	坏账准备		金额	比例(%)	坏账准备	
			比例(%)	金额			比例(%)	金额
1年以内（含1年）	9,182,485.92	100.00	2.00	183,649.72	20,876,082.96	28.97	2.00	167,080.06
1-2年（含2年）					7,960,787.23	6.10	10.00	175,866.40
合计:	9,182,485.92	100.00		183,649.72	28,836,870.19	100.00		342,946.46

（2）主要债务人(除关联方)及欠款原因如下：

序号	债务人名称	金额	发生时间	原因
1	平鲁区榆林矿	5,937,559.50	1年以内	阻燃皮带
2	朔州源丰润实业有限责任公司	2,092,462.80	1年以内	皮带机等
3	衡阳起运机械有限公司	1,358,273.00	1年以内	皮带机等
4	水窑湾煤矿	781,000.00	1年以内	皮带机等
5	韩村3#矿	755,000.00	1年以内	皮带机等

6	朔州朔城区西沙河煤矿	539,064.00	1年以内	皮带机等
7	沈阳市曾爱喜输送设备有限公司	428,085.90	1年以内	皮带机等
8	西沙河	247,100.00	1年以内	皮带机等
9	细水煤矿	145,000.00	1年以内	皮带机等
10	山阴致富煤矿	128,000.00	1年以内	皮带机等
合计		12,411,545.20		

（3）计提坏账准备的情况：

项 目	年末数			年初数		
	金额	比例%	坏账准备	金额	比例%	坏账准备
账龄分析法：						
1年以内（含1年）	8,354,003.00	2.00	167,080.06	9,182,485.92	2.00	183,649.72
1-2年（含2年）	1,758,664.00	10.00	175,866.40			
内部应收账款	18,724,203.19	0	0			
合计	28,836,870.19		342,946.46	9,182,485.92		183,649.72

4．其他应收款

（1）其他应收款龄龄情况：

账龄	年初余额				年末余额			
	金额	比例(%)	坏账准备		金额	比例(%)	坏账准备	
			比例(%)	金额			比例(%)	金额
1年以内（含1年）	1,894,839.00	100.00	2.00	37,896.78	3,940,985.63	74.10	2.00	59461.32
1-2年（含2年）					6,875.01	0.42	10.00	687.50
合计:	1,894,839.00	100.00		37,896.78	3,947,860.64	100.00		60,148.82

（2）主要债务人(除关联方)及欠款原因如下：

序号	债务人名称	金额	发生时间	原因
1	天津沃德奈特塑胶科技发展有限公司	2,000,000.00	1年以内	流动资金
2	朔州平宇化工有限公司	852,954.81	1年以内	
3	平朔驿通汽车服务有限公司	347,857.67	1年以内	利息及咨询费、律师费
4	垫付和股基金会净资产	262,712.14	1年以内	
5	通讯公司	69,758.10	1年以内	铁路运费
6	王学霖	38,178.80	1年以内	借款
7	胡珍	28,907.40	1年以内	港杂费
8	北京段氏经贸公司五福茶馆	20,000.00	1年以内	暂借款
9	刘付平	19,938.59	1年以内	退税款
10	任英慧	13,880.84	1年以内	借款

合　　计	3,654,188.35		

（3）计提坏账准备的情况：

项 目	年末数			年初数		
	金额	比例%	坏账准备	金额	比例%	坏账准备
账龄分析法：						
3个月-1年（含1年）	2,925,391.00	2.00	59461.32	1,894,839.00	2.00	37,896.78
1-2年（含2年）	6,875.01	10.00	687.50			
内部其他应收款	1,006,059.64	0	0			
合计	3,947,860.64		60,148.82	1,894,839.00		37,896.78

5. 预付账款

账龄	年初数		年末数	
	金额	比例(%)	金额	比例(%)
1年以内	2,508,600.58	100.00	1,963,476.42	100.00
合计	2,508,600.58	100.00	1,963,476.42	100.00

主要债务人(除关联方)及欠款原因如下：

序号	债务人名称	金额	发生时间	原因
1	太原市信丰通机电贸易有限公司	878,119.00	1年以内	货款
2	威海华东数控有限公司	265,800.00	1年以内	货款
3	天津静海县宝来工贸有限公司	264,193.72	1年以内	材料款
4	泉州市中海石油机械有限公司	152,810.00	1年以内	材料款
5	山西通天物贸有限公司	102,816.00	1年以内	材料款
6	山西[平遥减速器厂	44,000.00	1年以内	材料款
7	太原市志红物贸有限公司	42,336.00	1年以内	材料款
8	山西苑军实业有限公司	40,713.45	1年以内	材料款
9	太原市峰鑫源贸易有限公司	34,399.59	1年以内	材料款
10	太原市金泰宇建筑材料有限公司	28,231.40	1年以内	材料款
合　　计		1,853,419.16		

6. 存货

项目	年初余额		年末余额		超过3年的存货
	金额	跌价准备	金额	跌价准备	
原材料	5,629,823.52		4,641,651.15		
库存商品	1,722,052.65		1,049,159.64		
在产品			16,614,626.95		
其他	1,083,620.81				

合计	8,435,496.98		22,305,437.74		

7. 长期投资

（1）长期投资总体情况：

项目	年初余额	年末余额
长期股权投资	6,256,100.00	11,867,121.58
其中：对子公司的投资	6,256,100.00	11,867,121.58
合计	6,256,100.00	11,867,121.58

（2）长期股权投资明细：

被投资单位名称	初始投资	投资期限	股权比例（%）	年初余额	本年应计损益	本年应收红利	年末余额
一、成本法核算的长期股权投资							
朔州平朔吉隆商贸有限责任公司			30.00	1,500,000.00	22,167.41		
朔州中煤平朔能源有限公司	7,500,000.00	无	5.00				7,500,000.00
朔州市奥腾新型墙体料有限责任公司	490,000.00	无	49.00	490,000.00			490,000.00
朔州平朔驿通汽车服务有限公司	2,000,000.00	无	57.14	2,000,000.00			2,000,000.00
小　计	9,990,000.00			3,990,000.00	22,167.41		9,990,000.00
二、权益法核算的长期股权投资							
朔州平宇化工有限责任公司	275,000.00	无	55.00	275,000.00	-205,127.04		69,872.96
天津沃德耐特塑胶科技发展有限公司	1,991,100.00	无	35.28	1,991,100.00	-183,851.38		1,807,248.62
小　计	2,266,100.00			2,266,100.00			1,877,121.58
合　计	12,256,100.00			62,561,000.00	-388,978.42		11,867,121.58

（3）短期投资、长期投资总额占净资产的比例：

项　目	年初比例	年末比例
投资总额占净资产的比例	66.91%	28.50%

8. 固定资产及累计折旧：

（1）固定资产及累计折旧总体情况：

项　目	年初数	本期增加	本期减少	年末数
原　值				
房屋建筑物	16,932,861.36	5,690,693.45		22,623,554.81
机械设备	4,048,561.86	1,747,027.99		5,795,589.85
运输设备	8,265,454.03	4,721,278.40		12,986,732.43
其他设备	3,029,027.87	151,687.00		3,180,714.87
合计	32,275,905.12	12,310,686.84		44,586,591.96
累计折旧				
房屋建筑物	199,602.48	1,025,052.15	240,525.18	984,129.45

机械设备	454,662.53	109,739.02	18,619.01	545,782.54
运输设备	1,062,308.50	1,277,791.44	164,846.09	2,175,253.85
其他设备	474,373.22	733,259.42	100,214.13	1,107,418.51
合　计	2,190,946.73	3,145,842.03	524,204.41	4,812,584.35
净　值				
房屋建筑物	16,733,258.88			21,639,425.36
机械设备	3,593,899.33			5,249,807.31
运输设备	7,203,145.53			10,811,478.58
其他设备	2,554,654.65			2,073,296.36
合　计	30,084,958.39			39,774,007.61

9. 在建工程

项目名称	公司办公楼	汽贸中心	电气修理车间	合计
年初数	914,279.91			914,279.91
本年增加	3,262,854.20	4,052,000.99	108,340.00	7,423,195.19
本年减少	914,279.91			914,279.91
其中：本年转入固定资产	914,279.91			914,279.91
其他减少				
年末数	3,262,854.20	4,052,000.99	108,340.00	7,423,195.19
资金来源	自筹	自筹	自筹	
项目进度	基本完工	80.00%	60.00%	

10. 短期借款

（1）借款类别

借款类别	年初数	年末数
担保借款	7,000,000.00	4,000,000.00
合　计	7,000,000.00	4,000,000.00

说明:借款中 4,000,000.00 元为担保借款，担保单位为平朔煤炭工业公司.期初为 7,000,000.00 元

（2）借款情况

借款单位	金额	借款期限	年利率	借款条件	备注
中行	4,000,000.00	1 年	5.31%	担保	平朔公司担保
合　计	4,000,000.00				

11. 应付账款

（1）应付账款账龄情况

账龄	年初数		年末数	
	金额	比例(%)	金额	比例(%)
1 年以内	407,384.37	1.50	16,118,705.53	99.92

1—2年	26,590,198.81	98.50	12,225.00	0.08
2—3年				
3年以上				
合　计	26,997,583.18	100.00	16,130,930.53	100.00

（2）主要债权人(除关联方)及欠款原因如下：

序号	债权人名称	金额	发生时间	原因
1	江西福田实业有限公司	2,572,906.68	1年以内	材料款
2	朔州市路新经贸有限公司	2,488,783.55	1年以内	增运费
3	安太堡矿	2,086,158.68	1年以内	材料款
4	朔州晋源煤炭有限公司	1,502,141.83	1年以内	煤款
5	朔州平鲁区榆林煤矿	890,263.24	1年以内	煤款
6	朔州平鲁区东山坡矿	576,333.09	1年以内	煤款
7	太原兴平	591,523.00	1年以内	配件款
8	朔州平鲁区韩村2号	462,260.09	1年以内	煤款
9	新乡市安装防腐工程	193,234.00	1年以内	工程款
10	大同市矿区于正煤海	171,580.00	1年以内	材料款
合　计		11,535,184.16		

12. 预收账款

（1）预收账款账龄情况：

账　龄	年初数		年末数	
	金额	比例(%)	金额	比例(%)
1年以内	12,972.25	100.00	556,686.00	100.00
合　计	12,972.25	100.00	556,686.00	100.00

（2）主要债权人(除关联方)及欠款原因如下：

序号	债权人名称	金额	发生时间	原因
1	中煤能源有限公司	500,000.00	1年以内	配件款
2	公司办	43,946.00	1年以内	电脑租赁
3	供应公司	7,500.00	1年以内	电脑租赁
4	运销公司	4,427.00	1年以内	电脑租赁
5	劳务公司	545.00	1年以内	电脑租赁
6	保卫处	268.00	1年以内	电脑租赁
合　计		556,686.00		

13. 应付工资

应付工资年末余额500,000.00元。

公司本年实际计提数为6,757,312.05元，实际发放数为6,986,212.05元。

14. 应付福利费

应付福利费年末余额747,628.73元。

本公司应付福利费来源为按实际发放工资总额的14.00%计提。主要支出为 个人医疗、食堂设备等。

15. 应付利润（股利）

主要股东名称(类别)	年初数	本期增加	本期减少	年末数	期末未付原因
平朔煤炭工业公司	1,084,237.03	103,716.94	748,101.85	439,852.12	
平朔职工合股基金	539,601.57		539,601.57		
中煤进出口公司		51,617.70		51,617.70	
合　计	1,623,838.60	155,334.64	1,287,703.42	491,469.82	

16. 应交税金

税　项	年初数	本年应交	本年已交	年末数
增值税	1,620,076.66	4,141,733.67	7,021,225.32	-1,259,414.99
营业税	46,329.57	289,078.93	302,042.21	33,366.29
城市建设维护税	28,349.54	612,426.65	572,089.42	68,686.77
个人所得税	169,280.35	264,580.20	32,184.80	401,675.75
企业所得税	7,162.73	3,785,626.11	939,658.44	2,853,130.40
其他		327,772.78	327,772.78	
合　计	1,871,198.85	9,421,218.34	9,194,972.97	2,097,444.22

17. 其他应交款

税　项	年初数	本年应交	本年已交	年末数
教育费附加	28,592.50	186,177.32	186,472.47	28,297.35
价格调控基金	20,408.34	94,191.81	99,348.34	15,251.81
合　计	49,000.84	280,369.13	285,820.81	43,549.16

18. 其他应付款

账龄	年初数		年末数	
	金额	比例(%)	金额	比例(%)
1年以内	713,059.91	4.56	4,103,283.68	99.48
1—2年	14,930,698.88	95.44	23,760.00	0.52

合 计	15,643,758.79	100.00	4,127,043.68	100.00

主要债权人(除关联方)及欠款原因如下:

序号	债权人名称	金额	发生时间	原因
1	朔州双良汽车有限公司	1,000,000.00	1年以内	借款
2	大同禾阳五金经销部	844,030.00	1年以内	
3	刘家口洗煤厂筹备处	346,298.00	1年以内	货款
4	贾小林	300,000.00	1年以内	租赁经营
5	平鲁大新集运站	118,465.50	1年以内	暂收款
6	教育经费	115,611.50	1年以内	储运费
7	朔州市路新经贸有限公司	105,265.55	1年以内	教育费
8	朔州孚光门窗有限责任公司	101,981.90	1年以内	货款
9	山西天维装饰有限公司	100,000.00	1年以内	货款
10	煤气公司	70,000.00	1年以内	装修款
合计		3,101,652.45		

19. 少数股东权益

少数股东名称	控股子公司名称	少数股权比例	年末数	年初数
张慧珍	平朔双安皮带运输机械	16.00%	553,448.41	482,781.14
张晓博	平朔双安皮带运输机械	10.00%	345,905.26	301,738.21
李桂荣	平朔双安皮带运输机械	22.00%	760,991.56	663,824.07
合 计		48.00%	1,660,345.23	1,448,343.42

20. 实收资本

投资者名称	年初数		本期增加额	本期减少额	年末数	
	金额	比例			金额	比例
平朔煤炭工业公司	8,304,927.50	66.77%	20,000,000.50		28,304,928.00	66.77%
平朔煤炭工业公司职工持股基金会	4,133,000.00	33.23%		4,133,000.00		
中煤进出口公司			14,087,000.00		14,087,000.00	33.23%
合 计	12437927.50	100.00%	34,087,000.50	4,133,000.00	42,391,928.00	100.00%

说明:2004年8月6日平朔实业公司股东会第七次会议一致通过公司增资扩股及股权转换,结果为:2004年1月1日起原由平朔职工合股基金会所持有33.23%的股份转让给中煤进出口公司,转让价格413.3万元。平朔煤炭工业公司新增2000万元,中煤进出口公司注资995.4万元。公司实收资本增至4239万元。其中平朔煤炭工业公司2830万元,中煤进出口公司1409万元。本次增资已经朔州开元会计师事务所有限公司出具朔开元会变字[2004]2号验资报告予以确认,并于2004年9月3日在

朔州工商行政管理局进行了工商注册。

21. 盈余公积

项　　目	年初数	本期增加	本期减少	年末数
法定盈余公积		76,896.64		76,896.64
公益金		76,896.64		76,896.64
合　　计		153,793.28		153,793.28

22. 未分配利润

项目	金额
上年年末余额	0
加：年初未分配利润调整数	-3,087,242.83
其中：执行《企业会计制度》追溯调整	202,310.36
重大会计差错	
其他调整因素	-3,289,553.19
本年年初余额	-3,087,242.83
本年增加数	3,856,209.19
其中：本年净利润转入	3,856,209.19
其他增加	
本年减少数	307,586.56
其中：本年提取盈余公积数	153,793.28
本年分配现金股利数	153,793.28
本年分配股票股利数	
其他减少	
本年年末余额	461,379.80
其中：董事会已批准的现金股利数	

说明:

（1）2004 年清产核资处理不良资产对期初未分配利润进行了调整，其中：处理固定资产损失 3,055,993.42 元，处理存货 1,024,147.00 元；预计损失(坏账准备)221,546.50(其中双安皮带 22,072.94 元)元，调整固定资产折旧年限，减少累计折旧 416,742.86(其中双安皮带 7,252.10 元)元。共计影响以前年度损益 3,884,944.16 元，其中：冲减少数股东权益 7,114.00 元，冲减资本公积 60,728.02 元，冲减盈余公积 729,859.21 元，冲减未分配利润 3,087,242.83 元。..

（2）利润分配依照平朔煤炭工业公司董事会决议，按照可供分配利润的 10%提取盈余公积，10%提取公益金，20%对股东进行分配。公司本年净利润 3,856,209.19 元，弥补以前年度亏损 3,087,242.83 元，可供分配的利润为 768,966.36 元，提取盈余公积 76,896.64 元，提取公益金

76,896.64 元，应付利润 153,793.28 元。

23. 主营业务收入与成本

项　目	主营业务收入		主营业务成本	
	2003 年度	2004 年度	2003 年度	2004 年度
销售商品收入	76,133,162.99	280,998,818.21	59,247,610.32	134,470,097.73
提供劳务收入	11,007,432.98	43,730,484.83	7,327,237.17	36,480,758.81
合计	87,140,595.97	324,729,303.04	66,574,847.49	170,950,856.54

24. 其他业务利润

项目	其他业务收入		其他业务支出	
	2003 年度	2004 年度	2003 年度	2004 年度
材料销售		167,750.19		164,925.57
提供劳务	10,718.00			
租赁业务	206,320.00	642,305.25		12,073.52
其他	25,199.06	254,256.98		11,010.31
合计	242,237.06	1,064,312.42		188,009.40

25. 主营业务税金及附加

项　目	计缴基数	计缴比例	本年数
营业税	9,635,964.33	3.00%	289,078.93
城市维护建设税	8,748,952.14	7.00%	612,426.65
教育费附加	8,748,952.14	3.00%	180,280.41
其他	8,748,952.14	1.50%	95,033.62
合　计			1,176,819.61

26. 财务费用

项　目	2003 年度	2004 年度
利息支出	286,285.00	475,350.00
减：利息收入	17,998.90	52,627.94
手续费支出	5,834.02	6,409.60
合　计	274,120.12	429,131.66

27. 投资收益

项　目	2003 年	2004 年
年末调整的被投资单位所有者权益增减的金额		-388,978.42
股权投资转让收益		22,167.41
合　计		-366,811.01

28. 营业外支出

项　目	2003年度	2004年度
罚款支出		50,628.25
捐赠支出		20,000.00
其他	3,643,418.76	
合　计	3,643,418.76	70,628.25

九、关联方关系及其交易

（一）关联方关系

1. 存在控制关系的关联方

企业名称	注册地址	主营业务	与本公司关系	经济性质	法定代表人
平朔煤炭工业公司	平朔生活区	煤炭开采	本公司之控股母公司	国有经济	王德志
双安皮带机运输机有限公司	平朔生活区	皮带运输系统的开、生产	本公司之投资子公司	有限责任	王继平
平朔驿通汽车服务有限公司	朔州	汽车销售及维修	本公司之投资子公司	有限责任	王继平
朔州平宇化工有限责任公司	平朔生活区	聚丙烯酰胺干粉加工、销售	本公司之投资子公司	有限责任	王继平

2. 存在控制关系的关联方的注册资本及其变化

关联方名称	年初数	本期增加	本期减少	年末数
平朔煤炭工业公司	197,685,000.00			197,685,000.00
双安皮带机运输机有限公司	3,000,000.00			3,000,000.00
平朔驿通汽车服务有限公司	3,500,000.00			3,500,000.00
朔州平宇化工有限责任公司	500,000.00			500,000.00

3. 存在控制关系的关联方的所持股份及其变化

关联方名称	持股金额		持股比例（%）	
	上年数	本年数	上年数	本年数
平朔煤炭工业公司	8,304,928.00	28,304,928.00	66.67	66.67
双安皮带机运输机有限公司	1,560,000.00	1,781,961.79	52.00	52.00
平朔驿通汽车服务有限公司	2,000,000.00	2,000,000.00	57.14	57.14
朔州平宇化工有限责任公司	275,000.00	69,872.96	55.00	55.00

4. 不存在控制关系的关联方的性质

关联方名称	母公司持有股份(%)	主营业务	与本公司关联交易内容
平朔第一煤炭有限公司		原煤开采、洗选等	购销、往来
安太堡露天煤矿		原煤开采、洗选等	购销、往来
安家岭露天煤矿有限公司	99.98	原煤开采、洗选等	购销、往来

（二）关联交易

1. 销售商品

关联方名称	上年数		本年数		
	金额	比例(%)	金额	比例(%)	计价标准
安太堡露天煤矿	11,256,162.09	15.08	9,187,620.38	3.03	市场价
安家岭露天煤矿有限公司	4,204,670.77	5.63	11,841,413.87	3.90	市场价
平朔煤炭工业公司	59,172,330.13	79.28	282,569,361.76	93.07	市场价
合　计	74,633,162.99	100.00	303,598,396.01	100.00	

2. 提供劳务

关联方名称	上年数		本年数		
	金额	比例(%)	金额	比例(%)	计价标准
安太堡露天煤矿	6,932,154.38	68.62	6,863,347.35	65.46	市场价
安家岭露天煤矿有限公司	2,896,584.95	28.67	2,343,059.56	22.35	市场价
平朔煤炭工业公司	274,220.00	2.71	1,278,840.74	12.20	市场价
合　计	10,102,959.33	100.00	10,485,247.65	100.00	

3. 应收账款关联方余额占全部应收账款余额的比重

关联方名称	年初数			年末数		
	金　额	比例(%)	账龄	金额	比例(%)	账龄
平朔煤炭工业公				3,389,267.03	21.49	一年以内
安太堡露天煤矿				5,414,035.93	34.33	一年以内
安家岭露天煤矿				6,967,265.89	44.18	一年以内
合　计				15,770,568.85	100.00	

4. 应付账款关联方余额占全部应付账款余额的比重

关联方名称	年初数			年末数		
	金　额	比例(%)	账龄	金额	比例(%)	账龄
安太堡露天煤矿	3,871,698.49	51.74%	一年以内	2,086,158.68	91.62%	一年以内
安家岭露天煤矿	337,169.53	4.51%	一年以内	25,636.31	1.13%	一年以内
平朔煤炭工业公	3,273,588.70	43.75%	一年以内	165,084.92	7.25%	一年以内
合　计	7,482,456.72	100.00%		2,276,879.91	100.00%	

十、企业清产核资的情况说明

（一）按原制度清查的资产损失

项目	金额
核减期初固定资产原值	3,203,424.00
核减期初累计折旧	120,430.58
核减期初固定资产净值	3,082,993.42
核减期初存货	997,147.00
核减期初资本公积	60,728.02
核减期初盈余公积	729,859.21
核减期初未分配利润	3,087,242.83

（二）按企业会计制度预计的资产损失

项目	金额
核减期初应收账款净值	183,649.72
核减期初其他应收款净值	37,896.78
核减期初未分配利润	210,951.49
核减期初少数股东权益	10,595.01

十一、或有事项

无

十二、承诺事项

无

十三、资产负债表日后事项

无

十四、企业主辅分离、辅业改制情况说明

无

十五、其他重要事项

无

朔州平朔实业发展有限责任公司

二00四年十二月三十一日

企业法人营业执照

（副　本）

注册号1100002443591（1—1）

名　　称 北京中天恒会计师事务所有限责任公司

住　　所 北京市海淀区中关村南大街17号韦伯时代中心C座2306室

法定代表人 高雅青

注册资本 200万元

企业类型 有限责任公司

经营范围 审计企业会计报表；出具审计报告；验证企业注册资本（金），出具验资报告；办理企业合并、分立、清算事项中的审计业务，出具有关的报告；法律、行政法规规定的其他审计业务；基本建设施工预决（结）算审计验证；会计业务咨询服务；销售与会计业务相关的账册；文表、用具；从事资产评估业务；建筑工程造价咨询；工程招标代理；法律、法规禁止的，不得经营；应经审批的，未获审批前不得经营；法律、法规未规定审批的，企业自主选择经营项目，开展经营活动。（法律、法规规定需要专项审批的，取得审批前，不得开展经营活动）＊＊＊

营业期限 自1999年08月25日至 2039年08月24日

成立日期 1995年10月11日

说　　明

1.《企业法人营业执照》是企业取得企业法人资格和合法经营的凭证。
2.《企业法人营业执照》分正本和副本，正本和副本具有同等法律效力。营业执照正本应放在企业法人住所醒目的位置。企业法人可根据业务需要，向登记机关申请领取若干副本。
3. 营业执照不得伪造、涂改、出租、出借、转让。除登记机关外，其他任何单位和个人均不得扣留、收缴和吊销。
4. 企业法人应在核准登记的经营范围内从事经营活动。
5. 企业法人登记注册事项发生变化时，应向原登记机关申请变更登记。
6. 每年一月一日至四月三十日，登记机关对企业法人进行年度检验。
7. 企业注销登记时，应交回营业执照正、副本。营业执照被登记机关吊销后即自行失效。

企业法人年检情况


2005.3.7

登记机关

2004年09月13日

附送1-1

资 产 负 债 表

2004年12月31日

单位名称：朔州平朔实业发展有限责任公司　　　　单位：人民币元

资　　产	行次	2003年12月31日	2004年12月31日	负债及所有者权益	行次	2003年12月31日	2004年12月31日
货币资金	1	6,010,796.90	3,399,769.35	短期借款	45	7,000,000.00	4,000,000.00
短期投资	2	-	-	应付票据	46	200,000.00	-
应收票据	3	458,000.00	100,000.00	应付账款	47	26,997,583.18	16,130,930.53
应收股利	4	-	-	预收账款	48	12,972.25	556,686.00
应收利息	5	-	-	应付工资	49	728,900.00	500,000.00
应收账款	6	8,998,836.20	28,493,923.73	应付福利费	50	561,630.58	747,628.73
其他应收款	7	1,856,942.22	3,887,711.82	应付利润（股利）	51	1,623,838.60	491,469.82
预付账款	8	2,508,600.58	1,963,476.42	应付利息	52	-	-
期货保证金	9	-	-	应交税金	53	1,871,198.85	2,097,444.22
应收补贴款	10	-	-	其他应交款	54	49,000.84	43,549.16
应收出口退税	11	-	-	其他应付款	55	15,643,758.79	4,127,043.68
存货	12	8,435,496.98	22,305,437.74	预提费用	56	36,100.00	-
其中:原材料	13	5,629,823.52	4,641,651.15	预计负债	57	-	-
产成品(库存商品)	14	1,722,052.65	1,049,159.64	递延收益	58	-	-
待摊费用	15	-	-	一年内到期的长期负债	59	-	-
待处理流动资产净损失	16	-	-	其他流动负债	60	-	50,000,000.00
一年内到期的长期债权投资	17	-	-	流动负债合计	61	54,724,983.09	78,694,752.14
其他流动资产	18	-	3,947,554.81	长期借款	62		
流动资产合计	19	28,268,672.88	64,297,874.07	应付债券	63		
长期投资：	20	6,256,100.00	11,867,121.58	长期应付款	64		
其中：长期股权投资	21	6,256,100.00	11,867,121.58	专项应付款	65		
长期债权投资	22	-	-	其他长期负债	66		
*合并价差	23	-	-	其中，特准储备物资	67		
长期投资合计	24	6,256,100.00	11,867,121.58	长期负债合计	68	-	-
固定资产原价	25	32,275,905.12	44,586,591.96	递延税款贷项	69		
减：累计折旧	26	2,190,946.73	4,812,584.35	负债合计	70	54,724,983.09	78,694,752.14
固定资产净值	27	30,084,958.39	39,774,007.61	*少数股东权益	71	1,448,343.42	1,660,345.23
减：固定资产减值准备	28			实收资本	72	12,437,927.50	42,391,928.00
固定资产净额	29	30,084,958.39	39,774,007.61	国家资本	73	-	-
工程物资	30			集体资本	74	-	-
在建工程	31	914,279.91	7,423,195.19	法人资本	75	12,437,927.50	42,391,928.00
固定资产清理	32			其中：国有法人资本	76	12,437,927.50	42,391,928.00
待处理固定资产净损失	33			集体法人资本	77	-	-
固定资产合计	34	30,999,238.30	47,197,202.80	个人资本	78	-	-
无形资产	35			外商资本	79	-	-
其中：土地使用权	36			资本公积	80	-	-
长期待摊费用（递延资产）	37			盈余公积	81	-	153,793.28
其中：固定资产修理	38			其中：法定公益金	82	-	76,896.64
固定资产改良支出	39			*未确认的投资损失（以"-"号填列）	83	-	-
其他长期资产	40			未分配利润	84	-3,087,242.83	461,379.80
其中：特准储备物资	41			其中：现金股利	85	-	-
无形资产及递延资产合计	42	-	-	外币报表折算差额	86	-	-
递延资产借项	43			所有者权益小计	87	9,350,684.67	43,007,101.08
				减：未处理资产损失	88		
				所有者权益合计	89	9,350,684.67	43,007,101.08
资产总计	44	65,524,011.18	123,362,198.45	负债及所有者权益总计	90	65,524,011.18	123,362,198.45

审 计 报 告

山西平朔房地产开发有限公司

2005 年度

北京中天恒会计师事务所有限责任公司

地址：北京中关村南大街 17 号　　　　邮编：100081

韦伯时代大厦 C 座 2306 室

电话：(010) 8857 9518　　　　传真：(010) 8857 1033

审 计 报 告

中天恒审字[2006]1054-9号

山西平朔房地产开发有限公司:

我们审计了后附的山西平朔房地产开发有限公司(以下简称平朔房地产公司)2005年12月31日的合并资产负债表和2005年度的合并利润及利润分配表、合并现金流量表。这些会计报表的编制是平朔房地产公司管理当局的责任，我们的责任是在实施审计工作的基础上对这些会计报表发表意见。

我们按照中国注册会计师独立审计准则计划和实施审计工作，以合理确信会计报表是否不存在重大错报。审计工作包括在抽查的基础上检查支持会计报表金额和披露的证据，评价管理当局在编制会计报表时采用的会计政策和做出的重大会计估计，以及评价会计报表的整体反映。我们相信，我们的审计工作为发表意见提供了合理的基础。

我们认为，上述会计报表符合国家颁布的企业会计准则和《企业会计制度》及其他财务会计法规的规定，在所有重大方面公允反映了平朔房地产公司2005年12月31日的财务状况以及2005年度的经营成果和现金流量。

附件:

1. 资产负债表
2. 利润及利润分配表
3. 现金流量表
4. 会计报表附注
5. 审计情况说明
6. 专项审计事项说明

北京中天恒会计师事务所有限责任公司
地址：北京市海淀区中关村南大街17号
韦伯时代大厦C座2306室
电话：(010)88579518/19
传真：(010)88571033
邮编：100081

中国注册会计师：高雅青

中国注册会计师：秦国伟

2006年02月20日

资产负债表

企财01表

编制单位：山西平朔房地产开发有限公司　　2005年12月31日　　金额单位：元

项目	行次	年初数	年末数	项目	行次	年初数	年末数
货币资金	1	1,015,815.59	620,630.65	短期借款	47	0.00	0.00
短期投资	2	0.00	0.00	应付票据	48	0.00	0.00
应收票据	3	0.00	0.00	应付账款	49	23,241,739.33	26,026,521.67
应收股利	4	0.00	0.00	预收账款	50	10,943,860.60	19,489,995.34
应收利息	5	0.00	0.00	应付工资	51	761,372.50	974,666.00
应收账款	6	12,965,726.07	14,521,995.02	应付福利费	52	138,382.86	0.00
其他应收款	7	8,503,337.40	7,474,005.20	应付股利（应付利润）	53	0.00	0.00
预付账款	8	9,444,099.67	6,320,043.03	应付利息	54	0.00	0.00
期货保证金	9	0.00	0.00	应交税金	55	749,056.58	3,193,979.91
应收补贴款	10	0.00	0.00	其他应交款	56	9,967.25	114,237.59
应收出口退税	11	0.00	0.00	其他应付款	57	9,126,736.07	5,555,651.92
存货	12	18,547,541.31	29,962,822.35	预提费用	58	153,926.00	520,593.00
其中：原材料	13	525,859.68	646,352.16	预计负债	59	0.00	0.00
库存商品（产成品）	14	18,021,681.63	29,316,470.19	递延收益	60	0.00	0.00
待摊费用	15	0.00	0.00	一年内到期的长期负债	61	0.00	0.00
待处理流动资产净损失	16	0.00	0.00	其他流动负债	62	0.00	0.00
一年内到期的长期债权投资	17	0.00	0.00	流动负债合计	63	45,125,041.19	55,875,645.43
其他流动资产	18	10,906,740.68	13,402,265.07	长期借款	64	0.00	0.00
流动资产合计	19	61,383,260.72	72,301,761.32	应付债券	65	0.00	0.00
长期投资	20	0.00	0.00	长期应付款	66	0.00	0.00
其中：长期股权投资	21	0.00	0.00	专项应付款	67	0.00	0.00
长期债权投资	22	0.00	0.00	其他长期负债	68	0.00	0.00
*合并价差	23	0.00	0.00	其中：特准储备基金	69	0.00	0.00
长期投资合计	24	0.00	0.00	长期负债合计	70	0.00	0.00
固定资产原价	25	8,815,499.62	8,859,099.62	递延税款贷项	71	0.00	0.00
减：累计折旧	26	3,832,705.12	4,144,155.02	负债合计	72	45,125,041.19	55,875,645.43
固定资产净值	27	4,982,794.50	4,714,944.60	*少数股东权益	73	0.00	0.00
减：固定资产减值准备	28	326,406.00	326,406.00	实收资本（股本）	74	45,458,517.50	45,458,517.50
固定资产净额	29	4,656,388.50	4,388,538.60	国家资本	75	0.00	0.00
工程物资	30	0.00	0.00	集体资本	76	0.00	0.00
在建工程	31	0.00	0.00	法人资本	77	45,458,517.50	45,458,517.50
固定资产清理	32	0.00	0.00	其中：国有法人资本	78	45,458,517.50	45,458,517.50
待处理固定资产净损失	33	0.00	0.00	集体法人资本	79	0.00	0.00
固定资产合计	34	4,656,388.50	4,388,538.60	个人资本	80	0.00	0.00
无形资产	35	0.00	0.00	外商资本	81	0.00	0.00
其中：土地使用权	36	0.00	0.00	资本公积	82	0.00	0.00
长期待摊费用（递延资产）	37	0.00	0.00	盈余公积	83	0.00	0.00
其中：固定资产修理	38	0.00	0.00	其中：法定公益金	84	0.00	0.00
固定资产改良支出	39	0.00	0.00	*未确认的投资损失	85	0.00	0.00
其他长期资产	40	0.00	0.00	未分配利润	86	-24,543,909.47	-24,643,863.01
其中：特准储备物资	41	0.00	0.00	其中：现金股利	87	-24,543,909.47	-24,643,863.01
无形资产及其他资产合计	42	0.00	0.00	外币报表折算差额	88	0.00	0.00
递延税款借项	43	0.00	0.00	所有者权益小计	89	20,914,608.03	20,814,654.49
	44			减：未处理资产损失	90	0.00	0.00
	45			所有者权益合计（剔除未处理资产损失后的金额）	91	20,914,608.03	20,814,654.49
资产总计	46	66,039,649.22	76,690,299.92	负债和所有者权益总计	92	66,039,649.22	76,690,299.92

利润及利润分配表

企财02表

编制单位：山西平朔房地产开发有限公司　　　2005年度　　　金额单位：元

项目	行次	上年实际数	本年实际数	项目	行次	上年实际数	本年实际数
一、主营业务收入	1	101,170,687.15	97,260,815.86	罚款支出	38	0.00	0.00
其中：出口产品（商品）销售收入	2	0.00	0.00	捐款支出	39	0.00	0.00
进口产品（商品）销售收入	3	0.00	0.00	（二）其他支出	40	0.00	0.00
减：折扣与折让	4	0.00	0.00	其中：结转的含量工资包干结余	41	.0.00	0.00
二、主营业务收入净额	5	101,170,687.15	97,260,815.86	五、利润总额（亏损总额以"—"号填列）	42	1,930,732.88	-99,953.54
减：（一）主营业务成本	6	88,286,767.67	86,157,204.65	减：所得税	43	633,696.15	0.00
其中：出口产品（商品）销售成本	7	0.00	0.00	*少数股东损益	44	0.00	0.00
（二）主营业务税金及附加	8	1,148,519.77	3,028,641.54	加：*未确认的投资损失	45	0.00	0.00
（三）经营费用	9	0.00	0.00	六、净利润（净亏损以"—"号填列）	46	1,297,036.73	-99,953.54
（四）其他	10	0.00	0.00	加：（一）年初未分配利润	47	-25,840,946.20	-24,543,909.47
加：（一）递延收益	11	0.00	0.00	（二）盈余公积补亏	48	0.00	0.00
（二）代购代销收入	12	0.00	0.00	（三）其他调整因素	49	0.00	0.00
（三）其他	13	0.00	0.00	七、可供分配的利润	50	-24,543,909.47	-24,643,863.01
三、主营业务利润（亏损以"—"号填列）	14	11,735,399.71	8,074,969.67	减：（一）提取法定盈余公积	51	0.00	0.00
加：其他业务利润（亏损以"—"号填列）	15	114,799.67	82,116.86	（二）提取法定公益金	52	0.00	0.00
减：（一）营业费用	16	0.00	1,522,000.76	（三）提取职工奖励及福利基金	53	0.00	0.00
（二）管理费用	17	9,912,817.46	6,318,419.26	（四）提取储备基金	54	0.00	0.00
（三）财务费用	18	-113,975.73	33,700.05	（五）提取企业发展基金	55	0.00	0.00
其中：利息支出	19	21,113.14	65,909.18	（六）利润归还投资	56	0.00	0.00
利息收入	20	135,088.87	32,869.63	（七）补充流动资本	57	0.00	0.00
汇兑净损失（汇兑净收益以"—"号填列）	21	0.00	0.00	（八）单项留用的利润	58	0.00	0.00
（四）其他	22	0.00	0.00	（九）其他	59	0.00	0.00
四、营业利润（亏损以"—"号填列）	23	2,051,357.65	282,966.46	八、可供投资者分配的利润	60	-24,543,909.47	-24,643,863.01
加：（一）投资收益（损失以"—"号填列）	24	0.00	0.00	减：（一）应付优先股股利	61	0.00	0.00
（二）期货收益（损失以"—"号填列）	25	0.00	0.00	（二）提取任意盈余公积	62	0.00	0.00
（三）补贴收入	26	0.00	0.00	（三）应付普通股股利（应付利润）	63	0.00	0.00
其中：补贴前亏损的企业补贴收入	27	0.00	0.00	（四）转作资本（股本）的普通股股利	64	0.00	0.00
（四）营业外收入	28	262,532.33	3,700.00	（五）其他	65	0.00	0.00
其中：处置固定资产净收益	29	0.00	3,700.00	九、未分配利润	66	-24,543,909.47	-24,643,863.01
非货币性交易收益	30	0.00	0.00	其中：应由以后年度税前利润弥补的亏损（以"+"号填列）	67	0.00	0.00
出售无形资产收益	31	0.00	0.00	补充资料：	68	—	—
罚款净收入	32	0.00	0.00	一、出售、处置部门或被投资单位所得收益	69	0.00	0.00
（五）其他	33	0.00	0.00	二、自然灾害发生的损失（损失以"+"填列）	70	0.00	0.00
其中：用以前年度含量工资结余弥补利润	34	0.00	0.00	三、会计政策变更影响利润总额数	71	0.00	0.00
减：（一）营业外支出	35	383,157.10	386,620.00	四、会计估计变更影响利润总额数	72	0.00	0.00
其中：处置固定资产净损失	36	0.00	0.00	五、债务重组损失（损失以"+"填列）	73	0.00	0.00
出售无形资产损失	37	0.00	0.00	六、其他非经常性损益（收益以"+"填列）	74	-120,624.77	-382,920.00

现金流量表

企财03表

编制单位：山西平朔房地产开发有限公司　　　　2005年度　　　　金额单位：元

项目	行次	金额	项目	行次	金额	项目	行次	金额
一、经营活动产生的现金流量：	1	——	投资活动产生的现金流量净额	24	-43,600.00	预提费用增加（减：减少）	47	366,667.00
销售商品、提供劳务收到的现金	2	85,579,471.15	三、筹资活动产生的现金流量：	25	——	处置固定资产、无形资产和其他长期资产的损失（减：收益）	48	0.00
收到的税费返还	3	0.00	吸收投资所收到的现金	26	0.00	固定资产报废损失	49	0.00
收到的其他与经营活动有关的现金	4	566,369.57	借款所收到的现金	27	0.00	财务费用	50	33,700.06
现金流入小计	5	86,145,840.72	收到的其他与筹资活动有关的现金	28	0.00	投资损失（减：收益）	51	0.00
购买商品、接受劳务支付的现金	6	67,943,490.09	现金流入小计	29	0.00	递延税款贷项（减：借项）	52	0.00
支付给职工以及为职工支付的现金	7	5,398,074.15	偿还债务所支付的现金	30	0.00	存货的减少（减：增加）	53	-11,415,281.04
支付的各项税费	8	2,403,562.71	分配股利、利润或偿付利息所支付的现金	31	65,909.18	经营性应收项目的减少（减：增加）	54	101,695.50
支付的其他与经营活动有关的现金	9	10,686,389.53	支付的其他与筹资活动有关的现金	32	0.00	经营性应付项目的增加（减：减少）	55	10,750,604.24
现金流出小计	10	86,431,516.48	现金流出小计	33	65,909.18	其他	56	-67,193.87
经营活动产生的现金流量净额	11	-285,675.76	筹资活动产生的现金流量净额	34	-65,909.18	经营活动产生的现金流量净额	57	-285,675.76
二、投资活动产生的现金流量：	12	——	四、汇率变动对现金的影响	35	0.00	二、不涉及现金收支的投资和筹资活动：	58	——
收回投资所收到的现金	13	0.00	五、现金及现金等价物净增加额	36	-395,184.94	债务转为资本	59	0.00
其中：出售子公司所收到的现金	14	0.00	补充资料：	37	——	一年内到期的可转换公司债券	60	0.00
取得投资收益所收到的现金	15	0.00	一、将净利润调节为经营活动现金流量：	38	——	融资租入固定资产	61	0.00
处置固定资产、无形资产和其他长期资产所收回的现金净额	16	0.00	净利润	39	-99,953.54	其他	62	0.00
收到的其他与投资活动有关的现金	17	0.00	加：*少数股东损益	40	0.00	三、现金及现金等价物净增加情况：	63	——
现金流入小计	18	0.00	减：*未确认的投资损失	41	0.00	现金的期末余额	64	620,630.65
购建固定资产、无形资产和其他长期资产所支付的现金	19	43,600.00	加：计提的资产减值准备	42	-287,264.20	减：现金的期初余额	65	1,015,815.59
投资所支付的现金	20	0.00	固定资产折旧	43	311,449.90	加：现金等价物的期末余额	66	0.00
其中：购买子公司所支付的现金	21	0.00	无形资产摊销	44	0.00	减：现金等价物的期初余额	67	0.00
支付的其他与投资活动有关的现金	22	0.00	长期待摊费用摊销	45	0.00	现金及现金等价物净增加额	68	-395,184.94
现金流出小计	23	43,600.00	待摊费用减少（减：增加）	46	0.00		69	

山西平朔房地产开发有限公司
会计报表附注(合并)

一、公司一般情况……1
二、不符合会计核算前提……1
三、公司主要会计政策、会计估计的说明……1
四、本公司合并报表范围……4
五、会计政策、会计估计变更及会计差错更正的说明……4
六、税项……4
七、员工社会保障及福利……5
八、会计报表主要项目注释（单位：元）……5

1. 货币资金……5
2. 应收帐款……5
3. 其他应收款……7
4. 预付帐款……8
5. 存货……8
6. 固定资产及累计折旧：……9
7. 应付帐款……10
8. 预收帐款……13
9. 应付工资……14
10. 应付福利费……14
11. 应交税金……14
12. 其他应交款……14
13. 其他应付款……14

14. 预提费用……15
15. 实收资本……15
16. 未分配利润……16
17. 主营业务收入与成本……16
18. 其他业务利润……17
19. 主营业务税金及附加……17
20. 财务费用……17
21. 营业外收入……17
22. 营业外支出……17
23. 收到的其他与经营活动有关的现金……18
24. 支付的其他与经营活动有关的现金……18
九、关联方关系及其交易……18
十、或有事项……21
十一、承诺事项……21
十二、企业清产核资的情况说明……21

一、公司一般情况

山西平朔房地产开发有限公司（以下简称“本公司”）由平朔煤炭工业公司、平朔多种经营开发公司建筑公司、平朔房地产物业有限公司出资，各股东出资额及出资比例分别为：1800 万元、90%；180 万元、9%；20 万元、1%。本公司 2002 年 6 月 27 日取得山西省工商行政管理局核发的 1400001009587（2-1）号企业法人营业执照，注册资本为 2000 万元，实收资本 4546 万元，法定代表人：王志新，企业住所：朔州市振华东街。

本公司主要从事房地产开发、物业管理、批发零售建材，日用百货等。主要业务是平朔煤炭工业公司的房地产开发及管理。

二、不符合会计核算前提

本公司无不符合会计前提的事项。

三、公司主要会计政策、会计估计的说明

1．本公司执行的会计制度

本公司执行相关的企业会计准则和《企业会计制度》及其补充规定。

2．会计年度

本公司自每年公历 1 月 1 日起至 12 月 31 日止为一个会计年度。

3．记账基础和计价原则

本公司采用借贷记账法、以权责发生制为记账基础、资产于取得时按实际成本入账；其后，如果发生减值，则计提相应的减值准备。

4．记账本位币

本公司以人民币作为记账本位币。

5．现金等价物的确定标准

本公司以持有期限短（一般是指从购买日起三个月内到期）、流动性强、易于转换为已知金额现金、价值变动风险很小的投资作为现金等价物。

本公司现金及现金等价物包括：现金、银行存款、其他货币资金和持有期限不超过三个月的短期投资。

6．应收账款

本公司应收账款按实际发生额计价，坏账损失采用备抵法核算，采用个别认定法与账龄分析法结合计提坏账准备，对于有确凿证据表明确实无法收回的应收款项，经本公司董事会或股东大会批准后

列作坏账损失，冲销提取的坏账准备。

采用账龄分析法计提坏账准备的计提比例为：

行业类别	计提比例				
	3个月-1年（含1年）	1-2年（含2年）	2-3年（含3年）	3-5年（含5年）	5年以上
房地产业	2%	10%	30%	80%	100%

7. 存货

本公司存货主要包括库存商品、库存材料、产成品、在产品、自制半成品、在途商品和低值易耗品等。

存货购进采用实际成本计价，发出分别采用加权平均法核算。存货的成本由买价加运费、装卸费、保险费等构成。低值易耗品采用一次摊销法核算成本。

期末存货计价原则及存货跌价准备确认标准和计提方法：期末存货按成本与可变现净值孰低原则计价；期末，在对存货进行全面盘点的基础上，对于存货因被淘汰、全部或部分陈旧过时或销售价格低于成本等原因导致成本高于可变现净值的部分，以及承揽工程预计存在的亏损部分，提取存货跌价准备。存货跌价准备按单个（或类别）存货项目的成本高于其可变现净值的差额提取，可变现净值按估计售价减去估计完工成本、销售费用和相关税金后确定。

8. 长期投资

长期股权投资的计价及收益确认方法：长期股权投资在取得时按实际支付的价款或确定的价值作为初始成本。本公司对投资额占被投资企业有表决权资本总额20%以下，或虽占20%或20%以上但不具重大影响的股权投资，采用成本法核算；对投资额占被投资企业有表决权资本总额20%或20%以上，或虽不足20%但具有重大影响的股权投资，采用权益法核算。

9. 固定资产计价及其折旧政策

(1)固定资产标准：使用年限超过1年的房屋、建筑物、机器设备、运输工具及其它与生产经营有关的工具、器具、仪器等。不属于生产经营主要设备的物品，单位价值在2,000元以上，并且使用年限超过2年以上的，也列作固定资产。

(2)固定资产分类：房屋建筑物、机械设备、运输设备、其他。

(3)固定资产的计价：固定资产按其成本作为入账价值，其中：外购的固定资产的成本包括买价、运输费、及其他相关税费，以及为使固定资产达到预定可使用状态前所发生的可直接归属于该资产的其他支出；投资者投入的固定资产，按投资各方确认的价值作为入账价值。

(4)固定资产折旧采用直线法。

固定资产的预计经济使用年限、预计净残值率和折旧率如下：

固定资产类别	预计使用年限	残值率	年折旧率(%)

房屋建筑物	15－30年	3%	3.33%－6.47%
机械设备	10－30年	3%	3.33%－9.7%
运输设备	8－15年	3%	6.5%－12.1%
其　他	1－15年	3%	6.5%－97%

（5）固定资产减值准备的确认标准和计提方法

当固定资产由于市价持续下跌，或技术陈旧、损坏、长期闲置等原因，导致其可收回金额低于账面价值的，应当将可收回金额低于其账面价值的差额作为固定资产减值准备。计提的固定资产减值准备在“营业外支出—计提的固定资产减值准备”中列支。

10. 借款费用的会计处理方法

为购建固定资产所发生的借款费用，在该固定资产达到预定可使用状态前所发生的，计入所购建固定资产成本，在达到预定可使用状态后所发生的，于发生时直接计入当期财务费用。

11. 收入确认方法

本公司的营业收入主要包括房地地产开发收入、工程施工收入和材料销售收入。

本公司商品销售的收入以企业已将商品所有权上的主要风险和报酬转移给购货方；企业既没有保留通常与所有权相联系的继续管理权，也没有对已售出的商品实施控制；与企业相关的经济利益能够流入企业；相关的收入和成本能够可靠地计量，即作为收入的实现。

提供劳务的开始和完成分属不同的会计年度，按完工百分比法确认为营业收入。

利息和使用费收入在与交易相关的经济利益能够流入企业，收入的金额能够可靠地计量，即作为收入的实现。

劳务收入：在劳务已提供或技术成果已交付，同时收讫价款或取得收取价款凭证时，确认收入的实现。

12. 所得税的会计处理方法

本公司所得税的会计处理采用应付税款法。

13. 合并报表的编制方法

根据财政部财会字(1995)11 号《关于印发<合并会计报表暂行规定>的通知》及有关补充规定编制合并会计报表。

合并范围包括：

（1）全资子公司；

（2）绝对控股公司。即直接或间接占其权益性资本 50%（不含 50%）以上，拥有绝对控股权的公司；

（3）相对控股公司。即直接或间接占其资本额虽然不足 50%（但一般应在 20%以上 ）但具有实

质控制权的公司；

（4）双方各持50%的均股公司；

（5）对集团内部股权多元化相互持股的公司，应由股份最多的一方进行合并。如持股均等，由上一级母公司指定一方合并；

（6）由集团内部两家以上单位参股，对上一级母公司已形成间接控制的公司。由上一级母公司指定一家合并；

（7）其他拥有控制、共同控制或具有重大影响的企业。

凡控股子公司均纳入合并会计报表范围；在编制合并会计报表时，将母公司与子公司间的债权、债务、投资、交易及未实现内部利润予以抵销，在此基础上相对应的资产、负债、权益以及收入、成本费用逐项合并。

14．利润分配

根据国家有关法律和财务制度规定，企业所得税后利润按以下顺序分配：

(1)弥补以前年度亏损（指连续五年用所得税前利润弥补亏损后，仍未补足的亏损）。

(2)按10%提取法定盈余公积金。

(3)按10%提取公益金。

(4)经董事会会议预案分配股利。

四、本公司合并报表范围

本公司纳入合并范围的控股子公司情况如下(金额单位：万元)：

公司名称	注册资本	投资金额	持股比例	注册地址	主营业务	备注
平朔煤炭工业公司建筑工程公司	2,545.85	2,545.85	100%	山西朔州市	二级工业与民用建筑工程施工、水暖电安装、粉刷油漆	

五、会计政策、会计估计变更及会计差错更正的说明

1．报告期会计政策、会计估计变更

无。

2．重大会计差错更正

无。

六、税项

增值税　煤炭销售的销项税率按应税收入的13 %，其他销售的销项税税率为17%

营业税　按应税收入的 5%

城建税　按应交流转税额的 7%

教育费附加　按应交流转税额的 3%

房产税　自用部分按计税房产原值扣除 30%后按年税率 1.2%；出租房产按年租金的 12%

价格调控基金　按应缴流转税额的 1.5

企业所得税　按应纳税所得额的 33%

七、员工社会保障及福利

根据国家及朔州市劳动管理规定，本公司按职工工资总额的一定比例计提职工福利费和社会保险基金等。该等基金余额作为应付福利费或其他应付款反映在资产负债表上，计提比例如下：

职工福利费	14%
职工教育经费	1.5%
工会经费	2%
养老保险基金	20%
工伤保险基金	2%
失业保险基金	2%
住房公积金	9%

八、会计报表主要项目注释（单位：元）

1. 货币资金

项目	年初余额			年末余额		
	原币金额	折算汇率	折合人民币	原币金额	折算汇率	折合人民币
现金			220.44			24.40
其中：人民币			220.44			24.40
银行存款			1,015,595.15			620,606.25
其中：人民币			1,015,595.15			620,606.25
其他货币资金						
合计			1,015,815.59			620,630.65

2. 应收帐款

（1）应收账款账龄情况如下：

账龄	年初余额			年末余额		
	金额	比例	坏账准备	金额	比例	坏账准备
3个月以下				13,052,296.52	77.24	
3个月-1年（含1年）	10,378,356.42	67.28		860,560.34	5.09	17,211.21
1-2年（含2年）	789,849.83	5.12	5,296.50			
2-3年(含3年)	746,677.80	4.84	3,000.00	58,865.00	0.36	17,659.50
3-4年（含4年）	3,511,718.23	22.76	2,452,579.71			
4-5年（含5年）				2,925,719.32	17.31	2,340,575.45
5年以上						
合　计	15,426,602.28	100.00	2,460,876.21	16,897,441.18	100.00	2,375,446.16

（2）主要债务人(除关联方)及欠款原因如下：

序号	债务人名称	金额	发生时间	原因
1	柳大（自然人）	2,925,719.32	2001年8月	工程款未结算，在06年将结算的工程款中扣除
2	朔州市建筑总公司李月明	405,194.04	2005年11月	工程款未结算
3	山西实力安装建安九处权永红	308,336.71	2005年11月	工程款未结算
4	大同市同朔建安公司白矿生	189,138.25	2005年8月	工程款未结算
5	朔城区交通土建工程队谭世儒	113,481.03	2005年10月	工程款未结算
6	忻州市府区第二建筑安装公司肖沙	105,272.75	2005年2月	工程款未结算
7	胡宽元	56,039.18	2005年1月	工程款未结算
8	陈涛	52,965.00	2003年12月	未办理住房手续
9	马亚ation	25,000.00	2005年10月	困难职工从工资中扣除
10	路桥集团公路一局	5,900.00	2003年8月	购水泥预制件货款
	合计	4,187,046.28		

（3）计提坏账准备的情况：

项　目	年初数			年末数		
	金额	比例%	坏账准备	金额	比例%	坏账准备
3个月以下				13,052,296.52		
3个月-1年(含1年)	10,378,356.42	67.28		860,560.34	2.00	17,211.21
1-2年（含2年）	789,849.83	5.12	5,296.50			
2-3年（含3年）	746,677.80	4.84	3,000.00	58,865.00	30.00	17,659.50
3-4年（含4年）	3,511,718.23	22.76				
4-5年（含5年）				2,925,719.32	80.00	2,340,575.45
5年以上						
合计	15,426,602.28		2,460,876.21	16,897,441.18		2,375,446.16

3. 其他应收款

（1）其他应收款帐龄情况：

账龄	年初余额			年末余额		
	金额	比例	坏账准备	金额	比例	坏账准备
3个月以下				7,413,961.86	98.67	
3个月-1年（含1年）	8,175,688.61	93.70	125,774.70	9,135.40	0.12	182.70
1-2年（含2年）	341,932.90	3.92	26,770.00	22,923.50	0.31	2,292.35
2-3年（含3年）	45,736.47	0.52	3,517.58	33,796.00	0.45	10,138.80
3-4年（含4年）	19,748.60	0.23	15,798.90	34,011.47	0.45	27,209.18
4-5年（含5年）						
5年以上	141,888.00	1.63	49,796.00			
合 计	8,724,994.58	100.00	221,657.18	7,513,828.23	100.00	39,823.03

（2）主要债务人(除关联方)及欠款原因如下：

序号	债务人名称	金额	发生时间	原因
1	刘建军	950,000.00	2005年9月	工程借款，工程尚未结算
2	杨飞虎	190,000.00	2005年8月	工程借款，工程尚未结算
3	李月明	100,000.00	2005年2月	工程借款，工程尚未结算
4	苏补荣	100,000.00	2005年9月	工程借款，工程尚未结算
5	张庆德	24,000.00	2002年2月	工程借款，项目未开工。
6	张金	15,140.40	2004年9月	借款未报销
7	王龙飞	15,000.00	2005年9月	工程款未结算
8	王战云	13,700.00	2005年11月	困难借款从工资中扣除
9	李月莲	13,000.00	2003年5月	招标押金借款
10	林国婷	6,000.00	2005年11月	借款，06年1月已报销
	合计	1,426,840.40		

（3）计提坏账准备的情况：

项 目	年初数			年末数		
	金额	比例%	坏账准备	金额	比例%	坏账准备
账龄分析法：						
3个月以下	2,074,840.95			7,413,961.86		
3个月-1年（含1年）	8,175,688.61	93.70	125,774.70	9,135.4	2.00	182.7
1-2年（含2年）	341,932.90	3.92	26,770.00	22,923.5	10.00	2,292.35
2-3年（含3年）	45,736.47	0.52	3,517.58	33,796.00	30.00	10,138.80
3-4年（含4年）	19,748.60	0.23	15,798.90	34,011.47	80.00	27,209.18
4-5年（含5年）						

5年以上	141,888.00	1.63				
合计	8,724,994.58		221,657.18	7,513,828.23		39,823.03

4. 预付帐款

（1）预付帐款帐龄情况：

帐龄	年初数		年末数	
	金额	比例(%)	金额	比例(%)
1年以内	4,269,874.01	45.21	2,126,571.07	33.65
1—2年	332,535.00	3.52	40,000.00	0.63
2—3年	442,545.71	4.69	184,519.75	2.92
3年以上	4,399,144.95	46.58	3,968,952.21	62.80
合计	9,444,099.67	100.00	6,320,043.03	100.00

年末数较年初数下降了33%，主要原因是由于今年工程结算较多，冲减了部分已预付款项。

超过一年的预付帐款 4,193,471.96 元，全部为预付工程的材料和进度款，因工程未结算而未冲减。

（2）主要债务人(除关联方)及欠款原因如下：

序号	债务人名称	金额	发生时间	原因
1	吴占国	1,450,000.00	2005年11月	未结算工程款
2	杨民生	536,277.19	1996年10月	找不到当事人
3	山东淄博西班牙瓦业公司	491,809.00	1999年11月	因无发票，未办结算
4	北京门窗公司	458,302.40	1999年11月	因无发票，未办结算
5	胡海舟	396,545.71	2001年10月	未结算工程材料款
6	常禄	366,769.86	2000年5月	未结算工程款
7	赵春	312,535.00	2002年6月	未结算工程款
8	刘柏林	294,436.07	2004年5月	未结算工程款
9	洛阳山泰水泥构件厂	268,269.40	1999年11月	因无发票，未办结算
10	申增学	189,223.30	2000年12月	未结算工程款
	合计	4,764,167.93		

5. 存货

项目	年初余额		年末余额		超过3年的存货
	金额	跌价准备	金额	跌价准备	
原材料	1,393,743.96	867,884.28	1,514,236.44	867,884.28	867,884.28
包装物					
低值易耗品					

自制半成品					
库存商品	18,021,681.63		29,316,470.19		
委托加工物资					
分期收款发出商品					
在产品					
合计	19,415,425.59	867,884.28	30,830,706.63	867,884.28	867,884.28

存货期末为 30,830,706.63 元，较上年增加了 11,415,281.04 元，主要原因是由于今年完工的部分房屋未售出及旧房换新房业务中原计入其他应收款的旧房价值本期调入存货。

6. 固定资产及累计折旧：

（1）固定资产及累计折旧总体情况：

项　　目	年初数	本期增加	本期减少	年末数
原　　值				
土地资产(清产核资估价入帐)				
房屋建筑物	5,653,360.26			5,653,360.26
机械设备	2,010,141.79			2,010,141.79
运输设备	562,637.05			562,637.05
其他设备	589,360.52	43,600.00		632,960.52
合　　计	8,815,499.62	43,600.00		8,859,099.62
累计折旧				
房屋建筑物	1,708,124.13	205,693.76		1,913,817.89
机械设备	1,631,142.61	21,754.98		1,652,897.59
运输设备	423,537.95	20,384.00		443,921.95
其他设备	69,900.43	63,617.16		133,517.59
合　　计	3,832,705.12	311,449.90		4,144,155.02
净　　值				
土地资产(清产核资估价入帐)				
房屋建筑物	3,945,236.13		205,693.76	3,739,542.37
机械设备	378,999.18		21,754.98	357,244.20
运输设备	139,099.10		20,384.00	118,715.10
其他设备	519,460.09	43,600.00	63,617.16	499,442.93
合　　计	4,982,794.50	43,600.00	311,449.90	4,714,944.60

（2）本年增加的固定资产中，无在建工程转入的金额。

（3）年末固定资产不存在抵押或担保等情况。

（4）年末已提足折旧仍继续使用的固定资产原值为：1,856,429.48 元，年末暂时闲置的固定资产原值为 620,647.54 元。

（5）本年增加的累计折旧中，本年计提的累计折旧费用为 311,449.90 元。

（6）固定资产减值准备计提情况：

类　别	年初数	本期增加	本期减少	年末数	计提原因
房屋建筑物	72,041.00			72,041.00	无使用价值
机械设备	254,365.00			254,365.00	无使用价值
合 计	326,406.00			326,406.00	

7. 应付帐款

（1）应付账款账龄情况

帐龄	年初数		年末数	
	金额	比例(%)	金额	比例(%)
1年以内	7,417,238.38	31.91	9,175,088.20	35.25
1—2年	1,918,613.87	8.26	3,704,561.00	14.22
2—3年	4,288,127.01	18.45	151,782.56	0.58
3年以上	9,617,760.07	41.38	12,995,089.91	49.95
合　计	23,241,739.33	100.00	26,026,521.67	100.00

（2）主要债权人(除关联方)及欠款原因如下：

序号	债权人名称	金额	发生时间	原因
1	大同宏远公司吕国俊	2,024,470.05	2005年10月	未结算工程款
2	大同市矿务局云煤建井公司	1,244,272.00	2004年10月	未结算工程款
3	大同市同联建安公司第三队	834,949.00	2004年10月	未结算工程款
4	山阴市政公司三队李月明	640,185.00	2002年12月	对方未催收
5	朔州市新时代混凝土有限责任公司	605,288.00	2005年12月	未结算工程款
6	大同市金涛门窗公司	600,021.65	2005年12月	未结算工程款
7	河北唐县建筑安装公司	573,761.85	2002年12月	对方未催收
8	马迎春	568,262.50	2005年11月	未结算工程款
9	齐明业	432,181.16	2005年10月	未结算工程款
10	张修田	408,635.96	2002年8月	对方未催收
	合计	7,932,027.17		

（3）3年以上应付帐款明细及未付原因如下：

债权人	年末数	欠款原因	未处理原因
1、鞋厂	137.50	劳保（尾款）	2006年处理
2、沙龙石化	10,340.97	油款（尾款）	2006年处理
3、多丌汽修厂	2,078.40	修车款（尾款）	2006年处理
4、器材供应站	69,777.87	材料款（尾款）	2006年处理
5、动力公司	1,240.00	材料款（尾款）	2006年处理
6、供销分公司	45,804.01	材料款（尾款）	2006年处理

7、朔沙龙石化	4,928.83	油款（尾款）	2006年处理
8、石化公司	946.26	油款（尾款）	2006年处理
9、多开兴修厂	1,080.00	修理费（尾款）	2006年处理
10、动力公司	360.00	水电费（尾款）	2006年处理
11、器材经销部	63,471.98	材料款（尾款）	2006年处理
12、供应公司	8,657,823.93	材料款（资金不足）	2006年处理
13、大同保佳预制构件厂	580.00	设备款（尾款）	2006年处理
14、北京方圆计量工程技术公司	18,900.00	材料款（尾款）	2006年处理
15、山西灵丘玻璃厂	5,500.00	材料款（尾款）	2006年处理
16、朔城区古北西街保顺建材市场	9.70	材料款（尾款）	2006年处理
17、大连山泰装饰构件有限公司朔州分公司	1,471.80	材料款（尾款）	2006年处理
18、消防大队	480.00	材料款（尾款）	2006年处理
19、平朔神华电焊部	1,260.00	材料款（尾款）	2006年处理
20、51082部队	30,000.00	材料款（尾款）	2006年处理
21、朔州市述达贸易有限公司	360.00	材料款（尾款）	2006年处理
22、河南登封锻造厂	8,155.00	材料款（尾款）	2006年处理
23、西安红昆	1,500.00	材料款（尾款）	2006年处理
24、朔州市昌岭石材厂	15,100.00	材料款（尾款）	2006年处理
25、大同福需装饰总汇	2,749.12	材料款（尾款）	2006年处理
26、上泉观砖厂	9,180.00	材料款（尾款）	2006年处理
27、埃试验人	1,966.86	材料款（尾款）	2006年处理
28、朔州煤矿机修厂	1,640.00	材料款（尾款）	2005年处理
29、朔城区新建路东方复印部	12,780.00	材料款（尾款）	2006年处理
30、朔州市质量技术监督检验	530.00	材料款（尾款）	2006年处理
31、怀仁陶瓷厂	230.00	材料款（尾款）	2006年处理
32、大同塑料厂	7,650.00	工程款（尾款）	2006年处理
33、太原尖草坪金塔供应站	11.45	材料款（尾款）	2006年处理
34、大同天宝涂料厂	9,650.12	材料款（尾款）	2006年处理
35、省建三公司	988.00	材料款（尾款）	2006年处理
36、大同水泥股份公司	9,948.92	材料款（尾款）	2006年处理
37、大同环通建材公司	93,585.13	材料款（尾款）	2006年处理
38、朔锅炉房	189.64	材料款（尾款）	2006年处理
39、朔城区商业综合公司	1,449.00	材料款（尾款）	2006年处理
40、大同同联经销部	5,000.00	材料款（尾款）	2006年处理
41、朔物资中心	12,641.03	材料款（尾款）	2006年处理
42、河北宁晋新兴电缆厂	2,537.41	材料款（尾款）	2006年处理
43、朔耐火材料厂	1,900.00	材料款（尾款）	2006年处理
44、邯郸建安公司	9,332.85	材料款（尾款）	2006年处理
45、朔贸昌建材公司	84.07	材料款（尾款）	2005年处理
46、朔顺兴工矿公司	464.00	材料款（尾款）	2006年处理
47、大同水泥厂	15,000.00	材料款（尾款）	2006年处理
48、太原电控分厂	635.57	材料款（尾款）	2006年处理
49、朔预制构件厂	2,414.50	材料款（尾款）	2006年处理

50、沁兴市玻级蜜制公司	7,634.48	材料款（尾款）	2006年处理
51、省外贸公司朔分公司	344.00	材料款（尾款）	2006年处理
52、大同城区金属材料	123,007.50	材料款（尾款）	2006年处理
53、大同刘明	32,936.75	材料款（尾款）	2006年处理
54、右玉制气厂	1,334.00	材料款（尾款）	2006年处理
55、山西冠宇实业公司	10,240.50	材料款（尾款）	2006年处理
56、兖百通塑业公司	6,268.93	材料款（尾款）	2006年处理
57、太原特种胶岩厂	50,846.40	材料款（尾款）	2006年处理
58、山阴石油机械厂	3,021.31	材料款（尾款）	2006年处理
59、刘胜强	3,530.23	振华东街南区结算款（尾款）	2006年处理
60、邸福祥	315.80	93年回访费（尾款）	2006年处理
61、张念	373.00	振华东街南区运费（尾款）	2006年处理
62、田作春	1,282.00	振华东街南区结算款（尾款）	2006年处理
63、马维东	12,559.55	振华东街南区结算款（尾款）	2006年处理
64、内蒙古天敌防水公司	11,062.90	振华东街南区结算款（尾款）	2006年处理
65、应县市政工程公司张振军	116,251.43	动力公司工程结算款（尾款）	2006年处理
66、原生清	3,788.92	振华东街南区结算款（尾款）	2006年处理
67、山西宏图建设工程公司宋乐泽	57,566.00	振华东街南区结算款（尾款）	2006年处理
68、王平均	29,814.26	振华东街南区结算款（尾款）	2006年处理
69、北京泛华新锐建设保温公司何立中	12,015.32	振华北区屋顶保温工程结算款（尾款）	2006年处理
70、李月明	179,188.57	南区工程款（对方未催收）	2006年处理
71、李艳军	3,105.79	工程款（对方未催收）	2006年处理
72、郑保才	57,042.47	南区工程款（对方未催收）	2006年处理
73、李运昌	3,461.95	南区工程款（对方未催收）	2006年处理
74、贾金	2,239.80	南区工程款（对方未催收）	2006年处理
75、郭宣	92,640.58	南区工程款（对方未催收）	2006年处理
76、李明勤	8,982.31	工程款回访费（未到期）	2006年处理
77、肖立英	3,127.76	工程款回访费（未到期）	2006年处理
78、山西省外贸责任有限公司	2,285.60	工程款回访费（未到期）	2006年处理
79、贾世胜	138,287.33	工程款回访费（未到期）	2006年处理
80、韩久安	58,955.98	工程款回访费（未到期）	2006年处理
81、贾平恩	2,191.69	工程款回访费（未到期）	2006年处理
82、石占锁	5,963.45	工程款回访费（未到期）	2006年处理
83、周玉树	1,899.65	工程款回访费（未到期）	2006年处理
84、魏理明	42,358.31	工程款回访费（未到期）	2006年处理
85、工商局	66,075.41	工程款回访费（未到期）	2006年处理
86、工程队	944.75	工程款回访费（未到期）	2006年处理
87、朔州锅炉综合服务部	871.00	工程款回访费（未到期）	2006年处理
88、山西省设计院	381,565.92	平安化肥厂回访费及结算款（未到期）	2006年处理
89、工程队	35,882.62	平安化肥厂回访费及结算款（未到期）	2006年处理
90、河北唐县建筑公司第二工程处孙盼好	74,566.41	平安化肥厂回访费及结算款（未到期）	2006年处理
91、河北唐县建筑安装公司申增学	573,761.85	振华东街南区意境园1#结算款（对方未催收）	2006年处理
92、山阴市政公司三队李月明	640,185.00	振华东街南区意境园2#结算款（对方未催收）	2006年处理

93、朔州市兴利建筑工程公司巩来蛋	61,536.73	振华东街南区雅秀园1#结算款(对方未催收)	2006年处理
94、贾平恩	60,406.00	振华小区南围墙工程款（对方未催收）	2006年处理
95、沈斌峰	34,669.00	精煤仓工程款（对方未催收）	2006年处理
96、贾世胜	55,923.68	安家岭自营工程款（对方未催收）	2006年处理
97、石占位	60,423.60	安家岭配水场工程款（（对方未催收）	2006年处理
98、武日有	1,383.84	安家岭浴室工程款（对方未催收）	2006年处理
99、各工程队	151,399.00	工程款（对方未催收）	2006年处理
100、张司英	3,890.86	安家岭服务部工程款（对方未催收）	2006年处理
101、司爱民	9,705.00	小车维修间及机修间办公室（对方未催收）	2006年处理
102、刘威	8,035.00	安家岭精煤场基础工程款（对方未催收）	2006年处理
103、邓文元	33,749.96	供热厂安装等回访费(未到期)	2006年处理
104、张连锁	9,003.00	振华街燃气管道等工程款（对方未催收）	2006年处理
105、郭海青	20,659.00	热交换站室外排水工程款（对方未催收）	2006年处理
106、张修田	408,635.96	中硫煤仓至主厂房栈桥等（对方未催收）	2006年处理
107、张修田安太堡工程	69,246.88	刘家口水厂供水管道回访费（对方未催收）	2006年处理
108、太原天风物资公司	1,807.00	材料款（尾款）	2006年处理
109、兰月明	984.00	办公楼卫生间改造工程款（对方未催收）	2006年处理
合计	12,995,089.91		

8. 预收帐款

（1）预收账款账龄情况：

帐龄	年初数		年末数	
	金额	比例(%)	金额	比例(%)
1年以内	6,788,160.00	62.03	15,561,211.34	79.84
1—2年	552,423.00	5.05	1,323,118.00	6.79
2—3年	797,611.60	7.29		
3年以上	2,805,666.00	25.64	2,605,666.00	13.37
合计	10,943,860.60	100.00	19,489,995.34	100.00

（2）主要债权人(除关联方)及欠款原因如下：

序号	债权人名称	金额	发生时间	原因
1	朔州市地税局平朔分局	1,825,515.00	2000年4月	工程未结算
3	130、150型职工售房款	600,000.00	2005年12月	房屋未售出
4	220型职工售房款	500,000.00	2005年12月	房屋未售出
10	朔州市地税局平朔分局	200,000.00	2004年2月	工程未结算
	合计	3,125,515.00		

（3）一年以上预收账款明细及未转收入的原因：

债权人	年末数	欠款原因	未做处理原因
1、朔州市地税局平朔分局	1,825,515.00	平朔房地产税务大楼工程	工程未结算

2、朔州市地税局平朔分局	200,000.00	地税局大楼工程	工程未结算
合　计	2,025,515.00		

9. 应付工资

应付工资年末余额 974,666.00 元。

本公司本年实际计提数为 4,712,111.51 元，实际发放数为 4,498,818.01 元。未计提工资储备。

10. 应付福利费

应付福利费年末无余额。主要原因是本年末应付福利费全部上交非煤公司总部。

本公司应付福利费来源为按实际发放工资总额的 14%计提。全年计提数为 360,957.68 元。

11. 应交税金

税　项	适用税率	年初数	年末数
增值税	17%		
营业税	3%、5%	58,885.45	2,392,739.4
城市建设维护税	7%	5,293.40	167,491.76
个人所得税	5—10%	51,547.08	6,443.90
企业所得税	33%	633,330.65	627,304.85
印花税			
房产税			
车船使用税			
合　计		749,056.58	3,193,979.91

本年为 12 月计收入并计提应交税金，使年末数较年初数增大。

12. 其他应交款

税　项	年初数	本年应交	本年已交	年末数
教育费附加	6.589.67	86,010.33	16,496.73	76,103.27
价格调控基金	3,377.58	43,005.06	8,248.32	38,134.32
合　计	9,967.25	129,015.39	24,745.05	114,237.59

本年为 12 月计收入并计提教育费附加及价格调控基金，使年末数较年初数增大。

13. 其他应付款

（1）其他应付款账龄情况

帐龄	年初数		年末数	
	金额	比例(%)	金额	比例(%)
1年以内	7,101,449.02	76.56	3,446,835.24	62.04
1—2年	1,748,002.16	20.23	1,769,137.92	31.84
2—3年	233,541.41	2.70	197,140.01	3.55
3年以上	43,743.48	0.51	142,538.75	2.57
合　计	9,126,736.07	100.00	5,555,651.92	100.00

（2）主要债权人(除关联方)及欠款原因如下：

序号	债权人名称	金额	发生时间	原因
1	朔州市建5%保质金	226,998.45	2005年1月	未到保质期
2	河北第五建筑公司	225,538.81	2005年3月	工程未结算
3	河北第五建筑公司5%保质金	217,484.83	2005年12月	未到保质期
4	大同益臣高新公司	162,346.20	2005年12月	工程未结算
5	河北唐县振兴建筑有限公司保质金	132,941.90	2005年12月	未到保质期
6	河南长垣县第一建筑工程公司	131,702.25	2003年12月	工程未结算
7	各施工队材料款	120,106.74	2003年1月	工程未结算
8	北京市门窗公司(新办公楼)	114,160.30	2004年6月	工程未结算
9	河北唐县振兴建筑公司	110,000.00	2005年7月	工程未结算
10	林州市建筑工程二公司保质金	72,120.60	2005年7月	未到保质期
	合　计	1,513,400.08		

14. 预提费用

类　别	年初数	本期增加	本期减少	年末数	结存原因
材料	153,926.00			153,926.00	发票未到
工资					
水电费					
工资及附加		366,667.00		366,667.00	预提12月份工资
合　计	153,926.00	366,667.00		520,593.00	

15. 实收资本

(1)项目

投资者名称	年初数		本期增加额	本期减少额	年末数	
	金额	比例			金额	比例
平朔煤炭工业公司	45,458,517.50	100.00			45,458,517.50	100.00
合　计	45,458,517.50	100.00			45,458,517.50	100.00

(2)国有资本

投资者名称	年初数		本期增加	本期减少	年末数	
	金额	比例			金额	比例
国有法人资本						
平朔煤炭工业公司	45,458,517.50	100.00			45,458,517.50	100.00
合　　计	45,458,517.50	100.00			45,458,517.50	100.00

说明：本公司系由平朔煤炭工业公司、平朔多种经营开发公司建筑公司、平朔房地产物业有限公司出资，按公司章程各方的出资比例为：平朔煤炭工业公司1,800万，占90%，平朔多种经营开发公司建筑公司180万元，占9%，平朔房地产物业有限公司20万元，占1%。实际上截止目前，全部资本均由平朔煤炭工业公司一家出资。

本公司2004年初由平朔煤炭工业公司决定将平朔煤炭工业公司多种经营开发公司对平朔煤炭工业公司建筑工程公司的投资2,546万元划归本公司，未做工商变更。

16．未分配利润

项目	金额
上年年末余额	-24,543,909.47
加：年初未分配利润调整数	
其中：执行《企业会计制度》追溯调整	
重大会计差错	
其他调整因素	
本年年初余额	-24,543,909.47
本年增加数	-99,953.54
其中：本年净利润转入	-99,953.54
其他增加	
本年减少数	
其中：本年提取盈余公积数	
本年分配现金股利数	
本年分配股票股利数	
其他减少	
本年年末余额	-24,643,863.01
其中：董事会已批准的现金股利数	

17．主营业务收入与成本

项　目	主营业务收入		主营业务成本	
	2004年度	2005年度	2004年度	2005年度
工程结算收入	33,822,429.75	53,624,509.86	30,851,051.17	73,182,695.04
房屋销售收入	67,348,257.40	43,636,306.00	57,435,716.50	12,974,509.61
合　计	101,170,687.15	97,260,815.86	88,286,767.67	86,157,204.65

18．其他业务利润

项目	其他业务收入		其他业务支出	
	2004 年度	2005 年度	2004 年度	2005 年度
房租收入	56,603.00	3,220.00	2,830.15	346.77
租赁费收入	86,084.47	99,002.24	25,057.65	19,758.61
合计	142,687.47	102,222.24	27,887.80	20,105.38

19．主营业务税金及附加

项　目	计缴基数	计缴比例	本年数	上年数
营业税	90,542,348.00	3%、5%	2,716,270.44	1,025,988.82
城市维护建设税	2,716,270.44	7%	190,138.93	74,666.10
教育费附加	2,716,270.44	3%	81,488.11	31,859.47
价格调控基金	2,716,270.44	1.5%	40,744.06	16,005.38
合　计			3,028,641.54	1,148,519.77

20．财务费用

项　　目	2004 年度	2005 年度
利息支出	21,113.14	65,909.18
减：利息收入	135,088.87	32,869.63
手续费支出		660.5
合　　计	-113,975.73	33,700.05

21．营业外收入

项　　目	2004 年度	2005 年度
处置固定资产净收益		3,700.00
其他	262,532.33	
合　　计	262,532.33	3,700.00

处置固定资产净收益 3700 元为朔州市老旧汽车更新改造领导组给的报废汽车补贴资金。

22．营业外支出

项　　目	2004 年度	2005 年度
固定资产减值准备	326,406.00	
临时建筑物拆除	40,471.15	

罚款支出	5,000.00	386,620.00
非常损失	11,279.95	
合　　计	383,157.10	386,620.00

罚款支出 386,620.00 元为朔州市工商行政管理局开发区分局针对建筑公司非法转包的罚款。

23. 收到的其他与经营活动有关的现金

项　　目	本年数	内容说明
收到其他与经营有关的现金	427,200.27	收总公司办理固定资产产权证款
收到其他与经营有关的现金	139,169.30	归还备用金等
合　计	566,369.57	

24. 支付的其他与经营活动有关的现金

项　　目	本年数	内容说明
支付其他与经营有关的现金	3,457,095.00	支付职工多交房款
支付其他与经营有关的现金	127,000.00	支付装修保证金
支付其他与经营有关的现金	7,102,294.53	管理费报销等
合　计	10,686,389.53	

九、关联方关系及其交易

（一）关联方关系

1．存在控制关系的关联方

企业名称	注册地址	主营业务	与本公司关系	经济性质	法定代表人
平朔煤炭工业公司	山西朔州朔城	煤炭合作开采	本公司之母公司	国有	张宝山

2．存在控制关系的关联方的注册资本及其变化

关联方名称	年初数	本期增加	本期减少	年末数
平朔煤炭工业公司	197,685,000.00			197,685,000.00

3．存在控制关系的关联方的所持股份及其变化

关联方名称	持股金额		持股比例	
	上年数	本年数	上年数	本年数
平朔煤炭工业公司	45,458,517.50	45,458,517.50	100.00%	100.00%

4. 不存在控制关系的关联方的性质

(1) 与本公司同受一母公司控制的关联方

关联方名称	母公司持有股份	主营业务	与本公司关联交易内容
平朔第一煤炭有限公司	不适用	煤炭合作开采	工程施工
安太堡露天煤矿	不适用	煤炭开采、洗选	工程施工
山西平朔安家岭露天煤矿有限公司	99.99%	煤炭开采	工程施工
平朔煤炭工业公司多种经营开发公司	100.00%	矿山配件加工等	工程施工
朔州平朔实业发展有限责任公司	66.77%	矿山配件加工等	工程施工
朔州平鲁区平安化肥有限责任公司	40.58%	化肥制造等	工程施工

(2) 与本公司存在其他关联关系的企业

关联方名称	关联关系	主营业务	与本公司关联交易内容
平木公司	与本公司同一母公司的关联方之子公司	原煤收购、商品煤洗选和运输	工程施工

(二) 关联交易

1. 提供劳务

关联方名称	上年数		本年数		
	金额	比例%	金额	比例%	计价标准
平朔煤炭工业公司	11,093,450.80	42.67	8,784,154.59	18.56	市场价格
安太堡露天煤矿	4,803,076.00	18.47	4,099,584.54	8.66	市场价格
山西平朔安家岭露天煤矿有限公司	7,123,218.04	27.40	17,545,839.07	37.08	市场价格
平朔煤炭工业公司多种经营开发公司	1,328,024.72	5.11	13,313,853.38	28.14	市场价格
朔州平朔实业发展有限责任公司	1,652,078.00	6.35	1,477,194.63	3.12	市场价格
平木公司			2,099,997.99	4.44	市场价格
合　　计	25,999,847.56	100.00	47,320,624.20	100.00	

2. 关联方资金往来

(1) 应收账款关联方余额占全部应收账款余额的比重

关联方名称	年初数			年末数		
	金　额	比例%	账龄	金额	比例%	账龄
平朔煤炭工业公司	2,454,302.22	15.91	1-2 年	3,966,642.10	23.47	小于 3 个月
安太堡露天煤矿	15,821.90	0.10	3 年以上	678,982.64	4.01	小于 3 个月
安家岭矿	1,599,823.85	10.37	1-2 年	12,634.40	0.07	小于 3 个月
平朔多种经营开发公司	6,756,870.00	43.81	1 年以内	6,311,766.28	37.35	小于 3 个月
平安化肥公司	5,5957.78	0.36	3 年以上			

平朔实业公司				1,264,395.63	7.48	小于3个月
合　计	10,882,775.75	70.55		12,234,421.05	72.38	

（2）应付账款关联方余额占全部应付账款余额的比重

关联方名称	年初数			年末数		
	金　额	比例%	账龄	金额	比例%	账龄
平朔多开公司	20,056.00	0.09	1年以内			
安家岭公司			1年以内			
平朔煤炭工业公司	9,486,100.80	40.81	4年以内			
平朔供应公司				8,657,823.93	33.26	小于3个月
合　计	9,506,156.18	40.90		8,657,823.93	33.26	

（3）预收账款关联方余额占全部预收账款余额的比重

关联方名称	年初数			年末数		
	金　额	比例%	账龄	金额	比例%	账龄
平朔煤炭公司	1,319,775.00	12.06	1-3年			
安太堡矿	362,578.80	3.31	1年以内			
安家岭公司	51,700.80	0.47	1-3年			
平朔实业公司	212,799.00	1.94	1年以内			
平朔多开公司	383,332.00	3.51	1年以内			
合　计	2,330,185.60	21.29				

（4）其他应收款关联方余额占全部其他应收款余额的比重

关联方名称	年初数			年末数		
	金　额	比例%	账龄	金额	比例%	账龄
平朔煤炭公司				1,540,854.64	20.51	小于3个月
平朔多开公司				4,000,000.00	53.23	小于3个月
合　计				5,540,854.64	73.74	

（5）其他应付款关联方余额占全部其他应付款余额的比重

关联方名称	年初数			年末数		
	金　额	比例%	账龄	金额	比例	账龄
平朔煤炭公司	734,736.95	8.05	1年以内			
平朔多开公司	1,079,193.18	11.82	1年以内			
平朔实业公司	246,164.63	2.70	1年以内			
平朔供应公司				529,873.20	9.54	小于3个月
合　计	2,060,094.76	22.57		529,873.20	9.54	

十、或有事项

1. 截止 2005 年 12 月 31 日，本公司无重大或有事项。

十一、承诺事项

截止 2005 年 12 月 31 日，本公司无重大承诺事项。

十二、企业清产核资的情况说明

无。

山西平朔房地产开发有限公司

2006 年 2 月 20 日

审计情况说明

1、接受委托审计的企业范围及审计类型

我们接受委托，对平朔煤炭工业公司所属的平朔房地产开发有限公司及其子公司 2005 年度财务决算进行了审计，具体单位及审计意见类型见附表。

2、前期审计差异调整情况

上年度审计无差异的调整情况。

3、本年度审计未调整事项

本年度审计无未调整事项。

4、本年度审计不确认事项

本年度审计无不确认事项。

5、注册会计师认为需要说明或者恰当反映的其他事项

无。


北京中天恒会计师事务所有限责任公司

北京中天恒会计师事务所有限责任公司

2006 年 2 月 20 日

平朔房地产开发有限公司审计报告意见类型汇总表

序号	公司名称	次级	资产总额（万元）	承担审计的会计师事务所名称	审计报告意见类型
1	平朔房地产开发有限公司(本部)	3	4,528.57	北京中天恒会计师事务所	标准无保留意见
2	平朔煤炭工业公司建筑工程公司	4			
3					
4					
5					
6					
7					
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					

专项审计情况说明

我们接受平朔煤炭工业公司（以下简称平朔公司）的委托，审计了平朔房地产开发公司（以下简称房地产公司）2005年12月31日的合并资产负债表以及2005年度的合并利润及利润分配表和合并现金流量表。根据财政部《关于改进和加强企业年度会计报表审计工作管理的若干规定》（财企[2004]5号）、国务院国有资产监督管理委员会《关于印发〈中央企业财务决算审计工作规则〉的通知》（国资发评价[2004]173号）等文件的有关规定，现将房地产公司的审计情况报告如下：

一、接受委托审计的企业范围

按照房地产公司决算报表统计口径，2005年度合并会计报表的审计范围为房地产公司及所属全部（独资或控股）的子公司（含下属事业单位、分支机构、境外子公司等），共1户，其中纳入合并范围的二级子公司1户，详细情况请见房地产公司合并会计报表附注九的披露信息。

二、参与房地产公司联合审计的会计师事务所

参与房地产公司2005年度合并会计报表联合审计的会计师事务所共1家，具体参审情况如下：

序号	会计师事务所名称	参审二级子公司户数	资产总额（万元）	出具非标准无保留意见户数	备注
1	中天恒会计师事务所	0	7,669.02		
2					
3					
4					
5					
	合计	-	7,669.02	-	

三、房地产公司各级子公司审计报告意见类型汇总情况

1、审计报告类型为标准无保留意见的1份；

2、审计报告类型为带强调事项段无保留意见的0份；

3、审计报告类型为保留意见的0份；

4、审计报告类型为带强调事项段保留意见的0份；

5、审计报告类型为否定意见的0份；

6、审计报告类型为无法表示意见的0份；

具体审计意见内容详见"审计报告意见类型汇总表"及"审计报告摘要汇总"。

四、2005年度会计报表的年初数与上年年末数不一致的情况及主要原因

2005年度会计报表的年初数与上年年末数无不一致的情况

序号	主要原因	资产总额	负债总额	所有者权益总额	备注
1	股权转移（隶属关系变更）				
2	按国家统一政策调整报表				
3	会计政策变更				
4	会计估计变更				
5	会计差错更正				
6					
	合计				

五、按照国家政策开展清产核资工作、主辅分离、债务重组、改制改组、破产出售、资产处置、债转股等工作，依据有关部门批复文件调整会计账务情况

房地产公司本年无上述所列事项

六、房地产公司2004年度会计报表已经中天恒会计师事务所审计，并出具XXX号（指审计报告的文号）审计报告，审计意见类型为标准无保留意见报告

七、企业在本年度财务决算中依据会计师事务所审计意见进行的主要账务调整事项

1、审计调整事项对报表项目的影响列表如下：

报表项目	期末未审数	审计调整数		期末报出数	备注
		借方	贷方		
存货	48,528,987.86	17,698,281.23		30,830,706.63	
其他应收款	1,876,378.95	12,060,831.95	17,698,281.23	7,513,828.23	
坏帐准备	2,527,751.91		-112,482.72	2,415,269.19	
其他应付款	-6,505,180.03		12,060,831.95	5,555,651.92	
管理费用	6,205,936.54	-112,482.72		6,318,419.26	

2、主要审计调整事项的原因及金额。

序号	审计调整原因	调整分录	借方	贷方
1	2004年房地产公司开展了旧房换新房业务，房地产公司将职工交回的旧房记入其他应收款项目，审计时提请将其调整记入存货项目，以真实反映其存货情况。	存货	17,698,281.23	
		其他应收款		17,698,281.23
2	对上述业务原挂其他应收款的旧房折价计提的坏帐准备，审计后建议冲回	管理费用	-112482.72	
		坏帐准备		-112482.72
3	其他应收款贷方余额重分类调整	其他应收款	10,484,977.31	
		其他应收款	35,000.00	
		其他应付款		10,484,977.31
		其他应付款		35,000.00
4	其他应付款贷方余额重分类调整	其他应收款	1,540,854.64	
		其他应付款		1,540,854.64

八、本年度审计未调整事项

房地产公司本年无审计未调整事项

九、本年度审计不确认事项

房地产公司本年无审计未调整事项



北京中天恒会计师事务所有限责任公司

中天恒会计师事务所有限公司

2006年 月 20日

企业法人营业执照

（副　本）

注册号1100002443591（1—1）

名　　称 北京中天恒会计师事务所有限责任公司

住　　所 北京市海淀区中关村南大街17号韦伯时代中心C座2306室

法定代表人 高雅青

注册资本 200万元

企业类型 有限责任公司

经营范围 审计企业会计报表；出具审计报告；验证企业注册资本（金），出具验资报告；办理企业合并、分立、清算事项中的审计业务，出具有关的报告；法律、行政法规规定的其他审计业务；基本建设施工预决（结）算审计验证；会计业务咨询服务；销售与会计业务相关的账册、文表、用具；从事资产评估业务；建筑工程造价咨询；工程招标代理；法律、法规禁止的，不得经营；应经审批的，未获审批前不得经营；法律、法规未规定审批的，企业自主选择经营项目，开展经营活动。（法律、法规规定需要专项审批的，取得审批前，不得开展经营活动）＊＊＊

营业期限　自1999年08月25日至　2039年08月24日

成立日期　1995年10月11日

说　　明

1.《企业法人营业执照》是企业取得企业法人资格和合法经营的凭证。
2.《企业法人营业执照》分正本和副本，正本和副本具有同等法律效力。营业执照正本应放在企业法人住所醒目的位置。企业法人可根据业务需要，向登记机关申请领取若干副本。
3.营业执照不得伪造、涂改、出租、出借、转让。除登记机关外，其他任何单位和个人均不得扣留、收缴和吊销。
4.企业法人应在核准登记的经营范围内从事经营活动。
5.企业法人登记注册事项发生变化时，应向原登记机关申请变更登记。
6.每年一月一日至四月三十日，登记机关对企业法人进行年度检验。
7.企业注销登记时，应交回营业执照正、副本。营业执照被登记机关吊销后即自行失效。

企业法人年检情况



登记机关



2004年　月13日

审 计 报 告

煤炭工业邯郸设计研究院

中原建设监理咨询公司



中天恒会计师事务所

ZHONG TIAN HENG CERTIFIED PUBLIC ACCOUNTANTS

中国·北京

审　计　报　告

煤炭工业邯郸设计研究院

中原建设监理咨询公司

目　　录

一、审计报告

二、附送

1、资产负债表

2、利润及利润分配表

3、现金流量表

4、会计报表附注

北京中天恒会计师事务所有限责任公司

地址：北京中关村南大街 11 号　　　　邮编：100081

光大国信大厦 2115 室

电话：（010）6848 6952　　　　传真：（010）6848 6952

审 计 报 告

中天恒审字[2004]1123-2号

煤炭工业邯郸设计研究院中原监理咨询公司：

我们审计了后附的煤炭工业邯郸设计研究院中原监理咨询公司（以下简称贵公司）2003年12月31日的资产负债表以及2003年度的利润表及利润分配表和现金流量表。这些会计报表的编制是贵公司管理当局的责任，我们的责任是在实施审计工作的基础上对这些会计报表发表意见。

我们按照中国注册会计师独立审计准则计划和实施审计工作，以合理确信会计报表是否不存在重大错报。审计工作包括在抽查的基础上检查支持会计报表金额和披露的证据，评价管理当局在编制会计报表时采用的会计政策和作出的重大会计估计，以及评价会计报表的整体反映。我们相信，我们的审计工作为发表意见提供了合理的基础。

我们认为，上述会计报表符合国家颁布的企业会计准则和《勘察设计企业会计制度》的规定，在所有重大方面公允反映了贵公司2003年12月31日的财务状况以及2003年度的经营成果和现金流量。

附表：

一、资产负债表
二、利润表及利润分配表
三、现金流量表
四、会计报表附注

北京中天恒会计师事务所有限责任公司
地址：北京市海淀区中关村南大街11号
光大国信大厦2115室

电话：（010）68486952
邮编：100081

中国注册会计师：中国注册会计师 高雅青

中国注册会计师：中国注册会计师 高跃

2004年3月5日

资产负债表

企财01表

编制单位：中原[illegible]公司　　2003年12月31日　　金额单位：元

项目	行次	年初数	年末数	项目	行次	年初数	年末数
货币资金	1	831,611.68	1,716,894.92	短期借款	45		
短期投资	2			应付票据	46		
应收票据	3			应付账款	47		
应收股利	4			预收账款	48		2,625,862.50
应收利息	5			应付工资	49	54,914.80	451,584.00
应收账款	6	335,425.00	600,789.84	应付福利费	50	136,556.83	142,382.37
其他应收款	7	972,757.18	1,600,010.76	应付利润（股利）	51		
预付账款	8			应付利息	52		
期货保证金	9			应交税金	53	50,356.25	76,037.41
应收补贴款	10			其他应交款	54	906.30	3,521.66
应收出口退税	11			其他应付款	55	2,408,237.60	1,904,080.80
存货	12			预提费用	56		
其中：原材料	13			预计负债	57		
产成品（库存商品）	14			递延收益	58		
待摊费用	15			一年内到期的长期负债	69		
待处理流动资产净损失	16			其他流动负债	60		
一年内到期的长期债权投资	17			流动负债合计	61	2,650,970.78	5,102,468.74
其他流动资产	18			长期借款	62		
流动资产合计	19	2,139,793.86	3,917,695.52	应付债券	63		
长期投资	20			长期应付款	64		
其中：长期股权投资	21			专项应付款	65		
长期债权投资	22			其他长期负债	66		
*合并价差	23			其中：特准储备资金	67		
长期投资合计	24			长期负债合计	68		
固定资产原价	25	381,699.90	1,287,098.70	递延税款贷项	69		
减：累计折旧	26	137,375.33	223,012.16	负债合计	70	2,650,970.78	5,102,468.74
固定资产净值	27	244,324.57	1,064,086.54	*少数股东权益	71		
减：固定资产减值准备	28			实收资本（股本）	72	26,750.00	26,750.00
固定资产净额	29	244,324.57	1,064,086.54	国家资本	73		
工程物资	30			集体资本	74		
在建工程	31			法人资本	75	26,750.00	26,750.00
固定资产清理	32			其中：国有法人资本	76	26,750.00	26,750.00
待处理固定资产净损失	33			集体法人资本	77		
固定资产合计	34	244,324.57	1,064,086.84	个人资本	78		
无形资产	35			外商资本	79		
其中：土地使用权	36			资本公积	80		
递延资产（长期待摊费用）	37			盈余公积	81	1,024.00	1,024.00
其中：固定资产修理	38			其中：法定公益金	82		
固定资产改良支出	39			*未确认的投资损失（以"-"号填列）	83		
其他长期资产	40			未分配利润	84	-294,628.35	-148,460.68
其中：特准储备物资	41			外币报表折算差额	85		
无形及其他资产合计	42			所有者权益合计	86	-266,852.35	-120,686.68
递延税款借项	43				87		
资产总计	44	2,384,118.43	4,981,783.06	负债和所有者权益总计	88	2,384,118.43	4,981,782.06

注：表中带*科目为合并会计报表专用。

利润及利润分配表

企财02表

2003年度

编制单位：中原建设监理[illegible]　　　　金额单位：元

项目	行次	上年实际数	本年实际数	项目	行次	上年实际数	本年实际数
一、主营业务收入	1	2,827,580.00	5,677,831.00	其中：处置固定资产净损失	33		
其中：出口产品（商品）[illegible]收入	2			债务重组损失	34		
进口产品（商品）[illegible]收入	3			罚款支出	35		
减：折扣与折让	4			捐赠支出	36		
二、主营业务收入净额	5	2,827,580.00	5,677,831.00	（二）其他支出	37		
减：（一）主营业务成本	6	2,198,448.80	4,634,924.60	其中：结转的含量工资包干结余	38		
其中：出口产品（商品）销售成本	7			五、利润总额（亏损总额以"—"号填列）	39	24,026.09	204,870.30
（二）主营业务税金及附加	8	155,968.80	313,302.54	减：所得税	40	48,162.54	58,704.63
（三）经营费用	9	1,036.27	20,461.08	* 少数股东损益	41		
（四）其他	10			加：* 未确认的投资损失（以"+"号填列）	42		
加：（一）递延收益	11			六、净利润（净亏损以"—"号填列）	43	-24,136.45	146,165.67
（二）代购代销收入	12			加：（一）年初未分配利润	44	-193,469.90	-294,626.35
（三）其他	13			（二）盈余公积补亏	45		
三、主营业务利润（亏损以"—"号填列）	14	472,126.13	709,142.58	（三）其他调整因素	46	-77,000.00	
加：其他业务利润（亏损以"—"号填列）	15			七、可供分配的利润	47	-294,626.35	-148,460.68
减：（一）营业费用	16			减：（一）提取法定盈余公积	48		
（二）管理费用	17	435,923.17	511,376.71	（二）提取法定公益金	49		
（三）财务费用	18	-3,780.63	-7,104.43	（三）提取职工奖励及福利基金	50		
（四）其他	19			（四）提取储备基金	51		
四、营业利润（亏损以"—"号填列）	20	39,983.59	204,870.30	（五）提取企业发展基金	52		
加：（一）投资收益（损失以"—"号填列）	21			（六）利润归还投资	53		
（二）期货收益	22			（七）补充流动资本	54		
（三）补贴收入	23			（八）单项留用的利润	55		
其中：补贴前亏损企业补贴收入	24			（九）其他	56		
（四）营业外收入	25			八、可供投资者分配的利润	57	-294,626.35	-148,460.68
其中：处置固定资产净收益	26			减：（一）应付优先股股利	58		
非货币性交易收益	27			（二）提取任意盈余公积	59		
出售无形资产收益	28			（三）应付普通股股利（应付利润）	60		
罚款净收入	29			（四）转作资本（股本）的普通股股利	61		
（五）其他	30			（五）其他	62		
其中：用以前年度含量工资结余弥补利润	31			九、未分配利润	63	-294,626.35	-148,460.68
减：（一）营业外支出	32	15,957.50		其中：应由以后年度税前利润弥补的亏损（以"+"号填列）	64		

注：表中带 * 科目为合并会计报表专用。

现金流量表

会年企03表
金额单位：元

2003年度

编制单位：中原建设监理咨询公司

项目	行次	金额	项目	行次	金额	项目	行次	金额
一、经营活动产生的现金流量：	1	—	投资活动产生的现金流量净额	24	-905,398.80	预提费用增加（减：减少）	47	
销售商品、提供劳务收到的现金	2	7,938,328.66	三、筹资活动产生的现金流量：	25	—	处置固定资产、无形资产和其他长期资产的损失（减：收益）	48	
收到的税费返还	3		吸收投资所收到的现金	26		固定资产报废损失	49	
收到的其他与经营活动有关的现金	4		借款所收到的现金	27		财务费用	50	
现金流入小计	5	7,938,328.66	收到的其他与筹资活动有关的现金	28		投资损失（减：收益）	51	
购买商品、接受劳务支付的现金	6	3,214,796.47	现金流入小计	29		递延税款贷项（减：借项）	52	
支付给职工以及为职工支付的现金	7	1,450,461.70	偿还债务所支付的现金	30		存货的减少（减：增加）	53	
支付的各项税费	8	377,551.86	分配股利、利润或偿付利息所支付的现金	31		经营性应收项目的减少（减：增加）	54	-892,618.
支付的其他与经营活动有关的现金	9	1,104,836.59	支付的其他与筹资活动有关的现金	32		经营性应付项目的增加（减：减少）	55	2,451,497.
现金流出小计	10	6,147,646.62	现金流出小计	33		其他	56	
经营活动产生的现金流量净额	11	1,790,682.04	筹资活动产生的现金流量净额	34		经营活动产生的现金流量净额	57	1,790,682.
二、投资活动产生的现金流量：	12	—	四、汇率变动对现金的影响	35		2、不涉及现金收支的投资和筹资活动：	58	—
收回投资所收到的现金	13		五、现金及现金等价物净增加额	36	885,283.24	债务转为资本	59	
其中：出售子公司所收到的现金	14		补充资料：	37	—	一年内到期的可转换公司债券	60	
取得投资收益所收到的现金	15		1、将净利润调节为经营活动现金流量：	38	—	融资租入固定资产	61	
处置固定资产、无形资产和其他长期资产所收回的现金净额	16		净利润	39	146,165.67	其他	62	
收到的其他与投资活动有关的现金	17		加：*少数股东损益	40		3、现金及现金等价物净增加情况：	63	—
现金流入小计	18		减：*未确认投资损失	41		现金的期末余额	64	1,716,89
购建固定资产、无形资产和其他长期资产所支付的现金	19	905,398.80	加：计提的资产减值准备	42		减：现金的期初余额	65	831,61
投资所支付的现金	20		固定资产折旧	43	85,636.83	加：现金等价物的期末余额	66	
其中：购买子公司所支付的现金	21		无形资产摊销	44		减：现金等价物的期初余额	67	
支付的其他与投资活动有关的现金	22		长期待摊费用摊销	45		现金及现金等价物净增加额	68	885,28
现金流出小计	23	905,398.80	待摊费用减少（减：增加）	46			69	

煤炭工业邯郸设计研究院中原建设监理咨询公司

会计报表附注

2003 年度

一　公司的基本情况

煤炭工业邯郸设计研究院中原建设监理咨询公司（以下简称本公司），由煤炭工业邯郸设计研究院出资组建，1989 年在邯郸市工商行政管理局登记注册。

注册资本：100 万元

住　　所：河北省邯郸市滏河北大街 114 号

营业执照注册号码：1304001401976

法定代表人：雷鸣远

本公司经营范围：矿山工程监理，房屋建筑工程监理，市政公用工程监理、电力工程监理。

二　不符合会计核算前提的说明　无

三　重要会计政策和会计估计的说明

1. 会计制度

本公司执行财政部颁发的《勘察设计企业会计制度》。

2. 会计年度

本公司自每年公历 1 月 1 日起至 12 月 31 日止为一个会计年度。

3. 记账基础和计价原则

本公司采用借贷记账法，以权责发生制为记账基础，以历史成本作为计价原则。

4. 记账本位币

本公司以人民币作为记账本位币。

5. 应收款项及坏账准备核算方法

采用直接转销法核算，发生的坏账损失，据实计入当期费用。

6. 存货

本公司存货主要包括一些办公用品，存货取得按实际成本计价。

7. 固定资产及折旧

(1)固定资产标准：使用年限超过 1 年的房屋、建筑物、机器设备、运输工具及其它与生产

经营有关的工具、器具、仪器等。不属于生产经营主要设备的物品，单位价值在 2,000 元以上，并且使用年限超过 2 年以上的，也列作固定资产。

(2) 固定资产分类：房屋建筑物、机械设备、运输设备、其它。

(3) 固定资产按实际成本计价或评估确认后的金额计价。

(4) 固定资产折旧采用直线法。

固定资产的预计经济使用年限、预计净残值率和折旧率如下：

固定资产类别	预计使用年限	残值率	年折旧率(%)
房屋建筑物	10-18 年	0	2.5-3.33
运输设备	12-15 年	0	6.66-8.33
其他设备	5-8 年	0	12.5-20

8. 收入确认原则

本公司于劳务已经提供，同时收讫价款或者取得收取价款的凭据时，确认营业收入的实现。

9. 利润分配

本公司按《公司法》及其他有关规定进行利润分配，缴纳所得税后的利润，除国家另有规定者外，按照下列顺序分配：

①被没收的财物损失，支付各项税收的滞纳金和罚款。

②弥补企业以前年度亏损。

③提取法定盈余公积金。法定盈余公积金按照税后利润扣除前两项后的 10%提取，盈余公积金已达注册资金 50%时可不再提取。

④提取公益金。公益金按照税后利润扣除①②项后的 5%提取。

⑤向投资者分配利润。公司以前年度未分配的利润，可以并入本年度向投资者分配。

四　合并会计报表的编制方法：

本公司本年度没有实际控制生产、经营的被投资单位。

五　重要会计政策、会计估计变更、重大会计差错更正的说明

本公司本会计年度无此项应说明的问题。

六　主要税项

税　项	适　用　税　率
营业税	按服务收入的 5%计缴
城建税	按应缴营业税的 7%计缴

教育费附加	按应缴营业税的3.5%计缴
房产税	自用部分按计税房产原值扣除30%后按年税率1.2%；出租房产按年租金的12%
企业所得税	应纳税所得额在3万元以下的按18%计缴，3-10万元之间的按27%计缴；10万元以上的按33%计缴

①营业税

本公司的监理业务收入适用营业税，税率为业务收入的5%。

②城市维护建设税和教育费附加

本公司按照应交营业税的7%计算缴纳城市维护建设税；按照应交营业税的3.5%缴纳教育费附加。

③所得税

本公司采用应付税款法。收入总额减除成本、费用以及损失后的余额为应纳税所得额。本公司企业及地方所得税是按照本年度应纳税所得额依税率18%计算。

本公司本年度由公司自己申报纳税。

本公司本年度无税收优惠。

④个人所得税

本公司职工的个人所得税由个人承担，公司代扣代缴。

七　职工福利及社会保险

据国家及河北省劳动管理规定，本公司按职工工资总额的一定比例计提职工福利费、职工教育经费、工会经费和养老保险费等。该等基金余额作为应付福利费或其他应付款反映在资产负债表上，计提比例如下：

职工福利费	14%
职工教育经费	1.5%
工会经费	2%
养老保险费	20%

八　会计报表主要项目注释（金额单位：元）

1．货币资金

项目	2003年12月31日	2002年12月31日
现金	837.94	460.27
银行存款	1,704,231.97	819,587.33
其他货币资金	11,825.01	11,564.08
合计	1,716,894.92	831,611.68

2．应收账款：

账龄	2003年12月31日			2002年12月31日		
	金额	比例(%)	坏账准备	金额	比例(%)	坏账准备
1年以内	405,789.84	67.54%				
1—2年				335,425.00	100%	
2—3年	195,000.00	32.46%				
合计	600,789.84	100%		335,425.00	100%	

主要债务人(除关联方)及欠款原因如下：

序号	债务人名称	金额	备注
1	天津津能	120,000.00	监理费
2	北京康迪监理公司	200,000.00	监理费
3	天河小区	95,000.00	监理费

3．固定资产及折旧

项目	2002年12月31日	本期增加	本期减少	2003年12月31日
一、按使用情况划分（原价）	381,699.90	905,398.80		1,287,098.70
1、在用固定资产	381,699.90	905,398.80		1,287,098.70
2、未使用固定资产				
3、不需用固定资产				
二、固定资产原价合计	381,699.90	905,398.80		1,287,098.70
其中：土地资产（清产核资估价入账）				

房屋、建筑物				
机器设备	234,424.50	591,697.80		826,122.30
运输工具	147,275.40	313,701.00		460,976.40
其他设备				
三、累计折旧合计	137,375.33	85,636.83		223,012.16
其中：房屋、建筑物				
机器设备	87,687.50	58,885.14		146,572.64
运输设备	49,687.83	26,751.69		76,439.52
其他设备				
四、固定资产净值合计	244,324.57			1,064,086.54
其中：房屋、建筑物				
机器设备	146,737.00			679,549.66
运输工具	97,587.57			384,536.88
其他设备				

4. 预收账款

本公司预收账款期末余额为 2,525,862.50 元。其中天津地铁 1,458,000.00 元，为先期预付的定金，本工程按完工进度分期进入收入。

5. 应交税金

本公司本年期初应交税金 50,356.25 元，本期增加 391,013.80 元，本期减少 365,332.64 元，期末数为 76,037.41 元。

6. 其他未交款

本公司其他未交款期初数 905.30 元，本期增加 10,188.58 元，本期减少 8,572.22 元，期末数 2,521.66 元。

7. 实收资本

投资者	2002 年 12 月 31 日	本期增加	本期减少	2003 年 12 月 31 日
煤炭工业邯郸设计研究院	26,750.00			26,750.00
合　　计	26,750.00			26,750.00

8. 未分配利润：

本年度本公司该项余额数为-148,460.68 元

未分配利润	金　额
2002.12.31	-294,626.35
本期增加	146,165.67
①本年净利润	146,165.67
本期减少	
②提取法定盈余公积	
③提取公益金	
④提取任意盈余公积	
2003.12.31	-148,460.68

9. 主营业务收入

项目	2003年度	2002年度
监理收入	5,677,831.00	2,827,580.00
合　计	5,677,831.00	2,827,580.00

10. 主营业务成本

项目	2003年度	2002年度
设计成本	4,634,924.80	2,198,448.80
合　计	4,634,924.80	2,198,448.80

11. 管理费用

项目	2003年度	2002年度
工资		
福利费	8,206.00	12,800.38
教育经费	4,564.00	12,440.00
修理费	1,983.00	11,026.00
业务招待费	52,890.10	136,058.90
差旅费	8,004.00	14,888.29
办公费	6,201.60	14,637.45

水电费	0.00	10,000.00
邮电费	86,216.71	43,321.64
税金	3,877.00	491.30
住房公积金	32,614.40	17,777.00
养老金	83,355.80	67,466.60
其他	223,464.10	95,015.61
合计	511,376.71	435923.17

12. 财务费用：本年度本公司发生的财务费用计为-7104.43 元，均为利息收入.

13. 所得税

本年度的利润总额为 204,870.30 元，交纳企业所得税 58,704.63 元。纳税调整如下：

项　目	2003 年度
利润总额	204,870.30
加：调增项目	24,500.95
减：调减项目	51,478.42
本年度的应纳税所得额	177,892.83
减：以前年度亏损	
应纳税所得额	
所得税率	33%
应纳所得税额	58,704.63

煤炭工业邯郸设计研究院中原建设监理咨询公司

2003. 12. 31

企业法人营业执照

（副　本）

注册号 1100002443591（1—1）

名　　称 北京中天恒会计师事务所有限责任公司

住　　所 北京市海淀区中关村南大街11号光大国信大厦2115-2117室

法定代表人 高雅青

注册资本 200万元

企业类型 有限责任公司

经营范围 审计企业会计报表，出具审计报告；验证企业注册资本（金），出具验资报告；办理企业合并、分立、清算事项中的审计业务，出具有关的报告；法律、行政法规规定的其他审计业务；基本建设施工预决（结）算审计验证；会计业务咨询服务；销售与会计业务相关的账册、文表、用具；从事资产评估业务；建筑工程造价咨询；工程招标代理；法律、法规禁止的，不得经营；应经审批的，未获审批前不得经营；法律、法规未规定审批的，企业自主选择经营项目，开展经营活动。（法律、法规规定需要专项审批的，取得审批前，不得开展经营活动）＊＊＊

营业期限 自1999年08月25日至 2039年08月24日

成立日期 1995年10月11日

说　　明

1.《企业法人营业执照》是企业取得企业法人资格和合法经营的凭证。
2.《企业法人营业执照》分正本和副本，正本和副本具有同等法律效力。营业执照正本应放在企业法人住所醒目的位置。企业法人可根据业务需要，向登记机关申请领取若干副本。
3.营业执照不得伪造、涂改、出租、出借、转让。除登记机关外，其他任何单位和个人均不得扣留、收缴和吊销。
4.企业法人应在核准登记的经营范围内从事经营活动。
5.企业法人登记注册事项发生变化时，应向原登记机关申请变更登记。
6.每年一月一日至四月三十日，登记机关对企业法人进行年度检验。
7.企业注销登记时，应交回营业执照正、副本。营业执照被登记机关吊销后即自行失效。

企业法人年检情况

北京市工商行政管理局 (4)			

登记机关

2003年　月30日


CPA
山西天元会计师事务所
浩华国际成员所


报告书
REPORT


Horwath

山 西 天 元 会 计 师 事 务 所
SHANXI TIANYUAN CERTIFIED PUBLIC ACCOUNTAS
地址：水西门街 67 号山西省国税大楼 21 层　　邮编：030002
电话：2387595　2387601　　Add：No. 67 shuiximen St. Taiyuan China

审 计 报 告

晋天元审[2005]0217 号

煤炭工业邯郸设计研究院中原建设监理咨询公司董事会：

我们审计了后附的煤炭工业邯郸设计研究院中原建设监理咨询公司(以下简称“监理咨询公司”)2004 年 12 月 31 日的资产负债表以及 2004 年度的利润及利润分配表和现金流量表。这些会计报表的编制是监理咨询公司管理当局的责任，我们的责任是在实施审计工作的基础上对这些会计报表发表意见。

我们按照中国注册会计师独立审计准则计划和实施审计工作，以合理确信会计报表是否不存在重大错报。审计工作包括在抽查的基础上检查支持会计报表金额和披露的证据，评价管理当局在编制会计报表时采用的会计政策和做出的重大会计估计，以及评价会计报表的整体反映。我们相信，我们的审计工作为发表意见提供了合理的基础。

我们认为，上述会计报表符合国家颁布的企业会计准则和《企业会计制度》的规定，在所有重大方面公允反映了监理咨询公司 2004 年 12 月 31 日的财务状况以及 2004 年度的经营成果和现金流量。



山西天元会计师事务所(有限公司)

中国·太原



中国注册会计师：

中国注册会计师：

二零零五年一月十六日

资产负债表

企财01表

编制单位：煤炭工业邯郸设计研究院中原建设监理咨　　2004年12月31日　　金额单位：元

项　目	行次	年初数	年末数	项　目	行次	年初数	年末数
货币资金	1	1,716,894.92	3,408,481.86	短期借款	47		
短期投资	2			应付票据	48		
应收票据	3			应付账款	49		
应收股利	4			预收账款	50	2,525,862.50	5,490,758.66
应收利息	5			应付工资	51	451,584.00	58,884.00
应收账款	6	529,289.84	494,500.00	应付福利费	52	142,382.37	268,072.17
其他应收款	7	1,497,010.76	1,612,162.46	应付股利（应付利润）	53		
预付账款	8			应付利息	54		
期货保证金	9			应交税金	55	76,037.41	192,409.26
应收补贴款	10			其他应交款	56	2,521.66	1,792.79
应收出口退税	11			其他应付款	57	1,904,080.80	1,054,130.30
存货	12			预提费用	58		
其中：原材料	13			预计负债	59		
库存商品（产成品）	14			递延收益	60		
待摊费用	15			一年内到期的长期负债	61		
待处理流动资产净损失	16			其他流动负债	62		
一年内到期的长期债权投资	17			流动负债合计	63	5,102,468.74	7,066,047.18
其他流动资产	18			长期借款	64		
流动资产合计	19	3,743,195.52	5,515,144.32	应付债券	65		
长期投资	20			长期应付款	66		
其中：长期股权投资	21			专项应付款	67		
长期债权投资	22			其他长期负债	68		
*合并价差	23			其中：特准储备基金	69		
长期投资合计	24			长期负债合计	70		
固定资产原价	25	1,287,098.70	1,918,821.16	递延税款贷项	71		
减：累计折旧	26	321,313.99	512,392.77	负债合计	72	5,102,468.74	7,066,047.18
固定资产净值	27	965,784.71	1,406,428.39	*少数股东权益	73		
减：固定资产减值准备	28			实收资本（股本）	74	26,750.00	26,750.00
固定资产净额	29	965,784.71	1,406,428.39	国家资本	75		
工程物资	30			集体资本	76		
在建工程	31			法人资本	77	26,750.00	26,750.00
固定资产清理	32			其中：国有法人资本	78	26,750.00	26,750.00
待处理固定资产净损失	33			集体法人资本	79		
固定资产合计	34	965,784.71	1,406,428.39	个人资本	80		
无形资产	35			外商资本	81		
其中：土地使用权	36			资本公积	82		
长期待摊费用（递延资产）	37			盈余公积	83	1,024.00	1,024.00
其中：固定资产修理	38			其中：法定公益金	84		
固定资产改良支出	39			*未确认的投资损失（以"-"号填列）	85		
其他长期资产	40			未分配利润	86	-421,262.51	-172,248.47
其中：特准储备物资	41			其中：现金股利	87		
无形资产及其他资产合计	42			外币报表折算差额	88		
递延税款借项	43			所有者权益小计	89	-393,488.51	-144,474.47
	44			减：未处理资产损失	90		
	45			所有者权益合计（剔除未处理资产损失后的金额）	91	-393,488.51	-144,474.47
资产总计	46	4,708,980.23	6,921,572.71	负债和所有者权益总计	92	4,708,980.23	6,921,572.71

利润及利润分配表

企财02表

编制单位：煤炭工业邯郸设计研究院中原建设监理咨　　2004年度　　金额单位：元

项　　目	行次	上年实际数	本年实际数	项　　目	行次	上年实际数	本年实际数
一、主营业务收入	1	5,677,831.00	8,299,334.00	罚款支出	38		
其中：出口产品（商品）销售收入	2			捐赠支出	39		
进口产品（商品）销售收入	3			（二）其他支出	40		
减：折扣与折让	4			其中：结转的含量工资包干结余	41		
二、主营业务收入净额	5	5,677,831.00	8,299,334.00	五、利润总额（亏损总额以"—"号填列）	42	287,448.14	429,458.18
减：（一）主营业务成本	6	4,671,346.96	7,043,069.61	减：所得税	43	58,704.63	180,444.14
其中：出口产品（商品）销售成本	7			* 少数股东损益	44		
（二）主营业务税金及附加	8	313,302.54	460,613.04	加：* 未确认的投资损失	45		
（三）经营费用	9			六、净利润（净亏损以"—"号填列）	46	228,743.51	249,014.04
（四）其他	10			加：（一）年初未分配利润	47	-650,006.02	-421,262.51
加：（一）递延收益	11			（二）盈余公积补亏	48		
（二）代购代销收入	12			（三）其他调整因素	49		
（三）其他	13			七、可供分配的利润	50	-421,262.51	-172,248.47
三、主营业务利润（亏损以"—"号填列）	14	693,181.50	795,651.35	减：（一）提取法定盈余公积	51		
加：其他业务利润（亏损以"—"号填列）	15			（二）提取法定公益金	52		
减：（一）营业费用	16	20,461.08	105,298.89	（三）提取职工奖励及福利基金	53		
（二）管理费用	17	392,376.71	246,670.12	（四）提取储备基金	54		
（三）财务费用	18	-7,104.43	9,104.16	（五）提取企业发展基金	55		
其中：利息支出	19			（六）利润归还投资	56		
利息收入	20	8,335.33	7,683.84	（七）补充流动资本	57		
汇兑净损失（汇兑净收益以"-"号填列）	21			（八）单项留用的利润	58		
（四）其他	22			（九）其他	59		
四、营业利润（亏损以"—"号填列）	23	287,448.14	434,378.18	八、可供投资者分配的利润	60	-421,262.51	-172,248.47
加：（一）投资收益（损失以"—"号填列）	24			减：（一）应付优先股股利	61		
（二）期货收益	25			（二）提取任意盈余公积	62		
（三）补贴收入	26			（三）应付普通股股利(应付利润)	63		
其中：补贴前亏损的企业补贴收入	27			（四）转作资本（股本）的普通股股利	64		
（四）营业外收入	28			（五）其他	65		
其中：处置固定资产净收益	29			九、未分配利润	66	-421,262.51	-172,248.47
非货币性交易收益	30			其中：应由以后年度税前利润弥补的亏损（以"+"号填列）	67		
出售无形资产收益	31			补充资料：	68	—	—
罚款净收入	32			一、出售、处置部门或被投资单位所得收益	69		
（五）其他	33			二、自然灾害发生的损失	70		
其中：用以前年度含量工资结余弥补利润	34			三、会计政策变更增加（或减少）利润总额	71		
减：（一）营业外支出	35		4,920.00	四、会计估计变更增加（或减少）利润总额	72		
其中：处置固定资产净损失	36			五、债务重组损失	73		
出售无形资产损失	37			六、其他非经常性损益	74		4,920.00

注：表中带*项目为合并会计报表专用。

现金流量表

企财03表

编制单位：煤炭工业邯郸设计研究院中原建设监理咨　　2004年度　　金额单位：元

项　目	行次	金额	项　目	行次	金额	项　目	行次	金额
一、经营活动产生的现金流量：	1	—	投资活动产生的现金流量净额	24	-831,772.48	预提费用增加（减：减少）	47	
销售商品、提供劳务收到的现金	2	11,370,520.00	三、筹资活动产生的现金流量：	25	—	处置固定资产、无形资产和其他长期资产的损失（减：收益）	48	
收到的税费返还	3		吸收投资所收到的现金	26		固定资产报废损失	49	
收到的其他与经营活动有关的现金	4		借款所收到的现金	27		财务费用	50	
现金流入小计	5	11,370,520.00	收到的其他与筹资活动有关的现金	28		投资损失（减：收益）	51	
购买商品、接受劳务支付的现金	6	5,834,407.11	现金流入小计	29		递延税款贷项（减：借项）	52	
支付给职工以及为职工支付的现金	7	2,237,241.40	偿还债务所支付的现金	30		存货的减少（减：增加）	53	
支付的各项税费	8	814,681.79	分配股利、利润或偿付利息所支付的现金	31		经营性应收项目的减少（减：增加）	54	93,838.14
支付的其他与经营活动有关的现金	9	659,850.30	支付的其他与筹资活动有关的现金	32		经营性应付项目的增加（减：减少）	55	1,850,928.44
现金流出小计	10	9,047,160.60	现金流出小计	33		其他	56	
经营活动产生的现金流量净额	11	2,323,359.40	筹资活动产生的现金流量净额	34		经营活动产生的现金流量净额	57	2,323,359.40
二、投资活动产生的现金流量：	12	—	四、汇率变动对现金的影响	35		二、不涉及现金收支的投资和筹资活动：	58	—
收回投资所收到的现金	13		五、现金及现金等价物净增加额	36	1,691,586.94	债务转为资本	59	
其中：出售子公司所收到的现金	14		补充资料：	37	—	一年内到期的可转换公司债券	60	
取得投资收益所收到的现金	15		一、将净利润调节为经营活动现金流量：	38	—	融资租入固定资产	61	
处置固定资产、无形资产和其他长期资产所收回的现金净额	16		净利润	39	249,014.04	其他	62	
收到的其他与投资活动有关的现金	17		加：＊少数股东损益	40		三、现金及现金等价物净增加情况：	63	—
现金流入小计	18		减：＊未确认的投资损失	41		现金的期末余额	64	3,408,481.88
购建固定资产、无形资产和其他长期资产所支付的现金	19	831,772.48	加：计提的资产减值准备	42	-61,500.00	减：现金的期初余额	65	1,716,894.92
投资所支付的现金	20		固定资产折旧	43	191,078.78	加：现金等价物的期末余额	66	
其中：购买子公司所支付的现金	21		无形资产摊销	44		减：现金等价物的期初余额	67	
支付的其他与投资活动有关的现金	22		长期待摊费用摊销	45		现金及现金等价物净增加额	68	1,691,586.94
现金流出小计	23	831,772.48	待摊费用减少（减：增加）	46			69	

注：表中带＊项目为合并会计报表专用。

资产减值准备及资产损失情况表

编制单位：煤炭工业邯郸设计研究院中原建设监理咨　　2004年12月31日　　企财04表

金额单位：元

项目	行次	年初余额	本年计提额	本年转回（减少）额					年末余额	项目	行次	金额	项目	行次	金额
				因资产价值回升转回额	因核实资产损失冲销额	因资产置换等转出额	其他原因转回（减少）额	合计							
栏次		1	2	3	4	5	6	7	8	—	—	9	—	—	10
一、资产减值准备合计	1	174,500.00	27,500.00				89,000.00	89,000.00	113,000.00	二、资产损失及挂账合计	22		4、其他挂账	43	
（一）坏账准备	2	174,500.00	27,500.00	—			89,000.00	89,000.00	113,000.00	（一）当年处理的资产净损失	23		（四）应收亏损挂账（用“-”号反映）	44	
其中：应收账款	3	71,500.00	27,500.00	—					99,000.00	1、流动资产净损失	24		（五）已确认审核处的资产损失挂账	45	
其他应收款	4	103,000.00		—			89,000.00	89,000.00	14,000.00	其中：坏账损失	25		三、当年核销以前年度损失和挂账	46	
（二）短期投资跌价准备	5									存货损失	26		其中：在当年损益中消化以前年度损失挂账	47	
其中：股票投资	6									短期投资损失	27			48	
债券投资	7									2、固定资产净损失	28			49	
（三）存货跌价准备	8									其中：固定资产盘亏	29			50	
其中：库存商品	9									固定资产报损、报废	30			51	
原材料	10									固定资产出售	31			52	
（四）长期投资减值准备	11									3、长期投资损失	32			53	
其中：长期股权投资	12									4、无形资产损失	33			54	
长期债权投资	13									5、在建工程损失	34			55	
（五）固定资产减值准备	14									6、委托贷款损失	35			56	
其中：房屋、建筑物	15									（二）执行新财务制度调整的资产损失	36			57	
机器设备	16									其中：资产损失已确认的调整损失	37			58	
（六）无形资产减值准备	17									（三）资金挂账	38			59	
其中：专利权	18									1、潜亏挂账	39			60	
商标权	19									2、经营亏损形成的潜亏挂账	40			61	
（七）在建工程减值准备	20									其中：未足额提取的减值准备	41			62	
（八）委托贷款减值准备	21									3、经营亏损形成的亏损挂账	42			63	

所有者权益（或股东权益）增减变动表

企财04表

编制单位：煤炭工业邯郸设计研究院中原建设监理咨　　　　2004年度　　　　金额单位：元

项目	行次	本年数	项目	行次	本年数	补充资料：	行次	金额
一、实收资本（或股本）：	1	—	转增资本（或股本）	34		一、年初国有资本及权益总额	67	-393,488.51
年初余额	2	26,750.00	分派现金股利或利润	35		二、本年国有资本及权益增加	68	249,014.04
本年增加数	3		分派股票股利	36		（一）国家、国有单位直接或追加投资	69	
其中：资本公积转入	4		年末余额	37	1,024.00	（二）无偿划入	70	
盈余公积转入	5		其中：法定盈余公积	38		（三）资产评估增加	71	
利润分配转入	6		储备基金	39		（四）清产核资增加	72	
新增资本（或股本）	7		企业发展基金	40		（五）产权界定增加	73	
本年减少数	8		四、法定公益金：	41	—	（六）资本（股票）溢价	74	
年末余额	9	26,750.00	年初余额	42		（七）接受捐赠	75	
二、资本公积：	10	—	本年增加数	43		（八）债权转股权	76	
年初余额	11		其中：从净利润中提取数	44		（九）税收返还	77	
本年增加数	12		本年减少数	45		（十）补充流动资本	78	
其中：资本（或股本）溢价	13		其中：集体福利支出	46		（十一）减值准备转回	79	89,000.00
接受捐赠非现金资产准备	14		年末余额	47		（十二）会计调整	80	
接受现金捐赠	15		五、未分配利润：	48	—	（十三）中央和地方政府确定的其他因素	81	
股权投资准备	16		年初未分配利润	49	-421,262.51	（十四）经营积累	82	160,014.04
拨款转入	17		本年净利润（净亏损以"—"号填列）	50	249,014.04	三、本年国有资本及权益减少	83	
外币资本折算差额	18		盈余公积补亏	51		（一）经国家专项批准核销	84	
其他资本公积	19		其他调整因素	52		（二）无偿划出	85	
本年减少数	20		本年利润分配	53		（三）资产评估减少	86	
其中：转增资本（或股本）	21		年末未分配利润（未弥补亏损以"—"号填列）	54	-172,248.47	（四）清产核资减少	87	
年末余额	22			55		（五）产权界定减少	88	
三、法定和任意盈余公积：	23	—		56		（六）消化以前年度潜亏和挂账而减少	89	
年初余额	24	1,024.00		57		（七）因自然灾害等不可抗拒因素减少	90	
本年增加数	25			58		（八）因主辅分离减少	91	
其中：从净利润中提取数	26			59		（九）企业按规定上缴红利	92	
其中：法定盈余公积	27			60		（十）资本（股票）折价	93	
任意盈余公积	28			61		（十一）中央和地方政府确定的其他因素	94	
储备基金	29			62		（十二）经营减值	95	
企业发展基金	30			63		四、年末国有资本及权益总额	96	-144,474.47
法定公益金转入数	31			64		五、年末其他国有资金	97	
本年减少数	32			65		六、年末国有资产总量	98	-144,474.47
其中：弥补亏损	33			66		七、年末合并国有资产总量（计算机自动生成）	99	

应上交应弥补款项表

企财06表

编制单位：煤炭工业邯郸设计研究院中原建设监理咨　　2004年度　　金额单位：元

项目	行次	金额	项目	行次	金额	项目	行次	金额
一、增值税：	1	—	本年应交数	33		年初未交数	65	
年初未交数	2		本年已交数	34		本年应交数	66	
本年应交数	3		年末未交数	35		本年已交数	67	
本年已交数	4		八、关税：	36	—	年末未交数	68	
年末未交数	5		本年已交进口关税	37		十五、基本养老保险：	69	—
二、消费税：	6	—	本年已交出口关税	38		年初未交数	70	
年初未交数	7		九、企业所得税：	39	—	本年应交数	71	120,702.40
本年应交数	8		年初未交数	40	7,029.92	本年已交数	72	120,702.40
本年已交数	9		本年应交数	41	180,444.14	年末未交数	73	
年末未交数	10		本年已交数	42	46,645.73	十六、失业保险：	74	—
三、营业税：	11	—	年末未交数	43	140,828.33	年初未交数	75	
年初未交数	12	62,633.80	十、其他各税：	44	—	本年应交数	76	
本年应交数	13	414,966.70	年初未交数	45	656.75	本年已交数	77	
本年已交数	14	433,187.90	本年应交数	46	4,479.67	年末未交数	78	
年末未交数	15	44,412.60	本年已交数	47	4,661.89	十七、基本医疗保险：	79	—
四、资源税：	16	—	年末未交数	48	474.53	年初未交数	80	
年初未交数	17		十一、财政拨款：	49	—	本年应交数	81	
本年应交数	18		年初结余	50		本年已交数	82	
本年已交数	19		本年拨入	51		年末未交数	83	
年末未交数	20		本年支出	52		补充资料：	84	—
五、城建税：	21	—	本年结余	53		一、本年应交税金总额	85	641,387.18
年初未交数	22	7,973.76	十二、储备粮油差价款：	54	—	二、本年实际上交税金总额	86	528,741.52
本年应交数	23	29,047.69	年初未补数	55		三、本年实际支付补充养老保险（年金）总额	87	
本年已交数	24	30,273.17	本年应补数	56		四、本年实际支付补充医疗保险总额	88	
年末未交数	25	6,748.28	本年已补数	57		五、出口退税情况	89	—
六、教育费附加：	26	—	年末未补数	58		出口额（美元）	90	
年初未交数	27	2,952.11	十三、预算弥补亏损及补贴：	59	—	以前年度欠出口退税	91	
本年应交数	28	12,448.98	年初未补数	60		本年度应收出口退税	92	
本年已交数	29	13,972.83	本年应补数	61		本年度已收出口退税	93	
年末未交数	30	1,428.26	本年已补数	62		年末欠出口退税	94	
七、农牧业税：	31	—	年末未补数	63		六、本年应纳税所得额	95	546,800.42
年初未交数	32		十四、国有资本收益：	64	—		96	

Table 1-10: SRK JORC Code Resource Categories

Operating Company	Mine [1]	China Coal Effective Equity Interest (%)	Measured Resources (Mt)	Indicated Resources (Mt)	Inferred Resources (Mt)	Measured + Indicated Resources (Mt)	Total Resources (Mt)	Mineable Measured Resources (Mt)	Mineable Indicated Resources (Mt)
Pingshuo Coal Company									
	Antaibao OP	100	151	15	15	166	181	151	15
	Antaibao UG	100	366	295	345	661	1,006	366	295
	Anjialing OP	100	247	475	493	722	1,215	247	475
	Anjialing UG	100	231	24	30	255	285	231	24
	Pingshuo East OP [2]	100	374	659	816	1,033	1,849	374	659
Sub-total Pingshuo Coal			**1,369**	**1,468**	**1,699**	**2,837**	**4,536**	**1,369**	**1,468**
Shanghai Datun Energy Resources Co Ltd									
	Yaoqiao UG	62.43	163	44	174	207	381	163	44
	Xuzhuang UG	62.43	28	42	193	70	263	27	37
	Longdong UG	62.43	21	10	16	31	47	21	9
	Kongzhuang UG	62.43	20	24	97	44	141	20	22
Sub-total Datun Coal			**232**	**120**	**480**	**352**	**832**	**231**	**112**
Huajin Coking Coal Co Ltd									
	Shaqu UG	50	352	584	888	936	1,824	221	324
	Wangjialing UG	50	344	292	1,587	636	2,223	229	196
Sub-total Huajin Coal			**696**	**876**	**2,475**	**1,572**	**4,047**	**450**	**520**
Shanxi Nanliang Coal Co Ltd									
	Nanliang UG	55	35	30	9	65	74	35	30
Total			**2,332**	**2,494**	**4,663**	**4,826**	**9,489**	**2,085**	**2,130**

1. The above table shows 100% of the resources at each mine managed by China Coal
2. A Mining Right for the Pingshuo East OP is expected to be granted in March 2007

As a result of the rigourous methodology applied, the resources reported here are considered by SRK to be conservative relative to other interpretations of the People's Republic of China (PRC) standards, but are also considered to be highly reliable and transparently verifiable by an independent auditor, thus providing much greater confidence in China Coal's resources.

It is highly probable that a large portion of the inferred resources could be converted to in-situ reserves upon further in-fill drilling. SRK has reached this view because particular assets in the inferred category have a high probability of regular (stable) geology and only reasonably varying quality parameters. These characteristics have been demonstrated, for example, at Shaqu mine.

China Coal is undertaking a resources conversion program well ahead of development and its policy of ongoing exploration is comparable to world best practice in coal asset development and exploration.

SRK is impressed with China Coal's current exploration program, as it includes the use of high technology 3D seismic surveys to map and predict structural and lithological variation ahead of drilling. These predictions allow for efficient utilisation of drilling funds by defining structural variability ahead of drilling.

Using the JORC Code principles as guidelines and incorporating parameters consistent with Chinese industry standards, SRK estimates China Coal's coal resources and reserves as at 30 June 2006 as indicated in Table 1-10 and Table 1-11.

Mining Rights

China Coal holds granted mining rights for each of the mines reviewed in the SRK report. The mining rights are for a defined mining area and for a defined time period. Within these parameters, and as long as China Coal continues to meet its other statutory requirements, the group will continue to enjoy the exclusive rights to mine and process coal from these tenements.

China Coal's mining rights have been renewed over the past six years and provide for mining to continue until approximately 2030 for most mines and until 2020 for the Nanliang mine. Details are provided in the relevant sections of this report.

On the basis of precedent, SRK has assumed that China Coal will be able to renew its mining rights for a further period, possibly 30 years, when the current mining rights are due for renewal.

1.8 Geology

The geology and types of coal products vary across the mines operated by China Coal, from simple geology to complex and difficult geological conditions and from coking coal to thermal coal suitable for both domestic and export markets.

1.8.1 Pingshuo Coal

At Pingshuo Coal Company (Pingshuo Coal) operations, there are two large scale open-pit mines successfully extracting three thick seams (from 2 to 22 m) at depths of up to 200 m. These coal seams are high energy thermal coals. The two basal seams have higher sulphur content and require blending with the upper seam to meet Chinese emission standards. The new Anjialing underground mine is performing well as the strata conditions are highly favourable for longwall extraction with the top coal caving method and methane gas levels are very low.

1.8.2 Datun Coal

Geological conditions at Shanghai Datun Energy Resources Co Ltd (Datun Coal) operations are quite complex causing difficult conditions for underground extraction of coal seams. Datun Coal has employed good mining strategies to successfully extract coal using mechanised longwall methods. It also uses modern three dimensional (3D) seismic surveys to detect the presence of faulting in the coal seams, allowing more efficient planning of mining. The top two seams are the thickest with best quality coal and are the current mining horizons. The area contains many minor faults which have minimal impact on current mining targets. The lower seam (#17 seam) has a higher sulphur content which will require blending with the upper seams. Datun Coal's products are suited to the domestic coking coal market.

1.8.3 Huajin Coal

Huajin Coking Coal Co Ltd's (Huajin Coal) Shaqu underground mine has relatively high levels of methane gas however these are well managed with gas drainage systems and adequate ventilation. Shaqu mine has excellent geological conditions with good roof conditions and an absence of any imposing structural features. Shaqu mine produces a good domestic coking coal and a smaller quantity of export coking coal.

1.8.4 Nanliang Coal

The Nanliang mine of Shanxi Nanliang Coal Co Ltd (Nanliang Coal) has excellent conditions for underground coal mining including a competent roof, little structural disturbance, no detectable methane gas and produces good quality thermal coal products.

1.9 Resources and Reserves

In order to provide an internationally recognised form of reporting resources and reserves, SRK has used the principles of the Joint Ore Reserves Committee (JORC) Code as guidelines. The methodology employed is set out in greater detail in Section 2.2 of this report.

China Coal has estimated Marketable Reserves of 3 Bt as at 30 June 2006 and 9.5 Bt of coal resources under management, representing a large and high quality resource base for future development. Almost half of this resource base is in measured and indicated categories, and converts to in-situ recoverable reserves of over 3.4 Bt of coal.

The workforce employed at China Coal mines as of December 2005 is shown in Table 1-8. Employee numbers reflect the competitive salaries in China compared to most other coal producing countries.

Table 1-8: Workforce – China Coal

Operating Company	Mining Method	Production [1]	Management [2]	Other	Total Employees [3]
Pingshuo Coal Company					
Antaibao	OP	1,464			
Anjialing	OP	774			
Anjialing	UG	609			
Sub-total Pingshuo Coal		**2,847**	**963**	**4,996**	**8,806**
Shanghai Datun Energy Resources Co Ltd					
Yaoqiao	UG	2,833			
Xuzhuang	UG	2,117			
Longdong	UG	1,749			
Kongzhuang	UG	2,090			
Sub-total Datun Coal		**8,789**	**11**	**766**	**9,566**
Huajin Coking Coal Co Ltd					
Shaqu	UG	**1,755**	**10**	**419**	**2,184**
Shanxi Nanliang Coal Co Ltd					
Nanliang	UG	**566**	**3**	**38**	**607**
Total		**13,957**	**987**	**6,219**	**21,163**

1. Production includes permanent and contractor employees involved in mining activities on surface and underground
2. Management includes senior management only – excludes functional departments e.g. finance and accounting
3. Employee numbers only include personnel involved with the mines – excludes coal preparation plants, rail etc

Labour productivity figures at respective China Coal mines are based on employees and contractors working at the mine sites and involved in the mining process and are shown in Table 1-9.

Table 1-9: Labour Productivity - China Coal

Mine	Mining Method	2005 ROM Output (Mt)	Employees & Contractors [1]	2005 Productivity (ROM Tonnes per Employee-year)
Antaibao	OP	16.44	1,464	11,230
Anjialing	OP	15.01	774	19,393
Total Open-pit		**31.45**	**2,238**	**14,053**
Anjialing	UG	8.70	609	14,286
Yaoqiao	UG	3.40	2,833	1,200
Xuzhuang	UG	1.41	2,117	666
Longdong	UG	1.16	1,749	663
Kongzhuang	UG	1.15	2,090	550
Shaqu[2]	UG	1.87	1,755	1,066
Nanliang	UG	0.98	566	1,731
Total Underground		**18.67**	**11,719**	**1,593**
Total China Coal		**50.12**	**13,957**	**3,591**

1. Based on workers in production roles only
2. Shaqu mine not at full production during 2005

1.6 Operating Costs

China Coal has provided mine production costs for all of its managed mines for the period 2003 to 2005. SRK has reviewed and accepted these costs as reflecting China Coal's mining operations. Cash production costs are directly associated with coal production (excluding CPPs) and includes but are not limited to, salaries and wages, consumables, electricity and water, maintenance, rehabilitation, materials, explosives and contract operations. China Coal's low-cost structure from a world industry perspective is driven by efficient coal production, especially from the Pingshuo highly productive open-pit mines and Anjialing underground mine, and attractive rates for materials and labour. Historic average annual mine cash costs are shown in Table 1-7.

Table 1-7: Average Annual Mine Cash Costs – China Coal

Operating Company and Mine	Mining Method	Cash Operating Cost (RMB/tonne)		
		2003	2004	2005
Pingshuo Coal Company				
Antaibao	OP	49.55	60.05	77.67
Anjialing	OP	29.90	39.33	56.29
Anjialing	UG	-	-	69.07
Shanghai Datun Energy Resources Co Ltd				
Yaoqiao	UG	93.60	135.95	151.44
Xuzhuang	UG	143.23	202.70	238.73
Longdong	UG	149.96	212.36	198.99
Kongzhuang	UG	163.78	230.26	273.65
Huajin Coking Coal Co Ltd				
Shaqu	UG	73.00	102.00	118.00
Shanxi Nanliang Coal Co Ltd				
Nanliang	UG	60.88	36.00	49.00

1.7 Organisational Structure and Workforce

The following chart summarises China Coal's organisational structure and the operating mines at each of the subsidiary companies. Diagrams of organisational structures of operating companies are shown in Appendix 2.


CHINA COAL
100%
100%
100%
100%
Antaibao
Open Pit Mine
Open Pit Mine
Underground Mine
Underground Mine
Pingshuo East
Open Pit Mine
Yaoqiao
Underground Mine
Underground Mine
Underground Mine
Underground Mine
Exploration Site
55%
42%
51%
CPP
Dazhong
CPP
Shuozhong
CPP

The ROM coal production in 2005 totalled 50.12 Mt with the contribution from each subsidiary company as shown in Figure 1-4 below.


2005 Production by Subsidiary Company
Huajin Coking Coal, 1.87 Mt 4%
Shanxi Nanliang Coal, 0.98 Mt 2%
Shanghai Datun Energy Resources, 7.12 Mt 14%
Pingshuo Coal, 40.15 Mt 80%

Figure 1-4: China Coal 2005 Production by Subsidiary Company

1.5 Capital Expenditure

China Coal has made considerable investment in production capacity in recent years and plans to invest a further RMB2,840 M in 2006. Forecast capital investment in 2007 and 2008 is RMB5,994 M and RMB5,578 M respectively (Table 1-6) mainly due to increased capital investment for the construction of the Pingshuo East open-pit and Wangjialing underground mine.

Table 1-6: Capital Expenditure – China Coal

Operating Company and Mine	Mining Method	Capital Expenditure (RMB Million)					
		2003	2004	2005	2006	2007	2008
Pingshuo Coal Company							
Antaibao	OP	87	116	258	652	352	463
Anjialing	OP	539	953	838	353	315	463
Anjialing	UG				830	426	470
Antaibao	UG	-	68	228	298	390	29
Pingshuo East [1]	OP	-	-	-	200	2,447	2,224
Shanghai Datun Energy Resources Co Ltd							
Yaoqiao	UG	22	29	15	22	22	30
Xuzhuang	UG	33	32	15	17	17	40
Kongzhuang	UG	33	19	28	24	27	10
Longdong	UG	19	10	8	14	14	40
Huajin Coking Coal Co Ltd							
Shaqu [2]	UG	678	247	182	48	902	776
Wangjialing [2]	UG	-	-	-	182	1,070	1,023
Shanxi Nanliang Coal Co Ltd							
Nanliang	UG	24	29	9	200	12	10
Total Capital Investment		**1,435**	**1,503**	**1,581**	**2,840**	**5,994**	**5,578**

1. A Mining Right for the Pingshuo East OP is expected to be granted in March 2007
2. Capital expenditure reflects 100% ownership – China Coal ownership and contribution 50%

China Coal's total historical ROM coal production has increased by 51% from 2003 to 2005. A further increase of approximately 80% is forecast by 2008, when production is projected to amount to approximately 90 Mtpa, as shown in the following graph (Figure 1-2).


100
90
80
70
60
50
40
30
20
10
0
2003
2004
2005
2006F
2007F
2008F

Figure 1-2: China Coal Historical and Forecast Production, 2003 to 2008

While China Coal operates both open-pit and underground mines, production has been dominated by highly productive, low cost open-pit mines using international brands of truck and shovel mining equipment. As shown in the following figure, forecast production over the period from 2005 to 2008 from open-pit mines varies between 57% and 64% and from 37% to 43% from underground mines.


Underground
Open-pit
Mtpa
100
90
80
70
60
50
40
30
20
10
0
37%
63%
43%
57%
36%
64%
40%
60%
2005
2006F
2007F
2008F

Figure 1-3: China Coal Production by Mining Method, 2005 to 2008

Table 1-4: Historical and Future Production – China Coal

Operating Company and Mine	Mining Method	ROM Output (Mt)				Forecast ROM Output (Mt)			Indicative Mine life[1] (years)
		2003	2004	2005	2006H1	2006F	2007F	2008F	
Pingshuo Coal Company									
Antaibao	OP	13.61	14.78	16.44	9.41	19.00	20.00	23.00	6
Anjialing	OP	11.01	14.45	15.01	9.22	18.00	20.00	20.00	26
Anjialing [2]	UG	-	0.91	8.70	6.57	17.00[3]	15.00[4]	20.00	8
Antaibao	UG	-	-	-	-	-	-[5]	4.00	55
Pingshuo East [6]	OP	-	-	-	-	-	6.00	12.00	47
Shanghai Datun Energy Resources Co Ltd									
Longdong	UG	1.10	1.20	1.16	0.65	1.15	1.05	1.15	20
Yaoqiao	UG	3.51	3.41	3.40	1.93	3.40	3.40	3.40	47
Xuzhuang	UG	1.45	1.42	1.41	0.82	1.40	1.40	1.40	35
Kongzhuang	UG	1.20	1.15	1.15	0.64	1.05	1.15	1.15	28
Huajin Coking Coal Co Ltd									
Shaqu	UG	0.98	1.63	1.87	1.25	2.40	3.00	5.00	85
Wangjialing	UG	-	-	-	-	-	-	-	55
Shanxi Nanliang Coal Co Ltd									
Nanliang	UG	0.37	0.78	0.98	0.50	1.00	1.00	1.20	42
Total		**33.23**	**39.73**	**50.12**	**30.99**	**64.40**	**72.00**	**92.30**	

1. Based on recoverable reserves and forecast production capacity
2. Total production from No. 1 and No. 2 shaft
3. China Coal expects 18Mt for 2006 with 12.2 Mt actual reported up to Sept 2006 and new longwall face commencing in Aug 2006
4. China Coal expects higher output (in excess of 17Mt) – allowance in prediction for incline conveyor upgrades during July 2007
5. China Coal planning to commence production during 2007 - see Section 3.10.1
6. A Mining Right for the Pingshuo East OP is expected to be granted in March 2007

Table 1-5: Mining Quantities under Current Licence and Renewed Licence

Mine	Recoverable Reserves (Mt)	Year Licence needs renewal	Tonnes mined under current licence tenure [1] (Mt)	Tonnes mined under renewed licence tenure [1] (Mt)
Pingshuo Coal Company				
Antaibao Open-pit	151	2031	151	0
Anjialing Open-pit	656	2029	575	81
Anjialing Underground	168	2034	168	0
Antaibao Underground	436	2036	240	196
Pingshuo East Exploration Area [2]	939	-	-	-
Shanghai Datun Energy Resources Co Ltd				
Longdong	23	2029	23	0
Yaoqiao	161	2029	78	83
Xuzhuang	50	2029	32	18
Kongzhuang	33	2029	26	7
Huajin Coking Coal Co Ltd				
Shaqu	423	2031	125	298
Wangjialing	330	2031	150	180
Shanxi Nanliang Coal Co Ltd				
Nanliang	51	2019	16	35
Total	**3,420**		**1,584**	**898**

1. Based on recoverable reserves and forecast production capacity
2. A Mining Right for the Pingshuo East OP is expected to be granted in March 2007

Among the mining assets owned and operated by China Coal, Antaibao mine and Anjialing mine are some of the larger open-pit coal mines in China and compare well with large international operations in physical size and output. The seam thickness at the Antaibao and Anjialing open-pit mines is a considerable advantage allowing efficient mining production and low operating costs.

Antaibao and Anjialing open-pit mines use modern shovel and truck mining equipment, imported from manufacturers including Caterpillar, Dresser and Komatsu. The large efficient open-pit mine at Anjialing and the planned mine at Pingshuo East have mine lives in excess of 40 years at the current forecast production rate.

1.3 Coal Processing Assets

China Coal uses dense-media cyclone (DMC) processing methods for over 90% of its coal output, which is the processing method used at best practise CPPs in the coal industry. Details of China Coal's CPPs are shown in Table 1-3.

Table 1-3: Coal Processing Plants – China Coal

Coal Process Plant (CPP)	Design Capacity (Mtpa)	Year of Initial Operation	Output in 2005 (Mt)	Forecast Output in 2006 (Mt)	Large Coal Process	Fine Coal Process	Coal Yield (%)[1]
Pingshuo Coal Company							
Antaibao	15.00[2]	1997	15.81	19.16[3]	DMC	Bypass	82
Anjialing	15.00[2]	2001	15.54	17.17[3]	DMC	Bypass	80
Muguajie	6.00	2006	-	0.57	DMC	Bypass	80[4]
New Antaibao	10.00	2006	-	3.79	DMC	Bypass	80[4]
New Anjialing	10.00	2006	-	3.30	DMC	Bypass	80[4]
Shanghai Datun Energy Resources Co Ltd							
Datun	1.80	1982	1.25	1.25	Jig	Flotation	68
Longdong	1.20	1993	1.25	0.21	Jig	Bypass	85
Kongzhuang	1.05	1991	0.85	0.92	DMC	Flotation	68
Huajin Coking Coal Co Ltd							
Shaqu	1.50	1996	0.95	1.57	Jig	Flotation	85
New Shaqu	3.00	2005			DMC	Flotation	85[4]
Independent China Coal CPPs							
Shuozhong	5.00	2004	2.51	1.85	Two stage DMC[5]	Spirals	75
Zhongxin	3.60	2002	2.71	1.01	DMC	Spirals	85
Dazhong	3.60	2001	3.31	1.60	DMC	Spirals	92
Total	**76.75**		**44.18**	**52.40**			

1. Coal yield is for wash plant yield only
2. China Coal reported upgrade of plants to 25Mtpa
3. China Coal reported coal feed from Anjialing UG sent to Antaibao and Anjialing CPPs from Jan 06 to June 06
4. Design yield
5. Two stage DMC involves the use of two cyclones in series which can produce two separate products

1.4 Historical and Future Production

China Coal is maintaining production at most mines and increasing coal production by developing new underground and open-pit mines, as shown in Table 1-4. Tonnes of coal planned to be mined under the current mining licences and the renewed mining licence are shown in Table 1-5.

1.2 Mining Assets

The group's mining assets have the attributes and characteristics as shown in Table 1-1.

Table 1-1: Mining Assets – China Coal

Operating Company and Mine	Mining Method	Year of Initial Operation	Marketable Reserves[1] (Mt)	Date of MOLAR Reserves Estimate[2]	Product Coal Characteristics Calorific Value (%)	Sulphur (%)	Ash (kcal/kg)
Pingshuo Coal Company[3]							
Antaibao	OP	1987	131	22 June 2005	5,000	1.00-1.70	15-38
Anjialing	OP	2001	572	5 July 2005	5,000	1.00-1.70	15-38
Anjialing	UG	2004	146	5 July 2005	5,000	1.00-1.70	15-38
Antaibao	UG	2008	380	24 Sep 2004	7,700	1.00-1.70	7-8
Pingshuo East[4]	OP	2007	818	28 April 2005	5,600 - 6,000	1.00-1.30	10-20
Shanghai Datun Energy Resources Co Ltd							
Yaoqiao	UG	1976	130	20 June 2005	5,500	0.75-0.78	8-10
Xuzhuang	UG	1979	40	15 June 2005	6,500	0.75-0.78	8-10
Longdong	UG	1987	21	15 June 2005	6,500	0.70-0.75	23
Kongzhuang	UG	1977	30	15 June 2005	6,560	0.57	11
Huajin Coking Coal Co Ltd							
Shaqu	UG	2004	379	15 June 2005	7,700	0.40-1.00	9-10
Wangjialing	UG	2009	305	11 Nov 2002	8,350	0.50	6.5-8
Shanxi Nanliang Coal Co Ltd							
Nanliang	UG	1998	51	26 May 1998	6,050	0.35	8-10
Total			3,003				

1. Marketable Reserves are shown on a 100% basis at 30 June 2006. See Table 1-10 for Effective Equity Interest
2. Date of certification by the Ministry of Land and Resources
3. After this report was written China Coal informed SRK of a restructure in Pingshuo Coal Company (refer structure in Section 1.7)
   - Antaibao OP Mine is now owned by Shanxi China Coal Pingshuo Antaibao Coal Co Ltd
   - Anjialing OP and Anjialing UG Mines are now owned by Shanxi Pingshou Anjialing Surface Mine Co Ltd
   - Antaibao UG Mine is now directly owned by China Coal
   - Pingshuo East OP Mine is now directly owned by China Coal
   - All of the above assets are collectively referred to in this report under "Pingshuo Coal Company"
4. A Mining Right for the Pingshuo East OP is expected to be granted in March 2007

Amongst the mining assets listed in Table 1-1 are three which are currently being developed and which are forecast to materially increase China Coal's overall production as shown in Table 1-2.

Table 1-2: Mines under Construction – China Coal

Mine	Mining Method	Year of Construction Commencing	Year of Full Production	Production Rate at Full Scale (Mtpa)
Antaibao	UG	2005	2009	8.0
Pingshuo East[1]	OP	2006	2009	20.0
Wangjialing	UG	2007	2010	6.0

1. A Mining Right for the Pingshuo East OP is expected to be granted in March 2007

Antaibao underground mine will utilise top coal caving methods to extract seams up to 16 m thick, and is expected to produce at a low unit cost similar to the Anjialing underground mine. Pingshuo East open-pit mine will extract the same seams and have similar strip ratios to both the Anjialing and Antaibao open-pit mines and is therefore expected to produce coal of similarly high quality and low cost. Wangjialing underground mine will utilise longwall methods of mining, and is planning to supply a new CPP and power station in the local area.

Infrastructure

The mines operated by China Coal are well serviced by existing infrastructure and have reliable supplies of water and electricity, some of which is generated at on-site power stations.

Capital Expenditure

China Coal recorded capital expenditure of RMB1,503 Million (M) in 2004 and RMB1,581 M in 2005, mostly for mine and CPP expansions. Expansion of the Antaibao and Anjialing open-pit mines and the Anjialing underground mine in 2006, 2007 and 2008 is forecast to require capital expenditure for additional mining equipment and modifications to the mines. Construction of the Pingshuo East open-pit mine and the Wangjialing underground mine are scheduled to commence during 2006 and 2007 respectively, which results in a significant increase in total capital expenditure from 2007 onwards.

1.1.2 Overview of Operations

China Coal manages two large open-pit mines and seven underground mines in the Shanxi, Shaanxi and Jiangsu Provinces of China as shown in the following diagram. Location maps for individual mines are set out in Appendix 1.


80°
100°
120°
140°
RUSSIA
KAZAKHSTAN
MONGOLIA
N
W
E
S
40°
Pingshuo
Beijing
Nanliang
Shaqu
Liliu Mine Area
Datun
CHINA
INDIA
20°
0
500
1,000km
SCALE

Figure 1-1: Overall Location Map

These mines are conveniently situated with respect to the Chinese rail and port network, as well as key customers. The total managed run-of-mine (ROM) production from these mines for 2005 was approximately 50 Mt of high energy thermal and coking coal. In addition, China Coal has one large open-pit project which will commence with preliminary pre-stripping operations in 2006 and two new underground mines, one of which commenced construction during 2005 and the other planned to commence construction during 2007. The mines managed by China Coal are forecast to produce approximately 64 Mt of ROM coal in 2006. Production from these mines is forecast to increase to approximately 72 Million tonnes per annum (Mtpa) of ROM coal by 2007 and 90 Mtpa by 2008.

1.1.1 Overview of Findings

SRK's inspection of China Coal's operations revealed well managed and well maintained assets and a demonstrated commitment to providing a safe and efficient workplace at the company's mine sites. Management quality is demonstrated by the good safety record and strong commitment to methane gas management throughout underground operations. SRK also witnessed a strong environmental policy which is effectively implemented and monitored to world class standards.

Open-pit Mines

China Coal's large open-pit mines use modern, imported truck and shovel technology in seams as thick as 22 metres (m) and with strip ratios as low as 5 to 1. China Coal's open-pits are world class assets in terms of both total size and the scale at which the seams are being mined. China Coal operates its machinery efficiently and effectively, and is experimenting with additional improvements to increase efficiency further. China Coal's open cut mines have reasonably flat lying seams.

Underground Mines

China Coal's underground mines have seams which dip as steeply as 40 degrees, and use longwall retreat mining equipment in coal seams of between 1 m and 16 m thickness. The highly productive top caving method has been pioneered in three of the underground mines with thicker seams. This technique allows much improved panel recovery over previous techniques and provides significantly increased resource utilisation.

The Anjialing underground operation has implemented world class infrastructure to support advanced production technology. In particular modern transport facilities and road header technology with continuous haulage systems are utilised, representing leading edge technology for global coal development. Anjialing and Yaoqiao underground mines are highly productive compared to the average of Chinese underground mines. Nanliang mine is likely to become a similarly productive low cost mine following the introduction of longwall mining.

Coal Preparation Plants

The mines transport coal to coal preparation plants (CPPs) which process the coal to remove impurities. China Coal operated nine CPPs in 2004 producing approximately 42 Million tonnes (Mt) of marketable coal, 93% of which was thermal coal and 7% coking coal. During 2005, China Coal expanded existing CPPs, and constructed and commissioned four new CPPs, resulting in production of 44.2 Mt of marketable coal in 2005. China Coal is forecasting an increase in processed output to 52.4 Mt of marketable coal in 2006.

Resources and Reserves

China Coal's resources and reserves provide its mines with an average indicative mine life of 38 years. Two of the group's high production open-pit mines, Anjialing mine and the planned Pingshuo East mine have lives of 26 and 47 years respectively at the current forecast production rate. The resource and reserve estimates have high probability to extend significantly when the available inferred resources are converted to reserves following further in-fill drilling. The mines managed by China Coal have in excess of 4,000 Mt of coal in the inferred resource category which could be converted in this manner. China Coal manages mines which have coal seams of very high quality relative to international standards (due to low ash and low sulphur). The two large and efficient open-pit mines at Antaibao and Anjialing produced 33% and 30% respectively of China Coal's total production in 2005.

Safety

Safety statistics for China Coal's mines are superior to the local industry average. China Coal recorded four fatal accidents at its mines in 2005, and the ratio of fatalities per Mt of production in 2005 of 0.08 is comparable to the best safety performance in the Chinese coal mining industry.

1 Report Summary

1.1 Introduction

China Coal Energy Company Limited (China Coal) requested SRK Consulting China Ltd (SRK) to review the coal mining assets of China Coal to assist with a proposed restructuring and listing of the group. This Competent Persons Report has been prepared in conjunction with the listing of the group on the Stock Exchange of Hong Kong Limited (HKSE), in particular Chapter 18 of the Listing Rules.

Based on our inspection of China Coal's assets and operations, SRK believes China Coal is a well-managed, integrated business enterprise with an excellent portfolio of assets and industry-leading production and distribution capabilities. SRK believes China Coal is well positioned to compete effectively in both the domestic and international markets.

China Coal is one of the largest coal enterprises in China with coal production, sales and trading as their core business. It also has a diversified portfolio of other related operations to supplement its core coal operations. The principal products and services of China Coal include:

- Coal operations, which is the Company's core business and includes coal production, sales, trading and other services
- Coking operations, including the production and sale of coke and coal-based chemicals products
- Coal mining equipment manufacturing operations including coal mining equipment design, research and development, manufacturing and sales operations and afer-sale services
- Coal mine design and other related businesses

The locations of China Coal's individual mines are shown in Appendix 1.

China Coal's coal assets are some of the largest and highest quality coal reserves in China with 3.5 Billion tonnes (Bt) of total proved and probable reserves on a 100 percent (%) ownership basis.

The group has:

- Thick seams of good quality coal with reasonable overburden ratios at each of the company's two open-pit mines, at Antaibao and Anjialing (two of China's larger surface mines)
- Varied geological conditions at its seven underground mines, which are supplemented by the use of technologies uniquely tailored to optimise production at each mine
- Coal preparation plants which include some best practice components allowing good product yields and high utilisation
- Contracted access to major rail lines and sea ports
- One of the largest and most experienced coal exporters in China
- A demonstrated commitment to safety and environmental protection

Disclaimer

The opinions expressed in this report have been based on information supplied to SRK Consulting China Ltd (SRK) by China Coal Energy Company Limited (China Coal). China Coal has represented to SRK that full disclosure has been made of all material information and that, to the best of its knowledge and understanding, such information is complete, accurate and true. SRK has no reason to doubt this representation. The opinions in this report are provided in response to a specific request from China Coal to do so. SRK has exercised all due care in reviewing the supplied information. Whilst SRK has compared key supplied data with expected values, the accuracy of the results and conclusions from the review are entirely reliant on the accuracy and completeness of the supplied data. SRK does not accept responsibility for any errors or omissions in the supplied information and does not accept any consequential liability arising from commercial decisions or actions resulting from them.

Table 4-32: Mine Production History, 2003 to 30 June 2006 – Longdong 71
Table 4-33: Capital Expenditure - Longdong 72
Table 4-34: Average Annual Mine Cash Costs - Longdong 72
Table 4-35: Stratigraphic Sequence - Yaoqiao 73
Table 4-36: Seam Statistics - Yaoqiao 74
Table 4-37: Typical Coal Quality - Yaoqiao Seams 74
Table 4-38: Coal Resources - Yaoqiao 75
Table 4-39: Coal Reserves - Yaoqiao 75
Table 4-40: Mine Production History, 2003 to 30 June 2006 – Yaoqiao 75
Table 4-41: Capital Expenditure - Yaoqiao 77
Table 4-42: Average Annual Mine Cash Costs - Yaoqiao 77
Table 5-1: Workforce Numbers - Huajin Coal 78
Table 5-2: Accident Statistics, 2003 to 2005 - Huajin Coal 79
Table 5-3: Mining Licence Details – Huajin Coal 80
Table 5-4: New Plant Mass Balance – Shaqu CPP 84
Table 5-5: Quality Parameters - Shaqu CPP 85
Table 5-6: Coal Processing Plants Production History, 2003 to 30 June 2006 - Shaqu 85
Table 5-7: ROM Production Forecast - Shaqu 85
Table 5-8: Stratigraphic Sequence - Shaqu 86
Table 5-9: Seam Statistics - Shaqu 86
Table 5-10: Typical Coal Quality - Shaqu Seams 87
Table 5-11: Coal Resources - Shaqu 88
Table 5-12: Coal Reserves - Shaqu 88
Table 5-13: Mine Production History, 2003 to 30 June 2006 – Shaqu 89
Table 5-14: Capital Expenditure - Shaqu 91
Table 5-15: Average Annual Mine Cash Costs - Shaqu 91
Table 5-16: Stratigraphic Sequence - Wangjialing 92
Table 5-17: Seam Statistics - Wangjialing 92
Table 5-18: Typical Coal Quality - Wangjialing Seams 93
Table 5-19: Coal Resources - Wangjialing 93
Table 5-20: Coal Reserves - Wangjialing 93
Table 5-21: Capital Expenditure - Wangjialing 94
Table 6-1: Workforce Numbers - Nanliang Coal 95
Table 6-2: Accident Statistics, 2003 to 2005 - Nanliang Coal 96
Table 6-3: Mining Licence Details - Nanliang 97
Table 6-4: Stratigraphic Sequence - Nanliang 100
Table 6-5: Seam Statistics - Nanliang 101
Table 6-6: Typical Coal Quality - Nanliang Seams 101
Table 6-7: Coal Resources - Nanliang 102
Table 6-8: Coal Reserves - Nanliang 102
Table 6-9: Mine Production History, 2003 to 30 June 2006 – Nanliang 102
Table 6-10: Capital Expenditure - Nanliang 104
Table 6-11: Average Annual Mine Cash Costs - Nanliang 104
Table 7-1: Coal Quality Parameters - Independent China Coal CPPs 105
Table 7-2: Coal Processing Plant Production History, 2003 to 30 June 2006 - Shuozhong 105
Table 7-3: Coal Processing Plant Production History, 2003 to 30 June 2006 - Zhongxin 106
Table 7-4: Plant Mass Balance - Zhongxin 107
Table 7-5: Coal Processing Plant Production History, 2003 to 30 June 2006 - Dazhong 107

Table 3-19: Coal Resources – Anjialing Open-pit 37
Table 3-20: Coal Reserves - Anjialing Open-pit 37
Table 3-21: Mine Production History, 2003 to 30 June 2006 – Anjialing Open-pit 38
Table 3-22: Capital Expenditure - Anjialing Open-pit and Underground 38
Table 3-23: Average Annual Mine Cash Costs - Anjialing Open-pit 39
Table 3-24: Seam Statistics - Anjialing Underground Mine 39
Table 3-25: Typical Coal Quality - Anjialing Underground Seams 40
Table 3-26: Coal Resources - Anjialing Underground 40
Table 3-27: Coal Reserves - Anjialing Underground 41
Table 3-28: Mine Production History, 2003 to 30 June 2006 – Anjialing Underground 41
Table 3-29: Capital Expenditure – Anjialing Underground 43
Table 3-30: Average Annual Mine Cash Costs – Anjialing Underground 43
Table 3-31: Seam Statistics - Antaibao Underground 44
Table 3-32: Typical Coal Quality - Antaibao Underground Seams 45
Table 3-33: Coal Resources - Antaibao Underground 46
Table 3-34: Coal Reserves - Antaibao Underground 46
Table 3-35: Capital Expenditure - Antaibao Underground 47
Table 3-36: Stratigraphic Sequence – Pingshuo East 48
Table 3-37: Seam Statistics – Pingshuo East 48
Table 3-38: Typical Coal Quality - Pingshuo East Seams 48
Table 3-39: Coal Resources - Pingshuo East 49
Table 3-40: Coal Reserves - Pingshuo East 49
Table 3-41: Capital Expenditure – Pingshuo East 49
Table 4-1: Workforce Numbers - Datun Coal 50
Table 4-2: Accident Statistics, 2003 to 2005 - Datun Coal 51
Table 4-3: Mining Licence Details – Datun Coal 52
Table 4-4: Quality Parameters - Datun CPP 56
Table 4-5: Quality Parameters - Longdong CPP 57
Table 4-6: Quality Parameters - Kongzhuang CPP 58
Table 4-7: Coal Processing Plants Production History, 2003 to 30 June 2006 – Datun 58
Table 4-8: Coal Processing Plants Production History, 2003 to 30 June 2006 - Longdong 58
Table 4-9: Coal Processing Plants Production History, 2003 to 30 June 2006 - Kongzhuang 58
Table 4-10: ROM Production Forecast per Mine – Datun Coal 59
Table 4-11: Stratigraphic Sequence - Kongzhuang 59
Table 4-12: Seam Statistics - Kongzhuang 60
Table 4-13: Typical Coal Quality - Kongzhuang Seams 61
Table 4-14: Coal Resources - Kongzhuang 61
Table 4-15: Coal Reserves - Kongzhuang 61
Table 4-16: Mine Production History, 2003 to 30 June 2006 – Kongzhuang 62
Table 4-17: Capital Expenditure - Kongzhuang 63
Table 4-18: Average Annual Mine Cash Costs - Kongzhuang 64
Table 4-19: Stratigraphic Sequence - Xuzhuang 64
Table 4-20: Seam Statistics - Xuzhuang 64
Table 4-21: Typical Coal Quality - Xuzhuang Seams 65
Table 4-22: Coal Resources - Xuzhuang 65
Table 4-23: Coal Reserves - Xuzhuang 66
Table 4-24: Mine Production History, 2003 to 30 June 2006 – Xuzhuang 66
Table 4-25: Capital Expenditure - Xuzhuang 68
Table 4-26: Average Annual Mine Cash Costs - Xuzhuang 68
Table 4-27: Stratigraphic Sequence - Longdong 69
Table 4-28: Seam Statistics - Longdong 69
Table 4-29: Typical Coal Quality - Longdong Seams 69
Table 4-30: Coal Resources - Longdong 70
Table 4-31: Coal Reserves- Longdong 70

5.7 Shaqu Underground Mine 85
5.8 Wangjialing Underground Mine 91

6 Shanxi Nanliang Coal 95
6.1 Introduction 95
6.2 Corporate Management Structure 95
6.3 Occupational Health and Safety 96
6.4 Environmental Assessment 96
6.5 Long Term Plans 99
6.6 Nanliang Underground Mine 100

7 Independent China Coal CPPs 105
7.1 Coal Processing 105

Appendices 108
Appendix 1 - Mine Location Maps 109
Appendix 2 - Corporate Management Structures 114
Appendix 3 - Typical Coal Preparation Plant 119
Appendix 4 – Glossary of Terms 122

List of Tables

Table 1-1: Mining Assets – China Coal 4
Table 1-2: Mines under Construction – China Coal 4
Table 1-3: Coal Processing Plants – China Coal 5
Table 1-4: Historical and Future Production – China Coal 6
Table 1-5: Mining Quantities under Current Licence and Renewed Licence 6
Table 1-6: Capital Expenditure – China Coal 8
Table 1-7: Average Annual Mine Cash Costs – China Coal 9
Table 1-8: Workforce – China Coal 10
Table 1-9: Labour Productivity - China Coal 10
Table 1-10: SRK JORC Code Resource Categories 13
Table 1-11: SRK JORC Code Reserve Categories 14
Table 1-12: Safety Performance – China Coal 15
Table 3-1: Workforce Numbers - Pingshuo Coal 22
Table 3-2: Accident Statistics, 2003 to 2005 - Pingshuo Coal 23
Table 3-3: Mining Licence Details – Pingshuo Coal 24
Table 3-4: Coal Quality Parameters, Coal Processing Plants – Pingshuo Coal 29
Table 3-5: Quality Parameters, Muguajie Coal Processing Plant 30
Table 3-6: Coal Processing Plants Production History, 2003 to 30 June 2006 – Antaibao 30
Table 3-7: Coal Processing Plants Production History, 2003 to 30 June 2006 – Anjialing 30
Table 3-8: Coal Processing Plants Production History, Jan to June 2006 – Muguajie 30
Table 3-9: Stratigraphic Sequence - Antaibao and Anjialing 31
Table 3-10: Open-pit Seam Statistics - Antaibao 32
Table 3-11: Typical Coal Quality - Antaibao Open-pit Seams 32
Table 3-12: Coal Resources - Antaibao Open-pit 33
Table 3-13: Coal Reserves - Antaibao Open-pit 34
Table 3-14: Mine Production History, 2003 to 30 June 2006 – Antaibao Open-pit 35
Table 3-15: Capital Expenditure – Antaibao Open-pit 35
Table 3-16: Average Annual Mine Cash Costs – Antaibao Open-pit 35
Table 3-17: Seam Statistics - Anjialing Open-pit 36
Table 3-18: Typical Coal Quality - Anjialing Open-pit Seams 37

Table of Contents

1 Report Summary 1
1.1 Introduction 1
1.2 Mining Assets 4
1.3 Coal Processing Assets 5
1.4 Historical and Future Production 5
1.5 Capital Expenditure 8
1.6 Operating Costs 9
1.7 Organisational Structure and Workforce 9
1.8 Geology 11
1.9 Resources and Reserves 11
1.10 Occupational Health and Safety 15
1.11 Environmental 15
1.12 Infrastructure 16

2 Introduction and Scope of Report 17
2.1 Background 17
2.2 Methodology 17
2.3 Risk analysis 19
2.4 SRK Consulting 19

3 Pingshuo Coal Company 22
3.1 Introduction 22
3.2 Corporate Management Structure 22
3.3 Occupational Health and Safety 22
3.4 Environmental Assessment 23
3.5 Coal Processing and Transport 27
3.6 Long Term Plans 31
3.7 Antaibao Open-pit Mine 31
3.8 Anjialing Open-pit Mine 36
3.9 Anjialing Underground Mine 39
3.10 Antaibao Underground Mine 44
3.11 Pingshuo East (Donglutian Project – Pingshuodong Open-pit) 47

4 Shanghai Datun Energy Resources 50
4.1 Introduction 50
4.2 Corporate Management Structure 50
4.3 Occupational Health and Safety 51
4.4 Environmental Assessment 51
4.5 Coal Processing and Transport 55
4.6 Long Term Plans 58
4.7 Kongzhuang Underground Mine 59
4.8 Xuzhuang Underground Mine 64
4.9 Longdong Underground Mine 68
4.10 Yaoqiao Underground Mine 73

5 Huajin Coking Coal 78
5.1 Introduction 78
5.2 Corporate Management Structure 78
5.3 Occupational Health and Safety 78
5.4 Environmental Assessment 79
5.5 Coal Processing and Transport 83
5.6 Long Term Plans 85

- Coal Reserves

Mine plans reviewed by SRK were prepared on the basis of extraction of the entire resource at each site. Reserves have been estimated incorporating the following parameters:

- Mining recovery factors of 95% for open pit and 75% for underground mines have been applied to the entire resources estimate to estimate recoverable reserves
- A constant beneficiation yield specific to each coal preparation plant and mine site that includes wash plant yield, by-pass coal and rejects sold at a profit, has been applied to estimate marketable reserves for each mine

Mine plans and supporting information supplied to SRK were used in principle, to verify the feasibility of mining and recoveries. SRK can deduce from a review of reconciliation of the production records that the reserves estimates are a reasonable indication of future performance of the reserves.

Reporting Standard

The following Report has been prepared to the standard of, and is considered by SRK to be a Technical Assessment Report under the guidelines of the Valmin Code. The Valmin Code is the code adopted by the Australasian Institute of Mining and Metallurgy (AusIMM) and the standard is binding upon all AusIMM members. It is SRK's opinion that the Report is prepared in accordance with international reporting standards for mineral resources and ore reserves.

In comparing China Coal's practices against international best practice, SRK has made comparisons in the Report which are qualitative in nature. In the case of quantitative comparison, sources of data are provided. This Report is not a Valuation Report and does not express an opinion as to the value of mineral assets. Aspects reviewed in this Report do include product prices, socio-political issues and environmental considerations, however SRK does not express an opinion regarding the specific value of the assets and tenements involved.

Consents

SRK consents to this Report being included, in full, in the China Coal prospectus, in the form and context in which the technical assessment is provided, and not for any other purpose. SRK provides this consent on the basis that the technical assessments expressed in the individual sections of this Report are considered with, and not independently of, the information set out in the complete Report and the Cover Letter.

Yours Sincerely

SRK Consulting

MJWarren

M J Warren, BSc (Mining Eng), MBA, MAusIMM, FAICD
Principal Consultant (Project Evaluations)

Scope of Work

The findings in this Report are based on information gathered prior to and during site inspections made to the mines and processing plants of the Company by SRK personnel, and on information subsequently supplied to SRK through e-mail, facsimile messages, physical meetings or various telephone conversations. During site inspections, SRK personnel held detailed and open discussions with site personnel at each mine or processing plant. Visits were made to the operating mines, the CPPs and planning and administration offices.

SRK conducted investigations into and has reported upon various technical areas including geology and resource estimation, mining engineering and reserves estimation, coal processing, environmental and social aspects, statutory requirements including tenement boundaries, company management methods and structure, operating costs and capital investments.

In particular SRK inspected each of the mines and CPPs listed in the following table.

Operating Company and Mine	CPP
Shanxi China Coal Pingshuo Antaibao Coal Co Ltd	
Antaibao Open Pit	Antaibao
Shanxi Pingshuo Anjialing Surface Mine Co Ltd	
Anjialing Open Pit	Anjialing
Anjialing Underground	New Antaibao New Anjialing
Antaibao Underground	Muguajie
Pingshuo East Open Pit	-
Shanghai Datun Energy Resources Co Ltd	
Yaoqiao Underground Xuzhuang Underground	Datun
Longdong Underground	Longdong
Kongzhuang Underground	Kongzhuang
Huajin Coking Coal Co Ltd	
Shaqu Underground	Shaqu
Wangjialing Exploration Site	-
Shanxi Nanliang Co Ltd	
Nanliang Underground	-
Independent China Coal CPPs	
Shuozhou China Coal Pingshuo Energy Co Ltd	Shuozhong
Datong Zhongxin Energy Co Ltd	Zhongxin
Datong China Coal Export Base Development Co Ltd	Dazhong

Resources and Reserves

- Coal Resources

SRK's methodology for resource classification has been rigorous, particularly as it relates to both drill-hole spacing and to the treatment of drill-core recoveries. SRK has strictly applied the line spacing criteria as defined by the most recent People's Republic of China regulations, resulting in the exclusion of all 'Category C' coal resource blocks from the resources calculation in accordance with the principles of the JORC Code.

Resource estimates are based on estimates that have been validated and authorised by China's leading authority for reporting Chinese resources, the Ministry of Land and Resources (MOLAR). Parameters used by MOLAR are consistent with Chinese standards and include coal seam core recovery >75% from boreholes and categorisation for resources based on the following borehole spacing criteria: Measured: 500 to 1,000 metres distance, Indicated: 1,000 to 2,000 metres distance and Inferred: 2,000 to 4,000 metres distance.



SRK Consulting
Level 9
300 Adelaide Street
Brisbane Qld 4000 - Australia

Email: brisbane@srk.com.au
www.srk.com.au

Tel: + 61 7 3832 9999
Fax: + 61 7 3832 9330

6 December 2006

The Directors
China Coal Energy Company Limited
1 Huangsi Street
Chaoyang District
Beijing
100011
CHINA

Dear Sirs

Independent Technical Adviser Report

The following Report summarises the findings of an independent technical and economic assessment of the coal mines, coal processing plants (CPPs) and exploration areas operated by China Coal Energy Company Limited (Company or China Coal). The Report has been prepared by Steffen Robertson and Kirsten (Australasia) Pty Ltd trading as SRK Consulting (SRK), located at Level 9, 300 Adelaide Street, Brisbane, Queensland, 4000, Australia.

Purpose of the Report

The purpose of this Report is to provide an independent technical assessment of the Company's mineral assets for inclusion in a prospectus to be issued by the Company to support the proposed listing and fund raising on The Stock Exchange of Hong Kong Limited. The Report is to provide potential investors in the proposed China Coal Initial Public Offering with an independent opinion of the condition, production capability and future prospects of the mines and processing facilities that are managed by the Company.

This Report has been prepared in accordance with the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited, in particular Chapter 18.

The Report set out in Appendix VI to the prospectus of the Company dated 6 December 2006 is the only report provided by SRK and has been compiled to include the details required by the Listing Rules. SRK has no prior association with China Coal in regard to the mineral assets that are the subject of this Report other than the site inspections, data analysis and report compilation for this Report. SRK has no beneficial interest in the outcome of the technical assessment being capable of affecting its independence. Neither SRK nor any of the authors of this Report has any material present or contingent interest in the outcome of this Report, nor do they have any pecuniary or other interest that could be reasonably regarded as being capable of affecting their independence or that of SRK. Neither SRK nor any of the authors of this Report holds any share capital of the issuer.





2005 Australian AMP Business Award Winner

Steffen Robertson and Kirsten (Australasia) Pty Ltd
Reg No ABN 56 074 271 720
Trading as SRK Consulting

Group Offices: Africa, Asia, Australia, North America, South America, United Kingdom

Australian Offices:
Brisbane 61 7 3832 9999
Maitland 61 2 4934 6685
Perth 61 8 9288 2000

- Coal Reserves

Mine plans reviewed by SRK were prepared on the basis of extraction of the entire resource at each site. Reserves have been estimated incorporating the following parameters:

- Mining recovery factors of 95% for open pit and 75% for underground mines have been applied to the entire resources estimate to estimate recoverable reserves
- A constant beneficiation yield specific to each coal preparation plant and mine site that includes wash plant yield, by-pass coal and rejects sold at a profit, has been applied to estimate marketable reserves for each mine

Mine plans and supporting information supplied to SRK were used in principle, to verify the feasibility of mining and recoveries. SRK can deduce from a review of reconciliation of the production records that the reserves estimates are a reasonable indication of future performance of the reserves.

Reporting Standard

The following Report has been prepared to the standard of, and is considered by SRK to be a Technical Assessment Report under the guidelines of the Valmin Code. The Valmin Code is the code adopted by the Australasian Institute of Mining and Metallurgy (AusIMM) and the standard is binding upon all AusIMM members. It is SRK's opinion that the Report is prepared in accordance with international reporting standards for mineral resources and ore reserves.

In comparing China Coal's practices against international best practice, SRK has made comparisons in the Report which are qualitative in nature. In the case of quantitative comparison, sources of data are provided. This Report is not a Valuation Report and does not express an opinion as to the value of mineral assets. Aspects reviewed in this Report do include product prices, socio-political issues and environmental considerations, however SRK does not express an opinion regarding the specific value of the assets and tenements involved.

Consents

SRK consents to this Report being included, in full, in the China Coal prospectus, in the form and context in which the technical assessment is provided, and not for any other purpose. SRK provides this consent on the basis that the technical assessments expressed in the individual sections of this Report are considered with, and not independently of, the information set out in the complete Report and the Cover Letter.

Yours Sincerely

SRK Consulting

M J Warren, BSc (Mining Eng), MBA, MAusIMM, FAICD
Principal Consultant (Project Evaluations)

Scope of Work

The findings in this Report are based on information gathered prior to and during site inspections made to the mines and processing plants of the Company by SRK personnel, and on information subsequently supplied to SRK through e-mail, facsimile messages, physical meetings or various telephone conversations. During site inspections, SRK personnel held detailed and open discussions with site personnel at each mine or processing plant. Visits were made to the operating mines, the CPPs and planning and administration offices.

SRK conducted investigations into and has reported upon various technical areas including geology and resource estimation, mining engineering and reserves estimation, coal processing, environmental and social aspects, statutory requirements including tenement boundaries, company management methods and structure, operating costs and capital investments.

In particular SRK inspected each of the mines and CPPs listed in the following table.

Operating Company and Mine	CPP
Shanxi China Coal Pingshuo Antaibao Coal Co Ltd	
Antaibao Open Pit	Antaibao
Shanxi Pingshuo Anjialing Surface Mine Co Ltd	
Anjialing Open Pit	Anjialing
Anjialing Underground	New Antaibao New Anjialing
Antaibao Underground	Muguajie
Pingshuo East Open Pit	-
Shanghai Datun Energy Resources Co Ltd	
Yaoqiao Underground Xuzhuang Underground	Datun
Longdong Underground	Longdong
Kongzhuang Underground	Kongzhuang
Hualin Coking Coal Co Ltd	
Shaqu Underground	Shaqu
Wangjialing Exploration Site	-
Shanxi Nanliang Co Ltd	
Nanliang Underground	-
Independent China Coal CPPs	
Shuozhou China Coal Pingshuo Energy Co Ltd	Shuozhong
Datong Zhongxin Energy Co Ltd	Zhongxin
Datong China Coal Export Base Development Co Ltd	Dazhong

Resources and Reserves

- Coal Resources

SRK's methodology for resource classification has been rigorous, particularly as it relates to both drill-hole spacing and to the treatment of drill-core recoveries. SRK has strictly applied the line spacing criteria as defined by the most recent People's Republic of China regulations, resulting in the exclusion of all 'Category C' coal resource blocks from the resources calculation in accordance with the principles of the JORC Code.

Resource estimates are based on estimates that have been validated and authorised by China's leading authority for reporting Chinese resources, the Ministry of Land and Resources (MOLAR). Parameters used by MOLAR are consistent with Chinese standards and include coal seam core recovery >75% from boreholes and categorisation for resources based on the following borehole spacing criteria: Measured: 500 to 1,000 metres distance, Indicated: 1,000 to 2,000 metres distance and Inferred: 2,000 to 4,000 metres distance.


SRK Consulting
Engineers and Scientists

SRK Consulting
Level 9
300 Adelaide Street
Brisbane Qld 4000 - Australia

Email: brisbane@srk.com.au
www.srk.com.au

Tel: + 61 7 3832 9999
Fax: + 61 7 3832 9330

6 December 2006

RECEIVED
2007 MAR 13 A 11:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

The Directors
China Coal Energy Company Limited
1 Huangsi Street
Chaoyang District
Beijing
100011
CHINA

Dear Sirs

Independent Technical Adviser Report

The following Report summarises the findings of an independent technical and economic assessment of the coal mines, coal processing plants (CPPs) and exploration areas operated by China Coal Energy Company Limited (Company or China Coal). The Report has been prepared by Steffen Robertson and Kirsten (Australasia) Pty Ltd trading as SRK Consulting (SRK), located at Level 9, 300 Adelaide Street, Brisbane, Queensland, 4000, Australia.

Purpose of the Report

The purpose of this Report is to provide an independent technical assessment of the Company's mineral assets for inclusion in a prospectus to be issued by the Company to support the proposed listing and fund raising on The Stock Exchange of Hong Kong Limited. The Report is to provide potential investors in the proposed China Coal Initial Public Offering with an independent opinion of the condition, production capability and future prospects of the mines and processing facilities that are managed by the Company.

This Report has been prepared in accordance with the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited, in particular Chapter 18.

The Report set out in Appendix VI to the prospectus of the Company dated 6 December 2006 is the only report provided by SRK and has been compiled to include the details required by the Listing Rules. SRK has no prior association with China Coal in regard to the mineral assets that are the subject of this Report other than the site inspections, data analysis and report compilation for this Report. SRK has no beneficial interest in the outcome of the technical assessment being capable of affecting its independence. Neither SRK nor any of the authors of this Report has any material present or contingent interest in the outcome of this Report, nor do they have any pecuniary or other interest that could be reasonably regarded as being capable of affecting their independence or that of SRK. Neither SRK nor any of the authors of this Report holds any share capital of the issuer.


Telstra



2005 Australian AMP Business Award Winner

Steffen Robertson and Kirsten (Australasia) Pty Ltd
Reg No ABN 56 074 271 720
Trading as SRK Consulting

Group Offices:
Africa
Asia
Australia
North America
South America
United Kingdom

Australian Offices:
Brisbane 61 7 3832 9999
Maitland 61 2 4934 6685
Perth 61 8 9288 2000


savills
第一太平戴维斯

土地资产——企业自有土地资产清查评估明细表

评估基准日：2006年9月30日

资产占有单位名称：秦皇岛中煤储运有限公司

序号	估价期日的土地使用者	宗地名称	土地使用证号	宗地座落	估价期日的登记用途	估价设定的用途	土地使用年限(年)	面积(平方米)	市场评估价值(万元)	拟处置方式	企业应占市场评估价值（万元）	备注
1	中国煤炭工业进出口集团公司秦皇岛储运中心	储运中心场区	秦籍国用（2003）第1073号	港城大街富家营段	仓储	仓储	50	341458.27	7716.96	授权经营	6052.41	
2	中国煤炭工业进出口总公司秦皇岛储运中心	储运中心场西铁路专用线	秦籍国用（1998）字第200号	海港区港城大街中段466号	铁路	交通运输	50	5915.355	116.53	授权经营	91.39	
3	中国煤炭工业进出口集团公司秦皇岛分公司储运中心	铁路专用线	秦籍国用(2005)第112号	建设大街北侧	铁路用地	交通运输	50	16507.76	237.71	授权经营	186.44	
合计							3	363,881.39	8071.2		6330.24	



固定资产—构筑物及其他辅助设施清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：秦皇岛中煤储运有限公司　　　　金额单位：人民币元

序号	土地证编号	构筑物名称	详细地址	建成日期	建筑结构	计量单位	数量	市场评估价值	企业应占市场评估价值	备注
25	秦籍国用（2003）第1073号	茶炉房	河北省秦皇岛市港城大街富家营段	01/03/1985	毛石	m^2	26	3,189	2,501	
26	秦籍国用（2003）第1073号	卸煤信号室	河北省秦皇岛市港城大街富家营段	01/07/1986	砖混	m^2	6	806	632	
27	秦籍国用（2003）第1073号	装车点	河北省秦皇岛市港城大街富家营段	01/06/1986	混合	m	350	59,175	46,411	
28	秦籍国用（2003）第1073号	场区大门地面	河北省秦皇岛市港城大街富家营段	01/06/1986	混凝土	㎡	1330	43,571	34,173	
29	秦籍国用（2003）第1073号	西大门	河北省秦皇岛市港城大街富家营段	31/12/2005	混合	座	1	52,230	40,964	
30	秦籍国用（2003）第1073号	广场道路	河北省秦皇岛市港城大街富家营段	31/03/2006	混合	m^2	2000	946,440	742,293	
31	秦籍国用（1998）字第200号	磅房及基础工程	海港区港城大街东段466号	26/12/2005	混合	m^2	200.00	119,364	93,617	
32	秦籍国用（1998）字第200号	西大门值班室	海港区港城大街东段466号	27/08/1987	混合	m^2	50.00	18,176	14,255	
合计				32				7,185,454	5,635,551	


savills
第一太平戴维斯

固定资产—构筑物及其他辅助设施清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：秦皇岛中煤储运有限公司　　　　金额单位：人民币元

序号	土地证编号	构筑物名称	详细地址	建成日期	建筑结构	计量单位	数量	市场评估价值	企业应占市场评估价值	备注
13	秦籍国用（1998）字第200号/秦籍国用(2005)第112号	铁路专用线护坡	海港区港城大街中段466号/建设大街北侧	01/08/1987	混合	m	415	6,300	4,941	
14	秦籍国用（1998）字第200号/秦籍国用(2005)第112号	铁路专用线大门	海港区港城大街中段466号/建设大街北侧	01/08/1987	混合	座	1	2,046	1,605	
15	秦籍国用（1998）字第200号/秦籍国用(2005)第112号	铁路专用线	海港区港城大街中段466号/建设大街北侧	01/08/1987	钢轨	m	4954	4,481,636	3,514,947	
16	秦籍国用（2003）第1073号	西大门	河北省秦皇岛市港城大街富家营段	01/08/1987	混合	座	1	2,336	1,832	
17	秦籍国用（2003）第1073号	转载小载桥	河北省秦皇岛市港城大街富家营段	01/08/1987	混合	m	90	67,003	52,551	
18	秦籍国用（2003）第1073号	箱形地道	河北省秦皇岛市港城大街富家营段	01/08/1987	混合	m	30	31,968	25,073	
19	秦籍国用（2003）第1073号	过煤地道栈桥	河北省秦皇岛市港城大街富家营段	01/08/1987	混合	m	103	108,498	85,095	
20	秦籍国用（2003）第1073号	授煤坑	河北省秦皇岛市港城大街富家营段	01/08/1987	混合	m^3	2,250.00	32,190	25,247	
21	秦籍国用（2003）第1073号	大栈桥	河北省秦皇岛市港城大街富家营段	01/08/1987	框架	m	400	770,008	603,917	
22	秦籍国用（2003）第1073号	工人休息室	河北省秦皇岛市港城大街富家营段	01/08/1987	砖混	m^2	25	5,275	4,137	
23	秦籍国用（2003）第1073号	油库	河北省秦皇岛市港城大街富家营段	01/08/1987	简易	m^2	170	29,728	23,316	含地下油罐
24	秦籍国用（2003）第1073号	小茶炉	河北省秦皇岛市港城大街富家营段	01/08/1987	简易	m^2	75	1,512	1,186	


savills
第一太平戴维斯

固定资产—构筑物及其他辅助设施清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：秦皇岛中煤储运有限公司　　　　金额单位：人民币元

序号	土地证编号	构筑物名称	详细地址	建成日期	建筑结构	计量单位	数量	市场评估价值	企业应占市场评估价值	备注
1	秦籍国用（2003）第1073号	厕所	河北省秦皇岛市港城大街富家营段	01/08/1987	砖混	m^2	50	12,621	9,899	
2	秦籍国用（2003）第1073号	自行车棚	河北省秦皇岛市港城大街富家营段	01/08/1987	混合	m^2	573	21,602	16,943	
3	秦籍国用（2003）第1073号	站台	河北省秦皇岛市港城大街富家营段	01/08/1987	土石	m	175	84,628	66,374	
4	秦籍国用（2003）第1073号	调度绞车基础	河北省秦皇岛市港城大街富家营段	01/08/1987	混凝土	m^3	43.45	6,467	5,072	
5	秦籍国用（2003）第1073号	调度绞车基础	河北省秦皇岛市港城大街富家营段	01/08/1987	混凝土	m^3	43.45	6,467	5,072	
6	秦籍国用（2003）第1073号	轨道衡基础及磅房	河北省秦皇岛市港城大街富家营段	01/08/1987	混合	m^2	26	32,116	25,189	
7	秦籍国用（2003）第1073号	地中衡及磅房	河北省秦皇岛市港城大街富家营段	01/08/1987	混合	m^2	138	19,872	15,586	
8	秦籍国用（2003）第1073号	煤泥水处理池	河北省秦皇岛市港城大街富家营段	01/08/1987	混合	m^3	125	5,184	4,066	
9	秦籍国用（2003）第1073号	蓄水池	河北省秦皇岛市港城大街富家营段	01/08/1987	混合	m^3	4000	58,000	45,489	
10	秦籍国用（2003）第1073号	取水井及泵房	河北省秦皇岛市港城大街富家营段	01/08/1987	混合	m^2	96	22,314	17,501	
11	秦籍国用（2003）第1073号	场区大门地面	河北省秦皇岛市港城大街富家营段	01/08/1987	混凝土	m^2	1490	45,326	35,549	
12	秦籍国用（2003）第1073号	围墙	河北省秦皇岛市港城大街富家营段	01/08/1987	砖石	m	1109	89,408	70,122	


savills
第一太平戴维斯

固定资产—房屋建筑物清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：秦皇岛中煤储运有限公司

金额单位：人民币元

序号	房产证编号	土地证编号	建筑物名称	使用状况	详细地址	建成日期	建筑结构	建筑面积 (m^2)	用途	建筑物总层数	本单位占第几层	市场评估价值	企业应占市场评估价值	备注
1	秦海房字第3487号	秦籍国用（2003）第1073号	办公楼	正常使用	海港区港城大街东段北侧	01/08/1987	混合	1,650.00	办公	5	1-5	1,038,048	814,141	
2	秦海房字第3487号	秦籍国用（2003）第1073号	综合楼	正常使用	海港区港城大街东段北侧	01/08/1987	混合	2,600.00	仓储	1	1	1,416,948	1,111,312	
3	秦海房字第3487号	秦籍国用（2003）第1073号	调度、配电楼	正常使用	海港区港城大街东段北侧	01/08/1987	混合	580.00	其他	2	2	245,607	192,629	
4	秦海房字第3487号	秦籍国用（2003）第1073号	门卫	正常使用	海港区港城大街东段北侧	01/08/1987	混合	67.66	其他	1	1	21,310	16,714	
5	秦海房字第3487号	秦籍国用（2003）第1073号	浴池	正常使用	海港区港城大街东段北侧	01/08/1987	混合	174.22	其他	1	1	67,078	52,609	
6	秦海房字第3487号	秦籍国用（2003）第1073号	锅炉房	正常使用	海港区港城大街东段北侧	01/08/1987	混合	288.00	其他	2	2	126,420	99,152	
7	秦海房字第3487号	秦籍国用（2003）第1073号	备件库	正常使用	海港区港城大街东段北侧	01/08/1987	混合	650.00	仓储	2	2	137,826	108,097	
合计							7	6,009.88				3,053,237.66	2,394,654	



savills
第一太平戴维斯

物业资产清查评估汇总表

评估基准日：2006年09月30日

资产占有单位名称：秦皇岛中煤储运有限公司

金额单位：人民币元

序号	科目名称	项数	面积	Market Value in exsiting state		Market Value attributable to the Group in exsiting state		备注
				重置价值	评估价值	重置价值	评估价值	
一	房屋建筑物类合计	39.00	6,009.88	23,251,196	10,238,691	18,235,913	8,030,206	
1	固定资产—房屋建筑物	7.00	6,009.88	4,872,256	3,053,238	3,821,310	2,394,654	
2	固定资产—构筑物及其他辅助设施	32.00		18,378,940	7,185,454	14,414,603	5,635,551	
二	在建工程—土建工程合计	-	-	-	-		-	
1	在建工程—房屋	-	-		-		-	
2	在建工程—构筑物及其他辅助设施	-			-		-	
三	土地使用权	3.00	363,881.39	-	80,712,000	-	63,302,422	
1	固定资产土地使用权	3.00	363,881.39		80,712,000		63,302,422	
2	在建工程土地使用权	-	-		-		-	
3	无形资产土地使用权	-	-		-		-	
四	租赁物业	-	-				-	
1	租入第三方房屋建筑物	-	-				-	
2	出租第三方房屋建筑物	-	-				-	
3	租入集团房屋建筑物	-	-				-	
4	出租集团房屋建筑物	-	-				-	


savills
第一太平戴维斯

土地资产——企业租赁土地资产清查评估明细表

评估基准日：2006年09月30日

资产占有单位：朔州中煤平朔能源有限公司

序号	子公司名称	承租方名称	宗地名称	出租方土地使用证号	宗地座落	土地证记载土地面积	实际租用面积(平方米)	是否有租地协议	协议年租金	备注
1	朔中公司	朔中公司	洗煤场用地	无	朔州市朔城区下团堡乡全武营村	无	130,398.50	有	117,300.00	
合计					1		130,398.50		117,300.00	


savills
第一太平戴维斯

固定资产—构筑物及其他辅助设施清查评估明细表

评估基准日：2006年09月30日

资产占有单位：朔州中煤平朔能源有限公司

金额单位：人民币元

序号	土地证编号	构筑物名称	详细地址	建成日期	建筑结构	计量单位	数量	市场评估价值	企业应占市场评估价值	备注
52		矸石仓周围硬化	朔州市朔城区下团堡全武营村	03/12/2005	水泥	m^2	2,400.00	236,339		
53		厂区零星工程	朔州市朔城区下团堡全武营村	04/12/2005				182,545		
54		厂区平整\硬化	朔州市朔城区下团堡全武营村	05/12/2005	水泥	m^2	3,600.00	685,954		
55		绿化	朔州市朔城区下团堡全武营村	06/12/2005	草皮树木	m^2	160,000.00	644,782		
56		护坡	朔州市朔城区下团堡全武营村	08/12/2005	砌石	m^2	2,600.00	667,023		
57		土建工程基础	朔州市朔城区下团堡全武营村	01/10/2005				136,188		
58		路障栏杆	朔州市朔城区下团堡全武营村	01/01/2005	铁	m	260.00	36,884		
59		排水渠	朔州市朔城区下团堡全武营村	01/07/2005	水泥	m	560.00	73,292		
60		二级公路	朔州市朔城区下团堡全武营村	01/08/2005	水泥	m	675.00	299,323		
61		汽车衡钢屋架	朔州市朔城区下团堡全武营村	01/12/2005	水泥	m	251.00	54,320		
合计				58				37,594,007	0	



固定资产—构筑物及其他辅助设施清查评估明细表

评估基准日：2006年09月30日

资产占有单位：朔州中煤平朔能源有限公司　　　　金额单位：人民币元

序号	土地证编号	构筑物名称	详细地址	建成日期	建筑结构	计量单位	数量	市场评估价值	企业应占市场评估价值	备注
39		厂区排洪、排水工程	山西省朔州市朔城区下团堡全武营村	2004/04	毛石	m	4000	516,361		
40		厂区硬化及零星工程	山西省朔州市朔城区下团堡全武营村	2004/04	砼	m	5000	129,384		
41		厂区平整及打杂工程	山西省朔州市朔城区下团堡全武营村	2004/04	砼	m	12000	345,600		
42		场外公路	山西省朔州市朔城区下团堡全武营村	2004/04	砼	m	8760	2,143,624		
43		地磅房和西侧公路	山西省朔州市朔城区下团堡全武营村	2004/04	砖混	m	177	645,647		
44		原煤场铁篦子	山西省朔州市朔城区下团堡全武营村	2004/04	铁	m^2	8	597,197		
46		地磅房含装车基础	山西省朔州市朔城区下团堡全武营村	2004/04	砖混	m^2	59	1,089,129		
47		收煤房含旧走廊拆除	山西省朔州市朔城区下团堡全武营村	2004/04	彩板	m	12	70,927		
48		护栏	朔州市朔城区下团堡全武营村	01/10/2005	砼	m		25,317		
49		水井	朔州市朔城区下团堡全武营村	01/11/2005	砖混	眼	2.00	552,900		
50		防洪排水工程	朔州市朔城区下团堡全武营村	01/12/2005	砼	m	2,000.00	223,086		
51		原煤厂	朔州市朔城区下团堡全武营村	02/12/2005	砖混	m^2	256.00	92,262		


savills
-第一太平戴维斯-

固定资产—构筑物及其他辅助设施清查评估明细表

评估基准日：2006年09月30日

资产占有单位：朔州中煤平朔能源有限公司　　　　金额单位：人民币元

序号	土地证编号	构筑物名称	详细地址	建成日期	建筑结构	计量单位	数量	市场评估价值	企业应占市场评估价值	备注
25		主厂房至新7号转载点栈桥	山西省朔州市朔城区下团堡全武营村	01/04/2004	钢混	m	4	18,248		
26		新7号转载点至新8号转载点栈桥	山西省朔州市朔城区下团堡全武营村	01/04/2004	钢	m	72.6	1,020,971		
28		锅炉房东侧围墙	山西省朔州市朔城区下团堡全武营村	01/04/2004	砖	m	1,320.00	291,456		
29		简易库房	山西省朔州市朔城区下团堡全武营村	01/04/2004	簡易	m^2	120.00	73,325		
31		新5、6号转载点	山西省朔州市朔城区下团堡全武营村	02/04/2004	钢混	m^2	660.00	1,023,040		
32		新4号转载点	山西省朔州市朔城区下团堡全武营村	05/04/2004	框架	m^2	221.80	287,865		
33		新8号转载点	山西省朔州市朔城区下团堡全武营村	06/04/2004	框架	m^2	162.90	211,421		
34		新1、2号转载点	山西省朔州市朔城区下团堡全武营村	07/04/2004	框架	m^2	672.20	926,540		
35		新3号转载点	山西省朔州市朔城区下团堡全武营村	11/04/2004	钢混	m^2	596.80	915,539		
36		新7号转载点	山西省朔州市朔城区下团堡全武营村	12/04/2004	钢混	m^2	74.23	92,639		
37		厂区内公路	山西省朔州市朔城区下团堡全武营村	2004/04	砼	m	7574	1,710,832		
38		厂区大门	山西省朔州市朔城区下团堡全武营村	2004/04	砖混	m^2	4.5	355,765		



固定资产—构筑物及其他辅助设施清查评估明细表

评估基准日：2006年09月30日

资产占有单位：朔州中煤平朔能源有限公司　　　　金额单位：人民币元

序号	土地证编号	构筑物名称	详细地址	建成日期	建筑结构	计量单位	数量	市场评估价值	企业应占市场评估价值	备注
13		马道	山西省朔州市朔城区下团堡全武营村	01/04/2004	钢混	m	13.9	40,032		
14		通风口	山西省朔州市朔城区下团堡全武营村	01/04/2004	钢混	m	16.8	48,384		
15		精煤储煤场受煤漏斗	山西省朔州市朔城区下团堡全武营村	01/04/2004	钢混	m^3	30*15个	138,240		
16		精煤储煤场返煤地道	山西省朔州市朔城区下团堡全武营村	01/04/2004	钢混	m	237.60	5,976,115		
17		精煤储煤场返煤地道至新5号转载点地道	山西省朔州市朔城区下团堡全武营村	01/04/2004	钢混	m	39.55	504,974		
18		原煤准备车间至新1号转载点栈桥	山西省朔州市朔城区下团堡全武营村	01/04/2004	钢	m	82	1,254,144		
19		新1号转载点至主厂房栈桥	山西省朔州市朔城区下团堡全武营村	01/04/2004	钢	m	5.5	51,110		
20		新2号转载点至主厂房栈桥	山西省朔州市朔城区下团堡全武营村	01/04/2004	砖混	m	15	691,810		
21		主厂房至矸石仓站栈桥	山西省朔州市朔城区下团堡全武营村	01/04/2004	钢	m	104	955,968		
22		矸石仓	山西省朔州市朔城区下团堡全武营村	01/04/2004	筒仓	座	1.00	1,505,351		
23		日用生产消防水池	山西省朔州市朔城区下团堡全武营村	01/04/2004	钢混	m^3	500.00	115,200		
24		主厂房至新3号转载点栈桥	山西省朔州市朔城区下团堡全武营村	01/04/2004	砖混	m	5	21,785		


savills
第一太平戴维斯

固定资产—构筑物及其他辅助设施清查评估明细表

评估基准日：2006年09月30日

资产占有单位：朔州中煤平朔能源有限公司

金额单位：人民币元

序号	土地证编号	构筑物名称	详细地址	建成日期	建筑结构	计量单位	数量	市场评估价值	企业应占市场评估价值	备注
1		地道一段	山西省朔州市朔城区下团堡全武营村	01/04/2004	钢混	m	142.7	479,472		
2		地道二段	山西省朔州市朔城区下团堡全武营村	01/04/2004	钢混	m	46.4	155,904		
3		马道	山西省朔州市朔城区下团堡全武营村	01/04/2004	钢混	m	72.4	208,512		
4		受煤漏斗	山西省朔州市朔城区下团堡全武营村	01/04/2004	钢混	个	8.00	465,216		
5		钢珩架一段	山西省朔州市朔城区下团堡全武营村	01/04/2004	钢	m	26.13	242,622		
6		钢珩架二段	山西省朔州市朔城区下团堡全武营村	01/04/2004	钢	m	18.80	193,899		
7		支架	山西省朔州市朔城区下团堡全武营村	01/04/2004	钢混	m	18.00	55,200		
8		消防水箱	山西省朔州市朔城区下团堡全武营村	01/04/2004	玻璃钢	m^3	50.00	72,000		
9		新4号转载点至新8号转载点栈桥	山西省朔州市朔城区下团堡全武营村	01/04/2004	钢	m	46.2	819,632		
10		新8号转载点至精煤储煤场机头房栈桥	山西省朔州市朔城区下团堡全武营村	01/04/2004	钢	m	184.8	2,965,027		
11		新3号转载点至新4号转载点栈桥	山西省朔州市朔城区下团堡全武营村	01/04/2004	钢	m	56	885,118		
12		新5号转载点至装车仓栈桥	山西省朔州市朔城区下团堡全武营村	01/04/2004	钢	m	194	3,372,566		


savills
第一太平戴维斯

固定资产—房屋建筑物清查评估明细表

评估基准日：2006年09月30日

资产占有单位：朔州中煤平朔能源有限公司

金额单位：人民币元

序号	房产证编号	土地证编号	建筑物名称	使用状况	详细地址	建成日期	建筑结构	建筑面积 (m^2)	用途	建筑物总层数	本单位占第几层	市场评估价值	企业应占市场评估价值	备注
16			压滤车间通道	正常使用	山西省朔州市朔城区下团堡全武营村	01/11/2004	框架	150.00	工业生产	1	1	288,090		
17			介质库	正常使用	朔州市朔城区下团堡全武营村	2005/12	砖混	286	仓储	1	1	190,310		
18			材料库	正常使用	朔州市朔城区下团堡全武营村	2005/12	砖混	476	仓储	1	1	274,757		
19			推土机房	正常使用	朔州市朔城区下团堡全武营村	2005/12	砖混	242	其他	1	1	146,328		
20			门房	正常使用	朔州市朔城区下团堡全武营村	2005/12	砖混	31	其他	1	1	16,587		
21			宿舍	正常使用	朔州市朔城区下团堡全武营村	2005/12	砖混	182.00	其他	1	1	125,030		
22			材料棚	正常使用	朔州市朔城区下团堡全武营村	2005/12	钢混	223.00	仓储	1	1	159,971		
			合计				22	9,025.40				9,407,365	0	

填表人：　　　　填表日期：　　　　复核人：


savills
第一太平戴维斯

固定资产—房屋建筑物清查评估明细表

评估基准日：2006年09月30日

资产占有单位：朔州中煤平朔能源有限公司　　　　金额单位：人民币元

序号	房产证编号	土地证编号	建筑物名称	使用状况	详细地址	建成日期	建筑结构	建筑面积(m^2)	用途	建筑物总层数	本单位占第几层	市场评估价值	企业应占市场评估价值	备注
1			通风机房	正常使用	山西省朔州市朔城区下团堡全武营村	01/04/2004	框架	32.60	仓储	1	1	21,756		
2			原煤准备车间	正常使用	山西省朔州市朔城区下团堡全武营村	02/04/2004	框架	1600.60	仓储	1	1	2,566,722		
3			机头房	正常使用	山西省朔州市朔城区下团堡全武营村	02/04/2004	框架	234.00	仓储	2	1	174,208		
4			水池泵房	正常使用	山西省朔州市朔城区下团堡全武营村	09/04/2004	砖混	221.20	工业生产	1	1	230,384		
5			污水处理站	正常使用	山西省朔州市朔城区下团堡全武营村	10/04/2004	砖混	62.00	工业生产	1	1	76,522		
6			锅炉房	正常使用	山西省朔州市朔城区下团堡全武营村	13/04/2004	框架	1038.00	其他	1	1	876,643		
7			变电所	正常使用	山西省朔州市朔城区下团堡全武营村	14/04/2004	砖混	320.00	其他	1	1	199,277		
8			单身宿舍	正常使用	山西省朔州市朔城区下团堡全武营村	01/11/2004	砖混	2102.00	其他	1	1	2,242,834		
9			职工食堂	正常使用	山西省朔州市朔城区下团堡全武营村	01/11/2004	砖混	353.00	其他	1	1	438,285		
10			职工浴室	正常使用	山西省朔州市朔城区下团堡全武营村	01/11/2004	砖混	291.00	其他	2	1	285,093		
11			厂区厕所	正常使用	山西省朔州市朔城区下团堡全武营村	01/11/2004	砖混	43.00	其他	1	1	70,073		
12			原煤场推土机房	正常使用	山西省朔州市朔城区下团堡全武营村	01/11/2004	砖混	120.00	工业生产	2	2	143,172		
13			精煤场推土机房	正常使用	山西省朔州市朔城区下团堡全武营村	01/11/2004	砖混	233.00	工业生产	1	1	228,270		
14			化验室	正常使用	山西省朔州市朔城区下团堡全武营村	01/11/2004	砖混	345.00	办公	1	1	418,313		
15			机修车间	正常使用	山西省朔州市朔城区下团堡全武营村	01/11/2004	砖混	440.00	工业生产	1	1	234,740		


savills
第一太平戴维斯

物业资产清查评估汇总表

评估基准日：2006年09月30日

资产占有单位名称：朔州中煤平朔能源有限公司　　　　金额单位：人民币元

序号	科目名称	项数	面积	Market Value in exsiting state		Market Value attributable to the Group in exsiting state		备注
				重置价值	评估价值	重置价值	评估价值	
一	房屋建筑物类合计	80.00	9,025.40	-	-	-	-	
1	固定资产一房屋建筑物	22.00	9,025.40	-	-	-	-	
2	固定资产一构筑物及其他辅助设施	58.00		-	-	-	-	
二	在建工程一土建工程合计	-	-	-	-		-	
1	在建工程一房屋	-	-		-		-	
2	在建工程一构筑物及其他辅助设施	-					-	
三	土地使用权	1.00	130,398.50	-		-	-	
1	固定资产土地使用权	1.00	130,398.50				-	
2	在建工程土地使用权	-	-				-	
3	无形资产土地使用权							
四	租赁物业	-	-				-	
1	租入第三方房屋建筑物	-	-				-	
2	出租第三方房屋建筑物	-	-				-	
3	租入集团房屋建筑物	-	-				-	
4	出租集团房屋建筑物	-	-				-	


savills
第一太平戴维斯

租赁物业——租入第三方房屋建筑物清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：上海中煤华东有限公司

金额单位：人民币元

序号	建筑物名称	租赁物业用途	租赁物业详细地址	租赁物业结构	建筑物总层数	租赁物业所在层数	出租方名称	建成时间	租赁面积 (m^2)	租赁期限		年租金	有无租赁合同	出租方	备注
										起始日期	终止日期			房产证	
上海中煤华东															
2	中国煤炭大厦	办公	上海市浦东东方路899号	钢混	33	6	上海中国煤炭大厦有限责任公司浦东假日酒店	01/01/1998	148.26	25/05/2005	24/05/2025	134,746.08	有	房地产证	续租，签署合同
合计								1.00	148.26			134,746.08			


savills
第一太平戴维斯

物业资产清查评估汇总表

评估基准日：2006年09月30日

资产占有单位名称：上海中煤华东有限公司　　　　金额单位：人民币元

序号	科目名称	项数	面积	Market Value in exsiting state		Market Value attributable to the Group in exsiting state		备注
				重置价值	评估价值	重置价值	评估价值	
一	房屋建筑物类合计							
1	固定资产一房屋建筑物							
2	固定资产一构筑物及其他辅助设施							
二	在建工程一土建工程合计							
1	在建工程一房屋							
2	在建工程一构筑物及其他辅助设施							
三	土地使用权							
1	固定资产土地使用权							
2	在建工程土地使用权							
3	无形资产土地使用权							
四	租赁物业	1.00	148.26				134,746.08	
1	租入第三方房屋建筑物	1.00	148.26				134,746.08	
2	出租第三方房屋建筑物							
3	租入集团房屋建筑物							
4	出租集团房屋建筑物							


savills
第一太平戴维斯

土地资产——企业自有土地资产清查评估明细表

评估基准日：2006年09月30日

资产占有单位：天津中煤进出口有限公司

序号	估价期日的土地使用者	宗地名称	土地使用证号	宗地座落	估价期日的登记用途	估价设定的用途	土地使用年限(年)	面积(平方米)	市场评估价值(万元)	拟处置方式	企业应占市场评估价值（万元）	备注
1	中国中煤能源集团公司天津分公司	和平区办事处1	和单国用(2003更1)第037号	天津市和平区睦南道41号	综合楼	综合	42.7	1,661.20	1808.05	出让	1808.05	
2	中国中煤能源集团公司天津分公司	开发区办事处	开单国用(2000)字第0034号	天津市开发区兆发新村5号一、二层	办公	其他商服用地	33.3	703.50	186.43	出让	186.43	
3	中国中煤能源集团公司天津分公司	开发区办事处	开单国用(2001)字第0084号	天津市开发区兆发新村5号三、四层	商品房	其他商服用地	33.3	710.52	188.29	出让	188.29	
4	中国煤炭工业进出口集团公司天津分公司	和平区办事处2	和单国用2002第004号	天津市和平区曲阜道85号	商业	办公		144.80		划拨		
5	中国煤炭工业进出口集团公司天津分公司	物流中心M118货场		天津港物流中心M118货场	货场	仓储		56,500.00		无地		
							5	59,720.02	2182.77		2182.77	


savills
第一太平戴维斯

在建工程—土建工程构筑物清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：天津中煤进出口有限公司

金额单位：人民币元

序号	土地证编号	构筑物名称	设计用途	详细地址	建筑结构	计量单位	数量	开工日期	预计完工日期	形象进度	付款进度	市场评估价值	企业应占市场评估价值	备注
1		南疆储运场	仓储	天津港物流中心M118货场	水泥	平方米	50,000.00	15/03/2005	31/07/2005	100%		28,300,000		
合计							1.00					28,300,000		


savills
第一太平戴维斯

在建工程—土建工程房屋建筑物清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：天津中煤进出口有限公司

金额单位：人民币元

序号	房产证编号	土地证编号	建筑物名称	设计用途	详细地址	建筑结构	拟建总层数	拟建建筑面积(m2)	开工日期	预计完工日期	形象进度	付款进度	市场评估价值	企业应占市场评估价值	备注
1			南疆储运场	仓储	天津港物流中心M118货场	框架局部一层	3	1,525.00	15/03/2005	31/07/2006	100%	30%	2,321,050.00		
合计							1	1,525.00					2,321,050	-	


savills
第一太平戴维斯

固定资产—房屋建筑物清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：天津中煤进出口有限公司

金额单位：人民币元

序号	房产证编号	土地证编号	建筑物名称	使用状况	详细地址	建成日期	建筑结构	建筑面积(m^2)	用途	建筑物总层数	本单位占第几层	市场评估价值	企业应占市场评估价值	备注
1	房权证和平字第010009725号	和单国用（2002更1）字第004号	国贸大楼	正常使用	天津市和平区曲阜道85号	01/12/1994	钢混	1,311.23	办公	18	15-17	6,866,912		
2	房权证和平字第010016828号	和单国用（2003更1）第037号	丰泽园	正常使用	天津市和平区睦南道41号	01/12/2003	钢混	4,473.37	办公	5	5	44,322,150	44,322,150	
3	房权证开发字第140001353号	开单国用（2001）第0084号	兆发新村	正常使用	天津市开发区兆发新村5号三、四层	01/05/2000	砖混	851.36	办公	2	2	4,050,771	4,050,771	
4	房权证开发字第140001317号	开单国用（2000）字第0034号	兆发新村	正常使用	天津市开发区兆发新村5号一、二层	01/05/2000	砖混	851.36	办公	2	2	4,050,771	4,050,771	
合计							4	7,487.32				59,290,603	52,423,692	


savills
第一太平戴维斯

物业资产清查评估汇总表

评估基准日：2006年09月30日

资产占有单位名称：天津中煤进出口有限公司

金额单位：人民币元

序号	科目名称	项数	面积	Market Value in exsiting state		Market Value attributable to the Group in exsiting state		备注
				重置价值	评估价值	重置价值	评估价值	
一	房屋建筑物类合计	4.00	7,487.32	52,423,692	52,423,692	52,423,692	52,423,692	
1	固定资产—房屋建筑物	4.00	7,487.32	52,423,692	52,423,692	52,423,692	52,423,692	
2	固定资产—构筑物及其他辅助设施	-		-	-	-	-	
二	在建工程—土建工程合计	2.00	1,525.00	-	-		-	
1	在建工程—房屋	1.00	1,525.00		-		-	
2	在建工程—构筑物及其他辅助设施	1.00			-		-	
三	土地使用权	5.00	59,720.02	-		-	-	
1	固定资产土地使用权	4.00	3,220.02				-	
2	在建工程土地使用权	1.00	56,500.00				-	
3	无形资产土地使用权							
四	租赁物业	-	-				-	
1	租入第三方房屋建筑物	-	-				-	
2	出租第三方房屋建筑物							
3	租入集团房屋建筑物	-	-				-	
4	出租集团房屋建筑物	-	-				-	


savills
第一太平戴维斯

土地资产——企业自有土地资产清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：中国煤炭工业秦皇岛进出口有限公司

序号	估价期日的土地使用者	宗地名称	土地使用证号	宗地座落	估价期日的登记用途	估价设定的用途	土地使用年限(年)	面积(平方米)	市场评估价值(万元)	拟处置方式	企业应占市场评估价值（万元）	备注
1	中国中煤能源集团公司秦皇岛分公司	中煤秦皇岛分公司	秦籍国用（2005）第160号	民族路	其他商服用地	商服用地	39.9	7007.36	902.55	出让	902.55	
2	中国煤炭工业进出口集团公司秦皇岛分公司	京唐港办公楼	冀唐国用（1999）字第3369号	唐山市海港开发区	办公楼	商服	33.4	4966.25	150.48	出让	150.48	
3	中国煤炭工业进出口集团公司秦皇岛分公司	化验楼	秦籍国用（1999）字第40号	海港区建设路大街180号	工业	工业	50	5247.253	91.3	授权经营	91.3	
4	中国煤炭进出口集团秦皇岛分公司	信达办公楼	秦籍国用(2005)第550号	秦皇岛海港区市光华路36号	其他商服用地	商住		69.93		划拨		
5	中国煤炭进出口集团秦皇岛分公司			秦皇岛开发区富堡商城A-212号				-		无地		
6	中国煤炭进出口集团秦皇岛分公司			秦皇岛开发区富堡商城A-211号				-		无地		
合计							6	17,290.79	1,144.33		1144.33	


savills
第一太平戴维斯

固定资产—构筑物及其他辅助设施清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：中国煤炭工业秦皇岛进出口有限公司　　金额单位：人民币元

序号	土地证编号	构筑物名称	详细地址	建成日期	建筑结构	计量单位	数量	市场评估价值	企业应占市场评估价值	备注
13	秦籍国用（2006）第158号	警卫室及茶炉房	秦市海港区民族252号	30/12/1995	砖混	m^2	62	38,390	38,390	
14	秦籍国用（2006）第158号	平房	秦市海港区民族252号	30/12/1995	砖混	m^2	48.98	22,413	22,413	
15	秦籍国用（2006）第158号	库房	秦市海港区民族252号	01/01/1996	砖混	m^2	21	10,022	10,022	
16	秦籍国用（2006）第158号	双眼水池	秦市海港区民族252号	30/11/1998		眼	1	3,026	3,026	
17	秦籍国用（2006）第158号	公司临街围墙	秦市海港区民族252号	01/08/2005	砖和铁艺	m	550	103,945	103,945	
合计				16				383,992	383,992	



固定资产—构筑物及其他辅助设施清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：中国煤炭工业秦皇岛进出口有限公司

金额单位：人民币元

序号	土地证编号	构筑物名称	详细地址	建成日期	建筑结构	计量单位	数量	市场评估价值	企业应占市场评估价值	备注
1	秦籍国用（2006）字第159号	煤三期道路及广场	秦市建设大街东段180号	01/12/1989	水泥	m^2	1829	69,959	69,959	
2	秦籍国用（2006）字第159号	煤三期场区绿化	秦市建设大街东段180号	01/12/1989	草坪	m^2	254	3,810	3,810	
3	秦籍国用（2006）第158号	凉亭	秦市海港区民族252号	01/11/1991	水泥	m^2	15	24,274	24,274	
4	秦籍国用（2006）第158号	道路	秦市海港区民族252号	01/08/1992	水泥	m^2	2600	48,173	48,173	
5	秦籍国用（2006）字第159号	煤三期篮球场	秦市建设大街东段180号	01/11/1991	水泥	m^2	420	11,088	11,088	
7	冀唐国用（1999）字第3369号	京唐港商检安全亭	海港开发区25号路南	01/06/2003	彩钢	m^2	6	2,876	2,876	
8	秦籍国用（2006）第158号	车队值班室	秦市海港区民族252号	30/11/1991	砖混	m^2	47.69	22,079	22,079	
9	秦籍国用（2006）第158号	汽车库小房	秦市海港区民族252号	30/12/1988	砖混	m^2	9	3,819	3,819	
10	秦籍国用（2006）第158号	家属院内警卫室	秦市海港区民族252号	30/12/1990	砖混	m^2	7	3,151	3,151	
11	秦籍国用（2006）第158号	茶炉房	秦市海港区民族252号	30/12/1988	砖混	m^2	36.58	11,468	11,468	
12	秦籍国用（2006）第158号	水泵房	秦市海港区民族252号	30/12/1995	砖混	m^2	1	5,498	5,498	



固定资产—房屋建筑物清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：中国煤炭工业秦皇岛进出口有限公司　　　　金额单位：人民币元

序号	房产证编号	土地证编号	建筑物名称	使用状况	详细地址	建成日期	建筑结构	建筑面积(m²)	用途	建筑物总层数	本单位占第几层	市场评估价值	企业应占市场评估价值	备注
17		秦籍国用（2006）字第159号	煤三期翻车机房	在用	河北省秦市建设大街东段180号	30/12/1989	砖混	52.00	工业生产	1	1	22,367		
18		秦籍国用（2006）字第159号	制样室	在用	河北省秦市建设大街东段180号	30/12/2004	砖混	298.30	工业生产	1	1	311,920		
19		秦籍国用（2005）第160号	门卫	在用	河北省秦市海港区民族路255号	01/01/1995	砖混	100.00	其他	1	1	44,951		
20			办公用房	在用	秦皇岛开发区富堡商城A-211号	01/12/2005	砖混	197.78	办公	1		415,338.00		
21			办公用房	在用	秦皇岛开发区富堡商城A-212号	02/12/2005	砖混	139.50	办公	1		292,950.00		
合计							21	10,659.53				13,001,224	10,750,281	


savills
第一太平戴维斯

固定资产—房屋建筑物清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：中国煤炭工业秦皇岛进出口有限公司

金额单位：人民币元

序号	房产证编号	土地证编号	建筑物名称	使用状况	详细地址	建成日期	建筑结构	建筑面积(m^2)	用途	建筑物总层数	本单位占第几层	市场评估价值	企业应占市场评估价值	备注
1	秦皇岛市房权证秦房字第20006162号	秦籍国用（2006）第160号	办公楼	闲置	河北省秦市海港区光华路38-401号	01/01/1994	砖混	349.65	办公	5	4	534,265		
2	唐山房权字第501001511号	冀唐国用（2006）字第5782号	办公楼	在用	唐山海港开发区25号路	01/05/2004	框架	2,329.06	办公	4	4	4,663,104	4,663,104	
3	秦皇岛市房权证秦房字第20006159号	秦籍国用（2006）第158号	办公楼	在用	河北省秦市海港区民族路252号	01/10/1985	砖混	3,003.25	办公	5	5	2,840,384	2,840,384	
4	秦皇岛市房权证秦房字第20006159号	秦籍国用（2006）第158号	仓库	在用	河北省秦市海港区民族路252号	01/10/1987	砖混	127.41	仓储	1	1	39,733	39,733	
5	秦皇岛市房权证秦房字第20006159号	秦籍国用（2006）第158号	传达室	闲置	河北省秦市海港区民族路252号	01/10/1987	砖混	27.84	其他	2	2	8,735	8,735	
6	秦皇岛市房权证秦房字第20006159号	秦籍国用（2006）第158号	食堂	在用	河北省秦市海港区民族路252号	01/10/1985	框架	305.27	其他	2	2	232,753	232,753	
7	秦皇岛市房权证秦房字第20006159号	秦籍国用（2006）第158号	锅炉房	在用	河北省秦市海港区民族路252号	30/12/1989	框架	453.41	其他	1	1	356,816	356,816	
8	秦皇岛市房权证秦房字第20006160号	秦籍国用（2006）字第159号	煤三期综合楼	在用	河北省秦市建设大街东段180号	01/12/1989	框架	817.00	其他	3	3	554,122	554,122	
9	秦皇岛市房权证秦房字第20006160号	秦籍国用（2006）字第159号	警卫室	在用	河北省秦市建设大街东段180号	01/12/1989	砖混	50.30	其他	1	1	25,714	25,714	
10	秦皇岛市房权证秦房字第20006160号	秦籍国用（2006）字第159号	锅炉房	在用	河北省秦市建设大街东段180号	01/12/1989	框架	112.00	其他	1	1	60,077	60,077	
11	秦皇岛市房权证秦房字第20006160号	秦籍国用（2006）字第159号	制样室	在用	河北省秦市建设大街东段180号	01/12/1993	砖混	119.43	其他	1	1	53,564	53,564	
12		秦籍国用（2006）第158号	汽车库及会议室	在用	河北省秦市海港区民族路252号	30/12/1988	砖混	370.05	其他	2	2	428,148		
13		秦籍国用（2006）第158号	57号锅炉房	在用	河北省秦市海港区民族路252号	30/10/1985	砖混	35.00	其他	1	1	25,048		
14		秦籍国用（2006）第158号	候工房	在用	河北省秦市海港区民族路252号	30/08/1996	砖混	157.20	其他	2	2	94,608		
15		秦籍国用（2006）第158号	工房及更衣室	在用	河北省秦市海港区民族路252号	30/12/1988	砖混	95.68	其他	2	2	81,347		
16	秦皇岛市房权证秦房字第20006160号	秦籍国用（2006）字第159号	煤质化验楼	在用	河北省秦市建设大街东段180号	30/12/1998	砖混	1,519.40	其他	4	4	1,915,280	1,915,280	



物业资产清查评估汇总表

评估基准日：2006年09月30日

资产占有单位名称：中国煤炭工业秦皇岛进出口有限公司

金额单位：人民币元

序号	科目名称	项数	面积	Market Value in exsiting state		Market Value attributable to the Group in exsiting state		备注
				重置价值	评估价值	重置价值	评估价值	
一	房屋建筑物类合计	37.00	10,659.53	14,400,988	11,134,273	14,400,988	11,134,273	
1	固定资产—房屋建筑物	21.00	10,659.53	13,719,193	10,750,281	13,719,193	10,750,281	
2	固定资产—构筑物及其他辅助设施	16.00		681,796	383,992	681,796	383,992	
二	在建工程—土建工程合计	-	-	-	-		-	
1	在建工程—房屋	-	-				-	
2	在建工程—构筑物及其他辅助设施	-			-		-	
三	土地使用权	6.00	17,290.79	-	11,443,300.00	-	11,443,300	
1	固定资产土地使用权	6.00	17,290.79		11,443,300.00		11,443,300	
2	在建工程土地使用权	-	-		-		-	
3	无形资产土地使用权	-	-		-		-	
四	租赁物业	-	-				-	
1	租入第三方房屋建筑物	-	-				-	
2	出租第三方房屋建筑物	-	-				-	
3	租入集团房屋建筑物	-	-				-	
4	出租集团房屋建筑物	-	-				-	


savills
第一太平戴维斯

租赁物业——租入第三方房屋建筑物清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：中国煤炭工业进出口集团青岛有限公司

金额单位：人民币元

序号	建筑物名称	租赁物业用途	租赁物业详细地址	租赁物业结构	建筑物总层数	租赁物业所在层数	出租方名称	建成时间	租赁面积 (m^2)	租赁期限		年租金	有无租赁合同	出租方产权文件	备注
										起始日期	终止日期			房产证	
L-JCK-QDF-1	烟台金都大厦	办公	烟台芝罘区南大街9号金都大厦15层06号	砖混	36	15层	青岛公司烟台办事处	01/01/2002	113.03	01/01/2006	31/12/2006	56,797.58	有	烟房权证芝字第E120918号	
合计								1.00	113.03			56,797.58			


savills
第一太平戴维斯

土地资产——企业自有土地资产清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：中国煤炭工业进出口集团青岛有限公司

序号	估价期日的土地使用者	宗地名称	土地使用证号	宗地座落	估价期日的登记用途	估价设定的用途	土地使用年限(年)	面积(平方米)	市场评估价值(万元)	拟处置方式	企业应占市场评估价值（万元）	备注
1	中国煤炭工业进出口总公司	青岛分公司	黄国用（95）字第007号	青岛市黄岛区崇明岛路北侧	公建用地	综合	39.3	4715.28	326.77	出让	326.77	
						1.00		4,715.28	326.77		326.77	


savills
第一太平戴维斯

固定资产—构筑物及其他辅助设施清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：中国煤炭工业进出口集团青岛有限公司　　　　金额单位：人民币元

序号	土地证编号	构筑物名称	详细地址	建成日期	建筑结构	计量单位	数量	市场评估价值	企业应占市场评估价值	备注
1	黄国用（2006）字第177号	石狮	青岛市黄岛区崇明岛西67号	01/02/1997	石	个	2	29,260	29,260	
2	黄国用（2006）字第177号	办公楼车棚	青岛市黄岛区崇明岛西67号	01/01/2000	钢	套	1	5,014	5,014	
3	黄国用（2006）字第177号	公司花坛	青岛市黄岛区崇明岛西67号	01/10/1995	石	个	1350	47,250	47,250	
4	黄国用（2006）字第177号	公司办公区铁艺栏杆围墙	青岛市黄岛区崇明岛西67号	01/10/1995	钢	个	225	28,755	28,755	
合计				4				110,279	110,279	


savills
第一太平戴维斯

固定资产—房屋建筑物清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：中国煤炭工业进出口集团青岛有限公司

金额单位：人民币元

序号	房产证编号	土地证编号	建筑物名称	使用状况	详细地址	建成日期	建筑结构	建筑面积 (m^2)	用途	建筑物总层数	本单位占第几层	市场评估价值	企业应占市场评估价值	备注
1	青房地权监证字第0014533号	黄国用（2006）字第177号	办公楼	正常使用	青岛市黄岛区崇明岛西67号	01/10/1995	混合	4,236.00	办公	5	1--5	7,934,409	7,934,409	
2		黄国用（2006）字第177号	公司车库	正常使用	青岛市黄岛区崇明岛西67号	01/11/1996	砖混	235.00	其他	2	1--2	166,747		
3	青房地权监证字第0014535号	黄国用（2006）字第177号	宿舍	正常使用	青岛市黄岛区崇明岛西67号	31/05/1978	混合	1,399.25	其他	3	1--3	606,365	606,365	
4	青房地权监证字第0014535号	黄国用（2006）字第177号	其他	正常使用	青岛市黄岛区崇明岛西67号	31/05/1978	混合	174.80	其他	1	1	25,014	25,014	
5		黄国用（2006）字第177号	公司配电室	正常使用	青岛市黄岛区崇明岛西67号	01/10/1995	混合	38.25	其他	1	1	30,520		
合计							5	6,083.30				8,763,054	8,565,788	


savills
第一太平戴维斯

物业资产清查评估汇总表

评估基准日：2006年09月30日

资产占有单位名称：中国煤炭工业进出口集团青岛有限公司

金额单位：人民币元

序号	科目名称	项数	面积	Market Value in exsiting state		Market Value attributable to the Group in exsiting state		备注
				重置价值	评估价值	重置价值	评估价值	
一	房屋建筑物类合计	9.00	6,083.30	11,599,395	8,676,067	11,599,395	8,676,067	
1	固定资产—房屋建筑物	5.00	6,083.30	11,446,620	8,565,788	11,446,620	8,565,788	
2	固定资产—构筑物及其他辅助设施	4.00		152,775	110,279	152,775	110,279	
二	在建工程—土建工程合计	-	-	-	-		-	
1	在建工程—房屋	-	-		-		-	
2	在建工程—构筑物及其他辅助设施	-			-		-	
三	土地使用权	1.00	4,715.28	-	3,267,700	-	3,267,700	
1	固定资产土地使用权	1.00	4,715.28		3,267,700		3,267,700	
2	在建工程土地使用权							
3	无形资产土地使用权							
四	租赁物业	1.00	113.03				56,798	
1	租入第三方房屋建筑物	1.00	113.03				56,798	
2	出租第三方房屋建筑物	-	-				-	
3	租入集团房屋建筑物	-	-				-	
4	出租集团房屋建筑物	-	-				-	


savills
第一太平戴维斯

土地资产——企业自有土地资产清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：中国煤炭工业进出口集团黑龙江有限公司

序号	宗地名称	土地使用证号	宗地座落	估价期日的登记用途	估价设定的用途	土地使用年限(年)	面积(平方米)	市场评估价值(万元)	拟处置方式	中煤集团股权比例	企业应占市场评估价值(万元)	备注
1	新办公楼	哈国用（2000）字第87257号	哈尔滨南岗开发区昆仑商城大顺街7号	商服	商业	38.8	346.9	109.17	出让	100%		
					1		346.9					

savills 第一太平戴维斯

固定资产—构筑物及其他辅助设施清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：中国煤炭工业进出口集团黑龙江有限公司　　　　金额单位：人民币元

序号	土地证编号	构筑物名称	详细地址	建成日期	建筑结构	计量单位	数量	市场评估价值	企业应占市场评估价值	备注
1		车位	哈尔滨市开发区大顺街7号	01/04/2005	混凝土	m^2	22	145,000		
合计				1				145,000	0	

香港第一太平戴维斯估值及专业顾问有限公司


savills
第一太平戴维斯

固定资产—房屋建筑物清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：中国煤炭工业进出口集团黑龙江有限公司

金额单位：人民币元

序号	房产证编号	土地证编号	建筑物名称	使用状况	详细地址	建成日期	建筑结构	建筑面积 (m^2)	用途	建筑物总层数	本单位占第几层	市场评估价值	企业应占市场评估价值	备注
1	哈房权证开国字第00009623号	哈国用(2000)字第87257号	办公楼（新）	正常使用	哈尔滨市开发区大顺街7号	17/06/1995	钢混	1,844.46	办公	5	1-5	8,912,431	8,912,431	
合计							1	1,844.46				8,912,431	8,912,431	


savills
第一太平戴维斯

物业资产清查评估汇总表

评估基准日：2006年09月30日

资产占有单位名称：中国煤炭工业进出口集团黑龙江有限公司　　　　金额单位：人民币元

序号	科目名称	项数	面积	Market Value in exsiting state		Market Value attributable to the Group in exsiting state		备注
				重置价值	评估价值	重置价值	评估价值	
一	房屋建筑物类合计	2.00	1,844.46	8,912,431	8,912,431	8,912,431	8,912,431	
1	固定资产一房屋建筑物	1.00	1,844.46	8,912,431	8,912,431	8,912,431	8,912,431	
2	固定资产一构筑物及其他辅助设施	1.00				-	-	
二	在建工程一土建工程合计	-	-	-	-		-	
1	在建工程一房屋	-	-		-		-	
2	在建工程一构筑物及其他辅助设施	-			-		-	
三	土地使用权	1.00	346.90	-		-	-	
1	固定资产土地使用权	1.00	346.90				-	
2	在建工程土地使用权	-	-				-	
3	无形资产土地使用权							
四	租赁物业	-	-				-	
1	租入第三方房屋建筑物	-	-				-	
2	出租第三方房屋建筑物	-	-				-	
3	租入集团房屋建筑物	-	-				-	
4	出租集团房屋建筑物	-	-				-	



土地资产——企业自有土地资产清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：中国煤炭工业进出口集团日照有限公司

序号	估价期日的土地使用者	宗地名称	土地使用证号	宗地座落	估价期日的登记用途	估价设定的用途	土地使用年限(年)	面积(平方米)	市场评估价值(万元)	拟处置方式	企业市场评估价值（万元）	备注
5	中国煤炭工业进出口集团公司日照分公司	日照分公司新办公楼	日国用（2006）第3220号	天津路北、海滨五路西	综合楼	综合	43.2	13253.97	998.02	出让	998.02	
16	中国中煤能源集团公司日照分公司	日照分公司岚山办事处	日岚国用（2006）第453号	岚山区岚山东路	商服用地	商服	40	4316	170.48	出让	170.48	
17	中国中煤能源集团公司日照分公司	日照分公司东区办公楼	日国用（2006）第3221号	黄海一路94号	商业	商服	40	9670.7	675.98	出让	675.98	
							3	27,240.67			1844.48	


savills
第一太平戴维斯

固定资产—构筑物及其他辅助设施清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：中国煤炭工业进出口集团日照有限公司

金额单位：人民币元

序号	土地证编号	构筑物名称	详细地址	建成日期	建筑结构	计量单位	数量	市场评估价值	企业应占市场评估价值	备注
25	日国用（2006）第3221号	东区院内排水沟	日照市黄海一路94号	01/12/1987	砖	m	90.00	5,301	5,301	
26	日国用（2006）第3221号	东院内绿化	日照市黄海一路94号	01/12/1987	树木花草	m^2	1,500.00	0		
27	日国用（2006）第3221号	东区院内南自行车棚	日照市黄海一路94号	01/12/1997	钢	m^2	80.00	9,326	9,326	
28	日岚国用（2006）第453号	岚办挡土墙	岚山街道童海路居委	01/08/1998	毛石砼	m^3	17.92	5,009	5,009	
29	日岚国用（2006）第453号	岚山院内道路	岚山街道童海路居委	01/06/1993	砼	m^2	680.00	26,010	26,010	
30	日岚国用（2006）第453号	岚办检查井	岚山街道童海路居委	01/06/1993	砖	m^2	15.00	1,571	1,571	
31	日岚国用（2006）第453号	岚办路面	岚山街道童海路居委	01/12/1997	砼	m^2	500.00	28,475	28,475	
32	日岚国用（2006）第453号	岚办围墙	岚山街道童海路居委	01/12/1990	砖	m^2	525.00	27,063	27,063	
33	日岚国用（2006）第453号	岚办挡土墙	岚山街道童海路居委	01/06/1993	毛石砼	m^3	23.52	5,123	5,123	
34	日岚国用（2006）第453号	岚办排水沟	岚山街道童海路居委	01/06/1993	砖	m	100.00	11,374	11,374	
35	日岚国用（2006）第453号	岚办门前排水沟	岚山街道童海路居委	01/08/1998	砖	m	50.00	8,107	8,107	
合计				34				3,126,192	3,126,192	



固定资产—构筑物及其他辅助设施清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：中国煤炭工业进出口集团日照有限公司　　　　金额单位：人民币元

序号	土地证编号	构筑物名称	详细地址	建成日期	建筑结构	计量单位	数量	市场评估价值	企业应占市场评估价值	备注
13	日国用（2006）第3220号	新区变压器房护栏	日照市天津路北，海滨五路西	01/04/2000	钢	m^2	30.00	3,871	3,871	
14	日国用（2006）第3220号	新区景观假山	日照市天津路北，海滨五路西	01/12/2004	石	块	60.00	112,772	112,772	
15	日国用（2006）第3220号	新区消防水池	日照市天津路北，海滨五路西	01/12/2002	钢砼	m^3	2,520.00	632,041	632,041	
16	日国用（2006）第3220号	新住宅区绿化工程	日照市天津路北，海滨五路西	01/07/2000	树木花草	m^2	720.00	150,580	150,580	
17	日国用（2006）第3220号	新办公区绿化工程	日照市天津路北，海滨五路西	01/12/2004	树木花草	m^2	4,200.00	420,078	420,078	
18	日国用（2006）第3221号	东区院内南端围墙	日照市黄海一路94号	01/01/1989	砖	m	272.50	9,460	9,460	
19	日国用（2006）第3221号	东区院内东围墙	日照市黄海一路94号	01/12/1989	砖	m	414.30	13,125	13,125	
20	日国用（2006）第3221号	东区89楼北院墙	日照市黄海一路94号	01/12/1990	砖	m	65.34	2,355	2,355	
21	日国用（2006）第3221号	东区院内道路1	日照市黄海一路94号	01/12/1987	砼	m^2	850.00	28,015	28,015	
22	日国用（2006）第3221号	东区院内道路2	日照市黄海一路94号	01/03/1989	砼	m^2	960.00	25,296	25,296	
23	日国用（2006）第3221号	东区公司院内道路3	日照市黄海一路94号	01/12/1997	砼	m^2	242.65	13,819	13,819	
24	日国用（2006）第3221号	东区篮球场	日照市黄海一路94号	01/12/1987	砼	m^2	360.00	12,528	12,528	


savills
第一太平戴维斯

固定资产—构筑物及其他辅助设施清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：中国煤炭工业进出口集团日照有限公司

金额单位：人民币元

序号	土地证编号	构筑物名称	详细地址	建成日期	建筑结构	计量单位	数量	市场评估价值	企业应占市场评估价值	备注
1	日国用（2006）第3220号	新区西北铁艺栏杆块石墙	日照市天津路北，海滨五路西	01/04/1999	块石	m^3	828.00	113,850	113,850	
2	日国用（2006）第3220号	新区住宅区南铁艺栏杆蘑菇石墙(含花艺大门)_	日照市天津路北，海滨五路西	01/09/2003	砖石	m^3	288.00	67,289	67,289	
3	日国用（2006）第3220号	新区锅炉房砖围墙	日照市天津路北，海滨五路西	01/12/1999	砖	m^3	81.60	6,707	6,707	
4	日国用（2006）第3220号	新区南铁艺栏杆块石墙	日照市天津路北，海滨五路西	01/12/2002	砖铁、块石	m^3	190.80	32,531	32,531	
5	日国用（2006）第3220号	新区地面道路	日照市天津路北，海滨五路西	01/12/1999	砼	m^2	4,436.00	332,700	332,700	
6	日国用（2006）第3220号	新区室外广场	日照市天津路北，海滨五路西	01/12/2002	石	m^2	1,800.00	393,594	393,594	
7	日国用（2006）第3220号	新区人行道	日照市天津路北，海滨五路西	01/05/1999	砼	m^2	500.00	31,875	31,875	
8	日国用（2006）第3220号	新区沿街人行道板铺装及绿化	日照市天津路北，海滨五路西	01/06/2004	砼	m^2	1,700.00	33,271	33,271	
9	日国用（2006）第3220号	新住宅区砼路面	日照市天津路北，海滨五路西	01/12/2003	砼	m^2	2,565.00	262,400	262,400	
10	日国用（2006）第3220号	新区雨水砖沟带盖板	日照市天津路北，海滨五路西	01/04/1999	钢筋砼	m^2	230.00	81,805	81,805	
11	日国用（2006）第3220号	新区室外排水沟带盖板	日照市天津路北，海滨五路西	01/12/2003	钢筋砼	m^2	276.00	102,809	102,809	
12	日国用（2006）第3220号	新住宅楼室外排水管道（含检查井化粪池）	日照市天津路北，海滨五路西	01/12/2003	砼	m	480.00	116,064	116,064	


savills
第一太平戴维斯

物业资产清查评估汇总表

评估基准日：2006年09月30日

资产占有单位名称：中国煤炭工业进出口集团日照有限公司

金额单位：人民币元

序号	科目名称	项数	面积	Market Value in exsiting state		Market Value attributable to the Group in exsiting state		备注
				重置价值	评估价值	重置价值	评估价值	
一	房屋建筑物类合计	50.00	14,151.95	26,178,789	22,278,648	26,178,789	22,278,648	
1	固定资产—房屋建筑物	16.00	14,151.95	22,337,988	19,152,456	22,337,988	19,152,456	
2	固定资产—构筑物及其他辅助设施	34.00		3,840,801	3,126,192	3,840,801	3,126,192	
二	在建工程—土建工程合计	-	-	-	-		-	
1	在建工程—房屋	-	-		-		-	
2	在建工程—构筑物及其他辅助设施	-			-		-	
三	土地使用权	3.00	27,240.67	-	18,444,800	-	18,444,800	
1	固定资产土地使用权	3.00	27,240.67		18,444,800		18,444,800	
2	在建工程土地使用权	-	-		-		-	
3	无形资产土地使用权	-	-		-		-	
四	租赁物业	-	-				-	
1	租入第三方房屋建筑物	-	-				-	
2	出租第三方房屋建筑物							
3	租入集团房屋建筑物	-	-				-	
4	出租集团房屋建筑物	-	-				-	



固定资产—房屋建筑物清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：中国煤炭工业进出口集团日照有限公司

金额单位：人民币元

序号	房产证编号	土地证编号	建筑物名称	使用状况	详细地址	建成日期	建筑结构	建筑面积(m^2)	用途	建筑物总层数	本单位占第几层	市场评估价值	企业应占市场评估价值	备注
1	日房字第40313号	日开国用（2003）字第0570号	沿街楼	正常使用	日照市天津路北海滨五路西	01/12/2002	砖混	1,036.81	办公	3	1-3	1,465,635	1,465,635	
合计							16	14,151.95				19,203,969	19,152,456	


savills
第一太平戴维斯

固定资产—房屋建筑物清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：中国煤炭工业进出口集团日照有限公司　　　　金额单位：人民币元

序号	房产证编号	土地证编号	建筑物名称	使用状况	详细地址	建成日期	建筑结构	建筑面积(m^2)	用途	建筑物总层数	本单位占第几层	市场评估价值	企业应占市场评估价值	备注
1	日房权证市字第20060925047号	日国用（2006）第3221号	东区沿街楼	正常使用	日照市黄海一路94号	01/08/2001	框架	1,781.32	其他	4	1	2,315,645	2,315,645	
2	日房权证市字第20060925046号	日国用（2006）第3220号	新区办公楼	正常使用	日照市天津路135号	01/12/2002	框架	4,925.15	办公	7	7	9,296,319	9,296,319	
3	日房权证市字第20060925047号	日国用（2006）第3221号	日照办公楼	正常使用	日照市黄海一路94号	01/11/1987	砖混	2,592.34	其他	5	5	2,374,169	2,374,169	
4	日房权证市字第20060925047号	日国用（2006）第3221号	车库.浴室.化验室综合楼	正常使用	日照市黄海一路94号	01/11/1987	砖混	978.84	办公	3	3	550,069	550,069	
5	日房权证市字第20060925047号	日国用（2006）第3221号	东区锅炉室	正常使用	日照市黄海一路94号	01/11/1987	砖混	322.93	其他	1	1	197,013	197,013	
6	岚房权证0字第20060042号	日岚国用（2006）第453号	岚山办公楼	正常使用	岚山街道董海路居委	01/06/1993	砖混	950.94	办公	3	3	738,880	738,880	
7	岚房权证0字第20060042号	日岚国用（2006）第453号	岚山锅炉房	正常使用	岚山街道董海路居委	01/12/1997	砖混	58.17	其他	1	1	46,317	46,317	
8	日房权证市字第20060925045号	日国用（2006）第3220号	新区综合楼	正常使用	日照市天津路135号	01/06/2000	砖混	1,136.62	办公	5	5	2,069,717	2,069,717	
9	日房权证市字第20060925047号	日国用（2006）第3221号	食堂及库房	正常使用	日照市黄海一路94号	01/08/2000	砖混	106.56	其他	1	1	46,091	46,091	
10	日房权证市字第20060925047号	日国用（2006）第3221号	东区车库	正常使用	日照市黄海一路94号	01/11/1994	砖混	145.97	其他	1	1	52,602	52,602	
11		日国用（2006）第3221号	院内食堂仓库油库	正常使用	日照市黄海一路94号	01/12/1997	砖混	10.80	其他	1	1	3,919		
12		日国用（2006）第3221号	公司院内仓库	正常使用	日照市黄海一路94号	01/12/1997	砖混	37.5	其他	1	1	13,912		
13		日国用（2006）第3220号	仓库	正常使用	日照市天津路135号	01/12/2004	砖混	33	其他	1	1	14,661		
14		日国用（2006）第3220号	门卫室	正常使用	日照市天津路135号	2004/12/1	砖混	25	其他	1	1	14,211		
15		日国用（2006）第3220号	新区煤气站房	正常使用	日照市天津路135号	1999/12/1	砖混	10	其他	1	1	4,811		


savills
第一太平戴维斯

土地资产——企业自有土地资产清查评估明细表

评估基准日：2006年09月30日

资产占有单位：中煤连云港进出口有限公司

序号	估价期日的土地使用者	宗地名称	土地使用证号	宗地座落	估价期日的登记用途	估价设定的用途	土地使用年限(年)	面积(平方米)	市场评估价值(万元)	拟处置方式	企业应占市场评估价值（万元）	备注
1	中国煤炭工业进出口集团连云港公司	办公区	连国用（2005）字第L001446号	连云区中山中路243号	商服用地	商服	39.96	12237	1809.85	出让	1809.85	
2	中国煤炭工业进出口集团连云港公司	办公楼	连国用（2005）字第L001445号	连云区中山中路243号	商服用地	商服	39.96	242.3	35.84	出让	35.84	
							2	12,479.30	1845.69		1845.69	


savills
第一太平戴维斯

固定资产—房屋建筑物清查评估明细表

评估基准日：2006年09月30日

资产占有单位：中煤连云港进出口有限公司　　　　　　　　　　金额单位：人民币元

序号	房产证编号	土地证编号	建筑物名称	使用状况	详细地址	建成日期	建筑结构	建筑面积(m²)	用途	建筑物总层数	本单位占第几层	市场评估价值	企业应占市场评估价值	备注
1	连房产证连字第L00110893号	连国用（2005）字第L001445号	商住楼	正常使用	连云区中山中路243#	01/12/2000	钢混	1,133.15	办公	12	1	2,041,710	2,041,710	
2	连房权证连字第L00101436号	连国用（2005）字第L001446号	办公楼	正常使用	连云区中山中路243#	01/12/1985	混合	4,138.47	办公	4	4	2,610,174	2,610,174	
3	连房权证连字第L00101436-1号	连国用（2005）字第L001446号	化验楼	正常使用	连云区中山中路243#	02/06/1993	混合	365.32	办公	3	3	296,183	296,183	
4	连房权证连字第L00101436-2号	连国用（2005）字第L001446号	餐厅	正常使用	连云区中山中路243#	01/12/1994	混合	943.23	其他	2	2	555,610	555,610	
5	连房权证连字第L00101436-2号	连国用（2005）字第L001446号	招待所	正常使用	连云区中山中路243#	01/12/1992	混合	811.20	其他	2	2	437,618	437,618	
6	连房权证连字第L00101436号	连国用（2005）字第L001446号	综合楼	正常使用	连云区中山中路243#	01/11/1986	混合	458.03	办公	2	2	219,328	219,328	
7	连房权证连字第L00101436-2号	连国用（2005）字第L001446号	锅炉房	正常使用	连云区中山中路243#	01/04/1986	混合	641.70	其他	3	3	346,813	346,813	
8	连房权证连字第L00101436号	连国用（2005）字第L001446号	西传达室	正常使用	连云区中山中路243#	01/12/1985	混合	39.16	其他	1	1	9,842	9,842	
9	连房权证连字第L00101436号	连国用（2005）字第L001446号	东传达室	正常使用	连云区中山中路243#	01/12/1985	混合	74.55	其他	1	1	18,737	18,737	
10	连房权证连字第L00101436号	连国用（2005）字第L001446号	北传达室	正常使用	连云区中山中路243#	01/12/1985	混合	28.00	其他	1	1	7,038	7,038	
11	连房权证连字第L00101436-2号	连国用（2005）字第L001446号	中储藏室	正常使用	连云区中山中路243#	01/12/1985	混合	184.07	其他	1	1	54,409	54,409	
12	连房权证连字第L00101436-2号	连国用（2005）字第L001446号	冷库	正常使用	连云区中山中路243#	01/12/1985	混合	163.60	其他	1	1	65,154	65,154	
13	连房权证连字第L00101436-1号	连国用（2005）字第L001446号	南传达室	正常使用	连云区中山中路243#	01/12/1985	混合	13.46	其他	1	1	3,383	3,383	
14	连房权证连字第L00101436-1号	连国用（2005）字第L001446号	北储藏室	正常使用	连云区中山中路243#	01/12/1985	混合	51.38	其他	1	1	15,187	15,187	
15	连房权证连字第L00101436-1号	连国用（2005）字第L001446号	配电房	正常使用	连云区中山中路243#	01/12/1985	混合	64.47	其他	1	1	18,106	18,106	
16	连房权证连字第L00101436-1号	连国用（2005）字第L001446号	车库	正常使用	连云区中山中路243#	01/12/1985	混合	34.51	其他	1	1	15,495	15,495	
17	连房权证连字第L00101436-3号	连国用（2005）字第L001446号	南储藏室	正常使用	连云区中山中路243#	01/12/1985	混合	163.11	其他	1	1	48,984	48,984	
合计							17	9,307.41				6,763,771	6,763,771	


savills
第一太平戴维斯

物业资产清查评估汇总表

评估基准日：2006年09月30日

资产占有单位名称：中煤连云港进出口有限公司　　　　金额单位：人民币元

序号	科目名称	项数	面积	Market Value in exsiting state		Market Value attributable to the Group in exsiting state		备注
				重置价值	评估价值	重置价值	评估价值	
一	房屋建筑物类合计	17.00	9,307.41	9,746,185.54	6,763,770.57	9,746,186	6,763,771	
1	固定资产—房屋建筑物	17.00	9,307.41	9,746,185.54	6,763,770.57	9,746,186	6,763,771	
2	固定资产—构筑物及其他辅助设施	-		-	-	-	-	
二	在建工程—土建工程合计	-	-	-	-		-	
1	在建工程—房屋	-	-		-		-	
2	在建工程—构筑物及其他辅助设施	-			-		-	
三	土地使用权	2.00	12,479.30	-	18,456,900.00		18,456,900	
1	固定资产土地使用权	2.00	12,479.30		18,456,900.00		18,456,900	
2	在建工程土地使用权	-	-		-		-	
3	无形资产土地使用权	-	-		-		-	
四	租赁物业	-	-				-	
1	租入第三方房屋建筑物	-	-				-	
2	出租第三方房屋建筑物							
3	租入集团房屋建筑物	-	-				-	
4	出租集团房屋建筑物	-	-				-	


savills
第一太平戴维斯

租赁物业——租入第三方房屋建筑物清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：华光资源有限公司　　　　金额单位：人民币元

序号	建筑物名称	租赁物业用途	租赁物业详细地址	租赁物业结构	建筑物总层数	租赁物业所在层数	出租方名称	建成时间	租赁面积 (m^2)	租赁期限		年租金	有无租赁合同	出租方产权	备注
										起始日期	终止日期			房产证	
1	职工食堂	其他	矿区马脊梁中煤公司院41号	砖混	1	1	同煤集团马脊梁矿	01/12/1994	573.00	01/05/2001			有		
2	职工浴室	其他	矿区马脊梁中煤公司院41号	砖混	1	1	同煤集团马脊梁矿	02/12/1994	309.00	01/06/2001			有		
3	车间办公楼	办公	矿区马脊梁中煤公司院41号	砖混	5	1-3	同煤集团马脊梁矿	03/12/1994	253	01/07/2001		600,000.00	有		大同中煤出口基地有限公司
4	车库	其他	矿区马脊梁中煤公司院41号	砖混	1	1	同煤集团马脊梁矿	04/12/1994	116.00	01/08/2001			有		
5	机修车间	工业生产	矿区马脊梁中煤公司院41号	砖混	1	1	同煤集团马脊梁矿	05/12/1994	617.5	01/09/2001			有		
1	办公楼	办公	Suite1301，370 Pitt Stree，Sydney NSW 2000	钢混	17	13	SIA Prosepetty ply ltd ABN	01/11/1998	110.00	20/02/2004	19/02/2007	296,119.56	有		$4180/month
2	公寓	其他	2101/343-357 Pitt Street Sydney NSW 2000	钢混	52	21	Daniel Jeyachandran	01/01/2000	60.00	22/03/2005	22/03/2007	132,332.86	有		$1868/month
3	Town House	其他	28 Delaney Drive Baulkham Hills NSW 2153	钢混	1	1	STEVE M	01/01/1998	160.00	27/01/2004	26/01/2007	155,852.40	有		AU$2200/month
合计								8.00	2,198.50			1,184,304.82			


savills
第一太平戴维斯

土地资产——企业自有土地资产清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：华光资源有限公司

序号	估价期日的土地使用者	宗地名称	土地使用证号	宗地座落	估价期日的登记用途	估价设定的用途	土地使用年限(年)	面积(平方米)	市场评估价值(万元)	拟处置方式	企业应占市场评估价值（万元）	备注
1	陕西南梁矿业有限公司	南梁煤矿主矿区	府国用（2001）字第0566号	陕西省府谷县老高川红草沟	工业	工业	44.5	81337.40	585.63	出让	322.0965	
2	陕西南梁矿业有限公司	南梁煤矿补充矿区	府国用（2005）字第0082号	陕西省府谷县老高川红草沟	工业	工业	49.7	6607.00	47.57	出让	26.1635	
合计							2	87,944.40	633.2		348.26	


savills
第一太平戴维斯

土地资产——企业租赁土地资产清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：华光资源有限公司

序号	子公司名称	承租方名称	宗地名称	出租方土地使用证号	宗地座落	土地证记载土地面积	实际租用面积(平方米)	是否有租地协议	协议年租金	备注
1	大中公司	大中公司	选煤厂用地	同国用(1997)第00377号	山西大同市南郊区高山镇	105,184.00	105,184.00	无		
2	中新能源	中新能源	生产用地		大同市新荣区上深涧村东	110,173.88	110,173.88	无		
3	中新能源	中新能源	办公用地		大同市新荣区上深涧村东	119,133.93	119,133.93	无		
4	中新能源	中新能源	铁路环线		大同市新荣区上深涧村东	7,200.00	7,200.00	无		
合计					4	341,691.81	341,691.81			


savills
第一太平戴维斯

固定资产—构筑物及其他辅助设施清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：华光资源有限公司

金额单位：人民币元

序号	土地证编号	构筑物名称	详细地址	建成日期	建筑结构	计量单位	数量	市场评估价值	企业应占市场评估价值	备注
101	府国用(2005)字第0082号 府国用(2001)字第0566号	洗衣房	陕西省府谷县黄河路2号	01/06/2004	轻钢	m^2	98.00	122,247	67,236	
102	府国用(2005)字第0082号 府国用(2001)字第0566号	工业广场室外厕所	陕西省府谷县黄河路2号	01/06/2004	轻钢	m^2	36.00	34,326	18,879	
103	府国用(2005)字第0082号 府国用(2001)字第0566号	生活区茶炉房\车库	陕西省府谷县黄河路2号	01/06/2004	砖混	m^2	94.00	140,235	77,129	
104	府国用(2005)字第0082号 府国用(2001)字第0566号	水源工程	陕西省府谷县黄河路2号	2003-01	钢混	m^3	1,000.00	489,367	269,152	
合计				202				93,802,346	8,727,901	


savills
第一太平戴维斯

固定资产—构筑物及其他辅助设施清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：华光资源有限公司

金额单位：人民币元

序号	土地证编号	构筑物名称	详细地址	建成日期	建筑结构	计量单位	数量	市场评估价值	企业应占市场评估价值	备注
89	府国用(2005)字第0082号 府国用(2001)字第0566号	生活区菜窖	陕西省府谷县黄河路2号	01/01/2001	砖混	m^2	45.00	23,000	12,650	
90	府国用(2005)字第0082号 府国用(2001)字第0566号	三平台二层窑洞	陕西省府谷县黄河路2号	30/12/1992	砖土	m^2	1,113.10	638,803	351,341	
91	府国用(2005)字第0082号 府国用(2001)字第0566号	三平台24孔窑洞	陕西省府谷县黄河路2号	30/12/1992	砖土	m^2	1,461.59	838,799	461,340	
92	府国用(2005)字第0082号 府国用(2001)字第0566号	4#水源井临时泵房	陕西省府谷县黄河路2号	02/07/2000	砖混	m^2	16.00	17,354	9,544	
93	府国用(2005)字第0082号 府国用(2001)字第0566号	供水工程水池,泵房	陕西省府谷县黄河路2号	01/01/2001	砖混	m^2	224.00	218,897	120,394	
94	府国用(2005)字第0082号 府国用(2001)字第0566号	西水源地集中水池及泵房	陕西省府谷县黄河路2号	03/03/2002	砖混	m^2	88.02	273,375	150,356	
95	府国用(2005)字第0082号 府国用(2001)字第0566号	西水源地3#深井泵房	陕西省府谷县黄河路2号	03/03/2002	砖混	m^2	81.00	68,624	37,743	
96	府国用(2005)字第0082号 府国用(2001)字第0566号	东,西水源地大口井房	陕西省府谷县黄河路2号	03/03/2002	砖混	m^2	190.00	202,812	111,546	
97	府国用(2005)字第0082号 府国用(2001)字第0566号	室外厕所	陕西省府谷县黄河路2号	01/01/2001	砖混	m^2	76.00	49,581	27,269	
98	府国用(2005)字第0082号 府国用(2001)字第0566号	三平台茶炉房	陕西省府谷县黄河路2号	01/01/2001	砖混	m^2	19.00	15,369	8,453	
99	府国用(2005)字第0082号 府国用(2001)字第0566号	生活区厕所	陕西省府谷县黄河路2号	05/05/2003	砖混	m^2	70.00	63,305	34,818	
100	府国用(2005)字第0082号 府国用(2001)字第0566号	单体支柱试验车间	陕西省府谷县黄河路2号	01/06/2004	轻钢	m^2	39.00	76,114	41,863	


savills
第一太平戴维斯

固定资产—构筑物及其他辅助设施清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：华光资源有限公司

金额单位：人民币元

序号	土地证编号	构筑物名称	详细地址	建成日期	建筑结构	计量单位	数量	市场评估价值	企业应占市场评估价值	备注
77	府国有(2005)字第0082号 府国有(2001)字第0566号	一平台挡墙	陕西省府谷县黄河路2号	09/09/1989	砌石	m	90.00	40,388	22,213	
78	府国有(2005)字第0082号 府国有(2001)字第0566号	一平至四平台及洪水坝	陕西省府谷县黄河路2号	09/09/1989	砌石	m^3	360.00	49,358	27,147	
79	府国有(2005)字第0082号 府国有(2001)字第0566号	二平台挡墙及公路排水	陕西省府谷县黄河路2号	09/09/1989	料石	m^3	270.00	24,610	13,536	
80	府国有(2005)字第0082号 府国有(2001)字第0566号	一二三平台挡墙及水沟	陕西省府谷县黄河路2号	09/09/1989	料石	m	300.00	23,184	12,751	
81	府国有(2005)字第0082号 府国有(2001)字第0566号	广场东南排洪及水沟	陕西省府谷县黄河路2号	01/04/1993	料石	m	80.00	11,078	6,093	
82	府国有(2005)字第0082号 府国有(2001)字第0566号	井口棚挡墙	陕西省府谷县黄河路18号	05/05/1995	料石	m	70.00	42,380	23,309	
83	府国有(2005)字第0082号 府国有(2001)字第0566号	风机房公路水沟	陕西省府谷县黄河路2号	02/04/1994	料石	m	150.00	15,309	8,420	
84	府国有(2005)字第0082号 府国有(2001)字第0566号	材料库后挡墙	陕西省府谷县黄河路2号	01/05/1991	料石	m	60.00	17,118	9,415	
85	府国有(2005)字第0082号 府国有(2001)字第0566号	排洪洞	陕西省府谷县黄河路2号	09/09/1989	料石	m^3	360.00	28,996	15,948	
87	府国有(2005)字第0082号 府国有(2001)字第0566号	翻车机房及栈桥	陕西省府谷县黄河路2号	30/12/1992	混凝土	m	103.00	441,438	242,791	
88	府国用(2005)字第0082号 府国用(2001)字第0566号	花房阴棚	陕西省府谷县黄河路2号	03/03/2002	简易	m^2	36.00	5,794	3,187	


savills
第一太平戴维斯

固定资产—构筑物及其他辅助设施清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：华光资源有限公司

金额单位：人民币元

序号	土地证编号	构筑物名称	详细地址	建成日期	建筑结构	计量单位	数量	市场评估价值	企业应占市场评估价值	备注
66	府国有(2005)字第0082号 府国有(2001)字第0566号	打水井	陕西省府谷县黄河路2号	09/09/1989	浆砌石	m^3	125.60	20,284	11,156	
67	府国有(2005)字第0082号 府国有(2001)字第0566号	平整工业场地	陕西省府谷县黄河路2号	06/09/1988	砼	m^2	120.00	238,803	131,341	
68	府国有(2005)字第0082号 府国有(2001)字第0566号	联体建筑至井口排水沟	陕西省府谷县黄河路2号	30/12/1992	砖混	m	180.00	18,391	10,115	
69	府国有(2005)字第0082号 府国有(2001)字第0566号	汽车地沟	陕西省府谷县黄河路2号	06/06/1994	料石	m	10.00	1,200	660	
70	府国有(2005)字第0082号 府国有(2001)字第0566号	风机房东水沟	陕西省府谷县黄河路2号	30/12/1992	石料	m	150.00	16,744	9,209	
71	府国有(2005)字第0082号 府国有(2001)字第0566号	工业广场护坡	陕西省府谷县黄河路2号	01/10/1990	石料	m^2	900.00	84,177	46,297	
72	府国有(2005)字第0082号 府国有(2001)字第0566号	储煤仓北挡墙	陕西省府谷县黄河路2号	30/12/1992	石料	m	80.00	69,190	38,055	
73	府国有(2005)字第0082号 府国有(2001)字第0566号	工业广场围墙	陕西省府谷县黄河路2号	30/12/1992	砖混	m	150.00	12,540	6,897	
74	府国有(2005)字第0082号 府国有(2001)字第0566号	变电所北挡墙	陕西省府谷县黄河路2号	30/12/1992	石料	m	50.00	18,480	10,164	
75	府国有(2005)字第0082号 府国有(2001)字第0566号	加热室北挡墙	陕西省府谷县黄河路2号	30/12/1992	石料	m	20.00	15,568	8,562	
76	府国有(2005)字第0082号 府国有(2001)字第0566号	工业广场漓挡墙	陕西省府谷县黄河路2号	01/10/1990	石料	m	150.00	72,145	39,680	


savills
第一太平戴维斯

固定资产—构筑物及其他辅助设施清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：华光资源有限公司

金额单位：人民币元

序号	土地证编号	构筑物名称	详细地址	建成日期	建筑结构	计量单位	数量	市场评估价值	企业应占市场评估价值	备注
56	府国有(2005)字第0082号 府国有(2001)字第0566号	生活区东侧西围墙	陕西省府谷县黄河路2号	01/01/2001	砖混	m	280.00	216,796	119,238	
57	府国有(2005)字第0082号 府国有(2001)字第0566号	三平台东侧填沟造地	陕西省府谷县黄河路2号	01/01/2001	土石方	m^3	15,000.00	160,200	88,110	
58	府国有(2005)字第0082号 府国有(2001)字第0566号	装车站场地硬化	陕西省府谷县黄河路2号	01/06/2004	砼	m^2	2,850.00	464,436	255,440	
59	府国有(2005)字第0082号 府国有(2001)字第0566号	原材料库场地硬化	陕西省府谷县黄河路2号	01/06/2004	砼	m^2	847.00	138,031	75,917	
60	府国有(2005)字第0082号 府国有(2001)字第0566号	府店到装车站道路硬化	陕西省府谷县黄河路2号	01/06/2004	砼	m^2	531.00	86,524	47,588	
61	府国有(2005)字第0082号 府国有(2001)字第0566号	工业到生活区道路硬化	陕西省府谷县黄河路2号	01/06/2004	砼	m^2	540.00	87,979	48,388	
62	府国有(2005)字第0082号 府国有(2001)字第0566号	材料棚场区设施工程	陕西省府谷县黄河路2号	01/06/2004	砼	项	1.00	1,232,226	677,724	
63	府国有(2005)字第0082号 府国有(2001)字第0566号	家属区北排矸场及道路硬化	陕西省府谷县黄河路2号	01/06/2004	砼	m^2	2,400.00	402,744	221,509	
64	府国有(2005)字第0082号 府国有(2001)字第0566号	圆筒仓	陕西省府谷县黄河路2号	30/12/1992	钢筋砼	m^3	4,133.52	568,066	312,436	
65	府国有(2005)字第0082号 府国有(2001)字第0566号	高位水池（圆形）	陕西省府谷县黄河路2号	09/09/1989	钢筋砼	m^3	169.56	74,448	40,946	


savills
第一太平戴维斯

固定资产—构筑物及其他辅助设施清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：华光资源有限公司

金额单位：人民币元

序号	土地证编号	构筑物名称	详细地址	建成日期	建筑结构	计量单位	数量	市场评估价值	企业应占市场评估价值	备注
45	府国有(2005)字第0082号 府国有(2001)字第0566号	煤场东挡墙护坡	陕西省府谷县黄河路2号	05/05/2003	浆砌片石,砼	m^3	184.80	62,403	34,322	
47	府国有(2005)字第0082号 府国有(2001)字第0566号	一到四平台广场硬化及道路	陕西省府谷县黄河路2号	01/01/2001	砼	m^2	2,250.00	513,604	282,482	
48	府国有(2005)字第0082号 府国有(2001)字第0566号	一平台广场大门	陕西省府谷县黄河路2号	01/01/2001	砖混	樘	1.00	65,226	35,874	
49	府国有(2005)字第0082号 府国有(2001)字第0566号	二,三平台栏杆及挡墙	陕西省府谷县黄河路2号	01/01/2001	砖混	m	150.00	58,220	32,021	
50	府国有(2005)字第0082号 府国有(2001)字第0566号	一平台挡土墙及围墙	陕西省府谷县黄河路2号	01/01/2001	砖混	m	100.00	52,788	29,033	
51	府国有(2005)字第0082号 府国有(2001)字第0566号	一平台升旗台及旗杆	陕西省府谷县黄河路2号	01/01/2001	砼	套	1.00	52,650	28,958	
52	府国有(2005)字第0082号 府国有(2001)字第0566号	锅炉房储煤场	陕西省府谷县黄河路2号	01/01/2001	砼	m^2	99.00	66,400	36,520	
53	府国有(2005)字第0082号 府国有(2001)字第0566号	电视接受器机座	陕西省府谷县黄河路2号	01/01/2001	砼	m^3	5.00	2,296	1,263	
54	府国有(2005)字第0082号 府国有(2001)字第0566号	蓝球场	陕西省府谷县黄河路2号	01/01/2001	砼	m^2	1,680.00	169,915	93,453	
55	府国有(2005)字第0082号 府国有(2001)字第0566号	生活区挡墙	陕西省府谷县黄河路2号	01/01/2001	浆砌块石	m^3	1,440.00	95,661	52,614	


savills
第一太平戴维斯

固定资产—构筑物及其他辅助设施清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：华光资源有限公司　　　　金额单位：人民币元

序号	土地证编号	构筑物名称	详细地址	建成日期	建筑结构	计量单位	数量	市场评估价值	企业应占市场评估价值	备注
38	府国有(2005)字第0082号 府国有(2001)字第0566号	南侧预留场地处理	陕西省府谷县黄河路2号	03/03/2002	浆砌片石,砼	m	80.00	262,550	144,403	
39	府国有(2005)字第0082号 府国有(2001)字第0566号	材料棚西侧排水沟	陕西省府谷县黄河路2号	03/03/2002	浆砌片石,砼	m	25.00	6,622	3,642	
40	府国有(2005)字第0082号 府国有(2001)字第0566号	变电所东侧挡墙	陕西省府谷县黄河路2号	03/03/2002	浆砌片石	m	8.00	18,928	10,410	
41	府国有(2005)字第0082号 府国有(2001)字第0566号	场区路牌	陕西省府谷县黄河路2号	03/03/2002	金属结构	m^2	18.00	21,924	12,058	
42	府国有(2005)字第0082号 府国有(2001)字第0566号	预留场地外挡墙护坡	陕西省府谷县黄河路2号	05/05/2003	浆砌片石	m	50.00	73,968	40,682	
43	府国有(2005)字第0082号 府国有(2001)字第0566号	煤场东防尘隔段基础	陕西省府谷县黄河路2号	05/05/2003	钢筋砼	m^3	120.00	48,484	26,666	
44	府国有(2005)字第0082号 府国有(2001)字第0566号	东集中水池挡墙护坡	陕西省府谷县黄河路2号	05/05/2003	浆砌片石,砼	m^3	113.40	7,533	4,143	


savills
第一太平戴维斯

固定资产—构筑物及其他辅助设施清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：华光资源有限公司

金额单位：人民币元

序号	土地证编号	构筑物名称	详细地址	建成日期	建筑结构	计量单位	数量	市场评估价値	企业应占市场评估价値	备注
31	府国有(2005)字第0082号 府国有(2001)字第0566号	工业广场排水沟硬化	陕西省府谷县黄河路2号	03/03/2002	混凝土	m	200.00	4,654	2,560	
32	府国有(2005)字第0082号 府国有(2001)字第0566号	装载地汽车回车道排水沟	陕西省府谷县黄河路2号	03/03/2002	浆砌片室	m	33.00	33,490	18,420	
33	府国有(2005)字第0082号 府国有(2001)字第0566号	蓄水池排水沟	陕西省府谷县黄河路2号	03/03/2002	浆砌片室	m	82.00	12,410	6,826	
34	府国有(2005)字第0082号 府国有(2001)字第0566号	装载地汽车回车道挡墙	陕西省府谷县黄河路2号	03/03/2002	浆砌片室	m	120.00	234,370	128,903	
35	府国有(2005)字第0082号 府国有(2001)字第0566号	神府线至工业区挡墙	陕西省府谷县黄河路2号	03/03/2002	浆砌片室	m	250.00	999,543	549,749	
36	府国有(2005)字第0082号 府国有(2001)字第0566号	涵洞	陕西省府谷县黄河路2号	03/03/2002	钢筋砼	m	26.00	108,290	59,560	
37	府国有(2005)字第0082号 府国有(2001)字第0566号	煤场道路,围墙	陕西省府谷县黄河路2号	03/03/2002	砖混,砼	m	375.00	78,660	43,263	


savills
第一太平戴维斯

固定资产—构筑物及其他辅助设施清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：华光资源有限公司

金额单位：人民币元

序号	土地证编号	构筑物名称	详细地址	建成日期	建筑结构	计量单位	数量	市场评估价值	企业应占市场评估价值	备注
22	府国有(2005)字第0082号 府国有(2001)字第0566号	工业广场排水渠	陕西省府谷县黄河路2号	01/01/2001	砖混	m	125.00	40,255	22,140	
24	府国有(2005)字第0082号 府国有(2001)字第0566号	广场雕塑基座贴砖装饰	陕西省府谷县黄河路2号	01/01/2001	混凝土	m^2	15.63	9,945	5,470	
25	府国有(2005)字第0082号 府国有(2001)字第0566号	副平硐北挡水沟	陕西省府谷县黄河路2号	01/01/2001	浆砌片室	m	105.00	19,694	10,832	
26	府国有(2005)字第0082号 府国有(2001)字第0566号	副平硐北挡墙	陕西省府谷县黄河路2号	01/01/2001	浆砌片室	m	100.00	38,012	20,907	
27	府国有(2005)字第0082号 府国有(2001)字第0566号	广场到生活区北侧挡墙	陕西省府谷县黄河路2号	01/01/2001	浆砌片室	m	180.00	273,394	150,367	
28	府国有(2005)字第0082号 府国有(2001)字第0566号	工业场地围墙	陕西省府谷县黄河路2号	01/01/2001	砖混	m	99.00	18,662	10,264	
29	府国有(2005)字第0082号 府国有(2001)字第0566号	工业区到生活区排水沟	陕西省府谷县黄河路2号	03/03/2002	毛石砌筑	m	51.00	16,704	9,187	
30	府国有(2005)字第0082号 府国有(2001)字第0566号	工业广场绿化区平整硬化	陕西省府谷县黄河路2号	03/03/2002	混凝土	m^2	1,036.00	83,781	46,080	


savills
第一太平戴维斯

固定资产—构筑物及其他辅助设施清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：华光资源有限公司

金额单位：人民币元

序号	土地证编号	构筑物名称	详细地址	建成日期	建筑结构	计量单位	数量	市场评估价值	企业应占市场评估价值	备注
13	府国有(2005)字第0082号 府国有(2001)字第0566号	神府线至工业区联络道	陕西省府谷县黄河路2号	03/03/2002	混凝土	m	350.00	650,349	357,692	
14	府国有(2005)字第0082号 府国有(2001)字第0566号	高位水池（园形）	陕西省府谷县黄河路2号	01/01/2001	钢混	m^3	282.60	248,378	136,608	
15	府国有(2005)字第0082号 府国有(2001)字第0566号	工业广场蓄水池	陕西省府谷县黄河路2号	03/03/2002	钢混	m^3	264.00	35,148	19,331	
16	府国有(2005)字第0082号 府国有(2001)字第0566号	东大口径井	陕西省府谷县黄河路2号	05/05/2003	钢混	m	15.50	213,451	117,398	
17	府国有(2005)字第0082号 府国有(2001)字第0566号	三平台挡墙	陕西省府谷县黄河路2号	02/07/2000	片石	m	221.00	39,933	21,963	
18	府国有(2005)字第0082号 府国有(2001)字第0566号	一,二平台广场硬化	陕西省府谷县黄河路2号	02/07/2000	混凝土	m^2	1,500.00	544,320	299,376	
19	府国有(2005)字第0082号 府国有(2001)字第0566号	二平台花架桥	陕西省府谷县黄河路2号	02/07/2000	金属结构	m	4.00	8,856	4,871	
20	府国有(2005)字第0082号 府国有(2001)字第0566号	一,二平台草坪灯台阶	陕西省府谷县黄河路2号	02/07/2000	金属结构	m^2	82.50	323,408	177,874	
21	府国有(2005)字第0082号 府国有(2001)字第0566号	工业广场硬化	陕西省府谷县黄河路2号	01/01/2001	混凝土	m^2	3,710.00	825,269	453,898	


savills
第一太平戴维斯

固定资产—构筑物及其他辅助设施清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：华光资源有限公司

金额单位：人民币元

序号	土地证编号	构筑物名称	详细地址	建成日期	建筑结构	计量单位	数量	市场评估价值	企业应占市场评估价值	备注
3	府国有(2005)字第0082号 府国有(2001)字第0566号	风门绞车基础	陕西省府谷县黄河路2号	03/03/2002	钢混	m^3	96.00	9,396	5,168	
4	府国有(2005)字第0082号 府国有(2001)字第0566号	安全出口	陕西省府谷县黄河路2号	03/03/2002	砖混	m	40.00	16,368	9,002	
5	府国有(2005)字第0082号 府国有(2001)字第0566号	基本风道	陕西省府谷县黄河路2号	01/01/2001	钢混	m^2	412.80	167,649	92,207	
6	府国有(2005)字第0082号 府国有(2001)字第0566号	主井至筛分破碎车间栈桥	陕西省府谷县黄河路2号	01/01/2001	钢混	m	80.00	363,225	199,774	
7	府国有(2005)字第0082号 府国有(2001)字第0566号	主井井口房处硬化	陕西省府谷县黄河路2号	03/03/2002	混凝土	m^2	300.00	14,469	7,958	
9	府国有(2005)字第0082号 府国有(2001)字第0566号	转载站至简仓栈桥	陕西省府谷县黄河路2号	03/03/2002	混凝土	m	110.00	267,784	147,281	
10	府国有(2005)字第0082号 府国有(2001)字第0566号	副井平硐口	陕西省府谷县黄河路2号	03/03/2002	片石装饰	m^2	20.00	30,008	16,504	
11	府国有(2005)字第0082号 府国有(2001)字第0566号	筛分破碎车间至转载站栈桥	陕西省府谷县黄河路2号	01/01/2001	砖混	m	16.00	76,330	41,982	
12	府国有(2005)字第0082号 府国有(2001)字第0566号	装车地面汽车回车道	陕西省府谷县黄河路2号	03/03/2002	混凝土	m^2	2,520.00	457,262	251,494	


savills
第一太平戴维斯

固定资产—构筑物及其他辅助设施清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：华光资源有限公司

金额单位：人民币元

序号	土地证编号	构筑物名称	详细地址	建成日期	建筑结构	计量单位	数量	市场评估价值	企业应占市场评估价值	备注
47		大门	大同市新荣区上深涧村东	01/05/1992	砼	m^2	42.00	100,182		
48		院内硬化	大同市新荣区上深涧村东	01/06/1990	砼	m^2	9,727.00	297,160		
49		围墙	大同市新荣区上深涧村东	01/05/1990	砖混	m^2	650.00	174,146		
50		喷泉、厅廊	大同市新荣区上深涧村东	01/08/1996	砼砖木	m^2	1,413.00	312,954		
51		雕象（主席）	大同市新荣区上深涧村东	01/05/1992	砼玻璃钢	座	1.00	86,400		
52		大门	大同市新荣区上深涧村东	01/05/1992	砖混	m^2	18.00	175,450		
53		场区围墙	大同市新荣区上深涧村东	01/05/1992	砖混	m	100.00	15,400		
54		铁路环线	大同市新荣区上深涧村东	01/04/1992	钢轨	m	4,675.00	21,028,070		
56		简易设备库	大同市新荣区上深涧村东	01/06/2002	砖钢	m^2	450.00	153,846		
57		简易材料库	大同市新荣区上深涧村东	01/06/2002	钢架	m^2	651.00	77,534		
58		2万吨装车系统	大同市新荣区上深涧村东	01/02/2005	钢砼	套	1.00	9,321,158		
2	府国有(2005)字第0082号 府国有(2001)字第0566号	通风机房基础	陕西省府谷县黄河路2号	01/01/2001	钢混	m^3	504.00	55,440	30,492	


savills
第一太平戴维斯

固定资产—构筑物及其他辅助设施清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：华光资源有限公司

金额单位：人民币元

序号	土地证编号	构筑物名称	详细地址	建成日期	建筑结构	计量单位	数量	市场评估价值	企业应占市场评估价值	备注
35		场区围墙	大同市新荣区上深涧村东	01/11/2001	砖混	m^2	370.00	89,004		
36		场区护坡	大同市新荣区上深涧村东	01/06/2002	石砼	m	60.00	5,624		
37		食堂及硬化	大同市新荣区上深涧村东	01/06/2002	砖混	m^2	240.27	234,400		
38		拉矸石路硬化	大同市新荣区上深涧村东	01/06/2002	砼	m^2	216.00	17,686		
39		精煤场排水沟	大同市新荣区上深涧村东	01/06/2002	石砼	m	170.00	77,097		
40		道路（甘庄~上深涧）	大同市新荣区上深涧村东	01/09/2003	砼	m^2	29,900.00	2,596,002		
41		汽车衡基础	大同市新荣区上深涧村东	01/08/2004	钢砼	m^2	104.00	74,428		
42		汽车衡基础	大同市新荣区上深涧村东	01/10/2004	钢砼	m^2	104.00	74,428		
43		简易煤台涵洞	大同市新荣区上深涧村东	01/07/2004	钢砼	m^3	1,225.00	270,480		
44		壁画	大同市新荣区上深涧村东	01/07/1992	砖混	m^2	60.00	166,440		
45		菜窖	大同市新荣区上深涧村东	01/04/1995	砖混	m^2	200.00	22,032		
46		站外道路	大同市新荣区上深涧村东	01/06/1992	砼	m^2	3,260.00	182,782		


savills
第一太平戴维斯

固定资产—构筑物及其他辅助设施清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：华光资源有限公司

金额单位：人民币元

序号	土地证编号	构筑物名称	详细地址	建成日期	建筑结构	计量单位	数量	市场评估价值	企业应占市场评估价值	备注
24		筛分破碎车间精煤场栈桥	大同市新荣区上深涧村东	01/11/2001	钢砼	m	88.00	361,917		
25		浓缩池	大同市新荣区上深涧村东	01/11/2001	钢砼	m^3	3,250.00	312,156		
26		厂区组合变电站变压器基础	大同市新荣区上深涧村东	01/11/2001	砼	座	2.00	32,040		
27		主厂房筛分破碎车间及原煤仓栈桥	大同市新荣区上深涧村东	01/11/2001	钢砼	m	23.00	98,932		
28		1000吨水池	大同市新荣区上深涧村东	01/11/2001	钢砼	m^2	1.00	210,540		
29		矸石仓	大同市新荣区上深涧村东	01/11/2001	钢砼	m^3	1,336.00	437,567		
30		筛分车间至精煤厂栈桥	大同市新荣区上深涧村东	01/11/2001	钢砼	m	88.00	696,186		
31		主厂房至矸石仓栈桥	大同市新荣区上深涧村东	01/11/2001	钢砼	m	69.30	216,549		
32		精煤储煤场	大同市新荣区上深涧村东	01/11/2001	砖混	m^2	120.00	135,379		
33		专用场地及道路	大同市新荣区上深涧村东	01/11/2001	砼	m^2	868.00	81,557		
34		铁路护坡	大同市新荣区上深涧村东	01/11/2001	片石砼	m^2	1,800.00	173,906		


savills
第一太平戴维斯

固定资产—构筑物及其他辅助设施清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：华光资源有限公司

金额单位：人民币元

序号	土地证编号	构筑物名称	详细地址	建成日期	建筑结构	计量单位	数量	市场评估价值	企业应占市场评估价值	备注
12		水井	大同市新荣区上深涧村东	01/04/1989	砼	个	3.00	60,000		
13		100吨水塔	大同市新荣区上深涧村东	01/08/1990	砼	m^3	100.00	138,966		
14		检查井	大同市新荣区上深涧村东	01/08/1990	砖混	个	20.00	10,682		
15		500吨水池	大同市新荣区上深涧村东	01/07/1989	砼	m^3	500.00	75,296		
16		受煤坑	大同市新荣区上深涧村东	01/08/1990	砼	m^2	1,108.80	1,585,584		
17		500吨水池围墙	大同市新荣区上深涧村东	01/07/1989	砖混	m^2	345.00	46,537		
18		装车筒仓	大同市新荣区上深涧村东	01/08/1990	砼	m^3	22,155.00	3,130,502		
19		精煤储煤场至原煤仓栈桥	大同市新荣区上深涧村东	01/11/2001	钢砼	m	120.00	370,916		
20		精煤储煤场落煤筒	大同市新荣区上深涧村东	01/11/2001	钢砼	m^3	1,550.00	1,529,866		
21		精煤储煤场围墙	大同市新荣区上深涧村东	01/11/2001	砖混	m^2	1,232.00	291,122		
22		筛分车间主厂房栈桥	大同市新荣区上深涧村东	01/11/2001	钢砼	m	49.00	151,458		
23		2号转载站至破碎车间栈桥	大同市新荣区上深涧村东	01/11/2001	钢砼	m	124.00	861,817		



固定资产—构筑物及其他辅助设施清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：华光资源有限公司

金额单位：人民币元

序号	土地证编号	构筑物名称	详细地址	建成日期	建筑结构	计量单位	数量	市场评估价值	企业应占市场评估价值	备注
2		200吨水池	大同市新荣区上深涧村东	01/06/1989	砼	m^3	200.00	33,100		
3		场外公路	大同市新荣区上深涧村东	01/08/1990	砼	m^2	11,700.00	535,392		
4		场区道路	大同市新荣区上深涧村东	01/08/1990	砼	m^2	23,000.00	1,052,480		
5		石砌护坡	大同市新荣区上深涧村东	01/08/1990	片石砼	m^2	904.00	59,230		
6		广场围墙	大同市新荣区上深涧村东	01/04/1990	砖混	m^2	3,542.00	187,002		
7		筒仓下整体道床	大同市新荣区上深涧村东	01/08/1990	砼	m^3	150.00	42,588		
8		上仓走廊	大同市新荣区上深涧村东	01/08/1990	砼框架	m	207.60	388,627		
9		机头房堆取料机基础	大同市新荣区上深涧村东	01/08/1990	砼砖混	m^2	133.00	40,320		
10		转载站	大同市新荣区上深涧村东	01/08/1990	砖混	m^2	330.27	185,995		
11		受煤坑至转载站走廊	大同市新荣区上深涧村东	01/08/1990	砼	m	59.30	94,759		


savills
第一太平戴维斯

固定资产—构筑物及其他辅助设施清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：华光资源有限公司

金额单位：人民币元

序号	土地证编号	构筑物名称	详细地址	建成日期	建筑结构	计量单位	数量	市场评估价值	企业应占市场评估价值	备注
32		主厂房及矸石仓栈桥	山西省大同市新高山	06/05/2001	砖混	m	36.40	331,008		
33		主厂房及缓冲仓栈桥	山西省大同市新高山	07/05/2001	砖混	m	28.50	243,996		
34		筛分车间至缓冲仓栈桥	山西省大同市新高山	08/05/2001	钢结构	m	8.60	71,177		
35		粉煤仓	山西省大同市新高山	01/04/1991	砖混	m^3	71,255.00	14,608,700		
36		转载峒屋3#	山西省大同市新高山	01/07/1994	砖混	m^3	2,544.00	243,741		
37		地磅房及棚子	山西省大同市新高山	01/06/1994	砖混	m^2	80.80	97,687		
38		水洗矸石仓	山西省大同市新高山	01/05/2001	砼筒体	m^2	66.44	175,698		
39		缓冲仓	山西省大同市新高山	02/05/2001	砼筒体	m^2	82.95	225,170		
40		室外厕所	山西省大同市新高山	01/12/2001	砖混	m^2	25.00	13,832		
41		空压机房	山西省大同市新高山	02/02/2005	砖混	m^3	27.00	20,189		
42		休闲广场	山西省大同市新高山	21/04/2005	混合	m^2	307.00	60,172		
43		围墙	山西省大同市新高山	22/04/2005	砖混	m	150.00	37,485		
44		场区公路	山西省大同市新高山	30/06/2006	混合	m	480.00	65,578		
45		场区公路	山西省大同市新高山	30/06/2006	混合	m	480.00	59,400		
46		场区公路	山西省大同市新高山	30/06/2006	混合	m	145.60	16,577		
47		场区公路	山西省大同市新高山	30/06/2006	混合	m	108.00	14,755		
1		200吨水池围墙	大同市新荣区上深涧村东	01/06/1989	砖混	m^2	187.50	10,806		


savills
第一太平戴维斯

固定资产—构筑物及其他辅助设施清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：华光资源有限公司 | 金额单位：人民币元

序号	土地证编号	构筑物名称	详细地址	建成日期	建筑结构	计量单位	数量	市场评估价值	企业应占市场评估价值	备注
17		受煤坑至破碎车间走廊	山西省大同市新高山	01/06/1994	砖混及框架	m	67.50	451,481		
18		受煤坑至矸石仓走廊	山西省大同市新高山	01/06/1994	砖混	m	447.00	859,536		
19		主井井口房至破碎车间走廊	山西省大同市新高山	01/07/1993	框架	m	52.00	300,090		
20		汽车受煤坑	山西省大同市新高山	01/08/1993	框架	m^3	3,160.00	1,190,498		
21		1#转载站	山西省大同市新高山	01/07/1994	框架	m^3	1,500.00	299,490		
22		胶带输送机栈桥及转载点	山西省大同市新高山	01/09/1993	钢结构	m	139.70	888,067		
23		破碎车间及筛分车间皮带走廊	山西省大同市新高山	01/05/1992	混合	m	59.50	398,491		
24		筛分车间至1#站走廊	山西省大同市新高山	01/07/1993	砖混	m	42.00	280,640		
25		1#站及粉煤仓走廊	山西省大同市新高山	14/06/1905	框架及转混	m	145.50	973,095		
26		1#站至锅炉房走廊	山西省大同市新高山	01/07/1993	砖混	m	75.00	148,640		
27		矸石仓	山西省大同市新高山	01/06/1994	框架	m^3	581.00	159,833		
28		除灰走廊	山西省大同市新高山	01/08/1992	砖混	m	21.00	67,480		
29		除灰仓	山西省大同市新高山	01/06/1994	砖混	m^3	338.00	93,754		
30		4#点及栈桥	山西省大同市新高山	04/05/2001	砖混	m	82.00	624,047		
31		5#点及栈桥	山西省大同市新高山	05/05/2001	砖混	m	88.00	585,305		


savills
第一太平戴维斯

固定资产—构筑物及其他辅助设施清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：华光资源有限公司

金额单位：人民币元

序号	土地证编号	构筑物名称	详细地址	建成日期	建筑结构	计量单位	数量	市场评估价值	企业应占市场评估价值	备注
1		堆取料机基础	山西省大同市新高山	01/06/1992	砼	m^3	191.00	77,229		
2		储煤场扩建工程	山西省大同市新高山	01/05/1995	砼	m^2	40,000.00	1,794,000		
3		原煤储煤场	山西省大同市新高山	01/01/1994	砼	m^2	20,000.00	1,545,600		
4		场区土石方	山西省大同市新高山	01/07/1991		m^3	33,420.00			
5		浓缩池	山西省大同市新高山	01/05/2001	砼筒体	m^3	706.00	360,039		
6		蓄水池	山西省大同市新高山	01/05/2001	砼筒体	m^3	500.00	244,750		
7		场区道路	山西省大同市新高山	02/05/2001	砼	m^2	98.00	8,373		
8		场区大门	山西省大同市新高山	01/12/2001	砼	m^3	724.00	255,167		
9		过车桥	山西省大同市新高山	01/12/2001	钢轨	T	1.40	29,132		
10		储煤场挡墙及西部围墙	山西省大同市新高山	01/12/2001	片石	m	410.00	94,144		
11		场区道路	山西省大同市新高山	01/12/2001	砼	m^2	3,326.00	284,173		
12		场区、道路、台阶花格护坡	山西省大同市新高山	01/12/2001	砼	m^2	258.00	180,481		
13		破碎车间设备基础	山西省大同市新高山	01/12/2001	砼	m^3	75.00	43,321		
14		车库门	山西省大同市新高山	01/06/2002	铝合金卷闸	m^3	36.00	20,188		
15		广场硬化	山西省大同市新高山	01/12/2002	砼	m^2	2,200.00	187,968		
16		化粪池	山西省大同市新高山	02/02/2005	砖砌	m^3	36.00	10,780		


savills
第一太平戴维斯

固定资产—房屋建筑物清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：华光资源有限公司

金额单位：人民币元

序号	房产证编号	土地证编号	建筑物名称	使用状况	详细地址	建成日期	建筑结构	建筑面积(m2)	用途	建筑物总层数	市场评估价值	企业应占市场评估价值	备注
33	陕西府谷房权证老高川字第0070号	府国用(2005)字第0082号府国用(2001)字第0566号	油脂库	正常使用	陕西省府谷县老高川红草沟	01/11/1991	砖混	75.14	仓储	1	35,371	19,454	
34	陕西府谷房权证老高川字第0067号	府国用(2005)字第0082号府国用(2001)字第0566号	职工餐厅	正常使用	陕西省府谷县老高川红草沟	01/06/1995	砖混	558.95	其他	1	627,472	345,109	
35	陕西府谷房权证老高川字第0073号	府国用(2005)字第0082号府国用(2001)字第0566号	二平台前排窑洞	正常使用	陕西省府谷县老高川红草沟	01/11/1991	砖混	282.58	其他	1	173,145	95,230	
36	陕西府谷房权证老高川字第0070号	府国用(2005)字第0082号府国用(2001)字第0566号	风机房	正常使用	陕西省府谷县老高川红草沟	01/11/1991	砖混	69.73	其他	1	70,846	38,966	
37		府国用(2005)字第0082号府国用(2001)字第0566号	主井空气加热室	正常使用	陕西省府谷县黄河路2号	01/06/2004	砖混	68.00	其他	1	60,149		
38		府国有(2005)字第0082号府国有(2001)字第0566号	工业广场入井走廊	正常使用	陕西省府谷县黄河路2号	03/03/2002	钢结构	74.00	其他	1	14,383		
合计							90	52,300.04			46,493,824	11,181,120	


savills
第一太平戴维斯

固定资产—房屋建筑物清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：华光资源有限公司

金额单位：人民币元

序号	房产证编号	土地证编号	建筑物名称	使用状况	详细地址	建成日期	建筑结构	建筑面积(m2)	用途	建筑物总层数	市场评估价值	企业应占市场评估价值	备注
19	陕西府谷房权证老高川字第0074号	府国用(2005)字第0082号府国用(2001)字第0566号	工业广场浴室	正常使用	陕西省府谷县老高川红草沟	01/10/2003	砖混	373.70	其他	1	605,573	333,065	
20	陕西府谷房权证老高川字第0069号	府国用(2005)字第0082号府国用(2001)字第0566号	工业区大门,门卫室	正常使用	陕西省府谷县老高川红草沟	01/07/2002	砖混	18.47	其他	1	75,483	41,516	
21	陕西府谷房权证老高川字第0068号	府国用(2005)字第0082号府国用(2001)字第0566号	装车值班室	正常使用	陕西省府谷县老高川红草沟	01/07/2002	砖混	40.68	其他	1	36,389	20,014	
22	陕西府谷房权证老高川字第0067号	府国用(2005)字第0082号府国用(2001)字第0566号	锅炉房	正常使用	陕西省府谷县老高川红草沟	01/03/2001	框架	452.84	其他	1	721,157	396,636	
23	陕西府谷房权证老高川字第0073号	府国用(2005)字第0082号府国用(2001)字第0566号	二平台单身楼	正常使用	陕西省府谷县老高川红草沟	01/03/2001	砖混	1,524.20	其他	2	2,156,682	1,186,175	
24	陕西府谷房权证老高川字第0072号	府国用(2005)字第0082号府国用(2001)字第0566号	三平台单身3楼	正常使用	陕西省府谷县老高川红草沟	01/03/2001	砖混	1,433.16	其他	2	2,067,419	1,137,081	
25	陕西府谷房权证老高川字第0072号	府国用(2005)字第0082号府国用(2001)字第0566号	单身楼,会议室,食堂联合建筑	正常使用	陕西省府谷县老高川红草沟	01/10/2003	砖混	1,836.46	其他	3	2,766,994	1,521,847	
26		府国用(2005)字第0082号府国用(2001)字第0566号	污水处理站	正常使用	陕西省府谷县黄河路2号	01/03/2001	砖混	160.00	其他	1	221,184		
27	陕西府谷房权证老高川字第0068号	府国用(2005)字第0082号府国用(2001)字第0566号	材料库	正常使用	陕西省府谷县老高川红草沟	01/05/2004	轻钢	528.88	仓储	1	447,348	246,041	
28	陕西府谷房权证老高川字第0068号	府国用(2005)字第0082号府国用(2001)字第0566号	材料棚	正常使用	陕西省府谷县老高川红草沟	01/05/2004	轻钢	520.63	仓储	1	592,378	325,808	
29	陕西府谷房权证老高川字第0068号	府国用(2005)字第0082号府国用(2001)字第0566号	工业广场值班室	正常使用	陕西省府谷县老高川红草沟	01/05/2004	砖混	24.89	其他	1	29,238	16,081	
30	陕西府谷房权证老高川字第0071号	府国用(2005)字第0082号府国用(2001)字第0566号	探亲房	正常使用	陕西省府谷县老高川红草沟	01/05/2004	砖混	592.57	其他	1	1,176,026	646,814	
31	陕西府谷房权证老高川字第0070号	府国用(2005)字第0082号府国用(2001)字第0566号	10KV变电所	正常使用	陕西省府谷县老高川红草沟	01/06/1992	砖混	208.58	其他	1	125,008	68,755	
32	陕西府谷房权证老高川字第0069号	府国用(2005)字第0082号府国用(2001)字第0566号	锅炉房	正常使用	陕西省府谷县老高川红草沟	01/06/1992	砖混	262.05	其他	1	257,102	141,406	


savills
第一太平戴维斯

固定资产—房屋建筑物清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：华光资源有限公司

金额单位：人民币元

序号	房产证编号	土地证编号	建筑物名称	使用状况	详细地址	建成日期	建筑结构	建筑面积(m2)	用途	建筑物总层数	市场评估价值	企业应占市场评估价值	备注
5	陕西府谷房权证老高川字第0068号	府国用(2005)字第0082号府国用(2001)字第0566号	地磅房及基础	正常使用	陕西省府谷县老高川红草沟	01/07/2002	砖混	12.96	其他	1	64,736	35,605	
6		府国用(2005)字第0082号府国用(2001)字第0566号	污水处理站配电室	正常使用	陕西省府谷县黄河路2号	01/10/2003	砖混	70.00	其他	1	99,590		
7	陕西府谷房权证老高川字第0069号	府国用(2005)字第0082号府国用(2001)字第0566号	机电修理车间	正常使用	陕西省府谷县老高川红草沟	01/07/2002	框架	822.76	工业生产	3	1,310,731	720,902	
8	陕西府谷房权证老高川字第0074号	府国用(2005)字第0082号府国用(2001)字第0566号	设备材料库	正常使用	陕西省府谷县老高川红草沟	01/03/2001	框架	468.56	仓储	1	682,823	375,553	
9	陕西府谷房权证老高川字第0070号	府国用(2005)字第0082号府国用(2001)字第0566号	材料库	正常使用	陕西省府谷县老高川红草沟	01/07/2002	砖混	304.82	仓储	1	232,739	128,007	
10		府国用(2005)字第0082号府国用(2001)字第0566号	装载机车库	正常使用	陕西省府谷县黄河路2号	01/07/2002	砖混	90.00	其他	1	81,105		
11	陕西府谷房权证老高川字第0068号	府国用(2005)字第0082号府国用(2001)字第0566号	新建材料库	正常使用	陕西省府谷县老高川红草沟	01/10/2003	砖混	556.84	仓储	1	407,874	224,331	
12	陕西府谷房权证老高川字第0067号	府国用(2005)字第0082号府国用(2001)字第0566号	汽车库	正常使用	陕西省府谷县老高川红草沟	01/12/2000	砖混	113.62	其他	1	98,652	54,258	
13	陕西府谷房权证老高川字第0073号	府国用(2005)字第0082号府国用(2001)字第0566号	二平台西侧办公室	正常使用	陕西省府谷县老高川红草沟	01/12/2000	砖混	374.88	办公	1	319,338	175,636	
14	陕西府谷房权证老高川字第0073号	府国用(2005)字第0082号府国用(2001)字第0566号	二平台连廊及附属物	正常使用	陕西省府谷县老高川红草沟	01/12/2000	砖混	78.00	其他	1	146,752	80,714	
15	陕西府谷房权证老高川字第0073号	府国用(2005)字第0082号府国用(2001)字第0566号	综合楼	正常使用	陕西省府谷县老高川红草沟	01/12/2000	框架	515.13	办公	2	1,554,930	855,212	
16	陕西府谷房权证老高川字第0067号	府国用(2005)字第0082号府国用(2001)字第0566号	一平台门卫室	正常使用	陕西省府谷县老高川红草沟	01/12/2000	砖混	16.80	其他	1	14,399	7,919	
17	陕西府谷房权证老高川字第0074号	府国用(2005)字第0082号府国用(2001)字第0566号	联合建筑	正常使用	陕西省府谷县老高川红草沟	01/07/2002	砖混	1,181.61	其他	2	1,970,878	1,083,983	
18	陕西府谷房权证老高川字第0072号	府国用(2005)字第0082号府国用(2001)字第0566号	四平台花房	正常使用	陕西省府谷县老高川红草沟	01/03/2001	砖混	102.43	其他	1	80,628	44,345	


savills
第一太平戴维斯

固定资产一房屋建筑物清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：华光资源有限公司

金额单位：人民币元

序号	房产证编号	土地证编号	建筑物名称	使用状况	详细地址	建成日期	建筑结构	建筑面积(m2)	用途	建筑物总层数	市场评估价值	企业应占市场评估价值	备注
26			推土机房	在用	大同市新荣区上深涧村东	01/12/1990	砖混	91.90	其他	1	29,124		
27			材料库	在用	大同市新荣区上深涧村东	01/08/1991	砖混	204.00	仓储	1	73,770		
28			水塔泵房	在用	大同市新荣区上深涧村东	01/07/1989	砖混	45.00	其他	1	12,000		
29			介质库	在用	大同市新荣区上深涧村东	01/11/2001	砖混	236.00	仓储	1	165,663		
30			推土机库	在用	大同市新荣区上深涧村东	01/11/2001	砖混	119.00	其他	3	65,469		
31			筛分破碎车间及原煤仓	在用	大同市新荣区上深涧村东	01/11/2001	钢砼	11,550.00	工业生产	1	1,519,518		
32			厂内外围配电室	在用	大同市新荣区上深涧村东	01/11/2001	砖混	50.00	其他	1	45,908		
33			机修车间	在用	大同市新荣区上深涧村东	01/11/2001	砖混	381.00	工业生产	1	337,901		
34			锅炉房	在用	大同市新荣区上深涧村东	01/11/2001	砖混	51.00	其他	1	24,023		
35			主厂房	在用	大同市新荣区上深涧村东	01/11/2001	钢砼	1,837.00	工业生产	1	3,167,135		
1	陕西府谷房权证老高川字第0074号	府国用(2005)字第0082号,府国用(2001)字第0566号	筛分破碎车间	正常使用	陕西省府谷县老高川红草沟	03/03/2001	框架	698.00	工业生产	5	983,832	541,108	
2	陕西府谷房权证老高川字第0074号	府国用(2005)字第0082号府国用(2001)字第0566号	转载点	正常使用	陕西省府谷县老高川红草沟	03/03/2001	框架	78.84	工业生产	1	394,433	216,938	
3	陕西府谷房权证老高川字第0070号	府国用(2005)字第0082号府国用(2001)字第0566号	副井空气加热	正常使用	陕西省府谷县老高川红草沟	03/03/2001	框架	67.48	工业生产	1	102,931	56,612	
4		府国用(2005)字第0082号府国用(2001)字第0566号	变电所	正常使用	陕西省府谷县黄河路2号	01/07/2002	砖混	34.00	其他	1	81,390		


savills

固定资产—房屋建筑物清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：华光资源有限公司

金额单位：人民币元

序号	房产证编号	土地证编号	建筑物名称	使用状况	详细地址	建成日期	建筑结构	建筑面积(m2)	用途	建筑物总层数	市场评估价值	企业应占市场评估价值	备注
12			北京办事处	在用	北京朝阳区北四环东路108号	01/12/2003	砖混	250.00	办公		1,644,267		
13			食堂	在用	大同市新荣区上深涧村东	01/05/1992	砖混	583.40	其他	1	247,863		
14			活动中心	在用	大同市新荣区上深涧村东	01/04/1993	砖混	1,829.60	其他	3	1,321,429		
15			单身楼	在用	大同市新荣区上深涧村东	01/07/1991	砖混	853.45	其他	1	369,023		
16			化验室	在用	大同市新荣区上深涧村东	01/08/1990	砖混	197.00	办公	1	77,752		
17			机修车间	在用	大同市新荣区上深涧村东	01/08/1991	砖混	288.00	办公	1	157,041		
18			锅炉房	在用	大同市新荣区上深涧村东	01/08/1991	砖混	409.20	办公	3	254,797		
19			高压配电室	在用	大同市新荣区上深涧村东	01/08/1990	砖混	40.00	办公	1	13,745		
20			财务商店	在用	大同市新荣区上深涧村东	01/10/1989	砖混	130.00	其他	1	57,225		
21			200吨水池泵房	在用	大同市新荣区上深涧村东	01/06/1989	砖混	99.13	其他	1	44,035		
22			地磅房	在用	大同市新荣区上深涧村东	01/08/1990	砖混	459.00	其他	1	163,298		
23			荣达车队	在用	大同市新荣区上深涧村东	01/07/1995	砖混	1,160.00	其他	1	364,727		
24			服务公司	在用	大同市新荣区上深涧村东	01/07/1995	砖混	240.00	其他	1	100,678		
25			广场食堂	在用	大同市新荣区上深涧村东	01/12/1990	砖混	60.00	其他	1	24,095		


savills
第一太平戴维斯

固定资产一房屋建筑物清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：华光资源有限公司

金额单位：人民币元

序号	房产证编号	土地证编号	建筑物名称	使用状况	详细地址	建成日期	建筑结构	建筑面积(m2)	用途	建筑物总层数	市场评估价值	企业应占市场评估价值	备注
15			车库	正常使用	矿区马脊梁中煤公司院41号	31/12/2001	混合	45.00	其他	1	19,492		
16			杂品库	正常使用	矿区马脊梁中煤公司院41号	31/12/2002	混合	33.00	其他	1	23,104		
17			餐厅	正常使用	矿区马脊梁中煤公司院41号	31/12/2002	混合	126.00	其他	1	51,138		
1			调度楼	在用	大同市新荣区上深涧村东	01/08/1996	砖混	554.00	办公	2	710,355		
2			联合办公室	在用	大同市新荣区上深涧村东	01/08/1990	砖混	275.53	办公	1	90,875		
3			办公楼	在用	大同市新荣区上深涧村东	01/08/1990	砖混	2,756.60	办公	4	1,337,144		
4			推土机值班房	在用	大同市新荣区上深涧村东	01/08/1990	砖混	96.00	其他	1	34,379		
5			车库	在用	大同市新荣区上深涧村东	01/08/1990	砖混	318.25	其他	1	117,043		
6			锅炉室	在用	大同市新荣区上深涧村东	01/10/1989	砖混	409.00	其他	1	154,406		
7			浴室	在用	大同市新荣区上深涧村东	01/07/1991	砖混	186.90	其他	1	75,904		
8			车站公务房	在用	大同市新荣区上深涧村东	01/05/1992	砖混	548.89	办公	1	202,749		
9			推土机房	在用	大同市新荣区上深涧村东	01/06/2002	砖混	245.83	办公	1	181,069		
10			加工防冻液房	在用	大同市新荣区上深涧村东	01/06/2002	砖混	70.00	办公	1	30,792		
11			澡塘	在用	大同市新荣区上深涧村东	01/06/2002	砖混	218.00	其他	1	136,647		


savills
第一太平戴维斯

固定资产—房屋建筑物清查评估明细表

评估基准日：2006年09月30日

资产占有单位名称：华光资源有限公司

金额单位：人民币元

序号	房产证编号	土地证编号	建筑物名称	使用状况	详细地址	建成日期	建筑结构	建筑面积(m2)	用途	建筑物总层数	市场评估价值	企业应占市场评估价值	备注
1	同房权证矿字第07000543号		综合化验楼	正常使用	山西省大同市新高山	31/12/2001	砖混	1,650.47	办公	4	2,145,545		
2	同房权证矿字第07000526号		浴室	正常使用	山西省大同市新高山	31/12/2002	砖混	217.99	工业生产	1	487,567		
3	同房权证矿字第07000515号		制样室	正常使用	山西省大同市新高山	31/12/2002	砖混	271.99	工业生产	1	351,096		
4	同房权证矿字第07000514号		破碎车间	正常使用	山西省大同市新高山	01/06/1994	框架	1,699.14	工业生产	4	1,535,431		
5	同房权证矿字第07000540号		筛分车间主厂房	正常使用	山西省大同市新高山	01/06/1991	框架	4,476.50	工业生产	5	2,656,757		
6	同房权证矿字第07000533号		锅炉房	正常使用	山西省大同市新高山	01/12/1993	砖混	616.98	工业生产	1	778,320		
7	同房权证矿字第07000535号		加压泵房	正常使用	山西省大同市新高山	01/09/1992	砖混	74.00	工业生产	1	51,255		
8	同房权证矿字第07000524号		变压器室	正常使用	山西省大同市新高山	10/05/2001	砖混	34.56	工业生产	1	18,807		
9	同房权证矿字第07000525号		主厂房	正常使用	山西省大同市新高山	11/05/2001	框架	1,059.81	工业生产	2	3,845,171		
10	同房权证矿字第07000527号		介质库	正常使用	山西省大同市新高山	01/12/2001	砖混	235.20	工业生产	1	168,229		
11	同房权证矿字第07000544号		换班室	正常使用	山西省大同市新高山	01/12/2001	砖混	49.82	工业生产	1	33,639		
12	同房权证矿字第07000528号		安全通道	正常使用	矿区马脊梁中煤公司院41号	01/12/2001	混合	68.16	工业生产	1	41,867		
13	同房权证矿字第07000529号		大门门楼	正常使用	矿区马脊梁中煤公司院41号	01/12/2001	混合	22.40	其他	1	8,684		
14	同房权证矿字第07000530号		生活泵房	正常使用	矿区马脊梁中煤公司院41号	01/12/2002	混合	84.10	工业生产	1	38,763		



物业资产清查评估汇总表

评估基准日：2006年09月30日

资产占有单位名称：华光资源有限公司

金额单位：人民币元

序号	科目名称	项数	面积	Market Value in exsiting state		Market Value attributable to the Group in exsiting state		备注
				重置价值	评估价值	重置价值	评估价值	
一	房屋建筑物类合计	292.00	52,300.04	41,968,485	36,198,221	23,082,667	19,909,021	
1	固定资产—房屋建筑物	90.00	52,300.04	22,153,786	20,329,309	12,184,582	11,181,120	
2	固定资产—构筑物及其他辅助设施	202.00		19,814,699	15,868,911	10,898,085	8,727,901	
二	在建工程—土建工程合计	-	-	-	-		-	
1	在建工程—房屋	-	-		-		-	
2	在建工程—构筑物及其他辅助设施	-			-		-	
三	土地使用权	6.00	429,636.21	-	6,332,000	-	3,482,600	
1	固定资产土地使用权	6.00	429,636.21		6,332,000		3,482,600	
2	在建工程土地使用权	-	-		-		-	
3	无形资产土地使用权	-	-		-		-	
四	租赁物业	8.00	2,198.50				1,184,305	
1	租入第三方房屋建筑物	8.00	2,198.50				1,184,305	
2	出租第三方房屋建筑物	-	-				0	
3	租入集团房屋建筑物	-	-				0	
4	出租集团房屋建筑物	-	-				0	



	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
				RMB
25.	A property leased by 中國煤炭開發有限責任公司 (China National Coal Development Co., Ltd.) in Beijing Municipality in the PRC	The property comprise an office with a gross floor area of approximately 1,096.78 sq m(11,806 sq ft) in Beijing Municipality completed in 2004. This property is subject to a lease agreement for a term from 1 January 2006 to 31 December 2006 at an annual rental of approximately RMB1,382,000	The property is occupied by the Group for office use.	No commercial value

Notes:

(1) The Group leases an office with a total gross floor area of approximately 1,096.78 sq m. The lessor of the office has obtained building ownership certificate.

(2) We have been provided with a copy of the legal opinion on the lease agreements to the properties prepared by Jia Yuan Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

The lease of the office is legal and valid.



	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
				RMB
24.	A property leased by 中煤招標有限責任公司 (China Coal Tendering Co., Ltd.) in Beijing Municipality in the PRC	The property comprise 1 office with a gross floor area of approximately 525.23 sq m(5,654 sq ft) in Beijing Municipality completed in 2004. This property is subject to a tenancy agreement for a term from 1 January 2006 to 31 December 2006 at an annual rental of approximately RMB647,000.	The property is occupied by the Group for office use.	No commercial value

Notes:

(1) The Group leases 1 building with a total gross floor area of approximately 525.23 sq m. The lessor of the building have obtained building ownership certificate for the building.

(2) We have been provided with a copy of the legal opinion on the lease agreements to the properties prepared by Jia Yuan Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

The lease of the building is legal and valid.



	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
				RMB
23.	Properties leased by 上海大屯能源股份有限公司 (Shanghai Datun Energy Resources Co., Ltd.) in Shanghai Municipality in the PRC	The properties comprise 69 offices and 397 production buildings in Shanghai Municipality completed in various between 1971 and 2002. Details of the gross floor areas and uses of the properties are as follows:	The properties are occupied by the Group for office and production uses.	No commercial value

	Approximate Gross Floor Area	
Use	sq m	sq ft
Production	125,605.23	1,352,015
Office	70,500	758,862
Total	**196,105.23**	**2,110,877**

The properties are subject to various lease agreements for various terms at a total annual rental of approximately RMB30,345,000

Notes:

(1) The Group leases 466 properties with a total gross floor area of approximately 196,105.23sq m. Among these properties,the lessors of the 7 properties with a total gross floor area of approximately 4,974.00 sq m have not obtained building ownership certificates and the lessors of the remaining properties have obtained building ownership certificates

(2) We have been provided with a copy of the legal opinion on the lease agreements to the properties prepared by Jia Yuan Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

The lease of the properties without building ownership certificates will be legal and valid once the lessors having obtained the building ownership certificates. According to the Restructuring Agreement, ChinaCoal Group has undertaken to make the properties be used by the Group legally in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.



	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
				RMB
22.	Properties leased by 中國煤礦機械裝備有限責任公司(China National Coal Mining Equipment Co., Ltd.) in Beijing Municipality and Hebei province in the PRC	The properties comprise 5 offices and a production building in Beijing Municipality and Hebei province completed in various stages between 2002 and 2004. Details of the gross floor areas and uses of the properties are as follows:	The properties are occupied by the Group for office and production uses.	No commercial value

Use	Approximate Gross Floor Area	
	sq m	sq ft
Production	700.00	7,535
Office	1,218.60	13,117
Total	**1,918.60**	**20,652**

The properties are subject to various lease agreements for various terms at a total annual rental of approximately RMB766,000.

Notes:

(1) The Group leases 6 properties with a total gross floor area of approximately 1,918.60 sq m. The lessors of the 4 properties have not obtained building ownership certificates.

(2) We have been provided with a copy of the legal opinion on the lease agreements to the properties prepared by Jia Yuan Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

The leases of the properties without building ownership certificates will be legal and valid once the lessors having obtained the building ownership certificates. According to the Restructuring Agreement, ChinaCoal Group has undertaken to make the properties be used by the Group legally in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.



	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
				RMB
21.	Properties leased by 中煤焦化控股有限責任公司 (China Coal & Coke Holdings Ltd.) in Beijing Municipality, Shanxi and Heilongjiang provinces in the PRC and in Hong Kong	The properties comprise 6 offices, 13 productions buildings, a warehouse and 23 ancillary facilities in Shanxi and Heilongjiang provinces and 3 office units and 2 ancillary facilities in Hong Kong completed in various stages between 1993 and 2005.	The properties are occupied by the Group for production, office, warehouse and ancillary facilities uses.	No commercial value

Details of the gross floor areas and uses of the properties are as follows:

Use	Approximate Gross Floor Area sq m	sq ft
Production	6,969.64	75,021
Office	8,315.18	89,504
Warehouse	2,458.39	26,462
Ancillary Facilities	13,809.69	148,648
Total	**31,552.90**	**339,635**

The properties are subject to various leases agreements for various terms at a total annual rental of approximately RMB7,580,000.

Notes:

(1) The Group leases 48 properties with a total gross floor area of approximately 31,552.90 sq m. Among the properties, the lessors of 47 buildings with a total gross floor area of approximately 30,681.10 sq m have obtained building ownership certificates and relevant title document and the lessors of the remaining one property with a gross floor area of approximately 871.80 sq m has not obtained building ownership certificate.

(2) We have been provided with a copy of the legal opinion on the lease agreements to the properties prepared by Jia Yuan Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

The leases of the properties with building ownership certificates is legal and valid. The lessors have the rights to lease the properties to the Group. The lease agreements are in compliance with the requirements of the PRC laws and regulations and are binding to both signed parties. The Group has the rights to use the properties under the PRC Laws.

The lease of the properties without building ownership certificates will be legal and valid once the lessors having obtained the building ownership certificates. According to the Restructuring Agreement, ChinaCoal Group has undertaken to make the properties be used by the Group legally in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.



	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
				RMB
20.	A property leased by 中國煤炭工業進出口集團青島有限公司 (China National Coal Industry Imp. & Exp. Group (Qingdao) Co., Ltd.) in Shandong province in the PRC	The property comprises an office unit on 15th floor in a 36-storey office building with a gross floor area of approximately 113.03 sq m (1,217 sq ft) in Shandong province completed in between 2002. The property is subject to a lease agreement for a term from 1 January 2006 to 30 September 2006 at an annual rental of approximately RMB57,000.	The property is occupied by the Group for office use.	No commercial value

Notes:

(1) The Group leases an office with a gross floor area of approximately 113.03 sq m. The lessor of the property has obtained building ownership certificate for the property.

(2) We have been provided with a copy of the legal opinion on the lease agreements to the properties prepared by Jia Yuan Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

The lease of the property without building ownership certificate will be legal and valid once the lessor having obtained the building ownership certificate for the property. According to the Restructuring Agreement, ChinaCoal Group has undertaken to make the property be used by the Group legally in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.



	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
				RMB
19.	Properties leased by 華光資源有限公司 (Sunfield Resources Pty. Ltd.) in Shanxi province in the PRC and in Australia	The properties comprise an office, a production factory and 3 ancillary facilities in Shanxi province and an office property and two staff quarters in Australia completed in various stages between 1994 and 2000.	The properties are occupied by the Group for production, office and other ancillary facilities uses.	No commercial value

Details of the gross floor areas and uses of the properties are as follows:

Use	Approximate Gross Floor Area sq m	Approximate Gross Floor Area sq ft
Production	617.50	6,647
Office	363.00	3,907
Ancillary facilities	1,218.00	13,111
Total	**2,198.50**	**23,665**

The properties are subject to various lease agreements for various terms at a total annual rental of approximately RMB1,184,000.

Notes:

(1) The Group leases 8 buildings with a total gross floor area of approximately 2,198.50 sq m. The lessors of these 8 buildings have not obtained building ownership certificates.

(2) We have been provided with a copy of the legal opinion on the lease agreements to the properties prepared by Jia Yuan Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

The leases of the buildings without building ownership certificates will be legal and valid once the lessors having obtained the building ownership certificates for these buildings. According to the Restructuring Agreement, ChinaCoal Group has undertaken to make the building be used by the Group legally in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.



	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
				RMB
18.	A property leased by 上海中煤華東有限公司 (Shanghai ChinaCoal East China Co., Ltd.) in Shanghai Municipality in the PRC	The property comprises an office unit on 6th floor in a 33-storey office building with a gross floor area of approximately 148.26 sq m (1,596 sq ft) completed in 1998. The property is subject to a lease agreement for a term from 25 May 2005 to 25 May 2025 at an annual rental of approximately RMB135,000.	The property is occupied by the Group for office use.	No Commercial Value

Notes:

(1) The Group leases an office unit with a gross floor area of approximately 148.26 sq m. The lessor of the office unit with a gross floor area of approximately 148.26 sq m has obtained building ownership certificate for the building.

(2) We have been provided with a copy of the legal opinion on the lease agreement to the properties prepared by Jia Yuan Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

The lease of the office unit without building ownership certificate will be legal and valid once the lessor having obtained the building ownership certificate for the office unit. According to the Restructuring Agreement, ChinaCoal Group has undertaken to make the office unit used by the Group legally in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.



Group II — Property interests leased by the Group in the PRC, Hong Kong and Australia

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
				RMB
17.	A property leased by the Company in Beijing Municipality in the PRC	The property comprises an office unit in a 18-storey commercial building with a gross floor area of approximately 6,109.51 sq m (65,762 sq ft) completed in 2004. The property is subject to a lease agreement for a term from 1 January 2006 to 31 December 2006 at an annual rental of approximately RMB7,698,000.	The property is occupied by the Group for office uses.	No commercial value

Notes:

(1) The Group leases an building with a gross floor area of approximately 6,109.51sq m. The lessor of the building have obtained building ownership certificates.

(2) We have been provided with a copy of the legal opinion on the lease agreements to the properties prepared by Jia Yuan Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

The lease of the building without building ownership certificate will be legal and valid once the lessor having obtained the building ownership certificate for the building. According to the Restructuring Agreement, ChinaCoal Group has undertaken to make the building be used by the Group legally in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.



Regarding the Authorized Allocated Land, the Group only has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the land of the properties by other legal means internally. Caused the land rezoned to other use or transferred to entities outside the Group, land grant fee shall be paid for completion of rezoning or transfer.

As of the issuance date of this legal opinion, the above land use rights of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

Buildings

Regarding the buildings with building ownership certificates, erected on the Granted Land and the Authorized Allocated Land the Group is the solely owner of these buildings.

Regarding the buildings with building ownership certificates erected on the Granted Land, the Group has the rights to transfer, grant, lease, mortgage or dispose of the buildings.

Regarding the buildings with building ownership certificates erected on the Authorized Allocated Land, the Group only has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the buildings by other legal means internally. Caused the buildings are transferred to the entities out the Group, relevant land grant fee of the land shall be paid for completion of the transfer.

Regarding the buildings without building ownership certificates erected on the Authorized Allocated Land, once relevant building ownership certificates obtained by the Group, the rights for the Group to transfer, grant, mortgage or dispose of the buildings by other legal means shall be consistent with those as stated above.

ChinaCoal Group has undertaken to provide all necessary assistance to the Group in order to apply for the building ownership certificates in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

As of the issuance date of this legal opinion, the buildings of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.



	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
				RMB
16.	Properties held by 中煤西安設計工程有限責任公司 (China Coal Xi'an Design Engineering Co., Ltd.) in Shaanxi, Hebei and Fujian provinces in the PRC	The properties comprise 4 parcels of land with a total site area of approximately 35,817.61 sq m (385,541 sq ft) situated in Shannxi, Hebei and Fujian provinces.	The properties are occupied by the Group for office and other ancillary facilities uses.	142,340,000 (Market value attributable to the Group: 142,340,000)

The properties comprise 14 buildings, structures and ancillary facilities with a total gross floor area of approximately 40,747.98 sq m (438,612sq ft) completed in various stages between 1980 and 2005.

Details of the gross floor areas and uses of the properties are as follows:

Use	Approximate Gross Floor Area sq m	sq ft
Office	34,147.96	367,569
Ancillary facilities	6,600.02	71,043
Total	**4,074.98**	**438,612**

The properties also include a number of buildings, structures and ancillary facilities with a total gross floor area of approximately 10,749.00 sq m which were under construction as of the valuation date. A total construction cost of RMB21,041,340.08 has been incurred as of the valuation date. They are scheduled for completion in 2006.

The land use rights of the properties are held for various terms with details as shown in note (1).

Notes:

(1) 中煤西安設計工程有限責任公司 (China Coal Xi'an Design Engineering Co., Ltd.) ("Xi'an Design Engineering Company"), a 100% owned subsidiary of the Company, has 4 parcels of land with a total site area of approximately 35,817.61 sq m. Among the land, 2 parcels of land with a total area of approximately 35,727.13 sq m are the Authorized Allocated Land and the remaining 2 parcels of land with a total area of approximately 90.48 sq m are the Granted Land.

(2) According to the information provided, the buildings of the properties held by Xián Design Engineering Company are as follows:

The land which the buildings erected thereon	No. of building(s)	Approximate gross floor area ("GFA") (sq m)	GFA of building(s) with building ownership certificate ("BOC") (sq m)	GFA of building(s) without BOC (sq m)
Granted Land	2	463.81	463.81	—
Authorized Allocated Land	12	40,284.17	39,042.17	1,242.00
Total	14	40,747.98	39,505.98	1,242.00

(3) We have been provided with a copy of the legal opinion on the title to the properties prepared by Jia Yuan Law Firm, the Group's PRC legal adviser, which contains, inter-alia, the following information:

Land Use Rights

The Granted Land and the Authorized Allocated Land are held by the Group legally under the PRC laws. The Group has the rights to use such land legally under the PRC laws.

Regarding the Granted Land, the Group has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the land of the properties by other legal means during the remaining land use rights terms.



As of the issuance date of this legal opinion, the above land use rights of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

Buildings

Regarding the buildings erected on the Authorized Allocated Land with building ownership certificates, the Group is the solely owner of these buildings and has the rights to transfer, grant, lease and mortgage or dispose of these buildings by other legal means internally. Caused the buildings are transferred to the entities out the Group, relevant land grant fee of the land shall be paid for completion of the transfer.

Regarding the buildings without building ownership certificates erected on the Authorized Allocated Land, once relevant building ownership certificates obtained by the Group, the rights for the Group to transfer, grant, mortgage or dispose of the buildings by other legal means shall be consistent with those as stated above.

ChinaCoal Group has undertaken to provide all necessary assistance to the Group in order to apply for the building ownership certificates in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

As of the issuance date of this legal opinion, the buildings of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.



Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
			RMB
15. Properties held by 中國煤礦機械裝備有限責任公司 (China National Coal Mining Equipment Co., Ltd.) in Beijing Municipality and Hebei province in the PRC	The properties comprise 11 parcels of land with a total site area of approximately 1,087,094.76 sq m (11,701,488 sq ft) situated in Beijing Municipality and Hebei province.	The properties are occupied by the Group for production, office, warehouse and other ancillary facilities uses.	502,900,000 (Market value attributable to the Group: 502,900,000)

The properties comprise 434 buildings, structures and ancillary facilities with a total gross floor area of approximately 385,691.53 sq m (4,151,584 sq ft) completed in various stages between 1950 and 2004.

Details of the gross floor areas and uses of the properties are as follows:

	Approximate Gross Floor Area	
Use	sq m	sq ft
Production	220,735.98	2,376,002
Office	62,962.07	677,724
Warehouse	48,479.68	521,835
Ancillary facilities	53,513.80	576,023
Total	**385,691.53**	**4,151,584**

The properties also include a number of buildings, structures and ancillary facilities with a total gross floor area of approximately 30,094.68 sq m which were under construction as of the valuation date. A total construction cost of RMB52,192,706.49 has been incurred as of the valuation date. They are scheduled for completion in 2006.

The land use rights of the properties are held for various terms with details as shown in note (1).

Notes:

(1) 中國煤礦機械裝備有限責任公司 (China National Coal Mining Equipment Co., Ltd.) ("Mining Equipment Group"), a 100% owned subsidiary of the Company, has 11 parcels of the Authorized Allocated Land with a total site area of approximately 1,087,094.76 sq m.

(2) According to the information provided by the Group, the buildings of the properties held by Mining Equipment Group are as follows:

The land which the buildings erected thereon	No. of building(s)	Approximate gross floor area ("GFA") (sq m)	GFA of building(s) with building ownership certificate ("BOC") (sq m)	GFA of building(s) without BOC (sq m)
Authorized Allocated Land	434	385,691.53	373,841.03	11,850.50
Total	434	385,691.53	373,841.03	11,850.50

(3) We have been provided with a copy of the legal opinion on the title to the properties prepared by Jia Yuan Law Firm, the Group's PRC legal adviser, which contains, inter-alia, the following information:

Land Use Rights

The Authorized Allocated Land are held by the Group legally under the PRC laws. The Group has the rights to use such land legally under the PRC laws.

Regarding the Authorized Allocated Land, the Group only has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the land of the properties by other legal means internally. Caused the land rezoned to other use or transferred to entities outside the Group, land grant fee shall be paid for completion of rezoning or transfer.



Regarding the Granted Land, the Group has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the land of the properties by other legal means during the remaining land use rights terms.

As of the issuance date of this legal opinion, the above land use rights of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

Regarding the Without Title Land and according to the Restructuring Agreement, ChinaCoal Group has undertaken to provide all necessary assistance to the Group in order to apply for the state-owned land use rights certificates in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

Regarding the Leased Land, portion of the Leased Land has been leased by China Coal Coking by entering the leases with the relevant land administration authorities and China Coal Coking also has been granted with lease land certificates. To the remaining portion of the Leased Land, the lessor of the land has obtained approval from the relevant land administration authorities for the land lease. The leases of the Leased Land are legal and valid. ChinaCoal Group has undertaken to make the land be used by the Group legally in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

Buildings

Regarding the buildings with building ownership certificates erected on the Granted Land and the Leased Land, the Group is the solely owner of these buildings.

Regarding the buildings erected on the Granted Land with building ownership certificates, the Group has the rights to transfer, grant, lease, mortgage or dispose of the buildings.

Regarding the buildings erected on the Leased Land with building ownership certificates, the Group has the rights to transfer, grant, lease, mortgage or dispose of the buildings by other legal means by getting prior notice from the lessors.

Regarding the buildings with building ownership certificates erected on the Granted Land, the Without Title Land and the Leased Land, once relevant building ownership certificates obtained by the Group, the rights for the Group to transfer, grant, mortgage or dispose of the buildings by other legal means shall be consistent with those as stated above.

ChinaCoal Group has undertaken to provide all necessary assistance to the Group in order to apply for the building ownership certificates in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

As of the issuance date of this legal opinion, the buildings of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

(5) Due to insufficient title proof to the aforesaid buildings erected on Without Title Land with a total gross floor area of approximately 9,603.79 sq m and those erected on the Leased Land with a total gross floor area of approximately 8,859.50 sq m, we have attributed no commercial value to these buildings. For indication purpose, as of the date of valuation, the depreciated replacement cost of these buildings (excluding the land) was approximately RMB18,970,000.

(6) In the course of our valuation, we have attributed no commercial value to the Without Title Land portion and the Leased Land portion of the properties due to the fact that these portions of the properties are not freely transferable in the market.



	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
				RMB
14.	Properties held by 中煤焦化控股有限責任公司 (China Coal & Coke Holdings Ltd.) in Shanxi, Hebei and Heilongjiang provinces in the PRC	The properties comprise 14 parcels of land with a total site area of approximately 1,682,336.13 sq m (18,108,666 sq ft) situated in Shanxi, Hebei and Heilongjiang provinces.	The properties are occupied by the Group for production, office, warehouse and other ancillary facilities uses.	423,730,000 (Market value attributable to the Group: 275,760,000)

The properties comprise 232 buildings, structures and ancillary facilities with a total gross floor area of approximately 100,454.79 sq m (1,081,295 sq.ft) completed in various stages between 1997 and 2005.

Details of the gross floor areas and uses of the properties are as follows:

Use	Approximate Gross Floor Area sq m	sq ft
Production	58,805.62	632,984
Office	13,048.20	140,451
Warehouse	4,715.39	50,756
Ancillary facilities	23,885.59	257,104
Total	100,454.79	1,081,295

The properties also include a number of buildings, structures and ancillary facilities with a total gross floor area of approximately 8,491.72 sq m which were under construction as of the valuation date. A total construction cost of RMB57,632,942.59 has been incurred as of the valuation date. They are scheduled for completion in 2006.

The land use rights of the properties are held for various terms with details as shown in note (1).

Notes:

(1) 中煤焦化控股有限責任公司 (China Coal & Coke Holdings Ltd.) ("China Coal Coking"), a 100% owned subsidiary of the Company, has 8 parcels of land with a total site area of approximately 1,260,485.37 sq m. Among the land, 7 parcels of land with a total area of approximately 1,039,650.37 sq m are the Granted Land, and the remaining one parcel of land with a site area of approximately 220,835.00 sq m is the Without Title Land,

(2) According to the information provided by the Group, China Coal Coking also leases 6 parcels of land with a total area of approximately 421,850.67 sq m (the "Leased Land") for the construction of its 16 owned buildings.

(3) According to the information provided by the Group, the buildings of the properties held by China Coal Coking are as follows:

The land which the buildings erected thereon	No. of building(s)	Approximate gross floor area ("GFA") (sq m)	GFA of building(s) with building ownership certificate ("BOC") (sq m)	GFA of building(s) without BOC (sq m)
Granted Land	198	82,291.50	81,291.37	1,000.13
Without Title Land	18	9,603.79	—	9,603.79
Leased Land	16	8,559.50	2,631.00	5,928.50
Total	232	100,454.79	83,922.37	16,532.42

(4) We have been provided with a copy of the legal opinion on the title to the properties prepared by Jia Yuan Law Firm, the Group's PRC legal adviser, which contains, inter-alia, the following information:

Land Use Rights

The Granted Land are held by the Group legally under the PRC laws. The Group has the rights to use such land legally under the PRC laws.



12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

Buildings

Regarding the buildings with building ownership certificates erected on the Granted Land and the Allocated Land, the Group is the solely owner of these buildings.

Regarding the buildings erected on the Granted Land with building ownership certificates, the Group has the rights to transfer, grant, lease, mortgage or dispose of the buildings.

Regarding the buildings erected on the Allocated Land with building ownership certificates, the Group has the rights to transfer, grant, lease, mortgage or dispose of the buildings by other legal means once the Group has completed the granted land formality for the land on which the buildings are erected.

As of the issuance date of this legal opinion, the buildings of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

(4) Due to insufficient title proof to the aforesaid building erected on Allocated Land with a gross floor area of approximately 1,311.23 sq m, we have attributed no commercial value to the building. For indication purpose, as of the date of valuation, the depreciated replacement cost of the building (excluding the land) was approximately RMB6,870,000.

(5) In the course of our valuation, we have attributed no commercial value to the Allocated Land portion and the Without Title Land portion of the properties due to the fact that these portions of the properties are not freely transferable in the market.



	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
				RMB
13.	Properties held by 天津中煤進出口有限公司 (China National Coal Imp. & Exp. (Tianjin) Co., Ltd.) in Tianjin Municipality in the PRC	The properties comprise 5 parcels of land with a total site area of approximately 59,720.02 sq m (642,826) sq ft situated in Tianjin Municipality. The properties comprise 4 buildings, structures and ancillary facilities with a total gross floor area of approximately 7,487.32 sq m (80,594 sq ft) completed in various stages between 1994 and 2003. Details of the gross floor areas and uses of the properties are as follows:	The properties are occupied by the Group for office use.	52,420,000 (Market value attributable to the Group: 52,420,000)

Use	Approximate Gross Floor Area sq m	sq ft
Office	7,487.32	80,594
Total	7,487.32	80,594

The properties also include a number of buildings, structures and ancillary facilities with a total gross floor area of approximately 1,525.00 sq m which were under construction as of the valuation date. A total construction cost of RMB34,887,934.50 has been incurred as of the valuation date. They are scheduled for completion in 2006.

The land use rights of the properties are held for various terms with details as shown in note (1).

Notes:

(1) 天津中煤進出口有限公司 (China National Coal Imp. & Exp. (Tianjin) Co., Ltd.) ("Tianjin Company"), a 100% owned subsidiary of the Company, has 5 parcels of land with a total site area of approximately 59,720.02 sq m. Among the land, 3 parcels of land with a total area of approximately 3,075.22 sq m are the Granted Land, a parcel of land with a site area of approximately 144.80sq m is the Allocated Land and the remaining one parcel of land with a site area of approximately 56,500.00 sq m is the Without Title Land.

(2) According to the information provided by the Group, the buildings of the properties held by Tianjin Company are as follows:

The land which the buildings erected thereon	No. of building(s)	Approximate gross floor area ("GFA") (sq m)	GFA of building(s) with building ownership certificate ("BOC") (sq m)	GFA of building(s) without BOC (sq m)
Granted Land	3	6,176.09	6,176.09	—
Allocated Land	1	1,311.23	1,311.23	—
Without Title Land	—	—	—	—
Total	4	7,487.32	7,487.32	—

(3) We have been provided with a copy of the legal opinion on the title to the properties prepared by Jia Yuan Law Firm, the Group's PRC legal adviser, which contains, inter-alia, the following information:

Land Use Rights

The Granted Land are held by the Group legally under the PRC laws. The Group has the rights to use such land legally under the PRC laws.

Regarding the Granted Land, the Group has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the land of the properties by other legal means during the remaining land use rights terms.

As of the issuance date of this legal opinion, the above land use rights of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

Regarding the Allocated Land and the Without Title Land and according to the Restructuring Agreement, ChinaCoal Group has undertaken to provide all necessary assistance to the Group in order to apply for the state-owned land use rights certificates in



	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
				RMB
12.	Properties held by 中國煤炭工業進出口集團日照有限公司 (China National Coal Industry Imp. & Exp. Group (Rizhao) Co., Ltd.) in Shandong province in the PRC	The properties comprise 3 parcels of land with a total site area of approximately 27,240.67 sq m (293,219) sq ft situated in Shandong province. The properties comprise 16 buildings, structures and ancillary facilities with a total gross floor area of approximately 14,151.95 sq m (152,332 sq ft) completed in various stages between 1987 and 2004. Details of the gross floor areas and uses of the properties are as follows:	The properties are occupied by the Group for office and other ancillary facilities uses.	40,720,000 (Market value attributable to the Group: 40,720,000)

Use	Approximate Gross Floor Area sq m	sq ft
Office	9,028.36	97,181
Ancillary facilities	5,123.59	55,151
Total	**14,151.95**	**152,332**

The land use rights of the properties are held for various terms with details as shown in note (1).

Notes:

(1) 中國煤炭工業進出口集團日照有限公司 (China National Coal Industry Imp. & Exp. Group (Rizhao) Co., Ltd.) ("Rizhao Company"), a 100% owned subsidiary of the Company, has 3 parcels of the Granted Land with a total site area of approximately 27,240.67 sq m.

(2) According to the information provided by the Group, the buildings of the properties held by Rizhao Company are as follows:

The land which the buildings erected thereon	No. of building(s)	Approximate gross floor area ("GFA") (sq m)	GFA of building(s) with building ownership certificate ("BOC") (sq m)	GFA of building(s) without BOC (sq m)
Granted Land	16	14,151.95	14,035.65	116.30
Total	16	14,151.95	14,035.65	116.30

(3) We have been provided with a copy of the legal opinion on the title to the properties prepared by Jia Yuan Law Firm, the Group's PRC legal adviser, which contains, inter-alia, the following information:

Land Use Rights

The Granted Land are held by the Group legally under the PRC laws. The Group has the rights to use such land legally under the PRC laws.

Regarding the Granted Land, the Group has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the land of the properties by other legal means during the remaining land use rights terms.

As of the issuance date of this legal opinion, the above land use rights of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

Buildings

Regarding the buildings with building ownership certificates erected on the Granted Land, the Group is the solely owner of these buildings and has the rights to transfer, grant, lease and mortgage or dispose of these buildings by other legal means.

Regarding the buildings without building ownership certificates erected on the Granted Land, once relevant building ownership certificates obtained by the Group, the rights for the Group to transfer, grant, mortgage or dispose of the buildings by other legal means shall be consistent with those as stated above.

ChinaCoal Group has undertaken to provide all necessary assistance to the Group in order to apply for the building ownership certificates in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

As of the issuance date of this legal opinion, the buildings of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.



	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
				RMB
11.	A Property held by 中國煤炭工業進出口集團黑龍江有限公司 (China National Coal Industry Imp. & Exp. Group (Heilongjiang) Co., Ltd.) in Heilongjiang province in the PRC	The property comprises a parcel of land with a site area of approximately 346.90 sq m (3,734 sq ft) situated in Heilongjiang Province. The property comprises a 5-storey office building with a gross floor area of approximately 1,844.46 sq m (19,854 sq ft) completed in 1995. The land use rights of the property is held for a term with details as shown in note (1).	The property is occupied by the Group for office use.	8,910,000 (Market value attributable to the Group: 8,910,000)

Notes:

(1) 中國煤炭工業進出口集團黑龍江有限公司 (China National Coal Industry Imp. & Exp. Group (Heilongjiang) Co., Ltd.) ("Heilongjiang Company"), a 100% owned subsidiary of the Company, has a parcel of the Granted Land with an area of approximately 346.90 sq m.

(2) According to the information provided, the buildings of the properties held by Heilongjiang Company are as follows:

The land which the buildings erected thereon	No. of building(s)	Approximate gross floor area ("GFA") (sq m)	GFA of building(s) with building ownership certificate ("BOC") (sq m)	GFA of building(s) without BOC (sq m)
Granted Land	1	1,844.46	1,844.46	—
Total	1	1,844.46	1,844.46	—

(3) We have been provided with a copy of the legal opinion on the title to the properties prepared by Jia Yuan Law Firm, the Group's PRC legal adviser, which contains, inter-alia, the following information:

Land Use Rights

The Granted Land is held by the Group legally under the PRC laws. The Group has the rights to use such land legally under the PRC laws.

Regarding the Granted Land, the Group has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the land of the properties by other legal means during the remaining land use rights terms.

As of the issuance date of this legal opinion, the above land use right of the property has not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

Buildings

Regarding the building with a building ownership certificate erected on the Granted Land, the Group is the solely owner of the building and has the rights to transfer, grant, lease, mortgage or dispose of these buildings by other legal means.

As of the issuance date of this legal opinion, the building of the property has not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.



	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
				RMB
10.	Properties held by 朔州中煤平朔能源有限公司 (Shuozhou China Coal Pingshuo Energy Co., Ltd.) in Shanxi province in the PRC	The properties comprise a parcel of land with a total site area of approximately 130,398.50 sq m (1,403,609 sq ft) situated in Shanxi province.	The properties are occupied by the Group for production, office, warehouse and other ancillary facilities uses.	No Commercial Value (Market value attributable to the Group: Nil)

The properties comprise 22 buildings, structures and ancillary facilities with a total gross floor area of approximately 9,025.40 sq m (97,149 sq ft) completed in various stages between 2004 and 2005.

Details of the gross floor areas and uses of the properties are as follows:

Use	Approximate Gross Floor Area sq m	sq ft
Production	1,226.20	13,199
Office	345.00	3,714
Warehouse	2,852.20	30,700
Ancillary facilities	4,602.00	49,536
Total	**9,025.40**	**97,149**

The land use rights of the properties are held for various terms with details as shown in note (1).

Notes:

(1) 朔州中煤平朔能源有限公司 (Shuozhou China Coal Pingshuo Energy Co., Ltd.) ("Shuozhou China Coal"), a 51% owned subsidiary of the Company, leases a parcel of land with a site area of approximately 130,398.50 sq m (the "Leased Land"), for the construction of its 22 owned buildings.

(2) According to the information provided by the Group, the buildings of the properties held by Shuozhou China Coal are as follows:

The land which the buildings erected thereon	No. of building(s)	Approximate gross floor area ("GFA") (sq m)	GFA of building(s) with building ownership certificate ("BOC") (sq m)	GFA of building(s) without BOC (sq m)
Leased Land	22	9,025.40	—	9,025.40
Total	22	9,025.40	—	9,025.40

(3) We have been provided with a copy of the legal opinion on the title to the properties prepared by Jia Yuan Law Firm, the Group's PRC legal adviser, which contains, inter-alia, the following information:

Land Use Rights

Regarding the Leased Land, the lessor of the land has not obtained approval from the relevant land administration authorities for the land lease. The lease of the Leased Land is legal and valid. ChinaCoal Group has undertaken to make the land be used by the Group legally in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

Buildings

Regarding the buildings erected on the Leased Land without building ownership certificates, once relevant building ownership certificates obtained by the Group, the rights for the Group to transfer, grant, mortgage or dispose of the buildings by other legal means shall be entitled.

ChinaCoal Group has undertaken to provide all necessary assistance to the Group in order to apply for the building ownership certificates in six months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

As of the issuance date of this legal opinion, the buildings of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

(4) Due to insufficient title proof to the aforesaid buildings erected on the Leased Land with a total gross floor area of approximately 9,025.40sq m, we have attributed no commercial value to these buildings. For indication purpose, as of the date of valuation, the depreciated replacement cost of these buildings (excluding the land) was approximately RMB4,800,000.

(5) In the course of our valuation, we have attributed no commercial value to the Leased Land of the properties due to the fact that the properties are not freely transferable in the market.



Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
			RMB
9. Properties held by 秦皇島中煤儲運有限公司 (Qinhuangdao China Coal Warehousing and Transportation Co., Ltd.) in Hebei province in the PRC	The properties comprise 3 parcels of land with a total site area of approximately 363,881.39 sq m (3,916,819 sq ft) situated in Hebei province. The properties comprise 7 buildings, structures and ancillary facilities with a total gross floor area of approximately 6,009.88 sq m (64,690 sq ft) completed in various stages between 1987 and 2005. Details of the gross floor areas and uses of the properties are as follows:	The properties are occupied by the Group for office, warehouse and other ancillary facilities uses.	90,950,000 (Market value attributable to the Group: 71,330,000)

Use	Approximate Gross Floor Area sq m	sq ft
Office	1,650.00	17,760
Warehouse	3,250.00	34,983
Ancillary facilities	1,109.88	11,947
Total	**6,009.88**	**64,690**

The land use rights of the properties are held for various terms with details as shown in note (1).

Notes:

(1) 秦皇島中煤儲運有限公司 (Qinhuangdao China Coal Warehousing and Transportation Co., Ltd.) ("Qinhuangdao Warehousing and Transportation"), a 78.43% owned subsidiary of the Company, has 3 parcels of land with a total site area of approximately 363,881.39 sq m. All these lands are the Authorized Allocated Land.

(2) According to the information provided by the Group, the buildings of the properties held by Qinhuangdao Warehousing and Transportation are as follows:

The land which the buildings erected thereon	No. of building(s)	Approximate gross floor area ("GFA") (sq m)	GFA of building(s) with building ownership certificate ("BOC") (sq m)	GFA of building(s) without BOC (sq m)
Authorized Allocated Land	7	6,009.88	6,009.88	—
Total	7	6,009.88	6,009.88	—

(3) We have been provided with a copy of the legal opinion on the title to the properties prepared by Jia Yuan Law Firm, the Group's PRC legal adviser, which contains, inter-alia, the following information:

Land Use Rights

The Authorized Allocated Land are held by the Group legally under the PRC laws. The Group has the rights to use these land legally under the PRC laws.

Regarding the Authorized Allocated Land, the Group only has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the land of the properties or by other legal means internally. Caused the land rezoned to other use or transferred to entities outside the Group, land grant fee shall be paid for completion of rezoning or transfer.

As of the issuance date of this legal opinion, the above land use rights of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

Buildings

Regarding the buildings with building ownership certificates erected on the Authorized Allocated Land, the Group is the solely owner of these buildings and has the rights to transfer, grant, lease, mortgage or dispose of these buildings by other legal means internally. Caused the buildings are transferred to the entities outside the Group, relevant land grant fee of the land shall be paid for completion of the transfer.

As of the issuance date of this legal opinion, the buildings of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.



As of the issuance date of this legal opinion, the above land use rights of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

Regarding the Allocated Land and the Without Title Land and according to the Restructuring Agreement, ChinaCoal Group has undertaken to provide all necessary assistance to the Group in order to apply for the state-owned land use rights certificates in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

Buildings

Regarding the buildings with building ownership certificates erected on the Granted Land, the Authorized Allocated Land and the Allocated Land, the Group is the solely owner of these buildings.

Regarding the buildings erected on the Granted Land with building ownership certificates, the Group has the rights to transfer, grant, lease, mortgage or dispose of the buildings.

Regarding the buildings erected on the Authorized Allocated Land with building ownership certificates, the Group only has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the buildings by other legal means internally. Caused the buildings are transferred to the entities outside the Group, relevant land grant fee of the land shall be paid for completion of the transfer.

Regarding the buildings erected on the Allocated Land and the Without Title Land with building ownership certificates, the Group has the rights to transfer, grant, lease, mortgage or dispose of the buildings by other legal means once the Group has completed the granted land formality for the land on which the buildings are erected.

Regarding the buildings without building ownership certificates erected on the Granted Land, the Authorized Allocated Land, the Allocated Land and the Without Title Land, once relevant building ownership certificates obtained by the Group, the rights for the Group to transfer, grant, mortgage or dispose of the buildings by other legal means shall be consistent with those as stated above.

ChinaCoal Group has undertaken to provide all necessary assistance to the Group in order to apply for the building ownership certificates in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

As of the issuance date of this legal opinion, the buildings of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

(4) Due to insufficient title proof to the aforesaid buildings erected on the Allocated Land with a total gross floor area of approximately 349.65 sq m and those erected on the Without Title Land with a total gross floor area of approximately 337.28 sq m, we have attributed no commercial value to these buildings. For indication purpose, as of the date of valuation, the depreciated replacement cost of these buildings (excluding the land) was approximately RMB1,240,000.

(5) In the course of our valuation, we have attributed no commercial value to the Allocated Land portion and the Without Title Land portion of the properties due to the fact that these portions of the properties are not freely transferable in the market.



Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006 RMB
8. Properties held by 中國煤炭工業秦皇島進出口有限公司 (China National Coal Industry Qinhuangdao Imp. & Exp. Co., Ltd.) in Hebei province in the PRC	The properties comprise 6 parcels of land with a total site area of approximately 17,290.79 sq m (186,118 sq ft) situated in Hebei province. The properties comprise 21 buildings, structures and ancillary facilities with a total gross floor area of approximately 10,659.53 sq m (114,739 sq ft) completed in various stages between 1985 and 2005. Details of the gross floor areas and uses of the properties are as follows:	The properties are occupied by the Group for production, office, warehouse and other ancillary facilities uses.	22,580,000 (Market value attributable to the Group: 22,580,000)

Use	Approximate Gross Floor Area sq m	sq ft
Production	350.30	3,771
Office	6,019.24	64,791
Warehouse	127.41	1,371
Ancillary facilities	4,162.58	44,806
Total	**10,659.53**	**114,739**

The land use rights of the properties are held for various terms with details as shown in note (1).

Notes:

(1) 中國煤炭工業秦皇島進出口有限公司 (China National Coal Industry Qinhuangdao Imp. & Exp. Co., Ltd.) ("Qinhuangdao Company"), a 100% owned subsidiary of the Company, has 6 parcels of land with a total site area of approximately 17,290.79 sq m. Among the land, a parcel of land with an area of approximately 5,247.25 sq m is the Authorized Allocated Land, 2 parcels of land with a total area of approximately 11,973.61 sq m are the Granted Land, a parcel of land with an area of approximately 69.93 sq m is the Allocated Land and the remaining 2 parcels of land are the Without Title Land.

(2) According to the information provided by the Group, the buildings of the properties held by Qinhuangdao Company are as follows:

The land which the buildings erected thereon	No. of building(s)	Approximate gross floor area ("GFA") (sq m)	GFA of building(s) with building ownership certificate ("BOC") (sq m)	GFA of building(s) without BOC (sq m)
Granted Land	11	7,004.17	6,246.24	757.93
Authorized Allocated Land	7	2,968.43	2,618.13	350.30
Allocated Land	1	349.65	349.65	—
Without Title Land	2	337.28	—	337.28
Total	21	10,659.53	9,214.02	1,445.51

(3) We have been provided with a copy of the legal opinion on the title to the properties prepared by Jia Yuan Law Firm, the Group's PRC legal adviser, which contains, inter-alia, the following information:

Land Use Rights

The Granted Land and the Authorized Allocated Land are held by the Group legally under the PRC laws. The Group has the rights to use such land legally under the PRC laws.

Regarding the Granted Land, the Group has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the land of the properties by other legal means during the remaining land use rights terms.

Regarding the Authorized Allocated Land, the Group only has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the land of the properties by other legal means internally. Caused the land rezoned to other use or transferred to entities outside the Group, land grant fee shall be paid for completion of rezoning or transfer.



Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
			RMB
7. Properties held by 中國煤炭工業進出口集團青島有限公司 (China National Coal Industry Imp. & Exp. Group (Qingdao) Co., Ltd.) in Shandong province in the PRC	The properties comprise a parcel of land with a site area of approximately 4,715.28 sq m (50,755 sq ft) situated in Shandong province. The properties comprise 5 buildings, structures and ancillary facilities with a total gross floor area of approximately 6,083.30 sq m (65,480 sq ft) completed in various stages between 1978 and 1995. Details of the gross floor areas and uses of the properties are as follows:	The properties are occupied by the Group for office and other ancillary facilities uses.	11,940,000 (Market value attributable to the Group: 11,940,000)

	Approximate Gross Floor Area	
Use	sq m	sq ft
Office	4,236.00	45,596
Ancillary facilities	1,847.30	19,884
Total	6,083.30	65,480

The land use rights of the properties are held for various terms with details as shown in note (1).

Notes:

(1) 中國煤炭工業進出口集團青島有限公司 (China National Coal Industry Imp. & Exp. Group (Qingdao) Co., Ltd.) ("Qingdao Company"), a 100% owned subsidiary of the Company, has a parcel of the Granted Land with a site area of approximately 4,715.28 sq m.

(2) According to the information provided by the Group, the buildings of the properties held by Qingdao Company are as follows:

The land which the buildings erected thereon	No. of building(s)	Approximate gross floor area ("GFA") (sq m)	GFA of building(s) with building ownership certificate ("BOC") (sq m)	GFA of building(s) without BOC (sq m)
Granted Land	5	6,083.30	5,810.05	273.25
Total	5	6,083.30	5,810.05	273.25

(3) We have been provided with a copy of the legal opinion on the title to the properties prepared by Jia Yuan Law Firm, the Group's PRC legal adviser, which contains, inter-alia, the following information:

Land Use Rights

The Granted Land is held by the Group legally under the PRC laws. The Group has the rights to use such land legally under the PRC laws.

Regarding the Granted Land, the Group has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the land of the properties by other legal means during the remaining land use rights terms.

As of the issuance date of this legal opinion, the above land use rights of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

Buildings

Regarding the buildings with building ownership certificates erected on the Granted Land, the Group is the solely owner of these buildings and has the rights to transfer, give, lease and mortgage or dispose of these buildings by other legal means.

Regarding the buildings without building ownership certificates erected on the Granted Land, once relevant building ownership certificates obtained by the Group, the rights for the Group to transfer, grant, mortgage or dispose of the buildings by other legal means shall be consistent with those as stated above.

ChinaCoal Group has undertaken to provide all necessary assistance in order to apply for the building ownership certificates in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

As of the issuance date of this legal opinion, the buildings of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.



Buildings

Regarding the buildings with building ownership certificates erected on the Granted Land and the Leased Land, the Group is the solely owner of these buildings.

Regarding the buildings erected on the Granted Land with building ownership certificates, the Group has the rights to transfer, grant, lease, mortgage or dispose of the buildings.

Regarding the buildings erected on the Leased Land with building ownership certificates, the Group has the rights to transfer, grant, lease, mortgage or dispose of the buildings by other legal means by getting prior notice from the lessors.

Regarding the buildings without building ownership certificates erected on the Granted Land and the Leased Land, once relevant building ownership certificates obtained by the Group, the rights for the Group to transfer, grant, mortgage or dispose of the buildings by other legal means shall be consistent with those as stated above.

ChinaCoal Group has undertaken to provide all necessary assistance to the Group in order to apply for the building ownership certificates in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

As of the issuance date of this legal opinion, the buildings of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

(5) Due to insufficient title proof to the aforesaid buildings erected on Leased Land with a total gross floor area of approximately 37,607.80 sq m, we have attributed no commercial value to these buildings. For indication purpose, as of the date of valuation, the depreciated replacement cost of these buildings (excluding the land) was approximately RMB13,090,000.

(6) In the course of our valuation, we have attributed no commercial value to the Leased Land portion of the properties due to the fact that this portion of the properties is not freely transferable in the market.



	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
				RMB
6.	Properties held by 華光資源有限公司 (Sunfield Resources Pty. Ltd.) in Shanxi and Shaanxi provinces in the PRC	The properties comprise a coal mine and ancillary facility which is situated on 6 parcels of land with a total site area of approximately 429,636.21 sq m (4,624,604sq ft) located in Shanxi and Shaanxi provinces. The properties comprise 90 buildings, structures and ancillary facilities with a total gross floor area of approximately 52,300.04 sq m (562,958sq ft) completed in various stages between 1989 and 2004. Details of the gross floor areas and uses of the properties are as follows:	The properties are occupied by the Group for production, office, warehouse and other ancillary facilities uses.	42,530,000 (Market value attributable to the Group: 23,390,000)

Use	Approximate Gross Floor Area sq m	sq ft
Production	24,323.33	261,816
Office	8,175.53	88,002
Warehouse	2,894.87	31,161
Ancillary facilities	16,906.31	181,979
Total	**52,300.04**	**562,958**

The land use rights of the properties are held for various terms with details as shown in note (1).

Notes:

(1) 華光資源有限公司(Sunfield Resources Pty. Ltd.) ("Sunfield Resources"), a 100% owned subsidiary of the Company, has 2 parcels of the Granted Land with a total site area of approximately 87,944.40 sq m.

(2) According to the information provided by the Group, Sunfield Resources also leases 4 parcels of land with a site area of approximately 341,691.81sq m (the "Leased Land") for the construction of its 52 owned buildings.

(3) According to the information provided by the Group, the buildings of the properties held by Sunfield Resources are as follows:

The land which the buildings erected thereon	No. of building(s)	Approximate gross floor area ("GFA") (sq m)	GFA of building(s) with building ownership certificate ("BOC") (sq m)	GFA of building(s) without BOC (sq m)
Granted Land	38	14,692.24	14,196.24	496.00
Leased Land	52	37,607.80	10,561.12	27,046.68
Total	90	52,300.04	24,757.36	27,542.68

(4) We have been provided with a copy of the legal opinion on the title to the properties prepared by Jia Yuan Law Firm, the Group's PRC legal adviser, which contains, inter-alia, the following information:

Land Use Rights

The Granted Land are held by the Group legally under the PRC laws. The Group has the rights to use such land legally under the PRC laws.

Regarding the Granted Land, the Group has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the land of the properties by other legal means during the remaining land use rights terms.

As of the issuance date of this legal opinion, the above land use rights of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

Regarding the Leased Land, the lessor of the land has not obtained approval from the relevant land administration authorities for the land lease. The leases of the Leased Land are legal and valid. ChinaCoal Group has undertaken to legalize the leases of the land used by the Group legally in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.



	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
				RMB
5.	Properties held by 中煤連雲港進出口有限公司 (China Coal Lianyungang Imp. & Exp. Co., Ltd.) in Jiangsu province in the PRC	The properties comprise 2 parcels of land with a total site area of approximately 12,479.30 sq m (134,327 sq ft) situated in Jiangsu province. The properties comprise 17 buildings, structures and ancillary facilities with a total gross floor area of approximately 9,307.41 sq m(100,185 sq ft) completed in various stages between 1985 and 2000. Details of the gross floor areas and uses of the properties are as follows:	The properties are occupied by the Group for office and other ancillary facilities uses.	25,220,000 (Market value attributable to the Group: 25,220,000)

Use	Approximate Gross Floor Area	
	sq m	sq ft
Office	6,094.97	65,606
Ancillary facilities	3,212.44	34,579
Total	**9,307.41**	**100,185**

The land use rights of the properties are held for various terms with details as shown in note (1).

Notes:

(1) 中煤連雲港進出口有限公司 (China Coal Lianyungang Imp. & Exp. Co., Ltd.) ("Lianyungang Company"), a 100% owned subsidiary of the Company, has 2 parcels of the Granted Land with a total area of approximately 12,479.30 sq m.

(2) According to the information provided by the Group, the buildings of the properties held by "Lianyungang Company" are as follows:

The land which the buildings erected thereon	No. of building(s)	Approximate gross floor area ("GFA") (sq m)	GFA of building(s) with building ownership certificate ("BOC") (sq m)	GFA of building(s) without BOC (sq m)
Granted Land	17	9,307.41	9,307.41	—
Total	17	9,307.41	9,307.41	—

(3) We have been provided with a copy of the legal opinion on the title to the properties prepared by Jia Yuan Law Firm, the Group's PRC legal adviser, which contains, inter-alia, the following information:

Land Use Rights

The Granted Land are held by the Group legally under the PRC laws. The Group has the rights to use such land legally under the PRC laws.

Regarding the Granted Land, the Group has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the land of the properties by other legal means during the remaining land use rights terms.

As of the issuance date of this legal opinion, the above land use rights of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

Buildings

Regarding the buildings with building ownership certificates erected on the Granted Land, the Group is the solely owner of these buildings and has the rights to transfer, give, lease and mortgage or dispose of these buildings by other legal means.

As of the issuance date of this legal opinion, the buildings of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.



(3) According to the information provided by the Group, the buildings of the properties held by "Shanghai Datun Energy" are as follows:

The land which the buildings erected thereon	No. of building(s)	Approximate gross floor area ("GFA") (sq m)	GFA of building(s) with building ownership certificate ("BOC") (sq m)	GFA of building(s) without BOC (sq m)
Granted Land	267	272,447.68	266,983.63	5,464.05
Allocated Land	1	838.18	838.18	—
Leased Land	100	48,669.84	48,669.84	—
Total	368	321,955.70	316,491.65	5,464.05

(4) We have been provided with a copy of the legal opinion on the title to the properties prepared by Jia Yuan Law Firm, the Group's PRC legal adviser, which contains, inter-alia, the following information:

Land Use Rights

The Granted Land are held by the Group legally under the PRC laws. The Group has the rights to use such land legally under the PRC laws.

Regarding the Granted Land, the Group has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the land of the properties by other legal means during the remaining land use rights terms.

As of the issuance date of this legal opinion, the above land use rights of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

Regarding the Allocated Land and according to the Restructuring Agreement, ChinaCoal Group has undertaken to provide all necessary assistance to the Group in order to apply for the state-owned land use rights certificates in 12 months from the date of establishment of the Company. ChinaCoal Group also has undertaken to compensate against all losses due to any issue arising from failing to obtain the state-owned land use rights certificates, but except for settlement of land grant fee which shall be paid by the Group. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding

Regarding the Leased Land, some of the leases for the Leased Land is legal and valid as the land has granted land use rights certificates. To the remaining leases for the Leased Land, the land has no granted land use rights certificates, ChinaCoal Group has undertaken to make the land be used by the Group legally in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

Buildings

Regarding the buildings with building ownership certificates erected on the Granted Land, the Allocated and the Leased Land, the Group is the solely owner of these buildings.

Regarding the buildings erected on the Granted Land with building ownership certificates, the Group has the rights to transfer, grant, lease, mortgage or dispose of the buildings.

Regarding the buildings erected on the Leased Land with building ownership certificates, the Group has the rights to transfer, grant, lease, mortgage or dispose of the buildings by other legal means by getting prior notice from the lessors.

Regarding the buildings erected on the Allocated Land with building ownership certificates, the Group has the rights to transfer, grant, lease, mortgage or dispose of the buildings by other legal means once the Group has completed the granted land formality for the land on which the buildings are erected.

Regarding the buildings without building ownership certificates erected on the Granted Land, once relevant building ownership certificates obtained by the Group, the rights for the Group to transfer, grant, mortgage or dispose of the buildings by other legal means shall be entitled to be consistent with those as stated above.

As of the issuance date of this legal opinion, the above land use rights of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

(5) Due to insufficient title proof to the aforesaid buildings erected on the Leased Land with a total gross floor area of approximately 48,669.84 sq m, and those erected on the Allocated Land with a total gross floor area of approximately 838.18 sq m, we have attributed no commercial value to these buildings. For indication purpose, as of the date of valuation, the depreciated replacement cost of these buildings (excluding the land) was approximately RMB27,990,000.

(6) In the course of our valuation, we have attributed no commercial value to the Allocated Land and the Leased Land of the properties due to the fact that this portion of the properties is not freely transferable in the market.



	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
				RMB
4.	Properties held by 上海大屯能源股份有限公司 (Shanghai Datun Energy Resources Co., Ltd) in Shanghai Municipality and Jiangsu province in PRC	The properties comprise 4 coal mines and ancillary facilities which are situated on 150 parcels of land with a total site area of approximately 3,858,186.77 sq m (41,529,522 sq ft) located in Shanghai Municipality and Jiangsu province.	The properties are occupied by the Group for production, office, warehouse and other ancillary facilities uses.	994,650,000 (Market value attributable to the Group: 571,190,000)

The properties comprise 368 buildings, structures and ancillary facilities with a total gross floor area of approximately 321,955.70 sq m (3,465,531 sq ft) completed in various stages between 1971 and 2006.

Details of the gross floor areas and uses of the properties are as follows:

Use	Approximate Gross Floor Area sq m	sq ft
Production	220,985.37	2,378,687
Office	59,375.29	639,115
Warehouse	11,237.95	120,965
Ancillary facilities	30,357.09	326,764
Total	**321,955.70**	**3,465,531**

The properties also include a number of buildings, structures and ancillary facilities with a total gross floor area of approximately 43,448.27 sq m which were under construction as of the valuation date. A total construction cost of RMB79,287,362.72 has been incurred as of the valuation date. They are scheduled for completion in 2006.

The land use rights of the properties are held for various terms with details as shown in note (1).

Notes:

(1) 上海大屯能源股份有限公司 (Shanghai Datun Energy Resources Co., Ltd.), a 62.43% owned subsidiary of the Company ("Shanghai Datun Energy") has 57 parcels of land with a total site area of approximately 1,748,328.86 sq m. Among the land, 56 parcels of land with a total area of approximately 1,748,328.86 sq m are the Granted Land and the remaining one parcel of land is the Allocated Land.

(2) According to the information provided by the Group, Shanghai Datun Energy also leases 93 parcels of land with a total site area of approximately 2,109,857.91 sq m (the "Leased Land") for the construction of 100 buildings.



Regarding the Authorized Allocated Land, the Group only has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the land of the properties by other legal means internally. Caused the land rezoned to other use or transferred to entities outside the Group, land grant fee shall be paid for completion of rezoning or transfer.

Regarding the Retained Allocated Land, the Group only has the rights to occupy and use the land of the properties internally. After completion of land granted formality and settlement of land grant fee, the Group has the rights to transfer, lease or mortgage the land of the properties.

As of the issuance date of this legal opinion, the above land use rights of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

Regarding the Without Title Land and according to the Restructuring Agreement, ChinaCoal Group has undertaken to provide all necessary assistance to the Group in order to apply for the state-owned land use rights certificates in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

Buildings

Regarding the buildings with building ownership certificates erected on Authorized Allocated Land and the Retained Allocated Land, the Group is the solely owner of these buildings and has the rights to transfer, grant, lease and mortgage or dispose of these buildings by other legal means.

Regarding the buildings erected on the Authorized Allocated Land with building ownership certificates, the Group only has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the buildings by other legal means internally. Caused the buildings are transferred to the entities outside the Group, relevant land grant fee of the land shall be paid for completion of the transfer.

Regarding the buildings erected on the Retained Allocated Land with building ownership certificates, the Group has the rights to transfer, grant, lease, mortgage or dispose of the buildings by other legal means once completion of land granted formality and settlement of land grant fee.

Regarding the buildings without building ownership certificates erected on the Retained Allocated Land and the Without Title Land, once relevant building ownership certificates obtained by the Group, the right for the Group to transfer, grant, mortgage or dispose of the buildings by other legal means shall be consistent with those as stated above.

ChinaCoal Group has undertaken to provide all necessary assistance to the Group in order to apply for the building ownership certificates in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

As of the issuance date of this legal opinion, the buildings of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

(4) Due to restricted rights to the aforesaid buildings erected on the Retained Allocated Land with a total gross floor area of approximately 136,723.50 sq m and insufficient title proof to those buildings erected on the Without Title Land with a total gross floor area of approximately 96.83 sq m, we have attributed no commercial value to these buildings. For indication purpose, as of the date of valuation, the depreciated replacement cost of these buildings (excluding the land) was approximately RMB161,540,000.

(5) In the course of our valuation, we have attributed no commercial value to the Retained Allocated Land portion and the Without Title Land portion of the properties due to the fact that these portions of the properties are not freely transferable in the market.



Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
			RMB
3. Properties held by 山西中煤平朔安太堡煤炭有限責任公司 (Shanxi China Coal Pingshuo Antaibao Coal Co., Ltd.) in Shanxi province in the PRC	The properties comprise a coal mine and ancillary facility which is situated on 19 parcels of land with a total site area of approximately 25,222,746.59 sq m (271,497,644 sq ft) located in Shanxi province.	The properties are occupied by the Group for production, office, warehouse and other ancillary facilities uses.	102,290,000 (Market value attributable to the Group: 102,290,000)

The properties comprise 132 buildings, structures and ancillary facilities with a total gross floor area of approximately 139,057.23 sq m (1,496,812 sq ft) completed in various stages between 1984 and 2005.

Details of the gross floor areas and uses of the properties are as follows:

Use	Approximate Gross Floor Area sq m	sq ft
Production	120,137.67	1,293,162
Office	12,477.04	134,302
Warehouse	439.20	4,728
Ancillary facilities	6,003.32	64,620
Total	**139,057.23**	**1,496,812**

The properties also include a number of buildings, structures and ancillary facilities with a total gross floor area of approximately 3,600.00 sq m which were under construction as of the valuation date. A total construction cost of RMB24,207,669.79 has been incurred as of the valuation date. They are scheduled for completion in 2006.

The land use rights of the properties are held for various terms with details as shown in note (1).

Notes:

(1) 山西中煤平朔安太堡煤炭有限責任公司 (Shanxi China Coal Pingshuo Antaibao Coal Co., Ltd.) ("Pingshuo Antaibao"), a 100% owned subsidiary of the Company, has 19 parcels of land with a total site area of approximately 25,222,746.59 sq m. Among the land, 2 parcels of land with a total area of approximately 920,246.60 sq m are the Authorized Allocated Land, 16 parcels of land with a total area of approximately 24,302,499.99 sq m are the Retained Allocated Land, and the remaining one parcel of the Without Title Land.

(2) According to the information provided by the Group, the buildings of the properties held by Pingshuo Antaibao are as follows:

The land which the buildings erected thereon	No. of building(s)	Approximate gross floor area ("GFA") (sq m)	GFA of building(s) with building ownership certificate ("BOC") (sq m)	GFA of building(s) without BOC (sq m)
Authorized Allocated Land	8	2,236.90	2,236.90	—
Retained Allocated Land	123	136,723.50	132,374.42	4,349.08
Without Title Land	1	96.83	—	96.83
Total	132	139,057.23	134,611.32	4,445.91

(3) We have been provided with a copy of the legal opinion on the title to the properties prepared by Jia Yuan Law Firm, the Group's PRC legal adviser, which contains, inter-alia, the following information:

Land Use Rights

The Authorized Allocated Land and the Retained Allocated Land are held by the Group legally under the PRC laws. The Group has the rights to use these land legally under the PRC laws.



(3) We have been provided with a copy of the legal opinion on the title to the properties prepared by Jia Yuan Law Firm, the Group's PRC legal adviser, which contains, inter-alia, the following information:

Land Use Rights

The Granted Land, the Authorized Allocated Land and the Retained Allocated Land are held by the Group legally under the PRC laws. The Group has the rights to use such land legally under the PRC laws.

Regarding the Granted Land, the Group has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the land of the properties by other legal means during the remaining land use rights terms.

Regarding the Authorized Allocated Land, the Group only has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the land of the properties by other legal means internally. Caused the land rezoned to other use or transferred to entities outside the Group, relevant land grant fee shall be paid for completion of rezoning or transfer.

Regarding the Retained Allocated Land, the Group only has the rights to occupy and use the land of the properties internally. After completion of land granted formality and settlement of land grant fee, the Group has the rights to transfer, lease or mortgage the land of the properties.

As of the issuance date of this legal opinion, the above land use rights of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third party interest.

Regarding the Allocated Land and the Without Title Land, and according to the Restructuring Agreement, ChinaCoal Group has undertaken to provide all necessary assistance to the Group in order to apply for the state-owned land use rights certificates in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

Buildings

Regarding the buildings with building ownership certificates erected on the Granted Land, the Authorized Allocated Land, the Retained Allocated Land and the Allocated Land, the Group is the solely owner of these buildings.

Regarding the buildings erected on the Granted Land with building ownership certificates, the Group has the rights to transfer, grant, lease, mortgage or dispose of the buildings.

Regarding the buildings erected on the Authorized Allocated Land with building ownership certificates, the Group only has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the buildings by other legal means internally. Caused the buildings are transferred to the entities outside the Group, relevant land grant fee of the land shall be paid for completion of the transfer.

Regarding the buildings erected on the Retained Allocated Land with building ownership certificates, the Group has the rights to transfer, grant, lease, mortgage or dispose of the buildings by other legal means once completion of land granted formality and settlement of land grant fee.

Regarding the buildings erected on the Allocated Land with building ownership certificates, the Group has the rights to transfer, grant, lease, mortgage or dispose of the buildings by other legal means once the Group has completed the granted land formality for the land on which the buildings are erected.

Regarding the buildings without building ownership certificate erected on the Authorized Allocated Land and the Retained Allocated Land, once relevant building ownership certificates obtained by the Group, the rights for the Group to transfer, grant, mortgage or dispose of the buildings by other legal means shall be consistent with those as stated above.

ChinaCoal Group has undertaken to provide all necessary assistance in order to apply for the building ownership certificates in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

As of the issuance date of this legal opinion, the above buildings of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

(4) Due to restricted rights to the aforesaid buildings erected on the Retained Allocated Land with a total gross floor area of approximately 128,535.68 sq m, and insufficient title proof to those buildings erected on the Allocated Land with a total gross floor area of approximately 7,859.25 sq m, we have attributed no commercial value to these buildings. For indication purpose, as of the date of valuation, the depreciated replacement cost of these buildings (excluding the land) was approximately RMB318,820,000.

(5) In the course of our valuation, we have attributed no commercial value to the Retained Allocated Land portion, the Allocated Land portion and the Without Title Land portion of the properties due to the fact that these portions of the properties are not freely transferable in the market.



Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
			RMB
2. Properties held by 山西平朔安家嶺露天煤炭有限公司 (Shanxi Pingshuo Anjialing Surface Mine Co., Ltd.) in Shanxi province in the PRC	The properties comprise 3 coal mines and ancillary facilities which are situated on 19 parcels of land with a total site area of approximately 14,852,759.93 sq m (159,875,108 sq ft) located in Shanxi province.	The properties are occupied by the Group for production, office, warehouse and other ancillary facilities uses.	671,410,000 (Market value attributable to the Group: 671,410,000)

The properties comprise 261 buildings, structures and ancillary facilities with a total gross floor area of approximately 321,701.81 sq m (3,462,798 sq ft) completed in various stages between 1983 and 2005.

Details of the gross floor areas and uses of the properties are as follows:

Use	Approximate Gross Floor Area sq m	sq ft
Production	73,698.46	793,290
Office	66,579.16	716,658
Warehouse	6,759.41	72,758
Ancillary facilities	174,664.78	1,880,092
Total	**321,701.81**	**3,462,798**

The properties also include a number of buildings, structures and ancillary facilities with a total gross floor area of approximately 27,613.37 sq m which were under construction as of the valuation date. A total construction cost of RMB435,952,371.67 has been incurred as of the valuation date. They are scheduled for completion in 2006.

The land use rights of the properties are held for various terms with details as shown in note (1).

Notes:

(1) 山西平朔安家嶺露天煤炭有限公司 (Shanxi Pingshuo Anjialing Surface Mine Co., Ltd.) ("Pingshuo Anjialing"), a 100% owned subsidiary of the Company, has 19 parcels of land with a total site area of approximately 14,852,759.93 sq m. Among the land, a parcel of land with a total area of approximately 27,493.47 sq m is the Granted Land, 9 parcels of land with a total area of approximately 802,796.99 sq m are the Authorized Allocated Land, 5 parcels of land with a total area of approximately 13,547,757.47 sq m are the Retained Allocated Land, 3 parcels of land with a total area of approximately 8,022.00sq m are the Allocated Land and the remaining one parcel of land with an area of approximately 466,690.00sq m is the Without Title Land.

(2) According to the information provided by the Group, the buildings of the properties held by "Pingshuo Anjialing" are as follows:

The land which the buildings erected thereon	No. of building(s)	Approximate gross floor area ("GFA") (sq m)	GFA of building(s) with building ownership certificate ("BOC") (sq m)	GFA of building(s) without BOC (sq m)
Granted Land	—	—	—	—
Authorized Allocated Land	171	185,306.88	183,226.88	2,080.00
Retained Allocated Land	87	128,535.68	123,881.68	4,654.00
Allocated Land	3	7,859.25	7,859.25	—
Without Title Land	—	—	—	—
Total	261	321,701.81	314,967.81	6,734.00



Regarding the Retained Allocated Land, the Group only has the rights to occupy and use the land of the properties internally. After completion of land granted formality and settlement of land grant fee, the Group has the rights to transfer, lease or mortgage the land of the properties.

As of the issuance date of this legal opinion, the above land use rights of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

Regarding the Without Title Land and according to the Restructuring Agreement, ChinaCoal Group has undertaken to provide all necessary assistance to the Group in order to apply for the state-owned land use rights certificates in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

Buildings

Regarding the buildings with building ownership certificates erected on the Granted Land, the Retained Allocated Land and the Without Title Land, the Group is the solely owner of these buildings.

Regarding the buildings erected on the Granted Land with building ownership certificates, the Group has the rights to transfer, grant, lease, mortgage or dispose of the buildings.

Regarding the buildings erected on the Retained Allocated Land with building ownership certificates, the Group has the rights to transfer, grant, lease, mortgage or dispose of the buildings by other legal means once completion of land granted formality and settlement of land grant fee.

Regarding the buildings erected the Without Title Land with building ownership certificates, the Group has the rights to transfer, grant, lease, mortgage or dispose of the buildings by other legal means once the Group has completed the granted land formality for the land on which the buildings are erected.

Regarding the buildings without building ownership certificates erected on the Retained Allocated Land and the Without Title Land, once relevant building ownership certificates obtained by the Group, the rights for the Group to transfer, grant, mortgage or dispose of the buildings by other legal means shall be entitled to be consistent with those as stated above.

ChinaCoal Group has undertaken to provide all necessary assistance in order to apply for the building ownership certificates in 12 months from the date of establishment of the Company. The undertaking given by ChinaCoal Group to the Group is legal, valid and binding.

As of the issuance date of this legal opinion, the buildings of the properties have not engaged in any litigation, confiscation or disputes and are not subject to any pledges, liens and other third parties interest.

(4) Due to the restricted rights to the aforesaid buildings erected on the Retained Allocated Land with a total gross floor area of approximately 98,514.38 sq m and insufficient title proof to those buildings erected on the Without Title Land with a total gross floor area of approximately 8,365.78 sq m, we have attributed no commercial value to these buildings. For indication purpose, as of the date of valuation, the depreciated replacement cost of these buildings (excluding the land) was approximately RMB80,080,000.

(5) In the course of our valuation, we have attributed no commercial value to the Retained Allocated Land portion and Without Title Land portion of the properties due to the fact that these portions of the properties are not freely transferable in the market.



VALUATION CERTIFICATE

Group I — Property interests held by the Group for owner occupation in the PRC

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as of 30 September 2006
				RMB
1.	Properties held by 華晉焦煤有限責任公司 (Huajin Coking Coal Co., Ltd.) in Shanxi province in the PRC	The properties comprise 2 coal mines and ancillary facilities which are situated on 19 parcels of land with a total site area of approximately 1,044,463.83 sq m (11,242,609 sq ft) located in Shanxi province. The properties comprise 164 buildings, structures and ancillary facilities with a total gross floor area of approximately 150,356.06 sq m (1,618,432 sq ft), completed in various stages between 1991 and 2006. Details of the gross floor areas and uses of the properties are as follows:	The properties are occupied by the Group for production, office, warehouse and other ancillary facilities uses.	78,450,000 (Market value attributable to the Group: 39,220,000)

Use	Approximate Gross Floor Area	
	sq m	sq ft
Production	64,619.40	695,563
Office	13,195.44	142,036
Warehouse	3,706.38	39,895
Ancillary facilities	68,834.84	740,938
Total	**150,356.06**	**1,618,432**

The land use rights of the properties are held for various terms with details as shown in note (1).

Notes:

(1) 華晉焦煤有限責任公司 (Huajin Coking Coal Co., Ltd.) ("Huajin Coking"), of which the company owns a 50% equity interest, has 19 parcels of land with a total site area of approximately 1,044,463.83 sq m. Among the land, 2 parcels of land with a total area of approximately 124,208.10 sq m are the Granted Land, 11 parcels of land with a total area of approximately 889,639.99 sq m are the Retained Allocated Land, and the remaining 6 parcels of land with a total area of approximately 30,615.74 sq m are the Without Title Land.

(2) According to the information provided by the Group, the buildings of the properties held by Huajin Coking are as follows:

The land which the buildings erected thereon	No. of building(s)	Approximate gross floor area ("GFA") (sq m)	GFA of building(s) with building ownership certificate ("BOC") (sq m)	GFA of building(s) without BOC (sq m)
Granted Land	21	43,475.90	43,475.90	—
Retained Allocated Land	128	98,514.38	71,546.24	26,968.14
Without Title Land	15	8,365.78	1,351.41	7,014.37
Total	164	150,356.06	116,373.55	33,982.51

(3) We have been provided with a copy of the legal opinion on the title to the properties prepared by Jia Yuan Law Firm, the Group's PRC legal adviser, which contains, inter-alia, the following information:

Land Use Rights

The Granted Land and the Retained Allocated Land are held by the Group legally under the PRC laws. The Group has the rights to use such land legally under the PRC laws.

Regarding the Granted Land, the Group has the rights to occupy, use, grant, transfer, lease, mortgage or dispose of the land of the properties by other legal means during the remaining land use rights terms.



Property	Market value in existing state as of 30 September 2006	Market value attributable to the Group in existing state as of 30 September 2006
	RMB	RMB
15. Properties held by 中國煤礦機械裝備有限責任公司 (China National Coal Mining Equipment Co., Ltd.) in Beijing Municipality and Hebei province in the PRC	502,900,000	502,900,000
16. Properties held by 中煤西安設計工程有限責任公司 (China Coal Xi'an Design Engineering Co., Ltd.) in Shaanxi, Hebei and Fujian provinces in the PRC	142,340,000	142,340,000
Sub-total	**3,211,040,000**	**2,561,620,000**
Group II — Property interests leased by the Group in the PRC, Hong Kong and Australia		
17. A property leased by the Company in Beijing Municipality in the PRC	No Commercial Value	Nil
18. A property leased by 上海中煤華東有限公司 (Shanghai ChinaCoal East China Co., Ltd.) in Shanghai Municipality in the PRC	No Commercial Value	Nil
19. Properties leased by 華光資源有限公司 (Sunfield Resources Pty. Ltd.) in Shanxi province in the PRC and in Australia	No Commercial Value	Nil
20. A property leased by 中國煤炭工業進出口集團青島有限公司 (China National Coal Industry Imp. & Exp. Group (Qingdao) Co., Ltd.) in Shandong province in the PRC	No Commercial Value	Nil
21. Properties leased by 中煤焦化控股有限責任公司 (China Coal & Coke Holdings Ltd.) in Beijing Municipality, Shanxi and Heilongjiang provinces in the PRC and in Hong Kong	No Commercial Value	Nil
22. Properties leased by 中國煤礦機械裝備有限責任公司 (China National Coal Mining Equipment Co., Ltd.) in Beijing Municipality and Hebei province in the PRC	No Commercial Value	Nil
23. Properties leased by 上海大屯能源股份有限公司 (Shanghai Datun Energy Resources Co., Ltd.) in Shanghai Municipality in the PRC	No Commercial Value	Nil
24. A property leased by 中煤招標有限責任公司 (China Coal Tendering Co., Ltd.) in Beijing Municipality in the PRC	No Commercial Value	Nil
25. A property leased by 中國煤炭開發有限責任公司 (China National Coal Development Co., Ltd.) in Beijing Municipality in the PRC	No Commercial Value	Nil
Sub-total	**Nil**	**Nil**
Total	**3,211,040,000**	**2,561,620,000**


savills
第一太平戴維斯

SUMMARY OF VALUES

Property		Market value in existing state as of 30 September 2006	Market value attributable to the Group in existing state as of 30 September 2006
		RMB	RMB
Group I — Property interests held by the Group for owner occupation in the PRC			
1.	Properties held by 華晉焦煤有限責任公司 (Huajin Coking Coal Co., Ltd.) in Shanxi province in the PRC	78,450,000	39,220,000
2.	Properties held by 山西平朔安家嶺露天煤炭有限公司 (Shanxi Pingshuo Anjialing Surface Mine Co., Ltd.) in Shanxi province in the PRC	671,410,000	671,410,000
3.	Properties held by 山西中煤平朔安太堡煤炭有限責任公司 (Shanxi China Coal Pingshuo Antaibao Coal Co., Ltd.) in Shanxi province in the PRC	102,290,000	102,290,000
4.	Properties held by 上海大屯能源股份有限公司 (Shanghai Datun Energy Resources Co., Ltd.) in Shanghai Municipality and Jiangsu province in the PRC	994,650,000	571,190,000
5.	Properties held by 中煤連雲港進出口有限公司 (China Coal Lianyungang Imp. & Exp. Co., Ltd.) in Jiangsu province in the PRC................................	25,220,000	25,220,000
6.	Properties held by 華光資源有限公司 (Sunfield Resources Pty. Ltd.) in Shanxi and Shaanxi provinces in the PRC...	42,530,000	23,390,000
7.	Properties held by 中國煤炭工業進出口集團青島有限公司 (China National Coal Industry Imp. & Exp. Group (Qingdao) Co., Ltd.) in Shandong province in the PRC ..	11,940,000	11,940,000
8.	Properties held by 中國煤炭工業秦皇島進出口有限公司 (China National Coal Industry Qinhuangdao Imp. & Exp. Co., Ltd.) in Hebei province in the PRC	22,580,000	22,580,000
9.	Properties held by 秦皇島中煤儲運有限公司 (Qinhuangdao China Coal Warehousing and Transportation Co., Ltd.) in Hebei province in the PRC ..	90,950,000	71,330,000
10.	Properties held by 朔州中煤平朔能源有限公司 (Shuozhou China Coal Pingshuo Energy Co., Ltd.) in Shanxi province in the PRC	No Commercial Value	Nil
11.	A property held by 中國煤炭工業進出口集團黑龍江有限公司 (China National Coal Industry Imp. & Exp. Group (Heilongjiang) Co., Ltd.) in Heilongjiang province in the PRC.............	8,910,000	8,910,000
12.	Properties held by 中國煤炭工業進出口集團日照有限公司 (Chian National Coal Industry Imp. & Exp. Group (Rizhao) Co., Ltd.) in Shandong province in the PRC ...	40,720,000	40,720,000
13.	Properties held by 天津中煤進出口有限公司 (China National Coal Imp. & Exp. (Tianjin) Co.. Ltd.) in Tianjin Municipality in the PRC	52,420,000	52,420,000
14.	Properties held by 中煤焦化控股有限責任公司 (China Coal & Coke Holdings Ltd.) in Shanxi, Hebei and Heilongjiang provinces in the PRC	423,730,000	275,760,000



relevant information. Dimensions, measurements and areas included in the valuation certificate are based on information contained in the documents provided to us and are therefore only approximations. We have not been able to carry out on-site measurements to verify the correctness of the site and floor areas of the properties and we have assumed that the site and floor areas shown on the documents handed to us are correct.

We have no reason to doubt the truth and accuracy of the information provided to us by the Group which is material to the valuation. We were also advised by the Group that no material facts have been omitted from the information provided. We consider that we have been provided with sufficient information to reach an informed view.

We have inspected the exterior and, where possible, the interior of the properties valued. In the course of our inspection, we did not note any serious defects. However, no structural survey has been made, we are therefore unable to report that the properties are free of rot, infestation, or any other structural defects. No test has been carried out to any of the services. Moreover, we have not carried out any site investigations to determine the suitability of the ground conditions and the services etc, for any future development. Our valuation is prepared on the assumption that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred during the construction period.

No allowance has been made in our valuation for any charges, mortgages or amounts owing on any property or for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the properties are free from encumbrances, restrictions and outgoings of an onerous nature which could affect their values.

In preparing our valuation report, we have complied with the relevant provisions of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) and all the requirements under Chapter 5, and Practice Note 12 and 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited except for those in respect of which exemptions or waivers have been applied for as described under "Business — Properties" of this Prospectus. We have had also regard to the requirements contained in Valuation Standards on Properties (First Edition 2005) published by The Hong Kong Institute of Surveyors.

Unless otherwise stated, all money amounts stated are in Renminbi (RMB). In valuing property interests in Group II, we have adopted exchange rates of AU$1 to RMB5.9035 and HK$1 to RMB1.0143 which were prevailing as of the date of valuation.

We enclose herewith our summary of values and valuation certificate.

Yours faithfully,
For and on behalf of
Savills Valuation and Professional Services Limited

Charles C K Chan
MSc FRICS FHKIS MCIArb RPS(GP)
Managing Director

Note: Mr. Charles C K Chan, a Chartered Estate Surveyor, MSc, FRICS, FHKIS, MCIArb, RPS(GP), has about 22 years' experience in the valuation of properties in Hong Kong and has extensive experience in the valuation of properties in the PRC and the Asia Pacific regions.



The market value is the best price reasonably obtainable in the market by the seller and the most advantageous price reasonably obtainable in the market by the buyer. This estimate specifically excludes an estimated price inflated or deflated by special terms or circumstances such as atypical financing, sale and leaseback arrangements, special considerations or concessions granted by anyone associated with the sale, or any element of special value. The market value of a property is also estimated without regard to costs of sale and purchase, and without offset for any associated taxes.

The property interests in Group I are held by the Group for owner occupation. Due to the specific purposes for which the buildings and structures in Group I have been constructed, there are no readily identifiable market comparables available, thus the buildings and structures cannot be valued on the basis of direct comparison. They have therefore been valued on the basis of their depreciated replacement cost. We would define depreciated replacement cost to be our opinion of the land value in its existing use together with an estimate of the new replacement costs of the buildings and structures, including fees and finance charges, from which deductions are then made to allow for age, condition and functional obsolescence. The depreciated replacement cost approach generally provides the most reliable indication of value for property in the absence of a known market based on comparable sales.

Regarding the land use rights transferred to the Group under the Restructuring Agreement, we have classified the land use rights into five categories by reference to its title documents obtained and the legal opinion of the Group's PRC legal adviser, Jia Yuan Law Firm. The five categories of the land use rights are set out below:

(1) The land use rights which ChinaCoal Group or its subsidiaries have obtained granted land use rights certificates ("Granted Land");

(2) The land use rights which ChinaCoal Group or its subsidiaries have obtained allocated land use rights certificates and have been authorized by The Ministry of Land and Resources of the PRC (the "MLR") to manage and operate, including contributing these parcels of allocated land as capital in the Company ("Authorized Allocated Land");

(3) The land use rights which the relevant subsidiaries of ChinaCoal Group have obtained allocated land use rights certificates and have been authorized by the MLR to retain the land use rights of these parcels of land ("Retained Allocated Land");

(4) The land use rights which ChinaCoal Group has obtained allocated land use rights certificates but such parcels of land are not included in the authorized allocated land and retained allocated land respectively referred to in sub-paragraphs (2) and (3) above ("Allocated Land"); and

(5) The land that the Group is in the process of applying for the land use rights certificates ("Without Title Land").

The property interests in Group II which are leased by the Group have no commercial values due to the prohibition against assignment or sub-letting or otherwise due to the lack of substantial profit rents.

We have been provided with copies of extracts of title documents relating to the properties. However, we have not inspected the original documents to verify the ownership or to verify any amendments which may not appear on the copies handed to us. We have relied to a considerable extent on information given by the Group and its legal adviser on PRC laws, regarding to the titles and other legal matters relating to the properties and have accepted advice given to us on such matters as planning approvals or statutory notices, easements, tenure, particulars of occupancy, identification of the properties, floor and site areas and all other

RECEIVED
2007 MAR 13 A 11:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE


savills
第一太平戴維斯

T: (852) 2801 6100
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savills.com

6 December 2006

The Directors
China Coal Energy Company Limited
1 Huang Si Da Jie
Chaoyang District
Beijing 100011
The People's Republic of China

Dear Sirs,

In accordance with your instructions for us to value the properties of which majority is located in the People's Republic of China (the "PRC") and the remainder is located in Hong Kong and Australia held by China Coal Energy Company Limited (hereinafter referred to as the "Company") and its subsidiaries and its jointly controlled entity (together referred to as the "Group"), we confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of values of such properties as of 30 September 2006. The Company was formed as a result of the Restructuring (please refer to "Restructuring" as stated in the section of Definitions in this Prospectus) launched by China National Coal Group Corporation (hereinafter referred to as "ChinaCoal Group"). According to the Restructuring Agreement entered into between ChinaCoal Group and the Company on 5 September 2006 (the "Restructuring Agreement"), all the property interests held by the Group were transferred by ChinaCoal Group as part of the Restructuring.

Our valuation of each of the properties is our opinion of its market value which we would define as intended to mean "The estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion."



REVIEW REPORT
ON THE UNAUDITED INTERIM FINANCIAL INFORMATION OF SHANGHAI DATUN TO THE DIRECTORS OF CHINA COAL ENERGY COMPANY LIMITED (CONTINUED)

Review Conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the PRC Interim Financial Information for the three months and the nine months ended 30 September 2005 and 2006.

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 6 December 2006





羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888
www.pwchk.com

REVIEW REPORT
ON THE UNAUDITED INTERIM FINANCIAL INFORMATION OF SHANGHAI DATUN
TO THE DIRECTORS OF CHINA COAL ENERGY COMPANY LIMITED

Introduction

We have been instructed by China Coal Energy Company Limited to review the unaudited interim financial information of Shanghai Datun Energy Resources Co., Ltd. ("Shanghai Datun") and its subsidiaries (hereinafter collectively referred to as the "Shanghai Datun Group") set out on pages IV-1 to IV-9 which comprises audited balance sheet as at 31 December 2005, unaudited balance sheet as at 30 September 2006, unaudited income statements for the three and the nine months ended 30 September 2005 and 2006, unaudited cash flow statements for the nine months ended 30 September 2005 and 2006 and the notes to these unaudited interim financial statements (collectively referred to as the "PRC Interim Financial Information").

Respective Responsibilities of Directors of Shanghai Datun and of China Coal Energy Company Limited and Accountants

The PRC Interim Financial Information is prepared based on the unaudited interim financial statements of Shanghai Datun Group. The China Securities Regulatory Commission of the People's Republic of China (the "PRC") requires enterprises whose securities are listed on any stock exchange in the PRC to prepare interim financial statements, which comply with Accounting Standard for Business Enterprises - "Interim Financial Reporting" issued by the Ministry of Finance of the PRC and the relevant provisions thereof. The interim financial statements are the responsibility of, and have been approved by, the directors of Shanghai Datun. The PRC Interim Financial Information is the responsibility of the directors of China Coal Energy Company Limited.

It is our responsibility to form an independent conclusion, based on our review, on the PRC Interim Financial Information.

Review Work Performed

We conducted our review with reference to Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of management of Shanghai Datun Group and China Coal Energy Company Limited, and applying analytical procedures to the PRC Interim Financial Information and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope that an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the PRC Interim Financial Information.



RECEIVED
2007 MAR 13 A 11:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888
www.pwchk.com

The Directors
China Coal Energy Company Limited

China International Capital Corporation (Hong Kong) Limited
Citigroup Global Markets Asia Limited
Morgan Stanley Dean Witter Asia Limited

6 December 2006

Dear Sirs,

We have reviewed the calculations and accounting policies adopted in arriving at the forecast consolidated profit attributable to equity holders of China Coal Energy Company Limited (the "Company") for the year ending 31 December 2006 (the "Profit Forecast") as set out in the subsection headed "Profit Forecast" in the section headed "Financial Information" in the prospectus of the Company dated 6 December 2006 (the "Prospectus").

We conducted our work in accordance with Auditing Guideline 3.341 "Accountants' Report on Profit Forecasts" issued by the Hong Kong Institute of Certified Public Accountants.

The Profit Forecast, for which the directors of the Company (the "Directors") are solely responsible, has been prepared by the Directors based on the audited combined results of the Company and its subsidiaries (hereinafter collectively referred to as the "Group") for the six months ended 30 June 2006, the unaudited consolidated results based on management accounts of the Group for the three months ended 30 September 2006 and a forecast of the consolidated results of the Group for the remaining three months ending 31 December 2006 on the basis that the current group structure had been in existence throughout the whole financial year ending 31 December 2006.

In our opinion, the Profit Forecast, so far as the calculations and accounting policies are concerned, has been properly compiled in accordance with the bases and assumptions made by the Directors as set out on page III-1 of Appendix III to the Prospectus, and is presented on a basis consistent in all material respects with the accounting policies presently adopted by the Group as set out in Note 3 of Section II of our report dated 6 December 2006, the text of which is set out in Appendix I to the Prospectus.

Yours faithfully,

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

关联方交易

（1） 采购货物

关联方名称	2003年度			2002年度	
	交易金额	所占比例	计价标准	交易金额	所占比例
煤机公司	919.28万	100%	12%毛利率	256万	59.40%

（3） 关联方应付余额

项 目	关联公司名称	2003年度	2002年度
其他应付款	煤机公司	1,769,267.48	0.00

七 承诺事项及或有事项

截至审计报告日（2004年2月8日），本公司未发现影响会计报表整体反映的重大承诺事项及或有事项。

八 期后事项

截至审计报告日（2004年2月8日），本公司未发现重大期后事项。

九 持续经营能力

截至审计报告日（2004年2月8日），本公司自身的经营活动、财务状况无重大影响持续经营能力事项。

业务招待费	42,522.40	22,934.50
差旅费	25,034.90	489.00
办公费	15,493.00	9,405.94
其他	45,804.40	31,589.37
合计	347,648.20	265,892.81

15　财务费用

项目	2003年度	2002年度
利息支出		
减：利息收入	2,758.47	1,263.70
银行手续费	35.50	138.50
合计	-2,722.97	-1,125.20

六　关联方及其交易

存在控制关系的关联方

（1）存在控制关系的关联方

企业名称	企业性质或类型	与本公司关系	注册地址	法定代表人	主营业务
张家口煤矿机械有限公司	国有独资公司	母公司	张家口市	郭东林	煤矿机械生产、销售

注：张家口煤矿机械有限公司以下简称“煤机公司”。

（2）存在控制关系的关联方的注册资本及其变化

企业名称	注册资本				持股比例			
	2002年12月31日	本期增加	本期减少	2003年12月31日	2002年12月31日	本期增加	本期减少	2003年12月31日
煤机公司	14500万			14500万	100%			100%

（3）存在控制关系的关联方的所持股份及其变化

关联方名称	持股金额		持股比例	
	2002年12月31日	2003年12月31日	2002年12月31日	2003年12月31日
煤机公司	580,000.00	580,000.00	100%	100%

10 其他应付款

单位名称/项目	金额	备注
工会经费	4,827.50	
职工教育经费	6,007.40	
张家口煤矿机械有限公司	1,769,267.48	
阳原生资公司	2,273.65	
合计	1,782,376.03	

11 实收资本期末余额为580,000.00元，与期初金额一致，为张家口煤矿机械有限公司投资。

12 未分配利润

项 目	金 额
2002.12.31	-35,921.99
本期增加	3,997.91
其中：本年净利润	3,997.91
本期减少	
2003.12.31	-31,924.08

13 营业费用

项目	2003年度	2002年度
运输费	11,901.00	0.00
合计	11,901.00	0.00

14 管理费用

项目	2003年度	2002年度
工资及附加	141,000.00	141,000.00
折旧费	2,449.00	20,474.00
修理费	32,144.50	
低值易耗品摊销	43,200.00	40,000.00

中装物资公司	8,612.46
合计	57,346.54

7 预收账款

债权人名称	金额	备 注
宏业铸钢	250,000.00	
金盛标准件有限公司	100,000.00	
物资再生利用总公司	74,781.50	
永方机电公司	62,750.00	
华旭综合加工厂	31,150.00	
兴达拔丝制钉厂	29,906.00	
北方重达工业总厂	27,475.00	
抚顺煤矿电机厂	8,750.00	
长沙矿山研究院	7,727.96	
英达石英砂厂	5,540.00	
其他	12,346.44	
合计	610,426.90	

8 应交税金

税项	2002年12月31日	2003年12月31日
增值税	-31,749.60	42,424.36
营业税		
城建税	2,056.82	4,329.16
企业所得税	569.48	877.59
合计	-29,123.30	47,631.11

9 其他未交款

项目	2002年12月31日	2003年12月31日
教育费附加	1,028.42	2,164.59
合计	1,028.42	2,164.59

其他应收款账龄情况分析如下：

账龄	2003年12月31日			2002年12月31日		
	金额	比例(%)	坏账准备	金额	比例(%)	坏账准备
1年以内				820,238.68	100.00	
1～2年	8,000.00	61.54				
2～3年						
3年以上	5,000.00	38.46				
合计	13,000.00	100.00		820,238.68	100.00	

4　存货

项目	2003年12月31日	2002年12月31日	超过三年的存货
库存商品	1,317,478.19	279,137.70	
低值易耗品			
合计	1,317,478.19	279,137.70	

5　固定资产及折旧

项目	2002年12月31日	本期增加	本期减少	2003年12月31日
一、按使用情况划分（原价）	44,190.00		36,860.00	7,330.00
1、在用固定资产	44,190.00		36,860.00	7,330.00
二、固定资产原价合计	44,190.00		36,860.00	7,330.00
其中：电子设备	44,190.00		36,860.00	7,330.00
三、累计折旧合计	39,275.00	2,449.00	36,860.00	4,864.00
其中：电子设备	39,275.00	2,449.00	36,860.00	4,864.00
四、固定资产净值合计	4,915.00			2,466.00
其中：电子设备	4,915.00			2,466.00

6　应付账款

债权人名称	金　额	备　注
西钢华北分公司	39,526.50	
西宁钢厂	9,207.58	

职工教育经费	1.5%
工会经费	2%
养老保险基金	20%

五　会计报表主要项目注释

1　货币资金

项　　目	2003年12月31日	2002年12月31日
现金	10,335.45	17,432.29
银行存款	1,423,804.68	106,104.05
合　　计	1,434,140.13	123,536.34

2　应收账款

应收账款账龄情况分析如下：

账龄	2003年12月31日			2002年12月31日		
	金额	比例(%)	坏账准备	金额	比例(%)	坏账准备
1年以内	158,688.72	66.86		111,236.48	78.96	
1～2年	56,742.44	23.91		4,294.01	3.05	
2～3年	4,294.01	1.81		7,727.96	5.49	
3年以上	17,612.50	7.42		17,612.50	12.5	
合计	237,337.67	100.00		140,870.95	100.00	

其中大额欠款单位列示如下：

单位名称	金额	备注
瑞安达物资有限公司	125,009.00	
宣钢机械厂	36,742.44	
永固高合金材料厂	33,680.00	
正达煤矿机械有限公司	20,000.00	
其　他	21,906.23	
合　计	237,337.67	

3　其他应收款

税　项	适 用 税 率
增值税	17%
城建税	7%
教育费附加	3.50%、4%
所得税	18%

增值税

本公司适用增值税，其中：内销产品销项税率为17%。

本公司购买原材料等支付的增值税进项税额可以抵扣销项税。

本公司的增值税应纳税额为当期销项抵减当期进项税后的余额。

城市维护建设税和教育费附加

本公司按照应交增值税7%计算缴纳城市维护建设税；2003年1月-11月按照应交增值税3.5%缴纳教育费附加，12月按4%的比例缴纳教育费附加。

所得税

本公司采用应付税款法。收入总额减除成本、费用以及损失后的余额为应纳税所得额。本公司企业及地方所得税是按照税法相关规定计提缴纳，本公司2003年税前利润为4,875.50元，按18%的比例缴纳所得税。

个人所得税

本公司职工的个人所得税由个人承担，公司代扣代缴。

四　职工福利及社会保险

据国家及张家口市劳动管理规定，本公司按职工工资总额的一定比例计提职工福利费和社会保险基金等。该等基金余额作为应付福利费或其他应付款反映在资产负债表上，计提比例如下：

职工福利费	14%

坏账的确认标准：债务单位撤销、破产、资不抵偿、现金流量严重不足、发生严重自然灾害等导致停产而在可预见的时间内无法偿付债务等；债务单位逾期未履行偿债义务超过 3 年；其他确凿证据表明确实无法收回或收回的可能性不大。

坏账损失的核算方法：坏账核算采用直接转销法，发生坏账损失经批准后直接记入管理费用。

6 存货

本公司存货主要包括库存商品、低值易耗品等。

存货购进采用实际成本计价，发出采用分批实际法核算。存货的成本由买价加运费、装卸费、保险费等构成。低值易耗品采用一次摊销法核算成本。

7 固定资产及折旧

固定资产指使用期限超过一年的房屋、建筑物、机器、机械、运输工具和其他与经营有关的设备、器具等。不属于生产、经营主要设备的物品、单位价值在 2000 元以上，并且使用年限超过 2 年的，也作为固定资产。

本公司外购或自建的固定资产以实际成本入账。固定资产折旧自其投入使用之次月起，按照预计使用年限采用直线法计算，并按固定资产类别，预计使用年限和预计残值确定折旧率。现本公司主要固定资产为电子设备，预计净残值为零，折旧年限为 5 年，年折旧率为 20%。

8 收入确认原则

本公司商品销售收入以企业已将商品所有权上的主要风险和报酬转移给购货方；企业既没有保留通常与所有权相联系的继续管理权，也没有对已售出的商品实施控制；与企业相关的经济利益能够流入企业；相关的收入和成本能够可靠地计量，即作为收入的实现。

三 主要税项

张家口市煤达物资贸易公司
会计报表附注

2003年度

一 公司的基本情况

张家口市煤达物资贸易公司（以下简称本公司）成立于1992年，现隶属于张家口煤矿机械有限公司。本公司1992年5月取得张家口市工商行政管理局核发的字1307001400504号企业法人营业执照，注册资本为59万元，实收资本为58万元，由张家口煤矿机械有限公司出资，法定代表人：李升俊，企业住所：桥东区工业街甲51号，经济性质为国有。

本公司经营范围：金属材料（不含贵金属），木材，建筑材料，化工产品，五金，电器机械的批发、零售、代购代销。现本公司主要从事母公司张家口煤矿机械有限公司主要产品的销售。

二 重要会计政策和会计估计的说明

1 会计制度

本公司执行《企业会计准则》和《商品流通企业会计制度》及其补充规定。

2 会计年度

本公司会计年度为公历1月1日至12月31日。

3 记账本位币

本公司以人民币为记账本位币。

4 记账原则和计价基础

本公司会计核算采用权责发生制原则进行核算，计价以历史成本为计价基础。

5 应收款项坏账准备核算方法

现金流量表

企财03表

编制单位：张家口市煤达物资贸易公司　　2003年度　　金额单位：元

项　目	行次	金额	项　目	行次	金额	项　目	行次	金额
一、经营活动产生的现金流量：	1	——	投资活动产生的现金流量净额	24		预提费用增加（减：减少）	47	
销售商品、提供劳务收到的现金	2	5,116,898.82	三、筹资活动产生的现金流量：	25	——	处置固定资产、无形资产和其他长期资产的损失（减：收益）	48	
收到的税费返还	3		吸收投资所收到的现金	26		固定资产报废损失	49	
收到的其他与经营活动有关的现金	4		借款所收到的现金	27		财务费用	50	-2,722.97
现金流入小计	5	5,116,898.82	收到的其他与筹资活动有关的现金	28	2,758.47	投资损失（减:收益）	51	
购买商品、接受劳务支付的现金	6	3,456,487.32	现金流入小计	29	2,758.47	递延税款贷项（减:借项）	52	
支付给职工以及为职工支付的现金	7	140,768.20	偿还债务所支付的现金	30		存货的减少（减:增加）	53	-1,038,340.49
支付的各项税费	8	3,065.72	分配股利、利润或偿付利息所支付的现金	31		经营性应收项目的减少（减:增加）	54	666,971.96
支付的其他与经营活动有关的现金	9	208,696.76	支付的其他与筹资活动有关的现金	32	35.50	经营性应付项目的增加（减:减少）	55	1,675,525.41
现金流出小计	10	3,809,018.00	现金流出小计	33	35.50	其他	56	
经营活动产生的现金流量净额	11	1,307,880.82	筹资活动产生的现金流量净额	34	2,722.97	经营活动产生的现金流量净额	57	1,307,880.82
二、投资活动产生的现金流量：	12	——	四、汇率变动对现金的影响	35		2、不涉及现金收支的投资和筹资活动：	58	——
收回投资所收到的现金	13		五、现金及现金等价物净增加额	36	1,310,603.79	债务转为资本	59	
其中：出售子公司所收到的现金	14		补充资料：	37	——	一年内到期的可转换公司债券	60	
取得投资收益所收到的现金	15		1、将净利润调节为经营活动现金流量：	38	——	融资租入固定资产	61	
处置固定资产、无形资产和其他长期资产所收回的现金净额	16		净利润	39	3,997.91	其他	62	
收到的其他与投资活动有关的现金	17		加：*少数股东损益	40		3、现金及现金等价物净增加情况：	63	——
现金流入小计	18		减：*未确认的投资损失	41		现金的期末余额	64	1,434,140.13
购建固定资产、无形资产和其他长期资产所支付的现金	19		加：计提的资产减值准备	42		减：现金的期初余额	65	123,536.34
投资所支付的现金	20		固定资产折旧	43	2,449.00	加：现金等价物的期末余额	66	
其中：购买子公司所支付的现金	21		无形资产摊销	44		减：现金等价物的期初余额	67	
支付的其他与投资活动有关的现金	22		长期待摊费用摊销	45		现金及现金等价物净增加额	68	1,310,603.79
现金流出小计	23		待摊费用减少（减：增加）	46			69	

利润及利润分配表

企财02表

编制单位：张家口市煤达物资贸易公司　　2003年度　　金额单位：元

项　目	行次	上年实际数	本年实际数	项　目	行次	上年实际数	本年实际数
一、主营业务收入	1	4,616,414.72	8,522,111.32	其中：处置固定资产净损失	33		
其中：出口产品（商品）销售收入	2			债务重组损失	34		
进口产品（商品）销售收入	3			罚款支出	35		
减：折扣与折让	4			捐赠支出	36		
二、主营业务收入净额	5	4,616,414.72	8,522,111.32	（二）其他支出	37		
减：（一）主营业务成本	6	4,311,502.46	8,154,504.84	其中：结转的含量工资包干结余	38		
其中：出口产品（商品）销售成本	7			五、利润总额（亏损总额以"一"号填列）	39	2,763.75	4,875.50
（二）主营业务税金及附加	8	10,637.30	5,904.75	减：所得税	40	2,303.94	877.59
（三）经营费用	9		11,901.00	* 少数股东损益	41		
（四）其他	10			加：* 未确认的投资损失（以"+"号填列）	42		
加：（一）递延收益	11			六、净利润（净亏损以"一"号填列）	43	459.81	3,997.91
（二）代购代销收入	12			加：（一）年初未分配利润	44	-36,781.80	-35,921.99
（三）其他	13			（二）盈余公积补亏	45		
三、主营业务利润（亏损以"一"号填列）	14	294,274.96	349,800.73	（三）其他调整因素	46	400.00	
加：其他业务利润（亏损以"一"号填列）	15			七、可供分配的利润	47	-35,921.99	-31,924.08
减：（一）营业费用	16			减：（一）提取法定盈余公积	48		
（二）管理费用	17	265,892.81	347,648.20	（二）提取法定公益金	49		
（三）财务费用	18	-1,125.20	-2,722.97	（三）提取职工奖励及福利基金	50		
（四）其他	19			（四）提取储备基金	51		
四、营业利润（亏损以"一"号填列）	20	29,507.35	4,875.50	（五）提取企业发展基金	52		
加：（一）投资收益（损失以"一"号填列）	21			（六）利润归还投资	53		
（二）期货收益	22			（七）补充流动资本	54		
（三）补贴收入	23			（八）单项留用的利润	55		
其中：补贴前亏损企业补贴收入	24			（九）其他	56		
（四）营业外收入	25			八、可供投资者分配的利润	57	-35,921.99	-31,924.08
其中：处置固定资产净收益	26			减：（一）应付优先股股利	58		
非货币性交易收益	27			（二）提取任意盈余公积	59		
出售无形资产收益	28			（三）应付普通股股利（应付利润）	60		
罚款净收入	29			（四）转作资本（股本）的普通股股利	61		
（五）其他	30			（五）其他	62		
其中：用以前年度含量工资结余弥补	31			九、未分配利润	63	-35,921.99	-31,924.08
减：（一）营业外支出	32	26,743.60		其中：应由以后年度税前利润弥补的亏损（以	64		

资产负债表

企财01表

编制单位：张家口市煤达物资贸易公司　　2003年12月31日　　金额单位：元

项　目	行次	年初数	年末数	项　目	行次	年初数	年末数
货币资金	1	123,536.34	1,434,140.13	短期借款	45		
短期投资	2			应付票据	46		
应收票据	3			应付账款	47	724,392.43	57,346.54
应收股利	4			预收账款	48	115,245.46	610,426.90
应收利息	5			应付工资	49		
应收账款	6	140,870.95	237,337.67	应付福利费	50	2,007.90	200.90
其他应收款	7	820,238.68	13,000.00	应付利润（股利）	51		
预付账款	8		43,800.00	应付利息	52		
期货保证金	9			应交税金	53	-29,123.30	47,631.11
应收补贴款	10			其他应交款	54	1,028.42	2,164.59
应收出口退税	11			其他应付款	55	11,069.75	1,782,376.03
存货	12	279,137.70	1,317,478.19	预提费用	56		
其中：原材料	13			预计负债	57		
产成品（库存商品）	14			递延收益	58		
待摊费用	15			一年内到期的长期负债	59		
待处理流动资产净损失	16			其他流动负债	60		
一年内到期的长期债权投资	17			流动负债合计	61	824,620.66	2,500,146.07
其他流动资产	18			长期借款	62		
流动资产合计	19	1,363,783.67	3,045,755.99	应付债券	63		
长期投资	20			长期应付款	64		
其中：长期股权投资	21			专项应付款	65		
长期债权投资	22			其他长期负债	66		
*合并价差	23			其中：特准储备资金	67		
长期投资合计	24			长期负债合计	68		
固定资产原价	25	44,190.00	7,330.00	递延税款贷项	69		
减：累计折旧	26	39,275.00	4,864.00	负债合计	70	824,620.66	2,500,146.07
固定资产净值	27	4,915.00	2,466.00	*少数股东权益	71		
减：固定资产减值准备	28			实收资本（股本）	72	580,000.00	580,000.00
固定资产净额	29	4,915.00	2,466.00	国家资本	73		
工程物资	30			集体资本	74		
在建工程	31			法人资本	75	580,000.00	580,000.00
固定资产清理	32			其中：国有法人资本	76	580,000.00	580,000.00
待处理固定资产净损失	33			集体法人资本	77		
固定资产合计	34	4,915.00	2,466.00	个人资本	78		
无形资产	35			外商资本	79		
其中：土地使用权	36			资本公积	80		
递延资产（长期待摊费用）	37			盈余公积	81		
其中：固定资产修理	38			其中：法定公益金	82		
其他长期资产	40			未分配利润	84	-35,921.99	-31,924.08
其中：特准储备物资	41			外币报表折算差额	85		
无形及其他资产合计	42			所有者权益合计	86	544,078.01	548,075.92
递延税款借项	43				87		
资产总计	44	1,368,698.67	3,048,221.99	负债和所有者权益总计	88	1,368,698.67	3,048,221.99

审 计 报 告

中天恒审字[2004]第 1150-2 号

张家口市煤达物资贸易公司:

我们审计了后附的张家口市煤达物资贸易公司（以下称贵公司）2003 年 12 月 31 日的资产负债表以及 2003 年度的利润及利润分配表和现金流量表。这些会计报表的编制是贵公司管理当局的责任，我们的责任是在实施审计工作的基础上对这些会计报表发表意见。

我们按照中国注册会计师独立审计准则计划和实施审计工作，以合理确信会计报表是否不存在重大错报。审计工作包括在抽查的基础上检查支持会计报表金额和披露的证据，评价管理当局在编制会计报表时采用的会计政策和做出的重大会计估计，以及评价会计报表的整体反映。我们相信，我们的审计工作为发表意见提供了合理的基础。

我们认为，上述会计报表符合国家颁布的企业会计准则和《商品流通企业会计制度》的规定，在所有重大方面公允地反映了贵公司 2003 年 12 月 31 日的财务状况以及 2003 年度的经营成果和现金流量。

北京中天恒会计师事务所有限责任公司　　　　中国注册会计师:

中国注册会计师:

中国.北京

2004 年 1 月 15 日

张家口市煤达物资贸易公司

审 计 报 告

（2003年度）

目 录

一、 审计报告

二、 附送

1、资产负债表

2、利润及利润分配表

3、现金流量表

4、会计报表附注

北京中天恒会计师事务所有限责任公司

地址：北京中关村南大街11号 邮编：100081

光大国信大厦2115室

电话：（010）6848 6952 传真：（010）6848 6952

企业法人营业执照

（副　本）

注册号1100002443591（1—1）

名　　称北京中天恒会计师事务所有限责任公司

住　　所北京市海淀区中关村南大街17号韦伯时代中心C座2306室

法定代表人高雅青

注册资本200万元

企业类型有限责任公司

经营范围审计企业会计报表；出具审计报告；验证企业注册资本（金），出具验资报告；办理企业合并、分立、清算事项中的审计业务，出具有关的报告；法律、行政法规规定的其他审计业务；基本建设施工预决（结）算审计验证；会计业务咨询服务；销售与会计业务相关的账册、文表、用具；从事资产评估业务；建筑工程造价咨询；工程招标代理；法律、法规禁止的，不得经营；应经审批的，未获审批前不得经营；法律、法规未规定审批的，企业自主选择经营项目，开展经营活动。（法律、法规规定需要专项审批的，取得审批前，不得开展经营活动）＊＊＊

营业期限　自1999年08月25日至　2039年08月24日

成立日期　1995年10月11日

说　明

1.《企业法人营业执照》是企业取得企业法人资格和合法经营的凭证。
2.《企业法人营业执照》分正本和副本，正本和副本具有同等法律效力。营业执照正本应放在企业法人住所醒目的位置。企业法人可根据业务需要，向登记机关申请领取若干副本。
3.营业执照不得伪造、涂改、出租、出借、转让。除登记机关外，其他任何单位和个人均不得扣留、收缴和吊销。
4.企业法人应在核准登记的经营范围内从事经营活动。
5.企业法人登记注册事项发生变化时，应向原登记机关申请变更登记。
6.每年一月一日至四月三十日，登记机关对企业法人进行年度检验。
7.企业注销登记时，应交回营业执照正、副本。营业执照被登记机关吊销后即自行失效。

企　业　法　人　年　检　情　况



登记机关

2004年　月13　日

（一） 关联方关系

存在控制关系的关联方的所持股份及其变化

关联方名称	持股金额		持股比例	
	上年数	本年数	上年数	本年数
张家口煤矿机械有限公司	580,000.00	580,000.00	100%	100%

（二） 关联交易

1. 采购物资

关联方名称	上年数		本年数		
	金额	比例	金额	比例	计价标准
张家口煤矿机械有限公司			4,988,780.63		毛利率15%
合 计			4,988,780.63		

2. 关联方资金往来

（1）应付账款关联方余额占全部应付账款余额的比重

关联方名称	年初数			年末数		
	金 额	比例	账龄	金额	比例	账龄
张家口煤矿机械有限公司			1年内	1,419,062.88	99.81%	1年内
合 计			1年内	1,419,062.88	99.81%	1年内

七、承诺事项

截止2005年12月31日，本公司无重大承诺事项。

其中：本年净利润转入	99,596.31
其他增加	
本年减少数	10,854.64
其中：本年提取盈余公积数	10,854.64
本年分配现金股利数	
本年年末余额	61,509.61
其中：董事会已批准的现金股利数	

16. 主营业务收入与成本

项 目	主营业务收入		主营业务成本	
	2004 年度	2005 年度	2004 年度	2005 年度
主营业务收入	6,146,672.71	5,470,693.17	5,732,288.66	4,853,646.30
合 计	6,146,672.71	5,470,693.17	5,732,288.66	4,853,646.30

17. 主营业务税金及附加

项 目	计缴基数	计缴比例	本年数	上年数
城市维护建设税	应交增值税	7%		7,223.03
教育费附加	应交增值税	4%		4,289.75
合 计				11,512.78

18. 财务费用

项 目	2004 年度	2005 年度
利息支出		
减：利息收入	10,762.79	7,474.08
汇兑损失		
减：汇兑收益		
手续费支出	117.00	205.00
其他支出		
合 计	-10,645.79	-7,269.08

19. 收到的其他与经营活动有关的现金

项 目	2004 年度	2005 年度
	18,762.79	81,164.28
合 计	18762.79	81,164.28

20. 支付的其他与经营活动有关的现金

项 目	2004 年度	2005 年度
	193,888.32	446,673.11
合 计	193,888.32	446,673.11

六、关联方关系及其交易

11. 应交税金

税项	年初数	本年应交	本年已交	年末数
增值税	-194,643.71	930,017.83	1,156,621.71	-421,247.59
城市建设维护税	2,056.83			2,056.83
企业所得税	1,029.95	35,642.09	1,029.95	35,642.09
其他				
合计	-191,556.93	965,659.92	1,157,651.66	-383,548.67

12. 其他应交款

税项	年初数	本年应交	本年已交	年末数
教育费附加	1,028.42			1,028.42
合计	1,028.42			1,028.42

13. 其他应付款

账龄	年初数		年末数	
	金额	比例(%)	金额	比例(%)
1 年以内	24,848.55	100	17,606.10	100
合计	24,848.55	100	17,606.10	100

14. 实收资本

(1)项目

投资者名称	年初数		本期增加额	本期减少额	年末数	
	金额	比例			金额	比例
张煤机公司	580,000.00	100			580,000.00	100
合计	580,000.00	100			580,000.00	100

(2)国有资本

投资者名称	年初数		本期增加	本期减少	年末数	
	金额	比例			金额	比例
①国家资本	580,000.00	100			580,000.00	100
合计	580,000.00	100			580,000.00	100

15. 未分配利润

项目	金额
上年年末余额	-27,232.06
加：年初未分配利润调整数	
其中：执行《企业会计制度》追溯调整	
本年增加数	99,596.31

合　计	5,842.00	0.00	1,674.00	4,168.00

本年增加的累计折旧1674元，均属本年计提的折旧费用。2005年12月报废已到期的计算机一台，原值7,330.00元,无残值。

7. 应付账款

应付账款账龄情况

账龄	年初数		年末数	
	金额	比例(%)	金额	比例(%)
1年以内	1,098,624.34	100	1,421,732.68	100
合　计	1,098,624.34	100	1,421,732.68	100

由于2005年从母公司的购货大部分是欠付方式，只是4月份付了100万元，使应付账款年末数比年初增加29.41%。期末应付账款主要为应付母公司货款，金额为1,419,062.88元。

8. 预收账款

（1）预收账款账龄情况:

账　龄	年初数		年末数	
	金额	比例(%)	金额	比例(%)
1年以内	2,792,127.86	100	1,974,329.73	98.07
1-2年			38,877.96	1.93
合　计	2,792,127.86	100	2,013,207.69	100

（2）主要债权人(除关联方)及欠款原因如下:

序号	债权人名称	金额	发生时间	原因
1	张家口市宏业铸钢厂	815,774.21	2005年10月	
2	张家口市金汇环保产业有限公司	1,000,320.00	2005年9月	
3	张家口恒淼煤矿机械有限公司	21,453.00	2005年12月	
4	张家口市正达煤机有限公司	45,200.00	2005年3月	

9. 应付工资

应付工资年末余额零元。

根据2005年经济责任书，公司本年工资总额为123,000.00元，公司本年实际计提数为123000元，实际发放数为123,000.00元。

10. 应付福利费

应付福利费年末余额4,095.90元。

本公司应付福利费来源为按实际发放工资总额的14%计提。主要支出为为职工福利等。

（1）其他应收款龄龄情况:

账龄	年初余额				年末余额			
	金额	比例%	坏账准备计提比例	坏账准备	金额	比例%	坏账准备计提比例	坏账准备
3个月-1年（含1年）	291,455.44	100	2%	5829.11				
1-2年					5,000.00	100	5%	250.00
合计	291,455.44	100		5829.11	5,000.00	100		250.00

4. 预付账款

账龄	年初数		年末数	
	金额	比例(%)	金额	比例(%)
1年以内	782,897.65	100	619,976.00	100
3年以上				
合计	782,897.65	100	619,976.00	100

主要债务人(除关联方)及欠款原因如下:

序号	债务人名称	金额	发生时间	原因
1	舞阳钢铁有限责任公司	600,000.00	2005年12月	预付货款

5. 存货

项目	年初余额		年末余额		超过3年的存货
	金额	跌价准备	金额	跌价准备	
库存商品	2,172,311.34		3,005,331.66		
合计	2,172,311.34		3,005,331.66	——	

存货期末余额与期初相比增长比率为38.35%，主要原因为期末已签订销售合同，已购入存货，因货款没有到位，库存商品没有发出，尚未形成销售。

6. 固定资产及累计折旧:

固定资产及累计折旧总体情况:

项　　目	年初数	本期增加	本期减少	年末数
原　　值				
电子设备	12,530.00	0.00	7,330.00	5,200.00
合　　计	12,530.00	0.00	7,330.00	5,200.00
累计折旧				
电子设备	6,688.00	1,674.00	7,330.00	1,032.00
合　　计	6,688.00	1,674.00	7,330.00	1,032.00
净　　值				
电子设备	5,842.00	0.00	1,674.00	4,168.00

教育费附加　按应交流转税额的　4%

企业所得税　按应纳税所得额的 33 %

四、员工社会保障及福利

根据国家及张家口市劳动管理规定，本公司按职工工资总额的一定比例计提职工福利费和社会保险基金等. 该等基金余额作为应付福利费或其他应付款反映在资产负债表上，计提比例如下:

职工福利费　　14%

职工教育经费　　1.5%

工会经费　　2%

养老保险基金　　20%

五、会计报表主要项目注释（单位：元）

1. 货币资金

项目	年初余额			年末余额		
	原币金额	折算汇率	折合人民币	原币金额	折算汇率	折合人民币
现金	0.00		0.00	0.00		0.00
其中：人民币	0.00		0.00	0.00		0.00
银行存款	957,244.45		957,244.45	22,133.85		22,133.85
其中：人民币	957,244.45		957,244.45	22,133.85		22,133.85
合计	957,244.45		957,244.45	22,133.85		22,133.85

由于 12 月底向舞阳钢铁有限公司预付货款 600,000.00 元，使年末货币资金余额较少。

2. 应收账款

（1）应收账款账龄情况如下:

账龄	年初余额				年末余额			
	金额	比例%	坏账准备计提比例	坏账准备	金额	比例%	坏账准备计提比例	坏账准备
3 个月-1 年（含 1 年）	75,631.95	100	2%	1,512.64	12,644.01	17.22	2%	252.88
1-2 年					60,774.45	82.78	5%	3,038.72
合　　计	75,631.95	100		1,512.64	73,418.46	100		3,291.60

（2）主要债务人(除关联方)及欠款原因如下:

序号	债务人名称	金额	发生时间	原因
1	宣钢机械厂	36,742.44	2004 年 1 月	购货
2	张煤机联合加工厂	17,515.00	2004 年 1 月	购货

3. 其他应收款

7. 存货核算方法

（1） 存货的分类：存货包括库存商品、低值易耗品等。

（2） 存货取得和发出的计价方法：存货在取得时按实际成本计价；发出存货，按照实际成本核算，采用个别计价法确定其实际成本。

（3）低值易耗品的摊销：低值易耗品采用一次性摊销。

（4）期末存货计价原则：期末，在对存货进行全面盘点的基础上，按其实际成本进行计价。

8. 固定资产计价及其折旧政策

(1)固定资产标准：使用年限超过 1 年的房屋、建筑物、机器设备、运输工具及其它与生产经营有关的工具、器具、仪器等。不属于生产经营主要设备的物品，单位价值在 2,000 元以上，并且使用年限超过 2 年以上的，也列作固定资产。

(2)固定资产分类：房屋建筑物、机械设备、运输设备、电子设备、其他。

(3)固定资产的计价：固定资产按其成本作为入账价值，其中：外购的固定资产的成本包括买价、运输费、及其他相关税费，以及为使固定资产达到预定可使用状态前所发生的可直接归属于该资产的其他支出；投资者投入的固定资产，按投资各方确认的价值作为入账价值。

(4)固定资产折旧采用直线法。

固定资产的预计经济使用年限、预计净残值率和折旧率如下：

固定资产的预计经济使用年限、预计净残值率和折旧率如下：

固定资产类别	预计使用年限	净残值率	年折旧率(%)
电子设备	5	0%	20%

9. 收入确认方法

本公司的收入确认原则如下：

销售商品时，同时符合以下四个条件，即确认为收入：

（1） 企业已将商品所有权上的主要风险和报酬转移给买方；

（2） 企业没有保留通常与所有权相联系的继续管理权，也没有对已售出的商品实施控制；

（3） 与交易相关的经济利益能够流入企业；

（4） 相关的收入和成本能够可靠的计量。

10. 所得税的会计处理方法

本公司所得税的会计处理采用应付税款法。

三、税项

增值税　销项税率按应税收入的 17％

城建税　按应交流转税额的 7％

张家口市煤达物资贸易公司
会计报表附注

2005 年度

一、公司一般情况

张家口市煤达物资贸易公司(以下简称本公司)，经张家口煤矿机械有限公司批准，由张家口煤矿机械有限公司出资组建，1992年11月20日在张家口市工商行政管理局登记注册的全民所有制企业。

本公司注册资本：59万元人民币，实收资本58万元人民币，住所：张家口市桥东区工业路甲51号，营业执照注册号码：1307001400504，法定代表人：李升俊。

本公司属商品流通行业，经营范围主要包括金属材料（不含贵金属），木材，建筑材料，化工产品，五金，电器机械等。

二、公司主要会计政策、会计估计的说明

1. 本公司执行的会计制度

本公司执行财政部颁布的《企业会计准则》和《企业会计制度》及其补充规定。

2. 会计年度

本公司自每年公历1月1日起至12月31日止为一个会计年度。

3. 记账基础和计价原则

本公司采用借贷记账法，以权责发生制为记账基础，资产于取得时按实际成本入账；其后，如果发生减值，则计提相应的减值准备。

4. 记账本位币

本公司以人民币作为记账本位币。

5. 现金等价物的确定标准

本公司以持有期限短（一般是指从购买日起三个月内到期）、流动性强、易于转换为已知金额现金、价值变动风险很小的应收票据作为现金等价物。

本公司现金及现金等价物包括：现金、银行存款、其他货币资金和应收票据。

6. 应收账款核算方法

坏账损失的核算方法：本公司坏账损失采用备抵法核算，采用个别认定法与账龄分析法结合计提坏账准备，对于有确凿证据表明确实无法收回的应收款项，经本公司董事会或股东大会批准后列作坏账损失，冲销提取的坏账准备。

采用账龄分析法计提坏账准备的计提比例为：

行业类别	计提比例				
	3个月-1年（含1年）	1-2年（含2年）	2-3年（含3年）	3-5年（含5年）	5年以上
商业企业	2%	5%	40%	80%	100%

附件三

现金流量表

会财03表

编制单位：张家口市煜达物资贸易公司　　2005年度　　金额单位：元

项目	行次	金额	项目	行次	金额	项目	行次	金额
一、经营活动产生的现金流量：	1	——	投资活动产生的现金流量净额	24	-	预提费用增加（减：减少）	47	-
销售商品、提供劳务收到的现金	2	3,604,211.65	三、筹资活动产生的现金流量：	25	——	处置固定资产、无形资产和其他长期资产的损失（减：收益）	48	-
收到的税费返还	3	-	吸收投资所收到的现金	26	-	固定资产报废损失	49	-
收到的其他与经营活动有关的现金	4	81,164.28	借款所收到的现金	27	-	财务费用	50	-
现金流入小计	5	3,685,375.93	收到的其他与筹资活动有关的现金	28	-	投资损失（减：收益）	51	-
购买商品、接受劳务支付的现金	6	4,007,022.31	现金流入小计	29	-	递延税款贷项（减：借项）	52	-
支付给职工以及为职工支付的现金	7	165,588.75	偿还债务所支付的现金	30	-	存货的减少（减：增加）	53	-833,020.32
支付的各项税费	8	1,202.36	分配股利、利润或偿付利息所支付的现金	31	-	经营性应收项目的减少（减：增加）	54	447,790.43
支付的其他与经营活动有关的现金	9	446,673.11	支付的其他与筹资活动有关的现金	32	-	经营性应付项目的增加（减：减少）	55	-651,151.02
现金流出小计	10	4,620,486.53	现金流出小计	33	-	其他	56	-
经营活动产生的现金流量净额	11	-935,110.60	筹资活动产生的现金流量净额	34	-	经营活动产生的现金流量净额	57	-935,110.60
二、投资活动产生的现金流量：	12	——	四、汇率变动对现金的影响	35	-	二、不涉及现金收支的投资和筹资活动：	58	——
收回投资所收到的现金	13	-	五、现金及现金等价物净增加额	36	-935,110.60	债务转为资本	59	-
其中：出售子公司所收到的现金	14	-	补充资料：	37	——	一年内到期的可转换公司债券	60	-
取得投资收益所收到的现金	15	-	一、将净利润调节为经营活动现金流量：	38	——	融资租入固定资产	61	-
处置固定资产、无形资产和其他长期资产所收回的现金净额	16	-	净利润	39	99,898.31	其他	62	-
收到的其他与投资活动有关的现金	17	-	加：*少数股东损益	40	-	三、现金及现金等价物净增加情况：	63	——
现金流入小计	18	-	减：*未确认的投资损失	41	-	现金的期末余额	64	22,133.85
购建固定资产、无形资产和其他长期资产所支付的现金	19	-	加：计提的资产减值准备	42	-	减：现金的期初余额	65	957,244.45
投资所支付的现金	20	-	固定资产折旧	43	1,674.00	加：现金等价物的期末余额	66	-
其中：购买子公司所支付的现金	21	-	无形资产摊销	44	-	减：现金等价物的期初余额	67	-
支付的其他与投资活动有关的现金	22	-	长期待摊费用摊销	45	-	现金及现金等价物净增加额	68	-935,110.60
现金流出小计	23	-	待摊费用减少（减：增加）	46	-		69	

附送二

利润及利润分配表

企财02表

编制单位：张家口市煤达物资贸易公司　　　　2005年度　　　　金额单位：元

项目	行次	上年实际数	本年实际数	项目	行次	上年实际数	本年实际数
一、主营业务收入	1	6,146,672.71	5,470,693.17	罚款支出	38	-	4.91
其中：出口产品（商品）销售收入	2	-	-	捐款支出	39	-	-
进口产品（商品）销售收入	3	-	-	（二）其他支出	40	-	-
减：折扣与折让	4	-	-	其中：结转的含量工资包干结余	41	-	-
二、主营业务收入净额	5	6,146,672.71	5,470,693.17	五、利润总额（亏损总额以“－”号填列）	42	5,721.97	135,238.40
减：（一）主营业务成本	6	5,732,288.66	4,853,646.30	减：所得税	43	1,029.95	35,642.09
其中：出口产品（商品）销售成本	7	-	-	＊少数股东损益	44	-	-
（二）主营业务税金及附加	8	11,512.78	-	加：＊未确认的投资损失	45	-	-
（三）经营费用	9	-	-	六、净利润（净亏损以“－”号填列）	46	4,692.02	99,596.31
（四）其他	10	-	-	加：（一）年初未分配利润	47	-31,924.08	-27,232.06
加：（一）递延收益	11	-	-	（二）盈余公积补亏	48	-	-
（二）代购代销收入	12	-	-	（三）其他调整因素	49	-	-
（三）其他	13	-	-	七、可供分配的利润	50	-27,232.06	72,364.25
三、主营业务利润（亏损以“－”号填列）	14	402,871.27	617,046.87	减：（一）提取法定盈余公积	51	-	7,236.43
加：其他业务利润（亏损以“－”号填列）	15	-	-	（二）提取法定公益金	52	-	3,618.21
减：（一）营业费用	16	407,795.09	489,072.64	（三）提取职工奖励及福利基金	53	-	-
（二）管理费用	17	-	-	（四）提取储备基金	54	-	-
（三）财务费用	18	-10,645.79	-7,269.08	（五）提取企业发展基金	55	-	-
其中：利息支出	19	-	-	（六）利润归还投资	56	-	-
利息收入	20	10,762.79	7,474.08	（七）补充流动资本	57	-	-
汇兑净损失（汇兑净收益以“－”号填列）	21	-	-	（八）单项留用的利润	58	-	-
（四）其他	22	-	-	（九）其他	59	-	-
四、营业利润（亏损以“－”号填列）	23	5,721.97	135,243.31	八、可供投资者分配的利润	60	-27,232.06	61,509.61
加：（一）投资收益（损失以“－”号填列）	24	-	-	减：（一）应付优先股股利	61	-	-
（二）期货收益（损失以“－”号填列）	25	-	-	（二）提取任意盈余公积	62	-	-
（三）补贴收入	26	-	-	（三）应付普通股股利（应付利润）	63	-	-
其中：补贴前亏损的企业补贴收入	27	-	-	（四）转作资本（股本）的普通股股利	64	-	-
（四）营业外收入	28	-	-	（五）其他	65	-	-
其中：处置固定资产净收益	29	-	-	九、未分配利润	66	-27,232.06	61,509.61
非货币性交易收益	30	-	-	其中：应由以后年度税前利润弥补的亏损（以“+”号填列）	67	-	-
出售无形资产收益	31	-	-	补充资料：	68	——	——
罚款净收入	32	-	-	一、出售、处置部门或被投资单位所得收益	69	-	-
（五）其他	33	-	-	二、自然灾害发生的损失（损失以“+”填列）	70	-	-
其中：用以前年度含量工资结余弥补利润	34	-	-	三、会计政策变更影响利润总额数	71	-	-
减：（一）营业外支出	35	-	4.91	四、会计估计变更影响利润总额数	72	-	-
其中：处置固定资产净损失	36	-	-	五、债务重组损失（损失以“+”填列）	73	-	-
出售无形资产损失	37	-	-	六、其他非经常性损益（收益以“+”填列）	74	-	-

附送一

资产负债表

企财01表

编制单位：张家口市[illegible]达物资贸易公司　　　　2005年12月31日　　　　金额单位：元

项目	行次	年初数	年末数	项目	行次	年初数	年末数
货币资金	1	957,214.45	22,133.85	短期借款	47	-	-
短期投资	2	-	-	应付票据	48	-	-
应收票据	3	-	-	应付账款	49	1,098,824.34	1,421,732.68
应收股利	4	-	-	预收账款	50	2,792,127.86	2,013,207.69
应收利息	5	-	-	应付工资	51	-	-
应收账款	6	74,119.31	70,126.86	应付福利费	52	200.90	4,095.90
其他应收款	7	285,626.33	4,750.00	应付股利（应付利润）	53	-	-
预付账款	8	782,897.65	619,978.00	应付利息	54	-	-
期货保证金	9	-	-	应交税金	55	-191,556.93	-383,548.67
应收补贴款	10	-	-	其他应交款	56	1,028.42	1,028.42
应收出口退税	11	-	-	其他应付款	57	24,848.55	17,606.10
存货	12	2,172,311.34	3,005,331.66	预提费用	58	-	-
其中：原材料	13	-	-	预计负债	59	-	-
库存商品（产成品）	14	2,172,311.34	3,005,331.66	递延收益	60	-	-
待摊费用	15	-	-	一年内到期的长期负债	61	-	-
待处理流动资产净损失	16	-	-	其他流动负债	62	-	-
一年内到期的长期债权投资	17	-	-	流动负债合计	63	3,725,273.14	3,074,122.12
其他流动资产	18	-	-	长期借款	64	-	-
流动资产合计	19	4,272,199.08	3,722,318.37	应付债券	65	-	-
长期投资	20	-	-	长期应付款	66	-	-
其中：长期股权投资	21	-	-	专项应付款	67	-	-
长期债权投资	22	-	-	其他长期负债	68	-	-
*合并价差	23	-	-	其中：特准储备基金	69	-	-
长期投资合计	24	-	-	长期负债合计	70	-	-
固定资产原价	25	12,530.00	5,200.00	递延税款贷项	71	-	-
减：累计折旧	26	6,688.00	1,032.00	负 债 合 计	72	3,725,273.14	3,074,122.12
固定资产净值	27	5,842.00	4,168.00	*少数股东权益	73	-	-
减：固定资产减值准备	28	-	-	实收资本（股本）	74	580,000.00	580,000.00
固定资产净额	29	5,842.00	4,168.00	国家资本	75	-	-
工程物资	30	-	-	集体资本	76	-	-
在建工程	31	-	-	法人资本	77	580,000.00	580,000.00
固定资产清理	32	-	-	其中：国有法人资本	78	580,000.00	580,000.00
待处理固定资产净损失	33	-	-	集体法人资本	79	-	-
固定资产合计	34	5,842.00	4,168.00	个人资本	80	-	-
无形资产	35	-	-	外商资本	81	-	-
其中：土地使用权	36	-	-	资本公积	82	-	-
长期待摊费用（递延资产）	37	-	-	盈余公积	83	-	10,854.64
其中：固定资产修理	38	-	-	其中：法定公益金	84	-	3,618.21
固定资产改良支出	39	-	-	*未确认的投资损失	85	-	-
其他长期资产	40	-	-	未分配利润	86	-27,232.06	61,509.61
其中：特准储备物资	41	-	-	其中：现金股利	87	-	-
无形资产及其他资产合计	42	-	-	外币报表折算差额	88	-	-
递延税款借项	43	-	-	所有者权益小计	89	552,767.94	652,364.25
	44			减：未处理资产损失	90	-	-
	45			所有者权益合计（剔除未处理资产损失后的金额）	91	552,767.94	652,364.25
资产总计	46	4,278,041.08	3,726,486.37	负债和所有者权益总计	92	4,278,041.08	3,726,486.37

审 计 报 告

中天恒审字[2006]1069-24号

张家口市煤达物资贸易公司:

我们审计了后附的张家口市煤达物资贸易公司（以下简称“贵公司”）2005年12月31日的资产负债表以及2005年度的利润及利润分配表和现金流量表。这些会计报表的编制是贵厂管理当局的责任，我们的责任是在实施审计工作的基础上对这些会计报表发表意见。

我们按照中国注册会计师独立审计准则计划和实施审计工作，以合理确信会计报表是否不存在重大错报。审计工作包括在抽查的基础上检查支持会计报表金额和披露的证据，评价管理当局在编制会计报表时采用的会计政策和作出的重大会计估计，以及评价会计报表的整体反映。我们相信，我们的审计工作为发表意见提供了合理的基础。

我们认为，上述会计报表符合国家颁布的企业会计准则和《企业会计制度》的规定，在所有重大方面公允反映了贵厂2005年12月31日的财务状况以及2005年度的经营成果和现金流量。

附送:

1、资产负债表
2、利润及利润分配表
3、现金流量表
4、会计报表附注

北京中天恒会计师事务所有限责任公司
地址：北京市海淀区中关村南大街17号
韦伯时代中心C座23层
电话：(010) 88579518
邮编：100081

中国注册会计师：

中国注册会计师：中国注册会计师 郝来

2006年2月23日

审　计　报　告

（张家口煤达物资贸易有限公司）

（2005年度）

目　　录

一、审计报告

二、附送

1、资产负债表
2、利润及利润分配表
3、现金流量表
4、会计报表附注

北京中天恒会计师事务所有限责任公司

地址：北京中关村南大街17号　　　　邮编：100081

韦伯时代公司C座23层

电话：（010）8857 9518　　　　传真：（010）8857 1033

08/11/2005 09:28 FAX 03132017708 ZMJ ☐012

企业法人营业执照

（副　本）

注册号1100002443591（1—1）

名　　称 北京中天恒会计师事务所有限责任公司

住　　所 北京市海淀区中关村南大街17号韦伯时代中心C座2306室

法定代表人 高雅青

注册资本 200万元

企业类型 有限责任公司

经营范围 审计企业会计报表，出具审计报告；验证企业注册资本（金），出具验资报告；办理企业合并、分立、清算事项中的审计业务，出具有关的报告；法律、行政法规规定的其他审计业务；基本建设施工预决（结）算审计验证；会计业务咨询服务；销售与会计业务相关的账册、文表、用具；从事资产评估业务；建筑工程造价咨询；工程招标代理；法律、法规禁止的，不得经营；应经审批的，未获审批前不得经营；法律、法规未规定审批的，企业自主选择经营项目，开展经营活动。（法律、法规规定需要专项审批的，取得审批前，不得开展经营活动）＊＊＊

营业期限 自1999年08月25日至 2039年08月24日

成立日期 1995年10月11日

说　　明

1.《企业法人营业执照》是企业取得企业法人资格和合法经营的凭证。
2.《企业法人营业执照》分正本和副本，正本和副本具有同等法律效力。营业执照正本应放在企业法人住所醒目的位置。企业法人可根据业务需要，向登记机关申请领取若干副本。
3.营业执照不得伪造、涂改、出租、出借、转让。除登记机关外，其他任何单位和个人均不得扣留、收缴和吊销。
4.企业法人应在核准登记的经营范围内从事经营活动。
5.企业法人登记注册事项发生变化时，应向原登记机关申请变更登记。
6.每年一月一日至四月三十日，登记机关对企业法人进行年度检验。
7.企业注销登记时，应交回营业执照正、副本。营业执照被登记机关吊销后即自行失效。

企业法人年检情况

北京市工商行政管理局 企业年检专用章 (A)	2004		

登记机关

北京市工商行政管理局

2004年　月13日

合　计		

20. 支付的其他与经营活动有关的现金

项　目	2003 年度	2004 年度
备用金	208696.76	193888.32
合　计	208696.76	.193888.32

张家口市煤达物资贸易有限公司

2005 年 8 月 29 日

08/11/2005 09:28 FAX 03132011708 CNZ 011

本年增加数	4692.02
其中：本年净利润转入	
其他增加	
本年减少数	5
其中：本年提取盈余公积数	
本年分配现金股利数	
本年分配股票股利数	
其他减少	
本年年末余额	-27232.06
其中：董事会已批准的现金股利数	

16. 主营业务收入与成本

项 目	主营业务收入		主营业务成本	
	2003 年度	2004 年度	2003 年度	2004 年度
商品	8522111.32	6146672.71	8154504.84	5732288.66
小 计	8522111.32	6146672.71	8154504.84	5732288.66
公司内业务分部间抵销				
合 计				

17. 主营业务税金及附加

项 目	计缴基数	计缴比例	本年数	上年数
城市维护建设税	应交增值税	7%	7223.03	3936.50
教育费附加	应交增值税	4%	4289.75	1968.25
合 计			11512.78	5904.75

上年教育费附加计提比例为 3.5%。

18. 财务费用

项 目	2003 年度	2004 年度
利息支出		
减：利息收入	2758.47	10762.79
汇兑损失		
减：汇兑收益		
手续费支出	35.50	117.00
其他支出		
合 计	-2722.97	-10645.79

19. 收到的其他与经营活动有关的现金

项 目	2003 年度	2004 年度
备用金		18762.79

08/11/2005 09:27 FAX 03132017708 ZHJ 010

12. 其他应交款

税 项	年初数	本年应交	本年已交	年末数
教育费附加	2164.59	4289.75	5425.92	1028.42
合 计	2164.59	4289.75	5425.92	1028.42

13. 其他应付款

账龄	年初数		年末数	
	金额	比例(%)	金额	比例(%)
1年以内	1782376.03	100	24848.55	100
合 计	1782376.03	100	24848.55	100

主要债权人(除关联方)及欠款原因如下:

序号	债权人名称	金额	发生时间	原因
1	工会经费	4767.50		
2	职工教育经费	7807.40		

14. 实收资本

(1)项目

投资者名称	年初数		本期增加额	本期减少额	年末数	
	金额	比例			金额	比例
张煤机公司	580000.00	100			580000.00	100
合 计	580000.00	100			580000.00	100

(2)国有资本

投资者名称	年初数		本期增加	本期减少	年末数	
	金额	比例			金额	比例
①国家资本	580000.00	100			580000.00	100
合 计	580000.00	100			580000.00	100

15. 未分配利润

项目	金额
上年年末余额	-31924.08
加：年初未分配利润调整数	
其中：执行《企业会计制度》追溯调整	
重大会计差错	
其他调整因素	
本年年初余额	-31924.08

08/11/2005 09:27 FAX 03132017708 ZMJ 008

合 计	57346.54	100%	1098624.34	100%

由于到货并发出的一批钢材结算单据未到，故只能办理暂估入库手续，金额为 1086690.58 元，使应付帐款年末数比年初大大增加。

（2）主要债权人(除关联方)及欠款原因如下:

序号	债权人名称	金额	发生时间	原因
1	其他	11933.76	2004 年 1 月	

8. 预收帐款

（1）预收账款账龄情况:

帐 龄	年初数		年末数	
	金额	比例(%)	金额	比例(%)
1 年以内	610426.90	100	2792127.86	100
合 计	610426.90	100	2792127.86	100

（2）主要债权人(除关联方)及欠款原因如下:

序号	债权人名称	金额	发生时间	原因
1	张家口市宏业铸钢厂	590054.00	2004 年 12 月	
2	邯郸市瑞安达物资有限公司	365848.74	2004 年 12 月	
3	北京锐顺达经贸有限公司	1633580.53	2004 年 10 月	

9. 应付工资

应付工资年末无余额。

根据 2004 年经济责任书，公司本年工资总额为 120000 元，公司本年实际计提数为 120000 元，实际发放数为 120000 元。

10. 应付福利费

应付福利费年末余额 200.90 元。

本公司应付福利费来源为按实际发放工资总额的 14%计提。主要支出为职工福利等。

11. 应交税金

税 项	年初数	本年应交	本年已交	年末数
增值税	42424.36	-77646.26	159421.81	-194643.71
城市建设维护税	4329.16	7223.03	9495.36	2056.83
企业所得税	877.59	1029.95	877.59	1029.95
其他				
合 计	47631.11	-69393.28	169794.76	-191556.93

08/11/2005 09:27 FAX 03132017708 ZHJ 008

3 年以上				
合计		100%		100%

2004 年 11 月预付太原市庆兴物资贸易有限公司钢材款 26 万元，12 月预付西北煤矿电机厂电机款 516036 元，使期末预收帐款比年初增加 739097.65 元。

主要债务人(除关联方)及欠款原因如下：

序号	债务人名称	金额	发生时间	原因
1	西北煤矿电机厂	516036.00	2004 年 12 月	
2	太原市庆兴物资贸易有限公司	260000.00	2004 年 11 月	

5. 存货

项目	年初余额		年末余额		超过 3 年的存货
	金额	跌价准备	金额	跌价准备	
库存商品	1317478.19		2172311.34		
合计	1317478.19		2172311.34	——	

货款没有到位，库存商品没有发出，使年末库存商品比年初 64.88%。

6. 固定资产及累计折旧：

（1）固定资产及累计折旧总体情况：

项　目	年初数	本期增加	本期减少	年末数
原　值				
机械设备	7330.00	5200.00		12530.00
合　计	7330.00	5200.00		12530.00
累计折旧				
机械设备	4864.00	1824.00		6688.00
合　计	4864.00	1824.00		6688.00
净　值				
机械设备	2466.00			5842.00
合　计	2466.00			5842.00

本年增加的累计折旧 1824 元，均属本年计提的折旧费用。

7. 应付帐款

（1）应付账款账龄情况

帐龄	年初数		年末数	
	金额	比例(%)	金额	比例(%)
1 年以内	57346.54	100	1098624.34	100

08/11/2005 09:28 FAX 03132017708　ZHJ　007

序号	债务人名称	金额	发生时间	原因
1	宣钢机械厂	54257.44	2004 年 1 月	购货
2	张煤机联合加工厂	17515.00	2004 年 1 月	购货

（3）计提坏账准备的情况:

项 目	年末数			年初数		
	金额	比例%	坏账准备	金额	比例%	坏账准备
账龄分析法：						
3 个月-1 年(含 1 年)	75631.95	2	1512.64	237337.67		
合计	75631.95	2	1512.64	237337.67		

3. 其他应收款

（1）其他应收款龄龄情况:

账龄	年初余额				年末余额			
	金额	比例	坏账准备计提比例	坏账准备	金额	比例	坏账准备计提比例	坏账准备
3 个月-1 年（含 1 年）	13000	100			291455.44	100	2	5829.11

（2）主要债务人(除关联方)及欠款原因如下:

序号	债务人名称	金额	发生时间	原因
1	闫存生	25000.00	2004 年 6 月	垫付汽车修理费，待贴付
2	郭官园	9284.00	2004 年 6 月	业务周转金
3				

3）计提坏账准备的情况:

项 目	年末数			年初数		
	金额	比例%	坏账准备	金额	比例%	坏账准备
账龄分析法：						
3 个月-1 年(含 1 年)	291455.44	2	5829.11	13000		
合计	291455.44	2	5829.11	13000		

4. 预付帐款

帐龄	年初数		年末数	
	金额	比例(%)	金额	比例(%)
1 年以内	43800	100	782897.65	100
1—2 年				
2—3 年				

08/11/2005 08:26 FAX 03132011708 ZHJ ☑006

9. 所得税的会计处理方法

本公司所得税的会计处理采用应付税款法。

三、税项

增值税 销项税率按应税收入的 17%

城建税 按应交流转税额的 7%

教育费附加 按应交流转税额的 4%

企业所得税 按应纳税所得额的 18%

四、员工社会保障及福利

1. 根据国家及张家口市劳动管理规定，本公司按职工工资总额的一定比例计提职工福利费和社会保险基金等。该等基金余额作为应付福利费或其他应付款反映在资产负债表上，计提比例如下:

职工福利费 14%

职工教育经费 1.5%

工会经费 2%

养老保险基金 20%

五. 会计报表主要项目注释（单位：元）

1. 货币资金

项目	年初余额			年末余额		
	原币金额	折算汇率	折合人民币	原币金额	折算汇率	折合人民币
现金	10335.45		10335.45	0		0
其中：人民币	10335.45		10335.45	0		0
银行存款	1423804.68		1423804.68	957244.45		957244.45
其中：人民币	1423804.68		1423804.68	957244.45		957244.45
合计	1434140.13		1434140.13	957244.45		957244.45

2. 应收帐款

（1）应收账款账龄情况如下:

账龄	年初余额				年末余额			
	金额	比例	坏账准备计提比例	坏账准备	金额	比例	坏账准备计提比例	坏账准备
3个月-1年（含1年）	237337.67				75631.95	100	0.02	1512.64

由于采取多种催收货款的措施，使年末应收帐款比年初降低68个百分点之多。

（2）主要债务人(除关联方)及欠款原因如下:

08/11/2005 09:26 FAX 03132017700 003

3-5年	80%
5年以上	100%

6. 存货核算方法

（1） 存货的分类：存货只有库存商品一项。

（2）存货取得和发出的计价方法：存货在取得时按实际成本计价；发出存货，按照实际成本核算，采用个别计价法确定其实际成本。

（3）低值易耗品的摊销：低值易耗品采用一次性摊销。

（4）期末存货计价原则：期末在对存货进行全面盘点的基础上，按其实际成本进行计价。

7. 固定资产计价及其折旧政策

(1)固定资产标准：使用年限超过1年的房屋、建筑物、机器设备、运输工具及其它与生产经营有关的工具、器具、仪器等。不属于生产经营主要设备的物品，单位价值在2,000元以上，并且使用年限超过2年以上的，也列作固定资产。

(2)固定资产分类：房屋建筑物、机械设备、运输设备、其他。

(3)固定资产的计价：固定资产按其成本作为入账价值，其中：外购的固定资产的成本包括买价、运输费、及其他相关税费，以及为使固定资产达到预定可使用状态前所发生的可直接归属于该资产的其他支出；投资者投入的固定资产，按投资各方确认的价值作为入账价值。

(4)固定资产折旧采用直线法。

固定资产的预计经济使用年限、预计净残值率和折旧率如下：

固定资产类别	预计使用年限	残值率	年折旧率(%)
房屋建筑物			
机械设备	4	0.5%	24.88
运输设备			
其　他			

8. 收入确认方法

本公司的营业收入只有主营业务收入一项，其收入确认原则如下：

销售商品时，同时符合以下四个条件，即确认为收入：

（1） 企业已将商品所有权上的主要风险和报酬转移给买方；

（2） 企业没有保留通常与所有权相联系的继续管理权，也没有对已售出的商品实施控制；

（3） 与交易相关的经济利益能够流入企业；

（4） 相关的收入和成本能够可靠的计量。

08/11/2005 08:25 FAX 03132017708 ZWJ 004

张家口市煤达物资贸易公司
会计报表附注

2004年度

一、公司一般情况

张家口市煤达物资贸易公司(以下简称本公司)，由张家口煤矿机械厂出资组建，于1992年11月20日在张家口市工商行政管理局登记注册。

本公司注册资本 59 万元，住所：张家口市桥东区工业路甲 51 号，营业执照注册号码1307001400504，法定代表人李升俊。

本公司经营范围主要包括金属材料（不含贵金属），木材，建筑材料，化工产品，五金，电器机械等的销售。

二、公司主要会计政策、会计估计的说明

1. 会计年度

本公司自每年公历1月1日起至12月31日止为一个会计年度。

2. 记账基础和计价原则

本公司采用借贷记账法，以权责发生制为记账基础，资产于取得时按实际成本入账；其后，如果发生减值，则计提相应的减值准备。

3. 记账本位币

本公司以人民币作为记账本位币。

4. 现金等价物的确定标准

本公司以持有期限短（一般是指从购买日起三个月内到期）、流动性强、易于转换为已知金额现金、价值变动风险很小的应收票据作为现金等价物。

本公司现金及现金等价物包括：现金、银行存款、其他货币资金和应收票据。

5. 应收账款核算方法

（1）坏账损失的核算方法：本公司坏账损失采用备抵法核算，采用个别认定法与账龄分析法结合计提坏账准备，对于有确凿证据表明确实无法收回的应收款项，经本公司董事会或股东大会批准后列作坏账损失，冲销提取的坏账准备。

采用账龄分析法计提坏账准备的计提比例为：

3个月-1年	2%
1-2年	5%
2-3年	40%

003 ... 08/11/2005 09:25 FAX 0313201100

现金流量表

企财03表

编制单位：张家口市煤达物资贸易公司　　2004年度　　金额单位：元

项目	行次	金额	项目	行次	金额	项目	行次	金额
一、经营活动产生的现金流量：	1	——	投资活动产生的现金	24	-5200.00	预提费用增加（减：减少）	47	
销售商品、提供劳务收到的现金	2	2952798.42	三、筹资活动产生的现金流量	25	——	处置固定资产、无形资产和其他长期资产的	48	
收到的税费返还	3		吸收投资所收到的现	26		固定资产报废损失	49	
收到的其他与经营活动有关的现金	4	18762.79	借款所收到的现金	27		财务费用	50	
现金流入小计	5	2971561.21	收到的其他与筹资活	28		投资损失（减：收益）	51	
购买商品、接受劳务支付的现金	6	2934887.89	现金流入小计	29		递延税款贷项（减：借项）	52	
支付给职工以及为职工支付的现金	7	139260.00	偿还债务所支付的现	30		存货的减少（减：增加）	53	-854833.15
支付的各项税费	8	175220.68	分配股利、利润或偿	31		经营性应收项目的减少（减：增加）	54	-848505.62
支付的其他与经营活动有关的现金	9	193888.32	支付的其他与筹资活	32		经营性应付项目的增加（减：减少）	55	1225127.07
现金流出小计	10	3443256.89	现金流出小计	33		其他	56	
经营活动产生的现金流量净额	11	-471695.68	筹资活动产生的现金	34		经营活动产生的现金流量净额	57	-471695.68
二、投资活动产生的现金流量：	12	——	四、汇率变动对现金的影响	35		二、不涉及现金收支的投资和筹资活动：	58	——
收回投资所收到的现金	13		五、现金及现金等价物净增加	36	-476895.68	债务转为资本	59	
其中：出售子公司所收到的现金	14		补充资料：	37	——	一年内到期的可转换公司债券	60	
取得投资收益所收到的现金	15		一、将净利润调节为经营活动	38	——	融资租入固定资产	61	
处置固定资产、无形资产和其他长期资产所	16		净利润	39	4692.02	其他	62	
收到的其他与投资活动有关的现金	17		加：*少数股东损益	40		三、现金及现金等价物净增加情况：	63	——
现金流入小计	18		减：*未确认的投资	41		现金的期末余额	64	957244.45
购建固定资产、无形资产和其他长期资产所	19	5200.00	加：计提的资产减值	42		减：现金的期初余额	65	1434140.13
投资所支付的现金	20		固定资产折旧	43	1824.00	加：现金等价物的期末余额	66	
其中：购买子公司所支付的现金	21		无形资产摊销	44		减：现金等价物的期初余额	67	
支付的其他与投资活动有关的现金	22		长期待摊费用摊	45		现金及现金等价物净增加额	68	-4768895.68
现金流出小计	23	5200.00	待摊费用减少	46			69	

利润及利润分配表

企财02表

编制单位：张家口市煤达物资贸易公司　　2004年度　　金额单位：元

项目	行次	上年实际数	本年实际数	项目	行次	上年实际数	本年实际数
、主营业务收入	1	8522111.32	6146672.71	罚款支出	38		
其中：出口产品（商品）销售收入	2			捐款支出	39		
进口产品（商品）销售收入	3			（二）其他支出	40		
减：折扣与折让	4			其中：结转的含量工资包干结余	41		
、主营业务收入净额	5	8522111.32	6146672.71	五、利润总额（亏损总额以"一"号填列）	42	4875.50	5721.97
减：（一）主营业务成本	6	8154504.84	5732288.66	减：所得税	43	877.59	1029.95
其中：出口产品（商品）销售成本	7			＊少数股东损益	44		
（二）主营业务税金及附加	8	5904.75	11512.78	加：＊未确认的投资损失	45		
（三）经营费用	9			六、净利润（净亏损以"一"号填列）	46	3997.91	4692.02
（四）其他	10			加：（一）年初未分配利润	47	-35921.99	-31924.08
加：（一）递延收益	11			（二）盈余公积补亏	48		
（二）代购代销收入	12			（三）其他调整因素	49		
（三）其他	13			七、可供分配的利润	50	-31924.08	-27232.06
、主营业务利润（亏损以"一"号填列）	14	361701.73	402871.27	减：（一）提取法定盈余公积	51		
加：其他业务利润（亏损以"一"号填列）	15			（二）提取法定公益金	52		
减：（一）营业费用	16	359549.20	407795.09	（三）提取职工奖励及福利基金	53		
（二）管理费用	17			（四）提取储备基金	54		
（三）财务费用	18	-2722.97	-10645.79	（五）提取企业发展基金	55		
其中：利息支出	19			（六）利润归还投资	56		
利息收入	20	2758.47	10762.79	（七）补充流动资本	57		
汇兑净损失（汇兑净收益以"一"号	21			（八）单项留用的利润	58		
（四）其他	22			（九）其他	59	-31924.08	-27232.06
、营业利润（亏损以"一"号填列）	23	4875.50	5721.97	八、可供投资者分配的利润	60		
加：（一）投资收益（损失以"一"号填列）	24			减：（一）应付优先股股利	61		
（二）期货收益（损失以"一"号填列）	25			（二）提取任意盈余公积	62		
（三）补贴收入	26			（三）应付普通股股利（应付利润）	63		
其中：补贴前亏损的企业补贴收入	27			（四）转作资本（股本）的普通股股利	64		
（四）营业外收入	28			（五）其他	65		
其中：处置固定资产净收益	29			九、未分配利润	66	-31924.08	-27232.06
非货币性交易收益	30			其中：应由以后年度税前利润弥补的亏损（以"+"号	67		
出售无形资产收益	31			补充资料：	68		
罚款净收入	32			一、出售、处置部门或被投资单位所得收益	69		
（五）其他	33			二、自然灾害发生的损失（损失以"+"填列）	70		
其中：用以前年度含量工资结余弥补利润	34			三、会计政策变更影响利润总额数	71		
减：（一）营业外支出	35			四、会计估计变更影响利润总额数	72		
其中：处置固定资产净损失	36			五、债务重组损失（损失以"+"填列）	73		
出售无形资产损失	37			六、其他非经常性损益（收益以"+"填列）	74		

资产负债表

企财01表

编制单位：张家口市纵达物资贸易公司　　2004年12月31日　　金额单位：元

项目	行次	年初数	年末数	项目	行次	年初数	年末数
货币资金	1	1434140.13	957244.46	短期借款	47		
短期投资	2			应付票据	48		
应收票据	3			应付账款	49	57346.54	1098624.34
应收股利	4			预收账款	50	610426.90	2792127.86
应收利息	5			应付工资	51		
应收账款	6	237337.67	74119.31	应付福利费	52	200.90	200.90
其他应收款	7	13000.00	285626.33	应付股利（应付利润）	53		
预付账款	8	43800.00	782897.65	应付利息	54		
期货保证金	9			应交税金	55	47631.11	-191556.93
应收补贴款	10			其他应交款	56	2164.59	1028.42
应收出口退税	11			其他应付款	57	1782376.03	24848.55
存货	12	1317478.19	2172311.34	预提费用	58		
其中：原材料	13			预计负债	59		
库存商品（产成品）	14	1317478.19	2172311.34	递延收益	60		
待摊费用	15			一年内到期的长期负债	61		
待处理流动资产净损失	16			其他流动负债	62		
一年内到期的长期债权投资	17			流动负债合计	63	2500146.07	3725273.14
其他流动资产	18			长期借款	64		
流动资产合计	19	3045755.99	4272199.08	应付债券	65		
长期投资	20			长期应付款	66		
其中：长期股权投资	21			专项应付款	67		
长期债权投资	22			其他长期负债	68		
*合并价差	23			其中：特准储备基金	69		
长期投资合计	24			长期负债合计	70		
固定资产原价	25	7330.00	12530.00	递延税款贷项	71		
减：累计折旧	26	4864.00	6688.00	负 债 合 计	72	2500146.07	3725273.14
固定资产净值	27	2466.00	5842.00	*少数股东权益	73		
减：固定资产减值准备	28			实收资本（股本）	74	580000.00	580000.00
固定资产净额	29	2466.00	5842.00	国家资本	75	580000.00	580000.00
工程物资	30			集体资本	76		
在建工程	31			法人资本	77		
固定资产清理	32			其中：国有法人资本	78		
待处理固定资产净损失	33			集体法人资本	79		
固定资产合计	34	2466.00	5842.00	个人资本	80		
无形资产	35			外商资本	81		
其中：土地使用权	36			资本公积	82		
长期待摊费用（递延资产）	37			盈余公积	83		
其中：固定资产修理	38			其中：法定公益金	84		
固定资产改良支出	39			*未确认的投资损失	85		
其他长期资产	40			未分配利润	86	-31924.08	-27232.06
其中：特准储备物资	41			其中：现金股利	87		
无形资产及其他资产合计	42			外币报表折算差额	88		
递延税款借项	43			所有者权益小计	89		
	44			减：未处理资产损失	90		
	45			所有者权益合计（剔除未处理资产损失后的金额）	91	548075.92	552767.94
资产总计	46	3048221.99	4278041.08	负债和所有者权益总计	92	3048221.99	4278041.08

审 计 报 告

中天恒审字[2005]1349 号

张家口市煤达物资贸易公司：

我们审计了后附的张家口市煤达物资贸易公司（以下简称贵公司）2004 年 12 月 31 日的资产负债表以及 2004 年度的利润及利润分配表和现金流量表。这些会计报表的编制是贵公司管理当局的责任，我们的责任是在实施审计工作的基础上对这些会计报表发表意见。

我们按照中国注册会计师独立审计准则计划和实施审计工作，以合理确信会计报表是否不存在重大错报。审计工作包括在抽查的基础上检查支持会计报表金额和披露的证据，评价管理当局在编制会计报表时采用的会计政策和作出的重大会计估计，以及评价会计报表的整体反映。我们相信，我们的审计工作为发表意见提供了合理的基础。

我们认为，上述会计报表符合国家颁布的企业会计准则和《企业会计制度》的规定，在所有重大方面公允反映了贵公司 2004 年 12 月 31 日的财务状况以及 2004 年度的经营成果和现金流量。

附送：

一、资产负债表
二、利润及利润分配表
三、现金流量表
四、会计报表附注

北京中天恒会计师事务所有限责任公司 注册会计师：中国注册会计师 高兆清

地 址：北京海淀区中关村南大街 17 号

韦伯时代中心 C 座 23 层 注册会计师：中国注册会计师 王福生

邮 编：100081

电 话：（010）88579518 2005 年 8 月 29 日

张家口市煤达物资贸易公司

审　计　报　告

（2004年度）

目　　录

一、 审计报告

二、 附送

1、资产负债表

2、利润及利润分配表

3、现金流量表

4、会计报表附注

北京中天恒会计师事务所有限责任公司

地址：北京中关村南大街17号　　　　邮编：100081

韦伯时代中心C座2306室

电话：（010）88579518　　　　传真：（010）88571033



企业法人营业执照

注册号1304001400043

企业名称　邯郸煤炭设计研究院岩土工程技术开发公司

住所　邯郸市滏河北大街114号

法定代表人　孙凤苹

注册资金　人民币陆佰零壹万元

经济性质　国　有

经营方式　服务、施工

经营范围　主营　工程地质及岩土工程开发、技术咨询服务、承包各类工程地质钻探、承担工程造价1000万元以下的地基与基础工程施工※

兼营　工程桩桩身结构完整性及单桩竖向承载力动力测试、工程测量※

发照机关



二〇〇四年五月四日

393

参股企业需提供的资料（390）
（二十三）

391~392 不存在

393（3）最新年检的《企业法人营业执照》（正、副本）的复印件（3）

394（4）现行有效的章程或章程性文件 （3）

395~396 不存在

397（7）最近一次注册资本变更的《验资报告》 （3）

398 不存在

)0）

香港上市规则所需文件（388）

（二十二）

本）的复印件（3）

（3）

（3）

环境保护事宜（371）

（二十一）

372~387　不存在

3、存在控制关系的关联方所持股份或权益及其变化

企业名称	2003.12.31		本年增加		本年减少		2004.12.31	
	金额	%	金额	%	金额	%	金额	%
煤炭工业部邯郸设计研究院	2,154,270.00	100.00					2,154,270.00	100.00

4、不存在控制关系的关联方关系的性质

公司名称	与本公司关系
邯郸市奇斌工程设计咨询有限公司	同一母公司
煤炭工业邯郸设计研究院中兴机械厂	同一母公司
邯郸市国宁工程设计咨询有限公司	同一母公司
煤炭工业邯郸设计研究院信华技术开发公司	同一母公司
煤炭工业邯郸设计研究院中原建设监理咨询公司	同一母公司
邯郸市兴亚实业有限公司	同一母公司
邯郸市中远工程质量检测有限公司	同一母公司

（二）关联方交易事项

本公司无需披露的关联交易事项

（三）关联方往来余额

关联方	账户	性质	2004.6.30	占该科	2003.12.31	占该科目
设计院	其他应付款	借款	1,393,224.9	90.15%	993,224.94	89.89%

七、或有事项及承诺事项

本公司无需披露的或有事项

八、资产负债表日后事项

本公司无需披露的资产负债表期后事项

九、其他重要事项

18. 财务费用

项　　目	2003 年度	2004 年度
利息支出		
减：利息收入	-895.33	-1,320.54
汇兑损失		
减：汇兑收益		
手续费支出		584.50
其他支出		
合　　计	-895.33	-731.04

19. 营业外收入

项　　目	2003 年度	2004 年度
固定资产盘盈		32,000.00
合　　计		32,000.00

20. 营业外支出

项　　目	2003 年度	2004 年度
职工子女教育经费	5,100.00	4,250.00
合　　计	5,100.00	4,250.00

六、关联方关系及交易

（一）关联方概况

1、与本公司存在控制关系的关联方

企业名称	注册地址	主营业务	与本企业关系	经济性质	法定代表人
煤炭工业部邯郸设计研究院	邯郸市滏西北大街 114 号	建筑设计\煤炭行业设计	母公司	国有	朱杰利

2、存在控制关系的关联方的注册资本及其变化

企业名称	2003.12.31（万元）	本年增加	本年减少	2004.12.31（万元）
煤炭工业部邯郸设计研究院	2,441			2,441

15. 未分配利润

项目	金额
上年年末余额	-1,182,197.27
加：年初未分配利润调整数	-243,585.20
其中：执行《企业会计制度》追溯调整	-186,366.60
重大会计差错	
其他调整因素	-57,218.60
本年年初余额	-1,425,782.47
本年增加数	-1,038,799.12
其中：本年净利润转入	-1,038,799.12
其他增加	
本年减少数	
其中：本年提取盈余公积数	
本年分配现金股利数	
本年分配股票股利数	
其他减少	
本年年末余额	-2,464,581.59
其中：董事会已批准的现金股利数	

16、主营业务收入与成本

项目	主营业务收入		主营业务成本	
	2003年度	2004年度	2003年度	2004年度
勘察收入	1,200,975.00	1,309,785.00	1,572,773.61	2,575,737.89
建筑收入	382,700.00	372,827.00		
小计	1,583,675.00	1,682,612.00	1,572,773.61	2,575,737.89
公司内业务分部间抵销				
合计	1,583,675.00	1,682,612.00	1,572,773.61	2,575,737.89

17. 主营业务税金及附加

项目	计缴基数	计缴比例	本年数	上年数
营业税	1,533,481.20	5%	76,674.06	63,634.75
城市维护建设税	76,674.00	7%	5,367.18	4,454.44
教育费附加	76,674.00	3%	2,300.22	2,088.68
地方附加	76,674.00	1%	766.75	277.08
价格调控基金				
合计			85,108.21	70,454.95

（3）本账户余额中持有本公司5%（含5%）以上股份的股东单位的欠款：

序号	债权人名称	金额	发生时间	原因
1	邯郸设计院	1,393,224.94	2003-2004年	借款

13、实收资本

(1)项目

投资者名称	年初数		本期增加额	本期减少额	年末数	
	金额	比例			金额	比例
煤炭工业邯郸设计研究院	2,154,270.00	100.00			2,154,270.00	100.00
合　计	2,154,270.00	100.00			2,154,270.00	100.00

(2)国有资本

投资者名称	年初数		本期增加	本期减少	年末数	
	金额	比例			金额	比例
①国家资本						
②国有法人资本	2,154,270.00	100.00			2,154,270.00	100.00
合　计	2,154,270.00	100.00			2,154,270.00	100.00

14、盈余公积

项目	年初数	本期增加	本期减少	年末数
法定盈余公积	64,605.23			64,605.23
公益金				
任意盈余公积				
合 计	64,605.23			64,605.23

（2）国有盈余公积

项　目	年初数	本期增加	本期减少	年末数
①国家独享部分				
②其他部分	64,605.23			64.605.23
合　计	64.605.23			64,605.23

等。

10、应交税金

税　项	年初数	本年应交	本年已交	年末数
营业税	30,757.75	76,674.06	95,930.81	11,501.00
城市维护建设税	2,177.56	5,367.18	6,715.16	829.58
所得税	2,509.16		2,509.16	
个人所得税	145.10	1,991.75	1,962.10	174.75
车船税		790.00	900.00	-110.00
合　计	35,589.57	84,822.99	108,017.23	12,395.33

11、其他应交款

税　项	年初数	本年应交	本年已交	年末数
教育费附加	938.06	2,300.22	2,887.92	350.36
地方附加	277.08	766.75	939.32	104.51
合计	1,215.14	3,066.97	3,827.24	454.87

12、其他应付款

（1）账龄分析列示如下：

帐龄	年初数		年末数	
	金额	比例(%)	金额	比例(%)
1年以内	151,600.20	13.72	440,595.59	28.51
1—2年	902,156.34	81.65	151,600.00	9.81
2—3年	51,143.05	4.63	953,304.94	61.68
3年以上				
合　计	1,104,899.59	100	1,545,500.53	100

（2）主要债权人(除关联方)及欠款原因如下：

序号	债权人名称	金额	发生时间	原因
1	邯郸社保部	50,931.60	2003年	应付社保金
2	中煤勘探129队	50,000.00	2003年	应付勘探费用

二、二级单位乙小计			
中煤公司129勘探队	35,488.00	勘探费用	原单位帐号不详
……			
合 计			

7. 预收帐款

（1）预收账款账龄情况：

帐 龄	年初数		年末数	
	金额	比例(%)	金额	比例(%)
1年以内			11,000.00	100
1—2年				
2—3年				
3年以上				
合 计			11,000.00	100

（2）主要债权人(除关联方)及欠款原因如下：

序号	债权人名称	金额	发生时间	原因
1	邯郸市嘉隆商贸	11,000.00	2004年	预收勘探费用

（3）本账户余额中无持有本公司5%（含5%）以上股份的股东单位的欠款

8. 应付工资

应付工资年末余额129,700.28元.

本公司本年工资余额为129,700.28元，公司本年实际计提数为861,656.50元，实际发放数为861,656.50元.

9. 应付福利费

应付福利费年末余额385,065.29元.

本公司应付福利费来源为按实际发放工资总额的14%计提. 主要支出为医药费支出

房屋及建筑物	515,467.56	79,609.36		595,076.91
机械设备	503,394.93	296,860.69	161,470.45	638,785.17
运输设备	185,961.59	-89,344.93	23,836.24	72,780.42
其他设备	20,299.15		20,299.15	
土地				
合计	1,225,123.23	287,125.11	205,605.84	1,306,642.50
固定资产净值				
房屋及建筑物	704,532.44			624,923.09
机械设备	552,355.07			221,964.83
运输设备	-39,231.59			-33,649.72
其他设备	39,426.55			44,235.00
土地				
合计	1,257,082.47			857,473.20

6. 应付帐款

（1）应付账款账龄情况

帐龄	年初数		年末数	
	金额	比例(%)	金额	比例(%)
1年以内				
1—2年	35,488.00	100		
2—3年			35,488.00	100
3年以上				
合　计	35,488.00	100	35,488.00	100

（2）主要债权人(除关联方)及欠款原因如下:

序号	债权人名称	金额	发生时间	原因
1	中煤公司129勘探队	35,488.00	2001年	勘探费用

（3）三年以上应付账款明细及未付原因

债　权　人	年末数	欠款原因	未做处理原因
一、二级单位中小计			

山 西 天 元 会 计 师 事 务 所
SHANXI TIANYUAN CERTIFIED PUBLIC ACCOUNTAS
地址：水西门街67号山西省国税大楼21层 邮编：030002
电话：2387595 2387601 Add : No.67 shuiximen St. Taiyuan China

审 计 报 告

晋天元审[2005]0214号

邯郸煤炭设计研究院岩土工程技术开发公司董事会：

我们审计了后附的邯郸煤炭设计研究院岩土工程技术开发公司2004年12月31日的资产负债表以及2004年度的利润及利润分配表和现金流量表。这些会计报表的编制是邯郸煤炭设计研究院岩土工程技术开发公司管理当局的责任，我们的责任是在实施审计工作的基础上对这些会计报表发表意见。

我们按照中国注册会计师独立审计准则计划和实施审计工作，以合理确信会计报表是否不存在重大错报。审计工作包括在抽查的基础上检查支持会计报表金额和披露的证据，评价管理当局在编制会计报表时采用的会计政策和做出的重大会计估计，以及评价会计报表的整体反映。我们相信，我们的审计工作为发表意见提供了合理的基础。

我们认为，上述会计报表符合国家颁布的企业会计准则和《企业会计制度》的规定，在所有重大方面公允反映了邯郸煤炭设计研究院岩土工程技术开发公司2004年12月31日的财务状况以及2004年度的经营成果和现金流量。

山西天元会计师事务所(有限公司)



中国·太原

中国注册会计师 中国注册会计师 李喜民 编号：1401000 0021

中国注册会计师 中国注册会计师 编号：14010

二零零五年一月十六日

外部应收账款						
合计	720,570.00		78,299.30	658,805.00		57,218.60

3、其他应收款

（1）账龄分析列示如下：

账龄	年初余额				年末余额			
	金额	比例%	坏账准备计提比例%	坏账准备	金额	比例%	坏账准备计提比例%	坏账准备
3个月-1年（含1年）	376,544.80	100.00	0	-	82,693.51	100.00	0	0
1-2年（含2年）			10				10	
2-3年（含3年）			20				20	
3-5年（含5年）			50				50	
5年以上			80				80	
合计	376,544.80	100.00		0	82,693.51	100.00		0

（2）主要债务人(除关联方)及欠款原因如下：

序号	债务人名称	金额	发生时间	原因
1	聂建民	42,662.80	2004年	备用金
2	杨玉锁	12,700.00	2004年	备用金
3	孙维中	12,181.00	2004年	备用金

本账户余额中无持有本公司5%（含5%）以上股份的股东单位的欠款

（3）计提坏账准备的情况：

项 目	年末数			年初数		
	金额	比例%	坏账准备	金额	比例%	坏账准备
账龄分析法：						
3个月-1年(含1年）	82,693.51	0		376,544.80	0	-
1-2年（含2年）		10			10	
2-3年（含3年）		20			20	
3-5年（含5年）		50			50	
5年以上		80			80	
个别认定法：						

账龄	年初余额				年末余额			
	金额	比例%	坏账准备计提比例%	坏账准备	金额	比例%	坏账准备计提比例%	坏账准备
3个月-1年（含1年）	529,113.00	80.31	0	-	483,321.00	67.07	0	
1-2年（含2年）	18,350.00	2.78	10	1,835.00	107,557.00	14.92	10	10,755.70
2-3年（含3年）	26,000.00	3.94	20	5,200.00	18,350.00	2.55	20	3,670.00
3-5年（含5年）	60,300.00	9.15	50	30,150.00	84,000.00	11.65	50	42,000.00
5年以上	25,042.00	3.82	80	20,033.60	27,342.00	3.81	80	21,873.60
合计	658,805.00	100.00		57,218.60	720,570.00	100.00		78,299.30

（2）主要债务人(除关联方)及欠款原因如下：

序号	债务人名称	金额	发生时间	原因
1	丛台区四季村委	183,867.00	2003年	勘察费用
2	邯郸市房地产开发公司	121,440.00	2004年	勘察费用
3	永泰房产	90,000.00	2004年	勘察费用
4	联通公司	77,181.00	2004年	勘察费用
5	市委组织部	58,000.00	2001年	勘察费用

本账户余额中无持有本公司5%（含5%）以上股份的股东单位的欠款

（3）计提坏账准备的情况：

项 目	年末数			年初数		
	金额	比例%	坏账准备	金额	比例%	坏账准备
账龄分析法：						
3个月-1年(含1年)	483,321.00	0		529,113.00	0	-
1-2年（含2年）	107,557.00	10	10,755.70	18,350.00	10	1,835.00
2-3年（含3年）	18,350.00	20	3,670.00	26,000.00	20	5,200.00
3-5年（含5年）	84,000.00	50	42,000.00	60,300.00	50	30,150.00
5年以上	27,342.00	80	21,873.60	25,042.00	80	20,033.60
个别认定法：						
内部应收账款						

教育费附加	按应缴流转税额的3.5%计缴
地方附加	按应缴流转税额1%计缴
所得税	按应纳税所得额的33%计缴

其他税项：按税法规定计算缴纳。

四、职工福利及社会保险

据国家及河北省劳动管理部门规定，本公司按职工工资总额的一定比例计提职工福利费和社会保险基金等。该等基金余额作为应付福利费或其他应付款反映在资产负债表上，计提比例如下：

项目	比例
职工福利费	14%
职工教育经费	1.5%
工会经费	2%
养老保险基金	20%

五、会计报表重要项目的注释

1、货币资金

项目	2004.12.31	2003.12.31
现金	673.81	995.08
银行存款	90,786.72	118,717.25
其他货币资金	-	30,460.99
合计	91,460.53	150,173.32

货币资金全部为人民币。

2、应收账款

（1）账龄分析列示如下：

项目	2003年累计影响数	2004年累计影响数
对公司报表影响		
资产减少	57,218.60	78,299.30
净资产减少	57,218.60	78,299.30
期初未分配利润减少	29,788.50	57,218.60

截止2004年12月31日累计影响数为78,299.30元，其中：期初未分配利润 57,218.60元，报告期利润 -21,080.70元。

B、累计折旧

项目	2003年累计影响数	2004年累计影响数
对公司报表影响		
资产减少	186,366.60	140,571.51
净资产减少	186,366.60	140,571.51
期初未分配利润减少	-37,350.78	186,366.60

截止2004年12月31日累计影响数为140,571.51元，其中：期初未分配利润186,366.60元，报告期利润 -45,795.09元。

（2）、报告期会计估计变更

无

（3）、报告期重大会计差错更正

无

三、税项

主要税种及税率列示如下：

税 项	适 用 税 率
营业税	按服务收入的3%或5%计缴
城建税	按应缴流转税额的7%计缴

提。

②短期投资原按成本计价，现改为期末按成本与可变现净值孰低原则计量，并按单项投资计提跌价准备。

③存货原按成本计价，现改为期末按成本与可变现净值孰低原则计量，并按存货类别计提跌价损失准备。

④长期投资原按成本计价，现改为期末按长期投资未来可收回金额低于账面价值的差额计提减值准备。

⑤固定资产原按成本计价，现改为期末按单项固定资产可收回金额低于其账面价值的差额计提减值准备。

固定资产折旧年限进行了调整，固定资产变更前后折旧年限及折旧率见下表：

类别	变更前		变更后	
	折旧年限	折旧率%	折旧年限	折旧率%
房屋建筑物	10-50	1.9-9.7	20-35	2.77-4.85
机器设备	8-18	5.4-12.1	5-10	9.70-19.40
运输设备	12-15	8.1-6.5	5-10	9.70-19.40
其他设备	10-15	6.5-9.7	5-15	6.47-19.40

⑥在建工程原按成本计价，现改为期末当在建工程预计发生减值时，按单项工程项目计提减值准备。

⑦无形资产原按成本计价，现改为期末按无形资产单项项目可收回金额低于其账面价值的差额计提减值准备。

⑧委托贷款原按成本计价，现改为期末按委托贷款单项项目可收回金额低于其账面价值的差额计提减值准备。

公司上述会计政策变更，已采用追溯调整法，累积影响数均为 220,470.81 元，明细如下：

A、坏帐准备

（3）相对控股公司，即直接或间接占其资本额虽然不足 50%（但一般应在 20%以上）但具有实质控制权的公司；

（4）双方各持 50%的均股公司；

（5）对集团内部股权多元化相互持股的公司，应由股份最多的一方进行合并，如持股均等，由上一级母公司指定一方合并；

（6）由集团内部两家以上单位参股，对上一级母公司已形成间接控制的公司，由上一级母公司指定一家合并；

（7）其他拥有控制、共同控制或具有重大影响的企业。

不纳入合并会计报表范围的子公司：

（1）已经关停并转的公司；

（2）按照破产程序，已经宣告被清理整顿的子公司；

（3）已宣告破产的子公司；

（4）准备近期出售而短期持有其半数以上的权益性资本的子公司；

（5）非持续经营的所有者权益为负数的子公司；

（6）受所在国外汇管制及其他管制，资金调度受到限制的境外子公司。

凡控股子公司均纳入合并会计报表范围；在编制合并会计报表时，将母公司与子公司间的债权、债务、投资、交易及未实现内部利润予以抵销，在此基础上相对应的资产、负债、权益以及收入、成本费用逐项合并。

少数股东权益是指子公司净资产中由母公司以外的其他投资者所拥有的权益。

少数股东损益是指母公司以外的其他投资者在各子公司应分得的利润（或应承担的亏损）。

20、会计政策、会计估计变更及会计差错更正的说明

（1）、报告期会计政策变更

公司以前年度执行《勘查设计企业会计制度》，自本年度起按《企业会计制度》作了如下变更：

①坏账准备，原应收款项年末不计提坏账准备，现改为按应收款项年末账龄分析计

16、收入确认原则

商品销售：本公司将商品所有权上的主要风险和报酬转移给购货方；本公司不再对该产品实施继续管理权和实际控制权；相关的收入已经收到或取得了收款的证据；并且与销售该产品相关的成本能够可靠地计量时确认为营业收入的实现。

提供劳务：劳务已经提供，其经济利益能够流入本公司，并且与提供该劳务相关的成本能够可靠地计量时确认为收入的实现。在同一会计年度内开始并完成的劳务，则完成劳务时确认收入，如劳务的开始和完成属不同的会计年度，在提供劳务交易的相关成本能够可靠地计量时，则在资产负债表日按照完工百分比法确认相关的劳务收入。

他人使用本公司资产：与交易相关的经济利益能够流入企业且收入的金额能够可靠的计量确认收入。

17、利润分配顺序

本公司按《公司法》及其他有关规定进行利润分配，缴纳所得税后的利润，除国家另有规定者外，按照下列顺序分配：

弥补企业以前年度亏损。

提取法定盈余公积金。法定盈余公积金按照税后利润扣除前两项后的10%提取，盈余公积金已达注册资金50%时可不再提取。

提取公益金。按照税后利润扣除前两项后的5%提取。

向投资者分配利润。公司以前年度未分配的利润，可以并入本年度向投资者分配。

18、所得税的会计处理方法

本公司所得税的会计处理采用应付税款法

19、合并会计报表的编制方法：

根据财政部财会字(1995)11号《关于印发<合并会计报表暂行规定>的通知》及有关补充规定编制合并会计报表。

合并范围包括：

（1）全资子公司；

（2）绝对控股公司。即直接或间接占其权益性资本50%（不含50%）以上，拥有绝对控股权的公司；

在建工程结转固定资产的时点：本公司建造的固定资产在达到预定可使用状态之日起，根据工程预算、造价或工程实际成本等，按估计的价值结转固定资产，次月起开始计提折旧。待办理了竣工决算手续后再作调整。

每期期末，本公司对在建工程进行全面检查，如果有证据表明在建工程已发生减值，计提在建工程减值准备。在建工程在资产清查基准日存在以下一项或若干项情况的，计提在建工程减值准备：

（1）长期停建并且预计在未来3年内不会重新开工的在建工程。但停建当年计提的减值准备不得超过在建工程帐面价值的30%。

（2）所建项目无论在性能上，还是在技术上已经落后，并且给企业带来的经济效益具有很大的不确定性。

（3）其他足以证明在建工程已经发生减值的情况。

14、无形资产及无形资产减值准备核算方法

本公司的无形资产是指公司为生产商品或者提供劳务、出租给他人、或为管理目的而持有的、没有实物形态的非货币性长期资产。

本公司的无形资产在取得时，按取得时的实际成本计价。

无形资产的成本，自取得当月起在预计使用年限内分期平均摊销。如果预计使用年限超过了相关合同规定的受益年限或法律规定的有效年限，摊销年限不超过受益年限与有效年限两者之中较短者；如果合同没有规定受益年限，法律也没有规定有效年限的，摊销年限不超过10年。

每期期末，检查各项无形资产预计给企业带来未来经济利益的能力，当无形资产将来为企业创造的经济利益还不足以补偿无形资产帐面价值（摊余成本），即在清产核资基准日估计其可收回金额低于帐面价值时，将无形资产预计可收回金额低于帐面价值的差额计提减值准备。

15、长期待摊费用的核算方法

长期待摊费用能够确定收益期的，在收益期内平均摊销；当某项长期待摊费用已基本确定不能使以后会计期间受益，应在被判断当期(月)，将其摊余价值全部计入当期(月)管理费用。

开办费从开始生产经营的当月起，一次计入当期损益。

a被投资单位被吊销营业执照的、一般全额计提减值准备。

b被投资单位已经资不抵债但仍持续经营的，一般全额计提减值准备。

c被投资单位已经停止营业的，一般按50%计提减值准备。

d 连续三年不能取得被投资单位的会计报表及相关会计资料，且无收益的，在第三个会计年度终了按50%计提减值准备，四年及以上全额计提减值准备。

e对于国债投资，一律不计提减值准备。

12、固定资产、累计折旧及固定资产减值准备的核算方法：

本公司固定资产在取得时，按取得时的实际成本计价。

固定资产确认的标准为：使用年限在一年以上的房屋、建筑物、机器、机械、运输工具和其他与生产经营有关的设备、器具等；不属于生产经营主要设备的物品，单位价值在2000元以上，并且使用期限超过2年的，也应作为固定资产核算。

固定资产折旧采用平均年限法计算，并按固定资产类别、预计使用年限和预计残值率(3%)确定其折旧率。固定资产预计使用年限及年折旧率列表如下：

资产类别	使用年限	年折旧率
房屋建筑物	20—35年	2.77%—4.85%
机器设备	5—10年	9.70%—19.40%
运输设备	5—10年	9.70%—19.40%
其他设备	5—15年	6.47%—19.40%

每期期末对固定资产进行逐项检查，对固定资产由于市价持续下跌，或技术陈旧、损坏、长期闲置等原因，导致其可收回金额低于帐面价值的，将可收回金额低于其帐面价值的差额作为固定资产减值准备，土地和已提足折旧继续使用的固定资产不计提减值准备。

13、在建工程及在建工程减值准备核算方法

在建工程的计价：按实际发生的支出确定工程成本。自营工程按直接材料、直接工资、直接施工费等计量；出包工程按应支付的工程价款等计量；设备安装工程按所安装设备的价值、安装费用、工程试运转等所发生的支出等确定工程成本。在各项工程达到预定可使用状态之前发生的专项借款的辅助费用、利息支出、汇兑损益、债券溢折价摊销均计入该工程成本。在交付使用后计入财务费用。

被投资企业有表决权资本总额20%以下，或虽占20%或20%以上，但不具有重大影响，采用成本法核算；投资额占被投资企业有表决权资本总额20%或20%以上，或虽投资不足20%但有重大影响的，采用权益法核算。对股权投资差额，在年末分期平均摊销计入损益。股权投资差额的摊销期限：合同规定了投资期限的，按照合同规定的投资期限摊销；合同没有规定投资期限的，借方差额按不超过10年的年限摊销，贷方差额记入资本公积。

（2）长期债权投资

按实际支付的价款扣除自发行日至债券购入日的应计利息后的余额作为实际成本。实际成本与债券面值的差额，作为溢价或折价，在债券存续期间内确认债券利息收入时，采用直线法摊销。

（3）长期投资减值准备

对长期投资由于市价持续下跌或被投资单位经营状况恶化，导致其可收回金额低于帐面价值的，计提长期投资减值准备；长期投资减值准备在区分长期股权投资和长期债权投资的基础上，按单项项目计提；对于非上市流通的长期债权投资减值准备的计提按以下标准：

A 投资期即将届满能够全部收回的，不计提减值准备。

B 未逾期、但未按期收到债券利息的，分析债券发行单位的性质及实际财务状况，如有确凿证据表明该项资产发生了减值，计提长期投资减值准备。

C 被投资单位已经宣告破产，或进入破产清算程序进行清理整顿而难以持续经营的，在取得相关政府批文、公告等条件下，无论是否逾期，均全额计提减值准备。

D 已经逾期的长期债权投资，根据逾期时间长短在以下标准范围内确定减值准备的计提比例。

项　　目	减值准备计提比例
逾期不超过1年（含1年）	10%
逾期1—2年（含2年）	30%
逾期2—3年（含3年）	50%
逾期3年以上	80%

E 几种特殊情况下长期投资减值准备计提标准

每期期末，按单个委托贷款本金高于可收回金额的差额计提减值准备。

9、应收款项坏账准备核算方法

坏账的确认标准：债务单位撤销、破产、资不抵债、现金流量严重不足、发生严重自然灾害等导致停产而在可预见的时间内无法偿付债务等；债务单位逾期未履行偿债义务超过3年；其他确凿证据表明确实无法收回或收回的可能性不大。

坏账损失的核算方法：坏账核算采用备抵法，每期期末按账龄分析法计提坏账准备，比例如下：

帐　　龄	坏帐准备计提比例
1年以内（含1年）	0%
1—2年（含2年）	10%
2—3年（含3年）	20%
3—5年（含5年）	50%
5年以上	80%

坏账准备计提范围：对本公司的应收款项（包括应收账款、其他应收款）计提坏账准备，职工个人借款除外。

10、存货及存货跌价准备核算方法

本公司存货主要包括：原材料、低值易耗品等。

本公司存货的取得和发出的计价方法：取得时按实际成本计价，发出按加权平均法计价。

低值易耗品的摊销方法：低值易耗品领用时采用一次摊销法核算。

存货的盘存制度：实行永续盘存制。

每期期末，存货按成本与可变现净值孰低法计量，对存货由于遭受毁损、全部或部分陈旧过时或销售价格低于成本等原因，使其成本高于可变现净值的，按存货成本高于可变现净值部分，计提存货跌价准备；低值易耗品不计提跌价准备。

11、长期投资及长期投资减值准备核算方法

（1）长期股权投资

对于长期股权投资的核算，以投资时实际支付的价款或确定的价值入账。投资额占

外币汇兑损益除与工程建造有关的计入在建工程之外，其余均计入当期的财务费用.

6、现金等价物的确定标准

本公司现金等价物是指企业持有的期限短（一般是指从购买日起三个月内到期）、流动性强、易于转换为已知金额现金、价值变动风险很小的投资.

7、短期投资及短期投资跌价准备的核算方法:

短期投资按取得时实际支付的全部价款包括税金和手续费等相关费用,扣除已宣告但尚未领取的现金股利或已到付息期但尚未领取的债券利息后的余额计入投资成本。持有期间所获得的股利或利息冲减短期投资账面价值，处置时按所收到的处置收入与短期投资账面价值的差额确认为当期投资收益.

每期期末，短期投资按成本与市价孰低计量，短期投资跌价准备按单项投资成本高于市价的差额提取；对无市价的短期投资跌价准备，按以下方法执行:

（1）投资期即将届满能够全部收回的，不计提跌价准备;

（2）被投资单位已经宣告破产，或进入破产清算程序、或因经营不善整顿、歇业而非持续经营的，证据确凿的情况下，无论是否逾期，均全额计提跌价准备.

（3）其他已逾期的，根据逾期时间长短在以下标准范围内确定跌价准备计提比例.没有投资期限的短期投资，以该项目自投资购买之日起一年为限，超出一年视同逾期，并按照确定的标准计提跌价准备. 比例如下:

项目	跌价准备计提比例
逾期3个月—1年（含1年）	0%
逾期1--2年（含2年）	10%
逾期2--3年（含3年）	30%
逾期3年以上	50%

已确认跌价损失的短期投资的价值又得以恢复后在原先已确认的投资损失金额内转回.

8、委托贷款及委托贷款减值准备的核算方法

委托贷款按期计提利息，计入损益；已按期计提的利息到付息期不能收回的，停止计提利息，并冲回原已计提的利息.

邯郸煤炭设计研究院岩土工程技术开发公司
会计报表附注
2004 年度

一、公司的基本情况

邯郸煤炭设计研究院岩土工程技术开发公司(以下简称“本公司”)，经煤炭工业邯郸设计研究院批准，由煤炭工业邯郸设计研究院出资组建成。1993 年 10 月取得邯郸市工商行政管理局核发的13040014000431/1号企业法人营业执照，注册资本601万元人民币。法定代表人：：孙凤革．企业住所：河北省邯郸滏河北大街114号。

本公司主要从事：工程地质及岩土工程开发、技术咨询服务、承包各类工程地质钻控、承担工程造价1000万元以下的地基与基础工程施工。兼营工程桩桩身结构完整性及单桩坚向承载力动力测试、工程测量。

二、重要会计政策和会计估计的说明

1、会计制度

本公司执行企业会计准则和《企业会计制度》及其补充规定。

2、会计年度

本公司会计年度为公历1月1日至12月31日。

3、记账本位币

本公司以人民币为记账本位币。

4、记账基础和计价原则

本公司会计核算采用权责发生制原则进行核算，计价以历史成本为计价基础。

5、外币业务核算方法

本公司外币业务按业务发生当日中国人民银行公布的市场汇价折算为人民币记账，资产负债表日的外币货币性资产和负债按该日中国人民银行公布的市场汇价进行调整，

应上交应弥补款项表

企财06表

编制单位：煤炭部邯郸设计院岩土工程技术开发公司　　2004年度　　金额单位：元

项目	行次	金额	项目	行次	金额	项目	行次	金额
一、增值税：	1	—	本年应交数	33		年初未交数	65	
年初未交数	2		本年已交数	34		本年应交数	66	
本年应交数	3		年末未交数	35		本年已交数	67	
本年已交数	4		八、关税：	36	—	年末未交数	68	
年末未交数	5		本年已交进口关税	37		十五、基本养老保险：	69	—
二、消费税：	6	—	本年已交出口关税	38		年初未交数	70	
年初未交数	7		九、企业所得税：	39	—	本年应交数	71	16,999.00
本年应交数	8		年初未交数	40	2,509.16	本年已交数	72	16,999.00
本年已交数	9		本年应交数	41		年末未交数	73	
年末未交数	10		本年已交数	42	2,509.16	十六、失业保险：	74	—
三、营业税：	11	—	年末未交数	43		年初未交数	75	
年初未交数	12	30,757.75	十、其他各税：	44	—	本年应交数	76	
本年应交数	13	76,674.06	年初未交数	45	277.08	本年已交数	77	
本年已交数	14	95,930.81	本年应交数	46	6,680.75	年末未交数	78	
年末未交数	15	11,501.00	本年已交数	47	6,963.32	十七、基本医疗保险：	79	—
四、资源税：	16	—	年末未交数	48	-5.49	年初未交数	80	
年初未交数	17		十一、财政拨款：	49	—	本年应交数	81	
本年应交数	18		年初结余	50		本年已交数	82	
本年已交数	19		本年拨入	51		年末未交数	83	
年末未交数	20		本年支出	52		补充资料：	84	—
五、城建税：	21	—	本年结余	53		一、本年应交税金总额	85	91,022.21
年初未交数	22	2,177.56	十二、储备粮油差价款：	54	—	二、本年实际上交税金总额	86	116,006.37
本年应交数	23	5,367.18	年初未补数	55		三、本年实际支付补充养老保险（年金）总额	87	
本年已交数	24	6,716.16	本年应补数	56		四、本年实际支付补充医疗保险总额	88	
年末未交数	25	829.58	本年已补数	57		五、出口退税情况	89	—
六、教育费附加：	26	—	年末未补数	58		出口额（美元）	90	
年初未交数	27	938.06	十三、预算弥补亏损及补贴：	59	—	以前年度欠出口退税	91	
本年应交数	28	2,300.22	年初未补数	60		本年度应收出口退税	92	
本年已交数	29	2,887.92	本年应补数	61		本年度已收出口退税	93	
年末未交数	30	350.38	本年已补数	62		年末欠出口退税	94	
七、农牧业税：	31	—	年末未补数	63		六、本年应纳税所得额	95	-1,038,799.12
年初未交数	32		十四、国有资本收益：	64	—		96	

所有者权益（或股东权益）增减变动表

企财04表

编制单位：煤炭部邯郸设计院岩土工程技术开发公司　　2004年度　　金额单位：元

项目	行次	本年数	项目	行次	本年数	补充资料：	行次	金额
一、实收资本（或股本）：	1	—	转增资本（或股本）	34		一、年初国有资本及权益总额	67	793,092.76
年初余额	2	2,154,270.00	分派现金股利或利润	35		二、本年国有资本及权益增加	68	
本年增加数	3		分派股票股利	36		（一）国家、国有单位直接或追加投资	69	
其中：资本公积转入	4		年末余额	37	64,605.23	（二）无偿划入	70	
盈余公积转入	5		其中：法定盈余公积	38		（三）资产评估增加	71	
利润分配转入	6		储备基金	39		（四）清产核资增加	72	
新增资本（或股本）	7		企业发展基金	40		（五）产权界定增加	73	
本年减少数	8		四、法定公益金：	41	—	（六）资本（股票）溢价	74	
年末余额	9	2,154,270.00	年初余额	42		（七）接受捐赠	75	
二、资本公积：	10	—	本年增加数	43		（八）债权转股权	76	
年初余额	11		其中：从净利润中提取数	44		（九）税收返还	77	
本年增加数	12		本年减少数	45		（十）补充流动资本	78	
其中：资本（或股本）溢价	13		其中：集体福利支出	46		（十一）减值准备转回	79	
接受捐赠非现金资产准备	14		年末余额	47		（十二）会计调整	80	
接受现金捐赠	15		五、未分配利润：	48	—	（十三）中央和地方政府确定的其他因素	81	
股权投资准备	16		年初未分配利润	49	-1,425,782.47	（十四）经营积累	82	
拨款转入	17		本年净利润（净亏损以"—"号填列）	50	-1,038,799.12	三、本年国有资本及权益减少	83	1,038,799.12
外币资本折算差额	18		盈余公积补亏	51		（一）经国家专项批准核销	84	
其他资本公积	19		其他调整因素	52		（二）无偿划出	85	
本年减少数	20		本年利润分配	53		（三）资产评估减少	86	
其中：转增资本（或股本）	21		年末未分配利润（未弥补亏损以"—"号填列）	54	-2,464,581.59	（四）清产核资减少	87	
年末余额	22			55		（五）产权界定减少	88	
三、法定和任意盈余公积：	23	—		56		（六）消化以前年度潜亏和挂账而减少	89	
年初余额	24	64,605.23		57		（七）因自然灾害等不可抗拒因素减少	90	
本年增加数	25			58		（八）因主辅分离减少	91	
其中：从净利润中提取数	26			59		（九）企业按规定上缴红利	92	
其中：法定盈余公积	27			60		（十）资本（股票）折价	93	
任意盈余公积	28			61		（十一）中央和地方政府确定的其他因素	94	
储备基金	29			62		（十二）经营减值	95	1,038,799.12
企业发展基金	30			63		四、年末国有资本及权益总额	96	-245,706.36
法定公益金转入数	31			64		五、年末其他国有资金	97	
本年减少数	32			65		六、年末国有资产总量	98	-245,706.36
其中：弥补亏损	33			66		七、年末合并国有资产总量（计算机自动生成）	99	

资产减值准备及资产损失情况表

编制单位：煤炭部邯郸设计院岩土工程技术开发公司　　2004年12月31日　　企财04表
金额单位：元

项目	行次	年初余额	本年增加数	本年转回（减少）数					年末余额	项目	行次	金额	项目	行次	金额
				因资产价值回升转回数	因资产处置而转出数	因出售资产转出数	其他原因转回（减少）数	合计							
栏次		1	2	3	4	5	6	7	8	—	—	9	—	—	10
一、资产减值准备合计	1	57,218.60	21,080.70						78,299.30	二、资产损失发生额合计	22		4、其他挂账	43	
（一）坏账准备	2	57,218.60	21,080.70						78,299.30	（一）流动资产及固定资产净损失	23		（四）社会负担挂账（按“+”号填列）	44	
其中：应收账款	3	57,218.60	21,080.70						78,299.30	1、流动资产净损失	24		（五）已确认未消化的资产损失挂账	45	
其他应收款	4									其中：坏账损失	25		3、当年经营亏损形成损失挂账	46	
（二）短期投资跌价准备	5									存货损失	26		其中：[illegible]	47	
其中：股票投资	6									短期投资损失	27			48	
债券投资	7									2、固定资产净损失	28			49	
（三）存货跌价准备	8									其中：固定资产盘亏	29			50	
其中：库存商品	9									固定资产报废、毁损	30			51	
原材料	10									固定资产盘盈	31			52	
（四）长期投资减值准备	11									3、长期投资损失	32			53	
其中：长期股权投资	12									4、无形资产损失	33			54	
长期债权投资	13									5、在建工程损失	34			55	
（五）固定资产减值准备	14									6、委托贷款损失	35			56	
其中：房屋、建筑物	15									（二）[illegible]资产损失	36			57	
机器设备	16									其中：[illegible]损失	37			58	
（六）无形资产减值准备	17									（三）资金挂账	38			59	
其中：专利权	18									1、[illegible]挂账	39			60	
商标权	19									2、[illegible]挂账	40			61	
（七）在建工程减值准备	20									其中：[illegible]	41			62	
（八）委托贷款减值准备	21									3、[illegible]挂账	42			63	

现金流量表

企财03表

编制单位：煤炭部邯郸设计院岩土工程技术开发公司　　2004年度　　金额单位：元

项　目	行次	金额	项　目	行次	金额	项　目	行次	金额
一、经营活动产生的现金流量：	1	—	投资活动产生的现金流量净额	24	-44,235.00	预提费用增加（减：减少）	47	
销售商品、提供劳务收到的现金	2	1,710,146.30	三、筹资活动产生的现金流量：	25	—	处置固定资产、无形资产和其他长期资产的损失（减：收益）	48	
收到的税费返还	3		吸收投资所收到的现金	26		固定资产报废损失	49	-32,000.00
收到的其他与经营活动有关的现金	4		借款所收到的现金	27		财务费用	50	
现金流入小计	5	1,710,146.30	收到的其他与筹资活动有关的现金	28		投资损失（减：收益）	51	34,110.18
购买商品、接受劳务支付的现金	6	653,675.86	现金流入小计	29		递延税款贷项（减：借项）	52	
支付给职工以及为职工支付的现金	7	908,220.10	偿还债务所支付的现金	30		存货的减少（减：增加）	53	
支付的各项税费	8	119,801.23	分配股利、利润或偿付利息所支付的现金	31		经营性应收项目的减少（减：增加）	54	277,316.99
支付的其他与经营活动有关的现金	9	84,926.90	支付的其他与筹资活动有关的现金	32		经营性应付项目的增加（减：减少）	55	436,679.37
现金流出小计	10	1,724,624.09	现金流出小计	33		其他	56	
经营活动产生的现金流量净额	11	-14,477.79	筹资活动产生的现金流量净额	34		经营活动产生的现金流量净额	57	-14,477.79
二、投资活动产生的现金流量：	12	—	四、汇率变动对现金的影响	35		二、不涉及现金收支的投资和筹资活动：	58	—
收回投资所收到的现金	13		五、现金及现金等价物净增加额	36	-58,712.79	债务转为资本	59	
其中：出售子公司所收到的现金	14		补充资料：	37	—	一年内到期的可转换公司债券	60	
取得投资收益所收到的现金	15		一、将净利润调节为经营活动现金流量：	38	—	融资租入固定资产	61	
处置固定资产、无形资产和其他长期资产所收回的现金净额	16		净利润	39	-1,038,799.12	其他	62	
收到的其他与投资活动有关的现金	17		加：＊少数股东损益	40		三、现金及现金等价物净增加情况：	63	—
现金流入小计	18		减：＊未确认的投资损失	41		现金的期末余额	64	91,460.53
购建固定资产、无形资产和其他长期资产所支付的现金	19	44,235.00	加：计提的资产减值准备	42	21,080.70	减：现金的期初余额	65	150,173.32
投资所支付的现金	20		固定资产折旧	43	287,125.11	加：现金等价物的期末余额	66	
其中：购买子公司所支付的现金	21		无形资产摊销	44		减：现金等价物的期初余额	67	
支付的其他与投资活动有关的现金	22		长期待摊费用摊销	45		现金及现金等价物净增加额	68	-58,712.79
现金流出小计	23	44,235.00	待摊费用减少（减：增加）	46			69	

注：表中带＊项目为合并会计报表专用。



利润及利润分配表

企财02表

编制单位：煤炭部邯郸设计院岩土工程技术开发公司　　2004年度　　金额单位：元

项　　目	行次	上年实际数	本年实际数	项　　目	行次	上年实际数	本年实际数
一、主营业务收入	1	1,683,875.00	1,682,812.00	罚款支出	38		
其中：出口产品（商品）销售收入	2			捐赠支出	39		
进口产品（商品）销售收入	3			（二）其他支出	40		
减：折扣与折让	4			其中：结转的含量工资包干结余	41		
二、主营业务收入净额	5	1,683,875.00	1,682,812.00	五、利润总额（亏损总额以"－"号填列）	42	-171,517.76	-1,038,799.12
减：（一）主营业务成本	6	1,672,773.81	2,575,737.80	减：所得税	43	2,509.16	
其中：出口产品（商品）销售成本	7			＊少数股东损益	44		
（二）主营业务税金及附加	8	70,454.95	85,108.21	加：＊未确认的投资损失	45		
（三）经营费用	9			六、净利润（净亏损以"－"号填列）	46	-174,026.92	-1,038,799.12
（四）其他	10			加：（一）年初未分配利润	47	-1,251,755.55	-1,425,782.47
加：（一）递延收益	11			（二）盈余公积补亏	48		
（二）代购代销收入	12			（三）其他调整因素	49		
（三）其他	13			七、可供分配的利润	50	-1,425,782.47	-2,464,581.59
三、主营业务利润（亏损以"－"号填列）	14	-59,553.56	-978,234.10	减：（一）提取法定盈余公积	51		
加：其他业务利润（亏损以"－"号填列）	15			（二）提取法定公益金	52		
减：（一）营业费用	16			（三）提取职工奖励及福利基金	53		
（二）管理费用	17	107,759.53	84,926.90	（四）提取储备基金	54		
（三）财务费用	18	-805.33	-731.04	（五）提取企业发展基金	55		
其中：利息支出	19			（六）利润归还投资	56		
利息收入	20	805.33	1,320.54	（七）补充流动资本	57		
汇兑净损失（汇兑净收益以"－"号填列）	21			（八）单项留用的利润	58		
（四）其他	22			（九）其他	59		
四、营业利润（亏损以"－"号填列）	23	-166,417.76	-1,032,429.15	八、可供投资者分配的利润	60	-1,425,782.47	-2,464,581.59
加：（一）投资收益（损失以"－"号填列）	24		-34,119.16	减：（一）应付优先股股利	61		
（二）期货收益	25			（二）提取任意盈余公积	62		
（三）补贴收入	26			（三）应付普通股股利(应付利润)	63		
其中：补贴前亏损的企业补贴收入	27			（四）转作资本（股本）的普通股股利	64		
（四）营业外收入	28		32,000.00	（五）其他	65		
其中：处置固定资产净收益	29			九、未分配利润	66	-1,425,782.47	-2,464,581.59
非货币性交易收益	30			其中：应由以后年度税前利润弥补的亏损（以"＋"号填列）	67		
出售无形资产收益	31			补充资料：	68	—	—
罚款净收入	32			一、出售、处置部门或被投资单位所得收益	69		-34,119.16
（五）其他	33			二、自然灾害发生的损失	70		
其中：用以前年度含量工资结余弥补利润	34			三、会计政策变更增加（或减少）利润总额	71		
减：（一）营业外支出	35	5,100.00	4,250.00	四、会计估计变更增加（或减少）利润总额	72		
其中：处置固定资产净损失	36			五、债务重组损失	73		
出售无形资产损失	37			六、其他非经常性损益	74	-5,100.00	-6,369.16

注：表中带＊项目为合并会计报表专用。

内部应收账款						
外部应收账款						
合计	82,693.51			376,544.80		

4. 长期投资

（1）长期投资总体情况：

项目	年初余额	年末余额
长期股权投资		
其中：对子公司的投资		200,000.00
对其他企业投资		
长期债权投资		
其中：国债投资		
其他长期投资		
股权投资差额		
减：减值准备		
合计		200,000.00

（2）长期股权投资明细：

被投资单位名称	初始投资	投资期限	股权比例（%）	年初余额	本年应计损益	本年应收红利	年末余额
一、成本法核算的长期股权投资							
中远公司	200,000.00		20%				200,000.00
小　计	200,000.00						200,000.00
二、权益法核算的长期股权投资							

5、固定资产

项　目	年初数	本期增加	本期减少	年末数
原　值				
房屋及建筑物	1,220,000.00			1,220,000.00
机械设备	1,055,750.00		195,000.00	860,750.00
运输设备	146,730.00		107,599.30	39,130.70
其他设备	59,725.70	44,235.00	59,725.70	44,235.00
土地				
合计	2,482,205.70	44,235.00	362,325.00	2,164,115.70
累计折旧				

资产负债表

企财01表

编制单位：煤炭部邯郸设计院岩土工程技术开发公司　　2004年12月31日　　金额单位：元

项　目	行次	年初数	年末数	项　目	行次	年初数	年末数
货币资金	1	150,173.32	91,460.53	短期借款	47		
短期投资	2			应付票据	48		
应收票据	3			应付账款	49	35,488.00	35,488.00
应收股利	4			预收账款	50		11,000.00
应收利息	5			应付工资	51	129,700.28	129,700.28
应收账款	6	601,586.40	642,270.70	应付福利费	52	288,401.65	385,065.29
其他应收款	7	376,544.80	82,693.51	应付股利（应付利润）	53		
预付账款	8			应付利息	54		
期货保证金	9			应交税金	55	35,589.57	12,395.33
应收补贴款	10			其他应交款	56	1,215.14	454.87
应收出口退税	11			其他应付款	57	1,104,889.59	1,545,500.53
存货	12			预提费用	58		
其中：原材料	13			预计负债	59		
库存商品（产成品）	14			递延收益	60		
待摊费用	15			一年内到期的长期负债	61		
待处理流动资产净损失	16			其他流动负债	62		
一年内到期的长期债权投资	17			流动负债合计	63	1,592,294.23	2,119,604.30
其他流动资产	18			长期借款	64		
流动资产合计	19	1,128,304.52	816,424.74	应付债券	65		
长期投资	20		200,000.00	长期应付款	66		
其中：长期股权投资	21		200,000.00	专项应付款	67		
长期债权投资	22			其他长期负债	68		
*合并价差	23			其中：特准储备基金	69		
长期投资合计	24		200,000.00	长期负债合计	70		
固定资产原价	25	2,482,205.70	2,164,115.70	递延税款贷项	71		
减：累计折旧	26	1,225,123.23	1,306,642.50	负债合计	72	1,592,294.23	2,119,604.30
固定资产净值	27	1,257,082.47	857,473.20	*少数股东权益	73		
减：固定资产减值准备	28			实收资本（股本）	74	2,154,270.00	2,154,270.00
固定资产净额	29	1,257,082.47	857,473.20	国家资本	75		
工程物资	30			集体资本	76		
在建工程	31			法人资本	77	2,154,270.00	2,154,270.00
固定资产清理	32			其中：国有法人资本	78	2,154,270.00	2,154,270.00
待处理固定资产净损失	33			集体法人资本	79		
固定资产合计	34	1,257,082.47	857,473.20	个人资本	80		
无形资产	35			外商资本	81		
其中：土地使用权	36			资本公积	82		
长期待摊费用（递延资产）	37			盈余公积	83	64,605.23	64,605.23
其中：固定资产修理	38			其中：法定公益金	84		
固定资产改良支出	39			*未确认的投资损失（以"-"号填列）	85		
其他长期资产	40			未分配利润	86	-1,425,782.47	-2,464,581.59
其中：特准储备物资	41			其中：现金股利	87		
无形资产及其他资产合计	42			外币报表折算差额	88		
递延税款借项	43			所有者权益小计	89	793,092.76	-245,706.36
	44			减：未处理资产损失	90		
	45			所有者权益合计（剔除未处理资产损失后的金额）	91	793,092.76	-245,706.36
资产总计	46	2,385,386.99	1,873,897.94	负债和所有者权益总计	92	2,385,386.99	1,873,897.94

山 西 天 元 会 计 师 事 务 所

SHANXI TIANYUAN CERTIFIED PUBLIC ACCOUNTAS

地址：水西门街67号山西省国税大楼21层　　邮编：030002

电话：2287595　2287601　　Add . No.67 shuiximen St. Taiyuan China

审 计 报 告

晋天元审[2005]0214号

邯郸煤炭设计研究院岩土工程技术开发公司董事会：

我们审计了后附的邯郸煤炭设计研究院岩土工程技术开发公司2004年12月31日的资产负债表以及2004年度的利润及利润分配表和现金流量表。这些会计报表的编制是邯郸煤炭设计研究院岩土工程技术开发公司管理当局的责任，我们的责任是在实施审计工作的基础上对这些会计报表发表意见。

我们按照中国注册会计师独立审计准则计划和实施审计工作，以合理确信会计报表是否不存在重大错报。审计工作包括在抽查的基础上检查支持会计报表金额和披露的证据，评价管理当局在编制会计报表时采用的会计政策和做出的重大会计估计，以及评价会计报表的整体反映。我们相信，我们的审计工作为发表意见提供了合理的基础。

我们认为，上述会计报表符合国家颁布的企业会计准则和《企业会计制度》的规定，在所有重大方面公允反映了邯郸煤炭设计研究院岩土工程技术开发公司2004年12月31日的财务状况以及2004年度的经营成果和现金流量。

山西天元会计师事务所(有限公司)　　中国注册会计师

中国注册会计师 李宫民

编号：140100010021

中国·太原　　中国注册会计师

中国注册会计师 杨

编号：140100010015

二零零五年一月十六日

MAY. 05 2005 0:04　P. 1



山西天元会计师事务所

报告书

REPORT

Horwath

企业法人营业执照

（副　本）

注册号 1100002443591（1—1）

名　　称 北京中天恒会计师事务所有限责任公司

住　　所 北京市海淀区中关村南大街11号光大国信大厦2115-2117室

法定代表人 高雅青

注册资本 200万元

企业类型 有限责任公司

经营范围 审计企业会计报表，出具审计报告；验证企业注册资本（金），出具验资报告；办理企业合并、分立、清算事项中的审计业务，出具有关的报告；法律、行政法规规定的其他审计业务；基本建设施工预决（结）算审计验证；会计业务咨询服务；销售与会计业务相关的账册、文表、用具；从事资产评估业务；建筑工程造价咨询；工程招标代理；法律、法规禁止的，不得经营；应经审批的，未获审批前不得经营；法律、法规未规定审批的，企业自主选择经营项目，开展经营活动。（法律、法规规定需要专项审批的，取得审批前，不得开展经营活动）＊＊＊

营业期限 自1999年08月25日至　2039年08月24日

[illegible] 1995年10月11日

说　明

1.《企业法人营业执照》[illegible]企业取得企业法人资格和合法经营的凭证。
2.《企业法人营业执照》[illegible]正本和副本，正本和副本具有同等法律效力。营业执照正本应放在[illegible]法人住所醒目的位置。企业法人可根据业务需要，向登记机关申请[illegible]若干副本。
3.营业执照不得伪造、[illegible]、出租、出借、转让。除登记机关外，其他任何单位和个人均不得扣[illegible]收缴和吊销。
4.企业法人应在核准[illegible]的经营范围内从事经营活动。
5.企业法人登记注册[illegible]发生变化时，应向原登记机关申请变更登记。
6.每年一月一日至四[illegible]十日，登记机关对企业法人进行年度检验。
7.企业注销登记时，应[illegible]营业执照正、副本。营业执照被登记机关吊销后即自行失效。

企业法人年检情况



登记机关



2003年[illegible]月30日

16. 营业外支出：

本公司当期营业外支出为 5,100.00 元，为支付的职工子女教育经费。

17. 所得税

本公司本年度的利润总额为 4,928.16 元，交纳企业所得税 2,509.16 元。纳税调整如下：

项　目	2003 年度
利润总额	4,928.16
加：调增项目	9,011.63
减：调减项目	
本年度的应纳税所得额	13,939.79
减：以前年度亏损	
应纳税所得额	
所得税率	18%
应纳所得税额	2,509.16

邯郸煤炭设计院岩土工程技术开发公司

2003. 12. 31

合　　计	1,423,757.79	1,051,202.04

14. 管理费用

项目	2003 年度	2002 年度
工资		
福利费		16,158.18
工会经费	8,635.44	7,031.00
教育经费		750.00
修理费		
业务招待费	16,930.00	12,030.50
差旅费		780.00
办公费	327.70	1,177.52
水电费		
邮电费	6,642.00	1,219.00
税金	11,654.00	13,186.40
住房公积金	33,707.40	22,643.10
养老金		42,709.00
其他	2,432.89	4,876.00
合计	80,329.43	122,560.71

15. 财务费用

项目	2003 年度	2002 年度
利息支出		
减：利息收入	895.33	384.76
汇兑净损失（收益）		
银行手续费		
其他		
合计	-895.33	-384.76

9. 实收资本

投 资 者	2002 年 12 月 31 日	2003 年 12 月 31 日
煤炭工业邯郸设计研究院	2,154,270.00	2,154,270.00
合　　计	2,154,270.00	2,154,270.00

10. 盈余公积

项目	2002 年 12 月 31 日	2003 年 12 月 31 日
法定盈余公积	64,605.23	64,605.23
合计	64,605.23	64,605.23

11. 未分配利润:

本年度本公司该项余额数为 - 1,182,197.27 元

未分配利润	金　额
2002.12.31	-1,184,616.27
本期增加	2,419.00
①本年净利润	2,419.00
本期减少	
②提取法定盈余公积	
③提取公益金	
④提取任意盈余公积	
⑤分配利润	
2003.12.31	-1,182,197.27

12. 主营业务收入

项　目	2003 年度	2002 年度
收　　入	1,583,675.00	1,256,095.00
合　　计	1,583,675.00	1,256,095.00

13. 主营业务成本

项目	2003 年度	2002 年度
成　　本	1,423,757.79	1,051,202.04

3、不需用固定资产			
二、固定资产原价合计	2,474,755.70	7,450.00	2,482,205.70
其中：土地资产（清产核资估价入账）			
房屋、建筑物	1,220,000.00		1,220,000.00
机器设备	1,195,030.00	7,450.00	1,202,480.00
运输工具	59,725.70		59,725.70
其他设备			
三、累计折旧合计	1,025,422.47	13,334.16	1,038,756.63
其中：房屋、建筑物	654,419.10	2,692.00.	657,111.10
机器设备	351,107.37	10,239.01	361,346.38
运输设备	19,896.00	403.15	20,299.15
其他设备			
四、固定资产净值合计	1,449,333.23		1,443,449.07
其中：房屋、建筑物	565,580.90		562,888.90
机器设备	843,922.63		841,133.62
运输工具	39,829.70		39,426.55
其他设备			

5. 应付账款

本公司本年度应付账款余额 35,488.00 元，为所欠中煤 129 队的加工费。

6. 应交税金

本公司本年期初应交税金 37,157.57 元，本期增加 82,592.37 元，本期减少 84,160.37 元，期末数为 35,589.57 元。

7. 其他未交款

本公司其他未交款期初数 1,138.31 元，本期增加 2,365.76 元，本期减少 2,288.93 元，期末数 1,215.14 元。

8. 其他应付款

本公司本年度的其他应付款余额 1,104,899.59 元。主要项目包括所欠邯郸设计院垫付的各种费用和借款等 993,224.94 元、欠社保部的养老金 50,931.60 元等。

项　　目	2003年12月31日	2002年12月31日
现　　金	995.08	1,154.34
银行存款	118,717.25	262,138.35
其他货币资金	30,460.99	29,593.14
合　　计	150,173.32	292,885.83

2. 应收账款：

账龄	2003年12月31日			2002年12月31日		
	金额	比例(%)	坏账准备	金额	比例(%)	坏账准备
1年以内	515,032.00	78.18		427,622.00	83.62	
1—2年	61,392.00	2.78		83,757.00	16.38	
2—3年	82,381.00	19.04				
3年以上						
合计	658,805.00	100		511,379.00	100	

主要债务人(除关联方)及欠款原因如下：

序号	债务人名称	金额	备　注
1	市电力设计院	97,500.00	勘察费
2	邯郸市招商房地产公司	81,400.00	勘察费
3	丛台区四季村委会	72,167.00	勘察费
4	市委组织部	58,000.00	勘察费

3. 其他应收款

本公司本年度其他应收款余额为376,544.80元。全部为公司内部职工个人借款，坏帐可能性很小。

4. 固定资产及折旧

项目	2002年12月31日	本期增加	2003年12月31日
一、按使用情况划分（原价）	2,474,755.70	7,450.00	2,482,205.70
1、在用固定资产	2,474,755.70	7,450.00	2,482,205.70
2、未使用固定资产			

营业税	按服务收入的 5%计缴
城建税	按应交营业税额的 7%计缴
地方附加	按应交营业税额的 1%计缴
教育费附加	按应交营业税额的 3.5%计缴
房产税	自用部分按计税房产原值扣除 30%后按年税率 1.2%；出租房产按年租金的 12%
企业所得税	应纳税所得额在 3 万元以下的按 18%计缴,3-10 万元之间的按 27%计缴;10 万元以上的按 33%计缴.

①营业税

本公司的业务收入适用营业税，税率为业务收入的 5%。

②城市维护建设税和教育费附加

本公司按照应交营业税的 7%计算缴纳城市维护建设税；按照应交营业税的 3.5%缴纳教育费附加。

③所得税

本公司采用应付税款法。收入总额减除成本、费用以及损失后的余额为应纳税所得额。本公司企业及地方所得税是按照本年度应纳税所得额依税率 18%计算。

本公司本年度由公司自己申报纳税。

本公司本年度无税收优惠。

④个人所得税

本公司职工的个人所得税由个人承担，公司代扣代缴。

七　职工福利及社会保险

据国家及河北省劳动管理规定，本公司按职工工资总额的一定比例计提职工福利费和职工教育经费等。该等基金余额作为应付福利费或其他应付款反映在资产负债表上，计提比例如下：

职工福利费	14%
职工教育经费	1.5%
工会经费	2%

八　会计报表主要项目注释(金额单位：元)

1. 货币资金

(1)固定资产标准：使用年限超过1年的房屋、建筑物、机器设备、运输工具及其它与生产经营有关的工具、器具、仪器等。不属于生产经营主要设备的物品，单位价值在2,000元以上，并且使用年限超过2年以上的，也列作固定资产。

(2)固定资产分类：房屋建筑物、机械设备、运输设备、其它。

(3)固定资产按实际成本计价或评估确认后的金额计价。

(4)固定资产折旧采用直线法。

固定资产的预计经济使用年限、预计净残值率和折旧率如下：

固定资产类别	预计使用年限	残值率	年折旧率(%)
房屋建筑物	20—40年	0	3.33 -2.5
机械设备	10 - 18年	0	10 - 5.56
运输设备	12 - 15年	0	8.33 - 6.66
其他设备	5 --8 年	0	20 - 12.5

8．收入确认原则

本公司于劳务已经提供，同时收讫价款或者取得收取价款的凭据时，确认营业收入的实现。

9．利润分配

本公司按《公司法》及其他有关规定进行利润分配，缴纳所得税后的利润，除国家另有规定外，按照下列顺序分配：

①被没收的财物损失，支付各项税收的滞纳金和罚款。

②弥补企业以前年度亏损。

③提取法定盈余公积金。法定盈余公积金按照税后利润扣除前两项后的10%提取，盈余公积金已达注册资金50%时可不再提取。

④提取公益金。公益金按照税后利润扣除①②项后的5%提取。

⑤向投资者分配利润。公司以前年度未分配的利润，可以并入本年度向投资者分配。

四　合并会计报表的编制方法：

本公司本年度没有实际控制生产、经营的被投资单位。

五　重要会计政策、会计估计变更、重大会计差错更正的说明

本公司本会计年度无此项问题。

六　主要税项

税　项	适用税率

邯郸煤炭设计院岩土工程技术开发公司

会计报表附注

2003 年度

一　公司的基本情况

邯郸煤炭设计院岩土工程技术开发公司(以下简称本公司)，经煤炭工业邯郸设计研究院批准，由煤炭工业邯郸设计研究院出资组建，1993 年 10 月在邯郸市工商行政管理局登记注册。

注册资本：601 万元

住　所：　河北省邯郸市滏河北大街 114 号

营业执照注册号码：　13040014000431/1

法定代表人：　高増喜

本公司经营范围：主营工程地质岩土工程开发、技术咨询服务，承包各类工程地质钻探：兼营工程桩、桩身结构完整性及单柱竖向承载力动力测试、工程测量

二　不符合会计核算前提的说明　无

三　重要会计政策和会计估计的说明

1. 会计制度

本公司执行财政部颁发的《勘察设计企业会计制度》。

2. 会计年度

本公司自每年公历 1 月 1 日起至 12 月 31 日止为一个会计年度。

3. 记账基础和计价原则

本公司采用借贷记账法，以权责发生制为记账基础，以历史成本作为计价原则。

4. 记账本位币

本公司以人民币作为记账本位币。

5. 应收款项坏账准备核算方法

采用直接转销法核算，发生的坏帐损失，据实计入当期费用。

6. 存货

本公司存货主要包括一些办公用品，存货取得按实际成本计价。

7. 固定资产及折旧

现金流量表

会年企03表

2003年度

编制单位：煤炭部邯郸设计院[illegible]技术开发公司　　　　金额单位：元

项目	行次	金额	项目	行次	金额	项目	行次	金额
一、经营活动产生的现金流量：	1	—	投资活动产生的现金流量净额	24	-7,450.00	预提费用增加（减：减少）	47	
销售商品、提供劳务收到的现金	2	1,504,749.00	三、筹资活动产生的现金流量：	25	—	处置固定资产、无形资产和其他长期资产的损失（减：收益）	48	
收到的税费返还	3		吸收投资所收到的现金	26		固定资产报废损失	49	
收到的其他与经营活动有关的现金	4		借款所收到的现金	27		财务费用	50	
现金流入小计	5	1,504,749.00	收到的其他与筹资活动有关的现金	28		投资损失（减：收益）	51	
购买商品、接受劳务支付的现金	6	706,796.85	现金流入小计	29		递延税款贷项（减：借项）	52	
支付给职工以及为职工支付的现金	7	751,168.34	偿还债务所支付的现金	30		存货的减少（减：增加）	53	500.00
支付的各项税费	8	86,254.38	分配股利、利润或偿付利息所支付的现金	31		经营性应收项目的减少（减：增加）	54	-273,493.49
支付的其他与经营活动有关的现金	9	95,791.94	支付的其他与筹资活动有关的现金	32		经营性应付项目的增加（减：减少）	55	121,070.82
现金流出小计	10	1,640,011.51	现金流出小计	33		其他	56	
经营活动产生的现金流量净额	11	-135,262.51	筹资活动产生的现金流量净额	34		经营活动产生的现金流量净额	57	-135,262.51
二、投资活动产生的现金流量：	12	—	四、汇率变动对现金的影响	35		2、不涉及现金收支的投资和筹资活动：	58	—
收回投资所收到的现金	13		五、现金及现金等价物净增加额	36	-142,712.51	债务转为资本	59	
其中：出售子公司所收到的现金	14		补充资料：	37	—	一年内到期的可转换公司债券	60	
取得投资收益所收到的现金	15		1、将净利润调节为经营活动现金流量：	38	—	融资租入固定资产	61	
处置固定资产、无形资产和其他长期资产所收回的现金净额	16		净利润	39	3,419.00	其他	62	
收到的其他与投资活动有关的现金	17		加：*少数股东损益	40		3、现金及现金等价物净增加情况：	63	—
现金流入小计	18		减：*未确认投资损失	41		现金的期末余额	64	150,173.32
购建固定资产、无形资产和其他长期资产所支付的现金	19	7,450.00	加：计提的资产减值准备	42		减：现金的期初余额	65	292,885.83
投资所支付的现金	20		固定资产折旧	43	13,334.16	加：现金等价物的期末余额	66	
其中：购买子公司所支付的现金	21		无形资产摊销	44		减：现金等价物的期初余额	67	
支付的其他与投资活动有关的现金	22		长期待摊费用摊销	45		现金及现金等价物净增加额	68	-142,712.51
现金流出小计	23	7,450.00	待摊费用减少（减：增加）	46			69	

利润及利润分配表

企财02表

编制单位：煤炭部邯郸[illegible]土工程技术开发公司　　2003年度　　金额单位：元

项　目	行次	上年实际数	本年实际数	项　目	行次	上年实际数	本年实际数
一、主营业务收入	1	1,258,095.00	1,583,675.00	其中：处置固定资产净损失	33		
其中：出口产品（商品）销售收入	2			债务重组损失	34		
进口产品（商品）销售收入	3			罚款支出	35		
减：折扣与折让	4			捐赠支出	36		
二、主营业务收入净额	5	1,258,095.00	1,583,675.00	（二）其他支出	37		
减：（一）主营业务成本	6	1,051,202.04	1,423,757.79	其中：结转的含量工资包干结余	38		
其中：出口产品（商品）销售成本	7			五、利润总额（亏损总额以"－"号填列）	39	7,225.43	4,928.16
（二）主营业务税金及附加	8	73,464.08	70,454.95	减：所得税	40	2,335.68	2,509.16
（三）经营费用	9	1,977.50		＊少数股东损益	41		
（四）其他	10			加：＊未确认的投资损失（以"＋"号填列）	42		
加：（一）递延收益	11			六、净利润（净亏损以"－"号填列）	43	4,889.85	2,419.00
（二）代购代销收入	12			加：（一）年初未分配利润	44	-1,162,851.62	-1,184,616.27
（三）其他	13			（二）盈余公积补亏	45		
三、主营业务利润（亏损以"－"号填列）	14	129,451.38	89,462.26	（三）其他调整因素	46	-26,654.50	
加：其他业务利润（亏损以"－"号填列）	15			七、可供分配的利润	47	-1,184,616.27	-1,182,197.27
减：（一）营业费用	16			减：（一）提取法定盈余公积	48		
（二）管理费用	17	122,560.71	80,329.43	（二）提取法定公益金	49		
（三）财务费用	18	-384.76	-695.33	（三）提取职工奖励及福利基金	50		
（四）其他	19			（四）提取储备基金	51		
四、营业利润（亏损以"－"号填列）	20	7,275.43	10,028.16	（五）提取企业发展基金	52		
加：（一）投资收益（损失以"－"号填列）	21			（六）利润归还投资	53		
（二）期货收益	22			（七）补充流动资本	54		
（三）补贴收入	23			（八）单项留用的利润	55		
其中：补贴前亏损企业补贴收入	24			（九）其他	56		
（四）营业外收入	25			八、可供投资者分配的利润	57	-1,184,616.27	-1,182,197.27
其中：处置固定资产净收益	26			减：（一）应付优先股股利	58		
非货币性交易收益	27			（二）提取任意盈余公积	59		
出售无形资产收益	28			（三）应付普通股股利（应付利润）	60		
罚款净收入	29			（四）转作资本（股本）的普通股股利	61		
（五）其他	30			（五）其他	62		
其中：用以前年度含量工资结余弥补利润	31			九、未分配利润	63	-1,184,616.27	-1,182,197.27
减：（一）营业外支出	32	50.00	5,100.00	其中：应由以后年度税前利润弥补的亏损（以"＋"号填列）	64		

注：表中带＊科目为合并会计报表专用。

资产负债表

企财01表

编制单位：[illegible]岩土工程技术开发公司　　2003年12月31日　　金额单位：元

资产	行次	年初数	年末数	负债和所有者权益	行次	年初数	年末数
[illegible]	1	292,885.83	160,173.32	短期借款	45		
短期投资	2			应付票据	46		
应收票据	3			应付账款	47	35,488.00	35,488.00
应收股利	4			预收账款	48	-68,600.00	
应收利息	5			应付工资	49	182,768.74	129,700.28
应收账款	6	[illegible],379.00	658,805.00	应付福利费	50	247,954.19	285,401.65
其他应收款	7	250,476.31	376,644.80	应付利润（股利）	51		
预付账款	8			应付利息	52		
期货保证金	9			应交税金	53	37,157.57	35,589.57
应收补贴款	10			其他应交款	54	1,138.31	1,215.14
应收出口退税	11			其他应付款	55	1,033,307.60	1,104,899.59
存货	12	-500.00		预提费用	56		
其中：原材料	13			预计负债	57		
产成品（库存商品）	14	-500.00		递延收益	58		
待摊费用	15			一年内到期的长期负债	59		
待处理流动资产净损失	16			其他流动负债	60		
一年内到期的长期债权投资	17			流动负债合计	61	1,469,314.41	1,592,294.23
其他流动资产	18			长期借款	62		
流动资产合计	19	1,054,240.14	1,186,623.12	应付债券	63		
长期投资	20			长期应付款	64		
其中：长期股权投资	21			专项应付款	65		
长期债权投资	22			其他长期负债	66		
*合并价差	23			其中：特准储备资金	67		
长期投资合计	24			长期负债合计	68		
固定资产原价	25	2,474,755.70	2,482,205.70	递延税款贷项	69		
减：累计折旧	26	1,025,422.47	1,038,756.63	负债合计	70	1,469,314.41	1,592,294.23
固定资产净值	27	1,449,333.23	1,443,449.07	*少数股东权益	71		
减：固定资产减值准备	28			实收资本（股本）	72	2,154,270.00	2,154,270.00
固定资产净额	29	1,449,333.23	1,443,449.07	国家资本	73		
工程物资	30			集体资本	74		
在建工程	31			法人资本	75	2,154,270.00	2,154,270.00
固定资产清理	32			其中：国有法人资本	76	2,154,270.00	2,154,270.00
待处理固定资产净损失	33			集体法人资本	77		
固定资产合计	34	1,449,333.23	1,443,449.07	个人资本	78		
无形资产	35			外商资本	79		
其中：土地使用权	36			资本公积	80		
递延资产（长期待摊费用）	37			盈余公积	81	64,605.23	64,605.23
其中：固定资产修理	38			其中：法定公益金	82		
固定资产改良支出	39			*未确认的投资损失（以"-"号填列）	83		
其他长期资产	40			未分配利润	84	-1,184,616.27	-1,182,197.27
其中：特准储备物资	41			外币报表折算差额	85		
无形及其他资产合计	42			所有者权益合计	86	1,034,258.96	1,036,677.96
递延税款借项	43				87		
资产总计	44	2,503,573.37	2,628,972.19	负债和所有者权益总计	88	2,503,573.37	2,628,972.19

注：表中带*科目为合并会计报表专用。

审 计 报 告

中天恒审字[2004]1123-6 号

邯郸煤炭设计院岩土工程技术开发公司：

我们审计了后附的邯郸煤炭设计院岩土工程技术开发公司（以下简称贵公司）2003 年 12 月 31 日的资产负债表以及 2003 年度的利润表及利润分配表和现金流量表。这些会计报表的编制是贵公司管理当局的责任，我们的责任是在实施审计工作的基础上对这些会计报表发表意见。

我们按照中国注册会计师独立审计准则计划和实施审计工作，以合理确信会计报表是否不存在重大错报。审计工作包括在抽查的基础上检查支持会计报表金额和披露的证据，评价管理当局在编制会计报表时采用的会计政策和作出的重大会计估计，以及评价会计报表的整体反映。我们相信，我们的审计工作为发表意见提供了合理的基础。

我们认为，上述会计报表符合国家颁布的企业会计准则和《勘察设计企业会计制度》的规定，在所有重大方面公允反映了贵公司 2003 年 12 月 31 日的财务状况以及 2003 年度的经营成果和现金流量。

附表：

一、资产负债表
二、利润表及利润分配表
三、现金流量表
四、会计报表附注

北京中天恒会计师事务所有限责任公司
地址：北京市海淀区中关村南大街 11 号
光大国信大厦 2115 室

中国注册会计师：中国注册会计师 高雅青

中国注册会计师：中国注册会计师 高跃

电话：（010）68486952
邮编：100081

2004 年 3 月 5 日



5.7.4.1.19

审 计 报 告

煤炭工业邯郸设计研究院

岩土工程技术开发公司

目 录

一、审计报告

二、附送

1、资产负债表

2、利润及利润分配表

3、现金流量表

4、会计报表附注

北京中天恒会计师事务所有限责任公司

地址：北京中关村南大街11号　　　　邮编：100081

光大国信大厦2115室

电话：(010) 6848 6952　　　　传真：(010) 6848 6952

（二）关联方交易事项

本公司无需披露的关联交易事项

（三）关联方往来余额

关联方	账户	性质	2004.12.31	占该科	2003.12.31	占该科目
设计院	其他应付款	借款	75,060.00	10.18%	75,060.00	11.71%

七、或有事项及承诺事项

本公司无需披露的或有事项

八、资产负债表日后事项

本公司无需披露的资产负债表期后事项

九、其他重要事项

本公司无需披露的其他重要事项

项　目	2003年度	2004年度
利息支出		
减：利息收入	-2,021.48	-3,303.46
汇兑损失		
减：汇兑收益		
手续费支出		736.80
其他支出		
合　计	-2,021.48	-2,566.66

八、关联方关系及交易

（一）关联方概况

1、与本公司存在控制关系的关联方

企业名称	注册地址	主营业务	与本企业关系	经济性质	法定代表人
煤炭工业部邯郸设计研究院	邯郸市滏西北大街114号	建筑设计\煤炭行业设计	母公司	国有	朱杰利

2、存在控制关系的关联方的注册资本及其变化

企业名称	2003.12.31（万元）	本年增加	本年减少	2004.12.31（万元）
煤炭工业部邯郸设计研究院	2,441			2,441

3、不存在控制关系的关联方关系的性质

公司名称	与本公司关系
邯郸市奇斌工程设计咨询有限公司	同一母公司
煤炭工业邯郸设计研究院宁兴机械厂	同一母公司
邯郸市国宁工程设计咨询有限公司	同一母公司
煤炭工业邯郸设计研究院中原建设监理咨询公司	同一母公司
邯郸煤炭设计研究院岩土工程技术开发公司	同一母公司
邯郸市兴亚实业有限公司	同一母公司
邯郸市中远工程质量检测有限公司	同一母公司

上年年末余额	-84,221.71
加：年初未分配利润调整数	
其中：执行《企业会计制度》追溯调整	
重大会计差错	
其他调整因素	
本年年初余额	-84,221.71
本年增加数	28,309.45
其中：本年净利润转入	28,309.45
其他增加	
本年减少数	
其中：本年提取盈余公积数	
本年分配现金股利数	
本年分配股票股利数	
其他减少	
本年年末余额	-55,912.26
其中：董事会已批准的现金股利数	

14、主营业务收入与成本

项 目	主营业务收入		主营业务成本	
	2003年度	2004年度	2003年度	2004年度
勘察设计收入		230,000.00		
建筑收入	1,060,487.00	2,490,980.00	997,952.77	2,554,974.61
小 计	1,060,487.00	2,720,980.00	997,952.77	2,554,974.61
公司内业务分部间抵销				
合 计	1,060,487.00	2,720,980.00	997,952.77	2,554,974.61

15.主营业务税金及附加

项 目	计缴基数	计缴比例	本年数	上年数
营业税	1,786,388.00	5%	89,319.40	32,014.61
城市维护建设税	89,319.43	7%	6,252.36	2,241.02
教育费附加	89,834.33	3%	2,695.03	962.94
地方附加	86,229.00	1%	862.29	315.15
合 计			99,129.08	35,533.72

16.财务费用

（1）账龄分析列示如下：

帐龄	年初数		年末数	
	金额	比例(%)	金额	比例(%)
1年以内	12,500.00	1.95	126,364.34	17.14
1—2年	319,250.76	49.82	12,500.00	1.70
2—3年	309,000.00	48.22	319,250.76	43.31
3年以上			279,000.00	37.85
合　计	640,750.76	100	737,115.10	100

（2）主要债权人（除关联方）及欠款原因如下：

序号	债权人名称	金额	发生时间	原因
1	深圳实达有限公司	279,000.00	2001年	应付工程款
2	济宁岱庄煤矿	148,883.00	2003年	应付勘探费用
3	唐山建华自动设备有限公司	67,500.00	2004年	应付设备款

（3）本账户余额中持有本公司5%（含5%）以上股份的股东单位的欠款：

序号	债权人名称	金额	发生时间	原因
1	邯郸设计院	75,060.00	2001年	借款

12、盈余公积

项目	年初数	本期增加	本期减少	年末数
法定盈余公积	8,443.66			8,443.66
公益金				
任意盈余公积				
合　计	8,443.66			8,443.66

（2）国有盈余公积

项　目	年初数	本期增加	本期减少	年末数
①国家独享部分				
②其他部分	8,443.66			8,443.66
合　计	8,443.66			8,443.66

13. 未分配利润

项目	金额

（2）主要债权人(除关联方)及欠款原因如下：

序号	债权人名称	金额	发生时间	原因
1	开滦集团公司进出口公司	997,500.00	2004 年	预收勘探费用
2	长平煤业有限公司	500,000.00	2004 年	预收勘探费用
3	淄博矿务局	397,905.77	2002 年	预收勘探费用
4	晋煤集团	350,000.00	2004 年	预收勘探费用

（3）本账户余额中无持有本公司 5%（含 5%）以上股份的股东单位的欠款.

7. 应付工资

应付工资年末余额 232,372.52 元。

本公司本年工资余额为 232,372.52 元，本年实际计提数为 13,200.00 元，实际发放数为 13,200.00 元。

8. 应付福利费

应付福利费年末余额-1,421.62 元。

本公司应付福利费来源为按实际发放工资总额的 14%计提。主要支出为医药费支出等。

9、应交税金

税 项	年初数	本年应交	本年已交	年末数
营业税	2,958.44	89,319.40	116,284.18	-24,006.34
城市维护建设税	338.16	6,252.36	8,139.89	-1,549.37
所得税	1,699.04	10,470.62		12,169.66
个人所得税		464.70		464.70
合 计	4,995.64	106,507.08	124,424.07	-12,921.35

10、其他应交款

税 项	年初数	本年应交	本年已交	年末数
教育费附加	93.11	2,695.03	3,491.55	-703.41
地方附加	315.15	862.29	981.50	195.94
个人所得税	464.70		464.70	-
合计	872.96	3,557.32	4,937.75	-507.47

11、其他应付款

帐龄	年初数		年末数	
	金额	比例(%)	金额	比例(%)
1 年以内	25,894.00	50.88		
1—2 年				
2—3 年	25,000.00	49.12		
3 年以上			25,000.00	100
合计	50,894.00	100	25,000.00	100

（2）主要债权人(除关联方)及欠款原因如下:

序号	债权人名称	金额	发生时间	原因
1	秦皇岛富通公司	25,000.00	2003 年	勘探费用

（3）三年以上应付账款明细及未付原因

债权人	年末数	欠款原因	未做处理原因
一、二级单位甲小计			
二、二级单位乙小计			
秦皇岛富通公司	25,000.00	勘探费用	陆续付款
合计	25,000.00		

6. 预收帐款

（1）预收账款账龄情况:

帐龄	年初数		年末数	
	金额	比例(%)	金额	比例(%)
1 年以内	397,905.77	71.51	2,007,719.82	78.56
1—2 年	8,531.77	1.53	397,905.77	15.57
2—3 年	150,000.00	26.96	150,000.00	5.87
3 年以上				
合计	556,437.54	100	2,555,625.59	100



	金额	比例%	坏账准备	金额	比例%	坏账准备
账龄分析法:						
3个月-1年(含1年)	1,058,167.54	0	-	936,492.78	0	
1-2年（含2年）		10			10	
2-3年（含3年）		20			20	
3-5年（含5年）		50			50	
5年以上		80			80	
个别认定法:						
内部应收账款						
外部应收账款						
合计	1,058,167.54		-	936,492.78		

4、固定资产

项　　目	年初数	本期增加	本期减少	年末数
原　　值				
房屋及建筑物				
机械设备				
运输设备				
其他设备	62,344.00			62,344.00
土地				
合计	62,344.00			62,344.00
累计折旧				
房屋及建筑物				
机械设备				
运输设备				
其他设备	32,465.45	12,094.73		44,560.18
土地				
合计	32,465.45	12,094.73		44,560.18
固定资产净值				
房屋及建筑物				
机械设备				
运输设备				
其他设备	29,878.55			17,783.82
土地				
合计	29,878.55			17,783.82

5. 应付帐款

（1）应付账款账龄情况

3个月-1年(含1年)	1,151,281.82	0		79,960.77	0	-
1-2年（含2年）		10			10	
2-3年（含3年）		20			20	
3-5年（含5年）	10,000.00	50	5,000.00	10,000.00	50	5,000.00
5年以上	16,000.00	80	12,800.00	16,000.00	80	12,800.00
个别认定法：						
内部应收账款						
外部应收账款						
合计	1,177,281.82		17,800.00	105,960.77		17,800.00

3、其他应收款

（1）账龄分析列示如下:

账龄	年初余额				年末余额			
	金额	比例%	坏账准备计提比例%	坏账准备	金额	比例%	坏账准备计提比例%	坏账准备
3个月-1年（含1年）	936,492.78	100.00	0	-	1,058,167.54	100.00	0	-
1-2年（含2年）			10				10	
2-3年（含3年）			20				20	
3-5年（含5年）			50				50	
5年以上			80				80	
合计	936,492.78	100.00		-	1,058,167.54	100.00		-

（2）主要债务人(除关联方)及欠款原因如下:

序号	债务人名称	金额	发生时间	原因
1	刘福兵	864,451.00	2004年	备用金
2	张跃生	50,049.70	2004年	备用金
3	古贵堂	45,953.82	2004年	备用金

本账户余额中无持有本公司5%（含5%）以上股份的股东单位的欠款

（3）计提坏账准备的情况:

项 目	年末数	年初数

项目	2004.12.31	2003.12.31
现金	1,767.98	622.72
银行存款	1,258,593.01	157,187.63
其他货币资金	-	
合计	1,260,360.99	157,810.35

货币资金全部为人民币。

2、应收账款

（1）账龄分析列示如下:

账龄	年初余额				年末余额			
	金额	比例%	坏账准备计提比例%	坏账准备	金额	比例%	坏账准备计提比例%	坏账准备
3个月-1年（含1年）	79,960.77	75.46	0	-	1,151,281.82	97.79	0	
1-2年（含2年）			10				10	
2-3年（含3年）			20				20	
3-5年（含5年）	10,000.00	9.43	50	5,000.00	10,000.00	0.85	50	5,000.00
5年以上	16,000.00	15.11	80	12,800.00	16,000.00	1.36	80	12,800.00
合计	105,960.77	100		17,800.00	1,177,281.82	100		17,800.00

（2）主要债务人(除关联方)及欠款原因如下:

序号	债务人名称	金额	发生时间	原因
1	河北安居房地产开发公司	269,818.00	2004年	工程款
2	淄博局济北指挥部	125,442.00	2004年	工程款
3	唐口矿井筹建处	67,493.59	2004年	材料货

本账户余额中无持有本公司5%（含5%）以上股份的股东单位的欠款

（3）计提坏账准备的情况:

项目	年末数			年初数		
	金额	比例%	坏账准备	金额	比例%	坏账准备
账龄分析法:						

(2)、报告期会计估计变更

无

(3)、报告期重大会计差错更正

无

三、税项

主要税种及税率列示如下：

税 项	适 用 税 率
营业税	按服务收入的3%或5%计缴
城建税	按应缴流转税额的7%计缴
教育费附加	按应缴流转税额的3%计缴
地方附加	按应缴流转税额1%计缴
所得税	按应纳税所得额的33%计缴

其他税项：按税法规定计算缴纳。

四、职工福利及社会保险

据国家及河北省劳动管理部门规定，本公司按职工工资总额的一定比例计提职工福利费和社会保险基金等。该等基金余额作为应付福利费或其他应付款反映在资产负债表上，计提比例如下：

项目	比例
职工福利费	14%
职工教育经费	1.5%
工会经费	2%
养老保险基金	20%

五、会计报表重要项目的注释

1、货币资金

运输设备	12-15	8.1-6.5	5-10	9.70-19.40
其他设备	10-15	6.5-9.7	5-15	6.47-19.40

⑥在建工程原按成本计价，现改为期末当在建工程预计发生减值时，按单项工程项目计提减值准备。

⑦无形资产原按成本计价，现改为期末按无形资产单项项目可收回金额低于其账面价值的差额计提减值准备。

⑧委托贷款原按成本计价，现改为期末按委托贷款单项项目可收回金额低于其账面价值的差额计提减值准备。

公司上述会计政策变更，已采用追溯调整法，累积影响数均为36,429.77元，明细如下：

A、坏帐准备

项目	2003年累计影响数	2004年累计影响数
对公司报表影响		
资产减少	17,800.00	17,800.00
净资产减少	17,800.00	17,800.00
期初未分配利润减少	12,800.00	17,800.00

截止2004年12月31日累计影响数为17,800.00元，其中：期初未分配利润17,800.00元,报告期利润 0.00元。

B、累计折旧

项目	2003年累计影响数	2004年累计影响数
对公司报表影响		
资产减少	14,095.74	18,629.77
净资产减少	14,095.74	18,629.77
期初未分配利润减少	9,252.98	14,095.74

截止2004年12月31日累计影响数为18,629.77元，其中：期初未分配利润14,095.74元,报告期利润4,534.03元。

外，按照下列顺序分配：

弥补企业以前年度亏损。

提取法定盈余公积金。法定盈余公积金按照税后利润扣除前两项后的10%提取，盈余公积金已达注册资金50%时可不再提取。

提取公益金。按照税后利润扣除前两项后的5%提取。

向投资者分配利润。公司以前年度未分配的利润，可以并入本年度向投资者分配。

18、所得税的会计处理方法

本公司所得税的会计处理采用应付税款法

19、会计政策、会计估计变更及会计差错更正的说明

(1)报告期会计政策变更

公司以前年度执行《勘查设计企业会计制度》，自本年度起按《企业会计制度》作了如下变更：

①坏账准备，原应收款项年末不计提坏账准备，现改为按应收款项年末账龄分析计提。

②短期投资原按成本计价，现改为期末按成本与可变现净值孰低原则计量，并按单项投资计提跌价准备。

③存货原按成本计价，现改为期末按成本与可变现净值孰低原则计量，并按存货类别计提跌价损失准备。

④长期投资原按成本计价，现改为期末按长期投资未来可收回金额低于账面价值的差额计提减值准备。

⑤固定资产原按成本计价，现改为期末按单项固定资产可收回金额低于其账面价值的差额计提减值准备。

固定资产折旧年限进行了调整，固定资产变更前后折旧年限及折旧率见下表：

类别	变更前		变更后	
	折旧年限	折旧率%	折旧年限	折旧率%
房屋建筑物	10-50	1.9-9.7	20-35	2.77-4.85
机器设备	8-18	5.4-12.1	5-10	9.70-19.40

（3）其他足以证明在建工程已经发生减值的情况。

14、无形资产及无形资产减值准备核算方法

本公司的无形资产是指公司为生产商品或者提供劳务、出租给他人、或为管理目的而持有的、没有实物形态的非货币性长期资产。

本公司的无形资产在取得时，按取得时的实际成本计价。

无形资产的成本，自取得当月起在预计使用年限内分期平均摊销。如果预计使用年限超过了相关合同规定的受益年限或法律规定的有效年限，摊销年限不超过受益年限与有效年限两者之中较短者；如果合同没有规定受益年限，法律也没有规定有效年限的，摊销年限不超过10年。

每期期末，检查各项无形资产预计给企业带来未来经济利益的能力，当无形资产将来为企业创造的经济利益还不足以补偿无形资产帐面价值（摊余成本），即在清产核资基准日估计其可收回金额低于帐面价值时，将无形资产预计可收回金额低于帐面价值的差额计提减值准备。

15、长期待摊费用的核算方法

长期待摊费用能够确定收益期的，在收益期内平均摊销；当某项长期待摊费用已基本确定不能使以后会计期间受益，应在被判断当期（月），将其摊余价值全部计入当期（月）管理费用。

开办费从开始生产经营的当月起，一次计入当期损益。

16、收入确认原则

商品销售：本公司将商品所有权上的主要风险和报酬转移给购货方；本公司不再对该产品实施继续管理权和实际控制权；相关的收入已经收到或取得了收款的证据；并且与销售该产品相关的成本能够可靠地计量时确认为营业收入的实现。

提供劳务：劳务已经提供，其经济利益能够流入本公司，并且与提供该劳务相关的成本能够可靠地计量时确认为收入的实现。在同一会计年度内开始并完成的劳务，则完成劳务时确认收入，如劳务的开始和完成属不同的会计年度，在提供劳务交易的相关成本能够可靠地计量时，则在资产负债表日按照完工百分比法确认相关的劳务收入。

他人使用本公司资产：与交易相关的经济利益能够流入企业且收入的金额能够可靠的计量确认收入。

17、利润分配顺序

本公司按《公司法》及其他有关规定进行利润分配，缴纳所得税后的利润，除国家另有规定者

固定资产确认的标准为：使用年限在一年以上的房屋、建筑物、机器、机械、运输工具和其他与生产经营有关的设备、器具等；不属于生产经营主要设备的物品，单位价值在 2000 元以上，并且使用期限超过 2 年的，也应作为固定资产核算。

固定资产折旧采用平均年限法计算，并按固定资产类别、预计使用年限和预计残值率(3%)确定其折旧率。固定资产预计使用年限及年折旧率列表如下：

资产类别	使用年限	年折旧率
房屋建筑物	20—35 年	2.77%—4.85%
机器设备	5—10 年	9.70%—19.40%
运输设备	5—10 年	9.70%—19.40%
其他设备	5—15 年	6.47%—19.40%

每期期末对固定资产进行逐项检查，对固定资产由于市价持续下跌，或技术陈旧、损坏、长期闲置等原因，导致其可收回金额低于帐面价值的，将可收回金额低于其帐面价值的差额作为固定资产减值准备，土地和已提足折旧继续使用的固定资产不计提减值准备。

13、在建工程及在建工程减值准备核算方法

在建工程的计价：按实际发生的支出确定工程成本。自营工程按直接材料、直接工资、直接施工费等计量；出包工程按应支付的工程价款等计量；设备安装工程按所安装设备的价值、安装费用、工程试运转等所发生的支出等确定工程成本。在各项工程达到预定可使用状态之前发生的专项借款的辅助费用、利息支出、汇兑损益、债券溢折价摊销均计入该工程成本。在交付使用后计入财务费用。

在建工程结转固定资产的时点：本公司建造的固定资产在达到预定可使用状态之日起，根据工程预算、造价或工程实际成本等，按估计的价值结转固定资产，次月起开始计提折旧。待办理了竣工决算手续后再作调整。

每期期末，本公司对在建工程进行全面检查，如果有证据表明在建工程已发生减值，计提在建工程减值准备。在建工程在资产清查基准日存在以下一项或若干项情况的，计提在建工程减值准备：

（1）长期停建并且预计在未来 3 年内不会重新开工的在建工程。但停建当年计提的减值准备不得超过在建工程帐面价值的 30%。

（2）所建项目无论在性能上，还是在技术上已经落后，并且给企业带来的经济效益具有很大的不确定性。

（2）长期债权投资

按实际支付的价款扣除自发行日至债券购入日的应计利息后的余额作为实际成本。实际成本与债券面值的差额，作为溢价或折价，在债券存续期间内确认债券利息收入时，采用直线法摊销。

（3）长期投资减值准备

对长期投资由于市价持续下跌或被投资单位经营状况恶化，导致其可收回金额低于帐面价值的，计提长期投资减值准备；长期投资减值准备在区分长期股权投资和长期债权投资的基础上，按单项项目计提；对于非上市流通的长期债权投资减值准备的计提按以下标准：

A 投资期即将届满能够全部收回的，不计提减值准备。

B 未逾期、但未按期收到债券利息的，分析债券发行单位的性质及实际财务状况，如有确凿证据表明该项资产发生了减值，计提长期投资减值准备。

C 被投资单位已经宣告破产，或进入破产清算程序进行清理整顿而难以持续经营的，在取得相关政府批文、公告等条件下，无论是否逾期，均全额计提减值准备。

D 已经逾期的长期债权投资，根据逾期时间长短在以下标准范围内确定减值准备的计提比例。

项　　目	减值准备计提比例
逾期不超过 1 年（含 1 年）	10%
逾期 1—2 年（含 2 年）	30%
逾期 2—3 年（含 3 年）	50%
逾期 3 年以上	80%

E 几种特殊情况下长期投资减值准备计提标准

a 被投资单位被吊销营业执照的，一般全额计提减值准备。

b 被投资单位已经资不抵债但仍持续经营的，一般全额计提减值准备。

c 被投资单位已经停止营业的，一般按 50%计提减值准备。

d 连续三年不能取得被投资单位的会计报表及相关会计资料，且无收益的，在第三个会计年度终了按 50%计提减值准备，四年及以上全额计提减值准备。

c 对于国债投资，一律不计提减值准备。

12、固定资产、累计折旧及固定资产减值准备的核算方法：

本公司固定资产在取得时，按取得时的实际成本计价。

坏账的确认标准：债务单位撤销、破产、资不抵债、现金流量严重不足、发生严重自然灾害等导致停产而在可预见的时间内无法偿付债务等；债务单位逾期未履行偿债义务超过3年；其他确凿证据表明确实无法收回或收回的可能性不大。

坏账损失的核算方法：坏账核算采用备抵法，每期期末按账龄分析法计提坏账准备，比例如下：

帐　龄	坏帐准备计提比例
1年以内（含1年）	0%
1—2年（含2年）	10%
2—3年（含3年）	20%
3—5年（含5年）	50%
5年以上	80%

坏账准备计提范围：对本公司的应收款项（包括应收账款、其他应收款）计提坏账准备，职工个人借款除外。

10、存货及存货跌价准备核算方法

本公司存货主要包括：原材料、低值易耗品等。

本公司存货的取得和发出的计价方法：取得时按实际成本计价，发出按加权平均法计价。

低值易耗品的摊销方法：低值易耗品领用时采用一次摊销法核算。

存货的盘存制度：实行永续盘存制。

每期期末，存货按成本与可变现净值孰低法计量，对存货由于遭受毁损、全部或部分陈旧过时或销售价格低于成本等原因，使其成本高于可变现净值的，按存货成本高于可变现净值部分，计提存货跌价准备；低值易耗品不计提跌价准备。

11、长期投资及长期投资减值准备核算方法

（1）长期股权投资

对于长期股权投资的核算，以投资时实际支付的价款或确定的价值入账。投资额占被投资企业有表决权资本总额20%以下，或虽占20%或20%以上，但不具有重大影响，采用成本法核算；投资额占被投资企业有表决权资本总额20%或20%以上，或虽投资不足20%但有重大影响的，采用权益法核算。对股权投资差额，在年末分期平均摊销计入损益。股权投资差额的摊销期限：合同规定了投资期限的，按照合同规定的投资期限摊销；合同没有规定投资期限的，借方差额按不超过10年的年限摊销，贷方差额记入资本公积。

6、现金等价物的确定标准

本公司现金等价物是指企业持有的期限短（一般是指从购买日起三个月内到期）、流动性强、易于转换为已知金额现金、价值变动风险很小的投资。

7、短期投资及短期投资跌价准备的核算方法：

短期投资按取得时实际支付的全部价款包括税金和手续费等相关费用,扣除已宣告但尚未领取的现金股利或已到付息期但尚未领取的债券利息后的余额计入投资成本。持有期间所获得的股利或利息冲减短期投资账面价值，处置时按所收到的处置收入与短期投资账面价值的差额确认为当期投资收益。

每期期末，短期投资按成本与市价孰低计量，短期投资跌价准备按单项投资成本高于市价的差额提取；对无市价的短期投资跌价准备，按以下方法执行：

（1）投资期即将届满能够全部收回的，不计提跌价准备；

（2）被投资单位已经宣告破产，或进入破产清算程序、或因经营不善整顿、歇业而非持续经营的，证据确凿的情况下，无论是否逾期，均全额计提跌价准备。

（3）其他已逾期的，根据逾期时间长短在以下标准范围内确定跌价准备计提比例。没有投资期限的短期投资，以该项目自投资购买之日起一年为限，超出一年视同逾期，并按照确定的标准计提跌价准备。比例如下：

项目	跌价准备计提比例
逾期3个月—1年（含1年）	0%
逾期1—2年（含2年）	10%
逾期2—3年（含3年）	30%
逾期3年以上	50%

已确认跌价损失的短期投资的价值又得以恢复后在原先已确认的投资损失金额内转回。

8、委托贷款及委托贷款减值准备的核算方法

委托贷款按期计提利息，计入损益；已按期计提的利息到付息期不能收回的，停止计提利息，并冲回原已计提的利息。

每期期末，按单个委托贷款本金高于可收回金额的差额计提减值准备。

9、应收款项坏账准备核算方法

煤炭工业邯郸设计研究院信华技术开发公司
会计报表附注
2004 年度

一、公司的基本情况

煤炭工业邯郸设计研究院信华技术开发公司(以下简称"本公司")，经煤炭工业邯郸设计研究院批准，由煤炭工业邯郸设计研究院出资组建成。1993 年 12 月取得邯郸市工商行政管理局核发的 13040014000411/1 号企业法人营业执照，注册资本 158 万元人民币。法定代表人：孔凡平。企业住所：河北省邯郸滏河北大街 114 号。

本公司经营范围：通信、信号、计算机应用技术开发、咨询、服务、安装、调试、智能建筑设计、施工及相关产品销售。

二、重要会计政策和会计估计的说明

1、会计制度

本公司执行企业会计准则和《企业会计制度》及其补充规定。

2、会计年度

本公司会计年度为公历 1 月 1 日至 12 月 31 日。

3、记账本位币

本公司以人民币为记账本位币。

4、记账基础和计价原则

本公司会计核算采用权责发生制原则进行核算，计价以历史成本为计价基础。

5、外币业务核算方法

本公司外币业务按业务发生当日中国人民银行公布的市场汇价折算为人民币记账，资产负债表日的外币货币性资产和负债按该日中国人民银行公布的市场汇价进行调整，外币汇兑损益除与工程建造有关的计入在建工程之外，其余均计入当期的财务费用。

应上交应弥补款项表

企财06表

编制单位：邯郸煤炭设计院信华技术开发公司　　2004年度　　金额单位：元

项　目	行次	金　额	项　目	行次	金　额	项　目	行次	金　额
一、增值税：	1	—	本年应交数	33		年初未交数	65	
年初未交数	2		本年已交数	34		本年应交数	66	
本年应交数	3		年末未交数	35		本年已交数	67	
本年已交数	4		八、关税：	36	—	年末未交数	68	
年末未交数	5		本年已交进口关税	37		十五、基本养老保险：	69	—
二、消费税：	6	—	本年已交出口关税	38		年初未交数	70	
年初未交数	7		九、企业所得税：	39	—	本年应交数	71	
本年应交数	8		年初未交数	40	1,699.04	本年已交数	72	
本年已交数	9		本年应交数	41	10,470.62	年末未交数	73	
年末未交数	10		本年已交数	42		十六、失业保险：	74	—
三、营业税：	11	—	年末未交数	43	12,169.66	年初未交数	75	
年初未交数	12	2,958.44	十、其他各税：	44	—	本年应交数	76	
本年应交数	13	89,319.40	年初未交数	45	315.15	本年已交数	77	
本年已交数	14	116,284.18	本年应交数	46	1,326.99	年末未交数	78	
年末未交数	15	-24,006.34	本年已交数	47	981.50	十七、基本医疗保险：	79	—
四、资源税：	16	—	年末未交数	48	660.64	年初未交数	80	
年初未交数	17		十一、财政拨款：	49	—	本年应交数	81	
本年应交数	18		年初结余	50		本年已交数	82	
本年已交数	19		本年拨入	51		年末未交数	83	
年末未交数	20		本年支出	52		补充资料：	84	—
五、城建税：	21	—	本年结余	53		一、本年应交税金总额	85	110,064.40
年初未交数	22	338.16	十二、储备粮油差价款：	54	—	二、本年实际上交税金总额	86	128,897.12
本年应交数	23	6,252.36	年初未补数	55		三、本年实际支付补充养老保险（年金）总额	87	
本年已交数	24	8,139.89	本年应补数	56		四、本年实际支付补充医疗保险总额	88	
年末未交数	25	-1,549.37	本年已补数	57		五、出口退税情况	89	—
六、教育费附加：	26	—	年末未补数	58		出口额（美元）	90	
年初未交数	27	93.11	十三、预算弥补亏损及补贴：	59	—	以前年度欠出口退税	91	
本年应交数	28	2,695.03	年初未补数	60		本年度应收出口退税	92	
本年已交数	29	3,491.55	本年应补数	61		本年度已收出口退税	93	
年末未交数	30	-703.41	本年已补数	62		年末欠出口退税	94	
七、农牧业税：	31	—	年末未补数	63		六、本年应纳税所得额	95	38,780.07
年初未交数	32		十四、国有资本收益：	64	—		96	

所有者权益（或股东权益）增减变动表

企财04表

编制单位：邯郸煤炭设计院信华技术开发公司　　2004年度　　金额单位：元

项目	行次	本年数	项目	行次	本年数	补充资料：	行次	金额
一、实收资本（或股本）：	1	—	转增资本（或股本）	34		一、年初国有资本及权益总额	67	-75,778.05
年初余额	2		分派现金股利或利润	35		二、本年国有资本及权益增加	68	28,309.45
本年增加数	3		分派股票股利	36		（一）国家、国有单位直接或追加投资	69	
其中：资本公积转入	4		年末余额	37	8,443.66	（二）无偿划入	70	
盈余公积转入	5		其中：法定盈余公积	38		（三）资产评估增加	71	
利润分配转入	6		储备基金	39		（四）消产核资增加	72	
新增资本（或股本）	7		企业发展基金	40		（五）产权界定增加	73	
本年减少数	8		四、法定公益金：	41	—	（六）资本（股票）溢价	74	
年末余额	9		年初余额	42		（七）接受捐赠	75	
二、资本公积：	10	—	本年增加数	43		（八）债权转股权	76	
年初余额	11		其中：从净利润中提取数	44		（九）税收返还	77	
本年增加数	12		本年减少数	45		（十）补充流动资本	78	
其中：资本（或股本）溢价	13		其中：集体福利支出	46		（十一）减值准备转回	79	
接受捐赠非现金资产准备	14		年末余额	47		（十二）会计调整	80	
接受现金捐赠	15		五、未分配利润：	48	—	（十三）中央和地方政府确定的其他因素	81	
股权投资准备	16		年初未分配利润	49	-84,221.71	（十四）经营积累	82	28,309.45
拨款转入	17		本年净利润（净亏损以"—"号填列）	50	28,309.45	三、本年国有资本及权益减少	83	
外币资本折算差额	18		盈余公积补亏	51		（一）经国家专项批准核销	84	
其他资本公积	19		其他调整因素	52		（二）无偿划出	85	
本年减少数	20		本年利润分配	53		（三）资产评估减少	86	
其中：转增资本（或股本）	21		年末未分配利润（未弥补亏损以"—"号填列）	54	-55,912.26	（四）消产核资减少	87	
年末余额	22			55		（五）产权界定减少	88	
三、法定和任意盈余公积：	23	—		56		（六）消化以前年度潜亏和挂账而减少	89	
年初余额	24	8,443.66		57		（七）因自然灾害等不可抗拒因素减少	90	
本年增加数	25			58		（八）因主辅分离减少	91	
其中：从净利润中提取数	26			59		（九）企业按规定上缴红利	92	
其中：法定盈余公积	27			60		（十）资本（股票）折价	93	
任意盈余公积	28			61		（十一）中央和地方政府确定的其他因素	94	
储备基金	29			62		（十二）经营减值	95	
企业发展基金	30			63		四、年末国有资本及权益总额	96	-47,408.60
法定公益金转入数	31			64		五、年末其他国有资金	97	
本年减少数	32			65		六、年末国有资产总量	98	-47,408.60
其中：弥补亏损	33			66		七、年末合并国有资产总量（计算机自动生成）	99	

资产减值准备及资产损失情况表

企财03表

编制单位：邯郸煤炭设计院信华技术开发公司　　　　2004年12月31日　　　　金额单位：

项目	行次	年初余额	本年计提数	本年转回（减少）数：因资产价值回升转回数	本年转回（减少）数：[illegible]	本年转回（减少）数：[illegible]	本年转回（减少）数：其他原因转回（减少）数	本年转回（减少）数：合计	年末余额	项目	行次	金额	项目	行次	金额
栏次		1	2	3	4	5	6	7	8	—	—	9	—	—	[illegible]
一、资产减值准备合计	1	17,000.00							17,000.00	二、资产损失合计	22		4、其他挂账	43	
（一）坏账准备	2	17,000.00		—					17,000.00	（一）因报废毁损资产净损失	23		（四）[illegible]	44	
其中：应收账款	3	17,000.00		—					17,000.00	1、流动资产净损失	24		（五）已确认未消化的资产损失挂账	45	
其他应收款	4			—						其中：坏账损失	25		三、当年处理以前年度损失和挂账	46	
（二）短期投资跌价准备	5									存货损失	26		其中：在当年损益中消化以前年度损失挂账	47	
其中：股票投资	6									短期投资损失	27			48	
债券投资	7									2、固定资产净损失	28			49	
（三）存货跌价准备	8									其中：固定资产盘亏	29			50	
其中：库存商品	9									固定资产报废、毁损	30			51	
原材料	10									固定资产出售	31			52	
（四）长期投资减值准备	11									3、长期投资损失	32			53	
其中：长期股权投资	12									4、无形资产损失	33			54	
长期债权投资	13									5、在建工程损失	34			55	
（五）固定资产减值准备	14									6、委托贷款损失	35			56	
其中：房屋、建筑物	15									（二）因执行有关制度而计提的[illegible]资产损失	36			57	
机器设备	16									其中：资产转让已确认的[illegible]损失	37			58	
（六）无形资产减值准备	17									（三）资金挂账	38			59	
其中：专利权	18									1、潜亏挂账	39			60	
商标权	19									2、经营亏损形成的挂账	40			61	
（七）在建工程减值准备	20									其中：[illegible]	41			62	
（八）委托贷款减值准备	21									3、[illegible]	42			63	

现金流量表

编制单位：邯郸煤炭设计院信华技术开发公司　　　　2004年度　　　　企财03表
金额单位：元

项　　目	行次	金额	项　　目	行次	金额	项　　目	行次	金额
一、经营活动产生的现金流量：	1	—	投资活动产生的现金流量净额	24		预提费用增加（减：减少）	47	
销售商品、提供劳务收到的现金	2	3,666,647.00	三、筹资活动产生的现金流量：	25	—	处置固定资产、无形资产和其他长期资产的损失（减：收益）	48	
收到的税费返还	3		吸收投资所收到的现金	26		固定资产报废损失	49	
收到的其他与经营活动有关的现金	4		借款所收到的现金	27		财务费用	50	
现金流入小计	5	3,666,647.00	收到的其他与筹资活动有关的现金	28		投资损失（减：收益）	51	
购买商品、接受劳务支付的现金	6	2,348,774.61	现金流入小计	29		递延税款贷项（减：借项）	52	
支付给职工以及为职工支付的现金	7	16,766.70	偿还债务所支付的现金	30		存货的减少（减：增加）	53	
支付的各项税费	8	125,400.97	分配股利、利润或偿付利息所支付的现金	31		经营性应收项目的减少（减：增加）	54	-1,053,521.05
支付的其他与经营活动有关的现金	9	73,154.08	支付的其他与筹资活动有关的现金	32		经营性应付项目的增加（减：减少）	55	2,115,667.61
现金流出小计	10	2,564,096.36	现金流出小计	33		其他	56	
经营活动产生的现金流量净额	11	1,102,550.64	筹资活动产生的现金流量净额	34		经营活动产生的现金流量净额	57	1,102,550.64
二、投资活动产生的现金流量：	12	—	四、汇率变动对现金的影响	35		二、不涉及现金收支的投资和筹资活动：	58	—
收回投资所收到的现金	13		五、现金及现金等价物净增加额	36	1,102,550.64	债务转为资本	59	
其中：出售子公司所收到的现金	14		补充资料：	37	—	一年内到期的可转换公司债券	60	
取得投资收益所收到的现金	15		一、将净利润调节为经营活动现金流量：	38	—	融资租入固定资产	61	
处置固定资产、无形资产和其他长期资产所收回的现金净额	16		净利润	39	28,309.45	其他	62	
收到的其他与投资活动有关的现金	17		加：＊少数股东损益	40		三、现金及现金等价物净增加情况：	63	—
现金流入小计	18		减：＊未确认的投资损失	41		现金的期末余额	64	1,260,360.99
购建固定资产、无形资产和其他长期资产所支付的现金	19		加：计提的资产减值准备	42		减：现金的期初余额	65	157,810.35
投资所支付的现金	20		固定资产折旧	43	12,094.73	加：现金等价物的期末余额	66	
其中：购买子公司所支付的现金	21		无形资产摊销	44		减：现金等价物的期初余额	67	
支付的其他与投资活动有关的现金	22		长期待摊费用摊销	45		现金及现金等价物净增加额	68	1,102,550.64
现金流出小计	23		待摊费用减少（减：增加）	46			69	

注：表中带＊项目为合并会计报表专用。

利润及利润分配表

企财02表

编制单位：邯郸煤炭设计院信华技术开发公司　　2004年度　　金额单位：元

项　　目	行次	上年实际数	本年实际数	项　　目	行次	上年实际数	本年实际数
一、主营业务收入	1	1,060,487.00	2,720,980.00	罚款支出	38		
其中：出口产品（商品）销售收入	2			捐赠支出	39		
进口产品（商品）销售收入	3			（二）其他支出	40		
减：折扣与折让	4			其中：结转的含量工资包干结余	41		
二、主营业务收入净额	5	1,060,487.00	2,720,980.00	五、利润总额（亏损总额以"—"号填列）	42	-4,180.32	38,780.07
减：（一）主营业务成本	6	997,952.77	2,554,974.61	减：所得税	43	1,699.04	10,470.62
其中：出口产品（商品）销售成本	7			* 少数股东损益	44		
（二）主营业务税金及附加	8	35,533.72	99,129.08	加：* 未确认的投资损失	45		
（三）经营费用	9			六、净利润（净亏损以"—"号填列）	46	-5,879.36	28,309.45
（四）其他	10			加：（一）年初未分配利润	47	-78,342.35	-84,221.71
加：（一）递延收益	11			（二）盈余公积补亏	48		
（二）代购代销收入	12			（三）其他调整因素	49		
（三）其他	13			七、可供分配的利润	50	-84,221.71	-55,912.26
三、主营业务利润（亏损以"—"号填列）	14	27,000.61	66,876.31	减：（一）提取法定盈余公积	51		
加：其他业务利润（亏损以"—"号填列）	15			（二）提取法定公益金	52		
减：（一）营业费用	16			（三）提取职工奖励及福利基金	53		
（二）管理费用	17	33,202.31	30,662.90	（四）提取储备基金	54		
（三）财务费用	18	-2,021.48	-2,568.66	（五）提取企业发展基金	55		
其中：利息支出	19			（六）利润归还投资	56		
利息收入	20	2,021.48	3,303.48	（七）补充流动资本	57		
汇兑净损失（汇兑净收益以"—"号填列）	21			（八）单项留用的利润	58		
（四）其他	22			（九）其他	59		
四、营业利润（亏损以"—"号填列）	23	-4,180.32	38,780.07	八、可供投资者分配的利润	60	-84,221.71	-55,912.26
加：（一）投资收益（损失以"—"号填列）	24			减：（一）应付优先股股利	61		
（二）期货收益	25			（二）提取任意盈余公积	62		
（三）补贴收入	26			（三）应付普通股股利（应付利润）	63		
其中：补贴前亏损的企业补贴收入	27			（四）转作资本（股本）的普通股股利	64		
（四）营业外收入	28			（五）其他	65		
其中：处置固定资产净收益	29			九、未分配利润	66	-84,221.71	-55,912.26
非货币性交易收益	30			其中：应由以后年度税前利润弥补的亏损（以"+"号填列）	67		
出售无形资产收益	31			补充资料：	68		
罚款净收入	32			一、出售、处置部门或被投资单位所得收益	69		
（五）其他	33			二、自然灾害发生的损失	70		
其中：用以前年度含量工资结余弥补利润	34			三、会计政策变更增加（或减少）利润总额	71		
减：（一）营业外支出	35			四、会计估计变更增加（或减少）利润总额	72		
其中：处置固定资产净损失	36			五、债务重组损失	73		
出售无形资产损失	37			六、其他非经常性损益	74		

注：表中带*项目为合并会计报表专用。

山西天元会计师事务所
SHANXI TIANYUAN CERTIFIED PUBLIC ACCOUNTAS
地址：水西门街67号山西省国税大楼21层　　邮编：030002
电话：2387595　2387601　　Add : No.67 shuixinmen St. Taiyuan China

审计报告

晋天元审[2005]0213号

煤炭工业邯郸设计研究院信华技术开发公司董事会：

我们审计了后附的煤炭工业邯郸设计研究院信华技术开发公司2004年12月31日的资产负债表以及2004年度的利润及利润分配表和现金流量表。这些会计报表的编制是煤炭工业邯郸设计研究院信华技术开发公司管理当局的责任，我们的责任是在实施审计工作的基础上对这些会计报表发表意见。

我们按照中国注册会计师独立审计准则计划和实施审计工作，以合理确信会计报表是否不存在重大错报。审计工作包括在抽查的基础上检查支持会计报表金额和披露的证据，评价管理当局在编制会计报表时采用的会计政策和做出的重大会计估计，以及评价会计报表的整体反映。我们相信，我们的审计工作为发表意见提供了合理的基础。

我们认为，上述会计报表符合国家颁布的企业会计准则和《企业会计制度》的规定，在所有重大方面公允反映了煤炭工业邯郸设计研究院信华技术开发公司2004年12月31日的财务状况以及2004年度的经营成果和现金流量。

山西天元会计师事务所（有限公司）



中国·太原

中国注册会计师：李喜民　编号：140100010021

中国注册会计师：　编号：140100010015

二零零五年一月十六日



山西天元会计师事务所

报告书

REPORT


Horwath

（2）存在控制关系的关联方所持股份或权益及其变化

企业名称	2003.12.31		本年增加		本年减少		2004.12.31	
	金额	%	金额	%	金额	%	金额	%
煤炭工业邯郸设计研究院	50万元	100					50万元	100

2、不存在控制关系的关联方关系的性质

公司名称	与本公司关系
邯郸市奇斌工程设计咨询有限公司	同一母公司
邯郸市国宁工程设计咨询有限公司	同一母公司
煤炭工业邯郸设计研究院信华技术开发公司	同一母公司
煤炭工业邯郸设计研究院中原建设监理咨询公司	同一母公司
邯郸煤炭设计研究院岩土工程技术开发公司	同一母公司
邯郸市兴亚实业有限公司	同一母公司
邯郸市中远工程质量检测有限公司	同一母公司

（三）关联方交易事项

本公司无需披露的关联交易事项

七、或有事项及承诺事项

本公司无需披露的或有事项

八、资产负债表日后事项

本公司无需披露的资产负债表期后事项

九、其他重要事项

本公司无需披露的其他重要事项

18. 主营业务税金及附加

项目	计缴基数	计缴比例	本年数	上年数
营业税		5%		4,353.98
消费税				
城市维护建设税	36,122.21	5%	1,806.11	2,932.54
地方附加	36,122.21	1%	361.23	
教育费附加	36,122.21	3%	1,083.67	230.48
合计	36,122.21		3,251.01	7,517.00

19. 财务费用

项目	2003 年度	2004 年度
利息支出		
减：利息收入	822.83	850.36
汇兑损失		
减：汇兑收益		
手续费支出		588.50
其他支出		
合计	-822.83	-261.86

20. 所得税

项目	2003 年度	2004 年度
利润总额	2,201.76	84,192.71
加： 调增项目	7,205.52	25,730.45
本年度应纳税所得额	9,407.28	109,923.16
所得税税率	18%	33%
应纳所得税额	1,693.31	36,274.64

六、关联方关系及交易

1、与本公司存在控制关系的关联方

企业名称	注册地址	主营业务	与本企业关系	经济性质	法定代表人
煤炭工业邯郸设计研究院	邯郸滏西大街114号	建筑设计、煤炭行业设计	母公司	全有所有制	朱杰利

（1）存在控制关系的关联方的注册资本及其变化

企业名称	2003. 12. 31	本年增加	本年减少	2004. 12. 31
煤炭工业邯郸设计研究院	2441 万元			2441 万元

投资者名称	年初数		本期增加额	本期减少额	年末数	
	金额	比例			金额	比例
煤炭工业邯郸设计研究院	452,800.00	100%	0.00	0.00	452,800.00	100%
合　计	452,800.00	100%	0.00	0.00	452,800.00	100%

(2)国有资本

投资者名称	年初数		本期增加	本期减少	年末数	
	金额	比例			金额	比例
①国家资本						
②国有法人资本	452,800.00	100%	0.00	0.00	452,800.00	100%
合　计	452,800.00	100%	0.00	0.00	452,800.00	100%

16. 未分配利润

项目	金额
上年年末余额	-406,836.68
加：年初未分配利润调整数	-93,665.81
其中：执行《企业会计制度》追溯调整	-93,665.81
重大会计差错	
其他调整因素	
本年年初余额	-500,502.49
本年增加数	47,918.07
其中：本年净利润转入	47,918.07
其他增加	
本年减少数	
其中：本年提取盈余公积数	
本年分配现金股利数	
本年分配股票股利数	
其他减少	
本年年末余额	-452,584.42
其中：董事会已批准的现金股利数	

17. 主营业务收入与成本

项　目	主营业务收入		主营业务成本	
	2003 年度	2004 年度	2003 年度	2004 年度
产品销售	1,131,815.39	1,141,111.08	1,092,948.69	1,072,153.80
小　计	1,131,815.39	1,141,111.08	1,092,948.69	1,072,153.80
公司内业务分部间抵销				
合　计	1,131,815.39	1,141,111.08	1,092,948.69	1,072,153.80

……				
企业所得税	1,693.30	36,274.64	1,693.31	36,274.63
其他				
合　计	23,867.53	268,191.88	244,043.11	48,016.30

12. 其他应交款

税　项	年初数	本年应交	本年已交	年末数
教育费附加	677.41	1,083.67	1,381.75	379.33
地方附加	230.48	361.23	460.59	131.12
合　计	907.89	1,444.90	1,842.34	510.45

13. 其他应付款

帐龄	年初数		年末数	
	金额	比例(%)	金额	比例(%)
1年以内	428,042.74	48.57	556,780.69	66.15
1—2年	453,187.63	51.43	242,600.00	28.82
2—3年			42,250.73	5.02
3年以上				
合　计	881,230.37		841,631.42	100

主要债权人(除关联方)及欠款原因如下:

序号	债权人名称	金额	发生时间	原因
1	洛阳津华输送机械有限公司	206,000.00	2004年	设备款
2	山东中大空调集团	99,116.00	2004年	空调款
3	中煤第一建筑公司机械厂	65,277.20	2004年	设备款
……				
10				

14. 预提费用

类　别	年初数	本期增加	本期减少	年末数	结存原因
修理费用					
借款利息					
其他	21,170.16	0.00	21,170.16	0.00	
合　计	21,170.16	0.00	21,170.16	0.00	

15. 实收资本

(1)项目

1	郑州长城冶金设备厂	90,000.00	2001 年	货款
2	鞍山机器厂	58,000.00	2004 年	货款
3				
……				
10				

8、预收帐款

（1）预收账款账龄情况：

帐　龄	年初数		年末数	
	金额	比例(%)	金额	比例(%)
1 年以内	103,500.00	76.95	313,092.00	70.04
1—2 年	31,000.00	23.05	133,912.00	29.96
2—3 年				
3 年以上				
合　计	134,500.00	100	447,004.00	100

（2）主要债权人(除关联方)及欠款原因如下：

序号	债权人名称	金额	发生时间	原因
1	天地科技唐山公司	207,000.00	2004 年	设计费
2	山西神州煤电焦化晋阳选煤厂	153,192.00	2004 年	设计费
3				
……				
10				

9、应付工资

应付工资年末余额 219,152.30 元。

公司本年实际计提数为 80,225.00 元，实际发放数为 102,967.90 元。

10、应付福利费

应付福利费年末余额 23,166.79 元。
本公司应付福利费来源为按实际发放工资总额的 14%计提。主要支出为医药费等。

11、应交税金

税　项	年初数	本年应交	本年已交	年末数
增值税	23,047.87	230,111.13	240,046.90	13,112.10
营业税	-1,280.00	0.00	0.00	-1,280.00
城市建设维护税	406.36	1,806.11	2,302.90	-90.43

在产品					
合计	0.00	0.00	161,548.73	0.00	

6. 固定资产及累计折旧:

（1）固定资产及累计折旧总体情况:

项　　目	年初数	本期增加	本期减少	年末数
原　　值				
土地资产(清产核资估价入帐)				
房屋建筑物				
机械设备	452,800.00			452,800.00
运输设备				
其他设备	36,780.00	35,355.00		72,135.00
合　　计	489,580.00	35,355.00		524,935.00
累计折旧				
房屋建筑物				
机械设备	303,791.07	43,921.60		347,712.67
运输设备				
其他设备	14,606.23	11,559.98		26,166.21
合　　计	318,397.30	55,481.58		373,878.88
净　　值				
土地资产(清产核资估价入帐)				
房屋建筑物				
机械设备	149,008.93			105,087.33
运输设备				
其他设备	22,173.77			45,968.79
合　　计	171,182.70			151,056.12

7. 应付帐款

（1）应付账款账龄情况

帐龄	年初数		年末数	
	金额	比例(%)	金额	比例(%)
1年以内				
1—2年	96,368.00	42.84		
2—3年	128,600.00	57.16	185,828.00	100
3年以上				
合　　计	224,968.00	100	185,828.00	100

（2）主要债权人(除关联方)及欠款原因如下:

序号	债权人名称	金额	发生时间	原因

项 目	年末数			年初数		
	金额	比例%	坏账准备	金额	比例%	坏账准备
账龄分析法：						
3个月-1年(含1年)	31,972.00	0	0.00	38,916.80	0	0.00
1-2年（含2年）						
2-3年（含3年）						
3-5年（含5年）						
5年以上						
个别认定法：						
内部其他应收款						
外部其他应收款						
合计	31,972.00		0.00	38,916.80		0.00

4、预付帐款

帐龄	年初数		年末数	
	金额	比例(%)	金额	比例(%)
1年以内		100	130,000.00	75.27
1—2年				
2—3年	31,850.00		42,710.00	24.73
3年以上				
合计	31,850.00	100	172,710.00	100

主要债务人(除关联方)及欠款原因如下：

序号	债务人名称	金额	发生时间	原因
1	河北邯郸经贸公司	100,000.00	2004年	购货款
2	河北邯郸包装机械厂	37,710.00	2003年	结算余款
3	山东中大空调集团	30,000.00	2004年	空调款
……				
10				

5、存货

项目	年初余额		年末余额		超过3年的存货
	金额	跌价准备	金额	跌价准备	
原材料	0.00	0.00	161,548.73	0.00	无
低值易耗品					
库存商品					

（3）计提坏账准备的情况：

项 目	年末数			年初数		
	金额	比例%	坏账准备	金额	比例%	坏账准备
账龄分析法：						
3个月-1年（含1年）	810,220.00	0	0.00	357,412.00	0	0.00
1-2年（含2年）	46,824.00	10	4,682.40	630,000.00	10	63,000.00
2-3年（含3年）				12,500.00	20	2,500.00
3-5年（含5年）	151,500.00	50	75,750.00	14,000.00	50	7,000.00
5年以上	12,440.00	80	9,952.00	91,540.00	80	73,232.00
个别认定法：						
内部应收账款						
外部应收账款						
合计	1,020,984.00		90,384.40	1,105,452.00		145,732.00

3. 其他应收款

（1）其他应收款龄龄情况：

账龄	年初余额				年末余额			
	金额	比例	坏账准备计提比例	坏账准备	金额	比例	坏账准备计提比例	坏账准备
3个月-1年（含1年）	38,916.80	100	0	0.00	31,972.00	100	0	0.00
1-2年（含2年）								
2-3年（含3年）								
3-5年（含5年）								
5年以上								
合计	38,916.80	100		0.00	31,972.00	100		0.00

（2）主要债务人(除关联方)及欠款原因如下：

序号	债务人名称	金额	发生时间	原因
1	李保新	29,000.00	2004年	差旅费
2	练存才	2,972.00	2004年	差旅费
3				
……				
10				

（3）计提坏账准备的情况：

职工教育经费　　1.5%

工会经费　　2%

养老保险基金　　20%

五、会计报表重要项目的注释

1. 货币资金

项目	年初余额			年末余额		
	原币金额	折算汇率	折合人民币	原币金额	折算汇率	折合人民币
现金	261.38			381.76		
其中：人民币	261.38			381.76		
美元						
银行存款	293,806.07			317,256.63		
其中：人民币	293,806.07			317,256.63		
美元						
其他货币资金						
合计	294,067.45			317,638.39		

2. 应收帐款

（1）应收账款账龄情况如下：

账龄	年初余额				年末余额			
	金额	比例	坏账准备计提比例	坏账准备	金额	比例	坏账准备计提比例	坏账准备
3个月-1年（含1年）	357,412.00	32.33	0		810,220.00	79.36	0	
1-2年（含2年）	630,000.00	56.99	10	63,000.00	46,824.00	4.59	10	4,682.40
2-3年(含3年)	12,500.00	1.13	20	2,500.00			20	
3-5年（含5年）	14,000.00	1.27	50	7,000.00	151,500.00	14.84	50	75,750.00
5年以上	91,540.00	8.28	80	73,232.00	12,440.00	1.21	80	9,952.00
合计	1,105,452.00	100.00		145,732.00	1,020,984.00		100.00	90,384.40

（2）主要债务人(除关联方)及欠款原因如下：

序号	债务人名称	金额	发生时间	原因
1	天津港	234,100.00	2002年	拖欠
2	开滦集团	84,520.00	2004年	拖欠
3	唐山矿山设备厂	36,224.00	2003年	拖欠
……				
10				

截止2004年12月31日累计影响数为165,336.40元，其中：期初未分配利润 145,732.00 元,报告期利润 19,604.40元。

B、累计折旧

项目	2003年累计影响数	2004年累计影响数
对公司报表影响		
资产减少	-52,066.19	10,541.18
净资产减少	-52,066.19	10,541.18
期初未分配利润减少	-52,748.25	-52,066.19

截止2004年12月31日累计影响数为 -41,525.01 元，其中：期初未分配利润-52,066.19元,报告期利润 10,541.18 元。

3、报告期重大会计差错更正

无

三、税项

主要税种及税率列示如下：

增值税：按照《增值税暂行条例》，以当期销项税额抵扣符合规定的当期进项税额后的余额作为应纳税额，税率为17%。

营业税：监理收入按5%的税率计提。

城市建设维护税和教育费附加：分别按照应交增值税、营业税的5%和3%计提。

地方附加：按营业税的1%计提。

所得税：利润总额10万元以下，税率27%；利润总额10万元以上，税率33%。

其他税项：按税法规定计算缴纳。

四、职工福利及社会保险

据国家及西安市劳动管理部门规定，本公司按职工工资总额的一定比例计提职工福利费和社会保险基金等。该等基金余额作为应付福利费或其他应付款反映在资产负债表上，计提比例如下：

项目	比例
职工福利费	14%

提取法定盈余公积金。法定盈余公积金按照净利润扣除前项后的10%提取，盈余公积金已达注册资金50%时可不再提取。

提取公益金。按照净利润扣除前项后的10%提取。

向投资者分配利润。按公司董事会利润分配决议分配利润。公司以前年度未分配的利润，可以并入本年度向投资者分配。

11、所得税的会计处理方法

本公司所得税的会计处理采用应付税款法

12、会计政策、会计估计变更及会计差错更正的说明

1、报告期会计政策变更

公司以前年度执行《勘查设计企业会计制度》，自本年度起执行《企业会计制度》作了如下变更：

① 坏账准备，原应收款项年末不计提坏账准备，现改为按应收款项年末账龄分析计提，计提标准详见附注二、6。

③存货原按成本计价，现改为年末按成本与可变现净值孰低原则计量，并按存货类别计提跌价损失准备。

⑤固定资产原按成本计价，现改为年末按单项固定资产可收回金额低于其账面价值的差额计提减值准备。

公司上述会计政策变更，已采用追溯调整法，累积影响数为 123,811.39 元，明细如下：

A、坏帐准备

项目	2003年累计影响数	2004年累计影响数
对公司报表影响		
资产减少	145,732.00	19,604.40
净资产减少	145,732.00	19,604.40
期初未分配利润减少	57,340.00	145,732.00

固定资产折旧采用平均年限法计算，并按固定资产类别、预计使用年限和预计残值率(3%)确定其折旧率。固定资产预计使用年限及年折旧率列表如下：

资产类别	使用年限	年折旧率
房屋建筑物	20—35年	4.85%—2.77%
机器设备	5—10年	19.40%—9.70%
运输设备	5—10年	19.40%—9.70%
其他设备	5—15年	19.40%—6.47%

年末对固定资产进行逐项检查，对固定资产由于市价持续下跌，或技术陈旧、损坏、长期闲置等原因，导致其可收回金额低于帐面价值的，将可收回金额低于其帐面价值的差额作为固定资产减值准备。土地和已提足折旧继续使用的固定资产不计提减值准备。

9、收入确认原则

商品销售：本公司将商品所有权上的主要风险和报酬转移给购货方；本公司不再对该产品实施继续管理权和实际控制权；相关的收入已经收到或取得了收款的证据；并且与销售该产品相关的成本能够可靠地计量时确认为营业收入的实现。

提供劳务：劳务已经提供，其经济利益能够流入本公司，并且与提供该劳务相关的成本能够可靠地计量时确认为收入的实现。在同一会计年度内开始并完成的劳务，则完成劳务时确认收入，如劳务的开始和完成属不同的会计年度，在提供劳务交易的相关成本能够可靠地计量时，则在资产负债表日按照完工百分比法确认相关的劳务收入。

他人使用本公司资产：与交易相关的经济利益能够流入企业且收入的金额能够可靠的计量确认收入。

10、利润分配顺序

本公司按《公司法》及公司章程进行利润分配，缴纳所得税后的净利润，按照下列顺序分配：

弥补企业以前年度亏损。

坏账的确认标准：债务单位撤销、破产、资不抵债、现金流量严重不足、发生严重自然灾害等导致停产而在可预见的时间内无法偿付债务等；债务单位逾期未履行偿债义务超过 3 年；其他确凿证据表明确实无法收回或收回的可能性不大。

坏账损失的核算方法：坏账损失核算采用备抵法，年末按账龄分析法计提坏账准备，比例如下：

帐龄	坏帐准备计提比例
1 年以内（含 1 年）	0%
1--2 年（含 2 年）	10%
2--3 年（含 3 年）	20%
3--5 年（含 5 年）	50%
5 年以上	80%

坏账准备计提范围：对本公司的应收款项（包括应收账款、其他应收款）计提坏账准备。

7、存货及存货跌价准备核算方法

本公司存货主要包括：原材料、低值易耗品等。

本公司存货的取得和发出的计价方法：取得时按实际成本计价，发出按加权平均法计价。

低值易耗品的摊销方法：低值易耗品领用时采用一次摊销法核算。

存货的盘存制度：实行永续盘存制。

年末，存货按成本与可变现净值孰低法计量，对存货由于遭受毁损、全部或部分陈旧过时或销售价格低于成本等原因，使其成本高于可变现净值的，按存货成本高于可变现净值部分，计提存货跌价准备；低值易耗品不计提跌价准备。

8、固定资产、累计折旧及固定资产减值准备的核算方法：

本公司固定资产在取得时，按取得时的实际成本计价。

固定资产确认的标准为：使用年限在一年以上的房屋、建筑物、机器、机械、运输工具和其他与生产经营有关的设备、器具等；不属于生产经营主要设备的物品，单位价值在 2000 元以上，并且使用期限超过 2 年的，也应作为固定资产核算。

煤炭工业邯郸设计研究院中兴机械厂
会计报表附注
2004 年度

一、公司的基本情况

煤炭工业邯郸设计研究院中兴机械厂（以下简称“本厂”），经煤炭工业邯郸设计研究院批准，由煤炭工业邯郸设计研究院出资组建成。1996 年 1 月取得邯郸市工商行政管理局核发的 13040014000541/1 号企业法人营业执照，注册资本 50 万元人民币。

法定代表人：徐坚。

企业住所：河北省邯郸市复兴区林村西。

本公司主要经营范围：主营矿山小型机械；兼营矿山机械技术咨询服务。

二、重要会计政策和会计估计的说明

1、会计制度

本公司执行财政部颁发的《企业会计准则》和《企业会计制度》及其补充规定。

2、会计年度

本公司会计年度为公历 1 月 1 日至 12 月 31 日。

3、记账本位币

本公司以人民币为记账本位币。

4、记账基础和计价原则

本公司会计核算采用权责发生制原则进行核算，计价以历史成本为计价基础。

5、现金等价物的确定标准

本公司现金等价物是指企业持有的期限短（一般是指从购买日起三个月内到期）、流动性强、易于转换为已知金额现金、价值变动风险很小的投资。

6、应收款项坏账准备核算方法

应上交应弥补款项表

编制单位：煤炭工业部邯郸设计研究院中兴机械厂　　　　2004年度　　　　企财
金额单位：

项　目	行次	金　额	项　目	行次	金　额	项　目	行次	金　额
一、增值税：	1	—	本年应交数	33		年初未交数	65	
年初未交数	2	23,047.87	本年已交数	34		本年应交数	66	
本年应交数	3	36,122.21	年末未交数	35		本年已交数	67	
本年已交数	4	46,057.98	八、关税：	36	—	年末未交数	68	
年末未交数	5	13,112.10	本年已交进口关税	37		十五、基本养老保险：	69	—
二、消费税：	6	—	本年已交出口关税	38		年初未交数	70	
年初未交数	7		九、企业所得税：	39	—	本年应交数	71	
本年应交数	8		年初未交数	40	1,693.30	本年已交数	72	
本年已交数	9		本年应交数	41	36,274.64	年末未交数	73	
年末未交数	10		本年已交数	42	1,693.31	十六、失业保险：	74	—
三、营业税：	11	—	年末未交数	43	36,274.63	年初未交数	75	
年初未交数	12	-1,280.00	十、其他各税：	44	—	本年应交数	76	
本年应交数	13		年初未交数	45	230.48	本年已交数	77	
本年已交数	14		本年应交数	46	361.23	年末未交数	78	
年末未交数	15	-1,280.00	本年已交数	47	460.59	十七、基本医疗保险：	79	—
四、资源税：	16	—	年末未交数	48	131.12	年初未交数	80	
年初未交数	17		十一、财政拨款：	49	—	本年应交数	81	
本年应交数	18		年初结余	50		本年已交数	82	
本年已交数	19		本年拨入	51		年末未交数	83	
年末未交数	20		本年支出	52		补充资料：	84	—
五、城建税：	21	—	本年结余	53		一、本年应交税金总额	85	75,
年初未交数	22	406.36	十二、储备粮油差价款：	54	—	二、本年实际上交税金总额	86	51,
本年应交数	23	1,806.11	年初未补数	55		三、本年实际支付补充养老保险（年金）总额	87	
本年已交数	24	2,302.90	本年应补数	56		四、本年实际支付补充医疗保险总额	88	
年末未交数	25	-90.43	本年已补数	57		五、出口退税情况	89	—
六、教育费附加：	26	—	年末未补数	58		出口额（美元）	90	
年初未交数	27	677.41	十三、预算弥补亏损及补贴：	59	—	以前年度欠出口退税	91	
本年应交数	28	1,083.67	年初未补数	60		本年度应收出口退税	92	
本年已交数	29	1,381.75	本年应补数	61		本年度已收出口退税	93	
年末未交数	30	379.33	本年已补数	62		年末欠出口退税	94	
七、农牧业税：	31	—	年末未补数	63		六、本年应纳税所得额	95	109,
年初未交数	32		十四、国有资本收益：	64	—		96	

所有者权益（或股东权益）增减变动表

企财

编制单位：煤炭工业邯郸设计研究院中兴机械厂　　2004年度　　金额单位

项　目	行次	本年数	项　目	行次	本年数	补充资料：	行次	金
一、实收资本（或股本）：	1	—	转增资本（或股本）	34		一、年初国有资本及权益总额	67	-47
年初余额	2	452,800.00	分派现金股利或利润	35		二、本年国有资本及权益增加	68	62
本年增加数	3		分派股票股利	36		（一）国家、国有单位直接或追加投资	69	
其中：资本公积转入	4		年末余额	37		（二）无偿划入	70	
盈余公积转入	5		其中：法定盈余公积	38		（三）资产评估增加	71	
利润分配转入	6		储备基金	39		（四）清产核资增加	72	
新增资本（或股本）	7		企业发展基金	40		（五）产权界定增加	73	
本年减少数	8		四、法定公益金：	41	—	（六）资本（股票）溢价	74	
年末余额	9	452,800.00	年初余额	42		（七）接受捐赠	75	
二、资本公积：	10	—	本年增加数	43		（八）债权转股权	76	
年初余额	11		其中：从净利润中提取数	44		（九）税收返还	77	
本年增加数	12		本年减少数	45		（十）补充流动资本	78	
其中：资本（或股本）溢价	13		其中：集体福利支出	46		（十一）减值准备转回	79	5
接受捐赠非现金资产准备	14		年末余额	47		（十二）会计调整	80	
接受现金捐赠	15		五、未分配利润：	48	—	（十三）中央和地方政府确定的其他因素	81	
股权投资准备	16		年初未分配利润	49	-500,502.49	（十四）经营积累	82	
拨款转入	17		本年净利润（净亏损以“—”号填列）	50	47,918.07	三、本年国有资本及权益减少	83	
外币资本折算差额	18		盈余公积补亏	51		（一）经国家专项批准核销	84	
其他资本公积	19		其他调整因素	52		（二）无偿划出	85	
本年减少数	20		本年利润分配	53		（三）资产评估减少	86	
其中：转增资本（或股本）	21		年末未分配利润（未弥补亏损以“—”号填列）	54	-452,584.42	（四）清产核资减少	87	
年末余额	22			55		（五）产权界定减少	88	
三、法定和任意盈余公积：	23	—		56		（六）消化以前年度潜亏和挂账而减少	89	
年初余额	24			57		（七）因自然灾害等不可抗拒因素减少	90	
本年增加数	25			58		（八）因主辅分离减少	91	
其中：从净利润中提取数	26			59		（九）企业按规定上缴红利	92	
其中：法定盈余公积	27			60		（十）资本（股票）折价	93	
任意盈余公积	28			61		（十一）中央和地方政府确定的其他因素	94	
储备基金	29			62		（十二）经营减值	95	
企业发展基金	30			63		四、年末国有资本及权益总额	96	
法定公益金转入数	31			64		五、年末其他国有资金	97	
本年减少数	32			65		六、年末国有资产总量	98	
其中：弥补亏损	33			66		七、年末合并国有资产总量（计算机自动生成）	99	

资产减值准备及资产损失情况表

编制单位：煤炭工业邯郸设计研究院中兴机械厂　　　　2004年12月31日　　　　金额单位

项目	行次	年初余额	本年增加数	本年转回（减少）数					年末余额	项目	行次	金额	项目	行次
				因资产价值回升转回数	因资产损失核销转销数	因出售资产转出数	其他原因转回（减少）数	合计						
栏次		1	2	3	4	5	6	7	8	—	—	9	—	—
一、资产减值准备合计	1	145,732.00					55,347.00	55,347.00	90,384.40	二、资产损失及挂账合计	22		4、其他挂账	43
（一）坏账准备	2	145,732.00		—			55,347.00	55,347.00	90,384.40	（一）原制度作挂账资产净损失	23		（四）投资亏损挂账（以"+"号填列）	44
其中：应收账款	3	145,732.00		—			55,347.00	55,347.00	90,384.40	1、流动资产净损失	24		（五）已确认未核销的资产损失挂账	45
其他应收款	4			—						其中：坏账损失	25		三、当年处理以前年度损失和挂账	46
（二）短期投资跌价准备	5									存货损失	26		其中：在当年损益中消化以前年度损失挂账	47
其中：股票投资	6									短期投资损失	27			48
债券投资	7									2、固定资产净损失	28			49
（三）存货跌价准备	8									其中：固定资产盘亏	29			50
其中：库存商品	9									固定资产毁损、报废	30			51
原材料	10									固定资产减值	31			52
（四）长期投资减值准备	11									3、长期投资损失	32			53
其中：长期股权投资	12									4、无形资产损失	33			54
长期债权投资	13									5、在建工程损失	34			55
（五）固定资产减值准备	14									6、委托贷款损失	35			56
其中：房屋、建筑物	15									（二）执行新制度形成的预计资产损失	36			57
机器设备	16									其中：资产损失已确认的预计损失	37			58
（六）无形资产减值准备	17									（三）潜亏挂账	38			59
其中：专利权	18									1、经营亏损挂账	39			60
商标权	19									2、[illegible]的潜亏挂账	40			61
（七）在建工程减值准备	20									其中：[illegible]	41			62
（八）委托贷款减值准备	21									3、[illegible]的潜亏挂账	42			63

现金流量表

企财0…

编制单位：煤炭工业邯郸设计研究院中兴机械厂　　2004年度　　金额单位：

项　目	行次	金额	项　目	行次	金额	项　目	行次	金额
一、经营活动产生的现金流量：	1	—	投资活动产生的现金流量净额	24	-35,355.00	预提费用增加（减：减少）	47	
销售商品、提供劳务收到的现金	2	1,628,467.48	三、筹资活动产生的现金流量：	25	—	处置固定资产、无形资产和其他长期资产的损失（减：收益）	48	
收到的税费返还	3		吸收投资所收到的现金	26		固定资产报废损失	49	
收到的其他与经营活动有关的现金	4		借款所收到的现金	27		财务费用	50	
现金流入小计	5	1,628,467.48	收到的其他与筹资活动有关的现金	28		投资损失（减：收益）	51	
购买商品、接受劳务支付的现金	6	1,202,836.72	现金流入小计	29		递延税款贷项（减：借项）	52	
支付给职工以及为职工支付的现金	7	105,932.90	偿还债务所支付的现金	30		存货的减少（减：增加）	53	-161,…
支付的各项税费	8	244,043.11	分配股利、利润或偿付利息所支付的现金	31		经营性应收项目的减少（减：增加）	54	-160,…
支付的其他与经营活动有关的现金	9	16,728.81	支付的其他与筹资活动有关的现金	32		经营性应付项目的增加（减：减少）	55	332,…
现金流出小计	10	1,569,541.54	现金流出小计	33		其他	56	
经营活动产生的现金流量净额	11	58,925.94	筹资活动产生的现金流量净额	34		经营活动产生的现金流量净额	57	58,…
二、投资活动产生的现金流量：	12	—	四、汇率变动对现金的影响	35		二、不涉及现金收支的投资和筹资活动：	58	—
收回投资所收到的现金	13		五、现金及现金等价物净增加额	36	23,570.94	债务转为资本	59	
其中：出售子公司所收到的现金	14		补充资料：	37	—	一年内到期的可转换公司债券	60	
取得投资收益所收到的现金	15		一、将净利润调节为经营活动现金流量：	38	—	融资租入固定资产	61	
处置固定资产、无形资产和其他长期资产所收回的现金净额	16		净利润	39	47,918.07	其他	62	
收到的其他与投资活动有关的现金	17		加：＊少数股东损益	40		三、现金及现金等价物净增加情况：	63	—
现金流入小计	18		减：＊未确认的投资损失	41		现金的期末余额	64	317,…
购建固定资产、无形资产和其他长期资产所支付的现金	19	35,355.00	加：计提的资产减值准备	42	-55,347.60	减：现金的期初余额	65	294,…
投资所支付的现金	20		固定资产折旧	43	55,481.98	加：现金等价物的期末余额	66	
其中：购买子公司所支付的现金	21		无形资产摊销	44		减：现金等价物的期初余额	67	
支付的其他与投资活动有关的现金	22		长期待摊费用摊销	45		现金及现金等价物净增加额	68	23,…
现金流出小计	23	35,355.00	待摊费用减少（减：增加）	46			69	

注：表中带＊项目为合并会计报表专用。

利润及利润分配表

企财

编制单位：煤炭工业邯郸设计研究院中兴机械厂　　　　2004年度　　　　金额单位：

项　　目	行次	上年实际数	本年实际数	项　　目	行次	上年实际数	本年实
一、主营业务收入	1	1,131,815.39	1,141,111.08	罚款支出	38		
其中：出口产品（商品）销售收入	2			捐赠支出	39		
进口产品（商品）销售收入	3			（二）其他支出	40		
减：折扣与折让	4			其中：结转的含量工资包干结余	41		
二、主营业务收入净额	5	1,131,815.39	1,141,111.08	五、利润总额（亏损总额以"—"号填列）	42	-86,872.30	84
减：（一）主营业务成本	6	1,092,948.69	1,072,153.80	减：所得税	43	1,693.31	36
其中：出口产品（商品）销售成本	7			* 少数股东损益	44		
（二）主营业务税金及附加	8	7,517.00	3,251.01	加：* 未确认的投资损失	45		
（三）经营费用	9			六、净利润（净亏损以"—"号填列）	46	-88,565.61	47
（四）其他	10			加：（一）年初未分配利润	47	-411,936.88	-500
加：（一）递延收益	11			（二）盈余公积补亏	48		
（二）代购代销收入	12			（三）其他调整因素	49		
（三）其他	13			七、可供分配的利润	50	-500,502.49	-452
三、主营业务利润（亏损以"—"号填列）	14	31,349.70	65,706.27	减：（一）提取法定盈余公积	51		
加：其他业务利润（亏损以"—"号填列）	15			（二）提取法定公益金	52		
减：（一）营业费用	16			（三）提取职工奖励及福利基金	53		
（二）管理费用	17	119,044.83	-18,224.58	（四）提取储备基金	54		
（三）财务费用	18	-822.83	-261.86	（五）提取企业发展基金	55		
其中：利息支出	19			（六）利润归还投资	56		
利息收入	20	822.83	850.36	（七）补充流动资本	57		
汇兑净损失（汇兑净收益以"-"号填列）	21			（八）单项留用的利润	58		
（四）其他	22			（九）其他	59		
四、营业利润（亏损以"—"号填列）	23	-86,872.30	84,192.71	八、可供投资者分配的利润	60	-500,502.49	-452
加：（一）投资收益（损失以"—"号填列）	24			减：（一）应付优先股股利	61		
（二）期货收益	25			（二）提取任意盈余公积	62		
（三）补贴收入	26			（三）应付普通股股利(应付利润)	63		
其中：补贴前亏损的企业补贴收入	27			（四）转作资本（股本）的普通股股利	64		
（四）营业外收入	28			（五）其他	65		
其中：处置固定资产净收益	29			九、未分配利润	66	-500,502.49	-452
非货币性交易收益	30			其中：应由以后年度税前利润弥补的亏损（以"+"号填列）	67		
出售无形资产收益	31			补充资料：	68	—	—
罚款净收入	32			一、出售、处置部门或被投资单位所得收益	69		
（五）其他	33			二、自然灾害发生的损失	70		
其中：用以前年度含量工资结余弥补利润	34			三、会计政策变更增加（或减少）利润总额	71		
减：（一）营业外支出	35			四、会计估计变更增加（或减少）利润总额	72		
其中：处置固定资产净损失	36			五、债务重组损失	73		
出售无形资产损失	37			六、其他非经常性损益	74		

注：表中带*项目为合并会计报表专用。

资产负债表

企财01

编制单位：煤炭工业邯郸设计研究院中兴机械厂　　　　2004年12月31日　　　　金额单位：

项　目	行次	年初数	年末数	项　目	行次	年初数	年末数
货币资金	1	294,067.45	317,638.39	短期借款	47		
短期投资	2			应付票据	48		
应收票据	3			应付账款	49	224,968.00	186,82
应收股利	4			预收账款	50	134,500.00	447,00
应收利息	5			应付工资	51	241,895.20	219,15
应收账款	6	959,720.00	930,599.60	应付福利费	52	14,900.29	23,16
其他应收款	7	38,916.80	31,972.00	应付股利（应付利润）	53		
预付账款	8	31,850.00	172,710.00	应付利息	54		
期货保证金	9			应交税金	55	23,867.53	48,01
应收补贴款	10			其他应交款	56	907.89	51
应收出口退税	11			其他应付款	57	881,230.37	841,63
存货	12		161,548.73	预提费用	58	21,170.16	
其中：原材料	13		161,548.73	预计负债	59		
库存商品（产成品）	14			递延收益	60		
待摊费用	15			一年内到期的长期负债	61		
待处理流动资产净损失	16			其他流动负债	62		
一年内到期的长期债权投资	17			流动负债合计	63	1,543,439.44	1,765,30
其他流动资产	18			长期借款	64		
流动资产合计	19	1,324,554.25	1,614,468.72	应付债券	65		
长期投资	20			长期应付款	66		
其中：长期股权投资	21			专项应付款	67		
长期债权投资	22			其他长期负债	68		
*合并价差	23			其中：特准储备基金	69		
长期投资合计	24			长期负债合计	70		
固定资产原价	25	489,580.00	524,935.00	递延税款贷项	71		
减：累计折旧	26	318,397.30	373,878.88	负债合计	72	1,543,439.44	1,765,30
固定资产净值	27	171,182.70	151,056.12	*少数股东权益	73		
减：固定资产减值准备	28			实收资本（股本）	74	452,800.00	452,80
固定资产净额	29	171,182.70	151,056.12	国家资本	75		
工程物资	30			集体资本	76		
在建工程	31			法人资本	77	452,800.00	452,80
固定资产清理	32			其中：国有法人资本	78	452,800.00	452,80
待处理固定资产净损失	33			集体法人资本	79		
固定资产合计	34	171,182.70	151,056.12	个人资本	80		
无形资产	35			外商资本	81		
其中：土地使用权	36			资本公积	82		
长期待摊费用（递延资产）	37			盈余公积	83		
其中：固定资产修理	38			其中：法定公益金	84		
固定资产改良支出	39			*未确认的投资损失（以"-"号填列）	85		
其他长期资产	40			未分配利润	86	-500,502.49	-452,58
其中：特准储备物资	41			其中：现金股利	87		
无形资产及其他资产合计	42			外币报表折算差额	88		
递延税款借项	43			所有者权益小计	89	-47,702.49	21
	44			减：未处理资产损失	90		
	45			所有者权益合计（剔除未处理资产损失后的金额）	91	-47,702.49	21
资产总计	46	1,495,736.95	1,765,524.84	负债和所有者权益总计	92	1,495,736.95	1,765,52

山 西 天 元 会 计 师 事 务 所
SHANXI TIANYUAN CERTIFIED PUBLIC ACCOUNTAS
地址：水西门街 67 号山西省国税大楼 21 层　　邮编：030002
电话：2387595　2387601　　Add : No. 67 shuiximen St. Taiyuan China

审 计 报 告

晋天元审[2005]0209 号

煤炭工业邯郸设计研究院中兴机械厂董事会：

我们审计了后附的煤炭工业邯郸设计研究院中兴机械厂 2004 年 12 月 31 日的资产负债表以及 2004 年度的利润及利润分配表和现金流量表。这些会计报表的编制是煤炭工业邯郸设计研究院中兴机械厂管理当局的责任，我们的责任是在实施审计工作的基础上对这些会计报表发表意见。

我们按照中国注册会计师独立审计准则计划和实施审计工作，以合理确信会计报表是否不存在重大错报。审计工作包括在抽查的基础上检查支持会计报表金额和披露的证据，评价管理当局在编制会计报表时采用的会计政策和做出的重大会计估计，以及评价会计报表的整体反映。我们相信，我们的审计工作为发表意见提供了合理的基础。

我们认为，上述会计报表符合国家颁布的企业会计准则和《企业会计制度》的规定，在所有重大方面公允反映了煤炭工业邯郸设计研究院中兴机械厂 2004 年 12 月 31 日的财务状况以及 2004 年度的经营成果和现金流量。



山西天元会计师事务所(有限公司)

中国·太原

中国注册会计师：李喜民 编号：140100010021

中国注册会计师：刘燕登 编号：140100450035

二零零五年一月十六日


CPA

山西天元会计师事务所

报告书

REPORT

Horwath

企业法人营业执照

（副　本）

注册号 1100002443591（1—1）

名　　称 北京中天恒会计师事务所有限责任公司

住　　所 北京市海淀区中关村南大街11号光大国信大厦2115-2117室

法定代表人 高雅青

注册资本 200万元

企业类型 有限责任公司



北京中天恒会计师事务所有限责任公司

经营范围 审计企业会计报表，出具审计报告；验证企业注册资本（金），出具验资报告；办理企业合并、分立、清算事项中的审计业务，出具有关的报告；法律、行政法规规定的其他审计业务；基本建设施工预决（结）算审计验证；会计业务咨询服务；销售与会计业务相关的账册、文表、用具；从事资产评估业务；建筑工程造价咨询；工程招标代理；法律、法规禁止的，不得经营；应经审批的，未获审批前不得经营；法律、法规未规定审批的，企业自主选择经营项目，开展经营活动。（法律、法规规定需要专项审批的，取得审批前，不得开展经营活动）＊＊＊

营业期限 自1999年08月25日至 2039年08月24日

成立日期 1995年10月11日

说　　明

1.《企业法人营业执照》[illegible]企业取得企业法人资格和合法经营的凭证。

2.《企业法人营业执照》[illegible]正本和副本，正本和副本具有同等法律效力。营业执照正本应放在[illegible]法人住所醒目的位置。企业法人可根据业务需要，向登记机关申请[illegible]若干副本。

3.营业执照不得伪造、[illegible]、出租、出借、转让。除登记机关外，其他任何单位和个人均不得扣留、收缴和吊销。

4.企业法人应在核准[illegible]的经营范围内从事经营活动。

5.企业法人登记注册[illegible]发生变化时，应向原登记机关申请变更登记。

6.每年一月一日至四月[illegible]十日，登记机关对企业法人进行年度检验。

7.企业注销登记时，应[illegible]营业执照正、副本。营业执照被登记机关吊销后即自行失效。

企业法人年检情况

登记机关

2003年 月 30 日

10. 主营业务收入

项　　目	2003 年度	2002 年度
销售商品的收入	1,131,815.39	1,569,619.72
合　　计	1,131,815.39	1,569,619.72

11. 主营业务成本

项　　目	2003 年度	2002 年度
成　　本	1,092,266.63	1,534,165.39
合　　计	1,092,266.63	1,534,165.39

12. 财务费用

项　　目	2003 年度	2002 年度
利息支出		
减：利息收入	822.83	670.17
银行手续费		
合计	-822.83	-670.17

13. 所得税

本年度的利润总额为 2,201.76 元，交纳企业所得税 1,693.31 元。

煤炭工业邯郸设计研究院中兴机械厂

2003. 12. 31

5. 其他未交款

项　　目	2002年12月31日	2003年12月31日
教育费附加	291.84	677.41
地方教育附加		230.48
合　　计	291.84	907.89

6. 其他应付款

本厂其他应付款期初数为501,017.03元，期末数为881,230.37元。其中向设计院借款及欠垫付费用款320,040.00元，洛阳津华输送机械有限公司266,000.00元。

7. 预提费用

类别	2003年12月31日	2002年12月31日
统筹基金	21,170.16	21,170.16
合计	21,170.16	21,170.16

8. 实收资本

投资者	2002年12月31日	本期增加	本期减少	2003年12月31日
煤炭工业部郸设计研究院	452,800.00	0.00	0.00	452,800.00
合　　计	452,800.00	0.00	0.00	452,800.00

9. 未分配利润:

本年度本公司该项余额数为: -406,836.68元

未分配利润	金　　额
2002.12.31	-407,345.13
本期增加	508.45
①本年净利润	508.45
本期减少	
②提取法定盈余公积	
③提取公益金	
④提取任意盈余公积	
⑤分配利润	
2003.12.31	-406,836.68

银行存款	293,806.07	12,904.04
其他货币资金		
合　　计	294,067.45	13,822.76

2. 应收账款：

账龄	2003 年 12 月 31 日			2002 年 12 月 31 日		
	金额	比例(%)	坏账准备	金额	比例(%)	坏账准备
1 年以内	445,724.00	40.32%		380,000.00	30.59%	
1—2 年				862,268.60	69.41%	
2—3 年	659,728.00	59.68%				
3 年以上						
合计	1,105,452.00	100%		1,242,268.60	100%	

主要债务人(除关联方)及欠款原因如下：

序号	债务人名称	金额	备　注
1	天津港	630,000.00	设备款
2	唐山矿山设备厂	96,224.00	设备款
3	开滦集团物资分公司	126,000.00	设备款

3. 预付账款

本厂预付账款期末数为 31,850.00 元。分别为包装机械厂 37,710.00 元，湖州电动滚筒有限公司-5,860.00 元。

4. 应交税金

税项	2002 年 12 月 31 日	2003 年 12 月 31 日
增值税	8,739.31	23,047.87
营业税	-1,280.00	-1,280.00
城建税	-309.07	406.36
企业所得税	-0.01	1,693.30
合计	7,150.23	23,867.53

地方附加	按应缴流转税额的 1%计缴
教育费附加	按应缴流转税额的 3.5%计缴
企业所得税	利润总额在 3 万元以下的按 18%计缴，利润总额在 3-10 万元之间的按 27%计缴；利润总额在 10 万元以上的按 33%计缴.

①增值税

本公司适用增值税，其中：内销产品销项税率为 17%。

本公司购买原材料等支付的增值税进项税额可以抵扣销项税。其中：为出口产品而支付的进项税可以申请退税。

本公司的增值税应纳税额为当期销项抵减当期进项税后的余额。

②城市维护建设税和教育费附加

本公司按照应交增值税和营业税的 7%计算缴纳城市维护建设税；按照应交增值税和营业税的 3.5%缴纳教育费附加。

③所得税

本公司采用应付税款法。收入总额减除成本、费用以及损失后的余额为应纳税所得额。本公司企业及地方所得税是按照本年度应纳税所得额依税率 18%计算。

本公司本年度由公司自己申报纳税。

本公司本年度无税收优惠。

④个人所得税

本公司职工的个人所得税由个人承担，公司代扣代缴。

七 职工福利及社会保险

据国家及邯郸市劳动管理规定，本公司按职工工资总额的一定比例计提职工福利费和职工教育经费等。该等基金余额作为应付福利费或其他应付款反映在资产负债表上，计提比例如下：

职工福利费	14%
职工教育经费	1.5%
工会经费	2%

八 会计报表主要项目注释（金额单位：元）

1. 货币资金

项　　目	2003 年 12 月 31 日	2002 年 12 月 31 日
现　　金	261.68	918.72

(1)固定资产标准：使用年限超过1年的房屋、建筑物、机器设备、运输工具及其它与生产经营有关的工具、器具、仪器等。不属于生产经营主要设备的物品，单位价值在2,000元以上，并且使用年限超过2年以上的，也列作固定资产。

(2)固定资产分类：房屋建筑物、机械设备、运输设备、其它。

(3)固定资产按实际成本计价或评估确认后的金额计价。

(4)固定资产折旧采用直线法。

固定资产的预计经济使用年限、预计净残值率和折旧率如下：

固定资产类别	预计使用年限	残值率	年折旧率(%)
运输设备	12-15年	0	6.66-8.33
其他设备	5-8 年	0	12.5-20

8. 收入确认原则

本公司于产品已经发出，劳务已经提供，同时收讫价款或者取得收取价款的凭据时，确认销售收入的实现。

9. 利润分配

本公司按《公司法》及其他有关规定进行利润分配，缴纳所得税后的利润，除国家另有规定者外，按照下列顺序分配：

①被没收的财物损失，支付各项税收的滞纳金和罚款。

②弥补企业以前年度亏损。

③提取法定盈余公积金。法定盈余公积金按照税后利润扣除前两项后的10%提取，盈余公积金已达注册资金50%时可不再提取。

④提取公益金。公益金按照税后利润扣除①②项后的5%提取。

⑤向投资者分配利润。公司以前年度未分配的利润，可以并入本年度向投资者分配。

四　合并会计报表的编制方法：

本公司本年度没有实际控制生产、经营的被投资单位。

五　重要会计政策、会计估计变更、重大会计差错更正的说明

本公司本会计年度无此项应说明的问题。

六　主要税项

税　项	适　用　税　率
增值税	按一般纳税人缴纳
城建税	按应缴流转税额的7%计缴

煤炭工业邯郸设计研究院中兴机械厂

会计报表附注

2003 年度

一 公司的基本情况

煤炭工业邯郸设计研究院中兴机械厂（以下简称本厂），经煤炭工业邯郸设计研究院批准，由煤炭工业邯郸设计研究院出资组建，1996 年 01 月 13 日在邯郸市工商行政管理局登记注册。

注册资本：50 万元

住　　所：河北省邯郸市复兴区林村西

营业执照注册号码：　13040014000541/1

法定代表人：郭金山

本厂经营范围：主营矿山小型机械，兼营矿山机械技术咨询服务

二 不符合会计核算前提的说明　　无

三 重要会计政策和会计估计的说明

1．会计制度

本公司执行财政部颁发的《勘察设计企业会计制度》。

2．会计年度

本公司自每年公历 1 月 1 日起至 12 月 31 日止为一个会计年度。

3．记账基础和计价原则

本公司采用借贷记账法，以权责发生制为记账基础，以历史成本作为计价原则。

4．记账本位币

本公司以人民币作为记账本位币。

5．应收款项坏账准备核算方法

采用直接转销法核算，发生的坏账损失，据实计入当期费用。

6．存货

存货主要为一些办公用品和外购材料等；存货取得按实际成本计价；发出（销售或领用）时按个别计价法确定其成本。

7．固定资产及折旧

现金流量表

编制单位：煤炭部邯郸设计研究院中兴机械厂　　　　2003年度　　　　会年
金额单位

项　目	行次	金额	项　目	行次	金额	项　目	行次	金额
一、经营活动产生的现金流量：	1	—	投资活动产生的现金流量净额	24	-11,580.00	预提费用增加（减：减少）	47	
销售商品、提供劳务收到的现金	2	1,315,740.60	三、筹资活动产生的现金流量：	25	—	处置固定资产、无形资产和其他长期资产的损失（减：收益）	48	
收到的税费返还	3		吸收投资所收到的现金	26		固定资产报废损失	49	
收到的其他与经营活动有关的现金	4		借款所收到的现金	27		财务费用	50	
现金流入小计	5	1,315,740.60	收到的其他与筹资活动有关的现金	28		投资损失（减：收益）	51	
购买商品、接受劳务支付的现金	6	926,870.79	现金流入小计	29		递延税款贷项（减：借项）	52	
支付给职工以及为职工支付的现金	7	52,805.00	偿还债务所支付的现金	30		存货的减少（减：增加）	53	60
支付的各项税费	8	7,087.52	分配股利、利润或偿付利息所支付的现金	31		经营性应收项目的减少（减：增加）	54	103
支付的其他与经营活动有关的现金	9	37,152.60	支付的其他与筹资活动有关的现金	32		经营性应付项目的增加（减：减少）	55	51
现金流出小计	10	1,023,915.91	现金流出小计	33		其他	56	
经营活动产生的现金流量净额	11	291,824.69	筹资活动产生的现金流量净额	34		经营活动产生的现金流量净额	57	291,
二、投资活动产生的现金流量：	12	—	四、汇率变动对现金的影响	35		2、不涉及现金收支的投资和筹资活动：	58	—
收回投资所收到的现金	13		五、现金及现金等价物净增加额	36	280,244.69	债务转为资本	59	
其中：出售子公司所收到的现金	14		补充资料：	37	—	一年内到期的可转换公司债券	60	
取得投资收益所收到的现金	15		1、将净利润调节为经营活动现金流量：	38	—	融资租入固定资产	61	
处置固定资产、无形资产和其他长期资产所收回的现金净额	16		净利润	39	508.45	其他	62	
收到的其他与投资活动有关的现金	17		加：*少数股东损益	40		3、现金及现金等价物净增加情况：	63	—
现金流入小计	18		减：*未确认投资损失	41		现金的期末余额	64	204
购建固定资产、无形资产和其他长期资产所支付的现金	19	11,580.00	加：计提的资产减值准备	42		减：现金的期初余额	65	13
投资所支付的现金	20		固定资产折旧	43	47,831.30	加：现金等价物的期末余额	66	
其中：购买子公司所支付的现金	21		无形资产摊销	44		减：现金等价物的期初余额	67	
支付的其他与投资活动有关的现金	22		长期待摊费用摊销	45		现金及现金等价物净增加额	68	280,
现金流出小计	23	11,580.00	待摊费用减少（减：增加）	46			69	

利润及利润分配表

编制单位：煤炭部邯郸设计研究院中兴机械厂　　2003年度　　企财02表　金额单位：元

项目	行次	上年实际数	本年实际数	项目	行次	上年实际数	本年实际数
一、主营业务收入	1	1,669,619.72	1,131,815.39	其中：处置固定资产净损失	33		
其中：出口产品（商品）销售收入	2			债务重组损失	34		
进口产品（商品）销售收入	3			罚款支出	35		
减：折扣与折让	4			捐赠支出	36		
二、主营业务收入净额	5	1,669,619.72	1,131,815.39	（二）其他支出	37		
减：（一）主营业务成本	6	1,534,165.39	1,092,266.63	其中：结转的含量工资包干结余	38		
其中：出口产品（商品）销售成本	7			五、利润总额（亏损总额以"－"号填列）	39	-1,534.10	2,201.76
（二）主营业务税金及附加	8	10,548.02	7,517.00	减：所得税	40		1,693.31
（三）经营费用	9			＊少数股东损益	41		
（四）其他	10			加：＊未确认的投资损失（以"＋"号填列）	42		
加：（一）递延收益	11			六、净利润（净亏损以"－"号填列）	43	-1,534.10	508.45
（二）代购代销收入	12			加：（一）年初未分配利润	44	-405,623.11	-407,345.13
（三）其他	13			（二）盈余公积补亏	45		
三、主营业务利润（亏损以"－"号填列）	14	24,906.31	32,031.76	（三）其他调整因素	46	-187.92	
加：其他业务利润（亏损以"－"号填列）	15			七、可供分配的利润	47	-407,345.13	-406,836.68
减：（一）营业费用	16			减：（一）提取法定盈余公积	48		
（二）管理费用	17	27,110.58	30,652.83	（二）提取法定公益金	49		
（三）财务费用	18	-670.17	-822.83	（三）提取职工奖励及福利基金	50		
（四）其他	19			（四）提取储备基金	51		
四、营业利润（亏损以"－"号填列）	20	-1,534.10	2,201.76	（五）提取企业发展基金	52		
加：（一）投资收益（损失以"－"号填列）	21			（六）利润归还投资	53		
（二）期货收益	22			（七）补充流动资本	54		
（三）补贴收入	23			（八）单项留用的利润	55		
其中：补贴前亏损企业补贴收入	24			（九）其他	56		
（四）营业外收入	25			八、可供投资者分配的利润	57	-407,345.13	-406,836.68
其中：处置固定资产净收益	26			减：（一）应付优先股股利	58		
非货币性交易收益	27			（二）提取任意盈余公积	59		
出售无形资产收益	28			（三）应付普通股股利（应付利润）	60		
罚款净收入	29			（四）转作资本（股本）的普通股股利	61		
（五）其他	30			（五）其他	62		
其中：用以前年度含量工资结余弥补利润	31			九、未分配利润	63	-407,345.13	-406,836.68
减：（一）营业外支出	32			其中：应由以后年度税前利润弥补的亏损（以"＋"号填列）	64		

注：表中带＊科目为合并会计报表专用。

资产负债表

编制单位：煤炭部邯郸设计研究院中兴机械厂

2003年12月31日

企财01表

金额单位：元

项目	行次	年初数	年末数	项目	行次	年初数	年末数
货币资金	1	13,822.76	294,057.45	短期借款	45		
短期投资	2			应付票据	46		
应收票据	3			应付账款	47	468,068.00	324,968.00
应收股利	4			预收账款	48	279,800.00	134,500.00
应收利息	5			应付工资	49	189,855.20	241,895.20
应收账款	6	1,242,268.60	1,105,452.00	应付福利费	50	24,865.29	14,900.29
其他应收款	7	123,768.00	38,916.80	应付利润（股利）	51		
预付账款	8	-86,816.00	31,850.00	应付利息	52		
期货保证金	9			应交税金	53	7,150.23	23,887.53
应收补贴款	10			其他应交款	54	291.84	807.89
应收出口退税	11			其他应付款	55	501,017.03	881,230.37
存货	12	89,261.56		预提费用	56	21,170.16	21,170.16
其中：原材料	13			预计负债	57		
产成品（库存商品）	14			递延收益	58		
待摊费用	15			一年内到期的长期负债	59		
待处理流动资产净损失	16			其他流动负债	60		
一年内到期的长期债权投资	17			流动负债合计	61	1,492,217.73	1,543,439.44
其他流动资产	18			长期借款	62		
流动资产合计	19	1,382,304.91	1,470,286.25	应付债券	63		
长期投资	20			长期应付款	64		
其中：长期股权投资	21			专项应付款	65		
长期债权投资	22			其他长期负债	66		
*合并价差	23			其中：特准储备资金	67		
长期投资合计	24			长期负债合计	68		
固定资产原价	25	478,000.00	489,580.00	递延税款贷项	69		
减：累计折旧	26	322,632.29	370,463.49	负债合计	70	1,492,217.73	1,543,439.44
固定资产净值	27	155,367.71	119,116.51	*少数股东权益	71		
减：固定资产减值准备	28			实收资本（股本）	72	452,800.00	452,800.00
固定资产净额	29	155,367.71	119,116.51	国家资本	73		
工程物资	30			集体资本	74		
在建工程	31			法人资本	75	452,800.00	452,800.00
固定资产清理	32			其中：国有法人资本	76	452,800.00	452,800.00
待处理固定资产净损失	33			集体法人资本	77		
固定资产合计	34	155,367.71	119,116.51	个人资本	78		
无形资产	35			外商资本	79		
其中：土地使用权	36			资本公积	80		
递延资产（长期待摊费用）	37			盈余公积	81		
其中：固定资产修理	38			其中：法定公益金	82		
固定资产改良支出	39			*未确认的投资损失（以"-"号填列）	83		
其他长期资产	40			未分配利润	84	-407,345.13	-406,836.68
其中：特准储备物资	41			外币报表折算差额	85		
无形及其他资产合计	42			所有者权益合计	86	45,454.87	45,063.32
递延税款借项	43				87		
资产总计	44	1,537,672.62	1,589,402.76	负债和所有者权益总计	88	1,537,672.62	1,589,402.76

注：表中带*科目为合并会计报表专用。

审 计 报 告

中天恒审字[2004]1123-7号

煤炭工业邯郸设计研究院中兴机械厂:

我们审计了后附的煤炭工业邯郸设计研究院中兴机械厂(以下简称贵厂)2003年12月31日的资产负债表以及2003年度的利润表及利润分配表和现金流量表。这些会计报表的编制是贵厂管理当局的责任,我们的责任是在实施审计工作的基础上对这些会计报表发表意见。

我们按照中国注册会计师独立审计准则计划和实施审计工作,以合理确信会计报表是否不存在重大错报。审计工作包括在抽查的基础上检查支持会计报表金额和披露的证据,评价管理当局在编制会计报表时采用的会计政策和作出的重大会计估计,以及评价会计报表的整体反映。我们相信,我们的审计工作为发表意见提供了合理的基础。

我们认为,上述会计报表符合国家颁布的企业会计准则和《勘察设计企业会计制度》的规定,在所有重大方面公允反映了贵厂2003年12月31日的财务状况以及2003年度的经营成果和现金流量。

附表:

一、资产负债表

二、利润表及利润分配表

三、现金流量表

四、会计报表附注

北京中天恒会计师事务所有限责任公司
地址:北京市海淀区中关村南大街11号
光大国信大厦2115室

电话:(010)68486952
邮编:100081

中国注册会计师: 高雅青

中国注册会计师: 高跃

2004年3月5日

5.7.1.1.56

审 计 报 告

煤炭工业邯郸设计研究院

中兴机械厂

目 录

一、审计报告

二、附送

1、资产负债表

2、利润及利润分配表

3、现金流量表

4、会计报表附注

北京中天恒会计师事务所有限责任公司

地址：北京中关村南大街11号 邮编：100081

光大国信大厦2115室

电话：（010）6848 6952 传真：（010）6848 6952

公司名称	与本公司关系
邯郸市奇斌工程设计咨询有限公司	同一母公司
煤炭工业邯郸设计研究院中兴机械厂	同一母公司
邯郸市国宁工程设计咨询有限公司	同一母公司
煤炭工业邯郸设计研究院信华技术开发公司	同一母公司
邯郸煤炭设计研究院岩土工程技术开发公司	同一母公司
邯郸市兴亚实业有限公司	同一母公司
邯郸市中远工程质量检测有限公司	同一母公司

（三）关联方往来余额

关联方	账户	性质	2004.12.31	占该科目比例	2003.12.31	占该科目比例
设计院	其他应付款	借款	923,657.80	87.62%	1,886,857.80	99.95%

八、或有事项及承诺事项

本公司无需披露的或有事项

九、资产负债表日后事项

本公司无需披露的资产负债表期后事项

十、其他重要事项

本公司无需披露的其他重要事项

手续费支出	200.00	16,688.00
其他支出	1,030.90	
合　计	-7,104.43	9,104.16

17. 营业外支出

项　目	2003 年度	2004 年度
固定资产盘亏		
处置固定资产净损失		
债务重组损失		
罚款支出		
捐赠支出		
非常损失		
其他		4,920.00
合　计		

七、关联方关系及交易

（一）关联方概况

1、与本公司存在控制关系的关联方

企业名称	注册地址	主营业务	与本企业关系	经济性质	法定代表人
煤炭工业邯郸设计研究院	邯郸滏西大街 114 号	建筑设计、煤炭行业设计	母公司	全有所有制	朱杰利

（1）存在控制关系的关联方的注册资本及其变化

企业名称	2003.12.31	本年增加	本年减少	2004.12.31
煤炭工业邯郸设计研究院	2441 万元			2441 万元

（2）存在控制关系的关联方所持股份或权益及其变化

企业名称	2003.12.31		本年增加		本年减少		2004.12.31	
	金额	%	金额	%	金额	%	金额	%
煤炭工业邯郸设计研究院	100 万元	100					100 万元	100

2、不存在控制关系的关联方关系的性质

项目	金额
上年年末余额	-148,460.68
加：年初未分配利润调整数	-272,801.83
其中：执行《企业会计制度》追溯调整	-98,301.83
重大会计差错	
其他调整因素	-174,500.00
本年年初余额	-421,262.51
本年增加数	249,014.04
其中：本年净利润转入	249,014.04
其他增加	
本年减少数	
其中：本年提取盈余公积数	
本年分配现金股利数	
本年分配股票股利数	
其他减少	
本年年末余额	-172,248.47
其中：董事会已批准的现金股利数	

14．主营业务收入与成本

项目	主营业务收入		主营业务成本	
	2003 年度	2004 年度	2003 年度	2004 年度
监理收入	5,677,831.00	8,299,334.00	4,671,346.96	7,043,069.61
小计	5,677,831.00	8,299,334.00	4,671,346.96	7,043,069.61
公司内业务分部间抵销				
合计	5,677,831.00	8,299,334.00	4,671,346.96	7,043,069.61

15．主营业务税金及附加

项目	计缴基数	计缴比例%	本年数	上年数
营业税	主营业务收入	5	414,966.70	274,597.75
城市维护建设税	营业税	7	29,047.69	19,222.41
教育费附加	营业税	3	12,448.98	9,641.83
地方税附加	营业税	1	4;149.67	9,840.55
合计			460,613.04	313,302.54

16．财务费用

项目	2003 年度	2004 年度
利息支出		
减：利息收入	8,374.44	7,583.84
汇兑损失		
减：汇兑收益		

2—3 年				
3 年以上				
合　计	1,904,080.80	100	1,054,130.30	100

主要债权人(除关联方)及欠款原因如下：

序号	债权人名称	金额	发生时间	原因
1	院财务部	923,657.80		
2	应付未付职工款	130,472.50		
	合计	1,054,130.30		

关联企业往来余额在附注十一披露

11．实收资本

(1)项目

投资者名称	年初数		本期增加额	本期减少额	年末数	
	金额	比例%			金额	比例
邯郸设计院	26,750.00	100			26,750.00	100
合　　计	26,750.00	100			26,750.00	100

(2)国有资本

投资者名称	年初数		本期增加	本期减少	年末数	
	金额	比例			金额	比例
①国家资本						
②国有法人资本	26,750.00	100			26,750.00	100
合　　计	26,750.00	100			26,750.00	100

12．盈余公积

（1）项目

项　　目	年初数	本期增加	本期减少	年末数
法定盈余公积	1,024.00			1,024.00
公益金				
任意盈余公积				
其他				
合　　计	1,024.00			1,024.00

13．未分配利润

1	天津市地下铁道总公司	1,958,000.00		
2	深圳市地铁有限公司	1,751,400.00		
3	广州地铁有限公司	800,286.00		
……	山西晋城赵庄矿区	280,000.00		
	大千房产	120,000.00		
10	其他	581,072.66		

6．应付工资

应付工资年末余额 58,884.00 元。公司本年实际计提数为 1,574,444.00 元，实际发放数为 1,967,144.00 元。

7．应付福利费

应付福利费年末余额 268,072.17 元。

本公司应付福利费来源为按实际发放工资总额的 14%计提。本年实际支出 94,689.10 元。其中主要支出包括：未实行统筹的职工医药费 61,057.20；慰问费 1200 元节日活动费 26,116.00 元；其他职工福利支出 6,315.90 元等。

8．应交税金

税项	年初数	本年应交	本年已交	年末数
增值税				
营业税	62,633.80	414,966.70	433,187.90	44,412.60
城市建设维护税	7,973.76	29,047.69	30,273.17	6,748.28
个人所得税	-1,710.07	5,615.11	3,594.99	310.05
企业所得税	7,029.92	180,444.14	46,645.73	140,828.33
其他	110.00	330.00	330.00	110.00
合计	76,037.41	630,403.64	514,031.79	192,409.26

9．其他应交款

税项	年初数	本年应交	本年已交	年末数
教育费附加	2,952.11	12,448.98	13,972.83	1,428.26
其他	-430.45	5,126.87	4,331.89	364.53
合计	2,521.66	17,575.85	18,304.72	1,792.79

10．其他应付款

帐龄	年初数		年末数	
	金额	比例(%)	金额	比例(%)
1 年以内	884,351.00	100	1,054,130.30	100
1—2 年	1,019,729.80			

合计	1,626,162.46		14,000.00	1,600,010.76		103,000.00

4．固定资产及累计折旧：

（1）固定资产及累计折旧总体情况：

项　　目	年初数	本期增加	本期减少	年末数
原　　值				
土地资产(清产核资估价入帐)				
房屋建筑物				
机器设备	328,550.30	101,538.00		430,088.30
运输设备	958,548.40	530,184.46		1,488,732.86
其他设备	0.00	0.00	0.00	0.00
合　　计	1,287,098.70	631,722.46		1,918,821.16
累计折旧				
房屋建筑物				
机器设备	194,006.47	70,495.62		264,502.09
运输设备	127,307.52	120,583.16		247,890.68
其他设备	0.00	0.00	0.00	0.00
合　　计	321,313.99	191,078.78		512,392.77
净　　值				
土地资产(清产核资估价入帐)				
房屋建筑物				
机器设备	134,543.83			165,586.21
运输设备	831,240.88			1,240,842.18
其他设备	0.00	0.00	0.00	0.00
合　　计	965,784.71			1,406,428.39

5．预收帐款

（1）预收账款账龄情况：

帐　龄	年初数		年末数	
	金额	比例(%)	金额	比例(%)
1年以内	2,525,862.50	100	4,852,758.66	88.38
1—2年			508,000.00	9.25
2—3年			130,000.00	2.37
3年以上				
合　计	2,525,862.50	100%	5,490,758.66	100%

年末预收帐款较上年增加的主要原因是本年收入较上年增加，故预收帐款较上年有所增加。

（2）主要债权人（除关联方）及欠款原因如下：

序号	债权人名称	金额	发生时间	原因

（1）其他应收款龄龄情况：

账龄	年初余额				年末余额			
	金额	比例%	坏账准备计提比例%	坏账准备	金额	比例%	坏账准备计提比例%	坏账准备
3个月-1年（含1年）	1,075,010.76	67.19	0		1,571,162.46	96.62	0	
1-2年（含2年）	200,000.00	12.50	10	20,000.00			10	
2-3年（含3年）	270,000.00	16.87	20	54,000.00	50,000.00	3.07	20	10,000.00
3-5年（含5年）	50,000.00	3.12	50	25,000.00			50	
5年以上	5,000.00	0.32	80	4,000.00	5,000.00	0.31	80	4,000.00
合计	1,600,010.76	100		103,000.00	1,626,162.46	100		14,000.00

（2）主要债务人(除关联方)及欠款原因如下：

序号	债务人名称	金额	发生时间	原因
1	天津市地下铁道总公司履约保证金	500,000.00		
2	苏州轨道交通公司	100,000.00		
3	北京华路杰公司	70,000.00		
4	李春清（备用金）	55,090.75		
5	邰俊凯（备用金）	54,932.95		
6	广州4号线	50,000.00		
7	河北广通九龙矿	50,000.00		
8	康迪公司	50,000.00		
9	倪崇义（备用金）	47,027.37		
10	李晓彤（备用金）	45,131.18		
	合计	872,182.25		

（3）计提坏账准备的情况：

项目	年末数			年初数		
	金额	比例%	坏账准备	金额	比例%	坏账准备
账龄分析法：						
3个月-1年（含1年）	1,571,162.46	0		1,075,010.76	0	
1-2年（含2年）		10		200,000.00	10	20,000.00
2-3年（含3年）	50,000.00	20	10,000.00	270,000.00	20	54,000.00
3-5年（含5年）		50		50,000.00	50	25,000.00
5年以上	5,000.00	80	4,000.00	5,000.00	80	4,000.00
个别认定法：						
内部其他应收款						
外部其他应收款						

账龄	年初余额				年末余额			
	金额	比例%	坏账准备计提比例%	坏账准备	金额	比例%	坏账准备计提比例%	坏账准备
3个月-1年（含1年）	405,789.84	67.54	0		368,500.00	62.09	0	
1-2年（含2年）	80,000.00	13.32	10	8,000.00	30,000.00	5.05	10	3,000.00
2-3年（含3年）			20		100,000.00	16.85	20	20,000.00
3-5年（含5年）	95,000.00	15.81	50	47,500.00			50	
5年以上	20,000.00	3.33	80	16,000.00	95,000.00	16.01	80	76,000.00
合计	600,789.84	100		71,500.00	593,500.00	100		99,000.00

（2）主要债务人(除关联方)及欠款原因如下：

序号	债务人名称	金额	发生时间	原因
1	中咨公司深圳	268,400.00		
2	天河小区	95,000.00		
3	五阳电厂	70,000.00		
4	山西省新元公司	50,000.00		
5	市政污水处理有限公司	50,000.00		
6	岳南煤矿	30,000.00		
7	市检察院	30,000.00		
8	山西金驹煤化	100.00		
	合计	593, 500. 00		

（3）计提坏账准备的情况：

项 目	年末数			年初数		
	金额	比例%	坏账准备	金额	比例%	坏账准备
账龄分析法：						
3个月-1年(含1年)	368,500.00	0		405,789.84	0	
1-2年（含2年）	30,000.00	10	3,000.00	80,000.00	10	8,000.00
2-3年（含3年）	100,000.00	20	20,000.00		20	
3-5年（含5年）		50		95,000.00	50	47,500.00
5年以上	95,000.00	80	76,000.00	20,000.00	80	16,000.00
个别认定法：						
内部应收账款						
外部应收账款						
合计						

3．其他应收款

城市建设维护税和教育费附加：分别按照应交增值税、营业税的7%和3.5%计提。

地方附加：按营业税的1%计提。

所得税：利润总额10万元以下，税率27%；利润总额10万元以上，税率33%。

其他税项：按税法规定计算缴纳。

五、职工福利及社会保险

据国家及西安市劳动管理部门规定，本公司按职工工资总额的一定比例计提职工福利费和社会保险基金等。该等基金余额作为应付福利费或其他应付款反映在资产负债表上，计提比例如下：

项目	比例
职工福利费	14%
职工教育经费	1.5%
工会经费	2%
养老保险基金	20%
失业保险	2.5%

六、会计报表重要项目的注释

1．货币资金　　单位：元

项目	年初余额			年末余额		
	原币金额	折算汇率	折合人民币	原币金额	折算汇率	折合人民币
现金						
其中：人民币			837.94			195.53
美元						
银行存款						
其中：人民币			1,704,231.97			3,408,286.33
美元						
其他货币资金			11,825.01			
合计			1,716,894.92			3,408,481.86

2．应收帐款

（1）应收账款账龄情况如下：

运输设备	12—15年	8.08—6.47	5—10年	19.40%—9.70%
其他设备	10—15年	9.70—6.47	5—15年	19.40%—6.47%

公司上述会计政策变更，已采用追溯调整法，累积影响数为255,141.46元，明细如下：

A、坏帐准备

项目	2003年累计影响数	2004年累计影响数
对公司报表影响		
资产减少	174,500.00	-61,500.00
净资产减少	174,500.00	-61,500.00
期初未分配利润减少	293,500.00	174,500.00

截止2004年12月31日累计影响数为113,000.00元，其中：期初未分配利润174,500.00 元,报告期利润 -61,500.00元。

B、累计折旧

项目	2003年累计影响数	2004年累计影响数
对公司报表影响		
资产减少	98,301.83	43,839.63
净资产减少	98,301.83	43,839.63
期初未分配利润减少	61,879.67	98,301.83

截止2004年12月31日累计影响数为142,141.46元，其中：期初未分配利润98,301.83元,报告期利润43,839.63元。

2、报告期重大会计差错更正

无

四、税项

主要税种及税率列示如下：

营业税：监理收入按5%的税率计提。

弥补企业以前年度亏损。

提取法定盈余公积金。法定盈余公积金按照税后利润扣除前两项后的10%提取，盈余公积金已达注册资金50%时可不再提取。

提取公益金。按照税后利润扣除前两项后的10%提取。

向投资者分配利润。公司以前年度未分配的利润，可以并入本年度向投资者分配。

11、所得税的会计处理方法

本公司所得税的会计处理采用应付税款法

三、会计政策、会计估计变更及会计差错更正的说明

1、报告期会计政策变更

公司以前年度执行《勘查设计企业会计制度》，自本年度起按《企业会计制度》作了如下变更：

① 坏账准备，原应收款项年末不计提坏账准备，现改为按应收款项年末账龄分析计提，计提标准详见附注二、9。

②存货原按成本计价，现改为期末按成本与可变现净值孰低原则计量，并按存货类别计提跌价损失准备。

③固定资产原按成本计价，现改为期末按单项固定资产可收回金额低于其账面价值的差额计提减值准备。

2004年1月1日，本公司根据集团公司执行《企业会计制度》的决议，开始执行新的《企业会计制度》，对固定资产折旧年限进行了调整，固定资产变更前后折旧年限及折旧率见下表：

类别	变更前		变更后	
	折旧年限	折旧率%	折旧年限	折旧率%
房屋建筑物	10—50年	9.70—1.94	20—35年	4.85%—2.77%
机械设备	8—18年	12.13—5.38	5—10年	19.40%—9.70%

固定资产折旧采用平均年限法计算，并按固定资产类别、预计使用年限和预计残值率(3%)确定其折旧率。固定资产预计使用年限及年折旧率列表如下：

资产类别	使用年限	年折旧率
房屋建筑物	20—35年	4.85%—2.77%
机器设备	5—10年	19.40%—9.70%
运输设备	5—10年	19.40%—9.70%
其他设备	5—15年	19.40%—6.47%

每期期末对固定资产进行逐项检查，对固定资产由于市价持续下跌，或技术陈旧、损坏、长期闲置等原因，导致其可收回金额低于帐面价值的，将可收回金额低于其帐面价值的差额作为固定资产减值准备，土地和已提足折旧继续使用的固定资产不计提减值准备。

9、收入确认原则

商品销售：本公司将商品所有权上的主要风险和报酬转移给购货方；本公司不再对该产品实施继续管理权和实际控制权；相关的收入已经收到或取得了收款的证据；并且与销售该产品相关的成本能够可靠地计量时确认为营业收入的实现。

提供劳务：劳务已经提供，其经济利益能够流入本公司，并且与提供该劳务相关的成本能够可靠地计量时确认为收入的实现。在同一会计年度内开始并完成的劳务，则完成劳务时确认收入，如劳务的开始和完成属不同的会计年度，在提供劳务交易的相关成本能够可靠地计量时，则在资产负债表日按照完工百分比法确认相关的劳务收入。

他人使用本公司资产：与交易相关的经济利益能够流入企业且收入的金额能够可靠的计量确认收入。

10、利润分配顺序

本公司按《公司法》及其他有关规定进行利润分配，缴纳所得税后的利润，除国家另有规定者外，按照下列顺序分配：

被没收的财物损失，支付各项税收的滞纳金和罚款。

发生严重自然灾害等导致停产而在可预见的时间内无法偿付债务等；债务单位逾期未履行偿债义务超过3年；其他确凿证据表明确实无法收回或收回的可能性不大。

坏账损失的核算方法：坏账核算采用备抵法，每期期末按账龄分析法计提坏账准备(个人欠款不提)，比例如下：

帐龄	坏帐准备计提比例
1年以内（含1年）	0%
1--2年（含2年）	10%
2--3年（含3年）	20%
3—5年（含5年）	50%
5年以上	80%

坏账准备计提范围：对本公司的应收款项（包括应收账款、其他应收款）计提坏账准备。

7、存货及存货跌价准备核算方法

本公司存货主要包括：原材料、低值易耗品等。

本公司存货的取得和发出的计价方法：取得时按实际成本计价，发出按加权平均法计价。

低值易耗品的摊销方法：低值易耗品领用时采用一次摊销法核算。

存货的盘存制度：实行永续盘存制。

每期期末，存货按成本与可变现净值孰低法计量，对存货由于遭受毁损、全部或部分陈旧过时或销售价格低于成本等原因，使其成本高于可变现净值的，按存货成本高于可变现净值部分，计提存货跌价准备；低值易耗品不计提跌价准备。

8、固定资产、累计折旧及固定资产减值准备的核算方法：

本公司固定资产在取得时，按取得时的实际成本计价。

固定资产确认的标准为：使用年限在一年以上的房屋、建筑物、机器、机械、运输工具和其他与生产经营有关的设备、器具等；不属于生产经营主要设备的物品，单位价值在2000元以上，并且使用期限超过2年的，也应作为固定资产核算。

煤炭工业邯郸设计研究院中原建设监理咨询公司

会计报表附注

2004 年度

一、 公司的基本情况

煤炭工业邯郸设计研究院中原建设监理咨询公司（以下简称“本公司”），经煤炭工业邯郸设计研究院批准，由煤炭工业邯郸设计研究院出资组建。1989 年取得邯郸市工商行政管理局核发的 1304001401976 号企业法人营业执照，注册资本 100 万元人民币。法定代表人：郭庆华。企业住所：河北省邯郸滏河北大街 114 号。

现拥有建设部甲级工程监理资质。

本公司经营范围：工程监理（按资质证的监理工程范围从事经营活动）

二、重要会计政策和会计估计的说明

1、会计制度

本公司执行财政部颁发的《企业会计准则》和《企业会计制度》及其补充规定。

2、会计年度

本公司会计年度为公历 1 月 1 日至 12 月 31 日。

3、记账本位币

本公司以人民币为记账本位币。

4、记账基础和计价原则

本公司会计核算采用权责发生制原则进行核算，计价以历史成本为计价基础。

5、现金等价物的确定标准

本公司现金等价物是指企业持有的期限短（一般是指从购买日起三个月内到期）、流动性强、易于转换为已知金额现金、价值变动风险很小的投资。

6、应收款项坏账准备核算方法

坏账的确认标准：债务单位撤销、破产、资不抵债、现金流量严重不足、

Table 1-11: SRK JORC Code Reserve Categories

Operating Company	Mine [1]	Mining Method	China Coal Effective Equity Interest (%)	Proved Reserves [2] (Mt)	Probable Reserves [2] (Mt)	Proved + Probable Reserves (Mt)	Recoverable Reserves [3,4] (Mt)	Saleable Recovery [5] (%)	Marketable Reserves (Mt)
Pingshuo Coal Company									
	Antaibao	OP	100	143	14	158	151	87.0	131
	Antaibao	UG	100	275	221	496	436	87.0	380
	Anjialing	OP	100	235	451	686	656	87.1	572
	Anjialing	UG	100	173	18	191	168	87.0	146
	Pingshuo East [6]	OP	100	355	626	981	939	87.1	818
Sub-total				**1,181**	**1,331**	**2,512**	**2,351**		**2,047**
Shanghai Datun Energy Resources Co Ltd									
	Yaoqiao	UG	62.43	122	33	155	161	80.8	130
	Xuzhuang	UG	62.43	20	28	48	50	80.8	40
	Longdong	UG	62.43	16	7	23	23	91.0	21
	Kongzhuang	UG	62.43	15	17	32	33	92.9	30
Sub-total				**173**	**84**	**257**	**266**		**221**
Huajin Coking Coal Co Ltd									
	Shaqu	UG	50	166	243	409	423	89.7	379
	Wangjialing	UG	50	172	147	319	330	92.6	305
Sub-total				**338**	**390**	**728**	**752**		**684**
Shanxi Nanliang Coal Co Ltd									
	Nanliang	UG	55	28	23	51	51	100	51
Total				**1,720**	**1,828**	**3,548**	**3,420**		**3,003**

1. The above table shows 100% of the reserves at each mine managed by China Coal
2. Based on general mining practice, mining recovery for OP mines assumes at 95% and for UG mines at 75%
3. Based on current mining practices at China Coal and SRK's general experience, mining loss assumed at 13% for OP mines and 6% for UG mines, except Antaibao UG and Anjialing UG assumed 20% and Nanliang assumed 5%
4. Based on current mining practices at China coal and SRK's general experience, dilution assumed at 10% for all mines except Nanliang assumed dilution of 5%
5. Includes wash plant yield, by-pass coal and rejects sold at a profit
6. A Mining Right for the Pingshuo East OP is expected to be granted in March 2007

1.10 Occupational Health and Safety

At all China Coal mining sites, safety meetings are held at the beginning of each day with resources consistently applied in an attempt to achieve the best possible safety record. All sites appoint safety monitors from management and the workforce to inspect safety matters in the mines and implement changes to improve safety conditions and standards.

The mines conduct formal investigations after accidents or incidents to identify the root cause and to communicate and prevent the occurrence of similar incidents. Safety training at all mines is a formalised and scheduled process which includes both permanent and contract employees. In general, good performance was reflected in safety statistics and some mines have been reporting zero minor or serious injuries for a number of consecutive years.

The safety performance reported for all operating companies between 2003 and 2005 is shown in Table 1-12.

Table 1-12: Safety Performance – China Coal

Operating Company	Number of Occurences		
	2003	2004	2005
Pingshuo Coal Company			
Fatal[1]	0	6	1
Serious[2]	9	10	7
Minor[3]	18	20	15
Shanghai Datun Energy Resources Co Ltd			
Fatal[1]	4	0	3
Serious[2]	4	2	3
Minor[3]	0	15	0
Huajin Coking Coal Co Ltd			
Fatal[1]	0	0	0
Serious[2]	1	0	0
Minor[3]	1	3	0
Shanxi Nanliang Coal Co Ltd			
Fatal[1]	0	0	0
Serious[2]	0	0	0
Minor[3]	0	4	3

1. Fatal: accident causing death (number indicates lives claimed)
2. Serious: accident requiring hospitalisation and do not return to work for more than 24 hours (include fatal incidents)
3. Minor: accident which does not require hospitalisation and the employee returns to work within 24 hours

1.11 Environmental

SRK found China Coal to be an environmentally pro-active and compliant company across the subsidiary companies assessed. SRK found no incidence of environmental breach and that China Coal's environmental compliance procedures either meet or exceed all requirements placed on the company at all statutory levels. At some sites the company's water recycling and treatment technologies are of world-class standard. Based on information provided by China Coal and inspection of the above listed sites, SRK concludes that it is unlikely that China Coal has any major environmental liability concerns.

1.12 Infrastructure

1.12.1 Water

With regard to water the mine sites are all self-sufficient, with supply from surface boreholes controlled by the respective mines. In all cases the supply of water is in excess of usage, and in most cases the boreholes also supply water to local villages and towns for domestic use. Water collected in the underground mines is generally pumped to the surface and treated for use as sewerage handling on the surface or recycled for underground use. In some cases the mines have an inflow of groundwater with infrastructure established to gather water for underground use or pumping water to the surface for alternative uses.

1.12.2 Electricity

Electricity supply to the mines is through the government-owned public grid except for the Kongzhuang, Yaoqiao and Longdong mines, which are supplied by two local power stations owned by Datun Coal. We understand the supply of power varies from reliable to extremely reliable. The power supply is in excess of the required usage for the mines except at Shaqu mine where power supply is insufficient during four months in spring and winter, causing longwall production to cease for between 5 and 10 days per month. Alternative power supply options are already under investigation with the low cost option of a local gas-fired power station being considered. The supply of methane to the power station is likely to be sourced from the underground network at Shaqu mine.

1.12.3 Ventilation and Dust Prevention

Most of the underground mines operated by China Coal use large ventilation shafts connected to the surface to supply fresh air to underground operations. In all cases ventilation quantities in the underground mines are in compliance with Chinese legislative requirements. Roof and sidewalls are sprayed and washed down with water on a periodic basis as required by Chinese regulation. Zero to very low levels of methane were reported or detected during underground visits, except for Shaqu mine which has been identified as a high methane level mine. This situation is being adequately managed by the use of gas drainage systems and adequate ventilation. Dust prevention measures are implemented and maintained at all the mines and personal protective equipment (PPE) is supplied to personnel when required by environmental conditions.

2 Introduction and Scope of Report

2.1 Background

2.1.1 Nature of the Brief

China Coal commissioned SRK to provide an independent Competent Persons Report on the assets of the company in connection with the proposed listing of the group on the HKSE. This report describes the mines and processing facilities managed by China Coal and reviews all technical aspects of these assets.

2.1.2 Purpose of the Report

The purpose of this report is to provide potential investors in the proposed China Coal Initial Public Offering (IPO) with an independent opinion of the condition, production capability and future prospects of the mines and processing facilities that are managed by the company.

This report is required to comply with the reporting standards under the listing rules of HKSE and may be included in China Coal's information circular to be prepared in conjunction with the proposed listing of the company. This report does not provide a valuation of the mineral assets or any comment on the fairness and reasonableness of any transactions related to the assets of the company.

2.1.3 Reporting Standard

This report has been prepared to the standard of, and is considered by SRK to be a Technical Assessment Report under the guidelines of the Valmin Code. The Valmin Code is the code adopted by the Australasian Institute of Mining and Metallurgy (AusIMM) and the standard is binding upon all AusIMM members. The Valmin Code incorporates the JORC Code (see www.jorc.org.au) for the reporting of Mineral Resources and Coal Reserves.

This report is not a valuation report and does not express an opinion as to the value of mineral assets. Aspects reviewed in this report do include product prices, socio-political issues and environmental considerations, however SRK does not express an opinion regarding the specific value of the assets and tenements involved. SRK has estimated China Coal's resources using the principles of the JORC Code as guidelines and incorporating parameters consistent with Chinese standards.

2.2 Methodology

2.2.1 Resource Classification

SRK's methodology for resource classification has been rigorous, particularly as it relates to both drill-hole spacing and to the treatment of drill-core recoveries. SRK has strictly applied the line spacing criteria as defined by the most recent PRC regulations, resulting in the exclusion of all 'category C' coal resource blocks from the resources calculation in accordance with the principles of the JORC Code.

Resource estimates are based on estimates that have been validated and authorised by China's leading authority for reporting Chinese resources, the Ministry of Land and Resources (MOLAR). Parameters used by MOLAR are consistent with Chinese standards and include coal seam core recovery >75% from boreholes and categorisation for resources based on the following borehole spacing criteria:

- Measured: 500 to 1,000 m distance
- Indicated: 1,000 to 2,000 m distance
- Inferred: 2,000 to 4,000 m distance

As an example, SRK performed a comparison check using a computer model of a subset of the Antaibao data representing a third of the Antaibao mine area. It was established that the Chinese method of estimation was under-estimating the 'Resources' by 3%, an error well within the limits of the expected 'Measured Resource' estimation accuracy level. In applying additional factors to the conversion/classification of resources, SRK has reviewed the complexity of the geology and overall reconciliation of the operating mines as a guide to future performance of the resource.

2.2.2 Exploration Core Recovery

The JORC Code includes a guideline that exploration core recovery should be greater than 95% for the borehole to be included in 'Resources' calculations. SRK reviewed the core recovery of China Coal exploration boreholes providing an assessment of the quality of the resulting seam core recovery. SRK then assigned each category from the Chinese reserves estimates to equivalent resources categories. As recommended in the guidelines to the JORC Code, where core recovery was less than 95%, SRK assigned the Chinese estimates to a lower resources category.

2.2.3 Coal Resources

Data throughout this report and in the following tables show SRK's resources estimate on a mine site basis and indicate the resources estimate based on 100% ownership of each mine.

2.2.4 Coal Reserves

Mine plans and supporting information supplied to SRK were used, in principle, to verify the feasibility of mining and recoveries. SRK can deduce from a review of reconciliation of the production records that the reserves estimates are a reasonable indication of future performance of the reserves.

Mine plans reviewed by SRK were prepared on the basis of extraction of the entire resource at each site. Reserves have been estimated incorporating the following parameters:

- Mining recovery factors of 95% for open-pit and 75% for underground mines have been applied to the entire resources estimate to estimate recoverable reserves
- A constant beneficiation yield specific to each CPP and mine site that includes wash plant yield, by-pass coal and rejects sold at a profit, has been applied to estimate marketable reserves for each mine

2.2.5 Environmental

SRK completed an environmental assessment of all China Coal's mines. In addition to assessing the actual mine sites, relevant infrastructure associated with coal mining, handling, processing and transporting operations were inspected and reviewed.

2.2.6 Work Program

The SRK work program included the following items:

- Desktop review of data provided by the group and planning for site visits

- Travel to China to inspect assets and discuss technical aspects with the group staff.
- Compilation of a draft report
- Data analysis and completion of draft report
- Review of draft report by China Coal, its lawyers, accountant and advisers, who provided comments to SRK
- Report editing by SRK as required
- Finalisation of the report

SRK relied upon China Coal for the provision of production and cost data which was reviewed and analysed by SRK to confirm the reasonableness of the information.

2.3 Risk analysis

SRK has reviewed a range of risk issues at each mine and CPP operated by China Coal. SRK does not regard China Coal's mining operations to be high risk, inadequately managed or otherwise unduly susceptible to major events. There is no basis to predict or otherwise anticipate major operational shortfalls at any of China Coal's mining operations. China Coal's management is aware of potential risk issues and the sustained proactive safety and engineering controls are an essential component of operations management to minimise and manage risk. Within the context of event risks, it must be recognized that while such events are rare, there is no allowance in China Coal's plans and projections for major production shortfalls. China Coal's major mines are planned to operate at capacity, and in the unlikely case that a material failure occurs at one of China Coal's major mines, there is no excess production capacity available to offset the loss of production and associated revenue stream from the affected mine.

2.4 SRK Consulting

2.4.1 Statement of SRK Independence

Neither SRK nor any of the authors of this report have any material present or contingent interest in the outcome of this report, nor do they have any pecuniary or other interest that could be reasonably regarded as being capable of affecting their independence or that of SRK.

SRK has no prior association with China Coal in regard to the mineral assets that are the subject of this report. SRK has no beneficial interest in the outcome of the technical assessment being capable of affecting its independence.

SRK's fee for completing this report is based on its normal professional rates, plus reimbursement of incidental expenses. The payment of that professional fee is not contingent upon the outcome of the report.

2.4.2 Warranties

China Coal has represented to SRK that full disclosure has been made of all material information and that, to the best of its knowledge and understanding, such information is complete, accurate and true.

2.4.3 Indemnities

As recommended by the Valmin Code, China Coal has provided SRK with an indemnity under which SRK is to be compensated for any liability and/or any additional work or expenditure resulting from any additional work required:

- which results from SRK's reliance on inaccurate information provided by China Coal or relates to China Coal not providing material information, or
- which relates to any consequential extension workload through queries, questions or public hearings arising from this report.

2.4.4 Project Team

The SRK team has extensive experience in reviewing coal mines, coal processing plants, infrastructure and environmental aspects of coal operations. SRK team members who reviewed the operations of China Coal are:

Mr Mike Warren, Principal Consultant (Project Evaluations), BSc (Mining Eng), MBA, MAusIMM, FAICD, is a mining engineer with over 25 years experience. He specialises in open-pit and underground mining analysis, due diligence reports and mine valuations. Mr Warren is a JORC Code competent person.

Dr Yonglian Sun, Managing Director of SRK China, B Eng, PhD (Mining Eng), MIEAust, is a geotechnical engineer with over 16 years experience. He specialises in geotechnical investigation and design aspects of open-pit, underground mines, slope stability analysis, rock mechanics, and numerical modelling for open-pits, underground mining as well as civil tunnels, and assessment of geo-material properties.

Mr Pat Hanna, Principal Consultant (Coal Geology), BSc (Applied Geology), FAusIMM, CPGeo, has more than 25 years experience as a coal geologist in the areas of exploration and evaluation of coal mining projects in Australia, Indonesia and China. He contributed to the Guidelines on Black Coal Resource and Reserve Estimation sub-committee and as a Joint Ore Reserves Committee (JORC) member. Mr Hanna is a JORC Code competent person. China Coal can seek technical advice in relation to its exploration activities from Mr Hanna who is employed by SRK Australia which has an office located at Level 9, 300 Adelaide Street, Brisbane, 4000, Queensland, Australia.

Mr Jack Steenekamp, Principal Consultant (Coal Mining), B.Eng (Mining)(Hons), B.Eng (Mechanical), MBA, FAusIMM has over 15 years experience in the coal mining industry. He has managed major projects for the establishment of surface and underground infrastructure on underground coal mines, and has also led and been involved in various studies for the establishment of new infrastructure and mines. Mr Steenekamp is a JORC Code competent person.

Dr Stuart Winchester, Senior Consultant (GeoEnvironmental), MSc, PhD, has over nine years experience in environmental assessment and has expertise in mine site environmental management, environmental auditing, environmental monitoring and reporting, environmental site investigations and rehabilitation and acid mine drainage management.

Mr Peter Newling, Associate Principal Processing Engineer, BE (Chem. Eng) (Hons II), has over 30 years experience in the coal mining and steel making industries. He has supervised and managed a number of coal processing plants and inspected a wide range of Australian coal processing plants. Mr Newling also has experience in construction and commissioning of coal processing plants.

2.4.5 SRK Experience

SRK was formed over 30 years ago and is an independent consulting group which provides advice to the mining and finance industries on a wide range of geo-scientific disciplines including geology, geo-statistics, geotechnical engineering, hydro-geology, mining engineering and environmental engineering. SRK is wholly owned by its staff. The Group employs approximately 500 professionals internationally and has 25 permanently staffed offices in eight countries on six continents. In Australia SRK has approximately 70 staff in four offices in Perth, Sydney, Maitland and Brisbane.

SRK has provided Competent Persons Reports for the following companies:

Company	Year	Nature of Transaction
Yanzhou Coal Limited	2000	Sale of Jining III coal mine by parent company to the operating company
Chalco (Aluminium Corporation of China)	2001	Listing on HKSE and New York Stock Exchange
Fujian Zijin Gold Mining Company	2004	Listing on HKSE
Lingbao Gold Limited	2005	Listing on HKSE
Yue Da Holdings Limited	2006	Acquisition of a shareholding in mines operated by Feilong Holdings Limited

3 Pingshuo Coal Company

3.1 Introduction

China Coal owns 100% of Pingshuo Coal Company (Pingshuo Coal) which has three operating companies namely, Pingshuo No.1 Coal Company, Pingshuo Anjialing OP Coal Company and Pingshuo East OP Mine. These companies own and operate the Antaibao open-pit mine and CPP, the Anjialing open-pit mine and CPP and the Anjialing underground mine and Muguajie CPP. The company is proposing to construct a new mine to the east of the existing mines (known as Pingshuo East or the Donglutian Project) and an underground mine (Antaibao underground) to the north of the current Antaibao open-pit mine. The company is actively seeking to expand existing mines and production facilities. Two new CPPs are in final stages of construction and another CPP is proposed to be constructed within the next two years to wash the coal produced at Pingshuo East mine.

In 2004 Pingshuo Coal mined 30.1 Mt of raw coal, purchased 9.1 Mt of raw coal and processed 35.3 Mt of coal to produce 29.7 Mt of product coal. Approximately one-third was exported via the port at Qinhuangdao and approximately two-thirds was sold to power generating stations on the east coast of China.

3.2 Corporate Management Structure

Pingshuo Coal uses a hierarchical management structure as shown in Appendix 2.

Workforce numbers for Pingshuo Coal are shown in Table 3-1.

Table 3-1: Workforce Numbers - Pingshuo Coal

Category	Employees
Production [1]	
Antaibao OP	1,464
Anjialing OP	774
Anjialing UG	609
Management [2]	963
Other [3]	4,996
Total	**8,806**

1. Permanent and contractor employees involved in mining activities
2. Senior management - excludes functional departments
3. Only personnel involved with the mines - excludes Coal Handling Preparation Plants, rail etc

Salaries for junior staff are generally RMB1,500 per month, those for skilled underground miners are approximately RMB2,000 per month, and those for senior staff are as high as RMB8,000 per month.

3.3 Occupational Health and Safety

Pingshuo Coal has a senior manager who is responsible for safety and training. The mine uses a system of safety monitors appointed from management and staff as well as from underground workers at the mines. The company has an accident and injury reporting system which adheres to Chinese industry standards. The recent accident statistics for Pingshuo Coal are shown in Table 3-2. These figures include the Antaibao open-pit, Anjialing open-pit and Anjialing underground mines and the three CPPs. These figures relate to employees of the company and contractors working on the mine sites.

Table 3-2: Accident Statistics, 2003 to 2005 - Pingshuo Coal

Category	2003	2004	2005
Fatal [1]	0	6	1
Serious [2]	9	10	7
Minor [3]	18	20	15

1. Accident causing death (number indicates lives claimed)
2. Accident requiring hospitalisation and do not return to work for more than 24 hours (includes fatal incidents)
3. Accident which does not require hospitalisation and employee returns to work within 24 hours

Three fatalities in 2004 occurred in the CPPs. No fatalities occurred in the open-pit mines, however three fatalities occurred to contractors during 2004 at the Anjialing underground mine. One fatality occurred at the Anjialing underground operation during 2005.

The safety statistics for Pingshuo Coal are superior to the average of the Chinese coal industry. The ratio of fatalities to Mt of production in 2005 was a relatively low 0.025. Formal investigations are conducted after an incident to establish the root cause and to formally communicate findings to employees and other mines (if relevant) at the start of shift safety meetings. This communication is delivered by the team leader to company employees.

The company provides a reward of RMB100 to workforce members who report safety hazards. Safety training is conducted annually and amounts to between 48, 60 and 120 hours/year depending on the position of the employee. Pingshuo Coal focuses on safety initiatives and procedures and provides induction and safety training for new employees and contractors.

3.4 Environmental Assessment

3.4.1 Introduction, Scope and Background

SRK conducted an environmental assessment of all Pingshuo Coal's mines including interviews with key environmental staff members of Pingshuo Coal, inspection of relevant environmental documentation and interpretation of responses to an environmental questionnaire provided by SRK.

This environmental assessment is reported entirely at corporate level. This approach was adopted as Pingshuo Coal maintains an environmental group within its technical division located at head office that oversees all operations. Pingshuo Coal's company-wide environmental management model has been developed to allow feedback from all three operational mines, with site-specific variations as required. Comments specific to a particular mine are detailed as appropriate throughout the text of this environmental assessment.

3.4.2 Corporate Environmental Awareness

Pingshuo Coal has ISO14001:1996 accreditation for its environmental management system at the Antaibao open-pit mine and for the management of its residential facilities and infrastructure in Pingshuo town proper. Antaibao open-pit mine is also accredited under ISO9001:2000 for quality system management. Pingshuo Coal has applied for both ISO14001:1996 and ISO9001:2000 accreditation for its Anjialing open-pit mine which was pending in 2005. Anjialing underground mine has only been producing coal since 2003 and as a result, Pingshuo Coal has not yet applied for either ISO14001:1996 or ISO9001:2000 but plans to do so in future years. The company has applied for OHSAS18000 safety accreditation for Antaibao and Anjialing open-pit mines, in addition to Anjialing underground mine. A decision on accreditation was still pending at the time of this report.

3.4.3 Mining Title and Royalty Payments

Pingshuo Coal is licenced to mine at Antaibao and Anjialing open-pit mines, and also at Anjialing underground mine. Pingshuo Coal currently holds an exploration licence for the proposed Pingshuo East open-pit mine, and has received official mining approval from MOLAR, and is currently awaiting receipt of its mining licence. Pingshuo Coal submitted a feasibility study to MOLAR in November 2004 to mine 8 Mtpa from the proposed Antaibao underground mine. MOLAR has issued an exclusive resource rights certificate to Pingshuo Coal for the area, and Pingshuo Coal has also received a mining licence for 6 Mtpa from MOLAR, dated 30 August 2006. Mining licence details are provided in Table 3-3.

Pingshuo Coal holds the surface rights on all mining sites, with the only options being held by the government. Pingshuo Coal is not permitted to divest mining licences to other commercial operations. Should Pingshuo Coal still have mineable coal reserves following expiration of the mining licences, the standard accepted procedure is to apply for a new or extended licence. All mining licences were issued by MOLAR.

Table 3-3: Mining Licence Details – Pingshuo Coal

Mine	Mining Licence No.	Mining Area (km^2)	Issue Date	Licence Tenure
Antaibao Open-pit	1000000120004	24.0	Sept 2004	27 years
Anjialing Open-pit	1000009940011	54.7	May 1999	30 years[1]
Anjialing Underground	1000009940027	10.7	July 2004	30 years[1]
Pingshuo East Exploration Area	1400000330067 (Exploration licence)[2]	48.7	May 2003	30 years (anticipated)[1]
Antaibao Underground	1000000610106	19.2	August 2006	30 years

1. The maximum permissible mining tenure under the Mineral Resources Law (1996 as amended) is 30 years
2. Pingshuo Coal has received MOLAR approval to mine an area of 48.7 km^2, and is presently awaiting a mining licence which is expected in March 2007

Pingshuo Coal pays mining royalties and taxes according to Chinese Mineral Resources Law.

3.4.4 Environmental Licensing, Compliance and Reporting

For all new projects in China, it is a statutory requirement that environmental considerations are factored into a detailed project feasibility study which is presented to the Environmental Protection Bureau of the respective province in which the operation is located (Shanxi in this instance). This environmental component is essentially akin to an environmental impact assessment report. The various operational environmental licences are then granted to the mining company based on the sustainability of the operation according to the environmental feasibility study, in addition to its ability to manage environmental obligations under the National Environment Protection Law (1989).

For Pingshuo Coal operations, operational licences were granted at provincial level for Antaibao open-pit and Anjialing underground and open-pit mines for boundary noise, gaseous emissions and water discharge. Pingshuo Coal maintains licences at individual mine levels from the local Shouzhou County Water Resource Management Commission for groundwater extraction. In 2005 Pingshuo Coal was in the process of applying to the local, provincial and state governments' Environmental Protection Bureaus for individual environmental emission and discharge licences (e.g. water, waste, gaseous emissions etc.) as a new licencing system is being implemented. The project feasibility study for the proposed Pingshuo East open-pit coal mine has been submitted for approval to the Shanxi Environmental Protection Bureau.

Each mine operated by Pingshuo Coal prepares an individual environment report to the Chinese (State) Environmental Protection Bureau, the Shanxi Environmental Protection Bureau and the local Shouzhou Environmental Protection Bureau twice yearly. The reports incorporate information regarding volumes of solid waste generated, noise data, wastewater data, gaseous emissions data, environmental budgets and completed rehabilitation. The reports are passed down from state to provincial regulators for approval, then to local county environmental regulators who conduct random inspections. Pingshuo Coal must, therefore, remain environmentally vigilant and be prepared for random checks, which are carried out by both provincial and local environment agencies several times a year to ensure compliance. In addition, Pingshuo Coal submits a twice-yearly summary environmental planning report to the State Environmental Protection Bureau.

SRK completed random inspections of the following environmental reports and found that all reported environmental data were within relevant guidelines and standards, including:

- Half-yearly Pingshuo Coal corporate summary environmental planning report to the State Environmental Protection Bureau (2004)
- Residential area waste water treatment plant proposed expansion report (2004)
- Application report for ISO14001:1996 compliance at Anjialing open-pit mine (2004)

To date, Pingshuo Coal has not been fined for any breach of environmental non-compliance.

3.4.5 Environmental Staff

Pingshuo Coal has two environmental professionals located in its corporate office, in addition to one environment manager located at Antaibao and another at Anjialing who look after both the underground and open-pit mines. In addition to these four environmental staff, there are up to approximately 30 additional technical and operational staff assisting with data capture and day-to-day environmental assistance across the sites. Pingshuo Coal ensures that its environmental managers are suitably qualified. In addition to these staff, the waste water treatment plants owned and operated by Pingshuo Coal have a dedicated environmental staff member who oversees environmental issues.

3.4.6 Environmental Planning and Budgets

Pingshuo Coal is proactive in its environmental budgeting, having invested over RMB5.2 M towards mine site rehabilitation at both Antaibao and Anjialing open-pit mines for the year 2004 as reported in the Pingshuo Coal 2004 Annual Environmental Report. A similar amount was spent on noise, dust, water and emissions management equipment and monitoring across the company. A further RMB6.6 M was spent on improvements and upgrades to the Pingshuo 'life area' located in the town proper, which included landscaping, waste water management and heating. A further, RMB11.5 M has been allocated for environmental protection measures for the proposed Antaibao underground mine as stated in the 2004 feasibility study. Environmental planning at the mines comprises 10 year progressive rehabilitation and environmental management plans, which is in line with both Chinese and western standards.

3.4.7 Water Management

Pingshuo Coal has a strong company-wide emphasis on water conservation, as demonstrated by extensive on-site recycling. This policy extends across the mines, coal washing plants and waste water treatment plants (WWTP). These plants are all working towards a zero water discharge policy. The town's WWTP, which is operated by Pingshuo Coal, releases water that meets relevant criteria into the Qili River during the wet season.

Pingshuo Coal recently completed an upgrade of its water holding reservoir located between Antaibao and Anjialing open-pit mines. Pingshuo Coal has a recycled water policy with zero discharge during agricultural irrigation periods, and a 95% re-use criterium during non-irrigation periods. The 5% balance is discharged into Dashna Creek under licence. Any surplus run-off water is used for dust suppression on the mines, while treated sewage water is used for coal washing and on rehabilitated areas.

Supplementary water is sourced for the mines from 10 groundwater wells approved by local authorities and located at Liu Jiakou. The majority of this water is used for coal washing. Surface water is managed across the mine sites by a series of drains and sedimentation dams.

3.4.8 Waste Rock, Tailings and Rehabilitation Management

The Chinese mining industry is regulated by MOLAR under the Mineral Resources Law (1996 as amended). Under this law no rehabilitation bond or surety is required, however if mining activities result in damage to arable land, grassland or afforested areas, the mining operator must take appropriate measures to return the land to a suitable condition within a prescribed time frame. Any entity or individual that fails to fulfil its rehabilitation obligations may be fined and denied application for land use rights for new land. Government regulators routinely inspect the progress of rehabilitation in this regard.

Waste rock at both Antaibao and Anjialing open-pit mines is disposed of within the mine voids, though out-of-pit disposal was required during the initial mine development stages at both mines. The waste rock is a mixture of silicious sandstone, calcite and claystone. The claystone contains some visible pyrite, though as the waste is disposed of within the mine pits and subsequently buried, it is not considered to be a potential contamination issue as any sulphides will be stored in an anoxic environment. The minimal volumes of waste rock generated from Anjialing underground mine are disposed of in Anjialing open-pit mine. The same waste management and disposal policy is planned for Antaibao underground mine. SRK believes that these waste management policies are logical given the centralised location of the coal wash and power station infrastructure relative to the mine sites. Any potential lack of space in the open-pits due to the 'bulking' of waste rock upon removal is compensated for by the additional space generated by coal extraction from the pits. Waste (or tailings) from the coal wash plants is either burnt in the on-site power station or disposed of in pit. Following completion of the new coal wash plants and upgrades to existing plants, 100% of coal wash rejects will be used as fuel in the power plant. Total solid waste volumes as reported in 2004 across all operations were approximately 5.6 Mt, of which over 99% was waste rock.

Both of the two out-of-pit waste rock dumps at Antaibao open-pit mine have been rehabilitated using a 1.5 m thick clay cap and revegetated using local species. The local clay soil used as a capping layer has a pH value of approximately 8, and therefore has a slightly neutralising effect on any acid generated as a result of oxidising sulphide minerals. Surface water on the dumps is redirected through a series of channels and sedimentation dams. Work is soon to begin on progressive rehabilitation of Anjialing open-pit waste rock dumps.

3.4.9 Dust Management

Dust is managed on-site at the open-pit mines by recycling surface run-off water. Antaibao open-pit has six operating water tankers while Anjialing has five. In addition, dust is suppressed at Anjialing underground mine through the use of water sprays attached to the longwall mining equipment. Dust is monitored monthly on the open-pit mine sites by automatic laser sampling methods in line with environmental compliance requirements. A computerised dust monitoring system is operational at Anjialing underground mine.

3.4.10 Social and Regulatory Relations

Following discussions with Pingshuo Coal representatives it appears that relations with both local residents and regulatory bodies are sound. Good relations with the local community are primarily due to Pingshuo Coal providing continued local job opportunities and employment for a large number of individuals, with positive flow-on effects on the local and regional economy in service industries. Residents directly affected by both underground and open-pit mining operations are compensated by Pingshuo Coal and relocated from the area as required under the Mineral Resources Law (1996).

In accordance with the legal requirements for rehabilitation of affected agricultural land and re-settlement and compensation of affected persons, Pingshuo Coal includes a budgetary allocation for such activities. One notable impact of Pingshuo Coal's mining activities is surface subsidence, which is the lowering of the land surface due to the extraction of subsurface coal, often with concomitant surface cracking. Pingshuo Coal has removed any such impacts on local landowners at Anjialing underground mine by purchasing the surface rights to the land. Pingshuo Coal plans to manage these impacts at the proposed Antaibao underground mine by relocating small villages and financially compensating any affected persons, plus financially compensating farmers whose land is affected by subsidence so that rehabilitation may be effected. The budgeted financial consideration will also be used to temporarily relocate any major infrastructure including roads and powerlines prior to sub-surface mining, as SRK observed almost 100% surface expression of the extracted coal seam height due to a combination of its relatively shallow sub-surface depth and the nature of the overlying stratigraphy. In addition, Pingshuo Coal plans to leave coal pillars below major settlements that are not relocated to avoid impacts from surface subsidence.

All indications are that relations with stautory bodies are sound. It should be noted that Pingshuo Coal has never been fined for any environmental mishaps. Pingshuo Coal possesses documentation from the local regulators supporting its environmental record. Further, rapid approval of proposed mining at Pingshuo East and Antaibao underground is testimony to the sound relationships with regulatory authorities.

3.4.11 Environmental Assessment Conclusion

Following interviews with key Pingshuo Coal environmental staff and inspection of environmental documentation and operational sites, it is apparent that Pingshuo Coal takes its environmental responsibilities very seriously. SRK found that Pingshuo Coal has a sound and proactive approach to its environmental responsibilities and is managing its operations in compliance with its environmental obligations. This opinion is supported by the fact that Pingshuo Coal has not been fined for any environmental incident to date across its operations. Specific focus is on water management and conservation, with several plans in place for increasing the use of recycled water.

3.5 Coal Processing and Transport

All coal produced by the Pingshuo Coal mines is washed before it is sold to customers. Two-thirds of the product is sold to power stations in the coastal areas of China, although the majority is handled through port facilities at Qinhuangdao before distribution to customers. The balance of the product is exported through the port. Pingshuo Coal purchases external coal to supply the demand of customers, with between 2.8 Mt and 7.4 Mt purchased per annum over the last four years.

The Materials Handling and Process Plant flowsheets are similar for all CPPs in the Pingshuo area and are applicable to the operating plants, i.e. Antaibao and Anjialing, and the newly constructed plants, i.e. Muguajie and the new Antaibao and Anjialing CPPs. A copy of a typical Materials Handling and Process Plant flowsheet is attached in Appendix 3. Operating plants at Antaibao and Anjialing and the Muguajie plant are all equipped with their own on-site magnetite mills.

Pingshuo Coal utilises the government rail network to rail its coal within the 750 kilometre (km) railway system which is capable of transporting 200 Mtpa. The company has a contractual agreement with Datong Rail for the use of its rail loop, and although this agreement lapsed on 31 July 2004, it remains in place unless further negotiations are called by either party. A separate fee is then paid for use of the government railway system which is controlled by the China National Railway Ministry.

3.5.1 Antaibao CPP

Materials Handling

Three hoppers each with a capacity of 1,800 tonnes per hour (tph) have been installed at the CPP. The feed passes to a single stage plant that can either by-pass ROM coal to product (1,600 tph maximum) to produce high ash power plant product or direct the coal to the CPP. Product bins are dedicated for 120,000 tonne (t) fine coal, 15,000 t low sulphur coal and 15,000 t high sulphur coal. A reject bin accepts the reject stream and no tailings are raised as all fines are included in the product.

Process Plant

The CPP consists of three identical modules each nominally 783 tph and operating to 800 tph. Each module consists of:

- Dense medium bath for 50 millimetre (mm) x 13 mm
- Dense medium cyclone for 13 mm x 0.5 mm
- Drying only for 0.5 mm x 0 mm

A workforce of 242 operates and maintains the Antaibao CPP.

Capital Works

Three new remote dump hoppers are being installed to reduce travel distance of the mine trucks. The raw coal from these hoppers is conveyed to a new ROM area that includes rill towers. The fines are dried in a two-stream drying plant, however this is being replaced by a four-unit hyperbaric filter installation which is in the commissioning phase. The purpose of this is to save power and decrease cost, however the fines product moisture will rise from 10% to 20%. As the fines are a small component of the total product, total product moisture will only increase by a small amount and should not affect the sales price.

Rejects and CPP Yield

Tailings are added into the product stream and the large reject returns to the open-pit. A yield of 75% to 80% is achieved from the CPP which is reasonable.

3.5.2 Anjialing CPP

The construction of this plant commenced in 1998. In 2005 it processed 15.54 Mt and operated at 65 t per man shift.

Materials Handling

Coal handling consists of two feed lines, each with a capacity of 2,500 tph and containing a primary and a secondary MMD crusher. Coal is dumped in two bins of 1,700 and 2,500 t capacity respectively and a rill tower. The dump hoppers are situated 2.2 km from the plant.

Process Plant

There are three, two-stage modules for production of high grade product and middlings and two single stage modules for domestic thermal coal production. A new line with a capacity of 1,300 tph has been added for plant bypass. Scheduled plant maintenance is carried out for 32 hours twice per month and modular maintenance is carried out for eight hours each week. Availability is reported to be above 90%.

The operational capacity of the plant is 2,400 tph and the total capacity including bypass amounts to approximately 17.5 Mtpa. Yield was reported as 75% to 80% and magnetite usage is 1.4 kilograms (kg) per ROM t.

A workforce of 161 operates the plant with an additional 100 people forming the maintenance pool. The plant is generally well-maintained and in very good order.

Quality

Coal quality as shown in Table 3-4 applies to both Anjialing and Antaibao, as both plants are on adjacent sites.

Table 3-4: Coal Quality Parameters, Coal Processing Plants – Pingshuo Coal

		Ash (%)	CV (kcal/kg)	Sulphur (%)	TM (%)
Feed	#4 Seam	37	-	0.6	-
	#9 Seam	28	-	2.0	-
	#11 Seam	37	-	2.0	-
Product	High Grade	15 to 38	-	1 to 1.7	<10
	Middlings	22 to 25	5,000	1 to1.2	<7.5

3.5.3 Muguajie CPP

Muguajie CPP is a new plant which was commissioned during 2005.

Materials Handling

The plant has been provided with a large ROM area set up with two large rill towers, one for each seam. The product area has three similar rill towers and the stated capacity for each tower is 1 Mt. The Muguajie plant is very closely situated to a plant belonging to another company which will enable sharing of the train loading loop. Each plant will however be equipped with its own loading bin.

Process Plant

Two single stage modules process coal for domestic thermal markets with each module rated at 750 tph. The plant is set up for:

- Dense medium bath for 50 mm x 13 mm
- Dense medium cyclones for 13 mm x 0.5 mm
- Fines unwashed to product for 0.5 mm x 0 mm

Production is budgeted for 300 days/year and 14 hours/day. The plant has a budgeted design rate of 6 Mtpa but is expected to operate at 10 Mtpa. The two bath modules are set up opposing each other with one constructed from imported equipment and the other with locally manufactured equivalent.

The plant will operate with 57 operators and 100 maintenance personnel.

Coal Quality

Quality figures for the feed stream and the product at Muguajie plant are shown in Table 3-5.

Table 3-5: Quality Parameters, Muguajie Coal Processing Plant

		Ash (%)	Sulphur (%)	TM (%)
Feed	#4 Seam	33.5	0.51	6.0
	#9 Seam	27.0	1.20	6.0
Product		17.9	0.88	8.8

3.5.4 New CPPs for Antaibao and Anjialing Underground

Two new plants are in the final stages of construction in close vicinity to the two existing CPPs of the open-pit mines. Each plant is reported to have the same flow chart as Muguajie and has been designed with three modules for a capacity of 10 Mtpa each. These sites were inspected by SRK during May 2005, and at the time the plant at Anjialing was approximately 30% complete. The construction of the body of the plant was well underway, the thickener shell was complete and the conveyor transfer towers were in progress. The plant at Antaibao was approximately 15% built during the site visit, with the rill towers erected and the ground floor of the plant completed.

3.5.5 Coal Production History

The historical production for the Pingshuo Coal processing plants is shown in Table 3-6, Table 3-7 and Table 3-8.

Table 3-6: Coal Processing Plants Production History, 2003 to 30 June 2006 – Antaibao

		2003	2004	2005	30 June 2006
Washed Coal	Mt	7.97	8.68	8.89	5.17
Middlings	Mt	6.50	5.95	6.92	4.22
Raw Coal and Waste	Mt	0	0	0	3.11
Total	**Mt**	**14.47**	**14.63**	**15.81**	**12.50**

Table 3-7: Coal Processing Plants Production History, 2003 to 30 June 2006 – Anjialing

		2003	2004	2005	30 June 2006
Washed Coal	Mt	6.44	7.02	5.79	3.31
Middlings	Mt	4.83	8.05	9.75	5.54
Raw Coal and Waste	Mt	0	0	0	3.05
Total	**Mt**	**11.27**	**15.07**	**15.54**	**11.90**

Table 3-8: Coal Processing Plants Production History, Jan to June 2006 – Muguajie

		30 June 2006
Washed Coal	Mt	0
Middlings	Mt	0.57
Raw Coal and Waste	Mt	0.18
Total	**Mt**	**0.75**

3.6 Long Term Plans

Pingshuo Coal demonstrates a determined approach to expansion and production increase through the development of Pingshuo East open-pit and the Antaibao underground mine, as well as a significant production increase planned for Anjialing underground mine. In the meantime, if there are good opportunities, China Coal proposes it will acquire mines in the Pingshuo area, to further increase their reserves and production.

3.7 Antaibao Open-pit Mine

3.7.1 Introduction

The Antaibao open-pit coal mine was established as a joint venture between China Coal and Island Creek Coal Company of the United States of America. Design work and construction was completed in 1986 and production commenced in 1987. Antaibao took 100% control when Island Creek Coal Company of the United States of America exited the joint venture. Antaibao uses mostly imported mining equipment and produced 14.8 Mt of raw coal during 2004 and 16.4 Mt in 2005. The coal preparation plant processed 15.8 Mt of product coal during 2005. Antaibao open-pit coal mine produces 100% thermal coal with a contracting company employed to conduct pre-stripping operations.

3.7.2 Geology and Mineral Resources

The topography consists of undulating hills with an elevation range from 1,200 to 1,500 m above sea level. The variation is primarily due to the large river systems that wind through the region.

The stratigraphy of the Pingshuo mines is outlined in Table 3-9.

Table 3-9: Stratigraphic Sequence - Antaibao and Anjialing

Stratigraphic Unit	Thickness Range (m)	Average Thickness (m)
Quaternary	0 to 63	25
Tertiary	0 to 59	23
Upper Permian	0 to 148	25
Upper Lower Permian	0 to 97	49
Lower Lower Permian (Shanxi Group)	11 to 98	60
Upper Carboniferous (Taiyuan Group)	57 to 105	79

The Quaternary material is usually unconsolidated and weathered soil, clays, sands and gravel deposited by recent river systems. The Tertiary material, although generally semi-consolidated sediments, has some hard bands of sandy siltstone interspersed throughout the sequence. The Tertiary sediments constitute the bulk of the overburden material and unconformably overlie the Permian sediments.

The #1 seam to the #3 seam belong to the Shanxi Group. Generally the #1 to the #3 seams are either too thin or not present due to being eroded away by the overlying Tertiary sediments. The #4 to the #11 seams are of the Taiyuan Group. Most of the seams are too thin or absent and are not recovered in the mining operations. Only the #4, the #9 and the #11 seams are mined. The #4 seam is often found directly below the unconformity between the Tertiary and Permian sediments. The overburden averages 100 m to the #4 seam, but due to topographic variation the #4 seam can be found as close as 40 m to the surface (see Table 3-10). The top 1 m of the #4 seam is weathered and a parting band at the base of this weathered zone is the marker for the top of the working section.

Table 3-10: Open-pit Seam Statistics - Antaibao

Seam	Thickness Range (m)	Average Thickness (m)	Average Interburden (m)
#4	8 to 14	10	100 (to surface)
#9	10 to 17	14	31
#11	3 to 6	4.5	15

The interburden between the #4 and the #9 seams ranges from 30 to 40 m and is generally comprised of sandstone with minor siltstone and claystone. These sediments are strong, requiring blasting prior to removal. Between the #9 and the #11 seams the interburden ranges from 10 to 20 m. The sediments between the #9 and the #11 seams are generally sandstones and siltstones. The siltstones display abundant pyrite on the bedding planes. As well, extremely hard ironstone nodules (up to 10 centimetres (cm) in diameter) are found to occur in the sandstone sediments which themselves are extremely hard due to silicification.

Structure

The Antaibao area is bound to the east and the west by major faults trending N20°E. Faults within the Antaibao area are small scale (less than 5 m throw), with normal faults trending N15°W, and have little or no affect on the mining recovery of the seams.

Antaibao has one main fold feature 475 m along an axis of N60°W, with dips of 3 to 4 degrees on the flanks of the fold. There is no evidence of igneous activity in the Antaibao coalfield.

Coal Quality

All coal mined at Antaibao produces thermal coal products, primarily for power station use. Although the majority of products are utilised in the domestic market, the lower ash products are generally sold on the export market.

All ROM coal is washed through a dense medium cyclone wash plant at the mine site (see Coal Processing section for more details). The typical quality parameters of each seam are summarised in Table 3-11.

Table 3-11: Typical Coal Quality - Antaibao Open-pit Seams

Seam	Inherent Moisture % (ad)	Raw Ash % (ad)	Washed Ash F1.60 % (ad)	Raw Sulphur % (ad)	Washed Sulphur % (ad)
#4	2.8	27.0	14.0	0.40	0.68
#9	2.1	25.0	13.0	1.50	2.18
#11	2.0	33.0	14.5	3.00	2.17

Resource Estimation

There have been three phases of drilling at Antaibao, each having different levels of reliability in terms of seam tonnage and coal quality.

In the 1960s drilling was performed by the Chinese Central Government using NQ-size (47.6 mm diameter) core drilling equipment. These boreholes were found to have a low core recovery rate (usually less than 90%) but are considered to be reasonably reliable in terms of coal thickness (due to the use of geophysical logs). In the resource estimation process, government boreholes were given a lower reliability rating in accordance with the Chinese Resource Estimation rules.

The second drilling program was conducted in the 1980s using a drilling rig imported from the United States of America. This rig provided PQ-size (85 mm diameter) and proved to be successful in attaining a coal seam recovery rate greater than 95% on average. If the core recovery was lower, the borehole was re-drilled.

The third drilling program commenced in the 1990s and continues on an ongoing basis. The drilling techniques of the 1980s program are the same as used in the third program. A geologist is in attendance at the drilling rig at all times to record chip samples and to determine coring intervals. Seams are sampled as one complete ply for analytical testing and average borehole spacing is 300 m.

Therefore, in terms of reliable data, the boreholes of the 1980s and 1990s (to current) are regarded as highly reliable data points for use in the estimation of coal resources.

The parameters used to estimate coal reserves for all the Pingshuo Coal mines are as follows:

- Minimum coal seam thickness of 1 m
- Maximum ash content of 40% (air dried)
- Maximum sulphur content of 3%
- Tonnage is calculated using coal density only and does not include partings (e.g. for the #11 seam, actual density ranges from 1.5 tonnes per cubic metre (t/m^3) to 1.7 t/m^3, but for resource calculations, a density of 1.42 t/m^3 is used)
- Partings greater than 5 mm within a coal seam have been excluded from the thickness used to estimate coal resources
- For areas where no coal was found or where coal is oxidised, the reserve estimate projects coal to half-way between drill holes
- For known faults with 10 m throw or greater, a zone of 50 m either side of the fault is down-graded to the next category

The coal resources for Antaibao mine are shown in Table 3-12 and were current as at 30 June 2006.

Table 3-12: Coal Resources - Antaibao Open-pit

Seam	Resources (Mt) Measured	Indicated	Inferred	Total Resources (Mt)	Mineable Resources (Mt)
#4	28	15	15	58	43
#9	93	0	0	93	93
#11	30	0	0	30	30
Total	**151**	**15**	**15**	**181**	**166**

3.7.3 Coal Reserves

SRK has applied a 95% mining recovery factor to the coal resources to allow for those resources which will not be accessible in a practical mine design, such areas as final batters and pit end-walls. Mining loss and mining dilution factors have also been applied to calculate recoverable reserves. A saleable recovery percentage was then applied to calculate marketable reserves. The resulting coal reserves are shown in Table 3-13.

Table 3-13: Coal Reserves - Antaibao Open-pit

Mining Recovery (%)	Proved Reserve (Mt)	Probable Reserve (Mt)	Proved + Probable Reserve (Mt)	Mining Loss (%)	Mining Dilution (%)	Recoverable Reserves (Mt)	Saleable Recovery (%)	Marketable Reserves (Mt)
95	143	14	158	13	10	151	87	131

3.7.4 Mining and Operations

The length of the Antaibao mining area is 4.9 km and the width 2.1 km with the depth of the pit varying between 180 and 240 m. The layout of the seams and open-pit mines is shown in Figure 3-1.


Surface
Overburden replaced in mined area
Overburden Mining Bench
Coal Mining Bench
100m Overburden
8 - 14m
COAL SEAM
Parting 30 - 40m
10 - 17m
COAL SEAM
Parting 10 - 20m
3 - 6m
COAL SEAM

Figure 3-1: General Diagram of Antaibao and Anjialing Open-pit Coal Mines

Antaibao open-pit coal mine uses modern truck and shovel mining methods to remove waste and to mine coal from the #4, #9 and the #11 coal seams. In the pit, drilling is completed by 9 Ingersoll Rand mast drills which can drill the 15 m bench in one pass. Blasting is done using non-electric initiation and ammonium nitrate/fuel oil (ANFO) explosive. 13 P&H 2800XPB electric shovels load blast waste rock into a fleet of trucks of 150 t to 170 t capacity. The truck fleet is a mixture of Caterpillar 789, Dresser R190 and Komatsu 730E trucks. The total truck fleet consists of 125 trucks with 89 trucks in operation at the same time. The mining process at Antaibao mine is supported by 32 track dozers, 14 tyre dozers, 7 graders and 6 water trucks. The strip ratio in 2005 was 6.12 m^3 of waste to 1 t of in-situ coal (6.12:1). Coal is loaded into the truck fleet by 11 front-end loaders (FELs). The trucks transport the coal up the ramp to a dump hopper. The trucking distance is reduced by the dump hopper being located close to the top of the ramp.

Coal loss during mining is estimated by the company at 12.6% and dilution by waste rock is estimated at 10%. Historical production statistics are shown in Table 3-14.

Table 3-14: Mine Production History, 2003 to 30 June 2006 – Antaibao Open-pit

		2003	2004	2005	30 June 2006
Pre-strip	million m^3	13.23	33.55	29.25	11.75
Overburden and inter-burden removed	million m^3	74.33	60.64	71.42	43.97
Total Waste	million m^3	87.56	94.19	100.67	55.72
Strip Ratio	m^3/t	6.43	6.37	6.12	5.92
Total Raw Coal Mined	**Mt**	**13.61**	**14.78**	**16.44**	**9.41**

3.7.5 Infrastructure

Electrical power is supplied to Antaibao mine by a connection to the provincial government-owned grid. The 220 kilovolt (kV) supply is fed through the Pushang substation which is situated 13 km from the mine site. The substation is equipped with a 240 megavolt-ampere (MVA) transformer and feeds the mine at 110 kV via overhead lines. The power supply is stepped down from 110 to 35 kV and subsequently to 6 kV for supply to the open-pit mines. The power supply to site is very reliable with minimum negative impact to the mining operation.

The water source for the Antaibao mine is a borefield at Liujiakou in which 10 bores have been drilled with a production capacity of 34 megalitres (Ml)/day. The borefield is 7 km from the mine and also supplies water to Anjialing open-pit and underground coal mines. Water for domestic use in town is supplied by separate boreholes. The mines are reported to have a usage of 19 Ml/day and 3 Ml/day is also supplied to external parties. At times, the usage can rise to near the capacity of the borefield, but storage facilities of 18 Ml are available on surface. A supplementary water supply is available from the nearby town of Gengzhuang but has not been required recently. Pingshuo Coal is considering construction of a dam on a local river as an alternative supply source for both mines. An application for government approval for this dam construction has been submitted.

3.7.6 Capital and Operating Costs

The historical and forecast capital expenditure for Antaibao open-pit mine is indicated in Table 3-15 and the average annual historical operating expenditure in Table 3-16. Although the cash operating cost has been increasing over the past three years, Antaibao open-pit achieved very competitive unit cost results with the high levels of production realised.

Table 3-15: Capital Expenditure – Antaibao Open-pit

Operating Company and Mine	Mining Method	Capital Expenditure (RMB Million)					
		2003	2004	2005	2006	2007	2008
Pingshuo Coal Company							
Antaibao	OP	87	116	258	652	352	463

Table 3-16: Average Annual Mine Cash Costs – Antaibao Open-pit

Operating Company and Mine	Mining Method	Cash Operating Cost (RMB/tonne)		
		2003	2004	2005
Pingshuo Coal Company				
Antaibao	OP	49.55	60.05	77.67

3.8 Anjialing Open-pit Mine

3.8.1 Introduction

Construction at the Anjialing open-pit mine started in May 1998 with production commencing in 2001. Conditions are very similar to Antaibao as the mines are located adjacent to one another and similar seams, i.e. #4 seam, #9 seam and #11 seam, are mined. The mine mainly uses imported equipment and has significantly increased production since 2002 to produce 14.5 Mt during 2004 and 15 Mt in 2005. The mine has adopted a staffing approach of employing young people and actively trains young graduates for the company. A contracting company is employed to conduct pre-stripping operations.

3.8.2 Geology and Mineral Resources

The topography consists of undulating hills with an elevation range from 1,160 to 1,410 m above sea level. The variation is primarily due to the large river systems that wind through the region.

The stratigraphy of Anjialing coal mine is outlined in Table 3-17. The Quaternary and Tertiary material is similar to that at Antaibao. The seams mined in Anjialing are the same as those mined at Antaibao, with the addition of #7 seam which is found in mineable localities. There is less weathering of the top of the #4 seam in Anjialing than in Antaibao.

Table 3-17: Seam Statistics - Anjialing Open-pit

Seam	Thickness Range (m)	Average Thickness (m)	Average Interburden (m)
#4	0.8 to 18.9	9.45	100 (to surface)
#7	0.0 to 2.39	0.59	19
#9	8.2 to 22.4	14.4	11
#11	2.1 to 9.8	4.2	15

The interburden between the #4 and the #9 seams ranges from 30 to 40 m and generally comprises sandstone with minor siltstone and claystone. These sediments are fresh and competent, requiring blasting prior to removal.

The #7 seam occurs sporadically throughout the Anjialing lease, and will be mined in areas where it is thicker than 0.3 m and economically viable.

Between the #9 and the #11 seams the interburden ranges from 10 to 20 m. Sediments between the #9 and the #11 seams are generally sandstones and siltstones. The siltstones display abundant pyrite on the bedding planes. As well, extremely hard ironstone nodules (up to 10 cm in diameter) are found to occur in the sandstone sediments which themselves are extremely hard due to silicification.

Structure

Anjialing geology is more structurally complex than that of Antaibao. At Anjialing, a series of synclines and anticlines cross the area. A major syncline/anticline feature strikes ENE and stretches some 6 km in length, with dips between 5 and 9 degrees. Smaller synclines are oriented NS and EW.

A series of reverse and normal faults are generally found striking in a NNE or NE direction. These faults have significant vertical displacements ranging from 10 to 125 m. These faults will modify the shape and economics of the open-pit design, but will not significantly affect the overall reserves of the mine. There is no evidence of igneous activity in Anjialing coalfield.

Coal Quality

As in Antaibao, all the coal mined at Anjialing produces thermal coal products.

All the ROM coal is washed through a dense medium cyclone wash plant at the mine site (see Coal Processing section for more details). The typical quality parameters of each seam are summarised in Table 3-18.

Table 3-18: Typical Coal Quality - Anjialing Open-pit Seams

Seam	Inherent Moisture % (ad)	Raw Ash % (ad)	Washed Ash % (ad)	Raw Sulphur % (ad)	Washed Sulphur % (ad)
#4	2.8	27.0	17.0	0.61	0.68
#7	2.3	24.7	16.0	3.11	2.30
#9	2.1	22.4	15.0	2.19	2.18
#11	2.0	29.8	18.0	2.75	2.17

Resource Estimation

As Anjialing commenced construction in 1998, the drilling program was executed as recently as the 1990s using a drilling rig imported from the United States of America. Consequently, all boreholes have a high level of reliability due to the excellent core recovery achieved.

The coal resources for Anjialing mine are shown in Table 3-19 and were current as at 30 June 2006.

Table 3-19: Coal Resources – Anjialing Open-pit

Seam	Resources (Mt)			Total Resources (Mt)	Mineable Resources (Mt)
	Measured	Indicated	Inferred		
#4	51	184	147	382	235
#7	3	15	25	43	18
#9	144	206	263	613	350
#11	49	70	58	177	119
Total	**247**	**475**	**493**	**1,215**	**722**

3.8.3 Coal Reserves

Similar recovery factors, mining dilution factors and mining losses to Antaibao as indicated in Section 3.7.3 were applied to determine the coal reserves for Anjialing. The resulting figures are shown in Table 3-20.

Table 3-20: Coal Reserves - Anjialing Open-pit

Mining Recovery (%)	Proved Reserve (Mt)	Probable Reserve (Mt)	Proved + Probable Reserve (Mt)	Mining Loss (%)	Mining Dilution (%)	Recoverable Reserves (Mt)	Saleable Recovery (%)	Marketable Reserves (Mt)
95	235	451	686	13	10	656	87.1	572

3.8.4 Mining and Operations

The Anjialing mining operation covers an area of 48 km^2 with the pit bottom in 2005 being mined to a length of 900 m. The layout of the seams and open-pit mines is shown in Figure 3-1. Anjialing coal mine uses standard truck and shovel mining methods. Pre-stripping is completed by a local contractor using a fleet of 5 m^3 FELs and 25 t capacity trucks. In the pit, drilling is completed by 10 Ingersoll Rand mast drills which can drill the 15 m bench in one pass. Blasting is done using non-electric initiation and ANFO explosive. Seven P&H 2800XPB electric shovels load blasted waste rock into a fleet of trucks of 150 to 170 t capacity.

The fleet of 49 trucks is a mixture of Caterpillar 789C, Dresser Haulpack and Komatsu 730E trucks. Anjialing open-pit also operates 13 track dozers, 4 tyre dozers, 5 water trucks and 8 graders. The strip ratio in 2005 was 4.6 m^3 waste to 1 t of in-situ coal (4.6:1). Coal is loaded by two FELs. The trucks transport the coal up the ramp to a dump hopper. The trucking distance is reduced by the dump hopper being located close to the top of the ramp.

Historical production statistics are shown in Table 3-21 below.

Table 3-21: Mine Production History, 2003 to 30 June 2006 – Anjialing Open-pit

		2003	2004	2005	30 June 2006
Pre-strip	million m^3	14.96	25.29	20.14	21.72
Overburden and inter-burden removed	million m^3	36.29	45.13	48.90	21.05
Total Waste	million m^3	51.25	70.42	69.04	42.77
Strip Ratio	m^3/t	4.65	4.81	4.60	4.64
Total Raw Coal Mined	**Mt**	**11.01**	**14.45**	**15.01**	**9.22**

3.8.5 Infrastructure

Electrical power is provided to Anjialing mine from the same grid supplying Antaibao open-pit mine with similar reliability. Due to the large demand from electric shovels, electric drills, the CPP and the worksite, Pingshuo Coal receives preferential supply reliability from the provincial suppliers.

The water source for the Anjialing mine is the same borefield which supplies Antaibao coal mine. To conserve water supplies, Anjialing has constructed a dam on the mine site to retain some flood waters during the wet months of June to August every year.

3.8.6 Capital and Operating Costs

Historical capital expenditure for Anjialing open-pit has been reported as a combined number with Anjialing underground mine as indicated in Table 3-22. Planned capital expenditure until 2008 has been indicated separately. Similar to Antaibao open-pit mine, cash operating cost has increased since 2003, but Anjialing open-pit has historically achieved very competitive unit cost results as indicated in Table 3-23.

Table 3-22: Capital Expenditure - Anjialing Open-pit and Underground

Operating Company and Mine	**Mining Method**	**Capital Expenditure (RMB Million)**					
		2003	**2004**	**2005**	**2006**	**2007**	**2008**
Pingshuo Coal Company							
Anjialing	OP	539	953	838	353	315	463
Anjialing	UG				830	426	470

Table 3-23: Average Annual Mine Cash Costs - Anjialing Open-pit

Operating Company and Mine	Mining Method	Cash Operating Cost (RMB/tonne)		
		2003	2004	2005
Pingshuo Coal Company				
Anjialing	OP	29.90	39.33	56.29

3.9 Anjialing Underground Mine

3.9.1 Introduction

The Anjialing underground mine is an extension of the Anjialing open-pit operation to curb the higher strip ratios in this part of the coal reserve. Construction commenced in 2003 and the mine produced 8.7 Mt during 2005. The underground mine consists of two shaft systems (No. 1 and No. 2 shaft), which are totally independent of each other for ventilation, coal conveyance and man and material transport and access purposes. Each shaft is equipped with a longwall mining system cutting at 3.2m, while both utilise the top coal caving method of heights up to 10 m.

The design capacity of the mine incorporating both shaft systems and including upgrades to infrastructure and expansion to production equipment, has been estimated at 20 Mtpa through a feasibility study completed by the Design Institute in October 2005. Pingshuo Coal plans to invest RMB1,726 M from 2006 to 2008 as sustaining capital and to implement two additional longwall systems and upgrade current infrastructure to increase production from the two shafts to a combined 20 Mtpa during 2008. Mining is currently done in the #4 and the #9 seam at No. 1 shaft and in the #9 seam at No. 2 shaft.

3.9.2 Geology and Mineral Resources

The topography consists of undulating hills and is similar to that of Anjialing.

The stratigraphy of Anjialing Underground coal mines is outlined in Table 3-24. The Quaternary and Tertiary material is similar to that at Anjialing open-pit mine. The seams mined in Anjialing Underground are the $\#4^1$, the $\#4^2$, the #9 and the #11 seams. The #4 seam has split into the $\#4^1$ and the $\#4^2$ seams in Anjialing underground. There is little or no weathering of the top of the $\#4^1$ seam in Anjialing underground.

Table 3-24: Seam Statistics - Anjialing Underground Mine

Seam	Thickness Range (m)	Average Thickness (m)	Average Interburden (m)
$\#4^1$	4.6 to 14.4	7.3	100 (to surface)
$\#4^2$	0.9 to 4.8	3.1	1
#9	9.9 to 16.5	13.8	45
#11	0.4 to 7.7	3.7	15

The interburden between the $\#4^1$ and the $\#4^2$ seams ranges from 0.5 to 2 m and generally comprises siltstone and claystone.

Between the $\#4^2$ and the #9 seams the interburden ranges from 40 to 50 m, generally consisting of sandstones and siltstones. It is considered that this interval is adequately thick and competent to allow for the subsequent extraction of the #9 seam.

Between the #9 and the #11 seams the interburden ranges from 10 to 20 m. The sediments between the #9 and the #11 seams are generally sandstones and siltstones which are quite strong due to the siliceous cement. It is considered that this interval is also adequately competent to allow for the subsequent extraction of the #11 seam.

Structure

Anjialing underground geology is not as structurally complex as that of Anjialing open-pit. At Anjialing underground, one major syncline crosses the area striking N50°E and stretching for some 6.75 km in length, with dips from 5 to 12 degrees.

Two major faults have been delineated at this stage from exploration drilling. Fault F25 is a normal fault striking N20°E, stretching for 1.5 km in length and with vertical displacements ranging from 40 m to 60 m. Fault F30 is also a normal fault striking N45°W, stretching for 1.1 km in length and with a vertical displacement of 20 m. F30 will only affect Anjialing underground over a 95 m interval. There is no evidence of igneous activity in Anjialing underground coalfield.

Coal Quality

As in Anjialing open-pit, all the coal mined at Anjialing underground produces thermal coal products.

All the ROM coal is washed through a dense medium cyclone wash plant at the mine site (see Coal Processing section for more details). The typical quality parameters of each seam are summarised in Table 3-25. Coal quality at Anjialing underground is very similar to that of Anjialing open-pit.

Table 3-25: Typical Coal Quality - Anjialing Underground Seams

Seam	Inherent Moisture % (ad)	Raw Ash % (ad)	Washed Ash F1.60 % (ad)	Raw Sulphur % (ad)	Washed Sulphur % (ad)
#4[1]	2.8	27.0	17.0	0.61	0.55
#4[2]	2.8	37.0	20.0	0.61	-
#9	2.1	22.4	15.0	2.19	1.70
#11	2.0	29.8	18.0	2.75	2.00

Gas

Methane gas concentration levels have not been measured in the #9 and #11 seams, however gas monitoring in the #4[1] seam indicates low levels (0.01 to 0.03%) of methane, which is expected to be the general case for the rest of the #4[1] and #4[2] seams.

Resource Estimation

As Anjialing underground is a relatively new project, the drilling program was executed as recently as the 1990s using a drilling rig imported from the United States of America. Consequently, all boreholes have a high level of reliability due to the excellent core recovery achieved.

The coal resources for Anjialing underground mine are shown in Table 3-26 and were current as at 30 June 2006.

Table 3-26: Coal Resources - Anjialing Underground

Seam	Resources (Mt)			Total Resources (Mt)	Mineable Resources (Mt)
	Measured	Indicated	Inferred		
#4[1]	80	0	7	87	80
#4[2]	0	24	1	25	24
#9	127	0	15	142	127
#11	24	0	7	31	24
Total	**231**	**24**	**30**	**285**	**255**

3.9.3 Coal Reserves

SRK has applied a 75% mining recovery factor to the coal resources to allow for those resources which will not be accessible in a practical mine design. This has been assumed to allow for areas which will not be mineable or fully extractable, such as faults and intrusions, gateroads, main development entries etc.

A recovery factor of 80% has been applied as a mining loss based on the practical experience gained with the top coal caving method applied to mining heights in excess of 10m during the last year, and mining dilution factors have also been applied to calculate recoverable reserves. A saleable recovery percentage was then applied to calculate marketable reserves. The resulting coal reserves are shown in Table 3-27.

Table 3-27: Coal Reserves - Anjialing Underground

Mining Recovery (%)	Proved Reserve (Mt)	Probable Reserve (Mt)	Proved + Probable Reserve (Mt)	Mining Loss (%)	Mining Dilution (%)	Recoverable Reserves (Mt)	Saleable Recovery (%)	Marketable Reserves (Mt)
75	173	18	191	20	10	168	87	146

3.9.4 Mining and Operations

Anjialing underground mine utilises the longwall mining method of extraction with top coal caving behind the hydraulic shields. Coal is extracted at 3.2 m height with the shearer, and coal left in the roof up to a thickness of 10 m cave in when the shields are advanced. This coal is transported with a separate armoured face conveyor (AFC) installed behind the shields, and conveyed through a crusher before the coal is loaded onto a conveyor for transport to surface.

The longwall system at No.1 shaft commenced production during 2004 and produced 913,000 t combined with development production. The longwall system at No. 2 shaft was commissioned during May 2005, with a combined production of 8.7 Mt achieved between the two systems during 2005 as indicated in Table 3-28. Planned maintenance in the mining panels is scheduled every morning from 08:00am to 12:00pm. All longwall mining equipment has been manufactured and supplied locally in China, except for internationally supplied high-pressure pumps and switchgear. The shearer models are MGTY400/930-3.3D with 800 t, ZFS8000/23/37 shields installed along the mining faces. Pingshuo Coal has planned for additional capital expenditure of RMB360 M during 2006 to install two additional longwall systems and ancillary equipment at each shaft respectively, to achieve the increased production capacity of 20 Mtpa in 2008. The implementation of the second longwall system at No. 1 shaft occurred in August 2006 and the additional system at No. 2 shaft is planned to occur during early 2007.

Table 3-28: Mine Production History, 2003 to 30 June 2006 – Anjialing Underground

	2003	2004	2005	30 June 2006
Total Output (Mtpa)	-	0.91	8.70	6.57
Development (m)	-	-	23,867	15,885

Development in the mine is done by a combination of fully mechanised mining systems and blasting operations. The mechanised development panels are equipped with Chinese supplied S-150 roadheaders and the panels utilise continuous haulage for conveyance and hand bolting practices for roof support. Primary development of roadways is conducted with blasting methods.

The longwall faces are approximately 240 m wide and up to 3 km long. The life of mine extends to the western part of the reserve block and longwall panels in this area have been designed up to 6 km long.

Ground conditions are generally good except for localised areas where faults and intrusions occur in the coal seam. Standard bolting patterns require the installation of anchor and cable bolts with mesh as required for specific conditions and steel arches are utilised at spacings of between 0.3 and 2.7 m when required. Standard bolting requirements were displayed in the development panel during SRK's site visit.

No stonedusting practices are employed at the mine. Sidewalls and roof are washed down periodically with water according to the requirements of Chinese legislative requirements. Water barriers are in use as required by local legislation.

Ventilation quantities are generally lower than international standards but comply with local requirements. The quantity reported for the longwall panel is 25 cubic metres per second (m^3/sec) and for the development panel 5 m^3/sec. Low methane levels were reported and detected underground. In-time methane monitoring is available on the surface in a centralised control room and equipment underground is interlocked to trip power when methane levels exceed 1% concentration. Heat is generated during winter months and pumped into the mine to curb the extremely cold conditions experienced during winter.

Dust measurements are taken twice per month and are kept in compliance with legislation. No excessive dust levels were obvious underground during SRK's site visit.

Anjialing underground mine utilises modern methods of transportation which allow for lower installation and maintenance cost with flexibility to adapt to production and operational requirements. Coal is transported from the panels to surface by rubber belt conveyor systems and personnel and material are transported by diesel rubber-tyred equipment. Diesel equipment utilised underground complies with statutory flameproof requirements.

3.9.5 Infrastructure

The underground mine is equipped with six shafts. No.1 shaft system has two incline shafts, one for coal conveyance by conveyor belt to surface and one for men and material transport. The third shaft is vertical for ventilation extraction from the mining area. No.2 shaft is also equipped with three shafts, with all three constructed as incline shafts.

Capital of RMB2.6 M has been provided during 2006 for additional stockholding of conveyor equipment and parts to ensure minimum impact on the increased production capacity due to possible delays on the coal conveyor systems. China Coal acknowledges the importance of high capacity and reliable incline conveyor systems to convey the coal from underground to surface, and distribute the coal to the various coal handling stations on surface. Therefore, additional capital expenditure of RMB73.4 M (RMB25.6 M for No.1 shaft and RMB47.8 M for No.2 shaft) has been provided during 2007 to increase the belt widths at both incline shafts to 2.0m and increase conveyance capacity to approximately 6,000 tph each. Both conveyor systems will be equipped with variable frequency 'soft start' drive systems and the capital provision includes upgrading and replacement of the conveyor drives and control systems as required. The replacement and upgrade plan allows six months for placement of orders and delivery to site, with one month allocated per shaft system to remove the existing conveyor system and replace with the upgraded system. China Coal has reported that it is in the process of planning an increase in production levels during the remaining 11 months of 2007 to ensure minimum negative impact on forecast production levels for the year.

The feasibility study further indicated that the current ventilation capacity at No.2 shaft will require doubling to provide for the ventilation requirements with an increased production capacity of 10 Mtpa. It has been established that this will be achievable by adjusting blade angles on the surface fan, however Pingshuo Coal additionally provided for capital investment in 2007 to the value of RMB1.8 M to install a higher capacity ventilation system and ensure a more reliable system with redundancy.

As reported, the water supply network for the underground mine is similar to the open-pit mines'. Water is recycled for underground use through a surface dam. The approval for the expansion of the water supply network will also serve the underground mine.

The current power supply system has been reliable after a few minor problems were rectified during 2004. The same power supply network for the open-pit mines is used for the underground mine and reports on reliability are consistent with feedback from the open-pit operations. Power is supplied via the two surface substations and supplied to the underground mine at 35 kV. Four lines supply the underground network and the feeds are transformed to 10 kV through two underground 1,250 kVA transformers and distributed to the underground workings. The installed capacity of the supply network currently exceeds the maximum usage of the mine. Pingshuo Coal has provided for additional capital expenditure of RMB25 M during 2006 to upgrade the current distribution system to allow for the increased capacity envisaged for the mine in future.

3.9.6 Capital and Operating Costs

Capital and operating costs for Anjialing underground mine are shown in Table 3-29 and Table 3-30. Anjialing underground mine commenced operations in 2004, with 2005 the first year to measure and report representative unit operating costs. Production figures increased sharply from 2004 resulting in a very competitive cost result for an underground operation as indicated for 2005. Capital expenditure has been planned separately from Anjialing open-pit mine from 2006 onwards, and an increased expenditure has been allowed for 2006 to fund the upgrading of equipment and infrastructure to increase the production capacity of the mine.

Table 3-29: Capital Expenditure – Anjialing Underground

Operating Company and Mine	Mining Method	Capital Expenditure (RMB Million)					
		2003	2004	2005	2006	2007	2008
Pingshuo Coal Company							
Anjialing	OP	539	953	838	353	315	463
Anjialing	UG				830	426	470

Table 3-30: Average Annual Mine Cash Costs – Anjialing Underground

Operating Company and Mine	Mining Method	Cash Operating Cost (RMB/tonne)		
		2003	2004	2005
Pingshuo Coal Company				
Anjialing	UG	-	-	69.07

3.10 Antaibao Underground Mine

3.10.1 Introduction

Pingshuo Coal commenced the establishment of an underground mine to the north of the current Antaibao open-pit mine during 2005. Two of the three shaft systems have been developed to the coal seam and the auxiliary shaft construction has commenced but has been awaiting the anticipated government approval for a mining licence by October 2006 before completion. A mining licence has subsequently been received, dated 30 August 2006.

A feasibility study was completed by the Design Institute in November 2004 to establish an underground operation with an annual capacity of 8 Mt. A schedule of implementation and commissioning indicates the commencement of one longwall operation 14 months after government approval has been received, with a second longwall unit commencing production 12 months later.

The feasibility study provides for the extraction of the total seam with top coal caving methods similar to the highly successful method applied at the adjacent and operating Anjialing underground mine.

As the mining licence for Antaibao underground has been issued earlier as anticipated on 30 August 2006, China Coal management has indicated that all available resources will be applied to further improve on the construction and implementation schedule of the longwalls, and commence production within a reduced timeline compared to that indicated in the feasibility study. It has also been indicated that plans are being developed to implement the two longwall systems simultaneously to reach maximum production levels in the shortest possible time period.

Total project value has been estimated at RMB1.013 Billion with RMB296 M expended up to the end of 2005.

3.10.2 Geology and Mineral Resources

The topography consists of undulating hills and broad valleys and is similar to that of Antaibao open-pit mine.

The stratigraphy of Antaibao underground coal mine is outlined in Table 3-31. The Quaternary and Tertiary material is similar to that at Antaibao open-pit mine. The seams mined in Antaibao underground are the #4 and the #9, while it is planned to mine the #11 seam in the future. There appears to be a washout zone in the #11 seam in the northern part of the area where the seam thins to 0.35 m. Coal less than 0.7 m in this area has been excluded from the resource, however China Coal plans to utilise ploughs or similar technology to mine the thinner areas of the #11 seam between 0.7 and 1.5 m thickness. There is some weathering of the top of the #4 seam in Antaibao underground and these weathered areas have been defined by the borehole data and excluded from the resource estimation.

Table 3-31: Seam Statistics - Antaibao Underground

Seam	Thickness Range (m)	Average Thickness (m)	Average Interburden (m)
#4	5.1 to 15.9	10.5	120 (to surface)
#9	6.7 to 18.6	12.8	40
#11	0.95 to 6.5	2.9	15

The interburden between the #4 and the #9 seams averages 38 m to 40 m and generally consists of sandstones and siltstones. It is considered that this interval is adequately thick and competent to allow for the subsequent extraction of the #9 seam.

Between the #9 and the #11 seams the interburden ranges from 10 m to 20 m. The sediments between the #9 and the #11 seams are generally sandstones and siltstones which are quite strong due to the siliceous cement. It is considered that this interval is also adequately competent to allow for the subsequent extraction of the #11 seam.

Seams #6, #8 and #10 have some areas of potential resources, however they are generally thin seams (about 1m thick), have limited aerial extent and have limited borehole data available. Therefore, these three seams have been excluded from the resource estimation for the Antaibao underground mine.

Structure

From the current borehole data and resultant structural contour plans of each seam roof, it is deduced that Antaibao underground geology is not structurally complex. The seams are generally flat with the average dip of 5 degrees near the subcrop and less than 2 degrees further down dip. At Antaibao underground, one major fault near the southern boundary of the project area trends East-West and stretches for some 5 km in length. Resources for the project have excluded coal south of the fault.

Minor faults have been delineated but their location and displacement have yet to be accurately defined. These minor faults are expected to have little impact on the mining operations.

Coal Quality

As in Antaibao open-pit, all the coal mined at Antaibao underground will produce thermal coal products.

All the ROM coal will be washed through a heavy-dense medium cyclone wash plant at the mine site (see Coal Processing section for more details). The typical quality parameters of each seam are summarised in Table 3-32. The coal quality at Antaibao underground is very similar to that of Antaibao open-pit.

Table 3-32: Typical Coal Quality - Antaibao Underground Seams

Seam	Inherent Moisture % (ad)	Raw Ash % (ad)	Washed Ash % (ad)	Raw Sulphur % (ad)	Washed Sulphur (ad)
#4	2.0	28.0	8.1	0.42	0.48
#9	2.2	20.7	7.1	2.46	1.05
#11	2.5	23.9	-	2.02	1.27

Gas

Gas samples have been taken for seams #4 and #9 from the boreholes drilled in the Antaibao underground area. All tests indicate very minor volumes of gas (generally less than 1 m^3/tonne) and minor methane content (<5%). No results were available for the #11 seam at the time of writing to assess the concentration of gas in this seam.

Methane gas monitoring in the #4 and #9 seams indicates low levels (0.01 to 0.03%) of methane, which is expected to be the general case for the rest of the resource for these seams.

Resource Estimation

Two phases of drilling were completed in the Antaibao underground mining area. Most of the boreholes were drilled in the 1980s, and subsequently 12 boreholes were completed in 2005. The quality of the results is similar in both programs. Generally the core recovery was less than 90%.

The parameters used to estimate the coal reserves are as follows:

- Minimum coal seam thickness of 0.7 m

- Maximum ash content of 40% (air dried)
- Maximum sulphur content of 3%
- Tonnage is calculated using coal density only and does not include partings (e.g. for the #11 seam, actual density ranges from 1.5 to 1.7 t/m^3, but for resource calculations, a density of 1.42 t/m^3 is used)
- Partings greater than 5 mm within a coal seam have been excluded from the thickness used to estimate the coal resources
- For areas where no coal was found or where coal is oxidised, the reserve estimate projects coal to half-way between drill holes
- For known faults with 10 m throw or greater, a zone of 50 m either side of the fault is down-graded to the next category

A MOLAR approved resources report was completed in 2006 for the northern half of Antaibao underground. However, as the report for the other half of the deposit was not finalised at the time of writing this report, resource estimates are conservatively based on the MOLAR approved report dated 2004.

The coal resources for the Antaibao underground coal mine are shown in Table 3-33 and were current as at 30 June 2006.

Table 3-33: Coal Resources - Antaibao Underground

Seam	Resources (Mt)			Total	Mineable
	Seam Measured	Indicated	Inferred	Resources (Mt)	Resources (Mt)
#4	94	96	115	305	190
#9	231	143	170	544	374
#11	41	56	60	157	97
Total	**366**	**295**	**345**	**1,006**	**661**

3.10.3 Coal Reserves

SRK has applied a 75% mining recovery factor to the coal resources to allow for those resources which will not be accessible in a practical mine design. This has been assumed to allow for areas which will not be mineable or fully extractable, such as faults and intrusions, gateroads, main development entries etc. A recovery factor of 80% has been applied as a mining loss based on the practical experience gained with the top coal caving method applied to mining heights in excess of 10 m at Anjialing underground during the last year, and mining dilution factors have also been applied to calculate recoverable reserves. A saleable recovery percentage was then applied to calculate marketable reserves. The resulting coal reserves are shown in Table 3-34.

Table 3-34: Coal Reserves - Antaibao Underground

Mining Recovery (%)	Proved Reserve (Mt)	Probable Reserve (Mt)	Proved + Probable Reserve (Mt)	Mining Loss (%)	Mining Dilution (%)	Recoverable Reserves (Mt)	Saleable Recovery (%)	Marketable Reserves (Mt)
75	275	221	496	20	10	436	87	380

3.10.4 Mining and Operations

According to the feasibility study, longwall production is planned to commence 14 months after government approval for a mining licence has been received. Construction of the shaft systems commenced during the first half of 2005 and orders have already been placed for three roadheader machines to enable development activities to commence immediately after approval has been received.

Mining will commence in the #9 seam and the mining schedule indicates the commissioning of a second longwall system a year later in the #4 seam. A feasibility study was completed in November 2004 to this effect, forecasting the mine to reach 8 Mtpa at full production levels. The longwall systems will be set up to cut at 3.2 m high with the rest of the coal seam to be extracted with the top coal caving method.

It has been budgeted to implement similar modern transport arrangements with rubber-tyred vehicles to those successfully implemented at Anjialing underground mine.

3.10.5 Infrastructure and Coal Processing

Three shaft systems are planned for Antaibao underground mine. All three shafts are incline shafts, with the following levels of development advance completed in June 2006:

- Main shaft for coal conveyance at 14 degrees – reached the #9 seam with a length of 487 m
- Auxiliary shaft for transport of men and material at 5.5 degrees – developed 240 m and awaiting government approval. Total shaft length to the #9 seam is planned at 1,300 m
- Ventilation shaft at 20 degrees – length of 359 m and intersected the #9 and the #11 seam

The main shaft reaches the surface within the confines of the Muguajie CPP providing for limited overland conveyance of the ROM coal to the wash plant for processing.

3.10.6 Capital Costs

The forecast capital for the Antaibao underground mine are shown in Table 3-35. Capital expenditure is predicted to increase further during 2006 and peak at almost RMB400 M in 2007 with the installation of the longwall unit.

Table 3-35: Capital Expenditure - Antaibao Underground

Operating Company and Mine	Mining Method	Capital Expenditure (RMB Million)					
		2003	2004	2005	2006	2007	2008
Pingshuo Coal Company							
Antaibao	UG	-	68	228	298	390	29

3.11 Pingshuo East (Donglutian Project – Pingshuodong Open-pit)

3.11.1 Introduction

A request for a feasibility study of the mine was submitted to the Design Institute by Pingshuo Coal at the end of April 2005 with the report completed in June 2005. Verification and approval of the feasibility study report was expected to determine the mining method and other detailed information.

Pingshuo Coal has received approval to mine an area of 48.7 km^2 within the lease, and is presently awaiting a mining licence. Preliminary construction activities and the establishment of services have commenced during 2006 to enable pre-stripping operations.

3.11.2 Geology and Mineral Resources

The topography consists of undulating hills and is similar to that of Anjialing open-pit mine.

Table 3-36: Stratigraphic Sequence – Pingshuo East

Stratigraphic Unit	Thickness Range (m)	Average Thickness (m)
Quaternary	0 to 63	25
Tertiary	0 to 59	23
Upper Permian	0 to 148	25
Upper Lower Permian	0 to 97	49
Lower Lower Permian (Shanxi Group)	11 to 98	60
Upper Carboniferous (Taiyuan Group)	57 to 105	79

The Quaternary and Tertiary material is similar to that at Anjialing. The seams to be mined in Pingshuo East are the #4, #5, #6, #7, #8, #9 and the #11 seams. There is little weathering off the top of the #4 seam.

Table 3-37: Seam Statistics – Pingshuo East

Seam	Thickness Range (m)	Average Thickness (m)	Average Interburden (m)
#4	4.4 - 25.7	14.0	100 (to surface)
#9	6.0 – 22.4	13.95	37
#11	0.5 – 10.1	5.4	6

The interburden strata at Pingshuo East are similar in nature to those of Anjialing mine. Samples taken of immediate roof and floor material adjacent to the seams were analysed and showed high sulphur contents:

- The #9 seam roof material averages 10% sulphur (max 14%)
- The #11 seam floor material averages 15% sulphur

Structure

As with Anjialing, Pingshuo East geology is structurally complex. Dips up to 30 degrees and evidence of large scale faults have been interpreted from exploration drilling.

Similar to Anjialing, this complex structure will modify the shape and economics of the open-pit design, but will not significantly affect the overall reserves of the mine. There is no evidence of igneous activity in the Pingshuo East area.

Coal Quality

The coal mined at Pingshuo East will produce thermal coal products.

The ROM coal will be washed through a dense medium cyclone wash plant. The typical quality parameters of each seam are summarised in Table 3-38. Information for seams #5, #6, #7 and #8 is not abundant as reflected in the resource classification.

Table 3-38: Typical Coal Quality - Pingshuo East Seams

Seam	Inherent Moisture % (ad)	Raw Ash % (ad)	Washed Ash % (ad)	Raw Sulphur % (ad)	Washed Sulphur % (ad)
#4	2.3	30.5	16.0	0.49	0.40
#9	3.4	27.7	15.0	2.36	2.20
#11	1.5	33.9	16.0	2.96	2.20

Resource Estimation

The drilling program in the Pingshuo East area was executed in the 1990s using a drilling rig imported from the United States. All boreholes have a high level of reliability due to the excellent core recovery achieved.

The coal resources for Pingshuo East mine are shown in Table 3-39 and were current as at 30 June 2006.

Table 3-39: Coal Resources - Pingshuo East

Seam	Resources (Mt)			Total	Mineable
	Measured	Indicated	Inferred	Resources (Mt)	Resources (Mt)
#4	165	336	260	761	501
#5	0	0	23	23	0
#6	0	12	32	44	12
#7	0	0	6	6	0
#8	0	7	33	40	7
#9	180	248	361	789	428
#11	29	56	101	186	85
Total	**374**	**659**	**816**	**1,849**	**1,033**

3.11.3 Coal Reserves

SRK has applied a 95% mining recovery factor to the coal resources to allow for those resources which will not be accessible in a practical mine design, including such areas as final batters and pit end-walls. Mining loss and mining dilution factors have also been applied to calculate recoverable reserves. A saleable recovery percentage was then applied to calculate marketable reserves. The resulting coal reserves are shown in Table 3-40.

Table 3-40: Coal Reserves - Pingshuo East

Mining Recovery (%)	Proved Reserve (Mt)	Probable Reserve (Mt)	Proved + Probable Reserve (Mt)	Mining Loss (%)	Mining Dilution (%)	Recoverable Reserves (Mt)	Saleable Recovery (%)	Marketable Reserves (Mt)
95	355	626	981	13	10	939	87.1	818

3.11.4 Capital Costs

The forecast capital expenditure for the Pingshuo East mine is shown in Table 3-41.

Table 3-41: Capital Expenditure – Pingshuo East

Operating Company and Mine	Mining Method	Capital Expenditure (RMB Million)					
		2003	2004	2005	2006	2007	2008
Pingshuo Coal Company							
Pingshuo East [1]	OP	-	-	-	200	2,447	2,224

1. A Mining Right for the Pingshuo East OP is expected to be granted in March 2007

The capital expenditure is being used to construct the new mine and associated infrastruture. Pingshuo East mine is forecast to produce at the rate of 20 Mtpa at full production which is scheduled to occur in 2009. The capital expenditure predicted includes the construction of a CPP and rail facilities with improvement to port facilities as required, to an amount of approximately RMB1,000 M, to support a 20 Mtpa production capacity.

4 Shanghai Datun Energy Resources

4.1 Introduction

China Coal is the major shareholder (62.43%) in Shanghai Datun Energy Resources Co Ltd (Datun Coal) which owns and operates four underground mines in close vicinity (10 to 20 minutes drive) to the town of Datun. Datun is one hour's drive from Xuzhou in Jiangsu province. The head office of the company is located in the centre of town and staff provide strategic direction for the company. An extensive maintenance facility is also located in town to refurbish the underground mining equipment after use and is leased back to the mines as agreed with the head office in their yearly plans.

Datun Coal operates the Longdong, Yaoqiao, Xuzhuang and Kongzhuang underground mines and also supplies coal to the two power stations owned by the company. The power plants supply electricity for internal and local use with excess sold to the provincial grid. A small portion of the coal product is destined for export purposes. The company also owns a railway line of 86 km to the city of Xuzhou for the transportation of coal and people.

The underground mines operate in difficult to very difficult mining conditions (up to 30 degrees dip in the coal seam in local areas at Kongzhuang mine) and are either currently mining or planning to mine under the Zhaoyang and Weishan Lakes. The mines are operating from 280 to 780 m below surface with sufficient clay content in the overlaying strata to isolate the mines from any inflow of surface water from the lakes.

During 2005, Datun Coal produced a total of 7.12 Mt of raw coal between the four underground mines.

4.2 Corporate Management Structure

Datun Coal management structure is shown in Appendix 2 and workforce numbers are shown in Table 4-1.

Table 4-1: Workforce Numbers - Datun Coal

Category	Employees
Production [1]	
Longdong UG	1,749
Yaoqiao UG	2,833
Xuzhuang UG	2,117
Kongzhuang UG	2,090
Management [2]	11
Other [3]	766
Total	**9,566**

1. Permanent and contractor employees involved in mining activities
2. Senior management – excludes functional departments
3. Only personnel involved with the mines – excludes CHPP, rail etc

The minimum wage paid by the company is RMB900 per month. Salaries and wages are as far as possible set at the same level between the mines with cost figures indicating the average salary at RMB1,690 per month.

4.3 Occupational Health and Safety

The mines in Datun Coal have all implemented a typical structure of a safety vice-president at the mine sites with safety monitors from head office and at the sites to conduct inspections and improve safety conditions. Employees are also encouraged to identify and report hazards and recognition is given by financial means or otherwise when employees participate in this process.

Accident and incident investigations are conducted after an incident occurs in an attempt to determine the root cause. Safety procedures are in place and developed through the accident investigations to prevent a re-occurrence of a similar incident. This information is also communicated at the other mine sites to prevent future occurrences. Safety training is conducted with all personnel on an annual and bi-annual basis.

Safety statistics for the four mines combined since 2003 are listed in Table 4-2.

Table 4-2: Accident Statistics, 2003 to 2005 - Datun Coal

Category	2003	2004	2005
Fatal [1]	4	0	3
Serious [2]	4	2	3
Minor [3]	0	15	0

1. Accident causing death (number indicates lives claimed)
2. Accident requiring hospitalisation and do not return to work for more than 24 hours (includes fatal incidents)
3. Accident which does not require hospitalisation and employee returns to work within 24 hours

SRK observed at all the mines operated by Datun Coal that safety is a significant consideration with resources consistently applied to achieve the best possible result. The safety statistics reflect good performance compared to the Chinese average.

4.4 Environmental Assessment

4.4.1 Introduction, Scope and Background

An environmental assessment of Datun Coal was completed to assess environmental management across its operations. The primary reason for assessing Datun Coal's environmental management was to identify any potential financial liabilities arising from its operations, which include:

- Longdong, Yaoqiao, Xuzhuang and Kongzhuang underground coal mines and associated infrastructure
- Auxiliary facilities located in and around the town of Datun, including a mining equipment maintenance facility, two power plants and a waste water treatment plant

In addition to visiting the above listed major sites, the environmental assessment included interviews with key environmental staff members of Datun Coal, inspection of relevant environmental documentation and interpretation of responses to an environmental questionnaire provided by SRK.

This environmental assessment is reported entirely at corporate level. This approach was adopted as Datun Coal maintains an environmental group within its technical division located at head office that oversees all operations. Its company-wide environmental management model has been developed so that it is reproduced almost identically at all four operational mines, with minor site-specific variations as required. The model allows for site feedback to head office to provide input to fine tune annual environmental plans, a method which appears to operate well. Comments relevant to the operational facilities in the Datun township are incorporated as appropriate.

4.4.2 Corporate Environmental Awareness

In 2005 Datun Coal had ISO14001:1996 accreditation for its corporate environmental management systems, which incorporates the management of Longdong, Yaoqiao, Xuzhuang and Kongzhuang underground mines, as well as the auxiliary facilities in and around Datun township.

In addition to ISO14001:1996 accreditation, Datun Coal also has ISO9001:2000 quality assurance and Chinese GB/T28001 occupational health and safety accreditation, which also incorporates the management of all four mines and auxiliary facilities. All three accreditations are valid until 2007. Independent audits are completed yearly by the China Quality Association to maintain these accreditations. Datun Coal also has a continual environmental improvement program in place across its operations.

4.4.3 Mining Title and Royalty Payments

Datun Coal is licenced to mine coal at all four of its underground mines, each of which were inspected by SRK. Mining licence details are provided in Table 4-3. Datun Coal has surface rights on the mining sites for 50 years, with all mining licences valid until April 2029. Should Datun Coal still have mineable coal reserves following expiration of mining licences, it has the priority right to apply for a new or extended licence. All mining licences were issued by MOLAR. It is understood by SRK that all four mining licences have been transferred from Datun Coal to China Coal for the purpose of the IPO.

Table 4-3: Mining Licence Details – Datun Coal

Mine	Mining Licence No.	Mining Area (km^2)	Issue Date	Licence Tenure
Yaoqiao	1000000020071	63.8	April 2000	29 years
Xuzhuang	1000000320025	38.4	August 2003	26 years
Longdong	1000000020073	25.0	April 2000	29 years
Kongzhuang	1000000020072	44.1	April 2000	29 years

Datun Coal pays mining royalties and taxes according to the Mineral Resources Law (1996 as amended). There are no options held over the mining land other than by the government and Datun Coal is not permitted to divest mining licences to other commercial operations.

4.4.4 Environmental Licencing, Compliance and Reporting

For Datun Coal operations, operational licences were granted at provincial level for boundary noise, gaseous emissions and water discharge. Further to these environmental licences, Datun Coal maintains licences at individual mine level from the local Pei County Water Resource Management Commission for groundwater extraction, in addition to licences from Xuzhou Xushou Public Security Bureau for fuel storage.

Each mine operated by Datun Coal prepares an individual annual environment report to the Chinese (State) Environmental Protection Bureau. This report incorporates information on waste volumes generated, noise data, wastewater data and gaseous emissions data. The report is passed down from state to provincial regulators for approval, then to the local county environmental regulators, both of which conduct random inspections. In this regard, Datun Coal must remain environmentally vigilant and be prepared for these random checks, which are carried out by the provincial agency approximately every six months and by the local agency on average once per month.

Should Datun Coal not meet relevant Chinese National Standards for gaseous emissions, water and noise, it faces either a warning, financial penalty, or criminal liability in extreme cases. Datun Coal ensures it is well prepared for such inspections by maintaining its own in-house environmental monitoring station which collects data on noise, water and emissions to monitor its continued compliance. SRK completed a random check on monthly water quality discharge data from Datun Coal's town WWTP. This data was reported by the local county environment officials to meet national standard GB8978-1996. SRK found that all discharge data was within the relevant criteria. SRK also inspected the Annual Environment Report for Kongzhuang Mine and found all environmental data to be in compliance with relevant criteria.

In addition to these local and provincial environment inspections at the individual mine operational level, the China Quality Association audits Datun Coal annually to maintain its corporate ISO14001:1996 accreditation for environment management systems. Datun Coal has sound results in regard to environmental credentials, with zero fines to date, as well as continued ISO14001:1996 accreditation. SRK has observed that Datun Coal has proactively implemented a continuous environmental improvement program, and it is SRK's opinion that there is a strong likelihood that Datun Coal will maintain its unblemished environmental record.

4.4.5 Environmental Staff

Datun Coal's commitment to the environment is reflected in its allocation of human resources. The head office technical centre has two environmental managers supervising approximately 30 technical staff, with an additional 10 staff employed in a separate environmental monitoring station. Each individual mine has between four and six environmental managers overseeing between 20 and 60 general staff who assist with day-to-day environmental management on site. Auxiliary facilities in Datun township also have at least one on-site staff member responsible for environmental management. Although none of the operational workforce responsible for environmental management have tertiary qualifications in environmental studies, Datun Coal ensures that environmental managers are suitably qualified. SRK observes that Datun Coal's commitment to its environmental management responsibilities is suitably reflected in the number of staff dedicated to the environment across all operations.

4.4.6 Environmental Planning and Budgets

Datun Coal produces annual environment plans and budgets that are overseen and compiled at corporate level, with input and feedback from the individual mine level throughout the preparatory stages. Individual mines are autonomous with respect to spending the allocated environmental funding, however final sign-off responsibility remains at corporate level.

SRK inspected Datun Coal's 2005 annual environmental plan and budget, which contained details of company-wide environment projects primarily focused on:

- Improving water use and treatment efficiency
- Improving energy efficiency through heating and lighting
- Dust management
- Noise reduction schemes
- Environmental audits
- Purchasing environmental data management software

The environmental plan showed that Datun Coal had allocated approximately RMB4.4 M for environmental projects during 2005. This figure excludes an additional environment budget of RMB18.5 M across all four mines solely dedicated to land rehabilitation over the next five years.

4.4.7 Water Management

Datun Coal has a company-wide emphasis on water conservation, as demonstrated by extensive use of on-site treatment and recycling. SRK visited the water treatment facility on Kongzhuang Mine where American-made reverse osmosis technology was being utilised to treat water to potable standards. This water is re-used across the mine in other applications including staff showering and coal washing. While this technology is not present across all Datun Coal facilities, industrial waste water recycling is. This policy extends across the mines, coal washing plants, site WWTP and power stations, with these plants having a zero water discharge policy. Some treated water that meets relevant criteria is discharged in Datun township from the WWTP, which is owned and operated by Datun Coal as required.

Supplementary water is sourced at each mine and at town facilities by a series of groundwater wells approved by local authorities. Use of this groundwater is being phased out for dust suppression in the underground mines in favour of using recycled water. Similarly, Datun Coal has long term plans to upgrade its WWTP to treat water to potable standards. Surface water is well managed across the mine sites by a series of drains, sedimentation dams and treatment methods.

4.4.8 Waste Rock, Tailings and Rehabilitation Management

Due to the underground nature of all four mines at Datun Coal, the generation of waste rock is significantly less than for an open-pit mine. The waste rock is typically shale, which is non-reactive when exposed to oxygen. Visible pyrite was however noted in the waste rock at the Longdong mine, though no geochemical data was available to review. Each mine has a temporary waste rock stockpile where shale is stored prior to being re-used to infill mine subsidence in addition to road building. Despite the presence of visible pyrite in the waste, the regulators encourage the re-use of all waste rock as backfill and road base. SRK inspected a rehabilitated area near the Longdong mine and noted after discussion with local residents that they (local residents) appeared to be satisfied with the roads and fish breeding ponds constructed by Datun Coal. Tree planting and landscaping had also been completed on the rehabilitated areas by sub-contractors. There was no visible pyrite or secondary salts evident on road surfaces and SRK noted the presence of near-surface limestone quarries locally, evidence of the potential acid-neutralising capability of the local geology. Datun Coal is also completing a feasibility study to determine if the waste shale can be used in the brick making industry.

Discussions with environment managers at each mine indicated that the temporary waste rock stockpiles were all decreasing in size as wastes were beneficially re-used. All environment managers indicated that they were confident this trend would continue. Environmental management on the waste rock dumps included dust suppression and diversion trenches for surface water run-off that leads to sedimentation ponds. There were also sufficient storage capacity at all four mines for the waste rock generated.

As noted earlier, Datun Coal has a five year budget of RMB18.5 M across all four mines solely dedicated to land rehabilitation over the next five years. No long term closure plans have been compiled as yet, although head office does maintain five year progressive rehabilitation plans, commensurate with the management of mine subsidence.

Coal wash tailings from the Datun Coal wash plant located in Datun township proper are transferred via conveyor to the adjacent power plant and beneficially re-used as fuel. Tailings from the two coal wash plants at Longdong and Kongzhuang mines are either dried and sent to the second Datun Coal power plant in the mine precinct, or sold cheaply to local brick makers as fuel for their kilns. The waste has been classified locally as 'Grade A' and has been approved for re-use. Power plant ash is then sold to the local cement plant where it is also beneficially re-used.

4.4.9 Dust Management

Datun Coal regularly monitors dust as environmental best practice. In this regard, dust is monitored at the underground longwall working face for employee occupational health and safety. Dust suppression underground occurs in the form of water sprays at the longwall working face. Dust suppression also occurs via water sprays on waste rock stockpiles and on conveyors in the coal washing plants.

4.4.10 Social and Regulatory Relations

Following discussions with Datun Coal representatives it appears that relations with both local residents and regulatory bodies are sound. Good relations with the local community are primarily due to continued job opportunities, with approximately 28,000 people employed across all sectors of Datun Coal's business. Employment for this large number of individuals also has positive downstream effects on the local and regional economy in service industries and the like.

Residents directly affected by underground mine site operations are compensated by Datun Coal and relocated from the area. Datun Coal compensates residents for loss of land and as Datun Coal rehabilitates land subsidence into fish breeding ponds, local residents also have access to these facilities.

Relations with statutory bodies are also sound as evidenced by the fact that Datun Coal has never been fined for any environmental incidents. It is SRK's opinion that Datun Coal's proactive approach in addressing its environmental responsibilities helps to maintain these positive relationships with relevant regulatory staff.

4.4.11 Environmental Assessment Conclusions

Following interviews with key Datun Coal environmental staff and inspection of environmental documentation and operational sites, it is apparent that Datun Coal views itself as a champion of environmental management in China and prides itself on its environmental performance to date. SRK believes that Datun Coal has a sound and proactive approach to its environmental responsibilities and is managing its operations in compliance with its environmental obligations. This opinion is supported by the fact that Datun Coal has not been fined for any environmental breaches across its operations to date. Specific focus appears to be on water management and conservation, with several plans in place for increasing the use of recycled water. Plans to increase water recycling is evident both in investment in plant and equipment to treat and re-use water, as well as through messages displayed around various sites reminding staff to minimise their water use. Several constructive plans are also in place to reduce energy use and discharge of emissions.

4.5 Coal Processing and Transport

The CPPs are situated very close to the mines with Yaoqiao and Xuzhuang mines sharing a plant, while Longdong and Kongzhuang are both provided with separate CPPs. Rejects are used in the company-owned power stations in the area, while product coal is railed for 86 km on a company-owned railway to Xuzhou. A small portion of the coal is destined for the export market through Shanghai via Nanjing.

4.5.1 Datun CPP

Datun CPP processes coal from the Yaoqiao and Xuzhuang mines. This processing plant is a jig plant which was constructed in 1996. The plant is well maintained and in good operating order. The ROM feed is delivered by train and dumped with a tippler to two 3,700 t capacity bins. The coal is then screened and the oversize handpicked before it is crushed to 50 mm top size. The full size range is fed to four three-product 2 m jigs. These jigs appeared to be operating overloaded and with insufficient expansion of the bed of solids, resulting in less than optimum separation of waste from coal. This situation provides an opportunity for further performance improvement.

Reject is either used as power station fuel or dumped. A reject pile was examined and no coal was observed. Middlings are stored in a 2,800 t bin for supply to a small power station on an adjacent site which is owned by others. The jig product is de-slimed and the fines reported to a flotation plant. Fine coal is dried with centrifuges and the flotation product is dried with disc vacuum filters. The flotation tailings are dried with plate and frame filters and added to the jig middlings. The train loading station operates at a rate lower than 1,000 tph.

Process Plant

The plant is budgeted to operate for 300 days/year. The ROM stream operates 24 hours a day, seven days a week and the plant operates for 14 hours a day, seven days a week. The capacity of the plant is 428 tph which delivers the required throughput of 1.8 Mtpa. Availability for the plant in 2004 was 76% which is lower than for comparable plants and therefore offers considerable potential for improvement. No flocculent is used in the thickener or filter feed.

Total workforce numbers including train loading and maintenance personnel are approximately 600.

Efficiency

The plant's efficiency is calculated by comparison of plant yield achieved and the software prediction of yield from washability data. The information made available was a predicted yield of 71%, an actual yield of 63% and an efficiency of 63/71 which equates to 88%. Based on these calculations, it is not a good result. However the near gravity content of the feed was quoted as ± 0.1 Specific Gravity (SG), which equates to near gravity material at 14% of the feed. These tight operating conditions of ±0.1 SG is regarded by SRK as a difficult operating range for jigs. SRK observed the operating jigs and the low froth mobility on the cells, and believes the poor efficiency quoted indicates a real opportunity for improvement. The auto samplers in the plant are also primitive and could provide biased sampling results.

Quality

The plant yield for commercially traded coal is 68% and the product is sold as a blending coal. Ash and sulphur values are indicated in Table 4-4 below.

Table 4-4: Quality Parameters - Datun CPP

		Ash (%)	CV (kcal/kg)	Sulphur (%)	TM (%)
Feed	#7 Seam	21	-	0.9	-
	#8 Seam	24	-	0.7	-
Product	High Grade	7.7	6,500	0.55	11
	Middlings	9.2	6,500	0.7	11

4.5.2 Longdong CPP

The Longdong plant is a small, low capital CPP with the allocated maintenance budget obviously affecting plant condition. It is however in good operating condition but visibly not as tidy as the other CPPs. Due to capital considerations and constraints the plant is operated as a 'lump jig plant'.

It is equipped with a small single elevator jig that washes the 50 mm x 13 mm size range while the 13 mm x 0 mm size is all bypassed to product.

The plant is rated at 200 tph and is budgeted to run 300 days/year but only runs for approximately 10 hours/day as it is constrained by mine output. Availability was not identified as a limiting factor. The raw feed ash content is 20 to 35% and product quality (Calorific Value) is 6,500 kilocalories per kilogram (kcal/ kg) for lumps and 5,500 kcal/kg for the fines product. Sulphur is reported to be between 0.70 and 0.75%. The total yield of the plant is approximately 85% including bypass and the entire product is sold as steaming coal. Quality parameters are shown in Table 4-5.

Table 4-5: Quality Parameters - Longdong CPP

		Ash (%)	CV (kcal/kg)	Sulphur (%)	TM (%)
Feed	#7 Seam	27	-	0.7	-
Product	High Grade	23	6,500	0.7	4.5

Total workforce at the Longdong plant is 245.

4.5.3 Kongzhuang CPP

Kongzhuang CPP is small in terms of throughput, however physically it is a very large plant. It has been converted from jig operation to dense medium operation with two new thermal drying units being commissioned. The plant is situated at the head of the mine drift and fed from skips. The plant was observed to be very clean and in good condition.

Materials Handling

The skips report to a single ROM bin with a capacity of 3,000 t. The plant is equipped with three product bins at 1,200 t capacity each, six middling bins with a total capacity of 2,000 t and two reject bins each with a capacity of 400 t. Train loading is done at 1,200 tph for product and 300 tph for middlings.

Process Plant

The 50 mm x 0.5 mm coal is washed in two stages. The first stage is by a Chinese manufactured Larcodem style dense media cyclone. The reject is rewashed in the same medium in a DMC with a wheel-driven shaft in the top to change cut point.

The 0.5 mm x 0 mm is floated in 'jet cells'. The product is dried on a vacuum filter and the tailings are dried on plate frame presses. The fines are planned to be dried further on the thermal driers when they are fully operational. One drier is already operational and is preceded by a feeder and pelletiser. The yield figures for the plant are:

- Product 68%
- Middlings 17%
- Tailings 4%
- Reject 11%

Budgeted operation is 300 days/year and 14 hours/day. Actual operation is 16 hours/day and the total throughput in 2005 was 0.85 Mt ROM.

The Kongzhuang plant is operated and maintained with a workforce of 420.

Quality

The quality parameters at the Kongzhuang plant were quoted as shown in Table 4-6.

Table 4-6: Quality Parameters - Kongzhuang CPP

		Ash (%)	CV (kcal/kg)	Sulphur (%)	TM (%)
Feed	#7 Seam	20	-	0.5	-
	#8 Seam	16	-	0.7	-
Product	High Grade	11	6,500	0.6	11.5

4.5.4 Coal Production History

The historical production for the Datun Coal processing plants is shown in Table 4-7, Table 4-8 and Table 4-9.

Table 4-7: Coal Processing Plants Production History, 2003 to 30 June 2006 – Datun

		2003	2004	2005	30 June 2006
Washed Coal	Mt	0.96	0.95	0.91	0.51
Middlings	Mt	0.32	0.20	0.35	0.04
Raw Coal and Waste	Mt	0.08	0.04	0.29	0.27
Total	**Mt**	**1.36**	**1.19**	**1.55**	**0.82**

Table 4-8: Coal Processing Plants Production History, 2003 to 30 June 2006 - Longdong

		2003	2004	2005	30 June 2006
Washed Coal	Mt	0.15	0.22	0.20	0.09
Middlings	Mt	0	0	0	0.01
Raw Coal and Waste	Mt	0	0	0	0.03
Total	**Mt**	**0.15**	**0.22**	**0.20**	**0.13**

Table 4-9: Coal Processing Plants Production History, 2003 to 30 June 2006 - Kongzhuang

		2003	2004	2005	30 June 2006
Washed Coal	Mt	0.66	0.70	0.70	0.38
Middlings	Mt	0.24	0.17	0.20	0.05
Raw Coal and Waste	Mt	0.15	0.15	0.10	0.04
Total	**Mt**	**1.05**	**1.02**	**1.00**	**0.47**

4.6 Long Term Plans

Datun Coal's strategy for the future is to focus on the expansion of the four underground mines to maintain production at very similar rates to current levels. The ROM production volumes for the four mines and the group until 2008 are indicated in Table 4-10.

Table 4-10: ROM Production Forecast per Mine – Datun Coal

	2006 (Mt)	2007 (Mt)	2008 (Mt)
Yaoqiao UG	3.40	3.40	3.40
Xuzhuang UG	1.40	1.40	1.40
Longdong UG	1.15	1.05	1.15
Kongzhuang UG	1.05	1.15	1.15
Total	**7.00**	**7.00**	**7.10**

4.7 Kongzhuang Underground Mine

4.7.1 Introduction

Mine development activities at Kongzhuang commenced during 1971 and longwall mining activities started in 1977. The mine is equipped with an operating longwall system and a 'standby' longwall system that is utilised for pre-installation purposes for the next longwall panel. A top coal caving method is utilised for extracting the total coal seam of 5 m during longwall operations.

Two seams are mined at three levels at the Kongzhuang mine, i.e. the #7 and #8 seams. The top level caving method is used in the #7 seam and a slicing method of first taking the top part of the seam and then the lower part, is applied in the #8 seam. The seams mined vary from 375 up to 785 m below surface. Kongzhuang mine is undermining the Weishan Lake, however no inflow of water from the lake is evident due to the composition and thickness of the overlying strata. The mine achieved 1.15 Mt during 2004 and 2005 compared to the respective plans of 1.05 Mtpa.

4.7.2 Geology and Mineral Resources

Topographic relief for the Datun region is considerably flat, averaging 35 m above sea level. The majority of the mining areas underlie farming land.

The general trend of the geology for the Datun region is characterised by the more simple geology occurring in the northern part of the area (Longdong mine) where the Permian strata dip is 10 degrees, with the geology increasing in complexity towards the south (Kongzhuang mine) where the seams are deeper, steeper (25 to 30 degrees) and have higher gas content.

Kongzhuang mine covers an area of approximately 44 km^2. The area is 13.8 km in length along the strike (EW direction) and about 5 km in width. The Permian strata dips to the north and varies from 24 degrees to 31 degrees.

The Kongzhuang area contains a large igneous intrusion in the east, eliminating almost half of the coal resources in the area. Consequently, only the western half of the area can be mined but still contains a large Marketable Reserve.

The stratigraphy of Kongzhuang coal mine is outlined in Table 4-11.

Table 4-11: Stratigraphic Sequence - Kongzhuang

Stratigraphic Unit	Thickness Range (m)	Average Thickness (m)
Quaternary	0 to 195	140
Jurassic and Cretaceous	0 to 320	0[1]
Upper Permian (Shang Shi Hi Zi Group)	200 to 320	270
Upper Lower Permian (Xia Shi Hi Zi Group)	185 to 295	225
Lower Lower Permian (Shanxi Group)	90 to 135	100
Upper Carboniferous (Taiyuan Group)	135 to 160	155

1. Zero indicates unit does not exist in mining area but range reflects regional geology beyond mining area

The Quaternary material is usually unconsolidated and weathered soil, clay and sand. The Cretaceous and Jurassic material is generally semi-consolidated sediments, but these units have been intersected in only one borehole. Therefore, the Quaternary material is generally found to directly overlie (unconformably) the Permian sediments.

The #1 to the #4 seams belong to the Xia Shi Hi Zi Group. Generally the #1 to the #4 seams are either thin or not present due to being eroded away by the overlying Quaternary sediments. The #5 to the #8 seams belong to the Shanxi Group. Generally the #5 and the #6 seams are too thin for underground mining extraction. The #7 and the #8 seams are both mined at Kongzhuang mine. The #9 to the #22 seams belong to the Taiyuan Group. Most of the seams are generally too thin and cannot be recovered with underground mining operations. The #17 seam is planned to be mined.

The #7 seam is the main seam mined at Kongzhuang. The seam averages 4.9 m in thickness and is extracted using top level caving in longwall panels. The roof conditions are very favourable for this method of mining and the recovery of the total seam is good with minimal dilution involved. The #8 seam is extracted with the slicing method if the seam is too thick for one pass with the longwall shearer. The interburden between the #7 and the #8 seams is between 8 to 20 m thick. It was noted in sections of the main roadways and some gateroads that the floor on the #7 seam level was heaving and consequently pinching the working height. Although this did not prohibit mining, it may cause delays and poor strata conditions as the two seams deepen. The thicknesses and interburdens for the various seams are indicated in Table 4-12.

Table 4-12: Seam Statistics - Kongzhuang

Seam	Thickness Range (m)	Average Thickness (m)	Average Interburden (m)
#7	2.2 to 8.3	4.9	600 (to surface)
#8	0 to 7.5	3.1	16
#17	0.3 to 3.3	0.8	98

The #17 seam is yet to be mined. Two-thirds of the mineable area is situated below a lake.

Structure

The geology at Kongzhuang area is regularly disrupted with faults. The major structural features trend NE-SW, are generally normal faults and have vertical displacements up to 150 m. The average fault has between 3 and 8 m throw which causes minor disruption to the mining operation. Seismic surveys using modern 3D techniques have been conducted over about a 4 km^2 area, with many of these larger faults detected prior to mining.

During the mine inspection, six faults of less than 5 m throw were encountered along one gateroad. These caused minimal disruption to the mining operations.

The western part of Kongzhuang area is affected by igneous activity, prohibiting the mining of coal in this area. In the eastern part of Kongzhuang, there is minor igneous activity in the way of dykes and small areas intruded by sills.

Coal Quality

All the coal mined at Kongzhuang produces coking coal products, primarily for domestic use.

All the ROM coal is washed through a dense medium cyclone wash plant at the mine site (see Coal Processing section for more details). The typical quality parameters of each seam are summarised in Table 4-13.

Table 4-13: Typical Coal Quality - Kongzhuang Seams

Seam	Inherent Moisture % (ad)	Raw Ash % (ad)	Washed Ash % (ad)	Raw Sulphur % (ad)	Washed Sulphur % (ad)	Crucible Swelling Index	Raw Phosphorus % (ad)
#7	2.0	14.9	6.3	0.53	0.56	6	0.014
#8	2.0	12.9	5.5	0.97	1.34	6	0.015
#17	2.0	19.1	8.4	2.82	2.09	6	-

Gas

There were only a few gas samples taken from the bore cores during the exploration program. Very few gas samples have ever been taken from the lower #17 seam.

Gas samples taken from bore cores for the #7 seam indicate generally low levels (less than 0.5 m^3/t) of methane. However, one borehole measured 4.8 m^3/t and pockets of gas (in the order of 5 m^3/t to 8 m^3/t) have been encountered during hydraulic mining of the #7 seam. To date, these areas of higher gas have been well managed by the company.

Resource Estimation

The majority of the exploration boreholes were drilled in the 1970s, while a few were drilled more recently in the 1990s. In general, the core recovery of the seams averaged around 75% of the coal in each of the target seams. Most if not all boreholes were logged using geophysical logging tools to accurately measure the seam thickness which allows the coal tonnage to be accurately calculated.

The coal resources for Kongzhuang mine are shown in Table 4-14 and were current as at 30 June 2006. The #17 seam has been excluded by SRK due to the low seam thickness and high sulphur content.

Table 4-14: Coal Resources - Kongzhuang

Seam	Resources (Mt)			Total Resources (Mt)	Mineable Resources (Mt)
	Measured	Indicated	Inferred		
#7	12	12	51	75	24
#8	8	10	36	54	18
#17	0	2	10	12	0[1]
Total	**20**	**24**	**97**	**141**	**42**

1. #17 seam excluded due to low seam thickness and high sulphur content

4.7.3 Coal Reserves

SRK has applied a 75% mining recovery factor to the coal resources to allow for those resources which will not be accessible in a practical mine design. This has been assumed to allow for areas which will not be mineable or fully extractable, such as faults and intrusions, gateroads, main and development entries. Mining loss and mining dilution factors have also been applied to calculate recoverable reserves. A saleable recovery percentage was then applied to calculate marketable reserves. The resulting coal reserves are shown in Table 4-15.

Table 4-15: Coal Reserves - Kongzhuang

Mining Recovery (%)	Proved Reserve (Mt)	Probable Reserve (Mt)	Proved + Probable Reserve (Mt)	Mining Loss (%)	Mining Dilution (%)	Recoverable Reserves (Mt)	Saleable Recovery (%)	Marketable Reserves (Mt)
75	15	17	32	6	10	33	92.9	30

4.7.4 Mining and Operations

Coal production is achieved with longwall mining methods supported by development blasting operations and a hydraulic cutting panel. Very difficult mining conditions exist at the mine as the coal seam is extracted at 25 degrees dip and in some localised areas up to 30 degrees.

Development activities are conducted with blasting operations of which five panels mine in coal for longwall panel formation and five panels mine in rock for future mine development. The mine also has access to two roadheaders (Chinese-supplied S-100) for coal development if required.

A panel applying hydraulic cutting methods is operational in the south-eastern part of the mining reserve delivering 300,000 tonnes per annum (tpa). This mining method was implemented to extract coal in the highly faulted areas of the reserve. Total production figures just in excess of 1 Mtpa have been achieved for the mine during the last five years, but the plan is to expand to 1.8 Mtpa. This production expansion will be achieved by phasing out and replacing the current hydraulic cutting method with an additional longwall system within the next five years. Historical production figures for the mine are shown in Table 4-16.

Table 4-16: Mine Production History, 2003 to 30 June 2006 – Kongzhuang

	2003	2004	2005	30 June 2006
Longwall (Mtpa)	1.20	1.15	1.15	0.64
Development (m)	15,058	15,666	14,506	1,085

Very difficult mining conditions were evident during the site visit underground. The depth of mining and the severe dip in the coal seam contribute to broken roof conditions developing in the coal seam which requires excessive support in localised areas where high levels of stress are concentrated. Intensive support is generally required during development to keep roadways up and to prevent premature collapse during longwall mining. Poor stability is exacerbated in the areas where the slicing method of mining is used and the roadways have to withstand two mining sequences. Normal support during development includes steel and cable anchors combined with wire mesh. Steel straps and steel arches are also utilised as required, with the placement of mechanical and hydraulic props closer to the longwall mining face.

All development for access to future mining panels is carried in rock to assist in stability and to ensure longevity over the mining life of the panels. These roadways are also developed in an arch to further enhance stability for the longer term at a width of 4.2 m and a cross-section of 13.65 m^2. After applying shotcrete, the net area of the roadway is 11.88 m^2. A canal is also formed and grouted on ground level in the corner of the roadway to provide a water channel for water management in the roadways.

No stonedusting practices are employed at the mine. Sidewalls and roof are washed down periodically with water according to the requirements of Chinese legislative requirements. Water barriers are in use as required by local legislation.

Ventilation quantities are generally lower than international standards but comply with local requirements. The airflow quantity reported for the longwall panel is 14 m^3/sec and for the development panel 5 m^3/sec. A total of 150 m^3/sec is circulated through the mine. Low methane levels are reported and detected underground. In-time methane monitoring is available on the surface in a centralised control room and equipment underground is interlocked to trip power when methane levels exceed 1.5% concentration. Heat experienced is high and temperatures measured underground in the panels indicated 27 degrees Celsius (^{0}C) and 28^{0}C dry-bulb.

Dust levels were evident and measurements are taken every week in identified areas in compliance with legislation. The following methods to prevent dust generation are implemented:

- Water injection to coal seam prior to mining (holes up to 100 m length)
- Water sprays on production machines
- Water fog in development panels
- Washing of sidewalls and roof on a frequent basis

Kongzhuang mine utilises conventional methods of transportation underground. Coal is transported from the longwall panel to the surface by rubber belt conveyor systems and in development panels initially by a scraper chain conveyor and subsequently by the rubber belt conveyor system. Electric trains are utilised to transport personnel closer to the mining panels and chairlift systems transport personnel between the different levels of the mine. Material and waste are transported by conventional winch and skip systems.

4.7.5 Infrastructure

The mine is serviced by four vertical shaft systems of which two serve as ventilation extraction shafts at a depth of approximately 180 m in the south and east of the mining reserve. The other two shafts are respectively equipped with gear to transport coal, men and material. The main shaft is utilised to convey coal to the surface and has an annual capacity of 1.5 Mt, while the auxiliary shaft is utilised to convey men and material to and from the surface. The depth of the auxiliary shaft is 410 m and is situated very closely to all surface infrastructure and facilities.

Water for underground use is captured in underground dams from the inflowing groundwater in the strata which is the main supply of water for underground use and can be supplemented from a surface reservoir fed by boreholes. The boreholes are situated 200 m from the ventilation shaft in the east and the water supply is piped through the eastern shaft to the underground workings. This supplementary water supply is mainly used to supplement water supply for dust suppression services.

The mine is supplied with electricity by two 35 kV surface substations feeding with a total of four supply lines. The one substation situated at the main shaft is equipped with two 12,500 kVA transformers and the other substation at the east ventilation shaft with two 6,000 kVA transformers. Reports indicate that the maximum power usage for 2004 reached 14,400 kWh with an average of 10,083 kWh. Ringfeeds have been implemented underground with the supply reported as very reliable.

4.7.6 Capital and Operating Costs

Capital cost for Kongzhuang mine has varied historically but is forecast to stabilise at very similar levels to 2005 for 2006 and 2007 and to drop off again in 2008 (refer Table 4-17). The operating unit cost for Kongzhuang mine shows a steady increase during the last three years (refer Table 4-18).

Table 4-17: Capital Expenditure - Kongzhuang

Operating Company and Mine	Mining Method	Capital Expenditure (RMB Million)					
		2003	2004	2005	2006	2007	2008
Shanghai Datun Energy Resources Co Ltd							
Kongzhuang	UG	33	19	28	24	27	10

Table 4-18: Average Annual Mine Cash Costs - Kongzhuang

Operating Company and Mine	Mining Method	Cash Operating Cost (RMB/tonne)		
		2003	2004	2005
Shanghai Datun Energy Resources Co Ltd				
Kongzhuang	UG	163.78	230.26	273.65

4.8 Xuzhuang Underground Mine

4.8.1 Introduction

Construction of the mine commenced in 1970 and longwall production started in 1979. Xuzhuang mine has increased its production level during the life of the mine from 0.9 Mtpa in 1985 up to 1.5 Mtpa in 1997. Production for 2004 totalled 1.42 Mt compared to a plan of 1.35 Mtpa and 1.41 Mt during 2005 compared to a plan of 1.40 Mt, all within the mine design capacity of 1.5 Mtpa.

Mining at Xuzhuang is conducted at a depth of approximately 400 m and future plans include mining the lower seam at a depth of 750 m. The mine is equipped with two longwall systems employed in different areas of the mine.

4.8.2 Geology and Mineral Resources

Topography in the Xuzhuang area is flat and similar to that of Kongzhuang. The stratigraphic sequence of Xuzhuang coal mine is outlined in Table 4-19.

Table 4-19: Stratigraphic Sequence - Xuzhuang

Stratigraphic Unit	Thickness Range (m)	Average Thickness (m)
Quaternary	0 to 195	140
Jurassic and Cretaceous	0 to 522	0[1]
Lower Permian (Shang Shi Hi Zi Group)	153 to 242	220
Lower Permian (Shanxi Group)	73 to 123	102
Upper Carboniferous (Taiyuan Group)	150 to 164	158

1. Zero indicates unit does not exist in mining area but range reflects regional geology beyond mining area

Xuzhuang mine covers an area 10 km in length along the strike (EW direction) and about 3.8 km in width. The Permian strata dips to the north and varies from 15 to 30 degrees, averaging around 18 degrees. The stratigraphy of Xuzhuang is outlined in Table 4-20. The Quaternary material is similar to that at Kongzhuang. The seams mined in Xuzhuang are the same as those for Kongzhuang.

Table 4-20: Seam Statistics - Xuzhuang

Seam	Thickness Range (m)	Average Thickness (m)	Average Interburden (m)
#7	1.4 to 8	5	400 (to surface)
#8	0.6 to 6.6	2.9	8
#17	0.2 to 2.4	1.1	110

The #17 seam is yet to be mined.

Structure

The geology at Xuzhuang is similar to the Kongzhuang area. It is frequently disrupted with faults of less than 1 m throw. The major structural features trend NE-SW, are generally normal faults and have vertical displacements up to 70 m. The average fault has between 3 and 8 m throw which causes minor disruptions to the mining operation.

Two dykes have been intersected in old mine workings. It is not expected that any significant igneous intrusions will be found in future workings.

Coal Quality

Coal mined at Xuzhuang produces thermal coal products.

All the ROM coal is washed through a dense medium cyclone wash plant at the mine site (see Coal Processing section for more details). The typical quality parameters of each seam are summarised in Table 4-21.

Table 4-21: Typical Coal Quality - Xuzhuang Seams

Seam	Inherent Moisture % (ad)	Raw Ash % (ad)	Washed Ash % (ad)	Raw Sulphur % (ad)
#7	1.35-1.8	14.2	6.7	0.78
#8	1.35-1.8	12.6	5.7	1.10
#17	1.35-1.8	18.7	13.3	2.14

Gas

There were very few gas samples taken from the bore cores during the Xuzhuang exploration program. Gas samples taken from bore cores for the #7 seam indicate generally low levels (less than 1.5 m^3/tonne) of methane, however one borehole measured 3.7 m^3/tonne.

Resource Estimation

The majority of the exploration boreholes were drilled in the 1970s, while a few were drilled more recently in the 1990s. In general, the core recovery of the seams averaged around 75% of the coal in each of the target seams. Most if not all boreholes were logged using geophysical logging tools to accurately measure the seam thickness which allows the coal tonnage to be accurately calculated.

Coal resources for Xuzhuang mine are shown in Table 4-22 and were current as at 30 June 2006. The #17 seam was excluded by SRK due to low seam thickness and high sulphur content.

Table 4-22: Coal Resources - Xuzhuang

Seam	Resources (Mt)			Total Resources (Mt)	Mineable Resources (Mt)
	Measured	Indicated	Inferred		
#7	23	20	120	163	43
#8	4	17	24	45	21
#17	1	5	49	55	0[1]
Total	**28**	**42**	**193**	**263**	**64**

1. #17 seam excluded due to low seam thickness and high sulphur content

4.8.3 Coal Reserves

SRK has applied a 75% mining recovery factor to the coal resources to allow for those resources which will not be accessible in a practical mine design. This has been assumed to allow for areas which will not be mineable or fully extractable, such as faults and intrusions, gateroads, main and development entries. Mining loss and mining dilution factors have also been applied to calculate recoverable reserves. A saleable recovery percentage was then applied to calculate marketable reserves. The resulting coal reserves are shown in Table 4-23.

Table 4-23: Coal Reserves - Xuzhuang

Mining Recovery (%)	Proved Reserve (Mt)	Probable Reserve (Mt)	Proved + Probable Reserve (Mt)	Mining Loss (%)	Mining Dilution (%)	Recoverable Reserves (Mt)	Saleable Recovery (%)	Marketable Reserves (Mt)
75	20	28	48	6	10	50	80.8	40

4.8.4 Mining and Operations

Two longwall systems operate in the mine, within difficult mining conditions. The average dip of the seam is at 18 degrees and in localised areas up to 22 degrees. A single lift is taken by the longwall to extract the 3.7 m seam with a panel width of 180 m and generalised length of 1 km per panel. Chinese-supplied longwall equipment is used, namely a MG-475 shearer and 105 shields along the width of the face each rated at 360 t.

Development is done by a combination of roadheader and blasting techniques. Two roadheader panels are in operation producing at an average of 10 m/day. Development is driven through coal for the establishment of gateroads for the longwall and through rock to establish main entries to new areas of the mine to ensure stability in the longer term. Handbolting practices are employed in all development panels. The historical production figures for Xuzhuang for the last three years are shown in Table 4-24.

Table 4-24: Mine Production History, 2003 to 30 June 2006 – Xuzhuang

	2003	2004	2005	30 June 2006
Longwall (Mtpa)	1.45	1.42	1.41	0.82
Development (m)	13,879	12,520	13,333	1,220

Very difficult mining conditions were present in 2005 requiring intensive support during the development cycle. Areas in the roadways were fractured and broken and required additional support to secure these areas effectively. Roadways are developed at a width of 4.2 m and a height of 2.7 m. Normal support during development includes steel and cable anchors combined with wire mesh. Channel steel beams are installed as required and tensioned by the cable anchors. Hydraulic props are placed closer to the longwall mining face.

The roadways developed in rock are profiled in an arch to further enhance stability for the longer term at a width of 4.6 m and a cross-section of 15.41 m^2. After applying shotcrete the net area of the roadway is 13.76 m^2. A canal is also formed and grouted on ground level in the corner of the roadway to provide a water channel for water management in the roadways.

No stonedusting practices are employed at the mine. Sidewalls and roof are washed down periodically with water and water barriers are in use at strategic points.

Ventilation quantities are in compliance with Chinese legislation. The ventilation quantity reported for the longwall panel is 9 m^3/sec and for the development panel 3 m^3/sec. A total of 103 m^3/sec is circulated through the mine. Low methane levels are reported and detected underground. Real-time methane monitoring on the surface is not available but fixed monitors are fitted in the production panels. Production equipment underground is interlocked to trip power when methane levels exceed 1.5% concentration. Alarm levels are set at 1% concentration and the source of methane is investigated and addressed as soon as alarms are activated. Temperature in the mining panels is high with high levels of humidity present.

Dust in the underground mine were visible at the time of the SRK inspection. Measurements for respirable dust are taken twice a month and are taken at identified areas in production faces and conveyor roadways in compliance with legislation. All other dust measurements are conducted once a month. The following methods to prevent dust generation are relevant to Xuzhuang mine:

- Water sprays on production machines
- Water sprays on conveyor transfer points
- Water curtains 50 m behind roadheaders in development panels
- Washing down of production faces
- Washing of sidewalls and roof on a frequent basis
- PPE for operators exposed to high dust levels, i.e. dust masks

The mine utilises conventional methods of transportation underground. Coal is transported from the longwall panel to the surface by rubber belt conveyor systems and in development panels initially by a scraper chain conveyor and subsequently by the rubber belt conveyor system. Electric trains are utilised to transport personnel closer to the mining panels and chairlift systems transport personnel between the different levels of the mine. Material and waste are transported by conventional winch and skip systems.

4.8.5 Infrastructure

Electricity supply to the mine is via four incoming supply lines at 35 kV. The power station is situated 3 km from the mine and owned by the local government, with a generating capacity of 645 MW. The supply is fed through a surface substation with 2 x 12,500 kVA capacity and distributed to the underground workings at 6 kV. Ringfeeds underground distribute the supply to the various working areas. The shearers operate at 1,100 volts (V) and the development panels at 690 V. The installed underground power capacity is 8,000 kW. Power supply is very reliable with no interruptions or downtime reported, resulting in an availability of 100%.

Water supply for the mining process is sourced from boreholes on the surface and groundwater from the overlying strata. Used water from underground is pumped to a main dam in close proximity to the auxiliary shaft and from there pumped to surface at 250 m^3 per hour. The water is treated in a water treatment plant to be re-used for sewerage handling on the surface and grouting and fire prevention underground. The recycled water is piped back underground through the ventilation shaft.

Two surface boreholes are situated at 100 and 150 m respectively from the mine and are used to supply Xuzhuang mine only. The two boreholes can each deliver at 40 m^3 per hour and store water in two surface reservoirs of 100 and 600 m^3 respectively. Water usage at 5,000 m^3/day, half of which is for domestic use in the adjacent workers' village, is less than the current available supply. In the event of a shortage of water, a fall-back position is available to source water from Weishan Lake or Gang River situated 800 m from the mine.

The mine is equipped with three vertical shafts for ventilation and transportation purposes. One shaft is equipped as a ventilation shaft, the main shaft with an elevator system to convey coal to the surface and the auxiliary shaft to transport men and material to and from the surface.

4.8.6 Capital and Operating Costs

Actual capital expenditure at Xuzhuang mine from 2003 to 2005 and planned expenditure to 2008 is shown in Table 4-25.

The operating unit cost at the mine increased from 2003 to 2005 as indicated in Table 4-26. The significant increase in 2004 was reported as a change in accounting practices and reporting.

Table 4-25: Capital Expenditure - Xuzhuang

Operating Company and Mine	Mining Method	Capital Expenditure (RMB Million)					
		2003	2004	2005	2006	2007	2008
Shanghai Datun Energy Resources Co Ltd							
Xuzhuang	UG	33	32	15	17	17	40

Table 4-26: Average Annual Mine Cash Costs - Xuzhuang

Operating Company and Mine	Mining Method	Cash Operating Cost (RMB/tonne)		
		2003	2004	2005
Shanghai Datun Energy Resources Co Ltd				
Xuzhuang	UG	143.23	202.70	238.73

4.9 Longdong Underground Mine

4.9.1 Introduction

Longdong mine started production during 1987 and has been designed to produce at 1.2 Mtpa. One longwall face is operational at the mine with five development panels both in coal and rock. In 2005 the mine was extracting one seam, i.e. the #7 seam at a depth varying from 200 to 230 m below the surface, and future plans include the extraction of two lower seams, i.e. the #17 and #21 seams. The slicing method of coal extraction is used in the #7 seam where the top part of the seam is extracted and then the longwall returns to extract the bottom part of the seam.

A production level of 1.2 Mtpa was achieved during 2004 compared to a plan of 900,000 t for the year, and 1.16 Mt was produced in 2005.

4.9.2 Geology and Mineral Resources

Longdong mine is the most northern of the Datun Coal leases and covers an area of 10 km in length along the strike (EW direction) and about 4 km in width. Topography at Longdong is flat, similar to that of Kongzhuang. The Permian strata dips to the north and varies from 3 to 8 degrees, averaging around 5 degrees.

The stratigraphic sequence of Longdong coal mine is outlined in Table 4-27.

Table 4-27: Stratigraphic Sequence - Longdong

Stratigraphic Unit	Thickness Range (m)	Average Thickness (m)
Quaternary	154 to 207	195
Jurassic and Cretaceous	0 to 488	0[1]
Upper Permian (Shang Shi Hi Zi Group)	0 to 59	0[1]
Lower Permian (Shang Shi Hi Zi Group)	270 to 298	285
Lower Permian (Shanxi Group)	89 to 116	103
Upper Carboniferous (Taiyuan Group)	146 to 181	166

1. Zero indicates unit does not exist in mining area but range reflects regional geology beyond mining area

The stratigraphy of Longdong is outlined in Table 4-28. The Quaternary material is similar to that at Kongzhuang.

The #7 seam is the main seam mined at Longdong. The seam averages 5.5 m in thickness and is extracted using two passes with the longwall shearer. Since the roof conditions are not ideal, wire mesh is placed at the roof on the first pass so as to hold the roof up for the shearer on the second pass.

Table 4-28: Seam Statistics - Longdong

Seam	Thickness Range (m)	Average Thickness (m)	Average Interburden (m)
#7	1.4 to 8	5.5	400 (to surface)
#17	0.1 to 1.2	0.7	100

The #17 seam has yet to be mined.

Structure

The geology at Longdong is considered to be the least complex geology of the four Datun mines. It has gently dipping strata and very few major faults. There are major normal faults (between 50 and 100 m throw) to the north which form the northern boundary of Longdong mine. A major structure forms the southern boundary between Longdong and Yaoqiao mines.

Longdong is transected by a syncline in the northern half of the area and an anticline in the southern half of the area, both trending EW. Many minor faults and fractures are associated with the hinges of these folds causing minor difficulty to mining conditions. The minor faults (generally less than 5 m throw) cannot be detected from either drilling or from 3D seismic surveys which have a minimal vertical resolution of 5 m. These faults are encountered in the gateroads and have minimal affect on the mining operations.

Igneous dykes have minimal affect on the mining operations.

Coal Quality

Coal mined at Longdong produces thermal coal products. All the ROM coal is washed through a dense medium cyclone wash plant at the mine site (see Coal Processing section for more details). The typical quality parameters of each seam are summarised in Table 4-29.

Table 4-29: Typical Coal Quality - Longdong Seams

Seam	Inherent Moisture % (ad)	Raw Ash % (ad)	Raw Sulphur % (ad)	Raw Phosphorus % (ad)
#7	2.1	15.9	0.90	0.002
#17	1.8	14.9	2.50	0.002

Gas

Sixteen gas samples were taken from the bore cores during the Longdong exploration program. Only seven of the results were deemed reliable by Datun Coal.

Gas samples taken from bore cores for the #7 seam indicate generally low levels (less than 0.5 m^3/tonne) of methane. However, two boreholes measured high levels of methane, one recording 5.9 m^3/tonne while the other recorded 11 m^3/tonne. To date, these areas of higher gas have been managed well by the company.

Resource Estimation

The majority of the exploration boreholes were drilled in the 1970s, while a few were drilled more recently in the 1990s. In general, the core recovery of the seams averaged around 75% of the coal in each of the target seams. Most if not all boreholes were logged using geophysical logging tools to accurately measure the seam thickness which allows the coal tonnage to be accurately calculated.

The coal resources for Longdong mine are shown in Table 4-30 and were current as at 30 June 2006.

Table 4-30: Coal Resources - Longdong

Seam	Resources (Mt)			Total Resources (Mt)	Mineable Resources (Mt)
	Measured	Indicated	Inferred		
#7	21	9	12	42	30
#17	0	1	4	5	0[1]
Total	21	10	16	47	30

1. #17 seam excluded from Mineable Resources due to low seam thickness and high sulphur content

4.9.3 Coal Reserves

SRK has applied a 75% mining recovery factor to the coal resources to allow for those resources which will not be accessible in a practical mine design. This has been assumed to allow for areas which will not be mineable or fully extractable, such as faults and intrusions, gateroads, main and development entries.

Mining loss and mining dilution factors have also been applied to calculate recoverable reserves. A saleable recovery percentage was then applied to calculate marketable reserves. The resulting coal reserves are shown in Table 4-31.

Table 4-31: Coal Reserves- Longdong

Mining Recovery (%)	Proved Reserve (Mt)	Probable Reserve (Mt)	Proved + Probable Reserve (Mt)	Mining Loss (%)	Mining Dilution (%)	Recoverable Reserves (Mt)	Saleable Recovery (%)	Marketable Reserves (Mt)
75	16	7	23	6	10	23	91	21

4.9.4 Mining and Operations

The #7 coal seam mined at Longdong is approximately 5.5 m thick and dips at between 3 degrees and 8 degrees. The coal seam is extracted with the slicing method by taking 2.6 m at the top of the seam and laying down mesh behind the shields as the longwall retreats. When the panel is completed at the top level the longwall returns to remove the bottom 2.6 m of the coal seam. This method has been successfully operated in previous longwall panels. Although it could be restrictive in productive rates when mining the bottom part of the seam, it ensures complete extraction of the reserves in the panel. Longwall panels were previously restricted to a length of 1 km, as the Design Institute responsible for the mining design orientated panels along the dip at a maximum length of 1 km. This design criterion has subsequently changed and panels up to 2 km are being mined. Future longwall panels have been planned to undermine Zhaoyang Lake and also a dam wall that has been established on the surface.

All equipment used at the mine is supplied by Chinese manufacturers with the shearer a MGTY250/600 model and the shields ZY3600-16/36 models. A total of 124 shields are installed along the width of the current face and have a capacity of 360 t each. Five development panels are deployed of which four utilise conventional blasting methods and one panel utilises an S-100 roadheader. Handbolting practices are used in the development panels with on average development figures of 3 m/day for blasting panels and 15 m/day for the roadheader panel achieved. Development for the forming of longwall panels is done in coal with the roadheader panel supplemented by blasting panels, while development of roadways for future mine life is driven in rock by the blasting panels.

The historical production figures achieved at Longdong mine are shown in Table 4-32.

Table 4-32: Mine Production History, 2003 to 30 June 2006 – Longdong

	2003	2004	2005	30 June 2006
Longwall (Mtpa)	1.10	1.20	1.16	0.65
Development (m)	7,818	7,318	9,458	0

Current mining conditions in the #7 seam are acceptable and manageable. Development of main entry roadways are driven in rock to ensure stability for the mine life. The mining in rock is also done to an arched profile at a width of 4 m with further support and shotcreting with wire mesh applied afterwards. Mining in coal to develop panels for longwall mining is done at a width of 4.2 m and a height of 2.4 m.

Stonedusting is not applied at the mine. Sidewalls and roof are washed down periodically with water and water barriers are in use.

Ventilation quantities are generally lower than internationally accepted standards. The airflow quantity reported for the longwall panel is 30 m^3/sec and for the development panels 1.8 m^3/sec. A total of 115 m^3/sec is circulated through the mine. Low methane levels are reported and detected underground. In-time methane monitoring is available on the surface in a centralised control room and equipment underground is interlocked to trip power when methane levels exceed 1.5% concentration. Although low levels of methane have occurred, it was noted that boreholes in future western mining reserves indicated higher levels of methane up to in-situ values of 11 m^3/tonne. These high methane levels will require a different approach to managing methane content in these areas, e.g. pre-drainage, higher ventilation velocities etc. Temperature levels underground and in the mining panels are acceptable.

Only low levels of dust are evident underground and measurements are taken every 10 days in identified areas in compliance with legislation. A chemical (identified as NCZ-1) is applied to the floors of the main intake roadways to prevent excessive dust generation and carriage into the rest of the mine.

Longdong mine utilises conventional methods of transportation underground. Coal is transported from the longwall panel to the surface by rubber belt conveyor systems and in development panels initially by a scraper chain conveyor and subsequently by the rubber belt conveyor system. Electric trains are utilised to transport personnel closer to the mining panels. Material and waste are transported by conventional winch and skip systems to the main shaft system where it is transported by an elevator system with a capacity of 1.2 Mtpa.

4.9.5 Infrastructure

Three vertical shafts have been established at Longdong mine. One shaft serves as a ventilation extraction shaft, one shaft as the main shaft to transport coal and waste to the surface and one shaft as an auxiliary shaft to transport men and material to and from the surface. The depth of the auxiliary shaft is 328 m.

Electricity for the mine is supplied from a power plant owned by Datun Coal. Power is supplied at 35 kV and three independent feeds have been established. The supply has historically been very reliable with no failures or interruptions occurring. Supply capacity to the mine is 5,237 kWh and the usage is stated at 3,200 kWh.

Water is supplied to the mine from closely situated boreholes at 4,000 cubic metres per day (m^3/day) and stored in reservoirs on surface. A total of 3,000 m^3/day of water is consumed, of which 1,000 m^3/day is for industrial purposes and 2,000 m^3/day for domestic use. Three pumps of 80 cubic metres per hour (m^3/hr) capacity each have been installed on the surface to pump water for underground use with only one pump required for the underground water supply. Underground water is pumped to the surface and utilised for sewerage handling and coal washing in the CPP. No water is recycled for underground use.

4.9.6 Capital and Operating Costs

Historical capital investment and planned investment for Longdong mine until 2008 is indicated in Table 4-33. Unit cost at Longdong mine increased from 2003 to 2004 due to a change in accounting practice and reporting similar to Xuzhuang mine, with a decrease in operating cost achieved from 2004 to 2005 (refer Table 4-34 below).

Table 4-33: Capital Expenditure - Longdong

Operating Company and Mine	Mining Method	Capital Expenditure (RMB Million)					
		2003	2004	2005	2006	2007	2008
Shanghai Datun Energy Resources Co Ltd							
Longdong	UG	19	10	8	14	14	40

Table 4-34: Average Annual Mine Cash Costs - Longdong

Operating Company and Mine	Mining Method	Cash Operating Cost (RMB/tonne)		
		2003	2004	2005
Shanghai Datun Energy Resources Co Ltd				
Longdong	UG	149.96	212.36	198.99

4.10 Yaoqiao Underground Mine

4.10.1 Introduction

Yaoqiao is the best performing mine in Datun Coal. The mine started in 1976 and had a design capacity of 1.2 Mtpa. A new shaft was implemented in 2000 to increase production by a further 1.8 Mtpa to reach a total of 3 Mtpa.

Two seams are extracted at Yaoqiao mine, the #7 and #8 seams, of which the #7 is the main mining seam. The seams are located at a depth of approximately 400 m. The mine has already undermined 17.2 km^2 of Zhaoyang Lake, however no inflow of water from the lake has been evident.

Three longwall systems and nine development panels were in operation at the mine in 2005. The top coal caving method is used in the longwall mining process to extract the complete seam at 5.5 m. The mine produced 3.5 Mt in 2003 and 3.4 Mt in 2004 and 2005 respectively.

4.10.2 Geology and Mineral Resources

The stratigraphic sequence of Yaoqiao coal mine is outlined in Table 4-35.

Table 4-35: Stratigraphic Sequence - Yaoqiao

Stratigraphic Unit	Thickness Range (m)	Average Thickness (m)
Quaternary	81 to 227	163
Jurassic and Cretaceous	0 to 449	0[1]
Upper Permian (Shang Shi Hi Zi Group)	180 to 212	200
Lower Permian (Xia Shi Hi Zi Group)	201 to 297	242
Lower Permian (Shanxi Group)	64 to 131	105
Middle and Upper Carboniferous (Benxi and Taiyuan Group)	180 to 200	190

1. Zero indicates unit does not exist in mining area but range reflects regional geology beyond mining area

Topography at Yaoqiao is flat, similar to that of Longdong. Yaoqiao mine lies adjacent to the south of Longdong mine and covers an area of some 57 km^2, 13.5 km in length along the strike (EW direction) and about 4.2 km in width. The Permian strata dips to the north and varies from 8 degrees to 20 degrees, averaging around 12 degrees. The stratigraphy of Yaoqiao is outlined in Table 4-36. The Quaternary material is similar to that at Kongzhuang.

The #7 seam is the main seam mined at Yaoqiao. The seam averages 5.5 m in thickness and is extracted using top level caving in longwall panels. The roof conditions are very favourable for this method of mining and the recovery of the total seam is good, with minimal dilution involved.

The #8 seam is not present in the western part of the area, but in the east it is mined in selective areas of Yaoqiao. When the interburden between the #7 and the #8 seams is less than 1 m, the seams are mined together using top level caving as their combined thickness reaches a maximum of 11 m. Otherwise, they are mined separately.

Table 4-36: Seam Statistics - Yaoqiao

Seam	Thickness Range (m)	Average Thickness (m)	Average Interburden (m)
#7	1.4 to 9.9	5.5	600 (to surface)
#8	0 to 9.9	3.3	9
#17	0.1 to 2.6	1.1	95

The #17 seam has yet to be mined.

Structure

The geology at Yaoqiao is considerably more complex than that of Longdong mine. It is disrupted with frequent faults of less than 1 m throw. The major structural features trend NE-SW and are generally normal faults. The average normal fault has between 3 and 8 m throw which causes minor disruptions to the mining operation.

The #7 seam is intruded by a number of igneous sills within the Yaoqiao area. A large sill is located in the south, a smaller one in the west (intersected by two boreholes) and another is found on the eastern boundary. As well as sills, the coal seams in Yaoqiao are dissected by large Dioritic dykes up to 150 m wide, some 1 km in length and trending E-W. These dykes generally consist of fresh material and therefore are hard to penetrate for the longwall shearer.

Coal Quality

Coal mined at Yaoqiao produces thermal coal products.

All the ROM coal is washed through a dense medium cyclone wash plant at the mine site (see Coal Processing section for more details). The typical quality parameters of each seam are summarised in Table 4-37.

Table 4-37: Typical Coal Quality - Yaoqiao Seams

Seam	Inherent Moisture % (ad)	Raw Ash % (ad)	Washed Ash % (ad)	Raw Sulphur % (ad)	Washed Sulphur % (ad)	Washed Phosphorus % (ad)
#7	1.3-1.67	14.3	7.2	0.74	0.41	0.013
#8	1.3-1.67	11.6	5.1	0.93	0.81	0.004
#17	1.3-1.67	15.9	7.0	2.08	1.54	0.004

Gas

Twenty-eight gas samples were taken from the bore cores during the Yaoqiao exploration program. Seventeen samples of the #7 seam recorded methane levels between 0 and $0.1m^3/t$. Six samples of the #17 seam recorded methane levels between zero and $4.0m^3/t$. To date, these areas of higher gas have been well managed by the company.

Resource Estimation

The majority of exploration boreholes were drilled in the 1970s, while a few were drilled more recently in the 1990s. In general, the core recovery of the seams averaged around 75% of the coal in each of the target seams. Most if not all boreholes were logged using geophysical logging tools to accurately measure the seam thickness which allows the coal tonnage to be accurately calculated.

The coal resources for Yaoqiao mine are shown in Table 4-38 and were current as at 30 June 2006.

Table 4-38: Coal Resources - Yaoqiao

Seam	Measured	Resources (Mt) Indicated	Inferred	Total Resources (Mt)	Mineable Resources (Mt)
#7	141	18	102	261	159
#8	22	26	14	62	48
#17	0	0	58	58	0
Total	163	44	174	381	207

4.10.3 Coal Reserves

SRK has applied a 75% mining recovery factor to the coal resources to allow for those resources which will not be accessible in a practical mine design. This has been assumed to allow for areas which will not be mineable or fully extractable, such as faults and intrusions, gateroads, main development entries etc. Mining loss and mining dilution factors have also been applied to calculate recoverable reserves. A saleable recovery percentage was then applied to calculate marketable reserves. The resulting coal reserves are shown in Table 4-39.

Table 4-39: Coal Reserves - Yaoqiao

Mining Recovery (%)	Proved Reserve (Mt)	Probable Reserve (Mt)	Proved + Probable Reserve (Mt)	Mining Loss (%)	Mining Dilution (%)	Recoverable Reserves (Mt)	Saleable Recovery (%)	Marketable Reserves (Mt)
75	122	33	155	6	10	161	80.8	130

4.10.4 Mining and Operations

The main seam mined at Yaoqiao mine is the #7 seam, however the #8 seam occasionally moves towards the #7 seam with a very small interburden of a few millimetres. In this case the #8 seam is extracted together with the #7 seam, with a cut-off interburden of 1 m. This coalescing of the #7 and #8 seams is more prevalent in the eastern part of the mining reserve, making the extraction of the #8 seam economical in this area.

The mine is equipped with three longwall panels utilising the top coal caving method. One longwall panel visited by SRK (panel 7001), was 170 m wide and 1.4 km long. Equipment is Chinese-supplied with the shearers a MGTY250/600 model and the shields 139 x ZFSB4400, 100 x ZFSB3800 and 133 x ZF2800 for the three panels respectively. Development is undertaken with nine panels, including six conventional blasting panels for rock development and three roadheader panels equipped with S-100 roadheader machines for coal roadway development. The blasting panels produce at an average of 100 m per month and the roadheader panels at 400 m per month. The record development production in coal with a roadheader achieved in the past was 700 m per month. The historical production figures for Yaoqiao mine during the last three years are shown in Table 4-40.

Table 4-40: Mine Production History, 2003 to 30 June 2006 – Yaoqiao

	2003	2004	2005	30 June 2006
Longwall (Mtpa)	3.51	3.41	3.40	1.93
Development (m)	17,018	16,008	16,038	0

The average dip in the coal seam at Yaoqiao mine is 18 degrees. Fair to difficult mining conditions are present requiring relatively intensive support to ensure stability in the long term. Additional secondary support is required in localised areas where faulting and intrusions intersect the mining seam. Coal roadways are developed at 4.2 m width by 2.6 m height and are supported as a standard with steel point and cable anchors.

Development for future expansion of the mine is done through rock with blasting panels. This method of development is conducted to ensure longevity of main access roadways over the life of the mine. The roadway is driven at a base width of 4.8 m and a height of 3.8 m and profiled in an arch to further enhance stability. Shotcrete and mesh are also applied after support has been installed, and a water canal is formed at the side of the roadway to assist in water management.

Ventilation quantities are generally less than international standards. The airflow quantity reported for the longwall panel is 11 m^3/sec and for the development panels 8 m^3/sec. Low methane levels are reported and detected underground. In-time methane monitoring was not available on the surface in 2005, however it was being implemented. Equipment underground is interlocked with local monitors in the panel to trip power when methane levels exceed 1.5% concentration. Temperature levels underground are acceptable.

No stonedusting practices are employed at the mine. Water barriers are in use.

Excessive dust levels are not evident in the underground workings and measurements are taken every week in identified areas in compliance with legislation.

The mine utilises conventional methods of transportation underground. Coal is transported from the longwall panel to the surface by rubber belt conveyor systems and in development panels initially by a scraper chain conveyor and subsequently by the rubber belt conveyor system. Electric trains are utilised to transport personnel closer to the mining panels. Travelling distances of up to 5 km exist between the shaft system and the working panels. Material and waste are transported by conventional winch and skip systems.

4.10.5 Infrastructure

In 2000, Yaoqiao mine implemented an additional shaft system to cater for the increased production capacity of 3 Mtpa. By 2005, a total of seven vertical shafts had been established at Yaoqiao mine. Two auxiliary shafts are utilised to transport men and material to and from surface and two main shaft systems with a combined design capacity of 3.9 Mtpa are utilised to transport coal and waste material to the surface. Three ventilation shafts provide ventilation capacity to the mine.

Electricity is supplied to the mine by the Datun Coal-owned power station via 35k V overhead powerlines. There is a total of 51,150 kVA installed capacity, with the reported required installed capacity underground at a maximum of 15,000 kW and an average of 8,000 kW. The system is reported to be reliable, and other than a few thunderstorms in the past resulting in interruptions, no major delays or interruptions have been experienced.

Water supply to the mine is from four boreholes (spaced at 500 m) with the furthest hole situated approximately 2 km from the mine. The water is stored in a 400 m^3 reservoir on the surface before being piped underground through the three ventilation shafts. These boreholes supply Yaoqiao mine only, but are also used to supply requirements for domestic use. Water is recycled from underground through a water treatment plant to be used as sewerage water.

Mine personnel are aware of and have reported that the water supply capacity from the boreholes is decreasing. To counter this, water restrictions have been implemented for domestic use and domestic supply is cut off every day from 12:00pm to 5:00am. A current supply capacity of 7,000 m^3/day is available and 2,700 m^3/day is used, leaving a surplus capacity of 4,300 m^3/day. A further 3,600 m^3/day capacity is available through the water treatment plant.

4.10.6 Capital and Operating Costs

The historical and planned capital investment at Yaoqiao mine is indicated in Table 4-41 below.

Operating cash cost at Yaoqiao mine in 2004 increased compared to 2003 due to a change in accounting practice, with a further cost increase experienced in 2005 (refer to Table 4-42 below).

Table 4-41: Capital Expenditure - Yaoqiao

Operating Company and Mine	Mining Method	Capital Expenditure (RMB Million)					
		2003	2004	2005	2006	2007	2008
Shanghai Datun Energy Resources Co Ltd							
Yaoqiao	UG	22	29	15	22	22	30

Table 4-42: Average Annual Mine Cash Costs - Yaoqiao

Operating Company and Mine	Mining Method	Cash Operating Cost (RMB/tonne)		
		2003	2004	2005
Shanghai Datun Energy Resources Co Ltd				
Yaoqiao	UG	93.60	135.95	151.44

5 Huajin Coking Coal

5.1 Introduction

Huajin Coking Coal Co Ltd (Huajin Coal) was formed by a joint venture between China Coal (50%) and the Sanshi Coking Group (50%). The company operates the Shaqu underground mine and is developing the Wanjialing underground mine. The Shaqu mine is situated adjacent to the town of Liulin, 230 km south of Taiyuan in the Liliu Coal Field which is within the Hedong Coal Field which is a 7.6 Bt resource. The Wangjialing exploration site situated south-west of the Xiangning mining area in Shanxi province has been approved for mining by the provincial and state governments. The project plan is to start development of the mine during 2007.

Shaqu mine's current design production capacity is 3 Mtpa and coal is washed at a company-owned wash plant with a capacity of 1.5 Mtpa. In 2005 a second plant with a capacity of 3 Mtpa was under construction. Shaqu mine produced 1.63 Mt in 2004 and 1.87 Mt in 2005. The capacity of the Wangjialing mine at full production is planned at 6 Mtpa for 2010.

Shaqu mine produces coking coal of which approximately one-third is exported to South Korea and Japan, one-third sold to local clients and one-third used by Huajin Coal to produce coke for steel work clients. The export coal is shipped through three ports which are all situated approximately 800 km from the mine.

5.2 Corporate Management Structure

The corporate management structure is shown in Appendix 2. Workforce numbers for Huajin Coal are shown in Table 5-1.

Table 5-1: Workforce Numbers - Huajin Coal

Category	Employees
Production [1]	
Shaqu UG	1,755
Management [2]	10
Other [3]	419
Total	**2,184**

1. Permanent and contractor employees involved in mining activities
2. Senior management – excludes functional departments
3. Only personnel involved with the mines – excludes CHPP, rail etc

Salaries for skilled non-technical workers start at RMB600 per month while skilled underground mine workers earn RMB1,800 per month. Technical personnel are remunerated at RMB1,900 per month and high level personnel at RMB2,400 per month.

5.3 Occupational Health and Safety

Shaqu mine utilises a safety management system that appoints safety monitors from head office and site personnel to conduct inspections and improve safety conditions. A total of 78 safety monitors are appointed at Shaqu mine. Investigations are conducted after an incident occurs in an attempt to determine the root cause. This information is communicated to all employees and contractors at special workforce meetings and at the start of shift safety meetings. Safety procedures are developed through accident investigations to prevent recurrence of similar incidents.

Employees undergo safety training through a government training centre every year and position-specific training every three years. Workers are also trained and encouraged to identify and report hazards, for which the company offers a financial reward.

The safety statistics for Shaqu mine since 2003 are listed in Table 5-2.

Table 5-2: Accident Statistics, 2003 to 2005 - Huajin Coal

Category	2003	2004	2005
Fatal [1]	0	0	0
Serious [2]	1	0	0
Minor [3]	1	3	0

1. Accident causing death (number indicates lives claimed)
2. Accident requiring hospitalisation and do not return to work for more than 24 hours (includes fatal incidents)
3. Accident which does not require hospitalisation and employee returns to work within 24 hours

Contractors are included in the above figures, which reflect very low levels of injury frequency. Only one serious injury, namely a broken leg, has occurred at the mine since 1999. No minor or serious injuries are planned for, however a maximum limit for a fatality rate of 0.5 persons per Mt of coal mined is set every year.

Mine representatives consistently demonstrate that safety is a priority and that it remains a significant consideration in all aspects of planning and operation. Similarly, the safety statistics reflect good performance.

Shaqu mine is reported to be one of the highest methane level mines in China. Very high levels of methane in the coal seam are apparent and the mine utilises in-seam drilling practices prior to longwall mining to de-gas the seam to mineable levels.

5.4 Environmental Assessment

5.4.1 Introduction, Scope and Background

An environmental assessment of Huajin Coal was completed by SRK to assess Huajin Coal's environmental management across its operations. The primary reason for assessing Huajin Coal's environmental management was to identify any potential financial liabilities arising from its operations, which include:

- Shaqu underground coal mine and Wangjialing Exploration Zone (for the proposed Wangjialing underground coal mine)
- Two coking plants operated under contract to Huajin Coal by the China Coal Coking Group Ltd (Coking Plant No. 1) and the Longquan Cokechem Company Ltd (Coking Plant No. 2)

In addition to visiting the above major sites, the SRK environmental assessment included interviews with key environmental staff members of Huajin Coal, inspection of relevant environmental documentation and interpretation of responses to an environmental questionnaire provided by SRK.

As for environmental assessments of previous China Coal subsidiary companies, this environmental assessment is reported entirely at corporate level. This approach was adopted as Huajin Coal has an office adjacent to its Shaqu mine at Liulin from which the environmental management of both Shaqu underground mine and the proposed Wangjialing underground mine is resourced.

5.4.2 Corporate Environmental Awareness

Huajin Coal has only been operating the Shaqu mine since 2004. ISO9001 and ISO14001 accreditation require a qualifying operational period prior to a mine being permitted to apply for International Standards Organisation (ISO) status. Huajin Coal plans to apply for environmental, quality and safety accreditation for both the Shaqu and Wangjialing mines when they have been operational for several years

This is also the situation for Coking Plant No. 1, while Coking Plant No. 2 is internally evaluating the ability to meet the requirements for application.

5.4.3 Mining Title and Royalty Payments

Huajin Coal is licenced to mine underground at both its Shaqu and Wangjialing mines. Mining licence details are provided in Table 5-3. Huajin Coal holds both the surface and mineral rights at its Shaqu mine and at the proposed Wangjialing mine, with the mining licences valid until September 2031.

Table 5-3: Mining Licence Details – Huajin Coal

Mine	Mining Licence No.	Mining Area (km^2)	Issue Date	Licence Tenure
Shaqu	1000000420071	138.4	December 2004	27 years
Wangjialing	1000000420072	176.7	December 2004	27 years

Should Huajin Coal still have mineable coal reserves following expiration of its mining licences, it can apply for a new or extended licence. The mining licences were issued by MOLAR in December 1999. Huajin Coal pays mining royalties and taxes at its Shaqu mine according to Chinese Mineral Resources Law (1996 as amended).

There are no options held over the mining land other than by the government and it is not permitted to divest mining licences to other commercial operations.

5.4.4 Environmental Licencing, Compliance and Reporting

As previously noted, it is a statutory requirement that environmental considerations are detailed in the project feasibility study for all new projects in China, which is subsequently presented to the Environmental Protection Bureau of the respective province in which the operation is located, which in this instance is Shanxi province. This environmental component is essentially akin to an environmental impact assessment report and is passed to the state agency if required, commensurate with the scale of the proposed operation. The various operational environmental licences are then granted to the mining company based on the sustainability of the operation according to this environmental feasibility study, in addition to its ability to manage its environmental obligations under the National Environment Protection Law (1989). For the Shaqu operation, environmental licences were granted at provincial level for boundary noise, gaseous emissions and water discharge. Further to these environmental licences, Huajin Coal maintains a licence at Shaqu from the local Liulin County Water Resource Management Commission for groundwater extraction.

Shaqu mine is required to prepare an individual annual environment report to the Shanxi provincial Environmental Protection Bureau that incorporates data on waste volumes generated, noise, wastewater and gaseous emissions. After approval, the report is passed from the provincial regulators to the local county environmental regulators who conduct random inspections approximately every four months. Huajin Coal also maintains its own on-site environmental laboratory to monitor water quality on site. A similar reporting system is in operation at both the coal coking facilities, though Coking Plant No. 1 is still under construction and is only operating at approximately 25% of capacity at this stage.

The plant was expected to be fully operational in early 2006. Coking Plant No. 2 has approval from the local government to expand its coal washing plant capacity by an additional 600,000 tonnes per annum.

The environmental approvals pathway prior to commissioning the Wangjialing mine is appoaching completion. The Xian Coal Design Institute designed the mine and submitted the final feasibility study to State Development and Reform Committee in March 2003.

The environmental plan for the mine was approved by the State Environmental Protection Bureau at the end of 2003, while the water plan was approved by the State Ministry of Water Resources also in late 2003. The State Ministry policy changed in August 2004 however, to one that required a series of different approvals. In this regard, the 'location' report was approved by the Shanxi government in 2004, with the 'land use' report being approved by both the local and provincial governments in late 2004. These were also approved by MOLAR in March 2005, with the only remaining approval required being from the State Development and Reform Committee, which is pending.

SRK inspected the Annual Environment Report for the Shaqu coal wash plant and found all environmental data to be in compliance with relevant criteria.

5.4.5 Environmental Staff

Huajin Coal maintains the following environmental staff at its head office that oversees both the Shaqu and Wangjialing sites. There are two professional environmental managers that are included in the operational staff, with an additional four technical staff in the coal wash plant located at Shaqu dedicated to environmental management. In addition, Huajin Coal maintains an 'environmental protection team' that consists of 13 staff from various departments to oversee environmental compliance. The two coking plants both have two environmental staff members who report on and maintain environmental compliance.

5.4.6 Environmental Planning and Budgets

Huajin Coal produces 10 year long term environment plans for their Shaqu operations, while the environmental planning for Wangjialing is still at the feasibility stage. As noted above however, the environmental and water plans for the proposed Wangjialing mine have been approved by the relevant authorities. No environmental plans were sighted by SRK at either coal coking plant, however, plant No. 1 was still being built with environmental plans approved by the regulators, while plant No. 2 also had expansion plans approved by the regulators. It should be noted that the gas power technology, emissions scrubbing equipment and water recycling equipment being installed at plant No. 1 suggest it will be a leader in environmental or 'clean production' technology in China.

SRK inspected Huajin Coal's 2005 environmental budgets and noted that it planned to spend upwards of RMB500,000 on site rehabilitation. Furthermore, as the plant has been operational for less than one year, all environmental infrastructure is relatively new, and large budgets for upgrading and/or maintaining environmental equipment are not required at this early stage of operation.

5.4.7 Water Management

Huajin Coal has a company-wide policy on water conservation, and is aware that it operates in a semi-arid environment. This awareness is demonstrated by on-site water treatment and recycling. Water is sourced for Shaqu mine by five groundwater wells approved by local authorities. Groundwater also supplies the water for both coking plants with Coking Plant No. 1 having six wells as supply and Coking Plant No. 2 having three wells to supply its water needs. There is no off-site water discharge at either of the coking plants, with all industrial water recycled into either the coal wash plant, the quenching operations and/or used as on-site dust suppression. There is a WWTP under construction at Coking Plant No. 1 (expected to be operational in October 2005), while Coking Plant No. 2 does not have an on-site waste water treatment plant.

Shaqu mine has an on-site WWTP that treats coal wash water prior to it being recycled for on-site industrial use. Limited seasonal discharge of wastewater is undertaken at one discharge point from treated residential wastewater by Huajin Coal. SRK inspected discharge water quality data and found it to be in compliance with relevant Chinese environmental standards. Overall, it is the opinion of SRK that Huajin Coal takes its water management responsibilities seriously and manages its water use accordingly.

5.4.8 Waste Rock, Tailings and Rehabilitation Management

Due to the underground nature of the Shaqu mine, waste rock generation is significantly less than for an open-pit mine. This fact considered, Huajin Coal still produces sufficient waste rock to require a management plan. In this regard, the waste rock from Shaqu mine is disposed of in waste rock dumps on the side of the hillside immediately behind Shaqu Mine. Due to the geotechnical challenges imposed by the method of waste rock disposal at Shaqu, the work is subcontracted out to the Shanxi Rehabilitation Company. Rehabilitation is undertaken in a progressive fashion with a 2 m thick soil cap covering the shale and sandstone waste rock. The soil cap is then covered with a geo-membrane and revegetated. The rehabilitated areas at Shaqu blend in with local geomorphology very well. Sediment traps and channels are also constructed on the rehabilitated areas to manage surface water run-off.

The anticipated life of the waste rock dump at Shaqu is 12 years, after which waste rock will be transported to a new site with an anticipated life of approximately 10 years. The mine life at Shaqu is expected to exceed this timeframe and an alternative waste rock disposal area will be required following expiration of the current and proposed sites. Coal wash tailings at Shaqu mine are beneficially re-used by being dried and sold to local brick makers as a cheap fuel source. This tailings management plan has been approved by local government. Boiler ash at Shaqu mine is disposed of in the waste rock dump and rehabilitated. The presence of boiler ash in the waste rock dump will have a small neutralising effect on any oxidising sulphide minerals potentially present in the waste rock, although none were sighted during SRK's visit.

In 2005, no waste was generated at the Wangjialing site, though SRK was not supplied with the mine plan and can therefore not comment on any proposed waste rock or tailings management plans. The coal wash plant at Coking Plant No. 1 was not yet operational at the time of SRK's visit; therefore, no waste was being generated. When the plant is completed, it is planned to use the coal wash rejects as a fuel in a yet-to-be established power plant. Coal wash plant rejects at Coking Plant No. 2 are sold as briquettes for power generation to the local power plant.

Overall, it is the opinion of SRK that Huajin Coal's plans for waste rock and tailing management are suitable for the operations. Furthermore, considering the remote nature of the operation, it is unlikely Huajin Coal will experience any major problems locating alternate waste rock disposal areas following expiration of the current and proposed sites.

5.4.9 Dust Management

Dust at the proposed Wangjialing site was not an issue in 2005 as the land was being cropped and there were no mining operations on site. Dust is managed at the Shaqu mine in both underground and above ground operations. Water sprays are in place on the longwall cutting equipment to suppress underground dust, while water is sprayed over temporary coal stockpiles above ground. Dust is routinely monitored and data reported for the coal storage area and also in the coal wash facility. In this regard, Huajin Coal attempts to keep the coal damp throughout the coal handling and treatment process in order to suppress dust.

As noted the WWTP at Coking Plant No. 1 is still under construction, however it is planned to use the recycled water from the plant once completed for on-site dust suppression, including in the coal washing facility still under construction. While there is no waste water treatment facility on site at Coking Plant No. 2, waste water is also recycled and used in on-site dust suppression. Both coking plants are required to report on dust emissions as part of their environmental licensing requirements.

5.4.10 Social and Regulatory Relations

Following discussions with Huajin Coal staff it appears that relations with both local residents and regulatory bodies are sound. The good relationship with the local community of Liulin is primarily due to employment opportunities. Direct mine employment also has positive downstream effects on the local and regional economy in service industries.

Residents directly affected by mine site operations are compensated by Huajin Coal and relocated from the area. Relocations are also likely to occur at the proposed Wangjialing operation prior to commencement of mining activities. The remote location of Coking Plant No. 1 minimises impact on residents while also providing good employment opportunities. There is minimal impact on residents from operations at Coking Plant No. 2, due to it being located in a specifically designed 'heavy industry' park.

Huajin Coal's relations with statutory bodies are sound, as evidenced by the fact that Huajin Coal has not been fined for breaching environmental standards at either its Shaqu mine or the operating coking plants. Furthermore, the proposed Wangjialing mine has been approved for operation and such approvals are not granted if the mining company has previously logged a large number of environmental incidents or proved to be environmentally irresponsible. It is the opinion of SRK that Huajin Coal's proactive approach to its environmental responsibilities, in particular its water management requirements, has helped to maintain these positive relationships with relevant regulatory staff.

5.4.11 Environmental Assessment Conclusions

Following interviews with key Huajin Coal environmental and managerial staff, and inspection of environmental documentation and operations, SRK found that Huajin Coal has a sound and proactive approach to its environmental responsibilities and is managing its operations in compliance with its environmental obligations. This opinion is supported by the fact that Huajin Coal has not been fined for any environmental breaches across its operations to date.. Specific focus is on water management and conservation, along with cleaner production technology. These areas of focus are evident in investment in plant and equipment at operating sites, as well as at sites under construction.

5.5 Coal Processing and Transport

During 2005, 30% of coal from Huajin was destined for export and 70% for the local market. The export coal is shipped through three ports, each of which is approximately 800 km from the mine site. The three ports are Qingdao, Rizhao and Tianjin. The local product is sold to steel manufacturers and is railed to customers through the public railway network.

The coal is initially transported by train from the mine for 1.5 km on a company-owned rail line to the Muchun railway station. From this railway station the company utilises the public rail network to supply the coal to customers. Trucks are used to deliver coal to local customers within a radius of 100 km and consideration is being given to increase the supply to these customers to minimise congestion on the public railway system.

Huajin Coal is also preparing to expend funds to improve its ability to transport coal by upgrading the current system or by consideration of a new line with electric trains. Finances to initiate these improvements were provided in the 2005 budget.

Furthermore, the government is planning the construction of an additional railway line with a capacity of 16 Mtpa, with construction to commence at the end of 2005.

5.5.1 Shaqu CPP

This site has been equipped with two processing plants, namely a traditional Chinese jig plant with a capacity of 1.5 Mtpa and a new dense medium plant with a capacity of 3 Mtpa. The latter plant commenced trial production in August 2005. It is also planned for the current ROM section to be upgraded to match the increased capacity which will increase efficiency and allow for different quality feeds. Subsequent to the ROM upgrade, the old jig plant will be stripped out and rebuilt as another new dense medium plant.

Jig Plant

The Shaqu jig plant was first operated in 1996 and is still in excellent order. A picking belt system feeds the 200 mm x 50 mm raw feed from the ROM stockpiles with the material then crushed to -50 mm. It then passes through four bins of 360 t capacity each to reach the plant. The full size range is then washed in a 2 m, three-product jig. The jig rejects are discarded and the middlings are either bunkered for the on-site boiler that generates steam for heating, sent to a truck bin for local sales or conveyed to the 3,300 t train loading bin.

The jig product is screened at 10 mm and the oversize is stored in 3 x 2,300 t train loading bins. The fine jig product is separated at 0.5 mm using an elevator separator and screen, and the 10 mm x 0.5 mm product is dewatered in four centrifuges and sent to train loading. The 0.5 mm x 0 mm product is thickened with the thickener underflow cleaned in a flotation plant. The product is dried on two disc filters and the flotation tailings are dried in plate press filters and sold for home fires.

The Shaqu jig plant was due to be taken out of service in late 2005. Workforce numbers in 2005 were 170 plus additional maintenance staff.

New Dense Media Plant

In 2005 a new dense media plant was constructed by an Australian company using equipment sourced from Australia. It was built according to typical Australian design with steel structure and cladding, but typical of Chinese design, is large and very spacious.

The 50 mm x 0.5 mm feed is processed in two stages of dense medium cyclones. The high grade and middlings product are dried by horizontal centrifuges while the fines are floated in conventional cells. The cell product is dried in Chinese manufactured hyperbaric filters and the tailings are thickened in a thickener and dried in a press. The new plant mass balance is shown in Table 5-4.

Table 5-4: New Plant Mass Balance – Shaqu CPP

New Plant	Tonnes/hour	Ash (%)
Feed	650	23
High Grade Product	480	10
Middlings	52	38
Reject	100	71
Tailings	18	42

Forecast availability figures are not considered to be an issue as the plant is only required to run for 10 hours/day. The new plant will however be budgeted to run 16 hours/day.

A workforce of 339 is planned for the new dense media plant.

Quality

Typically ROM float/sink tests show 80% yield at 9% ash for a 1.70 SG cut. The new plant is planned to be run with the primary cyclone at 1.62 SG for 9% to 10% ash and the secondary cyclone at 1.80 SG for 45% ash.

The ROM coal supplied from Shaqu mine is reported to have an ash range of between 21% and 29% and volatiles ranging between 17.5% and 19.0%. The calorific value (CV) of the product is 7,700 kcal/kg with a crucible swelling number (CSN) between 6.5 and 8.0. Sulphur values range between 0.4% and 1.0%.

The quality parameters for the plant are indicated in Table 5-5.

Table 5-5: Quality Parameters - Shaqu CPP

		Ash (%)	CV (kcal/kg)	Sulphur (%)	TM (%)
Feed	#7 Seam	24.0	-	0.5	-
Product	High Grade	10.0	7,700	0.5	11

5.5.2 Coal Production History

The historical production for the Huajin Coal processing plant is shown in Table 5-6.

Table 5-6: Coal Processing Plants Production History, 2003 to 30 June 2006 - Shaqu

		2003	2004	2005	30 June 2006
Washed Coal	Mt	0.64	0.92	0.95	0.65
Middlings	Mt	0.10	0.21	0.24	0.11
Raw Coal and Waste	Mt	0.13	0.24	0.24	0.14
Total	**Mt**	**0.87**	**1.37**	**1.43**	**0.9**

5.6 Long Term Plans

Huajin Coal produced 1.63 Mt from Shaqu mine in 2004 and 1.87 Mt during 2005. The production plan indicates an increase to 2.4 Mt for 2006. The five year plan for Shaqu mine includes the increase of production to 8 Mtpa but no formal plan has yet been finalised. An application for approval has been lodged with the local government and pending the outcome, three additional longwalls will be purchased and deployed in the western and eastern sides of the current mine. Planned production figures indicate Shaqu mine to double current production by 2008 as shown in Table 5-7.

Table 5-7: ROM Production Forecast - Shaqu

Year	Production (Mt)
2006	2.40
2007	3.00
2008	5.00

Construction at Wangjialing exploration site was approved by the state government and is planned to commence during 2007. This timeframe implies that longwall production will commence in 2009 with full production capacity of the mine planned at 6 Mtpa. A wash plant with a capacity of 6 Mtpa will also be constructed to wash Wangjialing coal. The total investment for this project is reported at RMB2,311M.

5.7 Shaqu Underground Mine

5.7.1 Introduction

Construction of the mine commenced in 1992 but ceased in 1998 due to a lack of sufficient funds. In February 2002 construction recommenced under a new joint venture between China Coal (50%) and the Sanshi Coking Group (50%). The #4 seam has been mined since 1999, however full-scale operations only commenced again in 2004.

The #4 seam is being mined at a depth of 400 m below the surface. Two longwall systems are in operation at Shaqu mine, one in the north and one in the south. The longwall in the south cuts at the seam height of 2.4 m and the longwall in the north cuts at 4 m in a 4.2 m seam height. The longwall panels are supported by four development panels.

The mine produced 1.63 Mt in 2004 and 1.87 Mtpa during 2005.

5.7.2 Geology and Mineral Resources

General topography over the Shaqu mine consists of a wide river flat and therefore has no relief. Beyond the river flat there are high mountainous areas. The stratigraphic sequence of Shaqu coal mine is outlined in Table 5-8.

Table 5-8: Stratigraphic Sequence - Shaqu

Stratigraphic Unit	Thickness Range (m)	Average Thickness (m)
Quaternary	20 to 130	100
Triassic	0 to 59	0
Upper Permian	0 to 148	25
Upper Lower Permian	0 to 97	49
Lower Lower Permian (Shanxi Group)	11 to 98	60
Upper Carboniferous (Taiyuan Group)	57 to 105	79

The Quaternary material is usually unconsolidated and weathered soil, clays, sands and gravel deposited by recent river systems. Gravel is often found at the base of the Quaternary. The Triassic, which consists of greywacke sandstones with minor siltstones and gravel beds in places, is generally not present in the Shaqu mine area.

Seams #2 to #5 belong to the Shanxi Group. Generally the #2 and #3 seams are either too thin or not present due to being eroded away by the overlying Quaternary sediments. Seam #6 through to #10 seam are of the Taiyuan Group. The #6 and #7 seams are too thin or absent and are not recovered in the mining operations. Only the #4, #5, #8, #9 and #10 seams are mined. The #4 seam is thickest in the north area at 4.2 m and gradually thins towards the south to 2.4 m. The #4 seam can include up to six partings, but generally has only one or two stone bands. The partings are usually less than 0.2 m thick. Roof conditions are good, the roof primarily being a competent mudstone. The #5 seam has little or no partings and has a competent limestone roof.

The #8, #9 and #10 seams often coalesce to form a large working section up to 8 m thick. This combined unit has up to seven partings (each generally less than 0.2 m thick) and has a strong and competent limestone roof.

The average dip of the Permian strata is 7 degrees, but can steepen in some areas to more than 15 degrees.

Table 5-9: Seam Statistics - Shaqu

Seam	Thickness Range (m)	Average Thickness (m)	Average Interburden (m)
#4	0.8 to 6	3	115 to 750 (base plate deeply embedded)
#5	0.1 to 5	2.7	5.5
#8/9/10	1.0 to 9.5	7	44.6

Structure

The Shaqu area has little or no structural features. There are very few faults within the Shaqu area and the few that are found are small scale (less than 1 m throw), with little or no affect on the mining recovery of the seams. Minor folding of the strata was found in places, while the general strike of the seams is NE dipping to the NW at dips ranging from 3 to 7 degrees.

A 3D seismic survey was trialled in the area, but found to be unsuccessful due to the gravel layers at the base of the Quaternary. There is no evidence of igneous activity in Shaqu coalfield.

Coal Quality

All the coal mined at Shaqu produces coking coal products. Approximately 30% of the total product is sold on the export market.

All the ROM coal is washed through a dense medium cyclone wash plant at the mine site (see Coal Processing section for more details). The typical quality parameters of each seam are summarised in Table 5-10.

Table 5-10: Typical Coal Quality - Shaqu Seams

Seam	Inherent Moisture % (ad)	Raw Ash % (ad)	Washed Ash % (ad)	Raw Sulphur % (ad)	Washed Sulphur % (ad)	Washed Phosphorus % (ad)
#4	0.5	20.0	7.0	0.45	-	0.050
#5	0.6	22.0	9.0	1.00	0.70	0.050
#8/9/10	0.6	15.0	6.0	2.50	2.00	0.006

Gas

Many gas samples were taken from the bore cores of the three target seams during the Shaqu exploration program. The Shaqu mine is regarded as one of the highest methane gas mines in China.

Bore core gas samples ranged from 7 to 30 m^3/t. The #4 and #5 seams averaged around 10 m^3/t at 92% methane, while the #8, #9 and #10 seams averaged 15 m^3/t at 96% methane. To date, the areas of higher gas have been well managed by the company using gas drainage systems and adequate ventilation.

More lead time will be required to desorb the gas in the lower seams before the panels are safe to mine. Desorption from surface drilling is being investigated by Huajin Coal.

Resource Estimation

There have been two phases of drilling at Shaqu, each having different levels of reliability in terms of seam tonnage and coal quality.

In the 1970s drilling was performed by the Chinese central government using NQ-size core drilling equipment. These boreholes were found to have a low core recovery rate (usually less than 80%) and are considered to be reasonably reliable in terms of coal thickness (due to the use of geophysical logs).

The second drilling program was conducted in the 1990s using good drilling equipment. This program proved to be successful in attaining a coal seam recovery rate of greater than 95% on average. Therefore, in terms of reliable data, the boreholes of the 1990s (to current) are regarded as very reliable data points for use in the estimation of coal resources. The earlier boreholes are regarded as unreliable due to lower than acceptable core recovery and therefore resulted in a downgrading of the resource categorisation.

Reserves have been estimated in areas where the #8, #9 and #10 seams coalesce to form one thick working section.

The parameters used to estimate the Coal Reserve are as follows:

- Minimum coal seam thickness of 0.6 m
- Maximum seam dip of 15 degrees
- Small mining blocks based on coal rank
- Coal excluded beneath surface infrastructure

The coal resources for Shaqu mine are shown in Table 5-11 and were current as at 30 June 2006.

Table 5-11: Coal Resources - Shaqu

Seam	Resources (Mt)			Total Resources (Mt)	Mineable Resources (Mt)
	Measured	Indicated	Inferred		
#4	117	161	184	462	278
#5	104	163	106	373	267
#8	131	218	316	665	0[1]
#9	0	0	72	72	0[1]
#10	0	42	210	252	0[1]
Total	**352**	**584**	**888**	**1,824**	**545**

1. #8, #9 and #10 seams excluded from Mineable Resources due to excessive gas levels

5.7.3 Coal Reserves

SRK has applied a 75% mining recovery factor to the coal resources to allow for those resources which will not be accessible in a practical mine design. This has been assumed to allow for areas which will not be mineable or fully extractable, such as faults and intrusions, gateroads, main and development entries. Mining loss and mining dilution factors have also been applied to calculate recoverable reserves. A saleable recovery percentage was then applied to calculate marketable reserves. The resulting coal reserves are shown in Table 5-12.

Table 5-12: Coal Reserves - Shaqu

Mining Recovery (%)	Proved Reserve (Mt)	Probable Reserve (Mt)	Proved + Probable Reserve (Mt)	Mining Loss (%)	Mining Dilution (%)	Recoverable Reserves (Mt)	Saleable Recovery (%)	Marketable Reserves (Mt)
75	166	243	409	6	10	423	89.7	379

5.7.4 Mining and Operations

Eight seams are present in the resource block of which three are too thin to be economically mined. The #4 seam is being mined, with the #5 seam planned for 2006. The #8, #9 and #10 seams are also deemed to be mineable in future. The #4 seam dips at an average of 7 degrees and is 400 m below the surface.

Two longwall systems are deployed in two separate areas of the mine. The longwall panel visited by SRK during the site visit (panel 14201) is 200 m wide and 1.2 km long. This longwall extracts the whole seam at 2.4 m, however the other longwall extracts 4 m in a seam height of 4.2 m in the northern part of the mine. Equipment is supplied by Chinese manufacturers with the shearer a MGTY300/730-1.1D-model in the north and a MG-200 in the south. The shields are ZZ5200/25/47-models in the north and ZZ4600/16/32 in the south. Three development panels mine in coal and rock, with two roadheader panels equipped with S-120 roadheaders deployed in the north and one blasting panel operating in the south during the time of the visit. The longwall system in the south has a production capacity of 1 Mtpa and the system in the north 2 Mtpa. The historical ROM production figures for Shaqu mine are shown in Table 5-13.

Table 5-13: Mine Production History, 2003 to 30 June 2006 – Shaqu

	2003	2004	2005	30 June 2006
Longwall (Mtpa)	0.98	1.63	1.87	1.25
Development (m) [1]	0	190	1,954	1,417

1. Development meters reported are low due to development activities completed as part of the establishment period of mine

Development in coal is done at a width of 4 m and a height of 4 m in the north and at a height of 2.6 m in the south. To achieve this height in the south requires cutting into the floor by 200 mm. Mining conditions can become fairly difficult, especially in the tailgate where the roadway is pinching and intensive support in the roof and sidewalls, with additional standing support, is required to keep the roadway open. The high level of stresses on the tailgate side could have been brought about by the widely accepted practice in China of mining a longwall panel with previously mined longwall panels on both sides.

Long term development for mine expansion is done in rock in an arched profile with a base width of 5 m and a height of 4.5 m. A concrete floor of 350 mm is constructed along the roadway and shotcrete applied at a thickness of between 100 mm and 150 mm on the sidewalls and the roof.

Stonedust is not used at the mine. Sidewalls and roof are washed down periodically with water and water barriers are in use as prescribed by legislation.

Ventilation quantities are generally lower than internationally acceptable standards. The airflow quantity reported for the longwall panel is 32.5 m^3/sec and for the development panel measurements indicate 17 m^3/sec in the intake and 8.3 m^3/sec in the mining face. Levels of methane are consistently detected underground. Some of the values detected during the site visit ranged from 0.65 to 1.2%.

Shaqu mine uses in-seam drilling techniques into the longwall block before mining to drain methane to a mineable level. The gas holes are drilled every 10 m to a depth of 150 m and plumbed with hoses to a common pipeline to pipe the methane to the surface for flaring. Surface-to-seam drilling techniques were not used in 2005, however this technique is under investigation to be implemented at a later stage. High concentrations of methane liberates from the #4 seam floor, indicating that the lower seams also contain high levels of methane.

In-time methane monitoring is available on the surface in a centralised control room and equipment underground is interlocked to trip power when methane levels exceed 1.5% concentration in intakes and working faces, and 2% in the longwall return roadway. Monitors are placed in underground workings in positions prescribed by legislation. A 5% methane peak the day before the site visit was observed on a historical graph in the control room. This peak reading was caused by a power failure and it was reported that all personnel in the ventilation district were evacuated to the main intake until the problem was rectified.

Heat levels experienced underground were acceptable and temperatures are measured in the panels and relayed to surface with the methane and carbon-dioxide readings. Maintenance on underground equipment is scheduled and conducted every day from 4:00pm to 12:00am.

Dust levels were evident during the site visit and measurements are taken every 10 days in identified areas in compliance with legislation and experience of high dust areas. The following methods to prevent dust generation are applied.

- Water injection to coal seam prior to mining
- Sprays on production machines
- Water fog in development panels
- Drilling with water
- Washing of sidewalls and roof on a frequent basis

Shaqu mine utilises conventional methods of transportation underground. Coal is transported from the longwall panel to the surface by rubber belt conveyor systems and in development panels initially by a scraper chain conveyor and subsequently by the rubber belt conveyor system. Personnel travel on foot to their working places and material and waste are transported by conventional winch and skip systems.

5.7.5 Infrastructure

Six shafts in total have been established at Shaqu mine. Four shafts are utilised as intake shafts and two as return shafts. The services installed in each shaft are:

- Intake:
    - Vertical ventilation shaft
    - Vertical auxiliary shaft
    - Incline coal conveyor shaft
    - Incline escape shaft
- Return:
    - Vertical ventilation shaft
    - Incline ventilation shaft

The auxiliary shaft is 378 m deep and is equipped to convey men and material to and from the surface.

The mine is supplied by the local public electricity grid from the Liulin power station (200 Megawatts (MW)) at 110 kV. A surface substation steps the supply down to 10 kV to separately distribute it to the northern side of the mine. This side of the mine is supplied by one supply line over a distance of 2.72 km. For the southern side of the mine, a duplex line of 3.13 km feeds a substation where the supply is transformed to 35 kV to be supplied to a further substation equipped with 2 x 16,000 kVA transformers. Electricity supply is then stepped down to 10 kV and supplied to various substations on the surface and mobile substations underground. Power is supplied to production equipment at 1,140 V and 660 V.

Longwall production is forced to cease during peak times between five and 10 days per month for three to four months of the year because of insufficient supply of power to the mine. The reduced power supply particularly occurs during the seasons of spring and winter.

During this time only development operations and maintenance with other general work can continue. Research and investigative work has commenced to build a company-owned gas-fired power station to utilise the methane drained from underground and alleviate dependency on the local grid.

Water is supplied to the mine from five surface boreholes situated at Kangjiagou, 3.4 km from the mine. The wells have a combined supply capacity of 10,000 m^3/day and in 2005 the total consumption at the mine was 6,397 m^3/day. Only two or three boreholes are required at any given time to sufficiently supply the mine. A total surface storage capacity of 3,200 m^3 is available for mine usage and 600 m^3 for residential use.

5.7.6 Capital and Operating Costs

Historical and planned capital cost figures for Shaqu mine are presented in Table 5-14. A significant increase in capital expenditure is planned for 2007 and 2008 to increase the capacity of the mine.

Table 5-14: Capital Expenditure - Shaqu

Operating Company and Mine	Mining Method	Capital Expenditure (RMB Million)					
		2003	2004	2005	2006	2007	2008
Huajin Coking Coal Co Ltd							
Shaqu	UG	678	247	182	48	902	776

Reported actual operating costs at Shaqu mine increased significantly from 2003 to 2004 due to a change in accounting practices. The unit cost showed a further slight increase during 2005 as indicated in Table 5-15.

Table 5-15: Average Annual Mine Cash Costs - Shaqu

Operating Company and Mine	Mining Method	Cash Operating Cost (RMB/tonne)		
		2003	2004	2005
Huajin Coking Coal Co Ltd				
Shaqu	UG	73.00	102.00	118.00

5.8 Wangjialing Underground Mine

5.8.1 Introduction

The Wangjialing resource is situated south-west of the Xiangning mining area in the Shanxi province. Construction of an underground mine is planned to commence during 2007. At full production capacity, the mine will produce 6 Mtpa and a power plant will also be constructed at a capacity of 2 x 50 MW to supply power to the mine and the processing plant. The power plant will be situated 8.66 km from the mine.

The total investment for the project is reported at RMB2,311.24 M of which RMB13.79 M has already been spent.

5.8.2 Geology and Mineral Resources

The topography consists of steep hills with an elevation range from 400 to 1,420 m above sea level. The variation is primarily due to the large river systems and large erosional valleys that have been cut into the thick soft Quaternary cover across the region. The steep hills are aligned with terraced farming.

The stratigraphic sequence of the Wangjialing area is outlined in Table 5-16.

Table 5-16: Stratigraphic Sequence - Wangjialing

Stratigraphic Unit	Thickness Range (m)	Average Thickness (m)
Upper Permian (Shi Qian Feng Group)	0 to 17	0[1]
Upper Permian (Shang Shi Hi Zi Group)	452 to 556	495
Lower Permian (Xia Shi Hi Zi Group)	71 to 119	90
Lower Permian (Shanxi Group)	20 to 36	25
Upper Carboniferous (Taiyuan Group)	43 to 91	60
Middle Carboniferous (Benxi Group)	-	11

1. Zero indicates unit does not exist in mining area but range reflects regional geology beyond mining area

The Quaternary material is usually unconsolidated and weathered soil and clays, with gravel at the base of the unit. The Neocene sediments are essentially clay material. The Quaternary and Neocene sediments constitute the bulk of the overburden material and unconformably overlie the Permian sediments.

The #2 and #3 seams belong to the Shanxi Group. The #2 seam averages 6 m in thickness (see Table 5-17) and contains between two and five partings which are generally less than 0.2 m thick. The immediate roof consists of mudstone and siltstone, while the immediate floor generally comprises mudstone, siltstone or fine sandstone. Generally the #3 seam is too thin (average 0.8 m) for consideration of underground extraction.

The #7 to #10 seams are of the Taiyuan Group. The #7 seam is generally too thin (averaging 0.5 m) or absent and is unlikely to be recoverable in underground mining operations. The #10 seam averages 2.4 m in thickness and contains between one and two partings which are generally less than 0.2 m thick. The immediate roof consists of sandstone, while the immediate floor generally comprises mudstone or fine sandstone. The #12 seam belongs to the Benxi Group and is generally too thin (average 1.2 m) at the depth it occurs for consideration of underground extraction.

Table 5-17: Seam Statistics - Wangjialing

Seam	Thickness Range (m)	Average Thickness (m)	Average Interburden (m)
#2	3.1 to 8.1	6.2	45 to 638[1]
#3	0.1 to 1.4	0.8	2.2
#7	0 to 1.6	0.5	26.5
#10	0.8 to 6.7	2.4	11.2
#12	0 to 2.7	1.2	26.6

1. Base plate deeply embedded

Structure

The Wangjialing area has two zones of steep dipping strata. In the east, a small area of the coalfield has strata dipping at 40 degrees over a 250 m wide zone. In the south-east corner of the area, a 500 m wide zone has dips ranging from 15 to 25 degrees.

There have been five significant faults delineated from the borehole exploration.

The major faults generally strike east-west, the largest having a displacement of up to 50 m while the remainder of the faults have between 20 and 30 m displacement.

Coal Quality

The #2 seam produces a mid-ash (average 7% after washing), low sulphur coking coal. The typical quality parameters of each seam are summarised in Table 5.18.

Table 5-18: Typical Coal Quality - Wangjialing Seams

Seam	Inherent Moisture % (ad)	Raw Ash % (ad)	Washed Ash % (ad)	Raw Sulphur % (ad)	Washed Sulphur % (ad)	Raw Phosphorus % (ad)
#2	0.9	19.3	6.9	0.49	0.45	0.032
#3	0.8	24.9	7.5	2.72	1.30	0.010
#7	0.7	24.6	6.5	5.27	3.71	0.015
#10	0.7	19.5	6.5	5.43	4.36	0.004
#12	0.1	28.9	8.0	6.80	2.72	0.021

Resource Estimation

The exploration boreholes at Wangjialing were drilled in the 1970s. In general, the core recovery of the seams averaged around 75% of the coal in each of the target seams. Most if not all boreholes were logged using geophysical logging tools to accurately measure the seam thickness which allows the coal tonnage to be accurately calculated. _The coal resources for Wangjialing mine are shown in Table 5-19 and were current as at 30 June 2006.

Table 5-19: Coal Resources - Wangjialing

Seam	Resources (Mt) Measured	Indicated	Inferred	Total Resources (Mt)	Mineable Resources (Mt)
#2	229	179	816	1,224	408
#3	0	17	147	164	17
#7	0	0	43	43	0[1]
#10	115	96	475	686	0[2]
#12	0	0	106	106	0[1]
Total	**344**	**292**	**1,587**	**2,223**	**425**

1. #7 and #12 seams excluded due to low seam thickness and high sulphur content
2. #10 seam excluded due to high sulphur content

5.8.3 Coal Reserves

SRK has applied a 75% mining recovery factor to the coal resources to allow for those resources which will not be accessible in a practical mine design. This has been assumed to allow for areas which will not be mineable or fully extractable, such as faults and intrusions, gateroads, main development entries etc. Mining loss and mining dilution factors have also been applied to calculate recoverable reserves. A saleable recovery percentage was then applied to calculate marketable reserves. The resulting coal reserves are shown in Table 5-20.

Table 5-20: Coal Reserves - Wangjialing

Mining Recovery (%)	Proved Reserve (Mt)	Probable Reserve (Mt)	Proved + Probable Reserve (Mt)	Mining Loss (%)	Mining Dilution (%)	Recoverable Reserves (Mt)	Saleable Recovery (%)	Marketable Reserves (Mt)
75	172	147	319	6	10	330	92.6	305

5.8.4 Mining and Operations

Longwall production is planned to commence in 2009. According to planning documentation, a total of 45,007 m would have been developed at that stage, comprising 11,899 m in rock, 14,700 m in rock and coal together and 18,408 m in coal. Development operations will commence 26 months after the start date of the project and are planned to be completed within 17 months. Allowing three months for the longwall installation and preparation, this results in a total of 46 months implementation and commissioning from the start of the project.

The feasibility study was completed in March 2003 and the environmental management report at the end of 2003. All approvals have been received except for final approval from the state government. Huajin Coal has been granted finance for the project by the China Development Bank. In 2005, temporary water and power supply was installed to the site.

5.8.5 Coal Processing and Transport

A processing plant at a capacity of 6 Mtpa is planned to wash coal mined at Wangjialing mine. An established rail network has been identified to rail coal to Rizhao port which is located 1,050 km from the mine. The Hou-Xi rail line, situated on the south-west corner of the mining resource, will be utilised to transport the coal over a distance of 8.8 km to the train loading station. The Hou-Xi line has a capacity of 16 Mtpa and was utilised at 8 Mtpa in 2005.

From there the coal will be transported on the Hou-Yue railway line, which has a design capacity of 70 Mtpa and was utilised at 30 Mtpa during 2005. A range of railway connection lines (Xin-Jiao, Yan-Xin and Yan-Shi rail lines) will lead to the Rizhao port situated 1,050 km from the mine.

5.8.6 Infrastructure

Temporary water and power supply were being installed to service the site.

5.8.7 Capital Costs

Huajin Coal plans to commence construction of the new Wanjialing underground mine during 2007. Capital expenditures to cover the costs of mine development, equipment acquisition and infrastructure establishment until 2008 are indicated in Table 5-21.

Table 5-21: Capital Expenditure - Wangjialing

Operating Company and Mine	Mining Method	Capital Expenditure (RMB Million)					
		2003	2004	2005	2006	2007	2008
Huajin Coking Coal Co Ltd							
Wangjialing	UG	-	-	-	182	1,070	1,023

6 Shanxi Nanliang Coal

6.1 Introduction

Shanxi Nanliang Coal Co Ltd (Nanliang Coal) is a joint venture between six shareholders of which three are major shareholders. The major shareholders are Huaguang Resources Ltd Australia (32%), which is 100% owned by China Coal, Yulin Coal Import and Export (26%) and China Coal (23%). Nanliang Coal operates the Nanliang underground mine in the Shenmu County, Shaanxi province, approximately 40 minutes drive by car from the town of Datong.

The project was approved in 1998 and the capital registered for the project was reported as RMB68.75 M. Prior to 1995 the mine was owned by the local government and between 1995 and 1998 it was under the ownership of Yulin Coal Import and Export. The mine initially started as a bord and pillar operation with a total of 200,000 t extracted with this mining method. Two seams were extracted, namely the #2 seam and the #3 seam and mining was simply from the outcrop on the side of a hill. In 1998 the joint venture was formed and the Xian Coal Mining Design Institute, which is a national organisation, designed the mine. A unique mining method is used in that 220 m wide blocks are formed by development mining and then extracted with blasting methods along the width of the face. Coal is transported from the mining face by a scraper conveyor and the roof is supported behind the face with hydraulic props. A barrier pillar of 10 m thick is left across the panel at intervals of 50 m.

Future plans include the stabilising of mine production at 1 Mtpa and the possible introduction of a longwall mining system. The subsequent addition of a second longwall system is also under consideration.

Nanliang mine produces steam coal which is sold to local customers only. Coal is loaded on trucks and transported 15 km to be loaded on trains, then transported 600 km by train to the Qinhuangdao port and distributed to customers from there.

6.2 Corporate Management Structure

Nanliang Coal's management structure is illustrated in Appendix 2. Workforce numbers for Nanliang Coal are shown in Table 6-1.

Table 6-1: Workforce Numbers - Nanliang Coal

Category	Employees
Production [1]	
Nanliang UG	566
Management [2]	3
Other [3]	38
Total	**607**

1. Permanent and contractor employees involved in mining activities
2. Senior management – excludes functional departments
3. Only personnel involved with the mines – excludes CHPP, rail etc

As the Nanliang mine is situated in an isolated area in the countryside, only 15 staff members are employed by the mine on a full-time basis. These staff members are accommodated on site and train-in and train-out over weekends on a scheduled basis. All other mine workers are local to the area and are employed by a contracting company.

Cost figures indicate that the staff members employed by the company are paid at an average of RMB9,833 per month, while contracting employees earn on average RMB1,466 per month.

6.3 Occupational Health and Safety

Nanliang mine employs 15 staff members with all other personnel at the mine employed by a contracting company. Contractor employees are all covered by Nanliang Coal's on-site safety management system. Twelve staff members and six contractors are appointed as safety monitors to inspect and improve safety conditions.

A system of fines has been implemented at Nanliang mine to encourage all parties to prevent any injuries. Staff members are required to pay a deposit at the start of the year (which may be up to 15% of their annual salary), which is forfeited if a fatality occurs. If no fatality occurs during the year, staff members will receive their deposit back and also receive a further bonus of twice the amount. Investigations are conducted after an incident occurs in an attempt to determine the root cause and the responsible party. Depending on the outcome of an incident investigation, the contracting company and workers of the contracting company (including the whole team) can be fined when found responsible for the occurrence of the incident or injury.

Safety procedures are developed through the accident investigations to prevent recurrence of a similar incident. The contracting company has the responsibility to communicate information following on from an investigation.

All employees undergo safety training through a government organisation once every two years. Additional safety and procedural training is conducted twice per year per employee by the contracting company, and Nanliang mine permanent personnel are involved in the evaluation of employees after that training. The contracting company has the responsibility to encourage its employees to identify and report hazards.

The supplied historical safety statistics for Nanliang mine since 2003 are shown in Table 6-2.

Table 6-2: Accident Statistics, 2003 to 2005 - Nanliang Coal

Category	2003	2004	2005
Fatal [1]	0	0	0
Serious [2]	0	0	0
Minor [3]	0	4	3

1. Accident causing death (number indicates lives claimed)
2. Accident requiring hospitalisation and do not return to work for more than 24 hours (includes fatal incidents)
3. Accident which does not require hospitalisation and employee returns to work within 24 hours

The accident statistics indicate very low levels of injury frequency, with only four minor injuries in 2004 and three in 2005. Health and safety is clearly given the highest priority at the mine, as reflected in the accident statistics.

6.4 Environmental Assessment

6.4.1 Introduction, Scope and Background

An environmental assessment was completed by SRK to assess Nanliang Coal's environmental management practices. In addition to visiting the Nanliang underground coal mine, the environmental assessment included interviews with key environmental staff members at Nanliang mine, inspection of relevant environmental documentation and interpretation of the responses to an environmental questionnaire provided by SRK.

As for the environmental assessments of the other China Coal subsidiary companies, this environmental assessment is reported entirely at corporate level. This approach was adopted as Nanliang Coal has its corporate office adjacent to the Nanliang mine in Shaanxi province from which the environmental management of the mine is undertaken.

6.4.2 Corporate Environmental Awareness

While Nanliang mine has been operational since 1989, the joint venture which now operates the Nanliang mine was only established in May 2005. As noted earlier in this report, in order to apply for ISO9001 and/or ISO14001 status, a mine must be operating for a qualifying period of time. Nanliang Coal plans to apply for quality, environmental and safety accreditation when it has operated for a suitable period of time under the new joint venture. Following discussions with staff, site inspection and document review, it is SRK's opinion that Nanliang Coal is an environmentally aware company and should have few problems achieving the quality and environmental accreditations should it apply.

6.4.3 Mining Title and Royalty Payments

Nanliang Coal is licenced to mine underground at Nanliang mine. Mining licence details are provided in Table 6-3. Nanliang Coal holds both the surface and mineral rights at the Nanliang mine, with mining licences valid until 2019. Should Nanliang Coal still have mineable coal reserves following expiration of the mining licences, it has a priority right to apply for a new or extended licence. The mining licence was issued by MOLAR.

Table 6-3: Mining Licence Details - Nanliang

Mine	Mining Licence No.	Mining Area (km^2)	Issue Date	Licence Tenure
Nanliang	1000009920052	19.3	August 1999	20 years

Nanliang Coal pays mining royalties and taxes to the government in respect of it Nanliang mine according to the Mineral Resources Law (1996 as amended). There are no options held over the mining land other than by the government and Nanliang Coal is not permitted to divest mining licences to other commercial operators.

6.4.4 Environmental Licencing, Compliance and Reporting

Environmental licences have been granted to Nanliang Coal at provincial level for boundary noise, gaseous emissions and water discharge. Further to these licences, Nanliang Coal maintains a licence from the local Fugu County Water Resource Management Commission for groundwater extraction to supply the mine.

Nanliang mine is required to prepare an Annual Environment Report to the Shaanxi provincial Environmental Protection Bureau that incorporates data on waste volumes generated, noise, wastewater and gaseous emissions.

After approval, the report is passed from the provincial regulators to the local county environmental regulators who conduct random inspections approximately every six months. In reality, there are very few environmental issues to manage at the Nanliang site, as the mine is underground and there is no coal wash facility on site. There is however a very small capacity waste water treatment plant (maximum capacity 360 m^3/day) and a coal crushing plant on-site.

SRK inspected the final inspection report of the environmental facilities for the proposed mine expansion compiled by the Environmental Protection Station of Yulin City, Shaanxi Province, dated May 2004. SRK found that all environmental factors were in compliance with relevant national standards with the exception of dust at three locations around the site. Upon further investigation, it was revealed that the dust breaches were due to topsoil removal from local farms by seasonal winds, rather than as a result of mining operations.

6.4.5 Environmental Staff

Due to the relatively simple nature of mining operations at Nanliang and the small amount of environmental infrastructure present at the mine, Nanliang Coal distributes the responsibilities for environmental management between a few senior safety and engineering staff members. In 2005 there were 15 permanent management staff at the mine site, with operational personnel being employed on a contract basis. After inspecting the mine site facilities, the rehabilitated areas, the environmental documentation and completing discussions with key Nanliang Coal staff members, it is the opinion of SRK that Nanliang Coal has suitably qualified and motivated staff to ensure and maintain environmental compliance.

6.4.6 Environmental Planning and Budgets

Nanliang Coal's current environmental plan was approved in 2004 by the local environmental regulators. Since its formation, Nanliang Coal has spent more than RMB7.3 M on landscaping, infrastructure and rehabilitation. This figure represents approximately 5.5% of the total mine budget. No budget for environmental monitoring is required at Nanliang mine as the local Environmental Protection Bureau monitors environmental issues. Nanliang Coal provides an annual report to the local Environmental Protection Bureau. Due to the recent plant expansion, all environmental infrastructure is relatively new, with only a small operating budget required for local waste rock dump management and rehabilitation and operation of the waste water treatment plant. In this regard, SRK concludes that Nanliang Coal has allocated sufficient funds for environmental considerations.

6.4.7 Water Management

Nanliang Coal is aware of its water conservation responsibilities as a result of its mine being located in a semi-arid area. Water is sourced at Nanliang mine by five groundwater wells approved by local authorities. Nanliang Coal draws water from three of these wells. All industrial wastewater at Nanliang mine is treated by the on-site waste water treatment plant and is subsequently recycled on the rehabilitated areas to assist with vegetation establishment.

SRK reviewed data on both industrial and sewage wastewater during a visit to Nanliang Coal and found that results for all treated water met with relevant government environmental standards. Overall, it is SRK's opinion that Nanliang Coal takes its water management responsibilities seriously and manages its water use accordingly.

6.4.8 Waste Rock, Tailings and Rehabilitation Management

Due to the Nanliang mine being underground, volumes of waste rock generated are significantly less than those for an open-pit mine. The total volume of waste rock and soil generated at Nanliang Coal amounts to only approximately 2,000 to 3,000 m^3 per annum in comparison to a total coal production of approximately 750,000 tpa. This low waste rock generation rate is largely due to the simplicity of the geology at Nanliang mine and the relatively simple accessibility to the mineable coal. Waste rock largely comprises soil and sandstone removed during mine development work, rather than during actual coal mining operations. As a result, SRK does not believe that excess waste rock will be an issue at the Nanliang mine.

The waste rock has been used in the local town to infill large gullies in the landscape. The sandstone is placed in the gullies, with up to 2 m of local topsoil placed over the sandstone. Finally, vegetation is established where required, or else the reclaimed land is used by locals as cultivation areas for food. In this regard, there is demand from local farmers for rehabilitation on their land far in excess of the waste rock supply from the Nanliang mine.

As there is no coal washing facility at Nanliang mine, there are no coal wash rejects to be stored. A small boiler operates on-site during winter to generate heat for the residential building at the mine, with waste boiler ash disposed of into gullies, along with the waste rock, which are subsequently rehabilitated. SRK believes that Nanliang Coal is proactively and responsibly managing its solid wastes and has a large and low cost waste area in which to dispose of them.

6.4.9 Dust Management

Localised dust at the site is a seasonal issue from exposed cropping surfaces on adjacent farmland, with the source of this dust unlikely to be the Nanliang mine site itself. Dust suppression is undertaken on any stockpiled coal, in addition to Nanliang Coal's utilisation of dust suppression techniques in the boiler area when it is seasonally operating. An inspection of the site indicated that dust should not be a major issue due to the relatively simplistic nature of coal handling on site.

6.4.10 Social and Regulatory Relations

Nanliang Coal enjoys a good relationship with both the local residents as well as the regulatory authorities. The strong relationship with the local residents is based on both employment opportunities and concomitant downstream effects, in addition to the increased area of available arable land following the beneficial re-use of waste rock. This solid relationship with the local residents was reflected in a questionnaire issued by the mine that indicated in excess of 90% of respondents supported the mine, while over 95% said it would have a positive effect on the local economy.

Relations with the local and provincial Environment Protection Bureau staff appear sound, as evidenced by approval of Nanliang Coal's mine expansion plans. Feedback from regulatory staff indicates positive relationships with Nanliang Coal. These relationships are likely to continue given Nanliang Coal's attention to its environmental responsibilities and compliance requirements. To date, Nanliang Coal has not received a fine for breach of any environmental conditions.

6.4.11 Environmental Assessment Conclusions

Following interviews with key Nanliang Coal managerial staff and inspection of environmental documentation and the Nanliang mine site, SRK finds that Nanliang Coal has a sound and proactive approach to its environmental responsibilities and is managing its operations in compliance with its environmental obligations. This opinion is supported by the fact that Nanliang Coal has not been fined for any environmental breaches at its mine to date. SRK believes this sound environmental management is likely to continue into the foreseeable future.

6.5 Long Term Plans

Nanliang Coal plans to produce 1 Mt in 2006 and 2007 respectively and 1.2 Mt in 2008. It is envisaged that a longwall mining system will be introduced to produce at 1 Mtpa from one panel compared to 1 Mtpa from two panels under the current system. Other mines in the area have successfully introduced longwall equipment.

All services are deemed sufficient by Nanliang to support a rate of 1 Mtpa and research and investigative work is underway to specify a suitable longwall shield for the mining conditions. Development panels will also be converted to roadheader mining operations and an additional longwall panel is also envisaged in the future.

6.6 Nanliang Underground Mine

6.6.1 Introduction

Construction at Nanliang mine in its current lay-out commenced in 1998. An initial production level of 150,000 tpa increased to 980,000 t during 2005. The current design capacity of the mine is 750,000 tpa and is supported by services designed for 1 Mtpa. Prior to 1998, the mine started as a bord-and-pillar operation mining the #2 seam and #3 seam, extracting a total of 200,000 t. At that stage the mine belonged to the local government.

In 2005 Nanliang mine was mining the #2 seam. Access to the coal seam is from the side of a hill below the #2 seam to reach it at a depth of 70 m below the surface. In some areas of the mine the seam is as low as 30 m below the surface. Mining is done in a unique way in that 220 m wide blocks are formed by blasting development panels and then extracted with blasting methods along the width of the face. The whole coal seam is mined at a height of 2.4 m with coal transported from the mining face by a scraper conveyor. The roof is supported behind the face with hydraulic props.

The mine is situated in an isolated area of the countryside with the 15 staff members employed by the mine accommodated on site and trained-in and out over weekends on a scheduled basis. All production workers are local to the area and are employed by a contracting company. Approximately 550 workers are employed through the contracting company, however this number would reduce to about 200 if and when longwall equipment is introduced at the mine.

6.6.2 Geology and Mineral Resources

The topography over the Nanliang mine has reasonably high relief (in the order of 200 m) due to the river system cutting deep into the surface. In some places, the coal seams outcrop in the river valleys. The stratigraphic sequence of Nanliang coal mine is outlined in Table 6-4.

Table 6-4: Stratigraphic Sequence - Nanliang

Stratigraphic Unit	Thickness Range (m)	Average Thickness (m)
Quaternary	0 to 50	20
Neocene	0 to 80	50
Jurassic	50 to 250	170

The Quaternary material is usually unconsolidated and weathered sandy soil. The Neocene consists of competent fine sandstones and siltstones. In some parts of Nanliang, the Neocene sediments are absent. The coal seams in Nanliang are of Jurassic age. There are five main seams in Nanliang area, four of which are amenable to underground extraction.

The geology of the Nanliang area is such that in places where the Neocene is absent, the coal seams are close to the surface particularly where the Quaternary can be as little as 30 m thick. This is of concern to underground mining as the highly weathered nature of this thin depth of cover provides a very unstable roof. Consequently, underground mining of the coal seam must advance to a minimum depth of cover of 70 m.

In 2005, the #2 seam was being mined. The roof material was so competent that it did not readily collapse in the goaf area. The roof is drilled and subsequently blasted behind the mining face so as to reduce the potential for wind blasts.

The average dip of the Jurassic strata is 2 degrees. The stratigraphy at Nanliang mine is indicated in Table 6-5.

Table 6-5: Seam Statistics - Nanliang

Seam	Thickness Range (m)	Average Thickness (m)	Average Interburden (m)
#1^{2}	0 to 2.4	1.6	70
#2^{2}	1.2 to 2.7	2.1	30
#3^{1}	1.5 to 2.9	2.1	40
#3^{1} combined with 3^{1L}	3.8 to 4.7	4.1	0
#3^{1L}	0 to 1.6	1.1	3
#5	0.1 to 3.7	1.7	85

Structure

The Nanliang area has little or no structural features. Thirty-two boreholes have been drilled indicating no structural issues. The coal is too shallow for seismic surveys to be successful. No faults have been encountered in the mining operations to date.

There is no evidence of igneous activity in the Nanliang coalfield.

Coal Quality

All the coal mined at Nanliang produces thermal coal products. Although there is potential for a Pulverised Coal Injection (PCI) product, the coal has too high a volatile matter content (around 35%) for the PCI market but can be sold as a high quality energy coal.

The ROM coal does not require beneficiation. The typical quality parameters of each seam are summarised in Table 6-6.

Table 6-6: Typical Coal Quality - Nanliang Seams

Seam	Inherent Moisture % (ad)	Raw Ash[1] % (ad)	Raw Sulphur % (ad)	Raw Phosphorus % (ad)
#2^{2}	8.37	8.0	0.25	0.005
#3^{1}	7.97	7.0	0.25	0.020
#3^{1} + 3^{1L}	8.23	7.0	0.25	0.020
#3^{1L}	-	7.0	0.27	0.010
#5	7.51	10.0	0.30	0.030

1. Raw ash values exclude partings in the seams

Gas

Due to the shallow depth of cover, there is no gas of any significance in Nanliang mine.

Resource Estimation

The drilling program was conducted in recent years using good drilling equipment which proved to be successful in attaining a coal seam recovery rate of greater than 95% on average. Therefore, in terms of reliable data, the boreholes are regarded as very reliable data points for use in the estimation of coal resources.

The coal resources for Nanliang mine as shown in Table 6-7 were current as at 30 June 2006. Since 26 May 1998, when the reserves for Nanliang mine were certified by MOLAR, approximately 2 Mt has been extracted from the area, mainly in the #3^{1} seam.

Table 6-7: Coal Resources - Nanliang

Seam	Resources (Mt)			Total Resources (Mt)	Mineable Resources (Mt)
	Measured	Indicated	Inferred		
$\#2^2$	14	13	3	30	27
$\#3^1$	21	8	4	33	29
$\#3^{1L}$	0	5	2	7	5
#5	0	4	0	4	4
Total	35	30	9	74	65

6.6.3 Coal Reserves

SRK has applied a 75% mining recovery factor to the coal resources to allow for those resources which will not be accessible in a practical mine design. This has been assumed to allow for areas which will not be mineable or fully extractable, such as faults and intrusions, gateroads, main and development entries. Mining loss and mining dilution factors have also been applied to calculate recoverable reserves. A saleable recovery percentage was then applied to calculate marketable reserves. The resulting coal reserves are shown in Table 6-8.

Table 6-8: Coal Reserves - Nanliang

Mining Recovery (%)	Proved Reserve (Mt)	Probable Reserve (Mt)	Proved + Probable Reserve (Mt)	Mining Loss (%)	Mining Dilution (%)	Recoverable Reserves (Mt)	Saleable Recovery (%)	Marketable Reserves (Mt)
75	28	23	51	5	5	51	100	51

6.6.4 Mining and Operations

The #2 seam mined at Nanliang has a height of 2.4 m and dips at an average of 1.2 degrees. This seam will be mined for the foreseeable future, thereafter the $\#3^1$ seam and the $\#3^2$ seam will be targeted. These seams are situated closely together at 1.6 m thick coal each and a mudstone band of 0.4 m in between. The seams will be mined together at 3.6 m.

The mining method used at Nanliang mine is a combination of longwall mining and blasting methods. Panels at a width of 220 m in total and split by a roadway at 110 m width along the length of the panel are developed utilising blasting and hand-loading methods onto rubber-tyred tractors and trailers. The panels are then extracted by blasting along the width of the face, with the coal transported along the face with a scraper conveyor. The roof behind the mining face is supported with two rows of hydraulic props placed along the width of the face. A total of 9,244 props are owned by Nanliang mine to ensure sufficient support in the two mining faces. A barrier pillar of 10 m thick is formed and left every 50 m along the length of the panel to reduce stresses on the props and the mining face. After retreat of 20 m from the barrier pillar, the roof is drilled behind the props and blasted to fracture the roof strata and ensure collapse of the roof to form a goaf.

Two of these panels, which are supported by two development panels, are operated at the mine and produced 980,000 t in 2005 with the plan set at 1 Mt for 2006. The historical ROM production figures for Nanliang mine are shown in Table 6-9.

Table 6-9: Mine Production History, 2003 to 30 June 2006 – Nanliang

	2003	2004	2005	30 June 2006
Longwall (Mtpa)	0.37	0.78	0.98	0.50
Development (m)	5,479	0	0	877

Nanliang mine has very shallow mining and practically a flat seam with only a 2.4 m mining height, which results in very favourable mining conditions. The roof is undulating and irregular but very competent. No severe levels of stress were apparent in the underground workings.

Strategic roadways for mine life are driven in rock and lined with bricks and cement after development. The thickness of the lining is approximately 300 mm. Roadways are developed in an arch profile at a base width of 4.2 m and a height of 3.7 m. After installation of the brick lining support the net cross section of the roadways is 10 m^2.

No stonedusting is done in the mine. At the time of the SRK inspection, the airflow quantity reported for the longwall panel was 6.3 m^3/sec and for the development panel 3.3 m^3/sec. No methane is reported or detected underground. In-time methane monitoring is available on the surface in a centralised control room and equipment underground is interlocked to trip power when methane levels exceed 1.5% concentration. The alarm level has been set at 1% concentration. After blasting a reading of 32.5 parts per million (ppm) carbon monoxide was observed in the control room. It was reported that the cut-off value for power to be switched off was 240 ppm carbon monoxide.

No heat was experienced during the underground visit with hot air generated during winter months and pumped into the mine to curb the extremely cold conditions (as low as -27^{0}C). Dust levels are not evident underground, and continuous monitoring is done with fixed units and measurements taken every two weeks at 12 points in the mine. Dust prevention methods utilised are water sprays and water curtains at strategic points.

Nanliang mine utilises diesel rubber-tyred transportation underground which allow for lower installation and maintenance cost with flexibility to adapt to production and operational requirements. Coal is transported from the panels to the surface by rubber belt conveyor systems and material is transported by diesel rubber-tyred tractors and trailers and forklifts. All diesel equipment utilised underground complies with statutory flameproof requirements and is certified by suppliers when delivered to the mine. Personnel reach their working places by walking as the production panels are relatively close to the mine entry.

6.6.5 Coal Processing and Transport

ROM coal is supplied from underground to the surface by a rubber belt conveyor. Human stone-pickers remove contamination from the coal stream, thereafter the coal is crushed to -50 mm top size. The coal is dropped in a surface silo and loaded on trucks to be transported to a train loading station 15 km from the mine. The coal is loaded on trains and transported 600 km to the Qinhuangdao Port and distributed to local power stations from there. No coal is sold in the export market.

The train loading station and railway is owned by the government and Nanliang mine is allowed to transport 540,000 tpa of its product on this system. The balance is trucked to local customers in closer vicinity to the mine.

6.6.6 Infrastructure

Three shafts have been established at Nanliang mine to provide for ventilation, men and material access and coal conveyancing respectively. Personnel access the mine and return to the surface in the horizontal auxiliary shaft on foot, with material transported via the auxiliary shaft by rubber-tyred tractors and trailers and forklifts. Coal is transported by conveyor from underground and draws ROM coal from a coal bin that has been established between the #2 seam and #3 seam. The capacity of the coal bin is 1,500 t.

Electricity is supplied to the mine via the national grid known as the North-West grid. Dual supply lines feed a government-owned substation at 35 kV, one from the north and one from the west. The substation is equipped with 2 x 5,000 kVA transformers which transform the feed to 10 kV. This substation is situated approximately 500 m from the mine site. Dual supply lines feed the mine surface substation at 10 kV to supply power to the surface and underground operations. A 630 kVA transformer feeds surface production equipment and two 400 kVA transformers feed other surface equipment at 380 V. A dual supply line feeds the underground operations at 10 kV which is converted to 660 V at underground substations for underground equipment supply. The total capacity of the underground supply is 2,000 kVA.

Two borehole systems situated 1.3 km and 2.2 km respectively from the site, supply Nanliang mine with water. One borehole system comprises two boreholes with capacities of 300 m^3/day and 180 m^3/day respectively. These two boreholes are 200 m from each other with a 100 m^3 reservoir situated at one borehole to store water pumped from the boreholes. The other borehole has a capacity of 150 m^3/day resulting in a total capacity of 630 m^3/day. A 100 m^3 reservoir is located at this borehole, with a 400 m^3 reservoir on the surface at the mine to store water before it is required for use. Water usage is reported as 300 m^3/day and water from underground is also pumped back to the surface and used for sewerage handling.

6.6.7 Capital and Operating Costs

Capital expenditure figures from 2003 up to 2008 are provided in Table 6-10. Capital investment decreased during 2005 compared to historical annual expenditure, but is expected to increase during 2006 if a decision is made to implement a longwall mining system at the mine.

Table 6-10: Capital Expenditure - Nanliang

Operating Company and Mine	Mining Method	Capital Expenditure (RMB Million)					
		2003	2004	2005	2006	2007	2008
Shanxi Nanliang Coal Co Ltd							
Nanliang	UG	24	29	9	200	12	10

Operating cost figures from 2003 to 2005 are indicated in Table 6-11. Nanliang mine has proven to be a very cost efficient underground operation with the current mining methods and equipment employed at the mine.

Table 6-11: Average Annual Mine Cash Costs - Nanliang

Operating Company and Mine	Mining Method	Cash Operating Cost (RMB/tonne)		
		2003	2004	2005
Shanxi Nanliang Coal Co Ltd				
Nanliang	UG	60.88	36.00	49.00

7 Independent China Coal CPPs

7.1 Coal Processing

In addition, China Coal owns and operates three CPPs in Shanxi province (see Section 1.7 of this report for ownership structure). The three plants, Shuozhong CPP, Zhongxin CPP and Dazhong CPP are forecast to produce 1.85 Mt, 1.01 Mt and 1.60 Mt respectively for 2006. All three plants are relatively new and have been constructed by an Australian company.

The plants are each equipped with a dedicated boiler plant to provide heat for the operating areas and prevent freezing of plant equipment and coal during the harsh winter season.

The coal qualities delivered at each plant are indicated in Table 7-1.

Table 7-1: Coal Quality Parameters - Independent China Coal CPPs

Coal Processing Plant		Ash (%)	CV (kcal/kg)	Sulphur (%)	TM (%)
Shuozhong	ROM	33.68	-	1.10	-
	Product – High Grade	20.00	5,200	1.09	10.93
	Middlings	24.33	4,924	1.04	9.81
Zhongxin	ROM	15.83	-	1.70	-
	Product – High Grade	8.50	7,100	0.88	13.53
Dazhong	ROM	16.21	-	0.70	-
	Product – High Grade	8.74	5,800	0.60	14.46

7.1.1 Shuozhong CPP

The historical production throughput for the plant is indicated in Table 7-2:

Table 7-2: Coal Processing Plant Production History, 2003 to 30 June 2006 - Shuozhong

		2003	2004	2005	30 June 2006
Washed Coal	Mt	-	0.73	2.18	1.42
Middlings	Mt	-	0.06	0.33	0.43
Raw Coal and Waste	Mt	-	0.30	0.61	0.57
Total	**Mt**	-	**1.09**	**3.12**	2.42

Materials Handling

The ROM feed is delivered by truck and pushed up with dozers on a stockpile. The ROM stockpile capacity is 650,000 t and the plant is equipped with an underground reclaimer delivering ROM feed by conveyor.

The product coal is stockpiled by aerial conveyor. Total storage capacity for high and low ash products is approximately 100,000 t. The products are reclaimed with an underground feeder and conveyor system and the train loader is operated at 2.5 hours for an 8,400 t train. The system is rated for 5,000 tph and utilises a 'quantity-constant', i.e. an Aliquot loading system, with the local rail line stretching 5 km to the main line.

A bin is used to store the rejects for removal by truck with no tailings disposal required as all the slimes are dried and returned to product.

Processing Plant

The plant is rated at and runs at 850 tph and has been designed to bypass the coal feed and only crush to product, however this bypass facility was not in use at the plant due to product requirements. The plant is relatively new and construction was completed in 2004 by an Australian company. Production in 2005 was 2.51 Mt of product and forecast at 1.85 Mt in 2006.

The plant has been constructed as a single module with the 50 mm x 1.5 mm processed in a two-stage DMC plant. The DMC plant uses a 1.5 m cyclone at 1.5 to 1.6 SG to produce a low ash product and the underflow reports to the secondary cyclone. The secondary cyclone is a 1.15 m model running at 1.85 to 1.95 SG to produce a high ash product. The primary cyclone utilised in this plant is the largest in operation.

The 1.5 mm x 0.1 mm fraction is processed in spirals and the product reports to the low ash product. The 0.1 mm x 0 mm product is thickened and then dried on Plate and Frame filters and reports to either product as required. Quality control is achieved by on-line ash analysers which are calibrated by cross-belt samplers.

Total cost of operations for the Shuozhong plant in 2005 was RMB11.00 per ROM tonne with total workforce numbers of 126.

7.1.2 Zhongxin CPP

The feed coal for this CPP is purchased from various mines resulting in the feed ash fluctuating significantly. Negotiations were in progress in 2005 to purchase a mine to feed the plant on a dedicated basis which will stabilise the feed ash and optimise operations significantly.

This plant was constructed in 2002, followed by a substantial upgrade in 2005 by an Australian company. Table 7-3 indicates the production numbers for the plant since 2003.

Table 7-3: Coal Processing Plant Production History, 2003 to 30 June 2006 - Zhongxin

		2003	2004	2005	30 June 2006
Washed Coal	Mt	1.52	1.55	2.71	1.01
Middlings	Mt	0	0	0	0
Raw Coal and Waste	Mt	0.11	0.16	0.35	0.10
Total	**Mt**	**1.63**	**1.71**	**3.06**	1.11

Materials Handling

Materials handling conveyors are rated at 1,000 tph capacity to feed a 700 tph plant. The feed entering the plant is delivered by truck and stockpiled by dozer. The ROM capacity of the stockpile is 600,000 t. Feed to the plant is achieved by dozer push to underground feeders, however an older generation reclaimer with restricted rate is also available on site.

Product handling is by aerial conveyor and underground reclaiming feeders to the train loading bin with 6,000 t capacity. The train loader is rated at 3,000 tph and the reject bin is serviced by trucks. No slimes disposal is required, as these are dried and returned to product.

Process Plant

The plant is a single module, 700 tph capacity plant with a single 1.35 m DMC and spirals, with slimes dried in a Plate and Frame press and returned to product. The DMC is utilised to process the 50 mm x 1.5 mm fraction and spirals for the 1.5 mm x 0.1 mm fraction. Thickeners and a Plate and Frame press process the slimes. The product is composed of the qualities shown in Table 7-4.

Table 7-4: Plant Mass Balance - Zhongxin

	Mass (%)	Ash (%)
Feed	100	15
DMC Product	68	7
Spirals product	13	15
Slimes	4	19
Total	85	8-10
Rejects	15	60-65

Sulphur values for the current supply to the plant are typically 1.7% in the feed and 0.88% in the product. Quality control is achieved by on-line ash analysers which are calibrated by cross-belt samplers.

Total cost of operations for the plant in 2005 was RMB11.00 per ROM t with total workforce numbers to operate, maintain and manage the plant being 324.

7.1.3 Dazhong CPP

The production levels for the plant during the last three years are listed in Table 7-5.

Table 7-5: Coal Processing Plant Production History, 2003 to 30 June 2006 - Dazhong

		2003	2004	2005	30 June 2006
Washed Coal	Mt	3.41	3.41	3.31	1.60
Middlings	Mt	0	0	0	0
Raw Coal and Waste	Mt	0.28	0.37	0.32	0.22
Total	**Mt**	**3.69**	**3.78**	**3.63**	1.82

Materials Handling

The Dazhong plant is fed directly from a drift conveyor belt from an adjacent mine. The drift belt feeds a skyline or aerial conveyor on to a stockpile and the coal is reclaimed to the plant by dozers to underground feeders. Product is fed directly to three 12,000 t bunkers with no provision required for stockpile product on the ground, as the rail service has proven effective and sufficient in the past to prevent delays.

The train loader is rated for 5,000 tph and utilises a 'quantity-constant', i.e. an Aliquot loading system. Reject is removed from site by trucks from a bin.

Process Plant

This plant also incorporates a single module 700 tph, single 1.3 m DMC and spirals, with slimes dried in a Plate and Frame press and returned to product. Similar to the Zhongxin plant, the DMC is utilised to process the 50 mm x 1.5 mm fraction, spirals for the 1.5 mm x 0.1 mm product and thickeners and a Plate and Frame press for the slimes. The plant has been designed and constructed with a spirals bypass and a 13 mm x 0 mm ROM bypass if required, but this has not often been in use due to product requirements.

The scheduled operating time for the plant is set at 20 hours/day with four hours scheduled for maintenance on seven days of the week. Quality control is achieved by on-line ash analysers which are calibrated by cross-belt samplers.

Total cost of operations for the Dazhong plant in 2005 was RMB11.70 per ROM t.

Personnel employed at the plant total 134.

Appendices

Appendix 1 - Mine Location Maps


Datong
Pinglucheng
Pingshou
Coal Mine
Pinglu
District
Shuozhou
Shanying
Yuanping
SHAANXI
N
SHANXI
Lanxian
Xinzhou
HEBEI
SHANXI
Taiyuan
0 25 50
kilometres
Freeway
National Highway
Local Highway
Railway
Great Wall
Rivers
Mine Area
Major Cities

Figure A1.1: Location Map – Pingshuo Mines


LEGEND
Freeway
National Highway
Local Highway
Railway
Rivers
Major Cities
Mine Area
0 25 50
kilometres
Ji'nan
Tai'an
Laiwu
Tengzhou
Zaozhuang
Yellow River
Dawenhe River
Datun Coal
Mine Area
SHANDONG
ANHUI
HENAN
JIANGSU
N

Figure A1.2: Location Map – Datun Mines


112
113
Kelan
Yuanping
Fenhe River
Xinzhoe
Lanxian
Fenhe Reservior
Jiaxian
38
Yellow River
Qiushuihe River
Beichuanhe River
Shouyang
Gujiao
Xiaohe River
Wenyu
Reservior
Lishi
Liulin
Suide
Shaqu Coal Mine
Fenhe River
Pingyao
37
SHAANXI
SHANXI
N
Wuxiang
0
25
50
kilometres
Freeway
National Highway
Local Highway
Railway

Figure A1.3: Location Map – Shaqu Mine


Nanliang Mine
Hequ
INNER MONGOLIA
Shenmu
Wushenqi
Yulin
Mizhi
Wubao
Suide
Liulin
Zichang
Wuqi
Zhidan
Yan'an
SHAANXI
SHANXI
109
111
38
37
108

Figure A1.4: Location Map – Nanliang Mine

Appendix 2 - Corporate Management Structures


Pingshuo Coal Company – Management Structure [1]
Directorate
General Manager
Production Manager
Safety Monitoring Office
Production Central Control
Construction Management
Coal Production
Antaibao OP
Anjialing OP
Anjialing UG
CWP and CPP
Mine Rescue
Fire Brigade
Power Distribution
Materials Supply Co.
Coal Transport Co.
Design Institute
Heavy Repair Centre
Quality Monitoring Centre
Social Services
Schools
Hospital
Retirement Centre
Life Services Co.
Head Office Manager
Planning
Finance
Public Relations
Audit
Multi-Industry Department
Industrial Co.
Multi-Industry Co.
Real Estate Co.
Pingan Fertiliser Co.
(Ammonium Nitrate Manufacture)
Party Committee Representative
Party Manager
Party Committee
Discipline Committee
Organisation Department
Labour Union
Stock Companies
Kuangfian Co.
Pingmu Co.
Waste Power Plant
Luda Co.

1. After this report was written China Coal informed SRK of a restructure in Pingshuo Coal Company. China Coal reported: "All coal mines, mining rights permits, and other coal business related assets were transferred to China Coal Energy Company Limited during the restructuring of China Coal Group, effective from August 22, 2006." China Coal also reported: "…except the mining assets, all the other assets in the "Pingshuo Coal Company" remained in the China Coal Group, not China Coal, so many of the subsidiaries are no longer in the listed company."

The structure illustrated above does not necessarily reflect these comments.

Shanghai Datun Energy Resources - Management Structure

Shareholders
Supervisor Office
Board
Manager

Office
Finance
Salary
Plant & Management Department
Market Operation
Cadre
Equipment & Power Department
Geological Measuring Department
Infrastructure
Safety Monitor Bureau
Region
Rule & Law Department
Security Department
Social Insurance Department
Technical Centre Department
Material Supply
Education & Sanitation Department
Quality Monitor Station
Radar Management Department
Strategy Development Department
Assets Management Department
Audit Department
Supervise Department
Secretary Department

Subsidiary
Datun Coal Electronic Company Railway Engineer Department
China Coal Datun Building Ltd
Xuzhou Datun Coal Electronic Design Institute Ltd
Jiangsu Jintun Coal Estate Development Ltd
Shenzhen Peng Hu Trade Ltd
Shanghai Datun Coal Power Ltd

Affiliate Companies
Keyui Affiliate
Material Management Affiliate
Hotel
Electronic Affiliate

Holding Company
Shanghai Datun Energy Ltd

Sharing Corporation
Suzhou Industrial Park Datun Coal Ltd
Tianjin Technical Ltd
China Coal Material Accessory
Hainan Meihe Company
China Coal Shenzhou Company
Shanghai China Coal Building
Nanjing International Ltd

Outlay Department
Hospital for Staff
Education and Sanitation Department
Technical School

Office
Xuzhou Office
Nanjing Office
Shanghai Office
Beijing Office


Huajin Coking Coal - Management Structure
Director of Mine
Coordination at Mine Level
Safety Supervisor
Department Heads
Safety Supervisor at Department Level
Co-Ordinator at Department Level
Working Face 1
Working Face 2
Working Face N


Shanxi Nanliang Coal - Management Structure
Board
Managing Director
General Manager
Deputy General Manager
Chief Engineer
General Department
Purchase & Sales Dept
Accounting Department
Production Department
Safety Department
Coal Storage
Coordination
Driver
Chief
Workforce (Contractors)

Appendix 3 - Typical Coal Preparation Plant


Typical Materials Handling - Pingshuo Plants
ROM Storage (typically rill towers)
Plant Surge Bin
Single Stage Plant for Power Station Grade
Two Stage, Multi Module Plant for High Grade Middlings Grade Fines Dewatered Unwashed
ROM Bypass
Product Storage
Truck & Train Loading
Reject Bin (trucks)


Typical Module Flowsheet - Pingshuo Plants
Feed
Screen
50mmx13mm
DMB
SG = 1.55
Screen
Centrifuge
13mmx0mm
DMB
SG = 1.75
Screen
Centrifuge
Product Bins
Reject
Truck Bin
Sieve Bend
13mmx
0.5mm
DMC
SG = 1.45
DMC
SG = 1.60
0.5mmx0mm
Thickener
Hyperbaric Filter

Appendix 4 – Glossary of Terms

Glossary of Terms

%	Percent
o	Degrees
oC	Degrees Celsius
3D	Three dimensional
AFC	Armoured Face Conveyor
ANFO	Ammonium Nitrate/Fuel Oil
AusIMM	Australasian Institute of Mining and Metallurgy
Bord and Pillar	Method of underground mine extraction characterised by coal removal around non-mined pillars. Also known as room and pillar.
Bt	Billion tonnes
China Coal	China Coal Energy Company Limited
cm	Centimetre
Coal Reserve	A Coal Reserve is the economically mineable part of a Measured or Indicated coal resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of the modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Coal reserves are subdivided in order of increasing confidence into Probable coal reserves and Proved coal reserves
Coal Seam	Portion of the strata that contains solid fossil fuel
Competent Person	A geologist or engineer with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination thereof, has experience relevant to the subject matter of the mineral project and the technical report and is a member in good standing of a professional association
Competent	Strata or rock structure combining sufficient firmness and flexibility to transmit pressure
CPP	Coal Preparation Plant - facility used to selectively remove an undesirable portion (waste) from the ROM/raw coal using chemical or mechanical methods. Also known as a Wash Plant
CSN	Crucible Swelling Number
CV	Calorific Value
Datun Coal	Shanghai Datun Energy Resources Co Ltd
Dip	Angle which strata makes with the horizontal
DMC	Dense Medium Cyclone, used to separate material of differing densities
E	East
Feasibility Study	A Feasibility Study assesses in detail the technical soundness and Economic Viability of an undeveloped mining project, and serves as the basis for the investment decision and as a bankable document for project financing. The study constitutes an audit of all geological, engineering, environmental, legal and economic information accumulated on the project. Generally, a separate environmental impact study is required
FELs	Front-End Loaders
Goaf or gob	Spoil material allowed to subside behind the advancement of a longwall
HKSE	Stock Exchange of Hong Kong Limited
Huajin Coal	Huajin Coking Coal Co Ltd

Indicated Coal Resource	An Indicated Coal Resource is that part of a coal resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed
Inferred Coal Resource	An Inferred Coal Resource is that part of a coal resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes which may be limited or of uncertain quality and reliability
IPO	Initial Public Offering
ISO	International Standards Organisation
Jig	Gravity concentration process by the application of vertical pulses of water
JORC Code	Australian Code for Reporting of Mineral Resources and Ore Reserves
JORC	Joint Ore Reserves Committee of The Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia
kcal/kg	Kilocalories per kilogram, equivalent to 1,000 calories per kilogram
kg	Kilograms
km	Kilometres, equivalent to 1,000 metres
km^2	Square kilometres
kV	Kilovolt, equivalent to 1,000 volts
kVA	Kilovolt-ampere, equivalent to 1,000 volt-ampere
kWh	Kilowatt-hour, equivalent to 1,000 watt-hour
Larcodem	Large coal dense medium separators similar to dense medium cyclones (DMC) but cylindrical in shape as opposed to cone shaped. Can be fed with larger lump sizes than DMC's and have a large capacity relative to their size. Utilised in China and South Africa
LW	Longwall - underground mining technique
m	Metre/s
M	Million
m^2	Square metre (also sq. m)
m^3	Cubic metres
m^3/day	Cubic metres per day
m^3/hr	Cubic metres per hour
m^3/sec	Cubic metres per second
m^3/tonne	Cubic metres per tonne
Marketable Reserves	Saleable coal from Recoverable Reserves after accounting for preparation plant yield where applicable
Measured Coal Resource	A Measured Coal Resource is that part of a coal resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes
Methane	A colorless, odorless, explosive gas (CH_4) typically associated with coal seams
Ml	Megalitres, equivalent to 1,000,000 litres
mm	Millimetre
MOLAR	Ministry of Land and Resources

Mt	Million tonnes
Mtpa	Million tonnes per annum
MVA	Megavolt-ampere, equivalent to 1,000,000 volt-ampere
MW	Megawatt, equivalent to 1,000,000 watt
N	North
Nanliang Coal	Shanxi Nanliang Coal Co Ltd
Normal Fault	A fault in which the hanging wall appears to have moved downward relative to the footwall
NQ	NQ-size (47.6 mm diameter) core
OP	Open-pit, a method of mining similar to open-cut, also known as surface mining
Overburden	Waste material overlying a coal seam
Panel	A block of coal designated for extraction utilizing longwall mining
Parting	Rock material within or between mineable coal seams, sometimes extracted with the coal
PCI	Pulverised Coal Injection
pH	
pH	A measure of the acidity or alkalinity of a solution, numerically equal to 7 for neutral solutions, increasing with increasing alkalinity and decreasing with increasing acidity. The pH scale commonly in use ranges from 0 to 14
Pillar	Column of coal left behind for support in a mine
Pingshuo Coal	Pingshuo Coal Company
PPE	Personal Protective Equipment
ppm	Parts per million
PQ	PQ-size (85 mm diameter) core
PRC	People's Republic of China
Probable Coal Reserve	A Probable Coal Reserve is the economically mineable part of an Indicated, and in some circumstances Measured, Coal Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified
Productivity	Measurements of workers'/equipment efficiency usually expressed in terms of tonnes per unit of time
Proved Coal Reserve	A Proved Coal Reserve is the economically mineable part of a Measured Coal Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified
Raw Coal	Coal on an as-mined basis. May be sold directly or cleaned if necessary
Recoverable Coal	The portion of a coal reserve available for mining exclusive of coal losses due to mining
Recoverable Reserves	Proved and probable reserves prior to adjustment for preparation plant yield
RMB	Renminbi, currency of China, also known as Yuan
ROM	Run-of-Mine - the as-mined material as it leaves the mine prior to any processing
S	South
SG	Specific Gravity

Shearer	Equipment utilized to extract coal from a face in a longwall mine
SRK	SRK Consulting China Limited
Strip ratio	Ratio of overburden to be moved for every corresponding quantity of ROM coal mined, usually expressed as m^3/t
Syncline	A fold in which the core contains the stratigraphically younger rocks; it is generally concave upward
t	Metric ton equal to 1,000 kilogrammes
t/m^3	Tonnes per cubic metre
TM	Total moisture
tpa	Tonnes per annum
tph	Tonnes per hour
UG	Underground
V	Volts
Valmin Code	Code for Technical Assessment and Valuation of Mineral and Petroleum Assets and Securities for Independent Expert Reports
W	West
WWTP	Waste Water Treatment Plants
Yield	Saleable portion of coal cleaned in a preparation plant relative to the total tonnes cleaned

【法规分类号】392003199405
【标题】关于执行《到境外上市公司章程必备条款》的通知
【时效性】有效
【颁布单位】国务院证券委员会\国家经济体制改革委员会
【颁布日期】1994/08/27
【实施日期】1994/08/27
【内容分类】证券经营机构管理
【文号】证委发(1994)21号
【题注】
【正文】

RECEIVED
2007 MAR 13 A 11:27

各省、自治区、直辖市及计划单列市人民政府，国务院各部委、各直属机构：

为适应股份有限公司向境外募集股份和到境外上市的需要，规范到境外上市的股份有限公司的行为，国务院证券委、国家体改委根据《国务院关于股份有限公司境外募集股份及上市的特别规定》第十三条，制定了《到境外上市公司章程必备条款》（以下简称《必备条款》），现印发给你们，请遵照执行。

到境外上市的股份有限公司（以下简称"到境外上市公司"），应当在其公司章程中载明《必备条款》所要求的内容，并不得擅自修改或者删除《必备条款》的内容。到境外上市公司可以根据具体情况，在其公司章程中规定《必备条款》要求载明以外的、适合本公司实际需要的其他内容，也可以在不改变《必备条款》规定含意的前提下，对《必备条款》作文字和条文顺序的变动。《必备条款》中明确规定到香港上市的股份有限公司章程所应当载明的内容，无须载入到香港以外的其他地区或者国家上市的股份有限公司的公司章程。

《必备条款》自本通知印发之日起执行。在此之前已经获得批准的到境外上市公司的公司章程不符合《必备条款》规定要求的，有关公司应当在本通知发出后的第一次股东年会上，对其公司章程作出相应修改。

附件：《到境外上市公司章程必备条款》

第一章 总 则

第一条 本公司系依照《中华人民共和国公司法》（简称《公司法》）、《国务院关于股份有限公司境外募集股份及上市的特别规定》（简称《特别规定》）和国家其他有关法律、行政法规成立的股份有限公司。

公司经〔批准机关和批准文件名称〕批准，于〔设立日期〕，以发起方式〔或募集方式〕设立，于〔登记日期〕在〔公司登记机关所在地名〕工商行政管理局注册登记，取得公司营业执照。公司的营业执照号码为：〔号码数字〕

公司的发起人为：〔发起人全称〕

第二条 公司注册名称：〔中文全称〕

〔英文全称〕

第三条 公司住所：〔公司住所全称，邮政编码，电话、电传号码〕

第四条 公司的法定代表人是公司董事长。

第五条 公司的营业期限为〔年数〕年〔或公司为永久存续的股份有限公司〕。

第六条 公司章程自公司成立之日起生效。

自公司章程生效之日起，公司章程即成为规范公司的组织与行为、公司与股东之间、股东与股东之间权利义务的，具有法律约束力的文件。



第七条 公司章程对公司及其股东、董事、监事、经理和其他高级管理人员均有约束力；前述人员均可以依据公司章程提出与公司事宜有关的权利主张。

股东可以依据公司章程起诉公司；公司可以依据公司章程起诉股东；股东可以依据公司章程起诉股东；股东可以依据公司章程起诉公司的董事、监事、经理和其他高级管理人员。

前款所称起诉，包括向法院提起诉讼或者向仲裁机构申请仲裁。

第八条 公司可以向其他有限责任公司、股份有限公司投资，并以该出资额为限对所投资公司承担责任。

经国务院授权的公司审批部门批准，公司可以根据经营管理的需要，按照《公司法》第十二条第二款所述控股公司运作。

第二章 经营宗旨和范围

第九条 公司的经营宗旨是：〔宗旨内容〕。

第十条 公司的经营范围以公司登记机关核准的项目为准。

公司的主营范围包括〔公司登记机关核准的项目〕。

公司的兼营范围包括〔公司登记机关核准的项目〕。

第三章 股份和注册资本

第十一条 公司在任何时候均设置普通股；公司根据需要，经国务院授权的公司审批部门批准，可以设置其他种类的股份。

第十二条 公司发行的股票，均为有面值股票，每股面值人民币一元。

第十三条 经国务院证券主管机构批准，公司可以向境内投资人和境外投资人发行股票。

前款所称境外投资人是指认购公司发行股份的外国和香港、澳门、台湾地区的投资人；境内投资人是指认购公司发行股份的，除前述地区以外的中华人民共和国境内的投资人。

第十四条 公司向境内投资人发行的以人民币认购的股份，称为内资股。公司向境外投资人发行的以外币认购的股份，称为外资股。外资股在境外上市的，称为境外上市外资股。

第十五条 经国务院授权的公司审批部门批准，公司可以发行的普通股总数为〔股份数额〕股，成立时向发起人发行〔股份数额〕股，占公司可发行的普通股总数的百分之〔百分比数〕。

第十六条 公司成立后发行普通股〔股份数额〕股，包括不少于〔股份数额〕股，不超过〔股份数额〕股的境外上市外资股，占公司可发行的普通股总数的百分之〔百分比数〕，以及向社会公众发行的〔股份数额〕股的内资股。

公司的股本结构为：普通股〔股份数额〕股，其中发起人〔各发起人姓名或者名称〕持有〔股份数额〕股，其他内资股股东持有〔股份数额〕股，境外上市外资股股东持有〔股份数额〕股。

第十七条 经国务院证券主管机构批准的公司发行境外上市外资股和内资股的计划，公司董事会可以作出分别发行的实施安排。

公司依照前款规定分别发行境外上市外资股和内资股的计划，可以自国务院证券委员会批准之日起１５个月内分别实施。

第十八条 公司在发行计划确定的股份总数内，分别发行境外上市外资股和内资股的，应当分别一次募足；有特殊情况不能一次募足的，经国务院证券委员会批准，也可以分次发行。

第十九条 公司的注册资本为人民币〔资本数额〕元。



第二十条 公司根据经营和发展的需要，可以按照公司章程的有关规定批准增加资本。

公司增加资本可以采取下列方式：

（一）向非特定投资人募集新股；

（二）向现有股东配售新股；

（三）向现有股东派送新股；

（四）法律、行政法规许可的其他方式。

公司增资发行新股，按照公司章程的规定批准后，根据国家有关法律、行政法规规定的程序办理。

第二十一条 除法律、行政法规另有规定外，公司股份可以自由转让，并不附带任何留置权。

第四章 减资和购回股份

第二十二条 根据公司章程的规定，公司可以减少其注册资本。

第二十三条 公司减少注册资本时，必须编制资产负债表及财产清单。

公司应当自作出减少注册资本决议之日起十日内通知债权人，并于三十日内在报纸上至少公告三次。债权人自接到通知书之日起三十日内，未接到通知书的自第一次公告之日起九十日内，有权要求公司清偿债务或者提供相应的偿债担保。

公司减少资本后的注册资本，不得低于法定的最低限额。

第二十四条 公司在下列情况下，可以经公司章程规定的程序通过，报国家有关主管机构批准，购回其发行在外的股份：

（一）为减少公司资本而注销股份；

（二）与持有本公司股票的其他公司合并；

（三）法律、行政法规许可的其他情况。

第二十五条 公司经国家有关主管机构批准购回股份，可以下列方式之一进行：

（一）向全体股东按照相同比例发出购回要约。

（二）在证券交易所通过公开交易方式购回；

（三）在证券交易所外以协议方式购回；

第二十六条 公司在证券交易所外以协议方式购回股份时，应当事先经股东大会按公司章的规定批准。经股东大会以同一方式事先批准，公司可以解除或者改变经前述方式已订立的合同，或者放弃其合同中的任何权利。

前款所称购回股份的合同，包括（但不限于）同意承担购回股份义务和取得购回股份权利的协议。

公司不得转让购回其股份的合同或者合同中规定的任何权利。

第二十七条 公司依法购回股份后，应当在法律、行政法规规定的期限内，注销该部分股份，并向原公司登记机关申请办理注册资本变更登记。

被注销股份的票面总值应当从公司的注册资本中核减。

第二十八条 到香港上市公司，应当将下列内容载入公司章程：

除非公司已经进入清算阶段，公司购回其发行在外的股份，应当遵守下列规定：

（一）公司以面值价格购回股份的，其款项应当从公司的可分配利润帐面余额、为购回旧股而发行的新股所得中减除；

（二）公司以高于面值价格购回股份的，相当于面值的部分从公司的可分配利润帐面余额、为购回旧股而发行的新股所得中减除；高出面值的部分，按照下述办法办理：

（1）购回的股份是以面值价格发行的，从公司的可分配利润帐面余额中减除；

（2）购回的股份是以高于面值的价格发行的，从公司的可分配利润帐面余额、为购回旧股而发行的新股所得中减除；但是从发行新股所得中减除的金额，不得超过购回的旧股发行时所得的溢价总额，也不得超过购回时公司溢价帐户〔或资本公积金帐户〕上的金额（包括发行新股的溢价金额）；

（三）公司为下列用途所支付的款项，应当从公司的可分配利润中支出：

（1）取得购回其股份的购回权；

（2）变更购回其股份的合同；

（3）解除其在购回合同中的义务。

（四）被注销股份的票面总值根据有关规定从公司的注册资本中核减后，从可分配的利润中减除的用于购回股份面值部分的金额，应当计入公司的溢价帐户〔或资本公积金帐户〕中。

第五章 购买公司股份的财务资助

第二十九条 公司或者其子公司在任何时候均不应当以任何方式，对购买或者拟购买公司股份的人提供任何财务资助。前述购买公司股份的人，包括因购买公司股份而直接或者间接承担义务的人。

公司或者其子公司在任何时候均不应当以任何方式，为减少或者解除前述义务人的义务向其提供财务资助。

本条规定不适用于本章第三十一条所述的情形。

第三十条 本章所称财务资助，包括（但不限于）下列方式：

（一）馈赠；

（二）担保（包括由保证人承担责任或者提供财产以保证义务人履行义务）、补偿（但是不包括因公司本身的过错所引起的补偿）、解除或者放弃权利；

（三）提供贷款或者订立由公司先于他方履行义务的合同，以及该贷款、合同当事方的变更和该贷款、合同中权利的转让等；

（四）公司在无力偿还债务、没有净资产或者将会导致净资产大幅度减少的情形下，以任何其他方式提供的财务资助。

本章所称承担义务，包括义务人因订立合同或者作出安排（不论该合同或者安排是否可以强制执行，也不论是由其个人或者与任何其他人共同承担），或者以任何其他方式改变了其财务状况而承担的义务。

第三十一条 下列行为不视为本章第二十九条禁止的行为：

（一）公司提供的有关财务资助是诚实地为了公司利益，并且该项财务资助的主要目的不是为购买本公司股份，或者该项财务资助是公司某项总计划中附带的一部分；

（二）公司依法以其财产作为股利进行分配；

（三）以股份的形式分配股利；

（四）依据公司章程减少注册资本、购回股份、调整股权结构等；

（五）公司在其经营范围内，为其正常的业务活动提供贷款（但是不应当导致公司的净资产减少，或者即使构成了减少，但该项财务资助是从公司的可分配利润中支出的）；

（六）公司为职工持股计划提供款项（但是不应当导致公司的净资产减少，或者即使构成了减少，但该项财务资助是从公司的可分配利润中支出的）。

第六章 股票和股东名册

第三十二条 公司股票采用记名式。

公司股票应当载明的事项，除《公司法》规定的外，还应当包括公司股票上市的证券交易所要求载明的其他事项。

第三十三条 股票由董事长签署。公司股票上市的证券交易所要求公司其他高级管理人员签署的，还应当由其他有关高级管理人员签署。股票经加盖公司印章或者以印刷形式加盖印章后生效。公司董事长或者其他有关高级管理人员在股票上的签字也可以采取印刷形式。

第三十四条 公司应当设立股东名册，登记以下事项：

（一）各股东的姓名（名称）、地址（住所）、职业或性质；

（二）各股东所持股份的类别及其数量；

（三）各股东所持股份已付或者应付的款项；

（四）各股东所持股份的编号；

（五）各股东登记为股东的日期；

（六）各股东终止为股东的日期。

股东名册为证明股东持有公司股份的充分证据；但是有相反证据的除外。

第三十五条 公司可以依据国务院证券主管机构与境外证券监管机构达成的谅解、协议，将境外上市外资股股东名册存放在境外，并委托境外代理机构管理。公司应当将境外上市外资股东名册的副本备置于公司住所；受委托的境外代理机构应当随时保证境外上市外资股股东名册正、副本的一致性。

境外上市外资股股东名册正、副本的记载不一致时，以正本为准。

第三十六条 公司应当保存有完整的股东名册。

股东名册包括下列部分：

（一）存放在公司住所的、除本款（二）、（三）项规定以外的股东名册；

（二）存放在境外上市的证券交易所所在地的公司境外上市外资股股东名册；

（三）董事会为公司股票上市的需要而决定存放在其他地方的股东名册。

第三十七条 股东名册的各部分应当互不重叠。在股东名册某一部分注册的股份的转让，在该股份注册存续期间不得注册到股东名册的其他部分。

股东名册各部分的更改或者更正，应当根据股东名册各部分存放地的法律进行。

第三十八条 股东大会召开前三十日内或者公司决定分配股利的基准日前五日内，不得进行因股份转让而发生的股东名册的变更登记。

第三十九条 公司召开股东大会、分配股利、清算及从事其他需要确认股权的行为时，应当由董事会决定某一日为股权确定日，股权确定日终止时，在册股东为公司股东。

第四十条 任何人对股东名册持有异议而要求将其姓名（名称）登记在股东名册上，或者要求将其姓名（名称）从股东名册中删除的，均可以向有管辖权的法院申请更正股东名册。

第四十一条 任何登记在股东名册上的股东或者任何要求将其姓名（名称）登记在股东名册上的人，如果其股票（即“原股票”）遗失，可以向公司申请就该股份（即“有关股份”）补发新股票。

内资股股东遗失股票，申请补发的，依照《公司法》第一百五十条的规定处理。

境外上市外资股股东遗失股票，申请补发的，可以依照境外上市外资股股东名册正本存放地的法律、证券交易场所规则或者其他有关规定处理。

到香港上市公司的境外上市外资股股东遗失股票申请补发的，其股票的补发应当符合下列要求：

（一）申请人应当用公司指定的标准格式提出申请并附上公证书或者法定声明文件。公证书或者法定声明文件的内容应当包括申请人申请的理由、股票遗失的情形及证据，以及无其他任何人可就有关股份要求登记为股东的声明。

（二）公司决定补发新股票之前，没有收到申请人以外的任何人对该股份要求登记为股东的声明。

（三）公司决定向申请人补发新股票，应当在董事会指定的报刊上刊登准备补发新股票的公告；公告期间为９０日，每３０日至少重复刊登一次。

（四）公司在刊登准备补发新股票的公告之前，应当向其挂牌上市的证券交易所提交一份拟刊登的公告副本，收到该证券交易所的回复，确认已在证券交易所内展示该公告后，即可刊登。公告在证券交易所内展示的期间为９０日。

如果补发股票的申请未得到有关股份的登记在册股东的同意，公司应当将拟刊登的公告的复印件邮寄给该股东。

（五）本条（三）、（四）项所规定的公告、展示的９０日期限届满，如公司未收到任何人对补发股票的异议，即可以根据申请人的申请补发新股票。

（六）公司根据本条规定补发新股票时，应当立即注销原股票，并将此注销和补发事项登记在股东名册上。

（七）公司为注销原股票和补发新股票的全部费用，均由申请人负担。在申请人未提供合理的担保之前，公司有权拒绝采取任何行动。

第四十二条 公司根据公司章程的规定补发新股票后，获得前述新股票的善意购买者或者其后登记为该股份的所有者的股东（如属善意购买者），其姓名（名称）均不得从股东名册中删除。

第四十三条 公司对于任何由于注销原股票或者补发新股票而受到损害的人均无赔偿义务，除非该当事人能证明公司有欺诈行为。

第七章 股东的权利和义务

第四十四条 公司股东为依法持有公司股份并且其姓名（名称）登记在股东名册上的人。

股东按其持有股份的种类和份额享有权利，承担义务；持有同一种类股份的股东，享有同等权利，承担同种义务。

第四十五条 公司普通股股东享有下列权利：

（一）依照其所持有的股份份额领取股利和其他形式的利益分配；

（二）参加或者委派股东代理人参加股东会议，并行使表决权；

（三）对公司的业务经营活动进行监督管理，提出建议或者质询；

（四）依照法律、行政法规及公司章程的规定转让股份；

（五）依照公司章程的规定获得有关信息，包括：

１、在缴付成本费用后得到公司章程；

２、在缴付了合理费用后有权查阅和复印：

（１）所有各部分股东的名册；

（２）公司董事、监事、经理和其他高级管理人员的个人资料，包括：

（ａ）现在及以前的姓名、别名；

（ｂ）主要地址（住所）；

（ｃ）国籍；

（ｄ）专职及其他全部兼职的职业、职务；

（ｅ）身份证明文件及其号码。

（３）公司股本状况；

（４）自上一会计年度以来公司购回自己每一类别股份的票面总值、数量、最高价和最低价，以及公司为此支付的全部费用的报告；

（５）股东会议的会议记录。

（六）公司终止或者清算时，按其所持有的股份份额参加公司剩余财产的分配；
（七）法律、行政法规及公司章程所赋予的其他权利。
第四十六条 公司普通股股东承担下列义务：
（一）遵守公司章程；
（二）依其所认购股份和入股方式缴纳股金；
（三）法律、行政法规及公司章程规定应当承担的其他义务。
股东除了股份的认购人在认购时所同意的条件外，不承担其后追加任何股本的责任。
第四十七条 除法律、行政法规或者公司股份上市的证券交易所的上市规则所要求的义务外，控股股东在行使其股东的权力时，不得因行使其表决权在下列问题上作出有损于全体或者部分股东的利益的决定：
（一）免除董事、监事应当真诚地以公司最大利益为出发点行事的责任；
（二）批准董事、监事（为自己或者他人利益）以任何形式剥夺公司财产，包括（但不限于）任何对公司有利的机会；
（三）批准董事、监事（为自己或者他人利益）剥夺其他股东的个人权益，包括（但不限于）任何分配权、表决权，但不包括根据公司章程提交股东大会通过的公司改组。
第四十八条 前条所称控股股东是具备以下条件之一的人：
（一）该人单独或者与他人一致行动时，可以选出半数以上的董事；
（二）该人单独或者与他人一致行动时，可以行使公司百分之三十以上（含百分之三十）的表决权或者可以控制公司的百分之三十以上（含百分之三十）表决权的行使；
（三）该人单独或者与他人一致行动时，持有公司发行在外百分之三十以上（含百分之三十）的股份；
（四）该人单独或者与他人一致行动时，以其他方式在事实上控制公司。
第八章 股东大会
第四十九条 股东大会是公司的权力机构，依法行使职权。
第五十条 股东大会行使下列职权：
（一）决定公司的经营方针和投资计划；
（二）选举和更换董事，决定有关董事的报酬事项；
（三）选举和更换由股东代表出任的监事，决定有关监事的报酬事项；
（四）审议批准董事会的报告；
（五）审议批准监事会的报告；
（六）审议批准公司的年度财务预算方案、决算方案；
（七）审议批准公司的利润分配方案和弥补亏损方案；
（八）对公司增加或者减少注册资本作出决议；
（九）对公司合并、分立、解散和清算等事项作出决议；
（十）对公司发行债券作出决议；
（十一）对公司聘用、解聘或者不再续聘会计师事务所作出决议；
（十二）修改公司章程；
（十三）审议代表公司有表决权的股份百分之五以上（含百分之五）的股东的提案；
（十四）法律、行政法规及公司章程规定应当由股东大会作出决议的其他事项。

第五十一条 非经股东大会事前批准，公司不得与董事、监事、经理和其他高级管理人员以外的人订立将公司全部或者重要业务的管理交予该人负责的合同。

第五十二条 股东大会分为股东年会和临时股东大会。股东大会由董事会召集。股东年会每年召开一次，并应于上一会计年度完结之后的六个月之内举行。

有下列情形之一的，董事会应当在两个月内召开临时股东大会：

（一）董事人数不足《公司法》规定的人数或者少于公司章程要求的数额的三分之二时；

（二）公司未弥补亏损达股本总额的三分之一时；

（三）持有公司发行在外的有表决权的股份百分之十以上（含百分之十）的股东以书面形式要求召开临时股东大会时；

（四）董事会认为必要或者监事会提出召开时。

第五十三条 公司召开股东大会，应当于会议召开四十五日前发出书面通知，将会议拟审议的事项以及开会的日期和地点告知所有在册股东。拟出席股东大会的股东，应当于会议召开二十日前，将出席会议的书面回复送达公司。

第五十四条 公司召开股东大会年会，持有公司有表决权的股份总数百分之五以上（含百分之五）的股东，有权以书面形式向公司提出新的提案，公司应当将提案中属于股东大会职责范围内的事项，列入该次会议的议程。

第五十五条 公司根据股东大会召开前二十日时收到的书面回复，计算拟出席会议的股东所代表的有表决权的股份数。拟出席会议的股东所代表的有表决权的股份数达到公司有表决权的股份总数二分之一以上的，公司可以召开股东大会；达不到的，公司应当在五日内将会议拟审议的事项、开会日期和地点以公告形式再次通知股东，经公告通知，公司可以召开股东大会。

临时股东大会不得决定通告未载明的事项。

第五十六条 股东会议的通知应当符合下列要求：

（一）以书面形式作出；

（二）指定会议的地点、日期和时间；

（三）说明会议将讨论的事项；

（四）向股东提供为使股东对将讨论的事项作出明智决定所需要的资料及解释；此原则包括（但不限于）在公司提出合并、购回股份、股本重组或者其他改组时，应当提供拟议中的交易的具体条件和合同（如果有的话），并对其起因和后果作出认真的解释；

（五）如任何董事、监事、经理和其他高级管理人员与将讨论的事项有重要利害关系，应当披露其利害关系的性质和程度；如果将讨论的事项对该董事、监事、经理和其他高级管理人员作为股东的影响有别于对其他同类别股东的影响，则应当说明其区别；

（六）载有任何拟在会议上提议通过的特别决议的全文；

（七）以明显的文字说明，有权出席和表决的股东有权委任一位或者一位以上的股东代理人代为出席和表决，而该股东代理人不必为股东；

（八）载明会议投票代理委托书的送达时间和地点。

第五十七条 股东大会通知应当向股东（不论在股东大会上是否有表决权）以专人送出或者以邮资已付的邮件送出，受件人地址以股东名册登记的地址为准。对内资股股东，股东大会通知也可以用公告方式进行。

前款所称公告，应当于会议召开前四十五日至五十日的期间内，在国务院证券主管机构指定的一家或者多家报刊上刊登，一经公告，视为所有内资股股东已收到有关股东会议的通知。

第五十八条 因意外遗漏未向某有权得到通知的人送出会议通知或者该等人没有收到会议通知，会议及会议作出的决议并不因此无效。

第五十九条 任何有权出席股东会议并有权表决的股东，有权委任一人或者数人（该人可以不是股东）作为其股东代理人，代为出席和表决。该股东代理依照该股东的委托，可以行使下列权利：

（一）该股东在股东大会上的发言权；

（二）自行或者与他人共同要求以投票方式表决；

（三）以举手或者投票方式行使表决权，但是委任的股东代理人超过一人时，该等股东代理人只能以投票方式行使表决权。

第六十条 股东应当以书面形式委托代理人，由委托人签署或者由其以书面形式委托的代理人签署；委托人为法人的，应当加盖法人印章或者由其董事或者正式委任的代理人签署。

第六十一条 表决代理委托书至少应当在该委托书委托表决的有关会议召开前二十四小时，或者在指定表决时间前二十四小时，备置于公司住所或者召集会议的通知中指定的其他地方。委托书由委托人授权他人签署的，授权签署的授权书或者其他授权文件应当经过公证。经公证的授权书或者其他授权文件，应当和表决代理委托书同时备置于公司住所或者召集会议的通知中指定的其他地方。

委托人为法人的，其法定代表人或者董事会、其他决策机构决议授权的人作为代表出席公司的股东会议。

第六十二条 任何由公司董事会发给股东用于任命股东代理人的委托书的格式，应当让股东自由选择指示股东代理人投赞成票或者反对票，并就会议每项议题所要作出表决的事项分别作出指示。委托书应当注明如果股东不作指示，股东代理人可以按自己的意思表决。

第六十三条 表决前委托人已经去世、丧失行为能力、撤回委任、撤回签署委任的授权或者有关股份已被转让的，只要公司在有关会议开始前没有收到该等事项的书面通知，由股东代理人依委托书所作出的表决仍然有效。

第六十四条 股东大会决议分为普通决议和特别决议。

股东大会作出普通决议，应当由出席股东大会的股东（包括股东代理人）所持表决权的二分之一以上通过。

股东大会作出特别决议，应当由出席股东大会的股东（包括股东代理人）所持表决权的三分之二以上通过。

第六十五条 股东（包括股东代理人）在股东大会表决时，以其所代表的有表决权的股份数额行使表决权，每一股份有一票表决权。

第六十六条 除非下列人员在举手表决以前或者以后，要求以投票方式表决，股东大会以举手方式进行表决：

（一）会议主席；

（二）至少两名有表决权的股东或者有表决权的股东的代理人；

（三）单独或者合并计算持有在该会议上有表决权的股份百分之十以上（含百分之十）的一个或者若干股东（包括股东代理人）。

除非有人提出以投票方式表决，会议主席根据举手表决的结果，宣布提议通过情况，并将此记载在会议记录中，作为最终的依据，无须证明该会议通过的决议中支持或者反对的票数或者其比例。

以投票方式表决的要求可以由提出者撤回。

第六十七条 如果要求以投票方式表决的事项是选举主席或者中止会议，则应当立即进行投票表决；其他要求以投票方式表决的事项，由主席决定何时举行投票，会议可以继续进行，讨论其他事项，投票结果仍被视为在该会议上所通过的决议。

第六十八条 在投票表决时，有两票或者两票以上的表决权的股东（包括股东代理人），不必把所有表决权全部投赞成票或者反对票。

第六十九条 当反对和赞成票相等时，无论是举手还是投票表决，会议主席有权多投一票。

第七十条 下列事项由股东大会的普通决议通过：

（一）董事会和监事会的工作报告；

（二）董事会拟订的利润分配方案和亏损弥补方案；

（三）董事会和监事会成员的罢免及其报酬和支付方法；

（四）公司年度预、决算报告，资产负债表、利润表及其他财务报表；

（五）除法律、行政法规规定或者公司章程规定应当以特别决议通过以外的其他事项。

第七十一条 下列事项由股东大会以特别决议通过：

（一）公司增、减股本和发行任何种类股票、认股证和其他类似证券；

（二）发行公司债券；

（三）公司的分立、合并、解散和清算；

（四）公司章程的修改；

（五）股东大会以普通决议通过认为会对公司产生重大影响的、需要以特别决议通过的其他事项。

第七十二条 股东要求召集临时股东大会或者类别股东会议，应当按照下列程序办理：

（一）合计持有在该拟举行的会议上有表决权的股份百分之十以上（含百分之十）的两个或者两个以上的股东，可以签署一份或者数份同样格式内容的书面要求，提请董事会召集临时股东大会或者类别股东会议，并阐明会议的议题。董事会在收到前述书面要求后应当尽快召集临时股东大会或者类别股东会议。前述持股数按股东提出书面要求日计算。

（二）如果董事会在收到前述书面要求后三十日内没有发出召集会议的通告，提出该要求的股东可以在董事会收到该要求后四个月内自行召集会议，召集的程序应当尽可能与董事会召集股东会议的程序相同。

股东因董事会未应前述要求举行会议而自行召集并举行会议的，其所发生的合理费用，应当由公司承担，并从公司欠付失职董事的款项中扣除。

第七十三条 股东大会由董事长召集并担任会议主席；董事长因故不能出席会议的，应当由副董事长召集会议并担任会议主席；董事长和副董事长均无法出席会议的，董事会可以指定一名公司董事代其召集会议并且担任会议主席；未指定会议主席的，出席会议的股东可以选举一人担任主席；如果因任何理由，股东无法选举主席，应当由出席会议的持有最多表决权股份的股东（包括股东代理人）担任会议主席。

第七十四条 会议主席负责决定股东大会的决议是否通过，其决定为终局决定，并应当在会上宣布和载入会议记录。

第七十五条 会议主席如果对提交表决的决议结果有任何怀疑，可以对所投票数进行点算；如果会议主席未进行点票，出席会议的股东或者股东代理人对会议主席宣布结果有异议的，有权在宣布后立即要求点票，会议主席应当即时进行点票。

第七十六条 股东大会如果进行点票，点票结果应当记入会议记录。

会议记录连同出席股东的签名簿及代理出席的委托书，应当在公司住所保存。

第七十七条 股东可以在公司办公时间免费查阅会议记录复印件。任何股东向公司索取有关会议记录的复印件，公司应当在收到合理费用后七日内把复印件送出。

第九章 类别股东表决的特别程序

第七十八条 持有不同种类股份的股东，为类别股东。

类别股东依据法律、行政法规和公司章程的规定，享有权利和承担义务。

第七十九条 公司拟变更或者废除类别股东的权利，应当经股东大会以特别决议通过和经受影响的类别股东在按第八十一条至第八十五条分别召集的股东会议上通过，方可进行。

第八十条 下列情形应当视为变更或者废除某类别股东的权利：

（一）增加或者减少该类别股份的数目，或者增加或减少与该类别股份享有同等或者更多的表决权、分配权、其他特权的类别股份的数目；

（二）将该类别股份的全部或者部分换作其他类别，或者将另一类别的股份的全部或者部分换作该类别股份或者授予该等转换权；

（三）取消或者减少该类别股份所具有的、取得已产生的股利或者累积股利的权利；

（四）减少或者取消该类别股份所具有的优先取得股利或者在公司清算中优先取得财产分配的权利；

（五）增加、取消或者减少该类别股份所具有的转换股份权、选择权、表决权、转让权、优先配售权、取得公司证券的权利；

（六）取消或者减少该类别股份所具有的，以特定货币收取公司应付款项的权利；

（七）设立与该类别股份享有同等或者更多表决权、分配权或者其他特权的新类别；

（八）对该类别股份的转让或所有权加以限制或者增加该等限制；

（九）发行该类别或者另一类别的股份认购权或者转换股份的权利；

（十）增加其他类别股份的权利和特权；

（十一）公司改组方案会构成不同类别股东在改组中不按比例地承担责任；

（十二）修改或者废除本章所规定的条款。

第八十一条 受影响的类别股东，无论原来在股东大会上是否有表决权，在涉及第八十条（二）至（八）、（十一）至（十二）项的事项时，在类别股东会上具有表决权，但有利害关系的股东在类别股东会上没有表决权。

前款所述有利害关系股东的含义如下：

（一）在公司按本章程第二十五条的规定向全体股东按照相同比例发出购回要约或者在证券交易所通过公开交易方式购回自己股份的情况下，“有利害关系的股东”是指本章程第四十八条所定义的控股股东；

（二）在公司按照本章程第二十五条的规定在证券交易所外以协议方式购回自己股份的情况下，“有利害关系的股东”是指与该协议有关的股东；

（三）在公司改组方案中，“有利害关系股东”是指以低于本类别其他股东的比例承担责任的股东或者与该类别中的其他股东拥有不同利益的股东。

第八十二条 类别股东会的决议，应当经根据第八十一条由出席类别股东会议的有表决权的三分之二以上的股权表决通过，方可作出。

第八十三条 公司召开类别股东会议，应当于会议召开四十五日前发出书面通知，将会议拟审议的事项以及开会日期和地点告知所有该类别股份的在册股东。拟出席会议的股东，应当于会议召开二十日前，将出席会议的书面回复送达公司。

拟出席会议的股东所代表的在该会议上有表决权的股份数，达到在该会议上有表决权的该类别股份总数二分之一以上的，公司可以召开类别股东会议；达不到的，公司应当在五日内将会议拟审议的事项、开会日期和地点以公告形式再次通知股东，经公告通知，公司可以召开类别股东会议。

第八十四条 类别股东会议的通知只须送给有权在该会议上表决的股东。

类别股东会议应当以与股东大会尽可能相同的程序举行，公司章程中有关股东大会举行程序的条款适用于类别股东会议。

第八十五条 如果公司股票上市的证券交易所的规则有要求，公司章程应当载入“除其他类别股份股东外，内资股股东和境外上市外资股股东视为不同类别股东”的内容。

载有前款规定内容的公司章程，应当同时规定“下列情形不适用类别股东表决的特别程序：（一）经股东大会以特别决议批准，公司每间隔十二个月单独或者同时发行内资股、境外上市外资股，并且拟发行的内资股、境外上市外资股的数量各自不超过该类已发行在外股份的百分之二十的；（二）公司设立时发行内资股、境外上市外资股的计划，自国务院证券委员会批准之日起十五个月内完成的。”

第十章 董事会

第八十六条 公司设董事会，董事会由〔人数〕名董事组成，设董事长一人，副董事长〔人数〕人，董事〔人数〕人。

第八十七条 董事由股东大会选举产生，任期〔年数〕年。董事任期届满，可以连选连任。

董事长、副董事长由全体董事的过半数选举和罢免，董事长、副董事长任期〔年数〕年，可以连选连任。

董事无须持有公司股份。

第八十八条 董事会对股东大会负责，行使下列职权：

（一）负责召集股东大会，并向股东大会报告工作；

（二）执行股东大会的决议；

（三）决定公司的经营计划和投资方案；

（四）制定公司的年度财务预算方案、决算方案；

（五）制定公司的利润分配方案和弥补亏损方案；

（六）制定公司增加或者减少注册资本的方案以及发行公司债券的方案；

（七）拟定公司合并、分立、解散的方案；

（八）决定公司内部管理机构的设置；

（九）聘任或者解聘公司经理，根据经理的提名，聘任或者解聘公司副经理、财务负责人，决定其报酬事项；

（十）制定公司的基本管理制度；

（十一）制订公司章程修改方案。

董事会作出前款决议事项，除第（六）、（七）、（十一）项必须由三分之二以上的董事表决同意外，其余可以由半数以上的董事表决同意。

第八十九条 董事会在处置固定资产时，如拟处置固定资产的预期价值，与此项处置建议前四个月内已处置了的固定资产所得到的价值的总和，超过股东大会最近审议的

资产负债表所显示的固定资产价值的百分之三十三，则董事会在未经股东大会批准前不得处置或者同意处置该固定资产。

本条所指对固定资产的处置，包括转让某些资产权益的行为，但不包括以固定资产提供担保的行为。

公司处置固定资产进行的交易的有效性，不因违反本条第一款而受影响。

第九十条 董事长行使下列职权：

（一）主持股东大会和召集、主持董事会会议；

（二）检查董事会决议的实施情况；

（三）签署公司发行的证券；

（四）董事会授予的其他职权。

董事长不能履行职权时，可以由董事长指定副董事长代行其职权。

第九十一条 董事会每年至少召开两次会议，由董事长召集，于会议召开〔日数〕日以前通知全体董事。有紧急事项时，经〔人数〕名以上董事或者公司经理提议，可以召开临时董事会会议。

第九十二条 董事会及临时董事会会议召开的通知方式为：〔具体通知方式〕；通知时限为：〔具体通知时限〕。

第九十三条 董事会会议应当由二分之一以上的董事出席方可举行。

每名董事有一票表决权。董事会作出决议，必须经全体董事的过半数通过。

当反对票和赞成票相等时，董事长有权多投一票。

第九十四条 董事会会议，应当由董事本人出席。董事因故不能出席，可以书面委托其他董事代为出席董事会，委托书中应当载明授权范围。

代为出席会议的董事应当在授权范围内行使董事的权利。董事未出席某次董事会会议，亦未委托代表出席的，应当视作已放弃在该次会议上的投票权。

第九十五条 董事会应当对会议所议事项的决定作成会议记录，出席会议的董事和记录员应当在会议记录上签名。董事应当对董事会的决议承担责任。董事会的决议违反法律、行政法规或者公司章程，致使公司遭受严重损失的，参与决议的董事对公司负赔偿责任；但经证明在表决时曾表明异议并记载于会议记录的，该董事可以免除责任。

第十一章 公司董事会秘书

第九十六条 公司设董事会秘书。董事会秘书为公司的高级管理人员。

第九十七条 公司董事会秘书应当是具有必备的专业知识和经验的自然人，由董事会委任。其主要职责是：

（一）保证公司有完整的组织文件和记录；

（二）确保公司依法准备和递交有权机构所要求的报告和文件；

（三）保证公司的股东名册妥善设立，保证有权得到公司有关记录和文件的人及时得到有关记录和文件。

第九十八条 公司董事或者其他高级管理人员可以兼任公司董事会秘书。公司聘请的会计师事务所的会计师不得兼任公司董事会秘书。

当公司董事会秘书由董事兼任时，如某一行为应当由董事及公司董事会秘书分别作出，则该兼任董事及公司董事会秘书的人不得以双重身份作出。

第十二章 公司经理

第九十九条 公司设经理一名，由董事会聘任或者解聘。

第一百条 公司经理对董事会负责，行使下列职权：

（一）主持公司的生产经营管理工作，组织实施董事会决议；

（二）组织实施公司年度经营计划和投资方案；
（三）拟订公司内部管理机构设置方案；
（四）拟订公司的基本管理制度；
（五）制定公司的基本规章；
（六）提请聘任或者解聘公司副经理、财务负责人；
（七）聘任或者解聘除应由董事会聘任或者解聘以外的负责管理人员；
（八）公司章程和董事会授予的其他职权。
第一百零一条 公司经理列席董事会会议；非董事经理在董事会会议上没有表决权。
第一百零二条 公司经理在行使职权时，应当根据法律、行政法规和公司章程的规定，履行诚信和勤勉的义务。
第十三章 监事会
第一百零三条 公司设监事会。
第一百零四条 监事会由〔人数〕人组成，其中一人出任监事会主席。监事任期〔年数〕年，可以连选连任。
第一百零五条 监事会成员由〔人数〕名股东代表和〔人数〕名公司职工代表组成。股东代表由股东大会选举和罢免，职工代表由公司职工民主选举和罢免。
第一百零六条 公司董事、经理和财务负责人不得兼任监事。
第一百零七条 监事会每年至少召开〔次数〕次会议，由监事会主席负责召集。
第一百零八条 监事会向股东大会负责，并依法行使下列职权：
（一）检查公司的财务；
（二）对公司董事、经理和其他高级管理人员执行公司职务时违反法律、行政法规或者公司章程的行为进行监督；
（三）当公司董事、经理和其他高级管理人员的行为损害公司的利益时，要求前述人员予以纠正；
（四）核对董事会拟提交股东大会的财务报告、营业报告和利润分配方案等财务资料，发现疑问的，可以公司名义委托注册会计师、执业审计师帮助复审；
（五）提议召开临时股东大会；
（六）代表公司与董事交涉或者对董事起诉；
（七）公司章程规定的其他职权。
监事列席董事会会议。
第一百零九条 监事会的议事方式为：〔具体议事方式〕；表决程序为：〔具体表决程序〕。
第一百一十条 监事会行使职权时聘请律师、注册会计师、执业审计师等专业人员所发生的合理费用，应当由公司承担。
第一百一十一条 监事应当依照法律、行政法规及公司章程的规定，忠实履行监督职责。
第十四章 公司董事、监事、经理和其他高级管理人员的资格和义务
第一百一十二条 有下列情况之一的，不得担任公司的董事、监事、经理或者其他高级管理人员：
（一）无民事行为能力或者限制民事行为能力；
（二）因犯有贪污、贿赂、侵占财产、挪用财产罪或者破坏社会经济秩序罪，被判处刑罚，执行期满未逾五年，或者因犯罪被剥夺政治权利，执行期满未逾五年；
（三）担任因经营管理不善破产清算的公司、企业的董事或者厂长、经理，并对该公司、企业的破产负有个人责任的，自该公司、企业破产清算完结之日起未逾三年；

（四）担任因违法被吊销营业执照的公司、企业的法定代表人，并负有个人责任的，自该公司、企业被吊销营业执照之日起未逾三年；

（五）个人所负数额较大的债务到期未清偿；

（六）因触犯刑法被司法机关立案调查，尚未结案；

（七）法律、行政法规规定不能担任企业领导；

（八）非自然人；

（九）被有关主管机构裁定违反有关证券法规的规定，且涉及有欺诈或者不诚实的行为，自该裁定之日起未逾五年。

第一百一十三条 公司董事、经理和其他高级管理人员代表公司的行为对善意第三人的有效性，不因其在任职、选举或者资格上有任何不合规行为而受影响。

第一百一十四条 除法律、行政法规或者公司股票上市的证券交易所的上市规则要求的义务外，公司董事、监事、经理和其他高级管理人员在行使公司赋予他们的职权时，还应当对每个股东负有下列义务：

（一）不得使公司超越其营业执照规定的营业范围；

（二）应当真诚地以公司最大利益为出发点行事；

（三）不得以任何形式剥夺公司财产，包括（但不限于）对公司有利的机会；

（四）不得剥夺股东的个人权益，包括（但不限于）分配权、表决权，但不包括根据公司章程提交股东大会通过的公司改组。

第一百一十五条 公司董事、监事、经理和其他高级管理人员都有责任在行使其权利或者履行其义务时，以一个合理的谨慎的人在相似情形下所应表现的谨慎、勤勉和技能为其所应为的行为。

第一百一十六条 公司董事、监事、经理和其他高级管理人员在履行职责时，必须遵守诚信原则，不应当置自己于自身的利益与承担的义务可能发生冲突的处境。此原则包括（但不限于）履行下列义务：

（一）真诚地以公司最大利益为出发点行事；

（二）在其职权范围内行使权力，不得越权；

（三）亲自行使所赋予他的酌量处理权，不得受他人操纵；非经法律、行政法规允许或者得到股东大会在知情的情况下的同意，不得将其酌量处理权转给他人行使；

（四）对同类别的股东应当平等，对不同类别的股东应当公平；

（五）除公司章程另有规定或者由股东大会在知情的情况下另有批准外，不得与公司订立合同、交易或者安排；

（六）未经股东大会在知情的情况下同意，不得以任何形式利用公司财产为自己谋取利益；

（七）不得利用职权收受贿赂或者其他非法收入，不得以任何形式侵占公司的财产，包括（但不限于）对公司有利的机会；

（八）未经股东大会在知情的情况下同意，不得接受与公司交易有关的佣金；

（九）遵守公司章程，忠实履行职责，维护公司利益，不得利用其在公司的地位和职权为自己谋取私利；

（十）未经股东大会在知情的情况下同意，不得以任何形式与公司竞争；

（十一）不得挪用公司资金或者将公司资金借贷给他人，不得将公司资产以其个人名义或者以其他名义开立帐户存储，不得以公司资产为本公司的股东或者其他个人债务提供担保；

（十二）未经股东大会在知情的情况下同意，不得泄露其在任职期间所获得的涉及本公司的机密信息；除非以公司利益为目的，亦不得利用该信息；但是，在下列情况下，可以向法院或者其他政府主管机构披露该信息：

1、法律有规定；

2、公众利益有要求；

3、该董事、监事、经理和其他高级管理人员本身的利益有要求。

第一百一十七条 公司董事、监事、经理和其他高级管理人员，不得指使下列人员或者机构（“相关人”）作出董事、监事、经理和其他高级管理人员不能作的事：

（一）公司董事、监事、经理和其他高级管理人员的配偶或者未成年子女；

（二）公司董事、监事、经理和其他高级管理人员或者本条（一）项所述人员的信托人；

（三）公司董事、监事、经理和其他高级管理人员或者本条（一）、（二）项所述人员的合伙人；

（四）由公司董事、监事、经理和其他高级管理人员在事实上单独控制的公司，或者与本条（一）、（二）、（三）项所提及的人员或者公司其他董事、监事、经理和其他高级管理人员在事实上共同控制的公司；

（五）本条（四）项所指被控制的公司的董事、监事、经理和其他高级管理人员。

第一百一十八条 公司董事、监事、经理和其他高级管理人员所负的诚信义务不一定因其任期结束而终止，其对公司商业秘密保密的义务在其任期结束后仍有效。其他义务的持续期应当根据公平的原则决定，取决于事件发生时与离任之间时间的长短，以及与公司的关系在何种情形和条件下结束。

第一百一十九条 公司董事、监事、经理和其他高级管理人员因违反某项具体义务所负的责任，可以由股东大会在知情的情况下解除，但是本章程第四十七条所规定的情形除外。

第一百二十条 公司董事、监事、经理和其他高级管理人员，直接或者间接与公司已订立的或者计划中的合同、交易、安排有重要利害关系时，（公司与董事、监事、经理和其他高级管理人员的聘任合同除外），不论有关事项在正常情况下是否需要董事会批准同意，均应当尽快向董事会披露其利害关系的性质和程度。

除非有利害关系的公司董事、监事、经理和其他高级管理人员按照本条前款的要求向董事会做了披露，并且董事会在不将其计入法定人数，亦未参加表决的会议上批准了该事项，公司有权撤消该合同、交易或者安排，但在对方是对有关董事、监事、经理和其他高级管理人员违反其义务的行为不知情的善意当事人的情形下除外。

公司董事、监事、经理和其他高级管理人员的相关人与某合同、交易、安排有利害关系的，有关董事、监事、经理和其他高级管理人员也应被视为有利害关系。

第一百二十一条 如果公司董事、监事、经理和其他高级管理人员在公司首次考虑订立有关合同、交易、安排前以书面形式通知董事会，声明由于通知所列的内容，公司日后达成的合同、交易、安排与其有利害关系，则在通知阐明的范围内，有关董事、监事、经理和其他高级管理人员视为做了本章前条所规定的披露。

第一百二十二条 公司不得以任何方式为其董事、监事、经理和其他高级管理人员缴纳税款。

第一百二十三条 公司不得直接或者间接向本公司和其母公司的董事、监事、经理和其他高级管理人员提供贷款、贷款担保；亦不得向前述人员的相关人提供贷款、贷款担保。

前款规定不适用于下列情形：

（一）公司向其子公司提供贷款或者为子公司提供贷款担保；

（二）公司根据经股东大会批准的聘任合同，向公司的董事、监事、经理和其他高级管理人员提供贷款、贷款担保或者其他款项，使之支付为了公司目的或者为了履行其公司职责所发生的费用；

（三）如公司的正常业务范围包括提供贷款、贷款担保，公司可以向有关董事、监事、经理和其他高级管理人员及其相关人提供贷款、贷款担保，但提供贷款、贷款担保的条件应当是正常商务条件。

第一百二十四条 公司违反前条规定提供贷款的，不论其贷款条件如何，收到款项的人应当立即偿还。

第一百二十五条 公司违反第一百二十三条第一款的规定所提供的贷款担保，不得强制公司执行；但下列情况除外：

（一）向公司或者其母公司的董事、监事、经理和其他高级管理人员的相关人提供贷款时，提供贷款人不知情的；

（二）公司提供的担保物已由提供贷款人合法地售予善意购买者的。

第一百二十六条 本章前述条款中所称担保，包括由保证人承担责任或者提供财产以保证义务人履行义务的行为。

第一百二十七条 公司董事、监事、经理和其他高级管理人员违反对公司所负的义务时，除法律、行政法规规定的各种权利、补救措施外，公司有权采取以下措施：

（一）要求有关董事、监事、经理和其他高级管理人员赔偿由于其失职给公司造成的损失；

（二）撤销任何由公司与有关董事、监事、经理和其他高级管理人员订立的合同或者交易，以及由公司与第三人（当第三人明知或者理应知道代表公司的董事、监事、经理和其他高级管理人员违反了对公司应负的义务）订立的合同或者交易；

（三）要求有关董事、监事、经理和其他高级管理人员交出因违反义务而获得的收益；

（四）追回有关董事、监事、经理和其他高级管理人员收受的本应为公司所收取的款项，包括（但不限于）佣金；

（五）要求有关董事、监事、经理和其他高级管理人员退还因本应交予公司的款项所赚取的、或者可能赚取的利息。

第一百二十八条 公司应当就报酬事项与公司董事、监事订立书面合同，并经股东大会事先批准。前述报酬事项包括：

（一）作为公司的董事、监事或者高级管理人员的报酬；

（二）作为公司的子公司的董事、监事或者高级管理人员的报酬；

（三）为公司及其子公司的管理提供其他服务的报酬；

（四）该董事或者监事因失去职位或者退休所获补偿的款项。

除按前述合同外，董事、监事不得因前述事项为其应获取的利益向公司提出诉讼。

第一百二十九条 公司在与公司董事、监事订立的有关报酬事项的合同中应当规定，当公司将被收购时，公司董事、监事在股东大会事先批准的条件下，有权取得因失去职位或者退休而获得的补偿或者其他款项。前款所称公司被收购是指下列情况之一：

（一）任何人向全体股东提出收购要约；

（二）任何人提出收购要约，旨在使要约人成为控股股东。控股股东的定义与本章程第四十八条中的定义相同。

如果有关董事、监事不遵守本条规定，其收到的任何款项，应当归那些由于接受前述要约而将其股份出售的人所有，该董事、监事应当承担因按比例分发该等款项所产生的费用，该费用不得从该等款项中扣除。

第十五章 财务会计制度与利润分配

第一百三十条 公司依照法律、行政法规和国务院财政主管部门制定的中国会计准则的规定，制定本公司的财务会计制度。

第一百三十一条 公司应当在每一会计年度终了时制作财务报告，并依法经审查验证。

第一百三十二条 公司董事会应当在每次股东年会上，向股东呈交有关法律、行政法规、地方政府及主管部门颁布的规范性文件所规定由公司准备的财务报告。

第一百三十三条 公司的财务报告应当在召开股东大会年会的二十日以前置备于本公司，供股东查阅。公司的每个股东都有权得到本章中所担及的财务报告。

到香港上市的公司至少应当将前述报告以邮资已付的邮件寄给每个境外上市外资股股东，受件人地址以股东的名册登记的地址为准。

第一百三十四条 公司的财务报表除应当按中国会计准则及法规编制外，还应当按国际或者境外上市地会计准则编制。如按两种会计准则编制的财务报表有重要出入，应当在财务报表附注中加以注明。公司在分配有关会计年度的税后利润时，以前述两种财务报表中税后利润数较少者为准。

第一百三十五条 公司公布或者披露的中期业绩或者财务资料应当按中国会计准则及法规编制，同时按国际或者境外上市地会计准则编制。

第一百三十六条 公司每一会计年度公布两次财务报告，即在一会计年度的前六个月结束后的６０天内公布中期财务报告，会计年度结束后的１２０天内公布年度财务报告。

第一百三十七条 公司除法定的会计帐册外，不得另立会计帐册。

第一百三十八条 资本公积金包括下列款项：

（一）超过股票面额发行所得的溢价款；

（二）国务院财政主管部门规定列入资本公积金的其他收入。

第一百三十九条 公司可以下列形式分配股利：

（一）现金；

（二）股票。

第一百四十条 公司应当为持有境外上市外资股份的股东委任收款代理人。收款代理人应当代有关股东收取公司就境外上市外资股股份分配的股利及其他应付的款项。

公司委任的收款代理人应当符合上市地法律或者证券交易所有关规定的要求。

第十六章 会计师事务所的聘任

第一百四十一条 公司应当聘用符合国家有关规定的、独立的会计师事务所，审计公司的年度财务报告，并审核公司的其他财务报告。

公司的首任会计师事务所可以由创立大会在首次股东年会前聘任，该会计师事务所的任期在首次股东年会结束时终止。

创立大会不行使前款规定的职权时，由董事会行使该职权。

第一百四十二条 公司聘用会计师事务所的聘期，自公司本次股东年会结束时起至下次股东年会结束时止。

第一百四十三条 经公司聘用的会计师事务所享有下列权利：

（一）随时查阅公司的帐簿、记录或者凭证，并有权要求公司的董事、经理或者其他高级管理人员提供有关资料和说明；

（二）要求公司采取一切合理措施，从其子公司取得该会计师事务所为履行职务而必需的资料和说明；

（三）出席股东会议，得到任何股东有权收到的会议通知或者与会议有关的其他信息，在任何股东会议上就涉及其作为公司的会计师事务所的事宜发言。

第一百四十四条 如果会计师事务所职位出现空缺，董事会在股东大会召开前，可以委任会计师事务所填补该空缺。但在空缺持续期间，公司如有其他在任的会计师事务所，该等会计师事务所仍可行事。

第一百四十五条 不论会计师事务所与公司订立的合同条款如何规定，股东大会可以在任何会计师事务所任期届满前，通过普通决议决定将该会计师事务所解聘。有关会计师事务所如有因被解聘而向公司索偿的权利，有关权利不因此而受影响。

第一百四十六条 会计师事务所的报酬或者确定报酬的方式由股东大会决定。由董事会聘任的会计师事务所的报酬由董事会确定。

第一百四十七条 公司聘用、解聘或者不再续聘会计师事务所由股东大会作出决定，并报国务院证券主管机构备案。

第一百四十八条 公司解聘或者不再续聘会计师事务所，应当事先通知会计师事务所，会计师事务所有权向股东大会陈述意见。会计师事务所提出辞聘的，应当向股东大会说明公司有无不当情事。

第十七章 公司的合并与分立

第一百四十九条 公司合并或者分立，应当由公司董事会提出方案，按公司章程规定的程序通过后，依法办理有关审批手续。反对公司合并、分立方案的股东，有权要求公司或者同意公司合并、分立方案的股东，以公平价格购买其股份。公司合并、分立决议的内容应当作成专门文件，供股东查阅。

对到香港上市公司的境外上市外资股股东，前述文件还应当以邮件方式送达。

第一百五十条 公司合并可以采取吸收合并和新设合并两种形式。

公司合并，应当由合并各方签订合并协议，并编制资产负债表及财产清单。公司应当自作出合并决议之日起十日内通知债权人，并于三十日内在报纸上至少公告三次。

公司合并后，合并各方的债权、债务，由合并后存续的公司或者新设的公司承继。

第一百五十一条 公司分立，其财产应当作相应的分割。

公司分立，应当由分立各方签订分立协议，并编制资产负债表及财产清单。公司应当自作出分立决议之日起十日内通知债权人，并于三十日内在报纸上至少公告三次。

公司分立前的债务按所达成的协议由分立后的公司承担。

第一百五十二条 公司合并或者分立，登记事项发生变更的，应当依法向公司登记机关办理变更登记；公司解散的，依法办理公司注销登记；设立新公司的，依法办理公司设立登记。

第十八章 公司解散和清算

第一百五十三条 公司有下列情形之一的，应当解散并依法进行清算：

（一）营业期限届满；

（二）股东大会决议解散；

（三）因公司合并或者分立需要解散；

（四）公司因不能清偿到期债务被依法宣告破产；

（五）公司违反法律、行政法规被依法责令关闭。

第一百五十四条 公司因前条（一）、（二）项规定解散的，应当在十五日之内成立清算组，并由股东大会以普通决议的方式确定其人选。

公司因前条（四）项规定解散的，由人民法院依照有关法律的规定，组织股东、有关机关及有关专业人员成立清算组，进行清算。

公司因前条（五）项规定解散的，由有关主管机关组织股东、有关机关及有关专业人员成立清算组，进行清算。

第一百五十五条 如董事会决定公司进行清算（因公司宣告破产而清算的除外），应当在为此召集的股东大会的通知中，声明董事会对公司的状况已经做了全面的调查，并认为公司可以在清算开始后十二个月内全部清偿公司债务。

股东大会进行清算的决议通过之后，公司董事会的职权立即终止。

清算组应当遵循股东大会的指示，每年至少向股东大会报告一次清算组的收入和支出，公司的业务和清算的进展，并在清算结束时向股东大会作最后报告。

第一百五十六条 清算组应当自成立之日起十日内通知债权人，并于六十日内在报纸上至少公告三次。清算组应当对债权进行登记。

第一百五十七条 清算组在清算期间行使下列职权：

（一）清理公司财产，分别编制资产负债表和财产清单；

（二）通知或者公告债权人；

（三）处理与清算有关的公司未了结的业务；

（四）清缴所欠税款；

（五）清理债权、债务；

（六）处理公司清偿债务后的剩余财产；

（七）代表公司参与民事诉讼活动。

第一百五十八条 清算组在清理公司财产、编制资产负债表和财产清单后，应当制定清算方案，并报股东大会或者有关主管机关确认。

公司财产按下列顺序清偿：〔清偿顺序〕。

公司财产按前款规定清偿后的剩余财产，由公司股东按其持有股份的种类和比例进行分配。

清算期间，公司不得开展新的经营活动。

第一百五十九条 因公司解散而清算，清算组在清理公司财产、编制资产负债表和财产清单后，发现公司财产不足清偿债务的，应当立即向人民法院申请宣告破产。

公司经人民法院裁定宣告破产后，清算组应当将清算事务移交给人民法院。

第一百六十条 公司清算结束后，清算组应当制作清算报告以及清算期内收支报表和财务帐册，经中国注册会计师验证后，报股东大会或者有关主管机关确认。

清算组应当自股东大会或者有关主管机关确认之日起３０日内，将前述文件报送公司登记机关，申请注销公司登记，公告公司终止。

第十九章 公司章程的修订程序

第一百六十一条 公司根据法律、行政法规及公司章程的规定，可以修改公司章程。

第一百六十二条 公司章程的修改，涉及《到境外上市公司章程必备条款》（简称《必备条款》）内容的，经国务院授权的公司审批部门和国务院证券委员会批准后生效；涉及公司登记事项的，应当依法办理变更登记。

第二十章 争议的解决

第一百六十三条 凡境外上市外资股股东与公司之间，境外上市外资股股东与公司董事、监事、经理或者其他高级管理人员之间，境外上市外资股股东与内资股股东之间，基于公司章程及有关法律、行政法规所规定的权利义务发生的与公司事务有关的争议或者权利主张，国务院证券主管机构未就争议解决方式与境外有关证券监管机构

达成谅解、协议的，有关当事人可以依照法律、行政法规规定的方式解决，也可以双方协议确定的方式解决。

到香港上市的公司，应当将下列内容载入公司章程：

（一）凡境外上市外资股股东与公司之间，境外上市外资股股东与公司董事、监事、经理或者其他高级管理人员之间，境外上市外资股股东与内资股股东之间，基于公司章程、《公司法》及其他有关法律、行政法规所规定的权利义务发生的与公司事务有关的争议或者权利主张，有关当事人应当将此类争议或者权利主张提交仲裁解决。

前述争议或者权利主张提交仲裁时，应当是全部权利主张或者争议整体；所有由于同一事由有诉因的人或者该争议或权利主张的解决需要其参与的人，如果其身份为公司或公司股东、董事、监事、经理或者其他高级管理人员，应当服从仲裁。

有关股东界定、股东名册的争议，可以不用仲裁方式解决。

（二）申请仲裁者可以选择中国国际经济贸易仲裁委员会按其仲裁规则进行仲裁，也可以选择香港国际仲裁中心按其证券仲裁规则进行仲裁。申请仲裁者将争议或者权利主张提交仲裁后，对方必须在申请者选择的仲裁机构进行仲裁。

如申请仲裁者选择香港国际仲裁中心进行仲裁，则任何一方可以按香港国际仲裁中心的证券仲裁规则的规定请求该仲裁在深圳进行。

（三）以仲裁方式解决因（一）项所述争议或者权利主张，适用中华人民共和国的法律；但法律、行政法规另有规定的除外。

（四）仲裁机构作出的裁决是终局裁决，对各方均具有约束力。

第二十一章 附 则

第一百六十四条 《必备条款》中明确规定到香港上市的股份有限公司章程所应当载明的内容，无须载入到香港以外的其他地区或者国家上市的股份有限公司的章程。

第一百六十五条 对于到香港上市的公司，《必备条款》中所称会计师事务所的含义与“核数师”相同。

第一百六十六条 《必备条款》中，以“〔 〕”标示的内容，由公司按照实际情况填入；以“（ ）”标示的内容，必须载入公司章程。

Translation © 1995 by Baker & McKenzie

MANDATORY PROVISIONS FOR THE ARTICLES OF ASSOCIATION OF COMPANIES TO BE LISTED OUTSIDE THE PEOPLE'S REPUBLIC OF CHINA

(Issued by the Securities Office of the State Council and the State Commission for the Restructuring of the Economy on, and effective from, September 19, 1994.)

CHAPTER 1. GENERAL PROVISIONS

Article 1. The Company is a joint stock limited company established in accordance with the *Company Law of the People's Republic of China* (the "Company Law"), the *Special Regulations of the State Council Concerning Share Offerings and Listings Outside the People's Republic of China of Joint Stock Limited Companies* (the "Special Regulations") and other relevant state laws and administrative regulations.

Following approval from [names of approval authority and approval document], the Company was established on [date of establishment] by means of sponsorship [or by means of share offer], was registered with the [name of the locality of the company registry] Administration for Industry and Commerce on [registration date], and obtained a business license as a company. The number of the Company's business license is [number].

The sponsors of the Company are: [full names of the sponsors].

Article 2. Registered name of the Company: [full name in Chinese]

[full name in English]

Article 3. Domicile of the Company: [Company domicile in full, postal code, telephone and telex numbers].

Article 4. The legal representative of the Company shall be the chairman of its board of directors.

Article 5. The term of operation of the Company shall be [number of years] years [or: the Company is a joint stock limited company existing in perpetuity].

Article 6. The Articles of Association of the Company shall become effective on the date of establishment of the Company.

The Articles of Association of the Company shall be a legally binding document that regulates the organization and acts of the Company and the rights and obligations between the Company and the shareholders and between shareholders *inter se* from the date on which they become effective.

Article 7. The Articles of Association of the Company shall be binding upon the Company and its shareholders, directors, supervisors, manager and other senior management staff. All the above persons may make claims related to Company matters in accordance with the Articles

of Association.

Shareholders may sue the Company in accordance with the Articles of Association of the Company. The Company may sue shareholders in accordance with its Articles of Association. Shareholders may sue shareholders in accordance with the Articles of Association of the Company. Shareholders may sue directors, supervisors, the manager and other senior management staff of the Company in accordance with the Articles of Association of the Company.

For the purposes of the above paragraph, the term "sue" shall include the initiation of proceedings in a court or the application to an arbitration institution for arbitration.

Article 8. The Company may invest in other limited liability companies and joint stock limited companies. Its liability towards an investee company shall be limited to the extent of the amount of capital contributed thereto.

Subject to approval from the authorities that are authorized by the State Council to examine and approve companies, the Company may operate as a holding company as described in the second paragraph of Article 12 of the Company Law, according to the needs of operation and management.

CHAPTER 2. PURPOSE AND SCOPE OF BUSINESS

Article 9. The business purpose of the Company is: [contents of the purpose].

Article 10. The scope of business of the Company shall be in accordance with the items approved by the company registry.

The scope of the Company's main line of business shall include: [items approved by the company registry].

The scope of the Company's sidelines shall include [items approved by the company registry].

CHAPTER 3. SHARES AND REGISTERED CAPITAL

Article 11. The Company shall have ordinary shares at all times. It may have other kinds of shares according to need, upon approval by the authorities that are authorized by the State Council to examine and approve companies.

Article 12. All the shares issued by the Company shall have a par value, which shall be RMB¥1 for each share.

Article 13. The Company may issue shares to investors inside the People's Republic of China and investors outside the People's Republic of China following approval from the State Council authorities in charge of securities.

For the purposes of the preceding paragraph, the term "investors outside the People's Republic of China" shall mean investors from foreign countries or from Hong Kong, Macao or Taiwan that subscribe for shares issued by the Company, and the term "investors inside the People's Republic of China" shall mean investors inside the People's Republic of China, excluding the above-mentioned regions, that subscribe for shares issued by the Company.

Article 14. Shares issued by the Company to investors inside the People's Republic of China and to be subscribed for in Renminbi shall be referred to as "domestic investment shares". Shares issued by the Company to investors outside the People's Republic of China and to be subscribed in foreign currency shall be referred to as "foreign investment shares". Foreign investment shares listed outside the People's Republic of China shall be referred to as "foreign investment shares listed outside the People's Republic of China".

Article 15. Following approval from the State Council authorities in charge of securities, the total amount of ordinary shares that the Company may issue is [total number of shares]. The number of shares issued to the sponsors at the time of establishment is [number of shares], representing [percentage] percent of the total number of ordinary shares that may be issued by the Company.

Article 16. After its establishment the Company shall issue [number of shares] ordinary shares, including not less than [number of shares] and not more than [number of shares] foreign investment shares listed outside the People's Republic of China, accounting for [percentage] percent of the total number of ordinary shares that may be issued by the Company, and [number of shares] domestic investment shares issued to the public.

The composition of the Company's share capital shall be: [number of shares] ordinary shares, of which the sponsors [name of each sponsor] shall hold [number of shares] and other holders of domestic investment shares shall hold [number of shares] shares, and holders of foreign investment shares listed outside the People's Republic of China shall hold [number of shares] shares.

Article 17. After the plan for issuing foreign investment shares listed outside the People's Republic of China and domestic investment shares has been approved by the State Council authorities in charge of securities, the board of directors of the Company may arrange for implementation of such plan by means of separate issues.

The Company's plans for separate issuance of foreign investment shares listed outside the People's Republic of China and domestic investment shares in accordance with the preceding paragraph may be implemented separately within 15 months of the date of approval by the State Council Securities Commission.

Article 18. If the Company issues foreign investment shares listed outside the People's Republic of China and domestic investment shares separately within the total number of shares specified in the issuing plan, each such issue shall be fully subscribed for in one time. If special circumstances make it impossible for each such issue to be fully subscribed for in one time, the shares may be issued in installments, subject to the approval of the State Council

Securities Commission.

Article 19. The registered capital of the Company shall be Renminbi [amount of capital] Yuan.

Article 20. The Company may approve capital increases depending on its business and development requirements in accordance with the relevant provisions of the Articles of Association of the Company.

The Company may increase its capital by the following methods:

(1) offer of new shares to non-specific investors;

(2) issuance of rights to new shares to existing shareholders;

(3) allotment of new shares to existing shareholders;

(4) other methods permitted by laws and administrative regulations.

If the Company is to increase its capital by issuing new shares, the matter shall be handled in accordance with the procedures provided for in relevant state laws and administrative regulations after such increase has been approved in accordance with the Articles of Association.

Article 21. Save as otherwise provided in laws and administrative regulations, shares in the Company may be transferred freely and shall be clear of any lien.

CHAPTER 4. REDUCTION OF CAPITAL AND REPURCHASE OF SHARES

Article 22. The Company may reduce its registered capital in accordance with the provisions of its Articles of Association.

Article 23. If the Company is to reduce its capital, it must prepare a balance sheet and an inventory of assets.

The Company shall notify its creditors within 10 days of the date of adoption of the resolution to reduce its registered capital and publish a public announcement of the resolution in newspapers at least three times within 30 days of the said date. Creditors shall, within 30 days of receiving written notice, or within 90 days of the date of the first public announcement for those who have not received written notice, be entitled to require the Company to pay its debts in full or to provide a corresponding guarantee for repayment.

The reduced registered capital of the Company may not be less than the statutory minimum.

Article 24. The Company may, in the following circumstances, repurchase its own issued and outstanding shares following the adoption of a pertinent resolution in accordance with the

procedure provided for in its Articles of Association, and submission to and approval by the relevant state authorities:

(1) cancellation of shares in order to reduce its capital;

(2) merger with another company holding shares of the Company; or

(3) other circumstances where laws or administrative regulations so permit.

Article 25. If the Company is to repurchase its own shares following approval from the relevant state authorities, it may proceed in any of the following manners:

(1) issuance to the whole body of shareholders of a repurchase offer in the same proportion;

(2) repurchase through open transactions on a securities exchange; or

(3) repurchase by agreement outside a securities exchange.

Article 26. If the Company is to repurchase shares by agreement outside a securities exchange, prior approval shall be obtained from the shareholders' general meeting in accordance with the procedure provided for in the Company's Articles of Association. Upon prior approval by the shareholders' general meeting obtained in the same manner, the Company may rescind or change contracts concluded in the manner set forth above or waive any of its rights under such contracts.

For the purposes of the above paragraph, contracts for the repurchase of shares shall include (but not be limited to) agreements whereby repurchasing obligations are undertaken and repurchasing rights are acquired.

The Company may not assign contracts for the repurchase of its own shares or any of its rights thereunder.

Article 27. After the Company has repurchased its shares according to law, it shall cancel the portion of shares concerned within the period prescribed by laws and administrative regulations and shall apply to the original company registry for registration of the change in registered capital.

The amount of the Company's registered capital shall be reduced by the total par value of the shares canceled.

Article 28. Companies to be listed in Hong Kong shall incorporate the following provisions in their articles of association: Unless the Company has already entered the liquidation stage, it must comply with the following provisions in repurchasing its issued and outstanding shares:

(1) If the Company repurchases shares at their par value, the amount thereof shall be deducted from the book balance of distributable profit and/or from the proceeds of a

fresh share issue made to repurchase the old shares.

(2) If the Company repurchases shares at a price higher than their par value, the portion corresponding to their par value shall be deducted from the book balance of distributable profit and/or from the proceeds of a fresh share issue made to repurchase the old shares; and the portion in excess of the par value shall be handled according to the following methods:

(i) if the share repurchased were issued at their par value, the amount shall be deducted from the book balance of distributable profit;

(ii) if the shares repurchased were issued at a price higher than their par value, the amount shall be deducted from the book balance of distributable profit and/or the proceeds of a fresh share issue made to repurchase the old shares; however, the amount deducted from the proceeds of the fresh share issue may not exceed the total premium obtained at the time of issuance of the old shares nor may it exceed the amount on the Company's premium account [or capital common reserve account] (including the premiums from the fresh share issue) at the time of repurchase;

(3) The sums paid by the Company for the purposes set forth below shall be paid out of the Company's distributable profits:

(i) acquisition of the right to repurchase its own shares;

(ii) modification of any contract for repurchase of its own shares;

(iii) release from any of its obligations under any repurchase contract.

(4) After the par value of the annulled shares has been deducted from the registered capital of the Company in accordance with relevant regulations, that portion of the amount deducted from the distributable profit and used to repurchase shares which corresponds to the par value of the repurchased shares shall be included in the Company's premium account [or capital common reserve account].

CHAPTER 5. FINANCIAL ASSISTANCE FOR THE PURCHASE OF SHARES

Article 29. The Company or its subsidiaries shall not at any time provide any financial assistance in any form to purchasers or prospective purchasers of the shares in the Company. Purchasers of shares in the Company as referred to above shall include persons that directly or indirectly undertake obligations for the purpose of purchasing shares in the Company.

The Company or its subsidiaries shall not at any time provide any financial assistance in any form to the above obligors in order to reduce or discharge their obligations.

The provisions of this Article shall not apply to the circumstances described in Article 31 of this Chapter.

Article 30. For the purposes of this Chapter, the term "financial assistance" shall include (but not be limited to) the financial assistance in the forms set out below:

(1) gift;

(2) guarantee (including the undertaking of liability or provision of property by the guarantor in order to secure the performance of the obligation by the obligor), indemnity (not including, however, indemnity arising from the Company's own fault), release or waiver of rights;

(3) provision of a loan or conclusion of a contract under which the obligations of the Company are to be fulfilled before the obligations of the other party to the contract, or the novation of, or the assignment of rights under, such loan or contract;

(4) financial assistance in any other form if the Company is insolvent or has no net assets or if such assistance would lead to a major reduction in the Company's net assets.

For the purposes of this Chapter, the term "undertake obligations" shall include the undertaking of an obligation by the obligor by concluding a contract or making an arrangement (whether or not such contract or arrangement is enforceable, and whether or not such obligation is undertaken by the obligor individually or jointly with any other person) or by changing its financial position in any other way.

Article 31. The acts listed below shall not be regarded as acts prohibited under Article 29 of this Chapter:

(1) where the Company provides the relevant financial assistance genuinely for the benefit of the Company and the main purpose of the financial assistance is not the purchase of shares in the Company, or the financial assistance is an incidental part of some overall plan of the Company;

(2) lawful distribution of the Company's property in the form of dividends;

(3) distribution of dividends in the form of shares;

(4) reduction of registered capital, repurchase of shares, adjustment of the share structure, etc. in accordance with the Articles of Association of the Company;

(5) provision of a loan by the Company within its scope of business and in the ordinary course of its business (provided that the same does not lead to a reduction in the net assets of the Company or that if the same constitutes a reduction, the financial assistance was paid out of the Company's distributable profits);

(6) the provision of money by the Company for an employee shareholding scheme (provided that the same does not lead to a reduction in the net assets of the Company or

that if the same constitutes a reduction, the financial assistance was paid out of the Company's distributable profits).

CHAPTER 6. SHARE CERTIFICATES AND REGISTER OF SHAREHOLDERS

Article 32. The Company's shares shall be in registered form.

In addition to the particulars provided for in the Company Law, the share certificates of the Company shall clearly state such other particulars as are required to be specified by the securities exchange(s) on which the Company's shares are listed.

Article 33. The share certificates shall be signed by the chairman of the board of directors. If the signatures of other senior management staff of the Company are required by the securities exchange(s) on which the Company's shares are listed, the share certificates shall also be signed by such other senior management staff. The share certificates shall become effective after the Company seal is affixed thereto or printed thereon. The signature of the chairman of the board of directors or of other senior management staff on the share certificates may be also be in printed form.

Article 34. The Company shall keep a register of shareholders, in which the following particulars shall be recorded:

(1) the name, address (domicile), profession or nature of each shareholder;

(2) the class and quantity of shares held by each shareholder;

(3) the amount paid or payable for the shares held by each shareholder;

(4) the serial numbers of the shares held by each shareholder;

(5) the date on which each shareholder is registered as such; and

(6) the date on which each shareholder ceases to be a shareholder.

The register of shareholders shall be ample evidence of the holding of Company shares by a shareholder, unless there is evidence to the contrary.

Article 35. The Company may, pursuant to an understanding or agreement reached between the State Council authorities in charge of securities and the securities regulatory organization outside the People's Republic of China, keep outside the People's Republic of China its register of holders of foreign investment shares listed outside the People's Republic of China, and entrust the administration thereof to an agent outside the People's Republic of China. The Company shall keep at its domicile a duplicate of the register of holders of foreign investment shares listed outside the People's Republic of China. The appointed agent outside the People's Republic of China shall ensure that the register of holders of foreign investment shares listed outside the People's Republic of China and its duplicate are consistent at all times.

If the original and duplicate of the register of holders of foreign investment shares listed outside the People's Republic of China and its duplicate are inconsistent, the original shall prevail.

Article 36. The Company shall keep a complete register of shareholders.

The register of shareholders shall include the following parts:

(1) a register kept at the Company's domicile other than those provided for under items (2) and (3) of this paragraph;

(2) the register(s) of holders of foreign investment shares listed outside the People's Republic of China kept in the place(s) of the stock exchange(s) outside the People's Republic of China on which the shares are listed; and

(3) registers of shareholders kept in such other places as the board of directors may decide necessary for listing purposes.

Article 37. The various parts of the register of shareholders shall not overlap. The transfer of shares registered in a certain part of the register of shareholders shall not, during the continuance of the registration of such shares, be registered in any other part of the register.

Changes to and corrections of each part of the register of shareholders shall be carried out in accordance with the laws of its situs.

Article 38. No changes resulting from share transfers may be made to the register of shareholders within 30 days prior to a shareholders' general meeting or 5 days prior to the reference date set by the Company for the purpose of distribution of dividends.

Article 39. When the Company is to convene a shareholders' general meeting, to distribute dividends, to be liquidated or to carry out other acts requiring confirmation of equity interests, the board of directors shall decide upon a date as the date for determination of equity interests. Shareholders whose names appear on the register at the end of that day shall be the shareholders of the Company.

Article 40. Any person that challenges the register of shareholders and requires his name to be entered into or removed from the register may apply to a competent People's Court for rectification of the register.

Article 41. Any shareholder who is registered in the register of shareholders or requires that his name be entered into the register of shareholders may, if his share certificate (the "original share certificate") is lost, apply to the Company for issuance of a replacement certificate in respect of such shares (the "relevant shares").

Applications for the replacement of share certificates from holders of domestic investment shares who have lost their certificates shall be dealt with in accordance with Article 150 of the

Company Law.

Applications for the replacement of share certificates from holders of foreign investment shares listed outside the People's Republic of China who have lost their certificates may be dealt with in accordance with the laws, securities exchange regulations and other relevant regulations of the place where the original of the register of holders of foreign investment shares listed outside the People's Republic of China is kept.

Where holders of foreign investment shares listed outside the People's Republic of China of Companies listed in Hong Kong who have lost their share certificates apply for replacement of their certificates, such replacement shall comply with the following requirements:

(1) The applicant shall submit the application in the form prescribed by the Company accompanied by a notarial certificate or statutory declaration. The notarial certificate or statutory declaration shall include the applicant's reason for the application, the circumstances and proof of the loss of the share certificate and a declaration that no other person may require registration as a shareholder in respect of the Relevant Shares.

(2) The Company shall not have received any declaration requiring registration as a shareholder in respect of the shares from any person other than the applicant before it decides to issue a replacement share certificate.

(3) If the Company decides to issue a replacement share certificate to the applicant, it shall publish a public announcement of its intention to do so in the newspapers or periodicals designated by the board of directors; the period of the public announcement shall be 90 days, during which its publication shall be repeated at least once every 30 days.

(4) Before publishing the public announcement of its intention to issue a replacement share certificate, the Company shall submit a copy of the announcement to be published to the securities exchange where it is listed and may proceed with publication after having received a reply from the securities exchange confirming that the announcement has been displayed in the securities exchange. The Company shall display the public announcement in the securities exchange for a period of 90 days.

If the application for issuance of a replacement share certificate was made without the consent of the registered holder of the Relevant Shares, the Company shall mail to such shareholder a photocopy of the public announcement that it intends to publish.

(5) If, at the expiration of the 90-day periods provided for in items (3) and (4) hereof, the Company has not received any objection to the issuance of a replacement share certificate from any person, it may issue a replacement share certificate in accordance with the application of the applicant.

(6) When the Company issues a replacement share certificate under this Article, it shall immediately cancel the original share certificate and record such cancellation and the issuance of the replacement share certificate in the register of shareholders.

(7) All expenses of the Company for the cancellation of the original share certificate and the issuance of a replacement share certificate shall be borne by the applicant. The Company shall be entitled to refuse to take any action until the applicant has provided reasonable security.

Article 42. After the Company has issued a replacement share certificate in accordance with its Article of Association, it shall not delete from the register of shareholders the name of a *bona fide* purchaser of the replacement share certificate mentioned above or of a shareholder that is subsequently registered as the owner of the shares (provided that he is a *bona fide* purchaser).

Article 43. The Company shall not be liable for any damages suffered by any person from the cancellation of the original share certificate or the issuance of the replacement share certificate, unless the claimant can prove fraud on the part of the Company.

CHAPTER 7. RIGHTS AND OBLIGATIONS OF THE SHAREHOLDERS

Article 44. The Company's shareholders are persons that lawfully hold shares of the Company and whose names are entered in the register of shareholders.

Shareholders shall enjoy rights and have obligations according to the class and quantity of shares held by them. Holders of shares of the same class shall enjoy equal rights and have equal obligations.

Article 45. Holders of ordinary shares of the Company shall enjoy the following rights:

(1) to collect dividends and other distributions according to the quantity of shares held by them;

(2) to participate or to appoint proxies to participate in shareholders' meetings and to exercise voting rights;

(3) to supervise and control the Company's business activities, and to make recommendations or inquiries;

(4) to transfer shares in accordance with laws, administrative regulations and the Company's Articles of Association;

(5) to obtain relevant information in accordance with the Articles of Association of the Company, which shall include:

(i) obtaining a copy of the Articles of Association of the Company after payment of a charge to cover costs;

(ii) being entitled, after payment of reasonable charges, to examine and copy:

(a) all parts of the register of shareholders;

(b) personal information on the directors, supervisors, manager and other senior management staff of the Company, including:

(b.1) current and previous names and aliases;

(b.2) main address (domicile);

(b.3) nationality;

(b.4) full-time and all other, part-time occupations and duties;

(b.5) documents of identity and their numbers;

(c) the state of the Company's share capital;

(d) reports of the aggregate par value, quantity, and highest and lowest prices of each class of shares repurchased by the Company since the last fiscal year as well as all the expenses paid by the Company therefor; and

(e) the minutes of shareholders' meetings;

(6) upon termination or liquidation of the Company, to participate in the distribution of the remaining property of the Company according to their shareholdings when the Company is terminated or liquidated; and

(7) other rights conferred by laws, administrative regulations and the Company's Articles of Association.

Article 46. Holders of ordinary shares of the Company shall have the following obligations:

(1) to abide by the Articles of Association of the Company;

(2) to pay subscription moneys according to the shares subscribed by them and the method of capital injection; and

(3) other obligations imposed by laws, administrative regulations and the Company's Articles of Association.

Shareholders shall not bear any liability for further contribution to share capital other than the conditions agreed to by the subscriber of the relevant shares on subscription.

Article 47. In addition to obligations imposed by laws, administrative regulations or the listing rules of the securities exchange(s) on which shares of Company are listed, controlling shareholders may not, in the exercise of their shareholders' powers, make decisions prejudicial

to the interests of all or some of the shareholders due to the exercise of their voting rights on the issues set forth below:

(1) relieving a director or supervisor of the responsibility to act honestly in the best interest of the Company;

(2) approving that a director or supervisor (for his own or another person's benefit) deprives the Company of its property in any way, including (but not limited to) any opportunities that are advantageous to the Company; or

(3) approving that a director or supervisor (for his own or another person's benefit) deprives other shareholders of their rights or interests, including (but not limited to) rights to distributions and voting rights, unless pursuant to a restructuring of the Company submitted to and adopted by the shareholders' general meeting in accordance with the Articles of Association of the Company.

Article 48. For the purposes of the preceding Article, the term "controlling shareholder" shall mean a person that satisfies any of the following conditions:

(1) he, acting alone or in concert with others, has the power to elect more than half of the directors;

(2) he, acting alone or in concert with others, has the power to exercise or to control the exercise of 30 percent or more of the Company's voting rights;

(3) he, acting alone or in concert with others, holds 30 percent or more of the issued and outstanding shares of the Company; or

(4) he, acting alone or in concert with others, actually controls the Company in any other manner.

CHAPTER 8. SHAREHOLDERS' GENERAL MEETINGS

Article 49. The shareholders' general meeting shall be the organ of authority of the Company and shall exercise its functions and powers according to law.

Article 50. The shareholders' general meeting shall exercise the following functions and powers:

(1) to decide on the business policies and investment plans of the Company:

(2) to elect and replace directors and decide on matters concerning the remuneration of directors;

(3) to elect and replace the supervisors who are to be appointed from among the shareholders' representatives and to decide on matters concerning the remuneration of

supervisors;

(4) to consider and approve reports of the board of directors;

(5) to consider and approve reports of the Supervisory Board;

(6) to consider and approve the Company's proposed annual financial budget and final accounts;

(7) to consider and approve the Company's profit distribution plans and plans for making up losses;

(8) to pass resolutions concerning the increase or reduction of the Company's registered capital;

(9) to pass resolutions on matters such as the merger, division, dissolution or liquidation of the Company;

(10) to pass resolutions on the issuance of bonds by the Company;

(11) to pass resolutions on the engagement, dismissal or non-renewal of engagement of accounting firms by the Company;

(12) to amend the Articles of Association of the Company;

(13) to consider motions raised by shareholders representing 5 percent or more of the Company's voting shares; and

(14) other matters that laws, administrative regulations and the Company's Articles of Association require to be resolved by the shareholders' general meeting.

Article 51. Without the prior approval of the shareholders' general meeting, the Company may not conclude any contract with any person other than a director, a supervisor, the manager or other senior management staff of the Company whereby such person is put in charge of the management of the whole or a substantial part of the Company's business.

Article 52. Shareholders' general meetings shall be divided into annual shareholders' meetings and extraordinary shareholders' general meetings. Shareholders' general meetings shall be convened by the board of directors. Annual meetings shall be convened once a year and shall be held within six months of the end of the preceding fiscal year.

The board of directors shall convene an extraordinary shareholders' general meeting within two months of the occurrence of any of the following circumstances:

(1) the number of directors is less than the number provided for in the Company Law or less than two-thirds of the number prescribed in the Articles of Association of the Company;

(2) the losses of the Company that have not been made up reach one-third of the total share capital of the Company;

(3) shareholders holding 10 percent or more of the Company's voting shares request in writing that an extraordinary shareholders' general meeting be convened; or

(4) the board of directors considers it necessary or the Supervisory Board proposes that such a meeting be held.

Article 53. When the Company is to hold a shareholders' general meeting, it shall issue a written notice 45 days prior to the meeting informing all the registered shareholders of the matters to be considered at and the date and place of the meeting. Shareholders that intend to attend the shareholders' general meeting shall within 20 days prior the day on which the meeting is to be held serve a written reply on the Company stating that they will attend the meeting.

Article 54. When the Company is to hold an annual shareholders' general meeting, shareholders holding 5 percent or more of the total number of the Company's voting shares shall be entitled to propose new motions in writing to the Company. The Company shall include in the agenda for the meeting the matters in the motions that fall within the scope of duties of the shareholders' general meeting.

Article 55. Based on the written replies received 20 days before the shareholders' general meeting is to be held, the Company shall calculate the number of voting shares represented by the shareholders intending to attend the meeting. If the number of voting shares represented by the shareholders intending to attend the meeting is more than half of the total number of the Company's voting shares, the Company may hold the shareholders' general meeting. If not, the Company shall within five days inform the shareholders once again of the matters to be considered at and the date and place of the meeting in the form of a public announcement. After such notification by public announcement, the Company may hold the shareholders' general meeting.

Extraordinary shareholders' general meetings may not decide on matters not specified in the notice or announcement.

Article 56. The notice of a shareholders' general meeting shall:

(1) be made in writing;

(2) specify the place, date and time of the meeting;

(3) describe the matters to be discussed at the meeting;

(4) provide to the shareholders the information and explanations necessary to make informed decisions on the matters to be discussed; without limiting the generality of the foregoing, when the Company proposes a merger, repurchase of shares, reorganization

of share capital or other restructuring, it shall provide the specific conditions and contract (if any) of the transaction contemplated and earnestly explain the cause and effect of the transaction;

(5) contain a disclosure of the nature and extent of the material interests, if any, of any director, supervisor, manager or other senior management staff in any matter to be discussed; and an explanation of the difference, if any, between the way in which the matter to be discussed would affect such director, supervisor, manager or other senior management staff in his capacity as shareholder and the way in which such matter would affect other shareholders of the same class;

(6) contain the full text of any special resolution proposed to be moved at the meeting;

(7) contain conspicuously a statement that shareholders entitled to attend and vote have the right to entrust one or more proxies to attend and vote on their behalf and that such proxy need not be a shareholder; and

(8) state the time and place for serving the powers of attorney to vote at the meeting.

Article 57. Notice of a shareholders' general meeting shall be delivered to the shareholders (whether or not entitled to vote thereat) by personal delivery or pre-paid mail at the recipient's address shown in the register of shareholders. For holders of domestic investment shares, notice of a shareholders' general meeting may also be given by public announcement.

The public announcement referred to in the preceding paragraph shall be published in one or more newspapers or periodicals designated by the State Council authorities in charge of securities during the period between 45 and 50 days before the meeting is to be held. Once the announcement is made, all holders of domestic investment shares shall be deemed to have received notice of the relevant shareholders' meeting.

Article 58. A meeting and the resolutions adopted thereat shall not be invalidated due to the accidental omission to give notice of the meeting to, or the non-receipt of notice of the meeting by, a person entitled to receive notice.

Article 59. Any shareholder entitled to attend and vote at a shareholders' meeting shall have the right to appoint one or more persons (which need not be shareholders) as his proxies to attend and vote on his behalf. Such proxy may exercise the following rights in accordance with his entrustment by the shareholder:

(1) the shareholder's right to speak at the shareholders' general meeting;

(2) the right to demand or join in the demand for a ballot; and

(3) the right to vote by show of hands or by ballot, except that if a shareholder has appointed more than one proxy, such proxies may only exercise their voting rights by ballot.

Article 60. Shareholders shall entrust their proxies by written instruments, which shall be under the hand of the appointors or their agents entrusted in writing. If the appointor is a legal person, the instrument shall be under the seal of the legal person or the hand of its director(s) or duly authorized agent(s).

Article 61. The instrument appointing a voting proxy shall be deposited at the domicile of the Company or at such other place as specified in the notice of the meeting within 24 hours prior to the meeting at which the proxy is authorized to vote or 24 hours prior to the specified time of the vote. If the instrument is signed by another person authorized by the appointor, the power of attorney or other document authorizing the signature shall be notarized. The notarized power of attorney or other authorizing document shall be deposited together with the instrument appointing the voting proxy at the domicile of the Company or at such other place as specified in the notice of the meeting.

If the entrusting party is a legal person, its legal representative or the person authorized by resolution of its board of directors or other decision-making body shall be entitled to attend the Company's shareholders' meetings as the representative of such legal person.

Article 62. Any form issued by the board of directors of the Company to the shareholders for the appointment of proxies shall give the shareholders free choice to instruct their proxies to cast an affirmative or negative vote and enable the shareholders to give separate instructions on each matter to be voted on in connection with each point of discussion of the meeting. The instrument of appointment shall specify that in the absence of instructions from the shareholder, the proxy may vote as he thinks fit.

Article 63. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or loss of capacity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the relevant shares, as long as the Company did not receive written notice of the event before the relevant meeting commenced.

Article 64. Resolutions of the shareholders' general meeting can be ordinary resolutions or special resolutions.

Ordinary resolutions of the shareholders' general meeting shall be passed by more than half of the voting rights held by the shareholders (including proxies) present at the meeting.

Special resolutions of the shareholders' general meeting shall be passed by more than two-thirds of the voting rights held by the shareholders (including proxies) present at the meeting.

Article 65. When shareholders (including proxies) vote at the shareholders' general meeting, they shall exercise their voting rights according to the number of voting shares that they represent. Each share shall carry the right to one vote.

Article 66. Votes of the shareholders' general meeting shall be taken by show of hands, unless vote by ballot is demanded before or after any vote by show of hands by:

(1) the chairman of the meeting;

(2) at least two shareholders with voting rights or their proxies; or

(3) one or several shareholders (including proxies) holding, calculated separately or in the aggregate, 10 percent or more of the shares carrying the right to vote at the meeting.

Unless somebody proposes to vote by ballot, the chairman of the meeting shall declare whether the proposal has been adopted, in accordance with the results of the vote by show of hands, and shall record the same in the minutes of the meeting, which shall be conclusive evidence, without need to certify the number or proportion of the votes for or against the resolution adopted at the meeting.

The demand for a vote by ballot may be withdrawn by the person who made it.

Article 67. If the matter demanded to be voted upon by ballot is the election of the chairman or the adjournment of the meeting, a ballot shall be taken immediately. If a ballot is demanded for any other matter, such ballot shall be taken at the time decided upon by the chairman and the meeting may proceed with the discussion of other matters; the result of the ballot shall still be regarded as a resolution passed at that meeting.

Article 68. When a ballot is held, shareholders (including proxies) having the right to two or more votes need not use all of their voting rights in the same way.

Article 69. When the numbers of votes for and against a resolution are equal, whether the vote is taken by show of hands or by ballot, the chairman of the meeting shall be entitled to one additional vote.

Article 70. The following matters shall be resolved by way of an ordinary resolution of the shareholders' general meeting:

(1) work reports of the board of directors and the Supervisory Board;

(2) plans for the distribution of profits and making up of losses drafted by the board of directors;

(3) removal of members of the board of directors and the Supervisory Board, their remuneration and method of payment of their remuneration;

(4) the Company's annual budget, final accounts, balance sheet, profit statement and other financial statements;

(5) matters other than those that laws, administrative regulations or the Company's Articles of Association require to be passed by way of a special resolution.

Article 71. The following matters shall be resolved by way of a special resolution of the shareholders' general meeting:

(1) increase or reduction of the Company share capital and issuance of any class of shares, warrants or other, similar securities;

(2) issuance of Company's bonds;

(3) division, merger, dissolution and liquidation of the Company;

(4) amendment of the Articles of Association of the Company;

(5) other matters that, as resolved by way of an ordinary resolution of the shareholders' general meeting, may have a significant impact on the Company and require adoption by way of a special resolution.

Article 72. Shareholders requesting the convening of an extraordinary shareholders' general meeting or a class shareholders' meeting shall proceed in accordance with the procedures set forth below:

(1) Two or more shareholders holding in the aggregate 10 percent or more of the shares carrying the right to vote at the meeting sought to be held may sign one or more written requests of identical form and substance requesting the board of directors to convene an extraordinary shareholders' general meeting or a class shareholders' meeting and stating the subject of the meeting. The board of directors shall convene the shareholders' general meeting or the class shareholders' meeting as soon as possible after having received the above-mentioned written request. The shareholding referred to above shall be calculated as of the day on which the written request is made.

(2) If the board of directors fails to issue a notice of such a meeting within 30 days after having received the above-mentioned written notice, the shareholders who made such request may themselves convene the meeting within four months after the board of directors received the request. The procedure according to which they convene such meeting shall, to the extent possible, be identical to the procedure according to which shareholders' meetings are to be convened by the board of directors.

If shareholders convene and hold a meeting because the board of directors failed to hold such meeting pursuant to a request as mentioned above, the reasonable expenses incurred by such shareholders shall be borne by the Company and shall be deducted from the sums owed by the Company to the negligent directors.

Article 73. Shareholders' general meetings shall be convened and presided over by the chairman of the board. If the chairman of the board cannot attend such a meeting for any reason, the meeting shall be convened and presided over by the (a) vice chairman of the board. If both the chairman of the board and the vice chairman of the board (or vice chairmen of the board) are unable to attend the meeting, the board of directors may designate a director of the

Company to convene and preside over the meeting on its behalf. If no chairman is designated, the shareholders attending the meeting may elect one person to preside over the meeting. If for any reason the shareholders are unable to elect a chairman, the shareholder holding the largest number of voting shares attending the meeting (whether in person or by proxy) shall preside over the meeting.

Article 74. The chairman of the meeting shall be responsible for deciding whether or not a resolution of the shareholders' general meeting has been carried. His decision shall be final and shall be announced at the meeting and recorded in the minutes of the meeting.

Article 75. If the chairman of the meeting has any doubts about the result of a resolution put to the vote, he may count the number of votes cast. If the chairman of the meeting does not count the votes, a shareholder or proxy attending the meeting who challenges the result announced by the chairman of the meeting shall have the right to request a vote count immediately after such announcement, and the chairman of the meeting shall forthwith conduct such a count.

Article 76. If a vote count is held at a shareholders' general meeting, the result of the count shall be recorded in the minutes of the meeting.

The minutes of meetings and the attendance records signed by the attending shareholders and proxies shall be kept at the Company's domicile.

Article 77. Shareholders may examine photocopies of the minutes of meetings during the Company's office hours without charge. If any shareholder demands from the Company a photocopy of relevant minutes of meetings, the Company shall send such photocopies within seven days of receiving payment of reasonable charges.

CHAPTER 9. SPECIAL VOTING PROCEDURES FOR CLASS SHAREHOLDERS

Article 78. Shareholders who hold different classes of shares shall be class shareholders.

Class shareholders shall enjoy rights and assume obligations in accordance with laws, administrative regulations and the Company's Articles of Association.

Article 79. If the Company intends to vary or abrogate the rights of class shareholders, it may do so only after such variation or abrogation has been approved by way of a special resolution of the shareholders' general meeting and by a separate shareholders' meeting convened by the affected class shareholders in accordance with Articles 81 to 85.

Article 80. The rights of shareholders of a certain class shall be deemed to be varied or abrogated in the following conditions:

(1) the increase or decrease of the number of shares of such class, or increase or decrease of the number of shares of a class having voting rights, distribution rights or other privileges equal or superior to those of the shares of such class;

(2) the change of all or part of the shares of such class into shares of another class, or the conversion of all or part of the shares of another class into shares of such class or the grant of the right to such change;

(3) the removal or reduction of rights to accrued dividends or cumulative dividends attached to shares of such class;

(4) the reduction or removal of a dividend preference, or a property distribution preference during liquidation of the Company, attached to shares of such class;

(5) the addition, removal or reduction of share conversion rights, options, voting rights, transfer rights, preemptive rights to rights issues or rights to acquire securities of the Company attached to shares of such class;

(6) the removal or reduction of rights to receive amounts payable by the Company in particular currencies attached to shares of such class;

(7) the creation of a new class of shares with voting rights, distribution rights or other privileges equal or superior to those of the shares of that class;

(8) the imposition of restrictions or additional restrictions on the transfer or ownership of shares of such class;

(9) the issuance of rights to subscribe for, or convert into, shares of such class or another class;

(10) the increase of the rights and privileges of shares of another class;

(11) such restructuring of the Company as would cause shareholders of different classes to bear disproportionate liabilities under the restructuring;

(12) the amendment or cancellation of the provisions of this Chapter.

Article 81. Shareholders of the affected class, whether or not otherwise having the right to vote at shareholders' general meetings, shall have right to vote at class shareholders' meetings in respect of matters referred to in items (2) to (8) or (11) to (12) of Article 81, except that interested shareholders shall not have the right to vote at class shareholders' meetings.

For the purposes of the preceding paragraph, the term "interested shareholders" shall have the following meaning:

(1) if the Company has issued a repurchase offer to the whole body of shareholders in the same proportion or has repurchased its own shares through open transactions on a securities exchange in accordance with Article 25 hereof, controlling shareholders as defined in Article 48 hereof shall be "interested shareholders";

(2) if the Company has repurchased its own shares by agreements outside a securities exchange in accordance with Article 25 hereof, holders of shares to which such agreements relate shall be "interested shareholders";

(3) shareholders that, under a proposed restructuring of the Company, would bear liabilities in a proportion smaller than that of the liabilities borne by other shareholders of the same class or shareholders that have an interest in a proposed restructuring of the Company that is different from the interest in such proposed restructuring of other shareholders of the same class shall be "interested shareholders".

Article 82. Resolutions of a class shareholders' meeting may be passed only by more than two-thirds of the voting rights of that class represented at the meeting in accordance with Article 81 hereof.

Article 83. When the Company is to hold a class shareholders' meeting, it shall issue a written notice 45 days prior to the meeting informing all the registered shareholders of that class of the matters to be considered at and the date and place of the meeting. Shareholders that intend to attend the meeting shall within 20 days prior the day on which the meeting is to be held serve a written reply on the Company stating that they will attend the meeting.

If the number of shares carrying the right to vote at the meeting represented by the shareholders intending to attend the meeting is more than half of the total number of shares of that class carrying the right to vote at the meeting, the Company may hold the class shareholders' meeting. If not, the Company shall within five days inform the shareholders once again of the matters to be considered at and the date and place of the meeting in the form of a public announcement. After such notification by public announcement, the Company may hold the class shareholders' meeting.

Article 84. Notice of class shareholders' meetings need be delivered only to the shareholders entitled to vote thereat.

The procedure according to which class shareholders' meetings are held shall, to the extent possible, be identical to the procedure according to which general shareholders' meetings are held. Provisions of the Articles of Association of the Company relevant to procedures for the holding of shareholders' general meetings shall be applicable to class shareholders' meetings.

Article 85. If the rules of the securities exchange on which Company shares are listed so require, the following provision shall be incorporated in the Articles of Association of the Company: "In addition to holders of other classes of shares, holders of domestic investment shares and foreign investment shares listed outside the People's Republic of China shall be deemed to be shareholders of different classes."

If the Articles of Association of the Company contain the provision prescribed in the preceding paragraph, they shall additionally provide the following: "The special voting procedures for class shareholders shall not apply:

(1) where, as approved by way of a special resolution of the shareholders' general meeting, the Company issues, either separately or concurrently, domestic investment shares and foreign investment shares listed outside the People's Republic of China every 12 months, and the quantity of the domestic investment shares and foreign investment shares listed outside the People's Republic of China intended to be issued does not exceed 20 percent of the issued and outstanding shares of the respective classes; or

(2) where the plan for issuance of domestic investment shares and foreign investment shares listed outside the People's Republic of China upon the establishment of the Company is completed within 15 months of the date approved by the State Council Securities Commission."

CHAPTER 10. BOARD OF DIRECTORS

Article 86. The Company shall establish a board of directors. The board of directors shall be composed of [number of persons] directors, who shall include one chairman of the board, [number of persons] vice chairman (or vice chairmen) of the board and [number of persons] directors.

Article 87. Directors shall be elected by the shareholders' general meeting and serve terms of [number of years] years. A director may serve consecutive terms if reelected upon the expiration of his term.

The chairman of the board and the vice chairman (or vice chairmen) of the board shall be elected and removed by more than half of all the directors. The chairman of the board and the vice chairman (or vice chairmen) of the board shall serve terms of [number of years] years and may serve consecutive terms if reelected upon the expiration of their terms.

Directors need not be Company shareholders.

Article 88. The board of directors shall be accountable to the shareholders' general meeting and shall exercise the following functions and powers:

(1) to be responsible for convening shareholders' general meetings and to report on its work to the shareholders' general meeting;

(2) to implement the resolutions of shareholders' general meetings;

(3) to decide on the business plans and investment plans of the Company;

(4) to formulate the proposed annual financial budgets and final accounts of the Company;

(5) to formulate the profit distribution plans and plans for making up losses of the Company;

(6) to formulate plans for the increase or reduction of the registered capital of the Company and for the issue of Company bonds;

(7) to draft plans for the merger, division or dissolution of the Company;

(8) to decide on the establishment of the Company's internal management organization;

(9) to engage or dismiss the manager of the Company, to engage or dismiss the deputy manager(s) and personnel in charge of financial affairs as proposed by the manager, and to decide on their remuneration;

(10) to formulate the basic management system of the Company; and

(11) to formulate proposals for amendment of the Articles of Association of the Company.

Resolutions by the board of directors on matters referred to in the preceding paragraph may be passed by the affirmative vote of more than half of the directors with the exception of resolutions on matters referred to in items (6), (7) and (11), which shall require the affirmative vote of more than two-thirds of the directors.

Article 89. When the board of directors disposes of fixed assets and the sum of the expected value of the consideration for the proposed disposal and the value of the consideration for disposal of fixed assets made in the four months immediately preceding the proposed disposal exceeds 33 percent of the value of the fixed assets shown in the last balance sheet placed before the shareholders' general meeting, the board of directors may not dispose of the fixed assets without the prior approval of the shareholders' general meeting.

For the purposes of this Article, the term "disposal of fixed assets" shall include the assignment of a certain interest in assets other than by way of security.

The validity of transactions whereby the Company disposes of fixed assets shall not be affected by the breach of the first paragraph hereof.

Article 90. The chairman of the board shall exercise the following functions and powers:

(1) to preside over shareholders' general meetings and to convene and preside over meetings of the board of directors;

(2) to examine the implementation of resolutions of the board of directors;

(3) to sign bond certificates issued by the Company; and

(4) other functions and powers granted by the board of directors.

If the chairman of the board is unable to perform his functions and powers, he may instruct the (a) vice chairman of the board to exercise such functions and powers on his behalf.

Article 91. Meetings of the board of directors shall be held at least twice a year. Meetings of the board of directors shall be convened by the chairman of the board by giving notice to all directors [number of days] days before the meetings are to be held. When there is urgent business, extraordinary meetings of the board of directors may be held at the suggestion of more than [number of persons] directors or the Company manager.

Article 92. The form of notice of meetings and extraordinary meetings of the board of directors shall be as follows: [specific form of notice]. The time limit for notification shall be: [specific time limit for notification].

Article 93. Meetings of the board of directors may be held only if more than half of the directors attend.

Each director shall be entitled to one vote. Resolutions of the board of directors must be adopted by the affirmative vote of more than half of all the directors.

When the numbers of votes for and against a resolution are equal, the chairman of the board shall be entitled to one additional vote.

Article 94. Meetings of the board of directors shall be attended by the directors in person. If a director cannot attend a meeting for any reason, he may entrust in writing another director with attending the meeting on his behalf. The instrument of entrustment shall specify the scope of authority.

A director who attends a meeting on behalf of another director shall exercise the rights of a director within the scope of authority granted. If a director fails to attend a meeting of the board of directors and has not appointed a representative to attend on his behalf, he shall be deemed to have waived his voting rights in respect of that meeting.

Article 95. The board of directors shall keep minutes of its decisions on the matters considered at their meetings. The directors attending a meeting and the person taking minutes shall sign the minutes of that meeting. The directors shall bear liability for the decisions of the board of directors. If a resolution of the board of directors is in violation of laws, administrative regulations or the Company's Articles of Association, thereby causing serious losses to the Company, the directors who took part in the resolution shall be liable to the Company for damages. However, if a director can prove that he expressed his opposition to such resolution when it was put to the vote, and such opposition is recorded in the minutes of the meeting, the director may be relieved from such liability.

CHAPTER 11. SECRETARY OF THE BOARD OF DIRECTORS

Article 96. The Company shall have a secretary of the board of directors. The secretary of the board of directors shall be a member of the senior management staff of the Company.

Article 97. The secretary of the board of directors shall be a natural person with the

necessary professional knowledge and experience. He shall be appointed by the board of directors. His main duties shall be as set forth below:

(1) to guarantee the completeness of the Company's organizational documents and records;

(2) to ensure that the Company prepares and submits according to law the documents and reports required by relevant authorities; and

(3) to guarantee that the Company's register of shareholders is properly established and that persons entitled to relevant records and documents of the Company obtain such relevant records and documents in a timely manner.

Article 98. Directors or other senior management staff of the Company may concurrently hold the office of secretary of the board of directors. No accountant of the accounting firm engaged by the Company may concurrently hold the office of secretary of the board of directors.

If the office of secretary of the board of directors is held by a director of the Company and a certain act is to be done by a director and the secretary of the board of directors separately, the person who concurrently holds the offices of director and secretary of the board of directors may not perform the act in both capacities.

CHAPTER 12. COMPANY MANAGER

Article 99. The Company shall have one manager, who shall be appointed or dismissed by the board of directors.

Article 100. The Company manager shall be accountable to the board of directors and shall exercise the following functions and powers:

(1) to be in charge of the production, operation and management of the Company and to organize the implementation of the resolutions of the board of directors;

(2) to organize the implementation of the Company's annual business plans and investment plans;

(3) to draft the plan for establishment of the Company's internal management organization;

(4) to draft the Company's basic management system;

(5) to formulate the basic rules and regulations of the Company;

(6) to request the engagement and dismissal of the deputy Company manager (or deputy Company managers) and personnel in charge of financial affairs;

(7) to engage or dismiss management personnel other than those to be engaged or dismissed by the board of directors; and

(8) other functions and powers granted by the Company's Articles of Association and the board of directors.

Article 101. The Company manager shall attend meetings of the board of directors, but if he is not a director, he shall have not have the right to vote at such meetings.

Article 102. In the exercise of his functions and powers, the Company manager shall perform his duties of good faith and diligence in accordance with laws, administrative regulations and the Company's Articles of Association.

CHAPTER 13. SUPERVISORY BOARD

Article 103. The Company shall have a supervisory board.

Article 104. The supervisory board shall be composed of [number of persons] persons, one of whom shall be the chairman of the supervisory board. The term of office of a supervisor shall be [number of years] years. A supervisor may serve consecutive terms if reelected upon the expiration of his term.

Article 105. The supervisory board shall be composed of [number of persons] shareholders' representatives and [number of persons] representatives of the Company's staff and workers. The shareholders' representatives shall be elected and removed by the shareholders' general meeting, and the representatives of the Company's staff and workers shall be democratically elected and removed by the Company's staff and workers.

Article 106. The Company's directors, manager and personnel in charge of financial affairs may not serve concurrently as supervisors.

Article 107. Meetings of the supervisory board shall be held at least [number of times] a year. The chairman of the supervisory board shall be responsible for convening meetings of the supervisory board.

Article 108. The supervisory board shall be accountable to the shareholders' general meeting and exercise the following functions and powers according to law:

(1) to examine the Company's financial affairs;

(2) to supervise the Company's directors, manager and other senior management staff to see whether they violate any laws, regulations or the Company's Articles of Association during their performance of Company duties;

(3) if an act of a director, the manager or other senior management staff of the Company is harmful to the Company's interests, to require him to correct such act;

(4) to verify financial information such as financial reports, business reports, profit

distribution plans, etc. that the board of directors intends to submit to the shareholders' general meeting and, if in doubt, to be able to appoint, in the name of the Company, a registered accountant or practicing auditor to assistance in reviewing such information;

(5) to propose the holding of extraordinary shareholders' general meetings;

(6) to represent the Company in negotiating with or instituting legal proceedings against a director; and

(7) other functions and powers provided for in the Articles of Association of the Company.

Supervisors shall attend meetings of the board of directors as non-voting attendees.

Article 109. The method of debate of the supervisory board shall be [specific method of debate]. The voting procedure shall be: [specific voting procedure].

Article 110. The reasonable expenses incurred by the supervisory board in the engagement of professional personnel such as lawyers, registered accountants, practicing auditors, etc. in the exercise of its functions and powers shall be borne by the Company.

Article 111. Supervisors shall faithfully perform their supervisory duties in accordance with laws, administrative regulations and the Company's Articles of Association.

CHAPTER 4. QUALIFICATIONS AND OBLIGATIONS OF THE COMPANY'S DIRECTORS, SUPERVISORS, MANAGER AND OTHER SENIOR MANAGEMENT STAFF

Article 112. None of the following persons may serve as a director, supervisor, manager or other senior management staff of the Company:

(1) persons without capacity or with limited capacity for civil acts;

(2) persons who were sentenced to criminal punishment for the crime of corruption, bribery, seizure of property or misappropriation of property or for disrupting the social and economic order, where not more than five years have elapsed since the expiration of the period of punishment; or persons who were deprived of their political rights for committing a crime, where not more than five years have elapsed since the expiration of the period of deprivation;

(3) directors, or factory directors or Managers, who bear personal liability for the bankruptcy liquidation of their Companies or enterprises due to mismanagement, where not more than three years have elapsed since the date of completion of the bankruptcy liquidation;

(4) the legal representatives of Companies or enterprises that had their business licenses

revoked for breaking the law, where such representatives bear individual liability therefor and not more than three years have elapsed since the date of revocation of the business license;

(5) persons with comparatively large individual debts that have fallen due but have not been settled;

(6) persons whose cases have been placed on the docket and are being investigated by the judicial authorities because they violated the criminal law, where the cases have not been closed;

(7) persons who may not serve as leaders of enterprises by virtue of laws and administrative regulations;

(8) non-natural persons; and

(9) persons ruled by a relevant organization in charge to have violated securities-related regulations, where such violation involved fraudulent or dishonest acts and not more than five years have elapsed since the date of the ruling.

Article 113. The validity of an act of a director, a supervisor, the manager or other senior management staff of the Company on behalf of the Company shall not, vis-à-vis a *bona fide* third party, be affected by any irregularity in his holding of such office, election or qualifications.

Article 114. In addition to obligations imposed by laws, administrative regulations or listing rules of the securities exchange(s) on which shares of the Company are listed, the Company's directors, supervisors, manager and other senior management staff shall owe each shareholder the following obligations in the exercise of the functions and powers granted to them by the Company:

(1) not to cause the Company to exceed the scope of business stipulated in its business license;

(2) to act honestly in the best interest of the Company;

(3) not to deprive the Company of its property in any way, including (but not limited to) any opportunities that are advantageous to the Company; and

(4) not to deprive shareholders of their individual rights or interests, including (but not limited to) rights to distributions and voting rights, unless pursuant to a restructuring of the Company submitted to and adopted by the shareholders' general meeting in accordance with the Articles of Association of the Company.

Article 115. The Company's directors, supervisors, manager and other senior management staff shall have an obligation, in the exercise of their rights or discharge of their obligations, to

perform their due acts with the care, diligence and skill that a reasonably prudent person should exercise in comparable circumstances.

Article 116. The Company's directors, supervisors, manager and other senior management staff must, in the exercise of their duties, abide by the fiduciary principle and shall not place themselves in a position where their personal interests and their duties may conflict. This principle shall include (but not be limited to) the fulfillment of the following obligations:

(1) to act honestly in the best interest of the Company;

(2) to exercise powers within the scope of their functions and powers and not to exceed such powers;

(3) to personally exercise the discretion vested in him and not allow himself to be manipulated by another person and, unless permitted by laws and administrative regulations or with the informed consent of the shareholders' general meeting, not to delegate the exercise of his discretion;

(4) to afford equal treatment to shareholders of the same class and fair treatment to shareholders of different classes;

(5) not to conclude a contract or enter into a transaction or arrangement with the Company except as otherwise provided in the Articles of Association of the Company or with the informed consent of the shareholders' general meeting;

(6) not to use Company property for his own benefit in any way without the informed consent of the shareholders' general meeting;

(7) not to use his functions and powers as a means to accept bribes or other forms of illegal income, and not to illegally appropriate Company property in any way, including (but not limited to) any opportunities that are advantageous to the Company;

(8) not to accept commissions in connection with Company transactions without the informed consent of the shareholders' general meeting;

(9) to abide by the Articles of Association of the Company, to perform his duties faithfully, to protect the interests of the Company, and not to use his position, functions and powers in the Company to seek personal gain;

(10) not to compete with the Company in any way without the informed consent of the shareholders' general meeting;

(11) not to misappropriate Company funds or lend them to others, not to deposit Company assets in accounts opened in his own or in another name, and not to use Company assets as security for the debts of Company shareholders or other individuals; and

(12) without the informed consent of the shareholders' general meeting, not to disclose confidential information relating to the Company that was acquired by him during his tenure; and not to use such information except in the furtherance of the interests of the Company; however, such information may be disclosed to the court or other government authorities if:

(a) provided for by law;

(b) required in the public interest;

(c) required in the own interest of such director, supervisor, manager or other senior management staff of the Company.

Article 117. A director, a supervisor, the manager or other senior management staff of the Company may not incite the following persons or organizations ("connected persons") to do what such director, supervisor, manager or other senior management staff may not do:

(1) the spouse or a minor child of such director, supervisor, manager or other senior management staff of the Company;

(2) a trustee of such director, supervisor, manager or other senior management staff of the Company or of any person referred in item (1) hereof;

(3) a partner of such director, supervisor, manager or other senior management staff of the Company or of any person referred in items (1) and (2) hereof;

(4) a company over which such director, supervisor, manager or other senior management staff of the Company, alone or jointly with any person referred to in items (1), (2) and (3) hereof or any other director, supervisor, manager or other senior management staff of the Company, has *de facto* control;

(5) a director, a supervisor, the manager or other senior management staff of a company being controlled as referred to in item (4) hereof.

Article 118. The fiduciary obligation of the Company's directors, supervisors, manager and other senior management staff do not necessarily cease with the termination of their tenure. Their confidentiality obligation in relation to the Company's trade secrets shall survive the termination of their tenure. The terms for which other obligations shall continue shall be decided upon in accordance with the principle of fairness, depending on the time lapse between the termination and the occurrence of the matter and the circumstances and conditions under which the relationship with the Company terminated.

Article 119. A director, a supervisor, the manager or other senior management staff of the Company may, by informed decision of the shareholders' general meeting, be relieved from liability for a specific breach of obligations, except in circumstances as specified in Article 47 hereof.

Article 120. If a director, a supervisor, the manager or other senior management staff of the Company is, directly or indirectly, materially interested in a contract, transaction or arrangement concluded or planned by the Company (excluding his contract of service with the Company), he shall disclose the nature and extent of his interest to the board of directors at the earliest opportunity, whether or not the matter is normally subject to the approval of the board of directors.

Unless the interested director, supervisor, manager or other senior management staff of the Company has disclosed such interest to the board of directors as required under the preceding paragraph hereof and the matter has been approved by the board of directors at a meeting in which he was not counted in the quorum and had refrained from voting, the Company shall have the right to void the contract, transaction or arrangement, unless the other party is a *bona fide* party acting without knowledge of the breach of obligation by the director, supervisor, manager or other senior management staff concerned.

A director, a supervisor, the manager or other senior management staff of the Company shall be deemed to be interested in any contract, transaction or arrangement in which a connected person of that director, supervisor, manager or other senior management staff is interested.

Article 121. If a director, a supervisor, the manager or other senior management staff of the Company gives a written notice to the board of directors before the conclusion of the contract, transaction or arrangement is first considered by the Company stating that, by reason of the contents of the notice, he is interested in the contract, transaction or arrangement that may subsequently be made by the Company, such director, supervisor, manager or other senior management staff of the Company shall be deemed for the purposes of the preceding Articles of this Chapter to have declared his interest, insofar as attributable to the scope stated in the notice.

Article 122. The Company may not in any manner pay tax on behalf of its directors, supervisors, manager and other senior management staff.

Article 123. The Company may not directly or indirectly provide a loan to, or loan guarantees for, its directors, supervisors, manager and other senior management staff or those of its parent company, or provide loans to or loan guarantees for connected persons of the above-mentioned persons.

The provisions of the preceding paragraph shall not apply to the following circumstances:

(1) the provision by the Company of a loan to or a loan guarantee for a subsidiary of the Company;

(2) the provision by the Company of a loan, loan guarantee or other moneys to a director, a supervisor, the manager or other senior management staff of the Company under an employment contract approved by the shareholders' general meeting, so as to enable him to meet the expenditure incurred for the purposes of the Company or for the performance of his Company duties;

(3) the provision by the Company of a loan or a loan guarantee to a relevant director, a supervisor, the manager or other senior management staff of the Company or to a connected person thereof on normal commercial terms, if the ordinary scope of business of the Company includes the lending of money or the provision of loan guarantees.

Article 124. A loan provided by the Company in violation of the preceding Article shall be immediately repayable by the recipient of the loan, regardless of the terms of the loan.

Article 125. A loan guarantee provided by the Company in violation of the first paragraph of Article 123 shall be unenforceable against the Company, unless:

(1) the loan was provided to a connected person of a director, a supervisor, the manager or other senior management staff of the Company or of its parent company, and at the time the loan was advanced the lender did not know the relevant circumstances;

(2) the collateral provided by the Company has been lawfully sold by the lender to a *bona fide* purchaser.

Article 126. For the purposes of the preceding Articles of this Chapter, the term "guarantee" shall include an act whereby the guarantor assumes liability or provides property to guarantee or secure the performance of obligations by the obligor.

Article 127. If a director, a supervisor, the manager or other senior management staff of the Company breaches his obligations to the Company, the Company shall, in addition to any rights and remedies provided by laws and administrative regulations, have a right to:

(1) require the relevant director, supervisor, manager or other senior management staff to compensate for the losses sustained by the Company as a consequence of his dereliction of duty;

(2) rescind any contract or transaction concluded by the Company with the relevant director, supervisor, manager or other senior management staff and contracts or with a third party (where such third party knows well or should know that the director, supervisor, manager or other senior management staff representing the Company was in breach of his obligations to the Company);

(3) require the relevant director, supervisor, manager or other senior management staff to surrender the gains derived from the breach of his obligations;

(4) recover any moneys received by the relevant director, supervisor, manager or other senior management staff that should have been received by the Company, including (but not limited to) commissions; and

(5) require the relevant director, supervisor, manager or other senior management staff to return the interest earned or possibly earned on the moneys that should have been given

to the Company.

Article 128. The Company shall conclude written contracts with each director and supervisor of the Company concerning his emoluments. Such contracts shall be approved by the shareholders' general meeting before they are entered into. The above-mentioned emoluments shall include:

(1) emoluments in respect of his service as a director, supervisor or senior management staff of the Company;

(2) emoluments in respect of his service as a director, supervisor or senior management staff of a subsidiary of the Company;

(3) emoluments otherwise in connection with the management of the Company or any subsidiary thereof;

(4) the payment by way of compensation for his loss of office or retirement to the aforementioned directors and supervisors in respect of redundancy or retirement.

A directors or supervisor may not sue the Company for benefits due to him on the basis of the above-mentioned matters, except under a contract as mentioned above.

Article 129. The Company shall specify in the contract concluded with a director or supervisor of the Company concerning his emoluments that in the event of a takeover of the Company, a director or supervisors of the Company shall, subject to prior approval of the shareholders' general meeting, have the right to receive the compensation or other moneys obtainable for loss of office or retirement.

For the purposes of the preceding paragraph, the term "a takeover of the Company" shall mean either of the following:

(1) anyone making a purchase offer to the whole body of shareholders;

(2) anyone making a purchase offer with a view to the offeror becoming a controlling shareholder as defined in Article 48 hereof.

If the relevant director or supervisor has failed to comply with this Article, any sums received by him shall belong to those persons that have sold their shares as a result of their acceptance of the above-mentioned offer, and the expenses incurred in the *pro rata* distribution of such sums shall be borne by the relevant director or supervisor and may not be paid out of such sums.

CHAPTER 15. FINANCIAL AND ACCOUNTING SYSTEMS AND DISTRIBUTION OF PROFITS

Article 130. The Company shall formulate its own financial and accounting systems in accordance with laws, administrative regulations and China's accounting standards formulated by the State Council's department in charge of finance.

Article 131. The Company shall prepare financial reports at the end of each fiscal year. Such reports shall be examined and verified according to law.

Article 132. The board of directors of the Company shall place before the shareholders at each annual shareholders' meeting such financial reports as relevant laws, administrative regulations and normative documents promulgated by the local government and the authorities-in-charge require the Company to prepare.

Article 133. The financial reports of the Company shall be made available for inspection by shareholders 20 days prior to an annual shareholders' meeting. Each shareholder of the Company shall have the right to obtain a copy of the financial reports referred to in this Chapter.

Companies listed in Hong Kong shall send copies of the said reports to each holder of foreign investment shares listed outside the People's Republic of China by prepaid mail at the recipient's address shown in the register of shareholders.

Article 134. The financial statements of the Company shall be prepared not only in accordance with China's accounting standards, laws and regulations but also in accordance with international accounting standards or the accounting standards of the place(s) outside the People's Republic of China where shares of the Company are listed. If there are material differences in the financial statements prepared in accordance with these two sets of accounting standards, such differences shall be stated in notes appended to such financial statements. For purposes of the Company's distribution of after-tax profits of a given fiscal year, the lesser of the amounts of after-tax profits shown in the above-mentioned two kinds of financial statement shall govern.

Article 135. Interim results or financial information published or disclosed by the Company shall be prepared in accordance with China's accounting standards, laws and regulations as well as international standards or the accounting standards of the place(s) outside the People's Republic of China where shares of the Company are listed.

Article 136. The Company shall publish two financial reports every fiscal year, namely an interim financial report within 60 days after the end of the first six months of the fiscal year and an annual financial report within 120 days after the end of the fiscal year.

Article 137. The Company may not establish any account books other than statutory account books.

Article 138. The capital common reserve shall include the following funds:

(1) the premiums obtained from the issue of shares above par;

(2) other revenue required by the State Council's department in charge of finance to be included in the capital common reserve.

Article 139. The Company may distribute dividends in the following forms:

(1) cash;

(2) shares.

Article 140. The Company shall appoint receiving agents for holders of foreign investment shares listed outside the People's Republic of China to collect on behalf of the relevant shareholders the dividends distributed and other moneys payable in respect of foreign investment shares listed outside the People's Republic of China.

The receiving agents appointed by the Company shall meet the requirements of the laws of the place(s), or the relevant regulations of the securities exchange(s), where the shares are listed.

CHAPTER 16. ENGAGEMENT OF AN ACCOUNTING FIRM

Article 141. The Company shall engage an independent accounting firm that complies with relevant state regulations to audit the annual financial reports and other financial reports of the Company.

The first accounting firm of the Company may be engaged by the inaugural meeting prior to the first annual shareholders' meeting. Such accounting firm shall hold office until the conclusion of the first annual shareholders' meeting.

If the inaugural meeting does not exercise its power under the preceding paragraph, the board of directors shall exercise such power.

Article 142. The term of engagement of the accounting firm engaged by the Company shall commence upon the conclusion of the annual shareholders' meeting of the Company and end upon the conclusion of the next annual shareholders' meeting.

Article 143. An accounting firm engaged by the Company shall have the following rights:

(1) the right of access at all times to the account books, records or vouchers of the Company and the right to require directors, the manager and other senior management staff of the Company to provide relevant information and explanations;

(2) the right to require the Company to take all reasonable measures to obtain from its subsidiaries the information and explanations necessary for the accounting firm to

perform its duties; and

(3) the right to attend shareholders' meetings, to receive notice of or other information concerning any meetings of or concerning which shareholders have a right to receive notice or other information, and to be heard at any shareholders' meetings on any matter which relates to it as the accounting firm of the Company.

Article 144. If the position of accounting firm becomes vacant, the board of directors may appoint an accounting firm to fill such vacancy before a shareholders' general meeting is held. However, if there are other accounting firms holding the position of accounting firm of the Company while such vacancy continues, such accounting firms may continue to act.

Article 145. The shareholders' general meeting may by ordinary resolution dismiss any accounting firm prior to the expiration of its term of engagement, notwithstanding anything in the contract between the accounting firm and the Company, but without prejudice to such accounting firm's right, if any, to claim damages from the Company in respect of such dismissal.

Article 146. The remuneration or method of remuneration of an accounting firm shall be decided upon by the shareholders' general meeting. The remuneration of an accounting firm engaged by the board of directors shall be determined by the board of directors.

Article 147. The engagement, dismissal or non-renewal of engagement of an accounting firm shall be decided upon by the shareholders' general meeting and be reported to the State Council authorities in charge of securities for the record.

Article 148. When the Company dismisses or does not renew the engagement of an accounting firm, it shall give advance notice to the accounting firm. The accounting firm shall have the right to present its views before the shareholders' general meeting. If an accounting firm resigns, it shall inform the shareholders' general meeting as to whether are not there is any irregularity in the Company.

CHAPTER 17. MERGER AND DIVISION OF THE COMPANY

Article 149. The merger or division of the Company shall require the preparation of a proposal by the board of directors. After such proposal has been adopted in accordance with the procedures specified in the Articles of Association of the Company, relevant examination and approval procedures shall be carried out according to law. Shareholders that oppose the proposal for the merger or division of the Company shall have the right to require the Company or shareholders that are in favor of such proposal to purchase their shares at a fair price. The contents of resolutions approving the merger or division of the Company shall be compiled in a special document for inspection by shareholders.

Holders of foreign investment shares listed outside the People's Republic of China of companies that are listed in Hong Kong shall be served copies of the above-mentioned document by mail.

Article 150. Merger of the Company may take the form of merger by absorption and merger

by new establishment.

If the Company is to merge, the parties to the merger shall enter into a merger agreement and prepare balance sheets and property lists. The Company shall notify its creditors within a period of 10 days from the date on which the merger resolution is passed and make at least three newspaper announcements of the merger within 30 days of that date.

After the merger, the surviving company or the newly established company shall succeed to the claims and debts of the parties to the merger.

Article 151. If the Company is to be divided, its property shall be divided accordingly.

If the Company is to be divided, the parties to the division shall enter into a division agreement and prepare balance sheets and asset lists. The Company shall notify its creditors within a period of 10 days from the date on which the division resolution is passed and make at least three newspaper announcements of the division within 30 days of that date.

Debts owing by the Company prior to the division shall be assumed by the companies in existence after the division in accordance with the agreement reached.

Article 152. If the merger or division of the Company involves changes in registered particulars, such changes shall be registered with the company registry according to law. If the Company is dissolved, it shall cancel its registration according to law. If a new company is established, its establishment shall be registered according to law.

CHAPTER 18. DISSOLUTION AND LIQUIDATION OF THE COMPANY

Article 153. The Company shall be dissolved and liquidated according to law:

(1) upon the expiration of its term of operation;

(2) if the shareholders' general meeting resolves to dissolve the Company;

(3) if dissolution is necessary as a result of the merger or dissolution of the Company;

(4) if the Company is declared bankrupt according to law because it is unable to pay its debts as they fall due; or

(5) if the Company is lawfully ordered to close down because it violated laws or administrative regulations.

Article 154. If the Company is to be dissolved pursuant to item (1) or (2) of the preceding Article, it shall establish a liquidation committee within 15 days. The members of such liquidation committee shall be determined by the shareholders' general meeting by way of an ordinary resolution.

If the Company is to be dissolved pursuant to item (4) of the preceding Article, the People's Court shall, in accordance with relevant laws, arrange for the shareholders, relevant authorities and relevant professionals to establish a liquidation committee to carry out liquidation.

If the Company is to be dissolved pursuant to item (5) of the preceding Article, the relevant authorities in charge shall arrange for the shareholders, relevant authorities and relevant professionals to establish a liquidation committee to carry out liquidation.

Article 155. If the board of directors decides that the Company should be liquidated (otherwise than because of a declaration of bankruptcy), the notice of the shareholders' general meeting convened for such purpose shall include a statement to the effect that the board of directors has made full inquiry into the position of the Company and that the board is of the opinion that the Company can pay its debts in full within 12 months after the commencement of liquidation.

The functions and powers of the board of directors shall terminate immediately after the shareholders' general meeting has adopted a resolution to carry out liquidation.

The liquidation committee shall take instructions from the shareholders' general meeting, and not less than once a year make a report to the shareholders' general meeting on the committee's receipts and payments, the business of the Company and the progress of the liquidation. It shall make a final report to the shareholders' general meeting when the liquidation is completed.

Article 156. The liquidation committee shall notify creditors within a period of 10 days from the date of its establishment and make at least 3 newspaper announcements of the liquidation within 60 days. Claims shall be registered by the liquidation committee.

Article 157. The liquidation committee shall exercise the following functions and powers during liquidation:

(1) thoroughly to examine the property of the Company and prepare, respectively, a balance sheet and property list;

(2) to notify creditors by notice or public announcement;

(3) to dispose of and liquidate relevant unfinished business of the Company;

(4) to pay all outstanding taxes in full;

(5) to clear up claims and debts;

(6) to dispose of the property remaining after full payment of the Company's debts; and

(7) to participate in civil litigation activities on behalf of the Company.

Article 158. After the liquidation committee has thoroughly examined the Company's

property and prepared a balance sheet and property list, it shall formulate a liquidation plan and submit such plan to the shareholders' general meeting or relevant authorities in charge for confirmation.

Payment of debts out of Company property shall be made in the following order of priority: [order of payment].

Company property remaining after full payment in accordance with the provisions of the preceding paragraph shall be distributed to the Company's shareholders according to the class and proportion of their shareholdings.

During liquidation, the Company may not engage in new business activities.

Article 159. If the Company is liquidated by reason of dissolution and the liquidation committee, having thoroughly examined the Company's property and prepared a balance sheet and property list, discovers that the Company's property is insufficient to pay its debts in full, it shall immediately apply to the People's Court for a declaration of bankruptcy.

After the People's Court has ruled to declare the Company bankrupt, the Company's liquidation committee shall turn over the liquidation matters to the People's Court.

Article 160. Following the completion of liquidation, the liquidation committee shall formulate a liquidation report, as well as a revenue and expenditure statement and financial account books in respect of the liquidation period, and, after verification thereof by an accountant registered in China, submit the same to the shareholders' general meeting or the relevant authorities in charge for confirmation.

Within 30 days from the date of confirmation of the above-mentioned documents by the shareholders' general meeting or the relevant authorities in charge, the liquidation committee shall deliver the same to the company registry, apply for cancellation of the Company's registration and publicly announce the Company's termination.

CHAPTER 19. PROCEDURES FOR AMENDMENT OF THE COMPANY'S ARTICLES OF ASSOCIATION

Article 161. The Company may amend its Articles of Association in accordance with laws, administrative regulations and its Articles of Association.

Article 162. If an amendment to the Company's Articles of Association involves matters provided for in the *Mandatory Provisions for the Articles Of Association of Companies To Be Listed Outside The People's Republic of China* (the "Mandatory Provisions"), it shall become effective after examination and approval by the authorities that are authorized by the State Council to examine and approve companies and the State Council Securities Commission. If an amendment to the Company's Articles of Association involves matters of company registration, the registration shall be amended according to law.

CHAPTER 20. RESOLUTION OF DISPUTES

Article 163. If any dispute or claim that concerns the Company's business and is based on rights or obligations provided for in the Articles of Association of the Company or in relevant laws or administrative regulations arises between a holder of foreign investment shares listed outside the People's Republic of China and the Company, between a holder of foreign investment shares listed outside the People's Republic of China and a director, a supervisor, the manager or other senior management staff of the Company or between a holder of foreign investment shares listed outside the People's Republic of China and a holder of domestic investment shares, the parties concerned may resolve such dispute or claim by the methods provided for in laws and administrative regulations or by a method mutually agreed upon by the parties, unless the State Council authorities in charge of securities have reached an understanding or agreement with the relevant securities regulatory organization outside the People's Republic of China on the method of dispute resolution.

Companies to be listed in Hong Kong shall incorporate the following provisions in their Articles of Association:

(1) If any dispute or claim that concerns the Company's business and is based on rights or obligations provided for in the Articles of Association of the Company or in the Company Law or other relevant laws or administrative regulations arises between a holder of foreign investment shares listed outside the People's Republic of China and the Company, between a holder of foreign investment shares listed outside the People's Republic of China and a director, a supervisor, the manager or other senior management staff of the Company or between a holder of foreign investment shares listed outside the People's Republic of China and a holder of domestic investment shares, the parties concerned shall submit the dispute or claim to arbitration.

When a dispute or claim as described above is submitted to arbitration, the dispute or claim shall be submitted in its entirety, and all persons (being the Company or shareholders, directors, supervisors, the manager or other senior management staff of the Company) that have a cause of action due to the same facts or whose participation is necessary for the resolution of such dispute or claim shall submit to arbitration.

Disputes regarding the definition of shareholders and the register of shareholders shall not be required to be settled through arbitration.

(2) A dispute or claim submitted to arbitration may be arbitrated, at the option of the arbitration applicant, by either the China International Economic and Trade Arbitration Commission in accordance with its arbitration rules or the Kong International Arbitration Centre in accordance with its securities arbitration rules. After the arbitration applicant has submitted the dispute or claim to arbitration, the other party must submit to the arbitration institution selected by the applicant.

If the arbitration applicant opts for arbitration by the Hong Kong International Arbitration Centre, either party may request arbitration to be conducted in Shenzhen in accordance

with the securities arbitration rules of the Hong Kong International Arbitration Centre.

(3) Unless otherwise provided by laws or administrative regulations, the laws of the People's Republic of China shall apply to the resolution by arbitration of disputes or claims referred to in item (1).

(4) The award of the arbitration institution shall be final and binding upon each party.

CHAPTER 21. SUPPLEMENTARY PROVISIONS

Article 164. Those of the Mandatory Provisions that are expressly required therein to be included in the articles of association of joint stock limited companies to be listed in Hong Kong need not be incorporated in the articles of association of joint stock limited companies to be listed in regions or countries other than Hong Kong.

Article 165. For companies listed in Hong Kong, the term "accounting firm" as used in the Mandatory Provisions shall have the same meaning as "auditor".

Article 166. Those of the Mandatory Provisions indicated by [ ] shall be filled in by the Company according to the actual circumstances, and those indicated by ( ) must be incorporated in the Company's articles of association.

中华人民共和国主席令

第　四十二　号

《中华人民共和国公司法》已由中华人民共和国第十届全国人民代表大会常务委员会第十八次会议于2005年10月27日修订通过，现将修订后的《中华人民共和国公司法》公布，自2006年1月1日起施行。

中华人民共和国主席　胡锦涛

2005年10月27日

中华人民共和国公司法

（1993年12月29日第八届全国人民代表大会常务委员会第五次会议通过　根据1999年12月25日第九届全国人民代表大会常务委员会第十三次会议《关于修改〈中华人民共和国公司法〉的决定》第一次修正　根据2004年8月28日第十届全国人民代表大会常务委员会第十一次会议《关于修改〈中华人民共和国公司法〉的决定》第二次修正　2005年10月27日第十届全国人民代表大会常务委员会第十八次会议修订）

目　　录

第一章　总　　则

第二章　有限责任公司的设立和组织机构

　　第一节　设　　立

　　第二节　组织机构

　　第三节　一人有限责任公司的特别规定

　　第四节　国有独资公司的特别规定

第三章　有限责任公司的股权转让

第四章　股份有限公司的设立和组织机构

　　第一节　设　　立

　　第二节　股东大会

　　第三节　董事会、经理

　　第四节　监事会

　　第五节　上市公司组织机构的特别规定

第五章　股份有限公司的股份发行和转让

　　第一节　股份发行

　　第二节　股份转让

第六章　公司董事、监事、高级管理人员的资格和义务

第七章　公司债券

第八章　公司财务、会计

第九章　公司合并、分立、增资、减资

第十章　公司解散和清算

第十一章　外国公司的分支机构

第十二章　法律责任

第十三章　附　　则

第一章 总　　则

第一条　为了规范公司的组织和行为，保护公司、股东和债权人的合法权益，维护社会经济秩序，促进社会主义市场经济的发展，制定本法。

第二条　本法所称公司是指依照本法在中国境内设立的有限责任公司和股份有限公司。

第三条　公司是企业法人，有独立的法人财产，享有法人财产权。公司以其全部财产对公司的债务承担责任。

有限责任公司的股东以其认缴的出资额为限对公司承担责任；股份有限公司的股东以其认购的股份为限对公司承担责任。

第四条　公司股东依法享有资产收益、参与重大决策和选择管理者等权利。

第五条　公司从事经营活动，必须遵守法律、行政法规，遵守社会公德、商业道德，诚实守信，接受政府和社会公众的监督，承担社会责任。

公司的合法权益受法律保护，不受侵犯。

第六条　设立公司，应当依法向公司登记机关申请设立登记。符合本法规定的设立条件的，由公司登记机关分别登记为有限责任公司或者股份有限公司；不符合本法规定的设立条件的，不得登记为有限责任公司或者股份有限公司。

法律、行政法规规定设立公司必须报经批准的，应当在公司登记前依法办理批准手续。

公众可以向公司登记机关申请查询公司登记事项，公司登记机关应当提供查询服务。

第七条　依法设立的公司，由公司登记机关发给公司营业执照。公司营业执照签发日期为公司成立日期。

公司营业执照应当载明公司的名称、住所、注册资本、实收资本、经营范围、法定代表人姓名等事项。

公司营业执照记载的事项发生变更的，公司应当依法办理变更登记，由公司登记机关换发营业执照。

第八条　依照本法设立的有限责任公司，必须在公司名称中标明有限责任公司或者有限公司字样。

依照本法设立的股份有限公司，必须在公司名称中标明股份有限公司或者股份公司字样。

第九条　有限责任公司变更为股份有限公司，应当符合本法规定的股份有限公司的条件。股份有限公司变更为有限责任公司，应当符合本法规定的有限责任公司的条件。

有限责任公司变更为股份有限公司的，或者股份有限公司变更为有限责任公司的，公司变更前的债权、债务由变更后的公司承继。

第十条　公司以其主要办事机构所在地为住所。

第十一条　设立公司必须依法制定公司章程。公司章程对公司、股东、董事、监事、高级管理人员具有约束力。

第十二条　公司的经营范围由公司章程规定，并依法登记。公司可以修改公司章程，改变经营范围，但是应当办理变更登记。

公司的经营范围中属于法律、行政法规规定须经批准的项目，应当依法经过批准。

第十三条　公司法定代表人依照公司章程的规定，由董事长、执行董事或者经理担任，并依法登记。公司法定代表人变更，应当办理变更登记。

第十四条 公司可以设立分公司。设立分公司，应当向公司登记机关申请登记，领取营业执照。分公司不具有法人资格，其民事责任由公司承担。

公司可以设立子公司，子公司具有法人资格，依法独立承担民事责任。

第十五条 公司可以向其他企业投资；但是，除法律另有规定外，不得成为对所投资企业的债务承担连带责任的出资人。

第十六条 公司向其他企业投资或者为他人提供担保，依照公司章程的规定，由董事会或者股东会、股东大会决议；公司章程对投资或者担保的总额及单项投资或者担保的数额有限额规定的，不得超过规定的限额。

公司为公司股东或者实际控制人提供担保的，必须经股东会或者股东大会决议。

前款规定的股东或者受前款规定的实际控制人支配的股东，不得参加前款规定事项的表决。该项表决由出席会议的其他股东所持表决权的过半数通过。

第十七条 公司必须保护职工的合法权益，依法与职工签订劳动合同，参加社会保险，加强劳动保护，实现安全生产。

公司应当采用多种形式，加强公司职工的职业教育和岗位培训，提高职工素质。

第十八条 公司职工依照《中华人民共和国工会法》组织工会，开展工会活动，维护职工合法权益。公司应当为本公司工会提供必要的活动条件。公司工会代表职工就职工的劳动报酬、工作时间、福利、保险和劳动安全卫生等事项依法与公司签订集体合同。

公司依照宪法和有关法律的规定，通过职工代表大会或者其他形式，实行民主管理。

公司研究决定改制以及经营方面的重大问题、制定重要的规章制度时，应当听取公司工会的意见，并通过职工代表大会或者其他形式听取职工的意见和建议。

第十九条 在公司中，根据中国共产党章程的规定，设立中国共产党的组织，开展党的活动。公司应当为党组织的活动提供必要条件。

第二十条 公司股东应当遵守法律、行政法规和公司章程，依法行使股东权利，不得滥用股东权利损害公司或者其他股东的利益；不得滥用公司法人独立地位和股东有限责任损害公司债权人的利益。

公司股东滥用股东权利给公司或者其他股东造成损失的，应当依法承担赔偿责任。

公司股东滥用公司法人独立地位和股东有限责任，逃避债务，严重损害公司债权人利益的，应当对公司债务承担连带责任。

第二十一条 公司的控股股东、实际控制人、董事、监事、高级管理人员不得利用其关联关系损害公司利益。

违反前款规定，给公司造成损失的，应当承担赔偿责任。

第二十二条 公司股东会或者股东大会、董事会的决议内容违反法律、行政法规的无效。

股东会或者股东大会、董事会的会议召集程序、表决方式违反法律、行政法规或者公司章程，或者决议内容违反公司章程的，股东可以自决议作出之日起六十日内，请求人民法院撤销。

股东依照前款规定提起诉讼的，人民法院可以应公司的请求，要求股东提供相应担保。

公司根据股东会或者股东大会、董事会决议已办理变更登记的，人民法院宣告该决议无效或者撤销该决议后，公司应当向公司登记机关申请撤销变更登记。

第二章　有限责任公司的设立和组织机构

第一节 设 立

第二十三条 设立有限责任公司，应当具备下列条件：

（一）股东符合法定人数；

（二）股东出资达到法定资本最低限额；

（三）股东共同制定公司章程；

（四）有公司名称，建立符合有限责任公司要求的组织机构；

（五）有公司住所。

第二十四条 有限责任公司由五十个以下股东出资设立。

第二十五条 有限责任公司章程应当载明下列事项：

（一）公司名称和住所；

（二）公司经营范围；

（三）公司注册资本；

（四）股东的姓名或者名称；

（五）股东的出资方式、出资额和出资时间；

（六）公司的机构及其产生办法、职权、议事规则；

（七）公司法定代表人；

（八）股东会会议认为需要规定的其他事项。

股东应当在公司章程上签名、盖章。

第二十六条 有限责任公司的注册资本为在公司登记机关登记的全体股东认缴的出资额。公司全体股东的首次出资额不得低于注册资本的百分之二十，也不得低于法定的注册资本最低限额，其余部分由股东自公司成立之日起两年内缴足；其中，投资公司可以在五年内缴足。

有限责任公司注册资本的最低限额为人民币三万元。法律、行政法规对有限责任公司注册资本的最低限额有较高规定的，从其规定。

第二十七条 股东可以用货币出资，也可以用实物、知识产权、土地使用权等可以用货币估价并可以依法转让的非货币财产作价出资；但是，法律、行政法规规定不得作为出资的财产除外。

对作为出资的非货币财产应当评估作价，核实财产，不得高估或者低估作价。法律、行政法规对评估作价有规定的，从其规定。

全体股东的货币出资金额不得低于有限责任公司注册资本的百分之三十。

第二十八条 股东应当按期足额缴纳公司章程中规定的各自所认缴的出资额。股东以货币出资的，应当将货币出资足额存入有限责任公司在银行开设的账户；以非货币财产出资的，应当依法办理其财产权的转移手续。

股东不按照前款规定缴纳出资的，除应当向公司足额缴纳外，还应当向已按期足额缴纳出资的股东承担违约责任。

第二十九条 股东缴纳出资后，必须经依法设立的验资机构验资并出具证明。

第三十条 股东的首次出资经依法设立的验资机构验资后，由全体股东指定的代表或者共同委托的代理人向公司登记机关报送公司登记申请书、公司章程、验资证明等文件，申请设立登记。

第三十一条 有限责任公司成立后，发现作为设立公司出资的非货币财产的实际价额显著低于公司章程所定价额的，应当由交付该出资的股东补足其差额；公司设立时的其他股东承担连带责任。

第三十二条 有限责任公司成立后，应当向股东签发出资证明书。

出资证明书应当载明下列事项：

（一）公司名称；
（二）公司成立日期；
（三）公司注册资本；
（四）股东的姓名或者名称、缴纳的出资额和出资日期；
（五）出资证明书的编号和核发日期。
出资证明书由公司盖章。

第三十三条 有限责任公司应当置备股东名册，记载下列事项：
（一）股东的姓名或者名称及住所；
（二）股东的出资额；
（三）出资证明书编号。
记载于股东名册的股东，可以依股东名册主张行使股东权利。
公司应当将股东的姓名或者名称及其出资额向公司登记机关登记；登记事项发生变更的，应当办理变更登记。未经登记或者变更登记的，不得对抗第三人。

第三十四条 股东有权查阅、复制公司章程、股东会会议记录、董事会会议决议、监事会会议决议和财务会计报告。
股东可以要求查阅公司会计账簿。股东要求查阅公司会计账簿的，应当向公司提出书面请求，说明目的。公司有合理根据认为股东查阅会计账簿有不正当目的，可能损害公司合法利益的，可以拒绝提供查阅，并应当自股东提出书面请求之日起十五日内书面答复股东并说明理由。公司拒绝提供查阅的，股东可以请求人民法院要求公司提供查阅。

第三十五条 股东按照实缴的出资比例分取红利；公司新增资本时，股东有权优先按照实缴的出资比例认缴出资。但是，全体股东约定不按照出资比例分取红利或者不按照出资比例优先认缴出资的除外。

第三十六条 公司成立后，股东不得抽逃出资。

第二节 组织机构

第三十七条 有限责任公司股东会由全体股东组成。股东会是公司的权力机构，依照本法行使职权。

第三十八条 股东会行使下列职权：
（一）决定公司的经营方针和投资计划；
（二）选举和更换非由职工代表担任的董事、监事，决定有关董事、监事的报酬事项；
（三）审议批准董事会的报告；
（四）审议批准监事会或者监事的报告；
（五）审议批准公司的年度财务预算方案、决算方案；
（六）审议批准公司的利润分配方案和弥补亏损方案；
（七）对公司增加或者减少注册资本作出决议；
（八）对发行公司债券作出决议；
（九）对公司合并、分立、解散、清算或者变更公司形式作出决议；
（十）修改公司章程；
（十一）公司章程规定的其他职权。
对前款所列事项股东以书面形式一致表示同意的，可以不召开股东会会议，直接作出决定，并由全体股东在决定文件上签名、盖章。

第三十九条 首次股东会会议由出资最多的股东召集和主持，依照本法规定行使职权。

第四十条 股东会会议分为定期会议和临时会议。

定期会议应当依照公司章程的规定按时召开。代表十分之一以上表决权的股东，三分之一以上的董事，监事会或者不设监事会的公司的监事提议召开临时会议的，应当召开临时会议。

第四十一条 有限责任公司设立董事会的，股东会会议由董事会召集，董事长主持；董事长不能履行职务或者不履行职务的，由副董事长主持；副董事长不能履行职务或者不履行职务的，由半数以上董事共同推举一名董事主持。

有限责任公司不设董事会的，股东会会议由执行董事召集和主持。

董事会或者执行董事不能履行或者不履行召集股东会会议职责的，由监事会或者不设监事会的公司的监事召集和主持；监事会或者监事不召集和主持的，代表十分之一以上表决权的股东可以自行召集和主持。

第四十二条 召开股东会会议，应当于会议召开十五日前通知全体股东；但是，公司章程另有规定或者全体股东另有约定的除外。

股东会应当对所议事项的决定作成会议记录，出席会议的股东应当在会议记录上签名。

第四十三条 股东会会议由股东按照出资比例行使表决权；但是，公司章程另有规定的除外。

第四十四条 股东会的议事方式和表决程序，除本法有规定的外，由公司章程规定。

股东会会议作出修改公司章程、增加或者减少注册资本的决议，以及公司合并、分立、解散或者变更公司形式的决议，必须经代表三分之二以上表决权的股东通过。

第四十五条 有限责任公司设董事会，其成员为三人至十三人；但是，本法第五十一条另有规定的除外。

两个以上的国有企业或者两个以上的其他国有投资主体投资设立的有限责任公司，其董事会成员中应当有公司职工代表；其他有限责任公司董事会成员中可以有公司职工代表。董事会中的职工代表由公司职工通过职工代表大会、职工大会或者其他形式民主选举产生。

董事会设董事长一人，可以设副董事长。董事长、副董事长的产生办法由公司章程规定。

第四十六条 董事任期由公司章程规定，但每届任期不得超过三年。董事任期届满，连选可以连任。

董事任期届满未及时改选，或者董事在任期内辞职导致董事会成员低于法定人数的，在改选出的董事就任前，原董事仍应当依照法律、行政法规和公司章程的规定，履行董事职务。

第四十七条 董事会对股东会负责，行使下列职权：

（一）召集股东会会议，并向股东会报告工作；

（二）执行股东会的决议；

（三）决定公司的经营计划和投资方案；

（四）制订公司的年度财务预算方案、决算方案；

（五）制订公司的利润分配方案和弥补亏损方案；

（六）制订公司增加或者减少注册资本以及发行公司债券的方案；

（七）制订公司合并、分立、解散或者变更公司形式的方案；

（八）决定公司内部管理机构的设置；

（九）决定聘任或者解聘公司经理及其报酬事项，并根据经理的提名决定聘任或

者解聘公司副经理、财务负责人及其报酬事项；

（十）制定公司的基本管理制度；

（十一）公司章程规定的其他职权。

第四十八条 董事会会议由董事长召集和主持；董事长不能履行职务或者不履行职务的，由副董事长召集和主持；副董事长不能履行职务或者不履行职务的，由半数以上董事共同推举一名董事召集和主持。

第四十九条 董事会的议事方式和表决程序，除本法有规定的外，由公司章程规定。

董事会应当对所议事项的决定作成会议记录，出席会议的董事应当在会议记录上签名。

董事会决议的表决，实行一人一票。

第五十条 有限责任公司可以设经理，由董事会决定聘任或者解聘。经理对董事会负责，行使下列职权：

（一）主持公司的生产经营管理工作，组织实施董事会决议；

（二）组织实施公司年度经营计划和投资方案；

（三）拟订公司内部管理机构设置方案；

（四）拟订公司的基本管理制度；

（五）制定公司的具体规章；

（六）提请聘任或者解聘公司副经理、财务负责人；

（七）决定聘任或者解聘除应由董事会决定聘任或者解聘以外的负责管理人员；

（八）董事会授予的其他职权。

公司章程对经理职权另有规定的，从其规定。

经理列席董事会会议。

第五十一条 股东人数较少或者规模较小的有限责任公司，可以设一名执行董事，不设董事会。执行董事可以兼任公司经理。

执行董事的职权由公司章程规定。

第五十二条 有限责任公司设监事会，其成员不得少于三人。股东人数较少或者规模较小的有限责任公司，可以设一至二名监事，不设监事会。

监事会应当包括股东代表和适当比例的公司职工代表，其中职工代表的比例不得低于三分之一，具体比例由公司章程规定。监事会中的职工代表由公司职工通过职工代表大会、职工大会或者其他形式民主选举产生。

监事会设主席一人，由全体监事过半数选举产生。监事会主席召集和主持监事会会议；监事会主席不能履行职务或者不履行职务的，由半数以上监事共同推举一名监事召集和主持监事会会议。

董事、高级管理人员不得兼任监事。

第五十三条 监事的任期每届为三年。监事任期届满，连选可以连任。

监事任期届满未及时改选，或者监事在任期内辞职导致监事会成员低于法定人数的，在改选出的监事就任前，原监事仍应当依照法律、行政法规和公司章程的规定，履行监事职务。

第五十四条 监事会、不设监事会的公司的监事行使下列职权：

（一）检查公司财务；

（二）对董事、高级管理人员执行公司职务的行为进行监督，对违反法律、行政法规、公司章程或者股东会决议的董事、高级管理人员提出罢免的建议；

（三）当董事、高级管理人员的行为损害公司的利益时，要求董事、高级管理人

员予以纠正；

（四）提议召开临时股东会会议，在董事会不履行本法规定的召集和主持股东会会议职责时召集和主持股东会会议；

（五）向股东会会议提出提案；

（六）依照本法第一百五十二条的规定，对董事、高级管理人员提起诉讼；

（七）公司章程规定的其他职权。

第五十五条 监事可以列席董事会会议，并对董事会决议事项提出质询或者建议。

监事会、不设监事会的公司的监事发现公司经营情况异常，可以进行调查；必要时，可以聘请会计师事务所等协助其工作，费用由公司承担。

第五十六条 监事会每年度至少召开一次会议，监事可以提议召开临时监事会会议。

监事会的议事方式和表决程序，除本法有规定的外，由公司章程规定。

监事会决议应当经半数以上监事通过。

监事会应当对所议事项的决定作成会议记录，出席会议的监事应当在会议记录上签名。

第五十七条 监事会、不设监事会的公司的监事行使职权所必需的费用，由公司承担。

第三节　一人有限责任公司的特别规定

第五十八条 一人有限责任公司的设立和组织机构，适用本节规定；本节没有规定的，适用本章第一节、第二节的规定。

本法所称一人有限责任公司，是指只有一个自然人股东或者一个法人股东的有限责任公司。

第五十九条 一人有限责任公司的注册资本最低限额为人民币十万元。股东应当一次足额缴纳公司章程规定的出资额。

一个自然人只能投资设立一个一人有限责任公司。该一人有限责任公司不能投资设立新的一人有限责任公司。

第六十条 一人有限责任公司应当在公司登记中注明自然人独资或者法人独资，并在公司营业执照中载明。

第六十一条 一人有限责任公司章程由股东制定。

第六十二条 一人有限责任公司不设股东会。股东作出本法第三十八条第一款所列决定时，应当采用书面形式，并由股东签名后置备于公司。

第六十三条 一人有限责任公司应当在每一会计年度终了时编制财务会计报告，并经会计师事务所审计。

第六十四条 一人有限责任公司的股东不能证明公司财产独立于股东自己的财产的，应当对公司债务承担连带责任。

第四节　国有独资公司的特别规定

第六十五条 国有独资公司的设立和组织机构，适用本节规定；本节没有规定的，适用本章第一节、第二节的规定。

本法所称国有独资公司，是指国家单独出资、由国务院或者地方人民政府授权本级人民政府国有资产监督管理机构履行出资人职责的有限责任公司。

第六十六条 国有独资公司章程由国有资产监督管理机构制定，或者由董事会制订报国有资产监督管理机构批准。

第六十七条　国有独资公司不设股东会，由国有资产监督管理机构行使股东会职权。国有资产监督管理机构可以授权公司董事会行使股东会的部分职权，决定公司的重大事项，但公司的合并、分立、解散、增加或者减少注册资本和发行公司债券，必须由国有资产监督管理机构决定；其中，重要的国有独资公司合并、分立、解散、申请破产的，应当由国有资产监督管理机构审核后，报本级人民政府批准。

前款所称重要的国有独资公司，按照国务院的规定确定。

第六十八条　国有独资公司设董事会，依照本法第四十七条、第六十七条的规定行使职权。董事每届任期不得超过三年。董事会成员中应当有公司职工代表。

董事会成员由国有资产监督管理机构委派；但是，董事会成员中的职工代表由公司职工代表大会选举产生。

董事会设董事长一人，可以设副董事长。董事长、副董事长由国有资产监督管理机构从董事会成员中指定。

第六十九条　国有独资公司设经理，由董事会聘任或者解聘。经理依照本法第五十条规定行使职权。

经国有资产监督管理机构同意，董事会成员可以兼任经理。

第七十条　国有独资公司的董事长、副董事长、董事、高级管理人员，未经国有资产监督管理机构同意，不得在其他有限责任公司、股份有限公司或者其他经济组织兼职。

第七十一条　国有独资公司监事会成员不得少于五人，其中职工代表的比例不得低于三分之一，具体比例由公司章程规定。

监事会成员由国有资产监督管理机构委派；但是，监事会成员中的职工代表由公司职工代表大会选举产生。监事会主席由国有资产监督管理机构从监事会成员中指定。

监事会行使本法第五十四条第（一）项至第（三）项规定的职权和国务院规定的其他职权。

第三章　有限责任公司的股权转让

第七十二条　有限责任公司的股东之间可以相互转让其全部或者部分股权。

股东向股东以外的人转让股权，应当经其他股东过半数同意。股东应就其股权转让事项书面通知其他股东征求同意，其他股东自接到书面通知之日起满三十日未答复的，视为同意转让。其他股东半数以上不同意转让的，不同意的股东应当购买该转让的股权；不购买的，视为同意转让。

经股东同意转让的股权，在同等条件下，其他股东有优先购买权。两个以上股东主张行使优先购买权的，协商确定各自的购买比例；协商不成的，按照转让时各自的出资比例行使优先购买权。

公司章程对股权转让另有规定的，从其规定。

第七十三条　人民法院依照法律规定的强制执行程序转让股东的股权时，应当通知公司及全体股东，其他股东在同等条件下有优先购买权。其他股东自人民法院通知之日起满二十日不行使优先购买权的，视为放弃优先购买权。

第七十四条　依照本法第七十二条、第七十三条转让股权后，公司应当注销原股东的出资证明书，向新股东签发出资证明书，并相应修改公司章程和股东名册中有关股东及其出资额的记载。对公司章程的该项修改不需再由股东会表决。

第七十五条　有下列情形之一的，对股东会该项决议投反对票的股东可以请求公司按照合理的价格收购其股权：

（一）公司连续五年不向股东分配利润，而公司该五年连续盈利，并且符合本法

规定的分配利润条件的；

（二）公司合并、分立、转让主要财产的；

（三）公司章程规定的营业期限届满或者章程规定的其他解散事由出现，股东会会议通过决议修改章程使公司存续的。

自股东会会议决议通过之日起六十日内，股东与公司不能达成股权收购协议的，股东可以自股东会会议决议通过之日起九十日内向人民法院提起诉讼。

第七十六条 自然人股东死亡后，其合法继承人可以继承股东资格；但是，公司章程另有规定的除外。

第四章 股份有限公司的设立和组织机构

第一节 设 立

第七十七条 设立股份有限公司，应当具备下列条件：

（一）发起人符合法定人数；

（二）发起人认购和募集的股本达到法定资本最低限额；

（三）股份发行、筹办事项符合法律规定；

（四）发起人制订公司章程，采用募集方式设立的经创立大会通过；

（五）有公司名称，建立符合股份有限公司要求的组织机构；

（六）有公司住所。

第七十八条 股份有限公司的设立，可以采取发起设立或者募集设立的方式。

发起设立，是指由发起人认购公司应发行的全部股份而设立公司。

募集设立，是指由发起人认购公司应发行股份的一部分，其余股份向社会公开募集或者向特定对象募集而设立公司。

第七十九条 设立股份有限公司，应当有二人以上二百人以下为发起人，其中须有半数以上的发起人在中国境内有住所。

第八十条 股份有限公司发起人承担公司筹办事务。

发起人应当签订发起人协议，明确各自在公司设立过程中的权利和义务。

第八十一条 股份有限公司采取发起设立方式设立的，注册资本为在公司登记机关登记的全体发起人认购的股本总额。公司全体发起人的首次出资额不得低于注册资本的百分之二十，其余部分由发起人自公司成立之日起两年内缴足；其中，投资公司可以在五年内缴足。在缴足前，不得向他人募集股份。

股份有限公司采取募集方式设立的，注册资本为在公司登记机关登记的实收股本总额。

股份有限公司注册资本的最低限额为人民币五百万元。法律、行政法规对股份有限公司注册资本的最低限额有较高规定的，从其规定。

第八十二条 股份有限公司章程应当载明下列事项：

（一）公司名称和住所；

（二）公司经营范围；

（三）公司设立方式；

（四）公司股份总数、每股金额和注册资本；

（五）发起人的姓名或者名称、认购的股份数、出资方式和出资时间；

（六）董事会的组成、职权和议事规则；

（七）公司法定代表人；

（八）监事会的组成、职权和议事规则；

（九）公司利润分配办法；

（十）公司的解散事由与清算办法；

（十一）公司的通知和公告办法；

（十二）股东大会会议认为需要规定的其他事项。

第八十三条 发起人的出资方式，适用本法第二十七条的规定。

第八十四条 以发起设立方式设立股份有限公司的，发起人应当书面认足公司章程规定其认购的股份；一次缴纳的，应即缴纳全部出资；分期缴纳的，应即缴纳首期出资。以非货币财产出资的，应当依法办理其财产权的转移手续。

发起人不依照前款规定缴纳出资的，应当按照发起人协议承担违约责任。

发起人首次缴纳出资后，应当选举董事会和监事会，由董事会向公司登记机关报送公司章程、由依法设定的验资机构出具的验资证明以及法律、行政法规规定的其他文件，申请设立登记。

第八十五条 以募集设立方式设立股份有限公司的，发起人认购的股份不得少于公司股份总数的百分之三十五；但是，法律、行政法规另有规定的，从其规定。

第八十六条 发起人向社会公开募集股份，必须公告招股说明书，并制作认股书。认股书应当载明本法第八十七条所列事项，由认股人填写认购股数、金额、住所，并签名、盖章。认股人按照所认购股数缴纳股款。

第八十七条 招股说明书应当附有发起人制订的公司章程，并载明下列事项：

（一）发起人认购的股份数；

（二）每股的票面金额和发行价格；

（三）无记名股票的发行总数；

（四）募集资金的用途；

（五）认股人的权利、义务；

（六）本次募股的起止期限及逾期未募足时认股人可以撤回所认股份的说明。

第八十八条 发起人向社会公开募集股份，应当由依法设立的证券公司承销，签订承销协议。

第八十九条 发起人向社会公开募集股份，应当同银行签订代收股款协议。

代收股款的银行应当按照协议代收和保存股款，向缴纳股款的认股人出具收款单据，并负有向有关部门出具收款证明的义务。

第九十条 发行股份的股款缴足后，必须经依法设立的验资机构验资并出具证明。发起人应当自股款缴足之日起三十日内主持召开公司创立大会。创立大会由发起人、认股人组成。

发行的股份超过招股说明书规定的截止期限尚未募足的，或者发行股份的股款缴足后，发起人在三十日内未召开创立大会的，认股人可以按照所缴股款并加算银行同期存款利息，要求发起人返还。

第九十一条 发起人应当在创立大会召开十五日前将会议日期通知各认股人或者予以公告。创立大会应有代表股份总数过半数的发起人、认股人出席，方可举行。

创立大会行使下列职权：

（一）审议发起人关于公司筹办情况的报告；

（二）通过公司章程；

（三）选举董事会成员；

（四）选举监事会成员；

（五）对公司的设立费用进行审核；

（六）对发起人用于抵作股款的财产的作价进行审核；

（七）发生不可抗力或者经营条件发生重大变化直接影响公司设立的，可以作出不设立公司的决议。

创立大会对前款所列事项作出决议，必须经出席会议的认股人所持表决权过半数通过。

第九十二条 发起人、认股人缴纳股款或者交付抵作股款的出资后，除未按期募足股份、发起人未按期召开创立大会或者创立大会决议不设立公司的情形外，不得抽回其股本。

第九十三条 董事会应于创立大会结束后三十日内，向公司登记机关报送下列文件，申请设立登记：

（一）公司登记申请书；

（二）创立大会的会议记录；

（三）公司章程；

（四）验资证明；

（五）法定代表人、董事、监事的任职文件及其身份证明；

（六）发起人的法人资格证明或者自然人身份证明；

（七）公司住所证明。

以募集方式设立股份有限公司公开发行股票的，还应当向公司登记机关报送国务院证券监督管理机构的核准文件。

第九十四条 股份有限公司成立后，发起人未按照公司章程的规定缴足出资的，应当补缴；其他发起人承担连带责任。

股份有限公司成立后，发现作为设立公司出资的非货币财产的实际价额显著低于公司章程所定价额的，应当由交付该出资的发起人补足其差额；其他发起人承担连带责任。

第九十五条 股份有限公司的发起人应当承担下列责任：

（一）公司不能成立时，对设立行为所产生的债务和费用负连带责任；

（二）公司不能成立时，对认股人已缴纳的股款，负返还股款并加算银行同期存款利息的连带责任；

（三）在公司设立过程中，由于发起人的过失致使公司利益受到损害的，应当对公司承担赔偿责任。

第九十六条 有限责任公司变更为股份有限公司时，折合的实收股本总额不得高于公司净资产额。有限责任公司变更为股份有限公司，为增加资本公开发行股份时，应当依法办理。

第九十七条 股份有限公司应当将公司章程、股东名册、公司债券存根、股东大会会议记录、董事会会议记录、监事会会议记录、财务会计报告置备于本公司。

第九十八条 股东有权查阅公司章程、股东名册、公司债券存根、股东大会会议记录、董事会会议决议、监事会会议决议、财务会计报告，对公司的经营提出建议或者质询。

第二节　股东大会

第九十九条 股份有限公司股东大会由全体股东组成。股东大会是公司的权力机构，依照本法行使职权。

第一百条 本法第三十八条第一款关于有限责任公司股东会职权的规定，适用于股份有限公司股东大会。

第一百零一条 股东大会应当每年召开一次年会。有下列情形之一的，应当在两个月内召开临时股东大会：

（一）董事人数不足本法规定人数或者公司章程所定人数的三分之二时；

（二）公司未弥补的亏损达实收股本总额三分之一时；

（三）单独或者合计持有公司百分之十以上股份的股东请求时；

（四）董事会认为必要时；

（五）监事会提议召开时；

（六）公司章程规定的其他情形。

第一百零二条 股东大会会议由董事会召集，董事长主持；董事长不能履行职务或者不履行职务的，由副董事长主持；副董事长不能履行职务或者不履行职务的，由半数以上董事共同推举一名董事主持。

董事会不能履行或者不履行召集股东大会会议职责的，监事会应当及时召集和主持；监事会不召集和主持的，连续九十日以上单独或者合计持有公司百分之十以上股份的股东可以自行召集和主持。

第一百零三条 召开股东大会会议，应当将会议召开的时间、地点和审议的事项于会议召开二十日前通知各股东；临时股东大会应当于会议召开十五日前通知各股东；发行无记名股票的，应当于会议召开三十日前公告会议召开的时间、地点和审议事项。

单独或者合计持有公司百分之三以上股份的股东，可以在股东大会召开十日前提出临时提案并书面提交董事会；董事会应当在收到提案后二日内通知其他股东，并将该临时提案提交股东大会审议。临时提案的内容应当属于股东大会职权范围，并有明确议题和具体决议事项。

股东大会不得对前两款通知中未列明的事项作出决议。

无记名股票持有人出席股东大会会议的，应当于会议召开五日前至股东大会闭会时将股票交存于公司。

第一百零四条 股东出席股东大会会议，所持每一股份有一表决权。但是，公司持有的本公司股份没有表决权。

股东大会作出决议，必须经出席会议的股东所持表决权过半数通过。但是，股东大会作出修改公司章程、增加或者减少注册资本的决议，以及公司合并、分立、解散或者变更公司形式的决议，必须经出席会议的股东所持表决权的三分之二以上通过。

第一百零五条 本法和公司章程规定公司转让、受让重大资产或者对外提供担保等事项必须经股东大会作出决议的，董事会应当及时召集股东大会会议，由股东大会就上述事项进行表决。

第一百零六条 股东大会选举董事、监事，可以依照公司章程的规定或者股东大会的决议，实行累积投票制。

本法所称累积投票制，是指股东大会选举董事或者监事时，每一股份拥有与应选董事或者监事人数相同的表决权，股东拥有的表决权可以集中使用。

第一百零七条 股东可以委托代理人出席股东大会会议，代理人应当向公司提交股东授权委托书，并在授权范围内行使表决权。

第一百零八条 股东大会应当对所议事项的决定作成会议记录，主持人、出席会议的董事应当在会议记录上签名。会议记录应当与出席股东的签名册及代理出席的委托书一并保存。

第三节　董事会、经理

第一百零九条 股份有限公司设董事会，其成员为五人至十九人。

董事会成员中可以有公司职工代表。董事会中的职工代表由公司职工通过职工代表大会、职工大会或者其他形式民主选举产生。

本法第四十六条关于有限责任公司董事任期的规定，适用于股份有限公司董事。

本法第四十七条关于有限责任公司董事会职权的规定，适用于股份有限公司董事

会。

第一百一十条 董事会设董事长一人，可以设副董事长。董事长和副董事长由董事会以全体董事的过半数选举产生。

董事长召集和主持董事会会议，检查董事会决议的实施情况。副董事长协助董事长工作，董事长不能履行职务或者不履行职务的，由副董事长履行职务；副董事长不能履行职务或者不履行职务的，由半数以上董事共同推举一名董事履行职务。

第一百一十一条 董事会每年度至少召开两次会议，每次会议应当于会议召开十日前通知全体董事和监事。

代表十分之一以上表决权的股东、三分之一以上董事或者监事会，可以提议召开董事会临时会议。董事长应当自接到提议后十日内，召集和主持董事会会议。

董事会召开临时会议，可以另定召集董事会的通知方式和通知时限。

第一百一十二条 董事会会议应有过半数的董事出席方可举行。董事会作出决议，必须经全体董事的过半数通过。

董事会决议的表决，实行一人一票。

第一百一十三条 董事会会议，应由董事本人出席；董事因故不能出席，可以书面委托其他董事代为出席，委托书中应载明授权范围。

董事会应当对会议所议事项的决定作成会议记录，出席会议的董事应当在会议记录上签名。

董事应当对董事会的决议承担责任。董事会的决议违反法律、行政法规或者公司章程、股东大会决议，致使公司遭受严重损失的，参与决议的董事对公司负赔偿责任。但经证明在表决时曾表明异议并记载于会议记录的，该董事可以免除责任。

第一百一十四条 股份有限公司设经理，由董事会决定聘任或者解聘。

本法第五十条关于有限责任公司经理职权的规定，适用于股份有限公司经理。

第一百一十五条 公司董事会可以决定由董事会成员兼任经理。

第一百一十六条 公司不得直接或者通过子公司向董事、监事、高级管理人员提供借款。

第一百一十七条 公司应当定期向股东披露董事、监事、高级管理人员从公司获得报酬的情况。

第四节 监事会

第一百一十八条 股份有限公司设监事会，其成员不得少于三人。

监事会应当包括股东代表和适当比例的公司职工代表，其中职工代表的比例不得低于三分之一，具体比例由公司章程规定。监事会中的职工代表由公司职工通过职工代表大会、职工大会或者其他形式民主选举产生。

监事会设主席一人，可以设副主席。监事会主席和副主席由全体监事过半数选举产生。监事会主席召集和主持监事会会议；监事会主席不能履行职务或者不履行职务的，由监事会副主席召集和主持监事会会议；监事会副主席不能履行职务或者不履行职务的，由半数以上监事共同推举一名监事召集和主持监事会会议。

董事、高级管理人员不得兼任监事。

本法第五十三条关于有限责任公司监事任期的规定，适用于股份有限公司监事。

第一百一十九条 本法第五十四条、第五十五条关于有限责任公司监事会职权的规定，适用于股份有限公司监事会。

监事会行使职权所必需的费用，由公司承担。

第一百二十条 监事会每六个月至少召开一次会议。监事可以提议召开临时监事会会议。

监事会的议事方式和表决程序，除本法有规定的外，由公司章程规定。

监事会决议应当经半数以上监事通过。

监事会应当对所议事项的决定作成会议记录，出席会议的监事应当在会议记录上签名。

第五节　上市公司组织机构的特别规定

第一百二十一条　本法所称上市公司，是指其股票在证券交易所上市交易的股份有限公司。

第一百二十二条　上市公司在一年内购买、出售重大资产或者担保金额超过公司资产总额百分之三十的，应当由股东大会作出决议，并经出席会议的股东所持表决权的三分之二以上通过。

第一百二十三条　上市公司设立独立董事，具体办法由国务院规定。

第一百二十四条　上市公司设董事会秘书，负责公司股东大会和董事会会议的筹备、文件保管以及公司股东资料的管理，办理信息披露事务等事宜。

第一百二十五条　上市公司董事与董事会会议决议事项所涉及的企业有关联关系的，不得对该项决议行使表决权，也不得代理其他董事行使表决权。该董事会会议由过半数的无关联关系董事出席即可举行，董事会会议所作决议须经无关联关系董事过半数通过。出席董事会的无关联关系董事人数不足三人的，应将该事项提交上市公司股东大会审议。

第五章　股份有限公司的股份发行和转让

第一节　股份发行

第一百二十六条　股份有限公司的资本划分为股份，每一股的金额相等。

公司的股份采取股票的形式。股票是公司签发的证明股东所持股份的凭证。

第一百二十七条　股份的发行，实行公平、公正的原则，同种类的每一股份应当具有同等权利。

同次发行的同种类股票，每股的发行条件和价格应当相同；任何单位或者个人所认购的股份，每股应当支付相同价额。

第一百二十八条　股票发行价格可以按票面金额，也可以超过票面金额，但不得低于票面金额。

第一百二十九条　股票采用纸面形式或者国务院证券监督管理机构规定的其他形式。

股票应当载明下列主要事项：

（一）公司名称；

（二）公司成立日期；

（三）股票种类、票面金额及代表的股份数；

（四）股票的编号。

股票由法定代表人签名，公司盖章。

发起人的股票，应当标明发起人股票字样。

第一百三十条　公司发行的股票，可以为记名股票，也可以为无记名股票。

公司向发起人、法人发行的股票，应当为记名股票，并应当记载该发起人、法人的名称或者姓名，不得另立户名或者以代表人姓名记名。

第一百三十一条　公司发行记名股票的，应当置备股东名册，记载下列事项：

（一）股东的姓名或者名称及住所；

（二）各股东所持股份数；

（三）各股东所持股票的编号；
（四）各股东取得股份的日期。
发行无记名股票的，公司应当记载其股票数量、编号及发行日期。

第一百三十二条　国务院可以对公司发行本法规定以外的其他种类的股份，另行作出规定。

第一百三十三条　股份有限公司成立后，即向股东正式交付股票。公司成立前不得向股东交付股票。

第一百三十四条　公司发行新股，股东大会应当对下列事项作出决议：
（一）新股种类及数额；
（二）新股发行价格；
（三）新股发行的起止日期；
（四）向原有股东发行新股的种类及数额。

第一百三十五条　公司经国务院证券监督管理机构核准公开发行新股时，必须公告新股招股说明书和财务会计报告，并制作认股书。

本法第八十八条、第八十九条的规定适用于公司公开发行新股。

第一百三十六条　公司发行新股，可以根据公司经营情况和财务状况，确定其作价方案。

第一百三十七条　公司发行新股募足股款后，必须向公司登记机关办理变更登记，并公告。

第二节　股份转让

第一百三十八条　股东持有的股份可以依法转让。

第一百三十九条　股东转让其股份，应当在依法设立的证券交易场所进行或者按照国务院规定的其他方式进行。

第一百四十条　记名股票，由股东以背书方式或者法律、行政法规规定的其他方式转让；转让后由公司将受让人的姓名或者名称及住所记载于股东名册。

股东大会召开前二十日内或者公司决定分配股利的基准日前五日内，不得进行前款规定的股东名册的变更登记。但是，法律对上市公司股东名册变更登记另有规定的，从其规定。

第一百四十一条　无记名股票的转让，由股东将该股票交付给受让人后即发生转让的效力。

第一百四十二条　发起人持有的本公司股份，自公司成立之日起一年内不得转让。公司公开发行股份前已发行的股份，自公司股票在证券交易所上市交易之日起一年内不得转让。

公司董事、监事、高级管理人员应当向公司申报所持有的本公司的股份及其变动情况，在任职期间每年转让的股份不得超过其所持有本公司股份总数的百分之二十五；所持本公司股份自公司股票上市交易之日起一年内不得转让。上述人员离职后半年内，不得转让其所持有的本公司股份。公司章程可以对公司董事、监事、高级管理人员转让其所持有的本公司股份作出其他限制性规定。

第一百四十三条　公司不得收购本公司股份。但是，有下列情形之一的除外：
（一）减少公司注册资本；
（二）与持有本公司股份的其他公司合并；
（三）将股份奖励给本公司职工；
（四）股东因对股东大会作出的公司合并、分立决议持异议，要求公司收购其股份的。

公司因前款第（一）项至第（三）项的原因收购本公司股份的，应当经股东大会决议。公司依照前款规定收购本公司股份后，属于第（一）项情形的，应当自收购之日起十日内注销；属于第（二）项、第（四）项情形的，应当在六个月内转让或者注销。

公司依照第一款第（三）项规定收购的本公司股份，不得超过本公司已发行股份总额的百分之五；用于收购的资金应当从公司的税后利润中支出；所收购的股份应当在一年内转让给职工。

公司不得接受本公司的股票作为质押权的标的。

第一百四十四条 记名股票被盗、遗失或者灭失，股东可以依照《中华人民共和国民事诉讼法》规定的公示催告程序，请求人民法院宣告该股票失效。人民法院宣告该股票失效后，股东可以向公司申请补发股票。

第一百四十五条 上市公司的股票，依照有关法律、行政法规及证券交易所交易规则上市交易。

第一百四十六条 上市公司必须依照法律、行政法规的规定，公开其财务状况、经营情况及重大诉讼，在每会计年度内半年公布一次财务会计报告。

第六章 公司董事、监事、高级管理人员的资格和义务

第一百四十七条 有下列情形之一的，不得担任公司的董事、监事、高级管理人员：

（一）无民事行为能力或者限制民事行为能力；

（二）因贪污、贿赂、侵占财产、挪用财产或者破坏社会主义市场经济秩序，被判处刑罚，执行期满未逾五年，或者因犯罪被剥夺政治权利，执行期满未逾五年；

（三）担任破产清算的公司、企业的董事或者厂长、经理，对该公司、企业的破产负有个人责任的，自该公司、企业破产清算完结之日起未逾三年；

（四）担任因违法被吊销营业执照、责令关闭的公司、企业的法定代表人，并负有个人责任的，自该公司、企业被吊销营业执照之日起未逾三年；

（五）个人所负数额较大的债务到期未清偿。

公司违反前款规定选举、委派董事、监事或者聘任高级管理人员的，该选举、委派或者聘任无效。

董事、监事、高级管理人员在任职期间出现本条第一款所列情形的，公司应当解除其职务。

第一百四十八条 董事、监事、高级管理人员应当遵守法律、行政法规和公司章程，对公司负有忠实义务和勤勉义务。

董事、监事、高级管理人员不得利用职权收受贿赂或者其他非法收入，不得侵占公司的财产。

第一百四十九条 董事、高级管理人员不得有下列行为：

（一）挪用公司资金；

（二）将公司资金以其个人名义或者以其他个人名义开立账户存储；

（三）违反公司章程的规定，未经股东会、股东大会或者董事会同意，将公司资金借贷给他人或者以公司财产为他人提供担保；

（四）违反公司章程的规定或者未经股东会、股东大会同意，与本公司订立合同或者进行交易；

（五）未经股东会或者股东大会同意，利用职务便利为自己或者他人谋取属于公司的商业机会，自营或者为他人经营与所任职公司同类的业务；

（六）接受他人与公司交易的佣金归为己有；

（七）擅自披露公司秘密；

（八）违反对公司忠实义务的其他行为。

董事、高级管理人员违反前款规定所得的收入应当归公司所有。

第一百五十条 董事、监事、高级管理人员执行公司职务时违反法律、行政法规或者公司章程的规定，给公司造成损失的，应当承担赔偿责任。

第一百五十一条 股东会或者股东大会要求董事、监事、高级管理人员列席会议的，董事、监事、高级管理人员应当列席并接受股东的质询。

董事、高级管理人员应当如实向监事会或者不设监事会的有限责任公司的监事提供有关情况和资料，不得妨碍监事会或者监事行使职权。

第一百五十二条 董事、高级管理人员有本法第一百五十条规定的情形的，有限责任公司的股东、股份有限公司连续一百八十日以上单独或者合计持有公司百分之一以上股份的股东，可以书面请求监事会或者不设监事会的有限责任公司的监事向人民法院提起诉讼；监事有本法第一百五十条规定的情形的，前述股东可以书面请求董事会或者不设董事会的有限责任公司的执行董事向人民法院提起诉讼。

监事会、不设监事会的有限责任公司的监事，或者董事会、执行董事收到前款规定的股东书面请求后拒绝提起诉讼，或者自收到请求之日起三十日内未提起诉讼，或者情况紧急、不立即提起诉讼将会使公司利益受到难以弥补的损害的，前款规定的股东有权为了公司的利益以自己的名义直接向人民法院提起诉讼。

他人侵犯公司合法权益，给公司造成损失的，本条第一款规定的股东可以依照前两款的规定向人民法院提起诉讼。

第一百五十三条 董事、高级管理人员违反法律、行政法规或者公司章程的规定，损害股东利益的，股东可以向人民法院提起诉讼。

第七章　公司债券

第一百五十四条 本法所称公司债券，是指公司依照法定程序发行、约定在一定期限还本付息的有价证券。

公司发行公司债券应当符合《中华人民共和国证券法》规定的发行条件。

第一百五十五条 发行公司债券的申请经国务院授权的部门核准后，应当公告公司债券募集办法。

公司债券募集办法中应当载明下列主要事项：

（一）公司名称；

（二）债券募集资金的用途；

（三）债券总额和债券的票面金额；

（四）债券利率的确定方式；

（五）还本付息的期限和方式；

（六）债券担保情况；

（七）债券的发行价格、发行的起止日期；

（八）公司净资产额；

（九）已发行的尚未到期的公司债券总额；

（十）公司债券的承销机构。

第一百五十六条 公司以实物券方式发行公司债券的，必须在债券上载明公司名称、债券票面金额、利率、偿还期限等事项，并由法定代表人签名，公司盖章。

第一百五十七条 公司债券，可以为记名债券，也可以为无记名债券。

第一百五十八条 公司发行公司债券应当置备公司债券存根簿。

发行记名公司债券的，应当在公司债券存根簿上载明下列事项：

（一）债券持有人的姓名或者名称及住所；
（二）债券持有人取得债券的日期及债券的编号；
（三）债券总额，债券的票面金额、利率、还本付息的期限和方式；
（四）债券的发行日期。

发行无记名公司债券的，应当在公司债券存根簿上载明债券总额、利率、偿还期限和方式、发行日期及债券的编号。

第一百五十九条　记名公司债券的登记结算机构应当建立债券登记、存管、付息、兑付等相关制度。

第一百六十条　公司债券可以转让，转让价格由转让人与受让人约定。

公司债券在证券交易所上市交易的，按照证券交易所的交易规则转让。

第一百六十一条　记名公司债券，由债券持有人以背书方式或者法律、行政法规规定的其他方式转让；转让后由公司将受让人的姓名或者名称及住所记载于公司债券存根簿。

无记名公司债券的转让，由债券持有人将该债券交付给受让人后即发生转让的效力。

第一百六十二条　上市公司经股东大会决议可以发行可转换为股票的公司债券，并在公司债券募集办法中规定具体的转换办法。上市公司发行可转换为股票的公司债券，应当报国务院证券监督管理机构核准。

发行可转换为股票的公司债券，应当在债券上标明可转换公司债券字样，并在公司债券存根簿上载明可转换公司债券的数额。

第一百六十三条　发行可转换为股票的公司债券的，公司应当按照其转换办法向债券持有人换发股票，但债券持有人对转换股票或者不转换股票有选择权。

第八章　公司财务、会计

第一百六十四条　公司应当依照法律、行政法规和国务院财政部门的规定建立本公司的财务、会计制度。

第一百六十五条　公司应当在每一会计年度终了时编制财务会计报告，并依法经会计师事务所审计。

财务会计报告应当依照法律、行政法规和国务院财政部门的规定制作。

第一百六十六条　有限责任公司应当依照公司章程规定的期限将财务会计报告送交各股东。

股份有限公司的财务会计报告应当在召开股东大会年会的二十日前置备于本公司，供股东查阅；公开发行股票的股份有限公司必须公告其财务会计报告。

第一百六十七条　公司分配当年税后利润时，应当提取利润的百分之十列入公司法定公积金。公司法定公积金累计额为公司注册资本的百分之五十以上的，可以不再提取。

公司的法定公积金不足以弥补以前年度亏损的，在依照前款规定提取法定公积金之前，应当先用当年利润弥补亏损。

公司从税后利润中提取法定公积金后，经股东会或者股东大会决议，还可以从税后利润中提取任意公积金。

公司弥补亏损和提取公积金后所余税后利润，有限责任公司依照本法第三十五条的规定分配；股份有限公司按照股东持有的股份比例分配，但股份有限公司章程规定不按持股比例分配的除外。

股东会、股东大会或者董事会违反前款规定，在公司弥补亏损和提取法定公积金之前向股东分配利润的，股东必须将违反规定分配的利润退还公司。

公司持有的本公司股份不得分配利润。

第一百六十八条 股份有限公司以超过股票票面金额的发行价格发行股份所得的溢价款以及国务院财政部门规定列入资本公积金的其他收入，应当列为公司资本公积金。

第一百六十九条 公司的公积金用于弥补公司的亏损、扩大公司生产经营或者转为增加公司资本。但是，资本公积金不得用于弥补公司的亏损。

法定公积金转为资本时，所留存的该项公积金不得少于转增前公司注册资本的百分之二十五。

第一百七十条 公司聘用、解聘承办公司审计业务的会计师事务所，依照公司章程的规定，由股东会、股东大会或者董事会决定。

公司股东会、股东大会或者董事会就解聘会计师事务所进行表决时，应当允许会计师事务所陈述意见。

第一百七十一条 公司应当向聘用的会计师事务所提供真实、完整的会计凭证、会计账簿、财务会计报告及其他会计资料，不得拒绝、隐匿、谎报。

第一百七十二条 公司除法定的会计账簿外，不得另立会计账簿。

对公司资产，不得以任何个人名义开立账户存储。

第九章　公司合并、分立、增资、减资

第一百七十三条 公司合并可以采取吸收合并或者新设合并。

一个公司吸收其他公司为吸收合并，被吸收的公司解散。两个以上公司合并设立一个新的公司为新设合并，合并各方解散。

第一百七十四条 公司合并，应当由合并各方签订合并协议，并编制资产负债表及财产清单。公司应当自作出合并决议之日起十日内通知债权人，并于三十日内在报纸上公告。债权人自接到通知书之日起三十日内，未接到通知书的自公告之日起四十五日内，可以要求公司清偿债务或者提供相应的担保。

第一百七十五条 公司合并时，合并各方的债权、债务，应当由合并后存续的公司或者新设的公司承继。

第一百七十六条 公司分立，其财产作相应的分割。

公司分立，应当编制资产负债表及财产清单。公司应当自作出分立决议之日起十日内通知债权人，并于三十日内在报纸上公告。

第一百七十七条 公司分立前的债务由分立后的公司承担连带责任。但是，公司在分立前与债权人就债务清偿达成的书面协议另有约定的除外。

第一百七十八条 公司需要减少注册资本时，必须编制资产负债表及财产清单。

公司应当自作出减少注册资本决议之日起十日内通知债权人，并于三十日内在报纸上公告。债权人自接到通知书之日起三十日内，未接到通知书的自公告之日起四十五日内，有权要求公司清偿债务或者提供相应的担保。

公司减资后的注册资本不得低于法定的最低限额。

第一百七十九条 有限责任公司增加注册资本时，股东认缴新增资本的出资，依照本法设立有限责任公司缴纳出资的有关规定执行。

股份有限公司为增加注册资本发行新股时，股东认购新股，依照本法设立股份有限公司缴纳股款的有关规定执行。

第一百八十条 公司合并或者分立，登记事项发生变更的，应当依法向公司登记机关办理变更登记；公司解散的，应当依法办理公司注销登记；设立新公司的，应当依法办理公司设立登记。

公司增加或者减少注册资本，应当依法向公司登记机关办理变更登记。

第十章　公司解散和清算

第一百八十一条　公司因下列原因解散：

（一）公司章程规定的营业期限届满或者公司章程规定的其他解散事由出现；

（二）股东会或者股东大会决议解散；

（三）因公司合并或者分立需要解散；

（四）依法被吊销营业执照、责令关闭或者被撤销；

（五）人民法院依照本法第一百八十三条的规定予以解散。

第一百八十二条　公司有本法第一百八十一条第（一）项情形的，可以通过修改公司章程而存续。

依照前款规定修改公司章程，有限责任公司须经持有三分之二以上表决权的股东通过，股份有限公司须经出席股东大会会议的股东所持表决权的三分之二以上通过。

第一百八十三条　公司经营管理发生严重困难，继续存续会使股东利益受到重大损失，通过其他途径不能解决的，持有公司全部股东表决权百分之十以上的股东，可以请求人民法院解散公司。

第一百八十四条　公司因本法第一百八十一条第（一）项、第（二）项、第（四）项、第（五）项规定而解散的，应当在解散事由出现之日起十五日内成立清算组，开始清算。有限责任公司的清算组由股东组成，股份有限公司的清算组由董事或者股东大会确定的人员组成。逾期不成立清算组进行清算的，债权人可以申请人民法院指定有关人员组成清算组进行清算。人民法院应当受理该申请，并及时组织清算组进行清算。

第一百八十五条　清算组在清算期间行使下列职权：

（一）清理公司财产，分别编制资产负债表和财产清单；

（二）通知、公告债权人；

（三）处理与清算有关的公司未了结的业务；

（四）清缴所欠税款以及清算过程中产生的税款；

（五）清理债权、债务；

（六）处理公司清偿债务后的剩余财产；

（七）代表公司参与民事诉讼活动。

第一百八十六条　清算组应当自成立之日起十日内通知债权人，并于六十日内在报纸上公告。债权人应当自接到通知书之日起三十日内，未接到通知书的自公告之日起四十五日内，向清算组申报其债权。

债权人申报债权，应当说明债权的有关事项，并提供证明材料。清算组应当对债权进行登记。

在申报债权期间，清算组不得对债权人进行清偿。

第一百八十七条　清算组在清理公司财产、编制资产负债表和财产清单后，应当制定清算方案，并报股东会、股东大会或者人民法院确认。

公司财产在分别支付清算费用、职工的工资、社会保险费用和法定补偿金，缴纳所欠税款，清偿公司债务后的剩余财产，有限责任公司按照股东的出资比例分配，股份有限公司按照股东持有的股份比例分配。

清算期间，公司存续，但不得开展与清算无关的经营活动。公司财产在未依照前款规定清偿前，不得分配给股东。

第一百八十八条　清算组在清理公司财产、编制资产负债表和财产清单后，发现公司财产不足清偿债务的，应当依法向人民法院申请宣告破产。

公司经人民法院裁定宣告破产后，清算组应当将清算事务移交给人民法院。

第一百八十九条　公司清算结束后，清算组应当制作清算报告，报股东会、股东大会或者人民法院确认，并报送公司登记机关，申请注销公司登记，公告公司终止。

第一百九十条　清算组成员应当忠于职守，依法履行清算义务。

清算组成员不得利用职权收受贿赂或者其他非法收入，不得侵占公司财产。

清算组成员因故意或者重大过失给公司或者债权人造成损失的，应当承担赔偿责任。

第一百九十一条　公司被依法宣告破产的，依照有关企业破产的法律实施破产清算。

第十一章　外国公司的分支机构

第一百九十二条　本法所称外国公司是指依照外国法律在中国境外设立的公司。

第一百九十三条　外国公司在中国境内设立分支机构，必须向中国主管机关提出申请，并提交其公司章程、所属国的公司登记证书等有关文件，经批准后，向公司登记机关依法办理登记，领取营业执照。

外国公司分支机构的审批办法由国务院另行规定。

第一百九十四条　外国公司在中国境内设立分支机构，必须在中国境内指定负责该分支机构的代表人或者代理人，并向该分支机构拨付与其所从事的经营活动相适应的资金。

对外国公司分支机构的经营资金需要规定最低限额的，由国务院另行规定。

第一百九十五条　外国公司的分支机构应当在其名称中标明该外国公司的国籍及责任形式。

外国公司的分支机构应当在本机构中置备该外国公司章程。

第一百九十六条　外国公司在中国境内设立的分支机构不具有中国法人资格。

外国公司对其分支机构在中国境内进行经营活动承担民事责任。

第一百九十七条　经批准设立的外国公司分支机构，在中国境内从事业务活动，必须遵守中国的法律，不得损害中国的社会公共利益，其合法权益受中国法律保护。

第一百九十八条　外国公司撤销其在中国境内的分支机构时，必须依法清偿债务，依照本法有关公司清算程序的规定进行清算。未清偿债务之前，不得将其分支机构的财产移至中国境外。

第十二章　法律责任

第一百九十九条　违反本法规定，虚报注册资本、提交虚假材料或者采取其他欺诈手段隐瞒重要事实取得公司登记的，由公司登记机关责令改正，对虚报注册资本的公司，处以虚报注册资本金额百分之五以上百分之十五以下的罚款；对提交虚假材料或者采取其他欺诈手段隐瞒重要事实的公司，处以五万元以上五十万元以下的罚款；情节严重的，撤销公司登记或者吊销营业执照。

第二百条　公司的发起人、股东虚假出资，未交付或者未按期交付作为出资的货币或者非货币财产的，由公司登记机关责令改正，处以虚假出资金额百分之五以上百分之十五以下的罚款。

第二百零一条　公司的发起人、股东在公司成立后，抽逃其出资的，由公司登记机关责令改正，处以所抽逃出资金额百分之五以上百分之十五以下的罚款。

第二百零二条　公司违反本法规定，在法定的会计账簿以外另立会计账簿的，由县级以上人民政府财政部门责令改正，处以五万元以上五十万元以下的罚款。

第二百零三条　公司在依法向有关主管部门提供的财务会计报告等材料上作虚假记载或者隐瞒重要事实的，由有关主管部门对直接负责的主管人员和其他直接责任人

员处以三万元以上三十万元以下的罚款。

第二百零四条 公司不依照本法规定提取法定公积金的，由县级以上人民政府财政部门责令如数补足应当提取的金额，可以对公司处以二十万元以下的罚款。

第二百零五条 公司在合并、分立、减少注册资本或者进行清算时，不依照本法规定通知或者公告债权人的，由公司登记机关责令改正，对公司处以一万元以上十万元以下的罚款。

公司在进行清算时，隐匿财产，对资产负债表或者财产清单作虚假记载或者在未清偿债务前分配公司财产的，由公司登记机关责令改正，对公司处以隐匿财产或者未清偿债务前分配公司财产金额百分之五以上百分之十以下的罚款；对直接负责的主管人员和其他直接责任人员处以一万元以上十万元以下的罚款。

第二百零六条 公司在清算期间开展与清算无关的经营活动的，由公司登记机关予以警告，没收违法所得。

第二百零七条 清算组不依照本法规定向公司登记机关报送清算报告，或者报送清算报告隐瞒重要事实或者有重大遗漏的，由公司登记机关责令改正。

清算组成员利用职权徇私舞弊、谋取非法收入或者侵占公司财产的，由公司登记机关责令退还公司财产，没收违法所得，并可以处以违法所得一倍以上五倍以下的罚款。

第二百零八条 承担资产评估、验资或者验证的机构提供虚假材料的，由公司登记机关没收违法所得，处以违法所得一倍以上五倍以下的罚款，并可以由有关主管部门依法责令该机构停业、吊销直接责任人员的资格证书，吊销营业执照。

承担资产评估、验资或者验证的机构因过失提供有重大遗漏的报告的，由公司登记机关责令改正，情节较重的，处以所得收入一倍以上五倍以下的罚款，并可以由有关主管部门依法责令该机构停业、吊销直接责任人员的资格证书，吊销营业执照。

承担资产评估、验资或者验证的机构因其出具的评估结果、验资或者验证证明不实，给公司债权人造成损失的，除能够证明自己没有过错的外，在其评估或者证明不实的金额范围内承担赔偿责任。

第二百零九条 公司登记机关对不符合本法规定条件的登记申请予以登记，或者对符合本法规定条件的登记申请不予登记的，对直接负责的主管人员和其他直接责任人员，依法给予行政处分。

第二百一十条 公司登记机关的上级部门强令公司登记机关对不符合本法规定条件的登记申请予以登记，或者对符合本法规定条件的登记申请不予登记的，或者对违法登记进行包庇的，对直接负责的主管人员和其他直接责任人员依法给予行政处分。

第二百一十一条 未依法登记为有限责任公司或者股份有限公司，而冒用有限责任公司或者股份有限公司名义的，或者未依法登记为有限责任公司或者股份有限公司的分公司，而冒用有限责任公司或者股份有限公司的分公司名义的，由公司登记机关责令改正或者予以取缔，可以并处十万元以下的罚款。

第二百一十二条 公司成立后无正当理由超过六个月未开业的，或者开业后自行停业连续六个月以上的，可以由公司登记机关吊销营业执照。

公司登记事项发生变更时，未依照本法规定办理有关变更登记的，由公司登记机关责令限期登记；逾期不登记的，处以一万元以上十万元以下的罚款。

第二百一十三条 外国公司违反本法规定，擅自在中国境内设立分支机构的，由公司登记机关责令改正或者关闭，可以并处五万元以上二十万元以下的罚款。

第二百一十四条 利用公司名义从事危害国家安全、社会公共利益的严重违法行为的，吊销营业执照。

第二百一十五条 公司违反本法规定，应当承担民事赔偿责任和缴纳罚款、罚金的，其财产不足以支付时，先承担民事赔偿责任。

第二百一十六条 违反本法规定，构成犯罪的，依法追究刑事责任。

第十三章 附 则

第二百一十七条 本法下列用语的含义：

（一）高级管理人员，是指公司的经理、副经理、财务负责人，上市公司董事会秘书和公司章程规定的其他人员。

（二）控股股东，是指其出资额占有限责任公司资本总额百分之五十以上或者其持有的股份占股份有限公司股本总额百分之五十以上的股东；出资额或者持有股份的比例虽然不足百分之五十，但依其出资额或者持有的股份所享有的表决权已足以对股东会、股东大会的决议产生重大影响的股东。

（三）实际控制人，是指虽不是公司的股东，但通过投资关系、协议或者其他安排，能够实际支配公司行为的人。

（四）关联关系，是指公司控股股东、实际控制人、董事、监事、高级管理人员与其直接或者间接控制的企业之间的关系，以及可能导致公司利益转移的其他关系。但是，国家控股的企业之间不仅因为同受国家控股而具有关联关系。

第二百一十八条 外商投资的有限责任公司和股份有限公司适用本法；有关外商投资的法律另有规定的，适用其规定。

第二百一十九条 本法自 2006 年 1 月 1 日起施行。

http://www.gov.cn/ziliao/flfg/2005-10/28/content_85478.htm

Company Law of the People's Republic of China

(iSinoLaw Reference ID: 76611 -10009128)

The revised Company Law of the People's Republic of China was adopted at the 18th Meeting of the Standing Committee of the Tenth National People's Congress of the People's Republic of China on October 27, 2005, is hereby promulgated and shall come into effect as of January 1, 2006.

The President of the People's Republic of China: Hu Jintao
October 27, 2005

(Adopted at the fifth meeting of the standing committee of the eighth National People's Congress on December 29, 1993, revised for the first time in accordance with the Decision on Amending the Company Law of the People's Republic of China adopted at the 13th meeting of the Standing Committee of the 9th National People's Congress on December 25, 1999; revised for the second time in accordance with the Decision on Amending the Company Law of the People's Republic of China adopted at the 11th Meeting of the Standing Committee of the tenth National People's Congress on August 28, 2004; and revised for the third time in accordance with the Decision on Amending the Company Law of the People's Republic of China adopted at the 18th Meeting of the Standing Committee of the tenth National People's Congress on October 27, 2005)

Chapter 1 <u>General Provisions</u>

Article 1 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-1-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
This Law is enacted in order to standardize the organization and activities of companies, to protect the legitimate rights and interests of companies, shareholders and creditors, to maintain socio-economic order and to promote the development of the socialist market economy.

Article 2 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-1-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
The Term "company" referred to in this Law shall mean a limited liability company or a joint stock limited company incorporated within the territory of the People's Republic of China in accordance with this Law.

Article 3 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-1-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
A company is an enterprise legal person, has independent property of legal person, and shall enjoy the right to the entire property of the legal person. A company shall be liable for its debts to the extent of all its assets.

In the case of a limited liability company, shareholders shall assume liability towards the company to the extent of the amount of the capital contribution subscribed for by them

respectively; in the case of a joint stock limited company, shareholders shall assume liability towards the company to the extent of the shares subscribed for by them respectively.

Article 4 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-1-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
The shareholders of a company shall, according to law, enjoy such rights of owners as benefiting from assets of the company, making major decisions and selecting managerial personnel.

Article 5 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-1-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
A company must, when engaging in business activities, abide by the laws and administrative regulations, observe social morals and commercial ethics, be in integrity and good faith, accept supervision of the government and the public, and undertake social liability.

The legitimate rights and interests of companies shall be protected by law and shall be inviolable.

Article 6 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-1-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Application shall be made to the company registration authority for registration of the incorporation of a company. Companies meeting the conditions on incorporation provided by this Law shall be registered as limited liability companies or joint stock limited companies respectively; while companies failing to meet the conditions on incorporation provided by this Law shall not be registered as limited liability companies or joint stock limited companies.

If the incorporation of a company must be reported for approval in accordance with the provisions of laws or administrative regulations, the procedure for approval shall be handled prior to the registration of the company according to law.

The public may apply to the company registration authority for enquiry of the registered items of a company, and the company registration authority shall provide the service of such enquiry.

Article 7 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-1-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
The company registration authority shall issue a business license to a company incorporated according to law. The date of the issuance of the company's business license shall be the date of the incorporation of the company.

The business license of the company shall state such matters as the name, domicile, registered capital, business scope and the name of the legal representative of the company.

In case of any change in any item recorded in the company's business license, the company shall apply for registration of the change according to law, and the company registration authority shall reissue the business license.

Article 8 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-1-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and

isenglish>=1&channelid=76608
A limited liability company established according to this Law must clearly indicate the words "limited Liability company" in its name.

A joint stock limited company established according to this Law must clearly indicate the words "joint limited company" in its name.

Article 9 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-1-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
If a limited liability company is to be converted into a joint stock limited company, it shall satisfy the requirements for a joint stock limited company stipulated by this Law. If a joint stock limited company is to be converted into a limited liability company, it shall satisfy the requirements for a limited liability company stipulated by this Law.

Where a limited liability company is converted into a joint stock limited company or a joint stock limited company is converted into a limited liability company, the claims and debts of the original company shall be succeeded to the converted company.

Article 10 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-1-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
A company's domicile shall be the place where its main administrative organization is located.

Article 11
Articles of association must be formulated according to law when a company is incorporated. A company's articles of association shall have binding force on the company, its shareholders, directors, supervisors and senior executives.

Article 12 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-1-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
A company's scope of business shall be defined in its articles of association and registered according to law. The company may revise its articles of association and change its business scope, provided that it shall apply for registration of such revision and change.

Items within the company's business scope that shall be subject to approval under laws, administrative regulations shall be approved according to law.

Article 13 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-1-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
The post of a company's legal representative shall be held by the chairman of the board of directors, executive director or the manager of the company and shall be registered according to law. If the company's legal representative is changed, the company shall handle the procedure for registration of the change.

Article 14 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-1-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
A company may establish branches. The company shall, if establishing branches, apply to the company registration authority for registration of the establishment and acquire the business

license of the branches. The branches do not possess the status of legal person and their civil liabilities shall be borne by the company.

A company may establish subsidiaries, which shall possess the status of legal person, and shall independently bear civil liabilities according to law.

Article 15 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-1-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
A company may invest in other enterprises; provided that, the company shall not become the investor undertaking the joint and several liability for the debts of the invested enterprises, except as otherwise provided by laws.

Article 16 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-1-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Where a company is to invest in other enterprise or provide guarantee for others, it shall be decided by the board of directors or the shareholders meeting or the shareholders general meeting in accordance with the provisions of its articles of association; if the articles of association of the company stipulate the limit of the total amount of the investment or the guarantee, or the amount of the investment or the guarantee in single item, then, the limit shall not be exceeded.

If a company is to provide guarantee for its shareholders or actual controllers, it shall be decided by the shareholders meeting or the shareholders general meeting.

The shareholders as provided in the preceding Paragraph and the shareholders controlled by the actual controllers as provided in the preceding Paragraph shall not participate in the voting for the matter provided in the preceding Paragraph. Such voting shall be passed based on more than half of the voting rights held by other shareholders attending the meeting.

Article 17 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-1-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Companies must protect the lawful rights and interest of their staff and workers, sign labor contracts with their staff and workers according to law, participate in social insurance, and strengthen labor protection so as to achieve safety in production.

Companies shall apply various forms to strengthen professional education and on-the-job training for their staff and workers so as to improve their quality.

Article 18
Company's staff and workers shall, in accordance with the Trade Union Law of the People's Republic of China, organize a trade union to carry out the trade union activities and protect the lawful rights and interests of the staff and workers. The company shall provide its trade union with conditions necessary for carrying out its activities. The trade union of the company shall, on behalf of the staff and works of the company and according to law, sign with the company a collective contract on such matters as labor salaries, working hours, welfare, insurance and labor safety and health of the staff and works.

Companies shall, through the staff and workers congress or other forms, practice democratic management in accordance with the provisions of the Constitution and relevant laws.

If a company is to make decision on system reform, major issues on business operation or formulation of important rules and regulations, it shall solicit the opinions of its trade union,

and solicit the opinions and suggestions of its staff and workers through the staff and workers congress or other forms.

Article 19 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-1-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
In accordance with the Constitution of the Communist Party of China, the organization of the Communist Party of China shall be established in a company so as to carry out their activities of the communist Party. The company shall provide its communist organization with conditions necessary for carrying out its activities.

Article 20 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-1-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
The shareholders of a company shall abide by laws, administrative regulations and the articles of association of the company, exercise their rights according to law, and shall not abuse their rights to damage the interests of the company or other shareholders nor abuse the independent status of corporate legal person and shareholders' limited liability to damage the interests of the company's creditors.

The shareholders, who abuse their rights so as to cause losses to the company or other shareholders, shall undertake the liability for compensation.

If the shareholders of a company abuse the independent status of corporate legal person and shareholders' limited liability to avoid debts and damage the interests of the company's creditors, they shall undertake the joint and several liability for the company's debts.

Article 21 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-1-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
The holding shareholders, actual controllers, directors, supervisors, senior executives of a company shall not, by taking advantage of their affiliate relationship, damage the interests of the company.

They shall, in violation of the provisions of the preceding Paragraph, undertake the liability for compensation if any loss is caused to the company thereby.

Article 22 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-1-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
The contents in the resolutions of the shareholders meeting or the shareholders general meeting or the board of directors of a company, if in violation of the laws or administrative regulations, shall be null and void.

If the procedure for convening meetings or the voting method of the shareholders meeting or the shareholders general meeting or the board of directors of a company are in violation of the laws, administrative regulations or the articles of association of the company, or the contents in the resolutions thereof are in violation of the articles of association, the shareholders of the company may, within 60 days upon the date of making the resolution, request the people's court to cancel them.

If the shareholders bring a lawsuit in accordance with the provisions of the preceding Paragraph, the people's court may, upon the request the company, require the shareholders to provide the relevant guarantee.

If the company has handled the procedure for registration of change in accordance with such resolutions of its shareholders meeting or the shareholders general meeting or the board of directors, the people's court shall declare such resolutions invalid, or, after such resolutions are cancelled, the company shall apply to the company registration authority for cancellation of the registration of change.

Chapter 2 Incorporation and Organizational Structure of the Limited Liability Companies

Section 1 Incorporation

Article 23 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
The following conditions shall be fulfilled for the incorporation of a limited liability company:

(1) the number of shareholders shall conform to the statutory number;

(2) the capital contributions of the shareholders shall reach the statutory minimum amount of capital;

(3) the shareholders shall have jointly formulated the articles of association of the company;

(4) the company shall have a name and an organizational structure established in compliance with the requirements for a limited liability company; and

(5) the company shall have a domicile.

Article 24 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
A limited liability company shall be jointly invested in and incorporated by not more than 50 shareholders.

Article 25 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
The articles of association of a limited liability company shall specify the following particulars:

(1) the name and domicile of the company;

(2) the scope of business of the company;

(3) the registered capital of the company;

(4) the names or titles of the shareholders;

(5) the method and amount of capital contributions by the shareholder;

(6) the organization of the company, its method of creation, functions and powers and the rules of procedure;

(7) the legal representative of the company;

(8) other items which the shareholders meetings deem necessary to be specified.

The shareholders shall sign and affix their seals to the company's articles of association.

Article 26 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
The registered capital of a limited liability company shall be the amount of the capital contributions subscribed for by all of its shareholders as registered with the company registration authority. The amount of initial capital contributions paid by all the shareholders of the company shall not be less than 20% of the registered capital of the company nor less than the statutory minimum amount of registered capital, and the remaining of the registered capital may be paid up by the shareholders within two year upon the incorporation of the company, provided that, in case of a investment company, it may be paid up within five years upon the incorporation of the company.

The minimum amount of the registered capital of a limited liability company shall be RMB 30,000. If a higher minimum amount of the registered capital of a limited liability company than that as stipulated in the preceding sentence is provided by laws or administrative regulations, such provisions shall prevail.

Article 27 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
A shareholder may make its capital contributions to a company in currency or by contributing such non-currency property as material objects, intellectual property rights, land-use rights at their appraised value that may be evaluated in currency and may be transferred according to law; except those properties that shall not be contributed as capital in accordance with the provisions of laws or administrative regulations.

The non-currency property contributed as capital shall undergo an appraisal, valuation and verification, and shall not be overvalued or undervalued. If the appraisal and valuation of such property is provided by laws or administrative regulations, such provisions shall apply.

The amount of capital contribution in currency by all shareholders shall not be less than 30% of the registered capital of the limited liability company.

Article 28 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Each shareholder shall make in full the amount of the capital contribution subscribed for by it under the articles of association of the company. Where a shareholder makes its capital contribution in currency, it shall deposit the full amount of such capital contribution in currency in the bank account opened by the limited liability company. Where a shareholder makes its capital contribution in the form of non-currency property, the transfer procedures for the property rights shall be handled according to law.

Shareholders failing to make the capital contributions in accordance with the preceding Paragraph shall be liable for breach of contract towards the shareholders who have made their capital contributions in full and on time.

Article 29 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
After all shareholders have made their capital contribution in full, such contributions must be

verified by a statutory capital verification institution which shall issue capital verification certificates.

Article 30 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

After the total capital contributions of the shareholders have been verified by a statutory capital verification institution, application shall be made to the company registration authority for registration of the incorporation of the company by a representative designated by all the shareholders or by an agent jointly entrusted by them, who shall submit such documents as an application for registration, the articles of association and the capital verification certificate.

Article 31 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

Where, after the incorporation of a limited liability company, it is discovered that the actual value of the non-currency property as capital is notably less than the value stated in the articles of association, the shareholders that made such contributions shall make up the deficiency; those who are shareholders at the time of the incorporation of the company shall bear joint and several liability therefor.

Article 32 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

After a limited liability company has been incorporated, it shall issue capital contribution certificates to its shareholders.

A capital contribution certificate shall specify the following items:

(1) the name of the company;

(2) the date of the incorporation of the company;

(3) the registered capital of the company;

(4) the names or titles of the shareholders, the amount and date of their capital contribution; and

(5) the serial number of the capital contribution certificate and the date of its verification and issuance.

A capital contribution certificate shall bear the seal of the company on it.

Article 33 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

A limited liability company shall prepare a roster of its shareholders with the following items therein:

(1) the names or titles and domiciles of the shareholders;

(2) the amounts of capital contributions of the shareholders; and

(3) the serial numbers of the capital contribution certificates.

The shareholders recorded in the roster may claim to exercise the shareholder's right based on the roster.

The company shall register with the company registration authority the names or titles and the amounts of capital contributions of its shareholders; in case of change of such registered items, the registration of the change shall be handled. If the company fails to register such items or such change, it shall not counter any third party.

Article 34 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
A shareholder shall have the right to look up and copy the articles of association, the minutes of shareholders meetings, the resolutions of the meeting of the board of directors, the resolutions of the meetings of the supervisory board and the financial statements of the company.

The shareholders may require to look up the accounting books of the company. A shareholder shall, if requiring to look up the accounting books of the company, submit to the company a written request specifying the purpose. If the company reasonably holds that the shareholder's request for looking up the accounting books is for undue purpose and may damage the legal interests of the company, it may refuse to provide the access to the accounting books, and shall, within 15 days upon its receipt of the shareholder's written request, give to the shareholder a written reply specifying the reason. If the company refuses to provide the access to the accounting books, the shareholder may request the people's court to require the company to provide the access to the accounting books.

Article 35 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Shareholders shall draw dividends in proportion to their paid-up capital contributions. Where a company increases capital, the existing shareholders shall have the priority to subscribe for new shares in proportion to their paid-up capital contributions, except as otherwise agreed by all the shareholders.

Article 36 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Once a company is incorporated, its shareholders shall not withdraw their capital contributions.

Section 2 Organizational Structure

Article 37 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-2-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
The shareholders meeting of a limited liability company shall be composed of all the shareholders. The shareholders meeting shall be the organ of power of the company and shall exercise its functions and powers in accordance with this Law.

Article 38 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-2-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

The shareholders meeting shall exercise the following functions and power:

(1) to decide on the business policy and investment plan of the company;

(2) to elect and recall directors and supervisors not acted as by the representatives of the staff and workers, and to decide on matters concerning the remuneration of directors and supervisors;

(3) to examine and approve reports of the board of directors;

(4) to examine and approve the reports of the supervisory board or supervisors;

(5) to examine and approve the annual financial budget plan and final accounts plan of the company;

(6) to examine and approve plans for profit distribution of the company and plans for making up losses;

(7) to adopt resolution on the increase or reduction of the registered capital of the company;

(8) to adopt resolutions on the issuance of company bonds;

(9) to adopt resolutions on matters such as the merger, division, transformation, dissolution and liquidation of the company; and

(10) to amend the articles of association of the company; and

(11) to exercise other functions and powers as stipulated in the articles of association.

If all the shareholders reach a written agreement upon the matters as listed in the preceding Paragraph, then a decision may be made directly instead of convening the shareholders meeting, and in such case, all the shareholders shall sign and affix their seals on the written decision.

Article 39 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-2-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
The first shareholders meeting of a company shall be convened and presided over by the shareholder who has made the biggest capital contribution to the company and shall exercise its functions and powers in accordance with this Law.

Article 40 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-2-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Shareholders meetings shall be divided into regular meetings and interim meetings. Regular shareholders meetings shall be convened on time as stipulated by the articles of association of the company. Interim shareholders meetings shall be convened upon proposal made by shareholders representing one-tenth or more of the voting rights, or, by one-third or more of directors or by the supervisory board or by the supervisors of the company having no the supervisory board.

Article 41 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-2-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Where a limited liability company has set up a board of directors, its shareholders meetings shall be convened by the board of directors and presided over by the chairman of the board.

Where special circumstances preclude the chairman of the board from performing his functions, the meetings shall be presided over by a vice-chairman; if the vice-chairman cannot or fails to perform his function, the meetings shall be presided over by a director elected by half or more of the directors.

Where a limited liability company has not set up a board of director, the shareholders meetings shall be convened and presided over by the executive director.

If the board of directors or the executive director of the company cannot or fails to perform the functions to convene the shareholders meetings, then the supervisory board or the supervisors of the company having no the supervisory board shall be responsible for convening and presiding over the shareholders meetings; if the supervisory board or the supervisors fail to convene and preside over the shareholders meeting, the shareholders representing one-tenth voting rights may convene and preside over the shareholders meeting at their own discretion.

Article 42 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-2-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
All shareholders shall be notified 15 days prior to the convening of a shareholders meeting; except as otherwise provided in the articles of association of the company or otherwise agreed by all shareholders.

The shareholders meeting shall keep minutes of their decision on matters discussed at it, and the shareholders present at the meeting shall sign the minutes.

Article 43 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-2-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Shareholders shall exercise their voting rights at the shareholders meeting in proportion to their capital contributions, except as otherwise provided in the articles of association of the company.

Article 44 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-2-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
The rules of deliberation and voting procedures of the shareholders meeting shall, except otherwise provided for by this Law, be stipulated by the articles of association of the company.

Resolutions of the shareholders meeting on the increase or reduction of the registered capital, the division, merger, dissolution, or transformation of the company must be adopted by shareholders of the company representing two-thirds or more of the voting rights.

Article 45 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-2-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
A limited liability company shall have a board of directors, which shall be composed of three to 13 members.

Except as otherwise provided in Article 51 of this Law, The members of the board of directors of a limited liability company invested in and established by two or more State-owned enterprises, or by two or more other State-owned investment entities shall include representatives of the staff and workers of the company. Such representative of the staff and workers shall be democratically elected by the staff and workers of the company through the staff and workers congress, workers' assembly or other forms.

A board of directors shall have a chairman and may have vice-chairmen. The method for the creation of the chairman and vice-chairmen shall be stipulated in the articles of association of the company.

Article 46 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-2-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
The term of office of directors shall be stipulated by the articles of association of the company but shall not exceed three years. A director may, if reflected upon expiration of his term of office, serve consecutive terms.

If the members of the board of directors are less than the quorum because reselection is not conducted upon expiry of the tem office of a director, or a director resigns during his term of office, then, before the reselected director takes his office, the original director shall, in accordance with the provisions of laws, administrative regulations and the articles of association, perform director's function.

Article 47 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-2-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
The board of directors shall be responsible to the shareholders meeting, and exercise the following functions and powers:

(1) to be responsible for convening shareholders meetings and to report on its work to the shareholders meetings;

(2) to implement the resolutions of the shareholders meetings;

(3) to decide on the business plans and investment plan of the company;

(4) to formulate the annual financial budget plan and final accounts plan of the company;

(5) to formulate plans for profit distribution and plans for making up losses of the company;

(6) to formulate plans for the increase or reduction of the registered capital and issuance of company bond of the company;

(7) to formulate plans for the merger, division, transformation and dissolution of the company;

(8) to decide on the establishment of the company's internal management organs;

(9) to decide on appointment and dismiss the company's manager and the matter on the manager's remuneration, and, upon recommendation of the manager, to decide on appointment and dismiss the company's deputy manager(s) and persons in charge of the financial affairs of the company and the matters concerning their remuneration;

(10) to formulate the basic management system of the company; and

(11) to exercise other functions and powers provided in the articles of association of the company.

Article 48 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-2-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Meetings of the board of directors shall be convened and presided over by the chairman of the

board. If the chairman cannot or fails to perform his function, the meeting shall be convened and presided over by a vice-chairman; if the vice-chairman cannot or fails to perform his function, the meeting shall be convened and presided over by a director elected by half or more of the directors.

Article 49 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-2-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
The rules of deliberation and voting procedures of the Board of directors shall, except as otherwise provided for by this Law, be stipulated by the articles of association of the company.

The board meeting shall keep minutes of decisions on matters discussed at it; directors present at the meeting shall sign the minutes.
The voting of the board meeting shall practice the system of one man, one vote.

Article 50 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-2-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
A limited liability company shall have a manager, who shall be appointed or dismissed by the board of directors. The manager shall be responsible to the board of directors and shall exercise the following functions and powers:

(1) to be in charge of the production, operation and management of the company, and to organize the implementation of the resolutions of the board of directors;

(2) to organize the implementation of the annual business plans and investment plans of the company;

(3) to draw up plans on the establishment of the internal management organs of the company;

(4) to draw up the basic management system of the company;

(5) to formulate specific rules and regulations of the company;

(6) to recommend the appointment or dismissal of the deputy manager(s) and of persons in charge of the financial affairs of the company;

(7) to appoint or dismiss management personnel other than those to be appointed or dismissed by the board of directors; and

(8) other functions and powers granted by the board of directors.

If the manager's functions and powers are otherwise provided in the articles of association, such provisions shall apply. The manager shall attend meetings of the board of directors as a non-voting attendee.

Article 51 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-2-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Where a limited liability company has a small number of shareholders or is comparatively small in scale, it may have an executive director instead of a board of directors. The executive director may concurrently serve as the manager of the company.

The functions and powers of the executive director shall be stipulated by the articles of association of the company.

Article 52 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-2-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

A limited liability company shall have a supervisory board composed of no less than three members. Where a limited liability company has a small number of shareholders or is comparatively small in scale, it may have one or two supervisors instead of a supervisory board.

The supervisory board shall be composed of representatives of the shareholders and an appropriate proportion of the staff and workers of the company, among which, the proportion of the staff and workers shall not be less than one-third and the exact proportion shall be stipulated in the articles of association of the company. The representatives of the staff and workers in the supervisory board shall be democratically elected by the staff and workers of the company through the staff and workers congress, workers' assembly or other forms.

The supervisory board shall have a chairman who shall be elected by more than half of all supervisors. The chairman of the supervisory board shall convene and preside over the meetings of the supervisory board; if the chairman cannot or fails to perform his function, the meetings shall be convened and presided over by a supervisor elected by more than half of the supervisor.

Directors and senior executives of the company shall not concurrently serve as supervisors.

Article 53 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-2-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

The term of office of a supervisor shall be three years. A supervisor may, if reflected upon expiration of his term of office, serve consecutive terms.

If the members of the supervisory board are less than the quorum because reselection is not timely conducted upon expiry of the tem office of a supervisor, or a supervisor resigns during his term of office, then, before the reselected supervisor takes his office, the original supervisor shall, in accordance with the provisions of laws, administrative regulations and the articles of association, perform supervisor's function.

Article 54 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-2-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

The supervisory board or the supervisors of the company having no the supervisory board shall exercise the following functions and powers:

(1) to examine the financial affairs of the company;

(2) to supervise the acts of the directors and senior executives performing their functions, and to bring the proposal to dismiss those directors and senior executives violating the laws, administrative regulations, the articles of association of the company or the resolutions of the shareholders meetings;

(3) to demand directors and senior executives to make corrections if any of their acts is found to have damaged the interests of the company;

(4) to propose the convening of interim shareholders meetings, and to convene and preside over the shareholders meetings in case the board of directors fails to its function of convening and presiding over the shareholders meetings as provided by this Law;

(5) to bring proposal to the shareholders meetings;

(6) to bring a lawsuit against the directors or senior executives in accordance with the provisions of Article 152 of this Law; and

(7) to exercise other functions and powers as provided in the articles of association of the company.

Article 55 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-2-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
The supervisors may attend the meetings of the board of directors as non-voting attendees, and may bring enquiry and suggestion on the matters decided by the board of directors.

The supervisory board or the supervisor of the company having no the supervisory board may, in case finding the business situation of the company abnormal, conduct investigation, and, if necessary, may engage any accountant's firm to assist its work at the expenses of the company.

Article 56 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-2-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
The meeting of the supervisory board shall be convened at least once each year, and the supervisors may propose to convene interim meeting of the supervisory board.

Except as otherwise provided by this Law, the method of deliberation and voting procedures shall be stipulated by the articles of association of the company.

The resolutions of the supervisory board shall be passed by more than half of the supervisors. The supervisory board shall keep minutes of their decision on matters discussed at it, and the supervisors present at the meeting shall sign the minutes.

Article 57 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-2-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
The expenses required for exercise of the supervisor's functions and powers by the supervisory board or the supervisor of the company having no the supervisory board shall be borne by the company.

Section 3 Special Provisions on One-person Limited Liability Companies

Article 58 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-3-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
The incorporation and organizational structure of a one-person limited liability company shall be applied to by the provisions of this Section; in case of no relevant provisions in this Section, the provisions of Section 1 and Section 2 of this Chapter shall apply.

A "One-person limited liability company" referred to in this Law shall mean a limited liability company that has only one shareholder of natural person or legal person.

Article 59 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-

3-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

The minimum amount of registered capital of a one-person limited liability company shall be RMB 100,000. The shareholder of the company shall, in a lump sum and in full, pay the amount of capital contribution as provided in the articles of association.

One natural person may invest to establish only one one-person limited liability company. Such one-person limited liability company shall not invest to establish another one-person limited liability company.

Article 60 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-3-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

Any one-person limited liability company shall clearly indicate "sole proprietorship of natural person" or "sole proprietorship of legal person" in the registration of the company, and shall record it in the business license of the company.

Article 61 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-3-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

The articles of association of any one-person limited liability company shall be formulated by its shareholder.

Article 62 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-3-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

Any one-person limited liability company shall not have a shareholder meeting. The shareholder shall, when making the decisions as listed in Paragraph 1 of Article 38 of this Law, adopt the form in writing and keep them in the company after they being signed by the shareholder.

Article 63 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-3-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

At the end of each fiscal year, any one-person limited liability company shall compile the financial statements that shall be audited by an accounting firm.

Article 64 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-3-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

If the shareholder of a one-person limited liability company cannot prove that the property of the company is independent of the shareholder's own property, the shareholder shall bear the joint and several liability for the company's debts.

Section 4 Special Provisions on Wholly State-owned Companies

Article 65 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-4-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

The incorporation and structural organizations of a wholly State-owned company shall be

governed by the provisions of this Section; in case of no relevant provision in this Section, the provision of Section 1 and Section 2 of this Chapter shall apply.

A wholly State-owned company referred to in this Law shall mean a limited liability company invested solely by the State, and the investor's functions of which are performed by the State-owned assets supervision and administration authority of the people's government at the corresponding level under the entrustment of the State Council or the local people's government.

Article 66 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-4-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
The articles of association of a wholly State-owned company shall be formulated by the competent State-owned assets supervision and administration authority, or be formulated by the board of directors of the company and submitted for the approval of the competent State-owned assets supervision and administration authority.

Article 67 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-4-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
A wholly State-owned company shall not have a shareholder meeting, and the competent State-owned assets supervision and administration authority shall exercise the functions and powers of the shareholder meeting. The competent State-owned assets supervision and administration authority may authorize the board of directors of the company to exercise part of the functions and powers of the shareholder meeting and to make decisions on important matters of the company. However, the merger, division, dissolution, increase and reduction of capital, and issuance of company bonds must be decided by the competent State-owned assets supervision and administration authority; among which, the merger, division, dissolution, application for bankruptcy of any major wholly State-owned company shall, upon the examination and approval of the competent State-owned assets supervision and administration authority, submitted to the people's government at the corresponding level for approval.

The major wholly State-owned company referred to in the preceding Paragraph shall be defined according to the provisions of the State Council.

Article 68 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-4-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
A wholly State-owned company shall have a board of directors that shall exercise its functions and powers in accordance with the provisions of Article 47 and Article 67 of this Law. Each term of office of the board of directors shall not exceed three years. The board of directors shall include representatives of the staff and workers of the company.

The members of the board of directors shall be appointed by the competent State-owned assets supervision and administration authority; provided that, the representatives of the staff and workers on the board of directors shall be elected by the staff and workers congress.

The board of directors shall have a chairman and may have vice-chairmen. The chairman and vice-chairmen shall be appointed by the competent State-owned assets supervision and administration authority from the members of the board of directors.

Article 69 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-4-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

A wholly State-owned company shall have a manager, who shall be engaged and dismissed by the board of directors. The manager shall exercise his functions and powers in accordance with the provisions of Article 50 of this Law.

A member of the board of directors may, subject to the consent of the competent State-owned assets supervision and administration authority, serve concurrently as manager.

Article 70 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-4-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
The chairman, vice-chairmen and directors of the board of directors and the senior executives of a wholly State-owned company shall not, without the consent of the competent State-owned assets supervision and administration authority, serve concurrently a post in other limited liability companies, joint-stock limited companies or other business organizations.

Article 71 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-2-4-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
The members of the supervisory board of a wholly State-owned company shall be no less than five persons, among which, the proportion of the representatives of the staff and workers shall not be less than one-third and the exact proportion shall be stipulated in the articles of association of the company.

The members of the supervisory board shall be appointed by the competent State-owned assets supervision and administration authority; provided that, the representatives of the staff and workers on the supervisory board shall be elected at the staff and workers congress of the company. The chairman of the supervisory board shall be appointed by the competent State-owned assets supervision and administration authority from the members of the supervisory board.

The supervisory board shall exercise the functions and powers specified in Items (1) and (2) of Article 54 of this Law and other functions and powers specified by the State Council.

Chapter 3 Transfer of Stock Ownership of Limited Liability Companies

Article 72 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-3-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
The shareholders of a limited liability company may transfer among themselves all or part of their stock ownership.

Where a shareholder intends to transfer its stock ownership to persons who are not shareholders of the company, the consent of over half of all the shareholders must be secured. Such shareholder shall notify in writing other shareholders for consent of the matter on the transfer of its stock ownership, and, if the other shareholders fail to give a reply within 30 days upon their receipt of such written notice, they shall be deemed to have consented to such transfer. If over half of the other shareholders disapprove such transfer, then, those shareholders disapproving the transfer shall purchase the stock ownership to be transferred. If such shareholders do not make the purchase, they shall be deemed to have consented to the transfer.

Under equal conditions, the other shareholders shall have the priority to purchase the stock ownership to be transferred with the consent of the shareholders. If two or more shareholders claim to exercise the priority, they shall, through consultation, determine the respective proportion of purchase; failing which, they shall exercise the priority in proportion to their

respective capital contributions at the time of the transfer.

If the transfer of stock ownership is otherwise provided in the articles of association, such provisions shall apply.

Article 73 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-3-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
When the people's court transfers the stock ownership of a shareholder of a limited liability company in accordance with the enforcement procedures as stipulated by laws, it shall notify the company and all of its shareholders, and in such case, other shareholders shall have the priority to purchase the stock ownership under equal conditions. If other shareholders fail to exercise their priority to purchase within 20 days upon the date of the notice of the people's court, they shall be deemed to have waived their priority to purchase.

Article 74 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-3-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
After the stock ownership is transferred in accordance with Article 72 and Article 73 of this Law, the company shall cancel the capital contribution certificates of the original shareholders, issue the capital contribution certificates to the new shareholders, and revise the records on the shareholders and the amounts of their capital contribution in the articles of association and the roster of shareholders. Such revision of the articles of association does not require the voting of the shareholders meeting.

Article 75 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-3-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Under any of the following conditions, any shareholder, who casts a negative vote against such resolution of the shareholders meeting, may require the company to purchase his stock ownership at a reasonable price:

(1) where the company fails to distribute profits to its shareholders for continuous five years, while the company has been continuously profitable for such five years and meets the conditions on distribution of profits as stipulated in this Law;

(2) where the company merges, divides or transfers its substantial assets; or

(3) where the term of operation of the company expires as stipulated in the articles of association or other events occur for dissolution as stipulated in the articles of association, while the shareholders meeting adopts a resolution on revision of the articles of association to make the company continue to exist.

If, within 60 days upon the date of adoption of the resolution of the shareholders meeting, the shareholders and the company cannot reach an agreement upon purchase of the stock ownership the shareholders may bring a lawsuit in the people's court within 90 days upon the date of adoption of the resolution of the shareholders meeting.

Article 76 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-3-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
After a natural person shareholder is deceased, his legitimate heir may succeed to his shareholder qualification; except as otherwise provided in the articles of association of the company.

Chapter 4 Incorporation and Organizational Structure of Joint Stock Limited Companies

Section 1 Incorporation

Article 77 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
To incorporate a joint stock limited company, the following conditions must be satisfied;

(1) the number of sponsors shall conform to the statutory number;

(2) the share capital subscribed for by the sponsors and raised shall reach the statutory minimum amount of capital;

(3) the issuance of shares and preparations for incorporation shall be in conformity with the provisions of laws;

(4) the articles of association of the company shall be formulated by the sponsors, and, in case of incorporation by means of share offer, shall be adopted at the inaugural meeting;

(5) the company shall have a name and an organizational structure required for the incorporation of a joint stock limited company; and

(6) the company shall have a domicile.

Article 78 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Joint stock limited companies may be incorporated by means of sponsorship or by means of share offer.

Incorporation by means of sponsorship means incorporation of a company by means of subscription by the sponsors for all the shares to be issued by the company.

Incorporation by means of share offer means incorporation of a company by means of subscription by the sponsors for a portion of the shares to be issued by the company and offer of the rest to the general public or to specific target.

Article 79 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
To incorporate a joint stock limited company, there shall be not less than two and not more than 200 sponsors, of which more than half must have their domicile within the territory of the People's Republic of China.

Article 80 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
The sponsors of a joint stock limited company shall undertake the matters concerning the preparation for the incorporation of the company. The sponsors shall sign a sponsors' agreement defining their respective rights and obligations during the incorporation of the company.

Article 81 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

Where a joint stock limited company is incorporated by means of sponsorship, the registered capital shall be the total amount of the share capital subscribed for by all sponsors and registered with the company registration authority. The amount of initial capital contributions of all sponsors shall not be less than 20% of the registered capital, and the remaining of the registered capital may be paid up by the sponsors within two year upon incorporation of the company; provided that, in case of a investment company, it may be paid up within five years upon incorporation of the company. Prior to full payment of the registered capital, the company shall not offer shares to others.

Where a joint stock limited company is incorporated by means of share offer, the registered capital shall be the total amount of the paid-up share capital registered with the company registration authority.

The minimum amount of the registered capital of a join stock limited company shall be RMB 5,000,000. If a higher minimum amount of the registered capital of a joint stock limited company is provided by laws or administrative regulations, such provisions shall prevail.

Article 82 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

The articles of association of a joint stock limited company shall specify the following items:

(1) the name and domicile of the company;

(2) the scope of business of the company;

(3) the method of incorporation of the company;

(4) the total number of shares, the mount of each share and the registered capital of the company;

(5) the names or titles of the sponsors, the numbers of shares subscribed for by the sponsors, and the method and time of capital contribution by the sponsors;

(6) the composition, functions and powers, the term of office and the deliberation rules of the board of directors;

(7) the legal representative of the company;

(8) the composition, functions and powers, the term of office and the deliberation rules of the supervisory board;

(9) methods for the distribution of the company's profit;

(10) the reasons for dissolution of the company and liquidation method;

(11) methods for notices and announcements of the company; and

(12) other matters that the shareholders general meeting deems necessary to be specified.

Article 83 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and

isenglish>=1&channelid=76608

The method of capital contribution by the sponsors shall be governed by Article 72 of this Law.

Article 84 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

Where a joint stock limited company is incorporated by means of sponsorship, the sponsors shall confirm in full and in writing their subscription of the shares to be issued to them according to the articles of association of the company; in case of payment in a lump sum, all capital contributions shall be paid up immediately; in case of payment in installments, the initial capital contribution shall be paid up immediately. If the capital contributions are made in non-currency, the transfer procedures for property rights shall be handled according to law.

If the sponsors fail to pay their capital contribution in accordance with the provisions of the preceding Paragraph, they shall undertake the liability for breach of contract in accordance with the sponsors' agreement.

After the sponsors make their initial capital contributions, they shall elect the board of directors and supervisory board. The board of directors shall submit the articles of association of the company, capital verification certificate issued by the capital verification institution established according to law and other documents required by laws or administrative regulations to the company registration authority for registration of incorporation.

Article 85 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

Where a joint stock limited company is incorporated by means of share offer, the shares subscribed for by the sponsors shall not be less than 35% of the total amount of the company's shares; except as otherwise provided by laws or administrative regulations.

Article 86 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

Where shares are to be offered to the general public, the sponsors must publish the company's prospectus on share offer and prepare subscription forms. The subscription forms shall contain the items listed in Article 87 of this Law, and the subscribers shall fill in the number of shares subscribed for, the amount of money contributed to, and their respective domiciles on the forms, and shall sign and seal such forms. The subscribers shall pay their subscription money in accordance with the number of shares subscribed for.

Article 87 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

A prospectus on share offer shall have the articles of association of the company formulated by the sponsors attached, and shall specify the following:

(1) the number of shares subscribed for by the sponsors;

(2) the face value and the issue price of each share;

(3) the total number of bearer shares issued;

(4) the purpose of the fund raised;

(5) the rights and obligations of the subscribers; and

(6) the term of the share offer and a statement to the effect that subscribers may withdraw their share subscriptions if all the shares are not taken up within the time limit.

Article 88 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
When sponsors offer shares to the public, the shares shall be distributed by a securities company established according to law, with which a distribution agreement shall be concluded.

Article 89 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Where shares are to be offered to the public, the sponsors shall enter into an agreement with a bank on the collection of subscription money on behalf of the company.

The bank entrusted with collecting the subscription money shall, in accordance with its agreement, collect and keep the subscription money, issue receipts to the subscribers for their payments, and bear an obligation to issue certification of receipts to the subscribers' money to the relevant departments.

Article 90 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
After payment in full of the subscription money for all shares is made, a statutory capital verification institution shall be commissioned to conduct a verification of the funds and produce a verification certificate. The sponsors shall, within 30 days thereafter, convene and preside over an inaugural meeting composed of all the subscribers.

If the number of shares has not been fully subscribed for within the time limit specified in the prospectus on share offer or, if sponsors fail to hold an inaugural meeting within 30 days after payment in full of the subscription money for the total share is made, the subscribers may claim a refund from the sponsors according to the paid-up share subscription money plus bank deposit interest calculated for the same period.

Article 91 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
The sponsors shall notify each subscriber of the date of the inaugural meeting or make a public announcement 15 days prior to the convening of the meeting. The inaugural meeting may be convened only if subscribers representing more than half of the total shares issued are present.

The following functions and powers shall be exercised at an inaugural meeting:

(1) to examine the sponsors report on the preparation for the incorporation of the company;

(2) to adopt the articles of association of the company;

(3) to elect members of the board of directors;

(4) to elect members of the supervisory board;

(5) to examine and verify the expenses incurred in the incorporation of the company;

(6) to examine and verify the valuation of the property used by the sponsors to pay for subscription money; and

(7) to resolve not to incorporate the company in the event that a force majeure or major changes in business operation conditions directly affect the incorporation of the company.

The resolution made at the inaugural meeting on the issues listed in the preceding Paragraph must be approved by subscribers attending the meeting who represent more than half of the voting rights.

Article 92 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Sponsors and subscribers shall not withdraw their share capital after paying their subscription money or making their capital contributions as substitutes for subscription money, except where the total share issue is not fully subscribed for within the time limit or the sponsors fail to convene the inaugural meeting according to the schedule, or the inaugural meeting resolves not to incorporate the company.

Article 93 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
The board of directors shall, within 30 days after the inaugural meeting, submit the following documents to the company registration authority and apply for registration of the incorporation of the company;

(1) the written application for registration of the company;

(2) the minutes of the inaugural meeting;

(3) the articles of association of the company;

(4) the capital verification certificate;

(5) the appointment documents and identity certificates of the legal representative, directors and supervisors;

(6) the certificates of legal person qualification or natural person identity of the sponsors; and

(7) the certificate of the company's domicile.

Where the joint stock limited company is incorporated by means of share offer and shares are issued publicly, the approval document of the securities regulatory authority under the State Council shall be filed to the company registration company.

Article 94 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Where, after the incorporation of a joint stock limited company, the sponsors fail to make the capital contribution in full in accordance with the provisions of the articles of association of the company, the sponsors shall make up the deficiency; other sponsors shall bear joint and several liability therefore.

Where, after the incorporation of a joint stock limited company, it is discovered that the actual value of the property in non-currency contributed as capital is notably less than the value stated in the articles of association, the sponsors that made such contributions shall make up the deficiency; other sponsors shall bear joint and several liability therefore.

Article 95 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

The sponsors of a joint stock limited company shall bear the following responsibilities:

(1) in the event of the company failing to be incorporated, joint and several liabilities for all debts and expenses incurred in the act of the incorporation;

(2) in the event of the company failing to be incorporated, joint and several liabilities for refunding to the subscribers the paid-up subscription money plus bank deposit interest calculated for the same period of time; and

(3) in the event of the interests of the company being damaged during the course of its incorporation due to fault of the sponsors, liability for compensation to the company.

Article 96 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

Where a limited liability company is converted into a joint stock limited company, the total amount of its paid-up share capital converted shall not be more than the amount of its net assets. Where a limited liability company that is converted into a joint stock limited company issues shares publicly for the purpose of increasing its capital, it shall be handled according to law.

Article 97 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

A joint stock limited company shall keep its articles of association, roster of the shareholders, the counterfoil of company bonds, minutes of the shareholders general meetings, minutes of the meetings of the board of directors, minutes of the meetings of the supervisory board and financial statements at the company.

Article 98 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-1-10&statutes_id=10009128&skind=110&searchword=そ븰猭 and catalog=0&channelid=76608

The shareholders shall have the rights to check and review the articles of association of the company, the register of the shareholders, the stubs of the company bonds, the meeting minutes of the shareholders' general meeting, the resolutions of the board of directors, the resolutions of the board of supervisors, and the financial and accounting reports, and to raise suggestions and interpellation on the operations of the company.

http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

Section 2 **Shareholders General Meetings**

Article 99 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-

2-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
A joint stock limited company shall form a shareholders general meeting which shall be composed of all the shareholders. The shareholders general meeting is the organ of power of the company and shall exercise its functions and powers in accordance with this Law.

Article 100 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-2-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
The provisions of Paragraph 1 of Article 38 of this Law on the functions and powers of a limited liability company shall be applicable to any joint stock limited company.

Article 101 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-2-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
The annual meeting of the shareholders general meeting shall be convened once each year. An interim shareholders general meeting shall be convened within two months if any of the following situations occurs:

(1) if the number of directors is less than the number stipulated by this Law, or less than two-thirds of the number required by the articles of association of the company;

(2) if the amount of the company's losses that have not been made up reaches one-third of the total amount of its paid-up share capital;

(3) if shareholders holding separately or jointly ten percent or more of the company's shares request to convene a shareholders meeting;

(4) if the board of directors deems it necessary;

(5) if the supervisory board proposes that such a meeting be convened; and

(6) if other circumstances occur as stipulated in the articles of association of the company.

Article 102 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-2-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
A shareholders general meeting shall be convened by the board of directors and presided over by the Chairman of the board. Where the Chairman is unable to or fails to perform his duties, the meeting shall be presided over by the vice-chairman of the board; if the vice-chairman is unable to or fails to perform his duties, the meeting shall be presided over by a director jointly elected by half or more of shareholders.

Where the board of directors is unable to or fails to perform its function of convening the shareholders general meeting, the supervisory board shall timely convene and preside over the meeting; if the supervisory board fails to convene and preside the meeting, the shareholders, who separately or jointly hold ten percent or more of the company's shares for continuous 90 days, may convene and preside over the meeting in their own discretion.

Article 103 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-2-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Where a shareholders general meeting is to be held, the shareholders shall be notified of the time and place of holding the meeting and matters to be considered at the meeting 20 days

prior to the holding of the meeting; where an interim shareholders general meeting is to be held, the shareholders shall be notified of the same fifty days prior to the holding of the meeting; Where bearer shares are issued, the same shall be publicly announced 30 days prior to the holding of the meeting.

The shareholders separately or jointly holding three percent of the company's shares may bring interim proposals and submit them to the board of directors ten days prior to the holding of the shareholders general meeting; the board of directors shall notify other shareholders within two days upon its receipt of the proposals and submit the proposals to the shareholders general meeting for consideration. The contents of the interim shall fall within the scope of the functions and powers of the shareholders general meeting and shall have definite topics and specific matters to be discussed.

No resolutions may be adopted at the shareholders general meeting in respect of matters not listed in the notices referred to in the two preceding Paragraphs. Holders of bearer shares attending the shareholders general meeting shall deposit their share certificates with the company for the period from five days prior to the holding of the meeting until the end of the meeting.

Article 104 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-2-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Shareholders attending a shareholders general meeting shall have the right to one vote for each share held, but the company's shares held by the company shall have no voting right. A resolution of the shareholders general meeting must be passed by more than one half of the voting rights held by the shareholders present at the meeting. Resolutions on the merger, division, dissolution or transformation of the company adopted by the shareholders general meeting must require more than two-thirds of the voting rights held by the shareholders present at the meeting.

Article 105 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-2-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
In respect of such matters as transfer or acceptance major assets or provision of external guarantee on which a resolution must be made at the shareholders general meeting in accordance with this Law and the articles of association, the board of directors shall timely convene a shareholders general meeting and the meeting shall vote on the said matters.

Article 106 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-2-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
When a shareholders general meeting elects directors or supervisors, the accumulative voting system may be practiced in accordance with the provisions of the articles of association or the resolution of the shareholders general meeting. The accumulative voting system referred to in this Law shall mean the system that, when a shareholders general meeting elects directors or supervisors, each share has the voting rights equal to the number of the directors or supervisor to be elected, and concentrated use of the voting rights held by a shareholder is permitted.

Article 107 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-2-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
A shareholder may entrust a proxy to attend the shareholders general meeting on his behalf. The proxy shall present the shareholder's power of attorney to the company and exercise voting rights within the scope of authorization.

Article 108 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-2-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Resolutions on matters discussed at a shareholders general meeting shall be minuted down. The directors attending the meeting shall sign the minutes. The minutes of the meeting shall be kept together with the roster of the signatures of the shareholders attending the meeting and the powers of attorney of attending proxies.

Section 3 Board of Directors and Manager

Article 109 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-3-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
A joint stock limited company shall have a board of directors composed of five to 19 members.

The board of directors shall be responsible to the shareholders general meeting and exercise the following functions and powers:

The members of the board of directors may include the representatives of the staff and workers of the company. The representatives of the staff and workers on the board of directors shall be democratically elected by the staff and workers of the company through the staff and workers congress, workers' assembly or other forms.

The provision of Article 46 of this Law on the term of office of the directors of a limited liability company shall be applicable to the directors of a joint stock limited company.

The provision of Article 47 of this Law on the functions and powers of the board of directors of a limited liability company shall be applicable to the board of directors of a joint stock limited company.

Article 110 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-3-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
The board of directors shall have one chairman and may have vice-chairmen. The chairman and vice-chairmen shall be elected by the affirmative votes of more than half of all the directors.

The chairman shall convene and preside over the board meeting and examine the implementation of resolutions of the board of directors. The vice-chairmen shall assist the chairman in his work. Where the Chairman is unable to or fails to perform his duties, a vice-chairman shall perform the duties; if the vice-chairman is unable to or fails to perform his duties, half or more of the directors shall jointly elect a director to perform the duties.

Article 111 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-3-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Meetings of the board of directors shall be held at least twice a year. All the directors and supervisor shall be notified of the meeting ten days prior to the holding of the meeting. Interim board meetings may be convened upon proposal made by shareholders representing one-tenth or more of the voting rights, or, by one-third or more of directors or the supervisory board. The chairman shall, within ten days upon its receipt of the proposal, convene and preside over the board meeting. The notification method and notification period for convening interim board meetings may be separately decided.

Article 112 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-3-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
A meeting of the board of directors shall be convened only if more than one half of all the directors are present. Any resolution of the board must be adopted by the affirmative votes of more than one half of all the directors.

The voting for the resolution of the board shall practice the system of one man, one vote.

Article 113 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-3-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Meetings of the board of directors shall be attended by the directors in person. If a director is unable to attend the meetings for certain reasons, he may entrust another director in writing with attending the meeting on his behalf. The power of attorney shall define the scope of authorization.

Decisions on matters discussed at a meeting of the board of directors shall be minutes. Such minutes of the meeting shall be signed by the directors present at the meeting.

Directors shall be responsible for resolutions passed by the board of directors. If a resolution of the board violates the law, administrative regulations or the articles of association of the company and thus causes serious losses to the company, the directors who participated in the adoption of such a resolution shall be liable for compensation to the company. However, if a director is proved to have expressed his objection to such a resolution when it was put to the vote and his objection was recorded in the minutes of the meeting, he may be exempted from such liability.

Article 114 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-3-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
A joint stock limited company shall have a manager, who shall be engaged or dismissed by the board of directors.

The provision of Article 50 of this Law on the functions and powers of the manager of a limited liability company shall be applicable to the manager of a joint stock limited company.

Article 115 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-3-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
The board of directors may decide that one of its members shall concurrently serve as the manager of the company.

Article 116 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-3-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
The company shall not, directly or through its subsidiaries, provide any loan to any of its directors, supervisors or senior executives.

Article 117 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-3-10&statutes_id=10009128&skind=110&searchword=catalog=0 and

isenglish>=1&channelid=76608
The company shall periodically disclose to its shareholders the information on the remuneration obtained by its directors, supervisors or senior executives from the company.

Section 4 Supervisory Board

Article 118 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-4-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
A joint stock limited company shall have a supervisory board composed of no less than three members.

The supervisory board shall be composed of shareholders' representatives and an appropriate proportion of representatives of the staff and workers of the company, the proportion of such representatives shall not be less than one-third and the specific proportion shall be provided for by the articles of association of the company. The representatives of the staff and workers on the supervisory board shall be democratically elected by the staff and workers of the company through the staff and workers congress, workers' assembly or other forms.

The supervisory board shall have a chairman and may have vice-chairmen. The chairman and vice-chairmen shall be elected by affirmative votes of more than half of all supervisors. The meetings of the supervisory board shall be convened and presided over by the chairman; if the chairman is unable to or fails to perform his duties, the meetings shall be presided over by a vice-chairman; if the vice-chairman is unable to or fails to perform his duties, the meetings shall be convened and presided over by a supervisor jointly elected by half or more of all supervisors.

Directors and senior executives shall not serve concurrently as supervisors.

The provisions of Article 53 of this Law on the term of office of the supervisors of a limited liability company shall be applicable to the supervisors of a joint stock limited company.

Article 119 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-4-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
The provisions of Article 54 and Article 55 of this Law on the term of office of the supervisory board of a limited liability company shall be applicable to the supervisory board of a joint stock limited company.

The expenses required for exercise of the functions and powers of the supervisory board shall be borne by the company.

Article 120 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-4-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
The meetings of the supervisory board shall be held at least once for each six months. The supervisors may propose to hold interim meetings of the supervisory board.

The method of deliberation and voting procedures of the supervisory board shall be stipulated in the articles of association of the company.

The supervisory board shall make minutes of the decisions on the matters discussed at its meetings, and the supervisors present at the meetings shall sign the minutes.

Section 5 Special Provisions on Organizational Structure of Listed Companies

Article 121 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-5-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

A listed company referred to in this Law shall mean a joint stock limited company which has its stocks listed and traded at stock exchanges.

Article 122 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-5-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

Where the major assets purchased or sold by a listed company or the amount of guarantee provided by it may exceed 30% of the total amount of its assets within one year, it shall be resolved at the shareholders general meeting and adopted on an affirmative vote of two-thirds of the voting rights held by the shareholders attending the meeting.

Article 123 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-5-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

A listed company shall have independent directors and the specific measures therefor shall be stipulated by the State Council.

Article 124 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-5-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

A listed company shall have a secretary of the board of directors, who shall be responsible for such matters as preparing for the shareholders general meetings and the meetings of the board of directors, keeping files, managing the company's equity and handling the information disclosure affairs.

Article 125 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-4-5-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

Where any director of a listed company has the affiliate relationship with the enterprises related to the matters to be resolved at the meetings of the board of directors, such director shall not exercise the voting rights upon such resolutions nor may exercise the voting rights on behalf of other directors. The meetings of the board of directors may be held if more than half of the directors having no such affiliate relationship attend the meetings, and the resolution made at the meetings of the board of directors shall be passed by more than half of directors having no such affiliate relationship. Where the number of the directors having no such affiliate relationship who attend the meetings is less than three, such matters shall be submitted to the shareholders general meeting of the listed company for examination and discussion.

Chapter 5 Issue and Transfer of Shares of Joint Stock Limited Companies

Section 1 Issue of Shares

Article 126 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-5-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

The capital of a joint stock limited company shall be divided into shares of equal value.

The shares of the company shall take the form of share certificates, which are vouchers issued by the company to certify the shares held by their shareholders.

Article 127 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-5-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
The issue of shares shall be in compliance with the principles of fairness and justice. Each share of the same class shall carry the same rights.

Shares of the same issue shall be issued on the same conditions and at the same price. A unit or an individual subscribing to shares shall pay the same price for each share.

Article 128 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-5-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Shares may be issued at or above par but not below par.

Article 129 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-5-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Share certificates may be in paper form or in such other forms as stipulated by the securities regulatory authority under the State Council.

The following main particulars shall be clearly stated on a share certificate:

(1) the name of the company;

(2) the date of the incorporation of the company;

(3) the class of the shares, the par value and the number of shares represented by the certificate; and

(4) the serial number of the share certificate.

A share certificate shall be signed by the legal representative and affixed with the seal of the company.

In the case of share certificates owned by sponsors, the words "sponsor's share certificate" shall be clearly stated on the share certificates.

Article 130 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-5-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Shares issued by a company may be either registered shares or bearer shares.

Shares issued by a company to sponsors or legal persons shall be registered shares which shall state the names or titles of the sponsors or legal person. Such shares shall not be registered in other names, nor in the names of their representatives.

Article 131 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-5-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and

isenglish>=1&channelid=76608

Where registered shares are issued, the company shall prepare a roster of the shareholders, in which the following items shall be recorded:

(1) the names or titles, and domiciles of the shareholders;

(2) the number of shares held by each shareholder;

(3) the serial numbers of the share certificates held by each shareholder; and

(4) the date on which each shareholder obtained his share.

Where bearer shares are issued, the company shall keep a record of the number, the serial numbers and the issue date of the share certificates.

Article 132 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-5-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

The State Council may formulate separate regulations on the issue of other classes of shares which are not provided for in this Law.

Article 133 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-5-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

A joint stock limited company shall formally deliver share certificates to its shareholders upon its incorporation. No company may deliver share certificates to its shareholders prior to its incorporation.

Article 134 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-5-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

Where a company issues new shares, resolutions on the following matters shall be adopted by the shareholders general meeting or the board of directors in accordance with the provisions of the articles of association:

(1) the class and number of the new shares;

(2) the issue price of the new shares;

(3) the opening and closing dates of the new share issue; and

(4) the class and number of new shares issued to existing shareholders.

Article 135 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-5-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

When a company obtains the approval of the securities regulatory authority under the State Council to publicly issue new shares, it must publicly announce its prospectus on new share offer and its financial accounting statements, and shall prepare subscription application forms.

The provisions of Article 88 and Article 89 of this Law shall be applicable to public issue of new shares by a company.

Article 136 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-5-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Where a company issues new shares, it may determine the pricing proposal for new shares based upon its business operation situation and financial standing.

Article 137 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-5-1-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Where the new share issue of a company is fully subscribed for, the company shall apply to the company registration authority for registration of the change and make a public announcement thereafter.

Section 2 Transfer of Shares

Article 138 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-5-2-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Shares held by shareholders may be transferred according to law.

Article 139 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-5-2-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Transfer of shares by shareholders shall be conducted through stock exchanges established according to law or through other forms as stipulated by the State Council.

Article 140 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-5-2-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Registered shares shall be transferred by means of endorsement by the shareholders or by such other means as provided for by laws and administrative regulations; When registered shares are transferred, the company shall register the transferee's name or title and domicile in its roster of shareholders.

No registration of change in the roster of shareholders as stipulated in the preceding Paragraph shall be made within 20 days prior to the convening of a shareholders general meeting or within five days prior to the base date decided by the company for the distribution of dividends, except as otherwise stipulated by laws on the registration of change in the roster of shareholders.

Article 141 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-5-2-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Transfer of bearer shares shall become effective immediately after the shareholder delivers the share certificates to the transferee.

Article 142 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-5-2-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Shares held by the sponsors of a company shall not be transferred within one years upon the

date of incorporation of the company. The shares issued prior to public issue of shares of a company shall not be transferred within one year upon the date when the company's share certificates are listed and traded at stock exchanges.

Directors, supervisors and senior executives shall declare to the company the numbers of shares of the company held by them and the change therein, and such shares transferred by them each year during their terms of office shall not exceed 25% of the total number of the shares of the company held by them; the share of the company held by them shall not be transferred within one year upon the date when the company's share certificates are listed and traded at stock exchanges. The above personnel shall not the shares of the company held by them within half a year after they leave their posts. The articles of association of the company may impose other restrictive provisions on the transfer by the company's directors, supervisors and senior executives of the company's shares held by them.

Article 143 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-5-2-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
A company shall not purchase its own shares except under any of the following conditions:

(1) where the company is to reduce its registered capital;

(2) where the company merges with other companies holding its shares;

(3) where the company is to offer its shares to its staff and workers as a reward; or

(4) where any shareholder of the company has objection to the resolution on division or merger of the company adopted by the shareholders general meeting, so, requires the company to purchase his shares.

Where the company purchases its own share by reason of Item (1) to (3) of the preceding Paragraph, a resolution thereupon shall be adopted at the shareholders general meeting. After the company purchases its own share in accordance with the provisions of the preceding Paragraph, in case of the circumstances of Item (1), the shares purchased by the company shall be cancelled within ten days upon the purchase; in case of the circumstances of Item (1) or (4), the shares purchased by the company shall be transferred or cancelled within six months upon the purchase.

The shares of the company purchased by the company in accordance with the provisions of Item (3) of Paragraph 1 shall not exceed 5% of the total amount of the shares issued by the company; the fund for the purchase shall be paid from the after-tax profits of the company; the shares purchased shall be transferred to the staff and workers within one year upon the purchase.

A company shall not accept its own shares as the subject matter of pledge.

Article 144 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-5-2-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Where any registered share certificate are stolen, lost or destroyed, the shareholder may, in accordance with the procedure of public summons for exhortation provided for in the Civil Procedure Law of the People's Republic of China, request a people's court to declare such share certificate as void. After the share certificate has been declared void by a people's court, the shareholder may apply to the company for a replacement of the share certificates.

Article 145 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-5-2-10&statutes_id=10009128&skind=110&searchword=catalog=0 and

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The shares of a listed company shall be listed and traded in accordance with the relevant laws and administrative regulations and the transaction rules of the stock exchanges.

Article 146 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-5-2-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
A listed company must, in compliance with the provisions of the laws and administrative regulations, make public its financial and business situations and major lawsuits, and shall publicize the financial statements every half year of each fiscal year.

Chapter 6 Qualification and Obligations of Corporate Directors, Supervisors and Senior Executives

Article 147 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-6-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
None of the following persons may hold the position of director, supervisor or senior executive of a company:

(1) A person without capacity or with restricted capacity for civil acts;

(2) A person who was sentenced to criminal punishment for the crime of embezzlement, bribery, seizure of property or misappropriation of property or for undermining the socialist market economy order, where not more than five years have elapsed since the expiration of the enforcement period; or a person who was deprived of his political rights for committing a crime, where not more than five years have elapsed since the expiration of the enforcement period;

(3) A director, or factory head or manager of a bankrupt and liquidated company or enterprise who was personally responsible for the bankruptcy of the company or enterprise, where not more than three years have elapsed since the date of completion of the bankruptcy liquidation;

(4) A legal representative of the company or enterprise that had the business license revoked for violating the law, where such legal representative bears individual liability therefor and not more than three years have elapsed since the date of revocation of the business license; and

(5) A person with relatively large amount of personal debts that have fallen due but have not been repaid.

Where a company elects or appoints a director or supervisor or engages senior executives in violation of the preceding Paragraph, such election, appointment or engagement shall be invalid. Where any director, supervisor or senior executive of a company during his term of office occurs any circumstance as listed in Paragraph 1 of this Article, the company shall remove him from office.

Article 148 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-6-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
The directors, supervisors and senior executives of a company shall comply with the laws, administrative regulations and the articles of association of the company, and bear the duties of loyalty and due diligence towards the company.

The directors, supervisors and senior executives of a company shall not, by taking advantage of their positions and powers, accept bribes or other unlawful incomes, nor may they misappropriate the property of the company.

Article 149 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-6-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
The directors, supervisors and senior executives of a company shall not commit any of the following acts:

(1) Misappropriate the company's funds;

(2) Deposit the company's assets in their own personal accounts or in personal accounts of other individuals;

(3) In violation of the company's articles of association and without the consent of the shareholders meeting or the shareholders general meeting or the board of directors, lend the company's funds to others or use the company's property to provide guarantee to others;

(4) In violation of the company's articles of association or without the consent of the shareholders meeting or the shareholders general meeting or the board of directors, enter into contracts or conduct transactions with the company;

(5) Without the consent of the shareholders meeting or the shareholders general meeting, by taking advantage of their positions, seek for themselves or others the commercial opportunity that should belong to the company, or operate for themselves or others the same category of business as that of the company;

(6) Accept and possess the commission in the transaction between others and the company;

(7) Disclose the company's secrets without authorization; and

(8) Commit other acts in violation of the duty of loyalty to the company.

Article 150 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-6-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
If the directors, supervisors and senior executive of a company violate the laws, administrative regulations or the articles of association of the company in performance of their functions and thus cause loss to the company, they shall be liable for compensation.

Article 151 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-6-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Where the shareholders meeting or the shareholders general meeting of a company requires any director, supervisor or senior executive to attend its meetings as non-voting attendee, such director, supervisor or senior executive shall attend the meeting and accept the inquiry of the shareholders.

The directors, supervisors or senior executives of a company shall faithfully provide the relevant information and materials to the supervisory board or the supervisor of a limited liability company having no supervisory board, and shall not hinder the supervisory board or supervisor from exercising their functions and powers.

Article 152 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-

6-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Where any director or senior executive of a company is under the circumstances of Article 150 of this Law, in case of a limited liability company, the shareholders, or in case of a joint stock company, the shareholders separately or jointly holding one percent or more of the company's shares for 180 consecutive days may request in writing the supervisory board or the supervisor of the limited liability company having no supervisory board to bring a lawsuit before the people's court; where any supervisor of the company is under the circumstances of Article 150 of this Law, the said shareholders may request in writing the board of directors or the executive director of the limited liability company having no board of directors to bring a lawsuit before the people's court.

If the supervisory board or the supervisors of the limited liability company having no supervisory board, or the board of directors or the executive director of the limited liability company having no board of directors, upon its receipt of the shareholders' written request as stipulated in the preceding Paragraph, refuses to raise a lawsuit, or fails to raise a lawsuit within 30 days upon its receipt of such request, or in case of emergency, the company's interests will suffer irreparable damage if no lawsuit is raised immediately, then, the shareholders as stipulated in the preceding Paragraph may, for the benefits of the company, directly bring a lawsuit before the people's court in their own name.

Where others infringe the lawful rights and interests of a company and cause loss to the company, the shareholders as stipulated in the Paragraph 1 of this Article may raise a lawsuit in accordance with the preceding two Paragraphs.

Article 153 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-6-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Where any director or senior executive of a company in violation of the provisions of the laws, administrative regulations and the articles of association of the company, cause damage to the interests of any shareholder of the company, such shareholder may bring a lawsuit before the people's court.

Chapter 7 Company Bonds

Article 154 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-7-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Company bonds referred to in this Law mean negotiable instrument issued by a company in accordance with the legal procedures with repayment of the principal and payment of the interest within a definite time limit. Issue of company bonds shall conform to the conditions on issue as stipulated in the securities law of the People's Republic of China.

Article 155 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-7-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
After an application for the issue of company bonds is approved by the department authorized by the State Council, the company shall make a public announcement of the method of offer of the company bonds.

The method of offer of company bonds shall specify the following main particulars:

(1) the name of the company;

(2) the purpose of the funds raises from the offer of the company bonds;

(3) the total amount of the bonds and their par value;

(4) the method for determining the interest rate of the bonds;

(5) the time limit for and the method of the repayment of the principal and the payment of interest;

(6) the information on security for the bonds;

(7) the bond issue price and the beginning and ending dates of the bond issue;

(8) the amount of the net assets of the company;

(9) the total amount of the undue bonds issued by the company; and

(10) the selling agency of the company bonds.

Article 156 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-7-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Where a company issues its company bonds in the form of in-kind coupons, it must clearly record thereon such items as the name of the company, the par value of the bonds, the interest rate and the time limit for repayment, and the bonds shall be signed by the legal representative and sealed by the company.

Article 157 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-7-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Company bonds may be either registered bonds or bearer bonds.

Article 158 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-7-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
A company issuing company bonds shall prepare the counterfoils of bands issued.

When registered company bonds are issued, the counterfoils of bonds shall specify the following items:

(1) the name or title and domicile of each bondholder;

(2) the date on which each bondholder acquired the bonds and their serial numbers;

(3) the total amount of the bonds, the par value, the interest rate of the bonds and the method of and time limit for repayment of the principal and payment of interest; and

(4) the issuing date of the bonds.

Where bearer company bonds are issued, the counterfoils of the company bonds shall specify the total amount of the bonds, the interest rate, the time limit for and method of repayment of the principal and payment of interest, the issuing date of the bonds and the serial numbers.

Article 159 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-7-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and

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The registration and clearing institutions for registered company bonds shall establish the relevant systems such as registration, maintenance and management, payment of interest, conversion into cash of the bonds.

Article 160 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-7-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Company bonds may be transferred, and the price for the transfer shall be agreed upon by the transferor and transferee.

If the company bonds are listed and traded at a stock exchange, the transfer thereof shall be bound by the transaction rules of the stock exchange.

Article 161 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-7-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Registered bonds shall be transferred by means of endorsement by the bondholder or by other means provided for by the laws or administrative regulations; where registered bonds are transferred, the name or title and domicile of the transferee shall be recorded in the counterfoils of the company bonds.

Where bearer bonds are transferred, the transfer becomes effective immediately after the bondholder delivers his bonds to the transferee.

Article 162 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-7-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Upon adoption of a resolution by the shareholders general meeting, a listed company may issue company bonds which can be converted into shares. The specific measures for the conversion shall be stipulated in the method of offer of the company bonds.

The issue of company bonds convertible into shares shall be subjected to the approval of the securities regulatory authority under the State Council.

In issuing company bonds convertible into shares, the words "convertible company bonds" shall be clearly indicated on the bonds and the amount of convertible company bonds shall be recorded in the counterfoils of company bonds.

Article 163 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-7-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
A company that issues company bonds convertible into shares shall let the bondholders convert their bonds into shares in accordance with the conversion measures. However, bondholders shall have an option whether or not to convert their bonds into shares.

Chapter 8 Financial Affairs and Accounting of Companies

Article 164 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-8-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
A company shall establish its financial and accounting system in accordance with the laws,

administrative regulations and the stipulations of the department in charge of financial affairs under the State Council.

Article 165 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-8-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
At the end of each fiscal year, a company shall prepare its financial statements, which shall be audited by an accountant's firm according to law.

The financial statements shall be formulated in accordance with the laws, administrative regulations and the stipulations of the department in charge of financial affairs under the State Council.

Article 166 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-8-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
A limited liability company shall send the financial statements to each of its shareholders within the time limit stipulated in its articles of association.

A joint stock limited company shall make the financial statements available at the company for examination by its shareholders 20 days prior to the convening of the shareholders annual general meeting; a joint stock limited company publicly issuing shares must announce its financial statements.

Article 167 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-8-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
When a company distributes the annual after-tax profits, it shall allocate ten percent of its profits to its statutory common reserve fund. Where the accumulated amount of the statutory common reserve fund has exceeded 50 percent of the registered capital of the company, the company may make no further allocation.

Where the statutory common reserve fund is insufficient to make up the company's losses of the previous fiscal year, the company shall apply its annual after-tax profits to making up its losses before allocating such profits to the statutory common reserve fund in accordance with provisions of the preceding Paragraph.

After making its allocation to the statutory common reserve fund from the company's after-tax profits, the company may, upon resolution made by the shareholders meeting or the shareholders general meeting, make allocations to the discretionary common reserve fund.

After a company makes up its losses and makes allocations to the statutory common reserve fund, a limited liability company shall distribute the remaining after-tax profits to its shareholders according to the provisions of Article 35 of this Law; and a joint stock limited company shall distribute the remaining after-tax profits to its shareholders according to the proportion of the shares held by each shareholder, except the articles of association of the company stipulates the profits shall not be distributed according to the proportion of shareholding.

Where the shareholders meeting or the shareholders general meeting or the board of directors violates the provisions of the preceding Paragraphs by distributing profits to the shareholders before making up the company's losses and making allocations to the statutory common reserve fund, the profits distributed in violation of the legal provisions must be returned by the shareholders to the company. No profits may be distributed upon a company's shares held by the company itself.

Article 168 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-8-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
The premium income derived from issuing shares above par by a joint stock limited company and other income which according to the rules set by the departments in charge of financial affairs under the State Council should be entered into the capital common reserve fund, shall be entered into the capital common reserve fund of the company.

Article 169 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-8-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
A company's common reserve fund shall be used to make up the company's losses, to expand the production and operation of the company or to increase the capital of the company by means of conversion, but the capital common reserve fund shall not be used to make up the company's losses.

When the statutory common reserve fund of a company is converted into its capital, the remaining amount of the statutory common reserve fund shall not be less than 25 percent of the registered capital.

Article 170 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-8-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
If a company is to engage or dismiss any accountant's firm handling the audit affairs of the company, it shall be decided by the shareholders meeting or the shareholders general meeting or the board of directors in accordance with the articles of association of the company.

When the shareholders meeting or the shareholders general meeting or the board of directors of the company votes for engagement or dismiss of the accountant's firm, the accountant's firm shall be permitted to state its opinions.

Article 171 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-8-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
A company shall provide to the accountant's firm engaged by it true and complete accounting vouchers, accounting books, financial statements and other accounting materials, and shall not refuse to provide or conceal or falsely provide the same.

Article 172 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-8-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
A company shall not have any other account books in addition to its statutory account books.

No account may be opened in the name of any individual for deposit of a company's assets.

Chapter 9 Merger, Division, Increase and Reduction of Capital of Companies

Article 173 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-9-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and

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The merger of a company may take the form of merger by absorption or merger by new establishment.

When a company absorbs another, it is an absorption merger, and the company being absorbed shall be dissolved. When two or more companies merge to establish a new company, it is merger for new establishment, and all parties being merged shall be dissolved.

Article 174 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-9-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
When companies merge, the parties to a merger shall sign a merger agreement and formulate a balance sheet and a detailed inventory of assets. The company shall inform its creditors of the intended merger within ten days following the date on which the merger resolution is adopted, and make at least three announcements in newspaper within 30 days. The creditors shall have the right to claim full repayment of their debts or provision of a corresponding guarantee form the company with 30 days from the date of receipt of the notice or, within 45 days from the date of the first public announcement for those who have not received the notice.

Article 175 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-9-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
When companies merge, the claims and debts of the parties to the merger shall be succeeded to the absorbing company or the newly established company when companies are merged.

Article 176 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-9-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Where a company proceeds into a division, its assets shall be divided correspondingly.

Where a company decides to divide itself, it shall formulate a balance sheet and a detailed inventory of assets and shall inform its creditors of the intended division within ten days following the date on which the division resolution is adopted, and make at least three announcements in newspaper within 30 days.

Article 177 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-9-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
The companies following the division shall assume the joint and several liability for the debts prior to the division of the company, except as otherwise provided in an written agreement upon satisfaction of the debts reached between the company and its creditors prior to the division.

Article 178 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-9-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Where a company intends to reduce its registered capital, it must formulate a balance sheet and a detailed inventory of assets.

The company shall inform its creditors of the planned reduction of its registered capital within ten days following the date on which the resolution to reduce its capital is adopted, and make at least three announcements in newspaper within 30 days following the aforesaid date. The

creditors shall have the right to claim full repayment of their debts or provision of a corresponding guarantee from the company within 30 days from the date of the receipt of the notice or, within 45 days from the date of the first public announcement for those who have not received the notice.

After the reduction of capital, the amount of a company's registered capital shall not be lower than the statutory minimum amount.

Article 179 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-9-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Where a limited liability company increase its registered capital, the capital contributions to the newly increased capital subscribed for by the shareholders shall be governed by the relevant provisions of this Law regarding the payment of capital contributions in connection with the incorporation of a limited liability company.

Where a joint stock limited company issues new shares to increase its registered capital, subscription for the new shares by shareholders shall be governed by the relevant provisions of this Law regarding the payment of subscription money in connection with the incorporation of a joint stock limited company.

Article 180 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-9-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Where the merger or division of a company involves changes in registered items, such changes shall be registered according to law with the company registration authority. Where a company is dissolved, it shall apply for cancellation of its registration according to law. Where a new company is incorporated, the registration of the incorporation of the company shall be handled according to law.

Where a company increase or reduces its registered capital, it shall apply to the company registration authority for registration of the changes according to law.

Chapter 10 Dissolution and Liquidation of Companies

Article 181 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-10-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Where any of the following circumstances occurs, a company shall be dissolved:

(1) the term of operation as stipulated by the articles of association of the company expires or other reasons for dissolution as stipulated by the articles of association occur:

(2) the shareholders meeting or the shareholders general meeting resolves to dissolve the company;

(3) dissolution is necessary as a result of the merger or division of the company;

(4) the company's business license is cancelled or the company is ordered to be closed down or is revoked according to law; and

(5) the company is dissolved by the people's court in accordance with Article 183 of this Law.

Article 182 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-

10-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

If a company is under the circumstances of Item (1) of Article 181 of this Law, it may continue to exist by means of revision of its articles of association.

The revision of the articles of association under the preceding Paragraph shall be, in case of a limited liability company, passed by the shareholders holding two-thirds or more of the voting rights, or, in case of a joint stock limited company, passed upon an affirmative votes of two-thirds or more of the voting rights held by the shareholders attending the shareholders general meeting.

Article 183 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-10-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

If the operation and management of a company occur serious difficulty, continued existence of the company will cause major loss to the shareholders' interests and the situation cannot be solved through other approaches, the shareholders holding ten percent of all shareholders' voting rights of the company may request the people's court to dissolve the company.

Article 184 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-10-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

Where a company is to be dissolved in accordance with the provisions of Item (1), (2), (4) or (5) of the Article 181, a liquidation committee shall be formed within 15 days after the reason for dissolution occurs and commence the liquidation. The liquidation committee of a limited liability company shall be composed of its shareholders, and the membership of the liquidation committee of a joint stock limited company shall be decided upon by the directors or the shareholders general meeting of the company. Where a company fails to form a liquidation committee to conduct liquidation within the time limit, its creditors may request a people's court to designate relevant personnel to form a liquidation committee and conduct liquidation. The people's court shall accept such request and without delay form the liquidation committee to conduct liquidation.

Article 185 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-10-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

During liquidation, a liquidation committee shall exercise the following functions and powers:

(1) to check up on the company's assets, and separately formulate a balance sheet and a detailed inventory of assets;

(2) to notify creditors by notice or public announcement;

(3) to dispose of and liquidate the relevant unfinished business of the company;

(4) to pay off taxes owed by the company and incurred during liquidation;

(5) to clear up claims and debts;

(6) to dispose of, after paying off the debts of the company, its remaining property; and

(7) to participate in civil lawsuits on behalf of the company.

Article 186 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-

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A liquidation committee shall inform the company's creditors of its establishment within ten days following the date of its establishment, and make at least three announcements in newspaper within 60 days following the aforesaid date. The creditors shall declare their claims to the liquidation committee within 30 days from the date of receipt of the notice or, within 45 days from the date of the first public announcement for those who have not received the notice.

A creditor shall, when declaring his claims, specify the relevant items of the claim and provide supporting materials. The liquidation committee shall register the claims. During the period of declaration of claims, the liquidation committee shall not satisfy the creditors.

Article 187 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-10-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
After the liquidation committee has checked up on the company's assets, formulated the balance sheet and a detailed inventory of assets, it shall formulate a liquidation plan and shall submit such plan to the shareholders meeting or the shareholders general meeting or the people's court for confirmation.

After all liquidation fees, wages, social insurance premiums and statutory compensatory amounts of the staff and workers, due taxes and debts of the company are respectively paid off from the company's property, the remaining assets of the company shall be distributed, in the case of a limited liability company, in proportion to the shareholders' capital contributions, or, in the case of a joint stock limited company, in proportion to the shares held by the shareholders.

During liquidation, a company still exists but shall not engage in new business activities unrelated to the liquidation. No assets of the company may be distributed to the shareholders prior to full payments as stipulated by the preceding Paragraph.

Article 188 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-10-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
If the liquidation committee of a company, having checked up on the company's asset and formulating the balance sheet and a detailed inventory of assets, discovers that there are insufficient assets in the company to pay off its debts, the committee shall apply to the people's court for a declaration of bankruptcy of the company.

After the people's court has ruled to declare the company bankrupt, the liquidation committee shall turn the liquidation matters over to the people's court.

Article 189 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-10-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
After the completion of liquidation, the liquidation committee shall formulate a liquidation report and submit the report to the shareholders meeting or the shareholders general meeting or the people's court for confirmation and submit it to the company registration authority in order to cancel the registration of the company and publicly announce the company's termination.

Article 190 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-10-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and

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Members of a liquidation committee shall be devoted to their duties and perform their liquidation obligations.

Members of a liquidation committee shall not accept bribes or other illegal income, or misappropriate the property of the company by taking advantage of their positions and powers.

Members of a liquidation committee who cause losses to the company or to its creditors, either will fully or through gross negligence, shall be liable for compensation.

Article 191 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-10-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
If a company is declared bankrupt according to law, the bankruptcy liquidation of the company shall be conducted in accordance with the laws on enterprise bankruptcy.

Chapter 11 Branches of Foreign Companies

Article 192 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-11-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
A foreign company referred to in this Law shall mean a company incorporated outside the territory of the People's Republic of China in accordance with foreign laws.

Article 193 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-11-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
A foreign company that intends to establish a branch within the territory of the People's Republic of China must submit an application to the authorities in charge in China together with relevant documents such as its articles of association and the company's registration certificate issued by its country. Upon approval, it shall apply to the company registration authority for registration and for a business license for the branch according to law.

Measures for examining and approving the establishment of branches of foreign companies shall be formulated separately by the State Council.

Article 194 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-11-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
A foreign company that establishes a branch within the territory of the People's Republic of China must appoint its representative or agent within the territory of the People's Republic of China to take charge of the branch and shall allocate to the branch funds commensurate with the business which it is to engage in.

Where a minimum amount of operational funds is required for a branch of a foreign company, the State Council shall separately prescribe to that effect.

Article 195 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-11-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
A branch of a foreign company shall clearly indicate in its name the nationality and the form of

liability of such foreign company.

The branch shall keep at its domicile a copy of the articles of association of such foreign company.

Article 196 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-11-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
A branch established by A foreign company within the territory of the People's Republic of China shall not have the status of a Chinese legal person.

A foreign company shall bear civil liability for the operational activities engaged in by its branch within the territory of the People's Republic of China.

Article 197 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-11-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
The business activities engaged in within the territory of the People's Republic of China by foreign companies' branches established upon approval must comply with the laws of China and shall not harm the social and public interest of China. The lawful rights and interests of such branches shall be protected by the laws of China.

Article 198 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-11-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Where a foreign company dissolves its branch established within the territory of the People's Republic of China, it must pay off the branch's debts according to law and carry out liquidation in accordance with the relevant procedures concerning company liquidation provide for in this Law. The assets of the branch shall not be transferred out of the territory of the People's Republic of China prior to the full payment of its debts.

Chapter 12 Legal Liability

Article 199 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-12-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Where a company obtains its registration by making a false report on its registered capital, submitting falsified materials, or resorting to other fraudulent means to conceal important facts in violation of this Law, it shall be ordered to make a rectification; where a company makes a false report on its registered capital, it shall be fined an amount of not less than five percent but not more than 15 percent of the registered capital falsely reported; where a company submits falsified materials or resorts to other fraudulent means to conceal important facts, it shall be punished with a fine of not less than RMB 50,000 but not more than RMB 500,000; If the circumstances are serious, the registration of the company shall be cancelled or its business license shall be revoked.

Article 200 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-12-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Where a sponsor or a shareholder makes a false capital contribution or fails to pay or fails to pay within the stipulated time limit the promised currency or property in non-currency as capital contribution, he shall be ordered to make a rectification and imposed a fine of not less

than five percent but not more than 15 percent of the false capital contributions.

Article 201 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-12-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Where a sponsor or a shareholder of a company surreptitiously withdraws his capital contribution after the incorporation of the company, he shall be ordered to make a rectification and imposed a fine of not less than five percent but not more than 15 percent of the amount of capital contribution surreptitiously withdrawn.

Article 202 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-12-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Where a company violates the provisions of the Law by setting up accounting books in addition to its statutory accounting books, it shall be ordered to make a rectification and imposed a fine of not less than RMB 50,000 but not more than RMB 500,000 by the department in charge of financial affairs of the people's government at or above county level.

Article 203 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-12-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Where a company submits to the competent department in charge such materials financial statements having false records or concealing important facts, the persons in charge and other persons held directly responsible shall be imposed upon a fine of not less than RMB 30,000 but not more than RMB 300,000.

Article 204 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-12-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Where a company fails to make allocations to its statutory common reserve fund in accordance with this Law, it shall be ordered to make up the amount that it is required to allocate and shall be imposed upon a fine of not more than RMB 200,000.

Article 205 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-12-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Where a company fails to issue a notice or make an public announcement to its creditors according to this Law in case of merger, division, reduction of its registered capital or liquidation, it shall be ordered to make a rectification and be imposed upon a fine of not less than RMB 10,000 but not more than RMB 100,000.

Where a company, in the process of its liquidation, conceals property, records false information in its balance sheet or detailed inventory of assets or, distributes the company's assets prior to the full payment of its debts, it shall be ordered to make a rectification by the company registration authority and be imposed upon a fine of not less than five percent but not more than ten percent of the amount concealed or of the amount distributed prior to the full payment of the debts of the company. The persons in charge and others held directly responsible shall be imposed upon a fine of not less than RMB 10,000 but not more than RMB 100,000.

Article 206 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-12-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and

isenglish>=1&channelid=76608
Where a company, in the process of its liquidation, carries out any business activity unrelated to the liquidation, it shall be given a warning by the company registration authority and the illegal earnings shall be confiscated.

Article 207 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-12-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Where a liquidation committee fails to submit a liquidation report to the company registration authority in accordance with this Law, or where a liquidation report submitted conceals major facts or contains major omission, it shall be ordered to make a rectification by Company Registration Authority.

Where a member of the liquidation committee takes advantage of his position and power to practice favouritism for personal gains, seek illegal incomes or misappropriate the property of the company, he shall be ordered to return the property to the company, confiscated of his illegal gains and imposed upon a fine from one to five times the amount of his illegal gains.

Article 208 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-12-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Where an institution in charge of asset valuation, capital verification or certificate verification provides false materials, the illegal income derived therefrom shall be confiscated by the company registration authority and a fine from one to five times the amount of the illegal income shall be imposed; the relevant department in charge may, according to law, order the institution to suspend its business or revoke the qualification certificates of those held directly responsible or revoke the business license of the institution.

Where an institution in charge of asset valuation, capital verification or certificate verification provides by negligence reports with major omissions, it shall be ordered to make a rectification; where the circumstances are relatively serious, a fine from one the five times the amount of the income derived therefrom shall be imposed, and the relevant department in charge may, according to law, order the institution to suspend its business or revoke the qualification certificates of those held directly responsible or revoke the business license of the institution.

Where an institution in charge of asset valuation, capital verification or certificate verification provides untrue evaluation results, capital verification or certificate verification and therefore cause losses to the company's creditors, it shall undertake the liability for compensation to the extent the amount is under untrue evaluation or verification, except the institution can prove it has no fault.

Article 209 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-12-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Where the company registration authority approves an application for registration which does not meet the requirements as stipulated in this Law, or disapproves an application for registration which does meet the requirements as stipulated in this Law, the persons in charge and others held directly responsible shall be given administrative sanctions according to law.

Article 210 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-12-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Where departments at a level higher than the company registration authority force the

company registration authority to approve an application for registration which does not meet the requirements as stipulated in this Law, or force the company registration authority to disapprove an application for registration which does meet the requirements as stipulated in this Law, or covers up an illegal registration, the persons in charge and others held directly responsible shall be given administrative sanctions according to law.

Article 211 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-12-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Where a company that has not registered according to law as a limited liability company or a joint stock limited company assumes the name of "limited liability company" or "joint stock limited company", or a branch that has not registered according to law as a branch of a limited liability company or a joint stock limited company assumes the name of "branch of limited liability company" or "branch of joint stock limited company", it shall be ordered to make a rectification or be banned, and a fine of not more than RMB 100,000 may be imposed concurrently.

Article 212 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-12-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Where a company fails to commence its business without justification within the period of more than six months of its incorporation or, after commencing its business, suspends business at its own will for a period of six consecutive months or more, the company registration authority shall revoke the company's business license.

Where a company fails to apply for registration of change in accordance with this Law whenever change occurs in registered items of the company, it shall be ordered to handle the registration within a specified time limit; and if the company still fails to register within the specified time limit, a fine of not less than RMB 10,000 but not more than RMB 100,000 shall be imposed.

Article 213 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-12-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Where a foreign company, in violation of the provisions of this Law, establishes a branch within the territory of the People's Republic of China without authorization, it shall be ordered to make a rectification or to be closed down, and a fine of not less than RMB 50,000 but not more than RMB 200,000 may be imposed concurrently.

Article 214 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-12-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Where a company, in the name of the company, commits serious illegal acts of endangering the State security or social public interests, its business license shall be revoked.

Article 215 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-12-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608
Where a company violating the provisions of this Law shall assume civil liability for compensation and pay fines and penalties, and the company's property is insufficient to pay such compensation, fines and penalties, the company shall assume the civil liability for compensation first.

Article 216 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-12-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

Where any circumstance, in violation of the provisions of this Law, constitutes a crime, the criminal liability shall be investigated.

Chapter 13 Supplementary Provisions

Article 217 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-13-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

The meaning of the following terms for the purposes of this Law:

(1) "Senior executive" shall mean any manager, deputy manager and person in charge of financial affairs of any company, and the secretary of the board of directors of any listed company and other personnel as stipulated in the articles of association of any company.

(2) "Holding shareholder" shall mean any shareholder whose capital contribution amount accounts for 50% or more of the total amount of the capital of a limited liability company or the shares held by whom accounts for 50% of the total amount of the share capital of a joint stock limited company; and any shareholder, although whose capital contribution amount or shares held by whom is less than the said 50%, who can, through his voting rights upon his capital contribution amount or shares held by him, have a major effect upon the resolutions of the shareholders meeting or the shareholders general meeting.

(3) "Actual controller" shall mean any person who is not a shareholder of a company but can control the company's acts through investment relationship, agreements or other arrangements.

(4) "affiliate relationship" shall mean the relationship between a company's holding shareholders, actual controllers, directors, supervisors, senior executives and a enterprise directly or indirectly controlled by the forgoing persons, and any relationship that may transfer a company's interests. However, the State-holding enterprises shall not be deemed to have affiliate relationship only because they are under common State holding.

Article 218 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-13-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

This Law shall apply to limited liability companies and joint stock limited companies with foreign investment. Where laws concerning foreign investment provide otherwise, such provisions shall prevail.

Article 219 http://www.isinolaw.com/isinolaw/english/detail.jsp?iscatalog=1&catalogid=0-13-0-10&statutes_id=10009128&skind=110&searchword=catalog=0 and isenglish>=1&channelid=76608

This Law shall come into effect as of January 1, 2006.

RECEIVED

中华人民共和国国务院令
第160号

《国务院关于股份有限公司境外募集股份及上市的特别规定》已经1994年 7月 4日国务院第22次常务会议通过，现予发布，自发布之日起施行。

总理　李鹏

一九九四年八月四日

国务院关于股份有限公司境外募集股份及上市的特别规定

（国务院1994年8月4日第160号令）

第一条　为适应股份有限公司境外募集股份及境外上市的需要，根据《中华人民共和国公司法》第八十五条、第一百五十五条，制定本规定。

第二条　股份有限公司经国务院证券委员会批准，可以向境外特定的、非特定的投资人募集股份，其股票可以在境外上市。

本规定所称境外上市，是指股份有限公司向境外投资人发行的股票，在境外公开的证券交易场所流通转让。

第三条　股份有限公司向境外投资人募集并在境外上市的股份（以下简称境外上市外资股），采取记名股票形式，以人民币标明面值，以外币认购。

境外上市外资股在境外上市，可以采取境外存股证形式或者股票的其他派生形式。

第四条　国务院证券委员会或者其监督管理执行机构中国证券监督管理委员会，可以与境外证券监督管理机构达成谅解、协议，对股份有限公司向境外投资人募集股份并在境外上市及相关活动进行合作监督管理。

第五条　股份有限公司向境外投资人募集股份并在境外上市，应当按照国务院证券委员会的要求提出书面申请并附有关材料，报经国务院证券委员会批准。

第六条　国有企业或者国有资产占主导地位的企业按照国家有关规定改建为向境外投资人募集股份并在境外上市的股份有限公司，以发起方式设立的，发起人可以少于 5人；该股份有限公司一经成立，即可以发行新股。

第七条　向境外投资人募集股份并在境外上市的股份有限公司（以下简称公司）向境内投资人发行的股份(以下简称内资股)，采取记名股票形式。

第八条　经国务院证券委员会批准的公司发行境外上市外资股和内资股的计划，公司董事会可以作出分别发行的实施安排。

公司依照前款规定分别发行境外上市外资股和内资股的计划，可以自国务院证券委员会批准之日起15个月内分别实施。

第九条　公司在发行计划确定的股份总数内，分别发行境外上市外资股和内资股的，应当分别一次募足；有特殊情况不能一次募足的，经国务院证券委员会批准，也可以分次发行。

第十条　公司发行计划确定的股份未募足的，不得在该发行计划外发行新股。公司需要调整发行计划的，由股东大会作出决议，经国务院授权的公司审批部门核准后，报国务院证券委员会审批。

公司增资发行境外上市外资股与前一次发行股份的间隔期间，可以少于12个月。

第十一条　公司在发行计划确定的股份总数内发行境外上市外资股，经国务院证券委员会批准，可以与包销商在包销协议中约定，在包销数额之外预留不超过该次拟募集境外上市外资股数额百分之十五的股份。预留股份的发行，视为该次发行的一部分。

第十二条　公司分别发行境外上市外资股和内资股的计划，应当在公司各次募集股份的招股说明材料中全面、详尽披露。对已经批准并披露的发行计划进行调整的，必须重新披露。

第十三条 国务院证券委员会会同国务院授权的公司审批部门，可以对公司章程必备条款作出规定。

公司章程应当载明公司章程必备条款所要求的内容；公司不得擅自修改或者删除公司章程中有关公司章程必备条款的内容。

第十四条　公司应当在公司章程中载明公司的营业期限。公司的营业期限，可以为永久存续。

第十五条　公司章程对公司及其股东、董事、监事、经理和其他高级管理人员具有约束力。

公司及其股东、董事、监事、经理和其他高级管理人员均可以依据公司章程主张权利，提出仲裁或者提起诉讼。

本条第一款、第二款所称其他高级管理人员包括公司财务负责人、董事会秘书和公司章程规定的其他人员。

第十六条　依法持有境外上市外资股、其姓名或者名称登记在公司的股东名册上的境外投资人，为公司的境外上市外资股股东。

境外上市外资股的权益拥有人可以依照境外上市外资股股东名册正本存放地或者境外上市地的法律规定，将其股份登记在股份的名义持有人名下。

境外上市外资股股东名册为证明境外上市外资股股东持有公司股份的充分证据；但是有相反证据的除外。

第十七条　依据本规定第四条所指的谅解、协议，公司可以将境外上市外资股股东名册正本存放在境外，委托境外代理机构管理；公司应当将境外代理机构制作的境外上市外资股股东名册的副本备置于公司的住所。受委托的境外代理机构应当随时保证境外上市外资股股东名册正本、副本的一致性。

第十八条　境外上市外资股股东名册正本的更正需要依据司法裁定作出的，可以由名册正本存放地有管辖权的法院裁定。

第十九条　境外上市外资股股东遗失股票，申请补发的，可以依照境外上市外资股股东名册正本存放地的法律、证券交易场所规则或者其他有关规定处理。

第二十条　公司召开股东大会，应当于会议召开45日前发出书面通知，将会议拟审议的事项以及会议日期和地点告知所有在册股东。

拟出席股东大会的股东应当于会议召开20日前，将出席会议的书面回复送达公司。

书面通知和书面回复的具体形式由公司在公司章程中作出规定。

第二十一条　公司召开股东大会年会，持有公司有表决权的股份百分之五以上的股东有权以书面形式向公司提出新的提案，公司应当将提案中属于股东大会职责范围内的事项，列入该次会议的议程。

第二十二条　公司根据股东大会召开前20日时收到的书面回复，计算拟出席会议的股东所代表的有表决权的股份数。拟出席会议的股东所代表的有表决权的股份数达到公司有表决权的股份总数二分之一的，公司可以召开股东大会；达不到的，公司应当于 5日内将会议拟审议的事项、会议日期和地点以公告形式再次通知股东，经公告通知，公司可以召开股东大会。

第二十三条　公司的董事、监事、经理和其他高级管理人员对公司负有诚信和勤勉的义务。

前款所列人员应当遵守公司章程，忠实履行职务，维护公司利益，不得利用在公司的地位和职权为自己谋取私利。

第二十四条　公司应当聘用符合国家有关规定的、独立的会计师事务所，审计公司的年度报告，并复核公司的其他财务报告。

公司应当向其聘用的会议师事务所提供有关资料和答复询问。

公司聘用会计师事务所的聘期，自公司本次股东年会结束时起至下次股东年会结束时止。

第二十五条　公司解聘或者不再续聘会计师事务所，应当事先通知会计师事务所，会计师事务所有权向股东大会陈述意见。

会计师事务所提出辞聘的，应当向股东大会说明公司有无不当情事。

第二十六条　公司聘用、解聘或者不再续聘会计师事务所由股东大会作出决定，并报中国证券监督管理委员会备案。

第二十七条　公司向境外上市外资股股东支付股利以及其他款项，以人民币计价和宣布，以外币支付。公司所筹集的外币资本金的结汇和公司向股东支付股利以及其他款项所需的外币，按照国家有关外汇管理的规定办理。

公司章程规定由其他机构代为兑换外币并付给股东的，可以依照公司章程的规定办理。

第二十八条　公司所编制的向境内和境外公布的信息披露文件，内容不得相互矛盾。

分别依照境内、境外法律、法规、证券交易场所规则的规定，公司在境内、境外或者境外不同国家和地区披露的信息有差异的，应当将差异在有关的证券交易场所同时披露。

第二十九条　境外上市外资股股东与公司之间，境外上市外资股股东与公司董事、监事和经理之间，境外上市外资股股东与内资股股东之间发生的与公司章程规定的内容以及公司其他事务有关的争议，依照公司章程规定的解决方式处理。

解决前款所述争议，适用中华人民共和国法律。

第三十条　本规定自发布之日起施行。

B20.9407

Translation © 1994 by Baker & McKenzie

ORDER OF THE STATE COUNCIL OF THE PEOPLE'S REPUBLIC OF CHINA

Nº 160

The *Special Regulations of the State Council Concerning Share Offerings and Listings Outside the People's Republic of China of Joint Stock Limited Companies* were adopted at the 22nd Ordinary Meeting of the State Council on July 4, 1994 and are hereby promulgated. They shall be implemented as from the date of promulgation.

The Premier,
Li Peng

August 4, 1994

Translation © 1994 by Baker & McKenzie

SPECIAL REGULATIONS OF THE STATE COUNCIL CONCERNING SHARE OFFERINGS AND LISTINGS OUTSIDE THE PEOPLE'S REPUBLIC OF CHINA OF JOINT STOCK LIMITED COMPANIES

(Adopted at the 22nd Ordinary Meeting of the State Council on July 4, 1994. Promulgated by the State Council on, and effective from, August 4, 1994.)

Article 1. These Regulations are formulated in accordance with Articles 85 and 155 of the *Company Law of the People's Republic of China*, in order to suit the need of joint stock limited companies to offer shares outside the People's Republic of China (hereinafter referred to as the "PRC") and be Listed Outside the PRC.

Article 2. Subject to approval by the State Council Securities Commission, a joint stock limited company may offer shares to designated and non-designated investors outside the PRC and its shares may be Listed Outside the PRC.

For the purposes of these Regulations, the term "Listed Outside the PRC" shall mean the circulation and transfer on a public securities exchange outside the PRC of the shares of a joint stock limited company that were issued to investors outside the PRC.

Article 3. The shares of a joint stock limited company that are offered to investors outside the PRC and Listed Outside the PRC (hereinafter referred to as "Foreign Investment Shares Listed Outside the PRC") shall be in the form of registered share certificates the par value of which is denominated in Renminbi and that are subscribed for with foreign currency.

Foreign Investment Shares Listed Outside the PRC that are being Listed Outside the PRC may be in the form of non-PRC depository shares or other forms of share derivatives.

Article 4. The State Council Securities Commission or its supervision, control and implementation agency — the China Securities Regulatory Commission — may reach understandings and agreements with securities supervision and control organizations outside the PRC on cooperative supervision and control of the offering of shares to investors outside the PRC by, and the Listing Outside the PRC of, joint stock limited companies, as well as of related activities.

Article 5. To issue shares to investors outside the PRC and be Listed Outside the PRC, joint stock limited companies shall prepare written applications accompanied by relevant materials as required by the State Council Securities Commission and shall submit the same to the State Council Securities Commission for approval.

Article 6. If state-owned enterprises, or enterprises the principal assets of which are state-owned, are restructured in accordance with state regulations as joint stock limited companies which offer shares to investors outside the PRC and which are Listed Outside the PRC, and such companies are established through sponsorship, there may be fewer than five sponsors. Such joint stock limited companies may issue new shares as soon as they have been established.

Article 7. Shares that are issued to domestic investors (hereinafter referred to as "Domestic Investment Shares") by joint stock limited companies that sell shares to foreign investors and are Listed Outside the PRC (hereinafter referred to as "Companies") shall be in the form of registered share certificates.

Article 8. After a Company's plan for the issue of Foreign Investment Shares Listed Outside the PRC and Domestic Investment Shares has been approved by the State Council Securities Commission, its board of directors may make arrangements for implementing such plan through separate share issues.

A Company's plan for separate issue of Foreign Investment Shares Listed Outside the PRC and Domestic Investment Shares in accordance with the preceding paragraph may be implemented through separate share issues within 15 months of the date of approval of the plan by the State Council Securities Commission.

Article 9. If a company makes separate issues of Foreign Investment Shares Listed Outside the PRC and Domestic Investment Shares within the total number of shares determined in the issue plan, it shall, in the case of each issue, offer all the shares in a single process. If due to special circumstances such Company is unable to issue all the shares in a single process, it may issue the shares in installments, subject to the approval of the State Council Securities Commission.

Article 10. If not all of the shares determined in a Company's issue plan are subscribed for, the Company may not issue new shares outside of the plan. If a Company needs to adjust its plan for the issue of shares, its shareholders' general meeting shall adopt a resolution to that effect, which shall be examined and approved by the Company examination and approval authority authorized by the State Council and subsequently be submitted to the State Council Securities Commission for examination and approval.

The period between a Company's issue of Foreign Investment Shares Listed Outside the PRC in connection with an increase of capital and the preceding share issue may be less than 12 months.

Article 11. Subject to the approval of the State Council Securities Commission, a Company that issues Foreign Investment Shares Listed Outside the PRC within the total amount of shares determined in the issue plan may agree with the underwriter in the underwriting agreement to reserve, in addition to the amount underwritten, not more than 15 percent of the Foreign Investment Shares Listed Outside the PRC that are to be offered in that particular issue. The issue of shares so reserved shall be regarded as a part of that issue.

Article 12. A Company's plan to issue Foreign Investment Shares Listed Outside the PRC and Domestic Investment Shares at different times shall be disclosed comprehensively and in full detail in the share offering material pertaining to each issue. If an issue plan that has been approved and disclosed undergoes a revision, it must be disclosed anew.

Article 13. The State Council Securities Commission, in conjunction with the Company examination and approval authority authorized by the State Council, may prescribe mandatory provisions for the articles of association of Companies.

Companies shall clearly incorporate into their articles of association the required contents of the mandatory provisions for the articles of association of Companies. Without authorization, Companies may not amend or delete those contents of their articles of association that concern the provisions that are mandatory for the articles of association of Companies.

Article 14. Companies shall clearly record their business term in their articles of association. Companies may have a perpetual business term.

Article 15. A Company's articles of association shall be binding on the Company, its shareholders, directors and supervisors, and its managers and other senior management personnel.

A Company, its shareholders, directors and supervisors, and its managers and other senior management personnel may all assert their rights and initiate arbitration or litigation proceedings in accordance with the Company's articles of association.

For the purposes of the first and second paragraphs hereof, the term "other senior management personnel" shall include the Company's chief financial officer, the secretary of the board of directors and such other personnel as are specified in the Company's articles of association.

Article 16. An investor outside the PRC that lawfully holds Foreign Investment Shares Listed Outside the PRC and whose name is registered in the Company's register of shareholders shall be considered a holder of the Company's Foreign Investment Shares Listed Outside the PRC.

A beneficial owner of Foreign Investment Shares Listed Outside the PRC may register his shares in the name of a nominal holder of such shares in accordance with the legal regulations of the place where the original register of holders of the Foreign Investment Shares Listed Outside the PRC is maintained or of the place Outside the PRC where the shares are Listed.

The register of holders of Foreign Investment Shares Listed Outside the PRC shall be ample evidence of the holding of Company shares by a holder of Foreign Investment Shares Listed Outside the PRC, except where there is evidence to the contrary.

Article 17. In accordance with an understanding or agreement as referred to in Article 4 hereof, a Company may keep outside the PRC its register of holders of Foreign Investment Shares Listed Outside the PRC, and entrust an agency outside the PRC with administering it. The Company shall keep at its domicile a duplicate of the register of holders of Foreign Investment Shares Listed Outside the PRC made by the agency outside the PRC. The entrusted agency outside the PRC shall ensure that the original and the duplicate of the

register of holders of Foreign Investment Shares Listed Outside the PRC are consistent with each other at all times.

Article 18. For corrections in the original register of holders of Foreign Investment Shares Listed Outside the PRC that are to be made pursuant to a judicial ruling, a ruling may be made by a court of competent jurisdiction in the place where the original registry is kept.

Article 19. If a holder of Foreign Investment Shares Listed Outside the PRC loses his share certificate and applies for a new one, the matter may be handled in accordance with the law of the place where the register of holders of Foreign Investment Shares Listed Outside the PRC is kept, the rules of the securities trading place or other relevant regulations.

Article 20. Forty-five days prior to the date on which a Company is to hold a shareholders' general meeting, it shall issue a written notice informing all registered shareholders of the proposed agenda and the date and place of the meeting.

Shareholders that plan to attend the shareholders' general meeting shall return a written reply of attendance to the Company 20 days prior to the date on which the meeting is to be held.

The specific form of the written notice and the written reply shall be determined by the Company in its articles of association.

Article 21. When a Company holds an annual shareholders' general meeting, shareholders holding more than 5 percent of the Company's voting shares shall have the right to submit new motions to the Company in writing. The Company shall include in the agenda of the shareholders' general meeting those of such motions that are within the scope of duties of the shareholders' general meeting.

Article 22. A Company shall calculate the number of voting shares represented by the shareholders that plan to attend the shareholders' general meeting on the basis of the written replies it has received 20 days prior to the meeting. If the number of voting shares represented by the shareholders that plan to attend the shareholders' general meeting constitutes at least half of the total number of voting shares of the Company, the Company may hold the meeting. If the number of voting shares so represented constitutes less than half of the total number of voting shares of the Company, then within five days the Company shall again notify the stockholders, by public notice, of the proposed agenda and the time and place of the meeting. Having issued the public notice, the Company may hold the shareholders' general meeting.

Article 23. The directors and supervisors and the managers and other senior management personnel of a Company shall have an obligation to act as a fiduciary and an obligation of diligence toward the Company.

The persons mentioned in the preceding paragraph shall abide by the Company's articles of association, faithfully discharge their duties and safeguard the interests of the Company. They may not exploit their position, functions or powers in the Company for personal gain.

Article 24. A Company shall engage an independent accounting firm that complies with relevant state regulations to audit the Company's annual report and to verify the Company's other financial reports.

A Company shall provide the accounting firm engaged by it with relevant information and respond to such firm's inquiries.

The term for which a Company engages an accounting a firm shall extend from the conclusion of an annual shareholders' meeting to the conclusion of the next annual shareholders' meeting.

Article 25. If a Company wishes to dismiss or does not wish to renew the engagement of an accounting firm, it shall inform the accounting firm in advance, whereupon the accounting firm shall have the right to state its views to the shareholders' general meeting.

If an accounting firm resigns of its own accord, it shall state to the shareholders' general meeting whether or not there are any improper matters in respect of the Company.

Article 26. A Company's decision to engage, dismiss or not renew the engagement of an accounting firm shall be made by the shareholders' general meeting and submitted to the China Securities Regulatory Commission for the record.

Article 27. Dividends and other sums to be paid by a Company to holders of Foreign Investment Shares Listed Outside the PRC shall be calculated and declared in Renminbi and paid in foreign currency. The settlement of foreign currency capital raised by a Company, and the foreign currency required by a Company to pay dividends and other sums to its shareholders, shall be handled in accordance with the exchange control regulations of the state.

If a Company's articles of association provide for foreign currency conversion and payment to shareholders to be effected by another organization on behalf of the Company, the matter may be handled in accordance with the provisions of the Company's articles of association.

Article 28. The contents of information disclosure documents prepared by a Company and published in and outside the PRC may not be contradictory.

If there are differences in the information that a Company discloses inside the PRC and outside the PRC, or in different countries and regions outside the PRC, under the laws, regulations and securities trading place rules in effect in and outside the PRC, respectively, such differences shall be disclosed simultaneously at the relevant securities trading places.

Article 29. Disputes concerning the content of a Company's articles of association or other Company matters that arise between holders of Foreign Investment Shares Listed Outside the PRC and the Company, between holders of Foreign Investment Shares Listed Outside the PRC and directors, supervisors and managers of the Company, or between holders of Foreign Investment Shares Listed Outside the PRC and holders of Domestic Investment

Shares shall be handled in accordance with the method of dispute resolution set forth in the Company's articles of association.

The resolution of disputes referred to in the preceding paragraph shall be governed by the laws of the PRC.

Article 30. These Regulations shall be implemented as from the date of promulgation.

JTB10963.DOC


RECEIVED

Please refer to the material contracts in Section A8.

Please refer to the consent letters in Section A6.

北京市嘉源律师事务所
JIA YUAN LAW FIRM
中国北京复兴门内大街158号远洋大厦F408 邮政编码: 100031
F408, Ocean Plaza 158 Fuxing Men Nei Avenue, Beijing 100031 China
www.jiayuan-law.com
电话 *TEL*:(8610) 66413377 传真 *FAX*:(8610) 66412855 电子邮件 *E-MAIL*: eoffice@jiayuan-law.com

RECEIVED
2007 MAR 13 A 11:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

致： 贝克・麦坚时律师事务所

抄送：中国中煤能源股份有限公司

关于：中国中煤能源股份有限公司（"公司"）招股说明书及章程的确认

根据中国中煤能源集团公司与北京市嘉源律师事务所（以下简称"本所"）签订的法律顾问《聘用协议》，本所担任公司首次公开发行境外上市外资股（"H股"）并在香港联合证券交易所有限公司主板上市（"本次发行上市"）之中国（为本确认函之目的，不包括香港特别行政区、澳门特别行政区及台湾地区）律师，为其本次发行上市提供法律服务。

本所审阅了公司为本次发行上市而编制的招股说明书（第五稿）（"招股说明书"）以及公司境外上市章程（"公司章程"），并于本确认函出具之日，确认如下：

1、 公司章程已载明了《到境外上市公司章程必备条款》及《关于到香港上市公司对公司章程作补充修改的意见函》规定的全部内容，未对前述规定的内容进行重大或实质性修改或删除。

2、 招股说明书中披露的有关《中华人民共和国公司法》、《国务院关于股份公司境外募集股份及上市的特别规定》及其他中国法律、法规的内容表述真实、准确。

北京市嘉源律师事务所

二OO六年十月二十日

RECEIVED
2007 MAR 13 A 11:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

二零零六年十一月二十九日

中国中煤能源股份有限公司

与

高尚全

独立非执行董事服务合同

本合同于二零零六年 十 月二十九 日由下列双方签订：

(1) 中国中煤能源股份有限公司是一家依据中华人民共和国（以下简称“中国”）法律成立的公司，其法定住所是中国北京市朝阳区黄寺大街1号（以下简称“甲方”）；

(2) 高尚全，中国公民，身份证号码 110102192909102751（以下简称“乙方”）。

甲乙双方达成以下协议：

第一条 委任

1.1 甲方依据本合同条款，委任乙方为甲方董事会的独立非执行董事。

1.2 乙方同意依据本合同规定受委任为甲方董事会的独立非执行董事。

第二条 任期

2.1 甲方同意按照本合同的条款和条件聘用乙方，而乙方同意按照本合同的条款和条件担任甲方之独立非执行董事。除非本合同第7条另有规定，甲方从股东大会决议选举乙方担任甲方非执行董事之日起委任乙方，任期三年，委任期到甲方第三次周年股东大会为止，期满后在双方同意下可以连选连任。如乙方获连选连任，则本合同继续有效，直至任何一方向另一方发出不少于1个月的书面通知的情况下终止本合同。

第三条 职责

3.1 乙方向甲方承诺遵守及符合中国《公司法》、《国务院关于股份有限公司境外募集股份及上市的特别规定》、《经贸委、证监会关于进一步促进境外上市公司规范运作和深化改革的意见》、《关于在上市公司建立独立董事制度的指导意见》及其它中国有关的法律、法规、规章、甲方的公司章程、本合同、甲方就有关董事及独立董事所制定的各项规章制度及内部守则、甲方的股东大会的合法决议及董事会的合法决议，履行其独立非执行董事职责，并同意甲方将享有公司章程规定的救济措施。乙方向甲方的每位股东承诺，其将遵守及履行甲方公司章程规定其对股东应尽的责任。 19A.54(1) 19A.54(2)

3.2 乙方向甲方承诺并保证遵守及符合一切《香港联合交易所证券上市规则》（包括上市公司董事进行证券交易的标准守则）、香港证券及期货事务监察委员会所颁布的《香港公司收购、合并及股份购回守则》、香港法例第五百七十一章《证券及期货条例》、《有关董事责任的非法定指引》及其它所有有关法律或规则所载的有关约束及义务规定。 19A.54(1)

3.3 乙方确认对甲方负有诚信与勤勉的义务，不会从事与甲方业务有竞争或进行任何会损害甲方利益的活动，并且：

(a) 乙方应遵守并执行甲方董事会不时提出或作出的与甲方业务运作有关的、需乙方履行或遵守的合法指示或指引，且忠诚地、勤勉地为甲方服务，并尽其所能地保护甲方合法权益及所有资产；

(b) 乙方应按甲方需要的日期及时间工作；

(c) 乙方不得利用、取得或损害甲方的任何业务机会或业务关系。

3.4 乙方向甲方承诺，其将按照相关法律、法规、《关于在上市公司建立独立董事制度的指导意见》和公司章程的要求，认真独立履行职责，维护公司整体利益，不受甲方主要股东、实际控制人、以及其他与甲方存在利害关系的单位或个人的影响，并关注中小股东的合法权益不受损害。乙方向甲方确认，其有足够的时间和精力有效地履行独立非执行董事的职责。

第四条　　报酬及费用

4.1 乙方受委任期间，甲方应按[由股东大会不时批准的每年津贴标准向乙方支付津贴。甲方应按月向乙方支付津贴。

4.2 在本合同期内，对于乙方因为向甲方提供甲方授权乙方办理有关事项的相关费用及参加董事会的合理必要开支(如差旅费、招待费等)，经乙方出示有关的收据及/或有效凭证后，在中国有关法律及政策的许可范围内甲方将予以支付。甲方亦可在事前向乙方提供款项，让乙方用以支付前述的各种必要开支，但乙方必须在使用该款项后尽快或按甲方的要求定时向甲方出具有效的开支凭证，以抵销该款项。

4.3 甲方应为乙方办理董事责任保险。

第五条　　不与竞争

5.1 乙方保证在其受聘为甲方董事及高级雇员期间以及在其与甲方的聘用关系结束后的六个月内，乙方将不以任何方式从事与甲方或任何甲方持有30%以上股权的子公司或分公司（以下统称“甲方集团”）有直接或间接竞争的业务，或直接或间接地拥有该等业务的利益或参与该等业务，或向任何与甲方集团成员的业务有竞争的公司或个人谋取任何身份或职位，亦不接受任何与甲方集团成员业务有竞争的公司或个人所提供的任何身份或职位。

第六条　　保密责任

6.1 乙方意识到在履行其在本合同项下的职责时会接触到甲方集团成员所拥有及/或由甲方集团成员保管的秘密资料（以下简称“**秘密资料**”），包括但不限于文件、材料、数字、信息、计划、内幕消息。乙方确认秘密资料为甲方集团成员独自所有及/或由甲方集团成员保管中。

6.2 无论是在本合同期内，或是在乙方停止受委任担任甲方董事后的任何时间内，乙方保证（除该等秘密资料在不违反本合同的保密承诺下可公开获得外）：

(a) 乙方绝不以任何方式向任何第三方泄露或披露秘密资料。但是乙方因为履行其在本合同项下的义务而有必要向甲方集团成员有关雇员及甲方集团成员聘用的专业人员披露的秘密资料或获董事会授权或由有适当管辖权的法庭发出指令予以披露的秘密资料则不在此限；

(b) 乙方绝不会为了自己、其亲友以及未经甲方许可的任何第三人的利益而以任何方式利用秘密资料；及

(c) 乙方须采取必要措施防止秘密资料向未经甲方许可的任何第三人扩散或披露。

6.3 本合同期满或乙方被提前解除委任时，或在甲方所要求的任何时间，乙方须立即、全部、有效地将其持有或控制的秘密资料及其它与甲方集团成员业务有关的全部资料（包括但不限于甲方文件、个人笔记、记录、报告、手册、图纸、表格、软盘、磁带）返还甲方，无论该等资料是否原由甲方提供给乙方。

6.4 乙方同意在履行其在本合同项下的服务期间所形成、开发、创造、制作的各种知识产权均为甲方独自享有，但乙方在其工作时间以外不利用属于甲方的财物或资源所形成、开发、创造、制作的各种知识产权则除外。

第七条　　委任终止

7.1 在乙方发生下列情形之一时，甲方有权发出书面通知，终止本合同中甲方与乙方的委任关系：

(a) 任何适用法律、法规、规例，应用指引或应用摘要禁止乙方出任或兼任董事或乙方丧失担任独立非执行董事的资格；

(b) 乙方严重违反、重复违反或不断违反其按合约所应履行之义务；

(c) 乙方按本合约执行职务时行为严重不当、严重失职或故意疏忽；

(d) 乙方的作为或不作为使甲方或甲方下属任何成员名誉严重受损，或损害甲方或甲方下属任何成员的业务利益；

(e) 乙方丧失行为能力或部分行为能力；

(f) 乙方被依法追究刑事责任或就任何有关操守或诚信之刑事罪行被判刑，除非甲方董事会（在考虑到其以受委任身份所需执行的职务的性质）合理地认为该等犯罪不影响其作为公司独立非执行董事的身份；

(g) 乙方被免除公司独立非执行董事职务或未获连选连任公司独立非执行董事；

(h) 乙方破产或与其债权人达成任何协议或债务和解或作出类似安排；

(i) 乙方根据甲方公司章程被免除公司独立非执行董事职务；或

(j) 乙方按甲方公司章程离任的。

于终止委任后，乙方将无权以任何理由就终止委任索取任何礼偿或赔偿。

7.2 除上文第7.1条的规定外，发生下列情况之一时，甲方亦可以书面通知乙方解除甲方与乙方的委任关系：

(a) 乙方因健康原因在任何十二个月内已累计达二百六十五个工作日未能实质性履行其在本合同项下的职责；

(b) 乙方严重违反其作为独立非执行董事的义务或本合同条款，经甲方书面通知后仍不改正；或

(c) 乙方在履行其在本合同项下的职责时因其故意或有重大过失而给甲方或任何甲方集团成员造成重大损害或损失。

甲方在行使上述终止委任的权利时，若有任何延搁，并不构成放弃行使此等权利。

7.3 如果本合同中甲乙双方的委任关系因为发生上文第7.1条或第7.2条原因而提前终止，该终止并不影响甲方在本合同中可以向乙方行使的权利，本合同第五条和第六条的规定仍然适用。

7.4 若乙方的委任受到终止，无论理由为何、有否预先通知或以何种方式终止，乙方同意在委任终止后的任何时间，不会自称仍然与甲方有任何关连。

7.5 乙方不会在受委任期间或在委任终止后一年内，为其本人或任何人士而怂恿任何甲方集团成员的任何雇员、工人、经理或董事离任，无论此等人士会否因离任而违反其与甲方集团成员的有关聘约。

7.6 若乙方的委任终止，无论理由为何，有否预先通告或以何种方式终止，乙方必须立刻向甲方辞退公司独立非执行董事一职。

第八条 违约及仲裁

8.1 本合同一方违反其在本合同中约定的义务，另一方有权提出限期补救、依约履行、排除妨碍、赔偿损失以及其它法定的救济措施。在不违反8.2条及适用法规定的情况下，一方未行使或仅部份行使其在本合同中的权利或是未采取或仅采取一部分法定救济措施，并不表示该方放弃行使全部或放弃行使未被行使的权利，也不表示该方放弃采取全部法定救济措施或是放弃未被采取的法定救济措施。

乙方若违反其根据本合同所负的义务时，甲方有权依据甲方的公司章程采取救济措施。 19A.54(1)

8.2 由本合同所产生或与本合同有关的争议应由甲乙双方通过友好协商解决。如果该争议未能在其发生后由甲乙双方协商解决，则本合同任何一方可将争议提交仲裁。

8.3 甲乙双方同意以下条款：

(a) 凡涉及(i)甲方与其董事之间；及(ii)境外上市外资股股东与甲方董事之间，基于本合同、甲方的公司章程、《公司法》及其它有关法律、行政法规所规定的权利义务发生的与甲方事务有关的争议或者权利主张，有关当事人应当将此类争议或者权利主张提交仲裁解决。 19A.54(3)(a)

前述争议或者权利主张提交仲裁时，应当是全部权利主张或者争议整体；所有由于同一事由有诉因的人或者该争议或权利主张的解决需要其参与的人，如果其身份为甲方或甲方股东、董事、监事、经理或者其它高级管理人员，应当服从仲裁。 19A.54(3)(b)

有关股东界定、股东名册的争议，可以不用仲裁方式解决。 19A.54(3)(c)

(b) 申请仲裁者可以选择中国国际经济贸易仲裁委员会按其仲裁规则进行仲裁，也可以选择香港国际仲裁中心按其证券仲裁规则进行仲裁。申请仲裁者将争议或者权利主张提交仲裁后，对方必须在申请者选择的仲裁机构进行仲裁。 19A.54(3)(d)

(c) 如申请仲裁者选择香港国际仲裁中心进行仲裁，则任何一方可以按香港国际仲裁中心的证券仲裁规则的规定请求该仲裁在深圳进行。 19A.54(3)(e)

(d) 以仲裁方式解决因上文(a)所述争议或者权利主张，适用中华人民共和国的法律；但法律、行政法规另有规定的除外。 19A.54(3)(f)

(e) 仲裁机构的裁决是终局裁决，对甲乙双方均具约束力。 19A.54(3)(g)

(f) 此项仲裁协议乃乙方与甲方达成，甲方既代表其本身亦代表每名股东。 19A.54(3)(h)

(g) 任何提交的仲裁均须视为授权仲裁庭进行公开审理及公布其裁决。 19A.54(3)(i)

第九条 合同生效

9.1 双方或其授权代表于首页所载明的日期签署本合同，本合同自签署之日起成立，其效力追溯至甲方从股东大会决议选举乙方担任甲方非执行董事职务之日起。

第十条 附则

10.1 乙方承认并保证，除本合同明确规定者外，甲方与乙方先前未就本合同所载明的事项作出任何书面、口头或暗示的合同或安排，而乙方签订本合同并没有依赖本合同未有规定的任何声明。

10.2 合同是关于乙方亲自提供服务的协议，因此，乙方在本合同中的各项权利、利益、义务、责任等均不得转让、让与、或委托予任何第三方（乙方书面委托甲方其它董事代为出席甲方董事会则不在此限）。

10.3 非经甲乙双方书面同意，本合同任何一方均不得增添、删减、或修改本合同任何条款。

10.4 如双方同意调整于本协议下应支付予乙方之报酬，该调整将不会构成一份新的合约，而乙方之聘用将继续受制于本协议但加上前述调整，但双方另有书面相反协议的除外。

10.5 本合同各条款的标题仅为方便而设，其存在不应损及本合同各条款的含义与解释。

10.6 本合同所称的"法律"包括中国立法机关及行政机关制定的法令、法规、规定、规范意见、决定等法律文件以及原机关对其所颁布或制定的法律文件作出的任何修改或变更。

10.7 本合同的订立、效力、解释、履行和争议的解决，均受中国法律保护和管辖。

10.8 本合同的若干条款若被中国司法机关判定或裁定无效或不可强制执行，该判定或裁定并不会损及本合同其它条款的有效性。

第十一条　　通知

11.1 一方根据本协议规定作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人或挂号邮务发至另一方以下规定的地址或传真至另一方以下规定的传真号码。通知被视为已有效作出的日期应按以下规定确定：

(a) 经专人交付的通知应在专人交付之日被视为有效作出。

(b) 以挂号邮寄的，通知应在付邮（以邮戳日期为准）后第七（7）天（若最后一天是星期日或法定节假日则顺延至下一个工作日）被视为有效作出。

(c) 以传真形式发出的通知应视作于传真完毕的时间作出。但发件人应出示传真机就其所发出的文件而印刷的报告以证明有关文件已经完满地传给对方。

11.2 如果乙方更换地址，应在取得新地址后的七天内通知甲方。甲乙双方的联系资料如下：

甲方地址：中国北京市朝阳区黄寺大街一号
联系人：周东洲
电话：+ 86 10 82256618
传真：+86 10 82256469

乙方地址：北京海淀区皂君庙4号 100081
电话： 010 82190568
传真： 010 82190568

鉴此，甲方和乙方在北京签署本合同。

甲方：中国中煤能源股份有限公司
法定代表人/授权代表：

姓名：经天亮
职务：董事长、执行董事

乙方：

姓名：高尚全

RECEIVED

2007 MAR 13 A 10:28

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

二零零六年11月29日

中国中煤能源股份有限公司

与

经天亮

执行董事服务合同

本合同于二零零六年 11 月 29 日由下列双方签订：

(1) 中国中煤能源股份有限公司，一家依据中华人民共和国（以下简称“中国”法律成立的公司，其法定住所是中国北京市朝阳区黄寺大街1号（以下简称“甲方”）；和

(2) 经天亮，中国公民，身份证号码为 （以下简称“乙方”）。

甲乙双方达成以下协议：

第一条 聘用

1.1 本合同旨在确定并规范甲方作为聘用方、乙方作为受聘方的聘用服务关系。

1.2 甲方依据本合同条款，聘用乙方为甲方董事会的执行董事。

1.3 乙方同意依据本合同规定受聘为甲方董事会的执行董事。

第二条 任期

2.1 甲方同意按照本合同的条款和条件聘用乙方，而乙方同意按照本合同的条款和条件担任甲方之执行董事。除非本合同第8条另有规定，甲方从股东大会决议选举乙方担任甲方执行董事之日起聘用乙方，任期三年，聘用期到甲方第三次周年股东大会为止，期满后在双方同意下可以连选连任。如乙方获连选连任，则本合同继续有效，直至任何一方向另一方发出不少于1个月的书面通知的情况下终止本合同。

第三条 职责

3.1 乙方向甲方承诺遵守及符合中国《公司法》、《国务院关于股份有限公司境外募集股份及上市的特别规定》及其它中国有关的法律、法规、甲方的公司章程、本合同、甲方的股东大会的合法决议及董事会的合法决议，履行其董事职责，并同意甲方将享有公司章程规定的救济措施。乙方向甲方的每位股东承诺，其将遵守及履行甲方公司章程规定其对股东应尽的责任。 19A.54 (1)

3.2 乙方向甲方承诺并保证遵守及符合一切《香港联合交易所证券上市规则》（包括上市公司董事进行证券交易的标准守则）、香港证券及期货事务监察委员会所颁布的《香港公司收购、合并及股份购回守则》、香港法例第571章《证券及期货条例》、《有关董事责任的非法定指引》及其它所有有关法律或规则所载的有关约束及义务规定。乙方并向代表每位股东的甲方承诺遵守及履行甲方的公司章程规定的其对股东应尽的责任。 19A.54 (1) 19A.54 (2)

3.3 乙方确认对甲方负有诚信与勤勉的义务，不会从事与甲方业务有竞争或进行任何会损害甲方利益的活动。

3.4 乙方的服务

(a) 乙方须在被聘用的持续期间内：

(i) 全面负责甲方业务的整体管理，并根据甲方董事会的指示履行董事职务，包括甲方业务的日常管理和收到合理通知后出席董事会会议；

(ii) 除另有协定外，在不收取额外报酬的情况下，履行甲方董事会不时向其指派的其他与甲方业务或甲方任何附属公司或相关公司有关的职责及职位；

(iii) 竭尽所能保障甲方及提升甲方的利益；

(iv) 付出其所有时间、专注和技能履行作为甲方执行董事的职责；

(v) 忠诚地履行及行使与其职位相符的职责及权力，并在履行该等职责及行使该等权力时，遵守及符合所有不时由甲方董事会制定的决议、规则和指示；

(vi) 在任何时间即时及全面地知会甲方董事会有关其处理的业务或事务的情况。

(b) 乙方须按甲方董事会不时的指示在中国或其他地点工作，并必须遵照甲方董事会不时合理规定的工作时间和按甲方董事会不时的指示就履行其职责出差。

(c) 乙方应遵守甲方根据中国法律法规制定的各种规章制度，甲方有权修改补充上述规章制度，并以此为依据对乙方进行奖惩。

第四条　报酬及费用

4.1 作为履行第3条所述职责的报酬，乙方任职期间，甲方应按由股东大会不时批准的每年薪金标准向乙方支付服务费。

乙方的酬金由甲方按月支付。若因任何原因终止本合同，而乙方服务时间不足一个月时，则根据实际服务时间按比例计算。

4.2 乙方作为甲方的执行董事年终奖励，可由董事会根据公司章程及公司制定的董事奖励办法由董事会酌情决定。在决定乙方年终奖励的董事会上乙方没有投票权。

4.3　除4.1及4.2条外，乙方应有权享有甲方给予其他所有职员的一切津贴及利益。乙方享有的医疗保险等其它福利待遇均参照国家有关法规及甲方的内部规章执行。

4.4　在本合同期内，对于乙方因为向甲方提供其在本合同项下的服务或因为执行与甲方营运有关的事项而由乙方发生的各种合理必要开支(如差旅费，招待费等)，经乙方出示有关的发票及/或有效凭证后，在中国有关法律及政策的许可范围内甲方将予以支付。甲方亦可在事前向乙方提供款项，让乙方用以支付前述的各种必要开支，但乙方必须在使用该款项后尽快或按甲方的要求定时向甲方出具有效的开支凭证，以抵消该款项。

4.5　甲方的长期激励方案，按中华人民共和国有关法律、法规办理。

4.6　甲方应为乙方办理董事责任保险。

第五条　　假期

5.1　乙方在委任持续期间的每一年，乙方须有权享有15天有薪假期（双休日及国家法定节假日以外的）。

第六条　　不与竞争

6.1　乙方保证在其受聘为甲方董事及高级雇员期间以及在其与甲方的聘用关系结束后的六个月内，乙方将不以任何方式从事与甲方或任何甲方持有30%以上股权的子公司或分公司（以下统称“甲方集团”）有直接或间接竞争的业务，或直接或间接地拥有该等业务的利益或参与该等业务，或向任何与甲方集团成员的业务有竞争的公司或个人谋取任何身份或职位，亦不接受任何与甲方集团成员业务有竞争的公司或个人所提供的任何身份或职位。

第七条　　保密责任

7.1　乙方意识到在履行其在本合同项下的职责时会接触到甲方集团成员所拥有及/或由甲方集团成员保管的秘密资料（以下简称“秘密资料”），包括但不限于文件、材料、数字、信息、计划、内幕消息。乙方确认秘密资料为甲方集团成员独自所有及/或由甲方集团成员保管中。

7.2　无论是在本合同期内，或是在乙方停止受聘担任甲方董事后的任何时间内(除非该等秘密资料已公开)，乙方保证：

(a)　乙方绝不以任何方式向任何第三方泄露或披露秘密资料。但是乙方因为履行其在本合同项下的义务而有必要向甲方集团成员有关雇员及甲方集团成员聘用的专业人员披露的秘密资料或获董事会授权或由有适当管辖权的法庭发出指令予以披露的秘密资料则不在此限；

(b) 乙方绝不会为了自己、其亲友以及未经甲方许可的任何第三人的利益而以任何方式利用秘密资料；及

(c) 乙方须采取必要措施防止秘密资料向未经甲方许可的任何第三人扩散或披露。

7.3 本合同期满或乙方被提前解聘时，或在甲方所要求的任何时间，乙方须立即、全部、有效地将其持有或控制的秘密资料及其它与甲方业务有关的全部资料（包括但不限于甲方文件、个人笔记、记录、报告、手册、图纸、表格、软盘、磁带）返还甲方，无论该等资料是否原由甲方提供给乙方。

7.4 乙方同意在履行其在本合同项下的服务期间所形成、开发、创造、制作的各种知识产权均为甲方独自享有，但乙方在其工作时间以外不利用属于甲方的财物或资源所形成、开发、创造、制作的各种知识产权则除外。

第八条　　聘用终止

8.1 在乙方发生下列情形之一时，甲方有权发出书面通知，终止本合同中甲方与乙方的聘用关系：

(a) 任何适用法律、法规、条例，应用指引或应用摘要禁止乙方出任或兼任董事或高级雇员；

(b) 乙方严重违反、重复违反或不断违反其按合约所应履行之义务；

(c) 乙方按本合约执行职务时行为严重不当、严重失职或故意疏忽；

(d) 乙方的作为或不作为使甲方或甲方下属任何成员名誉严重受损，或损害甲方或甲方下属任何成员的业务利益；

(e) 乙方丧失行为能力或部分行为能力；

(f) 乙方被依法追究刑事责任或就任何有关操守或诚信之刑事罪行被判刑，除非甲方董事会（在考虑到其以受委任身份所需执行的职务的性质）合理地认为该等犯罪不影响其作为公司董事的身份；

(g) 乙方被免除公司董事职务或未获连选连任公司董事；

(h) 乙方破产或与其债权人达成任何协议或债务和解或作出类似安排；

(i) 乙方根据甲方公司章程被免除公司董事职务；或

(j) 乙方按甲方公司章程离任的。

于终止聘用后，乙方将无权支取任何该年服务有关的花红，或以任何理由就终止聘用索取任何补偿或赔偿。

8.2 除上文第8.1条的规定外，发生下列情况之一时，甲方亦可以书面通知乙方即时解除甲方与乙方的聘用关系：

(a) 乙方因健康原因在十二个月内已累计达二百六十五个工作日未能实质性履行其在本合同项下的职责；

(b) 乙方严重违反其作为董事及高级雇员的义务或本合同条款，经甲方书面告知后仍不改正；或

(c) 乙方在履行其在本合同项下的职责时因其故意或有重大过失而给甲方或任何甲方集团成员造成重大损害或损失。

甲方在行使上述终止聘用的权利时，若有任何延搁，并不构成放弃行使此等权利。

8.3 如果本合同中甲乙双方的聘用关系因为发生上文第8.1条或第8.2条原因而提前终止，该终止并不影响甲方在本合同中可以向乙方行使的权利，本合同第六条和第七条的规定仍然适用。

8.4 若乙方的聘用受到终止，无论理由为何、有否预先通知或以何种方式终止，乙方同意在聘用终止后的任何时间，不会自称仍然与甲方有任何关连。

8.5 乙方不会在受聘期间或在聘用终止后一年内，为其本人或任何人士而怂恿甲方集团成员的任何雇员、工人、经理或董事及监事离任，不论此等人士会否因离任而违反其与甲方集团成员的有关聘约。

8.6 在甲方将被收购的情况下，乙方在甲方的股东大会事先批准的条件下，有权取得因失去职位或退休而获得的补偿或者其他款项。前款所称甲方被收购是指下列情况之一：

(一) 任何人向甲方全体股东提出收购要约；

(二) 任何提出收购要约，旨在使要约人成为控股股东。控股股东的定义与甲方公司章程第【五十二条】所称“控股股东”的定义相同。

除上述第8.6条由甲方股东大会批准的条款外，如果乙方不遵守本条规定收取任何其他款项，应当归还那些由于接受前述要约而将其股份出售的人所有；乙方应当承担因按比例分发该等款项所产生的费用，该费用不得从该等款项中扣除。

8.7 若乙方的委任终止，无论理由为何，有否预先通知或以何种方式终止，乙方必须立刻向甲方辞退公司董事一职。

第九条　　违约及仲裁

9.1 本合同一方违反其在本合同中约定的义务，另一方有权提出限期补救、依约履行、排除妨碍、赔偿损失以及其它法定的救济措施。在不违反9.2条及适用法规定的情况下，一方未行使或仅部份行使其在本合同中的权利或是未采取或仅采取一部分法定救济措施，并不表示该方放弃行使全部或放弃行使未被行使的权利，也不表示该方放弃采取全部法定救济措施或是放弃未被采取的法定救济措施。

乙方若违反其根据本合同所负的义务时，甲方有权依据甲方的公司章程采取救济措施。 19A.54(1)

9.2 由本合同所产生或与本合同有关的争议应由甲乙双方通过友好协商解决。如果该争议未能在其发生后由甲乙双方协商解决，则本合同任何一方可将争议提交仲裁。

9.3 甲乙双方同意以下条款：

(a) 凡涉及(i)甲方与其董事之间；及(ii)境外上市外资股股东与甲方董事之间，基于本合同、甲方的公司章程、《公司法》及其它有关法律、行政法规所规定的权利义务发生的与甲方事务有关的争议或者权利主张，有关当事人应当将此类争议或者权利主张提交仲裁解决。 19A.54(3)(a)

前述争议或者权利主张提交仲裁时，应当是全部权利主张或者争议整体；所有由于同一事由有诉因的人或者该争议或权利主张的解决需要其参与的人，如果其身份为甲方或甲方股东、董事、监事、经理或者其它高级管理人员，应当服从仲裁。 19A.54(3)(b)

有关股东界定、股东名册的争议，可以不用仲裁方式解决。 19A.54(3)(c)

(b) 申请仲裁者可以选择中国国际经济贸易仲裁委员会按其仲裁规则进行仲裁，也可以选择香港国际仲裁中心按其证券仲裁规则进行仲裁。申请仲裁者将争议或者权利主张提交仲裁后，对方必须在申请者选择的仲裁机构进行仲裁。 19A.54(3)(d)

(c) 如申请仲裁者选择香港国际仲裁中心进行仲裁，则任何一方可以按香港国际仲裁中心的证券仲裁规则的规定请求该仲裁在深圳进行。 19A.54(3)(e)

(d) 以仲裁方式解决因上文(a)所述争议或者权利主张，适用中华人民共和国的法律；但法律、行政法规另有规定的除外。 19A.54(3)(f)

(e) 仲裁机构的裁决是终局裁决，对甲乙双方均具约束力。 19A.54(3)(g)

(f) 此项仲裁协议乃乙方与甲方达成，甲方既代表其本身亦代表每名股东。 19A.54(3)(h)

(g) 任何提交的仲裁均须视为授权仲裁庭进行公开审理及公布其裁决。 19A.54(3)(i)

第十条 合同生效

10.1 双方或其授权代表于首页所载明的日期签署本合同，本合同自签署之日起成立。其效力追溯至甲方从股东大会决议选举乙方担任甲方执行董事之日起。

第十一条 附则

11.1 乙方承认并保证，除本合同明确规定者外，甲方与乙方先前未就本合同所载明的事项作出任何书面、口头或暗示的合同或安排，而乙方签订本合同并没有依赖本合同未有规定的任何声明。

11.2 合同是关于乙方亲自提供服务的协议，因此，乙方在本合同中的各项权利、利益、义务、责任等均不得转让、让与、或委托予任何第三方（乙方书面委托甲方其它董事代为出席甲方董事会、签署协议等法律文件则不在此限）。

11.3 非经甲乙双方书面同意，本合同任何一方均不得增添、删减、或修改本合同任何条款。

11.4 如双方同意调整于本协议下应支付予乙方之报酬或假期，该调整将不会构成一份新的合约，而乙方之聘用将继续受制于本协议但加上前述调整，但双方另有书面相反协议的除外。

11.5 本合同各条款的标题仅为方便而设，其存在不应损及本合同各条款的含义与解释。

11.6 本合同所称的“法律”包括中国立法机关及行政机关制定的法令、法规、规定、规范意见、决定等法律文件以及原机关对其所颁布或制定的法律文件作出的任何修改或变更。

11.7 本合同的订立、效力、解释、履行和争议的解决，均受中国法律保护和管辖。

11.8 本合同的若干条款若被中国司法机关判定或裁定无效或不可强制执行，该判定或裁定并不会损及本合同其它条款的有效性。

第十二条 通知

12.1 一方根据本协议规定作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人或挂号邮务发至另一方以下规定的地址或传真至另一方以下规定的传真号码。通知被视为已有效作出的日期应按以下规定确定：

(a) 经专人交付的通知应在专人交付之日被视为有效作出。

(b) 以挂号邮寄的，通知应在付邮（以邮戳日期为准）后第七（7）天（若最后一天是星期日或法定节假日则顺延至下一个工作日）被视为有效作出。

(c) 以传真形式发出的通知应视作于传真完毕的时间作出。惟发件人应出示传真机就其所发出的文件而印刷的报告以证明有关文件已经完满地传给对方。

12.2 如果乙方更换地址，应在取得新地址后的七天内通知甲方。甲乙双方的联系资料如下：

甲方地址：中国北京市朝阳区黄寺大街一号
联系人：周东洲
电话：+ 86 10 82256618
传真：+86 10 82256469

乙方地址：北京市朝阳区黄寺大街一号
电话：+86 10 82256481
传真：+86 10 82256479

鉴此，甲方和乙方在中国北京签署本合同。

甲方：**中国中煤能源股份有限公司**

法定代表人/授权代表：

姓名：
职务：执行董事

乙方：

姓名：经天亮

二零零六年十一月二十九日

中国中煤能源股份有限公司

与

李彦梦

独立非执行董事服务合同

本合同于二零零六年十一月二十九日由下列双方签订：

(1) 中国中煤能源股份有限公司是一家依据中华人民共和国（以下简称“中国”）法律成立的公司，其法定住所是中国北京市朝阳区黄寺大街1号（以下简称“甲方”）；

(2) 李彦梦，中国公民，身份证号码37011119450119105X（以下简称“乙方”）。

甲乙双方达成以下协议：

第一条　　委任

1.1 甲方依据本合同条款，委任乙方为甲方董事会的独立非执行董事。

1.2 乙方同意依据本合同规定受委任为甲方董事会的独立非执行董事。

第二条　　任期

2.1 甲方同意按照本合同的条款和条件聘用乙方，而乙方同意按照本合同的条款和条件担任甲方之独立非执行董事。除非本合同第7条另有规定，甲方从股东大会决议选举乙方担任甲方非执行董事之日起委任乙方，任期三年，委任期到甲方第三次周年股东大会为止，期满后在双方同意下可以连选连任。如乙方获连选连任，则本合同继续有效，直至任何一方向另一方发出不少于1个月的书面通知的情况下终止本合同。

第三条　　职责

3.1 乙方向甲方承诺遵守及符合中国《公司法》、《国务院关于股份有限公司境外募集股份及上市的特别规定》、《经贸委、证监会关于进一步促进境外上市公司规范运作和深化改革的意见》、《关于在上市公司建立独立董事制度的指导意见》及其它中国有关的法律、法规、规章、甲方的公司章程、本合同、甲方就有关董事及独立董事所制定的各项规章制度及内部守则、甲方的股东大会的合法决议及董事会的合法决议，履行其独立非执行董事职责，并同意甲方将享有公司章程规定的救济措施。乙方向甲方的每位股东承诺，其将遵守及履行甲方公司章程规定其对股东应尽的责任。 19A.54(1) 19A.54(2)

3.2 乙方向甲方承诺并保证遵守及符合一切《香港联合交易所证券上市规则》（包括上市公司董事进行证券交易的标准守则）、香港证券及期货事务监察委员会所颁布的《香港公司收购、合并及股份购回守则》、香港法例第五百七十一章《证券及期货条例》、《有关董事责任的非法定指引》及其它所有有关法律或规则所载的有关约束及义务规定。 19A.54(1)

3.3 乙方确认对甲方负有诚信与勤勉的义务，不会从事与甲方业务有竞争或进行任何会损害甲方利益的活动，并且：

(a) 乙方应遵守并执行甲方董事会不时提出或作出的与甲方业务运作有关的、需乙方履行或遵守的合法指示或指引，且忠诚地、勤勉地为甲方服务，并尽其所能地保护甲方合法权益及所有资产；

(b) 乙方应按甲方需要的日期及时间工作；

(c) 乙方不得利用、取得或损害甲方的任何业务机会或业务关系。

3.4 乙方向甲方承诺，其将按照相关法律、法规、《关于在上市公司建立独立董事制度的指导意见》和公司章程的要求，认真独立履行职责，维护公司整体利益，不受甲方主要股东、实际控制人、以及其他与甲方存在利害关系的单位或个人的影响，并关注中小股东的合法权益不受损害。乙方向甲方确认，其有足够的时间和精力有效地履行独立非执行董事的职责。

第四条 报酬及费用

4.1 乙方受委任期间，甲方应按[由股东大会不时批准的每年津贴标准向乙方支付津贴。甲方应按月向乙方支付津贴。

4.2 在本合同期内，对于乙方因为向甲方提供甲方授权乙方办理有关事项的相关费用及参加董事会的合理必要开支(如差旅费、招待费等)，经乙方出示有关的收据及/或有效凭证后，在中国有关法律及政策的许可范围内甲方将予以支付。甲方亦可在事前向乙方提供款项，让乙方用以支付前述的各种必要开支，但乙方必须在使用该款项后尽快或按甲方的要求定时向甲方出具有效的开支凭证，以抵销该款项。

4.3 甲方应为乙方办理董事责任保险。

第五条 不与竞争

5.1 乙方保证在其受聘为甲方董事及高级雇员期间以及在其与甲方的聘用关系结束后的六个月内，乙方将不以任何方式从事与甲方或任何甲方持有30%以上股权的子公司或分公司（以下统称“甲方集团”）有直接或间接竞争的业务，或直接或间接地拥有该等业务的利益或参与该等业务，或向任何与甲方集团成员的业务有竞争的公司或个人谋取任何身份或职位，亦不接受任何与甲方集团成员业务有竞争的公司或个人所提供的任何身份或职位。

第六条 保密责任

6.1 乙方意识到在履行其在本合同项下的职责时会接触到甲方集团成员所拥有及/或由甲方集团成员保管的秘密资料（以下简称“秘密资料”），包括但不限于文件、材料、数字、信息、计划、内幕消息。乙方确认秘密资料为甲方集团成员独自所有及/或由甲方集团成员保管中。

6.2 无论是在本合同期内，或是在乙方停止受委任担任甲方董事后的任何时间内，乙方保证（除该等秘密资料在不违反本合同的保密承诺下可公开获得外）：

(a) 乙方绝不以任何方式向任何第三方泄露或披露秘密资料。但是乙方因为履行其在本合同项下的义务而有必要向甲方集团成员有关雇员及甲方集团成员聘用的专业人员披露的秘密资料或获董事会授权或由有适当管辖权的法庭发出指令予以披露的秘密资料则不在此限；

(b) 乙方绝不会为了自己、其亲友以及未经甲方许可的任何第三人的利益而以任何方式利用秘密资料；及

(c) 乙方须采取必要措施防止秘密资料向未经甲方许可的任何第三人扩散或披露。

6.3 本合同期满或乙方被提前解除委任时，或在甲方所要求的任何时间，乙方须立即、全部、有效地将其持有或控制的秘密资料及其它与甲方集团成员业务有关的全部资料（包括但不限于甲方文件、个人笔记、记录、报告、手册、图纸、表格、软盘、磁带）返还甲方，无论该等资料是否原由甲方提供给乙方。

6.4 乙方同意在履行其在本合同项下的服务期间所形成、开发、创造、制作的各种知识产权均为甲方独自享有，但乙方在其工作时间以外不利用属于甲方的财物或资源所形成、开发、创造、制作的各种知识产权则除外。

第七条 委任终止

7.1 在乙方发生下列情形之一时，甲方有权发出书面通知，终止本合同中甲方与乙方的委任关系：

(a) 任何适用法律、法规、规例，应用指引或应用摘要禁止乙方出任或兼任董事或乙方丧失担任独立非执行董事的资格；

(b) 乙方严重违反、重复违反或不断违反其按合约所应履行之义务；

(c) 乙方按本合约执行职务时行为严重不当、严重失职或故意疏忽；

(d) 乙方的作为或不作为使甲方或甲方下属任何成员名誉严重受损，或损害甲方或甲方下属任何成员的业务利益；

(e) 乙方丧失行为能力或部分行为能力；

(f) 乙方被依法追究刑事责任或就任何有关操守或诚信之刑事罪行被判刑，除非甲方董事会（在考虑到其以受委任身份所需执行的职务的性质）合理地认为该等犯罪不影响其作为公司独立非执行董事的身份；

(g) 乙方被免除公司独立非执行董事职务或未获连选连任公司独立非执行董事；

(h) 乙方破产或与其债权人达成任何协议或债务和解或作出类似安排；

(i) 乙方根据甲方公司章程被免除公司独立非执行董事职务；或

(j) 乙方按甲方公司章程离任的。

于终止委任后，乙方将无权以任何理由就终止委任索取任何礼偿或赔偿。

7.2 除上文第7.1条的规定外，发生下列情况之一时，甲方亦可以书面通知乙方解除甲方与乙方的委任关系：

(a) 乙方因健康原因在任何十二个月内已累计达二百六十五个工作日未能实质性履行其在本合同项下的职责；

(b) 乙方严重违反其作为独立非执行董事的义务或本合同条款，经甲方书面通知后仍不改正；或

(c) 乙方在履行其在本合同项下的职责时因其故意或有重大过失而给甲方或任何甲方集团成员造成重大损害或损失。

甲方在行使上述终止委任的权利时，若有任何延搁，并不构成放弃行使此等权利。

7.3 如果本合同中甲乙双方的委任关系因为发生上文第7.1条或第7.2条原因而提前终止，该终止并不影响甲方在本合同中可以向乙方行使的权利，本合同第五条和第六条的规定仍然适用。

7.4 若乙方的委任受到终止，无论理由为何、有否预先通知或以何种方式终止，乙方同意在委任终止后的任何时间，不会自称仍然与甲方有任何关连。

7.5 乙方不会在受委任期间或在委任终止后一年内，为其本人或任何人士而怂恿任何甲方集团成员的任何雇员、工人、经理或董事离任，无论此等人士会否因离任而违反其与甲方集团成员的有关聘约。

7.6 若乙方的委任终止，无论理由为何，有否预先通告或以何种方式终止，乙方必须立刻向甲方辞退公司独立非执行董事一职。

第八条　　违约及仲裁

8.1 本合同一方违反其在本合同中约定的义务，另一方有权提出限期补救、依约履行、排除妨碍、赔偿损失以及其它法定的救济措施。在不违反8.2条及适用法规定的情况下，一方未行使或仅部份行使其在本合同中的权利或是未采取或仅采取一部分法定救济措施，并不表示该方放弃行使全部或放弃行使未被行使的权利，也不表示该方放弃采取全部法定救济措施或是放弃未被采取的法定救济措施。

乙方若违反其根据本合同所负的义务时，甲方有权依据甲方的公司章程采取救济措施。 19A.54(1)

8.2 由本合同所产生或与本合同有关的争议应由甲乙双方通过友好协商解决。如果该争议未能在其发生后由甲乙双方协商解决，则本合同任何一方可将争议提交仲裁。

8.3 甲乙双方同意以下条款：

(a) 凡涉及(i)甲方与其董事之间；及(ii)境外上市外资股股东与甲方董事之间，基于本合同、甲方的公司章程、《公司法》及其它有关法律、行政法规所规定的权利义务发生的与甲方事务有关的争议或者权利主张，有关当事人应当将此类争议或者权利主张提交仲裁解决。 19A.54(3)(a)

前述争议或者权利主张提交仲裁时，应当是全部权利主张或者争议整体；所有由于同一事由有诉因的人或者该争议或权利主张的解决需要其参与的人，如果其身份为甲方或甲方股东、董事、监事、经理或者其它高级管理人员，应当服从仲裁。 19A.54(3)(b)

有关股东界定、股东名册的争议，可以不用仲裁方式解决。 19A.54(3)(c)

(b) 申请仲裁者可以选择中国国际经济贸易仲裁委员会按其仲裁规则进行仲裁，也可以选择香港国际仲裁中心按其证券仲裁规则进行仲裁。申请仲裁者将争议或者权利主张提交仲裁后，对方必须在申请者选择的仲裁机构进行仲裁。 19A.54(3)(d)

(c) 如申请仲裁者选择香港国际仲裁中心进行仲裁，则任何一方可以按香港国际仲裁中心的证券仲裁规则的规定请求该仲裁在深圳进行。 19A.54(3)(e)

(d) 以仲裁方式解决因上文(a)所述争议或者权利主张，适用中华人民共和国的法律；但法律、行政法规另有规定的除外。 19A.54(3)(f)

(e) 仲裁机构的裁决是终局裁决，对甲乙双方均具约束力。 19A.54(3)(g)

(f) 此项仲裁协议乃乙方与甲方达成，甲方既代表其本身亦代表每名股东。 19A.54(3)(h)

(g) 任何提交的仲裁均须视为授权仲裁庭进行公开审理及公布其裁决。 19A.54(3)(i)

第九条 合同生效

9.1 双方或其授权代表于首页所载明的日期签署本合同，本合同自签署之日起成立，其效力追溯至甲方从股东大会决议选举乙方担任甲方非执行董事职务之日起。

第十条 附则

10.1 乙方承认并保证，除本合同明确规定者外，甲方与乙方先前未就本合同所载明的事项作出任何书面、口头或暗示的合同或安排，而乙方签订本合同并没有依赖本合同未有规定的任何声明。

10.2 合同是关于乙方亲自提供服务的协议，因此，乙方在本合同中的各项权利、利益、义务、责任等均不得转让、让与、或委托予任何第三方（乙方书面委托甲方其它董事代为出席甲方董事会则不在此限）。

10.3 非经甲乙双方书面同意，本合同任何一方均不得增添、删减、或修改本合同任何条款。

10.4 如双方同意调整于本协议下应支付予乙方之报酬，该调整将不会构成一份新的合约，而乙方之聘用将继续受制于本协议但加上前述调整，但双方另有书面相反协议的除外。

10.5 本合同各条款的标题仅为方便而设，其存在不应损及本合同各条款的含义与解释。

10.6 本合同所称的“法律”包括中国立法机关及行政机关制定的法令、法规、规定、规范意见、决定等法律文件以及原机关对其所颁布或制定的法律文件作出的任何修改或变更。

10.7 本合同的订立、效力、解释、履行和争议的解决，均受中国法律保护和管辖。

10.8 本合同的若干条款若被中国司法机关判定或裁定无效或不可强制执行，该判定或裁定并不会损及本合同其它条款的有效性。

第十一条　　通知

11.1 一方根据本协议规定作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人或挂号邮务发至另一方以下规定的地址或传真至另一方以下规定的传真号码。通知被视为已有效作出的日期应按以下规定确定：

(a) 经专人交付的通知应在专人交付之日被视为有效作出。

(b) 以挂号邮寄的，通知应在付邮（以邮戳日期为准）后第七（7）天（若最后一天是星期日或法定节假日则顺延至下一个工作日）被视为有效作出。

(c) 以传真形式发出的通知应视作于传真完毕的时间作出。但发件人应出示传真机就其所发出的文件而印刷的报告以证明有关文件已经完满地传给对方。

11.2 如果乙方更换地址，应在取得新地址后的七天内通知甲方。甲乙双方的联系资料如下：

甲方地址：中国北京市朝阳区黄寺大街一号
联系人：周东洲
电话：+ 86 10 82256618
传真：+86 10 82256469

乙方地址：北京市西长安街86号
电话： 010-6659 8859
传真： 010-6659 8860

鉴此，甲方和乙方在北京签署本合同。

甲方：中国中煤能源股份有限公司
法定代表人/授权代表：

姓名：经天亮
职务：董事长、执行董事

乙方：

姓名：李彦梦

RECEIVED
2007 MAR 13 A 11:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

二零零六年 11 月 29日

中国中煤能源股份有限公司

与

彭如川

独立非执行董事服务合同

本合同于二零零六年 11 月 29 日由下列双方签订：

(1) 中国中煤能源股份有限公司是一家依据中华人民共和国（以下简称"中国"）法律成立的公司，其法定住所是中国北京市朝阳区黄寺大街1号（以下简称"甲方"）；

(2) 彭如川，美国公民，护照号码 710008036 （以下简称"乙方"）。

甲乙双方达成以下协议：

第一条 委任

1.1 甲方依据本合同条款，委任乙方为甲方董事会的独立非执行董事。

1.2 乙方同意依据本合同规定受委任为甲方董事会的独立非执行董事。

第二条 任期

2.1 甲方同意按照本合同的条款和条件聘用乙方，而乙方同意按照本合同的条款和条件担任甲方之独立非执行董事。除非本合同第7条另有规定，甲方从股东大会决议选举乙方担任甲方非执行董事之日起委任乙方，任期三年，委任期到甲方第三次周年股东大会为止，期满后在双方同意下可以连选连任。如乙方获连选连任，则本合同继续有效，直至任何一方向另一方发出不少于1个月的书面通知的情况下终止本合同。

第三条 职责

3.1 乙方向甲方承诺遵守及符合中国《公司法》、《国务院关于股份有限公司境外募集股份及上市的特别规定》、《经贸委、证监会关于进一步促进境外上市公司规范运作和深化改革的意见》、《关于在上市公司建立独立董事制度的指导意见》及其它中国有关的法律、法规、规章、甲方的公司章程、本合同、甲方就有关董事及独立董事所制定的各项规章制度及内部守则、甲方的股东大会的合法决议及董事会的合法决议，履行其独立非执行董事职责，并同意甲方将享有公司章程规定的救济措施。乙方向甲方的每位股东承诺，其将遵守及履行甲方公司章程规定其对股东应尽的责任。 19A.54(1) 19A.54(2)

3.2 乙方向甲方承诺并保证遵守及符合一切《香港联合交易所证券上市规则》（包括上市公司董事进行证券交易的标准守则）、香港证券及期货事务监察委员会所颁布的《香港公司收购、合并及股份购回守则》、香港法例第五百七十一章《证券及期货条例》、《有关董事责任的非法定指引》及其它所有有关法律或规则所载的有关约束及义务规定。 19A.54(1)

3.3 乙方确认对甲方负有诚信与勤勉的义务，不会从事与甲方业务有竞争或进行任何会损害甲方利益的活动，并且：

(a) 乙方应遵守并执行甲方董事会不时提出或作出的与甲方业务运作有关的、需乙方履行或遵守的合法指示或指引，且忠诚地、勤勉地为甲方服务，并尽其所能地保护甲方合法权益及所有资产；

(b) 乙方应按甲方需要的日期及时间工作；

(c) 乙方不得利用、取得或损害甲方的任何业务机会或业务关系。

3.4 乙方向甲方承诺，其将按照相关法律、法规、《关于在上市公司建立独立董事制度的指导意见》和公司章程的要求，认真独立履行职责，维护公司整体利益，不受甲方主要股东、实际控制人、以及其他与甲方存在利害关系的单位或个人的影响，并关注中小股东的合法权益不受损害。乙方向甲方确认，其有足够的时间和精力有效地履行独立非执行董事的职责。

第四条 报酬及费用

4.1 乙方受委任期间，甲方应按[由股东大会不时批准的每年津贴标准向乙方支付津贴。甲方应按月向乙方支付津贴。

4.2 在本合同期内，对于乙方因为向甲方提供甲方授权乙方办理有关事项的相关费用及参加董事会的合理必要开支(如差旅费、招待费等)，经乙方出示有关的收据及/或有效凭证后，在中国有关法律及政策的许可范围内甲方将予以支付。甲方亦可在事前向乙方提供款项，让乙方用以支付前述的各种必要开支，但乙方必须在使用该款项后尽快或按甲方的要求定时向甲方出具有效的开支凭证，以抵销该款项。

4.3 甲方应为乙方办理董事责任保险。

第五条 不与竞争

5.1 乙方保证在其受聘为甲方董事及高级雇员期间以及在其与甲方的聘用关系结束后的六个月内，乙方将不以任何方式从事与甲方或任何甲方持有30%以上股权的子公司或分公司（以下统称“甲方集团”）有直接或间接竞争的业务，或直接或间接地拥有该等业务的利益或参与该等业务，或向任何与甲方集团成员的业务有竞争的公司或个人谋取任何身份或职位，亦不接受任何与甲方集团成员业务有竞争的公司或个人所提供的任何身份或职位。

第六条 保密责任

6.1 乙方意识到在履行其在本合同项下的职责时会接触到甲方集团成员所拥有及/或由甲方集团成员保管的秘密资料（以下简称“**秘密资料**”），包括但不限于文件、材料、数字、信息、计划、内幕消息。乙方确认秘密资料为甲方集团成员独自所有及/或由甲方集团成员保管中。

6.2 无论是在本合同期内，或是在乙方停止受委任担任甲方董事后的任何时间内，乙方保证（除该等秘密资料在不违反本合同的保密承诺下可公开获得外）：

(a) 乙方绝不以任何方式向任何第三方泄露或披露秘密资料。但是乙方因为履行其在本合同项下的义务而有必要向甲方集团成员有关雇员及甲方集团成员聘用的专业人员披露的秘密资料或获董事会授权或由有适当管辖权的法庭发出指令予以披露的秘密资料则不在此限；

(b) 乙方绝不会为了自己、其亲友以及未经甲方许可的任何第三人的利益而以任何方式利用秘密资料；及

(c) 乙方须采取必要措施防止秘密资料向未经甲方许可的任何第三人扩散或披露。

6.3 本合同期满或乙方被提前解除委任时，或在甲方所要求的任何时间，乙方须立即、全部、有效地将其持有或控制的秘密资料及其它与甲方集团成员业务有关的全部资料（包括但不限于甲方文件、个人笔记、记录、报告、手册、图纸、表格、软盘、磁带）返还甲方，无论该等资料是否原由甲方提供给乙方。

6.4 乙方同意在履行其在本合同项下的服务期间所形成、开发、创造、制作的各种知识产权均为甲方独自享有，但乙方在其工作时间以外不利用属于甲方的财物或资源所形成、开发、创造、制作的各种知识产权则除外。

第七条　　委任终止

7.1 在乙方发生下列情形之一时，甲方有权发出书面通知，终止本合同中甲方与乙方的委任关系：

(a) 任何适用法律、法规、规例，应用指引或应用摘要禁止乙方出任或兼任董事或乙方丧失担任独立非执行董事的资格；

(b) 乙方严重违反、重复违反或不断违反其按合约所应履行之义务；

(c) 乙方按本合约执行职务时行为严重不当、严重失职或故意疏忽；

(d) 乙方的作为或不作为使甲方或甲方下属任何成员名誉严重受损，或损害甲方或甲方下属任何成员的业务利益；

(e) 乙方丧失行为能力或部分行为能力；

(f) 乙方被依法追究刑事责任或就任何有关操守或诚信之刑事罪行被判刑，除非甲方董事会（在考虑到其以受委任身份所需执行的职务的性质）合理地认为该等犯罪不影响其作为公司独立非执行董事的身份；

(g) 乙方被免除公司独立非执行董事职务或未获连选连任公司独立非执行董事；

(h) 乙方破产或与其债权人达成任何协议或债务和解或作出类似安排；

(i) 乙方根据甲方公司章程被免除公司独立非执行董事职务；或

(j) 乙方按甲方公司章程离任的。

于终止委任后，乙方将无权以任何理由就终止委任索取任何礼偿或赔偿。

7.2 除上文第7.1条的规定外，发生下列情况之一时，甲方亦可以书面通知乙方解除甲方与乙方的委任关系：

(a) 乙方因健康原因在任何十二个月内已累计达二百六十五个工作日未能实质性履行其在本合同项下的职责；

(b) 乙方严重违反其作为独立非执行董事的义务或本合同条款，经甲方书面通知后仍不改正；或

(c) 乙方在履行其在本合同项下的职责时因其故意或有重大过失而给甲方或任何甲方集团成员造成重大损害或损失。

甲方在行使上述终止委任的权利时，若有任何延搁，并不构成放弃行使此等权利。

7.3 如果本合同中甲乙双方的委任关系因为发生上文第7.1条或第7.2条原因而提前终止，该终止并不影响甲方在本合同中可以向乙方行使的权利，本合同第五条和第六条的规定仍然适用。

7.4 若乙方的委任受到终止，无论理由为何、有否预先通知或以何种方式终止，乙方同意在委任终止后的任何时间，不会自称仍然与甲方有任何关连。

7.5 乙方不会在受委任期间或在委任终止后一年内，为其本人或任何人士而怂恿任何甲方集团成员的任何雇员、工人、经理或董事离任，无论此等人士会否因离任而违反其与甲方集团成员的有关聘约。

7.6 若乙方的委任终止，无论理由为何，有否预先通告或以何种方式终止，乙方必须立刻向甲方辞退公司独立非执行董事一职。

第八条　　违约及仲裁

8.1 本合同一方违反其在本合同中约定的义务，另一方有权提出限期补救、依约履行、排除妨碍、赔偿损失以及其它法定的救济措施。在不违反8.2条及适用法规定的情况下，一方未行使或仅部份行使其在本合同中的权利或是未采取或仅采取一部分法定救济措施，并不表示该方放弃行使全部或放弃行使未被行使的权利，也不表示该方放弃采取全部法定救济措施或是放弃未被采取的法定救济措施。

乙方若违反其根据本合同所负的义务时，甲方有权依据甲方的公司章程采取救济措施。 19A.54(1)

8.2 由本合同所产生或与本合同有关的争议应由甲乙双方通过友好协商解决。如果该争议未能在其发生后由甲乙双方协商解决，则本合同任何一方可将争议提交仲裁。

8.3 甲乙双方同意以下条款：

(a) 凡涉及(i)甲方与其董事之间；及(ii)境外上市外资股股东与甲方董事之间，基于本合同、甲方的公司章程、《公司法》及其它有关法律、行政法规所规定的权利义务发生的与甲方事务有关的争议或者权利主张，有关当事人应当将此类争议或者权利主张提交仲裁解决。 19A.54(3)(a)

前述争议或者权利主张提交仲裁时，应当是全部权利主张或者争议整体；所有由于同一事由有诉因的人或者该争议或权利主张的解决需要其参与的人，如果其身份为甲方或甲方股东、董事、监事、经理或者其它高级管理人员，应当服从仲裁。 19A.54(3)(b)

有关股东界定、股东名册的争议，可以不用仲裁方式解决。 19A.54(3)(c)

(b) 申请仲裁者可以选择中国国际经济贸易仲裁委员会按其仲裁规则进行仲裁，也可以选择香港国际仲裁中心按其证券仲裁规则进行仲裁。申请仲裁者将争议或者权利主张提交仲裁后，对方必须在申请者选择的仲裁机构进行仲裁。 19A.54(3)(d)

(c) 如申请仲裁者选择香港国际仲裁中心进行仲裁，则任何一方可以按香港国际仲裁中心的证券仲裁规则的规定请求该仲裁在深圳进行。 19A.54(3)(e)

(d) 以仲裁方式解决因上文(a)所述争议或者权利主张，适用中华人民共和国的法律；但法律、行政法规另有规定的除外。 19A.54(3)(f)

(e) 仲裁机构的裁决是终局裁决，对甲乙双方均具约束力。 19A.54(3)(g)

(f) 此项仲裁协议乃乙方与甲方达成，甲方既代表其本身亦代表每名股东。 19A.54(3)(h)

(g) 任何提交的仲裁均须视为授权仲裁庭进行公开审理及公布其裁决。 19A.54(3)(i)

第九条 合同生效

9.1 双方或其授权代表于首页所载明的日期签署本合同，本合同自签署之日起成立，其效力追溯至甲方从股东大会决议选举乙方担任甲方非执行董事职务之日起。

第十条 附则

10.1 乙方承认并保证，除本合同明确规定者外，甲方与乙方先前未就本合同所载明的事项作出任何书面、口头或暗示的合同或安排，而乙方签订本合同并没有依赖本合同未有规定的任何声明。

10.2 合同是关于乙方亲自提供服务的协议，因此，乙方在本合同中的各项权利、利益、义务、责任等均不得转让、让与、或委托予任何第三方（乙方书面委托甲方其它董事代为出席甲方董事会则不在此限）。

10.3 非经甲乙双方书面同意，本合同任何一方均不得增添、删减、或修改本合同任何条款。

10.4 如双方同意调整于本协议下应支付予乙方之报酬，该调整将不会构成一份新的合约，而乙方之聘用将继续受制于本协议但加上前述调整，但双方另有书面相反协议的除外。

10.5 本合同各条款的标题仅为方便而设，其存在不应损及本合同各条款的含义与解释。

10.6 本合同所称的“法律”包括中国立法机关及行政机关制定的法令、法规、规定、规范意见、决定等法律文件以及原机关对其所颁布或制定的法律文件作出的任何修改或变更。

10.7 本合同的订立、效力、解释、履行和争议的解决，均受中国法律保护和管辖。

10.8 本合同的若干条款若被中国司法机关判定或裁定无效或不可强制执行，该判定或裁定并不会损及本合同其它条款的有效性。

第十一条　　通知

11.1 一方根据本协议规定作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人或挂号邮务发至另一方以下规定的地址或传真至另一方以下规定的传真号码。通知被视为已有效作出的日期应按以下规定确定：

(a) 经专人交付的通知应在专人交付之日被视为有效作出。

(b) 以挂号邮寄的，通知应在付邮（以邮戳日期为准）后第七（7）天（若最后一天是星期日或法定节假日则顺延至下一个工作日）被视为有效作出。

(c) 以传真形式发出的通知应视作于传真完毕的时间作出。但发件人应出示传真机就其所发出的文件而印刷的报告以证明有关文件已经完满地传给对方。

11.2 如果乙方更换地址，应在取得新地址后的七天内通知甲方。甲乙双方的联系资料如下：

甲方地址：中国北京市朝阳区黄寺大街一号
联系人：周东洲
电话：+ 86 10 82256618
传真：+86 10 82256469

乙方地址：香港中環金融街八號國際金融中心二期三十樓
电话：+852 25361090
传真：+852 25361088

鉴此，甲方和乙方在北京签署本合同。

甲方：中国中煤能源股份有限公司
法定代表人/授权代表：

姓名：经天亮
职务：董事长、执行董事

乙方：

姓名：彭如川

二零零六年 11 月 29 日

中国中煤能源股份有限公司

与

彭 毅

执行董事服务合同

本合同于二零零六年 11 月 29 日由下列双方签订：

(1) 中国中煤能源股份有限公司，一家依据中华人民共和国（以下简称“中国”法律成立的公司，其法定住所是中国北京市朝阳区黄寺大街1号（以下简称“甲方”）；和

(2) 彭毅，中国公民，身份证号码为 （以下简称“乙方”）。

甲乙双方达成以下协议：

第一条 聘用

1.1 本合同旨在确定并规范甲方作为聘用方、乙方作为受聘方的聘用服务关系。

1.2 甲方依据本合同条款，聘用乙方为甲方董事会的执行董事。

1.3 乙方同意依据本合同规定受聘为甲方董事会的执行董事。

第二条 任期

2.1 甲方同意按照本合同的条款和条件聘用乙方，而乙方同意按照本合同的条款和条件担任甲方之执行董事。除非本合同第8条另有规定，甲方从股东大会决议选举乙方担任甲方执行董事之日起聘用乙方，任期三年，聘用期到甲方第三次周年股东大会为止，期满后在双方同意下可以连选连任。如乙方获连选连任，则本合同继续有效，直至任何一方向另一方发出不少于1个月的书面通知的情况下终止本合同。

第三条 职责

3.1 乙方向甲方承诺遵守及符合中国《公司法》、《国务院关于股份有限公司境外募集股份及上市的特别规定》及其它中国有关的法律、法规、甲方的公司章程、本合同、甲方的股东大会的合法决议及董事会的合法决议，履行其董事职责，并同意甲方将享有公司章程规定的救济措施。乙方向甲方的每位股东承诺，其将遵守及履行甲方公司章程规定其对股东应尽的责任。 19A.54 (1)

3.2 乙方向甲方承诺并保证遵守及符合一切《香港联合交易所证券上市规则》（包括上市公司董事进行证券交易的标准守则）、香港证券及期货事务监察委员会所颁布的《香港公司收购、合并及股份购回守则》、香港法例第571章《证券及期货条例》、《有关董事责任的非法定指引》及其它所有有关法律或规则所载的有关约束及义务规定。乙方并向代表每位股东的甲方承诺遵守及履行甲方的公司章程规定的其对股东应尽的责任。 19A.54 (1) 19A.54 (2)

3.3　乙方确认对甲方负有诚信与勤勉的义务，不会从事与甲方业务有竞争或进行任何会损害甲方利益的活动。

3.4　乙方的服务

(a)　乙方须在被聘用的持续期间内：

(i)　全面负责甲方业务的整体管理，并根据甲方董事会的指示履行董事职务，包括甲方业务的日常管理和收到合理通知后出席董事会会议；

(ii)　除另有协定外，在不收取额外报酬的情况下，履行甲方董事会不时向其指派的其他与甲方业务或甲方任何附属公司或相关公司有关的职责及职位；

(iii)　竭尽所能保障甲方及提升甲方的利益；

(iv)　付出其所有时间、专注和技能履行作为甲方执行董事的职责；

(v)　忠诚地履行及行使与其职位相符的职责及权力，并在履行该等职责及行使该等权力时，遵守及符合所有不时由甲方董事会制定的决议、规则和指示；

(vi)　在任何时间即时及全面地知会甲方董事会有关其处理的业务或事务的情况。

(b)　乙方须按甲方董事会不时的指示在中国或其他地点工作，并必须遵照甲方董事会不时合理规定的工作时间和按甲方董事会不时的指示就履行其职责出差。

(c)　乙方应遵守甲方根据中国法律法规制定的各种规章制度，甲方有权修改补充上述规章制度，并以此为依据对乙方进行奖惩。

第四条　　报酬及费用

4.1　作为履行第3条所述职责的报酬，乙方任职期间，甲方应按由股东大会不时批准的每年薪金标准向乙方支付服务费。

乙方的酬金由甲方按月支付。若因任何原因终止本合同，而乙方服务时间不足一个月时，则根据实际服务时间按比例计算。

4.2　乙方作为甲方的执行董事年终奖励，可由董事会根据公司章程及公司制定的董事奖励办法由董事会酌情决定。在决定乙方年终奖励的董事会上乙方没有投票权。

4.3　除4.1及4.2条外，乙方应有权享有甲方给予其他所有职员的一切津贴及利益。乙方享有的医疗保险等其它福利待遇均参照国家有关法规及甲方的内部规章执行。

4.4 在本合同期内，对于乙方因为向甲方提供其在本合同项下的服务或因为执行与甲方营运有关的事项而由乙方发生的各种合理必要开支(如差旅费，招待费等)，经乙方出示有关的发票及/或有效凭证后，在中国有关法律及政策的许可范围内甲方将予以支付。甲方亦可在事前向乙方提供款项，让乙方用以支付前述的各种必要开支，但乙方必须在使用该款项后尽快或按甲方的要求定时向甲方出具有效的开支凭证，以抵消该款项。

4.5 甲方的长期激励方案，按中华人民共和国有关法律、法规办理。

4.6 甲方应为乙方办理董事责任保险。

第五条　　假期

5.1 乙方在委任持续期间的每一年，乙方须有权享有15天有薪假期（双休日及国家法定节假日以外的）。

第六条　　不与竞争

6.1 乙方保证在其受聘为甲方董事及高级雇员期间以及在其与甲方的聘用关系结束后的六个月内，乙方将不以任何方式从事与甲方或任何甲方持有30%以上股权的子公司或分公司（以下统称“甲方集团”）有直接或间接竞争的业务，或直接或间接地拥有该等业务的利益或参与该等业务，或向任何与甲方集团成员的业务有竞争的公司或个人谋取任何身份或职位，亦不接受任何与甲方集团成员业务有竞争的公司或个人所提供的任何身份或职位。

第七条　　保密责任

7.1 乙方意识到在履行其在本合同项下的职责时会接触到甲方集团成员所拥有及/或由甲方集团成员保管的秘密资料（以下简称“秘密资料”），包括但不限于文件、材料、数字、信息、计划、内幕消息。乙方确认秘密资料为甲方集团成员独自所有及/或由甲方集团成员保管中。

7.2 无论是在本合同期内，或是在乙方停止受聘担任甲方董事后的任何时间内(除非该等秘密资料已公开)，乙方保证：

(a) 乙方绝不以任何方式向任何第三方泄露或披露秘密资料。但是乙方因为履行其在本合同项下的义务而有必要向甲方集团成员有关雇员及甲方集团成员聘用的专业人员披露的秘密资料或获董事会授权或由有适当管辖权的法庭发出指令予以披露的秘密资料则不在此限；

(b) 乙方绝不会为了自己、其亲友以及未经甲方许可的任何第三人的利益而以任何方式利用秘密资料；及

(c) 乙方须采取必要措施防止秘密资料向未经甲方许可的任何第三人扩散或披露。

7.3 本合同期满或乙方被提前解聘时，或在甲方所要求的任何时间，乙方须立即、全部、有效地将其持有或控制的秘密资料及其它与甲方业务有关的全部资料（包括但不限于甲方文件、个人笔记、记录、报告、手册、图纸、表格、软盘、磁带）返还甲方，无论该等资料是否原由甲方提供给乙方。

7.4 乙方同意在履行其在本合同项下的服务期间所形成、开发、创造、制作的各种知识产权均为甲方独自享有，但乙方在其工作时间以外不利用属于甲方的财物或资源所形成、开发、创造、制作的各种知识产权则除外。

第八条 聘用终止

8.1 在乙方发生下列情形之一时，甲方有权发出书面通知，终止本合同中甲方与乙方的聘用关系：

(a) 任何适用法律、法规、条例，应用指引或应用摘要禁止乙方出任或兼任董事或高级雇员；

(b) 乙方严重违反、重复违反或不断违反其按合约所应履行之义务；

(c) 乙方按本合约执行职务时行为严重不当、严重失职或故意疏忽；

(d) 乙方的作为或不作为使甲方或甲方下属任何成员名誉严重受损，或损害甲方或甲方下属任何成员的业务利益；

(e) 乙方丧失行为能力或部分行为能力；

(f) 乙方被依法追究刑事责任或就任何有关操守或诚信之刑事罪行被判刑，除非甲方董事会（在考虑到其以受委任身份所需执行的职务的性质）合理地认为该等犯罪不影响其作为公司董事的身份；

(g) 乙方被免除公司董事职务或未获连选连任公司董事；

(h) 乙方破产或与其债权人达成任何协议或债务和解或作出类似安排；

(i) 乙方根据甲方公司章程被免除公司董事职务；或

(j) 乙方按甲方公司章程离任的。

于终止聘用后，乙方将无权支取任何该年服务有关的花红，或以任何理由就终止聘用索取任何补偿或赔偿。

8.2 除上文第8.1条的规定外，发生下列情况之一时，甲方亦可以书面通知乙方即时解除甲方与乙方的聘用关系：

(a) 乙方因健康原因在十二个月内已累计达二百六十五个工作日未能实质性履行其在本合同项下的职责；

(b) 乙方严重违反其作为董事及高级雇员的义务或本合同条款，经甲方书面告知后仍不改正；或

(c) 乙方在履行其在本合同项下的职责时因其故意或有重大过失而给甲方或任何甲方集团成员造成重大损害或损失。

甲方在行使上述终止聘用的权利时，若有任何延搁，并不构成放弃行使此等权利。

8.3 如果本合同中甲乙双方的聘用关系因为发生上文第8.1条或第8.2条原因而提前终止，该终止并不影响甲方在本合同中可以向乙方行使的权利，本合同第六条和第七条的规定仍然适用。

8.4 若乙方的聘用受到终止，无论理由为何、有否预先通知或以何种方式终止，乙方同意在聘用终止后的任何时间，不会自称仍然与甲方有任何关连。

8.5 乙方不会在受聘期间或在聘用终止后一年内，为其本人或任何人士而怂恿甲方集团成员的任何雇员、工人、经理或董事及监事离任，不论此等人士会否因离任而违反其与甲方集团成员的有关聘约。

8.6 在甲方将被收购的情况下，乙方在甲方的股东大会事先批准的条件下，有权取得因失去职位或退休而获得的补偿或者其他款项。前款所称甲方被收购是指下列情况之一：

（一） 任何人向甲方全体股东提出收购要约；

（二） 任何提出收购要约，旨在使要约人成为控股股东。控股股东的定义与甲方公司章程第【五十二条】所称“控股股东”的定义相同。

除上述第8.6条由甲方股东大会批准的条款外，如果乙方不遵守本条规定收取任何其他款项，应当归还那些由于接受前述要约而将其股份出售的人所有；乙方应当承担因按比例分发该等款项所产生的费用，该费用不得从该等款项中扣除。

8.7 若乙方的委任终止，无论理由为何，有否预先通知或以何种方式终止，乙方必须立刻向甲方辞退公司董事一职。

第九条　　违约及仲裁

9.1　本合同一方违反其在本合同中约定的义务，另一方有权提出限期补救、依约履行、排除妨碍、赔偿损失以及其它法定的救济措施。在不违反9.2条及适用法规定的情况下，一方未行使或仅部份行使其在本合同中的权利或是未采取或仅采取一部分法定救济措施，并不表示该方放弃行使全部或放弃行使未被行使的权利，也不表示该方放弃采取全部法定救济措施或是放弃未被采取的法定救济措施。

乙方若违反其根据本合同所负的义务时，甲方有权依据甲方的公司章程采取救济措施。　19A.54(1)

9.2　由本合同所产生或与本合同有关的争议应由甲乙双方通过友好协商解决。如果该争议未能在其发生后由甲乙双方协商解决，则本合同任何一方可将争议提交仲裁。

9.3　甲乙双方同意以下条款：

(a)　凡涉及(i)甲方与其董事之间；及(ii)境外上市外资股股东与甲方董事之间，基于本合同、甲方的公司章程、《公司法》及其它有关法律、行政法规所规定的权利义务发生的与甲方事务有关的争议或者权利主张，有关当事人应当将此类争议或者权利主张提交仲裁解决。　19A.54(3)(a)

前述争议或者权利主张提交仲裁时，应当是全部权利主张或者争议整体；所有由于同一事由有诉因的人或者该争议或权利主张的解决需要其参与的人，如果其身份为甲方或甲方股东、董事、监事、经理或者其它高级管理人员，应当服从仲裁。　19A.54(3)(b)

有关股东界定、股东名册的争议，可以不用仲裁方式解决。　19A.54(3)(c)

(b)　申请仲裁者可以选择中国国际经济贸易仲裁委员会按其仲裁规则进行仲裁，也可以选择香港国际仲裁中心按其证券仲裁规则进行仲裁。申请仲裁者将争议或者权利主张提交仲裁后，对方必须在申请者选择的仲裁机构进行仲裁。　19A.54(3)(d)

(c)　如申请仲裁者选择香港国际仲裁中心进行仲裁，则任何一方可以按香港国际仲裁中心的证券仲裁规则的规定请求该仲裁在深圳进行。　19A.54(3)(e)

(d)　以仲裁方式解决因上文(a)所述争议或者权利主张，适用中华人民共和国的法律；但法律、行政法规另有规定的除外。　19A.54(3)(f)

(e)　仲裁机构的裁决是终局裁决，对甲乙双方均具约束力。　19A.54(3)(g)

(f)　此项仲裁协议乃乙方与甲方达成，甲方既代表其本身亦代表每名股东。　19A.54(3)(h)

(g) 任何提交的仲裁均须视为授权仲裁庭进行公开审理及公布其裁决。 19A.54(3)(i)

第十条　　合同生效

10.1 双方或其授权代表于首页所载明的日期签署本合同，本合同自签署之日起成立。其效力追溯至甲方从股东大会决议选举乙方担任甲方执行董事之日起。

第十一条　　附则

11.1 乙方承认并保证，除本合同明确规定者外，甲方与乙方先前未就本合同所载明的事项作出任何书面、口头或暗示的合同或安排，而乙方签订本合同并没有依赖本合同未有规定的任何声明。

11.2 合同是关于乙方亲自提供服务的协议，因此，乙方在本合同中的各项权利、利益、义务、责任等均不得转让、让与、或委托予任何第三方（乙方书面委托甲方其它董事代为出席甲方董事会、签署协议等法律文件则不在此限）。

11.3 非经甲乙双方书面同意，本合同任何一方均不得增添、删减、或修改本合同任何条款。

11.4 如双方同意调整于本协议下应支付予乙方之报酬或假期，该调整将不会构成一份新的合约，而乙方之聘用将继续受制于本协议但加上前述调整，但双方另有书面相反协议的除外。

11.5 本合同各条款的标题仅为方便而设，其存在不应损及本合同各条款的含义与解释。

11.6 本合同所称的“法律”包括中国立法机关及行政机关制定的法令、法规、规定、规范意见、决定等法律文件以及原机关对其所颁布或制定的法律文件作出的任何修改或变更。

11.7 本合同的订立、效力、解释、履行和争议的解决，均受中国法律保护和管辖。

11.8 本合同的若干条款若被中国司法机关判定或裁定无效或不可强制执行，该判定或裁定并不会损及本合同其它条款的有效性。

第十二条　　通知

12.1 一方根据本协议规定作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人或挂号邮务发至另一方以下规定的地址或传真至另一方以下规定的传真号码。通知被视为已有效作出的日期应按以下规定确定：

(a) 经专人交付的通知应在专人交付之日被视为有效作出。

(b) 以挂号邮寄的，通知应在付邮（以邮戳日期为准）后第七（7）天（若最后一天是星期日或法定节假日则顺延至下一个工作日）被视为有效作出。

(c) 以传真形式发出的通知应视作于传真完毕的时间作出。惟发件人应出示传真机就其所发出的文件而印刷的报告以证明有关文件已经完满地传给对方。

12.2 如果乙方更换地址，应在取得新地址后的七天内通知甲方。甲乙双方的联系资料如下：

甲方地址：中国北京市朝阳区黄寺大街一号
联系人：周东洲
电话：+ 86 10 82256618
传真：+86 10 82256469

乙方地址：北京市朝阳区黄寺大街一号
电话：+86 10 82256481
传真：+86 10 82256479

鉴此，甲方和乙方在中国北京签署本合同。

甲方：中国中煤能源股份有限公司

法定代表人/授权代表：

姓名：经天亮
职务：董事长、执行董事

乙方：

姓名：彭毅

RECEIVED

2007 MAR 13 A 10:50

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

二零零六年十一月二十九日

中国中煤能源股份有限公司

与

乌荣康

独立非执行董事服务合同

本合同于二零零六年十一月二十九日由下列双方签订：

(1) 中国中煤能源股份有限公司是一家依据中华人民共和国（以下简称“中国”）法律成立的公司，其法定住所是中国北京市朝阳区黄寺大街1号（以下简称“甲方”）；

(2) 乌荣康，中国公民，身份证号码340404194003080418（以下简称“乙方”）。

甲乙双方达成以下协议：

第一条 委任

1.1 甲方依据本合同条款，委任乙方为甲方董事会的独立非执行董事。

1.2 乙方同意依据本合同规定受委任为甲方董事会的独立非执行董事。

第二条 任期

2.1 甲方同意按照本合同的条款和条件聘用乙方，而乙方同意按照本合同的条款和条件担任甲方之独立非执行董事。除非本合同第7条另有规定，甲方从股东大会决议选举乙方担任甲方非执行董事之日起委任乙方，任期三年，委任期到甲方第三次周年股东大会为止，期满后在双方同意下可以连选连任。如乙方获连选连任，则本合同继续有效，直至任何一方向另一方发出不少于1个月的书面通知的情况下终止本合同。

第三条 职责

3.1 乙方向甲方承诺遵守及符合中国《公司法》、《国务院关于股份有限公司境外募集股份及上市的特别规定》、《经贸委、证监会关于进一步促进境外上市公司规范运作和深化改革的意见》、《关于在上市公司建立独立董事制度的指导意见》及其它中国有关的法律、法规、规章、甲方的公司章程、本合同、甲方就有关董事及独立董事所制定的各项规章制度及内部守则、甲方的股东大会的合法决议及董事会的合法决议，履行其独立非执行董事职责，并同意甲方将享有公司章程规定的救济措施。乙方向甲方的每位股东承诺，其将遵守及履行甲方公司章程规定其对股东应尽的责任。

19A.54(1)

19A.54(2)

3.2 乙方向甲方承诺并保证遵守及符合一切《香港联合交易所证券上市规则》（包括上市公司董事进行证券交易的标准守则）、香港证券及期货事务监察委员会所颁布的《香港公司收购、合并及股份购回守则》、香港法例第五百七十一章《证券及期货条例》、《有关董事责任的非法定指引》及其它所有有关法律或规则所载的有关约束及义务规定。

19A.54(1)

3.3 乙方确认对甲方负有诚信与勤勉的义务，不会从事与甲方业务有竞争或进行任何会损害甲方利益的活动，并且：

(a) 乙方应遵守并执行甲方董事会不时提出或作出的与甲方业务运作有关的、需乙方履行或遵守的合法指示或指引，且忠诚地、勤勉地为甲方服务，并尽其所能地保护甲方合法权益及所有资产；

(b) 乙方应按甲方需要的日期及时间工作；

(c) 乙方不得利用、取得或损害甲方的任何业务机会或业务关系。

3.4 乙方向甲方承诺，其将按照相关法律、法规、《关于在上市公司建立独立董事制度的指导意见》和公司章程的要求，认真独立履行职责，维护公司整体利益，不受甲方主要股东、实际控制人、以及其他与甲方存在利害关系的单位或个人的影响，并关注中小股东的合法权益不受损害。乙方向甲方确认，其有足够的时间和精力有效地履行独立非执行董事的职责。

第四条　　报酬及费用

4.1 乙方受委任期间，甲方应按[由股东大会不时批准的每年津贴标准向乙方支付津贴。甲方应按月向乙方支付津贴。

4.2 在本合同期内，对于乙方因为向甲方提供甲方授权乙方办理有关事项的相关费用及参加董事会的合理必要开支(如差旅费、招待费等)，经乙方出示有关的收据及/或有效凭证后，在中国有关法律及政策的许可范围内甲方将予以支付。甲方亦可在事前向乙方提供款项，让乙方用以支付前述的各种必要开支，但乙方必须在使用该款项后尽快或按甲方的要求定时向甲方出具有效的开支凭证，以抵销该款项。

4.3 甲方应为乙方办理董事责任保险。

第五条　　不与竞争

5.1 乙方保证在其受聘为甲方董事及高级雇员期间以及在其与甲方的聘用关系结束后的六个月内，乙方将不以任何方式从事与甲方或任何甲方持有30%以上股权的子公司或分公司（以下统称“甲方集团”）有直接或间接竞争的业务，或直接或间接地拥有该等业务的利益或参与该等业务，或向任何与甲方集团成员的业务有竞争的公司或个人谋取任何身份或职位，亦不接受任何与甲方集团成员业务有竞争的公司或个人所提供的任何身份或职位。

第六条　　保密责任

6.1 乙方意识到在履行其在本合同项下的职责时会接触到甲方集团成员所拥有及/或由甲方集团成员保管的秘密资料（以下简称“**秘密资料**”），包括但不限于文件、材料、数字、信息、计划、内幕消息。乙方确认秘密资料为甲方集团成员独自所有及/或由甲方集团成员保管中。

6.2 无论是在本合同期内，或是在乙方停止受委任担任甲方董事后的任何时间内，乙方保证（除该等秘密资料在不违反本合同的保密承诺下可公开获得外）：

(a) 乙方绝不以任何方式向任何第三方泄露或披露秘密资料。但是乙方因为履行其在本合同项下的义务而有必要向甲方集团成员有关雇员及甲方集团成员聘用的专业人员披露的秘密资料或获董事会授权或由有适当管辖权的法庭发出指令予以披露的秘密资料则不在此限；

(b) 乙方绝不会为了自己、其亲友以及未经甲方许可的任何第三人的利益而以任何方式利用秘密资料；及

(c) 乙方须采取必要措施防止秘密资料向未经甲方许可的任何第三人扩散或披露。

6.3 本合同期满或乙方被提前解除委任时，或在甲方所要求的任何时间，乙方须立即、全部、有效地将其持有或控制的秘密资料及其它与甲方集团成员业务有关的全部资料（包括但不限于甲方文件、个人笔记、记录、报告、手册、图纸、表格、软盘、磁带）返还甲方，无论该等资料是否原由甲方提供给乙方。

6.4 乙方同意在履行其在本合同项下的服务期间所形成、开发、创造、制作的各种知识产权均为甲方独自享有，但乙方在其工作时间以外不利用属于甲方的财物或资源所形成、开发、创造、制作的各种知识产权则除外。

第七条　　委任终止

7.1 在乙方发生下列情形之一时，甲方有权发出书面通知，终止本合同中甲方与乙方的委任关系：

(a) 任何适用法律、法规、规例，应用指引或应用摘要禁止乙方出任或兼任董事或乙方丧失担任独立非执行董事的资格；

(b) 乙方严重违反、重复违反或不断违反其按合约所应履行之义务；

(c) 乙方按本合约执行职务时行为严重不当、严重失职或故意疏忽；

(d) 乙方的作为或不作为使甲方或甲方下属任何成员名誉严重受损，或损害甲方或甲方下属任何成员的业务利益；

(e) 乙方丧失行为能力或部分行为能力；

(f) 乙方被依法追究刑事责任或就任何有关操守或诚信之刑事罪行被判刑，除非甲方董事会（在考虑到其以受委任身份所需执行的职务的性质）合理地认为该等犯罪不影响其作为公司独立非执行董事的身份；

(g) 乙方被免除公司独立非执行董事职务或未获连选连任公司独立非执行董事；

(h) 乙方破产或与其债权人达成任何协议或债务和解或作出类似安排；

(i) 乙方根据甲方公司章程被免除公司独立非执行董事职务；或

(j) 乙方按甲方公司章程离任的。

于终止委任后，乙方将无权以任何理由就终止委任索取任何礼偿或赔偿。

7.2 除上文第7.1条的规定外，发生下列情况之一时，甲方亦可以书面通知乙方解除甲方与乙方的委任关系：

(a) 乙方因健康原因在任何十二个月内已累计达二百六十五个工作日未能实质性履行其在本合同项下的职责；

(b) 乙方严重违反其作为独立非执行董事的义务或本合同条款，经甲方书面通知后仍不改正；或

(c) 乙方在履行其在本合同项下的职责时因其故意或有重大过失而给甲方或任何甲方集团成员造成重大损害或损失。

甲方在行使上述终止委任的权利时，若有任何延搁，并不构成放弃行使此等权利。

7.3 如果本合同中甲乙双方的委任关系因为发生上文第7.1条或第7.2条原因而提前终止，该终止并不影响甲方在本合同中可以向乙方行使的权利，本合同第五条和第六条的规定仍然适用。

7.4 若乙方的委任受到终止，无论理由为何、有否预先通知或以何种方式终止，乙方同意在委任终止后的任何时间，不会自称仍然与甲方有任何关连。

7.5 乙方不会在受委任期间或在委任终止后一年内，为其本人或任何人士而怂恿任何甲方集团成员的任何雇员、工人、经理或董事离任，无论此等人士会否因离任而违反其与甲方集团成员的有关聘约。

7.6 若乙方的委任终止，无论理由为何，有否预先通告或以何种方式终止，乙方必须立刻向甲方辞退公司独立非执行董事一职。

第八条　违约及仲裁

8.1 本合同一方违反其在本合同中约定的义务，另一方有权提出限期补救、依约履行、排除妨碍、赔偿损失以及其它法定的救济措施。在不违反8.2条及适用法规定的情况下，一方未行使或仅部份行使其在本合同中的权利或是未采取或仅采取一部分法定救济措施，并不表示该方放弃行使全部或放弃行使未被行使的权利，也不表示该方放弃采取全部法定救济措施或是放弃未被采取的法定救济措施。

乙方若违反其根据本合同所负的义务时，甲方有权依据甲方的公司章程采取救济措施。 19A.54(1)

8.2 由本合同所产生或与本合同有关的争议应由甲乙双方通过友好协商解决。如果该争议未能在其发生后由甲乙双方协商解决，则本合同任何一方可将争议提交仲裁。

8.3 甲乙双方同意以下条款：

(a) 凡涉及(i)甲方与其董事之间；及(ii)境外上市外资股股东与甲方董事之间，基于本合同、甲方的公司章程、《公司法》及其它有关法律、行政法规所规定的权利义务发生的与甲方事务有关的争议或者权利主张，有关当事人应当将此类争议或者权利主张提交仲裁解决。 19A.54(3)(a)

前述争议或者权利主张提交仲裁时，应当是全部权利主张或者争议整体；所有由于同一事由有诉因的人或者该争议或权利主张的解决需要其参与的人，如果其身份为甲方或甲方股东、董事、监事、经理或者其它高级管理人员，应当服从仲裁。 19A.54(3)(b)

有关股东界定、股东名册的争议，可以不用仲裁方式解决。 19A.54(3)(c)

(b) 申请仲裁者可以选择中国国际经济贸易仲裁委员会按其仲裁规则进行仲裁，也可以选择香港国际仲裁中心按其证券仲裁规则进行仲裁。申请仲裁者将争议或者权利主张提交仲裁后，对方必须在申请者选择的仲裁机构进行仲裁。 19A.54(3)(d)

(c) 如申请仲裁者选择香港国际仲裁中心进行仲裁，则任何一方可以按香港国际仲裁中心的证券仲裁规则的规定请求该仲裁在深圳进行。 19A.54(3)(e)

(d) 以仲裁方式解决因上文(a)所述争议或者权利主张，适用中华人民共和国的法律；但法律、行政法规另有规定的除外。 19A.54(3)(f)

(e) 仲裁机构的裁决是终局裁决，对甲乙双方均具约束力。 19A.54(3)(g)

(f) 此项仲裁协议乃乙方与甲方达成，甲方既代表其本身亦代表每名股东。 19A.54(3)(h)

(g) 任何提交的仲裁均须视为授权仲裁庭进行公开审理及公布其裁决。 19A.54(3)(i)

第九条 合同生效

9.1 双方或其授权代表于首页所载明的日期签署本合同，本合同自签署之日起成立，其效力追溯至甲方从股东大会决议选举乙方担任甲方非执行董事职务之日起。

第十条 附则

10.1 乙方承认并保证，除本合同明确规定者外，甲方与乙方先前未就本合同所载明的事项作出任何书面、口头或暗示的合同或安排，而乙方签订本合同并没有依赖本合同未有规定的任何声明。

10.2 合同是关于乙方亲自提供服务的协议，因此，乙方在本合同中的各项权利、利益、义务、责任等均不得转让、让与、或委托予任何第三方（乙方书面委托甲方其它董事代为出席甲方董事会则不在此限）。

10.3 非经甲乙双方书面同意，本合同任何一方均不得增添、删减、或修改本合同任何条款。

10.4 如双方同意调整于本协议下应支付予乙方之报酬，该调整将不会构成一份新的合约，而乙方之聘用将继续受制于本协议但加上前述调整，但双方另有书面相反协议的除外。

10.5 本合同各条款的标题仅为方便而设，其存在不应损及本合同各条款的含义与解释。

10.6 本合同所称的“法律”包括中国立法机关及行政机关制定的法令、法规、规定、规范意见、决定等法律文件以及原机关对其所颁布或制定的法律文件作出的任何修改或变更。

10.7 本合同的订立、效力、解释、履行和争议的解决，均受中国法律保护和管辖。

10.8 本合同的若干条款若被中国司法机关判定或裁定无效或不可强制执行，该判定或裁定并不会损及本合同其它条款的有效性。

第十一条 通知

11.1 一方根据本协议规定作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人或挂号邮务发至另一方以下规定的地址或传真至另一方以下规定的传真号码。通知被视为已有效作出的日期应按以下规定确定：

(a) 经专人交付的通知应在专人交付之日被视为有效作出。

(b) 以挂号邮寄的，通知应在付邮（以邮戳日期为准）后第七（7）天（若最后一天是星期日或法定节假日则顺延至下一个工作日）被视为有效作出。

(c) 以传真形式发出的通知应视作于传真完毕的时间作出。但发件人应出示传真机就其所发出的文件而印刷的报告以证明有关文件已经完满地传给对方。

11.2 如果乙方更换地址，应在取得新地址后的七天内通知甲方。甲乙双方的联系资料如下：

甲方地址：中国北京市朝阳区黄寺大街一号
联系人：周东洲
电话：+ 86 10 82256618
传真：+86 10 82256469

乙方地址：北京朝阳和平街13区3号楼1804号
电话：010-84263939
传真：

鉴此，甲方和乙方在北京签署本合同。

甲方：中国中煤能源股份有限公司
法定代表人/授权代表：

姓名：经天亮
职务：董事长、执行董事

乙方：

姓名：乌荣康

二零零六年11 月29日

中国中煤能源股份有限公司

与

杨列克

执行董事服务合同

本合同于二零零六年 11 月 29 日由下列双方签订：

(1) 中国中煤能源股份有限公司，一家依据中华人民共和国（以下简称“中国”法律成立的公司，其法定住所是中国北京市朝阳区黄寺大街1号（以下简称“甲方”)；和

(2) 杨列克，中国公民，身份证号码为110105195712275519（以下简称“乙方”）。

甲乙双方达成以下协议：

第一条 聘用

1.1 本合同旨在确定并规范甲方作为聘用方、乙方作为受聘方的聘用服务关系。

1.2 甲方依据本合同条款，聘用乙方为甲方董事会的执行董事。

1.3 乙方同意依据本合同规定受聘为甲方董事会的执行董事。

第二条 任期

2.1 甲方同意按照本合同的条款和条件聘用乙方，而乙方同意按照本合同的条款和条件担任甲方之执行董事。除非本合同第8条另有规定，甲方从股东大会决议选举乙方担任甲方执行董事之日起聘用乙方，任期三年，聘用期到甲方第三次周年股东大会为止，期满后在双方同意下可以连选连任。如乙方获连选连任，则本合同继续有效，直至任何一方向另一方发出不少于1个月的书面通知的情况下终止本合同。

第三条 职责

3.1 乙方向甲方承诺遵守及符合中国《公司法》、《国务院关于股份有限公司境外募集股份及上市的特别规定》及其它中国有关的法律、法规、甲方的公司章程、本合同、甲方的股东大会的合法决议及董事会的合法决议，履行其董事职责，并同意甲方将享有公司章程规定的救济措施。乙方向甲方的每位股东承诺，其将遵守及履行甲方公司章程规定其对股东应尽的责任。 19A.54 (1)

3.2 乙方向甲方承诺并保证遵守及符合一切《香港联合交易所证券上市规则》（包括上市公司董事进行证券交易的标准守则）、香港证券及期货事务监察委员会所颁布的《香港公司收购、合并及股份购回守则》、香港法例第571章《证券及期货条例》、《有关董事责任的非法定指引》及其它所有有关法律或规则所载的有关约束及义务规定。乙方并向代表每位股东的甲方承诺遵守及履行甲方的公司章程规定的其对股东应尽的责任。 19A.54 (1) 19A.54 (2)

3.3 乙方确认对甲方负有诚信与勤勉的义务，不会从事与甲方业务有竞争或进行任何会损害甲方利益的活动。

3.4 乙方的服务

(a) 乙方须在被聘用的持续期间内：

(i) 全面负责甲方业务的整体管理，并根据甲方董事会的指示履行董事职务，包括甲方业务的日常管理和收到合理通知后出席董事会会议；

(ii) 除另有协定外，在不收取额外报酬的情况下，履行甲方董事会不时向其指派的其他与甲方业务或甲方任何附属公司或相关公司有关的职责及职位；

(iii) 竭尽所能保障甲方及提升甲方的利益；

(iv) 付出其所有时间、专注和技能履行作为甲方执行董事的职责；

(v) 忠诚地履行及行使与其职位相符的职责及权力，并在履行该等职责及行使该等权力时，遵守及符合所有不时由甲方董事会制定的决议、规则和指示；

(vi) 在任何时间即时及全面地知会甲方董事会有关其处理的业务或事务的情况。

(b) 乙方须按甲方董事会不时的指示在中国或其他地点工作，并必须遵照甲方董事会不时合理规定的工作时间和按甲方董事会不时的指示就履行其职责出差。

(c) 乙方应遵守甲方根据中国法律法规制定的各种规章制度，甲方有权修改补充上述规章制度，并以此为依据对乙方进行奖惩。

第四条 报酬及费用

4.1 作为履行第3条所述职责的报酬，乙方任职期间，甲方应按由股东大会不时批准的每年薪金标准向乙方支付服务费。

乙方的酬金由甲方按月支付。若因任何原因终止本合同，而乙方服务时间不足一个月时，则根据实际服务时间按比例计算。

4.2 乙方作为甲方的执行董事年终奖励，可由董事会根据公司章程及公司制定的董事奖励办法由董事会酌情决定。在决定乙方年终奖励的董事会上乙方没有投票权。

4.3 除4.1及4.2条外，乙方应有权享有甲方给予其他所有职员的一切津贴及利益。乙方享有的医疗保险等其它福利待遇均参照国家有关法规及甲方的内部规章执行。

4.4 在本合同期内，对于乙方因为向甲方提供其在本合同项下的服务或因为执行与甲方营运有关的事项而由乙方发生的各种合理必要开支(如差旅费，招待费等)，经乙方出示有关的发票及/或有效凭证后，在中国有关法律及政策的许可范围内甲方将予以支付。甲方亦可在事前向乙方提供款项，让乙方用以支付前述的各种必要开支，但乙方必须在使用该款项后尽快或按甲方的要求定时向甲方出具有效的开支凭证，以抵消该款项。

4.5 甲方的长期激励方案，按中华人民共和国有关法律、法规办理。

4.6 甲方应为乙方办理董事责任保险。

第五条 假期

5.1 乙方在委任持续期间的每一年，乙方须有权享有15天有薪假期(双休日及国家法定节假日以外的)。

第六条 不与竞争

6.1 乙方保证在其受聘为甲方董事及高级雇员期间以及在其与甲方的聘用关系结束后的六个月内，乙方将不以任何方式从事与甲方或任何甲方持有30%以上股权的子公司或分公司（以下统称“甲方集团”）有直接或间接竞争的业务，或直接或间接地拥有该等业务的利益或参与该等业务，或向任何与甲方集团成员的业务有竞争的公司或个人谋取任何身份或职位，亦不接受任何与甲方集团成员业务有竞争的公司或个人所提供的任何身份或职位。

第七条 保密责任

7.1 乙方意识到在履行其在本合同项下的职责时会接触到甲方集团成员所拥有及/或由甲方集团成员保管的秘密资料（以下简称“秘密资料”），包括但不限于文件、材料、数字、信息、计划、内幕消息。乙方确认秘密资料为甲方集团成员独自所有及/或由甲方集团成员保管中。

7.2 无论是在本合同期内，或是在乙方停止受聘担任甲方董事后的任何时间内(除非该等秘密资料已公开)，乙方保证：

(a) 乙方绝不以任何方式向任何第三方泄露或披露秘密资料。但是乙方因为履行其在本合同项下的义务而有必要向甲方集团成员有关雇员及甲方集团成员聘用的专业人员披露的秘密资料或获董事会授权或由有适当管辖权的法庭发出指令予以披露的秘密资料则不在此限；

(b) 乙方绝不会为了自己、其亲友以及未经甲方许可的任何第三人的利益而以任何方式利用秘密资料；及

(c) 乙方须采取必要措施防止秘密资料向未经甲方许可的任何第三人扩散或披露。

7.3 本合同期满或乙方被提前解聘时，或在甲方所要求的任何时间，乙方须立即、全部、有效地将其持有或控制的秘密资料及其它与甲方业务有关的全部资料（包括但不限于甲方文件、个人笔记、记录、报告、手册、图纸、表格、软盘、磁带）返还甲方，无论该等资料是否原由甲方提供给乙方。

7.4 乙方同意在履行其在本合同项下的服务期间所形成、开发、创造、制作的各种知识产权均为甲方独自享有，但乙方在其工作时间以外不利用属于甲方的财物或资源所形成、开发、创造、制作的各种知识产权则除外。

第八条　　聘用终止

8.1 在乙方发生下列情形之一时，甲方有权发出书面通知，终止本合同中甲方与乙方的聘用关系：

(a) 任何适用法律、法规、条例，应用指引或应用摘要禁止乙方出任或兼任董事或高级雇员；

(b) 乙方严重违反、重复违反或不断违反其按合约所应履行之义务；

(c) 乙方按本合约执行职务时行为严重不当、严重失职或故意疏忽；

(d) 乙方的作为或不作为使甲方或甲方下属任何成员名誉严重受损，或损害甲方或甲方下属任何成员的业务利益；

(e) 乙方丧失行为能力或部分行为能力；

(f) 乙方被依法追究刑事责任或就任何有关操守或诚信之刑事罪行被判刑，除非甲方董事会（在考虑到其以受委任身份所需执行的职务的性质）合理地认为该等犯罪不影响其作为公司董事的身份；

(g) 乙方被免除公司董事职务或未获连选连任公司董事；

(h) 乙方破产或与其债权人达成任何协议或债务和解或作出类似安排；

(i) 乙方根据甲方公司章程被免除公司董事职务；或

(j) 乙方按甲方公司章程离任的。

于终止聘用后，乙方将无权支取任何该年服务有关的花红，或以任何理由就终止聘用索取任何补偿或赔偿。

8.2 除上文第8.1条的规定外，发生下列情况之一时，甲方亦可以书面通知乙方即时解除甲方与乙方的聘用关系：

(a) 乙方因健康原因在十二个月内已累计达二百六十五个工作日未能实质性履行其在本合同项下的职责；

(b) 乙方严重违反其作为董事及高级雇员的义务或本合同条款，经甲方书面告知后仍不改正；或

(c) 乙方在履行其在本合同项下的职责时因其故意或有重大过失而给甲方或任何甲方集团成员造成重大损害或损失。

甲方在行使上述终止聘用的权利时，若有任何延搁，并不构成放弃行使此等权利。

8.3 如果本合同中甲乙双方的聘用关系因为发生上文第8.1条或第8.2条原因而提前终止，该终止并不影响甲方在本合同中可以向乙方行使的权利，本合同第六条和第七条的规定仍然适用。

8.4 若乙方的聘用受到终止，无论理由为何、有否预先通知或以何种方式终止，乙方同意在聘用终止后的任何时间，不会自称仍然与甲方有任何关连。

8.5 乙方不会在受聘期间或在聘用终止后一年内，为其本人或任何人士而怂恿甲方集团成员的任何雇员、工人、经理或董事及监事离任，不论此等人士会否因离任而违反其与甲方集团成员的有关聘约。

8.6 在甲方将被收购的情况下，乙方在甲方的股东大会事先批准的条件下，有权取得因失去职位或退休而获得的补偿或者其他款项。前款所称甲方被收购是指下列情况之一：

(一) 任何人向甲方全体股东提出收购要约；

(二) 任何提出收购要约，旨在使要约人成为控股股东。控股股东的定义与甲方公司章程第【五十二条】所称“控股股东”的定义相同。

除上述第8.6条由甲方股东大会批准的条款外，如果乙方不遵守本条规定收取任何其他款项，应当归还那些由于接受前述要约而将其股份出售的人所有；乙方应当承担因按比例分发该等款项所产生的费用，该费用不得从该等款项中扣除。

8.7 若乙方的委任终止，无论理由为何，有否预先通知或以何种方式终止，乙方必须立刻向甲方辞退公司董事一职。

第九条　　违约及仲裁

9.1 本合同一方违反其在本合同中约定的义务，另一方有权提出限期补救、依约履行、排除妨碍、赔偿损失以及其它法定的救济措施。在不违反9.2条及适用法规定的情况下，一方未行使或仅部份行使其在本合同中的权利或是未采取或仅采取一部分法定救济措施，并不表示该方放弃行使全部或放弃行使未被行使的权利，也不表示该方放弃采取全部法定救济措施或是放弃未被采取的法定救济措施。

乙方若违反其根据本合同所负的义务时，甲方有权依据甲方的公司章程采取救济措施。　19A.54(1)

9.2 由本合同所产生或与本合同有关的争议应由甲乙双方通过友好协商解决。如果该争议未能在其发生后由甲乙双方协商解决，则本合同任何一方可将争议提交仲裁。

9.3 甲乙双方同意以下条款：

(a) 凡涉及(i)甲方与其董事之间；及(ii)境外上市外资股股东与甲方董事之间，基于本合同、甲方的公司章程、《公司法》及其它有关法律、行政法规所规定的权利义务发生的与甲方事务有关的争议或者权利主张，有关当事人应当将此类争议或者权利主张提交仲裁解决。　19A.54(3)(a)

前述争议或者权利主张提交仲裁时，应当是全部权利主张或者争议整体；所有由于同一事由有诉因的人或者该争议或权利主张的解决需要其参与的人，如果其身份为甲方或甲方股东、董事、监事、经理或者其它高级管理人员，应当服从仲裁。　19A.54(3)(b)

有关股东界定、股东名册的争议，可以不用仲裁方式解决。　19A.54(3)(c)

(b) 申请仲裁者可以选择中国国际经济贸易仲裁委员会按其仲裁规则进行仲裁，也可以选择香港国际仲裁中心按其证券仲裁规则进行仲裁。申请仲裁者将争议或者权利主张提交仲裁后，对方必须在申请者选择的仲裁机构进行仲裁。　19A.54(3)(d)

(c) 如申请仲裁者选择香港国际仲裁中心进行仲裁，则任何一方可以按香港国际仲裁中心的证券仲裁规则的规定请求该仲裁在深圳进行。　19A.54(3)(e)

(d) 以仲裁方式解决因上文(a)所述争议或者权利主张，适用中华人民共和国的法律；但法律、行政法规另有规定的除外。　19A.54(3)(f)

(e) 仲裁机构的裁决是终局裁决，对甲乙双方均具约束力。　19A.54(3)(g)

(f) 此项仲裁协议乃乙方与甲方达成，甲方既代表其本身亦代表每名股东。　19A.54(3)(h)

(g) 任何提交的仲裁均须视为授权仲裁庭进行公开审理及公布其裁决。 19A.54(3)(i)

第十条 合同生效

10.1 双方或其授权代表于首页所载明的日期签署本合同，本合同自签署之日起成立。其效力追溯至甲方从股东大会决议选举乙方担任甲方执行董事之日起。

第十一条 附则

11.1 乙方承认并保证，除本合同明确规定者外，甲方与乙方先前未就本合同所载明的事项作出任何书面、口头或暗示的合同或安排，而乙方签订本合同并没有依赖本合同未有规定的任何声明。

11.2 合同是关于乙方亲自提供服务的协议，因此，乙方在本合同中的各项权利、利益、义务、责任等均不得转让、让与、或委托予任何第三方（乙方书面委托甲方其它董事代为出席甲方董事会、签署协议等法律文件则不在此限）。

11.3 非经甲乙双方书面同意，本合同任何一方均不得增添、删减、或修改本合同任何条款。

11.4 如双方同意调整于本协议下应支付予乙方之报酬或假期，该调整将不会构成一份新的合约，而乙方之聘用将继续受制于本协议但加上前述调整，但双方另有书面相反协议的除外。

11.5 本合同各条款的标题仅为方便而设，其存在不应损及本合同各条款的含义与解释。

11.6 本合同所称的“法律”包括中国立法机关及行政机关制定的法令、法规、规定、规范意见、决定等法律文件以及原机关对其所颁布或制定的法律文件作出的任何修改或变更。

11.7 本合同的订立、效力、解释、履行和争议的解决，均受中国法律保护和管辖。

11.8 本合同的若干条款若被中国司法机关判定或裁定无效或不可强制执行，该判定或裁定并不会损及本合同其它条款的有效性。

第十二条 通知

12.1 一方根据本协议规定作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人或挂号邮务发至另一方以下规定的地址或传真至另一方以下规定的传真号码。通知被视为已有效作出的日期应按以下规定确定：

(a) 经专人交付的通知应在专人交付之日被视为有效作出。

(b) 以挂号邮寄的，通知应在付邮（以邮戳日期为准）后第七（7）天（若最后一天是星期日或法定节假日则顺延至下一个工作日）被视为有效作出。

(c) 以传真形式发出的通知应视作于传真完毕的时间作出。惟发件人应出示传真机就其所发出的文件而印刷的报告以证明有关文件已经完满地传给对方。

12.2 如果乙方更换地址，应在取得新地址后的七天内通知甲方。甲乙双方的联系资料如下：

甲方地址：中国北京市朝阳区黄寺大街一号
联系人：周东洲
电话：+ 86 10 82256618
传真：+86 10 82256469

乙方地址：北京市朝阳区黄寺大街一号
电话：+86 10 82256481
传真：+86 10 82256479

鉴此，甲方和乙方在中国北京签署本合同。

甲方：**中国中煤能源股份有限公司**

法定代表人/授权代表：

姓名：经天亮
职务：董事长、执行董事

乙方：

姓名：杨列克

二零零六年十一月二十九日

中国中煤能源股份有限公司

与

张宝山

非执行董事服务合同

本合同于二零零六年十一月二十九日由下列双方签订：

(1) 中国中煤能源股份有限公司是一家依据中华人民共和国（以下简称“中国”）法律成立的公司，其法定住所是中国北京市朝阳区黄寺大街1号（以下简称“甲方”）；

(2) 张宝山，中国公民，中国身份证号码14020319530805005X（以下简称“乙方”）。

甲乙双方达成以下协议：

第一条 委任

1.1 甲方依据本合同条款，委任乙方为甲方董事会的非执行董事。

1.2 乙方同意依据本合同规定受委任为甲方董事会的非执行董事。

第二条 任期

2.1 甲方同意按照本合同的条款和条件委任乙方，而乙方同意按照本合同的条款和条件担任甲方之非执行董事。除非本合同第7条另有规定，甲方从股东大会决议选举乙方担任甲方非执行董事之日起委任乙方，任期三年，委任期到甲方第三次周年股东大会为止，期满后在双方同意下可以连选连任。如乙方获连选连任，则本合同继续有效，直至任何一方向另一方发出不少于1个月的书面通知的情况下终止本合同。

第三条 职 责

3.1 乙方向甲方承诺遵守及符合中国《公司法》、《国务院关于股份有限公司境外募集股份及上市的特别规定》及其它中国有关的法律、法规、规章、甲方的公司章程、本合同、甲方就有关董事所制定的各项规章制度及内部守则、甲方的股东大会的合法决议及董事会的合法决议，履行其董事职责，并同意甲方将享有公司章程规定的救济措施。乙方向甲方的每位股东承诺，其将遵守及履行甲方公司章程规定其对股东应尽的责任。 19A.54(1) 19A.54(2)

3.2 乙方向甲方承诺并保证遵守及符合一切《香港联合交易所证券上市规则》（包括上市公司董事进行证券交易的标准守则）、香港证券及期货事务监察委员会所颁布的《香港公司收购、合并及股份购回守则》、香港法例第五百七十一章《证券及期货条例》、《有关董事责任的非法定指引》及其它所有有关法律或规则所载的有关约束及义务规定。 19A.54(1)

3.3 乙方确认对甲方负有诚信与勤勉的义务，不会从事与甲方业务有竞争或进行任何会损害甲方利益的活动，并且：

(a) 乙方应遵守并执行甲方董事会不时提出或作出的与甲方业务运作有关的、需乙方履行或遵守的合法指示或指引，且忠诚地、勤勉地为甲方服务，并尽其所能地保护甲方合法权益及所有资产；

(b) 乙方应按甲方需要的日期及时间工作；

(c) 乙方不得利用、取得或损害甲方的任何业务机会或业务关系。

第四条　　报酬及费用

4.1 乙方受委任期间，甲方应按由股东大会不时批准的每年津贴标准向乙方支付津贴。甲方应按月向乙方支付津贴。

4.2 在本合同期内，对于乙方向甲方提供甲方授权乙方办理有关事项的相关费用及参加董事会的合理必要开支(如差旅费、招待费等)，经乙方出示有关的收据及/或有效凭证后，在中国有关法律及政策的许可范围内甲方将予以支付。甲方亦可在事前向乙方提供款项，让乙方用以支付前述的各种必要开支，但乙方必须在使用该款项后尽快或按甲方的要求定时向甲方出具有效的开支凭证，以抵销该款项。

4.3 甲方的长期激励方案，按中华人民共和国有关法律、法规办理。

4.4 甲方应为乙方办理董事责任保险。

第五条　　不与竞争

5.1 乙方保证在其受聘为甲方董事及高级雇员期间以及在其与甲方的聘用关系结束后的六个月内，乙方将不以任何方式从事与甲方或任何甲方持有30%以上股权的子公司或分公司（以下统称“甲方集团”）有直接或间接竞争的业务，或直接或间接地拥有该等业务的利益或参与该等业务，或向任何与甲方集团成员的业务有竞争的公司或个人谋取任何身份或职位，亦不接受任何与甲方集团成员业务有竞争的公司或个人所提供的任何身份或职位。

第六条　　保密责任

6.1 乙方意识到在履行其在本合同项下的职责时会接触到甲方集团成员所拥有及/或由甲方集团成员保管的秘密资料（以下简称“秘密资料”），包括但不限于文件、材料、数字、信息、计划、内幕消息。乙方确认秘密资料为甲方集团成员独自所有及/或由甲方集团成员保管中。

6.2 无论是在本合同期内，或是在乙方停止受委任担任甲方董事后的任何时间内，乙方保证（除该等秘密资料在不违反本合同的保密承诺下可公开获得外）：

(a) 乙方绝不以任何方式向任何第三方泄露或披露秘密资料。但是乙方因为履行其在本合同项下的义务而有必要向甲方集团成员有关雇员及甲方集团成员聘用的专业人员披露的秘密资料或获董事会授权或由有适当管辖权的法庭发出指令予以披露的秘密资料则不在此限；

(b) 乙方绝不会为了自己、其亲友以及未经甲方许可的任何第三人的利益而以任何方式利用秘密资料；及

(c) 乙方须采取必要措施防止秘密资料向未经甲方许可的任何第三人扩散或披露。

6.3 本合同期满或乙方被提前解除委任时，或在甲方所要求的任何时间，乙方须立即、全部、有效地将其持有或控制的秘密资料及其它与甲方集团成员业务有关的全部资料（包括但不限于甲方文件、个人笔记、记录、报告、手册、图纸、表格、软盘、磁带）返还甲方，无论该等资料是否原由甲方提供给乙方。

6.4 乙方同意在履行其在本合同项下的服务期间所形成、开发、创造、制作的各种知识产权均为甲方独自享有，但乙方于其工作时间以外不利用属于甲方的财物或资源所形成、开发、创造、制作的各种知识产权则除外。

第七条　　委任终止

7.1 在乙方发生下列情形之一时，甲方有权发出书面通知，终止本合同中甲方与乙方的委任关系：

(a) 任何适用法律、法规、条例，应用指引或应用摘要禁止乙方出任或兼任董事或高级雇员；

(b) 乙方严重违反、重复违反或不断违反其按合约所应履行之义务；

(c) 乙方按本合约执行职务时行为严重不当、严重失职或故意疏忽；

(d) 乙方的作为或不作为使甲方或甲方下属任何成员名誉严重受损，或损害甲方或或甲方下属任何成员的业务利益；

(e) 乙方丧失行为能力或部分行为能力；

(f) 乙方被依法追究刑事责任或就任何有关操守或诚信之刑事罪行被判刑，除非甲方董事会（在考虑到其以受委任身份所需执行的职务的性质）合理地认为该等犯罪不影响其作为公司董事的身份；

(g) 乙方被免除公司董事职务或未获连选连任公司董事；

(h) 乙方破产或与其债权人达成任何协议或债务和解或作出类似安排；

(i) 乙方根据甲方公司章程被免除公司董事职务；或

(j) 乙方按甲方公司章程离任的。

于终止委任后，乙方将无权以任何理由就终止委任索取任何补偿或赔偿。

7.2 除上文第7.1条的规定外，发生下列情况之一时，甲方亦可以书面通知乙方解除甲方与乙方的委任关系：

(a) 乙方因健康原因在任何十二个月内已累计达二百六十五个工作日未能实质性履行其在本合同项下的职责；

(b) 乙方严重违反其作为董事的义务或本合同条款，经甲方书面通知后仍不改正；或

(c) 乙方在履行其在本合同项下的职责时因其故意或有重大过失而给甲方或任何甲方集团成员造成重大损害或损失。

甲方在行使上述终止委任的权利时，若有任何延搁，并不构成放弃行使此等权利。

7.3 如果本合同中甲乙双方的委任关系因为发生上文第7.1条或第7.2条原因而提前终止，该终止并不影响甲方在本合同中可以向乙方行使的权利，本合同第五条和第六条的规定仍然适用。

7.4 若乙方的委任受到终止，无论理由为何、有否预先通知或以何种方式终止，乙方同意在委任终止后的任何时间，不会自称仍然与甲方有任何关连。

7.5 乙方不会在受委任期间或在委任终止后一年内，为其本人或任何人士而怂恿任何甲方集团成员的任何雇员、工人、经理或董事离任，无论此等人士会否因离任而违反其与甲方集团成员的有关聘约。

7.6 若乙方的委任终止，无论理由为何，有否预先通告或以何种方式终止，乙方必须立刻向甲方辞退公司董事一职。

第八条　　违约及仲裁

8.1 本合同一方违反其在本合同中约定的义务，另一方有权提出限期补救、依约履行、排除妨碍、赔偿损失以及其它法定的救济措施。在不违反8.2条及适用法规定的情况下，一方未行使或仅部份行使其在本合同中的权利或是未采取或仅采取一部分法定救济措施，并不表示该方放弃行使全部或放弃行使未被行使的权利，也不表示该方放弃采取全部法定救济措施或是放弃未被采取的法定救济措施。

乙方若违反其根据本合同所负的义务时，甲方有权依据甲方的公司章程采取救济措施。 19A.54(1)

8.2 由本合同所产生或与本合同有关的争议应由甲乙双方通过友好协商解决。如果该争议未能在其发生后由甲乙双方协商解决，则本合同任何一方可将争议提交仲裁。

8.3 甲乙双方同意以下条款：

19A.54(3)(a)

(a) 凡涉及(i)甲方与其董事之间；及(ii)境外上市外资股股东与甲方董事之间，基于本合同、甲方的公司章程、《公司法》及其它有关法律、行政法规所规定的权利义务发生的与甲方事务有关的争议或者权利主张，有关当事人应当将此类争议或者权利主张提交仲裁解决。

前述争议或者权利主张提交仲裁时，应当是全部权利主张或者争议整体；所有由于同一事由有诉因的人或者该争议或权利主张的解决需要其参与的人，如果其身份为甲方或甲方股东、董事、监事、经理或者其它高级管理人员，应当服从仲裁。 19A.54(3)(b)

有关股东界定、股东名册的争议，可以不用仲裁方式解决。 19A.54(3)(c)

(b) 申请仲裁者可以选择中国国际经济贸易仲裁委员会按其仲裁规则进行仲裁，也可以选择香港国际仲裁中心按其证券仲裁规则进行仲裁。申请仲裁者将争议或者权利主张提交仲裁后，对方必须在申请者选择的仲裁机构进行仲裁。 19A.54(3)(d)

(c) 如申请仲裁者选择香港国际仲裁中心进行仲裁，则任何一方可以按香港国际仲裁中心的证券仲裁规则的规定请求该仲裁在深圳进行。 19A.54(3)(e)

(d) 以仲裁方式解决因上文(a)所述争议或者权利主张，适用中华人民共和国的法律；但法律、行政法规另有规定的除外。 19A.54(3)(f)

(e) 仲裁机构的裁决是终局裁决，对甲乙双方均具约束力。 19A.54(3)(g)

(f) 此项仲裁协议乃乙方与甲方达成，甲方既代表其本身亦代表每名股东。 19A.54(3)(h)

(g) 任何提交的仲裁均须视为授权仲裁庭进行公开审理及公布其裁决。 19A.54(3)(i)

第九条 合同生效

9.1 双方或其授权代表于首页所载明的日期签署本合同，本合同自签署之日起成立，其效力追溯至甲方从股东大会决议选举乙方担任甲方非执行董事之日起。

第十条 附则

10.1 乙方承认并保证，除本合同明确规定者外，甲方与乙方先前未就本合同所载明的事项作出任何书面、口头或暗示的合同或安排，而乙方签订本合同并没有依赖本合同未有规定的任何声明。

10.2 合同是关于乙方亲自提供服务的协议，因此，乙方在本合同中的各项权利、利益、义务、责任等均不得转让、让与、或委托予任何第三方（乙方书面委托甲方其它董事代为出席甲方董事会、签署协议等法律文件则不在此限）。

10.3 非经甲乙双方书面同意，本合同任何一方均不得增添、删减、或修改本合同任何条款。

10.4 如双方同意调整于本协议下应支付予乙方之报酬，该调整将不会构成一份新的合约，而乙方之聘用将继续受制于本协议但加上前述调整，但双方另有书面相反协议的除外。

10.5 本合同各条款的标题仅为方便而设，其存在不应损及本合同各条款的含义与解释。

10.6 本合同所称的“法律”包括中国立法机关及行政机关制定的法令、法规、规定、规范意见、决定等法律文件以及原机关对其所颁布或制定的法律文件作出的任何修改或变更。

10.7 本合同的订立、效力、解释、履行和争议的解决，均受中国法律保护和管辖。

10.8 本合同的若干条款若被中国司法机关判定或裁定无效或不可强制执行，该判定或裁定并不会损及本合同其它条款的有效性。

第十一条 通知

11.1 一方根据本协议规定作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人或挂号邮务发至另一方以下规定的地址或传真至另一方以下规定的传真号码。通知被视为已有效作出的日期应按以下规定确定：

(a) 经专人交付的通知应在专人交付之日被视为有效作出。

(b) 以挂号邮寄的，通知应在付邮（以邮戳日期为准）后第七（7）天（若最后一天是星期日或法定节假日则顺延至下一个工作日）被视为有效作出。

(c) 以传真形式发出的通知应视作于传真完毕的时间作出。但发件人应出示传真机就其所发出的文件而印刷的报告以证明有关文件已经完满地传给对方。

11.2 如果乙方更换地址，应在取得新地址后的七天内通知甲方。甲乙双方的联系资料如下：

甲方地址：中国北京市朝阳区黄寺大街一号
联系人：周东洲
电话：+ 86 10 82256618
传真：+86 10 82256469

乙方地址：北京市朝阳区黄寺大街一号
电话： 010-82256319
传真： 010-82236008

鉴此，甲方和乙方在北京签署本合同。

甲方：中国中煤能源股份有限公司
法定代表人/授权代表：

姓名：经天亮
职务：董事长、执行董事

乙方：

姓名：张宝山

二零零六年十一月二十九日

中国中煤能源股份有限公司

与

张　克

独立非执行董事服务合同

本合同于二零零六年十一月二十九日由下列双方签订：

(1) 中国中煤能源股份有限公司是一家依据中华人民共和国（以下简称“中国”）法律成立的公司，其法定住所是中国北京市朝阳区黄寺大街1号（以下简称“甲方”）；

(2) 张克，中国公民，身份证号码110103195306090356（以下简称“乙方”）。

甲乙双方达成以下协议：

第一条　委任

1.1 甲方依据本合同条款，委任乙方为甲方董事会的独立非执行董事。

1.2 乙方同意依据本合同规定受委任为甲方董事会的独立非执行董事。

第二条　任期

2.1 甲方同意按照本合同的条款和条件聘用乙方，而乙方同意按照本合同的条款和条件担任甲方之独立非执行董事。除非本合同第7条另有规定，甲方从股东大会决议选举乙方担任甲方非执行董事之日起委任乙方，任期三年，委任期到甲方第三次周年股东大会为止，期满后在双方同意下可以连选连任。如乙方获连选连任，则本合同继续有效，直至任何一方向另一方发出不少于1个月的书面通知的情况下终止本合同。

第三条　职责

3.1 乙方向甲方承诺遵守及符合中国《公司法》、《国务院关于股份有限公司境外募集股份及上市的特别规定》、《经贸委、证监会关于进一步促进境外上市公司规范运作和深化改革的意见》、《关于在上市公司建立独立董事制度的指导意见》及其它中国有关的法律、法规、规章、甲方的公司章程、本合同、甲方就有关董事及独立董事所制定的各项规章制度及内部守则、甲方的股东大会的合法决议及董事会的合法决议，履行其独立非执行董事职责，并同意甲方将享有公司章程规定的救济措施。乙方向甲方的每位股东承诺，其将遵守及履行甲方公司章程规定其对股东应尽的责任。

19A.54(1)

19A.54(2)

3.2 乙方向甲方承诺并保证遵守及符合一切《香港联合交易所证券上市规则》（包括上市公司董事进行证券交易的标准守则）、香港证券及期货事务监察委员会所颁布的《香港公司收购、合并及股份购回守则》、香港法例第五百七十一章《证券及期货条例》、《有关董事责任的非法定指引》及其它所有有关法律或规则所载的有关约束及义务规定。

19A.54(1)

3.3 乙方确认对甲方负有诚信与勤勉的义务，不会从事与甲方业务有竞争或进行任何会损害甲方利益的活动，并且：

(a) 乙方应遵守并执行甲方董事会不时提出或作出的与甲方业务运作有关的、需乙方履行或遵守的合法指示或指引，且忠诚地、勤勉地为甲方服务，并尽其所能地保护甲方合法权益及所有资产；

(b) 乙方应按甲方需要的日期及时间工作；

(c) 乙方不得利用、取得或损害甲方的任何业务机会或业务关系。

3.4 乙方向甲方承诺，其将按照相关法律、法规、《关于在上市公司建立独立董事制度的指导意见》和公司章程的要求，认真独立履行职责，维护公司整体利益，不受甲方主要股东、实际控制人、以及其他与甲方存在利害关系的单位或个人的影响，并关注中小股东的合法权益不受损害。乙方向甲方确认，其有足够的时间和精力有效地履行独立非执行董事的职责。

第四条 报酬及费用

4.1 乙方受委任期间，甲方应按[由股东大会不时批准的每年津贴标准向乙方支付津贴。甲方应按月向乙方支付津贴。

4.2 在本合同期内，对于乙方因为向甲方提供甲方授权乙方办理有关事项的相关费用及参加董事会的合理必要开支(如差旅费、招待费等)，经乙方出示有关的收据及/或有效凭证后，在中国有关法律及政策的许可范围内甲方将予以支付。甲方亦可在事前向乙方提供款项，让乙方用以支付前述的各种必要开支，但乙方必须在使用该款项后尽快或按甲方的要求定时向甲方出具有效的开支凭证，以抵销该款项。

4.3 甲方应为乙方办理董事责任保险。

第五条 不与竞争

5.1 乙方保证在其受聘为甲方董事及高级雇员期间以及在其与甲方的聘用关系结束后的六个月内，乙方将不以任何方式从事与甲方或任何甲方持有30%以上股权的子公司或分公司（以下统称“甲方集团”）有直接或间接竞争的业务，或直接或间接地拥有该等业务的利益或参与该等业务，或向任何与甲方集团成员的业务有竞争的公司或个人谋取任何身份或职位，亦不接受任何与甲方集团成员业务有竞争的公司或个人所提供的任何身份或职位。

第六条 保密责任

6.1 乙方意识到在履行其在本合同项下的职责时会接触到甲方集团成员所拥有及/或由甲方集团成员保管的秘密资料（以下简称“秘密资料”），包括但不限于文件、材料、数字、信息、计划、内幕消息。乙方确认秘密资料为甲方集团成员独自所有及/或由甲方集团成员保管中。

6.2 无论是在本合同期内，或是在乙方停止受委任担任甲方董事后的任何时间内，乙方保证（除该等秘密资料在不违反本合同的保密承诺下可公开获得外）：

(a) 乙方绝不以任何方式向任何第三方泄露或披露秘密资料。但是乙方因为履行其在本合同项下的义务而有必要向甲方集团成员有关雇员及甲方集团成员聘用的专业人员披露的秘密资料或获董事会授权或由有适当管辖权的法庭发出指令予以披露的秘密资料则不在此限；

(b) 乙方绝不会为了自己、其亲友以及未经甲方许可的任何第三人的利益而以任何方式利用秘密资料；及

(c) 乙方须采取必要措施防止秘密资料向未经甲方许可的任何第三人扩散或披露。

6.3 本合同期满或乙方被提前解除委任时，或在甲方所要求的任何时间，乙方须立即、全部、有效地将其持有或控制的秘密资料及其它与甲方集团成员业务有关的全部资料（包括但不限于甲方文件、个人笔记、记录、报告、手册、图纸、表格、软盘、磁带）返还甲方，无论该等资料是否原由甲方提供给乙方。

6.4 乙方同意在履行其在本合同项下的服务期间所形成、开发、创造、制作的各种知识产权均为甲方独自享有，但乙方在其工作时间以外不利用属于甲方的财物或资源所形成、开发、创造、制作的各种知识产权则除外。

第七条 委任终止

7.1 在乙方发生下列情形之一时，甲方有权发出书面通知，终止本合同中甲方与乙方的委任关系：

(a) 任何适用法律、法规、规例，应用指引或应用摘要禁止乙方出任或兼任董事或乙方丧失担任独立非执行董事的资格；

(b) 乙方严重违反、重复违反或不断违反其按合约所应履行之义务；

(c) 乙方按本合约执行职务时行为严重不当、严重失职或故意疏忽；

(d) 乙方的作为或不作为使甲方或甲方下属任何成员名誉严重受损，或损害甲方或甲方下属任何成员的业务利益；

(e) 乙方丧失行为能力或部分行为能力；

(f) 乙方被依法追究刑事责任或就任何有关操守或诚信之刑事罪行被判刑，除非甲方董事会（在考虑到其以受委任身份所需执行的职务的性质）合理地认为该等犯罪不影响其作为公司独立非执行董事的身份；

(g) 乙方被免除公司独立非执行董事职务或未获连选连任公司独立非执行董事；

(h) 乙方破产或与其债权人达成任何协议或债务和解或作出类似安排；

(i) 乙方根据甲方公司章程被免除公司独立非执行董事职务；或

(j) 乙方按甲方公司章程离任的。

于终止委任后，乙方将无权以任何理由就终止委任索取任何礼偿或赔偿。

7.2 除上文第7.1条的规定外，发生下列情况之一时，甲方亦可以书面通知乙方解除甲方与乙方的委任关系：

(a) 乙方因健康原因在任何十二个月内已累计达二百六十五个工作日未能实质性履行其在本合同项下的职责；

(b) 乙方严重违反其作为独立非执行董事的义务或本合同条款，经甲方书面通知后仍不改正；或

(c) 乙方在履行其在本合同项下的职责时因其故意或有重大过失而给甲方或任何甲方集团成员造成重大损害或损失。

甲方在行使上述终止委任的权利时，若有任何延搁，并不构成放弃行使此等权利。

7.3 如果本合同中甲乙双方的委任关系因为发生上文第7.1条或第7.2条原因而提前终止，该终止并不影响甲方在本合同中可以向乙方行使的权利，本合同第五条和第六条的规定仍然适用。

7.4 若乙方的委任受到终止，无论理由为何、有否预先通知或以何种方式终止，乙方同意在委任终止后的任何时间，不会自称仍然与甲方有任何关连。

7.5 乙方不会在受委任期间或在委任终止后一年内，为其本人或任何人士而怂恿任何甲方集团成员的任何雇员、工人、经理或董事离任，无论此等人士会否因离任而违反其与甲方集团成员的有关聘约。

7.6 若乙方的委任终止，无论理由为何，有否预先通告或以何种方式终止，乙方必须立刻向甲方辞退公司独立非执行董事一职。

第八条 违约及仲裁

8.1 本合同一方违反其在本合同中约定的义务，另一方有权提出限期补救、依约履行、排除妨碍、赔偿损失以及其它法定的救济措施。在不违反8.2条及适用法规定的情况下，一方未行使或仅部份行使其在本合同中的权利或是未采取或仅采取一部分法定救济措施，并不表示该方放弃行使全部或放弃行使未被行使的权利，也不表示该方放弃采取全部法定救济措施或是放弃未被采取的法定救济措施。

乙方若违反其根据本合同所负的义务时，甲方有权依据甲方的公司章程采取救济措施。 19A.54(1)

8.2 由本合同所产生或与本合同有关的争议应由甲乙双方通过友好协商解决。如果该争议未能在其发生后由甲乙双方协商解决，则本合同任何一方可将争议提交仲裁。

8.3 甲乙双方同意以下条款：

(a) 凡涉及(i)甲方与其董事之间；及(ii)境外上市外资股股东与甲方董事之间，基于本合同、甲方的公司章程、《公司法》及其它有关法律、行政法规所规定的权利义务发生的与甲方事务有关的争议或者权利主张，有关当事人应当将此类争议或者权利主张提交仲裁解决。 19A.54(3)(a)

前述争议或者权利主张提交仲裁时，应当是全部权利主张或者争议整体；所有由于同一事由有诉因的人或者该争议或权利主张的解决需要其参与的人，如果其身份为甲方或甲方股东、董事、监事、经理或者其它高级管理人员，应当服从仲裁。 19A.54(3)(b)

有关股东界定、股东名册的争议，可以不用仲裁方式解决。 19A.54(3)(c)

(b) 申请仲裁者可以选择中国国际经济贸易仲裁委员会按其仲裁规则进行仲裁，也可以选择香港国际仲裁中心按其证券仲裁规则进行仲裁。申请仲裁者将争议或者权利主张提交仲裁后，对方必须在申请者选择的仲裁机构进行仲裁。 19A.54(3)(d)

(c) 如申请仲裁者选择香港国际仲裁中心进行仲裁，则任何一方可以按香港国际仲裁中心的证券仲裁规则的规定请求该仲裁在深圳进行。 19A.54(3)(e)

(d) 以仲裁方式解决因上文(a)所述争议或者权利主张，适用中华人民共和国的法律；但法律、行政法规另有规定的除外。 19A.54(3)(f)

(e) 仲裁机构的裁决是终局裁决，对甲乙双方均具约束力。 19A.54(3)(g)

(f) 此项仲裁协议乃乙方与甲方达成，甲方既代表其本身亦代表每名股东。 19A.54(3)(h)

(g) 任何提交的仲裁均须视为授权仲裁庭进行公开审理及公布其裁决。 19A.54(3)(i)

第九条　　合同生效

9.1 双方或其授权代表于首页所载明的日期签署本合同，本合同自签署之日起成立，其效力追溯至甲方从股东大会决议选举乙方担任甲方非执行董事职务之日起。

第十条　　附则

10.1 乙方承认并保证，除本合同明确规定者外，甲方与乙方先前未就本合同所载明的事项作出任何书面、口头或暗示的合同或安排，而乙方签订本合同并没有依赖本合同未有规定的任何声明。

10.2 合同是关于乙方亲自提供服务的协议，因此，乙方在本合同中的各项权利、利益、义务、责任等均不得转让、让与、或委托予任何第三方（乙方书面委托甲方其它董事代为出席甲方董事会则不在此限）。

10.3 非经甲乙双方书面同意，本合同任何一方均不得增添、删减、或修改本合同任何条款。

10.4 如双方同意调整于本协议下应支付予乙方之报酬，该调整将不会构成一份新的合约，而乙方之聘用将继续受制于本协议但加上前述调整，但双方另有书面相反协议的除外。

10.5 本合同各条款的标题仅为方便而设，其存在不应损及本合同各条款的含义与解释。

10.6 本合同所称的"法律"包括中国立法机关及行政机关制定的法令、法规、规定、规范意见、决定等法律文件以及原机关对其所颁布或制定的法律文件作出的任何修改或变更。

10.7 本合同的订立、效力、解释、履行和争议的解决，均受中国法律保护和管辖。

10.8 本合同的若干条款若被中国司法机关判定或裁定无效或不可强制执行，该判定或裁定并不会损及本合同其它条款的有效性。

第十一条　　通知

11.1 一方根据本协议规定作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人或挂号邮务发至另一方以下规定的地址或传真至另一方以下规定的传真号码。通知被视为已有效作出的日期应按以下规定确定：

(a) 经专人交付的通知应在专人交付之日被视为有效作出。

(b) 以挂号邮寄的，通知应在付邮（以邮戳日期为准）后第七（7）天（若最后一天是星期日或法定节假日则顺延至下一个工作日）被视为有效作出。

(c) 以传真形式发出的通知应视作于传真完毕的时间作出。但发件人应出示传真机就其所发出的文件而印刷的报告以证明有关文件已经完满地传给对方。

11.2 如果乙方更换地址，应在取得新地址后的七天内通知甲方。甲乙双方的联系资料如下：

甲方地址：中国北京市朝阳区黄寺大街一号
联系人：周东洲
电话：+ 86 10 82256618
传真：+86 10 82256469

乙方地址：北京市东城区朝阳门北大街8号富华大厦A座9层
电话：010－65542288
传真：010－65547190

鉴此，甲方和乙方在北京签署本合同。

甲方：中国中煤能源股份有限公司
法定代表人/授权代表：

姓名：经天亮
职务：董事长、执行董事

乙方：

姓名：张　克

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